Form 20-F
period 2019-12-31
Intercorp Financial Services Inc.
filed 2020-04-22
CIK 1615903

As filed with the Securities and Exchange Commission on April 22, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-38965

INTERCORP FINANCIAL SERVICES, INC.

(Exact name of Registrant as specified in its charter)

INTERCORP FINANCIAL SERVICES, INC.

(Translation of Registrant’s name into English)

REPUBLIC OF PANAMA

(Jurisdiction of incorporation or organization)

Intercorp Financial Services Inc.

Torre Interbank, Av. Carlos Villarán 140

La Victoria

Lima 13, Peru.

(Address of principal executive offices)

Michela Casassa Ramat

Intercorp Financial Services Inc.

Torre Interbank, Av. Carlos Villarán 140

La Victoria

Lima 13, Peru.

Telephone: (511) 219-2000 ext. 22110

E-mail: mcasassa@intercorp.com.pe

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	IFS	NYSE and Lima

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Shares of common stock: 115,447,705

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes   ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

				Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

INTRODUCTION

All references to “we”, “us”, “our company”, and “IFS” in this Annual Report on Form 20-F are to Intercorp Financial Services Inc., a corporation (sociedad anónima) organized under the laws of the Republic of Panama (“Panama”).

In this Annual Report on Form 20-F, we refer to and the discussion of our business includes the business of our principal subsidiaries as follows: (i) in our banking segment: Banco Internacional del Perú, S.A.A.—Interbank, an open-stock corporation (sociedad anónima abierta) organized under the laws of Peru, as “Interbank”; (ii) in our insurance segment: Interseguro Compañía de Seguros, S.A., a corporation (sociedad anónima) organized under the laws of Peru, as “Interseguro”; and (iii) in our wealth management segment: Inteligo Group Corp., a corporation (sociedad anónima) organized under the laws of Panama, as “Inteligo”; Inteligo Bank Ltd., a corporation organized under the laws of The Bahamas, as “Inteligo Bank”; Inteligo Sociedad Agente de Bolsa S.A., a corporation (sociedad anónima) organized under the laws of Peru, as “Inteligo SAB”; Inteligo USA Inc., a corporation organized under the laws of New York, as “Inteligo USA”, and Interfondos S.A. Sociedad Administradora de Fondos, a corporation organized under the laws of Peru, as “Interfondos SAFM” or “Interfondos”.

In this Annual Report on Form 20-F, we also refer to our parent company, Intercorp Perú Ltd. (“Intercorp Peru” or “Intercorp”), a holding company for a group of companies operating mainly in Peru under the name “Intercorp”. Intercorp Peru’s main subsidiaries include our company and Intercorp Retail Inc. (“Intercorp Retail”). Intercorp Retail acts as a holding company for the retail and real estate operations of Intercorp Peru in Peru. Through its subsidiary InRetail Peru Corp whose shares are listed on the Lima Stock Exchange under the symbol “INRETAILC1,” Intercorp Retail has controlling stakes in (i) Supermercados Peruanos S.A. (“Supermercados Peruanos”), a supermarket chain, primarily operating under the: “Plaza Vea,” “Vivanda” and “MASS” brands, (ii) InRetail Pharma S.A., consisting of a chain of pharmacies operating under the “Inkafarma” and “MiFarma” brands with a distribution and marketing business as well as manufacturing some pharmaceutical products and (iii) InRetail Real Estate Corp., an owner, developer and operator of shopping malls under the “Real Plaza” brand. Intercorp Retail also controls directly (a) Tiendas Peruanas S.A., a department store chain operating under the “Oechsle” brand that started operations in 2009, (ii) Financiera Oh! S.A., a consumer finance company that started operations in 2010, and (iii) Homecenters Peruanos S.A. (“Homecenters Peruanos”), a home improvement company operating under the “Promart” brand. Our parent company Intercorp Peru also controls the following companies involved in the private education and healthcare businesses under the following brands: “Innova Schools,” “Zegel IPAE,” “UTP” “IDAT” and “Aviva”.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements. All statements other than statements of historical facts included in this Annual Report on Form 20-F regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs and statements regarding other future events or prospects are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; our possible or assumed future results of operations; capital expenditures and investment plans; adequacy of capital; and financing plans. In addition, this Annual Report on Form 20-F includes forward-looking statements relating to our potential exposure to various types of market risks, such as macroeconomic risk, Peru specific risks, foreign exchange rate risk, interest rate risks and other risks related to our financial performance. The words “aim,” “may,” “will,” “expect,” “is expected to,” “anticipate,” “believe,” “future,” “continue,” “help,” “estimate,” “plan,” “schedule,” “intend,” “should,” “would be,” “seeks,” “estimates,” “shall,” or the negative or other variations thereof, as well as other similar expressions regarding matters that are not historical facts, are or may indicate forward–looking statements.

We have based these forward-looking statements on our management’s current views with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward–looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things:

•	our holding company structure;

•	economic, business and political developments in Peru and globally;

•	changes in Peruvian, Panamanian and Bahamian and other foreign laws and regulations, including the adoption of new capital requirements for banks or insurance companies;

•	increased competition in the Peruvian financial services and insurance markets;

•	increased inflation;

•	exchange rate instability and government measures to control foreign exchange rates;

•	developments affecting the purchasing power of middle-income consumers or consumer spending generally;

•	changes in interest rates;

•	downturns in the capital markets and changes in capital markets in general that affect policies or attitudes towards lending to Peru or Peruvian companies or securities issued by Peruvian companies;

•	our ability to keep up with technological changes;

•	the inability to obtain the capital we need for further expansion of our businesses;

•	the inability to attract and retain key personnel;

•	changes in tax laws;

•	severe weather, adverse climate changes and natural disasters;

v

•	health epidemics (including the current COVID-19 pandemic) and other outbreaks;

•	changes and volatility in regional or global markets;

•	dependence on sovereign debt in our investment portfolios;

•	credit and other risks of lending, such as increases in defaults of borrowers;

•	increased costs of funding or our inability to obtain additional debt or equity financing on attractive terms or at all;

•	a deterioration in the quality of our assets;

•	allowances for impairment losses may be inadequate;

•	changes to accounting standards;

•	changes in actuarial assumptions upon which our annuity business is based;

•	failure to adequately price insurance premiums;

•	decreases in the spread between investment yields and implied interest rates in annuities;

•	dependence on information technology (“IT”) systems and cybersecurity risks; and

•	other risks and uncertainties described in “Item 3. Key Information—Risk Factors.”

We urge holders of our common shares to read the sections of this Annual Report on Form 20-F entitled “Item 3. Key Information—Risk Factors”, “Item 4. Information on the Company— Business Overview” and “Item 5. Operating and Financial Review and Prospects” for a more complete discussion of the factors that could affect our future performance and the industries in which we operate. Additionally, new risks and uncertainties can emerge from time to time, and it is not possible for us to predict all future risks and uncertainties, nor can we assess their potential impact. Accordingly, holders of our common shares should not place undue reliance on forward-looking statements as a prediction of actual results.

All forward-looking statements included in this Annual Report on Form 20-F are based on information available to us on the date of this Annual Report on Form 20-F. We undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All other written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this Annual Report on Form 20-F.

PRESENTATION OF FINANCIAL INFORMATION

Our audited annual consolidated financial statements as of December 31, 2019 and 2018 and for each of the three years ended December 31, 2019, 2018 and 2017 included in this Annual Report on Form 20-F have been prepared in soles and in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and audited by Paredes, Burga & Asociados Sociedad Civil de Responsabilidad Limitada, a member firm of Ernst & Young Global Limited (“EY Peru”).

For a description of our significant accounting policies, see Note 3 to our audited annual consolidated financial statements.

For regulatory purposes, including regulations of the Banco Central de Reserva del Perú (the “Central Reserve Bank of Peru”) and regulations and the reporting requirements of the Superintendencia del Mercado de Valores (“SMV”), our Peruvian subsidiaries, Interbank and Interseguro, also prepare in Spanish and make available to shareholders statutory financial statements as prescribed by the Peruvian Superintendency of Banks, Insurance and Private Pension Fund Administrators (Superintendencia de Banca, Seguros y AFPs, or “SBS”), hereinafter “SBS GAAP”.

We have included in this Annual Report on Form 20-F certain information reported by the SBS for the Peruvian banking and insurance sectors as a whole as well as for individual financial institutions in Peru, including Interbank and Interseguro, which report to the SBS in SBS GAAP. The information under SBS GAAP has been presented for comparative market purposes. All statements in this Annual Report on Form 20-F regarding our relative market position and financial performance vis-à-vis the financial services and insurance sectors in Peru are based, out of necessity, on information obtained from the SBS and the SMV. With respect to comparative banking information we typically compare ourselves against certain peer banks or against the system as a whole. With respect to comparative insurance information we typically compare ourselves against the industry as a whole. Statements in this Annual Report on Form 20-F regarding our relative market position and financial performance, however, do not include information relating to Inteligo as Inteligo is not regulated by and does not report to the SBS or the SMV.

Certain comparative financial information related to our compound annual growth rate (“CAGR”) included in this Annual Report on Form 20-F has been prepared based on information reported pursuant to SBS GAAP, except for Inteligo. Compound Annual Growth Rate (“CAGR”) is calculated by (i) dividing the value of a variable on year X (ending value) by the value of this same variable on year Y (beginning value), then (ii) raising this to an exponent of one divided by (X-Y) and (iii) subtracting one from the result. In addition, our Peruvian subsidiaries pay dividends to us on the basis of the SBS GAAP financial statements as further described in this Annual Report on Form 20-F. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends and dividends policy” and “Item 3. Key Information—Risk Factors—We are a holding company and all of our operations are conducted through our subsidiaries. Our ability to pay dividends to holders of our common shares will depend on the ability of our subsidiaries to pay dividends and make other distributions to us.”

IFRS differs in certain significant respects from SBS GAAP. Consequently, information presented in this Annual Report on Form 20-F in accordance with SBS GAAP or based on information from the SBS or SMV may not be comparable with our financial information prepared in accordance with IFRS. Unless otherwise indicated, all financial information provided in this Annual Report on Form 20-F has been prepared in accordance with IFRS.

Change in Accounting Policies and Estimates

On January 1, 2019, we adopted for the first time IFRS 16 “Leases”, effective for annual periods beginning on or after January 1, 2019. Additionally, we early adopted the amendments to IFRS 9 “Financial Instruments”, IAS 39 “Financial Instruments: Recognition and Measurement”, and IFRS 7 “Financial Instruments: Disclosures”; in connection with the Interest rate benchmark reform, in effect for annual periods beginning on or after January 1, 2020. See Note 3.2.2 to our audited annual consolidated financial statements.

Furthermore, since January 1, 2018, we are applying: (i) IFRS 15 “Revenue from Contracts with Customers”, which did not present any significant impacts or differences with respect to IAS 18, in relation with the moment at which we recognize revenues or when revenues must be recognized at gross amount, as principal, or net, as agent; and (ii) IFRS 9 “Financial Instruments”, which according to what is allowed by the standard, was applied by us without restating the financial statements for the year ended December 31, 2017. Therefore, the information for the year ended December 31, 2017 is presented in accordance with IAS 39 (for which accounting policies are described in Note 3.4(ah) to our audited annual consolidated financial statements and it is not comparable to the information of the years 2018 and 2019, which is presented in accordance with IFRS 9). The differences that arose due to the first adoption of IFRS 9 were recognized directly in retained earnings as of January 1, 2018.

As of December 31, 2017, our, subsidiary, Interseguro, recognized in its consolidated statement of income the effect of the change in the value of liabilities coming from retirement, disability and survivor’s pensions, caused by the variation in the market interest rates used to discount these liabilities. In the first quarter of 2018, we modify our accounting policy in order to show the effect of the change in market interest rates on the statement of other comprehensive income. This change was made to reduce volatility in the profits or losses associated with the effect of changes in market interest rates, as the financial assets supporting such insurance liabilities were measured at fair value through other comprehensive income.

According to IAS 8, as the aforementioned change constituted a voluntary change in our accounting policy and, in compliance with the standard, it was applied retrospectively to previously released balances. In that sense, we calculated the accounting effects of the retrospective application of these changes to the balances as of January 1, 2017 and December 31, 2017. The cumulative effect as of those dates were recorded as a decrease in the caption “Unrealized results” and an increase in the caption “Retained earnings” for approximately S/479,476,000 and S/675,095,000, respectively. This accounting policy change was made in accordance with IFRS 4 “Insurance Contracts” and, in our opinion, provides more accurate and relevant information regarding the our insurance contract operations.

In addition, in 2018, Interseguro adopted new mortality tables because they reflected recent changes in life expectancy. Likewise, it modified the assumptions used in the determination of the discount rate with the purpose of reflecting the business nature in the long term. The effect of the first application of the new mortality tables as of June 1, 2018, amounted to S/144,777,000, which, in accordance with IAS 8, has been recognized prospectively affecting 2018 results within the caption “Net premiums earned”.

The effects of the first application of “Matching Adjustment” interest rates as of June 1, 2018, amounted to S/423,080,000; which, according to IAS 8, was prospectively recognized and was part of the 2018 movement in other comprehensive results within the caption “Unrealized results, net”.

Currency Translation

The term “sol” and the symbol “S/” refer to the legal currency of Peru, and the term “U.S. dollar” and the symbol “U.S.$” refer to the legal currency of the United States.

We have translated some of the soles amounts contained in this Annual Report on Form 20-F into U.S. dollars for convenience purposes only. Unless otherwise indicated or the context otherwise requires, the rate used to translate soles amounts to U.S. dollars as of December 31, 2019 was S/3.314 = U.S.$1.00, which was the exchange rate reported for December 31, 2019 by the SBS. The Federal Reserve Bank of New York does not report a noon buying rate for soles. The U.S. dollar equivalent information presented in this Annual Report on Form 20-F is provided solely for convenience of investors and should not be construed as implying that the soles or other currency amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

Effect of Rounding

Certain figures included in this Annual Report on Form 20-F and in our consolidated financial statements have been rounded for ease of presentation. Percentage figures included in this Annual Report on Form 20-F have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this Annual Report on Form 20-F may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

Market and Industry Data

In this Annual Report on Form 20-F, unless otherwise indicated, all macroeconomic data relating to Peru is based on information published by the SBS, the Central Reserve Bank of Peru, the Peruvian Ministry of the Economy and Finance (Ministerio de Economía y Finanzas, or “MEF”), and the Peruvian National Institute of Statistics and Information Processing (Instituto Nacional de Estadística e Informática, or “INEI”). References in this Annual Report on Form 20-F to “GDP” refer to real gross domestic product, except for GDP per capita and penetration ratios of loan products.

References in this Annual Report on Form 20-F to “peer countries” in Latin America refer to Brazil, Chile, Colombia and Mexico. Certain information about peer countries in Latin America have been derived from the Economist Intelligence Unit (“EIU”), the Chilean Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras, or “SBIF”), the Central Bank of Brazil (Banco Central do Brasil), the Colombian Financial Superintendency (Superintendencia Financiera de Colombia), and the Mexican Commission for Banking and Securities (Comisión Nacional Bancaria y de Valores). References in this Annual Report on Form 20-F to the “four largest banks in Peru” or the “four largest Peruvian banks” refer to Banco de Crédito del Perú (“BCP”), BBVA Continental, Interbank and Scotiabank Perú S.A.A.

Unless otherwise indicated, statistical information in this Annual Report on Form 20-F relating to our Peruvian subsidiaries Interbank and Interseguro, regarding market share, ranking, and other measures, as well as information on other Peruvian financial institutions and the Peruvian financial system generally, has been derived from reports and information published by the SBS, the SMV, the Central Reserve Bank of Peru, the Association of Peruvian Banks (Asociación de Bancos del Perú, or “ASBANC”), Swiss Re Sigma’s report “World Insurance in 2019: solid, but mature life markets weigh on growth” (“Swiss Re Sigma 2019 Report”) or from other publicly available sources and industry publications.

Socioeconomic levels are determined based on the data collected by INEI in their national annual survey Encuesta Nacional de Hogares (“ENAHO”). INEI assigns a score to each household based on their ranking on the following four factors: (i) characteristics of the household living space, (ii) level of living space overcrowding, (iii) level of education of household head and (iv) ownership of durable goods/properties; and then groups them in five socioeconomic segments (A, B, C, D, E).

Other market share information and other statistical information and quantitative statements in this Annual Report on Form 20-F regarding our market position relative to our competitors, except where otherwise indicated, is not based on published statistical data or information obtained from independent third parties. Rather, such information and statements reflect management estimates based upon our internal records and surveys, statistics published by providers of industry data, information published by our competitors, and information published by trade and business organizations and associations and other sources within the industry in which we operate. We have not independently verified any data produced by third parties or industry or general publications, although we believe such data and publications are reliable. In addition, while we believe our internal data and surveys to be reliable, such data and surveys have not been verified by any independent sources.

Loan Portfolio Data

Unless otherwise indicated, references in this Annual Report on Form 20-F to performing loans refer to loans in compliance with their original contractual obligations. References to past-due loans refer to overdue loans defined as follows: commercial loans are considered past-due once amortization payments are 15 days overdue; loans to micro-businesses are considered past-due once amortization payments are 30 days overdue; and in the case of consumer, mortgage and leasing loans, the amortization portion of a coupon is considered past-due once 30 days overdue and the total amount of the loan is considered past-due once an amortization payment is 90 days overdue. For IFRS 7 and IFRS 9 disclosure purposes, the entire loan balance is considered past due when debtors have failed to make a payment when contractually due. Past-due loans do not include refinanced and restructured loans. References to total gross loans include total loans outstanding, including past-due loans, refinanced loans and restructured loans, and references to total net loans refer to gross loans plus accrued interest less allowances for loan losses and deferred interest.

Certain Financial Definitions and Conventions

We present return on assets, or “ROA”, return on equity or “ROE”, net interest margin or “NIM”, risk adjusted net interest margin or “risk adjusted NIM”, cost of risk and efficiency ratio in this Annual Report on Form 20-F. We define our ROA as net profit for the period divided by average total assets; our ROE as net profit for the period divided by average shareholders’ equity; NIM as (x) net interest and similar income divided (y) average interest earning assets; risk adjusted NIM as net interest margin after impairment loss on loans, net of recoveries; Cost of risk is defined as impairment loss on loans, net of recoveries divided by average gross loans. Efficiency ratio as the division of (x) salaries and employee benefits plus administrative expenses plus depreciation and amortization by (y) net interest and similar income plus other income, plus net premiums earned.

We present average balances and nominal average interest rates in this Annual Report on Form 20-F. Except as otherwise indicated, average balances are based on quarterly balances. Nominal average interest rates have been calculated by dividing interest earned on assets or paid on liabilities by the corresponding average balances on such assets or liabilities.

Non-GAAP Financial Measures

In this Annual Report on Form 20-F, we present adjusted net profit, adjusted ROE and adjusted ROA, which are non-GAAP financial measures. A non-IFRS financial measure does not have a standardized meaning prescribed by IFRS. A non-GAAP financial measure is generally defined as a numerical measure of an issuer’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with IFRS in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

For the year ended December 31, 2018, we define adjusted net profit as net (loss) / profit for the year plus the effect on our insurance technical reserves of the adoption of new mortality tables published by the SBS through Resolution No. 886-2018 in March, 2018. The Resolution adopts the new Peruvian mortality and morbidity tables to be used in mathematical reserve calculations of pensions. These tables gather updated information and show the recent changes in the life expectancy in Peru. As international actuarial and accounting standards, mortality tables need to be updated on a regular basis with information reflecting the reality of the insured, beginning June 1, 2018, we decided to use these new tables for Interseguro’s pension reserve calculation. See Note 14(e) to the audited annual consolidated financial statements. As a result we had a negative impact of S/144.8 million due to the aggregate effect recorded in technical reserves on insurance policies issued prior to the date of adoption of the new mortality tables. We believe that the adoption of further changes to the mortality tables within the next two years is not reasonably likely to occur. We believe that by excluding this effect, supplemental information is provided for our management and investors to analyze our core operating performance on a consistent basis from period to period. The technical reserves calculation is recorded on the income statement in the caption “total net premiums, earned.”, except for the interest rate effect that is recorded in the other comprehensive income statement in the caption “unrealized results, net”. See Note 22 to our audited annual consolidated financial statements.

For the year ended December 31, 2019, we define IFS’s adjusted net profit as net profit excluding the financial expense of S/29.0 million after taxes from the execution of a liability management transaction in the banking segment. Likewise, we define Interbank’s adjusted net profit as net profit excluding (i) financial expense of S/29.0 million after taxes from the execution of a liability management transaction and (ii) the gain of S/32.4 million after taxes on the sale of Interfondos to Inteligo in the banking segment, which is eliminated upon consolidation. Finally, for our wealth management segment we defined adjusted net profit as net profit excluding financial expense of S/3.8 million related to the amortization of assets acquired as part of the Interfondos discussed above, which is also eliminated upon consolidation. See “Item 3. Key Information—Selected Financial Data—Non-GAAP Financial Measures” and “Item 5. Operating and Financial Review and Prospects—Operating Results– Results of Operations for the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018.”

Additionally, we define: (i) adjusted ROE as adjusted net profit for the year ended December 31, 2019, divided by average shareholders’ equity, and (ii) adjusted ROA as adjusted net profit for the year ended December 31, 2019, divided by average total assets. See “Item 3. Key Information—Selected Financial Data—Non-GAAP Financial Measures.”

There may be limits in the usefulness of these measures to investors. As a result, we encourage readers to consider the consolidated financial statements and other financial information contained in this Annual Report on Form 20-F in their entirety, and not to rely on any single financial measure.

x

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following table sets forth our summary consolidated financial information. The consolidated income statements data for the years ended December 31, 2019, 2018 and 2017 and the consolidated statements of financial position data as of December 31, 2019 and 2018, are derived from our audited annual consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F. The financial data for the years ended December 31, 2017, 2016 and 2015 has been derived from our audited annual consolidated financial statements not included in this Annual Report on Form 20-F.

On January 1, 2019, we adopted for the first time IFRS 16 “Leases” which established that at the commencement date of a lease, a lessee will recognize a liability to reflect lease payments and the asset that represents the right-of-use of the underlying leased asset during the lease term will be recorded. Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. As permitted by the transitional provisions of IFRS 16, we elected to apply the modified retrospective approach and we have not restated comparative figures. See Note 3.2.2. to our audited annual consolidated financial statements.

As a result of the adoption of IFRS 9 beginning January 1, 2018, our audited consolidated financial statements for 2018 and related ratios are not comparable to prior years.

Until December 31, 2017, our subsidiary Interseguro recognized in its income statements the effect of the change in the value of liabilities coming from retirement, disability and survivor’s pensions, caused by the variation in the market interest rates used to discount these liabilities. During 2018, Interseguro voluntarily modified its accounting policy in order to show the effect of the change in market interest rates in the statements of other comprehensive income, providing more accurate and relevant information. The resulting impact was retrospectively recorded restating unrealized results, net and retained earnings of our consolidated statements of financial position as of December 31, 2017, 2016 and 2015 and for the years then ended. For more information about the change in our insurance accounting policy, see Note 3.2.1(i) of our audited annual consolidated financial statements.

The results included below are not necessarily indicative of our future performance and should not be construed as such. The summary financial and operating information presented below should be read in conjunction with “Presentation of Financial and Other Information,” “Item 5. Operating and Financial Review and Prospects” and our audited annual consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F.

Consolidated Income Statements

	For the years ended December 31,
	2019	2018	2017(1)	2016(1)	2015(1)
			(Restated)	(Restated)	(Restated)
	(S/ in millions)(2)
Interest and similar income	4,847.2	4,321.3	3,809.0	3,704.8	3,342.7
Interest and similar expenses	(1,407.9)	(1,170.6)	(1,119.9)	(1,081.9)	(921.7)

Net interest and similar income	3,439.3	3,150.7	2,689.1	2,623.0	2,421.0

Impairment loss on loans, net of recoveries	(750.8)	(660.1)	(827.9)	(783.6)	(645.8)
Recovery (loss) due to impairment of financial investments	(6.8)	13.1	(20.8)	(28.3)	(78.3)
Net interest and similar income after impairment loss	2,681.7	2,503.7	1,840.4	1,811.0	1,696.9

Other income

Fee income from financial services, net	925.9	874.4	849.2	809.5	770.6
Net gain on foreign exchange transactions	201.4	228.2	201.8	264.2	521.2
Net gain on sale of financial investments	112.2	14.2	184.8	103.3	134.9
Net gain from derecognigtion of financial assets at amortized cost	8.5	—	—	—	—
Net gain (loss) on financial assets at fair value through profit or loss	103.2	12.0	18.4	(47.9)	(111.8)
Net gain on investment property	96.2	85.3	25.4	23.1	43.5
Other income	70.7	69.0	87.4	64.1	75.3

Total other income	1,518.0	1,283.1	1,367.2	1,216.3	1,433.6

Insurance premiums and claims
Premiums assumed	662.3	762.1	533.6	730.6	905.0
Adjustment of technical reserves	(222.5)	(316.8)	(240.2)	(404.9)	(628.7)
Premiums ceded to reinsurers	(13.2)	(116.7)	(34.1)	(138.3)	(129.9)
Net claims and benefits incurred for life insurance contracts and others	(722.3)	(736.0)	(412.3)	(318.2)	(258.9)

Total net premiums earned minus claims and benefits	(295.7)	(407.5)	(152.9)	(130.8)	(112.6)

Other expenses
Salaries and employee benefits	(798.8)	(755.9)	(714.6)	(711.3)	(692.5)
Administrative expenses	(786.4)	(775.3)	(730.6)	(688.9)	(700.7)
Depreciation and amortization	(262.0)	(164.7)	(145.2)	(130.1)	(111.1)
Other expenses	(131.2)	(141.6)	(120.3)	(102.1)	(115.4)

Total other expenses	(1,978.3)	(1,837.5)	(1,710.6)	(1,632.4)	(1,619.6)

Income before translation result and income tax	1,925.7	1,541.9	1,344.1	1,264.0	1,398.4

Translation result	17.8	(35.0)	15.9	20.1	(25.1)
Income tax	(493.3)	(415.5)	(326.5)	(333.9)	(352.6)
Net profit for the year	1,450.1	1,091.4	1,033.5	950.2	1,020.7

Attributable to:
IFS’ shareholders	1,441.3	1,084.3	1,027.4	944.6	1,013.7
Non-controlling interest	8.9	7.1	6.1	5.6	7.0
Earnings per share attributable to IFS’ shareholders basic and diluted (stated in soles)	12.778	9.818	9.625	8.715	9.295
Weighted average number of outstanding shares (in thousands)	112.8	110.4	106.7	108.4	109.1

Consolidated Statements of Financial Position

	For the years ended December 31,
	2019	2018	2017	2016	2015
			(Restated)	(Restated)	(Restated)
		(S/ in millions)(2)
Assets
Cash and due from banks	11,128.9	8,380.4	11,204.8	11,761.8	12,431.8
Inter-bank funds	85.0	495.0	403.5	5.0	245.0
Financial investments	19,072.7	17,629.4	16,924.1	10,209.8	8,651.9
Loans, net of unearned interest	38,531.6	34,325.7	29,406.3	28,192.6	27,035.8
Impairment allowance for loans	(1,394.8)	(1,364.8)	(1,202.1)	(1,166.8)	(1,041.6)
Investment property	972.1	986.5	1,118.6	745.2	713.3
Property, furniture and equipment, net(3)	950.9	622.5	612.6	589.8	579.2
Intangibles and goodwill, net	979.3	954.5	921.6	267.4	199.4
Other assets(4)	1,236.5	1,715.0	1,005.0	1,114.4	1,186.1

Total assets	71,562.3	63,744.4	60,394.5	51,719.4	50,000.9

Liabilities and equity
Deposits and obligations	38,093.2	33,682.0	32,607.6	30,097.9	28,487.7
Inter-bank funds	169.1	—	30.0	332.3	—
Due to banks and correspondents	3,979.6	4,293.4	4,407.4	5,328.6	6,191.7
Bonds, notes and other obligations	6,890.3	6,496.8	5,602.4	4,769.4	4,925.4
Insurance contract liabilities	11,338.8	10,300.5	10,514.5	5,010.5	4,477.1
Other liabilities(3)(5)	2,187.7	1,883.4	1,395.7	1,182.4	1,458.0

Total liabilities	62,658.8	56,655.9	54,557.6	46,721.0	45,539.9

Equity, net
Equity attributable to IFS’ shareholders	8,856.9	7,048.1	5,800.5	4,879.1	4,345.6
Non-controlling interest	46.6	40.4	36.4	119.2	115.4

Total equity, net	8,903.4	7,088.5	5,836.9	4,998.3	4,460.9

Total liabilities and equity net	71,562.3	63,744.4	60,394.5	51,719.4	50,000.9

Selected Ratios and Operational Data

	As of and for the year ended December 31,
	2019	2018	2017
Performance Ratios
Net interest margin(6)	5.3%	5.4%	5.3%
Efficiency ratio(7)	34.3%	35.6%	36.8%
ROA(8)	2.1%	1.8%	2.0%
Adjusted ROA(9)	2.2%	2.0%	—
ROE	18.3%	16.6%	19.3%
Adjusted ROE(10)	18.6%	18.6%	—
Risk adjusted NIM(11)	4.2%	4.3%	3.7%
Cost of risk(12)	2.1%	2.1%	2.9%
Capital and Balance Sheet Structure
Average total equity as a percentage of average total assets	11.7%	10.7%	10.1%

Total loans, net as a percentage of total deposits	97.5%	97.9%	86.5%

Core equity tier 1 ratio(13)	11.6%	10.6%	10.1%
Total capital ratio of Interbank(14)	15.2%	15.8%	16.1%
Solvency ratio of Interseguro(15)	144.5%	137.9%	134.9%
Total capital ratio of Inteligo Bank(16)	24.7%	25.5%	32.6%
Credit Quality
Past-due loans as a percentage of total gross loans (at end of period)	2.5%	2.5%	2.7%
Other Data
Assets under management of Inteligo	18,292.9	17,592.7	16,229.9
Inteligo deposits	2,861.5	2,608.7	2,253.3
Exchange rate (S/ per U.S. $1.00 at end of period)	3.314	3.373	3.241
Financial stores	256	270	273
ATMs	1,603	1,973	2,052
Correspondent agents(17)	3,241	2,506	2,505
Number of digital users(18)	1,233,204	882,437	620,448
Percentage of digital users(18)(19)	63%	53%	40%

(1)

Our financial information for 2017, 2016 and 2015 was restated as a result of a voluntary change in accounting policy regarding our method of accounting the variation in market interest rates on insurance contract liabilities. See Note 3.2.1(i) to our audited annual consolidated financial statements.

(2)	Except for percentages and ratios, and operational data.
(3)

Due to the adoption of IFRS 16, as of December 31, 2019, we have recorded a S/335.0 million, increase in the caption “Property, furniture and equipment (Right-of-use assets)” and recorded simultaneously, an increase for S/341.8 million, in the caption “Accounts payable, provisions and other liabilities (Lease liabilities)”.

(4)	“Other assets” is defined as due from customers on acceptances, other accounts receivable and other assets, net and deferred income tax assets, net.
(5)	“Other liabilities” is defined as due from customers on acceptances, other accounts payable, provisions and other liabilities and deferred income tax liabilities, net.
(6)	“Net interest margin” is defined as (x) net interest and similar income divided by (y) average interest- earning assets. See “Item 4. Information on the Company—Selected Statistical Information”.
(7)

“Efficiency ratio” is calculated by dividing (x) salaries and employee benefits plus administrative expenses plus depreciation and amortization by (y) net interest and similar income plus other income, plus net premiums earned.

(8)	ROA is calculated as net profit as a percentage of average assets, computed as the simple average of the quarterly balances from December of the previous year to the date as of calculation.
(9)

Adjusted ROA is calculated as adjusted net profit as a percentage of average assets, computed as the simple average of the quarterly balances from December of the previous year to the date as of calculation. For 2019, adjusted net profit excludes financial expense of S/29.0 million after taxes from the execution of a liability management transaction at Interbank. Adjusted net profit for 2018 excludes S/144.8 million, which is the aggregate effect recorded in technical reserves due to a change in accounting estimates driven by the publication by the SBS of new mortality tables. Net profit was not adjusted for 2017. See Note 3.4 (d) and 3.6 to our audited annual consolidated financial statements. Adjusted net profit and Adjusted ROA are non-GAAP financial measures and should not be considered in isolation or as a substitute for net profit or ROA, or other performance measures. See “Presentation of financial and other information—Non-GAAP financial measures” and “Item 3. Key Information—Selected financial data—Non-GAAP Financial Measures.”.

(10)

Adjusted ROE is calculated as adjusted net profit as a percentage of average shareholders’ equity, computed as the simple average of the quarterly balances from December of the previous year to the date as of calculation. For 2019, adjusted net profit excludes financial expense of S/29.0 million after taxes from the execution of a liability management transaction at Interbank. Adjusted net profit for 2018 excludes S/144.8 million, which is the aggregate effect recorded in technical reserves due to a change in accounting estimates driven by the publication by the SBS of new mortality tables. Net profit was not adjusted for 2017. See Note 3.4 (d) and 3.6 to our audited annual consolidated financial statements. Adjusted ROE is a non-GAAP financial measures and should not be considered in isolation or as a substitute for Net Profit or ROE, or other performance measures. See “Presentation of financial and other information—Non-GAAP financial measures” and “Item 3. Key Information—Selected financial data—Non-GAAP Financial Measures.”

(11)	Risk adjusted net interest margin is defined as net interest margin after impairment loss on loans, net of recoveries.
(12)	Cost of risk is defined as impairment loss on loans, net of recoveries divided by average gross loans.
(13)	Calculated for Interbank only under SBS GAAP.
(14)

Regulatory capital for Interbank is calculated in accordance with the guidelines of the Basel II Accord, as adopted by the SBS and is based on information from Interbank’s financial statements prepared under SBS GAAP. See “Item 4. Information on the Company—Business Overview—Regulation and Supervision—Banking Regulation and Supervision—Capital Adequacy Requirements Basel II”.

(15)

Solvency ratio for Interseguro is calculated in accordance with SBS guidelines and is based on information from Interseguro’s financial statements prepared under SBS GAAP. See “Item 4. Information on the Company—Business Overview—Regulation and Supervision—Insurance Regulation and Supervision—Solvency Requirements and Regulatory Capital”.

(16)	Capitalization Ratio for Inteligo Bank is calculated in accordance with the guidelines promulgated by the Central Bank of The Bahamas.
(17)	ASBANC estimates, for 2015-2018 and our estimates for 2019.
(18)	In the month of December for each full year.
(19)	Percentage of digital users over total clients that interact with Interbank.

Non-GAAP Financial Measures

In this Annual Report on Form 20-F, we use adjusted net profit, adjusted ROE and adjusted ROA. These measures are not calculated in accordance with IFRS and we collectively refer to these as non-GAAP financial measures. For more information see “Presentation of Financial and other information – Non-GAAP Financial Measures”.

The following table presents adjusted net profit, adjusted ROE and adjusted ROA on a consolidated basis, for our banking segment and for wealth management segment, as of and for the year ended December 31, 2019 and 2018:

	As of December 31, 2019
	Net profit	Adjustment(1)	Adjusted Net Profit	Average total assets	ROA	Adjusted ROA	Average total equity	ROE	Adjusted average total equity	Adjusted ROE
Banking	1,228.5	(3.4)	1,225.2	50,536.3	2.4%	2.4%	5,783.6	21.2%	5,763.5	21.3%
Insurance	130.4	—	130.4	13,382.1	1.0%	1.0%	921.4	14.2%	921.4	14.2%
Wealth Management	200.3	3.8	204.0	3,910.5	5.1%	5.2%	812.3	24.7%	813.1	25.1%
Holding and eliminations	(109.1)	28.6	(80.5)	99.1			411.2		436.3

Total	1,450.1	29.0	1,479.1	67,928.0	2.1%	2.2%	7,928.5	18.3%	7,934.3	18.6%

(1)

Adjusted net profit of the banking segment, for the year ended December 31, 2019, is calculated excluding (i) financial expense of S/29.0 million after taxes from the execution of a liability management transaction and (ii) the gain of S/32.4 million after taxes on the sale of Interfondos to Inteligo, which is eliminated upon consolidation. For our wealth management segment we defined adjusted net profit as net profit excluding financial expense of S/3.8 million related to the amortization of assets acquired as part of the Interfondos discussed above, which is also eliminated upon consolidation. Adjusted net profit is a non-GAAP financial measure and should not be considered in isolation or as a substitute for net profit, or other performance measures. See “Presentation of financial and other information—Non-GAAP financial measures.”

The following table presents the reconciliation of adjusted net profit, adjusted ROE and adjusted ROA for our insurance segment as of and for the year ended December 31, 2018.

	As of December 31, 2018
	Net profit	Adjustment(1)	Adjusted Net Profit	Average total assets	ROA	Adjusted ROA	Average total equity	ROE	Adjusted average total equity	Adjusted ROE
Banking	1,010.9	—	1,010.9	45,515.7	2.2%	2.2%	4,994.3	20.2%	4,994.3	20.2%
Insurance	(61.5)	144.8	83.3	12,388.1	(0.5)%	0.7%	803.7	(7.6)%	890.5	9.4%
Wealth Management	197.5	—	197.5	3,314.3	6.0%	6.0%	768.0	25.7%	768.0	25.7%
Holding and eliminations	(55.6)	—	(55.6)	(145.5)			(7.3)		(7.3)

Total	1,091.4	144.8	1,236.2	61,072.6	1.8%	2.0%	6,558.8	16.6%	6,645.6	18.6%

(1)

Change in accounting estimates recorded in Total net premiums-earned minus claims and benefits driven by the publication by the SBS of new mortality tables. See Note 3.4 (d) to our audited annual consolidated financial statements and “Presentation of financial and other information – Non-GAAP financial measures”.

The following tables reflect the reconciliation of adjusted net profit, adjusted ROE and adjusted ROA on a consolidated basis as of and for the year ended December 31, 2019 and 2018.

	For the year ended 2019	For the year ended 2018
	(S/ in millions)	(S/ in millions)
Net profit (A)	1,450.1	1,091.4
Finance expenses from Interbank’s liability management (B)	29.0	—
Adjustment of new mortality tables in Total net premiums earned minus claims and benefits (C)	—	144.8
Adjusted net profit (D) = (A) + (B) + (C)	1,479.1	1,236.2
Average total equity (E)	7,928.5	6,558.8
ROE (A) / (E)	18.3%	16.6%
Adjusted average total equity (F)	7,934.3	6,645.6
Adjusted ROE (D) / (F)	18.6%	18.6%
Average total assets (G)	67,928.0	61,072.6
ROA (A) / (G)	2.1%	1.8%
Adjusted ROA (D) / (G)	2.2%	2.0%

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

An investment in our common shares involves a high degree of risk. In addition to the other information contained in this Annual Report on Form 20-F, holders of our common shares should carefully consider the following risk factors before purchasing our common shares. If any of the possible events described below occurs, our businesses, financial condition, results of operations or prospects could be materially and adversely affected. As a result, the market prices of our common shares could decline and holders of our common shares could lose all or part of their investment. The risks and uncertainties below are those known to us and that we currently believe may materially affect us and our common shares. We may face additional risks and uncertainties not currently known to us or which as of the date of this Annual Report on Form 20-F we might not consider significant, which may also adversely affect our businesses.

Risks Relating to Our Businesses

We are a holding company and all of our operations are conducted through our subsidiaries. Our ability to pay dividends to holders of our common shares will depend on the ability of our subsidiaries to pay dividends and make other distributions to us.

As a holding company, all of our operations are conducted through our subsidiaries. Accordingly, our ability to pay dividends to holders of our common shares will depend upon our receipt of dividends and other distributions from our subsidiaries.

There are various regulatory restrictions in Peru and other jurisdictions that may limit our subsidiaries’ ability to pay dividends or make other payments to us, such as their obligations to maintain minimum regulatory capital and minimum liquidity. In addition, our Peruvian subsidiaries pay dividends to us on the basis of the SBS GAAP financial statements, which differ from IFRS, and from which gain/losses from real estate investment are excluded from net income for purposes of dividend payment calculations. For example, Interseguro had a net profit of S/130.4 million under IFRS but of S/435.9 million under SBS GAAP, which resulted in a dividend payment to us of S/200 million in 2019. Therefore, there is no assurance that the differences in accounting treatment will not render the opposite result, namely that lower or no dividends would be payable to us by any of our Peruvian subsidiaries under SBS GAAP than what it would appear to be able to pay under IFRS, or that dividends will continue to be payable under SBS GAAP in the future.

Furthermore, our subsidiaries may incur indebtedness or enter into other arrangements containing terms that may restrict or prohibit the payment of dividends, the making of other distributions, or the making of loans to us. We cannot assure holders of our common shares that the agreements governing the future indebtedness of our subsidiaries will permit them to provide us with sufficient dividends, distributions or the making of loans to fund dividend payments.

To the extent our subsidiaries do not have funds available or are otherwise restricted from paying dividends to us, our ability to pay dividends to our shareholders will be adversely affected.

As a holding company, our right to receive any distribution of assets of our subsidiaries will be effectively subordinated to the rights of our subsidiaries’ creditors, and holders of our common shares may have limited recourse against our subsidiaries’ assets in case of our liquidation.

As a holding company, our right to receive any distribution of assets of our subsidiaries upon any subsidiary’s liquidation or reorganization or otherwise will be subject to the prior claims of creditors of that subsidiary, except to the extent that any claims by us as a creditor of such subsidiary may be recognized as such. Accordingly, holders of our common shares will have rights that will effectively be subordinated to all existing and future indebtedness of our subsidiaries, and, in the event of any claim against us, our shareholders may have recourse only against our assets, and not those of our subsidiaries, for payments. The only significant assets that we currently hold are our equity interests in our subsidiaries.

Our subsidiaries are subject to extensive regulation and supervision, and changes in existing regulations or the implementation of future regulations may have a material adverse effect on our financial condition and results of operations.

Interbank and Interseguro are subject to extensive regulation and supervision by the SBS. The SBS also oversees all of Interbank’s and Interseguro’s subsidiaries and their operations as well as Interbank’s branch in Panama. Interbank is also subject to regulation and oversight by the Central Reserve Bank of Peru, which, together with the SBS, have general administrative responsibilities over banks and other financial institutions, including the authority to set loan loss provisions, limits on fees, regulatory capital requirements and other minimum capital adequacy and reserve requirements. In addition, banks are required to provide the SBS, on a periodic basis, with all information necessary to allow for its evaluation of the bank’s financial performance. Similarly, insurance companies are required to periodically provide the SBS, with all information necessary for the SBS to evaluate the company’s management, measure systems, solvency, profitability and liquidity.

Similarly, Inteligo’s subsidiaries are regulated by governmental entities in The Bahamas, Panama and Peru. Inteligo Bank is subject to the regulation and supervision of the Central Bank of The Bahamas. Additionally, Inteligo Bank’s asset management activities and securities custody and trading activities are subject to supervision by the Securities Commission of The Bahamas. Inteligo Bank holds licenses from the Securities Commission of The Bahamas for dealing in securities as agent or principal, arranging deals, managing securities and advising on securities. Inteligo Bank is licensed to undertake all securities-related activities ancillary to its banking business. Inteligo Bank and its branch are subject to regulation by the Superintendency of Banks of Panama (Superintendencia de Bancos de Panamá), while Inteligo SAB and Interfondos are subject to the regulation and supervision of the SMV in Peru. Also, Interbank and Interseguro are subject to the regulations of the SMV. In addition, IFS, Interbank, Interseguro, Inteligo Bank and Inteligo SAB are subject to other regulations, such as the U.S. Foreign Account Tax Compliance Act (FATCA), which could increase compliance costs and, in case of non-compliance could result in liability, additional costs or sanctions imposed by the U.S. Internal Revenue Service.

Changes in the regulation and supervision of Interbank, Interseguro and Inteligo could have a material adverse effect on our financial condition and results of operations. For example, the SBS and the Central Reserve Bank of Peru regulate, and have in the past changed, capital structure and deposit reserve requirements, interest paid on deposit reserves, the amount of deposit reserves for which no interest is payable, rules regarding provisions for loan losses and legal lending limits applicable to Peruvian commercial banks. In addition, Interbank could be subject to limits on the commissions charged to clients. Furthermore, Interbank could be required to increase its level of provisions in response to pro-cyclical provisioning requirements that could be activated by regulators under certain favorable macroeconomic conditions.

Since 1998, Interseguro has been subjected to strict local regulations that required significant changes in reserve requirements. For example, in March 2018, changes by the SBS to mortality tables used for calculating reserves for new annuities resulted in a higher reserve requirement, which in turn could adversely affect Interseguro’s results of operations, or could result in lowered implied interest rates on Interseguro’s annuities. For further information, see Notes 3.6 to our audited annual consolidated financial statements. New legislation or regulations applicable to the insurance industry may adversely affect Interseguro’s ability to underwrite and price risks accurately as well as affect its revenues and net income. For example, whereas retirees formerly had to choose between remaining with their pension fund or choosing an annuity, since 2016 a law has allowed retirees to withdraw 95.5% of their capital accumulated in cash upon retirement, which has resulted in a significant reduction of annuities sold by Peruvian insurance companies, including Interseguro. In addition, the SBS may change the types of and limits on eligible investments, which could force Interseguro to liquidate current investments on less favorable terms than if they were held to maturity and restrict Interseguro from making investments that its management deems to be beneficial.

The Bahamas has enacted the Commercial Entities (Substance Requirements) Act, 2018 which requires substantial economic presence in The Bahamas for certain Bahamian entities that conduct relevant activities. A relevant activity includes the business of banking as conducted by Inteligo Bank. However, Inteligo Bank intends to seek exemption from this legislation as it considers itself to be tax resident in another jurisdiction, Panama, despite being a licensed bank in The Bahamas. As a tax resident in Panama, Inteligo Bank would be exempt from the requirements of the Commercial Entities (Substance Requirements) Act, 2018 if it fulfills certain disclosure and governance requirements of the applicable legislation. If Inteligo Bank is not considered to be tax resident in Panama, or does not fulfill the requirements of the applicable legislation, it will have to enhance its economic and business presence in The Bahamas in order to comply with the Commercial Entities (Substance Requirements) Act, 2018.

Changes in existing regulations or the implementation of future regulations may also restrict our existing operations, limit the expansion of our business and require extensive system and operating changes that may be difficult or costly to implement.

We cannot predict whether and to what extent new laws and regulations, or changes to existing laws and regulations, affecting our subsidiaries’ business will be adopted in the future, the timing of any such adoption and what effect such events would have on our financial condition and results of operations.

The operations of our subsidiaries require the maintenance of banking, insurance and other licenses and any non-compliance with applicable license and operating obligations could have a material adverse effect on our business, financial condition and results of operations.

All banks and insurance companies established in Peru require certain authorizations issued by the SBS in order to operate in Peru. In addition, all brokerage firms operating in Peru require certain authorizations issued by the SMV in order to operate in Peru. In The Bahamas and Panama, all banks require a license to operate. Governmental authorities, such as the SBS or the Central Reserve Bank of Peru, the Central Bank of The Bahamas, or the Superintendency of Banks of Panama, have general administrative responsibilities over banks and other financial institutions, including authority to set loan loss provisions, limits on fees, regulatory capital requirements and other minimum capital adequacy and reserve requirements. In addition, banks are generally required to provide the relevant banking supervisory agency, on a periodic basis, with all information that is necessary to allow for its evaluation of a bank’s financial performance. Insurance companies are regulated and supervised by the SBS which has the ability, among other things, to set reserve requirements for insurance companies. Similarly, the SMV and the Securities Commission of the Bahamas have general administrative responsibilities over brokerage firms, including the authority to set minimum capital requirements.

Our subsidiaries currently have the required licenses in order to conduct their operations in their corresponding jurisdictions for all of their operations. Although we believe our subsidiaries are currently in compliance with their respective existing material license and reporting obligations, there is no assurance that our subsidiaries will be able to maintain the necessary licenses in the future. We cannot assure holders of our common shares that future changes to existing laws and regulations, or stricter interpretation or enforcement of existing laws and regulations, will not impair our ability to comply with such laws and regulations and thus with the terms of our licenses.

The loss of a license, a breach of the terms of a license by any of our subsidiaries or the failure to obtain any further required licenses in the future could have a material adverse effect on our business, financial condition and results of operations. If any of our subsidiaries loses its licenses or is required to seek additional licenses, then such subsidiary will be unable to perform its operations as it is currently authorized.

Under certain circumstances, the SBS, the SMV, the Superintendency of Banks of Panama or the Central Bank of The Bahamas, as applicable, may intervene in our subsidiaries’ operations in order to prevent, control and reduce the effects of a failure of our operations.

Under the Peruvian Banking and Insurance Law and the regulations thereunder, the SBS may intervene in Interbank’s and Interseguro’s operations upon the occurrence of any of the following events:

•	Interbank or Interseguro suspends payment of its obligations or is unable to pay its obligations as they come due;

•	Interbank or Interseguro breaches any of their respective commitments to the SBS under a surveillance regime imposed by the SBS;

•	Interbank’s regulatory capital is less than 50% of the minimum regulatory capital required under the Peruvian Banking and Insurance Law;

•	Interbank or Interseguro experiences a deficit or reduction of more than 50% of its regulatory capital during the preceding 12-month period; or

•	Interseguro experiences a deficit or reduction of the regulatory capital of more than 50% of its solvency equity.

In the event of an intervention, the SBS has the power to institute measures, such as limiting the decisions that could be taken at a shareholders’ meeting, suspending our normal activities and segregating certain of Interbank’s or Interseguro’s assets and liabilities for transfer to third parties, among others. Furthermore, the SBS has the power under the Peruvian Banking and Insurance Law to declare the wind-up or liquidation of any bank or insurance company if an intervention extends for longer than 45 days, which period may be extended for another 45 days at the sole discretion of the SBS, and/or upon the occurrence of a wind-up or liquidation pursuant to the Peruvian General Corporations Law (Ley General de Sociedades).

Under Peruvian capital markets law and the regulations thereunder, the SMV may revoke the license of Inteligo SAB and/or Interfondos, among others, upon the occurrence of (i) significant irregularities that put the companies at risk to carry out their operations as permitted by law or (ii) significant violations of the law, statutes and regulations promulgated by the SMV.

Under Bahamian banking regulations, the Central Bank of The Bahamas may intervene in Inteligo Bank’s operations upon the occurrence of any of the following events:

•	Inteligo Bank carries on its business in a manner detrimental to the public interest or the interests of its depositors or other creditors; or

•

Inteligo Bank contravenes the provisions of Bahamian banking law or any other law, order or regulation made thereunder, or any term or condition subject to which its license was issued, either in The Bahamas or elsewhere.

In addition, under Bahamian securities laws and regulations, the Securities Commission of the Bahamas may revoke Inteligo Bank’s registration and license to deal in securities, arrange deals, manage securities and/or advise on securities for noncompliance with laws and regulations.

Under Law Decree 9 of 1998, as amended, the Superintendency of Banks of Panama may seize administrative and operating control of the branch of Inteligo Bank in Panama, based on any of the following grounds:

•	upon a reasoned request of Inteligo Bank itself;

•	if Inteligo Bank cannot continue operations without endangering the interests of the depositors;

•	as a consequence of the evaluation of the report submitted by an appointed advisor;

•	non-compliance with the corrective measures ordered by the Superintendency of Banks of Panama;

•	if Inteligo Bank carries out its operations in an illegal, negligent or fraudulent manner;

•	if Inteligo Bank has suspended payment on its obligations; or

•	if the Superintendency of Banks of Panama confirms that the capital adequacy, solvency or liquidity of Inteligo Bank has deteriorated so as to require action by the Superintendency of Banks of Panama.

The adoption of new international banking and insurance guidelines may cause our subsidiaries to require additional capital and could cause their cost of funds to increase, which could have a material adverse effect on our financial condition and results of operations.

In December 2009, the Basel Committee announced its intention to issue a new framework (“Basel III”), related to the regulation, supervision and risk management of the banking industry. Among the changes adopted by Basel III were raising the quality, consistency and transparency of the capital base; enhancing risk coverage; reducing pro-cyclicality and promoting countercyclical buffers; and addressing systemic risk and interconnectedness.

In July 2011, the SBS issued SBS Resolution No. 8425-2011, establishing the final methodologies in the calculation and the implementation schedule of the additional capital requirements to be implemented in Peru, which, although not completely consistent with Basel III, includes requirements to cover concentration, interest rate and systemic risk, as well as certain pro-cyclical capital requirements. These additional requirements were fully implemented in July 2016. As of the date of this Annual Report on Form 20-F, we are fully compliant with these additional capital requirements.

In February 2016, the SBS issued Resolution No. 975-2016, which aims to improve the quality of the total regulatory capital and align Peruvian regulations towards Basel III. This resolution changed the conditions that subordinated debt must meet in order to be considered in the calculation of additional capital and the calculation methodology applicable to risk-weighted assets. This resolution is applicable to subordinated debt incurred or created from the date of its approval. However, as established in this regulation, subordinated debt incurred or created prior to its approval (and which does not meet the requirements of this new regulation) will still be considered in the calculation of regulatory capital, subject to certain rules specified therein.

Interbank expects to continue to be in compliance with these additional capital requirements; however, Interbank’s assumptions with respect to compliance may turn out to be incorrect, and, consequently, have a material adverse effect on its financial condition and results of operations. In addition, the complete adoption of the new Basel III framework may have a material adverse effect on Interbank’s financial condition and results of operations.

With respect to Interseguro, Solvency II, a new regulatory framework for the European insurance industry implemented in early 2016, is under consideration by international regulatory bodies, which could result in the SBS raising solvency ratio requirements for insurance companies in Peru in the future.

With respect to Inteligo Bank, The Bahamas currently adheres to Basel I, and has effectively implemented Pillar I and Pillar II of the Basel II framework. The Pillar I framework focuses on the capital adequacy ratio requirements and Pillar II focuses on the ICAAP (the guidelines in relation to the ICAAP were released in August 2016). The Central Bank of The Bahamas has rolled out the capital component of the Basel III framework. In 2018, the Central Bank of The Bahamas published two discussion papers focused on Minimum Disclosures (Pillar III of the Basel II framework) and the Net Stable Funding Ratio and the Liquidity Coverage Ratio (main components of Basel III). In 2019, the Central Bank of the Bahamas informed through its quarterly letter that the Basel III implementation timeline with respect to these ratios was deferred to 2021.

We cannot assess the compliance with, or the completion, or the implementation of, the above-mentioned requirements and the impact of any such requirements in the future on our financial condition or results of operations.

Our controlling shareholder, Intercorp Peru, is subject to capital requirements imposed by the SBS, and Intercorp Peru’s failure to comply with these requirements could have a material adverse effect on our financial condition and results of operations.

The SBS has established minimum capital requirements for financial services holding companies on a fully consolidated basis, which the SBS evaluates on an annual basis. As a result of its direct and indirect equity interest in Interbank and Interseguro, our controlling shareholder, Intercorp Peru, is subject to these minimum capital requirements. Intercorp Peru owns other businesses in addition to ours, and financial information relating to both our business and those other businesses is used to determine compliance with the minimum capital requirements.

According to Peruvian regulations, the subsidiaries directly and indirectly owned by Intercorp Peru qualify as a mixed conglomerate in which three different groups are identified: (i) consolidable group of the financial system; (ii) consolidable group of the insurance system; and (iii) financial group. Pursuant to Peruvian regulations, Intercorp Peru must maintain a higher regulatory capital requirement than the regulatory capital requirements for its groups.

If Intercorp Peru fails to comply with these requirements, the SBS may request Intercorp Peru to take certain corrective actions to ensure compliance. If Intercorp Peru fails to take such actions, the SBS could suspend or revoke Interbank’s and Interseguro’s licenses to operate in Peru, which would have a material adverse effect on our financial condition and results of operations.

Our subsidiaries face intense competition from other banking, insurance and financial institutions, and from other players including providers of emerging financial technologies and failure to compete successfully could have a material adverse effect on our financial condition and results of operations.

The banking market in Peru is highly competitive. Interbank has experienced strong competition from local and foreign banks, including new entrants attracted by Peru’s low banking penetration, as well as from department stores that offer credit cards, from emerging financial technology companies that offer digital banking and other services both on a regulated and unregulated basis, and from the local and international capital markets that lend to commercial customers. Competition may reduce the average interest rates that Interbank can charge its customers, increase the average rates Interbank must pay on its deposits, and may negatively affect its loan growth and place pressure on margins. Some of Interbank’s competitors may have access to greater resources and be more successful in the development of products and services that compete directly with Interbank’s products and services. If Interbank’s competitors are successful in developing products and services that are more effective or less expensive than the products and services offered by it, Interbank may be unable to compete successfully. Even if Interbank’s products and services prove to be more effective than those developed by other competitors, such other competitors may be more successful in marketing their products and services because of their greater financial resources or marketing strategies, among other factors. Interbank may not be able to grow or maintain its market share if it is not able to match its competitors’ pricing or keep pace with their development of new products, services and technological innovation and developments.

The Peruvian insurance market, particularly the annuity and life insurance sectors, is also highly competitive. Interseguro’s principal competitors are large insurance companies that may have greater resources and offer a wider range of products. These insurance companies may have better access to independent brokers who sell insurance to customers. In addition, Interseguro may also face competition from private pension funds (AFPs), which could in the future be allowed to offer annuities. Moreover, under the private pension system, upon retirement, retirees have the option of choosing to remain with their pension fund, choose an annuity or, since 2016, withdraw 95.5% of their capital accumulated in cash, which potentially reduces demand for Interseguro’s annuities. Any adverse impact on Interseguro resulting from increased competition, as well as a reform of the private pension system, could have a material adverse effect on our financial condition and results of operations.

Similarly, if Inteligo Bank’s competitors are successful in developing products and services that are more effective or less expensive than the products and services offered by Inteligo Bank, it may be unable to compete successfully. Even if Inteligo Bank’s products and services prove to be more effective than those developed by other competitors, such other competitors may be more successful in marketing their products and services because of their greater financial resources or marketing strategies, and other factors. Competitors may also dedicate greater resources to, and be more successful in, the development of products and services that may compete directly with Inteligo Bank’s products and services. Inteligo Bank competes in a global market for wealth management services, including wealth management divisions of global banks. Such competition would adversely affect the acceptance of Inteligo Bank’s products and/or lead to adverse changes in the investing habits of Inteligo Bank’s customer base. Inteligo Bank may not be able to grow or maintain its market share if it is not able to keep pace with its competitors’ development of new products and services. Any adverse impact on Inteligo Bank resulting from increased competition could have a material adverse effect on our financial condition and results of operations.

Our failure to effectively anticipate or adapt to emerging technologies or changes in customer behavior could have a material adverse effect on our financial conditions and results of operations.

Our failure to effectively anticipate or adapt to emerging technologies or changes in customer behavior, including among younger customers, could delay or prevent our access to new digital-based markets. Furthermore, the widespread adoption of new technologies, including payment systems, could require substantial expenditures to modify or adapt our existing products and services as we continue to grow our digital capabilities. Our customers may choose to conduct business or offer products on alternative or emerging platforms. Such new technologies could negatively impact our investments in bank premises, equipment and personnel for our branch network, or if we do not properly anticipate trends, render our existing investments in our digital platform moot. If we fail to adapt to changes in technologies or changes in customer behavior, it may have an adverse impact on Interbank resulting from increased competition, which could have a material adverse effect on our financial condition and results of operations.

The banking and insurance markets are exposed to macroeconomic shocks that may negatively impact household income and, consequently, could have a material adverse effect on our financial condition and results of operations.

Interbank’s strategy is to focus on the retail and commercial banking sectors and to grow and gain market share profitably. As a result, Interbank’s loan portfolio will become increasingly vulnerable to macroeconomic shocks that could negatively impact the household income of Interbank’s customers and result in increased loan losses. Furthermore, because the penetration of bank lending products in the Peruvian retail sector has been historically low, there is no basis on which to evaluate how the retail sector will perform in the event of an economic crisis, such as a recession or a significant devaluation of the sol, and Interbank’s historical loan loss experience may not be indicative of the performance of its loan portfolio in the future. In addition, our commercial clients could be negatively affected by global and local macroeconomic trends. For example in past years, our provisions for loan losses, in particular related to credit cards granted to certain vulnerable sectors of the Peruvian economy, have significantly increased during slowdowns of the Peruvian economy. Additionally, in part due to the de-dollarization policy sponsored by the Peruvian government there is a mismatch between our dollar denominated deposits and sol denominated loans. See “Item 5. Operating and Financial Review and Prospects—Depreciation and Appreciation of the Sol”.

In the event of a macroeconomic shock, the value of Interseguro’s investments may also suffer losses, including in its investment property. In addition, the amount of savings available to potential annuity holders may be negatively impacted by unemployment or a decline in wages. A macroeconomic shock may also negatively impact wealth generation in Peru and, in turn, impact the demand for our wealth management services.

Our loans, our deposits and our profits have all experienced substantial growth, benefitting from growth in the Peruvian economy. We may not be able to continue our historically strong growth.

We have experienced significant growth over the last 10 years and our loans, our deposits and our profits have all experienced substantial growth. We may not be able to continue to grow strongly or at all in the future due to factors beyond our control, in particular considering the slowdown of the Peruvian economy, which could have a material adverse effect on our financial condition and results of operations.

We could sustain losses if Interbank’s asset quality declines.

Our earnings are significantly affected by Interbank’s ability to properly originate, underwrite and service loans. We could sustain losses if Interbank incorrectly assesses the creditworthiness of its borrowers or fails to detect or respond to deterioration in asset quality in a timely manner. Problems with asset quality could cause our net interest and similar income to decrease and our provisions for loan losses to increase, which could adversely affect our financial condition and results of operations.

Reduced diversification in Interbank’s loan portfolio could have a material adverse effect on our financial condition and results of operations.

While loan portfolio risk associated with lending to certain economic sectors or clients in certain market segments can be mitigated through adequate diversification policies, Interbank’s pursuit of opportunities in which it can charge higher interest rates may reduce diversification of the loan portfolio and expose Interbank to greater credit risk. Reduced diversification could expose Interbank to greater risks in the event of a decline in asset quality. In addition, given the relatively small size of the Peruvian economy, Interbank’s lending diversification is by necessity lower than that of banks with operations in larger economies. Moreover, certain concentrations of borrowers’ commercial sectors may be unavoidable in Peru—principally the natural resources, fishing, agriculture and mining sectors—and deteriorations in such sectors could have a material adverse effect on Interbank’s deposits, loan performance and other businesses.

Furthermore, as of December 31, 2019 and December 31, 2018, retail banking loans accounted for approximately 55.4% and 53.2% of Interbank’s loan portfolio, respectively. Higher than average exposure to retail banking could be accompanied by greater credit risk due to higher risk profiles compared, particularly, to loans to large corporate customers. Given the significant recent growth of Interbank’s loan portfolio, historical loss experience may not be indicative of future doubtful loan experience.

The allowances of Interbank for impairment losses may not be adequate to cover the future losses to its loan portfolio or other assets, which could have a material adverse effect on our financial condition and results of operations.

Interbank records allowances for impairment losses on loans and other assets. The amount of allowances recorded is based on Interbank’s current assessment of and expectations concerning various factors affecting the quality of its loan portfolio. These factors include, among other things, Interbank’s borrowers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, Peru’s economy, government macroeconomic policies, interest rates and the legal and regulatory environment. Many of these factors are beyond Interbank’s control. In addition, as these factors evolve, the models Interbank uses to determine the appropriate level of allowance for impairment losses on loans and other assets require recalibration, which can lead to increased allowances. For example, allowances for impairment losses on loans have significantly increased mainly as a result of the slowdown of the Peruvian economy. If Interbank’s assessment of and expectations concerning the above-mentioned factors differ from actual developments, or if the quality of its loan portfolio deteriorates or the future actual losses exceed its estimates, Interbank’s allowance for impairment losses may not be adequate to cover actual losses and it may need to make additional allowances for impairment losses, which could have a material adverse effect on our financial condition and results of operations.

Our financial results may be negatively affected by changes to IFRS accounting standards.

We report our results and financial position in accordance with IFRS as issued by the IASB. Changes to IFRS thereof may cause our future reported results and financial position to differ from current expectations, or historical results to differ from those previously reported due to the adoption of new accounting standards on a retrospective basis. We monitor potential accounting changes and, when possible, we determine their potential impact and disclose significant future changes in our financial statements that we expect as a result of those changes. Currently, there are standards issued but not yet effective such as IFRS 17 “Insurance Contracts”, which will impact our consolidated financial statements. IFRS 17 “Insurance Contracts”, which will go into effect on January 1, 2022, provides a comprehensive accounting model for all types of insurance contracts that provides a more consistent framework for insurers, covering all relevant aspects as recognition, measurement, presentation and disclosures, whereas the requirements in IFRS 4 are largely based on grandfathering local accounting policies. We are currently monitoring and evaluating, but have not yet determined the potential impact that IFRS 17 may on financial statements or results of operations. For further information on IFRS 17, see Note 3.5 to our audited annual consolidated financial statements.

In particular, IFRS 9 “Financial Instruments” which went into effect on January 1, 2018, introduced the concept of expected credit loss, whereas the previous model (IAS 39) was based on incurred loss. Retrospective application is required, but comparative information is not compulsory except for hedging accounting requirements which are generally prospectively applied. The impact of the first adoption of IFRS 9 expected credit loss model for IFS and its subsidiaries amounted to an impact of S/43.9 million and S/57.3 million recorded in the captions unrealized results, net and retained earnings, respectively, as of January 1, 2018.

Likewise, IFRS 16 “Leases” which became effective on January 1, 2019, established that at the commencement date of a lease, a lessee recognizes a liability to reflect lease payments and the asset that represents the right- of-use of the underlying leased asset during the lease term is recorded. Lessees are required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. As permitted by the transitional provisions of IFRS 16, we elected to apply the modified retrospective approach and we have not restated comparative figures. Under this method, we recognized lease liabilities for an amount equivalent to the present value of future payments agreed as of January 1, 2019. The effect of the adoption of IFRS 16 as of January 1, 2019 amounted to S/341.7 million, increasing the caption “Property, furniture and equipment (Right-of-use assets)” and simultaneously, for the same amount, the caption “Accounts payable, provisions and other liabilities (Lease liabilities)”. The adoption of IFRS 16 had no impact on the consolidated statements of changes in equity as of January 1, 2019. For the year ended December 31, 2019, we have recorded S/16.6 million as interest expense on the lease liabilities and S/73.7 million as depreciation expense on a right-of-use asset, which were recorded in captions “interest and similar expense” and “depreciation and amortization”, respectively, of the audited annual consolidated financial statements. For further information on IFRS 16, see 3.2.2 to audited annual consolidated financial statements.

Our financial results may be negatively affected by investment losses.

The investment activities of our subsidiaries are subject to factors beyond their control, and losses from their exposures could result in a material adverse effect on our financial condition and results of operations.

As part of its treasury operations, Interbank trades various financial instruments and other assets, including debt, equity, fixed income, currency and related derivatives, as both agent and principal, and derives a proportion of its non-financial income from trading profits. Interbank has established position limits for sol and foreign currency-denominated securities in accordance with its overall risk management policy and with the SBS requirements. However, Interbank is exposed to numerous factors that are beyond its control, including overall market trading activity, interest rate levels, the credit risk of its counterparties and general market volatility. In addition, a significant part of Interbank’s trading is related to customer transactions, and Interbank could be exposed to a number of risks related to the movement of market prices in the underlying instruments, including the risk of unfavorable market price movements relative to its long or short positions, a decline in the market liquidity of the related instruments, volatility in market prices, interest rates or foreign currency exchange rates relating to these positions, and the risk that the instruments with which Interbank chooses to hedge certain positions do not track the fair value of those positions. If Interbank incurs any losses from these exposures, it could reduce Interbank’s trading profits or cause it to suffer losses from trading activities, either of which could have a material adverse effect on our financial condition and results of operations.

Inteligo Bank is exposed to similar investment and trading risks as Interbank.

Interseguro is exposed to the risk of a decrease in the value of its investments due to volatility in market conditions, real estate prices, equity values and interest rates, among other factors, many of which are beyond Interseguro’s control. In addition, as a holder of a large portfolio of debt investments and fixed income securities, Interseguro is exposed to the risk that the issuers of its fixed income securities may default.

Furthermore, in all of our segments, our investments may be subject to impairment, due to mark-to-market which could cause volatility in our financial condition and results of operations.

Interest rate changes could have a material adverse effect on our financial condition and results of operations.

Interbank’s and Inteligo’s financial condition and results of operations depend to a large extent on their financial margin, which in turn depends on their ability to charge interest on interest-earning assets, such as loans to customers, that is higher than the interest they pay on interest-bearing liabilities, such as deposits. Changes in interest rates, could influence not only the interest we receive on loans and securities and the amount of interest we pay on deposits and borrowings, but such changes could also adversely affect our ability to originate loans and obtain deposits. We cannot control or predict with certainty changes in interest rates since market interest rates are sensitive to many factors beyond our control, including the interest rate policies of the Central Reserve Bank of Peru and the U.S. Federal Reserve. It is unclear whether interest rates on U.S. dollar or soles denominated debt will rise in the future or whether increases in market interest rates in Peru could require Interbank or Inteligo to increase the interest rates they pay on deposits. If Interbank or Inteligo were unable to implement commensurate and timely increases in interest rates on loans they originate, their margins would decline. In addition, recent concerns regarding low interest rates generally and potential negative interest rates may negatively affect Interbank’s and Inteligo’s net interest income, which may have an adverse impact on their profitability. A continued or protracted period of low interest rates, or a move to negative interest rates, could result in lower revenue, and maintain or increase pressure on net-interest income, which may materially and adversely affect our results of operations.

Interbank’s primary sources of funds are retail deposits with no specific or contractual maturity, and a substantial portion of the loans it originates have a longer term. The difference in maturities between deposits and loans could magnify the effect of any interest rate mismatch, as well as pose a liquidity risk if Interbank were not able to obtain funding as its liabilities mature.

Interseguro faces interest rate risk as a result of the potential variation in interest rates when it reinvests debt instruments to cover its obligations. Interseguro may reinvest when the term of its investments differs from that of its obligations. Interseguro tries to match the cash flows of its obligations with the maturities of its portfolio, but the shortage of instruments with the appropriate maturity profile may result in mismatches with its obligations and, as a result, expose it to interest rate risk.

Furthermore, in 2017, the United Kingdom Financial Conduct Authority (the authority that regulates the London Interbank Offered Rate (“LIBOR”)) announced that it will stop compelling banks to submit rates for the calculation of LIBOR after the end of 2021, creating considerable uncertainty regarding the publication of such rates beyond 2021. There are currently no agreed upon alternative reference rates. Currently, we cannot reasonably estimate the impact that the transition to alternative reference rates may have on the valuation, pricing and operation of our LIBOR-based financial instruments or obligations, however such changes and could have a material adverse effect on our financial condition and results of operations.

Interseguro is exposed to the impact of changes in interest rates on other comprehensive income.

Before 2018, Interseguro estimated its technical reserves within the income statement under IFRS by using a discount rate that reflected the interest rate performance of the debt instruments in its portfolio, adjusted for credit risk, and the company’s asset-liability mismatch. As a consequence, Interseguro’s results of operations under IFRS were affected by the volatility in the interest rate.

However, starting in the second quarter of 2018, Interseguro estimates its technical reserves under IFRS on the basis of an updated discount risk-free rate obtained by a matching adjustment methodology. See Note 3.4(d) to our audited annual consolidated financial statements. The volatility of this interest rate is reflected in Interseguro’s balance sheet, under other comprehensive income which could have a material adverse effect on our balance sheet. See Note 14(d) to our audited annual consolidated financial statements.

Actual mortality and morbidity rates and other factors may differ from those assumed in the calculation of technical reserves and may have a material adverse effect on Interseguro’s financial condition and results of operations.

Actual mortality and morbidity rates may differ from those assumed in the initial calculation of annuity reserves at the time of the issuance of the policy and their periodic adjustments. If Interseguro’s assumptions differ materially from actual mortality and morbidity rates, Interseguro could be required to make payments under its annuities for a longer period of time than originally estimated, and existing reserves could fall short of actual payments. Significant shortfalls could have a material adverse effect on our financial condition and results of operations.

Before 2018, Interseguro used the mortality tables approved by the Chilean Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros) and the Chilean Superintendency of Pensions (Superintendencia de Pensiones) which incorporated more up-to-date mortality information than the ones prescribed by the SBS before the approval of Resolution No. 886-2018 by the SBS on March 2018.

Starting in 2018, Interseguro adopted new mortality tables approved by the SBS, which showed recent changes in Peruvian life expectancy and longer estimated lives for the calculation of the annuities reserves. As a result, Interseguro had an adjustment of S/144.8 million in technical reserves during the second quarter of 2018. Future changes in mortality tables could have a material adverse effect on our financial condition and results of operations.

Interbank may not be able to obtain the funding required to support growth and implement its strategy.

Interbank’s strategy to grow its loan portfolio will require it to continue to have an active funding strategy. Interbank’s access to funding will depend on many factors, including factors beyond our control, such as any credit crunch or other conditions in global capital markets and investors’ perceptions of the risks of investing in Peru and emerging markets generally. The 2008 and 2009 global financial and economic crisis, the debt crisis in Europe and general market volatility, for example, had a negative impact on the liquidity of global financial markets. In the case of similar events, any equity or debt financing, if available at all, may be on terms that are not favorable to Interbank. If access to funding is limited, Interbank may not be able to implement its strategy, which could have a material adverse effect on our financial condition and results of operations.

A reduction in our subsidiaries’ credit ratings could increase their cost of borrowing funds and make their ability to raise new funds and renew maturing debt more difficult.

Our subsidiaries’ credit ratings are an important component of their respective liquidity profile. Among other factors, Interbank’s credit ratings are based on its financial strength, the credit quality and concentrations in its loan portfolio, the level and volatility of its earnings, its capital adequacy, the quality of management, the liquidity of its balance sheet, the availability of a significant base of core retail and commercial deposits and its ability to access a broad array of funding sources. In addition, our subsidiaries’ lenders may be sensitive to the risk of a ratings downgrade, which could increase the cost of refinancing their existing obligations, raising funds in the capital markets and borrowing funds from private lenders, and could in turn have a material adverse effect on our financial condition and results of operations.

Interseguro’s failure to underwrite and price insurance premiums accurately for the products it offers would have a material adverse effect on its financial condition and results of operations.

Interseguro’s financial condition and results of operations depend on its ability to underwrite insurance policies and set premium rates accurately. Interseguro must generate sufficient premiums to offset claim losses and cover operating and underwriting expenses to make a profit. In order to price insurance policies accurately, Interseguro must collect and analyze a substantial volume of data, develop, test and apply appropriate rating formulae, closely monitor changes in trends in a timely fashion and project both severity and frequency of loss with reasonable accuracy. If Interseguro fails to assess accurately the risks that it assumes or does not reinsure an appropriate level of risk, it may fail to establish adequate premium rates, which could reduce income and have a material adverse effect on its financial condition and results of operations.

Interbank’s and Interseguro’s reliance on Peruvian sovereign and global bonds in their respective investment portfolios leaves us vulnerable to a default on such debt.

A substantial portion of our investment portfolio consists of Peruvian sovereign and global bonds and Central Reserve Bank of Peru certificates of deposit, which represented 41.2% of our investment portfolio (before accrued interest) as of December 31, 2019. A default on Peruvian sovereign debt could have a material adverse effect on our financial condition and results of operations.

Interseguro may suffer losses in its investment portfolio because of risks associated with its real estate investments.

Interseguro’s investment portfolio includes real estate investments located solely in Peru. As of December 31, 2019, Interseguro’s investments in real estate projects totaled S/972.1 million, which represented 7.8% of Interseguro’s total investment portfolio. Real estate investments are relatively illiquid, and Interseguro’s ability to vary its portfolio of properties in response to changes in economic and other conditions is limited. If Interseguro wants or needs to sell a property, it may not be able to do so in the desired time period or on favorable terms, which could have a material adverse effect on our financial condition and results of operations.

Furthermore, Interseguro is exposed to risk in respect of its real estate investments that are under development, including delays in receiving zoning permits, construction delays, changes in regulation or lack of demand.

Interseguro also faces credit risks with respect to its real estate investments. Interseguro generally invests in land in order to develop commercial real estate projects. For these projects, Interseguro enters into long-term leases with anchor stores (typically 25 to 30 years) and medium-term leases with smaller stores in shopping malls (typically two to five years). In the case of long- and medium-term leases, Interseguro’s tenants may experience a downturn in their businesses, which could weaken their financial condition and result in the tenants’ inability to make lease payments to Interseguro in a timely manner or at all.

Interseguro’s investment properties are carried at fair value, which could result in the value of such investment properties declining if market conditions deteriorate. As a result, we could suffer an adverse impact on our financial condition and results of operations.

Tax exemptions applicable to a substantial portion of Interseguro’s investment earnings could be changed in the future.

Interseguro pays no income tax, primarily because its investment earnings in respect of its life insurance technical reserves are entirely exempt from income tax. Future changes in tax laws or regulations limiting or eliminating the current tax exemption could have an adverse effect on our financial condition and results of operations.

We and our subsidiaries are dependent on key personnel.

Our development, operation and growth have depended significantly upon the efforts and experience of our and our subsidiaries’ board of directors, senior management and key personnel. Most of the members of our senior management have held management positions with other major financial institutions in the United States, Latin America and Europe. Although we currently expect that our and our subsidiaries’ board of directors and other senior managers will continue in their positions, the loss of their services, or our inability to attract and retain qualified personnel to replace them, could have a material adverse effect on our financial condition and results of operations.

Interruption, mismanagement or failure in our subsidiaries’ information technology systems may adversely affect their operations.

As financial and insurance institutions, our success depends on the efficient and uninterrupted operation of our subsidiaries’ computer and communications hardware systems and our applications, including systems and applications that support the operation of Interbank’s financial stores, ATMs, Interbank Agente (correspondent agents), mobile applications and website, as well as the infrastructure components that support our operations (communication devices, networking, etc.). Our subsidiaries’ computer and communications systems and operations could be damaged or interrupted by fire, flood, power loss, telecommunications failure, sabotage, computer viruses, cyber-attacks, physical or electronic break-ins and similar events or disruptions. Any of these events could cause system interruptions, delays and losses of critical data and could prevent our subsidiaries from operating at optimal levels or at all.

Any failure, interruption or breach in security of our subsidiaries’ information systems could result in failures or interruptions in their risk management, general ledger, deposit servicing, loan organization and/or other important operations, as applicable. Although our subsidiaries have developed back-up systems and a disaster recovery center, and may continue some of their operations in case of emergency, if their information systems fail, even for a short period of time, then they may be unable to serve some or all of their customers’ needs on a timely basis. Likewise, a temporary shutdown of our subsidiaries’ information systems could result in additional costs for information retrieval and verification. In addition, failure to update and develop our subsidiaries’ existing information systems as effectively as their competitors may result in a loss of the competitive advantages that each subsidiary believes its information systems provide. Furthermore, our subsidiaries may not have adequate insurance coverage or insurance limits to be compensated for losses from a major interruption.

If our subsidiaries experience a data security breach and confidential customer information is disclosed to or accessed by third parties, their customers could be adversely affected. The collection of data and processing of transactions require our subsidiaries to receive and store a large amount of personally identifiable data. This type of data is subject to legislation and regulation in various jurisdictions, including Peru. Data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting U.S. state and federal legislative proposals addressing data privacy and security. Our Peruvian subsidiaries are subject to requirements to protect the personally identifiable information that they process in connection with their services. Our Peruvian subsidiaries may become exposed to potential liabilities with respect to the data that they collect, manage and process, and may incur legal costs if their information security policies and procedures are not effective or if they are required to defend their methods of collection, processing and storage of personal data. Security breaches, lawsuits or adverse publicity relating to our subsidiaries’ methods of handling personal data could have a material adverse effect on their business, financial condition and results of operations due to the costs and negative market reaction relating to such developments.

In addition, our current strategy involves significant investments to expand and develop our IT, applications and systems in order to unify and simplify them, and increase the volume of transactions and operations performed online by our personnel and clients. We have also contracted with a third-party provider to ensure the stability and security of our systems and IT infrastructure and to also bear the risk of the failure of that third party. However, there can be no assurance that such strategy or its implementation will be successful, or whether it will result in failures, shutdowns or damage to our business and operations.

The occurrence of any failures or interruptions in our subsidiaries’ IT systems, or the failure of our subsidiaries to adequately address them if they do occur, as well as data security breaches incurred by our subsidiaries, could have a material adverse effect on our reputation, financial condition and results of operations, including as a result of facing significant fines, customer notice obligations or costly litigation, maintaining or upgrading their IT systems, or performing other IT services on a timely basis.

Cyber-security events could negatively affect our reputation or results of operations and may result in litigation.

Information security risks have generally increased in recent years as a result of the proliferation of new technologies and the increased sophistication and activities of cyber-attacks as well as increased connections of equipment and systems to the internet. Recently, data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting U.S. state and federal legislative proposals addressing data privacy and security. We depend on a variety of internet-based data processing applications, communication, and information exchange platforms and networks as part of our operations and our digital strategy.

Although we continuously assess and strive to improve the effectiveness and security of our systems, we cannot assure holders of our common shares that all of our systems are free from vulnerability or in line with the security standards of companies operating in more developed markets. In the event of a cyber-attack, we could have our business operations disrupted, experience losses and incur response costs, and could be subject to litigation and damage to our reputation. A cyber-attack could have a material adverse effect on our business, financial condition and results of operations. For further information on our cybersecurity protections and details of our information technology units, see “Item 4. Information on the Company—Business Overview—Information Technology Unit.” for each of our three business segments.

Our subsidiaries are susceptible to fraud, unauthorized transactions and operational errors.

Our subsidiaries are susceptible to, among other things, fraud or bad faith by employees or outsiders, unauthorized transactions by employees and other operational errors (including clerical or record keeping errors and errors resulting from faulty computer or telecommunications systems). Given a high volume of transactions that may occur at a financial institution, errors could be repeated or compounded before they are discovered and remedied. In addition, a number of transactions are not fully automated, which may further increase the risk that human error or employee tampering will result in losses that may be difficult to detect quickly or at all.

While our subsidiaries maintain a system of internal controls designed to monitor and control operational risk, losses from the failure of their system of internal controls to discover and rectify such risks could have a material adverse effect on our reputation, our financial condition and results of operations.

Our existing insurance coverage may be insufficient and future coverage may be difficult or expensive to obtain.

Although we believe that our insurance policies provide adequate coverage for the risks inherent in our businesses, these insurance policies typically exclude certain risks and are subject to certain thresholds and limits. We cannot assure holders of our common shares that our properties, equipment, inventories and other assets will not suffer damage due to unforeseen events or that the proceeds available from our insurance policies will be sufficient to protect us from all possible loss or damage resulting from such events. Our subsidiaries renew our insurance policies on an annual basis. The cost of coverage may increase to an extent that we may choose to reduce our policy limits or agree to certain exclusions from our coverage. Among other factors, adverse political developments, security concerns and natural disasters may materially adversely affect available insurance coverage and result in increased premiums for available coverage and additional exclusions from coverage. As a result, our insurance coverage may prove to be inadequate for events that may cause significant disruption to our operations, which could have a material adverse effect on our financial condition and results of operations.

Our employees could join labor unions and we could be subject to organized labor actions, including work stoppages that could have a material adverse effect on our business.

Even though the employees of our subsidiaries are not unionized and have not entered into any collective bargaining agreement, nothing prevents them from doing so in the future. Conflicts with our employees and organized labor actions such as work disruptions or stoppages or requirements to increase employee salaries and/or benefits as a result of future collective bargaining agreements, governmental regulations or policies or otherwise could cause us to suffer a material adverse effect on our financial condition and results of operations.

Our trademarks and trade names may be misappropriated or challenged by others.

We own the material trademark and trade name rights used in connection with our brands and businesses and the marketing and sale of their respective products and services. We believe our brand names and related intellectual property are important to our continued success. We attempt to protect our trademarks and trade names by exercising our rights under applicable trademark and copyright laws. Any infringement of our intellectual property rights would likely result in a commitment of our time and resources to protect these rights through litigation or otherwise, which could be expensive and time-consuming. If we were to fail to protect our intellectual property rights for any reason, it could have a material adverse effect on our financial condition and results of operations.

Any failure to comply with anti-corruption, anti-bribery, anti-money laundering, anti-terrorist financing and antitrust laws and regulations could damage our reputation or expose us to penalties.

We are subject to anti-corruption, anti-bribery, anti-money laundering, anti-terrorist financing, antitrust and other international laws and regulations and are required to comply with the applicable laws and regulations of Peru, Panama, Bahamas and certain other jurisdictions. In addition, we are subject to economic sanctions regulations that restrict our transactions with certain sanctioned countries, individuals and entities. The Peruvian regulatory regime related to anti-bribery and anti-corruption legislation could be less developed and stringent than similar regulations in other jurisdictions.

Subsidiaries are in compliance with the applicable anti-money laundering and counter-terrorist financing laws and regulations and have adopted policies and procedures, including a “know-your-client” client identification program, and enhanced their due diligence procedures, internal controls, quality assurance and anticorruption program. Our compliance program is based upon the applicable Peruvian, Panamanian and Bahamian laws and best international practices. In addition, we perform due diligence on financial institutions to ensure that they have the same stand on anti-money laundering policies and procedures. Although these measures mitigate money laundering and terrorist financing risks, these risks are not fully eliminated. Therefore, when subsidiaries identify suspicious activities, such activities are reported to the authorities as well as risks included in an internal “black list” to block future transactions and protect us against reputational risk. However, these measures, procedures and compliance may not be completely effective in preventing third parties from using any of our subsidiaries (and our correspondent banks) as a conduit for money laundering (including illegal cash operations) or terrorist financing without our (and our correspondent banks’ and reinsurance institutions’) knowledge. If any of our subsidiaries were to be associated with money laundering (including illegal cash operations) or terrorist financing, our reputation as a group could suffer and/or they could become subject to fines, sanctions or legal enforcement, including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us, which could have a material adverse effect on our business, financial condition and results of operations.

Our subsidiaries are in compliance with applicable anti-bribery and anti-corruption laws, rules and regulations, including policies regarding government officials and other stakeholders. We have not been subject to fines or other penalties, and we have not suffered business or other reputational impact, as a result of alleged money laundering activities in the past. However, there can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by our affiliates, employees, directors, officers, partners, agents and service providers or that any such persons will not take actions in violation of our policies and procedures. We may in the future discover instances in which we have failed to comply with applicable laws and regulations or internal controls. If any of our employees, contractors, agents, officers or other persons with whom we conduct business engage in fraudulent, corrupt or other improper or unethical business practices or otherwise violate applicable laws, regulations or our own internal compliance systems, we could become subject to one or more enforcement actions by Peruvian or foreign authorities (including the U.S. Department of Justice) or otherwise be found to be in violation of such laws, which may result in penalties, fines and sanctions and in turn adversely affect our reputation, business, financial condition and results of operations.

We and our subsidiaries are subject to litigation and other legal, administrative and regulatory proceedings.

We and our subsidiaries are regularly party to litigation and other legal proceedings relating to claims resulting from operations in the normal course of business. Even though we and our subsidiaries do not have any material litigation, the interpretation and enforcement of certain provisions of existing or any additional agreements may result in disputes among us and customers or third-parties. Litigation is subject to inherent uncertainties, and unfavorable rulings may occur. We cannot assure holders of our common shares that the legal, administrative and regulatory proceedings in which we and our subsidiaries are involved will not materially and adversely affect our ability to conduct our respective business in the manner that we and they expect or otherwise adversely affect our respective results of operations and financial position should an unfavorable ruling occur.

Legal restrictions on our clients may reduce the demand for our services.

We may be materially affected not only by regulations applicable to us, but also by regulations and changes in enforcement practices applicable to our clients. Our business could be affected by, among other things, existing and proposed tax legislation, antitrust and competition policies, corporate governance initiatives, consumer protection laws, data use regulation and other governmental regulation and policies, and changes in the interpretation or enforcement of existing laws and rules, that affect our clients’ businesses and the financial markets. For example, a focus on tax compliance and changes in enforcement practices could lead to asset outflows from our private banking businesses, including at our subsidiary Inteligo.

Risks Relating to Peru

Economic, social and political developments in Peru, including political instability, inflation and unemployment, could have a material adverse effect on our businesses.

Substantially all of the operations and customers of our subsidiaries are located in Peru. Accordingly, our financial condition and results of operations will be dependent on the level of economic activity in Peru. Our financial condition and results of operations could be affected by changes in economic and other policies of the Peruvian government (which has exercised and continues to exercise substantial influence over many aspects of the private sector) and by other economic and political developments in Peru, including devaluation, currency exchange controls, inflation, economic downturns, corruption scandals, social unrest and terrorism.

In the past, Peru has experienced political instability that has included a succession of regimes with differing economic policies and programs, followed by periods of stability. At present, Peru is a stable democracy having completed a peaceful transition from the administration of President Ollanta Humala to President Pedro Pablo Kuczynski, who took office in July 2016 and to President Martin Vizcarra after President Kuczynski’s resignation. On September 30, 2019, President Martin Vizcarra took executive action to dissolve the Peruvian congress and called for a new election of congressional members in January 2020. Vizcarra’s extraordinary congressional elections took place on January 26, 2020. Members of a diversity of political parties were elected to complete a constitutional term ending on 2021. There is no assurance as to whether the recently-elected Congress will support government measures. Currently, President Martín Vizcarra has popular approval of the Peruvian public. However, should President Martín Vizcarra or any official of his administration become involved in corruption investigations or other scandals, popular support for his government and policies may be adversely affected and result in additional disruption to Peru’s political landscape.

President Vizcarra has been known for pursuing business-friendly and open-market economic policies. However, previous governments have imposed controls on prices, exchange rates, local and foreign investment and international trade, restricted the ability of companies to dismiss employees, expropriated private sector assets and prohibited the remittance of profits to foreign investors. We cannot be certain whether the Peruvian government will continue to pursue business-friendly and open-market economic policies that stimulate economic growth and social stability. Political uncertainty could impact interest rates and currency volatility, as well as adversely and materially affect the Peruvian economy, which could have a material adverse effect on our financial condition and results of operations.

During the 1980s and the early 1990s, Peru experienced severe terrorist activity targeted against, among others, the government and the private sector. Despite the suppression of terrorist activity, a resurgence of terrorism in Peru may occur, which could disrupt the economy of Peru and our business. In addition, Peru has, from time to time, experienced social and political turmoil, including riots, nationwide protests, strikes and street demonstrations.

During the past 18 years, Peru has experienced a period of relative economic and political stability as compared to the period between 1980 and 2000. Peru’s GDP growth rates, low inflation, and external surplus reflect, in part, the strength of Peru’s economic fundamentals. However, a deterioration of the global economy or a sharp decrease in commodity prices may adversely affect Peru’s economy. In addition, an economic contraction or weak economic growth in Peru’s trading partners may have an adverse effect on Peru’s economy. Despite Peru’s ongoing economic growth and stabilization, social and political tensions and high levels of poverty and unemployment continue. The combination of these factors may be exacerbated by the macroeconomic impact of the recent outbreak of the novel coronavirus (“COVID-19”) and the Government’s response to prevent the spread and mitigate its effects, which may lead to economic, social and/or political crises which can spark a wave of protests and social unrest.

There can be no assurance that Peru will not face political, economic or social problems in the future or that these problems will not adversely affect our business, financial condition and results of operations. Future government policies to preempt or respond to social unrest could include, among other things, expropriation, nationalization, suspension of the enforcement of creditors’ rights and new taxation policies.

Fluctuations in the value of the sol could have a material adverse effect on our financial condition and results of operations.

As the Peruvian banking system is highly dollarized, with 30.0% of gross loans and 38.9% of deposits denominated in U.S. dollars as of December 31, 2019, devaluation of the sol against the U.S. dollar could have a negative impact on the ability of Interbank’s clients to repay loans and make premium payments. Within our insurance segment, a similar adverse effect could occur on Interseguro’s local debt holdings denominated in foreign currency. Despite any devaluation, and absent any change in foreign exchange regulations, Interbank and Interseguro would be required to continue to repay dollar-denominated deposits in U.S. dollars. In addition, while we seek to manage the gap between Interbank’s and Interseguro’s foreign currency-denominated assets and liabilities, by matching, for example, the volumes and maturities of Interbank’s sol-denominated loans against Interbank’s sol-denominated deposits, we may not be successful in doing so. Therefore, any significant devaluation of the sol against the U.S. dollar could have a material adverse effect on our financial condition and results of operations. In addition, a devaluation of the sol against the U.S. dollar would decrease the dollar value of any dividends paid to us by our subsidiaries, and, as a result, our ability to pay dividends could be materially and adversely affected. An appreciation of the sol could also have an adverse impact on our results of operations as reported in soles, as Inteligo’s operations are denominated in U.S. dollars but our reporting currency is in soles.

Potential exchange controls implemented by the Peruvian government could adversely affect our ability to pay dividends and have a material adverse effect on our financial condition and results of operations.

Since 1991, the Peruvian economy has undergone a major transformation from a highly protected and regulated system to a free market economy. During this period, protectionist and interventionist laws and policies have been dismantled gradually to create a liberal economy dominated by the private sector. Exchange controls and restrictions on remittances of profits, dividends and royalties have ceased. Prior to 1991, Peru exercised control over the foreign exchange markets by imposing multiple exchange rates and placing restrictions on the possession and use of foreign currencies. The Peruvian economy has responded to this transformation by growing at a compound average annual rate of 9.7% during the period from 1994 to 2013, which growth rate has slowed down in recent years. Currently, foreign exchange rates are determined by market conditions, with regular open-market operations by the Central Reserve Bank of Peru in the foreign exchange market to reduce volatility in the value of Peru’s currency against the U.S. dollar.

Any dividends paid to us by Interbank, Interseguro and Inteligo SAB will be paid in soles. Peruvian law does not impose any restrictions on the ability of companies having operations in Peru to transfer foreign currencies from Peru to other countries, except for restrictions applicable to companies that have been convicted or have admitted to and/or acknowledged committing crimes against the Peruvian public administration or money laundering or equivalent crimes, as set forth in Urgency Decree No. 003-2017 (Urgency Decree to Ensure Continuity of Public Utility Investment Projects and Safeguard Compensation to the State in Cases of Corruption), which restricts the transfer of both local and foreign currency abroad. Except for the restrictions set forth in such Urgency Decree, companies having operations in Peru may freely transfer foreign currency from Peru to other countries. If the Peruvian government were to implement restrictive exchange rate controls in the future, we might be obligated to seek an authorization from the Peruvian government to make dividend payments. We cannot assure holders of our common shares that such an authorization would be obtained. Any such exchange rate restrictions or the failure to obtain such an authorization could materially and adversely affect our ability to pay our shareholders.

Increased inflation in Peru could have an adverse effect on the Peruvian long-term credit market as well as the Peruvian economy generally and, therefore, on our financial condition and results of operations.

In the past, Peru has suffered through periods of high and hyper-inflation, which has materially undermined the Peruvian economy and the government’s ability to create conditions that support economic growth. In response to increased inflation, the Central Reserve Bank of Peru, which sets the Peruvian basic interest rate, may increase or decrease the basic interest rate in an attempt to control inflation or foster economic growth. Increases in the base interest rate could adversely affect our results of operations, increasing the cost of certain funding. Additionally, a return to a high inflation environment would also undermine Peru’s foreign competitiveness, with negative effects on the level of economic activity and employment, while increasing our operating costs and adversely impacting our operating margins.

The stability of the Peruvian financial system depends on public confidence in Peruvian banking and financial institutions.

Financial institutions, including Interbank and Interseguro, depend on public confidence in the Peruvian financial system. In the event of adverse developments affecting Peru’s economic, political or social conditions or if a bank faces liquidity problems, the general public may withdraw deposits and savings from the troubled bank or from banks generally, thereby precipitating a liquidity crisis, as occurred in Peru in the late 1990s.

If depositors withdraw significant holdings from banks generally, including Interbank, there will be a substantial adverse impact on the manner in which financial institutions, including Interbank and Interseguro, conduct their business, on their ability to operate as financial intermediaries and on their financial condition, which could have a material adverse effect on our financial condition and results of operations.

The Peruvian economy could be adversely affected by economic developments in regional or global markets.

Financial and securities markets in Peru are influenced by economic and market conditions in regional or global markets. Although economic conditions vary from country to country, investors’ perceptions of the events occurring in one country may adversely affect cash flows and securities from issuers in other countries, including Peru. For example, the Peruvian economy was adversely affected by the political and economic events that occurred in several emerging economies in the 1990s, including in Mexico in 1994, which impacted the fair value of securities issued by companies from markets throughout Latin America. The crisis in the Asian markets beginning in 1997 also negatively affected markets throughout Latin America. Similar adverse consequences resulted from the economic crisis in Russia in 1998, the Brazilian devaluation in 1999 and the Argentine crisis in 2001. In addition, Peru’s economy continues to be affected by events in the economies of its major regional partners and in developed economies that are trading partners or that affect the global economy.

The 2008 and 2009 global financial and economic crisis, principally driven by the subprime mortgage market in the United States, substantially affected the international financial system, including Peru’s securities market and economy. Additionally, the debt crisis in Europe, which began with the financial crises in Greece, Spain, Italy and Portugal, reduced the confidence of foreign investors, which caused volatility in the securities markets and affected the ability of companies to obtain financing globally. Doubts about the pace of global growth, particularly in the United States, contributed to already weak international growth in 2011, 2012 and 2013. More recently Brexit and regional developments in China and other Asian countries have contributed to increased volatility and uncertainty in a number of financial markets. In addition, the crisis affecting emerging markets that began in the second quarter of 2018 as a result of the rise in interest rates by the U.S. Federal Reserve and the trade war between the United States and China, among other factors, could have an impact on the Peruvian economy. Any interruption to the recovery of the developed economies, the continued effects of the global crises, a worsening or resurgence of the debt crisis in Europe, impacts due to Brexit or a new economic and/or financial crisis, or a combination of the above, could affect the Peruvian economy, and, consequently, materially adversely affect our business. In particular, the Peruvian economy has recently suffered the effects of lower commodity prices in the international markets, a decrease in export volumes, a decrease in foreign direct investment inflows and, as a result, a decline in foreign reserves and an increase in its current account deficit. Our business is particularly sensitive to economic and market conditions which affect products of various export industries, including textile, fishing, and agriculture. In addition, we are active in the real estate sector, which can also be highly sensitive to macroeconomic developments. Although we have relatively little exposure to the mining sector, a decline in commodity prices could negatively affect the Peruvian economy as a whole. Any increase in the number of delinquencies or defaults would result in higher levels of non-performing assets and provisions for loan losses, which could have a material adverse effect on our financial condition and results of operations.

Additionally, adverse developments in regional or global markets or an increase in the perceived risks associated with investing in emerging markets in the future could adversely affect the Peruvian economy and, as a result, adversely affect our businesses.

Finally, the outbreak of COVID-19 has affected the economy of some of our main trade partners, such as China, the United States and the European Union. In this sense, Peru’s revenues from trade activity may be negatively impacted in 2020.

A decline in the prices of certain commodities in the international markets could have a material adverse effect on our financial condition and results of operations.

In 2019, traditional exports, in particular mineral products, fishing products, agricultural products and petroleum and its derivatives, represented 70.8% of Peru’s total exports compared to a 72.6% in 2018, according to the Central Reserve Bank of Peru figures. A decline in commodity prices in the international markets, especially traditional minerals which represented 58.9% of exports by value in both 2018 and 2019, may have an adverse impact on government finances, which could affect both investor confidence and the sustainability of government expenditure and social programs. Thus, a decline in commodity prices could, ultimately, affect the political environment in Peru, especially as regional and local governments are particularly reliant on tax revenue from mining concerns. By potentially affecting private sector demand and investor confidence, lower commodity prices could also affect the banking and insurance sector, leading to, for example, lower credit demand, deteriorating asset quality and currency devaluation. A decline in commodity prices could also materially affect the finances of some of our clients that rely on revenue from natural resources.

The market volatility generated by distortions in the international financial markets may affect the Peruvian capital markets and the Peruvian banking system.

The global financial and economic crisis of 2008 and 2009 adversely affected and increased the volatility of the performance of the Lima Stock Exchange. In recent years, the Lima Stock Exchange has experienced increased participation from local and international retail investors that react rapidly to the effects from international markets. The general index of the Lima Stock Exchange increased by 28.3% in 2017, decreased by 3.1% in 2018 and increased by 6.1% in 2019. Volatility in the international markets may adversely affect the Peruvian capital markets and could therefore impact our ability to raise funds from local capital markets at a level necessary to fund our operations.

The Peruvian banking system has not experienced any significant liquidity problems as a result of the recent international liquidity environment, primarily because the major source of funds for local banks, including Interbank, is represented by the deposit base. Future market volatility, however, may affect the Peruvian banking system, including Interbank, and such volatility could have a material adverse effect on our financial condition and results of operations.

The operations of Interbank, Interseguro, Interfondos and Inteligo SAB could be adversely affected by an earthquake or other natural disasters.

Peru is affected by El Niño, an oceanic and atmospheric phenomenon that causes a warming of temperatures in the Pacific Ocean, resulting in heavy rains off the coast of Peru and various other effects in other parts of the world. The effects of El Niño, which typically occurs every two to seven years, include flooding and the destruction of fish populations and agriculture, and it accordingly can have a negative impact on Peru’s economy. For example, in early 2017, El Niño adversely affected agricultural production, transportation services, tourism and commercial activity, caused widespread damage to infrastructure and displaced people and resulted in a 1.5% drop in GDP growth in 2017 relative to 2016 figures. The Peruvian government estimated that El Niño caused U.S.$2.8 billion in damages in affected regions in the first half of 2017. In particular, El Niño has affected and could in the future affect our loan activity and asset quality, as loan agreements typically allow borrowers to extend payments for a certain amount of time due to El Niño and it could ultimately affect their payment capacity when the extensions run out.

Peru is also located in an area that experiences seismic activity and occasionally is affected by earthquakes. For example, in 2007, an earthquake with a magnitude of 7.9 on the Richter scale struck the central coast of Peru, severely damaging the region south of Lima. Although Interbank’s, Interseguro’s and Inteligo’s headquarters and financial stores in Peru have not been materially affected by an earthquake, a major earthquake could damage the infrastructure necessary to their operations.

Although we have insured against damage caused by an earthquake and other natural disasters, accidents and other similar events (including coverage for losses due to resulting business interruption), the occurrence of an earthquake in particular and any other natural disasters in general could adversely affect our results of operations and financial condition and we may be subject to further requirements from the SBS in order to provide temporary measures for the victims of the natural disasters, such as re-scheduling their credit payments. Further, any natural disaster will increase the probability of Interseguro having to pay the corresponding indemnification to customers under insurance policies that Interseguro sold, which would negatively affect its operating margins.

The COVID-19 outbreak, or an outbreak of another highly infectious or contagious disease, could adversely affect our business, financial condition and results of operations.

Our business is dependent upon the willingness and ability of our customers to conduct banking and other financial transactions. The spread of a highly infectious or contagious disease, such as COVID-19, could cause severe disruptions in the world economy, which could in turn disrupt the business, activities, and operations of our customers, as well as our business and operations. Moreover, since February 2020, the COVID-19 outbreak has caused significant disruption and volatility in the financial markets globally, causing equity levels to decline sharply, which may continue to worsen in the future. The global spread of COVID-19, or an outbreak of another highly infectious or contagious disease, may result in a significant decrease in business activities.

In order to contain the spread of COVID-19 in Peru, the Government announced several measures such as declaring a state of emergency and ordering a mandatory lock-down and the total closure of Peru’s borders. As a result of these measures, our business operations have been disrupted as a significant portion of our offices and 58 of our financial stores have been closed temporarily. Additional changes in existing regulations or implementation of future regulations in response to the spread of COVID-19 may further restrict our existing operations, limit the expansion of our business and require extensive system and operating changes that may be difficult or costly for us to implement. Furthermore, continued spread of COVID-19, or an outbreak of another contagious disease and additional government restrictions in response to such outbreaks could also negatively impact the business and operations of third-party service providers who perform critical services for our business.

In addition, the effect of COVID-19 or other global pandemics may impact Peru’s economy. As such, in addition to public health measures, the Peruvian Government has also announced the adoption of other measures to generate monetary and fiscal stimulus and alleviate the financial stress on households and companies, such as:

•	a 200 basis point reduction in the reference rate, from 2.25% to 1.25%, and then to 0.25%;

•	lower reserve requirements for financial institution in both soles and U.S. dollars;

•	A S/ 30 billion in guarantee scheme to ensure the companies’ chain of payments;

•	S/ 213.7 million in transfers to local governments so they can distribute essential goods to vulnerable households;

•	S/ 300 million to support small and micro-sized companies (“SME”);

•	cash transfers to over 3 million low income families and 500,000 non-salaried (independent) workers;

•

withdrawal of up to S/ 2,400 from compensation for service time accounts (“CTS accounts”) (see “Item 4. Information on the Company— Business Overview— Banking Segment— Retail Banking— Investment accounts”);

•	postponement of income tax payments; and

•	loan rescheduling for up to six months, among others.

Measures such as loan rescheduling and the allowance for partial withdrawals from CTS accounts may impact our interest income and our funding base, respectively. If such measures fail to achieve their intended results, our customers may exercise force majeure clauses in loan agreements and be unable to meet existing payment or other obligations to us, as well as result in the filing and granting of insurance claims under insurance policies approved by Interseguro, all of which could materially and adversely affect our business, financial condition and results of operations. We cannot predict whether and to what extent new or changes to laws and regulations that affect our subsidiaries’ business will be adopted in response to the COVID-19 outbreak or other pandemics and what effect such laws and regulations would have on our revenue sources and hence on our financial condition and results of operations.

Moreover, the current COVID-19 pandemic and its potential impact on the global economy may affect our ability to meet our financial targets. While it is too early for us to predict the impact that the expanding pandemic and the governmental responses to it may have on our business or our financial targets, we may be materially adversely affected by a protracted downturn in local, regional or global economic conditions. In that situation, we would need to take action to ensure we meet our minimum capital objectives. These actions or measures may result in material adverse effects on our business, results of operations or strategic plans and targets, the prices of or our ability to make payments on our securities.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Item 3. Key Information—Risk Factors” section, such as those relating to interest rate changes, economic, social and political developments in Peru, the market volatility generated by distortions in the international financial markets, cybersecurity, etc.

Corruption and ongoing high profile corruption investigations may hinder the growth of the Peruvian economy and have a negative impact on our business and operations.

Peruvian authorities are currently conducting several high profile corruption investigations relating to the activities of certain Brazilian companies and their Peruvian partners in the construction and infrastructure sectors, which have resulted in suspension or delay of important infrastructure projects, which were otherwise operational and permitted. In 2018, Peru suffered the worst institutional crisis since 2000 due, among others, to the resignation of former President Pedro Pablo Kuczynski, several corruption scandals involving prominent members of the judicial system and the public ministry who are now facing prosecution, and the fragmentation of the most prominent political party in Congress. We expect that, due to the cooperation agreement signed between the Peruvian government and Odebrecht S.A. in 2019, additional investigations and/or corruption scandals may arise. We cannot predict how these or future corruption scandals or investigations may affect the Peruvian economy, hinder the growth of the Peruvian economy and indirectly have a material adverse effect on our business, financial condition and results of operations.

Changes in tax laws may increase our tax liabilities and, as a result, have a material and adverse effect on us.

The Peruvian government regularly implements changes to its tax regulations and interpretations. Potential changes may include modifications in the taxable events, the taxable bases or the tax rates, or the enactment of temporary taxes that, in some cases, could become permanent taxes. These changes could, if enacted, indirectly affect us. The Peruvian government has recently introduced several changes related, among others, to thin capitalization rules (which prevents companies from deducting interests for tax purposes when certain thresholds are exceeded) and to the general anti-avoidance rule or GAAR (which entitles the tax and customs national superintendency to challenge the taxation of certain transactions with a substance-over-form criteria), which may have an impact on our subsidiaries’ tax burden. We are currently unable to estimate the impact that such reforms may have on our business. The effects of any tax reform that could be proposed in the future and any other changes that could result from the enactment of additional reform or changes in interpretation have not been, and cannot be, quantified. Any changes to the Peruvian tax regime may increase our and our subsidiaries’ tax liabilities or overall compliance costs, which could have a material adverse impact on our business, financial condition and results of operations.

Risks Relating to the Common Shares

There may be a lack of liquidity and market for our common shares.

An active and liquid market for our common shares may not be maintained. Active, liquid trading markets generally result in lower price volatility and respond more efficiently to orders from investors to purchase or sell securities. Liquidity of a securities’ market is often a function of the volume of the underlying shares that are publicly-held by unrelated parties. Our common shares are listed on the Lima Stock Exchange, which is generally a less liquid trading market than the New York Stock Exchange (“NYSE”).

In addition, investing in securities traded in emerging market countries, such as Peru, frequently involves a greater degree of risk when compared to investments in securities of issuers located in international securities markets with more stable economic conditions and are generally considered being more speculative in nature.

These factors affect the ability of holders of our common to sell common shares at a desirable price and time, which could have a material adverse effect on the price of our common shares. In the event an active and liquid market for our common shares does not develop or is not maintained, the market price of our common shares that could be negatively impacted.

The price of our common shares may be volatile.

The trading price of our common shares may fluctuate substantially and may be higher or lower than the price holders of our common shares pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause holders of our common shares to lose part or all of their investment in our common shares. The factors that could cause fluctuations include, but are not limited to, the following:

•	overall price and volume fluctuations affecting the stock exchanges on which our common shares are listed;

•	significant volatility in the market price and trading volume of banking or insurance company securities generally, which are not necessarily related to the operating performance of these companies;

•	actual or anticipated changes in our earnings, fluctuations in our operating results or the failure to meet the expectations of financial market analysts and investors;

•	risks relating to the global economy and the economies of the United States, Peru and the other countries in which we operate;

•	investors’ perceptions of the banking and insurance industries in general and our company in particular;

•	potential differences between our actual financial condition and results of operations and those expected by investors;

•	additions or departures of key management personnel;

•	announcements by us or our competitors of significant acquisitions, divestitures, strategic partnerships, joint ventures or capital commitments;

•	increase in interest rates in Peru and the United States;

•	reputational issues;

•	the operating and stock performance of comparable companies;

•	general economic conditions and trends;

•	catastrophic events;

•	changes in accounting standards, policies, guidance, interpretation or principles;

•	regulatory changes;

•	loss of external funding sources; or

•	sales of large blocks of our stock or sales by insiders.

We may raise additional capital in the future through the issuance of equity securities, which may result in dilution of the interests of our shareholders.

We may need to raise additional capital and may opt for obtaining such capital through the public or private placement of common shares or securities convertible into our common shares. Our articles of incorporation do not provide for preemptive rights for our shareholders in the event of a public or private equity raise, or financing through the issuance of securities convertible into our common shares, such additional funds may dilute the percentage interests of investors in our common shares.

The significant share ownership of our controlling shareholder may conflict with the interests of the holders of our common shares and may have an adverse effect on the future market price of our shares.

As of December 31, 2019 our controlling shareholder (Intercorp Peru) owned, directly and indirectly, 70.62% of our capital stock. Actions by Intercorp Peru with respect to the disposition of any of our common shares that it beneficially owns or the perception that such actions will occur, may negatively affect the trading price of our common shares.

In addition, Intercorp Peru has and will continue to have the ability to elect a majority of the members of our board of directors and thus determine our business strategies, as well as determine the outcome of actions that require shareholder approval, including the approval of mergers and other extraordinary transactions and the payment of dividends. The controlling shareholder of Intercorp Peru may have interests that differ from those of the holders of our common shares and may take actions that may be adverse to their interests. The concentration of ownership may also delay, prevent or deter a change in control of our company, could deprive our shareholders of an opportunity to receive a premium for their common shares as part of a sale of our company and might ultimately affect the market price of our common shares.

In addition, we and our subsidiaries engage in numerous related party transactions with companies controlled by Intercorp Peru as well as other affiliated companies. Although Peruvian, Panamanian and Bahamian law regulate the amount of credit exposure our subsidiaries are permitted to have with our related parties, conflicts of interest may arise in the future. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

Holders of our common shares may have fewer and less well defined rights than shareholders of a company organized in other jurisdictions, such as the United States.

We are a sociedad anónima (corporation) organized under the laws of Panama. Our corporate affairs are governed by our organizational documents and the laws of Panama. Under such documents and laws, our shareholders, and therefore holders of our common shares, may have fewer or less well defined rights than they might have as shareholders of a corporation incorporated in other jurisdictions, such as in the United States.

Holders of our common shares may have difficulty enforcing judgments against us, our officers and directors.

Substantially all of our directors, officers and certain of the experts named herein reside outside the United States, and all or substantial portions of our assets are located outside the United States. As a result, it may not be possible for holders of our common shares to effect service of process within the United States upon such persons or upon us, including with respect to matters arising under the federal securities laws of the United States, or to enforce against such persons or against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States.

We have been advised by our Peruvian counsel that any final and conclusive judgment for a fixed and final sum obtained against us in any foreign court having jurisdiction in respect of any suit, action or proceeding against us for the enforcement of any of the obligations assumed under this Annual Report on Form 20-F would, upon request, will be deemed valid and enforceable in Peru through an exequatur judiciary proceeding (which does not involve the reopening of the case), provided that (a) there is a treaty in effect between the country where said foreign court sits and Peru regarding the recognition and enforcement of foreign judgments or, (b) in the absence of such a treaty, the original judgment is ratified by the Peruvian courts under such exequatur proceeding, subject to the provisions of the Peruvian Civil Code and the Peruvian Civil Procedure Code, provided, further, that the following conditions and requirements are met: (i) the foreign judgment does not resolve matters under the exclusive jurisdiction of Peruvian courts, (ii) such foreign court had jurisdiction under its own private international conflicts of law rules and under general principles of international procedural jurisdiction, (iii) the defendant was served in accordance with the laws of the place where such proceeding took place, was granted a reasonable opportunity to appear before such foreign court and was guaranteed due process rights, (iv) the foreign judgment has the status of res judicata in the jurisdiction of the court rendering such judgment, (v) there is no pending litigation in Peru between the same parties for the same dispute, which shall have been initiated before the commencement of the proceeding that concluded with the foreign judgment, (vi) the foreign judgment is not incompatible with another judgment that fulfills the requirements of recognition and enforceability established by Peruvian law unless such foreign judgment was rendered first, (vii) the foreign judgment is not contrary to public order (orden público) or good morals (buenas costumbres), (viii) it is not proven that such foreign court denies enforcement of Peruvian judgments or engages in a review of the merits thereof, (ix) the judgment has been (a) duly apostilled by the competent authority of the jurisdiction of the issuing court, in case of jurisdictions that are parties to the Hague Apostille Convention, or (b) certified by Peruvian consular authorities, in case of jurisdictions that are not parties to the Hague Apostille Convention, and is accompanied by a certified and officially translated copy of such judgment into Spanish, and (x) the applicable court taxes and filing fees have been paid.

We have been advised by our Panamanian counsel that there is uncertainty as to the enforceability in original actions in Panamanian courts of liabilities predicated solely on the U.S. federal securities laws and as to the enforceability in Panamanian courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the federal securities laws of the United States. There is no existing treaty between the United States and Panama for the reciprocal enforcement of foreign judgments of courts outside Panama, including without limitation, judgments of U.S. courts. Panamanian courts, however, have enforced judgments rendered in the United States based on legal principles of reciprocity and comity. We have been advised by our Panamanian counsel that judgments rendered by foreign courts may only be recognized and enforced by the courts of Panama in the event that the Supreme Court of Panama validates such judgment by the issuance of a writ of exequatur. Subject to a writ of exequatur, any final judgment rendered by any U.S. court will be recognized, conclusive and enforceable in the courts of Panama without reconsideration of the merits, provided that: (i) such foreign court grants reciprocity to the enforcement of judgments of the courts of Panama; (ii) the party against which the judgment was rendered was personally served (service by mail not being sufficient) in such action within such foreign jurisdiction; (iii) the judgment arises out of a personal action against the defendant; (iv) the obligation in respect of which the judgment was rendered is lawful in Panama and does not contradict the public policy of Panama; (v) the judgment is properly authenticated by diplomatic or consular officers of Panama or pursuant to the 1961 Hague Convention on the Legalization of Documents; and (vi) a copy of the final judgment is translated into Spanish by a licensed translator in Panama. We have no reason to believe that any of our obligations relating to the shares would be contrary to Panamanian law.

In addition, our articles of incorporation contain a general indemnification provision for our officers and directors for any loss, change or payment arising out of any claim or right of action, both individually and on our behalf, against any of them. Directors and officers and their successors and their property will be compensated for and kept safe, during the time devoted to the Company in relation to any of the affairs thereof, from any action, costs, charges, losses, damages and expenses which any of them may incur or sustain by reason of any act or omission done in the performance of their duties, and none of them will be liable for the acts, neglect or omissions of others, even if his signature or action has been provided as internal or external requirement. The indemnity provision does not cover any damage or loss resulting from malice or inexcusable negligence on the part of any of our officers or directors.

Judgments of Peruvian courts with respect to our common shares will be payable only in soles.

If proceedings are brought in the courts of Peru seeking to enforce our obligations in respect of our common shares, we will not be required to discharge our obligations in a currency other than soles. Under Peruvian exchange control limitations, an obligation in Peru to pay amounts denominated in a currency other than soles may be satisfied in Peruvian currency only at the exchange rate, as determined by the Central Reserve Bank of Peru, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange rate may not afford non-Peruvian investors with full compensation for any claim arising out of or related to our obligations under our common shares.

Peru has different corporate disclosure and accounting standards than those holders of our common shares may be familiar with in the United States.

Financial reporting and securities disclosure requirements in Peru differ in certain significant respects from those required in the United States. There are also material differences among IFRS, SBS GAAP and U.S. GAAP. Accordingly, the information about us available to holders of our common shares will not be the same as the information available to holders of shares issued by a U.S. company. Furthermore, we recently adopted IFRS 9 and, as a result, some of our financial data may not be easily comparable from period to period.

In addition, the Peruvian Securities Market Law, which governs open or publicly listed companies, such as us, imposes disclosure requirements that are more limited than those in the U.S. in certain important respects. Although Peruvian law imposes restrictions on insider trading and price manipulation, applicable Peruvian laws are different from those in the United States, and the Peruvian securities markets are not as highly regulated and supervised as the U.S. securities markets.

We could be considered a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. tax consequences for U.S. investors.

Based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, relevant market and shareholder data and our current business plans, we believe that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes with respect to our 2019 and current taxable years, and we do not anticipate becoming a PFIC in the future. Characterization as a PFIC could result in adverse U.S. tax consequences to holders of our common shares if they are U.S. investors. Certain elections may be available to mitigate the consequences if we are treated as a PFIC for U.S. federal income tax purposes. See “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Companies” included elsewhere in this Annual Report on Form 20-F.

One or more of our subsidiaries could be classified as a PFIC for U.S. federal income tax purposes.

As discussed in more detail in “Taxation—United States Federal Income Tax Considerations,” U.S. investors face unique U.S. tax issues from indirectly owning interests in a PFIC that may result in adverse U.S. tax consequences to them See “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Companies” included elsewhere in this Annual Report on Form 20-F.

If we are unable to implement and maintain effective internal control over financial reporting in the future, our results of operations and the price of our common shares could be adversely affected.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 20-F for the year ending December 31, 2020, our management will be required to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting.

The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We are currently in the beginning stages of establishing a process of reviewing, documenting and testing our internal control over financial reporting, and can provide no assurance that from time to time we will not identify concerns that could require remediation. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal control over financial reporting, or if our independent registered public accounting firm is unable to provide us with an unqualified opinion regarding the effectiveness of our internal control over financial reporting as of December 31, 2020 and in subsequent years as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common shares.

Failure to comply with Section 404 could also potentially subject us to sanctions or investigations by the SEC, the NYSE or other regulatory authorities.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members or executive officers.

As a public company, we incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs to establish systems to comply with the Sarbanes-Oxley Act of 2002, as amended, and related rules implemented by the SEC. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers and may divert management’s attention. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common shares, fines, sanctions and other regulatory action and potentially civil litigation which may adversely affect us.

Our status as a foreign private issuer allows us to follow alternate standards to the corporate governance standards of the NYSE, which may limit the protections afforded to investors.

We are a “foreign private issuer” within the meaning of the NYSE corporate governance standards. Under NYSE rules, a foreign private issuer may elect to comply with the practices of its home country and not comply with certain corporate governance requirements applicable to U.S. companies with securities listed on the exchange. We currently follow certain Panamanian and most Peruvian practices concerning corporate governance and intend to continue to do so. Accordingly, holders of our common shares will not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

For example, the NYSE listing standards provide that the board of directors of a U.S. listed company must have a majority of independent directors at the time the company ceases to be a “controlled company”. The listing standards for the NYSE also require that U.S. listed companies, at the time they cease to be “controlled companies,” have a nominating/corporate governance committee and a compensation committee (in addition to an audit committee). Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. Under both Panamanian and Peruvian law, companies may, but are not required to, form special governance committees, which may be composed partially or entirely of non-independent directors. In addition, NYSE rules require the independent non-executive directors of U.S. listed companies to meet on a regular basis without management being present. There is no similar requirement under Peruvian and Panamanian law.

The NYSE’s listing standards also require U.S. listed companies to adopt and disclose corporate governance guidelines. In December 2013, the SMV published the new Code of Good Governance for Peruvian Companies. Although we have implemented most of these measures, those principles are not mandatory and therefore we are not legally required to comply with the corporate governance guidelines, but are required to disclose whether or not we are in compliance. We are fully compliant with Panamanian corporate law and are part of the Index of Good Corporate Governance (Índice de Buen Gobierno Corporativo) maintained by the Lima Stock Exchange.

If securities or industry analysts do not actively follow our business, or if they publish unfavorable research about our business, the price and trading volume of our common shares could decline.

The trading market for our common shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. If analysts do not cover our company, the trading price for our common shares may be negatively impacted. If one or more of the analysts who covers us downgrades our common shares or publishes unfavorable research about our business, the price of our common shares would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our common shares could decrease, which could cause the price and trading volume of our common shares to decline.

Future offerings of debt or preferred securities may limit our operating and financial flexibility and may materially adversely affect the market price of, and dilute the value of, the common shares.

If we decide to issue debt or preferred securities in the future or otherwise incur indebtedness, it is possible that these debt or preferred securities or indebtedness will be governed by an indenture or credit agreement or other instrument containing covenants restricting our operating flexibility and limiting our ability to make distributions to holders of the common shares. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges, including with respect to distributions, more favorable than those of the common shares and may result in dilution to holders of the common shares. Because our decision to issue securities in any future offering or otherwise incur indebtedness will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings or financings, any of which could materially reduce the market price of the common shares and dilute the value of the common shares.

Peruvian corporations, including our subsidiaries, may be jointly and severally liable for any unpaid Peruvian capital gains tax related to the transfer of the common shares.

Peruvian corporations, including our subsidiaries, may be jointly and severally liable for any unpaid Peruvian capital gains tax related to the transfer of shares issued by their foreign holding company.

In accordance with Peruvian income tax laws and regulations, in the case of the direct or indirect transfer by a non-Peruvian resident of shares issued by a Peruvian corporation, the Peruvian corporation whose shares were directly or indirectly transacted will be jointly liable with the non-Peruvian transferor for any unpaid capital gain tax obligations (plus accrued interest and penalties) arising from such sale/purchase, if during any of the 12 months preceding the transaction, inter alia, (i) the non-Peruvian transferor held an indirect or direct interest of more than 10% in the equity of the Peruvian corporation that issued the shares being directly or indirectly transferred, or (ii) the non-Peruvian transferor and the Peruvian corporation that issued the shares being transferred consolidate financial statements. If such a transfer were to occur and the resulting Peruvian capital gains tax were not paid by the transferor, it could have a material adverse effect on our business, financial condition or results of operations.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our legal name is Intercorp Financial Services Inc. and we are organized as a corporation (sociedad anónima) under the laws of Panama since 2006. Our principal executive offices are located at Av. Carlos Villarán 140, 5th Floor, Urbanización Santa Catalina, La Victoria, Lima 13, Peru. Our telephone number is +(511) 615-9011. Our website is www.ifs.com.pe.

We are the majority owner and controlling shareholder of our subsidiaries, Interbank, Interseguro and Inteligo, which comprise our banking, insurance and wealth management segments, respectively. We are responsible for coordinating, supervising and establishing their strategy and management policies. In 2007, we conducted an initial public offering of our common shares publicly in Peru and privately outside of Peru. Our parent company is Intercorp Peru, a holding company for a group of companies operating mainly in Peru under the name “Intercorp”. Intercorp Peru’s main subsidiaries include our company and Intercorp Retail. Intercorp Retail acts as a holding company for the retail and real estate operations of Intercorp Peru in Peru. As of December 31, 2019, Intercorp Peru owns directly and indirectly 70.62% of IFS’ capital stock.

Interbank is an open-stock corporation (sociedad anónima abierta). Interbank was incorporated in Lima, Peru in 1897 and formerly conducted business under the names “Banco Internacional del Perú S.A.” and “Interbank”. In August 1994, as part of the government’s privatization efforts, 91% of Interbank’s share capital was acquired by Corporación Interbank, which subsequently transferred its holdings in Interbank to the Rodríguez-Pastor family through Intercorp Peru, a limited liability company organized under the laws of the Commonwealth of The Bahamas that is listed on the Lima Stock Exchange. After Interbank’s acquisition by Intercorp Peru in 1994, Interbank began conducting business under the name “Interbank” as part of a rebranding and modernization effort, and has become a leading universal bank in Peru. As of December 31, 2019, IFS holds 99.30% of the capital stock of Interbank.

Interseguro is a corporation (sociedad anónima) that was incorporated in 1998 by Intercorp Peru, pursuant to an agreement between Intercorp Peru and The Bankers Trust Company (“Bankers Trust”) (at the time the controlling shareholder of Consorcio Nacional de Seguros S.A.A., the largest insurer in Chile) to benefit from the expansion of the insurance business in Peru. In connection with the sale of Bankers Trust to Deutsche Bank AG in 1999, Bankers Trust’s interest in Interseguro was sold to a group of Chilean investors, and in 2000 Intercorp Peru acquired the portion of Interseguro that it did not own.

Inteligo was incorporated under the laws of the Republic of Panama in 2006. Inteligo Bank is a corporation that was incorporated in 1995 in The Bahamas and formerly conducted business under the names of Interbank Overseas Ltd. and Blubank Ltd. Inteligo SAB is a corporation (sociedad anónima) that started operations in 1993. It is organized under the laws of Peru, and is licensed by the SMV to operate in Peru and conduct brokerage, custody, portfolio management and advisory services. Interfondos S.A., Sociedad Administradora de Fondos (“Interfondos”) is a corporation (sociedad anónima) that started operations in 1994. It is organized under the laws of Peru, and is licensed by the SMV to operate in Peru and conduct mutual funds and investment funds management services.

On July 18, 2014, the board of directors of IFS approved the acquisition of Inteligo, effective on August 1, 2014. This reorganization entailed the acquisition of 100% of Intercorp Peru’s shares in Inteligo by IFS in exchange for 19.5 million IFS common shares.

On May 31, 2017, we entered into a share purchase agreement with Sura Asset Management Company (“SUAM”) and “Grupo Wiese” to acquire 100% of the capital stock of Seguros Sura S.A. (“Seguros Sura”) and Hipotecaria Sura Empresa Administradora Hipotecaria S.A. (“Hipotecaria Sura”) (the “Sura Acquisition”) for an initial base price of U.S.$268 million. The transaction became effective on November 2, 2017 and the approval by SBS was granted on September 28, 2017. This merger consolidated Interseguro’s leadership in the annuities market, as well as strengthened its position in credit life insurance.

In January 2019, we announced the consolidation of our wealth management activities at Inteligo by transferring Interbank’s mutual funds subsidiary, Interfondos, to Inteligo Group, where asset management is the core business.

Finally, in July 2019 we, together with Interbank, Intercorp Peru and a non-related shareholder conducted a SEC-registered initial public offering as a result of which IFS sold 1,150,000 newly-issued common shares and 2,418,754 treasury common shares (including shares sold by Interbank), Intercorp Peru sold 2,531,246 common shares and the non-related shareholder sold 3,000,000 common shares. In addition, the underwriters partially exercised their option to purchase 1,350,000 additional shares, which resulted in the purchase of 1,186,841 newly-issued common shares.

We have delivered returns for our shareholders supported by a strong bottom-line generation. We first paid dividends in 2008 for a total amount of U.S.$40 million, based on U.S.$89 million net profit under SBS GAAP in 2007. In 2015, one year after Inteligo was incorporated into IFS, we declared dividends for U.S.$181 million on 2014 results, which reached S/964 million under IFRS. In 2020, dividends will be U.S.$202 million based on 2019 results. In such year, net profit was S/1,450 million under IFRS. Furthermore, our market capitalization has increased from U.S.$1.2 billion in 2007 to U.S.$4.8 billion as of December 31, 2019, based on a price of U.S.$41.30, as reported by the NYSE.

We also continue to make significant digital and physical infrastructure capital expenditure investments in our different segments. For a description of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures Program”.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http:// www.sec.gov). The materials included in this Annual Report on Form 20-F may be downloaded at the SEC’s website: http://www.sec.gov. Any filings we make are also available to the public over the Internet at the SEC’s website at www.sec.gov and at our website at https://www.ifs.com.pe. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this Annual Report on Form 20-F.)

B.	Business Overview

Overview

IFS is a leading provider of banking, insurance and wealth management services for retail customers and commercial clients in Peru. Our purpose is to empower all Peruvians to achieve financial well-being, and as such, we have built an integrated financial services platform in the fast-growing, underpenetrated and profitable Peruvian financial system. We have invested in building a leading and scalable digital platform (mobile and online), which is rapidly being adopted by existing and new customers. Our digital platform is complemented by one of the largest distribution networks in the country which includes financial stores, ATMs, correspondent agents, dedicated sales forces, financial advisors, and call centers. Together our digital platform and distribution network provide our more than 3.5 million customers, a potential market of more than 30 million Peruvians and close to 10 million businesses with access to our products and services and a distinctive and convenient customer experience.

We manage our business in three segments, banking, insurance and wealth management, which complement each other and represent diversified sources of revenue. Our banking segment operates through our subsidiary Interbank, which is the second largest provider of consumer loans in Peru, according to the SBS. Interbank provides a full range of retail banking and commercial banking products, and services to individuals, large companies, and small and medium enterprises. Our insurance segment operates through our subsidiary Interseguro, which is the leading provider of annuities in Peru by premiums and one of the leading life insurance companies in the country according to the SBS. Interseguro provides a wide range of retirement, savings, life, unemployment and other insurance products mainly to retail customers. Our wealth management segment operates mainly through our subsidiaries Inteligo Bank, Inteligo SAB and Interfondos, which together provide wealth management, private banking, financing, brokerage, advisory and other investment services mainly to high net worth individuals.

Our key strategic priority is to achieve digital excellence for our customers by providing them with a world-class, flexible and secure digital platform. We believe our digital transformation is vital to our continued growth and profitability, and for this reason we have been investing in developing the capabilities necessary to offer digital products and services to our customers. In December 2019, more than 1.2 million retail customers used our digital platform compared to more than 600,000 in December 2017. More than 487,000 retail customers no longer utilize physical channels other than ATMs in December 2019. We are aiming to allow our customers to have a 100% digital relationship with us in an efficient and secure manner. We have also streamlined our physical presence and reduced the number of branches by approximately 6% since December 2017, focusing on educating our customers in the use of our digital platform. To accompany this transformation we are in the process of redesigning our physical presence in order to better serve the evolving needs of our customers. We have substantially increased migration of low-value-added transactions to more efficient digital channels, and we have increased sales of products to existing customers, as well as increased new customer acquisition of which a growing number are being acquired digitally or “born-digital.” This process of digital customer acquisition and sales has been accelerating, for example, in December 2019, 28% of new retail clients were acquired digitally compared to 8% in December 2018, and more than 42% of sales of new products to retail customers were performed digitally compared to 31% in December 2018.

We aim to be the company that best knows the needs of Peruvians. Our advanced analytics and CRM capabilities are being enriched with new sources of data and new tools that technology offers, such as cloud, real- time decision, machine learning and artificial intelligence. We believe that a deep knowledge of our current and potential customers allows us to offer them the best solutions for their financial needs across our banking, insurance and wealth management segments. Through this deep knowledge we have also been able to enhance our risk models, helping us to propel growth and continue to improve our profitability.

The following table shows the evolution of our reported net profit, dividends, ROE and ROA and our adjusted net profit, ROE and ROA, from 2017 through 2019:

	For the years ended December 31,
	2019	2019	2018	2017
	(U.S.$ in millions)(3)	(S/ in millions)
Net profit	437.6	1,450.1	1,091.4	1,033.5
Adjusted net profit(1)	446.3	1,479.1	1,236.2	N/A
Dividends declared for the year(2)	—	698.2	654.5	510.7
ROE	—	18.3%	16.6%	19.3%
Adjusted ROE(1)	—	18.6%	18.6%	N/A
ROA(4)	—	2.1%	1.8%	2.0%
Adjusted ROA(1)	—	2.2%	2.0%	N/A

(1)

Net profit, ROA and ROE for the year ended December 31, 2019, excluding financial expense of S/29.0 million after taxes from the execution of a liability management transaction at Interbank; and for the year ended December 31, 2018, excluding S/144.8 million, which is the aggregate effect recorded in our insurance segment’s technical reserves due to a change in accounting estimates driven by the publication by the SBS of new mortality tables. Net profit was not adjusted for 2017. See Note 3.4(d) and 3.6 to our audited annual consolidated financial statements. Adjusted net profit, adjusted ROA and adjusted ROE are non-GAAP accounting measures and should not be considered in isolation or as a substitute for net profit, ROA or ROE, or other performance measures. See “Presentation of financial and other information—Non-GAAP financial measures” and “Item 3. Key Information—Selected financial data—Non-GAAP Financial Measures.”

(2)

Dividends are declared and paid in U.S. dollars. Dividends declared for fiscal years 2019, 2018 and 2017 were paid in 2020, 2019 and 2018 and amounted to U.S.$202 million, U.S.$197.2 million and U.S.$157.7 million, respectively. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends and dividends policy”.

(3)	Amounts stated in U.S. dollars as of and for the year ended December 31, 2019 have been translated from soles at the exchange rate of S/3.314 = U.S.$1.00.

As of December 31, 2019, we had total assets of S/71.5 billion (approximately U.S.$ 21.6 billion), total gross loans of S/38.3 billion (approximately U.S.$ 11.5billion), total deposits and obligations of S/38.1 billion (approximately U.S.$ 11.5 billion) and shareholders’ equity of S/8.9 billion (approximately U.S.$ 2.7 billion).

We operate the following three business segments:

•

Banking: Interbank is the second largest provider of consumer loans in Peru with a 22.9% market share in terms of total gross consumer loans outstanding as of December 31, 2019, according to the SBS. Interbank is the largest provider of consumer credit card loans with a 27.1% market share and the largest provider (among non-government owned banks) of payroll deduction loans to public sector employees with a 26.3% market share as of December 31, 2019, according to the SBS. Additionally, it is the third largest bank in Peru in terms of outstanding retail mortgages and the fourth largest bank in Peru in terms of commercial lending, total deposits and total assets. Interbank has built one of the most convenient and extensive retail banking distribution platforms in Peru including, online banking, mobile applications, a total of 256 financial stores, more than 1,600 ATMs and more than 3,000 correspondent agents, as of December 31, 2019.

As of and for the year ended December 31, 2019, Interbank represented 74.1% of our total assets and 85.2% of our net profit.

For the 2019 fiscal year, Interbank declared a dividend of S/302.3 million (or approximately U.S.$ 91.2 million) of which S/300.2 million (or approximately U.S.$ 90.6 million) will be paid to IFS, and represents 50.1% of total dividends to be received by IFS.

With a significant focus on the emerging middle class, Interbank has a higher percentage of retail loans, which account for 55.4% of its total loan portfolio, compared to the banking system’s average of 36.8% as of December 31, 2019.

Interbank’s CAGR in gross loans, deposits and obligations, and net profit between 2015 and 2019 was 9.9%, 8.3%, and 9.5%, respectively. For 2019, Interbank’s net profit was S/1,228.5 million and ROE was 21.2%.

•

Insurance: Interseguro is the leading provider of annuities (excluding private annuities) in Peru, with a 28.9% market share as measured by total premiums collected during 2019, according to the SBS, and is one of the leading life insurance companies in Peru. In addition, Interseguro offers private annuities, individual life insurance, disability and survivorship insurance, as well as low premium retail insurance products, including credit life, mandatory traffic accident insurance (“SOAT”) and credit card protection insurance, through a comprehensive multi-channel distribution platform which includes Interseguro’s sales force. Interseguro also distributes through Interbank and retailers. According to the SBS, for 2019, Interseguro was the second largest insurance company measured by reserves, driven both by organic growth and the acquisition of Seguros Sura in November 2017 which both improved its ROE and doubled its asset size.

As of and for the year ended December 31, 2019, Interseguro represented 19.5% of our total assets and 9.0% of our net profit.

For the 2019 fiscal year, Interseguro declared a dividend of S/200 million (or U.S.$60.4 million), which represents 33.4% of total dividends to be received by IFS. For the year ended December 31, 2019, Interseguro’s net profit was S/130.4 million and its ROE was 14.2%.

•

Wealth management: Inteligo is a provider of wealth management services, which includes banking, financing, brokerage and investing activities for high net worth individuals through three operating subsidiaries, Inteligo Bank, Inteligo SAB (brokerage) and Interfondos (mutual funds).

As of and for the year ended December 31, 2019, Inteligo represented 5.7% of our total assets and 13.8% of our net profit.

For the 2019 fiscal year, Inteligo Bank declared a dividend of U.S.$30 million (or approximately S/99.4 million), which represents 16.6% of total dividends to be received by IFS.

Inteligo’s CAGR in assets under management was 7.2% between 2015 and 2019. In addition, for the year ended December 31, 2019, Inteligo’s net profit was S/200.3 million and ROE was 24.7%.

The following tables provide certain financial and other information about our three business segments for the period indicated.

			As of and for the year ended December 31, 2019
	Assets		Equity		Net Profit/(Loss)		Adjusted Net Profit/ (Loss) (1)
	(S/ in millions)%		(S/ in millions)%		(S/ in millions)%		(S/ in millions)%
Banking	53,019.4	74.1%	6,342.9	71.2%	1,228.5	84.7%	1,225.2	82.8%
Insurance	13,917.6	19.4%	973.9	10.9%	130.4	9.0%	130.4	8.8%
Wealth management	4,098.1	5.7%	853.8	9.6%	200.3	13.8%	204.0	13.8%
Holding and eliminations(2)	527.2	0.7%	732.8	8.2%	(109.1)	(7.5)%	(80.5)	(5.4)%

Total	71,562.3	100.0%	8,903.4	100.0%	1,450.1	100.0%	1,479.1	100.0%

(1)

Adjusted net profit of the banking segment, for the year ended December 31, 2019, is calculated excluding (i) financial expense of S/29.0 million after taxes from the execution of a liability management transaction and (ii) the gain of S/32.4 million after taxes on the sale of Interfondos to Inteligo, which is eliminated upon consolidation. For our wealth management segment we defined adjusted net profit as net profit excluding financial expense of S/3.8 million related to the amortization of assets acquired as part of the Interfondos acquisition discussed above, which is also eliminated upon consolidation. Adjusted net profit is a non-GAAP financial measure and should not be considered in isolation or as a substitute for net profit, or other performance measures. See “Presentation of financial and other information—Non-GAAP financial measures” and “Item 3. Key Information—Selected financial data—Non-GAAP Financial Measures.”

(2)	Holding and eliminations corresponds to expenses of IFS and elimination of intercompany transactions.

The following table provides relevant information about dividends declared by each of our subsidiaries:

	SBS GAAP						IFRS
	Interbank			Interseguro			Inteligo Bank
	For the years ended December 31,
	2019	2018	2017	2019	2018	2017	2019	2018	2017
	(S/ in millions)							(U.S.$ in millions)
Net profit for the period(1)	1,221.5	1,040.1	902.0	435.9	361.1	103.7	58.1	56.2	58.1
Dividends declared(2)	302.3	467.0	405.9	200.0	245.0	100.0	30.0	40.0	46.5
Payout ratio	24.7%	44.9%	45.0%	45.9%	67.8%	96.4%	51.6%	71.2%	80.0%

(1)

For Interbank and Interseguro, this information is calculated using SBS GAAP. This table is presented in this manner because our Peruvian subsidiaries pay dividends to us on the basis of SBS GAAP and Inteligo pays dividends to us on the basis of IFRS. In all cases, the information is derived from stand-alone information from each entity.

(2)	Represents dividends for the fiscal year which are declared and paid in the following year.

The following tables provide certain financial and other information about our consolidated business.

	As of and for the year ended December 31,
	2019	2019	2018	2017 (restated)	2016 (restated)	2015 (restated)
	(U.S.$ in millions)(1) (3)	(S/ in millions)(1)
Balance Sheet and Income Statement Items
Total assets	21,593.9	71,562.3	63,744.4	60,394.5	51,719.4	50,000.9
Total gross loans	11,544.1	38,257.1	34,055.2	29,174.7	27,907.5	26,757.7
Total deposits and obligations	11,494.6	38,093.2	33,682.0	32,607.6	30,097.9	28,487.7
Total equity, net	2,686.6	8,903.4	7,088.5	5,836.9	4,998.3	4,460.9
Net profit (attributable to IFS’ shareholders)	434.9	1,441.3	1,084.3	1,027.4	944.6	1,013.7
Other Information
Adjusted net profit (attributable to IFS’ shareholders)(4)	443.7	1,470.3	1,229.1	N/A	N/A	N/A

	As of and for the year ended December 31,
	2019	2018	2017 (restated)(1)
Profitability Ratios
Net interest margin(5)	5.3%	5.4%	5.3%
Risk adjusted NIM(6)	4.2%	4.3%	3.7%
Efficiency ratio(7)	34.3%	35.6%	36.8%
ROA	2.1%	1.8%	2.0%
Adjusted ROA(4)	2.2%	2.0%	N/A
ROE	18.3%	16.6%	19.3%
Adjusted ROE(4)	18.6%	18.6%	N/A

	2019	2018	2017 (restated)(1)
Asset Quality and Capitalization
Past-due-loans as a % of total gross loans(8)	2.5%	2.5%	2.7%
Cost of risk(9)	2.1%	2.1%	2.9%
Core equity tier 1 ratio of Interbank(10)	11.6%	10.6%	10.1%

	As of and for the year ended December 31,
	2019	2018	2017	2016	2015
Distribution Network and Customers
Financial stores	256	270	273	289	283
ATMs	1,603	1,973	2,052	2,159	2,297
Correspondent agents(11)	3,241	2,506	2,505	2,935	3,001
Number of digital customers(12)	1,233,204	882,437	620,448	454,194	296,184
Percentage of digital users(12)(13)	63%	53%	40%	30%	—

(1)

Our consolidated financial information for 2017, 2016 and 2015 was restated as a result of a voluntary change in accounting policy regarding our method of accounting the variation in market interest rates on insurance contract liabilities. See Note 3.2.1(i) to our audited annual consolidated financial statements. The financial information presented for 2015 was restated after issuance of the financial statements for that year due to a voluntary change in accounting policy with a negative impact of S/218.1 million for 2015 in the line Total net premiums earned minus claims and benefits in the consolidated income statement.

(2)	Amounts stated in U.S. dollars as of and for the year ended December 31, 2019 have been translated from soles at the exchange rate of S/3.314 = U.S.$1.00.
(3)	Except for percentages and ratios and distribution and customer data.
(4)

Adjusted net profit, adjusted ROA and adjusted ROE for the year ended December 31, 2019, are calculated excluding financial expense of S/29.0 million after taxes from the execution of a liability management transaction at Interbank; and for the year ended December 31, 2018, are calculated excluding the effect of S/144.8 million due to a change in accounting estimates driven by the publication by the SBS of new mortality tables. Net profit was not adjusted for 2017. For the year ended December 31, 2019, adjusted net profit for the banking segment is calculated excluding (i) financial expense of S/29.0 million after taxes from the execution of a liability management transaction and (ii) the gain of S/32.4 million after taxes on the sale of Interfondos to Inteligo, which is eliminated upon consolidation. For our wealth management segment we defined adjusted net profit as net profit excluding financial expense of S/3.8 million related to the amortization of assets acquired as part of the Interfondos discussed above, which is also eliminated upon consolidation. Adjusted net profit, adjusted ROE and adjusted ROA are non-GAAP financial measures and should not be considered in isolation or as a substitute for net profit, ROE or ROA, or other performance measures. See “Presentation of financial and other information—Non-GAAP financial measures” and “Item 3. Key Information—Selected financial data—Non-GAAP Financial Measures.”

(5)	Net interest margin is defined as (x) net interest and similar income divided by (y) average interest-earning assets. See “Item 4. Information on the Company—Selected Statistical Information.”
(6)	Risk adjusted net interest margin is defined as net interest margin after impairment loss on loans, net of recoveries.
(7)

Efficiency ratio is calculated by dividing (x) salaries and employee benefits plus administrative expenses plus depreciation and amortization by (y) net interest and similar income plus other income plus net premiums earned.

(8)	At end of period. See “Presentation of financial and other information—Loan Portfolio Data”.
(9)	Cost of risk is defined as impairment loss on loans, net of recoveries divided by average gross loans.
(10)	Calculated for Interbank only pursuant to SBS regulations.
(11)	ASBANC estimates, for 2015-2018 and Company estimates for 2019.
(12)	In the month of December for each full year.
(13)	Percentage of digital users over total clients that interact with Interbank.

Market Opportunity

We believe that the ongoing growth of the Peruvian economy, the expanding middle class, the growth of private wealth creation in Peru, the low penetration of financial services and the well-capitalized and profitable Peruvian financial system offer significant opportunities for our continued growth. Moreover, new technological developments are opening up new opportunities for growth, enabling us to efficiently acquire and serve more clients, while providing distinctive and convenient customer service and greater access and inclusion to financial services to previously underserved Peruvians.

High growth economy with strong macroeconomic fundamentals

According to the World Bank and BofA Global Research, Peru’s average GDP growth rate was 3.2% between 2015 and 2019, which is higher than the growth rate of each of the peer countries in Latin America during the same period (Colombia at 2.5%, Chile at 2.1%, Mexico at 2.1%, and Brazil at negative 0.7%). Additionally, Peru’s average inflation rate was 2.7% between 2015 and 2019, which was lower than the inflation rates of each of the peer countries in Latin America during the same period (Brazil at 5.7%, Colombia at 4.7%, Mexico at 4.0% and Chile at 3.1%). The Peruvian government’s prudent management of the economy, conservative fiscal policy, coupled with the Central Reserve Bank of Peru’s cautious management of inflation and international reserves have contributed to economic development, increased internal consumption and strong macroeconomic fundamentals, including low levels of public debt, low inflation, low fiscal deficit and high levels of international reserves. Peru’s strong track record of macroeconomic policy credibility, consistency and ability to adapt to changes has helped it to achieve investment grade ratings of A3 by Moody’s Investor Service (“Moody’s”), BBB+ by Standard & Poor’s Rating Services (“S&P”) and BBB+ by Fitch Ratings Ltd. (“Fitch”) as of December 31, 2019. In its most recent forecast as of December 2019, the Central Reserve Bank of Peru has estimated real GDP growth for Peru of 3.8% for both 2020 and 2021, above the 2.2% registered in 2019. As of the date of this Annual Report on Form 20-F, the COVID-19 global outbreak is negatively affecting Peru’s growth in 2020. Based on Peru’s strong macroeconomic base, the Government has deployed various expansionary fiscal and monetary policies to control and mitigate the impact of COVID-19 on the Peruvian economy and population.

Expansion of the middle class and affluent population

The core of our customer base is Peru’s growing middle class and affluent population. According to INEI, the poverty rate in Peru has declined to 20.5% in 2018, from 30.8% in 2010, and GDP per capita in U.S. dollars has grown from U.S.$5,051 in 2010 to U.S.$6,907 in 2018, according to EIU. Peru has a total population of 32.5 million, and according to the Asociación Peruana de Empresas de Investigación de Mercados (APEIM), Peru’s middle and upper socioeconomic segments (segments A, B and C) have significantly expanded and, as of 2018, represented 50% of the population compared to 42% in 2010. We believe that the increase in the number of people belonging to the middle class and affluent population creates a greater need for financial services, particularly for increasingly sophisticated banking, insurance and wealth management products. The expansion of these segments of the population drives growth and profitability across our business. Additionally, based on macroeconomic trends, we expect the number of high net worth individuals in Peru and the size of their investable assets to continue to grow and further increase the market for wealth management services.

Low financial services penetration

We believe that growth potential in Peru’s financial services sector continues to be significant. Despite sustained recent growth of 6.0% CAGR in total gross loans between 2015 and 2019, banking penetration in Peru, measured as the ratio of loans-to-GDP, was 37.2% as of December 31, 2019, according to the SBS and the Central Reserve Bank of Peru. We believe that penetration potential is even more significant in retail banking. Furthermore, as of December 31, 2019, there were approximately 0.2 million mortgages outstanding in Peru for a population of approximately 32.5 million, compared to approximately 1.6 million mortgages outstanding in Chile for a population of approximately 19.1 million. Similarly, insurance penetration in Peru, measured as the ratio of premiums-to-GDP as of December 31, 2018, is estimated to be 1.7%, which is lower than the average ratio of 3.4% for the group of peer countries in Latin America, and less than half the ratio of 4.6% for Chile, according to the Swiss Re Sigma 2019 Report.

Healthy, well-capitalized and profitable financial system

As a result of sound regulation and prudent management, the Peruvian financial system is healthy, well- capitalized and profitable, according to figures published by the SBS. Gross loans in Peru (measured in soles) have grown at a CAGR of 6.0% between December 31, 2015 and December 31, 2019, while the banking system’s asset quality has remained strong with a ratio of past-due loans as a percentage of total gross loans of 3.0% and a ratio of impairment allowance for loans as a percentage of past-due loans of 152.1% as of December 31, 2019, according to the SBS. Capitalization of the Peruvian banking system has consistently been well above regulatory requirements with a total capital ratio of the banking system of 14.6% as of December 31, 2019, according to the SBS. Interbank’s capitalization ratio was 15.2% and Interseguro’s regulatory solvency ratio was 144.5%, according to the SBS as of December 31, 2019. Furthermore, the banking and insurance industries in Peru remain profitable, with an 18.5% ROE for the banking system and a 19.1% ROE for the insurance industry for the year ended December 31, 2019, according to the SBS.

Development of new technologies and distribution channels

There are many technological trends currently impacting the financial services industry worldwide. For example, the penetration of cell phones, Internet and the 4G mobile network, the ability to process large quantities of data through big data, cloud and machine learning, and the opportunity to utilize robotics and artificial intelligence. As a result, many large banks have started digital transformations with large increases in their level of technological investments and are working on developing their product offerings.

Due to improved technology, banks are now able to offer a better value proposition to their customers that include better solutions with features tailored to the customer’s needs, contextual banking (whereby the customer is offered a connected banking experience, including tailored product offerings), enhanced 24 hour customer support and access and faster approval and response times, all at a lower per capita cost. Additionally, banks are now able to reach a broader base of customers both in terms of income levels and geographic locations and will be able to gradually offer them more products and services and make them a part of the banked segment of the Peruvian population, which constitutes a very important growth opportunity in the country.

Competitive Strengths

We have established a premier financial group with leading market positions in each of our primary business segments. We believe that our market share, focus on targeted and profitable segments, scale and highly recognized and trusted brands, combined with adoption of innovative technologies and increasing integration across our business segments, strongly position us to capitalize on the future expansion of the Peruvian economy.

Leading financial services provider focused on retail customers and highly attractive businesses

We target retail customers and growing and profitable businesses in Peru. We have highly recognized and trusted brands in each of our segments, Interbank in banking, Interseguro in insurance and Inteligo in wealth management. Within our banking segment, Interbank focuses primarily on retail banking, where we believe we are able to obtain higher profitability, with 55.4% of its loan portfolio constituting retail loans, compared to 36.8% for the Peruvian banking system, as of December 31, 2019, according to the SBS. Interbank is the second largest provider of consumer loans among banks in Peru, with a 22.9% market share as measured by gross consumer loans as of December 31, 2019, compared with 24.6% for BCP, 17.1% for Scotiabank and 11.5% for BBVA. Interbank is also the largest provider of consumer credit card loans among banks in Peru, with a 27.1% market share by credit card loans, and the largest privately owned bank provider of payroll deduction loans to public sector employees, with a 26.3% market share by payroll deduction loans, in each case as of December 31, 2019.

We believe that our focus on the retail market has allowed Interbank to obtain a higher ROE than the banking system on average. This higher ROE is driven by a balanced consumer loan portfolio where two of our most profitable products are credit cards and payroll deduction loans. Interbank has the highest net interest margins when compared to the three largest banks in Peru, due to its higher weighting in retail banking and credit cards when compared to its peers. Low delinquency rates on our payroll deduction loans reduce the overall credit risk exposure of our consumer loans portfolio. For the year ended December 31, 2019, Interbank’s NIM was 103 basis points higher than the average for the three largest Peruvian banks and for the year ended December 31, 2019, Interbank’s risk adjusted NIM was 44 basis points higher than the average for the three largest Peruvian banks, according to the SBS. Under IFRS, Interbank’s net interest margin for the year ended December 31, 2019 was 5.6%.

Our commercial banking business serves a range of clients spanning large corporates, mid-corporates and SMEs. We are focusing on increasing our market share in mid-corporates and SMEs while maintaining our large corporate business with a profit-oriented approach. This market provides an additional growth opportunity given our 8.4% market share for mid-corporates and 3.8% market share for small businesses as of December 31, 2019, according to the SBS. Moreover, our overall commercial loan portfolio provides us with a lower risk component that balances our total loan portfolio.

We believe that Interseguro provides us with a fast-growing and profitable business. In our insurance segment, Interseguro is the leading provider of annuities in Peru, with a market share of total annuities (excluding private annuities) of 28.9% as measured by premiums collected for the year ended December 31, 2019, according to the SBS. We focus on the middle class and affluent population in Peru, a segment we believe is substantially underpenetrated in insurance services. During April 2016, the Peruvian Congress enacted a law that allowed retirees to withdraw up to 95.5% of their accumulated capital in cash in their mandatory pension account upon retirement, resulting in a significant reduction of retirement annuities sold by Peruvian insurance companies, including Interseguro. In this context, in order to keep its position as a leading provider in annuities, in 2016, Interseguro launched its private annuities product which allows retirees to receive a fixed income either for life or a fixed period. As of the date of this Annual Report on Form 20-F, most of the customers of private annuities and their funds originate from retirees who choose to buy a product from an insurance company rather than from a private pension fund. Interseguro is also a leading provider of life insurance with the acquisition of Seguros Sura and we believe this market provides an additional opportunity for growth.

Within our wealth management segment, Inteligo is well positioned to capture an increasing share of the growing number of wealthy individuals, resulting from economic growth and wealth creation in Peru. Inteligo’s CAGR in assets under management was 7.2% between December 31, 2015 and December 31, 2019. We believe that Inteligo’s position as a provider of tailored wealth management services as well as its ability to provide its customers with both local and international investment products will help increase its share of wallet among high net worth individuals, while delivering high levels of growth and profitability.

Track record of sustained growth supported by our strong market share and high profitability

Our strong track record of growth is supported by our increased market share, improvements in efficiency, and high profitability across our business segments. At Interbank, we have gained significant market share over the years. Our market share in total gross loans has increased from 9.4% in 2007, to 11.1% in 2015, and increased to 12.6% in 2019, while our market share in total deposits has grown from 9.3% in 2007, to 12.1% in 2015, and to 13.3% in 2019. We are focused primarily on retail banking because we believe that it presents significant growth opportunities and higher profitability. In retail banking, Interbank’s outstanding retail loans, including consumer and mortgage loans, achieved a 15.8% growth between December 2018 and December 2019, higher than the 10.9% registered for the Peruvian banking system, according to the SBS. Our market share was 27.1% in credit card loans in December 2019, the largest in the market. In the same period, Interbank has held a strong position across retail products, with market shares of 17.3% and 19.0% of total retail loans in 2015 and December 2019, respectively, according to the SBS. With respect to mortgage loans, Interbank’s market share increased from 12.9% in 2015 to 14.7% in December 2019, according to the SBS. Interbank’s increasing market shares have been accompanied by high profitability, with ROE averaging 22.8% compared to 19.5% for the Peruvian banking system, from 2015 to 2019. The commercial banking division at Interbank has also grown faster than the Peruvian banking system. Interbank’s outstanding commercial loans achieved a 6.0% growth between December 2018 and December 2019, higher than the 2.9% increase registered for the system, according to the SBS.

Interseguro’s positioning in the industry increased, with market shares in annuities by premiums (excluding private annuities) of 22.7% in 2007, 24.5% in 2015 and 28.9% in December 2019. Interseguro’s assets increased at a CAGR of 23.1% compared to 8.1% for the Peruvian insurance industry between 2015 and 2019. Between 2015 and 2019, Interseguro’s ROE averaged 28.2% compared to 16.0% for the Peruvian insurance industry, both according to the SBS. Interseguro’s recent results have been driven in large part by the acquisition of Seguros Sura. Interseguro’s ROE was 31.9% for the year ended December 31, 2019, according to the SBS.

Inteligo’s assets under management grew at a CAGR of 7.2% between 2015 and 2019. Similarly, net profit grew at a CAGR of 13.5% between December 31, 2015 and December 31, 2019, supported by strong fees on assets under management. Inteligo’s ROE averaged 25.7% for the three-year period ended December 31, 2019. Inteligo’s ROE was 24.7% for the year ended December 31, 2019.

Digital suite of products and services with rapidly increasing levels of adoption

IFS is striving to reshape the banking space in Peru, creating a new digital experience driven by convenience and simplicity. Although we believe physical channels are still necessary in an underpenetrated financial system like Peru’s, our digital platform has substantially increased our customers’ interactions with Interbank and provided us with new business opportunities to build on consumer loyalty and cross-sell services, as well as accelerate new customer acquisition and inclusion of previously underserved segments of the population, including individuals, entrepreneurs and micro-businesses. We have a wide offering of digital products and services for existing and new clients, enabling them to get what they want, when they want it, and how they want it.

We believe our digital platform provides us with a competitive advantage as evidenced by our increased market share. As of December 31, 2019, 62.7% of Interbank’s retail customers interacted digitally with the bank, and 100% digital customers reached 24.8% in December 2019 up from a 14% in 2017. Our digital transformation allows our customers to interact more frequently with us. As a result, our customers’ monthly interactions through our digital platform have increased substantially, from 13.1 million in December 2017 to 18.9 million in December 2019, while interactions in branches decreased from 2.4 million to 2.3 million in the same period. Our penetration of digital sales increased to 42.4% from 31.4% in December 2018, while self-service transactions grew to 47.1% from 31.2% in the same period.

Furthermore, digital customer acquisition, or clients that were ‘born digital’, reached approximately 20,000 in December 2019, or 28% of new individual clients, compared to approximately 4,000 in December 2018, 8% of new individual clients. Similarly, we are continuously improving our digital capabilities for SME and corporate clients, enhancing our value-added proposition and tools to foster our commercial customers’ growth. For example, we have streamlined our account opening process for businesses from 15 days to a digital 30 minute process. This innovation has driven growth in customer acquisition for small companies through our digital platform, accounting for 64% of our total new small business accounts in December 2019 compared to 42% in December 2018.

Supported by our digital platform, we have also increased the cross-selling of products, which we define as the number of products owned by a customer. The cross-selling ratio is calculated as the sum of the number of products owned by any given group of customers divided by the number of customers in such group. The number of products owned by our digital customers has increased 43.3% from December 2018 to December 2019, which resulted in a higher cross-selling ratio for digital customers, from 1.91 products per digital customer in December 2018 to 2.0 products per digital customer in December 2019. By comparison, the number of products owned by our total customers increased by 21.0%, with a growth in the cross-selling ratio for total customers from 1.64 products per customer in December 2018 to 1.70 products per customer in December 2019. Accordingly, the cross-selling ratio for digital customers was 1.18 times greater than the cross-selling ratio for total customers in December 2019.

Further, the total number of products sold increased 28.5%, from approximately 317,000 in December 2018 to approximately 408,000 in December 2019. Products sold digitally more than doubled, from approximately 55,000 to approximately 129,000, representing 31.6% of total sales in December 2019, compared to 17.4% in December 2018; compared to an increase of 6.3% for products sold through non-digital channels, which represented 68.4% of our total sales in December 2019, compared to 82.6% in December 2018. Per specific product, in December 2019, approximately 41,000 saving accounts were opened digitally, which represented 34.0% of total savings accounts opened, compared to approximately 12,000 saving accounts opened digitally in December 2018, or 16.2% of total savings accounts opened. Similarly, approximately 2,700 extra cash loans (loans offered through credit cards) were sold digitally in December 2019, or 18.5% of total sales of such product, compared to approximately 1,800 extra cash loans sold digitally in December 2018, which represented 11.8% of total sales. Furthermore, in December 2019, approximately 15,000 credit card line increases were performed digitally, representing 55.7% of total credit card line increases, higher than the approximately 12,000 credit card line increases performed digitally in December 2018, or 41.0% of total credit card line increases. Digital sale of credit cards grew from approximately 1,000 credit cards sold in December 2018, to approximately 2,600 in December 2019, increasing its share in the total number of credit cards sold from 5.0% to 12.8% in December 2019.

As part of our digital transformation, we have introduced new technologies and processes which enable us to improve time-to-market of new solutions. We have also made significant changes in the way we work. We are currently working with 103 teams using an agile framework on a number of projects, ranging from applications, digital products, new functionalities, and we are currently exploring different solutions targeting new customer segments and piloting new initiatives. For example, we have an innovation lab called “LaBentana”, which focuses on continuous innovation and development of new ideas and pilot initiatives, using design thinking methodologies developed together with the consulting firm IDEO.

Convenient and innovative nationwide omni-channel distribution network with a distinctive customer-oriented approach

We believe that our convenient and innovative nationwide retail distribution network together with a dedicated sales force and financial advisors, allow us to better reach our customers, and this combination has differentiated us from our competitors. Interbank has one of the most convenient and extensive retail banking distribution networks in Peru and is currently present in almost all of Peru’s regions. Our focus on digital transformation allows us to help our customers to interact with us in an easier and more efficient way, and allows customers to migrate from the use of physical infrastructure to digital platforms. For instance, we have shifted monetary transactions operated through our branches to digital channels. Total monetary transactions have been increasing at a CAGR of 10.6% from 2015 to 2019 driven by monetary transactions through our mobile and internet banking which have increased at a 77.9% CAGR for the corresponding period, even though monetary transactions through our financial stores have been decreasing at a CAGR of 3.1% from 2015 to 2019. We believe this optimization of our distribution footprint has enabled us to reach our clients more efficiently, allowing them to perform transactions when and how they want to, at lower marginal costs for Interbank.

Interbank has built a convenient omni-channel distribution network in Peru, serving over 3.5 million customers. As of December 31, 2019, Interbank had 256 financial stores and operated the third-largest ATM network in Peru with more than 1,600 ATMs, which includes one of the largest out-of-branch ATM network (under our Global Net brand). Interbank has the largest number of financial stores inside supermarkets in Peru, which are open seven days a week from 9:00 a.m. to 9:00 p.m. Moreover, with the intention of providing underserved customers with more convenient services, Interbank operates a network of correspondent agents, called Interbank Agentes. The correspondent agent concept consists of providing third-party commercial establishments with low-cost electronic terminals which allow Interbank’s customers to perform basic cash-based operations such as cash withdrawals, credit card and bill payments, and deposits at a lower marginal cost to Interbank relative to transactions performed in our financial stores. As of December 31, 2019, Interbank had over 3,200 correspondent agents.

Since 2013 and in line with our strategy, we have implemented a profitability model for financial stores and ATMs which ranks them according to certain profitability metrics relevant to each distribution channel. This has allowed us to identify the less profitable units in order to close them and to prioritize new openings in more strategic locations with higher demand for value-added financial services. As a result, the number of financial stores, which peaked at 290 in 2016, has decreased to 256 as of December 31, 2019, while productivity of financial stores, measured as the volume of retail deposits sold per branch, has increased. This drove retail deposits per branch to grow from approximately S/37.6 million per branch as of December 2015 to approximately S/62.1 million per branch as of December 2019. Additionally, the number of ATMs has decreased to 1,603 in December 2019 from 2,297 in 2015. Furthermore, the number of Interbank and Interseguro sales agents has decreased from 897 in 2016 to 820 in 2019, while call center agents increased from 390 to 420 in the same period.

Interseguro offers and sells its annuities and individual life insurance products through its own dedicated sales force to ensure the delivery of high-quality service and advice to customers. Interseguro’s specialized sales force is trained to provide a differentiated service for various customer types. As of December 31, 2019, Interseguro employed 113 agents exclusively dedicated to selling annuities and 266 agents to selling other insurance products. In addition to its own sales force, Interseguro leverages on the retail distribution capabilities of Interbank and those of Intercorp and of Intercorp Retail to offer simple low-cost premium insurance products, such as credit life insurance, mandatory traffic accident insurance (“SOAT”), card protection, loan protection, extended warranty and accident insurance.

Inteligo has developed a proprietary financial advisory model that has been a key pillar in sustaining its growth. The model takes into account the financial objectives of its customers and emphasizes risk analysis and continuous monitoring with portfolio rebalancing. Along with this, Inteligo has been able to successfully serve its customer base in order to deliver tailored products and advice.

Prudent risk management resulting in high asset quality, strong liquidity and high investment returns

Risk management has been and will continue to be a primary focus of our operations and at the center of our culture. Our experienced risk management teams focus on monitoring and managing risks across all business areas, including credit, market, liquidity and operational risks, among others. We believe our risk management expertise has allowed us to achieve strong asset quality and high investment returns. Our prudent management has allowed us to build up sufficient capital to allow us to grow strategically, invest in opportunities and pay dividends to our shareholders.

Interbank’s underwriting procedures are based on strong analytics and proprietary models. Additionally Interbank’s investments in technology and improvements in its ability to process and apply data have enriched our risk models and enhanced their accuracy and predictiveness. Interbank’s credit risk policies are approved by its risk committee and board of directors. Despite Interbank’s concentration in retail loans, which tend to have higher levels of delinquency, Interbank’s past-due loans as a percentage of total gross loans ratio as of December 31, 2019 was 2.6%, lower than the 3.1% average of the three largest banks in Peru. As of December 31, 2019, Interbank’s past-due loans coverage ratio was 176.5%, which compares favorably with the average for the Peruvian banking system of 152.1%, according to the SBS.

Interbank’s capitalization ratio, which is calculated as Interbank’s regulatory capital divided by its risk- weighted assets, was the highest compared to the other three largest banks. Additionally as of December 31, 2019, Interbank’s capitalization ratio stood at 15.2% as compared to 14.6% for the Peruvian banking system, according to the SBS. The minimum capitalization ratio required by Peruvian banking regulations is 10.0% plus an additional capital requirement which depends on certain levels of loan concentration in each institution. For Interbank, this additional capital requirement amounts to 1.6% as of December 31, 2019. Interbank’s core equity tier 1 ratio was 11.6% as of December 31, 2019.

Interseguro’s investment team and its investment management approach have achieved a 8.0% investment return for the year ended December 31, 2019, compared to the Peruvian insurance industry’s 7.3%, according to the SBS, while maintaining prudent levels of risk and following the SBS risk guidelines.

Inteligo’s lending services are offered through Inteligo Bank to complement its wealth management business. The decision to make loans to wealth management customers only results in Inteligo’s loan portfolio being fully collateralized by its customers’ assets and which to date have had no delinquencies. Regarding the management of capital, Inteligo Bank’s capitalization ratio, which is calculated as Inteligo Bank’s regulatory capital divided by its risk-weighted assets, was 24.7% as of December 31, 2019, above the minimum capitalization ratio required by the Central Bank of Bahamas of 8.0%.

Increasingly integrated business platform with synergy potential supported by a strong parent group

Since the introduction of our insurance and wealth management operations alongside our banking operations, we have strived to share and leverage key resources and capabilities across all three segments, which has resulted in enhanced revenues.

Our banking operations remain our core competency that binds together all our operations, while our insurance and wealth management operations are expected to continue supporting our growth. We believe that our continuous efforts to better integrate our three segments, combined with our focus on digital transformation, our existing distribution channels, experience and knowledge of our customer base and the Peruvian market, is a significant competitive advantage.

Furthermore, our parent company, Intercorp Peru, is one of Peru’s largest economic conglomerates, with activities spanning financial services, retail, education and real estate, among others. In 2019, Intercorp Peru’s businesses represented approximately 3.5% of Peru’s GDP, while generating U.S.$.8,183 million in revenues. We believe that being part of this group gives us a competitive edge, because of the group’s deep knowledge of the Peruvian consumer, extensive focus and know-how in the Peruvian retail market, highly visible in-country presence and rapid decision-making capabilities. Intercorp provides significant synergy and cross-selling opportunities for IFS. For example, starting in 2018, we, jointly with Intercorp Peru, launched an effort to strengthen our presence and commercial efforts in seven of Peru’s main regions: Arequipa, Cusco, Trujillo, Chiclayo, Ica, Huancayo and Piura, by leveraging on Intercorp’s already established network.

Diversified funding base with strength in retail deposits

IFS has a competitive funding structure. We have access to diverse sources of funding, including deposits and debt securities placed in local and international capital markets. The majority of our funding comes from low cost customer deposits, which demonstrate our customers’ trust in our franchise and enables us to achieve attractive lending spreads. At Interbank, as of December 31, 2019, 78.7% of our total funding base was comprised of deposits. Interbank’s deposit base is broad and fragmented, such that we are not dependent on a certain type of customer, which provides Interbank with an average cost of funding of 3.0% for the year ended December 31, 2019 and 2.7% for the year ended December 31, 2018.

Interbank has been a significant player in the Peruvian banking industry with a market share of demand, savings, and term deposits of 12.4%, 14.9%, and 12.8%, respectively, as of December 31, 2019, according to SBS. Moreover, our strategic focus on retail has allowed Interbank to gain market share in retail deposits over the years reaching 13.5% as of December 31, 2019 compared to 12.2% as of December 31, 2015, providing us with a healthy funding base.

Interbank’s strong asset quality and capital and liquidity position have resulted in two of the highest local ratings levels possible, which have allowed it to secure local funding through local short-term and long- term debt market issuances.

Experienced management team with proven ability to foster a merit-based culture and a highly motivated work force

We believe that the strength of our senior and middle management team has enhanced and will continue to be a key driver of our successful business model. We benefit from an experienced, diverse and talented management team. Most of the members of our senior management have held management positions with other major financial institutions in the United States, Latin America and Europe.

We are focused on attracting, developing and retaining highly qualified personnel and believe that a merit-based culture that emphasizes teamwork enables us to maintain a motivated workforce that delivers high- quality service. Interbank is the only Peruvian company that has been chosen by the Peruvian Great Place to Work Institute as one of the 20 best places to work in Peru for the past 18 consecutive years and one of the top 20 places to work in Latin America in the past nine years. In the most recent rankings, Interbank was selected number one best company to work for in Peru in the large size category (2019), number three in Latin America (2019) number two for women in Peru (2019) and number six for millennials in Peru (2019). Similarly, Interseguro is the only Peruvian insurance company that has been chosen as one of the top 10 best places to work in Peru (medium-size category) by the Peruvian Great Place to Work Institute for the past nine consecutive years. Additionally, Inteligo SAB has been ranked among the top 15 companies in its category (companies with 30 to 250 employees) in Peru since it started participating in the Great Place to Work Institute survey in 2011, and is currently ranked second for 2019. Inteligo Bank’s branch in Panama began participating in the Great Place to Work Institute survey in 2014 and since 2015 has been ranked among the top 10 companies in its category (companies with 30 to 250 employees) in Panama. Furthermore, Interbank ranked first in its category (companies with over 1,000 employees) for 2019.

Strategy

Our purpose is to empower all Peruvians to achieve financial well-being. Our aim is to become the top-of-mind partner for Peruvians, individuals and enterprises, when they think about both day-to-day financial needs and medium-term goals and dreams. To achieve this goal and to continue being a fast growing and profitable company, we have defined our key strategic priorities as follows:

Become the foremost financial services company in the heart and mind of Peruvians by putting them at the center of our ecosystem

We aim to become the preferred option for our individual and commercial customers helping them to achieve financial well-being and growth by deeply knowing and anticipating their needs, by building trust and providing transparency in our relationship with them, and by delivering a superior experience which is simple, mobile, agile and suited to that particular customer. We have highly recognized and trusted brands in each of our segments, Interbank in banking, Interseguro in insurance and Inteligo in wealth management.

We help our individual customers throughout their journeys with a personalized approach based on customer segment, which includes Joven, Preferente, Emprendedor, Premium and Select within Interbank and Certia and Private within Inteligo. The customer journey begins with new client acquisition and on-boarding, continues with customer development and loyalty, and finally, we focus on maintaining our customer base through retention and our win-back efforts. We have been implementing a number of initiatives aimed at improving the complete customer relationship.

We are continuously improving our value proposition for different customer segments including improvements to basic products such as accounts, payments and financing; introducing new special digital features, such as the loyalty program Interbank Benefit, the budget tool Smart, the digital savings account Piggybank, and the customer relationship program Interbank Cares. We are also developing additional ecosystems such as a financial health platform for customers and other tailored experiences. Towards this end, we use design thinking methodologies, learned through the consulting firm IDEO, that have been deployed in a number of projects.

Additionally, we are creating a payment ecosystem that seeks to create a strong bond with our customers, by focusing on four pillars: (i) increasing current person to business (“P2B”) offline business by extending merchant coverage, improving customer experience and banking the unbanked, (ii) increasing current P2B online business by optimizing adoption and fostering usage, (iii) improving the convenience of person to person (“P2P”) payments for customers by developing a better experience, and (iv) eliminating cash by banking the unbanked through pre-paid cards and through our open application programming interfaces (“APIs”) that allow partners to access our account opening and basic financial-transaction services. Our goal is to develop an ecosystem which creates loyalty from customers and allows us to fulfill their financial needs digitally.

Within commercial banking our priority is also growth with a strong focus on profitability. We aim to provide the best self-service credit experience for commercial clients, by digitally providing them with the information and features necessary to manage their financial needs, and by offering the easiest and most transparent means of managing their cash flow and payments. For this purpose, we are in the process of implementing a new internet banking platform that will deliver most of these features.

For commercial banking we have three client groups based on volume of sales and employ different strategies accordingly. For large corporates we focus our efforts on generation of fees from cash management and corporate finance; for medium-sized companies we focus on growth, productivity and cash management; and for small companies we focus on sustainable growth and productivity with a strong support from analytics and collections. For small businesses, since its introduction in August 2018, our Cuenta Negocios, an account that can be opened 100% digitally and within 30 minutes has been growing from no accounts to more than 28,000 accounts as of December 2019. Moreover, we are testing an application which provides an alternative way of financing based on digital tools and information.

Be the company with the deepest knowledge of Peruvians providing personalized and real-time solutions

Our advanced analytics and CRM capabilities are being enriched with new sources of data and new tools that technology offers, such as cloud, real-time decision, machine learning and artificial intelligence. We aim to have the deepest understanding of Peruvians, both individuals and companies, as we believe that a deep knowledge of our current and potential customers’ characteristics and adapting to their behavior is important to better serve them, and to offer them the best solutions for their needs and risk profile.

Investments in technology represent the pillar of this strategic initiative, and we are working on a variety of areas to achieve this goal, including data and infrastructure, advanced analytics for marketing, and risk profiling and pricing models, as well as improving our CRM capabilities, including contextual marketing. With the support of our team of data scientists, we centrally design and distribute most of our sales campaigns, and have substantially improved our campaign effectiveness and are currently employing real-time decision making on certain campaigns. This combination of investments has helped make us more dynamic, and to be able to approach customers in real time.

These efforts also include different actions undertaken to have a better understanding of the self- employed segment of the population, which constitute a significant opportunity for financial services given the current low penetration levels. We are working on alternative risk profile models for new customer acquisition using new sources and non-traditional sources of data.

Our analytics vision is to have a fully deployed online customer management system which relies on real-time data, cloud processing, automated and reusable variables, real-time decision and actions, and an integrated infrastructure to support these new processes.

Attract and retain customers with a superior experience, which seamlessly integrates our physical and digital platform

We want to deliver a seamless and superior experience to our customers that integrates our physical and digital platforms. We believe this combination will allow us to more effectively serve our customers, enabling them to get what they want, when they want it, and how they want it.

At Interbank, we have developed the capabilities to digitally serve 95% of total day-to-day transactions, new products and self-service features within Interbank as of December 31, 2019. The percentage of transactions performed off branches has continued to increase, reaching 96.7% as of December 31, 2019. Digital sales and other self-service interactions have significantly increased during the last 12 months reaching 45.4% in December 2019, from 31.3% in December 2018, respectively. This represents a growth of 91% in the volume of digital sales and self-service interactions.

Through our physical channels we continue to focus on providing a superior customer experience and are improving productivity and efficiency through new paperless and digital processes, tools and more advanced analytics. Additionally, we continue to invest in educating our customers to encourage the use of digital and other channels. Deposits, withdrawals, payments of bills and credit cards are being redirected to other more cost- efficient channels.

Furthermore, we are currently redesigning our physical distribution platform to better suit the new digitally-influenced customer needs. Our idea is to focus more on high value-added activities, which include advisory and complex product sales, and less on transactions and simple product sales. For this purpose, we are in the process of redesigning our branch formats and distribution presence, including branches, correspondent agents, contact center and ATMs.

In digital, we are focusing our efforts on expanding the products and self-service interactions, continuing to foster the adoption of digital channels by our customers, adding new features, such as chat robots for employees and customers, and ensuring that interactions with our customers are safe and secure.

At Interseguro, we are expanding our product offering through our digital platform, which started with the launch of the online sale of SOAT in 2016, and continued with the sale of new digital products, such as travel insurance and car insurance. In 2019, premiums sold through digital channels accounted for 2.7% of gross premiums as compared to 1.2% of gross premiums in 2018. At Inteligo, we introduced Certia, which focuses on onshore wealth management, and launched a digital platform that allows on-boarding, financial planning, advisory and execution services to our customers.

Create and scale-up new businesses by targeting new customers, segments and businesses

We seek to accelerate growth in the underpenetrated Peruvian market. For this purpose, we carry out thorough research through our lab LaBentana, alongside consumers, to identify areas for improvement and develop a variety of new initiatives to address pain points and make our offering more seamless. This allows us to target new customer segments, aiming to develop new revenue sources and accelerate our digital transformation.

Examples of these initiatives include the piloting of a digital payments solution for users and merchants. It targets cash payments at points of sale and cash peer-to-peer transfers, which account for the majority of total transactions. It offers in store payments through QR codes, online mobile top-ups and peer-to-peer transfers using only the mobile phone number.

Another initiative aims at finding alternative methods to provide access to loans to small and micro enterprises. Through a fully digital experience, which makes it cost-efficient and scalable, it allows small entrepreneurs to request and, if approved, get a loan disbursed in maximum of four hours. Once these initiatives have scaled up, we integrate them into our operations and digital platform, as have been the cases for the Piggybank and the expedited opening of accounts for small businesses through Cuenta Negocios.

Focus on efficiency and productivity

We will continue to focus on our digital transformation to enhance efficiency through the automation of internal processes and use of technology. Our goal is to be more efficient while utilizing fewer resources in our customer interactions by focusing our efforts on four main areas: (i) becoming paperless, (ii) implementing more independent robot usage which includes artificial intelligence features, (iii) digitalizing end-to-end customer processes and (iv) eliminating low value-added activities.

During 2017, 2018 and 2019, we focused on reducing paper-based processes mainly targeting intensive back- office processes and branch processes. During 2018, we implemented our first 38 robotic process automations at Interbank with the aim of improving customer and operational processing times (in particular for low value- added processes) and reducing operational errors. Likewise, in 2019 we implemented more than 120 robotic process automations at Interbank.

Our focus on profitability has helped us to improve our efficiency ratio from 38.0% in 2016 to 34.3% in 2019, with initiatives spanning from branch and ATM rationalization to increases of sales productivity. We will continue to pursue such initiatives which are bolstered by new digital features and processes.

Provide a scalable platform that our customers can trust with world-class technology

A scalable, flexible, stable and secure technological platform is key to achieve our purpose. We believe that we have deployed the key initial investments necessary to scale our platform and are committed to continue improving by maintaining our current levels of investment.

The first phase of investments from 2015 to 2017 consisted of (i) new mobile and internet banking platforms for retail customers, (ii) a new internet banking platform for commercial customers, (iii) investment in data, (iv) significant investment in our core infrastructure and applications to guarantee the stability and operational efficiency needed to support increasing transactional volumes coming from our digital strategy, including the outsourcing of our data centers, and (v) cybersecurity to safeguard our operations and our customers. See “Item 4. Information on the Company—Business Overview” for further information.

Beginning in 2018, in the second phase we have been increasing our efforts on advanced analytics development, including big data, machine-learning, cloud and real time decisions, by working together with world-class partners to build capabilities to serve our customers throughout the life cycle digitally and to explore new business opportunities. We have bolstered our investments in cybersecurity as we believe it is fundamental to provide a secure platform to be able to continue with our digital transformation.

We have moved from working with 17 agile teams in 2017 to 103 in 2019, allowing us to substantially decrease time-to-market and to develop more innovative ideas. We also have an internal innovation lab working with design thinking methodologies implemented together with the consulting firm IDEO to further accelerate the development of new ideas using new technologies.

Our ongoing focus is based on four main areas of work: (i) development of a new digital platform based on open technologies and APIs, (ii) focus on the high performance and stability of our technological platforms, including cloud services, (iii) new processes for continuous delivery of new developments, and (iv) focus on cybersecurity.

Be a great place to work with a unique culture and strong sense of achievement for new talent

We believe that a motivated workforce leads to high-quality customer service, which leads to satisfied customers and better results. Our commitment to fostering a motivated workforce and performance-based culture is demonstrated by being ranked among the top Peruvian and Latin American companies in all our core segments by the Great Place to Work Institute and recently also in the specific rankings for women and millennials.

In the past years, we have been focusing on changing the way we work to agile methodologies, developing digital and analytical capabilities and changing the mindset of our talent. For this purpose, we have introduced a series of initiatives such as Demo Days, Expo Analytics, Interbank Hackathon, Innovaton, Interbank Datathon, as well as our Innovation Day at the Intercorp Peru level. We have also created training programs including the Agile Academy, Tribk, and the Interbank Tek program.

Interbank, Interseguro and Inteligo will continue their efforts to attract, develop and retain highly qualified personnel and to maintain a performance-based culture that emphasizes teamwork to keep a motivated workforce that delivers high-quality service and strong results.

Banking Segment

Overview

Interbank provides retail and commercial banking services to more than 3.5 million total customers as of December 31, 2019, which includes more than 3.4 million retail customers and approximately 70,000 commercial clients. It is the fourth largest bank in Peru in terms of total assets, total loans and total deposits, with market shares of 12.7%, 12.6% and 13.3%, respectively, as of December 31, 2019 according to the SBS. Interbank is focused on fast-growing and highly profitable retail banking businesses, such as credit card financing, payroll deduction loans to public employees and mortgages, as well as Peruvian corporates and medium-size companies within commercial banking.

Given this focus, 55.4% of Interbank’s gross loans as of December 31, 2019 correspond to retail banking, compared to 36.8% for the Peruvian banking system, according to the SBS. Interbank is the second largest provider of consumer loans, the leading player among private banks in payroll deduction loans to public sector employees, the largest provider of credit card financing and the third largest bank in retail deposits in Peru. As part of its strategy to serve retail banking customers, Interbank has one of the most convenient and extensive retail banking distribution networks in Peru and is currently present in 23 of Peru’s 25 regions. Interbank serves its customers through 256 financial stores, 1,603 ATMs throughout Peru, which is the third largest ATM network nationwide and one of the largest out of branch ATM networks, and more than 3,200 correspondent agents, and a digital platform including a mobile app with 62.7% digital users and 24.8% of 100%-digital customers as of December 31, 2019.

In the commercial banking line of business, which represents 44.6% of Interbank’s gross loans as of December 31, 2019 according to the SBS, Interbank focuses on high margin and fee generating products such as leasing, structured finance, cash management, trade finance and factoring in its commercial lending business. These products and services are attractive not only for the financial margins they offer, but also for the fee income they generate. In addition, these products and services enhance customer loyalty and provide significant cross-selling opportunities.

For the years ended December 31, 2019, 2018 and 2017, Interbank’s net profit was S/1,228.5 million (U.S.$370.7 million), S/1,010.9 million (U.S.$ 305.0 million), and S/893.5 million, respectively. As of December 31, 2019, 2018 and 2017 Interbank had shareholders’ equity of S/6,342.9 billion (U.S.$ 1,914.0 billion), S/5,454.0 billion (U.S.$1,645.7 billion) and S/4,863.4 billion respectively. Interbank’s ROE for the year ended December 31, 2019 was 21.2%, while ROA was 2.4%. However, adjusted ROE and adjusted ROA were 21.3% and 2.4%, respectively (See “Item 3. Key Information—Selected Financial Data—Non-GAAP Financial Measures” for an explanation of the adjustments made in 2019). Interbank’s ROE for the years ended December 31, 2018 and 2017 was 20.2% and 20.1%, respectively, and ROA for the years ended December 31, 2018 and 2017 were 2.2% and 2.1%, respectively.

Business Lines

Interbank has three business lines: (1) retail banking, (2) commercial banking and (3) treasury and institutional.

Retail Banking

Interbank’s retail banking business line provides a variety of financial products and services to individuals including retail loans and retail deposits. Interbank’s retail banking strategy consists of providing the best customer experience through convenient, agile and friendly service. Interbank’s key objectives include increasing its market share in its core products through increasing its share of wallet and cross-selling products to its existing customers. Interbank seeks to meet the financial service needs of Peru’s growing middle class who only recently have had sufficient disposable income to become integrated into the financial system. Interbank believes the retail banking sector presents significant opportunities to continue to grow and sustain high margins, while taking on reasonable risk.

As of December 31, 2019, retail loans represented 55.4% of Interbank’s total loan portfolio outstanding as compared to 36.8% for the Peruvian banking system under SBS GAAP. Furthermore, Interbank’s strategy also seeks to continue capturing low-cost funding through a stable and diversified deposit base. The following charts show Interbank’s and the Peruvian banking system’s retail gross loans breakdown according to the SBS as of December 31, 2019.

Source: SBS.

Retail Loans

Retail loans consist of consumer and mortgage loans. Interbank classifies its consumer loans into two categories: (i) credit cards; and (ii) payroll deduction and other consumer loans.

Consumer Loans

Credit cards. Credit cards represent the second largest portion of Interbank’s consumer loan portfolio in terms of outstanding loans. Interbank offers its retail customers all three major credit cards: VISA, MasterCard and American Express. Interbank has an exclusivity agreement with American Express for its Centurion line of credit cards in Peru. Interbank also offers credit cards with different value propositions catering to each customer segment.

Interbank’s credit card loans had a CAGR of 11.7% between December 31, 2015 and December 31, 2019 and represented a market share of 27.1% as of December 31, 2019. For the year ended December 31, 2019, credit card loans increased by 20.7% as compared to 2018, which in turn had increased by 24.2% as compared to 2017. As of December 31, 2019, credit cards represented 31.3% of Interbank’s retail loan portfolio as compared to 21.9% for the Peruvian banking system, and its past-due loan ratio in credit cards stood at 4.2%. As of December 31, 2018, credit cards represented 30.0% of Interbank’s retail loan portfolio as compared to 22.2% for the Peruvian banking system, and its past-due loan ratio in credit cards stood at 4.1%. Interbank’s past-due loan ratio results from its strategy of targeting customers through enhanced and proprietary credit scores and offering differentiated pricing based on each customer’s risk profile through improved credit scoring and origination models.

Payroll deduction loans. Payroll deduction loans to public sector employees such as police officers, teachers and army employees, Interbank ranks first among private banks in Peru in terms of payroll deduction loans to public sector employees, with a market share of 26.3% as of December 31, 2019 as compared to 25.5% as of December 31, 2018.

The risk of default under payroll deduction loans is lower, particularly because the employer deducts the loan payments from the employee’s salary and makes payments directly to Interbank. Additionally, these payroll deduction loans are legally required to be insured by an insurance company against the death and disability of the borrower. Interseguro provides substantially all of the insurance policies for these loans although customers are free to purchase insurance from other providers.

Personal loans. Personal loans include cash loans, vehicle loans, student loans, express loans and collateralized cash loans. Cash loans are available on Interbank’s website, have a term of up to 60 months and a grace period of up to 2 months. Vehicle loans finance first-time car purchases for up to 100% of the price of the vehicle, have terms of up to 60 months and allow customers to postpone one installment, if required. Student loans finance up to 100% of postgraduate courses, have a term of up to 60 months and a grace period of up to 2 years. Express loans offer up to three loan alternatives to customers, with different terms, interest rates and principal amounts, according to each customer’s needs. Finally, collateralized cash loans allow customers to include savings accounts or real estate as collateral, have a term of up to 60 months and a grace period of up to 2 months.

Mortgage Loans

Interbank offers fixed rate mortgage loans with a typical term of 20 years and a typical down payment of 20% denominated in either U.S. dollars or soles.

Interbank’s mortgage loans outstanding grew at a CAGR of 11.0% between December 31, 2015 and December 31, 2019 compared to a CAGR of 7.4% for the Peruvian banking system in the same period. Between December 31, 2018 and December 31, 2019, Interbank’s growth in mortgage loans outstanding was 12.4%, compared to 8.7% for the Peruvian banking system over the same period. For 2018, Interbank’s growth in mortgage loans outstanding was 11.3% with respect to 2017, as compared to 9.7% for the Peruvian banking system over the same period. For the year ended December 31, 2019, Interbank’s mortgage loan disbursements amounted to approximately S/7,221 million, of which 87.8% were denominated in soles and the remaining 12.2% in U.S. dollars. For 2018, Interbank’s mortgage loan disbursements amounted to approximately S/6,421.9 million, of which 85.9% were denominated in soles and the remaining 14.1% in U.S. dollars.

Interbank also provides residential construction loans to real estate developers. Although these loans are reported within the commercial banking portfolio, they are managed together with retail banking mortgages because of the synergies between the businesses. Financing real estate projects provides Interbank with an opportunity to market mortgage loans to home buyers.

In 2001, the Peruvian government launched the Nuevo Crédito Mivivienda program, a social initiative to promote the construction of low-income housing, of which Interbank is an active participant. As of December 2019, the Mivivienda program had successfully disbursed 148,916 loans, mainly to develop multi- family buildings. The Nuevo Crédito Mivivienda program provides direct funding to match each loan underwritten by banks, as well as credit risk coverage for one-third of any realized loss. Furthermore, the program subsidizes interest rates by rewarding the end customer with direct financial incentives if payments are kept current.

Retail Deposits

Interbank offers a wide range of sol and U.S. dollar denominated transactional, savings and investment accounts through one of the largest distribution networks, as measured by total financial stores, ATMs and correspondent agents. These products satisfy key consumer needs and position Interbank as an attractive financial institution for retail customers.

Transactional accounts

Within retail deposits, Interbank offers transactional accounts with different interest rates, maintenance fees and options for accessing funds.

Cuenta Sueldo is a payroll account into which an employer may deposit an accountholder’s salary on a regular basis. These payroll accounts provide debit cards for employees, as well as monthly interest on account balances and discounts at restaurants and retailers, among other benefits. Interbank offers these payroll account services to employers in conjunction with other commercial banking products, and also markets directly to employees.

Cuenta Simple is used by customers for their everyday banking needs and does not have a maintenance fee. Transactions are free of charge for up to a certain number of monthly transactions through physical channels. In addition, all transactions performed through online banking and other electronic devices are free of charge. This transactional account is of low cost for Interbank as most of the transactions are conducted through electronic channels. Customers are also able to receive incoming wire transfers in this account.

Savings accounts

Interbank offers savings accounts with a variety of interest rates, maintenance charges and options for alternative access channels, such as ATM cards, and free Internet access and mobile access.

Cuenta Millonaria is Interbank’s fastest growing savings accounts, which may be denominated in soles or U.S. dollars. The Cuenta Millonaria account allows accountholders to participate in sweepstakes to win prices such as an appartment and a car.

Cuenta Super Tasa are savings accounts that permit unlimited transactions in electronic channels, carry no monthly maintenance fee and provide additional benefits tailored to the needs of different customer types.

Alcancía Virtual is a digitally-enabled feature of a transactional or payroll account in either soles or U.S. Dollars, which encourages our customers to save. This virtual piggy bank allows customers to easily transfer or “swipe” certain amounts from other accounts to their piggy bank. The funds allocated to the piggy bank are not subject to maintenance fees and benefit from higher rates than those applied to the associated transactional account. Amounts in customers’ piggy bank do not show as funds available for ATM withdrawals or for debit card purchases. As such, money deposited in piggy bank accounts improve Interbank’s funding base. Customers retain full flexibility to transfer any funds in their piggy bank account to their transactional accounts through mobile banking or online banking.

Investment accounts

Interbank offers time deposits, certificates of deposit (CDs) and compensation for service time accounts (“CTS”, by its Spanish acronym) accounts denominated in soles and U.S. dollars, to customers who may or may not have a checking or savings account with Interbank.

Interbank offers time deposits and CDs, with maturities ranging from 31 days to 10 years. Time deposits with maturities of 31 days or more may be opened with a minimum initial balance of S/2,000 or U.S.$1,000. Time deposits with maturities ranging from one year to 10 years are only offered in soles and can be opened with a minimum initial balance of S/50,000.

CTS accounts are severance accounts that employers must open for the benefit of their employees pursuant to Peruvian law. Employers must deposit into these accounts twice a year (in May and November) an amount equal to one half of an employee’s month salary. Employees may withdraw from their CTS account any amount exceeding the sum of such employee’s four months’ salary calculated based on the most recent monthly salary.

Commercial Banking

Interbank’s commercial banking business line primarily target Peruvian corporations and medium-size companies. The commercial banking unit has three business units: (1) corporate; (2) medium-size business and (3) small business.

Interbank markets its cash management services, including payroll services, collection and account payments, to commercial clients that provide it with opportunities to cross-sell retail products. As of December 31, 2019, Interbank was the fourth largest bank in terms of commercial loans outstanding, with a total commercial loan portfolio amounting to S/16.1 billion, representing a 8.9% market share, while its past-due loan ratio stood at 1.7%, the lowest among the largest four banks in Peru. Other traditional products offered to Interbank’s commercial clients include working capital loans and letters of credit.

The following charts show Interbank’s and the Peruvian banking system’s commercial gross loans breakdown according to the SBS as of December 31, 2019:

Source: SBS.

According to the SBS, in general terms, corporate loans are loans offered to companies with annual sales exceeding S/200.0 million in the previous two years; large loans are offered to companies with annual sales between S/20.0 million and S/200.0 million in the previous two years, medium loans are offered to companies with a total debt in the Peruvian financial system above S/300,000 in the last six months that cannot be classified as corporate or large companies; small size loans are offered to companies with a total debt in the Peruvian financial system between S/20,000 and S/300,000 in the last six months; micro-company loans are offered to companies with total debt in the Peruvian financial system no higher than S/20,000 in the last six months.

Corporate Banking

Interbank’s corporate banking unit is primarily responsible for providing services to companies with annual sales exceeding S/100.0 million or are part of a large economic group. Interbank’s corporate banking unit provides investment banking, structured finance and other sophisticated banking products to meet the needs of its target clients. Furthermore, Interbank focuses on developing a relationship with each client and promoting fee-related and low-risk products, such as letters of credit, collections, transfers and foreign exchange services, tailored to meet the particular requirements of each client.

Medium-Size Business Banking

Interbank’s medium-size business banking unit offers many of the same products as those of the corporate banking unit mainly to medium-size enterprises with annual sales between S/3.0 million and S/100.0 million. The unit primarily provides Interbank’s clients with working capital loans secured by accounts receivable and other products, including financing for medium and long-term investment programs. Medium-size businesses also constitute an important source of deposits.

Medium-size enterprises in Peru generally do not have access to financing through local or international capital markets or to term loans from foreign banks. Interbank expects to capitalize on the significant growth opportunities in this sector and to profit from the margins that it offers when taking into account the reasonable degree of risk involved. We believe that this sector will continue to grow along with the Peruvian economy. In this sector, financial entities are the main competitors of banks.

Small Business Banking

Interbank’s small business banking unit serves companies with annual sales between S/500,000 and S/3.0 million. Interbank offers working capital loans, fixed asset financing, revolving lines of credit and transactional accounts to small businesses. Interbank has invested in building an experienced team and developing a strong IT platform, with online and automated processes to better serve these customers.

Main Commercial Banking Products

Medium-Term Loans. Interbank offers Term Loans, which are loans with tenors over 1 year and with average duration of 3.2 years. These loans are usually collateralized with mortgages and/or other assets in order to secure the credit facility. Furthermore, Interbank earns structuring fees from these transactions.

Leasing. Interbank provides financial leasing including commercial real estate, vehicles, machinery and other goods. At the end of the term of a leasing agreement, the customer has the option to purchase the leased assets. According to the SBS, as of December 31, 2019, Interbank’s market share was 8.7% by gross loans. Leasing products generate high margins and present lower credit risk compared to other financial products.

In recent years, the growth in Interbank’s leasing business has been driven by economic growth and related private sector investments. We expect this trend to continue in the future. Furthermore, Interbank is actively pursuing leasing and financing opportunities for machinery and equipment to grow its leasing business.

Cuenta Negocios is a 100% digital current account for businesses. Upon certain brief procedures and control checks, the account is opened for customers’ use. The process lasts about an hour and is completely paperless. Customers may request to open a Cuenta Negocios from 9:00 a.m. to 6:00 p.m., Monday through Friday. Account statements are sent to clients by email and are also made available through internet banking. The business account is associated with a maintenance plan that may be digital (free of charge) or transactional (subject to a fee), and that is mainly related to the different channels that clients can use to perform transactions.

Cash management. Interbank offers products and services that strengthen its relationship with clients, build loyalty and reduce costs by using electronic channels and by increasing fee income. Services managed by this unit include collection services (automated trade bill collection), automated payments (payroll and payments to suppliers) and digital banking and cash management. Interbank earns fees from cash management services by charging its clients a fixed fee and a variable fee based on the volume and frequency of the transactions.

Trade finance. Interbank provides short-term loans for trade, funded with internal resources or with credit lines from foreign banks. In addition, the trade finance unit offers medium-term credit lines using funds granted by international commercial banks and foreign governmental institutions. The trade finance unit also earns fees by providing customers with letters of credit, international collection and foreign exchange services. According to the SBS, as of December 31, 2019, Interbank had a market share of 13.5% in the trade finance business.

Interbank intends to take advantage of the growing importance of China in Peru’s foreign trade by facilitating trade and investment with both countries. In 2007, Interbank established a Commercial Representative Office in China in order to provide financial services to Peruvian and Chinese companies wishing to trade in either markets.

Factoring. Through its electronic factoring product, customers are able to send their invoices to Interbank on a continuous basis up to a certain credit limit and borrow against these invoices. Once the customer reaches this limit and no additional receivables are generated, the customer stops receiving advances from Interbank.

Treasury and Institutional

The main activities of Interbank’s treasury and institutional business line include treasury and institutional banking, as well as securitization services through Internacional de Titulos Sociedad Titulizadora S.A. (“Intertítulos”).

Treasury

Interbank is an active participant in the money and foreign exchange trading markets in Peru. Its money market desk plays an active role in the sol and foreign currency short-term money markets. In addition, the money market desk participates in the auction of certificates of deposit issued by the Central Reserve Bank of Peru. Interbank’s proprietary trading activities focus on foreign exchange trading and short-term investments in securities, which primarily include certificates of deposit of the Central Reserve Bank of Peru, Peruvian global bonds and sovereign debt instruments.

Institutional Banking

Interbank’s institutional banking unit serves primarily non-profit public and private organizations, international entities, educational institutions and nongovernmental organizations. As of December 31, 2019, the institutional banking unit had more than 731 clients and S/7.4 billion in deposits, accounting for 20.8% of Interbank’s total deposits.

The institutional banking unit is strategically important to Interbank as it provides Interbank with a stable and low cost deposit base, as well as opportunities for fee income generation. The clients for the institutional banking unit require mainly transactional products, such as remote office banking, collection services, automated payroll payment services and investment management. Interbank’s strategy is focused on building customer loyalty with these clients by offering customized services at competitive rates and by providing high-quality customer service.

Securitization Services

In addition, Interbank provides securitization services through its wholly-owned subsidiary, Intertítulos, which is regulated by the SMV. Intertítulos, acting as a trustee, enables its clients to issue securities in order to obtain funds directly from financial markets.

Distribution Channels

Interbank has built and developed one of the best omni-channel platforms that combine physical and digital presence, serving over 3.5 million customers as well as non-customers across Peru.

In terms of physical presence, Interbank has developed a highly convenient network. As of December 31, 2019, Interbank had 256 financial stores and operated 1,603 ATMs, the third-largest ATM network in Peru. Interbank has the largest number of financial stores within retail locations in Peru, with formats that open Monday to Sunday from 9 a.m. to 9 p.m. and it holds the largest out-of-branch ATM network, under our Global Net brand. Moreover, with the intention of offering greater convenience as well as providing underserved customers with greater access to financial services, Interbank operates a network of over 3,241 correspondent agents as of December 31, 2019, known as Interbank Agente.

In terms of online channels, Interbank provides any customer or non-customer with the option to have a completely digital experience with the bank; from acquisition to onboarding and use of its financial products. Its public website, www.interbank.com.pe, has a strong commercial focus and manages the bank’s digital acquisition of new customers. Its online banking and mobile application give customers immediate access to its day-to-day transactions and after-sales services and uses those interactions to capture cross-sell opportunities. Furthermore, Interbank has developed other channels that serve specific segments or customer needs. For example, a separate website, www.interbankbenefit.pe, serves customers under the Interbank Benefit loyalty program, and “Cuenta Sueldo” is a mobile application for payroll account customers that gives access to discounts and benefits.

The following table shows the number of monetary transactions of each distribution channel:

Number of transactions in December, in millions	2015	2016	2017	2018	2019	CAGR 2015-2019
Financial stores	3.0	3.0	2.7	2.6	2.7	3.1%
Off-branch	8.4	9.2	10.0	11.3	14.4	14.5%
ATMs	6.1	6.2	6.3	6.7	6.5	1.8%
Correspondent agents	1.6	1.9	2.0	2.0	2.8	14.7%
Mobile banking	0.5	0.9	1.6	2.4	4.9	77.9%
Other	0.2	0.2	0.2	0.1	0.1	-5.8%

Total	11.4	12.2	12.7	13.9	17.0	10.6%

The following table shows the percentage of use of each distribution channel, reflecting a transition from the use of traditional channels (branches, ATMs and correspondent agents) to mobile banking:

As of December, Percentage of total

	In December,
	2015	2016	2017	2018	2019
Financial stores	26.7%	24.5%	21.4%	18.7%	15.7%
Off-branch	73.3%	75.5%	78.6%	81.3%	84.3%
ATMs	53.3%	51.3%	49.5%	48.4%	38.4%
Correspondent agents	14.2%	15.2%	15.6%	14.5%	16.5%
Mobile banking	4.3%	7.7%	12.3%	17.4%	28.6%
Other	1.5%	1.3%	1.2%	1.0%	0.8%

Total general	100%	100%	100%	100%	100%

Financial Stores

As of December 31, 2019, Interbank had 256 financial stores in Peru. After peaking at 290 financial stores in 2016, the number of financial stores decreased mainly due to the success in transferring basic transactions from the stores to more efficient channels, the education of customers in the use of online banking and mobile applications, and process improvements. However, Interbank maintains the fourth largest network of financial stores among Peruvian banks, covering 23 of Peru’s 25 regions. A large number of the financial stores are located in convenient, high traffic areas, such as supermarkets and shopping malls, to maximize client coverage. Interbank has 45 financial stores that are open every day from 9:00 am to 9:00 pm.

In May 2013, Interbank introduced “Imagine” financial stores, a concept jointly developed with IDEO, a design and innovation consulting firm. “Imagine” fosters a more pleasant and inviting environment to Interbank’s customers and is designed to educate customers on the use of electronic channels in order to migrate low value transactions to more efficient channels, while continuing to capture new customers and exploit cross- selling opportunities. Imagine has set new service standards in the industry and many of its elements have been adopted by Interbank’s main competitors.

To further strengthen the “Imagine” model, since 2016 Interbank introduced the role of digital education in its stores, offering new and existing customers an assisted onboarding process onto its digital channels. In 2019, 17.6% of new digital users utilized the onboarding process offered at its stores.

The following chart illustrates Interbank’s financial stores evolution according to the SBS.

ATMs

Interbank’s strategy is to offer its customers increased convenience and as of December 31, 2019, had the third largest ATM network in Peru with more than 1,600 ATMs located across Peru. Although this number represents a reduction from the 2,324 ATMs in 2015, the streamlining of the network has allowed Interbank to relocate ATMs to higher convenience locations as well as invest in renewing and upgrading its equipment, while monetary transactions kept growing year-over-year in this channel. The reduction of the network in 2019, responds to Interbank’s decision to discontinue the operation of 359 coin-dispensing ATMs, migrating those transactions to more efficient channels like regular ATMs or correspondent agents.

Approximately 73% of Interbank’s ATMs are located away from its financial stores in high foot traffic areas like shopping malls, supermarket and airports. These 1,169 ATMs make up one of the largest out-of-branch networks in Peru, as reported by ASBANC. The ATM channel is the largest channel in terms of monetary transactions, with a 38.4% share and has advanced features, including cardless withdrawals, the ability to receive cash and check deposits, bill and credit card payments in cash, as well as disburse payroll advances, pre-approved cash loans or sell insurance products. To offer this increased convenience in an efficient way, Interbank operates under the Global Net brand which is also a business line that provides ATM services to 42% of the financial institutions in Peru and acquires ATM transactions for all major global brands, including Visa, MasterCard, American Express, JCB, Union Pay, Diners and Discovery.

The following chart illustrates the evolution in number of Interbank’s ATMs according to ASBANC.

Correspondent Agents

This channel operates under the Interbank Agente brand and consists of providing traditional merchants, for example bodegas and internet cafés, with low-cost electronic terminals that allow customers to perform basic cash-based transactions, such as withdrawals, deposits and payment of utility bills. Interbank expanded its network from 2,506 in December 31, 2018 to over 3,200 in December 31, 2019. Over the same period, the expanded network and the focus in migrating low value cash-based transactions from stores to more efficient channels, contributed to an increase in transactions in this channel, from 2.0 million to 2.8 million.

The following chart illustrates the evolution of Interbank’s Correspondent Agents according to ASBANC and Interbank’s information.

Mobile Banking

Interbank has developed a robust digital ecosystem that allows its customers to have a complete digital experience with the bank for all their financial needs. Its aim is to provide a journey which does not require physical contact, whether visiting a branch or contacting by telephone, with the bank unless the customer chooses to contact Interbank. Interbank offers digital banking to its new and existing customers through its website, www.interbank.com.pe, and its mobile applications. As of December 31, 2019, Interbank had more than 1.2 million monthly active users and registered over 4.9 million monetary transactions and 61.8 million non-monetary transactions. Its mobile application was the highest rated in the Google Play Store among the largest banks in Peru. Apart from the public website and mobile banking channels, Interbank has also developed digital solutions that address specific customer segments or needs such as, Interbank Benefit loyalty program, Cuenta Sueldo APP discounts and benefit mobile application for payroll account customers. In addition, in 2019, Interbank introduced Crédito por Convenio APP which services our public sector payroll deduction loan customers.

Interbank’s public website provides general information about the bank and its products and services, and has a commercial orientation program that allows non-customers to acquire credit cards or open a savings or transactional account. In 2019, Interbank also introduced the ability to request a personal loan through its website.

Interbank’s mobile banking is available to existing customers and its services include: (i) transactions: account balance and transaction inquiries, personal financial management tools, transfers between accounts, credit card, bills and loan payments, mutual funds investments and cardless ATM withdrawal requests; (ii) after-sales services: lock your card, enable or disable card usage online or abroad and divide card transactions into installments; and (iii) product cross-sell: credit cards, credit card line extension, pre-approved loans, savings accounts and insurance products. As of December 31, 2019, 81.5% of Interbank’s transactions, 56.8% of the after-sales services and 66.7% of Interbank’s products were available online. Furthermore, as part of its strategy to enhance the digital experience and incentivize its customers to migrate to digital channels, Interbank has services that are exclusively offered in digital channels, such as access to the loyalty program “Interbank Benefit”, the digital savings account “Piggy Bank” and the personal financial management tool “Smart”.

Increased monthly usage of digital solutions among customers is key to Interbank’s strategy as mobile banking customers interact monthly more than eight times the amount that branch customers do, have lower transactional costs and have a better net promoter score and churn indicators as of December 31, 2019. Furthermore, in December 2019, 62.7% of our retail customers that interacted with the bank through any channel were digital customers, that is, customers that also access Interbank’s services though internet and mobile banking, while monetary transactions in this channel grew by 102% from December 31, 2018 to December 31, 2019.

Other Channels

Inbound Call Center

Interbank offers its customers telephone banking services 24 hours a day, seven days a week. Through telephone banking, Interbank’s customers can obtain balance information, make credit card payments, transfer money between accounts and pay their utilities, insurance, tuition and cellular phone bills.

Interbank has a state-of-the-art call center, which managed an average of 436,989 calls per month in 2019, answering inquiries from clients, offering assistance and information, and selling new products to customers.

Outbound Call Center

Interbank has a dedicated telephone sales force of 391 employees as of December 31, 2019, which primarily sells credit cards and some other retail products. The dedicated sales force is a key resource for customer acquisition and for our cross-selling campaigns.

Information Technology Unit

Interbank continuously invests in new technology and the maintenance of its existing equipment and infrastructure in order to improve its value proposition to its customers, increase its efficiency and support business growth. The Information Technology Unit focuses on assuring 24-hour channel availability, enhancing the timeliness of data processing, guaranteeing data protection and anti-fraud security, updating and maintaining hardware platforms and software systems, developing contingency plans and implementing technology projects. Interbank’s IT system also processes credit card, personal and commercial loans, and electronic transactions.

In order to comply with business and regulatory requirements, Interbank has strengthened its IT governance model incorporating best practices for IT quality assurance, risk evaluation, projects management and focused responsibilities for teams operating the technology and teams developing new solutions. It has also fortified its business continuity program through increased redundancy programs and upgraded hardware and software components. This model includes establishing operating partnerships with various leading word-class IT vendors.

Interbank has also made significant investments to upgrade its data centers and central technology platforms. These platforms provide a stable and secure environment for Interbank’s operations, a better understanding of cost drivers, and improve its processes.

As part of its cybersecurity strategy, Interbank continued to strengthen the level of maturity of its cybersecurity capabilities, processes and tools, based on the cybersecurity framework of the National Institute of Standards and Technology. In 2019, Interbank defined a roadmap that will be developed in 2020 and the coming years, focusing on the development of cybersecurity capabilities for the implementation of a cloud information system, the design, code review and testing phases of software development to increase security assurance, as well as the intelligence for threat detection and response.

Interbank’s IT strategy is focused on dedicating more resources to projects that add more value to the customer. Interbank invests in core applications with the aim of keeping applications current while more effort and resources are invested in the digitalization and transformation of processes and channels in order to provide a 100% digital experience to internal and external customers.

A high percentage of IT investment is aimed at deepening the understanding of the customer to achieve service that exceed their expectations, providing solutions to their problems and enabling a selling platform with contextual and real time offerings. To provide this, Interbank IT Unit fully utilizes the new technologies that allow the flexibility, scalability and availability required to fulfill customer demands. APIs, micro services and multicloud environments have been implemented since 2018 to reach these objectives. A close relationship with fintechs also helps Interbank to leverage some capabilities and creates opportunities to learn about the way to approach different solutions. An important fact to consider is the transformation of the working model from a waterfall scheme to an agile framework, based on new processes, tools and cultural changes. Today, all IT teams work following this framework.

Insurance Segment

Overview

Interseguro is an insurance company that caters to Peru’s growing middle class. Interseguro is focused on annuities, the fastest growing insurance market segment in Peru, which is driven by the sale of annuities to individuals reaching retirement age in the Peruvian private pension system. Interseguro has been the leader in the Peruvian annuities (excluding private annuities) segment since 2010, with market shares in terms of premiums of 28.9% and 30.2% for the years ended December 31, 2019 and 2018, respectively. For the four-year period ended December 31, 2019, Interseguro’s ROE averaged 28.2% compared to 16.0% for the Peruvian insurance industry. For the year ended December 31, 2019, Interseguro’s premiums (excluding disability and survivorship gross premiums) increased 6.6% as compared to 2018, according to the SBS. For the year ended December 31, 2018, Interseguro’s premiums increased 50.6% compared to 2017 (mainly driven by the acquisition of Seguros Sura), compared to the industry’s 13.6% increase, according to the SBS. Interseguro intends to leverage its leading position in annuities, as well as Intercorp Peru’s and Interbank’s retail distribution capacity, to continue capturing growth opportunities in the insurance industry. In addition, Interseguro expects to continue developing new products to satisfy increasing demand for insurance products by middle class families in Peru.

The growth of annuities is expected to accelerate as the number of Peruvian private pension system affiliates and the Peruvian salaries average increases. From 2009 to 2019, the growth of Peruvian private pension system affiliates was 66.6%, according to the SBS, and the annual average growth of Peruvian salaries from 2008 and 2019 was 4.6%, according to INEI. In Peru, employees may choose to accumulate their mandatory retirement contribution in the public or the private pension system. Under the mandatory private pension system, a retiree has the option of converting the capital accumulated in a personal account maintained with an AFP into an annuity offered by a life insurance company, such as Interseguro. In addition to retirement annuities, Interseguro also offers disability annuities to members of the Peruvian private pension system who have been declared permanently or partially disabled. Moreover, Interseguro offers survivorship annuities to beneficiaries of deceased members of the system. Once an annuity client chooses an insurance company, the decision is irrevocable. Besides private pension system annuities, Interseguro offers private annuities, a product that was launched in 2016 and that is sold to any owner of private funds and is not restricted to members of the system and their accumulated capital. This product is aimed at retirees that choose to withdraw the 95.5% of their pension funds and are looking for an option to capitalize such funds.

Interseguro also offers traditional life insurance products, as well as low-cost premium retail insurance products, including credit life, mandatory traffic accident insurance (“SOAT”), credit card protection insurance, among others, mainly sold through Interbank and Intercorp Peru’s complementary channels, such as Intercorp Retail’s points of sale (Plaza Vea and Oechsle), and Interseguro’s own network of 33 specialized insurance agents located throughout Peru. Interseguro’s life and retail insurance business lines have grown significantly over the last five years. As of December 31, 2019, Interseguro was the fifth largest consolidated insurance company and the third largest life insurance company in Peru in terms of premiums. In addition, in terms of the size of its portfolio, Interseguro was the largest life insurance company in Peru as of December 31, 2019.

For the years ended December 31, 2019, 2018 and 2017, Interseguro’s net profit was profit of S/130.4 million (U.S.$39.3 million), loss of S/61.5 million (U.S.$18.6 million) and profit of S/40.0 million (U.S.$12.1 million), respectively. As of December 31, 2019, 2018 and 2017 Interseguro had shareholders’ equity of S/973.9 million (U.S.$293.9 million), S/777.1 million (U.S.$234.5 million) and S/679.3 million (U.S.$205.0 million), respectively. Interseguro’s ROE for the year ended December 31, 2019 was 14.2% while ROA was 1.0%. Interseguro’s ROE for the year ended December 31, 2018 and 2017 was 9.4% (excluding one-time adjustment of S/ 144.8 million in 2018 as a result of the full adoption of new mortality tables) and 7.0%, respectively, and ROA for the years ended December 31, 2018 and 2017 were 0.7% and 0.5%, respectively.

For 2019, Interseguro’s net profit under SBS GAAP was S/435.9 million. The increase in our insurance segment’s net profit for the year ended December 31, 2019 as compared to 2018 was primarily a result of a S/96.1 million increase in the investment income for the period, mainly due to higher gains on real estate investments. According to SBS, as of December 31, 2019, Interseguro had shareholders’ equity of S/1,531 million as compared to S/1,158 for 2018. Interseguro’s ROE for the year ended December 31, 2019 was 31.9%, also under SBS GAAP. Interseguro’s ROE for the year ended December 31, 2018 was 32.4%. According to the SBS, for the year ended December 31, 2019, Interseguro was the most profitable insurance company by ROE, when compared to the five other largest insurance companies in Peru.

Seguros Sura’s Overview

Seguros Sura, previously called Invita Seguros de Vida, was established in May 2000 and belonged to Grupo de Inversiones Suramericana S.A., an organization with significant experience in strategic investments in banking, insurance, pension, savings and investments sectors.

It was one of the leading insurance companies in Peru focused on annuities and individual life business. According to the SBS, for the period ended December 31, 2016, Seguros Sura was the fourth largest company by assets, when compared to the other five largest insurance companies in Peru, including Sura.

For 2016, Sura was the third largest company in the annuities and individual life segment in Peru with a 17.4% and a 10.4% market share by premiums, respectively.

Interseguro acquired Seguros Sura in November 2017 and merged with Interseguros in March 2018. As a result, Seguros Sura’s results of operations are now reflected in Interseguros’ results. For more information on the impact of this acquisition, see “Item 5. Operating and Financial Review and Prospects —A. Operating Results —Factors Affecting Our Results of Operations —Impact of Acquisition of Seguros Sura.”

Interseguro’s Business Lines

Interseguro has three business lines: (1) annuities, (2) retail insurance and (3) individual life.

The following chart shows Interseguro’s and the Peruvian insurance system’s breakdown by life insurance premiums plus collections according to the SBS as of December 31, 2019:

Interseguro

Source: SBS.

Insurance system

Source: SBS.

The following chart shows Interseguro’s gross premiums and collections, according to SBS for the periods indicated:

Gross Premiums and collections (S/ in Millions)

Source: SBS.

(1)	Excluding gross premiums from disability and survivorship.

Annuities

An annuity is a type of insurance policy that, in exchange for an initial lump sum payment, provides regular monthly payments. Interseguro offers three types of annuities: Soles, U.S. dollars and soles indexed to CPI, adjusted by 2% per year.

There are two groups of annuities: (i) Regular Retirement Annuities are the annuities sold under the Peruvian private pension system, and (ii) Private Annuities which include the Renta Privada product. In Peru, employees may choose to deposit their cumulative contributions in the public or the private pension system. Under the private pension system, upon retirement, a retiree has the option of converting the capital accumulated into a personal account maintained with an AFP, collecting 95.5% of their accumulated capital or converting the capital into an annuity offered by an insurance company, such as Interseguro.

In 2016, following the enactment of law No. 30425, retirees are allowed to withdraw up to 95.5% of their accumulated capital in cash upon retirement. As a result, there was a significant reduction of annuities sold by Peruvian insurance companies, including Interseguro. In order to maintain the leadership in annuities, Interseguro launched Private Annuities. This product allows retirees to receive a fixed income either for life or temporarily. Interseguro was the first insurance company to introduce this type of product to the market in response to the new law. As of the date of this Annual Report on Form 20-F, most of the clients of Private Annuities and their funds originate from retirees that choose to withdraw the 95.5% of their pension funds.

In addition to Regular Retirement Annuities and Private Annuities, Interseguro also offers disability annuities to members of the Peruvian private pension system who have been declared permanently or partially disabled before reaching retirement age and thus unable to access a sufficient pension and survivorship annuities for beneficiaries of deceased members of the system.

The following table shows Interseguro’s Annuity Gross Premiums by type from 2015-2019:

Annuities Gross Premiums

Source: Company information.

Interseguro’s annuities products include:

Regular Retirement Annuities

Retirement. The retirement annuity product is directed to members of the Peruvian private pension system who are 65 years of age or older and retiring. This product represented 0.5% of annuities sold by Interseguro for the year ended December 31, 2019 as compared to 0.9% and 4.2% for the years ended December 31, 2018 and 2017, respectively.

Early Retirement. The early retirement product was offered to members of the Peruvian private pension system who are not yet 65 years of age, but who are permitted to have access to their Peruvian private pension system accounts if the savings in such accounts allow for a pension of at least 40% of the average last 120 months’ compensation. The early retirement annuity products represented 0.1% of annuities sold by Interseguro for the year ended December 31, 2019 as compared to 0.1% and 0.2% for the years ended December 31, 2018 and 2017, respectively. Peruvian law was modified and since May, 2019, in order to access this product, men must be at least 55 years old and women 50 years old. This change is intended to fill a loophole in the law that allowed affiliates to deliberately increase their funds with additional deposits, in order to access early retirement and withdraw 95.5% of their total pension funds, regardless of age. This modification closed the loophole should positively impact the annuities market slightly, as it helps in retaining affiliates in the private pension system for longer.

Special Early Retirement. The special early retirement product was offered until December 2018 to members of the Peruvian private pension system who are 55 years of age or older and male, or 50 years of age or older and female, and are retiring and have not been contributing to the Peruvian private pension system for at least 12 months. Since May, 2019, the Peruvian law established that this regime is permanent and in order to access this product, if a retiree receives income during the period in which they have not been contributing, total income must be less than or equal to 7 UIT (Unidad Impositiva Tributaria).

This product is more flexible than the standard early retirement annuity product. The special early retirement annuity products accounted for 0.2% of annuities sold by Interseguro for the year ended December 31, 2019 as compared to 0.7% and 2.0% for the years ended December 31, 2018 and 2017, respectively.

Private Annuities

Private Annuities. The Private Annuities product was launched in 2016 allowing the recovery of Interseguro’s premiums and collections from the effects of the law No. 30425, enacted in 2016. This product can be sold to any owner of private funds and is not restricted to members of the system and their accumulated capital. The annuity can have any duration and the lump sum invested can be partially or totally repaid at the end of the annuity, if it has one. As of the date of this Annual Report on Form 20-F, most of the clients and their funds come from retirees that chose to withdraw 95.5% of their accumulated capital. Private Annuities represented 38.2% of annuities sold by Interseguro for the year ended December 31, 2019 as compared to 29.1% and 33.1% for the years ended December 31, 2018 and 2017, respectively.

Disability and Survivorship Annuities

Disability and Survivorship. Under Peruvian law there is a mandatory insurance coverage for all members of the pension system paid monthly in addition to their contribution. In case a member has been declared permanently or partially disabled, or deceased while having legal beneficiaries, this insurance completes the accumulated capital as if the individual had worked until retirement age, allowing a better pension when applying for the retirement. While this insurance is not an annuity, it is closely related to the one we describe next. Disability and survivorship represented 2.6% of annuities sold by Interseguro for the year ended December 31, 2019 as compared to 26.8% and 9.4% for the years ended December 31, 2018 and 2017, respectively. The growth is explained in part by the acquisition of Seguros Sura.

The SBS conducts a Dutch auction every two years inviting insurance companies to bid to determine which insurance company will be the provider for this insurance in a two year period. Interseguro was successful in the 2015 auction, and as a result of the merger with Seguros Sura, they were also a provider for 2017. Interseguro participated in the 2019-2020 year auction but were not successful; they expect to bid again at the next auction. Although this will represent a decrease in gross premiums in the following years, Interseguro ceded almost 100% of disability and survivorship gross premiums; therefore the effect on net profit is minimal.

Disability and Survivorship Annuities. The disability and survivorship product is offered to members of the Peruvian private pension system who have been declared permanently or partially disabled and to beneficiaries of deceased members of the Peruvian private pension system. This annuity is offered in conjunction with the disability and survivorship mandatory insurance. Disability and survivorship annuity products accounted for 58.3% annuities sold by Interseguro for the year period ended December 31, 2019 as compared to 42.4% and 51.1% for the years ended December 31, 2018 and 2017, respectively.

All retirement annuities sold under the Peruvian private pension system offer monthly payments for the life of the policyholder and thus the initial lump sum is never recovered. A retiree’s joint choice of an insurance company, currency denomination and retirement modality is irrevocable.

Product differentiation is limited in the Peruvian annuities sector, as product features are regulated by the SBS. The market position of each insurance company is driven instead by its sales strategy and quality of service. Interseguro’s sales strategy, consisting of providing ongoing sales force training, and implementing innovative control and management mechanisms, has permitted Interseguro to be the market leader in the annuities sector over the past four years, with an increasing advantage over the second largest market participant.

For the year ended December 31, 2019, Interseguro’s market share by annuity premiums (including Private Annuities and excluding Previsional Insurance) was 23.7%, nearly 260 basis points higher than its next competitor’s market share.

Retail Insurance

Interseguro offers simple, low-cost premium products targeted to middle class families and sold mainly through Interbank financial stores, as well as channels owned by Intercorp Peru, including Intercorp Retail points of sale (Plaza Vea and Oechsle) and digital channels. In 2016, Interseguro expanded its retail insurance portfolio with an online sale for the launch of the digital SOAT and in 2018, with travel insurance and vehicle insurance.

Interseguro offers the following retail insurance products:

Credit Life Insurance. The credit life insurance product protects against death or disability of the insured and is designed to pay the debt owed by a customer to the financial institution. This product is available for mortgages, credit cards and personal loans. Credit life insurance represented 56.8% of total retail insurance premiums assumed by Interseguro for the year ended December 31, 2019 as compared to 52.4% and 61.2% for the years ended December 31, 2018 and 2017, respectively.

Debit and Credit Card Protection Insurance. The debit and credit card protection insurance product protects the insured against financial loss, medical expenses for hospitalization or accidental death as a result of theft, assault and abduction. Debit and credit card protection insurance represented 8.9% of total retail insurance premiums assumed by Interseguro for the year ended December 31, 2019 as compared to 15.7% and 12.7% for the years ended December 31, 2018 and 2017, respectively.

SOAT (Seguro Obligatorio de Accidentes de Tránsito). The SOAT product protects against the risk of death or injury to occupants and third parties involved in an automobile accident. The SOAT product is mandatory and coverage is limited to cover personal injury, excluding any physical damage to the vehicle. The SOAT product accounted for 17.0% of total retail insurance premiums assumed by Interseguro for the year ended December 31, 2019 as compared to 16.2% and 15.0% for the years ended December 31, 2018 and 2017, respectively.

Vehicle Insurance. The vehicle insurance coverage includes damage to vehicles due to traffic accidents, total loss, theft, fire, nature risks, strikes or vandalism and civil liability for occupants and third parties. Occupants’ damages such as permanent disability, healing expenses, funeral expenses and death are also covered. In addition, this insurance includes replacement drivers, cranes and mechanical assistance, among others. Vehicle Insurance represented 1.6% and 0.1% of total retail insurance premiums assumed by Interseguro for the year ended December 31, 2019 and the year ended December 31, 2018, respectively.

Loan Protection Insurance. The loan protection insurance covers a specific number of payments of a loan in case the insured loses his job. Loan protection insurance accounted for 12.5% of total retail insurance premiums assumed by Interseguro for the year ended December 31, 2019 as compared to 12.2% and 7.5% for the years ended December 31, 2018 and 2017, respectively.

Extended Warranty. The extended warranty product extends the product’s original warranty period by about 12–24 months. Extended warranty product accounted for 0.5% of total retail insurance premiums assumed by Interseguro for the year ended December 31, 2019 as compared to 0.7% and 0.8% for the years ended December 31, 2018 and 2017, respectively.

Others. The other products category protects against personal accidents. Other products accounted for 2.6% of total retail insurance premiums assumed by Interseguro for the year ended December 31, 2019 as compared to 2.7% and 2.8% for the years ended December 31, 2018 and 2017, respectively.

Individual Life

Although the individual life insurance market remains relatively small in Peru, the market has grown at a CAGR of 17.9% between December 31, 2015 and December 31, 2019. For the year ended December 31, 2019, the growth of the individual life insurance market was 11.8% as compared to 2018. Peru’s economic expansion of the middle class is expected to continue driving growth of individual life products.

Interseguro offers a variety of individual life insurance products, providing a wide range of coverage for the length of a policyholder’s life. Most of Interseguro’s products also provide savings features.

Interseguro’s strategy in individual life insurance consists in adapting its products to the emerging Peruvian middle class, developing a highly trained sales force and achieving high standards of sales efficiency. For the year ended December 31, 2019, Interseguro positioned itself as the fourth largest participant in the individual life insurance market, with a 10.3% market share by premiums.

Sales Force

Interseguro markets its annuities and individual life insurance products through its own dedicated sales force both in Lima and across Peru’s provinces, without a third-party intermediary.

In annuities, Interseguro employed 113 agents, 69 in Lima and 44 outside of Lima as of December 31, 2019. Each salesperson receives continuous training through a multiple-level program, which includes training in macroeconomic background, financial statement analysis, investment policy, marketing techniques and time management. In addition, Interseguro’s annuity sales agents specialize in the sale of different types of annuity products. As a result, Interseguro’s sales force is trained to satisfy each customer’s needs.

In life insurance, Interseguro employed 233 agents, 173 in Lima and 60 outside of Lima, as of December 31, 2019. In addition, Interseguro employs servicing agents with the aim of servicing existing life insurance policies. We believe that constant training develops effective sales techniques and the skills to assess customer needs, which we believe is one of Interseguro’s critical competitive advantages. Interseguro has a specialized team focused on setting a training curriculum for each sales person in the first three years with the company as well as in assigning a mentor to each new recruit.

As of December 31, 2019, Interseguro employed 33 SOAT sales agents in Lima. Interseguro also works with three brokers nationwide to offer SOAT. Interseguro also works with insurance brokers to sell SOAT to increase coverage in Peru with limited capital investment. As of December 31, 2019, the brokerage channel accounts for approximately 22.7% of Interseguro’s total SOAT sales.

Strategic Partners

Interseguro offers its retail insurance, such as credit life insurance, debit and credit card protection insurance, loan protection insurance, SOAT and extended warranty through non-traditional channels, including partnerships with Interbank and Intercorp Retail.

Through its partner companies, Interseguro reaches a large number of customers, offering a convenient and reliable payment mechanism. This distribution network represents one of Interseguro’s strongest competitive advantages, as it allows for a broad insurance product offering through several points of sales.

Interseguro’s retail insurance division used the following distribution channels to sell its products as of December 31, 2019:

Strategic Partners	Points of Sale
Interbank	Financial Stores: 245
Intercorp Retail	Plaza Vea: 60 stores Oechsle: 21 stores

Interseguro’s retail insurance premiums breakdown by distribution channel as of December 31, 2019 is the following:

Strategic Partners	Retail insurance premiums breakdown
Interbank	86%
Intercorp Retail (Plaza Vea and Oeschle)	14%

Investments and Investment Management

Investment Portfolio

Interseguro invests the insurance premiums yet to be paid out in claims in its investment portfolio, based on a policy of capital conservation and adequate diversification.

The main objective of Interseguro’s investment portfolio is to cover its future payment obligations, associated mainly with its annuities business. Interseguro maintains a conservative asset liability management approach, matching its obligations by currency and maturity. Interseguro’s portfolio focuses on investment grade fixed-income instruments in U.S. dollars, soles and inflation linked notes, mitigating interest rate, inflation, and currency risks. Interseguro’s obligations consist of technical obligations related to annuities that are sold at a fixed interest rate, thus Interseguro prioritizes the investments on fixed income securities that hedge such obligations. Based on Interseguro’s investment strategy, its portfolio shows asset sufficiency to cover insurance liabilities at a currency, duration, inflation and interest rate levels that hedges against any equity erosion in the event of volatility.

Given that the Peruvian market offers a limited range of long-term investment instruments, Interseguro has sought to increase its investments outside of Peru and explore alternative investments in the local market, such as sovereign bonds and real estate projects.

Interseguro is required to follow the following investment management principles according to the SBS:

•	Security Principle. Based on the protection and preservation of the economic value of assets over time.

•	Liquidity Principle. Consist of the possibility of an asset to be converted into cash at the required time and without significantly affecting its value.

•	Diversification Principle. Based on the set of assets that contribute to the diversification of the risk factors of the portfolio and reduction of the potential impact of adverse effects.

•

Parity Principle. Parity between the characteristics of the asset and the obligations that it supports. These features include the term or horizon, the degree of liquidity or enforceability, currency, volatility in valuation, predictability and timing of flows, among others.

•	Profitability Principle. Based on generation of returns that would cover at least the commitments offered to policyholders.

Additionally, as established by the investment regulation of insurance companies, Interseguro must meet its technical obligations. As part of the coverage of the technical obligations proceeds, Interseguro must follow the investment management principles established in the regulation and comply with the eligibility requirements of its investments by type of assets.

Regarding the investment eligibility, to consider an asset as eligible, it must not be affected or be subject to any precautionary measure. The custody agreements of the eligible investment must not contain any clause that allows use of such assets as collateral to back other company obligations and that there are no other measures that limit the free transfer of the assets. Furthermore, eligible investments must comply with certain investment limits, by issuer, economic group, asset and foreign issuers. In addition, assets rated in categories below the investment grade cannot be considered as an eligible investment.

Interseguro’s investment management follows the limits and requirements indicated in the regulation in order to minimize non-eligible investments and comply with the coverage of its technical reserves, minimum solvency capital required and guaranty fund.

As of December 31, 2019, Interseguro’s investments amounted to S/12,435.8 million, of which S/10,400.9 million and S/1,062.8 million were fixed income securities, and equity securities and fund investments, respectively as compared to S/11,236.3 million, of which S/ 9,389.7 million and S/860.1 million were fixed income securities, and equity securities and fund investments, respectively for 2018. As of December 31, 2019, investments in real estate projects were S/972.1 million (approximately U.S.$293.3 million) as compared to S/986.5 million (approximately U.S.$297.3 million) for 2018.

The following tables present a breakdown of Interseguro’s investment portfolio by type of investment as of the dates indicated.

Investments by Type

	Book Value as of December 31
	2019		2018		2017
	S/ in millions	%	S/ in millions	%	S/ in millions	%
Fixed Income	10,400.9	83.6%	9,389.7	83.6%	9,409.0	83.5%
Corporate Bonds	5,222.0	42.0%	4,944.4	44.0%	5,346.6	47.4%
Peruvian Sovereign Bonds	2,482.8	20.0%	2,165.3	19.3%	1,930.7	17.1%
Foreign Bonds	2,696.1	21.7%	2,280.0	20.3%	2,131.6	18.9%
Equity and Funds	1,062.8	8.5%	860.1	7.7%	742.7	6.6%
Equity	907.3	7.3%	666.5	5.9%	401.8	3.6%
Funds	155.5	1.3%	193.5	1.7%	340.9	3.0%
Real Estate	972.1	7.8%	986.5	8.8%	1,118.6	9.9%

Total	12,435.8	100.0%	11,236.3	100.0%	11,270.3	100.0%

The following tables present a breakdown of Interseguro’s investment portfolio by currency as of the dates indicated.

Investments by Currency

Portfolio	Book Value as of December 31,
	2019		2018		2017
	S/in millions	%	S/in millions	%	S/in millions	%
Sol(1)	8,319.1	66.9%	7,025.5	62.5%	6,937.9	61.6%
U.S. dollar	4,116.7	33.1%	4,210.8	37.5%	4,332.5	38.4%

Total	12,435.8	100.0%	11,236.3	100.0%	11,270.3	100.0%

(1)	Real estate investments are measured in soles

The following tables present a breakdown of Interseguro’s investment portfolio by rating as of the dates indicated.

Investments by Rating(1)

	As of December 31,
	2019		2018		2017
	(S/ in millions)%		(S/ in millions)%		(S/ in millions)%
AAA	1,044.4	26.4%	861.5	24.2%	1,114.3	31.6%
AA+ to AA-	2,545.1	64.4%	2,371.9	66.8%	2,082.9	59.0%
A+ to A-	363.9	9.2%	319.6	9.0%	332.8	9.4%

Total Local Ratings	3,953.4	100.0%	3,553.0	100.0%	3,530.0	100.0%

AAA	0.0	0.0%	0.0	0.0%	74.8	1.3%
AA+ to AA-	33.1	0.5%	31.8	0.5%	101.5	1.7%
A+ to A-	2,723.5	42.2%	2,424.3	41.5%	2,185.7	37.2%
BBB+	515.7	8.0%	778.0	13.3%	1,035.0	17.6%
BBB	1,471.0	22.8%	1,323.9	22.7%	1,386.4	23.6%
BBB-	1,704.2	26.4%	1,229.6	21.1%	896.0	15.2%
BB+	0.0	0.0%	0.0	0.0%	125.5	2.1%
BB	0.0	0.0%	49.1	0.8%	65.3	1.1%
BB-	0.0	0.0%	0.0	0.0%	8.7	0.1%
B	0.0	0.0%	0.0	0.0%	0.0	0.0%

Total Foreign Rating	6,447.5	100.0%	5,836.7	100.0%	5,879.0	100.0%

(1)	Includes only credit rated fixed-income investments.

In regards to fixed income, Interseguro prioritizes the investment in local bonds and foreign bonds with a higher risk rating of AA- and BBB-, respectively.

The following table presents a breakdown of Interseguro’s investment portfolio by maturity as of the dates indicated.

Investments by Maturity

	Book Value as of December 31,
	2019	2018	2017
	S/in millions	S/in millions	S/in millions
Maturity
0-5 years	127.7	246.3	302.4
6-10 years	1,350.6	1,003.1	1,078.6
11-20 years	4,420.0	3,761.1	3,865.5
21+ years	4,502.7	4,379.1	4,162.6
No maturity(1)	2,034.9	1,846.6	1,861.3

Total	12,435.8	11,236.3	11,270.3

(1)	Real-estate and equity investments.

Fixed-Income

The fixed-income securities portfolio is mainly composed of long-term fixed rate debt that are eligible instruments to cover reserves, in compliance with the requirements established by the SBS.

As of December 31, 2019, Interseguro’s fixed-income investments represented 83.6% of its total portfolio, of which 50.2% were corporate bonds, 23.9% were Peruvian sovereign bonds, 25.9% were foreign bonds as compared to 83.6% and 83.5%, respectively, of its total portfolio, of which 52.7% and 56.8%, respectively, were corporate bonds, 23.1% and 20.5%, respectively, were Peruvian sovereign bonds, 24.3% and 22.7%, respectively, were foreign bonds for 2018 and 2017.

As of December 31, 2019, 100.0% of bonds with local ratings and 100% of bonds with international ratings had investment grade status.

Equity and Funds

Substantially all of Interseguro’s equity and funds portfolio is invested in companies with low beta and relatively stable and predictable cash flows. Interseguro’s equity and funds portfolio is invested across Latin America and the United States. As of December 31, 2019 Interseguro’s equity and funds portfolio represented 8.5% and of its total portfolio, of which 66.8% was invested in foreign securities and 33.2% in local securities. As of December 31, 2018 and December 31, 2017, Interseguro’s equity and funds portfolio represented 7.7% and 6.6%, respectively, of its total portfolio, of which 79.5% and 64.9%, respectively, was invested in foreign securities and 20.5% and 35.1%, respectively, in local securities.

Real Estate

Interseguro’s investments in real estate are made across the different types of properties: office, industrial, retail and land for development. Interseguro leverages advice from its affiliates, InRetail Shopping Malls and Real Plaza, in order to maximize its real estate portfolio. InRetail Properties Management is specialized in securing new locations and developing shopping malls based on its proprietary consumer demand analytics and projected yield targets. Real Plaza is focused on operating shopping malls in Peru.

Real estate income derives from the appreciation of real estate property and from rental income from its tenants. Interseguro’s rental income comes primarily from Orquídeas and Tabacalera (industrial asset). Tabacalera, located in the district of Ate in the city of Lima, is an industrial property leased to Teleatento Perú S.A.C, which is a company dedicated to call centers. As of December 31, 2019 Interseguro’s investments in real estate projects represented 7.8% of its total portfolio as compared to 8.8% and 9.9% for the years ended 2018 and 2017, respectively.

Reinsurance

Interseguro transfers risks to reinsurers in order to limit its maximum aggregate potential loss and minimize exposures on large particular individual risks. Reinsurance is placed with reinsurance companies based on its reinsurance policy, which is annually approved by Interseguro’s board of directors and its risk committee. Interseguro’s main reinsurers are six international reinsurance companies: Scor Global Life, Munich Re, Gen Re, Hannover, Navigators Insurance Company and Swiss Re.

Premiums ceded to reinsurers represented 1.5%, 1.6% and 1.6% of Interseguro’s premiums assumed for the years ended December 31, 2019, 2018 and 2017, respectively (these percentages do not include the reinsurance for the pension-related insurance (disability and survivorship)).

Interseguro also has catastrophe reinsurance that covers individual and group life insurance products, except annuities. These contracts are intended to limit Interseguro’s risk exposure in the event of low-probability but high-cost events, such as natural or man-made disasters.

Information Technology Unit

Interseguro’s IT unit is responsible for managing its technology infrastructure, telecommunications network and computer systems. The unit is also responsible for designing and implementing in-house solutions or third-party technological developments to support Interseguro’s operation.

Interseguro has undertaken investments in technology with the aim of providing a stable and secure platform to support its rapidly expanding business. In 2012, Interseguro’s insurance company decided to invest in the implementation of an operations system in order to support Interseguro’s planned growth in life and retail insurance, a CRM platform, and business intelligence capabilities, among others. Interseguro invested approximately S/1.8 million in projects for the year ended December 31, 2019 and approximately S/1.3 million and S/4.6 million, in projects for the years ended December 31, 2018 and 2017, respectively. Interseguro plans to invest approximately S/15.5 million over the next three years in technology.

Wealth Management Segment

Overview

Inteligo is a provider of wealth management services through Inteligo Bank, brokerage services through Inteligo SAB and mutual funds management services through Interfondos. Inteligo Bank primarily focuses on individuals with investable assets in the range of U.S.$500,000 and U.S.$10 million, where Inteligo believes there is higher growth potential. Inteligo SAB and Interfondos focus on providing brokerage, mutual funds and financial planning services to individuals with investable assets under U.S.$500,000. As of December 31, 2019, Inteligo had assets under management of S/18,292.9 million (U.S.$5,519.9 million) as compared to S/17,592.7 million (U.S.$5,308.6 million) in 2018. Inteligo’s assets under management grew at a CAGR of 7.2% between December 31, 2015 and December 31, 2019. Increased wealth generation in Peru is expected to continue to create a market for wealth management services for Peruvian clients. Inteligo conducts various types of banking, trust, financing, brokerage and investing activities for high net worth individuals.

Inteligo SAB also provides sales and trading operations for individual and institutional customers primarily in the Peruvian capital markets. As of December 31, 2019, Inteligo SAB was the third largest broker by market share in equities trading, according to the SMV. Interfondos is the fourth largest mutual fund manager in Peru with a 14.1% market share based on assets under management, according to the SMV.

Inteligo’s net profit for the year ended December 31, 2019 was S/200.3 million as compared to S/197.5 million in 2018. As of December 31, 2019, Inteligo had shareholders’ equity of S/853.8 million as compared to S/812.8 million in 2018. Inteligo’s ROE for the year ended December 31, 2019 was 24.7% as compared to 25.7% in 2018.

Business Lines

Inteligo has three business lines: (1) financial advisory; (2) lending; and (3) portfolio investments.

Financial Advisory

Inteligo provides financial advisory services to high net worth individuals regarding investments, including equities, fixed income, structured products, alternative investments and managed accounts. Through its team of investment analysts, Inteligo designs financial strategies to satisfy the investment objectives of each client in the Peruvian and international financial markets. Furthermore, Inteligo provides regular updates to its clients on market conditions through reports from its in-house research team.

In 2018, Inteligo, through its subsidiary Inteligo SAB, launched a new brand, CERTIA. The main aim of CERTIA is to offer financial advisory and planning services to clients with investable assets between U.S.$90,000 and U.S.$500,000. To that end, CERTIA is constantly upgrading its digital channels to provide its customers with an efficient and self-servicing experience. Inteligo expects that CERTIA will increase cross- selling opportunities with Interbank and Interseguro as CERTIA will include not only investment products, but also retirement planning and banking services in its product portfolio.

The strength of Inteligo’s financial advisory services has contributed to the growth of its fee income as a percentage of its revenues. Inteligo’s fee income from financial services, net increased from S/164.2 million for 2018 to S/164.3 million for 2019 due to exchange rate effects, representing an increase of 0.1%. Fee income represented 50.0% of Inteligo’s total sources of revenue in 2019.

Lending

Inteligo offers lending services through Inteligo Bank to complement its wealth management business only to its existing clients. Most of the loans are categorized as consumer financing.

Inteligo Bank’s loan portfolio had no delinquencies and was fully collateralized by its clients’ assets as of December 31, 2019. Inteligo’s net loan portfolio totaled S/1,624.5 million as of December 31, 2019, increasing 3.1%, from S/1,576.3 million, as of December 31, 2018 which represented an increase of 18.1%, from S/1,334.6 million as of December 31, 2017. Inteligo’s net loan portfolio represented 39.6% of its total assets as of December 31, 2019 as compared to 41.4% for 2018.

Portfolio Investments

Inteligo manages a proprietary portfolio primarily composed of medium-term investments in fixed- income securities. Inteligo’s investment team uses third-party funds as well as individual fixed income and equity securities. For 2019, revenues from Inteligo’s proprietary portfolio represented 17.8% of total revenue compared to 10.7% for 2018.

Inteligo’s investment portfolio as of December 31, 2019 totaled S/1,592.0 million, a decrease of 1.8%, from S/1,620.3 million as of December 31, 2018, mainly explained by the redemption of certain short-term notes. In addition, Inteligo’s investment portfolio represented 38.8% of total assets as of December 31, 2019 as compared to 42.5% for 2018. Inteligo’s investment portfolio as of December 31, 2018 totaled S/1,620.3 million, an increase of 31.4%, from S/1,232.8 million as of December 31, 2017.

The following tables show the composition of Inteligo’s portfolio by asset class as of the dates indicated.

Investments by Asset Class

	As of December 31,
	2019	2018	2017
Asset Class	(S/ in millions)
Fixed income	404.9	427.4	250.6
Equity	277.4	169.6	136.7
Managed accounts (Fixed income)	270.7	301.5	398.0
Mutual funds & investment funds	639.0	721.8	447.5

Total	1,592.0	1,620.3	1,232.8

Investments by Maturity

	As of December 31,
	2019	2018	2017
Maturity	(S/ in millions)
0-5 years	305.7	381.0	405.7
6-10 years	295.5	223.9	119.3
11+ years	64.2	87.7	105.9
No maturity (1)	926.5	927.7	602.0

Total	1,592.0	1,620.3	1,232.8

(1)	Mutual Funds, equity and private equity investments.

Inteligo’s successful strategy is reflected by the strong growth of its assets under management which had a CAGR of 7.2% between December 31, 2015 and December 31, 2019, surpassing Peru’s GDP growth. For the year ended December 31, 2019, Inteligo’s growth in assets under management was 4.0% as compared to 2018. For the year ended December 31, 2018, Inteligo’s growth in assets under management was 8.4% as compared to 2017.

The following table shows the composition of Inteligo’s assets under management by asset class as of the dates indicated.

Assets under Management by Asset Class

	As of December 31,
	2019	2018	2017
Asset Class	(S/ in millions)
Fixed income	9,122	8,319	7,944
Equity	7,527	7,822	6,913
Alternative investments	1,644	1,451	1,373

Total	18,293	17,593	16,230

Inteligo’s net profit grew at a CAGR of 13.5% between December 31, 2015 and December 31, 2019, supported by strong fees on assets under management, which remained at 0.8% in 2019. For the year ended December 31, 2019, Inteligo’s net profit increased 1.4% as compared to 2018. For the year ended December 31, 2018, Inteligo’s net profit decreased 0.8% as compared to 2017.

Market Segmentation

Inteligo Bank primarily focuses on individuals with investable assets in the range of U.S.$500,000 and U.S.$10 million, where Inteligo believes there is higher growth potential. Inteligo SAB and Interfondos focus on providing brokerage, mutual funds and financial planning services to individuals with investable assets under U.S.$500,000. Through the recently launched CERTIA, Inteligo expects to offer financial solutions to individuals with investable assets between U.S.$90,000 and U.S.$500,000 through an advisory platform leveraged by technology and self-servicing, while creating cross-selling opportunities with Interbank and Interseguro. As of December 31, 2019, Inteligo Bank, Inteligo SAB and Interfondos had approximately 3,200, 1,307 and 90,797 clients, respectively, as compared to approximately 3,300, 1,391 and 85,800 clients, respectively, in 2018.

Inteligo’s strategy consists of establishing long-term relationships with its broad and profitable client base, segmenting its customers effectively and proactively providing financial advisory services. Inteligo’s committed advisory service, supported by a local investment team that possess extensive knowledge of its Peruvian clients’ preferences for financial products, and delivered through an experienced group of relationship managers is a key pillar of Inteligo’s success. Inteligo’s position further benefits from its leading brokerage operation in Peru through Inteligo SAB, an important mutual fund manager in Peru, Interfondos, and from being a part of one of Peru’s leading economic groups.

Financial Advisory Team

Inteligo serves its customers through its advisory team of approximately 64 people. Through its relationship managers, Inteligo establishes strong client relationships which result in a loyal and growing customer base. Inteligo’s experienced relationship managers team has acquired specialized product knowledge and deep understanding of its customers’ needs.

Information Technology Unit

Inteligo’s IT unit is responsible for managing its network infrastructure, telecommunications and computer systems. The unit is also responsible for developing and evaluating in-house technologies and third- party software solutions.

Inteligo Bank has implemented a new core system to support its rapidly expanding operations. As of December 31, 2019, 2018 and 2017, Inteligo Bank had invested S/2.7 million, S/7.4 million and S/2.6 million, respectively, in the development of its technology platform, which will allow it to leverage its existing CRM platform and develop stronger business intelligence capabilities. Neither Inteligo SAB nor Interfondos has made significant investment in IT during 2019.

COMPETITION

We face intense competition in all of our segments, which can affect our margins, growth and profitability.

Peruvian Banking System and Competition

During the 1990s, the Peruvian economy underwent a major transformation, from being a highly protected and regulated system prevailing in the 1980s to a free-market economy. During this period, protectionist and interventionist laws and policies were gradually dismantled to create a liberal economy dominated by the private sector. Similarly, the Peruvian financial industry underwent deep structural changes that resulted in a significant expansion of credit. From 1993 to 1998, performing loans in the Peruvian financial system grew at a five-year CAGR of 45.9%, and banking penetration in Peru, measured as the ratio of loans-to-GDP, rose from 10.2% to 26.4% according to the SBS.

In 1998, the rise in international interest rates that followed the Russian default led to large outflows of capital from Peru, resulting in a 15.8% depreciation of the Sol. The strong depreciation of the Sol, coupled with the strong dollarization of the Peruvian Banking system prevalent at that time (81% of the loans were denominated in U.S. dollars) led to a sharp deterioration of the Peruvian banking system’s loan portfolio quality and to a contraction in total loans. Past-due loans in the system peaked at 9.4% of total gross loans as of January 31, 2000, resulting in increased provisions and large capital losses for financial institutions.

However, from 2001 onwards, as macroeconomic conditions improved, the general banking industry indicators in Peru began also to improve. Past-due loans dropped from 9.0% of total gross loans as of December 31, 2001 to 3.7% as of December 31, 2004, and loan reserves over past-due loans increased from 118.9% as of December 31, 2001 to 176.5% as of December 31, 2004 according to the SBS.

From 2005 to 2008, fostered by a steady and sustained improvement in Peru’s macroeconomic indicators, credit expanded again, with performing loans growing 25.2% in 2005, 18.0% in 2006, 34.7% in 2007 and 38.2% in 2008. The global financial crisis that started in late 2008 temporarily reduced credit growth as performing loans remained flat in 2009. Growth returned following the crisis, with the banking system in Peru experiencing a significant expansion of credit from December 31, 2008 to December 31, 2013. During this period, gross loans in the Peruvian banking system grew at a five-year CAGR of 13.0% and banking penetration in Peru, measured as the ratio of loans-to-GDP, rose from 24.8% to 30.4%, according to the SBS and the Central Reserve Bank of Peru.

From December 31, 2015 to December 31, 2019, the banking system in Peru continued to grow steadily, with gross loans expanding at a four-year CAGR of 6.0%, according to the SBS. A significant part of the growth experienced by the Peruvian financial system since 2015 has been generated by the retail banking sector. Retail loans (including consumer loans and mortgages) grew at a four-year CAGR of 8.4% for the period ended December 31, 2019. As of December 31, 2019, approximately 36.8% of the Peruvian banking sector’s total loans were retail loans, up from 33.6% as of December 31, 2015.

According to the SBS, the total number of credit cards issued by the Peruvian Banking system as of December 31, 2019 was approximately 6.2 million. For the period ended December 31, 2019, the Peruvian banking system’s credit card loans grew at a four-year CAGR of 7.7%, while credit cards loans grew 9.3% between December 31, 2018 and December 31, 2019 as a result of high economic growth and increased consumer spending.

Although the number of mortgages of the Peruvian banking system also grew at a four-year CAGR of 3.2% for the period ended December 31, 2019 and 4.3% between December 31, 2018 and December 31, 2019, there is still substantial room for growth, with only approximately 0.2 million mortgages outstanding in Peru among a population of approximately 32.4 million, compared to approximately 1.6 million mortgages outstanding in Chile for a population of 19.1 million each as of December 31, 2019. A stable macroeconomic environment and the promotion of housing programs over the past four years have been the main drivers of mortgage loan growth in Peru and are expected to continue fueling mortgage lending.

The Peruvian banking system is highly concentrated in a small number of relatively large participants. The four largest banks accounted for 83.6% of total gross loans and 82.9% of total deposits in the system as of December 31, 2019. Furthermore, foreign banks play a significant role in the Peruvian financial system. As of December 31, 2019, BBVA and Scotiabank, two of the four largest banks in the system, which accounted for a combined 37.7% of total gross loans and 36.0% of total deposits, according to the SBS, were under foreign control. Although other major global banks such as BNP Paribas, Standard Chartered, Intesa, BankBoston, HSBC and Deutsche Bank have ceased operations in Peru over the past 15 years, other foreign banks have entered or have shown interest in entering or increasing their exposure in the Peruvian market.

Interbank is currently the fourth largest bank in Peru, as measured by commercial lending, total assets and total deposits, as of December 31, 2019, and has faced strong competition, including increased pressure on margins, primarily as a result of the presence of commercial banks in the Peruvian market with substantial capital, technology and marketing resources, as well as from Peruvian pension funds that lend to Interbank’s current and potential commercial customers. This increased competition has affected the average interest rates that the Peruvian banking system has been able to charge its customers. Despite being the fourth largest bank in Peru, Interbank is strongly positioned in the consumer sector, being the second largest bank in gross consumer loans and largest in consumer credit cards as of December 31, 2019, according to the SBS.

The following tables show Interbank, the rest of the Peruvian banking system and their respective market shares as of December 31, 2019.

	Assets			As of December 31, 2019 Total Gross Loans			Deposits
	Balance	Market Share %	Rank	Balance	Market Share %	Rank	Balance	Market Share %	Rank
	(S/ in millions)			(S/ in millions)			(S/ in millions)
BCP	140,840	34.0%	1	95,031	33.2%	1	88,373	33.6%	1
BBVA	81,722	19.7%	2	58,786	20.5%	2	55,362	21.0%	2
Scotiabank	72,234	17.4%	3	49,165	17.2%	3	39,384	15.0%	3
Interbank	52,555	12.7%	4	36,166	12.6%	4	34,954	13.3%	4
BanBif	14,853	3.6%	5	10,551	3.7%	6	10,008	3.8%	5
Mibanco	13,146	3.2%	6	10,630	3.7%	5	8,400	3.2%	6
Pichincha	9,673	2.3%	7	7,708	2.7%	7	6,717	2.6%	7
Citibank	5,911	1.4%	9	1,855	0.6%	12	4,663	1.8%	8
GNB	5,640	1.4%	10	3,823	1.3%	9	4,155	1.6%	9
Santander	6,244	1.5%	8	4,392	1.5%	8	3,811	1.4%	10
Falabella	4,338	1.0%	11	3,282	1.1%	10	2,862	1.1%	11
Ripley	2,590	0.6%	12	1,944	0.7%	11	1,339	0.5%	12
Comercio	2,039	0.5%	13	1,645	0.6%	13	1,336	0.5%	13
ICBC	1,740	0.4%	14	640	0.2%	14	1,282	0.5%	14
Azteca	649	0.2%	15	468	0.2%	15	475	0.2%	15

Total	414,175	100.0%		286,086	100.0%		263,121	100.0%

Source: SBS.

	As of December 31, 2019
	Gross Consumer Loans(1)			Gross Consumer Credit Cards(2)
Bank	Balance	Market Share (%)	Rank	Bank	Balance	Market Share (%)	Rank
	(S/ in millions)				(S/ in millions)
BCP	8,127	24.6%	1	Interbank	6,264	27.1%	1
Interbank	6,557	19.8%	2	BCP	5,701	24.7%	2
Scotiabank	6,115	18.5%	3	Scotiabank	3,499	15.2%	3
BBVA	4,146	12.5%	4	Falabella	3,255	14.1%	4
Pichincha	2,184	6.6%	5	BBVA	2,295	9.9%	5
Comercio	1,367	4.1%	6	Ripley	920	4.0%	6
GNB	1,293	3.9%	7	Pichincha	590	2.6%	7
BanBif	1,147	3.5%	8	BanBif	492	2.1%	8
Ripley	1,023	3.1%	9	Azteca	30	0.1%	9
Mibanco	611	1.8%	10	GNB	24	0.1%	10
Azteca	438	1.3%	11	Comercio	4	0.0%	11
Falabella	25	0.1%	12	Citibank	—	0.0%	—
Santander	3	0.0%	13	Mibanco	—	0.0%	—
Citibank	—	0.0%	14	Santander	—	0.0%	—
ICBC	—	0.0%	15	ICBC	—	0.0%	—

Total	33,037	100.0%		Total	23,075	100.0%

Source: SBS.

Gross consumer loans do not include mortgage loans and consumer credit cards.

Gross consumer credit cards do not include credit cards issued by non-banking entities.

The following table shows key industry metrics for the four largest banks by assets and the Peruvian banking system.

	2019	2018	2017	2016	2015
ROE
Interbank	22.0%	21.3%	20.7%	23.2%	26.6%
BCP	20.6%	21.4%	21.4%	23.6%	26.0%
BBVA	18.9%	19.0%	19.6%	20.8%	24.1%
Scotiabank	15.9%	15.3%	16.0%	17.5%	17.3%
Peruvian banking system	18.5%	18.5%	18.3%	20.0%	22.3%
ROA
Interbank	2.4%	2.3%	2.1%	2.1%	2.3%
BCP	2.7%	2.6%	2.4%	2.4%	2.5%
BBVA	2.0%	2.0%	1.8%	1.7%	1.9%
Scotiabank	2.1%	2.1%	2.1%	2.1%	2.0%
Peruvian banking system	2.3%	2.2%	2.1%	2.0%	2.2%
Efficiency Ratio(1)
Interbank	38.4%	40.4%	42.3%	42.1%	42.3%
BCP	39.0%	40.1%	39.7%	38.8%	38.6%
BBVA	37.7%	37.5%	37.9%	39.4%	38.9%
Scotiabank	36.1%	37.0%	37.0%	37.4%	38.3%
Peruvian banking system	41.1%	42.2%	42.5%	43.0%	43.0%
Past-Due-Loan Ratio
Interbank	2.6%	2.6%	2.9%	2.6%	2.4%
BCP	2.7%	2.7%	3.0%	2.7%	2.4%
BBVA	3.0%	2.9%	2.7%	2.4%	2.2%
Scotiabank	3.5%	3.5%	3.2%	3.1%	2.9%
Peruvian banking system	3.0%	3.0%	3.0%	2.8%	2.5%
Coverage Ratio
Interbank	176.5%	175.0%	167.2%	179.8%	193.9%
BCP	137.7%	143.0%	139.6%	154.6%	157.1%
BBVA	161.8%	163.4%	168.5%	187.5%	203.6%
Scotiabank	134.7%	128.9%	137.7%	132.6%	132.3%
Peruvian banking system	152.1%	153.6%	152.6%	160.6%	166.6%
Total Capital Ratio
Interbank	15.2%	15.8%	16.1%	15.9%	15.5%
BCP	14.5%	14.2%	15.1%	15.4%	14.3%
BBVA	14.1%	15.0%	14.2%	14.3%	13.3%
Scotiabank	14.5%	14.6%	15.5%	14.4%	14.0%
Peruvian banking system	14.6%	14.7%	15.2%	15.0%	14.2%

Source: SBS and ASBANC.

(1)	Under SBS criteria.

Note: ROE calculated as net income for the period divided by the average of total equity at the end of the last five quarters. ROA calculated as net income for the period divided by the average of total assets at the end of the last five quarters.

The Peruvian banking system’s net profit grew at a 6.6% CAGR from 2015 to 2019, reaching S/9,082 million in 2019. The following chart shows the evolution of the banking system’s net profit between 2015 and 2019.

Banking system’s Net Profit 2015 — 2019 (S/ in millions)

Source: SBS.

The following chart sets forth the CAGR in net profit from 2015 to 2019 and the year-over-year growth as of December 31, 2019 for the four largest banks in Peru under SBS GAAP.

Net Profit Four-Year CAGR (2015 - 2019) and

Year-Over-Year Growth (As of December 31, 2019 vs. As of December 31, 2018)

Source: SBS.

Note: Banks include international branches.

(1)

The 17.4% year-over-year growth (2019 vs. 2018) was partially explained by (i) the gain on sale of Interfondos, Interbank’s former mutual funds subsidiary, to Inteligo for S/52.6 million, and (ii) the gain on sale of IFS’ shares for S/ 121.3 million in connection with the initial public offering on the NYSE, net of commissions.

The banking system’s total loans has shown high growth in the past years, reaching a 6.0% four-year CAGR from 2015 to 2019. The following chart shows the evolution of the Peruvian banking system’s retail and commercial loans between 2015 and 2019 under SBS GAAP.

Banking system’s total loan 2015-2019 (S/ in billion)

Source: SBS.

The following chart sets forth the four-year CAGR from 2015 to 2019 and the year-over-year growth as of December 31, 2019 of total loans under SBS GAAP for the four largest banks in Peru.

Total Loans CAGR (2015 - 2019) and

Year-Over-Year Growth (As of December 31, 2019 vs. As of December 31, 2018)

Source: SBS

Note: Banks include international branches.

The following chart sets forth the CAGR from 2015 to 2019 and the year-over-year growth as of December 31, 2019 of total deposits for the four largest banks in Peru.

Total Deposits CAGR (2015 - 2019) and

Year-Over-Year Growth (As of December 31, 2019 vs. As of December 31, 2018)

Source: SBS.

Note: Banks include international branches.

Interbank’s past-due-loan ratio was the lowest among the four largest Peruvian banks, and lower than the banking system’s average of 3.0%. The following chart sets forth the past-due-loan and coverage ratios under Peruvian SBS GAAP for the four largest banks in Peru as of December 31, 2019.

Past-Due-Loan and Coverage Ratios (As of December 31, 2019)

Source: SBS.

Note: Banks include international branches.

As of December 31, 2019 Interbank’s past-due-loan ratio in retail and consumer loans was one of the highest among the four largest Peruvian banks, due to our clients’ profile and the importance of credit cards in our portfolio, which results in a higher NIM. The following charts set forth the past-due-loan ratios in retail and consumer loans for the four largest banks in Peru as of December 31, 2019.

Retail Loans Past-Due-Loan Ratio (As of December 31, 2019)

Source: SBS.

Note: Banks include international branches.

Consumer Loans Past-Due-Loan Ratio (As of December 31, 2019)

Source: SBS.

Note: Banks include international branches.

Interbank had the lowest commercial past-due-loan ratio among the four largest Peruvian banks as of December 31, 2019. The following chart sets forth the commercial past-due-loan ratio for the four largest banks as of December 31, 2019.

Commercial Loans Past-Due-Loan Ratio (As of December 31, 2019)

Source: SBS.

Note: Banks include international branches.

Peruvian Insurance Industry and Competition

The Peruvian insurance industry is well-capitalized, with a solvency ratio (patrimonio efectivo / requerimientos patrimoniales) of 139.3% under Peruvian SBS GAAP as of December 31, 2019, and operates under a well-established regulatory framework. Over the past years, the industry has experienced strong growth. Insurance premiums grew at a four-year CAGR of 4.7% for the period ended December 31, 2019, equivalent to approximately 1.5x Peru’s real GDP CAGR over the same period. Insurance premiums in Peru reached S/14.1 billion for the year ended December 31, 2019, representing a 9.7% year-over-year increase.

Life insurance premiums represented approximately 49.2% of total insurance premiums for the year ended December 31, 2019. In April 2016, a new regulation was approved in Peru, allowing pensioners to withdraw up to 95.5% of their retirement funds. This measure had a negative impact on life insurance annuities, which have decreased at a CAGR of 19.2% from 2015 to 2019.

Growth of the annuities’ segment is expected to resume as the number of Peruvian private pension system’s retirees and their respective average pension balances increase. Currently, Peru’s private pension system covers seven million citizens, 97.4% of which are under 65 years (legal retirement age).

From 2008 to 2019, approximately 73,000 people retired under the Peruvian private pension system compared to a total of approximately 676,000 and more than 4.1 million expected retirees over the next 10 and 30 years, respectively, according to the SBS as of December 31, 2019.

The table below sets forth the number of members in the Peruvian private pension system as of December 31, 2019.

As of December 31, 2019
Age (years)	Number of Members (in thousands)	Percentage of Total
Less than 25	997	13.4%
26-35	2,118	28.5%
36-45	2,027	27.3%
46-55	1,416	19.1%
56-65	675	9.1%
More than 65	194	2.6%
Total	7,427	100.0%

Source: SBS

The chart below sets forth Peruvian insurance premiums for the periods indicated.

Source: SBS.

The chart below shows market share by annuities premiums from 2015 to 2019.

Market Share by Annuities (Excluding Private Annuities) Premiums

Source: SBS.

Note: Interseguro’s figures incorporate Seguros Sura starting November 2017.

As of December 31, 2019, a total of twenty companies comprised the Peruvian insurance industry. As of December 31, 2019, in terms of assets, on a consolidated basis, the four largest insurance companies had an 82.9% market share, and the leading two insurance companies had a combined market share of 51.8%. The Peruvian insurance industry is largely represented by Peruvian companies with three of the six largest companies controlled by Peruvian economic groups.

The following table presents market shares by assets and premiums of the six largest insurance companies in Peru as of and for the year ended December 31, 2019.

			Total Assets as of December 31, 2019		Total Premiums for the year ended December 31, 2019
Company	Life	Non-Life	(S/in million)	Market Share (%)	(S/ in million)	Market Share (%)
Rimac	✓	✓	14,990.0	27.9%	4,327.5	30.7%
Pacífico Seguros	✓	✓	12,817.0	23.9%	3,659.1	25.9%
Interseguro	✓	✓	12,279.4	22.9%	840.2	6.0%
La Positiva (1)	✓	✓	6,051.5	11.3%	1,796.1	12.7%
Mapfre (1)	✓	✓	3,648.8	6.8%	1,862.6	13.2%
Protecta Security	✓	✓	1,591.7	3.0%	400.3	2.8%

Source: SBS

(1)	La Positiva consolidates La Positiva and La Positiva Vida. Mapfre consolidates Mapfre Peru and Mapfre Peru Vida.

The following chart sets forth the ROEs for Interseguro, its main competitors and the Peruvian insurance industry, from 2015 to 2019.

ROE

Source: SBS.

Note: Interseguro’s figures incorporate Seguros Sura starting November 2017.

The following chart shows investment portfolio returns for Interseguro and the Peruvian insurance industry from 2015 to 2019.

Investment Portfolio Returns (2015-2019)

Source: SBS.

Note: Interseguro’s figures incorporate Seguros Sura starting November 2017. Annual Investment portfolio returns calculated as return from investments for the period divided by the average of total investments at the last five quarters.

The following chart shows total investments under Peruvian SBS GAAP of the four largest life insurance companies in Peru as of December 31, 2019:

Investment portfolio (S/ in Millions)

Source: SBS

Note: Interseguro’s figures incorporate Seguros Sura starting November 2017. La Positiva consolidates La Positiva and La Positiva Vida.

Wealth Management Industry and Competition

Inteligo Bank operates in the highly competitive and regulated wealth management industry, competing with independent advisors, global banks and Peruvian firms, such as its main competitor Credicorp Ltd. through its subsidiary Atlantic Security Bank (“ASB”). The Peruvian wealth management industry has also recently attracted several new participants, including representative offices of global banks such as JP Morgan, UBS, RBC, Credit Suisse, and Julius Baer, among others.

The chart below shows assets under management in U.S. dollars for Inteligo Bank and ASB, from December 31, 2016 to December 31, 2019.

Assets Under Management

(U.S.$ in millions)

Source: Company information and Credicorp Ltd.’s quarterly reports.

The following chart compares ROE for Inteligo Bank and ASB from 2016 to 2019.

ROE

Source: Company information and Credicorp Ltd.’s quarterly reports.

Note: ROE is calculated as net profit divided by the average shareholders’ equity, computed as the simple equity average of the last five quarters.

The following chart sets forth fee income as a percentage of average assets under management for Inteligo Bank and ASB from 2016 to 2019.

Fee Income / Average Assets under Management

Source: Company information and Credicorp Ltd.’s quarterly reports.

Note: Figures as of December 31, 2019 are calculated using the fee income for the period times four divided by the average assets under management of the last two quarters.

Interfondos provides mutual fund management services in Peru. Interfondos has been the fourth largest mutual fund manager in Peru in each of the last five years according to the SMV. As of December 31, 2019, Interfondos had a 14.1% market share based on assets under management.

Inteligo SAB provides brokerage services, including sales and trading operations, in Peru’s domestic capital markets. As of December 31, 2019, the Peruvian brokerage industry consisted of 21 brokerage firms. Inteligo SAB has ranked among the three largest equity trading platforms in each of the last seven years in terms of trading volumes on the Lima Stock Exchange.

REGULATION AND SUPERVISION

The Peruvian Financial and Insurance Systems

A substantial part of our activities are conducted through Interbank and Interseguro, our banking and insurance subsidiaries, respectively, operating in Peru. A summary of the Peruvian financial and insurance regulatory framework is set forth below.

General Overview of the Peruvian Financial Regulatory Framework

Peruvian banking regulation follows the standards set by the Basel Committee on Banking Supervision. Peruvian banks and other Peruvian financial institutions are primarily governed by two banking regulatory authorities: the SBS and the Central Reserve Bank of Peru. The Peruvian Constitution establishes that the SBS’s main function and responsibility is to protect depositors of the Peruvian financial system, while the main function of the Central Reserve Bank of Peru is to preserve monetary stability. In addition, Peruvian banks are subject to certain regulations of the SMV.

The regulatory framework for the operation of the Peruvian financial and insurance sector is set in the Peruvian Banking and Insurance Law (Ley General del Sistema Financiero y del Sistema de Seguros y Orgánica de la Superintendencia de Banca y Seguros), which was enacted in December 1996. The Peruvian Banking and Insurance Law regulates Peruvian financial and insurance companies and private pension funds administrators. In accordance with the Peruvian Banking and Insurance Law, the SBS is responsible for issuing banking regulations and for monitoring the Peruvian banking financial and insurance sector. The SBS supervises and regulates financial institutions such as commercial banks, financial companies, financial leasing companies, small business financial companies, savings and loan corporations, financial services companies such as trust companies and investment banks, insurance companies, private pension fund administrators and savings and loans cooperatives (other financial institutions such as stock brokerage houses and mutual fund managers are subject to different legal frameworks and to the supervision of the SMV). The SBS became operational in 1931.

Financial and insurance institutions must seek the authorization of the SBS before initiating operations. The SBS has administrative and financial autonomy, and its head office is located in Lima. The current chairman of the SBS, María del Socorro Heysen Zegarra, was appointed by former President Kuczynski in August 2016.

In June 2008, as a way to facilitate the adoption process to the Basel II standards, the Peruvian Banking and Insurance Law was amended by Legislative Decree No. 1028 and Legislative Decree No. 1052, to comply with the international standards. The changes introduced have been designed to be implemented progressively. The SBS, by use of its regulatory attributes, has issued several regulations that seek to adapt the Peruvian Financial System to the new Basel Capital Accord.

As noted, Peruvian banks, financial institutions and insurance companies are mainly regulated and supervised by the following administrative institutions:

The SBS

The SBS is the regulatory authority charged with the implementation and enforcement of the requirements contained in the Peruvian Banking and Insurance Law approved by Law No. 26702, and, more generally, with the regulation and supervision of all financial and insurance companies in Peru and, since July 2005, the private pension funds administrators.

Its objectives include: (i) protecting the public interest; (ii) safeguarding the financial stability of the institutions over which it has authority; and (iii) punishing violators of its regulations.

Its main responsibilities include: (i) reviewing and approving, with the assistance of the Central Reserve Bank of Peru, the establishment, organization and operations of the institutions it regulates and their subsidiaries; (ii) overseeing mergers, dissolutions and reorganizations of banks, financial institutions and insurance companies; (iii) supervising financial, insurance and related companies from which information on an individual or consolidated basis is required, through changes in ownership and management control (this supervision also applies to non-bank holding companies, such as us and Intercorp Peru); (iv) reviewing the by-laws and amendments thereto of these companies; (v) setting forth criteria governing the transfer of bank shares, when permitted by law, for valuation of assets and liabilities and for minimum capital requirements; (vi) controlling the Central de Riesgos (Bank Risk Assessment Center), to which all banks are legally required to provide information regarding all businesses and individuals with whom they deal without regard to the amount of credit risk (the information provided is made available to all banks to allow them to monitor individual borrowers’ overall exposure to Peru’s financial system); and (vii) supervising the anti-money laundering system through the financial intelligence unit.

The SBS enforces the Peruvian Banking and Insurance Law on an ongoing basis through periodic resolutions. The Peruvian Banking and Insurance Law provides for stringent loan loss reserve standards, brings asset risk weighing in line with the Basel Committee on Banking Supervision guidelines and includes the supervision of holding companies of financial institutions by the SBS.

For the foregoing purpose, the SBS requires banks, financial and insurance companies to report, on a periodic basis, all relevant information necessary for off-site evaluation of its financial performance. The relevant information for off-site evaluation includes audited financial statements on a consolidated basis, board of directors’ reports, auditor’s reports and any other reports which reflect the operation of a bank’s business. Under current practice, such reporting is required on a daily, weekly, monthly, quarterly and semi-annual basis, depending on the nature of the reported information.

The SBS is also responsible for conducting on-site examinations of banks on an annual basis, implementing the provisions of the Peruvian Banking and Insurance Law and other related legislation, examining all banking and insurance operations, and analyzing the relationship between assets, liabilities, net worth, profit and loss accounts and all other factors affecting a bank’s financial structure.

The SBS has the power to impose administrative sanctions on financial institutions and their directors and employees as a result of any violation of the Peruvian financial and insurance system rules. Sanctions vary from monetary fines to license cancellation. The SBS may also sanction directors and other officers of financial institutions for breach of regulations under the supervision of the SBS.

The Central Reserve Bank of Peru

The Central Reserve Bank of Peru was incorporated in 1922 and performs the functions common to a central or reserve bank, such as issuing bank notes, implementing governmental monetary policies, regulating the money supply, managing official gold and foreign exchange reserves and managing the interbank cash clearance system. The Central Reserve Bank of Peru exercises its power and authority independently and is responsible for its affairs in accordance with the government’s policies. The Central Reserve Bank of Peru is empowered to determine the inflation target and to adopt a monetary policy in accordance thereof and is also responsible for establishing mandatory minimum liquidity reserves. The Central Reserve Bank of Peru manages Peruvian international reserves and gathers and publishes data on its finances and is also the sole issuer of Peruvian currency.

The SMV

The SMV is the Peruvian securities market regulatory authority, attached to the Ministry of Economy and Finance (Ministerio de Economía y Finanzas). The main purpose of the SMV is promoting, overseeing and regulating the securities market, supervising and controlling all individuals and entities that intervene in such market, and enforcing compliance with the provisions of the Peruvian Securities Market Law and its regulations.

Pursuant to Article 29 of the Peruvian Banking and Insurance Law, the issued and outstanding shares of Peruvian banks must be registered with the SMV and listed with the BVL. Therefore, according to the Peruvian Securities Market Law and its regulations, listed companies such as banks and insurance companies are required to file with the SMV and the BVL, in Spanish and on a going forward basis, quarterly and annual reports.

In addition, these companies are required to disclose to the market in a timely manner (on the same day when the event occurs) all information that investors are reasonably likely to consider material. Specific regulations provide for specific parameters to determine what is considered material information (hechos de importancia).

In March 2014, regulations related to disclosure of material information were amended. By virtue of such regulations, issuers under supervision of the SMV are required to disclose all material information in connection with the issuer of registered securities (such as our common shares) and its activities or securities issued or secured by such issuer which may influence the liquidity or price of such securities.

Also, issuers whose securities are also traded in foreign markets must file with the SMV all information that is required to be disclosed to investors on such foreign market as soon as such information is delivered to foreign regulators.

Banking Regulation and Supervision

Banking regulations and capital adequacy in Peru take into account the recommendations of the Basel Committee. The SBS has adopted the principles and guidelines of Basel II and Basel III. So far, in adopting certain Basel III recommendations approved in September 2010, the SBS has increased the minimum regulatory capital required for Peruvian banks. However, Basel III has not yet been totally implemented, and we cannot provide any assurances whether or as to the extent to which the SBS may adopt it.

Implementation of Basel II Principles

To carry out the implementation of Basel II, the SBS has approved a schedule of two (2) phases: a first mandatory phase and a second voluntary phase. During the first phase, which started in 2008 and ended in June 2009, the SBS performed quantitative impact studies and drafted the most important regulations. On June 22, 2008, Legislative Decree No. 1028 was issued, which contains certain amendments to the current Peruvian Banking and Insurance Law, most of which were aimed to adapt it to Basel II standards.

In order to conform to Basel II standards, the methodology for measuring credit, market and operational risks has been amended to allow both standardized and internal model-based methods for measuring market and credit risks. All Peruvian financial institutions and insurance companies were to have implemented the standardized approach methodology by June 2009. Financial institutions and insurance companies will have the opportunity to request the validation and approval to implement the internal rating-based (“IRB”) methodology. Only those financial institutions and insurance companies that apply to use the IRB methodology will follow the second phase of implementation of Basel II standards.

The second phase consists of a validation process of the IRB methodology by the SBS and its subsequent approval. Once the IRB methodology has been validated and approved by the SBS, the pertinent financial institution will use regulatory capital floors to calculate their capital requirements. The amount of required capital may not be less than the percentage of capital requirements obtained under the previous methodology.

	First Year	Second Year	Third Year
Basic IRB and Internal Models of Credit Risk	95%	90%	80%
Advanced Models of Credit Risk and/or Operational Risk	90%	90%(1)	—

(1)	80% for operational risk.

Capital Adequacy Requirements—Basel II

Under the amended provisions of Article 199 of the Peruvian Banking and Insurance Law, and on an unconsolidated basis, the regulatory capital (patrimonio efectivo) may not be lower than 10% of its total weighted assets, the latter being defined as the sum of: (i) ten times the regulatory capital allocated to cover market risks; (ii) ten times the regulatory capital allocated to cover operational risks; and (iii) the total amount of credit risk-weighted assets.

According to the amended provisions of Articles 184 and 185 of the Peruvian Banking and Insurance Law, regulatory capital is defined as the sum of: (i) Tier I Regulatory Capital or Basic Capital; and Supplementary Capital.

Basic Capital or Tier I Regulatory Capital is comprised of paid-in capital (which includes common stock and non-cumulative perpetual preferred shares), legal reserves, supplementary capital premiums, voluntary reserves distributable only with prior SBS approval and retained earnings of past years and of the current year, which are committed for capitalization. It also includes instruments having the characteristics of permanence and loss absorption issued in compliance with regulations recently enacted by the SBS. Basic Capital is subject to the following deductions: losses of prior years and of the current year, any deficit due to allowances, and goodwill resulting from corporate reorganizations and acquisitions. Basic Capital is also subject to certain additional deductions (e.g., 50% of the investments in shares and subordinated debt issued by other local or foreign financial institutions or financial insurance companies, etc.).

Supplementary Capital is constituted by the sum of Tier II and Tier III Regulatory Capital. Tier II Regulatory Capital consists of voluntary reserves (which may be reduced without prior consent from the SBS), the eligible portion of redeemable subordinated debt instruments that have mixed debt and equity features, and the generic loan loss provision (up to certain limits). Tier II Regulatory Capital is subject to certain deductions under the law (e.g., 50% of the investments in shares and subordinated debt issued by other local or foreign financial institutions or financial insurance companies, etc.). Tier III Regulatory Capital consists of redeemable subordinated debt that is incurred for the exclusive purpose of covering market risk.

Banks are required to prepare and submit to the SBS, within the first 15 days of each month, a report analyzing the bank’s assets for the previous month and the total amount of the bank’s regulatory capital. Foreign currency denominated assets are valued in soles at an average exchange rate published by the SBS in effect as of the date of such report.

In February 2016, the SBS issued SBS Resolution No. 975-2016, which changed the conditions that subordinated debt must meet in order to be considered in the calculation of additional capital and the calculation methodology applicable to risk-weighted assets. This resolution is applicable to subordinated debt incurred or created from the date of its approval. However, as established in this regulation, subordinated debt incurred or created prior to its approval (and which does not meet the requirements of this new regulation) will still be considered in the calculation of regulatory capital, subject to certain rules specified therein.

Implementation of Basel III Principles

In order to implement the Basel III principles, in July 2011 the SBS approved SBS Resolution No. 8425-2011, which requires additional regulatory capital based on the risk profile of each financial institution in accordance with the guidelines approved by the SBS, to cover risks not contemplated in Pillar I of Basel II. The new resolution also includes capital requirements based on the Basel III principles related to capital conservation in order to mitigate the following risks: (a) economic cycle risk, (b) business concentration risk (by individual Section and/or region), (c) market concentration risk, (d) interest risk on the banking book and (e) other risks. The regime is being gradually implemented in phases over a period of five years, starting in July 2012. Nevertheless, the SBS has not fully adopted Basel III. These additional requirements were fully implemented in July 2016.

As of the date of this prospectus, Interbank is in compliance with the additional regulatory capital requirement approved by the SBS.

Liquidity Requirement of Basel III Principles

In December 2012, the SBS approved SBS Resolution No. 9075-2012, requiring a new calculation of the liquidity ratio coverage. The liquidity ratio coverage is a ratio for financial institutions to ensure the maintenance of adequate levels of high-quality liquidity assets that could easily be converted into cash to meet liquidity needs, for a 30 calendar day period, under a stress liquidity scenario. High-quality liquidity assets are defined as assets that are easily and immediately converted into cash.

To date, Interbank is in full compliance with all regulatory limits. In addition, Interbank’s alert system monitors any deviations so Interbank may take any preventive measures.

For the implementation of this ratio, pursuant to SBS Resolution No. 6694-2015, the SBS has defined an adequation plan, as detailed below:

	Period Jan, 2014-Dec. 2017	Period Jan. 2018-Dec. 2018	Period Jan. 2019-forward
Liquidity Ratio Coverage Ratio	80%	90%	100%

Classification of the Loan Portfolio

According to SBS regulations, the provision for loan losses is calculated and recorded following SBS Resolution No. 11356-2008, which sets parameters to determine the calculation of provisions which is based on formulas and the use of specific percentages over the balances of loans and collateral received. For example, banks must consider certain criteria with respect to the borrower, including securities; credit category; borrower’s liquidity, borrower’s equity and outstanding debt, among others. Also, it requires constitution of generic provisions based on total loan portfolio, including generic provisions on not-impaired loans. The loan portfolio provisions which result from such classification differ materially from the loan portfolio provisions which result from our application of IFRS. For a discussion of our loan portfolio classification policies and the resulting allowances, see “Item 4. Information on the Company—Selected Statistical Information —Classification of our Loan Portfolio and — Impairment Allowance for Loans” and “Note 30.1 Credit Risk” to our audited annual consolidated financial statements.

Risk of Over-Indebtedness by Consumer Banking Customers

According to SBS Resolution No. 6941-2008, as amended, banks and other financial entities must adopt a system to manage the risk of over-indebtedness that (a) allows the mitigation of such risk before and after making the loan, (b) permits the performance of a permanent monitoring of the portfolio to identify over- indebted borrowers and (c) includes the periodic evaluation of the control mechanisms being used and of the corrective actions or required improvements, as the case may be. The board of directors of such banks and other financial entities are responsible for (i) establishing and reviewing the policies and proceedings for the identification, measuring, treatment, control, reporting and monitoring of the risk from the level of indebtedness of its consumer banking customers and (ii) causing the management to adopt the necessary measures to monitor and control such risks. In addition, the board of directors must cause the bank and/or financial entity to have an organizational structure that guarantees total independence between the risk and the commercial divisions and that the incentive schemes for employees’ performance does not cause a conflict of interest with risk management policies.

Banks and financial entities that are not able to monitor, control and identify the risk of over- indebtedness are obliged to maintain a special loan loss reserve. Banks and financial entities that comply with the requirements described above are not required to maintain any such specific allowance.

Legal Reserve Requirements

Pursuant to Article 67 of the Peruvian Banking and Insurance Law, all banks must create a legal reserve.

Each year a bank must allocate 10% of its net profit to its legal reserve until its legal reserve is equal to 35% of its paid-in capital. Any subsequent increases in paid-in capital will imply a corresponding increase in the required level of the legal reserves to be funded as described above.

Lending Limits

Under Article 206 of the Peruvian Banking and Insurance Law, the total amount of direct and indirect credits and financings granted in favor of a person shall not exceed 10% of the bank’s regulatory capital. A person is defined for the purposes therein as a person or group of persons or entities representing a common or single risk.

The SBS has issued special regulations establishing the guidelines that must be followed by banks when determining legal reserves for legal proceedings for past-due loans and foreclosures.

For purposes of Peruvian Banking and Insurance Law, a single borrower includes an individual or an economic group. An economic group constituting a single or common risk, according to Peruvian Banking and Insurance Law, includes a person, such person’s close relatives and companies in which such person or close relatives have significant share ownership or decision-making capability. According to current regulations, shareholders who own or control directly or indirectly at least 4% of a company’s shares are considered to share common risk with such company. Significant decision-making capability is deemed to be present when, among others, a person or group can exercise material and continuous influence upon the decisions of a company, when a person or company holds seats on the board of directors or has principal officers in another company, or when it can be assumed that one company or person is the beneficial recipient of credit facilities granted to another company.

The 10% limit indicated above may be raised to 15%, 20% and 30%, depending on the type of collateral securing the excess over each limit. For instance, the limit can be extended to 15% when the excess is secured by a mortgage; it may be raised to 20% when the excess is collateralized with securities listed in the Selective Index of the BVL (ISBVL); and it may be raised to 30% when the excess is secured with deposits that are maintained and pledged with the bank.

Other special lending limits must also be taken into account, such as lending to related parties or affiliates (30% of regulatory capital), to local banks (30%), and to foreign banks (from 5% for non-regulated banks to 30% for first category international banks, which may also be raised to 50% when backed by letters of credit). There are other limits that require banks to diversify their portfolio through different types of assets, benefiting liquid and low-risk assets.

Lending to Related Parties

The Peruvian Banking and Insurance Law regulates and limits transactions with related parties and affiliates of financial institutions, on an unconsolidated basis. In 2015, the SBS and the SMV enacted new regulations containing definitions of indirect ownership, related parties and economic groups, which serve as the basis for determining limits on transactions with related parties and affiliates. These regulations also provide the basis for the subsequent development of specific supervision standards of financial institutions and conglomerates formed by financial institutions.

Additionally, pursuant to Article 202 of the Peruvian Banking and Insurance Law, the aggregate amount of loans to related party borrowers may not exceed 30% of a bank’s regulatory capital (exceptionally, according to Circular B-2148-2005, as amended, the amount of loans to related parties may not exceed 50% of a bank’s regulatory capital if the excess of 30% is secured by credit letters from foreign financial institutions). For purposes of this test, related party borrower includes any person or an affiliate of that person holding, directly or indirectly, 4% or more of a bank’s capital stock, directors, certain of the bank’s principal executive officers or other persons in more junior positions affiliated with the bank’s management.

All loans to related parties must be made on an arm’s-length basis with terms no more favorable than the best terms that Interbank would offer to the public.

In addition, under Article 201 of the Peruvian Banking and Insurance Law, the total amount of loans extended to directors, officers, employees or close relatives of any such persons may not exceed 7% of a bank’s regulatory capital. All loans made to any single such related party borrower may not exceed 0.35% of a bank’s regulatory capital (i.e., 5% of the overall 7% limit) per each person, including such person’s spouse and relatives. In addition, the Peruvian Banking and Insurance Law generally provides that banks may not extend credit to or guarantee the obligations of employees or members of the board of directors, except for home mortgage loans to employees and directors.

Country Risk Reserve Requirements

SBS Resolution No. 7932-2015, enacted in December 2015, requires the funding of reserves to cover exposure to country risk, which is defined to include sovereign risk, transfer risk and expropriation or nationalization risk, all of which may affect operations with companies or individuals in foreign countries. The SBS has also established guidelines indicating the procedures and responsibilities necessary for coping with country risk.

Integral Risk Management

Integral risk management is a process intended to identify potential events that can affect banks and to manage those events according to their nature and risk level. In January 2017, the SBS enacted the SBS Resolution No. 272-2017, which replaced SBS Resolution No. 037-2008. SBS Resolution No. 272-2017 contains guidelines for integral risk management of financial institutions and covers all kinds of risks that could affect a banking operation, such as operational, market, credit, AML, liquidity and reputational risks. Furthermore, it introduced various changes, focusing on corporate governance practices including the following: (i) two or more independent directors must be appointed when boards are integrated by six or more members, (ii) a remunerations committee must be formed and (iii) concepts such as ‘risk appetite’, ‘risk capacity’ and ‘risk limits’ have been modeled after the Principles for an Effective Risk Appetite Framework of the Financial Stability Board.

Credit Risk

According to the Peruvian Banking and Insurance Law, as of July 1, 2009, financial institutions would have been allowed to use the IRB methodology instead of the standardized methodology for calculating their regulatory capital requirement for credit risk, after receiving prior approval from the SBS. However, regulations required for the full implementation of both standardized and IRB methodologies by Peruvian financial institutions were not enacted until November 4, 2009, with SBS Resolution No. 14354-2009.

Under SBS Resolution No. 14354-2009, enacted in November 2009, financial institutions are allowed to use the standardized methodology and, with the prior approval of the SBS, IRB methodologies for calculating their regulatory capital requirement for credit risk. Interbank has not decided if it will request approval from the SBS to adopt the IRB methodology.

In addition, according to SBS Resolution No. 3780-2011, financial institutions are required to implement an organizational structure and certain procedures in connection with control on interests management and strategic needs procedures in order to adequately manage credit risk.

Market Risk

Regulations for the supervision of market risks, enacted in May 1998, require banks to establish internal policies and procedures to monitor these risks, as well as market risk exposure limits. Regulations define market risk as the probability of loss derived from exposure to various classes of commodities, securities, foreign exchange, derivative operations or commercial assets that banks may hold in their portfolio, which may, or may not, be accounted for in their statements of financial position. In June 2009, the SBS enacted SBS Resolution No. 6328-2009, which defines the methodology to be applied, and the requirements to be satisfied, to calculate the regulatory capital requirement for market risks under the standard methodology and the IRB methodology.

Since July 1, 2009, financial institutions have been allowed to use IRB methodology (subject to prior approval by the SBS) in substitution of the standardized methodology.

Operational Risk

SBS Resolution No. 2115-2009, enacted in April 2009, defines the methodology to be applied, and the requirements to be satisfied, by financial institutions in calculating their regulatory capital requirement for operational risk under the IRB methodology, the alternative standardized methodology and the advanced methodologies. The IRB methodology uses a bank’s gross operational margin as an “exposure indicator,” and its application does not require the prior approval by the SBS. Application of the alternative standardized methodology or the advanced methodologies requires compliance with certain provisions included in SBS Resolution No. 2115- 2009 and prior approval from the SBS.

SBS Resolution No. 2116-2009, enacted in April 2009, which approves the guidelines for managing operational risk, defines “operational risk” as the possibility of suffering losses due to inadequate procedures, failures of personnel, IT or external events, including, without limitation, legal risks (but excluding strategic and reputational risk). It also establishes that a bank’s board of directors is responsible for designing the general policies to manage operational risk and that a bank’s management is in charge of implementing such policies. Finally, it provides that each bank is obligated to create a database of all of such bank’s losses due to operational risk, classifying such losses by event.

Investments in Financial Instruments

Investment in financial instruments by Peruvian banks is restricted to those financial instruments listed in the Peruvian Banking and Insurance Law, such as equity instruments traded on a stock exchange, debt instruments (to the extent that certain requirements are satisfied), sovereign debt instruments and quotas in mutual and investment funds, among others.

Pursuant to SBS Resolution No. 7033-2012, investments in financial instruments by Peruvian banks shall be classified into any of the following categories: (a) investments at fair value with changes in results (short-term), (b) investments available-for-sale, (c) investments until maturity (long-term) and (d) investments in subsidiaries and affiliates.

On October 1, 2018, the SBS issued SBS Resolution No.72610-2018, which entered into force as of October 1, 2018, and amended the regulation on classification and valuation of investments approved by SBS Resolution No. 7033-2012 and its amendments. The main amendment contained in this resolution is the introduction of standard methodology for the identification of impairment of financial instruments classified as available-for-sale investments and held-to-maturity investments.

Reserve Requirements from the Central Reserve Bank of Peru

Under the Peruvian Banking and Insurance Law, all financial institutions regulated by the SBS (except for small-business development non-bank institutions) are required to maintain a legal reserve (encaje) for certain obligations. The Central Reserve Bank of Peru may require additional marginal reserves. The exact level and method of calculation of these reserve requirements is set by the Central Reserve Bank of Peru, which has issued different sets of regulations for foreign and local currency-denominated obligations of banks. The following liabilities are subject to the reserve requirement: demand and time deposits, savings accounts, certain obligations, securities, certain bonds and funds administered by the bank. Subject to certain requirements, the regulation excludes mid-term and long-term funding (i.e., more than two years) from foreign financial institutions, other central banks, governments or multilateral lending agencies.

In April 2004, the Central Reserve Bank of Peru began requiring reserves on amounts due to foreign banks and other foreign financial institutions, which were not previously considered obligations.

Currently, the minimum legal reserve requirement for local and foreign currency deposits is 4.0% and 9.0%, respectively. Foreign currency deposits collected from the general public are subject to a marginal rate of 35% for funds that exceed a certain level set by the Central Reserve Bank of Peru. Local and foreign currency borrowings from certain foreign sources with an original maturity of two years or less are subject to a 50% special rate. Financial institutions may satisfy the minimum reserve requirements with funds that they hold in vaults or that they have deposited in their accounts at the Central Reserve Bank of Peru.

Subject to certain requirements, the regulation excludes from the reserve requirement mid-term and long-term funding (i.e., liabilities with a minimum average maturity of more than two years, subject to other conditions) through the issuance of securities.

They must also keep at least 1.0% and 3.0% of their local and foreign currency deposited in the Central Reserve Bank of Peru, respectively. The Central Reserve Bank of Peru oversees compliance with the reserve requirements.

The Central Reserve Bank of Peru also establishes the interest rate payable on reserves that exceed the minimum legal reserve requirement applicable to both local and foreign currency deposits. The current applicable interest rate: (a) for local currency reserves, different from those described below, is the overnight deposits interest rate, minus 195 basis points; and, (b) for foreign currency deposits, is a 25% of the one-month LIBOR interest rate. Currently, no interest rate is payable in respect of local currency deposits to certain foreign sources, such as financial institutions, hedge funds, brokerage firms, pension funds and others with a foreign parent company, except for those authorized by the SBS to collect deposits from the general public in Peru. The applicable interest rate is expected to be periodically revised by the Central Reserve Bank of Peru in accordance with monetary policy objectives.

In the past, the Central Reserve Bank of Peru has on numerous occasions changed the deposit reserve requirements applicable to Peruvian commercial banks and both the rate of interest paid on deposit reserves and the amount of deposit reserves on which no interest is payable by the Central Reserve Bank of Peru.

Deposit Insurance Fund

Bank deposits are protected by the Fondo de Seguros de Depósito (Deposit Insurance Fund), against bank failure. Specifically, savings deposit by natural persons, savings deposit accounts maintained by non-profit entities and checking accounts are covered in full up to an amount that is revised quarterly by the SBS. For the period between March and May 2020, the maximum coverage amount is S/100,123 per person per bank.

The Deposit Insurance Fund was established in 1991 and was organized as a private corporation in 1996. The Deposit Insurance Fund’s governing body is led by a representative of the SBS. The additional members are appointed by the Central Reserve Bank of Peru (one member), the MEF (one member) and by the banks (three members). SBS provides the necessary administrative members and operational resources for the Deposit Insurance Fund.

The financial resources available to the Deposit Insurance Fund pursuant to the Peruvian Banking and Insurance Law include, among others, the original contribution from the Central Reserve Bank of Peru, insurance premiums paid by banks, unclaimed bank deposits (after 10 years) and fines imposed by the SBS for violations of the Peruvian Banking and Insurance Law.

In addition, the Deposit Insurance Fund may, in extraordinary situations, borrow funds with authorization from the Peruvian treasury, or it may borrow long-term government securities from the Peruvian treasury.

Anti-Money Laundering Rules

Money laundering is considered a criminal act in Peru. A special legal framework was established in April 2002, which follows the 40 recommendations of the Financial Action Task Force on Money Laundering, or “FATF,” established by the G-7. Since then, this legal framework has been amended in order to improve and increase the efficiency of the Peruvian anti-money laundering system.

Money laundering includes a wide range of serious offenses such as tax evasion, terrorism, drug trafficking, corruption and other criminal activities. A special set of anti-money laundering rules applies specifically to banks, which includes specific rules for customer and employee due diligence and recordkeeping. In March 2008, the SBS enacted additional anti-money laundering provisions, pursuant to which, among other things, banks must establish a set of policies and procedures specifically aimed to prevent asset laundering and the financing of terrorist activities. In November 2008, the SBS modified the anti-money laundering provisions to include, among other changes, the obligations of Peruvian banks to verify that their branches and foreign subsidiaries comply with the anti-money laundering and terrorism financing provisions enacted by the SBS and with the recommendations of the FATF.

On February 17, 2011, the SBS modified current anti-money laundering provisions through SBS Resolution No. 2108-2011, as amended, in order to adapt these provisions to international standards established by the Financial Action Task Force of South America (Grupo de Acción Financiera de Sudamerica, or “GAFISUD”), in relation to due diligence in the identification of clients according to their risk and profile level, among other considerations. On May 14, 2015 and December 6, 2017, the SBS further amended and supplemented the aforementioned provisions through SBS Resolution No. 2660-2015 and SBS Resolution No. 4705-2017. SBS Resolution No. 2018-2011 was replaced by SBS Resolution No. 2891-2018, which came into force on October 1, 2018.

The government agency responsible for supervising the anti-money laundering system is the UIF, which was made part of the SBS in July 2007. The chairman of this agency is appointed by the chairman of the SBS.

Disclosure of Material Information

All banks that are organized as corporations (the only exception being the Peruvian branches of foreign banks) are listed on the BVL. As a result, they are subject to the disclosure and reporting rules contained in the Peruvian Securities Market Law and the internal regulations of the SMV and the BVL. Banks are also subject to full disclosure and reporting obligations under the banking regulatory framework. See “Regulation and Supervision —The Peruvian Financial and Insurance Systems—The SMV”.

Intervention by the SBS and Liquidation

Pursuant to the Peruvian Banking and Insurance Law, the SBS has the power to interrupt the operations of a bank in order to prevent, or to control and reduce the effects of, a bank failure. Accordingly, the SBS may intervene in a bank’s business by adopting either a temporary surveillance regime or a definitive intervention regime (“Intervention”) depending on how critical the situation is deemed to be by the SBS. Intervention will be taken upon the occurrence of certain events, including (a) suspension of payments, (b) failure to comply with the restructuring plan during the surveillance regime, (c) regulatory capital is less than 50% of the minimum regulatory capital required or (d) deficit or reduction of more than 50% of its regulatory capital in a 12-month period. Less drastic measures, such as (1) placing additional requirements, (2) ordering a capital increase or an asset divesture or (3) imposing a financial restructuring plan, may be also adopted by the SBS when the situation allows for them.

An Intervention may halt a bank’s operations for up to 45 days, and may be extended for a second period of up to 45 additional days, during which time the SBS may institute measures such as: (a) canceling losses by reducing reserves, capital and subordinated debt, (b) segregating certain assets and liabilities for transfer to another financial institution and (c) merging the intervened bank with another acquiring institution. After an Intervention, the SBS will proceed to dissolve and liquidate the bank unless the preceding option (c) was applied.

Beginning on the date on which a resolution of the SBS subjecting a bank to an Intervention regime is issued, and continuing until such Intervention is concluded (which period ends when the liquidation process begins), the Peruvian Banking and Insurance Law prevents any creditor of the bank from (a) initiating any judicial or administrative procedure for the collection of any amount owed by the bank, (b) enforcing any judicial decision rendered against the bank to secure payment of any of its obligations, (c) constituting a lien or attachment over any of the assets of the bank to secure payment of any of its obligations or (d) making any payment, advance or compensation or assuming any obligation on behalf of the bank, with the funds or assets that may belong to it and are held by third parties, except for (i) set-off compensation payments that are made between regulated entities of the Peruvian banking and financial sector and insurance industry and (ii) set-off of reciprocal obligations arising from repurchase agreements and operations with financial derivatives entered into with local or foreign financial and insurance institutions.

During liquidation, claims of bank creditors rank as follows:

First order—Labor claims:

•	1st Employee remunerations.

•

2nd Social benefits, contributions to the private and public pension system and other labor claims against the bank accrued until the date when the dissolution is declared, retirement pensions or the capital required to redeem those pensions or to secure them by purchasing annuities.

Second order—Claims for bank deposits and other types of saving instruments provided under the Peruvian Banking and Insurance Law, in the portion not covered by the Deposit Insurance Fund and the contributions and resources used by such Deposit Insurance Fund to cover the above described claims for bank deposits and other types of saving instruments.

Third order—Taxes:

•	1st Claims by the Peruvian social security administration (Seguro Social de Salud del Perú EsSalud) related to health care benefits for which the bank is responsible as employer.

•	2nd Taxes.

Fourth order—Unsecured and non-privileged credits:

•

1st All unsecured and non-privileged credits against the bank, ranked on the basis of (i) the date they were assumed or incurred by the bank whereby obligations assumed or incurred on an earlier date shall rank senior in right of payment to obligations assumed or incurred by the bank at a later date, and (ii) obligations assumed or incurred by the bank on a date that cannot be determined shall rank junior in right of payment to all the obligations comprised in (i) above and pari passu among themselves.

•	2nd The legal interest on the bank’s obligations that may accrue during the liquidation.

•	3rd Subordinated debt.

Except for the first and second categories under unsecured and non-privileged credits, all claims within an order will be ranked pari passu among themselves. Each category of creditors will collect in the order indicated above, whereby distributions in one order will be subject to completing full distribution in the prior order. Any security interest created before the issuance of the resolution declaring the bank’s dissolution and the initiation of the liquidation process shall survive in order to guarantee the obligation it secures. The secured creditors shall retain the right to collect from the proceeds of the sale of the collateral, on a preferred basis (except with respect to labor claims, savings and deposits, which are privileged claims), subject to certain rules established under Article 119 of the Peruvian Banking and Insurance Law.

Peruvian banks are not subject to the regime of insolvency and bankruptcy otherwise applicable to corporations in general.

Insurance Regulation and Supervision

Solvency Requirements and Regulatory Capital

Pursuant to the Peruvian Banking and Insurance Law, the SBS regulates the solvency margin of Peruvian insurance companies. The solvency margin is based upon calculations that take into account the amount of premiums and the medium burden of claims during a specified period prior to the date on which calculation is made.

Insurance companies must also maintain a “solvency equity,” which must be equal to the highest of (a) the solvency margin, (b) the minimum capital requirements, as established by law, or (c) the company’s overall indebtedness, calculated in accordance with provisions of the Peruvian Banking and Insurance Law. The required amount of solvency equity is recalculated at least monthly and is adjusted for inflation. If the insurance company has operations subject to credit risk, part of the solvency equity should be segregated for their coverage.

The Peruvian Banking and Insurance Law provides that insurance companies should have at all times a regulatory capital that should not be lower than the solvency equity, which must be the higher than (a) the solvency margin or (b) the minimum capital required by law, or S/6,865,712 in accordance with Circular G-204-2020 for the period between January and March 2020.]

The regulatory capital of Peruvian insurance companies used to cover its operations may be conformed by: (a) the insurance company’s paid-in-capital, voluntary and legal reserves and premium for the issue of shares; and (b) the computable portion of the subordinate debt meeting SBS requirements that such entity establishes for such purpose. The Peruvian Banking and Insurance Law provides the following procedure for the determination of the regulatory capital eligible to cover insurance risks: (a) sum of the paid-in-capital, supplementary capital premium and the legal and voluntary reserves, as applicable; (b) sum of the profit of previous fiscal years and of the fiscal year in course; (c) subtraction of the amount of all the investment in subordinate bonds and shares of diverse nature made by insurance companies in other insurance companies engaged in different lines of business; and (d) subtraction of the losses of the previous fiscal years and the fiscal year in course.

Furthermore, insurance companies shall maintain a guarantee reserve equivalent to 35% of its solvency equity as a guarantee fund. According to the Peruvian Banking and Insurance Law, such guarantee fund is different and complementary to the portions of capital respectively directed to (a) constitute the solvency margin of the insurance risks; and, (b) as applicable, to cover credit risks.

Reserves

The Peruvian Banking and Insurance Law provides that insurance companies shall constitute, on a monthly basis, the following technical reserves: (a) for claims, including those that took place and were not reported, past-due capital and income or benefits of the insured parties, with pending liquidation or payment; (b) mathematical, over life or income insurance; (c) for risks in course or non-accrued premiums; and (d) for catastrophes and uncertain casualty risks.

Article 67 of the Peruvian Banking and Insurance Law also requires that all insurance companies establish a legal reserve by setting aside 10% of adjusted income before taxes, until the reserve reaches at least 35% of their capital stock.

Under SBS GAAP following the adoption of new mortality tables in 2018 the SBS allowed the adjustment of technical reserves to be spread over 10 years. Accordingly, since January 2019, pursuant to SBS GAAP we are adjusting our technical reserves over 10 years. In contrast, under IFRS, in 2018 we had a negative impact of S/144.8 million due to the aggregate effect recorded in technical reserves on insurance policies issued prior to the date of adoption of the new mortality tables. See “Presentation of Financial and Other Information—Non-GAAP Financial Measures.”

Limit of Indebtedness

Insurance companies may only take credits, in the country or abroad, for a sum not exceeding an amount equivalent to its regulatory capital. In case such limit of indebtedness is surpassed, the insurance company shall submit to the SBS a program approved by its board of directors establishing the measures adopted to eliminate the excess within a term not exceeding three (3) months.

Investment Requirements

Pursuant to the Peruvian Banking and Insurance Law, the total amount of investments of a Peruvian insurance company shall cover the total amount of technical obligations at all times. For such purposes, technical obligations are defined as the sum of all obligations that an insurance company has vis-à-vis its insured clients plus the solvency equity, the guarantee fund and the regulatory capital for the economic cycle. The assets covering the technical obligations cannot be subject to any pledge, encumbrance or precautionary measure, which limits its free availability.

Peruvian insurance companies are allowed to invest in certain eligible assets such as instruments issued by the Peruvian Central Government, classified corporate bonds and shares, among others. However, in order to balance levels of risk, applicable regulations have imposed a number of limitations to insurance companies with respect to their investments (by issuer, economic group, type of instrument and nationality, among others). In general terms, no more than 15% of the total amount of an insurance company’s technical obligations may be invested in certain instruments (including, among others, stocks and bonds) issued by the same economic group. The investment regulations further specify that investment policies of Peruvian insurance companies shall consider maximum limits by issuer (calculated over the regulatory capital of each company) depending on the type of investment and the insurance industry in which the company operates.

Pursuant to the Investment of Insurance Companies Regulation approved by SBS Resolution No. 1041- 2016 (as amended), Interseguro has implemented a plan to reduce its exposure to related parties and comply with the limits established by Article 13 of the Reglamento de Supervisión Consolidada, approved by Resolution No. 11823-2010 (as amended).

Disclosure of Relevant Information

All insurance companies that are organized as corporations (the only exception being the Peruvian branches of foreign insurance companies) have their shares listed on the BVL. As a result, they are subject to the disclosure and reporting rules contained in the Peruvian Securities Market Law and the internal regulations of the BVL. Insurance companies are also subject to full disclosure and reporting obligations under the insurance regulatory framework.

See “Regulation and Supervision —The Peruvian Financial and Insurance Systems—The SMV”.

Ownership Restrictions

The Peruvian Banking and Insurance Law establishes certain restrictions on the ownership of a bank and insurance company’s capital stock. Banks must have at least two unrelated shareholders at all times. Restrictions are placed on the ownership of shares of any bank or insurance company by persons that have committed certain crimes, as well as by public officials who have supervisory powers over banks or who are majority shareholders of an enterprise of a similar nature. All transfers of shares in a bank or insurance company must be reported to the SBS by the bank or insurance company.

Transfers involving the acquisition by any individual or corporation, whether directly or indirectly, of more than 10% of a bank or insurance company’s capital stock must receive prior authorization from the SBS. The SBS may deny authorization to such transfer of shares if the purchasers (or their shareholders in the case of legal persons) are legally disabled, have engaged in illegal activity in the areas of banking, finance, insurance or reinsurance, or if objections are raised on the basis of the purchaser’s moral fitness or financial solvency. The decision of the SBS on this matter is final and cannot be overturned in the courts. If a transfer is made without obtaining the prior approval of the SBS, the purchaser may be fined an amount equivalent to the value of the securities transferred. In addition, the purchaser will be required to sell the securities within 30 days, or the fine will double, and the purchaser is disqualified from exercising its voting rights at any shareholders’ meetings and to participate in the distribution of dividends. Foreign investors receive the same treatment as Peruvian nationals and are subject to the same limitations described above.

Risk Rating

The Peruvian Banking and Insurance Law and SBS Resolution No. 18400-2010, enacted in December 2010, require that all financial and insurance institutions be rated by at least two rating agencies (registered with the SBS) on a semiannual basis (updated in March and September), in addition to the SBS’s own assessment. Criteria to be considered in the rating include risk management and control procedures, loan quality, financial strength, profitability, liquidity and financial efficiency. Five risk categories are assigned, from “A,” lowest risk, to “E,” highest risk, allowing for subcategories within each letter.

Intervention by the SBS

Pursuant to the Peruvian Banking and Insurance Law, the SBS has the power to interrupt the operations of an insurance company to prevent, or to control and reduce, the effects of its failure. Accordingly, SBS intervention may be of two levels, depending on how critical the situation is: a temporary supervision regime or a definitive intervention regime prior to liquidating the bank or insurance company. Intervention will be taken upon the occurrence of certain events including: (1) payment interruption; (2) failure to comply with the restructuring plan during the surveillance regime; (3) deficit or reduction of more than 50% of its regulatory capital in a 12-month period; or (4) deficit or reduction of its regulatory capital in excess of 50% of its solvency capital.

The intervention regime and the liquidation is the same as the one described above for banking entities. See “Item 4. Information on the Company—Business Overview—Regulation and Supervision—The Peruvian Financial and Insurance System—Intervention by the SBS and Liquidation”. See “Item 4. Information on the Company—Business Overview—Regulation and Supervision—Investment Requirements” for a discussion of investment requirements and technical obligations.

General Overview of the Bahamian Financial Regulatory Framework

The regulatory framework for the operation of the Bahamian bank and trust industry is set forth in the Central Bank of The Bahamas Act, 2000, as amended, and the Banks and Trust Companies Regulation Act, 2000, as amended, and their related rules and regulations. The Central Bank of The Bahamas licenses and supervises all of the banks and trust companies in The Bahamas. Its objectives include promoting and maintaining monetary stability and ensuring a sound financial system through the effective application of international regulatory and supervisory standards. All banks must adhere to the Central Bank of The Bahamas’ licensing and prudential requirements, ongoing supervisory programs and regulatory reporting requirements, and are subject to periodic onsite inspections. The regulatory framework for the securities industry in The Bahamas is set forth in the Securities Industry Act, 2011, as amended, and the Securities Industry Regulations, 2012. The relevant regulator for the securities industry is the Securities Commission of The Bahamas.

Licensing

Inteligo Bank has been granted a banking license by the Central Bank of The Bahamas and an International Banking License by the Superintendency of Banks of Panama. Under the BTCRA, the Central Bank of The Bahamas may revoke the license of a licensee if: in the opinion of the Central Bank of The Bahamas, the licensee (i) is carrying on its business in a manner detrimental to the public interest or the interests of its depositors or other creditors or (ii) contravening the provisions of Bahamian banking law or any other law, order or regulations made thereunder, or any term or condition subject to which the license was issued, either in The Bahamas or elsewhere; (iii) if Inteligo Bank has ceased to carry on its banking business; or (iv) if Inteligo Bank becomes bankrupt or goes into liquidation or is wound up or otherwise dissolved.

Inteligo Bank’s asset management activities and securities custody and trading activities are subject to supervision by the Securities Commission of The Bahamas. Inteligo Bank holds the following licenses from the Securities Commission of The Bahamas: Dealing as Agent or Principal; Arranging Securities; Managing Securities; and Advising on Securities. Inteligo Bank is licensed to undertake all securities related activities that are ancillary to its banking business.

Banking Regulation and Supervision

Banking regulations on capital adequacy and regulatory framework in The Bahamas take into account the recommendations of the Basel Committee. The Central Bank of The Bahamas has adopted a Basel Implementation Program (the “Program”) and has effectively implemented Pillar I, Pillar II and Pillar III of the Basel II framework. The Pillar I framework focuses on the capital adequacy ratio requirements. Pillar II focuses on the ICAAP (the guidelines in relation to the ICAAP were released in August of 2016), and Pillar III relates to Minimum Disclosures. The Central Bank of The Bahamas has rolled out the capital component of the Basel III framework and in 2017, began to implement other elements namely, the Capital Buffers, the Leverage Ratio, the Net Stable Funding Ratio and the Liquidity Coverage Ratio. It should be noted that the Basel implementation timeline with respect to these ratios extends into 2020.

Corporate Governance

The Guidelines for the Corporate Governance of Banks and Trust Companies Licensed to Do Business Within and From Within The Bahamas, issued by the Central Bank of The Bahamas, list the minimum standards that banks must adopt in respect of their corporate governance framework. Generally, the guidelines require the board of directors to develop and implement policies and procedures to ensure (i) the competence and independence of board members, (ii) proper management of strategic, business and process-level risks, (iii) compliance with applicable laws, regulations and guidelines, and (iv) ongoing reporting to the Central Bank of The Bahamas.

Limits on Large Exposures

Pursuant to the Banks and Trust Companies (Large Exposures) (Amendment) Regulations, 2012, no bank shall (i) incur exposures to any individual counterparty or group of connected parties which in the aggregate exceed 25% of the bank’s capital base, (ii) hold non-capital investments in securities of a single issuer which exceed 10% of the bank’s capital base, (iii) incur exposures to its related parties which in the aggregate exceed 15% of the bank’s capital base, (iv) incur exposures to related parties unless approved by the bank’s board of directors and negotiated on an arm’s length basis, or, (v) incur non-exempt large exposures which in the aggregate exceed 800% of its capital base. There are certain exemptions listed in the regulations, and the Central Bank of The Bahamas may also exempt a bank from the exposure limits outlined in the regulations in certain circumstances.

Classification of Impaired Assets

The Guidelines for the Measurement, Monitoring and Control of Impaired Assets, issued by the Central Bank of The Bahamas, provide the Central Bank of The Bahamas’ minimum requirements for the recognition, measurement and classification of impaired assets. An impaired asset is defined as an asset where there is no longer a reasonable assurance of timely collection of the full amount of principal and interest due to a deterioration of credit quality of the counterparty. Banks are required to follow the requirements of the International Financial Reporting Standards relating to impaired assets, in particular International Accounting Standards 18, 36 and 39.

Credit Risk

The Guidelines for the Management of Credit Risk, issued by the Central Bank of The Bahamas, require banks to have a written statement of their credit risk strategy and policies and procedures to implement the strategy. The strategy and policies should be approved by the board of directors and should be consistent with the bank’s degree of risk tolerance, the level of capital available for credit activities and credit management expertise. The Central Bank of The Bahamas endorses the Basel Committee’s Principles for the Management of Credit Risk (September 2000).

Market Risk

The Guidelines on the Management of Market Risk, issued by the Central Bank of The Bahamas, require banks that meet the stated threshold tests to establish sound policies and procedures for the management of market risk, to be supervised and controlled by the board of directors and senior management. Market risk is defined as the risk of losses in on and off-balance sheet positions arising from movements in market prices.

Operational Risk

The Guidelines for the Management of Operational Risk, issued by the Central Bank of The Bahamas, require senior management of a bank, under the approval of the board of directors, to develop and implement an operational risk management framework that explicitly recognizes operational risk as a distinct risk to the institution and aims to effectively manage it. Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems from external events. The guidelines are based upon the Principles for the Sound Management of Operational Risk, issued by the Basel Committee on Banking Supervision in 2011.

Country Risk

The Guidelines for the Management of Country Risk, issued by the Central Bank of The Bahamas, require banks to have a risk management process that focuses on the broadly defined concept of country risk and addresses certain minimum requirements listed therein. The guidelines reference the Basel Committee’s Core Principles for Effective Banking Supervision.

Anti-Money Laundering Laws and Regulations

Money laundering is a criminal act in The Bahamas. The laws of The Bahamas concerning money laundering and combatting the financing of terrorism are contained in the following legislation, as amended: (i) the Proceeds of Crime Act, 2018; (ii) the Anti-Terrorism Act, 2004; (iii) the Financial Transactions Reporting Act, 2018; (iv) the Financial Transaction Reporting Regulations, 2018; (v) the Financial Transactions Reporting (Wire Transfers) Regulations, 2018; (vi) the Financial Intelligence Unit Act, 2000; and (vii) the Financial Intelligence (Transactions Reporting) Regulations, 2001. The Guidelines for Licensees on the Prevention of Money Laundering & Countering the Financing of Terrorism, issued by the Central Bank of The Bahamas, apply specifically to banks and other licensees of the Central Bank of The Bahamas. The guidelines require banks to establish clear responsibilities and accountabilities to ensure that policies, procedures and controls which deter criminals from using their facilities for money laundering or the financing of terrorism, are implemented and maintained, thus ensuring that they comply with their obligations under the law. Banks must have in place sufficient controls and monitoring systems for timely detection and reporting of suspicious activities, proper verification of their customers’ identities, record keeping in accordance with applicable laws, and ongoing education and training for its employees.

The Bahamas has enacted the Commercial Entities (Substance Requirements) Act, 2018 which requires substantial economic presence in The Bahamas for certain Bahamian entities that conduct relevant activities. A relevant activity includes the business of banking as conducted by Inteligo Bank. However Inteligo Bank intends to seek exemption from this legislation as it considers itself to be tax resident in another jurisdiction, Panama, despite being a licensed bank in The Bahamas. As a tax resident in Panama, Inteligo Bank would be exempt from the requirements of the Commercial Entities (Substance Requirements) Act, 2018 if it fulfills certain disclosure and governance requirements of the applicable legislation. If Inteligo Bank is not considered to be tax resident in Panama, or does not fulfill the requirements of the applicable legislation, it will have to enhance its economic and business presence in The Bahamas in order to comply with the Commercial Entities (Substance Requirements) Act, 2018.

External Auditors

The Guidelines on the Relationship between External Auditors of Licensees and the Central Bank of The Bahamas, issued by the Central Bank of The Bahamas, require banks to inform the Central Bank of The Bahamas of the appointment of their external auditors. In addition to listing certain criteria to be used when appointing external auditors, the guidelines also provide examples of facts and matters of material significance that must be reported by an external auditor to the Central Bank of The Bahamas, such as material misstatements in financial statements or evidence of fraudulent activities. The guidelines take into account the aspects of the Basel Committee’s paper, The Relationship Between Banking Supervisors and Banks’ External Auditors (2002).

C.	Organizational Structure

The following chart presents our corporate structure, indicating our principal subsidiaries and respective ownership interests.

D.	Property, Plants and Equipment

We are based in Peru and our principal executive offices are located at Av. Carlos Villarán 140, Urbanización, Santa Catalina, La Victoria, Lima 13, Peru, which is owned by Interbank.

Our principal subsidiaries own or lease the following properties:

Interbank

Interbank owns its headquarters, the Interbank Tower, located at Av. Carlos Villarán 140, Urbanización, Santa Catalina, La Victoria, Lima 13, Peru (approximately 46,585 square meters). Although most of its financial store facilities are leased, Interbank owned 50 financial store facilities as of December 31, 2019.

Interseguro

Interseguro owns its administrative office, located at Av. Javier Prado 492, San Isidro, Lima, Peru (approximately 3,219 square meters) as well as its main commercial office, located at Av. Paseo de la República 3071, San Isidro, Lima 27, Peru (approximately 1,650 square meters). Additionally, Interseguro leases one facility in the district of Los Olivos, Lima (approximately 207 square meters) and 16 facilities in different provinces of Peru. Most of Interseguro’s facilities outside of Lima are subleased to Interbank.

Inteligo

Inteligo had seven offices as of December 31, 2019. Inteligo owns its branch in Panama and leases the rest of the facilities where it operates (approximately 3,846 square meters). Inteligo Bank’s registered headquarters are located at Inteligo Bank — Seventeen Shop Building, First Floor, Collins Avenue & Fourth Terrace, Centreville, Nassau, The Bahamas. Inteligo SAB’s registered headquarters are located at Inteligo SAB — Av. Rivera Navarrete 501, San Isidro, Lima, Peru. Interfondos’ registered headquarters are located at Interfondos — Av. Carlos Villaran 140, Sixth Floor, La Victoria, Lima, Peru.

SELECTED STATISTICAL INFORMATION

The following tables present certain selected statistical information and ratios for IFS for the periods indicated. The following information is included for analytical purposes and should be read in conjunction with the information included in “Item 5. Operating and Financial Review and Prospects” and our audited annual consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 20-F. The statistical information and discussion and analysis presented below for the fiscal years ended December 31, 2019, December 31, 2018 and December 31, 2017 reflect our consolidated financial position with our subsidiaries, Inteligo, Interbank and Interseguro, as of December 31, 2019, 2018 and 2017 and their results of operations for 2019, 2018 and 2017.

Average annual balances are based on five quarterly balances. Nominal average interest rates have been calculated by dividing interest earned on assets or paid on liabilities by the corresponding average balances on such assets or liabilities.

As explained in Note 3.2.2 to our financial statements, we have adopted for the first time IFRS 9 “Financial Instruments”, effective for annual periods beginning on or after January 1, 2018. IFRS 9 replaces IAS 39 “Financial Instruments: Recognition and Measurement” for annual periods starting on or after January 1, 2018.

The adoption of IFRS 9 has fundamentally changed the Company’s accounting for loan loss impairments by replacing the incurred loss approach under IAS 39 with a forward-looking expected credit loss (ECL) approach. IFRS 9 requires us to record an allowance for expected credit loss for all loans and other debt financial assets not held at fair value through profit or loss, together with financial guarantee contracts. The allowance is based on the expected credit loss associated with the probability of default in the next 12 months unless there has been a significant increase in credit risk since origination. If the financial asset meets the definition of purchased or originated credit impaired (POCI), the allowance is based on the change in the expected credit loss over the life of the asset.

As permitted by IFRS 9, we have not restated the comparative information for prior years. Therefore, the comparative information for 2017 and prior periods is reported under IAS 39 and is not comparable to the information presented for 2019 and 2018.

Likewise, on January 1, 2019, we adopted for the first time IFRS 16 “Leases” which established that at the commencement date of a lease, a lessee will recognize a liability to reflect lease payments and the asset that represents the right-of-use of the underlying leased asset during the lease term will be recorded. Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. As permitted by the transitional provisions of IFRS 16, we elected to apply the modified retrospective approach and we have not restated comparative figures. See Note 3.2.2 to our audited annual consolidated financial statements.

Average Balance Sheets, Income Earned from Interest-Earning Assets, Interest Paid on Interest-Bearing Liabilities

The tables below set forth, by currency of denomination, average balances for IFS prepared on a consolidated basis, and, where applicable, interest earned on interest-earning assets and interest paid on interest-bearing liabilities for the periods indicated. Except as otherwise indicated, average balances, when used, have been classified by currency (soles or foreign currency (primarily U.S. dollars)), regardless of the domestic or international origin of the relevant balances. In addition, unless otherwise set forth in this Annual Report on Form 20-F, such average balances are based on quarterly balances. Nominal average interest rates have been calculated by dividing interest earned on assets or paid on liabilities by the corresponding average balances on such assets or liabilities.

	For the year ended December 31,
	2019			2018			2017
	(S/ in millions, except for percentages)
	Average Balance	Interest Earned	Nominal Average Rate	Average Balance	Interest Earned	Nominal Average Rate	Average Balance	Interest Earned	Nominal Average Rate
Interest-earning assets:
Cash and due from banks
Soles	1,356.4	7.5	0.6%	1,431.3	5.4	0.4%	1,246.8	8.9	0.7%
Foreign Currency	9,114.3	114.0	1.3%	7,654.1	46.2	0.6%	9,011.4	21.2	0.2%

Total	10,470.7	121.5	1.2%	9,085.4	51.6	0.6%	10,258.2	30.1	0.3%

Investments
Soles	10,948.7	554.1	5.1%	10,019.9	528.7	5.3%	6,523.1	341.6	5.2%
Foreign Currency	7,200.0	341.0	4.7%	7,688.7	384.3	5.0%	5,407.1	235.8	4.4%

Total	18,148.7	895.1	4.9%	17,708.7	913.0	5.2%	11,930.2	577.4	4.8%

Loans
Soles	25,474.5	3,184.8	12.5%	22,161.0	2,801.1	12.6%	19,980.3	2,683.0	13.4%
Foreign Currency	10,606.2	645.8	6.1%	9,445.2	555.6	5.9%	8,718.4	518.5	5.9%

Total	36,080.7	3,830.6	10.6%	31,606.2	3,356.7	10.6%	28,698.7	3,201.5	11.2%

Total interest-earning assets
Soles	37,779.6	3,746.4	9.9%	33,612.2	3,335.2	9.9%	27,750.2	3,033.6	10.9%
Foreign Currency	26,920.6	1,100.8	4.1%	24,788.1	986.1	4.0%	23,136.9	775.5	3.4%

Total	64,700.2	4,847.2	7.5%	58,400.2	4,321.3	7.4%	50,887.1	3,809.0	7.5%

Taxable interest income	—	3,834.2	—	—	3,356.2	—	—	3,166.7	—
Non-taxable interest income	—	1,013.0	—	—	965.1	—	—	642.3	—
Interest-bearing liabilities:
Deposits and obligations
Soles	21,119.7	(577.4)	(2.7)%	18,225.8	(468.1)	(2.6)%	15,675.5	(461.5)	(2.9)%
Foreign Currency	14,523.6	(173.6)	(1.2)%	13,672.6	(135.1)	(1.0)%	13,881.7	(110.0)	(0.8)%

Total	35,643.2	(751.0)	(2.1)%	31,898.4	(603.2)	(1.9)%	29,557.2	(571.5)	(1.9)%

Due to banks and correspondents(1)
Soles	3,321.6	(138.8)	(4.2)%	3,473.8	(137.6)	(4.0)%	3,984.4	(181.4)	(4.6)%
Foreign Currency	956.5	(42.3)	(4.4)%	922.5	(36.2)	(3.9)%	1,323.8	(41.0)	(3.1)%

Total	4,278.1	(181.1)	(4.2)%	4,396.3	(173.7)	(4.0)%	5,308.2	(222.4)	(4.2)%

Bonds, notes and other obligations
Soles	2,177.8	(138.3)	(6.3)%	1,180.3	(90.0)	(7.6)%	427.9	(30.6)	(7.2)%
Foreign Currency	4,821.3	(337.5)	(7.0)%	5,024.6	(303.7)	(6.0)%	4,460.8	(295.4)	(6.6)%

Total	6,999.2	(475.8)	(6.8)%	6,204.9	(393.7)	(6.3)%	4,888.7	(326.0)	(6.7)%

Total Interest-bearing liabilities:
Soles	26,619.1	(854.6)	(3.2)%	22,879.9	(695.6)	(3.0)%	20,087.8	(673.5)	(3.4)%
Foreign Currency	20,301.4	(553.3)	(2.7)%	19,619.7	(475.0)	(2.4)%	19,666.3	(446.4)	(2.3)%

Total	46,920.5	(1,407.9)	(3.0)%	42,499.6	(1,170.6)	(2.8)%	39,754.1	(1,119.9)	(2.8)%

(1)	Includes inter-bank funds.

The following tables set forth, by currency of denomination, average balances for our non-interest earning assets and non-interest bearing liabilities and shareholders’ equity for the periods indicated.

	For the year ended December 31,
	2019	2018	2017
	(S/ in millions)
	Average Balance	Average Balance	Average Balance
Impairment allowance for loans
Soles	(1,143.8)	(1,025.8)	(1,020.7)
Foreign Currency	(262.8)	(261.7)	(183.4)

Total	(1,406.5)	(1,287.6)	(1,204.1)

Investment property
Soles	932.8	924.9	833.7
Foreign Currency	49.3	97.7	—

Total	982.0	1,022.6	833.7

Property, furniture and equipment, net
Soles	853.3	607.3	589.9
Foreign Currency	7.1	—	0.0

Total	860.4	607.3	589.9

Accounts receivable and other assets, net
Soles	1,135.8	979.1	834.6
Foreign Currency	524.1	300.1	208.5

Total	1,659.9	1,279.2	1,043.1

Intangibles and goodwill, net
Soles	958.0	888.1	421.9
Foreign Currency	0.0	0.0	0.0

Total	958.0	888.1	421.9

Due from customers on acceptances
Soles	—	—	—
Foreign Currency	109.0	88.3	26.9

Total	109.0	88.3	26.9

Deferred Income Tax asset, net
Soles	65.0	74.6	53.5
Foreign Currency	—	—	—

Total	65.0	74.6	53.5

Total non-interest-earning assets:
Soles	2,801.1	2,448.1	1,713.0
Foreign Currency	426.7	224.3	52.1

Total	3,227.8	2,672.4	1,765.0

	For the year ended December 31,
	2019	2018	2017
	(S/ in millions, except for percentages)
	Average Balance	Average Balance	Average Balance
Non-interest-bearing liabilities:
Due from customers on acceptances
Soles	—	—	—
Foreign Currency	109.0	88.3	26.9

Total	109.0	88.3	26.9

Accounts payable, provisions and other liabilities
Soles	1,609.5	1,322.6	941.1
Foreign Currency	473.5	434.2	315.6

Total	2,083.0	1,756.9	1,256.7

Insurance contract liabilities
Soles	6,790.4	6,142.0	3,816.7
Foreign Currency	4,096.6	4,073.9	2,452.1

Total	10,887.0	10,215.9	6,268.8

Deferred Income Tax Liability, net
Soles	0.0	0.1	2.1
Foreign Currency	—	—	—

Total	0.0	0.1	2.1

Total non-interest-bearing liabilities:
Soles	8,399.9	7,464.7	4,759.9
Foreign Currency	4,679.1	4,596.4	2,794.6

Total	13,079.0	12,061.1	7,554.5

Return on Equity and Assets

The following table sets forth our return on average total assets and average shareholders’ equity and related information for the periods indicated:

	For the year ended December 31,
	2019	2018	2017
Return on average total assets	2.1%	1.8%	2.0%
Return on average shareholders’ equity	18.3%	16.6%	19.3%
Equity to assets ratio(1)	11.7%	10.7%	10.1%
Dividend payout ratio(2)	48.2%	60.0%	49.4%

(1)	Average shareholders’ equity as a percentage of average assets.
(2)

Dividends divided by net profit. Dividends declared in 2019 will be paid in 2020, dividends declared in 2018 and 2017 were paid in 2019 and 2018, respectively. Dividends are declared and paid in U.S. dollars.

Changes in Net Interest and Similar Income and Net Interest and Similar Expense: Volume and Rate Analysis

The following table sets forth, by currency of denomination, changes in our interest revenue and expenses between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates from the year ended December 31, 2016 to the year ended December 31, 2017, from the year ended December 31, 2017 to the year ended December 31, 2018 and from the year ended December 31, 2018 to the year ended December 31, 2019. Volume and rate variances have been calculated based on movements in average quarterly balances and changes in nominal interest rates, average interest-earning assets and average interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

	December 31, 2019/2018			December 31, 2018/2017			December 31, 2017/2016
	Increase (Decrease) Due to Changes in:			Increase (Decrease) Due to Changes in:			Increase (Decrease) Due to Changes in:
	Rate	Volume	Net Change	Rate	Volume	Net Change	Rate	Volume	Net Change
	(S/ in millions)
Interest-earning assets:
Cash and due from banks(1)
Soles	2.5	(0.4)	2.1	(4.2)	0.7	(3.5)	(2.4)	0.3	(2.1)
Foreign Currency	49.6	18.3	67.8	33.2	(8.2)	25.0	14.4	(2.8)	11.6

Total	52.1	17.9	70.0	29.0	(7.5)	21.5	12.0	(2.5)	9.5

Investments
Soles	(21.6)	47.0	25.4	2.5	184.5	187.0	(34.7)	98.6	63.9
Foreign Currency	(20.2)	(23.1)	(43.3)	34.5	114.0	148.5	(16.9)	30.5	13.6

Total	(41.8)	23.9	(17.9)	37.0	298.5	335.5	(51.6)	129.1	77.5

Loans
Soles	(30.6)	414.3	(383.7)	(157.6)	275.6	118.1	(105.9)	145.9	40.0
Foreign Currency	19.5	70.7	(90.2)	(5.6)	42.7	37.1	(22.5)	(0.3)	(22.8)

Total	(11.1)	484.9	(473.9)	(163.2)	318.4	155.2	(128.4)	145.6	17.2

Total interest-earning assets:
Soles	(49.6)	460.8	411.2	(159.2)	460.8	301.7	(143.1)	244.8	101.8
Foreign Currency	48.9	65.8	114.7	62.0	148.6	210.6	(24.9)	27.4	2.5

Total	(0.7)	526.7	525.9	(97.2)	609.4	512.3	(168.0)	272.2	104.2

Interest-bearing liabilities: Deposits and obligations
Soles	(30.3)	(79.1)	(109.4)	58.9	(65.5)	(6.6)	(4.0)	(65.0)	(69.0)
Foreign Currency	(28.3)	(10.2)	(38.4)	(27.2)	2.1	(25.1)	(12.3)	7.0	(5.4)

Total	(58.5)	(89.3)	(147.8)	31.7	(63.4)	(31.7)	(16.3)	(58.1)	(74.4)

Due to banks and correspondents
Soles	(7.6)	6.4	(1.3)	23.7	20.2	43.9	2.4	15.7	18.1
Foreign Currency	(4.6)	(1.5)	(6.1)	(10.9)	15.7	4.8	2.1	12.7	14.8

Total	(12.2)	4.9	(7.4)	12.7	36.0	48.7	4.5	28.4	32.9

Bonds, notes and other obligations
Soles	15.0	(63.3)	(48.3)	(2.0)	(57.4)	(59.4)	(3.7)	0.5	(3.3)
Foreign Currency	(48.0)	14.2	(33.8)	25.8	(34.1)	(8.3)	12.3	(5.5)	6.8

Total	(33.0)	(49.1)	(82.1)	23.8	(91.4)	(67.7)	8.5	(5.0)	3.5

Total Interest-bearing liabilities:
Soles	(22.9)	(136.1)	(159.0)	80.5	(102.6)	(22.1)	(5.4)	(48.8)	(54.2)
Foreign Currency	(80.9)	2.6	(78.3)	(12.3)	(16.3)	(28.6)	2.0	14.1	16.2

Total	(103.8)	(133.5)	(237.3)	68.2	(118.9)	(50.7)	(3.3)	(34.7)	(38.0)

(1)	Includes inter-bank funds.

Interest-Earning Assets: Net Interest Margin and Yield Spread

The following table set forth for each of the periods indicated, by currency of denomination, our levels of average interest-earning assets, net interest income, gross yield, net interest margin and yield spread, all on a nominal basis.

	For the year ended December 31,
	2019	2018	2017
	(S/ in millions, except for percentages)
Average interest-earning assets
Soles	37,779.6	33,612.2	27,750.2
Foreign Currency	26,920.6	24,788.1	23,136.9

Total	64,700.2	58,400.2	50,887.1

	For the year ended December 31,
	2019	2018	2017
	(S/in millions, except for percentages)
Net interest income(1)
Soles	2,891.8	2,639.6	2,360.1
Foreign Currency	547.5	511.1	329.1

Total	3,439.3	3,150.7	2,689.1

Gross yield(2)
Soles	9.9%	9.9%	10.9%
Foreign Currency	4.1%	4.0%	3.4%

Total	7.5%	7.4%	7.5%

Net interest margin(3)
Soles	7.7%	7.9%	8.5%
Foreign Currency	2.0%	2.1%	1.4%

Total	5.3%	5.4%	5.3%

Yield spread(4)
Soles	6.7%	6.9%	7.6%
Foreign Currency	1.4%	1.6%	1.1%

(1)	“Net interest income” is defined as interest and similar income less interest and similar expense.
(2)	“Gross yield” is defined as interest and similar income divided by average interest-earning assets.
(3)	“Net interest margin” is defined as net interest and similar income divided by average interest-earning assets.
(4)	“Yield spread”, on a nominal basis, represents the difference between gross yield on average interest- earning assets and average cost of interest-bearing liabilities.

Investment Portfolio

The following table sets forth our financial investment portfolio by type on the dates indicated. For more information on our financial investment portfolio as of December 31, 2019 and 2018, see Note 5 to our audited annual consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F.

	As of December 31,
	2019		2018		2017		2016		2015
	S/ in millions	%	S/ in millions	%	S/ in millions	%	S/ in millions	%	S/ in millions	%
Equity securities	1,505.6	8.0%	1,180.2	6.8%	771.8	4.6%	588.8	5.8%	705.2	8.2%
Bonds	9,047.6	48.0%	8,806.8	50.6%	8,519.5	50.9%	4,749.1	47.0%	3,553.9	41.5%
Investment in Peruvian sovereign and global bonds	5,705.0	30.3%	4,868.3	28.0%	4,189.5	25.0%	1,904.4	18.8%	1,834.2	21.4%
Negotiable bank certificates issued by the Central Reserve Bank of Peru	1,483.5	7.9%	1,380.5	7.9%	2,124.8	12.7%	1,751.7	17.3%	1,541.7	18.0%
Mutual funds and investment funds participations	1,106.5	5.9%	1,168.5	6.7%	1,120.8	6.7%	1,111.3	11.0%	925.6	10.8%

Total	18,848.1	100.0%	17,404.3	100.0%	16,726.5	100.0%	10,105.4	100.0%	8,560.6	100.0%

Plus: Accrued interest	224.7		225.2		197.7		104.4		91.3

Total investments, net	19,072.7		17,629.4		16,924.1		10,209.8		8,651.9

The following tables set forth the maturities of our financial investment portfolio as of December 31, 2019, before accrued interest.

Maturities of Investment Portfolio

	As of December 31, 2019
	1 month	Average Yield	1-3 months	Average Yield	3 months -1 year	Average Yield	1-5 years	Average Yield	5-10 years	Average Yield	Over 10 years	Average Yield	No maturity	Average Yield	Total
	(S/. In millions except for percentages)
Investments at fair value through profit or loss:
Equity securities	—	—	—	—	—	—	—	—	—	—	—	—	379.8	—	379.8
Bonds	—	—	—	—	—	—	—	—	—	—	—	—	65.2	4.9%	65.2
Peruvian sovereign and global Bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mutual funds and investments participations	—	—	—	—	—	—	—	—	—	—	—	—	1,106.5	—	1,106.5

Total Investments at fair value through profit or loss	—		—		—		—		—		—		1,551.5		1,551.5

Instruments measured at fair value through other comprehensive income:
Equity securities	—	—	—	—	—	—	—	—	—	—	—	—	1,125.7	—	1,125.7
Bonds	7.3	2.6%	—	0.0%	213.4	2.7%	726.7	4.5%	1,616.8	4.4%	6,418.0	5.0%	—	—	8,982.3
Peruvian sovereign and global Bonds	—	—	—		—		549.3	3.0%	311.7	3.7%	2,683.2	4.1%	—	—	3,544.2
Negotiable bank certificates issued by the Central Reserve Bank of Peru	119.9	2.8%	494.4	2.6%	828.4	2.5%	40.8	2.3%	—	—	—	—	—	—	1,483.5
Mutual funds and investments participations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total Instruments measured at fair value through other comprehensive income	127.2		494.4		1,041.8		1,316.8		1,928.5		9,101.2		1,125.7	—	15,135.7

Investments at amortized cost:
Peruvian sovereign Bonds	—	—	—	—	—	—	1,158.8	2.7%	783.3	3.8%	218.6	4.8%	—	—	2,160.8

Total Investments at amortized cost	—		—		—		1,158.8		783.3		218.6		—		2,160.8

Total investments	127.2		494.4		1,041.8		2,475.6		2,711.8		9,319.9		2,677.3		18,848.1

%	0.7%		2.6%		5.5%		13.1%		14.4%		49.5%		14.2%		100.0%

Loan Portfolio

The following table sets forth our loans by type of loan, at the dates indicated.

	As of December 31,
	2019		2018		2017		2016		2015
	S/ in millions	%	S/ in millions	%	S/ in millions	%	S/ in millions	%	S/ in millions	%
Loan Portfolio
Loans	28,504.7	74.5%	25,569.2	75.1%	21,833.1	74.8%	20,638.2	74.0%	19,481.9	72.8%
Credit cards	5,877.0	15.4%	4,881.4	14.3%	3,798.7	13.0%	3,859.1	13.8%	3,708.6	13.9%
Leasing	1,533.4	4.0%	1,682.6	4.9%	1,706.7	5.9%	1,771.5	6.3%	2,010.3	7.5%
Discounted notes	686.2	1.8%	495.0	1.5%	547.9	1.9%	407.4	1.5%	438.0	1.6%
Factoring receivables	374.2	1.0%	309.6	0.9%	162.6	0.6%	201.9	0.7%	213.8	0.8%
Advances and overdrafts	87.4	0.2%	50.2	0.1%	57.8	0.2%	39.5	0.1%	66.7	0.2%
Refinanced loans	251.2	0.7%	210.4	0.6%	273.4	0.9%	296.5	1.1%	249.2	0.9%
Past-due and under legal collection loans	943.2	2.5%	856.9	2.5%	794.5	2.7%	693.3	2.5%	589.1	2.2%

Total gross loans	38,257.1	100.0%	34,055.2	100.0%	29,174.7	100.0%	27,907.5	100.0%	26,757.7	100.0%

Add:
Accrued interest from performing loans	316.2		318.3		286.5		311.7		302.6
Less:
Impairment allowance for loans	(1,394.8)		(1,364.8)		(1,202.1)		(1,166.8)		(1,041.6)
Unearned interest and interest collected in advance	(41.7)		(47.7)		(55.0)		(26.5)		(24.4)

Total direct loans, net	37,136.9		32,960.9		28,204.2		27,025.9		25,994.2

Loans by Economic Activity

The following table sets forth the composition of our loan portfolio at the dates indicated based on the borrower’s principal economic activity.

	As of December 31,
	2019		2018		2017		2016		2015
	S/ in millions	%	S/ in millions	%	S/ in millions	%	S/ in millions	%	S/ in millions	%
Loans by economic activity
Retail loans	21,019.9	54.9%	18,202.3	53.4%	15,394.1	52.8%	14,497.1	51.9%	13,795.8	51.6%
Manufacturing	4,009.1	10.5%	3,494.1	10.3%	3,044.4	10.4%	3,130.1	11.2%	2,465.4	9.2%
Commerce	3,075.7	8.0%	2,874.1	8.4%	2,352.7	8.1%	2,146.4	7.7%	1,754.5	6.6%
Lease and real estate activities	834.7	2.2%	1,044.2	3.1%	868.0	3.0%	967.7	3.5%	1,106.5	4.1%
Agriculture	1,238.4	3.2%	1,001.8	2.9%	989.0	3.4%	1,015.4	3.6%	1,122.4	4.2%
Financial services	1,131.8	3.0%	557.7	1.6%	620.9	2.1%	581.8	2.1%	575.6	2.2%
Communication, storage and transportation	973.0	2.5%	946.6	2.8%	757.7	2.6%	747.2	2.7%	745.5	2.8%
Construction	688.9	1.8%	666.7	2.0%	716.2	2.5%	789.9	2.8%	797.9	3.0%
Electricity, gas and water	693.6	1.8%	892.3	2.6%	999.2	3.4%	1,203.6	4.3%	979.8	3.7%
Mining	579.1	1.5%	601.9	1.8%	551.2	1.9%	388.1	1.4%	457.4	1.7%
Fishing	375.6	1.0%	253.7	0.7%	189.1	0.6%	248.7	0.9%	120.7	0.5%
Education, health and other	538.9	1.4%	598.2	1.8%	114.7	0.4%	121.2	0.4%	126.1	0.5%
Others	3,098.3	8.1%	2,921.6	8.6%	2,577.4	8.8%	2,070.2	7.4%	2,710.0	10.1%

Total direct gross loans	38,257.1	100.0%	34,055.2	100.0%	29,174.7	100.0%	27,907.5	100.0%	26,757.7	100.0%

Loans by Business Lines

The following table shows the composition of our loan portfolio divided by our lines of business for the periods indicated.

	As of December 31,
	2019		2018		2017		2016		2015
	S/ in millions	%	S/ in millions	%	S/ in millions	%	S/ in millions	%	S/ in millions	%
Commercial loans	17,479.0	45.7%	16,032.1	47.1%	13,545.2	46.4%	13,407.9	48.0%	13,042.8	48.7%
Consumer loans	12,821.6	33.5%	10,891.3	32.0%	9,187.0	31.5%	8,888.6	31.9%	8,416.0	31.5%
Mortgage loans	7,206.4	18.8%	6,407.5	18.8%	5,756.4	19.7%	5,041.1	18.1%	4,766.5	17.8%
Small and micro-business Loans	750.1	2.0%	724.4	2.1%	686.1	2.4%	569.9	2.0%	532.3	2.0%

Total direct gross loans(1)	38,257.1	100.0%	34,055.2	100.0%	29,174.7	100.0%	27,907.5	100.0%	26,757.7	100.0%

(1)	Includes refinanced loans and past due and under legal collection loans for all periods reported.

Loans by Currency

The following table presents our loan portfolio divided by currency at the dates indicated.

	As of December 31,
	2019		2018		2017		2016		2015
	S/ in millions	%	S/ in millions	%	S/in millions	%	S/ in millions	%	S/ in millions	%
Foreign currency denominated	11,062.1	28.9%	10,236.4	30.1%	8,689.4	29.8%	8,759.1	31.4%	8,907.0	33.3%
Sol denominated	27,195.0	71.1%	23,818.8	69.9%	20,485.3	70.2%	19,148.4	68.6%	17,850.7	66.7%

Total gross loans	38,257.1	100.0%	34,055.2	100.0%	29,174.7	100.0%	27,907.5	100.0%	26,757.7	100.0%

As of December 31, 2019, 2018, 2017, 2016 and 2015, we did not have foreign loans that exceeded 1% of our total consolidated assets.

Maturity Composition of Our Portfolio of Loans

The following tables set forth an analysis of our portfolio of loans as of December 31, 2019, 2018, 2017, 2016, and 2015 by type and by the time remaining to maturity. Loan amounts are presented before deduction of allowances for loan losses.

	As of December 31, 2019
	1 month	1-3 months	3 months -1 year	1-5 years	More than 5 years	Past-due loans	Total
Loans	2,628.5	3,106.8	5,889.7	12,008.2	4,871.6	943.2	29,447.9
Credit cards	843.0	1,021.1	1,797.0	2,215.9	—	—	5,877.0
Leasing	44.7	85.7	511.0	785.7	106.3	—	1,533.4
Discounted notes	264.7	340.7	80.6	0.1	—	—	686.2
Factoring receivables	104.2	213.9	56.2	—	—	—	374.2
Advances and overdrafts	87.4	—	—	—	—	—	87.4
Refinanced loans	10.3	10.8	51.7	151.0	27.4	—	251.2

Total gross loans	3,982.8	4,779.0	8,386.1	15,160.9	5,005.2	943.2	38,257.1

	As of December 31, 2018
	1 month	1-3 months	3 months-1 year	1-5 years	More than 5 years	Past-due loans	Total
Loans	1,937.0	2,821.9	5,268.7	11,183.1	4,358.5	856.9	26,426.1
Credit cards	696.9	837.4	1,474.6	1,872.5	—	—	4,881.4
Leasing	41.2	94.4	638.9	766.5	141.6	—	1,682.6
Discounted notes	205.5	235.3	54.1	—	—	—	495.0
Factoring receivables	149.2	93.8	66.5	—	—	—	309.6
Advances and overdrafts	50.2	—	—	—	—	—	50.2
Refinanced loans	4.6	10.0	43.9	128.3	23.5	—	210.4

Total gross loans	3,084.7	4,092.9	7,546.7	13,950.5	4,523.6	856.9	34,055.2

	As of December 31, 2017
	1 month	1-3 months	3 months- 1 year	1-5 years	More than 5 years	Past-due loans	Total
Loans	1,628.3	2,403.2	4,192.5	8,441.5	5,167.5	794.5	22,627.6
Credit cards	596.5	706.3	1,162.9	1,333.1	—	—	3,798.7
Leasing	57.0	98.5	610.3	774.2	166.7	—	1,706.7
Discounted notes	259.2	248.3	40.3	—	—	—	547.9
Factoring receivables	50.6	96.5	15.5	—	—	—	162.6
Advances and overdrafts	57.8	—	—	—	—	—	57.8
Refinanced loans	9.8	31.5	52.9	158.6	20.6	—	273.4

Total gross loans	2,659.1	3,584.4	6,074.5	10,707.4	5,354.8	794.5	29,174.7

	As of December 31, 2016
	1 month	1-3 months	3 months- 1 year	1-5 years	More than 5 years	Past-due loans	Total
Loans	1,569.1	2,168.2	4,377.6	7,870.5	4,652.8	693.3	21,331.5
Credit cards	899.1	579.5	1,014.4	1,366.3	—	—	3,859.1
Leasing	54.6	105.6	701.4	816.3	93.6	—	1,771.5
Discounted notes	191.5	189.4	26.6	—	—	—	407.4
Factoring receivables	22.1	129.5	50.3	—	—	—	201.9
Advances and overdrafts	39.5	—	—	—	—	—	39.5
Refinanced loans	17.0	19.6	63.5	177.0	19.4	—	296.5

Total direct gross loans(1)	2,792.8	3,191.8	6,233.8	10,230.0	4,765.8	693.3	27,907.5

	As of December 31, 2015
	1 month	1-3 months	3 months- 1 year	1-5 years	More than 5 years	Past-due loans	Total
Loans	1,334.4	2,236.4	4,244.1	7,268.5	4,398.6	589.1	20,071.0
Credit cards	875.1	535.3	993.9	1,304.3	—	—	3,708.6
Leasing	63.5	126.5	781.5	940.4	98.3	—	2,010.3
Discounted notes	177.5	212.2	48.4	—	—	—	438.0
Factoring receivables	50.8	70.3	92.8	—	—	—	213.8
Advances and overdrafts	66.7	—	—	—	—	—	66.7
Refinanced loans	7.1	13.6	47.2	157.2	24.0	—	249.2

Total gross loans	2,575.1	3,194.3	6,207.8	9,670.4	4,520.9	589.1	26,757.7

Classification of Our Loan Portfolio

The following tables provide the classification of our loans as of December 31, 2019 and December 31, 2018, calculated under the requirements of IFRS 9:

	As of December 31, 2019
Direct and indirect Loans	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)
Not impaired
High grade	32,047.2	334.5	—	32,381.7
Standard grade	4,783.5	646.8	—	5,430.4
Sub-standard grade	366.1	1,010.5	—	1,376.6
Past due but not impaired	1,474.3	770.9	—	2,245.2
Impaired
Individually impaired	—	—	31.1	31.1
Collectively impaired	—	—	894.2	894.2

Total gross loans	38,671.2	2,762.7	925.3	42,359.1

Direct loan portfolio	34,822.0	2,540.2	894.9	38,257.1
Indirect loan portfolio	3,849.2	222.4	30.4	4,102.0

Total gross loans	38,671.2	2,762.7	925.3	42,359.1

	As of December 31, 2018
Direct and indirect Loans	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)
Not impaired
High grade	28,318.7	595.9	—	28,914.7
Standard grade	4,065.4	959.5	—	5,024.9
Sub-standard grade	451.2	1,038.7	—	1,489.9
Past due but not impaired	1,048.4	791.1	—	1,839.5
Impaired
Individually impaired	—	—	43.1	43.1
Collectively impaired	—	—	814.7	814.7

Total gross loans	33,883.7	3,385.2	857.7	38,126.7

Direct loan portfolio	30,382.2	2,858.4	814.7	34,055.2
Indirect loan portfolio	3,501.5	526.9	43.1	4,071.5

Total gross loans	33,883.7	3,385.2	857.7	38,126.7

As explained in Note 30.1(e) to our consolidated financial statements, until December 31, 2017, IFS classified each client that is part of its credit portfolio in one of the following five risk categories, depending on the degree of risk of default in the payment of each debtor: (i) Normal—A, (ii) with potential problems—B, (ii) deficient—C, (iv) doubtful—D, and (v) loss—E.

The following tables provide the classification of our loans (calculated under the requirements of IAS 39) as of the end of the periods indicated:

	As of December 31,
	2017		2016		2015
	S/in millions	%	S/in millions	%	S/in millions	%
A: Normal	30,964.5	92.6%	30,103.7	93.0%	29,842.2	94.1%
B: With potential problems	909.9	2.7%	824.3	2.5%	612.2	1.9%
C: Substandard	418.4	1.3%	366.2	1.1%	330.3	1.0%
D: Doubtful	509.6	1.5%	514.7	1.6%	433.8	1.4%
E: Loss	638.8	1.9%	549.0	1.7%	482.0	1.5%

Total	33,441.2	100.0%	32,357.9	100.0%	31,700.5	100.0%

Direct loan portfolio before impairment allowance for loans	29,174.7	87.2%	27,907.5	86.2%	26,757.7	84.4%
Indirect loan portfolio before impairment allowance for loans	4,266.5	12.8%	4,450.5	13.8%	4,942.7	15.6%

Total	33,441.2	100.0%	32,357.9	100.0%	31,700.5	100.0%

Impairment Allowance for Loans

The following tables show the allocation for our impairment allowance for loans as of December 31, 2019 and December 31, 2018 (under IFRS 9) and for 2017, 2016 and 2015 under (IAS 39):

	As of December 31,
	2019		2018		2017		2016		2015
	S/ in millions	%	S/ in millions	%	S/ in millions	%	S/ in millions	%	S/ in millions	%
Commercial loans	185.6	12.9%	255.8	17.9%	243.1	19.4%	221.1	18.6%	197.2	18.5%
Consumer loans	1,058.6	73.8%	987.0	69.2%	881.9	70.3%	851.9	71.5%	771.3	72.4%
Mortgage loans	121.7	8.5%	114.6	8.0%	66.5	5.3%	60.5	5.1%	46.5	4.4%
Small and micro-business loans	68.6	4.8%	69.5	4.9%	63.4	5.1%	57.2	4.8%	50.3	4.7%

Total(1)	1,434.5	100.0%	1,426.9	100.0%	1,255.0	100.0%	1,190.8	100.0%	1,065.2	100.0%

(1)

Includes impairment allowance for indirect loans amounting to S/39.7 million as of December 31, 2019; S/62.1 million; S/52.8 million; S/23.9 million and S/23.6 million as of December 31, 2018, 2017, 2016 and 2015. See Note 6(d) to our audited annual consolidated financial statements.

The following table shows the changes in our impairment allowance for loans for the periods indicated.

	For the years ended December 31,
	2019	2018(1)	2017	2016	2015
	S/ in millions
Balance as of January 1	1,426.9	1,399.5	1,190.8	1,065.2	835.2
Provision	750.8	660.1	827.9	783.6	645.8
Recoveries of written-off loans	136.5	145.6	128.1	119.1	108.7
Written-off loans and sales	(874.1)	(791.1)	(857.7)	(772.0)	(564.8)
Translation result and others	(5.6)	12.8	(34.2)	(5.1)	40.2

Balance as of December 31,	1,434.5	1,426.9	1,255.0	1,190.8	1,065.2

Allowances for indirect loans	39.7	62.1	52.8	24.0	23.6
Allowances for direct loans	1,394.8	1,364.8	1,202.1	1,166.8	1,041.6

Total allowances for loan losses	1,434.5	1,426.9	1,255.0	1,190.8	1,065.2

(1)	For 2018, calculations are made under IFRS 9 that includes an adjustment to the opening balance of S/144.5 million.

The following tables show the changes in our impairment allowance for loans (direct and indirect) by line of business for the periods indicated.

	For the year ended December 31, 2019
	Commercial loans	Mortgage loans	Consumer loans	Small and micro business loans	Total
	(S/ in millions)
Balance as of January 1	255.8	114.6	987.0	69.5	1,426.9

Provision	(39.7)	13.2	730.3	47.0	750.8
Recovery of written-off loans	1.0	—	130.2	5.3	136.5
Written-off loans and sales	(29.8)	(5.4)	(785.9)	(53.0)	(874.1)
Translation result and others	(1.7)	(0.7)	(3.0)	(0.2)	(5.6)

Balance as of	185.6	121.7	1,058.6	68.6	1,434.5

	For the Year Ended December 31, 2018(1)
	Commercial loans	Mortgage loans	Consumer loans	Small and micro-business loans	Total
	(S/ in millions)
Balance as of January 1	291.4	105.1	946.6	56.4	1,399.5

Provision	(6.5)	10.6	604.3	51.6	660.1
Recovery of written-off loans	1.2	—	140.0	4.4	145.6
Written-off loans and sales	(34.4)	(2.7)	(711.0)	(43.0)	(791.1)
Translation result and others	4.1	1.6	6.9	0.1	12.8

Balance as of	255.8	114.6	987.0	69.5	1,426.9

(1)

For information regarding changes in our impairment allowance for loans (direct or indirect) according to the requirement of IFRS 9, see Note 6(d) of our audited annual consolidated financial statements.

	For the Year Ended December 31, 2017
	Commercial loans	Mortgage loans	Consumer loans	Small and micro-business loans	Total
	(S/ in millions)
Balance as of January 1	221.1	60.5	851.9	57.2	1,190.8

Provision	47.3	9.1	743.5	28.0	827.9
Recovery of written-off loans	0.2	—	123.2	4.7	128.1
Written-off loans and sales	(19.8)	(1.0)	(810.8)	(26.2)	(857.7)
Translation result and others	(5.8)	(2.1)	(26.0)	(0.3)	(34.2)

Balance as of	243.1	66.5	881.9	63.4	1,255.0

	For the Year Ended December 31, 2016
	Commercial loans	Mortgage loans	Consumer loans	Small and micro-business loans	Total
	(S/ in millions)
Balance as of January 1	197.2	46.5	771.3	50.3	1,065.2

Provision	46.3	12.2	703.7	21.4	783.6
Recovery of written-off loans	0.5	0.0	115.1	3.4	119.1
Written-off loans and sales	(14.1)	(1.0)	(733.4)	(23.5)	(772.0)
Translation result and others	(8.8)	2.9	(4.8)	5.6	(5.1)

Balance as of	221.1	60.5	851.9	57.2	1,190.8

	For the Year Ended December 31, 2015
	Commercial loans	Mortgage loans	Consumer loans	Small and micro-business loans	Total
	(S/ in millions)
Balance as of January 1	192.2	31.7	574.8	36.6	835.2

Provision	40.2	7.4	564.5	33.7	645.8
Recovery of written-off loans	5.2	—	100.5	3.0	108.7
Written-off loans and sales	(50.9)	(0.1)	(488.5)	(25.3)	(564.8)
Translation result and others	10.6	7.5	20.0	2.2	40.2

Balance as of	197.2	46.5	771.3	50.3	1,065.2

Composition of Deposits and Obligations

The following tables provide information on the composition of our deposits obligations for the periods indicated.

	As of December 31,
	2019		2018		2017		2016		2015
	(S/ in millions)%		(S/ in millions)%		(S/ in millions)%		(S/ in millions)%		(S/ in millions)%
Demand deposits
Soles	7,148.6	18.8%	5,560.2	16.5%	5,313.8	16.3%	3,752.1	12.5%	3,429.8	12.0%
Foreign currency	4,567.5	12.0%	4,549.3	13.5%	5,050.8	15.5%	5,834.9	19.4%	5,623.5	19.7%

Total	11,716.0	30.8%	10,109.5	30.0%	10,364.7	31.8%	9,587.0	31.9%	9,053.3	31.8%

Savings deposits
Soles	6,942.1	18.2%	5,878.3	17.5%	4,784.3	14.7%	4,558.8	15.1%	4,435.7	15.6%
Foreign currency	4,442.8	11.7%	4,850.0	14.4%	4,308.5	13.2%	4,356.6	14.5%	3,762.8	13.2%

Total	11,384.9	29.9%	10,728.3	31.9%	9,092.8	27.9%	8,915.4	29.6%	8,198.5	28.8%

Time deposits
Soles	8,290.2	21.8%	7,050.5	20.9%	6,636.7	20.4%	5,235.7	17.4%	3,720.0	13.1%
Foreign currency	4,762.8	12.5%	4,023.8	11.9%	4,925.3	15.1%	4,863.8	16.2%	6,099.2	21.4%

Total	13,053.0	34.3%	11,074.3	32.9%	11,562.0	35.5%	10,099.6	33.6%	9,819.3	34.5%

Others
Soles	1,507.1	4.0%	1,318.7	3.9%	1,142.5	3.5%	1,028.9	3.4%	908.9	3.2%
Foreign currency	432.1	1.1%	451.2	1.3%	445.6	1.4%	467.0	1.6%	507.7	1.8%

Total	1,939.3	5.1%	1,769.9	5.3%	1,588.1	4.9%	1,495.9	5.0%	1,416.6	5.0%

Total deposits
Soles	23,888.1	62.7%	19,807.6	58.8%	17,877.3	54.8%	14,575.5	48.4%	12,494.4	43.9%
Foreign currency	14,205.2	37.3%	13,874.3	41.2%	14,730.3	45.2%	15,522.3	51.6%	15,993.2	56.1%

Total	38,093.2	100.0%	33,682.0	100.0%	32,607.6	100.0%	30,097.9	100.0%	28,487.7	100.0%

As of December 31, 2019, 2018, 2017, 2016 and 2015, we did not have individual material deposits by foreign depositors that exceeded 10% of our total Deposits and Obligations.

The following table provides information on the composition of our domestic and foreign deposits, by average balances and average nominal rate, for the periods indicated.

	For the year ended December 31,
	2019	2018	2017
	(S/ in millions)
Deposits in Domestic Offices
Demand deposits
Average balance
Soles	6,329.4	5,289.4	4,388.7
Foreign currency	3,956.0	3,669.1	3,467.5

Total	10,285.4	8,958.5	7,856.2

Average nominal rate
Soles	2.5%	2.2%	2.4%
Foreign currency	1.0%	0.8%	0.3%

Total	1.9%	1.6%	1.5%

Savings deposits
Average balance
Soles	6,293.8	5,329.6	4,621.7
Foreign currency	4,756.5	4,508.9	4,195.2

Total	11,050.3	9,838.5	8,816.9

Average nominal rate
Soles	1.4%	1.3%	1.2%
Foreign currency	0.4%	0.4%	0.2%

Total	1.0%	0.8%	0.7%

Time deposits
Average balance
Soles	7,131.8	6,419.4	5,619.6
Foreign currency	2,827.9	2,845.8	2,926.5

Total	9,959.7	9,265.2	8,546.1

	For the year ended December 31,
	2019	2018	2017
	(S/ in millions)
Average nominal rate
Soles	3.6%	3.4%	4.4%
Foreign currency	1.7%	1.2%	0.6%

Total	3.1%	2.8%	3.1%

Others
Average balance
Soles	1,364.7	1,187.4	1,045.6
Foreign currency	434.7	441.3	447.0

Total	1,799.3	1,628.7	1,492.6

Average nominal rate
Soles	3.1%	3.0%	2.9%
Foreign currency	1.6%	1.5%	1.6%

Total	2.7%	2.6%	2.5%

Average balance
Soles	0.0	—	—
Foreign currency	1,022.1	998.4	1,284.8

Total	1,022.1	998.4	1,284.8

Average nominal rate
Soles	0.0%	0.0%	0.0%
Foreign currency	0.0%	0.0%	0.0%

Total	0.0%	0.0%	0.0%

Time deposits
Average balance
Soles	0.0	—	—
Foreign currency	1,526.5	1,209.0	1,560.5

Total	1,526.5	1,209.0	1,560.5

Average nominal rate
Soles	0.0%	0.0%	0.0%
Foreign currency	3.2%	3.0%	3.3%

Total	3.2%	3.0%	3.3%

The following table sets forth information regarding the maturity of our time deposits in our domestic and foreign offices in denominations of more than U.S.$100,000 (equivalent to S/331,400 and S/337,300 as of December 31, 2019):

As of December 31, 2019
Domestic Offices	(S/ in Millions)
Up to 1 month	3,317.8
From 1 to 3 months	1,484.6
From 3 months to 6 months	692.7
From 6 months to 1 year	1,737.4
From 1 to 5 years	377.2
Over 5 years	114.6

Total time deposits	7,724.2

As of December 31, 2019
Foreign Offices	(S/ in Millions)
Up to 1 month	322.3
From 1 to 3 months	239.8
From 3 months to 6 months	335.8
From 6 months to 1 year	799.4
From 1 to 5 years	72.4
Over 5 years	—

Total time deposits	1,769.6

	As of December 31, 2019
	1 month	1-3 months	3 months- 1 year	1-5 years	More than 5 years	Total
	(S/ in millions)
Maturity of Deposits
Demand deposits	11,716.0	—	—	—	—	11,716.0
Saving deposits	11,384.9	—	—	—	—	11,384.9
Time deposits	4,698.6	2,171.2	5,235.9	812.7	134.6	13,053.0

Total	27,799.5	2,171.2	5,235.9	812.7	134.6	36,153.9

Percentage of Total	76.9%	6.0%	14.5%	2.2%	0.4%	100.0%

	As of December 31, 2018
	1 month	1-3 months	3 months- 1 year	1-5 years	More than 5 years	Total
	(S/ in millions)
Maturity of Deposit
Demand deposits	10,109.5	—	—	—	—	10,109.5
Saving deposits	10,728.3	—	—	—	—	10,728.3
Time deposits	3,779.2	2,219.8	4,176.9	783.6	114.8	11,074.3

Total	24,616.9	2,219.8	4,176.9	783.6	114.8	31,912.1

Percentage of Total	77.1%	7.0%	13.1%	2.5%	0.4%	100.0%

Short-Term Borrowings

	As of December 31,
	2019	2018	2017	2016
Year-end balance	2,983.8	2,507.6	2,477.1	2,211.3
Average balance	2,800.5	2,538.6	2,529.2	2,126.1
Maximum quarter-end balance	3,163.8	2,914.5	3,579.3	2,499.8
Weighted-average nominal year-end interest rate	3.6%	3.6%	4.1%	3.7%
Weighted-average nominal interest rate	3.7%	3.8%	3.9%	3.1%

ETHICS AND CORPORATE COMPLIANCE

IFS is firmly committed to promoting and ensuring a compliance culture within its subsidiaries, with the purpose of reaching the highest standards of integrity and ethical behavior throughout its organizations. As a result, IFS has developed a Corporate Compliance Policy based on international best practices.

The aim of the compliance program is to have effective internal controls to prevent, detect and report inappropriate behaviors, comply with laws and regulations and maintain a sustainable business. In addition, this program complements corrective actions for inappropriate conducts and reinforces the compliance policies through e-learning and ad hoc training including international best practices adopted by the group.

The Compliance Program has a risk-based approach, which focuses on reducing the level of exposure to economic sanctions or other penalties that could negatively impact our reputation. This program includes the following policies:

Anti-Money Laundering / Counter Financing of Terrorism (AML/CFT)

IFS’ subsidiaries have implemented a risk-based AML/CFT Program.

The following are the principal laws and regulations regarding AML/CTF.

Peru:

•	Law 26702, General Law of the Financial and Insurance System.

•	Law 27693 (April 2002), Law Establishing Law Establishing the Financial Intelligence Unit (Unidad de Inteligencia Financiera or “UIF”).

•	Law 29038 (April 2007), Law incorporating the UIF into the SBS.

•

Res. SBS N° 3862-2016, Mechanisms and procedures in order for the UIF to freeze funds and assets of persons or entities linked to terrorism and financing of terrorism, as well as those linked to the proliferation of weapons of mass destruction and their financing identified within the framework of UN Security Council resolutions, and which issue other provisions.

•	Res. SBS No. 2660-2015 and related modifications, Risk Management Regulation related to Anti-Money Laundering and Terrorist Financing.

•	Res. SBS N° 4349-2016, Guidelines for politically exposed person clients regarding prevention of AML/CFT.

Bahamas:

•	Central Bank of The Bahamas, Guidelines for Licensees on the Prevention of Money Laundering, Countering the Financing of Terrorism and Proliferation Financing (August 2018).

Panama:

•	Superintendencia de Bancos de Panamá, Agreement 10-2015 and modifications 1-2017 and 13-2018.

The subsidiaries have implemented their procedures in line with IFS policy and its local regulation, approved by the Board and review on an annual basis at minimum, which includes:

•	Anti-Money Laundering policy and procedures.

•	Client Identification Program (CIP), Know Your Customer (KYC) and due diligence procedures.

•	Know your employee policy.

•

Monitoring based on the client’s risk assessment. AML transaction monitoring system identifies unusual transactions and suspicious activities of our clients. This process may result in reporting to regulators and/or local authorities.

•	Compliance Officer reporting directly to the board of directors to ensure independence.

The KYC risk-based program includes:

•	CIP program including ultimate beneficial owner information.

•	Customer due diligence.

•	Enhanced due diligence for high risk clients.

•	Ongoing visits and call logs.

•	OFAC and Sanctions program.

AML controls includes:

•

High risk customers are subject to annual review by our front office, top management and/or compliance team. This annual review includes but is not limited to transaction monitoring, adverse media, sanctions screening, supporting documents, and on-site visits.

•	Monitoring automated system based on AML risk assessment.

•

All employees are required to attend or take AML training on an annual basis; our front office must have a customized and/or face to face training and mandatory technical AML training for all compliance team members.

•	Sanctions program.

•	Quarterly reports to board of directors.

Anti-Bribery and Anti-Corruption Program

IFS is committed to conducting its business in accordance with applicable laws, rules and regulations and with the highest ethical standards.

Our anti-bribery and anti-corruption program contain policies and procedures that comply with the anticorruption laws and regulations including policies regarding government officials and other stakeholders. This program includes, but is not limited to, roles and responsibilities, guidelines, gift policy, conflict of interest, donations, hiring and appointing employees, officers and directors, political contributions, violations reports and sanctions.

In line with this policy, we comply with the following anticorruption laws and regulations:

•	Peruvian Law: Law 30424 and Supreme Decree 002-2019-JUS: regulates the sanctions imposed on entities relating to the corruption of foreign officials.

•	Peruvian Law, DL 1352: regulates corruption of national officials, money laundering and counter terrorism financing.

•	Peruvian Law, N°—‹ 30835: establishes collusion and influence peddling.

•	Peruvian Law, DL 1385: includes administrative and economic sanctions imposed on the private sector for failure to comply with anticorruption laws.

•	US Law: Foreign Corrupt Practices Act (“FCPA”).

Additionally, this policy takes into consideration the following:

•	UK Bribery Act.

•	ISO 37001 Anti-bribery management systems.

Insider Trading

Stock market rules and regulations applicable to publicly listed companies generally seek to ensure that all investors in a company have timely and equal access to information concerning the company when making a decision to buy, hold or sell its securities.

The policy includes regulation SMV No. 005-2012, which regulates market abuse, inadequate use of privilege information and market manipulation.

The purpose of the policy and procedures on insider trading is to define the restrictions and procedures applicable to the purchase and/or sale of securities of the group by persons having access to privileged information. The Insider Trading Policy has been developed to guide IFS and its employees in avoiding any risk of violating securities laws or any applicable exchange regulations.

Consumer Data Privacy Program

IFS is committed to the protection of personal data. Accordingly, we implemented a consumer data privacy policy to:

•

ensure that the processing of personal data is carried out in accordance with the purpose for which it has been provided, with the expressed consent of the clients and in accordance with the local laws and regulations.

•	protect the security and confidentiality of personal data provided to IFS subsidiaries, maintaining confidentiality and information security.

The legal framework includes Law No. 29733 Consumer Data Privacy Program and DS No. 003-2013.

FATCA and Dodd Frank

FATCA

IFS and its subsidiaries are FATCA compliant and their classification is Reporting Model 1. Intercorp is the lead of the Expanded Affiliated Group (EAG).

Dodd Frank

Being a counterpart of U.S. banks for operations with derivatives, IFS must adhere to the Dodd Frank Protocol. Such requirements include the settlement of certain operations through a clearing house and adherence to the International Swaps and Derivatives Association (ISDA) standards in order to comply, where applicable, with Dodd Frank regulations.

Whistleblower Hotline

IFS and its subsidiaries have implemented a whistleblower hotline where unethical behavior may be reported. In addition, any stakeholder is able to report violations to legislation, regulation and/or violation of internal policies. These behaviors can be reported through the web portal, e-mail, phone call and/or anonymously. Moreover, this hotline is managed by an external party in order to increase the transparency and reinforce the confidentiality of the complaint.

Training

Compliance training is mandatory for all employees. In addition, the first line of defense in each subsidiary and members of the compliance team are required to take additional customized training.

Item 4A.	Unresolved Staff Comments

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Factors Affecting Our Results of Operations

Substantially all of our subsidiaries’ operations are conducted in Peru. Accordingly, our results of operations and financial condition are dependent on economic conditions, consumer spending and investment levels in Peru. During the 1980s, Peru experienced a severe economic crisis and high levels of inflation. Beginning in the 1990s, however, the Peruvian government implemented a series of structural reforms, which helped stabilize the Peruvian economy and foster continued GDP growth, lower inflation and interest rates, more stable currency and significantly improved public finances. Moreover, and as a result of the financial instability in 2008 and 2009, which was accompanied by the worst global economic downturn in many decades, the Peruvian economy, while affected, was one of the few economies in Latin America to experience growth in 2009. Peru’s real GDP grew at a rate of 1.0% in 2009, supported by the Peruvian government’s fiscal stimulus programs.

Nonetheless, the country has experienced a slowdown in recent years, mainly explained by lower domestic demand, as a result of a lower growth in private investment. This slowdown was intensified due to several factors, such as (i) a strong El Niño phenomenon, which adversely affected agricultural production, transportation services, tourism and commercial activity, and resulted in a 1.5% drop in GDP growth in 2017; (ii) corruption scandals related to the activities of certain Brazilian and Peruvian companies in the construction sector, which resulted in suspension or delay of important infrastructure projects during 2018; (iii) political disputes between the government and the opposition, which resulted in the resignation of former President Pedro Pablo Kuczynski in March 2018 and the appointment of former Vice-President Martin Vizcarra as the new President of Peru; and (iv) political disputes between President Martin Vizcarra and Congress which led the President to dismiss Congress in September 2019. Despite these factors and subsequent corruption scandals related to the Peruvian judiciary system and other political figures, in 2019, the Peruvian economy continued to outperform its peer countries, supported by solid macroeconomic fundamentals and strong fiscal and monetary policies.

The table below sets forth additional details regarding Peru’s recent economic performance.

	2019	2018	2017	2016	2015
Peruvian real GDP growth rate	2.2%	4.0%	2.5%	4.0%	3.3%
Domestic demand growth	2.3%	4.2%	1.5%	1.1%	2.6%
Private consumption growth	3.0%	3.8%	2.6%	3.7%	4.0%
Fixed private investment (real growth)	4.0%	4.2%	0.2%	(0.4)%	(4.0)%
Reference interest rate	2.3%	2.8%	3.3%	4.3%	3.8%
Fiscal (deficit) (% of GDP)	(1.6)%	(2.3)%	(3.0)%	(2.3)%	(1.9)%
Variation in Consumer Price Index (“CPI”)	1.9%	2.2%	1.4%	3.2%	4.4%
Unemployment rate	5.4%	5.7%	6.9%	7.0%	6.2%
Disposable income growth	2.4%	3.8%	3.2%	3.8%	1.7%
Public external debt as a percentage of Peruvian GDP	8.5%	8.8%	8.8%	10.4%	11.1%
Net international reserves (U.S.$ in millions)	68,316	60,121	63,621	61,686	61,485

Sources:   Central Reserve Bank of Peru and INEI.

In this context, Peru continues to have its sovereign debt rated investment grade by S&P, Fitch and Moody’s. The Peruvian government’s conservative fiscal policy, coupled with the Central Reserve Bank of Peru’s responsible management of inflation and international reserves has helped Peru to maintain its investment grade ratings by Moody’s (A3), S&P (BBB+) and Fitch (BBB+). Peru’s credit ratings are subject to periodic review, and may be revised or lowered in the future.

Furthermore, in its most recent forecast as of December 2019, the Central Reserve Bank of Peru has estimated real GDP growth for Peru of 3.8% for both 2020 and 2021, above the 2.2% registered in 2019. Nevertheless, as of the date of this Annual Report on Form 20-F, the COVID-19 global outbreak is negatively affecting Peru’s growth in 2020. The Government has deployed various expansionary fiscal and monetary policies to control and mitigate the impact of COVID-19 on the Peruvian economy and population.

Interest Rates

In general, increases in prevailing interest rates result in more interest revenue from loans. An increase of prevailing interest rates may, however, adversely affect Interbank as a result of reduced overall demand for loans and greater risk of default by its clients. In addition, relatively high interest rates affect Interbank’s funding costs, and can adversely affect spreads on its loan portfolio if Interbank is unable to pass on the increased funding costs to its clients. On the other hand, a decrease in interest rates can reduce Interbank’s revenue from its loan portfolio. This revenue decrease may be offset by an increase in the volume of loans resulting from higher demand and/or a decrease in Interbank’s funding costs.

Increases in interest rates negatively affect the value of Interseguro’s fixed income portfolio. However, higher rates allow Interseguro to reinvest new annuities at a higher yield. At the same time, increases in interest rates result in an increase in the discount rate Interseguro uses to calculate its reserve requirements, which has the effect of reducing Interseguro’s required technical reserves. Conversely, if interest rates fall, Interseguro’s portfolio will have a lower average interest rate, resulting in Interseguro having to record higher technical reserves.

Similar to Interbank, an increase in prevailing interest rates may adversely affect Inteligo as a result of reduced overall demand for loans, as well as lower interest margins if Inteligo is unable to pass on higher funding costs to its clients. On the other hand, a decrease in interest rates may reduce Inteligo’s revenue from its loan portfolio. Furthermore, a portion of Inteligo’s revenues corresponds to earnings from its investment portfolio and is therefore exposed to interest rates fluctuations that may affect revenue from fixed-income instruments.

Increases in interest rates result in additional interest income from Inteligo’s variable-rate investments, but may also result in capital losses on its fixed-rate investments.

Inflation

Our performance may be impacted by inflation, because substantially all of our assets are not adjusted for the effects of inflation. During the 1980s, Peru experienced hyperinflation, negative economic growth and substantial currency devaluation. Inflation rates in Peru began to decrease in the 1990s and in the last 14 years Peru had one of the lowest average inflation rates in the region, partly due to the monetary policy implemented by the Central Reserve Bank of Peru and partly due to the conservative fiscal policy of the Peruvian government. In 2002, in order to maintain low inflation rates, the Central Reserve Bank of Peru established an annual inflation target of 2.5% within a range of one percentage point. In 2007, the target was lowered to 2%, within a range of one percentage point. The Central Reserve Bank of Peru has maintained its target inflation range ever since. The inflation rate in Peru, as measured by changes in the consumer price index by the INEI, was 4.4% in 2015, 3.2% in 2016, 1.4% in 2017 and 2.2% in 2018 and 1.9% in 2019. In its most recent forecast as of December 2019, the Central Reserve Bank of Peru has estimated Peru’s inflation to be 2.0% in both 2020 and 2021. Nevertheless, the COVID-19 global outbreak may reduce inflation levels in 2020, mainly due to the lower commercial activity in the country.

Depreciation and Appreciation of the Sol

The sol floats freely against other currencies. Nevertheless, the Central Reserve Bank of Peru participates in the market (buying or selling soles) in order to avoid any large fluctuations in the exchange rate because of the effects that it could have on the Peruvian economy, which remains partly dollarized. Because a significant portion of our subsidiaries’ assets and liabilities are denominated in U.S. dollars and our consolidated financial statements are prepared in soles, the results reflected in our consolidated financial statements are affected by fluctuations in the exchange rates between the sol and the U.S. dollar.

In 2015 the sol depreciated significantly against the U.S. dollar and remained relatively stable until 2019. However, during the first quarter of 2020, the sol rapidly depreciated against the U.S. dollar as a result of the COVID-19 outbreak and is expected to remain at relatively high levels of depreciation during 2020. In this context, any future changes in the value of the sol against the U.S. dollar and other foreign currencies could adversely affect our financial condition and results of operations to the extent that our subsidiaries maintain a gap between foreign denominated assets and liabilities.

The Peruvian government adopted a policy to encourage the de-dollarization of the Peruvian economy. This policy included promoting the development of a sol capital market and local currency yield curves. The proportion of outstanding loans in the banking system denominated in U.S. dollars has fallen from 51.0% as of December 31, 2011 to 30.0% as of December 31, 2019, according to figures published by the SBS. The percentage of deposits in the banking system denominated in U.S. dollars was approximately 47.3% as of December 31, 2011 compared to 38.9% as of December 31, 2019. Interbank’s proportion of loans in soles grew from 53.2% as of December 31, 2011 to 73.8% as of December 31, 2019, while deposits in soles increased from 56.8% as of December 31, 2011 to 67.6% as of December 31, 2019.

As of December 31, 2019, 66.9% of Interseguro’s investment portfolio was invested in soles and 33.1% was invested in U.S. dollars. According to Interseguro’s investment policy, it allocates the currency of its investment portfolio to mitigate potential currency volatility between its investment assets and its insurance liabilities as observedsince the commencement of the COVID-19 outbreak.

Substantially all of Inteligo’s financial assets and liabilities are denominated in U.S. dollars.

Monetary Policy

In April 2010, as a result of significant economic growth, the Central Reserve Bank of Peru began tightening its monetary policy, raising the reference rate and increasing reserve requirements. This tightening policy had the goal of mitigating speculative capital inflows and cooling the expansion of credit.

However, since the beginning of 2017, the Central Reserve Bank of Peru started loosening its monetary policy. In this context, from January 2017 up to December 2019, the minimum legal reserve requirements were reduced from 70.0% to 35.0% in foreign currency and from 6.5% to 5.0% in local currency; while the reference rate decreased from 4.25% to 2.75%. More recently, in March 19, 2020, the Central Reserve Bank of Peru reduced its reference rate by 100 basis points to 1.25%. Likewise, in March 26, 2020, the Central Bank of Peru reduced the minimum legal reserve requirements from 5.0% to 4.0% in local currency and from 50.0% to 9.0% for foreign currency obligations with foreign banks for tenors up to two years. These latest changes in reserve requirements came into effect in April 1, 2020.

Impact of Acquisition of Seguros Sura

We acquired 100% of the capital stock of Seguros Sura on November 2, 2017 for an initial base price of U.S.$268 million. Seguros Sura was an important player in the retirement annuities and individual life insurance business in Peru and as of December 31, 2016 represented 12% of the insurance industry’s assets and 17% of the insurance industry’s total annuity premiums, according to the SBS. The acquisition of Seguros Sura and its incorporation to Interseguro’s operations in November 2017 affected Interseguro’s and IFS’ results in particular in the following ways: (i) results from investments increased as a result of the incorporation of Seguros Sura’s portfolio, which increased Interseguro’s investments by 110.4%; (ii) interest and similar expenses grew related to the financing of the acquisition; (iii) net premiums increased, mainly related to annuities, individual life and disability and survivorship insurance; (iv) adjustment of technical reserves and net claims and benefits incurred also grew related to these products; and (v) other expenses increased due to the write-off of certain intangible assets at Seguros Sura.

Regulatory Changes

In April 2016, a new law entered in force which allows retirees to withdraw 95.5% of their pension funds as a one-time transaction. As a second stage of this law, in October 2016, retirees were allowed to withdraw their pension fund in several transactions whenever desired. This regulatory change resulted in a 36% yearly contraction for the Peruvian insurance system in purchases of regular and private annuities from 2015 to 2016, according to the SBS. Interseguro was negatively affected by the law, with annuities collected of S/337.8 million in 2016, a 38% reduction compared to 2015.

However, as of December 2019, the annuities market seems to be stabilizing with the introduction of private annuities, a new type of annuity created to fill the loophole left by the law. This new product, pioneered by Interseguro in October 2016 and soon followed by other providers, helped the industry recover a portion of the lost market. In 2019, private annuities accounted for 50% of the premiums collected in 2019 for the insurance industry. For Interseguro, private annuities represented 39% of its S/453.1 million in collections in annuities as of December 31, 2019.

In December 2016, the Peruvian government passed a tax amnesty bill to promote the declaration and/or repatriation of funds held by Peruvians in offshore jurisdictions. This bill had a negative impact on Inteligo’s assets under management in 2017, although it has not had a significant impact in subsequent years.

COVID-19 Outbreak

As previously mentioned, our business is dependent on our customers’ willingness and ability to conduct banking and other financial transactions. In this sense, the spread of COVID-19 could disrupt our business and impact our operations in the following ways:

Impacts on Balance Sheet Statement

•	Lower loan portfolio growth due to the economic slowdown and restrictive credit profile policies.

•	Lower growth in deposits due to an increase in our clients’ liquidity needs.

•	Lower growth in investments due to higher liquidity needs across our businesses.

Impacts on Profit and Loss Statement

•	Higher provision expenses and lower growth in recoveries due to a decrease in asset quality.

•	Lower fee income from financial services due to a slowdown in both retail and commercial banking.

•	Lower other income mainly due to a decrease in net gain on financial assets at fair value through profit or loss.

•	Higher other expenses mainly associated with impairment of financial investments.

Change in Accounting Estimates

Adoption of new mortality tables

Through SBS Resolution No.886-2018 dated March 7, 2018, the SBS published the new Peruvian mortality and morbidity tables to be used in mathematical reserve calculations of pensions. These tables gather updated information and show the recent changes in the life expectancy in Peru. Considering that, according to international actuarial and accounting standards, mortality tables need to be updated on a regular basis with information reflecting the reality of the insured, beginning June 1, 2018, we decided to use these new tables for our pension reserve calculation, as they show the recent changes in mortality rates and life expectancy. The effect of the first application of these tables amounted to an impact of S/144.8 million; which, in accordance with IAS 8, has been recognized prospectively, affecting the results of 2018 in the line total net premiums earned minus claims and benefits. See Note 3.4(d) and 3.6 to our audited annual consolidated financial statements.

Changes in the assumptions used in calculating interest rates to discount pension reserves

From the second quarter 2018, we modified the estimation used in calculating interest rates to discount pension reserves, using the risk-free rate due to the currency of Peruvian government’s sovereign yield curves plus an illiquidity premium as a portion of the corporate bonds spread that is not related to loss given default or the cost of credit rating downgrade. These corporate bond spreads are calculated based on the performance of our insurance asset portfolio designated to cover our pension obligations.

The purpose of changing the method to calculate the interest rate is to show the nature of the insurance business over the long term, therefore preventing changes in liability values in the short term caused by the fluctuation of the interest rate, which occurs due to market volatility, the speculative component and economic cycles.

The effects of the first application of interest rates as of June 1, 2018, amount to S/423,080,000, which, according to IAS 8, has been prospectively recognized and is part of the 2018 movement in equity. See Note 3.4(d) and 3.6 to our audited annual consolidated financial statements.

Changes in Accounting Policies

Until December 31, 2017, we recognized in our consolidated income statements the effect of the change in the value of liabilities coming from retirement, disability and survivor’s pensions, caused by the variation in the market interest rates used to discount these liabilities. In 2018, we decided to modify voluntarily our accounting policy in order to show the effect of the change in market interest rates on the statements of other comprehensive income. This change was made to reduce volatility in the profits or losses associated to the effect of changes in market interest rates, as the financial assets supporting such insurance liabilities are measured at fair value through other comprehensive income. According to IAS 8, as the aforementioned change constitutes a voluntary change in the accounting policy of the Company and, in compliance with the standard, must be applied retrospectively to previously released balances. See Note 3.2.1(i) to our audited annual consolidated financial statements.

Adoption of New Standards and Disclosures

On January 1, 2019, we adopted for the first time IFRS 16 “Leases”, effective for annual periods beginning on or after January 1, 2019. Additionally, we early adopted the amendments to IFRS 9 “Financial Instruments”, IAS 39 “Financial Instruments: Recognition and Measurement”, and IFRS 7 “Financial Instruments: Disclosures”; in connection with the Interest rate benchmark reform, in effect for annual periods beginning on or after January 1, 2020.

Furthermore, since January 1, 2018, we are applying: (i) IFRS 15 “Revenue from Contracts with Customers”, which did not present any significant impacts or differences with respect to IAS 18, in relation with the moment at which we recognize revenues or when revenues must be recognized at gross amount, as principal, or net, as agent; and (ii) IFRS 9 “Financial Instruments”, which according to what is allowed by the standard, was applied by us without restating the financial statement of the year 2017 and prior years. Therefore, the information for the year ended December 31, 2017 and prior years are presented in accordance with IAS 39 (whose accounting policies are described in Note 3.4(ah)) to our audit annual consolidated financial statements and it is not comparable to the information of the years 2018 and 2019, which is presented in accordance with IFRS 9. Differences arising from the adoption of IFRS 9 totaling a charge to equity of S/83.3 million net of deferred income taxes that have been recognized directly in the captions “retained earnings” and “unrealized results, net” as of January 1, 2018, in equity, see our audited annual consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

IFRS 16

As explained in Note 3.2.2 to our audited annual consolidated financial statements, we adopted for the first time IFRS 16 “Leases” which became effective on January 1, 2019. Lessor accounting under this new standard is substantially unchanged from IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 does not have an impact for leases under which we are the lessor. We have adopted IFRS 16 under the retrospective modified approach, through an adjustment of the cumulative effect as of January 1, 2019, and not restating amounts from previous periods. We chose to apply the standard to all contracts subscribed before January 1, 2019, that were identified as leases according to IAS 17. We also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less, and lease contracts for which the underlying asset is of low value. Under this method, we recognized lease liabilities for an amount equivalent to the present value of future payments agreed as of January 1, 2019. The adoption of IFRS 16 had no impact on the consolidated statements of changes in equity as of December 31, 2019.

The effect of the adoption of IFRS 16 as of January 1, 2019 amounted to S/341.7 million, increasing the caption “Property, furniture and equipment (Right-of-use assets)” and simultaneously, for the same amount, the caption “Other accounts payable, provisions and other liabilities (Lease liabilities)”. As of December 31, 2019, we have recorded S/16.6 million as interest expense on the lease liabilities and S/73.9 million as depreciation expense on the right-of-use asset, which were recorded in captions “interest and similar expenses” and “depreciation and amortization”, respectively, of our audited annual consolidated financial statements.

Amendments to IFRS 9, IAS 39 and IFRS 7: “Interest rate benchmark reform”

As explained in Note 3.2.2 to our audited annual consolidated financial statements, inter-bank offering rates (IBOR) will be replaced by new interest rate benchmarks by 2021. The amendments originated by the interest rate benchmark reform impact IFRS 9, IAS 39 and IFRS 7, adding a series of exemptions that apply to all affected hedging relationships. A hedging relationship will be affected if the reform generates uncertainty about the moment or the amount of the cash flows related to the hedged account of the hedging instrument in the period prior to the replacement of the rate benchmark with the alternate rate benchmark, given that this rate can be almost risk free. The amendments have the intention of avoiding any disruption in the existing relationships in the hedge accounting of cash flows and the fair value of interest rate risk which, in the absence of said amendments, would result in the ineffectiveness of the hedge and potential inconsistencies in the hedge accounting as result of the interest rate benchmark reform. We have started a transition process of these operations, a process that has started by collecting information of the relevant positions. At the end of the period 2019, we have exposure mainly to U.S.$-Libor rates and the most affected items will be derivative positions (interest rate swaps – IRS, and cross currency swaps – CCS, outstanding as of the transition date which accrue U.S.$-Libor interest). See Note 10(b)(vi) of our audited annual consolidated financial statements.

Critical accounting estimates and judgments

In preparing our audited annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), we apply judgment and make estimates and assumptions that may involve significant uncertainty at the time they are made. We regularly reassess those estimates and assumptions, which encompass historical experience, expectations of the future and other pertinent factors, to determine their continuing relevance based on current conditions, and we update them as necessary. Changes in estimates and assumptions may have a significant effect on our consolidated financial statements. Furthermore, our actual results may differ significantly from our estimates, which could result in significant losses to us or our subsidiaries, beyond what we anticipated or provided for.

Key areas involving a high degree of judgment and areas where estimates and assumptions are significant to the consolidated financial statements include:

•	the calculation of the impairment of the portfolio of loans and financial investments;

•	the measurement of the fair value of the financial investments and investment properties;

•	the assessment of the impairment of the goodwill;

•	determination of the lease contracts with renewal and termination options;

•	estimating the increase in borrowing rates for lease agreements;

•	the liabilities for insurance contracts and the measurement of the fair value of derivative financial instruments;

•	the estimated useful life of intangible assets, property, furniture and equipment, and

•	the estimation of assets and liabilities for deferred income tax.

We believe that the judgments, estimates and assumptions we have made are appropriate under the circumstances and that our audited annual consolidated financial statements fairly present, in all material respects, the financial positions of IFS as of December 31, 2019 and 2018 and the results of our operations and cash flows for the years ended December 31, 2019, 2018 and 2017 in accordance with IFRS.

For more information about our critical accounting estimates and judgments, see:

•	“Note 3 Significant accounting policies” to our audited annual consolidated financial statements for more information;

•

“Note 3.6 Significant accounting judgments, estimates and assumptions” to our audited annual consolidated financial statements for more information on estimations and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in the notes to the audited annual consolidated financial statements;

•	“Note 30.1 Credit Risk” and “Note 30.2 Market Risk management” for a discussion of risk and sensitivity of certain items;

•	“Item 3. Key Information—Risk Factors” of this Annual Report on Form 20-F for more information.

Principal Line Items in Consolidated Income Statements

Below is a description of certain significant line items:

•

interest and similar income includes interest from our loan portfolio plus interest and dividends from our investment portfolio and is composed of the following line items: (i) interest on loans, (ii) interest on financial investments, (iii) interest on due from banks and inter-bank funds, and (iv) other interest and similar income. See Note 19(a) to our audited annual consolidated financial statements;

•

interests and similar expenses includes all financial expenses incurred to fund our operations and is composed of the following line items: (i) interest on deposits and obligations, (ii) interest on bonds, notes and other obligations, and (iii) interest and fees on obligations with financial institutions. See Note 19(a) to our audited annual consolidated financial statements;

•	impairment loss on loans, net of recoveries includes provisions recognized as expense, net of recoveries. See Note 6(d) to our audited annual consolidated financial statements;

•	(loss) recovery due to impairment of financial investments includes impairment loss recognized as expense, net of recoveries. See Note 5(c) to our audited annual consolidated financial statements;

•

fee income from financial services, net includes primarily commissions and other fees we charge to our customers, net from related expenses, and is composed of the following line items: (i) maintenance and mailing of accounts, interchange fees, transfers and credit and debit card services, (ii) funds management, (iii) commissions from banking services, (iv) fees for indirect loans, (v) collection services, and (vi) brokerage and custody services. See Note 20 to our audited annual consolidated financial statements;

•

other income includes: (i) net gain on foreign exchange transactions, (ii) net gain on sale of financial investments, (iii) net gains (losses) on financial assets at fair value through profit or loss, (iv) net gain on investment property;

•

total net premiums earned minus claims and benefits includes: (i) net premiums earned, adjustment of technical reserves, and (iii) net claims and benefits incurred for life insurance contracts and others. See Notes 22 and 23 to our audited annual consolidated financial statements; and

•	other expenses include: (i) salaries and employee benefits, (ii) administrative expenses,

•

depreciation and amortization, (iv) sundry technical insurance expenses and commission from insurance activities and (v) expenses related to rental income. See Notes 9(a), 21, 24, and 25 to our audited annual consolidated financial statements.

Financial Condition as of December 31, 2019 Compared to December 31, 2018

The following table sets forth the principal components of our consolidated statement of financial position as of December 31, 2019 and December 31, 2018.

	As of December 31, 2019	As of December 31, 2018	Change
	(S/ in millions)		(S/ in millions)%
Assets
Cash, due from banks and inter-banks funds	11,213.9	8,875.4	2,338.4	26.3%
Financial investments	19,072.7	17,629.4	1,443.3	8.2%
Loans, net of unearned interest	38,531.6	34,325.7	4,205.9	12.3%
Impairment allowance for loans	(1,394.8)	(1,364.8)	(30.0)	2.2%
Investment property	972.1	986.5	(14.4)	(1.5)%
Property, furniture and equipment, net	950.9	622.5	328.4	52.8%
Intangibles and goodwill, net	979.3	954.5	24.7	2.6%
Other assets	1,236.5	1,715.0	(478.5)	(27.9)%

Total assets	71,562.3	63,744.4	7,817.9	12.3%

Liabilities and equity
Deposits and obligations	38,093.2	33,682.0	4,411.3	13.1%
Due to banks and correspondents and inter-bank funds	4,148.8	4,293.4	(144.6)	(3.4)%
Bonds, notes and other obligations	6,890.3	6,496.8	393.5	6.1%
Insurance contract liabilities	11,338.8	10,300.5	1,038.3	10.1%
Other liabilities	2,187.7	1,883.4	304.4	16.2%

Total liabilities	62,658.8	56,655.9	6,002.9	10.6%

Equity, net
Equity attributable to IFS’s shareholders	8,856.9	7,048.1	1,808.8	25.7%
Non-controlling interest	46.6	40.4	6.2	15.3%

Total equity, net	8,903.4	7,088.5	1,815.0	25.6%

Total liabilities and equity net	71,562.3	63,744.4	7,817.9	12.3%

Our assets were S/71.6 billion as of December 31, 2019, a 12.3% increase from S/63.7 billion as of December 31, 2018. This was mainly driven by growth of 26.3% in cash, due from banks and inter-bank funds, 12.3% in loans, net of unearned interest, 8.2% in financial investments, and 52.8% in property, furniture and equipment mainly related to the adoption of IFRS 16.

The increase in cash, due from banks and inter-bank funds was mainly due to higher reserve funds and deposits at the Central Bank from Interbank.

The increase in loans, net of unearned interest was mainly the result of higher retail and commercial loans balances at Interbank. The increase in retail loans was due to growth in credit cards, other consumer loans and mortgages. Growth in commercial loans was due to higher trade finance loans and short and medium-term loans, also supported by higher loan repo transactions.

The increase in financial investments was mainly explained by the higher volume of Interseguro’s investment portfolio, partially offset by lower balances of global and corporate bonds at Interbank.

Our liabilities reached S/62.7 billion as of December 31, 2019, a 10.6% increase from S/56.7 billion as of December 31, 2018. This was mainly driven by increases of 13.1% and 10.1% in deposits and obligations and insurance contract liabilities, respectively. Growth in deposits and other obligations was mostly explained by higher institutional, retail and commercial deposits at Interbank, while the increase in insurance contract liabilities was due to higher growth in annuities.

Our net equity was S/8.9 billion as of December 31, 2019, a 25.6% increase from S/7.1 billion as of December 31, 2018, mainly driven by higher retained earnings due to the net profit for 2019, our primary offering of common and treasury shares in the NYSE.

For more information of our liquidity, capital resources and commitments and obligations, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Results of Operations for the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

The following table sets forth the principal components of our consolidated profit for the years ended December 31, 2019 and 2018.

	For the year ended December 31,
	2019	2018	Change
	(S/ in millions)		(S/ in millions)%
Interest and similar income	4,847.2	4,321.3	525.9	12.2%
Interest and similar expenses	(1,407.9)	(1,170.6)	(237.3)	20.3%

Net interest and similar income	3,439.3	3,150.7	288.6	9.2%

Impairment loss on loans, net of recoveries	(750.8)	(660.1)	(90.7)	13.7%
Recovery (loss) due to impairment of financial investments	(6.8)	13.1	(19.9)	N/M

Net interest and similar income after impairment loss	2,681.7	2,503.7	178.0	7.1%

Fee income from financial services, net	925.9	874.4	51.5	5.9%
Other income	592.1	408.7	183.4	44.9%

Total net premiums earned minus claims and benefits	(295.7)	(407.5)	111.8	(27.4)%
Total other expenses	(1,978.3)	(1,837.5)	(140.8)	7.7%
Income before translation result and income tax	1,925.7	1,541.9	383.8	24.9%
Translation result	17.8	(35.0)	52.8	N/M
Income Tax	(493.3)	(415.5)	(77.8)	18.7%

Net profit for the year	1,450.1	1,091.4	358.7	32.9%

Attributable profit to:
IFS’ shareholders	1,441.3	1,084.3	357.0	32.9%
Non-controlling interest	8.9	7.1	1.7	24.5%

Our net profit was S/1,450.1 million for the year ended December 31, 2019, a 32.9% increase as compared to 2018. The higher profits were mainly driven by increases of S/288.6 million in net interest and similar income, S/183.4 million in other income, S/51.5 million in net fee income from financial services, and S/111.8 million in total premiums earned less claims and benefits, primarily reflecting the recognition in 2018 of the S/144.8 million non-recurring negative impact due to the change in mortality tables, which effect was not present for the year ended December 31, 2019. These results were partially offset by increases of S/140.8 million in other expenses and S/90.7 million in impairment loss on loans, net of recoveries.

The increase in net interest and similar income was mainly due to higher interest on loans at Interbank, attributable to double-digit loan growth combined with stable yields, partially offset by non-recurring expenses from liability management transactions in 2019.

Impairment loss on loans, net of recoveries increased from S/660.1 million as of December 31, 2018 to S/750.8 million as of December 31, 2019 mainly as a result of an increase in the loan portfolio and higher provision requirements for credit cards and mortgages, which were partially offset by lower requirements in the commercial portfolio particularly due to reduced exposure to the construction sector. This increase in impairment loss on loans, net of recoveries was partially offset by S/142.9 million reversal in provisions mainly during the fourth quarter of 2019 related to fine-tuning of IFRS9 models made as part of continuous efforts to reflect market developments, newly available data and improved customer risk profiles.

The increase in net fee income from financial services was mainly due to higher commissions from credit card services at Interbank.

The increase in other income was mainly due to positive performance across all three subsidiaries, particularly from foreign exchange transactions at Interbank and from sale of securities at Interseguro.

The increase in total premiums earned less claims and benefits mainly due to a decrease of S/94.3 million in adjustment of technical reserves, higher net premiums and lower net claims and benefits incurred.

The increase in other expenses is mainly due to increases in (i) depreciation and amortization charges due to the implementation of IFRS 16, (ii) salaries and employee benefits at Interbank and (iii)general expenses at Interseguro.

Our ROE was 18.3% in 2019, higher than the 16.6% reported in 2018, mainly due to increases in net interest and similar income and in other income.

Results of Operations by Segment

The following table presents an overview of certain consolidated income statement data for each of our segments for the years ended December 31, 2019 and 2018.

	Banking		Insurance		Wealth Management		Holding and eliminations		Consolidated
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	(S/ in millions)
Interest and similar income	4,074.0	3,559.1	612.5	611.0	168.0	154.1	(7.3)	(2.9)	4,847.2	4,321.3
Interest and similar expenses	(1,290.1)	(1,067.7)	(56.4)	(54.3)	(61.5)	(44.1)	0.0	(4.4)	(1,407.9)	(1,170.6)
Net interest and similar income	2,783.9	2,491.4	556.1	556.6	106.5	110.0	(7.3)	(7.3)	3,439.3	3,150.7
Impairment loss on loans, net of recoveries	(750.8)	(660.9)	0.0	0.0	(0.0)	0.8	0.0	0.0	(750.8)	(660.1)
Recovery (loss) due to impairment of financial investments	0.0	(0.1)	(6.2)	11.3	(0.7)	1.8	0.0	0.0	(6.8)	13.1
Net interest and similar income after impairment loss	2,033.2	1,830.5	550.0	568.0	105.8	112.6	(7.3)	(7.3)	2,681.7	2,503.7
Fee income from financial services, net	827.1	759.5	(4.0)	(4.6)	164.3	164.2	(61.5)	(44.7)	925.9	874.4
Other income (1)	434.3	309.7	169.0	67.6	58.4	33.2	(69.7)	(1.9)	592.1	408.7
Total net premiums earned minus claims and benefits	0.0	0.0	(295.7)	(407.5)	0.0	0.0	(0.0)	0.0	(295.7)	(407.5)
Total other expenses	(1,611.5)	(1,502.7)	(298.7)	(273.7)	(123.3)	(106.5)	55.3	45.4	(1,978.3)	(1,837.5)
Income (loss) before translation result and income tax	1,683.1	1,397.0	120.6	(50.1)	205.3	203.5	(83.2)	(8.5)	1,925.7	1,541.9
Translation result	(5.6)	(10.2)	9.8	(11.4)	(1.4)	(0.2)	12.1	(13.2)	17.8	(35.0)
Income tax	(449.0)	(375.9)	0.0	0.0	(6.4)	(5.7)	(38.0)	(33.9)	(493.3)	(415.5)
Net profit (loss) for the year	1,228.5	1,010.9	130.4	(61.5)	200.3	197.5	(109.1)	(55.6)	1,450.1	1,091.4
Attributable to:
IFS’ shareholders	1,228.5	1,010.9	130.4	(61.5)	200.3	197.5	(117.9)	(62.7)	1,441.3	1,084.3
Non-controlling interest	0.0	0.0	0.0	0.0	0.0	0.0	8.9	7.1	8.9	7.1

(1)	For the Banking segment “other income” for the year ended December 31, 2019, includes the S/52.6 million gain on the sale of Interfondos to Inteligo, which is eliminated upon consolidation.

The discussion below covers each of our reported segments, and corresponds to information before adjustments and eliminations for consolidation, as of and for the years ended December 31, 2019 and 2018, in accordance with IFRS.

Banking

Interbank’s net profit reached S/1,228.5 million for the year ended December 31, 2019, a 21.5% increase compared to the year ended December 31, 2018. The main factors that contributed to this result were increases of (i) 40.2% in other income mainly due to the sale of Interfondos to Inteligo, (ii) 11.7% in net interest and similar income, and (iii) 8.9% in net fee income from financial services. These factors were partially offset by increases of 13.6% in loan loss provisions and 7.2% in other expenses.

Interbank’s results in 2019 were affected by the gain on sale of Interfondos, Interbank’s former mutual funds subsidiary, to Inteligo for S/32.4 million after taxes, the reversal of payroll deduction loan provisions for S/27.4 million after taxes, the reversal of loan loss provisions for S/73.4 million after taxes as well as the S/29.0 million after taxes non-recurring impact of the liability management transactions in 2019.

Interbank’s ROE, excluding the gain on the sale of Interfondos and the non-recurring impact of the liability management transactions, as presented in “Item 3. Key Information—Selected Financial Data—Non-GAAP Financial Measures”, was 21.3% for the year ended December 31, 2019, higher than the 20.2% recorded in the year ended December 31, 2018.

Interest and Similar Income

The following table presents the components of interest and similar income for our banking segment for the years ended December 31, 2019 and 2018.

	For year the ended December 31,
	2019	2018	Change
	(S/ in millions)		(S/ in millions)%
Interest and similar income
Interest on loan portfolio	3,758.4	3,290.9	467.5	14.2%
Interest on financial investments	208.1	221.0	(12.9)	(5.8)%
Interest on due from banks and inter-bank funds	107.5	47.2	60.3	N/M

Total	4,074.0	3,559.1	514.9	14.5%

Nominal average rate	8.2%	7.9%

Interest and similar income grew 14.5%, a more than two-fold increase in interest due from banks and inter-bank funds, and a 14.2% increase in interest on loans, partially offset by a 5.8% decrease in interest on financial investments.

Interest on due from banks and inter-bank funds grew by S/60.3 million, or 127.7%, a 60 basis points increase in the nominal average rate and a 10.5% increase in the average volume. The increase in the nominal average rate, from 0.5% in 2018 to 1.1% in 2019, was due to improved returns on reserve funds, inter-bank funds and deposits, in each case, at the Central Reserve Bank of Peru. The increase in the average volume was mainly due to higher balances of reserve funds and deposits at the Central Reserve Bank of Peru, partially offset by lower restricted funds associated with repo transactions with the Central Bank of Peru, as well as a reduction in inter-bank funds.

The increase in interest on loan portfolio was mainly due to a 14.1% increase in average volume of loans as the nominal average rate remained stable at 10.9%.

The higher average volume of loans was primarily the result of a 16.6% increase in retail loans and a 11.3% increase in commercial loans. In the retail portfolio, the increase was mainly due to a 23.5% increase in credit cards, a 13.1% increase in payroll deduction loans and a 12.8% increase in mortgages. In the commercial portfolio, the increase was mainly due to a 14.4% increase in trade finance loans and a 12.0% increase in short and medium-term loans, which results were partially offset by a 5.4% decrease in leasing operations.

The decrease in interest on financial investments was primarily the result of an 11.3% decrease in the average volume, which was partially offset by a 20 basis point increase in the average rate, from 3.6% for the year ended December 31, 2018 to 3.8% for the year ended December 31, 2019. The decrease in the average volume was mainly due to lower investments in global bonds, Central Bank Certificates of Deposits (“CDBCR”), and corporate bonds, which decrease was partially offset by higher balances of sovereign bonds. The increase in the average rate was the result of higher returns on corporate bonds from financial institutions and global bonds.

As a result of the above, the nominal average yield on interest-earning assets increased 30 basis points, from 7.9% for the year ended December 31, 2018 to 8.2% for the year ended December 31, 2019 in line with the higher nominal average rate on interest due from banks and on investments. Additionally, a higher proportion of credit card loans, within the total loan portfolio also contributed to the higher average yield on interest-earning assets, since this product returns a higher average yield than the rest of components.

Interest and Similar Expenses

The following table presents the components of interest and similar expenses for our banking segment for the years ended December 31, 2019 and 2018.

	For the year ended December 31,
	2019	2018	Change
	(S/ in millions)		(S/ in millions)%
Interest and Similar Expenses
Interest and fees on deposits and obligations	(709.2)	(570.0)	(139.2)	24.4%
Interests on bonds, notes and other obligations	(416.4)	(330.7)	(85.7)	25.9%
Interest and fees on obligations with financial institutions and others	(164.5)	(167.1)	2.6	(1.5)%

Total	(1,290.1)	(1,067.7)	(222.3)	20.8%

Nominal average rate	3.0%	2.7%

Interest and similar expense increased 20.8% mainly due to a 25.9% increase in interest on bonds, notes and other obligations and a 24.4% increase in interest on deposits and obligations, which increases were partially offset by a 1.5% decrease in interest and fees on obligations with financial institutions and others.

Interest on bonds, notes and other obligations increased mainly due to two bond issuances in the international market in September 2019, for S/312 million and U.S.$ 400 million, both due in October 2026, in addition to other two issuances in the local market in March 2019 of: (i) S/150 million in certificates of deposit due March 2020, and (ii) S/150 million in corporate bonds due March 2029. In addition, these expenses also increased due to the exercise of the option to redeem the outstanding 5.75% Senior Notes due 2020 which resulted in a non-recurring expense of S/42.3 million before taxes (or S/29.0 million after taxes) given that the bonds were trading above their par value. See Note 13(i) to our audited annual consolidated financial statements.

Interest and fees on deposits and obligations increased mainly due to an 11.5% increase in the average volume and a 20 basis points increase in the nominal average cost. The increase in average volume was primarily attributable to increases in commercial, retail and institutional deposits. By currency, average balances of soles deposits grew 15.8% while average dollar deposits increased 4.7%. The increase in the nominal average cost from 19.1% for the year ended December 31, 2018 to 2.1% for the year ended December 31, 2019 was primarily due to increases in rates paid to institutional, commercial and retail deposits, particularly in time deposits, but also in commercial current accounts and retail savings accounts.

Interest and fees on obligations with financial institutions and others decreased mainly due to a 5.1% decrease in the average volume, partially offset by a 20 basis point increase in the average cost, from 4.0% for the year ended December 31, 2018 to 4.2% for the year ended December 31, 2019. The decrease in the average volume was mainly due to lower funding provided by the Central Reserve Bank of Peru and a decrease in inter-bank funds. The increase in the nominal average cost was explained by higher rates on funding from correspondent banks abroad and inter-bank funds, partially offset by a lower rate on funds provided by the Central Reserve Bank of Peru.

The average cost of funds increased 30 basis points, from 2.7% for the year ended December 31, 2018 to 3.0% for the year ended December 31, 2019, in line with the higher cost of interest-bearing liabilities.

Impairment Loss on Loans, Net of Recoveries

The following table presents the components of impairment loss on loans, net of recoveries for our banking segment for the years ended December 31, 2019 and 2018.

	For the year ended December 31,
	2019	2018	Change
	(S/ in millions)		(S/ in millions)%
Impairment loss on loans, net of recoveries	(750.8)	(660.9)	(89.9)	13.6%
Past-due loan ratio (at period end)	2.6%	2.6%
Provision expense as a percentage of average total loans	2.2%	2.2%
Coverage ratio	117.7%	130.4%
Impairment allowance for loans	1,394.8	1,364.8

Impairment loss on loans, net of recoveries increased from S/660.9 million as of December 31, 2018 to S/750.8 million as of December 31, 2019 mainly as a result of an increase in the loan portfolio and higher provision requirements for credit cards and mortgages, which were partially offset by lower requirements in the commercial portfolio particularly due to reduced exposure to the construction sector. This increase in impairment loss on loans, net of recoveries was partially offset by S/142.9 million reversal in provisions mainly during the fourth quarter of 2019 related to fine-tuning of IFRS 9 models made as part of continuous efforts to reflect market developments, newly available data and improved customer risk profile.

Interbank’s coverage ratio for the year ended December 31, 2019 decreased to 117.7% from 130.4% as of the year ended December 31, 2018, as a result of higher balances of loans classified as Stage 3 and refinanced.

Fee Income from Financial Services, Net

The following table presents the components of fee income from financial services, net for our banking segment for the years ended December 31, 2019 and 2018.

	For the year ended December 31,
	2019	2018	Change
	(S/ in millions)		(S/ in millions)%
Income
Maintenance and mailing of accounts, transfer fees and commissions on credit and debit card	648.4	620.6	27.7	4.5%
Commissions for banking services	329.4	316.5	12.9	4.1%
Fees from indirect loans	56.2	61.8	(5.6)	(9.1)%
Collection services fees	41.3	37.3	4.0	10.8%
Others	39.3	30.0	9.3	31.0%

Total	1,114.6	1,066.3	48.4	4.5%

Expenses
Credit cards	(119.6)	(103.6)	(16.0)	15.4%
Debtor’s life insurance premiums	(99.7)	(143.4)	43.7	(30.5)%
Fees paid to foreign banks	(17.2)	(15.3)	(1.8)	12.1%
Others	(51.1)	(44.4)	(6.7)	15.1%

Total	(287.5)	(306.7)	19.2	(6.3)%

Net	827.1	759.5	67.5	8.9%

The S/67.5 million, or 8.9%, increase in fee income from financial services, net, was mainly attributable to higher income from maintenance of mailing of account, interchange fees, transfer fees and commissions on credit and debit cards, as well as to an increase in fees from banking services and lower expenses related to debtor’s life insurance premiums.

Other Income

The following table presents the components of other income for our banking segment for the years ended December 31, 2019 and 2018.

	For the year ended December 31,
	2019	2018	Change
	(S/ in millions)		(S/in millions)%
Net gain on foreign exchange transactions	201.4	228.2	(26.8)	(11.7)%
Net gain on sale of financial investments	39.3	16.4	23.0	N/M
Net gains on financial assets at fair value through profit or loss	64.8	(8.6)	73.4	N/M
Other	128.9	73.8	55.0	74.6%
Other income	434.3	309.7	124.6	40.2%

Other income increased 40.2% for the year ended December 31, 2019, mainly due to an overall S/46.6 million increase in net gain on foreign exchange transactions and on financial assets at fair value through profit or loss, and S/23.0 million in net gain on sale of financial investments. The gain from the sale of Interfondos to Inteligo recorded in this line is eliminated during the consolidation process.

Other Expenses

The following table presents the components of other expenses for our banking segment for the years ended December 31, 2019 and 2018.

	For the year ended December 31,
	2019	2018	Change
	(S/ in millions)		(S/ in millions)%
Salaries and employee benefits	(659.6)	(622.8)	(36.8)	5.9%
Administrative expenses	(687.9)	(693.7)	5.7	(0.8)%
Depreciation and amortization	(227.1)	(138.5)	(88.5)	63.9%
Other	(36.9)	(47.6)	10.8	(22.6)%

Total other expenses	(1,611.5)	(1,502.7)	(108.8)	7.2%

Other expenses increased 7.2% for the year ended December 31, 2019, mainly due to a 63.9% increase in depreciation and amortization, due to IFRS 16 implementation, and a 5.9% increase in salaries and employee benefits, which were partially offset by a 0.8% decrease in administrative expenses, mainly related to the implementation of IFRS 16 as rental expenses are no longer recorded in this line, and despite an increase in administrative expenses related to IT services and loyalty programs in connection with the bank’s digital transformation efforts and higher credit cards activity.

Our efficiency ratio was 38.9% for the year ended December 31, 2019 as compared to 40.9% recorded for the year ended December 31, 2018.

Income Before Translation Result and Income Tax

Income before translation result and income tax increased 20.5% for the year ended December 31, 2019, mainly due to an increase in translation result and a lower effective tax rate, from 27.1% for the year ended December 31, 2018 to 26.8% for the year ended December 31, 2019. As a result of the above, profit for the period increased 21.5% for the year ended December 31, 2019 as compared to the year ended December 31, 2018.

Insurance

Interseguro’s profit attributable to shareholders for the year ended December 31, 2019 was S/130.4 million, compared to a S/61.5 million loss for the year ended December 31, 2018.

The main factors that contributed to this result were the S/111.8 million increase in total premiums earned minus claims and benefits and the S/101.4 million increase in other income. The increase in total premiums earned minus claims and benefits was mainly due to a one-time adjustment of S/144.8 million in technical reserves in 2018, as a result of the full adoption of new mortality tables, which impact was not present in 2019. These results were partially offset by a S/25 million increase in other expenses, as well as a S/17.5 million increase due to impairment of financial investments.

Net Interest and Similar Income

The following table presents the components of net interest and similar income for our insurance segment for the years ended December 31, 2019 and 2018.

	For the year ended December 31,
	2019	2018	Change
	(S/ in millions)		(S/ in millions)%
Interest and similar income	612.5	611.0	1.6	0.3%
Interest and similar expense	(56.4)	(54.3)	(2.1)	3.8%

Net interest and similar income	556.1	556.6	(0.5)	(0.1)%

Net interest and similar income decreased 0.1% mainly due to a S/2.1 million increase in interest and similar expenses primarily as a result of higher interest due to banks and correspondents, which decrease was partially offset by a S/1.6 million increase in interest and similar income.

Other Income, Net

The following table presents the components of other income for our insurance segment for the years ended December 31, 2019 and 2018.

	For the year ended December 31,
	2019	2018	Change
	(S/ in millions)		(S/ in millions)%
Net gain (loss) on sale of financial investments	39.2	(30.7)	69.9	N/M
Net gain (loss) on financial assets at fair value through profit or loss	18.6	(1.4)	20.0	N/M
Rental income	48.8	32.9	16.0	48.5%
Gain on sale of investment property	(7.2)	4.7	(11.8)	N/M
Net gain on investment property	54.5	47.8	6.7	14.1%
Other	15.0	14.4	0.6	4.1%

Other income, net	169.0	67.6	101.4	N/M

Other income increased S/101.4 million, mainly due to a S/69.9 million increase in net gain on sale of financial investments, a S/20.0 million increase in net gain on financial assets at fair value through profit or loss and a S/16.0 million increase in rental income from real estate investments. These increases were partially offset by a S/11.8 million decrease in net gain on sale of investment property.

Recovery (Loss) due to Impairment of Financial Investments

Loss due to impairment of financial investments was S/6.2 million for the year ended December 31, 2019 as compared to a recovery of S/11.3 million for the year ended December 31, 2018. This loss was mainly due to the impairment of certain bonds in Interseguro’s portfolio due to a higher expected loss on such bonds.

Total Net Premiums Earned Minus Claims and Benefits

The following table presents the components of total premiums earned minus claims and benefits for our insurance segment for the years ended December 31, 2019 and 2018.

	For the year ended December 31,
	2019	2018	Change
	(S/ in millions)		(S/ in millions)%
Premiums assumed	662.3	762.1	(99.8)	(13.1)%
Premiums ceded to reinsurers	(13.2)	(116.7)	103.5	(88.7)%
Adjustment of technical reserves	(222.5)	(316.8)	94.3	(29.8)%
Net claims and benefits incurred for life insurance contracts and others	(722.3)	(736.0)	13.7	(1.9)%

Total net premiums earned minus claims and benefits	(295.7)	(407.5)	111.8	(27.4)%

Total net premiums earned minus claims and benefits increased S/111.8 million, mainly due to a S/94.3 million decrease in adjustment of technical reserves, in addition to higher net premiums and lower net claims and benefits incurred. The decrease in the adjustment of technical reserves for annuities reflects the impact of a one-time adjustment of S/144.8 million in 2018, which was not present in 2019.

Net Premiums

Net premiums represent the difference between premiums assumed and premiums ceded to reinsurers. The following table presents net premiums by business line for our insurance segment for the years ended December 31, 2019 and 2018.

	For the year ended December 31,
	2019	2018	Change
	(S/ in millions)		(S/ in millions)%
Annuities(1)	284.4	317.4	(33.0)	(10.4)%
Individual Life	131.4	126.7	4.7	3.7%
Retail Insurance	233.3	201.2	32.1	15.9%
Credit Life Insurance	130.7	105.1	25.6	24.4%
Mandatory Traffic Accident (SOAT)	40.7	33.6	7.1	21.1%
Card Protection	46.0	42.3	3.7	8.7%
Others	15.9	20.3	(4.4)	21.4%
Net Premiums(2)	649.1	645.4	3.7	0.6%

(1)	Annuities include premiums from pension-related insurance (disability and survivorship).
(2)	Private annuities are not included as premiums assumed. Net premiums are premiums assumed net of premiums ceded.

Net premiums increased 0.6% mainly due to a S/32.1 million increase in retail insurance and a S/4.7 million increase in individual life insurance, partially offset by a decrease of S/33.0 million in annuities. The decrease in annuities is net of a S/46.1 million decrease in disability and survivorship, associated with Seguros Sura’s disability and survivorship contract that expired in December 2018.

Adjustment of Technical Reserves

The following table presents adjustment of technical reserves by business line for our insurance segment for the years ended December 31, 2019 and 2018.

	For the year ended December 31,
	2019	2018	Change
	(S/ in millions)		(S/ in millions)%
Annuities	(134.5)	(271.7)	137.2	(50.5)%
Individual Life	(82.3)	(40.9)	(41.4)	N/M
Retail Insurance	(5.7)	(4.2)	(1.5)	34.3%
Adjustment of technical reserves	(222.5)	(316.8)	94.3	(29.8)%

Adjustment of technical reserves decreased 29.8% mainly due to a S/137.2 million decrease in annuities, partially offset by a S/41.4 million increase in individual life and a S/1.5 million increase in retail insurance. The decrease in the adjustment of technical reserves for annuities reflects the impact of a one-time adjustment of S/144.8 million in 2018, which was not present in 2019.

Net Claims and Benefits Incurred for Life Insurance Contracts and Others

The following table presents net claims and benefits incurred for life insurance contracts and others by business line for our insurance segment for the year ended December 31, 2019 and 2018.

	For the year ended December 31,
	2019	2018	Change
	(S/ in millions)		(S/ in millions)%
Annuities(1)	(652.6)	(666.1)	13.5	(2.0)%
Individual Life	(4.9)	(6.1)	1.2	(20.6)%
Retail Insurance	(64.9)	(63.8)	(1.1)	1.7%
Credit Life Insurance	(41.5)	(45.0)	3.5	(7.8)%
Mandatory Traffic Accident (SOAT)	(17.2)	(14.3)	(2.9)	20.5%
Card Protection	(2.1)	(1.5)	(0.6)	40.6%
Others	(4.1)	(3.1)	(1.0)	34.9%
Net claims and benefits incurred(2)	(722.3)	(736.0)	13.7	(1.9)%

(1)	Annuities include claims from pension-related insurance (disability and survivorship).
(2)	Private Annuities are not included as premiums assumed.

Net claims and benefits incurred for life insurance contracts and others decreased 1.9% mainly due to a S/13.5 million decrease in annuity benefits. Lower annuity benefits were the result of an S/48.5 million decrease in disability and survivorship claims, associated with Seguros Sura’s disability and survivorship contract expiration in December 2018, net of a S/34.9 million increase in annuities.

Other Expenses

The following table presents the components of other expenses for our insurance segment for the year ended December 31, 2019 and 2018.

	For the year ended December 31,
	2019	2018	Change
	(S/ in millions)		(S/ in millions)%
Salaries and employee benefits	(73.7)	(74.8)	1.2	(1.6)%
Administrative expenses	(54.0)	(44.6)	(9.4)	21.0%
Depreciation and amortization	(22.4)	(17.0)	(5.4)	31.9%
Expenses related to rental income	(3.5)	(3.9)	0.4	(11.4)%
Other	(145.2)	(133.3)	(11.9)	8.9%

Total other expenses	(298.7)	(273.7)	(25.1)	9.2%

Total other expenses increased 9.2% mainly due to an S/11.9 million increase in other expenses, a S/9.4 million increase in administrative expenses and a S/5.4 million increase in depreciation and amortization.

Wealth Management

Inteligo’s net profit was S/200.3 million for the year ended December 31, 2019, a 1.4% increase compared to the year ended December 31, 2018. The main factor that contributed to this result was an increase in other income, which reflected strong gains on the valuation of financial investments in the year ended December 31, 2019, associated with a better performance of Inteligo’s proprietary portfolio, in addition to a 0.1% increase in fee income from financial services. These effects were partially offset by a 3.2% decrease in net interest and similar income.

Inteligo’s ROE was 24.7% for the year ended December 31, 2019, lower than the 25.7% registered for the year ended December 31, 2018. This was mainly attributable to a lower net profit due to the impact of the amortization of assets related to the aquisition of Interfondos at the beginning of 2019, in adittion to a higher shareholders’ equity due to an increase in retained earnings. Excluding the previously mentioned asset amortization, net profit was S/ 205.6 million and ROE was 25.3% in 2019.

Interest and Similar Income

The following table presents the components of interest and similar income for our wealth management segment for the years ended December 31, 2019 and 2018.

	For the year ended December 31,
	2019	2018	Change
	(S/ in millions)		(S/ in millions)%
Interest and similar income
Interest on loan portfolio	73.2	65.9	7.3	11.0%
Interest on financial investments	81.3	83.7	(2.4)	(2.9)%
Interest on due from banks and inter-bank funds	13.5	4.5	9.0	N/M

Total	168.0	154.1	13.9	9.0%

Nominal average rate	4.5%	4.8%

Interest and similar income increased 9.0% mainly due to an 11.0% increase in interest on loan portfolio and a S/9.0 million increase in interest due from banks and inter-bank funds.

Interest on loan portfolio increased S/7.3 million mainly due to an increase in the average rate along with an increase in average loans outstanding. Interest on financial investments decreased S/2.4 million mainly due to lower yields in fixed income investments that contributed with coupon payments to Inteligo’s portfolio. Interest due from banks and inter-bank funds increased S/9.0 million, mainly attributable to excess liquidity during the period.

Interest and Similar Expenses

The following table presents the components of interest and similar expenses for our wealth management segment for the years ended December 31, 2019 and 2018.

	For the year ended December 31,
	2019	2018	Change
	(S/ in millions)		(S/ in millions)%
Interest and similar expenses
Interest and fees on deposits and obligations	(48.2)	(36.6)	(11.6)	31.7%
Interests on bonds, notes and other obligations	(2.3)	(1.2)	(1.2)	98.9%
Interest and fees on obligations with financial institutions and others	(11.0)	(6.4)	(4.6)	72.7%

Total	(61.5)	(44.1)	(17.4)	39.4%

Nominal average rate	2.0%	1.8%

Interest and similar expenses increased 39.4% mainly due to an increase in interest and fees on deposits and obligations, as well as a 72.7% increase in interest and fees on obligations with financial institutions and others. Interest and fees on deposits and obligations increased S/11.6 million primarily as a result of a S/90.1 million increase in deposit balances. Interest and fees on obligations with financial institutions and others increased S/4.6 million due to the incremental variable rates on loans with banks during the 2019.

Impairment Loss on Loans, Net of Recoveries

Inteligo’s loan portfolio had no delinquencies for the years ended December 31, 2019 and 2018. Inteligo’s impairment loss on loans was S/0.0 million for the year ended December 31, 2019.

Recovery (Loss) due to Impairment of Financial Investments

For the year ended December 31, 2019, Inteligo’s impairment loss on financial investments was S/0.7 million, as compared to a S/1.8 million recovery for the year ended December 31, 2018.

Fee Income from Financial Services, Net

The following table presents the components of fee income from financial services, net for our wealth management segment for the years ended December 31, 2019 and 2018.

	For the year ended December 31,
	2019	2018	Change
	(S/ in millions)		(S/ in millions)%
Income
Maintenance and mailing of accounts, transfer fees and commissions on credit and debit card	2.9	2.9	0.0	1.7%
Funds management fees	149.2	148.1	1.1	0.7%
Brokerage and custody services fees	12.6	12.3	0.3	2.6%
Others	1.5	3.8	(2.3)	(60.3)%

Total	166.2	167.0	(0.8)	(0.5)%

Expenses
Brokerage and custody services	(1.3)	(2.4)	1.1	(46.5)%
Others	(0.6)	(0.4)	(0.2)	36.6%

Total	(1.8)	(2.8)	1.0	(34.3)%

Net	164.3	164.2	0.2	0.1%

Fee income from financial services, net increased 0.1% mainly due to an S/1.1 million increase in funds management fees and a S/0.3 million increase in brokerage and custody service fees. This increase was mainly attributable to higher brokerage activity amid higher volatility in global markets since December 2018 and increased issuances of structured products during 2019.

Other Income

The following table presents the components of other income for our wealth management segment for the years ended December 31, 2019 and 2018.

	For the year ended December 31,
	2019	2018	Change
	(S/ in millions)		(S/ in millions)%
Net gain on sale of financial investments	42.1	28.6	13.5	47.4%
Net gain on financial assets at fair value through profit or loss	23.0	14.3	8.7	60.7%
Other	(6.6)	(9.6)	3.0	(31.0)%
Other income	58.4	33.2	25.2	75.8%

Other income increased S/25.2 million mainly due to a S/8.7 million increase in net gains on financial assets at fair value through profit or loss and a S/13.5 million increase in net gain on sale of financial investments, attributable to an increase in mark-to-market valuations on Inteligo’s proprietary portfolio and strong market conditions during 2019 that prompted the sale of certain investments.

Other Expenses

The following table presents the components of other expenses for our wealth management segment for the years ended December 31, 2019 and 2018.

	For the year ended December 31,
	2019	2018	Change
	(S/ in millions)		(S/ in millions)%
Salaries and employee benefits	(64.8)	(58.8)	(6.0)	10.2%
Administrative expenses	(39.8)	(40.2)	0.4	(1.0)%
Depreciation and amortization	(18.3)	(9.1)	(9.2)	N/M
Other	(0.4)	1.6	(2.1)	N/M

Total other expenses	(123.3)	(106.5)	(16.8)	15.8%

Total other expenses increased 15.8% mainly due to a 100.3% increase in depreciation and amortization and a 10.2% increase in salaries and employee benefits, partially offset by a 1.0% decrease in administrative expenses.

Depreciation and amortization increased S/9.2 million primarily related to IT investments.

Inteligo’s efficiency ratio is calculated by dividing salaries and employee benefits plus administrative expenses plus depreciation and amortization by net interest and similar income plus net fee income from financial services plus other income. Our wealth management segment’s efficiency ratio deteriorated from 35.2% for the year ended December 31, 2018 to 37.3% for the year ended December 31, 2019, mainly due to the effect of the asset amortization of the Interfondos acquisition for S / 5.4 million, which is eliminated upon consolidation.

Financial Condition as of December 31, 2018 Compared to December 31, 2017

The following table sets forth the principal components of our consolidated statement of financial position as of December 31, 2018 and December 31, 2017.

	As of December 31, 2018	As of December 31, 2017	Change
	(S/ in millions)		(S/ in millions)%
Assets
Cash, due from banks and inter-banks funds	8,875.4	11,608.4	(2,732.9)	(23.5)%
Financial investments	17,629.4	16,924.1	705.3	4.2%
Loans, net of unearned interest	34,325.7	29,406.3	4,919.4	16.7%
Impairment allowance for loans	(1,364.8)	(1,202.1)	(162.7)	13.5%
Investment property	986.5	1,118.6	(132.1)	(11.8)%
Property, furniture and equipment, net	622.5	612.6	9.9	1.6%
Intangibles and goodwill, net	954.5	921.6	33.0	3.6%
Other assets	1,715.0	1,005.0	710.0	70.7%

Total assets	63,744.4	60,394.5	3,349.9	5.5%

Liabilities and equity
Deposits and obligations	33,682.0	32,607.6	1,074.3	3.3%
Due to banks and correspondents and inter-bank funds	4,293.4	4,437.4	(144.0)	(3.2)%
Bonds, notes and other obligations	6,496.8	5,602.4	894.4	16.0%
Insurance contract liabilities	10,300.5	10,514.5	(214.0)	(2.0)%
Other liabilities	1,883.4	1,395.7	487.7	34.9%

Total liabilities	56,655.9	54,557.6	2,098.3	3.8%

Equity, net
Equity attributable to IFS’s shareholders	7,048.1	5,800.5	1,247.5	21.5%
Non-controlling interest	40.4	36.4	4.0	11.1%

Total equity, net	7,088.5	5,836.9	1,251.6	21.4%

Total liabilities and equity net	63,744.4	60,394.5	3,349.9	5.5%

Our assets were S/63.7 billion as of December 31, 2018, a 5.5% increase from S/60.4 billion as of December 31, 2017. This was mainly driven by a 16.7% growth in loans, net of unearned interest, mainly as a result of higher commercial and retail loan balances at Interbank. Growth in commercial loans was due to higher short- and medium-term loans, mostly in corporate and medium-sized companies. The increase in retail loans was due to growth in credit cards, other consumer loans and mortgages.

Our liabilities reached S/56.7 billion as of December 31, 2018, a 3.8% increase from S/54.6 billion as of December 31, 2017. This was mainly driven by growth of 16.0% in bonds, notes and other obligations, and 3.3% in deposits and obligations. Bonds, notes and other obligations increased mainly due to the issuance of a senior bond in the international market at Interbank for U.S.$200 million in January 2018, due January 2023. The increase in deposits and obligations was mainly explained by higher retail and commercial deposits at Interbank, as well as by higher interest-bearing deposits at Inteligo.

Our net equity was S/7.1 billion as of December 31, 2018, a 21.4% increase from S/5.8 billion as of December 31, 2017, mainly driven by the capitalization of earnings at Interbank.

For more information of our liquidity, capital resources and commitments and obligations, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Results of Operations for the Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

The following table sets forth the principal components of our consolidated profit for the year ended December 31, 2018 and 2017.

	For the years ended December 31,
	2018	2017 (restated)(1)	Change
	(S/ in millions)		(S/ in millions)%
Interest and similar income	4,321.3	3,809.0	512.3	13.4%
Interest and similar expenses	(1,170.6)	(1,119.9)	(50.7)	4.5%
Net interest and similar income	3,150.7	2,689.1	461.6	17.2%
Impairment loss on loans, net of recoveries (2)	(660.1)	(827.9)	167.9	(20.3)%
Recovery (loss) due to impairment of financial investments (2)	13.1	(20.8)	33.8	N/M
Net interest and similar income after impairment loss	2,503.7	1,840.4	663.3	36.0%
Fee income from financial services, net	874.4	849.2	25.2	3.0%
Other income	408.7	518.0	(109.2)	(21.1)%

Total net premiums earned minus claims and benefits	(407.5)	(152.9)	(254.5)	N/M

	For the years ended December 31,
	2018	2017 (restated)(1)	Change
	(S/ in millions)		(S/ in millions)%
Total other expenses	(1,837.5)	(1,710.6)	(126.9)	7.4%
Income before translation result and income tax	1,541.9	1,344.1	197.8	14.7%
Translation result	(35.0)	15.9	(50.9)	N/M
Income Tax	(415.5)	(326.5)	(89.0)	27.3%
Net profit for the year	1,091.4	1,033.5	57.9	5.6%
Attributable profit to:
IFS’ shareholders	1,084.3	1,027.4	56.9	5.5%
Non-controlling interest	7.1	6.1	1.0	17.1%

(1)

Our financial information for 2017 was restated as a result of a voluntary change in accounting policy regarding the method of accounting for the variation in market interest rates on insurance contract liabilities. See Note 3.2.1(i) to our audited annual consolidated financial statements.

(2)

As permitted by IFRS 9, we have not restated the comparative information for 2017 and prior periods for financial instruments within the scope of IFRS 9. Therefore, the comparative information for 2017 and prior periods is reported under IAS 39 and is not comparable to the information presented for 2018.

Our net profit was S/1,091.4 million for 2018, a 5.6% increase compared to 2017. This was mainly driven by growth of S/461.6 million in net interest and similar income, and S/25.2 million in fee income from financial services, in addition to a S/167.9 million decrease in impairment loss on loans and a S/13.1 million recovery due to impairment of financial investments. These effects were partially offset by reductions of S/254.5 million in total premiums earned minus claims and benefits, and S/109.2 million in other income, as well as by a S/126.9 million increase in other expenses.

The increase in net interest and similar income was mainly due to higher interest on financial investments related to the acquisition of Seguros Sura’s portfolio at Interseguro, higher interest on loan portfolio at Interbank, and lower interest and similar expenses at Inteligo, partially offset by an increase in interest and fees on deposits and obligations at Interbank.

The increase in fee income from financial services was mainly a result of higher commissions from credit card services at Interbank, as well as the increase in assets under management at Inteligo.

Impairment loss on loans for 2017 and prior periods is reported under IAS 39 and is therefore not comparable to the information presented for 2018 reported under IFRS 9. In 2018, impairment loss was driven by increases in provisions due to an increase in the volume of consumer loans, offset by a release of provisions related to the construction sector that were established upon the adoption of IFRS 9, as of January 1, 2018, and an improving risk profile of our retail customers. Our impairment loss for 2017 included an increase in provisions driven by the negative effect on the risk profile of our loan portfolio caused by El Niño.

The S/13.1 million recovery due to impairment of financial investments was mainly due to impairment loss of S/15.3 million of certain funds reported in 2017 at Inteligo, as well as a S/11.3 million recovery at Interseguro, due to the reversal of provisions for impairment loss on investments which were sold in 2018.

The decrease in total premiums earned minus claims and benefits was due to growth of S/323.8 million in net claims and benefits incurred for life insurance contracts and others, and S/76.6 million in adjustments of technical reserves, partially offset by an increase of S/145.9 million in net premiums. In particular, we adopted new mortality tables for our insurance business during 2018, which resulted in a negative impact of S/144.8 million due to the aggregate effect recorded in technical reserves on policies issued prior to the date of adoption. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Change in Accounting Estimates.” This negative impact was partially offset by increased premiums due to the incorporation of a full year of Seguros Sura’s results compared to two months in 2017.

The decrease in other income was mainly explained by lower net gain on sale of financial investments at all of our subsidiaries, partially offset by a higher net gain on investment property at Interseguro. Due to the adoption of IFRS 9 starting in 2018 gain on sale of equity instruments at fair value through other comprehensive income is accounted in equity and accordingly is not comparable with 2017.

The increase in other expenses was mainly due to growth in depreciation and amortization charges, salaries and employee benefits, and administrative expenses at Interbank, as well as to higher salaries and employee benefits at Interseguro.

Our ROE was 16.6% and our adjusted ROE was 18.6% for 2018, lower than the 19.3% for 2017. Our ROA was 1.8% and our adjusted ROA was 2.0% compared to 2.0% for 2017.

Results of Operations by Segment

The following table presents an overview of certain consolidated income statement data for each of our segments for the year ended December 31, 2018 and 2017.

	Banking		Insurance		Wealth Management		Holding and eliminations		Consolidated
	2018	2017	2018	2017 (1)	2018	2017	2018	2017	2018	2017 (1)
				(restated)	(S/ in millions)					(restated)
Interest and similar income	3,559.1	3,346.2	611.0	334.8	154.1	151.8	(2.9)	(23.8)	4,321.3	3,809.0
Interest and similar expenses	(1,067.7)	(1,047.1)	(54.3)	(19.7)	(44.1)	(53.9)	(4.4)	0.8	(1,170.6)	(1,119.9)

Net interest and similar income	2,491.4	2,299.1	556.6	315.0	110.0	97.9	(7.3)	(23.0)	3,150.7	2,689.1
Impairment loss on loans, net of recoveries (2)	(660.9)	(830.5)	0.0	0.0	0.8	2.5	0.0	0.0	(660.1)	(827.9)
Recovery (loss) due to impairment of financial investments (2)	(0.1)	0.0	11.3	(5.5)	1.8	(15.3)	0.0	0.0	13.1	(20.8)

Net interest and similar income after impairment loss	1,830.5	1,468.7	568.0	309.5	112.6	85.2	(7.3)	(23.0)	2,503.7	1,840.4
Fee income from financial services, net	759.5	740.5	(4.6)	(3.7)	164.2	152.0	(44.7)	(39.6)	874.4	849.2
Other income	309.7	368.3	67.6	112.9	33.2	76.7	(1.9)	(39.9)	408.7	518.0

Total net premiums earned minus claims and benefits	0.0	0.0	(407.5)	(152.9)	0.0	0.0	0.0	0.0	(407.5)	(152.9)
Total other expenses	(1,502.7)	(1,399.2)	(273.7)	(226.8)	(106.5)	(111.7)	45.4	27.1	(1,837.5)	(1,710.6)
Income (loss) before translation result and income tax	1,397.0	1,178.2	(50.1)	39.0	203.5	202.2	(8.5)	(75.4)	1,541.9	1,344.1
Translation result	(10.2)	13.9	(11.4)	0.9	(0.2)	1.2	(13.2)	(0.1)	(35.0)	15.9
Income tax	(375.9)	(298.6)	0.0	0.0	(5.7)	(4.3)	(33.9)	(23.6)	(415.5)	(326.5)

Net profit (loss) for the year	1,010.9	893.5	(61.5)	39.9	197.5	199.2	(55.6)	(99.1)	1,091.4	1,033.5

Attributable to:
IFS’ shareholders	1,010.9	893.5	(61.5)	40.0	197.5	199.2	(62.7)	(105.3)	1,084.3	1,027.4
Non-controlling interest	0.0	0.0	0.0	(0.1)	0.0	0.0	7.1	6.2	7.1	6.1

(1)

Our financial information for 2017 was restated as a result of a voluntary change in accounting policy regarding our method of accounting for the variation in market interest rates on insurance contract liabilities. See Note 3.2.1(i) to our audited annual consolidated financial statements.

(2)

As permitted by IFRS 9, we have not restated the comparative information for 2017 and prior periods for financial instruments within the scope of IFRS 9. Therefore, the comparative information for 2017 and prior periods is reported under IAS 39 and is not comparable to the information presented for 2018.

The discussion below covers each of our reported segments, and corresponds to information before adjustments and eliminations for consolidation, and for 2018 and 2017, in accordance with IFRS.

Banking

Interbank’s net profit reached S/1,010.9 million for 2018, a 13.1% increase compared to 2017. The main factors that contributed to this result were growth of 8.4% in net interest and similar income, and 2.6% in fee income from financial services, as well as a 20.4% reduction in impairment loss on loans. These factors were partially offset by a 15.9% decrease in other income, in addition to a 7.4% increase in other expenses and a higher effective tax rate.

Interbank’s net interest margin was 5.5% for 2018, in line with 2017.

Interbank’s ROE was 20.2% for 2018, slightly higher than the 20.1% reported for 2017.

Interest and Similar Income

The following table presents the components of interest and similar income for our banking segment for the year ended December 31, 2018 and 2017.

	For the years ended December 31,
	2018	2017	Change
	(S/ in millions)		(S/ in millions)%
Interest and similar income
Interest on loan portfolio	3,290.9	3,120.4	170.5	5.5%
Interest on financial investments	221.0	200.0	21.1	10.5%
Interest on due from banks and inter-bank funds	47.2	25.9	21.3	82.3%

Total	3,559.1	3,346.2	212.9	6.4%

Nominal average rate	7.9%	8.0%

Interest and similar income grew 6.4% due to increases of 82.3% in interest on due from banks and inter-bank funds, 10.5% in interest on financial investments and 5.5% in interest on loan portfolio.

Interest on due from banks and inter-bank funds grew S/21.3 million, or 82.3%, explained by an increase of 20 basis points in the nominal average rate, partially offset by a 10.8% reduction in the average volume. The increase in the nominal average rate was due to higher returns on deposits and reserve requirements at the Central Reserve Bank of Peru, partially offset by a lower return on inter-bank funds. On the other hand, the reduction in the average volume was the result of lower balances on reserve requirements at the Central Reserve Bank of Peru, partially offset by higher inter-bank funds and deposits at the Central Reserve Bank of Peru.

The S/21.1 million higher interest on financial investments was due to a 20.7% growth in the average volume, partially offset by a 30 basis point decrease in the average rate. The increase in volume was a result of higher investments in sovereign, global and corporate bonds from non-financial institutions, partially offset by lower balances on Central Reserve Bank Certificates of Deposits (“CDBCR”). On the other hand, the reduction in the average rate was the result of lower returns on CDBCR, sovereign bonds and corporate bonds from financial institutions.

The increase in interest on loan portfolio accounted for most of the growth in interest and similar income, and was attributed to a 11.6% higher average volume, partially offset by a 60 basis point decrease in the nominal average rate, from 11.5% in 2017 to 10.9% in 2018. The higher average volume of loans was attributed to increases of 12.1% in retail loans and 11.0% in commercial loans. In the retail portfolio, the increase was mainly explained by growth of 13.8% in mortgages, 11.8% in payroll deduction loans and 11.5% in credit cards; while in the commercial portfolio, by increases of 40.5% in trade finance loans and 8.0% in short and medium- term loans, partially offset by a 1.6% reduction in leasing operations. The decrease in the average rate was mainly explained by yield reductions of 80 basis points in retail loans and 50 basis points in commercial loans. In the retail loan portfolio, the average yield decreased as a consequence of lower rates on consumer loans and mortgages; while in the commercial portfolio, it mainly decreased due to lower yields on trade finance loans, short and medium-term loans, and leasing operations.

The nominal average yield on interest-earning assets decreased slightly from 8.0% 2017 to 7.9% in 2018, mainly explained by lower returns on investments and loans, which were partially offset by a higher yield on cash and due from banks.

Interest and Similar Expenses

The following table presents the components of interest and similar expenses for our banking segment for the year ended December 31, 2018 and 2017.

	For the years ended December 31,
	2018	2017	Change
	(S/ in millions)		(S/ in millions)%
Interest and similar expenses
Interest and fees on deposits and obligations	(570.0)	(522.0)	(47.9)	9.2%
Interests on bonds, notes and other obligations	(330.7)	(303.5)	(27.2)	9.0%
Interest and fees on obligations with financial institutions and others	(167.1)	(221.6)	54.5	(24.6)%

Total	(1,067.7)	(1,047.1)	(20.6)	2.0%

Nominal average rate	2.7%	2.9%

Interest and similar expenses increased 2.0% due to growth of 9.2% in interest and fees on deposits and obligations, and 9.0% in interest on bonds, notes and other obligations, partially offset by a decrease of 24.6% in interest and fees on obligations with financial institutions and others.

The growth in interest and fees on deposits and obligations was due to an 11.2% increase in the average volume, while the average cost remained stable. The growth in volume was attributed to increases in commercial, retail and institutional deposits. By currency, average balances of soles deposits grew 16.5% while average dollar deposits increased 3.8%. The stable average cost of deposits resulted from higher rates paid to retail deposits that were offset by lower rates on institutional deposits, while the average cost of commercial deposits remained stable in 2018.

Interest on bonds, notes and other obligations grew mainly explained by the issuance of a senior bond in the international market for U.S.$200 million in January 2018, in addition to hedging transactions for a total amount of U.S.$400 million (notional) executed throughout the year. In addition to the issuance of new debt, an exchange offer was executed for existing senior bonds due October 2020. As a result of this transaction, U.S.$285 million were exchanged from 5.750% senior notes due 2020 to 3.375% senior notes due 2023.

Interest and fees on obligations with financial institutions and others decreased as a result of reductions of 21.0% in the average volume and 20 basis points in the average cost. The reduction in the average volume was mainly due to lower funding provided by the Central Reserve Bank of Peru and from correspondent banks abroad, as well as from COFIDE. The decrease in the nominal average cost was explained by lower rates on funding provided by the Central Reserve Bank of Peru and from banks abroad, partially offset by higher rates on inter-bank funds and funding provided by COFIDE.

The average cost of funds decreased from 2.9% in 2017 to 2.7% in 2018; mainly due to the lower cost of obligations with financial institutions and others, from 4.2% in 2017 to 4.0% in 2018, as well as to a decline in the cost of bonds, notes and other obligations, from 6.7% in 2017 to 6.5% in 2018.

Impairment Loss on Loans, Net of Recoveries

The following table presents the components of impairment loss on loans, net of recoveries for our banking segment for 2018 under IFRS 9 and 2017 under IAS 39. Information for 2017 and prior periods reported under IAS 39 are not comparable to the information presented for 2018.

	For the years ended December 31,
	2018	2017	Change
	(S/ in millions)		(S/ in millions)%
Impairment loss on loans, net of recoveries	(660.9)	(830.5)	169.6	(20.4)%
Past-due loan ratio (at period end)	2.6%	2.9%
Provision expense as a percentage of average total loans	2.2%	3.1%
Coverage ratio (at period end)	130.4%	151.2%
Impairment allowance for loans (at period end)	1,364.7	1,201.2

Impairment loss on loans, net of recoveries decreased 20.4% for 2018 when compared to 2017. In 2018, impairment loss was driven by increases in provisions due to an increase in the volume of consumer loans, offset by a release of provisions related to the construction sector that were established upon the adoption of IFRS 9 as of January 1, 2018, and an improving risk profile of our retail customers. Our impairment loss for 2017 included an increase in provisions driven by the negative effect on the risk profile of our loan portfolio caused by El Niño.

Coverage ratios for 2018 and 2017 are not comparable. For 2017, the ratio is defined as impairment allowance for loan losses divided by average past due loans, while for 2018, as impairment allowance for loan losses divided by the sum of Exposure at Default in Stage 3 and refinanced loans, as defined in Notes 3.4(h) and 30.1(d) to the audited annual consolidated financial statements.

Fee Income from Financial Services, Net

The following table presents the components of fee income from financial services, net for our banking segment for 2018 and 2017.

	For the years ended December 31,
	2018	2017	Change
	(S/ in millions)		(S/ in millions)%
Income
Maintenance and mailing of accounts, transfer fees and commissions on credit and debit card	620.6	596.8	23.9	4.0%
Commissions for banking services	316.5	317.6	(1.1)	(0.4)%
Funds management fees	0.0	0.0	0.0	N/M
Fees from indirect loans	61.8	60.4	1.4	2.3%
Collection services fees	37.3	32.9	4.4	13.2%
Brokerage and custody services fees	0.0	0.0	0.0	N/M
Others	30.0	29.1	0.9	3.1%

Total	1,066.3	1,036.9	29.4	2.8%

Expenses
Credit cards	(103.6)	(81.5)	(22.2)	27.2%
Debtor’s life insurance premiums	(143.4)	(161.7)	18.3	(11.3)%
Fees paid to foreign banks	(15.3)	(12.9)	(2.4)	18.5%
Brokerage and custody services	0.0	0.0	0.0	N/M
Others	(44.4)	(40.3)	(4.1)	10.2%

Total	(306.7)	(296.3)	(10.4)	3.5%

Net	759.5	740.5	19.0	2.6%

The 2.6% increase in fee income from financial services, net was mainly attributable to growth of S/23.9 million in maintenance and mailing of accounts, transfer fees and commissions on credit and debit card services, and S/4.4 million in fees from collection services, as well as S/18.3 million decrease in expenses on debtor’s life insurance premiums. These effects were partially offset by a S/22.2 million increase in credit card expenses.

Other Income

Due to the adoption of IFRS 9 starting in 2018, gain on sale of equity instruments at fair value through other comprehensive income is accounted in equity and accordingly is not comparable with 2017. The following table presents the components of other income for our banking segment for 2018 and 2017.

	For the years ended December 31,
	2018	2017	Change
	(S/ in millions)		(S/ in millions)%
Net gain on foreign exchange transactions	228.2	201.8	26.4	13.1%
Net gain on sale of financial investments	16.4	64.8	(48.5)	(74.8)%
Net gains (losses) on financial assets at fair value through profit or loss	(8.6)	11.4	(20.0)	N/M
Other	73.8	90.2	(16.4)	(18.2)%

Other income	309.7	368.3	(58.6)	(15.9)%

Other income decreased 15.9%, mainly due to a S/48.5 million decrease in net gain on sale of financial investments and a S/8.6 million net loss on financial assets at fair value in 2018. Income from sale of financial investments increased considerably under the prevailing IAS 39 accounting standards in 2017, due to the sale of part of an equity investment, which resulted in a S/27.2 million gain. The sale of another portion of the same equity investment in 2018 was accounted for under IFRS 9 standards, with the effect being recorded in retained earnings instead of through profit or loss.

Other Expenses

The following table presents the components of other expenses for our banking segment for 2018 and 2017.

	For the years ended December 31,
	2018	2017	Change
	(S/ in millions)		(S/ in millions)%
Salaries and employee benefits	(622.8)	(594.0)	(28.8)	4.8%
Administrative expenses	(693.7)	(640.8)	(52.9)	8.3%
Depreciation and amortization	(138.5)	(127.4)	(11.1)	8.7%
Other	(47.6)	(37.0)	(10.7)	28.8%

Total other expenses	(1,502.7)	(1,399.2)	(103.5)	7.4%

The efficiency ratio deteriorated from 40.0% in 2017 to 40.9% in 2018, mainly due to increases of 8.7% in depreciation and amortization, 8.3% in administrative expenses, and 4.8% in salaries and employee benefits.

Income Before Translation Result and Income Tax

Income before translation result and income tax increased 18.6% for 2018 compared to 2017, which was then affected by a negative translation result and a higher effective tax rate, from 25.1% for 2017 to 27.1% for 2018. As a result, profit for the period increased 13.1% compared to 2017.

Insurance

Interseguro’s result attributable to shareholders for 2018 was a loss of S/61.5 million, compared to a profit of S/39.9 million for 2017.

This performance was mainly due to decreases of 166.4% in total premiums earned minus claims and benefits, and 40.1% in other income, in addition to a 20.6% growth in other expenses. These effects were partially offset by a 76.7% increase in net interest and similar income. The decline in total premiums earned minus claims and benefits was mainly explained by the effect in technical reserves of S/144.8 million as a result of the adoption of new mortality tables published by the SBS in 2018. See Notes 3.4(d) and 3.6 of our audited annual consolidated financial statements.

Net Interest and Similar Income

The following table presents the components of net interest and similar income for our insurance segment for 2018 and 2017.

	For the years ended December 31,
	2018	2017	Change
	(S/ in millions)		(S/ in millions)%
Interest and similar income	611.0	334.8	276.2	82.5%
Interest and similar expense	(54.3)	(19.7)	(34.6)	N/M

Net interest and similar income	556.6	315.0	241.6	76.7%

Net interest and similar income increased 76.7% mainly due to higher interest on fixed income investments as a result of a higher volume of assets due to the acquisition of Seguros Sura in November 2017 the effect of which was felt only in the results of the final quarter of 2017.

Other Income, Net

The following table presents the components of other income for our insurance segment for 2018 and 2017.

	For the years ended December 31,
	2018	2017	Change
	(S/ in millions)		(S/ in millions)%
Net (loss) gain on sale of financial investments	(30.7)	65.0	(95.7)	N/M
Net (loss) gain on financial assets at fair value through profit or loss	(1.4)	8.2	(9.6)	N/M
Rental income	32.9	27.3	5.5	20.3%
Gain on sale of investment property	4.7	0.0	4.7	N/M
Net gain (loss) on investment property	47.8	(1.9)	49.6	N/M
Other	14.4	14.2	0.2	1.5%

Other income, net	67.6	112.9	(45.2)	(40.1)%

Other income decreased 40.1% mainly explained by a S/95.7 million reduction in net gain on sale of financial investments due to a loss recognized on a portion of the investment portfolio acquired from Seguros Sura, partially offset by a S/47.8 million net gain on investment property in 2018.

Recovery (Loss) due to Impairment of Financial Investments

Interseguro registered a S/11.3 million recovery due to impairment of financial investments, mainly due to the reversal of provisions for impairment loss on certain investments which were sold.

Total Net Premiums earned Minus Claims and benefits

The following table presents the components of total premiums earned minus claims and benefits for our insurance segment for the year ended December 31, 2018 and 2017.

	For the years ended December 31,
	2018	2017 (restated)(1)	Change
	(S/ in millions)		(S/ in millions)%
Premiums assumed	762.1	533.6	228.5	42.8%
Premiums ceded to reinsurers	(116.7)	(34.1)	(82.6)	N/M
Adjustment of technical reserves	(316.8)	(240.2)	(76.6)	31.9%
Net claims and benefits incurred for life insurance contracts and others	(736.0)	(412.3)	(323.8)	78.5%

Total net premiums earned minus claims and benefits	(407.5)	(152.9)	(254.5)	N/M

(1)

Our financial information for 2017 was restated as a result of a voluntary change in accounting policy regarding our method of accounting for the variation in market interest rates on insurance contract liabilities. See Note 3.2.1(i) to our audited annual consolidated financial statements.

Total net premiums earned minus claims and benefits decreased S/254.5 million due to increases of S/323.8 million in net claims and benefits incurred for life insurance contracts and others, and S/76.6 million in adjustment of technical reserves, partially offset by a S/145.9 million increase in net premiums.

The acquisition of Seguros Sura was the main driver for growth in net claims and benefits incurred for life insurance contracts and others for the year ended December 31, 2018, as Interseguro acquired Seguros Sura’s client portfolio in annuities and individual life. On the other hand, the increase in net premiums was related mainly to new annuity policies written during the year.

Net Premiums

Net premiums represent the difference between premiums assumed and premiums ceded to reinsurers.

The following table presents net premiums by business line for our insurance segment for the year ended December 31, 2018 and 2017.

	For the years ended December 31,
	2018	2017	Change
	(S/ in millions)		(S/ in millions)%
Annuities(1)	317.4	236.8	80.6	34.0%
Individual Life	126.7	61.7	65.0	N/M
Retail Insurance	201.2	201.0	0.2	0.1%
Credit Life Insurance	105.1	123.5	(18.4)	(14.9)%
Mandatory Traffic Accident (SOAT)	33.6	30.7	2.9	9.4%
Card Protection	42.3	28.3	14.0	49.7%
Others	20.3	18.5	1.8	9.4%

Net Premiums(2)	645.4	499.5	145.9	29.2%

(1)	Annuities include premiums from pension-related insurance (disability and survivorship).
(2)	Private annuities are not included as premiums assumed.

Net premiums increased 29.2% mainly due to growth of S/80.6 million in annuities and S/65.0 million in individual life. These increases, supported mainly by pensions for disability and survivorship, were boosted by the acquisition of Seguros Sura in November 2017.

Adjustment of Technical Reserves

The following table presents adjustment of technical reserves by business line for our insurance segment for 2018 and 2017.

	For the years ended December 31,
	2018	2017 (restated)(1)	Change
	(S/ in millions)		(S/ in millions)%
Annuities	(271.7)	(203.4)	(68.3)	33.6%
Individual Life	(40.9)	(36.0)	(4.9)	13.5%
Retail Insurance	(4.2)	(0.8)	(3.4)	N/M

Adjustment of technical reserves	(316.8)	(240.2)	(76.6)	31.9%

(1)

Our financial information for 2017 was restated as a result of a voluntary change in accounting policy regarding our method of accounting the variation in market interest rates on insurance contract liabilities. See Note 3.2.1(i) to our audited annual consolidated financial statements.

Adjustment of technical reserves increased 31.9% mainly explained by the accounting policy change due the adoption of new mortality tables which show recent changes in life expectancy, that resulted in a negative impact of S/144.8 million due to the aggregate effect recorded in technical reserves on policies issued prior to the date of adoption, as well as higher net premiums, partially offset by the release of technical reserves as a result of policies acquired from Seguros Sura that had begun to pay benefits. This is a change in accounting estimates and is described in Notes 3.4(d) and 3.6 to our audited annual consolidated financial statements.

Net Claims and Benefits Incurred for Life Insurance Contracts and Others

The following table presents net claims and benefits incurred for life insurance contracts and others by business line for our insurance segment.

	For the years ended December 31,
	2018	2017	Change
	(S/ in millions)		(S/ in millions)%
Annuities(1)	(666.1)	(353.0)	(313.1)	88.7%
Individual Life	(6.1)	(1.9)	(4.2)	N/M
Retail Insurance	(63.8)	(57.3)	(6.5)	11.3%
Credit Life Insurance	(45.0)	(37.9)	(7.1)	18.8%
Mandatory Traffic Accident (SOAT)	(14.3)	(17.1)	2.9	(16.7)%
Card Protection	(1.5)	(0.7)	(0.7)	N/M
Others	(3.1)	(1.6)	(1.5)	92.4%

Net claims and benefits incurred(2)	(736.0)	(412.3)	(323.8)	78.5%

(1)	Annuities include claims from pension-related insurance (disability and survivorship).
(2)	Private Annuities are not included as premiums assumed.

Net claims and benefits incurred for life insurance contracts and others increased 78.5% mainly as a result of higher claims related to annuities during the period. Annuity claims increased S/313.1 million, reflecting the growth of Interseguro’s annuities business due to the acquisition of Seguros Sura in November 2017.

Other Expenses

The following table presents the components of other expenses for our insurance segment for 2018 and 2017.

	For the years ended December 31,
	2018	2017	Change
	(S/ in millions)		(S/ in millions)%
Salaries and employee benefits	(74.8)	(61.0)	(13.8)	22.6%
Administrative expenses	(44.6)	(37.7)	(6.9)	18.2%
Depreciation and amortization	(17.0)	(9.7)	(7.3)	75.9%
Expenses related to rental income	(3.9)	(0.7)	(3.2)	N/M
Other	(133.3)	(117.7)	(15.6)	13.2%

Total other expenses	(273.7)	(226.8)	(46.8)	20.6%

Other expenses increased 20.6%, mainly due growth of S/13.8 million in salaries and employee benefits, S/7.3 million in depreciation and amortization and S/6.9 million in administrative expenses.

Wealth Management

Inteligo’s net profit was S/197.5 million for 2018, a 0.8% decrease compared to 2017. The main factor that contributed to this result was a reduction of capital gains in the investment portfolio, partially offset by growth of 12.4% in net interest and similar income and 8.0% in fee income, in addition to an impairment loss of S/15.3 million of certain investments reported in 2017. Inteligo’s ROE was 25.7% for 2018, below the 26.7% registered in the same period in 2017.

Interest and Similar Income

The following table presents the components of interest and similar income for our wealth management segment for 2018 and 2017.

	For the years ended December 31,
	2018	2017	Change
	(S/ in millions)		(S/ in millions)%
Interest and similar income
Interest on loan portfolio	65.9	81.2	(15.3)	(18.9)%
Interest on financial investments	83.7	66.4	17.3	26.1%
Interest on due from banks and inter-bank funds	4.5	4.2	0.3	6.9%

Total	154.1	151.8	2.3	1.5%

Nominal average rate	4.8%	4.3%

Interest and similar income increased 1.5% due to growth of 26.1% in interest on financial investments and 6.9% in interest on due from banks and inter-bank funds, partially offset by a 18.9% decrease in interest on loan portfolio.

Interest on financial investments increased S/17.3 million mainly due to higher interest on fixed income securities. Interest on loan portfolio decreased S/15.3 million mainly due to a decrease in cash collateralized loans.

Interest and Similar Expenses

The following table presents the components of interest and similar expenses for our wealth management segment for 2018 and 2017.

	For the years ended December 31,
	2018	2017	Change
	(S/ in millions)		(S/ in millions)%
Interest and similar expenses
Interest and fees on deposits and obligations	(36.6)	(51.6)	15.0	(29.1)%
Interests on bonds, notes and other obligations	(1.2)	(1.9)	0.7	(38.3)%
Interest and fees on obligations with financial institutions and others	(6.4)	(0.4)	(6.0)	N/M

Total	(44.1)	(53.9)	9.8	(18.1)%

Nominal average rate	1.8%	1.9%

Interest and similar expenses decreased 18.1% mainly as a result of a 29.1% reduction in interest and fees on deposits and obligations, partially offset by an increase in interest and fees on obligations with financial institutions and others.

Interest and fees on deposits and obligations decreased S/15.0 million as a result of a 29.8% decrease in deposits pledged as collateral of loans, which have a higher nominal average rate than other deposits.

Interest and fees on obligations with financial institutions and others increased S/6.0 million due to the acquisition of new loans with banks.

Impairment Loss on Loans, Net of Recoveries

Impairment loss on loans for 2017 and prior periods is reported under IAS 39 and is therefore not comparable to the information presented for 2018 reported under IFRS 9. Inteligo’s loan portfolio had no delinquencies in 2018 or 2017. Inteligo’s impairment loss on loans decreased by S/1.7 million in 2018 compared to 2017 as a result of the net effect of (1) the expected credit loss calculation according to IFRS 9 in 2018 and (2) the adjustment by S/2.5 million for 2017 after an update of credit risk parameters under IAS 39.

Recovery (Loss) due to Impairment of Financial Investments

Impairment recovery due to impairment of financial investments for 2017 and prior periods is reported under IAS 39 and is therefore not comparable to the information presented for 2018 reported under IFRS 9. In 2017, Inteligo’s loss due to impairment of financial investments was S/15.3 million. In 2018 no impairment loss was reported.

Fee Income from Financial Services, Net

The following table presents the components of fee income from financial services, net for our wealth management segment for 2018 and 2017.

	For the years ended December 31,
	2018	2017	Change
	(S/ in millions)		(S/ in millions)%
Income
Maintenance and mailing of accounts, transfer fees and commissions on credit and debit card	2.9	4.3	(1.5)	(34.2)%
Funds management fees	148.1	139.2	8.9	6.4%
Brokerage and custody services fees	12.3	12.6	(0.4)	(2.9)%
Others	3.8	0.0	3.7	N/M

Total	167.0	156.2	10.8	6.9%

Expenses
Brokerage and custody services	(2.4)	(3.8)	1.4	(36.1)%
Others	(0.4)	(0.4)	0.0	(1.6)%

Total	(2.8)	(4.2)	1.4	(32.6)%

Net	164.2	152.0	12.2	8.0%

Fee income from financial services, net increased 8.0% due to an S/8.9 million growth in funds management fees. This was mainly attributable to an 8.4% growth in assets under management. Fees from brokerage and custody services remained relatively stable.

Other Income

The following table presents the components of other income for our wealth management segment for 2018 and 2017.

	For the years ended December 31,
	2018	2017	Change
	(S/ in millions)		(S/ in millions)%
Net gain on sale of financial investments	28.6	83.9	(55.4)	(66.0)%
Net gains (losses) on financial assets at fair value through profit or loss	14.3	(0.0)	14.3	N/M
Other	(9.6)	(7.2)	(2.4)	33.2%

Other income	33.2	76.7	(43.5)	(56.7)%

Other income decreased 56.7% due to a S/55.4 million reduction in net gain on sale of financial investments, explained by high volatility and unfavorable market conditions. This was partially offset by a S/14.3 million net gain on financial assets at fair value, attributable to positive mark-to-market valuations of securities, which had an impact on Inteligo’s results since the implementation of IFRS 9. Under IAS 39 such mark-to-market valuations were recorded as unrealized gains (loss) in equity.

Other Expenses

The following table presents the components of other expenses for our wealth management segment 2018 and 2017.

	For the years ended December 31,
	2018	2017	Change
	(S/ in millions)		(S/ in millions)%
Salaries and employee benefits	(58.8)	(59.4)	0.6	(1.1)%
Administrative expenses	(40.2)	(42.1)	1.8	(4.4)%
Depreciation and amortization	(9.1)	(8.1)	(1.1)	13.4%
Other	1.6	(2.2)	3.8	N/M

Total other expenses	(106.5)	(111.7)	5.2	(4.6)%

Total other expenses decreased 4.6% mainly explained by reductions of 4.4% in administrative expenses, due to lower third-party related services and a 1.1% reduction in salaries and employee benefits, partially offset by a 13.4% increase in depreciation and amortization charges.

Depreciation and amortization increased S/1.1 million as a result of higher amortization of software, due to the update of Inteligo Bank’s core banking system and the implementation of new digital services.

Inteligo’s efficiency ratio is calculated by dividing salaries and employee benefits plus administrative expenses plus depreciation and amortization by net interest and similar income plus net fee income from financial services plus other income. Our wealth management segment’s efficiency ratio deteriorated from 33.5% for 2017 to 35.2% for 2018.

Financial Condition as of December 31, 2017 Compared to December 31, 2016

The following table sets forth the principal components of our consolidated statement of financial position as of December 31, 2017 and December 31, 2016.

	As of December 31,
	2017 (restated)	2016 (restated)	Change
	(S/ in millions)		(S/ in millions)%
Assets
Cash, due from banks and inter-banks funds	11,608.4	11,766.8	(158.4)	(1.3)%
Financial investments	16,924.1	10,209.8	6,714.3	65.8%
Loans, net of unearned interest	29,406.3	28,192.6	1,213.6	4.3%
Impairment allowance for loans	(1,202.1)	(1,166.8)	(35.3)	3.0%
Investment property	1,118.6	745.2	373.4	50.1%
Property, furniture and equipment, net	612.6	589.8	22.8	3.9%
Intangibles and goodwill, net	921.6	267.4	654.2	N/M
Other assets	1,005.0	1,114.4	(109.5)	(9.8)%

Total assets	60,394.5	51,719.4	8,675.1	16.8%

Liabilities and equity
Deposits and obligations	32,607.6	30,097.9	2,509.8	8.3%
Due to banks and correspondents and inter-bank funds	4,437.4	5,660.9	(1,223.5)	(21.6)%
Bonds, notes and other obligations	5,602.4	4,769.4	833.0	17.5%
Insurance contract liabilities	10,514.5	5,010.5	5,504.0	N/M
Other liabilities	1,395.7	1,182.4	213.3	18.0%

Total liabilities	54,557.6	46,721.0	7,836.6	16.8%

Equity, net
Equity attributable to IFS’s shareholders	5,800.5	4,879.1	921.4	18.9%
Non-controlling interest	36.4	119.2	(82.9)	(69.5)%

Total equity, net	5,836.9	4,998.3	838.6	16.8%

Total liabilities and equity net	60,394.5	51,719.4	8,675.1	16.8%

Our assets were S/60.4 billion as of December 31, 2017, a 16.8% increase from S/51.7 billion as of December 31, 2016. This was mainly driven by growth of 65.8% in financial investments, 50.1% in investment property, and 4.3% in loans, net of unearned interest, as well as a more than three-fold increase in intangibles and goodwill.

The increases in financial investments, investment property, and intangibles and goodwill were mainly a result of the acquisition of Seguros Sura in November 2017.

The increase in loans, net of unearned interest was mainly due to higher retail and commercial loans balances at Interbank. Growth in retail loans was explained by increases in mortgages and other consumer loans. The increase in commercial loans was mainly due to higher short- and medium-term lending, related mostly to corporate and small-sized companies.

Our liabilities reached S/54.6 billion as of December 31, 2017, a 16.8% increase from S/46.7 billion as of December 31, 2016. This was mainly driven by a more than two-fold increase in insurance contract liabilities, as well as an 8.3% growth in deposits and obligations.

The increase in insurance contract liabilities was mainly a result of the acquisition of Seguros Sura in November 2017.

The increase in deposits and obligations was mainly explained by higher institutional, commercial and retail deposits at Interbank.

Our net equity was S/5.8 billion as of December 31, 2017, a 16.8% increase from S/5.0 billion as of December 31, 2016, mainly driven by the capitalization of earnings at Interbank and Interseguro, as well as by higher unrealized results at Interseguro.

For more information of our liquidity, capital resources and commitments and obligations, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Results of Operations for the Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

The following table sets forth the principal components of our consolidated profit for 2017 and 2016.

	For the years ended December 31,
	2017 (restated)(1)	2016 (restated)(1)	Change
	(S/ in millions)		(S/ in millions)%
Interest and similar income	3,809.0	3,704.8	104.2	2.8%
Interest and similar expenses	(1,119.9)	(1,081.9)	(38.0)	3.5%

Net interest and similar income	2,689.1	2,623.0	66.2	2.5%

Impairment loss on loans, net of recoveries	(827.9)	(783.6)	(44.3)	5.7%
(Loss) due to impairment of financial investments	(20.8)	(28.3)	7.6	(26.7)%

Net interest and similar income after impairment loss	1,840.4	1,811.0	29.5	1.6%

Fee income from financial services, net	849.2	809.5	39.8	4.9%
Other income	518.0	406.8	111.1	27.3%
Total net premiums earned minus claims and benefits	(152.9)	(130.8)	(22.1)	16.9%
Total other expenses	(1,710.6)	(1,632.4)	(78.2)	4.8%

Income before translation result and income tax	1,344.1	1,264.0	80.1	6.3%

Translation result	15.9	20.1	(4.2)	(20.7)%
Income Tax	(326.5)	(333.9)	7.3	(2.2)%

Net profit for the year	1,033.5	950.2	83.3	8.8%

IFS’ shareholders	1,027.4	944.6	82.8	8.8%
Non-controlling interest	6.1	5.6	0.5	8.9%

(1)

Our financial information for 2017 and 2016 was a result of a voluntary change in the accounting policy regarding our method of accounting for the variation in market interest rates on insurance contract liabilities. See Note 3.2.1(i) to our audited consolidated financial statements.

Our net profit was S/1,033.5 million for 2017, an 8.8% increase compared to 2016. This was mainly driven by growth of S/111.1 million in other income, S/66.2 million in net interest and similar income and S/ 39.8 million in fee income from financial services, in addition to a S/7.6 million decrease in loss due to impairment of financial investments. These effects were partially offset by a decrease of S/22.1 million in total premiums earned minus claims and benefits, as well as increases of S/78.2 million in other expenses and S/ 44.3 million in impairment loss on loans.

The increase in other income was mainly due to higher gains on sale of financial investments at Interbank, Interseguro and Inteligo, in addition to higher gains on sale and valuation of investment property at Interseguro, attributable to the acquisition of Seguros Sura in November 2017.

The increase in net interest and similar income was mainly explained by higher interest on financial investments at Interseguro related to the acquisition of Seguros Sura’s portfolio in November 2017 and by higher interest on loan portfolio and on financial investments at Interbank. These factors were partially offset by an increase in interest and fees on deposits and obligations, at Interbank.

The increase in fee income from financial services was mainly a result of higher fees from maintenance of accounts and commissions from credit and debit card services at Interbank.

The decrease in loss due to impairment of financial investments was mainly explained by a S/22.8 million decrease in impairment of financial investments at Interseguro, partially offset by an S/15.3 million impairment loss of financial investments at Inteligo in 2017.

The decrease in total premiums earned minus claims and benefits was due to a S/94.1 million increase in net claims and benefits incurred for life insurance contracts and others, as a result of the acquisition of Seguros Sura as well as a S/92.7 million reduction in net premiums, partially offset by a S/164.7 million decrease in adjustment of technical reserves as a result of the reduction in premiums.

The increase in other expenses was mainly due to growth in administrative expenses, salaries and employee benefits, and depreciation and amortization charges at Interbank and Interseguro.

The increase in impairment loss on loans was mainly explained by higher provision requirements in commercial and consumer loans at Interbank.

Our ROE was 19.3% in 2017, lower than the 19.9% reported in 2016.

Results of Operations by Segment

The following table presents an overview of certain consolidated income statements data for each of our segments for 2017 and 2016.

	Banking		Insurance		Wealth Management		Holding and eliminations		Consolidated
	2017	2016	2017(1)	2016(1)	2017	2016	2017	2016	2017	2016
					(S/ in millions)
Interest and similar income	3,346.2	3,274.1	334.8	293.0	151.8	157.6	(23.8)	(19.8)	3,809.0	3,704.8
Interest and similar expenses	(1,047.1)	(1,009.9)	(19.7)	(14.4)	(53.9)	(59.4)	0.8	1.9	(1,119.9)	(1,081.9)

Net interest and similar income	2,299.1	2,264.2	315.0	278.5	97.9	98.2	(23.0)	(18.0)	2,689.1	2,623.0

Impairment loss on loans, net of recoveries	(830.5)	(783.6)	0.0	0.0	2.5	0.0	0.0	0.0	(827.9)	(783.6)
(Loss) due to impairment of financial investments	0.0	0.0	(5.5)	(28.3)	(15.3)	0.0	0.0	0.0	(20.8)	(28.3)

Net interest and similar income after impairment loss	1,468.7	1,480.6	309.5	250.2	85.2	98.2	(23.0)	(18.0)	1,840.4	1,811.0

	Banking		Insurance		Wealth Management		Holding and eliminations		Consolidated
	2017	2016	2017(1)	2016(1)	2017	2016	2017	2016	2017	2016
					(S/ in millions)
Fee income from financial services, net	740.5	707.6	(3.7)	(3.0)	152.0	146.7	(39.6)	(41.8)	849.2	809.5
Other income	368.3	318.9	112.9	78.0	76.7	45.5	(39.9)	(35.6)	518.0	406.8

Total net premiums earned minus claims and benefits	0.0	0.0	(152.9)	(130.8)	0.0	0.0	0.0	0.0	(152.9)	(130.8)

Total other expenses	(1,399.2)	(1,368.7)	(226.8)	(200.5)	(111.7)	(107.4)	27.1	44.1	(1,710.6)	(1,632.4)

Income before translation result and income tax	1,178.2	1,138.4	39.0	(6.1)	202.2	182.9	(75.4)	(51.3)	1,344.1	1,264.0

Translation result	13.9	1.2	0.9	8.1	1.2	(1.3)	(0.1)	12.0	15.9	20.1
Income Tax	(298.6)	(300.6)	0.0	(0.7)	(4.3)	(3.0)	(23.6)	(29.6)	(326.5)	(333.9)

Net profit for the year	893.5	839.1	39.9	1.4	199.2	178.7	(99.1)	(68.9)	1,033.5	950.2

IFS’ shareholders	893.5	839.1	40.0	1.7	199.2	178.7	(105.3)	(74.8)	1,027.4	944.6
Non-controlling interest	0.0	0.0	(0.1)	(0.3)	0.0	0.0	6.2	5.9	6.1	5.6

(1)

Our financial information for 2017 and 2016 was a result of a voluntary change in the accounting policy regarding our method of accounting for the variation in market interest rates on insurance contract liabilities. See Note 3.2.1(i) to our audited consolidated financial statements.

The discussion below covers each of our reported segments, and corresponds to information before adjustments and eliminations for consolidation, as of and for the year ended December 31, 2017 and 2016, in accordance with IFRS.

Banking

Interbank’s net profit reached S/893.5 million for the year ended December 31, 2017, a 6.5% increase compared to the same period in 2016. The main factors that contributed to this result were growth of 15.5% in other income, 4.7% in fee income from financial services and 1.5% in net interest and similar income. These factors were partially offset by increases of 6.0% in impairment loss on loans and 2.2% in other expenses.

Interbank’s net interest margin was 5.5% for the year ended December 31, 2017, lower than the 5.6% reported in the same period in 2016.

Interbank’s ROE was 20.1% for 2017, lower than the 21.5% reported in the same period in 2016.

Interest and Similar Income

The following table presents the components of interest and similar income for our banking segment for 2017 and 2016.

	For the years ended December 31,
	2017	2016	Change
	(S/ in millions)		(S/ in millions)%
Interest and similar income
Interest on loan portfolio	3,120.4	3,099.5	20.9	0.7%
Interest on financial investments	200.0	155.5	44.4	28.6%
Interest on due from banks and inter-bank funds	25.9	19.1	6.8	35.3%

Total	3,346.2	3,274.1	72.1	2.2%

Nominal average rate	8.0%	8.1%

Interest and similar income grew 2.2% due to increases of 28.6% in interest on financial investments, and 0.7% in interest on loan portfolio.

The S/44.4 million higher interest on financial investments was due to a 29.5% growth in the average volume, while the average rate remained relatively stable. The increase in volume was a result of higher investments in sovereign bonds, CDBCR, global bonds and corporate bonds from financial institutions.

Regarding the average rate, higher returns on CDBCR were offset by lower yields on sovereign and global bonds.

The increase in interest on loan portfolio was attributed to a 4.5% higher average volume, partially offset by a 40 basis point decrease in the nominal average rate, from 11.9% in the year ended December 31, 2016 to 11.5% in the year ended December 31, 2017. The higher average volume of loans was attributed to increases of 4.7% in retail loans and 4.2% in commercial loans. In the retail portfolio, the increase was mainly explained by growth of 7.7% in mortgages and 5.6% in payroll deduction loans; while in the commercial portfolio, by increases of 7.9% in short and medium-term loans and 4.8% in trade finance loans. The decrease in the average rate was mainly explained by yield reductions of 70 basis points in retail loans and 10 basis points in commercial loans. In the retail loan portfolio, the average yield decreased as a consequence of lower rates on credit cards, payroll deduction loans and mortgages; while in the commercial portfolio, mainly due to lower yields on trade finance loans and leasing operations.

The nominal average yield on interest-earning assets decreased slightly from 8.1% in the year ended December 31, 2016 to 8.0% in the year ended December 31, 2017, mainly explained by lower returns on loans.

Interest and Similar Expenses

The following table presents the components of interest and similar expenses for our banking segment for 2017 and 2016.

	For the years ended December 31,
	2017	2016	Change
	(S/ in millions)		(S/ in millions)%
Interest and similar expenses
Interest and fees on deposits and obligations	(522.0)	(442.5)	(79.5)	18.0%
Interests on bonds, notes and other obligations	(303.5)	(314.7)	11.2	(3.6)%
Interest and fees on obligations with financial institutions and others	(221.6)	(252.7)	31.1	(12.3)%

Total	(1,047.1)	(1,009.9)	(37.2)	3.7%

Nominal average rate	2.9%	2.8%

Interest and similar expenses increased 3.7% explained by an 18.0% growth in interest and fees on deposits and obligations, partially offset by decreases of 12.3% in interest and fees on obligations with financial institutions and others, and 3.6% in interest on bonds, notes and other obligations.

The growth in interest and fees on deposits and obligations was due to increases of 5.7% in the average volume and 20 basis points in the average cost. The growth in volume was attributed to increases in institutional, retail and commercial deposits. By currency, average balances of soles deposits grew 16.5% while average dollar deposits decreased 6.5%. The higher average cost was due to homogeneous increases across institutional, retail and commercial deposits.

Interest and fees on obligations with financial institutions and others decreased as a result of a 11.6% reduction in the average volume, while the average cost remained relatively stable. The reduction in the average volume was mainly due to lower funding provided by correspondent banks and by the Central Reserve Bank of Peru.

Interest on bonds, notes and other obligations decreased mainly explained by a 1.7% reduction in the average volume, which in turn was attributed to an appreciation of the exchange rate, as the majority of bonds outstanding were denominated in dollars.

The average cost of funds increased slightly from 2.8% in the year ended December 31, 2016 to 2.9% in the year ended December 31, 2017, mainly due to higher cost of deposits and obligations.

Impairment Loss on Loans, Net of Recoveries

The following table presents the components of impairment loss on loans, net of recoveries for our banking segment for 2017 and 2016.

	For the years ended December 31,
	2017	2016	Change
	(S/ in millions)		(S/ in millions)%
Impairment loss on loans, net of recoveries	(830.5)	(783.6)	(46.8)	6.0%
Past-due loan ratio (at period end)	2.9%	2.6%
Provision expense as a percentage of average total loans	3.1%	3.1%
Coverage ratio (at period end)	151.2%	167.8%
Impairment allowance for loans (at period end)	1,201.2	1,163.2

Impairment loss on loans, net of recoveries increased 6.0% for the year ended December 31, 2017 when compared to the same period in 2016. The increase in impairment loss on loans was mainly a result of higher provision requirements in commercial and consumer loans.

Fee Income from Financial Services, Net

The following table presents the components of fee income from financial services, net for our banking segment for 2017 and 2016.

	For the years ended December 31,
	2017	2016	Change
	(S/ in millions)		(S/ in millions)%
Income
Maintenance and mailing of accounts, transfer fees and commissions on credit and debit card	596.8	572.0	24.8	4.3%
Commissions for banking services	317.6	308.3	9.3	3.0%
Funds management fees	0.0	0.0	0.0	N/M
Fees from indirect loans	60.4	60.5	(0.1)	(0.2)%
Collection services fees	32.9	30.3	2.6	8.6%
Brokerage and custody services fees	0.0	0.0	0.0	N/M
Others	29.1	29.8	(0.7)	(2.4)%

Total	1,036.9	1,001.0	35.9	3.6%

Expenses
Credit cards	(81.5)	(80.4)	(1.1)	1.4%
Debtor’s life insurance premiums	(161.7)	(164.2)	2.5	(1.5)%
Fees paid to foreign banks	(12.9)	(10.7)	(2.2)	20.4%
Brokerage and custody services	0.0	0.0	0.0	N/M
Others	(40.3)	(38.1)	(2.2)	5.8%

Total	(296.3)	(293.4)	(3.0)	1.0%

Net	740.5	707.6	32.9	4.7%

The 4.7% increase in fee income from financial services, net was mainly attributable to growth of S/24.8 million in maintenance and mailing of accounts, transfer fees and commissions on credit and debit card services, and S/9.3 million in commissions for banking services. These effects were partially offset by increases of S/2.2 million in fees paid to foreign banks and S/1.1 million in credit cards expenses.

Other Income

The following table presents the components of other income for our banking segment for 2017 and 2016.

	For the years ended December 31,
	2017	2016	Change
	(S/ in millions)		(S/ in millions)%
Net gain on foreign exchange transactions	201.8	264.2	(62.4)	(23.6)%
Net gain on sale of financial investments	64.8	19.6	45.2	N/M
Net gains (losses) on financial assets at fair value through profit or loss	11.4	(28.7)	40.1	N/M
Other	90.2	63.9	26.4	41.3%

Other income	368.3	318.9	49.4	15.5%

Other income increased 15.5%, mainly due to a S/45.2 million growth in net gain on sale of financial investments due to the sale of an equity investment, which resulted in a S/27.2 million income. In addition, the increase in other income was also explained by a S/11.4 million net gain on financial assets at fair value in 2017. These effects were partially offset by a S/62.4 million decrease in net gain on foreign exchange transactions.

Other Expenses

The following table presents the components of other expenses for our banking segment for 2017 and 2016.

	For the years ended December 31,
	2017	2016	Change
	(S/ in millions)		(S/ in millions)%
Salaries and employee benefits	(594.0)	(593.8)	(0.2)	0.0%
Administrative expenses	(640.8)	(616.7)	(24.1)	3.9%
Depreciation and amortization	(127.4)	(118.1)	(9.3)	7.9%
Other	(37.0)	(40.0)	3.1	(7.6)%

Total other expenses	(1,399.2)	(1,368.7)	(30.5)	2.2%

The efficiency ratio improved from 40.4% in the year ended December 31, 2016 to 40.0% for the year ended December 31, 2017, mainly explained by reductions of S/24.1 million in administrative expenses and S/9.3 million in depreciation and amortization charges.

Income Before Translation Result and Income Tax

Income before translation result and income tax increased 3.5% for the year ended December 31, 2017 compared to the same period in 2016, which was then positively affected by a recovery in translation result and a lower effective tax rate, from 26.4% for the year ended December 31, 2016 to 25.1% in the same period in 2017. As a result, profit for the period increased 6.5% compared to the year ended December 31, 2016.

Insurance

Interseguro’s profit attributable to shareholders increased from S/1.7 million for the year ended December 31, 2016 to S/40.0 million for the year ended December 31, 2017.

This increase was mainly due to growth of S/36.5 million in net interest and similar income and S/34.9 million in other income, partially offset by a S/22.1 million decrease in total premiums earned minus claims and benefits.

The acquisition of Seguros Sura became effective on November 2, 2017. This acquisition consolidated Interseguro’s position in the insurance industry by doubling its investment portfolio and gaining a larger contribution of premiums from Seguros Sura’s operations.

Net Interest and Similar Income

The following table presents the components of net interest and similar income for our insurance segment for 2017 and 2016.

	For the years ended December 31,
	2017	2016	Change
	(S/ in millions)		(S/ in millions)%
Interest and similar income	334.8	293.0	41.8	14.3%
Interest and similar expense	(19.7)	(14.4)	(5.3)	36.7%

Net interest and similar income	315.0	278.5	36.5	13.1%

Net interest and similar income increased 13.1% mainly due to higher interest on fixed income and equity investments as a result of growth of 110.4% in the average volume of Interseguro’s investment portfolio due the acquisition of Seguros Sura increasing the average volume in the fourth quarter.

Other Income

The following table sets forth our other income for our insurance segment for 2017 and 2016.

	For the years ended December 31,
	2017	2016	Change
	(S/ in millions)		(S/ in millions)%
Net gain on sale of financial investments	65.0	46.4	18.6	40.1%
Net gains (losses) on financial assets at fair value through profit or loss	8.2	(3.1)	11.3	N/M
Rental income	27.3	21.9	5.4	24.8%
Gain on sale of investment property	0.0	2.7	(2.7)	N/M
Net loss on investment property	(1.9)	(1.4)	(0.5)	36.0%
Other	14.2	11.5	2.7	23.6%

Other income	112.9	78.0	34.9	44.7%

Other income increased 44.7% mainly explained by growth of S/18.6 million in net gain on sale of financial investments, S/11.3 million in net gain on financial assets at fair value and S/5.4 million in rental income.

Total Net Premiums Earned Minus Claims and Benefits

The following table presents the components of total premiums earned minus claims and benefits for our insurance segment for 2017 and 2016.

	For the years ended December 31,
	2017 (restated)(1)	2016 (restated)(1)	Change
	(S/ in millions)		(S/ in millions)%
Premiums assumed	533.6	730.6	(196.9)	(27.0)%
Premiums ceded to reinsurers	(34.1)	(138.3)	104.2	(75.3)%
Adjustment of technical reserves	(240.2)	(404.9)	164.7	(40.7)%
Net claims and benefits incurred for life insurance contracts and others	(412.3)	(318.2)	(94.1)	29.6%

Total net premiums earned minus claims and benefits	(152.9)	(130.8)	(22.1)	16.9%

(1)

Our financial information for 2017 and 2016 was restated as a result of a voluntary change in accounting policy regarding market interest rates. See Note 3.2.1(i) to our audited annual consolidated financial statements.

Total net premiums earned minus claims and benefits decreased 16.9% explained by a S/94.1 million increase in net claims and benefits incurred for life insurance contracts and others, and a S/92.7 million decrease in net premiums, partially offset by a S/164.7 million decrease in adjustment of technical reserves.

Net Premiums

Net premiums represent the difference between premiums assumed and premiums ceded to reinsurers.

The following table presents net premiums by business line for our insurance segment for 2017 and 2016.

	For the years ended December 31,
	2017 (restated)(1)	2016 (restated)(1)	Change
	(S/ in millions)		(S/ in millions)%
Annuities(1)	236.8	346.9	(110.1)	(31.7)%
Individual Life	61.7	46.8	14.9	31.8%
Retail Insurance	201.0	198.6	2.4	1.2%
Credit Life Insurance	123.5	114.5	9.0	7.9%
Mandatory Traffic Accident (SOAT)	30.7	30.0	0.7	2.4%
Card Protection	28.3	28.3	0.0	0.1%
Others	18.5	25.8	(7.3)	(28.3)%

Net Premiums	499.5	592.3	(92.8)	(15.7)%

(1)	Annuities include premiums from pension-related insurance (disability and survivorship).

Net premiums decreased 15.7% mainly due to a S/110.1 million reduction in annuities, partially offset by increases of S/14.9 million in individual life and S/2.4 million in retail insurance. The reduction in annuity premiums was driven by a market contraction by the implementation of Law No. 30425 in 2016, which allowed retirees to withdraw 95.5% of their pension funds. The increase in individual life premiums was mainly due to the contribution of Seguros Sura’s premiums in November and December of 2017, while the increase in retail insurance premiums was observed particularly in credit life insurance.

Adjustment of Technical Reserves

The following table presents adjustment of technical reserves by business line for our insurance segment for 2017 and 2016.

	For the years ended December 31,
	2017 (restated)(1)	2016 (restated)(1)	Change
	(S/ in millions)		(S/ in millions)%
Annuities	(203.4)	(376.8)	173.4	(46.0)%
Individual Life	(36.0)	(20.2)	(15.8)	78.0%
Retail Insurance	(0.8)	(7.8)	7.0	(89.8)%

Adjustment of technical reserves	(240.2)	(404.9)	164.7	(40.7)%

(1)

Our financial information for 2017 and 2016 was restated as a result of a voluntary change in accounting policy regarding our method of accounting for the variation in market interest rates on insurance contract liabilities. See Note 3.2.1(i) to our audited annual consolidated financial statements.

Adjustment of technical reserves decreased 40.7% mainly explained by a S/173.4 million reduction in annuities due to the decrease in annuities premiums during the year, partially offset by a S/15.8 million reduction in individual life.

Net Claims and Benefits Incurred for Life Insurance Contracts and Others

The following table presents net claims and benefits incurred for life insurance contracts and others by business line for our insurance segment for 2017 and 2016.

	For the years ended December 31,
	2017	2016	Change
	(S/ in millions)		(S/ in millions)%
Annuities(1)	(353.0)	(259.1)	(93.9)	36.2%
Individual Life	(1.9)	(2.6)	0.6	(24.8)%
Retail Insurance	(57.3)	(56.5)	(0.8)	1.5%
Credit Life Insurance	(37.9)	(36.2)	(1.6)	4.5%
Mandatory Traffic Accident (SOAT)	(17.1)	(13.1)	(4.0)	30.5%
Card Protection	(0.7)	(0.5)	(0.3)	54.5%
Others	(1.6)	(6.7)	5.1	(76.0)%

Net claims and benefits incurred	(412.3)	(318.2)	(94.1)	29.6%

(1)	Annuities include claims from pension-related insurance (disability and survivorship).

Net claims and benefits incurred for life insurance contracts and others increased 29.6% mainly as a result of higher annuity claims during the period. Annuity claims increased S/95.3 million explained by a higher number of pensioners at Interseguro due to the acquisition of Seguros Sura.

Other Expenses

The following table presents the components of other expenses for our insurance segment for 2017 and 2016.

	For the years ended December 31,
	2017	2016	Change
	(S/ in millions)		(S/ in millions)%
Salaries and employee benefits	(61.0)	(59.9)	(1.2)	1.9%
Administrative expenses	(37.7)	(35.5)	(2.2)	6.2%
Depreciation and amortization	(9.7)	(4.5)	(5.2)	N/M
Expenses related to rental income	(0.7)	(1.1)	0.4	(39.6)%
Other	(117.7)	(99.5)	(18.2)	18.3%

Total other expenses	(226.8)	(200.5)	(26.3)	13.1%

Other expenses increased 13.1% mainly due to growth of S/16.7 million in fees from insurance activities, S/5.2 million in depreciation and amortization, S/2.2 million in administrative expenses and S/1.2 million in salaries and employee benefits.

Wealth Management

Inteligo’s net profit reached S/199.2 million for the year ended December 31, 2017, an 11.5% increase compared to the same period in 2016. The main factors that contributed to this result were increases of S/31.2 million in other income, driven by the sale of portfolio investments due to favorable market conditions, and S/5.4 million in fee income from financial services, due to a 5.4% growth in assets under management. These factors were partially offset by a S/15.3 million impairment loss of financial investments.

Inteligo’s ROE was 26.7% for 2017, below the 27.0% registered in 2016.

Interest and Similar Income

The following table presents the components of interest and similar income for our wealth management segment for 2017 and 2016.

	For the years ended December 31,
	2017	2016	Change
	(S/ in millions)		(S/ in millions)%
Interest and similar income
Interest on loan portfolio	81.2	85.3	(4.1)	(4.8)%
Interest on financial investments	66.4	70.1	(3.7)	(5.3)%
Interest on due from banks and inter-bank funds	4.2	2.1	2.1	98.2%

Total	151.8	157.6	(5.8)	(3.7)%

Nominal average rate	4.3%	4.4%

Interest and similar income decreased 3.7% due to reductions of 5.3% in interest on financial investments and 4.8% in interest on loan portfolio, partially offset by an increase in interest on due from banks and inter-bank funds.

Interest on financial investments decreased S/3.7 million due to lower dividends in the equity investments of the portfolio. Interest on loans decreased S/4.1 million due to a 5.3% reduction in the average volume of Inteligo’s loan portfolio, mainly in the cash collateralized loans.

Interest on due from banks and inter-bank funds increased S/2.1 million due to an increase in the allocation of excess cash into short-term time deposits.

Interest and Similar Expenses

The following table presents the components of interest and similar expenses for our wealth management segment for 2017 and 2016.

	For the years ended December 31,
	2017	2016	Change
	(S/ in millions)		(S/ in millions)%
Interest and similar expenses
Interest and fees on deposits and obligations	(51.6)	(55.7)	4.1	(7.3)%
Interests on bonds, notes and other obligations	(1.9)	(3.1)	1.2	(38.5)%
Interest and fees on obligations with financial institutions and others	(0.4)	(0.6)	0.3	(44.3)%

Total	(53.9)	(59.4)	5.5	(9.3)%

Nominal average rate	1.9%	2.0%

Total interest and similar expenses decreased 9.3% mainly as a result of a S/4.1 million decrease in interest and fees on deposits and obligations.

Interest and fees on deposits and obligations decreased S/4.1 million as a result of a 10.7% reduction in the average volume of interest-bearing deposits, mainly explained by the repatriation program launched by the Peruvian government in 2017.

Impairment Loss on Loans, Net of Recoveries

Inteligo’s loan portfolio had no delinquencies in 2017. Inteligo’s impairment loss on loans was positively adjusted by S/2.5 million for the year ended December 31, 2017 after an update of credit risk parameters.

Recovery (Loss) due to Impairment of Financial Investments

Inteligo recognized a S/15.3 million loss due to impairment of financial investments in 2017.

Fee Income from Financial Services, Net

The following table presents the components of fee income from financial services, net for our wealth management segment for 2017 and 2016.

	For the years ended December 31,
	2017	2016	Change
	(S/ in millions)		(S/ in millions)%
Income
Maintenance and mailing of accounts, transfer fees and commissions on credit and debit card	4.3	4.0	0.4	9.4%
Funds management fees	139.2	132.0	7.2	5.5%
Brokerage and custody services fees	12.6	13.9	(1.2)	(8.9)%
Others	0.0	0.0	0.0	N/M

Total	156.2	149.8	6.4	4.3%

Expenses
Brokerage and custody services	(3.8)	(2.8)	(1.0)	35.2%
Others	(0.4)	(0.4)	(0.0)	12.3%

Total	(4.2)	(3.2)	(1.0)	32.5%

Net	152.0	146.7	5.4	3.7%

Fee income from financial services, net increased 3.7% mainly due to a S/7.2 million increase in funds management fees, attributable to a 5.4% growth in assets under management, partially offset by a S/1.2 million reduction in fees from brokerage and custody services.

The decrease in fees from brokerage and custody services was mainly explained by lower sales and trading activity at Inteligo SAB.

Other Income

The following table shows presents the components of income for our wealth management segment for 2017 and 2016.

	For the years ended December 31,
	2017	2016	Change
	(S/ in millions)		(S/ in millions)%
Net gain on sale of financial investments	83.9	34.3	49.6	N/M
Net gains (losses) on financial assets at fair value through profit or loss	(0.0)	13.3	(13.3)	N/M
Other	(7.2)	(2.2)	(5.0)	N/M

Other income	76.7	45.5	31.2	68.5%

Other income increased 68.5% due to a S/49.6 million increase in net gain on sale of financial investments, mostly related to the sale of portfolio investments due to favorable market conditions.

Other Expenses

The following table presents the components of other expenses for our wealth management segment for 2017 and 2016.

	For the years ended December 31,
	2017	2016	Change
	(S/ in millions)		(S/ in millions)%
Salaries and employee benefits	(59.4)	(57.5)	(1.9)	3.3%
Administrative expenses	(42.1)	(42.3)	0.3	(0.6)%
Depreciation and amortization	(8.1)	(7.5)	(0.5)	7.1%
Other	(2.2)	(0.0)	(2.1)	N/M

Total other expenses	(111.7)	(107.4)	(4.3)	4.0%

Total other expenses increased 4.0% explained by a S/1.9 million growth in salaries and employee benefits, partially offset by a slight decrease in administrative expenses.

Depreciation and amortization increased S/0.5 million for 2017 compared to 2016 as a result of higher amortization of software due to the implementation of a business intelligence solution.

Inteligo’s efficiency ratio is calculated by dividing salaries and employee benefits plus administrative expenses plus depreciation and amortization by net interest and similar income plus net fee income from financial services plus other income. Our wealth management segment’s efficiency ratio improved to 33.5% for 2017 from 37.0% for 2016.

B.	Liquidity and Capital Resources.

Our primary source of liquidity is dividends received from our subsidiaries and an issuance of senior debt and our primary use of funds is the payment of dividends to our shareholders and interest payments associated with the indebtedness described below.

As of December 31, 2019, our outstanding indebtedness included the following:

•

U.S.$300,000,000 aggregate principal amount of 4.125% senior notes due 2027 issued pursuant to the indenture, dated October 19, 2017 among the Registrant, The Bank of New York Mellon, as trustee, and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Luxembourg transfer and paying agent. The use of proceeds was to fund the acquisition of 100% of the capital stock of Seguros Sura S.A. and Hipotecaria Sura Empresa Administradora Hipotecaria S.A.

The following discussion of liquidity and capital resources is on a segment basis. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends and dividends policy”.

Interbank

The following table presents Interbank’s primary sources of funds as of December 31, 2019 and December 31, 2018:

	As of December 31, 2019	As of December 31, 2018	Change
	(S/ in millions)		(S/ in millions)%
Total deposits and obligations	35,577.8	31,291.8	4,286.0	13.7%
Due to banks and correspondents and inter-bank funds	3,831.4	3,968.8	(137.4)	(3.5)%
Bonds, notes and other obligations	5,805.5	5,386.9	418.5	7.8%

Total	45,214.6	40,647.5	4,567.1	11.2%

In our banking segment, our primary sources of funds have traditionally consisted of deposits and obligations, which amounted to S/35,577.8 million as of December 31, 2019. Interbank’s deposits include retail and commercial deposits, generated mainly through its financial stores distribution network, and its relationships with commercial clients.

Interbank is required to maintain deposits with the Central Reserve Bank of Peru, as legal reserves, in an amount determined by the percentage of deposits and other liabilities owed to its clients. For a description of the legal reserve (encaje) regulations, see “Item 4. Information on the Company—Business Overview—Regulation and Supervision—Banking Regulation and Supervision—Reserve Requirements from the Central Reserve Bank of Peru”.

At times, Interbank has utilized Peru’s short-term interbank loans market to satisfy liquidity needs. The Central Reserve Bank of Peru’s discount window, which makes short-term loans to banks at premium rates, is another potential, short-term funding source, although Interbank has used it infrequently. As part of Interbank’s liquidity management, it sometimes enter into repos on Central Reserve Bank of Peru certificates of deposit, which are a cost and tax efficient source of funds in Peruvian currency.

Amounts due to banks and correspondents of Interbank (including both short and long-term amounts) decreased S/137.4 million, or 3.5%, to S/3,831.4 million as of December 31, 2019 from S/3,968.8 million as of December 31, 2018, as a result of lower short-term funding from correspondent banks abroad and medium-term funding from the Central Reserve Bank of Peru and COFIDE. See Note 12 to our audited annual consolidated financial statements.

Interbank has issued senior, senior-subordinated, junior-subordinated, mortgage and leasing bonds in the Peruvian and international capital markets.

Outstanding Indebtedness of Interbank

As of December 31, 2019, Interbank’s outstanding indebtedness included the following:

•

U.S.$200 million aggregate principal amount of 8.500% non-cumulative fixed/floating rate step-up junior subordinated notes due 2070 issued by Interbank through its Panamanian branch on April 23, 2010. On January 28, 2020, Interbank’s board agreed to redeem the entirety of these instruments. According to the aforementioned, Interbank obtained SBS approval to execute the optional redemption of the entirety of these bonds and the bond will be redeemed on April 23, 2020.

•	U.S.$300 million aggregate principal amount of 6.625% fixed-to-floating rate subordinated notes due 2029 issued by Interbank on March 18, 2014.

•

U.S.$200 million principal amount of 3.375% senior notes due 2023 issued by Interbank on January 18, 2018. In addition, Interbank conducted a partial exchange offer of its 5.750% senior notes due 2020 that resulted in an additional issuance of U.S.$284.9 million new 3.375% senior notes due 2023. The total aggregate amount is U.S.$484.9 million as of December 31, 2019. Furthermore, the exchange did not generate a substantial change in the terms and conditions of the financial liability; therefore, no new financial obligation was recognized. The transactional costs associated with these exchanged bonds will continue to be amortized based on the schedule of the new issuance.

•

U.S.$400 million principal amount of 3.250% senior notes due 2026 issued by Interbank on October 4, 2019, in connection with a tender offer for its 5.750% senior notes due 2020. Following the tender offer, Interbank redeemed the remaining outstanding amount of the 5.750% senior notes due 2020.

•	S/312 million principal amount of 5.000% senior notes due 2026 issued by Interbank on October 1, 2019.

•

U.S.$40 million loan under a credit facility agreement between Interbank and Development Bank of Latin America – CAF dated as of October 18, 2018. The credit facility agreement includes standard clauses regarding the compliance of financial ratios and other administrative matters, as described in our audited financial statements and related notes.

•

U.S.$25 million loan under the terms supplement No. 3 of a master facility agreement between Interbank and Wells Fargo Bank, N.A. dated as of November 15, 2018, as amended. The Master Facility Agreement includes standard clauses regarding administrative matters, as described in our audited financial statements and related notes.

•

U.S.$25 million loan under a credit agreement between Interbank and Citibank N.A. dated as of November 15, 2018. The credit agreement standard clauses regarding the compliance of financial ratios and other administrative matters, as described in our audited financial statements and related notes.

The following represent individual amounts of local debt from a total amount of U.S.$260.6 million, which includes local subordinated bonds of S/563.6 million (U.S.$170.1 million) which qualify as second tier equity (“Tier 2”) in the determination of the regulatory capital, according to SBS, S/150.0 million (U.S.$45.2 million) of local corporate inflation-linked bonds and S/150.0 million (U.S.$45.2 million) of fixed rate certificates of deposit at the nominal exchange rate of S/ 3.314 as of December 31, 2019.

These bonds do not have specific guarantees:

•

S/110 million aggregate principal amount of VAC + 3.500% - subordinated inflation-linked notes due 2023 issued by Interbank on September 10, 2008. The issuance does not have specific guarantees and, according to SBS regulation, qualify as second tier equity (“Tier 2”) in the determination of the regulatory capital, as described in our audited financial statements and related notes.

•

S/137.9 million aggregate principal amount of 6.906% fixed rate subordinated notes due 2022 issued by Interbank on June 25, 2012. The issuance does not have specific guarantees and, according to SBS regulation, qualify as second tier equity (“Tier 2”) in the determination of the regulatory capital, as described in our audited financial statements and related notes.

•

S/150 million aggregate principal amount of 5.813% fixed rate subordinated notes due 2023 issued by Interbank on January 11, 2013. The issuance does not have specific guarantees and, according to SBS regulation, qualify as second tier equity (“Tier 2”) in the determination of the regulatory capital, as described in our audited financial statements and related notes.

•

U.S.$50 million aggregate principal amount of 7.500% fixed rate subordinated notes due 2023 issued by Interbank on December 13, 2013. The issuance does not have specific guarantees and, according to SBS regulation, qualify as second tier equity (“Tier 2”) in the determination of the regulatory capital, as described in our audited financial statements and related notes.

•

S/150 million aggregate principal amount of 4.28125% fixed rate certificates of deposit due 2020 issued by Interbank on March 26, 2019 issued at a discount (below par), as described in our audited financial statements and related notes.

•

S/150 million aggregate principal amount of VAC + 3.40625% corporate inflation-linked bonds due 2029 issued by Interbank on March 26, 2019, as described in our audited financial statements and related notes.

Additional outstanding indebtedness is mainly related to short term bank facilities for working capital and general purposes.

As of the date of this Annual Report on Form 20-F, Interbank is in compliance with all the covenants describe above and not subject to any other such obligations.

Interseguro

Interseguro’s primary source of funds is premiums collected.

Interseguro has issued subordinated bonds in the Peruvian market. As of December 31, 2019, Interseguro had S/132.6 million in bonds outstanding as compared to S/168.7 million for 2018. Additionally, Interseguro works with credit lines for promissory notes and letters of guarantee. As of December 31, 2019, the outstanding balance for lines with Banco de Crédito del Peru and Interbank was U.S.$4.0 million and U.S.$49.1 million, respectively.

Inteligo

The following table presents Inteligo’s primary sources of funds as of December 31, 2019 and as of December 31, 2018:

	As of December 31, 2019	As of December 31, 2018	Change
	(S/ in millions)		(S/ in millions)%
Total deposits and obligations	2,878.5	2,622.4	256.1	9.8%
Due to banks and correspondents and inter-bank funds	315.3	323.8	(8.5)	(2.6)%

Total	3,193.9	2,946.2	247.6	8.4%

In our wealth management segment, the primary source of funds has consisted of deposits and obligations, which amounted to S/2,878.5 million as of December 31, 2019. Inteligo Bank’s deposits are retail deposits, from its private wealth clients. Retail deposits provide Inteligo with a low-cost, diverse and stable source of funding. Amounts due to banks and correspondents consist of the credit facilities provided to Inteligo Bank.

Deposits and obligations increased S/256.1 million or 9.8% as of December 31, 2019 from December 31, 2018 as a result of a S/198.0 million increase in interest bearing deposits. Funds due to banks and correspondents decreased slightly from S/323.8 million as of December 31, 2018 to S/315.3 million as of December 31, 2019.

Regulatory Capital

We are not required to establish a regulatory capital for statutory purposes. However, Interbank and Interseguro are required to maintain minimum regulatory capital pursuant to guidelines issued by the SBS, and Inteligo Bank is required to maintain minimum regulatory capital pursuant to guidelines issued by the Central Bank of The Bahamas.

Interbank

As of December 31, 2019, the minimum regulatory capital as a percentage of risk-weighted assets for Interbank was 11.6% and its ratio of regulatory capital to total risk weighted assets was 15.2%, the highest among the four largest banks in Peru, according to the SBS. As of December 31, 2018, the minimum regulatory capital as a percentage of risk-weighted assets for Interbank was 11.7% and its ratio of regulatory capital to total risk weighted assets was 15.8%, the highest among the four largest banks in Peru, according to the SBS. As of December 31, 2017, the minimum regulatory capital as a percentage of risk-weighted assets for Interbank was 11.9%. As of December 31, 2017, Interbank’s ratio of regulatory capital to total risk weighted assets was 16.1%, the highest among the four largest banks in Peru. See Note 16(f) to our audited annual consolidated financial statements and “Item 4. Information on the Company—Business Overview—Regulation and Supervision” section in Annual Report on Form 20-F for a discussion of regulatory capital requirements applicable to Interbank.

The following tables present Interbank’s regulatory capital as of December 31, 2019, 2018, 2017 and 2016, in accordance with SBS GAAP, as required by the Peruvian Banking and Insurance Law.

	As of December 31, 2019	As of December 31, 2018	Change
	(S/ in millions)		(S/ in millions)%
Paid-in-capital	3,937.5	3,470.4	467.0	13.5%
Legal and special reserves	898.5	794.8	103.8	13.1%
Treasury stock	(33.9)	(33.9)	—	0.0%
Earnings pending capitalization(1)	467.6	400.0	67.6	16.9%
Unrealized gains in investments available-for-sale	—	—	—	0.0%
Subordinated bonds	464.0	539.7	(75.7)	(14.0)%
Shares of IFS(2)	—	(94.8)	94.8	(100.0)%
Others	(11.9)	(34.1)	22.2	(65.1)%

Total Tier I	5,721.7	5,042.0	679.7	13.5%

Subordinated bonds	1,527.1	1,682.6	(155.5)	(9.2)%
Generic allowances for loan losses	442.4	411.7	30.7	7.5%
Shares of IFS(2)	—	(94.8)	94.8	(100.0)%
Others	(11.9)	(34.1)	22.2	(65.1)%

Total Tier 2	1,957.6	1,965.3	(7.8)	(0.4)%

Total Regulatory Capital	7,679.3	7,007.4	671.9	9.6%

Risk-weighted assets	50,673.8	44,391.0	6,282.8	14.2%
Regulatory capital as a percentage of risk-weighted assets	15.2%	15.8%

(1)	Corresponds to retained earnings to be capitalized as directed by the board of directors.
(2)	Corresponds to 1,986,233 IFS shares held by Interbank as of December 31, 2018.

	As of December 31,
	2018	2017	Change
	(S/ in millions)		(S/ in millions)%
Paid-in-capital	3,470.4	3,064.5	405.9	13.2%
Legal and special reserves	794.8	704.6	90.2	12.8%
Treasury stock	(33.9)	(33.9)	—	0.0%
Earnings pending capitalization(1)	400.0	199.6	200.4	N/M
Unrealized gains in investments available-for-sale	—	—	—	0.0%
Subordinated bonds	539.7	583.4	(43.7)	(7.5)%
Shares of IFS(2)	(94.8)	(229.1)	134.3	(58.6)%
Others	(34.1)	(38.7)	4.5	(11.8)%

Total Tier I	5,042.0	4,250.4	791.6	18.6%

Subordinated bonds	1,682.6	1,710.5	(27.9)	(1.6)%
Generic allowances for loan losses	411.7	373.2	38.5	10.3%
Shares of IFS(2)	(94.8)	(229.1)	134.3	(58.6)%
Others	(34.1)	(38.7)	4.5	(11.8)%

Total Tier 2	1,965.3	1,815.9	149.4	8.2%

Total Regulatory Capital	7,007.4	6,066.3	941.0	15.5%

Risk-weighted assets	44,391.0	37,745.5	6,645.5	17.6%
Regulatory capital as a percentage of risk-weighted assets	15.8%	16.1%

(1)	Corresponds to retained earnings to be capitalized as directed by the board of directors.
(2)	Corresponds to 1,986,233 and 4,995,723 IFS shares held by Interbank as of December 31, 2018 and 2017, respectively.

	As of December 31,
	2017	2016	Change
	(S/ in millions)		(S/ in millions)%
Paid-in-capital	3,064.5	2,670.7	393.8	14.7%
Legal and special reserves	704.6	617.0	87.5	14.2%
Treasury stock	(33.9)	(33.9)	—	0.0%
Earnings pending capitalization(1)	199.6	220.2	(20.6)	(9.4)%
Subordinated bonds	583.4	613.2	(29.8)	(4.9)%
Shares of IFS(2)	(229.1)	(257.5)	28.5	(11.0)%
Others	(38.7)	(40.4)	1.8	(4.4)%

Total Tier I	4,250.4	3,789.3	461.1	12.2%

Subordinated bonds	1,710.5	1,783.9	(73.4)	(4.1)%
Generic allowances for loan losses	373.2	363.5	9.6	2.7%
Shares of IFS(2)	(229.1)	(257.5)	28.5	(11.0)%
Others	(38.7)	(40.4)	1.8	(4.4)%

Total Tier 2	1,815.9	1,849.5	(33.6)	(1.8)%

Total Regulatory Capital	6,066.3	5,638.9	427.5	7.6%

Risk-weighted assets	37,745.5	35,475.3	2,270.2	6.4%
Regulatory capital as a percentage of risk-weighted assets	16.1%	15.9%

(1)	Corresponds to retained earnings to be capitalized as directed by the board of directors.
(2)	Corresponds to 4,995,723 and 5,495,723 IFS shares held by Interbank as of December 31, 2017 and 2016, respectively.

Interseguro

Interseguro is required to maintain a minimum regulatory capital, also known as solvency equity, pursuant to guidelines issued by the SBS. The capital requirement is the sum of solvency equity and the guarantee fund. Solvency equity is determined by the level of risk and the risk profile assumed by an insurance company in Peru in accordance with SBS regulations. The guarantee fund is equivalent to 35% of solvency equity. See Note 16(f) to our audited annual consolidated financial statements and “Item 4. Information on the Company—Business Overview—Regulation and Supervision” in this Annual Report on Form 20-F for a discussion of regulatory capital requirements applicable to Interseguro.

The following tables present Interseguro’s solvency ratio as of December 31, 2019, 2018, 2017 and 2016 in accordance with SBS GAAP as required by the Peruvian Banking and Insurance Law. Seguros Sura is presented stand alone in the relevant table below as the merger with Interseguro did not take place until March 2018 and until that time, it was separately reporting to the SBS.

	As of December 31, 2019	As of December 31, 2018	Change
	(S/ in millions)		(S/ in millions)%
Regulatory capital	1,106.6	1,042.7	63.9	6.1%
Less:
Solvency equity (solvency margin)(1)	567.3	559.9	7.4	1.3%
Guarantee fund(2)	198.6	196.0	2.6	1.3%

Required capital	765.9	755.9	10.0	1.3%

Surplus	340.7	286.8	53.9	18.8%
Solvency Ratio(3)	144.5%	137.9%

	As of December 31,				Seguros Sura As of December 31,
	2018	2017	Change		2017
	(S/ in millions)		(S/ in millions)%		(S/ in millions)
Regulatory capital	1,042.7	549.3	493.4	89.8%	488.3
Less:
Solvency equity (solvency margin)(1)	559.9	301.7	258.3	85.6%	231.7
Guarantee fund(2)	196.0	105.6	90.4	85.6%	81.1

Required capital	755.9	407.3	348.7	85.6%	312.8

Surplus	286.8	142.0	144.8	N/M	175.4
Solvency Ratio(3)	137.9%	134.9%			156.1%

	As of December 31,
	2017	2016	Change
	(S/ in millions)		(S/ in millions)%
Regulatory capital	549.3	584.8	(35.5)	(6.1)%
Less:
Solvency equity (solvency margin)(1)	301.7	297.7	4.0	1.3%
Guarantee fund(2)	105.6	104.2	1.4	1.3%

Required capital	407.3	401.8	5.4	1.3%

Surplus	142.0	182.9	(40.9)	(22.4)%
Solvency Ratio(3)	134.9%	145.5%

(1)	Corresponds to an amount determined by the level of risk and the risk profile assumed by an insurance company in Peru in accordance with SBS regulations.

(2)	Equal to 35% of solvency margin.
(3)

Solvency ratio for Interseguro is calculated in accordance with SBS guidelines. See “Item 4. Information on the Company—Business Overview—Regulation and Supervision—Insurance Regulation and Supervision—Solvency Requirements and Regulatory Capital”.

Inteligo Bank

The following tables present Inteligo Bank’s risk-weighted assets and regulatory capital as a percentage of risk-weighted assets as of December 31, 2019, 2018, 2017 and 2016, respectively.

	As of December 31, 2019	As of December 31, 2018	Change
	(U.S. $/ in millions)		(S/ in millions)%
Total eligible capital	238.3	217.0	21.3	9.8%
Total risk-weighted assets	964.2	850.1	114.1	13.4%

Capital ratio	24.7%	25.5%

	As of December 31,
	2018	2017	Change
	(U.S.$/ in millions)		(S/ in millions)%
Total eligible capital	217.0	212.5	4.5	2.1%
Total risk-weighted assets	850.1	652.2	197.8	30.3%

Capital ratio	25.5%	32.6%

As of December 31,
2017	2016	Change
(U.S.$/ in millions)	(S/ in millions)%
Total eligible capital	212.5	187.5	25.0	13.3%
Total risk-weighted assets	652.2	764.5	(112.3)	(14.7)%

Capital ratio	32.6%	24.5%

Banking regulations on capital adequacy in The Bahamas take into account the recommendations of the Basel I Committee. The Central Bank of the Bahamas implemented Basel III requirements regarding capital adequacy in 2016. Its guidelines for the management of capital provide that Inteligo’s regulatory capital must be equal to or greater than 8.0% of the total risk-weighted assets. Risk-weighted assets are the sum of (i) the total amount of credit risk weighted assets and indirect loans; (ii) 10 times the regulatory capital allocated to cover market risk only if the bank’s market risk position is higher than (a) 5% of the total on and off-balance sheet assets; (b) U.S.$100 million; and (iii) 12.5 times the regulatory capital allocated to cover operational risk. As of December 31, 2019, Inteligo Bank’s ratio of regulatory capital to total risk-weighted assets was 24.7%. In 2018, the Central Bank of the Bahamas published two discussion papers focused on Minimum Disclosures (Pillar III of the Basel II framework) and the Net Stable Funding Ratio and the Liquidity Coverage Ratio (main components of Basel III).

In Peru, Inteligo SAB is regulated by the SMV, which is responsible for determining the minimum capital requirement for the companies under its supervision. As of December 31, 2019, the capital requirement for brokerage houses is the sum of (i) the minimum regulatory capital required of S/2.0 million; and (ii) the regulatory capital allocated to cover operational risks. As of December 31, 2019, Inteligo SAB held capital exceeding S/14.3 million.

Commitments and Contractual Obligations

For a description of our commitments and contractual obligations, see “Item 5. Operating and Financial Review and Prospects—Tabular disclosure of contractual obligations”.

Capital Expenditures Program

We have made significant investments and in particular, in our banking segment, Interbank has made substantial investments in recent years targeting both digital and physical infrastructure. Some of the key investments include:

•	significant improvements in our digital platform, including new functionalities and a complete new customer interface aimed to enhance user experience, in both retail and commercial segments;

•	building up of data and implementation of tools to improve our CRM and risk analytical capabilities to better understand our customers;

•	strengthening our data center through an outsourcing contract with IBM;

•	the renewal of a large portion of our ATM’s network to be able to provide new functionalities with an omni-channel approach; and

•	significant improvement of our operational efficiency.

Interbank believes that it has built the foundations to capture current and future market opportunities and continue to grow. It has a capital expenditure plan to ensure the accomplishment of its medium-term strategic plan, as it believes that not only operating efficiency and the proximity to its customers, but also digital transformation and innovation, are key competitive advantages.

While we budget for investments across our subsidiaries, Interbank accounts for the substantial majority or our capital expenditures budget. We budget for year long periods. Interbank’s budget for capital expenditures for the next three years is approximately S/700 million, approximately 75% of which is related to information technology expenditures including investments in our digital platform. Some of the key technological expenditures include:

•	develop new business ideas and business models;

•	intensify analytical capabilities through data, big data, artificial intelligence and real time decision, to enrich our understanding of Peruvian clients;

•	improve customer experience through digital solutions, including products, services, and processes;

•	strengthen operational efficiency and productivity through robotic process automation;

•	update our cybersecurity standards to protect our customers; and

•	migrate and develop new applications through the cloud.

Interseguro has invested in technology and projects to support its rapidly expanding operations. It has implemented an operations system in order to support Interseguro’s planned growth in individual life and retail insurance products, a CRM platform, robotic process automation (RPA) to automate processes and look for operational efficiency, in addition to improving such processes and freeing up resources. Interseguro also has introduced its new 100% digital products such as car insurance, travel insurance, vida free and vida cash.

Additionally, Interseguro continues improving business intelligence capabilities such as Datalake which allows the consolidation of information from different Interseguro systems to generate a unique customer base for the creation of predictive models. Aside from its technology investments program and upgrades, Interseguro is also considering minor investments to improve its office infrastructure.

In our wealth management segment, Inteligo Bank implemented a new core system to support its rapidly expanding operations and has continued working on complementing its IT infrastructure and further developing of its technology platform, which will allow it to leverage its existing CRM platform and develop stronger business intelligence capabilities.

C.	Research and Development, Patents and Licenses, etc.

Not Applicable.

D.	Trend Information

As of December 31, 2019, we had total assets of S/71.5 billion (approximately U.S.$21.6 billion), total gross loans of S/38.3 billion (approximately U.S.$11.5 billion), total deposits of S/38.0 billion (approximately U.S.$11.5 billion) and shareholders’ equity of S/8.9 billion (approximately U.S.$2.7 billion).

Substantially all of our subsidiaries’ operations are conducted in Peru. Accordingly, our results of operations and financial condition are dependent on economic conditions, consumer spending and investment levels in Peru. In recent years, Peru has experienced a slowdown, mainly explained by lower domestic demand, as a result of a lower growth in private investment. This slowdown was intensified due to several factors, such as (i) a strong El Niño phenomenon, which adversely affected agricultural production, transportation services, tourism and commercial activity, and resulted in a 1.5 percentage point drop in GDP growth in 2017; (ii) corruption scandals related to the activities of certain Brazilian and Peruvian companies in the construction sector, which resulted in suspension or delay of important infrastructure projects during 2018; (iii) political disputes between the government and the opposition, which resulted in the resignation of former President Pedro Pablo Kuczynski in March 2018 and the appointment of former Vice-President Martin Vizcarra as the new President of Peru; and (iv) political disputes between President Martin Vizcarra and Congress which led the President to dismiss Congress in September 2019. Despite these factors and subsequent corruption scandals related to the Peruvian judiciary system and other political figures, the Peruvian economy continued to outperform its main peers in the region 2019, supported by solid macroeconomic fundamentals and strong fiscal and monetary policies.

We believe that the ongoing growth of the Peruvian economy, the expanding middle class, the growth of private wealth creation in Peru, the low penetration of financial services and the well-capitalized and profitable Peruvian financial system offer significant opportunities for our continued growth. Moreover, new technological developments are opening up new opportunities for growth, enabling us to efficiently acquire and serve more clients, while providing distinctive and convenient customer service and greater access and inclusion to financial services to previously underserved Peruvians.

The following are the most important trends, uncertainties and events that are reasonably likely to affect us or that would cause the financial information disclosed herein not to be indicative of or have a material adverse effect on our future operating results or financial condition:

•	Our subsidiaries are subject to extensive regulation and supervision, and changes in existing regulations or the implementation of future regulations.

•	The adoption of new international banking and insurance guidelines may cause our subsidiaries to require additional capital and could cause their cost of funds to increase.

•	Intense competition from other banking, insurance and financial institutions, and from other players including providers of emerging financial technologies.

•

Our loans, deposits, asset quality and our profits have all experienced substantial growth, benefitting from growth in the Peruvian economy. However, economic, social and political developments in Peru, including political instability, high profile corruption investigations, inflation and unemployment may cease to support our historically strong growth.

•

Our capital and funding requirements as well as our client activity and our clients’ ability to repay loans could be affected by continued adverse developments and market uncertainties relating to the COVID-19 outbreak, which has resulted in significant and unexpected volatility in equity and credit markets.

•

Cyber-security events, earthquakes, other natural disasters, health epidemics (including the current COVID-19 pandemic) and other outbreaks could negatively affect our reputation and the operations of Interbank, Interseguro, Interfondos and Inteligo SAB.

For more information regarding potential economic or regulatory factors that could affect our result of operations or financial condition, see “Item 3. Key Information—Risk Factors”, “Item 5. Operating and Financial Review and Prospects—Operating Results” and “Forward-Looking Statements”.

E.	Off-Balance Sheet Arrangements

Our subsidiaries Interbank, Interseguro and Inteligo have various contractual arrangements, such as contingent operations, that are not recognized as liabilities in our audited annual consolidated financial statements but are required to be recorded as off-balance sheet items. See Note 18 to our audited annual consolidated financial statements.

We enter into contingent operations to generate fees from guarantees, stand-by letters of credit, import and export letters of credit, due from bank acceptances and foreign currency forward obligations.

Off-Balance Sheet Arrangements as of December 31, 2019 and 2018

The following table presents our consolidated off-balance sheet arrangements as of December 31, 2019 and December 31, 2018.

	As of December 31,
	2019	2018	Change
	(S/ in millions)		(S/ in millions)%
Contingent credits—Indirect loans
Guarantees and standby letters	3,857.8	3,763.6	94.2	2.5%
Import and export letters of credit	244.1	307.9	(63.7)	(20.7)%

	4,102.0	4,071.5	30.5	0.7%

Derivatives—Notional amounts Held for trading
Forward currency contracts—buy	2,993.7	2,023.8	969.8	47.9%
Forward currency contracts—sell	5,770.5	2,709.6	3,060.9	N/M
Foreign currency forward contracts on currencies other than sol	525.7	443.8	82.0	18.5%
Interest rate swaps	4,238.1	2,018.2	2,219.9	N/M
Currency swaps	1,727.9	909.1	818.8	90.1%
Cross currency swap	195.1	198.5	(3.5)	(1.7)%
Foreign currency options	22.2	234.8	(212.6)	(90.6)%
Held as hedges Cash flow hedges:
Interest rate swaps	298.3	303.6	(5.3)	(1.7)%
Cross currency swap	1,958.6	1,922.6	36.0	1.9%

	17,730.0	10,764.0	6,966.0	64.7%

Responsibilities under credit lines agreements	10,961.5	9,172.6	1,788.9	19.5%

Total	32,793.5	24,008.1	8,785.4	36.6%

Guarantees and standby letters increased by S/94.2 million, or 2.5%, from S/3,763.6 million as of December 31, 2018 to S/3,857.8 million as of December 31, 2019. Import and export letters of credit decreased S/63.7 million.

As of December 31, 2019, foreign currency forwards, including purchase and sale agreements increased S/ 4,112.7 million from S/5,177.2 million as of December 31, 2018 to S/9,289.9 million as of December 31, 2019. We also use derivative financial instruments as hedges. See Note 10(b) to our audited annual consolidated financial statements for derivative financial instruments valuation.

Responsibilities under credit line agreements increased S/1,788.9 million for the year ended December 31, 2019, compared to the amount registered as of December 31, 2018. These credit line agreements are cancellable at any time by Interbank.

Off-Balance Sheet Arrangements as of December 31, 2018 and 2017

The following table presents our consolidated off-balance sheet arrangements as of December 31, 2018, 2017.

	As of December 31,
	2018	2017	Change
	(S/ in millions)		(S/ in millions)%
Contingent credits—Indirect loans
Guarantees and standby letters	3,763.6	4,044.6	(281.0)	(6.9)%
Import and export letters of credit	307.9	221.9	86.0	38.8%

	4,071.5	4,266.5	(195.0)	(4.6)%

Derivatives—Notional amounts Held for trading
Forward currency contracts—buy	2,023.8	2,317.9	(294.1)	(12.7)%
Forward currency contracts—sell	2,709.6	2,776.3	(66.7)	(2.4)%
Foreign currency forward contracts on currencies other than sol	443.8	379.4	64.4	17.0%
Interest rate swaps	2,018.2	2,220.1	(201.9)	(9.1)%
Currency swaps	909.1	989.2	(80.1)	(8.1)%
Cross currency swap	198.5	190.8	7.8	4.1%
Foreign currency options	234.8	227.6	7.1	3.1%
Held as hedges Cash flow hedges:
Interest rate swaps	303.6	453.7	(150.2)	(33.1)%
Cross currency swap	1,922.6	551.0	1,371.6	N/M

	10,764.0	10,106.0	658.0	6.5%

Responsibilities under credit lines agreements	9,172.6	7,989.6	1,183.0	14.8%

Total	24,008.1	22,362.2	1,645.9	7.4%

Guarantees and standby letters decreased S/281.0 million, or 6.9% from S/4,044.6 million as of December 31, 2017 to S/3,763.6 million as of December 31, 2018. Import and export letters of credit increased S/86.0 million in 2018.

As of December 31, 2018, foreign currency forwards, including purchase and sale agreements decreased S/296.4 million from S/5,473.6 million as of December 31, 2017 to S/5,177.2 million as of December 31, 2018. We also use derivative financial instruments as hedges. See Note 10(b) to our audited annual consolidated financial statements for derivative financial instruments valuation.

Responsibilities under credit line agreements increased S/1,183.0 million as of December 31, 2018, compared to the amount registered as of December 31, 2017. These credit line agreements are cancellable at any time by Interbank.

Off-Balance Sheet Arrangements as of December 31, 2017 and 2016

The following table presents our consolidated off-balance sheet arrangements as of December 31, 2017 and 2016.

	As of December 31,
	2017	2016	Change
	(S/ in millions)		(S/ in millions)%
Contingent credits—Indirect loans
Guarantees and standby letters	4,044.6	4,193.7	(149.1)	(3.6)%
Import and export letters of credit	221.9	256.7	(34.8)	(13.6)%

	4,266.5	4,450.5	(184.0)	(4.1)%

Derivatives—Notional amounts Held for trading
Forward currency contracts–buy	2,317.9	1,742.8	575.1	33.0%
Forward currency contracts–sell	2,776.3	2,013.7	762.7	37.9%
Foreign currency forward contracts on currencies other than sol	379.4	204.6	174.8	85.4%
Interest rate swaps	2,220.1	2,761.1	(541.0)	(19.6)%
Currency swaps	989.2	1,464.3	(475.1)	(32.4)%
Cross currency swap	190.8	197.5	(6.8)	(3.4)%
Foreign currency options	227.6	192.6	35.1	18.2%
Held as hedges Cash flow hedges:
Interest rate swaps	453.7	469.8	(16.1)	(3.4)%
Cross currency swap	551.0	—	551.0	100.0%

	10,106.0	9,046.4	1,059.6	11.7%

Responsibilities under credit lines agreements	7,989.6	9,000.9	(1,011.2)	(11.2)%

Total	22,362.2	22,497.8	(135.6)	(0.6)%

Guarantees and standby letters decreased by S/149.1 million, or 3.6%, from S/4,193.7 million as of December 31, 2016 to S/4,044.6 million as of December 31, 2017. Import and export letters of credit decreased S/34.8 million in 2017.

As of December 31, 2017, foreign currency forwards, including purchase and sale agreements increased S/1,512.6 million from S/3,961.1 million as of December 31, 2016 to S/5,473.6 million as of December 31, 2017. We also use derivative financial instruments as hedges. See Note 10(b) to our audited annual consolidated financial statements for derivative financial instruments valuation.

Responsibilities under credit line agreements decreased S/1,011.2 million as of December 31, 2017, compared to the amount registered as of December 31, 2016. These credit line agreements are cancellable at any time by Interbank.

F.	Tabular Disclosure of Contractual Obligations

We enter into various commitments and contractual obligations that may require future cash payments.

The following tables summarize our commitments and contractual obligations as of December 31, 2019 and December 31, 2018, respectively.

As of December 31, 2019	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(S/ in millions)
Deposits and obligations	37,145.9	746.3	66.4	134.6	38,093.2
Inter-bank funds	169.1				169.1
Due to banks and correspondents	2,666.5	214.8	224.4	873.8	3,979.6
Bonds, notes and other obligations	235.1	136.9	1,988.4	4,529.9	6,890.3
Due from customers on acceptances	139.7	—	—	—	139.7
Accounts payable, provisions and other liabilities	1,706.2	—	—	—	1,706.2
Lease liabilities	66.2	115.5	70.3	89.9	341.8

Total(1)	42,128.8	1,213.6	2,349.4	5,628.2	51,320.0

(1)	For insurance contract liabilities, see Note 14 of our audited annual consolidated financial statements.

All contractual obligations included in this table are recognized as liabilities on our consolidated statement of financial position and represent principal payments on an undiscounted basis without including payment of future interest.

G.	Safe Harbor

Not Applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

General

Our business and affairs are managed by our board of directors in accordance with our articles of incorporation and Panamanian corporate law. Our articles of incorporation provide for a board of directors of no less than three members. Our current board of directors is comprised of seven directors and no alternates. The two-year term of our current board of directors will expire in April 2021.

If a director resigns or otherwise becomes unable to continue with its duties, a majority of our directors may appoint any other person to serve as director for the remaining term of the board.

The board of directors may establish one or more committees, to which it may delegate any or all of its responsibilities. Each committee shall be composed by two or more directors.

The board of directors typically meets in regularly scheduled quarterly meetings and when called by any dignitary (dignatario) or our Chief Executive Officer. Resolutions must be adopted by a majority of the directors present at the meeting.

Board of Directors

Our board of directors consists of seven members, five of whom are independent. The business address of our board of directors is Av. Carlos Villarán 140, 5th floor Urbanización Santa Catalina, La Victoria, Lima 13, Perú. The following table sets forth certain information about our current directors.

Name	Position	Year of Birth	Year Appointed
Carlos Tomás Rodríguez Pastor Persivale	Chairman	1959	2007
Fernando Martín Zavala Lombardi	Secretary	1971	2019
Felipe Federico Roy Morris Guerinoni(1)	Treasurer	1953	2007
José Alfonso Bustamante y Bustamante(1)	Director	1941	2007
Lucía Cayetana Aljovín Gazzani(1)	Director	1966	2019
Hugo Antonio Santa María Guzmán(1)	Director	1963	2019
Guillermo Martinez Barros(1)	Director	1958	2019

(1)	Independent director pursuant to Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The following sets forth selected biographical information for each of the members of IFS’ board of directors.

Carlos Tomás Rodríguez-Pastor Persivale, has served as IFS’ chairman since 2007. He also serves as Interbank’s chairman since 1995 and was Interbank’s interim Chief Executive Officer during 2010. In addition, Mr. Rodríguez-Pastor serves as director of Intercorp Peru, Inteligo Group Corp., Interseguro, Supermercados Peruanos, Tiendas Peruanas, Homecenters Peruanos, Colegios Peruanos, InRetail Peru Corp., InRetail Pharma, Financiera OH! S.A. and Universidad Tecnológica del Perú, among others. Mr. Rodríguez-Pastor received a bachelor’s degree in social science from the University of California at Berkeley and a master’s degree in business administration from the Amos Tuck School of Business at Dartmouth College.

Fernando Martin Zavala Lombardi, has served as an IFS director since his appointment on April 2019, and has been serving Interbank as director since March 2019. Mr. Zavala also serves as CEO and director of Intercorp Peru Ltd. and director of InRetail Peru Corp., Inteligo Group Corp., InRetail Pharma, Universidad Tecnológica del Perú, Colegios Peruanos, Interseguro, Tiendas Peruanas, Supermercados Peruanos, Financiera OH! S.A., Intertítulos, Homecenters Peruanos, and Inteligo Bank. He previously served as CEO in Peru and Panama of the multinational company SABmiller, as General Manager of Indecopi and has been director of several companies in Peru, and several business guilds and NGOs as well. In the public sector, he has been Prime Minister and Minister of Economy and Finance, the latest twice. Mr. Zavala received a bachelor’s degree in economics from Universidad del Pacífico in Lima, a master’s degree in business management from Universidad de Piura, and a master’s in business administration from University of Birmingham in England.

Felipe Federico Roy Morris Guerinoni, has served as one of IFS’ directors since 2007. Mr. Morris also serves as Chairman of Interseguro and Financiera OH!, as Vice-Chairman of Interbank and as Director of Intercorp Peru and Inteligo Bank. Mr. Morris received a bachelor’s degree in economics from the Universidad del Pacífico in Lima, a master’s degree in economics from the University of Pittsburgh and a master’s degree in finance from American University.

José Alfonso Bustamante y Bustamante, has served as one of IFS’ and Interbank’s directors since March 2007. Mr. Bustamante is the President of the Board of Corporación Financiera de Inversiones S.A. and also serves as a director of Agrícola Cerro Prieto S.A.C., Irrigadora Cerro Prieto S.A.C. and San Miguel Industrias Pet S.A. Mr. Bustamante was President of the Board of Telefónica del Perú and Banco Santander Central Hispano, formerly known as Bancosur, and of the Asociación de Bancos del Peru – ASBANC. In the public sector, Mr. Bustamante was the Prime Minister of Peru and Minister of Industry, Tourism, Integration and International Trade Negotiations (1993-1994) and was president of COPRI and Prom Perú during the same period. Mr. Bustamante received a bachelor’s degree in agricultural engineering from the Universidad Nacional Agraria La Molina in Lima and pursued his graduate studies at the University of Michigan, Ann Arbor.

Lucía Cayetana Aljovin Gazzani, has served as one of IFS’ directors since her appointment in April 2019 and has been serving as Interbank’s director since July 2018. She has also served as Foreign Affairs Minister, Minister of Energy and Mines and Minister of Social Inclusion, and is the President of the National Fishing Society. Previously, she was a partner at Miranda & Amado law firm, a member of the board of directors of the Lima Stock Exchange and served as director of other Peruvian companies and nonprofit organizations. Mrs. Aljovin received a degree in Law from the Pontificia Universidad Católica del Perú and a master’s degree in business administration from Universidad Adolfo Ibanez of Chile. She has also been a journalist and a professor at several Peruvian universities.

Hugo Antonio Santa María Guzmán, has served as one of IFS’ directors since his appointment in April 2019, and has been serving as Interbank director since November 2016. Mr. Santa María is partner, manager of economic studies, and chief economist of APOYO Consultoría, where he runs the Business Advisory Service (SAE, for its acronym in Spanish). SAE is the leading economic and business (analysis) service in Peru. He is currently a member of the board of directors of Sociedad Agricola Virú S.A. and Colegios Peruanos and serves as an alternate director of InRetail Perú Corp. Previously, he was a member of the boards of Banco Santander Peru, Grupo ACP, Compañía Minera Atacocha and the Consolidated Reserve Fund (investment fund of the Peruvian public pension system) and independent director and President of the board of Mibanco. Mr. Santa María has been a professor in graduate programs at Universidad del Pacífico, Universidad Peruana de Ciencias Aplicadas and Universidad de Piura. Mr. Santa María holds a bachelor’s degree in economics from Universidad del Pacífico and Ph.D. from Washington University in St. Louis.

Guillermo Martínez Barros, has served as one of IFS’s directors since 2019. He has also served as a director of Interseguro since 2008. Mr. Martínez serves as director of Financiera OH! S.A., Isapre Consalud in Chile, PrimAmérica Consultores S.A. in Chile and is a member of the Direction Committee of Centros de Salud Peruanos S.A.C. Mr. Martínez is also the chairman and owner of Inmobiliaria e Inversiones Siete Mares S.A. and the chairman of Scan S.A. and Ebench S.A. in Chile. Mr. Martínez received a bachelor’s degree in business administration from the Universidad Católica de Chile, a master’s degree in business administration from the University of Chicago and a master’s degree in economics from the London School of Economics.

Executive Officers

The business address of our executive officers is Av. Carlos Villarán 140, Urbanización Santa Catalina, La Victoria, Lima 13, Perú. The following table sets forth certain information about our executive officers. Each member of our management team serves for open-ended terms.

Name	Position	Year of Birth	Year Appointed
Luis Felipe Castellanos López Torres	Chief Executive Officer	1970	2013
Gonzalo José Basadre Brazzini	Deputy Chief Executive Officer	1970	2013
Michela Casassa Ramat	Chief Financial Officer	1973	2012
Liliana Elcira Vera Villacorta	Chief Accounting Officer	1974	2006
Juan Antonio Castro Molina	General Counsel	1971	2006
Ernesto Giancarlo Ferrero Merino	Investor Relations Officer	1973	2014
Katia Mercedes Lung Won	Chief Compliance Officer	1968	2016

Luis Felipe Castellanos López Torres, Mr. Castellanos has served as IFS’ Chief Executive Officer since April 2013 and as Interbank’s Chief Executive Officer since January 2011. Mr. Castellanos is also one of Interseguro’s directors since his appointment in April 2019. Mr. Castellanos joined Interbank in 2006 as the Chief Executive Officer of Interfondos. He has served as Interbank’s Vice President for Retail Banking and Manager of the Mortgage and Real Estate Division. Previously, he was a Director in the investment banking division at Citigroup Global Markets in New York. Before joining Citigroup, Mr. Castellanos was responsible for the treasury department at Minera Yanacocha S.A. Mr. Castellanos received a bachelor’s degree in business administration from the Universidad del Pacífico and a master’s degree in business administration from the Amos Tuck School of Business at Dartmouth College.

Gonzalo José Basadre Brazznini, has served as IFS’ Deputy Chief Executive Officer since April 2013. Mr. Basadre is also the General Manager/Chief Executive Officer of Interseguro since 2012. Previously, he was the Vice President of Investments (Chief Investment Officer) of Interseguro. He received a bachelor’s degree in business administration from the Universidad del Pacífico in Lima and a master’s degree of business administration from Harvard University.

Michela Casassa Ramat, has served as IFS’ Chief Financial Officer and as Interbank’s Chief Financial Officer since September 2012. Mrs. Casassa joined Interbank in September 2011 as Head of Strategic Planning. Prior to joining Interbank, she served as Head of Strategy for Corporate and Investment Banking at Banco de Crédito del Perú in Lima and Unicredit in Munich, and Head of Strategy for the International Division of Unicredit in Milan and Istanbul. She has also worked at The Boston Consulting Group in Milan and Citibank in Lima. Mrs. Casassa holds a bachelor’s degree in business administration from the Universidad de Lima and a master’s degree in business administration with a specialization in finance from the SDA Bocconi in Milan.

Liliana Elcira Vera Villacorta, has served as IFS’ Chief Accounting Officer since our formation. Ms. Vera served as Accounting Manager of Interbank from 2003 to 2011. From 1998 to 2002, Ms. Vera was a senior analyst at EY Peru. Ms. Vera received a degree in accounting from the Pontificia Universidad Católica del Perú and a master’s degree in business administration from INCAE Business School.

Juan Antonio Castro Molina. Mr. Castro is Legal Director for Intercorp Group, and General Counsel for IFS since its incorporation. Mr. Castro also serves as member of the board of Universidad Tecnológica del Peru and other companies of the Intercorp Group. Mr. Castro was previously employed at Wilmer, Cutler, Pickering, Hale and Dorr in Washington D.C. and has also served as chief of staff to the Prime Minister of Peru (2001). Mr. Castro received a degree in law from the Pontificia Universidad Católica del Perú, a master’s of laws degree from the University of Virginia where he attended as a Fulbright scholar, a master’s degree in business administration from Universidad Adolfo Ibañez, and he has attended senior management programs at Harvard Business School and the Wharton School of Business at the University of Pennsylvania.

Ernesto Giancarlo Ferrero Merino, was appointed IFS’ Investor Relations Officer in July 2014. Previously he served as Interbank’s Head of Financial Management since February 2012. Mr. Ferrero joined Interbank in November 2010 as Deputy Head of Corporate Finance. Prior to joining Interbank, he served as Corporate and Investment Banking Vice President at BBVA Banco Continental and General Manager at BBVA Continental Bolsa. Mr. Ferrero holds a bachelor’s degree in economics from the Universidad del Pacífico, as well as a master’s degree in business administration from the Rotterdam School of Management at Erasmus University, The Netherlands.

Katia Mercedes Lung Won was appointed as IFS’ Chief Compliance Officer in March 2016. She also serves as Chief Compliance Officer of Interbank since 2012. Prior to joining Interbank, Ms. Lung served as Vice President Project Manager for Suntrust Bank in Miami, Florida in the International Wealth Management Division and as Vice President BSA/AML Compliance Officer for BNP Paribas Agency and the General Security Principal (Broker Dealer) for BNP Paribas Investment Services. Ms. Lung holds a bachelor’s degree in business administration from Florida International University (Cum Laude), and a master’s degree in business administration from Nova Southeastern University, as well as, a CP/AML FIBA and a Six Sigma Certification—Green Belt.

Interbank

Board of Directors

Interbank’s board of directors consists of ten members, five of whom are independent. The business address of Interbank’s board of directors is Av. Carlos Villarán, Urbanización Santa Catalina, La Victoria, Lima 13, Peru. The following table sets forth certain information about our directors as of the date of this Annual Report on Form 20-F.

Name	Position	Year of Birth	Year Appointed
Carlos Tomás Rodríguez Pastor Persivale	Chairman	1959	1995
Ramón José Vicente Barúa Alzamora	Director	1946	1994
José Alfonso Bustamante y Bustamante(1)	Director	1941	2007
David Fischman Kalincausky(1)	Director	1958	2003
Carlos Miguel Heeren Ramos(1)	Director	1968	2015
Felipe Federico Roy Morris Guerinoni	Director	1953	2000
Lucía Cayetana Aljovín Gazzani(1)	Director	1966	2018
Hugo Antonio Santa María Guzmán(1)	Director	1963	2016
Fernando Martín Zavala Lombardi	Director	1971	2019
Vacant	Director

(1)	Independent director pursuant to Peruvian regulations.

The following sets forth selected biographical information for each of the members of Interbank’s board of directors.

Carlos Tomás Rodríguez-Pastor Persivale, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors”.

Ramón José Vicente Barúa Alzamora, has served as one of Interbank’s directors since 1994. In addition, Mr. Barúa serves as a director of InRetail Pharma, Supermercados Peruanos, Tiendas Peruanas, Homecenters Peruanos, Real Plaza, Universidad Tecnológica del Perú, Inteligo Bank and Interseguro. He has also served as director of IFS and Intercorp Perú, and until 2019, he was the Chief Executive Officer of Intercorp Perú. Mr. Barúa received a bachelor’s degree in industrial engineering from the Universidad Nacional de Ingeniería in Lima and a degree in economics from the Université Catholique de Louvain in Belgium.

José Alfonso Bustamante y Bustamante, See Item 6. Directors, Senior Management and Employees—Directors and senior management—General—Board of Directors”.

David Fischman Kalincausky, has served as one of Interbank’s directors since 2003. Mr. Fischman also serves as a director of Supermercados Peruanos. Mr. Fischman received a degree in civil engineering from Georgia Tech University and a master’s degree in business administration from Boston University.

Carlos Heeren Ramos has served as one of Interbank’s directors since 2015 and is CEO of UTEC (Universidad de Ingeniería y Tecnología) and Tecsup (Instituto Superior de Tecnología). He currently serves on the board of a number of companies as well as non-profit organizations. Prior to his current role, he was a partner in the largest consulting firm in Peru, Apoyo Consultoría, where he served as the head of management consulting. Additionally, he spent 12 years as a faculty member in the Graduate School of the Universidad del Pacífico. He obtained his bachelor’s degree in economics at the Universidad del Pacífico, and obtained his master’s degree in economics from the University of Texas at Austin.

Felipe Morris Guerinoni, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors”.

Lucía Cayetana Aljovin Gazzani, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors”.

Hugo Antonio Santa María Guzmán, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors”.

Fernando Martin Zavala Lombardi, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors”.

Executive Officers

The business address of Interbank’s executive officers is Av. Carlos Villarán 140, Urbanización Santa Catalina, La Victoria, Lima 13, Perú. The following table sets forth certain information about Interbank’s executive officers as of the date of this Annual Report on Form 20-F.

Name	Position	Year of Birth	Year Appointed
Luis Felipe Castellanos López Torres	Chief Executive Officer	1970	2011
Michela Casassa Ramat	Chief Financial Officer	1973	2012
Carlos Tori Grande	Vice President of Retail Business	1976	2016
Gabriela Prado Bustamante	Vice President of Risk Management	1970	2008
Víctor Cárcamo Palacios	Vice President of Commercial Banking	1972	2016
Cesar Augusto Andrade Nicoli	Vice President of Operations	1971	2015
Giorgio Bernasconi Carozzi	Vice President of Capital Markets	1961	2009
Alfonso Díaz Tordoya	Vice President of Distribution Channels	1979	2016
Zelma Acosta-Rubio Rodríguez	Vice President of Corporate and Legal Affairs	1965	2007
Julio Del Valle Montero	Manager of Human Resources	1977	2019

Luis Felipe Castellanos López Torres, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Executive Officers.”

Michela Casassa Ramat, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Executive Officers.”

Carlos Tori Grande, has served as Interbank’s Vice President of Retail Banking since December 2016, after serving as Vice President for Distribution Channels since February 2014. Mr. Tori joined Interbank in 2009 as Head of the Corporate Finance team. Until 2019, Mr. Tori served as a director in several companies related to Interbank, including Interfondos, and Compañía de Servicios Conexos Expressnet S.A.C. Prior to joining Interbank, Mr. Tori also worked for Citigroup and BankBoston. Prior to 2009, he served as an Investment Banking Associate at Merrill Lynch’s Financial Institutions Group. Mr. Tori received a bachelor’s degree in business administration from Texas A&M University and a master’s degree in business administration from the Amos Tuck School of Business at Dartmouth College.

Gabriela Prado Bustamante, has served as Interbank’s Vice President of Risk Management since July 2008. Previously, Ms. Prado was responsible for Interbank’s Special Asset Management Division. From 2000 to 2004, Ms. Prado served as Manager of Interbank’s Risk Management Division, which is responsible for monitoring customer performance. Ms. Prado received a bachelor’s degree in business administration from the Universidad de Lima, and a graduate degree in business administration from the INCAE Business School.

Víctor Cárcamo Palacios, has served as Interbank’s Executive Vice President for Commercial Banking since January 2016. Previously, he served as Head of Corporate Finance and Head of Medium Enterprises Banking at Interbank. He also serves as Director of Intertítulos S.A., a related company of Interbank, and La Fiduciaria S.A. (related under SBS rules). Before joining Interbank, Mr. Cárcamo was the Executive Director of Capital Markets at Banco Santander in Mexico. Mr. Cárcamo holds a bachelor’s degree in economics from the Universidad de Lima and a master’s degree in business administration from the Universidad Adolfo Ibañez in Chile. Mr. Cárcamo also completed the General Management Program at Harvard Business School.

Cesar Augusto Andrade Nicoli, has served as Interbank’s Executive Vice President of Operations since May 2015. Before joining Interbank, he served as Director of Sales Strategy at LanChile, and was previously Commercial Vice President at Telefonica Peru. Mr. Andrade holds a bachelor’s degree in economics from the Universidad del Pacífico in Lima, and has a master’s degree in business administration from the Kellogg School of Management.

Giorgio Bernasconi Carozzi, has served as Interbank’s Vice President for Capital Markets since March 2009. Prior to joining Interbank, Mr. Bernasconi served as Director in Strategy and Marketing, Global Markets and Distribution for Latin America and was responsible for Latin American capital markets at BBVA Bancomer in México. From 1997 to 2006, he was the Deputy General Manager for BBVA Banco Continental. He previously served as Treasury Vice President for Citibank Lima. Mr. Bernasconi has a bachelor’s degree in administration from the Pontificia Universidad Católica del Perú.

Alfonso Díaz Tordoya, has served as Interbank’s Vice President of Distribution Channels since December 2016, after serving as Manager for the Digital Channels Division since May 2013, when he joined Interbank. Mr. Diaz also serves as a director of Interfondos, a subsidiary of Inteligo. Prior to joining Interbank, Mr. Diaz worked in management consulting at A.T. Kearney and in commercial banking at Citigroup Peru. Mr. Diaz is a Licensed Industrial Engineer from Universidad de Lima and a holds a master’s degree in business administration from Harvard Business School.

Zelma Acosta-Rubio Rodríguez, has served as Interbank’s General Counsel and Secretary of the Board of Directors since April 2007, and Vice President of Corporate and Legal Affairs since 2018. Mrs. Acosta-Rubio also serves as Chief Diversity Officer for Intercorp since 2018, as well as a director of several related companies of Interbank, including, La Fiduciaria S.A. (related under SBS rules) and Intertitulos S.A. Before joining Interbank, Mrs. Acosta-Rubio worked at Clifford Chance in London and Milbank, Tweed, Hadley & McCloy in New York. Mrs. Acosta-Rubio received a law degree from the Universidad Católica Andres Bello in Caracas, a master’s degree in comparative jurisprudence from New York University, a master’s degree in international banking law from Morin Center for Banking and Financial Law at Boston University and a master’s degree in business administration from the Management School at Universidad de Piura. Mrs. Acosta-Rubio is admitted to the New York State Bar.

Julio Del Valle Montero, has served as Interbank’s Human Resources Manager since January 2019. Mr. Del Valle joined Interbank in 2007 and since then has led teams related to Process Transformation, Procurement and Facility Management. Previously, he worked as Senior Manager at BNSF Railway in Texas, United States. Mr. Del Valle holds a bachelor’s degree in industrial engineering from St. Mary’s University and a master’s degree in business administration from SMU Cox School of Business.

Interseguro

Board of Directors

Interseguro’s board of directors for 2019 consists of eight principal members and one alternate member, three of whom are independent. The business address of Interseguro’s board of directors is Avenida Javier Prado Este No. 492, office No. 2601, San Isidro, Lima 27, Peru. The following table sets forth certain information about Interseguro’s directors as of the date of this Annual Report on Form 20-F.

Name	Position	Year of Birth	Year Appointed
Felipe Morris Guerinoni	Chairman	1953	1998
Juan Carlos Vallejo Blanco	Director	1964	2012
Carlos Tomás Rodríguez Pastor Persivale	Director	1959	1998
Ramón José Vicente Barúa Alzamora	Director	1946	2000
Raúl Musso Vento (1)	Director	1954	2000
Fernando Martín Zavala Lombardi	Director	1971	2019
Luis Felipe Castellanos López Torres	Director	1970	2019
Guillermo Martínez Barros (1)	Director	1958	2008
Carlos Saco Vértiz Tudela(1)(2)	Alternate Director for Mr. Guillermo Martínez Barros	1961	2013

(1)	Independent director pursuant to Peruvian regulations.
(2)	Carlos Saco Vértiz is an alternate director.

The following sets forth selected biographical information for each of the members of Interseguro’s board of directors.

Felipe Morris Guerinoni, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors”.

Juan Carlos Vallejo Blanco, has served as one of Interseguro’s directors since 2012. In addition, Mr. Vallejo is the General Manager and director of Supermercados Peruanos, and serves as a director of InRetail Pharma, Tiendas Peruanas, Homecenters Peruanos, Real Plaza, Quicorp, Mifarma S.A.C., Financiera OH! S.A. and Inmobiliaria Milenia S.A. Mr. Vallejo received a bachelor’s degree in industrial engineering from the Universidad de Chile and a master’s degree in business administration from INCAE Business School in Costa Rica.

Carlos Tomás Rodríguez Pastor Persivale, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors.”

Ramón José Vicente Barúa Alzamora, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Interbank–Board of Directors.”

Raul Musso Vento, has served as one of Interseguro’s directors since 2000 and is currently the Chief Executive Officer of Industrias Electro Químicas S.A. Mr. Musso served as a director of Urbi Mercados S.A. from 1999 to 2000, as the General Manager of LP Holding S.A. from 1998-1999 and as the Vice-President of Bankers Trust Company. Mr. Musso received a bachelor’s degree in Economics from the Universidad del Pacífico and a master’s degree in economics from the University of Pittsburgh.

Fernando Martín Zavala Lombardi, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors”.

Luis Felipe Castellanos López Torres, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Executive Officers”

Guillermo Martínez Barros, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors”.

Carlos Saco Vértiz Tudela, has served as an alternate director of Interseguro’s since 2004. Mr. Saco-Vértiz has also served as a director of Financiera OH! S.A., Tiendas Peruanas S.A., Supermercados Peruanos S.A. and Homecenters Peruanos S.A. Mr. Saco-Vértiz received a law degree from the Pontificia Universidad Católica del Perú and graduated from the Senior Management Program (PAD) of the Universidad de Piura.

Executive Officers

The business address of Interseguro’s executive officers is Avenida Javier Prado Este No. 492. office No. 2601, San Isidro, Lima 27, Peru. The following table sets forth certain information about Interseguro’s executive officers.

Name	Position	Year of Birth	Year Appointed
Gonzalo José Basadre Brazzini	Chief Executive Officer	1970	2012
Juan Carlos Motta Flores	Vice President, Operations	1963	2011
Elias Martin Hurtado Castillo	Chief Investment Officer	1974	2016
Patricia Maria Conterno Martinelli	Vice President, Mass Insurance, Digital and Analytics	1980	2018
Glauco Zamarim Variz	Vice President, Information Technology	1981	2019
Juan Pablo Segura Vegas	Vice President, Legal, Administration and Finance	1972	2019
Luciana Camila Olaechea Cadenillas	Vice President, Human Development	1977	2020

Gonzalo José Basadre Brazzini, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Executive Officers”.

Juan Carlos Motta Flores, serves as Interseguro’s Vice President of Operations and Actuarial Studies since 2011. Before joining Interseguro, was the Chief Executive Officer at Penta Seguros de Vida-Penta Hipotecario in Chile for 10 years, and previously as Technical Manager at Consorcio Nacional de Seguro, also in Chile. Mr. Motta holds a bachelor’s degree in economics and a master’s degree in economics from Universidad Católica de Chile.

Elias Martin Hurtado Castillo, serves as Interseguro’s Chief Investment Officer since 2016. Prior to joining Interseguro, Mr. Hurtado was a Partner at Capia Servicios Financieros, a local M&A Boutique. He also worked as a Manager – Real Estate Strategy at Urbanova Inmobiliaria (Grupo Breca). He has also served as a Partner in Banco Brasil Plural (Sao Paolo, Brasil) and as a Securities Analyst at Invesco’s Global Real Estate Securities Division (Dallas, Texas). Mr. Hurtado holds a bachelor’s degree in economics from Universidad de Lima and a master’s degree in business administration from University of Texas at Austin.

Patricia Maria Conterno Martinelli, has served as Interseguro’s Vice President since 2018. In the period from 2018 to 2019, Mrs. Conterno served as Vice President of Digital Development and Analytics, and since 2020 she assumes the leadership of Mass Insurance Management, becoming Vice President of Mass Insurance, Digital and Analytics. Previously, Mrs. Conterno served as Strategy and Digital Development Manager, Bancassurance Sales Manager, and Marketing and Commercial Development Manager. Before joining Interseguro, Mrs. Conterno served as Project Manager at Expedia and as Strategy Consultant at Bain & Company in London. She holds a bachelor’s degree in economics from the Universidad del Pacífico, and a master’s degree in business administration from the Wharton School of Business at the University of Pennsylvania.

Glauco Zamarim Variz, serves as Interseguro’s Vice President of Information Technology since 2019. Prior to joining Interseguro, he was the Chief Enterprise Architect at Pacífico Seguros. He also worked in Brazil as a consultant at Telefonica Brasil and Grupo Asegurador BB Mapfre in Brazil, as Project Coordinator, and Project and Services Manager at Santander Bank. Mr. Zamarim holds a bachelor’s degree in computer engineering from the Universidade Sant’Anna and a master’s degree in business management from the Fundação Getulio Vargas.

Juan Pablo Segura Vegas, serves as Interseguro’s Vice President of Legal, Administration and Finance since 2019. Previously, Mr. Segura served as Interseguro’s Vice President of Administration and Finance from 2016 to 2017. Prior to joining Interseguro, he was the Executive Director of Corporate Planning at Estee Lauder Companies in New York. He holds a bachelor’s degree in business management from the Florida International University and a master’s degree in business management from The University of North Carolina.

Luciana Camila Olaechea Cadenillas, serves as Interseguro’s Vice President since March 2020. Previously, Mrs. Olaechea served as Interseguro’s Human Development Manager from April 2019 to February 2020. Before joining Interseguro, she served as Manager of Consulting in Management and Human Development, Human Development Manager of Digital Transformation, and Human Development Manager for Retail Banking at Banco de Crédito del Perú, where remained for 11 years. Mrs. Olaechea holds a bachelor’s degree in psychology from the Universidad de Lima, and a master’s degree in human behavior from the Universidad de Ciencias Aplicadas.

Inteligo

Board of Directors

Inteligo’s board of directors consists of five members, none of whom are independent. The business address of Inteligo’s board of directors is Calle 50 con Elvira Méndez, Piso 48 (P.H. Tower Financial Center), Panama City, Panama. The following table sets forth certain information about Inteligo’s directors as of the date of this Annual Report on Form 20-F.

Name	Position	Year of Birth	Year Appointed
Roberto Hoyle McCallum	Chairman	1949	2014
Carlos Tomás Rodríguez Pastor Persivale	Vice President	1959	2007
Ramón José Vicente Barúa Alzamora	Treasurer	1946	2006
Fernando Zavala Lombardi	Secretary	1971	2019
Luis Felipe Castellanos	Director	1970	2019

The following sets forth selected biographical information for each of the members of Inteligo’s board of directors.

Roberto Hoyle McCallum, served as Chairman of Inteligo Group since February 2014. He also serves as Chairman of Inteligo Bank Ltd., Chairman of Instituto Cultural Peruano Norteamericano (ICPNA), Chairman of Corporación Infinito, Director of Inteligo Sociedad Agente de Bolsa S.A., Director of Bolsa de Valores de Lima, Director of inPeru, Director of Vida Peru, Director of Yatch Club Peruano, former director and member of the executive committee of Cámara de Comercio de Lima, former Chairman of the Bolsa de Valores de Lima, former Chairman of inPeru and former member of the Executive Committee of FIAB (Federación Iberoamericana de Bolsas). Mr. Hoyle has over 45 years of experience in international banking. He received a bachelor’s degree in business administration and completed the Management Executive Program and the executive master’s degree in business administration of the Universidad de Piura.

Carlos Tomás Rodríguez Pastor Persivale, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors”.

Ramón José Vicente Barúa Alzamora, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Interbank–Board of Directors”.

Fernando Zavala Lombardi, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors”.

Luis Felipe Castellanos, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—General–Executive Officers.”

Executive Officers

The business address of Inteligo’s executive officers is Calle 50 con Elvira Méndez, Piso 48 (P.H. Tower Financial Center), Panama City, Panama. The following table sets forth certain information about Inteligo’s executive officers.

Name	Position	Date of Birth	Year Appointed
Reynaldo Roisenvit Grancelli	Chief Executive Officer	1969	2014
Bruno Ferreccio Del Río	Deputy CEO	1976	2017
Victor Vinatea Cámere	Chief Operations Officer	1962	2017
Gianina Gotuzzo Oliva	General Counsel	1975	2016

Reynaldo Roisenvit Grancelli, has served as Inteligo Group’s Chief Executive Officer since February 2014. He also serves as Inteligo USA’s sole Director and Chief Executive Officer and Director of Inteligo Bank since 2003. Mr. Roisenvit is also director of the Lima Stock Exchange, member of the Investment Committee of Interseguro, member of Corporate Governance Committees of Inteligo Bank and Director of CAVALI. He previously served as Chief Executive Officer of Inteligo SAB, Deputy Chief Executive Officer of Inteligo SAB, Chief of Research of Interfip Bolsa, Chief Executive Officer of Interfip Bolsa, Products Manager of Private Banking at Interbank and Portfolio Manager of Global Investment Advisory Group at the Compass Group, in New York. Mr. Roisenvit received a bachelor’s degree in economics from the Universidad de Lima and a master’s degree in business administration from Columbia Business School.

Bruno Ferreccio Del Río, has served as Inteligo SAB’s Chief Executive Officer since July 2019. He also serves as Inteligo Bank’s Chief Executive Officer since May 2019. Previously, he served as Deputy Chief Executive Officer of Inteligo SAB since April 2017, and before that as Chief Commercial Officer since December 2015. In addition, he served as Inteligo’s Chief Financial Officer and as Inteligo SAB’s Financial Vice President since April 2014. Before joining Inteligo in June 2010 as Inteligo SAB’s Financial Manager and Chief of Products, Mr. Ferreccio was the Vice President of Futures and Derivates in Commodities at AAKOP LLC in New York, and Resident Engineer of HV S.A. CONTRATISTAS in Peru. He received a bachelor’s degree in civil engineering from the University of Texas, Austin, a master’s degree in business administration from the University of Michigan and completed the General Management Program at Harvard Business School.

Victor Vinatea Cámere, has served as Inteligo’s Chief Operations Officer since 2017. Mr. Vinatea has more than 30 years of banking experience. Before joining Inteligo, Mr. Vinatea held management positions in commercial and retail banking as well as in operations at different banking institutions in Peru. He has been director of La Fiduciaria and Intertítulos. Mr. Vinatea received a degree in business administration from ESAN and holds a master’s degree in business administration in Direction from INCAE and Universidad Adolfo Ibañez and has participated in international seminars related to banking at Harvard Business School.

Gianina Gotuzzo Oliva, has served as Inteligo’s General Counsel since 2016. She has also served as General Counsel of InRetail Perú Corp. and Legal Counsel of Intercorp Peru from 2010 to 2016. Mrs. Gotuzzo was previously a Senior Associate of Hernández & Cía. Mrs. Gotuzzo was a professor of corporate law at Pontificia Universidad Católica del Peru for seven years, where she received her law degree in 1999. Mrs. Gotuzzo holds an LL.M. from Cornell University and was admitted to the New York Bar in 2002.

Inteligo’s Chief Financial Officer resigned in December 2019. Currently, Inteligo does not have a Chief Financial Officer and Inteligo is in the process of evaluating candidates for this position.

B.	Compensation

Our articles of incorporation provide that our shareholders are responsible for determining the compensation to be paid to members of our board. Consistent with Peruvian law, we do not disclose to our shareholders, or otherwise make public, information regarding the compensation of our executive officers. For the year ended December 31, 2019, annual compensation to board members of IFS and subsidiaries totaled S/2,438,000. For the year ended December 31, 2019, the executive officers of IFS and subsidiaries received compensation from us and our subsidiaries of S/22,180,000.

For the year ended December 31, 2019, no amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and officers. None of our directors or any of the directors of our subsidiaries have entered into any service contracts with our company or our subsidiaries providing for benefits upon termination of their employment. As of the year ended December 31, 2019, we have not adopted any executive long-term incentive plan.

C.	Board Practices

Our board of directors and the board of directors at each of our subsidiaries (Interbank, Interseguro and Inteligo) is responsible for establishing an appropriate and integrated risk management system and for promoting an internal environment that facilitates the board of directors’ supervision and risk management control. The board of directors is continuously informed about the degree of exposure of the diverse risks managed by each subsidiary and inherent to their businesses.

The boards of directors of Interbank, Interseguro and Inteligo Bank have created several specialized committees to which they have delegated specific tasks in order to enhance risk management and internal control. We list below the main committees established by the boards of directors of our subsidiaries.

For more information on board practices, see “Item 6.A. Directors, Senior Management and Employees—Directors and Senior Management—General.”

Audit Committee

Our audit committee complies with the criteria set forth under our “Audit Committee Charter” (as amended from time to time) the rules of the NYSE and Rule 10A-3(b)(1) of the Exchange Act, each as applicable to foreign private issuers and taking into account applicable transition periods. Our audit committee consists of three directors, all of whom are financially literate and one of whom is a financial expert. Two of the audit committee members are independent. The current members of our audit committee are Fernando Martín Zavala Lombardi, Felipe Federico Roy Morris Guerinoni and Hugo Antonio Santa María Guzman.

Felipe Federico Roy Morris Guerinoni and Hugo Antonio Santa María Guzman are independent under Rule 10A-3 under the Exchange Act. Felipe Federico Roy Morris Guerinoni is a financial expert in accordance with NYSE rules. Our audit committee oversees our corporate accounting and financial reporting process. The audit committee is responsible for:

•	reviewing our financial statements;

•	evaluating our internal controls and procedures, and identifying deficiencies;

•	the appointment of our external auditors, determining their compensation, retention and oversight, and resolving any disagreement that may arise between management and our external auditors;

•	evaluating the Company’s compliance with the Board of Director’s internal regulation, as well as with general principles of corporate governance;

•

informing our board of directors regarding any issues that arise with respect to the quality or integrity of our financial statements, our compliance with legal or regulatory requirements, the performance and independence of the external auditors, or the performance of the internal audit function;

•

establishing procedures for the reception, retention and treatment of complaints regarding accounting, internal controls or other auditing matters, including the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	independently engaging its own counsel and any other advisers it deems necessary to fulfill its functions; and

•	establishing policies and procedures to pre-approve audit and permissible non-audit services.

Other Committees

Comprehensive Risk Management Committee and Risk Committee

At Interbank, the Integral Risk Management Committee is a corporate body created by resolution of the board of directors. It is responsible for approving the policies and organization of the comprehensive risk management system, as well as any amendments to said policies. The Integral Risk Management Committee defines the risk appetite and level of tolerance that each subsidiary is willing to take in its business and the actions needed to implement the required corrective measures necessary to maintain adequate levels of risk tolerance. The Integral Risk Management Committee is comprised of three members of the board of directors (all of whom are independent directors), the Chief Executive Officer and the Vice-Presidents. The committee reports monthly to the board of directors the main issues it has discussed and the agreements adopted in the previous meeting.

In the case of Inteligo Bank, the Integral Risk Management Committee is comprised of at least two members of the board of directors, one of which must be independent (as defined pursuant to the Bahamian regulation), the Chief Executive Officer, Finance Manager, Legal Manager and the Risk Officer. The Committee reports quarterly to the board of directors the main issues it has discussed and the agreements adopted in the previous meeting.

Instead of an Integral Risk Management Committee, Interseguro has a Risk Committee, which is a corporate body created by board of directors resolution responsible for defining risk limits for Interseguro’s business, approving risk policies and approving required corrective measures necessary to maintain adequate levels of risk tolerance. The Risk Committee is comprised of three board members and the Chief Executive Officer.

Assets and Liabilities Committee

The Assets and Liabilities Committee (the “ALCO”) is a corporate body created by resolution of the board of directors of Interbank and Inteligo. In the case of Interbank, the ALCO is comprised exclusively of officers.

At Interbank, the ALCO’s main purpose is to manage the structure of Interbank’s financial position considering its profitability and risk targets. The ALCO is also responsible for the proposition of new products or operations that contain components of market risk. Additionally, it serves as the communication channel with units that generate market risks. The ALCO meets monthly and is comprised of the Chief Executive Officer, the Vice Presidents of Risks, Channel of Distribution, Retail, Operations, Commercial, Finance and Capital Markets and the Manager of Treasury/Position Desk.

Inteligo Bank holds positions that are not actively traded, but are part of its assets and liabilities. These positions include a loan portfolio, customer deposits and bank loans. These positions are also exposed to interest rate risk, exchange rate risk and liquidity risk. The main purpose of the ALCO at Inteligo Bank is to manage its financial position, considering its profitability and risk targets. The ALCO meets quarterly and is comprised of at least two board members, one of whom must be independent (as defined pursuant to Bahamian regulations), the Chief Executive Officer, Finance Manager, Legal Manager and the Risk Officer.

At Interseguro, the functions of the ALCO committee are assumed by the Investment Committee.

Investment Committee

The Investment Committee is responsible for approving the limits of each security or real estate which could be included in Interseguro’s investment portfolio. This Committee is comprised of several members of the board, the Chief Executive Officer and the Vice President of Investments. The risk management unit manager also participates as an advisor.

Inteligo Bank created an Investment Committee in 2017. The Investment Committee is responsible for reviewing and approving the strategy of Inteligo Bank’s investment portfolio and approving new investment products. The Investment Committee meets quarterly and is comprised of one board member, the Chief Executive Officer, the Chief Financial Officer and the Risk Officer.

Internal Audit

At our segments level, the Internal Audit Division reports to the board of directors at each subsidiary. It supports the Company in meeting its objectives through the application of a systemic and disciplined approach to assess and enhance the efficiency of its governance processes, risk management and control processes.

D.	Employees

IFS

As of December 31, 2019, IFS had no employees. However, its operations are carried out by employees from its subsidiaries and affiliates.

Interbank

As of December 31, 2019, Interbank had 6,655 employees, 3,111 work in financial stores and 3,544 work at the headquarters and in operational centers of Interbank. Of the total employees, 3,713 are dedicated to sales force. We have been optimizing our distributional channels and have reduced full time employees at financial stores. Interbank’s employees are not unionized, are not a party to any collective bargaining agreement and since Interbank’s privatization in 1994, have never been involved in a strike or work stoppage.

Interseguro

As of December 31, 2019, Interseguro had a total of 662 employees, which included officers and administrative staff, as well as sales agents and representatives. Interseguro’s employees are not unionized, are not a party to any collective bargaining agreement and have never been involved in a strike or work stoppage.

Interseguro provides its employees with benefits that exceed the requirements of Peruvian labor laws, including school allowance, specialized training programs, general health base plan and oncology plan, each covered at 100%. Interseguro also provides wellness programs for its employees, as well as a full portfolio of development, family inclusion, and social programs.

Inteligo

As of December 31, 2019, Inteligo and its subsidiaries had 296 employees, which included officers and administrative staff, as well as commercial representatives. Inteligo’s senior management is located in Peru. Inteligo’s and its subsidiaries’ employees are not unionized, are not a party to any collective bargaining agreement and have never been involved in a strike or work stoppage.

E.	Share Ownership

Except as described under “Item 7. Major Shareholders and Related Party Transactions—Major shareholders”, none of our directors or senior management beneficially owns our common shares other than three directors and two senior executives of IFS, who own a 0.1% interest in IFS.

We do not have any arrangements for involving employees in our capital, including any arrangements that involve the issue or grant of options of our shares or securities.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Our only outstanding equity securities are our common shares. As of December 31, 2019, IFS had issued 115,447,705 common shares, of which 76,673,638 were registered in CAVALI and 38,774,067 were registered in DTC. As of December 31, 2019, 568,518 common shares registered in CAVALI were held by 29 U.S. citizens and/or residents in the United States.

The following table sets forth certain information regarding the ownership of outstanding shares as of April 21, 2020 for the following:

•	each person or entity who is known by us to own beneficially more than 5% of our outstanding shares capital or voting rights;

•	our directors and members of our executive management group, as a group.

	Common Shares Owned
Shareholders	Number of Shares	Percentage owned
Intercorp Perú Ltd. (1)(2)	81,532,547	70.6%
Other Directors and Officers(3)	146,610	0.1%
Float	33,768,548	29.3%
Total	115,447,705	100.0%

(1)

International Financial Holdings Group Inc. (“IFH”), representing 77.3% of the voting rights of Intercorp Peru and the right to appoint the majority of the members of the board of directors of Intercorp Peru, has entered into an irrevocable proxy agreement (the “Irrevocable Proxy Agreement”) appointing Carlos Tomás Rodriguez Pastor Persivale, George Pastor and Anne Marie See (the “Agents”) as its agents, acting by majority vote, with respect to any matters relating to IFH’s ownership interest in Intercorp Peru, including, among other matters, any Intercorp Peru’s shareholder votes that is, any votes by an Intercorp Peru Shareholder, which would include a vote by IFH as a shareholder of Intercorp Peru and separately, any decisions pertaining to the purchase or sale of shares in Intercorp Peru (and through Intercorp Peru, Intercorp Peru’s interest in IFS). The three Agents are siblings. The initial period of the Irrevocable Proxy Agreement is two years commencing June 2019 automatically renewable for six-month periods unless otherwise terminated upon 90 days’ notice. As a result, the three Agents are deemed to beneficially own all of Intercorp Peru’s beneficial ownership in IFS, as well as control Intercorp Peru and IFS.

(2)

IFH Capital Corp. and Intercorp Capital Investments Inc. are the record holders of 9,747,706 and 9,747,707 respectively of our common shares, or 8.44% each, and are both wholly-owned subsidiaries of Intercorp Peru and therefore Intercorp Peru beneficially owns their shares.

(3)	Excluding Carlos Tomás Rodriguez Pastor Persivale.

B.	Related Party Transactions

In the ordinary course of business, we and our subsidiaries, Interbank, Interseguro and Inteligo, engage in a variety of transactions among ourselves and with certain of our affiliates and related parties. All material transactions between us or our subsidiaries and our other affiliates or related parties are evaluated by our senior management and our board in accordance with specific regulations and internal rules applicable to all third-party transactions. These transactions are subject to prevailing market conditions and transfer pricing regulations.

Interbank extends loans to related parties, including its executive officers and directors and executive officers and directors of our affiliates, in accordance with Peruvian law and regulations established by the SBS. According to the SBS, loans to related parties cannot be made on more favorable terms than those offered to the public, with the exception of mortgage loans granted to workers for housing purposes. As a result, all related- party loans have been made in the ordinary course of business, on an arm’s-length basis and on substantially the same terms, including with respect to interest rates and collateral, as those prevailing at the time for comparable transactions offered to the public. In addition, related-party loans do not involve greater collection risk nor present other features unfavorable to Interbank as compared to loans offered to the public. Peruvian law and SBS regulations also set forth limitations on the amount of credit loans that may be extended to related parties based on Article 201 and Article 202 of the Peruvian Banking and Insurance Law. The law establishes that the total amount of loans to be extended to directors, employees and close relatives of any such persons may not exceed 7.0% of the bank’s regulatory capital. All loans extended to any director or employee of the company (including close relatives of such person) may not exceed 0.35% of the regulatory capital (i.e., 5.0% of the overall 7.0% limit discussed above).

In addition, under Article 202 of the Peruvian Banking and Insurance Law, no loans extended to related parties or affiliates may exceed 30.0% of a bank’s regulatory capital. Under these laws, related-party borrowers include any corporation holding, directly or indirectly, 4.0% or more of a bank’s shares, such bank’s directors, certain of its principal executive officers or other persons affiliated with such bank’s management or any individual or entity that is deemed to have a significant influence in its operations.

Peruvian regulations also set forth limits on the investments of insurance companies. Pursuant to SBS regulations, the aggregate amount of investments that Interseguro may have with any member of its economic group cannot exceed 7.0% of its technical obligations, being that any excess will be considered as non-eligible investment.

Furthermore, under Peruvian law, board members and executive officers of Interbank and Interseguro, may not (i) receive loans (in money or goods) from the company unless approved by the board of directors, (ii) use for their own benefit, the company’s assets, services or credits unless approved by the board of directors, (iii) disclose or use, inappropriately, for their own benefit, privileged information, and (iv) participate in any corporate decision that presents a conflict of interest with the company. In all cases, the execution of agreements that involve at least 5.0% of the assets of the company with persons or entities related to directors, managers or shareholders that own, directly or indirectly, more than 10.0% of the share capital requires the prior authorization of the board of directors (with no participation of the director(s) involved in the transaction, if any). In addition, the execution of agreements with a party controlled by the company’s controlling shareholder requires the prior authorization of the board of directors and an evaluation of the terms of the transaction by an external independent company (audit companies or other evaluator to be determined by the SMV).

During 2017, 2018 and 2019, IFS’s directors, officers and key management had been involved, directly and indirectly, in credit transactions with certain subsidiaries of IFS, as permitted by applicable Peruvian laws and regulations that regulate and limit certain transactions with employees, directors and officers of financial entities. As of December 31, 2019, 2018 and 2017, direct loans by IFS or its subsidiaries to employees, directors, officers, and key management of IFS and its subsidiaries amounted to S/231.5 million, S/223.4 million, S/183.6 million, respectively. These loans are current and accrue interest at market rates. Payment dates vary, and may be monthly, quarterly, or at maturity. See “Item 4. Information on the Company—Business Overview—Regulation and Supervision” for information on the regulation of IFS and its subsidiaries and on the protection of deposits.

Inteligo Bank is operating pursuant to its original license, with a related party exposure of up to 25% of its capital.

For additional information about loans, including tabular disclosure, to, and certain other transactions with, related parties and affiliates including directors and officers, see Note 27 to our audited annual consolidated financial statements.

In the normal course of our operations, related party transactions are evaluated in accordance with Peruvian banking and securities regulations, as described in this section. These transactions are subject to prevailing market conditions and transfer pricing regulations. We and our subsidiaries have a number of such transactions with our parent company, subsidiaries of our parent company, affiliates pursuant to the criteria of the SBS and other related parties. See “Presentation of financial and other information” for a brief description of a number of these parties. For additional information including tabular disclosure, about loans, to, and certain other transactions with, related parties and affiliates including directors and officers, see Note 27 to our audited annual consolidated financial statements.

IFS

Bonds in InRetail Shopping Malls.

Since September 20, 2019, IFS holds S/ 39,000,000 in bonds of InRetail Shopping Malls. The annual interest rate for these bonds is 7.88% and they mature on July 20, 2034.

Investment in InRetail Perú Corp.

Since 2012, IFS held 2,396,920 shares from InRetail Perú Corp., a subsidiary of Intercorp, valued at U.S.$36.00 per share, as of December 31, 2019, which had an aggregate value of U.S.$86,289,120 million.

Interbank

Lease Agreements between Interbank and Supermercados Peruanos, S.A. (“Supermercados Peruanos”)

In December 2003, Interbank and Supermercados Peruanos, a subsidiary of Intercorp, entered into a master area assignment agreement, as amended, pursuant to which Supermercados Peruanos agreed to grant a lease for 1,000 square meters of floor space in favor of Interbank, at U.S.$80.00 plus taxes per square meter per month for the first five years (2004-2009); U.S.$ 92.00 plus taxes for the following five years (2009-2014); and U.S.$113.3 plus taxes, for the last five years (2014-2019) of the term of the agreement. The agreement expires on October 1, 2019. Under the terms of the agreement, the Supermercados Peruanos granted to Interbank, for a term of 15 years, the right to use an area in its supermarkets for the operation of its stores. Interbank made an advanced payment of U.S.$8 million to be applied to the monthly rental payments, and a security deposit of U.S.$2 million also to be applied, among others, as warranty of the payment of the monthly consideration.

In September 2009, Interbank and Supermercados Peruanos entered into a second amendment to the agreement, pursuant to which Supermercados Peruanos agreed to grant a lease 1,038 square meters of additional floor space, corresponding to areas in new supermarkets, at U.S.$80 per square meter per month in favor of Interbank, plus taxes. Interbank made an advanced payment of U.S.$6.0 million, to be applied to the first 80 monthly rental payments.

Loan Agreement between Interbank and GTP Inversionistas S.A.C.

In May 2017, Interbank and GTP Inversionistas S.A.C. an affiliate, pursuant to the criteria of the SBS, entered into a loan agreement under which Interbank disbursed to the latter U.S.$32.6 million for the indirect acquisition of 24.95% of the capital stock of Universidad Tecnológica del Perú S.A.C. (“UTP”). The loan was granted for a term of five years to be repaid in five annual payments with an effective annual interest rate of 7.875%. The collateral granted consisted on a pledge agreement of 24.95% of the capital stock of UTP. As of December 31, 2019, the total outstanding debt under such loan agreements amounts to U.S.$ 30.2 million.

Lease Agreements with Supermercados Peruanos

Interbank and Supermercados Peruanos, a subsidiary of Intercorp, have entered into several lease agreements whereby Interbank leased real estate property, machinery and equipment to Supermercados Peruanos. These lease agreements are amended from time to time, most recently in October 2019. As of December 31, 2019, the outstanding debt under such lease agreements amounts to S/101.9 million.

Loan Agreement with Supermercados Peruanos

On September 27, 2018, Interbank and Supermercados Peruanos entered into a medium-term loan agreement under which Interbank granted a loan for up to S/95 million to be paid in 28 installments at a monthly interest rate of 5.85%. In October 2019, the loan agreement was amended. As of December 31, 2019, the outstanding debt under such loan agreement amounts to S/198 million.

Lease Agreements with Homecenters Peruanos (“HPSA”)

Interbank and HPSA, a subsidiary of Intercorp, have entered into several lease agreements whereby Interbank leased machinery and equipment to HPSA. As of December 31, 2019, the total outstanding debt under such lease agreements amounts to S/60 million.

Loan Agreements with HPSA

In November, 2019, Interbank and HPSA, a subsidiary of Intercorp, entered into a term loan agreement for S/25 million at annual interest rate of 5.30%. As of December 31, 2019, the loan had been fully disburded and the total outstanding debt under such loan agreement amounts to S/25 million.

Loan Agreement with InRetail Pharma

Interbank and InRetail Pharma, a subsidiary of Intercorp, have entered into a syndicated secured loan agreement for up to S/161.9 million due on April 2025. The collateral granted consisted on mortgage over real estate properties and guarantees (fianzas solidarias) granted by several of its subsidiaries. As of December 31, 2019, the total outstanding debt under such loan agreement amounts to S/127.2 million at an interest rate of 4.7%.

Credit facilities with San Miguel Industrias PET S.A.

Interbank and San Miguel Industrias Pet S.A. an affiliate, pursuant to the criteria of the SBS, have entered into several credit facilities (i) a secured term loan for up to S/9.9 million at an interest rate of 5.44% due in September 2021 and (ii) two trade loans for U.S.$4.5 million at an interest rate of 4.25% due in May 2020 and a trade loan for U.S.$2 million at an interest rate of 4.2% due in February 2020. As of December 2019, the total outstanding debt under such financial agreements amounts to U.S.$9.4 million. The collateral granted for the secured term loan consisted on a mortgage over real estate properties.

Loan Agreement with UTP

In September 2018, Interbank and UTP, a subsidiary of Intercorp, entered into a loan agreement under which Interbank disbursed to the latter S/80 million at an interest rate of 6.9%. The loan was granted for a term of seven years, which included two years of grace period. The collateral granted consisted on mortgage over real estate properties and assignment of surface rights. As of December 31, 2019, the total outstanding debt amounts to S/80 million and only interest payments are being made. In December 2019, Interbank and UTP also entered into a trade loan for S/55 million due in April 2020.

Interseguro

Agreements with Colegios Peruanos S.A. (“CPSA”)

In September 2016, Interseguro and CPSA, a subsidiary of Intercorp, signed a usufruct agreement for a period of 20 years, according to which Interseguro granted in usufruct the property located in Trujillo, Peru in favor of CPSA, in order for CPSA to operate a school under the commercial name of “Innova School”. Interseguro will construct the building in four stages; each stage will be carried out of a period of one year. The first stage was completed in April 2017. Currently, CPSA pays Interseguro a monthly rent which amounts to S/115,385 before taxes, adjusted annually by 3% plus 9.1% on the total investment accumulated on the date incurred by Interseguro on the property.

In October 2017, Interseguro and CPSA signed a usufruct agreement for a period of 25 years, according to which Interseguro leased the property located in Cusco, Peru, in order to operate a school under the commercial name of “Innova School”. Interseguro constructed the building, which was completed in January 2018. In April 2018, CPSA began paying Interseguro a monthly rent. The current rent amounts to S/200,374 before taxes, adjusted annually by 3% plus 9.3% on the total investment accumulated on the date incurred by Interseguro on the property.

In June 2008, Interseguro bought a certificate of participation in the trust Patrimonio en Fideicomiso D.S 093-2002-EF Interproperties Perú (“Interproperties”), which is managed by Internacional de Titulos Sociedad Titulizadora S.A. (“Intertitulos”), corresponding a real estate project that was developed in a property located in Ate, Lima, Peru. Also, in October 2012, Interproperties and CPSA signed a surface right agreement, according to which Interproperties granted this property in surface right, in order to operate a school under the commercial name of “Innova Schools”. At the day, Interseguro owns a S/2,608,439 certificate of participation in the property.

Agreements with HPSA

In November 2012, HPSA, a subsidiary of Intercorp, and Hebraica Asociación Cultural Deportiva y Social (“Hebraica”) signed a surface right agreement according to which Hebraica granted a surface right in favor of HPSA over the commercial space located in Ate, Lima. In October 2015, HPSA assigned its contractual position to Interseguro. In April 2016, Interseguro and HPSA entered into a 30-year usufruct agreement, according to which HPSA was granted in usufruct the property, in order to operate a home improvement store under the commercial name of “Promart”. The monthly lease payment under agreement since January 2017, is comprised of a payment of S/164,744 before taxes, adjusted annually by 3%, and the payment made by Interseguro to Hebraica for the surface right agreement that both parties signed in October 2015. The current monthly rent amounts to S/ 187,842.

In July 2017, HPSA and Interseguro signed a surface right agreement according to which HPSA granted a surface right in favor of Interseguro over the commercial space located in Ica, Perú. In addition, in July 2017, Interseguro and HPSA signed a usufruct agreement for a period of 30 years, according to which Interseguro granted in usufruct the property located in Ica, Perú, in order to operate a home improvement store under the commercial name of “Promart”. Interseguro constructed the building, and works finished in December 2018. Currently, Homecenters Peruanos pays Interseguro monthly rent equivalent to (i) 9.4% of the total investment accumulated on the date incurred by Interseguro on the property before taxes which is adjusted annually by 3%, and (ii) S/98,889 plus corresponding VAT, adjusted annually by 3%. The current monthly rent amounts to S/237,944.

In October 2015, Interseguro contributed in trust the property located in Talara, Piura, Peru in favor of Interproperties, which is managed by Intertitulos. Accordingly, Intertitulos issued in favor of Interseguro a certificate of participation representing 100% of the property ownership. In addition, in October 2015, Interproperties Perú and HPSA signed a usufruct agreement for a period of 30 years, according to which Interproperties granted in usufruct this property, in order to operate a home improvement store under the commercial name of “Promart”. As of December 31, 2019, Interseguro owns a S/53,389,094 certificate of participation in the property.

Agreements with UTP

In June 2018, Interseguro and UTP signed a usufruct agreement for a period of 30 years, according to which Interseguro granted in usufruct to UTP the property located in Ate, Lima, Peru, for it to operate a university campus under the commercial name of “UTP”. The annual rent is equivalent to (i) 8.5% of the total investment before taxes which is adjusted annually according to CPI variation. This annual rent will be paid to Interseguro in four quarterly installments. The current quarterly rent amounts to S/ 1,567,310.

In November 2019, Interseguro and UTP signed a usufruct agreement for a period of 30 years, according to which Interseguro granted in usufruct to UTP the property located in Nuevo Chimbote, Ancash, Peru, for it to operate a university campus under the commercial name of “UTP”. Interseguro is currently constructing the building, which is expected to be completed during the last quarter of 2020. UTP agreed to pay to Interseguro a quarterly rent ascending to S/950,393 before taxes, adjusted annually according to CPI variation.

Lease with Asociación Civil CRPM (“CRPM”)

In September 2018, Interseguro and CRPM, signed a lease agreement for a period of 10 years, according to which Interseguro leased to CRPM the property located in San Isidro, Lima, Peru, for it to operate an office under the commercial name of “ACCRPM”. In December 2018, CRPM began paying Interseguro a monthly rent. The current monthly rent amounts to U.S.$15,769 before taxes, adjusted annually according to CPI variation.

Agreements with Supermercados Peruanos

In October 2015, Interseguro contributed in trust the property located in Talara, Piura, Peru in favor of Interproperties, which is managed by Intertitulos. Accordingly, Intertitulos issued in favor of Interseguro a certificate of participation representing 100% of the property ownership. In addition, in January 2016, Interproperties and Supermercados Peruanos signed a usufruct agreement for a period of 30 years, according to which Interproperties granted in usufruct to Supermercados Peruanos this property, for it to operate a home improvement store under the commercial name of “Plaza Vea”. As of December 31, 2019, Interseguro owns a S/53,389,094 certificate of participation in the property.

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 17. Financial Statements.”

Legal Proceedings

We are not involved in any legal or arbitration proceedings which could have a material adverse effect on our financial position.

Interbank is involved in a number of legal proceedings in the ordinary course of its banking activities. Interbank is also a party to a number of legal proceedings related to labor disputes with former employees and tax disputes with the tax authority.

Interseguro is routinely involved in legal or arbitration proceedings with respect to liabilities that are the subject of policy claims. These liabilities are taken into account in setting Interseguro’s technical reserves.

Inteligo Bank is involved in legal proceedings in the ordinary course of its banking operations. Inteligo Bank has been named as a defendant in the following litigation matters:

•	A lawsuit filed on September 2, 2010 by the liquidators of Fairfield Sentry Limited (“Fairfield”).

•	A lawsuit filed on October 6, 2011 by Irving Picard, the Trustee for Bernard L. Madoff Investment Securities LLC (“BLMIS”).

These lawsuits seek the return of approximately U.S.$11 million in redemption payments received by Inteligo Bank in connection with investments in Fairfield, a BLMIS feeder fund.

On March 6, 2017, the U.S. Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) dismissed the lawsuit filed by Irving Picard. On February 25, 2019 the U.S. Court of Appeals for the Second Circuit (the “Second Circuit”) issued a decision reversing that dismissal. On May 2, 2019, the Second Circuit granted a motion filed by defendants, including Inteligo Bank, to stay issuance of its mandate in the appeal pending the U.S. Supreme Court’s decision on the defendants’ petition for certiorari. On August 30, 2019, Inteligo Bank, together with other defendants, filed a joint petition for certiorari, seeking U.S. Supreme Court review of the Second Circuit’s decision. The petition for certiorari was fully briefed. On December 9, 2019 the Supreme Court issued an order inviting the Solicitor General to file a brief expressing the views of the United States on defendants’ petition for certiorari. On April 10, 2020, the Solicitor General filed a brief with the Supreme Court opposing defendants’ petition for certiorari.

A motion to dismiss the Fairfield liquidators’ lawsuit was filed on January 13, 2017. On December 6, 2018, the Bankruptcy Court granted the motion to dismiss with some specific exceptions, resulting in the dismissal of most of the liquidators’ claims against Inteligo Bank. On April 2, 2019, the Bankruptcy Court issued an order that dismissed most of the Fairfield liquidator’s claims against Inteligo Bank and established a briefing schedule for subsequent motion to dismiss briefing that will address whether the liquidators’ remaining claims should also be dismissed. On May 2, 2019, the liquidators filed a notice of appeal with the Bankruptcy Court, reflecting their intention to appeal the Bankruptcy Court’s dismissal of certain claims. On May 2, 2019, the liquidator filed a notice of appeal in this action reflecting their intention to appeal the Bankruptcy Court’s partial dismissal to the United States District Court for the Southern District of New York. The liquidators filed equivalent notices of appeal in the many other actions in which claims had been dismissed pursuant to the December 6, 2018 decision. The liquidators filed their opening brief in that appeal on December 10, 2019. On March 16, 2020, Inteligo Bank, together with other defendants, filed a joint opposition brief in the appeal.

Dividends and Dividends Policy

We are a holding company and, as such, our ability to pay dividends is subject to the ability of our subsidiaries to pay dividends to us.

Our annual dividend is proposed by our board of directors and approved at our annual ordinary meeting of shareholders, in accordance with our dividend policy which for year 2019 consists of distributing to shareholders at least 20% of any profit earned for the relevant year. Dividends are paid to shareholders who held common shares as of the record date preceding the date set for payment of the dividend. The shares go ex-dividend two business days prior to the record date. Dividends are declared and paid in U.S. dollars.

IFS’ dividends for the fiscal years ended December 31, 2019, 2018, and 2017 were U.S.$202 million (S/ 698.2 million), U.S.$197.2 million (S/ 654.5 million) and U.S.$157.7 million (S/ 510.7 million), and will be or were paid in May of 2020, 2019, and 2018, respectively. Dividend per share amounted to U.S.$1.75, U.S.$1.75, and U.S.$1.40 for fiscal years 2019, 2018 and 2017, respectively.

Interbank

Interbank’s dividends are proposed annually by its board of directors and are subject to approval by the general shareholders’ meeting of Interbank. Current dividend policy establishes that Interbank will pay dividends of at least 20% of its net profits in 2019, 2020 and 2021. Dividend distributions depend on several factors, including (1) approval by Interbank’s shareholders of the proposal to distribute dividends, (2) Interbank’s earnings, (3) Interbank’s capital expenditure program, (4) capital and legal reserve requirements, and (5) prevailing market conditions. For the fiscal year ended 2019, Interbank declared and will distribute as dividends approximately 28%, of its distributable income (net income minus the required legal reserves which may be up to 10% of net profit). For the fiscal years ended 2018, 2017, 2016, Interbank declared and distributed as dividends approximately 50%, of its distributable income (net income minus the required legal reserves which may be up to 10% of net profit).

Dividends are declared based on Interbank’s financial statements prepared under SBS GAAP. The following table shows Interbank’s distribution of net profit for the three fiscal years ended December 31, 2019, 2018 and 2017 under SBS GAAP.

	For the fiscal years ended December 31,
	2019	2018	2017
	(S/ in millions)
Net profit	1,221.5	1,040.1	902.0
Reserves	120.9	103.8	90.2
Capitalized earnings	785.9	467.0	405.9
Dividends	302.3	467.0	405.9

Interseguro

Interseguro’s dividends are proposed annually by its board of directors and are subject to approval by the general shareholders’ meeting. Current dividend policy establishes that Interseguro will pay as dividends at least 30% of its net profits attained in any given year. Dividend distributions depend on several factors, including (1) approval by Interseguro’s shareholders of the proposal to distribute dividends, (2) Interseguro’s earnings, (3) Interseguro’s capital expenditure program, (4) capital and legal reserve requirements, and (5) prevailing market conditions.

The following table shows Interseguro’s distribution of net profit for the three fiscal years ended December 31, 2019, 2018 and 2017 under SBS GAAP.

	For the fiscal years ended December 31,
	2019	2018	2017
	(S/ in millions)
Net profit	435.9	361.1	103.7
Reserves	—	100.0	16.3
Capitalized earnings(1)	—	—	63.5
Dividends	200.0	245.0	100.0

(1)	Includes capitalization of earnings net of accumulated losses.

Inteligo

Inteligo Bank’s dividends are proposed annually by its board of directors and are subject to approval by the general shareholders’ meeting. Dividend distributions depend on several factors, including (1) approval by Inteligo’s shareholders of the proposal to distribute dividends, (2) Inteligo Bank’s earnings, (3) Inteligo Bank’s capital expenditure program, and (4) prevailing market conditions.

The following table shows Inteligo Bank’s distribution of net profit and dividends for the three fiscal years ended December 31, 2019, 2018 and 2017 under IFRS.

	For the fiscal years ended December 31,
	2019	2018	2017
	(S/ in millions)
Net profit	193.9	184.7	189.6
Dividends	99.4	134.9	150.7

For additional information regarding risks that could materially adversely affect our ability to pay dividends, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—We are a holding company, and all of our operations are conducted by our subsidiaries. Our ability to pay dividends to holders of our common shares will depend on the ability of our subsidiaries to pay dividends to us”.

For additional information regarding taxation of dividends, see “Item 10. Additional Information—Taxation—Peruvian Tax Considerations” and “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations—Distributions”.

B.	Significant Changes

No significant changes in our financial condition have occurred since the date of the most recent audited consolidated financial statements included in this Annual Report on Form 20-F.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our Shares

Our common shares are registered in the Public Registry of Securities held with the SMV and are listed on the Lima Stock Exchange and on the NYSE under the symbol “IFS”.

B.	Plan of Distribution

Not Applicable.

C.	Markets

Trading in the Peruvian Securities Market

Lima Stock Exchange

As of December 31, 2019, there were 260 companies listed on the Lima Stock Exchange. Established in 1970, the Lima Stock Exchange is Peru’s only securities exchange.

Trading on the Lima Stock Exchange is primarily done on an electronic trading system that became operational in August 1995. From the first Sunday of November through the second Sunday of March of each year, trading hours are Monday through Friday (except holidays) as follows: 9:00 a.m.–9:30 a.m. (pre-market ordering); 9:30 a.m.–3:52 p.m. (trading); 3:52 p.m.–4:00 p.m. (after-market sales); and 4:02 p.m.–4:10 p.m. (after-market trading). At all other times, trading hours are from Monday to Friday (except holidays) as follows: 8:20 a.m.-8:30 a.m. (pre-market ordering); 8:30 a.m.–2:52 p.m. (trading); 2:52 p.m.–3:00 p.m. (after-market sales); and 3:02 p.m.–3:10 p.m. (after-market trading).

Substantially all of the transactions on the Lima Stock Exchange are traded on the electronic system. Transactions during the electronic sessions are executed through brokerage firms and stock brokers on behalf of their clients. Brokers submit orders in the order in which they are received. The orders must specify the type of security as well as the amount and price of the proposed sale or purchase. In order to control price volatility, the Lima Stock Exchange imposes a 15-minute suspension on trading when the price of a security varies on a single day by more than 15% for Peruvian companies and 30% for non-Peruvian companies.

Certain information regarding trading on the Lima Stock Exchange is set forth in the table below:

	(S/ in millions)
	2015	2016	2017	2018	2019
Market capitalization (1)	309,004	416,167	526,354	479,301	537,308
Volume	11,063	15,307	29,123	20,208	18,127
Average daily trading volume	45	62	117	81	72

Source:   Bolsa de Valores de Lima Annual Reports.

(1)	End-of-period figures for trading on the Lima Stock Exchange.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

As of December 31, 2019, our authorized capital consists of 150,000,000 common shares, and our issued capital stock consists of 115,447,705 outstanding common shares, with no par value. All of our common shares are fully paid and non-assessable. Non-residents of Panama may hold and vote shares.

B.	Memorandum and Articles of Association

The following summary provides material information concerning our common shares and briefly describes significant provisions of our pacto social (articles of incorporation) and Panama corporate law.

Dividend and Liquidation Rights

Payment of dividends is proposed by our board of directors and authorized by our shareholders at a general meeting of the shareholders. According to Panama’s Corporation Law (Law 32 of 1927), dividends may be paid to our shareholders from the net earnings or profits of the company or from the surplus of its assets over its liabilities, but not otherwise. In accordance with Article 37 of Panama’s Corporation Law, we may declare and may pay out dividends on the basis of the amount actually paid on partially paid shares of stock. Since we are not subject to payment of Panamanian income tax, dividends payable by us are not subject to a Panamanian income or dividend tax nor to any Panamanian withholding tax. See “Item 10. Additional Information—Taxation—Panamanian Taxation”.

Upon our liquidation, our shareholders would be entitled to receive proportionately any assets remaining after payment of our debt, taxes and liquidation expenses.

Shareholders’ Meetings and Voting Rights

Pursuant to Panamanian corporate law, general meetings of shareholders, whether ordinary or extraordinary, shall be held in the Republic of Panama, unless the articles of incorporation or bylaws of the corporation shall provide for such meetings to be held elsewhere.

Our articles of incorporation provide that general meetings of shareholders, whether ordinary or extraordinary, may be held in any place or country. Meetings of shareholders shall be held at such dates and in such places as our board of directors shall determine. However, the general shareholders’ meeting must be held on an annual basis during the four months following the closing of the Company’s fiscal year. Extraordinary meetings may be called by the board of directors or by the president, whenever they deem convenient. Furthermore, an extraordinary general meeting of shareholders must be called by the board of directors or the president whenever so requested in writing by one or more shareholders representing at least 20% of all our shares issued and outstanding. Pursuant to Article 420 of the Commercial Code (Código de Comercio) of Panama, one or more shareholders whose shares represent at least one twentieth of the share capital, if the Articles of Incorporation or the Statutes (Estatutos) do not grant this right to shareholders with less representation, can request a judicial call for a shareholders’ meeting.

Only such matters that have been included in the notice of meeting may be dealt with at the extraordinary general meeting of shareholders.

Notice of any general meeting of shareholders, whether ordinary or extraordinary, shall be given at least five days and not more than 60 days prior to the date of the meeting by publishing the notice once in a newspaper of general circulation in the city of Panama, Republic of Panama.

Action is taken at ordinary meetings on the following matters: the approval of the management carried out by our directors, the approval of the annual accounts from the previous fiscal year, the application of the previous fiscal year’s income or loss, the election of the members of our board of directors and the determination of their remuneration, the election of the president of the Company, the designation of our external auditors or their appointment by our board of directors, when necessary, and any other matter within the powers of the shareholders as set forth in our articles of incorporation as included in the agenda approved by the board of directors for each shareholders meeting.

Action is taken at extraordinary meetings on the following matters: the removal of members of the Board of Directors and the appointment of their replacements, the amendment of the by-laws, the increase or reduction of share capital, the issuance of obligations, the agreement on the disposal, in a single act, of assets which accounting value exceeds 50% of the registered share capital of the company, the arrangement of investigations and special audits, the agreement on the transformation, merger, division, reorganization or dissolution of the company, as well as its liquidation, or any other matter within the powers of the shareholders specified in the agenda.

Our articles of incorporation further provide that shares have the same rights and privileges and, except for the provisions regarding the election of directors, in which the articles of incorporation provides for cumulative voting, each shall have one vote. Only holders of common shares are entitled to attend general meetings of shareholders.

The shareholders may be counted as present and may vote at any meeting either by way of their legal representatives or by way of proxies appointed by public or private document, with or without the power of substitution.

Our articles of incorporation provide that, on the first call of any ordinary or extraordinary general shareholders’ meeting, the presence in person or by proxy of shareholders representing at least one-half plus one of the shares issued and outstanding will constitute a quorum. If on the first call a quorum is not present, the meeting can be reconvened through a second call, at which meeting a quorum shall be obtained with the number of shareholders present or represented therein.

All resolutions of a general meeting of shareholders shall be adopted by the affirmative vote of a shareholder or shareholders representing one-half plus one of the shares present, except those enumerated hereunder, for which the affirmative vote of one-half plus one of the shares issued and outstanding shall be necessary: (a) to amend the articles of incorporation; (b) to issue obligations for more than 50% of the registered capital of the Company; (c) to encumber or pledge the property of the Company to secure obligations of others for an amount exceeding 50% of the registered capital of the Company as the same has been determined by the external auditors of the company; (d) to approve mergers with other corporations; (e) to dissolve or liquidate the company or spin-off assets; and (f) to remove the directors of the Company from office.

In the election of members of the board of directors, each shareholder shall be entitled to cast a number of votes equal to the number of shares held by or for him, multiplied by the number of directors to be elected, it being understood that such shareholder may cast all his/her votes for a single candidate, or distribute them among the total number of directors to be elected or among two or more thereof, as he/she may deem appropriate.

According to provisions of Panama corporate law, a resolution passed in a shareholders’ meeting is binding on all shareholders, but in no case can a vote of the majority deprive the shareholders of vested rights or impose upon them a resolution of any kind inconsistent with the corporation’s constitutive documents, except as provided by law. Any shareholder shall be entitled to protest against resolutions passed in a general meeting of shareholders in violation of the law, the articles of incorporation or the bylaws, and may sue in a competent court to have the same annulled. Within a peremptory 30 days, if requested by the plaintiff, and should the court deem the matter urgent, a judge may stay the execution of the resolution until the petition has been adjudged. Such a stay of execution shall not be ordered if the shareholder upon suing does so by ordinary proceedings.

Shareholder Suits

Under Panama corporate law, directors shall not be personally liable for the obligations of the company, but they shall be individually or severally liable, as the case may be, to the company and to third parties for the effectiveness of payments, which appear as having been made by the shareholders, the existence of the dividends declared, the sound management of the company’s accounting and, in general, for the wrongful execution or poor performance of their mandate or the violation of laws, the articles of incorporation, the by-laws or resolutions of the general shareholders’ meeting. Such directors as may have protested within proper time against the resolutions of the majority, or those who have not been present at the meeting with justifiable cause, shall be exempt from liability.

Our articles of incorporation state that we shall indemnify and hold our directors and officers harmless with respect to any action, judicial expense, loss, damage or cost which they may incur or suffer as a consequence of acts or omissions in the performance of their duties, and neither of them will be liable for any acts, omissions, or negligence of the other directors and/or officers, except in the case of the gross negligence or inexcusable wrongdoing by the director or officer.

Registration and Transfers

Our shares are indivisible. Joint holders of one share must designate a single person to exercise their shareholders’ rights, but they are jointly and severally liable to us for all the obligations flowing from their status as shareholders, such as the payment of any pending capital calls.

Shares shall be transferable on the books of the corporation but in no case shall the transfer of stock be binding on the corporation unless it shall have been registered in the corporation’s books.

If a shareholder is indebted to the Company, its right to transfer such shares may be limited until such indebtedness is paid. But in all cases the transferor and the transferee shall be jointly liable for the payment of the amounts owed to the company by virtue of the shares so transferred.

Restrictions on Foreign Investment

Panama does not restrict foreign currency movements and foreign investments. Foreign investors may freely invest in shares of Panamanian companies as well as transfer invested capital, capital gains and dividends out of Panama without limitation (subject to applicable taxes).

Preemptive Rights and Increase of Share Capital

Our articles of incorporation state that our shareholders do not have a preferential right to subscribe shares issued pursuant to a capital increase, nor do they have a first option or preferential right to purchase or acquire shares that any of our other shareholders may wish to sell or otherwise dispose of.

Reporting Requirements

Since our shares are not registered with the Panamanian SMV or listed on the Panamanian stock exchange, agreements adopted with respect to the acquisition or disposition of our shares do not need to be reported to any Panamanian regulatory agency, provided that such transfers are not made in violation of Panama’s securities laws and regulations.

C.	Material Contracts

The following is a brief summary of our current material contracts. A copy of each of these contracts has been included as exhibit hereto. See “Item 9. Exhibits.”

Irrevocable Proxy Agreement

On June 12, 2019, International Financial Holdings Group Inc. (“IFH”), representing 77.3% of the voting rights of Intercorp Peru and the right to appoint the majority of the members of the board of directors of Intercorp Peru, entered into an irrevocable proxy agreement (the “Irrevocable Proxy Agreement”) appointing Carlos Tomás Rodriguez Pastor Persivale, George Pastor and Anne Marie See (the “Agents”) as its agents, acting by majority vote, with respect to any matters relating to IFH’s ownership interest in Intercorp Peru, including, among other matters, any Intercorp Peru’s shareholder votes that is, any votes by an Intercorp Peru Shareholder, which would include a vote by IFH as a shareholder of Intercorp Peru and separately, any decisions pertaining to the purchase or sale of shares in Intercorp Peru (and through Intercorp Peru, Intercorp Peru’s interest in IFS). The three Agents are siblings. The initial period of the Irrevocable Proxy Agreement is two years commencing in June 2019, automatically renewable for six month periods unless otherwise terminated upon 90 days’ notice. “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

IFS Indenture

On October 19, 2017 we entered into an indenture among us, The Bank of New York Mellon, as trustee, and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Luxembourg transfer and paying agent in connection with the issuance of U.S.$300,000,000 aggregate principal amount of 4.125% senior notes due 2027. The use of proceeds was to fund the acquisition of 100% of the capital stock of Seguros Sura S.A. and Hipotecaria Sura Empresa Administradora Hipotecaria S.A. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

D.	Exchange Controls

The Peruvian sol is freely traded in the exchange market. Current Peruvian regulations on foreign investment allow foreign equity holders of Peruvian companies to receive and repatriate 100% of the cash dividends distributed by these companies. Non-Peruvian equity holders are allowed to purchase foreign currency at free market currency rates through any member of the Peruvian banking system and transfer such foreign currency outside Peru without restriction. Peruvian law in the past, however, has imposed restrictions on the conversion of Peruvian currency and the transfer of funds abroad, and we cannot assure holders of our common shares that Peruvian law will continue to permit such payments, transfers, conversions or remittances without restrictions. In addition, under Panamanian law, there are currently no exchange control restrictions imposed on payments made in U.S. dollars. There can be no assurance, however, that Peruvian and Panamanian laws will continue to permit such payments, transfers, conversions or remittances without restrictions.

E.	Taxation

The following discussion summarizes the material Peruvian, U.S. federal and Panamanian income tax consequences of acquiring, holding and disposing of our shares.

This discussion is not a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase our shares and is not applicable to all categories of investors, some of which may be subject to special rules, and does not specifically address all of the Peruvian, U.S. federal and Panamanian income tax considerations applicable to any particular holder. It is based upon the tax laws of Peru, the United States and Panama as in effect on the date of this Annual Report on Form 20-F, which are subject to change, possibly with retroactive effect, and to differing interpretations. Holders of our common shares are urged to consult its independent tax advisor about the particular Peruvian, U.S. federal and Panamanian income tax consequences to it of an investment in our shares.

Peruvian Tax Considerations

The following summary of certain Peruvian tax matters as in force on the date of this Annual Report on Form 20-F describes the principal tax consequences of an investment in our common shares or the beneficial interest therein by non-Peruvian shareholders. This summary is not intended to be a comprehensive description of all of the tax considerations that may be relevant to a decision to make an investment in our common shares or the beneficial interest therein. In addition, it does not describe any tax consequences: (a) arising under the laws of any taxing jurisdiction other than Peru or (b) applicable to anyone different from a non-Peruvian shareholder.

For purposes of this section, “non-Peruvian shareholder” means either: (i) a legal entity which has neither been incorporated nor established in Peru, provided that it does not conduct any trade or business through a permanent establishment in Peru or holds our shares or the beneficial interest therein through a Peruvian branch or (ii) an individual who is not a Peruvian tax resident. For Peruvian tax purposes, an individual is deemed to be a Peruvian tax resident if such individual is (a) a Peruvian citizen who has a regular residence in Peru, or (b) a non-Peruvian citizen who has resided or remained in Peru for more than 183 calendar days during any 12-month period. Any change in the residency condition will be effective as of January 1 of the following calendar year in which such conditions are met.

The discussion in this summary is not intended or written to be used, and cannot be used or relied upon by any person, for the purpose of avoiding Peruvian taxation, and was written to support the promotion or marketing of this offering. Holders of our common shares should consult an independent tax advisor with respect to the Peruvian tax consequences of participating.

Peruvian Income Tax

Payment of Dividends

Dividends paid by legal entities incorporated in Peru are subject to a Peruvian withholding tax at a 5% rate. Our Peruvian subsidiaries are required to act as withholding agents for any income tax due with respect to dividends on their shares. We have not agreed to assume the withholding payments nor pay additional amounts so that the non-Peruvian shareholder of our common shares or the beneficial interest therein receives an amount equal to the sum it would have received had no such deductions or withholdings been made.

Dividends paid on our common shares will not be subject to a Peruvian withholding.

Sale of our common shares

As a general rule, under the current Peruvian income tax laws and regulations, proceeds received by a non-Peruvian shareholder on the sale, exchange or disposition of our common shares will not be subject to any Peruvian withholding or capital gains tax, since our common shares are deemed to be issued by a legal entity not incorporated in Peru.

However, capital gains accrued and received by a non-Peruvian shareholder on the sale, exchange or disposition of our common shares will be subject to Peruvian income tax at a 30% rate if such transaction consists of an indirect transfer of shares issued by a Peruvian entity (“Peruvian shares”). An indirect transfer of Peruvian shares takes place in the transfer of the shares of a non-Peruvian entity that owns, directly or indirectly, shares of a Peruvian company provided that the following conditions are met:

(i)

the fair market value of the Peruvian shares, whether owned directly or indirectly by the foreign parent company, is equal to 50% or more of the fair market value of the capital stock issued by the foreign parent entity at any time during the 12-month period prior to the transfer; and,

(ii)	in any 12-month period, 10% or more of the shares issued by the foreign parent company are transferred.

Applicable regulations provide specific rules to determine the fair market value and cost of the stock issued by the foreign parent entity.

There is a rebuttable presumption that both conditions are met if the foreign parent company whose shares are transferred resides in a low-tax, zero-tax or un-cooperative jurisdiction pursuant to Peruvian legislation.

An indirect transfer of Peruvian shares also takes place in the transfer of the shares of a non-Peruvian entity that owns, directly or indirectly, shares of a Peruvian company provided the aggregate amount of the Peruvian shares being indirectly transferred by the transferor and its related parties in any 12-month period reaches or exceeds 40,000 Tax Units (the applicable Tax Unit for fiscal year 2019 is equal to S/4,200). This new rule is effective as from January 1, 2019 and applies irrespective if conditions (i) and (ii) abovementioned are not met.

A 5% preferential rate would be applicable if (i) such shares are registered with the SMV; and (ii) such sale is performed through trading sessions (rueda de bolsa) of the Lima Stock Exchange.

A further tax exemption would be applicable provided (i) such shares are registered with the SMV; (ii) such sale is performed through trading sessions (rueda de bolsa) of the Lima Stock Exchange, (iii) such shares have a stock market presence as of the transfer date (ensuring share liquidity and continuous price quotations); and (iv) the transferor and its related parties have not transferred 10% or more of the aggregate shares issued by the foreign parent company in any 12-month period. This tax exemption is set to expire in its entirety on December 31, 2022.

Value added tax

Dividends resulting from the shares issued by our Peruvian subsidiaries are not subject to Peruvian Value Added Tax (Impuesto General a las Ventas, or “VAT”).

The sale, exchange or disposition of shares issued by our Peruvian subsidiaries is not subject to VAT.

Financial Transaction Tax

Deposits in and withdrawals from accounts held in Peruvian banks or other financial institutions, whether in soles or foreign currency, are levied with a financial transactions tax (“FTT”) at a 0.005% rate. Therefore, FTT will be levied on the price paid for and the dividends resulting from the shares issued by our Peruvian subsidiaries if deposited in or withdrawn from a Peruvian bank or other financial institution, as the case may be.

United States Federal Income Tax Considerations

The following discussion is a summary of certain material U.S. federal income tax consequences of acquiring, owning and disposing of our common shares. Except where otherwise noted, this discussion applies only to U.S. Holders (as defined below) of our common shares that hold such shares as “capital assets” (generally, property held for investment). This discussion is based on the Internal Revenue Code of 1986, as amended (the “U.S. Code”), its legislative history, existing final, temporary and proposed U.S. Treasury regulations, administrative pronouncements by the Internal Revenue Service (the “IRS”) and judicial decisions, all as of the date hereof and all of which are subject to change (possibly on a retroactive basis) and to different interpretations.

This discussion does not purport to address all U.S. federal income tax consequences that may be relevant to a particular holder and holders are urged to consult their own tax advisors regarding their specific tax situations. The discussion does not address the tax consequences that may be relevant to holders subject to special tax rules, including, for example:

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect the mark to market method of accounting with respect to their securities holdings;

•	banks or other financial institutions;

•	partnerships or other pass-through entities or arrangements for U.S. federal income tax purposes;

•	U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	real estate investment trusts or regulated investment companies;

•	persons that, directly or indirectly, hold 10% or more of our stock by vote or value;

•	U.S. expatriates; or

•	persons for whom the common shares may form part of a hedge, straddle, conversion or other integrated transaction.

Further, this discussion does not address the U.S. federal estate and gift tax, or alternative minimum tax consequences, or the Medicare tax on net investment income, or any state, local and non-U.S. tax consequences of acquiring, owning and disposing of the common shares.

As used herein, the term “U.S. Holder” means a beneficial owner of the common shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under current U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the common shares, the tax treatment of the partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such partner or partnership should consult its own tax advisor as to its consequences of acquiring, owning and disposing of the common shares.

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Please see the discussion under “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Companies” below.

Distributions

Subject to the discussion below under “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Companies,” distributions of cash or property (other than our common shares, if any, distributed pro rata to all of our shareholders) paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) with respect to our common shares, including the net amount of any tax withheld on the distribution, will be includible in gross income as ordinary dividend income on the date on which the U.S. Holder receives the distributions. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits as determined for U.S. federal income tax purposes, such excess amounts will be treated first as a nontaxable return of capital to the extent of such U.S. Holder’s tax basis in our common shares and, thereafter, as capital gain. We do not intend to maintain calculations of our earnings and profits under U.S. federal income tax principles. Unless and until these calculations are made, distributions should be presumed to be taxable dividends for U.S. federal income tax purposes. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

A dividend paid in a non-U.S. currency will be includible in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the dividend is received by the U.S. Holder, regardless of whether the payment is in fact converted to U.S. dollars. If a dividend paid in a non-U.S. currency is converted into U.S. dollars on the day the dividend is received by the U.S. Holder, the U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in the gross income of a U.S. Holder through the date such non-U.S. currency is converted into U.S. dollars (or otherwise disposed of) generally will be treated as U.S. source ordinary income or loss. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency exchange gain or loss, if any, with respect to non-U.S. currency received by the U.S. Holder which is not converted into U.S. dollars on the date of receipt.

Dividends paid to corporate U.S. Holders with respect to our common shares will not be eligible for the dividends received deduction allowed to corporations under the U.S. Code. Dividends received by certain non-corporate U.S. Holders with respect to the common shares will be subject to U.S. federal income tax at preferential rates if the dividends constitute “qualified dividend income” for U.S. federal income tax purposes. Dividends paid on the common shares will be treated as qualified dividend income if (i) the common shares are readily tradable on an established securities market in the United States, (ii) the U.S. Holder satisfies certain holding period and other requirements and (iii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC.

Our common shares are listed on the NYSE, and therefore we expect that the common shares should qualify as readily tradable on an established securities market in the United States.

Moreover, as discussed below under “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Companies,” we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2019 and current taxable years, and we do not anticipate becoming a PFIC in the future. However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules and our continued qualification for an exception to the PFIC rules for certain foreign banks and insurance companies.

Subject to generally applicable limitations and conditions under the U.S. Code (including a minimum holding period requirement), any non-U.S. income tax withheld from dividends may be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Dividends paid on our common shares generally will constitute foreign source income, and for purposes of calculating the foreign tax credit, as “passive category income,” for most U.S. Holders. Alternatively, a U.S. Holder may be able to deduct foreign income taxes paid with respect to dividends on our common shares against its taxable income, assuming such U.S. Holder does not take a credit for any foreign income taxes paid or accrued during the taxable year and certain other conditions are met. U.S. Holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

Sale, Exchange or Other Taxable Disposition of our Common Shares

Subject to the discussion below under “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Companies,” gain or loss realized by a U.S. Holder on the sale, exchange or other taxable disposition of our common shares generally will be capital gain or loss and generally will be long-term capital gain or loss if our common shares have been held for more than one year. The amount of gain or loss realized will be the difference between (i) the amount realized on the sale, exchange or other taxable disposition of our common shares over (ii) the U.S. Holder’s adjusted tax basis in such common shares, in each case determined in U.S. dollars. A U.S. Holder’s adjusted tax basis in a common share generally will equal the cost of the common share to the U.S. Holder. Long-term capital gain realized by certain U.S. Holders (including individuals) generally is eligible for favorable rates of U.S. federal income tax. The deductibility of capital losses is subject to significant limitations under the U.S. Code.

Any gain or loss realized by a U.S. Holder on such a sale, exchange or other taxable disposition of our common shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. If any non-U.S. income tax is withheld on such sale, exchange or other taxable disposition, a U.S. Holder generally would not be able to utilize foreign tax credits in respect of such non-U.S. income tax unless the U.S. Holder has other income from foreign sources, for purposes of the foreign tax credit limitation rules. Alternatively, a U.S. Holder may be able to deduct non-U.S. income tax paid with respect to a disposition of our common shares against its taxable income, assuming such U.S. Holder does not take a credit for any foreign income taxes paid or accrued during the taxable year and certain other conditions are met. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit limitation rules to their investment in, and disposition of, our common shares.

Passive Foreign Investment Companies

U.S. Holders should carefully consider the discussion below regarding our potential treatment as a PFIC for U.S. federal income tax purposes.

In general, if, during any taxable year of a non-U.S. corporation, 75% or more of the corporation’s gross income consists of certain types of “passive income,” or the average value during the taxable year of the “passive assets” of the corporation (generally, assets that produce or are held for the production of passive income) is 50% or more of the average value of all of its assets, the corporation will be classified as a PFIC under U.S. federal income tax law. Passive income for this purpose generally, among other things, includes interest, dividends, royalties, rents and gains from commodities and securities transactions. Certain exceptions are provided, however, for passive income derived in the conduct of an active business.

The PFIC provisions also contain a look-through rule under which a non-U.S. corporation shall be treated as if it received directly its proportionate share of the income and as if it held its proportionate share of the assets of any other corporation in which it owns at least 25% of the value of the stock. Under the look- through rule, we should be deemed to own a proportionate share of the assets and to have received a proportionate share of the income of our principal subsidiaries, including Interbank, Interseguro and Inteligo Bank, for purposes of the PFIC determination. As noted below, the assets and income of Interbank, Interseguro and Inteligo Bank are subject to special rules under the PFIC regime. Further, the PFIC test is performed on an annual basis and it is therefore possible that our PFIC status may change from year to year due to changes in income or asset composition.

Assets and Income of Interbank and Inteligo Bank under the PFIC Rules

The application of the PFIC rules to banks is unclear under present U.S. federal income tax law. Banks generally derive a substantial part of their income from assets that are interest-bearing or that otherwise could be considered passive assets under the PFIC rules. The IRS has issued a notice and has proposed U.S. Treasury regulations that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank (the “active bank exception”). The IRS notice and proposed U.S. Treasury regulations have different requirements for qualifying as a foreign bank, and for determining the banking income that may be excluded from passive income under the active bank exception. Moreover, the proposed U.S. Treasury regulations have been outstanding since 1995 and may not be finalized in their current form. Our PFIC status may be impacted if and when these U.S. Treasury regulations are finalized.

Because final U.S. Treasury regulations have not been issued and because the notice and the proposed U.S. Treasury regulations are inconsistent in certain respects, Interbank’s, Inteligo Bank’s and (as a result) our status under the PFIC rules is subject to uncertainty. While Interbank and Inteligo Bank conduct, and intend to continue to conduct, a significant banking business, there can be no assurance that they will satisfy the specific requirements for the active bank exception under either the IRS notice or the proposed U.S. Treasury regulations. It is therefore possible that a significant portion of the assets and income of Interbank or Inteligo Bank may be treated as passive.

Assets and Income of Interseguro under the PFIC Rules

While passive income generally includes interest, dividends, annuities and other investment income, the PFIC rules provide that income “derived in the active conduct of an insurance business by a qualifying insurance corporation” is not treated as passive income. A qualifying insurance corporation is a foreign corporation (i) which would be taxable as an insurance company if it were a U.S. corporation and (ii) the applicable insurance liabilities of which constitute more than 25% of its total assets, as determined for financial reporting purposes. Additionally, if a corporation meets the first prong of this test, but not the second, a U.S. Holder can still elect to treat the corporation as a qualifying insurance company if at least 10% of its assets are applicable insurance liabilities and it meets certain alternative facts and circumstances tests. Under these tests, the corporation must be predominantly engaged in an insurance business and the failure to meet the 25% test described above must be due solely to run-off related or rating-related circumstances involving such insurance business. Proposed U.S. Treasury regulations were issued in 2019 that provide guidance about the definitions of “active conduct” and “insurance business.” The proposed regulations withdraw proposed regulations from 2015 and provide explanation of the active insurance income exception as modified under changes to the U.S. Code as a result of the Tax Cuts and Jobs Act of 2017. We expect, for purposes of the PFIC rules, that Interseguro will meet the requirements to be considered a qualifying insurance corporation. No assurance can be provided, however, that changes in Interseguro’s business operations or in the application of U.S. federal income tax law, including the finalization of the proposed U.S. Treasury regulations, will not affect the ability of Interseguro to qualify for the active insurance income exception.

Consequences of PFIC Status

Although the matter is not free from doubt, based on our current expectations regarding our subsidiaries meeting the PFIC exceptions discussed above, the value and nature of the assets of our subsidiaries, the sources and nature of the income of our subsidiaries, relevant market and shareholder data and our current business plans, we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2019 and current taxable years and we do not anticipate becoming a PFIC in the future. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our common shares, such a U.S. Holder would be subject to special rules (and may be subject to increased tax liability) with respect to (a) any gain realized on the sale or other disposition of our common shares, and (b) any “excess distribution” made by us to the U.S. Holder (generally, any distribution during a taxable year in which distributions to the U.S. Holder on our common shares exceed 125% of the average annual distributions the U.S. Holder received on the shares during the preceding three taxable years or, if shorter, the U.S. Holder’s holding period for the shares). Under those rules, (a) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for our common shares, (b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first year in which we became a PFIC would be taxable as ordinary income, (c) the amount allocated to each prior year in which we were a PFIC would be subject to U.S. federal income tax at the highest tax rate in effect for that year and (d) the interest charge generally applicable to underpayments of U.S. federal income tax would be imposed in respect of the tax attributable to each prior year in which we were a PFIC. In addition, in the event that we are classified as a PFIC, similar rules would apply to “excess distributions” or gains with respect to subsidiary PFICs held directly or indirectly by us (“Lower-tier PFICs”), even if the proceeds are not distributed to our shareholders. A U.S. Holder generally will be required to file IRS Form 8621 if it holds our common shares in any year in which we are classified as a PFIC.

A U.S. Holder may be able to mitigate these tax consequences by electing mark to market treatment for its common shares, provided the relevant shares constitute “marketable stock” as defined in U.S. Treasury regulations. Our shares will be “marketable stock” if they are “regularly traded” on a “qualified exchange or other market” within the meaning of the U.S. Treasury regulations. Our common shares are listed on the NYSE, and therefore we expect that our common shares should qualify as regularly traded on a qualified exchange or other market. No assurance can be given, however, that our common shares will be considered regularly traded on a qualified exchange or other market. A U.S. Holder electing the mark to market regime generally would, during any year in which we are treated as a PFIC, compute gain or loss at the end of such year as if the shares had been sold at fair value. Any gain recognized by the U.S. Holder under the mark to market election, including on an actual sale, would be treated as ordinary income, and the U.S. Holder would be allowed an ordinary deduction for any decrease in the value of shares as of the end of any taxable year and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included mark to market income not offset by previously deducted decreases in value. Any loss on an actual sale of shares would be a capital loss to the extent in excess of previously included mark to market income not offset by previously deducted decreases in value. A U.S. Holder’s tax basis in shares would increase or decrease by gain or loss taken into account under the mark to market regime.

A mark to market election under the PFIC rules applies to all future years of an electing U.S. Holder during which the shares are regularly traded on a qualifying exchange or other market, unless revoked with the IRS’s consent. A mark to market election under the PFIC rules with respect to shares would not apply to a Lower-tier PFIC, and a U.S. Holder would not be able to make such a mark to market election in respect of its indirect ownership interest in that Lower-tier PFIC. Consequently, U.S. Holders of shares could be subject to the PFIC rules with respect to income of the Lower-Tier PFIC the value of which already had been taken into account indirectly via mark to market adjustments.

A U.S. Holder may in certain circumstances mitigate the adverse tax consequences of the PFIC rules by filing an election to treat the PFIC as a qualified electing fund (“QEF”). However, in the event that we are or become a PFIC, we do not intend to comply with the reporting requirements necessary to permit U.S. Holders to elect to treat us as a QEF.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, our common shares that are paid to a U.S. Holder generally will be subject to the information reporting requirements of the U.S. Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is timely furnished to the IRS.

In addition, U.S. Holders may be required to comply with certain reporting requirements, including filing an IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to the holding of certain foreign financial assets, including stock of foreign issuers, either directly or through certain foreign financial institutions, if the aggregate value of all such assets exceeds U.S.$50,000. U.S. Holders should consult their own tax advisors regarding the application of the information reporting rules to our common shares and the application of these reporting requirements to their particular situations.

FATCA Withholding Taxes

Pursuant to sections 1471 through 1474 of the U.S. Code (provisions commonly known as “FATCA”), a “foreign financial institution” may be required to withhold U.S. tax on certain “passthru payments” made on or after the date that is two years after the date of publication in the Federal Register of applicable final regulations defining foreign passthru payments to the extent such payments are treated as attributable to certain U.S. source payments. Holders should consult their own tax advisors on how these rules may apply to their investment in the common shares. In the event any withholding under FATCA is imposed with respect to any payments on the common shares, there will be no additional amounts payable to compensate for the withheld amount.

HOLDERS OF OUR COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE U.S. FEDERAL INCOME AND OTHER TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY NON-U.S. STATE OR LOCAL TAX LAWS.

Panamanian Taxation

The following is a summary of the principal Panamanian income tax consequences resulting from the beneficial ownership and disposition of our common shares by certain persons. This summary is based on the Panamanian Tax Code of 1956, as amended, other applicable tax laws, decrees and regulations issued thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof, and is subject to any changes in these or other laws, decrees, regulations and interpretations occurring after such date, possibly with retroactive effect. This summary is intended as a descriptive summary only and is not a complete analysis or listing of all potential Panamanian income tax consequences to purchasers of our common shares. The summary does not address the tax treatment of potential purchasers that may be subject to special income tax and withholding rules. The summary is not intended as tax advice to any particular person, nor does it purport to furnish information on the level of detail or with attention to a purchaser’s specific tax circumstances that would be provided by a purchaser’s own tax advisor. Holders of our common shares are urged to consult their own tax advisors as to the precise Panamanian and other tax consequences of acquiring, owning and disposing of our common shares.

Panamanian Income Tax Structure

Panama’s income tax regime is essentially territorial. Consequently, income tax is levied only upon income or gains derived from income deemed to arise from Panamanian sources, while income not deemed to be Panamanian source income is not subject to Panamanian income taxes.

Taxation of Dividends

In light of the above, dividend income is not subject to income tax in Panama if the profits to which the dividends relate are not Panamanian source income. Moreover, further distributions of dividend income received by the direct shareholders of a Panamanian company to such direct shareholders’ own shareholders are not subject to income tax in Panama. Accordingly, because we are a holding company that does not perform income generating activities in Panama and our income is generated exclusively from activities outside of Panama, dividend payments made with respect to our common shares would not be subject to income tax or withholding requirements in Panama.

The offering and sale of our common shares and the use of proceeds therefrom herein described will all take place outside of Panama, and we do not intend to place, invest or economically utilize in Panama the proceeds that we will receive upon the issuance and sale of our common shares, or to conduct business activities in Panama.

Taxation of Capital Gains

Under the tax principles set forth above, because we generate income only from foreign or non-Panamanian sources, any capital gains realized by a holder of our common shares on the sale or other disposition thereof will be exempt from income or capital gains tax in Panama.

Stamp and Other Taxes

Because we are a holding company that does not perform income generating activities in Panama and our income is generated exclusively from activities outside of Panama, our common shares, and any document containing an agreement providing for the sale or disposition thereof, are not subject to stamp, registration or similar taxes, unless the respective documents shall be used before the courts or administrative authorities of Panama, in which case the stamp tax shall be paid at that time at a rate of U.S.$0.10 for each U.S.$100.00 or fraction of U.S.$100.00 of the face value of the obligations stated therein.

In light of the above, there are no sales, transfer or inheritance taxes in Panama applicable to the sale or disposition of our common shares.

Foreign Investors

Because the gains realized on the sale and disposition of our common shares are not subject to income tax in Panama as indicated above, a person domiciled outside of Panama is not required to file an income tax return in Panama solely by reason of his or her purchase or ownership of our common shares.

F.	Dividends and Paying Agents

Not Applicable.

G.	Statement by Experts

Not Applicable.

H.	Documents on Display

The materials included in this Annual Report on Form 20-F may be downloaded at the SEC’s website: http://www.sec.gov. Additional reports and information about us can be downloaded at the SEC’s website.

I.	Subsidiary Information

Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

For quantitative and qualitative information related to market risk, in addition to the information presented below, see Note 30.2 to our audited consolidated financial statements as of and for the year ended December 31, 2019, 2018 and 2017, appearing elsewhere in this Annual Report on Form 20-F.

RISK MANAGEMENT

Our goal is to attain sustainable long-term growth, through a balance between risk policies and profitability. As a result, our senior management places great emphasis on risk management.

In order to manage the risks described below, we have a specialized risk management structure, measurement systems and mitigation and remediation processes in place for each of our business segments. We incorporate analytics into our decision-making process and make use of tools and methodologies that allow us to identify and manage risk efficiently.

Banking Segment

Main Types of Risks

The main types of risk inherent in Interbank’s businesses are credit, market, foreign exchange, liquidity and operational risk.

•	Credit risk: probability of loss due to inability or lack of willingness to pay by debtors, counterparts or third parties bound by contractual obligations.

•

Market risk: probability of loss in positions on and off-balance sheets derived from variations in market conditions. It generally includes the following risk types: exchange rate, fair value by interest rate type and price, among others.

•	Foreign exchange risk: probability of loss due to exchange rate fluctuations.

•	Liquidity risk: potential inability to meet contractual and contingent obligations, both on- or off-balance sheet, as they come due.

•	Operational risk: probability of loss due to inadequate processes, personnel and information technology failures, or external events.

In order to manage the above risks, Interbank has a specialized risk management structure, measurement systems and mitigation and remediation processes. It uses different models and rating tools at the client or product level to manage risks. These tools measure and value the risk with a prospective vision, thus allowing the organization to make better risk decisions in the different stages or life cycle of each loan.

These tools are continuously monitored and periodically validated to ensure that appropriate levels of prediction and performance are being maintained and to take corrective action or make adjustments to the models when needed.

The risk management indicators are continuously reviewed and assessed to identify possible deviations in risk profile with respect to the established risk appetite and apply timely corrective actions as needed. This information is submitted to the Risk Management Committee monthly and to the board of directors periodically.

Credit Risk

The main risk Interbank must manage is credit risk. In order to mitigate exposure to credit risk and provide adequate risk coverage, Interbank has established the following measures, among others:

•	policies, procedures, methodologies, models and parameters to identify, measure, control and report credit risk;

•

review and assessment of credit risk through specialized units of risk screening, which are independent from Interbank’s Commercial Division, and which assess credit risk prior to loan approvals or prior to the acquisition of specific investments;

•	timely monitoring and tracking of credit risk and maintenance of pre-defined tolerance levels;

•

compliance with regulatory limits and establishment of internal limits to minimize exposure to debtors and counterparties, such as those related to sector concentration (for loans), by issuer, credit rating and liquidity;

•	procedures for the management of loan guarantees.

Additionally, as part of the risk management system, in certain circumstances Interbank uses derivative financial instruments to mitigate the risk exposure which arises from the variations in interest rates and exchange rates.

Interbank also uses different models and rating tools for each type of client and/or product. Interbank constantly monitors and reviews these tools to ensure that adequate levels of prediction and performance are maintained and if necessary, to make adjustments or take corrective measures.

Through its policies and procedures, Interbank establishes the patterns and mechanisms needed to prevent excessive risk concentration and maintain a diversified portfolio.

Interbank manages its credit risk by means of three main processes: underwriting, monitoring and recovery. These processes are applied accordingly in different business lines.

The underwriting process is fundamentally based on comprehensive knowledge of the client and their economic activity and evaluating their repayment capacity, solvency and credit history. This process uses risk management methodologies and tools, which measures and assesses the quality of the risk to be granted, based on models and automatic rating systems for the admission of credits.

The monitoring process is used for early detection of credit risk to identify clients with potential risks that would affect their ability to pay which can possibly impact the debtor’s credit development. This process uses an integrated system of alerts, which is used to determine whether immediate actions need to be taken.

Actions include preventative, corrective or follow-up measures. This process utilizes systems, models and guidelines to assess the evolution of the debtor’s detected risks and determine their management for standardization or collection.

The recovery process is carried out through a set of coordinated actions for the appropriate and timely recovery of the loans, which aim to minimize losses in exposures with a high credit risk.

Commercial Banking

The following table presents the approval levels required for commercial loan applications at Interbank.

Approval requirement	Amount	Executive required to be present at committee meeting	Minimum quorum
Interbank related companies credit committee	Any transaction with related companies	Director	3

Director and credit committee	According to business segment and statistical rating situation Corporate Banking -With updated statistical rating AAA-A greater than U.S.$50,000,000 BBB-B greater than U.S.$40,000,000 CCC-C greater than U.S.$30,000,000 -Without statistical rating updated Greater than U.S.$30,000,000 Medium-sized Banking, Institutional Banking and Real Estate Business Greater than U.S.$30,000,000	Two Directors and CEO	3

Central credit committee	According to business segment and statistical rating situation Corporate Banking -With statistical rating updated AAA-A up to U.S.$50,000,000 BBB-B up to U.S.$40,000,000 CCC-C up to U.S.$30,000,000 -Without statistical rating updated Up to U.S.$30,000,000 Medium-sized Banking, Institutional Banking and Real Estate Business Up to U.S.$30,000,000	CEO and VP of Risk Management	3

Executive credit committee	According to business segment and statistical rating situation Corporate Banking -With statistical rating updated AAA-A: up to U.S.$25,000,000 BBB-B up to U.S.$20,000,000 CCC-C up to U.S.$15,000,000 -Without statistical rating updated Up to U.S.$15,000,000 Medium-sized Banking, Institutional Banking and Real Estate Business Up to U.S.$15,000,000	VP of Risk Management, VP Business and Other VP	3

Credit approval is determined by the applicant’s repayment ability, which is defined primarily by their cash flow and credit history. The decision whether or not to approve an extension of credit takes into account the applicant’s economic environment, its ability to meet its obligations, collateral, management and the credit ratings assigned to the applicant by other companies of the financial system.

In order to rate credit risk within the commercial portfolio, Interbank uses a credit risk management system, the Statistical Rating System. This system measures credit risk by classifying companies based on their expected default probability, without taking into account the facility’s amount, loan conditions or collateral. The Statistical Rating System is supported by a statistical model that predicts default probability from historical default data, based on the company’s qualitative information, financial performance and internal and external credit behavior. Currently, the system is designed to rate companies from our commercial banking business line with at least S/3.0 million in annual sales.

For government entities or project finance, Interbank uses the Weighted Rating System. This methodology considers six different areas: (1) product, demand and industry; (2) shareholders and management; (3) access to credit; (4) profitability; (5) generation of resources; and (6) solvency. The final rating is the weighted sum of these areas.

In the case of financial institutions, Interbank uses an Expert Judgment Analysis Methodology. This methodology considers aspects such as shareholders, management, profitability, solvency, risk rating information, etc.

The Watchlist System monitors clients that have risk potential that needs to be addressed. Based on internal and external alerts, historical financial data and client behavior and market conditions, clients are classified into one of four categories: (1) surveillance; (2) guarantee (increase collateral), (3) reduce exposure and (4) exit or collect.

The Non-Performing Assets Monitoring System monitors the status of non-performing loans and defines categories and related strategies. This system allows Interbank to focus recovery efforts on those loans which do not have a well-defined recovery strategy and also permits periodic evaluations of outstanding loans that already have a recovery plan in order to take timely corrective action. The recovery portfolio is divided into refinanced credit, judicial recoveries and restructured credit.

Credit risk management includes strategies related to proper recovery of defaulted loans. Depending on whether the recovery strategy is based upon the client’s cash flow or collateral foreclosure, loans are assigned to the recovery division. This division has two units, special credit and judicial recovery. Judicial recovery may include the sale of recovered or foreclosed assets, which are managed by the asset sales unit that is in charge of selling these assets.

Small Business Banking

The following table presents the approval levels required for small business banking loan applications by principal amount in U.S. dollars.

Approval levels	Amount
Vice President of Risk Management	Over U.S.$308,000
Risk Manager	Up to U.S.$308,000
Risk Assistant manager	Up to U.S.$180,000
Zonal Risk Officer	Up to U.S.$105,000
Master Risk Analyst	Up to U.S.$60,300
Senior Risk Analyst	Up to U.S.$45,000
Risk Analyst	Up to U.S.$14,500

In small business banking, credit approval is determined by the applicant’s credit history and repayment ability, which is in turn determined primarily by the applicant’s cash flow and credit history. Approvals of loans depend on the applicant’s economic conditions, its ability to meet its obligations, collateral, management and the credit ratings assigned by a scoring system applied to new and current clients.

An independent unit is responsible for ensuring proper compliance with risk policies, the methodologies applied in the evaluation of creditors and the performance of scoring models and ensuring that the quality of the portfolio does not exceed risk limits.

Interbank has developed specific risk management tools to respond efficiently to new schemes and constraints that arise in the market for small business banking. Interbank refers to these tools as the Small Business Banking Management and Monitoring Process, which consist of:

•	Scoring Small Banking Enterprises: is an analysis tool in the credit evaluation process aimed at reducing risk rates and process times and assigning a score to the credit proposal evaluated.

•	Indebted Customers Methodology Small Business Banking: identifies customers who have high leverage exposure.

•

Special Surveillance Portfolio: monitors the customer’s credit historical behavior using a series of variables that identify, measure and separate the portfolio, determining the customer’s level of risk, while suggesting actions to take, preventive measures and/or commercial incentives.

•

Field Audit and Monitoring: is used to assess quality by selecting samples of credit loans granted and poor performing portfolios and reviewing supporting documentation, with a final risk report presentation.

During collection of early stage (1-90 days), Interbank uses collection scores that allow Interbank to define the collection strategy: phone collection, text message collection, mail or personal collection.

Recovery in small business banking occurs in two phases. Early collection is based on and supported by admission risk officers for the first 90 days. During this time, a customer in default is contacted and recovery efforts are made in the form of letters, telephone calls and direct negotiations. After the first 90 days, the defaulted loan is transferred to the Recovery Unit.

Retail Banking

The following table presents the approval levels required for retail loan applications by principal amount in U.S. dollars. Approval levels also vary according to product.

	Credit Card	Cash Credit	Pay-roll Loans	Loans for Diplomats	With Collateral	Automobile	Mortgage
Approval Levels	Amount
Vice President Risk	Greater than	Greater than	Greater than	Greater than	Greater than	Greater than	Greater than
Management	38,000	53,000	53,000	45,000	440,000	70,000	800,000
Central Manager	38,000	53,000	53,000	—	440,000	70,000	800,000
Risk Manager	29,000	44,000	44,000	44,000	293,000	60,000	600,000
Risk Assistant
Manager	22,000	29,300	35,200	26,400	220,000	50,000	450,000
Risk Officer	17,600	23,500	29,300	26,400	147,000	40,000	300,000
Senior Risk Analyst	13,000	17,600	20,500	17,600	117,000	30,000	250,000
Risk Analyst	7,600	13,200	15,000	8,800	59,000	25,000	150,000
Junior Risk Analyst	3,500	7,300	10,000	5,900	29,300	16,000	50,000

The approval process in retail banking is supported by world class tools, a workflow that includes a parameterized decision making system, including risk policies and limits, as well as statistical models for all main retail banking products: credit cards, payroll deduction loans, mortgages and consumer loans.

In retail banking, credit approval is determined by the applicant’s repayment ability, credit history and risk profile. An independent unit is responsible for monitoring the performance of the customer’s portfolio, identifying and controlling risk across the customer’s life cycle, keeping track of the performance of credit policies at originations and behavior in customer management and collections. For this purpose, Interbank uses data mining and cluster analysis, stress testing for likelihood of defaults, vintage and roll rate analysis and credit risk scoring.

During collection of early stage (1-90 days) due loans in retail banking, Interbank uses collection scores that allow it to choose the appropriate collection strategy: phone collection, text message collection, mail or personal collection.

Unpaid debts with a 90 day stay are deemed defaulted loans. Depending on whether the recovery strategy is based on the client’s cash flow or collateral foreclosure, loans are assigned to Interbank’s recovery division. The recovery division has two units, pre-judicial and judicial stage of recovery. During the judicial stage of recovery, accounts are assigned to recovery attorneys. Recovery may include the sale of foreclosed assets.

Defaulted loans that are 100% accounted for under loan loss reserves are written-off and managed through external judicial recovery.

Collections and recoveries are undertaken through advanced collection systems from world class suppliers and predictive dialers. The recovery portfolio is segmented into various groups that are divided according to the specific phase of the recovery process. Collections and recovery efforts are made by letters, SMS text messages, IVR (Interactive Voice Response), telephone and personal contact with the customer.

Market Risk

Market risk is the probability of loss due to variations in financial market conditions. The main variations to which Interbank is exposed are: exchange rates, interest rates and prices. Said variations can affect the value of financial assets and liabilities.

Interbank separates exposures to market risk into two blocks: (i) trading book, which comprises positions in liquid investments, and (ii) banking book, which comprises banking assets and liabilities inherent to the intermediation business whose market risk exposure stems from the changes in the portfolio’s structural positions.

Trading Book

In order to control and monitor the risks arising from the volatility of risk factors, Interbank has established maximum exposure limits by currency, investment type, Value-at-Risk (VaR) and tolerance to expected maximum loss (Stop Loss), which are monitored on a daily basis. Likewise, reports from the Integral Risk Management Committee and the ALCO are submitted regularly to Interbank’s board of directors.

The validity of VaR calculation is proven through a back-testing proof, which uses historical data to ensure that the model adequately estimates potential losses. Additionally, it calculates risk factor sensitivity, which shows potential portfolio losses resulting from interest rate shocks, exchange rate shocks and price shocks, among others.

As of December 31, 2019, December 31, 2018 and December 31, 2017, Interbank’s VaR calculated for its trading book, classified by type of risk, was as follows:

	December 31, 2019	December 31, 2018	December 31, 2017	Change
	(S/ in millions)			Dec 19 / Dec 18	Dec 18 / Dec 17
By type of risk
Exchange rate	0.4	5.6	4.6	(5.2)	0.9
Interest rate	1.2	2.4	0.6	(1.1)	1.7
Price	—	—	—	—	—
Diversification effect	(0.1)	(1.7)	(0.7)	1.6	(1.0)

Total	1.4	6.2	4.5	(4.7)	1.7

Interbank´s VaR decreased from S/6.2 million to S/1.4 million, mainly due to a lower global net foreign exchange position from S/239.6 million in 2018 to S/90.8 million on December 31, 2019.

Interbank´s VaR increased S/1.7 million during 2018, from S/4.5 million to S/6.2 million, as a consequence of a larger net exposure in derivatives, from S/814.6 million to S/1,424.5 million, mainly in foreign exchange related products.

For the periods presented Interbank did not have back-testing exceptions.

Banking Book

Interbank also holds positions that are not actively traded. These positions include all loan placements and funds raised through Interbank’s intermediation business, as well as certain investments that are not deemed trading.

Interest Rate Risk

Interest rates continuously fluctuate on the market. These fluctuations affect Interbank in two ways: first, through the change in the valuation of assets and liabilities; and second, though cash flows at repricing. The variation in the valuation of assets and liabilities is increasingly sensitive as the term at which the asset or liability repricing increases. This process consists of the assessment of the repricing periods. On the other side, cash flows are affected when the instruments reach maturity, given that they are invested or placed at the new market interest rates.

The interest rate risk tracking is reported to the Integral Risk Management Committee, as well as the ALCO. The Integral Risk Management Committee approves the various limits applicable to the management of financial instruments. The tracking process is performed by the Division of Market Risk.

Repricing Gap

An analysis of repricing gaps is performed in order to determine the impact of interest rate movements on the valuation of assets and liabilities into different time gaps.

The following tables summarize Interbank’s exposure to interest rate risks. Financial instruments are presented at book value, classified by the period of the contract’s interest rate repricing or maturity date, whichever occurs first:

	Repricing Gap at December 31, 2019
	1 - Month	1-3 Months	3 Months - 1 Year	1 Year - 3 Years	3 Years – 5 Years	Over 5 Years	Past-due loans / Equities	Banking
	(S/ in millions)
Assets
Cash due from banks (1)	6,170.5	401.0	802.5	—	—	—	—	7,374.0
Instruments measured at fair value through other comprehensive income	211.6	521.3	1,019.9	367.4	680.7	560.0	1.8	3,362.7
Investments at amortized cost	—	46.2	—	—	1,158.8	1,002.0	—	2,207.0
Loans, net of unearned income	5,194.0	4,349.1	7,153.1	9,087.4	5,386.0	4,813.4	924.3	36,907.1

Total	11,576.0	5,317.7	8,975.4	9,454.8	7,225.5	6,375.4	926.1	49,850.8

Deposits and obligations(1)	23,863.1	1,919.5	4,195.2	672.5	61.5	134.6	—	30,846.4
Due to banks and correspondents	13.3	592.6	1,745.4	213.0	224.0	873.8	—	3,662.3
Bonds, notes and other obligations	330.2	171.6	686.7	137.9	2,853.8	1,625.3	—	5,805.5

Total	24,206.7	2,683.7	6,627.3	1,023.4	3,139.3	2,633.7	—	40,314.1

Marginal gap	(12,630.6)	2,634.0	2,348.1	8,431.3	4,086.2	3,741.7	926.1	9,536.8

Accumulated gap	(12,630.6)	(9,996.6)	(7,648.5)	782.8	4,869.9	8,610.7	9,536.8	—

	Repricing Gap at December 31, 2018
	1 - Month	1-3 Months	3 Months - 1 Year	1 Year - 3 Years	3 Years – 5 Years	Over 5 Years	Past-due loans / Equities	Banking
	(S/ in millions)
Assets
Cash due from banks(1)	4,259.3	825.3	375.1	—	—	—	—	5,459.7
Instruments measured at fair value through other comprehensive income	361.4	511.3	931.3	552.6	523.2	723.5	283.2	3,886.6
Investments at amortized cost	—	40.1	—	190.5	471.0	1,182.5	—	1,884.1
Loans, net of unearned income	4,009.7	3,532.1	6,359.3	8,521.2	4,963.4	4,549.8	813.9	32,749.5

Total	8,630.5	4,908.8	7,665.8	9,264.2	5,957.6	6,455.9	1,097.1	43,979.9

Deposits and obligations(1)	21,123.0	1,746.2	3,356.0	506.8	47.7	114.8	—	26,894.4
Due to banks and correspondents	386.7	1,194.2	894.3	461.1	224.1	808.3	—	3,968.8
Bonds, notes and other obligations	177.6	20.6	84.7	1,981.3	2,115.9	1,006.9	—	5,386.9

Total	21,687.3	2,961.0	4,335.0	2,949.2	2,387.7	1,930.0	—	36,250.1

Marginal gap	(13,056.9)	1,947.9	3,330.8	6,315.1	3,570.0	4,525.9	1,097.1	7,729.8
Accumulated gap	(13,056.9)	(11,109.0)	(7,778.2)	(1,463.2)	2,106.8	6,632.7	7,729.8	—

(1)	Includes inter-bank funds.

Foreign Exchange Risk

Foreign exchange rate risk is the risk due to exchange rates movements. Management sets limits on exposure levels by currency, and monitors them on a daily basis. Transactions in foreign currency are accounted for by using exchange rates prevailing on the market.

Interbank manages exchange rate risk by matching its assets and liabilities, overseeing the global exchange position on a daily basis. Interbank’s global foreign exchange position is equivalent to the result of long positions minus short positions in currencies different from the sol. The global foreign exchange position includes spot positions and derivative positions.

Liquidity Risk

Interbank’s liquidity risk arises from the potential inability to comply with financial obligations. This risk may arise as a result of diverse events such as the unexpected loss of funding sources or the inability to rapidly settle assets, among others.

Interbank takes short-term deposits and transforms them into longer-term loans, which also increases its exposure to liquidity risk. Interbank keeps a set of deposits that historically represent a stable funding source.

Interbank’s liquidity is managed by the Vice President of Capital Markets, which leads the ALCO. Liquidity risk is overseen by the Integral Risk Management Committee, which defines the risk level that Interbank is willing to take and reviews the corresponding indicators, limits and controls.

Interbank has a set of indicators that establish minimum short-term liquidity and reflect several risk aspects, such as concentration, stability, position by currency, main depositors, etc. The Market Risk Division is responsible for tracking such indicators.

Interbank also assesses medium-term and long-term liquidity through a structural analysis of its funds inflows and outflows on diverse maturity terms. This process allows it to identify, for each currency, the funding sources, how liquidity needs increase and which terms are mismatched. For both assets and liabilities, Interbank makes assumptions for operations without specific maturity dates, including revolving loans and savings. These assumptions also include the estimated obligations arising from contingent liabilities such as guarantee letters or non-used credit lines. On the basis of this information, necessary actions are taken to maintain the target liquidity levels.

Operational Risk

Interbank has launched several initiatives to strengthen its risk culture, adopt international best practices in risk management, and lay the groundwork for adapting the New Capital Accord (Basel II) standard.

Interbank manages operational risk through a specialized unit that is guided by banking best-practices, including Basel II policies. The objectives of the operational risk unit are to:

•	reduce operational losses by identifying potential process risks;

•	identify operational risk in the development of new products;

•	manage control risk and self-assess critical processes; and

•	monitor and measure operational risk.

Interbank’s methodology is based on three tools for identifying and measuring risks that calculate the exposure level to risk and facilitate the decision-making process to mitigate exposures within certain limits of risk tolerance: (i) risks and controls self-assessment; (ii) collection of loss event; and (iii) risk indicators.

Insurance Segment

Interseguro has the following risk management objectives:

•	protect shareholder value by monitoring that exposure to probable losses does not exceed approved limits;

•	protect policyholders so that their rights will not be affected by losses that exceed the value of Interseguro’s equity;

•	support the decision making processes in Interseguro, by providing consistent, reliable and timely risk information; and

•	promote a successful company culture of risk awareness and informed risk-taking.

To this end, Interseguro uses tools and methodologies to identify and manage risk efficiently, incorporating analytics into its decision-making process.

Main Types of Risks

The main risks faced by Interseguro are actuarial risk, credit risk, market risk, interest rate risk, foreign exchange risk, liquidity risk, inflation risk and operational risk.

Actuarial Risk

As an insurance company, Interseguro is exposed to the risk that the assumptions it employs to price a particular insurance policy, such as the frequency of losses or the severity of losses may be incorrect. Flaws in these assumptions may lead to premium mispricing and the miscalculation of the amount of funds necessary to cover such insurance policy. Particularly, upon the sale of an annuity, Interseguro records a reserve that is calculated on the basis of an updated discount rate obtained by a matching adjustment methodology and mortality data.

Credit Risk

Interseguro holds a large portfolio of debt investments and fixed income securities and is therefore exposed to the risk that the issuer may default on its interest or principal payments. This risk is mitigated through a three step process. Initially, regulations established by the SBS (1) limit the types of investments Interseguro can make, (2) set minimum credit ratings that securities must have, and (3) limit Interseguro’s investments with respect to a single issuer. Secondly, Interseguro performs a careful analysis on the securities it purchases. Finally, Interseguro’s investment committee, which is comprised of both internal and independent members of its board of directors, is responsible for approving any new investment and periodically reviews Interseguro’s investment portfolio.

Market Risk

Interseguro is exposed to the risk that the value of its investments decreases due to changing market conditions. Market risk drivers include equity prices, interest rates and real estate prices. Interseguro manages this risk by setting limits on individual issuer concentration, on type and liquidity of assets and on deviations from the terms of the technical liabilities they should cover. The risk management unit regularly assesses market risk to verify its alignment to Interseguro’s risk appetite. This assessment includes VaR analysis, contribution and sensitivity analysis of each risk driver and stress tests in different extreme scenarios.

The VaR analysis is a statistical measurement that quantifies the maximum loss expected for the investment portfolio for a period of time and a determined significance level under normal market conditions. For VaR calculation Interseguro uses a historical simulation model, with a 10 day period of time and a 99% significance level. The VaR is calculated for the entire market portfolio, and for market risk factors, such as interest rate, equity price and foreign exchange.

The validity of the VaR calculation is proven through back-testing, which uses historical data to ensure that the model adequately estimates the potential losses. Additionally, Interseguro employs sensitivity analysis to show potential portfolio losses derived from price, foreign currency and interest rate fluctuations.

As of December 31, 2019, December 31, 2018 and December 31, 2017 Interseguro’s VaR calculated for its investment portfolio, classified by type of risk, was as follows:

	December 31, 2019	December 31, 2018	December 31, 2017	Change
	(S/ in millions)			Dec 19 / Dec 18	Dec 18 / Dec 17
By type of risk
Exchange rate	(1.7)	(3.3)	2.1	1.5	(5.3)
Interest rate	225.9	172.0	497.4	53.9	(325.4)
Price	6.4	28.6	(1.5)	(22.1)	30.0
Diversification effect	0.2	2.6	1.8	(2.4)	0.8

Total	230.9	200.0	499.8	30.9	(299.9)

Between December 31, 2018 and December 31, 2019, the value of Interseguro’s investment portfolio in financial instruments increased by more than S/1,213.9 million, which also led to an increase in exposure to market risk represented by the VaR, principally in interest rate risk and price risk.

Due to the acquisition of Seguros Sura in November 2017 Interseguro’s portfolio increased considerably as of December 31, 2017; however the risk profile of debt investments was modified throughout 2018, causing a reduction in the VaR as of December 31, 2018, principally in interest rate risk and in minor effect price risk.

For the periods presented Interseguro did not have back-testing exceptions.

Interest Rate Risk

The following tables set forth all the assets and liabilities that are sensitive to interest rate movements.

In addition to fixed income investments, Interseguro has almost no interest-bearing assets or liabilities. Consequently, the interest rate risk of Interseguro is already incorporated into the market risk of the portfolio.

	Repricing Gap at December 31, 2019
	1 - Month	1-3 Months	3 Months - 1 Year	1 Year - 3 Years	3 Years – 5 Years	Over 5 Years	Past-due loans / Equities	Insurance
Interest earning assets	(S/ in millions)
Cash due from banks	296.7	—	—	—	—	—	—	296.7
Instruments at fair value through profit or loss	—	—	—	—	—	—	—	—
Instruments measured at fair value through other comprehensive income	20.6	6.7	121.1	332.7	450.0	9,468.6	823.5	11,223.2

Total interest earning assets	317.2	6.7	121.1	332.7	450.0	9,468.6	823.5	11,519.8

Interest bearing liabilities
Due to banks and correspondents	—	1.3	0.8	—	—	—	—	2.0
Bonds, notes and other obligations	2.0	0.3	—	—	—	968.8	—	971.1

Total interest bearing liabilities	2.0	1.6	0.8	—	—	968.8	—	973.2

Marginal gap	315.2	5.1	120.3	332.7	450.0	8,499.8	823.5	10,546.6
Accumulated gap	315.2	320.4	440.7	773.4	1,223.3	9,723.1	10,546.6	—

	Repricing Gap at December 31, 2018
	1 - Month	1-3 Months	3 Months - 1 Year	1 Year - 3 Years	3 Years – 5 Years	Over 5 Years	Past-due loans / Equities	Insurance
Interest earning assets	(S/ in millions)
Cash due from banks	86.2	—	—	—	—	—	—	86.2
Instruments measured at fair value through other comprehensive income	89.6	169.2	695.7	1,888.3	2,011.1	4,869.1	262.7	9,985.7

Total interest earning assets	175.8	169.2	695.7	1,888.3	2,011.1	4,869.1	262.7	10,071.9

Interest bearing liabilities
Bonds, notes and other obligations	—	172.1	851.2	—	—	—	—	1,023.2

Total interest bearing liabilities	—	172.1	851.2	—	—	—	—	1,023.2

Marginal gap	175.8	(2.9)	(155.4)	1,888.3	2,011.1	4,869.1	262.7	9,048.7
Accumulated gap	175.8	172.9	17.5	1,905.8	3,916.9	8,786.0	9,048.7	—

Foreign Exchange Risk

Interseguro has mainly assets and liabilities denominated in U.S. dollars. Interseguro manages its foreign exchange rate exposure by matching assets and liabilities by currency.

Liquidity Risk

Interseguro controls its liquidity needs in the short, medium and long term with the application of Asset Adequacy Tests. In simple terms, these are exercises in which the projected flows of the contracted annuities and insurance policies, are compared with the cash flows of the assets allocated for their coverage, and the present value of the surpluses, dynamically calculated, represents the level of liquidity adequacy of Interseguro.

Inflation Risk

Payments related to certain of Interseguro’s liabilities are adjusted for Peruvian inflation. Interseguro holds inflation-adjusted securities in its portfolio to offset this risk. Additionally, Interseguro holds a real estate investment portfolio that is naturally adjusted for inflation.

Operational Risk

Operational risk is defined as the possibility of losses due to inadequate processes, faulty personnel, information technology, or external events. To manage these risks, Interseguro uses tools for identification, evaluation and treatment of risks similar to the tools used by banks to comply with Basel II. The goals of these risk management tools may be summarized as follows:

•	reduce operational losses by identifying potential process risks;

•	identify operational risk in the development of new products;

•	manage control risk and self-assessment of critical processes; and

•	monitor and measure operational risk.

Wealth Management Segment

Inteligo’s risk management policies are guided by an emphasis on maintaining growth that is both sustainable, profitable and aligned to adequate levels of risk. In order to accomplish this, Inteligo has developed analytic tools and methodologies aiming to identify and manage risk efficiently. Inteligo monitors and reviews these tools to ensure that adequate levels of prediction and performance are maintained and, if necessary, to make adjustments or take corrective measures.

In order to manage the above risks, Inteligo has a specialized risk management structure, measurement systems and mitigation and coverage processes.

Inteligo uses different key risk indicators (“KRI”) to measure its exposure to risk factors. These KRI are continuously monitored and reviewed monthly by senior management and quarterly by the Integral Risk Management Committee and the board of directors to identify possible deviations from the stipulated risk appetite and apply timely corrective actions if needed.

Both credit and market risk are the main risks to be managed by Inteligo and, in order to mitigate its exposure and provide adequate risk coverage, it has established the following measures, among others:

•	policies, procedures, methodologies, and parameters aimed to identify, measure, control and report market and credit risk;

•	review and assessment of credit risk through a specialized risk department which is independent from the commercial unit and which assesses all credit risks prior to loan approvals;

•

compliance with regulatory limits and establishment of internal limits for concentration exposure to counterparties and financial instruments, such as concentration to industry, issuer, credit rating and type of investment; and

•	procedures for the management of loan guarantees.

Through these measures, Inteligo establishes the patterns and mechanisms needed to maintain a diversified portfolio and prevent excessive risk concentration.

Main Types of Risks

The main risks faced by Inteligo are credit risk, market risk, interest rate risk, foreign exchange risk, liquidity risk and operational risk.

Credit Risk

In our wealth management segment, only Inteligo Bank is exposed to credit risk. The substantial majority of loans we make are fully collateralized by time deposits or investment securities. Nevertheless, we have implemented strict credit risk management policies, which have contributed to the fact that in our entire history there has not been a non performing loan.

The following table presents the approval levels required for loan applications by total exposure amount in U.S. dollars.

Approval levels	Amount
Board of Directors	Over U.S.$20,000,000
Executive Committee	Up to U.S.$20,000,000
Credit Committee	Up to U.S.$10,000,000
Chief Executive Officer	Up to U.S.$3,000,000
Chief Operating Officer	Up to U.S.$1,000,000
Operations Manager	Up to U.S.$300,000

Credit approval is determined by the applicant’s repayment ability, which is determined primarily by the applicant’s credit history and cash flow generation for commercial loans or monthly net profit for retail loans.

The decision whether or not to approve an extension of credit takes into account the applicant’s economic environment, its ability to meet its obligations, collateral, management and character. We developed a credit risk scorecard system in 2013, which classifies applicants based on several variables such as leverage ratio, debt service as a percentage of monthly income and collateral quality, among others.

The Risk Unit is responsible for periodical monitoring of our credit portfolio and early detection of possible deviations in the credit performance and financial condition of clients in order to maintain a healthy loan portfolio and take timely and necessary actions to reduce or avoid losses. To this end, the Risk Unit reviews Inteligo Bank’s loan portfolio on a monthly basis and calculates an expected credit loss according to internal models. Additionally, it is responsible for the regulatory classification of all bank customers and appropriate allocation of reserves.

Although Inteligo Bank has a recovery process for the collection of unpaid loans, there has not been a non-performing or defaulted loan.

Market Risk

Market risk is the probability of loss due to variations in financial market conditions. The main variations to which Inteligo is exposed to are: interest rates and market pricing of financial instruments. Said variations can affect the value of Inteligo’s financial assets and liabilities. Exchange rate risk is minimal because of the small exposure to other currencies.

Inteligo Investment Portfolio

In order to monitor the risks within each instrument of its investment portfolio, Inteligo has established maximum exposure limits by individual issuer, investment type and currency that are calculated on a monthly basis.

The main technique used to measure and control market risk is VaR, which is a statistical measurement that quantifies the maximum loss expected for the investment portfolio for a period of time and a determined significance level under normal market conditions. Inteligo uses the historic VaR model for a period of one month with a 99% confidence level. The VaR is calculated for each risk factor (price, interest rate and exchange rate) and investment type (fixed income, equity and alternative investments).

Additionally, Inteligo calculates the marginal contribution to VaR of each instrument in the portfolio. The validity of the VaR calculation is verified through a back-testing methodology, which uses historical data to ensure that the model adequately estimates potential losses. Inteligo has also developed a sensitivity analysis to show potential portfolio losses from price variations in its investment portfolio or interest rates fluctuations.

The primary source of Inteligo’s market risk is Inteligo Bank’s investment portfolio, as it represents over 95% of Inteligo’s VaR results. As of December 31, 2019, December 31, 2018 and December 31, 2017 Inteligo’s VaR, classified by type of risk was as follows:

	December 31, 2019	December 31, 2018	December 31, 2017	Change
By type of risk	(S/ in millions)			Dec 19 / Dec 18	Dec 18 / Dec 17
Exchange rate	0.5	0.1	0.4	0.4	(0.3)
Interest rate	(8.4)	(4.5)	(3.2)	(3.9)	(1.3)
Price	29.2	46.5	42.1	(17.3)	4.4
Diversification effect	(0.0)	(0.1)	(0.0)	0.0	(0.0)

Total	21.3	42.0	39.3	(20.8)%	2.7

Inteligo’s VaR decreased S/20.8 million as of December 31, 2019, mainly as a result of a reduction in market volatility, when compared to December 31, 2018.

Inteligo’s VaR increased S/2.7 million as of the year ended December 31, 2018, mainly as a result of a higher market volatility, when compared to December 31, 2017.

For the periods presented Inteligo did not have back-testing exceptions.

Assets and Liabilities Management

Inteligo holds positions that are not actively traded, including its loan portfolio, customer deposits, and bank loans. These positions are also exposed to interest rate risk, exchange rate risk and liquidity risk.

Interest Rate Risk

Interest rates continuously fluctuate on the market. These fluctuations affect Inteligo in two ways: firstly, through the change in the valuation of assets and liabilities; and secondly, affecting the cash flows at repricing dates. The variation in the valuation of assets and liabilities is increasingly sensitive as the term at which the asset or liability repricing increases.

An analysis of the repricing gaps is performed in order to determine the impact of interest rates movements. Said analysis consists of classifying all the interest earning assets and interest bearing liabilities in several time ranges according of their repricing date. The impact of the variation in the valuation of assets and liabilities on each range (the repricing gap) is calculated in function of this analysis.

The following tables summarize Inteligo’s exposure to interest rate risks. Inteligo’s financial instruments are presented at book value, classified by the period of the contract’s interest rate repricing or maturity date, whichever occurs first:

	Repricing Gap at December 31, 2019
	Up to 1 - Month	From 1-3 Months	From 3 Months - 1 Year	From 1 Year - 3 Years	From 3 Years – 5 Years	Over 5 Years	Past-due loans / Equities	Wealth Management
	(S/ in millions)
Interest earning assets
Cash due from banks	497.9	27.2	103.4	11.2	—	—	—	639.6
Investments at fair value through profit or loss	—	—	—	—	—	—	—	0.0
Instruments measured at fair value through other comprehensive income	—	0.1	0.8	84.1	95.8	210.2	14.4	405.3
Loans, net of unearned interest	99.3	213.8	1,018.5	290.3	0.6	2.2	0.2	1,624.7

Total interest earning assets	597.2	241.0	1,122.6	385.6	96.3	212.4	14.6	2,669.6

Interest bearing liabilities
Deposits and obligations and deposits from financial entities	250.9	208.2	1,115.5	260.9	4.9	—	—	1,840.3
Due to banks and correspondents	315.3	—	—	—	—	—	—	315.3

Total interest bearing liabilities	566.3	208.2	1,115.5	260.9	4.9	0.0	0.0	2,155.7

Marginal gap	(30.9)	32.8	7.1	124.7	91.4	212.4	14.6	513.9
Accumulated gap	(30.9)	63.7	70.8	195.6	287.0	499.3	513.9	—

	Repricing Gap at December 31, 2018
	Up to 1 - Month	From 1-3 Months	From 3 Months - 1 Year	From 1 Year - 3 Years	From 3 Years - 5 Years	Over 5 Years	Past-due loans / Equities	Wealth Management
	(S/ in millions)
Interest earning assets
Cash due from banks	48.5	—	135.4	36.1	—	—	—	220.0
Instruments measured at fair value through other comprehensive income	4.3	0.6	2.3	87.6	111.6	193.0	18.0	417.4
Loans, net of unearned interest	59.0	179.7	353.2	888.9	93.1	2.7	(0.2)	1,576.4

Total interest earning assets	111.7	180.3	491.0	1,012.5	204.7	195.7	17.8	2,213.7

Interest bearing liabilities
Deposits and obligations and deposits from financial entities	225.3	119.4	356.6	711.1	230.0	—	—	1,642.4
Due to banks and correspondents	323.8	—	—	—	—	—	—	323.8

Total interest bearing liabilities	549.2	119.4	356.6	711.1	230.0	—	—	1,966.2

Marginal gap	(437.5)	60.9	134.4	301.5	(25.3)	195.7	17.8	247.5
Accumulated gap	(437.5)	(376.5)	(242.1)	59.3	34.0	229.7	247.5	—

Foreign Exchange Risk

Exchange rate risk is related to the variation of the positions both on- and off-balance sheet that may be negatively affected by exchange rates movements. Inteligo Bank’s main business is performed in U.S. dollars, its functional currency. Management sets a limit to exposure levels in other currencies and monitors it monthly.

Inteligo SAB uses both soles and U.S. dollars in its trading operations and maintains positions in both currencies. Interfondos manages mutual funds in both soles and U.S. dollars.

Liquidity Risk

Liquidity risk consists of Inteligo’s inability to comply with the maturity of its obligations, thus incurring losses that affect its equity position. This risk may arise as result of diverse events such as the unexpected decrease of funding sources or the inability to rapidly settle assets, among others.

Although Inteligo takes short-term deposits, most of the deposits have historically been renewed or maintained, and consequently they represent a stable funding source. Additionally, the average loan term is less than a year and more than a half of the investment portfolio can be easily liquidated, so liquidity risk is low.

Nevertheless, Inteligo assesses medium-term and long-term liquidity through a structural analysis of its funds inflows and outflows on diverse maturity terms. This process allows it to know the diverse funding sources, how liquidity needs to be increased, and which terms are mismatched. On the basis of this information, the necessary decisions to maintain adequate liquidity levels are taken.

Operational Risk

Inteligo manages operational risk through its risk unit, guided by banking best-practices, including Basel II policies. The objectives of the operational risk management are to:

•	reduce operational losses by identifying potential process risks;

•	identify operational risk in the development of new products; and

•	manage control risk and self-assess critical processes;

•	monitor and measure operational risk.

Inteligo’s methodology is based on two tools for identifying and measuring risks that calculate the exposure level and facilitates decision-making to mitigate exposures within certain limits of risk tolerance. These tools are risks and controls self-assessment, and collection of loss event.

Inteligo Bank uses the Basic Indicator Approach for operational risk management under Basel II, according to the Central Bank of The Bahamas’ regulation. In recent years, Inteligo launched several initiatives to strengthen the risk culture among the employees.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not Applicable.

B.	Warrants and Rights

Not Applicable.

C.	Other Securities

None.

D.	American Depositary Shares

None.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2019.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

This Annual Report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC’s for newly public companies.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

Item 16A	Audit Committee Financial Expert

Our board of directors has determined that Felipe Federico Roy Morris Guerinoni, a member of our audit committee, meets the requirements of an “audit committee financial expert,” as defined by the SEC, and is an independent member of the audit committee under applicable SEC and NYSE rules.

See Item 6: “Directors, Senior Management and Employees—Board Practices—Audit Committee.”

Item 16B	Code of Ethics

In 2016, we updated our code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act which applies to all directors, officers, employees, consultants and contractors without exception. The code is publicly available on the corporate governance section of our website at https://www.ifs.com.pe/. The information on our website is not incorporated into this Annual Report on Form 20-F.

The Code of Ethics is available to the general public on our web page at www.ifs.com.pe. This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this Annual Report on Form 20-F.

Item 16C	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, EY Peru, during the fiscal years ended December 31, 2018 and 2019:

	Year ended December 31,
	2018(1)	2019(1)
	(S/ in millions)
Audit fees	6.2	10.4
Audit-related fees	0.8	0.2
Tax fees	1.5	0.8
Other fees	0.4	0.3

Total fees	8.9	11.6

(1)	Including taxes.

“Audit fees” in the above table are the aggregate fees billed by EY Peru in connection with the audit of our annual financial statements. This line item includes: the audit of our and our subsidiaries’ statutory accounts, the audit of the consolidated financial statements required by Item 18 of Form 20-F, the limited reviews of financial statements of our subsidiaries and procedures related to the issuance of comfort letters.

“Audit related fees” in the above table are the aggregate fees billed by EY Peru for assurance and related services that are reasonably related to the performance of the audit or review of IFS financial statements and are not reported under “audit fees”. This line item includes services such as attestation reports for our subsidiaries as required by statute or regulations.

“Tax fees” related to tax services which include all services performed by IFS´s independent auditor´s tax personnel, except those services specifically related to the review and preparation of IFS´s financial statements, and which principally consist of tax compliance and advisory service.

“All Other fees” includes other advisory services to our subsidiaries.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee is responsible for the appointment of our external auditors, determining their compensation, retention and oversight, and resolving any disagreement that may arise between management and our external auditors. Our audit committee annually pre-approves the services that may be retained with our external auditor, considering the independence rules for the external auditor described in section I of Annex A of the Audit Committee Policy. These previously approved services are ratified and/or adjusted once a year by the audit committee. In addition, our audit committee may, at any time, add or eliminate services from the pre-approval list. We may engage our external auditors for all services contained in the pre-approval list without additional audit committee approval, provided that they do not exceed the amount of U.S.$50,000. Any services not included in such pre-approval list or which, having been previously approved, exceed the amount indicated above, need to be specifically reviewed and approved by our audit committee before any such engagement.

All proposed services carried out by our external auditors as well as corresponding fees related to audit and non-audit services, have been presented to our audit committee, which has determined they are reasonable and consistent with our policies.

Our audit committee’s main duties are disclosed in “Item 6. Directors, Senior Management and Employees—Board Practices.” Furthermore, the authorization to hire external auditors is subject to approval by our shareholders at the ordinary annual shareholders’ meeting although our audit committee is responsible for their appointment and oversight.

Item 16D	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not make any purchases of our previously issued shares during the fiscal year ended December 31, 2019.

Item 16F	Change in Registrant’s Certifying Accountant

During the years ended December 31, 2019, 2018 and 2017 and through the date of this Annual Report on Form 20-F, EY Peru, has not resigned, has not indicated that it will decline to stand for re-election after the completion of its current audit nor has it been dismissed.

Item 16G	Corporate Governance

Corporate Governance

As a foreign private issuer, we are subject to different corporate governance requirements than those followed by a U.S. company with shares listed on the NYSE that follow NYSE listing standards. With certain exceptions, foreign private issuers are permitted to follow their home country corporate governance standards.

We are registered with the SMV and although there is no legal obligation to comply with Peruvian corporate governance practices, we are required to report our degree of compliance with Peruvian corporate governance practices for Peruvian publicly-held companies to the SMV. Because we are not subject to Panamanian securities laws as we have not offered any securities in Panama and because general corporate law in Panama does not impose any meaningful restrictions on our corporate governance, a comparison to Panamanian corporate governance practices is not applicable. Additionally, we have adopted a set of additional corporate governance guidelines as contemplated by the U.S. Sarbanes-Oxley Act of 2002 and our articles of incorporation, which include the establishment of:

•	principles and duties relating to the conduct of our management, including as with respect to confidentiality and conflicts of interest;

•	internal accounting controls systems;

•	corporate governance guidelines;

•	amendments to the audit committee charter;

•	a code of business conduct and ethics;

•	corporate anti-corruption policies and guidelines, including compliance with the FCPA; and

•	amendments to corporate compliance policies.

Pursuant to Section 303A.11 of the Listed Company Manual of the NYSE, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. The following is a comparison between our corporate governance policies under Peruvian law and those of the NYSE listing standards.

NYSE Standards Director Independence. A majority of the board of directors must be independent, except in the case of a “controlled” issuer. §303A.01 of the NYSE Listed Company Manual

Our Corporate Governance Practices

Our articles of incorporation provide for a minimum of three members for our board of directors. Currently, our board of directors is composed of seven members.

The criteria for determining independence under our corporate governance standards has been defined in accordance with Rule 10A-3 under the Exchange Act.

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03 of the NYSE Listed Company Manual

Under our articles of incorporation and applicable laws non-management directors are not required to meet in executive sessions without management.

Commencing in 2020, our non-management directors will have meetings without the presence of the management team.

NYSE Standards Audit committee. An audit committee satisfying the requirements of Rule 10A-3 under the Exchange Act. §303A.06 of the NYSE Listed Company Manual

Our Corporate Governance Practices

Our audit committee complies with the criteria set forth under our “Audit Committee Charter,” the rules of the NYSE and Rule 10A-3(b)(1) of the Exchange Act, each as applicable to foreign private issuers and taking into account applicable transition periods. Our audit committee consists of three directors, all of whom are financially literate and one of whom is a financial expert. Two of the audit committee members are independent and our audit committee will be fully independent by July 2020 in compliance with NYSE rules and Rule 10A-3(b) of the Exchange Act.

Audit committee additional requirements. §303A.07 of the NYSE Listed Company Manual requires that an audit committee must consist of at least three members, each of whom are financially literate and at least one of whom is a financial expert, and that the audit committee have a written charter outlining the committee’s responsibilities.	Our audit committee complies with the criteria set forth under our “Audit Committee Charter,” the rules of the NYSE and Rule 10A-3(b)(1) of the Exchange Act, each as applicable to foreign private issuers and taking into account applicable transition periods. Our audit committee consists of three directors, all of whom are financially literate and one of whom is a financial expert. Two of the audit committee members are independent.

Nominating/corporate governance committee. A nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04 of the NYSE Listed Company Manual	We do not have a nominating/corporate governance committee. Our board of directors has the power to establish such a committee in the future on the terms it deems appropriate.

Compensation committee. A compensation committee of independent directors is required. The committee must approve executive officer compensation and must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05 of the NYSE Listed Company Manual	We do not have a compensation committee. Our Board of Directors may establish a compensation committee in the future on the terms it deems appropriate.

Code of Ethics. A code of business conduct and ethics are required, as is disclosure of any waiver for directors or executive officers. §303A.10 of the NYSE Listed Company Manual	We have adopted a code of business conduct and ethics, as contemplated by the NYSE. Our board of directors has the obligation to verify compliance with the provisions of such code.

Item 16H	Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Our audited consolidated financial statements are included in this Annual Report on Form 20-F beginning at page F-1. Our financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1*	Legalized Translation of the Articles of Incorporation of the Registrant, as currently in effect (previously filed as Exhibit 3.1 of Form F-1 (File No. 333-232554) as filed with the SEC on July 3, 2019, and incorporated by reference herein).

2.*	IFS Indenture, dated October 19, 2017, among the Registrant, The Bank of New York Mellon, as Trustee, and The Bank of New York Mellon SA/NV, Luxembourg, as Luxembourg transfer and paying agent (relating to our U.S.$300,000,000 4.125% Senior Notes due 2027) (previously filed as Exhibit 10.1 of Form F-1 (File No. 333-232554) as filed with the SEC on July 3, 2019, and incorporated by reference herein).

3*	Irrevocable Proxy Agreement as of June 12, 2019, by and among International Financial Holdings Group Inc., in favor of George Pastor, Carlos Tomás Rodriguez Pastor, and Anne Marie See (previously filed as Exhibit 9.1 of Form F-1/A (File No. 333-232554) as filed with the SEC on July 15, 2019, and incorporated by reference herein).

8.*	List of Subsidiaries (previously filed as Exhibit 21.1 of Form F-1 (File No. 333-232554) as filed with the SEC on July 3, 2019, and incorporated by reference herein).

12.1**	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

(*)	Previously filed.
(**)	Filed herewith.

Omitted from the exhibits filed with this Annual Report on Form 20-F are certain instruments and agreements with respect to our long-term debt, none of which authorizes securities in a total amount that exceeds 10% of our total assets and our subsidiaries on a consolidated basis. We hereby agree to furnish to the SEC copies of any such omitted instruments or agreements as the SEC requests.

SIGNATURE

The registrant, INTERCORP FINANCIAL SERVICES, INC., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

Date: April 22, 2020

INTERCORP FINANCIAL SERVICES, INC.
By	/s/ Luis Felipe Castellanos López Torres .
Name:	Luis Felipe Castellanos López Torres
Title:	Chief Executive Officer

Intercorp Financial Services Inc. and Subsidiaries

Consolidated financial statements as of December 31, 2019 and 2018, together with the Report of Independent Registered Public Accounting Firm

Intercorp Financial Services Inc. and Subsidiaries

Consolidated financial statements as of December 31, 2019 and 2018, together with the Report of Independent Registered Public Accounting Firm

Content

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Intercorp Financial Services Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Intercorp Financial Services Inc. and Subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Intercorp Financial Services Inc. and Subsidiaries as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Adoption of IFRS 16 Leases and IFRS 9 Financial Instruments

As mentioned in Note 3.2.2 to the consolidated financial statements, in 2019, the Company adopted IFRS 16 “Leases”. In addition, in 2018, the Company adopted IFRS 9 “Financial Instruments”. The accounting effects of the adoption of these standards are detailed in said Note.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Report of Independent Registered Public Accounting Firm (continued)

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Paredes, Burga & Asociados S. Civil de R.L.

A member practice of Ernst & Young Global Limited

/s/ Victor Tanaka

Victor Tanaka

We have served as the Company’s auditor since 2006

Lima, Peru

April 22, 2020

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of financial position

As of December 31, 2019 and 2018

		2019	2018
	Note	S/(000)	S/(000)
Assets
Cash and due from banks	4(a)
Non-interest bearing		2,704,758	3,102,250
Interest bearing		7,153,180	3,991,629
Restricted funds		1,270,937	1,286,532

		11,128,875	8,380,411
Inter-bank funds	4(e)	85,006	495,037
Financial investments	5	19,072,718	17,629,445
Loans, net:	6
Loans, net of unearned interest		38,531,632	34,325,721
Impairment allowance for loans		(1,394,779)	(1,364,804)

		37,136,853	32,960,917
Investment property	7	972,096	986,538
Property, furniture and equipment, net	8	950,943	622,525
Due from customers on acceptances		139,685	132,961
Intangibles and goodwill, net	9	979,262	954,546
Other accounts receivable and other assets, net	10	1,051,872	1,502,554
Deferred Income Tax asset, net	15	44,983	79,475

Total assets		71,562,293	63,744,409

		2019	2018
	Note	S/(000)	S/(000)
Liabilities and equity
Deposits and obligations	11
Non-interest bearing		5,644,238	5,321,025
Interest bearing		32,448,986	28,360,925

		38,093,224	33,681,950
Inter-bank funds	4(e)	169,138	—
Due to banks and correspondents	12	3,979,637	4,293,361
Bonds, notes and other obligations	13	6,890,290	6,496,778
Due from customers on acceptances		139,685	132,961
Insurance contract liabilities	14	11,338,810	10,300,468
Other accounts payable, provisions and other liabilities	10	2,048,048	1,750,363
Deferred Income Tax liability, net	15	13	52

Total liabilities		62,658,845	56,655,933

Equity, net	16
Equity attributable to IFS’s shareholders:
Capital stock		1,038,017	963,446
Treasury stock		(196)	(208,178)
Capital surplus		530,456	268,077
Reserves		4,700,000	4,700,000
Unrealized results, net		442,905	121,686
Retained earnings		2,145,688	1,203,043

		8,856,870	7,048,074
Non-controlling interest		46,578	40,402

Total equity, net		8,903,448	7,088,476

Total liabilities and equity, net		71,562,293	63,744,409

The accompanying notes are an integral part of these consolidated financial statements.

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of income

For the years ended December 31, 2019, 2018 and 2017

		2019	2018	2017
	Note	S/(000)	S/(000)	S/(000)
				Note 3.2.1
Interest and similar income	19	4,847,216	4,321,282	3,809,020
Interest and similar expenses	19	(1,407,897)	(1,170,586)	(1,119,889)
Net interest and similar income		3,439,319	3,150,696	2,689,131
Impairment loss on loans, net of recoveries	6(d.1), (d.2) and (e)	(750,811)	(660,072)	(827,935)
(Loss) recovery due to impairment of financial investments	5(c)	(6,790)	13,077	(20,759)
Net interest and similar income after impairment loss		2,681,718	2,503,701	1,840,437
Fee income from financial services, net	20	925,885	874,426	849,242
Net gain on foreign exchange transactions		201,352	228,160	201,829
Net gain on sale of financial investments		112,215	14,240	184,847
Net gain from derecognition of financial assets at amortized cost	5(d)	8,474	—	—
Net gain on financial assets at fair value through profit or loss		103,210	11,979	18,443
Net gain on investment property	7(b)	96,168	85,298	25,406
Other income	21	70,660	69,043	87,439

		1,517,964	1,283,146	1,367,206

Insurance premiums and claims
Net premiums earned	22	426,608	328,566	259,349
Net claims and benefits incurred for life insurance contracts and others	23	(722,305)	(736,032)	(412,276)

		(295,697)	(407,466)	(152,927)

Other expenses
Salaries and employee benefits	24	(798,774)	(755,914)	(714,582)
Administrative expenses	25	(786,362)	(775,254)	(730,564)
Depreciation and amortization	8(a) and 9(a)	(262,015)	(164,698)	(145,162)
Other expenses	21	(131,163)	(141,615)	(120,326)

		(1,978,314)	(1,837,481)	(1,710,634)

Income before translation result and Income Tax		1,925,671	1,541,900	1,344,082
Translation result		17,770	(34,991)	15,898
Income Tax	15(c)	(493,326)	(415,515)	(326,526)

Net profit for the year		1,450,115	1,091,394	1,033,454

Attributable to:
IFS’s shareholders		1,441,258	1,084,280	1,027,379
Non-controlling interest		8,857	7,114	6,075

		1,450,115	1,091,394	1,033,454

Earnings per share attributable to IFS’s shareholders basic and diluted (stated in Soles)	26	12.778	9.818	9.625

Weighted average number of outstanding shares (in thousands)	26	112,789	110,436	106,736

The accompanying notes are an integral part of these consolidated financial statements.

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of other comprehensive income

For the years ended December 31, 2019, 2018 and 2017

		2019	2018	2017
	Note	S/(000)	S/(000)	S/(000)
				Note 3.2.1
Net profit for the year		1,450,115	1,091,394	1,033,454
Other comprehensive income that will not be reclassified to the consolidated statement of income in subsequent periods:
Revaluation of gains on equity instruments at fair value through other comprehensive income	16(e)	116,672	41,398	—
Income Tax	16(e)	219	26	—

Total unrealized gain that will not be reclassified to the consolidated statement of income		116,891	41,424	—

Other comprehensive income to be reclassified to the consolidated statement of income in subsequent periods:
Net movement of debt instruments at fair value through other comprehensive income	16(e)	1,263,135	(478,005)	—
Income Tax	16(e)	7,878	6,309	—

		1,271,013	(471,696)	—
Insurance premiums reserve	3.2.1(i) and 16(e)	(1,001,073)	750,794	(195,619)

Net movement in available-for-sale investments	16(e)	—	—	439,828
Income Tax	16(e)	—	—	14,471

		—	—	454,299
Net movement of cash flow hedges	16(e)	(63,938)	38,453	(2,528)
Income Tax	16(e)	13,052	(10,335)	1,172

		(50,886)	28,118	(1,356)
Translation of foreign operations	16(e)	(14,507)	26,589	(22,480)

Total unrealized gain to be reclassified to the consolidated statement of income in subsequent periods		204,547	333,805	234,844

Total other comprehensive income for the year, net of Income Tax		1,771,553	1,466,623	1,268,298

Attributable to:
IFS’s shareholders		1,762,477	1,460,736	1,261,772
Non-controlling interest		9,076	5,887	6,526

		1,771,553	1,466,623	1,268,298

The accompanying notes are an integral part of these consolidated financial statements.

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of changes in equity

For the years ended December 31, 2019, 2018 and 2017

						Attributable to IFS’s shareholders
								Unrealized results, net
	Number of shares						Instruments that will not be reclassified to the consolidated statement of income	Instruments that will be reclassified to the consolidated statement of income
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value	Debt instruments at fair value	Insurance premiums reserves, Note 3.2.1(i)	Available- for-sale investments	Cash flow hedges reserve	Foreign currency translation	Retained earnings	Total	Non- controlling interest	Total equity, net
	(in thousands)	(in thousands)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2017, Note 3.2.1	113,110	(6,179)	963,446	(522,106)	268,077	2,600,000	—	—	(479,476)	(83,817)	1,301	98,874	2,032,812	4,879,111	119,235	4,998,346
Net profit for the year	—	—	—	—	—	—	—	—	—	—	—	—	1,027,379	1,027,379	6,075	1,033,454
Other comprehensive income	—	—	—	—	—	—	—	—	(195,619)	453,829	(1,337)	(22,480)	—	234,393	451	234,844

Total other comprehensive income	—	—	—	—	—	—	—	—	(195,619)	453,829	(1,337)	(22,480)	1,027,379	1,261,772	6,526	1,268,298
Declared and paid dividends, Note 16(a)	—	—	—	—	—	—	—	—	—	—	—	—	(475,773)	(475,773)	—	(475,773)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,722)	(2,722)
Transfer of retained earnings to reserves, Note 16(g)	—	—	—	—	—	1,100,000	—	—	—	—	—	—	(1,100,000)	—	—	—
Purchase of treasury stock	—	(500)	—	(52,774)	—	—	—	—	—	—	—	—	—	(52,774)	—	(52,774)
Sale of treasury stock, Note 16(b)	—	1,251	—	107,680	—	—	—	—	—	—	—	—	34,984	142,664	175	142,839
Dividends received by Subsidiaries on treasury stock	—	—	—	—	—	—	—	—	—	—	—	—	24,081	24,081	161	24,242
Acquisition of Subsidiary, Note 9(b)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,912	1,912
Purchase of non-controlling interest, Note 2(b)	—	—	—	—	—	—	—	—	—	—	—	—	21,462	21,462	(88,039)	(66,577)
Others	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(884)	(884)

Balance as of December 31, 2017, Note 3.2.1	113,110	(5,428)	963,446	(467,200)	268,077	3,700,000	—	—	(675,095)	370,012	(36)	76,394	1,564,945	5,800,543	36,364	5,836,907
Changes due to the first adoption of IFRS 9, Note 3.2.2	—	—	—	—	—	—	105,619	238,348	—	(370,012)	—	—	(57,271)	(83,316)	(584)	(83,900)

Restated balance as of January 1, 2018, Note 3.2.1	113,110	(5,428)	963,446	(467,200)	268,077	3,700,000	105,619	238,348	(675,095)	—	(36)	76,394	1,507,674	5,717,227	35,780	5,753,007
Net profit for the year	—	—	—	—	—	—		—	—	—	—	—	1,084,280	1,084,280	7,114	1,091,394
Other comprehensive income	—	—	—	—	—	—	41,935	(470,685)	750,670	—	27,947	26,589	—	376,456	(1,227)	375,229

Total other comprehensive income	—	—	—	—	—	—	41,935	(470,685)	750,670	—	27,947	26,589	1,084,280	1,460,736	5,887	1,466,623
Declared and paid dividends, Note 16(a)	—	—	—	—	—	—	—	—	—	—	—	—	(510,688)	(510,688)	—	(510,688)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,969)	(2,969)
Transfer of retained earnings to reserves, Note 16(g)	—	—	—	—	—	1,000,000	—	—	—	—	—	—	(1,000,000)	—	—	—
Sale of treasury stock, Note 16(b)	—	3,010	—	259,022	—	—	—	—	—	—	—	—	123,705	382,727	862	383,589
Dividends received by Subsidiaries on treasury stock	—	—	—	—	—	—	—	—	—	—	—	—	8,972	8,972	63	9,035
Purchase of non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(161)	(161)
Others	—	—	—	—	—	—	—	—	—	—	—	—	(10,900)	(10,900)	940	(9,960)

Balance as of December 31, 2018	113,110	(2,418)	963,446	(208,178)	268,077	4,700,000	147,554	(232,337)	75,575	—	27,911	102,983	1,203,043	7,048,074	40,402	7,088,476
Net profit for the year	—	—	—	—	—	—	—	—	—	—	—	—	1,441,258	1,441,258	8,857	1,450,115
Other comprehensive income	—	—	—	—	—	—	117,329	1,268,496	(999,430)	—	(50,669)	(14,507)	—	321,219	219	321,438

Total other comprehensive income	—	—	—	—	—	—	117,329	1,268,496	(999,430)	—	(50,669)	(14,507)	1,441,258	1,762,477	9,076	1,771,553
Initial Public Offering, Notes 1(b) and 16(a) and (b)	2,337	2,418	74,571	208,178	262,379	—	—	—	—	—	—	—	138,997	684,125	814	684,939
Declared and paid dividends, Note 16(a)	—	—	—	—	—	—	—	—	—	—	—	—	(654,464)	(654,464)	—	(654,464)
Purchase of treasury stock, Note 16(b)	—	(1)	—	(196)	—	—	—	—	—	—	—	—	—	(196)	—	(196)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,654)	(3,654)
Dividends received by Subsidiaries on treasury stock	—	—	—	—	—	—	—	—	—	—	—	—	11,422	11,422	80	11,502
Others	—	—	—	—	—	—	—	—	—	—	—	—	5,432	5,432	(140)	5,292

Balance as of December 31, 2019	115,447	(1)	1,038,017	(196)	530,456	4,700,000	264,883	1,036,159	(923,855)	—	(22,758)	88,476	2,145,688	8,856,870	46,578	8,903,448

The accompanying notes are an integral part of these consolidated financial statements.

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of cash flows

For the years ended December 31, 2019, 2018 and 2017

	2019 S/(000)	2018 S/(000)	2017 S/(000)
			Note 3.2.1
Cash flows from operating activities
Net profit for the year	1,450,115	1,091,394	1,033,454
Plus (minus) adjustments to net profit
Impairment loss on loans, net of recoveries	750,811	660,072	827,935
Loss (recovery) due to impairment of financial investments	6,790	(13,077)	20,759
Depreciation and amortization	262,015	164,698	145,162
Provision for sundry risks	3,872	3,504	9,748
Provision for asset seized	355	9,754	—
Deferred Income Tax	38,554	13,727	(4,376)
Net gain on sale of financial investments	(112,215)	(14,240)	(184,847)
Net gain from derecognition of financial assets at amortized cost	(8,474)	—	—
Net gain of financial assets at fair value through profit or loss	(103,210)	(11,979)	(18,443)
Net (gain) loss for valuation of investment property	(54,493)	(47,765)	1,878
Translation result	(17,770)	34,991	(15,898)
(Loss) gain on sale of investment property	7,164	(4,655)	—
Decrease (increase) in accrued interest receivable	3,222	(64,215)	(70,112)
Increase (decrease) in accrued interest payable	48,307	24,627	(15,887)
Net changes in assets and liabilities
Net increase in loans	(4,938,144)	(5,421,176)	(2,035,076)
Net (increase) decrease in other accounts receivable and other assets	(262,882)	(350,494)	282,092
Net decrease in restricted funds	15,240	673,907	1,307,577
Increase in deposits and obligations	4,373,366	1,045,762	2,509,351
Decrease in due to banks and correspondents	(320,775)	(124,017)	(900,386)
Increase in other accounts payable, provisions and other liabilities	841,334	899,183	824,944
Income Tax paid	(413,001)	(426,356)	(341,650)
Increase (decrease) of investments at fair value through profit or loss	98,583	(189,001)	29,381

Net cash provided by (used in) operating activities	1,668,764	(2,045,356)	3,405,606

Consolidated statement of cash flows (continued)

	2019 S/(000)	2018 S/(000)	2017 S/(000)
			Note 3.2.1
Cash flows from investing activities
Sale (purchase) of investments at fair value through other comprehensive income and at amortized cost	145,888	(269,847)	(1,275,199)
Purchase of property, furniture and equipment	(68,185)	(72,709)	(84,685)
Purchase of intangible assets	(142,539)	(127,928)	(160,515)
Purchase of investment property	(60,865)	(55,795)	(124,089)
Sale of investment property	129,800	230,746	—
Acquisition of Subsidiaries, net of received cash	—	—	(660,527)

Net cash provided by (used in) investing activities	4,099	(295,533)	(2,305,015)

Cash flows from financing activities
Dividends paid	(654,464)	(510,688)	(475,773)
Issuance of bonds, notes and other obligations	2,255,551	595,258	956,575
Payments of bonds, notes and other obligations	(1,678,604)	(10,119)	—
Net decrease (increase) in receivable inter-bank funds	410,031	(93,821)	(400,537)
Net increase (decrease) in payable inter-bank funds	169,138	(30,008)	(300,938)
Initial Public Offering, net of related expenses	684,125	—	—
Sale (purchase) of treasury stock, net	(196)	383,589	90,065
Dividend payments to non-controlling interest	(3,245)	(2,969)	(2,722)
Lease payments	(117,463)	(105,567)	(99,734)
Purchase of non-controlling interest	—	—	(66,577)

Net cash provided by (used in) financing activities	1,064,873	225,675	(299,641)

Net increase (decrease) in cash and cash equivalents	2,737,736	(2,115,214)	800,950
Translation gain (loss) on cash and cash equivalents	26,931	(23,341)	(72,380)
Cash and cash equivalents at the beginning of the year	7,087,062	9,225,617	8,497,047

Cash and cash equivalents at the end of the year, Note 3.4(af)	9,851,729	7,087,062	9,225,617

Supplementary cash flow information:
Cash paid by -
Interest	1,285,163	1,089,114	1,088,261
Dividends	658,117	513,665	478,514
Income Tax	425,651	363,990	329,381
Cash received by -
Interest	4,772,616	4,191,721	3,720,149
Dividends	83,977	73,047	28,833

The accompanying notes are an integral part of these consolidated financial statements.

Intercorp Financial Services Inc. and Subsidiaries

Notes to the consolidated financial statements

As of December 31, 2019 and 2018

1.	Business activity and Initial Public Offering

(a)	Business activity -

Intercorp Financial Services Inc. and Subsidiaries (henceforth “IFS”, “the Company” or “the Group”), is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006, and is a Subsidiary of Intercorp Perú Ltd. (henceforth “Intercorp Perú”), a holding Company incorporated in 1997 in the Commonwealth of the Bahamas. As of December 31, 2019, Intercorp Perú holds directly and indirectly 70.62 percent of the issued and outstanding capital stock of IFS (76.46 percent of the issued capital stock of IFS, equivalent to 75.94 percent of the outstanding capital stock of IFS as of December 31, 2018).

IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.

As of December 31, 2019 and 2018, IFS holds 99.30 percent of the capital stock of Banco Internacional del Perú S.A.A. – Interbank (henceforth “Interbank”), 99.84 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”), 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”). Also, as of December 31, 2018, IFS held 99.42 percent of the capital stock of Hipotecaria Sura Empresa Administradora Hipotecaria S.A. (henceforth “Hipotecaria Sura”).

The operations of Interbank and Interseguro are concentrated in Peru, while the operations of Inteligo and its Subsidiaries (Interfondos S.A. Sociedad Administradora de Fondos, Inteligo Sociedad Agente de Bolsa S.A. and Inteligo Bank Ltd.) are mainly concentrated in Peru and Panama. Hipotecaria Sura was extinguished in October 2019.

The main activities of IFS’s Subsidiaries and their assets, liabilities, equity, operating income, net income, balances and other relevant information are presented in Note 2.

The consolidated financial statement of IFS and Subsidiaries as of December 31, 2018, and for the year then ended, were approved by the Board of Directors on May 8, 2019. The consolidated financial statements as of December 31, 2019, and for the year then ended, have been approved and authorized for issuance by Management and the Audit Committee on April 22, 2020, and will be submitted for approval by the Board of Directors and the General Shareholders’ Meeting that will be held within the deadline established by law. In Management’s opinion, the accompanying consolidated financial statements will be approved by the Board of Directors and the General Shareholders’ Meeting without modifications.

Notes to the consolidated financial statements (continued)

(b)	Initial Public Offering

On July 3, 2019, the Board of IFS approved the filing with the Securities and Exchange Commission of the United States of America (henceforth “SEC”), of a Registration Statement under Form F-1 of the Securities Exchange Act of 1933 of the United States of America, in relation with a proposal of an Initial Public Offering (henceforth “Offering”) of IFS’s common shares.

On July 18, 2019, IFS announced the placement of the Offering for approximately 9,000,000 common shares at a price of US$46.00 per common share. The sale was performed by (i) IFS, (ii) Interbank, (iii) Intercorp Perú; and (iv) a non-related shareholder. Additionally, IFS granted the Offering placers a 30-day call option for up to 1,350,000 new common shares, as an additional initial issuance.

As result of said Offering, IFS sold 2,418,754 common shares held as treasury stock (including shares sold by Interbank), as well as approximately 1,150,000 new common shares to be issued. Intercorp Perú sold 2,531,246 shares, and the non-related shareholder sold 3,000,000 shares. Additionally, the placers exercised the call option regarding 1,186,841 new common shares.

In this sense, IFS and Subsidiaries combined, sold, 4,755,595 shares at US$46.00 per share. The sale value amounted to approximately US$218,757,000 (before issuance expenses).

The total impact of the Offering on the Company’s net equity, after discounting the issuance expenses, amounted to S/684,125,000 (approximately US$208,384,000), mainly explained by:

(i)

Issuance of 2,336,841 shares, for an amount of S/336,950,000, out of which S/74,571,000 correspond to capital stock and S/262,379,000 to capital surplus (net of issuance expenses for S/15,957,000), see Note 16(a).

(ii)

Sale of 2,418,754 share held as treasury stock, including shares sold by Interbank, for a total amount of S/347,175,000, which were recorded in captions “Treasury stock” and “Retained earnings”, see Note 16(b).

2.	Subsidiaries

IFS’s Subsidiaries are the following:

(a)	Banco Internacional del Perú S.A.A. - Interbank and Subsidiaries -

Interbank is incorporated in Peru and is authorized by the Superintendence of Banking, Insurance and Private Pension Funds (henceforth “SBS”, by its Spanish acronym) to operate as a universal bank in accordance with Peruvian legislation. The Bank’s operations are governed by the General Act of the Banking and Insurance System and Organic Act of the SBS – Act No. 26702 (henceforth “the Banking and Insurance Act”), that establishes the requirements, rights, obligations, restrictions and other operating conditions that financial and insurance entities must comply with in Peru.

Notes to the consolidated financial statements (continued)

As of December 31, 2019 and 2018, Interbank had 255 and 269 offices, respectively, and a branch established in the Republic of Panama. Regarding said branch, on April 23, 2019, Interbank’s Board approved its voluntary closing. As of the date of this report, there is no specific date for the completion of said process.

Additionally, it holds approximately 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Internacional de Títulos Sociedad Titulizadora S.A. - Intertítulos S.T.	Manages securitization funds.

Compañía de Servicios Conexos Expressnet S.A.C.	Services related to credit card transactions or products related to the brand “American Express”.

Inversiones Huancavelica S.A.

Real estate activities. As of December 31, 2019, the entity was absorbed by Banco Internacional del Perú S.A.A. through a process of merging by absorption, which was authorized by the SBS in September 2019.

Contacto Servicios Integrales de Créditos y Cobranzas S.A.

Collection services. As of December 31, 2019, the entity was absorbed by Banco Internacional del Perú S.A.A. through a process of merging by absorption, which was authorized by the SBS in September 2019.

(b)	Interseguro Compañía de Seguros S.A. and Subsidiaries -

Interseguro is incorporated in Peru and its operations are governed by the Banking and Insurance Act. It is authorized by the SBS to issue life and general risk insurance contracts.

As of December 31, 2019 and 2018, Interseguro controls the following Subsidiaries:

Entity	Activity

Centro Comercial Estación Central S.A.

Company dedicated to the administration of “Centro Comercial Estación Central”. As of December 31, 2017, Interseguro held 75 percent in this Subsidiary. On January 19, 2018, Interseguro sold ownership said ownership to a related company, “Real Plaza”, for an amount of S/2,086,000, generating a profit of S/1,526,000; which was recorded as “Gain from sale of investment property” in the consolidated statement of income.

Empresa Administradora Hipotecaria I.S. S.A.	It was incorporated in February 2014 in Peru. In April 2018, this company was extinguished.

Notes to the consolidated financial statements (continued)

Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Perú -

Interseguro holds participations in Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Perú (henceforth “Patrimonio Fideicometido – Interproperties Perú”), a structured entity incorporated in April 2008, in which several investors (related parties to the Group) contributed investment properties. Each investor or investors have ownership of and specific control over the contributed investment property. The fair values of the properties contributed by Interseguro, which were included in this structured entity as of December 31, 2019 and 2018, amounted to S/114,058,000 and S/430,030,000, respectively; see Note 7. For accounting purposes and under IFRS 10 “Consolidated Financial Statements” the assets included in said structure are considered “silos”, because they are ring-fenced parts of the wider structured entity (the Patrimonio Fideicometido—Interproperties Perú). The Group has ownership and decision-making power over these properties and the Group has the exposure or rights to their returns; therefore, the Group has consolidated the silos containing the investment properties that it controls.

Regarding the “Patrimonio Fideicometido”, until September 2017, Inteligo Real Estate (a related entity, Subsidiary of Intercorp Perú) and Interseguro held 27.17 percent and 72.83 percent, respectively, of an investment property located in “San Isidro, Lima”; see Note 7(a). On September 26, 2017, Interseguro purchased Inteligo Real Estate’s interest, thus obtaining 100 percent ownership of such investment property. The consideration for the acquisition amounted to US$20,542,000 (equivalent to S/66,577,000), which corresponds to the purchase of the non-controlling interest and is reflected as an increase in Interseguro’s investment; additionally, S/21,462,000 were recognized as an equity transaction due to its nature as a non-controlling interest purchase.

In June and September 2019, Interseguro sold the entirety of its 15 percent participation in the land lot located in Miraflores (Lima) called “Cuartel San Martín” to Urbi Propiedades S.A.C., a related entity, for an amount of S/63,132,000. Through the sale, Interseguro transferred its ownership over said property; see Note 7(a) and (e).

Additionally, in November 2019, Interseguro and Interproperties Perú transferred an investment property (Lilingstone lot, located in San Isidro) to Interseguro, and annulled the corresponding certificates of participation. The amount of the transferred property amounted to S/253,557,000; see Note 7(a).

(c)	Inteligo Group Corp. and Subsidiaries -

Inteligo is an entity incorporated in the Republic of Panama. As of December 31, 2019 and 2018, it holds 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Inteligo Bank Ltd.

It is incorporated in The Commonwealth of the Bahamas and has a branch established in the Republic of Panama that operates under an international license issued by the Superintendence of Banks of the Republic of Panama. Its main activity is to provide private and institutional banking services, mainly to Peruvian citizens.

Inteligo Sociedad Agente de Bolsa S.A.	Brokerage firm incorporated in Peru.

Inteligo Perú Holding S.A.C.

Financial holding company incorporated in Peru in December 2018. As of December 31, 2019, it holds 99.99 percent interest in Interfondos S.A. Sociedad Administradora de Fondos.

Interfondos S.A. Sociedad Administradora de Fondos Manages mutual funds and investment funds. As of December 31, 2018, it was a Subsidiary of Interbank, and subsequently, it was sold to Inteligo Perú Holdings S.A.C.

Inteligo USA, Inc.	Incorporated in the United States of America in January 2019. It provides investment consultancy and related services.

Notes to the consolidated financial statements (continued)

(d)	Negocios e Inmuebles S.A. and Holding Retail Perú S.A. -

These entities were acquired by IFS as part of the purchase of Seguros Sura and Hipotecaria Sura; see Note 9(b). As of December 31, 2019 and 2018, as a result of the merger between Interseguro and Seguros Sura, both companies hold 8.50 percent of Interseguro’s capital stock. Likewise, as of December 31, 2018, these entities held collectively 30.0 percent of the capital stock of Hipotecaria Sura, which was liquidated and subsequently extinguished in October 2019.

(e)	San Borja Global Opportunities S.A.C. -

Its corporate purpose is the marketing of products and services through Internet, telephony or related.

(f)	Hipotecaria Sura Empresa Administradora Hipotecaria S.A. -

As of December 31, 2019, this company has been extinguished. It was incorporated in Peru and regulated by the SBS. Its main activity was the granting of mortgage loans. It disbursed its last loans in 2015.

The table below presents a summary of the consolidated financial statement of the main Subsidiaries, before adjustments and eliminations for consolidation, as of December 31, 2019 and 2018, in accordance with the IFRS. For information on business segments, see Note 28:

	Interbank and Subsidiaries		Interseguro and Subsidiaries		Inteligo and Subsidiaries
	2019	2018	2019	2018	2019	2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of financial position -
Cash and due from banks	9,785,892	7,726,699	459,373	206,659	697,535	465,497
Financial Investments	5,574,515	5,854,384	11,463,674	10,249,730	1,592,001	1,574,714
Loans, net	35,512,483	31,384,790	—	—	1,624,503	1,576,277
Investment property	—	—	972,096	986,538	—	—
Total assets	53,019,361	47,496,321	13,378,974	12,011,764	4,098,057	3,732,178
Deposits and obligations	35,577,760	31,286,749	—	—	2,878,532	2,622,423
Due to banks and correspondents	3,662,250	3,968,790	2,049	763	315,338	323,808
Bonds, notes and other obligations	5,805,465	5,386,171	134,877	172,082	—	—
Insurance contract liabilities	—	—	11,200,016	10,155,732	—	—
Total liabilities	46,676,473	41,994,455	11,966,477	10,797,239	3,244,210	2,967,308
Equity attributable to IFS’s shareholders	6,342,888	5,501,866	1,412,497	1,214,525	853,847	764,870
Consolidated statement of income -
Net interest and similar income	2,783,943	2,493,577	598,883	599,009	106,509	107,819
Impairment loss on loans, net of recoveries	(750,787)	(660,858)	—	—	(24)	786
(Loss) recovery due to impairment of financial investments	43	(72)	(6,170)	11,349	(663)	1,800
Net gain of investment property	—	—	54,493	52,420	—	—
Fee income from financial services, net	827,064	798,935	(3,980)	(4,593)	164,312	123,626
Insurance premiums and claims	—	—	(295,686)	(407,466)	—	—
Net profit (loss) for the year attributable to IFS’s shareholders	1,228,538	1,025,142	186,934	(7,834)	200,254	183,302

Notes to the consolidated financial statements (continued)

3.	Significant accounting policies

3.1	Basis of presentation -

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (henceforth “IFRS”) as issued by the International Accounting Standards Board (henceforth “IASB”) and are presented in Soles, which is the functional currency of the Group. All values are rounded to the nearest thousand (S/(000)), except when otherwise indicated.

The preparation of the consolidated financial statements in conformity with the IFRS requires Management to make estimations and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of significant events in the notes to the consolidated financial statements; see Note 3.6.

3.2	Change in accounting policy, adoption of new IFRS and disclosures

3.2.1	Change in accounting policy

Based on an analysis conducted by Management in 2018, and in application of IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, IFS modified its corresponding figures as of December 31, 2017, and for the year then ended. The amendments made mainly resulted from the following:

(i)

As of December 31, 2017, the Subsidiary Interseguro recognized in its consolidated statement of income the effect of the change in the value of liabilities coming from retirement, disability and survivor’s pensions, caused by the variation in the market interest rates used to discount these liabilities. In the first quarter of 2018, Management decided to modify its accounting policy in order to show the effect of the change in market interest rates on the statement of other comprehensive income. This change was made to reduce volatility in the profits or losses associated to the effect of changes in market interest rates, as the financial assets supporting such insurance liabilities were measured at fair value through other comprehensive income.

According to IAS 8, as the aforementioned change constituted a voluntary change in the accounting policy of the Company and, in compliance with the standard, it was applied retrospectively to previously released balances. In that sense, the Group calculated the accounting effects of the retrospective application of these changes to the balances as of January 1, 2017 and December 31, 2017. The cumulative effect as of those dates were recorded as a decrease in the caption “Unrealized results” and an increase in the caption “Retained earnings” for approximately S/479,476,000 and S/675,095,000, respectively.

Notes to the consolidated financial statements (continued)

This accounting policy change was made in accordance with IFRS 4 “Insurance Contracts” and, in Management’s opinion, provides more accurate and relevant information regarding the Group’s insurance contract operations.

(ii)

The net assets recognized in the consolidated financial statements as of December 31, 2017, as part of the acquisition of Seguros Sura, see Note 9(b), were based in a preliminary fair value assessment. During 2018, the Group completed the review of the fair value of liabilities for insurance contracts as of the acquisition date; and, as result, the identifiable net assets acquired were modified. The Group applied the changes retrospectively to the balances as of December 31, 2017, recording a decrease in the caption “Integibles and goodwill, net” and an increase in the caption “Insurance contract liabilities” for approximately S/195,339,000.

3.2.2	Adoption of new standards and disclosures

In these consolidated financial statements, the Group has adopted for the first time IFRS 16 “Leases”, effective for annual periods beginning on or after January 1, 2019. Additionally, the Group early adopted the amendments to IFRS 9 “Financial Instruments”, IAS 39 “Financial Instruments: Recognition and Measurement”, and IFRS 7 “Financial Instruments: Disclosures”; referred to the Interest rate benchmark reform, in effect for annual periods beginning on or after January 1, 2020. The application of these amendments implied additional disclosures as described further on this note.

Furthermore, since January 1, 2018, the Group is applying: (i) IFRS 15 “Revenue from Contracts with Customers”, which did not present any significant impacts or differences with respect to IAS 18, in relation with the moment at which the Group recognizes revenues or when revenues must be recognized at gross amount, as principal, or net, as agent; and (ii) IFRS 9 “Financial Instruments”, which according to what is allowed by the standard, was applied by the Group without restating the financial statement of the year 2017. Therefore, the information of the year 2017 is presented in accordance with IAS 39 (whose accounting policies are described in Note 3.4(ah)) and it is not comparable to the information of the years 2018 and 2019, which is presented in accordance with IFRS 9. The differences that arose due to the first adoption of IFRS 9 were recognized directly in retained earnings as of January 1, 2018.

Other standards, interpretations or amendments have also been adopted for the first time in 2019 but, as of December 31, 2019, they have not had a significant impact on the Group’s consolidated financial statements as described further on this note. The Group has not adopted any standard, interpretation or amendment that has been issued but is not effective, except for the amendments to IFRS 9, IAS 39 and IFRS 7: “Reform of the Reference Interest Rate”, as explained below.

Notes to the consolidated financial statements (continued)

•	First adoption of IFRS 16 “Leases”

IFRS 16 supersedes IAS 17 “Leases”, IFRIC 4 “Determining whether an arrangement contains a lease”, SIC 15 “Operating leases-incentives” and SIC 27 “Evaluating the substance of transactions involving the legal form of a lease”. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognize most leases in the statement of financial position.

Lessor accounting under this new standard is substantially unchanged from IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 does not have an impact for leases where the Group is the lessor.

The Group has adopted IFRS 16 under the retrospective modified approach, throughout an adjustment of the cumulative effect as of January 1, 2019, and not restating amounts from previous periods. The Group chose to apply the standard to all contracts subscribed before January 1, 2019, that were identified as leases according to IAS 17.

The Group also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less, and lease contracts for which the underlying asset is of low value.

•	Leases previously classified as finance leases -

The Group did not change the initial carrying amounts of recognized assets and liabilities at the date of initial application (i.e., the right-of-use assets and lease liabilities equal the lease assets and liabilities recognized under IAS 17). The requirements of IFRS 16 were applied to these leases from January 1, 2019.

•	Leases previously classified as operating leases -

The Group recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. The right-of-use assets were recognized based on the amount equal to the lease liabilities, adjusted for any related prepaid and accrued lease payments previously recognized. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application of IFRS 16.

Notes to the consolidated financial statements (continued)

The Group also applied the following available practical expedients under IFRS 16:

•	Used a single discount rate to a portfolio of leases with reasonably similar characteristics.

•	Relied on its assessment of whether leases are onerous immediately before the date of initial application.

•	Applied the exemption to leases of short-term and low value assets at the date of initial application.

•	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application.

•	Used hindsight in determining the lease term where the contract contained options to extend or terminate the lease.

Based on the above, the effect of adopting IFRS 16 has been, as follows:

	Right-of-use-assets
	Land	Buildings and facilities	Furniture and equipment	Total	Lease liabilities
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of January 1, 2019	56,657	285,089	—	341,746	341,746
Additions	9,489	55,179	2,292	66,960	66,960
Depreciation expense of right-of-use assets	(2,235)	(71,028)	(477)	(73,740)	—
Interest expense	—	—	—	—	16,568
Payments	—	—	—	—	(83,438)

As of December 31, 2019	63,911	269,240	1,815	334,966	341,836

As of January 1, 2019, the adoption of IFRS 16 has not had any impact neither on the consolidated statement of income nor on the consolidated statement of changes in equity.

Notes to the consolidated financial statements (continued)

The following table presents the reconciliation of the initial balance of lease liabilities as of January 1, 2019, against the balance of operating lease commitments as of December 31, 2018:

S/(000)
Assets
Operating lease commitments as of December 31, 2018	511,595
Weighted average incremental borrowing rate as of January 1, 2019	5.58%
Discounted operating lease commitments as of January 1, 2019	345,259
Less:
Commitments relating to leases of short-term and low-value assets	(3,513)

Lease liabilities as of January 1, 2019	341,746

•	Interpretation of IFRIC 23 “Uncertainty over Income Tax Treatments”

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 “Income Tax”. The Interpretation does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately.

•	The assumptions an entity makes about the examination of tax treatments by taxation authorities.

•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

•	How an entity considers changes in facts and circumstances.

IFS has to determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts solving the uncertainty should be followed.

Although IFS and its Subsidiaries domiciled in the Republic of Panama and the Bahamas are not subject to any income tax or capital gains tax, see Note 17(a), and Peruvian companies of life insurance are exempted from Income Tax regarding the income derived from assets linked to technical reserves for pension insurance and annuities from the Private Pension Fund Administration System, see Note 17(e), the Group determined, based on the compliance of its tax obligations and the assessment of transfer prices, that it is probable that other taxing treatments (including those of the Subsidiaries) may be accepted by the tax authorities. This interpretation did not have any impact on the Group’s consolidated financial statements.

•	Amendments to IFRS 9: Prepayment features with negative compensation

Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are ‘solely payments of principal and interest on the principal amount outstanding’ (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of the event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract. The early termination may be the result of a contractual term or result from an event outside the control of the contract parties, such as a change in legislation or the enactment of regulation that leads to the early termination of the contract. When the advance payment is made at the current fair value or at an amount that includes the fair value of the cost of terminating the associated hedging instruments, the Group assesses the specific contractual cash flows for the relevant debt instruments with the purpose of determining whether they comply with the SPPI criterion.

The Group has performed the analysis of these amendments, and has concluded that they did not have a significant effect on its consolidated financial statements.

Notes to the consolidated financial statements (continued)

•	Amendments to IAS 28: Long-term interests in associates and joint ventures

The amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long-term interests.

The amendments also clarified that, in applying IFRS 9, an entity does not take account of losses of the associate or joint venture, or impairment losses on the net investment, recognized as adjustments to the net investment in the associate or joint venture that arise from applying IAS 28 “Investments in Associates and Joint Ventures”.

Since the Group does not have such long-term interests in its associates and joint ventures, the amendments had no impact on its consolidated financial statements.

•	Amendments to IAS 19: Plan amendment, curtailment or settlement

The amendments to IAS 19 “Employee Benefits” address the accounting when a benefits plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a benefits plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to determine the cost of current services for the period remaining after the plan amendment, curtailment or settlement has occurred, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event. It is also required that an entity determines the net interest for the remainder of the period after the plan amendment, curtailment or settlement using the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event; and the discount rate used to remeasure that net defined benefit liability (asset).

The Group has analyzed these modifications, concluding that they did not have an impact on its consolidated financial statements.

Notes to the consolidated financial statements (continued)

•	Improvements to the IFRS (2015 – 2017 cycle)

•

IFRS 3 “Business Combinations”, the amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer remeasures its entire previously held interest in the joint operation.

In Management’s opinion, these modifications had no impact on the Group’s consolidated financial statements.

•

IFRS 11 “Joint Arrangements”, a party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business as defined by IFRS 3. The amendments clarify that the previously held interests in that joint operation are not remeasured.

In Management’s opinion, these modifications will have no impact on the Group’s financial statements because they do not perform joint operations.

•

IAS 12 “Income Taxes”, the amendments clarify that the income tax consequences of dividends are more directly linked to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognizes the income tax consequences of dividends in profit or loss, in other comprehensive income or in equity, according to where the entity originally recognized those past transactions or events.

Notes to the consolidated financial statements (continued)

Although IFS and its Subsidiaries domiciled in the Republic of Panama and the Bahamas are not subject to any income tax or capital gains tax, see Note 17(a), and Peruvian companies of life insurance are exempted from Income Tax regarding the income derived from assets linked to technical reserves for pension insurance and annuities from the Private Pension Fund Administration System, see Note 17(e); legal entities or natural persons not domiciled in Peru are subject to an additional tax on dividends received from entities domiciled in Peru. In this regard, since the Company controls the Subsidiaries that distribute the dividends, it recognizes the amount of the Income Tax as an expense for the year to which these dividends correspond. In this sense, the application of the interpretation will not affect the consolidated financial statements.

•

IAS 23 “Borrowing Costs”, the amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete.

In Management’s opinion, these modifications had no significant impact on the Group’s consolidated financial statements because they do not develop qualified assets or obtain financing for these purposes.

•	Amendments to IFRS 9, IAS 39 and IFRS 7: “Interest rate benchmark reform”

After the worldwide regulation change, the inter-bank offering rates (IBOR) will be replaced by new interest rate benchmarks by 2021. The amendments originated by the Interest rate benchmark reform with impact on IFRS 9, IAS 39 and IFRS 7 add a series of exemptions that apply to all affected hedging relationships. A hedging relationship will be affected if the reform generates uncertainty about the moment or the amount of the cash flows related to the hedged account of the hedging instrument in the period prior to the replacement of the rate benchmark with the alternate rate benchmark, given that this rate can be almost risk free.

Notes to the consolidated financial statements (continued)

The exceptions provided by the amendments are:

•

“Highly probable” requirement for cash flow hedges: If the hedged item is a forecast transaction, it will be determined that the forecast transaction is highly probable by assuming that the interest rate benchmark upon which the hedged cash flows are based is not altered as a result of the interest rate benchmark reform.

•

Reclassification to statement of income of the cash flow hedge reserve: In order to determine if it is not expected that the hedged cash flows occur, it is assumed that the interest rate benchmark upon which the hedged cash flows are based is not altered as a result of the interest rate benchmark reform.

•

Economic relationship between the hedged item and the hedge instrument: It is assumed that the interest rate benchmark upon which the hedged cash flows are based, and/or the interest rate benchmark upon which the cash flows of the hedge instrument are based, is not altered as a result of the interest rate benchmark reform.

The amendments have the intention of avoiding any disruption in the existing relationships in the hedge accounting of cash flows and the fair value of interest rate risk which, in the absence of said amendments, would result in the ineffectiveness of the hedge and potential inconsistencies in the hedge accounting as a result of the interest rate benchmark reform.

Specific impacts are expected on the hedge accounting as a result of the interest rate benchmark reform for future accounting periods once the second phase of IASB’s project, which is centered on the financial report, is finished.

In that sense, the Group has started a transition process for these operations by collecting information of the relevant positions.

At the end of the 2019 period, the Group has exposure to mainly US$-Libor rates; thus, the impact will be the potential change into another interest rate benchmark.

Notes to the consolidated financial statements (continued)

The main affected items within the Group will be derivative positions (interest rate swaps – IRS, and cross currency swaps – CCS, outstanding as of the transition date which accrue US$-Libor interest).

Additionally, the Group holds some financial instruments with exposure to the inter-bank Euribor rate (Euro Interbank Offered Rate). The calculation methodology of Euribor changed during the year 2019 through the adoption of a hybrid methodology based mainly and to the extent possible, on observable market data and, in case these are not sufficient, on other market price sources, in order to ensure the strength of the Euribor inter-bank rate. In July 2019, the Belgian Authority of Financial Services and Markets granted an authorization regarding the applicability of the Euribor inter-bank rate under the European Union Benchmark Regulation, thus allowing market participants to continue using this rate after January 1, 2020, for both existing and new contracts. The Group expects that the Euribor inter-bank rate will continue existing as rate benchmark in the foreseeable future. Because of this, the Group does not consider that this index benchmark may be directly affected as result of the interest rate benchmark reform.

Note 10(b)(vi) details the nominal value and the average term in years of derivative financial instruments that are subject to the interest rate benchmark reform.

3.3	Basis of consolidation -

The consolidated financial statements comprise the financial statement of IFS and its Subsidiaries (see Note 2).

For consolidation purposes, control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns. Specifically, the Group controls an investee if and only if the Group has:

•	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);

•	Exposure, or rights, to variable returns from its involvement with the investee; and

•	The ability to use its power over the investee to affect its returns.

Notes to the consolidated financial statements (continued)

Generally, it is presumed that a majority of voting rights entitles to control. In circumstances when the Group does not have the majority of voting or similar rights in the investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	The contractual arrangement with the other vote holders of the investee;

•	Rights arising from other contractual arrangements; and

•	The Group’s voting rights and potential voting rights.

The Group assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation with a Subsidiary begins when the Group obtains control over the Subsidiary and ceases when the Group loses control of the Subsidiary.

For consolidation purposes, profit and loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the Group’s parent Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All assets and liabilities, income, expenses and cash flows relating to transactions between members of the Group are fully eliminated. When necessary, adjustments are made to the financial statement of Subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

The subsequent acquisition of the non-controlling interest is directly recorded in the consolidated statement of changes in equity; the difference between the paid amount and the acquired net assets is registered as an equity transaction. Therefore, the Group reports no additional goodwill after the purchase of the non-controlling interest and recognizes no profit or loss for the sale of the non-controlling interest.

Assets in custody or managed by the Group, such as investment funds and others, are not part of the Group’s consolidated financial statements; see Note 3.4(ab).

3.4	Summary of significant accounting policies

(a)	Foreign currency translation -

Functional and presentation currency:

The Group has determined that its functional and presentation currency is the Sol, because it reflects the economic substance of the underlying events and circumstances relevant to most of the Group’s entities, insofar as its main operations and/or transactions, such as loans granted, financing obtained, sale of insurance premiums, interest and similar income, interest and similar expenses and an important percentage of purchases are established and settled in Soles. In addition, it corresponds to the functional currency for most of the Subsidiaries, except for Inteligo Bank whose functional currency is the US Dollar.

Notes to the consolidated financial statements (continued)

Because Inteligo Bank has a functional currency different from the Sol, its balances were translated for consolidation purposes using the methodology established by IAS 21 “The Effects of Changes in Foreign Exchange Rates”, as follows:

•	Assets and liabilities at the closing rate at the date of each consolidated statement of financial position.

•	Income and expenses, at the average exchange rate for each month.

As a result of the translation, the Group has recorded the difference in the caption “Exchange differences on translation of foreign operations” in the consolidated statement of other comprehensive income.

Foreign currency balances and transactions:

Foreign currency transactions and balances are those performed in currencies different from the functional currency. Transactions in foreign currencies are initially recorded in the functional currency using the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate in effect on the reporting date. The differences between the closing rate at the date of each consolidated statement of financial position presented and the exchange rate initially used to record the transactions in foreign currency are recognized in the consolidated statement of income in the period in which they arise, within the caption “Translation result”. Non-monetary assets and liabilities acquired in a foreign currency are recorded at the exchange rate at the date of the initial transaction.

(b)	Interest income -

(b.1)	Effective interest rate method -

Interest income is recorded using the effective interest rate (“EIR”) method for all financial assets measured at amortized cost, interest rate derivatives for which hedge accounting is applied and the related amortization/recycling effect of hedge accounting. The interest income of financial assets that accrue interests measured at fair value through other comprehensive income according to IFRS 9 is also recorded using the EIR method, as is the interest income of the financial assets that accrue interests classified as available-for-sale or held-to-maturity according to IAS 39 (until December 31, 2017). Interest expenses are also calculated using the EIR method for all financial liabilities held at amortized cost. EIR is the rate that exactly discounts estimated future cash flows through the expected life of the financial instrument or through a shorter period, when appropriate, at the net carrying amount of the financial asset.

Notes to the consolidated financial statements (continued)

The EIR (and, therefore, the amortized cost of the financial asset) is calculated by taking into account transaction costs and any discount or premium on the acquisition of the financial asset, as well as fees and costs that are an integral part of the EIR. The Group recognizes interest income using the best estimate of a constant rate of return over the expected life of the financial asset. Therefore, the EIR calculation also takes into account the effect of potentially different interest rates that may be charged at various stages of the financial asset’s expected life, and other characteristics of the product’s life cycle (including prepayments, penalty interest and charges).

If expectations of fixed rate financial assets’ or liabilities’ cash flows are revised for reasons other than credit risk, then changes to future contractual cash flows are discounted at the original EIR, and the adjustment is recorded in the consolidated statement of financial position as a positive or negative adjustment of the carrying amount of the financial asset with a increase or decrease in Interest revenue.

For floating-rate financial instruments, periodic re-estimation of cash flows to reflect the movements in the market rates of interest also alters the effective interest rate, but when instruments were initially recognized at an amount equal to the principal, re-estimating the future interest payments does not significantly affect the carrying amount of the asset or the liability.

(b.2)	Interest income and similar -

The Group calculates the interest income by applying the EIR to the gross carrying amount of non-impaired financial assets.

When a financial asset becomes impaired, and, therefore, it is classified as Stage 3, as established in Note 3.4(h), the Group calculates the interest income by applying the EIR at the amortized cost of the asset. If the financial assets “recover”, as detailed in Note 30.1(d), and is no longer impaired, the Group recalculates the interest income in gross figures.

For purchased or originated credit-impaired (POCI) assets, the Group calculates the interest income by determining the credit-adjusted EIR at the amortized cost of the asset, as established in Note 30.1(d). The credit-adjusted EIR is the interest rate that, in the initial recognition, discounts the estimated future cash flows (including credit losses) at the amortized cost of POCI assets.

Notes to the consolidated financial statements (continued)

The interest income for all trading assets, that is, for those that are measured at fair value through profit or loss, are presented within the caption “Net gain (loss) of financial assets at fair value through profit or loss” of the consolidated statement of income.

(c)	Banking services commissions -

The Bank earns fee and commission income from a diverse range of financial services it provides to its customers. Fee and commission income is recognized at an amount that reflects the consideration that the Group expects to be entitled to, in exchange for providing its services.

The performance obligations, as well as the timing of their satisfaction, are identified and determined at the inception of the contract. The Group’s income from contracts do not typically include multiple performance obligations.

When the Group provides a service to its customers, consideration is invoiced and generally due immediately upon satisfaction of a service provided at a specific point in time. For cases in which services are provided over time, consideration is invoiced and generally due at the end of the contract period.

The Group has generally concluded that it is the principal in its revenue arrangements because it typically controls the services before transferring them to the customer.

The fees included in the caption “Fees for banking services, net” that make up part of the consolidated statement of income include fee income where performance obligations are satisfied at a specific time or over a period.

Fee income where performance obligations are satisfied over a period include, among others, collection services, funds management, memberships, fees for contingent loans and credit card insurance. Likewise, fee income where performance obligations are satisfied at a specific time include, among others, banking service fees, brokerage and custody services, and credit card fees.

Below are the main income categories from contracts with customers that are recognized in the consolidated statement of financial position:

•

Fees receivable for credit cards and certain fees receivable for letters of guarantee included in the caption “Other accounts receivable and other assets, net”, represent the Group’s right to an unconditional consideration (i.e., it only requires the passing of time for the consideration payment). This income is measured at amortized cost and is subject to impairment specifications under IFRS 9.

Notes to the consolidated financial statements (continued)

•

Deferred income from commissions for letters of guarantee included in the caption “Other accounts payable, provisions and other liabilities”, represent the Group’s obligation to render services to a customer, from whom the Group has received a consideration (or a due amount). A liability for unearned fees and commissions is recognized when the payment is made or when the payment is due (whichever happens first). Unearned fees and commissions are recognized as income when the Group renders the service.

(d)	Insurance contracts –

Accounting policies for insurance activities:

For the adoption of IFRS 4 “Insurance Contracts”, the Group decided to continue applying to insurance contracts the existing accounting policies that were applicable prior to the adoption of IFRS (i.e., accounting standards established by the SBS for financial and insurance entities in Peru) with certain modifications as described below:

•

Incurred but not reported claims reserves (IBNR): These reserves were calculated and applied at each recording period using the Chain Ladder methodology, which considers past experience based on cumulative claims losses to estimate future claims developments.

•

Technical reserves for life annuities and retirement, disability and survival pensions: Until May 31, 2018, to calculate the reserve for insurance contracts; the Group considered the Chilean current mortality and morbidity tables (improved RV – 2009, B – 2006 and MI – 2006). In addition, to discount the future cash flows of these liabilities, for portfolio’s debt instruments, the Group set an average rate for matching periods and a 3-percent rate for non-matching periods. From June 2018, the Group uses the Peruvian mortality tables SPP-S-2017 and SPP-I-2017 (men and women), published by the SBS through Resolution No. 886-2018 dated March 7, 2018, and set the interest rate through the Matching Adjustment method plus an illiquidity premium to discount all the pension cash flows; see Note 14(e).

In the year 2018, the Company adopted these new mortality tables because they reflected recent changes in life expectancy. Likewise, it modified the assumptions used in the determination of the discount rate with the purpose of reflecting the business nature in the long term.

The effect of the first application of SPP-S-2017 and SPP-I-2017 tables as of June 1, 2018, amounted to S/144,777,000, which, in accordance with IAS 8, has been recognized prospectively affecting the results of the year within the caption “Net premiums earned” in the year 2018.

Notes to the consolidated financial statements (continued)

The effects of the first application of “Matching Adjustment” interest rates as of June 1, 2018, amounted to S/423,080,000, which, according to IAS 8, was prospectively recognized and was part of the year’s movement in other comprehensive results within the caption “Unrealized results, net”, in the year 2018.

Product classification:

Insurance contracts are those contracts where the Group (the insurer) has accepted significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder for a specified uncertain future event (the insured event) that adversely affects the policyholder. As a general guideline, the Group determines whether it has significant insurance risk by comparing benefits paid against benefits payable if the insured event did not occur. Insurance contracts may also transfer a financial risk. When the contract has a financial component and transfers no relevant insurance risk as established by IFRS 4 “Insurance Contracts”, the contract is recorded based on IFRS 9 “Financial Instruments”. These contracts are presented within the caption “Other accounts payable, provisions and other liabilities” as “Contract liability with investment component” of the consolidated statement of financial position; see Note 10(a).

Once a contract has been classified as an insurance contract, it remains as such for the remainder of its term, even if the insurance risk is reduced significantly, unless all rights and obligations are extinguished or expire.

Life insurance contracts offered by the Group include retirement, disability and survival insurance, annuities, and group and individual life insurance. Non-life insurance contracts mainly include SOAT (mandatory individual car accident insurance) and credit card insurance.

Insurance receivables:

Insurance receivables are initially recognized when due and are measured at the fair value of the consideration received or receivable. Consequently, in its initial recognition, insurance receivables are measured at amortized cost. As of December 31, 2019 and 2018, the carrying value of the insurance receivables is similar to their fair value due to their short-term maturity. The carrying value of insurance receivables is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable, with the impairment loss recorded in the consolidated statement of income.

Reinsurance:

The Group cedes insurance risk in the normal course of its operations mainly due to pension fund risks and life insurance risks (individual and group). The reinsurance assets represent balances due and payable by reinsurance companies. Reinsurance is ceded on a proportional basis.

Notes to the consolidated financial statements (continued)

The amounts recoverable from the contracts with reinsurers are estimated consistently with the loss reserve pending settlement or losses settled and with the premiums ceded, associated with policies ceded, in accordance with the clauses established in the related reinsurance contracts.

Reinsurance assets are reviewed for impairment at each date of the consolidated statement of financial position or more frequently when necessary. Impairment arises when there is objective evidence the Group cannot receive all of the outstanding amounts receivable under the contract terms and the event has a reliably measurable impact on the amounts that the Group will obtain from the reinsurer. Impairment loss is registered in the consolidated statement of income.

Reinsurance contracts ceded do not release the Group from its obligations to the insured.

The liabilities from reinsurance contracts represent balances due and payable to reinsurance companies. The amounts payable are estimated consistently with the related reinsurance contract.

Premiums and claims are presented as gross amounts for the reinsurance ceded. Reinsurance assets or liabilities are written off when the contractual rights are extinguished, expire, or when the contract is transferred to a third party.

Reinsurance commissions:

The commissions from the reinsurance contracts for premiums ceded are amortized on a straight-line basis over the term of the related insurance contract.

Insurance contract liabilities:

Life insurance contract liabilities are recognized when contracts are entered into.

The technical reserves for retirement, disability and survival insurance and annuities are determined as the sum of the discounted value of expected future pensions to be paid during a defined or non-defined period, computed on the basis of current mortality and morbidity tables and current discount interest rates described in Note 14(e).

Individual life technical reserves are determined as the sum of the discounted value of expected future benefits, administration expenses, policyholder options and guarantees and investment income, less the discounted value of the expected premiums that would be required to meet the future cash outflows. Furthermore, the technical reserves for group life insurance contracts comprise the provision for unearned premiums and unexpired risks.

Notes to the consolidated financial statements (continued)

Insurance claims reserves include reserves for reported claims and an estimate of the IBNR. As of December 31, 2019 and 2018, IBNR reserves were determined on the basis of the Chain Ladder methodology, whereby the weighted average of past claims’ development is projected into the future. Adjustments to the liabilities at each reporting date are recorded in the consolidated statement of income. The liability is derecognized when the contract expires, is discharged or cancelled.

At each reporting date an assessment is made on whether the recognized life insurance liabilities are sufficient, by using an existing liability adequacy test as established by IFRS 4. In the case of annuities and retirement, disability and survival insurance, this test was conducted by using current assumptions for mortality and morbidity tables and interest rates. As of December 31, 2019 and 2018, Management determined that liabilities were sufficient and therefore, it has not recorded any additional insurance liability.

The accounts payable to reinsurers and coinsurers arise from the ceded premiums issued based on the evaluation of the risk assumed and the losses coming from the reinsurance contracts accepted as well as from the clauses executed for the coinsurance received, and are registered in the item “Accounts payable to reinsurers and coinsurers” that is part of the caption “Other accounts payable, provisions and other liabilities” of the consolidated statement of financial position.

Income recognition:

Life insurance contracts:

Gross premiums on life insurance are recognized as revenue when due from the policyholder. For single premium products, revenue is recognized on the date when the policy is effective. The net premiums earned include the annual variation of technical reserves.

Property, casualty and group life insurance contracts:

Unearned premiums are those proportions of premiums written in a year that relate to periods of risk after the reporting date. Unearned premiums are calculated on a daily pro rata basis. The proportion attributable to subsequent periods is deferred as a provision for unearned premiums.

Recognition of benefits, claims and expenses:

(i)	Gross benefits and claims

Gross benefits and claims for life insurance contracts include the cost of all claims arising during the year, including internal and external claims handling costs that are directly related to the processing and settlement of claims.

Death, survival and disability claims are recorded on the basis of notifications received. Annuities payments are recorded, when due.

Notes to the consolidated financial statements (continued)

(ii)	Reinsurance premiums

Reinsurance premiums comprise the total premiums payable for the whole coverage provided by contracts entered into in the period and are recognized at the date at which the policy is effective. Unearned ceded premiums are deferred during the period of the related insurance contract.

(iii)	Reinsurance claims

Reinsurance claims are recognized when the related gross insurance claim is recognized according to the terms of the relevant contract.

(iv)	Acquisition costs

Acquisition costs related to the sale of new policies are recognized when incurred.

(e)	Financial instruments: Initial recognition -

(e.1)	Date of recognition

Financial assets and liabilities, with the exception of loans, are initially recognized at the trading date. This includes regular transactions of purchases or sales of financial assets that require the delivery of assets within the time frame generally established by regulation or convention on the marketplace. Loans are recognized when funds are transferred to the customers while deposits and obligations are recognized when funds are received by the Group .

(e.2)	Initial measurement of financial instruments

The classification of financial instruments at initial recognition depends on the characteristics of the business model and contractual flows for managing the instruments, as described in Notes 3.4(f.1.1) and 3.4(f.1.2). Financial instruments are initially measured at their fair value (as defined in Note 3.4(e.4)), except in the case of financial assets and financial liabilities recorded at fair value through profit or loss, transaction costs are added to, or subtracted from, this amount. Accounts receivable are measured at the transaction price. When the fair value of financial instruments at initial recognition differs from the transaction price, the Group accounts for the Day 1 profit or loss, as described below.

(e.3)	Day 1 profit or loss

When the transaction price of the instrument differs from the fair value at origination and the fair value is based on a valuation technique that only uses inputs observable in market transactions, the Group recognizes the difference between the transaction price and fair value in the net trading income. In those cases where fair value is based on models for which some of the inputs are not observable, the difference between the transaction price and the fair value is deferred and is only recognized in profit or loss when the inputs become observable, or when the instrument is derecognized. It should be noted that during 2019 and 2018, the Group did not originate differences related to these characteristics.

(e.4)	Measurement categories of financial assets and liabilities

The Group classifies all of its financial assets based on the business model and the contractual terms, measured at either:

•	Amortized cost, as explained in Note 3.4(f.1).

•	Fair value through other comprehensive income, as explained in Notes 3.4(f.4) and (f.5).

Notes to the consolidated financial statements (continued)

•	Fair value through profit or loss.

The Group classifies and measures its derivative and trading portfolio at FVPL as explained in Notes 3.4(f.2) and (f.3). The Group may designate financial instruments at FVPL, if so doing eliminates or significantly reduces measurement or recognition inconsistencies, as explained in Note 3.4(f.7).

Financial liabilities, other than financial guarantees, are measured at amortized cost or at FVPL when they are held for trading, are derivative instruments or the fair value designation is applied, as explained in Note 3.4(f.6). It should be noted that during 2019 and 2018, the Group only presents derivative financial instruments measured in this way.

As detailed in Note 3.2.2, the Group applies IFRS 9 since January 1, 2018. Prior to said date, the Group applied IAS 39, and the criteria for the initial recognition of financial instruments according to this standard are described in Note 3.4(ah).

(f)	Financial assets and liabilities -

Following is the description of the assets and liabilities held by the Group, as well as the criteria for their classification:

(f.1)	Assets measured at amortized cost -

As required by IFRS 9, the Group measures cash and due from banks inter-bank funds, financial investments in debt instruments, loans and other financial assets at amortized cost if the following two conditions are met:

•	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding.

Notes to the consolidated financial statements (continued)

The details of these conditions are outlined below:

(f.1.1)	Business model assessment -

The Group’s business model is assessed at a higher level of aggregated portfolios, and not instrument by instrument, and is based on observable factors such as:

•	How the performance of the business model and the financial assets held within that business model are assessed and reported to the entity’s key management personnel.

•	The risks that affect the performance of the business model (and the financial assets held within that business model) and, in particular, the way those risks are managed.

The expected frequency, value and timing of sales are also important aspects of the Group’s assessment. The business model assessment is based on reasonably expected scenarios without taking “worst case” or “stress case”. If cash flows after initial recognition are realized in a way that is different from the Group’s original expectations, the classification of the remaining financial assets that remain in that business model will not be changed, but it will incorporate such information when assessing newly purchased financial assets going forward.

(f.1.2)	The SPPI test (Solely payments of principal and interest) -

As a second step of its classification process, the Group assesses the contractual terms to identify whether they meet the SPPI test.

“Principal”, for the purpose of this test, is defined as the fair value of the financial asset at initial recognition and may change over the life of the financial asset (for example, if there are repayments of principal or amortization of the premium/discount).

The most significant elements of attention within a lending arrangement are typically the consideration for the time value of money and credit risk. To perform the SPPI assessment, the Group applies judgment and considers relevant factors such as the currency in which the financial asset is denominated, and the period for which the interest rate is set. In contrast, contractual terms that introduce volatility in the contractual cash flows that are unrelated to a basic lending arrangement do not give rise to contractual cash flows that are solely payments of principal and interest on the amount outstanding. In such cases, the financial asset is required to be measured at FVPL.

Notes to the consolidated financial statements (continued)

(f.2)	Derivatives recorded at fair value through profit or loss -

A derivative is a financial instrument or other contract with the following three characteristics:

•

Its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable; provided that, in the case of a non-financial variable, it is not specific to part of the contract (i.e., the ‘underlying’).

•	It requires no initial net investment or an initial net investment that is smaller than the required for other types of contracts expected to have a similar response to changes in market factors.

•	It is settled at a future date.

The Group enters into derivative transactions with various counterparties, including, for example, interest rate swaps, cross-currency swaps, foreign currency options and foreign currency forward contracts. Derivatives are recorded at fair value and carried as assets when their fair value is positive and as liabilities when their fair value is negative. The notional amount and fair value of such derivatives are presented separately in Note 10(b). Changes in the fair value of derivatives are included in net trading income unless hedge accounting is applied. Hedge accounting disclosures are presented in Note 3.4(i).

(f.2.1)	Embedded derivatives -

An embedded derivative is a component of a hybrid instrument that also includes a non-derivative host contract with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. An embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided that, in the case of a non-financial variable, it is not specific to a party to the contract. A derivative that is attached to a financial instrument, but is contractually transferable independently of that instrument, or has a different counterparty from that instrument, is not an embedded derivative, but a separate financial instrument.

Notes to the consolidated financial statements (continued)

Embedded derivatives in financial assets, liabilities and non-financial host contacts, were treated as separate derivatives and recorded at fair value if they met the definition of a derivative (as defined above), their economic characteristics and risks were not closely related to those of the host contract, and the host contract was not itself held for trading or designated at FVPL. The embedded derivatives separated from the host were carried at fair value in the trading portfolio with changes in fair value recognized in the consolidated statement of income.

In the case of embedded derivatives in financial assets, they are not separated from the financial asset and, therefore, the classification rules are applied to the hybrid instrument in its entirety, as described in Note 3.4(e.4).

(f.3)	Financial assets or financial liabilities held for trading -

The Group classifies financial assets or financial liabilities as held for trading when they have been purchased or issued primarily for short-term profit making through trading activities or form part of a portfolio of financial instruments that are managed together, for which there is evidence of a recent pattern of short-term profit taking. Held-for-trading assets and liabilities are recorded and measured in the consolidated statement of financial position at fair value. Changes in fair value are recognized in the statement of income. Interest income or expense and dividend are recorded in the statement of income according to the terms of the contract, or when the right to payment has been established. Included in this classification are debt securities, equities and short positions that have been acquired mainly for the purpose of selling them in the near term.

(f.4)	Debt instruments at fair value through other comprehensive income -

The Group applies the category of debt instruments measured at fair value through other comprehensive income when both of the following conditions are met:

•	The instrument is held within a business model, the objective of which is achieved by collecting contractual cash flows and selling financial assets.

•	The contractual terms of the financial asset meet the SPPI test.

Notes to the consolidated financial statements (continued)

FVOCI debt instruments are subsequently measured at fair value through other comprehensive income. Interest income and foreign exchange gains and losses are recognized in profit or loss in the same manner as for financial assets measured at amortized cost, as explained in Note 3.4(f.1). The expected credit loss calculation for debt instruments at FVOCI is explained in Note 3.4(h)(iii). When the Group holds more than one investment in the same security, they are deemed to be disposed of on a “first-in first-out” basis. On derecognition, cumulative gains or losses previously recognized in OCI are reclassified to profit or loss.

(f.5)	Equity instruments at fair value through other comprehensive income -

Upon initial recognition, the Group occasionally elects to classify irrevocably some of its equity investments as equity instruments at FVOCI when not held for trading. Such classification is determined on an instrument-by- instrument basis.

Gains and losses on these equity instruments are never recycled to profit even when the assets are sold. Dividends are recognized in the consolidated statement of income as income when the right to receive payment has materialized, except when the Group benefits from such proceeds as a recovery of part of the cost of the instrument, in which case, such gains are recorded in OCI. Equity instruments at FVOCI are not subject to an impairment assessment.

(f.6)	Financial liabilities -

After initial measurement, financial liabilities, except those measured at fair value through profit or loss; see (f.7), are measured at amortized cost. Amortized cost includes commissions and interests, transaction lost and any other premium or discount. A compound financial instrument which contains both a liability and an equity component is separated at the issue date.

The Group first establishes whether the instrument is a compound instrument and classifies such instrument’s components separately as financial liabilities, financial assets, or equity instruments in accordance with IAS 32. Classification of the liability and equity components of a convertible instrument is not revised as a result of a change in the likelihood that a conversion option will be exercised, even when exercising the option may appear to have become economically advantageous to some holders. When allocating the initial carrying amount of a compound financial instrument to the equity and liability components, the equity component is assigned as the residual amount after deducting from the entire fair value of the instrument, the amount separately determined for the liability component. The value of any derivative features (such as call options) embedded in the compound financial instrument, other than the equity component (such as an equity conversion option), is included in the liability component. Once the Group has determined the split between equity and liability, it further evaluates whether the liability component has embedded derivatives that must be accounted for separately.

(f.7)	Financial assets and financial liabilities at fair value through profit or loss -

Financial assets and financial liabilities in this category are those that are not held for trading and have been either designated by Management upon initial recognition or are mandatorily required to be measured at fair value under IFRS 9. Management designates an instrument at FVPL upon initial recognition when one of the following criteria is met:

Notes to the consolidated financial statements (continued)

•

The designation eliminates, or significantly reduces, the inconsistent treatment that would otherwise arise from measuring the assets or liabilities or recognizing gains or losses on them on a different basis, or

•

The liabilities are part of a group of financial liabilities which are managed and their performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, or

•	The liabilities containing one or more embedded derivatives, unless they do not significantly modify the cash flows that would otherwise be required by the contract.

Financial assets and financial liabilities at FVPL are recorded in the consolidated statement of financial position at fair value. Changes in fair value are recorded in profit and loss with the exception of movements in fair value of liabilities designated at FVPL due to changes in the Group’s own credit risk. Such changes in fair value are recorded in OCI and do not get reclassified to profit or loss. Interest accrued on assets that must be measured at FVPL is recorded using the contractual interest rate. Dividend income from equity instruments measured at FVPL is recorded in profit or loss as “Interest and similar income”, Note 19, when the right to the payment has been established.

(f.8)	Financial guarantees and letters of credit -

The Group issues financial guarantees and letters of credit.

Financial guarantees are initially recognized in the consolidated financial statements (within provisions) at fair value, which is equivalent to the commission received. Subsequent to initial recognition, the recognized liability is measured at the higher amount between: a) amount initially recognized less its cumulative amortization; and b) an Expected Credit Loss (ECL) provision determined as set out in Note 3.4(h)(ii).

Notes to the consolidated financial statements (continued)

The commission received is recognized in the consolidated statement of income in the caption “Fee income from financial services, net” on a straight-line basis over the life of the guarantee.

Letters of credit are commitments under which, over the duration of the commitment, the Group is required to provide a loan with pre-specified terms to the customer. Similar to financial guarantee contracts, these contracts are within the scope of the ECL requirements.

The nominal contractual value of financial guarantees and letters of credit, where the loan agreed to be provided is on market terms, is not recorded in the consolidated statement of financial position. The nominal values of these instruments together with the corresponding ECLs are disclosed in Note 6(d).

(f.9)	Reclassification of financial assets and liabilities -

The reclassification of financial assets will take place as long as the business model that manages the financial assets is changed. It is expected that this change is very rare. These changes are determined by Management as a result of external or internal changes and must be significant for the Group’s operations and demonstrable to third parties. Consequently, a change in the Group’s business model will take place only when it begins or ceases to carry out an activity that is significant for its operations. As of December 31, 2019 and 2018, the Group has not reclassified its financial assets after their initial recognition. Financial liabilities are never reclassified.

(f.10)	Repurchase agreements -

Securities sold under repurchase agreements on a specified future date are not derecognized from the consolidated statement of financial position since the Group retains substantially all of the risks and rewards inherent to its ownership. Cash received is recognized as an asset with the corresponding obligation to return it, including accrued interest, as a liability, reflecting the transaction’s economic substance as a loan to the Group. The difference between the sale and repurchase price is recorded as interest expense and is accrued over the life of the agreement using the effective interest rate and is recognized in the caption “Interest and similar expenses” of the consolidated statement of income.

As of December 31, 2019 and 2018, the Group did not keep any repurchase agreements.

As detailed in Note 3.2.2, the Group applies IFRS 9 since January 1, 2018. Prior to said date, the Group applied IAS 39, and the categories for the measurement of financial assets and liabilities according to this standard are described in Note 3.4(ah).

Notes to the consolidated financial statements (continued)

(g)	Derecognition of financial assets and liabilities -

(g.1)	Derecognition due to substantial change in terms and conditions -

The Group derecognizes a financial asset, such as a loan to a customer, when the terms and conditions have been renegotiated to the extent that, it substantially becomes a new loan with the difference recognized as a derecognition gain or loss, to the extent that an impairment loss has not already been recorded.

When assessing whether or not to derecognize a loan to a customer, among others, the Group considers the following factors:

•	Change in the loan’s currency.

•	Introduction of an equity feature.

•	Change in counterparty.

•	If the modification is such that the instrument would no longer meet the SPPI criterion.

Regarding with the financial liabilities, the Group considers a substantial amendment based on qualitative factors and provided it exists a difference between the present value of the discounted cash flows under the new conditions and the original book value of the financial liability that is larger than ten percent.

If the modification does not result in cash flows that are substantially different, the modification does not result in derecognition. Based on the change in cash flows discounted at the original EIR, the Group records a modification gain or loss, to the extent that an impairment loss has not already been recorded.

(g.2)	Derecognition other than for substantial modification -

(g.2.1) Financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when the rights to receive cash flows from the financial asset have expired.

The Group has transferred the financial asset if, and only if, either:

•	It has transferred its contractual rights to receive cash flows from the financial asset, or

•	It retains the rights to the cash flows, but has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement.

Notes to the consolidated financial statements (continued)

Pass-through arrangements are transactions whereby the Group retains the contractual rights to receive the cash flows of a financial asset (the ‘original asset’), but assumes a contractual obligation to pay those cash flows to one or more entities (the ‘eventual recipients’), when all of the following conditions are met:

•	The Group has no obligation to pay amounts to the eventual recipients unless it has collected equivalent amounts from the original asset.

•	The Group cannot sell or pledge the original asset other than as security to the eventual recipients.

•

The Group has to remit any cash flows it collects on behalf of the eventual recipients without material delay. In addition, the Group is not entitled to reinvest such cash flows, except for investments in cash or cash equivalents including interest earned, during the period between the collection date and the date of required remittance to the eventual recipients.

A transfer only qualifies for derecognition if either:

•	The Group has transferred substantially all the risks and rewards of the asset, or

•	The Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

The Group considers control to be transferred if and only if, the transferee has the ability to sell the asset in its entirety to an unrelated third party and is able to exercise that ability unilaterally.

When the Group has neither transferred nor retained substantially all the risks and rewards and has retained control of the asset, the asset continues to be recognized only to the extent of the Group’s continuing involvement, in which case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group retains.

When the continuing involvement takes the form of a guarantee over the transferred asset, the amount of the Group’s continuing involvement will be the lowest between the asset amount and the maximum amount of consideration the Group may be required to pay.

When the continuing involvement takes the form of a written or purchased option (or both) over the transferred asset, the amount of the Group’s continuing involvement will be the amount of the transferred asset that the Group could repurchase. In the case of a written put option on an asset that is measured at fair value, the amount of the Group’s continuing involvement will be limited to the lowest between the fair value of the transferred asset and the option exercising price.

The net loss originated as consequence of the derecognition of financial asset accounts measured at amortized cost is calculated as the difference between the book value (impairment included) and the amount received.

(g.2.2) Financial liabilities

A financial liability is derecognized when the obligation under the liability has been discharged, cancelled or has expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference between the carrying value of the original financial liability and the consideration paid is recognized in profit or loss.

Notes to the consolidated financial statements (continued)

(h)	Impairment of financial assets -

(i)	Overview of the ECL principles -

The Group records an allowance for expected credit losses for all loans and other debt financial assets not held at FVPL, together with financial guarantee contracts. Equity instruments are not subject to impairment under IFRS 9.

The ECL allowance is based on the credit losses expected to arise over the life of the asset, unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months’ expected credit loss as outlined in (ii). The policies for determining whether there has been a significant increase in credit risk are set out in Note 30.1(d).

Both lifetime ECLs and 12 months ECLs are calculated on either an individual basis or a collective basis, depending on the nature of the portfolio. The Group’s policy for grouping financial assets measured on a collective basis is explained in Note 30.1(d).

The Group has established a policy to perform an assessment, at the end of each reporting period, of whether a financial instrument’s credit risk has increased significantly since initial recognition. This is further explained in Note 30.1(d).

Notes to the consolidated financial statements (continued)

Based on the above mentioned process, IFS groups its loans into “Stage 1”, “Stage 2”, “Stage 3” and “POCI”, as described below:

Stage 1: When loans are first recognized, the Group recognizes an allowance based on 12 months ECLs. Stage 1 also includes loans whose credit risk has improved and the loan has been reclassified from Stage 2.

Stage 2: When a loan has shown a significant increase in credit risk since origination, the Group records an allowance for the lifetime ECLs. Stage 2 also includes loans whose credit risk has improved and the loan has been reclassified from Stage 3.

Stage 3: Loans considered credit -impaired (as outlined in Note 30.1(d)). The Group records an allowance for the lifetime ECLs.

POCI: Purchased or originated credit impaired (POCI) assets are financial assets that are credit impaired on initial recognition. POCI assets are recorded at fair value at original recognition and interest income is subsequently recognized based on a credit-adjusted EIR. ECLs are only recognized or released to the extent that there is a subsequent change in the expected credit losses. It should be noted that during the year 2019 and 2018, the Group has not purchased or originated POCI financial assets.

For financial assets for which the Group has no reasonable expectations of recovering either the entire outstanding amount, or a proportion thereof, the gross carrying amount of the financial asset is reduced. This is considered a (partial) derecognition of the financial asset.

The Group recognizes a value correction for expected credit losses on the following financial assets:

•	Financial assets that are measured at amortized cost.

•	Financial assets that are measured at fair value with changes in other comprehensive income if the following two conditions are met:

(i)	The financial asset is maintained within a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets; and

(ii)	The contractual terms of the financial asset give rise, on specified dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount.

Notes to the consolidated financial statements (continued)

•	Accounts receivable from leases.

•	Assets from contracts.

•	Financial guarantee contracts.

In this regard, as of December 31, 2019 and 2018, the Group’s financial assets subject to a correction for expected credit loss are the following:

•	Cash and due from banks.

•	Inter-bank funds.

•	Financial investments; see Notes 3.4(f), 5 and 30.1(f).

•	Loans; see Notes 3.4(f.1), 6 and 30.1(d).

•	Due from customers on acceptances.

•	Other accounts receivable and other assets.

For those financial assets other than financial investments and the loan portfolio, Management has estimated the expected credit loss, concluding that it is neither significant nor relevant, given that the maximum period considered for measuring expected credit losses is very small or, even if it implies a longer term, because the main debtor is the Central Reserve Bank of Peru (“BCRP”, by its Spanish acronym) or corresponds to cash in vaults of the Group.

(ii)	Calculation of ECL -

The Group calculates ECL based on three probability-weighted scenarios to measure the expected cash shortfalls, discounted at an approximation to the EIR. A cash shortfall is the difference between the cash flows that are due to an entity in accordance with the contract and the cash flows that the entity expects to receive.

The mechanics of the ECL calculations are outlined below, and the key elements are the following:

•

PD (“Probability of default”) is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the assessed period, if the financial asset has not been previously derecognized and is still in the portfolio. The definition of PD is further explained in Note 30.1(d).

Notes to the consolidated financial statements (continued)

•

EAD (“Exposure at default”) is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdowns on committed facilities, and accrued interest from missed payments. The definition of EAD is further explained in Note 30.1(d).

•

LGD (“Loss Given Default”) is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral. It is usually expressed as a percentage of the EAD. The definition of LGD is further explained in Note 30.1(d).

When estimating the ECLs, the Group considers three scenarios (optimistic, base and pessimistic). Each of these is associated with different PDs, as presented in Note 30.1(d). When is relevant, the assessment of multiple scenarios also incorporates how defaulted loans are expected to be recovered, including the probability that the loans will “cure” and the value of collateral or the amount that might be received for selling the asset.

With the exception of credit cards, for which the treatment is separately set out in (iv), the maximum period for which the credit losses are determined is the contractual life of a financial instrument (considering the prepayments) unless the Group has the legal right to call it earlier.

Impairment losses and reversals are accounted for and disclosed separately from modification losses or gains that are accounted for as an adjustment of the financial asset’s gross carrying value.

The criteria followed for calculating the ECL based on each stage are described below:

•

Stage 1: The provision for credit losses of those financial instruments that do not show a significant increase in risk since the initial recognition, will be calculated as the expected credit losses in the following 12 months. The group calculates the expectation that there is a probability of default (PD) in the 12 months after the presentation date. Probability of default is multiplied and expected loss in case of default (LGD) and exposure on the date of default (EAD) and discounting the original effective interest rate. This calculation is made for each of the three scenarios (optimistic, base and pessimistic) defined by the Group.

Notes to the consolidated financial statements (continued)

•

Stage 2: When the financial instrument shows a significant increase in credit risk since initial recognition, the provision of credit losses of this financial instrument will be calculated as the ECL throughout the life of this asset. The calculation method is similar to that for Stage 1, including the use of multiple scenarios, but ECL is estimated over the lifetime of the instrument.

•

Stage 3: When there is objective evidence that the financial instrument is impaired, the provision of credit losses will be calculated as the ECL over the life of the asset. The method is similar to that for Stage 2, with the PD set at 100 percent.

Financial guarantee contracts

The Group measures each financial guarantee as the highest of the amount initially recognized minus cumulative amortization recognized in the consolidated statement of income, and the ECL provision. For this purpose, the Group estimates ECL based on the present value of the expected payments to reimburse the holder for a credit loss that it incurs. The deficits are discounted by the risk-adjusted interest rate relevant to the exposure. The ECLs related to financial guarantee contracts are recognized in provisions.

(iii)	Debt instruments measured at fair value through other comprehensive income -

The ECLs for debt instruments measured at FVOCI do not reduce the carrying amount of these financial assets in the consolidated statement of financial position, which remains at fair value. However, the expected losses that arise at each measurement date must be reclassified from other comprehensive income to results of the period.

(iv)	Credit cards -

The Group calculates the expected losses in a period that reflects the Group’s expectations regarding the client’s behavior, probability of default and the Group’s future risk mitigation procedures that could include the reduction or cancellation of lines of credit. Based on past experience and the Group’s expectations, the period during which the Group calculates the expected lifetime losses of this product is 17 months.

The assessment of whether there has been a significant increase in credit risk for revolving products is similar to other credit products. This is based on changes in the customer’s credit rating, as explained in Note 30.1(d).

The interest rate used to discount the ECL for credit cards is based on the average effective interest rate that is expected to be charged over the expected period of exposure to the facilities. This estimation takes into account that many facilities are repaid in full each month and are consequently not charged interest.

Notes to the consolidated financial statements (continued)

(v)	Forward-looking information -

In its ECL models, the Group relies on the following macroeconomic variables as forward-looking information inputs as of December 31, 2019 and 2018:

•	GDP growth

•	Unemployment rates

•	Consumer price index

•	Inflation

•	Domestic demand

•	Exchange rate

•	Purchase capacity

•	Real compensation

The inputs and models used, see Note 30.1, for calculating ECLs may not always capture all characteristics of the market at the date of the consolidated financial statements. To reflect this, qualitative adjustments or overlays are occasionally made as temporary adjustments when such differences are significantly material. Detailed information about these inputs are provided in Note 30.1(d).

(vi)	Valuation of guarantees -

To mitigate the credit risks on financial assets, the Group generally uses three types of guarantees: physical guarantee, personal guarantees and title guarantees.

The guarantee, unless recovered, is not recorded in the Group’s consolidated statement of financial position. However, the fair value of the guarantee affects the calculation of the expected losses, and because of that, it is assessed periodically.

The nominal contract value of the guarantees and the letters of credit not used where the loan was agreed to be granted is in market terms, is not recorded in the consolidated statement of financial position. The nominal values of these instruments together with the corresponding expected losses are disclosed in Note 30.1(d).

To the extent possible, the Group uses active market data for valuing financial assets held as guarantees. Non-financial guarantees, such as real estate, is valued based on data provided by third parties such as appraisers.

(vii)	Write-offs -

Financial assets are written off only when the Group has stopped pursuing the recovery, at which time the cumulative provision recorded coincides with the total amount of the asset.

Notes to the consolidated financial statements (continued)

(viii)	Refinanced and modified loans -

The Group may make concessions or modifications to the original terms of loans as a response to the borrower’s financial difficulties, rather than taking possession or to otherwise enforce collection of collateral. Once the terms have been renegotiated, any impairment is measured using the original EIR (as calculated before the modification of terms). It is the Group’s policy to monitor refinance loans to help ensure that future payments continue to be likely to occur.

A refinanced asset is initially classified into Stage 2 and there will be no clean-up period. However, if the financial asset presents a default mark, it will be reclassified from Stage 2 to Stage 3.

As detailed in Note 3.2.2, the Group applies IFRS 9 since January 1, 2018. Prior to said date, the Group applied IAS 39, and the impairment of financial assets according to this standard is detailed in Note 3.4(ah).

(i)	Hedge derivatives -

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured at their fair value. All derivatives are recognized as assets when the fair value is positive and they are recorded as “Accounts receivables related to derivative financial instruments” under “Other accounts receivable and other assets, net” and as liabilities when they are negative and they are recorded as “Accounts payable related to derivative financial instruments” under “Other accounts payable, provisions and other liabilities” in the consolidated statement of financial position.

Derivatives can be designated as hedging instruments under hedge accounting and in the event they qualify, depending upon the nature of the hedged item, the method for recognizing gains or losses from changes in fair value will be different. These derivatives, which are used to hedge exposures to risk or modify the characteristics of financial assets and liabilities and that meet IFRS 9 criteria, are recognized as hedging accounting.

Derivatives not designated as hedging instruments or that do not qualify for hedging accounting are initially recognized at fair value and are subsequently remeasured at their fair value, which is estimated based on the market exchange rate and interest rate. Gains or losses due to changes in their fair value are recorded in the consolidated statement of income, see Note 3.4(f.2).

Notes to the consolidated financial statements (continued)

In accordance with IFRS 9, to qualify for hedge accounting, all of the following conditions must be met:

(i)	The hedging relationship consists of only hedging instruments and eligible hedged items.

(ii)

At the inception of the hedge, there is formal designation and documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge. This documentation will include the identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and the way the entity will assess if the hedging relationship meets the hedge effectiveness requirements.

(iii)	The hedging relationship meets all the following hedge effectiveness requirements:

•	There is an economic relationship between the hedged item and the hedging instrument.

•	The effect of the credit risk does not dominate the value changes that result from that economic relationship.

•

The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of the hedged item.

IFRS 9 presents three hedge accounting categories: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. The Group uses derivatives as hedging instruments under cash flow hedges, as detailed in Note 10(b).

For derivatives that are designated and qualify as cash flow hedge, the effective portion of derivative gains or losses is recognized in other comprehensive income for cash flow hedge, and reclassified to income in the same period or periods in which the hedge transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or the hedge components excluded from the assessment of effectiveness is recognized immediately in income. Amounts originally recorded in other comprehensive income and subsequently reclassified to income are recorded in the corresponding income or expenses lines in which the related hedged item is reported.

Notes to the consolidated financial statements (continued)

When a hedging instrument expires, is sold, when a hedge no longer meets the criteria for hedge accounting or when the Group re-designates a hedge, the cumulative gain or loss existing in other comprehensive income is kept and recognized in income when the hedged item is ultimately recognized in the consolidated statement of income. When a projected transaction is no longer expected to occur, the cumulative gain or loss recognized in other comprehensive income is immediately transferred to the consolidated statement of income.

(j)	Leases -

The determination of whether an arrangement is a lease, or contains a lease, is based on the substance of the arrangement at contract inception: whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset., even if it is not explicitly specified in the contract in exchange for consideration.

(i)	The Group as a lessee -

As described in Note 3.2.2, from January, 1, 2019; and after the adoption of IFRS 16, the Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets.

•	Right-of-use assets -

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment loss, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The Group holds as right-of-use assets: land lots, buildings and facilities and furniture and equipment. Land lots do not depreciate; buildings and facilities and furniture and equipment depreciate based on the straight-line method during the lease term and are presented in Note 8 “Property, furniture and equipment, net”, and are subject to impairment.

Notes to the consolidated financial statements (continued)

•	Lease liabilities -

The Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. Given that this interest rate implicit in the lease agreement is not easily determinable, in the calculation of the present value of the lease payments, the Group uses the rate it applies to its loans. The lease payments include fixed payments (less any lease incentives receivable), variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs. Lease liabilities are presented in Note 10 as “Lease liabilities” in the caption “Other accounts payable, provisions and other liabilities”.

The Group is performing new accounting estimations due to the adoption of IFRS 16 (see Note 3.2.2) related to the determination of terms and rates of the lease agreements, as detailed below:

•	Determination of the lease term for lease contracts with renewal and termination options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control that affects its ability to exercise or not to exercise the option to renew or to terminate (e.g., construction of significant leasehold improvements or significant customisation of the leased asset).

Notes to the consolidated financial statements (continued)

•	Estimating the incremental borrowing rate

In order to determine the interest rate implicit in the lease, the Group uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group ‘would have to pay’, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency).The Group estimates the IBR using observable inputs such as the free-risk interest rates, Peruvian government yield curves of global bonds (in dollars) and sovereign bonds (in soles) and a credit risk differential, using a spread on the most recent debt issuance.

Until December 31, 2018, leases in which a significant portion of the risks and benefits of the asset were held by the lessor were classified as operating leases. Under this concept, the Group had mainly leased premises used as offices and agencies of the Group’s Subsidiaries.

However, as detailed in Note 3.2.2, in the adoption of IFRS 16, the Group used the exemption proposed by the standard for short term and low value assets; thus, short term and low value lease agreements are kept classified as operating leases, and the disbursements incurred due to these leases are recorded in the caption “Administrative expenses” of the consolidated statement of income.

(ii)	The Group as a lessor –

As described in Note 3.2.2, lessor accounting under IFRS 16 is substantially unchanged. The Group will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. As of December 31, 2019 and 2018, the Group holds the following types of leases:

•	Financial leases –

Leases in which the Group substantially transfers all risks and benefits related to the ownership of the asset are classified as financial leases.

Financial leases are recognized as loans at the present value of the installments. The difference between the total value receivable and the present value of the loan is recognized as accrued interest. This income is recognized during the term of the lease using the effective interest rate method, which reflects a constant rate of return.

Notes to the consolidated financial statements (continued)

As of December 31, 2019 and 2018, leasing receivables are subject to the financial asset impairment policy; see Notes 3.4(f.1) and (h).

•	Operating leases –

Leases in which the Group does not substantially transfers all risks and benefits related to the ownership of the asset are classified as operating leases.

Lease revenues obtained from investment properties are recorded using the straight-line method for the contract terms, and they are recorded as a revenue in the consolidated statement of income due to their operative nature, except for contingent lease revenues, which are recorded when realized.

The lease term is the non-cancelable period, together with any other additional period for which a lessee has the option of continuing with the lease, where, at the start date of the lease, Management is reasonably confident that a lessee will exercise such option.

Amounts received from tenants to terminate leases or to compensate impairment of leased facilities are recognized as revenues in the consolidated statement of income when the right to receive them arises. Service charges, administration expenses and other recoverable expenses paid by the lessees and the revenues resulting from expenses charged to the lessees are recognized in the period in which the compensation becomes an account receivable. Service charges and administration expenses and other receipts are included in the gross revenues from rentals of the related costs, given that Management considers that the Group acts as principal party.

(k)	Customer Loyalty Program -

The Group has a customer loyalty program, which allows customers to accumulate points that can be exchanged for products. Loyalty points give rise to a separate performance obligation, since they provide a material right to the customer. A part of the transaction price is allocated to the loyalty points granted to customers on the basis of the relative independent selling price and is recognized as a contractual liability until the points are redeemed and presented as “Other accounts payable” in the item “Other accounts payable, provisions and other liabilities” of the consolidated statement of financial position. Expenses are recognized when the customer redeems the products.

Notes to the consolidated financial statements (continued)

By estimating the selling price independent of the loyalty points, the Group considers the probability of a client will use the cumulated points. The Group updates the estimates of points to be monthly redeemed and any adjustment to the liability balance will be recognized in the caption “Administrative expenses” of the consolidated statement of income.

(l)	Services of purchase-sale of financial investments “principal versus agent”-

The Group has contracts with customers to buy and sell, on their behalf, financial investments in the stock market and over-the-counter market. The Group acts as an agent in these agreements.

When another party participates in the supply of services to their client, the Group determines whether it is a principal or an agent in these transactions when evaluating the nature of its agreement with the client. The Group is a principal and records the revenue by gross amounts if it controls the committed services before transferring to the customer. However, if the Group’s role is only to arrange for another entity to provide the services, then the Group is an agent and records the revenues for the net amount it retains for its services as an agent. As of December 31, 2019, 2018 and 2017, the Group has recognized net income of S/8,467,000, S/9,158,000, S/7,884,000, respectively, for transactions carried out on behalf of its customers, which have been recorded in the item “Fee income from financial services, net” of the consolidated statement of income; see Note 20.

(m)	Investments in associates -

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the entity, but without having control over those policies. The considerations taken for determining significant influence are similar to those needed to determine control over Subsidiaries.

The Group’s investments in its associates are recognized initially at cost and then are accounted for using the equity method. The Group’s investments in associates are included in the caption “Other accounts receivable and other assets, net” of the consolidated statement of financial position. Gains resulting from the use of the equity method of accounting are included in the caption “Other income” of the consolidated statement of income.

Notes to the consolidated financial statements (continued)

(n)	Investment property -

Investment property comprises land and buildings (mainly shopping malls, educational institutions and offices) that are not occupied substantially for use in the operations of the Group, nor for sale in the ordinary course of business, but are held primarily to earn rental income and capital appreciation. These buildings are substantially rented and not intended to be sold in the ordinary course of business. Investment property comprises completed property and property under construction or re-development.

The Group measures its investment property at fair value according to the requirements of IAS 40 “Investment Property”, as it has chosen to use the fair value model as its accounting policy.

Investment property is measured initially at cost, including transaction costs, that include transfer taxes, professional fees for legal services and initial leasing commissions to bring the property to the condition necessary to start operating. The carrying amount also includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met.

Properties under construction are measured based on estimates prepared by independent real estate valuation experts, except where such values (e.g. work-in-progress incurred on properties under construction) cannot be readily determined. Accordingly, the work-in-progress incurred on properties under construction is measured at cost until either its fair value becomes reliably measurable or construction is completed (whichever is earlier). Investment property under construction includes the value of land, which is determined by appraisals performed by an accredited appraiser using the price per square meter as a market comparable method.

Subsequent to initial recognition, investment property is recorded at fair value. Gains or losses arising from changes in fair values are included in the caption “Net gain on investment property” of the consolidated statement of income in the year in which they arise.

Fair values are assessed periodically by Management, based on the discounted cash flows that are expected to be obtained from these investments. Fair values of investment properties under construction or investment properties held to operate in the future are assessed by an independent external appraiser, through the application of a recognized valuation model. See Note 7 for details of fair value and related assumptions.

Transfers to or from Investment property are made only when there is a change in the use of the asset. In case of assets transferred from Investment property to Property, furniture and equipment, the reclassified amount corresponds to the asset’s fair value at the date when the asset’s use was changed. If an item of Property, furniture and equipment moves to Investment property, the Group transfers the fixed asset’s net cost to Investment property and the asset is subsequently measured at fair value according to the policies established by the Group.

During 2018, the Group transferred “Las Orquídeas” building, located in San Isidro, Lima, from “Investment property” to “Property, furniture and equipment” for S/20,029,000. In addition, the Group transferred part of the “Pardo y Aliaga” building and part of the “Sede Wiese”, both located in San Isidro, Lima, from “Property, furniture and equipment” to “Investment property” for S/6,453,000 and S/4,037,000, respectively.

Investment property is derecognized when it has been disposed or withdrawn from use and no future economic benefit is expected from its disposal. The difference between the net disposal proceeds and the carrying amount of the asset would result in either gains or losses at the retirement or disposal of investment property. Any gains or losses are recognized in the consolidated statement of income of the year of retirement or disposal.

Notes to the consolidated financial statements (continued)

(o)	Property, furniture and equipment, net -

Property, furniture and equipment are stated at historical acquisition cost less residual value, cumulative depreciation and impairment losses, if applicable. The historical acquisition cost includes the expenses that are directly attributable to the acquired property, furniture or equipment. Maintenance and repair costs are charged to the consolidated statement of income; significant renewals and improvements are capitalized when it is probable that future economic benefits, in excess of the originally assessed standard of performance, will result from the use of the acquired property, furniture or equipment.

Land does not depreciate. Depreciation of property, furniture and equipment is calculated using the straight-line method over the estimated useful lives, which are as follows:

Years
Buildings and facilities	40 - 75
Leasehold improvements	5
Furniture and equipment	10
Vehicles	5

An item of property, furniture and equipment and any significant part initially recognized, is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising from the derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of income.

Notes to the consolidated financial statements (continued)

The residual value of each asset, its useful life and the selected depreciation method are periodically reviewed to ensure that they are consistent with current economic benefits and useful life expectations.

(p)	Assets seized through legal actions -

Assets seized through legal actions are recorded in the item “Others” of the caption “Other accounts receivable and other assets, net” at the lower value between the cost or the estimated market value (minus cost to sell), determined from valuations made by independent appraisers. Reductions in book value are recorded in the consolidated statement of income.

(q)	Intangible assets with finite useful lives -

Generally, the intangible assets with finite useful lives are included in the caption “Intangibles and goodwill, net” of the consolidated statement of financial position and they are mainly costs incurred in connection with the acquisition of computer software used in operations and other minor intangible assets. The amortization expense is calculated following the straight-line method over the useful life estimated between 4 and 5 years; see Note 9.

On the other hand, when an insurance contract portfolio is acquired, whether directly from another insurance company or as part of a business combination (in the case of the Group, the acquisition of Seguros Sura), the difference between the fair value of the insurance contract liability and the value of the insurance contract liability, as measured with the acquirer’s accounting policies, is recognized as an intangible asset named “Present Value of In-Force Business” (henceforth “PVIF”).

In this sense, PVIFs resulting from the acquisition of Seguros Sura are recognized in the consolidated statement of financial position at their estimated market value at the acquisition date. After the initial recognition, the PVIF is recorded at cost, minus the cumulative amortization and cumulative impairment loss, if any. The PVIF is amortized on a linear basis over the useful life of the acquired policies, which has been estimated in ten years.

The recoverability of PVIF is considered as part of the liability adequacy test performed at each reporting period. PVIF is derecognized when the related contracts are settled or disposed of.

Changes in the estimated useful life or in the pattern of consumption of the expected future economic benefits embedded in the intangible asset (PVIF) are recorded by changing the amortization period or method and are treated as a change in an accounting estimate.

Notes to the consolidated financial statements (continued)

Gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net amount of the disposal of the asset and the book value of said asset and they are recognized in the consolidated statement of income at the derecognition date.

(r)	Goodwill -

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, if any, over the net identifiable assets acquired and liabilities assumed.

After initial recognition, goodwill is measured at cost less any cumulative impairment loss, if any. A goodwill impairment testing is performed on a yearly basis. To perform an impairment testing, goodwill acquired in a business combination is allocated, since the acquisition date, to one of the Group’s cash-generating units (henceforth “CGU”) that are expected to benefit from the business combination.

Goodwill impairment is determined by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Goodwill, recorded by the Group; see Note 9(b), arises from the acquisition of Seguros Sura and, considering that this entity was merged with Interseguro, has been allocated to the CGU of the insurance business.

(s)	Business combinations -

Business combinations are accounted for using the acquisition method established by IFRS 3 “Business Combinations”. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at the acquisition date’s fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group chooses whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in the caption “Administrative expenses” of the consolidated statement of income.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Notes to the consolidated financial statements (continued)

Any contingent consideration to be transferred by the acquirer shall be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 “Financial Instruments: Recognition and Measurement”, is measured at fair value with the changes in the consolidated statement of income or in the consolidated statement of other comprehensive income. If the contingent consideration is not within the scope of IFRS 9, this shall be measured according to the applicable IFRS. The contingent consideration that is classified as equity must not be measured again and its subsequent settlement shall be recorded in equity. As of December 31, 2019 and 2018, there have been no contingencies arising from business combinations.

A combination of businesses between entities or businesses under common control is beyond the scope of IFRS 3, because it corresponds to a business combination in which all entities or businesses that are combined are ultimately controlled by the same part or parts, both before and after the business combination. In these transactions, the Group recognizes the assets acquired under the method of unification of interest, whereby the assets and liabilities of the combined companies are reflected in their book values and no commercial credit is recognized as a result of the combination.

(t)	Impairment of non-financial assets -

Property, furniture and equipment and intangible assets with a finite life are assessed to determine whether there are any indications of impairment as of the closing of each period. If any indication exists, the Group estimates the asset’s recoverable value. The recoverable amount of the assets is the highest between the value of an asset or a CGU less the costs of sale and its use value, and it is determined for an individual asset, unless the asset does not generate cash revenues that are largely independent from those of other assets or groups of assets.

When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value minus costs to sell, an appropriate valuation model is used.

(u)	Due from customers on acceptances -

Due from customers on acceptances corresponds to accounts receivable from customers for import and export transactions, whose obligations have been accepted by the Group. The obligations that must be assumed by the Group for such transactions are recorded as liabilities.

Notes to the consolidated financial statements (continued)

(v)	Defined contribution pension plan -

The Group only operates a defined contribution pension plan. The defined contribution payable in the pension plan is in proportion to the services rendered to the Group by the employees and it is recorded as an expense in the caption “Salaries and employee benefits” of the consolidated statement of income. Unpaid contributions are recorded as liabilities.

(w)	Provisions -

Provisions are recognized when the Group has a present obligation (legal or implicit) as a result of a past event, and it is probable that an outflow of resources embodying economic benefits will be required in order to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the consolidated statement of income, net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a pre-tax rate that reflects, where appropriate, the specific risks of the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a financial expense.

(x)	Contingencies -

Contingent liabilities are not recognized in the consolidated financial statements, but are disclosed in notes to the consolidated financial statements, unless the probability of an outflow of resources is remote. Contingent assets are not recorded in the consolidated financial statements, but they are disclosed if it is probable that an inflow of economic benefits will emerge.

(y)	Fair value measurement -

Fair value is the price that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	On the principal market for the asset or liability; or

•	In the absence of a principal market, on the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group. Also, the fair value of a liability reflects its non-performance risk.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

Notes to the consolidated financial statements (continued)

When is possible, the Group measures the fair value of a financial instrument using the quoted price in an active market for that instrument. A market is regarded as active if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then the Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure the fair value, maximizing the use of relevant and observable data and variables, and minimizing the use of unobservable data and variables.

The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

In the case of investment property, the Group has considered the specific requirements relating to highest and best use, valuation of premises and principal (or most advantageous) market. The determination of investment property fair value requires the use of estimations such as the future cash flows of the assets (e.g., leases, sales, fixed rents for the different lessees, variable rents based on the sales percentage, operating costs, construction costs, maintenance and the use of discount rates). Additionally, real estate development risks (such as construction and abandonment) are also taken into account when determining the fair value of the land related to the investment property under construction.

The fair value of investment property in the consolidated statement of financial position must reflect the volatile nature of real estate markets; therefore, Management and its appraisers use their market knowledge and professional criteria and do not depend solely on historical comparable transactions. In this sense, there is a higher degree of uncertainty than when a more active market exists for the estimation of fair value. Significant methods and assumptions used in the estimation of fair value of investment property are detailed in Note 7.

All assets and liabilities for which the fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described below:

•	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

•	Level 2 - Valuation techniques for input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 - Valuation techniques for which data and variables of the lowest significant level to measure fair value are unobservable.

Notes to the consolidated financial statements (continued)

For assets and liabilities that are recognized at fair value in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of hierarchy of the fair value, as explained above.

Fair values of financial instruments measured at amortized cost are disclosed in Note 31(b).

(z)	Income Tax -

Income Tax is computed based on the separate financial statement of each Subsidiary.

Deferred Income Tax is accounted for in accordance with IAS 12 “Income Taxes”. In this sense, the deferred Income Tax reflects the effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts determined for tax purposes. Deferred assets and liabilities are measured using the tax rates that are expected to be in force in the years in which such temporary differences are expected to be recovered or settled. Consequently, the deferred Income Tax has been calculated by applying the rates that will be effective since January 1, 2017; see Note 17(c). The measurement of deferred tax assets and deferred tax liabilities reflects the tax consequences that arise from the manner in which each individual entity of the Group expects, at the consolidated statement of financial position dates, to recover or settle the carrying amount of their assets and liabilities.

Deferred tax assets and liabilities are recognized regardless of when the temporary differences are likely to reverse. Deferred tax assets are recognized when it is probable that sufficient taxable income will be generated against which the deferred tax assets can be offset. At each consolidated statement of financial position date, unrecognized deferred assets and the carrying amount of deferred tax assets registered are assessed. A previously unrecognized deferred tax asset is recognized to the extent that it has now become probable that future taxable income will allow the deferred tax asset to be recovered. Likewise, the carrying amount of a deferred tax asset is reduced when it is no longer probable the generation of a sufficient taxable income that allow the application of the deferred tax asset.

According to IAS 12, the deferred Income Tax is determined by applying the Income Tax rate applicable to the retained earnings, recognizing any additional tax on distribution of dividends that may arise on the date when the liability is recognized.

Notes to the consolidated financial statements (continued)

(aa)	Segment information -

IFRS 8 “Operating Segments” requires that the information of operating segments be disclosed consistently with information provided by the chief operating decision maker, who allocates resources to the segments and assesses their performance. Segment information is presented in Note 28.

(ab)	Fiduciary activities and management of funds -

The Group provides trust management, investment management, advisory and custody services to third parties that result in the holding of assets on their behalf. These assets and the income arising thereon are excluded from these consolidated financial statements, as they are not assets of the Group; see Note 32.

Commissions generated from these activities are included in the caption “Fee income from financial services, net” of the consolidated statement of income.

(ac)	Earnings per share -

The amount of basic earnings per share is calculated by dividing the net profit for the year attributable to common shareholders by the weighted average number of common shares outstanding during the year. As of December 31, 2019 and 2018, the Group does not have financial instruments with dilutive effect, therefore, basic and diluted earnings per share are identical for the years reported.

(ad)	Capital surplus -

It is the difference between the nominal value of shares issued and their offering price made in 2007 and 2019, see Note 1(b). Capital surplus is presented net of expenses incurred in the issuance of shares.

(ae)	Treasury stock -

Shares repurchased are recorded in the shareholders’ equity under treasury stock caption at their purchase price. No loss or gain is recorded in the consolidated statement of income arising from the purchase, sale, issuance or amortization of these instruments. Shares that are subsequently sold are recorded as a reduction in treasury stock, measured at the average price of treasury stock held at such date; and the resulting gain or loss is recorded in the consolidated statement of changes in net equity in the caption “Retained earnings”.

(af)	Cash and cash equivalents -

Cash presented in the consolidated statement of cash flows includes cash and due from banks balances with original maturities lower than three months, excludes the restricted funds, which are subject to an insignificant risk of changes in value. The cash and cash equivalent item does not include accrued interest.

Notes to the consolidated financial statements (continued)

On the other hand, the cash collateral committed as part of a repurchase agreement is included in the “Cash and due from banks” caption of the consolidated statement of financial position; see Note 4(d).

(ag)	Reclassifications over financial statements –

When it was necessary, the amounts of previous years have been reclassified in order to make them comparable with the presentation of the current year. Management deems that the reclassifications performed in the Group’s consolidated financial statements are not significant considering the financial statements as a whole as of said dates.

(ah)	Accounting policies applicable before January 1, 2018 -

(ah.1) Financial assets

Before January 1, 2018, the Group classified its financial assets according to IAS 39 as follows:

(i)	Loans and accounts receivable (amortized cost)

Cash and due from banks, inter-bank funds, financial investments, loans and other financial assets, were measured at amortized cost as long as certain criterion were not fulfilled.

(ii)	Available-for-sale financial assets

Available-for-sale financial investments included equity investments and debt securities. Debt securities in this category were those that were intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or in response to changes in market conditions.

(iii)	Held-to-maturity financial assets

Held-to-maturity investments were non-derivative financial assets with fixed or variable payments and fixed maturity, for which IFS had the intention and ability to hold them to maturity.

(iv)	Hedge derivatives

In accordance with IAS 39, to qualify for hedge accounting, the hedging relationship had to meet all the following conditions:

•	At the inception of the hedge, there was formal designation and documentation of the hedging relationship, as well as the entity’s risk management objective and strategy for undertaking the hedge.

•	It was expected that the hedge was highly effective.

•	For a cash flow hedge, a forecast transaction that is the subject of the hedge had to be highly probable.

•	The effectiveness of the hedge could be reliably measured.

•	The hedge was assessed in a going concern basis.

(ah.2) Reclassification of financial assets and liabilities

Until December 31, 2017, reclassifications of available-for-sale investments into held-to-maturity investments were permitted and the fair value of the carrying amount of the asset at the reclassification date was converted to the new amortized cost and any prior unrealized gain or loss from such financial asset that had been recognized in other comprehensive income was amortized.

Notes to the consolidated financial statements (continued)

On the other hand, with respect to held-to-maturity investments, they could not be reclassified into another category before their maturity for an amount that is not insignificant.

(ah.3) Impairment of the financial assets

The Group assessed at each date of the consolidated statement of financial position whether there is any objective evidence that a financial asset or a group of financial assets were impaired. There was an impairment if one or more events that have occurred since the initial recognition of the asset (an incurred “loss event”) had an impact on the estimated future cash flows of the financial asset or the group of financial assets that could be reliably estimated.

The criteria used for each category of financial assets were as follows:

(i)	Financial assets carried at amortized cost

The Group first assessed whether impairment exists individually for financial assets that were individually significant, or collectively for financial assets that were not individually significant. If the Group determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it included the asset in a group of financial assets with similar credit risk characteristics and collectively assessed them for impairment. Assets that were individually assessed for impairment and for which an impairment loss was, or continues to be recognized, are not included in a collective impairment assessment.

(ii)	Available-for-sale financial investments

In the case of equity securities, objective evidence would include a significant or prolonged decline in their fair value below cost.

Notes to the consolidated financial statements (continued)

Impairment losses on equity securities were not reversed through the consolidated statement of income; increases in their fair value after impairment were directly recognized in the consolidated statement of other comprehensive income.

In the case of debt instruments, impairment was assessed based on the same criteria as financial assets carried at amortized cost. The amount recorded for impairment was the cumulative loss measured as the difference between the amortized cost and the current fair value, minus any impairment loss on that investment previously recognized in the consolidated statement of income.

(iii)	Rescheduled loans (refinanced)

Where possible, the Group sought to modify the loans rather than to take possession of the collateral. The rescheduled loans are direct loans in which modifications are made in the time and/or amounts of the original contract due to difficulties in the payment capacity of the client.

3.5	Standards issued but not yet effective -

Following is the description of the new and amended standards and interpretations issued, but which are not yet in force at the date of issuance of these consolidated financial statements. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective:

•	IFRS 17 “Insurance contracts”

In May 2017, the IASB issued IFRS 17 “Insurance Contracts”, a comprehensive new accounting standard for insurance contracts, covering recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4 “Insurance Contracts”, issued in 2005. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. A few scope exceptions will apply. The overall objective of IFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers. In contrast to the requirements in IFRS 4, which are based to a large extent on the compliance of previous local accounting policies, IFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects. IFRS 17 is a general model which is complemented by:

(i)	A specific adaptation for contracts with direct participation features (the variable fee approach).

(ii)	A simplified approach (the premium allocation approach) mainly for short-duration contracts.

Notes to the consolidated financial statements (continued)

IFRS 17 is effective for reporting periods beginning on or after 1 January 2021, with the presentation of comparative figures required; notwithstanding the aforementioned, in June 2019 the IASB published a draft of amendments to IFRS 17, that includes the delay of IFRS 17 adoption up until the year 2022. Early adoption is allowed, provided that the entity also adopts IFRS 9 and IFRS 15 on the date that it adopts IFRS 17 for the first time or earlier.

•	Amendments to IFRS 3 “Business Combination”: Definition of a business

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 “Business Combinations” to help entities determine whether an acquired set of activities and assets is a business or not. They clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs, and introduce an optional fair value concentration test. New illustrative examples were provided along with the amendments.

Since the amendments apply prospectively to transactions or other events that occur on or after the date of first application, the Group will not be affected by these amendments on the date of transition.

•	Amendments to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”:

In October 2018, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” to align the definition of ‘material’ across the standards and to clarify certain aspects of the definition. The new definition states that, “Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity”.

The amendments to the definition of material is not expected to have a significant impact on the Group’s consolidated financial statements.

Notes to the consolidated financial statements (continued)

3.6	Significant accounting judgments, estimates and assumptions -

The preparation of the consolidated financial statement of the Group requires Management to make judgments, estimates and assumptions that affect the reported amount of income, expenses, assets and liabilities, and the accompanying disclosures, as well as the disclosure of contingent liabilities. In the process of applying the Group’s accounting policies, Management has used judgments and assumptions about the future and other key sources to make its estimates at the reporting date, which have a significant risk that may cause a material adjustment to the value in books of assets and liabilities within the next financial year. The estimates and existing assumptions may change due to circumstances beyond the control of the Group and are reflected in assumptions if they occur. The items with the most impact recognized in the consolidated financial statements with judgements and/or considerable estimates are the following: the calculation of the impairment of the portfolio of loans and financial investments, the measurement of the fair value of the financial investments and investment properties, the assessment of the impairment of the goodwill, the liabilities for insurance contracts and the measurement of the fair value of derivative financial instruments; also, there are other estimates such as the estimated useful life of intangible assets, property, furniture and equipment, and the estimation of assets and liabilities for deferred Income Tax and the determination of terms and estimation of the interest rate of lease agreements. The accounting criteria used for each of these items are described in Note 3.4.

During the year 2018, the Group made changes in its accounting estimation regarding the determination of insurance contracts liabilities, which consisted of the adoption of the new mortality tables SPP-2017 and changes in the assumptions used in the estimation of interest rates to discount the pension reserves. The effects of said changes, as well as the policies, are described in Note 3.4(d).

4.	Cash and due from banks and inter-bank funds

(a)	The detail of cash and due from banks is as follows:

	2019	2018
	S/(000)	S/(000)
Cash and clearing (b)	1,877,843	1,860,442
Deposits in the Central Reserve Bank of Peru – BCRP (b)	5,861,570	3,639,927
Deposits in banks (c)	2,112,316	1,586,693
Accrued interest	6,209	6,817

	9,857,938	7,093,879
Restricted funds (d)	1,270,937	1,286,532

Total	11,128,875	8,380,411

Notes to the consolidated financial statements (continued)

(b)

In accordance with rules in force, Interbank is required to maintain a legal reserve in order to honor its obligations with the public. This reserve is comprised of funds kept in Interbank and in the BCRP and is made up as follows:

	2019	2018
	S/(000)	S/(000)
Legal reserve
Deposits in BCRP	4,998,770	3,370,087
Cash in vaults	1,757,917	1,738,690

Subtotal legal reserve	6,756,687	5,108,777

Non-mandatory reserve
Overnight BCRP deposits	862,800	269,840
Cash and clearing	119,859	121,496

Subtotal non-mandatory reserve	982,659	391,336

Cash balances not subject to legal reserve	67	256

Total	7,739,413	5,500,369

The legal reserve funds maintained in the BCRP are non-interest bearing, except for the part that exceeds the minimum reserve required that accrued interest at an annual rate established by the BCRP. As of December 31, 2019, the excess in foreign currency accrued interest in US Dollars at an annual average rate of 1.25 percent (1.95 percent as of December 31, 2018). During 2019 and 2018, Interbank did not maintain excess reserves in national currency.

In Management’s opinion, Interbank has complied with the requirements established by the rules in force related to the computation of the legal reserve.

(c)	Deposits in domestic banks and abroad are mainly in Soles and US Dollars, they are freely available and accrue interest at market rates.

Notes to the consolidated financial statements (continued)

(d)	The Group maintains restricted funds related to:

	2019	2018
	S/(000)	S/(000)
Repurchase agreements with BCRP (*)	1,208,506	1,189,454
Derivative financial instruments, Note 10(b)	57,816	92,456
Others	4,615	4,622

Total	1,270,937	1,286,532

(*)

As of December 31, 2019, correspond to deposits maintained in the BCRP which guarantee agreements amounting to S/1,205,200,000 (guaranteed agreements amounting to S/1,154,500,000 as of December 31, 2018); see Note 12(b).

Cash and cash equivalents presented in the consolidated statement of cash flows exclude the restricted funds and accrued interest; see Note 3.4(af).

(e)	Inter-bank funds

These are loans made between financial institutions with maturity, in general, being less than 30 days. As of December 31, 2019, Inter-bank funds assets accrue interest at an annual rate of 2.26 percent in national currency and Inter-bank funds liabilities accrue interest at an annual rate of 2.25 percent in national currency and 1.75 percent in foreign currency (annual rate of 2.75 percent in national currency, as of December 31, 2018) and do not have specific guarantees.

Notes to the consolidated financial statements (continued)

5.	Financial investments

(a)	This caption is made up as follows, as of December 31, 2019 and 2018 is as follow:

	2019	2018
	S/(000)	S/(000)
Debt instruments measured at fair value through other comprehensive income (b), (c)	14,010,029	13,143,526
Investments at amortized cost (d)	2,160,775	1,843,944
Investments at fair value through profit or loss (e)	1,551,537	1,571,468
Equity instruments measured at fair value through other comprehensive income (f)	1,125,722	845,317

Total financial investments	18,848,063	17,404,255

Accrued income
Debt instruments measured at fair value through other comprehensive income (b)	178,444	185,067
Investments at amortized cost (d)	46,211	40,123

Total	19,072,718	17,629,445

Notes to the consolidated financial statements (continued)

(b)	Following is the detail of debt instruments measured at fair value through other comprehensive income:

		Unrealized gross amount				Annual effective interest rates
2019	Amortized cost S/(000)	Gains S/(000)	Losses (c) S/(000)	Estimated fair value S/(000)	Maturity	S/		US$
						Min %	Max %	Min %	Max %
Corporate, leasing and subordinated bonds (*)	7,562,985	648,601	(12,300)	8,199,286	Jan-20 / Jan-114	0.71	21.76	2.26	10.73
Peruvian Sovereign Bonds	3,213,581	330,856	(242)	3,544,195	Aug-24 / Feb-55	1.59	5.31	—	—
Negotiable Certificates of Deposit issued by BCRP	1,481,962	1,533	(2)	1,483,493	Jan-20 / Jun-21	2.15	3.04	—	—
Bonds guaranteed by the Peruvian Government	626,087	42,153	(167)	668,073	Oct-24 / Jul-34	2.24	4.14	3.61	5.14
Global Bonds of the Republic of Colombia	114,431	551	—	114,982	Jul-21 / Mar-23	—	—	2.24	2.46

Total	12,999,046	1,023,694	(12,711)	14,010,029

Accrued interest				178,444

Total				14,188,473

		Unrealized gross amount				Annual effective interest rates
2018	Amortized cost S/(000)	Gains S/(000)	Losses (c) S/(000)	Estimated fair value S/(000)	Maturity	S/		US$
						Min %	Max %	Min %	Max %
Corporate, leasing and subordinated bonds (*)	7,687,065	80,122	(286,043)	7,481,144	Jan-19 / Jan-114	2.01	9.58	2.80	8.90
Peruvian Sovereign Bonds	2,702,571	46,714	(65,955)	2,683,330	Aug-20 / Feb-55	2.37	8.19	—	—
Negotiable Certificates of Deposit issued by BCRP (**)	1,381,011	179	(711)	1,380,479	Jan-19 / Apr-20	2.73	3.05	—	—
Bonds guaranteed by the Peruvian Government	804,309	5,166	(14,477)	794,998	May-24 / Jul -34	4.10	6.01	4.97	8.81
Global Bonds of the Republic of Peru	332,311	1,439	(14,692)	319,058	Jul-25 / Feb-55	6.39	7.40	3.66	3.71
Global Bonds of the Republic of Colombia	271,482	—	(4,046)	267,436	Mar-19 / Sep-37	—	—	2.29	7.48
Global Bonds of the United Mexican States	105,749	—	(7,133)	98,616	Oct-23 / Sep 34	—	—	4.16	6.28
Treasury Bonds of the United States of America	83,888	—	(1,039)	82,849	Dec-20 / Oct-23	—	—	2.47	2.53
Global Bonds of the Republic of Chile	36,983	—	(1,367)	35,616	Feb-28	—	—	3.74	3.74

Total	13,405,369	133,620	(395,463)	13,143,526

Accrued interest				185,067

Total				13,328,593

(*)

As of December 31, 2019 and 2018, Inteligo holds corporate bonds from different entities for approximately S/440,409,000 and S/411,047,000, respectively, which guarantee loans with Credit Suisse First Boston and Bank J. Safra Sarasin; see Notes 12(e) and (i).

(**)	As of December 31, 2018, Interbank held Negotiable Certificates of Deposit issued by the BCRP for approximately S/256,777,000, which guaranteed loans with said entity; see Note 12(b).

Notes to the consolidated financial statements (continued)

The following table shows the credit quality and maximum exposure to credit risk based on the Group’s internal credit rating of debt instruments measured at fair value through other comprehensive income as of December 31, 2019 and 2018. The amounts presented do not consider impairment.

	2019				2018
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000
High grade	6,482,810	—	—	6,482,810	5,558,408	—	—	5,558,408
Standard grade	7,194,044	333,175	—	7,527,219	7,271,873	313,245	—	7,585,118
Sub-standard grade	—	—	—	—	—	—	—	—

Total	13,676,854	333,175	—	14,010,029	12,830,281	313,245	—	13,143,526

On the other hand, as of December 31, 2019 and 2018, the Group holds debt instruments measured at amortized cost with a high grade credit quality and classified in Stage 1 for approximately S/2,160,775,000 and S/1,843,944,000, respectively.

(c)	The Group has determined that the unrealized losses on debt instruments as of December 31, 2019 and 2018, not related to credit risk, are of temporary nature.

The Group, according to the business model applied to these debt instruments, has the capacity to hold these investments for a sufficient period that allows the early recovery of the fair value, up to the maximum period for the early recovery or the due date.

As of December 31, 2019 and 2017, the Group has recognized the losses related to the credit risk of the investments in the consolidated statement of income as an impairment loss according to the policies on the estimation of the expected credit loss of the investments indicated in Note 3.4(h) and (ah.3) (loss reversion as of December 31, 2018).

Notes to the consolidated financial statements (continued)

As of December 31, 2019 and 2018, the detail of the unrealized losses of the debt instruments classified as at fair value through other comprehensive income is as follows:

	2019			2018
Issuer	Amortized cost	Unrealized gross gain	Unrealized gross loss	Amortized cost	Unrealized gross gain	Unrealized gross loss	Maturity as of December 31, 2019	Risk rating as of December 31, 2019
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Peruvian Sovereign Bonds	3,213,581	330,856	(242)	2,702,571	46,714	(65,955)	2024-2055	A- (*) (***)
Corporación Financiera de Desarrollo S.A.	374,631	30,197	(1,438)	386,240	—	(19,238)	2022-2046	AA (**) (***)
BBVA Banco Continental	302,668	14,611	(3,301)	199,326	2,039	(4,737)	2020-2033	AA+ (**) (***)
H2Olmos S.A.	227,018	10,103	—	230,838	—	(4,793)	2025-2032	AA (**)
Fermaca Enterprises S.R.L.	218,733	6,906	—	229,906	—	(11,778)	2038	BBB (*)
Bienes Raíces Uno Trust	180,067	11,417	—	183,572	—	(23,301)	2044	BBB (*)
Mexichem SAB de CV	175,102	9,874	—	178,387	—	(18,048)	2042-2044	BBB- (*)
Línea Amarilla S.A.C.	174,049	14,284	—	173,130	1,042	(4,998)	2037	AA (**)
PA Pacifico Trust	161,799	4,144	—	166,049	—	(12,280)	2035	BBB- (*)
Celulosa Arauco y Constitución S.A.	160,864	2,783	—	163,796	—	(12,295)	2047	BBB- (*)
Global Bonds of the Republic of Colombia	114,431	551	—	271,482	—	(4,046)	2021-2023	BBB (*)
Falabella Perú S.A.A.	101,225	6,769	—	101,341	—	(6,474)	2028-2035	AA+ (**)
Red de Energia del Perú	99,781	12,964	—	109,665	—	(4,111)	2026-2031	AAA (**)
Celeo Redes Operación CL	91,984	8,499	—	94,252	—	(6,014)	2047	BBB (*)
Taboada Finance Ltda.	90,888	2,399	(167)	93,010	612	(4,694)	2029-2033	BBB+ (*) (***)
Enel Distribución Perú S.A.A.	85,706	8,373	(8)	85,665	426	(5,864)	2025-2038	AAA (**) (***)
Lima Metro Line 2 Finance Limited	80,965	7,825	—	149,512	—	(7,935)	2034	BBB (*)
PA Costera Trust	73,548	5,154	—	75,046	—	(4,716)	2034	BBB- (*)
Electricite de France S.A.	71,161	3,445	—	72,431	—	(8,673)	2114	A- (*)
México Generadora de Energía	67,399	3,341	—	72,009	—	(5,324)	2032	BBB (*)
Goldman Sachs	64,547	16,566	—	63,129	—	(6,572)	2030-2042	BBB+ (*)
Southern Perú Copper Coporation	53,086	2,501	(386)	220,634	—	(7,653)	2028-2035	BBB+ (*) (***)
Banco de Crédito del Perú	41,891	158	(9)	222,072	—	(14,536)	2023-2025	BBB+ (*) (***)
Cencosud S.A.	—	—	—	191,388	—	(20,819)	—	—
Global Bonds of the Republic of Peru	—	—	—	332,311	1,439	(14,692)	—	—
Global Bonds of the United Mexican States	—	—	—	105,749	—	(7,133)	—	—
Mexico City Airport Trust	—	—	—	94,948	—	(11,129)	—	—
Comisión Federal de Electricidad CFE.	—	—	—	35,007	—	(4,180)	—	—
Instruments with individual losses less than S/4 million	346,287	—	(7,160)	3,559,022	296	(73,475)	—	—

Total	6,571,411	513,720	(12,711)	10,562,488	52,568	(395,463)

(*)	Instrument rated abroad.
(**)	Instrument rated in Peru.
(***)	Corresponds to the instrument’s rating with the largest unrealized loss.

Notes to the consolidated financial statements (continued)

The analysis of changes in fair value and the corresponding expected credit loss is presented below:

	2019
Gross carrying amount of debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	12,830,281	313,245	—	13,143,526
New originated or purchased assets	3,813,427	—	—	3,813,427
Assets derecognized or matured	(3,987,934)	(24,453)	—	(4,012,387)
Change in fair value	1,024,945	37,797	—	1,062,742
Transfers to Stage 1	—	—	—	—
Transfers to Stage 2	—	—	—	—
Transfers to Stage 3	—	—	—	—
Write-offs	—	—	—	—
Foreign exchange effect	(3,865)	6,586	—	2,721

End of year balances	13,676,854	333,175	—	14,010,029

	2019
Movement of the allowance for expected credit losses for debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	6,446	21,604	—	28,050
New originated or purchased assets	1,588	—	—	1,588
Assets derecognized or matured	(987)	(303)	—	(1,290)
Transfers to Stage 1	—	—	—	—
Transfers to Stage 2	(4)	4	—	—
Transfers to Stage 3	—	—	—	—
Effect on the expected credit loss due to the change of the stage during the year	—	—	—	—
Others (*)	(109)	6,601	—	6,492
Write-offs	—	—	—	—
Recoveries	—	—	—	—
Foreign exchange effect	(85)	(12)	—	(97)

Expected credit loss at the end of the period	6,849	27,894	—	34,743

(*)	Corresponds mainly to the variation in the inputs used for calculating the expected credit losses different to changes in the stage during the year.

Notes to the consolidated financial statements (continued)

	2018
Gross carrying amount of debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	13,176,991	408,908	—	13,585,899
New originated or purchased assets	4,628,120	—	—	4,628,120
Assets derecognized	(4,267,715)	(136,375)	—	(4,404,090)
Change in fair value	(900,036)	36,708	—	(863,328)
Transfers to Stage 1	—	—	—	—
Transfers to Stage 2	—	—	—	—
Transfers to Stage 3	—	—	—	—
Write offs	—	—	—	—
Foreign exchange effect	192,921	4,004	—	196,925

End of year balances	12,830,281	313,245	—	13,143,526

	2018
Movement of the allowance for expected credit losses for debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	5,330	35,510	—	40,840
New originated or purchased assets	1,215	—	—	1,215
Assets derecognized or matured	(324)	(13,139)	—	(13,463)
Transfers to Stage 1	—	—	—	—
Transfers to Stage 2	—	—	—	—
Transfers to Stage 3	—	—	—	—
Effect on the expected credit loss due to the change of the Stage during the year	—	—	—	—
Others (*)	181	(1,010)	—	(829)
Write-offs	—	—	—	—
Recoveries	—	—	—	—
Foreign exchange effect	44	243	—	287

Expected credit loss at the end of the period	6,446	21,604	—	28,050

(*)	Corresponds mainly to the variation in the inputs used for calculating the expected credit losses different to changes in the stage during the year.

As a result of the assessment of the impairment of its debt instruments at fair value through other comprehensive income, the Group recorded an expense of S/6,790,000 during the year 2019 and a reversal of the impairment of S/13,077,000 during the year 2018, which were presented in the caption “(Loss) recovery to impairment of financial investments” in the consolidated statement of income. The movement of unrealized results of investments at fair value through other comprehensive income, net of Income Tax and non-controlling interest, is presented in Notes 16(d) and (e).

Also, as result of the impairment assessment of its available-for-sale financial investments held during the year 2017, under IAS 39, see Note 3.4(ah.3)(ii), the Group recorded an impairment loss of S/20,759,000 in said year, which was presented within the caption “(Loss) recovery to impairment of financial investments” of the consolidated statement of income. The movement of unrealized results of available-for-sale investments, net of the deferred Income Tax and the non-controlling interest, is presented in Notes 16(d) and (e).

Notes to the consolidated financial statements (continued)

(d)

As of December 31, 2019 and 2018, investments at amortized cost are entirely comprised of Sovereign Bonds of the Republic of Peru issued in Soles, for an amount of S/2,206,986,000 and S/1,884,067,000, respectively, including accrued interest. Said investments present low credit risk and the expected credit loss is not significant.

As of December 31, 2019, these investments have maturity dates that range from September 2023 to August 2037, have accrued interests at effective annual rates ranging from 4.29 percent and 6.26 percent, and estimated fair value amounting to approximately S/2,328,303,000 (as of December 31, 2018, their maturity dates ranged from August 2020 to August 2037, accrued interests at effective annual rates between 4.05 percent and 6.33 percent, and its estimated fair value amounted to approximately S/1,856,325,000).

During the year 2019, the Government of the Republic of Peru performed public offerings to buyback certain sovereign bonds, with the purpose of renewing its debt and funding its fiscal deficit. Considering the purpose of this offering, following such offering, there would be no outstanding sovereign bonds of the repurchased issuances. In the event that some bonds remained outstanding, they would become illiquid on the market. In that sense, Interbank took part of these public offerings and sold to the Government of the Republic of Peru sovereign bonds classified as investments at amortized cost for approximately S/340,518,000, generating a gain amounting to S/8,474,000, which was recorded within the caption “Net gain from derecognition of financial investments at amortized cost” of the consolidated statement of income. Notwithstanding the aforementioned, with the purpose of maintaining its asset management strategy, the Bank purchased simultaneously other sovereign bonds of the Republic of Peru for approximately S/340,432,000, and classified them as investments at amortized cost. In Management’s opinion and pursuant to IFRS 9, said transaction is congruent with the Group’s business model because although said sales were significant, they were infrequent and were performed with the sole purpose of facilitating the debt renewal and the funding of the fiscal deficit of the Republic of Peru, and thus the business model regarding these assets has always been the collection of the contractual cash flows.

On the other hand, in accordance with IAS 39, in force until December 31, 2017, Interbank reclassified from the year 2015 to the year 2017, Peruvian sovereign bonds from available-for-sale investments to held-to-maturity investments for S/487,385,000. Said instruments held an unrealized net loss in the net equity for S/24,690,000. According to IAS 39 requirements, the unrealized net loss of these instruments was transferred to profit and loss for their remaining maturity. In that sense, Interbank recorded in the statement of income for the period 2017 a net loss of approximately S/2,608,000; see Notes 16(d) and (e).

As of December 31, 2019 and 2018, Interbank keeps loans with the BCRP that are guaranteed with these sovereign bonds of the Republic of Peru, classified as restricted, for approximately S/762,347,000 and S/738,635,000, respectively; see Note 12(b).

Notes to the consolidated financial statements (continued)

(e)	The composition of financial instruments at fair value through profit or loss is as follows:

	2019	2018
	S/(000)	S/(000)
Equity instruments
Local and foreign mutual funds and investment funds participations	1,083,079	1,144,771
BioPharma Credit PLC (g)	132,054	144,157
Royalty Pharma (h)	117,682	78,808
VíaSat Inc.	26,683	21,705
LendUp	23,375	23,720
Ishare Core MSCI Word UCIT	22,726	18,195
Others	80,684	72,046
Debt instruments
Corporate, leasing and subordinated bonds	65,254	42,625
Peruvian Sovereign Bonds	—	21,927
Treasury Bonds of the United States of America	—	3,514

Total	1,551,537	1,571,468

(*)

As of December 31, 2019 and 2018, investments at fair value through profit or loss include investments held for trading for approximately S/194,535,000 and S/189,829,000, respectively; and those assets that are necessarily measured at fair value through profit or loss for approximately S/1,357,002,000 and S/1,381,639,000, respectively.

(f)	As of December 31, 2019 and 2018, the composition of equity instruments measured at fair value through other comprehensive income is as follows:

	2019	2018
	S/(000)	S/(000)
BioPharma Credit PLC (g)	336,338	261,484
InRetail Perú Corp (i)	285,962	228,122
Ishares	140,198	130,155
Engie- Energía Perú S.A.	90,670	51,384
Luz del Sur S.A.A.	87,983	23,727
Ferreycorp S.A.A.	83,013	78,528
Gilead Sciences INC	19,381	18,988
Credicorp	18,030	—
Unión de Cervecerías Backus y Johnston	17,138	—
Others below S/17 million	47,009	52,929

Total	1,125,722	845,317

Notes to the consolidated financial statements (continued)

(g)

The Group has investments in BioPharma Credit PLC, a public limited liability company dedicated to the biological sciences industry and which is quoted in the “Specialist Fund Segment” (segment designed for highly specialized investment entities which focus on highly informed institutional investors or professional investors) of the London Stock Exchange.

As of December 31, 2019, the Group, through IFS and its Subsidiary Inteligo Bank, holds 39,065,925 shares classified as investments at fair value through profit and loss. Additionally, through its Subsidiary Interseguro, the Group holds a total of 99,500,000 shares classified as investment at fair value through other comprehensive income. Combined, it holds 138,565,925 shares that represent 10.09 percent of the capital stock of the entity (As of December 31, 2018, IFS and its Subsidiary Inteligo Bank held 40,159,328 shares classified as investments at fair value through profit and loss. Interseguro held 72,791,326 shares classified as investment at fair value through other comprehensive income. Combined, the Group held 112,950,654 shares that represented 8.22 percent of the capital stock of the entity).

(h)

Corresponds to participations in RPI International Holding, which invests in a series of subordinated funds whose objective is to invest in Royalty Pharma Investments, an investment fund established under the laws of the Republic of Ireland and authorized by the Central Bank of Ireland. This investment fund is dedicated to buying medical and biotechnology patents. The participations in RPI International Holding are not liquid and require authorization for trading.

As of December 31, 2019 and 2018, the Group holds 192,500 and 152,251 participations, respectively, in RPI International Holding classified as investments at fair value through profit or loss.

During the years 2019, 2018 and 2017, the Group received dividends from these investments for approximately S/11,010,000, S/9,847,000 and S/4,467,000, respectively, which are included in the caption “Interest and similar income” in the consolidated statement of income.

(i)

As of December 31, 2019, and 2018, the Group holds 2,396,920 shares, which represent 2.33 percent of the capital stock of InRetail Perú Corp. (a related entity), classified as equity instrument measured at fair value through other comprehensive income.

Notes to the consolidated financial statements (continued)

(j)

The following is the balance of investments at fair value through other comprehensive income (debt and equity instruments) and investments at amortized cost as of December 31, 2019 and 2018 classified by contractual maturity (without including accrued interest):

	2019		2018
	Investments at fair value through other comprehensive income	Investments at amortized cost	Investments at fair value through other comprehensive income	Investments at amortized cost
	S/(000)	S/(000)	S/(000)	S/(000)
Up to 3 months	621,673	—	763,539	—
From 3 months to 1 year	1,041,788	—	966,019	—
From 1 to 3 years	407,657	—	705,687	190,479
From 3 to 5 years	909,183	1,158,805	706,076	470,976
From 5 years onwards	11,029,728	1,001,970	10,002,205	1,182,489
Equity instruments (without maturity)	1,125,722	—	845,317	—

Total	15,135,751	2,160,775	13,988,843	1,843,944

(k)	Below are the debt instruments measured at fair value through other comprehensive income and at amortized cost according to the stages indicated by IFRS 9 as of December 31, 2019 and 2018:

	2019
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Corporate, leasing and subordinated bonds	7,866,111	333,175	—	8,199,286
Peruvian Sovereign Bonds	5,704,970	—	—	5,704,970
Negotiable Certificates of Deposit issued by BCRP	1,483,493	—	—	1,483,493
Bonds guaranteed by the Peruvian Government	668,073	—	—	668,073
Global Bonds of the Republic of Colombia	114,982	—	—	114,982

Total	15,837,629	333,175	—	16,170,804

Notes to the consolidated financial statements (continued)

	2018
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Corporate, leasing and subordinated bonds	7,167,899	313,245	—	7,481,144
Peruvian Sovereign Bonds	4,527,274	—	—	4,527,274
Negotiable Certificates of Deposit issued by BCRP	1,380,479	—	—	1,380,479
Bonds guaranteed by the Peruvian Government	794,998	—	—	794,998
Global Bonds of the Republic of Peru	319,058	—	—	319,058
Global Bonds of the Republic of Colombia	267,436	—	—	267,436
Global Bonds of the United Mexican States	98,616	—	—	98,616
Treasury Bonds of the United States of America	82,849	—	—	82,849
Global Bonds of the Republic of Chile	35,616	—	—	35,616

Total	14,674,225	313,245	—	14,987,470

6.	Loans, net

(a)	This caption is made up as follows:

	2019	2018
	S/(000)	S/(000)
Direct loans
Loans	28,504,689	25,569,152
Credit cards	5,876,983	4,881,404
Leasing	1,533,395	1,682,629
Discounted notes	686,164	494,953
Factoring	374,192	309,558
Advances and overdrafts	87,373	50,219
Refinanced loans	251,180	210,384
Past due and under legal collection loans	943,168	856,909

	38,257,144	34,055,208

Plus (minus)
Accrued interest from performing loans	316,171	318,250
Unearned interest and interest collected in advance	(41,683)	(47,737)
Impairment allowance for loans (d)	(1,394,779)	(1,364,804)

Total direct loans, net	37,136,853	32,960,917

Indirect loans, Note 18(a)	4,101,977	4,071,460

Notes to the consolidated financial statements (continued)

(b)	The classification of the direct loan portfolio is as follows:

	2019 (**)	2018 (**)
	S/(000)	S/(000)
Commercial loans (c.1) (*)	17,479,006	16,032,068
Consumer loans (c.1)	12,821,567	10,891,278
Mortgage loans (c.1)	7,206,445	6,407,479
Small and micro-business loans (c.1)	750,126	724,383

Total	38,257,144	34,055,208

(*)

In 2019, Interbank acquired a commercial loan from Sumitomo Mitsui Banking Corporation for an amount of S/164,950,000 (In 2018, Interbank acquired commercial loans from Bancolombia Panamá S.A., Bancolombia Puerto Rico Internacional Inc. and Itaú Corbanca NY Branch for approximately S/306,168,000, S/90,531,000 and S/198,000,000, respectively).

(**)

For purposes of estimating the impairment loss in accordance with IFRS 9, the Group’s loan portfolio is segmented by homogeneous groups that share similar risk characteristics; the Group determined these 3 types of portfolios: Retail Banking (groups consumer and mortgage loans), Commercial Banking (groups commercial loans) and Small Business Banking (groups loans to small and micro-business).

Notes to the consolidated financial statements (continued)

(c)

The following table shows the credit quality and maximum exposure to credit risk based on the Group’s internal credit rating as of December 31, 2019 and 2018. The amounts presented do not consider impairment.

	2019				2018
Direct loans, (c.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	28,314,167	271,610	—	28,585,777	25,062,456	372,197	—	25,434,653
Standard grade	4,675,010	528,372	—	5,203,382	3,853,640	849,073	—	4,702,713
Sub-standard grade	358,527	969,387	—	1,327,914	417,701	845,995	—	1,263,696
Past due but not impaired	1,474,310	770,876	—	2,245,186	1,048,378	791,096	—	1,839,474

Impaired
Individually impaired	—	—	8,444	8,444	—	—	7,349	7,349
Collectively impaired	—	—	886,441	886,441	—	—	807,323	807,323

Total direct loans	34,822,014	2,540,245	894,885	38,257,144	30,382,175	2,858,361	814,672	34,055,208

	2019				2018
Contingent Credits: Guarantees and stand by letters, import and export letters of credit (substantially, all indirect loans correspond to commercial loans)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	3,733,040	62,860	—	3,795,900	3,256,280	223,735	—	3,480,015
Standard grade	108,515	118,463	—	226,978	211,784	110,420	—	322,204
Sub-standard grade	7,597	41,095	—	48,692	33,472	192,699	—	226,171
Past due but not impaired	—	—	—	—	—	—	—	—

Impaired
Individually impaired	—	—	22,607	22,607	—	—	35,738	35,738
Collectively impaired	—	—	7,800	7,800	—	—	7,332	7,332

Total indirect loans	3,849,152	222,418	30,407	4,101,977	3,501,536	526,854	43,070	4,071,460

Notes to the consolidated financial statements (continued)

(c.1) The following tables show the credit quality and maximum exposure to credit risk for each classification of the direct loan portfolio:

	2019				2018
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	12,786,786	53,449	—	12,840,235	12,088,746	106,480	—	12,195,226
Standard grade	2,605,473	127,347	—	2,732,820	2,305,607	125,090	—	2,430,697
Sub-standard grade	132,707	401,991	—	534,698	226,849	124,051	—	350,900
Past due but not impaired	1,069,813	102,267	—	1,172,080	714,034	134,730	—	848,764

Impaired
Individually impaired	—	—	8,444	8,444	—	—	7,349	7,349
Collectively impaired	—	—	190,729	190,729	—	—	199,132	199,132

Total direct loans	16,594,779	685,054	199,173	17,479,006	15,335,236	490,351	206,481	16,032,068

	2019				2018
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	9,319,421	176,764	—	9,496,185	7,481,529	223,261	—	7,704,790
Standard grade	1,443,966	311,673	—	1,755,639	980,918	643,553	—	1,624,471
Sub-standard grade	196,126	362,228	—	558,354	163,050	534,181	—	697,231
Past due but not impaired	167,295	443,693	—	610,988	97,943	442,380	—	540,323

Impaired
Individually impaired	—	—	—	—	—	—	—	—
Collectively impaired	—	—	400,401	400,401	—	—	324,463	324,463

Total direct loans	11,126,808	1,294,358	400,401	12,821,567	8,723,440	1,843,375	324,463	10,891,278

Notes to the consolidated financial statements (continued)

	2019				2018
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	5,676,737	21,775	—	5,698,512	5,003,914	22,297	—	5,026,211
Standard grade	550,656	65,662	—	616,318	478,576	56,958	—	535,534
Sub-standard grade	25,855	190,605	—	216,460	22,575	170,556	—	193,131
Past due but not impaired	225,687	201,506	—	427,193	224,588	188,839	—	413,427

Impaired
Individually impaired	—	—	—	—	—	—	—	—
Collectively impaired	—	—	247,962	247,962	—	—	239,176	239,176

Total direct loans	6,478,935	479,548	247,962	7,206,445	5,729,653	438,650	239,176	6,407,479

	2019				2018
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	531,223	19,622	—	550,845	488,267	20,159	—	508,426
Standard grade	74,915	23,690	—	98,605	88,539	23,472	—	112,011
Sub-standard grade	3,839	14,563	—	18,402	5,227	17,207	—	22,434
Past due but not impaired	11,515	23,410	—	34,925	11,813	25,147	—	36,960

Impaired
Individually impaired	—	—	—	—	—	—	—	—
Collectively impaired	—	—	47,349	47,349	—	—	44,552	44,552

Total direct loans	621,492	81,285	47,349	750,126	593,846	85,985	44,552	724,383

Notes to the consolidated financial statements (continued)

(d)	The balances of the direct and indirect loan portfolio and the movement of the respective allowance for expected credit loss, calculated according to IFRS 9, is as follows:

(d.1)	Direct loans

	2019				2018
Gross carrying amount of direct loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	30,382,175	2,858,361	814,672	34,055,208	25,492,417	2,941,897	740,387	29,174,701
New originated or purchased assets	18,046,202	—	—	18,046,202	16,526,772	—	—	16,526,772
Assets derecognized or repaid (excluding write-offs)	(10,863,470)	(786,157)	(76,716)	(11,726,343)	(9,417,223)	(918,338)	(71,826)	(10,407,387)
Transfers to Stage 1	969,214	(967,118)	(2,096)	—	660,625	(659,573)	(1,052)	—
Transfers to Stage 2	(1,931,859)	1,969,563	(37,704)	—	(2,142,391)	2,178,029	(35,638)	—
Transfers to Stage 3	(504,354)	(470,499)	974,853	—	(402,281)	(508,498)	910,779	—
Write-offs (***)	—	—	(874,068)	(874,068)	—	—	(791,107)	(791,107)
Others (*)	(1,111,112)	(56,737)	101,042	(1,066,807)	(630,465)	(197,590)	50,625	(777,430)
Foreign exchange effect	(164,782)	(7,168)	(5,098)	(177,048)	294,721	22,434	12,504	329,659

End of year balances	34,822,014	2,540,245	894,885	38,257,144	30,382,175	2,858,361	814,672	34,055,208

	2019				2018
Changes in the allowance for expected credit losses for direct loans, see (d.1.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of year balances	394,801	462,749	507,254	1,364,804	329,161	477,616	453,570	1,260,347

Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	317,473	—	—	317,473	366,155	—	—	366,155
Assets derecognized or repaid (excluding write-offs)	(98,575)	(82,624)	(42,311)	(223,510)	(84,229)	(77,827)	(36,833)	(198,889)
Transfers to Stage 1	126,904	(125,255)	(1,649)	—	86,656	(85,814)	(842)	—
Transfers to Stage 2	(139,232)	156,706	(17,474)	—	(165,351)	181,679	(16,328)	—
Transfers to Stage 3	(63,227)	(135,678)	198,905	—	(62,418)	(155,034)	217,452	—
Impact on the expected credit loss for credits that change stage in the year	(91,914)	148,328	650,594	707,008	(72,574)	147,616	511,285	586,327
Others (**)	16,327	(28,174)	(16,381)	(28,228)	(3,598)	(28,858)	18,086	(14,370)

Total	67,756	(66,697)	771,684	772,743	64,641	(18,238)	692,820	739,223
Write-offs (***)	—	—	(874,068)	(874,068)	—	—	(791,107)	(791,107)
Recovery of written–off loans	—	—	136,468	136,468	—	—	145,586	145,586
Foreign exchange effect	(665)	(1,279)	(3,224)	(5,168)	999	3,371	6,385	10,755

Expected credit loss at the end of year balances	461,892	394,773	538,114	1,394,779	394,801	462,749	507,254	1,364,804

(*)

Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (partial amortizations that did not represent a reduction or cancellation of the loan), and (ii) the execution of contingent loans (conversion of indirect debt into direct debt).

(**)

Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or cancellation of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(***)

The Group writes-off financial assets that are still subject to collection activities. In this regard, the Group seeks to recover the amounts legally owed in full, but have been written off because there is no reasonable expectation of recovery.

Notes to the consolidated financial statements (continued)

(d.1.1)	The following tables show the movement of the allowance for expected credit losses for each classification of the direct loan portfolio:

	2019				2018
Changes in the allowance for expected credit losses for commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	68,705	27,397	98,111	194,213	48,699	28,437	75,335	152,471

Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	42,558	—	—	42,558	72,297	—	—	72,297
Assets derecognized or repaid (excluding write-offs)	(35,809)	(9,153)	(9,384)	(54,346)	(28,714)	(10,828)	(10,812)	(50,354)
Transfers to Stage 1	6,996	(6,996)	—	—	3,542	(3,542)	—	—
Transfers to Stage 2	(13,571)	14,721	(1,150)	—	(13,919)	15,308	(1,389)	—
Transfers to Stage 3	(4,506)	(3,583)	8,089	—	(13,744)	(3,873)	17,617	—
Impact on the expected credit loss for credits that change stage in the year	(2,900)	5,779	26,199	29,078	(2,937)	4,748	38,308	40,119
Others (**)	(6,239)	(3,599)	(25,290)	(35,128)	2,703	(3,366)	11,498	10,835

Total	(13,471)	(2,831)	(1,536)	(17,838)	19,228	(1,553)	55,222	72,897
Write-offs (***)	—	—	(29,800)	(29,800)	—	—	(34,355)	(34,355)
Written-off portfolio recoveries	—	—	968	968	—	—	1,163	1,163
Foreign exchange effect	(541)	(167)	(585)	(1,293)	778	513	746	2,037

Expected credit loss at end of year	54,693	24,399	67,158	146,250	68,705	27,397	98,111	194,213

	2019				2018
Changes in the allowance for expected credit losses for consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	303,953	398,353	284,645	986,951	262,829	408,167	275,650	946,646

Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	257,150	—	—	257,150	276,193	—	—	276,193
Assets derecognized or collected (excluding write-offs)	(57,268)	(69,819)	(17,238)	(144,325)	(51,040)	(62,795)	(15,165)	(129,000)
Transfers to Stage 1	111,506	(109,857)	(1,649)	—	73,436	(72,594)	(842)	—
Transfers to Stage 2	(120,042)	124,906	(4,864)	—	(145,196)	149,864	(4,668)	—
Transfers to Stage 3	(54,960)	(121,246)	176,206	—	(47,111)	(138,483)	185,594	—
Impact on the expected credit loss for credits that change stage in the year	(81,409)	135,659	553,748	607,998	(60,980)	136,396	407,614	483,030
Others (**)	26,129	(24,275)	7,613	9,467	(4,295)	(24,826)	3,239	(25,882)

Total	81,106	(64,632)	713,816	730,290	41,007	(12,438)	575,772	604,341
Write-offs (***)	—	—	(785,863)	(785,863)	—	—	(710,980)	(710,980)
Written-off portfolio recoveries	—	—	130,184	130,184	—	—	140,049	140,049
Foreign exchange effect	(70)	(1,024)	(1,868)	(2,962)	117	2,624	4,154	6,895

Expected credit loss at end of year	384,989	332,697	340,914	1,058,600	303,953	398,353	284,645	986,951

Notes to the consolidated financial statements (continued)

	2019				2018
Changes in the allowance for expected credit losses for mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	8,428	20,142	86,040	114,610	8,368	24,742	71,977	105,087

Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	2,153	—	—	2,153	2,035	—	—	2,035
Assets derecognized or collected (excluding write-offs)	(1,017)	(1,354)	(12,834)	(15,205)	(1,292)	(1,795)	(8,770)	(11,857)
Transfers to Stage 1	6,760	(6,760)	—	—	7,839	(7,839)	—	—
Transfers to Stage 2	(1,174)	12,634	(11,460)	—	(1,117)	11,388	(10,271)	—
Transfers to Stage 3	(312)	(3,472)	3,784	—	(231)	(5,084)	5,315	—
Impact on the expected credit loss for credits that change stage in the year	(6,185)	2,094	32,211	28,120	(7,248)	440	30,230	23,422
Others (**)	787	(420)	(2,212)	(1,845)	20	(1,917)	(1,135)	(3,032)

Total	1,012	2,722	9,489	13,223	6	(4,807)	15,369	10,568
Write-offs (***)	—	—	(5,427)	(5,427)	—	—	(2,689)	(2,689)
Written-off portfolio recoveries	—	—	—	—	—	—	—	—
Foreign exchange effect	(22)	(76)	(626)	(724)	54	207	1,383	1,644

Expected credit loss at end of year	9,418	22,788	89,476	121,682	8,428	20,142	86,040	114,610

	2019				2018
Changes in the allowance for expected credit losses for small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	13,715	16,857	38,458	69,030	9,265	16,270	30,608	56,143

Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	15,612	—	—	15,612	15,630	—	—	15,630
Assets derecognized or repaid (excluding write-offs)	(4,481)	(2,298)	(2,855)	(9,634)	(3,183)	(2,409)	(2,086)	(7,678)
Transfers to Stage 1	1,642	(1,642)	—	—	1,839	(1,839)	—	—
Transfers to Stage 2	(4,445)	4,445	—	—	(5,119)	5,119	—	—
Transfers to Stage 3	(3,449)	(7,377)	10,826	—	(1,332)	(7,594)	8,926	—
Impact on the expected credit loss for credits that change stage in the year	(1,420)	4,796	38,436	41,812	(1,409)	6,032	35,133	39,756
Others (**)	(4,350)	120	3,508	(722)	(2,026)	1,251	4,484	3,709

Total	(891)	(1,956)	49,915	47,068	4,400	560	46,457	51,417
Write-offs (***)	—	—	(52,978)	(52,978)	—	—	(43,083)	(43,083)
Written-off portfolio recoveries	—	—	5,316	5,316	—	—	4,374	4,374
Foreign exchange effect	(32)	(12)	(145)	(189)	50	27	102	179

Expected credit loss at end of year	12,792	14,889	40,566	68,247	13,715	16,857	38,458	69,030

(**)

Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or cancellation of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(***)

The Group writes off financial assets that are still subject to collection activities. In this regard, the Group seeks to recover the amounts legally owed in full, but have been written off because there is no reasonable expectation of recovery.

Notes to the consolidated financial statements (continued)

(d.2)	Indirect loans (substantially, all indirect loans correspond to commercial loans)

	2019				2018
Gross carrying amount of contingent credits, guarantees and stand-by letters, import and export letters of credit	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	3,501,536	526,854	43,070	4,071,460	3,763,245	470,231	33,019	4,266,495
New originated or purchased assets	1,640,747	—	—	1,640,747	1,599,629	—	—	1,599,629
Assets derecognized or repaid	(1,190,801)	(131,505)	(6,646)	(1,328,952)	(1,532,320)	(224,143)	(22,846)	(1,779,309)
Transfers to Stage 1	257,397	(257,397)	—	—	27,937	(27,937)	—	—
Transfers to Stage 2	(88,515)	88,515	—	—	(378,387)	382,098	(3,711)	—
Transfers to Stage 3	(1,186)	(37)	1,223	—	(34)	(50,348)	50,382	—
Others (*)	(241,031)	457	(7,212)	(247,786)	(48,421)	(30,765)	(13,993)	(93,179)
Foreign exchange effect	(28,995)	(4,469)	(28)	(33,492)	69,887	7,718	219	77,824

End of year balances	3,849,152	222,418	30,407	4,101,977	3,501,536	526,854	43,070	4,071,460

	2019				2018
Changes in the allowance for expected credit losses for contingent credits, guarantees and stand-by letters, import and export letters of credit	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S(000)	S(000)	S(000)	S(000)	S(000)	S(000)	S(000)	S(000)
Expected credit loss at beginning of year balances	19,829	19,753	22,469	62,051	46,890	77,299	14,989	139,178

Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	6,937	—	—	6,937	12,138	—	—	12,138
Assets derecognized or repaid	(9,803)	(6,597)	(3,400)	(19,800)	(8,925)	(34,620)	(10,245)	(53,790)
Transfers to Stage 1	7,101	(7,101)	—	—	1,177	(1,177)	—	—
Transfers to Stage 2	(2,410)	2,410	—	—	(7,004)	8,753	(1,749)	—
Transfers to Stage 3	(125)	(1)	126	—	(12)	(25,039)	25,051	—
Impact on the expected credit loss for credits that change stage in the year	(2,997)	(1,407)	75	(4,329)	(838)	3,519	(5,690)	(3,009)
Others (**)	(1,996)	(2,091)	(653)	(4,740)	(24,607)	(9,972)	89	(34,490)

Total	(3,293)	(14,787)	(3,852)	(21,932)	(28,071)	(58,536)	7,456	(79,151)
Foreign exchange effect and others (***)	(169)	(246)	(10)	(425)	1,010	990	24	2,024

Expected credit loss at the end of year balances, Note 10(a)	16,367	4,720	18,607	39,694	19,829	19,753	22,469	62,051

(*)

Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (partial amortizations that did not represent a reduction or collection of the loan), and (ii) the execution of contingent loans (conversion of indirect debt into direct debt).

(**)

Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or collection of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(***)	Corresponds mainly to the effect of the exchange rate and the variation of the time value of money.

Notes to the consolidated financial statements (continued)

(e)	The movement of the provision for impairment of the loan portfolio (direct and indirect) in accordance with IAS 39 for the year 2017, is as follows:

	2017
	Commercial	Consumer and mortgage	Small and micro-business	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	221,134	912,424	57,200	1,190,758
Provision	47,325	752,629	27,981	827,935
Recovery of written-off loans	187	123,226	4,723	128,136
Written-off portfolio and sales	(19,772)	(811,758)	(26,174)	(857,704)
Translation result and others	(5,759)	(28,104)	(299)	(34,162)

End of year balances (*)	243,115	948,417	63,431	1,254,963

(*)	As of December 31, 2017, the allowance for loan losses includes the allowance for direct and indirect loans amounting to S/1,202,118,000 and S/52,845,000, respectively.

(f)

In Management’s opinion, the allowance for loan losses recorded as of December 31, 2019 and 2018, has been established in accordance with IFRS 9; and it is sufficient to cover incurred losses on the loan portfolio.

(g)	Interest rates on loans are freely determined based on the rates prevailing in the market.

(h)	Interest income from loans classified in Stage 3 is calculated through the effective interest rate adjusted for credit quality at amortized cost.

(i)	The refinanced loans during the 2019 period amounted to approximately S/178,695,000 (S/115,669,000, as of December 31, 2018) which had no significant effect on the consolidated statement of income.

Notes to the consolidated financial statements (continued)

(j)

The table below presents the direct loan portfolio without including accrued interest and interest to be accrued and collected in advance as of December 31, 2019 and 2018, classified by maturity dates:

	2019	2018
	S/(000)	S/(000)
Outstanding
Up to 1 month	3,918,788	3,084,717
From 1 to 3 months	4,791,404	4,092,882
From 3 months to 1 year	8,409,336	7,546,896
From 1 to 5 years	15,189,733	13,950,227
Over 5 years	5,004,715	4,523,577

	37,313,976	33,198,299
Past due and under legal collection loans, see (j.1) -
Up to 4 months	215,791	184,587
Over 4 months	390,697	297,146
Under legal collection	336,680	375,176

	38,257,144	34,055,208

(j.1)	The tables below present past due and under legal collection loans for each classification of the direct loan portfolio:

	2019	2018
	S/(000)	S/(000)
Commercial loans
Up to 4 months	29,858	25,848
Over 4 months	70,527	63,804
Under legal collection	111,772	120,902

	212,157	210,554

	2019	2018
	S/(000)	S/(000)
Consumer loans
Up to 4 months	132,774	106,366
Over 4 months	207,333	144,175
Under legal collection	79,139	89,322

	419,246	339,863

Notes to the consolidated financial statements (continued)

	2019	2018
	S/(000)	S/(000)
Mortgage loans
Up to 4 months	39,409	38,912
Over 4 months	92,899	76,452
Under legal collection	123,463	137,008

	255,771	252,372

	2019	2018
	S/(000)	S/(000)
Small and micro-business loans
Up to 4 months	13,750	13,461
Over 4 months	19,938	12,715
Under legal collection	22,306	27,944

	55,994	54,120

See credit risk analysis in Note 30.1

(k)

Part of the loan portfolio is collateralized with guarantees received from clients, which mainly consist of mortgages, trust assignments, financial instruments as well as industrial commercial pledges.

Notes to the consolidated financial statements (continued)

(l)	The following tables present the maturities of direct and indirect loans of Stages 2 and 3 as of December 31, 2019 and 2018, as follows:

•	Stage 2: Loans with maturity longer or shorter than 30 days, regardless of the criteria that caused their classification into Stage 2.

•	Stage 3: Loans with maturity longer or shorter than 90 days, regardless of the criteria that caused their classification into Stage 3.

	2019						2018
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	2,352,993	282,422	—	—	2,352,993	282,422	3,020,843	390,319	—	—	3,020,843	390,319
90 days	—	—	48,378	2,903	48,378	2,903	—	—	58,377	2,875	58,377	2,875
Maturity longer than:
30 days	409,670	117,071	—	—	409,670	117,071	364,372	92,183	—	—	364,372	92,183
90 days	—	—	876,914	553,818	876,914	553,818	—	—	799,365	526,848	799,365	526,848

Total	2,762,663	399,493	925,292	556,721	3,687,955	956,214	3,385,215	482,502	857,742	529,723	4,242,957	1,012,225

(l.1)	The following tables present the maturities of direct and indirect loans of Stages 2 and 3 as of December 31, 2019 and 2018, for each classification of the loan:

	2019						2018
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Commercial loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	882,447	23,404	—	—	882,447	23,404	1,000,049	42,055	—	—	1,000,049	42,055
90 days	—	—	46,260	1,602	46,260	1,602	—	—	56,733	1,427	56,733	1,427
Maturity longer than:
30 days	25,025	5,715	—	—	25,025	5,715	17,156	5,095	—	—	17,156	5,095
90 days	—	—	183,320	84,163	183,320	84,163	—	—	192,818	119,153	192,818	119,153

Total	907,472	29,119	229,580	85,765	1,137,052	114,884	1,017,205	47,150	249,551	120,580	1,266,756	167,730

Notes to the consolidated financial statements (continued)

	2019						2018
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Consumer loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	1,027,966	230,196	—	—	1,027,966	230,196	1,610,339	320,345	—	—	1,610,339	320,345
90 days	—	—	1,711	992	1,711	992	—	—	1,490	1,405	1,490	1,405
Maturity longer than:
30 days	266,392	102,501	—	—	266,392	102,501	233,036	78,008	—	—	233,036	78,008
90 days	—	—	398,690	339,922	398,690	339,922	—	—	322,973	283,240	322,973	283,240

Total	1,294,358	332,697	400,401	340,914	1,694,759	673,611	1,843,375	398,353	324,463	284,645	2,167,838	682,998

	2019						2018
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Mortgage loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	370,018	16,882	—	—	370,018	16,882	334,684	14,903	—	—	334,684	14,903
90 days	—	—	127	50	127	50	—	—	154	43	154	43
Maturity longer than:
30 days	109,530	5,906	—	—	109,530	5,906	103,966	5,239	—	—	103,966	5,239
90 days	—	—	247,835	89,426	247,835	89,426	—	—	239,022	85,997	239,022	85,997

Total	479,548	22,788	247,962	89,476	727,510	112,264	438,650	20,142	239,176	86,040	677,826	106,182

	2019						2018
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Small and micro- business loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	72,562	11,940	—	—	72,562	11,940	75,771	13,016	—	—	75,771	13,016
90 days	—	—	280	259	280	259	—	—	—	—	—	—
Maturity longer than:
30 days	8,723	2,949	—	—	8,723	2,949	10,214	3,841	—	—	10,214	3,841
90 days	—	—	47,069	40,307	47,069	40,307	—	—	44,552	38,458	44,552	38,458

Total	81,285	14,889	47,349	40,566	128,634	55,455	85,985	16,857	44,552	38,458	130,537	55,315

Notes to the consolidated financial statements (continued)

7.	Investment property

(a)	This caption is made up as follows:

	2019	2018	Acquisition or construction year	Hierarchy level (i)	Valuation methodology (f) 2019/2018
	S/(000)	S/(000)
Land
San Isidro – Lima	239,152	249,377	2009	Level 3	Appraisal
San Martín de Porres – Lima	72,013	64,501	2015	Level 3	Appraisal
Piura	50,396	50,708	2008	Level 3	Appraisal
Sullana	16,540	16,491	2012	Level 3	Appraisal
Santa Clara – Lima	12,961	10,342	2017	Level 3	Appraisal
Lurin	4,032	4,032	2008	Level 3	Appraisal
Miraflores – Lima (e)	—	70,800	2017	Level 3	Appraisal
Chimbote (d)	—	7,421	2015	Level 3	Appraisal
Others (e)	4,695	11,672	—	Level 3	DCF/Appraisal

	399,789	485,344

Completed investment property -
“Real Plaza” Shopping Malls
Talara	37,772	41,337	2015	Level 3	DCF

	37,772	41,337

Buildings
Orquídeas - San Isidro - Lima	168,787	144,645	2017	Level 3	DCF
Ate Vitarte – Lima	82,925	67,894	2006	Level 3	DCF
Chorrillos – Lima (d)	71,680	51,552	2017	Level 3	DCF
Chimbote (d)	49,898	—	2015	Level 3	DCF
Maestro – Huancayo	34,569	32,901	2017	Level 3	DCF
Cusco	30,774	28,472	2017	Level 3	DCF
Panorama – Lima	21,819	20,437	2016	Level 3	DCF
Pardo y Aliaga – Lima, Note 3.4(n)	19,963	19,164	2008	Level 3	DCF
Trujillo	17,600	16,270	2016	Level 3	DCF
Cercado de Lima – Lima	13,545	12,929	2017	Level 3	DCF
Others, (e) and Note 3.4(n)	22,975	24,100	—	Level 3	DCF

	534,535	418,364

Built on leased land
San Juan de Lurigancho – Lima (e)	—	41,493	2017	Level 3	DCF

	—	41,493

Total	972,096	986,538

DCF: Discounted cash flow

(i)	During 2019 and 2018, there were no transfers between levels of hierarchy.
(ii)	As of December 31, 2019 and 2018, there are no liens on investment property.

Notes to the consolidated financial statements (continued)

(b)	The net gain on investment properties as of December 31, 2019, 2018 and 2017, consists of the following:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Gain (loss) on valuation of investment property	54,493	47,765	(1,878)
Income from rental of investment property	48,839	32,878	27,284
(Loss) gain on sale of investment property (e)	(7,164)	4,655	—

Total	96,168	85,298	25,406

(c)	The movement of investment property for the years ended December 31, 2019, 2018 and 2017, is as follows:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Beginning of year balances	986,538	1,118,608	745,185
Acquisition of Seguros Sura, Note 9(b)	—	—	251,212
Additions (d)	60,865	55,795	124,089
Sales (e)	(129,800)	(226,091)	—
Valuation gain (loss)	54,493	47,765	(1,878)
Net transfers, Note 3.4(n)	—	(9,539)	—

End of year balances	972,096	986,538	1,118,608

(d)	During 2019, main additions are outlays related to the construction of the “Chimbote” and “Chorrillos” educational centers.

During 2018, main additions are outlays related to the construction of the buildings “Orquídeas” (San Isidro) and “Chorrillos” (both located in Lima).

During 2017, main additions correspond to the acquisition of a percentage of a land lot located in Miraflores, Lima (called “Cuartel San Martin”), for approximately S/48,600,000 from a related entity; a building located in Chorrillos, Lima, for approximately S/26,550,000, acquired from third parties; and another building located in Cusco for approximately S/22,515,000 acquired from a related entity. The latter two amounts include subsequent disbursements related to the construction of said buildings.

Notes to the consolidated financial statements (continued)

(e)

During 2019, Interseguro sold to related entities, in cash and at market value, two land lots located in Miraflores and Huaral. Likewise, Interseguro sold to third parties, in cash and at market value, an educational center and offices located in San Juan de Lurigancho and San Isidro. For these sales, Interseguro reported a net loss of about S/7,164,000.

In January 2018, Interseguro sold, in cash and at market value, the Real Plaza Pucallpa shopping center, a parcel located in Lurín and a building through a surface rights agreement to related entities. Likewise, in October 2018, Interseguro sold, in cash and at market value, a parcel located in Arequipa to a related entity. For these sales, Interseguro recorded net profits amounting to S/4,655,000.

(f)	Fair value measurement – Investment property and investment property under construction

Valuation techniques -

The discounted cash flow (“DCF”) method is used for completed shopping malls, buildings and investment property built on land leases and own lands.

This method involves the projection of a series of periodic cash flows at present value through a discount rate. The periodic calculation of the cash flows is normally determined as rental income net of operating expenses. The series of periodic net operating income, together with an estimation of the terminal value (which uses the traditional valuation method) at the end of the projection period, is discounted at present value. The sum of the net current values is equal to the investment property’s fair value.

The fair value of land is determined based on the value assigned by an external appraiser. The external appraiser uses the market comparable method, under this method a property’s fair value is estimated based on comparable transactions. The unit of comparison applied by the Group is the price per square meter. The following shows the minimum ranges, maximum ranges and the average price for the land, before any adjustment:

	Minimum range	Maximum range	Average
	US$ per m2	US$ per m2	US$ per m2
San Isidro – Lima	5,100	8,200	6,000
San Martin de Porres – Lima	1,433	1,600	1,540
Piura	850	1,000	1,105
Others	322	384	373

Notes to the consolidated financial statements (continued)

Main assumptions

A brief description of the assumptions considered in the determination of cash flows as of December 31, 2019 and 2018, is presented below:

•	ERV (Estimated Rental Value) -

Corresponds to the Estimated Rental Value, which is the rent under the market conditions prevailing at the date of valuation.

•	Long-term inflation -

It is the increase of the general level of prices expected in Peru for the long term.

•	Long-term occupancy rate -

It is the expected occupancy level of lessees in the leased properties.

•	Average growth rate of rental income -

It is the rate that expresses the rental income growth and includes growth factors of the industry, inflation rates, stable exchange rate, per capita income and increasing expenses.

•	Average Net Operating Income (NOI) margin -

It is projected from the rental income from leasable areas, by property and marketing income, minus costs related to administration fees, other administrative expenses, insurance, taxes and other expenses.

•	Discount rate -

It reflects the current market risk and the uncertainty associated to obtaining cash flows.

The main assumptions used in the valuation and estimation of the market value of investment property are detailed below:

	US$ / Percentage
	2019		2018
Average ERV	US$	88.7	US$	67.6
Long-term inflation		2.6%		2.6%
Long-term occupancy rate		99.3%		98.9%
Average growth rate of rental income		2.6%		2.6%
Average NOI margin		93.8%		95.3%
Discount rate		8.7%		9.0%

Notes to the consolidated financial statements (continued)

Sensitivity analysis -

The sensitivity analysis on the valuation of investment property, against changes in factors deemed relevant by Management, is presented below:

		2019	2018
		S/(000)	S/(000)
Average growth rate of rental income (basis) -
Increase	+0.25%	16,045	14,836
Decrease	-0.25%	(15,306)	(13,964)
Long-term inflation (basis) -
Increase	+0.25%	15,132	14,081
Decrease	-0.25%	(13,906)	(12,949)
Discount rate (basis) -
Increase	+0.5%	(43,733)	(36,422)
Decrease	-0.5%	51,703	42,485

Likewise, a significant increase (decrease) in the price per square meter of the land lots could result in a significantly higher (lower) fair value measurement.

(g)	Future minimum fixed rental income of the Group’s investment property (operating leases) are as follows:

Year	2019	2018
	S/(000)	S/(000)
Within 1 year	40,920	34,753
After 1 year but not more than 5 years	149,263	138,016
Over 5 years	689,715	657,485

Total	879,898	830,254

The minimum rental income is computed considering a period between 20 and 25 years.

Notes to the consolidated financial statements (continued)

8.	Property, furniture and equipment, net

(a)	The movement of property, furniture and equipment and depreciation for the years ended December 31, 2019, 2018 and 2017, is as follows:

						Right-of-use-assets
Description	Land	Buildings, facilities and leasehold improvements	Furniture and equipment	Vehicles	In-transit equipment and work-in-progress	Land	Buildings and facilities	Furniture and equipment	Total 2019	Total 2018	Total 2017
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance as of January 1	188,093	511,908	606,803	1,420	44,375	—	—	—	1,352,599	1,313,554	1,252,023
Acquisition of Seguros Sura and Hipotecaria Sura, Note 9(b)	—	—	—	—	—	—	—	—	—	—	8,201
Effect for adoption of IFRS 16, Note 3.2.2	—	—	—	—	—	56,657	285,089	—	341,746	—	—
Additions	—	12,681	20,532	139	34,833	9,489	55,179	2,292	135,145	72,709	84,685
Transfers	—	17,997	12,494	—	(30,491)	—	—	—	—	—	—
Transfer (to) from investment property, Note 3.4(n)	—	—	—	—	—	—	—	—	—	2,251	—
Disposals, write-offs and others (d)	—	(3,280)	(25,512)	—	(232)	—	—	—	(29,024)	(35,915)	(31,355)

Balance as of December 31	188,093	539,306	614,317	1,559	48,485	66,146	340,268	2,292	1,800,466	1,352,599	1,313,554

Depreciation
Balance as of January 1	—	(283,118)	(446,053)	(903)	—	—	—	—	(730,074)	(700,915)	(662,203)
Depreciation of the year	—	(19,281)	(53,902)	(128)	—	(2,235)	(71,028)	(477)	(147,051)	(71,244)	(68,177)
Transfer from investment property, Note 3.4(n)	—	—	—	—	—	—	—	—	—	7,288	—
Disposals, write-offs and others (d)	—	3,006	24,596	—	—	—	—	—	27,602	34,797	29,465

Balance as of December 31	—	(299,393)	(475,359)	(1,031)	—	(2,235)	(71,028)	(477)	(849,523)	(730,074)	(700,915)

Net book value	188,093	239,913	138,958	528	48,485	63,911	269,240	1,815	950,943	622,525	612,639

(b)	Financial entities in Peru are prohibited from pledging their fixed assets.

(c)

Management periodically reviews the residual values, useful life and the depreciation method to ensure they are consistent with the economic benefits and life expectation of property, furniture and equipment. In Management’s opinion, there is no evidence of impairment in property, furniture and equipment as of December 31, 2019, 2018 and 2017.

(d)	During the years 2019 and 2018, correspond mainly to assets fully depreciated and written-off.

Notes to the consolidated financial statements (continued)

(e)	The following table shows the book values of lease liabilities (included in the caption “Other accounts payable, provisions and other liabilities”; see Note 10(a) and the movement of the year:

2019
S/(000)
As of January 1, 2019 – effect of IFRS 16 adoption (see Note 3.2.2)	341,746
Additions	66,960
Interest expenses, Note 19(a)	16,568
Payments	(83,438)

As of December 31, 2019	341,836

As of December 31, 2019, the amortization schedule of these obligations is as follows:

2019
S/(000)
2020	60,812
2021	55,212
2022 onwards	225,812

Total	341,836

The following table shows the amounts recognized in the consolidated statement of income:

2019
S/(000)
Depreciation expenses of right-of-use assets	73,740
Interest expenses of lease liabilities, Note 19(a)	16,568
Expenses related to short term and low value assets leases (included in administrative expenses, see Note 25)	5,072

Total amount recognized in the consolidated statement of income	95,380

In 2019, the Group had cash outflows for leases for approximately S/117,463,000 (said cash outflows corresponded to leases of right-of-use assets under IFRS 16 and cash outflows corresponding to financial assets that were classified in accordance with IAS 17 “Leases”, which was effective until December 31, 2018).

Notes to the consolidated financial statements (continued)

9.	Intangible assets and goodwill, net

(a)	Intangible assets

The movement of intangible assets and amortization for the years ended December 31, 2019, 2018 and 2017, is as follows:

	2019						2018	2017
Description	Software	In-transit-software	Present value of acquired in-force business (PVIF)	Other intangible assets	Goodwill (b)	Total	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance as of January 1 (Note 3.2.1(ii))	681,850	131,704	137,900	30,279	432,879	1,414,612	1,288,206	557,329
Acquisition of Seguros Sura and Hipotecaria Sura (b)	—	—	—	—	—	—	—	571,305
Additions and transfers	140,216	—	—	2,323	—	142,539	127,928	160,515
Disposals and write-offs	(969)	—	—	—	(2,233)	(3,202)	(1,522)	(943)

Balance as of December 31	821,097	131,704	137,900	32,602	430,646	1,553,949	1,414,612	1,288,206

Amortization
Balance as of January 1	(431,832)	—	(16,088)	(12,146)	—	(460,066)	(366,612)	(289,928)
Amortization of the year	(97,556)	—	(13,790)	(3,618)	—	(114,964)	(93,454)	(76,985)
Disposals and write-offs	343	—	—	—	—	343	—	301

Balance as of December 31	(529,045)	—	(29,878)	(15,764)	—	(574,687)	(460,066)	(366,612)

Net book value	292,052	131,704	108,022	16,838	430,646	979,262	954,546	921,594

Management assesses periodically the amortization method used with the purpose of ensuring that it is consistent with the economic benefit of the intangible assets. In Management’s opinion, there is no evidence of impairment in the Group’s intangible assets as of December 31, 2019, 2018 and 2017.

Notes to the consolidated financial statements (continued)

(b)	Acquisition of Seguros Sura, Hipotecaria Sura and Goodwill

Acquisition of Seguros Sura

In November 2017, IFS acquired 99.39 percent of Seguros Sura’s capital stock and 99.42 percent of Hipotecaria Sura’s capital stock. The aforementioned acquisition, included the purchase of 9.19 percent of Seguros Sura’s capital through Interseguro, while 30.10 percent of Seguros Sura’s capital stock and 29.40 percent of Hipotecaria Sura’s capital stock was acquired through the purchase of the companies Negocios e Inmuebles S.A. and Holding Retail Perú S.A.

On the other hand, and in accordance with the legal regulations in force in Peru, the SBS granted a six-month deadline to complete the merger between Interseguro and Seguros Sura as from the date the SBS approved the acquisition. In this sense, and in compliance with the legal regulations in force in Peru, Interseguro merged with Seguro Sura, using the method of absorption. The merger effective date was March 31, 2018, date on which Seguros Sura transferred all its assets and liabilities to the absorbing company, extinguishing after completing this merger process without having to liquidate.

Goodwill -

The goodwill resulting from the purchase of Seguros Sura and Hipotecaria Sura, represents the future synergies that are expected to arise from the combination of operations, distribution channels, workforce and other efficiencies not included in the intangible assets of the present value of acquired in-force business.

The goodwill recorded by the Group has been allocated to the CGU (Cash generating unit) comprised of the merged entity.

The recoverable amount for the CGU was determined based on the income approach, specifically the dividend discount model.

As of December 31, 2019 and 2018, the key assumptions used for the calculation of fair value are:

•	Perpetuity growth rate: 4.5%.

•	Discount rate: 12.0%.

10-year cash flows and a perpetuity estimates were included in the dividend discount model. The estimated growth rates are based on the historical performance and the expectations of Management over the development of the market. Long-term perpetuity growth rate was determined based on reports from the sector.

Notes to the consolidated financial statements (continued)

The discount rate represents the assessment of the CGU specific risks. The discount rate was established considering the Company’s capital structure, the cost of capital coming from the benefits that the Group’s investors expect to obtain, from the specific risk incorporated by applying comparable individual beta factors adapted to the CGU’s debt structure and from the country and market specific risk premiums for the CGU. Beta factors are assessed on an annual basis using available market information.

The key assumptions described above can change if the market conditions and the economy change. As of December 31, 2019 and 2018, the Group estimates that the reasonableness of possible changes in these assumptions would not make the recoverable amount of the CGU decrease to an amount lower than its book value.

As detailed in Note 2(f), as of December 31, 2019, Hipotecaria Sura has been extinguished; due to this, the decrease in its corresponding goodwill was recorded for an amount of S/2,233,000 in “Other expenses” of the consolidated statement of income; see Note 21.

Notes to the consolidated financial statements (continued)

10.	Other accounts receivable and other assets, net, and other accounts payable, provisions and other liabilities

(a)	These captions are comprised of the following:

	2019	2018
	S/(000)	S/(000)
Other accounts receivable and other assets
Financial instruments
Other accounts receivable, net	393,254	440,531
Accounts receivable related to derivative financial instruments (b)	220,776	185,376
Assets for technical reserves for claims and premiums by reinsurers	77,430	147,891
Accounts receivable from sale of investments (c)	74,373	367,902
Operations in process (d)	45,613	54,428
Accounts receivable from reinsurers and coinsurers	19,061	39,875
Credit card commissions receivable	13,200	13,237
Insurance operations receivables, net	7,499	42,795

	851,206	1,292,035

Non-financial instruments
Investments in associates	72,301	63,233
Deferred charges	63,377	80,113
Prepaid Income Tax	25,270	19,860
Realizable assets, received as payment and seized through legal actions	22,446	3,657
Public works tax deduction	7,178	22,608
Prepaid rights to related entity, Note 27(f)	6,628	8,856
Value Added Tax credit (e)	2,732	5,517
Others	734	6,675

	200,666	210,519

Total	1,051,872	1,502,554

Other accounts payable, provisions and other liabilities
Financial instruments
Contract liability with investment component, Note 3.4(d)	465,542	298,382
Other accounts payable	436,331	471,412
Lease liabilities, Note 8(e)	341,836	—
Accounts payable related to derivative financial instruments (b)	222,305	154,116
Workers’ profit sharing and salaries payable	134,710	127,516
Operations in process (d)	132,982	116,717
Accounts payable for acquisitions of investments (c)	75,820	228,687
Allowance for indirect loan losses, Note 6(d.2)	39,694	62,051
Accounts payable to reinsurers and coinsurers	7,328	62,879

	1,856,548	1,521,760

Non-financial instruments
Taxes payable	76,423	101,085
Deferred income	55,348	59,482
Provision for other contingencies	50,931	46,506
Others	8,798	21,530

	191,500	228,603

Total	2,048,048	1,750,363

Notes to the consolidated financial statements (continued)

(b)

The following table presents, as of December 31, 2019 and 2018, the fair value of derivative financial instruments recorded as assets or liabilities, including their notional amounts. The notional gross amount is the nominal amount of the derivative’s underlying asset and it is the base over which changes in the fair value of derivatives are measured; see Note 18(a):

2019	Note		Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
			S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts			95,961	45,276	9,289,914	—	Between January 2020 and January 2021	—	—
Interest rate swaps			81,517	75,071	4,238,143	—	Between November 2020 and December 2029	—	—
Currency swaps			30,438	36,428	1,727,922	—	Between January 2020 and September 2026	—	—
Cross currency swaps			—	50,523	195,056	—	January 2023	—	—
Options			33	126	22,154	—	Between January 2020 and December 2020	—	—

			207,949	207,424	15,473,189	—
Derivatives held as hedges -
Cash flow hedges:
Cross currency swaps (CCS)	13	(g)	12,827	8,225	1,461,474	(31,211)	January 2023	Corporate bonds	Bonds, notes and other obligations
Cross currency swaps (CCS)	13	(e)	—	2,821	497,100	(19,694)	October 2027	Senior bonds	Bonds, notes and other obligations
Interest rate swaps (IRS)	12	(f)	—	1,670	132,560	(285)	November 2020	Due to banks	Due to banks and correspondents
Interest rate swaps (IRS)	12	(g)	—	1,080	82,850	(289)	December 2020	Due to banks	Due to banks and correspondents
Interest rate swaps (IRS)	12	(h)	—	1,085	82,850	(287)	December 2020	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS) (ii)	13	(f)	—	—	—	1,097	—	—	—

			12,827	14,881	2,256,834	(50,669)

			220,776	222,305	17,730,023	(50,669)

Notes to the consolidated financial statements (continued)

2018	Note		Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
			S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts			20,009	21,529	5,177,208	—	Between January 2019 and February 2020	—	—
Interest rate swaps			19,249	19,854	2,018,220	—	Between November 2020 and December 2029	—	—
Currency swaps			48,452	48,915	909,114	—	Between January 2019 and January 2025	—	—
Cross currency swaps			—	59,683	198,529	—	January 2023	—
Options			628	1,956	234,780	—	Between January 2019 and June 2020	—	—

			88,338	151,937	8,537,851	—
Derivatives held as hedges -
Cash flow hedges:
Cross currency swaps (CCS)	13	(g)	74,144	—	1,349,200	25,775	January 2023	Corporate bonds	Bonds, notes and other obligations
Cross currency swaps (CCS)	13	(e)	22,675	—	505,950	3,420	October 2027	Senior bonds	Bonds, notes and other obligations
Interest rate swaps (IRS)	12	(f)	—	1,002	134,920	(684)	November 2020	Due to banks	Due to banks and correspondents
Interest rate swaps (IRS)	12	(g)	—	589	84,325	(394)	December 2020	Due to banks	Due to banks and correspondents
Interest rate swaps (IRS)	12	(h)	—	588	84,325	(393)	December 2020	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	13	(f)	219	—	67,460	2,562	October 2020	Senior bonds	Bonds, notes and other obligations

			97,038	2,179	2,226,180	30,286

			185,376	154,116	10,764,031	30,286

(i)	As of December 31, 2019 and 2018, certain derivative financial instruments required the establishment of collateral deposits; see Note 4(d).

(ii)

For the designated hedging derivatives mentioned in the table above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness in 2019 and 2018. Also, during the year 2019, two hedges were discontinued for a total nominal value of US$20,000,000 because of the early redemption of the senior bonds denominated “5.750% Senior Notes due 2020”; see Note 13(f). During 2018, there were no discontinued hedges accounting.

(iii)

Derivatives held for trading are traded mainly to satisfy clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedging accounting requirements.

(iv)

The future effect of current cash flow hedges on the consolidated statement of income, net of the deferred Income Tax, which will be included in the caption “Net gain of financial assets at fair value through profit or loss” when realized, is presented below:

	As of December 31, 2019				As of December 31, 2018
	Up to 1 year	From 1 to 3 years	Over 5 years	Expected effect	Up to 1 year	From 1 to 3 years	Over 3 years	Expected effect
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of income – Income (expense)	(2,891)	(492)	(19,375)	(22,758)	571	4,608	2,732	27,911

The transfer of net unrealized losses on cash flow hedges to the consolidated statement of income is presented in Note 16(d) and (e).

Notes to the consolidated financial statements (continued)

(v)	The gain (loss) for cash flow hedges reclassified to the consolidated statement of income for the year ended as of December 31, 2019 and 2018, is as follows:

	2019	2018
	S/(000)	S/(000)
Interest expenses from cash flow hedges	(85,431)	(58,792)
Interest income from cash flow hedges	61,338	44,795
Expenses for exchange differences from cash flow hedges	(167,780)	(17,850)
Income for exchange differences from cash flow hedges	137,508	84,765

	(54,365)	52,918

The following table shows hedging instruments that the Group uses in its cash flow hedges due to maturities:

December 31, 2019	3 to 12 months	1 to 5 years	Over 5 years	Total
Cross currency swaps (CCS)
Notional	—	1,461,474	497,100	1,958,574
Average interest rate in US Dollars	—	3.38%	—	—
Average interest rate in Soles	—	4.87%	1.88%	—
Average exchange rate Soles / US Dollars	—	3.26	3.24	—
Interest rate swaps (IRS)	298,260	—	—	298,260
Notional
Average interest rate in US Dollars	3.96%

December 31, 2018	3 to 12 months	1 to 5 years	Over 5 years	Total
Cross currency swaps (CCS)
Notional	—	1,416,660	505,950	1,922,610
Average interest rate in US Dollars	—	3.49%	—	—
Average interest rate in Soles	—	5.06%	1.88%	—
Average exchange rate Soles / US Dollars	—	3.26	3.24	—
Interest rate swaps (IRS)
Notional	—	303,570	—	303,570
Average interest rate in US Dollars	—	3.96%	—	—

Notes to the consolidated financial statements (continued)

(vi)	The following table shows the nominal value and the weighted average maturity of derivative financial instruments that are subject to the reform of the reference interest rate, see Note 3.2.2:

	Nominal value S/(000)	Average term (in years)
Position purchased (Libor is paid)
Interest rate swaps 3-month Libor	1,586,448	7.8
6-month Libor	314,073	10.3

	1,900,521

Cross currency swaps
6-month Libor	199,840	3.7

Total	2,100,361

Position sold (Libor is received)
Interest rate swaps 3-month Libor	1,497,632	8.5
6-month Libor	297,503	5.9

	1,795,135

Cross currency swaps
6-month Libor	231,980	3.6

Total	2,027,115

As of December 31, 2019, the Group does not present derivative financial instruments classified as hedge accounting that are subject to the interest rate benchmark reform; see Note 3.2.2.

(c)

As of December 31, 2019 and 2018, corresponds to accounts receivable and payable for the sale and purchase of financial investments negotiated during the last days of the month, which were settled during the first days of the following month. As of said dates, the balance corresponds mainly to the purchase and sale of Sovereign Bonds issued by the Peruvian Government.

(d)

Operations in process include transactions made during the last days of the month and other types of similar transactions that are reclassified to their corresponding accounting accounts in the following month. These transactions do not affect the consolidated statement of income.

(e)	Corresponds mainly to the Value-Added Tax resulting from the purchase of goods devoted mostly to grant financial leasing loans, and which is recovered through the collection of the loans.

Notes to the consolidated financial statements (continued)

11.	Deposits and obligations

(a)	This caption is made up as follows:

	2019	2018
	S/(000)	S/(000)
Time deposits (d)	13,053,033	11,074,316
Demand deposits	11,716,035	10,109,492
Saving deposits	11,384,876	10,728,257
Compensation for service time	1,933,052	1,763,826
Other obligations	6,228	6,059

Total	38,093,224	33,681,950

(b)	Interest rates applied to deposits and obligations are determined based on the market interest rates.

(c)	As of December 31, 2019 and 2018, approximately S/10,725,904,000 and S/9,734,215,000, respectively, of deposits and obligations are covered by the Peruvian Deposit Insurance Fund.

(d)	The table below presents the balance of time deposits classified by maturity as of December 31, 2019 and 2018:

	2019	2018
	S/(000)	S/(000)
Up to 1 month	4,698,615	3,779,198
From 1 to 3 months	2,171,194	2,219,826
From 3 months to 1 year	5,235,906	4,176,935
From 1 to 5 years	812,719	783,575
Over 5 years	134,599	114,782

Total	13,053,033	11,074,316

Notes to the consolidated financial statements (continued)

12.	Due to banks and correspondents

(a)	This caption is comprised of the following:

	2019	2018
	S/(000)	S/(000)
By type -
Banco Central de Reserva del Perú—BCRP (b)	1,897,568	2,073,919
Promotional credit lines (c)	1,422,067	1,386,603
Loans received from foreign entities (d)	613,090	796,028
Loans received from Peruvian entities	2,049	763

	3,934,774	4,257,313
Interest and commissions payable	44,863	36,048

	3,979,637	4,293,361

By term -
Short term	2,666,530	2,507,623
Long term	1,313,107	1,785,738

Total	3,979,637	4,293,361

(b)

As of December 31, 2019 and 2018, corresponds to currency repurchase operations according to which Interbank receives Soles for approximately S/1,205,200,000 and S/1,154,500,000, respectively, and delivers US Dollars to the BCRP (for an amount equivalent to the one received). The US Dollars delivered are recorded as restricted funds; see Note 4(d). As of December 31, 2019, these obligations have maturities between March and July 2020 and bear an effective interest rate between 1.19 and 1.75 percent; these operations accrued interest payable for approximately S/12,719,000 (with maturities between February and June 2019, and bearing effective interest rates between 0.28 and 1.22 percent; these operations generated interest payable for approximately S/2,325,000, as of December 31, 2018).

Additionally, as of December 31, 2019 and 2018, it includes repurchase agreements whereby Interbank receives Soles for approximately S/692,368,000 and S/919,419,000, respectively, and delivers securities of its investment portfolio as guarantees. In relation to such operations, as of December 31, 2019, Interbank delivered Peruvian Sovereign Bonds and certificates of deposit issued by BCRP as guarantee, which are recorded as investments at amortized, see Note 5(d). These operations mature from April to July 2020 and accrue interest at effective annual interest rates between 3.03 percent to 4.72 percent. In addition, as of December 31, 2018, Interbank delivered Peruvian Sovereign Bonds and certificates of deposit issued by BCRP as guarantee, which were recorded as investments at amortized cost and investments at fair value through other comprehensive income, see Note 5(d) and 5(b) with maturities from January 2019 to July 2020 and effective annual interest rates between 3.22 percent and 4.72 percent.

Notes to the consolidated financial statements (continued)

(c)

Promotional credit lines are loans in Soles and US Dollars from the Corporación Financiera de Desarrollo (COFIDE) and Fondo Mivivienda (FMV) whose purpose is to promote development in Peru. These liabilities are guaranteed by a loan portfolio up to the amount of the line and include specific agreements on the use of funds, the financial conditions to be met and other management issues. In Management’s opinion, Interbank is meeting these requirements.

As of December 31, 2019, COFIDE’s loans accrued, in local currency, an effective annual interest rate that fluctuated between 7.55 percent and 10.00 percent, and maturities between January 2027 and November 2031; and in foreign currency, between 6.70 percent and 8.56 percent, and maturities between April 2028 and October 2034 (as of December 31, 2018, they accrued, in local currency, an effective annual rate between 7.55 percent and 10.00 percent, and maturities between January 2027 and November 2031, and in foreign currency, between 6.67 percent and 8.84 percent, and maturities between April 2028 and December 2029).

As of December 31, 2019, FMV’s loans accrued, in local currency, an effective annual interest rate that fluctuated between 5.00 percent and 8.30 percent, and maturities between January 2020 and December 2039; and in foreign currency, an effective annual interest rate of 7.75 percent, and maturities between January 2020 and November 2028 (as of December 31 2018, they accrued, in local currency, an effective annual rate between 5.00 percent and 8.30 percent, and maturities between January 2019 and December 2038, and in foreign currency, 7.75 percent, and maturities between January 2019 and November 2028).

(d)	As of December 31, 2019 and 2018, corresponds to the following funding in foreign currency:

Entity	Country	Final maturity	2019	2018
			S/(000)	S/(000)
Credit Suisse First Boston (e)	Switzerland	2020 / 2019	238,608	229,364
Development Bank of Latin America – CAF (f)	Supranational	2020	132,560	134,920
Wells Fargo Bank & Co. (g)	United States of America	2020	82,850	84,325
Citibank N.A. (h)	United States of America	2020	82,850	84,325
Bank J. Safra Sarasin (i)	Switzerland	2020 / 2019	76,222	94,444
Sumitomo Bank – U.S. (j)	United States of America	2019	—	168,650

			613,090	796,028

Notes to the consolidated financial statements (continued)

As of December 31, 2019, the operations with foreign entities accrue interests at effective annual rates between 2.29 percent to 3.68 percent (during 2018, effective annual rates between 2.51 percent to 3.65 percent).

(e)

As of December 31, 2019, it corresponds to a loan received by Inteligo Bank in December 2019 for US$72,000,000, which accrues interest at an effective annual rate of 2.29 percent, guaranteed by corporate bonds. As of December 31, 2018, corresponded to a loan received in February 2018 for US$68,000,000, which accrued interest at an effective annual rate of 2.56 percent, guaranteed by corporate bonds. See Note 5(b).

(f)

As of December 31, 2019 and 2018, it corresponds to a loan received by Interbank in October 2018 for US$40,000,000, which accrues interest at a 6-month Libor rate plus 0.85 percent. Regarding this loan, in November 2018, Interbank signed an interest rate swap for US$40,000,000, which was designated as cash flow hedge, see Note 10(b); through this operation, the loan was converted economically at a fixed rate of 4.00 percent.

(g)

As of December 31, 2019 and 2018, it corresponds to a loan received by Interbank in November 2018 for US$25,000,000, which accrues interest at a 3-month Libor rate plus 0.90 percent. In December 2018, Interbank signed an interest rate swap for US$25,000,000, which was designated as cash flow hedge, see Note 10(b); through this operation, this loan was converted economically at a fixed rate of 3.93 percent.

(h)

As of December 31, 2019 and 2018, it corresponds to a loan received by Interbank in November 2018 for US$25,000,000, which accrues interests at a 3-month Libor rate plus 0.90 percent. Regarding this loan, in December 2018, Interbank signed an interest rate swap for US$25,000,000, which was designated as cash flow hedge, see Note 10(b); through this operation, the loan was economically converted at a fixed rate of 3.93 percent.

(i)

As of December 31, 2019, it corresponds to a loan received by Inteligo Bank in December 2019 for US$23,000,000, which accrues interest at an effective annual rate of 2.44 percent, guaranteed by corporate bonds. As of December 31, 2018, corresponded to a loan received by Inteligo Bank in February 2018 for US$28,000,000, which accrues interest at an effective annual rate of 2.64 percent, guaranteed by corporate bonds. See Note 5(b).

(j)	It corresponded to a loan received by Interbank in October 2018 for US$50,000,000, which accrued interest at a 3-month Libor rate plus 0.30 percent and matured in January 2019.

(k)

As of December 31, 2019 and 2018, some of the Bank loans agreements include standard clauses regarding the compliance of financial ratios, disposal of assets and transactions among companies under certain conditions, the use of funds and other management issues, such as:

(i)	Submit annual audited financial statements and quarterly unaudited financial statements (both in Spanish and English).

(ii)	Maintain a determined global capital ratio.

(iii)	Maintain a determined coverage margin of non-performing loan portfolio.

(iv)	Maintain a determined past due loans rate.

In the opinion of Management and its legal advisers, all covenants have been met by the Group regarding its due to banks and correspondents as of December 31, 2019 and 2018.

(l)	As of December 31, 2019 and 2018, maturities are the following:

Year	2019	2018
	S/(000)	S/(000)
2019	—	2,507,623
2020	2,666,530	633,572
2021	108,772	118,609
2022 onwards	1,204,335	1,033,557

Total	3,979,637	4,293,361

Notes to the consolidated financial statements (continued)

13.	Bonds, notes and other obligations

(a)	This caption is comprised of the following:

Issuance	Issuer	Annual interest rate	Interest payment	Maturity	Amount issued	2019	2018
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – first program (b)
Second (B series) (**)	Interbank	9.50%	Semi-annually	2023	US$30,000	—	94,086
Third (A series)	Interbank	3.5% + VAC (*)	Semi-annually	2023	S/110,000	91,000	70,000
Fifth (A series)	Interbank	8.50%	Semi-annually	July 2019	S/3,300	—	3,300
Sixth (A series)	Interbank	8.16%	Semi-annually	July 2019	US$15,110	—	50,966
Eighth (A series)	Interbank	6.91%	Semi-annually	2022	S/137,900	136,908	137,130
Second, first tranch (**)	Interseguro	6.97%	Semi-annually	2024	US$35,000	—	118,055
Second, second tranch (**)	Interseguro	6.00%	Semi-annually	2024	US$15,000	—	50,594

						227,908	524,131

Subordinated bonds – second program (b)
Second (A series)	Interbank	5.81%	Semi-annually	2023	S/150,000	149,827	149,776
Third (A series)	Interbank	7.50%	Semi-annually	2023	US$50,000	165,426	168,312

						315,253	318,088

Subordinated bonds – third program (b)
First - single series	Interseguro	6.00%	Semi-annually	2029	US$20,000	66,280	—
Second - single series	Interseguro	4.34%	Semi-annually	2029	US$20,000	66,280	—

						132,560	—

Corporate bonds – second program
Fifth (A series)	Interbank	3.41% + VAC (*)	Semi-annually	2029	S/150,000	150,000	—
Negotiable certificates of deposit – first program -
First (A series)	Interbank	4.28%	Annually	2020	S/150,000	148,603	—

Total local issuances						974,324	842,219

International issuances
Subordinated bonds (c)	Interbank	6.625%	Semi-annually	2029	US$300,000	990,216	1,006,875
Junior subordinated notes (d)	Interbank	8.500%	Semi-annually	2070	US$200,000	660,992	671,546
Senior bonds (e)	IFS	4.125%	Semi-annually	2027	US$300,000	969,794	993,241
Corporate bonds (g)	Interbank	3.375%	Semi-annually	2023	US$484,895	1,549,877	1,558,979
Corporate bonds (h)	Interbank	5.000%	Semi-annually	2026	S/312,000	311,185	—
Corporate bonds (i)	Interbank	3.250%	Semi-annually	2026	US$400,000	1,313,259	—
Senior bonds – First and second issuance (f)	Interbank	5.750%	Semi-annually	2020	US$650,000	—	1,309,248

Total international issuances						5,795,323	5,539,889

Total local and international issuances						6,769,647	6,382,108

Interest payable						120,643	114,670

Total						6,890,290	6,496,778

(*)	The Spanish term “Valor de actualización constante“ is referred to amounts in Soles indexed by inflation.
(**)	In July 2019, Interbank early redeemed the entirety of these subordinated bonds. Also, in February 2019, Interseguro executed the early amortization of said instruments.

Notes to the consolidated financial statements (continued)

(b)	Subordinated bonds do not have specific guarantees and in accordance with SBS rules, qualify as second level equity (Tier 2) in the determination of the effective equity; see Note 16(f).

(c)

Starting in March 2024, the applicable interest rate will be a floating rate of 3-month Libor plus 576 basis points payable quarterly. Starting on that date and on any interest payment date, Interbank can redeem all the notes without penalties.

In accordance with SBS regulation, this issuance qualifies as second level equity (Tier 2) in the determination of the effective equity; see Note 16(f).

As of December 31, 2019, Management does not intend to redeem these bonds before their maturity date; said situation may change in the future, depending on market conditions.

(d)

Starting in April 2020, the applicable interest rate will be a floating rate of 3-month Libor plus 674 basis points payable on a semi-annual basis, provided that the floating rate for any interest period will not be less than 10.5 percent per annum. Starting at that date, Interbank can redeem all the notes, without penalties. In accordance with the issuance conditions, the payment of principal will take place at the maturity date of the notes or when Interbank redeems the notes. Interest payments are non-cumulative if they cease to be made. Interest can stop being paid by mandatory prohibitions established by the SBS, or if it is determined that Interbank is in non-compliance with applicable minimum regulatory capital requirements. Interbank may not declare, pay or distribute any dividend for the period in which interest payments are not made.

This issuance qualifies as first level equity (Tier 1), nevertheless, the SBS establishes a 17.65 percent limit, which is computed over the capital, reserves and retained earnings pending capitalization of Interbank in the determination of its effective equity; any excess qualifies as second level equity (Tier 2); see Note 16(f).

Interbank’s Board Session held on January 28, 2020, agreed to redeem the entirety of these instruments. According to the aforementioned, Interbank obtained SBS approval to execute the optional redemption of the entirety of these bonds, which will be redeemed on April 23, 2020 for USD208,500,000. Such amount includes the principal plus interest accrued up to that date.

(e)

From 2018 until July 2027, IFS, on any time, can redeem these bonds, paying a penalty equal to the United States Treasury rate plus 30 basis points. The payment of principal will take place on the maturity date of the bonds or when IFS redeems them.

In October 2017, IFS entered into a cross currency swap for US$150,000,000 (As of December 31, 2019 and 2018, equivalents to approximately S/497,100,000 and S/505,950,000, respectively), which was designated as a cash flow hedge, see Note 10(b); through this operation part of the issued amount of these bonds was economically converted to Soles at a fix rate of 5.06 percent.

Notes to the consolidated financial statements (continued)

As of December 31, 2019, Management does not intend to redeem these bonds before their maturity date; said situation may change in the future, depending on market conditions.

(f)

Corresponds to a senior bond issued by Interbank through its Panama branch. Starting in April 2016, Interbank can redeem these bonds, at the coupon payment date, paying a penalty equal to the United States Treasury rate plus 50 basis points.

The nominal annual interest rate of these instruments was 5.75 percent. In this regard, Management identified that the interest rates had decreased significantly compared to the interest rates that these bonds accrued; thus, during the first quarter of 2018, Interbank identified an opportunity to generate financial savings and decided to perform a partial swap of these bonds; see paragraph (g); and, for the remaining balance, the Bank performed a buyback offering in cash of the entirety of these bonds in September 2019; see paragraph (i).

In June 2017, Interbank entered into cross currency swaps for US$20,000,000 (equivalent to approximately S/67,660,000, which up until December 31, 2018, were designated as cash flow hedges; see Note 10(b). Through these operations, part of the issued amount of these bonds was economically converted into Soles at a rate of 4.61 percent. However, as result of the buyback performed by Interbank in July 2019 and the subsequent redemption of these bonds, Interbank revoked the accounting hedge. Consequently, the balance of the net unrealized loss of the Income Tax accumulated in the caption “Cash flow hedges reserves” of the consolidated statement of changes in equity as of the revocation date, amounting to S/1,105,000, was transferred to caption “Net gain of financial assets through profit or loss” of the consolidated statement of income.

(g)

In January 2018, Interbank issued corporate bonds called “3.375 Senior Unsecured Notes” for US$200,000,000, under Rule 144A and Regulation S of the U.S. Securities Act of 1993 of the United States of America.

Likewise, as part of that program, Interbank made an exchange offer addressed to the holders of the corporate bonds denominated “5.750% Senior Notes due 2020” issued by the Panama Branch (see (f) above), managing to exchange bonds for an amount to US$263,322,000, which generated an exchange premium of approximately US$21,573,000 that are presented together in the caption “Bonds, notes and other obligations” for an amount of US$284,895,000.

In this regard, considering the issuance of bonds in January 2018 and the exchange of bonds made, the total balance of the “3.375 Senior Unsecured Notes” amounted to US$484,895,000.

The Group concluded that the aforementioned exchange did not generate any substantial modification in the terms and conditions of the financial liability; therefore, it did not recognize a new financial liability. Additionally, according to IFRS 9, the Group reported a gain of approximately US$4,762,000 (equivalent to S/15,286,000), caused by the difference between the present values of both obligations, which were discounted at the effective interest rate of the original financial liability and included in the caption “Interest and similar expenses” of the consolidated statement of income, thus decreasing the interest expenses generated by these issuances.

As of December 31, 2019, Interbank maintains fourteen cross-currency swaps for a total of US$441,000,000 (equivalent to approximately S/1,461,474,000), which were designated as cash flow hedges (eleven cross-currency swaps for US$400,000,000 equivalent to approximately S/1,349,200,000 as of December 31, 2018); see Note 10(b). Through these operations, part of the issued amount by these bonds was economically converted into Soles at a fixed rate of 4.88 percent.

Notes to the consolidated financial statements (continued)

As of December 31, 2019, Management does not intend to redeem these bonds before their maturity date; said situation may change in the future, depending on market conditions.

(h)

On September 24, 2019, Interbank placed corporate bonds denominated “5.00% Senior Notes due 2026” for S/312,000,000, under Rule 144A and Regulation S of the U.S. Securities Act of 1993 of the United States of America. These bonds were issued on October 1, 2019.

(i)

On September 25, 2019, Interbank placed corporate bonds denominated “3.05% Note due 2026” for US$400,000,000, under Rule 144A and Regulation S of the U.S. Securities Act of 1993 of the United States of America. These bonds were issued on October 4, 2019.

As part of said program, on September 19, 2019, Interbank announced of a buyback offering in cash of the senior bonds denominated “5.750% Senior Notes Due 2020” issued by the Panama Branch (see paragraph (f) above); however, until October 2, 2019, only approximately 37.52 percent of the holders had accepted the buyback offering in cash.

In this sense, for the remaining bondholders that did not accept the buyback offering, Interbank communicated them its decision to exercise the early redemption option of said instruments; the redemption date was November 4, 2019.

In this regard, Interbank incurred in expenses for the partial buyback of the bonds and for the early redemption option amounting to US$12,755,000 (equivalent to approximately S/42,270,000), which were recorded as “Interest for bonds, notes and other obligations” in the caption “Interest and similar expenses” in the consolidated statement of income.

(j)

The international issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters.

Notes to the consolidated financial statements (continued)

As of December 31, 2019 and 2018, the international issuances maintain mainly this clause: “Submit audited financial statements on an annual basis and unaudited financial statements on a quarterly basis (both in Spanish and English)”. In the opinion of Management and its legal advisers, this clause has been met by the Group as of December 31, 2019 and 2018.

(k)	As of December 31, 2019 and 2018, the repayment schedule of these obligations is as follows:

Year	2019	2018
	S/(000)	S/(000)
2019	—	132,512
2020	235,128	1,309,248
2021	—	—
2022	136,908	137,900
2023 onwards	6,518,254	4,917,118

Total	6,890,290	6,496,778

14.	Insurance contract liabilities

(a)	This caption is comprised of the following:

	2019	2018
	S/(000)	S/(000)
Technical reserves for insurance premiums (b)	11,135,635	10,006,960
Technical reserves for claims (c)	203,175	293,508

	11,338,810	10,300,468

By term -
Short term	948,316	935,182
Long term	10,390,494	9,365,286

Total	11,338,810	10,300,468

Notes to the consolidated financial statements (continued)

(b)	The movement of technical reserves for insurance premiums (disclosed by type of insurance) for the years ended December 31, 2019, 2018 and 2017, is as follows:

	2019					2018					2017
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	Total	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	Total	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	8,665,894	715,217	586,166	39,683	10,006,960	9,034,796	676,949	525,662	36,482	10,273,889	4,526,171	121,592	152,957	37,540	4,838,260
Insurance subscriptions	293,860	—	3,804	36,388	334,052	287,869	—	6,383	30,301	324,553	294,267	—	3,064	27,941	325,272
Acquisition of Seguros Sura, Note 9(b)	—	—	—	—	—	—	—	—	—	—	4,012,506	541,749	340,242	—	4,894,497
Acquisition of Mapfre portfolio (*)	—	—	—	—	—	—	—	—	—	—	181,849	855	—	—	182,704
Time passage adjustments (**)	785,741	64,238	123,371	(34,950)	938,400	(798,978)	32,015	69,978	(26,269)	(723,254)	92,964	12,753	43,803	(29,402)	120,118
Maturities and recoveries	—	—	(41,353)	—	(41,353)	—	—	(35,289)	—	(35,289)	—	—	(9,596)	—	(9,596)
Exchange differences	(92,075)	—	(10,301)	(48)	(102,424)	142,207	—	19,710	(829)	161,088	(67,975)	—	(4,808)	403	(72,380)
Others	—	—	—	—	—	—	6,253	(278)	(2)	5,973	(4,986)	—	—	—	(4,986)

End of year balances	9,653,420	779,455	661,687	41,073	11,135,635	8,665,894	715,217	586,166	39,683	10,006,960	9,034,796	676,949	525,662	36,482	10,273,889

(*)

On May 25, 2017, after the approval by the SBS, Interseguro acquired a portfolio of insurance policies from Mapfre Perú Vida Compañía de Seguros y Reaseguros S.A. (henceforth “Mapfre”, an unrelated party), through the transfer of assets, liabilities, rights and obligations. The assets and liabilities transferred amounted to S/182,704,000 and comprised cash and technical reserves, respectively.

(**)	The table below presents the composition of the adjustments due to time passage as of December 31, 2019, 2018 and 2017:

	2019				2018				2017
	Annuities (***)	Life insurance	General insurance	Total	Annuities (***)	Life insurance	General insurance	Total	Annuities (***)	Life insurance	General insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Interest rate effect (****)	1,001,073	—	—	1,001,073	(750,794)	—	—	(750,794)	195,619	—	—	195,619
Aging insured population effect	(206,057)	123,371	(34,950)	(117,636)	(232,828)	69,978	(26,269)	(189,119)	(97,539)	43,803	(29,402)	(83,138)
Effect by mortality table change, Note 3.6	—	—	—	—	144,777	—	—	144,777	—	—	—	—
Inflation and other effects	54,963	—	—	54,963	71,882	—	—	71,882	7,637	—	—	7,637

Time passage adjustments	849,979	123,371	(34,950)	938,400	(766,963)	69,978	(26,269)	(723,254)	105,717	43,803	(29,402)	120,118

(***)	It includes retirement, disability and survival annuities.
(****)

From March 31, 2018, the Group records interest rate effects in the caption “Unrealized results, net”. This change has been made retrospectively; see Note 3.2.1. Additionally, it includes the effect of changing the interest rate methodology for approximately S/423,080,000, which was recorded prospectively; see Note 3.6.

Notes to the consolidated financial statements (continued)

(c)	Below is the balance of technical reserves for outstanding claims (according to the type of insurance) as of December 31, 2019 and 2018:

	2019					2018
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	Total	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Reported claims	3,691	93,260	35,916	12,834	145,701	1,812	157,065	36,886	11,338	207,101
IBNR	—	22,870	34,188	416	57,474	—	56,996	29,133	278	86,407

	3,691	116,130	70,104	13,250	203,175	1,812	214,061	66,019	11,616	293,508

The movement of technical reserves for claims for the years ended December 31, 2019, 2018 and 2017, is as follows:

	2019
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	1,812	214,061	66,019	11,616	293,508
Claims of the period	1,000	58,252	29,445	13,706	102,403
Adjustments to prior years claims	618,342	(25,756)	26,185	7,173	625,944
Payments	(617,458)	(130,427)	(51,351)	(19,236)	(818,472)
Exchange difference	(5)	—	(194)	(9)	(208)

End of year balances	3,691	116,130	70,104	13,250	203,175

	2018
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	1,320	171,574	57,400	10,321	240,615
Claims of the period	573,883	(25,568)	34,106	12,981	595,402
Adjustments to prior years claims	—	240,784	23,355	3,848	267,987
Payments	(573,785)	(172,728)	(45,794)	(15,564)	(807,871)
Exchange difference	394	(1)	(3,048)	30	(2,625)

End of year balances	1,812	214,061	66,019	11,616	293,508

	2017
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	991	124,062	38,122	9,078	172,253
Claims of the period	331,888	24,316	33,191	26,834	416,229
Acquisition of Seguros Sura, Note 9(b)	27	105,923	13,720	981	120,651
Adjustments to prior years claims	625	8,804	13,867	(8,351)	14,945
Payments	(332,201)	(91,762)	(41,312)	(18,164)	(483,439)
Exchange difference	(10)	231	(188)	(57)	(24)

End of year balances	1,320	171,574	57,400	10,321	240,615

Notes to the consolidated financial statements (continued)

(d)	In Management’s opinion, these balances reflect the exposure of life and general insurance contracts as of December 31, 2019, 2018 and 2017, in accordance with IFRS 4.

(e)	The main assumptions used in the estimation of retirement, disability and survival annuities and individual life reserves as of December 31, 2019 and 2018, are the following:

Type	Mortality table	Interest rates
		2019	2018
Annuities	SPP-S-2017, SPP-I-2017 with improvement factor for mortality	4.54% in US$ 1.89% in S/ VAC 5.10% in adjusted S/	5.63% in US$ 2.74% in S/ VAC 5.84% in adjusted S/
Retirement, disability and survival	SPP-S-2017, SPP-I-2017 with improvement factor for mortality	1.89% in S/ VAC	2.74% in S/ VAC
Individual life insurance contracts (included linked insurance contracts)	CSO 80 adjusted	4.00 - 5.00%	4.00 - 6.00%

Notes to the consolidated financial statements (continued)

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by life insurance risks; the main variables as of December 31, 2019 and 2018 are the interest rates and the mortality tables. The Group has assessed the changes of the reserves related to its most significant life insurance contracts included in the reserves of annuities, retirement, disability and survival of +/- 100 basis points (bps) in the interest rates and of +/- 500 basis points (bps) of the mortality factors, being the results as follows:

	2019			2018
		Variation of the reserve			Variation of the reserve
Variables	Reserves	Amount	Percentage	Reserves	Amount	Percentage
	S/(000)	S/(000)%		S/(000)	S/(000)%
Annuities -
Portfolio in S/ and US Dollars - basis amount
Changes in interest rate: + 100 bps	8,646,725	(1,006,695)	(10.43)	7,816,973	(848,921)	(9.80)
Changes in interest rate: - 100 bps	10,890,170	1,236,750	12.81	9,696,893	1,030,999	11.90
Changes in mortality table at 105%	9,554,268	(99,152)	(1.03)	8,587,633	(78,261)	(0.90)
Changes in mortality table at 95%	9,757,493	104,073	1.08	8,747,817	81,923	0.95
Retirements, disability and survival -
Portfolio in S/ – basis amount
Changes in interest rate: + 100 bps	687,451	(92,004)	(11.80)	635,838	(79,379)	(11.10)
Changes in interest rate: - 100 bps	894,614	115,159	14.77	813,614	98,397	13.76
Changes in mortality table at 105%	769,044	(10,411)	(1.34)	706,495	(8,722)	(1.22)
Changes in mortality table at 95%	790,403	10,948	1.40	724,366	9,149	1.28

Notes to the consolidated financial statements (continued)

15.	Deferred Income Tax asset and liability

(a)

As indicated in Note 3.4(z), the net tax position has been met based on the separate financial statement of each Subsidiary domiciled in Peru. The following table presents a summary of the items comprising the Subsidiaries’ deferred Income Tax:

	2019	2018
	S/(000)	S/(000)
Deferred assets
Provision for loan portfolio and other provisions	140,741	184,014
Deferred income from stand-by letters	7,625	9,072
Unrealized losses from derivatives	5,872	—
Net unrealized losses from fluctuation in investments through other comprehensive income	44	6,449
Depreciation of right-of-use assets	2,085	—
Others	28,657	14,737
Deferred liabilities
Deemed cost of fixed assets	(57,822)	(58,859)
Amortization of intangible assets, net	(74,439)	(57,265)
Unrealized gain from derivatives	—	(9,707)
Unrealized net gain from fluctuation in investments through other comprehensive income	(2,070)	(424)
Others	(5,710)	(8,542)

Total deferred Income Tax asset, net	44,983	79,475

Deferred liabilities
Unrealized net gain from fluctuation in investments through other comprehensive income	239	259
Others	(226)	(207)

Total deferred Income Tax liability, net	13	52

(b)

In Management’s opinion, the deferred Income Tax assets will be recovered from the taxable income that will be generated by the Group over the coming years, including the portion that is recorded in the consolidated statement of changes in equity.

Notes to the consolidated financial statements (continued)

(c)	The table below presents the amounts reported in the consolidated statement of income for the years 2019, 2018 and 2017:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Current – Expense	454,772	401,788	330,902
Deferred – Expense (Income)	38,554	13,727	(4,376)

	493,326	415,515	326,526

(d)	The table below presents the reconciliation of the effective Income Tax rate to the statutory tax rate for the Group:

	2019		2018		2017
	S/(000)%		S/(000)%		S/(000)%
Income before Income Tax	1,943,441	100.0	1,506,909	100.0	1,359,980	100.0

Theoretical tax	573,315	29.5	444,538	29.5	401,194	29.5
Decrease in income of Subsidiaries not domiciled in Peru	(18,570)	(1.0)	(37,681)	(2.5)	(32,365)	(2.4)
Non-taxable income, net	(128,623)	(6.6)	(49,484)	(3.3)	(87,891)	(6.5)
Permanent non-deductible expenses	64,303	3.3	80,555	5.3	43,571	3.2
Translation results non-taxable	2,901	0.2	(22,413)	(1.4)	2,017	0.2

Income Tax	493,326	25.4	415,515	27.6	326,526	24.0

16.	Equity

(a)	Capital stock and distribution of dividends -

IFS’s shares are listed on the Lima Stock Exchange and, since July 2019, they are listed on the New York Stock Exchange. IFS’s shares have no nominal value and their issuance value was US$9.72 per share.

As consequence of the Offering detailed in Note 1(b), in July 2019, IFS issued 2,336,841 common shares, thus increasing its capital stock by S/74,571,000 (approximately US$22,714,000). In this sense, as of December 31, 2019, IFS’s capital stock is represented by 115,447,705 subscribed and paid-in common shares (113,110,864 subscribed and paid-in common shares as of December 31, 2018).

The General Shareholders’ Meeting of IFS held on April 7, 2020, approved the distribution of dividends for the year 2019 for approximately US$202,034,000 (equivalent to approximately S/698,227,000), US$1.75 per share, which will be paid on May 6, 2020.

The General Shareholders’ Meeting of IFS held on April 1, 2019, agreed to distribute dividends for the year 2018 for approximately US$197,187,000 (equivalent to approximately S/654,464,000), US$1.75 per share, which were paid on May 3, 2019.

The General Shareholders’ Meeting of IFS, held on April 2, 2018, agreed to distribute dividends from the year 2017 for approximately US$157,750,000 (equivalent to approximately S/510,688,000), US$1.40 per share, which were paid on May 3, 2018.

The General Shareholders’ Meeting of IFS, held on April 10, 2017, agreed to distribute dividends from the year 2016 for approximately US$146,482,000 (equivalent to approximately S/475,773,000), US$1.30 per share.

Notes to the consolidated financial statements (continued)

(b)	Treasury stock -

As of December 31, 2019, Interfondos, an indirect Subsidiary of IFS through Inteligo Group Corp., holds 1,400 shares issued by IFS with an acquisition cost equivalent to S/196,000.

Sale of treasury stock (2018-2019)

As indicated in Note 1(b), in July 2019, Interbank and IFS sold a combined 2,418,754 shares. Said sale was recorded by decreasing the caption “Treasury stock” for an amount of S/208,178,000, and the highest value collected due to said sale amounted to S/138,997,000 and was recorded in the caption “Retained earnings”.

On the other hand, in 2018 Interbank sold 3,009,490 shares of IFS at their market price for approximately S/382,727,000 through the Lima Stock Exchange. Said sale was recorded by recording a decrease of S/259,022,000 within the caption “Treasury stock,” while the highest amount collected due to the sale, amounting to S/123,705,000, was recorded within the caption “Retained earnings”. In the year 2017, Interbank, Inteligo and Interfondos sold 1,251,000 shares held as treasury stock for S/142,664,000. Said sales were recorded by recording a decrease of S/107,680,000 within the caption “Treasury stock”, while the highest amount collected due to the sale, amounting to S/34,984,000, was recorded in the caption “Retained earnings”.

Share Buyback Plan (2016-2017)

On May 25, 2016, the Shareholders’ Meeting of IFS approved the acquisition of own issuance shares for up to 3,500,000 shares (equivalent to 3.09 percent of the Company’s capital stock), without considering the shares acquired prior to this program. On August 9, 2017, the Managing Board of IFS approved the ending of the program of acquisition of own issuance shares. As of December 31, 2018 and 2017, IFS and its Subsidiaries held 2,418,754 and 5,428,244 shares held as treasury stock, respectively.

(c)	Capital surplus -

Corresponds to the difference between the nominal value of the shares issued and their public offerings price, which were performed in 2007 and 2019; see Note 1(b). Capital surplus is presented net of the expenses incurred and related to the issuance of such shares.

Notes to the consolidated financial statements (continued)

(d)	Unrealized results, net -

This item is made up as follows:

	Unrealized gain (loss)
	Instruments that will not be reclassified to consolidated statement of income	Instruments to be reclassified to the consolidated statement of income
	Equity instruments at fair value	Debt instruments at fair value	Insurance premiums reserve, Note 3.2.1(i)	Available-for-sale investments reserve	Cash flow hedge reserve	Foreign currency translation reserve	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2017 (Note 3.2.1)	—	—	(479,476)	(83,817)	1,301	98,874	(463,118)
Effect of changes in the discount rates of pension reserves, Notes 3.2.1(i) and 3.4(d)	—	—	(195,619)	—	—	—	(195,619)
Unrealized gain from available-for-sale investments, net of unrealized loss	—	—	—	543,768	—	—	543,768
Transfer to realized gain from available-for-sale investments, net of realized loss	—	—	—	(113,306)	—	—	(113,306)
Transfer of impairment loss of available-for-sale investments to consolidated statement of income, Note 5(c)	—	—	—	20,759	—	—	20,759
Accrual of unrealized loss from held-to-maturity investment to consolidated statement of income, Note 5(d)	—	—	—	2,608		—	2,608
Variation for net unrealized gain on cash flow hedges	—	—	—	—	(1,477)	—	(1,477)
Transfer of realized loss on cash flow hedges to consolidated statement of income, net of realized gain	—	—	—	—	140	—	140
Foreign currency translation	—	—	—	—	—	(22,480)	(22,480)

Balances as of December 31, 2017 (Note 3.2.1)	—	—	(675,095)	370,012	(36)	76,394	(228,725)
Changes due to the first adoption of IFRS 9, see Note 3.2.2	105,619	238,348	—	(370,012)	—	—	(26,045)

Balances as of January 1, 2018 (Restated, Note 3.2.1)	105,619	238,348	(675,095)	—	(36)	76,394	(254,770)
Effect of changes in the discount rates of pension reserves, Note 3.4(d)	—	—	750,670	—	—	—	750,670
Unrealized gain from equity instruments at fair value through other comprehensive income, net of unrealized loss	41,935	—	—	—	—	—	41,935
Unrealized loss from debt instruments at fair value through other comprehensive income, net of unrealized gain	—	(471,940)	—	—	—	—	(471,940)
Transfer to realized loss from debt instruments at fair value through other comprehensive income, net of unrealized gain	—	14,315	—	—	—	—	14,315
Transfer of reversal of impairment loss on debt instruments at fair value through other comprehensive income, Note 5(c)	—	(13,060)	—	—	—	—	(13,060)
Variation for net unrealized gain on cash flow hedges	—	—	—	—	32,798	—	32,798
Transfer of realized loss on cash flow hedges to consolidated statement of income, net of realized gain	—	—	—	—	(4,851)	—	(4,851)
Foreign currency translation	—	—	—	—	—	26,589	26,589

Balances as of December 31, 2018	147,554	(232,337)	75,575	—	27,911	102,983	121,686

Effect of changes in the discount rates of pension reserves, Note 3.4(d)	—	—	(999,430)	—	—	—	(999,430)
Unrealized gain from equity instruments at fair value through other comprehensive income, net of unrealized loss	117,329	—	—	—	—	—	117,329
Unrealized gain from debt instruments at fair value through other comprehensive income, net of unrealized loss	—	1,341,797	—	—	—	—	1,341,797
Transfer to realized gain from debt instruments at fair value through other comprehensive income, net of unrealized loss	—	(80,080)	—	—	—	—	(80,080)
Transfer of impairment loss on debt instruments at fair value through other comprehensive income, Note 5(c)	—	6,779	—	—	—	—	6,779
Variation for net unrealized loss on cash flow hedges	—	—	—	—	(74,593)	—	(74,593)
Transfer of realized loss on cash flow hedges to consolidated statement of income, net of realized gain	—	—	—	—	23,924	—	23,924
Foreign currency translation	—	—	—	—	—	(14,507)	(14,507)

Balances as of December 31, 2019	264,883	1,036,159	(923,855)	—	(22,758)	88,476	442,905

Notes to the consolidated financial statements (continued)

(e)	Components of other comprehensive income -

The consolidated statement of comprehensive income include: (i) Other comprehensive income that will not be reclassified to the consolidated statement of income in future periods, such as the revaluation of gain (loss) in equity instruments at fair value through other comprehensive income and; (ii) Other comprehensive income to be reclassified to the consolidated statement of income in future periods, such as the comprehensive income of premium reserves, available-for-sales investments (until December 31, 2017), derivatives used as cash flow hedges, debt instruments at fair value through other comprehensive income (from January 1, 2018) and translation for foreign operations. Below is the movement of the caption:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Other comprehensive income that will not be reclassified to the consolidated statement of income in future periods: Equity instruments at fair value through other comprehensive income
Revaluation of gain on equity instruments at fair value through other comprehensive income, net	117,329	41,935	—

Subtotal	117,329	41,935	—
Non-controlling interest	(438)	(511)	—
Income Tax	(219)	(26)	—

Total	116,672	41,398	—
Other comprehensive income to be reclassified to the consolidated statement of income in future periods:
Debt instruments at fair value through other comprehensive income
Unrealized net gain (loss) on debt instruments at fair value through other comprehensive income	1,341,797	(471,940)	—
Transfer to income of unrealized net (gain) loss on debt instruments at fair value through other comprehensive income	(80,080)	14,315	—
Transfer to income of loss (reversion) for impairment on debt instruments at fair value through other comprehensive income	6,779	(13,060)	—

Subtotal	1,268,496	(470,685)	—

Non-controlling interest	2,517	(1,011)	—
Income Tax	(7,878)	(6,309)	—
Total	1,263,135	(478,005)	—

Notes to the consolidated financial statements (continued)

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Insurance premiums reserve, Note 14(b)	(999,430)	750,670	(195,619)

Non-controlling interest	(1,643)	124	—

Total	(1,001,073)	750,794	(195,619)

Available-for-sale investments:
Unrealized gain from available-for-sale investments	—	—	543,768
Transfer to realized gain on available-for-sale investments, net of realized loss	—	—	(113,306)
Transfer of impairment loss on available-for-sale investments to consolidated statement of income, Note 5(c)	—	—	20,759
Accrual of unrealized loss on held-to-maturity investments to consolidated statement of income, Note 5(d)	—	—	2,608

Subtotal	—	—	453,829

Non-controlling interest	—	—	470
Income Tax	—	—	(14,471)

Total	—	—	439,828

Cash flow hedges:
Net (loss) gain from cash flow hedges	(74,593)	32,798	(1,477)
Transfer of net realized loss (gain) from cash flow hedge to consolidated statement of income	23,924	(4,851)	140

Subtotal	(50,669)	27,947	(1,337)

Non-controlling interest	(217)	171	(19)
Income Tax	(13,052)	10,335	(1,172)

Total	(63,938)	38,453	(2,528)

Foreign currency translation reserve	(14,507)	26,589	(22,480)

Notes to the consolidated financial statements (continued)

(f)	Shareholders’ equity for legal purposes (regulatory capital) -

IFS is not required to establish a regulatory capital for statutory purposes. As of December 31, 2019 and 2018, the regulatory capital required for Interbank, Interseguro and Inteligo Bank (a Subsidiary of Inteligo Group Corp.), is calculated based on the separate financial statement of each Subsidiary prepared following the accounting principles and practices stated by their regulators (the SBS or Central Bank of the Bahamas).

In the case of Hipotecaria Sura, as of December 31, 2018, it was under liquidation process, thus it was not subject to regulatory minimum capital requirements. It was liquidated on February 20, 2019.

The regulatory capital required for Interbank, Interseguro and Inteligo Bank is detailed below:

Interbank’s regulatory capital -

According to the provisions of Legislative Decree No. 1028 and amendments, Interbank’s regulatory capital must be equal to or higher than 10 percent of the assets and contingent credits weighted by total risk represented by the sum of: the regulatory capital requirement for market risk multiplied by 10, the regulatory capital requirement for operational risk multiplied by 10 and the assets and contingent credits weighted by credit risk.

As of December 31, 2019 and 2018, Interbank maintains the following amounts related to its assets and contingent credits weighted by risk and regulatory capital (basic and supplementary):

	2019	2018
	S/(000)	S/(000)
Total risk weighted assets and credits	50,673,786	44,390,985
Total regulatory capital	7,679,278	7,007,381
Basic regulatory capital (Level 1)	5,721,707	5,042,037
Supplementary regulatory capital (Level 2)	1,957,571	1,965,344
Global capital to regulatory capital ratio	15.15%	15.79%

As of December 31, 2019 and 2018, Interbank has complied with SBS Resolutions No.2115-2009, No.6328-2009 and No.14354-2009, “Regulations for the Regulatory Capital Requirement for Operational Risk”, “Market Risk” and “Credit Risk”, respectively, as amended. These resolutions establish, mainly, the methodologies to be applied by financial entities to calculate the assets and credits weighted per type of risk.

Notes to the consolidated financial statements (continued)

In July 2011, the SBS issued Resolution No. 8425-2011, which states that financial entities must determine an additional regulatory capital level and develop a process to assess the adequacy of their regulatory capital in relation with their risk profile, which must follow the methodology described in said resolution. The additional regulatory capital requirement shall be equivalent to the amount of regulatory capital requirements calculated for each of the following components: economic cycle, concentration risk, market concentration risk and interest rate risk in the bank book, among others.

As of December 31, 2019 and 2018, the additional regulatory capital estimated by Interbank amounts to approximately S/803,717,000 and S/735,483,000, respectively.

Interseguro’s regulatory capital -

In accordance with SBS Resolution No. 1124-2006, and its amendments, Interseguro is required to maintain a level of regulatory capital in order to maintain a minimum equity to support technical risks and other risks that could affect it. The regulatory capital must be higher than the amount resulting from the sum of the solvency net equity, the guarantee fund and the regulatory capital intended to cover credit risks.

The solvency net equity is represented by the higher amount between the solvency margin and the minimal capital. As of December 31, 2019 and 2018, the solvency net equity is represented by the solvency margin. The solvency margin is the complementary support that insurance entities must maintain to deal with possible situations of excess claims not foreseen in the establishment of technical reserves. The total solvency margin corresponds to the sum of the solvency margins of each branch in which Interseguro operates.

Also, the guarantee fund represents the additional equity support that insurance companies must maintain to deal with the other risks that can affect them and that are not covered by the solvency net equity, such as investment risks and other risks. The monthly amount of said fund must be equivalent to 35 percent of the solvency net equity, calculated in accordance with SBS Resolution No. 1124-2006.

As of December 31, 2019 and 2018, Interseguro’s surplus equity is as follows:

	2019	2018
	S/(000)	S/(000)
Regulatory capital	1,106,609	1,042,699
Less
Solvency equity (solvency margin)	567,348	559,930
Guarantee fund	198,572	195,975

Surplus	340,689	286,794

Notes to the consolidated financial statements (continued)

Inteligo Bank’s regulatory capital -

The Central Bank of the Bahamas requires Inteligo Bank to maintain a regulatory capital of not less than 8 percent of its risk weighted assets. Inteligo Bank’s capital ratio as of December 31, 2019 and 2018 is the following:

	2019	2018
	US$(000)	US$(000)
Total eligible capital	238,281	216,977

Total risk weighted assets	964,156	850,069

Capital adequacy ratio (in percentage)	24.71	25.52

In Management’s opinion, its Subsidiaries have complied with the requirements set forth by the regulatory entities.

(g)	Reserves -

The Board of Directors of IFS sessions held on June 25, 2018, and May 9, 2018, agreed to constitute a reserve of up to S/1,000,000,000 charged to retained earnings.

The Board of Directors of IFS session held on September 18, 2017, agreed to constitute a reserve of up to S/600,000,000 charged to retained earnings as of June 30, 2017. Likewise, the Board of Directors of IFS session, held on August 9, 2017, agreed to constitute a reserve of up to S/500,000,000 charged to retained earnings as of December 31, 2016.

(h)	Subsidiaries’ legal and special reserves -

The Subsidiaries domiciled in Peru are required to establish a reserve equivalent to a certain percentage of their paid-in capital (20 or 35 percent, depending on their economic activity) through annual transfers of not less than 10 percent of their net income. As of December 31, 2019 and 2018, these reserves amounted to approximately S/1,205,297,000 and S/1,000,764,000, respectively.

Notes to the consolidated financial statements (continued)

17.	Tax situation

(a)

IFS and its Subsidiaries incorporated and domiciled in the Republic of Panama and the Commonwealth of the Bahamas (see Note 2), are not subject to any Income Tax, or any other taxes on capital gains, equity or property; nevertheless, IFS is subject to an additional tax on dividends received from its Subsidiaries incorporated and domiciled in Peru; see paragraph (b). The Subsidiaries incorporated and domiciled in Peru (see Note 2) are subject to the Peruvian Tax legislation; see paragraph (c).

(b)

Legal entities or individuals not domiciled in Peru are subject to an additional tax (equivalent to 5 percent) on dividends received from entities domiciled in Peru. The corresponding tax is withheld by the entity that distributes the dividends. In this regard, since IFS controls the entities that distribute the dividends, it recognizes the amount of the additional Income Tax as expense of the financial year of the dividends. In this sense, as of December 31, 2019 and 2018, the Company has recorded expenses for S/36,361,000 and S/37,880,000, respectively, in the caption “Income Tax” of the consolidated statement of income.

(c)

IFS’s Subsidiaries incorporated in Peru are subject to the payment of Peruvian taxes; hence, they must calculate their tax expenses on the basis of their separate financial statements. The Income Tax rate as of December 31, 2019, 2018 and 2017, was 29.5 percent, over the taxable income.

On the other hand, there are considered as Peruvian-source income those arisen from the indirect sale of shares of stock or ownership interests of legal entities domiciled in the country. For that purpose, an indirect sale shall be considered to have occurred when shares of stock or ownership interests of a legal entity are sold and this legal entity is not domiciled in the country and, in turn, is the holder — whether directly or through other legal entity or entities — of shares of stock or ownership interests of one or more legal entities domiciled in the country, provided that certain conditions established by law occur. The law also defines the cases in which the issuer is jointly and severally liable thereof.

(d)

The Tax Authority (henceforth “SUNAT”, by its Spanish acronym) is legally entitled to perform tax audit procedures for up to four years subsequent to the date at which the tax return regarding a taxable period must be filed. The Income Tax and the Value-Added-Tax returns subject to inspection by the Tax Authority in each of the Subsidiaries, are the following:

•	Interbank: Income Tax returns for the years 2014 to 2019, and Value-Added-Tax returns for the years 2014 to 2019.

•	Interseguro: Income Tax returns for the years 2014 to 2019, and Value-Added-Tax returns for the years 2015 to 2019.

•	Hipotecaria Sura and Seguros Sura: Income Tax returns for the years 2014 to 2018, and Value-Added-Tax returns for the years 2014 to 2018.

Notes to the consolidated financial statements (continued)

Given the possible interpretations that SUNAT may give to the legislation in effect, up to date it is not possible to determine whether or not any review to be conducted would result in liabilities for the Subsidiaries; any increased tax or surcharge that could arise from possible tax audits would be applied to the results of the period in which such tax increase or surcharge may be determined.

Following is the detail of the ongoing tax procedures for the Subsidiaries:

Interbank:

In April 2004, June 2006, February 2007, June 2007, November 2007, October 2008 and December 2010, Interbank received a number of Tax Determination and Tax Penalty notices corresponding mainly to the Income Tax determination for the fiscal years 2000 to 2006. As a result, claims and appeals were filed and subsequent contentious administrative proceedings were started, with the exception of Income Tax 2006, which is still pending in the Tax Court.

Regarding the tax litigations followed by Interbank related to the annual Income Tax returns for the years 2000 to 2006, the most relevant matter subject to discrepancy with SUNAT corresponds to whether the “interest in suspense” are subject to Income Tax or not. In this sense, the Bank considers that the interest in suspense do not constitute accrued income, in accordance with the SBS’s regulations, which is also supported by a ruling by the Permanent Constitutional and Social Law Chamber of the Supreme Court issued in August 2009.

Notwithstanding the foregoing, in February 2018, the Third Transitory Chamber of Constitutional and Social Law of the Supreme Court issued a ruling regarding a third bank that impacted the original estimation regarding the degree of contingency for this discrepancy. Subsequently, in June 2019, the Permanent Chamber of Constitutional and Social Law of the Supreme Court, in a case followed with another financial entity, ruled in favor of the tax treatment over the interest in suspense followed by said entity; which is consistent with the tax treatment followed by Interbank. Lastly, on March 12, 2020, the Permanent Chamber of Constitutional and Social Law of the Supreme Court published on the website of the Judiciary its ruling regarding Interbank’s Income Tax for the year 2003, declaring groundless the cassation appeals filed by SUNAT and the Ministry of Economy and Finance (“MEF”, by its Spanish acronym), thus reaffirming the position held by the Bank regarding that interest in suspense does not constitute taxable income.

From the tax and legal analysis performed, reinforced by the aforementioned recent ruling by the Permanent Chamber of Constitutional and Social Law of the Supreme Court, Interbank’s Management and its external legal advisors consider that it exists sufficient technical support for the prevalence of Interbank’s position, in relation with the tax periods under resolution process; thus, it has not been recorded any provision for this contingency as of December 31, 2019 and 2018.

The tax liability requested for this concept and other minor contingencies as of December 31, 2019, without considering the effects of the ruling by the Permanent Chamber of Constitutional and Social Law of the Supreme Court published on March 12, 2020, amounted to approximately S/303,000,000, out of which S/34,000,000 corresponded to taxes and the difference to fines and interest arrears. However, it is estimated that once SUNAT performs the resettlements of the Income Tax, including the effects of said ruling, the requested amount will diminish significantly.

Notes to the consolidated financial statements (continued)

On the other hand, on February 3, 2017, SUNAT closed the audit process corresponding to the Income Tax for the year 2010. The Bank paid the debt under protest and filed a claim procedure. Subsequently, on November 6, 2018, SUNAT closed again the audit process corresponding to the Income Tax 2010, which had been reopened due to invalidity; Interbank filed a claim procedure and afterwards a tax appeal. Currently, the appeal is pending resolution by the Tax Court.

On February 14, 2018, SUNAT notified Interbank of the beginning of the partial audit process for the third category Income Tax corresponding to the year 2014. Subsequently, on September 7, 2018, SUNAT closed said partial audit process and did not determine any additional settlement of said tax.

On January 14, 2019, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2013. As of December 31, 2019, the tax debt requested by SUNAT amounts to approximately S/50,000,000 (including taxes, penalties and moratorium interest). The main concept observed was the deduction of loan write-offs without proof by the SBS.

To date, Interbank’s Management has submitted the respective complaints to the resolutions indicated above. In the opinion of Management and its legal advisors, any eventual additional tax would not be significant for the financial statements as of December 31, 2019 and 2018.

On April 26, 2019, SUNAT notified Interbank about the commencement of the definitive audit process on Income Tax withholdings of non-domiciled entities corresponding to the year 2018. To date, said audit is under process.

On September 11, 2019, SUNAT notified Interbank about the commencement of the definitive audit process on the Income Tax corresponding to the year 2014. To date, said audit is under process.

On December 12, 2019, SUNAT notified Interbank about the commencement of the definitive audit process on the Income Tax corresponding to the year 2015. To date, said audit is under process.

Lastly, to date, SUNAT is auditing Interbank’s 2012 taxable period. In the opinion of Management and its legal advisors, any eventual additional tax settlement would not be significant for the financial statements as of December 31, 2019 and 2018.

Notes to the consolidated financial statements (continued)

Interseguro:

On January 4, 2019, Interseguro was notified through a Tax Determination notice about the partial audit of the Income Tax for non-domiciled entities for Sura corresponding to January 2015; see Note 2. The tax debt requested by SUNAT amounts to approximately S/19,000,000. On January 30, 2019, the Company filed an appeal against the Resolution of Determination claimed by SUNAT. Considering that this debt corresponds to a period prior to the acquisition of Seguros Sura by the Group and according to the conditions of the purchase and sale agreement of this entity, this debt, if confirmed after the legal actions that Management is to file, would be assumed by the sellers.

On August 28, 2019, Interseguro was notified by SUNAT through requirement letter related to the Income Tax of the taxable period 2008 as definitive tax audit commenced regarding Seguros Sura.

(e)

Peruvian life insurance companies are exempt from Income Tax regarding the income derived from assets linked to technical reserves for pension insurance and annuities from the Private Pension Fund Administration System.

(f)

For the purpose of determining the Income Tax, the transfer prices of transactions with related companies and with companies domiciled in countries or territories that are non-cooperating or low or zero tax countries or territories, or with entities or permanent establishments whose income, revenues or gains from said contracts are subject to a preferential tax regime, must be supported by documented information on the valuation methods used and the criteria considered for their determination. On the basis of the analysis of the operations of the Group, Management and its internal legal advisors believe that, as a consequence of the application of these standards, contingencies of importance will not arise as of December 31, 2019 and 2018.

Through Legislative Decree No. 1312, published on December 31, 2016, the formal obligations for entities included within the scope of application of transfer pricing are modified, thus incorporating three new information requirements: (i) Local Report; (ii) Master Report; and (iii) Country Report. The first validity entered into effect in 2017 for the operations that occurred during 2016 and the last two as of 2018 for the operations that have occurred since the fiscal year 2017.

(g)

Through Legislative Decree No.1381, published on August 24, 2018, incorporated in the Income Tax Act the concept of “non-cooperating” countries or territories and preferential tax regimes to which defensive measures already existing for countries and territories with low or zero taxation are imposed.

Notes to the consolidated financial statements (continued)

In this regard, it is important to emphasize that, at present, Interbank maintains a branch in Panama, a country that is considered “non-cooperating”, in accordance with the Legislative Decree No. 1381. Notwithstanding the aforementioned, as detailed in Note 1, to the date of this report, said branch is under voluntary closing and liquidation process.

(h)

In July 2018, Act No. 30823 was published, whereby the Congress delegated power to the Executive Branch to legislate on various issues, including tax and financial matters. In this sense, the main tax regulations issued are the following:

(i)

Beginning on January 1, 2019, the treatment applicable to royalties and remuneration for services rendered by non-domiciled persons was modified, eliminating the obligation to pay the amount equivalent to the withholding due to the accounting record of the cost or expense. Now the Income Tax is withheld at the payment of the compensation. In order for said cost or expense to be deductible for the local company, the remuneration must have been paid to the filing date of the annual tax return for the Income Tax (Legislative Decree No. 1369).

(ii)

The rules that regulate the obligation of legal persons and/or legal entities to inform the identification of their final beneficiaries (Legislative Decree No. 1372) were established. These rules are applicable to legal entities domiciled in the country, in accordance with the provisions of Article 7 of the Income Tax Act, and legal entities established in the country. The obligation covers non-domiciled legal entities and legal entities established abroad, provided that: a) they have a branch, agency or other permanent establishment in the country; b) the natural or juridical person who manages the autonomous patrimony or the investment funds from abroad, or the natural or legal person who has the status of trustee or administrator, is domiciled in the country; c) any of the members of a consortium is domiciled in the country. This obligation will be fulfilled through the presentation to SUNAT of an informative Sworn Statement, which must contain the information of the final beneficiary and be submitted, in accordance with the regulations and within the deadlines established by Superintendence Resolution issued by SUNAT.

(iii)

The Tax Code was amended with the purpose of offering taxpayers more assurance regarding the application of the general anti-avoidance rule (Rule XVI of the Preliminary Title of the Tax Code); as well as to provide SUNAT with tools for its effective implementation (Legislative Decree No.1422).

Notes to the consolidated financial statements (continued)

As part of this amendment, a new assumption of joint and several liability is envisaged for when the tax debtor is subject to the application of the measures provided by Rule XVI and in the event that tax evasion cases are detected. In such cases, the joint and several liability shall be attributed to the legal representatives provided that they have collaborated with the design, approval or execution of actions or situations or economic relations viewed as evasion in Rule XVI. In the case of companies that have a Board of Directors, it is up to this corporate body to define the tax strategy of the entity, having to decide on the approval or not of actions, situations or economic relations to be carried out within the framework of tax planning, this power being non-delegable. The actions, situations and economic relations carried out within the framework of tax planning and implemented on the date of entry into force of Legislative Decree No. 1422 (September 14, 2018) and which continue to have effect, must be evaluated by the Board of Directors of the entity for the purpose of ratification or modification until March 29, 2019, without prejudice to the fact that the management or other managers of the company have approved the aforementioned actions, situations and economic relations.

Likewise, it has been established that the application of Rule XVI, regarding the re-characterization of tax evasion cases, will take place in the final inspection procedures in which acts, events or situations produced since July 19, 2012.

(iv)	Amendments to the Income Tax Act were included, effective as of January 1, 2019, to improve the tax treatment applicable to the following (Legislative Decree No. 1424):

•

Income obtained from the indirect transfer of shares of stock or capital representing participations of legal persons domiciled in the country. Among the most significant changes is the inclusion of a new indirect sale assumption, which is triggered when the total amount of the shares of the domiciled legal entity whose indirect disposal is made is equal to or higher than 40,000 Taxation Units.

•

Permanent establishments of sole proprietorships, companies and entities of any nature incorporated abroad. For this purpose, new cases of permanent establishment have been included, among them, when the rendering of services in the country occurs, with respect to the same project, service or related one, for a period that exceeds 183 calendar days in total within any period of twelve months.

•

The system of credits against Income Tax for taxes paid abroad, to be included in the indirect credit (corporate tax paid by foreign subsidiaries) as credit applicable against the Income Tax of domiciled legal persons, in order to avoid double taxation.

Notes to the consolidated financial statements (continued)

•

The deduction of interest expenses for the determination of corporate Income Tax. In the years 2019 and 2020, it shall be applicable the debt limit set at up to three times the net equity as of December 31 of the previous year will be applicable, both to loans with related parties, and to loans with third parties contracted as of September 14, 2018. Beginning in 2021, the limit for the deduction of financial expenses shall be equivalent to 30 percent of the entity’s EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization).

(v)

Regulations have been established for the accrual of income and expenses for tax purposes as of January 1, 2019 (Legislative Decree No. 1425). Until 2018, there was no rule definition of this concept, so in many cases accounting rules were used for its interpretation. In general terms, with the new criterion, for the purpose of determining the Income Tax, it shall be considered whether the substantial events for the generation of income or expense agreed upon by the parties have occurred, provided they are not subject to a subsequent condition, in which case the recognition shall take place when it is fulfilled and when collection or payment is to take place will not be taken into account; and, if the determination of the consideration depends on a future action or event, the total or part of the corresponding income or expense will be deferred until that action or event occurs.

18.	Off-balance sheet accounts

(a)	The table below presents the components of this caption:

	2019	2018
	S/(000)	S/(000)
Contingent credits - indirect loans (b), Note 6(a)
Guarantees and stand-by letters	3,857,831	3,763,591
Import and export letters of credit	244,146	307,869

	4,101,977	4,071,460

Derivatives
Held for trading: Note 10(b)
Forward foreign currency agreements, see Note 30.2(b)(i):
Forward currency agreements – purchase	2,993,652	2,023,812
Forward currency agreements – sale	5,770,518	2,709,626
Forward foreign currency agreements in other currencies	525,744	443,770
Foreign currency options	22,154	234,780
Currency swap agreements, see Note 30.2(b)(ii):
Foreign currency delivery / receipt in Soles	794,623	484,553
Soles delivery / receipt in foreign currency	933,299	424,561
Cross currency swaps	195,056	198,529
Interest rate swaps	4,238,143	2,018,220
Held as hedges: Note 10(b)
Cash flows:
Interest rate swaps	298,260	303,570
Cross currency swaps	1,958,574	1,922,610

	17,730,023	10,764,031

Responsibilities for credit lines granted (cancellable) (c)	9,673,520	7,916,890
Responsibilities for credit lines – commercial and others (d)	1,287,974	1,255,713

Total	32,793,494	24,008,094

(b)

In the normal course of its operations, the Group performs contingent operations (indirect loans). These transactions expose the Group to additional credit risks to the amounts recognized in the consolidated statement of financial position.

The Group applies the same credit policies for granting and evaluating the provisions required for direct loans when performing contingent operations (see Note 6(a)), including obtaining guarantees when deemed necessary. Guarantees vary and include deposits in financial institutions or other assets.

Notes to the consolidated financial statements (continued)

Taking into account that most of the contingent operations are expected to expire without the Group having to disburse cash, the total committed amounts do not necessarily represent future cash requirements.

(c)	Responsibilities under credit lines agreements include consumer credit lines and other consumer loans that are cancellable by the Bank.

(d)

Corresponds to commitments of disbursement of future loans that Interbank has committed to carry out; provided that the borrower complies with the obligations under the corresponding loan agreements, however, they may be cancelled by Interbank.

19.	Interest income and expenses, and similar accounts

(a)	This caption is comprised of the following:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Interest and similar income
Interest on loan portfolio	3,830,595	3,356,718	3,201,545
Interest on investments at fair value through other comprehensive income	723,796	761,411	—
Interest on available-for sale investments	—	—	513,545
Interest on due from banks and inter-bank funds	121,550	51,592	30,057
Interest on investments at amortized cost	93,454	86,215	—
Interest on held-to-maturity investments	—	—	44,452
Dividends on financial instruments	74,698	61,725	16,659
Other interest and similar income	3,123	3,621	2,762

Total	4,847,216	4,321,282	3,809,020

Interest and similar expenses
Interest and fees on deposits and obligations	(705,824)	(562,495)	(534,211)
Interest on bonds, notes and other obligations	(455,784)	(386,747)	(317,606)
Interest and fees on obligations with financial institutions	(175,753)	(173,740)	(222,406)
Deposit insurance fund fees	(45,199)	(40,697)	(37,304)
Interest on lease payments, Note 8(e)	(16,568)	—	—
Other interest and similar expenses	(8,769)	(6,907)	(8,362)

Total	(1,407,897)	(1,170,586)	(1,119,889)

(b)	The amounts shown in 19(a) include interest income and expenses calculated using the effective interest rate (EIR), which are related to the following items:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Financial assets measured at amortized cost	4,045,599	3,494,525	3,276,054
Financial assets measured at fair value through other comprehensive income	723,796	761,411	513,545

Total interest from financial assets not measured at fair value	4,769,395	4,255,936	3,789,599

Financial liabilities measured at amortized cost	1,353,929	1,122,982	1,074,223

Notes to the consolidated financial statements (continued)

20.	Fee income from financial services, net

(a)	For the years ended December 31, 2019, 2018 and 2017, this caption is comprised of the following:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Income
Accounts maintenance, carriage, transfers, and debit and credit card fees	651,255	623,480	601,091
Banking services fees	220,207	186,783	167,805
Funds management	147,954	148,048	139,215
Contingent loans fees	56,153	61,766	60,205
Collection services	41,010	37,068	32,792
Brokerage and custody services	9,109	11,035	11,638
Others	40,801	33,758	27,207

Total (b)	1,166,489	1,101,938	1,039,953

Expenses
Credit cards	(118,675)	(103,645)	(81,459)
Credit card insurance premiums	(48,866)	(58,931)	(50,777)
Foreign banks fees	(17,172)	(15,324)	(12,937)
Brokerage and custody services	(642)	(1,877)	(3,754)
Others	(55,249)	(47,735)	(41,784)

Total	(240,604)	(227,512)	(190,711)

Net	925,885	874,426	849,242

(b)	Fee income by country for the years ended December 31, 2019 and 2018, is presented below:

	2019	2018
	S/(000)	S/(000)
Country
Peru	1,055,624	988,084
Panama	110,865	113,854

Total	1,166,489	1,101,938

Notes to the consolidated financial statements (continued)

21.	Other income and (expenses)

(a)	This caption is comprised of the following:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Other income
Income from investments in associates	15,647	17,454	18,475
Other technical income from insurance operations	13,362	10,908	9,273
Gain from sale of written-off-loans (b)	11,311	13,615	16,956
Services rendered to third parties	3,859	2,779	5,160
Income from ATM rentals	3,789	4,606	4,562
Insurance recovery	—	940	1,122
Other income	22,692	18,741	31,891

Total other income	70,660	69,043	87,439

Other expenses
Sundry technical insurance expenses	(42,016)	(40,593)	(16,753)
Commissions from insurance activities	(35,266)	(38,650)	(50,971)
Donations	(5,352)	(5,068)	(6,696)
Provision for sundry risk	(3,872)	(3,504)	(9,748)
Expenses related to rental income	(3,456)	(3,901)	(659)
Provision for accounts receivable	(3,303)	(2,134)	(8,699)
Goodwill write-off, Note 9(b)	(2,233)	—	—
Administrative and tax penalties	(932)	(2,963)	(2,185)
Provision for assets seized	(355)	(9,754)	—
Other expenses	(34,378)	(35,048)	(24,615)

Total other expenses	(131,163)	(141,615)	(120,326)

(b)

During the years 2019, 2018 and 2017, Interbank sold in cash to non-related third parties written-off loan portfolios with gross value amounting to S/587,895,000, S/466,264,000 and S/714,379,000, respectively.

Notes to the consolidated financial statements (continued)

22.	Net premiums earned

This caption is comprised of the following:

	Premiums assumed			Adjustment of technical reserves			Gross premiums earned (*)			Premiums ceded to reinsurers			Net premiums earned
	2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018	2017
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities (**)	275,303	264,305	226,564	(150,002)	(229,097)	(191,612)	125,301	35,208	34,952	—	—	—	125,301	35,208	34,952
Group life	136,502	110,049	128,259	(62)	1,351	5	136,440	111,400	128,264	(5,463)	(4,232)	(3,437)	130,977	107,168	124,827
Individual life	135,810	130,419	64,467	(82,343)	(40,861)	(35,010)	53,467	89,558	29,457	(4,430)	(3,678)	(2,778)	49,037	85,880	26,679
Retirement, disability and survival (***) and (****)	12,282	160,388	36,436	15,523	(42,603)	(12,753)	27,805	117,785	23,683	(3,151)	(107,296)	(26,189)	24,654	10,489	(2,506)
Others	2	3	10	(3,422)	(1,562)	(2,266)	(3,420)	(1,559)	(2,256)	—	—	(1)	(3,420)	(1,559)	(2,257)

Total life insurance	559,899	665,164	455,736	(220,306)	(312,772)	(241,636)	339,593	352,392	214,100	(13,044)	(115,206)	(32,405)	326,549	237,186	181,695
Total general insurance	102,402	96,921	77,894	(2,217)	(4,032)	1,461	100,185	92,889	79,355	(126)	(1,509)	(1,701)	100,059	91,380	77,654

Total general	662,301	762,085	533,630	(222,523)	(316,804)	(240,175)	439,778	445,281	293,455	(13,170)	(116,715)	(34,106)	426,608	328,566	259,349

(*)	It includes the annual variation of technical reserves and unearned premiums.
(**)	The variation of the adjustment of technical reserves is due mainly to aging over time; see Note 14(b).
(***)

As part of the Private Pension System reform that started in 2013, as regards to the coverage of survival and disability of the pension insurance, the affiliates portfolio was divided into seven parts so that insurance companies manage obligations and rights as a whole. In this way, when an affiliate needs a pension from the pension insurance, the pension will be divided into seven parts and each insurance company will have to assume a corresponding part. This coverage is allocated through a public tender. In December 2016, the call for the “Third Public Tender No. 03/2016” was made to cover the period from January 1, 2017, to December 31, 2018. As result of said process, Interseguro did not win the allocation, but Seguros Sura was awarded a seventh part of this coverage, which is 70 percent reinsured. In November 2018, the call for the “Fourth Public Tender No. 04/2018” was made, to cover the period from January 1, 2019, to December 31, 2020, and as result of this process, the company was not awarded any coverage.

(****)

In April 2016, the Congress of the Republic of Peru approved the amendment of the SPP Act, through which the affiliates of the Pension Fund Administrators (AFPs) who turn 65 and retire, can choose, among other existing retirement modalities, the return of 95.5 percent of the total fund available from their Individual Capitalization Account (“CIC”, by its Spanish acronym). During 2017, in order to offset the contraction of retirement income as a result of the aforementioned amendment to the SPP Act, Interseguro launched the “Renta Particular Plus”; Note 10(a), product and raised funds from said product as of December 31, 2019 and 2018, for S/177,842,000 and S/174,632,000, respectively. This allowed to maintain the product portfolio level and the long-term cash fundraising. As of December 31, 2019, retirement premiums amounted to S/3,841,000 (in 2018 and 2017, amounted to S/10,469,000 and S/24,786,000, respectively).

Notes to the consolidated financial statements (continued)

23.	Net claims and benefits incurred for life insurance contracts and others

This caption is comprised of the following:

	Gross claims and benefits			Ceded claims and benefits			Net insurance claims and benefits
	2019	2018	2017	2019	2018	2017	2019	2018	2017
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities	(619,342)	(573,884)	(332,513)	—	—	—	(619,342)	(573,884)	(332,513)
Group life	(45,964)	(48,213)	(41,110)	3,792	2,864	2,582	(42,172)	(45,349)	(38,528)
Individual life	(8,010)	(7,539)	(2,666)	3,145	1,410	518	(4,865)	(6,129)	(2,148)
Retirement, disability and survival	(32,496)	(215,217)	(33,120)	(747)	122,976	12,262	(33,243)	(92,241)	(20,858)
Others	(1,656)	(1,710)	(3,282)	65	85	3,386	(1,591)	(1,625)	104
General insurance	(20,879)	(16,829)	(18,483)	(213)	25	150	(21,092)	(16,804)	(18,333)

	(728,347)	(863,392)	(431,174)	6,042	127,360	18,898	(722,305)	(736,032)	(412,276)

Notes to the consolidated financial statements (continued)

24.	Salaries and employee benefits

This caption is comprised of the following:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Salaries	565,057	538,190	515,333
Workers’ profit sharing	90,658	81,837	70,267
Social security	53,840	50,244	47,116
Severance indemnities	41,807	39,862	37,655
Vacations, health insurance and others	47,412	45,781	44,211

Total	798,774	755,914	714,582

The average number of employees for the years 2019, 2018 and 2017 was 7,763, 7,742 and 7,817 respectively.

25.	Administrative expenses

(a)	This caption is comprised of the following:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Services received from third parties (b)	743,362	648,176	608,020
Taxes and contributions	37,928	34,993	30,943
Rental expenses (c) and Note 8(e)	5,072	92,085	91,601

Total	786,362	775,254	730,564

(b)	Services received from third parties correspond mainly to computer equipment maintenance services, credit cards associated expenses, securities transportation services, advertising, among others.

(c)

As of December 31, 2018 and 2017, correspond to disbursements made by the Group for lease installments, mainly of stores (agencies), which were classified as operating leases according to IAS 17 “Leases”, which was in force until December 31, 2018. As of December 31, 2019, correspond to disbursements made by the Group for leases of short term and low value assets; see Note 3.2.2.

Notes to the consolidated financial statements (continued)

26.	Earnings per share

The following table presents the calculation of the weighted average number of shares and the basic and diluted earnings per share, determined and calculated based on the earnings attributable to the Group, as described in Note 3.4(ac):

	Outstanding shares	Shares considered in computation	Effective days in the year	Weighted average number of shares
	(in thousands)	(in thousands)		(in thousands)
Year 2017
Balance as of January 1, 2017	106,931	106,931	365	106,931
Purchase of treasury stock	(500)	(500)	213	(292)
Sale of treasury stock	1,251	1,251	28	97

Balance as of December 31, 2017	107,682	107,682		106,736

Net earnings attributable to IFS S/(000), modified, Note 3.2.1				1,027,379

Basic and diluted earnings per share attributable to IFS’s shareholders (Soles), modified, Note 3.2.1				9.625

Year 2018
Balance as of January 1, 2018	107,682	107,682	365	107,682
Sale of treasury stock	3,010	3,010	334	2,754

Balance as of December 31, 2018	110,692	110,692		110,436

Net earnings attributable to IFS S/(000)				1,084,280

Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				9.818

Year 2019
Balance as of January 1, 2019	110,692	110,692	365	110,692
Initial Public Offering, Notes 1(b) and 16:
Issuance of new shares	2,337	2,337	161	1,031
Sale of treasury stock	2,418	2,418	161	1,066
Sale of treasury stock	2	2	103	1
Purchase of treasury stock	(3)	(3)	216	(1)

Balance as of December 31, 2019	115,446	115,446		112,789

Net earnings attributable to IFS S/(000)				1,441,258

Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				12.778

Notes to the consolidated financial statements (continued)

27.	Transactions with shareholders, related parties and affiliated entities

(a)	The table below presents the main transactions with shareholders, related parties and affiliated companies as of December 31, 2019 and 2018:

	2019	2018
	S/(000)	S/(000)
Assets
Instruments at fair value through profit or loss
Participations - Royalty Pharma, Note 5(h)	117,682	78,808
Negotiable certificates of deposit – Financiera Oh! S.A.	9,372	20,809
Shares - InRetail Perú Corp.	—	7,322
Others	270	3,095

	127,324	110,034

Investments at fair value through other comprehensive income
Shares - InRetail Perú Corp., Note 5(i)	285,962	228,122
Corporate bonds - InRetail Shopping Malls S.A.	49,728	59,131
Corporate bonds - Colegios Peruanos S.A.	30,977	58,913
Corporate bonds - Intercorp Perú Ltd.	—	15,766
Corporate bonds - Cineplex S.A.	—	7,317

	366,667	369,249

Loans, net (b)	1,114,211	1,157,158
Accounts receivable from UTP (h)	77,824	58,968
Accounts receivable from Homecenters Peruanos S.A. (g)	39,141	39,141
Accounts receivable related to derivative financial instruments	817	3,908
Other assets (f)	11,928	10,183
Liabilities
Deposits and obligations	944,561	571,032
Other liabilities	56	214
Accounts payable related to derivative financial instruments	344	—
Off-balance sheet accounts
Indirect loans (b)	134,658	139,702

Notes to the consolidated financial statements (continued)

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Income (expenses)
Interest and similar income	77,186	90,703	67,703
Interest and similar expenses	(17,471)	(17,747)	(9,397)
Valuation of financial derivative instruments	(52)	(201)	520
Rental income	22,118	13,461	3,318
(Loss) gain on sale of investment property	(7,164)	4,655	—
Administrative expenses	(38,717)	(40,279)	(42,743)
Others, net	15,294	17,114	37,383

Notes to the consolidated financial statements (continued)

(b)	As of December 31, 2019 and 2018, the detail of loans is the following:

	2019			2018
	Direct Loans	Indirect Loans	Total	Direct Loans	Indirect Loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Controlling	17	—	17	65,046	—	65,046
Affiliated	847,993	59,267	907,260	720,354	62,179	782,533
Associates	266,201	75,391	341,592	371,758	77,523	449,281

	1,114,211	134,658	1,248,869	1,157,158	139,702	1,296,860

(c)

As of December 31, 2019 and 2018, the directors, executives and employees of the Group have been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian law, which regulates and limits on certain transactions with employees, directors and officers of financial entities. As of December 31, 2019 and 2018, direct loans to employees, directors and officers amounted to S/231,546,000 and S/223,381,000, respectively; said loans are repaid monthly and bear interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with shares of any Subsidiary.

Notes to the consolidated financial statements (continued)

(d)	The Group’s key personnel basic remmuneration for the years ended December 31, 2019, 2018 and 2017, are presented below:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Salaries	22,180	22,295	18,880
Board of Directors’ compensations	2,438	1,925	1,940

Total	24,618	24,220	20,820

(e)

As of December 31, 2019 and 2018, the Group holds participations in different mutual funds managed by Interfondos that are classified as investment at fair value through profit or loss and amount to S/701,000 and S/9,934,000, respectively.

(f)

It corresponds mainly to prepaid expenses for spaces ceded to Interbank in the stores of Supermercados Peruanos S.A. for the operation of financial agencies until the year 2030, and for an amount of approximately S/6,628,000 and S/8,856,000 as of December 31, 2019 and 2018, respectively (see Note 10(a)). Interbank may renew the term of the agreement for an additional term of 15 years.

(g)	It corresponds to a loan with maturity in 2046 and bears interests at market rates.

(h)	As of December 31, 2019 and 2018, corresponds to a financial lease for the construction of educational facilities in San Juan de Lurigancho and Ate Vitarte districts.

(i)

In Management’s opinion, transactions with related companies have been performed under market conditions and within the limits permitted by the SBS. Taxes generated by these transactions and the taxable base used for computing them are those customarily used in the industry and they are determined according to the tax rules in force.

Notes to the consolidated financial statements (continued)

28.	Business segments

The Chief Operating Decision Maker (“CODM”) of IFS is the Chief Executive Officer (“CEO”). The Group presents three operating segments based on products and services, as follows:

Banking -

Mainly loans, credit facilities, deposits and current accounts.

Insurance -

It provides annuities and conventional life insurance products, as well as other retail insurance products.

Wealth management -

It provides brokerage and investment management services. Inteligo serves mainly Peruvian citizens.

The operating segments monitor the operating results of their business units separately for the purpose of making decisions on the distribution of resources and performance assessment. Segment performance is evaluated based on operating profit or loss and it is measured consistently with operating profit or loss in the consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

No revenue from transactions with a single external customer or counterparty exceeded 10 percent of the Group’s total revenues in the years 2019 and 2018.

Notes to the consolidated financial statements (continued)

The following table presents the Group’s financial information by business segments for the years ended December 31, 2019, 2018 and 2017:

	2019
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total income (*)
Third party	5,335,387	1,204,206	390,720	(138,525)	6,791,788
Inter-segment	(80,697)	—	(2,093)	82,790	—
Total income	5,254,690	1,204,206	388,627	(55,735)	6,791,788
Consolidated income statement data
Interest and similar income	4,073,998	612,549	167,974	(7,305)	4,847,216
Interest and similar expenses	(1,290,055)	(56,419)	(61,465)	42	(1,407,897)
Net interest and similar income	2,783,943	556,130	106,509	(7,263)	3,439,319
Impairment loss on loans, net of recoveries	(750,787)	—	(24)	—	(750,811)
(Loss) recovery due to impairment of financial investments	43	(6,170)	(663)	—	(6,790)
Net interest and similar income after impairment loss on loans	2,033,199	549,960	105,822	(7,263)	2,681,718
Fee income from financial services, net	827,064	(3,980)	164,312	(61,511)	925,885
Net gain on sale of financial investments	30,854	39,234	42,127	—	112,215
Net gain from derecognition of financial assets at amortized cost	8,474	—	—	—	8,474
Other income (**)	394,997	129,784	16,307	(69,698)	471,390
Total net premiums earned minus claims and benefits	—	(295,686)	—	(11)	(295,697)
Depreciation and amortization	(227,070)	(22,396)	(18,321)	5,772	(262,015)
Other expenses	(1,384,432)	(276,350)	(104,996)	49,479	(1,716,299)
Income before translation result and Income Tax	1,683,086	120,566	205,251	(83,232)	1,925,671
Translation result	(5,592)	9,826	1,423	12,113	17,770
Income Tax	(448,956)	—	(6,420)	(37,950)	(493,326)
Net profit for the year	1,228,538	130,392	200,254	(109,069)	1,450,115
Attributable to:
IFS’s shareholders	1,228,538	130,392	200,254	(117,926)	1,441,258
Non-controlling interest	—	—	—	8,857	8,857
	1,228,538	130,392	200,254	(109,069)	1,450,115

(*)	Corresponds to interest and similar income, other income and net premiums earned.
(**)

For the Banking Segment, the caption “Other income” for the year ended December 31, 2019, includes approximately S/52,580,000, before taxes, as gain on the sale of Interfondos to Inteligo Perú Holding S.A.C., which is eliminated in the accounting consolidation process, see Note 2(a). The net profit (after taxes) amounted to approximately S/32,422,000.

Notes to the consolidated financial statements (continued)

	2018
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total income (*)
Third party	4,628,369	1,002,607	351,518	(49,500)	5,932,994
Inter-segment	(57,276)	—	12,226	45,050	—

Total income	4,571,093	1,002,607	363,744	(4,450)	5,932,994

Consolidated income statement data
Interest and similar income	3,559,112	610,990	154,090	(2,910)	4,321,282
Interest and similar expenses	(1,067,710)	(54,343)	(44,096)	(4,437)	(1,170,586)

Net interest and similar income	2,491,402	556,647	109,994	(7,347)	3,150,696

Impairment loss on loans, net of recoveries	(660,858)	—	786	—	(660,072)
(Loss) recovery due to impairment of financial investments	(63)	11,349	1,791	—	13,077

Net interest and similar income after impairment loss on loans	1,830,481	567,996	112,571	(7,347)	2,503,701

Fee income from financial services, net	759,518	(4,593)	164,184	(44,683)	874,426
Net gain on sale of financial investments	16,364	(30,684)	28,560	—	14,240
Other income	293,375	98,328	4,684	(1,907)	394,480
Total net premiums earned minus claims and benefits	—	(407,466)	—	—	(407,466)
Depreciation and amortization	(138,543)	(16,982)	(9,147)	(26)	(164,698)
Other expenses	(1,364,155)	(256,670)	(97,377)	45,419	(1,672,783)

Income before translation result and Income Tax	1,397,040	(50,071)	203,475	(8,544)	1,541,900
Translation result	(10,208)	(11,405)	(227)	(13,151)	(34,991)
Income Tax	(375,911)	—	(5,725)	(33,879)	(415,515)

Net profit for the year	1,010,921	(61,476)	197,523	(55,574)	1,091,394

Attributable to:
IFS’s shareholders	1,010,921	(61,476)	197,523	(62,688)	1,084,280
Non-controlling interest	—	—	—	7,114	7,114

	1,010,921	(61,476)	197,523	(55,574)	1,091,394

(*)	Corresponds to interest and similar income, other income and net premiums earned

Notes to the consolidated financial statements (continued)

	2017
	Banking	Insurance (**)	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total income (*)
Third party	4,455,055	703,262	380,518	(103,260)	5,435,575
Inter-segment	(93,242)	(46)	(7,917)	101,205	—

Total income	4,361,813	703,216	372,601	(2,055)	5,435,575

Consolidated income statement data
Interest and similar income	3,346,238	334,753	151,785	(23,756)	3,809,020
Interest and similar expenses	(1,047,102)	(19,713)	(53,852)	778	(1,119,889)

Net interest and similar income	2,299,136	315,040	97,933	(22,978)	2,689,131

Impairment loss on loans, net of recoveries	(830,474)	—	2,539	—	(827,935)
(Loss) recovery due to impairment of financial investments	—	(5,496)	(15,263)	—	(20,759)

Net interest and similar income after impairment loss on loans	1,468,662	309,544	85,209	(22,978)	1,840,437

Fee income from financial services, net	740,519	(3,692)	152,028	(39,613)	849,242
Net gain on sale of financial investments	39,604	65,009	74,158	6,076	184,847
Gain on sale of IFS shares	25,220	—	9,764	(34,984)	—
Other income	303,474	47,843	(7,217)	(10,983)	333,117
Total net premiums earned minus claims and benefits	—	(152,927)	—	—	(152,927)
Depreciation and amortization	(127,431)	(9,656)	(8,068)	(7)	(145,162)
Other expenses	(1,271,804)	(217,164)	(103,640)	27,136	(1,565,472)

Income before translation result and Income Tax	1,178,244	38,957	202,234	(75,353)	1,344,082
Translation result	13,908	873	1,233	(116)	15,898
Income Tax	(298,641)	41	(4,296)	(23,630)	(326,526)

Net profit for the year	893,511	39,871	199,171	(99,099)	1,033,454

Attributable to:
IFS’s shareholders	893,511	39,960	199,171	(105,263)	1,027,379
Non-controlling interest	—	(89)	—	6,164	6,075

	893,511	39,871	199,171	(99,099)	1,033,454

(*)	Corresponds to interest and similar income, other income and net premiums earned.
(**)	For the year 2017, includes Interseguro and Seguros Sura.

Notes to the consolidated financial statements (continued)

	2019
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital expenditures (*)	195,177	69,643	6,769	—	271,589
Total assets	53,019,361	13,917,641	4,098,057	527,234	71,562,293
Total liabilities	46,676,473	12,943,718	3,244,210	(205,556)	62,658,845

	2018
	Banking	Insurance	Wealth management	Holding and Consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital expenditures (*)	176,082	70,333	9,718	41	256,174
Total assets	47,440,393	12,572,396	3,808,939	(77,319)	63,744,409
Total liabilities	41,986,416	11,795,308	2,996,179	(121,970)	56,655,933

(*)	It includes the purchase of property, furniture and equipment, intangible assets and investment properties.

(i)

The distribution of the Group’s total income based on the location of the customer and its assets, for the year ended December 31, 2019, is S/6,464,187,000 in Peru and S/327,601,000 in Panama (for the year ended December 31, 2018, it is S/5,624,597,000 in Peru and S/308,397,000 in Panama and for the year ended December 31, 2017, it is S/5,108,239,000 in Peru and S/342,461,000 in Panama). The distribution of the Group’s total assets based on the location of the customer and its assets, as of December 31, 2019 is S/67,623,222,000 in Peru and S/3,939,071,000 in Panama (for the year ended December 31, 2018, it is S/60,033,938,000 in Peru and S/3,710,471,000 in Panama).

Notes to the consolidated financial statements (continued)

29.	Financial instruments classification

The financial assets and liabilities of the consolidated statement of financial position as of December 31, 2019 and 2018, are presented below.

	As of December 31, 2019
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	11,128,875	11,128,875
Inter-bank funds	—	—	—	85,006	85,006
Financial investments	1,551,537	14,188,473	1,125,722	2,206,986	19,072,718
Loans, net	—	—	—	37,136,853	37,136,853
Due from customers on acceptances	—	—	—	139,685	139,685
Other accounts receivable and other assets, net	220,776	—	—	630,430	851,206

	1,772,313	14,188,473	1,125,722	51,327,835	68,414,343

Financial liabilities
Deposits and obligations	—	—	—	38,093,224	38,093,224
Inter-bank funds				169,138	169,138
Due to banks and correspondents	—	—	—	3,979,637	3,979,637
Bonds, notes and other obligations	—	—	—	6,890,290	6,890,290
Due from customers on acceptances	—	—	—	139,685	139,685
Insurance contract liabilities	—	—	—	11,338,810	11,338,810
Other accounts payable, provisions and other liabilities	222,305	—	—	1,634,243	1,856,548

	222,305	—	—	62,245,027	62,467,332

Notes to the consolidated financial statements (continued)

	As of December 31, 2018
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	8,380,411	8,380,411
Inter-bank funds	—	—	—	495,037	495,037
Financial investments	1,571,468	13,328,593	845,317	1,884,067	17,629,445
Loans, net	—	—	—	32,960,917	32,960,917
Due from customers on acceptances	—	—	—	132,961	132,961
Other accounts receivable and other assets, net	185,376	—	—	1,106,659	1,292,035

	1,756,844	13,328,593	845,317	44,960,052	60,890,806

Financial liabilities
Deposits and obligations	—	—	—	33,681,950	33,681,950
Due to banks and correspondents	—	—	—	4,293,361	4,293,361
Bonds, notes and other obligations	—	—	—	6,496,778	6,496,778
Due from customers on acceptances	—	—	—	132,961	132,961
Insurance contract liabilities	—	—	—	10,300,468	10,300,468
Other accounts payable, provisions and other liabilities	154,116	—	—	1,367,644	1,521,760

	154,116	—	—	56,273,162	56,427,278

Notes to the consolidated financial statements (continued)

30.	Financial risk management

It comprises the management of the main risks, that due to the nature of their operations, IFS and its Subsidiaries are exposed to; and correspond to: credit risk, market risk, liquidity risk, insurance risk and real estate risk.

•	Credit risk: possibility of loss due to inability or lack of willingness to pay of debtors, counterparts or third parties bound to comply with their contractual obligations.

•

Market risk: probability of loss in positions on and off the consolidated statement of financial position derived from variations in market conditions; it generally includes the following types of risk: exchange rate; fair value by interest rate, price, among others.

•	Liquidity risk: possibility of loss due to noncompliance with the requirements of financing and fund application that arise from mismatches of cash flows.

•	Insurance risk: possibility that the actual cost of claims and payments will differ from the estimates.

•	Real estate risk: possibility of significant loss in rental income due to the insolvency of the lessee or, a decrease in the market value of real estate investments.

In order to manage the described risks, every Subsidiary of the Group has a specialized structure and organization in their management, measurement systems, mitigation and coverage processes that considers the specific needs and regulatory requirements to develop its business. The Group and its Subsidiaries, mainly Interbank, Interseguro and Inteligo Bank, operate independently but in coordination with the general provisions issued by the Board of Directors and Management of IFS; however, the Board of Directors and Management of IFS are ultimately responsible for identifying and controlling risks. On the other hand, IFS Audit Committee main objectives are to verify the adequacy of the accounting processes and financial information of each Subsidiary, as well as to evaluate the activities carried out by internal and external auditors. The Company has an Audit Committee comprised of three independent directors, pursuant to Rule 10A-3 of the Securities Exchange Act of the United States; one of them is a financial expert according to the regulations of the New York Stock Exchange. The Audit Committee is appointed by the Board and its main purpose is to monitor and supervise the preparation processes of financial and accounting information, as well as the audits over the financial statements of IFS and its Subsidiaries.

Notes to the consolidated financial statements (continued)

Also, the Audit Committee is responsible of assisting the Board in the monitoring and supervising, thus helping to ensure:

•	The quality and comprehensiveness of IFS’s financial statements, including its disclosures.

•	The existence of adequate procedures to assess, objectively and periodically, the effectiveness of the internal control system over the financial report.

•	The compliance with the legal and regulatory framework.

•	The qualification and independence of external auditors.

•	The performance of external auditors.

The implementation by Management of an adequate internal control system, in particular the internal control system over the financial report. Management is responsible of the preparation, presentation and comprehensiveness of the Group’s consolidated financial statements, the appropriateness of the accounting principles and information policies it uses, the establishment and upkeeping of the internal control over the financial information, as well as the facilitation of communications among external auditors, IFS’s managers and the Board.

(a)	Structure and organization of risk management -

The Group’s risk management structure and organization for each of its Subsidiaries is as follows:

(i)	Interbank -

Board of Directors

Interbank’s Board of Directors is responsible for establishing an appropriate and integral risk management and promoting an internal environment that facilitates its development. The Board is continuously informed about the exposure degree of the various risks managed by Interbank.

The Board has created several specialized committees to which it has delegated specific tasks in order to strengthen risk management and internal control.

Audit Committee

The Audit Committee’s main purpose is to monitor that the accounting financial reporting processes are appropriate, as well as to evaluate the activities performed by the auditors, both internal and external. The Committee is comprised of three members of the Board and the Chief Executive Officer, the Internal Auditor, the Vice-President of Corporate and Legal Affairs and other executives may also participate therein, when required. The Committee meets at least six times a year in ordinary sessions and informs the Board about the most relevant issues discussed.

Notes to the consolidated financial statements (continued)

Comprehensive Risk Management Committee

The Comprehensive Risk Management Committee (“GIR”, by its Spanish acronym) is responsible for approving the policies and organization for comprehensive risk management, as well as the amendments to said policies. This Committee defines the level of tolerance and the exposure degree to risk that Interbank is willing to assume in its business and also decides on the necessary actions aimed at implementing the required corrective measures in case of deviations from the levels of tolerance to risk. The Committee is comprised of two Directors, the Chief Executive Officer and the Vice-Presidents. The Committee reports monthly to the Board of Directors the main issues it has discussed and the resolutions taken in the previous meeting.

Assets and Liabilities Committee

The main purpose of the Assets and Liabilities Committee (“ALCO”) is to manage the financial structure of the statement of financial position of Interbank, based on profitability and risk targets. The ALCO is also responsible for the proposal of new products or operations that contain components of market risk. Likewise, it is the communication channel with the units that generate market risk. The ALCO meets monthly and it is comprised of the Chief Executive Officer, the Vice-Presidents of Risks, Commercial, Finance, Operations, Distribution Channels, Capital Market and the Manager of Treasury / Position Desk.

Internal Audit Division -

Risk management processes of Interbank are monitored by the Internal Audit Division, which examines both the adequacy of the procedures and the compliance with them. The Internal Audit Division discusses the results of all assessments with Management and reports its findings and recommendations to the Audit Committee and Board of Directors.

(ii)	Interseguro -

Board of Directors

The Board of Directors is responsible for the overall approach to risk management and it is responsible for the approval of the policies and strategies currently used. The Board of Directors provides the principles for overall risk management, as well as the policies prepared for specific areas, such as foreign exchange risk, interest rate risk, credit risk and the use of derivative and non-derivative financial instruments.

Notes to the consolidated financial statements (continued)

Audit Committee

The main purpose of the Audit Committee is to monitor that the accounting and financial reporting process are appropriate, as well as to assess the activities performed by External and Internal Auditors. The Audit Committee is comprised of three Board members who do not fulfil any executive position within Interseguro, being at least one of them an Independent Director. The Committee is led by an Independent Director, who cannot lead any other Committee within Interseguro. The Committee sessions can be attended by the CEO, the Audit Manager, the External Auditors and other executives when required. The Committee meets at least six times a year in ordinary sessions and informs the Board on the most relevant issues it has addressed.

Risk Committee

The Risk Committee is a corporate body created by the Board. It is responsible of defining the business risk limits of Interseguro through the approval of risk policies and the corrective measures needed to maintain adequate levels of risk tolerance. The Risk Committee is comprised of four Board members, the Risk Manager and the CEO.

Investment Committee

The Investment Committee is responsible of approving the limits of each security or real estate that may be included in Interseguro’s investment portfolio. This Committee is comprised of a number of Board Members, the CEO and the Vice-President of Investments.

Internal Audit Division

Risk management processes throughout Interseguro are monitored by the Internal Audit Division, which reviews and assesses the design, scope and functioning of the internal control system, and verifies the compliance of the legal requirements, policies, standards and procedures. The Internal Audit Division discusses the results of all assessments with Management and reports its findings and recommendations to the Audit Committee and Board of Directors.

(iii)	Inteligo Bank -

Inteligo Bank’s Board of Directors is responsible for the establishment and monitoring of the risk administration policies. In order to manage and monitor the various risks Inteligo Bank is exposed to, the Board of Directors has created the Credit and Investment Committee, the Assets and Liabilities Committee, the Credit Risk Committee and the Audit Committee. These committees are engaged in managing these risks and in making periodic reviews.

Notes to the consolidated financial statements (continued)

(b)	Risk measurement and reporting systems -

The Group uses different models and rating tools. These tools measure and value the risk with a prospective vision, thus allowing the making of better risk decisions in the different stages or life cycle of client or product.

Said models and tools are permanently monitored and periodically validated in order to assure that the levels of prediction and performance are being maintained and to make the corrective actions or adjustments, when needed.

(c)	Risk mitigation and risk coverage -

In order to mitigate its exposure to the various financial risks and provide adequate coverage, the Group has established a series of measures, among which the following stand out:

•	Policies, procedures, methodologies, models and parameters aimed to allow for the identification, measurement, control and reporting of diverse financial risks;

•	Review and assessment of diverse financial risks, through specialized units of risk screening;

•	Timely monitoring and tracking of diverse financial risks and their maintenance within a defined tolerance level;

•	Compliance with regulatory limits and establishment of internal limits for exposure concentration; and

•	Procedures for guarantees management.

Likewise, as part of its comprehensive risk management, in certain circumstances the Group uses derivative financial instruments to mitigate its risk exposure, which arises from the variations in interest rates and foreign exchange rates.

(d)	Risk concentration -

Through its policies and procedures, the Group has established the guidelines and mechanisms needed to prevent excessive risk concentration. In case any concentration risk is identified, the Group works with specialized units that enable it to control and manage said risks.

30.1	Credit risk

(a)

The Group opts for a credit risk policy that ensures sustained and profitable growth in all its products and business segments it operates. In doing so, it applies assessment procedures for the adequate decision-making, and uses tools and methodologies that allow the identification, measurement, mitigation and control of the different risks in the most efficient manner. Likewise, the Group incorporates, develops and reviews regularly management models that allow an adequate measurement, quantification and monitoring of the loans granted by each business unit and also encouraging the continuous improvement of its policies, tools, methodologies and processes.

Notes to the consolidated financial statements (continued)

(b)

The Group is exposed to credit risk, which is the risk that a counterparty causes a financial loss by failing to comply with an obligation. Credit risk is the most important risk for the Group’s business; therefore, Management carefully manages its exposure to credit risk. Credit risk exposures arise mainly in lending activities that lead to loans and investment activities that contribute with securities and other financial instruments to the Group’s asset portfolio. There is also credit risk in the financial instruments out of the consolidated statement of financial position, such as contingent credits (indirect loans), which expose the Group to risks similar to those of direct loans, being mitigated with the same control processes and policies. Likewise, credit risk arising from derivative financial instruments is, at any time, limited to those with positive fair values, as recorded in the consolidated statement of financial position.

Until December 31, 2017, the Impairment allowances were established for losses that have been incurred as of the date of the consolidated statement of financial position under IAS 39; and from January 1, 2018, impairment allowances are established for expected credit losses at the date of the consolidated statement of financial position under IFRS 9. Significant changes in the economy or in the particular situation of an economic sector that represents a concentration in the Group’s portfolio could result in losses that are different from those provisioned for as of the date of the consolidated statement of financial position.

The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower or groups of borrowers, geographical and industry segments. Such risks are monitored on a revolving basis and subject to frequent reviews.

The Group’s exposure to credit risk is managed through the regular assessment of debtors and their potential capability to pay the principal and interest of their obligations, and through the change in exposure limits, when appropriate.

The exposure to credit risk is also mitigated, in part, through the obtaining of personal and corporate collateral. Nevertheless, there is a significant part of the financial instruments where said collateral cannot be obtained. Following is a description of the procedures and policies related to collateral management and valuation of guarantees:

Policies and procedures for management and valuation of guarantees -

Collateral required for financial assets other than the loan portfolio are determined according to the nature of the instrument. However, debt instruments, treasury papers and other financial assets are in general not guaranteed, except for securities guaranteed with similar assets and instruments.

Notes to the consolidated financial statements (continued)

The Group has policies and guidelines established for the management of collaterals received for loans granted. The assets that guarantee loan operations bear a certain value prior to the loan approval and the procedures for their updating are described in the internal rules. In order to manage guarantees, the Group operates specialized divisions for the establishment, management and release of guarantees.

Collateral that backs loan operations include different goods, property and financial instruments (including cash and securities). Their preferential status depends on the following conditions:

•	Easy convertibility into cash.

•	Proper legal documentation, duly registered with the corresponding public registry.

•	Without previous obligations that could reduce their value.

•	Their fair value must be updated.

Long-term loans and fundings granted to corporate entities are generally guaranteed. Consumer loans granted to small companies are not generally guaranteed.

Management monitors the fair value of collateral, and with the purpose of mitigating credit losses, requests additional collateral to the counterparty as soon as impairment evidence exists. The proceeds from the settlement of the collateral obtained are used to reduce or repay the outstanding claim.

In the case of derivative financial instruments, the Group maintains strict control limits on net open derivative positions (the difference between purchase and sale contracts), both in amount and term. The amount subject to credit risk is limited to the current fair value of instruments that are favorable to the Group (for example, an asset when its fair value is positive), which in relation to derivatives is only a small fraction of the contract, or notional amount used to express the volume of instruments outstanding. This credit risk exposure is managed as part of the overall lending limits with customers, together with potential exposures from market movements. Collateral or other securities are not usually obtained for credit risk exposures on these instruments.

Settlement risk arises in any situation where a payment in cash, securities or equity is made in the expectation of a corresponding receipt in cash. Daily settlement limits are established for each counterparty in order to cover the aggregate of all settlement risk arising from the Group’s market transactions on any single day.

Notes to the consolidated financial statements (continued)

(c)	Maximum exposure to credit risk -

As of December 31, 2019 and 2018, Management estimates that the maximum credit risk to which the Group is exposed is represented by the book value of the financial assets which show a potential credit risk and consist mostly of deposits in banks, inter-bank funds, investments, loans (direct and indirect), without considering the fair value of the collateral or guarantees, derivative financial instruments transactions, receivables from insurance transactions and other monetary assets. In this sense, as of December 31, 2019 and 2018:

•	80.4 percent and 79.8 percent, respectively, of cash and due from banks represent amounts deposited in the Group’s vaults or in the BCRP;

•	89.3 percent and 89.0 percent, respectively, of the loan portfolio is classified into the two lower credit risk categories defined by the Group under IFRS 9 (high and standard grade);

•	91.8 percent and 92.2 percent, respectively, of the loan portfolio is deemed non-past-due and non-impaired;

•

89.8 percent and 90.0 percent, respectively, of investments at fair value through other comprehensive income and investments at amortized cost have at least an investment grade (BBB- or higher) or are debt instruments issued by the BCRP or the Peruvian Government; and

•	92.3 percent and 98.2 percent, respectively, of accounts receivable from insurance premiums and leases of the investment properties is deemed non-past due and non-impaired.

•

In addition, as of December 31, 2019, the Group holds loans (direct and indirect) and investments in fixed income instruments issued by entities related to the infrastructure sector that, in recent months, have been exposed to local and international events, for an amount of approximately S/808,290,000 (S/186,095,000 in direct loans and S/622,195,000 in indirect loans) and S/928,742,000, respectively (S/861,544,000 (S/50,434,000 in direct loans and S/811,110,000 in indirect loans) and S/874,618,000, respectively, as of December 31, 2018). The performance of these instruments will depend on the future development of the aforementioned events, which are out of the Group control. However, it is important to mention that none of the instruments had a significant negative change in the credit category at the date of this report and have guarantees and hedging that significantly reduce the credit risk.

Notes to the consolidated financial statements (continued)

(d)	Impairment assessment for loan portfolios (Policy applicable from January 1, 2018) -

The main objective of the impairment requirements is to recognize expected credit losses during the average life of financial instruments when there has been a significant increase in credit risk after the initial recognition -as evaluated on a collective or individual basis - considering all reasonable and sustainable information, including that which refers to the future. If the financial instrument does not show a significant increase in credit risk after the initial recognition, the provision for credit losses shall be calculated as 12-month expected credit losses (Stage 1), as defined in the Note 3.4(h).

Under some circumstances, entities may not have reasonable and sustainable information available without disproportionate effort or cost to measure the expected credit losses during the lifetime of the asset on an individual instrument basis. In that case, expected credit losses during the asset’s lifetime shall be recognized on a collective basis considering information about the overall credit risk. The financial assets for which the Group calculates the expected loss under a collective assessment include:

•

All direct and indirect (contingent) credits related to stand-by letters, guarantees, bank guarantees and letters of credit. Except for short-term reasons, certain clients that belong to the infrastructure sector.

•	Debt instruments measured at amortized cost or at fair value through other comprehensive income.

Expected credit losses are estimated collectively for each loan portfolio with shared credit risk characteristics. Not only default indicators, but all information such as macroeconomic projections, type of instrument, credit risk ratings, types of guarantees, date of initial recognition, remaining time to maturity, among other indicators.

For the collective impairment assessment, the financial assets are grouped together based on the Group’s internal credit rating system, which considers credit risk characteristics, such as: type of asset, economic sector, geographical location, type of guarantee, among other relevant factors.

Expected losses are calculated under the identification and multiplication of the following risk parameters:

•	Probability of Default (PD): It is the likelihood of a default over a particular time horizon that a counterpart will be unable to meet its debt obligations and with it is cataloged as default.

•	Loss Given Default (LGD): Measures the loss in percentage terms on total exposure at default (see Exposure at default).

Exposure at Default (EAD): It represents the total value that the Group can lose upon default of a counterpart.-

Notes to the consolidated financial statements (continued)

(d.1)	Definition of default:

Credit-impaired financial assets are defined by IFRS 9 in a manner similar to credit-impaired financial assets according to IAS 39.

In accordance with IFRS 9, the Group determines that there is default on a financial asset when:

•	The borrower is unlikely to pay their credit obligations to the Group in full, without recourse by the Group to actions such as realizing guarantee (if applicable); or

•	The borrower is past due by more than 90 days on any material credit obligation to the Group.

In assessing whether a borrower presents default, the Group considers the following indicators:

•	Qualitative: contracts in judicial and prejudicial proceedings.

•	Quantitative: contracts in default for more than 90 days.

•	Data elaborated internally and obtained from external sources such as:

•	Significant changes in indicators of credit risk

•	Significant changes in external market indicators

•	Real or expected significant change in the external and/or internal credit rating

•	Existing or forecast adverse changes in the business, economic or financial conditions that are expected to cause a significant change in the borrower’s ability to meet their debt obligations

•	Real or expected significant change in the operating results of the borrower

•	Existing or future adverse changes in the regulatory, economic or technological environment of the borrower that results in a significant change in their ability to meet their debt obligations.

Likewise, losses recognized in the period are affected by several factors, such as:

•

Financial assets moving from Stage 1 to Stage 2 or Stage 3 because there has been a significant increase in credit risk since initial recognition or they have shown impairment when analyzed, respectively. As a result, lifetime expected losses are calculated.

•	Impact on the measurement of expected losses due to changes in PD, EAD and LGD resulting from the update of the inputs used.

•	Impact on the measurement of expected losses due to changes in the models and assumptions used.

•	Additional provisions for new financial instruments reported during the period.

•	Periodic reversion of the discount of expected losses due to the passage of time, as they are measured based on the present value.

•	Financial assets written off during the period.

•	Exchange difference arising from financial assets denominated in foreign currency.

(d.1.1)	Internal rating and PD:

The Group’s loan portfolio is segmented into homogeneous groups with shared similar credit risk characteristics as detailed below:

•	Personal Banking (credit cards, mortgages, payroll loans, consumer loans and vehicular loans)

Notes to the consolidated financial statements (continued)

•	Small Business Banking (segments S1, S2 and S3)

•	Commercial Banking (corporate, institutional, companies and real estate)

Interbank’s Credit Risk Department determines its internal credit rating models in the following manner as of December 31, 2019 and 2018:

Banking	Segment	High grade	Standard grade	Grade lower than standard
		PD less than or equal to:	PD Range	PD equal or higher
Personal Banking	Credit card	9.48%	9.49% - 20.77%	20.78%
	Mortgage	2.17%	2.18% - 7.38%	7.39%
	Payroll loans	3.61%	3.62% - 8.27%	8.28%
	Consumer	8.26%	8.27% - 19.63%	19.64%
	Vehicular	3.56%	3.57% - 10.90%	10.91%
	Segments S1 and S2	6.01%	6.02% - 16.11%	16.12%
Small Business Banking	Segments S3	3.26%	3.27% - 7.91%	7.92%
	Corporate	1.80%	1.81% - 4.56%	4.57%
Commercial Banking	Institutional	0.50%	0.50%	0.50%
	Companies	2.23%	2.24% - 5.34%	5.35%
	Real estate	4.46%	4.47% - 7.11%	7.12%
		9.48%	9.49% - 20.77%	20.78%

The main objective is to generate statistical models that allow forecasting the applicant’s level of credit risk. The development of these models incorporates both qualitative and quantitative information, as well as client specific information that may affect their performance.

Notes to the consolidated financial statements (continued)

These rating models are monitored on a regular basis because some factors may have a negative impact on the model’s discriminating power and stability due to changes in the population or its characteristics.

Each rating has an associated PD, which is adjusted to incorporate prospective information. This is replicated for each macroeconomic scenario, as appropriate.

To calculate the PD, two differentiated methodologies have been developed, which are described below:

•	Transition matrixes

Its objective is to determine the probability of default over a 12-month horizon based on the maturity of the operation, by analyzing the conditional probability of transition from one credit rating state to another. This method is suitable for loans with high exposure and wide data availability. The intention is to calculate the PD based on the maturity of the operation.

•	Default ratio

Its objective is to determine the probability of default over a 12-month horizon based on the level of risk with which the operation begins, based on a counting analysis and the percentage of cases that report a default mark. This method is suitable for loans with poor data availability by type of maturity.

Given the nature of the portfolios and the availability of historical information, the method to estimate the PD for each portfolio is presented below:

Banking / Segments	Transition matrix	Default ratio
Personal banking:
Credit cards	X
Mortgage
With cure		X
Without cure	X
Payroll loan	X
Consumer		X
Vehicular		X
Small business banking		X
Commercial banking
With cure and without rating		X
Without cure and with rating	X

Notes to the consolidated financial statements (continued)

Likewise, Interbank has implemented a system to monitor its commercial sector clients in a more personalized way, based on warnings, changes in rating, reputation problems, among others.

Additionally, as it happens for direct credits, the expected loss for indirect loans (contingent loans) is calculated at each reporting date, depending on the stage in which each operation is found; that is, if it is in Stage 1, the expected loss is calculated with a 12-month view. If it is in Stage 2 (if the operation shows a significant risk increase since the initial recognition) or Stage 3 (if the operation has a default), the expected loss is calculated for the remaining life of the asset.

The Group considers the changes in credit risk based on the probability that the obligor will fail to comply with the loan agreement.

As of December 31, 2019 and 2018, the Group holds stand-by letters and guarantees with entities related to the infrastructure sector that, in recent months, has been exposed to national and international events. To determine the expected losses of these entities, the Group, in a complementary manner, has performed an individual assessment to determine if the operation is in Stage 1, Stage 2 or Stage 3.

The criteria established to assign the risk to each one of the operations that are evaluated under an individual evaluation use the following combination of factors: quantitative, qualitative and financial.

At Inteligo Bank, both for Personal Banking and Commercial Banking, the internal model developed (scorecard) assigns 5 levels of credit risk: low risk, medium low risk, medium risk, medium high risk, and high risk. This methodology follows a three-phase approach to assess the scoring, increase or decrease of risks, taking into consideration the loan structure and the type of client. Therefore, there is one scorecard for Personal Banking and another for Commercial Banking.

To estimate the PD for the lifetime of a financial asset, a transformation of the PD to 12-months is made according to the year of remaining life. That is, the PD is determined for a lifetime by an exponentiation of the PD at 12 months.

(d.2)	LGD:

It is an estimated loss in case of default. It is the difference between contractual cash flows due and those expected to be received, including guarantees. Generally, it is expressed as an EAD percentage.

Notes to the consolidated financial statements (continued)

In the case of Interbank, the calculation of the LGD has been developed under three differentiated methods, which are described below:

•	Closed recoveries

Those in which a client entered and left default (due to debt settlement, application of penalty or refinancing) over a course of up to 65 months.

•	Open recoveries

Those in which a client entered and did not manage to exit default over a course of up to 65 months. This method identifies the adjustment factor that allows to simulate the effect of a closed recovery process. Thus, a recovery curve is built from the information of closed recovery processes and a recovery rate curve is estimated based on the number of months of each process.

This methodology is applied to the Mortgage and Commercial Banking loan portfolios.

In the case of Inteligo Bank, for those credits that are classified in Stage 1 or Stage 2 at the reporting date, the regulatory recoveries of the Central Bank of the Bahamas and the Superintendence of Banks of Panama are used, using stressed scenarios for each type of guarantee.

(d.3)	EAD:

Exposure at default represents the gross carrying amount of financial instruments subject to impairment, which involves both the client’s ability to increase exposure as default approaches and possible early repayments. To calculate the EAD of a loan in Stage 1, potential default events are evaluated over a 12- month horizon. For financial assets in Stage 2 and Stage 3, exposure at default is determined over the life of the instrument.

A calculation methodology has been developed for those portfolios that present a defined schedule, differentiating those transactions that consider prepayment and those that do not consider prepayment; and another methodology that is based on building the credit risk factor for those portfolios that allow the client the ability to use a line of credit (revolving products) and, therefore, the percentage of additional use of the credit line that the client could use in the event of a default must be calculated.

(d.4) Significant increase in credit risk:

The Group has established a framework that incorporates quantitative and qualitative information to determine whether the credit risk on a financial instrument has significantly increased since initial recognition, both for loans and investments. The framework is aligned with the Group’s internal credit risk management process.

Notes to the consolidated financial statements (continued)

In certain cases, using its expert credit judgment and, where possible, relevant historical experience, the Group may determine that an exposure has experienced a significant increase in credit risk when certain qualitative indicators that may not be captured by a timely quantitative analysis point to it.

At each reporting date, expected losses are calculated depending on the stage of each loan, as each one is evaluated with a different life period.

•	Stage 1 -

12-month expected losses are calculated. For this, the following risk parameters are multiplied: the 12-month forward-looking PD for year 1 of the remaining life, the client’s LGD, and the EAD for year 1 of the remaining life for operations with payment schedule or the balance as of the reporting date for operations without payment schedule.

•	Stage 2 -

Lifetime expected losses are calculated for the entire remaining life of the asset. For operations with payment schedule, they are calculated in each year of remaining life by multiplying the following risk parameters: 12-month forward-looking PD, the client’s LGD, and the EAD of the corresponding year of remaining life, and then the summation is done. For operations without payment schedule, they are calculated by multiplying the lifetime forward-looking PD, the client’s LGD, and the balance as of the reporting date.

•	Stage 3 -

Expected losses are calculated by multiplying the PD (equal to 100 percent) by the client’s LGD and the balance as of the reporting date.

The Group classifies the operations with a significant increase in the risk of each portfolio such as marked refinanced operations, operations with arrears longer than 30 days (for all portfolios except Mortgages that considers arrears longer than 60 days), or operations marked “Leave” or “Reduce” in the surveillance system for the Commercial Banking portfolio.

Likewise, the evaluation of the significant risk increase is made by comparing the PD to 12 months to the date of origin and the PD to 12 months to the date of the report adjusted by the forward-looking factor, according to the quantitative criteria of absolute variation and relative variation. The Group has established a range of absolute variation between 1 and 7 percent and a relative variation between 20 and 350 percent, depending on the type of portfolio.

Notes to the consolidated financial statements (continued)

The Group periodically evaluates the following warning signs and criteria to assess whether the placement presents a significant increase in credit risk (stage 2):

•	Infractions to the covenants.

•	Forced interventions by governments in the primary and secondary markets of obligors.

•	Involvement of the borrower in illicit, political and fraud business.

•	Impairment of collaterals (underlying assets).

•	Arrears or short and frequent failures to pay installments.

•	Significantly adverse macroeconomic, regulatory, social, technological and environmental changes.

•	Other assessments and/or warnings (financial statements, EBIT evaluation, financial indicators by industry, regulatory criteria, others).

On the other hand, the Group will monitor the effectiveness of the criteria used to identify significant increases in credit risk through periodic reviews to confirm that:

•	Criteria are able to identify significant increases in credit risk before an exposure is in default;

•	Criteria do not align with point in time (PiT) when an asset is more than 30 days past due;

•	The average time between the identification of a significant increase in credit risk and default is reasonable;

•	Exposures usually do not transfer directly from the measurement of 12-month expected losses to impaired loans; and

•	There is no unjustified volatility in the allocation of expected credit losses between the measurement of 12-month expected credit losses and lifetime expected credit losses.

Subsequently, the expected loss of each scenario (optimistic, base and pessimistic) is calculated as the sum of the expected loss of each Stage. Finally, the expected loss of the portfolio is calculated by assigning weights to each scenario based on their respective probability of occurrence.

Notes to the consolidated financial statements (continued)

An operation transition from Stage 2 to Stage 1 will depend on whether or not it meets the aforementioned classification assignment requirements. That is, if the operation fails to meet the requirements that were the reason for its classification in Stage 2, the operation will be reclassified to Stage 1, except in Mortgage, Corporate and Company portfolios. For these portfolios, there is a mandatory period of permanence due to the volatility that may be caused given the nature of these loans. Therefore, in addition to failing to comply with the requirements to be reclassified to Stage 2, the operation must not have a mark of default in the last twelve months, otherwise it would stay in Stage 2.

Prospective information

Expected credit losses consider information about the overall credit risk. Information about the overall credit risk must incorporate not only information on delinquency, but also all relevant credit information, including forward-looking macroeconomic information.

In order to comply with the regulatory requirement, it has been determined that the methodology includes the aforementioned effects within the expected loss.

The estimation of expected credit losses will always reflect the possibility of a credit loss, even if the most likely result is not credit loss. Therefore, estimates of expected credit losses are required to reflect a weighted, unbiased amount that is determined by evaluating a range of possible outcomes.

To capture these effects, the Group uses internally developed stress models that seek to stress the probability of default based on different macroeconomic variable projection scenarios.

The Group has defined three possible scenarios for each portfolio: optimistic, base and pessimistic, assigning the following weights to each of them:

•	Base – 40%

•	Optimistic – 30%

•	Pessimistic – 30%

Within the analysis carried out for the projection of probability of default, the projection period determined is 36 months (3 years). For projections after that period, the same information of that last year is considered, because it is deemed that projections beyond this period lose statistical significance, as evidenced by observing thresholds of confidence levels.

Notes to the consolidated financial statements (continued)

Macroeconomic variables used as of December 31, 2019

	Scenario	2020	2021	2022
Gross domestic product (annual % var.)	Optimistic	4.9%	4.2%	3.8%
	Base	2.9%	3.7%	3.6%
	Pessimistic	(2.2%)	2.4%	5.1%
Unemployment rate (annual % var.)	Optimistic	3.3%	(4.7%)	2.7%
	Base	10.4%	(1.5%)	(2.2%)
	Pessimistic	30.9%	28.3%	(17.5%)
Public consumption (annual % var.)	Optimistic	4.3%	3.7%	3.0%
	Base	2.7%	3.0%	2.7%
	Pessimistic	(1.9%)	1.4%	3.8%
Inflation (CPI annual % var.)	Optimistic	2.5%	2.1%	2.2%
	Base	2.3%	2.1%	2.2%
	Pessimistic	4.5%	0.7%	2.1%
Domestic demand (annual % var.)	Optimistic	3.9%	3.8%	4.0%
	Base	2.3%	3.4%	3.6%
	Pessimistic	(2.4%)	2.3%	5.3%
Exchange rate (annual % var.)	Optimistic	(3.5%)	0.7%	0.9%
	Base	(0.4%)	(0.0%)	0.0%
	Pessimistic	18.0%	(6.9%)	(5.9%)
Purchasing power (annual % var.)	Optimistic	1.1%	1.2%	1.8%
	Base	2.2%	0.8%	1.1%
	Pessimistic	1.7%	(0.7%)	(1.7%)
Real compensation (annual % var.)	Optimistic	1.2%	2.9%	3.7%
	Base	2.0%	1.9%	3.0%
	Pessimistic	0.2%	(1.6%)	2.3%

Notes to the consolidated financial statements (continued)

Macroeconomic variables used as of December 31, 2018

	Scenario	2019	2020	2021
Gross domestic product (annual % var.)	Optimistic	6.5%	3.1%	3.2%
	Base	4.6%	2.6%	3.1%
	Pessimistic	(1.0%)	1.8%	1.9%
Unemployment rate (annual % var.)	Optimistic	3.1%	(1.0%)	(0.6%)
	Base	4.7%	(1.6%)	(1.1%)
	Pessimistic	25.3%	34.1%	(12.0%)
Public consumption (annual % var.)	Optimistic	10.4%	10.2%	10.2%
	Base	3.8%	3.7%	3.6%
	Pessimistic	(2.7%)	(2.9%)	2.9%
Inflation (CPI annual % var.)	Optimistic	0.8%	1.7%	1.1%
	Base	1.9%	1.7%	2.0%
	Pessimistic	4.1%	2.8%	3.1%
Domestic demand (annual % var.)	Optimistic	6.8%	2.6%	5.1%
	Base	4.9%	2.5%	3.1%
	Pessimistic	(1.3%)	0.2%	0.9%
Exchange rate (annual % var.)	Optimistic	(2.8%)	(1.3%)	(0.4%)
	Base	(2.8%)	(1.3%)	(0.4%)
	Pessimistic	3.4%	(2.8%)	(3.2%)

The percentages presented correspond to the annual variations of the macroeconomic variables indicated above. Likewise, for the calculation of these variables, have been considered different external sources of recognized prestige.

The impact of these macroeconomic variables on the expected loss differs for each portfolio depending on the sensitivity of each of them.

As part of the review and calibration of the expected loss model, Management has estimated the expected loss of the loan portfolio as of December 31, 2019 and 2018, using forward-looking information of certain macroeconomic variables. Management has assessed the impact that these new economic variables would have on the expected loss of the loan portfolio estimated at the adoption date, determining that said impact is not significant in the Group’s consolidated financial statements.

Notes to the consolidated financial statements (continued)

The following tables outline the impact of multiple scenarios on the expected credit loss of direct and indirect loans (optimistic, base and pessimistic):

December 31, 2019%		Total
		S/(000)
Optimistic	30	420,908
Base	40	558,451
Pessimistic	30	455,114

Total		1,434,473

December 31, 2018%		Total
		S/(000)
Optimistic	30	424,634
Base	40	558,991
Pessimistic	30	443,230

Total		1,426,855

Notes to the consolidated financial statements (continued)

Guarantees:

The fair value of the loan guarantees as of December 31, 2019 and 2018, is presented below:

	Fair value of the credit guarantee under the base scenario
As of December 31, 2019	Maximum exposure to credit risk	Cash	Investments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Subject to impairment
Financial assets
Cash and due from banks	11,128,875	—	—	—	—	—	11,128,875	—
Commercial loans	17,479,006	710,379	1,755,286	10,931,555	2,607,031	16,004,251	1,474,755	146,250
Small and micro-business loans	750,126	—	—	—	—	—	750,126	68,247
Consumer loans	12,821,567	—	—	—	—	—	12,821,567	1,058,600
Mortgage loans	7,206,445	—	—	12,135,552	—	12,135,552	(4,929,107)	121,682

Direct loans	38,257,144	710,379	1,755,286	23,067,107	2,607,031	28,139,803	10,117,341	1,394,779
Debt instruments at amortized cost	2,206,986	—	—	—	—	—	2,206,986	—

Total financial assets at amortized cost	51,593,005	710,379	1,755,286	23,067,107	2,607,031	28,139,803	23,453,202	1,394,779
Debt instruments at fair value through other comprehensive income	14,188,473	—	—	—	—	—	14,188,473	34,743

Total debt instruments at fair value through other comprehensive income	14,188,473	—	—	—	—	—	14,188,473	34,743
Not subject to impairment
Derivative financial instruments - Trading	207,949	42,351	—	—	—	42,351	165,598	—
Derivative financial instruments - Hedges	12,827	—	—	—	—	—	12,827	—
Financial assets at fair value through profit or loss	1,551,537	—	—	—	—	—	1,551,537	—

Total financial instruments at fair value through profit or loss	1,772,313	42,351	—	—	—	42,351	1,729,962	—

	67,553,791	752,730	1,755,286	23,067,107	2,607,031	28,182,154	39,371,637	1,429,522

Financial guarantees	4,078,167	25,645	94,129	984,405	555,584	1,659,763	2,418,404	39,695
Letters of credit for customers	23,810	2,212	21,598	—	—	23,810	—	—

Indirect loans	4,101,977	27,857	115,727	984,405	555,584	1,683,573	2,418,404	39,695

	71,655,768	780,587	1,871,013	24,051,512	3,162,615	29,865,727	41,790,041	1,469,217

Notes to the consolidated financial statements (continued)

	Fair value of the credit guarantee under the base scenario
As of December 31, 2018	Maximum exposure to credit risk	Cash	Investments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Subject to impairment
Financial assets
Cash and due from banks	8,380,411	—	—	—	—	—	8,380,411	—
Commercial loans	16,032,068	892,911	792,218	10,139,704	2,609,190	14,434,023	1,598,045	194,213
Small and micro-business loans	724,383	—	—	—	—	—	724,383	69,030
Consumer loans	10,891,278	—	—	—	—	—	10,891,278	986,951
Mortgage loans	6,407,479	—	—	11,100,975	—	11,100,975	(4,693,496)	114,610

Direct loans	34,055,208	892,911	792,218	21,240,679	2,609,190	25,534,998	8,520,210	1,364,804
Debt instruments at amortized cost	1,884,067	—	—	—	—	—	1,884,067	—

Total financial assets at amortized cost	44,319,686	892,911	792,218	21,240,679	2,609,190	25,534,998	18,784,688	1,364,804
Debt instruments at fair value through other comprehensive income	13,328,593	—	—	—	—	—	13,328,593	28,050

Total debt instruments at fair value through other comprehensive income	13,328,593	—	—	—	—	—	13,328,593	28,050
Not subject to impairment
Derivative financial instruments - Trading	88,338	54,474	—	—	—	54,474	33,864	—
Derivative financial instruments - Hedges	97,038	—	—	—	—	—	97,038	—
Financial assets at fair value through profit or loss	1,571,468	—	—	—	—	—	1,571,468	—

Total financial instruments at fair value through profit or loss	1,756,844	54,474	—	—	—	54,474	1,702,370	—

	59,405,123	947,385	792,218	21,240,679	2,609,190	25,589,472	33,815,651	1,392,854

Financial guarantees	4,041,414	25,829	92,790	925,802	732,831	1,777,252	2,264,162	62,051
Letters of credit for customers	30,046	—	30,047	—	—	30,047	(1)	—

Indirect loans	4,071,460	25,829	122,837	925,802	732,831	1,807,299	2,264,161	62,051

	63,476,583	973,214	915,055	22,166,481	3,342,021	27,396,771	36,079,812	1,454,905

Notes to the consolidated financial statements (continued)

The following table shows the analysis of the fair values of the guarantees classified in Stage 3:

	Fair value of the credit guarantee under the base scenario
As of December 31, 2019	Maximum exposure to credit risk	Cash	Investments	Guarantees from third parties or governments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	199,173	—	2,847	—	375,668	3,314	381,829	(182,656)	67,158
Small and micro-business loans	47,349	—	—	—	—	—	—	47,349	40,566
Consumer loans	400,401							400,401	340,914
Mortgage loans	247,962	—	—	—	491,424	—	491,424	(243,462)	89,476

Financial assets measured at amortized cost	894,885	—	2,847	—	867,092	3,314	873,253	21,632	538,114

Indirect loans	30,407	—	—	—	—	—	—	30,407	18,607

	925,292	—	2,847	—	867,092	3,314	873,253	52,039	556,721

	Fair value of the credit guarantee under the base scenario
As of December 31, 2018	Maximum exposure to credit risk	Cash	Investments	Guarantees from third parties or governments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	206,481	1	166	—	343,062	3,061	346,290	(139,809)	98,111
Small and micro-business loans	44,552	—	—	—	—	—	—	44,552	38,458
Consumer loans	324,463							324,463	284,645
Mortgage loans	239,176	—	—	—	465,144	—	465,144	(225,968)	86,040

Financial assets measured at amortized cost	814,672	1	166	—	808,206	3,061	811,434	3,238	507,254

Indirect loans	43,070	—	—	—	—	—	—	43,070	22,469

	857,742	1	166	—	808,206	3,061	811,434	46,308	529,723

(*)	Includes the total fair value of the guarantees held by the Group as of December 31, 2019 and 2018, regardless the balance of the loan it guarantees.

Notes to the consolidated financial statements (continued)

(e)	Assessment of impairment for the loan portfolio (policy applicable until December 31, 2017)

The Group classified each client that is part of its credit portfolio in one of the following five risk categories, depending on the degree of risk of default in the payment of each debtor: (i) Normal – A, (ii) with potential problems – B, (iii) deficient – C, (iv) doubtful-D, and (v) loss-E, which had the following characteristics:

Normal (category A): Debtors of commercial loans that fall into this category have complied on a timely basis with their obligations and at the time of evaluation do not present any reason for doubt with respect to repayment of interest and principal on the agreed dates and there was no reason to believe that this situation will change before the next evaluation. To classify a loan into category A, a clear understanding of the use to be made of the funds and the origin of the cash flows to be used by the debtor to repay the loan is required. Consumer and small and micro-business loans are classified into category A if payments are made when due or up to 8 days past-due. Mortgage loans are classified as category A when payments are made when due or up to 30 days past-due.

With potential problems (category B): Debtors of commercial loans included in this category are those that at the time of the evaluation show certain deficiencies, which, if not corrected on a timely manner, imply risks with respect to the recovery of the loan. Certain common characteristics of loans in this category include: delays in loan payments which are promptly covered, a general lack of information required to analyze the credit, out-of-date financial information, temporary economic or financial imbalances on the part of the debtor which could affect its ability to repay the loan and market conditions that could affect the economic sector in which the debtor participates. Consumer and small and micro-business loans are classified as category B if payments are between 9 and 30 days past-due. Mortgage loans are classified as category B if payments are between 31 and 60 days past-due.

Substandard (category C): Debtors of commercial loans included in this category show serious financial weaknesses, often with operating results or available income insufficient to cover their financial obligations on agreed upon terms, with no reasonable short-term prospects for strengthening of their financial capacity. Debtors showing the same deficiencies that determine classification as category B, obtain a classification as category C if those deficiencies are such that if they are not corrected in the short term, they could impede the recovery of principal and interest on the loan on the originally agreed terms. In addition, commercial loans are classified in this category when payments are between 61 and 120 days past-due. Consumer and small and micro-business loans are classified as category C if payments are between 31 and 60 days past-due. Mortgage loans are classified as category C when payments are between 61 and 120 days past-due.

Notes to the consolidated financial statements (continued)

Doubtful (category D): Debtors of commercial loans included in this category present characteristics that make doubtful the recovery of the loan. Although the loan recovery was doubtful, if there is a reasonable possibility that in the near future the creditworthiness of the debtor might improve, it is advisable to include it in this category. These credits are distinguished from category E credits by the requirement that the debtor remain in operation, generate cash flows and make payments on the loan, although at a rate lower than the one specified in its contractual obligations. In addition, commercial loans are classified in this category when payments are between 121 and 365 days past-due. Consumer and small and micro-business loans are classified as category D if payments were between 61 and 120 days past-due. Residential mortgage loans were classified as category D when payments are between 121 and 365 days past-due.

Loss (category E): Commercial loans which are considered unrecoverable or which for any other reason could not included in the Group’s assets based on the originally contracted terms fall into this category. In addition, commercial loans are classified in this category when payments are more than 365 days past-due. Consumer and small and micro-business loans are classified as category E if payments are more than 120 days past-due. Residential mortgage loans are classified as category E when payments was more than 365 days past-due.

The Group evaluated and reviewed the classification of the debtors of its credit portfolio permanently in order to maintain an adequate risk identification, assigning the corresponding risk category.

All loans deemed impaired (those classified as deficient, doubtful or loss) were analyzed by Management, which assesses the deterioration of its portfolio at two levels: individual provision and collective provision, as follows:

•	Individually assessed allowance -

The Group determined the appropriate allowance for each significant loan individually. The criteria considered to determine the measure of an allowance comprise the sustainability of the debtor’s business plan, its ability to improve its performance once a financial difficulty has arisen, projected cash flows and the expected payout should bankruptcy happens, the availability of other financial support, including the realizable value of collateral and the timing of the expected cash flows.

The methodology and assumptions used for the future cash flows were reviewed regularly by the Group in order to reduce any difference between the loss estimates and the actual loss experience.

Notes to the consolidated financial statements (continued)

•	Collectively assessed allowance -

The allowances required were assessed collectively in the case of loans and obligations that were not individually significant (including consumer, small and micro-business loans and residential mortgage loans) and for individually significant loans, where there was not yet objective evidence of individual impairment (included in categories A and B).

The collective allowance takes into account the impairment that is likely to be present in the portfolio even though there is not yet objective evidence of individual impairment. Impairment losses are estimated by taking into consideration the following information: historical losses on the portfolio, current economic conditions, the approximate delay between the time a loss was likely to have been incurred and the time it was identified as requiring an individually assessed impairment allowance and expected receipts and recoveries once impaired. Management is responsible for deciding on the length of this period which could be extended for as long as one year. The impairment allowance is reviewed by Management to ensure consistency with the Group’s overall policy.

The methodology includes three estimation scenarios: base, upper threshold and lower threshold. These scenarios were generated by modifying some assumptions, such as collateral recovery values and adverse effects due to changes in the political and economic environments. The process to select the best estimate within said range is based on Management’s best judgment, complemented by historical loss experience and the Group’s strategy (e.g. penetration in new segments).

Impairment loss was assessed at each reporting date as to whether there was any objective evidence that an asset or group of financial assets were impaired.

Financial guarantees and letters of credit (indirect loans) were assessed and a provision was estimated for them following a procedure similar to that of loans.

When a loan was uncollectible, it was written off against the provision for related impaired loans. Such loans were written off after all the necessary legal procedures had been completed. Subsequent recoveries of amounts previously written off decrease the amount of the allowance for loan impairment in the consolidated statement of income.

In accordance with the provisions of IFRS 7, the total balance of the loan was deemed past due when the debtor stopped making a payment at its contractual maturity. In this sense, as of December 31, 2017, the total past due loan amounted to S/2,301,186,000, out of which S/1,437,722,000 were deemed impaired and loans amounting to approximately S/807,969,000 were not impaired and had maturity of less than 30 days.

Notes to the consolidated financial statements (continued)

As of December 31, 2017, refinanced loans in effect amounted to approximately S/273,448,000. The refinanced loans matured at such date amounted to S/41,724,000, of which S/4,022,000 were classified as past due but not impaired and S/37,702,000 as impaired.

In accordance with the requirements of the SBS regulations, the Group modified the contractual terms of the loans granted in areas affected by the weather phenomenon called “El Niño Costero” during the first quarter of 2017, without this modification resulting in “refinanced loans”. The balance of the rescheduled loans amounted to approximately S/388,000,000, which are not considered as refinanced loans. As of December 31, 2019 and 2018, the balance of the credits reprogrammed and not considered as “refinanced loans” amounts to approximately S/69,100,000 and S/109,300,000, respectively.

(f)	Credit risk management for investments

(f.1)	Scoring or internal rating and PD:

For this type of financial instruments, the Group analyzes the public information available from international risk rating agencies such as: Fitch, Moody’s and Standard & Poor’s, and assigns a rating to each instrument.

For each rating agency, the ratings associated with higher to lower credit quality are shown:

Fitch	Moody’s	Standard & Poor’s
AAA	Aaa	AAA
AA+	Aa1	AA+
AA	Aa2	AA
AA-	Aa3	AA-
A+	A1	A+
A	A2	A
A-	A3	A-
BBB+	Baa1	BBB+
BBB	Baa2	BBB
BBB-	Baa3	BBB-
BB+	Ba1	BB+
BB	Ba2	BB
BB-	Ba3	BB-
B+	B1	B+
B	B2	B
B-	B3	B-
CCC	Caa1	CCC+

Notes to the consolidated financial statements (continued)

As of December 31, 2019 and 2018, the Group determines its level of risk according to the following classification:

	High grade Rating: from AAA to A PD less than or equal to:	Standard grade Rating: from BBB to B PD Range	Grade lower than standard Rating: from CCC to C PD equal or higher
Global	0.05% - 0.12%	0.14% - 2.02%	21.68%
Latin America	0.00%	0.14% - 2.87%	25.75%
Sovereigns	0.00%	0.28% - 1.19%	28.13%

Finally, each instrument is assigned a PD according to the transition matrices published by Fitch.

(f.2)	LGD:

For those issuers that are classified in Stage 1 or Stage 2 at the reporting date, the Group uses the recovery matrix published by Moody’s.

For those investments in Stage 3, an evaluation must be made to determine the severity of the expected loss according to the progress of the recovery process initiated.

(f.3)	EAD:

EAD represents the gross book value of the financial instruments subject to impairment. To calculate the EAD of an investment in Stage 1, possible non-compliance events are evaluated within 12 months. For financial assets in Stage 2 and Stage 3, exposure at default is determined for events throughout the life of the instrument.

(f.4)	Significant increase in credit risk:

The Group has assumed that the credit risk of a financial instrument has not increased significantly since the initial recognition if it is determined that the investment has a low credit risk at the reporting date, which occurs when the issuer has a strong ability to meet its contractual cash flow obligations in the near term and adverse changes in economic and business conditions in the long term may reduce, but not necessarily, the ability of the issuer to meet its cash flow obligations contractual cash.

Notes to the consolidated financial statements (continued)

In accordance with the assignment of ratings to each debt instrument, the Group determines whether there is a significant increase in credit risk by comparing the rating at the date of acquisition with the rating at the reporting date, and designates the Stage in which each debt instrument is classified according to the quantitative and qualitative criteria, defined as follows:

(i)	Quantitative criteria -

The Group holds an investment that does not present a significant increase in risk if there is a movement of its credit risk rating within the investment grade. In case there is a movement of its credit risk rating outside the investment grade, it is deemed that the instrument presents a significant increase in risk.

(ii)	Qualitative criteria -

The Group periodically evaluates the following warning signs and criteria to assess whether the financial instrument presents a significant risk increase (stage 2) at the reporting date:

•	Significant decrease (30 percent of its original value) and prolonged (12 months) of the market value of the investment.

•	Infringements of covenants without a waiver from the bondholders committee.

•	Forced interventions by governments in the primary and secondary markets of the issuers.

•	Linkage of the issuer in illicit, political and fraud activities.

•	Impairment of collateral (underlying assets) in the case of securitized instruments (project finance).

•	Delays or short and frequent breaches in the payment of coupons.

•	Macroeconomic, regulatory, social, technological and environmental changes are significantly adverse.

•	Other evaluations and/or alerts made by each Subsidiary (financial statements, evaluation of EBIT, Financial indicators by industry, regulatory criteria, others).

Until December 31, 2017, the Group controlled the credit risk of its available-for-sale investments and held-to-maturity investments based on the risk assessment of the issuers. In the case of foreign investments, the assessment considered the risk classifications issued by international risk rating agencies, as well as the country risk of the issuer, which was evaluated considering its main macroeconomic variables.

Notes to the consolidated financial statements (continued)

The table below presents the credit risk ratings issued by risk rating agencies of recognized prestige local and international financial investments:

	As of December 31, 2019		As of December 31, 2018
	S/(000)%		S/(000)%
Instruments issued and rated in Peru:
AAA	1,178,730	6.2	874,261	5.0
AA- / AA+	2,389,059	12.5	2,308,698	13.1
A- / A+	362,985	1.9	321,128	1.8
BBB- / BBB+	1,611	0.0	—	—
BB- / BB+	3,141	0.0	4,884	0.0

	3,935,526	20.6	3,508,971	19.9

Instruments issued in Peru and rated abroad:
A- / A+	5,705,209	29.9	4,619,911	26.2
BBB- / BBB+	1,826,297	9.6	2,193,074	12.4
BB- / BB+	113,819	0.6	139,849	0.8
B- / B+	814	0.0	—	—

	7,646,139	40.1	6,952,834	39.4

Instruments issued and rated abroad:
AAA	—	—	86,364	0.5
AA- / AA+	32,756	0.2	129,972	0.7
A- / A+	243,636	1.3	334,708	1.9
BBB- / BBB+	2,567,739	13.5	2,246,423	12.7
BB- / BB+	109,610	0.6	97,925	0.6
B- / B+	97,283	0.5	3,436	0.0
Less than B-	33,299	0.2	65	0.0

	3,084,323	16.2	2,898,893	16.4

Unrated
Certificates of deposits issued by the BCRP	1,483,493	7.8	1,380,479	7.8
Mutual funds and investment funds participations (*)	1,083,079	5.7	1,144,771	6.5
Securitized bonds	1,089	0.0	4,456	0.0
Other	85,668	0.4	309,905	1.8
Listed shares
Peruvian and foreign entities	631,694	3.3	458,663	2.6
BioPharma Credit PLC	468,392	2.5	405,641	2.3
InRetail Perú Corp.	285,962	1.5	235,443	1.3
Non-listed shares and participations
Royalty Pharma	117,682	0.6	78,808	0.4
LendUP	23,375	0.1	23,720	0.1
Other	1,641	0.0	1,671	0.0

Total	18,848,063	98.8	17,404,255	98.7

Accrued interest	224,655	1.2	225,190	1.3

Total	19,072,718	100.0	17,629,445	100.0

(*)	It includes mutual and investment funds which do not have risk rating.

Notes to the consolidated financial statements (continued)

(g)	Concentration of financial instruments exposed to credit risk

Financial instruments exposed to credit risk were distributed according to the following economic sectors:

	As of December 31, 2019
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
Banco Central de Reserva del Perú	—	1,483,496	—	7,073,229		8,556,725
Consumer loans	—	—	—	13,630,007		13,630,007
Financial services	1,420,610	1,980,317	508,199	5,519,231	(*)	9,428,357
Mortgage loans	39,621	—	—	7,215,361		7,254,982
Manufacturing	63,409	1,078,678	119,532	4,144,357		5,405,976
Commerce	757	90,722	285,962	3,079,661		3,457,102
Construction and infrastructure	7,126	2,902,159	24,421	688,855		3,622,561
Government of Peru	—	3,544,194	—	2,160,775		5,704,969
Electricity, gas, water and oil	28,273	1,299,404	178,654	694,237		2,200,568
Agriculture	3,995	31,414	1,915	1,238,447		1,275,771
Leaseholds and real estate activities	19,213	87,656	4,458	953,958		1,065,285
Communications, storage and transportation	32,663	247,978	—	973,045		1,253,686
Mining	260	328,071	—	579,122		907,453
Community services	1,544	—	—	262,382		263,926
Insurance	473	—	—	170,145		170,618
Fishing	2,900	—	2,581	375,598		381,079
Commercial and micro-business loans	—	—	—	268,847		268,847
Foreign organizations and governments activities	—	—	—	46,286		46,286
Foreign governments	—	114,981	—	—		114,981
Education, health and other services	4,952	127,006	—	265,425		397,383
Medicine and biotechnology	125,623	76,242	—	—		201,865
Public administration and defense	613	147,796	—	193,000		341,409
Professional, scientific and technical activities	11,431	469,915	—	2,642,773		3,124,119
Others	8,850	—	—	227,174		236,024

Total	1,772,313	14,010,029	1,125,722	52,401,915		69,309,979

Impairment allowance for loans						(1,394,779)
Accrued interest						499,143

Total						68,414,343

(*)	It includes mainly the available funds deposited in the vaults of Interbank and in foreign banks; see Note 4.

Notes to the consolidated financial statements (continued)

	As of December 31, 2018
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
Banco Central de Reserva del Perú	—	1,380,479	—	4,834,307		6,214,786
Consumer loans	—	—	—	11,747,061		11,747,061
Financial services	1,294,850	1,914,500	434,870	5,212,356	(*)	8,856,576
Mortgage loans	47,842	—	—	6,416,037		6,463,879
Manufacturing	85,105	681,104	97,516	3,622,652		4,486,377
Commerce	36,352	121,758	228,122	2,875,503		3,261,735
Construction and infrastructure	6,666	2,824,885	—	668,035		3,499,586
Government of Peru	21,397	3,002,388	—	1,843,944		4,867,729
Electricity, gas, water and oil	19,102	1,091,042	75,111	894,156		2,079,411
Agriculture	8,307	27,678	3,059	1,001,789		1,040,833
Leaseholds and real estate activities	22,618	79,596	4,336	1,144,567		1,251,117
Communications, storage and transportation	11,801	221,661	—	946,585		1,180,047
Mining	5,793	376,511	—	601,893		984,197
Community services	16,440	—	—	399,341		415,781
Insurance	1,089	—	—	239,092		240,181
Fishing	4,588	—	2,303	253,663		260,554
Commercial and small and micro-business loans	—	—	—	171,707		171,707
Activities of foreign organizations and bodies	—	—	—	39,879		39,879
Foreign governments	—	484,516	—	—		484,516
Education, health and other services	10,877	154,037	—	241,235		406,149
Medicine and biotechnology	92,746	156,326	—	—		249,072
Public administration and defense	68,800	133,516	—	227,438		429,754
Professional, scientific and technical activities	—	486,304	—	2,315,904		2,802,208
Others	2,471	7,225	—	317,076		326,772

Total	1,756,844	13,143,526	845,317	46,014,220		61,759,907

Impairment allowance for loans						(1,364,804)
Accrued interest						495,703

Total						60,890,806

(*)	It includes mainly the available funds deposited in the vaults of Interbank and in foreign banks; see Note 4.

Notes to the consolidated financial statements (continued)

The financial instruments exposed to credit risk were distributed according to their geographic area:

	As of December 31, 2019
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
Peru	132,328	10,851,926	628,016	49,418,589		61,030,859
United States of America	682,443	353,120	159,579	1,004,076		2,199,218
United Mexican States	1,330	916,597	—	185		918,112
Cayman Islands	156,082	26,589	—	105,319		287,990
Canada	8,871	—	—	415,633		424,504
Luxembourg	319,938	17,647	—	34,346		371,931
Colombia	730	497,396	—	36,491		534,617
Chile	1	283,784	—	55,108		338,893
Panama	—	237,858	147	487,655	(*)	725,660
Brazil	106	653,409	—	187,119		840,634
United Kingdom	198,423	37,007	336,338	7,622		579,390
Germany	3,002	—	—	99,808		102,810
Ireland	117,682	—	—	878		118,560
Ecuador	606	—	—	91,449		92,055
Belgium	—	—	136	120,112		120,248
Others	150,771	134,696	1,506	337,525		624,498
Total	1,772,313	14,010,029	1,125,722	52,401,915		69,309,979
Impairment allowance for loans						(1,394,779)
Accrued interest						499,143
Total						68,414,343

(*)	It corresponds mainly to the loan portfolio maintained by Inteligo Bank (domiciled in Panama) with Peruvian citizens.

Notes to the consolidated financial statements (continued)

	As of December 31, 2018
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
Peru	175,400	10,308,648	410,282	43,514,628		54,408,958
United States of America	647,378	543,091	171,759	1,121,268		2,483,496
United Mexican States	10,341	909,462	—	1,349		921,152
Cayman Islands	258,394	3,333	—	84,325		346,052
Canada	9,994	—	—	183,712		193,706
Luxembourg	282,816	3,110	—	29,687		315,613
Colombia	932	500,018	—	24,685		525,635
Chile	69,336	528,708	—	49,636		647,680
Panama	—	1,421	—	310,393	(*)	311,814
Brazil	103	107,940	—	40,636		148,679
United Kingdom	184,937	37,008	261,484	21,955		505,384
Germany	382	—	—	95,141		95,523
Ireland	79,636	—	—	—		79,636
Ecuador	2,028	—	—	95,000		97,028
Belgium	—	—	138	67,343		67,481
Others	35,167	200,787	1,654	374,462		612,070

Total	1,756,844	13,143,526	845,317	46,014,220		61,759,907

Impairment allowance for loans						(1,364,804)
Accrued interest						495,703

Total						60,890,806

(*)	It corresponds mainly to the loan portfolio maintained by Inteligo Bank (domiciled in Panama) with Peruvian citizens.

Notes to the consolidated financial statements (continued)

(h)	Offsetting of financial assets and liabilities

The information contained in the tables below includes financial assets and liabilities that:

•	Are offset in the statement of financial position of the Group; or

•

Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the consolidated statement of financial position or not.

Similar arrangements of the Group include derivatives clearing agreements. Financial instruments such as loans and deposits are not disclosed in the following tables since they are not offset in the consolidated statement of financial position.

The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position, because of such agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle such instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and delivers guarantees in the form of cash with respect to transactions with derivatives; see Note 4.

Notes to the consolidated financial statements (continued)

(h.1) Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2019 and 2018, is presented below:

	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities and offset in the consolidated statement of financial position	Net amounts of financial assets presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments (including non-cash collateral)	Cash collateral received
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2019
Derivatives, Note 10(b)	220,776	—	220,776	(134,103)	(42,351)	44,322

Total	220,776	—	220,776	(134,103)	(42,351)	44,322

2018
Derivatives, Note 10(b)	185,376	—	185,376	(41)	—	185,335

Total	185,376	—	185,376	(41)	—	185,335

(h.2)	Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2019 and 2018, is presented below:

	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets and offset in the consolidated statement of financial position	Net amounts of financial liabilities presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments (including non-cash collateral)	Cash collateral pledged (Note 4(d))
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2019
Derivatives, Note 10(b)	222,305	—	222,305	(134,103)	(57,816)	30,386

Total	222,305	—	222,305	(134,103)	(57,816)	30,386

2018
Derivatives, Note 10(b)	154,116	—	154,116	(41)	(92,456)	61,619

Total	154,116	—	154,116	(41)	(92,456)	61,619

Notes to the consolidated financial statements (continued)

30.2	Market risk management

Market risk is the possibility of loss due to variations in the financial market conditions. The main variations to which the Group is exposed to are exchange rates, interest rates and prices. Said variations can affect the value of the Group’s financial assets and liabilities.

The Group separates its exposure to market risk into two blocks: (i) the one that arises from the fluctuation of the value of the trading investment portfolios, due to movements of market rates or prices (“Trading Book”) and; (ii) the one that arises from the changes in the structural positions (“Banking Book”) due to movements in interest rates, prices and exchange rates.

(a)	Trading Book -

In order to control and monitor the risks arising from the volatility of risk factors involved within each instrument, maximum exposure limits by currency, by type of investment and Value-at-Risk (“VaR”), which are controlled on a daily basis, have been established.

The main measurement technique used to measure and control market risk is VaR, which is a statistical measurement that quantifies the maximum loss expected for a period of time and a determined significance level under normal market conditions. The Group uses the VaR model for a period of one day, and a 99-percent confidence level. VaR is calculated by risk factor: interest rate, price or exchange rate and by type of investment: derivatives, fixed income and variable income.

VaR models are designed to measure the market risk within a normal market environment. Since VaR is based mainly on historical data to provide information and does not clearly predict future changes and modifications in risk factors, the probability of big market movements may be underestimated. VaR can also be under or overestimated due to the hypotheses made on the risk factors and the relation among these factors with the specific instruments. In order to determine the reliability of VaR models, the actual results are regularly monitored to prove the validity of the assumptions and parameters used in the calculation of VaR.

Notes to the consolidated financial statements (continued)

The Group includes within the VaR calculation the potential loss that may arise from the exposure to exchange rate risk. This risk is included in the VaR calculation because the exchange position is the result of the spot position plus the position in derivative products. Likewise, the total VaR includes the diversification effect that arises as a result of the interaction of the various market risk factors to which the Group is exposed.

The validity of the VaR calculation is proven through back-testing, which uses historical data to ensure that the model adequately estimates the potential losses. Additionally, the sensitivity of risk factors is calculated, which shows the potential portfolio losses in the event of certain fluctuations in factors. Said fluctuations include: interest rate shocks, exchange rate shocks and price shocks.

The VaR results of the Group’s portfolio by type of asset are presented below:

	2019	2018
	S/(000)	S/(000)
Equity investments	13,225	(41,075)
Debt investments	1,405	4,955
Derivatives and/or exchange position	3,942	30,291
Diversification effect	(4,434)	(25,853)

Consolidated VaR by type of asset (*)	14,138	(31,682)

The Group’s VaR results by type of risk are the following:

	2019	2018
	S/(000)	S/(000)
Exchange rate risk	10,655	682
Interest rate risk	1,126	13,138
Price risk	3,865	(40,857)
Diversification effect	(1,508)	(4,645)

Consolidated VaR by type of risk (*)	14,138	(31,682)

(*)	The total VaR is lower than the sum of its components due to the benefits of risk diversification.

Notes to the consolidated financial statements (continued)

(b)	Banking Book -

The portfolios which are not for trading are exposed to different financial risks, since they are sensitive to movements of the market rates, which can result in a negative effect on the value of the assets compared to its liabilities and; therefore, on its net value.

(i)	Interest rate risk

Interest rates fluctuate permanently on the market. These fluctuations affect the Group in two ways: first, through the change in the valuation of assets and liabilities; and secondly, affecting the cash flows at repricing. The variation in the valuation of assets and liabilities is increasingly sensitive as the term at which the asset or liability is repriced is extended. This process consists in the assessment of repricing periods. On the other hand, cash flows are affected when the instruments reach maturity, when they are invested or placed at new interest rates effective in the market.

Repricing gap

An analysis of the repricing gaps is performed in order to determine the impact of the interest rates movements. Said analysis consists of assigning the balances of the operations that will change the interest rate into different time gaps. Based on this analysis, the impact of the variation in the valuation of assets and liabilities on each gap is calculated.

Notes to the consolidated financial statements (continued)

(h.1.1)

The following table summarizes the Group’s exposure to interest rate risk. The Group’s financial instruments are presented at book value (including interest accrued), classified by the repricing period of the contract’s interest rate or maturity date, whichever occurs first:

	As of December 31, 2019
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	More than 5 years	Non-interest bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	7,078,876	428,176	905,866	11,199	—	2,704,758	11,128,875
Inter-bank funds	85,006	—	—	—	—	—	85,006
Investments at fair value through other comprehensive income (debt and equity)	232,135	528,116	1,141,759	2,010,649	10,275,814	1,125,722	15,314,195
Investments at amortized cost	—	46,211	—	1,158,805	1,001,970	—	2,206,986
Loans, net	5,293,216	4,562,929	8,171,518	14,764,175	4,815,523	(470,508)	37,136,853
Other assets	71,552	256,718	40,269	137,957	332	3,424,064	3,930,892

Total assets	12,760,785	5,822,150	10,259,412	18,082,785	16,093,639	6,784,036	69,802,807

Financial liabilities
Deposits and obligations	23,942,608	2,127,669	5,244,345	999,768	134,596	5,644,238	38,093,224
Due to banks and correspondents	328,668	593,866	1,746,238	437,037	873,828	—	3,979,637
Inter-bank funds	169,138	—	—	—	—	—	169,138
Bonds, notes and other obligations	332,180	171,939	686,713	2,955,175	2,744,283	—	6,890,290
Insurance contract liabilities	80,629	158,548	709,140	3,239,474	7,151,019	—	11,338,810
Other accounts payable, provisions and other liabilities	94,257	162,695	88,466	190,468	50,975	1,393,461	1,980,322
Equity	—	—	—	—	—	8,903,448	8,903,448

Total liabilities and equity	24,947,480	3,214,717	8,474,902	7,821,922	10,954,701	15,941,147	71,354,869

Off- balance sheet accounts
Derivatives held as hedge assets	—	165,700	132,560	1,461,474	—	497,100	2,256,834
Derivatives held as hedge liabilities	—	—	298,260	1,461,474	497,100	—	2,256,834

	—	165,700	(165,700)	—	(497,100)	497,100	—

Marginal gap	(12,186,695)	2,773,133	1,618,810	10,260,863	4,641,838	(8,660,011)	(1,552,062)

Cumulative gap	(12,186,695)	(9,413,562)	(7,794,752)	2,466,111	7,107,949	(1,552,062)	—

Notes to the consolidated financial statements (continued)

	As of December 31, 2018
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	More than 5 years	Non-interest bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	3,906,236	825,326	510,512	36,087	—	3,102,250	8,380,411
Inter-bank funds	495,037	—	—	—	—	—	495,037
Investments at fair value through other comprehensive income (debt and equity)	455,279	681,102	1,628,586	5,174,381	5,785,617	448,945	14,173,910
Investments at amortized cost	—	40,125	—	661,455	1,182,487	—	1,884,067
Loans, net	4,068,510	3,711,803	6,712,551	14,466,596	4,552,542	(551,085)	32,960,917
Other accounts receivable and other assets, net	144,800	243,632	119,893	76,334	82,789	3,522,813	4,190,261

Total assets	9,069,862	5,501,988	8,971,542	20,414,853	11,603,435	6,522,923	62,084,603

Financial liabilities
Deposits and obligations	21,343,198	1,865,574	3,541,866	1,495,507	114,780	5,321,025	33,681,950
Due to banks and correspondents	710,945	1,194,249	894,641	685,258	808,268	—	4,293,361
Bonds, notes and other obligations	177,602	192,641	935,070	4,034,094	1,157,371	—	6,496,778
Insurance contract liabilities	79,169	156,334	699,678	3,125,961	6,239,326	—	10,300,468
Other accounts payable, provisions and other liabilities	129,763	111,198	84,968	31,786	6,172	1,367,552	1,731,439
Equity	16,117	—	—	1,030	—	7,071,329	7,088,476

Total liabilities and equity	22,456,794	3,519,996	6,156,223	9,373,636	8,325,917	13,759,906	63,592,472

Off- balance sheet accounts
Derivatives held as hedge assets	—	168,650	134,920	1,416,660	—	—	1,720,230
Derivatives held as hedge liabilities	—	—	—	1,720,230	—	—	1,720,230

	—	168,650	134,920	(303,570)	—	—	—

Marginal gap	(13,386,932)	2,150,642	2,950,239	10,737,647	3,277,518	(7,236,983)	(1,507,869)

Cumulative gap	(13,386,932)	(11,236,290)	(8,286,051)	2,451,596	5,729,114	(1,507,869)	—

Notes to the consolidated financial statements (continued)

(h.1.2)	Sensitivity to changes in interest rates -

The exposure to the interest rate is supervised by the GIR Committee and the ALCO Committee. The GIR Committee approves the various limits applicable to the financial instruments’ management. The ALCO Committee analyzes and monitors the results of the asset and liability management strategies and decisions implemented. Likewise, it defines the strategies and analyzes the sources of financing, as well as the coverage of the balance executed by the Bank. In particular, the latter could be considered to cover the exposure due to the variation in cash flows attributed to changes in variable market rates, to fix the cost of funds considering the global context of future movement of rates in the currencies under evaluation, to transform the cost of funds from foreign currency to the functional currency, among other casuistic as reviewed and approved by the Committee, considering the risk limits.

In this regard, the effect of movements in interest rates is analyzed on the basis of the Regulatory Model and takes into account: (i) the financial margin for the next 12 months or Earning at Risk (EaR) and (ii) the Equity Value at Risk (EVaR), as detailed below:

•	Earning at risk, calculated as a percentage of the effective equity, establishes the legal limit of 5 percent and an early warning of 4 percent.

•	Value at Risk, calculated as a percentage of the effective equity, establishes the internal limit of 15 percent and an early warning of 13 percent.

Thus, interest rate risk is managed and controlled by monitoring the aforementioned indicators, which allows Management to assess the potential effect of interest rates movements on the Group’s financial margin and thus manage the terms and the fixed and/or variable yields generated by the financial instruments held by the Group, including strategies on the derivative financial instruments designated as hedge accounting.

For its part, the GIR Committee is in charge of approving levels of structural interest-rate risk capacity and appetite, which are detailed in the Bank’s Risk Appetite Framework.

In the case of Interseguro and Inteligo Bank, their Boards establish limits, which are controlled by their respective Investment Risk Unit.

Notes to the consolidated financial statements (continued)

The table below presents the sensitivity to a reasonable possible change in interest rates, with all other variables kept constant, in the consolidated statement of income and in the consolidated statement of changes in equity, before Income Tax and non-controlling interest.

	As of December 31, 2019
Currency	Changes in basis points	Sensitivity of net income		Sensitivity of other net comprehensive income
		S/(000)		S/(000)
US Dollar	+/-25	+/-	3,489	+/-	98,418
US Dollar	+/-50	+/-	6,977	+/-	197,039
US Dollar	+/-75	+/-	10,464	+/-	296,072
US Dollar	+/-100	+/-	13,950	+/-	395,726
Sol	+/-50	-/+	17,240	-/+	436,439
Sol	+/-75	-/+	25,857	-/+	655,985
Sol	+/-100	-/+	34,473	-/+	876,509
Sol	+/-150	-/+	51,700	-/+	1,322,800

	As of December 31, 2018
Currency	Changes in basis points	Sensitivity of net income		Sensitivity of other net comprehensive income
		S/(000)		S/(000)
US Dollar	+/-25	+/-	5,331	+/-	14,381
US Dollar	+/-50	+/-	10,662	+/-	34,822
US Dollar	+75	+	15,994	+	61,365
US Dollar	+100	+	21,325	+	94,077
Sol	+/-50	-/+	19,032	-/+	115,524
Sol	+/-75	-/+	28,549	-/+	191,921
Sol	+/-100	-/+	38,065	-/+	280,145
Sol	+/-150	-/+	57,097	-/+	493,870

The interest rate sensitivities shown in the tables above are only illustrative and are based on simplified scenarios. The figures represent the effect of the pro-forma movements in the net interest income based on the projected scenarios yield curve and the Group’s current interest rate risk profile. However, this effect, does not include actions that would be taken by Management to mitigate the impact of this interest rate risk. In addition, the Group seeks proactively to change the interest rate risk profile to minimize losses and optimize net revenues. The above projections also assume that interest rate of all maturities move by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged. The projections also include assumptions to facilitate calculations, such as that all positions are held to maturity.

Notes to the consolidated financial statements (continued)

(h.1.3) Sensitivity	to price variation -

Shares classified as investments at fair value through other comprehensive income, for the years 2019 and 2018, are not considered as part of the investments for interest rate sensitivity calculation purposes. However, a calculation of sensitivity in market prices and the effect on expected unrealized gain or loss in the consolidated statement of other comprehensive income, before Income Tax and non-controlling interest, as of December 31, 2019 and 2018, is presented below:

	Changes in market price	2019	2018
	%	S/(000)	S/(000)
Sensitivity to market price
Shares	+/-10	112,572	84,532
Shares	+/-25	281,431	211,329
Shares	+/-30	337,717	253,595

Notes to the consolidated financial statements (continued)

(ii)	Foreign exchange risk

The Group is exposed to fluctuations in the exchange rates of the foreign currency prevailing in its financial position and cash flows. Management sets limits on the levels of exposure by currency and total daily and overnight positions, which are monitored daily. Most of the assets and liabilities in foreign currency are stated in US Dollars. Transactions in foreign currency are made at the exchange rates of free market.

As of December 31, 2019, the weighted average exchange rate of free market published by the SBS for transactions in US Dollars was S/3.311 per US$1 bid and S/3.317 per US$1 ask (S/3.369 and S/3.379 as of December 31, 2018, respectively). As of December 31, 2019, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/3.314 per US$1 (S/3.373 as of December 31, 2018).

The table below presents the detail of the Group’s position:

	As of December 31, 2019
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	9,386,504	1,311,291	431,080	11,128,875
Inter-bank funds	—	85,006	—	85,006
Financial investments	6,948,954	12,111,165	12,599	19,072,718
Loans, net	10,919,233	26,217,620	—	37,136,853
Due from customers on acceptances	128,397	—	11,288	139,685
Other accounts receivable and other assets, net	245,402	604,456	1,348	851,206

	27,628,490	40,329,538	456,315	68,414,343

Liabilities
Deposits and obligations	13,840,447	23,888,049	364,728	38,093,224
Inter-bank funds	149,137	20,001	—	169,138
Due to banks and correspondents	830,122	3,149,515	—	3,979,637
Bonds, notes and other obligations	5,857,206	1,033,084	—	6,890,290
Due from customers on acceptances	128,397	—	11,288	139,685
Insurance contract liabilities	4,234,217	7,104,593	—	11,338,810
Other accounts payable, provisions and other liabilities	414,604	1,441,612	332	1,856,548

	25,454,130	36,636,854	376,348	62,467,332

Forwards position, net	(2,718,082)	2,776,866	(58,784)	—
Currency swaps position, net	138,676	(138,676)	—	—
Cross currency swaps position, net	1,763,518	(1,763,518)	—	—
Options position, net	(37)	37	—	—

Monetary position, net	1,358,435	4,567,393	21,183	5,947,011

Notes to the consolidated financial statements (continued)

	As of December 31, 2018
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	6,802,749	1,224,791	352,871	8,380,411
Inter-bank funds	—	495,037	—	495,037
Financial investments	7,670,084	9,941,459	17,902	17,629,445
Loans, net	10,048,173	22,912,744	—	32,960,917
Due from customers on acceptances	112,653	—	20,308	132,961
Other accounts receivable and other assets, net	154,643	1,102,800	34,592	1,292,035

	24,788,302	35,676,831	425,673	60,890,806

Liabilities
Deposits and obligations	13,584,983	19,807,644	289,323	33,681,950
Due to banks and correspondents	1,046,545	3,246,816	—	4,293,361
Bonds, notes and other obligations	6,110,077	386,701	—	6,496,778
Due from customers on acceptances	112,653	—	20,308	132,961
Insurance contract liabilities	4,072,811	6,227,657	—	10,300,468
Other accounts payable, provisions and other liabilities	215,093	1,297,074	9,593	1,521,760

	25,142,162	30,965,892	319,224	56,427,278

Forwards position, net	(629,147)	685,813	(56,666)	—
Currency swaps position, net	(59,991)	59,991	—	—
Cross currency swaps position, net	1,724,081	(1,724,081)	—	—
Options position, net	81	(81)	—	—

Monetary position, net	681,164	3,732,581	49,783	4,463,528

Notes to the consolidated financial statements (continued)

As of December 31, 2019, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$683,214,000, equivalent to S/2,264,171,000 (US$696,510,000, equivalent to S/2,349,328,000 as of December 31, 2018); see Note 18.

The Group manages the exchange rate risk through the matching of its active and passive operations, supervising its global exchange position on a daily basis. The global exchange position of the Group is equivalent to long positions minus short positions in currencies other than the Sol. The global exchange position includes balance positions (spot) and also the positions in derivatives, including the positions of derivatives that have been designated as accounting hedges with the purpose of covering the exposure due to the variation of the exchange rate; see Note10(b). Any depreciation/appreciation of the foreign currency would affect the consolidated statement of income. An imbalance in the monetary position would make the Group’s consolidated statement of financial position vulnerable to the fluctuation of the foreign currency (exchange rate shock).

The table below shows the analysis of variations of the US Dollar, the main foreign currency to which the Group has exposure as of December 31, 2019 and 2018. The analysis determines the effect of a reasonably possible variation of the exchange rate of US Dollar against the Sol, considering all the other variables constant in the consolidated statement of other comprehensive income before Income Tax. A negative amount shows a potential net reduction in the consolidated statement of income, while a positive amount reflects a net potential increase:

Sensitivity analysis	Changes in currency rates	2019	2018
	%	S/(000)	S/(000)
Devaluation
US Dollar	5	(27,837)	(746)
US Dollar	10	(55,674)	(1,492)
US Dollar	15	(83,511)	(2,238)
Revaluation
US Dollar	5	27,837	746
US Dollar	10	55,674	1,492
US Dollar	15	83,511	2,238

Notes to the consolidated financial statements (continued)

30.3	Liquidity risk

Liquidity risk consists in the Group’s inability to comply with the maturity of its obligations, thus incurring in losses that significantly affect its equity position. This risk may arise as a result of various events such as: the unexpected decrease of funding sources, the inability to rapidly settle assets, among others.

The Group has a set of indicators, that are controlled and reported daily, which establish the minimum liquidity levels allowed for the short-term and reflect several risk aspects such as: concentration, stability, position by currency, main depositors, etc.

Likewise, the Group assesses medium-term and long-term liquidity through a structural analysis of its funds inflows and outflows in different maturity terms. This process allows to know, for each currency, the various funding sources, how liquidity needs increase and which terms are mismatched. Both for assets and liabilities, assumptions are considered for the operations that do not have determined maturity dates, such as revolving loans, savings and similar ones, as well as contingent liabilities, such as non-used letters of credit or lines of credit. Based on this information, the necessary decisions to maintain target liquidity levels are made.

In the case of Interbank, liquidity is managed by the Vice-Presidency of Capital Markets, which chairs the ALCO Committee, where positions, movements, indicators and limits on liquidity management are presented. Liquidity risk is supervised by the GIR Committee, defining the risk level that Interbank is willing to take and the corresponding indicators, limits and controls are reviewed. The Market Risk Division is in charge of tracking said indicators. Interbank takes short-term deposits and transforms them into longer-term loans. Therefore, its exposure to liquidity risk increases. Interbank maintains a set of deposits that are historically renewed or maintained, and which represent a stable funding source.

In the case of Interseguro, it is exposed to requirements other than their cash resources, mainly claims resulting from their short-term insurance contracts. The Board of Directors of the company establishes limits on the minimum proportion of the maturity funds available to meet these requirements and on the minimum level of lines of credit that must be available to cover claims at unexpected claim levels.

With regards to long-term insurance contracts, considering the types of products offered and the long-term contractual relationship with clients (the liquidity risk is not material) the emphasis is on sufficient availability of flow of assets, and the term matching of the latter with liability obligations (mathematical technical reserves), for which there are sufficiency and adequacy indicators.

In the case of Inteligo Bank, the Board of Directors has established liquidity levels as to the minimum amount of available funds required to meet such requirements and the minimum level of inter-banking facilities and other loan mechanisms that should exist to cover unexpected withdrawals. Inteligo Bank holds a short-term asset portfolio comprised of loans and investments to ensure sufficient liquidity.

Inteligo Bank’s financial assets include unlisted equity investments, which generally are illiquid. In addition, Inteligo Bank holds investments in closed (unlisted) and open-ended investment funds, which may be subject to redemption restrictions such as “side pockets” and redemption limits. As a result, Inteligo Bank may not be able to settle some of its investments in these instruments in due time in order to meet its liquidity requirements.

Notes to the consolidated financial statements (continued)

The following table presents the Group’s undiscounted cash flows payable according to contractual terms agreed (including the payment of future interest):

	As of December 31, 2019
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial liabilities by type -
Deposits and obligations	26,754,258	2,257,708	5,366,257	2,858,984	1,250,152	38,487,359
Inter-bank funds	169,138	—	—	—	—	169,138
Due to banks and correspondents	325,577	388,083	2,020,864	731,728	1,149,964	4,616,216
Bonds, notes and other obligations	33,465	191,676	883,923	4,015,510	3,132,301	8,256,875
Due from customers on acceptances	6,715	108,953	22,990	1,027	—	139,685
Insurance contract liabilities	80,629	158,548	709,140	3,239,474	14,901,069	19,088,860
Other accounts payable, provisions and other liabilities	560,321	55,437	137,977	236,602	643,906	1,634,243

Total non-derivative financial liabilities	27,930,103	3,160,405	9,141,151	11,083,325	21,077,392	72,392,376

Derivatives held for trading (*) -
Contractual amounts receivable (inflow)	560,750	264,648	933,967	4,932,149	2,795,731	9,487,245
Contractual amounts payable (outflow)	568,321	218,373	955,527	5,012,558	2,786,890	9,541,669

Total	(7,571)	46,275	(21,560)	(80,409)	8,841	(54,424)

Derivatives held as hedge (**) -
Contractual amounts receivable (inflow)	24,662	1,183	326,708	1,584,786	—	1,937,339
Contractual amounts payable (outflow)	35,795	1,621	353,888	1,653,450	16,473	2,061,227

Total	(11,133)	(438)	(27,180)	(68,664)	(16,473)	(123,888)

Notes to the consolidated financial statements (continued)

	As of December 31, 2018
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial liabilities by type -
Deposits and obligations	24,873,630	1,984,220	3,808,988	3,061,274	154,111	33,882,223
Inter-bank funds	—	—	—	—	—	—
Due to banks and correspondents	712,677	1,059,913	880,594	1,318,561	1,067,524	5,039,269
Bonds, notes and other obligations	34,249	208,164	330,916	5,239,468	2,113,760	7,926,557
Due from customers on acceptances	59,576	16,715	56,670	—	—	132,961
Insurance contract liabilities	79,169	156,334	699,678	3,125,961	14,620,567	18,681,709
Other accounts payable, provisions and other liabilities	588,655	228,554	92,484	92,790	365,161	1,367,644

Total non-derivative financial liabilities	26,347,956	3,653,900	5,869,330	12,838,054	18,321,123	67,030,363

Derivatives held for trading (*) -
Contractual amounts receivable (inflow)	595,238	290,639	527,875	1,807,669	1,105,214	4,326,635
Contractual amounts payable (outflow)	599,834	285,191	534,057	1,884,932	1,115,125	4,419,139

Total	(4,596)	5,448	(6,182)	(77,263)	(9,911)	(92,504)

Derivatives held as hedge (**) -
Contractual amounts receivable (inflow)	20,697	1,445	30,454	1,886,368	—	1,938,964
Contractual amounts payable (outflow)	29,208	1,567	38,478	1,869,967	7,623	1,946,843

Total	(8,511)	(122)	(8,024)	16,401	(7,623)	(7,879)

(*)	It includes contracts with non-deliverable and full-deliverable settlements.
(*)	It only includes contracts with non-deliverable settlements.

The table below shows maturity, by contractual term, of the contingent credits (indirect loans) granted by the Group as of the dates of the consolidated statement of financial position:

	2019	2018
	S/(000)	S/(000)
Contingent credits (indirect loans)
Up to 1 month	910,505	1,027,549
From 1 to 3 months	843,494	928,192
From 3 to 12 months	2,076,546	1,987,444
From 1 to 5 years	271,224	127,890
Over 5 years	208	385

Total	4,101,977	4,071,460

The Group expects that not all of the contingent loans (indirect) or commitments will be used before the maturity date of the commitments.

Notes to the consolidated financial statements (continued)

The following table shows the changes in liabilities arising from financing activities according to IAS 7:

	2019
	Balance as of January 1	Dividends payable	Cash flow	Effect of movement in exchange rate	Others	Balance as of December 31
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Inter-bank funds	—	—	169,138	—	—	169,138
Bonds, notes and other obligations	6,496,778	—	576,947	33,731	(217,166)	6,890,290
Lease liability related to right-of-use assets	341,746	—	(83,438)	(849)	84,377	341,836
Dividends payable	283	658,117	(657,709)	—	—	691

Total liabilities for financing activities	6,838,807	658,117	4,938	32,882	(132,789)	7,401,955

	2018
	Balance as of January 1	Dividends payable	Cash flow	Effect of movement in exchange rate	Others	Balance as of December 31
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Inter-bank funds payable	30,008	—	(30,008)	—	—	—
Bonds, notes and other obligations	5,602,358	—	585,139	274,957	34,324	6,496,778
Dividends payable	187	510,784	(510,688)	—	—	283

Total liabilities for financing activities	5,632,553	510,784	44,443	274,957	34,324	6,497,061

Notes to the consolidated financial statements (continued)

30.4	Operational risk

Operational risk is the risk of loss arising from systems failure, human error, fraud or external events. When internal controls fail, operational risks can cause damage to reputation, have legal or regulatory implications, or lead to financial loss. The Group cannot expect to eliminate all operational risks, but through a control framework and by monitoring and responding to potential risks, the Group is able to manage these risks. Controls include mainly the segregation of duties, accesses, authorization and reconciliation procedures, staff training and assessment processes, including the review by Internal Audit.

30.5	Insurance risk management

The risk under an insurance contract, in any of its various forms, is the possibility that the insured event occurs and; therefore, uncertainty is realized in the amount of the resulting claim. Given the nature of the insurance contract, this risk is aleatory and; therefore, unpredictable.

Regarding a portfolio of insurance contracts where the theory of large numbers and probabilities for pricing and provisions is applied, the main risk faced by the insurance business of the Group, managed by Interseguro, is that claims and/or payments of benefits covered by the policies exceed the book value of insurance liabilities. This could happen to the extent that the frequency and/or severity of claims and benefits are higher than estimated. The factors that are considered to perform the assessment of insurance risks are the following:

•	Frequency and severity of claims;

•	Sources of uncertainty in the calculation of payment of future claims;

•	Mortality tables for different coverage plans in the life insurance segment;

•	Changes in market rates of investments that directly affect the discount rates to calculate mathematical reserves; and

•	Specific requirements established by the SBS according to insurance plans.

On the other hand, Interseguro has signed contracts of automatic reinsurance coverage in the branch of title, social and life insurances that protect it from losses due to frequency and severity. The objective of this reinsurance negotiation is that the total net insurance losses do not affect the equity and liquidity of Interseguro in any year. Interseguro’s policy is to sign contracts with companies with international rating determined by SBS rules. Annuities contracts do not have reinsurance coverage.

(a)	Life insurance contracts -

Interseguro has developed its insurance underwriting strategy in order to diversify the type of insurance risks accepted. Factors that aggravate the insurance risk include lack of risk diversification in terms of type and amount of risk and geographic location. The underwriting strategy aims to ensure that underwriting risks are well diversified in terms of type and amount of risk. Underwriting limits serve to implement the selection criteria for appropriate risk. As of December 31, 2019 and 2018, most of the insurance contracts entered into by Interseguro are located in the city of Lima.

The sufficiency of reserves is a principle of insurance management. Technical reserves for claims and premiums are estimated by Interseguro’s actuaries and reviewed by independent experts when deemed necessary.

Notes to the consolidated financial statements (continued)

Interseguro’s Management constantly monitors trends in claims, which allows it to perform estimates of claims incurred but not reported (IBNR) that are supported by recent information.

On the other hand, Interseguro is exposed to the risk that mortality and morbidity rates associated with customers do not reflect the actual mortality and morbidity and may cause the premium calculated for the coverage offered to be insufficient to cover claims. For this reason, Interseguro performs a careful risk selection or underwriting when issuing policies, because by doing so it can classify the degree of risk presented by a proposed insured, analyzing characteristics such as gender, smoking condition, health condition, among others.

In the particular case of annuities, the risk assumed by Interseguro is that the real life expectancy of the insured population is greater than that estimated when determining income, which would mean a deficit of reserves to comply with the payment of pensions.

On the other hand, insurance products do not have particularly relevant terms or clauses that could have a significant impact or represent significant uncertainties over Interseguro’s cash flows.

(b)	Real estate risk management -

Real estate risk is defined as the possibility of losses due to changes or volatility of market prices of properties; see Note 7. Investment properties are held by Interseguro in order to manage its long term inflows and match its technical reserves. SBS Resolution No. 2840-2012, dated May 11, 2012, “Regulations on Real Estate Risk Management in Insurance Companies”, requires that insurance companies adequately identify, measure, control and report the real estate risk level they are exposed to.

Additionally, Interseguro has identified the following risks associated to its real estate portfolios:

•

The cost to develop a project may increase if there are delays in the planning process; however, Interseguro receives services from advisors in order to reduce the risks that may arise in the planning process.

•

A major lessee may become insolvent thus causing a significant loss in rental income and a reduction in the value of the associated property. To reduce this risk, Interseguro reviews the financial position of all prospective lessees and decides on the appropriate level of safety required, such as lease deposits or guarantees.

•	The fair values of the investment property could be affected by the cash flows generated by the tenants and/or lessees, as well as by the economic conditions of Peru and future expectations.

30.6	Capital management

The Group manages in an active manner a capital base in order to cover the risks inherent to its activities. Capital adequacy of the Group is monitored by using regulations and ratios established by the different regulators. See Note 16(f).

Notes to the consolidated financial statements (continued)

31.	Fair value

(a)	Financial instruments measured at their fair value and fair value hierarchy

The following table presents an analysis of the financial instruments that are measured at their fair value, including the level of hierarchy of fair value. The amounts are based on the balances presented in the consolidated statement of financial position:

	As of December 31, 2019
	Level 1	Level 2	Level 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Financial investments
At fair value through profit or loss (*)	682,341	381,844	487,352	1,551,537
Debt instruments measured at fair value through other comprehensive income	10,779,395	3,230,634	—	14,010,029
Equity instruments measured at fair value through other comprehensive income	1,119,620	6,102	—	1,125,722
Derivatives receivable	—	220,776	—	220,776

	12,581,356	3,839,356	487,352	16,908,064

Accrued interest				178,444

Total financial assets				17,086,508

Financial liabilities
Derivatives payable	—	222,305	—	222,305

(*)	As of December 31, 2019 and 2018, correspond mainly to participations in mutual funds and investment funds.

Notes to the consolidated financial statements (continued)

	As of December 31, 2018
	Level 1	Level 2	Level 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Financial investments
At fair value through profit or loss (*)	811,238	352,273	407,957	1,571,468
Debt instruments measured at fair value through other comprehensive income	9,822,970	3,320,556	—	13,143,526
Equity instruments measured at fair value through other comprehensive income	843,646	1,671	—	845,317
Derivatives receivable	—	185,376	—	185,376

	11,477,854	3,859,876	407,957	15,745,687

Accrued interest				185,067

Total financial assets				15,930,754

Financial liabilities
Derivatives payable	—	154,116	—	154,116

Financial assets included in Level 1 are those measured on the basis of information that is available on the market, to the extent that their quoted prices reflect an active and liquid market and that are available in some centralized trading mechanism, trading agent, price supplier or regulatory entity.

Financial instruments included in Level 2 are valued based on the market prices of other instruments with similar characteristics or with financial valuation models based on information of variables observable in the market (interest rate curves, price vectors, etc.).

Financial assets included in Level 3 are valued by using assumptions and data that do not correspond to prices of operations traded on the market. Fair value is estimated using a discounted cash flow (DCF) model. The valuation requires Management to make certain assumptions about the model variables and data, including the forecast of cash flow, discount rate, credit risk and volatility.

Notes to the consolidated financial statements (continued)

The table below presents a description of significant unobservable data used in valuation:

	Valuation technique	Significant unobservable inputs	Valuation	Sensitivity of inputs to fair value
Royalty Pharma	DCF Method	Sales forecast	Average sector analysis, estimates	10 percent increase (decrease) in the sales forecast would result in increase (decrease) in fair value by S/10,307,000.
500 basis points increase in the WACC would result in decrease in fair value by S/16,587,000.
		WACC	8.0%	500 basis points decrease in the WACC would result in increase in fair value by S/23,171,000.
Mutual funds and investment funds participations	DCF Method	Discount rate	Depends on the credit risk	500 basis points increase in the discount rate would result in decrease in fair value by S/3,162,000.
500 basis points decrease in the discount rate would result in increase in fair value by S/4,103,000.
		WACC	9.0%	500 basis points increase in the WACC would result in decrease in fair value by S/686,000.
500 basis points decrease in the WACC would result in increase in fair value by S/812,000.
	Comparable multiples	Price-to-sales ratio	Depends on industry’s entity	10 percent increase (decrease) in the price-to-sales ratio would result in increase (decrease) in fair value by S/3,609,000.
	Equity value		Depends on the credit risk	500 basis points increase (decrease) in the equity value would result in increase (decrease) in fair value by S/3,000.

The table below includes a reconciliation of fair value measurement of financial instruments classified by the Group within Level 3 of the valuation hierarchy:

	2019	2018
	S/(000)	S/(000)
Initial balance as of January 1	407,957	261,737
Purchases	222,098	151,231
Sales	(150,575)	(61,328)
Total gain recognized on the consolidated statement of income	7,872	56,317

Balance as of December 31	487,352	407,957

During the years 2019 and 2018, there were neither transfers of financial instruments from Level 3 to Level 1 or Level 2, nor from Level 1 to Level 2.

Notes to the consolidated financial statements (continued)

(b)	Financial instruments not measured at their fair value -

The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value, presented by level of fair value hierarchy:

	As of December 31, 2019					As of December 31, 2018
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	—	11,128,875	—	11,128,875	11,128,875	—	8,380,411	—	8,380,411	8,380,411
Inter-bank funds	—	85,006	—	85,006	85,006	—	495,037	—	495,037	495,037
Investments at amortized cost	929,333	1,398,970	—	2,328,303	2,206,986	700,177	1,156,148	—	1,856,325	1,884,067
Loans, net	—	38,115,562	—	38,115,562	37,136,853	—	33,276,930	—	33,276,930	32,960,917
Due from customers on acceptances	—	139,685	—	139,685	139,685	—	132,961	—	132,961	132,961
Other accounts receivable and other assets, net	—	630,430	—	630,430	630,430	—	1,106,659	—	1,106,659	1,106,659

Total	929,333	51,498,528	—	52,427,861	51,327,835	700,177	44,548,146	—	45,248,323	44,960,052

Liabilities
Deposits and obligations	—	38,099,641	—	38,099,641	38,093,224	—	33,699,626	—	33,699,626	33,681,950
Inter-bank funds	—	169,138	—	169,138	169,138	—	—	—	—	—
Due to banks and correspondents	—	3,982,373	—	3,982,373	3,979,637	—	4,291,346	—	4,291,346	4,293,361
Bonds, notes and other obligations	5,073,917	2,044,630	—	7,118,547	6,890,290	5,569,970	895,427	—	6,465,397	6,496,778
Due from customers on acceptances	—	139,685	—	139,685	139,685	—	132,961	—	132,961	132,961
Insurance contract liabilities	—	11,338,810	—	11,338,810	11,338,810	—	10,300,468	—	10,300,468	10,300,468
Other accounts payable and other liabilities	—	1,634,243	—	1,634,243	1,634,243	—	1,367,644	—	1,367,644	1,367,644

Total	5,073,917	57,408,520	—	62,482,437	62,245,027	5,569,970	50,687,472	—	56,257,442	56,273,162

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instrument and they include the following:

(i)

Long-term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of December 31, 2019 and 2018, the book value of loans, net of allowances, was not significantly different from the calculated fair values.

(ii)

Instruments whose fair value approximates their book value: For financial assets and financial liabilities that are liquid or have short-term maturity (less than 3 months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable-rate financial instruments.

(iii)

Fixed-rate financial instruments: The fair value of fixed-rate financial assets and financial liabilities at amortized cost is determined by comparing market interest rates when they were first recognized with current market rates related to similar financial instruments for their remaining term to maturity. The fair value of fixed interest rate deposits is based on discounted cash flows using market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued, the fair value is determined based on quoted market prices. When quotations are not available, a discounted cash flow model is used based on the yield curve of the appropriate interest rate for the remaining term to maturity.

Notes to the consolidated financial statements (continued)

32.	Fiduciary activities and management of funds

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held in trust are not included in the consolidated financial statements. These services give rise to the risk that the Group could eventually be held responsible of poor yielding of the assets under its management.

As of December 31, 2019 and 2018, the value of the managed off-balance sheet financial assets is as follows:

	2019	2018
	S/(000)	S/(000)
Investment funds	13,243,888	12,924,575
Mutual funds	5,049,034	4,668,076

Total	18,292,922	17,592,651

33.	Subsequent events

(a)

Since the balance sheet date, a novel strain of coronavirus (COVID-19) has spread first in China and then in other countries. As a result, on March 3, 2020, COVID-19 was characterized as a pandemic by the World Health Organization. Such events have caused disruption of regional and global economic activity, suspension of international flights and the shutdown of countries’ borders.

In relation to the COVID-19 global pandemic, IFS has put into effect a business continuity program since early March 2020, with actions involving different levels of the organization. Supporting these actions, the Peruvian Government and several authorities at the economic front – such as the BCRP, the SBS, the MEF and the Securities Market regulatory body – have all reacted promptly to tackle the crisis.

IFS is closely monitoring the situation in all its different business lines, and management is focused on guaranteeing the operation and strengthening the Subsidiaries’ liquidity and solvency position, while adopting a series of measures to help clients affected by this crisis. With respect to liquidity, Interbank has remained active in the Central Bank’s day-to-day operations and has drawn lines of credit available from correspondent banks abroad, while its retail deposit base has continued to grow. Moreover, Interbank has already approved a reduction in its 2019 earnings’ payout ratio, from the previous 45 percent to 25 percent, in order to strengthen its total capital and core capital ratios to face the volatile environment. First quarter of 2020 earnings have also been agreed to be capitalized in advance at the bank level.

People and clients’ well-being are top priorities for IFS. On one hand, employees are subject to specific protocols – including social distancing, hygiene habits, health surveillance, home office implementation and strong communications for high engagement. On the other hand, clients can request the rescheduling of their debts and may postpone their payment obligations under various arrangements, with no interest or fees applicable. Non-contact service channels (telephone banking and internet) play an important role in enabling quick and simple implementations of these arrangements.

The impact of the COVID-19 outbreak on our expected results of operations cannot be reasonably estimated at this time given the magnitude, duration and global reach of the situation.

(b)

In 2019, The Universal Shareholders’ Meeting of Interseguro approved a transaction between Interseguro and Mapfre Perú Vida Compañía de Seguros y Reaseguros S.A. (henceforth “Mapfre”) through which Interseguro committed to acquire certain assets and liabilities, related to payment obligations that Mapfre held with pensioners of the Complementary Insurance for High-risk Activities (“SCTR”, by its Spanish acronym).

In this sense, through Resolution No. 47315–2019-SBS, dated December 4, 2019, the SBS authorized the transaction, which was made effective on January 2, 2020. At said date, Interseguro received cash for an amount equivalent to S/59,479,000, financial instruments for an equivalent value of S/196,970,000, and recognized the corresponding liabilities for technical reserves determined under IFRS policies. The final value of the portfolio transferred is currently under review by Management of Interseguro and Mapfre.