Form 20-F
period 2020-12-31
Intercorp Financial Services Inc.
filed 2021-04-26
CIK 1615903

As filed with the Securities and Exchange Commission on April 26, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-38965

INTERCORP FINANCIAL SERVICES INC.

(Exact name of Registrant as specified in its charter)

INTERCORP FINANCIAL SERVICES, INC.

(Translation of Registrant’s name into English)

REPUBLIC OF PANAMA

(Jurisdiction of incorporation or organization)

Intercorp Financial Services Inc.

Torre Interbank, Av. Carlos Villarán 140

La Victoria

Lima 13, Peru

(Address of principal executive offices)

Michela Casassa Ramat

Intercorp Financial Services Inc.

Torre Interbank, Av. Carlos Villarán 140

La Victoria

Lima 13, Peru

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

Shares of common stock: 115,422,881

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐

				Emerging growth company	☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

i

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

In this Annual Report on Form 20-F, we also refer to our parent company, Intercorp Perú Ltd. (“Intercorp Peru” or “Intercorp”), a holding company for a group of companies operating mainly in Peru under the name “Intercorp”. Intercorp Peru’s main subsidiaries include our company and Intercorp Retail Inc. (“Intercorp Retail”). Intercorp Retail acts as a holding company for the retail and real estate operations of Intercorp Peru in Peru. Through its subsidiary InRetail Peru Corp whose shares are listed on the Lima Stock Exchange under the symbol “INRETAILC1,” Intercorp Retail has controlling stakes in (i) Supermercados Peruanos S.A. (“Supermercados Peruanos”), a supermarket chain, primarily operating under the: “Plaza Vea,” “Vivanda”, “MASS” and “Makro” brands, (ii) InRetail Pharma S.A., consisting of a chain of pharmacies operating under the “Inkafarma” and “MiFarma” brands with a distribution and marketing business as well as manufacturing some pharmaceutical products and (iii) InRetail Real Estate Corp., an owner, developer and operator of shopping malls under the “Real Plaza” brand. Intercorp Retail also controls directly (a) Tiendas Peruanas S.A., a department store chain operating under the “Oechsle” brand that started operations in 2009, (ii) Financiera Oh! S.A., a consumer finance company that started operations in 2010, and (iii) Homecenters Peruanos S.A. (“Homecenters Peruanos”), a home improvement company operating under the “Promart” brand. Our parent company Intercorp Peru also controls the following companies involved in the private education and healthcare businesses under the following brands: “Innova Schools,” “Zegel IPAE,” “UTP” “IDAT” and “Aviva”.

SUMMARY OF RISK FACTORS

An investment in our common shares is subject to a number of risks, including risks relating to the nature of our business as a holding company of banking, insurance and financial institutions, our operations in Peru and our common shares. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Risks Relating to Our Businesses

•

As a holding company, all of our operations are conducted through our subsidiaries and our right to receive any distribution of assets of our subsidiaries will be effectively subordinated to the rights of our subsidiaries’ creditors, which may in turn impact our ability to pay dividends, if any, and corporate expenses.

•

Our subsidiaries are subject to extensive regulation and supervision, and changes in existing regulations, implementation of future regulations, or non-compliance with license and operating requirements and capital requirements may have a material adverse effect on our financial condition and results of operations.

•

The adoption of new international banking and insurance guidelines may cause our subsidiaries to require additional capital and could cause their cost of funds to increase, which could have a material adverse effect on our financial condition and results of operations.

•

The banking and insurance markets are exposed to macroeconomic shocks that may negatively impact household income and, consequently, could have a material adverse effect on our financial condition and results of operations.

•	We could sustain losses if Interbank’s asset quality declines, its portfolio becomes less diverse, its impairment losses are inadequate or if it is unable to obtain required funding for growth.

•	Our financial results may be negatively affected by changes to IFRS accounting standards, investment losses and interest rate changes, including changes resulting from the LIBOR transition.

•

Actual mortality and morbidity rates and other factors may differ from those assumed in the calculation of technical reserves. Such differences, as well as Interseguro’s failure to underwrite and price insurance premiums accurately, may have a material adverse effect on Interseguro’s financial condition and results of operations.

•	A reduction in our subsidiaries’ credit ratings could increase their cost of borrowing funds and make their ability to raise new funds and renew maturing debt more difficult.

•	Our subsidiaries may suffer losses in their investment portfolio because of risks associated with real estate investments and reliance on Peruvian sovereign and global bonds.

•

Cyber-security events and interruption, mismanagement or failure in our subsidiaries’ information technology systems may adversely affect their operations, negatively impact our operations, and result in litigation.

•	Our subsidiaries are susceptible to fraud, unauthorized transactions and operational errors.

•	Any failure to comply with anti-corruption, anti-bribery, anti-money laundering, anti-terrorist financing and antitrust laws and regulations could damage our reputation or expose us to penalties.

Risks Relating to Peru

•

Global and local health concerns, including in relation to the ongoing COVID-19 pandemic, other outbreaks of disease, government response measures to the same and their macroeconomic effects may adversely affect our business and results of operations.

•	Economic, social and political developments in Peru, including political instability, inflation and unemployment, could have a material adverse effect on our businesses.

v

•	The degree to which dollarization of the Peruvian economy hampers monetary policy, which may in turn adversely affect our business.

•	Corruption and ongoing high profile corruption investigations may hinder the growth of the Peruvian economy and have a negative impact on our business and operations.

•	Fluctuations in the value of the sol could have a material adverse effect on our financial condition and results of operations.

•

Potential exchange controls implemented by the Peruvian government could adversely affect our ability to pay dividends and have a material adverse effect on our financial condition and results of operations.

•	The Peruvian economy could be adversely affected by economic developments in regional or global markets.

•	The market volatility generated by distortions in the international financial markets may affect the Peruvian capital markets and the Peruvian banking system.

•	The operations of our subsidiaries could be adversely affected by an earthquake or other natural disasters.

Risks Relating to the Common Shares

•	There may be a lack of liquidity and market for our common shares, the price of which may be volatile.

•	We may raise additional capital in the future through the issuance of other securities, which may result in dilution of the interests of our shareholders.

•

The significant share ownership of our controlling shareholder may conflict with the interests of the holders of our common shares and may have an adverse effect on the future market price of our shares.

•	Holders of our common shares may have fewer and less well-defined rights than shareholders of a company organized in other jurisdictions, such as the United States.

•

Holders of our common shares may have difficulty enforcing judgments against us, our officers and directors in Peruvian courts and such judgments with respect to our common shares will be payable only in soles.

•	We are subject to different corporate disclosure and accounting standards than those holders of our common shares may be familiar with in the United States.

•

We or one or more of our subsidiaries could be considered a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. tax consequences for U.S. investors.

•	If we are unable to implement and maintain effective internal control over financial reporting in the future, our results of operations and the price of our common shares could be adversely affected.

•	Our status as a foreign private issuer allows us to follow alternate standards to the corporate governance standards of the NYSE, which may limit the protections afforded to investors.

•	Peruvian corporations, including our subsidiaries, may be jointly and severally liable for any unpaid Peruvian capital gains tax related to the transfer of the common shares.

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

We have based these forward-looking statements on our management’s current views with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward–looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things:

•	our holding company structure;

•	economic, business and political developments in Peru and globally, including corruption scandals involving the Peruvian government and related political instability;

•

health epidemics and pandemics (including the current novel coronavirus (“COVID-19”) pandemic) and other outbreaks, government measures to contain the spread of these pandemics or outbreaks, their effects on the economy of Peru, and their impact on global and regional economic growth prospects, creditworthiness, counter-party risk, as well as any logistical, operational or labor disruptions, among others;

•	changes in Peruvian, Panamanian and Bahamian and other foreign laws and regulations, including the adoption of new capital requirements for banks or insurance companies;

•	the dollarization of the Peruvian economy;

•	increased competition in the Peruvian financial services and insurance markets;

•	increased inflation;

•	exchange rate instability and government measures to control foreign exchange rates;

•	developments affecting the purchasing power of middle-income consumers or consumer spending generally;

•	changes in interest rates;

•	downturns in the capital markets and changes in capital markets in general that affect policies or attitudes towards lending to Peru or Peruvian companies or securities issued by Peruvian companies;

•	our ability to keep up with technological changes;

•	the inability to obtain the capital we need for further expansion of our businesses;

•	the inability to attract and retain key personnel;

•	any future acquisitions may not bring anticipated benefits;

•	changes in tax laws;

•	severe weather, adverse climate changes and natural disasters;

•	changes and volatility in regional or global markets;

•	dependence on sovereign debt in our investment portfolios;

•	credit and other risks of lending, such as increases in defaults of borrowers;

•	increased costs of funding or our inability to obtain additional debt or equity financing on attractive terms or at all;

•	a deterioration in the quality of our assets;

•	allowances for impairment losses may be inadequate;

•	changes to accounting standards;

•	changes in actuarial assumptions upon which our annuity business is based;

•	failure to adequately price insurance premiums;

•	decreases in the spread between investment yields and implied interest rates in annuities;

•	dependence on information technology (“IT”) systems and cybersecurity risks; and

•	other risks and uncertainties described in “Item 3. Key Information—Risk Factors.”

We urge holders of our common shares to read the sections of this Annual Report on Form 20-F entitled “Item 3. Key Information—Risk Factors”, “Item 4. Information on the Company— Business Overview” and “Item 5. Operating and Financial Review and Prospects” for a more complete discussion of the factors that could affect our future performance and the industries in which we operate. Additionally, new risks and uncertainties can emerge from time to time, and it is not possible for us to predict all future risks and uncertainties, nor can we assess their potential impact. In particular, the COVID-19 pandemic, and governments’ extraordinary measures to limit the spread of the virus, are disrupting the global economy and adversely affecting the Peruvian economy and impacting our business, results of operation and cash flows. Accordingly, holders of our common shares should not place undue reliance on forward-looking statements as a prediction of actual results.

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

PRESENTATION OF FINANCIAL INFORMATION

Our audited annual consolidated financial statements as of December 31, 2020 and 2019 and for each of the three years ended December 31, 2020, 2019 and 2018 included in this Annual Report on Form 20-F have been prepared in soles and in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and audited by Paredes, Burga & Asociados Sociedad Civil de Responsabilidad Limitada, a member firm of Ernst & Young Global Limited (“EY Peru”).

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

Change in Accounting Policies and Estimates

During 2020, we have only adopted standards, interpretations or amendments that were effective in such year. Therefore, those that became effective in 2021 or later were not early adopted. In this context, on January 1, 2020, we adopted for the first time the following standards, interpretations or amendments: (i) Amendments to IFRS 3 “Business Combinations”, (ii) Amendments to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, (iii) Conceptual Framework for Financial Reporting issued on March 29, 2018 and (iv) Amendments to IFRS 16 “Leases”. Such standards, interpretations or amendments have not had a significant impact on our consolidated financial statements. See Note 3.2 to our audited annual consolidated financial statements.

Since January 1, 2019, we are applying: (i) IFRS 16 “Leases”, which accounting policies and impacts are described in Notes 3.4(j) and 8(e) to our audited annual consolidated financial statements; and (ii) Amendments to IFRS 9 “Financial Instruments”, IAS 39 “Financial Instruments: Recognition and Measurement”, and IFRS 7 “Financial Instruments: Disclosures”, in connection with the interest rate benchmark reform, which accounting policies and impacts are described in Notes 3.4(ag) and 10(b)(vi) to our audited annual consolidated financial statements.

Furthermore, since January 1, 2018, we are applying: (i) IFRS 15 “Revenue from Contracts with Customers”, which did not present any significant impacts or differences in our consolidated financial statements with respect to its predecessor IAS 18, in relation with the moment at which we recognize revenues or when revenues must be recognized at gross amount, as principal, or net, as agent; and (ii) IFRS 9 “Financial Instruments”, which according to what is allowed by the standard, was applied by us without restating the financial statements for the year ended December 31, 2017 or any previous years. Therefore, the information for the year ended December 31, 2017 or any prior periods were presented in accordance with IAS 39 and it is not comparable to the information of the years 2018, 2019 and 2020, which is presented in accordance with IFRS 9. The differences that arose due to the first adoption of IFRS 9 were recognized directly in retained earnings as of January 1, 2018.

In addition, in 2018, Interseguro adopted new mortality tables to reflect recent changes in life expectancy. Likewise, it modified the assumptions used in the determination of the discount rate with the purpose of reflecting the business nature in the long term, through the Matching Adjustment Method. The effects of the first application of the new mortality tables as of June 1, 2018, amounted to S/144,777,000, which, in accordance with IAS 8, has been recognized prospectively affecting 2018 results within the caption “Net premiums earned” and the effects of the first application of the Matching Adjustment Method as of June 1, 2018, amounted to S/423,080,000; which, according to IAS 8, was prospectively recognized and was part of the 2018 movement in other comprehensive results within the caption “Unrealized results, net”. See Note 3.4(d) to our audited annual consolidated financial statements.

Currency Translation

The term “sol” and the symbol “S/” refer to the legal currency of Peru, and the term “U.S. dollar” and the symbol “U.S.$” refer to the legal currency of the United States.

We have translated some of the soles amounts contained in this Annual Report on Form 20-F into U.S. dollars for convenience purposes only. Unless otherwise indicated or the context otherwise requires, the rate used to translate soles amounts to U.S. dollars as of December 31, 2020 was S/3.621 = U.S.$1.00, which was the exchange rate reported for December 31, 2020 by the SBS. The Federal Reserve Bank of New York does not report a noon buying rate for soles. The U.S. dollar equivalent information presented in this Annual Report on Form 20-F is provided solely for convenience of investors and should not be construed as implying that the soles or other currency amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

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

Unless otherwise indicated, statistical information in this Annual Report on Form 20-F relating to our Peruvian subsidiaries Interbank and Interseguro, regarding market share, ranking, and other measures, as well as information on other Peruvian financial institutions and the Peruvian financial system generally, has been derived from reports and information published by the SBS, the SMV, the Central Reserve Bank of Peru, the Association of Peruvian Banks (Asociación de Bancos del Perú, or “ASBANC”) or from other publicly available sources and industry publications.

x

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

In response to the COVID-19 crisis and with the support and permission of the SBS, Interbank has offered various payment rescheduling options to its clients to help them overcome the major economic shock related to the pandemic and the lockdown measures implemented by the Government. These rescheduling options refer to the following three schemes:

-	Unilateral: loans proactively rescheduled by Interbank on a portion of the loan balance, in consideration of the client’s debt burden.

-	Landing: loans rescheduled at client’s request on a portion of the loan balance.

-	Structural: loans proactively rescheduled by Interbank or at client’s request over the entire loan balance.

The rescheduling of loans can involve modifying payment schedules, granting grace periods, and lowering interest rates, among other measures.

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

For the year ended December 31, 2018, we define adjusted net profit as net (loss) / profit for the year plus the effect on our insurance technical reserves of the adoption of new mortality tables published by the SBS through Resolution No. 886-2018 in March, 2018. The Resolution adopts the new Peruvian mortality and morbidity tables to be used in mathematical reserve calculations of pensions. These tables gather updated information and show the recent changes in the life expectancy in Peru. As international actuarial and accounting standards, mortality tables need to be updated on a regular basis with information reflecting the reality of the insured, beginning June 1, 2018, we decided to use these new tables for Interseguro’s pension reserve calculation. See Note 14(b) to the audited annual consolidated financial statements. As a result we had a negative impact of S/144.8 million due to the aggregate effect recorded in technical reserves on insurance policies issued prior to the date of adoption of the new mortality tables. We believe that the adoption of further changes to the mortality tables within the next two years is not reasonably likely to occur. We believe that by excluding this effect, supplemental information is provided for our management and investors to analyze our core operating performance on a consistent basis from period to period. The technical reserves calculation is recorded on the income statement in the caption “total net premiums, earned,” except for the interest rate effect that is recorded in the other comprehensive income statement in the caption “unrealized results, net”. See Note 22 to our audited annual consolidated financial statements.

For the year ended December 31, 2019, we define IFS’s adjusted net profit as net profit excluding the financial expense of S/29.0 million after taxes from the execution of a liability management transaction in the banking segment. Likewise, we define Interbank’s adjusted net profit as net profit excluding (i) financial expense of S/29.0 million after taxes from the execution of a liability management transaction and (ii) the gain of S/32.4 million after taxes on the sale of Interfondos to Inteligo in the banking segment, which is eliminated upon consolidation. Finally, for our wealth management segment we defined adjusted net profit as net profit excluding financial expense of S/3.8 million related to the amortization of assets acquired as part of the Interfondos discussed above, which is also eliminated upon consolidation. See “Item 4. Information on the Company—Business Overview—Non-GAAP Financial Measures” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations for the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018.”

For the year ended December 31, 2020, we define IFS’s and Interbank’s adjusted net profits as net profits excluding the initial negative impact on interest and similar income from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic, which amounted to S/130.4 million after taxes. This initial negative impact on interest and similar income from the modification of contractual cash flows does not consider the positive impact of the recovery over time of any part of such amount, between the date of initial recording and December 31, 2020. See “Item 4. Information on the Company—Business Overview—Non-GAAP Financial Measures” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019.”

Additionally, for each of the years ended December 31, 2020, 2019 and 2018, we define: (i) adjusted ROE as adjusted net profit, divided by average shareholders’ equity, and (ii) adjusted ROA as adjusted net profit, divided by average total assets. See “Item 4. Information on the Company—Business Overview—Non-GAAP Financial Measures.”

There may be limits in the usefulness of these measures to investors. As a result, we encourage readers to consider the consolidated financial statements and other financial information contained in this Annual Report on Form 20-F in their entirety, and not to rely on any single financial measure.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	[RESERVED]

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Risks Relating to Our Businesses

We are a holding company and all of our operations are conducted through our subsidiaries. Our ability to pay corporate expenses and to pay dividends, if any, to holders of our common shares will depend on the ability of our subsidiaries to pay dividends and make other distributions to us.

As a holding company, all of our operations are conducted through our subsidiaries. Accordingly, our ability to pay corporate expenses and to pay dividends, if any, to holders of our common shares, will depend upon our receipt of dividends and other distributions from our subsidiaries.

There are various regulatory restrictions in Peru and other jurisdictions, including as a result of additional preventative regulatory measures imposed to mitigate the effects of the COVID-19 pandemic, that may limit our subsidiaries’ ability to pay dividends or make other payments to us, such as their obligations to maintain minimum regulatory capital and minimum liquidity. See “—Global and local health concerns, including in relation to the ongoing COVID-19 pandemic or other outbreaks of pandemics or contagious diseases, may adversely affect our and our subsidiaries’ business, financial condition and results of operations”.

In addition, our Peruvian subsidiaries pay dividends to us on the basis of the SBS GAAP financial statements, which differ from IFRS, and from which gain/losses from real estate investment are excluded from net income for purposes of dividend payment calculations. For example, Interseguro had a net profit of S/141.1 million under IFRS but of S/256.6 million under SBS GAAP, which resulted in a dividend payment to us of S/200 million in 2020. Therefore, there is no assurance that the differences in accounting treatment will not render the opposite result, namely that lower or no dividends would be payable to us by any of our Peruvian subsidiaries under SBS GAAP than what it would appear to be able to pay under IFRS, or that dividends will continue to be payable under SBS GAAP in the future.

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

Global and local health concerns, including in relation to the ongoing COVID-19 pandemic or other outbreaks of pandemics or contagious diseases, may adversely affect our and our subsidiaries’ business, financial condition and results of operations.

Global and local health concerns, including the outbreak of pandemics or contagious diseases including the ongoing COVID-19 pandemic, may disrupt economic activity and adversely affect us. In particular, the COVID-19 pandemic has and may continue to adversely affect our and our subsidiaries’ business, financial condition and results of operations. The business of our subsidiaries is dependent upon the willingness and ability of their customers to conduct banking and other financial transactions. The spread of COVID-19 has caused severe disruptions in the world economy, which has and continues to disrupt the business, activities, and operations of the customers of our subsidiaries, as well as their business and operations. The extent to which COVID-19 affects our and our subsidiaries’ results will depend on future developments, which are highly uncertain and cannot be predicted, particularly in light of new information which may emerge concerning virus mutations, vaccine efficacy, infection rates, and additional government COVID-19 response measures, among others.

In order to contain the spread of COVID-19 in Peru, the Peruvian government announced and implemented several measures during 2020 such as declaring a state of emergency and ordering a mandatory lockdown and the total closure of Peru’s borders, while guaranteeing access to essential goods and services, including banking and financial services, pharmacies, food stores and markets, among others. As a result of these measures, the business operations of our subsidiaries were disrupted as a significant portion of their offices and financial stores were closed temporarily. While these initial restrictions were lifted in connection with the Peruvian government’s phased approach to re-opening the economy, we can offer no assurance that they will not be re-imposed, and changes in existing regulations or implementation of future regulations in response to the spread of COVID-19 may further restrict their existing operations, limit the expansion of their business and require extensive system and operating changes that may be difficult or costly for them to implement. For example, because of the emergence of new variants of the COVID-19 virus, beginning on January 4, 2021, the Peruvian government implemented mandatory quarantine procedures and as of January 15, 2021, new measures aimed at containing the spread of COVID-19 came into effect given the spike in cases throughout the country. See “Regulation and Supervision—COVID-19 Response.” Furthermore, continued spread of COVID-19 and additional government restrictions in response to such outbreaks could also negatively impact the business and operations of third-party service providers who perform critical services for their business.

Moreover, the COVID-19 pandemic has caused significant disruption and volatility in the financial markets globally, causing equity levels to fluctuate sharply, which may continue to worsen in the future. The global spread of COVID-19 has and may continue to result in a significant decrease in business activities. The COVID-19 pandemic has also resulted in increased volatility in both the local and the international financial markets and economic indicators, such as exchange rates, interest rates, credit spreads and commodity prices.

COVID-19 has generated a simultaneous shock on supply and demand – a supply shock resulting from the abrupt paralysis of production in multiple sectors and a demand shock as a result of reduced consumption – which amplifies the negative effects on the economy. Further shocks or unexpected movements in these market factors could result in financial losses. Moreover, the current COVID-19 pandemic and its potential impact on the global economy may affect our ability to meet our financial targets. While the business of most of our subsidiaries, except for Interbank, has returned to profitability in the months following the initial outbreak of COVID-19, we have been materially adversely affected by the protracted downturn in local, regional or global economic conditions. As a result, certain of our subsidiaries adopted measures to ensure we meet our minimum capital objectives, such as Interbank’s strengthening of its capitalization to weather the unprecedented economic impact caused by the COVID-19 pandemic by (i) increasing the capitalization ratio of its 2019 earnings from 55% to 75% and fully capitalizing its earnings for the three months ended March 31, 2020 and (ii) issuing a U.S.$300 million subordinated bond due in 2030 with a call option in 2025. These actions or measures may result in material adverse effects on our business, results of operations or strategic plans and targets, the prices of or our ability to make payments on our securities.

As a result of the economic impact of the pandemic, in addition to public health measures, the Peruvian government has also announced the adoption of other measures to generate monetary and fiscal stimulus and alleviate the financial stress on households and companies. Measures such as loan rescheduling and the allowance for partial withdrawals from CTS accounts may impact our interest income and our funding base, respectively. In addition, the cumulative impact of such government relief measures in response to COVID-19 may materially impact various line items in our financial statements such those relating to loan and deposits growth, net interest income, impairment loss on financial assets, net income from commissions and fees, gross profit from sales of goods and services, net trading income, among others, as result our overall business, financial condition and results of operations may be materially and adversely impacted.

If such measures fail to achieve their intended results, our customers may be unable to meet existing payment or other obligations to us, as well as result in the filing and granting of insurance claims under insurance policies approved by Interseguro, all of which could materially and adversely affect our business, financial condition and results of operations. We cannot predict whether and to what extent new or changes to laws and regulations that affect our subsidiaries’ business will be adopted in response to the COVID-19 outbreak or other pandemics and what effect such laws and regulations would have on our revenue sources and hence on our financial condition and results of operations.

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

Interbank and Interseguro are subject to extensive regulation and supervision by the SBS. The SBS also oversees all of Interbank’s and Interseguro’s subsidiaries and their operations. Interbank is also subject to regulation and oversight by the Central Reserve Bank of Peru, which, together with the SBS, have general administrative responsibilities over banks and other financial institutions, including the authority to set loan loss provisions, limits on fees, regulatory capital requirements and other minimum capital adequacy and reserve requirements. In addition, banks are required to provide the SBS, on a periodic basis, with all information necessary to allow for its evaluation of the bank’s financial performance. Similarly, insurance companies are required to periodically provide the SBS, with all information necessary for the SBS to evaluate the company’s management, measure systems, solvency, profitability and liquidity.

Similarly, Inteligo’s subsidiaries are regulated by governmental entities and other financial services regulators in The Bahamas, Panama and Peru. Inteligo Bank is subject to the regulation and supervision of the Central Bank of The Bahamas. Additionally, Inteligo Bank’s asset management activities and securities custody and trading activities are subject to supervision by the Securities Commission of The Bahamas. Inteligo Bank holds licenses from the Securities Commission of The Bahamas for dealing in securities as agent or principal, arranging deals, managing securities and advising on securities. Inteligo Bank is licensed to undertake all securities-related activities ancillary to its banking business. Inteligo Bank and its branch are subject to regulation by the Superintendency of Banks of Panama (Superintendencia de Bancos de Panamá), while Inteligo SAB and Interfondos are subject to the regulation and supervision of the SMV in Peru. Also, Interbank and Interseguro are subject to the regulations of the SMV. In addition, IFS, Interbank, Interseguro, Inteligo Bank and Inteligo SAB are subject to other regulations, such as the U.S. Foreign Account Tax Compliance Act (FATCA), which could increase compliance costs and, in case of non-compliance could result in liability, additional costs or sanctions imposed by the U.S. Internal Revenue Service.

Changes in the regulation and supervision of Interbank, Interseguro and Inteligo or the implementation of future regulations could have a material adverse effect on our financial condition and results of operations by restricting our existing operations, limiting the expansion of our business and requiring extensive system and operating changes that may be difficult or costly to implement. For example, the SBS and the Central Reserve Bank of Peru regulate, and have in the past changed, capital structure and deposit reserve requirements, interest paid on deposit reserves, the amount of deposit reserves for which no interest is payable, rules regarding provisions for loan losses and legal lending limits applicable to Peruvian commercial banks. In addition, Interbank could be subject to limits on fees or commissions charged to clients. If legislation or governmental or regulatory action is enacted limiting the amount of ATM fees or surcharges that Interbank may receive or on its ability to charge overdraft or other fees, it could adversely impact our financial results. Furthermore, Interbank could be required to increase its level of provisions in response to pro-cyclical provisioning requirements that could be activated by regulators under certain favorable macroeconomic conditions. Additional changes in the regulation and supervision of our subsidiaries have been imposed as a result of the COVID-19 pandemic. For example, the Central Reserve Bank of Peru took several measures, such as reducing the reference interest rate by 200 basis points from 2.25% to 0.25% and approving a new liquidity instrument to provide funds to financial entities, consisting of repurchase operations using Peruvian government guaranteed loans as collateral, which could affect our results of operations. Moreover, in March 2021, the Peruvian Congress approved a bill under which (i) the Central Reserve Bank of Peru will semi-annually establish caps on compensatory and moratorium interest rates that banks can charge to consumers and small businesses, and (ii) in cases of default, the debtor shall only pay interest which may not be capitalized and may not be charged with commissions or additional expenses. The executive branch of the Peruvian government has made public its intention to challenge the bill before the Peruvian Supreme Court. However, if the bill goes into effect, such new law could have a material adverse effect on our business, financial condition and results of operations. See “—Global and local health concerns, including in relation to the ongoing COVID-19 pandemic or other outbreaks of pandemics or contagious diseases, may adversely affect our and our subsidiaries’ business, financial condition and results of operations”.

Since 1998, Interseguro has been subjected to strict local regulations that required significant changes in reserve requirements. For example, in March 2018, changes by the SBS to mortality tables used for calculating reserves for new annuities resulted in a higher reserve requirement, which in turn could adversely affect Interseguro’s results of operations, or could result in lowered implied interest rates on Interseguro’s annuities. For further information, see Note 3.4(d) to our audited annual consolidated financial statements. New legislation or regulations applicable to the insurance industry may adversely affect Interseguro’s ability to underwrite and price risks accurately as well as affect its revenues and net income. For example, whereas retirees formerly had to choose between remaining with their pension fund or choosing an annuity, since 2016 a law has allowed retirees to withdraw 95.5% of their capital accumulated in cash upon retirement, which has resulted in a significant reduction of annuities sold by Peruvian insurance companies, including Interseguro. In addition, the SBS may change the types of and limits on eligible investments, which could force Interseguro to liquidate current investments on less favorable terms than if they were held to maturity and restrict Interseguro from making investments that its management deems to be beneficial. Additional regulations affecting pension funds have been put in place by the Peruvian government as part of the response to the COVID-19 pandemic, including measures permitting extraordinary withdrawals of funds from the private pension system. In addition, the Peruvian government permitted companies to suspend employee contracts without pay in certain cases until the end of the COVID-19 pandemic, which caused these companies to stop making the corresponding monthly contribution to the pension funds of their worker, affecting the private pension system.

The Bahamas has enacted the Commercial Entities (Substance Requirements) Act, 2018 which requires substantial economic presence in The Bahamas for certain Bahamian entities that conduct relevant activities. A relevant activity includes the business of banking as conducted by Inteligo Bank. Inteligo Bank has made the appropriate registration in order to seek exemption from this legislation as it considers itself to be tax resident in another jurisdiction, Panama, despite being a licensed bank in The Bahamas. As a tax resident in Panama, Inteligo Bank is exempt from the requirements of the Commercial Entities (Substance Requirements) Act, 2018 if it fulfills certain disclosure and governance requirements of the applicable legislation. If Inteligo Bank is not considered to be tax resident in Panama or does not fulfill the requirements of the applicable legislation, it would have to enhance its economic and business presence in The Bahamas in order to comply with the Commercial Entities (Substance Requirements) Act, 2018.

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

Our subsidiaries currently have the required licenses in order to conduct their operations in their corresponding jurisdictions for all of their operations. Although we believe our subsidiaries are currently in compliance with their respective existing material license and reporting obligations, there is no assurance that our subsidiaries will be able to maintain the necessary licenses in the future. We can offer no assurance that future changes to existing laws and regulations, or stricter interpretation or enforcement of existing laws and regulations, will not impair our ability to comply with such laws and regulations and thus with the terms of our licenses.

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

In December 2009, the Basel Committee announced its intention to issue a new framework related to the regulation, supervision and risk management of the banking industry. This was followed by an agreement reached in June 2011 regarding the overall design of the capital and liquidity reform package (now referred to as “Basel III”). This new capital framework revises and strengthens the three pillars established by Basel II.

In July 2011, the SBS issued SBS Resolution No. 8425-2011 (as amended from time to time), establishing the final methodologies in the calculation and the implementation schedule of the additional capital requirements to be implemented in Peru, which, although not completely consistent with Basel III, includes requirements to cover concentration, interest rate and systemic risk, as well as certain pro-cyclical capital requirements. These additional requirements were fully implemented in July 2016. As of the date of this Annual Report on Form 20-F, we are fully compliant with these additional capital requirements.

In February 2016, the SBS issued Resolution No. 975-2016 (as amended from time to time), which aims to improve the quality of the total regulatory capital (patrimonio efectivo) and align Peruvian regulations towards Basel III. This resolution changed the conditions that subordinated debt must meet in order to be considered in the calculation of additional capital and the calculation methodology applicable to risk-weighted assets. This resolution is applicable to subordinated debt incurred or created from the date of its approval. However, as established in this regulation, subordinated debt incurred or created prior to its approval (and which does not meet the requirements of this new regulation) will still be considered in the calculation of regulatory capital, subject to certain rules specified therein. For further details, see “—Regulation and Supervision—The Peruvian Financial and Insurance Systems”.

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

With respect to Inteligo Bank, The Bahamas currently adheres to Basel I, and has effectively implemented Pillar I and Pillar II of the Basel II framework. The Pillar I framework focuses on the capital adequacy ratio requirements and Pillar II focuses on the ICAAP (the guidelines in relation to the ICAAP were released in August 2016). In 2016, the Central Bank of The Bahamas rolled out the capital component of the Basel III framework. The Central Bank of The Bahamas has published the Second Round of Industry Consultation on The Draft Bahamas Capital Regulations, 2020, which would alter the requirements and composition of accepted regulatory capital for Bahamian licensed banks. If implemented in its current form, the new framework could require Inteligo Bank to make revisions to its capital structure and investments which could have an adverse effect on the profitability of Inteligo Bank.

Furthermore, in 2018, the Central Bank of The Bahamas published two discussion papers focused on Minimum Disclosures (Pillar III of the Basel II framework), the Net Stable Funding Ratio and the Liquidity Coverage Ratio (main components of Basel III). In 2019, the Central Bank of The Bahamas informed through its quarterly letter that the Basel III implementation timeline with respect to these ratios was deferred to 2021.

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

Our failure to effectively anticipate or adapt to emerging technologies or changes in customer behavior, including among younger customers, could delay or prevent our access to new digital-based markets. Furthermore, the widespread adoption of new technologies, including payment systems, could require substantial expenditures to modify or adapt our existing products and services as we continue to grow our digital capabilities. Our customers may choose to conduct business or offer products on alternative or emerging platforms. Such new technologies could negatively impact our investments in bank premises, equipment and personnel for our branch network, or if we do not properly anticipate trends, render our existing investments in our digital platform moot. If we fail to adapt quickly, or at all, to changes in technologies or changes in customer behavior, it may have an adverse impact on Interbank resulting from increased competition, which could have a material adverse effect on our financial condition and results of operations.

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

Prior to the impact of the COVID-19 pandemic, loans, deposits and profits at our banking subsidiaries had all experienced substantial growth, benefitting from growth in the Peruvian economy. We may not be able to resume strong levels of growth in the future.

Prior to the impact of the COVID-19 pandemic, we had experienced significant growth over the prior 10 years and loans, deposits and profits at our banking subsidiaries had all experienced substantial growth. We may not be able to resume growing strongly or at all in the future due to factors beyond our control, in particular considering the economic shocks triggered by the COVID-19 pandemic and the resulting damage to the Peruvian economy, which could have a material adverse effect on our financial condition and results of operations.

We could sustain losses if Interbank’s asset quality declines.

Our earnings are significantly affected by Interbank’s ability to properly originate, underwrite and service loans. We could sustain losses if Interbank incorrectly assesses the creditworthiness of its borrowers or fails to detect or respond to deterioration in asset quality in a timely manner. Problems with asset quality could cause our net interest and similar income to decrease and our provisions for loan losses to increase, which could adversely affect our financial condition and results of operations. More recently, the ongoing COVID-19 pandemic may affect Interbank’s ability to accurately assess the creditworthiness of its borrowers, which would lead to a deterioration of risk profile and adversely affect our business, financial condition and results of operations.

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

Furthermore, as of December 31, 2020 and December 31, 2019, retail banking loans accounted for approximately 46.4% and 55.4% of Interbank’s loan portfolio, respectively. Higher than average exposure to retail banking could be accompanied by greater credit risk due to higher risk profiles compared, particularly, to loans to large corporate customers. Given the significant recent growth of Interbank’s loan portfolio, historical loss experience may not be indicative of future doubtful loan experience. Moreover, since the ongoing COVID-19 pandemic is impacting Interbank’s retail and commercial clients, we expect our risk profile to deteriorate, which would adversely affect our business, financial condition and results of operations.

The allowances of Interbank for impairment losses may not be adequate to cover the future losses to its loan portfolio or other assets, which could have a material adverse effect on our financial condition and results of operations.

Interbank records allowances for impairment losses on loans and other assets. The amount of allowances recorded is based on Interbank’s current assessment of and expectations concerning various factors affecting the quality of its loan portfolio. These factors include, among other things, Interbank’s borrowers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, Peru’s economy, government macroeconomic policies, interest rates and the legal and regulatory environment. Many of these factors are beyond Interbank’s control. In addition, as these factors evolve, the models Interbank uses to determine the appropriate level of allowance for impairment losses on loans and other assets may require recalibration, which can lead to increased allowances.

Allowances for impairment losses on loans have significantly increased as a result of the risks and uncertainties associated with the impact of the COVID-19 pandemic, which has resulted in increased monitoring of those loans that have been rescheduled. Interbank applied several post-model adjustments for these loan exposures, such as proactive migration of certain clients from Stage 1 to Stage 2, and from Stage 2 to Stage 3, with the aim of more accurately predicting expected credit losses in 2020. See “Selected Statistical Information—Classification of Our Loan Portfolio.” If Interbank’s assessment of and expectations concerning the above-mentioned factors differ from actual developments, or if the quality of its loan portfolio deteriorates or the future actual losses exceed its estimates, Interbank’s allowance for impairment losses may not be adequate to cover actual losses and it may need to make additional allowances for impairment losses, which could have a material adverse effect on our financial condition and results of operations.

Our financial results may be negatively affected by changes to IFRS accounting standards.

We report our results and financial position in accordance with IFRS as issued by the IASB. Changes to IFRS thereof may cause our future reported results and financial position to differ from current expectations, or historical results to differ from those previously reported due to the adoption of new accounting standards on a retrospective basis. We monitor potential accounting changes and, when possible, we determine their potential impact and disclose significant future changes in our financial statements that we expect as a result of those changes. Currently, there are standards issued but not yet effective such as IFRS 17 “Insurance Contracts”, which will impact our consolidated financial statements. IFRS 17 “Insurance Contracts”, which will go into effect on January 1, 2023, provides a comprehensive accounting model for all types of insurance contracts that provides a more consistent framework for insurers, covering all relevant aspects as recognition, measurement, presentation and disclosures, whereas the requirements in IFRS 4 are largely based on grandfathering local accounting policies. We are currently monitoring and evaluating but have not yet determined the potential impact that IFRS 17 may on financial statements or results of operations. For further information on IFRS 17, see Note 3.5 to our audited annual consolidated financial statements.

IFRS 16 “Leases” which became effective on January 1, 2019, established that at the commencement date of a lease, a lessee recognizes a liability to reflect lease payments and the asset that represents the right-of-use of the underlying leased asset during the lease term is recorded. Lessees are required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. As permitted by the transitional provisions of IFRS 16, we elected to apply the modified retrospective approach and we have not restated comparative figures. Under this method, we recognized lease liabilities for an amount equivalent to the present value of future payments agreed as of January 1, 2019. The effect of the adoption of IFRS 16 as of January 1, 2019 amounted to S/341.7 million, increasing the caption “Property, furniture and equipment (Right-of-use assets)” and simultaneously, for the same amount, the caption “Accounts payable, provisions and other liabilities (Lease liabilities)”. The adoption of IFRS 16 had no impact on the consolidated statements of changes in equity as of January 1, 2019. For the year ended December 31, 2020, we recorded S/15.3 million as interest expense on the lease liabilities and S/65.8 million as depreciation expense on a right-of-use asset, which were recorded in captions “interest and similar expense” and “depreciation and amortization”. Likewise, for the year ended December 31, 2019, we recorded S/16.6 million as interest expense on the lease liabilities and S/73.7 million as depreciation expense on a right-of-use asset. See Notes 19 and 8, respectively, of the audited annual consolidated financial statements.

Our financial results may be negatively affected by investment losses.

The investment activities of our subsidiaries are subject to factors beyond their control, and losses from their exposures could result in a material adverse effect on our financial condition and results of operations.

As part of its treasury operations, Interbank trades various financial instruments and other assets, including debt, equity, fixed income, currency and related derivatives, as both agent and principal, and derives a proportion of its non-financial income from trading profits. Interbank has established position limits for sol and foreign currency-denominated securities in accordance with its overall risk management policy and with the SBS requirements. However, Interbank is exposed to numerous factors that are beyond its control, including overall market trading activity, interest rate levels, the credit risk of its counterparties and general market volatility. For example, the COVID-19 pandemic increased the volatility of our investment portfolio, especially during March 2020. In addition, a significant part of Interbank’s trading is related to customer transactions, and Interbank could be exposed to a number of risks related to the movement of market prices in the underlying instruments, including the risk of unfavorable market price movements relative to its long or short positions, a decline in the market liquidity of the related instruments, volatility in market prices, interest rates or foreign currency exchange rates relating to these positions, and the risk that the instruments with which Interbank chooses to hedge certain positions do not track the fair value of those positions. If Interbank incurs any losses from these exposures, it could reduce Interbank’s trading profits or cause it to suffer losses from trading activities, either of which could have a material adverse effect on our financial condition and results of operations.

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

Interbank’s and Inteligo’s financial condition and results of operations depend to a large extent on their financial margin, which in turn depends on their ability to charge interest on interest-earning assets, such as loans to customers, that is higher than the interest they pay on interest-bearing liabilities, such as deposits. Changes in interest rates, could influence not only the interest we receive on loans and securities and the amount of interest we pay on deposits and borrowings, but such changes could also adversely affect our ability to originate loans and obtain deposits. We cannot control or predict with certainty changes in interest rates since market interest rates are sensitive to many factors beyond our control, including the interest rate policies of the Central Reserve Bank of Peru and the U.S. Federal Reserve. It is unclear whether interest rates on U.S. dollar or soles denominated debt will rise in the future or whether increases in market interest rates in Peru could require Interbank or Inteligo to increase the interest rates they pay on deposits. If Interbank or Inteligo were unable to implement commensurate and timely increases in interest rates on loans they originate, their margins would decline. As a result of the COVID-19 pandemic, the Central Reserve Bank of Peru took several measures, such as reducing the reference interest rate by 200 basis points from 2.25% to 0.25%. In addition, recent concerns regarding low interest rates generally and potential negative interest rates may negatively affect Interbank’s and Inteligo’s net interest income, which may have an adverse impact on their profitability. A continued or protracted period of low interest rates, or a move to negative interest rates, could result in lower revenue, and maintain or increase pressure on net-interest income, which may materially and adversely affect our results of operations.

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

However, starting in the second quarter of 2018, Interseguro estimates its technical reserves under IFRS on the basis of an updated discount risk-free rate obtained by a matching adjustment methodology. See Note 3.4(d) to our audited annual consolidated financial statements. The volatility of this interest rate is reflected in Interseguro’s balance sheet, under other comprehensive income which could have a material adverse effect on our balance sheet. See Note 14(c) to our audited annual consolidated financial statements.

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

Interbank’s strategy to grow its loan portfolio will require it to continue to have an active funding strategy. Interbank’s access to funding will depend on many factors, including factors beyond our control, such as any credit crunch, public health crises and epidemics/pandemics (such as the on-going COVID-19 pandemic) or other conditions in global capital markets and investors’ perceptions of the risks of investing in Peru and emerging markets generally. The 2008 and 2009 global financial and economic crisis, the debt crisis in Europe and general market volatility, for example, had a negative impact on the liquidity of global financial markets. In the case of similar events, any equity or debt financing, if available at all, may be on terms that are not favorable to Interbank. If access to funding is limited, Interbank may not be able to implement its strategy, which could have a material adverse effect on our financial condition and results of operations.

A reduction in our subsidiaries’ credit ratings could increase their cost of borrowing funds and make their ability to raise new funds and renew maturing debt more difficult.

Our subsidiaries’ credit ratings are an important component of their respective liquidity profile. Among other factors, Interbank’s credit ratings are based on its financial strength, the credit quality and concentrations in its loan portfolio, the level and volatility of its earnings, its capital adequacy, the quality of management, the liquidity of its balance sheet, the availability of a significant base of core retail and commercial deposits and its ability to access a broad array of funding sources. In addition, our subsidiaries’ lenders may be sensitive to the risk of a ratings downgrade, which could increase the cost of refinancing their existing obligations, raising funds in the capital markets and borrowing funds from private lenders, and could in turn have a material adverse effect on our financial condition and results of operations. On April 21, 2020, Fitch revised Interbank’s outlook from stable to negative in light of increased downside risks from the economic implications of the COVID-19 pandemic. In addition, our creditors may be sensitive to this ratings downgrade and the risk of a future ratings downgrade, which could increase the cost of refinancing our existing obligations, raising funds in the capital markets and borrowing funds from private lenders, and could in turn have a material adverse effect on our financial condition and results of operations.

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

A substantial portion of our investment portfolio consists of Peruvian sovereign and global bonds and Central Reserve Bank of Peru certificates of deposit, which represented 47.3% of our investment portfolio (before accrued interest) as of December 31, 2020. A default on Peruvian sovereign debt could have a material adverse effect on our financial condition and results of operations.

Interseguro may suffer losses in its investment portfolio because of risks associated with its real estate investments.

Interseguro’s investment portfolio includes real estate investments located solely in Peru. As of December 31, 2020, Interseguro’s investments in real estate projects totaled S/1,044.0 million, which represented 7.5% of Interseguro’s total investment portfolio. Real estate investments are relatively illiquid, and Interseguro’s ability to vary its portfolio of properties in response to changes in economic and other conditions is limited. If Interseguro wants or needs to sell a property, it may not be able to do so in the desired time period or on favorable terms, which could have a material adverse effect on our financial condition and results of operations.

Furthermore, Interseguro is exposed to risk in respect of its real estate investments that are under development, including delays in receiving zoning permits, construction delays, changes in regulation or lack of demand.

Interseguro also faces credit risks with respect to its real estate investments. Interseguro generally invests in land in order to develop commercial real estate projects. For these projects, Interseguro enters into long-term leases with “built-to-suit” tenants (typically 25 to 30 years) and medium-term leases with office tenants (typically two to five years). In the case of long- and medium-term leases, Interseguro’s tenants may experience a downturn in their businesses, which could weaken their financial condition and result in the tenants’ inability to make lease payments to Interseguro in a timely manner or at all. In particular, the COVID-19 pandemic has adversely impacted the ability of such tenants to make lease payments, as stores considered non-essential businesses were unable to operate during the government-mandated shutdown. For the year ended December 31, 2020, 7.7% of Interseguro’s tenants defaulted on payments and 57.7% deferred payments, as compared to 12% and 0%, respectively, for the year ended December 31, 2019. We can offer no assurance that additional tenants will not default, or that tenants who have deferred payments will ultimately be able to make them. For additional information on the impact of the COVID-19 pandemic on our subsidiaries, see “—Global and local health concerns, including in relation to the ongoing COVID-19 pandemic or other outbreaks of pandemics or contagious diseases, may adversely affect our and our subsidiaries’ business, financial condition and results of operations.”

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

Recently, as a result of the COVID-19 pandemic, cyber-security risks have increased primarily due to the remote workforce. In this sense, we have implemented additional cyber-security measures to prevent, detect, and respond to these enhanced cyber-security risks. These measures focus primarily on strengthening the security of the devices used by our employees working remotely, improving the authentication methods used on remote connections, increasing the frequency of our cyber-security awareness program and enhancing the capacity of our cyber-security threat intelligence procedures.

Although we continuously assess and strive to improve the effectiveness and security of our systems, we cannot assure holders of our common shares that all of our systems are free from vulnerability, in line with the security standards of companies operating in more developed markets or that the measures taken will be successful in preventing cyber-attacks. In the event of a cyber-attack, we could have our business operations disrupted, experience losses and incur response costs, and could be subject to litigation and damage to our reputation. A cyber-attack could have a material adverse effect on our business, financial condition and results of operations. For further information on our cybersecurity protections and details of our information technology units, see “Item 4. Information on the Company—Business Overview—Information Technology Unit.” for each of our three business segments.

Our subsidiaries are susceptible to fraud, unauthorized transactions and operational errors.

Our subsidiaries are susceptible to, among other things, fraud or bad faith by employees or outsiders, unauthorized transactions by employees and other operational errors (including clerical or record keeping errors and errors resulting from faulty computer or telecommunications systems). Given a high volume of transactions that may occur at a financial institution, errors could be repeated or compounded before they are discovered and remedied. In addition, a number of transactions are not fully automated, which may further increase the risk that human error or employee tampering could result in losses that may be difficult to detect quickly or at all.

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

In the past, Peru has experienced political instability that has included a succession of regimes with differing economic policies and programs, followed by periods of stability. While Peru has been stable democracy having completed a peaceful transition from the administration of President Ollanta Humala to President Pedro Pablo Kuczynski, who took office in July 2016, in 2018, Peru suffered a government institutional crisis due to, among other incidents, the resignation of former President Pedro Pablo Kuczynski following allegations of corruption, several other corruption scandals involving prominent members of the judicial system and the public ministry who are now facing prosecution, and the fragmentation of the most prominent political party in Congress. Following President Kuczynski’s resignation on March 23, 2018, Vice President Martín Vizcarra was sworn in as president to complete the term through 2021. Following political disputes during 2019, President Vizcarra took executive action on September 30, 2019 that dissolved Congress and called for early legislative elections, which were held on January 26, 2020. Political disagreements continued during 2020 and on November 9, 2020, with the affirmative vote of the required qualified members of Congress, President Vizcarra was impeached. The current rules of succession require the vice president to assume the role as acting president, and in case of absence of the first vice president, the second vice president shall assume such role. In case of absence of both vice presidents, the president of Congress shall assume such role. Currently, Peru does not have designated vice presidents (in 2016, Martin Vizcarra assumed the presidency as first vice president, and the former second vice president, Mercedes Araoz, resigned), so in accordance with the aforementioned rules of succession, on November 10, 2020 the then president of the Congress, Manuel Arturo Merino de Lama, assumed the role of acting President. Immediately thereafter, Peru underwent nationwide protests and President Merino resigned as acting President. Subsequently, on November 17, 2020, Francisco Sagasti was sworn in as acting President of the Republic for the remaining presidential term.

A general election was held in on April 11, 2021 to elect a new President and Congress. The Peruvian president is elected for a five-year term and the President Elect would take office on July 28, 2021. If no candidate receives a majority in the first round of voting, a run-off election would be held between the two candidates that received the most votes, which increases the uncertainty surrounding the Peruvian economy. A run-off election is scheduled to take place on June 6, 2021 between the two candidates that finished with the highest number of votes in the first round of voting: José Pedro Castillo Terrones (Partido Político Nacional Perú Libre), a far-left candidate, and Keiko Sofia Fujimori Higuchi (Fuerza Popular), a center-right candidate. Although it is not known who will win the run-off elections, according to the preliminary results, the Peruvian Congress will continue to be fragmented, since it would be composed by members of nine (9) political parties with no single party holding control. A fragmented Congress with no clear majority or controlling blocks, may make it difficult for any such new President to govern and garner support to pass legislation. The economic and social impact resulting from the political uncertainty generated by these occurrences at the highest levels of government raises concerns on the ability of the government to implement long-term and consistent economic and social policies required to combat social and economic issues in the future, including those designed to promote economic growth and to counteract the impact of the COVID-19 pandemic. The government’s failure to do so could materially impact our business and operations.

President Vizcarra was known for pursuing business-friendly and open-market economic policies, which have remained in place during President Sagasti’s term. However, previous governments have imposed controls on prices, exchange rates, local and foreign investment and international trade, restricted the ability of companies to dismiss employees, expropriated private sector assets and prohibited the remittance of profits to foreign investors. Accordingly, there is no certainty that the new President will continue to pursue business-friendly and open-market economic policies that stimulate economic growth and stability. Such political uncertainty could impact interest rates and currency volatility, as well as adversely and materially affect the Peruvian economy, which could have a material adverse effect on our financial condition and results of operations.

Peru’s GDP growth rates, low inflation, and external surplus reflect, in part, the strength of Peru’s economic fundamentals. However, a deterioration of the global economy or a sharp decrease in commodity prices may adversely affect Peru’s economy. In addition, an economic contraction or weak economic growth in Peru’s trading partners may have an adverse effect on Peru’s economy. Despite Peru’s ongoing economic growth and stabilization, social and political tensions and high levels of poverty and unemployment continue. The combination of these factors may be exacerbated by the macroeconomic impact of the ongoing COVID-19 pandemic and the government’s response to prevent the spread and mitigate its effects, which may lead to economic, social and/or political crises which can spark a wave of protests and social unrest.

Moreover, during the 1980s and the early 1990s, Peru experienced severe terrorist activity targeted against, among others, the government and the private sector. Despite the suppression of terrorist activity, a resurgence of terrorism in Peru may occur, which could disrupt the economy of Peru and our business.

There can be no assurance that Peru will not face political, economic or social problems in the future or that these problems will not adversely affect our business, financial condition and results of operations. Future government policies to pre-empt or respond to social unrest could include, among other things, expropriation, nationalization, suspension of the enforcement of creditors’ rights and new taxation policies.

Public health crises and epidemics/pandemics, such as that being caused by the COVID-19 pandemic, may materially and adversely affect Peru’s economy. Additionally, the Peruvian government measures adopted in order to address these health crises and epidemic/pandemics, such as the ongoing COVID-19 pandemic, may not be sufficient to address their impact.

The Peruvian government is deploying various economic and public health measures to address the pandemic caused by COVID-19. These measures are part of an economic stimulus plan that includes tax incentives among other tools intended to address the immediate impacts of the national state of emergency invoked by the Peruvian government to attempt to contain spread of the virus and lessen the strain on the health care system and the impact on the overall economy. The MEF, the Central Reserve Bank of Peru, the SBS, as well as other government entities have adopted specific measures to provide economic support to segments of the population, such as vulnerable population and small enterprises, which are most at risk in this crisis.

The COVID-19 pandemic has had a material adverse impact on the Peruvian economy resulting in lower prices for primary goods, volatility in the financial markets, reduced international trade and lower activity in certain of the key drivers of the local economy. Prior to the pandemic, the Central Reserve Bank of Peru (the “Central Bank”) had predicted economic growth of 3.8% for 2020; however, as a result of the COVID-19 pandemic, Gross Domestic Product (“GDP”) dropped 11.1% in 2020 as compared to 2019. The COVID-19 pandemic has also adversely affected the global economy, including the economies of China and the United States, resulting in, among other things, decreased demand for goods and services and a negative impact on trade activity, which, in turn, may adversely affect Peru’s economy.

In addition, social distancing and stay-at-home quarantine measures imposed to minimize pressure on the healthcare system and contain social costs, are adversely affecting dynamism of various productive sectors of the economy. Reduced activity in these economic sectors has resulted in reduced employment and less income for families and companies. COVID-19 has generated a simultaneous shock on supply and demand – a supply shock resulting from the abrupt paralysis of production in multiple sectors and on demand as a result of reduced consumption – which amplifies the negative effects on the economy. Both the primary and secondary sectors of the Peruvian economy have been affected, among the most impacted being: (i) tourism, restaurants and travel agencies, (ii) transportation, warehousing and messengers and (iii) art and entertainment, in particular because of the suspension of group activities and self-isolation/social distancing mandates.

As such, in addition to public health measures, the Peruvian government has also announced the adoption of other measures to generate monetary and fiscal stimulus and alleviate the financial stress on households and companies, equivalent to approximately 20% of GDP. Peru has committed to dedicate significant resources to strengthening the public health system. Social support to the neediest families has been approved to provide a public safety net to soften the impact of the consequences of the virus on Peru’s most vulnerable citizens. However, there can be no assurance that these measures will be successful or sufficient to address the effects of the COVID-19 pandemic. Economic stagnation, contraction and decreased income levels and increased unemployment levels could adversely impact our results of operation in the long term, even after COVID-19 related restrictions are lifted. For example, according to National Institute of Statistics and Informatics (Instituto Nacional de Estadística e Informática) for the period from March 30, 2020 to September 30, 2020, 9,662.4 thousand jobs were lost in Peru. Over the long-term, we cannot assure you that the measures adopted by the Peruvian government to counteract the effects of the COVID-19 pandemic will be sufficient to restore public confidence in the economy or to restore economic growth.

Fluctuations in the value of the sol could have a material adverse effect on our financial condition and results of operations.

As the Peruvian banking system is highly dollarized, with 25.4% of gross loans and 37.9% of deposits denominated in U.S. dollars as of December 31, 2020, devaluation of the sol against the U.S. dollar could have a negative impact on the ability of Interbank’s clients to repay loans and make premium payments. Within our insurance segment, a similar adverse effect could occur on Interseguro’s local debt holdings denominated in foreign currency. Despite any devaluation, and absent any change in foreign exchange regulations, Interbank and Interseguro would be required to continue to repay dollar-denominated deposits in U.S. dollars. In addition, while we seek to manage the gap between Interbank’s and Interseguro’s foreign currency-denominated assets and liabilities, by matching, for example, the volumes and maturities of Interbank’s sol-denominated loans against Interbank’s sol-denominated deposits, we may not be successful in doing so. Therefore, any significant devaluation of the sol against the U.S. dollar could have a material adverse effect on our financial condition and results of operations. In addition, a devaluation of the sol against the U.S. dollar would decrease the dollar value of any dividends paid to us by our subsidiaries, and, as a result, our ability to pay dividends could be materially and adversely affected. An appreciation of the sol could also have an adverse impact on our results of operations as reported in soles, as Inteligo’s operations are denominated in U.S. dollars but our reporting currency is in soles.

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

Finally, the outbreak of COVID-19 has affected the economy of some of our main trade partners, such as China, the United States and the European Union. In this sense, Peru’s revenues from trade activity have been negatively impacted in 2020. Furthermore, other adverse developments in regional or global markets or an increase in the perceived risks associated with investing in emerging markets in the future could adversely affect the Peruvian economy and, as a result, adversely affect our businesses.

A decline in the prices of certain commodities in the international markets could have a material adverse effect on our financial condition and results of operations.

In 2020, traditional exports, in particular mineral products, fishing products, agricultural products and petroleum and its derivatives, represented 69.3% of Peru’s total exports compared to a 70.8% in 2019, according to the Central Reserve Bank of Peru figures. A decline in commodity prices in the international markets, especially traditional minerals which represented 60.8% and 58.9% of exports by value in 2020 and 2019, respectively, may have an adverse impact on government finances, which could affect both investor confidence and the sustainability of government expenditure and social programs. Thus, a decline in commodity prices could, ultimately, affect the political environment in Peru, especially as regional and local governments are particularly reliant on tax revenue from mining concerns. By potentially affecting private sector demand and investor confidence, lower commodity prices could also affect the banking and insurance sector, leading to, for example, lower credit demand, deteriorating asset quality and currency devaluation. A decline in commodity prices could also materially affect the finances of some of our clients that rely on revenue from natural resources.

The market volatility generated by distortions in the international financial markets may affect the Peruvian capital markets and the Peruvian banking system.

The global financial and economic crisis of 2008 and 2009 adversely affected and increased the volatility of the performance of the Lima Stock Exchange. In recent years, the Lima Stock Exchange has experienced increased participation from local and international retail investors that react rapidly to the effects from international markets. The general index of the Lima Stock Exchange decreased by 3.1% in 2018 and increased by 6.1% and 1.4% in 2019 and 2020, respectively. Volatility in the international markets may adversely affect the Peruvian capital markets and could therefore impact our ability to raise funds from local capital markets at a level necessary to fund our operations.

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

Peru is also located in an area that experiences seismic activity and occasionally is affected by earthquakes. For example, in 2007, an earthquake with a magnitude of 7.9 on the Richter scale struck the central coast of Peru, severely damaging the region south of Lima, and on May 26, 2019, an earthquake with a magnitude of 8.0 struck a remote part of the Amazon in Peru, resulting in collapsed buildings, power failures and two reported deaths. Although Interbank’s, Interseguro’s and Inteligo’s headquarters and financial stores in Peru have not been materially affected by an earthquake, a major earthquake could damage the infrastructure necessary to their operations.

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

In 2018, Peru suffered a government institutional crisis due, among other incidents, to the resignation of former President Pedro Pablo Kuczynski following allegations of corruption, several other corruption scandals involving prominent members of the judicial system and the public ministry who are now facing prosecution, and the fragmentation of the most prominent political party in Congress. Following President Kuczynski’s resignation on March 23, 2018, Vice President Martín Vizcarra was sworn in as president to complete the term through 2021. Following political disputes during 2019, President Vizcarra took executive action on September 30, 2019 that dissolved Congress and called for early legislative elections, which were held on January 26, 2020. On

November 9, 2020 with the affirmative vote of the required qualified members of Congress, President Vizcarra was impeached. The current rules of succession require the vice president to assume the role as acting president, and in case of absence of the first vice president, the second vice president shall assume such role. In case of absence of both vice presidents, the president of Congress shall assume such role. Currently Peru does not have designated vice presidents (in 2016, Martin Vizcarra assumed the presidency as first vice president, and the former second vice president, Mercedes Araoz, resigned), so in accordance with the aforementioned rules of succession, on November 10, 2020 the then president of the Congress, Manuel Arturo Merino de Lama, assumed the role of acting President. Immediately thereafter, Peru underwent nationwide protests and President Merino resigned as acting President. Subsequently, on November 17, 2020, Francisco Sagasti was sworn in as acting President of the Republic for the remaining presidential term. The economic and social impact resulting from the political uncertainty generated by these occurrences at the highest levels of government raises concerns on the ability of the government to implement long-term and consistent economic and social policies required to combat social and economic issues in the future, including those designed to promote economic growth and to counteract the impact of the COVID-19 pandemic. The government’s failure to do so could materially impact our business and operations.

In addition, several corruption scandals regarding authorities at municipal, regional and national government levels are also ongoing, and former and current government officials have been detained. Relatedly, Peruvian authorities are currently conducting several high profile corruption investigations relating to the activities of certain Brazilian companies and their Peruvian partners in the construction and infrastructure sectors, which have resulted in suspension or delay of important infrastructure projects, which were otherwise operational and permitted. Due to the cooperation agreement signed between the Peruvian government and Odebrecht S.A. in 2019, additional investigations and/or corruption scandals may arise. We cannot predict how these or future corruption scandals or investigations may affect the Peruvian economy, hinder the growth of the Peruvian economy and indirectly have a material adverse effect on our business, financial condition and results of operations.

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

The dollarization of the Peruvian economy hampers monetary policy, which in turn may have an effect on our business.

Dollarization generally refers to the degree to which the U.S. dollar has displaced the sol in the economy. Despite the positive effect that it may have on reducing cross-border transaction costs and preserving purchasing power, the dollarization of the Peruvian economy has also hampered monetary policy by undermining the Central Reserve Bank of Peru’s ability to control the money supply. Despite the government’s efforts to “solarize” the economy, the high degree of dollarization of the economy affects the Peruvian financial system by forcing the Central Reserve Bank of Peru to establish high levels of reserve requirements in U.S. dollars while also adding a risk to participating banks’ balance sheets, including Interbank. An appreciation of the U.S. dollar poses a risk to us and a systemic risk to the Peruvian financial system because of the levels of U.S. dollar-denominated assets and liabilities in the Peruvian financial system. This risk comes from the potential imbalance that a bank’s clients may experience when borrowing in U.S. dollars and earning in soles. As a result, the SBS has been enacting rules aimed to make banks capable of identifying clients with potential imbalances and establishing reserves if necessary.

Under the Peruvian Banking and Insurance Law, all financial institutions regulated by the SBS (except for small-business development non-bank institutions) are required to maintain a legal reserve (encaje) for certain obligations. The Central Reserve Bank of Peru may require additional and marginal reserves. The exact level and method of calculation of the reserve requirement is set by the Central Reserve Bank of Peru, which has issued different sets of regulations for foreign and local currency-denominated obligations of banks. We cannot assure you that the Central Reserve Bank of Peru will not increase the base rate or impose additional requirements in the future, or that such changes in the regulatory environment will not have an adverse effect on our business, financial condition or results of operations.

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

As of December 31, 2020 our controlling shareholder (Intercorp Peru) owned, directly and indirectly, 70.64% of our capital stock. Actions by Intercorp Peru with respect to the disposition of any of our common shares that it beneficially owns or the perception that such actions will occur, may negatively affect the trading price of our common shares.

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

Holders of our common shares may have fewer and less well-defined rights than shareholders of a company organized in other jurisdictions, such as the United States.

We are a sociedad anónima (corporation) organized under the laws of Panama. Our corporate affairs are governed by our organizational documents and the laws of Panama. Under such documents and laws, our shareholders, and therefore holders of our common shares, may have fewer or less well-defined rights than they might have as shareholders of a corporation incorporated in other jurisdictions, such as in the United States.

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

The laws of Peru and Panama may not be as favorable to the interests of holders of our common shares as the laws of jurisdictions with which they are familiar. The application of these laws, or any conflict among them, could call into question what and how the laws of each jurisdiction should apply.

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

We are subject to different corporate disclosure and accounting standards than those holders of our common shares may be familiar with in the United States.

As a corporation organized under the laws of Panama, our corporate affairs are governed by the laws of Panama. In addition, as our common shares are listed on the Lima Stock Exchange and the majority of our subsidiaries’ operations are in Peru, we follow Panamanian and most Peruvian practices concerning corporate governance and intend to continue to do so. Financial reporting and securities disclosure requirements in Panama and Peru differ in certain significant respects from those required in the United States. There are also material differences among IFRS, SBS GAAP and U.S. GAAP. Accordingly, the information about us available to holders of our common shares will not be the same as the information available to holders of shares issued by a U.S. company. Furthermore, we recently adopted IFRS 9 and, as a result, some of our financial data may not be easily comparable from period to period.

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

Based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, relevant market and shareholder data and our current business plans, we believe that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes with respect to our 2020 and current taxable years, and we do not anticipate becoming a PFIC in the future. Characterization as a PFIC could result in adverse U.S. tax consequences to holders of our common shares if they are U.S. investors. Certain elections may be available to mitigate the consequences if we are treated as a PFIC for U.S. federal income tax purposes. See “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Companies” included elsewhere in this Annual Report on Form 20-F.

One or more of our subsidiaries could be classified as a PFIC for U.S. federal income tax purposes.

As discussed in more detail in “Taxation—United States Federal Income Tax Considerations,” U.S. investors face unique U.S. tax issues from indirectly owning interests in a PFIC that may result in adverse U.S. tax consequences to them. See “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Companies” included elsewhere in this Annual Report on Form 20-F.

If we are unable to maintain effective internal control over financial reporting in the future, our results of operations and the price of our common shares could be adversely affected.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with this Annual Report on Form 20-F, our management will be required to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting.

The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We can provide no assurance that from time to time we will not identify concerns that could require remediation. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations in the future. If we are unable to conclude that we have effective internal control over financial reporting, or if our independent registered public accounting firm is unable to provide us with an unqualified opinion regarding the effectiveness of our internal control over financial reporting in subsequent years as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common shares.

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

We are the majority owner and controlling shareholder of our subsidiaries, Interbank, Interseguro and Inteligo, which comprise our banking, insurance and wealth management segments, respectively. We are responsible for coordinating, supervising and establishing their strategy and management policies. In 2007, we conducted an initial public offering of our common shares publicly in Peru and privately outside of Peru. Our parent company is Intercorp Peru, a holding company for a group of companies operating mainly in Peru under the name “Intercorp”. Intercorp Peru’s main subsidiaries include our company and Intercorp Retail. Intercorp Retail acts as a holding company for the retail and real estate operations of Intercorp Peru in Peru. As of December 31, 2020, Intercorp Peru owns, directly and indirectly, 70.64% of IFS’ capital stock.

Interbank is an open-stock corporation (sociedad anónima abierta). Interbank was incorporated in Lima, Peru in 1897 and formerly conducted business under the names “Banco Internacional del Perú S.A.” and “Interbank”. In August 1994, as part of the government’s privatization efforts, 91% of Interbank’s share capital was acquired by Corporación Interbank, which subsequently transferred its holdings in Interbank to the Rodríguez-Pastor family through Intercorp Peru, a limited liability company organized under the laws of the Commonwealth of The Bahamas that is listed on the Lima Stock Exchange. After Interbank’s acquisition by Intercorp Peru in 1994, Interbank began conducting business under the name “Interbank” as part of a rebranding and modernization effort, and has become a leading universal bank in Peru. As of December 31, 2020, IFS holds 99.30% of the capital stock of Interbank.

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

Inteligo was incorporated under the laws of the Republic of Panama in 2006. Inteligo Bank is a corporation that was incorporated in 1995 in The Bahamas and formerly conducted business under the names of Interbank Overseas Ltd. and Blubank Ltd. Inteligo SAB is a corporation (sociedad anónima) that started operations in 1993. On July 18, 2014, the board of directors of IFS approved the acquisition of Inteligo, effective on August 1, 2014. This reorganization entailed the acquisition of 100% of Intercorp Peru’s shares in Inteligo by IFS in exchange for 19.5 million IFS common shares. Inteligo SAB is organized under the laws of Peru, and is licensed by the SMV to operate in Peru and conduct brokerage, custody, portfolio management and advisory services.

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

Although historically we have delivered returns for our shareholders supported by a strong bottom-line generation, our distribution of dividends in 2021, based on our 2020 results, were negatively affected by the COVID-19 pandemic. We first paid dividends in 2008 for a total amount of U.S.$40 million, based on U.S.$89 million net profit under SBS GAAP in 2007. In 2015, one year after Inteligo was incorporated into IFS, we declared dividends for U.S.$181 million on 2014 results, which reached S/964 million under IFRS. In 2020, dividends were U.S.$202 million based on 2019 results. In such year, net profit was S/1,450 million under IFRS. In 2021, dividends will be U.S.$88.9 million based on 2020 results. In such year, net profit was S/384 million under IFRS. Furthermore, our market capitalization has increased from U.S.$1.2 billion in 2007 to U.S.$3.7 billion as of December 31, 2020, based on a price of U.S.$32.40, as reported by the NYSE.

We also continue to make significant digital and physical infrastructure capital expenditure investments in our different segments. For a description of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures Program”.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov). The materials included in this Annual Report on Form 20-F may be downloaded at the SEC’s website: http://www.sec.gov. Any filings we make are also available to the public over the Internet at the SEC’s website at www.sec.gov and at our website at https://www.ifs.com.pe. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this Annual Report on Form 20-F.)

B.	Business Overview

Overview

IFS is a leading provider of banking, insurance and wealth management services for retail customers and commercial clients in Peru. Our purpose is to empower all Peruvians to achieve financial well-being, and as such, we have built an integrated financial services platform in the fast-growing, underpenetrated and profitable Peruvian financial system. We have invested in building a leading and scalable digital platform (mobile and online), which is rapidly being adopted by existing and new customers. Our digital platform is complemented by one of the largest distribution networks in the country which includes financial stores, ATMs, correspondent agents, dedicated sales forces, financial advisors, and call centers. Together our digital platform and distribution network provide our more than 6.0 million customers, a potential market of more than 32 million Peruvians and close to 10 million businesses with access to our products and services and a distinctive and convenient customer experience.

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

Our key strategic priority is to achieve digital excellence for our customers by providing them with a world-class, flexible and secure digital platform. We believe our digital transformation is vital to our continued growth and profitability, and for this reason we have been investing in developing the capabilities necessary to offer digital products and services to our customers. In December 2020, more than 1,718,000 retail customers used our digital platform compared to more than 600,000 in December 2017. More than 1,317,000 retail customers no longer utilize physical channels other than ATMs in December 2020. We are aiming to allow our customers to have a 100% digital relationship with us in an efficient and secure manner. We have also streamlined our physical presence and reduced the number of branches by approximately 21% since December 2017, focusing on educating our customers in the use of our digital platform. To accompany this transformation, we are in the process of redesigning our physical presence in order to better serve the evolving needs of our customers. We have substantially increased migration of low-value-added transactions to more efficient digital channels, and we have increased sales of products to existing customers, as well as increased new customer acquisition of which a growing number are being acquired digitally or “born-digital.” This process of digital customer acquisition and sales has been accelerating, for example, in December 2020, 44% of new retail clients were acquired digitally compared to 22% in December 2019, and more than 51% of sales of new products to retail customers were performed digitally compared to 42% in December 2019.

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

The following table shows the evolution of our reported net profit, dividends, ROE and ROA and our adjusted net profit, ROE and ROA, from 2018 through 2020:

	For the years ended December 31,
	2020	2020	2019	2018
	(U.S.$ in millions)(3)	(S/ in millions)
Net profit	105.9	383.5	1,450.1	1,091.4
Adjusted net profit(1)	141.9	513.9	1,479.1	1,236.2
Dividends declared for the year(2)	88.9	332.1	698.2	654.5

	For the years ended December 31,
	2020	2020	2019	2018
	(U.S.$ in millions)(3)	(S/ in millions)
ROE	—	4.5%	18.3%	16.6%
Adjusted ROE(1)	—	6.0%	18.6%	18.6%
ROA	—	0.5%	2.1%	1.8%
Adjusted ROA(1)	—	0.6%	2.2%	2.0%

(1)

Net profit, ROA and ROE for the year ended December 31, 2020, excluding S/130.4 million after taxes related to the initial negative impact on interest and similar income from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers of Interbank affected by the COVID-19 pandemic, not considering the positive impact of the recovery over time of any part of such amount, between the date of initial recording and December 31, 2020; for the year ended December 31, 2019, excluding financial expense of S/29.0 million after taxes from the execution of a liability management transaction at Interbank; and for the year ended December 31, 2018, excluding S/144.8 million, which is the aggregate effect recorded in our insurance segment’s technical reserves due to a change in accounting estimates driven by the publication by the SBS of new mortality tables. Adjusted net profit, adjusted ROA and adjusted ROE are non-GAAP accounting measures and should not be considered in isolation or as a substitute for net profit, ROA or ROE, or other performance measures. See “Presentation of Financial Information—Non-GAAP financial measures” and “Item 4. Information on the Company—Business Overview—Non-GAAP Financial Measures.”

(2)

Dividends are declared and paid in U.S. dollars. Dividends declared for fiscal year 2020 will be paid in 2021, dividends declared in 2019 and 2018 were paid in 2020 and 2019 and amounted to U.S.$202 million and U.S.$197.2 million, respectively. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends and dividends policy”.

(3)	Amounts stated in U.S. dollars as of and for the year ended December 31, 2020 have been translated from soles at the exchange rate of S/3.621 = U.S.$1.00.

As of December 31, 2020, we had total assets of S/88.2 billion (approximately U.S.$24.4 billion), total gross loans of S/43.1 billion (approximately U.S.$11.9 billion), total deposits and obligations of S/47.1 billion (approximately U.S.$13.0 billion) and shareholders’ equity of S/8.9 billion (approximately U.S.$2.5 billion).

While the business of most of our subsidiaries, except for Interbank, returned to profitability in the months following the initial outbreak of COVID-19, our consolidated net profit was materially adversely affected. For the year ended December 31, 2020, our consolidated net profit was S/383.5 million as compared to S/1,450.1 million in 2019.

We operate the following three business segments:

•

Banking: Interbank is the second largest provider of consumer loans in Peru with a 22.0% market share in terms of total gross consumer loans outstanding as of December 31, 2020, according to the SBS. Interbank is the largest provider of consumer credit card loans with a 27.5% market share and the largest provider (among non-government owned banks) of payroll deduction loans to public sector employees with a 26.7% market share as of December 31, 2020, according to the SBS. Additionally, it is the fourth largest bank in Peru in terms of outstanding retail mortgages and the fourth largest bank in Peru in terms of commercial lending, total deposits and total assets. Interbank has built one of the most convenient and extensive retail banking distribution platforms in Peru including, online banking, mobile applications, a total of 215 financial stores, 1,640 ATMs and 3,331 correspondent agents, as of December 31, 2020.

As of and for the year ended December 31, 2020, Interbank represented 77.1% of our total assets.

For the 2020 fiscal year, Interbank did not declare a dividend.

With a significant focus on the emerging middle class, Interbank has a higher percentage of retail loans, which account for 46.4% of its total loan portfolio, compared to the banking system’s average of 31.8% as of December 31, 2020.

Interbank’s CAGR in gross loans, and deposits and obligations between 2016 and 2020 was 12.1% and 13.4%, respectively. For the year ended December 31, 2020, Interbank reported a loss of S/5.7 million attributed to the effect of the COVID-19 pandemic.

•

Insurance: Interseguro is the leading provider of annuities (excluding private annuities) in Peru, with a 27.3% market share as measured by total premiums collected during 2020, according to the SBS, and is one of the leading life insurance companies in Peru. In addition, Interseguro offers private annuities, individual life insurance, disability and survivorship insurance, as well as low premium retail insurance products, including credit life, mandatory traffic accident insurance (“SOAT”), car insurance and credit card protection insurance, through a comprehensive multi-channel distribution platform which includes Interseguro’s sales force, which is a key component of Interseguro’s sales. Interseguro also distributes through Interbank, retailers and its own digital channels. Due to the COVID-19 pandemic, Interseguro retooled its sales force to provide customers with a 100% remote assistance and digital operation. Prior to the pandemic, sales in annuities and life insurance products were only conducted in-person, but digitalization of these sales was accelerated.

According to the SBS, in 2020 Interseguro was the second largest insurance company measured by reserves, driven both by organic growth and the acquisition of Seguros Sura in November 2017, which both improved its ROE and doubled its asset size.

As of and for the year ended December 31, 2020, Interseguro represented 17.4% of our total assets.

For the 2020 fiscal year, Interseguro declared a dividend of S/200 million (or U.S.$55.2 million), which represents 59.2% of total dividends to be received by IFS. For the year ended December 31, 2020, Interseguro’s net profit was S/141.1 million and its ROE was 18.9%.

•

Wealth management: Inteligo is a provider of wealth management services, which includes banking, financing, brokerage and investing activities for high net worth individuals through three operating subsidiaries: Inteligo Bank, Inteligo SAB (brokerage) and Interfondos (mutual funds).

As of and for the year ended December 31, 2020, Inteligo represented 4.9% of our total assets.

For the 2020 fiscal year, Inteligo Bank declared a dividend of U.S.$38 million (or approximately S/137.6 million), which represents 40.8% of total dividends to be received by IFS.

Inteligo’s CAGR in assets under management was 8.1% between 2016 and 2020. In addition, for the year ended December 31, 2020, Inteligo’s net profit was S/243.1 million and ROE was 28.0%.

The following tables provide certain financial and other information about our three business segments for the period indicated.

			As of and for the year ended December 31, 2020
	Assets		Equity		Net Profit/(Loss)		Adjusted Net Profit/ (Loss)(1)
	(S/ in millions)%		(S/ in millions)%		(S/ in millions)%		(S/ in millions)%
Banking	68,038.6	77.1%	6.224.5	69.5%	(5.7)	(1.5)%	124.7	24.3%
Insurance	15,311.3	17.4%	935.3	10.4%	141.1	36.8%	141.1	27.5%
Wealth management	4,308.6	4.9%	1.074.9	12.0%	243.1	63.4%	243.1	47.3%
Holding and eliminations(2)	577.5	0.7%	719.2	8.0%	5.0	1.3%	5.0	1.0%

Total	88,236.0	100.0%	8.953.9	100.0%	383.5	100.0%	513.9	100.0%

(1)

Adjusted net profit of the banking segment, for the year ended December 31, 2020, is calculated excluding S/130.4 million after taxes related to the negative impact on interest and similar income from as a result of the modification of contractual cash flows due to the loan rescheduling schemes offered to customers of Interbank affected by the COVID-19 pandemic, not considering the positive impact of the recovery over time of any part of such amount, between the date of initial recording and December 31, 2020. Adjusted net profit is a non-GAAP financial measure and should not be considered in isolation or as a substitute for net profit, or other performance measures. See “Presentation of Financial Information—Non-GAAP financial measures” and “Item 4. Information on the Company—Business Overview—Non-GAAP Financial Measures.”

(2)	Holding and eliminations corresponds to expenses of IFS and elimination of intercompany transactions.

The following table provides relevant information about dividends declared by each of our subsidiaries:

	SBS GAAP						IFRS
	Interbank			Interseguro			Inteligo Bank
	For the years ended December 31,
	2020	2019	2018	2020	2019	2018	2020	2019	2018
	(S/ in millions)						(U.S.$ in millions)
Net profit for the period(1)	264.9	1,221.5	1,040.1	256.6	435.9	361.1	71.6	58.1	56.2
Dividends declared(2)	—	302.3	467.0	200.0	200.0	245.0	38.0	30.0	40.0
Payout ratio	—	24.7%	44.9%	77.9%	45.9%	67.8%	53.1%	51.6%	71.2%

(1)

For Interbank and Interseguro, this information is calculated using SBS GAAP. This table is presented in this manner because our Peruvian subsidiaries pay dividends to us on the basis of SBS GAAP and Inteligo pays dividends to us on the basis of IFRS. In all cases, the information is derived from stand-alone information from each entity.

(2)	Represents dividends for the fiscal year which are declared and paid in the following year.

The following tables provide certain financial and other information about our consolidated business.

	As of and for the year ended December 31,
	2020	2020	2019	2018	2017 (restated)(1)	2016 (restated)(1)
	(U.S.$ in millions)(2) (3)	(S/ in millions)
Balance Sheet and Income Statement Items
Total assets	24,367.9	88,236.0	71,562.3	63,744.4	60,394.5	51,719.4
Total gross loans	11,897.8	43,081.9	38,257.1	34,055.2	29,174.7	27,907.5
Total deposits and obligations	13,021.1	47,149.3	38,093.2	33,682.0	32,607.6	30,097.9
Total equity, net	2,472.8	8,953.9	8,903.4	7,088.5	5,836.9	4,998.3
Net profit (attributable to IFS’ shareholders)	105.8	383.3	1,441.3	1,084.3	1,027.4	944.6
Other Information
Adjusted net profit (attributable to IFS’ shareholders)(4)	—	513.7	1,470.3	1,229.1	N/A	N/A

	As of and for the year ended December 31,
	2020	2019	2018
Profitability Ratios
Net interest margin(5)	4.5%	5.3%	5.4%
Risk adjusted NIM(6)	1.4%	4.1%	4.3%
Efficiency ratio(7)	32.2%	34.4%	35.7%
ROA	0.5%	2.1%	1.8%
Adjusted ROA(4)	0.6%	2.2%	2.0%
ROE	4.5%	18.3%	16.6%
Adjusted ROE(4)	6.0%	18.6%	18.6%

	2020	2019	2018
Asset Quality and Capitalization
Past-due-loans as a % of total gross loans(8)	3.3%	2.5%	2.5%
Cost of risk(9)	5.8%	2.1%	2.1%
Core equity tier 1 ratio of Interbank(10)	11.5%	11.6%	10.6%

	As of and for the year ended December 31,
	2020	2019	2018	2017	2016
Distribution Network and Customers
Financial stores	215	256	270	273	289
ATMs	1,640	1,598	1,975	2,052	2,159
Correspondent agents(11)	3,331	3,241	2,506	2,505	2,935
Number of digital customers(12)	1,718,005	1,221,766	882,437	620,448	454,194
Percentage of digital users(12)(13)	75%	63%	53%	40%	30%

(1)

Our consolidated financial information for 2017 and 2016 was restated as a result of a voluntary change in accounting policy regarding our method of accounting the variation in market interest rates on insurance contract liabilities. See Note 3.4(d) to our audited annual consolidated financial statements.

(2)	Amounts stated in U.S. dollars as of and for the year ended December 31, 2020 have been translated from soles at the exchange rate of S/3.621 = U.S.$1.00.
(3)	Except for percentages and ratios and distribution and customer data.
(4)

Adjusted net profit, adjusted ROA and adjusted ROE for the year ended December 31, 2020, excluding S/130.4 million after taxes related to the negative impact on interest and similar income from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers of Interbank affected by the COVID-19 pandemic, not considering the positive impact of the recovery over time of any part of such amount, between the date of initial recording and December 31, 2020; for the year ended December 31, 2019, are calculated excluding financial expense of S/29.0 million after taxes from the execution of a liability management transaction at Interbank; and for the year ended December 31, 2018, are calculated excluding the effect of S/144.8 million due to a change in accounting estimates driven by the publication by the SBS of new mortality tables. Net profit was not adjusted for 2017 and 2016. For the year ended December 31, 2019, adjusted net profit for the banking segment is calculated excluding (i) financial expense of S/29.0 million after taxes from the execution of a liability management transaction and (ii) the gain of S/32.4 million after taxes on the sale of Interfondos to Inteligo, which is eliminated upon consolidation. For our wealth management segment, we defined adjusted net profit as net profit excluding financial expense of S/3.8 million related to the amortization of assets acquired as part of the Interfondos discussed above, which is also eliminated upon consolidation. Adjusted net profit, adjusted ROE and adjusted ROA are non-GAAP financial measures and should not be considered in isolation or as a substitute for net profit, ROE or ROA, or other performance measures. See “Presentation of Financial Information—Non-GAAP financial measures” and “Item 4. Information on the Company—Business Overview—Non-GAAP Financial Measures.”

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

(8)	At end of period. See “Presentation of Financial Information—Loan Portfolio Data”.
(9)	Cost of risk is defined as impairment loss on loans, net of recoveries divided by average gross loans.
(10)	Calculated for Interbank only pursuant to SBS regulations.
(11)	ASBANC estimates, for 2016-2019 and Company estimates for 2020.

(12)	In the month of December for each full year.
(13)	Percentage of digital users over total clients that interact with Interbank.

Non-GAAP Financial Measures

In this Annual Report on Form 20-F, we use adjusted net profit, adjusted ROE and adjusted ROA. These measures are not calculated in accordance with IFRS and we collectively refer to these as non-GAAP financial measures. For more information see “Presentation of Financial Information—Non-GAAP Financial Measures”.

The following table presents adjusted net profit, adjusted ROE and adjusted ROA on a consolidated basis and for each of or three business segments, as of and for the years ended December 31, 2020, 2019 and 2018:

	As of December 31, 2020
	Net profit	Adjustment (1)	Adjusted Net Profit	Average total assets	ROA	Adjusted ROA	Average total equity	ROE	Adjusted average total equity	Adjusted ROE
Banking	(5.7)	130.4	124.7	60,922.4	0.0%	0.2%	6,140.0	(0.1)%	6,166.1	2.0%
Insurance	141.1	—	141.1	14,285.2	1.0%	1.0%	748.6	18.9%	748.6	18.9%
Wealth Management	243.1	—	243.1	4,215.9	5.8%	5.8%	868.0	28.0%	868.0	28.0%
Holding and eliminations	5.0	—	5.0	456.8	—	—	758.5	—	758.5	—

Total	383.5	130.4	513.9	79,880.4	0.5%	0.6%	8,515.1	4.5%	8,541.2	6.0%

(1)

Adjusted net profit of the banking segment, for the year ended December 31, 2020, is calculated excluding S/130.4 million after taxes related to the negative impact on interest and similar income from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers of Interbank affected by the COVID-19 pandemic, not considering the positive impact of the recovery over time of any part of such amount, between the date of initial recording and December 31, 2020. Adjusted net profit is a non-GAAP financial measure and should not be considered in isolation or as a substitute for net profit, or other performance measures. See “Presentation of Financial Information—Non-GAAP financial measures.”

	As of December 31, 2019
	Net profit	Adjustment (1)	Adjusted Net Profit	Average total assets	ROA	Adjusted ROA	Average total equity	ROE	Adjusted average total equity	Adjusted ROE
Banking	1,228.5	(3.4)	1,225.2	50,536.3	2.4%	2.4%	5,783.6	21.2%	5,763.5	21.3%
Insurance	130.4	—	130.4	13,382.1	1.0%	1.0%	921.4	14.2%	921.4	14.2%
Wealth Management	200.3	3.8	204.0	3,910.5	5.1%	5.2%	812.3	24.7%	813.1	25.1%
Holding and eliminations	(109.1)	28.6	(80.5)	99.1	—	—	411.2	—	436.3	—

Total	1,450.1	29.0	1,479.1	67,928.0	2.1%	2.2%	7,928.5	18.3%	7,934.3	18.6%

(1)

Adjusted net profit of the banking segment, for the year ended December 31, 2019, is calculated excluding (i) financial expense of S/29.0 million after taxes from the execution of a liability management transaction and (ii) the gain of S/32.4 million after taxes on the sale of Interfondos to Inteligo, which is eliminated upon consolidation. For our wealth management segment, we defined adjusted net profit as net profit excluding financial expense of S/3.8 million related to the amortization of assets received as part of the acquisition of Interfondos, which is also eliminated upon consolidation. Adjusted net profit is a non-GAAP financial measure and should not be considered in isolation or as a substitute for net profit, or other performance measures. See “Presentation of Financial Information—Non-GAAP financial measures.”

	As of December 31, 2018
	Net profit	Adjustment (1)	Adjusted Net Profit	Average total assets	ROA	Adjusted ROA	Average total equity	ROE	Adjusted average total equity	Adjusted ROE
Banking	1,010.9	—	1,010.9	45,515.7	2.2%	2.2%	4,994.3	20.2%	4,994.3	20.2%
Insurance	(61.5)	144.8	83.3	12,388.1	(0.5)%	0.7%	803.7	(7.6)%	890.5	9.4%
Wealth Management	197.5	—	197.5	3,314.3	6.0%	6.0%	768.0	25.7%	768.0	25.7%
Holding and eliminations	(55.6)	—	(55.6)	(145.5)	—	—	(7.3)	—	(7.3)	—

Total	1,091.4	144.8	1,236.2	61,072.6	1.8%	2.0%	6,558.8	16.6%	6,645.6	18.6%

(1)

Adjusted net profit of the insurance segment, for the year ended December 31, 2018, is calculated excluding the effect of S/144.8 million due to a change in accounting estimates driven by the publication by the SBS of new mortality tables. Adjusted net profit is a non-GAAP financial measure and should not be considered in isolation or as a substitute for net profit, or other performance measures. See Note 3.4(d) to our audited annual consolidated financial statements and “Presentation of Financial Information—Non-GAAP financial measures.”

The following tables reflect the reconciliation of adjusted net profit, adjusted ROE and adjusted ROA on a consolidated basis as of and for the year ended December 31, 2020, 2019 and 2018.

	For the year ended December 31,
	2020	2019	2018
	(S/ in millions)
Net profit (A)	383.5	1,450.1	1,091.4
Finance expenses from Interbank’s liability management (B)	—	29.0	—
Modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 (C)	130.4	—	144.8
Adjusted net profit (D) = (A) + (B) + (C)	513.9	1,479.1	1,236.2
Average total equity (E)	8.515.1	7,928.5	6,558.8
ROE (A) / (E)	4.5%	18.3%	16.6%
Adjusted average total equity (F)	8,541.2	7,934.3	6,645.6
Adjusted ROE (D) / (F)	6.0%	18.6%	18.6%
Average total assets (G)	79,880.4	67,928.0	61,072.6
ROA (A) / (G)	0.5%	2.1%	1.8%
Adjusted ROA (D) / (G)	0.6%	2.2%	2.0%

Market Opportunity

We believe that the ongoing growth of the Peruvian economy, the expanding middle class, the growth of private wealth creation in Peru, the low penetration of financial services and the well-capitalized and profitable Peruvian financial system offer significant opportunities for our continued growth. Moreover, the economic impact caused by the ongoing COVID-19 pandemic and the response measures implemented by the Peruvian government opened up new opportunities to accelerate our digital transformation and growth in deposits and loans, enabling us to efficiently acquire and serve more clients, while providing distinctive and convenient customer service and greater access and inclusion to financial services to previously underserved Peruvians.

Growing economy with solid macroeconomic fundamentals

Although the effects of the COVID-19 pandemic that led to a GDP contraction of 11.1% in 2020 in Peru (compared to contractions of 6.8% in Colombia, 6.0% in Chile, 8.2% Mexico and 4.1% in Brazil), prior to the pandemic, Peru’s average GDP growth rate was 3.2% between 2015 and 2019, according to the World Bank, a higher rate than those of Peru’s peer countries in Latin America during the same period (Colombia at 2.4%, Chile at 2.0%, Mexico at 2.0%, and Brazil at negative 0.6%). Additionally, Peru’s average inflation rate was 2.7% between 2015 and 2019, which was lower than the inflation rates of each of the peer countries in Latin America during the same period (Brazil at 5.7%, Colombia at 4.7%, Mexico at 4.0% and Chile at 3.1%). The Peruvian government’s prudent management of the economy, conservative fiscal policy, coupled with the Central Reserve Bank of Peru’s cautious management of inflation and international reserves have contributed to economic development, increased internal consumption and strong macroeconomic fundamentals, including low levels of public debt, low inflation, low fiscal deficit and high levels of international reserves. Peru’s strong track record of macroeconomic policy credibility, consistency and ability to adapt to changes has helped it to achieve investment grade ratings of A3 by Moody’s Investor Service (“Moody’s”), BBB+ by Standard & Poor’s Rating Services (“S&P”) and BBB+ by Fitch Ratings Ltd. (“Fitch”) as of December 31, 2020. On June 3, 2020, in light of the COVID-19 pandemic, Fitch reduced Peru’s local currency rating from A- to BBB+. In its most recent forecast as of March 2021, the Central Reserve Bank of Peru has estimated real GDP growth for Peru of 10.7% for 2021 and 4.5% for 2022, as compared to an 11.1% decrease registered in 2020.

Expansion of the middle class and affluent population

The core of our customer base is Peru’s growing middle class and affluent population. According to INEI, the poverty rate in Peru has declined to 20.2% in 2019, from 30.8% in 2010, and GDP per capita in U.S. dollars has grown from U.S.$5,082 in 2010 to U.S.$6,978 in 2019, according to the World Bank. Peru has a total population of 32.8 million, and according to the Asociación Peruana de Empresas de Investigación de Mercados (APEIM), Peru’s middle and upper socioeconomic segments (segments A, B and C) have significantly expanded and, as of 2019, represented 51% of the population compared to 42% in 2010. We believe that the increase in the number of people belonging to the middle class and affluent population creates a greater need for financial services, particularly for increasingly sophisticated banking, insurance and wealth management products. The expansion of these segments of the population drives growth and profitability across our business. Additionally, based on macroeconomic trends, we expect the number of high net worth individuals in Peru and the size of their investable assets to continue to grow and further increase the market for wealth management services.

Low financial services penetration

We believe that growth potential in Peru’s financial services sector continues to be significant. Despite sustained recent growth of 8.5% CAGR in total gross loans between 2016 and 2020, banking penetration in Peru, measured as the ratio of loans-to-GDP, was 45.8% as of December 31, 2020, according to the SBS and the Central Reserve Bank of Peru. This increase represents a significant improvement over the 37.2% registered as of December 31, 2019, and is mainly explained by the execution of programs such as Reactiva Peru. We believe this demonstrates that it is feasible to rapidly increase financial penetration in Peru through these types of programs. Moreover, within the retail banking segment, we believe that penetration potential is even more significant in mortgages given that as of December 31, 2020, there were approximately 0.2 million mortgages outstanding in Peru for a population of approximately 32.8 million, compared to approximately 1.9 million mortgages outstanding in Chile for a population of approximately 19.5 million. Similarly, according to industry sources, insurance penetration in Peru, measured as the ratio of premiums-to-GDP as of December 31, 2019, is estimated to be 1.8%, which is lower than the average ratio of 3.0% for the group of peer countries in Latin America, and less than half the ratio of 4.7% for Chile.

Introduction of Reactiva Peru government-sponsored credit guarantee program amidst the COVID-19 pandemic

In response to the COVID-19 pandemic, in April 2020, the Peruvian government introduced a S/30 billion credit guarantee program (“Reactiva Peru”). The program, which was subsequently expanded to S/60 billion, was designed to ensure the continuity of payments to lenders and stabilize the economy by allowing Peruvian banks to originate low interest-rate, Central Bank-funded, commercial loans, guaranteed between 80% and 98% by the Peruvian government. This program allowed companies to obtain working capital loans and comply with their short-term obligations to workers and suppliers of goods and services. As initially designed, the Reactiva Peru loans will have a maximum duration of 36 months with a 12-month grace period. Given the low risk and their interest in supporting the financial needs of their customers, Peruvian banks have been growing their Reactiva Peru loan segments substantially. In 2020, according to the Central Bank, loans to the private sector grew 12.3% mainly due to disbursements under the Reactiva Peru program. Excluding the effect of the Reactiva Peru program, loans to the private sector would have decreased 4.6% in 2020. In March 2021 the Peruvian government approved an initiative to provide further relief for loans disbursed under the Reactiva Peru program, by providing for a rescheduling process for such loans, including a new grace period of up to 12 months. The rescheduling program covers up to S/16 billion (27% of the initial program) in loans disbursed and companies will have until July 15, 2021 to request the rescheduling of their outstanding loans under certain conditions, which will be assessed by the respective financial institutions according to the size of the company and of the loan that was initially granted.

These measures may help to alleviate the financial burden of some customers within the financial system, paving the way for the rollover of such debts during normalized conditions after the Reactiva Peru loans mature. As such, banks may be able to extend their respective credit facilities and maintain increased loans within the customer segments who benefit from the Reactiva Peru program.

Systemic loan rescheduling schemes in response to the COVID-19 pandemic

Customers of the Peruvian financial system have been able to request the rescheduling of their debts and postponement of their obligations under different schemes implemented in response to the COVID-19 pandemic, some of which do not require payment of additional interest or fees. As of January 1, 2021, S/82.0 billion, or approximately 24% of the banking system’s loan portfolio, had been rescheduled, of which S/44.2 billion were retail loans (approximately 41% of the banking system’s retail loan portfolio) and S/37.7 billion were commercial loans (approximately 17% of the banking system’s commercial loan portfolio) according to ASBANC. As of December 31, 2020, loans that were subject to some kind of rescheduling represented S/10.5 billion or 25.2% of Interbank’s total portfolio. Of these, S/7.5 billion were retail loans (39.1% of Interbank’s total retail loans), and the remaining S/3.0 billion were commercial loans (13.2% of Interbank’s total commercial loans).

Well-capitalized financial system

As a result of sound regulation and prudent management, the Peruvian financial system is well-capitalized, according to figures published by the SBS. Gross loans in Peru (measured in soles) have grown at a CAGR of 8.5% between December 31, 2016 and December 31, 2020, while the banking system’s asset quality has remained strong with a ratio of past-due loans as a percentage of total gross loans of 3.8% and a ratio of impairment allowance for loans as a percentage of past-due loans of 177.7% as of December 31, 2020, according to the SBS. Capitalization of the Peruvian banking system has consistently been well above regulatory requirements with a total capital ratio of the banking system of 15.5% as of December 31, 2020, according to the SBS. Interbank’s capitalization ratio was 17.0% and Interseguro’s regulatory solvency ratio was 165.7%, according to the SBS as of December 31, 2020.

Development of new technologies and distribution channels

There are many technological trends currently impacting the financial services industry worldwide. For example, the penetration of cell phones, Internet and the 5G mobile network, the ability to process large quantities of data through big data, cloud and machine learning, and the opportunity to utilize robotics and artificial intelligence. As a result, many large banks have started digital transformations with large increases in their level of technological investments and are working on developing their product offerings.

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

Competitive Strengths

We have established a premier financial group with leading market positions in each of our primary business segments. We believe that our market share, focus on targeted and profitable segments, scale and highly recognized and trusted brands, combined with adoption of innovative technologies, a well-structured digital platform and increasing integration across our business segments, strongly position us to capitalize on the future expansion of the Peruvian economy.

Leading financial services provider focused on retail customers and highly attractive businesses

We target retail customers and growing and profitable businesses in Peru. We have highly recognized and trusted brands in each of our segments, Interbank in banking, Interseguro in insurance and Inteligo in wealth management. Within our banking segment, Interbank focuses primarily on retail banking, where we believe we are able to obtain higher profitability, with 46.4% of its loan portfolio constituting retail loans, compared to 31.8% for the Peruvian banking system, as of December 31, 2020, according to the SBS. Interbank is the second largest provider of consumer loans among banks in Peru, with a 22.0% market share as measured by gross consumer loans as of December 31, 2020, compared with 24.7% for BCP, 16.9% for Scotiabank and 12.6% for BBVA. Interbank is also the largest provider of consumer credit card loans among banks in Peru, with a 27.5% market share by credit card loans, and the largest privately owned bank provider of payroll deduction loans to public sector employees, with a 26.7% market share by payroll deduction loans, in each case as of December 31, 2020.

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

Our commercial banking business serves a range of clients spanning large corporates, mid-corporates and SMEs. We are focusing on increasing our market share in mid-corporates and SMEs while maintaining our large corporate business with a profit-oriented approach. In this context, our participation in the Reactiva Peru program allowed us to start new business relationships with clients from the mid-corporate and SME segments, reaching a market share of 7.9% for mid-corporates and 6.9% for SMEs as of December 31, 2020, according to the SBS. We believe that these segments will continue to provide additional growth opportunities in the coming years. Moreover, our overall commercial loan portfolio provides us with a lower risk component that balances our total loan portfolio.

We believe that Interseguro provides us with a fast-growing and profitable business. In our insurance segment, Interseguro is the leading provider of annuities in Peru, despite the effect of the COVID-19 pandemic, with a market share of total annuities (excluding private annuities) of 27.3% as measured by premiums collected for the year ended December 31, 2020, according to the SBS. We focus on the middle class and affluent population in Peru, a segment we believe is substantially underpenetrated in insurance services. During April 2016, the Peruvian Congress enacted a law that allowed retirees to withdraw up to 95.5% of their accumulated capital in cash in their mandatory pension account upon retirement, resulting in a significant reduction of retirement annuities sold by Peruvian insurance companies, including Interseguro. In this context, in order to keep its position as a leading provider in annuities, in 2016, Interseguro launched its private annuities product which allows retirees to receive a fixed income either for life or a fixed period. As of the date of this Annual Report on Form 20-F, most of the customers of private annuities and their funds originate from retirees who choose to buy a product from an insurance company rather than from a private pension fund. Interseguro is also a leading provider of life insurance with the acquisition of Seguros Sura and we believe this market provides an additional opportunity for growth. Finally, the company’s digital channels are taking a leading role inside the company’s structure.

Within our wealth management segment, Inteligo is well positioned to capture an increasing share of the number of wealthy individuals and their related wealth resulting from economic growth in Peru. Inteligo’s CAGR in assets under management was 8.1% between December 31, 2016 and December 31, 2020. We believe that both Inteligo’s position as a provider of tailored wealth management services and its ability to provide its customers with both local and international investment products will help increase its share of wallet among high-net-worth individuals, while delivering high levels of growth and profitability.

Track record of sustained growth supported by our strong market share and high profitability

Our strong track record of growth is supported by our increased market share, improvements in efficiency, and high profitability across our business segments. At Interbank, we have gained significant market share over the years. Our market share in total gross loans has increased from 9.4% in 2007, to 11.1% in 2015, and increased to 12.8% in 2020, while our market share in total deposits has grown from 9.3% in 2007, to 12.1% in 2015, and increased to 13.3% in 2020. We are focused primarily on retail banking because we believe that it presents significant growth opportunities and higher profitability. In retail banking, Interbank’s outstanding retail loans, including consumer and mortgage loans, decreased 3.8% between December 2019 and December 2020, as compared to the 1.4% decrease registered for the Peruvian banking system, according to the SBS. Our market share was 27.5% in credit card loans in December 2020, the largest in the market. In the same period, Interbank has held a strong position across retail products, with market shares of 17.3% and 18.6% of total retail loans in 2016 and December 2020, respectively, according to the SBS. With respect to mortgage loans, Interbank’s market share increased from 13.1% in 2016 to 15.1% in December 2020, according to the SBS. Interbank’s increasing market shares have been accompanied by high profitability, with ROE averaging 18.3% compared to 15.9% for the Peruvian banking system, from 2016 to 2020. The commercial banking division at Interbank has also grown faster than the Peruvian banking system, and was recently boosted by our participation in the Reactiva Peru program. Interbank’s outstanding commercial loans grew 38.4% between December 2019 and December 2020, as compared to the 22.9% increase registered for the system, according to the SBS.

Interseguro’s positioning in the industry increased, with market shares in annuities by premiums (excluding private annuities) of 22.7% in 2007, 24.5% in 2015 and 27.3% in December 2020. Interseguro’s assets increased at a CAGR of 23.4% compared to 9.2% for the Peruvian insurance industry between 2016 and 2020. Between 2016 and 2020, Interseguro’s ROE averaged 25.8% compared to 14.7% for the Peruvian insurance industry, both according to the SBS. Interseguro’s recent results have been driven in large part by the acquisition of Seguros Sura. Interseguro’s ROE was 18.0% for the year ended December 31, 2020, according to the SBS.

Inteligo’s assets under management grew at a CAGR of 8.1% between 2016 and 2020. Similarly, net profit grew at a CAGR of 8.0% between December 31, 2016 and December 31, 2020, supported by both strong fees on assets under management and consistently positive results on investments. Inteligo’s ROAE averaged 26.1% for the three-year period ended December 31, 2020. Inteligo’s ROAE was 28.0% for the year ended December 31, 2020.

Digital suite of products and services with rapidly increasing levels of adoption

IFS is striving to reshape the banking space in Peru, creating a new digital experience driven by convenience and simplicity. Although we believe physical channels are still necessary in an underpenetrated financial system like Peru’s, our digital platform has substantially increased our customers’ interactions with Interbank and provided us with new business opportunities to build on consumer loyalty and cross-sell services, as well as accelerate new customer acquisition and inclusion of previously underserved segments of the population, including individuals, entrepreneurs and micro-businesses. Additionally, our agile framework enabled us to act on opportunities that emerged as a result of the COVID-19 pandemic and allowed us to create and provide the only digital wallet available in the first disbursement of monetary transfers offered by the Peruvian government to the people most affected by the crisis. We have a wide offering of digital products and services for existing and new clients, enabling them to get what they want, when they want it, and how they want it.

We believe our digital platform is one of our competitive advantages as evidenced by our increased market share. In 2020, Interbank relaunched one mobile application, targeting P2P and P2MB transactions, and made available a new digital service for the usage of mobile banking: (i) Tunki, which is a free application that allows users to create a 100% digital mobile wallet and that doesn’t require them to have an account with Interbank; and (ii) Plin which is a digital service that allows users to transfer money among account holders at Interbank, Scotiabank, BBVA, BanBif, and, beginning in 2021, Caja Arequipa, using their mobile number, as well as enabling customers to pay small merchants free of charge using only the recipient’s mobile number or a QR code. As a result of the lockdown put in place in Peru in the spring of 2020, Interbank’s customers have increased the use of digital channels to interact with us, such as using them to pay for utility bills, credit cards and money transfers, transactions that previously were often executed by some customers at our financial stores. Moreover, as of December 31, 2020, the number of Tunki users was 762,000, with 307,000 accounts opened in 2020; and during Plin’s first year live, the total number of users reached 2,628,000, of which Interbank’s share was 39%. Tunki’s exponential growth is partially explained by its new functionality which allows families to receive the Peruvian government’s COVID-19 related financial aid digitally.

As of December 2020, 75.3% of Interbank’s retail customers interacted digitally with the bank, up from 62.2% in December 2019, and 100% digital customers reached 57.8% in December 2020 up from 31.9% in December 2019. Our digital transformation allows our customers to interact more frequently with us and customers’ monthly interactions through our digital platform increased substantially, from 19.4 times per month in December 2019 to 20.4 times per month in December 2020, while interactions in branches decreased from 2.3 times to 2.1 times in the same period. Our penetration of digital sales increased to 50.7% from 42.4% in December 2019, while self-service transactions increased to 57.8% from 47.2% in the same period.

Furthermore, digital customer acquisition, or clients that were ‘born digital’, reached approximately 44,000 in December 2020, or 44.2% of new individual clients, compared to approximately 16,000 in December 2019, 21.6% of new individual clients. Similarly, we are continuously improving our digital capabilities for SME and corporate clients, enhancing our value-added proposition and tools to foster our commercial customers’ growth despite the disruptions caused by the COVID-19 pandemic. For example, we have streamlined our account opening process for businesses (“Cuenta Negocios”) from 15 days to a digital 10-minute process, which allowed us to 100% digitally assist our SME customers that required an account to apply for government facilities. This innovation has driven growth in customer acquisition for small companies through our digital platform, accounting for 54% of our total new small business accounts in December 2020 compared to 70% in December 2019.

Supported by our digital platform, we have also increased the number of products held by a digital customer. The number of products held by our digital customers has increased 164% from December 2019 to December 2020. As a result of the growth in digital customers, the cross-selling ratio for such clients decreased from 2.00 products per digital customer in December 2019 to 1.86 products per digital customer in December 2020. The cross-selling ratio is calculated as the sum of the number of products held by any given group of customers divided by the number of customers in such group. Similarly, the number of products held by our total customers increased by 5.2%, however, given the growth in our total customer base, this resulted in a lower cross-selling ratio for total customers, which decreased from 1.70 products per customer in December 2019 to 1.61 products per customer in December 2020.

As part of our digital transformation, we have introduced new technologies and processes which enable us to improve time-to-market of new solutions. We have also made significant changes in the way we work. We are currently working with 84 teams using an agile framework on a number of projects, ranging from applications, digital products, new functionalities, and we are currently exploring different solutions targeting new customer segments and piloting new initiatives. For example, we have an innovation lab called “LaBentana”, which focuses on continuous innovation and development of new ideas and pilot initiatives, using design thinking methodologies developed together with the consulting firm IDEO.

Convenient and innovative nationwide omni-channel distribution network with a distinctive customer-oriented approach

We believe that our convenient and innovative nationwide retail distribution network together with a dedicated sales force and financial advisors, allow us to better reach our customers, and this combination has differentiated us from our competitors. Interbank has one of the most convenient and extensive retail banking distribution networks in Peru and is currently present in almost all of Peru’s regions. Our focus on digital transformation allows us to help our customers to interact with us in an easier and more efficient way and allows customers to migrate from the use of physical infrastructure to digital platforms. For instance, we have shifted monetary transactions operated through our branches to digital channels. Total monetary transactions have been increasing at a CAGR of 13.1% from 2016 to 2020 driven by monetary transactions through our mobile and internet banking which have increased at a 78.1% CAGR for the corresponding period, even though monetary transactions through our financial stores have been decreasing at a CAGR of 15.9% from 2016 to 2020. We believe this optimization of our distribution footprint has enabled us to reach our clients more efficiently, allowing them to perform transactions when and how they want to, at lower marginal costs for Interbank.

Interbank has built a convenient omni-channel distribution network in Peru, serving over 4.0 million customers. As of December 31, 2020, Interbank had 215 financial stores and operated the third-largest ATM network in Peru with 1,640 ATMs, which includes one of the largest out-of-branch ATM network (under our Global Net brand). Interbank has the largest number of financial stores inside supermarkets in Peru. Moreover, with the intention of providing underserved customers with more convenient services, Interbank operates a network of correspondent agents, called Interbank Agentes. The correspondent agent concept consists of providing third-party commercial establishments with low-cost electronic terminals which allow Interbank’s customers to perform basic cash-based operations such as cash withdrawals, credit card and bill payments, and deposits at a lower marginal cost to Interbank relative to transactions performed in our financial stores. As of December 31, 2020, Interbank had 3,331 correspondent agents.

Since 2013 and in line with our strategy, we have implemented a profitability model for financial stores and ATMs which ranks them according to certain profitability metrics relevant to each distribution channel. This has allowed us to identify the less profitable units in order to close them and to prioritize new openings in more strategic locations with higher demand for value-added financial services. As a result, the number of financial stores, which peaked at 290 in 2016, has decreased by 25.9% to 215 as of December 31, 2020, while productivity of financial stores, measured as the volume of retail deposits sold per branch, has increased. This drove retail deposits per branch to grow from approximately S/40.5 million per branch as of December 2016 to approximately

S/96.8 million per branch as of December 2020. Likewise, Interbank’s market share in retail deposits under SBS GAAP grew from 12.8% as of December 31, 2016 to 13.9% as of December 31, 2020. Additionally, the number of ATMs has decreased to 1,640 in December 2020 from 2,159 in 2016. Furthermore, the number of Interbank and Interseguro sales agents has increased from 897 in 2016 to 899 in 2020, while call center agents decreased from 390 to 322 in the same period. Given the lockdown implemented by the Peruvian government in the spring of 2020 in response to the COVID-19 pandemic, the call center became a more relevant channel to interact with our customers as well as to answer questions regarding assistance to help address the crisis. Likewise attending to queries via Whatsapp also became a common and efficient point of contact with our customers.

Interseguro offers and sells its annuities and individual life insurance products through its own dedicated sales force to ensure the delivery of high-quality service and advice to customers. Interseguro’s specialized sales force is trained to provide a differentiated service for various customer types. As of December 31, 2020, Interseguro employed 103 agents exclusively dedicated to selling annuities and 287 agents to selling life insurance products. As a result of the COVID-19 pandemic, the commercial activity of the sales force was suspended and the sales force was granted paid leave from mid-March to mid-May, but, since then, it has since gradually resumed its commercial activities. Due to the COVID-19 pandemic, Interseguro retooled its sales force to provide customers with a 100% remote assistance and digital operation. Prior to the pandemic, sales in annuities and life insurance products were only conducted in-person, but digitalization of these sales was accelerated.

In addition to its own sales force, Interseguro leverages on the retail distribution capabilities of Interbank and those of Intercorp and of Intercorp Retail to offer simple low-cost premium insurance products, such as credit life insurance, SOAT, card protection, loan protection, extended warranty and accident insurance.

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

Interbank’s underwriting procedures are based on strong analytics and proprietary models. Additionally, Interbank’s investments in technology and improvements in its ability to process and apply data have enriched our risk models and enhanced their accuracy and predictiveness. Interbank’s credit risk policies are approved by its risk committee and board of directors. Despite Interbank’s concentration in retail loans, which tend to have higher levels of delinquency, Interbank’s past-due loans as a percentage of total gross loans ratio as of December 31, 2020 was 3.4%, lower than the 3.9% average of the three largest banks in Peru. As of December 31, 2020, Interbank’s past-due loans coverage ratio was 202.3%, which compares favorably with the average for the Peruvian banking system of 177.7%, according to the SBS. In general, coverage ratios for Peruvian banks increased during 2020 due to the higher impairment allowances recorded as a consequence of the risks and uncertainties arising from the COVID-19 pandemic, in particular related to those loans that have been rescheduled.

Interbank’s capitalization ratio, which is calculated as Interbank’s regulatory capital divided by its risk-weighted assets, was the highest compared to the other three largest banks. Additionally, as of December 31, 2020, Interbank’s capitalization ratio stood at 17.0% as compared to 15.5% for the Peruvian banking system, according to the SBS. The minimum capitalization ratio required by Peruvian banking regulations is 10.0% plus an additional capital requirement which depends on certain levels of loan concentration in each institution. For Interbank, this additional capital requirement amounts to 0.7% as of December 31, 2020. Interbank’s core equity tier 1 ratio was 11.5% as of December 31, 2020. In addition, Interbank strengthened its capitalization to weather the unprecedented economic impact caused by the COVID-19 pandemic by (i) increasing the capitalization ratio of its 2019 earnings from 55% to 75% and fully capitalizing its earnings for the three months ended March 31, 2020, and (ii) issuing a U.S.$300 million subordinated bond due in 2030 with a call option in 2025.

Interseguro’s investment team and its investment management approach have achieved a 6.0% investment return for the year ended December 31, 2020, compared to the Peruvian insurance industry’s 6.2%, according to the SBS, while maintaining prudent levels of risk and following the SBS risk guidelines. The COVID-19 pandemic led to a general decline in the global economy and financial markets. Accordingly, Interseguro’s investment strategy was focused on identifying and reducing potential risks in the portfolio and looking for assets of solid companies with strong credit metrics.

Inteligo’s lending services are offered through Inteligo Bank to complement its wealth management business. The decision to make loans to wealth management customers only results in Inteligo’s loan portfolio being fully collateralized by its customers’ assets and which to date have had no delinquencies. Regarding the management of capital, Inteligo Bank’s capitalization ratio, which is calculated as Inteligo Bank’s regulatory capital divided by its risk-weighted assets, was 28.4% as of December 31, 2020, above the minimum capitalization ratio required by the Central Bank of Bahamas of 8.0%.

Cost containment measures in 2020 offset negative impacts resulting from the COVID-19 pandemic

We took a disciplined and proactive approach to management of costs as a response to the COVID-19 pandemic, which has allowed us to achieve an annual reduction in other expenses, as well as to improve our efficiency ratio both at IFS and at our subsidiaries. As an example of the cost containment measures implemented throughout 2020, we accelerated our branch optimization program, which started in 2016. Moreover, some variable costs related to credit card activities and incentives have decreased substantially during the year, in line with lower activity in relevant segments of our business.

Diversified funding base with strength in retail deposits

IFS has a competitive funding structure. We have access to diverse sources of funding, including deposits and debt securities placed in local and international capital markets. The majority of our funding comes from low cost customer deposits, which demonstrate our customers’ trust in our franchise and enables us to achieve attractive lending spreads. At Interbank, as of December 31, 2020, 73.7% of its total funding base was comprised of deposits. Interbank’s deposit base is broad and fragmented, such that it is not dependent on a certain type of customer, which provides Interbank with an average cost of funding of 2.0% for the year ended December 31, 2020 and 3.0% for the year ended December 31, 2019.

Interbank has been a significant player in the Peruvian banking industry with a market share of demand, savings, and term deposits of 10.0%, 15.8%, and 15.0%, respectively, as of December 31, 2020, according to SBS. Moreover, our strategic focus on retail has allowed Interbank to gain market share in retail deposits over the years reaching 13.9% as of December 31, 2020 as compared to 12.8% as of December 31, 2016, providing us with a healthy funding base.

Given our competitive advantage in the retail segment, in 2020, increased growth in deposits was attributable to an increase in our clients’ liquidity as the result of (i) partial cash withdrawals from CTS accounts systemwide and the private pension system, (ii) commercial deposits related to unused funds from the Reactiva Peru program, and (iii) the widespread adoption of a “savings” mindset, all as a result of the effects of the COVID-19 pandemic.

Interbank’s strong asset quality and capital and liquidity position have resulted in two of the highest local ratings levels possible, which have allowed it to secure local funding through local short-term and long-term debt market issuances.

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

We are focused on attracting, developing and retaining highly qualified personnel and believe that a merit-based culture that emphasizes teamwork enables us to maintain a motivated workforce that delivers high-quality service. Interbank is the only Peruvian company that has been chosen by the Peruvian Great Place to Work Institute as one of the 20 best places to work in Peru for the past 19 consecutive years and one of the top 20 places to work in Latin America in the past nine years. In the most recent rankings, Interbank was selected number two best company to work for in Peru in the large size category (2020), number eight in Latin America (2020) number six for women in Peru (2020) and number four for millennials in Peru (2020). Similarly, Interseguro is the only Peruvian insurance company that has been chosen as one of the top 10 best places to work in Peru (medium-size category) by the Peruvian Great Place to Work Institute for the past nine consecutive years until 2019. Additionally, Inteligo SAB was ranked among the top 15 companies in its category (companies with 30 to 250 employees) in Peru between 2011 and 2019, when it participated in the Great Place to Work Institute survey. Furthermore, it ranked second for 2019. Inteligo Bank’s branch in Panama began participating in the Great Place to Work Institute survey in 2014 and since 2015 has been ranked among the top 10 companies in its category (companies with 30 to 250 employees) in Panama. Furthermore, Interbank ranked first in its category (companies with over 1,000 employees) for 2019.

Finally, we believe that Interbank’s strategy, which is closely aligned with that of IFS, together with its deep knowledge of its customers and solid culture has allowed Interbank to be named Bank of the Year in Peru by The Banker and LatinFinance, and Best Bank in Peru by Euromoney, even in a year as challenging as 2020. We believe this recognition confirms that we are on the right track to achieve Interbank’s purpose.

Developing strategic alliances to challenge us continuously to offer high quality digital services to our customers

In September 2020, Interbank announced a strategic alliance with Rappi, a leading super app in Peru and in Latin America, to deliver 100% digital products in Peru under the RappiBank brand, exclusively available through the Rappi App. The announcement included the launch of a savings account and, in the last quarter of 2020, the first number-less and name-less beta-tested debit and credit cards in the market. As of the date of this Annual Report on Form 20-F, these products are currently available to our customers. Under this alliance, we expect to take advantage of both Rappi’s exponential growth and high level of customer engagement together with Interbank’s solid risk management to allow Peruvians to access financial products and services in an agile, contextual and 100% digital manner, while at the same time enabling us to interact with customers wherever they are and expand the scope of our business.

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

Furthermore, our parent company, Intercorp Peru, is one of Peru’s largest economic conglomerates, with activities spanning financial services, retail, education and real estate, among others. In 2020, Intercorp Peru’s businesses represented approximately 3.7% of Peru’s GDP, while generating U.S.$7,209 million in revenues. We believe that being part of this group gives us a competitive edge, because of the group’s deep knowledge of the Peruvian consumer, extensive focus and know-how in the Peruvian retail market, highly visible in-country presence and rapid decision-making capabilities. Intercorp provides significant synergy and cross-selling opportunities for IFS. For example, starting in 2018, we, jointly with Intercorp Peru, launched an effort to strengthen our presence and commercial efforts in seven of Peru’s main regions: Arequipa, Cusco, Trujillo, Chiclayo, Ica, Huancayo and Piura, by leveraging on Intercorp’s already established network.

Strategy

Our purpose is to empower all Peruvians to achieve financial well-being. By doing so, we believe that we can help our clients to access the same opportunities to build and assure their futures. To achieve this purpose, we have defined the following objectives to increase the value added by our services and help our customers with their day-to-day financial needs:

Become the payment solution for Peruvians, both in the retail and commercial segments

We strive to provide solutions to address the payment needs of people and companies by creating a payment ecosystem that seeks to build a strong bond with our customers, focusing on four pillars: (i) increasing current person to business (“P2B”) offline purchases by extending merchant coverage, improving customer experience and banking the unbanked, (ii) increasing current P2B online purchases by optimizing adoption and fostering usage, (iii) improving the convenience of person to person (“P2P”) payments for customers by developing a better experience, and (iv) eliminating cash by banking unbanked accounts, through pre-paid cards and through our open application programming interfaces (“APIs”) that allow partners to access our account opening and basic financial-transaction services.

Our goal is to develop an ecosystem which creates loyalty from customers and allows us to fulfil their financial needs digitally, leveraged on Interbank’s payment model. As an example, in 2020 Interbank became the only private bank to offer a 100% digital solution to distribute the monetary transfers offered by the Peruvian government to the people most affected by the COVID-19 crisis. We implemented a biometric authentication system in order to allow users (including both clients and non-clients) to enroll in Tunki, and receive the government’s financial aid offered in the context of the COVID-19 pandemic. As a result, Tunki users grew more than three times over between March 2020 and December 2020, from around 162,000 to 762,000.

Moreover, and also in 2020, we launched Cobro Simple, a 100% digital payment solution that allows companies to collect charges through Interbank’s distribution channels by paying a fee to the bank. These fees are different depending on which distribution channel is being used, however, in the case of our internet and mobile banking services, Cobro Simple is free of charge.

Create and scale-up new businesses by targeting new customers, segments and businesses

We seek to accelerate growth in the underpenetrated Peruvian market by creating tools that allow people and companies to access financial solutions faster, as well as by giving them the opportunity to access credit. For this purpose, we carry out thorough research through our innovation lab LaBentana, alongside consumers, to identify areas for improvement and develop a variety of new initiatives to address “pain points” and make our offering more seamless. One of these pain points is related to the high levels of informality in the country’s economy, which makes it difficult to estimate the payment behavior of those customers whose income derives from the informal economy. In this context, our consumer research helps us to develop tools to estimate an individual score for such clients, allowing us to address more precisely the real risk associated with their payment abilities, target new customer segments, and offer customers the necessary tools to better control their finances. We expect that our Open Banking alliance will help us to offer these tools not just to our customers but also to Peru’s unbanked persons.

Become the foremost financial services company in the heart and mind of Peruvians by building a widespread suite of financial solutions to fulfil their finance, investments and insurance needs, attracting and retaining them with a superior experience

We aim to become the preferred option for our individual and commercial customers and to help them to achieve financial well-being and growth by knowing and anticipating their needs, as well as by offering financial solutions that can be deployed at every contact point, including in person, digitally, and in real time. We believe that maintaining a trustworthy and transparent relationship with our customers, together with the superior, simple, mobile, agile and personalized experience that we offer, brings us closer to this goal. We believe we have highly recognized and trusted brands in each of our segments, Interbank in banking, Interseguro in insurance and Inteligo in wealth management, which we believe are a testament to our focus on this objective. Our subsidiaries are leaders in their respective industries and, by focusing on our strengths, values and solid relationships, we plan to continue evolving and growing.

Moreover, we help our individual customers throughout their journeys with a personalized approach based on customer segment, which includes Joven, Preferente, Emprendedor, Premium and Select within Interbank and CERTIA and Private within Inteligo. IFS’s three subsidiaries are working on continuing to develop customers’ journeys to provide customers with the best experience possible. These customer journeys begin with new client acquisition and on-boarding, continue with customer development and loyalty, and finally, are maintained through retention and our win-back efforts. We have been implementing various initiatives to improve the customer relationship cycle.

In the case of Interbank, we are continuously improving our value proposition for different customer segments including improvements to basic products such as accounts, payments and financing. We have developed several digital features and products to serve different customer needs, such as: the loyalty program Interbank Benefit, the digital wallet Tunki, the budget tool Mis Finanzas, the digital savings account Piggybank, and the customer relationship program “Interbank Cares”. In order to ensure we deliver customer-oriented products, we use design thinking, which we have learned through several partnerships with IDEO.

Within commercial banking, our priority is also growth with a strong focus on profitability. We aim to provide the best self-service credit experience for commercial clients by digitally providing them with the information and features necessary to manage their financial needs, and by offering easy and transparent ways of managing their cash flow and payments, such as Cobro Simple. For this purpose, we are in the process of implementing a new internet banking platform that will deliver most of these features.

Furthermore, our cash management platform has three types of client groups based on sales volume, which allows us to employ different strategies accordingly. For large corporates, we focus our efforts on generation of fees from cash management and corporate finance; for medium-sized companies we focus on growth, productivity and cash management; and for small companies we focus on sustainable growth and productivity with strong support from analytics and collection. For small businesses, since its introduction in August 2018, our Cuenta Negocios, an account that can be opened 100% digitally and within 10 minutes, has grown from no accounts to 122,476 accounts as of December 2020. Moreover, we are testing an application which provides an alternative method of financing based on digital tools and information.

Likewise, at Interseguro our customer journey is focused on an end-to-end experience, from the issuance of a policy to the after-sale services we offer to clients. In this context, our digital offering is gaining relevance. As an example, digital sales of mandatory individual car accident insurance (“SOAT”) policies reached 81% of total SOAT sales in the month of December 2020, compared to 70% in the month of December 2019. Moreover, our after-sale offerings are expected to become a virtual self-service experience, with the aim of ensuring customers have a simple and positive interaction with us.

Finally, Inteligo’s approach is focused on its value proposition, offering digital onboarding and products and services by segment, with a 360-degree view of its customers. An example of these services is the introduction of CERTIA in 2019. Inteligo’s brand focuses on onshore wealth management services and has launched a digital platform that allows on-boarding, financial planning, and advisory and execution services to be part of our digital customer journey.

We believe that our unique key capabilities will play a key role in achieving our aforementioned strategies. Accordingly, we have focused on:

Digital excellence to attract and retain customers with a superior experience and a world-class scalable platform

We want to deliver a seamless and superior experience that integrates our physical and digital platforms for our customers, while becoming more relevant to them. We believe this combination will allow us to more effectively serve our customers, enabling them to get what they want, when they want it, and how they want it. Additionally, we believe that the key to ensure that our customers will have the best experience when interacting with us is to create unique experiences throughout their customer journey, meaning the acquisition, onboarding, development, loyalty and retention stages. Finally, we target two main attributes that our customers value in us: (i) total control to grow and develop their finances and (ii) a simple and customer-centric banking experience.

At Interbank, we have developed the capabilities to digitally serve 90.8% of total day-to-day transactions as of December 31, 2020. The percentage of transactions performed off branches has continued to increase, reaching 98.7% as of December 31, 2020. Digital sales and other self-service interactions have significantly increased during the last 12 months reaching 55.4% in December 2020, from 45.4% in December 2019, respectively. This represents an increase of 22.4% in the volume of digital sales and self-service interactions.

Through our physical channels we continue to focus on providing a superior customer experience and are improving productivity and efficiency through new paperless and digital processes, tools and more advanced analytics. Additionally, we continue to invest in educating our customers to encourage the use of digital and other channels. Deposits, withdrawals, bills and credit cards payments are being redirected to other more convenient and cost-efficient channels.In digital, we are focusing our efforts on expanding the products and self-service interactions, continuing to foster the adoption of digital channels by our customers, adding new features, such as chatbots for employees and customers, and ensuring that interactions with our customers are safe and secure.

At Interseguro, we are expanding our product offering through our digital platform, which started with the launch of the online sale of SOAT in 2016 and continued with the sale of new digital products such as travel insurance and car insurance. In 2020, premiums for retail insurance products sold through digital channels accounted for 5.5% of gross premiums, as compared to 2.7% of gross premiums in 2019. In addition, due to the COVID-19 pandemic, Interseguro accelerated the digitalization of its sales of annuities and life insurance products.

At Inteligo, as mentioned previously, we introduced CERTIA in 2019, and have continued our efforts to prepare the grounds for growth in the next few years.

To achieve all of the above, a scalable, flexible, trustworthy, stable and secure technological platform is essential. We believe that we have deployed the key initial investments necessary to scale our platform and are committed to continue improving by maintaining and updating our current levels of investment in technology. Our IT strategy is focused on dedicating more resources to projects that add value for the customer. In this context, Interbank continuously invests in core applications with the aim of keeping them up-to-date while additional effort and resources are invested in the digitalization and transformation of processes and channels in order to provide a 100% digital experience to internal and external customers. Our ongoing focus is based on four main areas of work: (i) development of a new digital platform based on open technologies and APIs, (ii) focus on the high performance and stability of our technological platforms, including cloud services, (iii) new processes for continuous delivery of new developments, and (iv) focus on cybersecurity.

Moreover, we have moved from working with 17 agile teams in 2017 to 84 in 2020, allowing us to substantially decrease time-to-market and to develop more innovative ideas.

Analytical excellence as a tool to become the company with the deepest knowledge of Peruvians

Our advanced analytics capabilities are being enriched with new sources of data and new tools that technology offers, such as cloud, real-time decision, machine learning, artificial intelligence and big data. We aim to have the deepest understanding of Peruvians, both individuals and companies, as we believe that a deep knowledge of our current and potential customers’ characteristics and adapting to their behavior is important to better serve them, and to offer them the best solutions according to their needs and risk profile.

Investments in technology represent the pillar of this strategic initiative, and we are working in a variety of areas to achieve this goal, including data and infrastructure, advanced marketing analytics, and risk profiling and pricing models, as well as improving our CRM capabilities, including contextual marketing. With the support of our team of data scientists, we centrally design and distribute most of our sales campaigns, have substantially improved our campaign effectiveness and are currently employing real-time decision making on certain campaigns. This combination of investments has helped make us more dynamic and able to approach customers in real time, by offering easy-to-understand information and agile and transparent processes that generate trust in us. Additionally, we have bolstered our investments in cybersecurity as we believe it is fundamental to provide a secure platform to be able to continue with our digital transformation.

These efforts also include different actions undertaken to have a better understanding of the self-employed segment of the population, which constitute a significant opportunity for financial services given the current low penetration levels. We are working on alternative risk profile models for new customer acquisition using new sources and non-traditional sources of data.

Our analytics vision is to have a fully deployed online customer management system which relies on real-time data, cloud processing, automated and reusable variables, real-time decision and actions, and an integrated infrastructure to support these new processes.

Retain top talent with a unique culture, fostering a strong sense of achievement

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

In the past years, we have been focusing on changing the way we work to agile methodologies, developing digital and analytical capabilities and changing the mindset of our people to align with these objectives. Furthermore, we are attracting and retaining talent, focusing on diversity, inclusion, innovation and of course, our values.

For this purpose, we have introduced a series of initiatives such as Demo Days, Expo Analytics, Interbank Hackathon, Innovaton, Interbank Datathon, as well as Innovation Day at the Intercorp Peru level. We have also created training programs including the Agile Academy, Tribk, and the Interbank Tek program.

Interbank, Interseguro and Inteligo will continue their efforts to attract, develop and retain highly qualified personnel and to maintain a performance-based culture that emphasizes teamwork to keep a motivated workforce that delivers high-quality service and strong results. In this context, the COVID-19 pandemic offers us the opportunity to attract talented people from all around the world without asking them to be physically located in Peru by allowing them to work under a home-office scheme.

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

During 2018, 2019 and 2020, we focused on reducing paper-based processes, mainly targeting intensive back-office processes and branch processes. During 2018, we implemented our first 38 robotic process automations at Interbank with the aim of improving customer and operational processing times (in particular for low value-added processes) and reducing operational errors. Likewise, in 2019 and 2020 we implemented more than 120 and 220 robotic process automations at Interbank, respectively.

As a result of the adverse economic effects of the COVID-19 pandemic, a key target for us in 2020 was executing efficient and successful cost control measures to offset such effects on our business. In this context, we have improved our efficiency ratio from 38.0% in 2016 to 32.2% in 2020, with initiatives such as branch rationalization, reductions in marketing and variable personnel-related expenses, and increases in sales productivity. We plan to continue to pursue such initiatives which are bolstered by new digital features and processes.

Focus on ESG as a means to positively impact our stakeholders and contribute to Peru’s development

We are adopting stronger and more widespread ESG practices to drive value creation not only for shareholders, but for all stakeholders over the long term. Some of the achievements in the environmental pillar include recycling and waste management efforts. In the scope of social impact, we encourage diversity, equity, and inclusion and have developed a number of strategic alliances and programs focused on these goals. With respect to our corporate governance practices, we highlight the longstanding majority of independent directors on our board of directors, our highly supervised related party exposure and strict compliance policies.

Furthermore, IFS is one of nine Peruvian companies included in the Lima Stock Exchange’s Good Corporate Governance Index. Additionally, IFS stock was recently included in the MSCI Peru Investable Market Index.

Overall, IFS’s strategy is in line with Intercorp Peru’s purpose: “To make Peru the best place to raise a family in Latin America”. We believe that our role in achieving this goal is to continue to focus on offering high quality products and services so that all Peruvians can achieve financial well-being.

Banking Segment

Overview

Interbank provides retail and commercial banking services to more than 4.0 million total customers as of December 31, 2020, which includes more than 4.0 million retail customers and approximately 103,670 commercial clients. It is the fourth largest bank in Peru in terms of total assets, total loans and total deposits, with market shares of 13.2%, 12.8% and 13.3%, respectively, as of December 31, 2020 according to the SBS. Interbank is focused on fast-growing and highly profitable retail banking businesses, such as credit card financing, payroll deduction loans to public employees and mortgages, as well as Peruvian corporates and medium-size companies within commercial banking.

Given this focus, 46.4% of Interbank’s gross loans as of December 31, 2020 correspond to retail banking, compared to 31.8% for the Peruvian banking system, according to the SBS. Interbank is the second largest provider of consumer loans, the leading player among private banks in payroll deduction loans to public sector employees, the largest provider of credit card financing and the third largest bank in retail deposits in Peru. As part of its strategy to serve retail banking customers, Interbank has one of the most convenient and extensive retail banking distribution networks in Peru and is currently present in 23 of Peru’s 25 regions. Interbank serves its customers through 215 financial stores, 1,640 ATMs throughout Peru, which is the third largest ATM network nationwide and one of the largest out of branch ATM networks, and 3,331 correspondent agents, and a digital platform including a mobile app with 75% digital users and 58% of 100%-digital customers as of December 31, 2020.

In the commercial banking line of business, which represents 53.6% of Interbank’s gross loans as of December 31, 2020 according to the SBS, Interbank focuses on high margin and fee generating products such as leasing, structured finance, cash management, trade finance and factoring in its commercial lending business. These products and services are attractive not only for the financial margins they offer, but also for the fee income they generate. In addition, these products and services enhance customer loyalty and provide significant cross-selling opportunities.

For the years ended December 31, 2020, 2019 and 2018, Interbank’s net results were a net loss of S/5.7 million (U.S.$1.6 million), and net profits of S/1,228.5 million (U.S.$370.7 million) and S/1,010.9 million (U.S.$ 305.0 million), respectively. As of December 31, 2020, 2019 and 2018 Interbank had shareholders’ equity of S/6,224.5 million (U.S.$ 1,719.0 million), S/6,342.9 million (U.S.$ 1,914.0 million) and S/5,454.0 million (U.S.$1,645.7 million), respectively. Interbank’s ROE and ROA for the year ended December 31, 2020 were negative. However, adjusted ROE and adjusted ROA were 2.0% and 0.2%, respectively (See “I Item 4. Information on the Company—Business Overview—Non-GAAP Financial Measures” for an explanation of the adjustments made in 2020). Interbank’s ROE for the years ended December 31, 2019 and 2018 was 21.2% and 20.2%, respectively, and ROA for the years ended December 31, 2019 and 2018 were 2.4% and 2.2%, respectively. (See “Item 4. Information on the Company—Business Overview—Non-GAAP Financial Measures” for an explanation of the adjustments made in 2019 and 2018).

COVID-19 Measures

Interbank responded to the COVID-19 pandemic in 2020 in accordance with its business continuity plan, taking actions across the various different levels in the organization, including the following:

Operations

•	Providing critical employees with technological tools.

•	Implementing new protocols for the continuity of businesses under the current circumstances.

•	Monitoring of supplier operations related to the supply of cash.

•	Reinforcing IT systems and cybersecurity.

Distribution channels

•	Implementing flexible operating hours at our financial stores.

•	Maintaining ATMs at full capacity and ensuring availability of cash.

•	Increasing number of phone operators in call centers.

•	Promoting adoption of apps and internet banking.

Employees

•	Implementing COVID-19 health protocols and surveillance.

•	Implementing a work from home protocol for employees whose work allows it.

•	Implementing daily health tracking for employees through the ConsultAPP program.

•	Purchasing COVID-19 testing kits for employees.

In addition to these measures, Interbank has enacted policies to provide flexibility to clients. For example, clients have been able to request the rescheduling of their debts and postponement of their obligations under different schemes, some of which do not require payment of any additional interest or fees. As of December 31, 2020, 400,000 clients had their loans rescheduled, of which approximately 385,000 were retail clients and around 14,000 were commercial clients. Rescheduled loans represented S/10.5 billion or 25.2% of Interbank’s total portfolio. Of these, S/7.5 billion were retail loans (39.1% of Interbank’s total retail loans), and the remaining S/3.0 billion were commercial loans (13.2% of Interbank’s total commercial loans).

Interbank has also participated in the Reactiva Peru Program, which was designed to ensure the continuity of payments to lenders and stabilize the economy by allowing Peruvian banks to originate low interest-rate, Central Bank-funded, commercial loans, guaranteed between 80% and 98% by the Peruvian government. These loans have tenors of up to 36 months and grace periods of up to 12 months. As of December 31, 2020, outstanding loans disbursed by Interbank under the program amounted to S/6,616.5 million, or approximately 30% of the total commercial loan portfolio.

Finally, Interbank has taken steps to protect its solvency and liquidity positions, including remaining active in the Central Bank’s daily operations and using and renewing external lines of credit with correspondent banks abroad. Interbank also reduced its 2019 earnings payout ratio from 45% to 25% and agreed to fully capitalize first quarter earnings for 2020. In addition, in early July 2020, Interbank issued a U.S.$300 million subordinated bond due in 2030 with a call option in 2025. These steps were intended to strengthen Interbank’s capital ratios and support Interbank in weathering market volatility.

Furthermore, the Peruvian government and institutions such as the Central Reserve Bank of Peru responded quickly to the crisis and implemented expansionary fiscal and monetary measures immediately, aiming to provide liquidity, including, among others:

•	Two 100-basis point cuts in the reference rate, from 2.25% to 1.25%, and from 1.25% to 0.25%;

•	Several liquidity injections into the economy;

•	Reductions in reserve requirements, both in soles and in dollars;

•	Repo auctions and FX swaps;

•	Cash transfers ordered by the MEF to over 3.8 million low-income families and over 700 thousand non-salaried workers;

•	Allowance of withdrawals of up to S/2,400 from compensation for service time accounts;

•	Allowance of withdrawals of S/2,000 of workers’ private pension funds, only if not registered in a payroll during the last six months;

•	Suspension of employee contributions to private pension funds in April 2020;

•	Schemes for rescheduling loans for up to six months, depending on the type of loan;

•

Implementation of the Fondo de Apoyo Empresarial a las MYPE, a S/800 million fund to support SMEs, in addition to approximately S/1,100 million available from the Fondo Crecer, another fund with a similar purpose;

•	Postponement of income tax payments by companies and households;

•	Subsidies of 35% of companies’ payrolls (for employees with salaries up to S/1,500); and

•	Launch of the Reactiva Peru program and related loan rescheduling schemes.

Business Lines

Interbank has three business lines: (1) retail banking, (2) commercial banking and (3) treasury and institutional.

Retail Banking

Interbank’s retail banking business line provides a variety of financial products and services to individuals including retail loans and retail deposits. Interbank’s retail banking strategy consists of providing the best customer experience through convenient, agile and friendly service. Interbank’s key objectives include increasing its market share in its core products through acquiring new clients, increasing its share of wallet and cross-selling products to its existing customers. Interbank seeks to meet the financial service needs of Peru’s growing middle class. Interbank believes the retail banking sector presents significant opportunities to continue to grow and sustain high margins, while taking on reasonable risk.

As of December 31, 2020, retail loans represented 46.4% of Interbank’s total loan portfolio outstanding as compared to 31.8% for the Peruvian banking system under SBS GAAP. Furthermore, Interbank’s strategy also seeks to continue capturing low-cost funding through a stable and diversified deposit base. The following charts show Interbank’s and the Peruvian banking system’s retail gross loans breakdown according to the SBS as of December 31, 2020.

Source: SBS.

Retail Loans

Retail loans consist of consumer and mortgage loans. Interbank classifies its consumer loans into two categories: (i) credit cards; and (ii) payroll deduction and other consumer loans.

Consumer Loans

Credit cards. Credit cards represent the largest portion of Interbank’s consumer loan portfolio in terms of outstanding loans. Interbank offers its retail customers all three major credit cards: VISA, MasterCard and American Express. Interbank has an exclusivity agreement with American Express for its Centurion line of credit cards in Peru. Interbank also offers credit cards with different value propositions catering to each customer segment.

Interbank’s credit card loans had a CAGR of 4.6% between December 31, 2016 and December 31, 2020 and represented a market share of 27.5% as of December 31, 2020. For the year ended December 31, 2020, credit card loans decreased by 18.9% as compared to 2019 due to decreased consumer financing as a result cautionary positions adopted as a result of the COVID-19 pandemic. For the year ended December 31, 2029, credit card loans increased by 20.7% as compared to 2018. As of December 31, 2020, credit cards represented 26.4% of Interbank’s retail loan portfolio as compared to 17.8% for the Peruvian banking system, and its past-due loan ratio in credit cards stood at 9.9%. As of December 31, 2019, credit cards represented 31.3% of Interbank’s retail loan portfolio as compared to 21.9% for the Peruvian banking system, and its past-due loan ratio in credit cards stood at 4.2%. Interbank’s past-due loan ratio results from its strategy of targeting customers through enhanced and proprietary credit scores and offering differentiated pricing based on each customer’s risk profile through improved credit scoring and origination models.

Beginning in January 2021, the SBS introduced a reporting rule whereby non-revolving credit card loans must be reported as other non-revolving consumer loans. This is expected to result in a reduction to Interbank’s credit card loan balances, and a change in its retail loans portfolio mix.

Payroll deduction loans. Payroll deduction loans to public sector employees such as police officers, teachers and army employees, Interbank ranks first among private banks in Peru in terms of payroll deduction loans to public sector employees, with a market share of 26.7% as of December 31, 2020 as compared to 26.3% as of December 31, 2019.

The risk of default under payroll deduction loans is low, because the employer deducts the loan payments from the employee’s salary and makes payments directly to Interbank. Additionally, these payroll deduction loans are legally required to be insured by an insurance company against the death and disability of the borrower. Interseguro provides substantially all of the insurance policies for these loans although customers are free to purchase insurance from other providers.

Personal loans. Personal loans include cash loans, vehicle loans, student loans, express loans and collateralized cash loans. Cash loans have a term of up to 60 months and a grace period of up to 2 months. Vehicle loans finance first-time car purchases for up to 100% of the price of the vehicle, have terms of up to 60 months and allow customers to postpone one installment, if required. Student loans finance up to 100% of postgraduate courses, have a term of up to 60 months and a grace period of up to 2 years. Express loans offer up to three loan alternatives to customers, with different terms, interest rates and principal amounts, according to each customer’s needs. Finally, collateralized cash loans allow customers to include savings accounts or real estate as collateral, have a term of up to 60 months and a grace period of up to 2 months.

Mortgage Loans

Interbank offers fixed rate mortgage loans with a typical term of 20 years and a typical down payment of 20% denominated in either U.S. dollars or soles.

Interbank’s mortgage loans outstanding grew at a CAGR of 11.4% between December 31, 2016 and December 31, 2020 compared to a CAGR of 7.5% for the Peruvian banking system in the same period. Between December 31, 2019 and December 31, 2020, Interbank’s growth in mortgage loans outstanding was 7.4%, compared to 4.6% for the Peruvian banking system over the same period. For 2019, Interbank’s growth in mortgage loans outstanding was 12.4% with respect to 2018, as compared to 8.7% for the Peruvian banking system over the same period. For the year ended December 31, 2020, Interbank’s mortgage loan disbursements amounted to approximately S/7,755 million, of which 89.0% were denominated in soles and the remaining 11.0% in U.S. dollars. For 2019, Interbank’s mortgage loan disbursements amounted to approximately S/7,221 million, of which 87.8% were denominated in soles and the remaining 12.2% in U.S. dollars.

Interbank also provides residential construction loans to real estate developers. Although these loans are reported within the commercial banking portfolio, they are managed together with retail banking mortgages because of the synergies between the businesses. Financing real estate projects provides Interbank with an opportunity to market mortgage loans to home buyers.

In 2001, the Peruvian government launched the Nuevo Crédito Mivivienda program, a social initiative to promote the construction of low-income housing, of which Interbank is an active participant. As of December 2020, the Mivivienda program had successfully disbursed 157,278 loans, mainly to develop multi-family buildings. The Nuevo Crédito Mivivienda program provides direct funding to match each loan underwritten by banks, as well as credit risk coverage for one-third of any realized loss. Furthermore, the program subsidizes interest rates by rewarding the end customer with direct financial incentives if payments are kept current.

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

Cuenta Millonaria is Interbank’s fastest growing savings accounts, which may be denominated in soles or U.S. dollars. The Cuenta Millonaria account allows accountholders to participate in sweepstakes to win prices such as an apartment and a car.

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

Interbank markets its cash management services, including payroll services, collection and account payments, to commercial clients that provide it with opportunities to cross-sell retail products. As of December 31, 2020, Interbank was the fourth largest bank in terms of commercial loans outstanding, with a total commercial loan portfolio amounting to S/22.3 billion, representing a 10.0% market share, while its past-due loan ratio stood at 1.5%, the lowest among the largest four banks in Peru. Other traditional products offered to Interbank’s commercial clients include working capital loans and letters of credit.

The following charts show Interbank’s and the Peruvian banking system’s commercial gross loans breakdown according to the SBS as of December 31, 2020:

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

Leasing. Interbank provides financial leasing including commercial real estate, vehicles, machinery and other goods. At the end of the term of a leasing agreement, the customer has the option to purchase the leased assets. According to the SBS, as of December 31, 2020, Interbank’s market share was 7.4% by gross loans. Leasing products generate high margins and present lower credit risk compared to other financial products.

In recent years, the growth in Interbank’s leasing business has been driven by economic growth and related private sector investments. We expect this trend to continue in the future. Furthermore, Interbank is actively pursuing leasing and financing opportunities for machinery and equipment to grow its leasing business.

Cuenta Negocios is a 100% digital current account for businesses. Upon certain brief procedures and control checks, the account is opened for customers’ use. The process lasts about an hour and is completely paperless. Customers may request to open a Cuenta Negocios every day of the week. Account statements are sent to clients by email and are also made available through internet banking. The business account is associated with a maintenance plan that may be digital (free of charge) or transactional (subject to a fee), and that is mainly related to the different channels that clients can use to perform transactions.

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

Trade finance. Interbank provides short-term loans for trade, funded with internal resources or with credit lines from foreign banks. In addition, the trade finance unit offers medium-term credit lines using funds granted by international commercial banks and foreign governmental institutions. The trade finance unit also earns fees by providing customers with letters of credit, international collection and foreign exchange services. According to the SBS, as of December 31, 2020, Interbank had a market share of 10.5% in the trade finance business.

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

Institutional Banking

Interbank’s institutional banking unit serves primarily non-profit public and private organizations, international entities, educational institutions and nongovernmental organizations. As of December 31, 2020, the institutional banking unit had more than 750 clients and S/8.2 billion in deposits, accounting for 18.3% of Interbank’s total deposits.

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

Distribution Channels

Interbank has built and developed one of the best omni-channel platforms that combine physical and digital presence, serving over 4 million customers as well as non-customers across Peru.

In terms of physical presence, Interbank has developed a highly convenient network. As of December 31, 2020, Interbank had 215 financial stores and operated 1,640 ATMs, the third-largest ATM network in Peru. Interbank has the largest number of financial stores within retail locations in Peru, under our Global Net brand. Moreover, with the intention of offering greater convenience as well as providing underserved customers with greater access to financial services, Interbank operates a network of over 3,331 correspondent agents as of December 31, 2020, known as Interbank Agente.

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

The following table shows the number of monetary transactions of each distribution channel:

Number of transactions in December, in millions	2016	2017	2018	2019	2020	CAGR 2016-2020
Financial stores	3.0	2.7	2.6	2.7	1.5	(15.9)%
Off-branch	9.2	10.0	11.3	14.4	18.4	19.0%
ATMs	6.2	6.3	6.7	6.5	5.5	(3.1)%
Correspondent agents	1.9	2.0	2.0	2.8	3.4	16.2%
Mobile banking	0.9	1.6	2.4	4.9	9.4	78.1%
Other	0.2	0.2	0.1	0.1	0.1	(9.1)%

Total	12.2	12.7	13.9	17.0	19.9	13.1%

The following table shows the percentage of use of each distribution channel, reflecting a transition from the use of traditional channels (branches, ATMs and correspondent agents) to mobile banking:

As of December, Percentage of total

	In December,
	2016	2017	2018	2019	2020
Financial stores	24.5%	21.4%	18.7%	15.7%	7.5%
Off-branch	75.5%	78.6%	81.3%	84.3%	92.5%
ATMs	51.3%	49.5%	48.4%	38.4%	27.6%
Correspondent agents	15.2%	15.6%	14.5%	16.5%	17.0%
Mobile banking	7.7%	12.3%	17.4%	28.6%	47.4%
Other	1.3%	1.2%	1.0%	0.8%	0.5%

Total general	100%	100%	100%	100%	100%

Financial Stores

As of December 31, 2020, Interbank had 215 financial stores in Peru. After peaking at 290 financial stores in 2016, the number of financial stores decreased mainly due to the success in transferring basic transactions from the stores to more efficient channels, the education of customers in the use of online banking and mobile applications, and process improvements. However, Interbank maintains the fourth largest network of financial stores among Peruvian banks, covering 23 of Peru’s 25 regions. A large number of the financial stores are located in convenient, high traffic areas, such as supermarkets and shopping malls, to maximize client coverage.

In May 2013, Interbank introduced “Imagine” financial stores, a concept jointly developed with IDEO, a design and innovation consulting firm. “Imagine” fosters a more pleasant and inviting environment to Interbank’s customers and is designed to educate customers on the use of electronic channels in order to migrate low value transactions to more efficient channels, while continuing to capture new customers and exploit cross-selling opportunities. Imagine has set new service standards in the industry and many of its elements have been adopted by Interbank’s main competitors.

To further strengthen the “Imagine” model, since 2016 Interbank introduced the role of digital education in its stores, offering new and existing customers an assisted onboarding process onto its digital channels. In 2020, 7.9% of new digital users utilized the onboarding process offered at its stores.

The following chart illustrates Interbank’s financial stores evolution according to the SBS.

ATMs

Interbank’s strategy is to offer its customers increased convenience and as of December 31, 2020, had the third largest ATM network in Peru with more than 1,600 ATMs located across Peru. Although this number represents a reduction from the 2,159 ATMs in 2016, the streamlining of the network has allowed Interbank to relocate ATMs to higher convenience locations as well as invest in renewing and upgrading its equipment, while monetary transactions kept growing year-over-year in this channel. The reduction of the network in 2019, responds to Interbank’s decision to discontinue the operation of 359 coin-dispensing ATMs, migrating those transactions to more efficient channels like regular ATMs or correspondent agents.

Approximately 69.4% of Interbank’s ATMs are located away from its financial stores in high foot traffic areas like shopping malls, supermarket and airports. These 1,133 ATMs make up one of the largest out-of-branch networks in Peru, as reported by ASBANC. The ATM channel is the second-largest channel in terms of monetary transactions, with a 27.6% share and has advanced features, including cardless withdrawals, the ability to receive cash and check deposits, bill and credit card payments in cash, as well as disburse payroll advances, pre-approved cash loans or sell insurance products. To offer this increased convenience in an efficient way, Interbank operates under the Global Net brand which is also a business line that provides ATM services to 45% of the financial institutions in Peru and acquires ATM transactions for all major global brands, including Visa, MasterCard, American Express, JCB, Union Pay, Diners and Discovery.

The following chart illustrates the evolution in number of Interbank’s ATMs according to ASBANC.

Correspondent Agents

This channel operates under the Interbank Agente brand and consists of providing traditional merchants, for example bodegas and internet cafés, with low-cost electronic terminals that allow customers to perform basic cash-based transactions, such as withdrawals, deposits and payment of utility bills. Interbank expanded its network from over 3,200 as of December 31, 2019 to 3,331 as of December 31, 2020. Over the same period, the expanded network and the focus in migrating low value cash-based transactions from stores to more efficient channels, contributed to an increase in transactions in this channel, from 2.8 million to 3.4 million.

The following chart illustrates the evolution of Interbank’s Correspondent Agents according to ASBANC and Interbank’s information.

Mobile Banking

Interbank has developed a robust digital ecosystem that allows its customers to fulfil their financial needs and goals with a 100% digital experience. Its objective is to provide a journey which does not require physical contact so that its clients do not need to physically visit a branch or contact the call center, unless the customer chooses to do so. Interbank offers digital banking to its new and existing customers through its website and its mobile application. As of December 31, 2020, Interbank had more than 1.7 million monthly active users and registered over 9.4 million monetary transactions as well as 106.9 million non-monetary transactions. Its mobile application was the highest rated in the Google Play Store among the four largest banks in Peru. In addition to its website and mobile banking channels, Interbank has also developed other digital solutions that address specific customer segments or needs such as Interbank Benefit, a loyalty program, and Cuenta Sueldo APP, where our payroll account customers can access special discounts and benefits. Furthermore, in 2019, Interbank launched Crédito por Convenio APP, which services our public sector payroll deduction loan customers.

Interbank’s website provides general information about the bank and its products and services and has a commercial orientation, allowing non-customers to acquire credit cards or open a savings or transactional account. In 2019, Interbank also introduced the ability to request a personal loan through its website.

Interbank’s mobile banking is available to existing customers and its services include: (i) transactions: account balance and transaction inquiries, transfers between accounts, credit card, bills and loan payments, mutual funds investments and cardless ATM withdrawal requests; (ii) after-sales services: lock your card, enable or disable card usage online or abroad, turn on notifications for card usage, mobile transactions and/or ATM withdrawals and divide card transactions into installments; (iii) product cross-sell: credit cards, credit card line extension, pre-approved loans, savings accounts and insurance products; and (iv) personal financial management tools: view your credit score and tips to improve it, spending, creating a budget. As of December 31, 2020, more than 95% of Interbank’s transactions, 69% of the after-sales services and 50% of Interbank’s products were available online. Furthermore, as part of its strategy to enhance the digital experience and incentivize its customers to migrate to digital channels, Interbank has digital-only services, such as access to the loyalty program “Interbank Benefit”, the digital savings account “Piggy Bank”, the personal financial management tool Mis Finanzas and a personalized credit score based on customers’ financial behavior.

Increased monthly usage of digital solutions among customers is key to Interbank’s strategy as mobile banking customers interact monthly more than eight times the amount that branch customers do, have lower transactional costs and have a better net promoter score and churn indicators as of December 31, 2020. Furthermore, in December 2020, 75.3% of our retail customers that interacted with the bank through any channel were digital customers, that is, customers that also access Interbank’s services though internet and mobile banking, while monetary transactions in this channel grew by 93.6% from December 31, 2019 to December 31, 2020.

Other Channels

Inbound Call Center

Interbank offers its customers telephone banking services through which they can obtain balance information, make credit card payments, transfer money between accounts and pay their utilities, insurance, tuition and cellular phone bills.

Interbank has a state-of-the-art call center, which managed an average of over 432,862 calls per month in 2020, answering inquiries from clients, offering assistance and information, and selling new products to customers.

Outbound Call Center

Interbank has a dedicated telephone sales force of 217 employees as of December 31, 2020, which primarily sells credit cards and some other retail products. The dedicated sales force is a key resource for customer acquisition and for our cross-selling campaigns.

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

In order to comply with business and regulatory requirements, Interbank has strengthened its IT governance model incorporating best practices for IT quality assurance, risk evaluation, project management and dividing responsibilities within the teams that operate the technology and the teams that develop new solutions. It has also fortified its business continuity program through increased redundancy programs and upgraded hardware and software components. This model includes establishing operating partnerships with various leading word-class IT vendors.

Interbank has also made significant investments to upgrade its data centers and central technology platforms. These platforms provide a stable and secure environment for Interbank’s operations, a better understanding of cost drivers, and improve its processes.

As part of its cybersecurity strategy, Interbank continued to strengthen the maturity level of its cybersecurity capabilities, processes and tools, based on the cybersecurity framework of the National Institute of Standards and Technology (NIST), as well as the definitions established by the bank. In 2019, Interbank defined a roadmap that started to unfold in 2020 and will continue developing further in the coming years, focusing on the development of cybersecurity capabilities that enable the bank’s digital transformation strategy and mitigate emerging cybersecurity risks. During 2020, Interbank made progress in important initiatives related to strengthening the security of remote work, the implementation of new standards for payment card security (PCI DSS 3.2.1) and the implementation of new capabilities to strengthen the security of technology operations in the cloud.

Interbank’s IT strategy is focused on dedicating more resources to projects that add more value to the customer and help to accelerate digital transformation. Interbank invests in back end applications with the aim of keeping applications current while more effort and resources are dedicated to customer facing applications in order to provide a seamless digital experience to internal and external customers through all our channels.

A high percentage of IT investment is aimed at deepening the understanding of the customer to achieve service that exceed their expectations, providing solutions to their problems and enabling a selling platform with contextual and real time offerings. To provide this, Interbank IT Unit fully utilizes the new technologies that allow the flexibility, scalability and availability required to fulfill customer demands. APIs, micro services and multicloud environments have been implemented since 2018 to reach these objectives. A close relationship with fintechs also helps Interbank to leverage some capabilities and creates opportunities to learn about the way to approach different solutions. An important fact to consider is the transformation of the working model from a waterfall scheme to an agile framework, based on new processes, tools and cultural changes. Today, all IT teams work following this framework. During 2020, we have evolved this model to allow remote work, redesigning processes and adopting new tools to achieve an optimal work experience for technology teams while taking care of their communication needs, security and productivity.

Insurance Segment

Overview

Interseguro is an insurance company that caters to Peru’s growing middle class. Interseguro is focused on annuities and life insurance, two of the fastest growing insurance market segments in Peru, which are driven by the sale of annuities mostly to individuals that reached retirement or became disabled or died and individuals seeking life protection with savings options. Interseguro has been the leader in the Peruvian annuities (excluding private annuities) segment since 2010, with market shares in terms of premiums of 27.3% and 28.9% for the years ended December 31, 2020 and 2019, respectively. The overall activity of the industry, including annuities, was adversely affected by the national lockdown implemented in response to the COVID-19 pandemic, recovering to pre-COVID-19 levels in the fourth quarter of 2020.

For the four-year period ended December 31, 2020, Interseguro’s ROE averaged 25.8% compared to 14.7% for the Peruvian insurance industry. For the year ended December 31, 2020, Interseguro’s premiums (excluding disability and survivorship gross premiums) decreased 11.3% as compared to 2019, according to the SBS, related to lower sales as a result of the COVID-19 pandemic. For the year ended December 31, 2019, Interseguro’s premiums (excluding disability and survivorship gross premiums) increased 6.6% compared to 2018, compared to the industry’s 9.9% increase, according to the SBS.

Interseguro intends to leverage its leading position in annuities, as well as Intercorp Peru’s and Interbank’s retail distribution capacity to continue capturing growth opportunities in the insurance industry. In addition, Interseguro expects to continue developing new products to satisfy increasing demand for insurance products by middle class families in Peru.

The growth of annuities is expected to accelerate as the number of Peruvian private pension system affiliates and the Peruvian salaries average increases. From 2010 to 2020, the growth of Peruvian private pension system affiliates was 67.6%, according to the SBS, and the annual average growth of Peruvian salaries from 2009 to 2020 was 4.5%, according to INEI. In Peru, employees may choose to accumulate their mandatory retirement contribution in the public or the private pension system. Under the mandatory private pension system, a retiree has the option of converting the capital accumulated in a personal account maintained with an AFP into an annuity offered by a life insurance company, such as Interseguro. In addition to retirement annuities, Interseguro also offers disability annuities to members of the Peruvian private pension system who have been declared permanently or partially disabled. Moreover, Interseguro offers survivorship annuities to beneficiaries of deceased members of the system. Once an annuity client chooses an insurance company, the decision is irrevocable. Besides private pension system annuities, Interseguro offers private annuities, a product that was launched in 2016 and that is sold to any owner of private funds and is not restricted to members of the system and their accumulated capital. This product is aimed at retirees that choose to withdraw the 95.5% of their pension funds and are looking for an option to capitalize such funds.

Interseguro also offers traditional life insurance products, as well as low-cost premium retail insurance products, including credit life, SOAT, credit card protection insurance, among others, mainly sold through Interbank and Intercorp Peru’s complementary channels, as well as digital channels. Interseguro’s life and retail insurance business lines have grown significantly over the last five years. As of December 31, 2020, Interseguro was the fifth largest consolidated insurance company and the fifth largest life insurance company in Peru in terms of premiums. In addition, in terms of the size of its portfolio, Interseguro was the largest insurance company in Peru as of December 31, 2020.

For the years ended December 31, 2020, 2019 and 2018, Interseguro’s net results were net profit of S/141.1 million (U.S.$ 39.0 million), net profit of S/130.4 million (U.S.$39.3 million) and net loss of S/61.5 million (U.S.$18.6 million), respectively. As of December 31, 2020, 2019 and 2018 Interseguro had shareholders’ equity of S/935.3 million (U.S.$ 258.3 million), S/973.9 million (U.S.$293.9 million) and S/777.1 million (U.S.$234.5 million), respectively. Interseguro’s ROE for the year ended December 31, 2020 was 18.9% while ROA was 1.0%. Interseguro’s ROE for the year ended December 31, 2019 and 2018 was 14.2% and 10.4% (excluding one-time adjustment of S/144.8 million in 2018 as a result of the full adoption of new mortality tables), respectively, and ROA for the years ended December 31, 2019 and 2018 were 1.0% and 0.7%, respectively.

For the years ended December 31, 2020 and 2019, Interseguro’s net profits under SBS GAAP were S/256.6 million and S/435.9 million, respectively. The decrease in Interseguro’s net profit under SBS GAAP for the year ended December 31, 2020 as compared to 2019 was primarily a result of a S/235.3 million reduction in valuation of real estate investments attributed to a temporary regulatory exception in the valuation of real estate investments in connection with a measure adopted by SBS in response to the COVID-19 pandemic. According to SBS, as of December 31, 2020, Interseguro had shareholders’ equity of S/1,577 million as compared to S/1,531 million for 2019. Interseguro’s ROE under SBS GAAP for the year ended December 31, 2020 was 18.0%, as compared to 31.9% for the year ended December 31, 2019. According to the SBS, for the year ended December 31, 2020, Interseguro was the second most profitable insurance company by ROE, when compared to the five other largest insurance companies in Peru.

Interseguro acquired Seguros Sura in November 2017 and merged with Interseguro in March 2018. According to the SBS, for the period ended December 31, 2016, Seguros Sura was the fourth largest company by assets and the third largest company in the annuities and individual life segment in Peru with a 17.4% market share and a 10.4% market share by premiums, respectively. As a result, Seguros Sura’s results of operations are now reflected in Interseguro’s results. For more information on the impact of this acquisition, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Results of Operations—Impact of Acquisition of Seguros Sura.”

COVID-19 Measures

Interseguro had a rapid and effective response to the COVID-19 pandemic, deploying response measures targeting its operations, financial profile and investments, and customers and employees.

In the interest of safeguarding the integrity of the organization and health of its employees, Interseguro implemented a home office scheme for all of its administrative staff, while suspending all activities of its sales force for the first 60 days of the lockdown implemented by the Peruvian government in the spring of 2020 in response to the pandemic. Interseguro’s sales force was granted paid leave from mid-March to mid-May of 2020 and has since gradually resumed its commercial activities. Currently, 100% of Interseguro’s operational sales force is working through remote assistance and digital channels. Interseguro’s customer service offices initially reopened with limited capacity during the pandemic but as of the date of this Annual Report on Form 20-F, most of the customer service force is also working 100% remotely. Interseguro’s digital channels are expected to take a leading role in the company’s recovery and adjustment to operations in the COVID-19 era.

Interseguro’s investment strategy during the pandemic was focused on identifying and reducing potential risks in its portfolio and looking for assets of solid companies with strong credit metrics. As a result of this strategy, the portfolio was rebalanced, which resulted in the sale of positions involving higher risk and the purchase of assets we believe have a safer risk-return profile. In addition, despite the negative impacts of the COVID-19 pandemic in 2020, the real estate portfolio performed well. Most contracts with tenants were renegotiated independently, resulting in arrangements designed to increase payment flexibility and reduce payment defaults. Interseguro also implemented cost control measures resulting in both one-off and ongoing savings to protect net income from potential impairments and increased claims as a result of the impact of higher mortality rates on our life insurance business.

Finally, Interseguro is closely monitoring the collection of life insurance premiums and offering rescheduling of payments to life insurance policyholders, while advancing pension payments to annuity clients within the same month during which they were originally due, in order to ensure that the liquidity and security needs of its clients are met.

Interseguro’s Business Lines

Interseguro has three business lines: (1) annuities, (2) retail insurance and (3) individual life.

The following chart shows Interseguro’s and the Peruvian insurance system’s breakdown by life insurance premiums plus collections according to the SBS as of December 31, 2020:

Interseguro

Source: SBS.

Insurance system

Source: SBS.

The following chart shows Interseguro’s gross premiums and collections, according to SBS for the periods indicated.

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

In 2016, following the enactment of law No. 30,425, retirees are allowed to withdraw up to 95.5% of their accumulated capital in cash upon retirement. As a result, there was a significant reduction of annuities sold by Peruvian insurance companies, including Interseguro. In order to maintain the leadership in annuities, Interseguro launched Private Annuities. This product allows retirees to receive a fixed income either for life or temporarily. Interseguro was the first insurance company to introduce this type of product to the market in response to the new law. As of the date of this Annual Report on Form 20-F, most of the clients of Private Annuities and their funds originate from retirees that choose to withdraw the 95.5% of their pension funds.

In addition to Regular Retirement Annuities and Private Annuities, Interseguro also offers disability annuities to members of the Peruvian private pension system who have been declared permanently or partially disabled before reaching retirement age and thus unable to access a sufficient pension and survivorship annuities for beneficiaries of deceased members of the system.

The following table shows Interseguro’s Annuity Gross Premiums by type from 2016-2020.

Annuities Gross Premiums (S/ in Millions)

Source: Company information.

Interseguro’s annuities products include:

Regular Retirement Annuities

Retirement. The retirement annuity product is directed to members of the Peruvian private pension system who are 65 years of age or older and retiring. This product represented 0.4% of annuities sold by Interseguro for the year ended December 31, 2020 as compared to 0.5% and 0.9% for the years ended December 31, 2019 and 2018, respectively.

Early Retirement. The early retirement product was offered to members of the Peruvian private pension system who are not yet 65 years of age, but who are permitted to have access to their Peruvian private pension system accounts if the savings in such accounts allow for a pension of at least 40% of the average last 120 months’ compensation. The early retirement annuity products represented 0.1% of annuities sold by Interseguro for the year ended December 31, 2020 as compared to 0.1% and 0.1% for the years ended December 31, 2019 and 2018, respectively. Peruvian law was modified and since May, 2019, in order to access this product, men must be at least 55 years old and women 50 years old. This change is intended to fill a loophole in the law that allowed affiliates to deliberately increase their funds with additional deposits, in order to access early retirement and withdraw 95.5% of their total pension funds, regardless of age. This modification closed the loophole should positively impact the annuities market slightly, as it helps in retaining affiliates in the private pension system for longer.

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

This product is more flexible than the standard early retirement annuity product. The special early retirement annuity product represented 0.0% of annuities sold by Interseguro for the year ended December 31, 2020 as compared to 0.2% and 0.7% for the years ended December 31, 2019 and 2018, respectively.

Private Annuities. The Private Annuities product was launched in 2016 allowing the recovery of Interseguro’s premiums and collections from the effects of the law No. 30,425, enacted in 2016. This product can be sold to any owner of private funds and is not restricted to members of the system and their accumulated capital. The annuity can have any duration and the lump sum invested can be partially or totally repaid at the end of the annuity, if it has one. As of the date of this Annual Report on Form 20-F, most of the clients and their funds come from retirees that chose to withdraw 95.5% of their accumulated capital. Private Annuities represented 39.4% of annuities sold by Interseguro for the year ended December 31, 2020 as compared to 38.2% and 29.1% for the years ended December 31, 2019 and 2018, respectively.

Disability and Survivorship Annuities

Disability and Survivorship. Under Peruvian law there is a mandatory insurance coverage for all members of the pension system paid monthly in addition to their contribution. In case a member has been declared permanently or partially disabled, or deceased while having legal beneficiaries, this insurance completes the accumulated capital as if the individual had worked until retirement age, allowing a better pension when applying for the retirement. While this insurance is not an annuity, it is closely related to the one we describe next. Disability and survivorship represented 2.5% of annuities sold by Interseguro for the year ended December 31, 2020 as compared to 2.6% and 26.8% for the years ended December 31, 2019 and 2018, respectively. The growth is explained in part by the acquisition of Seguros Sura.

The SBS conducts a Dutch auction every two years inviting insurance companies to bid to determine which insurance company will be the provider for this insurance in a two-year period. Interseguro was successful in the 2015 auction, and as a result of the merger with Seguros Sura, they were also a provider for 2017. Interseguro participated in the 2021-2022 year auction but were not successful; they expect to bid again at the next auction. Although this will represent a decrease in gross premiums in the following years, Interseguro ceded almost 100% of disability and survivorship gross premiums; therefore the effect on net profit is minimal.

Disability and Survivorship Annuities. The disability and survivorship product is offered to members of the Peruvian private pension system who have been declared permanently or partially disabled and to beneficiaries of deceased members of the Peruvian private pension system. This annuity is offered in conjunction with the disability and survivorship mandatory insurance. Disability and survivorship annuity products accounted for 57.6% annuities sold by Interseguro for the year period ended December 31, 2020 as compared to 58.3% and 42.4% for the years ended December 31, 2019 and 2018, respectively.

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

For the year ended December 31, 2020, Interseguro’s market share by annuity premiums (including Private Annuities and excluding Previsional Insurance) was 21.0%, nearly 150 basis points lower than its next competitor’s market share.

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

Interseguro offers the following retail insurance products:

Credit Life Insurance. The credit life insurance product protects against death or disability of the insured and is designed to pay the debt owed by a customer to the financial institution. This product is available for mortgages, credit cards and personal loans. Credit life insurance represented 59.7% of total retail insurance premiums assumed by Interseguro for the year ended December 31, 2020 as compared to 56.8% and 52.4% for the years ended December 31, 2019 and 2018, respectively.

Debit and Credit Card Protection Insurance. The debit and credit card protection insurance product protects the insured against financial loss, medical expenses for hospitalization or accidental death as a result of theft, assault and abduction. Debit and credit card protection insurance represented 10.4% of total retail insurance premiums assumed by Interseguro for the year ended December 31, 2020 as compared to 8.9% and 15.7% for the years ended December 31, 2019 and 2018, respectively.

SOAT (Seguro Obligatorio de Accidentes de Tránsito). The SOAT product protects against the risk of death or injury to occupants and third parties involved in an automobile accident. The SOAT product is mandatory, and coverage is limited to cover personal injury, excluding any physical damage to the vehicle. The SOAT product accounted for 19.7% of total retail insurance premiums assumed by Interseguro for the year ended December 31, 2020 as compared to 17.0% and 16.2% for the years ended December 31, 2019 and 2018, respectively.

Vehicle Insurance. The vehicle insurance coverage includes damage to vehicles due to traffic accidents, total loss, theft, fire, nature risks, strikes or vandalism and civil liability for occupants and third parties. Occupants’ damages such as permanent disability, healing expenses, funeral expenses and death are also covered. In addition, this insurance includes replacement drivers, cranes and mechanical assistance, among others. Vehicle Insurance represented 3.0% and 1.6% of total retail insurance premiums assumed by Interseguro for the year ended December 31, 2020 and the year ended December 31, 2019, respectively.

Loan Protection Insurance. The loan protection insurance covers a specific number of payments of a loan in case the insured loses his job. Loan protection insurance accounted for 3.8% of total retail insurance premiums assumed by Interseguro for the year ended December 31, 2020 as compared to 12.5% and 12.2% for the years ended December 31, 2019 and 2018, respectively.

Extended Warranty. The extended warranty product extends the product’s original warranty period by about 12–24 months. Extended warranty product accounted for 0.5% of total retail insurance premiums assumed by Interseguro for the year ended December 31, 2020 as compared to 0.5% and 0.7% for the years ended December 31, 2019 and 2018, respectively.

Others. The other products category protects against personal accidents. Other products accounted for 2.8% of total retail insurance premiums assumed by Interseguro for the year ended December 31, 2020 as compared to 2.6% and 2.7% for the years ended December 31, 2019 and 2018, respectively.

Individual Life

Although the individual life insurance market remains relatively small in Peru, the market has grown at a CAGR of 14.4% between December 31, 2016 and December 31, 2020. For the year ended December 31, 2020, the decrease of the individual life insurance market was 1.9% as compared to 2019, mainly explained by the impact of the COVID-19 pandemic in the first half of 2020. The recovery of the Peruvian economy and digitalization of the sales processes are expected to boost sales of individual life products.

Interseguro offers a variety of individual life insurance products, providing a wide range of coverage for the length of a policyholder’s life. Most of Interseguro’s products also provide savings features.

Interseguro’s strategy in individual life insurance consists in adapting its products to the emerging Peruvian middle class, developing a highly trained sales force, achieving high standards of sales efficiency and leveraging digitalization to increase sales of life insurance. For the year ended December 31, 2020, Interseguro positioned itself as the third largest participant in the individual life insurance market, with a 11.7% market share by premiums.

Sales Force

Interseguro markets its annuities and individual life insurance products through its own dedicated sales force both in Lima and across Peru’s provinces, without a third-party intermediary. Due to the COVID-19 pandemic, Interseguro retooled its sales force to provide customers with a 100% remote assistance and digital operation. Prior to the pandemic, sales in annuities and life insurance products were only conducted in-person, but digitalization of these sales was accelerated.

In annuities, Interseguro employed 103 agents, 60 in Lima and 43 outside of Lima as of December 31, 2020. Each salesperson receives continuous training through a multiple-level program, which includes training in macroeconomic background, financial statement analysis, investment policy, marketing techniques and time management. In addition, Interseguro’s annuity sales agents specialize in the sale of different types of annuity products. As a result, Interseguro’s sales force is trained to satisfy each customer’s needs.

In life insurance, Interseguro employed 287 agents, 219 in Lima and 68 outside of Lima, as of December 31, 2020. In addition, Interseguro employs servicing agents with the aim of servicing existing life insurance policies. We believe that constant training develops effective sales techniques and the skills to assess customer needs, which we believe is one of Interseguro’s critical competitive advantages. Interseguro has a specialized team focused on setting a training curriculum for each sales person in the first three years with the company as well as in assigning a mentor to each new recruit.

As of December 31, 2020, Interseguro works with three brokers nationwide to offer SOAT. Interseguro also works with insurance brokers to sell SOAT to increase coverage in Peru with limited capital investment. As of December 31, 2020, the brokerage channel accounts for approximately 18.5% of Interseguro’s total SOAT sales.

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

Interseguro’s retail insurance division used the following distribution channels to sell its products as of December 31, 2020:

Strategic Partners	Points of Sale
Interbank	Financial Stores: 74
Plaza Vea: 71 stores
Intercorp Retail	Oechsle: 24 stores

Interseguro’s retail insurance premiums breakdown by distribution channel as of December 31, 2020 is the following:

Strategic Partners	Retail insurance premiums breakdown
Interbank	92%
Intercorp Retail (Plaza Vea and Oeschle)	8%

Investments and Investment Management

Investment Portfolio

Interseguro invests the insurance premiums yet to be paid out in claims in its investment portfolio, based on a policy of capital conservation and adequate diversification.

The main objective of Interseguro’s investment portfolio is to cover its future payment obligations, associated mainly with its annuities business. Interseguro maintains a conservative asset liability management approach, matching its obligations by currency and maturity. Interseguro’s portfolio focuses on investment grade fixed-income instruments in U.S. dollars, soles and inflation linked notes, mitigating interest rate, inflation, and currency risks. Interseguro’s obligations consist of technical obligations related to annuities that are sold at a fixed interest rate, thus Interseguro prioritizes the investments on fixed income securities that hedge such obligations. Based on Interseguro’s investment strategy, its portfolio shows asset sufficiency to cover insurance liabilities at a currency, duration, inflation and interest rate levels that hedge against volatility in these factors.

Given that the Peruvian market offers a limited range of long-term investment instruments, Interseguro has sought to increase its investments outside of Peru and explore alternative investments in the local market, such as real estate projects.

Interseguro is required to comply with the following investment management principles according to the SBS:

•	Security Principle. Based on the protection and preservation of the economic value of assets over time.

•	Liquidity Principle. Consist of the availability of an asset to be converted into cash at the required time and without significantly affecting its value.

•	Diversification Principle. Based on the set of assets that contribute to the diversification of the risk factors of the portfolio and reduction of the potential impact of adverse effects.

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

Interseguro’s investment management complies with the limits and requirements indicated in the regulation in order to minimize non-eligible investments and comply with the coverage of its technical reserves, minimum solvency capital required and guaranty fund.

As of December 31, 2020, Interseguro’s investments amounted to S/13,939.0 million, of which S/11,645.1 million and S/1,249.9 million were fixed income securities, and equity securities and fund investments, respectively as compared to S/12,435.8 million, of which S/10,400.9 million and S/1,062.8 million were fixed income securities, and equity securities and fund investments, respectively for 2019. As of December 31, 2020, investments in real estate projects were S/1,044.0 million (approximately U.S.$ 288.3 million) as compared to S/972.1 million (approximately U.S.$293.3 million) for 2019.

The following tables present a breakdown of Interseguro’s investment portfolio by type of investment as of the dates indicated.

Investments by Type

	Book Value as of December 31
	2020		2019		2018
	S/ in millions	%	S/ in millions	%	S/ in millions	%
Fixed Income	11,645.1	83.5%	10,400.9	83.6%	9,389.7	83.6%
Corporate Bonds	5,519.6	39.6%	5,222.0	42.0%	4,944.4	44.0%
Peruvian Sovereign Bonds	2,923.8	21.0%	2,482.8	20.0%	2,165.3	19.3%
Foreign Bonds	3,201.7	23.0%	2,696.1	21.7%	2,280.0	20.3%
Equity and Funds	1,249.9	9.0%	1,062.8	8.5%	860.1	7.7%
Equity	1,119.0	8.0%	907.3	7.3%	666.5	5.9%
Funds	130.9	0.9%	155.5	1.3%	193.5	1.7%
Real Estate	1,044.0	7.5%	972.1	7.8%	986.5	8.8%

Total	13,939.0	100.0%	12,435.8	100.0%	11,236.3	100.0%

The following tables present a breakdown of Interseguro’s investment portfolio by currency as of the dates indicated.

Investments by Currency

Portfolio	Book Value as of December 31,
	2020		2019		2018
	S/ in millions	%	S/ in millions	%	S/ in millions	%
Sol(1)	8,620.1	61.8%	8,319.1	66.9%	7,025.5	62.5%
U.S. dollar	5,318.9	38.2%	4,116.7	33.1%	4,210.8	37.5%

Total	13,939.0	100.0%	12,435.8	100.0%	11,236.3	100.0%

(1)	Real estate investments are measured in soles

The following tables present a breakdown of Interseguro’s investment portfolio by rating as of the dates indicated.

Investments by Rating(1)

	As of December 31,
	2020		2019		2018
	(S/ in millions)%		(S/ in millions)%		(S/ in millions)%
AAA	862.3	22.6%	1,044.4	26.4%	861.5	24.2%
AA+ to AA-	2,920.2	76.6%	2,545.1	64.4%	2,371.9	66.8%
A+ to A-	31.1	0.8%	363.9	9.2%	319.6	9.0%

Total Local Ratings	3,813.6	100.0%	3,953.4	100.0%	3,553.0	100.0%

AAA	0.0	0.0%	0.0	0.0%	0.0	0.0%
AA+ to AA-	35.6	0.5%	33.1	0.5%	31.8	0.5%
A+ to A-	1,311.6	16.7%	2,723.5	42.2%	2,424.3	41.5%
BBB+	2,440.1	31.2%	515.7	8.0%	778.0	13.3%
BBB	1,738.9	22.2%	1,471.0	22.8%	1,323.9	22.7%

	As of December 31,
	2020		2019		2018
	(S/ in millions)%		(S/ in millions)%		(S/ in millions)%
BBB-	1,918.9	24.5%	1,704.2	26.4%	1,229.6	21.1%
BB+	0.0	0.0%	0.0	0.0%	0.0	0.0%
BB	206.2	2.6%	0.0	0.0%	49.1	0.8%
BB-	0.0	0.0%	0.0	0.0%	0.0	0.0%
B	0.0	0.0%	0.0	0.0%	0.0	0.0%
CCC+	180.2	2.3%	0.0	0.0%	0.0	0.0%

Total Foreign Rating	7,831.4	100.0%	6,447.5	100.0%	5,836.7	100.0%

(1)	Includes only credit rated fixed-income investments.

In regards to fixed income, Interseguro prioritizes the investment in local bonds and foreign bonds with a higher risk rating of AA- and BBB-, respectively.

The following table presents a breakdown of Interseguro’s investment portfolio by maturity as of the dates indicated.

Investments by Maturity

	Book Value as of December 31,
	2020	2019	2018
	S/ in millions	S/ in millions	S/ in millions
Maturity
0-5 years	137.4	127.7	246.3
6-10 years	1,688.1	1,350.6	1,003.1
11-20 years	4,982.6	4,420.0	3,761.1
21+ years	4,837.1	4,502.7	4,379.1
No maturity(1)	2,293.9	2,034.9	1,846.6

Total	13,939.0	12,435.8	11,236.3

(1)	Real-estate and equity investments.

Fixed-Income

The fixed-income securities portfolio is mainly composed of long-term fixed rate debt that are eligible instruments to cover reserves, in compliance with the requirements established by the SBS.

As of December 31, 2020, Interseguro’s fixed-income investments represented 83.5% of its total portfolio, of which 47.4% were corporate bonds, 25.1% were Peruvian sovereign bonds, 27.5% were foreign bonds as compared to 83.6% and 83.6%, respectively, of its total portfolio, of which 50.2% and 52.7%, respectively, were corporate bonds, 23.9% and 23.1%, respectively, were Peruvian sovereign bonds, 25.9% and 24.3%, respectively, were foreign bonds for 2019 and 2018.

As of December 31, 2020, 100% of bonds with local ratings and 95.1% of bonds with international ratings had investment grade status.

Equity and Funds

Substantially all of Interseguro’s equity and funds portfolio is invested in companies with low beta and relatively stable and predictable cash flows. Interseguro’s equity and funds portfolio is invested across Latin America and the United States. As of December 31, 2020 Interseguro’s equity and funds portfolio represented 9.0% and of its total portfolio, of which 67.6% was invested in foreign securities and 32.4% in local securities. As of December 31, 2019 and December 31, 2018, Interseguro’s equity and funds portfolio represented 8.5% and 7.7%, respectively, of its total portfolio, of which 66.8% and 79.5%, respectively, was invested in foreign securities and 33.2% and 20.5%, respectively, in local securities.

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

Real estate income derives from the appreciation of real estate property and from rental income from its tenants. Interseguro’s rental income comes primarily from Orquídeas (offices building) and Tabacalera (industrial asset). Tabacalera is an industrial property leased to Teleatento Peru S.A.C, which is a company dedicated to call centers. As of December 31, 2020, Interseguro’s investments in real estate projects represented 7.5% of its total portfolio, as compared to 7.8% and 8.8% for the years ended December 31, 2019 and 2018, respectively.

Reinsurance

Interseguro transfers risks to reinsurers in order to limit its maximum aggregate potential loss and minimize exposures on large particular individual risks. Reinsurance is placed with reinsurance companies based on its reinsurance policy, which is annually approved by Interseguro’s board of directors and its risk committee. Interseguro’s main reinsurers are six international reinsurance companies: Scor Global Life, Munich Re, Gen Re and Hannover.

Premiums ceded to reinsurers represented 1.6%, 1.5% and 1.4% of Interseguro’s premiums assumed for the years ended December 31, 2020, 2019 and 2018, respectively (these percentages do not include the reinsurance for the pension-related insurance (disability and survivorship)).

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

Interseguro has undertaken investments in technology with the aim of providing a stable and secure platform to support its rapidly expanding business. In 2012, Interseguro’s insurance company decided to invest in the implementation of an operations system in order to support Interseguro’s planned growth in life and retail insurance, a CRM platform, and business intelligence capabilities, among others. Interseguro invested approximately S/1.7 million in projects for the year ended December 31, 2020 and approximately S/1.8 million and S/1.3 million, in projects for the years ended December 31, 2019 and 2018, respectively. Interseguro plans to invest approximately S/10.5 million over the next three years in technology.

Recently, as a result of the COVID-19 pandemic, cyber-security risks have increased primarily due to implementation of remote work policies. In response, Interseguro has implemented additional cyber-security measures to prevent, detect, and respond to these enhanced cyber-security risks. These measures focus primarily on the improvement of access management processes within the company, implementation of processes to supervise access to the company’s systems, implementation and updates of the company’s information security policies and procedures, and continuous evaluation of new threats in cyber-security.

Wealth Management Segment

Overview

Inteligo is a provider of wealth management services through Inteligo Bank, brokerage services through Inteligo SAB and mutual funds management services through Interfondos. Inteligo Bank primarily focuses on individuals with investable assets in the range of U.S.$500,000 and U.S.$10.0 million, where Inteligo believes there is higher growth potential. Inteligo SAB and Interfondos focus on providing brokerage, mutual funds and financial planning services to individuals with investable assets under U.S.$500,000. As of December 31, 2020, Inteligo had assets under management of S/20,988.8 million (U.S.$ 5,796.4 million) as compared to S/18,292.9 million (U.S.$5,519.9 million) in 2019. Inteligo’s assets under management grew at a CAGR of 8.1% between December 31, 2016 and December 31, 2020. Increased wealth generation in Peru is expected to continue to create a market for wealth management services for Peruvian clients. Inteligo conducts various types of banking, trust, financing, brokerage and investing activities for high net worth individuals.

Inteligo SAB also provides sales and trading operations for individual and institutional customers primarily in the Peruvian capital markets. As of December 31, 2020, Inteligo SAB was the eighth largest broker by market share in equities trading, according to the SMV. Interfondos is the fourth largest mutual fund manager in Peru with a 13.0% market share based on assets under management, according to the SMV.

Inteligo’s net profit for the year ended December 31, 2020 was S/243.1 million as compared to S/200.3 million in 2019. As of December 31, 2020, Inteligo had shareholders’ equity of S/1,074.9 million as compared to S/853.8 million in 2019. Inteligo’s ROE for the year ended December 31, 2020 was 28.0% as compared to 24.7% in 2019.

COVID-19 Measures

Inteligo deployed several strategies across the organization to mitigate the impact of the COVID-19 pandemic on both its operations and on its employees. Inteligo Bank, Inteligo SAB and Interfondos have operated under a 100% home-office scheme since lockdown measures and social mobility restrictions were enacted by the governments of Peru, Panama and The Bahamas in March 2020. These companies were able to remain close to their clients by using technology to maintain frequent communication and to ensure agile execution. In addition, all banking, investment advisory and execution services remain available to clients in compliance with social-distancing, hygiene, and constant health-monitoring protocols, as we aim to safeguard the well-being of our clients and employees alike.

Given the economic impact of the pandemic, improved liquidity levels and strong capital adequacy ratios have been a business priority. As of December 31, 2020, Inteligo Bank held up to 13.3% of its assets in cash and equivalents, while such ratio for Interfondos stood at 27.7%. Additionally, Inteligo Bank’s capital adequacy ratio stood at 28.4% as of December 31, 2020, as compared to a minimum regulatory requirement of 8.0%.

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

In 2018, Inteligo, through its subsidiary Inteligo SAB, launched a new brand, CERTIA. The main aim of CERTIA is to offer financial advisory and planning services to clients with investable assets between U.S.$90,000 and U.S.$500,000. To that end, CERTIA is constantly upgrading its digital channels to provide its customers with an efficient and self-servicing experience. Inteligo expects that CERTIA will increase cross-selling opportunities with Interbank and Interseguro as CERTIA will include not only investment products, but also retirement planning and banking services in its product portfolio.

The strength of Inteligo’s financial advisory services has contributed to the growth of its fee income as a percentage of its revenues. Inteligo’s fee income from financial services, net decreased from S/164.3 million for 2019 to S/164.0 million for 2020, showing stability despite the adverse global economic scenario. Fee income represented 42.8% of Inteligo’s total sources of revenue in 2020.

Lending

Inteligo offers lending services through Inteligo Bank to complement its wealth management business only to its existing clients. Most of the loans are categorized as consumer financing.

Inteligo Bank’s loan portfolio had no delinquencies and was fully collateralized by its clients’ assets as of December 31, 2020. Inteligo’s net loan portfolio totaled S/1,660.5 million as of December 31, 2020, increasing 2.2%, from S/1,624.5 million, as of December 31, 2019. Inteligo’s net loan portfolio represented 38.5% of its total assets as of December 31, 2020 as compared to 39.6% for 2019.

Portfolio Investments

Inteligo manages a proprietary portfolio primarily composed of medium-term investments in fixed-income securities. Inteligo’s investment team uses third-party funds as well as individual fixed income and equity securities. For 2020, revenues from Inteligo’s proprietary portfolio represented 27.8% of total revenue compared to 17.8% for 2019.

Inteligo’s investment portfolio as of December 31, 2020 totaled S/1,881.0 million, an increase of 18.2%, from S/1,592.0 million as of December 31, 2019, mainly explained by an appreciation of equity investments and the implementation of long-short mandates. In addition, Inteligo’s investment portfolio represented 43.7% of total assets as of December 31, 2020 as compared to 38.8% for 2019. Inteligo’s investment portfolio as of December 31, 2019 totaled S/1,592.0 million, a decrease of 1.7% from S/1,620.3 million as of December 31, 2018.

The following tables show the composition of Inteligo’s portfolio by asset class as of the dates indicated.

Investments by Asset Class

	As of December 31,
	2020	2019	2018
Asset Class	(S/ in millions)
Fixed income	424.9	404.9	427.4
Equity	367.3	277.4	169.6
Managed accounts (Fixed income)	291.2	270.7	301.5
Managed accounts (Long-Short)	103.1	0.0	0.0
Mutual funds & investment funds	694.6	639.0	721.8

Total	1,881.0	1,592.0	1,620.3

Investments by Maturity

	As of December 31,
	2020	2019	2018
Maturity	(S/ in millions)
0-5 years	260.1	305.7	381.0
6-10 years	370.1	295.5	223.9
11+ years	70.1	64.2	87.7
No maturity(1)	1,180.8	926.5	927.7

Total	1,881.0	1,592.0	1,620.3

(1)	Mutual Funds, equity and private equity investments.

Inteligo’s successful strategy is reflected by the strong growth of its assets under management which had a CAGR of 8.1% between December 31, 2016 and December 31, 2020, surpassing Peru’s GDP growth. For the year ended December 31, 2020, Inteligo’s growth in assets under management was 14.7%, as compared to 2019. For the year ended December 31, 2019, Inteligo’s growth in assets under management was 4.0% as compared to 2018.

The following table shows the composition of Inteligo’s assets under management by asset class as of the dates indicated.

Assets under Management by Asset Class

	As of December 31,
	2020	2019	2018
Asset Class	(S/ in millions)
Fixed income	11,082	9,122	8,319
Equity	8,993	7,527	7,822
Alternative investments	915	1,644	1,451

Total	20,989	18,293	17,593

Inteligo’s net profit grew at a CAGR of 8.0% between December 31, 2016 and December 31, 2020, supported by strong fees on assets under management, which remained at 0.8% in 2020. For the year ended December 31, 2020, Inteligo’s net profit increased 21.4% as compared to 2019. For the year ended December 31, 2019, Inteligo’s net profit increased 1.4% as compared to 2018.

Market Segmentation

Inteligo Bank primarily focuses on individuals with investable assets in the range of U.S.$500,000 and U.S.$10 million, where Inteligo believes there is higher growth potential. Inteligo SAB and Interfondos focus on providing brokerage, mutual funds and financial planning services to individuals with investable assets under U.S.$500,000. Through the recently launched CERTIA, Inteligo expects to offer financial solutions to individuals with investable assets between U.S.$90,000 and U.S.$500,000 through an advisory platform leveraged by technology and self-servicing, while creating cross-selling opportunities with Interbank and Interseguro. As of December 31, 2020, Inteligo Bank, Inteligo SAB and Interfondos had approximately 3,313, 1,339 and 75,904 clients, respectively, as compared to approximately 3,200, 1,307 and 76,652 clients, respectively, in 2019.

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

Financial Advisory Team

Inteligo serves its customers through its advisory team of approximately 44 people. Through its relationship managers, Inteligo establishes strong client relationships which result in a loyal and growing customer base. Inteligo’s experienced relationship managers team has acquired specialized product knowledge and deep understanding of its customers’ needs.

Information Technology Unit

Inteligo’s IT unit is responsible for managing its network infrastructure, telecommunications and computer systems. The unit is also responsible for developing and evaluating in-house technologies and third-party software solutions.

Inteligo Bank has implemented a new core system to support its rapidly expanding operations. As of December 31, 2020, and 2019, Inteligo Bank had invested S/5.0 million and S/2.7 million, respectively, in the development of its technology platform, which will allow it to leverage its existing CRM platform and develop stronger business intelligence capabilities. Inteligo SAB and Inteligo Perú Holding will be implementing a new core IT system in 2021.

As a part of its cybersecurity strategy, Inteligo continued to strengthen its identification, protection, detection and action cybersecurity plans, which reduced the occurrence of attacks and mitigated the risk of cyber threats. This strategy is based on the cybersecurity framework of the National Institute of Standards and Technology (NIST), and other standards such as ISO 27000 and 27032. Inteligo’s cybersecurity strategy includes improvements to security on different fronts, including mobile devices, workstations, in the cloud and on premises. Inteligo uses updated technology such as behavior analysis and artificial intelligence, which allow its human resources to reduce time spent on threat detection and analysis.

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

From December 31, 2016 to December 31, 2020, the banking system in Peru continued to grow steadily, with gross loans expanding at a four-year CAGR of 8.5%, according to the SBS. A significant part of the growth experienced by the Peruvian financial system since 2016 has been generated by the retail banking sector. Retail loans (including consumer loans and mortgages) grew at a four-year CAGR of 6.6% for the period ended December 31, 2020. As of December 31, 2020, approximately 31.8% of the Peruvian banking sector’s total loans were retail loans, up from 34.2% as of December 31, 2016.

According to the SBS, the total number of credit cards issued by the Peruvian Banking system as of December 31, 2020 was approximately 5.6 million. For the period ended December 31, 2020, the Peruvian banking system’s credit card loans decreased 20.1% between December 31, 2019 and December 31, 2020 primarily as a result of the impact of the COVID-19 pandemic.

Although mortgage loans in the Peruvian banking system grew at a four-year CAGR of 7.5% for the period ended December 31, 2020 and 4.6% between December 31, 2019 and December 31, 2020, there is still substantial room for growth, with only approximately 0.2 million mortgages outstanding in Peru among a population of approximately 32.8 million, compared to approximately 1.9 million mortgages outstanding in Chile for a population of 19.5 million, each as of December 31, 2020. A responsible macroeconomic approach and the promotion of housing programs over the past five years have been the main drivers of mortgage loan growth in Peru and are expected to continue fueling mortgage lending.

The Peruvian banking system is highly concentrated in a small number of relatively large participants. The four largest banks accounted for 84.7% of total gross loans and 83.7% of total deposits in the system as of December 31, 2020. Furthermore, foreign banks play a significant role in the Peruvian financial system. As of December 31, 2020, BBVA and Scotiabank, two of the four largest banks in the system, which accounted for a combined 37.2% of total gross loans and 35.1% of total deposits, according to the SBS, were under foreign control. Although other major global banks such as BNP Paribas, Standard Chartered, Intesa, BankBoston, HSBC and Deutsche Bank have ceased operations in Peru over the past 15 years, other foreign banks have entered or have shown interest in entering or increasing their exposure in the Peruvian market.

Interbank is currently the fourth largest bank in Peru, as measured by commercial lending, total assets and total deposits, as of December 31, 2020, and has faced strong competition, including increased pressure on margins, primarily as a result of the presence of commercial banks in the Peruvian market with substantial capital, technology and marketing resources, as well as from Peruvian pension funds that lend to Interbank’s current and potential commercial customers. This increased competition has affected the average interest rates that the Peruvian banking system has been able to charge its customers. Despite being the fourth largest bank in Peru, Interbank is strongly positioned in the consumer sector, being the second largest bank in gross consumer loans and largest in consumer credit cards as of December 31, 2020, according to the SBS.

The following tables show Interbank, the rest of the Peruvian banking system and their respective market shares as of December 31, 2020.

	Assets			As of December 31, 2020 Total Gross Loans			Deposits
	Balance	Market Share (%)	Rank	Balance	Market Share (%)	Rank	Balance	Market Share (%)	Rank
	(S/ in millions)			(S/ in millions)			(S/ in millions)
BCP	182,536	35.4%	1	113,078	34.7%	1	116,434	35.3%	1
BBVA	107,384	20.8%	2	70,372	21.6%	2	71,319	21.6%	2
Scotiabank	77,228	15.0%	3	51,007	15.6%	3	44,533	13.5%	3
Interbank	68,136	13.2%	4	41,594	12.8%	4	43,939	13.3%	4
BanBif	18,382	3.6%	5	12,076	3.7%	6	12,825	3.9%	5
Mibanco	15,625	3.0%	6	12,985	4.0%	5	8,548	2.6%	6
Pichincha	11,077	2.1%	7	8,563	2.6%	7	7,329	2.2%	7
Citibank	8,857	1.7%	8	1,467	0.4%	13	6,386	1.9%	8
Santander	8,317	1.6%	9	4,535	1.4%	8	5,356	1.6%	9
GNB	5,975	1.2%	10	3,304	1.0%	9	4,531	1.4%	10
Falabella	3,972	0.8%	11	2,677	0.8%	10	3,007	0.9%	11
ICBC	2,973	0.6%	12	672	0.2%	14	2,409	0.7%	12
Comercio	2,323	0.5%	13	1,769	0.5%	11	1,554	0.5%	13
Ripley	2,111	0.4%	14	1,590	0.5%	12	1,372	0.4%	14
Azteca	532	0.1%	15	334	0.2%	15	385	0.2%	15
Bank of China	271	0.0%	16	—	0.0%	16	12	0.0%	16

Total	515,699	100.0%	—	326,023	100.0%	—	329,939	100.0%	—

Source: SBS.

	As of December 31, 2020
	Gross Consumer Loans(1)			Gross Consumer Credit Cards(2)
	Balance	Market Share (%)	Rank	Bank	Balance	Market Share (%)	Rank
	(S/ in millions)				(S/ in millions)
BCP	12,953	24.7%	1	Interbank	5,082	27.5%	1
Interbank	11,531	22.0%	2	BCP	4,319	23.4%	2
Scotiabank	8,829	16.9%	3	Scotiabank	2,656	14.4%	3
BBVA	6,571	12.6%	4	Falabella	2,589	14.0%	4
Pichincha	2,768	5.3%	5	BBVA	2,050	11.1%	5
Falabella	2,676	5.1%	6	Ripley	728	3.9%	6
BanBif	1,716	3.3%	7	Pichincha	514	2.8%	7
Ripley	1,590	3.0%	8	BanBif	479	2.6%	8
Comercio	1,406	2.7%	9	Azteca	15	0.1%	9
GNB	1,404	2.7%	10	GNB	12	0.1%	10
Mibanco	565	1.1%	11	Comercio	3	0.0%	11
Azteca	334	0.6%	12	Citibank	—	0.0%	12
Santander	2	0.0%	13	Mibanco	—	0.0%	13
Citibank	—	0.0%	14	Santander	—	0.0%	14
ICBC	—	0.0%	15	ICBC	—	0.0%	15

Bank of China	—	0.0%	16	Bank of China	—	0.0%	16

Total	52,345	100.0%		Total	18,447	100.0%

Source: SBS.

(1)	Gross consumer loans do not include mortgage loans and consumer credit cards.
(2)	Gross consumer credit cards do not include credit cards issued by non-banking entities.

The following table shows key industry metrics for the four largest banks by assets and the Peruvian banking system.

	2020	2019	2018	2017	2016
ROE
Interbank	4.3%	22.0%	21.3%	20.7%	23.2%
BCP	4.5%	20.6%	21.4%	21.4%	23.6%
BBVA	7.0%	18.9%	19.0%	19.6%	20.8%
Scotiabank	2.6%	15.9%	15.3%	16.0%	17.5%
Peruvian banking system	4.0%	18.5%	18.5%	18.3%	20.0%
ROA
Interbank	0.4%	2.4%	2.3%	2.1%	2.1%
BCP	0.5%	2.7%	2.6%	2.4%	2.4%
BBVA	0.7%	2.0%	2.0%	1.8%	1.7%
Scotiabank	0.3%	2.1%	2.1%	2.1%	2.1%
Peruvian banking system	0.4%	2.3%	2.2%	2.1%	2.0%
Efficiency Ratio(1)
Interbank	39.4%	38.4%	40.4%	42.3%	42.1%
BCP	40.9%	39.0%	40.1%	39.7%	38.8%
BBVA	40.4%	37.7%	37.5%	37.9%	39.4%
Scotiabank	41.0%	36.1%	37.0%	37.0%	37.4%
Peruvian banking system	43.4%	41.1%	42.2%	42.5%	43.0%
Past-Due-Loan Ratio
Interbank	3.4%	2.6%	2.6%	2.9%	2.6%
BCP	3.2%	2.7%	2.7%	3.0%	2.7%
BBVA	3.2%	3.0%	2.9%	2.7%	2.4%
Scotiabank	5.4%	3.5%	3.5%	3.2%	3.1%
Peruvian banking system	3.8%	3.0%	3.0%	3.0%	2.8%
Coverage Ratio
Interbank	202.3%	176.5%	175.0%	167.2%	179.8%
BCP	192.7%	137.7%	143.0%	139.6%	154.6%
BBVA	192.9%	161.8%	163.4%	168.5%	187.5%
Scotiabank	136.1%	134.7%	128.9%	137.7%	132.6%
Peruvian banking system	177.7%	152.1%	153.6%	152.6%	160.6%
Total Capital Ratio
Interbank	17.0%	15.2%	15.8%	16.1%	15.9%
BCP	14.9%	14.5%	14.2%	15.1%	15.4%
BBVA	13.7%	14.1%	15.0%	14.2%	14.3%
Scotiabank	16.5%	14.5%	14.6%	15.5%	14.4%
Peruvian banking system	15.5%	14.6%	14.7%	15.2%	15.0%

Source: SBS.

(1)	Under SBS criteria.

Note: ROE calculated as net income for the period divided by the average of total equity at the end of the last five quarters. ROA calculated as net income for the period divided by the average of total assets at the end of the last five quarters.

The Peruvian banking system’s net profit was S/2,112 million in 2020, a decrease of 76.8% as compared to 2019 due to lower revenues and higher provisions as a result of the COVID-19 pandemic. The following chart shows the evolution of the banking system’s net profit between 2016 and 2020.

Banking system’s Net Profit 2016 — 2020 (S/ in millions)

Source: SBS.

The following chart sets forth, for the metrics indicated below, the year-over-year performance as of December 31, 2020 for the four largest banks in Peru under SBS GAAP.

Year-Over-Year Performance by Net Profit (As of December 31, 2020 vs. As of December 31, 2019)

Source: SBS.

Note: Banks include international branches.

The banking system’s total loans has shown high growth in the past years, reaching a 8.5% four-year CAGR from 2016 to 2020. In 2020, according to the Central Bank, loans to the private sector grew 12.3% mainly due to disbursements under the Reactiva Peru program. Excluding the effect of the Reactiva Peru program, loans to the private sector would have decreased 4.6% in 2020. The following chart shows the evolution of the Peruvian banking system’s retail and commercial loans between 2016 and 2020 under SBS GAAP.

Banking system’s total loan 2016-2020 (S/ in billion)

Source: SBS.

The following chart sets forth the four-year CAGR from 2016 to 2020 and the year-over-year growth as of December 31, 2020 of total loans under SBS GAAP for the four largest banks in Peru.

Total Loans CAGR (2016 - 2020) and

Year-Over-Year Growth (As of December 31, 2020 vs. As of December 31, 2019)

Source: SBS

Note: Banks include international branches.

The following chart sets forth the CAGR from 2016 to 2020 and the year-over-year growth as of December 31, 2020 of total deposits for the four largest banks in Peru. In 2020, increased growth in deposits was primarily due to an increase in our clients’ liquidity as the result of (i) partial cash withdrawals from CTS accounts systemwide and the private pension system, (ii) commercial deposits related to unused funds from the Reactiva Peru program, and (iii) the widespread adoption of a “savings” mindset, all as a result of the effects of the COVID-19 pandemic.

Total Deposits CAGR (2016 - 2020) and

Year-Over-Year Growth (As of December 31, 2020 vs. As of December 31, 2019)

Source: SBS.

Note: Banks include international branches.

Interbank’s past-due-loan ratio was the third lowest among the four largest Peruvian banks, and lower than the banking system’s average of 3.8%. The following chart sets forth the past-due-loan and coverage ratios under Peruvian SBS GAAP for the four largest banks in Peru as of December 31, 2020.

Past-Due-Loan and Coverage Ratios (As of December 31, 2020)

Source: SBS.

Note: Banks include international branches.

As of December 31, 2020 Interbank’s past-due-loan ratio in retail and consumer loans was the second and third highest, respectively among the four largest Peruvian banks, due to our clients’ profile and the importance of credit cards in our portfolio. The following charts set forth the past-due-loan ratios in retail and consumer loans for the four largest banks in Peru as of December 31, 2020.

Retail Loans Past-Due-Loan Ratio (As of December 31, 2020)

Source: SBS.

Note: Banks include international branches.

Consumer Loans Past-Due-Loan Ratio (As of December 31, 2020)

Source: SBS.

Note: Banks include international branches.

Interbank had the lowest commercial past-due-loan ratio among the four largest Peruvian banks as of December 31, 2020. The following chart sets forth the commercial past-due-loan ratio for the four largest banks as of December 31, 2020.

Commercial Loans Past-Due-Loan Ratio (As of December 31, 2020)

Source: SBS.

Note: Banks include international branches.

Fintech Landscape

In recent years, fintech entities have gained global relevance in financial services, with a focus on financial inclusion, payments solutions for individuals and companies, lending activities, insurance and investment needs. According to industry sources, investments in fintech entities on a global basis fell 2% between 2019 and 2020, while fintech-related investments in Latin America grew 64% over the same period. In this region, investments in fintech entities have mostly targeted companies in countries like Brazil, Mexico and Colombia, which have critical mass populations. However, in Peru, partnerships between traditional financial institutions and fintech entities have started to occur, which we expect will expand opportunities to share competitive advantages and result in mutually beneficial opportunities to better serve current markets or access new ones. For example, in 2020, Interbank announced a partnership with Rappi, a leading super app in Latin America, to deliver 100% digital financial products in Peru and is constantly working closely with fintech entities to find other collaboration opportunities. More recently, in 2021, Interbank also announced an alliance with Kambista, a Peruvian fintech entity which allows users to exchange U.S. dollars to soles through an online currency exchange platform.

Peruvian Insurance Industry and Competition

The Peruvian insurance industry is well-capitalized, with a solvency ratio (patrimonio efectivo / requerimientos patrimoniales) of 142.2% under Peruvian SBS GAAP as of December 31, 2020, and operates under a well-established regulatory framework. Over the past years, the industry has experienced strong growth. Insurance premiums grew at a four-year CAGR of 5.6% for the period ended December 31, 2020. Insurance premiums in Peru reached S/14.0 billion for the year ended December 31, 2020, representing a 0.7% year-over-year slight decrease.

Life insurance premiums represented approximately 47.5% of total insurance premiums for the year ended December 31, 2020. In April 2016, a new regulation was approved in Peru, allowing pensioners to withdraw up to 95.5% of their retirement funds. This measure had a negative impact on life insurance annuities, which have decreased at a CAGR of 13.5% from 2016 to 2020.

Growth of the annuities’ segment is expected to resume as the number of Peruvian private pension system’s retirees and their respective average pension balances increase. Currently, Peru’s private pension system covers eight million citizens, 97.0% of which are under 65 years (legal retirement age).

From 2008 to 2020, approximately 73,116 people retired under the Peruvian private pension system compared to a total of approximately 738,00 and more than 4.3 million expected retirees over the next 10 and 30 years, respectively, according to the SBS as of December 31, 2020.

The table below sets forth the number of members in the Peruvian private pension system as of December 31, 2020.

As of December 31, 2020
Age (years)	Number of Members (in thousands)	Percentage of Total
Less than 25	994	12.8%
26-35	2,224	28.6%
36-45	2,078	26.7%
46-55	1,512	19.4%
56-65	738	9.5%
More than 65	235	3.0%

Total	7,781	100.0%

Source: SBS

The chart below sets forth Peruvian insurance premiums for the periods indicated.

Source: SBS.

The chart below shows market share by annuities premiums from 2016 to 2020.

Market Share by Annuities (Excluding Private Annuities) Premiums

Source: SBS.

Note: Interseguro’s figures incorporate Seguros Sura starting November 2017.

As of December 31, 2020, a total of 18 companies comprised the Peruvian insurance industry. As of December 31, 2020, in terms of assets, on a consolidated basis, the four largest insurance companies had an 82.9% market share, and the leading two insurance companies had a combined market share of 52.4%. The Peruvian insurance industry is largely represented by Peruvian companies with three of the six largest companies controlled by Peruvian economic groups.

The following table presents market shares by assets and premiums of the six largest insurance companies in Peru as of and for the year ended December 31, 2020.

			Total Assets as of December 31, 2020		Total Net Premiums for the year ended December 31, 2020
Company	Life	Non-Life	(S/ in million)	Market Share (%)	(S/ in million)	Market Share (%)
Rimac	✓	✓	16,838.9	28.0%	4,295.9	30.6%
Pacífico Seguros	✓	✓	14,673.7	24.4%	3,653.4	26.1%
Interseguro	✓	✓	13,327.7	22.2%	743.5	5.3%
La Positiva (1)	✓	✓	6,857.7	11.4%	1,855.0	13.2%
Mapfre (1)	✓	✓	3,774.1	6.3%	1,838.9	13.1%
Protecta Security	✓	✓	2,056.0	3.4%	408.6	2.9%

Source: SBS

(1)	La Positiva consolidates La Positiva and La Positiva Vida. Mapfre consolidates Mapfre Peru and Mapfre Peru Vida.

The following chart sets forth the ROEs for Interseguro, its main competitors and the Peruvian insurance industry, from 2016 to 2020.

ROE

Source: SBS.

Note: Interseguro’s figures incorporate Seguros Sura starting November 2017.

The following chart shows investment portfolio returns for Interseguro and the Peruvian insurance industry from 2016 to 2020.

Investment Portfolio Returns (2016-2020)

Source: SBS.

Note: Interseguro’s figures incorporate Seguros Sura starting November 2017. Annual Investment portfolio returns calculated as return from investments for the period divided by the average of total investments at the last five quarters.

The following chart shows total investments under Peruvian SBS GAAP of the four largest life insurance companies in Peru as of December 31, 2020:

Investment portfolio (S/ in Millions)

Source: SBS

Note: Interseguro’s figures incorporate Seguros Sura starting November 2017. La Positiva consolidates La Positiva and La Positiva Vida.

Insurtech Landscape

In the last ten years, advances in technology and data analytics have been accelerating the potential development of insurtechs in different parts of the value chain of the insurance industry. At a global level, insurtechs have captured almost U.S.$20 billion in investments from venture capital firms, seed funding and corporate venture capital firms financed by digital-based technology companies and large incumbents. According to industry sources, North America and Asia have led the development in insurtechs since 2010, concentrating approximately more than 80% of global investments in insurtechs (U.S.$15 billion). Insurtechs in Latin America are still in the initial financing stage compared to the United States and China. Latin America has invested approximately U.S.$131 million in insurtechs, which represents 0.7% of the global investment. In addition, according to industry sources, the main countries in Latin America that have developed insurtechs are Brazil (77), Mexico (42), Argentina (34), Colombia (14) and Chile (13) with a total of 180 insurtechs at the end of 2019. Most of these insurtechs have focused their business on the sales and distribution and pricing and underwriting processes with very few “full stack” business models. In Peru, investments in the insurtech segment are in the early stages. However, many incumbents, including us, are betting on digital product developments that could eventually leverage insurtech capabilities.

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

The chart below shows assets under management in U.S. dollars for Inteligo Bank and ASB, from December 31, 2017 to December 31, 2020.

Assets Under Management

(U.S.$ in millions)

Source: Company information and Credicorp Ltd.’s quarterly reports.

The following chart compares ROE for Inteligo Bank and ASB from 2017 to 2020.

ROE

Source: Company information and Credicorp Ltd.’s quarterly reports.

Note: ROE is calculated as net profit divided by the average shareholders’ equity, computed as the simple equity average of the last five quarters.

The following chart sets forth fee income as a percentage of average assets under management for Inteligo Bank and ASB from 2017 to 2020.

Fee Income / Average Assets under Management

Source: Company information and Credicorp Ltd.’s quarterly reports.

Note: Figures as of December 31, 2020 are calculated using the fee income for the period times four divided by the average assets under management of the last two quarters.

Interfondos provides mutual fund management services in Peru. Interfondos has been the fourth largest mutual fund manager in Peru in each of the last five years according to the SMV. As of December 31, 2020, Interfondos had a 13.0% market share based on assets under management.

Inteligo SAB provides brokerage services, including sales and trading operations, in Peru’s domestic capital markets. As of December 31, 2020, the Peruvian brokerage industry consisted of 21 brokerage firms. Inteligo SAB has ranked among the largest equity trading platforms in the last five years in terms of trading volumes on the Lima Stock Exchange.

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

In June 2008, as a way to facilitate the adoption process to the Basel II standards, the Peruvian Banking and Insurance Law was amended by Legislative Decree No. 1028 and Legislative Decree No. 1052, to comply with the international standards. In December 2009, the Basel Committee announced its intention to issue a new framework, related to the regulation, supervision and risk management of the banking industry. This was followed by an agreement reached in June 2011 regarding the overall design of the capital and liquidity reform package (“Basel III”). The changes introduced have been designed to be implemented progressively. The SBS, by use of its regulatory attributes, has issued several regulations that seek to adapt the Peruvian financial system to the new Basel Capital Accords. This new capital framework revises and strengthens the three pillars established by Basel II. The accord is also extended with new capital buffers (including a capital conservation buffer, a countercyclical capital buffer, and a global systemically important banks buffer), a leverage ratio and liquidity requirements.

In July 2011, the SBS issued SBS Resolution No. 8425-2011 (as amended from time to time), establishing the final methodologies in the calculation and the implementation schedule of the additional capital requirements to be implemented in Peru, which, although not completely consistent with Basel III, includes requirements to cover concentration, interest rate and systemic risk, as well as certain pro-cyclical capital requirements. These additional requirements were fully implemented in July 2016.

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

COVID-19 Response

The Peruvian government has implemented a number of measures aimed at strengthening the financial sector in response to the COVID-19 pandemic, including:

•

Modifying the limit for swap and forward operations for the sale of foreign currency in exchange for local currency from U.S.$575 million per week to U.S.$675 million per week per financial institution, without requiring additional reserves, in order to support foreign exchange hedges.

•	Reducing the reference interest rate by 200 basis points from 2.25% to 0.25%.

•	Reducing the minimum legal reserve requirement in soles from 5% to 4%.

•	Decreasing the minimum current account requirement in soles from 1.0% to 0.75% of the obligations subject to reserve requirements.

•	Reducing the reserve requirement from 50% to 9% for obligations in foreign currency with average terms equal to or less than two years entered into with foreign financial entities.

•	Suspending the additional reserve requirement associated with lines of credit in foreign currency for the remainder of 2020.

•

Establishing the National Government Guarantee Program for Financial Institutions (Programa de Garantía del Gobierno Nacional a las Empresas del Sistema Financiero) for an amount of S/7,000 million, pursuant to Legislative Decree No. 1508 enacted on May 11, 2020. Financial institutions may apply to this program in order to enter into repurchase agreements with the Central Reserve Bank of Peru in connection with their loan portfolios. The objective of this measure is to provide Peruvian financial institutions with extraordinary liquidity, but only up to 80% of the loan portfolio’s value may be paid by the Peruvian government under the program as per the repurchase agreement. In addition, eligible loan portfolios must have been qualified as “Normal” or with “Potential Problem” –as per the SBS categorization– as of February 29, 2020. The term for financial institutions to apply and enter into repurchase agreements with the Central Reserve Bank of Peru within the framework of the program expires on December 31, 2022, and the maximum term to repurchase the corresponding transferred loan portfolio expires on December 31, 2024.

•

Authorizing financial institutions to modify contractual loan obligations, including rescheduling of maturities, without characterizing such modifications as refinanced loans, provided that the term of any loan is not extended for more than six months from the original term, and for no more than twelve months in case of retail loans and loans granted to mid-sized corporations, respectively, so that debtors can meet payment obligations. See “Presentation of Financial Information—Loan Portfolio Data.” As of January 1, 2021, S/82.0 billion, or approximately 24% of the banking system’s loan portfolio, had been rescheduled, of which S/44.2 billion were retail loans (approximately 41% of the banking system’s retail loan portfolio) and S/37.7 billion were commercial loans (approximately 17% of the banking system’s commercial loan portfolio), according to ASBANC.

•	Increasing monetary limits per operation (wire transfers, electronic money exchange, among others) to be carried out through electronic money accounts.

•

Establishing procedures for extraordinary withdrawals from pension fund accounts as set forth in the Urgency Decree No. 034-2020 and Law No. 31,017. In addition, Urgency Decree 056-2020 was enacted to permit banks to open individual or retail bank accounts (such that no consent or signed documentation is required from individuals) to enable receipt of government subsidies as well as of pension payments in connection with withdrawals from pension fund accounts.

•

Establishing that the allowance rate for loan loss reserves applicable to loans guaranteed pursuant to the Reactiva Peru program would be 0%, such that any allowance for loan loss is undertaken by the counterparty granting the guarantee rather than the banks granting the loan, pursuant to SBS Resolution No. 1314-2020 enacted on April 27, 2020. The program, pursuant to Legislative Decree No. 1455 enacted on April 6, 2020, aims to promote the financing of working capital in order to ensure continuity in the chain of payments in the Peruvian economy. The granted guarantee covers an amount that is equal to three months of average monthly sales in 2019 (according to SUNAT’s information), and is channeled through two mechanisms: (i) guarantees to credit portfolios implemented through a trust, and (ii) individual guarantees implemented through a trust commission (comisión de confianza) or other instrument of similar nature. The debtor companies must not pre-pay financial obligations in force before paying off the loans covered by the guarantee, and must not distribute dividends or approve and/or split profits during the term of the loans, except for the amount and/or percentage corresponding to the workers’ profit share. The term for loans must not exceed thirty-six months, including a twelve-month grace period. The program has a duration of four years counted from the execution of the agreement between COFIDE and the financial institution. Recently, the Peruvian government authorized, on an exceptional basis, the rescheduling of loans guaranteed by the Reactiva Perú program for up to S/16.0 billion in order to provide greater payment flexibility to the beneficiaries of this program. Companies may apply for rescheduling until July 15, 2021. The loans rescheduled by financial institutions under this program are guaranteed by the national government for up to the unpaid principal.

•

Establishing that the allowance rate for loan loss reserves applicable to the loans guaranteed pursuant to the Fondo de Apoyo Empresarial a la MYPE (FAE-MYPE) would be 0% when the counterparty credit risk substitution enters into effect, pursuant to SBS Resolution No. 1315-2020 enacted on April 28, 2020. The FAE-MYPE program, created pursuant to Urgency Decree No. 029-2020, enacted on March 25, 2020, aims to secure loans for working capital granted to the SMEs (MYPEs), which cannot exceed thirty-six months, and, within the periods indicated, financial institutions are allowed to grant a grace period of up to twelve months. The term for SMEs to obtain a loan within the framework of the FAE-MYPE expired on December 31, 2020, and the duration of the program is five years from the execution of the respective trust agreement.

•

Establishing the Fondo de Apoyo Empresarial a las MYPE del Sector Turismo (FAE-TURISMO), pursuant to Urgency Decree No. 076-2020, enacted on June 30, 2020. The objective of this fund is to guarantee credits for working capital of SMEs that carry out hospitality activities and accommodation, transport of passengers, tourist transport, travel and tourism agencies, restaurants, leisure activities, organization of conferences, conventions and events, tourist guiding, and production and marketing of handicrafts. The operations guaranteed by FAE-TURISMO are carried out in the form of a loan portfolio. Guarantees granted through FAE-TURISMO covers a maximum amount equivalent to three times the average monthly working capital debt registered by the MYPE in the year 2019 before financial institutions. The loans term must not exceed sixty months, including an 18-month grace period. The term for SMEs to obtain a loan within the framework of the FAE-TURISMO expires on June 30, 2021, and the duration of the program is six years from the execution of the respective trust agreement. Because of the emergence of new variants of COVID-19, the government modified the operating rules of the FAE-TURISMO for MYPEs to facilitate working capital loans to these entities.

•

Establishing debt freeze and rescheduling, under the Guarantee Program COVID-19 pursuant Law No. 31050, enacted on October 8, 2020. The law establishes extraordinary measures for rescheduling credit payments of certain debtors affected by the state of national emergency subject to the granting of guarantees by the Peruvian National Government. These guarantees will only be applicable if the financial institutions reduce the cost of the loan as to the percentages established by the law, reduce interest rates, or condones one or more debt installments, or a combination of such measures. The measure is applicable to consumer, personal, housing mortgage, vehicle and SMEs (MYPEs) loans. The minimum term for rescheduled loans must be six months (except for mortgage loans, in which case, will be nine months) and the maximum term for the credits shall be thirty-six months, including the grace period. The duration of the program is four years from the execution of the respective agreement. Because of the emergence of new variants of COVID-19, the government extended until August 31, 2021 the period during which debtors may enroll in the Guarantee Program COVID-19 in order to maintain the soundness and solvency of the national financial system and to protect financial clients.

•

Granting of an exceptional subsidy of S/600 to certain beneficiary households based on specific criteria (e.g. poverty level, among others) in order to reduce the impact of the compulsory social isolation measures on different departments of Peru. Food kits were also distributed to the most vulnerable members of the population.

•

Establishing the Programa de Apoyo Empresarial a las micro y pequeñas empresas (PAE-MYPE), pursuant to Urgency Decree No. 019-2021 (as amended from time to time), enacted on February 12, 2021. The objective of this fund is to promote financing for working capital for SMEs through the granting of a national government guarantee, by means of a trust, to loan portfolios up to the amount of S/2.0 billion. Guarantees granted through PAE-MYPE cover (a) 98% of the total amount in the case of loans up to S/20,000 and (b) 90% of the total amount in the case of loans between S/20,001 and S/60,000. The term of such loans must not exceed thirty-six months, including a 12-month grace period. The term for SMEs to obtain a loan within the framework of the PAE-MYPE expires on June 30, 2021, and the duration of the program is four years from the execution of the respective trust agreement.

Despite this comprehensive package of measures adopted by the Peruvian government, the ongoing COVID-19 pandemic may require the Peruvian government to implement additional or revise measures, which may further adversely impact Peru’ s economy and consequently materially and adversely impact our results of operations and financial condition. We cannot assure you that Peruvian government’ s measures will be effective or sufficient to address the economic impact of the COVID-19 pandemic.

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

In addition, SBS Resolution No. 975-2016 also includes changes to the calculation of risk-weighted assets for intangibles (excluding goodwill), deferred tax assets that originate from operating losses and deferred tax assets that exceed the threshold of 10% of “adjusted total capital.” To replicate the deductions established by Basel III, these assets will experience a gradual increase in their risk weightings until they reach a maximum of 1,000% in 2026. The risk-weighted assets calculated based on these risk weightings will be used exclusively for calculating Basel III ratios. SBS Resolution No. 4280-2018, adopted in October 2018, modified the risk weight applied to intangibles (excluding goodwill) to speed up the increase in this risk weighting to 1,000% in order to close the regulatory gap with Basel III guidelines, which clearly require intangibles to be fully deducted from core capital measurements.

Implementation of Basel III Principles

In July 2011, the SBS approved SBS Resolution No. 8425-2011 (as amended from time to time), which requires additional regulatory capital based on the risk profile of each financial institution in accordance with the guidelines approved by the SBS, to cover risks not contemplated in Pillar I of Basel II. Consistent with certain aspects of Basel III, the resolution also included capital requirements based on the Basel III principles related to capital conservation in order to mitigate the following risks: (a) economic cycle risk, (b) business concentration risk (by individual Section and/or region), (c) market concentration risk, (d) interest risk on the banking book and (e) other risks. These additional requirements were fully implemented in July 2016. Nevertheless, the SBS has not fully adopted Basel III.

As of the date of this Annual Report on Form 20-F, Interbank is in compliance with the additional regulatory capital requirement approved by the SBS.

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

Pursuant to SBS Resolution No. 6694-2015, the SBS has defined a plan for the implementation of this ratio, as detailed below:

	Period Jan 2014-Dec. 2017	Period Jan. 2018-Dec. 2018	Period Jan. 2019-forward
Liquidity Ratio Coverage Ratio	80%	90%	100%

Classification of the Loan Portfolio

According to SBS regulations, the provision for loan losses is calculated and recorded following SBS Resolution No. 11356-2008, which sets parameters to determine the calculation of provisions which is based on formulas and the use of specific percentages over the balances of loans and collateral received. For example, banks must consider certain criteria with respect to the borrower, including securities; credit category; borrower’s liquidity, borrower’s equity and outstanding debt, among others. Also, it requires constitution of generic provisions based on total loan portfolio, including generic provisions on not-impaired loans. The loan portfolio provisions which result from such classification differ materially from the loan portfolio provisions which result from our application of IFRS. For a discussion of our loan portfolio classification policies and the resulting allowances, see “Item 4. Information on the Company—Selected Statistical Information—Classification of our Loan Portfolio and—Impairment Allowance for Loans” and “Note 30.1 Credit Risk” to our audited annual consolidated financial statements.

Beginning in January 2021, the SBS introduced a reporting rule whereby non-revolving credit card loans must be reported as other non-revolving consumer loans. This is expected to result in a reduction to Interbank’s credit card loan balances, and a change in its retail loans portfolio mix.

Risk of Over-Indebtedness by Consumer Banking Customers

According to SBS Resolution No. 6941-2008, as amended, banks and other financial entities must adopt a system to manage the risk of over-indebtedness that (a) allows the mitigation of such risk before and after making the loan, (b) permits the performance of a permanent monitoring of the portfolio to identify over-indebted borrowers and (c) includes the periodic evaluation of the control mechanisms being used and of the corrective actions or required improvements, as the case may be. The board of directors of such banks and other financial entities are responsible for (i) establishing and reviewing the policies and proceedings for the identification, measuring, treatment, control, reporting and monitoring of the risk from the level of indebtedness of its consumer banking customers and (ii) causing the management to adopt the necessary measures to monitor and control such risks. In addition, the board of directors must cause the bank and/or financial entity to have an organizational structure that guarantees total independence between the risk and the commercial divisions and that the incentive schemes for employees’ performance does not cause a conflict of interest with risk management policies.

Banks and financial entities that are not able to monitor, control and identify the risk of over-indebtedness are obliged to maintain a special loan loss reserve. Banks and financial entities that comply with the requirements described above are not required to maintain any such specific allowance.

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

Integral Risk Management

Integral risk management is a process intended to identify potential events that can affect banks and to manage those events according to their nature and risk level. In January 2017, the SBS enacted the SBS Resolution No. 272-2017, which replaced SBS Resolution No. 037-2008. SBS Resolution No. 272-2017 (as amended from time to time) contains guidelines for integral risk management of financial institutions and covers all kinds of risks that could affect a banking operation, such as operational, market, credit, AML, liquidity and reputational risks. Furthermore, it introduced various changes, focusing on corporate governance practices including the following: (i) two or more independent directors must be appointed when boards are integrated by six or more members, (ii) a remunerations committee must be formed and (iii) concepts such as ‘risk appetite’, ‘risk capacity’ and ‘risk limits’ have been modeled after the Principles for an Effective Risk Appetite Framework of the Financial Stability Board.

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

In addition, according to SBS Resolution No. 3780-2011, financial institutions are required to implement an organizational structure and certain procedures in connection with control on interest management and strategic needs procedures in order to adequately manage credit risk. SBS Resolution No. 8548-2012, enacted in November 2012, establishes new guidelines for calculation of risk weighted assets for personnel (planilla), credit card and mortgage exposure resulting in more capital requirements for credit risk.

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

Operational Risk

SBS Resolution No. 2115-2009, enacted in April 2009, defines the methodology to be applied, and the requirements to be satisfied, by financial institutions in calculating their regulatory capital requirement for operational risk under the IRB methodology, the alternative standardized methodology and the advanced methodologies. The IRB methodology uses a bank’s gross operational margin as an “exposure indicator,” and its application does not require the prior approval by the SBS. Application of the alternative standardized methodology or the advanced methodologies requires compliance with certain provisions included in SBS Resolution No. 2115-2009 (as amended from time to time) and prior approval from the SBS.

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

On July 2018, the SBS issued SBS Resolution No. 2610-2018, which entered into force as of October 1, 2018, and amended the regulation on classification and valuation of investments approved by SBS Resolution No. 7033-2012 and its amendments. The main amendment contained in this resolution is the introduction of standard methodology for the identification of impairment of financial instruments classified as available-for-sale investments and held-to-maturity investments.

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

They must also keep at least 0.75% and 3.0% of their local and foreign currency deposited in the Central Reserve Bank of Peru, respectively. The Central Reserve Bank of Peru oversees compliance with the reserve requirements.

The Central Reserve Bank of Peru also establishes the interest rate payable on reserves that exceed the minimum legal reserve requirement applicable to both local and foreign currency deposits. The current applicable interest rate: (a) for local currency reserves, different from those described below, is the higher of 0.0% or the overnight deposits interest rate, minus 1.95%; and, (b) for foreign currency deposits, is the higher of 0.0% and 25.0% of the one-month LIBOR interest rate, minus 12.5%. Currently, no interest rate is payable in respect of local currency deposits to certain foreign sources, such as financial institutions, hedge funds, brokerage firms, pension funds and others with a foreign parent company, except for those authorized by the SBS to collect deposits from the general public in Peru. The applicable interest rate is expected to be periodically revised by the Central Reserve Bank of Peru in accordance with monetary policy objectives.

In the past, the Central Reserve Bank of Peru has on numerous occasions changed the deposit reserve requirements applicable to Peruvian commercial banks and both the rate of interest paid on deposit reserves and the amount of deposit reserves on which no interest is payable by the Central Reserve Bank of Peru.

Deposit Insurance Fund

Bank deposits are protected by the Fondo de Seguros de Depósito (Deposit Insurance Fund), against bank failure. Specifically, savings deposit by natural persons, savings deposit accounts maintained by non-profit entities and checking accounts are covered in full up to an amount that is revised quarterly by the SBS. For the period between December 2020 and February 2021, the maximum coverage amount is S/101,522 per person per bank.

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

On February 17, 2011, the SBS modified current anti-money laundering provisions through SBS Resolution No. 2108-2011, as amended, in order to adapt these provisions to international standards established by the Financial Action Task Force of South America (Grupo de Acción Financiera de Sudamerica, or “GAFISUD”), in relation to due diligence in the identification of clients according to their risk and profile level, among other considerations. On May 14, 2015 and December 6, 2017, the SBS further amended and supplemented the aforementioned provisions through SBS Resolution No. 2660-2015 and SBS Resolution No. 4705-2017 (each as amended). SBS Resolution No. 2018-2011 was replaced by SBS Resolution No. 2891-2018, which came into force on October 1, 2018.

The government agency responsible for supervising the anti-money laundering system is the UIF, which was made part of the SBS in July 2007. The chairman of this agency is appointed by the chairman of the SBS. Additionally, Law No. 30424, enacted in April 2016 and which took effect on January 1, 2018, as amended, attributes criminal liability to legal entities when money laundering, terrorist financing and/or bribery (including multinational bribery) crimes are committed on its behalf or for its benefit by any legal representative or de facto or de iure executive. Such regulation establishes that criminal liability will be exempted or mitigated if the legal entity has adopted an adequate and suitable prevention model following the criteria and minimum guidelines outlined in Law No. 30424. On January 9, 2019, Supreme Decree 002-2019-JUS (Reglamento de la Ley N° 30424) was enacted and took effect, setting forth further regulations and guidelines related to, among other things, the suitable prevention model to be implemented in accordance with Law No. 30424.

Disclosure of Material Information

All banks that are organized as corporations (the only exception being the Peruvian branches of foreign banks) are listed on the BVL. As a result, they are subject to the disclosure and reporting rules contained in the Peruvian Securities Market Law and the internal regulations of the SMV and the BVL. Banks are also subject to full disclosure and reporting obligations under the banking regulatory framework. See “Regulation and Supervision—The Peruvian Financial and Insurance Systems—The SMV”.

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

Peruvian banks are not subject to the regime of insolvency and bankruptcy otherwise applicable to Peruvian corporations in general.

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

The Peruvian Banking and Insurance Law provides that insurance companies should have at all times a regulatory capital that should not be lower than the solvency equity, which must be the higher than (a) the solvency margin or (b) the minimum capital required by law, or S/6,885,210 in accordance with Circular G-207-2020 for the period between October and December 2020.]

The regulatory capital of Peruvian insurance companies used to cover its operations may be conformed by: (a) the insurance company’s paid-in-capital, voluntary and legal reserves and premium for the issue of shares; and (b) the computable portion of the subordinate debt meeting SBS requirements that such entity establishes for such purpose. The Peruvian Banking and Insurance Law provides the following procedure for the determination of the regulatory capital eligible to cover insurance risks: (a) sum of the paid-in-capital, supplementary capital premium and the legal and voluntary reserves, as applicable; (b) sum of the profit of previous fiscal years and of the fiscal year in course, including the commitment to capitalization of the fiscal year profits; (c) sum of the subordinated bonds issued by Interseguro; (d) subtraction of the amount of all the investment in subordinate bonds and shares of diverse nature made by insurance companies in other insurance companies engaged in different lines of business; and (e) subtraction of the losses of the previous fiscal years and the fiscal year in course.

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

Under SBS GAAP following the adoption of new mortality tables in 2018 the SBS allowed the adjustment of technical reserves to be spread over 10 years. Accordingly, since January 2019, pursuant to SBS GAAP we are adjusting our technical reserves over 10 years. In contrast, under IFRS, in 2018 we had a negative impact of S/144.8 million due to the aggregate effect recorded in technical reserves on insurance policies issued prior to the date of adoption of the new mortality tables. See “Presentation of Financial Information—Non-GAAP Financial Measures.”

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

Pursuant to the Investment of Insurance Companies Regulation approved by SBS Resolution No. 1041-2016 (as amended), Interseguro has implemented a plan to reduce its exposure to related parties and comply with the limits established by Article 13 of the Reglamento de Supervisión Consolidada, approved by Resolution No. 11823-2010 (as amended).

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

See “Regulation and Supervision—The Peruvian Financial and Insurance Systems—The SMV”.

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

General Overview of the Bahamian Financial Regulatory Framework

The regulatory framework for the operation of the Bahamian bank and trust industry is set forth in the Central Bank of The Bahamas Act, 2020, as amended, and the Banks and Trust Companies Regulation Act, 2020, as amended, and their related rules and regulations and any related guidance or notices issued by The Central Bank of The Bahamas. The Central Bank of The Bahamas licenses and supervises all of the banks and trust companies in The Bahamas. Its objectives include promoting and maintaining monetary stability and ensuring a sound financial system through the effective application of international regulatory and supervisory standards. All banks must adhere to the Central Bank of The Bahamas’ licensing and prudential requirements, ongoing supervisory programs and regulatory reporting requirements, and are subject to periodic onsite inspections. The regulatory framework for the securities industry in The Bahamas is set forth in the Securities Industry Act, 2011, as amended, and the Securities Industry Regulations, 2012. The relevant regulator for the securities industry is the Securities Commission of The Bahamas.

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

Banking Regulation and Supervision

Banking regulations on capital adequacy and regulatory framework in The Bahamas take into account the recommendations of the Basel Committee. The Central Bank of The Bahamas has adopted a Basel Implementation Program (the “Program”) and has effectively implemented Pillar I, Pillar II and Pillar III of the Basel II framework. The Pillar I framework focuses on the capital adequacy ratio requirements. Pillar II focuses on the ICAAP (the guidelines in relation to the ICAAP were released in August of 2016), and Pillar III relates to Minimum Disclosures. The Central Bank of The Bahamas has rolled out the capital component of the Basel III framework and in 2017, began to implement other elements namely, the Capital Buffers, the Leverage Ratio, the Net Stable Funding Ratio and the Liquidity Coverage Ratio. It should be noted that the Basel implementation timeline with respect to these ratios extends into 2020. The Central Bank of The Bahamas has published the Second Round of Industry Consultation on The Draft Bahamas Capital Regulations, 2020, which would alter the requirements and composition of accepted regulatory capital for Bahamian licensed banks. If implemented in its current form, the new framework could require Inteligo Bank to make revisions to its capital structure and investments which could have an adverse effect on the profitability of Inteligo Bank.

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

Classification of Impaired Assets

The Guidelines for the Measurement, Monitoring and Control of Impaired Assets, issued by the Central Bank of The Bahamas, provide the Central Bank of The Bahamas’ minimum requirements for the recognition, measurement and classification of impaired assets. An impaired asset is defined as an asset where there is no longer a reasonable assurance of timely collection of the full amount of principal and interest due to a deterioration of credit quality of the counterparty. Banks are required to follow the requirements of the International Financial Reporting Standards relating to impaired assets, in particular International Accounting Standards 36 and IFRS 9.

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

The Bahamas has enacted the Commercial Entities (Substance Requirements) Act, 2018 which requires substantial economic presence in The Bahamas for certain Bahamian entities that conduct relevant activities. A relevant activity includes the business of banking as conducted by Inteligo Bank. Inteligo Bank has made the appropriate registration in order to seek exemption from this legislation as it considers itself to be tax resident in another jurisdiction, Panama, despite being a licensed bank in The Bahamas. As a tax resident in Panama, Inteligo Bank would be exempt from the requirements of the Commercial Entities (Substance Requirements) Act, 2018 if it fulfills certain disclosure and governance requirements of the applicable legislation. If Inteligo Bank is not considered to be tax resident in Panama, or does not fulfill the requirements of the applicable legislation, it will have to enhance its economic and business presence in The Bahamas in order to comply with the Commercial Entities (Substance Requirements) Act, 2018.

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

Our principal subsidiaries own or lease the following properties:

Interbank

Interbank owns its headquarters, the Interbank Tower, located at Av. Carlos Villarán 140, Urbanización, Santa Catalina, La Victoria, Lima 13, Peru (approximately 46,585 square meters). Although most of its financial store facilities are leased, Interbank owned 49 financial store facilities as of December 31, 2020.

Interseguro

Interseguro owns its administrative office, located at Av. Javier Prado 492, San Isidro, Lima, Peru (approximately 2,482 square meters), as well as its main commercial office, located at Av. Paseo de la República 3071, San Isidro, Lima 27, Peru (approximately 1,650 square meters). Additionally, Interseguro leases one facility in the district of Los Olivos, Lima (approximately 140 square meters) and 16 facilities in different provinces of Peru. Most of Interseguro’s facilities outside of Lima are subleased to Interbank.

Inteligo

Inteligo had seven offices as of December 31, 2020. Inteligo Bank owns its branch in Panama and leases the rest of the facilities where it operates (approximately 5,733 square meters). Inteligo Bank’s registered headquarters are located at Inteligo Bank—Seventeen Shop Building, First Floor, Collins Avenue & Fourth Terrace, Centreville, Nassau, The Bahamas. Inteligo SAB’s registered headquarters are located at Inteligo SAB—Av. Rivera Navarrete 501, San Isidro, Lima, Peru. Interfondos’ registered headquarters are located at Interfondos—Av. Carlos Villaran 140, Sixth Floor, La Victoria, Lima, Peru.

SELECTED STATISTICAL INFORMATION

The following tables present certain selected statistical information and ratios for IFS for the periods indicated. The following information is included for analytical purposes and should be read in conjunction with the information included in “Item 5. Operating and Financial Review and Prospects” and our audited annual consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 20-F. The statistical information and discussion and analysis presented below for the fiscal years ended December 31, 2020, December 31, 2019 and December 31, 2018 reflect our consolidated financial position with our subsidiaries, Inteligo, Interbank and Interseguro, as of December 31, 2020, 2019 and 2018 and their results of operations for 2020, 2019 and 2018.

Average annual balances are based on five quarterly balances. Nominal average interest rates have been calculated by dividing interest earned on assets or paid on liabilities by the corresponding average annual balances on such assets or liabilities.

On January 1, 2020, we adopted for the first time the following standards, interpretations or amendments: (i) Amendments to IFRS 3 “Business Combinations”, (ii) Amendments to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, (iii) Conceptual Framework for Financial Reporting issued on March 29, 2018 and (iv) Amendments to IFRS 16 “Leases”. Such standards, interpretations or amendments have not had a significant impact on our consolidated financial statements. See Note 3.2 to our audited annual consolidated financial statements.

Since January 1, 2019, we have been applying: (i) IFRS 16 “Leases”, which accounting policies and impacts are described in Notes 3.4(j) and 8(e) to our audited annual consolidated financial statements; and (ii) Amendments to IFRS 9 “Financial Instruments”, IAS 39 “Financial Instruments: Recognition and Measurement”, and IFRS 7 “Financial Instruments: Disclosures”, in connection with the interest rate benchmark reform, which accounting policies and impacts are described in Notes 3.4(ag) and 10(b)(vi) to our audited annual consolidated financial statements.

Likewise, since January 1, 2018, we have been applying IFRS 9 “Financial Instruments”, effective for annual periods beginning on or after January 1, 2018. IFRS 9 replaces IAS 39 “Financial Instruments: Recognition and Measurement” for annual periods starting on or after January 1, 2018.

The adoption of IFRS 9 has fundamentally changed our accounting for loan loss impairments by replacing the incurred loss approach under IAS 39 with a forward-looking expected credit loss (ECL) approach. IFRS 9 requires us to record an allowance for expected credit loss for all loans and other debt financial assets not held at fair value through profit or loss, together with financial guarantee contracts. The allowance is based on the expected credit loss associated with the probability of default in the next 12 months unless there has been a significant increase in credit risk since origination. If the financial asset meets the definition of purchased or originated credit impaired (POCI), the allowance is based on the change in the expected credit loss over the life of the asset.

As permitted by IFRS 9, we have not restated the comparative information for prior years. Therefore, the comparative information for 2017 and prior periods is reported under IAS 39 and is not comparable to the information presented for subsequent periods.

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

	For the year ended December 31,
	2020			2019			2018
	(S/ in millions, except for percentages)
	Average Balance	Interest Earned	Nominal Average Rate	Average Balance	Interest Earned	Nominal Average Rate	Average Balance	Interest Earned	Nominal Average Rate
Interest-earning assets:
Cash and due from banks
Soles	5,150.5	10.3	0.2%	1,356.4	7.5	0.6%	1,431.3	5.4	0.4%
Foreign Currency	9,741.6	25.6	0.3%	9,114.3	114.0	1.3%	7,654.1	46.2	0.6%

Total	14,892.0	35.9	0.2%	10,470.7	121.5	1.2%	9,085.4	51.6	0.6%

	For the year ended December 31,
	2020			2019			2018
	(S/ in millions, except for percentages)
	Average Balance	Interest Earned	Nominal Average Rate	Average Balance	Interest Earned	Nominal Average Rate	Average Balance	Interest Earned	Nominal Average Rate
Investments
Soles	13,464.4	625.7	4.6%	10,948.7	554.1	5.1%	10,019.9	528.7	5.3%
Foreign Currency	7,729.9	368.0	4.8%	7,200.0	341.0	4.7%	7,688.7	384.3	5.0%

Total	21,194.3	993.7	4.7%	18,148.7	895.1	4.9%	17,708.7	913.0	5.2%

Loans
Soles	30,444.9	3,062.9	10.1%	25,474.5	3,184.8	12.5%	22,161.0	2,801.1	12.6%
Foreign Currency	10,878.5	572.4	5.3%	10,606.2	645.8	6.1%	9,445.2	555.6	5.9%

Total	41,323.4	3,635.3	8.8%	36,080.7	3,830.6	10.6%	31,606.2	3,356.7	10.6%

Total interest-earning assets
Soles	49,059.8	3,699.0	7.5%	37,779.6	3,746.4	9.9%	33,612.2	3,335.2	9.9%
Foreign Currency	28,350.0	966.0	3.4%	26,920.6	1,100.8	4.1%	24,788.1	986.1	4.0%

Total	77,409.7	4,665.0	6.0%	64,700.2	4,847.2	7.5%	58,400.2	4,321.3	7.4%

Taxable interest income	—	3,591.0	—	—	3,834.2	—	—	3,356.2	—
Non-taxable interest income	—	1,074.0	—	—	1,013.0	—	—	965.1	—
Interest-bearing liabilities:
Deposits and obligations
Soles	26,945.7	(462.3)	(1.7)%	21,119.7	(577.4)	(2.7)%	18,225.8	(468.1)	(2.6)%
Foreign Currency	15,487.2	(116.2)	(0.8)%	14,523.6	(173.6)	(1.2)%	13,672.6	(135.1)	(1.0)%

Total	42,433.0	(578.5)	(1.4)%	35,643.2	(751.0)	(2.1)%	31,898.4	(603.2)	(1.9)%

Due to banks and correspondents(1)
Soles	6,508.8	(146.7)	(2.3)%	3,321.6	(133.5)	(4.0)%	3,473.8	(137.6)	(4.0)%
Foreign Currency	1,058.7	(35.0)	(3.3)%	956.5	(42.3)	(4.4)%	922.5	(36.2)	(3.9)%

Total	7,567.5	(181.7)	(2.4)%	4,278.1	(175.8)	(4.1)%	4,396.3	(173.7)	(4.0)%

Bonds, notes and other obligations
Soles	2,459.5	(162.6)	(6.6)%	2,177.8	(153.8)	(7.1)%	1,180.3	(94.8)	(8.0)%
Foreign Currency	4,907.3	(269.5)	(5.5)%	4,821.3	(343.4)	(7.1)%	5,024.6	(305.5)	(6.1)%

Total	7,366.8	(432.1)	(5.9)%	6,999.2	(497.2)	(7.1)%	6,204.9	(400.4)	(6.5)%

Total Interest-bearing liabilities:
Soles	35,914.0	(771.6)	(2.1)%	26,619.1	(864.7)	(3.2)%	22,879.9	(700.5)	(3.1)%
Foreign Currency	21,453.2	(420.7)	(2.0)%	20,301.4	(559.2)	(2.8)%	19,619.7	(476.8)	(2.4)%

Total	57,367.3	(1,192.3)	(2.1)%	46,920.5	(1,424.0)	(3.0)%	42,499.6	(1,177.3)	(2.8)%

(1)	Includes inter-bank funds

The following tables set forth, by currency of denomination, average balances for our non-interest earning assets and non-interest bearing liabilities and shareholders’ equity for the periods indicated.

	For the year ended December 31,
	2020	2019	2018
	(S/ in millions)
	Average Balance	Average Balance	Average Balance
Impairment allowance for loans
Soles	(2,035.2)	(1,143.8)	(1,025.8)
Foreign Currency	(309.2)	(262.8)	(261.7)

Total	(2,344.4)	(1,406.5)	(1,287.6)

Investment property
Soles	1,015.5	982.0	994.0
Foreign Currency	—	—	—

Total	1,015.5	982.0	994.0

Property, furniture and equipment, net
Soles	901.0	860.4	607.3
Foreign Currency	—	—	—

Total	901.0	860.4	607.3

Accounts receivable and other assets, net
Soles	1,040.8	1,135.8	1,007.7
Foreign Currency	591.6	524.1	300.1

Total	1,632.4	1,659.9	1,307.8

	For the year ended December 31,
	2020	2019	2018
	(S/ in millions)
	Average Balance	Average Balance	Average Balance
Intangibles and goodwill, net
Soles	1,019.0	958.0	888.1
Foreign Currency	—	—	—

Total	1,019.0	958.0	888.1

Due from customers on acceptances
Soles	—	—	—
Foreign Currency	44.1	109.0	88.3

Total	44.1	109.0	88.3

Deferred Income Tax asset, net
Soles	203.0	65.0	74.6
Foreign Currency	—	—	—

Total	203.0	65.0	74.6

Total non-interest-earning assets:
Soles	2,144.2	2,857.5	2,545.8
Foreign Currency	326.5	370.3	126.6

Total	2,470.7	3,227.8	2,672.4

	For the year ended December 31,
	2020	2019	2018
	(S/ in millions, except for percentages)
	Average Balance	Average Balance	Average Balance
Non-interest-bearing liabilities:
Due from customers on acceptances
Soles	—	—	—
Foreign Currency	44.1	109.0	88.3

Total	44.1	109.0	88.3

Accounts payable, provisions and other liabilities
Soles	1,579.3	1,555.8	1,255.2
Foreign Currency	616.9	457.4	429.2

Total	2,196.2	2,013.2	1,684.4

Insurance contract liabilities
Soles	7,346.4	6,844.2	6,162.5
Foreign Currency	4,410.7	4,112.7	4,078.9

Total	11,757.1	10,956.8	10,241.4

Deferred Income Tax Liability, net
Soles	0.7	0.0	0.1
Foreign Currency	—	—	—

Total	0.7	0.0	0.1

Total non-interest-bearing liabilities:
Soles	8,926.3	8,399.9	7,417.8
Foreign Currency	5,071.7	4,679.1	4,596.4

Total	13,998.0	13,079.0	12,014.3

Return on Equity and Assets

The following table sets forth our return on average total assets and average shareholders’ equity and related information for the periods indicated:

	For the year ended December 31,
	2020	2019	2018
Return on average total assets	0.5%	2.1%	1.8%
Return on average shareholders’ equity	4.5%	18.3%	16.6%
Equity to assets ratio(1)	10.7%	11.7%	10.7%
Dividend payout ratio(2)	86.6%	48.2%	60.0%

(1)	Average shareholders’ equity as a percentage of average assets.
(2)

Dividends divided by net profit. Dividends declared in 2020 will be paid in 2021, dividends declared in 2019 and 2018 were paid in 2020 and 2019, respectively. Dividends are declared and paid in U.S. dollars.

Changes in Net Interest and Similar Income and Net Interest and Similar Expense: Volume and Rate Analysis

The following table sets forth, by currency of denomination, changes in our interest revenue and expenses between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates from the year ended December 31, 2018 to the year ended December 31, 2019 and from the year ended December 31, 2019 to the year ended December 31, 2020. Volume and rate variances have been calculated based on movements in average quarterly balances and changes in nominal interest rates, average interest-earning assets and average interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

	December 31, 2020/2019			December 31, 2019/2018
	Increase (Decrease) Due to Changes in:			Increase (Decrease) Due to Changes in:
	Rate	Volume	Net Change	Rate	Volume	Net Change
	(S/ in millions)
Interest-earning assets:
Cash and due from banks(1)
Soles	(4.8)	7.6	2.8	2.5	(0.4)	2.1
Foreign Currency	(90.1)	1.6	(88.5)	49.6	18.3	67.8

Total	(94.9)	9.3	(85.6)	52.1	17.9	70.0

Investments
Soles	(45.3)	116.9	71.6	(21.6)	47.0	25.4
Foreign Currency	1.8	25.2	27.0	(20.2)	(23.1)	(43.3)

Total	(43.5)	142.1	98.6	(41.8)	23.9	(17.9)

Loans
Soles	(621.9)	500.0	(121.9)	(30.6)	414.3	383.7
Foreign Currency	(87.7)	14.3	(73.4)	19.5	70.7	90.2

Total	(709.6)	514.4	(195.3)	(11.1)	484.9	473.9

Total interest-earning assets:
Soles	(672.0)	624.6	(47.5)	(49.6)	460.8	411.2
Foreign Currency	(176.0)	41.2	(134.8)	48.9	65.8	114.7

Total	(848.0)	665.8	(182.3)	(0.7)	526.7	525.9

Interest-bearing liabilities: Deposits and obligations
Soles	215.1	(100.0)	115.1	(30.3)	(79.1)	(109.4)
Foreign Currency	64.6	(7.2)	57.4	(28.3)	(10.2)	(38.4)

Total	279.7	(107.2)	172.5	(58.5)	(89.3)	(147.8)

Due to banks and correspondents
Soles	58.6	(71.8)	(13.2)	(2.0)	6.1	4.1
Foreign Currency	10.7	(3.4)	7.3	(4.6)	(1.5)	(6.1)

Total	69.3	(75.2)	(5.9)	(6.6)	4.6	(2.0)

Bonds, notes and other obligations
Soles	9.8	(18.6)	(8.8)	11.5	(70.4)	(59.0)
Foreign Currency	78.6	(4.7)	73.9	(52.4)	14.5	(37.9)

Total	88.5	(23.3)	65.1	(40.9)	(56.0)	(96.8)

Total Interest-bearing liabilities:
Soles	283.5	(190.4)	93.1	(20.8)	(143.4)	(164.3)
Foreign Currency	153.9	(15.3)	138.6	(85.2)	2.8	(82.4)

Total	437.4	(205.7)	231.7	(106.0)	(140.6)	(246.7)

(1)	Includes inter-bank funds.

Interest-Earning Assets: Net Interest Margin and Yield Spread

The following table set forth for each of the periods indicated, by currency of denomination, our levels of average interest-earning assets, net interest income, gross yield, net interest margin and yield spread, all on a nominal basis.

	For the year ended December 31,
	2020	2019	2018
	(S/ in millions, except for percentages)
Average interest-earning assets
Soles	49,059.8	37,779.6	33,612.2
Foreign Currency	28,350.0	26,920.6	24,788.1

Total	77,409.8	64,700.2	58,400.2

Net interest income(1)
Soles	2,927.4	2,881.7	2,634.8
Foreign Currency	545.3	541.6	509.2

Total	3,472.8	3,423.3	3,144.0

Gross yield(2)
Soles	7.5%	9.9%	9.9%
Foreign Currency	3.4%	4.1%	4.0%

Total	6.0%	7.5%	7.4%

Net interest margin(3)
Soles	6.0%	7.7%	7.9%
Foreign Currency	1.9%	2.0%	2.1%

Total	4.5%	5.3%	5.4%

Yield spread(4)
Soles	5.4%	6.7%	6.9%
Foreign Currency	1.4%	1.4%	1.6%
Total	3.9%	4.5%	4.6%

(1)	“Net interest income” is defined as interest and similar income less interest and similar expense.
(2)	“Gross yield” is defined as interest and similar income divided by average interest-earning assets.
(3)	“Net interest margin” is defined as net interest and similar income divided by average interest-earning assets.
(4)	“Yield spread”, on a nominal basis, represents the difference between gross yield on average interest-earning assets and average cost of interest-bearing liabilities.

Investment Portfolio

The following table sets forth our financial investment portfolio by type on the dates indicated. For more information on our financial investment portfolio as of December 31, 2020 and 2019, see Note 5 to our audited annual consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F.

	As of December 31,
	2020		2019		2018		2017		2016
	S/ in millions	%	S/ in millions	%	S/ in millions	%	S/ in millions	%	S/ in millions	%
Equity securities	1,892.2	7.9%	1,505.6	8.0%	1,180.2	6.8%	771.8	4.6%	588.8	5.8%
Bonds	10,527.5	43.9%	9,047.6	48.0%	8,806.8	50.6%	8,519.5	50.9%	4,749.1	47.0%
Investment in Peruvian sovereign and global bonds	9,005.3	37.6%	5,705.0	30.3%	4,868.3	28.0%	4,189.5	25.0%	1,904.4	18.8%
Negotiable bank certificates issued by the Central Reserve Bank of Peru	1,283.7	5.4%	1,483.5	7.9%	1,380.5	7.9%	2,124.8	12.7%	1,751.7	17.3%
Mutual funds and investment funds participations	1,260.9	5.3%	1,106.5	5.9%	1,168.5	6.7%	1,120.8	6.7%	1,111.3	11.0%

Total	23,969.6	100.0%	18,848.1	100.0%	17,404.3	100.0%	16,726.5	100.0%	10,105.4	100.0%

Plus: Accrued interest	307.5		224.7		225.2		197.7		104.4

Total investments, net	24,277.1		19,072.7		17,629.4		16,924.1		10,209.8

The following tables set forth the maturities of our financial investment portfolio as of December 31, 2020, before accrued interest.

Maturities of Investment Portfolio

	As of December 31, 2020
	1 month	Average Yield	1-3 months	Average Yield	3 months -1 year	Average Yield	1-5 years	Average Yield	5-10 years	Average Yield	Over 10 years	Average Yield	No maturity	Average Yield	Total
	(S/. In millions except for percentages)
Investments at fair value through profit or loss:
Equity securities	—	—	—	—	—	—	—	—	—	—	—	—	518.6	—	518.6
Bonds	—	—	—	—	—	—	—	—	—	—	—	—	263.2	0.2%	263.2
Peruvian sovereign and global Bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mutual funds and investments participations	—	—	—	—	—	—	—	—	—	—	—	—	1,260.9	—	1,260.9

Total Investments at fair value through profit or loss	—	—	—	—	—	—	—	—	—	—	—	—	2,042.8	0.2%	2,042.8

Instruments measured at fair value through other comprehensive income:
Equity securities	—	—	—	—	—	—	—	—	—	—	—	—	1,373.5	—	1,373.5
Bonds	—	—	1.8	1.0%	85.9	0.5%	1,375.2	2.1%	2,255.0	3.6%	6,546.4	4.3%	—	—	10,264.3
Peruvian sovereign and global Bonds	—	—	—	—	—	—	2,356.1	1.4%	1,110.2	2.5%	2,888.0	3.8%	—	—	6,354.3
Negotiable bank certificates issued by the Central Reserve Bank of Peru	847.9	0.3%	170.3	0.5%	78.0	1.6%	187.5	2.0%	—	—	—	—	—	—	1,283.7
Mutual funds and investments participations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total Instruments measured at fair value through other comprehensive income	847.9	0.3%	172.0	1.4%	163.9	2.1%	3,918.8	5.5%	3,365.3	6.1%	9,434.4	8.2%	1,373.5	0.0%	19,275.9

Investments at amortized cost:
Peruvian sovereign Bonds	—	—	—	—	—	—	1,618.0	1.1%	545.0	3.0%	487.9	4.7%	—	—	2,650.9

Total Investments at amortized cost	—	—	—	—	—	—	1,618.0	1.1%	545.0	3.0%	487.9	4.7%	—	—	2,650.9

Total investments	847.9	—	172.0	—	163.9	—	5,536.8	—	3,910.3	—	9,922.3	—	3,416.3	—	23,969.6

%	3.5%		0.7%		0.7%		23.1%		16.3%		41.4%		14.3%		100.0%

Loan Portfolio

The following table sets forth our loans by type of loan, at the dates indicated.

	As of December 31,
	2020		2019		2018		2017		2016
	S/ in millions	%	S/ in millions	%	S/ in millions	%	S/ in millions	%	S/ in millions	%
Loan Portfolio
Loans	34,718.3	80.6%	28,504.7	74.5%	25,569.2	75.1%	21,833.1	74.8%	20,638.2	74.0%
Credit cards	4,379.9	10.2%	5,877.0	15.4%	4,881.4	14.3%	3,798.7	13.0%	3,859.1	13.8%
Leasing	1,211.3	2.8%	1,533.4	4.0%	1,682.6	4.9%	1,706.7	5.9%	1,771.5	6.3%
Discounted notes	468.7	1.1%	686.2	1.8%	495.0	1.5%	547.9	1.9%	407.4	1.5%
Factoring receivables	572.0	1.3%	374.2	1.0%	309.6	0.9%	162.6	0.6%	201.9	0.7%
Advances and overdrafts	39.4	0.1%	87.4	0.2%	50.2	0.1%	57.8	0.2%	39.5	0.1%
Refinanced loans	287.1	0.7%	251.2	0.7%	210.4	0.6%	273.4	0.9%	296.5	1.1%
Past-due and under legal collection loans	1,405.2	3.3%	943.2	2.5%	856.9	2.5%	794.5	2.7%	693.3	2.5%

Total gross loans	43,081.9	100.0%	38,257.1	100.0%	34,055.2	100.0%	29,174.7	100.0%	27,907.5	100.0%

Add:
Accrued interest from performing loans	445.1	—	316.2	—	318.3	—	286.5	—	311.7	—
Less:
Impairment allowance for loans	(2,984.9)	—	(1,394.8)	—	(1,364.8)	—	(1,202.1)	—	(1,166.8)	—
Unearned interest and interest collected in advance	(22.8)	—	(41.7)	—	(47.7)	—	(55.0)	—	(26.5)	—

Total direct loans, net	40,519.4	—	37,136.9	—	32,960.9	—	28,204.2	—	27,025.9	—

Loans by Economic Activity

The following table sets forth the composition of our loan portfolio at the dates indicated based on the borrower’s principal economic activity.

	As of December 31,
	2020		2019		2018		2017		2016
	S/ in millions	%	S/ in millions	%	S/ in millions	%	S/ in millions	%	S/ in millions	%
Loans by economic activity
Retail loans	20,265.3	47.0%	21,019.9	54.9%	18,202.3	53.4%	15,394.1	52.8%	14,497.1	51.9%
Manufacturing	4,362.8	10.1%	4,009.1	10.5%	3,494.1	10.3%	3,044.4	10.4%	3,130.1	11.2%
Commerce	5,341.9	12.4%	3,075.7	8.0%	2,874.1	8.4%	2,352.7	8.1%	2,146.4	7.7%
Lease and real estate activities	938.0	2.2%	834.7	2.2%	1,044.2	3.1%	868.0	3.0%	967.7	3.5%
Agriculture	1,483.2	3.5%	1,238.4	3.2%	1,001.8	2.9%	989.0	3.4%	1,015.4	3.6%
Financial services	737.4	1.8%	1,131.8	3.0%	557.7	1.6%	620.9	2.1%	581.8	2.1%
Communication, storage and transportation	1,837.2	4.1%	973.0	2.5%	946.6	2.8%	757.7	2.6%	747.2	2.7%
Construction	936.4	2.1%	688.9	1.8%	666.7	2.0%	716.2	2.5%	789.9	2.8%
Electricity, gas and water	1,072.4	2.4%	693.6	1.8%	892.3	2.6%	999.2	3.4%	1,203.6	4.3%
Mining	727.4	1.7%	579.1	1.5%	601.9	1.8%	551.2	1.9%	388.1	1.4%
Fishing	409.9	1.0%	375.6	1.0%	253.7	0.7%	189.1	0.6%	248.7	0.9%
Education, health and other	421.0	1.0%	538.9	1.4%	598.2	1.8%	114.7	0.4%	121.2	0.4%
Others	4,549.1	10.7%	3,098.3	8.1%	2,921.6	8.6%	2,577.4	8.8%	2,070.2	7.4%

Total direct gross loans	43,081.9	100.0%	38,257.1	100.0%	34,055.2	100.0%	29,174.7	100.0%	27,907.5	100.0%

Loans by Business Lines

The following table shows the composition of our loan portfolio divided by our lines of business for the periods indicated.

	As of December 31,
	2020		2019		2018		2017		2016
	S/ in millions	%	S/ in millions	%	S/ in millions	%	S/ in millions	%	S/ in millions	%
Commercial loans	22,001.6	51.1%	17,479.0	45.7%	16,032.1	47.1%	13,545.2	46.4%	13,407.9	48.0%
Consumer loans	11,416.2	26.5%	12,821.6	33.5%	10,891.3	32.0%	9,187.0	31.5%	8,888.6	31.9%
Mortgage loans	7,721.3	17.9%	7,206.4	18.8%	6,407.5	18.8%	5,756.4	19.7%	5,041.1	18.1%
Small and micro-business loans	1,942.9	4.5%	750.1	2.0%	724.4	2.1%	686.1	2.4%	569.9	2.0%

Total direct gross loans(1)	43,081.9	100.0%	38,257.1	100.0%	34,055.2	100.0%	29,174.7	100.0%	27,907.5	100.0%

(1)	Includes refinanced loans and past due and under legal collection loans for all periods reported.

Loans by Currency

The following table presents our loan portfolio divided by currency at the dates indicated.

	As of December 31,
	2020		2019		2018		2017		2016
	S/ in millions	%	S/ in millions	%	S/ in millions	%	S/ in millions	%	S/ in millions	%
Foreign currency denominated	10,755.1	25.0%	11,062.1	28.9%	10,236.4	30.1%	8,689.4	29.8%	8,759.1	31.4%
Sol denominated	32,326.8	75.0%	27,195.0	71.1%	23,818.8	69.9%	20,485.3	70.2%	19,148.4	68.6%

Total gross loans	43,081.9	100.0%	38,257.1	100.0%	34,055.2	100.0%	29,174.7	100.0%	27,907.5	100.0%

As of December 31, 2020, 2019, 2018, 2017 and 2016, we did not have foreign loans that exceeded 1% of our total consolidated assets.

Maturity Composition of Our Portfolio of Loans

The following tables set forth an analysis of our portfolio of loans as of December 31, 2020, 2019, 2018, 2017, and 2016 by type and by the time remaining to maturity. Loan amounts are presented before deduction of allowances for loan losses.

	As of December 31, 2020
	1 month	1-3 months	3 months-1 year	1-5 years	More than 5 years	Past-due loans	Total
Loans	2,016.0	2,804.7	7,712.0	17,259.9	4,925.6	1,405.2	36,123.5
Credit cards	586.2	730.9	1,360.6	1,654.8	47.4	—	4,379.9
Leasing	80.5	109.8	369.5	618.7	32.8	—	1,211.3
Discounted notes	189.0	237.3	42.4	—	—	—	468.7
Factoring receivables	167.0	318.7	86.3	—	—	—	572.0
Advances and overdrafts	39.4	—	—	—	—	—	39.4
Refinanced loans	5.0	12.1	56.7	186.3	26.9	—	287.1

Total gross loans	3,083.1	4,213.5	9,627.6	19,719.7	5,032.7	1,405.2	43,081.9

	As of December 31, 2019
	1 month	1-3 months	3 months-1 year	1-5 years	More than 5 years	Past-due loans	Total
Loans	2,628.5	3,106.8	5,889.7	12,008.2	4,871.6	943.2	29,447.9
Credit cards	843.0	1,021.1	1,797.0	2,215.9	—	—	5,877.0
Leasing	44.7	85.7	511.0	785.7	106.3	—	1,533.4
Discounted notes	264.7	340.7	80.6	0.1	—	—	686.2
Factoring receivables	104.2	213.9	56.2	—	—	—	374.2
Advances and overdrafts	87.4	—	—	—	—	—	87.4
Refinanced loans	10.3	10.8	51.7	151.0	27.4	—	251.2

Total gross loans	3,982.8	4,779.0	8,386.1	15,160.9	5,005.2	943.2	38,257.1

	As of December 31, 2018
	1 month	1-3 months	3 months-1 year	1-5 years	More than 5 years	Past-due loans	Total
Loans	1,937.0	2,821.9	5,268.7	11,183.1	4,358.5	856.9	26,426.1
Credit cards	696.9	837.4	1,474.6	1,872.5	—	—	4,881.4
Leasing	41.2	94.4	638.9	766.5	141.6	—	1,682.6
Discounted notes	205.5	235.3	54.1	—	—	—	495.0
Factoring receivables	149.2	93.8	66.5	—	—	—	309.6
Advances and overdrafts	50.2	—	—	—	—	—	50.2
Refinanced loans	4.6	10.0	43.9	128.3	23.5	—	210.4

Total gross loans	3,084.7	4,092.9	7,546.7	13,950.5	4,523.6	856.9	34,055.2

	As of December 31, 2017
	1 month	1-3 months	3 months-1 year	1-5 years	More than 5 years	Past-due loans	Total
Loans	1,628.3	2,403.2	4,192.5	8,441.5	5,167.5	794.5	22,627.6
Credit cards	596.5	706.3	1,162.9	1,333.1	—	—	3,798.7
Leasing	57.0	98.5	610.3	774.2	166.7	—	1,706.7
Discounted notes	259.2	248.3	40.3	—	—	—	547.9
Factoring receivables	50.6	96.5	15.5	—	—	—	162.6
Advances and overdrafts	57.8	—	—	—	—	—	57.8
Refinanced loans	9.8	31.5	52.9	158.6	20.6	—	273.4

Total gross loans	2,659.1	3,584.4	6,074.5	10,707.4	5,354.8	794.5	29,174.7

	As of December 31, 2016
	1 month	1-3 months	3 months-1 year	1-5 years	More than 5 years	Past-due loans	Total
Loans	1,569.1	2,168.2	4,377.6	7,870.5	4,652.8	693.3	21,331.5
Credit cards	899.1	579.5	1,014.4	1,366.3	—	—	3,859.1
Leasing	54.6	105.6	701.4	816.3	93.6	—	1,771.5
Discounted notes	191.5	189.4	26.6	—	—	—	407.4
Factoring receivables	22.1	129.5	50.3	—	—	—	201.9
Advances and overdrafts	39.5	—	—	—	—	—	39.5
Refinanced loans	17.0	19.6	63.5	177.0	19.4	—	296.5

Total gross loans	2,792.8	3,191.8	6,233.8	10,230.0	4,765.8	693.3	27,907.5

Classification of Our Loan Portfolio

The following tables provide the classification of our loans as of December 31, 2020, 2019 and 2018, respectively, calculated under the requirements of IFRS 9:

	As of December 31, 2020
Direct and indirect Loans	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)
Not impaired
High grade	32,994.4	1,728.9	0.0	34,723.3
Standard grade	4,458.7	1,603.3	0.0	6,062.0
Sub-standard grade	692.7	1,169.7	0.0	1,862.5
Past due but not impaired	790.3	1,781.9	0.0	2,572.1
Impaired
Individually impaired	0.0	0.0	30.3	30.3
Collectively impaired	0.0	0.0	2,443.7	2,443.7

Total gross loans	38,936.0	6,283.8	2,474.0	47,693.8

Direct loan portfolio	34,893.3	5,744.7	2,443.9	43,081.9
Indirect loan portfolio	4,042.8	539.1	30.1	4,611.9

Total gross loans	38,936.0	6,283.8	2,474.0	47,693.8

	As of December 31, 2019
Direct and indirect Loans	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)
Not impaired
High grade	32,047.2	334.5	—	32,381.7
Standard grade	4,783.5	646.8	—	5,430.4
Sub-standard grade	366.1	1,010.5	—	1,376.6
Past due but not impaired	1,474.3	770.9	—	2,245.2
Impaired
Individually impaired	—	—	31.1	31.1
Collectively impaired	—	—	894.2	894.2

Total gross loans	38,671.2	2,762.7	925.3	42,359.1

Direct loan portfolio	34,822.0	2,540.2	894.9	38,257.1
Indirect loan portfolio	3,849.2	222.4	30.4	4,102.0

Total gross loans	38,671.2	2,762.7	925.3	42,359.1

	As of December 31, 2018
Direct and indirect Loans	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)
Not impaired
High grade	28,318.7	595.9	—	28,914.7
Standard grade	4,065.4	959.5	—	5,024.9
Sub-standard grade	451.2	1,038.7	—	1,489.9
Past due but not impaired	1,048.4	791.1	—	1,839.5
Impaired
Individually impaired	—	—	43.1	43.1
Collectively impaired	—	—	814.7	814.7

Total gross loans	33,883.7	3,385.2	857.7	38,126.7

Direct loan portfolio	30,382.2	2,858.4	814.7	34,055.2
Indirect loan portfolio	3,501.5	526.9	43.1	4,071.5

Total gross loans	33,883.7	3,385.2	857.7	38,126.7

Until December 31, 2017, IFS classified each client that is part of its credit portfolio in one of the following five risk categories, depending on the degree of risk of default in the payment of each debtor: (i) Normal—A, (ii) with potential problems—B, (ii) deficient—C, (iv) doubtful—D, and (v) loss—E.

The following tables provide the classification of our loans (calculated under the requirements of IAS 39) as of the end of the periods indicated:

	As of December 31,
	2017		2016
	S/ in millions	%	S/ in millions	%
A: Normal	30,964.5	92.6%	30,103.7	93.0%
B: With potential problems	909.9	2.7%	824.3	2.5%
C: Substandard	418.4	1.3%	366.2	1.1%
D: Doubtful	509.6	1.5%	514.7	1.6%
E: Loss	638.8	1.9%	549.0	1.7%

Total	33,441.2	100.0%	32,357.9	100.0%

Direct loan portfolio before impairment allowance for loans	29,174.7	87.2%	27,907.5	86.2%
Indirect loan portfolio before impairment allowance for loans	4,266.5	12.8%	4,450.5	13.8%

Total	33,441.2	100.0%	32,357.9	100.0%

Impairment Allowance for Loans

The following tables show the allocation for our impairment allowance for loans as of December 31, 2020, 2019 and 2018 (under IFRS 9) and for 2017 and 2016 and under (IAS 39):

	As of December 31,
	2020		2019		2018		2017		2016
	S/ in millions	%	S/ in millions	%	S/ in millions	%	S/ in millions	%	S/ in millions	%
Commercial loans	294.7	9.7%	185.6	12.9%	255.8	17.9%	243.1	19.4%	221.1	18.6%
Consumer loans	2,413.4	79.3%	1,058.6	73.8%	987.0	69.2%	881.9	70.3%	851.9	71.5%
Mortgage loans	188.0	6.2%	121.7	8.5%	114.6	8.0%	66.5	5.3%	60.5	5.1%
Small and micro-business loans	146.5	4.8%	68.6	4.8%	69.5	4.9%	63.4	5.1%	57.2	4.8%

Total(1)	3,042.6	100.0%	1,434.5	100.0%	1,426.9	100.0%	1,255.0	100.0%	1,190.8	100.0%

(1)

Includes impairment allowance for indirect loans amounting to S/57.7 million as of December 31, 2020, S/39.7 million as of December 31, 2019; S/62.1 million; S/52.8 million and S/23.9 million as of December 31, 2018, 2017 and 2016. See Note 6(d.2) to our audited annual consolidated financial statements.

The following table shows the changes in our impairment allowance for loans for the periods indicated.

	For the years ended December 31,
	2020	2019	2018(1)	2017	2016
	S/ in millions
Balance as of January 1	1,434.5	1,426.9	1,399.5	1,190.8	1,065.2
Provision	2,393.9	750.8	660.1	827.9	783.6
Recoveries of written-off loans	106.4	136.5	145.6	128.1	119.1
Written-off loans and sales	(926.0)	(874.1)	(791.1)	(857.7)	(772.0)
Translation result and others	33.7	(5.6)	12.8	(34.2)	(5.1)
Balance as of December 31,	3,042.6	1,434.5	1,426.9	1,255.0	1,190.8

Allowances for indirect loans	57.7	39.7	62.1	52.8	24.0
Allowances for direct loans	2,984.9	1,394.8	1,364.8	1,202.1	1,166.8

Total allowances for loan losses	3,042.6	1,434.5	1,426.9	1,255.0	1,190.8

(1)	For 2018, calculations are made under IFRS 9 that includes an adjustment to the opening balance of S/144.5 million.

The following tables show the changes in our impairment allowance for loans (direct and indirect) by line of business for the period indicated.

	For the Year Ended December 31, 2020
	Commercial loans	Mortgage loans	Consumer loans	Small and micro-business loans	Total
	(S/ in millions)
Balance as of January 1	185.6	121.7	1,058.6	68.6	1,434.5

Provision	118.0	63.7	2,112.9	99.4	2,393.9
Recovery of written-off loans	1.8	—	100.8	3.9	106.4
Written-off loans and sales	(27.8)	(4.4)	(868.1)	(25.7)	(926.0)
Translation result and others	17.2	6.9	9.3	0.3	33.7

Balance as of	294.7	188.0	2,413.4	146.5	3,042.6

	For the year ended December 31, 2019
	Commercial loans	Mortgage loans	Consumer loans	Small and micro business loans	Total
	(S/ in millions)
Balance as of January 1	255.8	114.6	987.0	69.5	1,426.9

Provision	(39.7)	13.2	730.3	47.0	750.8
Recovery of written-off loans	1.0	—	130.2	5.3	136.5
Written-off loans and sales	(29.8)	(5.4)	(785.9)	(53.0)	(874.1)
Translation result and others	(1.7)	(0.7)	(3.0)	(0.2)	(5.6)

Balance as of	185.6	121.7	1,058.6	68.6	1,434.5

	For the Year Ended December 31, 2018(1)
	Commercial loans	Mortgage loans	Consumer loans	Small and micro-business loans	Total
	(S/ in millions)
Balance as of January 1	291.4	105.1	946.6	56.4	1,399.5

Provision	(6.5)	10.6	604.3	51.6	660.1
Recovery of written-off loans	1.2	—	140.0	4.4	145.6
Written-off loans and sales	(34.4)	(2.7)	(711.0)	(43.0)	(791.1)
Translation result and others	4.1	1.6	6.9	0.1	12.8

Balance as of	255.8	114.6	987.0	69.5	1,426.9

(1)

For information regarding changes in our impairment allowance for loans (direct or indirect) according to the requirement of IFRS 9, see Note 6 (d) of our audited annual consolidated financial statements.

	For the Year Ended December 31, 2017
	Commercial loans	Mortgage loans	Consumer loans	Small and micro-business loans	Total
	(S/ in millions)
Balance as of January 1	221.1	60.5	851.9	57.2	1,190.8

Provision	47.3	9.1	743.5	28.0	827.9
Recovery of written-off loans	0.2	—	123.2	4.7	128.1
Written-off loans and sales	(19.8)	(1.0)	(810.8)	(26.2)	(857.7)
Translation result and others	(5.8)	(2.1)	(26.0)	(0.3)	(34.2)

Balance as of	243.1	66.5	881.9	63.4	1,255.0

	For the Year Ended December 31, 2016
	Commercial loans	Mortgage loans	Consumer loans	Small and micro-business loans	Total
	(S/ in millions)
Balance as of January 1	197.2	46.5	771.3	50.3	1,065.2

Provision	46.3	12.2	703.7	21.4	783.6
Recovery of written-off loans	0.5	0.0	115.1	3.4	119.1
Written-off loans and sales	(14.1)	(1.0)	(733.4)	(23.5)	(772.0)
Translation result and others	(8.8)	2.9	(4.8)	5.6	(5.1)

Balance as of	221.1	60.5	851.9	57.2	1,190.8

Composition of Deposits and Obligations

The following tables provide information on the composition of our deposits obligations for the periods indicated.

	As of December 31,
	2020		2019		2018		2017		2016
	(S/ in millions)%		(S/ in millions)%		(S/ in millions)%		(S/ in millions)%		(S/ in millions)%
Demand deposits
Soles	8,836.1	18.7%	7,148.6	18.8%	5,560.2	16.5%	5,313.8	16.3%	3,752.1	12.5%
Foreign currency	4,996.1	10.6%	4,567.5	12.0%	4,549.3	13.5%	5,050.8	15.5%	5,834.9	19.4%

Total	13,832.3	29.3%	11,716.0	30.8%	10,109.5	30.0%	10,364.7	31.8%	9,587.0	31.9%

Savings deposits
Soles	12,212.6	25.9%	6,942.1	18.2%	5,878.3	17.5%	4,784.3	14.7%	4,558.8	15.1%
Foreign currency	5,639.7	12.0%	4,442.8	11.7%	4,850.0	14.4%	4,308.5	13.2%	4,356.6	14.5%

Total	17,852.3	37.9%	11,384.9	29.9%	10,728.3	31.9%	9,092.8	27.9%	8,915.4	29.6%

Time deposits
Soles	7,977.8	16.9%	8,290.2	21.8%	7,050.5	20.9%	6,636.7	20.4%	5,235.7	17.4%
Foreign currency	5,557.2	11.8%	4,762.8	12.5%	4,023.8	11.9%	4,925.3	15.1%	4,863.8	16.2%

Total	13,535.0	28.7%	13,053.0	34.3%	11,074.3	32.9%	11,562.0	35.5%	10,099.6	33.6%

Others
Soles	1,492.6	3.2%	1,507.1	4.0%	1,318.7	3.9%	1,142.5	3.5%	1,028.9	3.4%
Foreign currency	437.1	0.9%	432.1	1.1%	451.2	1.3%	445.6	1.4%	467.0	1.6%

Total	1,929.7	4.1%	1,939.3	5.1%	1,769.9	5.3%	1,588.1	4.9%	1,495.9	5.0%

Total deposits
Soles	30,519.2	64.7%	23,888.1	62.7%	19,807.6	58.8%	17,877.3	54.8%	14,575.5	48.4%
Foreign currency	16,630.1	35.3%	14,205.2	37.3%	13,874.3	41.2%	14,730.3	45.2%	15,522.3	51.6%

Total	47,149.3	100.0%	38,093.2	100.0%	33,682.0	100.0%	32,607.6	100.0%	30,097.9	100.0%

As of December 31, 2020, 2019, 2018, 2017 and 2016, we did not have individual material deposits by foreign depositors that exceeded 10% of our total Deposits and Obligations.

The following table provides information on the composition of our domestic and foreign deposits, by average balances and average nominal rate, for the periods indicated.

	For the year ended December 31,
	2020	2019	2018
	(S/ in millions)
Deposits in Domestic Offices
Demand deposits
Average balance
Soles	8,069.7	6,329.4	5,289.4
Foreign currency	3,858.5	3,956.0	3,669.1

Total	11,928.2	10,285.4	8,958.5

Average nominal rate
Soles	0.8%	2.5%	2.2%
Foreign currency	0.3%	1.0%	0.8%

Total	0.6%	1.9%	1.6%

Savings deposits
Average balance
Soles	9,570.5	6,293.8	5,329.6
Foreign currency	5,053.0	4,756.5	4,508.9

Total	14,623.5	11,050.3	9,838.5

Average nominal rate
Soles	1.0%	1.4%	1.3%
Foreign currency	0.2%	0.4%	0.4%

Total	0.7%	1.0%	0.8%

Time deposits
Average balance
Soles	7,892.6	7,131.8	6,419.4
Foreign currency	3,275.1	2,827.9	2,845.8

Total	11,167.8	9,959.7	9,265.2

Average nominal rate
Soles	2.5%	3.6%	3.4%
Foreign currency	0.8%	1.7%	1.2%

Total	2.0%	3.1%	2.8%

Others
Average balance
Soles	1,413.0	1,364.7	1,187.4
Foreign currency	430.4	434.7	441.3

Total	1,843.4	1,799.3	1,628.7

Average nominal rate
Soles	4.9%	3.1%	3.0%
Foreign currency	1.7%	1.6%	1.5%

Total	4.1%	2.7%	2.6%

Deposits in Foreign Offices
Demand deposits
Average balance
Soles	0.0	0.0	—
Foreign currency	1,194.6	1,022.1	998.4

Total	1,194.6	1,022.1	998.4

Average nominal rate
Soles	0.0%	0.0%	0.0%
Foreign currency	0.0%	0.0%	0.0%

Total	0.0%	0.0%	0.0%

Time deposits
Average balance
Soles	—	—	—
Foreign currency	1,675.6	1,526.5	1,209.0

Total	1,675.6	1,526.5	1,209.0

Average nominal rate
Soles	0.0%	0.0%	0.0%
Foreign currency	1.9%	3.2%	3.0%

Total	1.9%	3.2%	3.0%

The following table sets forth information regarding the maturity of our time deposits in our domestic and foreign offices in denominations of more than U.S.$100,000 (equivalent to S/362,100 as of December 31, 2020):

Domestic Offices	As of December 31, 2020 (S/ in Millions)
Up to 1 month	6,058.6
From 1 to 3 months	1,450.5
From 3 months to 6 months	736.8
From 6 months to 1 year	539.0
From 1 to 5 years	182.5
Over 5 years	253.5

Total time deposits	9,221.0

As of December 31, 2020
Foreign Offices	(S/ in Millions)
Up to 1 month	208.7
From 1 months to 3 months	254.1
From 3 months to 6 months	264.8
From 6 months to 1 year	602.7
From 1 to 5 years	142.0
Over 5 years	0.0

Total time deposits	1,472.2

	As of December 31, 2020
	1 month	1-3 months	3 months- 1 year	1-5 years	More than 5 years	Total
	(S/ in millions)
Maturity of Deposits
Demand deposits	13,832.3	0.0	0.0	0.0	0,0	13,832.3
Saving deposits	17,852.3	0.0	0.0	0.0	0,0	17,852.3
Time deposits	6,983.1	2,208.2	3,531.5	539.6	272.6	13,535.0

Total	38,667.6	2,208.2	3.531.5	539.6	272.6	45,219.5

Percentage of Total	85.5%	4.9%	7.8%	1.2%	0.6%	100.0%

	As of December 31, 2019
	1 month	1-3 months	3 months- 1 year	1-5 years	More than 5 years	Total
	(S/ in millions)
Maturity of Deposits
Demand deposits	11,716.0	—	—	—	—	11,716.0
Saving deposits	11,384.9	—	—	—	—	11,384.9
Time deposits	4,698.6	2,171.2	5,235.9	812.7	134.6	13,053.0

Total	27,799.5	2,171.2	5,235.9	812.7	134.6	36,153.9

Percentage of Total	76.9%	6.0%	14.5%	2.2%	0.4%	100.0%

Short-Term Borrowings

	As of December 31,
	2020	2019	2018
Year-end balance	1,823.4	2,983.8	2,507.6
Average balance	2,967.2	2,800.5	2,538.6
Maximum quarter-end balance	4,228.2	3,163.8	2,914.5
Weighted-average nominal year-end interest rate	1.6%	3.6%	3.6%
Weighted-average nominal interest rate	2.3%	3.7%	3.8%

ETHICS AND CORPORATE COMPLIANCE

IFS is firmly committed to promoting a world-class ethics and compliance program ensuring a compliance culture within its subsidiaries, with the purpose of maintaining an ethically-oriented culture throughout its organizations. Thus, IFS has a Corporate Compliance Policy based on local and US regulations and international best practices.

The purpose of the compliance program is to promote corporate policies and procedures of effective internal controls to prevent, detect and report inappropriate behaviors, comply with laws and regulations, and mitigate reputational risk in order to maintain a sustainable business. In addition, this program complements corrective actions for inappropriate conduct and boost the ethics and compliance program through periodic training. Moreover, to ensure independence, the Chief Compliance Officer (CCO) reports directly to the board of directors and indirectly to the CEO, and the subsidiaries’ Compliance Officers report directly to their respective board of directors and indirectly report to the CCO.

The Compliance Program has a risk-based approach, which focuses on mitigating the level of exposure to economic sanctions or other penalties that could negatively impact our reputation. This program includes the following policies:

Anti-Money Laundering / Counter Financing of Terrorism (AML/CFT)

IFS’ subsidiaries have implemented a risk-based AML/CFT Program.

The following are the principal laws and regulations regarding AML/CTF.

Peru:

•	Law 26702, General Law of the Financial and Insurance System.

•	Law 27693 (April 2002), Law Establishing the Financial Intelligence Unit (Unidad de Inteligencia Financiera or “UIF”).

•	Law 29038 (April 2007), Law incorporating the UIF into the SBS.

•	Res. Conasev 033-2011 and related modifications, Rules for the Prevention of Money Laundering and Counter Financing of Terrorism.

•

Res. SBS N° 3862-2016, Mechanisms and procedures of the UIF to freeze funds and assets of persons or entities linked to terrorism and terrorist financing, as well as those linked to the proliferation of weapons of mass destruction and their financing identified within the framework of UN Security Council resolutions.

•	Res. SBS No. 2660-2015 and its modifications, Risk Management Regulation related to Anti-Money Laundering and Terrorist Financing.

•	Res. SBS N° 4349-2016, Guidelines for politically exposed person clients regarding prevention of AML/CFT.

Bahamas:

•	Central Bank of The Bahamas, Guidelines for Licensees on the Prevention of Money Laundering, Countering the Financing of Terrorism and Proliferation Financing (August 2018).

Panama:

•	Superintendencia de Bancos de Panamá, Law 23: Prevent AML/CFT. Agreement 04-2015 and its modifications 10-2015, 1-2017, 13-2018, 001-2019, 002-2019, 014-2020.

•	001-2019 Red Flag to detect suspicious activity related to CFT.

Additionally, the risk-based AML/CFT Program takes into consideration the following:

USA:

•	Bank Secrecy Act — 31 USC 5311 – 5330.

•	Foreign Assets Control Regulations (OFAC) 31 CFR 500.

•	USA PATRIOT Act.

The subsidiaries have implemented their policies and procedures in accordance with the IFS Corporate Compliance Policy and local regulation, approved by their respective boards of directors and reviewed on an annual basis at minimum, which includes but not limited to:

•	AML/CFT policy and procedures.

•	Customer Identification Program (CIP), Know Your Customer (KYC), and due diligence procedures.

•	Know your employee and vendors policy.

•	AML/CFT risk assessment methodology review on an annual basis at a minimum, which strengthens our internal policies, procedures, and controls.

•

Monitoring automated systems based on client risk assessment. AML transaction monitoring system identifies unusual transactions and suspicious activities of our clients. This process may result in reporting to regulators and/or local authorities.

The due diligence risk-based program includes:

•	KYC and CIP program for identification and verification that includes ultimate beneficial owner information.

•	OFAC and Sanctions program.

•	Continuous monitoring for red flags.

•	Ongoing contact with clients and call memos.

•

High risk customers are subject to annual review by our front office, top management and/or compliance team. This annual review includes but is not limited to transaction monitoring, adverse media, sanctions screening, supporting documents, and/or on-site contact.

Additionally, AML/CFT controls include:

•	AML/CFT training for new employees.

•	AML/CFT training on an annual basis for all employees.

•	Front office tailored training.

•	Mandatory AML/CFT training for compliance team members.

•	Semi-annual reports, at a minimum, to board of directors.

Anti-Corruption Program

IFS has zero tolerance for bribery and corruption and is committed to conducting its business in accordance with world class ethics and compliance standards and accordance with applicable laws, rules, and regulations. In line with this commitment, IFS internal policy mandates that it is prohibited to make political contributions on behalf of the company or its subsidiaries.

Our anti-corruption program contains policies and procedures that comply with the anti-corruption, local and FCPA laws and regulations including policies regarding government officials and other stakeholders. This program includes, but is not limited to, roles and responsibilities, guidelines, gift policy, conflict of interest, donations, hiring and appointing employees, officers and directors, violations reports and sanctions.

In line with this program, we comply with the following anti-corruption laws and regulations:

•	Peruvian Law: Law 30424 and Supreme Decree 002-2019-JUS: regulates the sanctions imposed on entities relating to the corruption of foreign officials.

•	Peruvian Law, DL 1352: regulates corruption of national officials, money laundering and counter terrorism financing.

•	Peruvian Law, DL N° 30835: modify Law 30424 and establishes collusion and influence peddling.

•	Peruvian Law, DL 1385: includes administrative and economic sanctions imposed on the private sector for failure to comply with anticorruption laws.

•	US Law: Foreign Corrupt Practices Act (“FCPA”).

Additionally, this policy takes into consideration the following:

•	UK Bribery Act.

•	ISO 37001 Anti-bribery management systems.

•	DOJ US Department of Justice Criminal Division (Evaluation of Corporate Programs).

The subsidiaries have implemented their respective anti-corruption programs based on the IFS Corporate Compliance Policy and local anticorruption regulations that encompass the AML/CFT policies and procedures, approved by their boards of directors and reviewed on an annual basis at a minimum, which include but are not limited to:

•	Anti-corruption program policy and procedures.

•	Procedure on anti-corruption due diligence for suppliers and third parties.

•	Whistle-blower program and investigations procedure.

•	Anti-corruption program risk assessment methodology review on an annual basis as minimum, which strengthens our internal policies, procedures, and controls.

•	Monitoring controls for clients, employees, third parties aim to government officers, political parties, and politically-exposed persons.

•	Hospitality, business entertainment and gift policy.

•	Joint venture and acquisition policy.

•	Awareness and training program.

Insider Trading

Stock market rules and regulations applicable to publicly listed companies generally seek to ensure that all investors in a company have timely and equal access to information concerning the company when making a decision to buy, hold or sell its securities.

The policy includes the following regulations:

•	SMV No. 005-2012, which regulates market abuse, inadequate use of privilege information and market manipulation.

•	Decree Law 01-1999, including article 247 which regulates insider trading in Panama.

The purpose of the policy and procedures on insider trading is to define the restrictions and procedures applicable to the purchase and/or sale of securities of the group by persons having access to privileged information. The insider trading policy has been developed to guide IFS and its employees in avoiding any risk of violating securities laws or any applicable exchange regulations.

The subsidiaries have implemented their respective insider trading policies in accordance with the IFS Corporate Compliance Policy and local regulation, approved by their respective boards of directors and reviewed on an annual basis at a minimum, which includes but is not limited to:

•	Insider trading policy and procedures including quiet period and black out period restrictions.

•	Whistle-blower program and investigations procedure.

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

This policy includes the legal framework of Law No. 29733 Personal Data Protection Law and Supreme Decree No. 003-2013-JUS. The subsidiaries that are subject to this law have implemented their internal control in accordance with this law and the IFS Corporate Compliance Policy.

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

Whistleblower Hotline

IFS and its subsidiaries have implemented a whistleblower hotline that helps stakeholders report improper conduct, fraudulent practices, violations of internal policies, and unlawful and unethical behavior. These behaviors can be reported through the web portal, e-mail, phone call and/or anonymously. Moreover, this hotline is managed by a third party in order to increase the transparency and reinforce the confidentiality of the complaint.

Training

Compliance training is mandatory for all employees. In addition, the first line of defense in each subsidiary and members of the compliance team are required to take additional tailored training.

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

Nonetheless, the country has experienced a slowdown in recent years, mainly explained by lower domestic demand, as a result of a lower growth in private investment. This slowdown was intensified due to several factors, such as (i) a strong El Niño phenomenon, which adversely affected agricultural production, transportation services, tourism and commercial activity, and resulted in a 1.5% drop in GDP growth in 2017; (ii) corruption scandals related to the activities of certain Brazilian and Peruvian companies in the construction sector, which resulted in suspension or delay of important infrastructure projects during 2018; (iii) political disputes between the government and the opposition, which resulted in the resignation of former President Pedro Pablo Kuczynski in March 2018 and the appointment of former Vice-President Martin Vizcarra as the new President of Peru; and (iv) political disputes between President Martin Vizcarra and Congress during 2019 and 2020, which ultimately led to the President’s removal from office in November 2020, his replacement by the President of Congress, Manuel Merino de Lama, nationwide protests forcing President Merino to resign, and the replacement of President Merino with Francisco Sagasti, who was sworn in as President of the Republic for the remaining presidential term on November 17, 2020. Despite these factors and continued political corruption scandals, the Peruvian economy continued to outperform its peer countries in 2019, supported by solid macroeconomic fundamentals and strong fiscal and monetary policies.

In 2020, due to the global impact of the COVID-19 pandemic, the Peruvian economy contracted 11.1%.

The table below sets forth additional details regarding Peru’s recent economic performance.

	2020	2019	2018	2017	2016
Peruvian real GDP growth rate	(11.1%)	2.2%	4.0%	2.1%	4.4%
Domestic demand growth	(9.8)	2.4%	4.2%	1.1%	1.4%
Private consumption growth	(8.7)	3.0%	3.8%	2.6%	3.7%
Fixed private investment (real growth)	(17.2)%	4.0%	4.5%	0.2%	(5.4)%
Reference interest rate	0.3%	2.3%	2.8%	3.3%	4.3%
Fiscal (deficit) (% of GDP)	(8.9)%	(1.6)%	(2.3)%	(3.0)%	(2.3)%
Variation in Consumer Price Index (“CPI”)	2.0%	1.9%	2.2%	1.4%	3.2%
Unemployment rate (Metropolitan Lima)	13.0%	6.6%	6.7%	6.9%	6.8%
Disposable income growth	(7.5%)	2.5%	3.8%	2.8%	4.1%
Public external debt as a percentage of Peruvian GDP	15.0%	8.5%	8.9%	8.8%	10.3%
Net international reserves (U.S.$ in millions)	74,707	68,316	60,121	63,621	61,686

Sources:   Central Reserve Bank of Peru and INEI.

In this context, Peru continues to have its sovereign debt rated investment grade by S&P, Fitch and Moody’s. The Peruvian government’s conservative fiscal policy, coupled with the Central Reserve Bank of Peru’s responsible management of inflation and international reserves has helped Peru to maintain its investment grade ratings by Moody’s (A3), S&P (BBB+) and Fitch (BBB+). Peru’s credit ratings are subject to periodic review, and may be revised or lowered in the future. On June 3, 2020, in light of the COVID-19 pandemic, Fitch reduced Peru’s local currency rating from A- to BBB+.

Furthermore, in its most recent forecast as of March 2021, the Central Reserve Bank of Peru has estimated real GDP growth of 10.7% for 2021 and 4.5% for 2022, as compared to a 11.1% decrease registered in 2020 and a 2.2% increase registered in 2019. Based on Peru’s strong macroeconomic base, during 2020, the government deployed various expansionary fiscal and monetary policies to control and mitigate the impact of COVID-19 on the Peruvian economy and population. As of the date of this Annual Report on Form 20-F, the COVID-19 global outbreak continues to negatively affect Peru’s growth in 2021.

Interest Rates

In general, increases in prevailing interest rates result in more interest revenue from loans. An increase of prevailing interest rates may, however, adversely affect Interbank as a result of reduced overall demand for loans and greater risk of default by its clients. In addition, relatively high interest rates affect Interbank’s funding costs, and can adversely affect spreads on its loan portfolio if Interbank is unable to pass on the increased funding costs to its clients. On the other hand, a decrease in interest rates can reduce Interbank’s revenue from its loan portfolio. This revenue decrease may be offset by an increase in the volume of loans resulting from higher demand and/or a decrease in Interbank’s funding costs. As a result of the COVID-19 pandemic, on April 9, 2020, the Central Reserve Bank of Peru took several measures, such as reducing the reference interest rate by 200 basis points from 2.25% to 0.25%. This measure has affected both interest income and interest expense.

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

Inflation

Our performance may be impacted by inflation, because substantially all of our assets are not adjusted for the effects of inflation. During the 1980s, Peru experienced hyperinflation, negative economic growth and substantial currency devaluation. Inflation rates in Peru began to decrease in the 1990s and in the last 14 years Peru had one of the lowest average inflation rates in the region, partly due to the monetary policy implemented by the Central Reserve Bank of Peru and partly due to the conservative fiscal policy of the Peruvian government. In 2002, in order to maintain low inflation rates, the Central Reserve Bank of Peru established an annual inflation target of 2.5% within a range of one percentage point. In 2007, the target was lowered to 2%, within a range of one percentage point. The Central Reserve Bank of Peru has maintained its target inflation range ever since. The inflation rate in Peru, as measured by changes in the Metropolitan Lima consumer price index published by the INEI, was 3.2% in 2016, 1.4% in 2017, 2.2% in 2018, 1.9% in 2019 and 2.0% in 2020. In its most recent forecast as of March 2021, the Central Reserve Bank of Peru has estimated Peru’s inflation to be 2.0% in 2021 and 1.6% in 2022.

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

In 2015 the sol depreciated significantly against the U.S. dollar and remained relatively stable until the beginning of 2020. However, during 2020, the sol rapidly depreciated against the U.S. dollar as a result of the COVID-19 pandemic and is expected to remain at relatively high levels of depreciation during 2020. In this context, any future changes in the value of the sol against the U.S. dollar and other foreign currencies could adversely affect our financial condition and results of operations to the extent that our subsidiaries maintain a gap between foreign denominated assets and liabilities.

The Peruvian government adopted a policy to encourage the de-dollarization of the Peruvian economy. This policy included promoting the development of a sol capital market and local currency yield curves. The proportion of outstanding loans in the banking system denominated in U.S. dollars has fallen from 51.0% as of December 31, 2011 to 25.4% as of December 31, 2020, according to figures published by the SBS. The percentage of deposits in the banking system denominated in U.S. dollars was approximately 47.3% as of December 31, 2011 compared to 37.9% as of December 31, 2020. Interbank’s proportion of loans in soles grew from 53.2% as of December 31, 2011 to 78.0% as of December 31, 2020, while deposits in soles increased from 56.8% as of December 31, 2011 to 68.8% as of December 31, 2020.

As of December 31, 2020, 61.8% of Interseguro’s investment portfolio was invested in soles and 38.2% was invested in U.S. dollars. According to Interseguro’s investment policy, it allocates the currency of its investment portfolio to mitigate potential currency volatility between its investment assets and its insurance liabilities as observed since the commencement of the COVID-19 outbreak.

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

However, since the beginning of 2017, the Central Reserve Bank of Peru started loosening its monetary policy. In this context, from January 2017 up to December 2020, the minimum legal reserve requirements were reduced from 70.0% to 9.0% in foreign currency and from 6.5% to 4.0% in local currency; while the reference rate decreased from 4.25% to 0.25%. On March 19, 2020, the Central Reserve Bank of Peru reduced its reference rate by 100 basis points to 1.25%. Likewise, on March 26, 2020, the Central Bank reduced the minimum legal reserve requirements from 5.0% to 4.0% in local currency and from 50.0% to 9.0% for foreign currency obligations with foreign banks for tenors up to two years. These latest changes in reserve requirements came into effect in April 1, 2020. Furthermore, on April 9, 2020, the Central Reserve Bank of Peru took several measures as a result of the COVID-19 pandemic, including reducing the reference interest rate by another 100 basis points from 1.25% to 0.25%.

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

However, as of December 2020, the annuities market seems to be stabilizing with the introduction of private annuities, a new type of annuity created to fill the loophole left by the law. This new product, pioneered by Interseguro in October 2016 and soon followed by other providers, helped the industry recover a portion of the lost market. In 2020, private annuities accounted for 54% of the premiums collected in 2020 for the insurance industry. For Interseguro, private annuities represented 40% of its S/365.6 million in collections in annuities as of December 31, 2020.

In December 2016, the Peruvian government passed a tax amnesty bill to promote the declaration and/or repatriation of funds held by Peruvians in offshore jurisdictions. This bill had a negative impact on Inteligo’s assets under management in 2017, although it has not had a significant impact in subsequent years.

COVID-19 Outbreak

As previously mentioned, our business is dependent on our customers’ willingness and ability to conduct banking and other financial transactions. In this sense, the spread of COVID-19 has impacted our operations in the following ways:

Impacts on Balance Sheet Statement

•

Higher loan portfolio growth due to Interbank’s participation in the Reactiva Peru program, which was designed to ensure the continuity of payments to lenders and stabilize the economy by allowing Peruvian banks to originate low interest-rate, Central Bank-funded, commercial loans, guaranteed between 80% and 98% by the Peruvian government.

•	Higher impairment allowances due to a decrease in asset quality and the implementation of the previously mentioned post-model adjustments in our expected loss models.

•

Higher growth in deposits due to an increase in our clients’ liquidity as the result of (i) partial cash withdrawals from CTS accounts and the private pension system, (ii) commercial deposits related to unused funds from the Reactiva Peru program, and (iii) the widespread adoption of a saving mindset in response to the crisis.

•	Higher growth in investments as a result of an increase in the funding base and the low demand for non-Reactiva Peru loans.

Impacts on Profit and Loss Statement

•

Lower net interest and similar income due to reduced balances of high-yield assets, despite the lower cost of funds in a low rate environment and certain efficiencies from the execution of liability management transactions.

•	Higher provision expenses and lower growth in recoveries due to a decrease in asset quality and the implementation of the previously mentioned post-model adjustments in our expected loss models.

•	Lower fee income from financial services due to a slowdown in both the retail and commercial banking segments.

•	Higher volatility in other income, mainly due to the impact of a decrease in net gain on financial assets at fair value through profit or loss on our investment portfolio and market conditions.

•	Lower other expenses, mainly due to cost containment measures implemented to offset certain impacts of the COVID-19 pandemic.

Change in Accounting Estimates

Changes in the assumptions used in calculating interest rates to discount pension reserves and adoption of new mortality tables

As of June 1, 2018, we modified the estimation used in calculating interest rates to discount pension reserves, using the risk-free rate due to the currency of Peruvian government’s sovereign yield curves plus an illiquidity premium as a portion of the corporate bonds spread that is not related to loss given default or the cost of credit rating downgrade. These corporate bond spreads are calculated based on the performance of our insurance asset portfolio designated to cover our pension obligations. Likewise, we decided to use the updated Peruvian mortality and morbidity tables published by the SBS in March 2018 in the mathematical calculation of our pension reserves.

The purpose of changing the method to calculate the interest rate is to show the nature of the insurance business over the long term, therefore preventing changes in liability values in the short term caused by the fluctuation of the interest rate, which occurs due to market volatility, the speculative component and economic cycles.

The effects of the first application of interest rates and new mortality tables amounted to S/423.1 million and S/144.8 million, respectively, which, according to IAS 8, were prospectively recognized and were part of the financial statements in 2018. See Note 3.4(d) to our audited annual consolidated financial statements.

Adoption of New Standards and Disclosures

During 2020, we have not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

We adopted for the first time in 2020 the following standards, interpretations or amendments: (i) Amendments to IFRS 3 “Business Combinations”, (ii) Amendments to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, (iii) Conceptual Framework for Financial Reporting issued on March 29, 2018 and (iv) Amendments to IFRS 16 “Leases”. Such standards, interpretations or amendments have not had a significant impact on our consolidated financial statements. See Note 3.2 to our audited annual consolidated financial statements.

Since January 1, 2019, we have been applying: (i) IFRS 16 “Leases”, which accounting policies and impacts are described in Notes 3.4(j) and 25(c) to our audited annual consolidated financial statements; and (ii) Amendments to IFRS 9, IAS 39 and IFRS 7: “Interest rate benchmark reform”, which accounting policies and impacts are described in Notes 3.4(ag) and 10(b)(vi) to our audited annual consolidated financial statements.

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

Key areas involving a high degree of judgment and areas where estimates and assumptions are significant to the consolidated financial statements include:

•	the calculation of the impairment of the portfolio of loans and financial investments;

•	the measurement of the fair value of the financial investments and investment properties;

•	the assessment of the impairment of the goodwill;

•	determination of the lease contracts with renewal and termination options;

•	estimating the increase in borrowing rates for lease agreements;

•	the liabilities for insurance contracts;

•	the measurement of the fair value of derivative financial instruments;

•	the estimated useful life of intangible assets, property, furniture and equipment, and

•	the estimation of assets and liabilities for deferred income tax.

We believe that the judgments, estimates and assumptions we have made are appropriate under the circumstances and that our audited annual consolidated financial statements fairly present, in all material respects, the financial positions of IFS as of December 31, 2020 and 2019 and the results of our operations and cash flows for the years ended December 31, 2020, 2019 and 2018 in accordance with IFRS.

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

Principal Line Items in Consolidated Income Statements

Below is a description of certain significant line items:

•

interest and similar income includes interest from our loan portfolio plus interest and dividends from our investment portfolio and is composed of the following line items: (i) interest on loans, (ii) interest on financial investments, (iii) interest on due from banks and inter-bank funds, (iv) dividends on financial investments, and (v) other interest and similar income. See Note 19(a) to our audited annual consolidated financial statements;

•

interests and similar expenses includes all financial expenses incurred to fund our operations and is composed of the following line items: (i) interest on deposits and obligations, (ii) interest on bonds, notes and other obligations, (iii) interest and fees on obligations with financial institutions, (iv) deposit insurance fund fees, (v) interest on lease payments, and (vi) other interest and similar expenses. See Note 19(a) to our audited annual consolidated financial statements;

•	impairment loss on loans, net of recoveries includes provisions recognized as expense, net of recoveries. See Note 6(d) to our audited annual consolidated financial statements;

•	(loss) recovery due to impairment of financial investments includes impairment loss recognized as expense, net of recoveries. See Note 5(c) to our audited annual consolidated financial statements;

•

fee income from financial services, net includes primarily commissions and other fees we charge to our customers, net from related expenses, and is composed of the following line items: (i) maintenance and mailing of accounts, interchange fees, transfers and credit and debit card services, (ii) funds management, (iii) commissions from banking services, (iv) contingent loan fees, (v) collection services, and (vi) brokerage and custody services. See Note 20(a) to our audited annual consolidated financial statements;

•

other income includes: (i) gain from sale of written-off loans, (ii) other technical income from insurance operations, (iii) income from investments in associates, (iv) services rendered to third parties; (v) income from ATM rentals, and (vi) other income. See Note 21(a) to our audited annual consolidated financial statements;

•

total net premiums earned minus claims and benefits includes: (i) net premiums earned, adjustment of technical reserves, and (iii) net claims and benefits incurred for life insurance contracts and others. See Notes 22 and 23 to our audited annual consolidated financial statements; and

•

other expenses include: (i) salaries and employee benefits, (ii) administrative expenses, (iii) depreciation and amortization, (iv) sundry technical insurance expenses and commission from insurance activities and (v) expenses related to rental income. See Notes 8(a), 9(a), 21, 24, and 25 to our audited annual consolidated financial statements.

Financial Condition as of December 31, 2020 Compared to December 31, 2019

The following table sets forth the principal components of our consolidated statement of financial position as of December 31, 2020 and December 31, 2019.

	As of December 31, 2020	As of December 31, 2019(1)	Change
	(S/ in millions)		(S/ in millions)%
Assets
Cash, due from banks and inter-banks funds	18,783.6	11,213.9	7,569.7	67.5%
Financial investments	24,277.1	19,072.7	5,204.4	27.3%
Loans, net of unearned interest	43,504.3	38,531.6	4,972.6	12.9%
Impairment allowance for loans	(2,984.9)	(1,394.8)	(1,590.1)	114.0%
Investment property	1,044.0	972.1	71.9	7.4%
Property, furniture and equipment, net	844.4	950.9	(106.5)	(11.2)%
Intangibles and goodwill, net	1,042.6	979.3	63.3	6.5%
Other assets	1,724.9	1,236.5	488.4	39.5%

Total assets	88,236.0	71,562.3	16,673.7	23.3%

Liabilities and equity
Deposits and obligations	47,149.3	38,093.2	9,056.1	23.8%
Due to banks and correspondents and inter-bank funds	9,689.8	4,148.8	5,541.1	133.6%
Bonds, notes and other obligations	7,778.8	6,890.3	888.5	12.9%
Insurance contract liabilities	12,501.7	11,426.6	1,075.1	9.4%
Other liabilities	2,162.5	2,099.9	62.6	3.0%

Total liabilities	79,282.1	62,658.8	16,623.2	26.5%

Equity, net
Equity attributable to IFS’s shareholders	8,908.1	8,856.9	51.2	0.6%
Non-controlling interest	45.8	46.6	(0.7)	(1.6)%

Total equity, net	8,953.9	8,903.4	50.5	0.6%

Total liabilities and equity net	88,236.0	71,562.3	16,673.7	23.3%

(1)

In the consolidated financial statements as of December 31, 2020, balances related to the product “Renta Particular Plus – Vitalicio” (formerly recorded as a financial product) were reclassified to insurance accounts and the product was recognized as an insurance product. The accounting balances as of December 31, 2019 have been reclassified for comparative purposes, as described in Note 3.4(ah) to our audited annual consolidated financial statements.

Our assets were S/88.2 billion as of December 31, 2020, a 23.3% increase from S/71.6 billion as of December 31, 2019. This was mainly driven by growth of 67.5% in cash, due from banks and inter-bank funds, 27.3% in financial investments, 12.9% in loans, net of unearned interest, and 39.5% in other assets.

The increase in cash, due from banks and inter-bank funds was mainly due to higher deposits at the Central Bank from Interbank.

The increase in loans, net of unearned interest was mainly the result of higher commercial loans balances due to growth in short and medium-term loans at Interbank, primarily as a result of the disbursement of loans under the Reactiva Peru Program. This increase was partially offset by lower retail loans balances at Interbank, which was primarily due to decreases in credit cards and other consumer loans.

The increase in financial investments was mainly explained by higher balances of Peruvian sovereign bonds at Interbank.

Our liabilities reached S/79.3 billion as of December 31, 2020, a 26.5% increase from S/62.7 billion as of December 31, 2019. This was mainly driven by a more than two-fold increase in due to banks and correspondents and inter-bank funds, and a 23.8% increase in deposits and obligations. Growth in due to banks and correspondents and inter-bank funds was mostly explained by higher long-term funding from the Central Bank, associated with the bank’s participation in the auctions of funds for the Reactiva Peru Program, and an increase in funding from COFIDE, at Interbank, while the increase in deposits and obligations was due to higher retail, commercial and institutional deposits at Interbank.

Our net equity was S/9.0 billion as of December 31, 2020, a 0.6% increase from S/8.9 billion as of December 31, 2019, mainly driven by higher reserves and net unrealized results, partially offset by lower retained earnings from net profit for 2020.

For more information of our liquidity, capital resources and commitments and obligations, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Results of Operations for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

The following table sets forth the principal components of our consolidated profit for the years ended December 31, 2020 and 2019.

	For the year ended December 31,
	2020	2019(1)	Change
	(S/ in millions)		(S/ in millions)%
Interest and similar income	4,665.0	4,847.2	(182.2)	(3.8)%
Interest and similar expenses	(1,192.3)	(1,424.0)	231.7	(16.3)%

Net interest and similar income	3,472.7	3,423.3	49.4	1.4%

Impairment loss on loans, net of recoveries	(2,393.9)	(750.8)	(1,643.1)	218.8%
Recovery (loss) due to impairment of financial investments	(32.9)	(6.8)	(26.1)	384.6%

Net interest and similar income after impairment loss	1,045.8	2,665.7	(1,619.8)	(60.8)%

Fee income from financial services, net	723.5	925.9	(202.4)	(21.9)%
Other income	776.7	592.1	184.7	31.2%

Total net premiums earned minus claims and benefits	(279.1)	(279.6)	0.6	(0.2)%

Total other expenses	(1,910.7)	(1,978.3)	67.7	(3.4)%

Income before translation result and income tax	356.3	1,925.7	(1,569.4)	(81.5)%
Translation result	(45.7)	17.8	(63.5)	(357.3)%
Income Tax	72.9	(493.3)	566.3	(114.8)%

Net profit for the year	383.5	1,450.1	(1,066.6)	(73.6)%

Attributable profit to:
IFS’ shareholders	383.2	1,441.3	(1,058.1)	(73.4)%
Non-controlling interest	0.3	8.9	(8.6)	(96.7)%

(1)

In our consolidated financial statements as of December 31, 2020, balances related to the product “Renta Particular Plus – Vitalicio” (formerly recorded as a financial product) were reclassified to insurance accounts and the product was recognized as an insurance product. The accounting balances as of December 31, 2019 have been reclassified for comparative purposes, as described in Note 3.4(ah) to our audited annual consolidated financial statements.

Our net profit was S/383.5 million for the year ended December 31, 2020, a 73.6% decrease as compared to 2019. The lower profits were mainly driven by an increase of S/1,643.1 million in impairment loss on loans and a decrease of S/202.4 million in net fee income from financial services. These results were partially offset by a S/184.7 million increase in other income and a S/49.4 million increase in net interest and similar income, in addition to a S/67.7 decrease in other expenses and a positive effect on deferred income tax.

The increase in net interest and similar income was mainly due to higher interest on investments at Interseguro and an increase in dividends received from investments at Inteligo. At Interbank, net interest and similar income remained relatively stable when compared to 2019.

Impairment loss on loans, net of recoveries increased from S/750.8 million as of December 31, 2019 to S/2,393.9 million as of December 31, 2020 mainly as a result of the post-model adjustments on the bank’s expected credit loss to address the impact of the COVID-19 pandemic, mainly for loans that have been rescheduled. The decrease in net fee income from financial services was mainly due to lower income from commissions from credit card services, maintenance and mailing of accounts, transfer fees and commissions on debit card services at Interbank. The increase in other income was mainly due to positive performance across all three subsidiaries, particularly from net gain on sale of securities at Interseguro and positive mark-to-market valuations on investments at Inteligo.

Other income grew as a result of recovery across all three subsidiaries, particularly from net gain on sale of securities at Interseguro and positive mark-to-market valuations on investments at Inteligo.

The decrease in other expenses is mainly due to decreases in salaries and employee benefits, as well as in marketing and credit card expenses, both at Interbank, in addition to lower administrative expenses at Interseguro. These decreases were driven by cost containment measures implemented to offset the impacts of the COVID-19 pandemic.

Our ROE was 4.5% in 2020, lower than the 18.3% reported in 2019, mainly due to an increase in impairment loss on loans, net of recoveries and a decrease in net fee income from financial services.

Results of Operations by Segment

The following table presents an overview of certain consolidated income statement data for each of our segments for the years ended December 31, 2020 and 2019.

	Banking		Insurance		Wealth Management		Holding and eliminations		Consolidated
	2020	2019	2020	2019(1)	2020	2019	2020	2019	2020	2019
	(S/ in millions)
Interest and similar income	3,836.4	4,074.0	655.0	612.5	163.4	168.0	10.2	(7.3)	4,665.0	4,847.2
Interest and similar expenses	(1,053.4)	(1,290.1)	(84.0)	(72.5)	(51.7)	(61.5)	(3.3)	0.0	(1,192.3)	(1,424.0)
Net interest and similar income	2,783.1	2,783.9	571.0	540.1	111.8	106.5	6.9	(7.3)	3,472.7	3,423.3
Impairment loss on loans, net of recoveries	(2,393.9)	(750.8)	—	—	(0.0)	(0.0)	—	—	(2,393.9)	(750.8)
Recovery (loss) due to impairment of financial investments	0.2	0.0	(33.8)	(6.2)	0.7	(0.7)	—	—	(32.9)	(6.8)
Net interest and similar income after impairment loss	389.3	2,033.2	537.2	533.9	112.5	105.8	6.9	(7.3)	1,045.8	2,665.7
Fee income from financial services, net	619.8	827.1	(6.1)	(4.0)	164.0	164.3	(54.3)	(61.5)	723.5	925.9
Other income(1)	444.1	434.3	201.7	169.0	106.6	58.4	24.4	(69.7)	776.7	592.1

Total net premiums earned minus claims and benefits	—	—	(279.1)	(279.6)	—	—	—	(0.0)	(279.1)	(279.6)

Total other expenses	(1,533.5)	(1,611.5)	(286.0)	(298.7)	(128.0)	(123.3)	36.9	55.3	(1,910.7)	(1,978.3)

Income (loss) before translation result and income tax	(80.2)	1,683.1	167.7	120.6	255.0	205.3	13.9	(83.2)	356.3	1,925.7
Translation result	(6.0)	(5.6)	(26.6)	9.8	(3.8)	1.4	(9.3)	12.1	(45.7)	17.8
Income tax	80.5	(449.0)	—	—	(8.0)	(6.4)	0.4	(38.0)	72.9	(493.3)
Net profit (loss) for the year	(5.7)	1,228.5	141.1	130.4	243.1	200.3	5.0	(109.1)	383.5	1,450.1
Attributable to:
IFS’ shareholders	(5.7)	1,228.5	141.1	130.4	243.1	200.3	4.7	(117.9)	383.3	1,441.3
Non-controlling interest	—	—	—	—	—	—	0.3	8.9	0.3	8.9

(1)

In our consolidated financial statements as of December 31, 2020, balances related to the product “Renta Particular Plus – Vitalicio” (formerly recorded as a financial product) were reclassified to insurance accounts and the product was recognized as an insurance product. The accounting balances as of December 31, 2019 have been reclassified for comparative purposes, as described in Note 3.4(ah) to our audited annual consolidated financial statements.

The discussion below covers each of our reported segments, and corresponds to information before adjustments and eliminations for consolidation, as of and for the years ended December 31, 2020 and 2019, in accordance with IFRS.

Banking

Interbank’s net results were almost break-even for the year ended December 31, 2020, with a net loss of S/5.7 million compared to profits of S/1,228.5 million for the year ended December 31, 2019. The main factors that contributed to this result were the more than three-fold increase in impairment loss on loans and the 25.1% decrease in net fee income from financial services. These results were partially offset by a positive effect on deferred income tax and a decrease of 4.8% in other expenses due to cost containment measures implemented to offset certain impacts of the COVID-19 pandemic.

In addition, Interbank’s results in 2020 were affected by (i) an S/130.4 million decrease in interest income as a result of the initial impact of the contractual cash flows modification due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic, which does not consider any positive impact of the recovery between the date of initial recording and December 31, 2020; and (ii) the base effect of non-recurring transactions in 2019 such as the gain on sale of Interfondos, Interbank’s former mutual funds subsidiary, to Inteligo for S/32.4 million after taxes; as well as the S/29.0 million after tax non-recurring impact of the liability management transaction in 2019.

Interbank’s adjusted ROE, as presented in “Item 4. Information on the Company—Business Overview—Non-GAAP Financial Measures”, was 2.0% for the year ended December 31, 2020, lower than the 21.3% recorded in the year ended December 31, 2019.

Interest and Similar Income

The following table presents the components of interest and similar income for our banking segment for the years ended December 31, 2020 and 2019.

	For the year ended December 31,
	2020	2019	Change
	(S/ in millions)		(S/ in millions)%
Interest and similar income
Interest on loan portfolio	3,570.0	3,758.4	(188.3)	(5.0)%
Interest on financial investments	239.0	208.1	30.8	14.8%
Interest on due from banks and inter-bank funds	27.4	107.5	(80.1)	(74.5)%

Total	3,836.4	4,074.0	(237.6)	(5.8)%

Nominal average rate	6.3%	8.2%	—	—

Interest and similar income decreased 5.8% due to a 74.5% decrease in interest on due from banks and inter-bank funds, and a 5.0% decrease in interest on loans, partially offset by a 14.8% increase in interest on financial investments.

Interest on due from banks and inter-bank funds decreased by S/80.1 million, or 74.5%, primarily as a result of a 90 basis points decrease in the nominal average rate and a 43.4% increase in the average volume. The decrease in the nominal average rate was mainly due to lower returns on deposits and reserve funds at the Central Bank. The increase in the average volume was mainly due to higher deposits and reserve funds at the Central Bank, partially offset by a decrease in the average balance of inter-bank funds.

The decrease in interest on loan portfolio was mainly due to a 190 basis point decrease in the average rate, partially offset by a 14.9% increase in average volume. The higher average volume of loans was primarily the result of a 26.4% increase in commercial loans and 5.3% increase in retail loans. In the commercial portfolio, the higher average volume was mainly due to a 41.7% increase in short and medium-term loans, mainly due to the disbursement of loans under the Reactiva Peru Program, despite lower balances of leasing operations and trade finance loans. In the retail portfolio, average volumes grew due to a 9.0% increase in mortgages and a 4.3% increase in payroll deduction loans, partially offset by a 0.3% decrease in the average balance of credit cards.

The increase in interest on financial investments was primarily the result of an increase in the average volume, partially offset by a 50 basis point decrease in the average yield. The increase in the average volume was mainly the result of higher average balances of Peruvian sovereign bonds. The decrease in the nominal average interest rate, from 3.8% for the year ended December 31, 2019 to 3.3% for the year ended December 31, 2020, was mainly due to lower returns across most investments.

As a result of the above, the nominal average yield on interest-earning assets decreased 190 basis points, from 8.2% for the year ended December 31, 2019 to 6.3% for the year ended December 31, 2020.

Interest and Similar Expenses

The following table presents the components of interest and similar expenses for our banking segment for the years ended December 31, 2020 and 2019.

	For the year ended December 31,
	2020	2019	Change
	(S/ in millions)		(S/ in millions)%
Interest and Similar Expenses
Interest and fees on deposits and obligations	(536.0)	(709.2)	173.2	(24.4)%
Interests on bonds, notes and other obligations	(344.7)	(416.4)	71.7	(17.2)%
Interest and fees on obligations with financial institutions and others	(172.6)	(164.5)	(8.1)	4.9%

Total	(1,053.4)	(1,290.1)	236.7	(18.3)%

Nominal average rate	2.0%	3.0%	—	—

Interest and similar expense decreased 18.3% mainly due a 24.4% decrease in interest on deposits and obligations, and 17.2% decrease in interest on bonds, notes and other obligations, partially offset by a 4.9% increase in interest on due to banks and correspondents.

Interest and fees on deposits and obligations decreased mainly due to an 80 basis point decrease in the average cost, from 2.1% for the year ended December 31, 2019 to 1.3% for the year ended December 31, 2020, partially offset by a 19.8% increase in the average volume. The lower average cost was due to a decrease on rates paid to institutional, commercial and retail deposits. The increase in volumes was observed across all client segments. By currency, average balances of soles-denominated deposits increased 27.8% while average dollar-denominated deposits increased 5.8%.

Interest on bonds, notes and other obligations decreased mainly due to: (i) a lower interest rate environment which was associated with liability management transactions executed throughout 2020, such as the redemption of international fixed-to-floating rate bonds in April 2020 followed by the issuance of a new international subordinated bond in July 2020 at a lower interest rate; (ii) lower interest expenses associated with the maturity of Certificates of Deposit for S/150.0 million in March 2020; and (iii) the base effect from the execution of an optional redemption of the prevailing “5.75% Senior Notes due 2020” corporate bonds during the fourth quarter of 2019, which implied a non-recurring financial expense of S/42.3 million in such quarter, as these bonds were being negotiated above its face value (above par).

Interest and fees on obligations with financial institutions and others increased mainly due to an 83.5% increase in the average volume, partially offset by a 180 basis point decrease in the average cost, from 4.2% for the year ended December 31, 2019 to 2.4% for the year ended December 31, 2020. The increase in the average volume was due to higher funding provided by the Central Reserve Bank of Peru, related to the bank’s participation in the Reactiva Peru Program. The decrease in the average cost was explained by lower rates paid on types of funding, especially inter-bank funds and those provided by the Central Reserve Bank of Peru.

The average cost of funds decreased 100 basis points, from 3.0% for the year ended December 31, 2019 to 2.0% for the year ended December 31, 2020, in line with the lower cost of interest-bearing liabilities.

Impairment Loss on Loans, Net of Recoveries

The following table presents the components of impairment loss on loans, net of recoveries for our banking segment for the years ended December 31, 2020 and 2019.

	For the year ended December 31,
	2020	2019	Change
	(S/ in millions)		(S/ in millions)%
Impairment loss on loans, net of recoveries	(2,393.9)	(750.8)	(1,643.1)	218.9%
Past-due loan ratio (at period end)	3.4%	2.6%	—	—
Provision expense as a percentage of average total loans	6.1%	2.2%	—	—
Coverage ratio	181.5%	117.7%	—	—
Impairment allowance for loans	2,984.7	1,394.7	—	—

Impairment loss on loans, net of recoveries increased from S/750.8 million as of December 31, 2019 to S/2,393.9 million as of December 31, 2020 mainly as a result of the post-model adjustments on the bank’s expected credit losses to address the impact of the COVID-19 pandemic, mainly for loans that have been rescheduled.

Interbank’s coverage ratio for the year ended December 31, 2020 increased to 181.5% from 117.7% as of the year ended December 31, 2019, as a result of higher impairment allowances for credit card loans mainly because the risks and uncertainties arising from COVID-19 have not been adequately reflected in the statistical models, mainly for loans that have been rescheduled. Interbank applied several post-model adjustments for these loans with the aim of determining the expected credit losses.

Fee Income from Financial Services, Net

The following table presents the components of fee income from financial services, net for our banking segment for the years ended December 31, 2020 and 2019.

	For the year ended December 31,
	2020	2019	Change
	(S/ in millions)		(S/ in millions)%
Income
Maintenance and mailing of accounts, transfer fees and commissions on credit and debit card	473.8	648.4	(174.6)	(26.9)%
Commissions for banking services	293.4	329.4	(36.0)	(10.9)%
Fees from indirect loans	52.5	56.2	(3.7)	(6.6)%
Collection services fees	41.3	41.3	(0.0)	(0.1)%
Others	38.3	39.3	(1.1)	(2.7)%

Total	899.3	1,114.6	(215.3)	(19.3)%

Expenses
Credit cards	(105.8)	(119.6)	13.8	(11.6)%
Debtor’s life insurance premiums	(101.8)	(99.7)	(2.1)	2.1%
Fees paid to foreign banks	(15.1)	(17.2)	2.1	(12.0)%
Others	(56.8)	(51.1)	(5.6)	11.0%

Total	(279.4)	(287.5)	8.1	(2.8)%

Net	619.8	827.1	(207.2)	(25.1)%

The S/207.2 million, or 25.1%, decrease in net fee income from financial services was mainly attributable to lower income from commissions from credit card services, maintenance and mailing of accounts, transfer fees and commissions on debit card services, primarily related to reduced activity related to the effects of the COVID-19 pandemic.

Other Income

The following table presents the components of other income for our banking segment for the years ended December 31, 2020 and 2019.

	For the year ended December 31,
	2020	2019	Change
	(S/ in millions)		(S/ in millions)%
Net gain on foreign exchange transactions	318.4	201.4	117.1	58.1%
Net gain on sale of financial investments	103.8	39.3	64.4	163.9%
Net gains on financial assets at fair value through profit or loss	(38.1)	64.8	(102.9)	(158.8)%
Other	60.0	128.9	(68.8)	(53.4)%
Other income	444.1	434.3	9.8	2.3%

Other income increased 2.3% for the year ended December 31, 2020 compared to the year ended December 21, 2019, mainly due to increases in net gain on sale of financial investments and in net gain of foreign exchange transactions and on financial assets at fair value through profit or loss.

Other Expenses

The following table presents the components of other expenses for our banking segment for the years ended December 31, 2020 and 2019.

	For the year ended December 31,
	2020	2019	Change
	(S/ in millions)		(S/ in millions)%
Salaries and employee benefits	(594.4)	(659.6)	65.2	(9.9)%
Administrative expenses	(656.6)	(687.9)	31.4	(4.6)%
Depreciation and amortization	(234.5)	(227.1)	(7.4)	3.3%
Other	(48.1)	(36.9)	(11.2)	30.4%

Total other expenses	(1,533.5)	(1,611.5)	78.0	(4.8)%

Other expenses decreased 4.8% for the year ended December 31, 2020 compared to the year ended December 21, 2019, mainly as a result of lower salaries and employee benefits, as well as marketing and credit card expenses, all driven by cost containment measures implemented to offset the impacts of the COVID-19 pandemic, partially offset by higher depreciation and amortization expenses.

Our efficiency ratio was 38.6% for the year ended December 31, 2020 as compared to 38.9% recorded for the year ended December 31, 2019.

Income Before Translation Result and Income Tax

For the year ended December 31, 2020, results before translation result and income tax were a loss of S/80.2 million for the reasons described above, which result was almost completely offset by the positive effect on deferred income tax. As a result of the above, our banking segment’s results were a net loss of S/5.7 million for the year ended December 31, 2020 as compared to net profit of S/1,228.5 million for the year ended December 31, 2019.

Insurance

Interseguro’s profit attributable to shareholders for the year ended December 31, 2020 was S/141.1 million, compared to a S/130.4 million profit for the year ended December 31, 2019.

The main factors that contributed to this result were a S/32.7 million increase in other income, mainly due to net gain on sale of securities, and a S/30.9 million increase in net interest and similar income, as well as to a S/12.7 million decrease in other expenses, mainly related to cost containment measures implemented during the year to mitigate the impact of the COVID-19 pandemic. These results were partially offset by a S/36.4 million foreign exchange translation loss as a result of a depreciation in the foreign exchange rate and a S/27.6 million increase in loss due to impairment of financial investments.

Net Interest and Similar Income

The following table presents the components of net interest and similar income for our insurance segment for the years ended December 31, 2020 and 2019.

	For the year ended December 31,
	2020	2019	Change
	(S/ in millions)		(S/ in millions)%
Interest and similar income	655.0	612.5	42.4	6.9%
Interest and similar expense	(84.0)	(72.5)	(11.5)	15.9%

Net interest and similar income	571.0	540.1	30.9	5.7%

Net interest and similar income increased 5.7% mainly due to a S/42.4 million increase in interest and similar income, mainly due to a higher return on and organic growth of the fixed income portfolio and to incremental dividends, which increase was partially offset by a S/11.5 million increase in interest and similar expenses, mainly related to higher interest paid.

Other Income, Net

The following table presents the components of other income for our insurance segment for the years ended December 31, 2020 and 2019.

	For the year ended December 31,
	2020	2019	Change
	(S/ in millions)		(S/ in millions)%
Net gain (loss) on sale of financial investments	105.0	39.2	65.8	N/M
Net gain (loss) on financial assets at fair value through profit or loss	39.2	18.6	20.6	N/M
Rental income	39.5	48.8	(9.3)	(19.1)%
Gain (loss) on sale of investment property	—	(7.2)	7.2	N/M
Net gain on investment property valuation	5.4	54.5	(49.1)	(90.0)%
Other	12.5	15.0	(2.6)	(17.1)%

Other income, net	201.7	169.0	32.7	19.3%

Other income increased S/32.7 million, mainly due to a S/65.8 million increase in net gain on sale of financial investments, a S/20.7 million increase in net gain on financial assets at fair value and the base effect of a non-recurring S/7.2 million loss on sale of investment property in 2019. These results were partially offset by a S/49.1 million decrease in net gain on valuation of real estate investments and S/9.3 million in rental income.

Recovery (Loss) due to Impairment of Financial Investments

Loss due to impairment of financial investments was S/33.8 million for the year ended December 31, 2020 as compared to a loss of S/6.2 million for the year ended December 31, 2019, a deterioration of S/27.6 million attributable to an additional provision for impairment on a fixed income investment that was downgraded in relation to the COVID-19 pandemic.

Total Net Premiums Earned Minus Claims and Benefits

The following table presents the components of total premiums earned minus claims and benefits for our insurance segment for the years ended December 31, 2020 and 2019.

	For the year ended December 31,
	2020	2019	Change
	(S/ in millions)		(S/ in millions)%
Premiums assumed	625.9	702.5	(76.6)	(10.9)%
Premiums ceded to reinsurers	(10.2)	(13.2)	3.0	(22.9)%
Adjustment of technical reserves	(100.8)	(268.7)	167.9	(62.5)%
Net claims and benefits incurred for life insurance contracts and others	(794.1)	(700.3)	(93.8)	13.4%

Total net premiums earned minus claims and benefits	(279.1)	(279.6)	0.6	(0.2)%

Total net premiums earned minus claims and benefits were S/279.1 million in 2020, slightly better than the S/279.6 million reported in 2019. These results were primarily due to a S/167.9 million decrease in adjustment of technical reserves, partially offset by a S/93.8 million increase in net claims and benefits incurred and a S/73.6 million decrease in net premiums.

Net Premiums

Net premiums represent the difference between premiums assumed and premiums ceded to reinsurers. The following table presents net premiums by business line for our insurance segment for the years ended December 31, 2020 and 2019.

	For the year ended December 31,
	2020	2019	Change
	(S/ in millions)		(S/ in millions)%
Annuities(1)	256.9	324.7	(67.8)	(20.9)%
Individual Life	134.5	131.4	3.1	2.4%
Retail Insurance	224.4	233.3	(8.9)	(3.8)%
Credit Life Insurance	132.9	130.7	2.2	1.7%
Mandatory Traffic Accident (SOAT)	45.2	40.7	4.5	11.1%
Card Protection	32.7	46.0	(13.3)	(28.9)%
Others	13.6	15.9	(2.3)	(14.8)%
Net Premiums(2)	615.8	689.4	(73.6)	(10.7)%

(1)	Annuities include premiums from pension-related insurance (disability and survivorship).
(2)	Temporary Private Annuities are not included as premiums assumed. Net premiums are premiums assumed net of premiums ceded.

Net premiums decreased 10.7% mainly due to a S/67.8 million decrease in annuities and a S/8.9 million decrease in retail insurance, mostly associated with lower sales of card protection products, partially offset by a S/3.1 million increase in individual life premiums, due to an improvement in the collection of life insurance premiums.

Adjustment of Technical Reserves

The following table presents adjustment of technical reserves by business line for our insurance segment for the years ended December 31, 2020 and 2019.

	For the year ended December 31,
	2020	2019	Change
	(S/ in millions)		(S/ in millions)%
Annuities	(43.3)	(180.7)	137.4	(76.0)%
Individual Life	(62.0)	(82.3)	20.3	(24.7)%
Retail Insurance	4.5	(5.7)	10.2	(178.9)%
Adjustment of technical reserves	(100.8)	(268.7)	(167.9)	(62.5)%

Adjustment of technical reserves decreased 62.5% mainly due to decreases of S/137.4 million in annuities, S/20.3 million in individual life and S/10.2 million in retail insurance. The decrease in technical reserves for annuities was attributable to a release of technical reserves for annuities, mostly related to (i) a higher mortality rate resulting from the COVID-19 pandemic, and (ii) the effect of lower sales.

Net Claims and Benefits Incurred for Life Insurance Contracts and Others

The following table presents net claims and benefits incurred for life insurance contracts and others by business line for our insurance segment for the year ended December 31, 2020 and 2019.

	For the year ended December 31,
	2020	2019	Change
	(S/ in millions)		(S/ in millions)%
Annuities(1)	(668.0)	(630.5)	(37.5)	5.9%
Individual Life	(15.1)	(4.9)	(10.2)	210.4%
Retail Insurance	(111.0)	(64.9)	(46.1)	71.1%
Credit Life Insurance	(78.2)	(41.5)	(36.7)	88.6%
Mandatory Traffic Accident (SOAT)	(13.0)	(17.2)	4.2	(24.5)%

	For the year ended December 31,
	2020	2019	Change
	(S/ in millions)		(S/ in millions)%
Card Protection	(0.9)	(2.1)	1.2	(57.8)%
Others	(18.9)	(4.1)	(14.8)	N/M
Net claims and benefits incurred(2)	(794.1)	(700.3)	(93.8)	13.4%

(1)	Annuities include claims from pension-related insurance (disability and survivorship).
(2)	Temporary Private Annuities are not included as benefits incurred.

Net claims and benefits incurred for life insurance contracts and others increased 13.4% mainly due to a S/46.1 million increase in retail insurance claims, mostly explained by higher claims in credit life insurance related to the COVID-19 mortality in Peru, a S/37.5 million increase in annuity benefits and a S/10.2 million increase in individual life claims.

Other Expenses

The following table presents the components of other expenses for our insurance segment for the year ended December 31, 2020 and 2019.

	For the year ended December 31,
	2020	2019	Change
	(S/ in millions)		(S/ in millions)%
Salaries and employee benefits	(75.5)	(73.7)	(1.8)	2.5%
Administrative expenses	(39.5)	(54.0)	14.5	(26.9)%
Depreciation and amortization	(25.6)	(22.4)	(3.2)	14.3%
Expenses related to rental income	(2.0)	(3.5)	1.5	(42.3)%
Other	(143.4)	(145.2)	1.8	(1.2)%

Total other expenses	(286.0)	(298.7)	12.8	(4.3)%

Other expenses decreased S/12.8 million in 2020 when compared to 2019, mainly due to lower administrative expenses as a result of efficiencies implemented throughout the year to mitigate the impact of the COVID-19 pandemic.

Wealth Management

Inteligo’s net profit was S/243.1 million for the year ended December 31, 2020, a 21.4% increase compared to the year ended December 31, 2019. The main factor that contributed to this result was an increase in other income of 82.4%, mainly due to strong investment results for the year, partially offset by slightly higher other expenses.

Inteligo’s ROE was 28.0% for the year ended December 31, 2020, higher than the 24.7% registered for the year ended December 31, 2019. This was mainly attributable to a higher net profit, which in turn was due to growth of 82.4% in other income, despite an increase in shareholders’ equity due to an increase in retained earnings.

Interest and Similar Income

The following table presents the components of interest and similar income for our wealth management segment for the years ended December 31, 2020 and 2019.

	For the year ended December 31,
	2020	2019	Change
	(S/ in millions)		(S/ in millions)%
Interest and similar income
Interest on loan portfolio	65.3	73.2	(7.9)	(10.7)%
Interest on financial investments	91.2	81.3	9.9	12.2%
Interest on due from banks and inter-bank funds	6.9	13.5	(6.6)	(49.2)%

Total	163.4	168.0	(4.6)	(2.7)%

	For the year ended December 31,
	2020	2019	Change
	(S/ in millions)		(S/ in millions)%
Nominal average rate	4.1%	4.5%

Interest and similar income decreased 2.7% mainly due to a 49.2% decrease in interest on due from banks and inter-bank funds and a 10.7% reduction in interest on loan portfolio, partially offset by a 12.2% increase in interest on financial investments.

Interest on loan portfolio decreased S/7.9 million mainly due to a decrease in the average rate despite an increase in average loans outstanding. Interest on financial investments increased S/9.9 million mainly due to higher dividends received from equity investments during 2020. Interest due from banks and inter-bank funds decreased S/6.6 million, mainly attributable to a decrease in the average rate of term deposits.

Interest and Similar Expenses

The following table presents the components of interest and similar expenses for our wealth management segment for the years ended December 31, 2020 and 2019.

	For the year ended December 31,
	2020	2019	Change
	(S/ in millions)		(S/ in millions)%
Interest and similar expenses
Interest and fees on deposits and obligations	(46.0)	(48.2)	2.2	(4.6)%
Interests on bonds, notes and other obligations	(2.1)	(2.3)	0.2	(10.7)%
Interest and fees on obligations with financial institutions and others	(3.6)	(11.0)	7.4	(67.1)%

Total	(51.7)	(61.5)	9.8	(16.0)%

Nominal average rate	1.6%	2.0%

Interest and similar expenses decreased 16.0% mainly due to a S/7.4 million, or 67.1%, decrease in interest and fees on obligations with financial institutions and others due to lower rates on loans with banks during 2020. Interest and fees on deposits and obligations decreased S/2.2 million primarily as a result of a decrease in rates.

Impairment Loss on Loans, Net of Recoveries

Inteligo’s loan portfolio had no delinquencies for the years ended December 31, 2020 and 2019. Inteligo’s impairment loss on loans was S/0.0 million for the year ended December 31, 2020.

Recovery (Loss) due to Impairment of Financial Investments

For the year ended December 31, 2020, Inteligo’s impairment gain on financial investments was S/0.7 million, as compared to a S/0.7 million loss for the year ended December 31, 2019.

Fee Income from Financial Services, Net

The following table presents the components of fee income from financial services, net for our wealth management segment for the years ended December 31, 2020 and 2019.

	For the year ended December 31,
	2020	2019	Change
	(S/ in millions)		(S/ in millions)%
Income
Maintenance and mailing of accounts, transfer fees and commissions on credit and debit card	1.1	2.9	(1.8)	(62.5)%
Funds management fees	152.5	149.2	3.3	2.2%
Brokerage and custody services fees	7.9	12.5	(4.6)	(36.9)%

	For the year ended December 31,
	2020	2019	Change
	(S/ in millions)		(S/ in millions)%
Others	4.0	1.5	2.5	N/M

Total	165.4	166.1	(0.7)	(0.4)%

Expenses
Brokerage and custody services	(0.6)	(1.3)	0.7	(54.8)%
Others	(0.9)	(0.5)	(0.3)	63.6%

Total	(1.5)	(1.8)	0.4	(19.6)%

Net	164.0	164.3	(0.3)	(0.2)%

Fee income from financial services, net in 2020 was S/164.0 million, relatively stable as compared to 2019, though it decreased 0.2% mainly due to a S/4.6 million decrease in brokerage and custody service fees. This decrease was mainly attributable to lower brokerage activity amid higher volatility in global markets due to the COVID-19 pandemic.

Other Income

The following table presents the components of other income for our wealth management segment for the years ended December 31, 2020 and 2019.

	For the year ended December 31,
	2020	2019	Change
	(S/ in millions)		(S/ in millions)%
Net gain on sale of financial investments	(23.4)	42.1	(65.6)	N/M
Net gain on financial assets at fair value through profit or loss	134.9	22.9	112.0	N/M
Other	(5.0)	(6.6)	1.7	(25.3)%
Other Income	106.6	58.4	48.1	82.4%

Other income increased S/48.1 million in 2020, mainly due to S/112.0 million growth in net gain on financial assets at fair value through profit or loss, attributable to higher mark-to-market valuations on Inteligo’s proprietary portfolio.

Other Expenses

The following table presents the components of other expenses for our wealth management segment for the years ended December 31, 2020 and 2019.

	For the year ended December 31,
	2020	2019	Change
	(S/ in millions)		(S/ in millions)%
Salaries and employee benefits	(75.0)	(64.8)	(10.3)	15.8%
Administrative expenses	(37.9)	(39.8)	1.8	(4.6)%
Depreciation and amortization	(14.5)	(18.3)	3.8	(21.0)%
Other	(0.6)	(0.4)	(0.2)	39.1%

Total Other Expenses	(128.0)	(123.3)	(4.7)	3.8%

Total other expenses grew 3.8% mainly due to increases in salaries and employee benefits, partially offset by a S/3.8 million decrease in depreciation and amortization. This decrease in depreciation and amortization was mainly attributable to ending of the amortization period in connection with expenses for Inteligo Bank’s core banking system in January 2020.

Inteligo’s efficiency ratio is calculated by dividing salaries and employee benefits plus administrative expenses plus depreciation and amortization by net interest and similar income plus net fee income from financial services plus other income. Our wealth management segment’s efficiency ratio improved from 37.3% for the year ended December 31, 2019 to 33.3% for the year ended December 31, 2020, mainly due to higher net interest income and other income, despite the slight increase in expenses.

Financial Condition as of December 31, 2019 Compared to December 31, 2018

The following table sets forth the principal components of our consolidated statement of financial position as of December 31, 2019 and December 31, 2018.

	As of December 31, 2019(1)	As of December 31, 2018(1)	Change
	(S/ in millions)		(S/in millions)%
Assets
Cash, due from banks and inter-banks funds	11,213.9	8,875.4	2,338.4	26.3%
Financial investments	19,072.7	17,629.4	1,443.3	8.2%
Loans, net of unearned interest	38,531.6	34,325.7	4,205.9	12.3%
Impairment allowance for loans	(1,394.8)	(1,364.8)	(30.0)	2.2%
Investment property	972.1	986.5	(14.4)	(1.5)%
Property, furniture and equipment, net	950.9	622.5	328.4	52.8%
Intangibles and goodwill, net	979.3	954.5	24.7	2.6%
Other assets	1,236.5	1,715.0	(478.5)	(27.9)%

Total assets	71,562.3	63,744.4	7,817.9	12.3%

Liabilities and equity
Deposits and obligations	38,093.2	33,682.0	4,411.3	13.1%
Due to banks and correspondents and inter-bank funds	4,148.8	4,293.4	(144.6)	(3.4)%
Bonds, notes and other obligations	6,890.3	6,496.8	393.5	6.1%
Insurance contract liabilities	11,426.6	10,350.7	1,076.0	10.4%
Other liabilities	2,099.9	1,833.2	266.7	14.6%

Total liabilities	62,658.8	56,655.9	6,002.9	10.6%

Equity, net
Equity attributable to IFS’s shareholders	8,856.9	7,048.1	1,808.8	25.7%
Non-controlling interest	46.6	40.4	6.2	15.3%

Total equity, net	8,903.4	7,088.5	1,815.0	25.6%

Total liabilities and equity net	71,562.3	63,744.4	7,817.9	12.3%

(1)

In our consolidated financial statements as of December 31, 2020, balances related to the product “Renta Particular Plus – Vitalicio” (formerly recorded as a financial product) were reclassified to insurance accounts and the product was recognized as an insurance product. The accounting balances as of December 31, 2019 and 2018 have been reclassified for comparative purposes, as described in Note 3.4(ah) to our audited annual consolidated financial statements.

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

Our liabilities reached S/62.7 billion as of December 31, 2019, a 10.6% increase from S/56.7 billion as of December 31, 2018. This was mainly driven by increases of 13.1% and 10.4% in deposits and obligations and insurance contract liabilities, respectively. Growth in deposits and other obligations was mostly explained by higher institutional, retail and commercial deposits at Interbank, while the increase in insurance contract liabilities was due to higher growth in annuities.

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

Results of Operations for the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

The following table sets forth the principal components of our consolidated profit for the years ended December 31, 2019 and 2018.

	For the year ended December 31,
	2019(1)	2018(1)	Change
	(S/ in millions)		(S/ in millions)%
Interest and similar income	4,847.2	4,321.3	525.9	12.2%
Interest and similar expenses	(1,424.0)	(1,177.3)	(246.7)	21.0%
Net interest and similar income	3,423.3	3,144.0	279.3	8.9%
Impairment loss on loans, net of recoveries	(750.8)	(660.1)	(90.7)	13.7%
Recovery (loss) due to impairment of financial investments	(6.8)	13.1	(19.9)	N/M
Net interest and similar income after impairment loss	2,665.7	2,497.0	168.7	6.8%
Fee income from financial services, net	925.9	874.4	51.5	5.9%
Other income	592.1	408.7	183.4	44.9%

Total net premiums earned minus claims and benefits	(279.6)	(400.8)	121.1	(30.2)%

Total other expenses	(1,978.3)	(1,837.5)	(140.8)	7.7%

Income before translation result and income tax	1,925.7	1,541.9	383.8	24.9%
Translation result	17.8	(35.0)	52.8	(150.8)%
Income Tax	(493.3)	(415.5)	(77.8)	18.7%
Net profit for the year	1,450.1	1,091.4	358.7	32.9%
Attributable profit to:
IFS’ shareholders	1,441.3	1,084.3	357.0	32.9%
Non-controlling interest	8.9	7.1	1.7	24.5%

(1)

In our consolidated financial statements as of December 31, 2020, balances related to the product “Renta Particular Plus – Vitalicio” (formerly recorded as a financial product) were reclassified to insurance accounts and the product was recognized as an insurance product. The accounting balances as of December 31, 2019 and 2018 have been reclassified for comparative purposes, as described in Note 3.4(ah) to our audited annual consolidated financial statements.

Our net profit was S/1,450.1 million for the year ended December 31, 2019, a 32.9% increase as compared to 2018. The higher profits were mainly driven by increases of S/279.3 million in net interest and similar income, S/183.4 million in other income, S/51.5 million in net fee income from financial services, and S/121.1 million in total premiums earned less claims and benefits, primarily reflecting the recognition in 2018 of the S/144.8 million non-recurring negative impact due to the change in mortality tables, which effect was not present for the year ended December 31, 2019. These results were partially offset by increases of S/140.8 million in other expenses and S/90.7 million in impairment loss on loans, net of recoveries.

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

The increase in total premiums earned less claims and benefits mainly due to a decrease of S/93.5 million in adjustment of technical reserves, higher net premiums and lower net claims and benefits incurred.

The increase in other expenses is mainly due to increases in (i) depreciation and amortization charges due to the implementation of IFRS 16, (ii) salaries and employee benefits at Interbank and (iii) general expenses at Interseguro.

Our ROE was 18.3% in 2019, higher than the 16.6% reported in 2018, mainly due to increases in net interest and similar income and in other income.

Results of Operations by Segment

The following table presents an overview of certain consolidated income statement data for each of our segments for the years ended December 31, 2019 and 2018.

	Banking		Insurance		Wealth management		Holding and eliminations		Consolidated
	2019	2018	2019(1)	2018(1)	2019	2018	2019	2018	2019	2018
	(S/ in millions)
Interest and similar income	4,074.0	3,559.1	612.5	611.0	168.0	154.1	(7.3)	(2.9)	4,847.2	4,321.3
Interest and similar expenses	(1,290.1)	(1,067.7)	(72.5)	(61.1)	(61.5)	(44.1)	0.0	(4.4)	(1,424.0)	(1,177.3)

Net interest and similar income	2,783.9	2,491.4	540.1	549.9	106.5	110.0	(7.3)	(7.3)	3,423.3	3,144.0
Impairment loss on loans, net of recoveries	(750.8)	(660.9)	—	—	(0.0)	0.8	—	—	(750.8)	(660.1)
Recovery (loss) due to impairment of financial investments	0.0	(0.1)	(6.2)	11.3	(0.7)	1.8	—	—	(6.8)	13.1

Net interest and similar income after impairment loss	2,033.2	1,830.5	533.9	561.3	105.8	112.6	(7.3)	(7.3)	2,665.7	2,497.0
Fee income from financial services, net	827.1	759.5	(4.0)	(4.6)	164.3	164.2	(61.5)	(44.7)	925.9	874.4
Other income	434.3	309.7	169.0	67.6	58.4	33.2	(69.7)	(1.9)	592.1	408.7

Total net premiums earned minus claims and benefits	—	—	(279.6)	(400.8)	—	—	(0.0)	—	(279.6)	(400.8)

Total other expenses	(1,611.5)	(1,502.7)	(298.7)	(273.7)	(123.3)	(106.5)	55.3	45.4	(1,978.3)	(1,837.5)

Income (loss) before translation result and income tax	1,683.1	1,397.0	120.6	(50.1)	205.3	203.5	(83.2)	(8.5)	1,925.7	1,541.9
Translation result	(5.6)	(10.2)	9.8	(11.4)	1.4	(0.2)	12.1	(13.2)	17.8	(35.0)
Income tax	(449.0)	(375.9)	—	—	(6.4)	(5.7)	(38.0)	(33.9)	(493.3)	(415.5)

Net profit (loss) for the year	1,228.5	1,010.9	130.4	(61.5)	200.3	197.5	(109.1)	(55.6)	1,450.1	1,091.4

Attributable to:	—	—	—	—	—	—	—	—	—	—
IFS’ shareholders	1,228.5	1,010.9	130.4	(61.5)	200.3	197.5	(117.9)	(62.7)	1,441.3	1,084.3
Non-controlling interest	—	—	—	—	—	—	8.9	7.1	8.9	7.1

(1)

In our consolidated financial statements as of December 31, 2020, balances related to the product “Renta Particular Plus – Vitalicio” (formerly recorded as a financial product) were reclassified to insurance accounts and the product was recognized as an insurance product. The accounting balances as of December 31, 2019 and 2018 have been reclassified for comparative purposes, as described in Note 3.4(ah) to our audited annual consolidated financial statements.

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

Interbank’s ROE, excluding the gain on the sale of Interfondos and the non-recurring impact of the liability management transactions, as presented in “Item 4. Information on the Company—Business Overview—Non-GAAP Financial Measures”, was 21.3% for the year ended December 31, 2019, higher than the 20.2% recorded in the year ended December 31, 2018.

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

Interest on due from banks and inter-bank funds grew by S/60.3 million, or 127.7%, a 60 basis points increase in the nominal average rate and a 10.5% increase in the average volume. The increase in the nominal average rate, from 0.5% in 2018 to 1.1% in 2019, was due to improved returns on reserve funds, inter-bank funds and deposits, in each case, at the Central Reserve Bank of Peru. The increase in the average volume was mainly due to higher balances of reserve funds and deposits at the Central Reserve Bank of Peru, partially offset by lower restricted funds associated with repo transactions with the Central Bank, as well as a reduction in inter-bank funds.

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

Interest on bonds, notes and other obligations increased mainly due to two bond issuances in the international market in September 2019, for S/312 million and U.S.$ 400 million, both due in October 2026, in addition to other two issuances in the local market in March 2019 of: (i) S/150 million in certificates of deposit due March 2020, and (ii) S/150 million in corporate bonds due March 2029. In addition, these expenses also increased due to the exercise of the option to redeem the outstanding 5.75% Senior Notes due 2020 which resulted in a non-recurring expense of S/42.3 million before taxes (or S/29.0 million after taxes) given that the bonds were trading above their par value. See Note 13(f) to our audited annual consolidated financial statements.

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

	For the year ended December 31,
	2019	2018	Change
	(S/ in millions)		(S/ in millions)%
Impairment loss on loans, net of recoveries	(750.8)	(660.9)	(89.9)	13.6%
Past-due loan ratio (at period end)	2.6%	2.6%
Provision expense as a percentage of average total loans	2.2%	2.2%
Coverage ratio	117.7%	130.4%
Impairment allowance for loans	1,394.7	1,364.7

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

Interbank’s coverage ratio for the year ended December 31, 2019 decreased to 117.7% from 130.4% as of the year ended December 31, 2018, as a result of higher balances of loans classified as Stage 3 and refinanced. For 2018 and 2019, the ratio is defined as impairment allowance for loan losses divided by the sum of Exposure at Default in Stage 3 and refinanced loans.

Fee Income from Financial Services, Net

The following table presents the components of fee income from financial services, net for our banking segment for the years ended December 31, 2019 and 2018.

	For the year ended December 31,
	2019	2018	Change
	(S/ in millions)		(S/ in millions	%
Income
Maintenance and mailing of accounts, transfer fees and commissions on credit and debit card	648.4	620.6	27.7	4.5%
Commissions for banking services	329.4	316.5	12.9	4.1%
Fees from indirect loans	56.2	61.8	(5.6)	(9.1)%
Collection services fees	41.3	37.3	4.0	10.8%
Others	39.3	30.0	9.3	31.0%

Total	1,114.6	1,066.3	48.4	4.5%

Expenses
Credit cards	(119.6)	(103.6)	(16.0)	15.4%
Debtor’s life insurance premiums	(99.7)	(143.4)	43.7	(30.5)%
Fees paid to foreign banks	(17.2)	(15.3)	(1.8)	12.1%
Others	(51.1)	(44.4)	(6.7)	15.1%

Total	(287.5)	(306.7)	19.2	(6.3)%

Net	827.1	759.5	67.5	8.9%

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

The main factors that contributed to this result were the S/121.2 million increase in total premiums earned minus claims and benefits and the S/101.4 million increase in other income. The increase in total premiums earned minus claims and benefits was mainly due to a one-time adjustment of S/144.8 million in technical reserves in 2018, as a result of the full adoption of new mortality tables, which impact was not present in 2019. These results were partially offset by a S/25.0 million increase in other expenses, as well as a S/17.5 million increase due to impairment of financial investments.

Net Interest and Similar Income

The following table presents the components of net interest and similar income for our insurance segment for the years ended December 31, 2019 and 2018.

	For the year ended December 31,
	2019	2018	Change
	(S/ in millions)		(S/ in millions)%
Interest and similar income	612.5	611.0	1.6	0.3%
Interest and similar expense	(72.5)	(61.1)	(11.4)	18.7%

Net interest and similar income	540.1	549.9	(9.9)	(1.8)%

Net interest and similar income decreased 1.8% mainly due to a S/11.4 million increase in interest and similar expenses primarily as a result of higher interest due to banks and correspondents, which decrease was partially offset by a S/1.6 million increase in interest and similar income.

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

	For the year ended December 31,
	2019	2018	Change
	(S/ in millions)		(S/ in millions)%
Premiums assumed	702.5	798.5	(96.0)	(12.0)%
Premiums ceded to reinsurers	(13.2)	(116.7)	103.5	(88.7)%
Adjustment of technical reserves	(268.7)	(362.2)	93.5	(25.8)%
Net claims and benefits incurred for life insurance contracts and others	(700.3)	(720.3)	20.1	(2.8)%

Total net premiums earned minus claims and benefits	(279.6)	(400.8)	121.1	(30.2)%

Total net premiums earned minus claims and benefits increased S/121.1 million, mainly due to a S/93.5 million decrease in adjustment of technical reserves, in addition to higher net premiums and lower net claims and benefits incurred. The decrease in the adjustment of technical reserves for annuities reflects the impact of a one-time adjustment of S/144.8 million in 2018, which was not present in 2019.

Net Premiums

Net premiums represent the difference between premiums assumed and premiums ceded to reinsurers. The following table presents net premiums by business line for our insurance segment for the years ended December 31, 2019 and 2018.

	For the year ended December 31,
	2019	2018	Change
	(S/ in millions)		(S/ in millions)%
Annuities(1)	324.7	353.8	(29.2)	(8.2)%
Individual Life	131.4	126.7	4.7	3.7%
Retail Insurance	233.3	201.2	32.1	15.9%
Credit Life Insurance	130.7	105.1	25.6	24.4%
Mandatory Traffic Accident (SOAT)	40.7	33.6	7.1	21.1%
Card Protection	46.0	42.3	3.7	8.7%
Others	15.9	20.3	(4.4)	(21.4)%
Net Premiums(2)	689.4	681.8	7.5	1.1%

(1)	Annuities include premiums from pension-related insurance (disability and survivorship).
(2)	Temporary Private Annuities are not included as premiums assumed. Net premiums are premiums assumed net of premiums ceded.

Net premiums increased 1.1% mainly due to a S/32.1 million increase in retail insurance and a S/4.7 million increase in individual life insurance, partially offset by a decrease of S/29.2 million in annuities. The decrease in annuities is net of a S/46.1 million decrease in disability and survivorship, associated with Seguros Sura’s disability and survivorship contract that expired in December 2018.

Adjustment of Technical Reserves

The following table presents adjustment of technical reserves by business line for our insurance segment for the years ended December 31, 2019 and 2018.

	For the year ended December 31,
	2019	2018	Change
	(S/ in millions)		(S/ in millions)%
Annuities	(180.7)	(317.1)	136.4	(43.0)%
Individual Life	(82.3)	(40.9)	(41.4)	N/M
Retail Insurance	(5.7)	(4.2)	(1.5)	34.3%
Adjustment of technical reserves	(268.7)	(362.2)	93.5	(25.8)%

Adjustment of technical reserves decreased 25.8% mainly due to a S/136.4 million decrease in annuities, partially offset by a S/41.4 million increase in individual life and a S/1.5 million increase in retail insurance. The decrease in the adjustment of technical reserves for annuities reflects the impact of a one-time adjustment of S/144.8 million in 2018, which was not present in 2019.

Net Claims and Benefits Incurred for Life Insurance Contracts and Others

The following table presents net claims and benefits incurred for life insurance contracts and others by business line for our insurance segment for the year ended December 31, 2019 and 2018.

	For the year ended December 31,
	2019	2018	Change
	(S/ in millions)		(S/ in millions)%
Annuities(1)	(630.5)	(650.4)	19.9	(3.1)%
Individual Life	(4.9)	(6.1)	1.2	(20.6)%
Retail Insurance	(64.9)	(63.8)	(1.1)	1.7%
Credit Life Insurance	(41.5)	(45.0)	3.5	(7.8)%
Mandatory Traffic Accident (SOAT)	(17.2)	(14.3)	(2.9)	20.5%
Card Protection	(2.1)	(1.5)	(0.6)	40.6%
Others	(4.1)	(3.1)	(1.0)	34.9%
Net claims and benefits incurred(2)	(700.3)	(720.3)	20.1	(2.8)%

(1)	Annuities include claims from pension-related insurance (disability and survivorship).
(2)	Temporary Private Annuities are not included as benefits incurred.

Net claims and benefits incurred for life insurance contracts and others decreased 2.8% mainly due to a S/19.9 million decrease in annuity benefits. Lower annuity benefits were the result of an S/48.5 million decrease in disability and survivorship claims, associated with Seguros Sura’s disability and survivorship contract expiration in December 2018, net of a S/28.6 million increase in annuities.

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

Inteligo’s ROE was 24.7% for the year ended December 31, 2019, lower than the 25.7% registered for the year ended December 31, 2018. This was mainly attributable to a lower net profit due to the impact of the amortization of assets related to the acquisition of Interfondos at the beginning of 2019, in addition to a higher shareholders’ equity due to an increase in retained earnings. Excluding the previously mentioned asset amortization, net profit was S/205.6 million and ROE was 25.3% in 2019.

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

B.	Liquidity and Capital Resources

Our primary source of liquidity is dividends received from our subsidiaries and an issuance of senior debt and our primary use of funds is the payment of dividends to our shareholders and interest payments associated with the indebtedness described below.

As of December 31, 2020, our outstanding indebtedness included the following:

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

Interbank

The following table presents Interbank’s primary sources of funds as of December 31, 2020 and December 31, 2019:

	As of December 31, 2020	As of December 31, 2019	Change
	(S/ in millions)		(S/ in millions)%
Total deposits and obligations	44,576.8	35,577.8	8,999.1	25.3%
Due to banks and correspondents and inter-bank funds	9,388.1	3,831.4	5,556.7	145.0%
Bonds, notes and other obligations	6,491.9	5,805.5	686.4	11.8%

Total	60,456.9	45,214.6	15,242.2	33.7%

In our banking segment, our primary sources of funds have traditionally consisted of deposits and obligations, which amounted to S/44,576.8 million as of December 31, 2020. Interbank’s deposits include retail and commercial deposits, generated mainly through its financial stores distribution network, and its relationships with commercial clients.

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

Amounts due to banks and correspondents of Interbank (including both short and long-term amounts) increased S/5,556.7 million, or 145.0%, to S/9,388.1 million as of December 31, 2020 from S/3,831.4 million as of December 31, 2019, as a result of inflows of long-term debt provided by the Central Bank, associated with the bank’s active involvement in the auctions of funds for the Reactiva Peru Program.

Interbank has issued senior, senior-subordinated, junior-subordinated, mortgage and leasing bonds in the Peruvian and international capital markets.

Outstanding Indebtedness of Interbank

As of December 31, 2020, Interbank’s outstanding indebtedness included the following:

•	U.S.$300.0 million aggregate principal amount of 6.625% subordinated notes due 2029 issued by Interbank on March 18, 2014.

•

U.S.$200.0 million aggregate principal amount of 3.375% senior notes due 2023 (the “2023 notes”) issued by Interbank on January 18, 2018. Interbank executed an exchange offer that resulted in a further issuance of U.S.$ 284.9 million of its 2023 notes. The total aggregate amount is U.S.$ 484.9 million as of December 31, 2020. Furthermore, the exchange did not generate a substantial change in the terms and conditions of the financial liability; therefore, no new financial obligation was recognized. The transactional costs associated with these exchanged bonds will continue to be amortized based on the new issuance schedule.

•

U.S.$400.0 million principal amount of 3.250% senior notes due 2026 issued by Interbank on October 4, 2019, in connection with a tender offer for its 5.750% senior notes due 2020. Following the tender offer, Interbank redeemed the remaining 5.750% senior notes due 2020.

•	S/312.0 million principal amount of 5.000% senior notes due 2026 issued by Interbank on October 1, 2019.

•	U.S.$300.0 million aggregate principal amount of 4.000% subordinated notes due 2030 issued by Interbank on July 8, 2020.

•

U.S.$35.0 million loan under a credit facility agreement between Interbank and Development Bank of Latin America – CAF dated as of March 2020. The credit facility agreement includes standard clauses regarding the compliance of financial ratios and other administrative matters, as described in our audited financial statements and related notes.

Additionally, the following represent individual amounts of local debt from a total amount of U.S.$201.3 million, which includes local subordinated bonds of S/579.0 million (U.S.$159.9 million) which qualify as second tier equity (“Tier 2”) in the determination of the regulatory capital, according to SBS, S/150.0 million (U.S.$41.4 million) of local corporate inflation-linked bonds at the nominal exchange rate of S/3.621 as of December 31, 2020.

These bonds do not have specific guarantees:

•

S/110.0 million aggregate principal amount of VAC + 3.50% -subordinated inflation-linked notes due 2023 issued by Interbank on September 10, 2008. The issuance does not have specific guarantees and, according to SBS regulation, qualify as Tier 2 in the determination of the regulatory capital, as described in our audited financial statements and related notes.

•

S/137.9 million aggregate principal amount of 6.91% fixed rate subordinated notes due 2022 issued by Interbank on June 25, 2012. The issuance does not have specific guarantees and, according to SBS regulation, qualify as Tier 2 in the determination of the regulatory capital, as described in our audited financial statements and related notes.

•

S/150.0 million aggregate principal amount of 5.81% fixed rate subordinated notes due 2023 issued by Interbank on January 11, 2013. The issuance does not have specific guarantees and, according to SBS regulation, qualify as Tier 2 in the determination of the regulatory capital, as described in our audited financial statements and related notes.

•

U.S.$50.0 million aggregate principal amount of 7.50% fixed rate subordinated notes due 2023 issued by Interbank on December 13, 2013. The issuance does not have specific guarantees and, according to SBS regulation, qualify as Tier 2 in the determination of the regulatory capital, as described in our audited financial statements and related notes.

•

S/150.0 million aggregate principal amount of VAC + 3.41% corporate inflation-linked bonds due 2029 issued by Interbank on March 26, 2019, as described in our audited financial statements and related notes.

Additional outstanding indebtedness is mainly related to short term bank facilities for working capital and general purposes.

As of the date of this Annual Report on Form 20-F, Interbank complies with all the covenants described above and not subject to any other such obligations.

Interseguro

Interseguro’s primary source of funds is premiums collected, carry from fixed income investments, dividends on equity investments and real estate leases.

Interseguro has issued subordinated bonds in the Peruvian market. As of December 31, 2020, Interseguro had S/235.4 million in bonds outstanding as compared to S/132.6 million for 2019. Additionally, Interseguro works with credit lines for promissory notes and letters of guarantee. As of December 31, 2020, the outstanding balance for lines with Banco de Crédito del Peru and Interbank was U.S.$4.0 million and U.S.$28.1 million, respectively.

Inteligo

The following table presents Inteligo’s primary sources of funds as of December 31, 2020 and as of December 31, 2019:

	As of December 31, 2020	As of December 31, 2019	Change
	(S/ in millions)		(S/ in millions)%
Total deposits and obligations	2,855.5	2,878.5	(23.0)	(0.8)%
Due to banks and correspondents and inter-bank funds	300.6	315.3	(14.7)	(4.7)%

Total	3,156.1	3,193.9	(37.8)	(1.2)%

In our wealth management segment, the primary source of funds has consisted of deposits and obligations, which amounted to S/2,855.5 million as of December 31, 2020. Inteligo Bank’s deposits are retail deposits, from its private wealth clients. Retail deposits provide Inteligo with a low-cost, diverse and stable source of funding. Amounts due to banks and correspondents consist of the credit facilities provided to Inteligo Bank.

Deposits and obligations decreased S/23.0 million or 0.8% as of December 31, 2020 from December 31, 2019 as a result of a S/307.8 million decrease in interest bearing deposits. Funds due to banks and correspondents decreased slightly from S/315.3 million as of December 31, 2019 to S/300.6 million as of December 31, 2020.

Outstanding Indebtedness of Inteligo

As of December 31, 2020, Inteligo’s outstanding indebtedness included the following:

•

U.S.$60.0 million loan under a Lombard credit facility between Inteligo Bank and Credit Suisse AG. The framework agreement for the facility includes standard clauses regarding eligible collateral, compliance with covenants and other administrative matters.

•	U.S.$23.0 million loan under a credit facility between Inteligo Bank and Banque J. Safra Sarasin SA. The credit agreement includes standard clauses regarding eligible collateral.

Regulatory Capital

We are not required to establish a regulatory capital for statutory purposes. However, Interbank and Interseguro are required to maintain minimum regulatory capital pursuant to guidelines issued by the SBS, and Inteligo Bank is required to maintain minimum regulatory capital pursuant to guidelines issued by the Central Bank of The Bahamas.

Interbank

As of December 31, 2020, the minimum regulatory capital as a percentage of risk-weighted assets for Interbank was 10.7% and its ratio of regulatory capital to total risk weighted assets was 17.0%, the highest among the four largest banks in Peru, according to the SBS. As of December 31, 2019, the minimum regulatory capital as a percentage of risk-weighted assets for Interbank was 11.6% and its ratio of regulatory capital to total risk weighted assets was 15.2%, the highest among the four largest banks in Peru, according to the SBS. As of December 31, 2018, the minimum regulatory capital as a percentage of risk-weighted assets for Interbank was 11.7%. As of December 31, 2018, Interbank’s ratio of regulatory capital to total risk weighted assets was 15.8%, the highest among the four largest banks in Peru. See Note 16(f) to our audited annual consolidated financial statements and “Item 4. Information on the Company—Business Overview—Regulation and Supervision” section in Annual Report on Form 20-F for a discussion of regulatory capital requirements applicable to Interbank.

The following tables present Interbank’s regulatory capital as of December 31, 2020, 2019 and 2018, in accordance with SBS GAAP, as required by the Peruvian Banking and Insurance Law.

	As of December 31, 2020	As of December 31, 2019	Change
	(S/ in (millions)		(S/ in millions)%
Paid-in-capital	4,723.4	3,937.5	785.9	20. %
Legal and special reserves	1,019.5	898.5	120.9	13.5%
Treasury stock	(33.9)	(33.9)	—	0.0%
Earnings pending capitalization(1)	231.9	467.6	(235.7)	(50.4)%
Unrealized gains in investments available-for-sale	—	—	—	0.0%
Subordinated bonds	—	464.0	(464.0)	(100.0)%

	As of December 31, 2020	As of December 31, 2019	Change
	(S/ in (millions)		(S/ in millions)%
Shares of IFS(2)	(1.1)	—	(1.1)	N/M
Others	(9.0)	(11.9)	2.9	(24.0)%

Total Tier I	5,930.7	5,721.7	209.0	3.7%

Subordinated bonds	2,393.5	1,527.1	866.4	56.7%
Generic allowances for loan losses	428.1	442.4	(14.3)	(3.2)%
Shares of IFS(2)	(1.1)	—	(1.1)	N/M
Others	(9.0)	(11.9)	2.9	(24.0)%

Total Tier 2	2,811.5	1,957.6	853.9	43.6%

Total Regulatory Capital	8,742.1	7,679.3	1,062.8	13,8%

Risk-weighted assets	51,451.8	50,673.8	778.0	1.5%
Regulatory capital as a percentage of risk-weighted assets	17.0%	15.2%

(1)	Corresponds to retained earnings to be capitalized as directed by the board of directors.
(2)	Corresponds to 19,324 IFS shares held by Interbank as of December 31, 2020.

	As of December 31, 2019	As of December 31, 2018	Change
	(S/ in (millions)		(S/ in millions)%
Paid-in-capital	3,937.5	3,470.4	467.0	13.5%
Legal and special reserves	898.5	794.8	103.8	13.1%
Treasury stock	(33.9)	(33.9)	—	0.0%
Earnings pending capitalization(1)	467.6	400.0	67.6	16.9%
Unrealized gains in investments available-for-sale	—	—	—	0.0%
Subordinated bonds	464.0	539.7	(75.7)	(14.0)%
Shares of IFS(2)	—	(94.8)	94.8	(100.0)%
Others	(11.9)	(34.1)	22.2	(65.1)%

Total Tier I	5,721.7	5,042.0	679.7	13.5%

Subordinated bonds	1,527.1	1,682.6	(155.5)	(9.2)%
Generic allowances for loan losses	442.4	411.7	30.7	7.5%
Shares of IFS(2)	—	(94.8)	94.8	(100.0)%
Others	(11.9)	(34.1)	22.2	(65.1)%

Total Tier 2	1,957.6	1,965.3	(7.8)	(0.4)%

Total Regulatory Capital	7,679.3	7,007.4	671.9	9.6%

Risk-weighted assets	50,673.8	44,391.0	6,282.8	14.2%
Regulatory capital as a percentage of risk-weighted assets	15.2%	15.8%

(1)	Corresponds to retained earnings to be capitalized as directed by the board of directors.
(2)	Corresponds to 1,986,233 IFS shares held by Interbank as of December 31, 2018.

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

The following tables present Interseguro’s solvency ratio as of December 31, 2020, 2019 and 2018 in accordance with SBS GAAP as required by the Peruvian Banking and Insurance Law. Seguros Sura is presented stand alone in the relevant table below as the merger with Interseguro did not take place until March 2018 and until that time, it was separately reporting to the SBS.

	As of December 31, 2020	As of December 31, 2019	Change
	(S/ in millions)		(S/ in millions)%
Regulatory capital	1,359.4	1,106.6	252.8	22.8%
Less:
Solvency equity (solvency margin)(1)	607.8	567.3	40.5	7.1%
Guarantee fund(2)	212.7	198.6	14.2	7.1%
Required capital	820.6	765.9	54.7	7.1%

Surplus	538.8	340.7	198.1	58.2%
Solvency Ratio(3)	165.7%	144.5%

	As of December 31, 2019	As of December 31, 2018	Change
	(S/ in millions)		(S/ in millions)%
Regulatory capital	1,106.6	1,042.7	63.9	6.1%
Less:
Solvency equity (solvency margin)(1)	567.3	559.9	7.4	1.3%
Guarantee fund(2)	198.6	196.0	2.6	1.3%
Required capital	765.9	755.9	10.0	1.3%

Surplus	340.7	286.8	53.9	18.8%
Solvency Ratio(3)	144.5%	137.9%

(1)	Corresponds to an amount determined by the level of risk and the risk profile assumed by an insurance company in Peru in accordance with SBS regulations.
(2)	Equal to 35% of solvency margin.
(3)

Solvency ratio for Interseguro is calculated in accordance with SBS guidelines. See “Item 4. Information on the Company—Business Overview—Regulation and Supervision—Insurance Regulation and Supervision—Solvency Requirements and Regulatory Capital”.

Inteligo Bank

The following tables present Inteligo Bank’s risk-weighted assets and regulatory capital as a percentage of risk-weighted assets as of December 31, 2020, 2019 and 2018, respectively.

As of December 31, 2020	As of December 31, 2019	Change
(U.S. $/ in millions)	(S/ in millions)%
Total eligible capital	270.7	238.3	32.4	13.6%
Total risk-weighted assets	953.0	964.2	(11.1)	(1.2)%

Capital ratio	28.4%	24.7%

	As of December 31, 2019	As of December 31, 2018	Change
	(U.S. $/ in millions)		(S/ in millions)%
Total eligible capital	238.3	217.0	21.3	9.8%
Total risk-weighted assets	964.2	850.1	114.1	13.4%

Capital ratio	24.7%	25.5%

Banking regulations on capital adequacy in The Bahamas take into account the recommendations of the Basel I Committee. The Central Bank of The Bahamas implemented Basel III requirements regarding capital adequacy in 2016. Its guidelines for the management of capital provide that Inteligo’s regulatory capital must be equal to or greater than 8.0% of its total risk-weighted assets. Risk-weighted assets are the sum of (i) the total amount of credit risk weighted assets and indirect loans, (ii) 10 times the regulatory capital allocated to cover market risk, only if the bank’s market risk position is higher than (a) 5% of the total on- and off-balance sheet assets, or (b) U.S.$100 million, and (iii) 12.5 times the regulatory capital allocated to cover operational risk. As of December 31, 2020, Inteligo Bank’s ratio of regulatory capital to total risk-weighted assets was 28.4%. In November 2020, the Central Bank of The Bahamas released a draft of The Bahamas Capital Regulations and reforms to the Guidelines for the Management of Capital and the Calculation of Capital Adequacy, which is currently going through a consultation period. The Bahamas Capital Regulations include changes to the methodology for the calculation of Risk-weighted Assets and Tier 1 Capital that could adversely impact Inteligo Bank’s capital adequacy ratio. Currently, a date has not been defined for the implementation of these regulations. In 2018, the Central Bank of The Bahamas published two discussion papers focused on Minimum Disclosures (Pillar III of the Basel II framework) and the Net Stable Funding Ratio and the Liquidity Coverage Ratio (main components of Basel III).

In Peru, Inteligo SAB is regulated by the SMV, which is responsible for determining the minimum capital requirement for the companies under its supervision. As of December 31, 2020, the capital requirement for brokerage houses is the sum of (i) the minimum regulatory capital required of S/2.0 million; and (ii) the regulatory capital allocated to cover operational risks. As of December 31, 2020, Inteligo SAB held capital exceeding S/12.1 million.

Commitments and Contractual Obligations

For a description of our commitments and contractual obligations, see “Item 5. Operating and Financial Review and Prospects—Tabular disclosure of contractual obligations”.

Capital Expenditures Program

We have made significant investments and in particular, in our banking segment. Interbank has made substantial investments in recent years targeting both digital and physical infrastructure. Some of the key investments include:

•	significant improvements in our digital platform, including new functionalities and a complete new customer interface aimed to enhance user experience, in both retail and commercial segments;

•	building up of data and implementation of tools to improve our CRM and risk analytical capabilities to better understand our customers;

•	strengthening our data center through an outsourcing contract with IBM;

•	the renewal of a large portion of our ATM network to be able to provide new functionalities with an omni-channel approach; and

•	significant improvement of our operational efficiency.

Interbank believes that it has built the foundations to capture current and future market opportunities and continue to grow. It has a capital expenditure plan to ensure the accomplishment of its medium-term strategic plan, as it believes that not only operating efficiency and proximity to its customers, but also digital transformation and innovation, are key competitive advantages.

While we budget for investments across our subsidiaries, Interbank accounts for the substantial majority or our capital expenditures budget. We budget for year long periods. Interbank’s budget for capital expenditures for the next three years is approximately S/736 million. Of this budget, approximately 85.6% is related to information technology expenditures including investments in our digital platform. Some of the key technological expenditures include:

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

Interseguro has invested in technology and projects to support its rapidly expanding operations. It has implemented an operations system in order to support Interseguro’s planned growth in individual life and retail insurance products, a CRM platform, robotic process automation (RPA) to automate processes and look for operational efficiency, in addition to improving such processes and freeing up resources. Interseguro also has introduced its new 100% digital products such as car insurance, travel insurance, vida free and vida cash. Interseguro has also implemented and digitized the process of analysis of needs for life insurance products, which allows the company to issue insurance policies without a physical application form.

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

As of December 31, 2020, we had total assets of S/88.2 billion (approximately U.S.$ 24.4 billion), total gross loans of S/43.1 billion (approximately U.S.$ 11.9 billion), total deposits of S/47.1 billion (approximately U.S.$ 13.0 billion) and shareholders’ equity of S/8.9 billion (approximately U.S.$ 2.5 billion).

Substantially all of our subsidiaries’ operations are conducted in Peru. Accordingly, our results of operations and financial condition are dependent on economic conditions, consumer spending and investment levels in Peru.

In 2020, Peru experienced an 11.1% GDP contraction as a result of the impact of the COVID-19 pandemic, and in particular the impact of the lockdown and mobility restrictions implemented by the Peruvian government to contain the spread of the pandemic, which in turn resulted in (i) lower employment, (ii) postponement of investment projects, and (iii) restricted access to goods and services. As a result of the reductions in private consumption and gross fixed investment, domestic demand decreased 9.8% during the year. The economic impacts of the COVID-19 pandemic were compounded by the slowdown that the Peruvian economy has experienced in recent years, which had already intensified due to several factors, including (i) a strong El Niño phenomenon, which adversely affected agricultural production, transportation services, tourism and commercial activity, and resulted in a 1.5% drop in GDP growth in 2017; (ii) corruption scandals related to the activities of certain Brazilian and Peruvian companies in the construction sector, which resulted in suspension or delay of important infrastructure projects during 2018; and (iii) political turbulence starting in 2018 which led to the resignation or dismissal of three Peruvian presidents and ultimately to the appointment of President Francisco Sagasti on November 17, 2020. President Sagasti’s administration’s priorities have been (i) ensuring economic stability and fiscal balance, (ii) reducing COVID-19 cases and securing the provision of vaccines for Peruvians, and (iii) ensuring that the 2021 presidential and congressional elections take place as scheduled. On April 11, 2021, Peru held its general elections. None of the presidential candidates reached the minimum percentage of votes required in order to be elected in the first round. As a result, a run-off election is scheduled to take place on June 6, 2021 between the two candidates that finished with the highest number of votes: José Pedro Castillo Terrones (Partido Político Nacional Perú Libre), a far-left candidate, and Keiko Sofia Fujimori Higuchi (Fuerza Popular), a center-right candidate.

At IFS and our subsidiaries, we are continuing to manage the impact of the COVID-19 pandemic by taking action across the various levels in the organization to provide continuity and flexibility to our clients. For example:

•

Interbank participates in the Reactiva Peru Program and its clients have been able to request the rescheduling of their debts and postponement of their obligations under different schemes, some of which do not require payment of any additional interest or fees. In addition, Interbank has taken steps to protect its solvency and liquidity positions, by remaining active in the Central Bank’s daily operations and using, renewing external lines of credit with correspondent banks abroad, reducing its 2019 earnings payout ratio from 45% to 25%, fully capitalizing first quarter earnings for 2020, issuing a U.S.$300 million subordinated bond due in 2030 in July 2020, and agreeing to not distribute dividends and instead capitalize all distributable income for the year ended 2020.

•

Interseguro has focused on identifying and reducing potential risks in its portfolio and looking for assets of solid companies with strong credit metrics. As a result of this strategy, the portfolio was rebalanced, which resulted in the sale of positions involving higher risk and the purchase of assets we believe have a safer risk-return profile. In addition, despite the negative impacts of the COVID-19 pandemic in 2020, the real estate portfolio performed well. Most contracts with tenants were renegotiated independently, resulting in arrangements designed to increase payment flexibility and reduce payment defaults. Interseguro also implemented cost control measures resulting in both one-off and ongoing savings to protect net income from potential impairments and increased claims as a result of the impact of higher mortality rates on our life insurance business. Finally, Interseguro is closely monitoring the collection of life insurance premiums and offering rescheduling of payments to life insurance policyholders, while advancing pension payments to annuity clients within the same month during which they were originally due, in order to ensure that the liquidity and security needs of its clients are met.

•

Inteligo deployed its advanced technology to remain close to its clients, ensuring frequent communication and agile execution. Given the economic impact of the pandemic, Inteligo improved liquidity levels and strong capital adequacy ratios have been a business priority.

The following are the most important trends, uncertainties and events that are reasonably likely to affect us or that would cause the financial information disclosed herein not to be indicative of or have a material adverse effect on our future operating results or financial condition:

•	Our businesses and prospects rely on a market-oriented economy, and potential political changes following the upcoming elections may alter the current economic model and business environment.

•	Our subsidiaries are subject to extensive regulation and supervision, and changes in existing regulations or the implementation of future regulations.

•	The adoption of new international banking and insurance guidelines may cause our subsidiaries to require additional capital and could cause their cost of funds to increase.

•	Intense competition from other banking, insurance and financial institutions, and from other players including providers of emerging financial technologies.

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

For more information regarding potential economic or regulatory factors that could affect our result of operations or financial condition, see “Item 3. Key Information—Risk Factors”, “Item 4. Information on the Company—Business Overview—Strategy”, “Item 5. Operating and Financial Review and Prospects—Operating Results” and “Forward-Looking Statements”.

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

Off-Balance Sheet Arrangements as of December 31, 2020 and 2019

The following table presents our consolidated off-balance sheet arrangements as of December 31, 2020 and December 31, 2019.

	As of December 31,
	2020	2019	Change
	(S/ in millions)		(S/ in millions)%
Contingent credits—Indirect loans
Guarantees and standby letters	4,445.1	3,857.8	587.2	15.2%
Import and export letters of credit	166.9	244.1	(77.3)	(31.7)%

	4,611.9	4,102.0	510.0	12.4%

Derivatives—Notional amounts Held for trading
Forward currency contracts—buy	2,317.1	2,993.7	(676.5)	(22.6)%
Forward currency contracts—sell	947.3	5,770.5	(4,823.3)	(83.6)%
Foreign currency forward contracts on currencies other than sol	396.7	525.7	(129.1)	(24.6)%
Interest rate swaps	4,382.5	4,238.1	144.4	3.4%
Currency swaps	2,520.8	1,727.9	792.8	45.9%
Cross currency swap	213.1	195.1	18.1	0.1
Foreign currency options	22.7	22.2	0.5	0.0
Held as hedges Cash flow hedges:
Interest rate swaps	—	298.3	(298.3)	(100,0)%
Cross currency swap	2,140.0	1,958.6	181.4	9.3%

	12,940.2	17,730.0	(4,789.9)	(27.0)%

Responsibilities under credit lines agreements	9,953.6	10,961.5	(1,007.9)	(9.2)%

Total	27,505.7	32,793.5	(5,287.8)	(16.1)%

Guarantees and standby letters increased by S/587.2 million, or 15.2%, from S/3,857.8 million as of December 31, 2019 to S/4,445.1 million as of December 31, 2020. Import and export letters of credit decreased S/77.3 million.

As of December 31, 2020, foreign currency forwards, including purchase and sale agreements decreased S/5,628.9 million from S/9,289.9 million as of December 31, 2019 to S/3,661.1 million as of December 31, 2020. We also use derivative financial instruments as hedges. See Note 10(b) to our audited annual consolidated financial statements for derivative financial instruments valuation.

Responsibilities under credit line agreements decreased S/1,007.9 million for the year ended December 31, 2020, compared to the amount registered as of December 31, 2019. These credit line agreements are cancellable at any time by Interbank.

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

As of December 31, 2019, foreign currency forwards, including purchase and sale agreements increased S/4,112.7 million from S/5,177.2 million as of December 31, 2018 to S/9,289.9 million as of December 31, 2019. We also use derivative financial instruments as hedges. See Note 10(b) to our audited annual consolidated financial statements for derivative financial instruments valuation.

Responsibilities under credit line agreements increased S/1,788.9 million for the year ended December 31, 2019, compared to the amount registered as of December 31, 2018. These credit line agreements are cancellable at any time by Interbank.

F.	Tabular Disclosure of Contractual Obligations

We enter into various commitments and contractual obligations that may require future cash payments. respectively.

The following tables summarize our commitments and contractual obligations as of December 31, 2020 and December 31, 2019:

As of December 31, 2020	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(S/ in millions)
Deposits and obligations	46,337.1	486.4	53.2	272.6	47,149.3
Inter-bank funds	29.0				29.0
Due to banks and correspondents	1,769.4	6,779.6	235.2	876.7	9,660.9
Bonds, notes and other obligations	104.1	2,309.1	—	5,365.5	7,778.8
Due from customers on acceptances	16.3	—	—	—	16.3
Accounts payable, provisions and other liabilities	1,876.4	—	—	—	1,876.4
Lease liabilities	51.1	78.4	36.2	104.0	269.8

Total(1)	50,183.3	9,653.6	324.7	6,618.8	66,780.3

As of December 31, 2019	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(S/ in millions)
Deposits and obligations	37,145.9	746.3	66.4	134.6	38,093.2
Inter-bank funds	169.1	—	—	—	169.1
Due to banks and correspondents	2,666.5	214.8	224.4	873.8	3,979.6
Bonds, notes and other obligations	235.1	136.9	1,988.4	4,529.9	6,890.3
Due from customers on acceptances	139.7	—	—	—	139.7
Accounts payable, provisions and other liabilities	1,706.2	—	—	—	1,706.2
Lease liabilities	66.2	115.5	70.3	89.9	341.8

Total(1)	42,128.8	1,213.6	2,349.4	5,628.2	51,320.0

(1)	For insurance contract liabilities as of December 31, 2020 and 2019, see Note 14 of our audited annual consolidated financial statements.

All contractual obligations included in this table are recognized as liabilities on our consolidated statement of financial position and represent principal payments on an undiscounted basis without including payment of future interest.

G.	Safe Harbor

Not Applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

General

Our business and affairs are managed by our board of directors in accordance with our articles of incorporation and Panamanian corporate law. Our articles of incorporation provide for a board of directors of no less than three members. Our current board of directors is comprised of seven directors and no alternates. The two-year term of our current board of directors will expire in April 2023.

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

Lucía Cayetana Aljovin Gazzani, has served as one of IFS’ directors since her appointment in April 2019 and has been serving as Interbank’s director since July 2018. She has also served as Foreign Affairs Minister, Minister of Energy and Mines and Minister of Social Inclusion. Mrs. Aljovin is the President of the National Fishing Society, Vice President of CONFIEP and Vice President of the Arbitral Tribunal of AMCHAM Perú. Previously, she was a partner at Miranda & Amado law firm, a member of the board of directors of the Lima Stock Exchange and served as director of other Peruvian companies and nonprofit organizations. Mrs. Aljovin received a degree in Law from the Pontificia Universidad Católica del Perú and a master’s degree in business administration from Universidad Adolfo Ibanez of Chile. She has also been a journalist and a professor at several Peruvian universities.

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

Name	Position	Year of Birth	Year Appointed
Luis Felipe Castellanos López Torres	Chief Executive Officer	1970	2013
Gonzalo José Basadre Brazzini	Deputy Chief Executive Officer	1970	2013
Michela Casassa Ramat	Chief Financial Officer	1973	2012
Liliana Elcira Vera Villacorta	Chief Accounting Officer	1974	2006
Juan Antonio Castro Molina	General Counsel	1971	2006
Ernesto Giancarlo Ferrero Merino	Investor Relations Officer	1973	2014
Katia Mercedes Lung Won	Chief Compliance Officer	1968	2016
Peter Roekaert Embrechts	Internal Auditor	1967	2020

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

Peter Roekaert Embrechts was appointed as IFS’ Internal Auditor in June 2020. Since September 2019 Mr. Roekaert has been in charge of SOX and internal control implementation at IFS and subsidiaries. Previously he served as Interbank’s Head of Credit Risk Monitoring and Recovery – Commercial Banking since December 2006. Prior to that he was Deputy Head of Recovery – Commercial Banking since January 2004 and worked at Interbank’s Corporate Banking Division since July 1996. Mr. Roekaert holds a bachelor’s degree in economics from the Universidad del Pacífico, as well as a master’s degree in business administration from the Johnson Graduate School of Management at Cornell University.

Interbank

Board of Directors

Interbank’s board of directors consists of nine members, five of whom are independent. The business address of Interbank’s board of directors is Av. Carlos Villarán, Urbanización Santa Catalina, La Victoria, Lima 13, Peru. The following table sets forth certain information about our directors as of the date of this Annual Report on Form 20-F.

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

Ramón José Vicente Barúa Alzamora, has served as one of Interbank’s directors since 1994. In addition, Mr. Barúa serves as a director of InRetail Pharma, Supermercados Peruanos, Tiendas Peruanas, Homecenters Peruanos, Real Plaza, Universidad Tecnológica del Perú, Financiera OH! S.A.., Inteligo Group and Interseguro. He has also served as director of IFS and Intercorp Perú, and until 2019, he was the Chief Executive Officer of Intercorp Perú. Mr. Barúa received a bachelor’s degree in industrial engineering from the Universidad Nacional de Ingeniería in Lima and a degree in economics from the Université Catholique de Louvain in Belgium.

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

Name	Position	Year of Birth	Year Appointed
Luis Felipe Castellanos López Torres	Chief Executive Officer	1970	2011
Michela Casassa Ramat	Chief Financial Officer	1973	2012
Carlos Tori Grande	Vice President of Retail Banking and Channels	1976	2021
Gabriela Prado Bustamante	Vice President of Risk Management	1970	2008
Víctor Cárcamo Palacios	Vice President of Commercial Banking	1972	2016
César Augusto Andrade Nicoli	Vice President of Operations and Technology	1971	2015
Giorgio Bernasconi Carozzi	Vice President of Capital Markets	1961	2009
Zelma Acosta-Rubio Rodríguez	Vice President of Corporate and Legal Affairs	1965	2007
Julio Del Valle Montero	Manager of Human Resources	1977	2019
Alfonso Díaz Tordoya	Head of Digital Alliances	1979	2021
Diego Velarde Monsalve	Head of Digital Delivery	1987	2020

Luis Felipe Castellanos López Torres, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Executive Officers.”

Michela Casassa Ramat, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Executive Officers.”

Carlos Tori Grande, has served as Interbank’s Executive Vice President of Retail Banking and Channels since March 2021, after serving as Vice President of Retail Banking since December 2016 and as Vice President for Distribution Channels since February 2014. Mr. Tori joined Interbank in 2009 as Head of the Corporate Finance team. Until 2019, Mr. Tori served as a director in several companies related to Interbank, including Interfondos, and Compañía de Servicios Conexos Expressnet S.A.C. Prior to

joining Interbank, Mr. Tori also worked for Citigroup and BankBoston. Prior to 2009, he served as an Investment Banking Associate at Merrill Lynch’s Financial Institutions Group. Mr. Tori received a bachelor’s degree in business administration from Texas A&M University and a master’s degree in business administration from the Amos Tuck School of Business at Dartmouth College.

Gabriela Prado Bustamante, has served as Interbank’s Executive Vice President of Risk Management since July 2008. Previously, Ms. Prado was responsible for Interbank’s Special Asset Management Division. From 2000 to 2004, Ms. Prado served as Manager of Interbank’s Risk Management Division, which is responsible for monitoring customer performance. Prior to joining Interbank, Ms. Prado also worked for Santander’s Risk Management Division. Ms. Prado received a bachelor’s degree in business administration from the Universidad de Lima, and a graduate degree in business administration from the INCAE Business School.

Víctor Cárcamo Palacios, has served as Interbank’s Executive Vice President for Commercial Banking since January 2016. Previously, he served as Head of Corporate Finance and Head of Medium Enterprises Banking at Interbank. He also serves as Director of Intertítulos S.A., a related company of Interbank, and La Fiduciaria S.A. (related under SBS rules). Before joining Interbank, Mr. Cárcamo was the Executive Director of Capital Markets at Banco Santander in Mexico. Mr. Cárcamo holds a bachelor’s degree in economics from the Universidad de Lima and a master’s degree in business administration from the Universidad Adolfo Ibáñez in Chile. Mr. Cárcamo also completed the General Management Program at Harvard Business School.

César Augusto Andrade Nicoli, has served as Interbank’s Executive Vice President of Operations and Technology since May 2015. Before joining Interbank, he served as Director of Sales Strategy at LanChile, and was previously Commercial Vice President at Telefónica Peru. Mr. Andrade holds a bachelor’s degree in economics from the Universidad del Pacífico in Lima, and has a master’s degree in business administration from the Kellogg School of Management.

Giorgio Bernasconi Carozzi, has served as Interbank’s Executive Vice President for Capital Markets since March 2009. Prior to joining Interbank, Mr. Bernasconi served as Director in Strategy and Marketing, Global Markets and Distribution for Latin America and was responsible for Latin American capital markets at BBVA Bancomer in México. From 1997 to 2006, he was the Deputy General Manager for BBVA Banco Continental. He previously served as Treasury Vice President for Citibank Lima. Mr. Bernasconi has a bachelor’s degree in administration from the Pontificia Universidad Católica del Perú.

Zelma Acosta-Rubio Rodríguez, has served as Interbank’s General Counsel and Secretary of the Board of Directors since April 2007, and Executive Vice President of Corporate and Legal Affairs since 2018. Mrs. Acosta-Rubio also serves as Chief Diversity Officer for Intercorp since 2018, as well as a director of several related companies of Interbank, including, La Fiduciaria S.A. (related under SBS rules), Intertitulos S.A. and Compañía de Servicios Conexos Expressnet S.A.C. Before joining Interbank, Mrs. Acosta-Rubio worked at Clifford Chance in London and Milbank, Tweed, Hadley & McCloy in New York. Mrs. Acosta-Rubio received a law degree from the Universidad Católica Andres Bello in Caracas, a master’s degree in comparative jurisprudence from New York University, a master’s degree in international banking law from Morin Center for Banking and Financial Law at Boston University and a master’s degree in business administration from the Management School at Universidad de Piura. Mrs. Acosta-Rubio is admitted to the New York State Bar.

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

Alfonso Díaz Tordoya, has served as Interbank’s Head of Digital Alliances since March 2021, after serving as Vice President of Distribution Channels since December 2016 and as Manager for the Digital Channels Division since May 2013. Mr. Diaz also serves as a director of Interfondos, a subsidiary of Inteligo. Prior to joining Interbank, Mr. Diaz worked in management consulting at A.T. Kearney and in commercial banking at Citigroup Peru. Mr. Diaz is a Licensed Industrial Engineer from Universidad de Lima and a holds a master’s degree in business administration from Harvard Business School.

Diego Velarde Monsalve, has served as Interbank’s Head of Digital Delivery since July 2020, after serving as Manager of Digital Channels since April 2014, when he joined Interbank. He also serves as Director of Compañía de Servicios Conexos Expressnet S.A.C., a related company of Interbank. Previously, he worked as Regional Smartphones Sales Manager and Senior Product Manager at Lenovo, and as Product Manager at Telefonica Peru. Mr. Velarde holds a bachelor’s degree in international business from Florida Atlantic University and a master’s degree in business administration from Duke University.

Interseguro

Board of Directors

Interseguro’s board of directors consists of eight principal members and one alternate member, three of whom are independent. The business address of Interseguro’s board of directors is Avenida Javier Prado Este No. 492, office No. 2601, San Isidro, Lima 27, Peru. The following table sets forth certain information about Interseguro’s directors as of the date of this Annual Report on Form 20-F.

Name	Position	Year of Birth	Year Appointed
Felipe Morris Guerinoni	Chairman	1953	1998
Juan Carlos Vallejo Blanco	Director	1964	2012
Carlos Tomás Rodríguez Pastor Persivale	Director	1959	1998
Ramón José Vicente Barúa Alzamora	Director	1946	2000
Raúl Alberto Francisco Musso Vento(1)	Director	1954	2000
Fernando Martín Zavala Lombardi	Director	1971	2019
Luis Felipe Castellanos López Torres	Director	1970	2019
Guillermo Martínez Barros(1)	Director	1958	2008
Carlos Octavio Saco Vértiz Tudela(1)(2)	Alternate Director for Mr. Guillermo Martínez Barros	1961	2013

(1)	Independent director pursuant to Peruvian regulations.
(2)	Carlos Octavio Saco Vértiz is an alternate director.

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

Raul Alberto Francisco Musso Vento, has served as one of Interseguro’s directors since 2000 and is currently the Chief Executive Officer of Industrias Electro Químicas S.A. Mr. Musso served as a director of Urbi Mercados S.A. from 1999 to 2000, as the General Manager of LP Holding S.A. from 1998-1999 and as the Vice-President of Bankers Trust Company. Mr. Musso received a bachelor’s degree in Economics from the Universidad del Pacífico and a master’s degree in economics from the University of Pittsburgh.

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

Carlos Octavio Saco Vértiz Tudela, has served as an alternate director of Interseguro’s since 2004. Mr. Saco-Vértiz has also served as a director of Financiera OH! S.A., Tiendas Peruanas S.A., Supermercados Peruanos S.A. and Homecenters Peruanos S.A. Mr. Saco-Vértiz received a law degree from the Pontificia Universidad Católica del Perú and graduated from the Senior Management Program (PAD) of the Universidad de Piura.

Executive Officers

The business address of Interseguro’s executive officers is Av. Javier Prado Este No. 492. office No. 2601, San Isidro, Lima 27, Peru. The following table sets forth certain information about Interseguro’s executive officers.

Name	Position	Year of Birth	Year Appointed
Gonzalo José Basadre Brazzini	Chief Executive Officer	1970	2012
Juan Carlos Motta Flores	Vice President, Operations	1963	2011
Patricia Maria Conterno Martinelli	Vice President, Mass Insurance, Digital and Analytics	1980	2018
Glauco Zamarim Variz	Vice President, Information Technology	1981	2019
Juan Pablo Segura Vegas	Vice President, Legal, Administration and Finance	1972	2019
Luciana Camila Olaechea Cadenillas	Vice President, Human Development	1977	2020
Percy Rolando Chávez Castillo	Vice President, Commercial	1971	2020

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

Luciana Camila Olaechea Cadenillas, serves as Interseguro’s Human Development Vice President since March 2020. Previously, Mrs. Olaechea served as Interseguro’s Human Development Manager from April 2019 to February 2020. Before joining Interseguro, she served as Manager of Consulting in Management and Human Development, Human Development Manager of Digital Transformation, and Human Development Manager for Retail Banking at Banco de Crédito del Perú, where remained for 11 years. Mrs. Olaechea holds a bachelor’s degree in psychology from the Universidad de Lima, and a master’s degree in human behavior from the Universidad de Ciencias Aplicadas.

Percy Rolando Chávez Castillo, serves as Interseguro’s Commercial Vice President since November 2020. Before his appointment as Vice President, Mr. Chávez worked as an Annuities Division Manager of Interseguro. He has previously worked in the financial sector, as Territorial Manager of the Commercial Banking Division at Banbif and a Regional Manager for the provincial stores division at Interbank. Mr. Chávez holds a bachelor’s degree in economics from Universidad Nacional de la Plata in Argentina and a master’s degree in marketing intelligence from Escuela Superior de Gestión Comercial y Marketing in Spain.

Inteligo

Board of Directors

Inteligo’s board of directors consists of five members, none of whom are independent. The business address of Inteligo’s board of directors is Calle 50 con Elvira Méndez, Piso 48 (P.H. Tower Financial Center), Panama City, Panama. The following table sets forth certain information about Inteligo’s directors as of the date of this Annual Report on Form 20-F.

Name	Position	Year of Birth	Year Appointed
Roberto Hoyle McCallum	Chairman	1949	2014
Carlos Tomás Rodríguez Pastor Persivale	Director	1959	2007
Ramón José Vicente Barúa Alzamora	Secretary	1946	2006
Fernando Zavala Lombardi	Vice President	1971	2019
Luis Felipe Castellanos	Director	1970	2019
Reynaldo Roisenvit Grancelli	Treasurer	1969	2020

The following sets forth selected biographical information for each of the members of Inteligo’s board of directors.

Roberto Hoyle McCallum, served as Chairman of Inteligo Group since February 2014. He also serves as Chairman of Inteligo Bank Ltd., Chairman of Instituto Cultural Peruano Norteamericano (ICPNA), Director of Inteligo Sociedad Agente de Bolsa S.A., Director of inPeru, Director of Vida Peru, former director and member of the executive committee of Cámara de Comercio de Lima, former Chairman of the Bolsa de Valores de Lima, former Chairman of inPeru and former member of the Executive Committee of FIAB (Federación Iberoamericana de Bolsas). Mr. Hoyle has over 45 years of experience in international banking. He received a bachelor’s degree in business administration and completed the Management Executive Program and the executive master’s degree in business administration of the Universidad de Piura.

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

Fernando Zavala Lombardi, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors”.

Luis Felipe Castellanos, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—General–Executive Officers.”

Reynaldo Roisenvit Grancelli, has served as Inteligo Group’s Chief Executive Officer since February 2014. He also serves as Inteligo USA’s sole Director and Chief Executive Officer and Director of Inteligo Bank since 2003. Mr. Roisenvit is also director of the Lima Stock Exchange, member of the Investment Committee of Interseguro and member of Corporate Governance Committees of Inteligo Bank. He previously served as Chief Executive Officer of Inteligo SAB, Deputy Chief Executive Officer of Inteligo SAB, Chief of Research of Interfip Bolsa, Chief Executive Officer of Interfip Bolsa, Products Manager of Private Banking at Interbank and Portfolio Manager of Global Investment Advisory Group at the Compass Group, in New York. Mr. Roisenvit received a bachelor’s degree in economics from the Universidad de Lima and a master’s degree in business administration from Columbia Business School.

Executive Officers

The business address of Inteligo’s executive officers is Calle 50 con Elvira Méndez, Piso 48 (P.H. Tower Financial Center), Panama City, Panama. The following table sets forth certain information about Inteligo’s executive officers.

Name	Position	Date of Birth	Year Appointed
Reynaldo Roisenvit Grancelli	Chief Executive Officer	1969	2014
Bruno Ferreccio Del Río	Deputy CEO	1976	2017
Victor Vinatea Cámere	Chief Operations Officer	1962	2017
Gianina Gotuzzo Oliva	General Counsel	1975	2017
Daniel Yagui Yoshimoto	Chief Financial Officer	1980	2020

Reynaldo Roisenvit Grancelli, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Inteligo—Board of Directors.”

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

Gianina Gotuzzo Oliva, has served as Inteligo SAB’s General Counsel since 2016 and Inteligo’s General Counsel since 2017. She has also served as General Counsel of InRetail Perú Corp. and Legal Counsel of Intercorp Peru from 2010 to 2016. Mrs. Gotuzzo was previously a Senior Associate of Hernández & Cía. Mrs. Gotuzzo was a professor of corporate law at Pontificia Universidad Católica del Peru for seven years, where she received her law degree in 1999. Mrs. Gotuzzo holds an LL.M. from Cornell University and was admitted to the New York Bar in 2002.

Daniel Yagui Yoshimoto, has served as Chief Financial Officer of Inteligo since August 17, 2020. He has over sixteen years of professional experience in multinational companies, including ten years of experience in financial departments within several industries such as financial services, retail and consumer products, and over five years of experience leading business consulting projects performed in top companies in Peru, Argentina and Colombia. Mr. Yagui holds a master’s degree in finance from Universidad Torcuato Di Tella in Argentina and a master’s degree in business administration from Universidad Adolfo Ibáñez in Chile.

B.	Compensation

Our articles of incorporation provide that our shareholders are responsible for determining the compensation to be paid to members of our board. Consistent with Peruvian law, we do not disclose to our shareholders, or otherwise make public, information regarding the compensation of our executive officers. For the year ended December 31, 2020, aggregate annual compensation to board members of IFS and subsidiaries totalled S/3.7 million. For the year ended December 31, 2020, in the aggregate, the executive officers of IFS and subsidiaries received compensation from us and our subsidiaries of S/21.9 million.

For the year ended December 31, 2020, no amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and officers. None of our directors or any of the directors of our subsidiaries have entered into any service contracts with our company or our subsidiaries providing for benefits upon termination of their employment. As of the year ended December 31, 2020, we have not adopted any executive long-term incentive plan.

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

For more information on board practices, see “Item 6.A. Directors, Senior Management and Employees—Directors and Senior Management—General.”

Audit Committee

Our audit committee is fully independent and complies with the criteria set forth under our “Audit Committee Charter” (as amended from time to time) the rules of the NYSE and Rule 10A-3(b)(1) of the Exchange Act, each as applicable to foreign private issuers. Our audit committee consists of three directors, all of whom are financially literate and one of whom is a financial expert. The current members of our audit committee are Guillermo Martínez Barros, Felipe Federico Roy Morris Guerinoni and José Alfonso Bustamante y Bustamante.

Felipe Federico Roy Morris Guerinoni, Guillermo Martínez Barros and José Alfonso Bustamante y Bustamante are independent under Rule 10A-3 under the Exchange Act. Felipe Federico Roy Morris Guerinoni is a financial expert in accordance with NYSE rules. Our audit committee oversees our corporate accounting and financial reporting process. The audit committee is responsible for:

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

Other Committees

Comprehensive Risk Management Committee and Risk Committee

At Interbank, the Integral Risk Management Committee is a corporate body created by resolution of the board of directors. It is responsible for approving the policies and organization of the comprehensive risk management system, as well as any amendments to said policies. The Integral Risk Management Committee defines the risk appetite and level of tolerance that each subsidiary is willing to take in its business and the actions needed to implement the required corrective measures necessary to maintain adequate levels of risk tolerance. The Integral Risk Management Committee is comprised of four members of the board of directors (two of whom are independent directors), the Chief Executive Officer and the Vice-Presidents. The committee reports monthly to the board of directors the main issues it has discussed and the agreements adopted in the previous meeting.

In the case of Inteligo Bank, the Integral Risk Management Committee is comprised of at least two members of the board of directors, one of which must be independent (as defined pursuant to the Bahamian regulation), who will oversee the Committee. Other members are the Chief Executive Officer of the Panamanian Branch, the Finance Manager, the Legal Manager and the Risk Officer. The Committee reports quarterly to the board of directors the main issues it has discussed and the agreements adopted in the previous meeting.

Instead of an Integral Risk Management Committee, Interseguro has a Risk Committee, which is a corporate body created by board of directors resolution responsible for defining risk limits for Interseguro’s business, approving risk policies and approving required corrective measures necessary to maintain adequate levels of risk tolerance. The Risk Committee is comprised of four board members, the Chief Executive Officer and the Risk Manager.

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

Inteligo Bank holds positions that are not actively traded, but are part of its assets and liabilities. These positions include a loan portfolio, customer deposits and bank loans. These positions are also exposed to interest rate risk, exchange rate risk and liquidity risk. The main purpose of the ALCO at Inteligo Bank is to manage its financial position, considering its profitability and risk targets. The ALCO meets quarterly and is comprised of at least two board members, one of whom must be independent (as defined pursuant to Bahamian regulations), the Chief Executive Officer of the Panamanian Branch, Finance Manager, Legal Manager and the Risk Officer.

At Interseguro, the functions of the ALCO committee are assumed by the Investment Committee.

Investment Committee

The Investment Committee is responsible for approving the limits of each security or real estate which could be included in Interseguro’s investment portfolio. This Committee is comprised of several members of the board and the Chief Executive Officer. The Risk Manager also participates as an advisor.

Inteligo Bank created an Investment Committee in 2017. The Investment Committee is responsible for reviewing and approving the strategy of Inteligo Bank’s investment portfolio and approving new investment products. The Investment Committee meets quarterly and is comprised of one board member, the Chief Executive Officer, the Chief Executive Officer of the Panamanian Branch, the Chief Financial Officer and the Risk Officer.

Internal Audit

At our segments level, the Internal Audit Division reports to the board of directors at each subsidiary. It supports the Company in meeting its objectives through the application of a systemic and disciplined approach to assess and enhance the efficiency of its governance processes, risk management and control processes.

D.	Employees

IFS

As of December 31, 2020, IFS had no employees. However, its operations are carried out by employees from its subsidiaries and affiliates.

Interbank

As of December 31, 2020, Interbank had 6,408 employees, 2,607 work in financial stores and 3,801 work at the headquarters and in operational centers of Interbank. Of the total employees, 3,415 are dedicated to sales force. We have been optimizing our distributional channels and have reduced full time employees at financial stores. Interbank’s employees are not unionized, are not a party to any collective bargaining agreement and since Interbank’s privatization in 1994, have never been involved in a strike or work stoppage.

Interseguro

As of December 31, 2020, Interseguro had a total of 678 employees, which included officers and administrative staff, as well as sales agents and representatives. Interseguro’s employees are not unionized, are not a party to any collective bargaining agreement and have never been involved in a strike or work stoppage.

Interseguro provides its employees with benefits that exceed the requirements of Peruvian labor laws, including school allowance, specialized training programs, general health base plan and oncology plan, each covered at 100%. Interseguro also provides wellness programs for its employees, as well as a full portfolio of development, family inclusion, and social programs.

Inteligo

As of December 31, 2020, Inteligo and its subsidiaries had 321 employees, which included officers and administrative staff, as well as commercial representatives. Inteligo’s senior management is located in Peru. Inteligo’s and its subsidiaries’ employees are not unionized, are not a party to any collective bargaining agreement and have never been involved in a strike or work stoppage.

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

Our only outstanding equity securities are our common shares. As of December 31, 2020, IFS had issued 115,447,705 common shares, of which 72,867,619 were registered in CAVALI and 42,580,086 were registered in DTC. As of December 31, 2020, 354,086 common shares registered in CAVALI were held by 24 U.S. citizens and/or residents in the United States.

The following table sets forth certain information regarding the ownership of outstanding shares as of April 7, 2021 for the following:

•	each person or entity who is known by us to own beneficially more than 5% of our outstanding shares capital or voting rights;

•	our directors and members of our executive management group, as a group.

	Common Shares Owned
Shareholders	Number of Shares	Percentage owned
Intercorp Perú Ltd.(1)(2)	81,532,547	70.6%
Other Directors and Officers(3)	158,010	0.1%
Float	33,732,324	29.3%

Total	115,422,881	100.0%

(1)

International Financial Holdings Group Inc. (“IFH”), representing 77.3% of the voting rights of Intercorp Peru and the right to appoint the majority of the members of the board of directors of Intercorp Peru, has entered into an irrevocable proxy agreement (the “Irrevocable Proxy Agreement”) appointing Carlos Tomás Rodriguez Pastor Persivale, George Pastor and Anne Marie. See (the “Agents”) as its agents, acting by majority vote, with respect to any matters relating to IFH’s ownership interest in Intercorp Peru, including, among other matters, any Intercorp Peru’s shareholder votes that is, any votes by an Intercorp Peru Shareholder, which would include a vote by IFH as a shareholder of Intercorp Peru and separately, any decisions pertaining to the purchase or sale of shares in Intercorp Peru (and through Intercorp Peru, Intercorp Peru’s interest in IFS). The three Agents are siblings. The initial period of the Irrevocable Proxy Agreement is two years commencing June 2019 automatically renewable for six-month periods unless otherwise terminated upon 90 days’ notice. As a result, the three Agents are deemed to beneficially own all of Intercorp Peru’s beneficial ownership in IFS, as well as control Intercorp Peru and IFS.

(2)

IFH Capital Corp. and Intercorp Capital Investments Inc. are the record holders of 9,747,706 and 9,747,707 respectively of our common shares, or 8.44% each, and are both wholly-owned subsidiaries of Intercorp Peru and therefore Intercorp Peru beneficially owns their shares.

(3)	Excluding Carlos Tomás Rodriguez Pastor Persivale.

As of December 31, 2020, IFS and its subsidiaries held 24,824 common shares in treasury stock. For more details regarding these shares, see “Item 16E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers” and Note 16(b) to our audited annual consolidated financial statements.

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

Interbank extends loans to related parties, including its executive officers and directors and executive officers and directors of our affiliates, in accordance with Peruvian law and regulations established by the SBS. According to the SBS, loans to related parties cannot be made on more favorable terms than those offered to the public, with the exception of mortgage loans granted to workers for housing purposes. As a result, all related-party loans have been made in the ordinary course of business, on an arm’s-length basis and on substantially the same terms, including with respect to interest rates and collateral, as those prevailing at the time for comparable transactions offered to the public. In addition, related-party loans do not involve greater collection risk nor present other features unfavorable to Interbank as compared to loans offered to the public. Peruvian law and SBS regulations also set forth limitations on the amount of credit loans that may be extended to related parties based on Article 201 and Article 202 of the Peruvian Banking and Insurance Law. The law establishes that the total amount of loans to be extended to directors, employees and close relatives of any such persons may not exceed 7.0% of the bank’s regulatory capital. All loans extended to any director or employee of the company (including close relatives of such person) may not exceed 0.35% of the regulatory capital (i.e., 5.0% of the overall 7.0% limit discussed above).

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

During 2018, 2019 and 2020, IFS’s directors, officers and key management had been involved, directly and indirectly, in credit transactions with certain subsidiaries of IFS, as permitted by applicable Peruvian laws and regulations that regulate and limit certain transactions with employees, directors and officers of financial entities. As of December 31, 2020, 2019 and 2018, direct loans by IFS or its subsidiaries to employees, directors, officers, and key management of IFS and its subsidiaries amounted to S/222.1 million, S/231.5 million, S/223.4 million, respectively. These loans are current and accrue interest at market rates. Payment dates vary, and may be monthly, quarterly, or at maturity. See “Item 4. Information on the Company—Business Overview—Regulation and Supervision” for information on the regulation of IFS and its subsidiaries and on the protection of deposits.

Inteligo Bank is operating pursuant to its original license, with a related party exposure of up to 25% of its capital.

For additional information about loans, including tabular disclosure, to, and certain other transactions with, related parties and affiliates including directors and officers, see Note 27 to our audited annual consolidated financial statements.

In the normal course of our operations, related party transactions are evaluated in accordance with Peruvian banking and securities regulations, as described in this section. These transactions are subject to prevailing market conditions and transfer pricing regulations. We and our subsidiaries have a number of such transactions with our parent company, subsidiaries of our parent company, affiliates pursuant to the criteria of the SBS and other related parties. See “Presentation of Financial Information” for a brief description of a number of these parties. For additional information including tabular disclosure, about loans, to, and certain other transactions with, related parties and affiliates including directors and officers, see Note 27 to our audited annual consolidated financial statements.

IFS

Bonds in InRetail Shopping Malls.

Since September 20, 2019, IFS holds S/39.0 million in bonds of InRetail Shopping Malls. The annual interest rate for these bonds is 7.88% and they mature on July 20, 2034.

Investment in InRetail Perú Corp.

Since 2012, IFS holds 2,396,920 shares from InRetail Perú Corp., a subsidiary of Intercorp, valued at U.S.$39.20 per share, as of December 31, 2020, which had an aggregate value of U.S.$94.0 million.

Interbank

Lease Agreements between Interbank and Supermercados Peruanos, S.A. (“Supermercados Peruanos”)

During 2020, Interbank and Supermercados Peruanos entered into a lease agreement under which Supermercados Peruanos granted Interbank the right to use supermarket space for the operation of their stores (Money Markets format) and ATMs for a term of five years. Under the terms of such agreement, Supermercados Peruanos agreed to grant an area of 2,000 square meters of floor space for the first two years of the agreement and 1,800 square meters of floor space for the following three years.

The agreed monthly rent is as follows: (i) for stores located inside the premises (Money Markets format) the rent is S/248.00 per square meter plus taxes, (ii) for stores located outside the premises, the rent is S/165.00 per square meter plus taxes, (iii) for ATMs located inside the premises, the rent is S/1,800.00 plus taxes and, (iv) for ATMs located outside the premises, the rent is S/1,300.00 plus taxes.

In addition, Interbank has made a security deposit of US$1.0 million (approximately S/3.4 million), which shall be applied as a guarantee of payment of the monthly rent. Finally, Supermercados Peruanos has granted an exclusivity right to Interbank for the operation of up to 51 stores (Money Market format) and for ATMs located inside the supermarket premises.

Loan Agreement between Interbank and GTP Inversionistas S.A.C.

In May 2017, Interbank and GTP Inversionistas S.A.C. an affiliate, pursuant to the criteria of the SBS, entered into a loan agreement under which Interbank disbursed to the latter U.S.$32.6 million for the indirect acquisition of 24.95% of the capital stock of Universidad Tecnológica del Perú S.A.C. (“UTP”). The loan was granted for a term of five years to be repaid in five annual payments with an effective annual interest rate of 7.875%. The collateral granted consisted on a pledge agreement of 24.95% of the capital stock of UTP. In May 2020, the loan agreement was amended, increasing the remaining term to seven years. As of December 31, 2020, the total outstanding debt under such loan agreements amounts to U.S.$ 30.2 million.

Lease Agreements with Supermercados Peruanos

Interbank and Supermercados Peruanos, a subsidiary of Intercorp, have entered into several lease agreements whereby Interbank leased real estate property, machinery and equipment to Supermercados Peruanos. These lease agreements are amended from time to time, most recently in October 2019. As of December 31, 2020, the outstanding debt under such lease agreements amounts to S/102 million.

Loan Agreement with Supermercados Peruanos

On September 27, 2018, Interbank and Supermercados Peruanos entered into a medium-term loan agreement under which Interbank granted a loan for up to S/95 million to be paid in 28 installments at a monthly interest rate of 5.85%. In October 2019, the loan agreement was amended. As of December 31, 2020, the outstanding debt under such loan agreement amounts to S/198 million.

Lease Agreements with Homecenters Peruanos (“HPSA”)

Interbank and HPSA, a subsidiary of Intercorp, have entered into several lease agreements whereby Interbank leased machinery and equipment to HPSA. As of December 31, 2020, the total outstanding debt under such lease agreements amounts to S/56.5 million.

Loan Agreements with HPSA

In November, 2019, Interbank and HPSA, a subsidiary of Intercorp, entered into a term loan agreement for S/25 million at annual interest rate of 5.30%. As of December 31, 2020, the loan had been fully disburded and the total outstanding debt under such loan agreement amounts to S/23.2 million.

Loan Agreement with InRetail Pharma

Interbank and InRetail Pharma, a subsidiary of Intercorp, have entered into a syndicated secured loan agreement for up to S/161.9 million due on April 2025. The collateral granted consisted on mortgage over real estate properties and guarantees (fianzas solidarias) granted by several of its subsidiaries. As of December 31, 2020, the total outstanding debt under such loan agreement amounts to S/104.1 million at an interest rate of 4.7%.

Loan Agreement with UTP

In September 2018, Interbank and UTP, a subsidiary of Intercorp, entered into a loan agreement under which Interbank disbursed to the latter S/80.0 million at an interest rate of 6.9%. The loan was granted for a term of seven years, which included a two years grace period. The collateral consisted of a mortgage over real estate properties and assignment of surface rights. In September 2020, as a result of the result of the spin-off of UTP and IDAT, the loan was split and assigned as follows: S/62.0 million to UTP and S/18.0 million to IDAT.

In March 2020, Interbank and UTP, a subsidiary of Intercorp, entered into a loan agreement under which Interbank disbursed to the latter S/112.0 million at an interest rate of 5.60%. The loan was granted for a term of seven years, which includes a one year grace period for principal payments. The collateral consisted of trust flow money. In June 2020, interest payments were rescheduled, capitalizing the interest.

As of December 31, 2020, the aggregate amount outstanding under the loan agreement with UTP amounted to S/172.9 million.

Interseguro

Agreements with Colegios Peruanos S.A. (“CPSA”)

In September 2016, Interseguro and CPSA, a subsidiary of Intercorp, signed a usufruct agreement for a period of 20 years, according to which Interseguro granted in usufruct the property located in Trujillo, Peru in favor of CPSA, in order for CPSA to operate a school under the commercial name of “Innova School”. Interseguro will construct the building in four stages; each stage will be carried out of a period of one year. The first stage was completed in April 2017. Currently, CPSA pays Interseguro a monthly rent which amounts to S/118,985 before taxes, adjusted annually by 3% plus 9.1% on the total investment accumulated on the date incurred by Interseguro on the property. Due to COVID-19, in 2020, payment of the monthly rent was renegotiated such that CPSA will pay a percentage of the monthly amount, with the remaining balance for each such month in 2020 to be paid in a period of 18 months.

In October 2017, Interseguro and CPSA signed a usufruct agreement for a period of 25 years, according to which Interseguro leased the property located in Cusco, Peru, in order to operate a school under the commercial name of “Innova School”. Interseguro constructed the building, which was completed in January 2018. In April 2018, CPSA began paying Interseguro a monthly rent. The current rent amounts to S/206,385 before taxes, adjusted annually by 3% plus 9.3% on the total investment accumulated on the date incurred by Interseguro on the property. Due to COVID-19, in 2020, payment of the monthly rent was renegotiated such that CPSA will pay a percentage of the monthly amount, with the remaining balance for each such month in 2020 to be paid in a period of 18 months.

In June 2008, Interseguro bought a certificate of participation in the trust Patrimonio en Fideicomiso D.S 093-2002-EF Interproperties Perú (“Interproperties”), which is managed by Internacional de Titulos Sociedad Titulizadora S.A. (“Intertitulos”), corresponding a real estate project that was developed in a property located in Ate, Lima, Peru. Also, in October 2012, Interproperties and CPSA signed a surface right agreement, according to which Interproperties granted this property in surface right, in order to operate a school under the commercial name of “Innova Schools”. As of December 31, 2020, the fair value of the property amounts to S/4.6 million.

Agreements with HPSA

In November 2012, HPSA, a subsidiary of Intercorp, and Hebraica Asociación Cultural Deportiva y Social (“Hebraica”) signed a surface right agreement according to which Hebraica granted a surface right in favor of HPSA over the commercial space located in Ate, Lima. In October 2015, HPSA assigned its contractual position to Interseguro. In April 2016, Interseguro and HPSA entered into a 30-year usufruct agreement, according to which HPSA was granted in usufruct the property, in order to operate a home improvement store under the commercial name of “Promart”. The monthly lease payment under agreement since January 2017, is comprised of a payment of S/164,744 before taxes, adjusted annually by 3%, and the payment made by Interseguro to Hebraica for the surface right agreement that both parties signed in October 2015. The current monthly rent amounts to S/194,593.20 before taxes.

In July 2017, HPSA and Interseguro signed a surface right agreement according to which HPSA granted a surface right in favor of Interseguro over the commercial space located in Ica, Perú. In addition, in July 2017, Interseguro and HPSA signed a usufruct agreement for a period of 30 years, according to which Interseguro granted in usufruct the property located in Ica, Perú, in order to operate a home improvement store under the commercial name of “Promart”. Interseguro constructed the building, and works finished in December 2018. Currently, Homecenters Peruanos pays Interseguro monthly rent equivalent to (i) 9.4% of the total investment accumulated on the date incurred by Interseguro on the property before taxes which is adjusted annually by 3%, and (ii) S/98,889 plus corresponding VAT, adjusted annually by 3%. The current monthly rent amounts to S/289,197.

In October 2015, Interseguro contributed in trust the property located in Talara, Piura, Peru in favor of Interproperties, which is managed by Intertitulos. Accordingly, Intertitulos issued in favor of Interseguro a certificate of participation representing 100% of the property ownership. In addition, in October 2015, Interproperties Perú and HPSA signed a usufruct agreement for a period of 30 years, according to which Interproperties granted in usufruct this property, in order to operate a home improvement store under the commercial name of “Promart”. As of December 31, 2020, the fair value of the property amounts to S/35.0 million.

Agreements with UTP

In June 2018, Interseguro and UTP signed a usufruct agreement for a period of 30 years, according to which Interseguro granted in usufruct to UTP the property located in Ate, Lima, Peru, for it to operate a university campus under the commercial name of “UTP”. The annual rent is equivalent to 8.5% of the total investment before taxes which is adjusted annually according to CPI variation. This annual rent will be paid to Interseguro in four quarterly installments. The current quarterly rent amounts to S/1,646,905.72 before taxes. Due to COVID-19, in 2020, payment of the monthly rent was renegotiated such that UTP will pay a percentage of the monthly amount, with the remaining balance for each such month in 2020 to be paid in a period of 12 months.

In November 2019, Interseguro and UTP signed an usufruct agreement for a period of 30 years, according to which Interseguro granted in usufruct to UTP the property located in Nuevo Chimbote, Ancash, Peru, for it to operate a university campus under the commercial name of “UTP”. Interseguro finished constructing the building in the last quarter of 2020, and commencing in 2021, UTP will pay an annual rent to Interseguro in four quarterly installments, ascending to S/950,393 before taxes, adjusted annually according to CPI variation.

In April 2020, Interseguro and UTP signed a usufruct agreement for a period of 30 years, pursuant to which Interseguro granted in usufruct to UTP the property located in Piura, Peru, for it to operate a university campus under the commercial name of “UTP”. Interseguro is currently constructing the building, which is expected to be completed during the first quarter of 2021. UTP agreed to pay to Interseguro a quarterly rent ascending to S/1,552,596 before taxes, adjusted annually according to CPI variation.

Agreements with Supermercados Peruanos

In October 2015, Interseguro contributed in trust the property located in Talara, Piura, Peru in favor of Interproperties, which is managed by Intertitulos. Accordingly, Intertitulos issued in favor of Interseguro a certificate of participation representing 100% of the property ownership. In addition, in January 2016, Interproperties and Supermercados Peruanos signed a usufruct agreement for a period of 30 years, according to which Interproperties granted in usufruct to Supermercados Peruanos this property, for it to operate a home improvement store under the commercial name of “Plaza Vea”. As of December 31, 2020, the fair value of the property amounts to S/35.0 million.

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

On March 6, 2017, the U.S. Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) dismissed the lawsuit filed by Irving Picard. On February 25, 2019 the U.S. Court of Appeals for the Second Circuit (the “Second Circuit”) issued a decision reversing that dismissal. On May 2, 2019, the Second Circuit granted a motion filed by defendants, including Inteligo Bank, to stay issuance of its mandate in the appeal pending the U.S. Supreme Court’s decision on the defendants’ petition for certiorari. On August 30, 2019, Inteligo Bank, together with other defendants, filed a joint petition for certiorari, seeking U.S. Supreme Court review of the Second Circuit’s decision. On June 1, 2020, the U.S. Supreme Court denied the petition for certiorari, and the Second Circuit issued a mandate remanding these matters to the Bankruptcy Court for further proceedings.

A motion to dismiss the Fairfield liquidators’ lawsuit was filed on January 13, 2017. On December 6, 2018, the Bankruptcy Court granted the motion to dismiss with some specific exceptions, resulting in the dismissal of most of the liquidators’ claims against Inteligo Bank. On April 2, 2019, the Bankruptcy Court issued an order that dismissed most of the Fairfield liquidator’s claims against Inteligo Bank and established a briefing schedule for subsequent motion to dismiss briefing to address whether the liquidators’ remaining claims should also be dismissed. On May 2, 2019, the liquidators filed a notice of appeal in this action reflecting their intention to appeal the Bankruptcy Court’s partial dismissal to the United States District Court for the Southern District of New York (the “District Court”). The liquidators filed equivalent notices of appeal in the many other actions in which claims had been dismissed pursuant to the December 6, 2018 decision. That appeal was fully briefed with the District Court as of April 23, 2020. Separately, on March 16, 2020, Inteligo Bank, together with other defendants, filed a renewed motion to dismiss with the Bankruptcy Court seeking dismissal of the remaining claims that had not been dismissed pursuant to the December 6, 2018 decision. On December 14, 2020, the Bankruptcy Court granted that motion to dismiss the liquidators’ remaining claims, with some specific exceptions not applicable to Inteligo Bank. On March 8, 2021 the Bankruptcy Court dismissed all other claims in this proceeding and ruled in favor of all defendants. On March 29, 2021, the liquidators filed a notice of appeal.

Dividends and Dividends Policy

We are a holding company and, as such, our ability to pay dividends is subject to the ability of our subsidiaries to pay dividends to us.

Our annual dividend is proposed by our board of directors and approved at our annual ordinary meeting of shareholders, in accordance with our dividend policy which for year 2020 consists of distributing to shareholders at least 20% of any profit earned for the relevant year, subject to regulatory capitalization requirements and our financial condition. Dividends are paid to shareholders who held common shares as of the record date preceding the date set for payment of the dividend. The shares go ex-dividend two business days prior to the record date. Dividends are declared and paid in U.S. dollars.

IFS’s dividends for the fiscal years ended December 31, 2020, 2019, and 2018 were U.S.$88.9 million (S/332.1 million), U.S.$202 million (S/698.2 million), and U.S.$197.2 million (S/654.5 million), and will be or were paid in May of 2021, 2020, and 2019, respectively. Dividend per share amounted to U.S.$0.77, U.S.$1.75 and U.S.$1.75 for fiscal years 2020, 2019 and 2018, respectively.

Interbank

Interbank’s dividends are proposed annually by its board of directors and are subject to approval by the general shareholders’ meeting. The 2019 dividend policy established that Interbank will pay dividends of at least twenty percent of its net profits in 2019, 2020 and 2021. However, on November 10, 2020, the shareholder’s meeting amended the dividend policy as follows: At least 20% of the distributable profits of Interbank recorded in the fiscal year will be distributed among the shareholders, provided that the following rules are observed: (a) the profit capitalization commitment agreements adopted by the general shareholders’ meeting or by the board of directors (as delegated by the shareholders’ meeting), are not affected, (b) both the legal requirements applicable to Interbank and its appetite for equity growth are satisfied, in accordance with the board of directors’ proposal, and (c) the board of directors deems such distribution to be advisable based on the economic and financial conditions of Interbank and the business environment. In accordance with the foregoing, if during any year any of the aforementioned rules is not satisfied, the general shareholders’ meeting may agree to distribute a lower percentage of dividends than indicated or decide not to distribute dividends for such year. Any dividends would be distributed within sixty calendar days following their declaration and approval at the general shareholders’ meeting. For the fiscal year ended 2020, Interbank did not distribute dividends as the general shareholders’ meeting agreed to capitalize all distributable income (net income minus the required legal reserves which may be up to 10% of net profit). For the fiscal year ended 2019, Interbank declared and distributed as dividends approximately 28%, of its distributable income (net income minus the required legal reserves which may be up to 10% of net profit). For the fiscal year ended 2018, Interbank declared and distributed as dividends approximately 50% of its distributable income (net income minus the required legal reserves which may be up to 10% of net profit).

Dividends are declared based on Interbank’s financial statements prepared under SBS GAAP. The following table shows Interbank’s distribution of net profit for the three fiscal years ended December 31, 2020, 2019 and 2018 under SBS GAAP.

	For the fiscal years ended December 31,
	2020	2019	2018
	(S/ in millions)
Net profit	264.9	1,221.5	1,040.1
Reserves	26.5	120.9	103.8
Capitalized earnings	238.4	785.9	467.0
Dividends	—	302.3	467.0

Interseguro

Interseguro’s dividends are proposed annually by its board of directors and are subject to approval by the general shareholders’ meeting. Current dividend policy establishes that Interseguro will pay as dividends at least 30% of its net profits attained in any given year. Dividend distributions depend on several factors, including (1) approval by Interseguro’s shareholders of the proposal to distribute dividends, (2) Interseguro’s earnings, (3) protection of Interseguro’s equity growth, (4) capital and legal reserve requirements, and (5) prevailing market conditions.

The following table shows Interseguro’s distribution of net profit for the three fiscal years ended December 31, 2020, 2019 and 2018 under SBS GAAP.

	For the fiscal years ended December 31,
	2020	2019	2018
	(S/ in millions)
Net profit	256.6	435.9	361.1
Reserves	22.0	16.9	100.0
Capitalized earnings(1)	63.0	48.1	—
Dividends	200.0	200.0	245.0

(1)	Includes capitalization of earnings net of accumulated losses.

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

The following table shows Inteligo Bank’s distribution of net profit and dividends for the three fiscal years ended December 31, 2020, 2019 and 2018 under IFRS.

	For the fiscal years ended December 31,
	2020	2019	2018
	(S/ in millions)
Net profit	250.2	193.9	184.7
Dividends	137.6	99.4	134.9

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

Trading in the Peruvian Securities Market

Lima Stock Exchange

As of December 31, 2020, there were 267 companies listed on the Lima Stock Exchange. Established in 1970, the Lima Stock Exchange is Peru’s only securities exchange.

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

Substantially all of the transactions on the Lima Stock Exchange are traded on the electronic system. Transactions during the electronic sessions are executed through brokerage firms and stock brokers on behalf of their clients. The orders must specify the type of security as well as the amount and price of the proposed sale or purchase. The exchange is authorized to halt the trading of certain securities or the whole market, under certain circumstances, for example, when a significant fluctuation occurs with the price of a security, without apparent justification. In this case, the exchange may impose a 15 minutes halt, which may be extended depending on the nature of the event.

Moreover, under the exchange’s market margin rule, when the market price for a particular security reaches a 15% variation (vis a vis the last closing price or proposal, whichever is higher), trading on that particular security is halted for the rest of the session. The exchange may exceptionally authorize further negotiation. The market margin rule is not applicable for securities cross-listed in certain markets, including the United States.

Certain information regarding trading on the Lima Stock Exchange is set forth in the table below:

	(S/ in millions)
	2016	2017	2018	2019	2020
Market capitalization(1)	416,167	526,354	479,301	537,308	599,007
Volume	15,307	29,123	20,208	18,127	19,938
Average daily trading volume	62	117	81	72	79

Source: Bolsa de Valores de Lima Annual Reports

(1)	End-of-period figures for trading on the Lima Stock Exchange.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

As of December 31, 2020, our authorized capital consists of 150,000,000 common shares, and our issued capital stock consists of 115,447,705 outstanding common shares, with no par value. All of our common shares are fully paid and non-assessable. Non-residents of Panama may hold and vote shares.

B.	Memorandum and Articles of Association

The information under the heading “Description of Common Shares” except for the information under the subheading “—General;” in Amendment No. 1 to our Registration Statement on Form F-1 (333-232554) filed on July 15, 2019 is incorporated herein by reference. There have been no changes to the Company’s Articles, as reflected in the Company’s financial statements.

C.	Material Contracts

The following is a brief summary of our current material contracts. A copy of each of these contracts has been included as exhibit hereto. See “Item 19. Exhibits.”

Irrevocable Proxy Agreement

On June 12, 2019, International Financial Holdings Group Inc. (“IFH”), representing 77.3% of the voting rights of Intercorp Peru and the right to appoint the majority of the members of the board of directors of Intercorp Peru, entered into an irrevocable proxy agreement (the “Irrevocable Proxy Agreement”) appointing Carlos Tomás Rodriguez Pastor Persivale, George Pastor and Anne Marie See (the “Agents”) as its agents, acting by majority vote, with respect to any matters relating to IFH’s ownership interest in Intercorp Peru, including, among other matters, any Intercorp Peru’s shareholder votes that is, any votes by an Intercorp Peru Shareholder, which would include a vote by IFH as a shareholder of Intercorp Peru and separately, any decisions pertaining to the purchase or sale of shares in Intercorp Peru (and through Intercorp Peru, Intercorp Peru’s interest in IFS). The three Agents are siblings. The initial period of the Irrevocable Proxy Agreement is two years commencing in June 2019, automatically renewable for six-month periods unless otherwise terminated upon 90 days’ notice. “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

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

An indirect transfer of Peruvian shares also takes place in the transfer of the shares of a non-Peruvian entity that owns, directly or indirectly, shares of a Peruvian company provided the aggregate amount of the Peruvian shares being indirectly transferred by the transferor and its related parties in any 12-month period reaches or exceeds 40,000 Tax Units (the applicable Tax Unit for fiscal year 2020 was equal to S/4,300 and for fiscal year 2021 is equal to S/4,400). This new rule is effective as from January 1, 2019 and applies irrespective if conditions (i) and (ii) abovementioned are not met.

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

Distributions

Subject to the discussion below under “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Companies,” distributions of cash or property (other than our common shares, if any, distributed pro rata to all of our shareholders) paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) with respect to our common shares, including the net amount of any tax withheld on the distribution, will be includible in gross income as ordinary dividend income on the date on which the U.S. Holder receives the distributions. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits as determined for U.S. federal income tax purposes, such excess amounts will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s tax basis in our common shares and, thereafter, as capital gain. We do not intend to maintain calculations of our earnings and profits under U.S. federal income tax principles. Unless and until these calculations are made, distributions should be presumed to be taxable dividends for U.S. federal income tax purposes. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

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

Moreover, as discussed below under “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Companies,” we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2020 and current taxable years, and we do not anticipate becoming a PFIC in the future. However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules and our continued qualification for an exception to the PFIC rules for certain foreign banks and insurance companies.

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

The PFIC provisions also contain a look-through rule under which a non-U.S. corporation shall be treated as if it received directly its proportionate share of the income and as if it held its proportionate share of the assets of any other corporation in which it owns at least 25% of the value of the stock. Under the look-through rule, we should be deemed to own a proportionate share of the assets and to have received a proportionate share of the income of our principal subsidiaries, including Interbank, Interseguro and Inteligo Bank, for purposes of the PFIC determination. As noted below, the assets and income of Interbank, Interseguro and Inteligo Bank are subject to special rules under the PFIC regime. Further, the PFIC test is performed on an annual basis and it is therefore possible that our PFIC status may change from year to year due to changes in income or asset composition.

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

Assets and Income of Interseguro under the PFIC Rules

While passive income generally includes interest, dividends, annuities and other investment income, the PFIC rules provide that income “derived in the active conduct of an insurance business by a qualifying insurance corporation” is not treated as passive income. A qualifying insurance corporation is a foreign corporation (i) which would be taxable as an insurance company if it were a U.S. corporation and (ii) the applicable insurance liabilities of which constitute more than 25% of its total assets, as determined for financial reporting purposes. Additionally, if a corporation meets the first prong of this test, but not the second, a U.S. Holder can still elect to treat the corporation as a qualifying insurance company if at least 10% of its assets are applicable insurance liabilities and it meets certain alternative facts and circumstances tests. Under these tests, the corporation must be predominantly engaged in an insurance business and the failure to meet the 25% test described above must be due solely to run-off related or rating-related circumstances involving such insurance business. Proposed U.S. Treasury regulations were issued in 2019 that provide guidance about the definitions of “active conduct” and “insurance business.” The proposed regulations were withdrawn in part and subsequent U.S. Treasury regulations were proposed in 2020 that provide explanation of the active insurance income exception as modified under changes to the U.S. Code as a result of the Tax Cuts and Jobs Act of 2017. We expect, for purposes of the PFIC rules, that Interseguro will meet the requirements to be considered a qualifying insurance corporation. No assurance can be provided, however, that changes in Interseguro’s business operations or in the application of U.S. federal income tax law, including the finalization of the proposed U.S. Treasury regulations, will not affect the ability of Interseguro to qualify for the active insurance income exception.

Consequences of PFIC Status

Although the matter is not free from doubt, based on our current expectations regarding our subsidiaries meeting the PFIC exceptions discussed above, the value and nature of the assets of our subsidiaries, the sources and nature of the income of our subsidiaries, relevant market and shareholder data and our current business plans, we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2020 and current taxable years and we do not anticipate becoming a PFIC in the future. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our common shares, such a U.S. Holder would be subject to special rules (and may be subject to increased tax liability) with respect to (a) any gain realized on the sale or other disposition of our common shares, and (b) any “excess distribution” made by us to the U.S. Holder (generally, any distribution during a taxable year in which distributions to the U.S. Holder on our common shares exceed 125% of the average annual distributions the U.S. Holder received on the shares during the preceding three taxable years or, if shorter, the U.S. Holder’s holding period for the shares). Under those rules, (a) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for our common shares, (b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first year in which we became a PFIC would be taxable as ordinary income, (c) the amount allocated to each prior year in which we were a PFIC would be subject to U.S. federal income tax at the highest tax rate in effect for that year and (d) the interest charge generally applicable to underpayments of U.S. federal income tax would be imposed in respect of the tax attributable to each prior year in which we were a PFIC. In addition, in the event that we are classified as a PFIC, similar rules would apply to “excess distributions” or gains with respect to subsidiary PFICs held directly or indirectly by us (“Lower-tier PFICs”), even if the proceeds are not distributed to our shareholders. A U.S. Holder generally will be required to file IRS Form 8621 if it holds our common shares in any year in which we are classified as a PFIC.

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

I.	Subsidiary Information

Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For quantitative and qualitative information related to market risk, in addition to the information presented below, see Note 30.2 to our audited consolidated financial statements as of and for the year ended December 31, 2020, 2019 and 2018, appearing elsewhere in this Annual Report on Form 20-F.

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

Banking Segment

Main Types of Risks

The main types of risk inherent in Interbank’s businesses are credit, market, liquidity and operational risk.

•	Credit risk: probability of loss due to inability or lack of willingness to pay by debtors, counterparts or third parties bound by contractual obligations.

•

Market risk: probability of loss in positions on and off-balance sheets derived from variations in market conditions. It generally includes the following risk types: exchange rates, interest rates and prices.

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

Credit Risk

The main risk Interbank must manage is credit risk. In order to mitigate exposure to credit risk and provide adequate risk coverage, Interbank has established the following measures, among others:

•	policies, procedures, methodologies, models, parameters and expert judgement to identify, measure, control and report credit risk;

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

Commercial Banking

The following table presents the approval levels required for commercial loan applications at Interbank.

Approval requirement	Amount	Executive required to be present at committee meeting	Minimum quorum
Interbank related companies credit committee	Any transaction with related companies	Two Directors	3

Director credit committee	According to business segment and statistical rating situation Corporate Banking -With updated statistical rating AAA-A greater than U.S.$50,000,000 BBB-B greater than U.S.$40,000,000 CCC-C greater than U.S.$30,000,000 -Without statistical rating updated Greater than U.S.$30,000,000 Medium-sized Banking, Institutional Banking and Real Estate Business Greater than U.S.$30,000,000	Two Directors and CEO	3

Central credit committee	According to business segment and statistical rating situation Corporate Banking -With statistical rating updated AAA-A up to U.S.$50,000,000 BBB-B up to U.S.$40,000,000 CCC-C up to U.S.$30,000,000 -Without statistical rating updated Up to U.S.$30,000,000 Medium-sized Banking, Institutional Banking and Real Estate Business Up to U.S.$30,000,000	CEO and VP of Risk Management	3

Approval requirement	Amount	Executive required to be present at committee meeting	Minimum quorum
Executive credit committee	According to business segment and statistical rating situation Corporate Banking -With statistical rating updated AAA-A: up to U.S.$25,000,000 BBB-B up to U.S.$20,000,000 CCC-C up to U.S.$15,000,000 -Without statistical rating updated Up to U.S.$15,000,000 Medium-sized Banking, Institutional Banking and Real Estate Business Up to U.S.$15,000,000	VP of Risk Management, VP Business and Other VP	3

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

The Non-Performing Assets Monitoring System monitors the status of non-performing loans and defines categories and related strategies. This system allows Interbank to focus recovery efforts on those loans which do not have a well-defined recovery strategy and also permits periodic evaluations of outstanding loans that already have a recovery plan in order to take timely corrective action. The recovery portfolio is divided into rescheduled and refinanced credit, judicial recoveries and restructured credit.

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

Small Business Banking

The following table presents the approval levels required for small business banking loan applications by principal amount in U.S. dollars.

Approval levels	Amount
Vice President of Risk Management	Over U.S.$308,000
Risk Manager	Up to U.S.$308,000
Risk Assistant Manager	Up to U.S.$180,000

Approval levels	Amount
Zonal Risk Officer	Up to U.S.$105,000
Master Risk Analyst	Up to U.S.$60,300
Senior Risk Analyst	Up to U.S.$45,000
Risk Analyst	Up to U.S.$14,500

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

	Credit Card	Cash Credit	Pay-roll Loans	Loans for Diplomats	With Collateral	Automobile	Mortgage
	Amount
Approval Levels	Greater than	Greater than	Greater than	Greater than	Greater than	Greater than	Greater than
Vice President Risk Management	38,000	53,000	53,000	45,000	440,000	70,000	800,000
Central Manager	38,000	53,000	53,000	—	440,000	70,000	800,000
Risk Manager	29,000	44,000	44,000	44,000	293,000	60,000	600,000
Risk Assistant Manager	22,000	29,300	35,200	26,400	220,000	50,000	450,000
Risk Officer	17,600	23,500	29,300	26,400	147,000	40,000	300,000
Senior Risk Analyst	13,000	17,600	20,500	17,600	117,000	30,000	250,000
Risk Analyst	7,600	13,200	15,000	8,800	59,000	25,000	150,000
Junior Risk Analyst	3,500	7,300	10,000	5,900	29,300	16,000	50,000

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

Market Risk

Market risk is the probability of loss due to variations in financial market conditions. The main variations to which Interbank is exposed are:(i) exchange rates, (ii) interest rates and, (iii) prices. Said variations can affect the value of financial assets and liabilities. As part of the risk management system, in certain circumstances Interbank uses derivative financial instruments to mitigate the risk exposure which arises from the variations in interest rates and exchange rates.

Exchange Rate

Management sets limits on exposure levels by currency and monitors them on a daily basis. Transactions in foreign currency are accounted for by using exchange rates prevailing on the market.

Interbank manages exchange rates by matching its assets and liabilities, overseeing the global exchange position on a daily basis. Interbank’s global foreign exchange position is equivalent to the result of long positions minus short positions in currencies different from the sol. The global foreign exchange position includes spot positions and derivative positions.

Interest Rate

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

The following tables summarize Interbank’s exposure to interest rate risks. Financial instruments are presented at book value, classified by the period of the contract’s interest rate repricing or maturity date, whichever occurs first:

	Repricing Gap at December 31, 2020
	1 - Month	1-3 Months	3 Months - 1 Year	1 Year - 3 Years	3 Years - 5 Years	Over 5 Years	Past-due loans / Equities	Banking
	(S/ in millions)
Assets
Cash due from banks	14,071.7	162.0	11.9	380.9	—	—	—	14,626.5
Inter-bank funds	18.1	—	—	—	—	—	—	18.1
Instruments measured at fair value through other comprehensive income	865.8	216.3	190.9	569.3	1,053.0	3,169.3	4.2	6,068.7
Investments at amortized cost	—	56.4	—	499.1	652.2	1,499.6	—	2,707.3
Loans, net of unearned income	3,001.0	4,150.1	8,547.8	14,170.3	5,460.1	5,131.7	1,382.4	41,843.7
Other assets	6.5	7.5	3.8	121.2	—	—	—	138.9

Total	17,963.1	4,592.6	8,754.5	15,740.7	7,165.3	9,800.5	1,386.6	65,403.3

Liabilities
Deposits and obligations	31,113.1	1,941.5	2,776.3	345.1	47.7	272.6	—	36,496.2
Inter-bank funds	29.0	—	—	—	—	—	—	29.0
Due to banks and correspondents	13.0	651.6	931.0	6,651.7	235.2	876.6	—	9,359.2
Bonds, notes and other obligations	359.8	23.4	16.2	2,183.0	2,169.2	1,740.3	—	6,491.9
Other liabilities	10.3	18.3	47.4	81.3	38.6	29.6	—	225.5

Total	31,525.2	2,634.8	3,770.9	9,261.1	2,490.7	2,919.2	—	52,601.8

Marginal gap	(13,562.1)	1,957.9	4,983.6	6,479.6	4,674.7	6,881.3	1,386.6	12,801.5
Accumulated gap	(13,562.1)	(11,604.3)	(6,620.7)	(141.0)	4,533.6	11,414.9	12,801.5	—

	Repricing Gap at December 31, 2019
	1 - Month	1 - 3 Months	3 Months - 1 Year	1 Year -3 Years	3 Years – 5 Years	Over 5 Years	Past-due loans / Equities	Banking
	(S/ in millions)
Assets
Cash due from banks	6,085.5	401.0	802.5	—	—	—	—	7,289.0
Inter-bank funds	85.0	—	—	—	—	—	—	85.0
Instruments measured at fair value through other comprehensive income	211.6	521.3	1,019.9	367.4	680.7	560.0	1.8	3,362.7
Investments at amortized cost	—	46.2	—	—	1,158.8	1,002.0	—	2,207.0
Loans, net of unearned income	5,194.0	4,349.1	7,153.1	9,087.4	5,386.0	4,813.4	924.3	36,907.1
Other assets	4.0	109.0	23.1	4.4	9.4	—	—	149.9

Total	11,580.0	5,426.6	8,998.6	9,459.2	7,234.8	6,375.4	926.1	50,000.7

Deposits and obligations	23,694.0	1,919.5	4,195.2	672.5	61.5	134.6	—	30,677.2
Inter-bank funds	169.1	—	—	—	—	—	—	169.1
Due to banks and correspondents	13.3	592.6	1,745.4	213.0	224.0	873.8	—	3,662.3
Bonds, notes and other obligations	330.2	171.6	686.7	137.9	2,853.8	1,625.3	—	5,805.5
Other liabilities	20.2	121.4	75.7	111.4	74.2	51.0	—	453.8

Total	24,226.8	2,805.0	6,703.1	1,134.8	3,213.5	2,684.7	—	40,767.9

Marginal gap	(12,646.8)	2,621.6	2,295.5	8,324.4	4,021.3	3,690.7	926.1	9,232.8
Accumulated gap	(12,646.8)	(10,025.2)	(7,729.7)	594.7	4,616.0	8,306.7	9,232.8	—

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

As of December 31, 2020, December 31, 2019 and December 31, 2018, Interbank’s VaR calculated for its trading book, classified by type of risk, was as follows:

	December 31, 2020	December 31, 2019	December 31, 2018	Change
	(S/ in millions)			Dec 20 / Dec 19	Dec 19 / Dec 18
By type of risk
Exchange rate	3.3	0.4	5.6	2.9	(5.2)
Interest rate	0.4	1.2	2.4	(0.8)	(1.1)
Price	—	—	—	—	—
Diversification effect	(0.2)	(0.1)	(1.7)	(0.1)	1.6

Total	3.4	1.4	6.2	2.0	(4.7)

Interbank’s VaR increased from S/1.4 million as of December 31, 2019 to S/3.4 million as of December 31, 2020, mainly due to higher exchange risk volatility due to the COVID-19 pandemic and political crisis, which was partially offset by a lower interest rate risk due to stable low rates during the year.

Interbank’s VaR decreased from S/6.2 million as of December 31, 2018 to S/1.4 million as of December 31, 2019, mainly due to a lower global net foreign exchange position which decreased from S/239.6 million as of December 31, 2018 to S/90.8 million as of December 31, 2019.

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

Main Types of Risks

The main risks faced by Interseguro are insurance risk, credit risk, market risk, liquidity risk, real estate risk and operational risk. Other risks include interest rate risk and foreign exchange risk.

Insurance Risk

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

As of December 31, 2020, December 31, 2019 and December 31, 2018 Interseguro’s VaR calculated for its investment portfolio, classified by type of risk, was as follows:

	December 31, 2020	December 31, 2019	December 31, 2018	Change
	(S/ in millions)			Dec 20 / Dec 19	Dec 19 / Dec 18
By type of risk
Exchange rate	14.0	(1.7)	(3.3)	15.7	1.5
Interest rate	1,123.0	225.9	172.0	897.1	53.9
Price	32.6	6.4	28.6	26.1	(22.1)
Diversification effect	(456.9)	0.2	2.6	(457.1)	(2.4)

Total	712.7	230.9	200.0	481.8	30.9

Between December 31, 2019 and December 31, 2020, the value of Interseguro’s investment portfolio in financial instruments increased by more than S/1,431.3 million, which also led to an increase in exposure to market risk represented by the VaR, principally in interest rate risk and price risk.

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

	Repricing Gap at December 31, 2020
	1 - Month	1-3 Months	3 Months - 1 Year	1 Year – 3 Years	3 Years – 5 Years	Over 5 Years	Past-due loans / Equities	Insurance
	(S/ in millions)
Interest earning assets
Cash and due from banks	148.8	—	—	—	—	—	—	148.8
Instruments measured at fair value through other comprehensive income	16.1	10.5	117.7	436.3	560.6	10,502.2	1,016.9	12,660.2
Other assets	41.9	111.2	19.3	—	7.7	0.3	—	180.5

Total interest earning assets	206.8	121.7	137.0	436.3	568.3	10,502.5	1,016.9	12,989.6

Interest bearing liabilities
Due to banks and correspondents	—	—	1.1	—	—	—	—	1.1
Bonds, notes and other obligations	3.6	—	—	—	—	1,149.1	—	1,152.7
Insurance contract liabilities	88.5	173.9	773.6	1,764.1	1,721.6	7,980.1	—	12,501.7
Other liabilities	77.7	49.4	9.1	3.2	—	—	—	139.5

Total interest bearing liabilities	169.8	223.3	783.8	1,767.4	1,721.6	9,129.2	—	13,795.1

Marginal gap	37.0	(101.5)	(646.9)	(1,331.0)	(1,153.3)	1,373.3	1,016.9	(805.5)

Accumulated gap	37.0	(64.5)	(711.4)	(2,042.4)	(3,195.6)	(1,822.3)	(805.5)

	Repricing Gap at December 31, 2019
	1 - Month	1-3 Months	3 Months - 1 Year	1 Year – 3 Years	3 Years - 5 Years	Over 5 Years	Past-due loans / Equities	Insurance
	(S/ in millions)
Interest earning assets
Cash due from banks	296.7	—	—	—	—	—	—	296.7
Instruments measured at fair value through other comprehensive income	20.6	6.7	121.1	332.7	450.0	9,468.6	823.5	11,223.2
Other assets	50.6	139.7	17.2	—	2.3	0.3	—	210.1

Total interest earning assets	367.8	146.5	138.3	332.7	452.3	9,468.9	823.5	11,729.9

Interest bearing liabilities
Due to banks and correspondents	—	1.3	0.8	—	—	—	—	2.0
Bonds, notes and other obligations	2.0	0.3	—	—	—	968.8	—	971.1
Insurance contract liabilities	80.6	158.5	709.1	1,645.4	1,594.1	7,151.0	—	11,338.8
Other liabilities	24.4	41.2	12.7	3.1	—	—	—	81.4

Total interest bearing liabilities	107.1	201.3	722.7	1,648.4	1,594.1	8,119.8	—	12,393.4

Marginal gap	260.8	(54.8)	(584.4)	(1,315.8)	(1,141.9)	1,349.1	823.5	(663.5)

Accumulated gap	260.8	205.9	(378.5)	(1,694.2)	(2,836.1)	(1,487.0)	(663.5)	—

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

Real Estate Risk

Interseguro manages the risk associated with its real estate investment portfolio by constantly evaluating the financial position of prospective and current tenants to reduce the risk of losing rental income.

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

The primary source of Inteligo’s market risk is Inteligo Bank’s investment portfolio, as it represents over 95% of Inteligo’s VaR results. As of December 31, 2020, December 31, 2019 and December 31, 2018 Inteligo’s VaR, classified by type of risk was as follows:

	December 31, 2020	December 31, 2019	December 31, 2018	Change
By type of risk	(S/ in millions)			Dec 20 / Dec 19	Dec 19 / Dec 18
Exchange rate	5.4	0.5	0.1	4.9	0.4
Interest rate	1.3	(8.4)	(4.5)	9.6	(3.9)
Price	213.3	29.2	46.5	184.1	(17.3)
Diversification effect	(8.4)	(0.0)	(0.1)	(8.3)	0.0

Total	211.5	21.3	42.0	190.3	(20.8)

Inteligo’s VaR increased S/190.3 million as of December 31, 2020, mainly as a result of the higher levels of volatility during March and April amid the uncertainty caused by the COVID-19 pandemic and the policies adopted by several countries to slow its spread and reduce its economic impact, when compared to December 31, 2019.

Inteligo’s VaR decreased S/20.8 million as of the year ended December 31, 2019, mainly as a result of a reduction in market volatility, when compared to December 31, 2018.

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

The following tables summarize Inteligo’s exposure to interest rate risks. Inteligo’s financial instruments are presented at book value, classified by the period of the contract’s interest rate repricing or maturity date, whichever occurs first:

	Repricing Gap at December 31, 2020
	Up to 1 month	From 1 to 3 months	From 3 Months - 1 Year	From 1 Year - 3 Years	From 3 Years - 5 Years	Over 5 Years	Past-due loan/ Equities	Wealth Management
	(S/ in millions)
Interest earning assets
Cash and due from banks	289.4	32.9	120.0	0.0	25.2	—	—	467.5
Instruments measured at fair value through other comprehensive income	0.0	1.8	2.0	66.7	66.0	266.9	14.8	418.3
Loans, net of unearned interest	168.2	248.8	1,137.8	100.5	0.3	4.9	—	1,660.5
Other assets	5.2	11.0	—	—	6.2	—	—	22.4

Total interest earning assets	462.9	294.5	1,259.8	167.2	97.7	271.7	14.8	2,568.7

Interest bearing liabilities
Deposits and obligations and deposits from financial entities	214.3	267.1	900.6	145.1	5.5	—	—	1,532.5
Due to banks and correspondents	300.6	—	—	—	—	—	—	300.6

	514.9	267.1	900.6	145.1	5.5	—	—	1,833.1

Marginal gap	(52.0)	27.4	359.3	22.1	92.2	271.7	14.8	735.5
Accumulated gap	(52.0)	(24.6)	334.6	356.8	449.0	720.7	735.5	—

	Repricing Gap at December 31, 2019
	Up to 1 month	From 1 to 3 months	From 3 Months - 1 Year	From 1 Year - 3 Years	From 3 Years - 5 Years	Over 5 Years	Past-due loan/ Equities	Wealth Management
	(S/ in millions)
Interest earning assets
Cash due from banks	497.9	27.2	103.4	11.2	—	—	—	639.6
Instruments measured at fair value through other comprehensive income	—	0.1	0.8	84.1	95.8	210.2	14.4	405.3
Loans, net of unearned interest	99.3	213.8	1,018.5	290.3	0.6	2.2	0.2	1,624.7
Other assets	20.5	7.9	—	—	—	—	—	28.5

Total interest earning assets	617.7	249.0	1,122.6	385.6	96.3	212.4	14.6	2,698.1

Interest bearing liabilities
Deposits and obligations and deposits from financial entities	250.9	208.2	1,115.5	260.9	4.9	—	—	1,840.3
Due to banks and correspondents	315.3	—	—	—	—	—	—	315.3

Total interest bearing liabilities	566.3	208.2	1,115.5	260.9	4.9	0.0	0.0	2,155.7

Marginal gap	51.4	40.7	7.1	124.7	91.4	212.4	14.6	542.4
Accumulated gap	51.4	92.2	99.3	224.0	315.4	527.8	542.4	—

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

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2020.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Management, under the supervision and with the participation of the chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as adopted by IASB and includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as adopted by IASB, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, effective control over financial reporting cannot and does not provide absolute assurance of achieving our control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the U.S. Securities Exchange Act of 1934) as of December 31, 2020. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management concluded that, as of December 31, 2020, the Company’s internal control over financial reporting is effective based on those criteria.

EY Peru, an independent registered public accounting firm, has issued an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting, which is included in this Annual Report on Form 20-F under “Item 18. Financial Statements—Report of independent registered public accounting firm.”

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Felipe Federico Roy Morris Guerinoni, a member of our audit committee, meets the requirements of an “audit committee financial expert,” as defined by the SEC, and is an independent member of the audit committee under applicable SEC and NYSE rules.

See Item 6: “Directors, Senior Management and Employees—Board Practices—Audit Committee.”

Item 16B.	Code of Ethics

In 2020, we updated our code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act which applies to all directors, officers, employees, consultants and contractors without exception. The code is publicly available on the corporate governance section of our website at https://www.ifs.com.pe/. The information on our website is not incorporated into this Annual Report on Form 20-F.

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

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, EY Peru, during the fiscal years ended December 31, 2019 and 2020:

	Year ended December 31,
	2020(1)	2019(1)
	(S/ in millions)
Audit fees	11.5	10.4
Audit-related fees	0.1	0.2
Tax fees	0.9	0.8
Other fees	0.2	0.3

Total fees	12.7	11.6

(1)	Including taxes.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets out certain information concerning purchases of our previously issued shares by us or any affiliated purchaser during the fiscal year ended December 31, 2020.

Period	Total number of shares purchased(1)	Average price paid per share (S/)(2)	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
January 2020	—	—	—	—
February 2020	500	135.1	N/A	N/A
March 2020(3)	2,100	114.1	N/A	N/A
April 2020	—	—	—	—
May 2020	—	—	—	—
June 2020	—	—	—	—
July 2020	—	—	—	—
August 2020	—	—	—	—
September 2020	—	—	—	—
October 2020	—	—	—	—
November 2020	—	—	—	—
December 2020	24,324	111.1	N/A	N/A

Total(4)	26,924	—	—	—

(1)	All shares were purchased other than through a publicly announced plan or program via open-market transactions.
(2)

For convenience purposes only, amounts in soles in this column have been converted from U.S. dollars using a rate of S/3.621 to US$1.00, which was the exchange rate reported for December 31, 2020 by the SBS. These translations should not be construed as representations that the U.S. dollar amounts have been, could have been or could be converted into soles at that or at any other exchange rate.

(3)	During March 2020, the Company bought and sold 2,100 shares.
(4)	As of December 31, 2020, the Company and some Subsidiaries hold an aggregate of 24,824 shares issued by IFS.

Item 16F.	Change in Registrant’s Certifying Accountant

During the years ended December 31, 2020, 2019 and 2018 and through the date of this Annual Report on Form 20-F, EY Peru, has not resigned, has not indicated that it will decline to stand for re-election after the completion of its current audit nor has it been dismissed.

Item 16G.	Corporate Governance

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

Our audit committee complies with the criteria set forth under our “Audit Committee Charter,” the rules of the NYSE and Rule 10A-3(b)(1) of the Exchange Act, each as applicable to foreign private issuers. Our audit committee consists of three directors, all of whom are financially literate and one of whom is a financial expert. Our audit committee is fully independent in compliance with NYSE rules and Rule 10A-3(b) of the Exchange Act.

Audit committee additional requirements. §303A.07 of the NYSE Listed Company Manual requires that an audit committee must consist of at least three members, each of whom are financially literate and at least one of whom is a financial expert, and that the audit committee have a written charter outlining the committee’s responsibilities.	Our audit committee complies with the criteria set forth under our “Audit Committee Charter,” the rules of the NYSE and Rule 10A-3(b)(1) of the Exchange Act, each as applicable to foreign private issuers. Our audit committee consists of three directors, all of whom are financially literate and one of whom is a financial expert. The three members of the audit committee are independent.

Nominating/corporate governance committee. A nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04 of the NYSE Listed Company Manual	We do not have a nominating/corporate governance committee. Our board of directors has the power to establish such a committee in the future on the terms it deems appropriate.

Compensation committee. A compensation committee of independent directors is required. The committee must approve executive officer compensation and must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05 of the NYSE Listed Company Manual	We do not have a compensation committee. Our Board of Directors may establish a compensation committee in the future on the terms it deems appropriate.

Code of Ethics. A code of business conduct and ethics are required, as is disclosure of any waiver for directors or executive officers. §303A.10 of the NYSE Listed Company Manual	We have adopted a code of business conduct and ethics, as contemplated by the NYSE. Our board of directors has the obligation to verify compliance with the provisions of such code.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

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

2.1*

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

2.2**	Description of Securities registered pursuant to Section 12 of the Exchange Act.

3*	Irrevocable Proxy Agreement as of June 12, 2019, by and among International Financial Holdings Group Inc., in favor of George Pastor, Carlos Tomás Rodriguez Pastor, and Anne Marie See (previously filed as Exhibit 9.1 of Form F-1/A (File No. 333-232554) as filed with the SEC on July 15, 2019, and incorporated by reference herein).

8.*	List of Subsidiaries (previously filed as Exhibit 21.1 of Form F-1 (File No. 333-232554) as filed with the SEC on July 3, 2019, and incorporated by reference herein).

12.1**	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

(*)	Previously filed.
(**)	Filed herewith.

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

Date: April 26, 2021

INTERCORP FINANCIAL SERVICES, INC.
By	/s/ Luis Felipe Castellanos López Torres
Name:	Luis Felipe Castellanos López Torres
Title:	Chief Executive Officer

Intercorp Financial Services Inc. and Subsidiaries

Consolidated financial statements as of December 31, 2020 and 2019, together with the Report of Independent Registered Public Accounting Firm

Intercorp Financial Services Inc. and Subsidiaries

Consolidated financial statements as of December 31, 2020 and 2019, together with the Report of Independent Registered Public Accounting Firm

Content

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Intercorp Financial Services Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Intercorp Financial Services Inc. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Accounting Oversight Board (United States) (PCAOB), the Company´s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report date on April 26, 2021 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Expected credit loss on loan portfolio

Description of the matter

As described in Note 6(a) to the consolidated financial statements, the amount recognized as impairment allowance for loans is S/2,984,851,000 as of December 31, 2020. Also, as disclosed by management in Notes 3.4(h) and 30.1(d) to the consolidated financial statements, the allowance is calculated using an expected credit loss model (ECL). The ECL model determines the credit losses that are expected to arise for loans as a result of a significant increase in credit risk (SICR) from the initial date of the loan or when there is objective evidence of impairment. ECL allowances are measured at amounts equal to either (i) 12-month ECL; or (ii) lifetime ECL. The ECL is based upon the probability of default, the exposure to the default and the loss given default; which are based on supportable information about past events, current conditions and forward looking information (FLI). When estimating the ECLs, the Company considers three scenarios (optimistic, base and pessimistic), each of these is associated with different probability of default. Also, the Company currently is challenging to incorporate the specific effects of Covid-19 and government support measures on a reasonable and supportable basis. Therefore, the effects of Covid-19 cannot be reflected in ECL model, and management adjustments were considered in order to capture the uncertainty surrounding the economic impact of COVID-19.

Auditing the impairment allowance for loans was complex and required the application of significant judgment and involvement of specialists due to the inherent complexity of the models, assumptions, judgments, the forward-looking nature of key assumptions and the interrelationship of the critical variables in measuring the ECL. Significant assumptions and judgments with respect to the estimation of the allowance for credit losses include (i) the determination of when a loan has experienced a SICR; (ii) the forecast of FLI for multiple economic scenarios and the probability weighting of those scenarios; (iii) the calculation of both 12-month and lifetime credit losses; and (iv) the application of expert credit judgment, specially due to the economic effects of COVID-19. The allowance for credit losses is a significant estimate for which variations in model methodology, assumptions and judgments can have a material effect on the measurement of expected credit losses.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over the calculation of the ECL and the significant assumptions describe above, including the allowance related to the models and management adjustments due to economics effects of COVID-19. The controls we tested included, amongst others, controls over the identification of indicators of impairment, the determination of significant changes in credit risk, and management’s review and approval of models used to calculate the ECL, including the data inputs and outputs of those models; testing controls over the risk-rating process, and the governance and oversight controls over the review of the overall ECL.

To test the ECL, our audit procedures included, amongst others, involving our credit risk specialist to assess whether methodology and assumptions used to estimate ECL were consistent with the requirements of IFRS. Likewise, we assessed significant changes in credit risk triggers, management’s forecasting methodology and compare management’s forward-looking information to publicly available information from independent sources. Also, we assessed management adjustments included due to uncertainty surrounding the economic impact of COVID-19; the probability-weighted scenarios used in the ECL and perform independent recalculations and we tested the completeness and accuracy of data used in the measurement of the ECL. We also assessed the adequacy of the related financial statement disclosures.

Valuation of insurance contracts liabilities

Description of the matter

As described in Note 14(a) to the consolidated financial statements, the amount recognized as insurance contracts liabilities was S/12,501,723,000 as of December 31, 2020. This amount includes technical reserves for insurance premiums amounting to S/12,298,075,000 and technical reserves for claims amounting to S/203,648,000. The valuation of these liabilities was made based on the actuarial assumptions and data used in the calculation. The key actuarial economic assumptions used in the valuation of the insurance contracts are critical and include, amongst others, the mortality and morbidity tables and interest rates.

Auditing the Company’s insurance contract liabilities was complex and required the application of significant auditor judgment and involvement of specialists due to the actuarial models and highly judgemental nature of the actuarial assumptions used by management to estimate the liabilities. The key actuarial assumptions include mortality and morbidity tables, discount rates, and expenses. Changes in these assumptions could have significant effects on the valuation of the insurance contracts liabilities.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of the management’s controls, related to the valuation of insurance contract liabilities. This included testing the governance and oversight controls over the review of the actuarial models, the actuarial assumptions, and the data inputs used.

To test the valuation of the insurance contract liabilities, our audit procedures included, amongst others, comparing the methodology, actuarial models and actuarial assumptions used by the Company to recognized actuarial practices and testing the completeness and accuracy of the underlying insurance policy data used in the valuation. We involved our actuarial specialists to assist us in assessing the reasonableness of the assumptions and the appropriateness of the methodologies and models. Our actuarial specialists also performed an independent calculation of the insurance contract liabilities. In addition, our actuarial specialists assessed the reasonableness of the movement of insurance contracts liabilities considering changes in the actuarial assumptions in the reporting period. We also assessed the adequacy of the related financial statement disclosures.

Paredes, Burga & Asociados S. Civil de R.L.

A member practice of Ernst & Young Global Limited

/s/ Victor Tanaka

We have served as the Company‘s auditor since 2006

Lima, Peru

April 26, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Intercorp Financial Services Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Intercorp Financial Services Inc. and subsidiaries internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Intercorp Financial Services Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2020 and 2019, and the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and our report dated on April 26, 2021, expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Paredes, Burga & Asociados S. Civil de R.L.

A member practice of Ernst & Young Global Limited

/s/ Victor Tanaka

Lima, Peru

April 26, 2021

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of financial position

As of December 31, 2020 and 2019

	Note	2020	2019
		S/(000)	S/(000)
Assets
Cash and due from banks	4(a)
Non-interest bearing		3,397,663	2,704,758
Interest bearing		14,750,135	7,153,180
Restricted funds		617,684	1,270,937

		18,765,482	11,128,875
Inter-bank funds	4(e)	18,105	85,006
Financial investments	5	24,277,115	19,072,718
Loans, net:	6
Loans, net of unearned interest		43,504,274	38,531,632
Impairment allowance for loans		(2,984,851)	(1,394,779)

		40,519,423	37,136,853
Investment property	7	1,043,978	972,096
Property, furniture and equipment, net	8	844,427	950,943
Due from customers on acceptances		16,320	139,685
Intangibles and goodwill, net	9	1,042,585	979,262
Other accounts receivable and other assets, net	10	1,355,029	1,051,872
Deferred Income Tax asset, net	15	353,565	44,983

Total assets		88,236,029	71,562,293

	Note	2020	2019
		S/(000)	S/(000)
Liabilities and equity
Deposits and obligations	11
Non-interest bearing		9,354,487	5,644,238
Interest bearing		37,794,788	32,448,986

		47,149,275	38,093,224
Inter-bank funds	4(e)	28,971	169,138
Due to banks and correspondents	12	9,660,877	3,979,637
Bonds, notes and other obligations	13	7,778,751	6,890,290
Due from customers on acceptances		16,320	139,685
Insurance contract liabilities	14	12,501,723	11,426,631
Other accounts payable, provisions and other liabilities	10	2,146,152	1,960,227
Deferred Income Tax liability, net	15	11	13

Total liabilities		79,282,080	62,658,845

Equity, net	16
Equity attributable to IFS’s shareholders:
Capital stock		1,038,017	1,038,017
Treasury stock		(2,769)	(196)
Capital surplus		532,771	530,456
Reserves		5,200,000	4,700,000
Unrealized results, net		836,773	442,905
Retained earnings		1,303,317	2,145,688

		8,908,109	8,856,870
Non-controlling interest		45,840	46,578

Total equity, net		8,953,949	8,903,448

Total liabilities and equity, net		88,236,029	71,562,293

The accompanying notes are an integral part of these consolidated financial statements.

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of income

For the years ended December 31, 2020, 2019 and 2018

	Note	2020	2019	2018
		S/(000)	S/(000)	S/(000)
Interest and similar income	19	4,664,967	4,847,216	4,321,282
Interest and similar expenses	19	(1,192,284)	(1,423,963)	(1,177,294)

Net interest and similar income		3,472,683	3,423,253	3,143,988
Impairment loss on loans, net of recoveries	6(d.1) and (d.2)	(2,393,944)	(750,811)	(660,072)
(Loss) recovery due to impairment of financial investments	5(c)	(32,904)	(6,790)	13,077

Net interest and similar income after impairment loss		1,045,835	2,665,652	2,496,993
Fee income from financial services, net	20	723,500	925,885	874,426
Net gain on foreign exchange transactions		318,422	201,352	228,160
Net gain on sale of financial investments	5(b)(***)	185,383	112,215	14,240
Net gain from derecognition of financial assets at amortized cost	5(d)	—	8,474	—
Net gain on financial assets at fair value through profit or loss	5(e) and 10(b)(*)	165,883	103,210	11,979
Net gain on investment property	7(b)	44,929	96,168	85,298
Other income	21	62,117	70,660	69,043

		1,500,234	1,517,964	1,283,146

Insurance premiums and claims
Net premiums earned	22	514,981	420,633	319,579
Net claims and benefits incurred for life insurance contracts and others	23	(794,051)	(700,264)	(720,337)

		(279,070)	(279,631)	(400,758)

Other expenses
Salaries and employee benefits	24	(749,246)	(798,774)	(755,914)
Administrative expenses	25	(748,617)	(786,362)	(775,254)
Depreciation and amortization	8(a) and 9(a)	(268,750)	(262,015)	(164,698)
Other expenses	21	(144,047)	(131,163)	(141,615)

		(1,910,660)	(1,978,314)	(1,837,481)

Income before translation result and Income Tax		356,339	1,925,671	1,541,900
Translation result		(45,723)	17,770	(34,991)
Income Tax	15(c)	72,933	(493,326)	(415,515)

Net profit for the year		383,549	1,450,115	1,091,394

Attributable to:
IFS’s shareholders		383,259	1,441,258	1,084,280
Non-controlling interest		290	8,857	7,114

		383,549	1,450,115	1,091,394

Earnings per share attributable to IFS’s shareholders, basic and diluted (stated in Soles)	26	3.320	12.778	9.818

Weighted average number of outstanding shares (in thousands)	26	115,447	112,789	110,436

The accompanying notes are an integral part of these consolidated financial statements.

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of other comprehensive income

For the years ended December 31, 2020, 2019 and 2018

	Note	2020	2019	2018
		S/(000)	S/(000)	S/(000)
Net profit for the year		383,549	1,450,115	1,091,394
Other comprehensive income that will not be reclassified to the consolidated statement of income in subsequent periods:
Revaluation of gains on equity instruments at fair value through other comprehensive income	16(e)	8,176	116,672	41,398
Income Tax	16(e)	(36)	219	26

Total unrealized gain that will not be reclassified to the consolidated statement of income		8,140	116,891	41,424

Other comprehensive income to be reclassified to the consolidated statement of income in subsequent periods:
Net movement of debt instruments at fair value through other comprehensive income	16(e)	635,669	1,263,135	(478,005)
Income Tax	16(e)	(2,643)	7,878	6,309

		633,026	1,271,013	(471,696)
Insurance premiums reserve	16(e)	(332,536)	(1,001,073)	750,794

Net movement of cash flow hedges	16(e)	(17,968)	(63,938)	38,453
Income Tax	16(e)	3,559	13,052	(10,335)

		(14,409)	(50,886)	28,118
Translation of foreign operations	16(e)	76,935	(14,507)	26,589

Total unrealized gain to be reclassified to the consolidated statement of income in subsequent periods		363,016	204,547	333,805

Total other comprehensive income for the year, net of Income Tax		754,705	1,771,553	1,466,623

Attributable to:
IFS’s shareholders		752,973	1,762,477	1,460,736
Non-controlling interest		1,732	9,076	5,887

		754,705	1,771,553	1,466,623

The accompanying notes are an integral part of these consolidated financial statements.

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of changes in equity

For the years ended December 31, 2020, 2019 and 2018

			Attributable to IFS’s shareholders
							Unrealized results, net
	Number of shares						Instruments that will not be reclassified to the consolidated statement of income	Instruments that will be reclassified to the consolidated statement of income
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value	Debt instruments at fair value	Insurance premiums reserves	Cash flow hedges reserve	Translation of foreign operations	Retained earnings	Total	Non- controlling interest	Total equity, net
	(in thousands)	(in thousands)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2018	113,110	(5,428)	963,446	(467,200)	268,077	3,700,000	105,619	238,348	(675,095)	(36)	76,394	1,507,674	5,717,227	35,780	5,753,007
Net profit for the year	—	—	—	—	—	—		—	—	—	—	1,084,280	1,084,280	7,114	1,091,394
Other comprehensive income	—	—	—	—	—	—	41,935	(470,685)	750,670	27,947	26,589	—	376,456	(1,227)	375,229

Total other comprehensive income	—	—	—	—	—	—	41,935	(470,685)	750,670	27,947	26,589	1,084,280	1,460,736	5,887	1,466,623
Declared and paid dividends, Note 16(a)	—	—	—	—	—	—	—	—	—	—	—	(510,688)	(510,688)	—	(510,688)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,969)	(2,969)
Transfer of retained earnings to reserves, Note 16(g)	—	—	—	—	—	1,000,000	—	—	—	—	—	(1,000,000)	—	—	—
Sale of treasury stock, Note 16(b)	—	3,010	—	259,022	—	—	—	—	—	—	—	123,705	382,727	862	383,589
Dividends received by Subsidiaries on treasury stock	—	—	—	—	—	—	—	—	—	—	—	8,972	8,972	63	9,035
Purchase of non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	(161)	(161)
Others	—	—	—	—	—	—	—	—	—	—	—	(10,900)	(10,900)	940	(9,960)

Balance as of December 31, 2018	113,110	(2,418)	963,446	(208,178)	268,077	4,700,000	147,554	(232,337)	75,575	27,911	102,983	1,203,043	7,048,074	40,402	7,088,476
Net profit for the year	—	—	—	—	—	—	—	—	—	—	—	1,441,258	1,441,258	8,857	1,450,115
Other comprehensive income	—	—	—	—	—	—	117,329	1,268,496	(999,430)	(50,669)	(14,507)	—	321,219	219	321,438

Total other comprehensive income	—	—	—	—	—	—	117,329	1,268,496	(999,430)	(50,669)	(14,507)	1,441,258	1,762,477	9,076	1,771,553
Initial Public Offering, Notes 1(c), and 16(a) and (b)	2,337	2,418	74,571	208,178	262,379	—	—	—	—	—	—	138,997	684,125	814	684,939
Declared and paid dividends, Note 16(a)	—	—	—	—	—	—	—	—	—	—	—	(654,464)	(654,464)	—	(654,464)
Purchase of treasury stock, Note 16(b)	—	(1)	—	(196)	—	—	—	—	—	—	—	—	(196)	—	(196)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,654)	(3,654)
Dividends received by Subsidiaries on treasury stock	—	—	—	—	—	—	—	—	—	—	—	11,422	11,422	80	11,502
Others	—	—	—	—	—	—	—	—	—	—	—	5,432	5,432	(140)	5,292

Balance as of December 31, 2019	115,447	(1)	1,038,017	(196)	530,456	4,700,000	264,883	1,036,159	(923,855)	(22,758)	88,476	2,145,688	8,856,870	46,578	8,903,448
Net profit for the year	—	—	—	—	—	—	—	—	—	—	—	383,259	383,259	290	383,549
Other comprehensive income	—	—	—	—	—	—	8,175	630,944	(331,990)	(14,350)	76,935	—	369,714	1,442	371,156

Total other comprehensive income	—	—	—	—	—	—	8,175	630,944	(331,990)	(14,350)	76,935	383,259	752,973	1,732	754,705
Declared and paid dividends, Note 16(a)	—	—	—	—	—	—	—	—	—	—	—	(698,228)	(698,228)	—	(698,228)
Purchase of treasury stock, Note 16(b)	—	(23)	—	(2,573)	—	—	—	—	—	—	—	—	(2,573)	—	(2,573)
Transfer of retained earnings to reserves, Note 16(g)	—	—	—	—	—	500,000	—	—	—	—	—	(500,000)	—	—	—
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,432)	(2,432)
Sale of equity instruments at fair value through other comprehensive income, Note 5(j)	—	—	—	—	—	—	24,154	—	—	—	—	(24,154)	—	(40)	(40)
Others	—	—	—	—	2,315	—	—	—	—	—	—	(3,248)	(933)	2	(931)

Balance as of December 31, 2020	115,447	(24)	1,038,017	(2,769)	532,771	5,200,000	297,212	1,667,103	(1,255,845)	(37,108)	165,411	1,303,317	8,908,109	45,840	8,953,949

The accompanying notes are an integral part of these consolidated financial statements.

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of cash flows

For the years ended December 31, 2020, 2019 and 2018

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Cash flows from operating activities
Net profit for the year	383,549	1,450,115	1,091,394
Plus (minus) adjustments to net profit
Impairment loss on loans, net of recoveries	2,393,944	750,811	660,072
Loss (recovery) due to impairment of financial investments	32,904	6,790	(13,077)
Depreciation and amortization	268,750	262,015	164,698
Provision for sundry risks	4,918	3,872	3,504
Provision for asset seized	—	355	9,754
Deferred Income Tax	(308,068)	38,554	13,727
Net gain on sale of financial investments	(185,383)	(112,215)	(14,240)
Net gain from derecognition of financial assets at amortized cost	—	(8,474)	—
Net gain of financial assets at fair value through profit or loss	(165,883)	(103,210)	(11,979)
Net gain for valuation of investment property	(5,438)	(54,493)	(47,765)
Translation result	45,723	(17,770)	34,991
Net loss (gain) on sale of investment property	—	7,164	(4,655)
(Increase) decrease in accrued interest receivable	(207,474)	3,222	(64,215)
(Decrease) increase in accrued interest payable	(13,692)	48,307	24,627
Net changes in assets and liabilities
Net increase in loans	(5,663,256)	(4,938,144)	(5,421,176)
Net increase in other accounts receivable and other assets	(129,457)	(262,882)	(350,494)
Net decrease in restricted funds	620,292	15,240	673,907
Increase in deposits and obligations	9,138,664	4,373,366	1,045,762
Increase (decrease) in due to banks and correspondents	5,672,189	(320,775)	(124,017)
Increase in other accounts payable, provisions and other liabilities	1,724,914	841,334	899,183
Income Tax paid	(379,963)	(413,001)	(426,356)
(Increase) decrease of investments at fair value through profit or loss	(233,680)	98,583	(189,001)

Net cash provided by (used in) operating activities	12,993,553	1,668,764	(2,045,356)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows (continued)

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Cash flows from investing activities
Net (purchase) sale of investments at fair value through other comprehensive income and at amortized cost	(3,737,749)	145,888	(269,847)
Purchase of property, furniture and equipment	(52,371)	(68,185)	(72,709)
Purchase of intangible assets	(196,056)	(142,539)	(127,928)
Purchase of investment property	(61,243)	(60,865)	(55,795)
Sale of investment property	—	129,800	230,746

Net cash (used in) provided by investing activities	(4,047,419)	4,099	(295,533)

Cash flows from financing activities
Dividends paid	(698,228)	(654,464)	(510,688)
Issuance of bonds, notes and other obligations	1,150,000	2,255,551	595,258
Payments of bonds, notes and other obligations	(837,400)	(1,678,604)	(10,119)
Net decrease (increase) in receivable inter-bank funds	66,901	410,031	(93,821)
Net (decrease) increase in payable inter-bank funds	(140,167)	169,138	(30,008)
Initial Public Offering, net of related expenses	—	684,125	—
(Purchase) sale of treasury stock, net	(2,573)	(196)	383,589
Dividend payments to non-controlling interest	(2,202)	(3,245)	(2,969)
Lease payments	(89,162)	(117,463)	(105,567)

Net cash (used in) provided by financing activities	(552,831)	1,064,873	225,675

Net increase (decrease) in cash and cash equivalents	8,393,303	2,737,736	(2,115,214)
Translation (loss) gain on cash and cash equivalents	(99,113)	26,931	(23,341)
Cash and cash equivalents at the beginning of the year	9,851,729	7,087,062	9,225,617

Cash and cash equivalents at the end of the year, Note 3.4(af)	18,145,919	9,851,729	7,087,062

Supplementary cash flow information:
Cash paid by -
Interest	1,108,310	1,285,163	1,089,114
Dividends	700,660	658,117	513,665
Income Tax	379,963	425,651	363,990
Cash received from -
Interest	4,349,828	4,772,616	4,191,721
Dividends	111,097	83,977	73,047

The accompanying notes are an integral part of these consolidated financial statements.

Intercorp Financial Services Inc. and Subsidiaries

Notes to the consolidated financial statements

As of December 31, 2020 and 2019

1.	Business activity and Initial Public Offering

(a)	Business activity -

Intercorp Financial Services Inc. and Subsidiaries (henceforth “IFS”, “the Company” or “the Group”), is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006, and is a Subsidiary of Intercorp Perú Ltd. (henceforth “Intercorp Perú”), a holding Company incorporated in 1997 in the Commonwealth of the Bahamas. As of December 31, 2020 and 2019, Intercorp Perú holds directly and indirectly 70.64 and 70.62 percent of the issued and outstanding capital stock of IFS, respectively.

IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.

As of December 31, 2020 and 2019, IFS holds 99.30 percent of the capital stock of Banco Internacional del Perú S.A.A. – Interbank (henceforth “Interbank”), 99.84 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”), 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”).

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

The consolidated financial statements of IFS and Subsidiaries as of December 31, 2019, and for the year then ended, were approved by the Board of Directors on April 22, 2020. The consolidated financial statements as of December 31, 2020, and for the year then ended, have been approved and authorized for issuance by Management and the Audit Committee on April 26, 2021, and will be submitted for approval by the Board of Directors. In Management’s opinion, the accompanying consolidated financial statements will be approved by the Board of Directors without modifications.

(b)	Global pandemic Covid-19 -

(b.1)	State of National and Sanitary Emergency

In December 2019, a new coronavirus strain (SARS-CoV-2) was identified in Wuhan, China, which causes the coronavirus disease 2019 known as “Covid-19”, and subsequently, in March 2020, it was declared a global pandemic by the World Health Organization. Covid-19 has had a significant impact on the world economy. Many countries imposed travel bans, social isolation, and even people in many places have been and are subject to quarantine measures.

In the case of Peru, in March 2020, the Government declared a State of National and Sanitary Emergency ordering the closure of borders, mandatory social isolation, the closure of businesses considered non-essential (the exceptions were the production, distribution and commercialization of food and pharmaceuticals, financial services and healthcare), among other measures related to the health and well-being of citizens.

Notes to the consolidated financial statements (continued)

Subsequently, in May 2020, through Supreme Decree No. 080-2020, the government approved the gradual resumption of economic activities in order to mitigate the economic negative effects of the pandemic. The proposed reactivation would be in four phases based on the impact of each sector on the economy, being mining and industry, construction, services and tourism and commerce the first ones to restart, followed by manufacturing. The last phase had considered the reopening of the entertainment sector with reduced capacity.

Notwithstanding the aforementioned, due to the increase in the number of infections at national level, through Supreme Decree No. 009-2021, dated February 19, 2021, the Peruvian Government extended the State of Sanitary Emergency until September 2, 2021. Likewise, through Supreme Decree No. 036-2021-PCM, the State of National Emergency was also extended through March 31, 2021, with measures focused by region in the areas of health care and traffic restrictions on movement.

(b.2)	Economic measures adopted by the Peruvian Government

Within this context, the Ministry of Economy and Finance (henceforth “MEF”), the Central Reserve Bank of Peru (henceforth “BCRP”) and the Superintendence of Banking and Insurance and private Pension Fund Administrators (henceforth “SBS”), activated extraordinary measures aimed to alleviate the financial and economic impact of Covid-19, in particular on customers of the financial system (due to the closure of most sectors of economic activity), as well as some additional measures focused on securing the continuity of the economy’s payment chain.

The main measures implemented in the financial system are related to facilities for loan rescheduling (payment deferrals), suspension of counting of past due days, partial withdrawal of deposits from compensation from service time accounts, setting of Repo operations with the BCRP and the launching of credit programs guaranteed by the Peruvian Government, such as “Reactiva Peru”, created through Legislative Decree No. 1455-2020 and expanded through Supreme Decree No. 1486-2020, which has the purpose to secure the continuity of companies’ payment chain to face the impact of Covid-19.

Such program grants guarantees to companies to obtain working capital loans and thus fulfill their short-term obligations to their workers and suppliers of goods and services. This program manages guarantees for the entire Peruvian financial system whose total amounted to S/60,000 million.

As of December 31, 2020, Interbank holds loans of the “Reactiva Peru” program for an amount of S/6,615,768,000, from which S/5,855,826,000 are guaranteed by the Peruvian Government.

(b.3)	Measures adopted by the Company and Subsidiaries

Management and the Board of IFS monitors the situation closely and is focusing on four fundamental pillars which is going to allow the continuity of its operations; taking the following measures in each one of these pillars:

i)	Liquidity and solvency

Active participation in the BCRP’s daily operations, thus raising funds through loan reporting operations represented by securities. These funds were aimed to loans under the “Reactiva Peru” program, which in turn allowed a higher collection in the levels of deposits. Likewise, in order to strengthen its capital and regulatory capital to face with the volatile environment, the Group implemented the following measures:

Notes to the consolidated financial statements (continued)

•

The General Shareholders’ Meeting of Interbank held on April 3, 2020, approved the reduction in the percentage of distributable dividends for the 2019 period, from 45 percent to 25 percent. In addition, it was agreed that the net profit generated in the first quarter of 2020 would be capitalized, which amounted to S/231,887,000 and will be capitalized within the deadlines established by law for the holding of the General Shareholders’ Meeting.

•	On June 30, 2020, Interbank placed an International subordinated bonds for US$300,000,000.

•

In the Board’s Session held on June 30, 2020, Interseguro agreed to the capitalization of S/50,000,000 with charge to the period’s net profit. The capitalization of this amount will be performed in the year 2021 within the deadline established by law for the holding of the General Shareholders’ Meeting.

•	On September 30, 2020, Interseguro placed subordinated bonds for US$25,000,000.

•	In the General Shareholders’ Meeting held on December 24, 2020, Interseguro agreed to the capitalization of S/48,148,000 with charge to the retained earnings.

ii)	Operations

In order to sustain the Group’s operations, the following measures have been taken:

•	Provide to employees with technological tools.

•	Implementation of new protocols for business continuity under the current circumstances.

•	Monitoring of supplier operations related to the supply of cash.

•	Reinforcement of IT systems and cybersecurity.

iii)	Distribution channels

•	Financial stores – implementation of flexible opening hours.

•	ATMs – Maintenance and cash availability of cash at full capacity.

•	Call center – Increase of telephone operators.

•	Apps and home banking

iv)	Employees

•	Implementation of Covid-19 protocols and health surveillance.

•	Home office implementation

•	Testing kits to detect Covid-19 acquired for the Group’s employees and daily health tracking in case of contagion

Due to the nature of its operations, the subsidiary Inteligo, was not significantly impacted by the Covid-19 pandemic.

In Management’s opinion, these and other additional measures implemented will sufficiently enable IFS to address the negative effects of the Covid-19 pandemic.

(c)	Initial Public Offering

On July 3, 2019, the Board of IFS approved the filing with the Securities and Exchange Commission of the United States of America (henceforth “SEC”), of a Registration Statement under Form F-1 of the Securities Exchange Act of 1933 of the United States of America, in relation with a proposal of an Initial Public Offering (henceforth “Offering”) of IFS’s common shares.

Notes to the consolidated financial statements (continued)

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

As of December 31, 2020, Interbank had 215 offices (255 offices and a branch established in the Republic of Panama as of December 31, 2019). Regarding said branch, the Board’s Session held on April 23, 2019, approved the voluntary closure. In this sense, on October 1, 2020, the Superintendency of Banks of the Republic of Panama issued Resolution SBP-0115-2020 through which it cancelled the international banking license it had granted to Interbank to operate a branch in such country. Lastly, on December 14, 2020, the dissolution of the branch was registered in the Public Registry of Panama; at such date, the main asset held by the branch was a financial loan with Interbank itself.

Notes to the consolidated financial statements (continued)

Additionally, IFS holds approximately 100 percent of the shares of the following Subsidiaries:

Entity	Activity
Internacional de Títulos Sociedad Titulizadora S.A. -Intertítulos S.T.	Manages securitization funds.

Compañía de Servicios Conexos Expressnet S.A.C.	Services related to credit card transactions or products related to the brand “American Express”.

Inversiones Huancavelica S.A.	Real estate activities. Through a process of merging by absorption, which was authorized by the SBS in September 2019, the entity was absorbed by Banco Internacional del Perú S.A.A.

Contacto Servicios Integrales de Créditos y Cobranzas S.A.	Collection services. Through a process of merging by absorption, which was authorized by the SBS in September 2019, the entity was absorbed by Banco Internacional del Perú S.A.A.

(b)	Interseguro Compañía de Seguros S.A. and Subsidiary -

Interseguro is incorporated in Peru and its operations are governed by the Banking and Insurance Act. It is authorized by the SBS to issue life and general risk insurance contracts.

Interseguro holds participations in Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Perú (henceforth “Patrimonio Fideicometido – Interproperties Perú”), that is a structured entity, incorporated in April 2008, and in which several investors (related parties to the Group) contributed investment properties. Each investor or investors have ownership of and specific control over the contributed investment property. The fair values of the properties contributed by Interseguro, which were included in this structured entity as of December 31, 2020 and 2019, amounted to S/118,892,000 and S/114,058,000, respectively; see Note 7. For accounting purposes and under IFRS 10 “Consolidated Financial Statements” the assets included in said structure are considered “silos”, because they are ring-fenced parts of the wider structured entity (the Patrimonio Fideicometido - Interproperties Perú). The Group has ownership and decision-making power over these properties and the Group has the exposure or rights to their returns; therefore, the Group has consolidated the silos containing the investment properties that it controls.

In June and September 2019, Interseguro sold the entirety of its participation, equivalent to 15 percent, of the land lot located in Miraflores (Lima) called “Cuartel San Martín” to Urbi Propiedades S.A.C., a related entity, for an amount of S/63,132,000, through said sale, it transferred the ownership of said property; Note 7(a) and (e).

Additionally, in November 2019, Interseguro and Interproperties Perú transferred an investment property (Lilingstone lot, located in San Isidro) in favor of Interseguro, as well as the annulment of the corresponding certificates of participation. The amount of the transferred property amounted to S/253,557,000; see Note 7(a).

Notes to the consolidated financial statements (continued)

(c)	Inteligo Group Corp. and Subsidiaries -

Inteligo is an entity incorporated in the Republic of Panama. As of December 31, 2020 and 2019, it holds 100 percent of the shares of the following Subsidiaries:

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

Inteligo Perú Holding S.A.C.

Financial holding company incorporated in Peru in December 2018. As of December 31, 2020, it holds 99.99 percent interest in Interfondos S.A. Sociedad Administradora de Fondos, company that manages mutual funds and investment funds, which was Subsidiary of Interbank until December 2018, and subsequently was sold to Inteligo Perú Holdings S.A.C.

Inteligo USA, Inc.	Incorporated in the United States of America in January 2019 and provides investment consultancy and related services.

(d)	Negocios e Inmuebles S.A. and Holding Retail Perú S.A. -

These entities were acquired by IFS as part of the purchase of Seguros Sura and Hipotecaria Sura in 2017; Note 9(b). As of December 31, 2020 and 2019, as a result of the merger between Interseguro and Seguros Sura, both companies hold 8.50 percent of Interseguro’s capital stock. Likewise, as of December 31, 2018, these entities held collectively 30.0 percent of the capital stock of Hipotecaria Sura, which was extinguished in October 2019.

(e)	San Borja Global Opportunities S.A.C. -

Its corporate purpose is the marketing of products and services through Internet, telephony or related and it operates under the name of Shopstar, an online marketplace dedicated to the sale of products from different stores locally.

(f)	IFS Digital S.A.C. –

Entity incorporated in August 2020, its corporate purpose is to perform any type of investments and related services.

(g)	Hipotecaria Sura Empresa Administradora Hipotecaria S.A. -

Company dedicated to grant mortgage loans and acquired as part of the acquisition of the Sura Group in 2017. Since 2015 it has not granted loans and was extinguised in October 2019.

Notes to the consolidated financial statements (continued)

The information below presents a summary of the consolidated financial statements of the main Subsidiaries, before adjustments and eliminations for consolidation, as of December 31, 2020 and 2019, in accordance with the IFRS. For information on business segments, see Note 28:

	Interbank and Subsidiaries		Interseguro		Inteligo and Subsidiaries
	2020	2019	2020	2019	2020	2019
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of financial position -
Cash and due from banks	17,702,412	9,785,892	358,035	459,373	596,796	697,535
Financial Investments	8,966,316	5,574,515	12,895,017	11,463,674	1,881,043	1,592,001
Loans, net	38,859,028	35,512,483	—	—	1,660,526	1,624,503
Investment property	—	—	1,043,978	972,096	—	—
Total assets	68,038,621	53,019,361	14,786,389	13,378,974	4,308,618	4,098,057
Deposits and obligations	44,576,836	35,577,760	—	—	2,855,498	2,878,532
Due to banks and correspondents	9,359,157	3,662,250	1,117	2,049	300,603	315,338
Bonds, notes and other obligations	6,491,890	5,805,465	238,993	134,877	—	—
Insurance contract liabilities	—	—	12,362,929	11,287,837	—	—
Total liabilities	61,814,096	46,676,473	13,321,241	11,966,477	3,233,691	3,244,210
Equity attributable to IFS’s shareholders	6,224,525	6,342,888	1,465,148	1,412,497	1,074,927	853,847
Consolidated statement of income -
Net interest and similar income	2,783,057	2,783,943	616,887	582,817	111,762	106,509
Impairment loss on loans, net of recoveries	(2,393,923)	(750,787)	—	—	(21)	(24)
(Loss) recovery due to impairment of financial investments	170	43	(33,819)	(6,170)	745	(663)
Net gain of investment property	—	—	5,438	54,493	—	—
Fee income from financial services, net	619,842	827,064	(6,056)	(3,980)	163,968	164,312
Insurance premiums and claims	—	—	(279,070)	(279,620)	—	—
Net profit (loss) for the year attributable to IFS’s shareholders	(5,672)	1,228,538	200,826	186,934	243,125	200,254

Notes to the consolidated financial statements (continued)

3.	Significant accounting policies

3.1	Basis of presentation -

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

3.2	Adoption of new standards and disclosures -

In these consolidated financial statements, the Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The following standards, interpretations or amendments have been adopted for the first time in 2020, but they have not had a significant impact on the Group’s consolidated financial statements

•	Amendments to IFRS 3 “Business Combinations”

The amendment to IFRS 3 clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that, together, significantly contribute to the ability to create output. Furthermore, it clarifies that a business can exist without including all of the inputs and processes needed to create outputs.

These amendments did not have any impact on the Group´s consolidated financial statements, but may impact future periods if the Group enters into any business combinations.

•	Amendments to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”

The amendments provide a new definition of “material” that states, “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity”. The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, reported in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users.

These amendments did not have any significant impact on the Group´s consolidated financial statements.

•	Conceptual Framework for Financial Reporting issued on March 29, 2018

Although the Conceptual Framework is not a standard, its purpose is to assist the IASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards.

Notes to the consolidated financial statements (continued)

The revised Conceptual Framework includes some new concepts, updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. These amendments did not have any impact on the Group´s consolidated financial statements.

•	Amendments to IFRS 16 “Leases”

In May 2020, the IASB issued amendment to IFRS 16 that provide relief to lessees from the application of said standard, which are related to lease modification accounting for rent concessions for Covid-19 pandemic. These amendments require a lessee applying the practical expedient, to record Covid-19 related rent concessions as if they were not a lease modification. Likewise, a lessee may elect not to assess whether a Covid-19 related rent concession is a lease modification.

This amendment did not have an impact on the Group´s consolidated financial statements.

Since January 1, 2019, the Group is applying: (i) IFRS 16 “Leases”, whose accounting policies and impacts are described in Notes 3.4(j) and 8(e); and (ii) the first phase of the amendments to IFRS 9 “Financial Instruments”, IAS 39 “Financial Instruments: Recognition and Measurement”, and IFRS 7 “Financial Instruments: Disclosures”; referred to the Interest rate benchmark reform, whose accounting policies and impacts are described in Notes 3.4(ag) and 10(b)(vi).

3.3	Basis of consolidation -

The consolidated financial statements comprise the financial statement of IFS and its Subsidiaries (see Note 2).

For accounting consolidation purposes, control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns. Specifically, the Group controls an investee if and only if the Group has:

•	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);

•	Exposure, or rights, to variable returns from its involvement with the investee; and

•	The ability to use its power over the investee to affect its returns.

Generally, it is presumed that a majority of voting rights entitles to control. In order to support this presumption and when the Group has less than the majority of votes or similar rights in the investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

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

Notes to the consolidated financial statements (continued)

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

Functional and presentation currency:

The Group has determined that its functional and presentation currency is the Sol, because it reflects the economic substance of the underlying events and circumstances relevant to most of the Group’s entities, insofar as its main operations and/or transactions, such as loans granted, financing obtained, sale of insurance premiums, interest and similar income, interest and similar expenses and an important percentage of purchases are established and settled in Soles; in addition, it corresponds to the functional currency to most of the Subsidiaries; except for Inteligo Bank, whose functional currency is the US Dollar.

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

Foreign currency balances and transactions:

Foreign currency transactions and balances are those performed in currencies different from the functional currency. Transactions in foreign currencies are initially recorded in the functional currency using the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate in effect on the reporting date. The differences between the closing rate at the date of each consolidated statement of financial position presented and the exchange rate initially used to record the transactions in foreign currency are recognized in the consolidated statement of income in the period in which they arise, in the caption “Translation result”. Non-monetary assets and liabilities acquired in a foreign currency are recorded at the exchange rate at the date of the initial transaction.

Notes to the consolidated financial statements (continued)

(b)	Interest income -

(b.1)	Effective interest rate method -

Interest income is recorded using the effective interest rate (“EIR”) method for all financial assets measured at amortized cost, interest rate derivatives for which hedge accounting is applied and the related amortization/recycling effect of hedge accounting. The interest income of financial assets that accrue interests measured at fair value through other comprehensive income according to IFRS 9 is also recorded using the EIR method. Interest expenses are also calculated using the EIR method for all financial liabilities held at amortized cost. EIR is the rate that exactly discounts estimated future cash flows through the expected life of the financial instrument or, when appropriate, a shorter period at the net carrying amount of the financial asset.

The EIR is calculated by taking into account transaction costs and any discount or premium on the acquisition of the financial asset, as well as fees and costs that are an integral part of the EIR. The Group recognizes interest income using the best estimate of a constant rate of return over the expected life of the financial asset. Therefore, the EIR calculation also takes into account the effect of potentially different interest rates that may be charged at various stages of the financial asset’s expected life, and other characteristics of the product’s life cycle (including prepayments, penalty interest and charges).

If expectations of fixed rate financial assets’ or liabilities’ cash flows are revised for reasons other than credit risk, then changes to future contractual cash flows are discounted at the original EIR, and the adjustment is recorded as a positive or negative adjustment of the carrying amount of the financial asset in the consolidated statement of financial position with an increase or decrease in Interest revenue.

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

When a financial asset becomes impaired, and, therefore, it is classified as Stage 3 (as established in Note 3.4(h), the Group calculates the interest income by applying the EIR at the amortized cost of the asset. If the financial assets “recover”, as detailed in Note 30.1(d), and is no longer impaired, the Group recalculates the interest income in gross figures.

For purchased or originated credit-impaired (POCI) assets, as established in Note 30.1(d), the Group calculates the interest income by determining the credit-adjusted EIR at the amortized cost of the asset. The credit-adjusted EIR is the interest rate that, in the initial recognition, discounts the estimated future cash flows (including credit losses) at the amortized cost of POCI assets.

The interest income for all trading assets, that is, for those that are measured at fair value through profit or loss, are presented under the caption “Net gain (loss) of financial assets at fair value through profit or loss” of the consolidated statement of income.

Notes to the consolidated financial statements (continued)

(c)	Banking services commissions -

The Group earns fee and commission income from a diverse range of financial services it provides to its customers. Fee and commission income is recognized at an amount that reflects the consideration to which the Group expects to be entitled in exchange for providing the services.

The performance obligations, as well as the timing of their satisfaction, are identified and determined at the inception of the contract. The Group’s income from contracts do not typically include multiple performance obligations.

When the Group provides a service to its clients, the consideration is invoiced and generally due immediately upon satisfaction of a service provided at a point in time or at the end of the contract period for a service provided over time.

The Group has generally concluded that it is the principal in its revenue arrangements because it typically controls the services before transferring them to the customer.

The fees included in the caption “Fees for banking services, net” that make up part of the consolidated statement of income include fee income where performance obligations are satisfied at a specific time or over a period of time.

Fee income where performance obligations are satisfied over a period of time include, among others, collection services, funds management, memberships, fees for contingent loans and credit card insurance. Likewise, fee income where performance obligations are satisfied at a specific time include, among others, banking service fees, brokerage and custody services, and credit card fees.

Below is the main income from contracts with customers that are recognized in the consolidated statement of financial position:

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

Accounting policies for insurance activities:

The Group applies to insurance contracts the existing accounting policies prior to the adoption of IFRS (i.e., accounting standards established by the SBS for financial and insurance entities in Peru) with certain modifications as described below:

Notes to the consolidated financial statements (continued)

•

Incurred but not reported claims reserves (IBNR): These reserves are calculated and applied at each recording period using the Chain Ladder methodology, which considers past experience based on cumulative claims losses to estimate future claims developments.

•

Technical reserves for life annuities and retirement, disability and survival pensions: Until May 31, 2018, to calculate the reserve of insurance contracts; the Group considered the Chilean current mortality and morbidity tables (improved RV–2009, B–2006 and MI–2006). In addition, to discount the future cash flows of these liabilities, for portfolio’s debt instruments, the Group set an average rate for matching periods and a 3-percent rate for non-matching periods. From June 2018, the Group uses the Peruvian mortality tables SPP-S-2017 and SPP-I-2017 (men and women), published by the SBS through Resolution No. 886-2018 dated March 7, 2018, and set the discount interest rate through the Matching Adjustment method plus an illiquidity premium to discount all the pension cash flows; see Note 14(e).

As previously mentioned, in 2018, the Group’s Management decided to modify its accounting policy and reflect the effect of the change in the value of liabilities coming from retirement, disability and survival pensions, caused by the variations in the market interest rate used to discount these liabilities, in the consolidated statement of other comprehensive income (formerly reflected in the consolidated statement of income). This change was made to reduce the volatility in the profits or losses associated to the effect of changes in market interest rates, as the financial assets supported such insurance liabilities were measured at fair value through other comprehensive income. Likewise, it modified the assumptions used in the determination of the discount rate with the purpose of reflecting the business nature in the long term.

The effect of the first application of SPP-S-2017 and SPP-I-2017 tables as of June 1, 2018, amounted to S/144,777,000; which, in accordance with IAS 8, has been recognized prospectively affecting the results of the year within the caption “Net premiums earned” in the year 2018.

The effects of the first application of “Matching Adjustement” interest rates as of June 1, 2018, amounted to S/423,080,000; which, according to IAS 8, was prospectively recognized and was part of the year’s movement in other comprehensive results within the caption “Unrealized results, net”, in the year 2018.

Product classification:

Insurance contracts are those contracts where the Group (the insurer) has accepted significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder for a specified uncertain future event (the insured event) that adversely affects the policyholder. As a general guideline, the Group determines whether it has significant insurance risk by comparing benefits paid with benefits payable if the insured event did not occur. Insurance contracts may also transfer a financial risk. When the contract has a financial component and transfers no relevant insurance risk as established by IFRS 4 “Insurance Contracts”, the contract is recorded based on IFRS 9 “Financial Instruments”. These contracts are presented in the caption “Other accounts payable, provisions and other liabilities” as “Contract liability with investment component” of the consolidated statement of financial position; see Note 10(a).

Once a contract has been classified as an insurance contract, it remains as an insurance contract for the remainder of its life, even if the insurance risk is reduced significantly during this period, unless all rights and obligations are extinguished or expire.

Notes to the consolidated financial statements (continued)

Life insurance contracts offered by the Group include retirement, disability and survival insurance, annuities and group and individual life. Non-life insurance contracts mainly include SOAT (mandatory individual car accident insurance) and credit card insurance, among others.

Insurance receivables:

Insurance receivables are initially recognized when due and are measured at the fair value of the consideration received or receivable. Consequently, in its initial recognition, insurance receivables are measured at amortized cost. As of December 31, 2020 and 2019, the carrying value of the insurance receivables is similar to their fair value due to their short-term maturity. The carrying value of insurance receivables is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable, with the impairment loss recorded in the consolidated statement of income.

Reinsurance:

The Group cedes the insurance risk in the normal course of its operations mainly due to pension fund risks and life insurance risks (individual and group). The reinsurance assets represent balances due and payable by reinsurance companies. Reinsurance is ceded on a proportional basis.

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

Notes to the consolidated financial statements (continued)

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

Insurance claims reserves include reserves for reported claims and an estimate of the IBNR. As of December 31, 2020 and 2019, IBNR reserves were determined on the basis of the Chain Ladder methodology, whereby the weighted average of past claims’ development is projected into the future. Adjustments to the liabilities at each reporting date are recorded in the consolidated statement of income. The liability is derecognized when the contract expires, is discharged or cancelled.

At each reporting date an assessment is made on whether the recognized life insurance liabilities are sufficient, by using an existing liability adequacy test as established by IFRS 4. In the case of annuities and retirement, disability and survival insurance, this test was conducted by using current assumptions for mortality and morbidity tables and interest rates. As of December 31, 2020 and 2019, Management determined that liabilities were sufficient and therefore, it has not recorded any additional life insurance contract liability.

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

Property, casualty and group life insurance contracts:

Unearned premiums are those proportions of premiums written in a year that relate to periods of risk afterwards the reporting date. Unearned premiums are calculated on a daily pro rata basis. The proportion attributable to subsequent periods is deferred as a provision for unearned premiums.

Recognition of benefits, claims and expenses:

(i)	Gross benefits and claims

Gross benefits and claims for life insurance contracts include the cost of all claims arising during the year, including internal and external claims handling costs that are directly related to the processing and settlement of claims.

Death, survival and disability claims are recorded on the basis of notifications received. Annuities payments are recorded when due.

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

Financial assets and liabilities, with the exception of loans, are initially recognized at the trading date. This includes regular transactions of purchases or sales of financial assets that require the delivery of assets within the time frame generally established by regulation or convention on the marketplace. Loans are recognized when the funds are transferred to the customers while deposits and obligations are recognized when the funds are received by the Group .

(e.2)	Initial measurement of financial instruments

The classification of financial instruments at initial recognition depends on the characteristics of the business model and contractual flows for managing the instruments, as described in Notes 3.4(f.1.1) and 3.4(f.1.2). Financial instruments are initially measured at their fair value (as defined in Note 3.4(e.4)), except in the case of financial assets and financial liabilities recorded at fair value through profit or loss, transaction costs are added to, or substracted from, this amount. Accounts receivable are measured at the transaction price. When the fair value of financial instruments at initial recognition differs from the transaction price, the Group accounts for the Day 1 profit or loss, as described below.

(e.3)	Day 1 profit or loss

When the transaction price of the instrument differs from the fair value at origination and the fair value is based on a valuation technique that only uses inputs observable in market transactions, the Group recognizes the difference between the transaction price and fair value in the net trading income. In those cases where fair value is based on models for which some of the inputs are not observable, the difference between the transaction price and the fair value is deferred and is only recognized in profit or loss when the inputs become observable, or when the instrument is derecognized. It should be noted that during the years 2020 and 2019, the Group did not originate any differences related to these characteristics.

Notes to the consolidated financial statements (continued)

(e.4)	Measurement categories of financial assets and liabilities

The Group classifies all of its financial assets based on the business model and the contractual terms, measured at either:

•	Amortized cost, as explained in Note 3.4(f.1).

•	Fair value through other comprehensive income, as explained in Notes 3.4(f.4) and (f.5).

•	Fair value through profit or loss, as explained in Note 3.4(f.7).

The Group classifies and measures its derivative and trading portfolio at fair value through profit or loss as explained in Notes 3.4(f.2) and (f.3). The Group may designate financial instruments at fair value through profit or loss, if so doing eliminates or significantly reduces measurement or recognition inconsistencies, as explained in Note 3.4(f.7).

Financial liabilities, other than financial guarantees, are measured at amortized cost or at fair value through profit or loss when they are held for trading, are derivative instruments or the fair value designation is applied, as explained in Note 3.4(f.6). It should be noted that during 2020 and 2019, the Group only presents derivative financial instruments measured in this way.

(f)	Financial assets and liabilities -

Following is the description of the assets and liabilities held by the Group, as well as the criteria for their classification:

(f.1)	Assets measured at amortized cost -

As required by IFRS 9, the Group measure cash and due from banks inter-bank funds, financial investments in debt instruments, loans and other financial assets at amortized cost if the following two conditions are met:

•	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding.

The details of these conditions are presented below:

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

The expected frequency, value and timing of sales are also important aspects of the Group’s assessment. The business model assessment is based on reasonably expected scenarios without taking “worst case” or “stress case”. If cash flows after initial recognition are realized in a way that is different from the Group’s original expectations, the classification of the

Notes to the consolidated financial statements (continued)

remaining financial assets that remain in that business model will not be changed, but incorporates such information when assessing newly purchased financial assets.

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

The most significant elements within a lending arrangement are the time value of money and credit risk. To perform the SPPI assessment, the Group applies judgement and considers relevant factors such as the currency in which the financial asset is denominated, and the period for which the interest rate is set. In contrast, contractual terms that introduce volatility in the contractual cash flows that are unrelated to a basic lending arrangement do not give rise to contractual cash flows that are solely payments of principal and interest on the amount outstanding. In such cases, the financial asset is required to be measured at fair value through profit or loss.

(f.2)	Derivatives recorded at fair value through profit or loss -

A derivative is a financial instrument or other contract with the following three characteristics:

•

Its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable; provided that, in the case of a non-financial variable, it is not specific to part of the contract (i.e., the “underlying”).

•	It requires no initial net investment or an initial net investment that is smaller than the required for other types of contracts expected to have a similar response to changes in market factors.

•	It is settled at a future date.

The Group enters into derivative transactions with various counterparties, such as: interest rate swaps, cross-currency swaps, foreign currency options and foreign currency forward contracts. Derivatives are recorded at fair value and carried as assets when their fair value is positive and as liabilities when their fair value is negative. The notional amount and fair value of such derivatives are presented separately in Note 10(b). Changes in the fair value of derivatives are included in net trading income unless hedge accounting is applied. Hedge accounting disclosures are presented in Note 3.4(i).

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

Notes to the consolidated financial statements (continued)

independently of that instrument, or has a different counterparty from that instrument, is not an embedded derivative, but a separate financial instrument.

Embedded derivatives in financial assets, liabilities and non-financial host contacts, were treated as separate derivatives and recorded at fair value if they met the definition of a derivative (as defined above), their economic characteristics and risks were not closely related to those of the host contract, and the host contract was not itself held for trading or designated at fair value through profit or loss. The embedded derivatives separated from the host contract are carried at fair value in the trading portfolio with changes in the fair value recognized in the consolidated statement of income.

In the case of embedded derivatives in financial assets, they are not separated from the financial asset and, therefore, the classification rules are applied to the hybrid instrument in its entirety, as described in Note 3.4(e.4).

As of December 31, 2020 and 2019, the Group does not present embedded derivatives needed to be separated from the host contract for being closely related.

(f.3)	Financial assets or financial liabilities held for trading -

The Group classifies financial assets or financial liabilities as held for trading when they have been purchased or issued primarily for short-term profit making through trading activities or form part of a portfolio of financial instruments that are managed together, for which there is evidence of a recent pattern of short-term profit taking. Held-for-trading assets and liabilities are recorded and measured in the consolidated statement of financial position at fair value. Changes in fair value are recognized in the statement of income. Interest income or expense and dividend are recorded in the statement of income according to the terms of the contract, or when the right to payment has been established. Included in this classification are debt securities, equities and short positions that have been acquired mainly for the purpose of selling them in the short term.

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

Debt instruments at fair value through other comprehensive income are subsequently measured at fair value through other comprehensive income. Interest income and foreign exchange gains and losses are recognized in profit or loss in the same manner as for financial assets measured at amortized cost, as explained in Note 3.4(f.1). The expected credit loss calculation for debt instruments at at fair value through other comprehensive income is explained in Note 3.4(h)(iii) . When the Group holds more than one investment in the same security, they are deemed to be disposed of on a “first-in first-out” basis. On derecognition, cumulative gains or losses previously recognized in other comprehensive income are reclassified to income.

Notes to the consolidated financial statements (continued)

(f.5)	Equity instruments at fair value through other comprehensive income -

Upon initial recognition , the Group occasionally elects to classify irrevocably some of its equity investments as equity instruments at at fair value through other comprehensive income when not held for trading. Such classification is determined on an instrument-by- instrument basis.

Gains and losses on these equity instruments are never recycled to profit even when the asset is sold. Dividends are recognized in the consolidated statement of income as income when the right of the payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the instrument, in which case, such gains are recorded in other comprehensive income. Equity instruments at at fair value through other comprehensive income are not subject to impairment assessment.

(f.6)	Financial liabilities -

After initial measurement, financial liabilities, except those measured at fair value through profit or loss; see (f.7), are measured at amortized cost. Amortized cost includes commissions and interest, transaction lost and any other premium or discount. A compound financial instrument which contains both a liability and an equity component is separated at the issuance date.

The Group first establishes whether the instrument is a compound instrument and classifies such instrument’s components separately as financial liabilities, financial assets, or equity instruments in accordance with IAS 32. Classification of the liability and equity components of a convertible instrument is not revised as a result of a change in the likelihood that a conversion option will be exercised, even when exercising the option may appear to have become economically advantageous to some holders. When allocating the initial carrying amount of a compound financial instrument to the equity and liability components, the equity component is assigned as the residual amount after deducting from the entire fair value of the instrument, the amount separately determined for the liability component. The value of any derivative features (such as call options) embedded in the compound financial instrument, other than the equity component (such as an equity conversion option), is included in the liability component. Once the Group has determined the split between equity and liability, it further assesses whether the liability component has embedded derivatives that must be split for accounting purposes.

(f.7)	Financial assets and financial liabilities at fair value through profit or loss -

Financial assets and financial liabilities in this category are those that are not held for trading and have been either designated by Management upon initial recognition or are mandatorily required to be measured at fair value under IFRS 9. Management designates an instrument at fair value through profit or loss upon initial recognition when one of the following criteria is met:

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

•	The liabilities contain one or more embedded derivatives, unless they do not significantly modify the cash flows that would otherwise be required by the contract.

Notes to the consolidated financial statements (continued)

Financial assets and liabilities at fair value through profit or loss are recorded in the consolidated statement of financial position at fair value. Changes in fair value are recorded in profit and loss with the exception of movements in fair value of liabilities designated at fair value through profit or loss due to changes in the Group’s own credit risk. Such changes in fair value are recorded in other comprehensive income and do not get reclassified to profit or loss. Interest accrued on assets that must be measured at fair value through profit or loss is recorded using the contractual interest rate. Dividend income from equity instruments measured at fair value through profit or loss is recorded in profit or loss as “Interest and similar income”; see Note 19, when the right to the payment has been established.

(f.8)	Financial guarantees and letters of credit -

The Group issues financial guarantees, and letters of credit.

Financial guarantees are initially recognized in the consolidated financial statements (within provisions) at fair value, which is equivalent to the commission received. Subsequent to initial recognition, the recognized liability is measured at the higher amount between: a) amount initially recognized less its cumulative amortization; and b) an Expected Credit Loss (“ECL”) provision determined as set out in Note 3.4(h)(ii).

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

The reclassification of financial assets will take place as long as the business model that manages the financial assets is changed. It is expected that this change is very rare. These changes are determined by Management as a result of external or internal changes and must be significant for the Group’s operations and demonstrable to third parties. Consequently, a change in the Group’s business model will take place only when it begins or ceases to carry out an activity that is significant for its operations. As of December 31, 2020 and 2019, the Group has not reclassified its financial assets after their initial recognition. Financial liabilities are never reclassified.

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

As of December 31, 2020 and 2019, the Group did not keep any repurchase agreements.

Notes to the consolidated financial statements (continued)

(g)	Derecognition of financial assets and liabilities -

(g.1)	Derecognition due to substantial change in terms and conditions -

The Group derecognizes a financial asset, such as a loan to a customer, when the terms and conditions have been renegotiated to the extent that, substantially, it becomes a new loan, with the difference recognized as a derecognition gain or loss, to the extent that an impairment loss has not already been recorded.

When assessing whether or not to derecognize a loan to a customer, among others, the Group considers the following factors:

•	Change in the loan’s currency.

•	Introduction of an equity feature.

•	Change in customer’s credit risk.

•	If the modification is such that the instrument would no longer meet the SPPI criterion.

Regarding the financial liabilities, the Group considers a substantial amendment based on qualitative factors and provided it exists a difference between the present value of the discounted cash flows under the new conditions and the original book value of the financial liability is larger than ten percent.

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

The Group has transferred the financial asset if, and only if, either:

•	Has transferred its contractual rights to receive cash flows from the financial asset, or

•	It retains the rights to the cash flows, but has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement.

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

Notes to the consolidated financial statements (continued)

•

The Group has to remit any cash flows it collects on behalf of the eventual recipients without material delay. In addition, the Group is not entitled to reinvest such cash flows, except for investments in cash or cash equivalents including interest earned, during the period between the collection date and the date of agreed revision with the eventual recipients.

A transfer only qualifies for derecognition if either:

•	The Group has transferred substantially all the risks and rewards of the asset, or

•	The Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

The Group considers that control is transferred if, and only if, the transferee has the ability to sell the asset in its entirety to an unrelated third party and is able to exercise that ability unilaterally.

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

As of December 31, 2020 and 2019, the Group did not recognize net losses as a consequence of derecognition of financial assets accounts.

Notes to the consolidated financial statements (continued)

(g.2.2)	Financial liabilities

A financial liability is derecognized when the obligation under the liability has been discharged, cancelled or has expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference between the carrying value of the original financial liability and the consideration paid is recognized in profit or loss of the period.

(h)	Impairment of financial assets -

(i)	Overview of the expected credit loss principles -

The Group records an allowance for expected credit losses for all loans and other debt financial assets not held at fair value through profit or loss, together with financial guarantee contracts. Equity instruments are not subject to impairment under IFRS 9.

The determination of the expected credit loss is based on the credit losses expected to arise over the life of the asset, unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12-month expected credit loss as described in (ii) below. The policies for determining whether there has been a significant increase in credit risk are set out in Note 30.1(d).

Both lifetime expected credit loss and 12-month expected credit loss are calculated on either an individual basis or a collective basis, depending on the nature of the portfolio. The Group’s policy for grouping financial assets measured on a collective basis is explained in Note 30.1(d).

The Group has established a policy to perform an assessment, at the end of each reporting period, of whether a financial instrument’s credit risk has increased significantly since initial recognition. This is further explained in Note 30.1(d).

Based on the above mentioned process, IFS groups its loans into “Stage 1”, “Stage 2”, “Stage 3” and purchased or originated credit impaired financial assets (“POCI”), as described below:

Stage 1: When loans are first recognized, the Group recognizes an allowance based on the 12-month expected credit loss. Stage 1 also includes loans whose credit risk has improved and the loan has been reclassified from Stage 2.

Stage 2: When a loan has shown a significant increase in credit risk since inception, the Group records an allowance based on the expected credit lossfor rhe entire lifetime of the financial asset. Stage 2 also includes loans whose credit risk has improved and the loan has been reclassified from Stage 3.

Stage 3: Loans considered credit impaired (as outlined in Note 30.1(d)). The Group records an allowance for the entire lifetime of the financial asset.

POCI: Purchased or originated credit impaired assets are financial assets that are impaired on initial recognition. POCI assets are recorded at fair value at original recognition and interest income is subsequently recognized based on a credit-adjusted EIR. ECLs are only recognized or released to the

Notes to the consolidated financial statements (continued)

extent that there is a subsequent change in the expected credit losses. It should be noted that during the year 2020 and 2019, the Group has not purchased or originated POCI financial assets.

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

(ii)	The contractual terms of the financial asset give rise, on specified dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount.

•	Accounts receivable from leases.

•	Assets from contracts.

•	Financial guarantee contracts.

In this regard, as of December 31, 2020 and 2019, the Group’s financial assets subject to a correction for expected credit loss are the following:

•	Cash and due from banks.

•	Inter-bank funds.

•	Financial investments; see Notes 3.4(f), 5 and 30.1(e).

•	Loans; see Notes 3.4(f.1), 6 and 30.1(d).

•	Due from customers on acceptances.

•	Other accounts receivable and other assets.

Due to the Covid-19 pandemic, the Group has been periodically assessing impairment signs to timely identify an increase in the credit loss risk. Thus, for those financial assets other than financial investments and the loan portfolio, Group Management has estimated the expected credit loss, concluding that it is neither significant nor relevant, given that the maximum period considered for measuring expected credit losses is very small or, even if it implies a longer term, because the main debtor is the Central Reserve Bank (“BCRP”, by its Spanish acronym) or corresponds to cash in vaults of the Group.

(ii)	Calculation of ECL -

The Group calculates ECL based on three probability-weighted scenarios to measure the expected cash shortfalls, discounted at an approximation to the EIR. A cash shortfall is the difference between the cash flows that are due to an entity in accordance with the contract and the cash flows that the entity expects to receive.

Notes to the consolidated financial statements (continued)

The mechanics of the ECL calculations are described below, and the key elements are the following:

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

With the exception of credit cards, for which the treatment is separately set out in (iv) below, the maximum period for which the credit losses are determined is the contractual life of a financial instrument (considering the prepayments) unless the Group has the legal right to call it earlier.

Impairment losses and reversals are accounted for and disclosed separately from modification losses or gains that are accounted for as an adjustment of the financial asset’s gross carrying value.

The criteria followed for calculating the ECL based on each stage are described below:

•

Stage 1: The provision for credit losses of those financial instruments that do not show a significant increase in risk since the initial recognition, will be calculated as the expected credit losses in the following 12 months. The group calculates the expectation that there is a probability of default (PD) in the 12 months after the reporting date. To this probability of default is multiplied and expected loss in case of default (LGD) and exposure on the date of default (EAD) and discounting the original effective interest rate. This calculation is made for each of the three scenarios (optimistic, base and pessimistic) defined by the Group.

•

Stage 2: When the financial instrument shows a significant increase in credit risk since initial recognition, the provision of credit losses of this financial instrument will be calculated as the expected credit loss throughout the life of this asset. The calculation method is similar to that for Stage 1, including the use of multiple scenarios, but expected credit loss is estimated over the lifetime of the instrument.

Notes to the consolidated financial statements (continued)

•

Stage 3: When there is objective evidence that the financial instrument is impaired, the provision of credit losses will be calculated as the expected credi tloss over the life of the asset. The method is similar to that for Stage 2, with the PD set at 100 percent.

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

(iii)	Debt instruments measured at fair value through other comprehensive income -

The ECLs for debt instruments measured at fair value through other comprehensive income do not reduce the carrying amount of these financial assets in the consolidated statement of financial position, which remains at fair value. However, the expected losses that arise at each measurement date must be reclassified from other comprehensive income to results of the period.

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

In its expected credit loss models, the Group relies on the following macroeconomic variables as forward-looking information inputs as of December 31, 2020 and 2019:

	2020	2019
GDP growth	X	X
Unemployment rate	X	X
Consumer price index		X
Consumer	X
Inflation		X
Domestic demand	X	X
Exchange rate		X
Purchase capacity	X	X
Real compensation	X	X
Unit labor cost	X

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

The Group may make concessions or modifications to the original terms of loans as a response to the borrower’s financial difficulties, rather than taking possession or to otherwise enforce collection of guarantees. Once the terms have been renegotiated, any impairment is measured using the original EIR (as calculated before the modification of terms). It is the Group’s policy to monitor refinanced loans to help ensure that future payments continue to be likely to occur.

A refinanced asset is initially classified into Stage 2 and there will be no clean-up period. However, if the financial asset presents a default mark, it will be reclassified from Stage 2 to Stage 3.

During 2020 and due to the Covid-19 pandemic, Interbank granted reschedulings to its clients, which consisted of modifying payment schedules and/or granting grace periods to mitigate the financial and economic impact. Likewise, on the basis of a detailed monitoring of the economic situation of the country as consequence of the Covid-19 pandemic, increases in the credit risk of said clients were identified and, therefore, additional provisions were constituted through subsequent adjustments to the expected loss model based on expert jugdments for each of the loans types. See Note 30.1(d).

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

Notes to the consolidated financial statements (continued)

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

The Group, as a lessee, applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets.

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

Notes to the consolidated financial statements (continued)

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

The Group performs accounting estimates related to the determination of terms and rates of the lease agreements, as detailed below:

•

Determination of the lease term for lease contracts with renewal and termination options The Group as a lessee determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control that affects its ability to exercise or not to exercise the option to renew or to terminate (e.g., construction of significant leasehold improvements or significant customisation of the leased asset).

•

Estimating the incremental borrowing rate In order to determine the interest rate implicit in the lease, the Group uses its incremental borrowing rate - “IBR” to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group ‘would have to pay’, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency).The Group estimates the IBR using observable inputs such as the free-risk interest rates, Peruvian government yield curves of global bonds (in Dollars) and sovereign bonds (in Soles), and a credit risk differential, using a spread on the most recent debt issuance.

The Group used the exemption proposed by the standard for short term and low value assets; thus, short term and low value lease agreements are kept classified as operating leases, and the disbursements

Notes to the consolidated financial statements (continued)

incurred due to these leases are recorded in the caption “Administrative expenses” of the consolidated statement of income.

Until December 31, 2018, leases in which a significant portion of the asset’s risks and benefits was retained by the lessor were classified as operating leasing according to IAS 17 “Leases”. Under this concept, the Group held mainly rented facilities used as offices and agencies of the Group’s Subsidiaries; see Note 25(c).

(ii)	The Group as a lessor –

As of December 31, 2020 and 2019, the Group holds the following types of leases:

•	Financial leases –

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

As of December 31, 2020 and 2019, leasing receivables are subject to the financial asset impairment policy; see Notes 3.4(f.1) and (h).

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

Notes to the consolidated financial statements (continued)

(k)	Customer Loyalty Program -

The Group has a customer loyalty program, which allows customers to accumulate points that can be exchanged for products. Loyalty points give rise to a separate performance obligation, since they provide a material right to the customer. A part of the transaction price is allocated to the loyalty points granted to customers on the basis of the relative independent selling price and is recognized as a contractual liability until the points are redeemed and presented as “Other accounts payable” in the item “Other accounts payable, provisions and other liabilities” of the consolidated statement of financial position. Expenses are provisioned montlhy regardless of the customer’s redemption of products.

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

The Group’s investments in its associates are recognized initially at cost and then are accounted for using the equity method. The Group’s investments in associates are included in the caption “Other accounts receivable and other assets, net” of the consolidated statement of financial position, see note 10. Gains resulting from the use of the equity method of accounting are included in the caption “Other income” of the consolidated statement of income.

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

Notes to the consolidated financial statements (continued)

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

During 2020, and considering the new rented properties, the Group transferred part of the “Orquídeas” building, located in San Isidro, Lima, from “Property, furniture and equipment” to “Investment property”, for S/5,201,000.

Likewise, during 2018, the Group transferred “Las Orquídeas” building, located in San Isidro, Lima, from “Investment property” to “Property, furniture and equipment” for S/20,029,000. In addition, the Group transferred part of the “Pardo y Aliaga” building and part of the “Sede Wiese”, both located in San Isidro, Lima, from “Property, furniture and equipment” to “Investment property” for S/6,453,000 and S/4,037,000, respectively.

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

Assets seized through legal actions are recorded in the item “Others” of the caption “Other accounts receivable and other assets, net” of the consolidated statement of financial position, see note 10; and are recognized at the lower value between the cost or the estimated market value (minus cost to sell), determined from valuations made by independent appraisers. Reductions in book value are recorded in the consolidated statement of income.

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

Notes to the consolidated financial statements (continued)

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

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, if any, over the net identifiable assets acquired and liabilities assumed. If the fair value of net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of fair value of net assets aquired over the aggregate consideration transferred, then the gain is recognized in the consolidated statement of income.

After initial recognition, goodwill is measured at cost less any cumulative impairment loss, if any. A goodwill impairment testing is performed on a yearly basis. To perform an impairment testing, goodwill acquired in a business combination is allocated, since the acquisition date, to one of the Group’s cash-generating units (henceforth “CGU”) that are expected to benefit from the business combination, irrespective of whether other assets or liabilities of the acquirer are assigned to those units.

Goodwill impairment is determined by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Where the goodwill has been allocated to the CGU and part of the operation within that unit is disposed of, the goodwill associated to the disposed operation is included in the carrying amount of the operation when determining the gain or loss of disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the withheld portion of the CGU retained.

Goodwill, recorded by the Group; see Note 9(b), arises from the acquisition of Seguros Sura and, considering that this entity was merged with Interseguro, has been allocated to the CGU of the insurance business.

Notes to the consolidated financial statements (continued)

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

The Group determines that it has acquired a business when the the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs . The acquired process is considered substantive if it is critical for the capacity to the ability to continue producing outputs , and the inputs acquired include an organized workforce with the necessary skills, knowledge or experience to performe that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without incurring in significant costs, effort or delay in the ability of continue producing outputs.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Any contingent consideration to be transferred by the acquirer shall be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 “Financial Instruments: Recognition and Measurement”, is measured at fair value with the changes in the consolidated statement of income or in the consolidated statement of other comprehensive income. If the contingent consideration is not within the scope of IFRS 9, this shall be measured according to the applicable IFRS. The contingent consideration that is classified as equity must not be measured again and its subsequent settlement shall be recorded in equity. As of December 31, 2020 and 2019, there have been no contingencies arising from business combinations.

A business combination between entities or businesses under common control is beyond the scope of IFRS 3, because it corresponds to a business combination in which all entities or businesses that are combined are ultimately controlled by the same part or parts, both before and after the business combination. In these transactions, the Group recognizes the assets acquired under the method of unification of interest, whereby the assets and liabilities of the combined companies are reflected in their book values and no commercial credit is recognized as a result of the combination.

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

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

When possible, the Group measures the fair value of a financial instrument using the quoted price in an active market for that instrument. A market is regarded as active if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price on an active market, then the Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure the fair value, maximizing the use of relevant and observable data and variables, and minimizing the use of unobservable data and variables.

The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

In the case of investment property, the Group has considered the specific requirements relating to highest and best use, valuation of premises and principal (or most advantageous) market. The determination of investment property fair value requires the use of estimations such as the future cash flows of the assets (e.g., leases, sales, fixed rents for the different lessees, variable rents based on the sales percentage, operating costs, construction costs, maintenance costs, and the use of discount rates). Additionally, real estate development risks (such as construction and abandonment) are also taken into account when determining the fair value of the land related to the investment property under construction.

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

All assets and liabilities for which the fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy described below:

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

Notes to the consolidated financial statements (continued)

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

Deferred Income Tax is accounted for in accordance with IAS 12 “Income Taxes”. In this sense, the deferred Income Tax reflects the effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts determined for tax purposes. Deferred assets and liabilities are measured using the tax rates that are expected to be in force in the years in which such temporary differences are expected to be recovered or settled. Consequently, the deferred Income Tax has been calculated by applying the rates that are in force; see Note 17(c). The measurement of deferred tax assets and deferred tax liabilities reflects the tax consequences that arise from the manner in which each individual entity of the Group expects, at the consolidated statement of financial position dates, to recover or settle the carrying amount of their assets and liabilities.

Deferred tax assets and liabilities are recognized regardless of when the temporary differences are likely to reverse. Deferred tax assets are recognized when it is probable that sufficient taxable income will be generated against which the deferred tax assets can be offset. At each consolidated statement of financial position date, unrecognized deferred assets and the carrying amount of deferred tax assets registered are assessed. A previously unrecognized deferred tax asset is recognized to the extent that it has now become probable that future taxable income will allow the deferred tax asset to be recovered. Likewise, the carrying amount of a deferred tax asset is reduced when it is no longer probable the generation of a sufficient taxable income that allow the application of the tax deferred asset.

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

The amount of basic earnings per share is calculated by dividing the net profit for the year attributable to common shareholders by the weighted average number of common shares outstanding during the year. As of December 31, 2020 and 2019, the Group does not have financial instruments with dilutive effect, therefore, basic and diluted earnings per share are identical for the years reported.

(ad)	Capital surplus -

It is the difference between the nominal value of shares issued and their public offering price made in 2007 and 2019; see Note 1(c). Capital surplus is presented net of expenses incurred in the issuance of shares.

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

(ag)	Amendments to IFRS 9, IAS 39 and IFRS 7: “Interest Rate Benchmark Reform” - Phase 1 -

Since 2019, the Group applies the exceptions of the Interest Rate Benchmark reform to all affected hedging relationships. A hedging relationship will be affected if the reform generates uncertainty about the moment or the amount of the cash flows related to the hedged account of the hedging instrument in the period prior to the replacement of the rate benchmark with the alternate rate benchmark, given that this rate can be almost risk free. With exceptions applied, the Group has the intention of avoiding any disruption in the existing relationships in the hedge accounting of cash flows and the fair value of interest rate risk which, in the absence of these amendments, would result in the ineffectiveness of the hedge and potential inconsistencies in the hedge accounting as result of the interest rate benchmark reform.

The exceptions provided by the amendments are:

•

“Highly probable” requirement for cash flow hedges: If the hedged item is a forecast transaction, it will be determined that the forecast transaction is highly probable by assuming that the interest rate benchmark on which the hedged cash flows are based is not altered as result of the interest rate benchmark reform.

•

Reclassification of the cash flow hedge reserve to statement of income: In order to determine if it is not expected that the hedged cash flows occur, it is assumed that the interest rate benchmark on which the hedged cash flows are based is not altered as result of the interest rate benchmark reform.

Notes to the consolidated financial statements (continued)

•

Economic relationship between the hedged item and the hedge instrument: It is assumed that the interest rate benchmark on which the hedged cash flows are based, and/or the interest rate benchmark on which the cash flows of the hedge instrument are based, is not altered as result of the interest rate benchmark reform.

At the end of the periods 2019 and 2020, the Group has exposure to mainly USD-Libor rates; thus, the impact will be the change into other interest rate benchmark.

The main affected items within the Group are the derivative positions (interest rate swaps – IRS, and cross currency swaps – CCS, outstanding as of the transition date which accrue USD-Libor interest).

Additionally, the Group holds some financial instruments with exposure to the inter-bank Euribor rate (Euro Interbank Offered Rate). The calculation methodology of Euribor changed during the year 2019 through the adoption of a hybrid methodology based mainly, to the extent possible, on observable market data and, in case they are not sufficient, on other market price sources, in order to assure the strength of the Euribor inter-bank rate. In July 2019, the Belgian Authority of Financial Services and Markets granted an authorization regarding the applicability of the Euribor inter-bank rate under the European Union Benchmark Regulation, thus allowing market participants to continue using this rate after January 1, 2020, for both existing and new contracts. The Group expects that the Euribor inter-bank rate will continue existing as rate benchmark in the foreseeable future. Because of this, the Group does not consider that this index benchmark may be directly affected as result of the interest rate benchmark reform.

Note 10(b)(vi) details the nominal value and the average term in years of derivative financial instruments that are subject to the interest rate benchmark reform.

(ah)	Reclassifications on financial statements as of December 31, 2019 and 2018 –

During 2020, the Management performed a detailed analysis on the nature of the products “Renta Particular Plus” and “Renta Particular Plus - Vitalicio”, considering the important growth they have had during the last years; and which were being recorded on “Other accounts payable, provisions and other liabilities”, considering mainly the financial component included in these products. This analysis had the purpose to separate these products based on their main characteristics. In this regard, the product “Renta Particular Plus”, for which a majority of contracts (policies) have an important financial component, remained as a financial liability, while the product “Renta Particular Plus - Vitalicio”, which has a significant insurance component, was determined to reclassify and present it as insurance product according to IFRS 4 (insurance contract liabilities).

In this sense, the balances of the product “Renta Particular Plus - Vitalicio” were reclassified from “Other accounts payable, provisions and other liabilities” into the caption “Insurance contracts liabilities” of the consolidated statement of financial position, see Notes 10 and 14, respectively; and its respective effects on income from the captions “Net premiums earned” and “Net claims incurred for life insurance and others” into the caption “Interest and similar expenses” of the consolidated statement of income, see Notes 22 and 19, respectively. Lastly, with the purpose of making comparable the consolidated financial statements, the balances of previous periods were modified, as presented below:

Notes to the consolidated financial statements (continued)

	Before reclassification	Reclassification	After reclassification
	S/(000)	S/(000)	S/(000)
Year 2019
Consolidated statement of financial position
Insurance contract liabilities	11,338,810	87,821	11,426,631
Other accounts payable, provisions and other liabilities	2,048,048	(87,821)	1,960,227
Consolidated statement of income
Interest and similar expenses	(1,407,897)	(16,066)	(1,423,963)
Net premiums earned	426,608	(5,975)	420,633
Net claims and benefits incurred for life insurance contracts and others	(722,305)	22,041	(700,264)
Year 2018
Consolidated statement of income
Interest and similar expenses	(1,170,586)	(6,708)	(1,177,294)
Net premiums earned	328,566	(8,987)	319,579
Net claims and benefits incurred for life insurance contracts and others	(736,032)	15,695	(720,337)

In Group Management’s opinion, these reclassifications allow a better presentation in the consolidated financial statements.

3.5	Standards issued but not yet effective -

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

IFRS 17 is effective for reporting periods beginning on or after 1 January 2023, with the presentation of comparative figures required. Early application is permitted, provided the entity also applies IFRS 9 and IFRS 15 on or before the date that it first applies IFRS 17.

Notes to the consolidated financial statements (continued)

The Group’s Management is assessing the impact of this standard on the consolidated financial statements.

•	Amendments to IAS 1 “Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current”

In January 2020, the IASB issued amendments to IAS 1 with the purpose of specifying the requisites for the classification of liabilities as current or non-current. The amendments clarify:

•	What is meant by a right to defer a settlement arrangement.

•	That a right to defer must exist at the end of the reporting period.

•	That liability classification unaffected by the likehood that an entity will exercise its deferral right.

•	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The amendments are effective for annual periods beginning on January 1, 2023 and must be applied retrospectively. These amendments are not applicable to the Group because given the nature of its operations (mainly banking and insurance), it does not perform the classification of current and non-current in its financial statements.

•	Amendments to IFRS 3 “Business Combinations: References to the Conceptual Framework”

In May 2020, the IASB issued amendments to IFRS 3 “Business Combinations: References to the Conceptual Framework”. The amendment is intended to replace a reference to the Framework for the preparation and presentation of the financial statements, issued in 1989, with a reference to the conceptual framework for financial reporting issued in March 2018, without significantly changing its requirements.

The IASB also added an exception to the recognition principle of IFRS 3 to avoid the recognition of potential gains or losses arising for contingent assets and liabilities that would be within the scope of IAS 37 or IFRIC 21, if incurred separately.

At the same time, the IASB decided to clarify existing guidance in IFRS 3 for contingent assets that would not be affected by replacing the reference to the Framework for the preparation and presentation of the financial statements.

The amendments are effective for annual periods beginning on or after January 1, 2022 and apply prospectively.

It is not expected that the amendments will have a significant impact on the Group’s consolidated financial statements.

•	Amendments to IAS 16 “Property, Plant and Equipment: Proceeds Before Intended Use”

In May 2020, the IASB issued an amendment to IAS 16 “Property, Plant and Equipment: Proceeds Before Intended Use”, which prohibits entities deducting from the cost of an item of fixed asset, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the way intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in the statement of income.

Notes to the consolidated financial statements (continued)

The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively to items of fixed assets made available for use on or after the beginning of the earlier period presented when the entity first applies the amendment.

It is not expected that the amendments will have a significant impact on the Group’s consolidated financial statements.

•	Amendments to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets: Onerous Contracts – Cost of Fulfilling a Contract”

In May 2020, the IASB issued an amendment to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making.

The amendments are applied on a “directly related costs approach”. The costs that relate directly to a contract to provide goods or services include both the incremental costs and an allocation of costs directly related to the contractual activities. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022.

The Group will apply these amendments to contracts for which it has not yet fulfilled all its obligations at the beginning of the annual reporting period in which it first applies the amendments.

It is not expected that the amendments will have a significant impact on the Group’s consolidated financial statements.

•	IFRS 1 “First-time Adoption of International Financial Reporting Standards – Subsidiary as a First-time Adopter”

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued an amendment to IFRS 1 “First-time Adoption of International Financial Reporting Standards”. This amendment permits a subsidiary that elects to apply paragraph D16(a) of IFRS 1 to cumulative translation differences using the amounts reported by the parent, based on the parent’s date of transition into IFRS. This amendment is also applied to an associated or joint venture that elects to apply paragraph D16(a) of IFRS 1.

The amendment is effective for annual reporting periods beginning on or after January 1, 2022, with early adoption permitted.

•	IFRS 9 “Financial Instruments – Fees in the ‘10 per cent’ Test for Derecognition of Financial Liabilities”

As part of 2018-2020 annual improvements to IFRS standards process, the IASB issued an amendment to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.

The amendment is effective for annual reporting periods beginning on or after 1 January 2022 with earlier adoption permitted. The Group will apply the amendments to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.

Notes to the consolidated financial statements (continued)

It is not expected that the amendment will have a significant impact on the Group’s consolidated financial statements.

•	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 “Interest Rate Benchmark Reform – Phase 2”

Phase 2 of the Interest Rate Benchmark Reform includes a series of reliefs and additional disclosures. The reliefs apply to financial instruments when the interest rate benchmarks are replaced by alternate interest rates (practically risk-free rates). As practical relief, it is permitted that the entities apply prospectively the change in the cash flows basis; that is, as though it was an asset or liability at a floating interest rate, and provided that it was a direct consequence of the Reform and on an economically equivalent basis.

Phase 2 of the Interest Rate Benchmark Reform provides temporary reliefs which allow the hedging relationships to continue upon the replacement of an existing interest rate benchmark with an alternate interest rate. The reliefs require entities to amend hedge designations and hedge documentation. This includes redefining the hedged risk, redefining the description of the hedging instrument and/or the hedged item (noting the new alternate rate) and amending the method for assessing hedge effectiveness. Updates to the hedging documentation must be made by the end of the reporting period in which a replacement takes place. An alternate rate benchmark designated as component of contractually non-specified risk that is not identifiable separately at the date it is designated, has complied with that requirement at that date, if and only if, the entity expects reasonably that the alternative rate benchmark will be identifiable separately within a 24-month period since the date at which the alternative rate benchmark is designated as a risk component.

As of December 31, 2020, Interbank holds exposure mainly to USD-Libor rates, thus the impact will be the change to another benchmark rate. In the United Kingdom, the Financial Conduct Authority (“FCA”) is responsible for the regulation of the Libor rates. It is expected that the publication of Libor rates by the FCA will end after 2021. In the United States, the Federal Reserve Bank of New York is leading the transition of the USD-Libor into the robust rate benchmark Secured Overnight Financial Rate (“SOFR”). In that sense, it has been planned the transition into the new rate benchmarks will be implemented before December 31, 2021. However, at the end of November 2020, LIBOR administrator, the ICE Benchmark Administration, placed on consultation a proposal to continue with the publication of the LIBOR rates until June 2023, and it is expected that the proposal will be approved.

Regarding the exposures, among the items potentially affected at Interbank are commercial loans, funding liabilities and derivative positions. The positions within the balance sheet that accrue interest at the USD-Libor rate are not significant and represent less than 3% of the asset or liability, respectively. In the case of commercial loans, the agreements have been reviewed and the majority corresponds to syndicated loans where the leading banks do not yet define the rate at which to migrate. In the case of liabilities, there are exposures in loans and bonds. In the case of loans, the last date of interest calculation will be before December 31, 2021, thus there will not be positions exposed to Libor. In the case of issued bonds, there is an issuance that could pay interest based on Libor in the future, but this issuance has a fallback clause, which determines the conditions governing contracts when indices are not available. In derivative products, the “ISDA Protocol”, to which the Bank is expected to adhere in order to be aligned to the global market standard is under review. Considering that in all of Interbank’s products global banks take part, the process of negotiation with clients will develop in line with advances at the global level, considering that it is highly probable that the Libor publication date may continue until June 2023.

Notes to the consolidated financial statements (continued)

3.6	Significant accounting judgments, estimates and assumptions -

The preparation of the consolidated financial statement of the Group requires Management to make judgments, estimates and assumptions that affect the reported amount of income, expenses, assets and liabilities, and the accompanying disclosures, as well as the disclosure of contingent liabilities. In the process of applying the Group’s accounting policies, Management has used judgments and assumptions about the future and other key sources to make its estimates at the reporting date, which have a significant risk that may cause a material adjustment to the value in books of assets and liabilities within the next financial year. The estimates and existing assumptions may change due to circumstances beyond the control of the Group and are reflected in assumptions if they occur. The items with the most impact recognized in the consolidated financial statements with judgements and/or considerable estimates are the following: the calculation of the impairment of the portfolio of loans and financial investments, the measurement of the fair value of the financial investments and investment properties, the assessment of the impairment of the goodwill, the liabilities for insurance contracts and the measurement of the fair value of derivative financial instruments; also, there are other estimates such as provisions for litigation, the estimated useful life of intangible assets, and property, furniture and equipment, and the estimation of assets and liabilities for deferred Income Tax, and the determination of terms and estimation of the interest rate of lease agreements. The accounting criteria used for each of these items are described in Note 3.4.

4.	Cash and due from banks and inter-bank funds

(a)	The detail of cash and due from banks is as follows:

	2020	2019
	S/(000)	S/(000)
Cash and clearing (b)	2,152,432	1,877,843
Deposits in the BCRP (b)	14,102,067	5,861,570
Deposits in banks (c)	1,891,420	2,112,316
Accrued interest	1,879	6,209

	18,147,798	9,857,938
Restricted funds (d)	617,684	1,270,937

Total	18,765,482	11,128,875

Notes to the consolidated financial statements (continued)

(b)

In accordance with rules in force, Interbank is required to maintain a legal reserve in order to honor its obligations with the public. This reserve is comprised of funds kept in Interbank and in the BCRP and is made up as follows:

	2020	2019
	S/(000)	S/(000)
Legal reserve (*)
Deposits in the BCRP	4,603,067	4,998,770
Cash in vaults	1,958,921	1,757,917

Subtotal legal reserve	6,561,988	6,756,687
Non-mandatory reserve
Term deposits in the BCRP (**)	9,499,000	—
Overnight deposits in the BCRP	—	862,800
Cash and clearing	193,461	119,859

Subtotal non-mandatory reserve	9,692,461	982,659

Cash balances not subject to legal reserve	50	67

Total	16,254,499	7,739,413

(*)

The legal reserve funds maintained in the BCRP are non-interest bearing, except for the part that exceeds the minimum reserve required that accrued interest at a nominal annual rate. As of December 31, 2020, the excess in foreign currency accrued interest in US Dollars at an annual average rate of 0.01 percent (annual average rate of 1.25 percent as of December 31, 2019). During 2020 and 2019, Interbank did not maintain excess reserves in national currency.

In Group Management’s opinion, Interbank has complied with the requirements established by the rules in force related to the computation of the legal reserve.

(**)

As of December 31, 2020, corresponds to six term deposits in local currency that Interbank holds in the BCRP, have maturity in the first days of January 2021, and accrue an annual interest rate of 0.25 percent.

(c)	Deposits in domestic banks and abroad are mainly in Soles and US Dollars, they are freely available and accrue interest at market rates.

Notes to the consolidated financial statements (continued)

(d)	The Group maintains restricted funds related to:

	2020	2019
	S/(000)	S/(000)
Repurchase agreements with the BCRP (*)	542,922	1,208,506
Derivative financial instruments, Note 10(b)(i)	70,559	57,816
Others	4,203	4,615

Total	617,684	1,270,937

(*)

As of December 31, 2020, correspond to deposits maintained in the BCRP which guarantee agreements amounting to S/520,000,000 (guaranteed agreements amounting to S/1,205,200,000 as of December 31, 2019); see Note 12(b).

Cash and cash equivalents presented in the consolidated statements of cash flows exclude the restricted funds and accrued interest; see Note 3.4(af).

(e)	Inter-bank funds

These are loans made between financial institutions with maturity, in general, minor than 30 days. As of December 31, 2020, Inter-bank funds assets accrue interest at an annual rate of 0.25 percent in foreign currency and Inter-bank funds liabilities accrue interest at an annual rate of 0.25 percent in foreign currency (annual rate of 2.26 percent in national currency for Inter-bank funds assets and annual rate of 2.25 percent in national currency and 1.75 percent in foreign currency for Inter-bank funds liabilities, as of December 31, 2019) and do not have specific guarantees.

Notes to the consolidated financial statements (continued)

5.	Financial investments

(a)	This caption is made up as follows, as of December 31, 2020 and 2019:

	2020	2019
	S/(000)	S/(000)
Debt instruments measured at fair value through other comprehensive income (b) and (c)	17,902,352	14,010,029
Investments at amortized cost (d)	2,650,930	2,160,775
Investments at fair value through profit or loss (e)	2,042,777	1,551,537
Equity instruments measured at fair value through other comprehensive income (f)	1,373,548	1,125,722

Total financial investments	23,969,607	18,848,063

Accrued income
Debt instruments measured at fair value through other comprehensive income (b)	251,140	178,444
Investments at amortized cost (d)	56,368	46,211

Total	24,277,115	19,072,718

In the determination of the expected loss in the financial investments’ portfolio, the Group has not needed to apply any subsequent adjustment to the model through the expert judgment to reflect the impact of uncertainty of the Covid-19 pandemic, because the most significant investments held as of December 31, 2020 are permanently evaluated by local and international credit-rating agencies, in an individual manner. Said agencies modify the ratings of the issuers in accordance with the risk increase of each of the financial instruments, which they contemplate periodically based on the particular situation of issuers.

Notes to the consolidated financial statements (continued)

(b)	Following is the detail of debt instruments measured at fair value through other comprehensive income:

		Unrealized gross amount				Annual effective interest rates
	Amortized cost	Gains	Losses (c)	Estimated fair value	Maturity	S/		US$
	S/(000)	S/(000)	S/(000)	S/(000)		Min	Max	Min	Max
						%	%	%	%
2020
Corporate, leasing and subordinated bonds (*) (***)	8,031,775	1,046,789	(121,797)	8,956,767	Mar-21 / Feb-97	0.04	13.33	0.44	10.73
Sovereign Bonds of the Republic of Peru (**) (***)	5,765,074	589,423	(154)	6,354,343	Aug-24 / Feb-55	0.15	6.13	—	—
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru - BCRP	1,279,644	4,087	(5)	1,283,726	Jan-21 / Mar-23	0.25	2.28	—	—
Bonds guaranteed by the Peruvian Government	566,915	79,762	—	646,677	Oct-24 / Jul-34	0.58	2.61	2.64	4.24
Global Bonds of the Republic of Peru (***)	491,791	9,189	—	500,980	Jul-25 / Dec-32	—	—	1.04	1.79
Global Bonds of the Republic of Colombia	157,405	2,454	—	159,859	Jul-21 / Feb-24	—	—	0.25	1.38

Total	16,292,604	1,731,704	(121,956)	17,902,352

Accrued interest				251,140

Total				18,153,492

		Unrealized gross amount				Annual effective interest rates
	Amortized cost	Gains	Losses (c)	Estimated fair value	Maturity	S/		US$
	S/(000)	S/(000)	S/(000)	S/(000)		Min	Max	Min	Max
						%	%	%	%
2019
Corporate, leasing and subordinated bonds (*) (***)	7,562,985	648,601	(12,300)	8,199,286	Jan-20 / Jan-114	0.71	21.76	2.26	10.73
Sovereign Bonds of the Republic of Peru (***)	3,213,581	330,856	(242)	3,544,195	Aug-24 / Feb-55	1.59	5.31	—	—
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru - BCRP	1,481,962	1,533	(2)	1,483,493	Jan-20 / Jun-21	2.15	3.04	—	—
Bonds guaranteed by the Peruvian Government	626,087	42,153	(167)	668,073	Oct-24 / Jul-34	2.24	4.14	3.61	5.14
Global Bonds of the Republic of Colombia	114,431	551	—	114,982	Jul-21 / Mar-23	—	—	2.24	2.46

Total	12,999,046	1,023,694	(12,711)	14,010,029

Accrued interest				178,444

Total				14,188,473

(*)

As of December 31, 2020 and 2019, Inteligo holds corporate bonds and mutual funds from different entities for approximately S/393,364,000 and S/440,409,000, respectively, which guarantee loans with Credit Suisse First Boston and Bank J. Safra Sarasin; see Notes 12(d)

(**)	As of December 31, 2020, Interbank holds Sovereign Bonds of the Republic of Peru for approximately S/320,713,000, which guarantee loans with the BCRP, see Note 12(b).
(***)

As of December 2020, 2019 and 2018, the Group recognized net gains from the sale of financial investments for S/185,383,000, S/112,215,000 and S/14,240,000, respectively, due to the sale of sovereign bonds, corporate bonds and global bonds for S/1,387,643,000, S/1,497,451,000 and S/1,197,115,000, respectively, in each of these years.

Notes to the consolidated financial statements (continued)

The following table shows the credit quality and maximum exposure to credit risk based on the Group’s internal credit rating of debt instruments measured at fair value through other comprehensive income as of December 31, 2020 and 2019. The amounts presented do not consider impairment.

	2020				2019
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000
Not impaired
High grade	7,051,739	—	—	7,051,739	6,482,810	—	—	6,482,810
Standard grade	10,638,473	31,939	—	10,670,412	7,194,044	333,175	—	7,527,219
Sub-standard grade (*)	—	180,201	—	180,201	—	—	—	—
Impaired
Individual	—	—	—	—	—	—	—

Total	17,690,212	212,140	—	17,902,352	13,676,854	333,175	—	14,010,029

(*)	As of December 31, 2020, correspond to the investment in Rutas de Lima whose expected loss, amortized cost and unrealized loss amounted to S/61,059,000, S/295,720,000 and S/115,519,000, respectively.

(c)

The Group, according to the business model applied to these debt instruments, has the capacity to hold these investments for a sufficient period that allows the early recovery of the fair value, up to the maximum period for the early recovery or the due date.

Notes to the consolidated financial statements (continued)

The following table shows the analysis of changes in fair value and the corresponding expected credit loss:

	2020
Gross carrying amount of debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	13,676,854	333,175	—	14,010,029
New originated or purchased assets	6,361,898	7,956	—	6,369,854
Assets matured or derecognized (excluding write-offs)	(3,024,176)	—	(9,780)	(3,033,956)
Change in fair value	388,695	(129,146)	(15,318)	244,231
Transfers to Stage 1	—	—	—	—
Transfers to Stage 2	—	—	—	—
Transfers to Stage 3	(25,098)	—	25,098	—
Write-offs	—	—	—	—
Foreign exchange effect	312,039	155	—	312,194

End of year balances	17,690,212	212,140	—	17,902,352

	2020
Movement of the allowance for expected credit losses for debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	6,849	27,894	—	34,743
New originated or purchased assets	120	—	—	120
Assets matured or derecognized (excluding write-offs)	(811)	—	(8,068)	(8,879)
Transfers to Stage 1	—	—	—	—
Transfers to Stage 2	—	—	—	—
Transfers to Stage 3	(422)	—	422	—
Effect on the expected credit loss due to the change of the stage during the year	—	—	7,646	7,646
Others (*)	(230)	34,247	—	34,017
Write-offs	—	—	—	—
Recoveries	—	—	—	—
Foreign exchange effect	3,911	2	—	3,913

Expected credit loss at the end of the period	9,417	62,143	—	71,560

(*)	It corresponds mainly to the effects on the expected loss as a result of changes in investment ratings and that not necessarily have resulted in stage transfers during the year.

Notes to the consolidated financial statements (continued)

	2019
Gross carrying amount of debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	12,830,281	313,245	—	13,143,526
New originated or purchased assets	3,813,427	—	—	3,813,427
Assets matured or derecognized	(3,987,934)	(24,453)	—	(4,012,387)
Change in fair value	1,024,945	37,797	—	1,062,742
Transfers to Stage 1	—	—	—	—
Transfers to Stage 2	—	—	—	—
Transfers to Stage 3	—	—	—	—
Write-offs	—	—	—	—
Foreign exchange effect	(3,865)	6,586	—	2,721

End of year balances	13,676,854	333,175	—	14,010,029

	2019
Movement of the allowance for expected credit losses for debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	6,446	21,604	—	28,050
New originated or purchased assets	1,588	—	—	1,588
Assets matured or derecognized (excluding write-offs)	(987)	(303)	—	(1,290)
Transfers to Stage 1	—	—	—	—
Transfers to Stage 2	(4)	4	—	—
Transfers to Stage 3	—	—	—	—
Effect on the expected credit loss due to the change of the stage during the year	—	—	—	—
Others (*)	(109)	6,601	—	6,492
Write-offs	—	—	—	—
Recoveries	—	—	—	—
Foreign exchange effect	(85)	(12)	—	(97)

Expected credit loss at the end of the period	6,849	27,894	—	34,743

(*)	It corresponds mainly to the effects on the expected loss as a result of changes in investment ratings and that not necessarily have resulted in stage transfers during the year.

In the determination of the expected loss for the portfolio of financial investments, it has not been necessary to perform a subsequent adjustment to the model because it captures the expected loss in a satisfactory manner considering the Group portfolio investments.

As a result of the assessment of the impairment of its debt instruments at fair value through other comprehensive income, the Group recorded an expense of S/32,904,000 and S/6,790,000 during 2020 and 2019, respectively, and a reversal of the impairment of S/13,077,000 during the year 2018, which are presented in the caption “(Loss) recovery to impairment of financial investments” in the consolidated statement of income. The movement of unrealized results of investments at fair value through other comprehensive income, net of Income Tax and non-controlling interest, is presented in Notes 16(d) and (e).

Notes to the consolidated financial statements (continued)

(d)

As of December 31, 2020 and 2019, investments at amortized cost corresponds to Sovereign Bonds of the Republic of Peru issued in Soles, for an amount of S/2,707,298,000 and S/2,206,986,000, respectively, including accrued interest. Said investments present low credit risk and the expected credit loss is not significant.

As of December 31, 2020, these investments have maturity dates that range from September 2023 to August 2037, have accrued interests at effective annual rates ranging from 4.29 percent and 5.15 percent, and estimated fair value amounting to approximately S/2,988,539,000 (as of December 31, 2019, their maturity dates ranged from September 2023 to August 2037, accrued interests at effective annual rates between 4.29 percent and 6.26 percent, and its estimated fair value amounted to approximately S/2,328,303,000).

During the year 2019, the Government of the Republic of Peru performed public offerings to buyback certain sovereign bonds, with the purpose of renewing its debt and funding the fiscal deficit. Considering the purpose of this offering, subsequently to it, there should not be existing remaining sovereign bonds of the repurchased issuances or, in case of existing, they would become illiquid on the market. In that sense, Interbank took part of these public offerings and sold to the Government of the Republic of Peru sovereign bonds classified as investments at amortized cost for approximately S/340,518,000, generating a gain amounting to S/8,474,000, which was recorded in the caption “Net gain from derecognition of financial investments at amortized cost” of the consolidated statement of income. Notwithstanding the aforementioned, with the purpose of maintaining its asset management strategy, the Bank purchased simultaneously other sovereign bonds of the Republic of Peru for approximately S/340,432,000 and classified them as investments at amortized cost. In Management’s opinion and pursuant to IFRS 9, said transaction is congruent with the Group’s business model because although said sales were significant, they were infrequent and were performed with the sole purpose of facilitating the debt renewal and the funding of the fiscal deficit of the Republic of Peru, and thus the business model regarding these assets has always been the collection of the contractual cash flows.

As of December 31, 2020 and 2019, Interbank keeps loans with the BCRP that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/1,071,740,000 and S/762,347,000, respectively; see Note 12(b).

Notes to the consolidated financial statements (continued)

(e)	The composition of financial instruments at fair value through profit or loss is as follows:

	2020	2019
	S/(000)	S/(000)
Equity instruments
Local and foreign mutual funds and investment funds participations	1,212,259	1,083,079
BioPharma Credit PLC (g)	131,623	132,054
Royalty Pharma (h)	107,530	117,682
Ishares (*)	90,647	72,835
Dhani Services Limited	53,557	—
LendUp and Mission Lane	48,670	23,375
ViaSat Inc.	43,626	26,683
Others	91,635	30,575
Debt instruments
Indexed Certificates of Deposit issued by the BCRP	182,888	—
Corporate, leasing and subordinated bonds	80,342	65,254

Total	2,042,777	1,551,537

(*)	Corresponds to shares of Ishares, whose investment purpose is aimed mainly to Japan, Russia, Latin America and emerging and developed Asian countries.

As of December 31, 2020 and 2019, investments at fair value through profit or loss include investments held for trading for approximately S/357,325,000 and S/194,535,000, respectively; and those assets that are necessarily measured at fair value through profit or loss for approximately S/1,685,452,000 and S/1,357,002,000, respectively.

As of December 31, 2020, 2019 and 2018, the Group recognized gains from valuation of instruments at fair value through profit or loss for approximately S/205,090,000, S/41,027,000 and S/25,103,000, respectively, which are part of caption “Net gain from financial assets at fair value through profit or loss” of the consolidated statement of income.

Notes to the consolidated financial statements (continued)

(f)	The following is the composition of equity instruments measured at fair value through other comprehensive income as of December 31, 2020 and 2019:

	2020	2019
	S/(000)	S/(000)
BioPharma Credit PLC (g)	358,848	336,338
InRetail Perú Corp (i)	339,945	285,962
Ishares	131,795	39,465
VíaSat Inc.	117,033	—
Luz del Sur S.A.A.	87,129	87,983
Engie- Energía Perú S.A.	80,852	90,670
Ferreycorp S.A.A.	73,785	83,013
Credicorp	70,130	18,030
Zipline International Inc.	36,210	—
Cementos Pacasmayo S.A.A.	34,002	13,602
Unión de Cervecerías Backus y Johnston	13,531	17,138
Ishares, (j)	—	100,733
Gilead Sciences INC, (j)	—	19,381
Others below S/17 million	30,288	33,407

Total	1,373,548	1,125,722

(g)

The Group holds investments in BioPharma Credit PLC, a public limited liability company dedicated to the biological sciences industry and which is quoted in the “Specialist Fund Segment” (segment designed for highly specialized investment entities, which focus on highly informed institutional investors or professional investors) of the London Stock Exchange.

As of December 31, 2020, the Group, holds 36,504,244 shares classified as investments at fair value through profit and loss. Additionally, the Group holds a total of 99,500,000 shares classified as investment at fair value through other comprehensive income. Combined, this investment represents 9.90 percent of the capital stock of Biopharma Credit PLC. As of December 31, 2019, the Group held 39,065,925 shares classified as investments at fair value through profit and loss. and 99,500,000 shares classified as investment at fair value through other comprehensive income, that combined, represented 10.09 percent of the capital stock of said entity.

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

As of December 31, 2020 and 2019, the Group holds 138,000 and 192,500 participations, respectively, in RPI International Holding classified as investments at fair value through profit or loss.

During the years 2020, 2019 and 2018, the Group received dividends from these investments for approximately S/8,216,000, S/11,010,000 and S/9,847,000, respectively, which are included in the caption “Interest and similar income” in the consolidated statement of income.

Notes to the consolidated financial statements (continued)

(i)

As of December 31, 2020, and 2019, the Group holds 2,396,920 shares, which represent 2.33 percent of the capital stock of InRetail Perú Corp. (a related entity), classified as equity instrument measured at fair value through other comprehensive income.

During the years 2020, 2019 and 2018, the Group received dividends from this related entity for approximately S/4,606,000, S/2,706,000 and S/4,969,000, respectively, which are recorded in the caption “Interest income and similar income” of the consolidated statement of income.

(j)

During the year 2020, the Group sold 904,915 shares of IShares, corresponding to Chile, Switzerland, Australia, Netherlands, Brazil and South Africa, and 90,000 shares of Gilead Sciences INC, which were irrevocably designated at fair value through other comprehensive income. The amount of the sale was S/132,726,000 and S/25,357,000, generating total losses for approximately S/24,154,000. Said loss was reclassified to caption “Retained Earnings” of the consolidated statement of changes in equity.

(k)

The following is the balance of investments at fair value through other comprehensive income (debt and equity instruments) and investments at amortized cost as of December 31, 2020 and 2019 classified by contractual maturity (without including accrued interest):

	2020		2019
	Investments at fair value through other comprehensive income	Investments at amortized cost	Investments at fair value through other comprehensive income	Investments at amortized cost
	S/(000)	S/(000)	S/(000)	S/(000)
Up to 3 months	995,001	—	621,673	—
From 3 months to 1 year	188,848	—	1,041,788	—
From 1 to 3 years	686,905	499,125	407,657	—
From 3 to 5 years	1,190,562	652,230	909,183	1,158,805
From 5 years onwards	14,841,036	1,499,575	11,029,728	1,001,970
Equity instruments (without maturity)	1,373,548	—	1,125,722	—

Total	19,275,900	2,650,930	15,135,751	2,160,775

Notes to the consolidated financial statements (continued)

(l)	Below are the debt instruments measured at fair value through other comprehensive income and at amortized cost according to the stages indicated by IFRS 9 as of December 31, 2020 and 2019:

	2020
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	9,005,273	—	—	9,005,273
Corporate, leasing and subordinated bonds	8,744,627	212,140	—	8,956,767
Negotiable Certificates of Deposit issued by the BCRP	1,283,726	—	—	1,283,726
Bonds guaranteed by the Peruvian Government	646,677	—	—	646,677
Global Bonds of the Republic of Peru	500,980	—	—	500,980
Global Bonds of the Republic of Colombia	159,859	—	—	159,859

Total	20,341,142	212,140	—	20,553,282

	2019
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Corporate, leasing and subordinated bonds	7,866,111	333,175	—	8,199,286
Sovereign Bonds of the Republic of Peru	5,704,970	—	—	5,704,970
Negotiable Certificates of Deposit issued by the BCRP	1,483,493	—	—	1,483,493
Bonds guaranteed by the Peruvian Government	668,073	—	—	668,073
Global Bonds of the Republic of Colombia	114,982	—	—	114,982

Total	15,837,629	333,175	—	16,170,804

Notes to the consolidated financial statements (continued)

6.	Loan, net

(a)	This caption is made up as follows:

	2020	2019
	S/(000)	S/(000)
Direct loans
Loans (*)	34,718,320	28,504,689
Credit cards	4,379,884	5,876,983
Leasing	1,211,324	1,533,395
Discounted notes	468,664	686,164
Factoring	571,994	374,192
Advances and overdrafts	39,414	87,373
Refinanced loans	287,119	251,180
Past due and under legal collection loans	1,405,185	943,168

	43,081,904	38,257,144

Plus (minus)
Accrued interest from performing loans	445,122	316,171
Unearned interest and interest collected in advance	(22,752)	(41,683)
Impairment allowance for loans (d)	(2,984,851)	(1,394,779)

Total direct loans, net	40,519,423	37,136,853

Indirect loans, Note 18(a)	4,611,931	4,101,977

(*)

As of December 31, 2020, Interbank maintains operations of loan reports represented in securities according to the BCRP’s definition. In consequence, loans provided as guarantee is presented in the caption “Loan, net”, and the related liability is presented in the caption “Accounts payable for repurchase agreements” of the consolidated statement of financial position.

Notes to the consolidated financial statements (continued)

(b)	The classification of the direct loan portfolio is as follows:

	2020	2019
	S/(000)	S/(000)
Commercial loans (c.1)	22,001,567	17,479,006
Consumer loans (c.1)	11,416,175	12,821,567
Mortgage loans (c.1)	7,721,267	7,206,445
Small and micro-business loans (c.1)	1,942,895	750,126

Total	43,081,904	38,257,144

During the year 2020, the balance of the direct loans includes disbursements made by Interbank within the “Reactiva Peru” program for approximately S/6,617 million, out of which S/5,159 million were granted to clients of its commercial loans and S/1,458 million to clients of its small and micro-business loans, see Notes 1(b.2) and 30.1. As of December 31, 2020, the balance of loans under said program amounts to S/6,616 million.

During 2019, Interbank acquired a commercial loan from Sumitomo Mitsui Banking Corporation for an amount of S/164,950,000.

For purposes of estimating the impairment loss in accordance with IFRS 9, the Group’s loans is segmented into homogeneous groups that share similar risk characteristics; the Group determined these 3 types of portfolios: Retail Banking (consumer and mortgage loans), Commercial Banking (commercial loans) and Small Business Banking (loans to small and micro-business).

Notes to the consolidated financial statements (continued)

(c)

The following table shows the credit quality and maximum exposure to credit risk based on the Group’s internal credit rating as of December 31, 2020 and 2019. The amounts presented do not consider impairment.

	2020				2019
Direct loans, (c.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	29,056,184	1,268,445	—	30,324,629	28,314,167	271,610	—	28,585,777
Standard grade	4,354,168	1,534,936	—	5,889,104	4,675,010	528,372	—	5,203,382
Sub-standard grade	692,669	1,159,438	—	1,852,107	358,527	969,387	—	1,327,914
Past due but not impaired	790,257	1,781,871	—	2,572,128	1,474,310	770,876	—	2,245,186
Impaired
Individually	—	—	7,678	7,678	—	—	8,444	8,444
Collectively	—	—	2,436,258	2,436,258	—	—	886,441	886,441

Total direct loans	34,893,278	5,744,690	2,443,936	43,081,904	34,822,014	2,540,245	894,885	38,257,144

	2020				2019
Contingent Credits: Guarantees and stand-by letters, import and export letters of credit (substantially, all indirect loans correspond to commercial loans)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	3,938,193	460,431	—	4,398,624	3,733,040	62,860	—	3,795,900
Standard grade	104,499	68,379	—	172,878	108,515	118,463	—	226,978
Sub-standard grade	65	10,302	—	10,367	7,597	41,095	—	48,692
Past due but not impaired	—	—	—	—	—	—	—	—
Impaired
Individually	—	—	22,607	22,607	—	—	22,607	22,607
Collectively	—	—	7,455	7,455	—	—	7,800	7,800

Total indirect loans	4,042,757	539,112	30,062	4,611,931	3,849,152	222,418	30,407	4,101,977

Notes to the consolidated financial statements (continued)

(c.1)	The following tables show the credit quality and maximum exposure to credit risk for each classification of the direct loans:

	2020				2019
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	15,876,174	757,184	—	16,633,358	12,786,786	53,449	—	12,840,235
Standard grade	2,902,150	966,358	—	3,868,508	2,605,473	127,347	—	2,732,820
Sub-standard grade	304,843	124,287	—	429,130	132,707	401,991	—	534,698
Past due but not impaired	419,007	414,829	—	833,836	1,069,813	102,267	—	1,172,080
Impaired
Individually	—	—	7,678	7,678	—	—	8,444	8,444
Collectively	—	—	229,057	229,057	—	—	190,729	190,729

Total direct loans	19,502,174	2,262,658	236,735	22,001,567	16,594,779	685,054	199,173	17,479,006

	2020				2019
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	6,615,423	209,136	—	6,824,559	9,319,421	176,764	—	9,496,185
Standard grade	798,142	400,173	—	1,198,315	1,443,966	311,673	—	1,755,639
Sub-standard grade	135,137	539,175	—	674,312	196,126	362,228	—	558,354
Past due but not impaired	133,187	882,195	—	1,015,382	167,295	443,693	—	610,988
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	1,703,607	1,703,607	—	—	400,401	400,401

Total direct loans	7,681,889	2,030,679	1,703,607	11,416,175	11,126,808	1,294,358	400,401	12,821,567

Notes to the consolidated financial statements (continued)

	2020				2019
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	5,447,111	24,010	—	5,471,121	5,676,737	21,775	—	5,698,512
Standard grade	422,425	145,076	—	567,501	550,656	65,662	—	616,318
Sub-standard grade	217,289	371,910	—	589,199	25,855	190,605	—	216,460
Past due but not impaired	233,595	416,371	—	649,966	225,687	201,506	—	427,193
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	443,480	443,480	—	—	247,962	247,962

Total direct loans	6,320,420	957,367	443,480	7,721,267	6,478,935	479,548	247,962	7,206,445

	2020				2019
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	1,117,476	278,115	—	1,395,591	531,223	19,622	—	550,845
Standard grade	231,451	23,329	—	254,780	74,915	23,690	—	98,605
Sub-standard grade	35,400	124,066	—	159,466	3,839	14,563	—	18,402
Past due but not impaired	4,468	68,476	—	72,944	11,515	23,410	—	34,925
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	60,114	60,114	—	—	47,349	47,349

Total direct loans	1,388,795	493,986	60,114	1,942,895	621,492	81,285	47,349	750,126

Notes to the consolidated financial statements (continued)

(d)	The balances of the direct and indirect loan portfolio and the movement of the respective allowance for expected credit loss, calculated according to IFRS 9, is as follows:

(d.1)	Direct loans

	2020				2019
Gross carrying amount of direct loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	34,822,014	2,540,245	894,885	38,257,144	30,382,175	2,858,361	814,672	34,055,208
New originated or purchased assets	21,449,051	—	—	21,449,051	18,046,202	—	—	18,046,202
Assets matured or derecognized (excluding write-offs)	(13,398,763)	(484,271)	(68,664)	(13,951,698)	(10,863,470)	(786,157)	(76,716)	(11,726,343)
Transfers to Stage 1	730,043	(728,403)	(1,640)	—	969,214	(967,118)	(2,096)	—
Transfers to Stage 2	(5,701,687)	5,737,777	(36,090)	—	(1,931,859)	1,969,563	(37,704)	—
Transfers to Stage 3	(1,105,357)	(1,232,556)	2,337,913	—	(504,354)	(470,499)	974,853	—
Write-offs	—	—	(925,960)	(925,960)	—	—	(874,068)	(874,068)
Others (*)	(2,833,086)	(146,760)	216,109	(2,763,737)	(1,111,112)	(56,737)	101,042	(1,066,807)
Foreign exchange effect	931,063	58,658	27,383	1,017,104	(164,782)	(7,168)	(5,098)	(177,048)

End of year balances	34,893,278	5,744,690	2,443,936	43,081,904	34,822,014	2,540,245	894,885	38,257,144

	2020				2019
Changes in the allowance for expected credit losses for direct loans, see (d.1.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of year balances	461,892	394,773	538,114	1,394,779	394,801	462,749	507,254	1,364,804

Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	451,031	—	—	451,031	317,473	—	—	317,473
Assets matured or derecognized (excluding write-offs)	(83,688)	(59,007)	(33,298)	(175,993)	(98,575)	(82,624)	(42,311)	(223,510)
Transfers to Stage 1	75,293	(74,069)	(1,224)	—	126,904	(125,255)	(1,649)	—
Transfers to Stage 2	(464,875)	480,358	(15,483)	—	(139,232)	156,706	(17,474)	—
Transfers to Stage 3	(78,182)	(364,587)	442,769	—	(63,227)	(135,678)	198,905	—
Impact on the expected credit loss for credits that change stage in the year (***)	(97,685)	770,405	1,478,591	2,151,311	(91,914)	148,328	650,594	707,008
Others (**)	(86,483)	(17,357)	54,482	(49,358)	16,327	(28,174)	(16,381)	(28,228)

Total	(284,589)	735,743	925,837	2,376,991	67,756	(66,697)	771,684	772,743
Write-offs	—	—	(925,960)	(925,960)	—	—	(874,068)	(874,068)
Recovery of written–off loans	—	—	106,395	106,395	—	—	136,468	136,468
Foreign exchange effect	2,938	14,691	15,017	32,646	(665)	(1,279)	(3,224)	(5,168)

Expected credit loss at the end of year balances	180,241	1,145,207	1,659,403	2,984,851	461,892	394,773	538,114	1,394,779

(*)

Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (partial amortizations that did not represent a reduction or derecognized of the loan), and (ii) the execution of contingent loans (conversion of indirect debt into direct debt).

(**)

Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(***)

With the purpose of reflecting the impact of the uncertainty due to the Covid-19 pandemic, see Note 1(b), the Group decided to apply the expert judgment to perform migrations of clients with higher risk from Stage 1 to Stage 2 and Stage 3, and from Stage 2 to Stage 3. These migrations into higher risk Stages led to incurrence of higher provisions for expected loss during 2020 compared to the year 2019; see Note 30.1(d.4).

Notes to the consolidated financial statements (continued)

(d.1.1)	The following tables show the movement of the allowance for expected credit losses for each classification of the direct loan portfolio:

	2020				2019
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	54,693	24,399	67,158	146,250	68,705	27,397	98,111	194,213

Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	118,602	—	—	118,602	42,558	—	—	42,558
Assets derecognized or matured (excluding write-offs)	(21,764)	(5,610)	(3,272)	(30,646)	(35,809)	(9,153)	(9,384)	(54,346)
Transfers to Stage 1	2,759	(2,759)	—	—	6,996	(6,996)	—	—
Transfers to Stage 2	(40,813)	40,813	—	—	(13,571)	14,721	(1,150)	—
Transfers to Stage 3	(1,112)	(1,772)	2,884	—	(4,506)	(3,583)	8,089	—
Impact on the expected credit loss for credits that change stage in the year (**)	(4,594)	46,314	22,446	64,166	(2,900)	5,779	26,199	29,078
Others (*)	(39,045)	(14,597)	2,963	(50,679)	(6,239)	(3,599)	(25,290)	(35,128)

Total	14,033	62,389	25,021	101,443	(13,471)	(2,831)	(1,536)	(17,838)
Write-offs	—	—	(27,817)	(27,817)	—	—	(29,800)	(29,800)
Written-off portfolio recoveries	—	—	1,756	1,756	—	—	968	968
Foreign exchange effect	2,546	11,252	2,330	16,128	(541)	(167)	(585)	(1,293)

Expected credit loss at end of year	71,272	98,040	68,448	237,760	54,693	24,399	67,158	146,250

	2020				2019
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	384,989	332,697	340,914	1,058,600	303,953	398,353	284,645	986,951

Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	185,014	—	—	185,014	257,150	—	—	257,150
Assets derecognized or matured (excluding write-offs)	(57,327)	(49,644)	(18,275)	(125,246)	(57,268)	(69,819)	(17,238)	(144,325)
Transfers to Stage 1	57,658	(56,434)	(1,224)	—	111,506	(109,857)	(1,649)	—
Transfers to Stage 2	(364,594)	368,484	(3,890)	—	(120,042)	124,906	(4,864)	—
Transfers to Stage 3	(73,702)	(353,230)	426,932	—	(54,960)	(121,246)	176,206	—
Impact on the expected credit loss for loans that change stage in the year (**)	(85,873)	630,793	1,363,177	1,908,097	(81,409)	135,659	553,748	607,998
Others (*)	39,014	26,254	79,720	144,988	26,129	(24,275)	7,613	9,467

Total	(299,810)	566,223	1,846,440	2,112,853	81,106	(64,632)	713,816	730,290
Write-offs	—	—	(868,121)	(868,121)	—	—	(785,863)	(785,863)
Written-off portfolio recoveries	—	—	100,760	100,760	—	—	130,184	130,184
Foreign exchange effect	142	2,682	6,477	9,301	(70)	(1,024)	(1,868)	(2,962)

Expected credit loss at end of year	85,321	901,602	1,426,470	2,413,393	384,989	332,697	340,914	1,058,600

Notes to the consolidated financial statements (continued)

	2020				2019
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	9,418	22,788	89,476	121,682	8,428	20,142	86,040	114,610

Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	2,125	—	—	2,125	2,153	—	—	2,153
Assets derecognized or matured (excluding write-offs)	(932)	(1,972)	(10,652)	(13,556)	(1,017)	(1,354)	(12,834)	(15,205)
Transfers to Stage 1	13,011	(13,011)	—	—	6,760	(6,760)	—	—
Transfers to Stage 2	(11,306)	22,819	(11,513)	—	(1,174)	12,634	(11,460)	—
Transfers to Stage 3	(430)	(4,667)	5,097	—	(312)	(3,472)	3,784	—
Impact on the expected credit loss for credits that change stage in the year (**)	(5,902)	34,008	72,212	100,318	(6,185)	2,094	32,211	28,120
Others (*)	4,920	2,066	(32,125)	(25,139)	787	(420)	(2,212)	(1,845)

Total	1,486	39,243	23,019	63,748	1,012	2,722	9,489	13,223
Write-offs	—	—	(4,350)	(4,350)	—	—	(5,427)	(5,427)
Written-off portfolio recoveries	—	—	—	—	—	—	—	—
Foreign exchange effect	219	751	5,934	6,904	(22)	(76)	(626)	(724)

Expected credit loss at end of year	11,123	62,782	114,079	187,984	9,418	22,788	89,476	121,682

Notes to the consolidated financial statements (continued)

	2020				2019
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	12,792	14,889	40,566	68,247	13,715	16,857	38,458	69,030

Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	145,290	—	—	145,290	15,612	—	—	15,612
Assets derecognized or matured (excluding write-offs)	(3,665)	(1,781)	(1,099)	(6,545)	(4,481)	(2,298)	(2,855)	(9,634)
Transfers to Stage 1	1,865	(1,865)	—	—	1,642	(1,642)	—	—
Transfers to Stage 2	(48,162)	48,242	(80)	—	(4,445)	4,445	—	—
Transfers to Stage 3	(2,938)	(4,918)	7,856	—	(3,449)	(7,377)	10,826	—
Impact on the expected credit loss for loans that change stage in the year (**)	(1,316)	59,290	20,756	78,730	(1,420)	4,796	38,436	41,812
Others (*)	(91,372)	(31,080)	3,924	(118,528)	(4,350)	120	3,508	(722)

Total	(298)	67,888	31,357	98,947	(891)	(1,956)	49,915	47,068
Write-offs	—	—	(25,672)	(25,672)	—	—	(52,978)	(52,978)
Written-off portfolio recoveries	—	—	3,879	3,879	—	—	5,316	5,316
Foreign exchange effect	31	6	276	313	(32)	(12)	(145)	(189)

Expected credit loss at end of year	12,525	82,783	50,406	145,714	12,792	14,889	40,566	68,247

(*)

Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(**)

With the purpose of reflecting the impact of the uncertainty due to the Covid-19 pandemic, see Note 1(b), the Group decided to apply the expert judgment to perform migrations of clients with higher risk from Stage 1 to Stage 2 and Stage 3, and from Stage 2 to Stage 3. These migrations to higher risk Stages led to incurrence of higher provisions for expected losses during the year 2020 compared to the year 2019; see Note 30.1(d.4).

(d.2)	Indirect loans (substantially, all indirect loans correspond to commercial loans)

	2020				2019
Gross carrying amount of contingent credits, guarantees and stand-by letters, import and export letters of credit	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	3,849,152	222,418	30,407	4,101,977	3,501,536	526,854	43,070	4,071,460
New originated or purchased assets	1,696,200	—	—	1,696,200	1,640,747	—	—	1,640,747
Assets derecognized or matured	(1,246,157)	(52,739)	(1,721)	(1,300,617)	(1,190,801)	(131,505)	(6,646)	(1,328,952)
Transfers to Stage 1	110,554	(110,554)	—	—	257,397	(257,397)	—	—
Transfers to Stage 2	(502,937)	502,937	—	—	(88,515)	88,515	—	—
Transfers to Stage 3	(424)	(749)	1, 173	—	(1,186)	(37)	1,223	—
Others (*)	(28,271)	(32,605)	—	(60,876)	(241,031)	457	(7,212)	(247,786)
Foreign exchange effect	164,640	10,404	203	175,247	(28,995)	(4,469)	(28)	(33,492)

End of year balances	4,042,757	539,112	30,062	4,611,931	3,849,152	222,418	30,407	4,101,977

Notes to the consolidated financial statements (continued)

	2020				2019
Changes in the allowance for expected credit losses for contingent credits, guarantees and stand-by letters, import and export letters of credit	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S(000)	S(000)	S(000)	S(000)	S(000)	S(000)	S(000)	S(000)
Expected credit loss at beginning of year balances	16,367	4,720	18,607	39,694	19,829	19,753	22,469	62,051

Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	5,816	—	—	5,816	6,937	—	—	6,937
Assets derecognized or matured	(2,859)	(640)	(254)	(3,753)	(9,803)	(6,597)	(3,400)	(19,800)
Transfers to Stage 1	1,681	(1,681)	—	—	7,101	(7,101)	—	—
Transfers to Stage 2	(7,493)	7,493	—	—	(2,410)	2,410	—	—
Transfers to Stage 3	(89)	(32)	121	—	(125)	(1)	126	—
Impact on the expected credit loss for credits that change stage in the year (***)	(1,476)	7,578	596	6,698	(2,997)	(1,407)	75	(4,329)
Others (**)	3,085	1,185	3,922	8,192	(1,996)	(2,091)	(653)	(4,740)

Total	(1,335)	13,903	4,385	16,953	(3,293)	(14,787)	(3,852)	(21,932)
Foreign exchange effect	709	322	45	1,076	(169)	(246)	(10)	(425)

Expected credit loss at the end of year balances, Note 10(a)	15,741	18,945	23,037	57,723	16,367	4,720	18,607	39,694

(*)

Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (partial amortizations that did not represent a reduction or derecognized of the loan), and (ii) the execution of contingent loans (conversion of indirect debt into direct debt).

(**)

Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(***)

With the purpose of reflecting the impact of the uncertainty due to Covid-19 pandemic, see Note 1(b), the Group decided to apply the expert judgment to perform migrations of clients with higher risk from Stage 1 to Stage 2 and Stage 3, and from Stage 2 to Stage 3. These migrations to higher risk stages led to incurrence of higher provisions for expected losses during the year 2020 compared to the year 2019; see Note 30.1(d.4).

Notes to the consolidated financial statements (continued)

(e)

In Management’s opinion, the allowance for loan losses recorded as of December 31, 2020 and 2019, has been established in accordance with IFRS 9; and it is sufficient to cover incurred losses on the loan portfolio.

(f)

Interest generated by loans are agreed upon freely considering prevailing market interest rates. It should be noted that as of December 31, 2020, the Congress of the Republic of Peru, approved a law that allows BCRP be the entity in charge to determine the maximum and minimum interest rates that can be charged in the Peruvian financial system. However, as of the date of this report, the BCRP has not yet applied the changes to the General Act of the Banking and Insurance System and Organic Act of the SBS, in order to incorporate the change approved by the Peruvian Congress, nor has established maximum and minimum interest rates.

(g)	Interest income from loans classified in Stage 3 is calculated through the effective interest rate adjusted for credit quality at amortized cost.

(h)	The refinanced loans during the 2020 period amounted to approximately S/188,311,000 (S/178,695,000, as of December 31, 2019) which had no significant impact on the consolidated statement of income.

During 2020, the Group has modified the contractual conditions of a determined number of loans as relief for its clients’ liquidity as consequence of the Covid-19 pandemic, for a total of approximately S/12,663,960,000. Said loans are not considered as refinanced loans. As of December 31, 2020, the balances of the rescheduled loans amount to approximately S/10,489,296,000; see further detail in Note 30(d.5).

(i)	The table below presents the maturity of direct loan portfolio without including accrued interest, interest to be accrued and interest collected in advance as of December 31, 2020 and 2019:

	2020	2019
	S/(000)	S/(000)
Outstanding
Up to 1 month	3,107,011	3,918,788
From 1 to 3 months	4,197,570	4,791,404
From 3 months to 1 year	9,619,503	8,409,336
From 1 to 5 years	19,720,158	15,189,733
Over 5 years	5,032,477	5,004,715

	41,676,719	37,313,976
Past due and under legal collection loans, see (i.1) -
Up to 4 months	259,557	215,791
Over 4 months	725,715	390,697
Under legal collection	419,913	336,680

	43,081,904	38,257,144

Notes to the consolidated financial statements (continued)

(i.1)	The tables below present past due and under legal collection loans for each classification of the direct loan portfolio:

	2020	2019
	S/(000)	S/(000)
Commercial loans
Up to 4 months	20,051	29,858
Over 4 months	72,162	70,527
Under legal collection	159,586	111,772

	251,799	212,157

Consumer loans
Up to 4 months	159,745	132,774
Over 4 months	520,026	207,333
Under legal collection	73,726	79,139

	753,497	419,246

Mortgage loans
Up to 4 months	42,906	39,409
Over 4 months	124,480	92,899
Under legal collection	146,697	123,463

	314,083	255,771

Small and micro-business loans
Up to 4 months	36,855	13,750
Over 4 months	9,047	19,938
Under legal collection	39,904	22,306

	85,806	55,994

See credit risk analysis in Note 30.1

(j)

Part of the loan portfolio is collateralized with guarantees received from clients, which mainly consist of mortgages, trust assignments, financial instruments as well as industrial commercial pledges.

Notes to the consolidated financial statements (continued)

(k)	The following tables present the maturities of direct and indirect loans of Stages 2 and 3 as of December 31, 2020 and 2019, as follows:

•	Stage 2: Loans with maturity longer or shorter than 30 days, regardless the criteria that caused their classification into Stage 2.

•	Stage 3: Loans with maturity longer or shorter than 90 days, regardless the criteria that caused their classification into Stage 3.

	2020						2019
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	5,718,511	976,357	—	—	5,718,511	976,357	2,352,993	282,422	—	—	2,352,993	282,422
90 days	—	—	1,136,642	883,880	1,136,642	883,880	—	—	48,378	2,903	48,378	2,903
Maturity longer than:
30 days	565,291	187,795	—	—	565,291	187,795	409,670	117,071	—	—	409,670	117,071
90 days	—	—	1,337,356	798,560	1,337,356	798,560	—	—	876,914	553,818	876,914	553,818

Total	6,283,802	1,164,152	2,473,998	1,682,440	8,757,800	2,846,592	2,762,663	399,493	925,292	556,721	3,687,955	956,214

(k.1)	The following tables present the maturities of direct and indirect loans of Stages 2 and 3 as of December 31, 2020 and 2019, for each classification of the loan:

	2020						2019
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Commercial loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	2,769,968	112,532	—	—	2,769,968	112,532	882,447	23,404	—	—	882,447	23,404
90 days	—	—	28,333	1,108	28,333	1,108	—	—	46,260	1,602	46,260	1,602
Maturity longer than:
30 days	31,802	4,453	—	—	31,802	4,453	25,025	5,715	—	—	25,025	5,715
90 days	—	—	238,464	90,377	238,464	90,377	—	—	183,320	84,163	183,320	84,163

Total	2,801,770	116,985	266,797	91,485	3,068,567	208,470	907,472	29,119	229,580	85,765	1,137,052	114,884

Notes to the consolidated financial statements (continued)

	2020						2019
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Consumer loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	1,598,404	735,773	—	—	1,598,404	735,773	1,027,966	230,196	—	—	1,027,966	230,196
90 days	—	—	984,092	822,442	984,092	822,442	—	—	1,711	992	1,711	992
Maturity longer than:
30 days	432,275	165,829	—	—	432,275	165,829	266,392	102,501	—	—	266,392	102,501
90 days	—	—	719,515	604,028	719,515	604,028	—	—	398,690	339,922	398,690	339,922

Total	2,030,679	901,602	1,703,607	1,426,470	3,734,286	2,328,072	1,294,358	332,697	400,401	340,914	1,694,759	673,611

	2020						2019
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Mortgage loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	881,913	55,579	—	—	881,913	55,579	370,018	16,882	—	—	370,018	16,882
90 days	—	—	123,737	59,910	123,737	59,910	—	—	127	50	127	50
Maturity longer than:
30 days	75,454	7,203	—	—	75,454	7,203	109,530	5,906	—	—	109,530	5,906
90 days	—	—	319,743	54,169	319,743	54,169	—	—	247,835	89,426	247,835	89,426

Total	957,367	62,782	443,480	114,079	1,400,847	176,861	479,548	22,788	247,962	89,476	727,510	112,264

	2020						2019
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Small and micro- business loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	468,226	72,473	—	—	468,226	72,473	72,562	11,940	—	—	72,562	11,940
90 days	—	—	480	420	480	420	—	—	280	259	280	259
Maturity longer than:
30 days	25,760	10,310	—	—	25,760	10,310	8,723	2,949	—	—	8,723	2,949
90 days	—	—	59,634	49,986	59,634	49,986	—	—	47,069	40,307	47,069	40,307

Total	493,986	82,783	60,114	50,406	554,100	133,189	81,285	14,889	47,349	40,566	128,634	55,455

Notes to the consolidated financial statements (continued)

(l)	The following tables present the exposure and the expected credit losses by economic sector for direct loans as of December 31, 2020 and 2019:

2020
	Carrying amount				Expected credit loss				Percentage expected credit loss
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Direct loans
Consumer loans	7,681,889	2,030,679	1,703,607	11,416,175	85,321	901,602	1,426,470	2,413,393	1.1%	44.4%	83.7%	21.1%
Mortgage loans	6,320,420	957,367	443,480	7,721,267	11,123	62,782	114,079	187,984	0.2%	6.6%	25.7%	2.4%
Commerce	4,507,639	713,080	121,161	5,341,880	24,187	88,353	52,798	165,338	0.5%	12.4%	43.6%	3.1%
Manufacturing	3,620,700	454,798	59,896	4,135,394	10,973	24,617	21,186	56,776	0.3%	5.4%	35.4%	1.4%
Professional, scientific and technical activities	3,744,307	251,939	26,744	4,022,990	15,209	12,549	8,741	36,499	0.4%	5.0%	32.7%	0.9%
Communications, storage and transportation	1,374,402	411,371	51,400	1,837,173	6,146	22,008	16,265	44,419	0.4%	5.3%	31.6%	2.4%
Agriculture	1,379,700	103,184	336	1,483,220	1,726	1,781	119	3,626	0.1%	1.7%	35.4%	0.2%
Electricity, gas, water and oil	757,907	314,483	—	1,072,390	1,291	8,944	—	10,235	0.2%	2.8%	—	1.0%
Leaseholds and real estate activities	837,719	98,070	2,258	938,047	13,063	3,318	1,208	17,589	1.6%	3.4%	53.5%	1.9%
Construction and infrastructure	662,430	245,735	28,218	936,383	3,806	4,683	15,394	23,883	0.6%	1.9%	54.6%	2.6%
Others	4,006,165	163,984	6,836	4,176,985	7,396	14,570	3,143	25,109	0.2%	8.9%	46.0%	0.6%

Total direct loans	34,893,278	5,744,690	2,443,936	43,081,904	180,241	1,145,207	1,659,403	2,984,851	0.5%	19.9%	67.9%	6.9%

2019
	Carrying amount				Expected credit loss				Percentage expected credit loss
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Direct loans
Consumer loans	11,126,808	1,294,358	400,401	12,821,567	384,989	332,697	340,914	1,058,600	3.5%	25.7%	85.1%	8.3%
Mortgage loans	6,478,935	479,548	247,962	7,206,445	9,418	22,788	89,476	121,682	0.1%	4.8%	36.1%	1.7%
Commerce	2,815,225	158,852	101,655	3,075,732	13,386	16,046	47,367	76,799	0.5%	10.1%	46.6%	2.5%
Manufacturing	3,787,288	43,569	38,159	3,869,016	12,550	4,945	14,731	32,226	0.3%	11.3%	38.6%	0.8%
Professional, scientific and technical activities	2,521,614	99,066	22,093	2,642,773	12,011	3,876	7,084	22,971	0.5%	3.9%	32.1%	0.9%
Communications, storage and transportation	1,105,447	93,670	36,309	1,235,426	3,481	6,317	13,802	23,600	0.3%	6.7%	38.0%	1.9%
Agriculture	1,227,416	10,636	394	1,238,446	1,175	263	67	1,505	0.1%	2.5%	17.0%	0.1%
Electricity, gas, water and oil	502,485	191,049	43	693,577	2,320	4,463	40	6,823	0.5%	2.3%	93.0%	1.0%
Leaseholds and real estate activities	806,141	25,017	3,529	834,687	11,922	1,155	1,866	14,943	1.5%	4.6%	52.9%	1.8%
Construction and infrastructure	542,590	108,375	37,890	688,855	4,102	319	20,187	24,608	0.8%	0.3%	53.3%	3.6%
Others	3,908,065	36,105	6,450	3,950,620	6,538	1,904	2,580	11,022	0.2%	5.3%	40.0%	0.3%

Total direct loans	34,822,014	2,540,245	894,885	38,257,144	461,892	394,773	538,114	1,394,779	1.3%	15.5%	60.1%	3.6%

Notes to the consolidated financial statements (continued)

(m)	The following tables present the exposure and the expected credit losses by economic sector for indirect loans as of December 31, 2020 and 2019:

2020
	Carrying amount				Expected credit loss				Percentage expected credit loss
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Indirect loans
Commerce	189,119	31,163	737	221,019	502	440	283	1,225	0.3%	1.4%	38.4%	0.6%
Manufacturing	238,672	7,790	19	246,481	481	87	13	581	0.2%	1.1%	68.4%	0.2%
Professional, scientific and technical activities	891,772	21,881	2,270	915,923	3,656	477	514	4,647	0.4%	2.2%	22.6%	0.5%
Communications, storage and transportation	603,710	143,854	130	747,694	1,004	274	86	1,364	0.2%	0.2%	66.2%	0.2%
Agriculture	20,679	21	—	20,700	72	1	—	73	0.3%	4.8%	—	0.4%
Electricity, gas, water and oil	152,812	7,986	—	160,798	244	62	—	306	0.2%	0.8%	—	0.2%
Leaseholds and real estate activities	81,405	24,098	—	105,503	1,521	358	—	1,879	1.9%	1.5%	—	1.8%
Construction and infrastructure	750,220	194,386	26,788	971,394	6,486	4,837	22,061	33,384	0.9%	2.5%	82.4%	3.4%
Others	1,114,368	107,933	118	1,222,419	1,775	12,409	80	14,264	0.2%	11.5%	67.8%	1.2%

Total indirect loans	4,042,757	539,112	30,062	4,611,931	15,741	18,945	23,037	57,723	0.4%	3.5%	76.6%	1.3%

2019
	Carrying amount				Expected credit loss				Percentage expected credit loss
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Indirect loans
Commerce	290,604	9,595	501	300,700	290	146	60	496	0.1%	1.5%	12.0%	0.2%
Manufacturing	386,998	3,343	351	390,692	190	51	59	300	0.0%	1.5%	16.8%	0.1%
Professional, scientific and technical activities	724,084	46,642	2,761	773,487	1,294	743	332	2,369	0.2%	1.6%	12.0%	0.3%
Communications, storage and transportation	712,870	1,359	—	714,229	437	42	—	479	0.1%	3.1%	—	0.1%
Agriculture	29,293	409	—	29,702	60	7	—	67	0.2%	1.7%	—	0.2%
Electricity, gas, water and oil	142,618	16	—	142,634	259	—	—	259	0.2%	0.0%	—	0.2%
Leaseholds and real estate activities	103,492	2,376	—	105,868	948	44	—	992	0.9%	1.9%	—	0.9%
Construction and infrastructure	739,845	63,460	26,794	830,099	10,099	2,301	18,156	30,556	1.4%	3.6%	67.8%	3.7%
Others	719,348	95,218	—	814,566	2,790	1,386	—	4,176	0.4%	1.5%	—	0.5%

Total indirect loans	3,849,152	222,418	30,407	4,101,977	16,367	4,720	18,607	39,694	0.4%	2.1%	61.2%	1.0%

The Group decided to apply the expert judgment to perform migrations of clients with higher risk from Stage 1 to Stage 2 and Stage 3, and from Stage 2 to Stage 3 to capture the uncertainty and risks due to the pandemic situation. These migrations to higher risk Stages led to incurrence of higher provisions for expected losses during the year 2020 compared to the year 2019; see Note 30.1(d.4).

Notes to the consolidated financial statements (continued)

7.	Investment property

(a)	This caption is made up as follows:

	2020	2019	Acquisition or construction year	Hierarchy level (i)	Valuation methodology (f) 2020 / 2019
	S/(000)	S/(000)
Land
San Isidro – Lima	241,112	239,152	2009	Level 3	Appraisal
San Martín de Porres – Lima	79,080	72,013	2015	Level 3	Appraisal
Sullana	17,703	16,540	2012	Level 3	Appraisal
Santa Clara – Lima	14,162	12,961	2017	Level 3	Appraisal
Others	9,161	8,727	—	Level 3	Appraisal / Cost

	361,218	349,393

Completed investment property - “Real Plaza” Shopping Malls
Talara	34,982	37,772	2015	Level 3	DCF

	34,982	37,772

Buildings
Orquídeas - San Isidro – Lima (d)	158,825	168,787	2017	Level 3	DCF
Ate Vitarte – Lima	109,980	82,925	2006	Level 3	DCF/Appraisal
Piura (d)	107,992	50,396	2008/2020	Level 3	DCF/Appraisal
Chorrillos – Lima (d)	67,424	71,680	2017	Level 3	DCF
Chimbote (d)	42,805	49,898	2015	Level 3	DCF
Maestro – Huancayo	32,395	34,569	2017	Level 3	DCF
Cusco	31,586	30,774	2017	Level 3	DCF
Pardo y Aliaga – Lima, Note 3.4(n)	21,285	19,963	2008	Level 3	DCF
Panorama - Lima	20,449	21,819	2016	Level 3	DCF
Trujillo	18,111	17,600	2016	Level 3	DCF
Cercado de Lima – Lima	14,697	13,545	2017	Level 3	DCF
Others (e) and Note 3.4(n)	22,229	22,975	—	Level 3	DCF

	647,778	584,931

Total	1,043,978	972,096

DCF: Discounted cash flow

(i)	During 2020 and 2019, there were no transfers between levels of hierarchy, see Note 3.4(y)
(ii)	As of December 31, 2020 and 2019, there are no liens on investment property.

Notes to the consolidated financial statements (continued)

(b)	The net gain on investment properties as of December 31, 2020, 2019 and 2018, consists of the following:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Income from rental of investment property	39,491	48,839	32,878
Gain on valuation of investment property	5,438	54,493	47,765
(Loss) gain on sale of investment property (e)	—	(7,164)	4,655

Total	44,929	96,168	85,298

(c)	The movement of investment property for the years ended December 31, 2020, 2019 and 2018, is as follows:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Beginning of year balances	972,096	986,538	1,118,608
Additions (d)	61,243	60,865	55,795
Sales (e)	—	(129,800)	(226,091)
Valuation gain	5,438	54,493	47,765
Net transfers, Note 3.4(n)	5,201	—	(9,539)

End of year balances	1,043,978	972,096	986,538

(d)	During 2020, it mainly corresponds to outlays related to the purchase of the “Piura” building, which was purchased from a related entity and in cash.

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

Notes to the consolidated financial statements (continued)

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

The fair value of land is determined based on the value assigned by an external appraiser. The external appraiser uses the market comparable method, under this method a property’s fair value is estimated based on comparable transactions. The unit of comparison applied by the Group is the price per square meter. Following are the minimum ranges, maximum ranges and the average price for the land, before any adjustment:

	Minimum range	Maximum range	Average
	US$ per m2	US$ per m2	US$ per m2
San Isidro – Lima	2,799	8,000	5,855
San Martin de Porres – Lima	1,332	1,611	1,540
Piura	1,000	1,200	1,100
Ate Vitarte - Lima	800	2,057	899
Others	230	313	257

Main assumptions

Below is a brief description of the assumptions considered in the determination of cash flows as of December 31, 2020 and 2019:

•	ERV (Estimated Rental Value) -

Corresponds to the Estimated Rental Value, that is, the rent for which the space could be rented under the market conditions prevailing on the valuation date.

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

Notes to the consolidated financial statements (continued)

The main assumptions used in the valuation and estimation of the market value of investment property are detailed below:

	US$ / Percentage
	2020		2019
Average ERV	US$	82.3	US$	88.7
Long-term inflation		2.2%		2.6%
Long-term occupancy rate		98.7%		99.3%
Average growth rate of rental income		2.4%		2.6%
Average NOI margin		92.0%		93.8%
Discount rate		8.7%		8.7%

Sensitivity analysis -

The sensitivity analysis on the valuation of investment property, against changes in factors deemed relevant by Management, is presented below:

		2020	2019
		S/(000)	S/(000)
Average growth rate of rental income (basis) -
Increase	+0.25%	15,735	16,045
Decrease	-0.25%	(15,154)	(15,306)
Long-term inflation (basis) -
Increase	+0.25%	18,529	15,132
Decrease	-0.25%	(17,125)	(13,906)
Discount rate (basis) -
Increase	+0.5%	(44,597)	(43,733)
Decrease	-0.5%	52,029	51,703

Likewise, a significant increase (decrease) in the price per square meter of the land lots could result in a significantly higher (lower) fair value measurement.

(g)	Below are the nominal amounts of the future minimum fixed rental income of the Group’s investment property (operating leases):

Year	2020	2019
	S/(000)	S/(000)
Within 1 year	38,264	40,920
After 1 year but not more than 5 years	175,967	149,263
Over 5 years	840,000	689,715

Total	1,054,231	879,898

The minimum rental income is computed considering a period between 20 and 25 years.

Notes to the consolidated financial statements (continued)

8.	Property, furniture and equipment, net

(a)	The movement of property, furniture and equipment and depreciation for the years ended December 31, 2020, 2019 and 2018, is as follows:

						Right-of-use assets
Description	Land	Buildings, facilities and leasehold improvements	Furniture and equipment	Vehicles	In-transit equipment and work-in-progress	Land	Buildings and facilities	Furniture and equipment	Total 2020	Total 2019	Total 2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance as of January 1	188,093	539,306	614,317	1,559	48,485	66,146	340,268	2,292	1,800,466	1,352,599	1,313,554
Effect for adoption of IFRS 16, Note 3.2	—	—	—	—	—	—	—	—	—	341,746	—
Additions	—	9,246	22,247	—	20,878	3,135	19,935	—	75,441	135,145	72,709
Transfers	—	17,434	22,032	—	(39,466)	—	—	—	—	—	—
Transfer (to) from investment property, Note 3.4(n)	(1,193)	(2,669)	(320)	—	—	—	—	—	(4,182)	—	2,251
Disposals, write-offs and others (d)	(1,683)	(15,303)	(16,567)	(295)	(1,710)	—	(54,402)	—	(89,960)	(29,024)	(35,915)

Balance as of December 31	185,217	548,014	641,709	1,264	28,187	69,281	305,801	2,292	1,781,765	1,800,466	1,352,599

Depreciation
Balance as of January 1	—	(299,393)	(475,359)	(1,031)	—	(2,235)	(71,028)	(477)	(849,523)	(730,074)	(700,915)
Depreciation of the year	—	(20,943)	(50,669)	(124)	—	(2,172)	(63,070)	(573)	(137,551)	(147,051)	(71,244)
Transfers	—	199	(199)	—	—	—	—	—	—	—	—
Transfer to (from) investment property, Note 3.4(n)	—	308	52	—	—	—	—	—	360	—	7,288
Disposals, write-offs and others (d)	—	14,865	15,834	293	—	—	18,384	—	49,376	27,602	34,797

Balance as of December 31	—	(304,964)	(510,341)	(862)	—	(4,407)	(115,714)	(1,050)	(937,338)	(849,523)	(730,074)

Net book value	185,217	243,050	131,368	402	28,187	64,874	190,087	1,242	844,427	950,943	622,525

(b)	Financial entities in Peru are prohibited from pledging their fixed assets.

(c)

Management periodically reviews the residual values, useful life and the depreciation method to ensure they are consistent with the economic benefits and life expectation of property, furniture and equipment. In Management’s opinion, there is no evidence of impairment in property, furniture and equipment as of December 31, 2020, 2019 and 2018.

(d)

During the years 2020 and 2019, correspond mainly to assets fully depreciated and written-off, except for righ-of-use assets. Right-of-use write-offs are related to the early termination of lease agreements due to the closing of offices and lower number of ATMs (which were located inside facilities whose operations were interrupted by the Covid-19 pandemic, see Note 1(b)). In that sense, the Group has derecognized the cost for right-of-use and the cumulative depreciation of the assets related to early terminated agreements; in the same way, the Group has derecognized the future installments of said obligations, which were recorded as financial lease liabilities; see (e) below. The early termination of these agreements has not had impacts on the Group’s results.

Notes to the consolidated financial statements (continued)

(e)	The following table shows the book values of lease liabilities (included in the caption “Other accounts payable, provisions and other liabilties”); see Note 10(a) and the movement of the year:

	2020	2019
	S/(000)	S/(000)
As of January 1, 2019 – effect of IFRS 16 adoption	341,836	341,746
Additions	19,935	66,960
Interest expenses, Note 19(a)	15,288	16,568
Disposals (*)	(37,766)	—
Exchange differences	5,070	—
Payments	(74,608)	(83,438)

As of December 31	269,755	341,836

(*) These disposals are related to the early termination of lease agreements; see (d) above.

As of December 31, 2020 and 2019, the amortization schedule of these abligations is as follows:

	2020	2019
	S/(000)	S/(000)
2020	—	60,812
2021	50,771	55,212
2022 onwards	218,984	225,812

Total	269,755	341,836

Notes to the consolidated financial statements (continued)

The following table shows the amounts recognized in the consolidated statement of income:

	2020	2019
	S/(000)	S/(000)
Depreciation expenses of right-of-use assets	65,815	73,740
Interest expenses of lease liabilities, Note 19(a)	15,288	16,568
Expenses related to short term and low value assets leases (included in administrative expenses, see Note 25 (c))	6,781	5,072

Total amount recognized in the consolidated statement of income	87,884	95,380

During the year 2020, the Group had cash outflows for leases for approximately S/89,162,000, out of which S/74,608,000 correspond to financial lease installments recorded according to IFRS 16 “Leases”, see letter (e) above, and S/14,554,000 correspond to financial lease installments recorded according to IAS 17 “Leases” (as of December 31, 2019, cash outflows for S/117,643,000, related to leases according to IFRS 16 for S/83,438,000 and financial leases according to IAS 17 for S/34,025,000).

Notes to the consolidated financial statements (continued)

9.	Intangible assets and goodwill, net

(a)	Intangible assets

The movement of intangible assets and amortization for the years ended December 31, 2020, 2019 and 2018, is as follows:

	2020						2019	2018
Description	Software	In-transit-software	Present value of acquired in-force business (PVIF)	Other intangible assets	Goodwill (b)	Total	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance as of January 1	821,097	131,704	137,900	32,602	430,646	1,553,949	1,414,612	1,288,206
Additions and transfers	77,429	69,740	—	48,887	—	196,056	142,539	127,928
Disposals and write-offs	(281)	(1,499)	—	(3)	—	(1,783)	(3,202)	(1,522)

Balance as of December 31	898,245	199,945	137,900	81,486	430,646	1,748,222	1,553,949	1,414,612

Amortization
Balance as of January 1	(529,045)	—	(29,878)	(15,764)	—	(574,687)	(460,066)	(366,612)
Amortization of the year	(110,426)	—	(13,790)	(6,983)	—	(131,199)	(114,964)	(93,454)
Disposals and write-offs	249	—	—	—	—	249	343	—

Balance as of December 31	(639,222)	—	(43,668)	(22,747)	—	(705,637)	(574,687)	(460,066)

Net book value	259,023	199,945	94,232	58,739	430,646	1,042,585	979,262	954,546

Management assesses periodically the amortization method used with the purpose of ensuring that it is consistent with the economic benefit of the intangible assets. In Management’s opinion, there is no evidence of impairment in the Group’s intangible assets as of December 31, 2020, 2019 and 2018.

Notes to the consolidated financial statements (continued)

(b)	Goodwill

In 2017, IFS acquired 99.39 percent of Seguros Sura’s capital stock and 99.42 percent of Hipotecaria Sura’s capital stock. In March 2018, Interseguro merged with Seguro Sura, using the method of absorption, originating the transfer of all the assets and liabilities of Seguros Sura to the absorbing company and extinguishing without having to liquidate.

The goodwill resulting from the purchase of Seguros Sura and Hipotecaria Sura represents the future synergies that are expected to arise from the combination of operations, distribution channels, workforce and other efficiencies not included in the intangible assets of the present value of acquired in-force business.

The goodwill recorded by the Group has been allocated to the CGU (cash generated unit) comprised of the merged entity.

The recoverable amount for the CGU was determined based on the income approach, specifically the dividend discount model.

As of December 31, 2020 and 2019, the key assumptions used for the calculation of fair value are:

•	Perpetuity growth rate: 4.5%.

•	Discount rate: 12.5% (2020) and 12.0% (2019)

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

The key assumptions described above can change if the market conditions and the economy change. As of December 31, 2020 and 2019, the Group estimates that the reasonableness of possible changes in these assumptions would not make the recoverable amount of the CGU decrease to an amount lower than its book value.

As detailed in Note 2(g), as of December 31, 2019, Hipotecaria Sura has been extinguished; due to this, the decrease in its corresponding goodwill was recorded for an amount of S/2,233,000 in “Other expenses” of the consolidated statement of income; see Note 21.

Notes to the consolidated financial statements (continued)

10.	Other accounts receivable and other assets, net, and other accounts payable, provisions and other liabilities

(a)	These captions are comprised of the following:

	2020	2019
	S/(000)	S/(000)
Other accounts receivable and other assets
Financial instruments
Accounts receivable related to derivative financial instruments (b)	395,249	220,776
Other accounts receivable, net	357,783	393,254
Accounts receivable from sale of investments (c)	111,237	74,373
Operations in process (d)	93,933	45,613
Assets for technical reserves for claims and premiums by reinsurers	59,235	77,430
Others	35,952	39,760

	1,053,389	851,206

Non-financial instruments
Payments in advance of Income Tax	149,356	25,270
Investments in associates	70,344	72,301
Deferred charges	52,939	63,377
Realizable assets, received as payment and seized through legal actions	23,224	22,446
Prepaid rights to related entity, Note 27(f)	3,400	6,628
Others	2,377	10,644

	301,640	200,666

Total	1,355,029	1,051,872

Other accounts payable, provisions and other liabilities
Financial instruments
Contract liability with investment component, Note 3.4(d)	505,177	377,721
Other accounts payable	421,364	436,331
Accounts payable related to derivative financial instruments (b)	271,326	222,305
Lease liabilities, Note 8(e)	269,755	341,836
Accounts payable for acquisitions of investments (c)	185,432	75,820
Operations in process (d)	175,194	132,982
Workers’ profit sharing and salaries payable	110,640	134,710
Allowance for indirect loan losses, Note 6(d.2)	57,723	39,694
Accounts payable to reinsurers and coinsurers	7,176	7,328

	2,003,787	1,768,727

Non-financial instruments
Provision for other contingencies	48,711	50,931
Deferred income	46,976	55,348
Taxes payable	38,853	76,423
Others	7,825	8,798

	142,365	191,500

Total	2,146,152	1,960,227

Notes to the consolidated financial statements (continued)

(b)

The following table presents, as of December 31, 2020 and 2019, the fair value of derivative financial instruments recorded as assets or liabilities, including their notional amounts. The notional gross amount is the nominal amount of the derivative’s underlying asset and it is the base over which changes in the fair value of derivatives are measured; see Note 18(a):

2020	Note		Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
			S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading (*) -
Forward exchange contracts			23,512	13,935	3,661,038	—	Between January 2021 and December 2022	—	—
Interest rate swaps			140,906	139,531	4,382,535	—	Between May 2021 and June 2036	—	—
Currency swaps			69,007	50,192	2,520,758	—	Between April 2021 and April 2028	—	—
Cross currency swaps			—	67,523	213,125	—	January 2023	—	—
Options			—	145	22,700	—	Between January 2021 and June 2021	—	—

			233,425	271,326	10,800,156	—
Derivatives held as hedges -
Cash flow hedges:
Cross currency swaps (CCS)	13	(g)	126,839	—	1,596,861	(10,768)	January 2023	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	13	(i)	34,985	—	543,150	(5,904)	October 2027	Senior bonds	Bonds, notes and obligations outstanding
Interest rate swaps (IRS) (**)	12	(h)	—	—	—	964	—	—	—
Interest rate swaps (IRS) (**)	12	(i)	—	—	—	677	—	—	—
Interest rate swaps (IRS) (**)	12	(j)	—	—	—	681	—	—	—

			161,824	—	2,140,011	(14,350)

			395,249	271,326	12,940,167	(14,350)

Notes to the consolidated financial statements (continued)

2019	Note		Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
			S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading (*) -
Forward exchange contracts			95,961	45,276	9,289,914	—	Between January 2020 and January 2021	—	—
Interest rate swaps			81,517	75,071	4,238,143	—	Between November 2020 and December 2029	—	—
Currency swaps			30,438	36,428	1,727,922	—	Between January 2020 and September 2026	—	—
Cross currency swaps			—	50,523	195,056	—	January 2023	—	—
Options			33	126	22,154	—	Between January 2020 and December 2020	—	—

			207,949	207,424	15,473,189	—
Derivatives held as hedges -
Cash flow hedges:
Cross currency swaps (CCS)	13	(g)	12,827	8,225	1,461,474	(31,211)	January 2023	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	13	(i)	—	2,821	497,100	(19,694)	October 2027	Senior bonds	Bonds, notes and obligations outstanding
Interest rate swaps (IRS)	12	(h)	—	1,670	132,560	(285)	November 2020	Due to banks	Due to banks and correspondents
Interest rate swaps (IRS)	12	(i)	—	1,080	82,850	(289)	December 2020	Due to banks	Due to banks and correspondents
Interest rate swaps (IRS)	12	(j)	—	1,085	82,850	(287)	December 2020	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)			—	—	—	1,097	—	—	—

			12,827	14,881	2,256,834	(50,669)

			220,776	222,305	17,730,023	(50,669)

(*)

As of December 31, 2020, 2019 and 2018, the Group recognized losses for S/39,207,000, gains for S/62,183,000 and losses for S/13,124,000, respectively, for valuation of derivative financial instruments held for trading, which were recorded in the caption “Net gain from financial assets at fair value through profit or loss” in the consolidated statement of income.

(**)	As of December 31, 2020, it corresponded to derivative financial instruments whose hedge items were cancelled in 2020.

(i)	As of December 31, 2020 and 2019, certain derivative financial instruments required the establishment of collateral deposits; see Note 4(d).

(ii)

For the designated hedging derivatives mentioned in the table above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness in 2020 and 2019. During the year 2019, two hedges were discontinued for a total nominal value of US$20,000,000 because of the early redemption of the senior bonds denominated “5.750% Senior Notes due 2020”; see Nota 13(f). During 2020, there were no discontinued hedges accounting.

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

(iv)

The future effect of current cash flow hedges on the consolidated statement of income, net of the deferred Income Tax, which will be included in the caption “Net gain of financial assets at fair value through profit or loss” when realized, is presented below:

	As of December 31, 2020				As of December 31, 2019
	Up to 1 year	From 1 to 3 years	Over 5 years	Expected effect	Up to 1 year	From 1 to 3 years	Over 3 years	Expected effect
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of income – Income (expense)	(1,123)	(15,653)	(20,332)	(37,108)	(2,891)	(492)	(19,375)	(22,758)

The transfer of net unrealized losses on cash flow hedges to the consolidated statement of income is presented in Note 16(d) and (e).

Notes to the consolidated financial statements (continued)

(v)	The gain (loss) for cash flow hedges reclassified to the consolidated statement of income for the year ended as of December 31, 2020 and 2019, is as follows:

	2020	2019
	S/(000)	S/(000)
Interest expenses from cash flow hedges	(80,954)	(85,431)
Interest income from cash flow hedges	56,208	61,338
Expenses for exchange differences from cash flow hedges	(53,058)	(167,780)
Income for exchange differences from cash flow hedges	234,195	137,508

	156,391	(54,365)

These amounts offset the effects of interest rate risk and exchange rate risk of the hedged item.

The following table shows hedging instruments that the Group uses in its cash flow hedges due to maturities:

December 31, 2020	3 to 12 months	1 to 5 years	Over 5 years	Total
Cross currency swaps (CCS)
Notional	—	1,596,861	543,150	2,140,011
Average interest rate in US Dollars	—	3.38%	—	—
Average interest rate in Soles	—	4.87%	1.88%	—
Average exchange rate Sol / US Dollar	—	3.26	3.24	—

December 31, 2019	3 to 12 months	1 to 5 years	Over 5 years	Total
Cross currency swaps (CCS)
Notional	—	1,461,474	497,100	1,958,574
Average interest rate in US Dollars	—	3.38%	—	—
Average interest rate in Soles	—	4.87%	1.88%	—
Average exchange rate Sol / US Dollar	—	3.26	3.24	—
Interest rate swaps (IRS)	298,260	—	—	298,260
Notional
Average interest rate in US Dollars	3.96%	—	—	—

Notes to the consolidated financial statements (continued)

(vi)

The following table shows the nominal value and the weighted average maturity of derivative and non-derivative financial instruments that are subject to the reform of the reference interest rate; see Note 3.4(ag):

	2020		2019
	Derivative nominal value S/(000)	Average term (in years)	Derivative nominal value S/(000)	Average term (in years)
Position purchased (Libor is paid)
Interest rate swaps
3-month Libor	1,430,620	6.5	1,586,448	7.8
6-month Libor	315,045	9.4	314,073	10.3

	1,745,665		1,900,521

Cross currency swaps
6-month Libor	289,680	2.6	199,840	3.7

Total	2,035,345		2,100,361

Position sold (Libor is received)
Interest rate swaps
3-month Libor	1,628,689	7.1	1,497,632	8.5
6-month Libor	593,862	3.2	297,503	5.9

	2,222,551		1,795,135

Cross currency swaps
6-month Libor	586,602	2.5	231,980	3.6

Total	2,809,153		2,027,115

As of December 31, 2020, the Group does not present derivative financial instruments classified as hedge accounting that are subject to the interest rate benchmark reform; see Note 3.4(ag).

(c)

As of December 31, 2020 and 2019, corresponds to accounts receivable and payable for the sale and purchase of financial investments negotiated during the last days of the month, which were settled during the first days of the following month. As of said dates, the balance corresponds mainly to the purchase and sale of Sovereign Bonds issued by the Peruvian Government.

(d)

Operations in process include transactions made during the last days of the month and other types of similar transactions that are reclassified to their corresponding accounting accounts in the following month. These transactions do not affect the consolidated statement of income.

Notes to the consolidated financial statements (continued)

11.	Deposits and obligations

(a)	This caption is made up as follows:

	2020	2019
	S/(000)	S/(000)
Saving deposits	17,852,282	11,384,876
Demand deposits	13,832,262	11,716,035
Time deposits (e)	13,534,993	13,053,033
Compensation for service time (c)	1,923,698	1,933,052
Other obligations	6,040	6,228

Total	47,149,275	38,093,224

(b)	Interest rates applied to deposits and obligations are determined based on the market interest rates.

(c)

On March 27, 2020, the Peruvian government issued the Emergency Decree No. 033-2020, according to which, clients could withdraw up to S/2,400 of their compensation for service time accounts. As of December 31, 2020, approximately 56,000 clients have withdrawn an amount of S/85,493,000.

(d)	As of December 31, 2020 and 2019, approximately S/14,020,602,000 and S/10,725,904,000, respectively, of deposits and obligations are covered by the Peruvian Deposit Insurance Fund.

(e)	The table below presents the balance of time deposits classified by maturity as of December 31, 2020 and 2019:

	2020	2019
	S/(000)	S/(000)
Up to 1 month	6,983,091	4,698,615
From 1 to 3 months	2,208,207	2,171,194
From 3 months to 1 year	3,531,496	5,235,906
From 1 to 5 years	539,586	812,719
Over 5 years	272,613	134,599

Total	13,534,993	13,053,033

Notes to the consolidated financial statements (continued)

12.	Due to banks and correspondents

(a)	This caption is comprised of the following:

	2020	2019
	S/(000)	S/(000)
By type -
Banco Central de Reserva del Perú- BCRP (b)	7,736,322	1,897,568
Promotional credit lines (c)	1,453,397	1,422,067
Loans received from foreign entities (d)	427,278	613,090
Loans received from Peruvian entities	1,117	2,049

	9,618,114	3,934,774
Interest and commissions payable	42,763	44,863

	9,660,877	3,979,637

By term -
Short term	1,769,403	2,666,530
Long term	7,891,474	1,313,107

Total	9,660,877	3,979,637

(b)

As part of the exceptional measures implemented to mitigate the financial and economic impact generated by the Covid-19 pandemic, see Note 1(b), the BCRP issued a series of regulations related to the loans repurchase agreements. In this sense, during 2020, Interbank took part in the public auction of funds of the BCRP within the framework “Reactiva Peru” program , Note 1(b).

As of December 31, 2020, it includes operations of loan reports represented by securities according to which Interbank receives a debt in local currency for approximately S/5,887,938,000, and gives as guarantee, commercial and micro and small business loans; see Note 6(a). As of December 31, 2020, these obligations have maturities between May 2023 and December 2023, and accrue interest at effective rates between 0.50 percent and 0.51 percent. These operations accrued interest payable for approximately S/14,602,000.

Likewise, as of December 31, 2020 and 2019, corresponds to currency repurchase operations according to which Interbank receives Soles for approximately S/520,000,000 and S/1,205,200,000, respectively, and delivers US Dollars to the BCRP (for an amount equivalent to the one received). The US Dollars delivered are recorded as restricted funds; see Note 4(d). As of December 31, 2020, these obligations have maturities between March 2021 and March 2022 and bear an effective interest rate between 2.74 and 3.46 percent; these operations generated interest payable for approximately S/12,656,000 (with maturities between March and July 2020, and bear and effective interest rate between 1.19 and 1.75 percent; these operations generated interest payable for approximately S/12,719,000, as of December 31, 2019).

Additionally, as of December 31, 2020, it includes repurchase agreements whereby Interbank receives Soles for approximately S/1,328,384,000 and delivers securities of its investment portfolio as guarantees. In relation to said operations, Interbank delivered Peruvian Sovereign Bonds as guarantee, which are recorded as investments at fair value through other comprehensive income and investments at amortized cost; see Note 5(b) and (d), respectively. These operations have a maturity between March 2021 and July 2024 and bear interest at effective interest rates between 0.50 percent and 2.92 percent. These operations bear interest payable for approximately S/12,197,000 (as of December 31, 2019, Interbank received Soles for approximately S/692,368,000, and gave as guarantee Peruvian Sovereign Bonds,

Notes to the consolidated financial statements (continued)

which are recorded as investments at amortized cost, see Note 5(d), with maturities between April and July 2020, and bear interest at effective interest rates between 3.03 percent and 4.72 percent, and bear interest payable for approximately S/26,731,000).

(c)

Promotional credit lines are loans in Soles and US Dollars from the Corporación Financiera de Desarrollo (“COFIDE”) and Fondo Mivivienda (“FMV”) whose purpose is to promote development in Peru. These liabilities are guaranteed by a loan portfolio up to the amount of the line and include specific agreements on the use of funds, the financial conditions to be met and other management issues. In Management’s opinion, Interbank is meeting these requirements.

As of December 31, 2020, COFIDE’s loans accrued, in local currency, an effective annual interest rate that fluctuated between 7.55 percent and 7.67 percent, and maturities between January 2027 and in foreign currency fluctuated between 5.99 and 8.39 percent, and maturities between October 2029 and October 2034 (as of December 31, 2019, they accrued, in local currency, an effective annual interest rate that fluctuated between 7.55 percent and 10.00 percent, and maturities between January 2027 and November 2031, and in foreign currency fluctuated between 6.70 percent and 8.56 percent, and maturities between April 2028 and October 2034).

As of December 31, 2020, FMV’s loans accrued, in local currency, an effective annual interest rate that fluctuated between 5.00 percent and 8.30 percent, and maturities between January 2021 and December 2045 and in foreign currency, 7.75 percent, and maturities between January 2021 and November 2028 (as of December 31, 2019, they accrued, in local currency, an effective annual interest rate between 5.00 and 8.30 percent, and maturities between January 2020 and December 2039, and in foreign currency, 7.75 percent and maturities between January 2020 and November 2028).

(d)	As of December 31, 2020 and 2019, corresponds to the following funding in foreign currency:

Entity	Country	Final maturity	2020	2019
			S/(000)	S/(000)
Credit Suisse First Boston (e)	Switzerland	2021/2020	217,260	238,608
Development Bank of Latin America (f)	Supranational	2022	126,735	—
Bank J. Safra Sarasin (g)	Switzerland	2021/2020	83,283	76,222
Development Bank of Latin America (h)	Supranational	2020	—	132,560
Wells Fargo Bank & Co. (i)	United States of America	2020	—	82,850
Citibank N.A. (j)	United States of America	2020	—	82,850

			427,278	613,090

As of December 31, 2020, the operations with foreign entities accrue interests at effective annual rates between 0.69 and 2.87 percent (effective annual rates between 2.29 percent to 3.68 percent during 2019).

(e)

As of December 31, 2020, it corresponds to a loan received by Inteligo Bank in December 2020 for US$60,000,000, which accrues interest at an effective annual rate of 0.69 percent, guaranteed by corporate bonds. As of December 31, 2019, corresponded to a loan received by Inteligo Bank in December 2019 for US$72,000,000, which accrued interest at an effective annual rate of 2.29 percent and it was guaranteed by corporate bonds. See Note 5(b).

(f)	As of December 31, 2020, it corresponds to a loan received in March 2020 for US$35,000,000, which accrues interest at a 6-month Libor rate plus 1.40 percent.

Notes to the consolidated financial statements (continued)

(g)

As of December 31, 2020, it corresponds to a loan received by Inteligo Bank in December 2020 for US$23,000,000, which accrues interest at an effective annual rate of 0.85 percent, which is guaranteed by corporate bonds. As of December 31, 2019, it corresponded to a loan received by Inteligo Bank in December 2019 for US$23,000,000, which accrued interest at an effective annual rate of 2.44 percent and it was guaranteed by corporate bonds. See Note 5(b).

(h)

As of December 31, 2019, it corresponded to a loan received by Interbank in October 2018 for US$40,000,000, which accrued interest at a 6-month Libor rate plus 0.85 percent. Regarding this loan, in November 2018, Interbank signed an interest rate swap for US$40,000,000, which was designated as cash flow hedge, see Note 10(b); through this operation, the loan was economically converted at a fixed rate of 4.00 percent.

(i)

It corresponded to a loan received by Interbank in November 2018 for US$25,000,000, which accrued interest at a 3-month Libor rate plus 0.90 percent and expired in December 2020. Regarding this loan, in December 2018, Interbank signed an interest rate swap, which was designated as cash flow hedge, see Note 10(b); through this operation, the loan was converted economically at a fixed rate of 3.93 percent.

(j)

It corresponded to a loan received by Interbank in November 2018 for US$25,000,000, which accrued interest at a 3-month Libor rate plus 0.90 percent and expired in December 2020. Regarding this loan, in December 2018, Interbank signed an interest rate swap, which was designated as cash flow hedge, see Note 10(b); through this operation, this loan was converted economically at a fixed rate of 3.93 percent.

(k)

Some of the loan agreements received include standard clauses regarding the compliance of financial ratios, disposal of assets and transactions among companies under certain conditions, the use of funds and other management matters.

As of December 31, 2019, the Group mainly maintained the following obligations:

(i)	Periodic presentation of annually audited financial statements and quarterly unaudited financial statements (both in Spanish and English).

(ii)	Maintain a minimum global capital ratio.

(iii)	Maintain a minimum coverage margin of non-performing loan portfolio.

(iv)	Maintain a maximum past due loans rate.

In the opinion of Group Management and its legal advisers, all covenants have been met by the Group regarding its due to banks and correspondents as of December 31, 2019.

As of December 31, 2020, the Group is not subject to any clause requiring compliance with financial ratios because the obligations with foreign entities matured during the year 2020.

(l)	As of December 31, 2020 and 2019, maturities are the following:

Year	2020	2019
	S/(000)	S/(000)
2020	—	2,666,530
2021	1,769,403	108,772
2022	616,029	106,077
2023 onwards	7,275,445	1,098,258

Total	9,660,877	3,979,637

Notes to the consolidated financial statements (continued)

13.	Bonds, notes and other obligations

(a)	This caption is comprised of the following:

Issuance	Issuer	Annual interest rate	Interest payment	Maturity	Amount issued	2020	2019
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – first program (b)
Third (A series)	Interbank	3.5% + VAC (*)	Semi-annually	2023	S/110,000	91,000	91,000
Eighth (A series)	Interbank	6.91%	Semi-annually	2022	S/137,900	137,900	136,908

						228,900	227,908

Subordinated bonds – second program (b)
Second (A series)	Interbank	5.81%	Semi-annually	2023	S/150,000	149,881	149,827
Third (A series)	Interbank	7.50%	Semi-annually	2023	US$50,000	180,819	165,426

						330,700	315,253

Subordinated bonds – third program (b)
Third - single series (c)	Interseguro	4.84%	Semi-annually	2030	US$25,000	90,525	—
First - single series	Interseguro	6.00%	Semi-annually	2029	US$20,000	72,420	66,280
Second - single series	Interseguro	4.34%	Semi-annually	2029	US$20,000	72,420	66,280

						235,365	132,560

Corporate bonds – second program
Fifth (A series)	Interbank	3.41% + VAC (*)	Semi-annually	2029	S/150,000	150,000	150,000
Negotiable certificates of deposit – first program -
First (A series)	Interbank	4.28%	Annually	2020	S/150,000	—	148,603

Total local issuances						944,965	974,324

International issuances
Subordinated bonds (d)	Interbank	4.000%	Semi-annually	2030	US$300,000	1,078,493	—
Corporate bonds (e)	Interbank	5.000%	Semi-annually	2026	S/312,000	311,282	311,185
Corporate bonds (f)	Interbank	3.250%	Semi-annually	2026	US$400,000	1,436,818	1,313,259
Corporate bonds (g)	Interbank	3.375%	Semi-annually	2023	US$484,895	1,714,707	1,549,877
Subordinated bonds (h)	Interbank	6.625%	Semi-annually	2029	US$300,000	1,082,915	990,216
Senior bonds (i)	IFS	4.125%	Semi-annually	2027	US$300,000	1,065,482	969,794
Junior subordinated notes (j)	Interbank	8.500%	Semi-annually	2070	US$200,000	—	660,992

Total international issuances						6,689,697	5,795,323

Total local and international issuances						7,634,662	6,769,647

Interest payable						144,089	120,643

Total						7,778,751	6,890,290

(*)	The Spanish term “Valor de actualización constante“ is referred to amounts in Soles indexed by inflation.

Notes to the consolidated financial statements (continued)

(b)	Subordinated bonds do not have specific guarantees and in accordance with SBS rules, qualify as second level equity (Tier 2) in the determination of the effective equity; see Note 16(f).

(c)

On September 30, 2020, Interseguro issued subordinated bonds denominated “Third Issuance of the Third Program of Subordinated Bonds Interseguro (Single Series)” for the amount of US$25,000,000, recorded in Section “Transferable Securities and Issuance Programs” of the Public Registry of the Stock Market, under the Third Program of Subordinated Bonds of Interseguro.

(d)

On June 30, 2020, Interbank placed subordinated bonds called “4.00% Subordinated Notes due 2030” for an amount of US$300,000,000, under Rule 144A and Regulation S of the U.S. Securities Act of 1933 of the United States of America. The issuance date of these bonds was July 8, 2020.

This issuance is redeemable, from July 8, 2025, with prior authorization by the SBS, having to pay a redemption price of 100 percent of the issued subordinated bonds. From that date onwards, in case the Bank does not redeem bonds, the interest rate will increase by 371.1 basis points. After July 8, 2025, with prior authorization by the SBS, Interbank will be able to redeem the entirety of the bonds, having to pay a redemption price of 100 percent of the issued subordinated bonds plus the present value of each scheduled coupon payment, discounted at the redemption date.

(e)

On September 24, 2019, Interbank placed corporate bonds denominated “5.00% Senior Notes due 2026” for S/312,000,000, under Rule 144A and Regulation S of the U.S. Securities Act of 1993 of the United States of America. These bonds were issued on October 1, 2019.

(f)

On September 25, 2019, Interbank placed corporate bonds denominated “3.05% Note due 2026” for US$400,000,000, under Rule 144A and Regulation S of the U.S. Securities Act of 1993 of the United States of America. These bonds were issued on October 4, 2019.

As part of said program, on September 19, 2019, Interbank announced of a buyback offering in cash of the senior bonds denominated “5.750% Senior Notes Due 2020” issued by the Panama Branch; however, until October 2, 2019, only approximately 37.52 percent of the holders had accepted the buyback offering in cash.

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

Likewise, as part of that program, Interbank made an exchange offer addressed to the holders of the corporate bonds denominated “5.750% Senior Notes due 2020” issued by the Panama Branch, managing to exchange bonds for an amount of US$263,322,000, which generated an exchange premium of approximately US$21,573,000, which are presented together in the caption “Bonds, notes and other obligations” for an amount of US$284,895,000.

Notes to the consolidated financial statements (continued)

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

As of December 31, 2020, Interbank maintains fourteen cross-currency swaps for a total of US$441,000,000 (equivalent to approximately S/1,596,861,000), which were designated as cash flow hedges (fourteen cross-currency swaps for US$441,000 equivalent to approximately S/1,461,474,000 as of December 31, 2019); see Note 10(b). Through these operations, part of the issued amount by these bonds was economically converted into Soles at a fixed rate of 4.88 percent.

As of December 31, 2020, Management does not intend to redeem these bonds before their maturity date; said situation may change in the future, depending on market conditions.

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

As of December 31, 2020, Management does not intend to redeem these bonds before their maturity date; said situation may change in the future, depending on market conditions.

(i)

From 2018 until July 2027, IFS, on any time, can redeem these bonds, paying a penalty equal to the United States Treasury rate plus 30 basis points. The payment of principal will take place on the maturity date of the bonds or when IFS redeems them.

In October 2017, IFS entered a cross currency swap for US$150,000,000 (As of December 31, 2020 and 2019, equivalent to approximately S/543,150,000 and S/497,100,000, respectively), which was designated as a cash flow hedge, see Note 10(b); through this operation part of the issued amount of these bonds was economically converted to Soles at a fix rate of 5.06 percent.

As of December 31, 2020, Management does not intend to redeem these bonds before their maturity date; said situation may change in the future, depending on market conditions.

(j)

Starting in April 2020, the applicable interest rate will be a floating rate of 3-month Libor plus 674 basis points payable on a semi-annual basis, provided that the floating rate for any interest period will not be less than 10.5 percent per annum. Starting at that date, Interbank could redeem all the notes, without penalties.

Notes to the consolidated financial statements (continued)

This issuance qualified as first level equity (Tier 1), nevertheless, the SBS establishes a 17.65 percent limit, which is computed over the capital, reserves and retained earnings pending capitalization of Interbank in the determination of its effective equity; any excess qualified as second level equity (Tier 2); see Note 16(f).

In a Board Session held on January 28, 2020, Interbank agreed to redeem the entirety of these instruments. Said redemption was made on April 23, 2020.

(k)

The international issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters.

As of December 31, 2020 and 2019, the international issuances maintain mainly this clause: “Submit audited financial statements on an annual basis and unaudited financial statements on a quarterly basis (both in Spanish and English)”. In the opinion of Group Management and its legal advisers, this clause has been met by the Group as of December 31, 2020 and 2019.

(l)	As of December 31, 2020 and 2019, the repayment schedule of these obligations is as follows:

Year	2020	2019
	S/(000)	S/(000)
2020	—	235,128
2021	104,078	—
2022	137,900	136,908
2023	2,171,241	1,988,369
2024 onwards	5,365,532	4,529,885

Total	7,778,751	6,890,290

14.	Insurance contract liabilities

(a)	This caption is comprised of the following:

	2020	2019
	S/(000)	S/(000)
Technical reserves for insurance premiums (b)	12,298,075	11,223,456
Technical reserves for claims (c)	203,648	203,175

	12,501,723	11,426,631

By term -
Short term	1,035,915	948,316
Long term	11,465,808	10,478,315

Total	12,501,723	11,426,631

Notes to the consolidated financial statements (continued)

(b)	The movement of technical reserves for insurance premiums (disclosed by type of insurance) for the years ended December 31, 2020, 2019 and 2018, is as follows:

	2020						2019						2018
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	9,741,241	779,455	630,801	41,073	30,886	11,223,456	8,716,080	715,217	558,347	39,683	27,819	10,057,146	9,034,796	676,949	499,931	36,482	25,731	10,273,889
Insurance subscriptions	249,380	—	2,259	31,808	—	283,447	293,860	—	1,692	36,388	2,112	334,052	287,869	—	4,553	30,301	1,830	324,553
Acquisition of Mapfre portofolio (*)	—	—	—	—	292,499	292,499	—	—	—	—	—	—	—	—	—	—	—	—
Time passage adjustments (**)	162,654	(34,163)	110,102	(35,167)	(3,326)	200,100	823,644	64,238	122,416	(34,950)	955	976,303	(753,536)	32,015	69,720	(26,269)	258	(677,812)
Maturities and recoveries	—	—	(50,654)	—	—	(50,654)	—	—	(41,353)	—	—	(41,353)	—	—	(35,289)	—	—	(35,289)
Exchange differencies	295,180	—	53,663	301	83	349,227	(92,343)	—	(10,301)	(48)	—	(102,692)	146,951	—	19,710	(829)	—	165,832
Others	—	—	—	—	—	—	—	—	—	—	—	—	—	6,253	(278)	(2)	—	5,973

End of year balances	10,448,455	745,292	746,171	38,015	320,142	12,298,075	9,741,241	779,455	630,801	41,073	30,886	11,223,456	8,716,080	715,217	558,347	39,683	27,819	10,057,146

(*)

In December 2019, SBS authorized the transfer of risk insurance contracts from Complementary Insurance for High-risk Activities (“SCTR”, by its Spanish acronym), of Mapfre Perú Vida Compañía de Seguros y Reaseguros S.A. (henceforth “Mapfre”, an unrelated entity), which entered into force on January 2, 2020. The assets received by said contracts were cash and financial debt instruments of a value equivalent to S/246,101,000; also recognized a liability for technical reserves of premiums for S/292,499,000, the difference amounting to S/46,398,000, was recorded in the caption “Intangibles and goodwill, net”, as part of the “Other Intangibles”, see Note 9(a).

(**)	The table below presents the composition of the adjustments due to time passage as of December 31, 2020, 2019 and 2018:

	2020					2019					2018
	Annuities (***)	Life insurance	General insurance	SCTR	Total	Annuities (***)	Life insurance	General insurance	SCTR	Total	Annuities (***)	Life insurance	General insurance	SCTR	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Interest rate effect, Note 3.4(d)	333,761	—	—	(1,225)	332,536	1,001,073	—	—	—	1,001,073	(750,794)	—	—	—	(750,794)
Aging insured population effect	(257,549)	110,102	(35,167)	(7,495)	(190,109)	(168,154)	122,416	(34,950)	955	(79,733)	(187,386)	69,720	(26,269)	258	(143,677)
Effect by table change, Note 3.4(d)	—	—	—	—	—	—	—	—	—	—	144,777	—	—	—	144,777
Inflation and other effects	52,279	—	—	5,394	57,673	54,963	—	—	—	54,963	71,882	—	—	—	71,882

Time passage adjustments	128,491	110,102	(35,167)	(3,326)	200,100	887,882	122,416	(34,950)	955	976,303	(721,521)	69,720	(26,269)	258	(677,812)

(***)	It includes retirement, disability and survival annuities.

(c)	Below is the balance of technical reserves for outstanding claims (according to the type of insurance) as of December 31, 2020 and 2019:

	2020						2019
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Reported claims	8,201	71,473	33,093	13,740	6,801	133,308	3,691	93,260	28,148	12,834	7,768	145,701
SONR	—	18,203	50,619	449	1,069	70,340	—	22,870	31,884	416	2,304	57,474

	8,201	89,676	83,712	14,189	7,870	203,648	3,691	116,130	60,032	13,250	10,072	203,175

Notes to the consolidated financial statements (continued)

The movement of technical reserves for claims for the years ended December 31, 2020, 2019 and 2018, is as follows:

	2020
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	3,691	116,130	60,032	13,250	10,072	203,175
Claims of the period	626,106	58,841	64,133	22,278	14,269	785,627
Adjustments to prior years claims	5,011	(17,764)	36,973	(3,064)	(1,482)	19,674
Payments	(626,632)	(67,531)	(78,393)	(18,394)	(14,989)	(805,939)
Exchange difference	25	—	967	119	—	1,111

End of year balances	8,201	89,676	83,712	14,189	7,870	203,648

	2019
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	1,812	214,061	55,873	11,616	10,146	293,508
Claims of the period	594,865	58,252	29,209	13,811	236	696,373
Adjustments to prior years claims	2,436	(25,756)	24,777	7,068	1,408	9,933
Payments	(595,417)	(130,427)	(49,633)	(19,236)	(1,718)	(796,431)
Exchange difference	(5)	—	(194)	(9)	—	(208)

End of year balances	3,691	116,130	60,032	13,250	10,072	203,175

	2018
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	1,320	171,574	45,461	10,321	11,939	240,615
Claims of the period	558,191	(25,568)	33,870	12,981	236	579,710
Adjustments to prior years claims	—	240,784	22,365	3,848	990	267,987
Payments	(558,093)	(172,728)	(42,775)	(15,564)	(3,019)	(792,179)
Exchange difference	394	(1)	(3,048)	30	—	(2,625)

End of year balances	1,812	214,061	55,873	11,616	10,146	293,508

(d)	In Management’s opinion, these balances reflect the exposure of life and general insurance contracts as of December 31, 2020, 2019 and 2018, in accordance with IFRS 4.

Notes to the consolidated financial statements (continued)

(e)	The main assumptions used in the estimation of retirement, disability and survival annuities and individual life reserves as of December 31, 2020 and 2019, are the following:

Type	Mortality table		Interest rate
	2020	2019	2020	2019
Annuities and Lifetime RPP	SPP-S-2017, SPP-I-2017 with improvement factor for mortality		3.53% in US$ 2.05% in S/ VAC 5.07% adjustable in S/	4.54% in US$ 1.89% in S/ VAC 5.10% adjustable in S/
Retirement, disability and survival	SPP-S-2017, SPP-I-2017 with improvement factor for mortality		2.05% in S/ VAC	1.89% in S/ VAC
SCTR insurance	SPP-S-2017, SPP-I-2017 with improvement factor for mortality		2.05% in S/ VAC	1.89% in S/ VAC
Individual life insurance contracts (included linked insurance contracts)	CSO 80 ajustable		4.00 - 5.00%	4.00 - 5.00%

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by life insurance risks; the main variables as of December 31, 2020 and 2019, are the interest rates and the mortality tables. The Group has assessed the changes of the reserves related to its most significant life insurance contracts included in the reserves of annuities, retirement, disability and survival of +/- 100 basis points (bps) in the interest rates and of +/- 500 basis points (bps) of the mortality factors, being the results as follows:

	2020			2019
		Variation in reserves			Variation in reserves
Variables	Reserves	Amount	Percentage	Reserves	Amount	Percentage
	S/(000)	S/(000)%		S/(000)	S/(000)%
Annuities -
Portfolio in S/ and US Dollars - basis amount
Changes in interest rate: + 100 bps	9,363,723	(1,084,732)	(10.38)	8,727,695	(1,013,546)	(10.40)
Changes in interest rate: - 100 bps	11,778,806	1,330,351	12.73	10,985,978	1,244,737	12.78
Changes in mortality table at 105%	10,333,990	(114,465)	(1.10)	9,641,538	(99,703)	(1.02)
Changes in mortality table at 95%	10,568,733	120,278	1.15	9,845,891	104,650	1.07
Retirements, disability and survival -
Portfolio in S/ – basis amount
Changes in interest rate: + 100 bps	660,001	(85,291)	(11.44)	687,451	(92,004)	(11.80)
Changes in interest rate: - 100 bps	851,384	106,092	14.23	894,614	115,159	14.77
Changes in mortality table at 105%	735,321	(9,971)	(1.34)	769,044	(10,411)	(1.34)
Changes in mortality table at 95%	755,775	10,483	1.41	790,403	10,948	1.40
SCTR insurance -
Portfolio in S/ - basis amount
Changes in interest rate: + 100 bps	274,323	(45,819)	(14.31)	26,466	(4,420)	(14.31)
Changes in interest rate: - 100 bps	380,684	60,542	18.91	36,727	5,841	18.91
Changes in mortality table at 105%	317,191	(2,951)	(0.92)	30,581	(305)	(0.99)
Changes in mortality table at 95%	323,233	3,091	0.97	31,205	319	1.03

Notes to the consolidated financial statements (continued)

15.	Deferred Income Tax asset and liability

(a)

As indicated in Note 3.4(z), the net tax position has been met based on the separate financial statement of each Subsidiary domiciled in Peru. The following table presents a summary of the items comprising the Subsidiaries’ deferred Income Tax:

	2020	2019
	S/(000)	S/(000)
Deferred asset
Provision for loan portfolio and other provisions	457,799	140,741
Deferred income from stand-by letters	3,973	7,625
Unrealized losses from derivatives	8,688	5,872
Net unrealized losses from fluctuation in investments through other comprehensive income	—	44
Right-of-use assets	2,613	2,085
Others	31,961	28,657
Deferred liability
Deemed cost of fixed assets	(59,478)	(57,822)
Amortization of intangible assets, net	(81,101)	(74,439)
Unrealized net gain from fluctuation in investments through other comprehensive income	(5,332)	(2,070)
Others	(5,558)	(5,710)

Total deferred Income Tax asset, net	353,565	44,983

Deferred liability
Unrealized net gain from fluctuation in investments through other comprehensive income	—	239
Others	11	(226)

Total deferred Income Tax liability, net	11	13

(b)

In Management’s opinion, the deferred Income Tax assets will be recovered from the taxable income that will be generated by the Group over the coming years, including the portion that is recorded in the consolidated statement of changes in equity.

Notes to the consolidated financial statements (continued)

(c)	The table below presents the amounts reported in the consolidated statement of income for the years 2020, 2019 and 2018:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Current – Expense	235,134	454,772	401,788
Deferred – Expense (Income)	(308,067)	38,554	13,727

	(72,933)	493,326	415,515

(d)	The table below presents the reconciliation of the effective Income Tax rate to the statutory tax rate for the Group:

	2020		2019		2018
	S/(000)%		S/(000)%		S/(000)%
Income before Income Tax	310,616	100.0	1,943,441	100.0	1,506,909	100.0

Theoretical tax	91,632	29.5	573,315	29.5	444,538	29.5
Decrease in income of Subsidiaries not domiciled in Peru	(54,020)	(17.4)	(18,570)	(1.0)	(37,681)	(2.5)
Non-taxable income, net	(131,595)	(42.4)	(128,623)	(6.6)	(49,484)	(3.3)
Permanent non-deductible expenses	28,452	9.2	64,303	3.3	80,555	5.3
Translation results non-taxable	(7,402)	(2.4)	2,901	0.2	(22,413)	(1.4)

Income Tax	(72,933)	(23.5)	493,326	25.4	415,515	27.6

Notes to the consolidated financial statements (continued)

16.	Equity

(a)	Capital stock and distribution of dividends -

IFS’s shares are listed on the Lima Stock Exchange and, since July 2019, they are also listed on the New York Stock Exchange. IFS’s shares have no nominal value and their issuance value was US$9.72 per share.

As consequence of the Offering detailed in Note 1(c), in July 2019, IFS issued 2,336,841 common shares, thus increasing its capital stock by S/74,571,000 (approximately US$22,714,000). In this sense, as of December 31, 2020 and 2019, IFS’s capital stock is represented by 115,447,705 subscribed and paid-in common shares.

The General Shareholders’ Meeting of IFS held on March 31, 2021, agreed to distribute dividends for the year 2020 for approximately US$88,891,000 (equivalent to approximately S/332,096,000), equivalent to US$0.77 per share, which will be paid on May 6, 2021.

The General Shareholders’ Meeting of IFS held on April 7, 2020, agreed to distribute dividends for the year 2019 for approximately US$202,033,000 (equivalent to approximately S/698,228,000), equivalent to US$1.75 per share, which were paid on May 6, 2020.

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

(b)	Treasury stock -

As of December 31, 2020 and 2019, the Company and some Subsidiaries held 24,824 and 1,400 shares issued by IFS, respectively, with an acquisition cost equivalent to S/2,769,000 and S/196,000, respectively.

Sale of treasury stock (2018-2019)

As indicated in Note 1(c), in July 2019, Interbank and IFS sold a combined 2,418,754 shares. Said sale was recorded by decreasing the caption “Treasury stock” for an amount of S/208,178,000, and the highest value collected due to said sale amounted to S/138,997,000 and was recorded in the caption “Retained earnings”.

On the other hand, in 2018 Interbank sold 3,009,490 shares of IFS at their market price for approximately S/382,727,000 through the Lima Stock Exchange. Said sale was recorded by decreasing the caption “Treasury stock” for an amount of S/259,022,000 and the highest amount collected due to the sale, amounting to S/123,705,000, was recorded in the caption “Retained earnings”.

(c)	Capital surplus -

Corresponds to the difference between the nominal value of the shares issued and their public offerings price, which were performed in 2007 and 2019; see Note 1(c). Capital surplus is presented net of the expenses incurred and related to the issuance of such shares.

Notes to the consolidated financial statements (continued)

(d)	Unrealized results, net -

This item is made up as follows:

	Unrealized gain (loss)

	Instruments that will not be reclassified to consolidated statement of income	Instruments to be reclassified to the consolidated statements of income
	Equity instruments at fair value	Debt instruments at fair value	Insurance premiums reserve	Cash flow hedge reserve	Translation of foreign operations	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2018	105,619	238,348	(675,095)	(36)	76,394	(254,770)
Effect of changes in the discount rates of pension reserves, Note 3.4(d)	—	—	750,670	—	—	750,670
Unrealized gain from equity instruments at fair value through other comprehensive income, net of unrealized loss	41,935	—	—	—	—	41,935
Unrealized loss for debt instruments at fair value through other comprehensive income, net of unrealized gain	—	(471,940)	—	—	—	(471,940)
Transfer to realized loss from debt instruments at fair value through other comprehensive income, net of unrealized gain	—	14,315	—	—	—	14,315
Transfer of reversal of impairment loss on debt instruments at fair value through other comprehensive income, Note 5(c)	—	(13,060)	—	—	—	(13,060)
Variation for net unrealized gain on cash flow hedges	—	—	—	32,798	—	32,798
Transfer of realized loss on cash flow hedges to consolidated statement of income, net of realized gain	—	—	—	(4,851)	—	(4,851)
Translation of foreign operations	—	—	—	—	26,589	26,589

Balances as of December 31, 2018	147,554	(232,337)	75,575	27,911	102,983	121,686
Effect of changes in the discount rates of pension reserves, Note 3.4(d)	—	—	(999,430)	—	—	(999,430)
Unrealized gain from equity instruments at fair value through other comprehensive income, net of unrealized loss	117,329	—	—	—	—	117,329
Unrealized gain from debt instruments at fair value through other comprehensive income, net of unrealized loss	—	1,341,797	—	—	—	1,341,797
Transfer to realized gain from debt instruments at fair value through other comprehensive income, net of unrealized loss	—	(80,080)	—	—	—	(80,080)
Transfer of impairment loss on debt instruments at fair value through other comprehensive income, Note 5(c)	—	6,779	—	—	—	6,779
Variation for net unrealized loss on cash flow hedges	—	—	—	(74,593)	—	(74,593)
Transfer of realized loss on cash flow hedges to consolidated statement of income, net of realized gain	—	—	—	23,924	—	23,924
Translation of foreign operations	—	—	—	—	(14,507)	(14,507)

Balances as of December 31, 2019	264,883	1,036,159	(923,855)	(22,758)	88,476	442,905

Effect of changes in the discount rates of pension reserves, Note 3.4(d)	—	—	(331,990)	—	—	(331,990)
Unrealized gain from equity instruments at fair value through other comprehensive income, net of unrealized loss	8,175	—	—	—	—	8,175
Transfer to retained earnings from realized loss from equity instruments at fair value through other comprehensive income	24,154	—	—	—	—	24,154
Unrealized gain from debt instruments at fair value through other comprehensive income, net of unrealized loss	—	791,762	—	—	—	791,762
Transfer to realized gain from debt instruments at fair value through other comprehensive income, net of unrealized loss	—	(193,683)	—	—	—	(193,683)
Transfer of impairment loss on debt instruments at fair value through other comprehensive income, Note 5(c)	—	32,865	—	—	—	32,865
Variation for net unrealized loss on cash flow hedges	—	—	—	(38,924)	—	(38,924)
Transfer of realized loss on cash flow hedges to consolidated statement of income, net of realized gain	—	—	—	24,574	—	24,574
Translation of foreign operations	—	—	—	—	76,935	76,935

Balances as of December 31, 2020	297,212	1,667,103	(1,255,845)	(37,108)	165,411	836,773

Notes to the consolidated financial statements (continued)

(e)	Components of other comprehensive income -

The consolidated statement of comprehensive income include: (i) Other comprehensive income that will not be reclassified to the consolidated statement of income in future periods, such as the revaluation of gain (loss) in equity instruments at fair value through other comprehensive income; and (ii) Other comprehensive income to be reclassified to the consolidated statement of income in future periods, such as the comprehensive income of financial instruments derivatives used as cash flow hedges, debt instruments at fair value through other comprehensive income and translation for foreign operations. Below is the movement of the caption:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Other comprehensive income that will not be reclassified to the consolidated statement of income in future periods:
Equity instruments at fair value through other comprehensive income
Revaluation of gain on equity instruments at fair value through other comprehensive income, net	8,175	117,329	41,935

Subtotal	8,175	117,329	41,935

Non-controlling interest	(35)	(438)	(511)
Income Tax	36	(219)	(26)

Total	8,176	116,672	41,398

Other comprehensive income to be reclassified to the consolidated statement of income in future periods:
Debt instruments at fair value through other comprehensive income
Unrealized net gain (loss) on debt instruments at fair value through other comprehensive income	791,762	1,341,797	(471,940)
Transfer to income of unrealized net (gain) loss on debt instruments at fair value through other comprehensive income	(193,683)	(80,080)	14,315
Transfer to income of loss (reversion) for impairment on debt instruments at fair value through other comprehensive income	32,865	6,779	(13,060)

Subtotal	630,944	1,268,496	(470,685)

Non-controlling interest	2,082	2,517	(1,011)
Income Tax	2,643	(7,878)	(6,309)

Total	635,669	1,263,135	(478,005)

Notes to the consolidated financial statements (continued)

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Insurance premiums reserve, Note 14(b)	(331,990)	(999,430)	750,670

Non-controlling interest	(546)	(1,643)	124

Total	(332,536)	(1,001,073)	750,794

Cash flow hedges:
Net (loss) gain from cash flow hedges	(38,924)	(74,593)	32,798
Transfer of net realized loss (gain) from cash flow hedge to consolidated statement of income	24,574	23,924	(4,851)

Subtotal	(14,350)	(50,669)	27,947

Non-controlling interest	(59)	(217)	171
Income Tax	(3,559)	(13,052)	10,335

Total	(17,968)	(63,938)	38,453

Foreign currency translation reserve	76,935	(14,507)	26,589

(f)	Shareholders’ equity for legal purposes (regulatory capital) -

IFS is not required to establish a regulatory capital for statutory purposes. As of December 31, 2020 and 2019, the regulatory capital required for Interbank, Interseguro and Inteligo Bank (a Subsidiary of Inteligo Group Corp.), is calculated based on the separate financial statement of each Subsidiary prepared following the accounting principles and practices stated by their regulators (the SBS or the Central Bank of the Bahamas, in the case of Inteligo Bank).

The regulatory capital required for Interbank, Interseguro and Inteligo Bank is detailed below:

Interbank’s regulatory capital -

According to Legislative Decree No. 1028 and amendments, Interbank’s regulatory capital must be equal to or higher than 10 percent of the assets and contingent credits weighted by total risk represented by the sum of: the regulatory capital requirement for market risk multiplied by 10, the regulatory capital requirement for operational risk multiplied by 10 and the assets and contingent credits weighted by credit risk.

Notes to the consolidated financial statements (continued)

As of December 31, 2020 and 2019, Interbank maintains the following amounts related to the assets and contingent credits weighted by risk and regulatory capital (basic and supplementary):

	2020	2019
	S/(000)	S/(000)
Total risk weighted assets and credits	51,451,816	50,673,786
Total regulatory capital	8,742,126	7,679,278
Basic regulatory capital (Level 1)	5,930,657	5,721,707
Supplementary regulatory capital (Level 2)	2,811,469	1,957,571
Global capital to regulatory capital ratio	16.99%	15.15%

As of December 31, 2020 and 2019, Interbank has complied with SBS Resolutions No.2115-2009, No.6328-2009 and No.14354-2009, “Regulations for the Regulatory Capital Requirement for Operational Risk”, “Market Risk” and “Credit Risk”, respectively, as amended. These resolutions establish, mainly, the methodologies to be applied by financial entities to calculate the assets and credits weighted per type of risk.

In July 2011, the SBS issued Resolution No. 8425-2011, which states that financial entities must determine an additional regulatory capital level and develop a process to assess the adequacy of their regulatory capital in relation with their risk profile, which must follow the methodology described in said resolution. The additional regulatory capital requirement shall be equivalent to the amount of regulatory capital requirements calculated for each of the following components: economic cycle, concentration risk, market concentration risk and interest rate risk in the bank book, among others. As of December 31, 2020 and 2019, the additional regulatory capital estimated by Interbank amounts to approximately S/341,328,000 and S/803,717,000, respectively.

On March 26, 2020, the SBS issued Resolution No. 1264-2020, establishing that the calculation of regulatory capital requirements for mortgage loans and non-revolving consumer loans will not be increased. Likewise, such Resolution authorizes to the financial entities to use the additional regulatory capital accumulated for the economic cycle component; see Note 1(b). In that sense, Interbank has granted loan reschedulings to its clients, such rescheduling consisted of performing changes in payment schedules and/or granting of grace periods so that the original term of loans was postponed; however, according to the SBS’s indications, this term postponement has not generated that Interbank needs higher regulatory capital requirements.

In Group Management’s opinion, Interbank has complied with the requirements established by the aforementioned Resolution.

Notes to the consolidated financial statements (continued)

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

The solvency net equity is represented by the higher amount between the solvency margin and the minimal capital. As of December 31, 2020 and 2019, the solvency net equity is represented by the solvency margin. The solvency margin is the complementary support that insurance entities must maintain to deal with possible situations of excess claims not foreseen in the establishment of technical reserves. The total solvency margin corresponds to the sum of the solvency margins of each branch in which Interseguro operates.

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

As of December 31, 2020 and 2019, Interseguro’s surplus equity is as follows:

	2020	2019
	S/(000)	S/(000)
Regulatory capital	1,359,414	1,106,609
Less
Solvency equity (solvency margin)	607,841	567,348
Guarantee fund	212,744	198,572

Surplus	538,829	340,689

Inteligo Bank’s regulatory capital -

The Central Bank of the Bahamas requires Inteligo Bank to maintain a regulatory capital of not less than 8 percent of its risk weighted assets. Inteligo Bank’s capital ratio as of December 31, 2020 and 2019 is the following:

	2019	2018
	US$(000)	US$(000)
Total eligible capital	270,709	238,281

Total risk weighted assets	953,009	964,156

Capital adequacy ratio (in percentage)	28.41	24.71

In Group Management’s opinion, its Subsidiaries have complied with the requirements set forth by the regulatory entities.

(g)	Reserves -

The Board of Directors of IFS session held on April 22, 2020, agreed to constitute reserves for S/500,000,000 charged to retained earnings.

Notes to the consolidated financial statements (continued)

The Board of Directors of IFS sessions held on June 25, 2018, and May 9, 2018, agreed to constitute a reserve of up to S/1,000,000,000 charged to retained earnings.

(h)	Subsidiaries’ legal and special reserves -

The Subsidiaries domiciled in Peru are required to establish a reserve equivalent to a certain percentage of their paid-in capital (20 or 35 percent, depending on their economic activity) through annual transfers of not less than 10 percent of their net income. As of December 31, 2020 and 2019, these reserves amounted to approximately S/1,344,250,000 and S/1,205,297,000, respectively.

17.	Tax situation

(a)

IFS and its Subsidiaries incorporated and domiciled in the Republic of Panama and the Commonwealth of the Bahamas (see Note 2), are not subject to any Income Tax, or any other taxes on capital gains, equity or property. The Subsidiaries incorporated and domiciled in Peru (see Note 2) are subject to the Peruvian Tax legislation; see paragraph (c).

Peruvian life insurance companies are exempt from Income Tax regarding the income derived from assets linked to technical reserves for pension insurance and annuities from the Private Pension Fund Administration System.

In Peru, all income from Peruvian sources obtained from the direct or indirect sale of shares of stock capital representing participation of legal persons domiciled in the country are subject to income tax. For that purpose, an indirect sale shall be considered to have occurred when shares of stock or ownership interests of a legal entity are sold and this legal entity is not domiciled in the country and, in turn, is the holder — whether directly or through other legal entity or entities — of shares of stock or ownership interests of one or more legal entities domiciled in the country, provided that certain conditions established by law occur.

In this sense, the Act states that an assumption of indirect transfer of shares arises when in any of the 12 months prior to disposal, the market value of shares or participations of the legal person domiciled is equivalent to 50 percent or more of the market value of shares or participations of the legal person non-domiciled. Additionally, as a concurrent condition, it is established that in any 12 months period, shares or participations representing 10 percent or more of the capital of legal persons non-domiciled be disposed.

Notes to the consolidated financial statements (continued)

(b)

Legal entities or individuals not domiciled in Peru are subject to an additional tax (equivalent to 5 percent) on dividends received from entities domiciled in Peru. The corresponding tax is withheld by the entity that distributes the dividends. In this regard, since IFS controls the entities that distribute the dividends, it recognizes the amount of the additional Income Tax as expense of the financial year of the dividends. In this sense, as of December 31, 2020 and 2019, the Company has recorded an expense recovery for S/2,017,000 and expenses for S/36,361,000, respectively, in the caption “Income Tax” of the consolidated statement of income. The recovery recognized in the year 2020 resulted from: (i) the decrease in the percentage of divididends distribution by Interbank in April 2020, as indicated in Note 1(b)(b.3), which generated that IFS recorded in the year 2020 a rebate of the provision constituted as of December 31, 2019, and; (ii) lower recognition of expenses for Income Tax provision over dividends due to a lower income in Interbank for the year 2020.

(c)

IFS’s Subsidiaries incorporated in Peru are subject to the payment of Peruvian taxes; hence, they must calculate their tax expenses on the basis of their separate financial statements. The Income Tax rate as of December 31, 2020, 2019 and 2018, was 29.5 percent, over the taxable income.

(d)

The Tax Authority (henceforth “SUNAT”, by its Spanish acronym) is legally entitled to perform tax audit procedures for up to four years subsequent to the date at which the tax return regarding a taxable period must be filed.

As of December 31, 2020, the following taxable periods are subject to inspection by the Tax Authority:

•	Interbank: Income Tax returns for the years 2015 to 2020, and Value-Added-Tax returns for the years 2015 to 2020.

•	Interseguro: Income Tax returns for the years 2015, 2017, 2018, 2019 and 2020, and Value-Added-Tax returns for the years 2015 to 2020.

•	Hipotecaria Sura Income Tax returns for the years 2015 to 2018, and Value-Added-Tax returns for the years 2015 to 2018.

•	Seguros Sura: Income Tax returns for the years 2015 to 2018, and Value-Added-Tax returns for the years 2015 to 2018.

Given the possible interpretations that SUNAT may give to the legislation in effect, up to date it is not possible to determine whether or not any review to be conducted would result in liabilities for the Subsidiaries; any increased tax or surcharge that could arise from possible tax audits would be applied to the results of the period in which such tax increase or surcharge may be determined.

Notes to the consolidated financial statements (continued)

Following is the description of the main ongoing tax procedures for the Subsidiaries:

Interbank:

In April 2004, June 2006, February 2007, June 2007, November 2007, October 2008 and December 2010, Interbank received a number of Tax Determination and Tax Penalty notices corresponding mainly to the Income Tax determination for the fiscal years 2000 to 2006. As a result, claims and appeals were filed and subsequent contentious administrative proceedings were started, with the exception of Income Tax 2006, which is still pending of being filed.

Regarding the tax litigations followed by Interbank related to the annual Income Tax returns for the years 2000 to 2006, the most relevant matter subject to discrepancy with SUNAT corresponds to whether the “interest in suspense” are subject to Income Tax or not. In this sense, Interbank considers that the interest in suspense do not constitute accrued income, in accordance with the SBS’s regulations, which is also supported by a ruling by the Permanent Constitutional and Social Law Chamber of the Supreme Court issued in August 2009 and a pronouncement in June 2019.

Notwithstanding the foregoing, in February 2018, the Third Transitory Chamber of Constitutional and Social Law of the Supreme Court issued a ruling regarding a third bank that impacted the original estimation regarding the degree of contingency for this discrepancy. Subsequently, in June 2019, the Permanent Chamber of Constitutional and Social Law of the Supreme Court, in a case followed by another financial entity, but identical to Interbank’s case, ruled in favor of the tax treatment over the interest in suspense followed by said entity. Likewise, on July 6, 2020 and December 28, 2020, the Permanent Chamber of Constitutional and Social Law of the Supreme Court notified to Interbank its ruling regarding Interbank’s Income Tax 2003 and prepaid income tax for the year 2003, declaring groundless the cassation appeals filed by SUNAT and the MEF, thus reaffirming the position held by Interbank regarding that interest in suspense does not constitute taxable income.

As of December 31, 2020, the tax liability requested for this concept and other minor contingencies amounts to approximately S/382,000,000, which includes the tax, fines and interest arrears, of which S/293,000,0000 corresponded to interest in suspense and S/89,000,000 corresponded to other minor repairs. From the tax and legal analysis performed, Interbank´s Management and its external legal advisers consider that there exists sufficient technical support for the prevailing of Interbank’s position; as consequence, no provision has been recorded for this contingency as of December 31, 2020 and 2019.

On February 3, 2017, SUNAT closed the audit process corresponding to the Income Tax for the year 2010. Interbank paid the debt under protest and filed a claim procedure. Subsequently, on November 6, 2018, SUNAT closed again the audit process corresponding to the Income Tax 2010, which had been reopened due to invalidity; Interbank filed a claim procedure and afterwards a tax appeal. Currently, the appeal is pending resolution by the Tax Court.

On January 14, 2019, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2013. To such date, the tax debt requested by SUNAT amounts to approximately S/50,000,000. The main concept observed was the deduction of loan write-offs without proof by the SBS. As of December 31, 2020 and 2019, the tax debt requested for this concept and other minor contingencies amounts to approximately S/40,000,000 and S/39,000,000, respectively, which comprises the tax, penalties and moratorium interest.

On April 26, 2019, SUNAT notified about the commencement of the definitive audit process on Income Tax withholdings of non-domiciled entities corresponding to the year 2018. To date, said audit is under process and SUNAT has not issued any resolutions.

Notes to the consolidated financial statements (continued)

On September 11, 2019, SUNAT notified Interbank about the beginning of the definitive audit process on Income Tax corresponding to the year 2015. To date, said audit is under process and SUNAT has not issued any resolutions.

On December 12, 2019, SUNAT notified the Bank about the beginning of the definitive audit process on Income Tax corresponding to the year 2015. To date, said audit is under process.

On July 31, 2020, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2012. To date, the tax debt requested by SUNAT amounted to approximately S/13,000,000. On August 27, 2020, Interbank filed a complaint appeal which is pending resolution.

On February 12, 2021, Interbank was notified with the Resolution of Compliance related to the Income Tax and prepaid income tax of the year 2006 (related to litigations about interest in suspense). Through such Resolution, SUNAT increased the alleged tax debt from S/1,000,000 to S/35,000,0000 , because as a consequence of such Resolution of Compliance certain deductions previously recognized by SUNAT were unrecognized. Interbank´s Management and its legal advisors will appeal such Resolution before the Tax Court, and in its opinion, no additional liabilities for Interbank will result as consequence of this matter.

In the opinion of Interbank´s Management and its legal advisors, any eventual additional tax settlement would not be significant for the financial statements as of December 31, 2020 and 2019.

Interseguro:

On January 4, 2019, Interseguro was notified through a Tax Determination notice about the partial audit of the Income Tax for non-domiciled entities for Sura corresponding to January 2015; see Note 2. The tax debt requested by SUNAT amounts to approximately S/19,000,000. On January 30, 2019, the Company filed an appeal against the Resolution of Determination claimed by SUNAT. Considering that this debt corresponds to a period prior to the acquisition of Sura by the Group and according to the conditions of the purchase and sale agreement of this entity, this debt, if confirmed after the legal actions that Management is to file, would be assumed by the sellers. On November 12, 2020, the Tax Court issued a favorable opinion to Interseguro, revoking the Determination Resolution issued by SUNAT. Interseguro is awaiting for the corresponding appeal deadline to be notified whether SUNAT intends to appeal the Tax Court’s resolution.

In the opinion of Management and its legal advisers, any eventual additional tax would not be significant for the financial statements as of December 31, 2020 and 2019.

(e)

For the purpose of determining the Income Tax, the transfer prices of transactions with related companies and with companies domiciled in countries or territories that are non-cooperating or low or zero tax countries or territories, or with entities or permanent establishments whose income, revenues or gains from said contracts are subject to a preferential tax regime, must be supported by documented information on the valuation methods used and the criteria considered for their determination. On the basis of the analysis of the operations of the Group, Management and its internal legal advisors believe that, as a consequence of the application of these standards, contingencies of importance will not arise as of December 31, 2020 and 2019.

Through Legislative Decree No. 1312, published on December 31, 2016, the formal obligations for entities included within the scope of application of transfer pricing are modified, thus incorporating three new information requirements: the first is a Local Report; the second is a Master Report; and the third is a Country Report. The first entered into effect since 2017 for the operations that occurred during 2016 and the last two since 2018 for the operations that have occurred since the fiscal year 2017.

Notes to the consolidated financial statements (continued)

(f)

Through Legislative Decree No.1381, published on August 24, 2018, it was incorporated in the Income Tax Act the concept of “non-cooperating” countries or territories and preferential tax regimes to which defensive measures already existing for countries and territories with low or zero taxation are imposed.

As of December 31, 2019 Interbank maintained a branch in Panama, a country that is considered “non-cooperating”, in accordance with the Legislative Decree No. 1381. Notwithstanding the aforementioned, as detailed in Note 1, to the date of this report, the branch is no longer operating.

(g)

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

As part of this amendment, a new assumption of joint and several liability is envisaged, when the tax debtor is subject to the application of the measures provided by Rule XVI in the event that presumed tax avoidance cases are detected; in such case, the joint and several liability shall be attributed to the legal representatives provided that they have collaborated with the design or approval or execution of actions or situations or economic relations viewed as tax avoidance in Rule XVI. In the case of companies that have a Board of Directors, it is up to this corporate body to define the tax strategy of the entity, having to decide on the approval or not of actions, situations or economic relations to be carried out within the framework of tax planning, this power being non-delegable. The actions, situations and economic relations carried out within the framework of tax planning and implemented on the date of entry into force of Legislative Decree No. 1422 (September 14, 2018) and which

Notes to the consolidated financial statements (continued)

continue to have effect, must be evaluated by the Board of Directors of the entity for the purpose of ratification or modification until March 29, 2019, without prejudice to the fact that the management or other managers of the company have approved the aforementioned actions, situations and economic relations.

Likewise, it has been established that the application of Rule XVI, regarding the re-characterization of tax avoidance assumptions, will take place in the final inspection procedures in which acts, events or situations produced since July 19, 2012.

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

•

The system of credits against Income Tax for taxes paid abroad, to be included in the indirect tax credit (corporate tax paid by foreign subsidiaries) as credit applicable against the Income Tax of domiciled legal persons, in order to avoid double economic taxation.

•

The deduction of interest expenses for the determination of corporate Income Tax. In the years 2020 and 2021, it shall be applicable the debt limit set at up to three times the net equity as of December 31 of the previous year will be applicable, both to loans with related parties, and to loans with third parties contracted since September 14, 2018. Beginning in 2022, the limit for the deduction of financial expenses shall be equivalent to 30 percent of the entity’s EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization).

(v)

Regulations have been established for the accrual of income and expenses for tax purposes beginning on January 1, 2019 (Legislative Decree No. 1425). Until 2018, there was no rule definition of this concept, so in many cases accounting rules were used for its interpretation. In general terms, with the new criterion, for the purpose of determining the Income Tax, it shall be considered whether the substantial events for the generation of income or expense agreed upon by the parties have occurred, provided they are not subject to a subsequent condition, in which case the recognition shall take place when it is fulfilled and when collection or payment is to take place will not be taken into account; and, if the determination of the consideration depends on a future action or event, the total or part of the corresponding income or expense will be deferred until that action or event occurs.

Notes to the consolidated financial statements (continued)

(h)

Supreme Decree No. 430-2020-EF, published on December 31, 2020, approved the Regulation that establishes the financial information that companies of the financial system must provide to SUNAT in the fight against tax evasion and avoidance pursuant to Legislative Decree No. 1434. Such Regulation entered into force on January 1, 2021.

Considering that, said Regulation established the concepts that the financial entities must report to SUNAT, which are, among others, cumulative balances and/or amounts, averages or highest amounts and the returns generated in the accounts during the reporting period that are equal or higher than S/30,800 in said period. The information shall be provided to SUNAT semi-annually through informative declarations containing monthly information.

(i)	Law No. 31106 extends until December 31, 2023, the validity of all exemptions in force to date contained in Article 19 of the Income Tax Act.

On this matter, among the aforementioned extended exemptions that are applicable or related to Interbank’s operations are subparagraph i) of Article 19 which indicates that shall be exempted any type of fixed or variable interest rate, in local or foreign currency, that is paid for any deposit or levy pursuant to the General Act of the Banking and Insurance System and Organic Act of the Superintendence of Banking, Insurance and Private Pension Funds, Law No. 26702, as well as the capital increases of said deposits and levies, in local or foreign currency, except when said income constitute third category income.

Notes to the consolidated financial statements (continued)

18.	Off-balance sheet accounts

(a)	The table below presents the components of this caption:

	2020	2019
	S/(000)	S/(000)
Contingent credits - indirect loans (b), Note 6(a)
Guarantees and stand-by letters	4,445,059	3,857,831
Import and export letters of credit	166,872	244,146

	4,611,931	4,101,977

Derivatives
Held for trading: Note 10(b)
Forward foreign currency agreements, see Note 30.2(b)(i):
Forward currency agreements – purchase	2,317,124	2,993,652
Forward currency agreements – sale	947,251	5,770,518
Forward foreign currency agreements in other currencies	396,663	525,744
Foreign currency options	22,700	22,154
Swap agreements, see Note 30.2(b)(ii):
Currency swaps: Foreign currency delivery / receipt in Soles	1,128,299	794,623
Currency swaps: Soles delivery / receipt in foreign currency	1,392,459	933,299
Cross currency swaps	213,125	195,056
Interest rate swaps	4,382,535	4,238,143
Designated as hedges: Note 10(b)
Cash flows:
Interest rate swaps	—	298,260
Cross currency swaps	2,140,011	1,958,574

	12,940,167	17,730,023

Responsibilities for credit lines granted (cancellable) (c)	8,843,150	9,673,520
Responsibilities for credit lines – commercial and others (d)	1,110,408	1,287,974

Total	27,505,656	32,793,494

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

Notes to the consolidated financial statements (continued)

(c)	Responsibilities under credit lines agreements include consumer credit lines and other consumer loans that are cancellable by the Bank.

(d)

Corresponds to commitments of disbursement of future loans that Interbank has committed to carry out; provided that the borrower complies with the obligations under the corresponding loan agreements, however, they may be cancelled by Interbank.

19.	Interest income and expenses, and similar accounts

(a)	This caption is comprised of the following:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Interest and similar income
Interest on loan portfolio	3,769,716	3,830,595	3,356,718
Impact from the modification of contractual cash flows due to the loan rescheduling schemes (*)	(134,376)	—	—
Interest on investments at fair value through other comprehensive income	769,718	723,796	761,411
Interest on investments at amortized cost	116,338	93,454	86,215
Dividends on financial instruments	103,294	74,698	61,725
Interest on due from banks and inter-bank funds	35,906	121,550	51,592
Other interest and similar income	4,371	3,123	3,621

Total	4,664,967	4,847,216	4,321,282

Interest and similar expenses
Interest and fees on deposits and obligations	(522,357)	(705,824)	(562,495)
Interest on bonds, notes and other obligations	(390,586)	(455,784)	(386,747)
Interest and fees on obligations with financial institutions	(181,675)	(175,753)	(173,740)
Deposit insurance fund fees	(56,177)	(45,199)	(40,697)
Interest on lease payments, Note 8(e)	(15,288)	(16,568)	—
Other interest and similar expenses	(26,201)	(24,835)	(13,615)

Total	(1,192,284)	(1,423,963)	(1,177,294)

(*)

For rescheduled loans, Interbank recalculated the carrying amount of these financial assets as the present value of the modified contractual cash flows, discounted at the loan’s original effective interest rate, thus recognizing a modification loss in the income of the period because this resulting amount has been lower than the gross carrying amount before rescheduling, see Note 30.1 (d.5).

Notes to the consolidated financial statements (continued)

(b)	The amounts shown in literal (a) above, include interest income and expenses calculated using the effective interest rate (EIR), which are related to the following items:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Financial assets measured at amortized cost	3,787,584	4,045,599	3,494,525
Financial assets measured at fair value through other comprehensive income	769,718	723,796	761,411

Total interest from financial assets calculated at EIR	4,557,302	4,769,395	4,255,936

Financial liabilities measured at amortized cost	1,109,906	1,353,929	1,122,982

20.	Fee income from financial services, net

(a)	For the years ended December 31, 2020, 2019 and 2018, this caption is comprised of the following:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Income
Accounts maintenance, carriage, transfers, and debit and credit card fees	474,822	651,255	623,480
Banking services fees	192,588	220,207	186,783
Funds management	151,356	147,954	148,048
Contingent loans fees	52,156	56,153	61,766
Collection services	41,124	41,010	37,068
Brokerage and custody services (b)	6,858	9,109	11,035
Others	42,207	40,801	33,758

Total (c)	961,111	1,166,489	1,101,938

Expenses
Credit cards	(105,772)	(118,675)	(103,645)
Credit life insurance premiums	(59,520)	(48,866)	(58,931)
Local banks fees	(15,828)	(9,307)	(6,555)
Foreign banks fees	(15,105)	(17,172)	(15,324)
Registry expenses	(8,151)	(7,472)	(5,143)
Brokerage and custody services (b)	(630)	(642)	(1,877)
Others	(32,605)	(38,470)	(36,037)

Total	(237,611)	(240,604)	(227,512)

Net	723,500	925,885	874,426

(b)	As of December 31, 2020, 2019 and 2018, the Group has recognized net income amounting to S/6,228,000, S/8,467,000 and S/9,158,000, respectively, for transactions carried out on behalf of its clients.

Notes to the consolidated financial statements (continued)

(c)	Below is the fee income by geographic information for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Geographic information
Peru	854,082	1,055,624	988,084
Panama	107,029	110,865	113,854

Total	961,111	1,166,489	1,101,938

Notes to the consolidated financial statements (continued)

21.	Other income and (expenses)

(a)	This caption is comprised of the following:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Other income
Gain from sale of written-off-loans (b)	12,962	11,311	13,615
Other technical income from insurance operations	11,547	13,362	10,908
Income from investments in associates	9,068	15,647	17,454
Services rendered to third parties	7,843	3,859	2,779
Income from ATM rentals	3,971	3,789	4,606
Insurance recovery	—	—	940
Other income	16,726	22,692	18,741

Total other income	62,117	70,660	69,043

Other expenses
Sundry technical insurance expenses	(47,285)	(42,016)	(40,593)
Commissions from insurance activities	(28,390)	(35,266)	(38,650)
Provision for accounts receivable	(7,310)	(3,303)	(2,134)
Donations	(5,509)	(5,352)	(5,068)
Provision for sundry risk	(4,918)	(3,872)	(3,504)
Expenses related to rental income	(1,993)	(3,456)	(3,901)
Administrative and tax penalties	(543)	(932)	(2,963)
Goodwill write-off, Note 9(b)	—	(2,233)	—
Provision for assets received as payment and seized assets	—	(355)	(9,754)
Other expenses (*)	(48,099)	(34,378)	(35,048)

Total other expenses	(144,047)	(131,163)	(141,615)

(*)

During the year 2020, corresponds mainly to non-recurring expenses derived from the Covid-19 pandemic (implementation of safety protocols and remote working, among others); likewise, it comprises operating write-offs, different claims, among other minor expenses. During the years 2019 and 2018, correspond mainly to expenses for operating write-offs and Insurance Banking claims.

(b)

During the years 2020, 2019 and 2018, Interbank sold in cash to non-related third parties written-off loan portfolios with gross value amounting to S/625,406,000, S/587,895,000 and S/466,264,000, respectively.

Notes to the consolidated financial statements (continued)

22.	Net premiums earned

This caption is comprised of the following:

	Premiums assumed			Adjustment of technical reserves			Gross premiums (*)			Premiums ceded to reinsurers			Net premiums earned
	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities (**)	248,025	315,519	300,760	(56,021)	(196,193)	(274,539)	192,004	119,326	26,221	—	—	—	192,004	119,326	26,221
Group life	138,360	136,502	110,049	281	(62)	1,351	138,641	136,440	111,400	(4,890)	(5,463)	(4,232)	133,751	130,977	107,168
Individual life	139,105	135,810	130,419	(61,978)	(82,343)	(40,861)	77,127	53,467	89,558	(4,592)	(4,430)	(3,678)	72,535	49,037	85,880
Retirement, disability and survival (***)	9,347	12,282	160,388	11,912	15,523	(42,603)	21,259	27,805	117,785	(527)	(3,151)	(107,296)	20,732	24,654	10,489
Others	3	2	3	2,085	(3,422)	(1,562)	2,088	(3,420)	(1,559)	—	—	—	2,088	(3,420)	(1,559)

Total life insurance	534,840	600,115	701,619	(103,721)	(266,497)	(358,214)	431,119	333,618	343,405	(10,009)	(13,044)	(115,206)	421,110	320,574	228,199
Total general insurance	91,092	102,402	96,921	2,930	(2,217)	(4,032)	94,022	100,185	92,889	(151)	(126)	(1,509)	93,871	100,059	91,380

Total general	625,932	702,517	798,540	(100,791)	(268,714)	(362,246)	525,141	433,803	436,294	(10,160)	(13,170)	(116,715)	514,981	420,633	319,579

(*)	It includes the annual variation of technical reserves and unearned premiums.
(**)	The variation of the adjustment of technical reserves is due mainly to aging over time; see Note 14(b).
(***)

In April 2016, the Congress of the Republic of Peru approved the amendment of the Private Pension System Act, through which the affiliates of the Pension Fund Administrators (AFPs) who turn 65 and retire, can choose, among other existing retirement modalities, the return of 95.5 percent of the total fund available from their Individual Capitalization Account (“CIC”, by its Spanish acronym). During 2017, in order to offset the contraction of retirement income as a result of the aforementioned amendment to the SPP Act, Interseguro launched the products “Renta Particular Plus” and “Renta Particular Plus – Vitalicio”, Note 3.4(ah). During 2020 and 2019, premiums collected for “Renta Particular Plus – Vitalicio” amounted to S/30,310,000 and S/40,216,000, respectively, and for “Renta Particular Plus” amounted to S/117,619,000 and S/137,626,000, respectively. As of December 31, 2020, retirement premiums amounted to S/1,750,000 (in 2019 and 2018 retirement premiums amounted to S/3,841,000 and S/10,469,000, respectively). The liability related to “Renta Particular Plus – Vitalicio“ is presented in the caption “Insurance contracts liabilities” of the consolidated statement of financial position considering that it contains an important component of insurance; and the liability of the “Renta Particular Plus” is presented in the caption “Other accounts payable, provisions and other liabilities” of the consolidated statement of financial position considering that it does not contain an important insurance component.

23.	Net claims and benefits incurred for life insurance contracts and others

This caption is comprised of the following:

	Gross claims and benefits			Ceded claims and benefits			Net insurance claims and benefits
	2020	2019	2018	2020	2019	2018	2020	2019	2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/ (000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities	(631,117)	(597,301)	(558,189)	—	—	—	(631,117)	(597,301)	(558,189)
Group life	(83,605)	(45,964)	(48,213)	4,868	3,792	2,864	(78,737)	(42,172)	(45,349)
Individual life	(17,495)	(8,010)	(7,539)	2,393	3,145	1,410	(15,102)	(4,865)	(6,129)
Retirement (disability and survival)	(41,076)	(32,496)	(215,217)	4,206	(747)	122,976	(36,870)	(33,243)	(92,241)
Others	(12,794)	(1,656)	(1,710)	(216)	65	85	(13,010)	(1,591)	(1,625)
General insurance	(19,214)	(20,879)	(16,829)	(1)	(213)	25	(19,215)	(21,092)	(16,804)

	(805,301)	(706,306)	(847,697)	11,250	6,042	127,360	(794,051)	(700,264)	(720,337)

Notes to the consolidated financial statements (continued)

24.	Salaries and employee benefits

This caption is comprised of the following:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Salaries	526,909	565,057	538,190
Vacations, health insurance and others	72,405	47,412	45,781
Social security and pensions	55,408	53,840	50,244
Workers’ profit sharing	52,829	90,658	81,837
Severance indemnities	41,695	41,807	39,862

Total	749,246	798,774	755,914

The average number of employees for the years 2020, 2019 and 2018 was 7,610, 7,763 and 7,742 respectively.

25.	Administrative expenses

(a)	This caption is comprised of the following:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Services received from third parties (b)	704,255	743,362	648,176
Taxes and contributions	37,581	37,928	34,993
Rental expenses (c) and Note 8(e)	6,781	5,072	92,085

Total	748,617	786,362	775,254

(b)	Services received from third parties correspond mainly to computer equipment maintenance services, credit cards associated expenses, securities transportation services, advertising, among others.

(c)

During the years 2020 and 2019 corresponds to disbursements made by the Group for short term and low value assets, see Note 3.4(j). During 2018, correspond to disbursements made by the Group for leases installments, mainly of stores (agencies), which were classified as operating leases according to IAS 17 “Leases”, which was in force until December 31, 2018.

Notes to the consolidated financial statements (continued)

26.	Earnings per share

The following table presents the calculation of the weighted average number of shares and the basic and diluted earnings per share, determined and calculated based on the earnings attributable to the Group, as described in Note 3.4(ac):

	Outstanding shares	Shares considered in computation	Effective days in the year	Weighted average number of shares
	(in thousands)	(in thousands)		(in thousands)
Year 2018
Balance as of January 1, 2018	107,682	107,682	365	107,682
Sale of treasury stock	3,010	3,010	334	2,754

Balance as of December 31, 2018	110,692	110,692		110,436

Net earnings attributable to IFS’s shareholders S/(000)				1,084,280

Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				9.818

Year 2019
Balance as of January 1, 2019	110,692	110,692	365	110,692
Initial Public Offering, Notes 1(c) and 16 (a) and (b):
Issuance of new shares	2,337	2,337	161	1,031
Sale of treasury stock	2,418	2,418	161	1,066
Sale of treasury stock	2	2	103	1
Purchase of treasury stock	(3)	(3)	216	(1)

Balance as of December 31, 2019	115,446	115,446		112,789

Net earnings attributable to IFS’s shareholders S/(000)				1,441,258

Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				12.778

Year 2020
Balance as of January 1, 2020	115,446	115,446	365	115,446
Sale of treasury stock	4	4	266	3
Purchase of treasury stock	(27)	(27)	30	(2)

Balance as of December 31, 2020	115,423	115,423		115,447

Net earnings attributable to IFS’s shareholders S/(000)				383,259

Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				3.320

Notes to the consolidated financial statements (continued)

27.	Transactions with shareholders, related parties and affiliated entities

(a)

The table below presents the main transactions with shareholders, related parties and affiliated companies as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020, 2019 and 2018:

	2020	2019
	S/(000)	S/(000)
Assets
Instruments at fair value through profit or loss
Participations - Royalty Pharma, Note 5(h)	107,530	117,682
Negotiable certificates of deposit – Financiera Oh! S.A.	—	9,372
Others	107	270

	107,637	127,324

Investments at fair value through other comprehensive income
Shares - InRetail Perú Corp., Note 5(i)	339,945	285,962
Corporate bonds - InRetail Shopping Malls S.A.	53,358	49,728
Corporate bonds - Colegios Peruanos S.A.	1,193	30,977

	394,496	366,667

Loans, net (b)	1,196,143	1,114,211
Accounts receivable from UTP (h)	79,504	77,824
Accounts receivable from Homecenters Peruanos S.A. (g)	40,128	39,141
Accounts receivable from Compañía Iberoamericana de Plásticos (i)	10,962	—
Accounts receivable from derivative financial instruments	4,276	817
Accounts receivable from Colegios Peruanos S.A.	3,634	864
Other assets (f)	6,921	11,064
Liabilities
Deposits and obligations	849,906	944,561
Other liabilities	567	56
Accounts payable related to derivative financial instruments	—	344
Off-balance sheet accounts
Indirect loans (b)	124,366	134,658

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Income (expenses)
Interest and similar income	70,261	77,186	90,703
Interest and similar expenses	(7,264)	(17,471)	(17,747)
Valuation of financial derivative instruments	164	(52)	(201)
Rental income	18,609	22,118	13,461
(Loss) gain on sale of investment property	—	(7,164)	4,655
Administrative expenses	(42,768)	(38,717)	(40,279)
Others, net	6,853	15,294	17,114

Notes to the consolidated financial statements (continued)

(b)	As of December 31, 2020 and 2019, the detail of loans is the following:

	2020			2019
	Direct Loans	Indirect Loans	Total	Direct Loans	Indirect Loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Controlling	—	—	—	17	—	17
Affiliated	931,746	46,967	978,713	847,993	59,267	907,260
Associates	264,397	77,399	341,796	266,201	75,391	341,592

	1,196,143	124,366	1,320,509	1,114,211	134,658	1,248,869

(c)

As of December 31, 2020 and 2019, the directors, executives and employees of the Group have been involved in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian law, which regulates and limits on certain transactions with employees, directors and executives of financial entities. As of December 31, 2020 and 2019, direct loans to employees, directors and executives amounted to S/222,076,000 and S/231,546,000, respectively; said loans are repaid monthly and bear interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with shares of any Subsidiary.

Notes to the consolidated financial statements (continued)

(d)	The Group’s key personnel basic remuneration for the years ended December 31, 2020, 2019 and 2018, is presented below:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Salaries	21,859	22,180	22,295
Board of Directors’ compensations	3,719	2,438	1,925

Total	25,578	24,618	24,220

(e)

As of December 31, 2020 and 2019, the Group holds participations in different mutual funds managed by Interfondos that are classified as investment at fair value through profit or loss and amount to S/342,000 and S/701,000, respectively.

(f)

During the year 2020, the Bank signed a framework contract to cede the use of commercial spaces for the installation of Money Market stores and/or ATMs in the facilities of Supermercados Peruanos S.A. for a period of 5 years. As of December 31, 2020, the balance corresponds to a cash guarantee granted to Supermercados Peruanos S.A. for an amount of US$1,000,000, equivalent to approximately S/3,400,000.

As of December 31, 2019 corresponded to a cash guarantee granted to Supermercados Peruanos S.A. for an amount of US$2,000,000, equivalent to approximately S/6,628,000 corresponded to a concession contract of space use for the installation of financial services modules and others in the facilities of Supermercados Peruanos S.A.

(g)	It corresponds to a loan with maturity in 2046 and bears interest at market rates.

(h)	As of December 31, 2020 and 2019, corresponds to a financial lease for the construction of educational facilities in San Juan de Lurigancho and Ate Vitarte districts.

(i)

As of December 31, 2020, corresponds to a loan granted by Interfondos to Compañía Iberoamericana de Plásticos for an amount of US$3,000,000 in September 2020 and with maturity in March 2021. This loan bears interest at an annual rate of 3.9 percent.

(j)

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

No revenue from transactions with a single external customer or counterparty exceeded 10 percent of the Group’s total revenues in the years 2020, 2019 and 2018.

Notes to the consolidated financial statements (continued)

The following table presents the Group’s financial information by business segments for the years ended December 31, 2020, 2019 and 2018:

	2020
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total income (*)
Third party	4,900,400	1,365,579	433,941	(19,738)	6,680,182
Inter-segment	(59,267)	—	(3,273)	62,540	—

Total income	4,841,133	1,365,579	430,668	42,802	6,680,182

Consolidated statement of income data
Interest and similar income	3,836,413	654,975	163,414	10,165	4,664,967
Interest and similar expenses	(1,053,356)	(83,992)	(51,652)	(3,284)	(1,192,284)

Net interest and similar income	2,783,057	570,983	111,762	6,881	3,472,683

Impairment loss on loans, net of recoveries	(2,393,923)	—	(21)	—	(2,393,944)
(Loss) recovery due to impairment of financial investments	170	(33,819)	745	—	(32,904)

Net interest and similar income after impairment loss on loans	389,304	537,164	112,486	6,881	1,045,835

Fee income from financial services, net	619,842	(6,056)	163,968	(54,254)	723,500
Net gain on sale of financial investments	103,773	105,038	(23,428)	—	185,383
Other income	340,372	96,641	129,987	24,351	591,351
Total net premiums earned minus claims and benefits	—	(279,070)	—	—	(279,070)
Depreciation and amortization	(234,479)	(25,590)	(14,478)	5,797	(268,750)
Other expenses	(1,299,027)	(260,405)	(113,564)	31,086	(1,641,910)

Income before translation result and Income Tax	(80,215)	167,722	254,971	13,861	356,339
Translation result	(5,966)	(26,591)	(3,846)	(9,320)	(45,723)
Income Tax	80,509	—	(8,000)	424	72,933

Net profit for the year	(5,672)	141,131	243,125	4,965	383,549

Attributable to:
IFS’s shareholders	(5,672)	141,131	243,125	4,675	383,259
Non-controlling interest	—	—	—	290	290

	(5,672)	141,131	243,125	4,965	383,549

(*)	Corresponds to interest and similar income, other income and net premiums earned.

Notes to the consolidated financial statements (continued)

	2019
	Banking	Insurance S/(000) (***)	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)		S/(000)	S/(000)	S/(000)
Total income (*)
Third party	5,335,387	1,198,231	390,720	(138,525)	6,785,813
Inter-segment	(80,697)	—	(2,093)	82,790	—

Total income	5,254,690	1,198,231	388,627	(55,735)	6,785,813

Consolidated statement of income data
Interest and similar income	4,073,998	612,549	167,974	(7,305)	4,847,216
Interest and similar expenses	(1,290,055)	(72,485)	(61,465)	42	(1,423,963)

Net interest and similar income	2,783,943	540,064	106,509	(7,263)	3,423,253

Impairment loss on loans, net of recoveries	(750,787)	—	(24)	—	(750,811)
(Loss) recovery due to impairment of financial investments	43	(6,170)	(663)	—	(6,790)

Net interest and similar income after impairment loss on loans	2,033,199	533,894	105,822	(7,263)	2,665,652

Fee income from financial services, net	827,064	(3,980)	164,312	(61,511)	925,885
Net gain on sale of financial investments	30,854	39,234	42,127	—	112,215
Net gain from derecognition of financial assets at amortized cost	8,474	—	—	—	8,474
Other income (**)	394,997	129,784	16,307	(69,698)	471,390
Total net premiums earned minus claims and benefits	—	(279,620)	—	(11)	(279,631)
Depreciation and amortization	(227,070)	(22,396)	(18,321)	5,772	(262,015)
Other expenses	(1,384,432)	(276,350)	(104,996)	49,479	(1,716,299)

Income before translation result and Income Tax	1,683,086	120,566	205,251	(83,232)	1,925,671
Translation result	(5,592)	9,826	1,423	12,113	17,770
Income Tax	(448,956)	—	(6,420)	(37,950)	(493,326)

Net profit for the year	1,228,538	130,392	200,254	(109,069)	1,450,115

Attributable to:
IFS’s shareholders	1,228,538	130,392	200,254	(117,926)	1,441,258
Non-controlling interest	—	—	—	8,857	8,857

	1,228,538	130,392	200,254	(109,069)	1,450,115

(*)	Corresponds to interest and similar income, other income and net premiums earned.
(**)

For the Banking Segment, the caption “Other income” for the year ended December 31, 2019, includes approximately S/52,580,000, before taxes, as gain on the sale of Interfondos to Inteligo Perú Holding S.A.C., which is eliminated in the accounting consolidation process, see Note 2(a). The net profit amounted to approximately S/32,422,000, after taxes.

(***)	As of December 31, 2019, certain balances in the Insurance Segment have been modified due to the reclassifications detailed in Note 3.4(ah).

Notes to the consolidated financial statements (continued)

	2018
	Banking	Insurance S/(000) (**)	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)		S/(000)	S/(000)	S/(000)
Total income (*)
Third party	4,628,369	993,620	351,518	(49,500)	5,924,007
Inter-segment	(57,276)	—	12,226	45,050	—

Total income	4,571,093	993,620	363,744	(4,450)	5,924,007

Consolidated statement of income data
Interest and similar income	3,559,112	610,990	154,090	(2,910)	4,321,282
Interest and similar expenses	(1,067,710)	(61,051)	(44,096)	(4,437)	(1,177,294)

Net interest and similar income	2,491,402	549,939	109,994	(7,347)	3,143,988

Impairment loss on loans, net of recoveries	(660,858)	—	786	—	(660,072)
(Loss) recovery due to impairment of financial investments	(63)	11,349	1,791	—	13,077

Net interest and similar income after impairment loss on loans	1,830,481	561,288	112,571	(7,347)	2,496,993

Fee income from financial services, net	759,518	(4,593)	164,184	(44,683)	874,426
Net gain on sale of financial investments	16,364	(30,684)	28,560	—	14,240
Other income	293,375	98,328	4,684	(1,907)	394,480
Total net premiums earned minus claims and benefits	—	(400,758)	—	—	(400,758)
Depreciation and amortization	(138,543)	(16,982)	(9,147)	(26)	(164,698)
Other expenses	(1,364,155)	(256,670)	(97,377)	45,419	(1,672,783)

Income before translation result and Income Tax	1,397,040	(50,071)	203,475	(8,544)	1,541,900
Translation result	(10,208)	(11,405)	(227)	(13,151)	(34,991)
Income Tax	(375,911)	—	(5,725)	(33,879)	(415,515)

Net profit for the year	1,010,921	(61,476)	197,523	(55,574)	1,091,394

Attributable to:
IFS’s shareholders	1,010,921	(61,476)	197,523	(62,688)	1,084,280
Non-controlling interest	—	—	—	7,114	7,114

	1,010,921	(61,476)	197,523	(55,574)	1,091,394

(*)	Corresponds to interest and similar income, other income and net premiums earned.
(**)	As of December 31, 2018, certain balances in the Insurance Segment have been modified due to the reclassifications detailed in Note 3.4(ah).

Notes to the consolidated financial statements (continued)

	2020
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (*)	193,113	109,786	6,771	—	309,670
Total assets	68,038,621	15,311,267	4,308,618	577,523	88,236,029
Total liabilities	61,814,096	14,375,950	3,233,691	(141,657)	79,282,080

	2019
	Banking	Insurance	Wealth management	Holding and Consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (*)	195,177	69,643	6,769	—	271,589
Total assets	53,019,361	13,917,641	4,098,057	527,234	71,562,293
Total liabilities	46,676,473	12,943,718	3,244,210	(205,556)	62,658,845

(*)	It includes the purchase of property, furniture and equipment, intangible assets and investment properties.

The distribution of the Group’s total income based on the location of the customer and its assets, for the year ended December 31, 2020, is S/6,307,987,000 in Peru and S/372,195,000 in Panama (for the year ended December 31, 2019, is S/6,458,212,000 in Peru and S/327,601,000 in Panama and for the year ended December 31, 2018, is S/5,624,597,000 in Peru and S/308,397,000 in Panama). The distribution of the Group’s total assets based on the location of the customer and its assets as of December 31, 2020 is S/84,096,653,000 in Peru and S/4,139,376,000 in Panama (for the year ended December 31, 2019, is S/67,623,222,000 in Peru and S/3,939,071,000 in Panama).

Notes to the consolidated financial statements (continued)

29.	Financial instruments classification

The financial assets and liabilities of the consolidated statement of financial position as of December 31, 2020 and 2019, are presented below.

	As of December 31, 2020
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	18,765,482	18,765,482
Inter-bank funds	—	—	—	18,105	18,105
Financial investments	2,042,777	18,153,492	1,373,548	2,707,298	24,277,115
Loans, net	—	—	—	40,519,423	40,519,423
Due from customers on acceptances	—	—	—	16,320	16,320
Other accounts receivable and other assets, net	395,249	—	—	658,140	1,053,389

	2,438,026	18,153,492	1,373,548	62,684,768	84,649,834

Financial liabilities
Deposits and obligations	—	—	—	47,149,275	47,149,275
Inter-bank funds	—	—	—	28,971	28,971
Due to banks and correspondents	—	—	—	9,660,877	9,660,877
Bonds, notes and other obligations	—	—	—	7,778,751	7,778,751
Due from customers on acceptances	—	—	—	16,320	16,320
Insurance contract liabilities	—	—	—	12,501,723	12,501,723
Other accounts payable, provisions and other liabilities	271,326	—	—	1,732,461	2,003,787

	271,326	—	—	78,868,378	79,139,704

Notes to the consolidated financial statements (continued)

	As of December 31, 2019
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	11,128,875	11,128,875
Inter-bank funds	—	—	—	85,006	85,006
Financial investments	1,551,537	14,188,473	1,125,722	2,206,986	19,072,718
Loans, net	—	—	—	37,136,853	37,136,853
Due from customers on acceptances	—	—	—	139,685	139,685
Other accounts receivable and other assets, net	220,776	—	—	630,430	851,206

	1,772,313	14,188,473	1,125,722	51,327,835	68,414,343

Financial liabilities
Deposits and obligations	—	—	—	38,093,224	38,093,224
Inter-bank funds				169,138	169,138
Due to banks and correspondents	—	—	—	3,979,637	3,979,637
Bonds, notes and other obligations	—	—	—	6,890,290	6,890,290
Due from customers on acceptances	—	—	—	139,685	139,685
Insurance contract liabilities	—	—	—	11,426,631	11,426,631
Other accounts payable, provisions and other liabilities	222,305	—	—	1,546,422	1,768,727

	222,305	—	—	62,245,027	62,467,332

Notes to the consolidated financial statements (continued)

30.	Financial risk management

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

In order to manage the risks detailed above, every Subsidiary of the Group has a specialized structure and organization in their management, measurement systems, as well as mitigation and coverage processes, according to specific regulatory needs and requirements for the development of its business. The Group and its Subsidiaries, mainly Interbank, Interseguro and Inteligo Bank, operate independently but in coordination with the general provisions issued by the Board of Directors and Management of IFS; however, the Board of Directors and Management of IFS are ultimately responsible for identifying and controlling risks. The Company has an Audit Committee comprised of three independent directors, pursuant to Rule 10A-3 of the Securities Exchange Act of the United States; and one of them is a financial expert according to the regulations of the New York Stock Exchange. The Audit Committee is appointed by the Board of Directors and its main purpose is to monitor and supervise the preparation processes of financial and accounting information, as well as the audits over the financial statements of IFS and its Subsidiaries.

Also, the Audit Committee is responsible of assisting the Board of Directors in the monitoring and supervising, thus helping to ensure:

•	The quality and comprehensiveness of IFS’s financial statements, including its disclosures.

•	The existence of adequate procedures to assess, objectively and periodically, the effectiveness of the internal control system over the financial report.

•	The compliance with the legal and regulatory framework.

•	The qualification and independence of external auditors.

•	The performance of external auditors.

•	The implementation by Management of an adequate internal control system, in particular the internal control system over the financial report.

Likewise, the Company has an Internal Audit Division which is responsible for monitoring the key processes and controls to ensure an adequate low risk control according to the standards defined in the Sarbanes Oxley Act.

Notes to the consolidated financial statements (continued)

Management is responsible of the preparation, presentation and comprehensiveness of the Group’s consolidated financial statements, the suitability of the accounting principles and information policies it uses, the establishment and upkeeping of the internal control over the financial information, as well as the facilitation of communications among external auditors, IFS’s managers and the Board of Directors.

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

Notes to the consolidated financial statements (continued)

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

Audit Committee

The main purpose of the Audit Committee is to monitor that the accounting and financial reporting process are appropriate, as well as to assess the activities performed by External and Internal Auditors. The Audit Committee is comprised of three Board members who do not fulfil any executive position within Interseguro, being at least one of them an Independent Director, who leads the Committee and cannot lead any other Committee within Interseguro. The Committee sessions can be attended by the Chief Executive Officer, the Audit Manager, the External Auditors and other executives when required. The Committee meets at least six times a year in ordinary sessions and informs the Board on the most relevant issues it has addressed.

Risk Committee

The Risk Committee is a corporate body created by the Board. It is responsible of defining the business risk limits of Interseguro through the approval of risk policies and the corrective measures needed to maintain adequate levels of risk tolerance. The Risk Committee is comprised of four Board members, the Risk Manager and the Chief Executive Officer.

Notes to the consolidated financial statements (continued)

Investment Committee

The Investment Committee is responsible of approving the limits of each security or real estate that may be included in Interseguro’s investment portfolio. This Committee is comprised of several Board Members, the Chief Executive Officer and the Vice-President of Investments.

Internal Audit Division

Risk management processes throughout Interseguro are monitored by the Internal Audit Division, which reviews and assesses the design, scope and functioning of the internal control system and verifies the compliance of the legal requirements, policies, standards and procedures. The Internal Audit Division discusses the results of all assessments with Management and reports its findings and recommendations to the Audit Committee and Board of Directors.

(iii)	Inteligo Bank -

Inteligo Bank’s Board of Directors is responsible for the establishment and monitoring of the risk administration policies. In order to manage and monitor the various risks Inteligo Bank is exposed to, the Board of Directors has created the Credit and Investment Committee, the Assets and Liabilities Committee, the Credit Risk Committee and the Audit Committee.

Due to the Covid-19 pandemic, the Group, through its different risk management bodies, has been monitoring and implementing diverse measures to address and counter the negative effects of the pandemic on its subsidiaries. See Note 1(b.3).

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

Notes to the consolidated financial statements (continued)

(d)	Risk concentration -

Through its policies and procedures, the Group has established the guidelines and mechanisms needed to prevent excessive risk concentration. In case any concentration risk is identified, the Group works with specialized units that enable it to control and manage said risks.

30.1	Credit risk

(a)

The Group opts for a credit risk policy that ensures sustained and profitable growth in all its products and business segments it operates. In doing so, it applies assessment procedures for the adequate decision-making, and uses tools and methodologies that allow the identification, measurement, mitigation and control of the different risks in the most efficient manner. Likewise, the Group incorporates, develops and reviews regularly management models that allow an adequate measurement, quantification and monitoring of the loans granted by each business unit and also encouraging the continuous improvement of its policies, tools, methodologies and processes. Additionally, as consequence of the Covid-19 pandemic, the behavior and performance of the expected credit losses of the retail and commercial clients has been affected, thus requiring a greater monitoring of results, which has also implied to perform certain subsequent adjustments to the expected loss model in order to be able to capture the effects of the current situation, which has generated a high level of uncertainty in the estimation of the loans expected loss.

(b)

The Group is exposed to credit risk, which is the risk that a counterparty causes a financial loss by failing to comply with an obligation. Credit risk is the most important risk for the Group’s business; therefore, Management carefully manages its exposure to credit risk, which arise mainly in lending activities that lead to loans and investment activities that contribute with securities and other financial instruments to the Group’s asset portfolio. There is also credit risk in the financial instruments out of the consolidated statement of financial position, such as contingent credits (indirect loans), which expose the Group to risks similar to those of direct loans, being mitigated with the same control processes and policies. Likewise, credit risk arising from derivative financial instruments is, at any time, limited to those with positive fair values, as recorded in the consolidated statement of financial position.

As of the date of the consolidated statement of financial position and under IFRS 9, impairment allowances are established for expected credit losses. Significant changes in the economy or in the particular situation of an economic sector that represents a concentration in the Group’s portfolio could result in losses that are different from those provisioned for as of the date of the consolidated statement of financial position.

The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower or groups of borrowers, geographical and industry segments. Said risks are monitored on a revolving basis and subject to continuous review.

The Group’s exposure to credit risk is managed through the regular assessment of debtors and their potential capability to pay the principal and interest of their obligations, and through the change in exposure limits, when appropriate.

The exposure to credit risk is also mitigated, in part, through the obtaining of personal and corporate collateral. Nevertheless, there is a significant part of the financial instruments where said collateral cannot be obtained. Following is a description of the procedures and policies related to collateral management and valuation of collateral.

Notes to the consolidated financial statements (continued)

Policies and procedures for management and valuation of guarantees -

Collateral required for financial assets other than the loan portfolio are determined according to the nature of the instrument. However, debt instruments, treasury papers and other financial assets are in general not guaranteed, except for securities guaranteed with similar assets and instruments.

The Group has policies and guidelines established for the management of collateral received to back loans granted. The assets that guarantee loan operations bear a certain value prior to the loan approval and the procedures for their updating are described in the internal rules. In order to manage guarantees, the Group operates specialized divisions for the establishment, management and release of guarantees.

Collateral that backs loan operations include different goods, property and financial instruments (including cash and securities). Their preferential status depends on the following conditions:

•	Easy convertibility into cash.

•	Proper legal documentation, duly registered with the corresponding public registry.

•	Non-existence of previous obligations that could reduce their value.

•	Their fair value must be updated.

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

(c)	Maximum exposure to credit risk -

As of December 31, 2020 and 2019, Management estimates that the maximum credit risk to which the Group is exposed is represented by the book value of the financial assets which show a potential credit risk and consist mostly of deposits in banks, inter-bank funds, investments, loans (direct and indirect), without considering the fair value of the collateral or guarantees, derivative financial instruments transactions, receivables from insurance transactions and other monetary assets. In this sense, as of December 31, 2020 and 2019, the main captions were formed as follows:

Notes to the consolidated financial statements (continued)

•	89.5 percent and 80.4 percent, respectively, of cash corresponds to amounts deposited in the Group’s vaults or in the BCRP;

•	85.5 percent and 89.3 percent, respectively, of the loan portfolio is classified into the two lower credit risk categories defined by the Group under IFRS 9 (high and standard grade);

•

88.4 percent and 91.8 percent, respectively, of loans is deemed non-past-due and non-impaired; it is worth mentioning that, because of the effects of Covid-19, the Group has rescheduled loans that met certain requirements. The balance of rescheduled loans as of December 31, 2020 amounts approximately to S/10,489,000,000.

•

89.0 percent and 89.8 percent, respectively, of investments at fair value through other comprehensive income and investments at amortized cost have at least an investment grade (BBB- or higher) or are debt instruments issued by the BCRP or the Peruvian Government; and

•	97.6 percent and 97.7 percent of accounts receivable from insurance premiums and leases of the investment properties is deemed non-past due and non-impaired.

•

In addition, as of December 31, 2020, the Group holds loans (direct and indirect) and investments in fixed income instruments issued by entities related to the infrastructure sector that, in recent years, have been exposed to local and international events, for an amount of approximately of S/1,073,875,000 (S/225,373,000 in direct loans and S/848,502,000 in indirect loans) and S/850,003,000, respectively (S/808,290,000 (S/186,095,000 in direct loans and S/622,195,000 in indirect loans) and S/928,742,000, respectively, as of December 31, 2019).

(d)	Impairment assessment for loan portfolios -

The main objective of the impairment requirements is to recognize expected credit losses during the average life of financial instruments when there has been a significant increase in credit risk after the initial recognition — as evaluated on a collective or individual basis — considering all reasonable and sustainable information, including that which refers to the future. If the financial instrument does not show a significant increase in credit risk after the initial recognition, the provision for credit losses shall be calculated as 12-month expected credit losses (Stage 1), as defined in Note 3.4(h).

Under some circumstances, entities may not have reasonable and sustainable information available without disproportionate effort or cost to measure the expected credit losses during the lifetime of the asset on an individual instrument basis. In that case, expected credit losses during the asset’s lifetime shall be recognized on a collective basis considering information about the overall credit risk. The financial assets for which the Group calculates the expected loss under a collective assessment include:

•

All direct and indirect (contingent) loans related to stand-by letters, guarantees, bank guarantees and letters of credit. Except for short-term reasons, certain clients that belong to the infrastructure sector.

•	Debt instruments measured at amortized cost or at fair value through other comprehensive income.

The expected credit loss is estimated collectively for each loan portfolio with shared similar risk characteristics. Not only default indicators, but all information such as: macroeconomic projections, type of instrument, credit risk ratings, types of guarantees, date of initial recognition, remaining time to maturity, among other indicators.

For the collective impairment assessment, the financial assets are grouped based on the Group’s internal credit rating system, which considers credit risk characteristics, such as: type of asset, economic sector, geographical location, type of guarantee, among other relevant factors.

Notes to the consolidated financial statements (continued)

Expected losses are calculated under the identification and multiplication of the following risk parameters:

•	Probability of Default (PD): It is the likelihood of a default over a particular time horizon that a counterpart will be unable to meet its debt obligations and with it is cataloged as default.

•	Loss Given Default (LGD): Measures the loss in percentage terms on total exposure at default (see Exposure at default).

•	Exposure at Default (EAD): Represents the total value that the Group can lose upon default of a counterpart.

(d.1)	Definition of default:

In accordance with IFRS 9, the Group determines that there is default on a financial asset when:

•	The borrower is unlikely to pay their credit obligations to the Group in full, without recourse by the Group to actions such as realizing guarantee (if applicable); or

•	The borrower is past due by more than 90 days on any material credit obligation to the Group.

In assessing whether a borrower presents default, the Group considers the following indicators:

•	Qualitative: contracts in judicial and prejudicial proceedings.

•	Quantitative: contracts in default for more than 90 days.

•	Based on data prepared internally and obtained from external sources such as:

•	Significant changes in indicators of credit risk

•	Significant changes in external market indicators

•	Real or expected significant change in the external and/or internal credit rating

•	Existing or forecast adverse changes in the business, economic or financial conditions that are expected to cause a significant change in the borrower’s ability to meet their debt obligations

•	Real or expected significant change in the operating results of the borrower

•	Existing or future adverse changes in the regulatory, economic or technological environment of the borrower that results in a significant change in their ability to meet their debt obligations.

Likewise, losses recognized in the period are affected by several factors, such as:

•

Financial assets moving from Stage 1 to Stage 2 or Stage 3 because there has been a significant increase in their risk since initial recognition or they present impairment at the analysis date, respectively. As a result, lifetime expected losses are calculated.

•	Impact on the measurement of expected losses due to changes in PD, EAD and LGD resulting from the update of the inputs used.

•	Impact on the measurement of expected losses due to changes in the models and assumptions used.

•	Additional provisions for new financial instruments reported during the period.

Notes to the consolidated financial statements (continued)

•	Periodic reversion of the discount of expected losses due to the passage of time, as they are measured based on the present value.

•	Financial assets written off during the period.

•	Exchange difference arising from financial assets denominated in foreign currency.

(d.1.1)	Internal rating and PD:

The Group’s loans are segmented into homogeneous groups with shared similar credit risk characteristics as detailed below:

•	Personal Banking (credit cards, mortgages, payroll loans, consumer loans and vehicular loans)

•	Small Business Banking (segments S1, S2 and S3)

•	Commercial Banking (Corporate, Institutional, Companies and Real estate)

In the case Interbank, Credit Risk Department determines its risk level according to the following classification, as of December 31, 2020 and 2019:

	2020
Banking	Segment	High grade PD less than or equal (*):	Standard grade PD range (*)	Grade lower than standard PD equal to or higher than (*):
	Credit card	8.01%	8.02% - 20.72%	20.73%
	Mortgage	1.98%	1.99% - 7.41%	7.42%
	Payroll loans	2.27%	2.28% - 5.58%	5.59%
Personal Banking	Consumer	10.04%	10.05% - 23.77%	23.78%
	Vehicular	3.95%	3.96% - 12.62%	12.63%
	Segments S1 and S2	8.73%	8.74% - 21.12%	21.13%
Small Business Banking	Segments S3	6.37%	6.38% - 17.13%	17.14%
	Corporate	1.67%	1.67%	1.67%
Commercial Banking	Institutional	0.42%	0.42%	0.42%
	Companies	3.09%	3.10% - 8.61%	8.62%
	Real estate	6.33%	6.33%	6.33%

Notes to the consolidated financial statements (continued)

	2019
Banking	Segment	High grade PD less than or equal to:	Standard grade PD range	Grade lower than standard PD equal to or higher than:
	Credit card	9.48%	9.49% - 20.77%	20.78%
	Mortgage	2.17%	2.18% - 7.38%	7.39%
	Payroll loans	3.61%	3.62% - 8.27%	8.28%
Personal Banking	Consumer	8.26%	8.27% - 19.63%	19.64%
	Vehicular	3.56%	3.57% - 10.90%	10.91%
	Segments S1 and S2	6.01%	6.02% - 16.11%	16.12%
Small Business Banking	Segments S3	3.26%	3.27% - 7.91%	7.92%
	Corporate	1.80%	1.81% - 4.56%	4.57%
Commercial Banking	Institutional	0.50%	0.50%	0.50%
	Companies	2.23%	2.24% - 5.34%	5.35%
	Real estate	4.46%	4.47% - 7.11%	7.12%

(*)

It is worth mentioning that the probability of default indicated are exclusively those determined by the statistical model and, therefore, do not include the subsequent adjustments to the model that have been originated as consequence of the pandemic, see further detail in 30.1 (d.6)

The main objective is to generate statistical models that allow forecasting the applicant’s level of credit risk. The development of these models incorporates both qualitative and quantitative information, as well as client specific information that may affect their performance.

These rating models are monitored on a regular basis because with the passage of time some factors may have a negative impact on the model’s discriminating power, and stability due to changes in the population or its characteristics.

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

Notes to the consolidated financial statements (continued)

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

Given the nature of the portfolios and the availability of historical information, the method to estimate the PD for each portfolio is presented below:

Banking / Segments	Transition matrix	Default ratio
Personal banking:
Credit cards	X
Mortgage	X
Payroll loans	X
Consumer		X
Vehicular		X
Small business banking		X
Commercial banking
Corporate		X
Institutional		X
Companies	X
Real estate		X

Likewise, Interbank has implemented a system to monitor its commercial sector clients in a more personalized way, based on warnings, changes in rating, reputation problems, among others.

At each reporting date, for indirect loans (contingent), as happens for direct loans, the expected loss is calculated depending on the stage in which each operation is located; that is, if it is in Stage 1, the expected loss is calculated with a 12-month view. If it is in Stage 2 (if the operation shows a significant risk increase since the initial recognition) or Stage 3 (if the operation has a default), the expected loss is calculated for the remaining life of the asset.

The Group considers the changes in credit risk based on the probability that the obligor will fail to comply with the loan agreement.

As of December 31, 2020 and 2019, the Group holds stand-by letters and guarantees with entities related to the infrastructure sector that, in recent years, has been exposed to national and international events. To determine the expected losses of these entities, the Group, in a complementary manner, has performed an individual assessment to determine if the operation is in Stage 1, Stage 2 or Stage 3.

The criteria established to assign the risk to each one of the operations that are evaluated under an individual evaluation use the following combination of factors: quantitative, qualitative and financial.

Notes to the consolidated financial statements (continued)

To estimate the PD for the lifetime of a financial asset, a transformation to a 12-month PD is made according to the year of remaining life. That is, the PD is determined for a lifetime by an exponentiation of the 12-month PD.

At Inteligo Bank, both for Personal Banking and Commercial Banking, the internal model developed (scorecard) assigns 5 levels of credit risk: low, medium low, medium, medium high, and high. This methodology evaluates the scoring, increase or decrease of risks, taking into consideration the loan structure and the type of client; therefore, there is one scorecard for Personal Banking and another for Commercial Banking.

(d.2)	Loss Given Default (LGD):

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

(d.3)	Exposure at default (EAD):

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

Notes to the consolidated financial statements (continued)

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

In certain cases, using its expert credit judgment and, where possible, with relevant historical experience, the Group may determine that an exposure has experienced a significant increase in credit risk when certain qualitative indicators that may not be captured by a timely quantitative analysis.

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

Likewise, the evaluation of the significant risk increase is made by comparing the 12-month PD to the date of origin and the 12-month PD to the date of the report adjusted by the forward-looking factor, according to the quantitative criteria of absolute variation and relative variation. The Group has established a range of average absolute variation of 2% and an average relative variation of 600%, depending on the type of portfolio.

Notes to the consolidated financial statements (continued)

The Group periodically evaluates the following warning signs and criteria to assess whether the placement presents a significant increase in credit risk (Stage 2):

•	Rescheduled loans.

•	Infractions to the covenants.

•	Forced interventions by governments in the primary and secondary markets of obligors.

•	Involvement of the borrower in illicit, political and fraud business.

•	Impairment of guarantees (underlying assets).

•	Arrears or short and frequent failures to pay installments.

•	Significantly adverse macroeconomic, regulatory, social, technological and environmental changes.

•	Other assessments and/or warnings (financial statements, EBIT evaluation, financial indicators by industry, regulatory criteria, others).

On the other hand, the Group monitors the effectiveness of the criteria used to identify significant increases in credit risk through periodic reviews to confirm that:

•	Criteria are able to identify significant increases in credit risk before an exposure is in default;

•

Criteria do not align with point in time (PiT) when an asset is more than 30 days past due. In particular, as consequence of the great and unprecedented uncertainty caused by the Covid-19 pandemic, in order to comply with the regulatory requirements, the risk parameter PiT has been adjusted for rescheduled loans by using the expert judgment (see (d.5) in this Note);

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

An operation shall migrate from Stage 1 to Stage 2 due to significant risk increase, if comparing the current PD with the PD at the moment it was generated it is observed an increase (relative and absolute variation) in the PD that exceeds the established thresholds.

On the other hand, the methodology introduces the concept of cure for the Mortgage, Corporate and Business portfolios. According to this concept, a loan in Stage 3 that has been recovered through the payment of the debt, does not migrate directly to Stage 1, instead continuing in Stage 2 during an observation window of 12 months, in order to secure a consistent behavior in the transaction’s risk, as well as to mitigate the migration volatility between risk stages.

Notes to the consolidated financial statements (continued)

(d.5)	Rescheduled loans:

Because of the pandemic scenario as consequence of Covid-19 explained in Note 1(b), the SBS, through Official Multiple Letters No. 10997-2020, 11150-2020 and 11170-2020, authorized financial entities to grant credit facilities (rescheduling) to clients that meet certain requirements specified by the mentioned regulations. In application of said rule, Interbank determined three types of rescheduling:

•	Unilateral: loans that Interbank reschedules proactively over part of the loan’s balance.

•	Landing: loans rescheduled at the client’s request over part of the loan’s balance.

•	Structural: loans rescheduled proactively by the Bank or at the client’s request and over the entire loan’s balance.

These rescheduled loans granted payment facilities to clients, for instance: modification of payment schedules, granting of grace periods, decrease of interest rates, fractioning and reduction of payment installments, among other measures.

Interbank performed an assessment to define whether these rescheduled contracts represented, or not, a substantial modification under IFRS 9 - Financial Instruments. From that assessment, the new cash flows of the rescheduled loans did not generate substantial nor significant changes in the conditions initially contracted by the client; therefore, the adjustments in the conditions did not generate any substantial modification and, thus, neither a derecognition of the financial asset.

With the purpose of reflecting the effect of the non-substantial contractual modification, Interbank calculated the modification loss as the difference between the present net values of:

•	The cash flows prior to the modification, discounted at the original effective interest rate, that is, the gross book value prior to the modification; and

•

The modified cash flows (based on the installments updated by the revised effective interest rate) discounted at the original effective interest rate, that is, the gross book value posterior to the modification.

Following is the effect of the adjustment performed by Interbank in order to reflect the impact of the modification of the contractual cash flows due to rescheduled loans as of December 31, 2020:

	Customers	Rescheduled balances	Adjustment
	thousands	S/(000)	S/(000)
Commercial loans	5	2,593,219	—
Consumer loans	370	4,727,904	115,274
Mortgage loans	15	2,806,953	19,102
Small and micro-business loans	10	361,220	—

Total	400	10,489,296	134,376

Notes to the consolidated financial statements (continued)

(d.6)	Subsequent adjustments to the model

The risks and uncertainties arising from Covid-19 have not been adequately reflected in existing statistical model parameters to calculate the expected loss of the Group, mainly for the loans that have been rescheduled. Due to the fact that there is no historical precedent of said event and with significant rescheduled loan volumes, Interbank assessed a series of expert judgment for each rescheduled loan with the purpose to calculate the expected loss in compliance with the regulating requirement.

It is worth mentioning that Interbank initially considered to identify rescheduled subgroups with higher risk characteristics in Stage 1 to migrate them to Stage 2. However, due to the large increase in the number of rescheduled loans, government measures and the evolution of the pandemic itself, it was required to migrate more rescheduled loans to higher-risk stages according to expert judgement (migration from Stage 2 to Stage 3), which also included increases of higher default probabilities.

Following is the detail of the subsequent adjustments to the model of expected loss that were made to incorporate in the computation the effects of the uncertainty and risks generated by these rescheduled loans in the recent scenario of Covid-19 pandemic:

Retail Banking

Expert judgments were established based on the previous experience and the historical information of events that may have some sort of similarity, although restricted to certain sectors and/or geographical areas, with the current scenario such as: Financial Crisis of 2008 and El Niño event of 2016. Thus, an analysis of non-performing rates was carried out in order to obtain a risk ranking. This way, the historical non-performing rates were allocated through transition matrices by number of past due days.

Based on this, the following criteria were defined:

•

Landing rescheduled loans: in relation with Credit Cards and Consumer loans presenting past-due installments or multiple reschedulings of this type, it was determined the migration of loans from Stage 1 to Stage 2, and from Stage 2 to Stage 3 given that such events would justify a significant increase in the loans risk or in default indicators, respectively. For the rest of the portfolios, the statistical model was followed and, therefore, no expert judgment was applied. This is because the model itself already captured the expected risks and uncertainty.

•

Structural rescheduled loans: for all portfolios, a percentage of their total balance classified in Stage 1 and Stage 2 migrated to Stage 3. Likewise, the remaining percentage in Stage 1 that was not migrated to Stage 3, due to expert judgment was migrated to Stage 2. That is, for all the structural rescheduled loans that in the moment of rescheduling were classified in Stage 1, the entirety of their balance was migrated to one of the two subsequent stages (Stage 2 or Stage 3). This considering the potential risk that this type of rescheduling represents, for it presents a significant increase in risk because payment difficulties are being shown in a wider manner and/or signs of default are already being identified in certain clients.

•

Unilateral rescheduled loans: for all portfolios, it was stablished the automatic migration criteria to the next superior Stage; that is, from Stage 1 to Stage 2, and from Stage 2 to Stage 3; considering the analysis conducted by the Bank in order to grant unilateral rescheduling in function of the credit record of the client, its economic sector, among other factors.

Notes to the consolidated financial statements (continued)

It is worth mentioning that, in order to carry out migrations for each expert judgement, average risk parameters have been considered according to the stage at which the operation migrates and the portfolio to which it belongs. This way, for the Credit Cards loans, Consumer loans and Vehicular loans, which concentrate the highest rescheduled balance amounts and are more fragmented, it was decided a more granular methodology for the calculation of the PD’s risk parameter used, specifically for the migration to Stage 2. The average PDs for each portfolio are shown below:

	Landing	Structural	Unilateral
Credit Cards	40.2%	40.5%	41.6%
Consumer	28.1%	31.8%	34.8%
Vehicular	—	14.8%	16.6%

Related to mortgage loans, it was considered that their risk profile to mature and impaired because people prioritize the payments of this type of loans over other financial products. Thus, in determining the PD to be used in the migration from Stage 1 to Stage 2, it was considered the smallest PD of Stage 2 because of the nature of the portfolio, which at the time of establishing this methodology corresponded to the refinanced group (43%):

For this same portfolio (Mortgage) in December 2020 it was established, through a stress analysis that considered the impact level of the Covid-19 pandemic by economic sectors, to make a post-model adjustment. Said stress analysis consisted of, in the first place, establishing 4 levels of impact (High, Medium High, Medium and Low) depending on the economic sector to which the customer belongs and, after that, performing a migration of clients from Stage 1 to Stage 2 and those who were in Stage 2 to Stage 3, but exclusively those most vulnerable sectors (high and medium high impact categories).

It is worth mentioning that the expert judgments were not applied to the Payroll Loans (loans are aimed to people working for state-run institutions) because this portfolio presents a low risk of collection considering that the collection of credit fees is charged directly on the payroll and that government institutions have the least personnel turnover.

Finally, the expert judgments detailed in the paragraphs above have mainly been applicable to rescheduled loans because for loans that were not rescheduled, the results of the statistical models used by Interbank are within the stability thresholds and, therefore, the expected loss model under IFRS 9 captures their risk. That is, the economic situation of these loans, in general, has not been significantly impacted during the year 2020.

Small Business Banking

Two expert judgments were defined, both considering the migration from Stage 1 to Stage 2. The first expert judgment is based on the analysis of the past-due days, risk level and business vulnerability of businesses to the current situation. It should be noted that the mentioned risk is defined by the Credit Bureau scoring models, which predict the probability that the client enters into a non-performing situation of more than 90 days past due.

Notes to the consolidated financial statements (continued)

The second criteria is based on the large impact that the pandemic has had on small businesses, identifying that approximately 60% of the operating businesses presented a decrease in sales at least of two digits. Therefore, the same percentage of the loans rescheduled migrated from Stage 1 to Stage 2.

Based on the above, there were signs of an expected impairment and thus it should be considered a PD high enough for Stage 2 which allows to capture this effect, because sufficient information was not available to determine the payment behavior of these clients.

Commercial Banking

The expert judgment applied for Commercial Banking consisted of migrating the rescheduled clients from Stage 1 to Stage 2. The analysis of said clients was performed individually and it was considered whether the sector to which they belong is seriously affected as it is the case of tourism, restaurants and textile sectors; it was also evaluated the tax liability or unregularized notices they have, and whether the level of sales or financial ratios were negatively impacted.

Subsequent adjustment to the model for all portfolios - Macroeconomic projections

Interbank’s projections anticipated in the last days of the year 2020, a moderation of the country’s economic growth rate during the first quarter of the year 2021, mainly due to the acceleration of contagions, the crisis of the health system, the second wave in Europe, the new variant of coronavirus detected in the United Kingdom and the high probability of a new quarantine in the country. Because of this, Interbank revised and adjusted its estimates as of December 31, 2020.

Notes to the consolidated financial statements (continued)

The following is the amount of the expected loss as of December 31, 2020 as determined by the model and the post-model adjustments explained in previous paragraphs:

	Model	Post-model adjustments	Post-model adjustments – macro projections	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Retail Banking
Credit Cards	762,212	739,036	222,851	1,724,099
Mortgage	80,858	101,871	5,250	187,979
Consumer	241,363	206,460	74,641	522,464
Payroll loans	145,511	—	—	145,511
Vehicular	17,222	3,323	852	21,397

Total Retail Banking	1,247,166	1,050,690	303,594	2,601,450

Small Business Banking	162,171	79,129	(13,419)	227,881

Commercial Banking
Corporate	80,952	1,972	4,524	87,448
Institutional	89,348	493	10,423	100,264
Business	2,477	2	686	3,165
Real estate	18,479	—	3,887	22,366

Total Commercial Banking	191,256	2,467	19,520	213,243

Total	1,600,593	1,132,286	309,695	3,042,574

(d.7)	Reactiva Peru

The National Government Guarantees Program “Reactiva Peru”, created by Legislative Decree 1455, and amended by Legislative Decree 1457, aims to provide a quick and effective response to the liquidity needs faced by companies due to the impact of Covid-19.

Thus, the Program seeks to ensure the continuity of the payment chain, pledging guarantees to micro, small, medium and large companies so that they can access working capital loans, and, therefore, fulfill their short-term obligations to their workers and suppliers of goods and services.

The Government of Peru, through the Ministry of Economy and Finance, guarantees the loans granted by the Companies of the Financial System (“ESF” by its Spanish acronym). The program was initiated with S/30,000,000,000 in guarantees, subsequently, Legislative Decree 1485 extended the amount of guarantees by S/30,000,000,000 additional, reaching S/60,000,000,000.

The term of the loan guaranteed by “Reactiva Peru” is 36 months, with a 12-month grace period. The maximum loan amount for each beneficiary company is S/10,000,000.

Notes to the consolidated financial statements (continued)

Interest is recorded in a cumulative basis and the collateral execution is made 90 calendar days after the first past due payment. The collateral granted by “Reactiva Peru” covers the outstanding balance of the loan, with a coverage which depending on the loan’s amount, ranges between 80% and 98%.

(d.8)	Prospective information

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

Notes to the consolidated financial statements (continued)

Macroeconomic variables used as of December 31, 2020

	Scenario	2021	2022	2023
Gross domestic product (annual % var.)	Optimistic	7.7%	9.9%	6.7%
	Base	5,6%	9.4%	6.5%
	Pessimistic	(9.8%)	9.7%	10,4%
Unemployment rate (annual % var.)	Optimistic	8.3%	7.1%	6.0%
	Base	9.3%	7,7%	6.4%
	Pessimistic	14.5%	12.4%	9.1%
Consumption (annual % var.)	Optimistic	11.3%	15.5%	10.7%
	Base	10.3%	15.0%	10.7%
	Pessimistic	0.9%	21.3%	13.6%
Domestic demand (annual % var.)	Optimistic	11.4%	12.3%	8.4%
	Base	10.8%	11.7%	8.4%
	Pessimistic	0.5%	17.7%	11.1%
Purchasing power (annual % var.)	Optimistic	(6.8)%	9.5%	12.2%
	Base	(8.7)%	8.0%	12.3%
	Pessimistic	(16.3%)	0.4%	13.2%
Real compensation (annual % var.)	Optimistic	8.2%	18.5%	14.0%
	Base	5.3%	18.1%	14.5%
	Pessimistic	(5.1%)	13,7%	19.0%
Unit labor costs (annual % var.)	Optimistic	(1.9%)	8.6%	8.4%
	Base	(3.9%)	8.7%	9.0%
	Pessimistic	(5.2%)	(0.7%)	10.3%

Notes to the consolidated financial statements (continued)

Macroeconomic variables used as of December 31, 2019

	Scenario	2020	2021	2022
Gross domestic product (annual % var.)	Optimistic	4.9%	4.2%	3.8%
	Base	2.9%	3.7%	3.6%
	Pessimistic	(2.2%)	2.4%	5.1%
Unemployment rate (annual % var.)	Optimistic	3.3%	(4.7%)	2.7%
	Base	10.4%	(1.5%)	(2.2%)
	Pessimistic	30.9%	28.3%	(17.5%)
Public consumption (annual % var.)	Optimistic	4.3%	3.7%	3.0%
	Base	2.7%	3.0%	2.7%
	Pessimistic	(1.9%)	1.4%	3.8%
Inflation (CPI annual % var.)	Optimistic	2.5%	2.1%	2.2%
	Base	2.3%	2.1%	2.2%
	Pessimistic	4.5%	0.7%	2.1%
Domestic demand (annual % var.)	Optimistic	3.9%	3.8%	4.0%
	Base	2.3%	3.4%	3.6%
	Pessimistic	(2.4%)	2.3%	5.3%
Exchange rate (annual % var.)	Optimistic	(3.5%)	0.7%	0.9%
	Base	(0.4%)	(0.0%)	0.0%
	Pessimistic	18.0%	(6.9%)	(5.9%)
Purchasing power (annual % var.)	Optimistic	1.1%	1.2%	1.8%
	Base	2.2%	0.8%	1.1%
	Pessimistic	1.7%	(0.7%)	(1.7%)
Real compensation (annual % var.)	Optimistic	1.2%	2.9%	3.7%
	Base	2.0%	1.9%	3.0%
	Pessimistic	0.2%	(1.6%)	2.3%

For the determination of these macroeconomic variables, different external sources of recognized prestige have been considered. The impact of these macroeconomic variables on the expected loss differs for each portfolio depending on the sensitivity in each of them.

Notes to the consolidated financial statements (continued)

The following tables summarize the impact of multiple scenarios on the expected credit loss of direct and indirect loans (optimistic, base and pessimistic):

	%	Total
		S/(000)
December 31, 2020
Optimistic	30	890,525
Base	40	1,201,155
Pessimistic	30	950,894

Total		3,042,574

	%	Total
		S/(000)
December 31, 2019
Optimistic	30	420,908
Base	40	558,451
Pessimistic	30	455,114

Total		1,434,473

During 2020, the Group, given the recent context, stressed the model of economic projections in order to capture the uncertainty generated by the Covid-19 pandemic and opted to change the pessimist scenario to a more severe scenario, thus the impact of this change was approximately S/23,000,000.

Notes to the consolidated financial statements (continued)

Guarantees:

The fair value of the loan guarantees as of December 31, 2020 and 2019, is presented below:

	Fair value of the credit guarantee under the base scenario
As of December 31, 2020	Maximum exposure to credit risk	Cash	Investments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Subject to impairment
Financial assets
Cash and due from banks	18,765,482	—	—	—	—	—	18,765,482	—
Commercial loans	22,001,567	643,364	1,472,805	11,434,918	7,737,944	21,289,031	712,536	237,760
Small and micro-business loans	1,942,895	—	—	—	—	—	1,942,895	145,714
Consumer loans	11,416,175	—	—	—	—	—	11,416,175	2,413,393
Mortgage loans	7,721,267	—	—	14,555,850	—	14,555,850	(6,834,583)	187,984

Direct loans	43,081,904	643,364	1,472,805	25,990,768	7,737,944	35,844,881	7,237,023	2,984,851
Debt instruments at amortized cost	2,707,298	—	—	—	—	—	2,707,298	—

Total financial assets at amortized cost	64,554,684	643,364	1,472,805	25,990,768	7,737,944	35,844,881	28,709,803	2,984,851
Debt instruments at fair value through other comprehensive income	18,153,492	—	—	—	—	—	18,153,492	71,560

Total debt instruments at fair value through other comprehensive income	18,153,492						18,153,492	71,560
Not subject to impairment
Derivative financial instruments - Trading	233,425	55,767	—	—	—	55,767	177,658	—
Derivative financial instruments - Hedges	161,824	—	—	—	—	—	161,824	—
Financial assets at fair value through profit or loss	2,042,777	—	—	—	—	—	2,042,777	—

Total financial instruments at fair value through profit or loss	2,438,026	55,767	—	—	—	55,767	2,382,259	—

	85,146,202	699,131	1,472,805	25,990,768	7,737,944	35,900,648	49,245,554	3,056,411

Financial guarantees (guarantees and stand-by letters)	4,587,472	27,205	158,230	1,088,062	572,838	1,846,335	2,741,137	57,723
Letters of credit for customers	24,459	1,421	23,039	—	—	24,460	(1)	—

Indirect loans	4,611,931	28,626	181,269	1,088,062	572,838	1,870,795	2,741,136	57,723

	89,758,133	727,757	1,654,074	27,078,830	8,310,782	37,771,443	51,986,690	3,114,134

Notes to the consolidated financial statements (continued)

	Fair value of the credit guarantee under the base scenario
As of December 31, 2019	Maximum exposure to credit risk	Cash	Investments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Subject to impairment
Financial assets
Cash and due from banks	11,128,875	—	—	—	—	—	11,128,875	—
Commercial loans	17,479,006	710,379	1,755,286	10,931,555	2,607,031	16,004,251	1,474,755	146,250
Small and micro-business loans	750,126	—	—	—	—	—	750,126	68,247
Consumer loans	12,821,567	—	—	—	—	—	12,821,567	1,058,600
Mortgage loans	7,206,445	—	—	12,135,552	—	12,135,552	(4,929,107)	121,682

Direct loans	38,257,144	710,379	1,755,286	23,067,107	2,607,031	28,139,803	10,117,341	1,394,779
Debt instruments at amortized cost	2,206,986	—	—	—	—	—	2,206,986	—

Total financial assets at amortized cost	51,593,005	710,379	1,755,286	23,067,107	2,607,031	28,139,803	23,453,202	1,394,779
Debt instruments at fair value through other comprehensive income	14,188,473	—	—	—	—	—	14,188,473	34,743

Total debt instruments at fair value through other comprehensive income	14,188,473	—	—	—	—	—	14,188,473	34,743
Not subject to impairment
Derivative financial instruments - Trading	207,949	42,351	—	—	—	42,351	165,598	—
Derivative financial instruments - Hedges	12,827	—	—	—	—	—	12,827	—
Financial assets at fair value through profit or loss	1,551,537	—	—	—	—	—	1,551,537	—

Total financial instruments at fair value through profit or loss	1,772,313	42,351	—	—	—	42,351	1,729,962	—

	67,553,791	752,730	1,755,286	23,067,107	2,607,031	28,182,154	39,371,637	1,429,522

Financial guarantees (guarantees and stand-by letters)	4,078,167	25,645	94,129	984,405	555,584	1,659,763	2,418,404	39,695
Letters of credit for customers	23,810	2,212	21,598	—	—	23,810	—	—

Indirect loans	4,101,977	27,857	115,727	984,405	555,584	1,683,573	2,418,404	39,695

	71,655,768	780,587	1,871,013	24,051,512	3,162,615	29,865,727	41,790,041	1,469,217

Notes to the consolidated financial statements (continued)

The following table shows the analysis of the fair values of the guarantees classified in Stage 3:

	Fair value of the credit guarantee under the base scenario
As of December 31, 2020	Maximum exposure to credit risk	Cash	Investments	Guarantees from third parties or governments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	236,735	—	2,779	—	279,261	5,308	287,348	(50,613)	68,448
Small and micro-business loans	60,114	—	—	—	—	—	—	60,114	50,406
Consumer loans	1,703,607	—	—	—	—	—	—	1,703,607	1,426,470
Mortgage loans	443,480	—	—	—	632,284	—	632,284	(188,804)	114,079

Financial assets measured at amortized cost	2,443,936	—	2,779	—	911,545	5,308	919,632	1,524,304	1,659,403

Indirect loans	30,062	—	26	—	—	—	26	30,036	23,037

	2,473,998	—	2,805	—	911,545	5,308	919,658	1,554,340	1,682,440

	Fair value of the credit guarantee under the base scenario
As of December 31, 2019	Maximum exposure to credit risk	Cash	Investments	Guarantees from third parties or governments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	199,173	—	2,847	—	375,668	3,314	381,829	(182,656)	67,158
Small and micro-business loans	47,349	—	—	—	—	—	—	47,349	40,566
Consumer loans	400,401	—	—	—	—	—	—	400,401	340,914
Mortgage loans	247,962	—	—	—	491,424	—	491,424	(243,462)	89,476

Financial assets measured at amortized cost	894,885	—	2,847	—	867,092	3,314	873,253	21,632	538,114

Indirect loans	30,407	—	—	—	—	—	—	30,407	18,607

	925,292	—	2,847	—	867,092	3,314	873,253	52,039	556,721

(*)	Includes the total fair value of the guarantees held by the Group as of December 31, 2020 and 2019, regardless the balance of the loan it guarantees.

Notes to the consolidated financial statements (continued)

(e)	Credit risk management for investments

(e.1)	Scoring or internal rating and PD:

For this type of financial instruments, the Group analyzes the public information available from international risk rating agencies such as: Fitch, Moody’s and Standard & Poor’s, and assigns a rating to each instrument.

For each rating agency, the ratings associated with higher to lower credit quality are shown:

Fitch	Moody’s	Standard & Poor’s
AAA	Aaa	AAA
AA+	Aa1	AA+
AA	Aa2	AA
AA-	Aa3	AA-
A+	A1	A+
A	A2	A
A-	A3	A-
BBB+	Baa1	BBB+
BBB	Baa2	BBB
BBB-	Baa3	BBB-
BB+	Ba1	BB+
BB	Ba2	BB
BB-	Ba3	BB-
B+	B1	B+
B	B2	B
B-	B3	B-
CCC	Caa1	CCC+

Notes to the consolidated financial statements (continued)

The Group determines its risk level according to the following classification as of December 31, 2020 and 2019:

	High grade	Standard grade	Grade lower than standard
2020	Rating: from AAA to A	Rating: from BBB to B	Rating: from CCC to C
	PD less than or equal to:	PD range	PD equal or higher to:
Global	0.05% - 0.12%	0.13% - 1.96%	22.12%
Latin America	0.00%	0.12% - 3.00%	23.47%
Sovereigns	0.00%	0.00% - 1.26%	26.47%

	High grade	Standard grade	Grade lower than standard
2019	Rating: from AAA to A	Rating: from BBB to B	Rating: from CCC to C
	PD less than or equal to:	PD range	PD equal or higher to:
Global	0.05% - 0.12%	0.14% - 2.02%	21.68%
Latin America	0.00%	0.14% - 2.87%	25.75%
Sovereigns	0.00%	0.28% - 1.19%	28.13%

Finally, each instrument is assigned a PD according to the transition matrices published by Fitch.

(e.2)	Loss given default (LGD):

For those issuers that are classified in Stage 1 or Stage 2 at the reporting date, the Group uses the recovery matrix published by Moody’s.

For those investments in Stage 3, an evaluation must be made to determine the severity of the expected loss according to the progress of the recovery process initiated.

(e.3)	Exposure at default (EAD):

EAD represents the gross book value of the financial instruments subject to impairment. To calculate the EAD of an investment in Stage 1, possible non-compliance events are evaluated within 12 months. For financial assets in Stage 2 and Stage 3, exposure at default is determined for events throughout the life of the instrument.

(e.4)	Significant increase in credit risk:

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

Notes to the consolidated financial statements (continued)

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

The Group periodically evaluates the following warning signs and criteria to assess whether the financial instrument presents a significant risk increase (stage 2) at the reporting date:

•	Significant decrease (30 percent of its original value) and prolonged (12 months) of the market value of the investment.

•	Infringements of covenants without a waiver from the bondholders committee.

•	Forced interventions by governments in the primary and secondary markets of the issuers.

•	Linkage of the issuer in illicit, political and fraud activities.

•	Impairment of collateral (underlying assets) in the case of securitized instruments.

•	Delays or short and frequent breaches in the payment of coupons.

•	Macroeconomic, regulatory, social, technological and environmental changes are significantly adverse.

•	Other evaluations and/or alerts made by each Subsidiary (financial statements, evaluation of EBIT, financial indicators by industry, regulatory criteria, others).

Notes to the consolidated financial statements (continued)

The table below presents the credit risk ratings issued by risk rating agencies of recognized prestige local and international financial investments:

	As of December 31, 2020		As of December 31, 2019
	S/(000)%		S/(000)%
Instruments issued and rated in Peru:
AAA	866,735	3.6	1,178,730	6.2
AA- / AA+	2,894,385	11.9	2,389,059	12.5
A- / A+	30,177	0.1	362,985	1.9
BBB- / BBB+	—	0.0	1,611	0.0
BB- / BB+	11,742	0.0	3,141	0.0

	3,803,039	15.6	3,935,526	20.6

Instruments issued in Peru and rated abroad:
A- / A+	6,871,126	28.3	5,705,209	29.9
BBB- / BBB+	4,490,804	18.5	1,826,297	9.6
BB- / BB+	288,526	1.2	113,819	0.6
B- / B+	—	0.0	814	0.0
Less than B-	180,201	0.7	—	—

	11,830,657	48.7	7,646,139	40.1

Instruments issued and rated abroad:
AAA	—	0.0	—	—
AA- / AA+	36,836	0.2	32,756	0.2
A- / A+	141,077	0.5	243,636	1.3
BBB- / BBB+	3,242,097	13.4	2,567,739	13.5
BB- / BB+	214,719	0.9	109,610	0.6
B- / B+	60,818	0.3	97,283	0.5
Less than B-	246	0.0	33,299	0.2

	3,695,793	15.3	3,084,323	16.2

Unrated
Certificates of deposits issued by the BCRP	1,283,726	5.3	1,483,493	7.8
Mutual funds and investment funds participations (*)	1,212,259	5.0	1,083,079	5.7
Securitized bonds	—	0.0	1,089	0.0
Others	241,269	1.0	85,668	0.4
Listed shares
Peruvian and foreign entities	901,613	3.7	631,694	3.3
BioPharma Credit PLC	490,471	2.0	468,392	2.5
InRetail Perú Corp.	339,945	1.4	285,962	1.5
Non-listed shares and participations
Royalty Pharma	107,530	0.4	117,682	0.6
LendUP	48,670	0.2	23,375	0.1
Others	14,635	0.1	1,641	0.0

Total	23,969,607	98.7	18,848,063	98.8

Accrued interest	307,508	1.3	224,655	1.2

Total	24,277,115	100.0	19,072,718	100.0

(*)	It includes mutual and investment funds which do not have risk rating.

Notes to the consolidated financial statements (continued)

(f)	Concentration of financial instruments exposed to credit risk -

Financial instruments exposed to credit risk were distributed according to the following economic sectors:

	As of December 31, 2020
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
BCRP	—	1,283,727	—	14,645,405		15,929,132
Consumer loans	—	—	—	12,250,752		12,250,752
Financial services	1,709,900	1,931,549	575,526	5,163,346	(*)	9,380,321
Mortgage loans	36,781	—	—	7,723,070		7,759,851
Manufacturing	121,762	953,195	87,316	4,169,365		5,331,638
Commerce	3,887	88,894	339,945	5,341,881		5,774,607
Construction and infrastructure	11,515	2,853,982	41,483	936,384		3,843,364
Government of Peru	—	6,855,324	—	2,650,930		9,506,254
Electricity, gas, water and oil	49,786	1,522,877	167,981	1,073,266		2,813,910
Agriculture	7,945	30,177	1,522	1,483,222		1,522,866
Leaseholds and real estate activities	32,654	92,136	4,551	1,057,679		1,187,020
Communications, storage and transportation	100,077	247,774	153,243	1,840,959		2,342,053
Mining	4,710	1,041,323	—	727,361		1,773,394
Community services	6,429	—	—	319,049		325,478
Insurance	2,965	—	—	191,326		194,291
Fishing	2,339	—	1,981	409,878		414,198
Commercial and micro-business loans	—	—	—	342,203		342,203
Foreign organizations and governments activities	—	—	—	—		—
Foreign governments	—	159,859	—	—		159,859
Education, health and other services	13,309	101,356	—	420,961		535,626
Medicine and biotechnology	114,147	58,854	—	227,454		400,455
Public administration and defense	183,929	139,498	—	152,114		475,541
Professional, scientific and technical activities	22,305	541,827	—	4,023,030		4,587,162
Others	13,586	—	—	41,246		54,832

Total	2,438,026	17,902,352	1,373,548	65,190,881		86,904,807

Impairment allowance for loans						(2,984,851)
Accrued interest						729,878

Total						84,649,834

(*)	It includes mainly the available funds deposited in the vaults of Interbank and in foreign banks; see Note 4.

Notes to the consolidated financial statements (continued)

	As of December 31, 2019
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
BCRP	—	1,483,496	—	7,073,229		8,556,725
Consumer loans	—	—	—	13,630,007		13,630,007
Financial services	1,420,610	1,980,317	508,199	5,519,231	(*)	9,428,357
Mortgage loans	39,621	—	—	7,215,361		7,254,982
Manufacturing	63,409	1,078,678	119,532	4,144,357		5,405,976
Commerce	757	90,722	285,962	3,079,661		3,457,102
Construction and infrastructure	7,126	2,902,159	24,421	688,855		3,622,561
Government of Peru	—	3,544,194	—	2,160,775		5,704,969
Electricity, gas, water and oil	28,273	1,299,404	178,654	694,237		2,200,568
Agriculture	3,995	31,414	1,915	1,238,447		1,275,771
Leaseholds and real estate activities	19,213	87,656	4,458	953,958		1,065,285
Communications, storage and transportation	32,663	247,978	—	973,045		1,253,686
Mining	260	328,071	—	579,122		907,453
Community services	1,544	—	—	262,382		263,926
Insurance	473	—	—	170,145		170,618
Fishing	2,900	—	2,581	375,598		381,079
Commercial and micro-business loans	—	—	—	268,847		268,847
Foreign organizations and governments activities	—	—	—	46,286		46,286
Foreign governments	—	114,981	—	—		114,981
Education, health and other services	4,952	127,006	—	265,425		397,383
Medicine and biotechnology	125,623	76,242	—	—		201,865
Public administration and defense	613	147,796	—	193,000		341,409
Professional, scientific and technical activities	11,431	469,915	—	2,642,773		3,124,119
Others	8,850	—	—	227,174		236,024

Total	1,772,313	14,010,029	1,125,722	52,401,915		69,309,979

Impairment allowance for loans						(1,394,779)
Accrued interest						499,143

Total						68,414,343

(*)	It includes mainly the available funds deposited in the vaults of Interbank and in foreign banks; see Note 4.

Notes to the consolidated financial statements (continued)

The table below presents the financial instruments with exposure to credit risk, distributed by geographic area:

	As of December 31, 2020
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Investments at amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
Peru	407,853	14,218,981	727,749	62,129,061		77,483,644
United States of America	1,081,745	312,506	285,038	1,069,649		2,748,938
Mexico	11,342	1,502,744	—	6,003		1,520,089
Cayman Islands	131,505	4,532	—	72,420		208,457
Canada	5,682	—	—	257,571		263,253
Luxembourg	264,085	15,247	—	56,445		335,777
Colombia	143	519,087	—	52,378		571,608
Chile	2,303	437,630	—	65,990		505,923
Panama	15,570	93,189	119	442,196	(*)	551,074
Brazil	5,224	446,068	—	166,173		617,465
United Kingdom	198,136	271,361	358,848	30,194		858,539
Germany	22,906	—	—	109,522		132,428
Ireland	107,530	—	—	—		107,530
Ecuador	3,277	—	—	93,592		96,869
Belgium	—	—	149	55,343		55,492
Others	180,725	81,007	1,645	584,344		847,721

Total	2,438,026	17,902,352	1,373,548	65,190,881		86,904,807

Impairment allowance for loans						(2,984,851)
Accrued interest						729,878

Total						84,649,834

(*)	It corresponds mainly to the loan portfolio maintained by Inteligo Bank (domiciled in Panama) with Peruvian citizens.

Notes to the consolidated financial statements (continued)

	As of December 31, 2019
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
Peru	132,328	10,851,926	628,016	49,418,589		61,030,859
United States of America	682,443	353,120	159,579	1,004,076		2,199,218
Mexico	1,330	916,597	—	185		918,112
Cayman Islands	156,082	26,589	—	105,319		287,990
Canada	8,871	—	—	415,633		424,504
Luxembourg	319,938	17,647	—	34,346		371,931
Colombia	730	497,396	—	36,491		534,617
Chile	1	283,784	—	55,108		338,893
Panama	—	237,858	147	487,655	(*)	725,660
Brazil	106	653,409	—	187,119		840,634
United Kingdom	198,423	37,007	336,338	7,622		579,390
Germany	3,002	—	—	99,808		102,810
Ireland	117,682	—	—	878		118,560
Ecuador	606	—	—	91,449		92,055
Belgium	—	—	136	120,112		120,248
Others	150,771	134,696	1,506	337,525		624,498

Total	1,772,313	14,010,029	1,125,722	52,401,915		69,309,979

Impairment allowance for loans						(1,394,779)
Accrued interest						499,143

Total						68,414,343

(*)	It corresponds mainly to the loan portfolio maintained by Inteligo Bank (domiciled in Panama) with Peruvian citizens.

Notes to the consolidated financial statements (continued)

(g)	Offsetting of financial assets and liabilities

The information contained in the tables below includes financial assets and liabilities that:

•	Are offset in the statement of financial position of the Group; or

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

The Group receives and delivers guarantees in the form of cash with respect to transactions with derivatives; see Note 4.

Notes to the consolidated financial statements (continued)

(g.1)	Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2020 and 2019, are presented below:

	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities and offset in the consolidated statement of financial position	Net amounts of financial assets presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments (including non-cash guarantees)	Cash guarantees received
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2020
Derivatives, Note 10(b)	395,249	—	395,249	(191,844)	(55,767)	147,638

Total	395,249	—	395,249	(191,844)	(55,767)	147,638

2019
Derivatives, Note 10(b)	220,776	—	220,776	(134,103)	(42,351)	44,322

Total	220,776	—	220,776	(134,103)	(42,351)	44,322

(g.2) Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2020 and 2019, are presented below:

	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets and offset in the consolidated statement of financial position	Net amounts of financial liabilities presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments (including non-cash guarantees)	Cash guarantees pledged (Note 4(d))
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2020
Derivatives, Note 10(b)	271,326	—	271,326	(191,844)	(70,559)	8,923

Total	271,326	—	271,326	(191,844)	(70,559)	8,923

2019
Derivatives, Note 10(b)	222,305	—	222,305	(134,103)	(57,816)	30,386

Total	222,305	—	222,305	(134,103)	(57,816)	30,386

Notes to the consolidated financial statements (continued)

30.2	Market risk management

Market risk is the possibility of loss due to variations in the financial market conditions. The main variations to which the Group is exposed to are exchange rates, interest rates and prices. Said variations can affect the value of the Group’s financial assets and liabilities.

During the Covid-19 pandemic crisis, market risks were affected by increased market volatility, as well as changes related to government action. Regarding the Trading Book, the portfolios were affected since March 2020 by increased volatility in asset prices; however, since the Group’s position in the Trading Book is relatively small, the impacts were not significant.

On the other hand, the Banking Book was also impacted by the pandemic and the government program “Reactiva Peru” promoted the placement of guaranted credits with funding through repurchase agreements, whose effect was that both Interbank’s assets and liabilities are increased with maturity positions between one and three years. Likewise, this program had a significant positive impact on the liquidity level of the entire financial system. Even though these new positions were relevant, the rate risk indicators remained stable as the new positions basically offset each other.

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

Notes to the consolidated financial statements (continued)

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

The VaR results of the Group’s portfolio by type of asset are presented below:

	2020	2019
	S/(000)	S/(000)
Equity investments	49,623	13,225
Debt investments	5,473	1,405
Derivatives and/or exchange position	6,549	3,942
Diversification effect	(15,785)	(4,434)

Consolidated VaR by type of asset (*)	45,860	14,138

The Group’s VaR results by type of risk are the following:

	2020	2019
	S/(000)	S/(000)
Exchange rate risk	7,251	10,655
Interest rate risk	2,648	1,126
Price risk	55,257	3,865
Diversification effect	(19,296)	(1,508)

Consolidated VaR by type of risk (*)	45,860	14,138

(*)	The total VaR is lower than the sum of its components due to the benefits of risk diversification.

(b)	Banking Book -

The portfolios which are not for trading are exposed to different financial risks, since they are sensitive to movements of the market rates, which can result in a negative effect on the value of the assets compared to its liabilities and; therefore, on its net value.

Notes to the consolidated financial statements (continued)

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

(i.1)

The following table summarizes the Group’s exposure to interest rate risk. The Group’s financial instruments are presented at book value (including interest accrued), classified by the repricing period of the contract’s interest rate or maturity date, whichever occurs first:

	As of December 31, 2020
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	More than 5 years	Non-interest bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	14,634,893	194,871	131,924	406,131	—	3,397,663	18,765,482
Inter-bank funds	18,105	—	—	—	—	—	18,105
Investments at fair value through other comprehensive income (debt and equity)	881,907	228,550	310,640	2,751,911	13,980,484	1,373,548	19,527,040
Investments at amortized cost	—	56,368	—	1,151,355	1,499,575	—	2,707,298
Loans, net	3,169,078	4,399,328	9,685,594	19,731,211	5,136,520	(1,602,308)	40,519,423
Other assets	81,455	129,760	23,453	261,618	337	3,925,856	4,422,479

Total assets	18,785,438	5,008,877	10,151,611	24,302,226	20,616,916	7,094,759	85,959,827

Financial liabilities
Deposits and obligations	31,165,789	2,208,550	3,604,421	543,414	272,614	9,354,487	47,149,275
Due to banks and correspondents	313,610	651,621	932,139	6,886,860	876,647	—	9,660,877
Inter-bank funds	28,971	—	—	—	—	—	28,971
Bonds, notes and other obligations	363,432	23,403	25,122	4,325,714	3,041,080	—	7,778,751
Insurance contract liabilities	88,452	173,892	773,570	3,485,680	7,980,129	—	12,501,723
Other accounts payable, provisions and other liabilities	96,267	68,062	60,017	124,526	29,638	1,512,647	1,891,157
Equity	—	—	—	—	—	8,953,949	8,953,949

Total liabilities and equity	32,056,521	3,125,528	5,395,269	15,366,194	12,200,108	19,821,083	87,964,703

Off- balance sheet accounts
Derivatives held as assets	—	—	—	1,596,861	—	543,150	2,140,011
Derivatives held as liabilities	—	—	—	1,596,861	543,150	—	2,140,011

	—	—	—	—	(543,150)	543,150	—

Marginal gap	(13,271,083)	1,883,349	4,756,341	8,936,032	7,873,658	(12,183,174)	(2,004,877)

Cumulative gap	(13,271,083)	(11,387,734)	(6,631,393)	2,304,639	10,178,297	(2,004,877)	—

Notes to the consolidated financial statements (continued)

	As of December 31, 2019
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	More than 5 years	Non-interest bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	7,078,876	428,176	905,866	11,199	—	2,704,758	11,128,875
Inter-bank funds	85,006	—	—	—	—	—	85,006
Investments at fair value through other comprehensive income (debt and equity)	232,135	528,116	1,141,759	2,010,649	10,275,814	1,125,722	15,314,195
Investments at amortized cost	—	46,211	—	1,158,805	1,001,970	—	2,206,986
Loans, net	5,293,216	4,562,929	8,171,518	14,764,175	4,815,523	(470,508)	37,136,853
Other assets	71,552	256,718	40,269	137,957	332	3,424,064	3,930,892

Total assets	12,760,785	5,822,150	10,259,412	18,082,785	16,093,639	6,784,036	69,802,807

Financial liabilities
Deposits and obligations	23,942,608	2,127,669	5,244,345	999,768	134,596	5,644,238	38,093,224
Due to banks and correspondents	328,668	593,866	1,746,238	437,037	873,828	—	3,979,637
Inter-bank funds	169,138	—	—	—	—	—	169,138
Bonds, notes and other obligations	332,180	171,939	686,713	2,955,175	2,744,283	—	6,890,290
Insurance contract liabilities	81,355	159,978	715,102	3,264,690	7,205,506	—	11,426,631
Other accounts payable, provisions and other liabilities	93,531	161,265	82,504	165,252	(3,512)	1,393,461	1,892,501
Equity	—	—	—	—	—	8,903,448	8,903,448

Total liabilities and equity, net	24,947,480	3,214,717	8,474,902	7,821,922	10,954,701	15,941,147	71,354,869

Off- balance sheet accounts
Derivatives held as assets	—	165,700	132,560	1,461,474	—	497,100	2,256,834
Derivatives held as liabilities	—	—	298,260	1,461,474	497,100	—	2,256,834

	—	165,700	(165,700)	—	(497,100)	497,100	—

Marginal gap	(12,186,695)	2,773,133	1,618,810	10,260,863	4,641,838	(8,660,011)	(1,552,062)

Cumulative gap	(12,186,695)	(9,413,562)	(7,794,752)	2,466,111	7,107,949	(1,552,062)	—

Notes to the consolidated financial statements (continued)

(i.2)	Sensitivity to changes in interest rates -

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

In this regard, the effect of movements in interest rates is analyzed on the basis of the Regulatory Model and takes into account: (i) the financial margin for the next 12 months or Earning at Risk (EaR) and (ii) the Equity Value at Risk (EVaR), as detailed below:

•	Earning at Risk indicator, calculated as a percentage of the equity

•	Cash, the legal limit of 5 percent and an early warning of 4 percent are set.

•	Value at Risk indicator, calculated as a percentage of the effective equity, establishes the internal limit of 15 percent and an early warning of 13 percent.

Thus, interest rate risk is managed and supervised by monitoring the aforementioned indicators, which allows Management to assess the potential effect of interest rates movements on the Group’s financial margin and thus manage the terms and the fixed and/or variable yields generated by the financial instruments held by the Group, including strategies on the derivative financial instruments designated as hedge accounting.

For its part, the GIR Committee oversees the approval levels of structural interest-rate risk capacity and appetite, which are detailed in the Bank’s Risk Appetite Framework.

In the case of Interseguro and Inteligo Bank, their Boards establish limits, which are controlled by their respective Investment Risk Unit.

Notes to the consolidated financial statements (continued)

The table below presents the sensitivity to a possible change in interest rates, with all other variables kept constant, in the consolidated statement of income and in the consolidated statement of changes in equity, before Income Tax and non-controlling interest.

	As of December 31, 2020
Currency	Changes in basis points	Sensitivity of net income		Sensitivity of other net comprehensive income
		S/(000)		S/(000)
US Dollar	+/-25	+/-	6,182	+/-	141,881
US Dollar	+/-50	+/-	12,363	+/-	284,009
US Dollar	+/-75	+/-	18,541	+/-	426,629
US Dollar	+/-100	+/-	24,717	+/-	569,991
Sol	+/-50	-/+	25,111	-/+	408,975
Sol	+/-75	-/+	37,661	-/+	614,760
Sol	+/-100	-/+	50,207	-/+	821,425
Sol	+/-150	-/+	75,291	-/+	1,239,666

	As of December 31, 2019
Currency	Changes in basis points	Sensitivity of net income		Sensitivity of other net comprehensive income
		S/(000)		S/(000)
US Dollar	+/-25	+/-	3,489	+/-	98,418
US Dollar	+/-50	+/-	6,977	+/-	197,039
US Dollar	+/-75	+/-	10,464	+/-	296,072
US Dollar	+/-100	+/-	13,950	+/-	395,726
Sol	+/-50	-/+	17,240	-/+	436,439
Sol	+/-75	-/+	25,857	-/+	655,985
Sol	+/-100	-/+	34,473	-/+	876,509
Sol	+/-150	-/+	51,700	-/+	1,322,800

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

Notes to the consolidated financial statements (continued)

(i.3)	Sensitivity to price variation -

Shares classified as investments at fair value through other comprehensive income, for the years 2020 and 2019, are not considered as part of the investments for interest rate sensitivity calculation purposes. However, a calculation of sensitivity in market prices and the effect on expected unrealized gain or loss in the consolidated statement of other comprehensive income, before Income Tax and non-controlling interest, as of December 31, 2020 and 2019, is presented below:

	Changes in market price	2020	2019
	%	S/(000)	S/(000)
Sensitivity to market price
Shares	+/-10	137,355	112,572
Shares	+/-25	343,387	281,431
Shares	+/-30	412,064	337,717

Notes to the consolidated financial statements (continued)

(ii)	Foreign exchange risk

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

As of December 31, 2020, the weighted average exchange rate of free market published by the SBS for transactions in US Dollars was S/3.618 per US$1 bid and S/3.624 per US$1 ask (S/3.311 and S/3.317 as of December 31, 2019, respectively). As of December 31, 2020, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/3.621 per US$1 (S/3.314 as of December 31, 2019).

The table below presents the detail of the Group’s position:

	As of December 31, 2020
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	7,232,836	10,959,492	573,154	18,765,482
Inter-bank funds	18,105	—	—	18,105
Financial investments	8,926,088	15,262,993	88,034	24,277,115
Loans, net	10,535,743	29,983,680	—	40,519,423
Due from customers on acceptances	16,320	—	—	16,320
Other accounts receivable and other assets, net	312,407	740,113	869	1,053,389

	27,041,499	56,946,278	662,057	84,649,834

Liabilities
Deposits and obligations	16,244,869	30,519,198	385,208	47,149,275
Inter-bank funds	28,971	—	—	28,971
Due to banks and correspondents	643,977	9,016,900	—	9,660,877
Bonds, notes and other obligations	6,887,363	891,388	—	7,778,751
Due from customers on acceptances	16,320	—	—	16,320
Insurance contract liabilities	4,905,233	7,596,490	—	12,501,723
Other accounts payable, provisions and other liabilities	530,180	1,440,976	32,631	2,003,787

	29,256,913	49,464,952	417,839	79,139,704

Forwards position, net	1,525,029	(1,369,873)	(155,156)	—
Currency swaps position, net	264,160	(264,160)	—	—
Cross currency swaps position, net	1,926,886	(1,926,886)	—	—
Options position, net	48	(48)	—	—

Monetary position, net	1,500,709	3,920,359	89,062	5,510,130

Notes to the consolidated financial statements (continued)

	As of December 31, 2019
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	9,386,504	1,311,291	431,080	11,128,875
Inter-bank funds	—	85,006	—	85,006
Financial investments	6,948,954	12,111,165	12,599	19,072,718
Loans, net	10,919,233	26,217,620	—	37,136,853
Due from customers on acceptances	128,397	—	11,288	139,685
Other accounts receivable and other assets, net	245,402	604,456	1,348	851,206

	27,628,490	40,329,538	456,315	68,414,343

Liabilities
Deposits and obligations	13,840,447	23,888,049	364,728	38,093,224
Inter-bank funds	149,137	20,001	—	169,138
Due to banks and correspondents	830,122	3,149,515	—	3,979,637
Bonds, notes and other obligations	5,857,206	1,033,084	—	6,890,290
Due from customers on acceptances	128,397	—	11,288	139,685
Insurance contract liabilities	4,254,662	7,171,969	—	11,426,631
Other accounts payable, provisions and other liabilities	394,159	1,374,236	332	1,768,727

	25,454,130	36,636,854	376,348	62,467,332

Forwards position, net	(2,718,082)	2,776,866	(58,784)	—
Currency swaps position, net	138,676	(138,676)	—	—
Cross currency swaps position, net	1,763,518	(1,763,518)	—	—
Options position, net	(37)	37	—	—

Monetary position, net	1,358,435	4,567,393	21,183	5,947,011

Notes to the consolidated financial statements (continued)

As of December 31, 2020, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$634,242,000, equivalent to S/2,296,590,000 (US$683,214,000, equivalent to S/2,264,171,000 as of December 31, 2019); see Note 18.

The Group manages the exchange rate risk through the matching of its active and passive operations, supervising its global exchange position daily. The global exchange position of the Group is equivalent to long positions minus short positions in currencies other than the Sol. The global exchange position includes balance positions (spot) and the positions in derivatives, including the positions of derivatives that have been designated as accounting hedges with the purpose of covering the exposure due to the variation of the exchange rate; see Note10(b). Any depreciation/appreciation of the foreign currency would affect the consolidated statement of income. An imbalance in the monetary position would make the Group’s consolidated statement of financial position vulnerable to the fluctuation of the foreign currency (exchange rate “shock”).

The table below shows the analysis of variations of the US Dollar, the main foreign currency to which the Group has exposure as of December 31, 2020 and 2019. The analysis determines the effect of a reasonably possible variation of the exchange rate US Dollar to the Sol, considering all the other variables constant in the consolidated statement of other comprehensive income before Income Tax. A negative amount shows a potential net reduction in the consolidated statement of income, while a positive amount reflects a net potential increase:

Sensitivity analysis	Changes in currency rates	2020	2019
	%	S/(000)	S/(000)
Devaluation
US Dollar	5	(22,242)	(27,837)
US Dollar	10	(44,483)	(55,674)
US Dollar	15	(66,725)	(83,511)
Revaluation
US Dollar	5	22,242	27,837
US Dollar	10	44,483	55,674
US Dollar	15	66,725	83,511

Notes to the consolidated financial statements (continued)

30.3	Liquidity risk

Liquidity risk consists in the Group’s inability to comply with the maturity of its obligations, thus incurring in losses that significantly affect its equity position. This risk may arise as a result of various events such as: the unexpected decrease of funding sources, the inability to rapidly settle assets, among others.

The Group has a set of indicators that are controlled and reported daily, which establish the minimum liquidity levels allowed for the short-term and reflect several risk aspects such as: concentration, stability, position by currency, main depositors, etc.

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

In the case of Interseguro, it is exposed to requirements other than their cash resources, mainly claims resulting from their short-term insurance contracts. The Board of Directors of the company establishes limits on the minimum proportion of the maturity funds available to meet these requirements and in a minimum level of lines of credit that must be available to cover claims at unexpected claim levels.

With regards to long-term insurance contracts, considering the types of products offered and the long-term contractual relationship with clients (the liquidity risk is not material) the emphasis is on sufficient availability of flow of assets, and the term matching of the latter with the liability obligations (mathematical technical reserves), for which there are sufficiency and adequacy indicators.

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

Notes to the consolidated financial statements (continued)

The following table presents the Group’s undiscounted cash flows payable according to contractual terms agreed (including the payment of future interest):

	As of December 31, 2020
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial liabilities by type -
Deposits and obligations	37,415,275	2,345,526	3,672,558	2,337,990	1,718,650	47,489,999
Inter-bank funds	28,971	—	—	—	—	28,971
Due to banks and correspondents	319,026	500,321	1,000,789	7,402,575	1,149,770	10,372,481
Bonds, notes and other obligations	57,703	42,939	227,599	5,432,266	3,388,314	9,148,821
Due from customers on acceptances	5,001	7,497	3,822	—	—	16,320
Insurance contract liabilities	88,453	173,892	773,570	3,485,680	15,529,113	20,050,708
Other accounts payable, provisions and other liabilities	653,979	82,903	135,793	188,089	671,697	1,732,461

Total non-derivative financial liabilities	38,568,408	3,153,078	5,814,131	18,846,600	22,457,544	88,839,761

Derivatives held for trading (*) -
Contractual amounts receivable (inflow)	327,800	364,140	1,406,563	3,803,005	2,212,074	8,113,582
Contractual amounts payable (outflow)	320,566	361,367	1,396,413	3,860,894	2,205,300	8,144,540

Total	7,234	2,773	10,150	(57,889)	6,774	(30,958)

Derivatives held as hedge (**) -
Contractual amounts receivable (inflow)	26,913	—	26,947	1,677,668	57,300	1,788,828
Contractual amounts payable (outflow)	35,742	—	44,453	1,582,390	18,482	1,681,067

Total	(8,829)	—	(17,506)	95,278	38,818	107,761

Notes to the consolidated financial statements (continued)

	As of December 31, 2019
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial liabilities by type -
Deposits and obligations	26,754,258	2,257,708	5,366,257	2,858,984	1,250,152	38,487,359
Inter-bank funds	169,138	—	—	—	—	169,138
Due to banks and correspondents	325,577	388,083	2,020,864	731,728	1,149,964	4,616,216
Bonds, notes and other obligations	33,465	191,676	883,923	4,015,510	3,132,301	8,256,875
Due from customers on acceptances	6,715	108,953	22,990	1,027	—	139,685
Insurance contract liabilities	81,355	159,989	715,321	3,269,653	15,037,698	19,264,016
Other accounts payable, provisions and other liabilities	559,595	54,007	132,015	211,386	589,419	1,546,422

Total non-derivative financial liabilities	27,930,103	3,160,416	9,141,370	11,088,288	21,159,534	72,479,711

Derivatives held for trading (*) -
Contractual amounts receivable (inflow)	560,750	264,648	933,967	4,932,149	2,795,731	9,487,245
Contractual amounts payable (outflow)	568,321	218,373	955,527	5,012,558	2,786,890	9,541,669

Total	(7,571)	46,275	(21,560)	(80,409)	8,841	(54,424)

Derivatives held as hedge (**) -
Contractual amounts receivable (inflow)	24,662	1,183	326,708	1,584,786	11,250	1, 948,589
Contractual amounts payable (outflow)	35,795	1,621	353,888	1,653,450	27,723	2,072,477

Total	(11,133)	(438)	(27,180)	(68,664)	(16,473)	(123,888)

(*)	It includes contracts whose future flows agreed to be exchanged are settled on a net basis (non-delivery) and a gross basis (full-delivery).
(**)	It only includes contracts whose future flows agreed to be exchanged are settled on a net basis (non-delivery)

The table below shows maturity, by contractual term, of the contingent credits (indirect loans) granted by the Group as of the dates of the consolidated statement of financial position:

	2020	2019
	S/(000)	S/(000)
Contingent credits (indirect loans)
Up to 1 month	1,205,650	910,505
From 1 to 3 months	1,169,887	843,494
From 3 to 12 months	1,989,466	2,076,546
From 1 to 5 years	246,928	271,224
Over 5 years	—	208

Total	4,611,931	4,101,977

The Group estimates that not all of the contingent loans (indirect) or commitments will be used before the maturity date of the commitments.

Notes to the consolidated financial statements (continued)

The following table shows the changes in liabilities arising from financing activities according to IAS 7:

	2020
	Balance as of January 1	Dividends payable	Cash flow	Effect of movement in exchange rate	Others	Balance as of December 31
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Inter-bank funds	169,138	—	(140,167)	—	—	28,971
Bonds, notes and other obligations	6,890,290	—	312,600	549,801	26,060	7,778,751
Lease liability related to right-of-use assets	341,836	—	(74,608)	5,081	(2,554)	269,755
Dividends payable	691	700,660	(700,430)	—	—	921

Total liabilities for financing activities	7,401,955	700,660	(602,605)	554,882	23,506	8,078,398

	2019
	Balance as of January 1	Dividends payable	Cash flow	Effect of movement in exchange rate	Others	Balance as of December 31
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Inter-bank funds	—	—	169,138	—	—	169,138
Bonds, notes and other obligations	6,496,778	—	576,947	33,731	(217,166)	6,890,290
Lease liability related to right-of-use assets	341,746	—	(83,438)	(849)	84,377	341,836
Dividends payable	283	658,117	(657,709)	—	—	691

Total liabilities for financing activities	6,838,807	658,117	4,938	32,882	(132,789)	7,401,955

Notes to the consolidated financial statements (continued)

30.4	Operational risk

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

The Group’s Management has focused its attention on the implications of the Covid-19 pandemic on the development of its operations. In this regard, a number of measures were implemented that ensured the remote work of its workers within the optimal parameters of information technology and cybersecurity systems.

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

On the other hand, Interseguro has signed contracts of automatic reinsurance coverage mainly in credit life, retirement and life insurances that protect it from losses due to frequency and severity. The objective of this reinsurance negotiation is that the total net insurance losses do not affect the equity and liquidity of Interseguro. Interseguro’s policy is to sign contracts with companies with international rating determined by SBS rules. Annuities contracts do not have reinsurance coverage.

Notes to the consolidated financial statements (continued)

(a)	Life insurance contracts -

Interseguro has developed its insurance underwriting strategy in order to diversify the type of insurance risks accepted. Factors that aggravate the insurance risk include lack of risk diversification in terms of type and amount of risk and geographic location. The underwriting strategy aims to ensure that underwriting risks are well diversified in terms of type and amount of risk. Underwriting limits serve to implement the selection criteria for appropriate risk. As of December 31, 2020 and 2019, most of the insurance contracts entered into by Interseguro are located in the city of Lima.

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

Notes to the consolidated financial statements (continued)

Additionally, Interseguro has identified the following risks associated with its real estate portfolios:

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

•	The fair values of the investment property could be affected by the cash flows generated by the tenants and/or lessees, as well as by the economic conditions of Peru and future expectations

30.6	Capital management

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

(a)	Financial instruments measured at their fair value and fair value hierarchy

The following table presents an analysis of the financial instruments that are measured at their fair value, including the level of hierarchy of fair value. The amounts are based on the balances presented in the consolidated statement of financial position:

	As of December 31, 2020
	Level 1	Level 2	Level 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Financial investments
At fair value through profit or loss (*)	577,438	986,627	478,712	2,042,777
Debt instruments measured at fair value through other comprehensive income	10,247,432	7,654,920	—	17,902,352
Equity instruments measured at fair value through other comprehensive income	1,329,471	7,867	36,210	1,373,548
Derivatives receivable	—	395,249	—	395,249

	12,154,341	9,044,663	514,922	21,713,926

Accrued interest				251,140

Total financial assets				21,965,066

Financial liabilities
Derivatives payable	—	271,326	—	271,326

(*)	As of December 31, 2020 and 2019, correspond mainly to participations in mutual funds and investment funds.

	As of December 31, 2019
	Level 1	Level 2	Level 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Financial investments
At fair value through profit or loss (*)	682,341	381,844	487,352	1,551,537
Debt instruments measured at fair value through other comprehensive income	10,779,395	3,230,634	—	14,010,029
Equity instruments measured at fair value through other comprehensive income	1,119,620	6,102	—	1,125,722
Derivatives receivable	—	220,776	—	220,776

	12,581,356	3,839,356	487,352	16,908,064

Accrued interest				178,444

Total financial assets				17,086,508

Financial liabilities
Derivatives payable	—	222,305	—	222,305

(*)	As of December 31, 2020 and 2019, correspond mainly to participations in mutual funds and investment funds.

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

During the year 2020, there were transfers of certain financial instruments from Level 1 to Level 2 for the amount of S/4,116,507,000, because they stopped being actively traded during the year and, therefore, fair values were obtained by using observable market data. There were no transfers of financial instruments from Level 3 to Level 1 or Level 2 or viceversa.

During the year 2019, there were neither transfers of financial instruments from Level 3 to Level 1 or Level 2, nor from Level 1 to Level 2.

The table below presents a description of significant unobservable data used in valuation:

	Valuation technique	Significant unobservable inputs	Valuation	Sensitivity of inputs to fair value
Royalty Pharma	DCF Method	NAV	215.19	10 percent increase (decrease) in the NAVs would result in increase (decrease) in fair value by S/10,754,000.

Private equity funds	DCF Method	NAV	Depends on each investment	10 percent increase (decrease) in the NAVs would result in increase (decrease) in fair value by S/27,983,000.

Zipline International Inc.	Equity method	—	According to credit risk	500 basis points increase (decrease) in the discount rate would result in a decrease in fair value of S/1,811,000.

The Group determined the fair values of investments included in Level 3 mainly by using methods such as the discounted cash flow, comparable multiples and/or equity method. Starting in 2020, the Group performed changes in the determination of the estimates for the fair value of these investments considering the nature of themselves, as well as the underlying assets and the information to which it had access on the valuation date; concluding that the best valuation method for these investments is the use of the net asset value (“NAV”). It should be noted that the change in this estimate did not have a significant impact with respect of the valuation as of December 31, 2019.

The table below includes a reconciliation of fair value measurement of financial instruments classified by the Group within Level 3 of the valuation hierarchy:

	2020	2019
	S/(000)	S/(000)
Initial balance as of January 1	487,352	407,957
Purchases	155,198	222,098
Sales	(272,711)	(150,575)
Gain recognized on the consolidated statement of income	145,083	7,872

Balance as of December 31	514,922	487,352

Notes to the consolidated financial statements (continued)

(b)	Financial instruments not measured at their fair value -

The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value, presented by level of fair value hierarchy:

	As of December 31, 2020					As of December 31, 2019
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	—	18,765,482	—	18,765,482	18,765,482	—	11,128,875	—	11,128,875	11,128,875
Inter-bank funds	—	18,105	—	18,105	18,105	—	85,006	—	85,006	85,006
Investments at amortized cost	2,988,539	—	—	2,988,539	2,707,298	929,333	1,398,970	—	2,328,303	2,206,986
Loans, net	—	40,809,701	—	40,809,701	40,519,423	—	38,115,562	—	38,115,562	37,136,853
Due from customers on acceptances	—	16,320	—	16,320	16,320	—	139,685	—	139,685	139,685
Other accounts receivable and other assets, net	—	658,140	—	658,140	658,140	—	630,430	—	630,430	630,430

Total	2,988,539	60,267,748	—	63,256,287	62,684,768	929,333	51,498,528	—	52,427,861	51,327,835

Liabilities
Deposits and obligations	—	47,146,077	—	47,146,077	47,149,275	—	38,099,641	—	38,099,641	38,093,224
Inter-bank funds	—	28,971	—	28,971	28,971	—	169,138	—	169,138	169,138
Due to banks and correspondents	—	9,686,361	—	9,686,361	9,660,877	—	3,982,373	—	3,982,373	3,979,637
Bonds, notes and other obligations	6,856,829	1,405,383	—	8,262,212	7,778,751	5,073,917	2,044,630	—	7,118,547	6,890,290
Due from customers on acceptances	—	16,320	—	16,320	16,320	—	139,685	—	139,685	139,685
Insurance contract liabilities	—	12,501,723	—	12,501,723	12,501,723	—	11,426,631	—	11,426,631	11,426,631
Other accounts payable and other liabilities	—	1,732,461	—	1,732,461	1,732,461	—	1,546,422	—	1,546,422	1,546,422

Total	6,856,829	72,517,296	—	79,374,125	78,868,378	5,073,917	57,408,520	—	62,482,437	62,245,027

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instrument and they include the following:

(i)

Long-term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of December 31, 2020 and 2019, the book value of loans, net of allowances, was not significantly different from the calculated fair values.

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

As of December 31, 2020 and 2019, the value of the managed off-balance sheet financial assets is as follows:

	2020	2019
	S/(000)	S/(000)
Investment funds	15,008,109	13,243,888
Mutual funds	5,980,724	5,049,034

Total	20,988,833	18,292,922