Form 20-F
period 2021-12-31
Intercorp Financial Services Inc.
filed 2022-04-25
CIK 1615903

As filed with the Securities and Exchange Commission on April 25, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number
001-38965

INTERCORP FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

INTERCORP FINANCIAL SERVICES INC.
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
Shares of common stock
: 115,417,631
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

ii

iii

INTRODUCTION
All references to “we”, “us”, “our company”, and “IFS” in this Annual Report on Form
20-F
are to Intercorp Financial Services Inc., a corporation (
sociedad anónima
) organized under the laws of the Republic of Panama (“Panama”).
In this Annual Report on Form
20-F,
we refer to and the discussion of our business includes the business of our principal subsidiaries as follows: (i) in our banking segment: Banco Internacional del Perú, S.A.A.—Interbank, an open-stock corporation (
sociedad anónima abierta
) organized under the laws of Peru, as “Interbank”; (ii) in our insurance segment: Interseguro Compañía de Seguros, S.A., a corporation (
sociedad anónima
) organized under the laws of Peru, as “Interseguro”; and (iii) in our wealth management segment: Inteligo Group Corp., a corporation (
sociedad anónima
) organized under the laws of Panama, as “Inteligo”; Inteligo Bank Ltd., a corporation organized under the laws of The Bahamas, as “Inteligo Bank”; Inteligo Sociedad Agente de Bolsa S.A., a corporation (
sociedad anónima
) organized under the laws of Peru, as “Inteligo SAB”; Inteligo USA Inc., a corporation organized under the laws of New York, as “Inteligo USA”, and Interfondos S.A. Sociedad Administradora de Fondos, a corporation organized under the laws of Peru, as “Interfondos SAFM” or “Interfondos”.
In this Annual Report on Form
20-F,
we also refer to our parent company, Intercorp Perú Ltd. (“Intercorp Peru” or “Intercorp”), a holding company for a group of companies operating mainly in Peru under the name “Intercorp”. Intercorp Peru’s main subsidiaries include our company and Intercorp Retail Inc. (“Intercorp Retail”). Intercorp Retail acts as a holding company for the retail and real estate operations of Intercorp Peru in Peru. Through its subsidiary, InRetail Peru Corp., whose shares are listed on the Lima Stock Exchange under the symbol “INRETAILC1,” Intercorp Retail has controlling stakes in (i) Supermercados Peruanos S.A. (“Supermercados Peruanos”), an operating supermarket chain that consolidates other operating companies, primarily operating under the: “Plaza Vea,” “Vivanda”, “MASS” and “Makro” brands, (ii) InRetail Pharma S.A., a holding company consisting of a chain of pharmacies operating under the “Inkafarma” and “MiFarma” brands with a distribution and marketing business as well as manufacturing some pharmaceutical products and (iii) InRetail Real Estate Corp., an owner, developer and operator of shopping malls under the “Real Plaza” brand. Intercorp Retail also controls directly (a) Tiendas Peruanas S.A., a department store chain operating under the “Oechsle” brand that started operations in 2009, (ii) Financiera Oh! S.A., a consumer finance company that started operations in 2010, and (iii) Homecenters Peruanos S.A. (“Homecenters Peruanos”), a home improvement company operating under the “Promart” brand. Our parent company Intercorp Peru also controls the following companies involved in the private education and healthcare businesses under the following brands: “Innova Schools,” “Zegel IPAE,” “UTP” “IDAT” and “Aviva”.

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

•
Our financial results may be negatively affected by changes to IFRS accounting standards, investment losses and interest rate changes, including changes resulting from the discontinuation of LIBOR and related transition to alternative rates.

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

•
The Peruvian economy could be adversely affected by economic and geopolitical developments in regional or global markets, including Russia’s invasion of Ukraine, and the subsequent impact on trade or macroeconomic variables.

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
soles
.

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
We have based these forward-looking statements on our management’s current views with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward–looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things:

•	our holding company structure;

•	economic, business and political developments in Peru and globally, including corruption scandals involving the Peruvian government and related political instability;

•	economic and geopolitical developments in regional or global markets, including Russia’s invasion of Ukraine;

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

•	social unrest in Peru against government economic policies;

•
changes in Peruvian, Panamanian and Bahamian and other foreign laws and regulations, including the adoption of new capital requirements for banks or insurance companies, as well as interest rate caps for banks;

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
In particular, the
on-going
COVID-19
pandemic has continued to cause uncertainty and disrupt the global economy, including the Peruvian economy, which may impact our business, results of operation and cash flows.
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
20-F.

PRESENTATION OF FINANCIAL INFORMATION
Our audited annual consolidated financial statements as of December 31, 2021 and 2020 and for each of the three years ended December 31, 2021, 2020 and 2019 included in this Annual Report on Form
20-F
have been prepared in
soles
and in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and audited by Tanaka, Valdivia & Asociados Sociedad Civil de Responsabilidad Limitada, PCAOB ID 1315, a member firm of Ernst & Young Global Limited (“EY Peru”).
For a description of our significant accounting policies, see Note 3 to our audited annual consolidated financial statements.
For regulatory purposes, including regulations of the
Banco Central de Reserva del Perú
(the “Central Reserve Bank of Peru”) and regulations and the reporting requirements of the
Superintendencia del Mercado de Valores
(the “SMV”), our Peruvian subsidiaries, Interbank and Interseguro, also prepare in Spanish and make available to shareholders statutory financial statements as prescribed by the Peruvian Superintendency of Banks, Insurance and Private Pension Fund Administrators (
Superintendencia de Banca, Seguros y AFPs
, or “SBS”), hereinafter “SBS GAAP”.
We have included in this Annual Report on Form
20-F
certain information reported by the SBS for the Peruvian banking and insurance sectors as a whole as well as for individual financial institutions in Peru, including Interbank and Interseguro, which report to the SBS in SBS GAAP. The information under SBS GAAP has been presented for comparative market purposes. All statements in this Annual Report on Form
20-F
regarding our relative market position and financial performance vis-à-vis
the financial services and insurance sectors in Peru are based, out of necessity, on information obtained from the SBS and the SMV. With respect to comparative banking information, we typically compare ourselves against certain peer banks or against the system as a whole. With respect to comparative insurance information, we typically compare ourselves against the industry as a whole. Statements in this Annual Report on Form
20-F
regarding our relative market position and financial performance, however, do not include information relating to Inteligo as Inteligo is not regulated by and does not report to the SBS or the SMV.
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
Change in Accounting Policies and Estimates
Generally, we have only adopted standards, interpretations or amendments that were effective in each year. Therefore, standards, interpretations or amendments that become effective in 2022 or later have not been early adopted.
On January 1, 2021, we adopted for the first time the following standards, interpretations, or amendments: (i) in connection with the interest rate benchmark reform, amendments to IFRS 9 “Financial Instruments”, IAS 39 “Financial Instruments: Recognition and Measurement”, and IFRS 7 “Financial Instruments: Disclosures”, IFRS 4 “Insurance Contracts”, and IFRS 16 “Leases”,– Phase 2; and (ii) in connection with
COVID-19
related rent concessions beyond June 30, 2021, an amendment to IFRS 16 “Leases”. Such standards, interpretations or amendments have not had a significant impact on our consolidated financial statements. See Note 3.2 to our audited annual consolidated financial statements.

On January 1, 2020, we adopted for the first time the following standards, interpretations or amendments: (i) Amendments to IFRS 3 “Business Combinations”, (ii) Amendments to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, (iii) Conceptual Framework for Financial Reporting issued on March 29, 2018 and (iv) Amendments to IFRS 16 “Leases”. Such standards, interpretations or amendments did not have a significant impact on our consolidated financial statements.
Since January 1, 2019, we are applying: (i) IFRS 16 “Leases”, which accounting policies and impacts are described in Notes 3.4(k) and 8(e) to our audited annual consolidated financial statements; and (ii) Amendments to IFRS 9 “Financial Instruments”, IAS 39 “Financial Instruments: Recognition and Measurement”, and IFRS 7 “Financial Instruments: Disclosures”, in connection with the interest rate benchmark reform, which accounting policies and impacts are described in Notes 3.4(ah) and 10(b)(vi) to our audited annual consolidated financial statements.
Currency Translation
The term “
sol
” and the symbol “S/” refer to the legal currency of Peru, and the term “U.S. dollar” and the symbol “U.S.$” refer to the legal currency of the United States.
We have translated some of the
soles
amounts contained in this Annual Report on Form
20-F
into U.S. dollars for convenience purposes only. Unless otherwise indicated or the context otherwise requires, the rate used to translate soles
amounts to U.S. dollars as of December 31, 2021 was S/3.987 = U.S.$1.00, which was the exchange rate reported for December 31, 2021 by the SBS. The Federal Reserve Bank of New York does not report a noon buying rate for soles
. The U.S. dollar equivalent information presented in this Annual Report on Form
20-F
is provided solely for convenience of investors and should not be construed as implying that the soles
or other currency amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.
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
Market and Industry Data
In this Annual Report on Form
20-F,
unless otherwise indicated, all macroeconomic data relating to Peru is based on information published by the SBS, the Central Reserve Bank of Peru, the Peruvian Ministry of the Economy and Finance (
Ministerio de Economía y Finanzas
, or “MEF”), and the Peruvian National Institute of Statistics and Information Processing (
Instituto Nacional de Estadística e Informática
, or “INEI”). References in this Annual Report on Form
20-F
to “GDP” refer to real gross domestic product, except for GDP per capita and penetration ratios of loan products.
References in this Annual Report on Form
20-F
to “peer countries” in Latin America refer to Brazil, Chile, Colombia and Mexico. Certain information about peer countries in Latin America have been derived from the Economist Intelligence Unit (“EIU”), the Chilean Superintendency of Banks and Financial Institutions (
Superintendencia de Bancos e Instituciones Financieras,
or “SBIF”), the Central Bank of Brazil (
Banco Central do Brasil
), the Colombian Financial Superintendency (
Superintendencia Financiera de Colombia
), and the Mexican Commission for Banking and Securities (
Comisión Nacional Bancaria y de Valores
). References in this Annual Report on Form
20-F
to the “four largest banks in Peru” or the “four largest Peruvian banks” refer to
Banco de Crédito del Perú
(“BCP”), BBVA Continental, Interbank and Scotiabank Perú S.A.A.
Unless otherwise indicated, statistical information in this Annual Report on Form
20-F
relating to our Peruvian subsidiaries Interbank and Interseguro, regarding market share, ranking, and other measures, as well as information on other Peruvian financial institutions and the Peruvian financial system generally, has been derived from reports and information published by the SBS, the SMV, the Central Reserve Bank of Peru, the Association of Peruvian Banks (
Asociación de Bancos del Perú
, or “ASBANC”) or from other publicly available sources and industry publications.

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
In response to the
COVID-19
crisis and with the support and permission of the SBS, in 2020, Interbank offered various payment rescheduling options to its clients to help them overcome the major economic shock related to the pandemic and the lockdown measures implemented by the Government. These rescheduling options refer to the following three schemes:

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
In 2021, Interbank has continued to support customers that requested additional relief for their rescheduled loans on a case-by-case
basis.
Finally, through a series of Resolutions and Multiple Official Letters, within the framework of emergency Decree
No. 026-2021,
the MEF and the SBS established measures to reschedule the loans guaranteed under the “Reactiva Peru” program (as defined below). These facilities included grace periods of up to 12 months and also extended the repayment period.

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
Additionally, for the year ended December 31, 2019, we define: (i) adjusted ROE as adjusted net profit, divided by average shareholders’ equity, and (ii) adjusted ROA as adjusted net profit, divided by average total assets.
For the year ended December 31, 2020 and 2021, we did not make adjustments to our net profit, ROE or ROA.
For a discussion and presentation of these
non-GAAP
measures, see “Item 4. Information on the Company—Business
Overview—Non-GAAP
Financial Measures” and “Item 5. Operating and Financial Review and Prospects—Operating Results.”
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
In addition, our Peruvian subsidiaries pay dividends to us on the basis of the SBS GAAP financial statements, which differ from IFRS, and from which gain/losses from real estate investment are excluded from net income for purposes of dividend payment calculations. For example, Interseguro had a net profit of S/272.7 million under IFRS and of S/303.6 million under SBS GAAP, which resulted in a dividend payment to us of S/201.9 million in 2021. Therefore, there is no assurance that the differences in accounting treatment will not render the opposite result, namely that lower or no dividends would be payable to us by any of our Peruvian subsidiaries under SBS GAAP than what it would appear to be able to pay under IFRS, or that dividends will continue to be payable under SBS GAAP in the future.
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
Global and local health concerns, including the outbreak of pandemics or contagious diseases including the ongoing
COVID-19
pandemic, may disrupt economic activity. The
COVID-19
pandemic outbreak continues to significantly increase economic uncertainty and resulted in a global economic recession, which may adversely affect us. In particular, the
COVID-19
pandemic has and may continue to adversely affect our and our subsidiaries’ business, financial condition and results of operations. The business of our subsidiaries is dependent upon the willingness and ability of their customers to conduct banking and other financial transactions. The spread of
COVID-19
has caused severe disruptions in the world economy, which have and continue to disrupt the business, activities, and operations of the customers of our subsidiaries, as well as their business and operations. The extent to which
COVID-19
continues to affect our and our subsidiaries’ results will depend on future developments, particularly relating to the emergence of new virus mutations, vaccine efficacy, infection rates, and extended or additional government
COVID-19
response measures, among others.
In order to contain the spread of
COVID-19
in Peru, in 2020 and during 2021, the Peruvian government announced and implemented several measures such as declaring a state of emergency and ordering a mandatory lockdown and the total closure of Peru’s borders, while guaranteeing access to essential goods and services, including banking and financial services, pharmacies, food stores and markets, among others. As a result of these measures, the business operations of our subsidiaries were disrupted as a significant portion of their offices and financial stores were closed temporarily. While restrictions have been gradually lifted in connection with the Peruvian government’s phased approach to re-opening
the economy, we can offer no assurance that they will not be re-imposed,
and changes in existing regulations or implementation of future regulations in response to the spread of
COVID-19
may further restrict their existing operations, limit the expansion of their business and require extensive system and operating changes that may be difficult or costly for them to implement. For example, in August 2021, because of the emergence of new variants of the
COVID-19
virus and increases in the number of infections at national level, the Peruvian government again implemented mandatory targeted lockdowns on various occasions and extended the declaration of the state of emergency as part of new measures aimed at containing the spread of
COVID-19
throughout the country. See “Regulation and
Supervision—COVID-19
Response.” Furthermore, continued spread of
COVID-19
and additional government restrictions in response to such outbreaks could also negatively impact the business and operations of third-party service providers who perform critical services for their business.
Moreover, the
COVID-19
pandemic has caused significant disruption and volatility in the financial markets globally, causing equity levels to fluctuate sharply, which may continue to worsen in the future. The continued global spread of
COVID-19
and the different variants has and may continue to result in a significant decrease in business activities in case of new lockdowns or mobility restrictions. The
COVID-19
pandemic has also resulted in increased volatility in both the local and the international financial markets and economic indicators, such as exchange rates, interest rates, credit spreads and commodity prices.
COVID-19
has generated a simultaneous shock on supply and demand – a supply shock resulting from the abrupt paralysis of production in multiple sectors and a demand shock as a result of reduced consumption – which amplifies the negative effects on the economy. Further shocks or unexpected movements in these market factors could result in financial losses. Moreover, the evolution of the
COVID-19
pandemic and its potential impact on the global economy may affect our ability to meet our financial targets.

As a result of the economic impact of the pandemic, in addition to public health measures, the Peruvian government adopted measures to generate monetary and fiscal stimulus and alleviate the financial stress on households and companies, including the allowance for partial withdrawals from compensation for service time accounts (“CTS”, by its Spanish acronym), loan rescheduling measures and an initial S/30 billion credit guarantee program (“Reactiva Peru”). In this regard, as of December 31, 2021, outstanding loans disbursed by Interbank under the Reactiva Peru program amounted to S/4.9 billion, a reduction of 26% compared to the previous year. As of the same date, 40% of the total Reactiva Peru loan portfolio disbursed by Interbank had been rescheduled. The cumulative impact of such government relief measures in response to
COVID-19
may impact our interest income and our funding base in addition to various line items in our financial statements such as those relating to loan and deposits growth, net interest income, impairment loss on financial assets, net income from commissions and fees, gross profit from sales of goods and services, net trading income, among others. As a result, our overall business, financial condition and results of operations may be materially and adversely impacted.
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
Interbank and Interseguro are subject to extensive regulation and supervision by the SBS. The SBS also oversees all of Interbank’s and Interseguro’s subsidiaries and their operations. Interbank is also subject to regulation and oversight by the Central Reserve Bank of Peru, which, together with the SBS, have general administrative responsibilities over banks and other financial institutions, including the authority to set loan loss provisions, limits on interest rates and fees, regulatory capital requirements and other minimum capital adequacy and reserve requirements. In addition, banks are required to provide the SBS, on a periodic basis, with all information necessary to allow for its evaluation of the bank’s financial performance. Similarly, insurance companies are required to periodically provide the SBS, with all information necessary for the SBS to evaluate the company’s management, measure systems, solvency, profitability and liquidity.
Similarly, Inteligo’s subsidiaries are regulated by governmental entities and other financial services regulators in The Bahamas, Panama and Peru. Inteligo Bank is subject to the regulation and supervision of the Central Bank of The Bahamas. Additionally, Inteligo Bank’s asset management activities and securities custody and trading activities are subject to supervision by the Securities Commission of The Bahamas. Inteligo Bank holds licenses from the Securities Commission of The Bahamas for dealing in securities as agent or principal, arranging deals, managing securities and advising on securities. Inteligo Bank is licensed to undertake all securities-related activities ancillary to its banking business. Inteligo Bank and its branch are subject to regulation by the Superintendency of Banks of Panama (
Superintendencia de Bancos de Panamá
) and, since June 18, 2021, to regulation by the Securities Commission of Panama (
Superintendencia del Mercado de Valores de Panama
) due to its investment advisory license, while Inteligo SAB and Interfondos are subject to the regulation and supervision of the SMV in Peru. Also, Interbank and Interseguro are subject to the regulations of the SMV. In addition, IFS, Interbank, Interseguro, Inteligo Bank and Inteligo SAB are subject to other regulations, such as the U.S. Foreign Account Tax Compliance Act (“FATCA”), which could increase compliance costs and, in case of non-compliance
could result in liability, additional costs or sanctions imposed by the U.S. Internal Revenue Service.

Changes in the regulation and supervision of Interbank, Interseguro and Inteligo or the implementation of future regulations could have a material adverse effect on our financial condition and results of operations by restricting our existing operations, limiting the expansion of our business and requiring extensive system and operating changes that may be difficult or costly to implement. For example, the SBS and the Central Reserve Bank of Peru regulate, and have in the past changed, capital structure and deposit reserve requirements, interest paid on deposit reserves, the amount of deposit reserves for which no interest is payable, rules regarding provisions for loan losses and legal lending limits applicable to Peruvian commercial banks. Furthermore, Interbank could be required to increase its level of provisions in response to pro-cyclical
provisioning requirements that could be activated by regulators under certain favorable macroeconomic conditions. Additional changes in the regulation and supervision of our subsidiaries have been imposed as a result of the
COVID-19
pandemic. For example, in the past, the Central Reserve Bank of Peru took several measures, such as reducing the reference interest rate by 200 basis points from 2.25% to 0.25% and approving a new liquidity instrument to provide funds to financial entities, consisting of repurchase operations using Peruvian government guaranteed loans as collateral, which could affect our results of operations. Moreover, in March 2021, the Peruvian Congress approved a bill under which (i) the Central Reserve Bank of Peru will semi-annually establish caps on compensatory and moratorium interest rates that banks can charge to consumers and small businesses, and (ii) in cases of default, the debtor shall only pay interest which may not be capitalized and may not be charged with commissions or additional expenses. Since its approval, such new regulation limiting the interest that can be charged to clients of banking entities, such as Interbank, has negatively impacted Interbank’s financial results. In addition, Interbank could be subject to limits on fees or commissions charged to clients. If legislation or governmental or regulatory action is enacted limiting the amount of ATM fees or surcharges that Interbank may receive or on its ability to charge overdraft or other fees, it could adversely impact our financial results.
Since 1998, Interseguro has been subjected to strict local regulations that required significant changes in reserve requirements. For example, in March 2018, changes by the SBS to mortality tables used for calculating reserves for new annuities resulted in a higher reserve requirement, which in turn could adversely affect Interseguro’s results of operations, or could result in lowered implied interest rates on Interseguro’s annuities. For further information, see Note 3.4(d) to our audited annual consolidated financial statements. New legislation or regulations applicable to the insurance industry may adversely affect Interseguro’s ability to underwrite and price risks accurately as well as affect its revenues and net income. For example, whereas retirees formerly had to choose between remaining with their pension fund or choosing an annuity, since 2016 a law has allowed retirees to withdraw 95.5% of their capital accumulated in cash upon retirement, which has resulted in a significant reduction of annuities sold by Peruvian insurance companies, including Interseguro. In addition, the SBS may change the types of and limits on eligible investments, which could force Interseguro to liquidate current investments on less favorable terms than if they were held to maturity and restrict Interseguro from making investments that its management deems to be beneficial. Moreover, in the past and as a response to the
COVID-19
pandemic, the Peruvian government permitted companies to suspend employee contracts without pay in certain cases until the end of the
COVID-19
pandemic, which caused these companies to stop making the corresponding monthly contribution to the pension funds of their worker, affecting the private pension system. In addition, the Peruvian government eased pension fund regulations, including measures permitting extraordinary withdrawals of funds from the private pension system, which in turn reduced pension funds collected by Interseguro.
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
In the event of an intervention, the SBS has the power to institute measures, such as limiting the decisions that could be taken at a shareholders’ meeting, suspending our normal activities and segregating certain of Interbank’s or Interseguro’s assets and liabilities for transfer to third parties, among others. Furthermore, the SBS has the power under the Peruvian Banking and Insurance Law to declare the wind-up
or liquidation of any bank or insurance company if an intervention extends for longer than 45 days, which period may be extended for another 45 days at the sole discretion of the SBS, and/or upon the occurrence of a wind-up
or liquidation pursuant to the Peruvian General Corporations Law (
Ley General de Sociedades
). For further detail, see “—Regulation and Supervision—The Peruvian Financial and Insurance Systems — Intervention by the SBS and Liquidation”.

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
In July 2011, the SBS issued SBS Resolution No. 8425-2011 (as amended from time to time), establishing the final methodologies in the calculation and the implementation schedule of the additional capital requirements to be implemented in Peru, which, although not completely consistent with Basel III, includes requirements to cover concentration, interest rate and systemic risk, as well as certain pro-cyclical
capital requirements. These additional requirements were fully implemented in July 2016. However, the SBS has not yet fully adopted Basel III as recommended by the Basel Committee.
In February 2016, the SBS issued SBS Resolution
No. 975-2016
(as amended from time to time), which aims to improve the quality of the total regulatory capital (
patrimonio efectivo
) and align Peruvian regulations towards Basel III. This resolution changed the conditions that subordinated debt must meet in order to be considered in the calculation of additional capital and the calculation methodology applicable to risk-weighted assets. This resolution is applicable to subordinated debt incurred or created from the date of its approval. However, as established in this regulation, subordinated debt incurred or created prior to its approval (and which does not meet the requirements of this new regulation) will still be considered in the calculation of regulatory capital, subject to certain rules specified therein. For further details, see “—Regulation and Supervision—The Peruvian Financial and Insurance Systems”. Interbank expects to continue to be in compliance with these additional capital requirements; however, Interbank’s assumptions with respect to compliance may turn out to be incorrect, and, consequently, have a material adverse effect on its financial condition and results of operations.
With respect to Interseguro, Solvency II, a new regulatory framework for the European insurance industry implemented in early 2016, is under consideration by international regulatory bodies, which could result in the SBS raising solvency ratio requirements for insurance companies in Peru in the future.
With respect to Inteligo The Central Bank of The Bahamas has adopted a Basel Implementation Program and has effectively implemented Pillar I and Pillar II of the Basel II framework. The Pillar I framework focuses on the capital adequacy ratio requirements and Pillar II focuses on the internal capital adequacy assessment processes (“ICAAP”) (the guidelines in relation to the ICAAP were released in August 2016). In 2016, the Central Bank of The Bahamas rolled out the capital component of the Basel III framework. In November 2020, the Central Bank of The Bahamas released a draft of The Bahamas capital regulations and reforms to the guidelines for the management of capital and the calculation of capital adequacy, which ended its consultation period in January 2021 and was shared with the Bahamian government during the third quarter of 2021 for final endorsement and release. The Bahamas capital regulations include changes to the methodology for the calculation of risk-weighted assets and Tier 1 capital that could adversely impact Inteligo Bank’s capital adequacy ratio. Currently, a date has not been determined for the implementation of these regulations. If implemented in its current form, the new framework could require Inteligo Bank to make revisions to its capital structure and investments which could have an adverse effect on the profitability of Inteligo Bank.
Furthermore, in 2018, the Central Bank of The Bahamas published two discussion papers focused on Minimum Disclosures (Pillar III of the Basel II framework), the net stable funding ratio and the liquidity coverage ratio (main components of Basel III). In 2021, the Central Bank of The Bahamas informed through its quarterly letter that its liquidity framework will be implemented after the completion of the capital framework. The latest update on the Basel II and III implementation was given in The Central Bank of The Bahamas’ 2021 quarterly report of the Bank Supervision Department, which stated that the implementation date of the reform would likely be extended as the draft Bahamas capital regulations are being reviewed and pending endorsement by the Bahamian government.
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
Interbank’s strategy is to focus on the retail and commercial banking sectors and to grow and gain market share profitably. As a result, Interbank’s loan portfolio will become increasingly vulnerable to macroeconomic shocks that could negatively impact the household income of Interbank’s customers and result in increased loan losses. In addition, our commercial clients could be negatively affected by global and local macroeconomic trends. As a result, in past years, our provisions for loan losses, in particular related to credit cards granted to certain vulnerable sectors of the Peruvian economy, have significantly increased during slowdowns of the Peruvian economy. Additionally, in part due to the de-dollarization
policy sponsored by the Peruvian government there is a mismatch between our dollar denominated deposits and sol
denominated loans. See “Item 5. Operating and Financial Review and Prospects—Depreciation and Appreciation of the
Sol
”.
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
Furthermore, as of December 31, 2020 and 2021, retail banking loans accounted for approximately 46.4% and 49.1% of Interbank’s loan portfolio, respectively. Higher than average exposure to retail banking could be accompanied by greater credit risk due to higher risk profiles compared, particularly, to loans to large corporate customers. Given the significant recent growth of Interbank’s loan portfolio, historical loss experience may not be indicative of future doubtful loan experience. As the
COVID-19
pandemic evolves, it may continue to impact Interbank’s retail and commercial clients and our risk profile may deteriorate, which could adversely affect our business, financial condition and results of operations.
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

Allowances for impairment losses on loans have significantly increased as a result of the risks and uncertainties associated with the impact of the

COVID-19

pandemic, which has resulted in increased monitoring of those loans that have been rescheduled. In 2020, Interbank applied several post-model adjustments for these loan exposures, such as proactive migration of certain clients from Stage 1 to Stage 2, and from Stage 2 to Stage 3, with the aim of more accurately predicting expected credit losses. In 2021, given continued economic, political and social uncertainty in Peru, Interbank decided to apply a new expert judgment to update its expected credit losses. If Interbank’s assessment of and expectations concerning the above-mentioned factors differ from actual developments, or if the quality of its loan portfolio deteriorates or the future actual losses exceed its estimates, Interbank’s allowance for impairment losses may not be adequate to cover actual losses and it may need to make additional allowances for impairment losses, which could have a material adverse effect on our financial condition and results of operations. See “Selected Statistical Information—Classification of Our Loan Portfolio” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Impairment Loss on Loans, Net of Recoveries.”
Our financial results may be negatively affected by changes to IFRS accounting standards.
We report our results and financial position in accordance with IFRS as issued by the IASB. Changes to IFRS thereof may cause our future reported results and financial position to differ from current expectations, or historical results to differ from those previously reported due to the adoption of new accounting standards on a retrospective basis. We monitor potential accounting changes and, when possible, we determine their potential impact and disclose significant future changes in our financial statements that we expect because of those changes. Currently, there are standards issued but not yet effective such as IFRS 17 “Insurance Contracts”, which will impact our consolidated financial statements. IFRS 17 “Insurance Contracts”, which will go into effect on January 1, 2023, provides a comprehensive accounting model for all types of insurance contracts that provides a more consistent framework for insurers, covering all relevant aspects as recognition, measurement, presentation and disclosures, whereas the requirements in IFRS 4 are largely based on grandfathering local accounting policies. We are currently monitoring and evaluating but have not yet determined the potential impact that IFRS 17 may on financial statements or results of operations. For further information on IFRS 17, see Note 3.5 to our audited annual consolidated financial statements.
IFRS 16 “Leases” which became effective on January 1, 2019, established that at the commencement date of a lease, a lessee recognizes a liability to reflect lease payments and the asset that represents the right-of-use

of the underlying leased asset during the lease term is recorded. Lessees are required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use

asset. As permitted by the transitional provisions of IFRS 16, we elected to apply the modified retrospective approach and we have not restated comparative figures. Under this method, we recognized lease liabilities for an amount equivalent to the present value of future payments agreed as of January 1, 2019. The effect of the adoption of IFRS 16 as of January 1, 2019 amounted to S/341.7 million, increasing the caption “Property, furniture and equipment

(Right-of-use

assets)” and simultaneously, for the same amount, the caption “Accounts payable, provisions and other liabilities (Lease liabilities)”. The adoption of IFRS 16 had no impact on the consolidated statements of changes in equity as of January 1, 2019. For the year ended December 31, 2021, we recorded S/14.0 million as interest expense on the lease liabilities and S/58.7 million as depreciation expense on a right-of-use

asset, which were recorded in captions “interest and similar expense” and “depreciation and amortization”. Likewise, for the year ended December 31, 2020, we recorded S/15.3 million as interest expense on the lease liabilities and S/65.8 million as depreciation expense on a right-of-use

asset. See Notes 19 and 8, respectively, of the audited annual consolidated financial statements.
Our financial results may be negatively affected by investment losses.
The investment activities of our subsidiaries are subject to factors beyond their control, and losses from their exposures could result in a material adverse effect on our financial condition and results of operations.
As part of its treasury operations, Interbank trades various financial instruments and other assets, including debt, equity, fixed income, currency and related derivatives, as both agent and principal, and derives a proportion of its non-financial

income from trading profits. Interbank has established position limits for sol

and foreign currency-denominated securities in accordance with its overall risk management policy and with the SBS requirements. However, Interbank is exposed to numerous factors that are beyond its control, including overall market trading activity, interest rate levels, the credit risk of its counterparties and general market volatility. For example, the
COVID-19
pandemic increased the volatility of our investment portfolio, especially during March 2020. In addition, a significant part of Interbank’s trading is related to customer transactions, and Interbank could be exposed to a number of risks related to the movement of market prices in the underlying instruments, including the risk of unfavorable market price movements relative to its long or short positions, a decline in the market liquidity of the related instruments, volatility in market prices, interest rates or foreign currency exchange rates relating to these positions, and the risk that the instruments with which Interbank chooses to hedge certain positions do not track the fair value of those positions. If Interbank incurs any further losses from these exposures, it could reduce Interbank’s trading profits or cause it to suffer losses from trading activities, either of which could have a material adverse effect on our financial condition and results of operations.
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
Interest rate changes, including changes resulting from the discontinuation of LIBOR and related transition to alternative rates, could have a material adverse effect on our financial condition and results of operations.
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
Furthermore, on July 27, 2017, the United Kingdom’s Financial Conduct Authority (“FCA”), which regulates LIBOR, announced that it intended to phase out LIBOR. On March 5, 2021, the FCA announced that all LIBOR settings would either cease to be provided by any administrator or no longer be representative: (a) immediately after December 31, 2021, in the case of the one week and two month U.S. dollar settings; and (b) immediately after June 30, 2023, in the case of the remaining U.S. dollar settings. The United States Federal Reserve also advised banks to cease entering into new contracts that use USD LIBOR as a reference rate.

The announcement of discontinuation of this rate led to uncertainty, since LIBOR references approximately US$350 trillion of global transactions in a broad range of financial products, hence the cessation of LIBOR poses a financial stability risk. Regulators and market participants in various jurisdictions have been working to identify alternative reference rates that are compliant with the standards of the International Organization of Securities Commissions. In the U.S., the Alternative Reference Rates Committee (the “ARRC”), a committee convened by the Federal Reserve that includes market participants, has recommended the Secured Overnight Financing Rate (“SOFR”), a new index calculated by short-term repurchase agreements, backed by Treasury securities, as the alternative benchmark rate for U.S. dollar LIBOR. In that sense, the ARRC has put in place a paced transition plan with the goal of ensuring a successful transition from U.S. dollar LIBOR to SOFR.
The implementation of alternative benchmark rates is still in progress, although most banks have moved from LIBOR to SOFR in the case agreements indexed to the U.S. dollar LIBOR. The replacement of LIBOR could have an adverse effect on our business, results of operations or financial condition if we are unable to agree on an alternative benchmark, like SOFR, with our customers and financial counterparties in advance. Publication of SOFR began on April 3, 2018 and it therefore has a limited history. In addition, the future performance of SOFR cannot be predicted based on the limited historical performance. Prior observed patterns, if any, in the behavior of market variables and their relation to SOFR, such as correlations, may change in the future. While some pre-publication historical
data have been released by the Federal Reserve Bank of New York, such analysis inherently involves assumptions, estimates and approximations. The future performance of SOFR is impossible to predict and therefore no future performance of SOFR may be inferred from any of the historical simulations or historical performance. Furthermore, we may face a risk of litigation, disputes or other actions from clients, counterparties, customers, investors or others regarding the interpretation or enforcement of related provisions or if we fail to appropriately communicate the effect that the transition to alternative benchmark rates will have on existing and future products. Although we expect to adapt our valuation processes, IT infrastructure and pricing systems as new information arises, we can neither assure you nor calculate the impact this could have on our business and results of operations, if any.
In that sense, we have included fallback language in most of our contracts in which we assume a liability and for new client loans originated by Interbank. We continue to monitor our exposure, along with any new risks that may emerge as new developments and information is released to the market. Nevertheless, in July 2021, the ARRC announced that it was formally recommending the CME’s Group forward-looking SOFR term rates as the benchmark rate.
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
Before 2018, Interseguro used the mortality tables approved by the Chilean Superintendency of Securities and Insurance (
Superintendencia de Valores y Seguros
) and the Chilean Superintendency of Pensions (
Superintendencia de Pensiones
) which incorporated more
up-to-date
mortality information than the ones prescribed by the SBS before the approval of Resolution
No. 886-2018
by the SBS in March 2018.

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
Our subsidiaries’ credit ratings are an important component of their respective liquidity profile. Among other factors, Interbank’s credit ratings are based on its financial strength, the credit quality and concentrations in its loan portfolio, the level and volatility of its earnings, its capital adequacy, the quality of management, the liquidity of its balance sheet, the availability of a significant base of core retail and commercial deposits and its ability to access a broad array of funding sources. In addition, our subsidiaries’ lenders may be sensitive to the risk of a ratings downgrade, which could increase the cost of refinancing their existing obligations, raising funds in the capital markets and borrowing funds from private lenders, and could in turn have a material adverse effect on our financial condition and results of operations. Although our subsidiaries’ credit ratings have remained relatively stable over time, including throughout the
COVID-19
pandemic, our creditors may be sensitive to changes in our credit ratings, and/or outlook. The risk of a future ratings downgrade could increase the cost of refinancing our existing obligations, raising funds in the capital markets and borrowing funds from private lenders, and could in turn have a material adverse effect on our financial condition and results of operations.
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
A substantial portion of our investment portfolio consists of Peruvian sovereign and global bonds and Central Reserve Bank of Peru certificates of deposit, which represented 52.4% of our investment portfolio (before accrued interest) as of December 31, 2021. A default on Peruvian sovereign debt could have a material adverse effect on our financial condition and results of operations.

Interseguro may suffer losses in its investment portfolio because of risks associated with its real estate investments.
Interseguro’s investment portfolio includes real estate investments located solely in Peru. As of December 31, 2021, Interseguro’s investments in real estate projects totaled S/1,224.4 million, which represented 9.3% of Interseguro’s total investment portfolio. Real estate investments are relatively illiquid, and Interseguro’s ability to vary its portfolio of properties in response to changes in economic and other conditions is limited. If Interseguro wants or needs to sell a property, it may not be able to do so in the desired time period or on favorable terms, which could have a material adverse effect on our financial condition and results of operations.
Furthermore, Interseguro is exposed to risk in respect of its real estate investments that are under development, including delays in receiving zoning permits, construction delays, changes in regulation or lack of demand.
Interseguro also faces credit risks with respect to its real estate investments. Interseguro generally invests in land in order to develop commercial real estate projects. For these projects, Interseguro enters into long-term leases with
“built-to-suit”
tenants (typically 25 to 30 years) and medium-term leases with office tenants (typically two to five years). In the case of long- and medium-term leases, Interseguro’s tenants may experience a downturn in their businesses, which could weaken their financial condition and result in the tenants’ inability to make lease payments to Interseguro in a timely manner or at all. In 2021, as the effects of the
COVID-19
pandemic began to improve as government occupancy and curfew mandates were gradually lifted, enabling stores to operate almost at pre-pandemic
levels, we observed an improvement in tenants’ ability to make lease payments. For the year ended December 31, 2021, 6.5% of Interseguro’s tenants defaulted on payments and 2.3% deferred payments, as compared to 7.7% and 57.7%, respectively, for the year ended December 31, 2020. Despite this improvement, we can offer no assurance that this positive trend will continue, that additional tenants will not default, or that tenants who have deferred payments will ultimately be able to make them. For additional information on the impact of the
COVID-19
pandemic on our subsidiaries, see “—Global and local health concerns, including in relation to the ongoing
COVID-19
pandemic or other outbreaks of pandemics or contagious diseases, may adversely affect our and our subsidiaries’ business, financial condition and results of operations.”
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
Moreover, additional regulations or new requirements may emerge related to cybersecurity controls and data quality, as well as contractual commitments in accordance with standards established by the Information Security and Cybersecurity Management regulation (the “
Reglamento para la Gestión de la Seguridad de la Información y la Ciberseguridad
”), approved by SBS Resolution
No. 504-2021
(as amended). Any failure or perceived failure by financial and insurance institutions to comply with such obligations may result in governmental enforcement actions and regulatory penalties, which could have an adverse effect on our reputation. Moreover, in February 2021, the SBS approved amendments to the Plan Business Continuity regulation (the “
Reglamento para la Gestión de la Continuidad del Negocio
”), aimed to manage the enterprise and business unit levels, with business units identifying, measuring, monitoring, managing, and reporting these and other operational risks at a more detailed level. Failure to comply with these rules could result in a loss a material effect on results of operations and financial losses.
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

As a result of the
COVID-19
pandemic, cyber-security risks have increased primarily due to the remote workforce and the increased use of digital channels by our customers. In this sense, we have implemented additional cyber-security measures to prevent, detect, and respond to these enhanced cyber-security risks. These measures focus primarily on strengthening the security of the devices used by our employees working remotely, improving the authentication methods used on remote connections, increasing the frequency of our cyber-security awareness programs and enhancing the capacity of our cyber-security threat intelligence procedures.
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
Substantially all of the operations and customers of our subsidiaries are located in Peru. Accordingly, our financial condition and results of operations will be dependent on the level of economic activity in Peru. Our financial condition and results of operations could be affected by changes in economic conditions (both international and domestic), policies of the Peruvian government (which has exercised and continues to exercise substantial influence over many aspects of the private sector) and by other economic and political developments in Peru, including devaluation, currency exchange controls, limits on interest rates, seizure of private property, financial regulation, inflation, economic downturns, corruption scandals, social unrest and terrorism, among others.
Peru’s GDP growth rates, low inflation, and external surplus, reflect, in part, the strength of Peru’s economic fundamentals. However, a deterioration of the global economy or a sharp decrease in commodity prices may adversely affect Peru’s economy. In addition, an economic contraction or weak economic growth in Peru’s trading partners may have an adverse effect on Peru’s economy. Despite Peru’s ongoing economic growth and stabilization, social and political tensions and high levels of poverty and unemployment continue. The combination of these factors may be exacerbated by the macroeconomic impact of the ongoing
COVID-19
pandemic and the government’s response to prevent the spread and mitigate its effects, which may lead to economic, social and/or political crises which can spark a wave of protests and social unrest.
Furthermore, in the past, Peru has experienced political instability that has included a succession of regimes with differing economic policies and programs, followed by periods of stability. While Peru has been a stable democracy having completed a peaceful transition from the administration of President Ollanta Humala to President Pedro Pablo Kuczynski, who took office in July 2016, starting in 2018, Peru has suffered a series of government institutional crises due to, among other things, several corruption scandals involving prominent political figures, which have resulted in resignations and impeachment, including that of former President Pedro Pablo Kuczynski in 2018 and former President Martín Vizcarra in 2020, as well as investigations of certain members of the judicial system and the public ministry who are now facing prosecution. Following President Vizcarra’s impeachment, Peru underwent nationwide protests, which pursuant to Peruvian constitutional succession rules, resulted in Francisco Sagasti being sworn in as acting President of the Republic on November 17, 2020, to complete the remainder of the presidential term until July 2021.
A general election was held in on April 11, 2021 to elect Peru’s next President and Congress and as no presidential candidate received a majority in the first round of voting, a run-off
election took place on June 6, 2021 between the two candidates that received the most votes: José Pedro Castillo Terrones (
Partido Político Nacional Perú Libre
), a
far-left
candidate, and Keiko Sofia Fujimori Higuchi (
Fuerza Popular
), a center-right candidate. Following the
run-off
elections, Mr. Castillo received the most votes in the second round and was inaugurated President on July 28, 2021.
With respect to the congressional elections, the results were such that the Peruvian Congress is fragmented, composed by members of nine (9) political parties with no single party holding control. A fragmented Congress with no clear majority or controlling blocks, may make it difficult for President Castillo to govern and garner support to pass legislation. The economic and social impact resulting from the political uncertainty generated by these occurrences at the highest levels of government raises concerns on the ability of the government to implement long-term and consistent economic and social policies required to combat social and economic issues in the future, including those designed to promote economic growth and to counteract the impact of the COVID-19 pandemic.
The government’s failure to do so could materially impact our business and operations.

Previous governments have imposed controls on prices, exchange rates, local and foreign investment and international trade, restricted the ability of companies to dismiss employees, expropriated private sector assets and prohibited the remittance of profits to foreign investors. Former President Vizcarra was known for pursuing business-friendly and open-market economic policies, which remained in place during President Sagasti’s term. On October 27, 2021, President Castillo introduced a bill
(N° 583/2021-PE)
to the Peruvian Congress, which proposed to delegate to the executive branch the authority to regulate for a
90-day
period, certain tax, fiscal, financial and economic matters. This bill was approved and ratified into law as Law No. 31380 on December 27, 2021. During such
90-day
period various subsidies and reforms to certain financial system regulations were passed. However, although the
90-day
term has expired, and the terms of the approved law differed from those originally proposed by President Castillo, there is no certainty that President Castillo will not continue to pursue similar measures or return to business-friendly and open-market economic policies that stimulate economic growth and stability during his term. Such political uncertainty, or actual policies implemented by the Peruvian government, could impact interest rates and currency volatility, as well as adversely and materially affect the Peruvian economy, which could have a material adverse effect on our financial condition and results of operations.
Moreover, during the 1980s and the early 1990s, Peru experienced severe terrorist activity targeted against, among others, the government and the private sector. Despite the suppression of terrorist activity, a resurgence of terrorism in Peru may occur, which could disrupt the economy of Peru and our business.
There can be no assurance that Peru will not face continued or new economic, political or social problems in the future or that these problems will not adversely affect our business, financial condition and results of operations. Future government policies to pre-empt
or respond to social unrest could include, among other things, expropriation, nationalization, suspension of the enforcement of creditors’ rights and new taxation policies. In addition, considering there have been two impeachment attempts initiated in Congress against President Castillo in his first eight months in office, we cannot rule out the possibility of additional vacancy motions on the grounds of permanent moral incapacity in near future.
Public health crises and epidemics/pandemics, such as that being caused by the
COVID-19
pandemic, may materially and adversely affect Peru’s economy. Additionally, the Peruvian government measures adopted in order to address these health crises and epidemic/pandemics, such as the ongoing
COVID-19
pandemic, may not be sufficient to address their impact.
The Peruvian government continues to deploy various economic and public health measures to address the pandemic caused by
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
The
COVID-19
pandemic has had a material adverse impact on the Peruvian economy resulting in lower prices for primary goods, volatility in the financial markets, reduced international trade and lower activity in certain of the key drivers of the local economy. Prior to the pandemic, the Central Reserve Bank of Peru (the “Central Bank”) had predicted economic growth of 3.8% for 2020 and 2021; however, as a result of the
COVID-19
pandemic, Gross Domestic Product (“GDP”) dropped 11.0% in 2020 as compared to 2019, but GDP growth was 13.3% in 2021 as compared to 2020. The
COVID-19
pandemic has also adversely affected the global economy, including the economies of China and the U.S., resulting in, among other things, decreased demand for goods and services and decreased trade activity, which, in turn, may adversely affect Peru’s economy. In addition, the return of social distancing and stay-at-home
quarantine measures may affect dynamism of various productive sectors of the economy. Reduced activity in these economic sectors may result in reduced employment and less income for families and companies, which may again generate a simultaneous shock on supply and demand—a supply shock resulting from the abrupt paralysis of production in multiple sectors and on the demand side as a result of reduced consumption, which may amplify the negative effects on the economy.

Peru has committed significant resources to strengthening the public health system and social support to the neediest families to provide a public safety net to soften the economic impact of
COVID-19
on Peru’s most vulnerable citizens. However, there can be no assurance that these measures will be successful or sufficient to address the effects of the
COVID-19
pandemic or its current or future spikes. Economic stagnation, contraction and decreased income levels and increased unemployment levels could adversely impact our results of operation in the long term, even after
COVID-19
related restrictions are lifted. Over the long-term, we cannot assure you that the measures adopted by the Peruvian government to counteract the effects of the
COVID-19
pandemic will be sufficient to restore public confidence in the economy or to restore economic growth.
Fluctuations in the value of the sol could have a material adverse effect on our financial condition and results of operations.
As the Peruvian banking system is still partially dollarized, with 26.0% of gross loans and 43.0% of deposits denominated in U.S. dollars as of December 31, 2021, devaluation of the sol
against the U.S. dollar could have a negative impact on the ability of Interbank’s clients to repay loans and make premium payments.
We are exposed to currency mismatch risks. Within our insurance segment, a similar adverse effect could occur on Interseguro’s local debt holdings denominated in foreign currency. Despite any devaluation, and absent any change in foreign exchange regulations, Interbank and Interseguro would be required to continue to repay dollar-denominated deposits in U.S. dollars. In addition, while we seek to manage the gap between Interbank’s and Interseguro’s foreign currency-denominated assets and liabilities, by matching, for example, the volumes and maturities of Interbank’s sol
-denominated loans against Interbank’s
sol-
denominated deposits, we may not be successful in doing so. Therefore, any significant devaluation of the sol
against the U.S. dollar could have a material adverse effect on our financial condition and results of operations. In addition, a devaluation of the sol
against the U.S. dollar would decrease the dollar value of any dividends paid to us by our subsidiaries, and, as a result, our ability to pay dividends could be materially and adversely affected. An appreciation of the sol
could also have an adverse impact on our results of operations as reported in soles
, as Inteligo’s operations are denominated in U.S. dollars but our reporting currency is in soles
.
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
Any dividends paid to us by Interbank, Interseguro and Inteligo SAB will be paid in soles
. Peruvian law does not impose any restrictions on the ability of companies having operations in Peru to transfer foreign currencies from Peru to other countries, except for restrictions applicable to companies that have been convicted or have admitted to and/or acknowledged committing crimes against the Peruvian public administration or money laundering or equivalent crimes, as set forth in Urgency Decree
No. 003-2017
(Urgency Decree to Ensure Continuity of Public Utility Investment Projects and Safeguard Compensation to the State in Cases of Corruption), which restricts the transfer of both local and foreign currency abroad. Except for the restrictions set forth in such Urgency Decree, companies having operations in Peru may freely transfer foreign currency from Peru to other countries. If the Peruvian government were to implement restrictive exchange rate controls in the future, we might be obligated to seek an authorization from the Peruvian government to make dividend payments. We cannot assure holders of our common shares that such an authorization would be obtained. Any such exchange rate restrictions or the failure to obtain such an authorization could materially and adversely affect our ability to pay our shareholders.
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
The 2008 and 2009 global financial and economic crisis, principally driven by the subprime mortgage market in the United States, substantially affected the international financial system, including Peru’s securities market and economy. Additionally, the debt crisis in Europe, which began with the financial crises in Greece, Spain, Italy and Portugal, reduced the confidence of foreign investors, which caused volatility in the securities markets and affected the ability of companies to obtain financing globally. Doubts about the pace of global growth, particularly in the United States, contributed to already weak international growth in 2011, 2012 and 2013. More recently Brexit and regional developments in China and other Asian countries have contributed to increased volatility and uncertainty in a number of financial markets. In addition, the announcement of rate increases by the U.S. Federal Reserve, the trade war between the United States and China, and, while our direct exposure to Russia is limited, Russia’s large-scale military invasion of Ukraine and its probable escalation, among other factors, could have an impact on the Peruvian economy by adding inflationary pressures, which includes high food and energy prices.
Any interruption to the recovery of the developed economies, the continued effects of the global crises, a worsening or resurgence of the debt crisis in Europe, impacts due to Brexit or a new geopolitical tension in Europe resulting in economic and/or financial crisis, or a combination of the above, could affect the Peruvian economy, and consequently, materially adversely affect our business. Our business is particularly sensitive to economic and market conditions which affect products of various export industries, including textile, fishing, and agriculture. In addition, we are active in the real estate sector, which can also be highly sensitive to macroeconomic developments. Although we have relatively little exposure to the mining sector, a decline in commodity prices could negatively affect the Peruvian economy as a whole. Any increase in the number of delinquencies or defaults would result in higher levels of non-performing
assets and provisions for loan losses, which could have a material adverse effect on our financial condition and results of operations.
Additionally, adverse developments in regional or global markets or an increase in the perceived risks associated with investing in emerging markets in the future could adversely affect the Peruvian economy and, as a result, adversely affect our businesses.
Finally, the outbreak of
COVID-19
has affected the economy of some of our main trade partners, such as China, the United States and the European Union, which in turn negatively impacted Peru’s revenues from trade activity in 2020 despite the related increase in commodity prices which supported growth in trade activity in 2021. Furthermore, other adverse developments in regional or global markets or an increase in the perceived risks associated with investing in emerging markets in the future could adversely affect the Peruvian economy and, as a result, adversely affect our businesses.

A decline in the prices of certain commodities in the international markets could have a material adverse effect on our financial condition and results of operations.
In 2021, traditional exports, in particular mineral products, fishing products, agricultural products and petroleum and its derivatives, represented 73.8% of Peru’s total exports compared to 70.0% in 2020, according to the Central Reserve Bank of Peru figures. A growth in commodity prices in the international markets, especially traditional minerals which represented 62.8% and 60.9% of exports by value in 2021 and 2020, respectively, may have an adverse impact on government finances, which could affect both investor confidence and the sustainability of government expenditure and social programs. Thus, a decline in commodity prices could, ultimately, affect the political environment in Peru, especially as regional and local governments are particularly reliant on tax revenue from mining concerns. By potentially affecting private sector demand and investor confidence, lower commodity prices could also affect the banking and insurance sector, leading to, for example, lower credit demand, deteriorating asset quality and currency devaluation. A decline in commodity prices could also materially affect the finances of some of our clients that rely on revenue from natural resources.
The market volatility generated by distortions in the international financial markets may affect the Peruvian capital markets and the Peruvian banking system.
The global financial and economic crisis of 2008 and 2009 adversely affected and increased the volatility of the performance of the Lima Stock Exchange. In recent years, the Lima Stock Exchange has experienced increased participation from local and international retail investors that react rapidly to the effects from international markets. The general index of the Lima Stock Exchange increased by 6.1% in 2019 and increased by 1.4% in both 2020 and 2021. Volatility in the international markets may adversely affect the Peruvian capital markets and could therefore impact our ability to raise funds from local capital markets at a level necessary to fund our operations.
Although the Peruvian banking system has not experienced any significant liquidity problems in recent years, primarily because the major source of funds for local banks, including Interbank, is represented by the deposit base, future market volatility may affect do so. The occurrence of such volatility could have a material adverse effect on our financial condition and results of operations.
The operations of Interbank, Interseguro, Interfondos and Inteligo SAB could be adversely affected by an earthquake or other natural disasters.
Peru is affected by
El Niño
, an oceanic and atmospheric phenomenon that causes a warming of temperatures in the Pacific Ocean, resulting in heavy rains off the coast of Peru and various other effects in other parts of the world. The effects of
El Niño
, which typically occurs every two to seven years, include flooding and the destruction of fish populations and agriculture, and it accordingly can have a negative impact on Peru’s economy. For example, in early 2017,
El Niño
adversely affected agricultural production, transportation services, tourism and commercial activity, caused widespread damage to infrastructure and displaced people and resulted in a 1.5% drop in GDP growth in 2017 relative to 2016 figures. The Peruvian government estimated that
El Niño
caused U.S.$2.8 billion in damages in affected regions in the first half of 2017. In particular,
El Niño
has affected and could in the future affect our loan activity and asset quality, as loan agreements typically allow borrowers to extend payments for a certain amount of time due to
El Niño
and it could ultimately affect their payment capacity when the extensions run out.
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
Starting in 2018, Peru has suffered a series of government institutional crises due to, among other things, several corruption scandals involving prominent political figures, which have resulted in resignations and impeachment, including that of former President Pedro Pablo Kuczynski in 2018 and former President Martín Vizcarra in 2020, as well as investigations of certain members of the judicial system and the public ministry who are now facing prosecution. See “—Economic, social and political developments in Peru, including political instability, inflation and unemployment, could have a material adverse effect on our businesses”.
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
The Peruvian government regularly implements changes to its tax regulations and interpretations. Potential changes may include modifications in the taxable events, the taxable bases or the tax rates, or the enactment of temporary taxes that, in some cases, could become permanent taxes. The Peruvian government has recently introduced several changes related, among others, to thin capitalization rules (which prevents companies from deducting interests for tax purposes when certain thresholds are exceeded) and to the general anti-avoidance rule or GAAR (which entitles the tax and customs national superintendency to challenge the taxation of certain transactions with a substance-over-form criteria).
On October 27, 2021, President Castillo introduced a bill
(N° 583/2021-PE)
to the Peruvian Congress, which proposed to delegate to the executive branch the authority to regulate for a
90-day
period, certain tax, fiscal, financial and economic matters. This bill was approved and ratified into law as Law No. 31380 on December 27, 2021. During such
90-day
period various subsidies and reforms to certain financial system regulations were passed. However, although the
90-day
term has expired, and the terms of the approved law differed from those originally proposed by President Castillo, there is no certainty that President Castillo will not continue to pursue similar measures or return to business-friendly and open-market economic policies that stimulate economic growth and stability during his term. The effects of any tax reform that could be proposed in the future and any other changes that could result from the enactment of additional reform or changes in interpretation have not been, and cannot be, quantified. Any changes to the Peruvian tax regime or interpretation thereof may result in an increase of our and our subsidiaries’ tax liabilities and/or overall compliance costs, which could have a material adverse impact on our business, financial condition and results of operations. Furthermore, such political uncertainty, or actual policies implemented by the Peruvian government, could also impact interest rates and currency volatility, as well as adversely and materially affect the Peruvian economy, which could have a material adverse effect on our financial condition and results of operations.
The dollarization of the Peruvian economy hampers monetary policy, which in turn may have an effect on our business
.
Dollarization generally refers to the degree to which the U.S. dollar has displaced the sol
in the economy. Despite the positive effect that it may have on reducing cross-border transaction costs and preserving purchasing power, the dollarization of the Peruvian economy has also hampered monetary policy by undermining the Central Reserve Bank of Peru’s ability to control the money supply. Despite the government’s efforts to “solarize” the economy, the high degree of dollarization of the economy affects the Peruvian financial system by forcing the Central Reserve Bank of Peru to establish high levels of reserve requirements in U.S. dollars while also adding a risk to participating banks’ balance sheets, including Interbank. An appreciation of the U.S. dollar poses a risk to us and a systemic risk to the Peruvian financial system because of the levels of U.S. dollar-denominated assets and liabilities in the Peruvian financial system. This risk comes from the potential imbalance that a bank’s clients may experience when borrowing in U.S. dollars and earning in soles
. As a result, the SBS has been enacting rules aimed to make banks capable of identifying clients with potential imbalances and establishing reserves if necessary.
Under the Peruvian Banking and Insurance Law, all financial institutions regulated by the SBS (except for small-business development non-bank
institutions) are required to maintain a legal reserve (
encaje
) for certain obligations. The Central Reserve Bank of Peru may require additional and marginal reserves. The exact level and method of calculation of the reserve requirement is set by the Central Reserve Bank of Peru, which has issued different sets of regulations for foreign and local currency-denominated obligations of banks. We cannot assure you that the Central Reserve Bank of Peru will not increase the base rate or impose additional requirements in the future, or that such changes in the regulatory environment will not have an adverse effect on our business, financial condition or results of operations.
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
The trading price of our common shares may fluctuate substantially and may be higher or lower than the price holders of our common shares pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause holders of our common shares to lose part or all of their investment in our common shares. The factors that could cause fluctuations include, but are not limited to, the following:

•
overall price and volume fluctuations affecting the stock exchanges on which our common shares are listed, including financial market volatility as a result of Russia’s large-scale military invasion of Ukraine;

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
As of December 31, 2021, our controlling shareholder (Intercorp Peru) owned, directly and indirectly, 70.64% of our outstanding capital stock. Actions by Intercorp Peru with respect to the disposition of any of our common shares that it beneficially owns or the perception that such actions will occur, may negatively affect the trading price of our common shares.
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
Substantially all of our directors, officers and certain of the experts named herein reside outside the United States, and all or substantial portions of our assets are located outside the United States. As a result, it may not be possible for holders of our securities to effect service of process within the United States upon such persons or upon us, including with respect to matters arising under the federal securities laws of the United States, or to enforce against such persons or against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States.
We have been advised by our Peruvian counsel that any final and conclusive judgment for a fixed and final sum obtained against us in any foreign court having jurisdiction in respect of any suit, action or proceeding against us for the enforcement of any obligations assumed under our outstanding securities or this Annual Report on Form
20-F
would, upon request, will be deemed valid and enforceable in Peru through an exequatur judiciary proceeding (which does not involve the reopening of the case), provided
that (a) there is a treaty in effect between the country where said foreign court sits and Peru regarding the recognition and enforcement of foreign judgments or, (b) in the absence of such a treaty, the original judgment is recognized by Peruvian Courts (
Cortes de la República del Perú
) under such
exequatur
proceeding, subject to the provisions of the Peruvian Civil Code and the Peruvian Civil Procedure Code,
provided
further
, that the following conditions and requirements are met: (i) the foreign judgment does not resolve matters under the exclusive jurisdiction of Peruvian Courts, (ii) such foreign court had jurisdiction under its own conflicts of law rules and under general principles of international law on jurisdiction, (iii) the defendant was adequately served and was guaranteed due process under the laws of the jurisdiction of the issuing court, (iv) the foreign judgment has the status of res judicata
in the jurisdiction of the court rendering such judgment, (v) there is no pending litigation in Peru between the same parties for the same dispute, which shall have been initiated before the commencement of the proceeding that concluded with such foreign judgment, (vi) the foreign judgment is not incompatible with another judgment that fulfills the requirements of recognition and enforceability established by Peruvian law unless such foreign judgment was rendered first, (vii) the foreign judgment is not contrary to public order (
orden público
) or good morals (
buenas costumbres
), (viii) it has not been proven that such foreign court denies enforcement of Peruvian judgments or engages in a review of the merits thereof, (ix) the judgment has been (a) duly apostilled by the competent authority of the jurisdiction of the issuing court, in case of jurisdictions that are parties to the Hague Apostille Convention and has not opposed Peru’s accession thereto, or (b) certified by Peruvian consular authorities, in case of jurisdictions that are not parties to the Hague Apostille Convention, or then being a signatory country, opposed Peru’s accession thereto and is accompanied by a certified and officially translated copy of such judgment into Spanish, and (x) the applicable court taxes and filing fees have been paid.
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
If proceedings are brought in the courts of Peru seeking to enforce our obligations in respect of our common shares, we will not be required to discharge our obligations in a currency other than soles
. Under Peruvian exchange control limitations, an obligation in Peru to pay amounts denominated in a currency other than soles
may be satisfied in Peruvian currency only at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange rate may not afford non-Peruvian
investors with full compensation for any claim arising out of or related to our obligations under our common shares.
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
Based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, relevant market and shareholder data and our current business plans, we believe that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes with respect to our 2021 and current taxable years, and we do not anticipate becoming a PFIC in the future. Characterization as a PFIC could result in adverse U.S. tax consequences to holders of our common shares if they are U.S. investors. Certain elections may be available to mitigate the consequences if we are treated as a PFIC for U.S. federal income tax purposes. See “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Companies” included elsewhere in this Annual Report on Form
20-F.
One or more of our subsidiaries could be classified as a PFIC for U.S. federal income tax purposes.
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
Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, our management is required to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting.
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

The NYSE’s listing standards also require U.S. listed companies to adopt and disclose corporate governance guidelines. In December 2013, the SMV published the new Code of Good Governance for Peruvian Companies. Although we have implemented most of these measures, those principles are not mandatory and therefore we are not legally required to comply with the corporate governance guidelines, but are required to disclose whether or not we are in compliance. We are fully compliant with Panamanian corporate law and are part of the Index of Good Corporate Governance (
Índice de Buen Gobierno Corporativo
) maintained by the Lima Stock Exchange.
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
In accordance with Peruvian income tax laws and regulations, in the case of the direct or indirect transfer by a non-Peruvian
resident of shares issued by a Peruvian corporation, the Peruvian corporation whose shares were directly or indirectly transacted will be jointly liable with the non-Peruvian
transferor for any unpaid capital gain tax obligations (plus accrued interest and penalties) arising from such sale/purchase, if during any of the 12 months preceding the transaction, inter alia
, (i) the
non-Peruvian
transferor held an indirect or direct interest of more than 10% in the equity of the Peruvian corporation that issued the shares being directly or indirectly transferred, or (ii) the non-Peruvian
transferor and the Peruvian corporation that issued the shares being transferred consolidate financial statements. If such a transfer were to occur and the resulting Peruvian capital gains tax were not paid by the transferor, it could have a material adverse effect on our business, financial condition or results of operations.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company
Our legal name is Intercorp Financial Services Inc. and we are organized as a corporation (
sociedad anónima
) under the laws of Panama since 2006. Our principal executive offices are located at Av. Carlos Villarán 140, 5th Floor, Urbanización Santa Catalina, La Victoria, Lima 13, Peru. Our telephone number is +(511)
615-9011.
Our website is
www.ifs.com.pe
.

We are the majority owner and controlling shareholder of our subsidiaries, Interbank, Interseguro and Inteligo, which comprise our banking, insurance and wealth management segments, respectively. We are responsible for coordinating, supervising and establishing their strategy and management policies. In 2007, we conducted an initial public offering of our common shares publicly in Peru and privately outside of Peru. Our parent company is Intercorp Peru, a holding company for a group of companies operating mainly in Peru under the name “Intercorp”. Intercorp Peru’s main subsidiaries include our company and Intercorp Retail. Intercorp Retail acts as a holding company for the retail and real estate operations of Intercorp Peru in Peru. As of December 31, 2021, Intercorp Peru owns, directly and indirectly, 70.65% of IFS’ capital stock.
Interbank is an open-stock corporation (
sociedad anónima abierta
). Interbank was incorporated in Lima, Peru in 1897 and formerly conducted business under the names “Banco Internacional del Perú S.A.” and “Interbank”. In August 1994, as part of the government’s privatization efforts, 91% of Interbank’s share capital was acquired by Corporación Interbank, which subsequently transferred its holdings in Interbank to the Rodríguez-Pastor family through Intercorp Peru, a limited liability company organized under the laws of the Commonwealth of The Bahamas that is listed on the Lima Stock Exchange. After Interbank’s acquisition by Intercorp Peru in 1994, Interbank began conducting business under the name “Interbank” as part of a rebranding and modernization effort, and has become a leading universal bank in Peru. As of December 31, 2021, IFS holds 99.30% of the capital stock of Interbank.
Interseguro is a corporation (
sociedad anónima
) that was incorporated in 1998 by Intercorp Peru, pursuant to an agreement between Intercorp Peru and The Bankers Trust Company (“Bankers Trust”) (at the time the controlling shareholder of Consorcio Nacional de Seguros S.A.A., the largest insurer in Chile) to benefit from the expansion of the insurance business in Peru. In connection with the sale of Bankers Trust to Deutsche Bank AG in 1999, Bankers Trust’s interest in Interseguro was sold to a group of Chilean investors, and in 2000 Intercorp Peru acquired the portion of Interseguro that it did not own.
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
Inteligo was incorporated under the laws of the Republic of Panama in 2006. Inteligo Bank is a corporation that was incorporated in 1995 in The Bahamas and formerly conducted business under the names of Interbank Overseas Ltd. and Blubank Ltd. Inteligo SAB is a corporation (
sociedad anónima)
that started operations in 1993. On July 18, 2014, the board of directors of IFS approved the acquisition of Inteligo, effective on August 1, 2014. This reorganization entailed the acquisition of 100% of Intercorp Peru’s shares in Inteligo by IFS in exchange for 19.5 million IFS common shares. Inteligo SAB is organized under the laws of Peru, and is licensed by the SMV to operate in Peru and conduct brokerage, custody, portfolio management and advisory services.
Interfondos S.A., Sociedad Administradora de Fondos (“Interfondos”) is a corporation (
sociedad anónima
) that started operations in 1994. It is organized under the laws of Peru, and is licensed by the SMV to operate in Peru and conduct mutual funds and investment funds management services.
In January 2019, we announced the consolidation of our wealth management activities at Inteligo by transferring Interbank’s mutual funds subsidiary, Interfondos, to Inteligo, where asset management is the core business.
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
Although historically since 2008 we have delivered returns for our shareholders supported by a strong bottom-line generation, our distribution of dividends in 2021, based on our 2020 results, were negatively affected by the
COVID-19
pandemic. In 2020, dividends were U.S.$202 million based on 2019 results. In 2021, we paid U.S.$88.9 million in dividends based on 2020 results.
Furthermore, in November 2021, IFS

agreed to distribute U.S.$75.0 million in extraordinary dividends, which were paid in December 2021 and based on retained earnings. In 2022, dividends will be U.S.$202.0 million based on 2021 results. In addition, our market capitalization has increased from U.S.$1.2 billion in 2007 to U.S.$3.0 billion as of December 31, 2021, based on a price of U.S.$26.38, as reported by the NYSE on the same date.
We also continue to make significant digital and physical infrastructure capital expenditure investments in our different segments. For a description of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures Program”.
The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The materials included in this Annual Report on Form
20-F
may be downloaded at the SEC’s website:
http://www.sec.gov
. Any filings we make are also available to the public over the Internet at the SEC’s website and at our website at
https://www.ifs.com.pe
. (This URL and other URLs in this Annual Report on Form
20-F
are intended to be inactive textual references only. None are intended to be active hyperlinks to websites. Any information which might be accessible through a hyperlink referenced from any URL referenced in this report, is not and shall not be deemed to be incorporated into this Annual Report on Form
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
Our key strategic priority is to achieve digital excellence for our customers by providing them with a world-class, flexible and secure digital platform. We believe our digital transformation is vital to our continued growth and profitability, and for this reason we have been investing in developing the capabilities necessary to offer digital products and services to our customers. In December 2021, more than 2,129,000 retail customers used our digital platform compared to more than 600,000 retail customers in December 2017. More than 1,576,000 retail customers no longer utilize physical channels other than ATMs as of December 2021. We are aiming to allow our customers to have a 100% digital relationship with us in an efficient and secure manner. We have also streamlined our physical presence and reduced the number of branches by approximately 35% since its peak in 2016, focusing on educating our customers in the use of our digital platform. To accompany this transformation, we are in the process of redesigning our physical presence in order to better serve the evolving needs of our customers. We have substantially increased migration of low-value-added
transactions to more efficient digital channels, and we have increased sales of products to existing customers, as well as increased new customer acquisition of which a growing number are being acquired digitally or “born-digital.”

We aim to be the company that best knows the needs of Peruvians. Our advanced analytics and technology capabilities continue to be enriched with new sources of data and new tools that technology offers, such as cloud, real-time decision, machine learning and artificial intelligence. We believe that a deep knowledge of our current and potential customers allows us to offer them the best solutions for their financial needs across our banking, insurance and wealth management segments. Through this deep knowledge we have also been able to enhance our risk models, helping us to propel growth and continue to improve our profitability.
The following table shows the evolution of our reported net profit, dividends, ROE and ROA and our adjusted net profit, ROE and ROA, from 2019 through 2021:

	For the years ended December 31,
	2021	2021	2020	2019
	(U.S.$ in millions) (3)	(S/ in millions)
Net profit	451.5	1,800.2	383.5	1,450.1
Adjusted net profit (1)	—	—	—	1,479.1
Dividends declared for the year (2)	202.0	751.5	332.1	698.2
ROE	—	19.3%	4.5%	18.3%
Adjusted ROE (1)	—	—	—	18.6%
ROA	—	2.0%	0.5%	2.1%
Adjusted ROA (1)	—	—	—	2.2%

(1)
Net profit, ROA and ROE for the year ended December 31, 2019 exclude financial expense of S/29.0 million after taxes from the execution of a liability management transaction at Interbank. Adjusted net profit, adjusted ROA and adjusted ROE are non-GAAP
accounting measures and should not be considered in isolation or as a substitute for net profit, ROA or ROE, or other performance measures. See “Presentation of Financial
Information—Non-GAAP
financial measures” and “Item 4. Information on the Company—Business
Overview—Non-GAAP
Financial Measures.” We did not adjust net profit, ROA or ROE for the years ended December 31, 2021 and 2020, respectively.

(2)
Dividends are declared and paid in U.S. dollars. Except for declaration and payment of extraordinary dividends, dividends declared for fiscal year 2021 will be paid in 2022, dividends declared in 2020 and 2019 were paid in 2021 and 2020 and amounted to U.S.$89 million and U.S.$202 million, respectively. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends and dividends policy”.

(3)	Amounts stated in U.S. dollars as of and for the year ended December 31, 2021 have been translated from soles at the exchange rate of S/3.987 = U.S.$1.00.
As of December 31, 2021, we had total assets of S/90.0 billion (approximately U.S.$22.6 billion), total gross loans of S/44.7 billion (approximately U.S.$11.2 billion), total deposits and obligations of S/48.9 billion (approximately U.S.$12.3 billion) and shareholders’ equity of S/9.6 billion (approximately U.S.$2.4 billion).
For the year ended December 31, 2021, our consolidated net profit was S/1,800.2 million as compared to S/383.5 million in 2020. Despite the ongoing
COVID-19
pandemic and the economic and political uncertainty in the run up to the presidential general election in Peru, net profit recovered in 2021 mainly due to (i) higher revenues across all subsidiaries and (ii) lower provisions at Interbank, as compared to 2020 when consolidated net profit was materially adversely affected as a result of the impact of the
COVID-19
pandemic on our subsidiaries’ businesses.
We operate the following three business segments:

•
Banking
: Interbank is the second largest provider of consumer loans in Peru with a 22.6% market share in terms of total gross consumer loans outstanding as of December 31, 2021, according to the SBS. Interbank is the largest provider (among non-government
owned banks) of payroll deduction loans to public sector employees with a 25.2% market share as of December 31, 2021, according to the SBS. Additionally, it is the fourth largest bank in Peru in terms of outstanding retail mortgages and the fourth largest bank in Peru in terms of commercial lending, third in total deposits and fourth in total assets. Interbank has built one of the most convenient and extensive retail banking distribution platforms in Peru including, online banking, mobile applications, a total of 189 financial stores, 1,581 ATMs and 6,027 correspondent agents (includes external network), as of December 31, 2021.

As of and for the year ended December 31, 2021, Interbank represented 76.2% of our total assets.
For the 2021 fiscal year, Interbank declared a dividend of S/600.2 million (or, approximately U.S.$150.5 million) of which S/596.0 million (or, approximately U.S.$149.5 million) will be paid to IFS, which represents 59.2% of total dividends to be received by IFS.

With a significant focus on the emerging middle class, Interbank has a higher percentage of retail loans, which account for 49.1% of its total loan portfolio, compared to the banking system of 31.9% as of December 31, 2021.
Interbank’s CAGR in gross loans, and deposits and obligations between 2017 and 2021 was 11.5% and 10.1%, respectively. For the year ended December 31, 2021, Interbank reported a profit of S/1,360.3 million attributed to a reduction in impairment loss on loans and increases in other income and in net fee income from financial services.

•
Insurance
: Interseguro is the leading provider of annuities (excluding private annuities) in Peru, with a 32.0% market share as measured by total premiums collected during 2021, according to the SBS, and is one of the leading life insurance companies in Peru. In addition, Interseguro offers private annuities, individual life insurance, disability and survivorship insurance, as well as low premium retail insurance products, including credit life, mandatory traffic accident insurance (“SOAT”), car insurance and credit card protection insurance, through a comprehensive multi-channel distribution platform which includes Interseguro’s sales force, which is a key component of Interseguro’s sales. Interseguro also distributes through Interbank, retailers and its own digital channels. Due to the
COVID-19
pandemic, Interseguro retooled its sales force to provide customers with a 100% remote assistance and digital operation. Prior to the pandemic, sales in annuities and life insurance products were only conducted in-person,
but digitalization of these sales was accelerated.

According to the SBS, in 2021, Interseguro was the second largest insurance company measured by reserves, driven both by organic growth and the acquisition of Seguros Sura in November 2017, which both improved its ROE and doubled its asset size.
As of and for the year ended December 31, 2021, Interseguro represented 17.0% of our total assets.
For the 2021 fiscal year, Interseguro declared a dividend of S/201.9 million (or, approximately U.S.$50.6 million), which represents 20.0% of total dividends to be received by IFS. For the year ended December 31, 2021, Interseguro’s net profit was S/272.7 million and its ROE was 28.2%.

•
Wealth management
: Inteligo is a provider of wealth management services, which includes banking, financing, brokerage and investing activities for high net worth individuals through three operating subsidiaries: Inteligo Bank, Inteligo SAB (brokerage) and Interfondos (mutual funds).

As of and for the year ended December 31, 2021, Inteligo represented 6.4% of our total assets.
For the 2021 fiscal year, Inteligo declared a dividend of U.S.$52.5 million (or approximately S/209.3 million), which represents 20.8% of total dividends to be received by IFS.
Inteligo’s CAGR in assets under management was 9.1% between 2017 and 2021. In addition, for the year ended December 31, 2021, Inteligo’s net profit was S/283.5 million and ROE was 23.0%.
The following tables provide certain financial and other information about our three business segments for the period indicated.

			As of and for the year ended December 31, 2021
	Assets		Equity		Net Profit/(Loss)		Adjusted Net Profit/ (Loss)
	(S/ in millions)%		(S/ in millions)%		(S/ in millions)%		(S/ in millions)%
Banking	68,584.0	76.2%	7,002.0	73.3%	1,360.3	75.6%	—	—
Insurance	15,254.5	17.0%	873.6	9.1%	272.7	15.2%	—	—
Wealth management	5,722.5	6.4%	1,295.1	13.6%	283.5	15.8%	—	—
Holding and eliminations (1)	392.9	0.4%	384.6	4.0%	(116.4)	(6.5%)	—	—

Total	89,953.9	100.0%	9,555.4	100.0%	1,800.2	100.0%	—	—

(1)	Holding and eliminations corresponds to expenses of IFS and elimination of intercompany transactions.

The following table provides relevant information about dividends declared by each of our subsidiaries:

	SBS GAAP						IFRS
	Interbank			Interseguro			Inteligo Bank

	For the years ended December 31,
	2021	2020	2019	2021	2020	2019	2021	2020	2019

	(S/ in millions)						(U.S.$ in millions)
Net profit for the period (1)	1,200.5	264.9	1,221.5	303.6	256.6	435.9	71.5	71.6	58.1
Dividends declared (2)	600.2	—	302.3	201.9	200.0	200.0	52.5	38.0	30.0
Payout ratio	50%	—	24.7%	66.5%	77.9%	45.9%	73.4%	53.1%	51.6%

(1)
For Interbank and Interseguro, this information is calculated using SBS GAAP. This table is presented in this manner because our Peruvian subsidiaries pay dividends to us on the basis of SBS GAAP and Inteligo pays dividends to us on the basis of IFRS. In all cases, the information is derived from stand-alone information from each entity.

(2)	Represents dividends for the fiscal year which are declared and paid in the following year.
The following tables provide certain financial and other information about our consolidated business.

	As of and for the year ended December 31,
	2021	2021	2020	2019

	(U.S.$ in millions) (1) (2)	(S/ in millions) (2)
Balance Sheet and Income Statement Items
Total assets	22,561.8	89,953.9	88,236.0	71,562.3
Total gross loans	11,208.5	44,688.2	43,081.9	38,257.1
Total deposits and obligations	12,264.3	48,897.9	47,149.3	38,093.2
Total equity, net	2,396.6	9,555.4	8,953.9	8,903.4
Net profit (attributable to IFS’ shareholders)	449.0	1,790.2	383.3	1,441.3
Other Information
Adjusted net profit (attributable to IFS’ shareholders) (3)	—	—	—	1,470.3

	As of and for the year ended December 31,
	2021	2020	2019
Profitability Ratios
Net interest margin (4)	4.1%	4.5%	5.3%
Risk adjusted NIM (5)	3.7%	1.4%	4.1%
Efficiency ratio (6)	34.7%	32.2%	34.4%
ROA	2.0%	0.5%	2.1%
Adjusted ROA (3)	—	—	2.2%
ROE	19.3%	4.5%	18.3%
Adjusted ROE (3)	—	—	18.6%

	2021	2020	2019
Asset Quality and Capitalization
Past-due-loans as a % of total gross loans (7)	3.5%	3.3%	2.5%
Cost of risk (8)	0.9%	5.8%	2.1%
Core equity Tier 1 ratio of Interbank (9)	12.5%	11.5%	11.6%

	As of and for the year ended December 31,
	2021	2020	2019
Distribution Network and Customers
Financial stores	189	215	256
ATMs	1,581	1,640	1,598
Correspondent agents (includes external network)	6,027	5,713	4,359
Number of digital customers (10)	2,128,785	1,718,005	1,221,766
Percentage of digital users (10)(11)	80%	75%	63%

(1)	Amounts stated in U.S. dollars as of and for the year ended December 31, 2021 have been translated from soles at the exchange rate of S3,987 = U.S.$1.00.

(2)	Except for percentages and ratios and distribution and customer data.

(3)
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
Information—Non-GAAP
financial measures” and “Item 4. Information on the Company—Business
Overview—Non-GAAP
Financial Measures.” We did not adjust net profit, ROA or ROE for the years ended December 31, 2021 and 2020, respectively.

(4)	Net interest margin is defined as (x) net interest and similar income divided by (y) average interest-earning assets. See “Item 4. Information on the Company—Selected Statistical Information.”

(5)	Risk adjusted net interest margin is defined as net interest margin after impairment loss on loans, net of recoveries.

(6)
Efficiency ratio is calculated by dividing (x) salaries and employee benefits plus administrative expenses plus depreciation and amortization by (y) net interest and similar income plus net fee income from financial services plus other income plus net premiums earned.

(7)	At end of period. See “Presentation of Financial Information—Loan Portfolio Data”.

(8)	Cost of risk is defined as impairment loss on loans, net of recoveries divided by average gross loans.

(9)	Calculated for Interbank only pursuant to SBS regulations.

(10)	In the month of December for each full year.

(11)	Percentage of digital users over total clients that interact with Interbank.
Non-GAAP
Financial Measures
In this Annual Report on Form
20-F,
we use adjusted net profit, adjusted ROE and adjusted ROA. These measures are not calculated in accordance with IFRS and we collectively refer to these as non-GAAP
financial measures. For more information, see “Presentation of Financial
Information—Non-GAAP
Financial Measures”.
The table below presents adjusted net profit, adjusted ROE and adjusted ROA on a consolidated basis and for each of our three business segments, if any, as of and for the year ended December 31, 2019. We did not adjust net profit, ROA or ROE for the years ended December 31, 2021 and 2020, respectively.

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

(1)
Adjusted net profit of the banking segment, for the year ended December 31, 2019, is calculated excluding (i) financial expense of S/29.0 million after taxes from the execution of a liability management transaction and (ii) the gain of S/32.4 million after taxes on the sale of Interfondos to Inteligo, which is eliminated upon consolidation. For the year ended December 31, 2019, for our wealth management segment, we defined adjusted net profit as net profit excluding financial expense of S/3.8 million related to the amortization of assets received as part of the acquisition of Interfondos, which is also eliminated upon consolidation. Adjusted net profit is a non-GAAP
financial measure and should not be considered in isolation or as a substitute for net profit, or other performance measures. See “Presentation of Financial
Information—Non-GAAP
financial measures.”

The following table reflects the reconciliation, if any, of adjusted net profit, adjusted ROE and adjusted ROA on a consolidated basis as of and for the year ended December 31, 2021, 2020 and 2019.

	For the year ended December 31,
	2021	2020	2019

	(S/ in millions)
Net profit (A)	1,800.2	383.5	1,450.1
Finance expenses from Interbank’s liability management (B)	—	—	29.0
Adjusted net profit (D) = (A) + (B)	—	—	1,479.1
Average total equity (E)	9,309.5	8.515.1	7,928.5
ROE (A) / (E)	19.3%	4.5%	18.3%
Adjusted average total equity (F)	—	—	7,934.3
Adjusted ROE (D) / (F)	—	—	18.6%
Average total assets (G)	90,231.7	79,880.4	67,928.0
ROA (A) / (G)	2.0%	0.5%	2.1%
Adjusted ROA (D) / (G)	—	—	2.2%
Market Opportunity
We believe that the ongoing growth of the Peruvian economy, the expanding middle class, the growth of private wealth creation in Peru, the low penetration of financial services and the well-capitalized and profitable Peruvian financial system offer significant opportunities for our continued growth despite the increased political uncertainty. Moreover, the economic impact caused by the ongoing
COVID-19
pandemic and the response measures implemented by the Peruvian government opened up new opportunities to accelerate our digital transformation and growth in deposits and loans, enabling us to efficiently acquire and serve more clients, while providing distinctive and convenient customer service and greater access and inclusion to financial services to previously underserved Peruvians.
Growing economy with solid macroeconomic fundamentals
Although the effects of the
COVID-19
pandemic led to a GDP contraction of 11.0% in 2020 in Peru (compared to contractions of 6.8% in Colombia, 6.0% in Chile, 8.2% in Mexico and 4.1% in Brazil), Peru’s GDP increased to 13.3% in 2021 (compared to growth rates of 10.6% in Colombia, 12.0% in Chile, 4.8% in Mexico, and 4.6% in Brazil). Moreover, prior to the pandemic, Peru’s average GDP growth rate was 3.2% between 2015 and 2019, according to the World Bank, a higher rate than those of Peru’s peer countries in Latin America during the same period (Colombia at 2.4%, Chile at 2.0%, Mexico at 2.0%, and Brazil at negative 0.6%).
The Peruvian government’s prudent management of the economy, conservative fiscal policy, coupled with the Central Reserve Bank of Peru’s cautious management of inflation and international reserves have contributed to economic development, increased internal consumption and strong macroeconomic fundamentals, including low levels of public debt, low inflation, low fiscal deficit and high levels of international reserves. However, 2021 was characterized by global inflationary pressures that have resulted in an inflation rate that has been temporarily above the Central Reserve Bank of Peru’s target and higher inflation expectations for 2022 and beyond. Peru’s strong track record of macroeconomic policy credibility, consistency and ability to adapt to changes has helped it to achieve investment grade ratings of Baal by Moody’s Investor Service (“Moody’s”), BBB+ by Standard & Poor’s Rating Services (“S&P”) and BBB by Fitch Ratings Ltd. (“Fitch”) as of December 31, 2021. In its most recent forecast as of March 2022, the Central Reserve Bank of Peru has estimated real GDP growth for Peru of 3.4% for 2022 and 3.2% for 2023, as compared to the 13.3% increase registered in 2021 due to the low comparison as a result of the effects of the
COVID-19
pandemic.
Evolution of the middle class and affluent population
The core of our customer base is Peru’s middle class and affluent population. According to INEI, the poverty rate in Peru increased to 30.1% in 2020, attributed to the impact of the
COVID-19
pandemic, after reaching a historical low of 20.2% in 2019, reaching levels similar to 2010 (30.8%). GDP per capita in U.S. dollars has grown from U.S.$5,082 in 2010 to U.S.$7,028 in 2019 but retreated to U.S.$6,127 in 2020 due to the impact of the
COVID-19
pandemic, according to the World Bank. For 2021, Peru had a total population of 33.1 million, and according to the
Asociación Peruana de Empresas de Investigación de Mercados
(APEIM), Peru’s middle and upper socioeconomic segments (segments A, B and C) have significantly expanded and, as of 2021, represented 48% of the population compared to 42% in 2010. We believe that a growing middle class and affluent population creates a greater need for financial services, particularly for increasingly sophisticated banking, insurance and wealth management products. These growing socioeconomic segments support growth and profitability across our business. Additionally, based on macroeconomic trends, we expect the number of high net worth individuals in Peru and the size of their investable assets to continue to grow and further increase the market for wealth management services.

Low financial services penetration
We believe that growth potential in Peru’s financial services sector continues to be significant. Despite sustained recent growth of 9.3% CAGR in total gross loans between 2017 and 2021, banking penetration in Peru, measured as the ratio of loans-to-GDP,
was 40.1% as of December 31, 2021, according to the SBS and the Central Reserve Bank of Peru. This represents a decline over the 45.4% registered as of December 31, 2020 and is mainly explained by the base effect resulting from (i) lower balances of Reactiva Peru loans in 2021 as compared to 2020, and (ii) the recovery in GDP growth in 2021. However, this also represents an improvement compared to the 37.2% registered as of December 31, 2019. We believe this general increase demonstrates that it is feasible to rapidly increase financial penetration in Peru through these types of programs. Moreover, within the retail banking segment, we believe that penetration potential is even more significant in mortgages given that as of December 31, 2021, there were approximately 0.2 million mortgages outstanding in Peru for a population of approximately 33.1 million, compared to approximately 1.6 million mortgages outstanding in Chile for a population of approximately 19.7 million. Similarly, according to industry sources, insurance penetration in Peru, measured as the ratio of premiums-to-GDP
as of December 31, 2020, is estimated to be 2.0%, which is lower than the average ratio of 3.1% for the group of peer countries in Latin America, and less than the ratio of 4.0% for Chile.
Introduction of Reactiva Peru government-sponsored credit guarantee program amidst the
COVID-19
pandemic
In response to the
COVID-19
pandemic, in April 2020, the Peruvian government introduced Reactiva Peru. The program, which was subsequently expanded to S/60 billion, was designed to ensure the continuity of payments to lenders and stabilize the economy by allowing Peruvian banks to originate low interest-rate, Central Bank-funded, commercial loans, guaranteed between 80% and 98% by the Peruvian government. This program allowed companies to obtain working capital loans and comply with their short-term obligations to workers and suppliers of goods and services. As initially designed,loans disbursed under the Reactiva Peru program were to have a maximum duration of 36 months with a
12-month
grace period. Given the low risk and their interest in supporting the financial needs of their customers, Peruvian banks have been growing their Reactiva Peru loan segments substantially. In 2020 and 2021, according to the Central Bank, loans to the private sector grew 11.8% and 4.3%, respectively, mainly due to disbursements and partial extension of loans under the Reactiva Peru program. Excluding the effect of the Reactiva Peru program, loans to the private sector would have decreased 5.1% in 2020, but increased 9.3% in 2021. In March 2021, the Peruvian government approved an initiative to provide further relief for loans disbursed under the Reactiva Peru program, by providing for a rescheduling process for such loans, including a new grace period of up to 12 months. The rescheduling program initially covered up to S/16 billion (27% of the initial program) in loans disbursed and companies had until July 15, 2021 to request the rescheduling of their outstanding loans under certain conditions, which were assessed by the respective financial institutions according to the size of the company and of the loan that was initially granted. Moreover, in order to establish measures to continue promoting the financing of SMEs affected by the
COVID-19
pandemic, the Peruvian government extended the deadline to request the rescheduling of Reactiva Peru loans until December 31, 2021.
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
COVID-19
pandemic
Customers of the Peruvian financial system have been able to request the rescheduling of their debts and postponement of their obligations under different schemes implemented in response to the
COVID-19
pandemic, some of which do not require payment of additional interest or fees. As of December 31, 2021, Interbank’s loans that were subject to some kind of rescheduling represented S/6.3 billion or 14.6% of the total loan portfolio, of which, S/4.5 billion were retail loans (21.3% of Interbank’s total retail loans), and the remaining S/1.8 billion were commercial loans (8.0% of Interbank’s total commercial loans). In comparison, as of December 31, 2020, Interbank’s loans that were subject to some kind of rescheduling represented S/10.5 billion or 25.2% of the total loan portfolio, of which, S/7.5 billion were retail loans (39.1% of Interbank’s total retail loans), and the remaining S/3.0 billion were commercial loans (13.2% of Interbank’s total commercial loans).

Well-capitalized financial system
As a result of sound regulation and prudent management, the Peruvian financial system is well-capitalized, according to figures published by the SBS. Gross loans in Peru (measured in soles
) have grown at a CAGR of 9.3% between December 31, 2017 and December 31, 2021, while the banking system’s asset quality has remained strong with a ratio of past-due
loans as a percentage of total gross loans of 3.8% and a ratio of impairment allowance for loans as a percentage of past-due
loans of 155.5% as of December 31, 2021, according to the SBS. Capitalization of the Peruvian banking system has consistently been well above regulatory requirements with a total capital ratio of the banking system of 14.9% as of December 31, 2021, according to the SBS. Interbank’s capitalization ratio was 15.9% and Interseguro’s regulatory solvency ratio was 152.8%, according to the SBS as of December 31, 2021.
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
Leading financial services provider focused on retail customers and highly attractive businesses
We target retail customers and growing and profitable businesses in Peru. We have highly recognized and trusted brands in each of our segments, Interbank in banking, Interseguro in insurance and Inteligo in wealth management. Within our banking segment, Interbank focuses primarily on retail banking, where we believe we are able to obtain higher profitability, with 49.1% of its loan portfolio constituting retail loans, compared to 31.9% for the Peruvian banking system, as of December 31, 2021, according to the SBS. Interbank is the second largest provider of consumer loans among banks in Peru, with a 22.6% market share as measured by gross consumer loans as of December 31, 2021, compared with 24.4% for BCP, 16.4% for Scotiabank and 13.9% for BBVA. Interbank is also the largest privately-owned bank provider of payroll deduction loans to public sector employees, with a 25.2% market share by payroll deduction loans, in each case as of December 31, 2021.
We believe that our focus on the retail market has allowed Interbank to obtain a higher ROE than the banking system on average. This higher ROE is driven by a balanced consumer loan portfolio where two of our most profitable products are credit cards and payroll deduction loans. Interbank has the highest net interest margins when compared to the three largest banks in Peru, due to its higher weighting in retail banking and consumer loans when compared to its peers. Low delinquency rates on our payroll deduction loans reduce the overall credit risk exposure of our consumer loans portfolio.
Our commercial banking business serves a range of clients spanning large corporates, mid-corporates
and
small-sized
and
medium-sized
companies (“SMEs”). We are focusing on increasing our market share in mid-corporates
and SMEs while maintaining our large corporate business with a profit-oriented approach. In this context, our participation in the Reactiva Peru program allowed us to start new business relationships with clients from the mid-corporate
and SME segments, reaching a market share of 7.7% for
mid-corporates
and 5.8% for SMEs as of December 31, 2021, according to the SBS. We believe that these segments will continue to provide additional growth opportunities in the coming years. Moreover, our overall commercial loan portfolio provides us with a lower risk component that balances our total loan portfolio.

We believe that Interseguro provides us with a fast-growing and profitable business. In our insurance segment, Interseguro is the leading provider of annuities in Peru, despite the effect of the
COVID-19
pandemic and the economic and political uncertainty in the run up to the presidential general election in Peru, with a market share of total annuities (excluding private annuities) of 32.0% as measured by premiums collected for the year ended December 31, 2021, according to the SBS. We focus on the middle class and affluent population in Peru, a segment we believe is substantially underpenetrated in insurance services. During April 2016, the Peruvian Congress enacted a law that allowed retirees to withdraw up to 95.5% of their accumulated capital in cash in their mandatory pension account upon retirement, resulting in a significant reduction of retirement annuities sold by Peruvian insurance companies, including Interseguro. In this context, in order to keep its position as a leading provider in annuities, in 2016, Interseguro launched its private annuities product which allows retirees to receive a fixed income either for life or a fixed period. As of the date of this Annual Report on Form
20-F,
most of the customers of private annuities and their funds originate from retirees who choose to buy a product from an insurance company rather than from a private pension fund. Interseguro is also a leading provider of life insurance with the acquisition of Seguros Sura and we believe this market provides an additional opportunity for growth. Finally, the company’s digital channels are taking a leading role inside the company’s structure.
Within our wealth management segment, we believe Inteligo is well positioned to capture an increasing share of the number of high net worth clients. Inteligo’s CAGR in assets under management was 9.1% between December 31, 2017 and December 31, 2021. We believe that both Inteligo’s position as a provider of tailored wealth management services and its ability to provide its customers with both local and international investment products will help increase its share of wallet among high-net-worth
individuals, while delivering high levels of growth and profitability.
Track record of sustained growth supported by our strong and growing market share and high profitability
Our strong track record of growth is supported by our increased market share, improvements in efficiency, and high profitability across our business segments. At Interbank, we have gained significant market share over the years. Our market share in total gross loans has increased from 9.4% in 2007, 11.1% in 2015, to 12.3% in 2021, while our market share in total deposits has grown from 9.3% in 2007, 12.1% in 2015, to 13.4% in 2021. We are focused primarily on retail banking because we believe that it presents significant growth opportunities and higher profitability. In retail banking, Interbank’s outstanding retail loans, including consumer and mortgage loans, increased 9.5% between December 2020 and December 2021, as compared to the 7.6% increase registered for the Peruvian banking system, according to the SBS. Our market share was 22.6% in consumer loans in December 2021, the second largest in the market. In the same period, Interbank has held a strong position across retail products, with market shares of 17.3% and 18.9% of total retail loans in 2016 and December 2021, respectively, according to the SBS. With respect to mortgage loans, Interbank’s market share increased from 13.1% in 2016 to 15.3% in December 2021, according to the SBS. Interbank’s increasing market shares have been accompanied by high profitability, with ROE averaging 18.4% compared to 15.4% for the Peruvian banking system, from 2016 to 2021. The commercial banking division at Interbank has also grown faster than the Peruvian banking system, and was recently boosted by our participation in the Reactiva Peru program. However, Interbank’s outstanding commercial loans declined 1.7% between December 2020 and December 2021, as compared to the 7.3% increase registered for the system, according to the SBS.
Interseguro’s positioning in the industry increased, with market shares in annuities by premiums (excluding private annuities) of 22.7% in 2007, 24.5% in 2015 and 32.0% in December 2021. Interseguro’s assets increased at a CAGR of 24.1% compared to 10.4% for the Peruvian insurance industry between 2017 and 2021. Between 2016 and 2021, Interseguro’s ROE averaged 24.6% compared to 12.6% for the Peruvian insurance industry, both according to the SBS. Interseguro’s ROE was 19.9% for the year ended December 31, 2021, according to the SBS.
Inteligo’s assets under management grew at a CAGR of 9.1% between 2017 and 2021. Similarly, net profit grew at a CAGR of 9. 2% between December 31, 2017 and December 31, 2021, supported by both strong fees on assets under management and consistently positive results on investments. Inteligo’s ROAE averaged 24.0% for the three-year period ended December 31, 2021. Inteligo’s ROAE was 23.0% for the year ended December 31, 2021.

Digital financial services platform with rapidly increasing levels of adoption
IFS is striving to reshape the banking space in Peru, creating a new digital experience driven by convenience and simplicity. Although we believe physical channels are still necessary in an underpenetrated financial system like Peru’s, our digital platform has substantially increased our customers’ interactions with Interbank and provided us with new business opportunities to build on consumer loyalty and cross-sell services, as well as accelerate new customer acquisition and inclusion of previously underserved segments of the population, including individuals, entrepreneurs and micro-businesses. The changes in consumer behavior and the accelerated adoption of digital solutions brought in 2020 by
COVID-19
continued throughout 2021 and our agile digital solutions framework has allowed us to more effectively capture the opportunities brought by increased digitalization. We have a broad and evolving offering of digital products and services for existing and new clients, enabling them to get what they want, when they want it, and how they want it. In 2021, we launched digital payments and credit solutions such as the capability to pay with QR Codes and access credit card information for online purchases, as well as the ability to apply and obtain personal loans and credit cards directly through our app.
We believe our digital platform is one of our competitive advantages and it has driven an increase in our market share. The migration of customer interaction from physical channels like financial stores and contact centers to digital channels, continued to grow in 2021. As of December 2021, 80% of Interbank’s retail customers interacted digitally with the bank, up from 75% in December 2020, and 100% digital customers reached 59% in December 2021 up from 58% in December 2020. Our digital transformation allows our customers to interact more frequently with us and customers’ monthly interactions through our digital platform increased substantially, from 21.0 times per month in December 2020 to 24.8 times per month in December 2021, while interactions in branches increased from 2.05 times to 2.09 times in the same period. Our penetration of digital sales increased to 56.0% from 50.0% in December 2020, while self-service transactions increased to 69.3% from 63.7% in the same period.
In January 2020, Interbank, in collaboration with BBVA and Scotiabank, launched Plin which consists of a shared directory to enable person to person (“P2P”) and person to microbusiness (“P2MB”) payments among enrolled customers of any of the participant institutions. These payments are offered 24/7 and commission free to all enrolled customers who can conveniently access this feature from the Interbank app. From December 2020 to December 2021, total enrolled users in Plin grew from 2.6 million to 5.7 million and participating financial institutions grew from four (Interbank, BBVA, Scotiabank and Banbif) to seven, incorporating Caja Arequipa, Caja Piura and Caja Sullana. As of December 2021, Interbank’s share of Plin enrolled users was of 43%, up from 40% in December 2020.
Furthermore, digital customer acquisition, or clients that were ‘born digital’, reached approximately 29,300 in December 2021, or 38% of new individual clients, compared to approximately 41,600 in December 2020, 47% of new individual clients. Similarly, we are continuously improving our digital capabilities for SME and corporate clients, enhancing our value-added proposition and tools to foster our commercial customers’ growth despite the disruptions caused by the
COVID-19
pandemic. For example, we have streamlined our account opening process for businesses (“Cuenta Negocios”) from 15 days to a digital
10-minute
process, which allowed us to 100% digitally assist our SME customers that required an account to apply for government facilities. This innovation has driven growth in customer acquisition for small companies through our digital platform, accounting for 95% of our total new small business accounts in December 2021 compared to 54% in December 2020. In 2021, we developed a similar process for larger companies. Today, even customers in our corporate segment can open an account 100% digitally.
Supported by our digital platform, we have also increased the number of products held by a digital customer. The number of products held by our digital customers has increased 25% from December 2020 to December 2021. As a result of the growth in digital customers, the cross-selling ratio for such clients increased from 1.90 products per digital customer in December 2020 to 1.98 products per digital customer in December 2021. The cross-selling ratio is calculated as the sum of the number of products held by any given group of customers divided by the number of customers in such group. Similarly, the number of products held by our total customers increased by 21%, however, given the growth in our total customer base, this resulted in a higher cross-selling ratio for total customers, which increased from 1.65 products per customer in December 2020 to 1.69 products per customer in December 2021. As part of our digital transformation, we have introduced new technologies and processes which enable us to improve time-to-market
of new solutions. We have also made significant changes in the way we work. We are currently working with 93 teams using an agile framework on a number of projects, ranging from applications, digital products, new functionalities, and we are currently exploring different solutions targeting new customer segments and piloting new initiatives. For example, we have an innovation lab called “LaBentana”, which focuses on continuous innovation and development of new ideas and pilot initiatives, using design thinking methodologies developed together with the consulting firm IDEO.

In 2021, Interbank accelerated the growth of Tunki, our mobile application targeting unbanked and underbanked consumers and micro-merchants focused on P2P and P2MB transactions. Tunki is a free application that allows users to create a 100% digital mobile wallet to send and receive payments (P2P and P2MB) and that does not require them to previously have an account with Interbank. In 2021, Tunki’s functionality was expanded to enable users to send and receive payments to and/or from the Plin network which enhanced its offering, giving it access to a user base of approximately six million Plin users across seven financial institutions. As of December 31, 2021, the number of Tunki users was 1.6 million compared to 0.8 million as of December 31, 2020.
Convenient and innovative nationwide omni-channel distribution network with a distinctive customer-oriented approach
We believe that our convenient and innovative nationwide retail distribution network together with a dedicated sales force and financial advisors, allow us to better reach our customers, and this combination has differentiated us from our competitors. Interbank has one of the most convenient and extensive retail banking distribution networks in Peru and is currently present in almost all of Peru’s regions. Our focus on digital transformation allows us to help our customers to interact with us in an easier and more efficient way and allows customers to migrate from the use of physical infrastructure to digital platforms. For instance, we have shifted monetary transactions operated through our branches to digital channels. Total monetary transactions have been increasing at a CAGR of 20% from 2017 to 2021 driven by monetary transactions through our mobile and internet banking which have increased at a 77% CAGR for the corresponding period, even though monetary transactions through our financial stores have been decreasing at a CAGR of 18% from 2017 to 2021. We believe this optimization of our distribution footprint has enabled us to reach our clients more efficiently, allowing them to perform transactions when and how they want to, at lower marginal costs for Interbank.
Interbank has built a convenient omni-channel distribution network in Peru, serving over 4.7 million customers. As of December 31, 2021, Interbank had 189 financial stores and operated the third-largest ATM network in Peru with 1,581 ATMs, which includes one of the largest out-of-branch
ATM network (under our Global Net brand). Interbank has the largest number of financial stores inside supermarkets in Peru. Moreover, with the intention of providing underserved customers with more convenient services, Interbank operates a network of correspondent agents, called Interbank Agentes. The correspondent agent concept consists of providing third-party commercial establishments with low-cost
electronic terminals which allow Interbank’s customers to perform basic cash-based operations such as cash withdrawals, credit card and bill payments, and deposits at a lower marginal cost to Interbank relative to transactions performed in our financial stores. As of December 31, 2021, Interbank had 6,027 correspondent agents (includes external network).
Since 2013 and in line with our strategy, we have implemented a profitability model for financial stores and ATMs which ranks them according to certain profitability metrics relevant to each distribution channel. This has allowed us to identify the less profitable units in order to close them and to prioritize new openings in more strategic locations with higher demand for value-added financial services. As a result, the number of financial stores, which peaked at 290 in 2016, has decreased by 35% to 189 as of December 31, 2021, while productivity of financial stores, measured as the volume of retail deposits sold per branch, has increased. This drove retail deposits per branch to grow from approximately S/40.5 million per branch as of December 2016 to approximately S/121.2 million per branch as of December 2021. Likewise, Interbank’s market share in retail deposits under SBS GAAP grew from 12.8% as of December 31, 2016 to 15.0% as of December 31, 2021. Additionally, the number of ATMs has increased to 1,581 in December 2021 from 2,159 in 2016. Furthermore, the number of Interbank and Interseguro sales agents has increased from 897 in 2016 to 1,077 in 2021, while call center agents decreased from 390 to 369 in the same period. Given the lockdown implemented by the Peruvian government in response to the
COVID-19
pandemic, the call center has become a more relevant channel to interact with our customers as well as to answer questions regarding assistance to help address the crisis. Likewise attending to queries via Whatsapp also became a common and efficient point of contact with our customers.
Interseguro offers and sells its annuities and individual life insurance products through its own dedicated sales force to ensure the delivery of high-quality service and advice to customers. Interseguro’s specialized sales force is trained to provide a differentiated service for various customer types. As of December 31, 2021, Interseguro employed 120 agents exclusively dedicated to selling annuities and 370 agents to selling life insurance products. Due to the
COVID-19
pandemic, Interseguro retooled its sales force to provide customers with a 100% remote assistance and digital operation. Prior to the pandemic, sales in annuities and life insurance products were only conducted in-person,
but digitalization of these sales was accelerated.

In addition to its own sales force, Interseguro leverages on the retail distribution capabilities of Interbank and those of Intercorp and of Intercorp Retail to offer simple low-cost
premium insurance products, such as credit life insurance, SOAT, card protection, loan protection, extended warranty and accident insurance.
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
Interbank’s underwriting procedures are based on strong analytics and proprietary models. Additionally, Interbank’s investments in technology and improvements in its ability to process and apply data have enriched our risk models and enhanced their accuracy and predictiveness. Interbank’s credit risk policies are approved by its risk committee and board of directors. Despite Interbank’s concentration in retail loans, which tend to have higher levels of delinquency, Interbank’s past-due
loans as a percentage of total gross loans ratio as of December 31, 2021 was 3.6%, lower than the 3.8% average of the three largest banks in Peru. As of December 31, 2021, Interbank’s past-due
loans coverage ratio was 132.8%, as compared to the average for the Peruvian banking system of 155.5%, according to the SBS. In general, coverage ratios for Peruvian banks decreased during 2021 due to the reversal of provisions as improved payment behavior was observed across retail loans.
Interbank’s capitalization ratio, which is calculated as Interbank’s regulatory capital divided by its risk-weighted assets, was the highest compared to the other three largest banks. Additionally, as of December 31, 2021, Interbank’s capitalization ratio stood at 15.9% as compared to 14.9% for the Peruvian banking system, according to the SBS. The minimum capitalization ratio required by Peruvian banking regulations is 8.0% plus an additional capital requirement which depends on certain levels of loan concentration in each institution. For Interbank, this additional capital requirement amounts to 1.0% as of December 31, 2021. Interbank’s core equity Tier 1 ratio was 12.5% as of December 31, 2021. In addition, in June 2021, the SBS issued Official Document No. 27358-2021 which revises Emergency Decree
No. 037-2021,
and reduced the minimum regulatory capital ratio requirement from 10% to 8% from April 2021 to March 2022.
Interseguro’s investment team and its investment management approach have achieved a 7.5% investment return for the year ended December 31, 2021, compared to the Peruvian insurance industry’s 6.5%, according to the SBS, while maintaining prudent levels of risk and following the SBS risk guidelines. The
COVID-19
pandemic led to a general decline in the global economy and financial markets. Accordingly, Interseguro’s investment strategy was focused on identifying and reducing potential risks in the portfolio and looking for assets of solid companies with strong credit metrics.
Inteligo’s lending services are offered through Inteligo Bank to complement its wealth management business. The decision to make loans to wealth management customers only results in Inteligo’s loan portfolio being fully collateralized by its customers’ assets. Regarding the management of capital, Inteligo Bank’s capitalization ratio, which is calculated as Inteligo Bank’s regulatory capital divided by its risk-weighted assets, was 24.4% as of December 31, 2021, above the minimum capitalization ratio required by the Central Bank of Bahamas of 8.0%.
Diversified funding base with strength in retail deposits
IFS has a competitive funding structure. We have access to diverse sources of funding, including deposits and debt securities placed in local and international capital markets. The majority of our funding comes from low cost customer deposits, which demonstrate our customers’ trust in our franchise and enables us to achieve attractive lending spreads. At Interbank, as of December 31, 2021, 75% of its total funding base was comprised of deposits. Interbank’s deposit base is broad and fragmented, such that it is not dependent on a certain type of customer, which provided Interbank with an average cost of funding of 1.5% for the year ended December 31, 2021 and 2.0% for the year ended December 31, 2020.

Interbank has been a significant player in the Peruvian banking industry with a market share of demand, savings, and term deposits of 9.6%, 17.2%, and 13.0%, respectively, as of December 31, 2021, according to SBS. Moreover, our strategic focus on retail has allowed Interbank to gain market share in retail deposits over the years reaching 15.0% as of December 31, 2021 as compared to 12.8% as of December 31, 2016, providing us with a healthy funding base.
Given our competitive advantage in the retail segment, over the last two years, increased growth in deposits was attributable to an increase in our clients’ liquidity as the result of (i) partial cash withdrawals from CTS accounts systemwide and the private pension system, (ii) commercial deposits related to unused funds from the Reactiva Peru program, and (iii) the widespread adoption of a “savings” mindset, all as a result of the effects of the
COVID-19
pandemic.
Interbank’s strong asset quality and capital and liquidity position have resulted in two of the highest local ratings levels possible, which have allowed it to secure local funding through local short-term and long-term debt market issuances.
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
We are focused on attracting, developing and retaining highly qualified personnel and believe that a merit-based culture that emphasizes teamwork enables us to maintain a motivated workforce that delivers high-quality service. Interbank is the only Peruvian company that has been chosen by the Peruvian Great Place to Work Institute as one of the 20 best places to work in Peru for the past 20 consecutive years and one of the top 20 places to work in Latin America in the past nine years. In the most recently available rankings, Interbank was selected number one best company to work for in Peru in the large size category (2022), number one in Latin America (2021), number eleven for women in Peru (2021), number one for work from home in Peru (2021), number seven for diversity and inclusion in Peru in 2021, and number two for millennials in Peru (2021). Similarly, Interseguro was selected as the fifth best company to work for Peru in the medium-size
category (2022) and is the only Peruvian insurance company that has been chosen as one of the top 10 best places to work in Peru
(medium-size
category) by the Peruvian Great Place to Work Institute. In 2020, Inteligo SAB was ranked among the top 15 companies in its category (companies with 30 to 250 employees) in Peru between 2011 and 2019. Furthermore, it ranked second in 2019. In 2022, Inteligo’s three subsidiaries located in Peru (Inteligo SAB, Inteligo Peru Holdings and Interfondos) participated together under the name “Inteligo Group Peru” and Inteligo Group Peru was selected as the third best company to work for in Peru in the medium-size
category. Inteligo Bank’s branch in Panama began participating in the Great Place to Work Institute survey in 2014 and since 2015 has been ranked among the top 10 companies in its category (companies with 30 to 250 employees) in Panama.
Developing strategic alliances to challenge us continuously to offer high quality digital services to our customers
In September 2020, Interbank announced a strategic alliance with Rappi, a leading super app in Peru and in Latin America, to deliver 100% digital products in Peru under the RappiBank brand, exclusively available through the Rappi App. Under this alliance, we leverage Rappi’s exponential growth, high level of customer engagement and digital and analytical capabilities, together with Interbank’s solid risk management and financial services proven expertise to allow Peruvians to access financial products and services in an agile, contextual and 100% digital manner, while at the same time enabling us to interact with customers wherever they are and expand the scope of our business.
The alliance’s product offerings include a savings account with payments capabilities (bills, mobile top-ups,
cardless ATM withdrawal, interbank in/out transfers, among others), and the first-to-market
(and only)
PAN-less
and name-less debit and credit cards that are delivered as fast as within the hour in locations under Rappi coverage. As of December 2021, RappiBank had 209,000 customers.

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
Furthermore, our parent company, Intercorp Peru, is one of Peru’s largest economic conglomerates, with activities spanning financial services, retail, education and real estate, among others. In 2021 and 2020, Intercorp Peru’s businesses represented approximately 3.5% and 3.7% of Peru’s GDP, respectively, while generating U.S.$7,625 million and U.S.$7,209 million in revenue, respectively. We believe that being part of this group gives us a competitive edge, because of the group’s deep knowledge of the Peruvian consumer, extensive focus and know-how
in the Peruvian retail market, highly visible
in-country
presence and rapid decision-making capabilities. Intercorp provides significant synergy and cross-selling opportunities for IFS. For example, starting in 2018, we, jointly with Intercorp Peru, launched an effort to strengthen our presence and commercial efforts in seven of Peru’s main regions: Arequipa, Cusco, Trujillo, Chiclayo, Ica, Huancayo and Piura, by leveraging on Intercorp’s already established network.
Analytical excellence as a tool to become the company with the deepest knowledge of Peruvians
Our advanced analytics capabilities are being enriched with new data sources and technology tools, such as cloud, real-time decision, machine learning, artificial intelligence and big data. We aim to have the deepest understanding of Peruvians, both individuals and companies, as we believe that a deep knowledge of our current and potential customers’ characteristics and adapting to their behavior is important to better serve them, and to offer them the best solutions according to their needs and risk profile.
Investments in technology represent the pillar of this strategic initiative, and we are working in a variety of areas to achieve this goal, including data and infrastructure, advanced marketing analytics, and risk profiling and pricing models, as well as improving our customer management system (“CRM”) capabilities, including contextual marketing. With the support of our team of data scientists, we centrally design and distribute most of our sales campaigns, have substantially improved our campaign effectiveness and are currently employing real-time decision making on certain campaigns. This combination of investments has helped make us more dynamic and able to approach customers in real time, by offering easy-to-understand
information and agile and transparent processes that generate trust in us. Additionally, we have bolstered our investments in cybersecurity as we believe it is fundamental to provide a secure platform to be able to continue with our digital transformation.
These efforts also include different actions undertaken to have a better understanding of the self-employed segment of the population, which constitute a significant opportunity for financial services given the current low penetration levels. We are working on alternative risk profile models for new customer acquisition using new sources and non-traditional
sources of data.
Our analytics vision is to have a fully deployed online CRM which relies on real-time data, cloud processing, automated and reusable variables, real-time decision and actions, and an integrated infrastructure to support these new processes.
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

In past years, we have been focusing on changing the way we work to agile methodologies, developing digital and analytical capabilities and changing the mindset of our people to align with these objectives. Furthermore, we are attracting and retaining talent, focusing on diversity, inclusion, innovation and our values.
For this purpose, we have introduced a series of initiatives such as Demo Days, Expo Analytics, Interbank Hackathon, Innovaton, Interbank Datathon, as well as Innovation Day at the Intercorp Peru level. We have also created training programs including the Agile Academy, Tribk, and the Interbank Tek program.
Interbank, Interseguro and Inteligo will continue their efforts to attract, develop and retain highly qualified personnel and to maintain a performance-based culture that emphasizes teamwork to keep employees motivated and deliver high-quality service and strong results. In this context, the
COVID-19
pandemic has given us the opportunity to attract talented people from all around the world because we do not require them to be physically located in Peru.
Strategy
Our purpose is to empower all Peruvians to achieve financial well-being. By doing so, we believe that we can help our clients to access the same opportunities to build and assure their futures. As a result, we have built a
“two-tier”
digital strategy, focused on (i) fully digitalizing our operations, including our product offerings and services and (ii) finding new sources of growth through our digital solutions and payment ecosystem, open banking alliances, and RappiBank.
Our strategy is focused on four main pillars:

•	Building on our strengths through simple and innovative solutions, a simplified experience and optimizing physical channels;

•	Connecting with our customers by implementing an active listening approach and promoting high levels of engagement to them;

•	Collaborating to grow through different alliances to be available when and where our customers need us to be; and

•	Consolidating our capabilities such as advanced analytics, technology, best talent and our commitment to ESG.
In this sense, the combination of our purpose, our
“two-tier”
digital strategy and our capabilities allow us to focus on five main areas to be accomplished in the following years:
Reach more people and businesses while promoting financial inclusion and bankarization
We seek to accelerate the growth of our customer base by creating innovative and distinctive tools that allow people, micro merchants and all types of business to access financial solutions in an accessible and efficient way. To do so, we have launched certain key initiatives, including in relation to finding new sources of growth, such as our 100% digital accounts, open banking, and strategic alliances, such as our partnership with Rappibank. These initiatives, together with our proactive engagement approach, are allowing us to increase our product offerings and to improve our risk management by developing new credit scoring tools for such clients, allowing us to address more precisely the real risk associated with their payment abilities. We believe these initiatives and tools will enable us to target new segments and offer our customers the necessary tools to better control their finances.
Our risk capabilities are a differentiating factor that allow us to continue interacting with our customers, acquiring new customers, all in a contextual and personalized manner, while also endeavoring to manage an appropriate risk-profitability balance.
Fulfill customer needs digitally
We want to deliver a seamless and superior experience for our customers, while becoming more relevant to them. We believe this combination will allow us to more effectively serve our customers, enabling them to get what they want, when they want it, and how they want it. Additionally, we believe that the key to ensure that our customers will have the best experience when interacting with us is to create unique experiences throughout their customer journey, meaning the acquisition, onboarding, development, loyalty and retention stages. Finally, we target two main attributes that our customers value in us: (i) total control to grow and develop their finances and (ii) a simple and customer-centric banking experience.

At Interbank, we have developed the capabilities to digitally serve 93.1% of total day-to-day
transactions as of December 31, 2021. The percentage of transactions performed off branches has continued to increase, reaching 99.2% as of December 31, 2021. Digital sales and other self-service interactions have increased during the last 12 months reaching 65.5% in December 2021 from 60.1% in December 2020, respectively.
Through our physical channels, we continue to focus on providing a superior customer experience and are improving productivity and efficiency through digital processes, tools and more advanced analytics. Additionally, we continue to invest in educating our customers to encourage the use of digital and other channels. Deposits, withdrawals, bills and credit cards payments are being redirected to other more convenient and cost-efficient channels. In digital, we are focusing our efforts on expanding the products and self-service interactions, continuing to foster the adoption of digital channels by our customers, adding new features, such as chatbots for employees and customers, and ensuring that interactions with our customers are safe and secure.
At Interseguro, we are expanding our product offering through our digital platform, which started with the launch of the online sale of SOAT in 2016 and continued with the sale of new digital products such as travel insurance, car insurance and individual life insurance. In 2021, premiums for retail and individual life insurance products sold through digital channels grew 52.7% compared to in 2020. In addition, due to the
COVID-19
pandemic, Interseguro accelerated the digitalization of its sales of annuities and life insurance products.
At Inteligo, as mentioned previously, in 2021, Inteligo Bank launched digital offerings serving its high net worth clients, and we continue our efforts to prepare the grounds for growth in this space in the next few years.
To achieve all of the above, a scalable, flexible, trustworthy, stable and secure technological platform is essential. We believe that we have deployed the key initial investments necessary to scale our platform and are committed to continue improving by maintaining and updating our current levels of investment in technology. Our IT strategy is focused on dedicating more resources to projects that add value for the customer. In this context, Interbank continuously invests in core applications with the aim of keeping them up-to-date
while additional effort and resources are invested in the digitalization and transformation of processes and channels in order to provide a 100% digital experience to internal and external customers. Our ongoing focus is based on four main areas of work: (i) development of a new digital platform based on open technologies and application programming interfaces (“APIs”), (ii) focus on the high performance and stability of our technological platforms, including cloud services, (iii) new processes for continuous delivery of new developments, and (iv) focus on cybersecurity. Although there have been no material security breaches to date, we are highly vigilant and we have created a policy that provides general security guidelines that employees and suppliers must comply with to mitigate cyber-security risks. General-purpose technologies have also been implemented to mitigate the materialization of cyber-security risks and these controls are constantly evolving and aligning with industry trends.
Moreover, we have moved from working with 17 agile teams in 2017 to 93 agile teams in 2021, allowing us to substantially decrease time-to-market
and to develop more innovative ideas.
Become the preferred payment solution for Peruvians, both in the retail and commercial segments
We strive to provide solutions to address the payment needs of people and companies by creating a payment ecosystem that seeks to build a strong bond with our customers, focusing on five pillars: (i) increasing current person to business (“P2B”) offline purchases by extending merchant coverage, improving customer experience and banking the unbanked, (ii) increasing current P2B online purchases by optimizing adoption and fostering usage, (iii) improving the convenience of P2P payments for customers by developing a better experience, (iv) eliminating cash by banking unbanked accounts, through pre-paid
cards and through our open APIs that allow partners to access our account opening and basic financial-transaction services, and (v) creating new consumer finance product offerings based on the information provided by people using our payment initiatives.
We believe that solidifying leadership through our payment ecosystem will enable us to foster customer loyalty and to fulfil their financial needs digitally, leveraged on Interbank’s payment model. In this context, we believe Tunki, Plin and Shopstar are key strategic allies.

Tunki is our digital wallet and is mainly focused on the unbanked population and built based on a 100% digital experience from onboarding to the customer care experience. As the user base is constantly growing, in numbers and in activity, we plan to strength our value proposition with new financial products to become an “entry-level” bank to unbanked people.
In 2020, Interbank became the only private bank to offer a 100% digital solution to distribute the monetary transfers offered by the Peruvian government to the people most affected by the
COVID-19
crisis. In such year, we implemented a biometric authentication system in order to allow users (including both clients and non-clients)
to enroll in Tunki and receive the government’s financial aid offered in the context of the
COVID-19
pandemic. As a result, Tunki users grew more than three times between March 2020 and December 2020, from around 162,000 to 762,000. As of December 31, 2021, Tunki users reached 1,626,000 users. We expect that such an offering of a 100% digital and simple payment experience, strengthened with new functionalities and financial products, will lead to an increase in the number of users and as such, our ability to monetize on this trend.
Moreover, Plin is a P2P and QR code payment solution which interacts with multiple financial institutions and serves as a bridge between the banked and the unbanked through cell phone numbers. Interbank is currently one of six financial institutions that are Plin’s partners. As of December 31, 2021, Plin reached 5,722,000 users.
Finally, Shopstar is an online marketplace offering housewares, electronics, toys, and many other goods, through which we aim to become the preferred
e-commerce
option for IFS customers and utilize as a sandbox to test some of our initiatives such as Dividelo (Interbank’s buy now, pay later solution) and Interbank Benefit (Interbank’s reward program). As of December 31, 2021, Shopstar reached 68,000 users.
We believe these digital initiatives allowed us to access new information and new monetization opportunities that will be reflected in our market share in consumer loans,
e-commerce
and POS processing, and merchant financing penetration. To the extent we are able to leverage these opportunities, we believe Interbank’s strategic relevance in the consumer financing landscape will be enhanced, supported by our risk management capabilities. As of December 31, 2021, our market share in consumer loans was 22.6%, which positions us as the second largest provider of these loans among banks in Peru.
To provide an extraordinary customer experience through active-listening and individualized and consumer-centric interactions
We aim to become the preferred option for our individual and commercial customers and to help them achieve financial well-being and growth by understanding and anticipating their needs, as well as by offering financial solutions that can be deployed at every contact point, including in person, digitally, and in real time. We believe that maintaining a trustworthy and transparent relationship with our customers, together with the superior, simple, mobile, agile and personalized experience that we offer, brings us closer to this goal. Our highly recognized and trusted brands in each of our segments (Interbank in banking, Interseguro in insurance and Inteligo in wealth management) are a testament to our focus on this objective. Our subsidiaries are leaders in their respective industries and, by focusing on our strengths, values and solid relationships, we plan to continue evolving and growing.
For that purpose, we actively engage with our customers to better understand their needs. We are also able to integrate such proactive engagement approach in different kind of interactions, such as virtual ones, interacting with customers in person, on the phone, or through written communication.
IFS’s three subsidiaries are working on continuing to develop customers’ journeys to provide customers with the best experience possible. The customer journey begins with new client acquisition and on-boarding,
continues with customer development to earn loyalty, and finally, is maintained through our win-back
efforts. We have been implementing various initiatives to improve the customer relationship cycle.
In the case of Interbank, we are continuously improving our value proposition for different customer segments including improvements to basic products such as accounts, payments and financing. We have developed several digital features and products to serve different customer needs, such as: the loyalty program Interbank Benefit, the digital wallet Tunki, the budget tool
Mis Finanzas
, the digital savings account Piggybank, and RappiBank, Peru’s first neobank. In order to ensure we deliver customer-oriented products, we use design thinking, which we have learned through several partnerships with IDEO.

Within commercial banking, our priority is growth with a strong focus on profitability. We aim to provide the best self-service and automated credit experience for commercial clients by offering them with a 100% digital journey focused on cash management solutions, sales financing, sustainable loans, and easy and transparent ways of managing payments, such as
Cobro Simple
and
Cuenta Sueldo
.
Regarding our cash management platform has three types of client groups based on sales volume, which allows us to employ different strategies accordingly. For large corporations, we focus our efforts on generation of fees from cash management and corporate finance; for medium-sized
companies we focus on growth, productivity and cash management; and for small companies we focus on sustainable growth and productivity with strong support from analytics and collection. For small businesses, since its introduction in August 2018, our Cuenta Negocios, an account that can be opened 100% digitally and within 10 minutes, has grown to 183,371 accounts as of December 31, 2021. Moreover, we are testing an application which provides an alternative method of financing based on digital tools and information.
Between 2018 and 2021, Interbank’s data and analytics approach was focused on developing capabilities based on creating new models and contextual enablers. However, this approach has evolved and is now targeting the development of
“AI-First”
experiences, working under agile teams and following three pillars:

•	Personalization : Become more relevant to our customers based on the understanding of their behavior and feedback;

•	Real-Time : Timely anticipating our customers’ needs through contextual dialogue; and

•	Optimization : Increase efficiency and scalability of our processes to deliver consistent and seamless experiences across channels.
Moreover, at Interseguro our customer journey is focused on an end-to-end
experience, from the issuance of a policy to the after-sale services we offer to clients. In this context, our digital offering is gaining relevance. As an example, digital SOAT policies reached 81.3% of total SOAT sales in the month of December 2021, compared to 80.6% in the month of December 2020. Moreover, our after-sale offerings are expected to become a virtual self-service experience, with the aim of ensuring customers have a simple and positive interaction with us.
Finally, Inteligo’s approach is focused on its value proposition, offering digital onboarding and products and services by segment, with a
360-degree
view of its customers. Inteligo’s brand focuses on offshore wealth management services and has launched a digital platform that allows on-boarding,
financial planning, and advisory and execution services to be part of our digital customer journey. As an example, during 2021, Inteligo Bank developed new digital offerings for its clients, which combine with the existing services provided by their relationship officer under a “phygital” model.
Create value for our stakeholders in an efficient and sustainable manner
We seek to create value for our stakeholders by increasing our market share, improving our efficiency, and delivering profitable results across our business segments.
We will continue to focus on our digital transformation to enhance efficiency through the automation of internal processes and use of technology. Our goal is to be more efficient while utilizing fewer resources in our customer interactions by focusing our efforts on: (i) simplifying our structures, (ii) implementing more independent robot usage which includes artificial intelligence features, and (iii) digitalizing end-to-end
customer processes.
Between 2018 and 2021, we focused on reducing paper-based processes, mainly targeting intensive back-office processes and branch processes. During such period, we implemented 290 robotic processes with the aim of improving customer and operational processing times (in particular for low value-added processes) and reducing operational errors.
As a result of the adverse economic effects of the
COVID-19
pandemic, key targets for us in 2020 and 2021 were to execute efficient and successful cost control measures to offset such effects on our business. In this context, we have improved our efficiency ratio from 36.9% in 2017 to 34.7% in 2021, with initiatives such as branch rationalization, the development and implementation of end-to-end
processes, and the simplification of our systems. We plan to continue to pursue such initiatives which are bolstered by new digital features.

Moreover, we are adopting stronger and more widespread ESG practices to drive value creation not only for shareholders, but for all stakeholders over the long term. Our ESG initiatives are focused on three main objectives:

•	Promote inclusion and “bankarization” through our digital tools and micro-lending and contextual payment solutions;

•	Focus on environment and sustainable finance promoting ESG financing and evaluating the potential issuances of sustainable bonds; and,

•	Promote a culture of sustainability through frequent trainings across the whole organization that seek to raise awareness of the relevance of a sustainable approach in the business world
In this sense, IFS participated in the S&P Global Corporate Sustainability Assessment for the first time in 2021, reaching a score above the industry’s average.
Banking Segment
Overview
Interbank provides retail and commercial banking services to more than 4.7 million total customers as of December 31, 2021, which includes more than 4.5 million retail customers and approximately 127,000 commercial clients. It is the fourth largest bank in Peru in terms of total assets and total loans, and third largest in terms of total deposits, with market shares of 13.2%, 12.3% and 13.4%, respectively, as of December 31, 2021 according to the SBS. Interbank is focused on fast-growing and highly profitable retail banking businesses, such as credit card financing, payroll deduction loans to public employees and mortgages, as well as Peruvian corporates and medium-size
companies within commercial banking.
Given this focus, 49.1% of Interbank’s gross loans as of December 31, 2021 correspond to retail banking, compared to 31.9% for the Peruvian banking system, according to the SBS. Interbank is the second largest provider of consumer loans, the leading player among private banks in payroll deduction loans to public sector employees and the third largest bank in retail deposits in Peru. As part of its strategy to serve retail banking customers, Interbank has one of the most convenient and extensive retail banking distribution networks in Peru and is currently present in 23 of Peru’s 25 regions. Interbank serves its customers through 189 financial stores, 1,581 ATMs throughout Peru, which is the third-largest ATM network nationwide and one of the largest out of branch ATM networks, and 6,027 correspondent agents (includes external network), and a digital platform including a mobile app with 80.3% digital users and 59.4% of 100%-digital customers as of December 31, 2021.
In the commercial banking line of business, which represents 50.9% of Interbank’s gross loans as of December 31, 2021 according to the SBS, Interbank focuses on high margin and fee generating products such as leasing, structured finance, cash management, trade finance and factoring in its commercial lending business. These products and services are attractive not only for the financial margins they offer, but also for the fee income they generate. In addition, these products and services enhance customer loyalty and provide significant cross-selling opportunities.
For the years ended December 31, 2021, 2020 and 2019, Interbank’s net results were a net profit of S/1,360.3 million (U.S.$341.2 million), net loss of S/5.7 million (U.S.$1.6 million) and net profits of S/1,228.5 million (U.S.$370.7 million), respectively. As of December 31, 2021, 2020 and 2019, Interbank had shareholders’ equity of S/7,002.0 million (U.S.$1,756.2 million), S/6,224.5 million (U.S.$ 1,719.0 million) and S/6,342.9 million (U.S.$ 1,914.0 million), respectively. Interbank’s ROE and ROA for the year ended December 31, 2021 were 21.0% and 2.0%, respectively. Interbank’s ROE for the years ended December 31, 2020 and 2019 was negative 0.1% and 21.2%, respectively, and ROA for the years ended December 31, 2020 and 2019 was negative 0.0% and 2.4%, respectively. (See “Item 4. Information on the Company—Business
Overview—Non-GAAP
Financial Measures” for an explanation of the adjustments made 2019).
COVID-19
Measures
Interbank responded to the
COVID-19
pandemic in 2020 and 2021 in accordance with its business continuity plan, taking actions across the various levels in the organization, including its operations, distribution channels and personnel.

In addition to these measures, Interbank enacted policies to provide flexibility to clients. For example, clients were able to request the rescheduling of their debts and postponement of their obligations under different schemes, some of which did not require payment of any additional interest or fees. As of December 31, 2021, 262,000 clients still had their loans rescheduled, of which approximately 252,000 were retail clients and approximately 10,000 were commercial clients. As of December 31, 2021, rescheduled loans represented S/6.3 billion or 14.6% of Interbank’s total portfolio, of which, S/4.5 billion were retail loans 21.3% of Interbank’s total retail loans), and the remaining S/1.8 billion were commercial loans 8.0% of Interbank’s total commercial loans). In comparison, as of December 31, 2020, 400,000 clients had their loans rescheduled, of which 385,000 were retail clients and approximately 14,000 were commercial clients. As of December 31, 2020, loans that were subject to some kind of rescheduling represented S/10.5 billion or 25.2% of Interbank’s total loan portfolio, of which, S/7.5 billion were retail loans (39.1% of Interbank’s total retail loans), and the remaining S/3.0 billion were commercial loans (13.2% of Interbank’s total commercial loans).
Interbank also participated in the Reactiva Peru Program, which was designed to ensure the continuity of payments to lenders and stabilize the economy by allowing Peruvian banks to originate low interest-rate, Central Bank-funded, commercial loans, guaranteed between 80% and 98% by the Peruvian government. These loans have tenors of up to 36 months and grace periods of up to 12 months. In March 2021, the Peruvian government approved an initiative to provide further relief for loans disbursed under the Reactiva Peru program, by providing for a rescheduling process for such loans, including a new grace period of up to 12 months. The rescheduling program initially covered up to S/16 billion (27% of the initial program) in loans disbursed and companies had until July 15, 2021 to request the rescheduling of their outstanding loans under certain conditions, which was assessed by the respective financial institutions according to the size of the company and of the loan that was initially granted. Moreover, in order to establish measures to continue promoting the financing of SMEs affected by the
COVID-19
pandemic, the Peruvian government extended the deadline to request the rescheduling of Reactiva Peru loans until December 31, 2021. As of December 31, 2021, outstanding loans disbursed by Interbank under the program amounted to S/4.9 billion, a reduction of 26% compared to the previous year. As of the same date, the balance of rescheduled Reactiva Peru loans was 40% of the total Reactiva Peru loan portfolio.
Finally, Interbank took steps to protect its solvency and liquidity positions, including remaining active in the Central Bank’s daily operations and using and renewing external lines of credit with correspondent banks abroad. Interbank also reduced its 2019 earnings payout ratio from 45% to 25% and agreed to fully capitalize first quarter earnings for 2020. In addition, in early July 2020, Interbank issued a U.S.$300 million subordinated bond due in 2030 with a call option in 2025. These steps were intended to strengthen Interbank’s capital ratios and support Interbank in weathering market volatility.
Furthermore, at the start of the
COVID-19
pandemic, the Peruvian government and institutions such as the Central Reserve Bank of Peru responded quickly to the crisis and implemented expansionary fiscal and monetary measures immediately, aiming to provide liquidity, including, among others:

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
In August 2021, the Central Reserve Bank of Peru started tightening its monetary policy, similar to other monetary authorities around the world. As of December 31, 2021, the reference interest rate was 2.50%.
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
As of December 31, 2021, retail loans represented 49.1% of Interbank’s total loan portfolio outstanding as compared to 31.9% for the Peruvian banking system under SBS GAAP. Furthermore, Interbank’s strategy also seeks to continue capturing low-cost
funding through a stable and diversified deposit base. The following charts show Interbank’s and the Peruvian banking system’s retail gross loans breakdown according to the SBS as of December 31, 2021.

Source: SBS.

Retail Loans
Retail loans consist of consumer and mortgage loans. Interbank classifies its consumer loans into three categories: (1) credit cards and (2) payroll deduction and (3) personal loans.
Consumer Loans
(1) Credit cards
. Credit cards represent the largest portion of Interbank’s consumer loan portfolio in terms of outstanding loans. Interbank offers its retail customers all three major credit cards: VISA, MasterCard and American Express. Interbank has an exclusivity agreement with American Express for its Centurion line of credit cards in Peru. Interbank also offers credit cards with different value propositions catering to each customer segment.
In November 2019, the SBS issued Resolution No. 5570-2019 which became effective in January 2021. This resolution establishes that the non-revolving
financing portion of credit card loans must be presented for regulatory considerations as loans instead of credit card loans. Under SBS GAAP figures, this resulted in a significant reduction to Interbank’s credit card loan balances, market share and a change in its retail loans portfolio mix.
(2) Payroll deduction loans
. Payroll deduction loans to public sector employees such as police officers, teachers and army employees, Interbank ranks first among private banks in Peru in terms of payroll deduction loans to public sector employees, with a market share of 25.2% as of December 31, 2021 as compared to 26.7% as of December 31, 2020.
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
(3) Personal loans
. Personal loans include cash loans, student loans, and collateralized cash loans. Cash loans have a term of up to 60 months and a grace period of up to two months. In addition, collateralized cash loans allow customers to include savings accounts or real estate as collateral, have a term of up to 60 months and a grace period of up to two months.
Mortgage Loans
Interbank offers fixed rate mortgage loans with a typical term of 20 years and a typical down payment of 20% denominated in either U.S. dollars or soles
.
Interbank’s mortgage loans outstanding grew at a CAGR of 10.4% between December 31, 2017 and December 31, 2021 compared to a CAGR of 8.0% for the Peruvian banking system in the same period. Between December 31, 2020 and December 31, 2021, Interbank’s growth in mortgage loans outstanding was 10.5%, compared to 8.9% for the Peruvian banking system over the same period. For 2020, Interbank’s growth in mortgage loans outstanding was 7.4% with respect to 2019, as compared to 4.6% for the Peruvian banking system over the same period. For 2021, Interbank’s mortgage loan balances amounted to S/8,572.8 million, of which 90.9% were denominated in soles
and the remaining 9.1% in U.S. dollars. For the year ended December 31, 2020, Interbank’s mortgage loan balances amounted to S/7,754.8 million, of which 89.0% were denominated in soles
and the remaining 11.0% in U.S. dollars.
Interbank also provides residential construction loans to real estate developers. Although these loans are reported within the commercial banking portfolio, they are managed together with retail banking mortgages because of the synergies between the businesses. Financing real estate projects provides Interbank with an opportunity to market mortgage loans to home buyers.
In 2001, the Peruvian government launched the
Nuevo Crédito Mivivienda
program, a social initiative to promote the construction of
low-income
housing, of which Interbank is an active participant. As of December 2021, the Mivivienda program had successfully disbursed 170,149 loans, mainly to develop multi-family buildings. The
Nuevo Crédito Mivivienda
program provides direct funding to match each loan underwritten by banks, as well as credit risk coverage for one-third
of any realized loss. Furthermore, the program subsidizes interest rates by rewarding the end customer with direct financial incentives if payments are kept current.

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
Cuenta Sueldo
is a payroll account into which an employer may deposit an accountholder’s salary on a regular basis. These payroll accounts provide debit cards for employees and discounts at restaurants and retailers, among other benefits. Interbank offers these payroll account services to employers in conjunction with other commercial banking products, and also markets directly to employees.
Cuenta Simple
is used by customers for their everyday banking needs and does not have a maintenance fee. Transactions are free of charge for up to a certain number of monthly transactions through physical channels. In addition, all transactions and transfers performed through online banking and other electronic devices are free of charge. This transactional account is of low cost for Interbank as most of the transactions are conducted through electronic channels. Customers are also able to receive incoming wire transfers in this account. This account type was used to make available the funds that were permitted to be withdrawn from the private pension funds as a result of the Government’s
COVID-19
relief measure to provide liquidity to individuals.
Savings accounts
Interbank offers savings accounts with a variety of interest rates, maintenance charges and options for alternative access channels, such as ATM cards, and free Internet access and mobile access.
Cuenta Millonaria
is Interbank’s fastest growing savings account, which may be denominated in soles
or U.S. dollars. The Cuenta Millonaria account allows accountholders to participate in sweepstakes to win prices such as an apartment and a car.
Cuenta Super Tasa
offers special interest rates based on clients’ account balances and free unlimited transactions through electronic channels.
Alcancía Virtual
is a digitally-enabled feature of a transactional or payroll account in either soles
or U.S. Dollars, which encourages our customers to save. This virtual piggy bank allows customers to easily transfer or “swipe” certain amounts from other accounts to their piggy bank. The funds allocated to the piggy bank are not subject to maintenance fees and benefit from higher rates than those applied to the associated transactional account. Amounts in customers’ piggy bank do not show as funds available for ATM withdrawals or for debit card purchases. As such, money deposited in piggy bank accounts improve Interbank’s funding base. Customers retain full flexibility to transfer any funds in their piggy bank account to their transactional accounts through mobile banking or online banking and can also personalize the piggy bank account according to their goals or saving purpose.
Investment accounts
Interbank offers time deposits, certificates of deposit (“CDs”) and CTS accounts denominated in soles
, U.S. dollars, and Euros (only for time deposits), to customers who may or may not have a checking or savings account with Interbank.
Interbank offers time deposits and CDs, with maturities ranging from 31 days to one year. Time deposits with maturities of 31 days or more may be opened with a minimum initial balance of S/2,000, U.S.$1,000, or EUR 1,000. Time deposits with maturities ranging from five years to 10 years are only offered in soles
and can be opened with a minimum initial balance of S/50,000.
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
medium-size
business and (3) small business.
Interbank markets its cash management services, including payroll services, collection and account payments, to commercial clients that provide it with opportunities to cross-sell retail products. As of December 31, 2021, Interbank was the fourth largest bank in terms of commercial loans outstanding, with a total commercial loan portfolio amounting to S/21.9 billion, representing a 9.2% market share, while its past-due
loan ratio stood at 4.1%, the third lowest among the largest four banks in Peru. Other traditional products offered to Interbank’s commercial clients include working capital loans and letters of credit.
The following charts show Interbank’s and the Peruvian banking system’s commercial gross loans breakdown according to the SBS as of December 31, 2021:

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
Main Commercial Banking Products
Medium-Term Loans
. Interbank offers Term Loans, which are loans with tenors over 1 year and with average duration of 3.2 years. These loans are usually collateralized with mortgages and/or other assets in order to secure the credit facility. Furthermore, Interbank earns structuring fees from these transactions.
Leasing
. Interbank provides financial leasing including commercial real estate, vehicles, machinery and other goods. At the end of the term of a leasing agreement, the customer has the option to purchase the leased assets. According to the SBS, as of December 31, 2021, Interbank’s market share was 6.7% by gross loans. Leasing products generate high margins and present lower credit risk compared to other financial products.
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
Cash management
. Interbank offers products and services that strengthen its relationship with clients, build loyalty and reduce costs by using electronic channels and by increasing fee income. Services managed by this unit include collection services (automated trade bill collection), automated payments (payroll and payments to suppliers) and digital banking and cash management. Interbank earns fees from cash management services by charging its clients a fixed fee and a variable fee based on the volume and frequency of the transactions.
Trade finance
. Interbank provides short-term loans for trade, funded with internal resources or with credit lines from foreign banks. In addition, the trade finance unit offers medium-term credit lines using funds granted by international commercial banks and foreign governmental institutions. The trade finance unit also earns fees by providing customers with letters of credit, international collection and foreign exchange services. According to the SBS, as of December 31, 2021, Interbank had a market share of 13.4% in the trade finance business.
Interbank intends to take advantage of the growing importance of China in Peru’s foreign trade by facilitating trade and investment with both countries. In 2007, Interbank established a Commercial Representative Office in China in order to provide financial services to Peruvian and Chinese companies wishing to trade in either markets.
Factoring
. Through its electronic factoring product, customers are able to send their invoices to Interbank on a continuous basis up to a certain credit limit and borrow against these invoices. Once the customer reaches this limit and no additional receivables are generated, the customer stops receiving advances from Interbank.

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
Institutional Banking
Interbank’s institutional banking unit serves primarily
non-profit
public and private organizations, international entities, educational institutions and nongovernmental organizations. As of December 31, 2021, the institutional banking unit had more than 780 clients and S/7.5 billion in current account deposits and S/3.7 in time deposits, accounting for 24.7% of Interbank’s total deposits.
The institutional banking unit is strategically important to Interbank as it provides Interbank with a stable and low-cost
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
Distribution Channels
Interbank has built and developed one of the best omni-channel platforms that combine physical and digital presence, serving over 4.7 million customers as well as non-customers
across Peru.
In terms of physical presence, Interbank has developed a highly convenient network. As of December 31, 2021, Interbank had 189 financial stores and operated 1,581 ATMs, the third-largest ATM network in Peru and the largest out-of-branch
ATM network. Interbank has the largest number of financial stores within retail locations in Peru. We have 62 financial stores in the aggregate across Plaza Vea, Vivanda and shopping malls. Moreover, with the intention of offering greater convenience as well as providing underserved customers with greater access to financial services, Interbank operates a network of over 6,027 correspondent agents (includes external network) as of December 31, 2021, known as
Interbank Agente
.
In terms of online channels, Interbank provides any customer or non-customer
with the option to have a completely digital experience with the bank, from acquisition and onboarding to the use of its financial products. Its website has a strong commercial focus and manages the bank’s digital acquisition of new customers. Its online banking and mobile application give customers immediate access to its day-to-day
transactions and after-sales services and uses those interactions to capture cross-sell opportunities. Furthermore, Interbank has developed other channels that serve specific segments or customer needs. For example, a separate website that serves customers under the Interbank Benefit loyalty program, and “
Cuenta Sueldo
” is a mobile application for payroll account customers that gives access to discounts and benefits.

The following table shows the number of monetary transactions of each distribution channel:

Number of transactions in December, in millions of soles	2017	2018	2019	2020	2021	CAGR 2017-2021
Financial stores	2.7	2.6	2.7	1.5	1.2	(18.4%)
Off-branch	10.0	11.3	14.4	18.4	25.3	26.1%
ATMs	6.3	6.7	6.5	5.5	5.9	(1.6%)
Correspondent agents	2.0	2.0	2.8	3.4	4.0	19.0%
Mobile banking	1.6	2.4	4.9	9.4	15.3	77.0%
Other	0.2	0.1	0.1	0.1	0.1	(10.2%)

Total	12.7	13.9	17.0	19.9	26.5	20.2%

The following table shows the percentage of use of each distribution channel, reflecting a transition from the use of traditional channels (branches, ATMs and correspondent agents) to mobile banking:
As of December, Percentage of total

	2017	2018	2019	2020	2021
Financial stores	21.4%	18.7%	15.7%	7.5%	4.5%
Off-branch	78.6%	81.3%	84.3%	92.5%	95.5%
ATMs	49.5%	48.4%	38.4%	27.6%	22.3%
Correspondent agents	15.6%	14.5%	16.5%	17.0%	14.9%
Mobile banking	12.3%	17.4%	28.6%	47.4%	57.8%
Other	1.2%	1.0%	0.8%	0.5%	0.4%

Total general	100%	100%	100%	100%	100%

Financial Stores
As of December 31, 2021, Interbank had 189 financial stores in Peru. After peaking at 290 financial stores in 2016, the number of financial stores decreased mainly due to the success in transferring basic transactions from the stores to more efficient channels, the use of online banking and mobile applications, and process improvements. However, Interbank maintains the fourth largest network of financial stores among Peruvian banks, covering 23 of Peru’s 25 regions. A large number of the financial stores are located in convenient, high traffic areas, such as supermarkets and shopping malls, to maximize client coverage.
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
In July 2020, Interbank introduced an evolution of the “Imagine” concept, “Xperience”. “Xperience” enables customer to perform digital transaction in stores and also reinforces the role of digital education. This concept was developed into two store models, “Express” and “Universal”. “Express” stores are located inside retailers and they are the first cashless stores, focused on education and new customer acquisition. “Universal” stores transform Interbank financial stores by creating a physical-digital area at the entrance of the store that is specifically dedicated to offer digital solutions to our customers and non-customer.
These new stores have offered new and existing customers an assisted onboarding process onto its digital channels. In 2021, 43% of new digital users utilized the onboarding process offered at Interbank’s financial stores, which resulted in increased customer satisfaction level by 12pp compared to the traditional model and increased assisted digital sales to represent to 22% of sales per store.
The following chart illustrates Interbank’s financial stores evolution according to the SBS.

ATMs
Interbank’s strategy is to offer its customers increased convenience and as of December 31, 2021, had the third largest ATM network in Peru with more than 1,500 ATMs located across Peru. Although this number represents a reduction from the 2,159 ATMs in 2016, the streamlining of the network has allowed Interbank to relocate ATMs to higher convenience locations as well as invest in renewing and upgrading its equipment, while monetary transactions kept growing year-over-year in this channel. The reduction of the network in 2019, responds to Interbank’s decision to discontinue the operation of 359 coin-dispensing ATMs, migrating those transactions to more efficient channels like regular ATMs or correspondent agents.
As of December 31, 2021, approximately 68% of Interbank’s ATMs are located out-of-branch
in high foot traffic areas like shopping malls, supermarket and airports. These 1,072 ATMs make up one of the largest out-of-branch
networks in Peru, as reported by ASBANC. The ATM channel is the second-largest channel in terms of monetary transactions, with a 22% share and has advanced features, including cardless withdrawals, the ability to receive cash and check deposits, bill and credit card payments in cash, as well as disburse payroll advances, pre-approved
cash loans or sell insurance products. To offer this increased convenience in an efficient way, Interbank operates under the
Global Net
brand which is also a business line that provides ATM services to other financial institutions in Peru and acquires ATM transactions for all major global brands, including Visa, MasterCard, American Express, JCB, Union Pay, Diners and Discovery.
The following chart illustrates the evolution in number of Interbank’s ATMs according to ASBANC.

Correspondent Agents
This channel operates under the
Interbank Agente
brand and consists of providing traditional merchants, for example bodegas
and
internet cafés
, with
low-cost
electronic terminals that allow customers to perform basic cash-based transactions, such as withdrawals, deposits and payment of utility bills. In order to accelerate the expansion and ensure geographical coverage, Interbank incorporated external Correspondent Agents, which currently represent 46% of the total number of Correspondent Agents, expanding its network from over 5,713 as of December 31, 2020 to 6,027 as of December 31, 2021. Interbank’s focus in migrating low value cash-based transactions from stores to more efficient channels, contributed to an increase in transactions in this channel, from 4.0 million to 4.4 million.

The following chart illustrates the evolution of Interbank’s Correspondent Agents according to Interbank’s information.

Mobile Banking
Interbank has developed a robust digital ecosystem that allows its customers to fulfil their financial needs and goals with a 100% digital experience. Its objective is to provide a journey which does not require physical contact so that its clients do not need to physically visit a branch or contact the call center, unless the customer chooses to do so. Interbank offers digital banking to its new and existing customers through its website and its mobile application. In December 2021, Interbank had more than 2.1 million monthly active users and registered over 15.3 million monetary transactions as well as 153.9 million non-monetary
transactions. Its mobile application was the highest rated in the Google Play Store among the four largest banks in Peru. In addition to its website and mobile banking channels, Interbank has also developed other digital solutions that address specific customer segments or needs such as Interbank Benefit, a loyalty program, and
Cuenta Sueldo
APP, where our payroll account customers can access special discounts and benefits. Furthermore, in 2019, Interbank launched
Crédito por Convenio
APP, which services our public sector payroll deduction loan customers.
Interbank’s website provides general information about the bank and its products and services and has a commercial orientation, allowing non-customers
to acquire credit cards and loans or open a savings or transactional account.
Interbank’s mobile banking is available to existing customers and its services include: (i) transactions: account balance and transaction inquiries, transfers between accounts to Interbank and other local and international banks, credit card, bills and loan payments, mutual funds investments and cardless ATM withdrawal requests; (ii) after-sales services: lock your card, enable or disable card usage online or abroad, turn on notifications for card usage, mobile transactions and/or ATM withdrawals and divide card transactions into installments; (iii) product cross-sell: credit cards, credit card line extension, pre-approved
loans, savings accounts and insurance products; and (iv) personal financial management tools: view your credit score and tips to improve it, spending, creating a budget. As of December 31, 2021, more than 82.1% of Interbank’s transactions, 66.2% of the after-sales services and 86.4% of Interbank’s products were available online. Furthermore, as part of its strategy to enhance the digital experience and incentivize its customers to migrate to digital channels, Interbank has digital-only services, such as access to the loyalty program “Interbank Benefit”, the digital savings account “Piggy Bank”, the personal financial management tool
Mis Finanzas
and a personalized credit score based on customers’ financial behavior.
Increased monthly usage of digital solutions among customers is key to Interbank’s strategy as mobile banking customers interact monthly more than eight times the amount that branch customers do, have lower transactional costs and have a better net promoter score and churn indicators as of December 31, 2021. Furthermore, in December 2021, 80.3% of our retail customers that interacted with the bank through any channel were digital customers, that is, customers that also access Interbank’s services though internet and mobile banking, while monetary transactions in this channel grew by 62% from December 2020 to December 2021.

Contact Center
Interbank seeks to prioritize the self-service of our clients, offering the help of service advisors 24/7 who can meet the needs of customers. Our strategy focuses on delivering first contact solutions, generating value in each contact.
Additionally, we seek to generate value in each touch point, with products and benefits to improve customers’ experience and thus their relationship with the bank. In May 2020, Interbank launched their service bot “AVI” offered through the WhatsApp platform. During 2021, Interbank focused on growing this new channel, reaching 147,000 average monthly interactions, approximately 74,000 of which were self-assisted compared to 49,000 self-assisted interactions in January 2021.
Interbank has a
state-of-the-art
contact center, which managed an average of over 507,000 assisted interactions per month in 2021, answering inquiries from clients, offering assistance and information, and selling new products to customers.
Interbank has a dedicated telephone sales force of 301 employees as of December 31, 2021, which primarily sells credit cards and some other retail products. The dedicated sales force is a key resource for customer acquisition and for our cross-selling campaigns.
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
As part of its cybersecurity strategy, Interbank continued to evolve the maturity level of its cybersecurity capabilities, processes and tools, based on the National Institute of Standards and Technology (NIST), cybersecurity framework, new industry trends and definitions established by the bank. In 2021, Interbank focused its cybersecurity strategy on defining and beginning to implement a Zero Trust approach to address emerging risks through a stronger and more adaptable posture. Along this path, SASE (Security Access Service Edge) architecture capabilities such as CASB (Cloud Access Security Broker), CSPM (Cloud Security Posture Management) and NGSWG (Next Generation Web Gateway) have been implemented. Interbank also advanced its DevSecOps approach through continuous testing in the software development cycle and security automations in the integration and continuous deployment pipelines.
In the coming years, Interbank will continue to move towards a Zero Trust approach, the implementation of new local regulatory requirements in terms of cybersecurity and the generation of digital trust in the services offered to the customers.
Interbank’s IT strategy is focused on dedicating more resources to projects that add more value to the customer and help to accelerate digital transformation. Interbank invests in back-end
applications with the aim of keeping applications current while more effort and resources are dedicated to customer facing applications in order to provide a seamless digital experience to internal and external customers through all our channels.
A high percentage of IT investment is aimed at deepening the understanding of the customer to achieve service that exceed their expectations, providing solutions to their problems and enabling a selling platform with contextual and real time offerings. To provide this, Interbank IT

Unit fully utilizes the new technologies that allow the flexibility, scalability and availability required to fulfill customer demands. APIs, micro services and multicloud environments have been implemented since 2018 to reach these objectives. A close relationship with fintechs also helps Interbank to leverage some capabilities and creates opportunities to learn about the way to approach different solutions. An important fact to consider is the transformation of the working model from a waterfall scheme to an agile framework, based on new processes, tools and cultural changes since 2019. In 2020, the development model evolved to allow remote work, redesigning processes and adopting new tools to achieve an optimal work experience for technology teams while taking care of their communication needs, security and productivity. During 2021, our technology teams continued to work remotely, achieving optimal levels of effectiveness and efficiency.
Insurance Segment
Overview
Interseguro is an insurance company that caters to Peru’s growing middle class. Interseguro is focused on annuities and life insurance, two of the fastest growing insurance market segments in Peru, which are driven by the sale of annuities mostly to individuals that reached retirement or became disabled or died and individuals seeking life protection with savings options. Interseguro has been the leader in the Peruvian annuities (excluding private annuities) segment since 2010, with market shares in terms of premiums of 32.0% and 27.3% for the years ended December 31, 2021 and 2020, respectively.
For the four-year period ended December 31, 2021, Interseguro’s ROE averaged 24.6% compared to 12.6% for the Peruvian insurance industry. For the year ended December 31, 2021, Interseguro’s premiums (excluding disability and survivorship gross premiums) increased 71.9% as compared to 2020, according to the SBS, related to higher sales as a result of better annuities market conditions. During 2021, the survivorship annuities market grew 238.9% compared to 2020 due to the higher mortality rates from the
COVID-19
outbreak, which continued to increase during all of 2021 as a result of new waves and emergence of variants. This led to Interseguro achieving record annuities sales, with survivorship premiums going from S/117.1 million in 2020 to S/470.6 million in 2021, an increase of 302.0%. For the year ended December 31, 2020, Interseguro’s premiums (excluding disability and survivorship gross premiums) decreased 11.3% as compared to 2019, according to the SBS, related to lower sales as a result of the
COVID-19
pandemic.
Interseguro intends to leverage its leading position in annuities, as well as Intercorp Peru’s and Interbank’s retail distribution capacity to continue capturing growth opportunities in the insurance industry. In addition, Interseguro expects to continue developing new products to satisfy increasing demand for insurance products by middle class families in Peru.
The growth of annuities is expected to accelerate as the number of Peruvian private pension system affiliates and the Peruvian salaries average increases. From 2010 to 2021, the growth of Peruvian private pension system affiliates was 77.8%, according to the SBS, and the annual average growth of Peruvian salaries from 2010 to 2020 was 2.7%, according to INEI. In Peru, employees may choose to accumulate their mandatory retirement contribution in the public or the private pension system. Under the mandatory private pension system, a retiree has the option of converting the capital accumulated in a personal account maintained with an AFP into an annuity offered by a life insurance company, such as Interseguro. In addition to retirement annuities, Interseguro also offers disability annuities to members of the Peruvian private pension system who have been declared permanently or partially disabled. Moreover, Interseguro offers survivorship annuities to beneficiaries of deceased members of the system. Once an annuity client chooses an insurance company, the decision is irrevocable. Besides private pension system annuities, Interseguro offers private annuities, a product that was launched in 2016 and that is sold to any owner of private funds and is not restricted to members of the system and their accumulated capital. This product is aimed at retirees that choose to withdraw the 95.5% of their pension funds and are looking for an option to capitalize such funds.
Interseguro also offers traditional life insurance products, as well as low-cost
premium retail insurance products, including credit life, SOAT, credit card protection insurance, among others, mainly sold through Interbank and Intercorp Peru’s complementary channels, as well as digital channels. Interseguro’s life and retail insurance business lines have grown significantly over the last five years. As of December 31, 2021, Interseguro was the fifth largest consolidated insurance company and the third largest life insurance company in Peru in terms of premiums. In addition, in terms of the size of its portfolio, Interseguro was the largest insurance company in Peru as of December 31, 2021.

For the years ended December 31, 2021, 2020 and 2019, Interseguro’s net results were net profit of S/272.7 million (U.S.$68.4 million), net profit of S/141.1 million (U.S.$39.0 million) and net profit of S/130.4 million (U.S.$39.3 million), respectively. As of December 31, 2021, 2020 and 2019, Interseguro had shareholders’ equity of S/873.6 million (U.S.$219.1 million), S/935.3 million (U.S.$ 258.3 million) and S/973.9 million (U.S.$293.9 million), respectively. Interseguro’s ROE for the year ended December 31, 2021 was 28.2% while ROA was 1.8%. Interseguro’s ROE for the year ended December 31, 2020 and 2019 was 18.9% and 14.2%, respectively, and ROA for the years ended December 31, 2020 and 2019 were 1.0% and 1.0%, respectively.
For the years ended December 31, 2021 and 2020, Interseguro’s net profit under SBS GAAP were S/303.6 million and S/256.6 million, respectively. The increase in Interseguro’s net profit under SBS GAAP for the year ended December 31, 2021 as compared to 2020 was primarily a result of a S/116.8 million increase in net gain on sale of financial investments. According to SBS, as of December 31, 2021, Interseguro had shareholders’ equity of S/1,486 million as compared to S/1,577 million for 2020. Interseguro’s ROE under SBS GAAP for the year ended December 31, 2021 was 19.9%, as compared to 18.0% for the year ended December 31, 2020. According to the SBS, for the year ended December 31, 2021, Interseguro was the first most profitable insurance company by ROE, when compared to the five other largest insurance companies in Peru.
Interseguro acquired Seguros Sura in November 2017 and merged with Interseguro in March 2018. Prior to the acquisition, and according to the SBS, for the period ended December 31, 2016, Seguros Sura was the fourth largest company by assets and the third largest company in the annuities and individual life segment in Peru with a 17.4% market share and a 10.4% market share by premiums, respectively.
COVID-19
Measures
Interseguro had a rapid and effective response to the
COVID-19
pandemic in 2020 and 2021, deploying response measures targeting its operations, financial profile and investments, and customers and employees.
In the interest of safeguarding the integrity of the organization and health of its employees, at the outset, Interseguro implemented a home office scheme for all of its administrative staff, while suspending all activities of its sales force during the initial lockdown implemented by the Peruvian government in the spring of 2020 in response to the pandemic. Interseguro’s sales force was granted paid leave from mid-March
to
mid-May
of 2020. Currently, 100% of Interseguro’s operational sales force is working through remote assistance and digital channels. Interseguro’s customer service offices initially reopened with limited capacity during the pandemic but as of the date of this Annual Report on Form
20-F,
most of the customer service force is also working 100% remotely. Interseguro’s digital channels are expected to take a leading role in the company’s recovery and adjustment to operations in the
COVID-19
era.
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

The following chart shows Interseguro’s and the Peruvian insurance system’s breakdown by life insurance premiums plus collections according to the SBS as of December 31, 2021:
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
Soles
, U.S. dollars and
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

The following table shows Interseguro’s Annuity Gross Premiums by type from 2017 to 2021.
Annuities Gross Premiums (S/ in Millions)

Source: Company information.
Interseguro’s annuities products include:
Regular Retirement Annuities
Retirement
. The retirement annuity product is directed to members of the Peruvian private pension system who are 65 years of age or older and retiring. This product represented 0.4% of annuities sold by Interseguro for the year ended December 31, 2021 as compared to 0.4% and 0.5% for the years ended December 31, 2020 and 2019, respectively.
Early Retirement
. The early retirement product was offered to members of the Peruvian private pension system who are not yet 65 years of age, but who are permitted to have access to their Peruvian private pension system accounts if the savings in such accounts allow for a pension of at least 40% of the average last 120 months’ compensation. The early retirement annuity products represented 0.1% of annuities sold by Interseguro for the year ended December 31, 2021 as compared to 0.1% for each of the years ended December 31, 2020 and 2019. Peruvian law was modified and since May 2019, in order to access this product, men must be at least 55 years old and women 50 years old. This change is intended to fill a loophole in the law that allowed affiliates to deliberately increase their funds with additional deposits, in order to access early retirement and withdraw 95.5% of their total pension funds, regardless of age. This modification closed the loophole should positively impact the annuities market slightly, as it helps in retaining affiliates in the private pension system for longer.
Special Early Retirement
. The special early retirement product was offered until December 2018 to members of the Peruvian private pension system who are 55 years of age or older and male, or 50 years of age or older and female, and are retiring and have not been contributing to the Peruvian private pension system for at least 12 months. Since May 2019, Peruvian law established that this regime is permanent and in order to access this product, if a retiree receives income during the period in which they have not been contributing, total income must be less than or equal to seven UIT (
Unidad Impositiva Tributaria
).

This product is more flexible than the standard early retirement annuity product. The special early retirement annuity product represented 0.0% of annuities sold by Interseguro for the year ended December 31, 2021 as compared to 0.0% and 0.2% for the years ended December 31, 2020 and 2019, respectively.
Private Annuities.
The Private Annuities product was launched in 2016 allowing the recovery of Interseguro’s premiums and collections from the effects of the law No. 30,425, enacted in 2016. This product can be sold to any owner of private funds and is not restricted to members of the system and their accumulated capital. The annuity can have any duration and the lump sum invested can be partially or totally repaid at the end of the annuity, if it has one. As of the date of this Annual Report on Form
20-F,
most of the clients and their funds come from retirees that chose to withdraw 95.5% of their accumulated capital. Private Annuities represented 32.9% of annuities sold by Interseguro for the year ended December 31, 2021 as compared to 39.4% and 38.2% for the years ended December 31, 2020 and 2019, respectively.
Disability and Survivorship Annuities
Disability and Survivorship
. Under Peruvian law there is a mandatory insurance coverage for all members of the pension system paid monthly in addition to their contribution. In case a member has been declared permanently or partially disabled, or deceased while having legal beneficiaries, this insurance completes the accumulated capital as if the individual had worked until retirement age, allowing a better pension when applying for the retirement. While this insurance is not an annuity, it is closely related to the one we describe next. Disability and survivorship represented 1.0% of annuities sold by Interseguro for the year ended December 31, 2021 as compared to 2.5% and 2.6% for the years ended December 31, 2020 and 2019, respectively.
The SBS conducts a Dutch auction every two years inviting insurance companies to bid to determine which insurance company will be the provider for this insurance in a two-year
period. Interseguro was successful in the 2015 auction, and as a result of the merger with Seguros Sura, they were also a provider for 2017. Interseguro participated in the auction for the 2021-2022 year but were not successful; they expect to bid again at the next auction. Although this will represent a decrease in gross premiums in the following years, Interseguro ceded almost 100% of disability and survivorship gross premiums; therefore, the effect on net profit is minimal.
Disability and Survivorship Annuities
. The disability and survivorship product is offered to members of the Peruvian private pension system who have been declared permanently or partially disabled and to beneficiaries of deceased members of the Peruvian private pension system. This annuity is offered in conjunction with the disability and survivorship mandatory insurance. Disability and survivorship annuity products accounted for 65.7% annuities sold by Interseguro for the year period ended December 31, 2021 as compared to 57.6% and 58.3% for the years ended December 31, 2020 and 2019, respectively.
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
For the year ended December 31, 2021, Interseguro’s market share by annuity premiums (including Private Annuities and excluding Previsional Insurance) was 27.6%, nearly 810 basis points higher than its next competitor’s market share.
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

Interseguro offers the following retail insurance products:
Credit Life Insurance.
The credit life insurance product protects against death or disability of the insured and is designed to pay the debt owed by a customer to the financial institution. This product is available for mortgages, credit cards and personal loans. Credit life insurance represented 55.4% of total retail insurance premiums assumed by Interseguro for the year ended December 31, 2021 as compared to 59.7% and 56.8% for the years ended December 31, 2020 and 2019, respectively.
Debit and Credit Card Protection Insurance.
The debit and credit card protection insurance product protects the insured against financial loss, medical expenses for hospitalization or accidental death as a result of theft, assault and abduction. Debit and credit card protection insurance represented 8.2% of total retail insurance premiums assumed by Interseguro for the year ended December 31, 2021 as compared to 10.4% and 8.9% for the years ended December 31, 2020 and 2019, respectively.
SOAT (Seguro Obligatorio de Accidentes de Tránsito).
The SOAT product protects against the risk of death or injury to occupants and third parties involved in an automobile accident. The SOAT product is mandatory, and coverage is limited to cover personal injury, excluding any physical damage to the vehicle. The SOAT product accounted for 20.8% of total retail insurance premiums assumed by Interseguro for the year ended December 31, 2021 as compared to 19.7% and 17.0% for the years ended December 31, 2020 and 2019, respectively.
Vehicle Insurance.
The vehicle insurance coverage includes damage to vehicles due to traffic accidents, total loss, theft, fire, nature risks, strikes or vandalism and civil liability for occupants and third parties. Occupants’ damages such as permanent disability, healing expenses, funeral expenses and death are also covered. In addition, this insurance includes replacement drivers, cranes and mechanical assistance, among others. Vehicle Insurance represented 4.4% and 3.0% of total retail insurance premiums assumed by Interseguro for the years ended December 31, 2021 and 2020, respectively.
Loan Protection Insurance.
The loan protection insurance covers a specific number of payments of a loan in case the insured loses his job. Loan protection insurance accounted for 5.3% of total retail insurance premiums assumed by Interseguro for the year ended December 31, 2021 as compared to 3.8% and 12.5% for the years ended December 31, 2020 and 2019, respectively.
Extended Warranty.
The extended warranty product extends the product’s original warranty period by about 12–24 months. Extended warranty product accounted for 0.6% of total retail insurance premiums assumed by Interseguro for the year ended December 31, 2021 as compared to 0.5% and 0.5% for the years ended December 31, 2020 and 2019, respectively.
Others.
The other products category protects against personal accidents. Other products accounted for 5.8% of total retail insurance premiums assumed by Interseguro for the year ended December 31, 2021 as compared to 2.8% and 2.6% for the years ended December 31, 2020 and 2019, respectively.
Individual Life
Although the individual life insurance market remains relatively small in Peru, the market has grown at a CAGR of 14.5% between December 31, 2017 and December 31, 2021. For the year ended December 31, 2021, the individual life insurance market increased 28.5% as compared to 2020, primarily due to an economic recovery following less restrictive government mandates by the end of 2020, as well as increased concerns relating to the second wave of
COVID-19
which resulted in increased purchases of life insurance. The recovery of the Peruvian economy and digitalization of the sales processes are expected to boost sales of individual life products.
Interseguro offers a variety of individual life insurance products, providing a wide range of coverage for the length of a policyholder’s life. Most of Interseguro’s products also provide savings features.
Interseguro’s strategy in individual life insurance consists in adapting its products to the emerging Peruvian middle class, developing a highly trained sales force, achieving high standards of sales efficiency and leveraging digitalization to increase sales of life insurance. For the year ended December 31, 2021, Interseguro positioned itself as the third largest participant in the individual life insurance market, with a 12.0% market share by premiums.

Sales Force
Interseguro markets its annuities and individual life insurance products through its own dedicated sales force both in Lima and across Peru’s provinces, without a third-party intermediary. Due to the
COVID-19
pandemic, Interseguro retooled its sales force to provide customers with a 100% remote assistance and digital operation. Prior to the pandemic, sales in annuities and life insurance products were only conducted in-person,
but digitalization of these sales was accelerated.
In annuities, Interseguro employed 120 agents, 71 in Lima and 49 outside of Lima as of December 31, 2021. Each salesperson receives continuous training through a multiple-level program, which includes training in macroeconomic background, financial statement analysis, investment policy, marketing techniques and time management. In addition, Interseguro’s annuity sales agents specialize in the sale of different types of annuity products. As a result, Interseguro’s sales force is trained to satisfy each customer’s needs.
In life insurance, Interseguro employed 370 agents, 284 agents in Lima and 86 agents outside of Lima, as of December 31, 2021. In addition, Interseguro employs servicing agents with the aim of servicing existing life insurance policies. We believe that constant training develops effective sales techniques and the skills to assess customer needs, which we believe is one of Interseguro’s critical competitive advantages. Interseguro has a specialized team focused on setting a training curriculum for each salesperson in the first three years with the company as well as in assigning a mentor to each new recruit.
As of December 31, 2021, Interseguro works with six brokers nationwide to offer SOAT. Interseguro also works with insurance brokers to sell SOAT to increase coverage in Peru with limited capital investment. As of December 31, 2021, the brokerage channel accounts for approximately 20.3% of Interseguro’s total SOAT sales.
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
Interseguro’s retail insurance division used the following distribution channels to sell its products as of December 31, 2021:

Strategic Partners	Points of Sale
Interbank	Financial Stores: 189
Plaza Vea: 74 stores
Intercorp Retail	Oechsle: 26 stores
Interseguro’s retail insurance premiums breakdown by distribution channel as of December 31, 2021 is the following:

Strategic Partners	Retail insurance premiums breakdown
Interbank	95%
Intercorp Retail (Plaza Vea and Oeschle)	5%
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
Additionally, as established by the investment regulation of insurance companies, Interseguro must meet its technical obligations. As part of the coverage of the technical obligation proceeds, Interseguro must follow the investment management principles established in the regulation and comply with the eligibility requirements of its investments by type of assets.
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
As of December 31, 2021, Interseguro’s investments amounted to S/13,175.9 million, of which S/10,905.6 million and S/1,045.9 million were fixed income securities, and equity securities and fund investments, respectively as compared to S/13,939.0 million, of which S/11,645.1 million and S/1,249.9 million were fixed income securities, and equity securities and fund investments, respectively for 2020. As of December 31, 2021, investments in real estate projects were S/1,224.4 million (approximately U.S.$307.8 million) as compared to S/1,044.0 million (approximately U.S.$288.3 million) for 2020.
The following tables present a breakdown of Interseguro’s investment portfolio by type of investment as of the dates indicated.
Investments by Type

	Book Value as of December 31,
	2021		2020		2019
	S/ in millions	%	S/ in millions	%	S/ in millions	%
Fixed Income	10,905.6	82.8%	11,645.1	83.5%	10,400.9	83.6%
Corporate Bonds	4,367.0	33.1%	5,519.6	39.6%	5,222.0	42.0%
Peruvian Sovereign Bonds	3,169.6	24.1%	2,923.8	21.0%	2,482.8	20.0%
Foreign Bonds	3,369.0	25.6%	3,201.7	23.0%	2,696.1	21.7%
Equity and Funds	1,045.9	7.9%	1,249.9	9.0%	1,062.8	8.5%
Equity	963.2	7.3%	1,119.0	8.0%	907.3	7.3%
Funds	82.6	0.6%	130.9	0.9%	155.5	1.3%
Real Estate	1,224.4	9.3%	1,044.0	7.5%	972.1	7.8%

Total	13,175.9	100.0%	13,939.0	100.0%	12,435.8	100.0%

The following tables present a breakdown of Interseguro’s investment portfolio by currency as of the dates indicated.
Investments by Currency

	Book Value as of December 31,
	2021		2020		2019
Portfolio	S/ in millions	%	S/ in millions	%	S/ in millions	%
Sol (1)	8,180.3	62.1%	8,620.1	61.8%	8,319.1	66.9%
U.S. dollar	4,995.6	37.9%	5,318.9	38.2%	4,116.7	33.1%

Total	13,175.9	100.0%	13,939.0	100.0%	12,435.8	100.0%

(1)	Real estate investments are measured in soles.
The following tables present a breakdown of Interseguro’s investment portfolio by rating as of the dates indicated.
Investments by Rating
(1)

	As of December 31,
	2021		2020		2019
	(S/ in millions)%		(S/ in millions)%		(S/ in millions)%
AAA	662.2	21.8%	862.3	22.6%	1,044.4	26.4%
AA+ to AA-	2,351.2	77.3%	2,920.2	76.6%	2,545.1	64.4%
A+ to A-	27.2	0.9%	31.1	0.8%	363.9	9.2%

Total Local Ratings	3,040.6	100.0%	3,813.6	100.0%	3,953.4	100.0%

AAA	0.0	0.0%	0.0	0.0%	0.0	0.0%
AA+ to AA-	29.2	0.4%	35.6	0.5%	33.1	0.5%
A+ to A-	211.4	2.7%	1,311.6	16.7%	2,723.5	42.2%
BBB+	2,655.3	33.8%	2,440.1	31.2%	515.7	8.0%
BBB	3,356.3	42.7%	1,738.9	22.2%	1,471.0	22.8%
BBB-	1,161.6	14.8%	1,918.9	24.5%	1,704.2	26.4%
BB+	143.8	1.8%	0.0	0.0%	0.0	0.0%
BB	0.0	0.0%	206.2	2.6%	0.0	0.0%
BB-	102.7	1.3%	0.0	0.0%	0.0	0.0%
B	204.8	2.6%	0.0	0.0%	0.0	0.0%
CCC+	0.0	0.0%	180.2	2.3%	0.0	0.0%

Total Foreign Rating	7,865.0	100.0%	7,831.4	100.0%	6,447.5	100.0%

(1)	Includes only credit rated fixed-income investments.
In regards to fixed income, Interseguro prioritizes the investment in local bonds and foreign bonds with a higher risk rating of
AA-
and
BBB-,
respectively.

The following table presents a breakdown of Interseguro’s investment portfolio by maturity as of the dates indicated.
Investments by Maturity

	Book Value as of December 31,
	2021	2020	2019
	S/ in millions	S/ in millions	S/ in millions
Maturity
0-5 years	121.6	137.4	127.7
6-10 years	1,287.6	1,688.1	1,350.6
11-20 years	4,461.3	4,982.6	4,420.0
21+ years	5,035.1	4,837.1	4,502.7
No maturity(1)	2,270.3	2,293.9	2,034.9

Total	13,175.9	13,939.0	12,435.8

(1)	Real-estate and equity investments.
Fixed-Income
The fixed-income securities portfolio is mainly composed of long-term fixed rate debt that are eligible instruments to cover reserves, in compliance with the requirements established by the SBS.
As of December 31, 2021, Interseguro’s fixed-income investments represented 82.8% of its total portfolio, of which 40.0% were corporate bonds, 29.1% were Peruvian sovereign bonds, 30.9% were foreign bonds as compared to 83.5% and 83.6%, respectively, of its total portfolio, of which 47.4% and 50.2%, respectively, were corporate bonds, 25.1% and 23.9%, respectively, were Peruvian sovereign bonds, 27.5% and 25.9%, respectively, were foreign bonds for 2020 and 2019.
As of December 31, 2021, 100.0% of bonds with local ratings and 94.3% of bonds with international ratings had investment grade status.
Equity and Funds
Substantially all of Interseguro’s equity and funds portfolio is invested in companies with low beta and relatively stable and predictable cash flows. Interseguro’s equity and funds portfolio is invested across Latin America and the United States. As of December 31, 2021, Interseguro’s equity and funds portfolio represented 7.9% and of its total portfolio, of which 74.2% was invested in foreign securities and 25.8% in local securities. As of December 31, 2020 and December 31, 2019, Interseguro’s equity and funds portfolio represented 9.0% and 8.5%, respectively, of its total portfolio, of which 67.6% and 66.8%, respectively, was invested in foreign securities and 32.4% and 33.2%, respectively, in local securities.
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
Real estate income derives from the appreciation of real estate property and from rental income from its tenants. Interseguro’s rental income comes primarily from Orquídeas (offices building) and Tabacalera (industrial asset). Tabacalera is an industrial property leased to Teleatento Peru S.A.C, which is a company dedicated to call centers. As of December 31, 2021, Interseguro’s investments in real estate projects represented 9.3% of its total portfolio, as compared to 7.5% and 7.8% for the years ended December 31, 2020 and 2019, respectively.
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

Premiums ceded to reinsurers represented 1.0%, 1.6% and 1.5% of Interseguro’s premiums assumed for the years ended December 31, 2021, 2020 and 2019, respectively (these percentages do not include the reinsurance for the pension-related insurance (disability and survivorship)).
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
Interseguro has undertaken investments in technology with the aim of providing a stable and secure platform to support its rapidly expanding business. In 2012, Interseguro’s insurance company decided to invest in the implementation of an operations system in order to support Interseguro’s planned growth in life and retail insurance, a CRM platform, and business intelligence capabilities, among others. Interseguro invested approximately S/1.5 million in projects for the year ended December 31, 2021 and approximately S/1.7 million and S/1.8 million, in projects for the years ended December 31, 2020 and 2019, respectively. Interseguro plans to invest approximately S/10.5 million over the next three years in technology.
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
Wealth Management Segment
Overview
Inteligo is a provider of wealth management services through Inteligo Bank, brokerage services through Inteligo SAB and mutual funds management services through Interfondos. Inteligo Bank primarily focuses on individuals with investable assets in the range of U.S.$500,000 and U.S.$10.0 million, where Inteligo believes there is higher growth potential. Inteligo SAB and Interfondos focus on providing brokerage and mutual funds services to individuals with investable assets under U.S.$500,000. As of December 31, 2021, Inteligo had assets under management of S/22,980.7 million (U.S.$ 5,763.9 million) as compared to S/20,988.8 million (U.S.$ 5,796.4 million) in 2020. Inteligo’s assets under management grew at a CAGR of 9.1% between December 31, 2017 and December 31, 2021. Inteligo conducts various types of banking, trust, financing, brokerage and investing activities for high net worth individuals.
Inteligo SAB also provides sales and trading operations for individual and institutional customers primarily in the Peruvian capital markets. As of December 31, 2021, Inteligo SAB was the seventh largest broker by market share in equities trading, according to the SMV. Interfondos is the fourth largest mutual fund manager in Peru with a 13.2% market share based on assets under management, according to the SMV.
Inteligo’s net profit for the year ended December 31, 2021 was S/283.5 million as compared to S/243.1 million in 2020. As of December 31, 2021, Inteligo had shareholders’ equity of S/1,295.1 million as compared to S/1,074.9 million in 2020. Inteligo’s ROE for the year ended December 31, 2021 was 23.0% as compared to 28.0% in 2020.
COVID-19
Measures
Inteligo deployed several strategies across the organization to mitigate the impact of the
COVID-19
pandemic on both its operations and on its employees. Inteligo Bank, Inteligo SAB and Interfondos have operated under a 100% home-office scheme since lockdown measures and social mobility restrictions were enacted by the governments of Peru, Panama and The Bahamas in March 2020. These companies were able to remain close to their clients by using technology to maintain frequent communication and to ensure agile execution. In addition, all banking, investment advisory and execution services remain available to clients in compliance with social-distancing, hygiene, and constant health-monitoring protocols, as we aim to safeguard the well-being of our clients and employees alike. As of December 2021, Inteligo has launched a pilot program for a hybrid workplace for its employees and expects to implement a full program during 2022 depending on the evolution of the
COVID-19
pandemic.
Given the economic impact of the pandemic, improved liquidity levels and strong capital adequacy ratios have been a business priority. As of December 31, 2021, Inteligo Bank held up to 26.35% of its assets in cash and equivalents, while such ratio for Interfondos stood at 48.48%. Additionally, Inteligo Bank’s capital adequacy ratio stood at 24.39% as of December 31, 2021, as compared to a minimum regulatory requirement of 8%.
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
research team.
The strength of Inteligo’s financial advisory services has contributed to the growth of its fee income as a percentage of its revenues. Inteligo’s fee income from financial services, net increased from S/164.0 million for 2020 to S/197.0 million for 2021. Fee income represented 44.4% of Inteligo’s total sources of revenue in 2021.
Lending
Inteligo offers lending services through Inteligo Bank to complement its wealth management business only to its existing clients. Most of the loans are categorized as consumer financing.
Inteligo Bank’s loan portfolio was fully collateralized by its clients’ assets as of December 31, 2021. Inteligo’s net loan portfolio totaled S/1,698.4 million as of December 31, 2021, increasing 2.3%, from S/1,660.5 million, as of December 31, 2020. Inteligo’s net loan portfolio represented 29.7% of its total assets as of December 31, 2021 as compared to 38.5% for 2020.
Portfolio Investments
Inteligo manages a proprietary portfolio primarily composed of medium-term investments in fixed-income securities and private equity. Inteligo’s investment team uses third-party funds as well as individual fixed income and equity securities. For 2021, revenues from Inteligo’s proprietary portfolio represented 27.8% of total revenue compared to 30.7% for 2020.
Inteligo’s investment portfolio as of December 31, 2021, totaled S/2,314.3 million, an increase of 23.0%, from S/1,881.0 million as of December 31, 2020, mainly explained by an appreciation of equity investments. In addition, Inteligo’s investment portfolio represented 40.4% of total assets as of December 31, 2021 as compared to 43.7% for 2020. Inteligo’s investment portfolio represented 43.7% of total assets as of December 31, 2020 as compared to 38.8% for 2019.

The following tables show the composition of Inteligo’s portfolio by asset class as of the dates indicated.
Investments by Asset Class

	As of December 31,
	2021	2020	2019

Asset Class	(S/ in millions)
Fixed income	260.2	424.9	404.9
Equity	429.9	367.3	277.4
Managed accounts (Fixed income)	286.0	291.2	270.7
Managed accounts (Long-Short)	115.9	103.1	0.0
Mutual funds & investment funds	1,222.3	694.6	639.0

Total	2,314.3	1,881.0	1,592.0

Investments by Maturity

	As of December 31,
	2021	2020	2019

Maturity	(S/ in millions)
0-5 years	211.0	260.1	305.7
6-10 years	236.7	370.1	295.5
11+ years	86.8	70.1	64.2
No maturity (1)	1,779.8	1,180.8	926.5

Total	2,314.3	1,881.0	1,592.0

(1)	Mutual Funds, equity and private equity investments.
Inteligo’s successful strategy is reflected by the strong growth of its assets under management which had a CAGR of 9.1% between December 31, 2017 and December 31, 2021, surpassing Peru’s GDP growth. For the year ended December 31, 2021, Inteligo’s growth in assets under management was 9.5%, as compared to 2020. For the year ended December 31, 2020, Inteligo’s growth in assets under management was 14.7% as compared to 2019.
The following table shows the composition of Inteligo’s assets under management by asset class as of the dates indicated.
Assets under Management by Asset Class

	As of December 31,
	2021	2020	2019

Asset Class	(S/ in millions)
Fixed income	13,908	11,082	9,122
Equity	7,600	8,993	7,527
Alternative investments	1,472	915	1,644

Total	22,981	20,989	18,293

Inteligo’s net profit grew at a CAGR of 9.2% between December 31, 2017 and December 31, 2021, supported by strong fees on assets under management, which remained at 0.9% in 2021. For the year ended December 31, 2021, Inteligo’s net profit increased 16.6% as compared to 2020. For the year ended December 31, 2020, Inteligo’s net profit increased 21.4% as compared to 2019.
Market Segmentation
Inteligo Bank primarily focuses on individuals with investable assets in the range of U.S.$500,000 and U.S.$10 million, where Inteligo believes there is higher growth potential. Inteligo SAB and Interfondos also focus on providing brokerage and mutual funds services to individuals with investable assets under U.S.$500,000. As of December 31, 2021, Inteligo Bank, Inteligo SAB and Interfondos had approximately 4,280, 1,544 and 59,201 clients, respectively, as compared to approximately 3,313, 1,339 and 75,904 clients, respectively, in 2020.

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
Financial Advisory Team
Inteligo serves its customers through its advisory team of approximately 42 people. Through its relationship managers, Inteligo establishes strong client relationships which result in a loyal and growing customer base. Inteligo’s experienced relationship managers team has acquired specialized product knowledge and deep understanding of its customers’ needs.
Information Technology Unit
Inteligo Bank implemented a new core system in 2020 to support its rapidly expanding operations. As of December 31, 2021 and 2020, Inteligo Bank had invested S/2.7 million and S/5.0 million, respectively, in the development of its technology platform, which will allow it to leverage its existing CRM platform and develop stronger business intelligence capabilities. Inteligo SAB and Inteligo Perú Holding implemented a new core IT system in 2021, SAP Business One, which allows them to automate back office activities like accounting, budgeting and purchasing.
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
In 1998, the rise in international interest rates that followed the Russian default led to large outflows of capital from Peru, resulting in a 15.8% depreciation of the
Sol
. The strong depreciation of the
Sol
, coupled with the strong dollarization of the Peruvian Banking system prevalent at that time (81% of the loans were denominated in U.S. dollars) led to a sharp deterioration of the Peruvian banking system’s loan portfolio quality and to a contraction in total loans.
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
From December 31, 2017 to December 31, 2021, the banking system in Peru continued to grow steadily, with gross loans expanding at a four-year CAGR of 9.3%, according to the SBS. A significant part of the growth experienced by the Peruvian financial system since 2017 has been generated by the retail banking sector. Retail loans (including consumer loans and mortgages) grew at a four-year CAGR of 6.9% for the period ended December 31, 2021. As of December 31, 2021, approximately 31.9% of the Peruvian banking sector’s total loans were retail loans, down from 34.8% as of December 31, 2017.
According to the SBS, the total number of credit cards issued by the Peruvian Banking system as of December 31, 2021 was approximately 6.0 million.
Although mortgage loans in the Peruvian banking system grew at a four-year CAGR of 8.0% for the period ended December 31, 2021 and 8.9% between December 31, 2020 to December 31, 2021, there is still substantial room for growth, with only approximately 0.2 million mortgages outstanding in Peru among a population of approximately 33.1 million, compared to approximately 1.6 million mortgages outstanding in Chile for a population of 19.7 million, each as of December 31, 2021. A responsible macroeconomic approach, high housing demand and the promotion of housing programs over the past five years have been the main drivers of mortgage loan growth in Peru and are expected to continue fueling mortgage lending.
The Peruvian banking system is highly concentrated in a small number of relatively large participants. The four largest banks accounted for 84.7% of total gross loans and 82.6% of total deposits in the system as of December 31, 2021. Furthermore, foreign banks play a significant role in the Peruvian financial system. As of December 31, 2021, BBVA and Scotiabank, two of the four largest banks in the system, which accounted for a combined 37.5% of total gross loans and 32.4% of total deposits, according to the SBS, were under foreign control. Although other major global banks such as BNP Paribas, Standard Chartered, Intesa, BankBoston, HSBC and Deutsche Bank have ceased operations in Peru over the past 15 years, other foreign banks have entered or have shown interest in entering or increasing their exposure in the Peruvian market.

Interbank is currently the fourth largest bank in Peru, as measured by commercial lending and total assets and third largest bank, as measured by retail lending and total deposits, as of December 31, 2021, and has faced strong competition, including increased pressure on margins, primarily as a result of the presence of commercial banks in the Peruvian market with substantial capital, technology and marketing resources, as well as from Peruvian pension funds that lend to Interbank’s current and potential commercial customers. This increased competition has affected the average interest rates that the Peruvian banking system has been able to charge its customers. Despite being the fourth largest bank in Peru, Interbank is strongly positioned in the consumer sector, being the second largest bank in gross consumer loans as of December 31, 2021, according to the SBS.
In November 2019, the SBS issued Resolution No. 5570-2019 which became effective in January 2021. This resolution establishes that the non-revolving
financing portion of credit card loans must be presented for regulatory considerations as loans instead of credit card loans. Under SBS GAAP figures, this resulted in a significant reduction to Interbank’s credit card loan balances, market share and a change in its retail loans portfolio mix, as a result we no longer have a sizable market share in that product and do not present separate market share information for credit card loans.
The following tables show Interbank, the rest of the Peruvian banking system and their respective market shares as of December 31, 2021.

	Assets			As of December 31, 2021 Total Gross Loans			Deposits
	Balance	Market Share (%)	Rank	Balance	Market Share (%)	Rank	Balance	Market Share (%)	Rank

	(S/ in millions)			(S/ in millions)			(S/ in millions)
BCP	185,893	35.9%	1	122,395	35.0%	1	121,793	36.8%	1
BBVA	101,645	19.6%	2	74,446	21.3%	2	63,214	19.1%	2
Scotiabank	77,024	14.9%	3	56,682	16.2%	3	44,272	13.4%	4
Interbank	68,380	13.2%	4	43,042	12.3%	4	44,398	13.4%	3
BanBif	19,081	3.7%	5	13,099	3.7%	6	12,435	3.8%	5
Mibanco	15,807	3.1%	6	13,432	3.8%	5	8,337	2.5%	6
Pichincha	11,309	2.2%	7	8,928	2.6%	7	7,593	2.3%	7
Santander	9,545	1.8%	8	5,596	1.6%	8	6,495	2.0%	8
Citibank	7,726	1.5%	9	1,810	0.5%	11	6,170	1.9%	9
GNB	5,967	1.2%	10	3,214	0.9%	9	4,668	1.4%	11
ICBC	5,890	1.1%	11	879	0.3%	14	5,311	1.6%	10
Falabella	4,186	0.8%	12	2,852	0.8%	10	2,875	0.9%	12
Comercio	2,292	0.4%	13	1,807	0.5%	12	1,458	0.4%	13
Ripley	2,166	0.4%	14	1,450	0.4%	13	1,408	0.4%	14
Alfin Banco	663	0.1%	15	377	0.1%	15	562	0.2%	15
Bank of China	522	0.1%	16	20	0.0%	16	269	0.1%	16

Total	518,094	100.0%	—	350,029	100.0%	—	331,260	100.0%	—

Source: SBS.

	As of December 31, 2021
	Gross Consumer Loans (1)
	Balance	Market Share (%)	Rank

	(S/ in millions)
BCP	13,537	24.4%	1
Interbank	12,546	22.6%	2
Scotiabank	9,112	16.4%	3
BBVA	7,714	13.9%	4
Falabella	2,852	5.1%	5
Pichincha	2,839	5.1%	6
BanBif	1,703	3.1%	7
Ripley	1,450	2.6%	8
GNB	1,434	2.6%	9
Comercio	1,429	2.6%	10
Mibanco	598	1.1%	11
Alfin Banco	372	0.7%	12
Santander	5	0.0%	13
Citibank	0	0.0%	14
ICBC	0	0.0%	15

Bank of China	0	0.0%	16

Total	55,592	100.0%	—

Source: SBS.

(1)	Gross consumer loans do not include mortgage loans.

The following table shows key industry metrics for the four largest banks by assets and the Peruvian banking system.

	2021	2020	2019	2018	2017
ROE
Interbank	19.1%	4.3%	22.0%	21.3%	20.7%
BCP	15.9%	4.5%	20.6%	21.4%	21.4%
BBVA	16.3%	7.0%	18.9%	19.0%	19.6%
Scotiabank	10.1%	2.6%	15.9%	15.3%	16.0%
Peruvian banking system	13.3%	4.0%	18.5%	18.5%	18.3%
ROA
Interbank	1.7%	0.4%	2.4%	2.3%	2.1%
BCP	1.6%	0.5%	2.7%	2.6%	2.4%
BBVA	1.5%	0.7%	2.0%	2.0%	1.8%
Scotiabank	1.3%	0.3%	2.1%	2.1%	2.1%
Peruvian banking system	1.4%	0.4%	2.3%	2.2%	2.1%
Efficiency Ratio (1)
Interbank	45.1%	39.4%	38.4%	40.4%	42.3%
BCP	44.7%	40.9%	39.0%	40.1%	39.7%
BBVA	39.3%	40.4%	37.7%	37.5%	37.9%
Scotiabank	42.7%	41.0%	36.1%	37.0%	37.0%
Peruvian banking system	46.6%	43.4%	41.1%	42.2%	42.5%
Past-Due-Loan Ratio
Interbank	3.6%	3.4%	2.6%	2.6%	2.9%
BCP	3.7%	3.2%	2.7%	2.7%	3.0%
BBVA	3.7%	3.2%	3.0%	2.9%	2.7%
Scotiabank	3.9%	5.4%	3.5%	3.5%	3.2%
Peruvian banking system	3.8%	3.8%	3.0%	3.0%	3.0%
Coverage Ratio
Interbank	132.8%	202.3%	176.5%	175.0%	167.2%
BCP	152.5%	192.7%	137.7%	143.0%	139.6%
BBVA	167.2%	192.9%	161.8%	163.4%	168.5%
Scotiabank	154.0%	136.1%	134.7%	128.9%	137.7%
Peruvian banking system	155.5%	177.7%	152.1%	153.6%	152.6%
Total Capital Ratio
Interbank	15.9%	17.0%	15.2%	15.8%	16.1%
BCP	14.9%	14.9%	14.5%	14.2%	15.1%
BBVA	14.1%	13.7%	14.1%	15.0%	14.2%
Scotiabank	14.7%	16.5%	14.5%	14.6%	15.5%
Peruvian banking system	14.9%	15.5%	14.6%	14.7%	15.2%

Source: SBS.

(1)	Under SBS criteria.
Note: ROE calculated as net income for the period divided by the average of total equity at the end of the last five quarters. ROA calculated as net income for the period divided by the average of total assets at the end of the last five quarters.

The Peruvian banking system’s net profit was S/7,218 million in 2021, an increase of more than two-fold
compared to 2020 due to higher revenues and lower provisions as a result of the activity recovery and base effect of the
COVID-19
pandemic. The following chart shows the evolution of the banking system’s net profit between 2017 and 2021.
Banking system’s Net Profit 2017 — 2021 (S/ in millions)

Source: SBS.
The following chart sets forth, for the metrics indicated below, the year-over-year performance as of December 31, 2021 for the four largest banks in Peru under SBS GAAP.
Total Net Profit CAGR (2017 – 2021) and
Year-Over-Year Performance by Net Profit (As of December 31, 2021 vs. As of December 31, 2020)

Source: SBS.
Note: Banks include international branches.
The banking system’s total loans have shown high growth in the past years, reaching a 9.3% four-year CAGR from 2017 to 2021. In 2021, according to the Central Bank, loans to the private sector grew 4.3% mainly due to disbursements under the Reactiva Peru program. Excluding the effect of the Reactiva Peru program, loans to the private sector would have increased 9.3% in 2021. The following chart shows the evolution of the Peruvian banking system’s retail and commercial loans between 2017 and 2021 under SBS GAAP.

Banking system’s total loan 2017-2021 (S/ in billion)

Source: SBS.
The following chart sets forth the four-year CAGR from 2017 to 2021 and the year-over-year growth as of December 31, 2021 of total loans under SBS GAAP for the four largest banks in Peru.
Total Loans CAGR (2017 - 2021) and
Year-Over-Year Growth (As of December 31, 2021 vs. As of December 31, 2020)

Source: SBS
Note: Banks include international branches.
The following chart sets forth the CAGR from 2017 to 2021 and the year-over-year growth as of December 31, 2021 of total deposits for the four largest banks in Peru. In 2021, increased in deposits was primarily due to an increase in our clients’ liquidity as the result of (i) partial cash withdrawals from CTS accounts systemwide and the private pension system, (ii) commercial deposits related to unused funds from the Reactiva Peru program, and (iii) the widespread adoption of a “savings” mindset, all as a result of the effects of the
COVID-19
pandemic.

Total Deposits CAGR (2017—2021) and
Year-Over-Year Growth (As of December 31, 2021 vs. As of December 31, 2020)

Source: SBS.
Note: Banks include international branches.
Interbank’s
past-due-loan
ratio was the fourth lowest among the four largest Peruvian banks, and lower than the banking system’s average of 3.8%. The following chart sets forth the past-due-loan
and coverage ratios under Peruvian SBS GAAP for the four largest banks in Peru as of December 31, 2021.
Past-Due-Loan
and Coverage Ratios (As of December 31, 2021)

Source: SBS.
Note: Banks include international branches.
As of December 31, 2021, Interbank’s
past-due-loan
ratio in retail and consumer loans was the first and fourth highest, respectively among the four largest Peruvian banks, due to our clients’ profile and the importance of credit cards in our portfolio. The following charts set forth the past-due-loan
ratios in retail and consumer loans for the four largest banks in Peru as of December 31, 2021.

Retail Loans
Past-Due-Loan
Ratio (As of December 31, 2021)

Source: SBS.
Note: Banks include international branches.
Consumer Loans
Past-Due-Loan
Ratio (As of December 31, 2021)

Source: SBS.
Note: Banks include international branches.
Interbank had the second lowest commercial
past-due-loan
ratio among the four largest Peruvian banks as of December 31, 2021. The following chart sets forth the commercial past-due-loan
ratio for the four largest banks as of December 31, 2021.
Commercial Loans
Past-Due-Loan
Ratio (As of December 31, 2021)

Source: SBS.
Note: Banks include international branches.

Fintech Landscape
In recent years, fintech entities have gained global relevance in financial services, with a focus on financial inclusion, payments solutions for individuals and companies, lending activities, insurance and investment needs. According to industry sources, investments in fintechs on a global basis increased more than 168.4% between 2020 and 2021, while fintech-related investments in Latin America increased 268.6% over the same period. In this region, investments in fintech entities have mostly targeted companies in countries like Brazil, Mexico and Colombia, which have critical mass populations. However, in Peru, partnerships between traditional financial institutions and fintech entities have started to occur, which we expect will expand opportunities to share competitive advantages and result in mutually beneficial opportunities to better serve current markets or access new ones. For example, in 2020, Interbank announced a partnership with Rappi, a leading super app in Latin America, to deliver 100% digital financial products in Peru and is constantly working closely with fintech entities to find other collaboration opportunities. In 2021, Interbank scaled its open banking initiative and integrated with several new partners to offer its financial services through new channels. For example, Interbank announced a partnership with Kambista, a Peruvian fintech which allows users to exchange U.S. dollars to soles
through an online currency exchange platform.
Peruvian Insurance Industry and Competition
The Peruvian insurance industry is well-capitalized, with a solvency ratio (
patrimonio efectivo / requerimientos patrimoniales
) of 131.9% under Peruvian SBS GAAP as of December 31, 2021, and operates under a well-established regulatory framework. Over the past recent years prior to the
COVID-19
pandemic, the industry has experienced strong growth. Insurance premiums grew at a four-year CAGR of 11.8% for the period ended December 31, 2021. Insurance premiums in Peru reached S/17.7 billion for the year ended December 31, 2021, representing a 26.2% year-over-year increase.
Life insurance premiums represented approximately 52.1% of total insurance premiums for the year ended December 31, 2021. In April 2016, a new regulation was approved in Peru, allowing pensioners to withdraw up to 95.5% of their retirement funds. While this measure had a negative impact on market size, life insurance annuities have increased at a CAGR of 16.7% from 2017 to 2021.
Growth of the annuities’ segment is expected to resume as the number of Peruvian private pension system’s retirees and their respective average pension balances increase. Currently, Peru’s private pension system covers eight million citizens, 96.6% of whom are under 65 years (legal retirement age).
According to the SBS, from 2008 to 2021, approximately 73,693 people retired under the Peruvian private pension system with more than 4.6 million people expected to retire between the next 10 and 30 years.
The table below sets forth the number of members in the Peruvian private pension system as of December 31, 2021.

As of December 31, 2021
Age (years)	Number of Members (in thousands)	Percentage of Total
Less than 25	1,053.8	12.8%
26-35	2,366.6	28.7%
36-45	2,141.1	25.9%
46-55	1,605.5	19.5%
56-65	804.9	9.8%
More than 65	280.1	3.4%

Total	8,252.0	100.0%

Source: SBS

The chart below sets forth Peruvian insurance premiums for the periods indicated.
Insurance Premiums (S/ in Millions)

Source: SBS.
The chart below shows market share by annuities premiums from 2017 to 2021.
Market Share by Annuities (Excluding Private Annuities) Premiums

Source: SBS.
Note: Interseguro’s figures incorporate Seguros Sura starting November 2017.
As of December 31, 2021, a total of 18 companies comprised the Peruvian insurance industry. As of December 31, 2021, in terms of assets on a consolidated basis, the four largest insurance companies had an 81.1% market share, and the leading two insurance companies had a combined market share of 51.2%. The Peruvian insurance industry is largely represented by Peruvian companies with three of the six largest companies controlled by Peruvian economic groups.

The following table presents market shares by assets and premiums of the six largest insurance companies in Peru as of and for the year ended December 31, 2021.

			Total Assets as of December 31, 2021		Total Net Premiums for the year ended December 31, 2021
Company	Life	Non-Life	(S/ in million)	Market Share (%)	(S/ in million)	Market Share (%)
Rimac	✓	✓	18,278.4	27.2%	5,228.2	29.5%
Pacífico Seguros	✓	✓	16,113.3	24.0%	4,272.0	24.1%
Interseguro	✓	✓	14,697.5	21.9%	1,270.8	7.2%
La Positiva(1)	✓	✓	7,700.8	11.5%	2,298.8	13.0%
Mapfre(1)	✓	✓	4,529.5	6.7%	2,170.7	12.3%
Protecta Security	✓	✓	2,770.9	4.1%	674.7	3.8%

Source: SBS
(1)	La Positiva consolidates La Positiva and La Positiva Vida. Mapfre consolidates Mapfre Peru and Mapfre Peru Vida.
The following chart sets forth the ROEs for Interseguro, its main competitors and the Peruvian insurance industry, from 2017 to 2021.
ROE

Source: SBS.
Note: Interseguro’s figures incorporate Seguros Sura starting November 2017.

The following chart shows investment portfolio returns for Interseguro and the Peruvian insurance industry from 2017 to 2021.
Investment Portfolio Returns (2017-2021)

Source: SBS.
Note: Interseguro’s figures incorporate Seguros Sura starting November 2017. Annual Investment portfolio returns calculated as return from investments for the period divided by the average of total investments at the last five quarters.
The following chart shows total investments under Peruvian SBS GAAP of the four largest life insurance companies in Peru as of December 31, 2021:
Investment portfolio (S/ in millions)

Source: SBS
Note: Interseguro’s figures incorporate Seguros Sura starting November 2017. La Positiva consolidates La Positiva and La Positiva Vida.

Insurtech Landscape
In the last 10 years, advances in technology and data analytics have been accelerating the potential development of insurtechs in different parts of the value chain of the insurance industry. At a global level, insurtechs have captured almost U.S.$20 billion in investments from venture capital firms, seed funding and corporate venture capital firms financed by digital-based technology companies and large incumbents. According to industry sources, North America and Asia have led the development in insurtechs since 2010, concentrating approximately more than 80% of global investments in insurtechs (U.S.$15 billion). Insurtechs in Latin America are still in the initial financing stage compared to the United States and China. Latin America has invested approximately U.S.$131 million in insurtechs, which represents 0.7% of the global investment. Most of these insurtechs have focused their business on the sales and distribution and pricing and underwriting processes with very few “full stack” business models. In Peru, investments in the insurtech segment are in the early stages. However, many incumbents, including Interseguro, are betting on digital product developments and strategic partnerships that could eventually leverage insurtech capabilities.
Wealth Management Industry and Competition
Inteligo Bank operates in the highly-competitive and regulated wealth management industry, competing with independent advisors, global banks and Peruvian firms, such as its main competitor Credicorp Ltd. through its subsidiary Atlantic Security Bank (“ASB”). The Peruvian wealth management industry has also recently attracted several new participants, including representative offices of global banks such as JP Morgan, UBS, RBC, Credit Suisse, and Julius Baer, among others.

The following chart sets forth fee income for Inteligo Bank and ASB from 2018 to 2021.
Fee Income (S/millions)

The following chart sets forth net income in for Inteligo Bank and ASB from 2018 to 2021.
Net Income (S/. millions)

Source: Company information and Credicorp Ltd.’s quarterly reports.
Interfondos provides mutual fund management services in Peru. Interfondos has been the fourth largest mutual fund manager in Peru in each of the last five years according to the SMV. As of December 31, 2021, Interfondos had a 13.22% market share based on assets under management.
Inteligo SAB provides brokerage services, including sales and trading operations, in Peru’s domestic capital markets. As of December 31, 2021, the Peruvian brokerage industry consisted of 21 brokerage firms. Inteligo SAB has ranked among the largest equity trading platforms in the last five years in terms of trading volumes on the Lima Stock Exchange.

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
The regulatory framework for the operation of the Peruvian financial and insurance sector is set in the Peruvian Banking and Insurance Law (
Ley General del Sistema Financiero y del Sistema de Seguros y Orgánica de la Superintendencia de Banca y Seguros
) approved by Law No. 26702, which was enacted in December 1996. The Peruvian Banking and Insurance Law regulates Peruvian financial and insurance companies and private pension funds administrators. In accordance with the Peruvian Banking and Insurance Law, the SBS is responsible for issuing banking regulations and for monitoring the Peruvian banking financial and insurance sector. The SBS supervises and regulates financial institutions such as commercial banks, financial companies, financial leasing companies, small business financial companies, savings and loan corporations, financial services companies such as trust companies and investment banks, insurance companies, private pension fund administrators and savings and loans cooperatives (other financial institutions such as stock brokerage houses and mutual fund managers are subject to different legal frameworks and to the supervision of the SMV). The SBS became operational in 1931.
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
As noted, Peruvian banks, financial institutions and insurance companies are mainly regulated and supervised by the following administrative institutions:
The SBS
The SBS is the regulatory authority charged with the implementation and enforcement of the requirements contained in the Peruvian Banking and Insurance Law, and, more generally, with the regulation and supervision of all financial and insurance companies in Peru and, since July 2005, the private pension funds administrators.

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
The Central Reserve Bank of Peru
The Central Reserve Bank of Peru was incorporated in 1922. Pursuant to the Peruvian Constitution, its primary role is to ensure the stability of the Peruvian monetary system and perform the functions common to a central or reserve bank, such as issuing bank notes, implementing governmental monetary policies, regulating the money supply, managing official gold and foreign exchange reserves and managing the interbank cash clearance system. The Central Reserve Bank of Peru exercises its power and authority independently and is responsible for its affairs in accordance with the government’s policies. The Central Reserve Bank of Peru is empowered to determine the inflation target and to adopt a monetary policy in accordance thereof and is also responsible for establishing mandatory minimum liquidity reserves. The Central Reserve Bank of Peru manages Peruvian international reserves and gathers and publishes data on its finances and is also the sole issuer of Peruvian currency.
The highest decision-making authority within the Central Reserve Bank of Peru is its seven-member Board of Directors. Each Director serves a five-year term. Of the seven Directors, four are selected by the executive branch and three are selected by Congress. The Chairman of the BCRP is one of the executive branch nominees but must be approved by Congress.
The Central Reserve Bank of Peru Board of Directors develops and oversees monetary policy, establishes reserve requirements for entities within the financial system, and approves guidelines for the management of international reserves. All entities within the financial system are required to comply with the decisions of the Central Reserve Bank of Peru.

The SMV
The SMV is the Peruvian securities market regulatory authority, attached to the Ministry of Economy and Finance (
Ministerio de Economía y Finanzas
). The main purpose of the SMV is promoting, overseeing and regulating the securities market, supervising and controlling all individuals and entities that intervene in such market, and enforcing compliance with the provisions of the Peruvian Securities Market Law and its regulations.
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
In addition, these companies are required to disclose to the market in a timely manner (on the same day when the event occurs) all information that investors are reasonably likely to consider material. Specific regulations provide for specific parameters to determine what is considered material information (
hechos de importancia
).
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

•	Reducing the reserve requirement from 50% to 9% for obligations in foreign currency with average terms equal to or less than two years entered into with foreign financial entities.

•	Suspending the additional reserve requirement associated with lines of credit in foreign currency until April 2021.

•
Establishing the National Government Guarantee Program for Financial Institutions (
Programa de Garantía del Gobierno Nacional a las Empresas del Sistema Financiero
) for an amount of S/7,000 million, pursuant to Legislative Decree No. 1508 enacted on May 11, 2020. Financial institutions may apply to this program in order to enter into repurchase agreements with the Central Reserve Bank of Peru in connection with their loan portfolios. The objective of this measure is to provide Peruvian financial institutions with extraordinary liquidity, but only up to 80% of the loan portfolio’s value may be paid by the Peruvian government under the program as per the repurchase agreement. In addition, eligible loan portfolios must have been qualified as “Normal”–as per the SBS categorization–. The term for financial institutions to apply and enter into repurchase agreements with the Central Reserve Bank of Peru within the framework of the program expires on December 31, 2022, and the maximum term to repurchase the corresponding transferred loan portfolio expires on December 31, 2024.

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

•
Establishing procedures for extraordinary withdrawals from pension fund accounts as set forth in the Urgency Decree
No. 034-2020
and Law No. 31017. In addition, Urgency Decree
056-2020
was enacted to permit banks to open individual or retail bank accounts (such that no consent or signed documentation is required from individuals) to enable receipt of government subsidies as well as of pension payments in connection with withdrawals from pension fund accounts.

•
Establishing that the allowance rate for loan loss reserves applicable to loans guaranteed pursuant to the
Reactiva Peru
program would be 0%, such that any allowance for loan loss is undertaken by the counterparty granting the guarantee rather than the banks granting the loan, pursuant to SBS Resolution No. 1314-2020 enacted on April 27, 2020. The program, pursuant to Legislative Decree No. 1455 enacted on April 6, 2020, aims to promote the financing of working capital in order to ensure continuity in the chain of payments in the Peruvian economy. The granted guarantee covers an amount that is equal to three months of average monthly sales in 2019 (according to SUNAT’s information), and is channeled through two mechanisms: (i) guarantees to credit portfolios implemented through a trust, and (ii) individual guarantees implemented through a trust commission (
comisión de confianza
) or other instrument of similar nature. The debtor companies must not pre-pay
financial obligations in force before paying off the loans covered by the guarantee, and must not distribute dividends or approve and/or split profits during the term of the loans, except for the amount and/or percentage corresponding to the workers’ profit share. The term for loans must not exceed thirty-six
months, including a twelve-month grace period. The program has a duration of four years counted from the execution of the agreement between COFIDE and the financial institution. Recently, the Peruvian government authorized, on an exceptional basis, the rescheduling of loans guaranteed by the Reactiva Perú program for up to S/19.5 billion in order to provide greater payment flexibility to the beneficiaries of this program. Companies were able to apply for rescheduling until December 31, 2021. The loans rescheduled by financial institutions under this program are guaranteed by the national government for up to the unpaid principal.

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
expired on December 31, 2021, and the duration of the program is five years from the execution of the respective trust agreement.

•
Establishing the
Fondo de Apoyo Empresarial a las MYPE del Sector Turismo
(FAE-TURISMO),
pursuant to Urgency Decree
No. 076-2020,
enacted on June 30, 2020. The objective of this fund is to guarantee credits for working capital of SMEs that carry out hospitality activities and accommodation, transport of passengers, tourist transport, travel and tourism agencies, restaurants, leisure activities, organization of conferences, conventions and events, tourist guiding, and production and marketing of handicrafts. The operations guaranteed by
FAE-TURISMO
are carried out in the form of a loan portfolio. Guarantees granted through
FAE-TURISMO
covers a maximum amount equivalent to three times the average monthly working capital debt registered by the MYPE in the year 2019 before financial institutions. The loans term must not exceed sixty months, including a
24-month
grace period. The term for SMEs to obtain a loan within the framework of the
FAE-TURISMO
expired on March 31, 2022, and the duration of the program is six years from the execution of the respective trust agreement. Because of the emergence of new variants of
COVID-19,
the government modified the operating rules of the
FAE-TURISMO
for MYPEs to facilitate working capital loans to these entities.

•
Establishing debt freeze and rescheduling, under the Guarantee Program
COVID-19
pursuant Law No. 31050, enacted on October 8, 2020. The law establishes extraordinary measures for rescheduling credit payments of certain debtors affected by the state of national emergency subject to the granting of guarantees by the Peruvian National Government. These guarantees will only be applicable if the financial institutions reduce the cost of the loan as to the percentages established by the law, reduce interest rates, or condones one or more debt installments, or a combination of such measures. The measure is applicable to consumer, personal, housing mortgage, vehicle and SMEs (MYPEs) loans. The minimum term for rescheduled loans must be six months (except for mortgage loans, in which case, will be nine months) and the maximum term for the credits shall be thirty-six
months, including the grace period. The duration of the program is four years from the execution of the respective agreement. Because of the emergence of new variants of
COVID-19,
the government extended until December 31, 2021 the period during which debtors were able enroll in the Guarantee Program
COVID-19
in order to maintain the soundness and solvency of the national financial system and to protect financial clients.

•
Granting of an exceptional subsidy of S/600 to certain beneficiary households based on specific criteria (e.g. poverty level, among others) in order to reduce the impact of the compulsory social isolation measures on different departments of Peru. Food kits were also distributed to the most vulnerable members of the population. In addition to this, throughout 2021, different assistance measures have been provided to vulnerable sectors of the population (i.e.
Yanapay
,
Bono rural
, among others).

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
expired on March 31, 2022, and the duration of the program is four years from the execution of the respective trust agreement.

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
COVID-19
pandemic.
Banking Regulation and Supervision
Banking regulations and capital adequacy in Peru take into account the recommendations of the Basel Committee. The SBS has adopted the principles and guidelines of Basel II and Basel III. So far, in adopting certain Basel III recommendations, the SBS has mandated a minimum regulatory capital requirement for Peruvian banks. However, the SBS has not yet fully adopted Basel III as recommended by the Basel Committee, and we cannot provide any assurances whether or as to the extent to which the SBS may adopt it.
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

	First Year	Second Year	Third Year
Basic IRB and Internal Models of Credit Risk	95%	90%	80%
Advanced Models of Credit Risk and/or Operational Risk	90%	90% (1)	—

(1)	80% for operational risk.
Capital Adequacy Requirements—Basel II
Under the amended provisions of Article 199 of the Peruvian Banking and Insurance Law, and on an unconsolidated basis, the regulatory capital (
patrimonio efectivo
) may not be lower than 10% of its total weighted assets, the latter being defined as the sum of: (i) 10 times the regulatory capital allocated to cover market risks; (ii) 10 times the regulatory capital allocated to cover operational risks; and (iii) the total amount of credit risk-weighted assets. Notwithstanding, in June 2021, the SBS issued Official Document No. 27358-2021 which revises Emergency Decree
No. 037-2021,
and reduced the minimum regulatory capital ratio requirement from 10% to 8% from April 2021 to March 2022.
According to the amended provisions of Articles 184 and 185 of the Peruvian Banking and Insurance Law, regulatory capital is defined as the sum of: (i) Tier 1 Regulatory Capital or Basic Capital; and Supplementary Capital.
Basic Capital or Tier 1 Regulatory Capital is comprised of
paid-in
capital (which includes common stock and
non-cumulative
perpetual preferred shares), legal reserves, supplementary capital premiums, voluntary reserves distributable only with prior SBS approval and retained earnings of past years and of the current year, which are committed for capitalization. It also includes instruments having the characteristics of permanence and loss absorption issued in compliance with regulations recently enacted by the SBS. Basic Capital is subject to the following deductions: losses of prior years and of the current year, any deficit due to allowances, and goodwill resulting from corporate reorganizations and acquisitions. Basic Capital is also subject to certain additional deductions (e.g., 50% of the investments in shares and subordinated debt issued by other local or foreign financial institutions or financial insurance companies, etc.).
Supplementary Capital is constituted by the sum of Tier 2 and Tier 3 Regulatory Capital. Tier 2 Regulatory Capital consists of voluntary reserves (which may be reduced without prior consent from the SBS), the eligible portion of redeemable subordinated debt instruments that have mixed debt and equity features, and the generic loan loss provision (up to certain limits). Tier 2 Regulatory Capital is subject to certain deductions under the law (e.g., 50% of the investments in shares and subordinated debt issued by other local or foreign financial institutions or financial insurance companies, etc.). Tier 3 Regulatory Capital consists of redeemable subordinated debt that is incurred for the exclusive purpose of covering market risk.
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

Implementation of Basel III Principles
In July 2011, the SBS approved SBS Resolution No. 8425-2011 (as amended from time to time), which requires additional regulatory capital based on the risk profile of each financial institution in accordance with the guidelines approved by the SBS, to cover risks not contemplated in Pillar I of Basel II. Consistent with certain aspects of Basel III, the SBS resolution No. 8425-2011 (amended by SBS Resolution No. 03921-2021) also included capital requirements based on the Basel III principles related to capital conservation in order to mitigate the following risks: (a) economic cycle risk, (b) business concentration risk (by individual Section and/or region), (c) market concentration risk, (d) interest risk on the banking book and (e) other risks. These additional requirements were fully implemented in July 2016. Nevertheless, the SBS has not yet fully adopted Basel III as recommended by the Basel Committee.
As of the date of this Annual Report on Form
20-F,
Interbank is in compliance with the additional regulatory capital requirements approved by the SBS.
Liquidity Requirements of Basel III Principles
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
Pursuant to SBS Resolution No. 6694-2015, the SBS has defined a plan for the implementation of this ratio. Since January 2019 and moving forward, companies are required to implement 100% of the Liquidity Ratio Coverage Ratio. As of the date of this Annual Report on Form
20-F,
Interbank is in full compliance with all regulatory limits required by the SBS. In addition, Interbank’s alert system monitors any deviations so Interbank may take any preventive measures.
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
Beginning on January 1, 2021, the SBS introduced a reporting rule under the SBS GAAP whereby non-revolving
credit card loans must be reported as other
non-revolving
consumer loans. This change resulted in a reduction in Interbank’s credit card loan balances and an increase in consumer loans in the same proportion as the credit card balances were reduced.
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
as amended, the amount of loans to related parties may not exceed 50% of a bank’s regulatory capital if the excess of 30% is secured by credit letters from foreign financial institutions). For purposes of this test and in accordance with regulations of economic group, related party borrower includes any person or an affiliate of that person holding, directly or indirectly, 4% or more of a bank’s capital stock, directors, certain of the bank’s principal executive officers or other persons in more junior positions affiliated with the bank’s management.
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
In addition, according to SBS Resolution No. 3780-2011, financial institutions are required to implement an organizational structure and certain procedures in connection with control on interest management and strategic needs procedures in order to adequately manage credit risk. SBS Resolution No. 8548-2012, enacted in November 2012, establishes new guidelines for calculation of risk weighted assets for personnel (
planilla
), credit card and mortgage exposure resulting in more capital requirements for credit risk.

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
investments and
held-to-maturity
investments.
Reserve Requirements from the Central Reserve Bank of Peru
Under the Peruvian Banking and Insurance Law, all financial institutions regulated by the SBS (except for small-business development non-bank
institutions) are required to maintain a legal reserve (
encaje
) for certain obligations. The Central Reserve Bank of Peru may require additional marginal reserves. The exact level and method of calculation of these reserve requirements is set by the Central Reserve Bank of Peru, which has issued different sets of regulations for foreign and local currency-denominated obligations of banks. The following liabilities are subject to the reserve requirement: demand and time deposits, savings accounts, certain obligations, securities, certain bonds and funds administered by the bank. Subject to certain requirements, the regulation excludes mid-term
and long-term funding (i.e., more than two years) from foreign financial institutions, other central banks, governments or multilateral lending agencies.
In April 2004, the Central Reserve Bank of Peru began requiring reserves on amounts due to foreign banks and other foreign financial institutions, which were not previously considered obligations.
As of December 31, 2021, the minimum legal reserve requirement for local and foreign currency deposits was 4.75% (subsequently increased to 5.00% in January 2022, 5.25% in February 2022, 5.50% in March 2022, 5.75% in April 2022 and subject to be increased to 6.00% commencing in May 2022) and 9.0%, respectively. Foreign currency deposits collected from the general public are subject to a marginal rate of 35%

for funds that exceed a certain level set by the Central Reserve Bank of Peru. Local and foreign currency borrowings from certain foreign sources with an original maturity of two years or less are subject to a 9% special rate. Financial institutions may satisfy the minimum reserve requirements with funds that they hold in vaults or that they have deposited in their accounts at the Central Reserve Bank of Peru.
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
LIBOR interest rate, minus 0.125%. Currently, no interest rate is payable in respect of local currency deposits to certain foreign sources, such as financial institutions, hedge funds, brokerage firms, pension funds and others with a foreign parent company, except for those authorized by the SBS to collect deposits from the general public in Peru. The applicable interest rate is expected to be periodically revised by the Central Reserve Bank of Peru in accordance with monetary policy objectives.
In the past, the Central Reserve Bank of Peru has on numerous occasions changed the deposit reserve requirements applicable to Peruvian commercial banks and both the rate of interest paid on deposit reserves and the amount of deposit reserves on which no interest is payable by the Central Reserve Bank of Peru.
Deposit Insurance Fund
Bank deposits are protected by the
Fondo de Seguros de Depósito
(Deposit Insurance Fund), against bank failure. Specifically, savings deposit by natural persons, savings deposit accounts maintained by non-profit
entities and checking accounts are covered in full up to an amount that is revised quarterly by the SBS. For the period between December 2021 and February 2022, the maximum coverage amount is S/115,637 per person per bank.
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
On February 17, 2011, the SBS modified current anti-money laundering provisions through SBS Resolution No. 2108-2011, as amended, in order to adapt these provisions to international standards established by the Financial Action Task Force of South America (
Grupo de Acción Financiera de Sudamerica
, or “GAFISUD”), in relation to due diligence in the identification of clients according to their risk and profile level, among other considerations. On May 14, 2015 and December 6, 2017, the SBS further amended and supplemented the aforementioned provisions through SBS Resolution No. 2660-2015 and SBS Resolution No. 4705-2017 (each as amended). SBS Resolution No. 2018-2011 was replaced by SBS Resolution No. 2891-2018, which came into force on October 1, 2018.
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
(
Reglamento de la Ley N
°
30424
) was enacted and took effect, setting forth further regulations and guidelines related to, among other things, the suitable prevention model to be implemented in accordance with Law No. 30424.
Disclosure of Material Information
All banks that are organized as corporations (the only exception being the Peruvian branches of foreign banks) are listed on the BVL. As a result, they are subject to the disclosure and reporting rules contained in the Peruvian Securities Market Law and the internal regulations of the SMV and the BVL. Banks are also subject to full disclosure and reporting obligations under the banking regulatory framework. See “Regulation and Supervision—The Peruvian Financial and Insurance Systems—
The SMV
”.
Intervention by the SBS and Liquidation
Pursuant to the Peruvian Banking and Insurance Law, the SBS has the power to interrupt the operations of a bank in order to prevent, or to control and reduce the effects of, a bank failure. Accordingly, the SBS may intervene in a bank’s business by adopting either a temporary surveillance regime or a definitive intervention regime (“Intervention”) depending on how critical the situation is deemed to be by the SBS. Intervention will be taken upon the occurrence of certain events, including (a) suspension of payments, (b) failure to comply with the restructuring plan during the surveillance regime, (c) regulatory capital is less than 50% of the minimum regulatory capital required or (d) deficit or reduction of more than 50% of its regulatory capital in a
12-month
period. Less drastic measures, such as (1) placing additional requirements, (2) ordering a capital increase or an asset divesture or (3) imposing a financial restructuring plan, may be also adopted by the SBS when the situation allows for them.
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

During liquidation, claims of bank creditors rank as follows:
First order
—Labor claims:

•	1 st Employee remunerations.

•
2
nd
Social benefits, contributions to the private and public pension system and other labor claims against the bank accrued until the date when the dissolution is declared, retirement pensions or the capital required to redeem those pensions or to secure them by purchasing annuities.

Second order
—Claims for bank deposits and other types of saving instruments provided under the Peruvian Banking and Insurance Law, in the portion not covered by the Deposit Insurance Fund and the contributions and resources used by such Deposit Insurance Fund to cover the above described claims for bank deposits and other types of saving instruments.
Third order
—Taxes:

•	1 st Claims by the Peruvian social security administration ( Seguro Social de Salud del Perú EsSalud ) related to health care benefits for which the bank is responsible as employer.

•	2 nd Taxes.
Fourth order
—Unsecured and
non-privileged
credits:

•
1
st
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

•	2 nd The legal interest on the bank’s obligations that may accrue during the liquidation.

•	3 rd Subordinated debt.
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
Insurance Regulation and Supervision
Solvency Requirements and Regulatory Capital
Pursuant to the Peruvian Banking and Insurance Law, the SBS regulates the solvency margin of Peruvian insurance companies. The solvency margin is based upon calculations that take into account the annual amount of premiums and the medium burden of claims during a specified period (three latest annual periods) prior to the date on which calculation is made.

Insurance companies must also maintain a “solvency equity”
(patrimonio de solvencia)
which must be higher than (a) the solvency margin, or (b) the minimum capital required by law, or S/7,919,399 in accordance with Circular
G-214-2022
for the period between January and March 2022. The required amount of solvency equity is recalculated at least monthly and is adjusted for inflation. If the insurance company has operations subject to credit risk, part of the solvency equity should be segregated for their coverage.
The Peruvian Banking and Insurance Law provides that insurance companies should have at all times a regulatory capital that should not be lower than the solvency equity detailed above.
The regulatory capital of Peruvian insurance companies used to cover its operations may be conformed by: (a) the insurance company’s paid-in-capital,
voluntary and legal reserves and premium for the issue of shares; and (b) the computable portion of the subordinate debt meeting SBS requirements that such entity establishes for such purpose. The Peruvian Banking and Insurance Law provides the following procedure for the determination of the regulatory capital eligible to cover insurance risks: (a) sum of the paid-in-capital,
supplementary capital premium and the legal and voluntary reserves, as applicable; (b) sum of the profit of previous fiscal years and of the fiscal year in course, including the commitment to capitalization of the fiscal year profits; (c) sum of the subordinated bonds issued by the insurance companies; (d) subtraction of the amount of all the investment in subordinate bonds and shares of diverse nature made by insurance companies in other insurance companies engaged in different lines of business; (e) subtraction of the losses of the previous fiscal years and the fiscal year in course; and (f) subtraction of the goodwill of the company, as well as losses of reserves that come from assets valuation.
Furthermore, insurance companies shall maintain a guarantee reserve equivalent to 35% of its solvency equity as a guarantee fund. According to the Peruvian Banking and Insurance Law, such guarantee fund is different and complementary to the portions of capital respectively directed to (a) constitute the solvency margin of the insurance risks; and, (b) as applicable, to cover credit risks.
Reserves
The Peruvian Banking and Insurance Law provides that insurance companies shall constitute, on a monthly basis, the following technical reserves: (a) for claims, including those that took place and were not reported, past-due
capital and income or benefits of the insured parties, with pending liquidation or payment; (b) mathematical, over life or income insurance; (c) for risks in course or non-accrued
premiums; (d) for catastrophes and uncertain casualty risks; and (e) for risks of medical health or medical assistance insurance.
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
Investment Requirements
Pursuant to the Peruvian Banking and Insurance Law, the total amount of investments of a Peruvian insurance company shall cover the total amount of technical reserves at all times. For such purposes, technical reserves are defined as the sum of all obligations that an insurance company has vis-à-vis
its insured clients plus the solvency equity, the guarantee fund and the regulatory capital for the economic cycle. The assets covering the technical reserves cannot be subject to any pledge, encumbrance or precautionary measure, which limits its free availability.
Peruvian insurance companies are allowed to invest in certain eligible assets such as instruments issued by the Peruvian Central Government, classified corporate bonds and shares, among others. However, in order to balance levels of risk, applicable regulations have imposed a number of limitations to insurance companies with respect to their investments (by issuer, economic group, type of instrument and nationality, among others). In general terms, no more than 15% of the total amount of an insurance company’s technical reserves may be invested in certain instruments (including, among others, stocks and bonds) issued by the same economic group, which may be reduced to 7% if certain additional conditions are met. The investment regulations further specify that investment policies of Peruvian insurance companies shall consider maximum limits by issuer (calculated over the regulatory capital of each company) depending on the type of investment and the insurance industry in which the company operates.
Pursuant to the Investment of Insurance Companies Regulation approved by SBS Resolution No. 1041-2016 (as amended), Interseguro has implemented a plan to reduce its exposure to related parties and comply with the limits established by Article 13 of the
Reglamento de Supervisión Consolidada
, approved by Resolution No. 11823-2010 (as amended).
Disclosure of Relevant Information
All insurance companies that are organized as corporations (the only exception being the Peruvian branches of foreign insurance companies) have their shares listed on the BVL. As a result, they are subject to the disclosure and reporting rules contained in the Peruvian Securities Market Law and the internal regulations of the BVL. Insurance companies are also subject to full disclosure and reporting obligations under the insurance regulatory framework. See “Regulation and Supervision—The Peruvian Financial and Insurance Systems—
The SMV
”.
Ownership Restrictions
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
Risk Rating
The Peruvian Banking and Insurance Law and SBS Resolution No. 18400-2010, enacted in January 2011, require that all financial and insurance institutions be rated by at least two rating agencies (registered with the SBS) on a semiannual basis (updated in March and September, with information as of December 31 and June 30 of each year, respectively), in addition to the SBS’s own assessment. Criteria to be considered in the rating include risk management and control procedures, loan quality, financial strength, profitability, liquidity and financial efficiency. Five risk categories are assigned, from “A,” lowest risk, to “E,” highest risk, allowing for subcategories within each letter.
Intervention by the SBS
Pursuant to the Peruvian Banking and Insurance Law, the SBS has the power to interrupt the operations of an insurance company to prevent, or to control and reduce, the effects of its failure. Accordingly, SBS intervention may be of two levels, depending on how critical the situation is: a temporary supervision regime or a definitive intervention regime prior to liquidating the bank or insurance company. Intervention will be taken upon the occurrence of certain events including: (1) suspension of payments; (2) failure to comply with the restructuring plan during the surveillance regime; (3) deficit or reduction of more than 50% of its regulatory capital in a
12-month
period; or (4) deficit or reduction of its regulatory capital in excess of 50% of its solvency capital.

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
Banking Regulation and Supervision
Banking regulations on capital adequacy and regulatory framework in The Bahamas take into account the recommendations of the Basel Committee. The Central Bank of The Bahamas has adopted a Basel Implementation Program (the “Program”) and has effectively implemented Pillar I, Pillar II and Pillar III of the Basel II framework. The Pillar I framework focuses on the capital adequacy ratio requirements. Pillar II focuses on the ICAAP (the guidelines in relation to the ICAAP were released in August of 2016), and Pillar III relates to Minimum Disclosures. The Central Bank of The Bahamas has rolled out the capital component of the Basel III framework and in 2017, began to implement other elements namely, the capital buffers, the leverage ratio, the net stable funding ratio and the liquidity coverage ratio. In November 2020, the Central Bank of The Bahamas released a draft of The Bahamas capital regulations and reforms to the guidelines for the management of capital and the calculation of capital adequacy, which ended its consultation period in January 2021 and was shared with the Bahamian government during the third quarter of 2021 for final endorsement and release. The Bahamas capital regulations include changes to the methodology for the calculation of risk-weighted assets and Tier 1 capital that could adversely impact Inteligo Bank’s capital adequacy ratio. Currently, a date has not been defined for the implementation of these regulations. In 2018, the Central Bank of The Bahamas published two discussion papers focused on minimum disclosures (Pillar III of the Basel II framework) and the net stable funding ratio and the liquidity coverage ratio (main components of Basel III), but its liquidity framework will be implemented after the completion of the capital framework.

Corporate Governance
The
Guidelines for the Corporate Governance of Banks and Trust Companies Licensed to Do Business Within and From Within The Bahamas
, issued by the Central Bank of The Bahamas, list the minimum standards that banks must adopt in respect of their corporate governance framework. Generally, the guidelines require the board of directors to develop and implement policies and procedures to ensure (i) the competence and independence of board members, (ii) proper management of strategic, business and process-level risks, (iii) compliance with applicable laws, regulations and guidelines, and (iv) ongoing reporting to the Central Bank of The Bahamas.
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
Classification of Impaired Assets
The
Guidelines for the Measurement
,
Monitoring and Control of Impaired Assets
, issued by the Central Bank of The Bahamas, provide the Central Bank of The Bahamas’ minimum requirements for the recognition, measurement and classification of impaired assets. An impaired asset is defined as an asset where there is no longer a reasonable assurance of timely collection of the full amount of principal and interest due to a deterioration of credit quality of the counterparty. Banks are required to follow the requirements of the International Financial Reporting Standards relating to impaired assets, in particular International Accounting Standards 36 and IFRS 9.
Credit Risk
The
Guidelines for the Management of Credit Risk
, issued by the Central Bank of The Bahamas, require banks to have a written statement of their credit risk strategy and policies and procedures to implement the strategy. The strategy and policies should be approved by the board of directors and should be consistent with the bank’s degree of risk tolerance, the level of capital available for credit activities and credit management expertise. The Central Bank of The Bahamas endorses the Basel Committee’s
Principles for the Management of Credit Risk
(September 2000).
Market Risk
The
Guidelines on the Management of Market Risk
, issued by the Central Bank of The Bahamas, require banks that meet the stated threshold tests to establish sound policies and procedures for the management of market risk, to be supervised and controlled by the board of directors and senior management. Market risk is defined as the risk of losses in on and off-balance
sheet positions arising from movements in market prices.
Operational Risk
The
Guidelines for the Management of Operational Risk
, issued by the Central Bank of The Bahamas, require senior management of a bank, under the approval of the board of directors, to develop and implement an operational risk management framework that explicitly recognizes operational risk as a distinct risk to the institution and aims to effectively manage it. Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems from external events. The guidelines are based upon the
Principles for the Sound Management of Operational Risk
, issued by the Basel Committee on Banking Supervision in 2011.
Country Risk
The
Guidelines for the Management of Country Risk
, issued by the Central Bank of The Bahamas, require banks to have a risk management process that focuses on the broadly defined concept of country risk and addresses certain minimum requirements listed therein. The guidelines reference the Basel Committee’s
Core Principles for Effective Banking Supervision
.

Anti-Money Laundering Laws and Regulations
Money laundering is a criminal act in The Bahamas. The laws of The Bahamas concerning money laundering and combatting the financing of terrorism are contained in the following legislation, as amended: (i) the Proceeds of Crime Act, 2018; (ii) the Anti-Terrorism Act, 2004; (iii) the Financial Transactions Reporting Act, 2018; (iv) the Financial Transaction Reporting Regulations, 2018; (v) the Financial Transactions Reporting (Wire Transfers) Regulations, 2018; (vi) the Financial Intelligence Unit Act, 2000; and (vii) the Financial Intelligence (Transactions Reporting) Regulations, 2001. The
Guidelines for Licensees on the Prevention of Money Laundering
 & Countering the Financing of Terrorism
, issued by the Central Bank of The Bahamas, apply specifically to banks and other licensees of the Central Bank of The Bahamas. The guidelines require banks to establish clear responsibilities and accountabilities to ensure that policies, procedures and controls which deter criminals from using their facilities for money laundering or the financing of terrorism, are implemented and maintained, thus ensuring that they comply with their obligations under the law. Banks must have in place sufficient controls and monitoring systems for timely detection and reporting of suspicious activities, proper verification of their customers’ identities, record keeping in accordance with applicable laws, and ongoing education and training for its employees.
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
External Auditors
The Guidelines on the Relationship between External Auditors of Licensees and the Central Bank of The Bahamas
, issued by the Central Bank of The Bahamas, require banks to inform the Central Bank of The Bahamas of the appointment of their external auditors. In addition to listing certain criteria to be used when appointing external auditors, the guidelines also provide examples of facts and matters of material significance that must be reported by an external auditor to the Central Bank of The Bahamas, such as material misstatements in financial statements or evidence of fraudulent activities. The guidelines take into account the aspects of the Basel Committee’s paper, The Relationship Between Banking Supervisors and Banks’ External Auditors (2002).

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
Our principal subsidiaries own or lease the following properties:
Interbank
Interbank owns its headquarters, the Interbank Tower, located at Av. Carlos Villarán 140, Urbanización, Santa Catalina, La Victoria, Lima 13, Peru (approximately 46,585 square meters). Although most of its financial store facilities are leased, Interbank owned 47 financial store facilities as of December 31, 2021.
Interseguro
Interseguro owns its administrative office, located at Av. Javier Prado 492, San Isidro, Lima, Peru (approximately 2,482 square meters), as well as its main commercial office, located at Av. Paseo de la República 3071, San Isidro, Lima 27, Peru (approximately 1,650 square meters). Additionally, Interseguro leases 16 facilities in different provinces of Peru. Most of Interseguro’s facilities outside of Lima are subleased to Interbank.
Inteligo
Inteligo had six offices as of December 31, 2021. Inteligo owns its branch in Panama and leases the rest of the facilities where it operates. Inteligo Bank’s registered headquarters are located at Inteligo Bank—Seventeen Shop Building, First Floor, Collins Avenue & Fourth Terrace, Centreville, Nassau, The Bahamas. Inteligo SAB’s registered headquarters are located at Inteligo SAB—Av. Rivera Navarrete 501, San Isidro, Lima, Peru. Interfondos’ registered headquarters are located at Interfondos—Av. Carlos Villaran 140, Sixth Floor, La Victoria, Lima, Peru.

SELECTED STATISTICAL INFORMATION
The following tables present certain selected statistical information and ratios for IFS for the periods indicated. The following information is included for analytical purposes and should be read in conjunction with the information included in “Item 5. Operating and Financial Review and Prospects” and our audited annual consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form
20-F.
The statistical information and discussion and analysis presented below for the fiscal years ended December 31, 2021, 2020 and 2019 reflect our consolidated financial position with our subsidiaries, Inteligo, Interbank and Interseguro, for the fiscal years ended December 31, 2021, 2020 and 2019 and their results of operations for the fiscal years ended December 31, 2021, 2020 and 2019.
Average annual balances are based on five quarterly balances. Nominal average interest rates have been calculated by dividing interest earned on assets or paid on liabilities by the corresponding average annual balances on such assets or liabilities.
On January 1, 2021, we adopted for the first time the following standards, interpretations, or amendments: (i) in connection with the interest rate benchmark reform, amendments to IFRS 9 “Financial Instruments”, IAS 39 “Financial Instruments: Recognition and Measurement”, and IFRS 7 “Financial Instruments: Disclosures”, IFRS 4 “Insurance Contracts”, and IFRS 16 “Leases”,– Phase 2; and (ii) in connection with
COVID-19
related rent concessions beyond June 30, 2021, an amendment to IFRS 16 “Leases”. Such standards, interpretations or amendments have not had a significant impact on our consolidated financial statements. See Note 3.2 to our audited annual consolidated financial statements.
On January 1, 2020, we adopted for the first time the following standards, interpretations or amendments: (i) Amendments to IFRS 3 “Business Combinations”, (ii) Amendments to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, (iii) Conceptual Framework for Financial Reporting issued on March 29, 2018 and (iv) Amendments to IFRS 16 “Leases”. Such standards, interpretations or amendments did not have a significant impact on our consolidated financial statements.
Since January 1, 2019, we are applying: (i) IFRS 16 “Leases”, which accounting policies and impacts are described in Notes 3.4(k) and 8(e) to our audited annual consolidated financial statements; and (ii) Amendments to IFRS 9 “Financial Instruments”, IAS 39 “Financial Instruments: Recognition and Measurement”, and IFRS 7 “Financial Instruments: Disclosures”, in connection with the interest rate benchmark reform, which accounting policies and impacts are described in Notes 3.4(ah) and 10(b)(vi) to our audited annual consolidated financial statements.
Average Balance Sheets, Income Earned from Interest-Earning Assets, Interest Paid on Interest-Bearing Liabilities
The tables below set forth, by currency of denomination, average balances for IFS prepared on a consolidated basis, and, where applicable, interest earned on interest-earning assets and interest paid on interest-bearing liabilities for the periods indicated. Except as otherwise indicated, average balances, when used, have been classified by currency (
soles
or foreign currency (primarily U.S. dollars)), regardless of the domestic or international origin of the relevant balances. In addition, unless otherwise set forth in this Annual Report on Form
20-F,
such average balances are based on quarterly balances. Nominal average interest rates have been calculated by dividing interest earned on assets or paid on liabilities by the corresponding average balances on such assets or liabilities.

	For the year ended December 31,
	2021 (1)			2020 (1)			2019 (1)

	(S/ in millions, except for percentages)
	Average Balance	Interest Earned	Nominal Average Rate	Average Balance	Interest Earned	Nominal Average Rate	Average Balance	Interest Earned	Nominal Average Rate
Interest-earning assets :
Cash and due from banks
Soles	8,752.7	38.4	0.4%	5,150.5	10.3	0.2%	1,356.4	7.5	0.6%
Foreign Currency	10,231.2	7.9	0.1%	9,741.6	25.6	0.3%	9,114.3	114.0	1.3%

Total	18,983.9	46.3	0.2%	14,892.0	35.9	0.2%	10,470.7	121.5	1.2%

	For the year ended December 31,
	2021 (1)			2020 (1)			2019 (1)

	(S/ in millions, except for percentages)
	Average Balance	Interest Earned	Nominal Average Rate	Average Balance	Interest Earned	Nominal Average Rate	Average Balance	Interest Earned	Nominal Average Rate
Investments
Soles	14,993.1	795.4	5.3%	13,464.4	625.7	4.6%	10,948.7	554.1	5.1%
Foreign Currency	9,394.1	369.4	3.9%	7,729.9	368.0	4.8%	7,200.0	341.0	4.7%

Total	24,387.2	1,164.8	4.8%	21,194.3	993.7	4.7%	18,148.7	895.1	4.9%

Loans
Soles	32,502.9	2,878.1	8.9%	30,444.9	3,062.9	10.1%	25,474.5	3,184.8	12.5%
Foreign Currency	11,492.8	516.5	4.5%	10,878.5	572.4	5.3%	10,606.2	645.8	6.1%

Total	43,995.7	3,394.6	7.7%	41,323.4	3,635.3	8.8%	36,080.7	3,830.6	10.6%

Total interest-earning assets
Soles	56,248.7	3,711.8	6.6%	49,059.8	3,699.0	7.5%	37,779.6	3,746.4	9.9%
Foreign Currency	31,118.2	893.8	2.9%	28,350.0	966.0	3.4%	26,920.6	1,100.8	4.1%

Total	87,366.9	4,605.6	5.3%	77,409.7	4,665.0	6.0%	64,700.2	4,847.2	7.5%

Taxable interest income	—	3,353.0	—	—	3,591.0	—	—	3,834.2	—
Non-taxable interest income	—	1,252.6	—	—	1,074.0	—	—	1,013.0	—
Interest-bearing liabilities:
Deposits and obligations
Soles	29,976.5	(311.7)	(1.0%)	26,945.7	(462.3)	(1.7)%	21,119.7	(577.4)	(2.7)%
Foreign Currency	19,191.5	(93.1)	(0.5%)	15,487.2	(116.2)	(0.8)%	14,523.6	(173.6)	(1.2)%

Total	49,168.0	(404.9)	(0.8%)	42,433.0	(578.5)	(1.4)%	35,643.2	(751.0)	(2.1)%

Due to banks and correspondents (2)
Soles	8,078.3	(136.1)	(1.7%)	6,508.8	(146.7)	(2.3)%	3,321.6	(133.5)	(4.0)%
Foreign Currency	865.1	(20.4)	(2.4%)	1,058.7	(35.0)	(3.3)%	956.5	(42.3)	(4.4)%

Total	8,943.5	(156.5)	(1.7%)	7,567.5	(181.7)	(2.4)%	4,278.1	(175.8)	(4.1)%

Bonds, notes and other obligations
Soles	2,552.0	(207.7)	(8.1%)	2,459.5	(162.6)	(6.6)%	2,177.8	(153.8)	(7.1)%
Foreign Currency	5,664.0	(288.9)	(5.1%)	4,907.3	(269.5)	(5.5)%	4,821.3	(343.4)	(7.1)%

Total	8,216.0	(496.6)	(6.0%)	7,366.8	(432.1)	(5.9)%	6,999.2	(497.2)	(7.1)%

Total Interest-bearing liabilities :
Soles	40,606.8	(655.5)	(1.6%)	35,914.0	(771.6)	(2.1)%	26,619.1	(864.7)	(3.2)%
Foreign Currency	25,720.6	(402.4)	(1.6%)	21,453.2	(420.7)	(2.0)%	20,301.4	(559.2)	(2.8)%

Total	66,327.4	(1,057.9)	(1.6%)	57,367.3	(1,192.3)	(2.1)%	46,920.5	(1,424.0)	(3.0)%

(1)
As of and for the years ended December 31, 2021, 2020 and 2019, IFS did not maintain any of the following categories on its balance sheets: (i) federal funds sold, (ii) securities purchased with agreements to resell, (iii) federal funds purchased, (iv) securities sold under agreements to repurchase, or (v) commercial paper.

(2)	Includes inter-bank funds
The following tables set forth, by currency of denomination, average balances for our non-interest
earning assets and
non-interest
bearing liabilities and shareholders’ equity for the periods indicated.

	For the year ended December 31,
	2021	2020	2019

	(S/ in millions)
	Average Balance	Average Balance	Average Balance
Impairment allowance for loans
Soles	(2,279.4)	(2,035.2)	(1,143.8)
Foreign Currency	(214.6)	(309.2)	(262.8)

Total	(2,494.0)	(2,344.4)	(1,406.5)

Investment Property
Soles	1,188.2	1,015.5	982.0
Foreign Currency	—	—	—

Total	1,188.2	1,015.5	982.0

	For the year ended December 31,
	2021	2020	2019

	(S/ in millions)
	Average Balance	Average Balance	Average Balance
Property, furniture and equipment, net
Soles	811.6	901.0	860.4
Foreign Currency	—	—	—

Total	811.6	901.0	860.4

Accounts receivable and other assets, net
Soles	1,676.1	1,040.8	1,135.8
Foreign Currency	295.5	591.6	524.1

Total	1,971.6	1,632.4	1,659.9

Intangibles and goodwill, net
Soles	1,034.8	1,019.0	958.0
Foreign Currency	—	—	—

Total	1,034.8	1,019.0	958.0

Due from customers on acceptances
Soles	—	—	—
Foreign Currency	94.0	44.1	109.0

Total	94.0	44.1	109.0

Deferred Income Tax asset, net
Soles	258.6	203.0	65.0
Foreign Currency	—	—	—

Total	258.6	203.0	65.0

Total non-interest-earning assets:
Soles	2,689.9	2,144.2	2,857.5
Foreign Currency	174.9	326.5	370.3

Total	2,864.8	2,470.7	3,227.8

	For the year ended December 31,
	2021	2020	2019

	(S/ in millions, except for percentages)
	Average Balance	Average Balance	Average Balance
Non-interest-bearing liabilities:
Due from customers on acceptances
Soles	—	—	—
Foreign Currency	94.0	44.1	109.0

Total	94.0	44.1	109.0

Accounts payable, provisions and other liabilities
Soles	1,945.7	1,579.3	1,555.8
Foreign Currency	713.0	616.9	457.4

Total	2,658.7	2,196.2	2,013.2

Insurance contract liabilities
Soles	6,876.3	7,346.4	6,844.2
Foreign Currency	4,965.3	4,410.7	4,112.7

Total	11,841.6	11,757.1	10,956.8

Deferred Income Tax Liability, net
Soles	0.6	0.7	0.0
Foreign Currency	—	—	—

Total	0.6	0.7	0.0

Total non-interest-bearing liabilities:
Soles	8,822.6	8,926.3	8,399.9
Foreign Currency	5,772.3	5,071.7	4,679.1

Total	14,594.8	13,998.0	13,079.0

Changes in Net Interest and Similar Income and Net Interest and Similar Expense: Volume and Rate Analysis
The following table sets forth, by currency of denomination, changes in our interest revenue and expenses between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates from the year ended December 31, 2019 to the year ended December 31, 2020 and from the year ended December 31, 2020 to the year ended December 31, 2021. Volume and rate variances have been calculated based on movements in average quarterly balances and changes in nominal interest rates, average interest-earning assets and average interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

	December 31, 2021/2020 (1)			December 31, 2020/2019 (1)
	Increase (Decrease) Due to Changes in:			Increase (Decrease) Due to Changes in:
	Rate	Volume	Net Change	Rate	Volume	Net Change

	(S/ in millions)
Interest-earning assets:
Cash and due from banks (2)
Soles	12.3	15.8	28.1	(4.8)	7.6	2.8
Foreign Currency	(18.1)	0.4	(17.7)	(90.1)	1.6	(88.5)

Total	(5.8)	16.2	10.4	(94.9)	9.3	(85.6)

Investments
Soles	88.6	81.1	169.7	(45.3)	116.9	71.6
Foreign Currency	(64.1)	65.4	1.4	1.8	25.2	27.0

Total	24.5	146.5	171.0	(43.5)	142.1	98.6

Loans
Soles	(367.1)	182.2	(184.9)	(621.9)	500.0	(121.9)
Foreign Currency	(83.5)	27.6	(55.9)	(87.7)	14.3	(73.4)

Total	(450.6)	209.8	(240.7)	(709.6)	514.4	(195.3)

Total interest-earning assets :
Soles	(266.3)	279.1	12.9	(672.0)	624.6	(47.5)
Foreign Currency	(165.6)	93.4	(72.2)	(176.0)	41.2	(134.8)

Total	(431.9)	372.6	(59.3)	(848.0)	665.8	(182.3)

Interest-bearing liabilities: Deposits and obligations
Soles	182.1	(31.5)	150.6	215.1	(100.0)	115.1
Foreign Currency	41.1	(18.0)	23.1	64.6	(7.2)	57.4

Total	223.1	(49.5)	173.7	279.7	(107.2)	172.5

Due to banks and correspondents
Soles	37.1	(26.4)	10.6	58.6	(71.8)	(13.2)
Foreign Currency	10.0	4.6	14.6	10.7	(3.4)	7.3

Total	47.1	(21.9)	25.2	69.3	(75.2)	(5.9)

Bonds, notes and other obligations
Soles	(37.6)	(7.5)	(45.1)	9.8	(18.6)	(8.8)
Foreign Currency	19.2	(38.6)	(19.4)	78.6	(4.7)	73.9

Total	(18.4)	(46.1)	(64.5)	88.5	(23.3)	65.1

Total Interest-bearing liabilities :
Soles	181.6	(65.5)	116.1	283.5	(190.4)	93.1
Foreign Currency	70.3	(52.0)	18.3	153.9	(15.3)	138.6

Total	251.8	(117.5)	134.3	437.4	(205.7)	231.7

(1)
As of and for the years ended December 31, 2021, 2020 and 2019, IFS did not maintain any of the following categories on its balance sheets: (i) federal funds sold, (ii) securities purchased with agreements to resell, (iii) federal funds purchased, (iv) securities sold under agreements to repurchase, or (v) commercial paper.

(2)	Includes inter-bank funds.

Interest-Earning Assets: Net Interest Margin and Yield Spread
The following table set forth for each of the periods indicated, by currency of denomination, our levels of average interest-earning assets, net interest income, gross yield, net interest margin and yield spread, all on a nominal basis.

	For the year ended December 31,
	2021	2020	2019

	(S/ in millions, except for percentages)
Average interest-earning assets
Soles	56,248.7	49,059.8	37,779.6
Foreign Currency	31,118.2	28,350.0	26,920.6

Total	87,366.9	77,409.8	64,700.2

Net interest income (1)
Soles	3,056.3	2,927.4	2,881.7
Foreign Currency	491.4	545.3	541.6

Total	3,547.7	3,472.8	3,423.3

Gross yield (2)
Soles	6.6%	7.5%	9.9%
Foreign Currency	2.9%	3.4%	4.1%

Total	5.3%	6.0%	7.5%

Net interest margin (3)
Soles	5.4%	6.0%	7.7%
Foreign Currency	1.6%	1.9%	2.0%

Total	4.1%	4.5%	5.3%

Yield spread (4)
Soles	5.0%	5.4%	6.7%
Foreign Currency	1.3%	1.4%	1.4%

Total	3.7%	3.9%	4.5%

(1)	“Net interest income” is defined as interest and similar income less interest and similar expense.
(2)	“Gross yield” is defined as interest and similar income divided by average interest-earning assets.
(3)	“Net interest margin” is defined as net interest and similar income divided by average interest-earning assets.
(4)	“Yield spread”, on a nominal basis, represents the difference between gross yield on average interest-earning assets and average cost of interest-bearing liabilities.
Investment Portfolio
The following table sets forth our financial investment portfolio by type on the dates indicated. For more information on our financial investment portfolio as of December 31, 2021 and 2020, see Note 5 to our audited annual consolidated financial statements appearing elsewhere in this Annual Report on Form
20-F.

	As of December 31,
	2021		2020		2019
	S/ in millions	%	S/ in millions	%	S/ in millions	%
Debt instruments measured at fair value through other comprehensive income	17,629.8	72.9%	17,902.4	74.7%	14,010.1	74.3%
Investments at amortized cost	3,225.2	13.3%	2,650.9	11.1%	2,160.8	11.5%
Investments at fair value through profit or loss	2,706.2	11.2%	2,042.8	8.5%	1,551.5	8.2%
Equity instruments measured at fair value through other comprehensive income	623.7	2.6%	1,373.5	5.7%	1,125.7	6.0%

Total	24,184.9	100.0%	23,969.6	100.0%	18,848.1	100.0%

Plus: Accrued interest	362.3		307.5		224.7

Total investments, net	24,547.3		24,277.1		19,072.7

The following tables set forth the maturities of our financial investment portfolio as of December 31, 2021, before accrued interest.
Maturities of Investment Portfolio - Yields

	1 year or less	Weighted Average Yield (1)	1-5 years	Weighted Average Yield (1)	5-10 years	Weighted Average Yield (1)	Over 10 years	Weighted Average Yield (1)	Total
Instruments measured at fair value through other comprehensive income:
Bonds	205.3	3.3%	1,152.5	2.9%	1,902.5	5.5%	6,030.0	5.5%	9,290.3
Peruvian sovereign and global Bonds	—	—	2,349.4	4.7%	1,216.1	5.5%	3,153.9	6.1%	6,719.4
Negotiable bank certificates issued by the Central Reserve Bank of Peru	1,577.5	0.2%	42.6	2.3%	—	—	—	—	1,620.2

Total Instruments measured at fair value through other comprehensive income	1,782.8	3.6%	3,544.6	9.8%	3,118.6	11.0%	9,183.9	11.6%	17,629.8

Investments at amortized cost:
Peruvian sovereign Bonds	—	—	1,600.2	3.4%	746.5	5.8%	878.4	6.7%	3,225.2

Total Investments at amortized cost	—	—	1,600.2	3.4%	746.5	5.8%	878.4	6.7%	3,225.2

Total investments	1,782.8	3.6%	5,144.8	13.2%	3,242.6	16.9%	10,062.3	18.3%	20,855.0

%	7.4%	—	21.3%	—	13.4%	—	41.6%	—	86.2%

(1)	The weighted average yield for each range of maturity is calculated by dividing the annual interest income by the book value of the debt securities.
Loan Portfolio
The following table sets forth our loans by type of loan, at the dates indicated.

	As of December 31,
	2021		2020		2019
	S/ in millions	%	S/ in millions	%	S/ in millions	%
Loan Portfolio
Loans	35,490.2	79.4%	34,718.3	80.6%	28,504.7	74.5%
Credit cards	4,814.8	10.8%	4,379.9	10.2%	5,877.0	15.4%
Leasing	1,111.0	2.5%	1,211.3	2.8%	1,533.4	4.0%
Discounted notes	572.3	1.3%	468.7	1.1%	686.2	1.8%
Factoring receivables	867.8	1.9%	572.0	1.3%	374.2	1.0%
Advances and overdrafts	41.0	0.1%	39.4	0.1%	87.4	0.2%
Refinanced loans	236.5	0.5%	287.1	0.7%	251.2	0.7%
Past-due and under legal collection loans	1,554.7	3.5%	1,405.2	3.3%	943.2	2.5%

Total gross loans	44,688.2	100.0%	43,081.9	100.0%	38,257.1	100.0%

Accrued interest from performing loans	404.9	—	445.1	—	316.2	—
Impairment allowance for loans	(2,064.9)	—	(2,984.9)	—	(1,394.8)	—
Unearned interest and interest collected in advance	(22.6)	—	(22.8)	—	(41.7)	—

Total direct loans, net	43,005.6	—	40,519.4	—	37,136.9	—

Loans by Classification
The following table shows the composition of our loan portfolio by classification for the periods indicated.

	As of December 31,
	2021		2020		2019
	S/ in millions	%	S/ in millions	%	S/ in millions	%
Commercial loans	22,118.9	49.5%	22,001.6	51.1%	17,479.0	45.7%
Consumer loans	12,514.5	28.0%	11,416.2	26.5%	12,821.6	33.5%
Mortgage loans	8,552.3	19.1%	7,721.3	17.9%	7,206.4	18.8%
Small and micro-business loans	1,502.5	3.4%	1,942.9	4.5%	750.1	2.0%

Total direct gross loans (1)	44,688.2	100.0%	43,081.9	100.0%	38,257.1	100.0%

(1)	Includes refinanced loans and past due and under legal collection loans for all periods reported.
Loans by Currency
The following table presents our loan portfolio divided by currency at the dates indicated.

	As of December 31,
	2021		2020		2019
	S/ in millions	%	S/ in millions	%	S/ in millions	%
Foreign currency denominated	12,088.9	27.1%	10,755.1	25.0%	11,062.1	28.9%
Sol denominated	32,599.4	72.9%	32,326.8	75.0%	27,195.0	71.1%

Total gross loans	44,688.2	100.0%	43,081.9	100.0%	38,257.1	100.0%

As of December 31, 2021, 2020 and 2019, we did not have foreign loans that exceeded 1% of our total consolidated assets.
Maturity Composition of Our Portfolio of Loans
The following tables set forth an analysis of our portfolio of loans as of December 31, 2021, 2020 and 2019 by type and by the time remaining to maturity. Loan amounts are presented before deduction of allowances for loan losses.

	As of December 31, 2021 (1)
	1 month	1-3 months	3 months -1 year	1-5 years	More than 5 years but less than 15 years	More than 15 years	Past-due loans	Total

	(S/ in millions)
Loans	2,049.3	4,114.6	8,069.1	15,818.4	5,240.4	198.4	1,554.7	37,044.9
Credit cards	893.4	915.6	1,379.3	1,622.7	3.7	—	—	4,814.8
Leasing	39.3	113.9	390.1	548.4	19.2	—	—	1,111.0
Discounted notes	196.5	328.6	47.2	—	—	—	—	572.3
Factoring receivables	121.7	454.3	291.8	—	—	—	—	867.8
Advances and overdrafts	41.0	—	—	—	—	—	—	41.0
Refinanced loans	4.2	8.9	44.7	141.8	30.7	6.1	—	236.5

Total gross loans	3,345.5	5,935.9	10,222.3	18,131.4	5,294.0	204.5	1,554.7	44,688.2

	As of December 31, 2020 (1)
	1 month	1-3 months	3 months -1 year	1-5 years	More than 5 years but less than 15 years	More than 15 years	Past-due loans	Total

	(S/ in millions)
Loans	2,016.0	2,804.7	7,712.0	17,259.9	4,778.6	147.0	1,405.2	36,123.5
Credit cards	586.2	730.9	1,360.6	1,654.8	47.4	—	—	4,379.9
Leasing	80.5	109.8	369.5	618.7	32.8	—	—	1,211.3
Discounted notes	189.0	237.3	42.4	—	—	—	—	468.7
Factoring receivables	167.0	318.7	86.3	—	—	—	—	572.0
Advances and overdrafts	39.4	—	—	—	—	—	—	39.4
Refinanced loans	5.0	12.1	56.7	186.3	22.7	4.2	—	287.1

Total gross loans	3,083.1	4,213.5	9,627.6	19,719.7	4,881.5	151.2	1,405.2	43,081.9

	As of December 31, 2019
	1 month	1-3 months	3 months -1 year	1-5 years	More than 5 years but less than 15 years	More than 15 years	Past-due loans	Total

	(S/ in millions)
Loans	2,628.5	3,106.8	5,889.7	12,008.2	4,737.5	134.1	943.2	29,447.9
Credit cards	843.0	1,021.1	1,797.0	2,215.9	—	—	—	5,877.0
Leasing	44.7	85.7	511.0	785.7	106.3	—	—	1,533.4
Discounted notes	264.7	340.7	80.6	0.1	—	—	—	686.2
Factoring receivables	104.2	213.9	56.2	—	—	—	—	374.2
Advances and overdrafts	87.4	—	—	—	—	—	—	87.4
Refinanced loans	10.3	10.8	51.7	151.0	22.1	5.2	—	251.2

Total gross loans	3,982.8	4,779.0	8,386.1	15,160.9	4,865.9	139.3	943.2	38,257.1

(1)
Includes the balance of disbursements made by Interbank within the “Reactiva Peru” program. The balance of the rescheduled loans as of December 31, 2021 and 2020, amounted to S/4,896.1 million and S/6,615.8 million, respectively.

Classification of Our Loan Portfolio - Analysis of Substandard and Past Due Loans
The following tables provide the classification of our loans as of December 31, 2021, 2020 and 2019, respectively, calculated under the requirements of IFRS 9:

	As of December 31, 2021
Direct and indirect Loans	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)
Not impaired
High grade	37,337.4	775.7	—	38,113.1
Standard grade	4,487.6	371.8	—	4,859.4
Sub-standard grade	1,952.2	1,274.7	—	3,226.9
Past due but not impaired	729.7	862.4	—	1,592.0
Impaired
Individually impaired	—	—	54.0	54.0
Collectively impaired	—	—	1,283.3	1,283.3

Total gross loans	44,506.8	3,284.6	1,337.2	49,128.7

Direct loan portfolio	40,522.5	2,853.6	1,312.2	44,688.2
Indirect loan portfolio	3,984.4	431.0	25.1	4,440.5

Total gross loans	44,506.8	3,284.6	1,337.2	49,128.7

	As of December 31, 2020
Direct and indirect Loans	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)
Not impaired
High grade	32,994.4	1,728.9	—	34,723.3
Standard grade	4,458.7	1,603.3	—	6,062.0
Sub-standard grade	692.7	1,169.7	—	1,862.5
Past due but not impaired	790.3	1,781.9	—	2,572.1
Impaired
Individually impaired	—	—	30.3	30.3
Collectively impaired	—	—	2,443.7	2,443.7

Total gross loans	38,936.0	6,283.8	2,474.0	47,693.8

Direct loan portfolio	34,893.3	5,744.7	2,443.9	43,081.9
Indirect loan portfolio	4,042.8	539.1	30.1	4,611.9

Total gross loans	38,936.0	6,283.8	2,474.0	47,693.8

	As of December 31, 2019
Direct and indirect Loans	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)
Not impaired
High grade	32,047.2	334.5	—	32,381.7
Standard grade	4,783.5	646.8	—	5,430.4
Sub-standard grade	366.1	1,010.5	—	1,376.6
Past due but not impaired	1,474.3	770.9	—	2,245.2
Impaired
Individually impaired	—	—	31.1	31.1
Collectively impaired	—	—	894.2	894.2

Total gross loans	38,671.2	2,762.7	925.3	42,359.1

Direct loan portfolio	34,822.0	2,540.2	894.9	38,257.1
Indirect loan portfolio	3,849.2	222.4	30.4	4,102.0

Total gross loans	38,671.2	2,762.7	925.3	42,359.1

Impairment Allowance for Loans
The following tables show the allocation for our impairment allowance for loans as of December 31, 2021, 2020, and 2019:

	As of December 31,
	2021		2020		2019
	S/ in millions	%	S/ in millions	%	S/ in millions	%
Commercial loans	383.2	18.2%	294.7	9.7%	185.6	12.9%
Consumer loans	1,401.7	66.6%	2,413.4	79.3%	1,058.6	73.8%
Mortgage loans	155.2	7.4%	188.0	6.2%	121.7	8.5%
Small and micro-business loans	165.1	7.8%	146.5	4.8%	68.6	4.8%

Total (1)	2,105.2	100.0%	3,042.6	100.0%	1,434.5	100.0%

(1)
Includes impairment allowance for indirect loans amounting to S/40.3 million as of December 31, 2021, S/57.7 million as of December 31, 2020 and S/39.7 million as of December 31, 2019. See Note 6(d.2) to our audited annual consolidated financial statements.

The following table shows the changes in our impairment allowance for loans for the periods indicated.

	For the years ended December 31,
	2021	2020	2019

	S/ in millions
Balance as of January 1	3,042.6	1,434.5	1,426.9
Provision	381.6	2,393.9	750.8
Recoveries of written-off loans	182.0	106.4	136.5
Written-off loans and sales	(1,525.1)	(926.0)	(874.1)
Translation result and others	24.2	33.7	(5.6)
Balance as of December 31,	2,105.2	3,042.6	1,434.5

Allowances for indirect loans	40.3	57.7	39.7
Allowances for direct loans	2,064.9	2,984.9	1,394.8

Total allowances for loan losses	2,105.2	3,042.6	1,434.5

Allowances for Loan Losses at end of Period as a Percentage of Total Loans	4.7%	7.1%	3.7%
Ratios of Charge-Offs to Average Balance
Commercial loans	0.0%	0.1%	0.1%
Consumer loans	3.0%	2.1%	2.2%
Mortgage loans	0.0%	0.0%	0.0%
Small and micro business loans	0.2%	0.1%	0.2%

The ratio of allowances for loan losses to average loans was 4.7% in 2021 compared to 7.1% in 2020. The lower ratio was mainly explained by lower allowances for direct loans in addition to growth in the average balance of loans.
Lower allowances for direct loans were explained by reductions in provision requirements in consumer loans and mortgages. These effects were partially offset by higher allowances for loans in commercial and small and micro-business loans, mainly related to those sectors of the economy which were impacted by the targeted lockdowns, new
COVID-19
variants, restricted hours of operations and political events in 2021.
The following tables show the changes in our impairment allowance for loans (direct and indirect) by line of business for the period indicated.

	For the Year Ended December 31, 2021
	Commercial loans	Mortgage loans	Consumer loans	Small and micro-business loans	Total

	(S/ in millions)
Balance as of January 1	294.7	188.0	2,413.4	146.5	3,042.6

Provision	98.6	(36.1)	225.6	93.5	381.6
Recovery of written-off loans	1.4	—	175.3	5.3	182.0
Written-off loans and sales	(27.4)	(2.4)	(1,414.9)	(80.3)	(1,525.1)
Translation result and others	15.9	5.7	2.3	0.2	24.2

Balance as of	383.2	155.2	1,401.7	165.1	2,105.2

	For the Year Ended December 31, 2020
	Commercial loans	Mortgage loans	Consumer loans	Small and micro-business loans	Total
	(S/ in millions)
Balance as of January 1	185.6	121.7	1,058.6	68.6	1,434.5

Provision	118.0	63.7	2,112.9	99.4	2,393.9
Recovery of written-off loans	1.8	—	100.8	3.9	106.4
Written-off loans and sales	(27.8)	(4.4)	(868.1)	(25.7)	(926.0)
Translation result and others	17.2	6.9	9.3	0.3	33.7

Balance as of	294.7	188.0	2,413.4	146.5	3,042.6

	For the year ended December 31, 2019
	Commercial loans	Mortgage loans	Consumer loans	Small and micro business loans	Total

	(S/ in millions)
Balance as of January 1	255.8	114.6	987.0	69.5	1,426.9

Provision	(39.7)	13.2	730.3	47.0	750.8
Recovery of written-off loans	1.0	—	130.2	5.3	136.5
Written-off loans and sales	(29.8)	(5.4)	(785.9)	(53.0)	(874.1)
Translation result and others	(1.7)	(0.7)	(3.0)	(0.2)	(5.6)

Balance as of	185.6	121.7	1,058.6	68.6	1,434.5

Composition of Deposits and Obligations
The following tables provide information on the composition of our deposits obligations for the periods indicated.

	As of December 31,
	2021		2020		2019
	(S/ in millions)%		(S/ in millions)%		(S/ in millions)%
Demand deposits
Soles	7,943.1	16.2%	8,836.1	18.7%	7,148.6	18.8%
Foreign currency	6,490.1	13.3%	4,996.1	10.6%	4,567.5	12.0%

Total	14,433.2	29.5%	13,832.3	29.3%	11,716.0	30.8%

Savings deposits
Soles	13,665.4	27.9%	12,212.6	25.9%	6,942.1	18.2%
Foreign currency	8,876.4	18.2%	5,639.7	12.0%	4,442.8	11.7%

Total	22,541.8	46.1%	17,852.3	37.9%	11,384.9	29.9%

Time deposits
Soles	6,060.4	12.4%	7,977.8	16.9%	8,290.2	21.8%
Foreign currency	4,893.8	10.0%	5,557.2	11.8%	4,762.8	12.5%

Total	10,954.2	22.4%	13,535.0	28.7%	13,053.0	34.3%

Others
Soles	713.8	1.5%	1,492.6	3.2%	1,507.1	4.0%
Foreign currency	254.9	0.5%	437.1	0.9%	432.1	1.1%

Total	968.7	2.0%	1,929.7	4.1%	1,939.3	5.1%

Total deposits
Soles	28,382.7	58.0%	30,519.2	64.7%	23,888.1	62.7%
Foreign currency	20,515.2	42.0%	16,630.1	35.3%	14,205.2	37.3%

Total	48,897.9	100.0%	47,149.3	100.0%	38,093.2	100.0%

As of December 31, 2021, 2020 and 2019, we did not have individual material deposits by foreign depositors that exceeded 10% of our total Deposits and Obligations.
The following table provides information on the composition of our domestic and foreign deposits, by average balances and average nominal rate, for the periods indicated.

	For the year ended December 31,
	2021	2020	2019

	(S/ in millions)
Deposits in Domestic Offices
Demand deposits
Average balance
Soles	8,966.5	8,069.7	6,329.4
Foreign currency	4,348.0	3,858.5	3,956.0

Total	13,314.5	11,928.2	10,285.4

Average nominal rate
Soles	0.4%	0.8%	2.5%
Foreign currency	0.1%	0.3%	1.0%

Total	0.3%	0.6%	1.9%

Savings deposits
Average balance
Soles	13,025.1	9,570.5	6,293.8
Foreign currency	7,156.7	5,053.0	4,756.5

Total	20,181.9	14,623.5	11,050.3

Average nominal rate
Soles	0.7%	1.0%	1.4%
Foreign currency	0.2%	0.2%	0.4%

Total	0.5%	0.7%	1.0%

Time deposits
Average balance
Soles	6,876.7	7,892.6	7,131.8
Foreign currency	3,653.5	3,275.1	2,827.9

Total	10,530.2	11,167.8	9,959.7

Average nominal rate
Soles	1.1%	2.5%	3.6%
Foreign currency	0.3%	0.8%	1.7%

Total	0.8%	2.0%	3.1%

Others
Average balance
Soles	1,108.2	1,413.0	1,364.7
Foreign currency	358.6	430.4	434.7

Total	1,466.8	1,843.4	1,799.3

Average nominal rate
Soles	5.0%	4.9%	3.1%
Foreign currency	1.8%	1.7%	1.6%

Total	4.2%	4.1%	2.7%

Deposits in Foreign Offices
Demand deposits
Average balance
Soles	—	—	—
Foreign currency	1,990.8	1,194.6	1,022.1

Total	1,990.8	1,194.6	1,022.1

Average nominal rate
Soles	0.0%	0.0%	0.0%
Foreign currency	0.0%	0.0%	0.0%

Total	0.0%	0.0%	0.0%

Time deposits
Average balance
Soles	—	—	—
Foreign currency	1,683.7	1,675.6	1,526.5

Total	1,683.7	1,675.6	1,526.5

Average nominal rate
Soles	0.0%	0.0%	0.0%
Foreign currency	1.9%	1.9%	3.2%

Total	1.9%	1.9%	3.2%

Uninsured Deposits
Uninsured deposits are deposits that are in excess of local deposit insurance fund, see “Regulation and Supervision—Banking regulations and supervision - Deposit Insurance Fund”, calculated based on the respective local regulations, as well as deposits in uninsured accounts. As of December 31, 2021, 2020 and 2019 total estimated uninsured deposits were S/31,717.8 million, S/33,128.7 million and S/27,367.3 million, respectively.
The table below, shows the maturity of estimated uninsured time deposits as of December 31, 2021.

For the year ended December 31, 2021
(S/ in millions)
Uninsured time deposits
Within 3 months	6,480.9
From 3 to 6 months	1,176.6
From 6 to 12 months	1,607.4
Over 12 months	528.7

Total uninsured time deposits	9,793.5

	As of December 31, 2021
	1 month	1-3 months	3 months-1 year	1-5 years	More than 5 years	Total

	(S/ in millions)
Maturity of Deposits
Demand deposits	14,433.2	—	—	—	—	14,433.2
Saving deposits	22,541.8	—	—	—	—	22,541.8
Time deposits	4,679.0	2,205.2	3,430.8	377.9	261.3	10,954.2

Total	41,654.0	2,205.2	3,430.8	377.9	261.3	47,929.2

Percentage of Total	86.9%	4.6%	7.2%	0.8%	0.5%	100.0%

	As of December 31, 2020
	1 month	1-3 months	3 months-1 year	1-5 years	More than 5 years	Total

	(S/ in millions)
Maturity of Deposits
Demand deposits	13,832.3	—	—	—	—	13,832.3
Saving deposits	17,852.3	—	—	—	—	17,852.3
Time deposits	6,983.1	2,208.2	3,531.5	539.6	272.6	13,535.0

Total	38,667.6	2,208.2	3.531.5	539.6	272.6	45,219.5

Percentage of Total	85.5%	4.9%	7.8%	1.2%	0.6%	100.0%

	As of December 31, 2019
	1 month	1-3 months	3 months-1 year	1-5 years	More than 5 years	Total

	(S/ in millions)
Maturity of Deposits
Demand deposits	11,716.0	—	—	—	—	11,716.0
Saving deposits	11,384.9	—	—	—	—	11,384.9
Time deposits	4,698.6	2,171.2	5,235.9	812.7	134.6	13,053.0

Total	27,799.5	2,171.2	5,235.9	812.7	134.6	36,153.9

Percentage of Total	76.9%	6.0%	14.5%	2.2%	0.4%	100.0%

Short-Term Borrowings
The following tables provide information on the composition of our short-term borrowings for the periods indicated.

	As of December 31,
	2021		2020		2019
	(S/in millions)	Average rate	(S/ in millions)	Average rate	(S/ in millions)	Average Rate
Inter-bank funds	—	0.0%	29.0	0.3%	169.1	1.8%
Due to banks and correspondents	882.1	2.5%	1,794.5	1.6%	2,666.0	3.7%
Bonds, notes and other obligations	—	0.0%	—	0.0%	148.6	4.3%

Total	882.1	1.11%	1,823.4	1.6%	2,983.8	3.6%

	As of December 31,
	2021	2020	2019
Average balance	1,335.0	2,967.2	2,800.5
Maximum quarter-end balance	1,916.2	4,228.2	3,163.8
Weighted-average nominal interest rate	0.7%	2.3%	3.7%

ETHICS AND CORPORATE COMPLIANCE
IFS is firmly committed to promoting a world-class ethics and compliance program (the “Compliance Program”), ensuring a compliance culture within its subsidiaries, to maintain an ethical culture throughout its organizations. Thus, IFS has a corporate compliance policy (the “IFS Corporate Compliance Policy”) based on local and US regulations, and international best practices.
The purpose of the Compliance Program is to promote corporate policies and procedures of effective internal controls to prevent, detect and report inappropriate conduct, comply with laws and regulations, and mitigate reputational risk to maintain a sustainable business. In addition, this program is enhanced and strengthened by a sanctions program to correct misconduct and reinforce compliance policies through continuous training. Moreover, to ensure independence, the Chief Compliance Officer (“CCO”) reports directly to the board of directors and indirectly to the CEO, and the subsidiaries’ Compliance Officers report directly to their respective board of directors and indirectly to the CCO.
The Compliance Program takes a risk-based approach, which focuses on mitigating the risk of economic sanctions or other penalties that could negatively impact our reputation. This program includes the following policies:
Anti-Money Laundering / Counter Financing of Terrorism (“AML/CFT”)
IFS has implemented a risk-based AML/CFT program according to regulations pursuant to which each subsidiary operates. In addition, IFS and its subsidiaries comply with international standards and best practices, including the Financial Action Task Force (“FATF”).
The subsidiaries have implemented their policies and procedures in accordance with the IFS Corporate Compliance Policy and local regulation, approved by their respective boards of directors and reviewed on an annual basis, which includes but is not limited to:

•	AML/CFT policy and procedures based on risk assessment.

•	Customer Identification Program (“CIP”), Know Your Customer (“KYC”), and due diligence procedures including monitoring of the OFAC and International Sanctions List.

•	Know your employee and vendor policy.

•	Annual review of high-risk customers.

•	Continuous and mandatory training for all employees, including tailored training for the board of directors, front office, and compliance team members.
Anti-Corruption Program
IFS is committed to conducting its business in accordance with world-class ethics and compliance standards. As part of that commitment, IFS prohibits its directors, officers and employees from making any political contribution on its behalf or its subsidiaries. Our anti-corruption program contains policies and procedures that comply with the local and international anti-corruption laws, including the Foreign Corrupt Practices Act (“FCPA”).
Our program has been designed by understanding IFS’s business from a commercial perspective and its risk profile. This program includes, but is not limited to, roles and responsibilities, guidelines, a zero-tolerance
policy for any act of bribery or corruption, policies regarding gifts, conflicts of interest, donations, and hiring and appointing employees, officers, and directors, as well as violations reports, and sanctions.
The subsidiaries have implemented their respective anti-corruption programs based on the IFS Corporate Compliance Policy and local anti-bribery regulations.
Insider Trading
The IFS insider trading program prohibits any of its directors, officers, or employees who possess material, non-public
information concerning IFS or its subsidiaries from buying or selling its securities or passing on such information to others who may be induced to buy or sell securities.

Consumer Data Privacy Program
In accordance with local regulations and best international practices, IFS is committed to ensuring that the processing of personal data is carried out in accordance with the purpose for which it has been provided, with the expressed consent of the clients.
This program includes compliance with the legal framework of Law No. 29733 Personal Data Protection Law and Supreme Decree No.
003-2013-JUS.
In addition, the subsidiaries that are subject to this law, have implemented internal controls in accordance with the IFS Corporate Compliance Program.
Fiscal Transparency (FATCA & CRS)
O.C.D.E. Common Report Standard (“CRS”)
IFS and its subsidiaries are CRS compliant, reporting to their respective Tax Authorities on an annual basis.
U.S. Foreign Account Tax Compliance Act (“FATCA”)
IFS and its subsidiaries are FATCA compliant and are classified as Reporting Model 1. Intercorp is the lead of the Expanded Affiliated Group (“EAG”).
Dodd Frank
IFS, as a counterparty of U.S. banks for operations with derivatives, must adhere to the Dodd Frank Protocol. Such requirements include the settlement of certain operations through a clearinghouse and adherence to the International Swaps and Derivatives Association (“ISDA”) standards to comply, where applicable, with Dodd Frank regulations.
Whistleblower Hotline
IFS and its subsidiaries have implemented a whistleblower hotline that helps stakeholders report improper conduct, fraudulent practices, violations of internal policies, and unlawful and unethical conducts. These conducts can be reported through the website,
e-mail,
or phone call, and may be reported anonymously. Moreover, this hotline is managed by a third party to reinforce the confidentiality of the complaint.
Training
Compliance training is mandatory for all employees. In addition, as a first line of defense, members of the compliance team are required to take additional tailored training.

ITEM 4A	Unresolved Staff Comments
None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results
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

Nonetheless, the country has experienced a slowdown in recent years, mainly explained by lower domestic demand, as a result of a lower growth in private investment. This slowdown was intensified due to several factors, such as (i) a strong El Niño phenomenon, which adversely affected agricultural production, transportation services, tourism and commercial activity, and resulted in a 1.5% drop in GDP growth in 2017; (ii) corruption scandals related to the activities of certain Brazilian and Peruvian companies in the construction sector, which resulted in suspension or delay of important infrastructure projects during 2018; and (iii) political instability, as Peru has suffered a series of government institutional crises starting in 2018 due to, among other things, several corruption scandals involving prominent political figures, which have resulted in resignations and impeachment, including that of former President Pedro Pablo Kuczynski in 2018 and former President Martín Vizcarra in 2020, as well as investigations of certain members of the judicial system and the public ministry who are now facing prosecution. Despite these factors and continued political corruption scandals, the Peruvian economy continued to outperform its peer countries in 2019, supported by solid macroeconomic fundamentals and strong fiscal and monetary policies.
In 2020, Peru experienced an 11.0% GDP contraction as a result of the impact of the
COVID-19
pandemic, and in particular the impact of the lockdown and mobility restrictions implemented by the Peruvian government to contain the spread of the pandemic, which in turn resulted in (i) lower employment, (ii) postponement of investment projects, and (iii) restricted access to goods and services. As a result of the reductions in private consumption and gross fixed investment, domestic demand decreased 9.8% during the year.
At the beginning of 2021, Peru continued to struggle from the effects of the pandemic but started to recover over time as targeted lockdowns decreased and were eventually lifted and the vaccination program accelerated. The recovery was mainly driven by domestic demand-oriented sectors, improved trade terms, higher private consumption, and the base effect of such improvements as compared to 2020. Nevertheless, such improved economic landscape was negatively affected by the uncertainty that arose in the run up to the presidential and congressional elections that took place in April 2021. These political events contributed to a slowdown in GDP growth, volatility of the exchange rate and weakening of the local currency, which in turn also affected inflation. As a result of these factors, the Peruvian GDP grew 13.3% in 2021.
The table below sets forth additional details regarding Peru’s recent economic performance.

	2021	2020	2019	2018	2017
Peruvian real GDP growth rate	13.3%	(11.0)%	2.2%	4.0%	2.5%
Domestic demand growth	14.4%	(9.5)%	2.2%	4.2%	1.5%
Private consumption growth	11.7%	(9.8)%	3.2%	3.8%	2.6%
Fixed private investment (real growth)	37.6%	(16.5)%	4.5%	4.1%	0.1%
Reference interest rate	2.5%	0.3%	2.3%	2.8%	3.3%
Fiscal (deficit) (% of GDP)	(2.6)%	(8.9)%	(1.6)%	(2.3)%	(3.0)%
Variation in Consumer Price Index (“CPI”)	6.4%	2.0%	1.9%	2.2%	1.4%
Unemployment rate (Metropolitan Lima)	10.7%	13.0%	6.6%	6.7%	6.9%
Disposable income growth	10.3%	(7.5)%	2.8%	3.9%	3.2%
Public external debt as a percentage of Peruvian GDP	19.5%	14.9%	8.5%	8.8%	8.8%
Net international reserves (U.S.$ in millions)	78,495	74,707	68,316	60,121	63,621

Sources:   Central Reserve Bank of Peru and INEI.
In this context, Peru continues to have its sovereign debt rated investment grade by S&P, Fitch and Moody’s. The Peruvian government’s conservative fiscal policy, coupled with the Central Reserve Bank of Peru’s responsible management of inflation and international reserves has helped Peru to maintain its investment grade ratings by Moody’s (Baal), S&P (BBB) and Fitch (BBB). Peru’s credit ratings are subject to periodic review, and may be revised or lowered in the future.
Furthermore, in its most recent forecast as of March 2022, the Central Reserve Bank of Peru has estimated real GDP growth of 3.4% for 2022 and 3.2% for 2023, as compared to a 13.3% increase registered in 2021 and a 11.0% decrease registered in 2020. Based on Peru’s strong macroeconomic base, during 2020 and 2021, the government deployed various expansionary fiscal and monetary policies to control and mitigate the impact of
COVID-19
on the Peruvian economy and population.

Interest Rates
In general, increases in prevailing interest rates result in more interest revenue from loans. An increase of prevailing interest rates may, however, adversely affect Interbank as a result of reduced overall demand for loans and greater risk of default by its clients. In addition, relatively high interest rates affect Interbank’s funding costs, and can adversely affect spreads on its loan portfolio if Interbank is unable to pass on the increased funding costs to its clients. On the other hand, a decrease in interest rates can reduce Interbank’s revenue from its loan portfolio. This revenue decrease may be offset by an increase in the volume of loans resulting from higher demand and/or a decrease in Interbank’s funding costs. As a result of the
COVID-19
pandemic, on April 9, 2020, the Central Reserve Bank of Peru took several measures, such as reducing the reference interest rate by 200 basis points from 2.25% to 0.25%. This measure has affected both interest income and interest expense. Moreover, the Central Reserve Bank of Peru, similar to other monetary authorities around the world, started to increase its reference rate to mitigate the impacts of inflation in Peru. As of December 31, 2021, the reference interest rate was 2.50%.
In May 2021, the Central Reserve Bank of Peru set the methodology to determine maximum interest rates applicable to three types of loans: (i) ordinary consumer credit; (ii) consumer loans equivalent to two UIT (
Unidad Impositiva Tributaria”
) or less; and, (iii) credit for small and micro businesses, as ruled by Law 31143. Maximum interest rates are to be set at two times the average rate of consumer loans during the period between two and seven months prior to becoming effective. The interest rate cap was first effective for the period between May and October 2021 at a level of 83.4% for loans denominated in soles
and 68.4% for loans denominated in U.S. dollars. For the period between November 2021 and April 2022, the interest rate cap was 83.6% for loans denominated in soles
and 66.1% for loans denominated in U.S. dollars. The interest rate cap does not represent a major disruption to Interbank’s results.
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
Inflation
Our performance may be impacted by inflation, because substantially all of our assets are not adjusted for the effects of inflation. During the 1980s, Peru experienced hyperinflation, negative economic growth and substantial currency devaluation. Inflation rates in Peru began to decrease in the 1990s and in the last 14 years Peru had one of the lowest average inflation rates in the region, partly due to the monetary policy implemented by the Central Reserve Bank of Peru and partly due to the conservative fiscal policy of the Peruvian government. In 2002, in order to maintain low inflation rates, the Central Reserve Bank of Peru established an annual inflation target of 2.5% within a range of one percentage point. In 2007, the target was lowered to 2%, within a range of one percentage point. The Central Reserve Bank of Peru has maintained its target inflation range ever since. The inflation rate in Peru, as measured by changes in the Metropolitan Lima consumer price index published by the INEI, was 1.4% in 2017, 2.2% in 2018, 1.9% in 2019, 2.0% in 2020 and 6.4% in 2021. In its most recent forecast as of March 2022, the Central Reserve Bank of Peru has estimated Peru’s inflation to be 3.6% in 2022 and 2.1% in 2023.
Depreciation and Appreciation of the Sol
The
sol
floats freely against other currencies. Nevertheless, the Central Reserve Bank of Peru participates in the market (buying or selling soles
) in order to avoid any large fluctuations in the exchange rate because of the effects that it could have on the Peruvian economy, which remains partly dollarized. Because a significant portion of our subsidiaries’ assets and liabilities are denominated in U.S. dollars and our consolidated financial statements are prepared in soles
, the results reflected in our consolidated financial statements are affected by fluctuations in the exchange rates between the sol
and the U.S. dollar.

In 2015, the
sol
depreciated significantly against the U.S. dollar and remained relatively stable until the beginning of 2020. However, during 2020, the sol
rapidly depreciated against the U.S. dollar as a result of the
COVID-19
pandemic, which in 2021 continued to depreciate in the run up to the general election due to political uncertainty. In this context, any future changes in the value of the sol
against the U.S. dollar and other foreign currencies could adversely affect our financial condition and results of operations to the extent that our subsidiaries maintain a gap between foreign denominated assets and liabilities.
The Peruvian government adopted a policy to encourage the
de-dollarization
of the Peruvian economy. This policy included promoting the development of a sol
capital market and local currency yield curves. The proportion of outstanding loans in the banking system denominated in U.S. dollars has fallen from 51.0% as of December 31, 2011 to 26.0% as of December 31, 2021, according to figures published by the SBS. The percentage of deposits in the banking system denominated in U.S. dollars was approximately 47.3% as of December 31, 2011 compared to 43.0% as of December 31, 2021. Interbank’s proportion of loans in soles
grew from 53.2% as of December 31, 2011 to 75.8% as of December 31, 2021, while deposits in soles
increased from 56.8% as of December 31, 2011 to 63.4% as of December 31, 2021.
As of December 31, 2021, 62.1% of Interseguro’s investment portfolio was invested in soles
and 37.9% was invested in U.S. dollars. According to Interseguro’s investment policy, it allocates the currency of its investment portfolio to mitigate potential currency volatility between its investment assets and its insurance liabilities as observed since the commencement of the
COVID-19
outbreak.
Substantially all of Inteligo’s financial assets and liabilities are denominated in U.S. dollars.
Monetary Policy
In April 2010, as a result of significant economic growth, the Central Reserve Bank of Peru began tightening its monetary policy, raising the reference rate. This tightening policy had the goal of mitigating speculative capital inflows and cooling the expansion of credit.
However, since the beginning of 2017, the Central Reserve Bank of Peru started loosening its monetary policy. From January 2017 to December 2020, the reference rate decreased from 4.25% to 0.25%. On March 19, 2020, the Central Reserve Bank of Peru reduced its reference rate by 100 basis points to 1.25%. Furthermore, on April 9, 2020, the Central Reserve Bank of Peru took several measures as a result of the
COVID-19
pandemic, including reducing the reference interest rate by another 100 basis points from 1.25% to 0.25%. In August 2021, the Central Reserve Bank of Peru started tightening its monetary policy, similar to other monetary authorities around the world. As of December 31, 2021, the reference interest rate was 2.50%.
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
However, as of December 2021, the annuities market has stabilized since the introduction of private annuities, a type of annuity created to fill the vacuum left by the law. This new product, pioneered by Interseguro in October 2016 and soon followed by other providers, helped the industry recover a portion of the lost market. In 2021, private annuities accounted for 7.2% of the premiums collected in 2021 for the insurance industry. For Interseguro, private annuities represented 33.2% of its S/834.2 million in collections in annuities as of December 31, 2021.
COVID-19
and Subsequent Adjustments to the Expected Loss Model
Due to the risks and uncertainties originated by the
COVID-19
pandemic during 2020, as discussed in our Annual Report on Form
20-F
for the year ended December 31, 2020 filed with SEC on April 26, 2021, and which continued throughout 2021, as well as the economic and political uncertainty in Peru during the run up to the presidential general election in 2021, Interbank assessed whether to include a series of expert judgments with the purpose of calculating the expected loss pursuant to the requirement established by IFRS 9.

We made adjustments to the expected loss model to include in the calculation the effects of the uncertainty and risks generated by current events as of December 31, 2021. In connection with those adjustments, two expert judgments were established to stress test the possibility of default from customers due to the political situation in Peru, as follows:

(a)	Stress of the probability of default (PD) for loans in Stage 1 and Stage 2; and

(b)	Stress for clients in Stage 3
Additionally, given the current uncertainty due to the outbreak of the omicron variant, new expert criteria have been applied for the new wave of infections, that could cause another cycle of loans to be rescheduled, although we would expect such an occurrence to be to a lesser extent than the previous year.
This criterion has been applied only to the credit cards portfolio, given that this portfolio was the most affected by the rescheduling process during 2020 and presented a higher impact both in relative and absolute terms on our results and, therefore, is the portfolio that may exhibit a higher sensitivity to these events.
Adoption of New Standards and Disclosures
Generally, we have only adopted standards, interpretations or amendments that were effective in each year. Therefore, standards, interpretations or amendments that become effective in 2022 or later have not been early adopted.
On January 1, 2021, we adopted for the first time the following standards, interpretations, or amendments: (i) in connection with the interest rate benchmark reform, amendments to IFRS 9 “Financial Instruments”, IAS 39 “Financial Instruments: Recognition and Measurement”, and IFRS 7 “Financial Instruments: Disclosures”, IFRS 4 “Insurance Contracts”, and IFRS 16 “Leases”,– Phase 2; and (ii) in connection with
COVID-19
related rent concessions beyond June 30, 2021, an amendment to IFRS 16 “Leases”. Such standards, interpretations or amendments have not had a significant impact on our consolidated financial statements. See Note 3.2 to our audited annual consolidated financial statements.
On January 1, 2020, we adopted for the first time the following standards, interpretations or amendments: (i) Amendments to IFRS 3 “Business Combinations”, (ii) Amendments to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, (iii) Conceptual Framework for Financial Reporting issued on March 29, 2018 and (iv) Amendments to IFRS 16 “Leases”. Such standards, interpretations or amendments did not have a significant impact on our consolidated financial statements.
Since January 1, 2019, we are applying: (i) IFRS 16 “Leases”, which accounting policies and impacts are described in Notes 3.4(k) and 8(e) to our audited annual consolidated financial statements; and (ii) Amendments to IFRS 9 “Financial Instruments”, IAS 39 “Financial Instruments: Recognition and Measurement”, and IFRS 7 “Financial Instruments: Disclosures”, in connection with the interest rate benchmark reform, which accounting policies and impacts are described in Notes 3.4(ah) and 10(b)(vi) to our audited annual consolidated financial statements.
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

Key areas involving a high degree of judgment and areas where estimates and assumptions are significant to the consolidated financial statements include:

•	the calculation of the impairment of the portfolio of loans and financial investments;

•	the measurement of the fair value of the financial investments and investment properties;

•	the assessment of the impairment of the goodwill;

•	determination of terms and estimation of the applicable interest rate for lease agreements;

•	the liabilities for insurance contracts;

•	the measurement of the fair value of derivative financial instruments;

•	the estimated useful life of intangible assets, property, furniture and equipment;

•	the estimation of assets and liabilities for deferred income tax; and

•	the estimation of provisions for litigation.
We believe that the judgments, estimates and assumptions we have made are appropriate under the circumstances and that our audited annual consolidated financial statements fairly present, in all material respects, the financial positions of IFS as of December 31, 2021 and 2020 and the results of our operations and cash flows for the years ended December 31, 2021, 2020 and 2019 in accordance with IFRS.
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
Principal Line Items in Consolidated Income Statements
Below is a description of certain significant line items:

•
interest and similar income includes interest from our loan portfolio plus interest and dividends from our investment portfolio and is composed of the following line items: (i) interest on loan portfolio, (ii) interest on financial investments, (iii) interest on due from banks and inter-bank funds, (iv) dividends on financial investments, and (v) other interest and similar income. See Note 19(a) to our audited annual consolidated financial statements;

•
interests and similar expenses includes all financial expenses incurred to fund our operations and is composed of the following line items: (i) interest and fees on deposits and obligations, (ii) interest on bonds, notes and other obligations, (iii) interest and fees on obligations with financial institutions, (iv) deposit insurance fund fees, (v) interest on lease payments, and (vi) other interest and similar expenses. See Note 19(a) to our audited annual consolidated financial statements;

•	impairment loss on loans, net of recoveries includes provisions recognized as expense, net of recoveries. See Note 6(d.1) and (d.2) to our audited annual consolidated financial statements;

•	recovery (loss) due to impairment of financial investments includes impairment loss recognized as expense, net of recoveries. See Note 5(c) to our audited annual consolidated financial statements;

•
fee income from financial services, net includes primarily commissions and other fees we charge to our customers, net from related expenses, and is composed of the following line items: (i) accounts maintenance, transfers, and debit and credit card fees, (ii) funds management, (iii) banking services fees, (iv) contingent loan fees, (v) collection services, (vi) commission for loans rescheduling “Reactiva Peru” program, and (vii) brokerage and custody services. See Note 20(a) to our audited annual consolidated financial statements;

•
other income includes: (i) gain from sale of
written-off
loans, (ii) other technical income from insurance operations, (iii) income from investments in associates, (iv) services rendered to third parties; (v) income from ATM rentals, and (vi) other income. See Note 21(a) to our audited annual consolidated financial statements;

•
total net premiums earned minus claims and benefits includes: (i) net premiums earned, adjustment of technical reserves included, and (iii) net claims and benefits incurred for life insurance contracts and others. See Notes 22 and 23 to our audited annual consolidated financial statements; and

•
other expenses include: (i) salaries and employee benefits, (ii) administrative expenses, (iii) depreciation and amortization, (iv) sundry technical insurance expenses and commission from insurance activities and (v) expenses related to rental income. See Notes 8(a), 9(a), 21, 24, and 25 to our audited annual consolidated financial statements.

Financial Condition as of December 31, 2021 Compared to December 31, 2020
The following table sets forth the principal components of our consolidated statement of financial position as of December 31, 2021 and December 31, 2020.

	As of December 31, 2021	As of December 31, 2020	Change

	(S/ in millions)		(S/ in millions)%
Assets
Cash, due from banks and inter-banks funds	17,134.5	18,783.6	(1,649.1)	(8.8)%
Financial investments	24,547.3	24,277.1	270.2	1.1%
Loans, net of unearned interest	45,070.5	43,504.3	1,566.2	3.6%
Impairment allowance for loans	(2,064.9)	(2,984.9)	919.9	(30.8)%
Investment property	1,224.5	1,044.0	180.5	17.3%
Property, furniture and equipment, net	815.1	844.4	(29.3)	(3.5)%
Intangibles and goodwill, net	1,044.7	1,042.6	2.2	0.2%
Other assets	2,182.2	1,724.9	457.3	26.5%

Total assets	89,953.9	88,236.0	1,717.9	1.9%

Liabilities and equity
Deposits and obligations	48,897.9	47,149.3	1,748.7	3.7%
Due to banks and correspondents and inter-bank funds	8,522.8	9,689.8	(1,167.0)	(12.0)%
Bonds, notes and other obligations	8,389.7	7,778.8	610.9	7.9%
Insurance contract liabilities	11,958.1	12,501.7	(543.7)	(4.3)%
Other liabilities	2,630.0	2,162.5	467.5	21.6%

Total liabilities	80,398.5	79,282.1	1,116.5	1.4%

Equity, net
Equity attributable to IFS’s shareholders	9,504.0	8,908.1	595.9	6.7%
Non-controlling interest	51.3	45.8	5.5	12.0%

Total equity, net	9,555.4	8,953.9	601.4	6.7%

Total liabilities and equity net	89,953.9	88,236.0	1,717.9	1.9%

Our assets were S/89.9 billion as of December 31, 2021, a 1.9% increase from S/88.2 billion as of December 31, 2020. This was mainly driven by growth of 3.6% in loans, net of unearned interest, 1.1% in financial investments, and a 30.8% decrease in impairment allowance for loans. These factors were partially offset by 8.8% reduction in cash, due from banks and inter-banks funds.
The increase in loans, net of unearned interest was mainly the result of higher retail loans balances at Interbank, which was primarily due to increases in consumer loans and mortgages. This increase was partially offset by lower commercial loan balances due to decreases in short and medium-term lending, as well as lower leasing operations, in both cases across all business segments. The increase in financial investments resulted from higher volumes of sovereign bonds, Central Bank Certificates of Deposits (“CDBCR”) and corporate bonds, while the decrease in cash and due from banks and inter-bank funds resulted mainly from lower deposits at the Central Bank. The decrease in impairment allowance for loans occurred mainly at Interbank.
Our liabilities reached S/80.4 billion as of December 31, 2021, a 1.4% increase from S/79.3 billion as of December 31, 2020. This was mainly driven by a 7.9% increase in bonds, notes and obligations and 3.7% in deposits and obligations, partially offset by a decrease of 12.0% in due to banks and correspondents and inter-banks funds and a 4.3% decrease in insurance contract liabilities. The increase in bonds, notes and other obligations was mainly attributable to a 10.1% depreciation in the foreign exchange rate as compared to 2020, partially offset by the execution of the optional redemption with respect to the S/110.0 million local subordinated bonds in September 2021. The annual growth in deposits and obligations was mainly explained by an increase in retail deposits, partially offset by decreases in institutional deposits and commercial deposits. The annual decrease in due to banks and correspondents and inter-bank funds was mainly the result of a decrease in long-term funding provided by the Central Bank and COFIDE, associated with a decrease in funds being distributed under the Reactiva Peru Program, in addition to lower long-term funds from correspondent banks abroad. These effects were partially offset by higher short-term funding provided by correspondent banks abroad and COFIDE.
Our net equity was S/9.6 billion as of December 31, 2021, a 6.7% increase from S/9.0 billion as of December 31, 2020, mainly as a result of higher retained earnings.
For more information of our liquidity, capital resources and commitments and obligations, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
Results of Operations for the Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020
The following table sets forth the principal components of our consolidated profit for the years ended December 31, 2021 and 2020.

	For the year ended December 31,
	2021	2020	Change

	(S/ in millions)		(S/ in millions)%
Interest and similar income	4,605.6	4,665.0	(59.3)	(1.3)%
Interest and similar expenses	(1,057.9)	(1,192.3)	134.3	(11.3)%

Net interest and similar income	3,547.7	3,472.7	75.0	2.2%

Impairment loss on loans, net of recoveries	(381.6)	(2,393.9)	2,012.4	(84.1)%
Recovery (loss) due to impairment of financial investments	30.9	(32.9)	63.8	n.m.

Net interest and similar income after impairment loss	3,197	1,045.8	2,151.2	n.m.

Fee income from financial services, net	823.8	723.5	100.3	13.9%
Other income	905.6	776.7	128.9	16.6%

Total net premiums earned minus claims and benefits	(272.1)	(279.1)	7.0	(2.5)%

Total other expenses	(2,262.8)	(1,910.7)	(352.1)	18.4%

Income before translation result and income tax	2,391.6	356.3	2,035.3	n.m.
Translation result	(89.3)	(45.7)	(43.6)	95.3%
Income Tax	(502.1)	72.9	(575.0)	n.m.

Net profit for the year	1,800.2	383.5	1,416.7	n.m.

Attributable profit to:
IFS’ shareholders	1,790.2	383.2	1,406.9	n.m.
Non-controlling interest	10.0	0.3	9.7	n.m.

n.m. means not meaningful.

Our net profit was S/1,800.2 million for the year ended December 31, 2021, a more than four-fold increase as compared to 2020. The recovery in net profit was mainly driven by a significant decrease of S/2,012.4 million in impairment loss on loans and growth of S/128.9 million in other income, S/100.3 million in net fee income from financial services, and S/75.0 million in net interest and similar income. These factors were partially offset by a S/352.1 million increase in other expenses, and higher income tax.
The increase in net interest and similar income was mainly due to a higher return of the fixed income portfolio at Interseguro and lower interest and similar expenses at Inteligo. This increase was partially offset by a slight decrease in net interest and similar income at Interbank.
Impairment loss on loans, net of recoveries decreased from S/2,393.9 million as of December 31, 2020 to S/381.6 million as of December 31, 2021 mainly due to the fact that those provisions recorded as of December 31, 2020 were determined considering certain post-model adjustments to capture the high uncertainty in the retail loan portfolio caused by the COVID-19 pandemic, while those provisions recorded as of December 31, 2021 were determined in light of improved credit and payment behavior during 2021. The increase in net fee income from financial services was mainly due to higher commissions across most products and services at Interbank and higher fees at Inteligo. The increase in other income was mainly due to positive performance across all three subsidiaries mainly supported by net gain of foreign exchange transactions and on financial assets at fair value through profit or loss at Interbank.
The increase in other expenses is mainly due to higher administrative expenses, as well as higher salaries and employee benefits across all three subsidiaries. the increase in administrative expenses was mainly related to marketing and credit card expenses, and IT services at Interbank and the increase in salaries and employee benefits was associated with higher employee profit sharing at Interbank, in addition to promotions and recruitment of new employees, together with the effect of a higher foreign exchange rate in the cost base at Inteligo.
Our ROE was 19.3% in 2021, higher than the 4.5% reported in 2020, mainly due to a decrease in impairment loss on loans, net of recoveries and an increase in other income and net fee income from financial services, as well as in net interest and similar income.
Results of Operations by Segment
The following table presents an overview of certain consolidated income statement data for each of our segments for the years ended December 31, 2021 and 2020.

	Banking		Insurance		Wealth Management		Holding and eliminations		Consolidated
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020

	(S/ in millions)
Interest and similar income	3,636.8	3,836.4	803.0	655.0	154.3	163.4	11.5	10.2	4,605.6	4,665.0
Interest and similar expenses	(893.1)	(1,053.4)	(117.5)	(84.0)	(39.8)	(51.7)	(7.5)	(3.3)	(1,057.9)	(1,192.3)
Net interest and similar income	2,743.7	2,783.1	685.4	571.0	114.5	111.8	4.0	6.9	3,547.7	3,472.7
Impairment loss on loans, net of recoveries	(379.0)	(2,393.9)	—	—	(2.5)	(0.0)	—	—	(381.6)	(2,393.9)
Recovery (loss) due to impairment of financial investments	(0.5)	0.2	33.2	(33.8)	(1.6)	0.7	(0.2)	—	30.9	(32.9)
Net interest and similar income after impairment loss	2,364.2	389.3	718.6	537.2	110.3	112.5	3.9	6.9	3,197.0	1,045.8
Fee income from financial services, net	677.5	619.8	(6.8)	(6.1)	197.0	164.0	(43.8)	(54.3)	823.8	723.5
Other income(1)	552.5	444.1	234.7	201.7	136.1	106.6	(17.6)	24.4	905.6	776.7

Total net premiums earned minus claims and benefits	—	—	(272.0)	(279.1)	—	—	—	—	(272.1)	(279.1)

Total other expenses	(1,787.9)	(1,533.5)	(350.3)	(286.0)	(143.4)	(128.0)	18.8	36.9	(2,262.8)	(1,910.7)

Income (loss) before translation result and income tax	1,806.2	(80.2)	324.2	167.7	299.9	255.0	(38.8)	13.9	2,391.6	356.3
Translation result	7.2	(6.0)	(51.5)	(26.6)	(7.6)	(3.8)	(37.5)	(9.3)	(89.3)	(45.7)
Income tax	(453.2)	80.5	—	—	(8.8)	(8.0)	(40.1)	0.4	(502.1)	72.9
Net profit (loss) for the year	1,360.3	(5.7)	272.7	141.1	283.5	243.1	(116.4)	5.0	1,800.2	383.5
Attributable to:
IFS’ shareholders	1,360.3	(5.7)	272.7	141.1	283.5	243.1	(126.4)	4.7	1,790.2	383.3
Non-controlling interest	—	—	—	—	—	—	10.0	0.3	10.0	0.3
The discussion below covers each of our reported segments and corresponds to information before adjustments and eliminations for consolidation, as of and for the years ended December 31, 2021 and 2020, in accordance with IFRS.
Banking
Interbank’s net results were profit of S/1,360.3 million for the year ended December 31, 2021, compared to net loss of S/5.7 million for the year ended December 31, 2020. The main factors that contributed to this result were the 84.2% decrease in impairment loss on loans, the 24.4% increase in other income and the 9.3% increase in net fee income from financial services. These factors were partially offset by higher income tax due to the recovery in profitability and a 16.6% increase in other expenses, in addition to a 1.4% decrease in net interest and similar income.
Interbank’s ROE was 21.0% for the year ended December 31, 2021, representing a strong recovery in profitability compared to the 2.0% recorded for the year ended December 31, 2020.

Interest and Similar Income
The following table presents the components of interest and similar income for our banking segment for the years ended December 31, 2021 and 2020.

	For the year ended December 31,
	2021	2020	Change

	(S/ in millions)		(S/ in millions)%
Interest and similar income
Interest on loan portfolio	3,330.2	3,570.0	(239.9)	(6.7)%
Interest on financial investments	266.8	239.0	27.8	11.6%
Interest on due from banks and inter-bank funds	39.9	27.4	12.5	45.5%

Total	3,636.8	3,836.4	(199.6)	(5.2)%

Nominal average rate	5.3%	6.3%	—	—

Interest and similar income decreased 5.2% due to a 6.7% decrease in interest on loan portfolio, partially offset by a 45.5% increase in interest on due from banks and inter-bank funds, and 11.6% increase in interest on financial investments.
The decrease in interest on loan portfolio was mainly due to a 110 basis point decrease in the average rate, partially offset by a 6.5% increase in average volume. The lower average rate on loans, from 9.0% in 2020 to 7.9% in 2021, was due to yield reductions in all client segments partly reflecting the effects of low-return
loans offered to several commercial clients as part of the Reactiva Peru Program. In retail loans rates decreased on other consumer loans and mortgages. In the commercial portfolio, rates decreased on all types of loans. The higher average volume of loans was attributable to a 12.3% increase in commercial loans and an 0.8% increase in retail loans. In the commercial portfolio, the higher average volume was mainly due to a 14.3% increase in short and medium-term loans, attributable to disbursement of loans under the Reactiva Peru Program, as well as a 10.4% increase in trade finance loans. In the retail portfolio, average volumes grew due to a 10.9% increase in mortgages, partially offset by a 5.2% decrease in the average balance of consumer loans.
Interest due from banks and inter-bank funds increased by S/12.5 million, or 45.5%, primarily as a result of 23.8% growth in the average volume and a relatively stable nominal average rate. The increase in the average volume was explained by higher deposits at the Central Bank, partially offset by a lower average balance of inter-bank funding and reserve funds.
The increase in interest on financial investments was primarily the result of an increase in average volumes, partially offset by a 50 basis point decrease in the average yield. The increase in the average volume was mainly the result of higher average balances of sovereign bonds, CDBCR and global bonds. The decrease in the nominal average rate, from 3.3% in 2020 to 2.8% in 2021, was mainly explained by lower returns on all types of securities, especially CDBCR and corporate bonds from financial institutions.
As a result of the above, the nominal average yield on interest-earning assets decreased 100 basis points, from 6.3% for the year ended December 31, 2020 to 5.3% for the year ended December 31, 2021.
Interest and Similar Expenses
The following table presents the components of interest and similar expenses for our banking segment for the years ended December 31, 2021 and 2020.

	For the year ended December 31,
	2021	2020	Change

	(S/ in millions)		(S/ in millions)%
Interest and Similar Expenses
Interest and fees on deposits and obligations	(369.8)	(536.0)	166.2	(31.0)%
Interests on bonds, notes and other obligations	(374.6)	(344.7)	(29.8)	8.7%
Interest and fees on obligations with financial institutions and others	(148.7)	(172.6)	23.9	(13.9)%

Total	(893.1)	(1,053.4)	160.3	(15.2)%

Nominal average rate	1.5%	2.0%	—	—

Interest and similar expense decreased 15.2% mainly due to a 31.0% decrease in interest on deposits and obligations, and a 13.9% decrease in interest on due to banks and correspondents, partially offset by an 8.7% increase in interest on bonds, notes and other obligations.
Interest and fees on deposits and obligations decreased mainly due to a 50 basis point reduction in the average cost, from 1.3% in 2020 to 0.8% in 2021 due to lower interest rate environment which resulted in a decrease in rates payable on institutional, retail and commercial deposits, partially offset by 14.4% increase in average volumes across all client segments. By currency, average balances of soles-denominated deposits increased 11.1% while average dollar-denominated deposits increased 21.4%.
Interest and fees on obligations with financial institutions and others decreased from 2.4% for the year ended December 31, 2020 to 1.7% for the year ended December 31, 2021, mainly due to a 70 basis point decrease in the average cost mainly due to lower rates payable on all types of funding, especially that provided by correspondent banks abroad and inter-bank funds, partially offset by 18.5% increase in the average volume. The increase in the average volume was due to higher funding provided by the Central Bank and COFIDE.
Interest on bonds, notes and other obligations increased mainly due to 10.5% increase in the average volume, mainly attributable to a 10.6% decrease in the average foreign exchange rate for the year ended December 31, 2020.
The average cost of funds decreased 50 basis points, from 2.0% for the year ended December 31, 2020 to 1.5% for the year ended December 31, 2021, in line with the lower cost of interest-bearing liabilities.
Impairment Loss on Loans, Net of Recoveries
The following table presents the components of impairment loss on loans, net of recoveries for our banking segment for the years ended December 31, 2021 and 2020.

	For the year ended December 31,
	2021	2020	Change

	(S/ in millions)		(S/ in millions)%
Impairment loss on loans, net of recoveries	(379.0)	(2,393.9)	2,014.9	(84.2)%
Past-due loan ratio (at period end)	3.6%	3.4%	—	—
Provision expense as a percentage of average total loans	0.9%	6.1%	—	—
Coverage ratio	131.1%	181.5%	—	—
Impairment allowance for loans	2,062.1	2,984.7	—	—
Impairment loss on loans, net of recoveries decreased from S/2,393.9 million for the year ended December 31, 2020 to S/379.0 million for the year ended December 31, 2021 mainly reflecting the fact that those provisions recorded as of December 31, 2020 were determined considering certain post-model adjustments to capture the high uncertainty in the retail loan portfolio caused by the COVID-19 pandemic, while those provisions recorded as of December 31, 2021 were determined in light of improved credit and payment behavior during 2021. This decrease in impairment loss on loans was partially offset by higher provision requirements in the commercial portfolio, mainly related to loan exposures to SMEs.
Interbank’s coverage ratio decreased from 181.5% for the year ended December 31, 2020 compared to 131.1% for the year ended December 31, 2021, as a result of the aforementioned factors.

Fee Income from Financial Services, Net
The following table presents the components of fee income from financial services, net for our banking segment for the years ended December 31, 2021 and 2020.

	For the year ended December 31,
	2021	2020	Change

	(S/ in millions)		(S/ in millions)%
Income
Maintenance and mailing of accounts, transfer fees and commissions on credit and debit card	561.0	473.8	87.2	18.4%
Commissions for banking services	299.8	293.4	6.4	2.2%
Fees from indirect loans	65.0	52.5	12.5	23.7%
Collection services fees	53.2	41.3	11.9	28.8%
Others	60.4	38.3	22.2	57.9%

Total	1,039.3	899.3	140.1	15.6%

Expenses
Credit cards	(128.6)	(105.8)	(22.8)	21.6%
Debtor’s life insurance premiums	(102.8)	(101.8)	(1.1)	1.0%
Fees paid to foreign banks	(31.8)	(15.1)	(16.7)	110.3%
Others	(98.7)	(56.8)	(41.9)	73.9%

Total	(361.9)	(279.4)	(82.4)	29.5%

Net	677.5	619.8	57.6	9.3%
The S/57.6 million, or 9.3%, increase in net fee income from financial services for the year ended December 31, 2021 as compared to the year ended December 31, 2020, was mainly due to increases in commissions received across most products and services primarily attributable to the base effect of lower commissions from products and services in 2020 due to decreased business activity as a result of the
COVID-19
pandemic.
Other Income
The following table presents the components of other income for our banking segment for the years ended December 31, 2021 and 2020.

	For the year ended December 31,
	2021	2020	Change

	(S/ in millions)		(S/ in millions)%
Net gain on foreign exchange transactions	423.0	318.4	104.6	32.8%
Net gain on sale of financial investments	100.9	103.8	(2.9)	(2.8)%
Net gains on financial assets at fair value through profit or loss	(56.4)	(38.1)	(18.3)	48.1%
Other	85.0	60.0	25.0	41.6%

Other income	552.5	444.1	108.4	24.4%

Other income increased by 24.4% for the year ended December 31, 2021 as compared to the year ended December 31, 2020, mainly due to an increase in net gain on foreign exchange transactions, partially offset by lower net results on financial assets at fair value through profit or loss, both effects associated with higher currency volatility.

Other Expenses
The following table presents the components of other expenses for our banking segment for the years ended December 31, 2021 and 2020.

	For the year ended December 31,
	2021	2020	Change

	(S/ in millions)		(S/ in millions)%
Salaries and employee benefits	(618.5)	(594.4)	(24.2)	4.1%
Administrative expenses	(832.8)	(656.6)	(176.2)	26.8%
Depreciation and amortization	(245.4)	(234.5)	(11.0)	4.7%
Other	(91.2)	(48.1)	(43.1)	89.5%

Total other expenses	(1,787.9)	(1,533.5)	(254.4)	16.6%

Other expenses increased 16.6% for the year ended December 31, 2021 as compared to the year ended December 31, 2020, mainly as a result of higher administrative expenses and salaries and employee benefits. The increase in administrative expenses was mainly due to higher marketing and credit card expenses and IT services. The increase in salaries and employee benefits was due to higher employee profit sharing, which in turn was due to the increase in net profit. Investments in digital ventures also played a significant role in the increase in our other expenses.
Our efficiency ratio was 42.7% for the year ended December 31, 2021 as compared to 38.6% recorded for the year ended December 31, 2020.
Income Before Translation Result and Income Tax
Results before translation result and income tax were S/1,806.2 million for the year ended December 31, 2021, representing an improvement compared to the S/80.2 million loss recorded for the year ended December 31, 2020, for the reasons discussed above. This result was partially offset by higher income tax in our banking segment.
Insurance
Interseguro’s profit attributable to shareholders for the year ended December 31, 2021 was S/272.7 million compared to a S/141.1 million profit for the year ended December 31, 2020 mainly due to a S/114.4 million increase in net interest and similar income, primarily due to higher returns on the fixed income portfolio, a S/67.0 million recovery from prior impairment of financial investments and S/33.0 million increase in other income. These effects were partially offset by a S/64.3 million increase in other expenses, as well as a S/24.9 million decrease in translation result.
Net Interest and Similar Income
The following table presents the components of net interest and similar income for our insurance segment for the years ended December 31, 2021 and 2020.

	For the year ended December 31,
	2021	2020	Change

	(S/ in millions)		(S/ in millions)%
Interest and similar income	803.0	655.0	148.0	22.6%
Interest and similar expense	(117.5)	(84.0)	(33.5)	39.9%

Net interest and similar income	685.4	571.0	114.4	20.0%

Net interest and similar income increased 22.6% mainly due to a S/148.0 million increase in interest and similar income primarily attributable to higher return of the fixed income portfolio, which was partially offset by a S/33.5 million decrease in interest and similar expenses.

Other Income, Net
The following table presents the components of other income for our insurance segment for the years ended December 31, 2021 and 2020.

	For the year ended December 31,
	2021	2020	Change

	(S/ in millions)		(S/ in millions)%
Net gain (loss) on sale of financial investments	145.7	105.0	40.7	38.7%
Net gain (loss) on financial assets at fair value through profit or loss	0.2	39.2	(39.0)	(99.4)%
Rental income	57.4	39.5	17.9	45.4%
Net gain on investment property valuation	22.0	5.4	16.5	n.m.
Other	9.4	12.5	(3.1)	(25.0)%

Other income, net	234.7	201.7	33.0	16.4%

n.m. means not meaningful.
Other income increased S/33.0 million, mainly due to a S/40.7 million increase in net gain on sale of financial investments, a S/17.9 million increase in rental income and a S/16.5 million increase in net gain on valuation of real estate investments. These factors were partially offset by a S/39.0 million decrease in net gain on financial assets at fair value.
Recovery (Loss) due to Impairment of Financial Investments
Recovery due to impairment of financial investments was S/33.2 million as compared to a S/33.8 million loss for the year ended December 31, 2020, a S/67.0 million reversal of provisions for impairment on a fixed income investment that was downgraded in 2020 due to the
COVID-19
pandemic and was upgraded to B in the first quarter of 2021 from CCC+.
Total Net Premiums Earned Minus Claims and Benefits
The following table presents the components of total premiums earned minus claims and benefits for our insurance segment for the years ended December 31, 2021 and 2020.

	For the year ended December 31,
	2021	2020	Change

	(S/ in millions)		(S/ in millions)%
Premiums assumed	1,051.4	625.9	425.5	68.0%
Premiums ceded to reinsurers	(10.9)	(10.2)	(0.7)	6.9%
Adjustment of technical reserves	(395.3)	(100.8)	(294.5)	n.m.
Net claims and benefits incurred for life insurance contracts and others	(917.3)	(794.1)	(123.3)	15.5%

Total net premiums earned minus claims and benefits	(272.0)	(279.1)	7.0	(2.5)%

n.m. means not meaningful.
Total net premiums earned minus claims and benefits were S/272.0 million for the year ended December 31, 2021, compared to S/279.1 million for the year ended December 31, 2020. These results were primarily due to a S/424.8 million increase in net premiums, partially offset by increases of S/294.5 million in adjustment of technical reserves and S/123.3 million in net claims and benefits incurred.

Net Premiums
Net premiums represent the difference between premiums assumed and premiums ceded to reinsurers. The following table presents net premiums by business line for our insurance segment for the years ended December 31, 2021 and 2020.

	For the year ended December 31,
	2021	2020	Change

	(S/ in millions)		(S/ in millions)%
Annuities (1)	622.8	256.9	366.0	142%
Individual Life	176.5	134.5	42.0	31%
Retail Insurance	241.3	224.4	16.8	8%
Credit Life Insurance	131.5	132.9	(1.4)	(1)%
Mandatory Traffic Accident (SOAT)	51.0	45.2	5.8	13%
Card Protection	33.1	32.7	0.4	1%
Others	25.7	13.6	12.1	89%

Net Premiums (2)	1,040.6	615.8	424.8	69%

(1)	Annuities include premiums from pension-related insurance (disability and survivorship).
(2)	Temporary Private Annuities are not included as premiums assumed. Net premiums are premiums assumed net of premiums ceded.
Net premiums increased 69.0% mainly due to increases of (i) S/366.0 million in annuities primarily attributable to a market expansion of survivorship annuities, as a result of higher mortality due to the
COVID-19
pandemic, (ii) S/42.0 million in individual life primarily explained by a 28% increase in the sales force headcount and continued growth in online sales, and (iii) S/16.8 million in retail insurance premiums primarily due to SOAT recovery and increases in sales from digital products such as car insurance and travel insurance.
Adjustment of Technical Reserves
The following table presents adjustment of technical reserves by business line for our insurance segment for the years ended December 31, 2021 and 2020.

	For the year ended December 31,
	2021	2020	Change

	(S/ in millions)		(S/ in millions)%
Annuities	(301.3)	(43.3)	(257.9)	596%
Individual Life	(76.3)	(62.0)	(14.4)	23%
Retail Insurance	(17.7)	4.5	(22.2)	(493%)

Adjustment of technical reserves	(395.3)	(100.8)	(294.5)	292%

Adjustment of technical reserves increased more than three-fold mainly due to a S/257.9 million increases in annuities, S/22.2 million increase in retail insurance and S/14.4 million increase in individual life. The increase in technical reserves was mostly related to (i) increased sales, particularly for annuities, and (ii) higher technical reserves for inflation-indexed annuities due to an increase in the inflation rate.
Net Claims and Benefits Incurred for Life Insurance Contracts and Others
The following table presents net claims and benefits incurred for life insurance contracts and others by business line for our insurance segment for the year ended December 31, 2021 and 2020.

	For the year ended December 31,
	2021	2020	Change

	(S/ in millions)		(S/ in millions)%
Annuities(1)	(733.8)	(668.0)	(65.8)	10%
Individual Life	(28.2)	(15.1)	(13.1)	87%
Retail Insurance	(155.3)	(111.0)	(44.3)	40%
Credit Life Insurance	(112.4)	(78.2)	(34.2)	44%
Mandatory Traffic Accident (SOAT)	(17.9)	(13.0)	(4.9)	38%
Card Protection	(3.0)	(0.9)	(2.1)	232%
Others	(22.0)	(18.9)	(3.1)	17%

Net claims and benefits incurred (2)	(917.3)	(794.1)	(123.2)	16%

(1)	Annuities include claims from pension-related insurance (disability and survivorship).
(2)	Temporary Private Annuities are not included as benefits incurred.
Net claims and benefits incurred for life insurance contracts and others increased S/123.2 million, mostly explained by higher claims in credit life insurance related to the
COVID-19
mortality in Peru, as well as by increases of S/65.8 million in annuity benefits and S/13.1 million in individual life claims.
Other Expenses
The following table presents the components of other expenses for our insurance segment for the year ended December 31, 2021 and 2020.

	For the year ended December 31,
	2021	2020	Change

	(S/ in millions)		(S/ in millions)%
Salaries and employee benefits	(100.4)	(75.5)	(24.9)	33.0%
Administrative expenses	(64.4)	(39.5)	(24.9)	63.0%
Depreciation and amortization	(25.0)	(25.6)	0.6	(2.2)%
Expenses related to rental income	(4.4)	(2.0)	(2.4)	n.m.
Other	(156.1)	(143.4)	(12.6)	8.8%

Total other expenses	(350.3)	(286.0)	(64.3)	22.5%

n.m. means not meaningful.
Other expenses increased S/64.3 million for the year ended December 31, 2021 when compared to the year ended December 31, 2020, mainly due to a S/24.9 million increase in administrative expenses and S/24.9 million increase in salaries and employee benefits.
Wealth Management
Inteligo’s net profit was S
/
283.5 million for the year ended December 31, 2021, a 16.6% increase compared to the year ended December 31, 2020. This result was mainly attributable to 27.7% increase in other income due to strong investment results for the year, and 20.1% increase in fee income from financial services, in part supported by the effect of a higher foreign exchange results in these two revenue lines.
Inteligo’s ROE was 23.0% for the year ended December 31, 2021, lower than the 28.0% registered for the year ended December 31, 2020. This was mainly attributable to an increase in shareholders’ equity which in turn was mainly attributed to increases in accumulated results and the effect on equity of a higher foreign exchange rate due to the depreciation of the sol
against the U.S. dollar in 2021 as compared to 2020.
Interest and Similar Income
The following table presents the components of interest and similar income for our wealth management segment for the years ended December 31, 2021 and 2020.

	For the year ended December 31,
	2021	2020	Change

	(S/ in millions)		(S/ in millions)%
Interest and similar income
Interest on loan portfolios	64.4	65.3	(0.9)	(1.3)%
Interest on financial investments	84.1	91.2	(7.2)	(7.9)%
Interest due from banks and inter-bank funds	5.8	6.9	(1.0)	(15.1)%

Total	154.3	163.4	(9.1)	(5.6)%

Nominal average rate	2.9%	4.1%
Interest and similar income decreased 5.6% mainly due to a 7.9% decrease in interest on financial investments, a 1.3% decrease in interest on loan portfolios, and a 15.1% decrease in interest due from banks and inter-bank funds.
Interest on loan portfolios decreased S/0.9 million mainly due to a decrease in the average rate despite an increase in average loans outstanding. Interest on financial investments decreased S/7.2 million mainly due to lower dividends received from equity investments during 2021. Interest due from banks and inter-bank funds decreased S/1.0 million, mainly attributable to a decrease in the average rate of term deposits.
Interest and Similar Expenses
The following table presents the components of interest and similar expenses for our wealth management segment for the years ended December 31, 2021 and 2020.

	For the year ended December 31,
	2021	2020	Change

	(S/ in millions)		(S/ in millions)%
Interest and similar expenses
Interest and fees on deposits and obligations	(35.6)	(46.0)	10.3	(22.5)%
Interests on bonds, notes and other obligations	(2.4)	(2.1)	(0.4)	17.1%
Interest and fees on obligations with financial institutions and others	(1.8)	(3.6)	1.8	(51.0)%

Total	(39.8)	(51.7)	11.8	(22.9)%

Nominal average rate	1.0%	1.6%
Interest and similar expenses decreased 22.9% mainly due to decreases of 22.5% in interest and fees on deposits and obligations and 51.0% in interest and fees on obligations with financial institutions and others.
Interest and fees on deposits and obligations decreased S/10.3 million due to a decrease in the average rate as a consequence of an increase in average non-interest-bearing
deposits. Interest and fees on obligations with financial institutions and others decreased S/1.8 million due to loan amortizations during the second half of 2021. Interest on bonds, notes and other obligations increased S/0.4 million primarily as a result of the effect of a higher foreign exchange rate on Inteligo’s financial expenses related to leases as they are denominated in U.S. dollars.
Impairment Loss on Loans, Net of Recoveries
Inteligo’s loan portfolio had no delinquencies for the years ended December 31, 2021 and 2020. Inteligo’s impairment loss on loans was S/2.5 million for the year ended December 31, 2021.
Recovery (Loss) due to Impairment of Financial Investments
For the year ended December 31, 2021, Inteligo’s impairment loss on financial investments was S/1.6 million, as compared to a S/0.7 million gain for the year ended December 31, 2020.

Fee Income from Financial Services, Net
The following table presents the components of fee income from financial services, net for our wealth management segment for the years ended December 31, 2021 and 2020.

	For the year ended December 31,
	2021	2020	Change

	(S/ in millions)		(S/ in millions)%
Income
Maintenance and mailing of accounts, transfer fees and commissions on credit and debit card	1.6	1.1	0.6	50.7%
Funds management fees	186.9	152.5	34.4	22.6%
Brokerage and custody services fees	9.7	7.9	1.8	22.1%
Others	0.6	4.0	(3.4)	(84.8)%

Total	198.8	165.4	33.3	20.2%

Expenses
Brokerage and custody services	(0.9)	(0.6)	(0.4)	61.2%
Others	(0.9)	(0.9)	—	(0.5)%

Total	(1.8)	(1.5)	(0.4)	23.9%

Net	197.0	164.0	33.0	20.1%
Fee income from financial services, net for the year ended December 31, 2021 was S/197.0 million, a S/33.0 million, or 20.1%, increase compared to the year ended December 31, 2020. This increase was mainly attributable to higher fund management fees and higher brokerage fees due to increased trading volumes, triggered by higher price volatility and client appetite for investing or rebalancing portfolios.
Other Income
The following table presents the components of other income for our wealth management segment for the years ended December 31, 2021 and 2020.

	For the year ended December 31,
	2021	2020	Change

	(S/ in millions)		(S/ in millions)%
Net gain on sale of financial investments	42.1	(23.4)	65.5	n.m.
Net gain on financial assets at fair value through profit or loss	96.7	134.9	(38.2)	(28.3)%
Other	(2.7)	(5.0)	2.2	(44.9)%

Other Income	136.1	106.6	29.5	27.7%

n.m. means not meaningful.
Other income increased S/29.5 million for the year ended December 31, 2021, mainly attributable to positive mark-to-market
valuations on investments.
Other Expenses
The following table presents the components of other expenses for our wealth management segment for the years ended December 31, 2021 and 2020.

	For the year ended December 31,
	2021	2020	Change

	(S/ in millions)		(S/ in millions)%
Salaries and employee benefits	(84.1)	(75.0)	(9.0)	12.1%
Administrative expenses	(41.5)	(37.9)	(3.6)	9.6%
Depreciation and amortization	(15.0)	(14.5)	(0.5)	3.4%
Other	(2.8)	(0.6)	(2.2)	n.m.

Total Other Expenses	(143.4)	(128.0)	(15.4)	12.0%

n.m. means not meaningful.
Total other expenses increased S/15.4 million, or 12.0%, for the year ended December 31, 2021 compared to the year ended December 31, 2020, mainly due to increased salaries and employee benefits, associated with promotions and recruitment of new employees, in addition to the effect of a higher foreign exchange rate in the cost base due to the depreciation of the sol
against the U.S. dollar in 2021 as compared to 2020.
Inteligo’s efficiency ratio is calculated by dividing salaries and employee benefits plus administrative expenses plus depreciation and amortization by net interest and similar income plus net fee income from financial services plus other income. Our wealth management segment’s efficiency ratio improved from 33.3% for the year ended December 31, 2020 to 31.6% for the year ended December 31, 2021, mainly due to higher revenues, despite the slight increase in expenses.
Financial Condition as of December 31, 2020 Compared to December 31, 2019
The following table sets forth the principal components of our consolidated statement of financial position as of December 31, 2020 and December 31, 2019.

	As of December 31, 2020	As of December 31, 2019 (1)	Change

	(S/ in millions)		(S/ in millions)%
Assets
Cash, due from banks and inter-banks funds	18,783.6	11,213.9	7,569.7	67.5%
Financial investments	24,277.1	19,072.7	5,204.4	27.3%
Loans, net of unearned interest	43,504.3	38,531.6	4,972.6	12.9%
Impairment allowance for loans	(2,984.9)	(1,394.8)	(1,590.1)	114.0%
Investment property	1,044.0	972.1	71.9	7.4%
Property, furniture and equipment, net	844.4	950.9	(106.5)	(11.2)%
Intangibles and goodwill, net	1,042.6	979.3	63.3	6.5%
Other assets	1,724.9	1,236.5	488.4	39.5%

Total assets	88,236.0	71,562.3	16,673.7	23.3%

Liabilities and equity
Deposits and obligations	47,149.3	38,093.2	9,056.1	23.8%
Due to banks and correspondents and inter-bank funds	9,689.8	4,148.8	5,541.1	133.6%
Bonds, notes and other obligations	7,778.8	6,890.3	888.5	12.9%
Insurance contract liabilities	12,501.7	11,426.6	1,075.1	9.4%
Other liabilities	2,162.5	2,099.9	62.6	3.0%

Total liabilities	79,282.1	62,658.8	16,623.2	26.5%

Equity, net
Equity attributable to IFS’s shareholders	8,908.1	8,856.9	51.2	0.6%
Non-controlling interest	45.8	46.6	(0.7)	(1.6)%

Total equity, net	8,953.9	8,903.4	50.5	0.6%

Total liabilities and equity net	88,236.0	71,562.3	16,673.7	23.3%

(1)
In the consolidated financial statements as of December 31, 2020, balances related to the product “Renta Particular Plus – Vitalicio” (formerly recorded as a financial product) were reclassified to insurance accounts and the product was recognized as an insurance product. The accounting balances as of December 31, 2019, have been reclassified for comparative purposes, as described in Note 3.4(ai) to our audited annual consolidated financial statements.

Our assets were S/88.2 billion as of December 31, 2020, a 23.3% increase from S/71.6 billion as of December 31, 2019. This was mainly driven by 67.5% growth in cash, due from banks and inter-bank funds, 27.3% in financial investments, 12.9% in loans, net of unearned interest, and 39.5% in other assets.
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
Our liabilities reached S/79.3 billion as of December 31, 2020, a 26.5% increase from S/62.7 billion as of December 31, 2019. This was mainly driven by a more than two-fold
increase in due to banks and correspondents and inter-bank funds, and a 23.8% increase in deposits and obligations. Growth in due to banks and correspondents and inter-bank funds was mostly explained by higher long-term funding from the Central Bank, associated with the bank’s participation in the auctions of funds for the Reactiva Peru Program, and an increase in funding from Corporación Financiera de Desarrollo S.A. (“COFIDE”), at Interbank, while the increase in deposits and obligations was due to higher retail, commercial and institutional deposits at Interbank.
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
Results of Operations for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019
The following table sets forth the principal components of our consolidated profit for the years ended December 31, 2020 and 2019.

	For the year ended December 31,
	2020	2019 (1)	Change

	(S/ in millions)		(S/ in millions)%
Interest and similar income	4,665.0	4,847.2	(182.2)	(3.8)%
Interest and similar expenses	(1,192.3)	(1,424.0)	231.7	(16.3)%

Net interest and similar income	3,472.7	3,423.3	49.4	1.4%

Impairment loss on loans, net of recoveries	(2,393.9)	(750.8)	(1,643.1)	218.8%
Recovery (loss) due to impairment of financial investments	(32.9)	(6.8)	(26.1)	384.6%

Net interest and similar income after impairment loss	1,045.8	2,665.7	(1,619.8)	(60.8)%

Fee income from financial services, net	723.5	925.9	(202.4)	(21.9)%
Other income	776.7	592.1	184.7	31.2%

Total net premiums earned minus claims and benefits	(279.1)	(279.6)	0.6	(0.2)%

Total other expenses	(1,910.7)	(1,978.3)	67.7	(3.4)%

Income before translation result and income tax	356.3	1,925.7	(1,569.4)	(81.5)%
Translation result	(45.7)	17.8	(63.5)	(357.3)%
Income Tax	72.9	(493.3)	566.3	(114.8)%

Net profit for the year	383.5	1,450.1	(1,066.6)	(73.6)%

Attributable profit to:
IFS’ shareholders	383.2	1,441.3	(1,058.1)	(73.4)%
Non-controlling interest	0.3	8.9	(8.6)	(96.7)%

(1)
In our consolidated financial statements as of December 31, 2020, balances related to the product “Renta Particular Plus – Vitalicio” (formerly recorded as a financial product) were reclassified to insurance accounts and the product was recognized as an insurance product. The accounting balances as of December 31, 2019, have been reclassified for comparative purposes, as described in Note 3.4(ai) to our audited annual consolidated financial statements.

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

	Banking		Insurance		Wealth Management		Holding and eliminations		Consolidated
	2020	2019	2020	2019 (1)	2020	2019	2020	2019	2020	2019

	(S/ in millions)
Interest and similar income	3,836.4	4,074.0	655.0	612.5	163.4	168.0	10.2	(7.3)	4,665.0	4,847.2
Interest and similar expenses	(1,053.4)	(1,290.1)	(84.0)	(72.5)	(51.7)	(61.5)	(3.3)	0.0	(1,192.3)	(1,424.0)
Net interest and similar income	2,783.1	2,783.9	571.0	540.1	111.8	106.5	6.9	(7.3)	3,472.7	3,423.3
Impairment loss on loans, net of recoveries	(2,393.9)	(750.8)	—	—	(0.0)	(0.0)	—	—	(2,393.9)	(750.8)
Recovery (loss) due to impairment of financial investments	0.2	0.0	(33.8)	(6.2)	0.7	(0.7)	—	—	(32.9)	(6.8)
Net interest and similar income after impairment loss	389.3	2,033.2	537.2	533.9	112.5	105.8	6.9	(7.3)	1,045.8	2,665.7
Fee income from financial services, net	619.8	827.1	(6.1)	(4.0)	164.0	164.3	(54.3)	(61.5)	723.5	925.9
Other income (1)	444.1	434.3	201.7	169.0	106.6	58.4	24.4	(69.7)	776.7	592.1

Total net premiums earned minus claims and benefits	—	—	(279.1)	(279.6)	—	—	—	(0.0)	(279.1)	(279.6)

Total other expenses	(1,533.5)	(1,611.5)	(286.0)	(298.7)	(128.0)	(123.3)	36.9	55.3	(1,910.7)	(1,978.3)

Income (loss) before translation result and income tax	(80.2)	1,683.1	167.7	120.6	255.0	205.3	13.9	(83.2)	356.3	1,925.7
Translation result	(6.0)	(5.6)	(26.6)	9.8	(3.8)	1.4	(9.3)	12.1	(45.7)	17.8
Income tax	80.5	(449.0)	—	—	(8.0)	(6.4)	0.4	(38.0)	72.9	(493.3)
Net profit (loss) for the year	(5.7)	1,228.5	141.1	130.4	243.1	200.3	5.0	(109.1)	383.5	1,450.1
Attributable to:
IFS’ shareholders	(5.7)	1,228.5	141.1	130.4	243.1	200.3	4.7	(117.9)	383.3	1,441.3
Non-controlling interest	—	—	—	—	—	—	0.3	8.9	0.3	8.9

(1)
In our consolidated financial statements as of December 31, 2020, balances related to the product “Renta Particular Plus – Vitalicio” (formerly recorded as a financial product) were reclassified to insurance accounts and the product was recognized as an insurance product. The accounting balances as of December 31, 2019, have been reclassified for comparative purposes, as described in Note 3.4(ai) to our audited annual consolidated financial statements.

The discussion below covers each of our reported segments, and corresponds to information before adjustments and eliminations for consolidation, as of and for the years ended December 31, 2020 and 2019, in accordance with IFRS.
Banking
Interbank’s net results were almost break-even for the year ended December 31, 2020, with a net loss of S/5.7 million compared to profits of S/1,228.5 million for the year ended December 31, 2019. The main factors that contributed to this result were the more than three-fold increase in impairment loss on loans and the 25.1% decrease in net fee income from financial services. These results were partially offset by a positive effect on deferred income tax and a decrease of 4.8% in other expenses due to cost containment measures implemented to offset certain impacts of the
COVID-19
pandemic.

In addition, Interbank’s results in 2020 were affected by (i) a S/130.4 million decrease in interest income as a result of the initial impact of the contractual cash flows modification due to the loan rescheduling schemes offered to customers affected by the
COVID-19
pandemic, which does not consider any positive impact of the recovery between the date of initial recording and December 31, 2020; and (ii) the base effect of non-recurring
transactions in 2019 such as the gain on sale of Interfondos, Interbank’s former mutual funds subsidiary, to Inteligo for S/32.4 million after taxes; as well as the S/29.0 million after tax non-recurring
impact of the liability management transaction in 2019.
Interbank’s adjusted ROE, as presented in “Item 4. Information on the Company—Business
Overview—Non-GAAP
Financial Measures” was 21.3% in the year ended December 31, 2019. For the year ended December 31, 2020, we did not make adjustments to ROE.
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

Other income increased 2.3% for the year ended December 31, 2020 compared to the year ended December 31, 2019, mainly due to increases in net gain on sale of financial investments and in net gain of foreign exchange transactions and on financial assets at fair value through profit or loss.
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

Other expenses decreased 4.8% for the year ended December 31, 2020 compared to the year ended December 31, 2019, mainly as a result of lower salaries and employee benefits, as well as marketing and credit card expenses, all driven by cost containment measures implemented to offset the impacts of the
COVID-19
pandemic, partially offset by higher depreciation and amortization expenses.
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
Other Income, Net
The following table presents the components of other income for our insurance segment for the years ended December 31, 2020 and 2019.

	For the year ended December 31,
	2020	2019	Change

	(S/ in millions)		(S/ in millions)%
Net gain (loss) on sale of financial investments	105.0	39.2	65.8	n.m.
Net gain (loss) on financial assets at fair value through profit or loss	39.2	18.6	20.6	n.m.
Rental income	39.5	48.8	(9.3)	(19.1)%
Gain (loss) on sale of investment property	—	(7.2)	7.2	n.m.
Net gain on investment property valuation	5.4	54.5	(49.1)	(90.0)%
Other	12.5	15.0	(2.6)	(17.1)%

Other income, net	201.7	169.0	32.7	19.3%

n.m. means not meaningful.
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

	For the year ended December 31,
	2020	2019	Change

	(S/ in millions)		(S/ in millions)%
Annuities (1)	256.9	324.7	(67.8)	(20.9)%
Individual Life	134.5	131.4	3.1	2.4%
Retail Insurance	224.4	233.3	(8.9)	(3.8)%
Credit Life Insurance	132.9	130.7	2.2	1.7%
Mandatory Traffic Accident (SOAT)	45.2	40.7	4.5	11.1%
Card Protection	32.7	46.0	(13.3)	(28.9)%
Others	13.6	15.9	(2.3)	(14.8)%
Net Premiums (2)	615.8	689.4	(73.6)	(10.7)%

1)	Annuities include premiums from pension-related insurance (disability and survivorship).
(2)	Temporary Private Annuities are not included as premiums assumed. Net premiums are premiums assumed net of premiums ceded.
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

	For the year ended December 31,
	2020	2019	Change

	(S/ in millions)		(S/ in millions)%
Annuities(1)	(668.0)	(630.5)	(37.5)	5.9%
Individual Life	(15.1)	(4.9)	(10.2)	210.4%
Retail Insurance	(111.0)	(64.9)	(46.1)	71.1%
Credit Life Insurance	(78.2)	(41.5)	(36.7)	88.6%
Mandatory Traffic Accident (SOAT)	(13.0)	(17.2)	4.2	(24.5)%
Card Protection	(0.9)	(2.1)	1.2	(57.8)%
Others	(18.9)	(4.1)	(14.8)	n.m.

Net claims and benefits incurred (2)	(794.1)	(700.3)	(93.8)	13.4%

(1)	Annuities include claims from pension-related insurance (disability and survivorship).
(2)	Temporary Private Annuities are not included as benefits incurred. n.m. means not meaningful.
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
COVID-19
pandemic.
Wealth Management
Inteligo’s net profit was S
/
243.1 million for the year ended December 31, 2020, a 21.4% increase compared to the year ended December 31, 2019. The main factor that contributed to this result was an increase in other income of 82.4%, mainly due to strong investment results for the year, partially offset by slightly higher other expenses.
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

	For the year ended December 31,
	2020	2019	Change

	(S/ in millions)		(S/ in millions)%
Income
Maintenance and mailing of accounts, transfer fees and commissions on credit and debit card	1.1	2.9	(1.8)	(62.5)%
Funds management fees	152.5	149.2	3.3	2.2%
Brokerage and custody services fees	7.9	12.5	(4.6)	(36.9)%
Others	4.0	1.5	2.5	n.m.

Total	165.4	166.1	(0.7)	(0.4)%

Expenses
Brokerage and custody services	(0.6)	(1.3)	0.7	(54.8)%
Others	(0.9)	(0.5)	(0.3)	63.6%

Total	(1.5)	(1.8)	0.4	(19.6)%

Net	164.0	164.3	(0.3)	(0.2)%

n.m. means not meaningful.
Fee income from financial services, net in 2020 was S/164.0 million, relatively stable as compared to 2019, though it decreased 0.2% mainly due to a S/4.6 million decrease in brokerage and custody service fees. This decrease was mainly attributable to lower brokerage activity amid higher volatility in global markets due to the
COVID-19
pandemic.

Other Income
The following table presents the components of other income for our wealth management segment for the years ended December 31, 2020 and 2019.

	For the year ended December 31,
	2020	2019	Change

	(S/ in millions)		(S/ in millions)%
Net gain on sale of financial investments	(23.4)	42.1	(65.6)	n.m.
Net gain on financial assets at fair value through profit or loss	134.9	22.9	112.0	n.m.
Other	(5.0)	(6.6)	1.7	(25.3)%

Other Income	106.6	58.4	48.1	82.4%

n.m. means not meaningful.
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
As of December 31, 2021, our outstanding indebtedness included the following:

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
Interbank
The following table presents Interbank’s primary sources of funds as of December 31, 2021 and 2020:

	As of December 31, 2021	As of December 31, 2020	Change

	(S/ in millions)		(S/ in millions)%
Total deposits and obligations	44,966.3	44,576.8	389.5	0.9%
Due to banks and correspondents and inter-bank funds	8,112.7	9,388.1	(1,275.5)	(13.6)%
Bonds, notes and other obligations	6,939.0	6,491.9	447.1	6.9%

Total	60,018.0	60,456.9	(438.9)	(0.7)%

In our banking segment, our primary sources of funds have traditionally consisted of deposits and obligations, which amounted to S/44,966.3 million as of December 31, 2021. Interbank’s deposits include retail and commercial deposits, generated mainly through its digital channels, financial stores distribution network, and its relationships with commercial clients.
Interbank is required to maintain deposits with the Central Reserve Bank of Peru, as legal reserve, in an amount determined by the percentage of deposits and other liabilities owed to its clients. For a description of the legal reserve
(encaje)
regulations, see “Item 4. Information on the Company—Business Overview—Regulation and Supervision—Banking Regulation and Supervision—Reserve Requirements from the Central Reserve Bank of Peru”.
At times, Interbank has utilized Peru’s short-term interbank loans market to satisfy liquidity needs. The Central Reserve Bank of Peru’s discount window, which makes short-term loans to banks at premium rates, is another potential short-term funding source; although, Interbank has used it infrequently. As part of Interbank’s liquidity management, it sometimes enters into repos on Central Reserve Bank of Peru certificates of deposit, which are a cost and tax efficient source of funds in Peruvian currency.
Amounts due to banks and correspondents of Interbank (including both short and long-term amounts) decreased S/1,275.5 million, or 13.6%, to S/8,112.7 million as of December 31, 2021 from S/9,388.1 million as of December 31, 2020, as a result of a reduction in the long-term funding provided by the Central Bank and COFIDE, associated with a decrease in funds available for the Reactiva Peru Program, in addition to a decrease in long-term funds from correspondent banks abroad.
Interbank has issued senior, senior-subordinated, junior-subordinated, mortgage and leasing bonds in the Peruvian and international capital markets.
Outstanding Indebtedness of Interbank
As of December 31, 2021, Interbank’s outstanding indebtedness included the following:

•	U.S.$300.0 million aggregate principal amount of 6.625% subordinated notes due 2029 issued by Interbank on March 18, 2014.

•
U.S.$200.0 million aggregate principal amount of 3.375% senior notes due 2023 (the “2023 notes”) issued by Interbank on January 18, 2018. Interbank executed an exchange offer that resulted in a further issuance of U.S.$ 284.9 million of its 2023 notes. The total aggregate amount is U.S.$ 484.9 million as of December 31, 2021. Furthermore, the exchange did not generate a substantial change in the terms and conditions of the financial liability; therefore, no new financial obligation was recognized. The transactional costs associated with these exchanged bonds will continue to be amortized based on the new issuance schedule.

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

Additionally, as of December 31, 2021, the following represents individual amounts of local debt from a total amount of U.S.$159.8 million, which includes local subordinated bonds of S/487.3 million (U.S.$122.2 million) which qualify as second tier equity (“Tier 2”) in the determination of the regulatory capital, according to SBS, S/150 million (U.S.$37.6 million) of local corporate inflation-linked bonds at the nominal exchange rate of S/3.987 as of December 31, 2021.
These bonds do not have specific guarantees:

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

Additionally, on August 27, 2021, Interbank obtained SBS’ approval to redeem the subordinated inflation-linked notes for a nominal outstanding amount of S/110.0 million and an annual interest rate of VAC + 3.50%. Interbank issued those bonds on September 10, 2008, for 15 years. Therefore, on September 30, 2021, Interbank executed the optional redemption of the mentioned issuance, which does not have specific guarantees and, according to SBS regulation, does not generate any material impact on the Tier 2 regulatory capital.
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
Interseguro has issued subordinated bonds in the Peruvian market. As of December 31, 2021, Interseguro had S/259.2 million in bonds outstanding compared to S/235.4 million for 2020. Additionally, Interseguro works with credit lines for promissory notes and letters of guarantee. As of December 31, 2021, the outstanding balances for lines with Banco de Crédito del Peru and Interbank were U.S.$4.0 million and U.S.$28.1 million, respectively.

Inteligo
The following table presents Inteligo’s primary sources of funds as of December 31, 2021 and 2020:

	As of December 31, 2021	As of December 31, 2020	Change

	(S/ in millions)		(S/ in millions)%
Total deposits and obligations	4,171.8	2,855.5	1,316.3	46.1%
Due to banks and correspondents and inter-bank funds	183.4	300.6	(117.2)	(39.0)%

Total	4,355.3	3,156.1	1,199.2	38.0%

In our wealth management segment, the primary source of funds has consisted of deposits and obligations, which amounted to S/4,171.8 million as of December 31, 2021. Inteligo Bank’s deposits are retail deposits, from its private wealth clients. Retail deposits provide Inteligo with a low-cost,
diverse and stable source of funding. Amounts due to banks and correspondents consist of the credit facilities provided to Inteligo Bank.
Deposits and obligations increased S/1,316.3 million or 46.1% from December 31, 2020 to December 31, 2021, mainly attributable to the uncertainty generated in connection with political developments in Peru during the year, which lead to an outflow of capital from the country. Funds due to banks and correspondents decreased S/117.2 million or 39.0% from December 31, 2020 to December 31, 2021, mainly explained by the partial repayment of Inteligo Bank’s credit facility with Banque J. Safra Sarasin SA.
Outstanding Indebtedness of Inteligo
As of December 31, 2021, Inteligo’s outstanding indebtedness included the following:

•
U.S.$40 million loan under a Lombard credit facility between Inteligo Bank and Credit Suisse AG. The framework agreement for the facility includes standard clauses regarding eligible collateral, compliance with covenants and other administrative matters.

•	U.S.$6 million loan under a credit facility between Inteligo Bank and Banque J. Safra Sarasin SA. The credit agreement includes standard clauses regarding eligible collateral.
Regulatory Capital
We are not required to establish a regulatory capital for statutory purposes. However, Interbank and Interseguro are required to maintain minimum regulatory capital pursuant to guidelines issued by the SBS, and Inteligo Bank is required to maintain minimum regulatory capital pursuant to guidelines issued by the Central Bank of The Bahamas.
Interbank
As of December 31, 2021, the minimum regulatory capital as a percentage of risk-weighted assets for Interbank was 9.0% and its ratio of regulatory capital to total risk weighted assets was 15.9%, the highest among the four largest banks in Peru, according to the SBS. As of December 31, 2020, the minimum regulatory capital as a percentage of risk-weighted assets for Interbank was 10.7% and its ratio of regulatory capital to total risk weighted assets was 17.0%, the highest among the four largest banks in Peru, according to the SBS. As of December 31, 2019, the minimum regulatory capital as a percentage of risk-weighted assets for Interbank was 11.6% and its ratio of regulatory capital to total risk weighted assets was 15.2%, the highest among the four largest banks in Peru, according to the SBS. See Note 16(f) to our audited annual consolidated financial statements and “Item 4. Information on the Company—Business Overview—Regulation and Supervision” section in this Annual Report on Form
20-F
for a discussion of regulatory capital requirements applicable to Interbank.

The following tables present Interbank’s regulatory capital as of December 31, 2021, 2020 and 2019, in accordance with SBS GAAP, as required by the Peruvian Banking and Insurance Law.

	As of December 31, 2021	As of December 31, 2020	Change

	(S/ in (millions)		(S/ in millions)%
Paid-in-capital	4,961.8	4,723.4	238.4	5.0%
Legal and special reserves	1,045.9	1,019.5	26.5	2.6%
Treasury stock	(33.9)	(33.9)	—	n.m.
Earnings pending capitalization (1)	299.9	231.9	68.0	29.3%
Unrealized gains in investments available-for-sale	—	—	—	n.m.
Subordinated bonds	—	—	—	n.m.
Shares of IFS (2)	(1.5)	(1.1)	(0.4)	38.7%
Others	(10.1)	(9.0)	(1.1)	11.8%

Total Tier 1	6,262.1	5,930.7	331.4	5.6%

Subordinated bonds	2,462.1	2,393.5	68.5	2.9%
Generic allowances for loan losses	423.1	428.1	(5.0)	(1.2)%
Shares of IFS (2)	(1.5)	(1.1)	(0.4)	38.7%
Others	(10.1)	(9.0)	(1.1)	11.8%

Total Tier 2	2,873.5	2,811.5	62.0	2.2%

Total Regulatory Capital	9,135.6	8,742.1	393.5	4.5%

Risk-weighted assets	57,570.3	51,451.8	6,118.5	11.9%
Regulatory capital as a percentage of risk-weighted assets	15.9%	17.0%

(1)	Corresponds to retained earnings to be capitalized as directed by the board of directors.
(2)	Corresponds to 24,324 IFS shares held by Interbank as of December 31, 2021.
n.m. means not meaningful.

	As of December 31, 2020	As of December 31, 2019	Change

	(S/ in (millions)		(S/ in millions)%
Paid-in-capital	4,723.4	3,937.5	785.9	20. %
Legal and special reserves	1,019.5	898.5	120.9	13.5%
Treasury stock	(33.9)	(33.9)	—	n.m.
Earnings pending capitalization (1)	231.9	467.6	(235.7)	(50.4)%
Subordinated bonds	—	464.0	(464.0)	(100.0)%
Shares of IFS (2)	(1.1)	—	(1.1)	n.m.
Others	(9.0)	(11.9)	2.9	(24.0)%

Total Tier 1	5,930.7	5,721.7	209.0	3.7%

Subordinated bonds	2,393.5	1,527.1	866.4	56.7%
Generic allowances for loan losses	428.1	442.4	(14.3)	(3.2)%
Shares of IFS (2)	(1.1)	—	(1.1)	n.m.
Others	(9.0)	(11.9)	2.9	(24.0)%

Total Tier 2	2,811.5	1,957.6	853.9	43.6%

Total Regulatory Capital	8,742.1	7,679.3	1,062.8	13.8%

Risk-weighted assets	51,451.8	50,673.8	778.0	1.5%
Regulatory capital as a percentage of risk-weighted assets	17.0%	15.2%

(1)	Corresponds to retained earnings to be capitalized as directed by the board of directors.
(2)	Corresponds to 1,986,233 IFS shares held by Interbank as of December 31, 2018.
n.m. means not meaningful.

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
The following tables present Interseguro’s solvency ratio as of December 31, 2021, 2020 and 2019 in accordance with SBS GAAP as required by the Peruvian Banking and Insurance Law.

	As of December 31, 2021	As of December 31, 2020	Change

	(S/ in millions)		(S/ in millions)%
Regulatory capital	1,387.7	1,359.4	28.3	2.1%
Less:
Solvency equity (solvency margin) (1)	672.6	607.8	64.7	10.6%
Guarantee fund (2)	235.4	212.7	22.6	10.6%
Required capital	907.9	820.6	87.3	10.6%

Surplus	479.8	538.8	(59.1)	(11.0)%
Solvency Ratio (3)	152.8%	165.7%

	As of December 31, 2020	As of December 31, 2019	Change

	(S/ in millions)		(S/ in millions)%
Regulatory capital	1,359.4	1,106.6	252.8	22.8%
Less:
Solvency equity (solvency margin) (1)	607.8	567.3	40.5	7.1%
Guarantee fund (2)	212.7	198.6	14.2	7.1%
Required capital	820.6	765.9	54.7	7.1%

Surplus	538.8	340.7	198.1	58.2%
Solvency Ratio (3)	165.7%	144.5%

(1)	Corresponds to an amount determined by the level of risk and the risk profile assumed by an insurance company in Peru in accordance with SBS regulations.
(2)	Equal to 35% of solvency margin.
(3)
Solvency ratio for Interseguro is calculated in accordance with SBS guidelines. See “Item 4. Information on the Company—Business Overview—Regulation and Supervision—Insurance Regulation and Supervision—Solvency Requirements and Regulatory Capital”.

Inteligo Bank
The following tables present Inteligo Bank’s risk-weighted assets and regulatory capital as a percentage of risk-weighted assets as of December 31, 2021, 2020 and 2019, respectively.

	As of December 31, 2021	As of December 31, 2020	Change

	(U.S. $/ in millions)		(S/ in millions)%
Total eligible capital	287.2	270.7	16.5	6.1%
Total risk-weighted assets	1,177.3	953.0	224.3	23.5%

Capital ratio	24.4%	28.4%

As of December 31, 2020	As of December 31, 2019	Change

(U.S. $/ in millions)	(S/ in millions)%
Total eligible capital	270.7	238.3	32.4	13.6%
Total risk-weighted assets	953.0	964.2	(11.1)	(1.2)%

Capital ratio	28.4%	24.7%

Banking regulations on capital adequacy in The Bahamas take into account the recommendations of the Basel I Committee. The Central Bank of The Bahamas implemented Basel III requirements regarding capital adequacy in 2016. Its guidelines for the management of capital provide that Inteligo’s regulatory capital must be equal to or greater than 8.0% of its total risk-weighted assets. Risk-weighted assets are the sum of (i) the total amount of credit risk weighted assets and indirect loans, (ii) 10 times the regulatory capital allocated to cover market risk, only if the bank’s market risk position is higher than (a) 5% of the total on-
and
off-balance
sheet assets, or (b) U.S.$100 million, and (iii) 12.5 times the regulatory capital allocated to cover operational risk. As of December 31, 2021, Inteligo Bank’s ratio of regulatory capital to total risk-weighted assets was 24.4%. In November 2020, the Central Bank of The Bahamas released a draft of The Bahamas capital regulations and reforms to the guidelines for the management of capital and the calculation of capital adequacy, which ended its consultation period in January 2021 and was shared with the Bahamian government during the third quarter of 2021 for final endorsement and release. The Bahamas capital regulations include changes to the methodology for the calculation of risk-weighted assets and Tier 1 capital that could adversely impact Inteligo Bank’s capital adequacy ratio. Currently, a date has not been defined for the implementation of these regulations. In 2018, the Central Bank of The Bahamas published two discussion papers focused on minimum disclosures (Pillar III of the Basel II framework) and the net stable funding ratio and the liquidity coverage ratio (main components of Basel III), but its liquidity framework will be implemented after the completion of the capital framework.
In Peru, Inteligo SAB is regulated by the SMV, which is responsible for determining the minimum capital requirement for the companies under its supervision. As of December 31, 2021, the capital requirement for brokerage houses is the sum of (i) the minimum regulatory capital required of S/2.0 million; and (ii) the regulatory capital allocated to cover operational risks. As of December 31, 2021, Inteligo SAB held capital exceeding S/22 million.
Commitments and Contractual Obligations
We enter into various commitments and contractual obligations that may require future cash payments, respectively.
The following tables summarize our commitments and contractual obligations as of December 31, 2021 and 2020, respectively:

As of December 31, 2021	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

	(S/ in millions)
Deposits and obligations	48,258.8	335.2	42.7	261.3	48,897.9
Inter-bank funds	—	—	—	—	n.m.
Due to banks and correspondents	1,068.8	5,324.3	1,163.7	966.0	8,522.9
Bonds, notes and other obligations	249.6	2,261.4	1,895.7	3,982.9	8,389.7
Due from customers on acceptances	152.4	—	—	—	152.4
Accounts payable, provisions and other liabilities	2,242.7	—	—	—	2,242.7
Lease liabilities	46.4	61.4	29.5	97.6	234.9

Total (1)	52,018.7	7,982.4	3,131.6	5,307.8	68,440.5

As of December 31, 2020	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

	(S/ in millions)
Deposits and obligations	46,337.1	486.4	53.2	272.6	47,149.3
Inter-bank funds	29.0	—	—	—	29.0

As of December 31, 2020	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

	(S/ in millions)
Due to banks and correspondents	1,769.4	6,779.6	235.2	876.7	9,660.9
Bonds, notes and other obligations	104.1	2,309.1	—	5,365.5	7,778.8
Due from customers on acceptances	16.3	—	—	—	16.3
Accounts payable, provisions and other liabilities	1,876.4	—	—	—	1,876.4
Lease liabilities	51.1	78.4	36.2	104.0	269.8

Total (1)	50,183.3	9,653.6	324.7	6,618.8	66,780.3

(1)	For insurance contract liabilities as of December 31, 2021, see Note 14 of our audited annual consolidated financial statements.
n.m. means not meaningful.
All contractual obligations included in these tables are recognized as liabilities on our consolidated statement of financial position and represent principal payments on an undiscounted basis without including payment of future interest.
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
Off-Balance
Sheet Arrangements as of December 31, 2021 and 2020
The following table presents our consolidated
off-balance
sheet arrangements as of December 31, 2021 and 2020.

	As of December 31,
	2021	2020	Change

	(S/ in millions)		(S/ in millions)%
Contingent credits—Indirect loans
Guarantees and standby letters	4,150.1	4,445.1	(295.0)	(6.6)%
Import and export letters of credit	290.4	166.9	123.5	74.0%

	4,440.5	4,611.9	(171.5)	(3.7)%
Derivatives—Notional amounts Held for trading
Forward currency contracts—buy	3,925.5	2,317.1	1,608.3	69.4%
Forward currency contracts—sell	4,390.3	947.3	3,443.1	n.m.
Foreign currency forward contracts on currencies other than sol	316.0	396.7	(80.6)	(20.3)%
Interest rate swaps	2,969.0	4,382.5	(1,413.5)	(32.3)%
Currency swaps	4,162.3	2,520.8	1,641.6	65.1%
Cross currency swap	234.7	213.1	21.5	10.1%
Foreign currency options	1.8	22.7	(20.9)	(92.0)%
Held as hedges Cash flow hedges:
Interest rate swaps	—	—	—	n.m.
Cross currency swap	2,358.0	2,140.0	218.0	10.2%

	18,357.6	12,940.2	5,417.5	41.9%

Responsibilities under credit lines agreements	12,182.2	9,953.6	2,228.7	22.4%

Total	34,980.3	27,505.7	7,474.6	27.2%

n.m. means not meaningful.
Guarantees and standby letters decreased by S/295.0 million, or 6.6%, from S/4,445.1 million as of December 31, 2020 to S/4,150.1 million as of December 31, 2021. Import and export letters of credit increased S/123.5 million.

Foreign currency forwards, including purchase and sale agreements decreased S/80.6 million from S/396.7 million as of December 31, 2020 to S/316.0 million as of December 31, 2021. We also use derivative financial instruments as hedges. See Note 10(b) to our audited annual consolidated financial statements for derivative financial instruments valuation.
Responsibilities under credit line agreements increased S/2,228.7 million for the year ended December 31, 2021, compared to the amount registered as of December 31, 2020. These credit line agreements are cancellable at any time by Interbank.
Off-Balance
Sheet Arrangements as of December 31, 2020 and 2019
The following table presents our consolidated
off-balance
sheet arrangements as of December 31, 2020 and 2019.

	As of December 31,
	2020	2019	Change

	(S/ in millions)		(S/ in millions)%
Contingent credits—Indirect loans
Guarantees and standby letters	4,445.1	3,857.8	587.2	15.2%
Import and export letters of credit	166.9	244.1	(77.3)	(31.7)%

	4,611.9	4,102.0	510.0	12.4%
Derivatives—Notional amounts Held for trading
Forward currency contracts—buy	2,317.1	2,993.7	(676.5)	(22.6)%
Forward currency contracts—sell	947.3	5,770.5	(4,823.3)	(83.6)%
Foreign currency forward contracts on currencies other than sol	396.7	525.7	(129.1)	(24.6)%
Interest rate swaps	4,382.5	4,238.1	144.4	3.4%
Currency swaps	2,520.8	1,727.9	792.8	45.9%
Cross currency swap	213.1	195.1	18.1	9.3%
Foreign currency options	22.7	22.2	0.5	2.5%
Held as hedges Cash flow hedges:
Interest rate swaps	—	298.3	(298.3)	(100,0)%
Cross currency swap	2,140.0	1,958.6	181.4	9.3%

	12,940.2	17,730.0	(4,789.9)	(27.0)%

Responsibilities under credit lines agreements	9,953.6	10,961.5	(1,007.9)	(9.2)%

Total	27,505.7	32,793.5	(5,287.8)	(16.1)%

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
While we budget for investments across our subsidiaries, Interbank accounts for the substantial majority or our capital expenditures budget. We budget for year long periods. Interbank’s budget for capital expenditures for the next three years is approximately S/774 million. Of this budget, approximately 85.7% is related to information technology expenditures including investments in our digital platform. Some of the key technological expenditures include:

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
In our wealth management segment, Inteligo SAB and Inteligo Peru Holdings implemented a new core system ”SAP Business One” to automate back-office activities like accounting, budgeting and purchasing. Inteligo Bank has continued working on complementing its IT infrastructure and further developing of its technology platform, which will allow it to leverage its existing CRM platform and develop stronger business intelligence capabilities.

C.	Research and Development, Patents and Licenses, etc.
Not Applicable.

D.	Trend Information
As of December 31, 2021, we had total assets of S/90.0 billion (approximately U.S.$ 22.6 billion), total gross loans of S/44.7 billion (approximately U.S.$11.2 billion), total deposits and obligations of S/48.9 billion (approximately U.S.$12.3 billion) and shareholders’ equity of S/9.6 billion (approximately U.S.$2.4 billion).
Substantially all of our subsidiaries’ operations are conducted in Peru. Accordingly, our results of operations and financial condition are dependent on economic conditions, consumer spending and investment levels in Peru.
The economic impacts of the
COVID-19
pandemic were compounded by the slowdown that the Peruvian economy has experienced in recent years, which had already intensified due to several factors, including (i) a strong El Niño phenomenon, which adversely affected agricultural production, transportation services, tourism and commercial activity, and resulted in a 1.5% drop in GDP growth in 2017; (ii) corruption scandals related to the activities of certain Brazilian and Peruvian companies in the construction sector, which resulted in suspension or delay of important infrastructure projects during 2018; and (iii) political instability, as Peru has suffered a series of government institutional crises starting in 2018 due to, among other things, several corruption scandals involving prominent political figures, which have resulted in resignations and impeachment, including that of former President Pedro Pablo Kuczynski in 2018 and former President Martín Vizcarra in 2020, as well as investigations of certain members of the judicial system and the public ministry who are now facing prosecution. Despite these factors and continued political corruption scandals, the Peruvian economy continued to outperform its peer countries in 2019, supported by solid macroeconomic fundamentals and strong fiscal and monetary policies.
In 2020, Peru experienced an 11.0% GDP contraction as a result of the impact of the
COVID-19
pandemic, and in particular the impact of the lockdown and mobility restrictions implemented by the Peruvian government to contain the spread of the pandemic, which in turn resulted in (i) lower employment, (ii) postponement of investment projects, and (iii) restricted access to goods and services. As a result of the reductions in private consumption and gross fixed investment, domestic demand decreased 9.8% during the year.
At the beginning of 2021, Peru continued to struggle from the effects of the pandemic but started to recover over time as targeted lockdowns decreased and were eventually lifted and the vaccination program accelerated. The recovery was mainly driven by domestic demand-oriented sectors, improved trade terms, higher private consumption, and the base effect of such improvements as compared to 2020. Nevertheless, such improved economic landscape was negatively affected by the uncertainty that arose in the run up to the presidential and congressional elections that took place in April 2021. These political events contributed to a slowdown in GDP growth, volatility of the exchange rate and weakening of the local currency, which in turn also affected inflation. As a result of these factors, the Peruvian GDP grew 13.3% in 2021. We are continuing to manage the impact of the
COVID-19
pandemic by taking action across the various levels in the organization to provide continuity and flexibility to our clients. For more information, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Trend Information” in our annual report for the year ended December 31, 2020, filed with the SEC on April 26, 2021.
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

E.	Critical Accounting Estimates
For a summary regarding critical accounting estimates and judgments, please refer to “Item 5. Operating and Financial Review and Prospects – Operating Results—Critical accounting estimates and judgments”.

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
Board of Directors
Our board of directors consists of seven members, three of whom are independent. The business address of our board of directors is Av. Carlos Villarán 140, 5th floor Urbanización Santa Catalina, La Victoria, Lima 13, Perú. The following table sets forth certain information about our current directors.

Name	Position	Year of Birth	Year Appointed
Carlos Tomás Rodríguez Pastor Persivale	Chairman	1959	2007
Fernando Martín Zavala Lombardi	Secretary	1971	2019
Felipe Federico Roy Morris Guerinoni (1)	Treasurer	1953	2007
José Alfonso Bustamante y Bustamante (1)	Director	1941	2007
Lucía Cayetana Aljovín Gazzani	Director	1966	2019
Hugo Antonio Santa María Guzmán	Director	1963	2019
Guillermo Martinez Barros (1)	Director	1958	2019

(1)	Independent director pursuant to Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The following sets forth selected biographical information for each of the members of IFS’s board of directors.
Carlos Tomás Rodríguez-Pastor Persivale
, has served as IFS’ chairman since 2007. He also serves as Interbank’s chairman since 1995 and was Interbank’s interim Chief Executive Officer during 2010. In addition, Mr. Rodríguez-Pastor serves as Chairman of Intercorp Peru, Supermercados Peruanos, Tiendas Peruanas, Colegios Peruanos, InRetail Peru Corp. and Universidad Tecnológica del Perú, and as director of Inteligo Group Corp., Interseguro, Homecenters Peruanos, InRetail Pharma and Financiera OH! S.A., among others. Mr. Rodríguez-Pastor received a bachelor’s degree in social science from the University of California at Berkeley and a master’s degree in business administration from the Amos Tuck School of Business at Dartmouth College.
Fernando Martin Zavala Lombardi
, has served as an IFS director since his appointment on April 2019, and has been serving Interbank as director since March 2019. Mr. Zavala also serves as CEO and director of Intercorp Peru Ltd. and Chairman of InRetail Pharma and Homecenters Peruanos, and director of InRetail Peru Corp., Inteligo Group Corp., Universidad Tecnológica del Perú, Colegios Peruanos, Interseguro, Tiendas Peruanas, Supermercados Peruanos, Financiera OH! S.A., Intertítulos, Interfondos, and Inteligo Bank. He previously served as CEO in Peru and Panama of the multinational company SABmiller, as General Manager of Indecopi and has been director of several companies in Peru, and several business guilds and NGOs as well. In the public sector, he has been Prime Minister and Minister of Economy and Finance, the latest twice. Mr. Zavala received a bachelor’s degree in economics from Universidad del Pacífico in Lima, a master’s degree in business management from Universidad de Piura, and a master’s in business administration from University of Birmingham in England.
Felipe Federico Roy Morris Guerinoni
, has served as one of IFS’ directors since 2007. Mr. Morris also serves as Chairman of Interseguro and Financiera OH!, as Vice-Chairman of Interbank and as Director of Intercorp Peru and Inteligo Bank. Mr. Morris received a bachelor’s degree in economics from the Universidad del Pacífico in Lima, a master’s degree in economics from the University of Pittsburgh and a master’s degree in finance from American University.
Jos
é
Alfonso Bustamante y Bustamante
, has served as one of IFS’ and Interbank’s directors since March 2007. Mr. Bustamante is the President of the Board of Corporación Financiera de Inversiones S.A. and also serves as a director of Agrícola Cerro Prieto S.A.C., Irrigadora Cerro Prieto S.A.C. and San Miguel Industrias Pet S.A. Mr. Bustamante was President of the Board of Telefónica del Perú and Banco Santander Central Hispano, formerly known as Bancosur, and of the Asociación de Bancos del Peru – ASBANC. In the public sector, Mr. Bustamante was the Prime Minister of Peru and Minister of Industry, Tourism, Integration and International Trade Negotiations (1993-1994) and was president of COPRI and Prom Perú during the same period. Mr. Bustamante received a bachelor’s degree in agricultural engineering from the Universidad Nacional Agraria La Molina in Lima and pursued his graduate studies at the University of Michigan, Ann Arbor.
Lucía Cayetana Aljovin Gazzani
, has served as one of IFS’ directors since her appointment in April 2019 and has been serving as Interbank’s director since July 2018. She has also served as Foreign Affairs Minister, Minister of Energy and Mines and Minister of Social Inclusion. Mrs. Aljovin is the President of the National Fishing Society, Vice President of CONFIEP and Vice President of the Arbitral Tribunal of AMCHAM Perú. Previously, she was a partner at Miranda & Amado law firm, a member of the board of directors of the Lima Stock Exchange and served as director of other Peruvian companies and nonprofit organizations. Mrs. Aljovin received a degree in Law from the Pontificia Universidad Católica del Perú and a master’s degree in business administration from Universidad Adolfo Ibanez of Chile. She has also been a journalist and a professor at several Peruvian universities.
Hugo Antonio Santa María Guzmán
, has served as one of IFS’ directors since his appointment in April 2019, and has been serving as Interbank director since November 2016. Mr. Santa María is partner, manager of economic studies, and chief economist of APOYO Consultoría, where he runs the Business Advisory Service (SAE, for its acronym in Spanish). SAE is the leading economic and business (analysis) service in Peru. He is currently a member of the board of directors of Sociedad Agricola Virú S.A. and Colegios Peruanos and serves as an alternate director of InRetail Perú Corp. Previously, he was a member of the boards of Banco Santander

Peru, Grupo ACP, Compañía Minera Atacocha and the Consolidated Reserve Fund (investment fund of the Peruvian public pension system) and independent director and President of the board of Mibanco. Mr. Santa María has been a professor in graduate programs at Universidad del Pacífico, Universidad Peruana de Ciencias Aplicadas and Universidad de Piura. Mr. Santa María holds a bachelor’s degree in economics from Universidad del Pacífico and Ph.D. from Washington University in St. Louis.
Guillermo Martínez Barros
, has served as one of IFS’s directors since 2019. He has also served as a director of Interseguro since 2008. Mr. Martínez serves as director of Financiera OH! S.A., PrimAmérica S.A. in Chile and is a member of the Direction Committee of Centros de Salud Peruanos S.A.C. Mr. Martínez is also the chairman and owner of Inmobiliaria e Inversiones Siete Mares S.A. and the chairman of Scan S.A. and Ebench S.A. in Chile. Mr. Martínez received a bachelor’s degree in business administration from the Universidad Católica de Chile, a master’s degree in business administration from the University of Chicago and a master’s degree in economics from the London School of Economics.
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
Luis Felipe Castellanos López Torres
, Mr. Castellanos has served as IFS’ Chief Executive Officer since April 2013 and as Interbank’s Chief Executive Officer since January 2011. Mr. Castellanos is also one of Interseguro’s directors since his appointment in April 2019. Mr. Castellanos joined Interbank in 2006 as the Chief Executive Officer of Interfondos. He has served as Interbank’s Vice President for Retail Banking and Manager of the Mortgage and Real Estate Division. Previously, he was a Director in the investment banking division at Citigroup Global Markets in New York. Before joining Citigroup, Mr. Castellanos was responsible for the treasury department at Minera Yanacocha S.A. Mr. Castellanos received a bachelor’s degree in business administration from the Universidad del Pacífico and a master’s degree in business administration from the Amos Tuck School of Business at Dartmouth College.
Gonzalo José Basadre Brazznini
, has served as IFS’ Deputy Chief Executive Officer since April 2013. Mr. Basadre is also the General Manager/Chief Executive Officer of Interseguro since 2012. Previously, he was the Vice President of Investments (Chief Investment Officer) of Interseguro. He received a bachelor’s degree in business administration from the Universidad del Pacífico in Lima and a master’s degree of business administration from Harvard University.
Michela Casassa Ramat
, has served as IFS’ Chief Financial Officer and as Interbank’s Chief Financial Officer since September 2012. Mrs. Casassa joined Interbank in September 2011 as Head of Strategic Planning. Prior to joining Interbank, she served as Head of Strategy for Corporate and Investment Banking at Banco de Crédito del Perú in Lima and Unicredit in Munich, and Head of Strategy for the International Division of Unicredit in Milan and Istanbul. She has also worked at The Boston Consulting Group in Milan and Citibank in Lima. Mrs. Casassa holds a bachelor’s degree in business administration from the Universidad de Lima and a master’s degree in business administration with a specialization in finance from the SDA Bocconi in Milan.
Liliana Elcira Vera Villacorta
, has served as IFS’ Chief Accounting Officer since our formation. Ms. Vera served as Accounting Manager of Interbank from 2003 to 2011. From 1998 to 2002, Ms. Vera was a senior analyst at EY Peru. Ms. Vera received a degree in accounting from the Pontificia Universidad Católica del Perú and a master’s degree in business administration from INCAE Business School.

Juan Antonio Castro Molina
. Mr. Castro is Corporate Legal Vice President for Intercorp Group, and General Counsel for IFS since its incorporation. Mr. Castro also serves as member of the board of Universidad Tecnológica del Peru and other companies of the Intercorp Group. Mr. Castro was previously employed at Wilmer, Cutler, Pickering, Hale and Dorr in Washington D.C. and has also served as chief of staff to the Prime Minister of Peru (2001). Mr. Castro received a degree in law from the Pontificia Universidad Católica del Perú, a master’s of laws degree from the University of Virginia where he attended as a Fulbright scholar, a master’s degree in business administration from Universidad Adolfo Ibañez, and he has attended senior management programs at Harvard Business School and the Wharton School of Business at the University of Pennsylvania.
Ernesto Giancarlo Ferrero Merino
, was appointed IFS’ Investor Relations Officer in July 2014. Previously he served as Interbank’s Head of Financial Management since February 2012. Mr. Ferrero joined Interbank in November 2010 as Deputy Head of Corporate Finance. Prior to joining Interbank, he served as Corporate and Investment Banking Vice President at BBVA Banco Continental and General Manager at BBVA Continental Bolsa. Mr. Ferrero holds a bachelor’s degree in economics from the Universidad del Pacífico, as well as a master’s degree in business administration from the Rotterdam School of Management at Erasmus University, The Netherlands.
Katia Mercedes Lung Won
was appointed as IFS’ Chief Compliance Officer in March 2016. She also serves as Chief Compliance Officer of Interbank since 2012. Prior to joining Interbank, Ms. Lung served as Vice President Project Manager for Suntrust Bank in Miami, Florida in the International Wealth Management Division and as Vice President BSA/AML Compliance Officer for BNP Paribas Agency and the General Security Principal (Broker Dealer) for BNP Paribas Investment Services. Ms. Lung holds a bachelor’s degree in business administration from Florida International University (
Cum Laude
), and a master’s degree in business administration from Nova Southeastern University, as well as, a CP/AML FIBA and a Six Sigma Certification—Green Belt.
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
20-F.

Name	Position	Year of Birth	Year Appointed
Carlos Tomás Rodríguez Pastor Persivale	Chairman	1959	1995
Ramón José Vicente Barúa Alzamora	Director	1946	1994
José Alfonso Bustamante y Bustamante (1)	Director	1941	2007
David Fischman Kalincausky (1)	Director	1958	2003
Carlos Miguel Heeren Ramos (1)	Lead Director	1968	2015
Felipe Federico Roy Morris Guerinoni	Director	1953	2000
Lucía Cayetana Aljovín Gazzani (1)	Director	1966	2018
Hugo Antonio Santa María Guzmán (1)	Director	1963	2016
Fernando Martín Zavala Lombardi	Director	1971	2019

(1)	Independent director pursuant to Peruvian regulations.
The following sets forth selected biographical information for each of the members of Interbank’s board of directors.

Carlos Tomás Rodríguez-Pastor Persivale
, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors”.
Ramón José Vicente Barúa Alzamora
, has served as one of Interbank’s directors since 1994. In addition, Mr. Barúa serves as a director of InRetail Pharma, Supermercados Peruanos, Tiendas Peruanas, Homecenters Peruanos, Real Plaza, Universidad Tecnológica del Perú, Financiera OH! S.A., Inteligo Group and Interseguro. He has also served as director of IFS and Intercorp Perú, and until 2019, he was the Chief Executive Officer of Intercorp Perú. Mr. Barúa received a bachelor’s degree in industrial engineering from the Universidad Nacional de Ingeniería in Lima and a degree in economics from the Université Catholique de Louvain in Belgium.
José Alfonso Bustamante y Bustamante
, See “Item 6. Directors, Senior Management and Employees—Directors and senior management—General—Board of Directors”.
David Fischman Kalincausky
, has served as one of Interbank’s directors since 2003. Mr. Fischman also serves as a director of Supermercados Peruanos. Mr. Fischman received a degree in civil engineering from Georgia Tech University and a master’s degree in business administration from Boston University.
Carlos Heeren Ramos
has served as one of Interbank’s directors since 2015, appointed as Lead Director in 2020 and, as required by the SBS regulation, designated as the Director responsible to supervise the efficiency of the information security and cybersecurity system. In addition, he is CEO of UTEC (Universidad de Ingeniería y Tecnología) and Tecsup (Instituto Superior de Tecnología). He currently serves on the board of a number of companies as well as non-profit
organizations. Prior to his current role, he was a partner in the largest consulting firm in Peru, Apoyo Consultoría, where he served as the head of management consulting. Additionally, he spent 12 years as a faculty member in the Graduate School of the Universidad del Pacífico. He obtained his bachelor’s degree in economics at the Universidad del Pacífico, and obtained his master’s degree in economics from the University of Texas at Austin.
Felipe Morris Guerinoni
, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors”.
Lucía Cayetana Aljovin Gazzani
, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors”.
Hugo Antonio Santa María Guzmán
, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors”.
Fernando Martin Zavala Lombardi
, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors”.
Executive Officers
The business address of Interbank’s executive officers is Av. Carlos Villarán 140, Urbanización Santa Catalina, La Victoria, Lima 13, Perú. The following table sets forth certain information about Interbank’s executive officers as of the date of this Annual Report on Form
20-F.

Name	Position	Year of Birth	Year Appointed
Luis Felipe Castellanos López Torres	Chief Executive Officer	1970	2011
Michela Casassa Ramat	Chief Financial Officer	1973	2012
Carlos Tori Grande	Vice President of Retail Banking and Channels	1976	2021
Gabriela Prado Bustamante	Vice President of Risk Management	1970	2008
Víctor Cárcamo Palacios	Vice President of Commercial Banking	1972	2016
César Augusto Andrade Nicoli	Vice President of Operations and Technology	1971	2015
Giorgio Bernasconi Carozzi	Vice President of Capital Markets	1961	2009
Zelma Acosta-Rubio Rodríguez	Vice President of Corporate and Legal Affairs	1965	2007
Julio Del Valle Montero	Manager of Human Resources	1977	2019
Alfonso Díaz Tordoya	Vice President of Digital Delivery & Partnerships	1979	2022

Luis Felipe Castellanos López Torres
, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Executive Officers.”
Michela Casassa Ramat
, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Executive Officers.”
Carlos Tori Grande
, has served as Interbank’s Executive Vice President of Retail Banking and Channels since March 2021, after serving as Vice President of Retail Banking since December 2016 and as Vice President for Distribution Channels since February 2014. Mr. Tori joined Interbank in 2009 as Head of the Corporate Finance team. Until 2019, Mr. Tori served as a director in several companies related to Interbank, including Interfondos, and Compañía de Servicios Conexos Expressnet S.A.C. Prior to joining Interbank, Mr. Tori also worked for Citigroup and BankBoston. Prior to 2009, he served as an Investment Banking Associate at Merrill Lynch’s Financial Institutions Group. Mr. Tori received a bachelor’s degree in business administration from Texas A&M University and a master’s degree in business administration from the Amos Tuck School of Business at Dartmouth College.
Gabriela Prado Bustamante
, has served as Interbank’s Executive Vice President of Risk Management since July 2008. Previously, Ms. Prado was responsible for Interbank’s Special Asset Management Division. From 2000 to 2004, Ms. Prado served as Manager of Interbank’s Risk Management Division, which is responsible for monitoring customer performance. Prior to joining Interbank, Ms. Prado also worked for Santander’s Risk Management Division. Ms. Prado received a bachelor’s degree in business administration from the Universidad de Lima, and a graduate degree in business administration from the INCAE Business School.
Víctor Cárcamo Palacios
, has served as Interbank’s Executive Vice President for Commercial Banking since January 2016. Previously, he served as Head of Corporate Finance and Head of Medium Enterprises Banking at Interbank. He also serves as Director of Intertítulos S.A., a related company of Interbank, and La Fiduciaria S.A. (related under SBS rules). Before joining Interbank, Mr. Cárcamo was the Executive Director of Capital Markets at Banco Santander in Mexico. Mr. Cárcamo holds a bachelor’s degree in economics from the Universidad de Lima and a master’s degree in business administration from the Universidad Adolfo Ibáñez in Chile. Mr. Cárcamo also completed the General Management Program at Harvard Business School.
César Augusto Andrade Nicoli
, has served as Interbank’s Executive Vice President of Operations and Technology since May 2015. Before joining Interbank, he served as Director of Sales Strategy at LanChile, and was previously Commercial Vice President at Telefónica Peru. Mr. Andrade holds a bachelor’s degree in economics from the Universidad del Pacífico in Lima, and has a master’s degree in business administration from the Kellogg School of Management.
Giorgio Bernasconi Carozzi
, has served as Interbank’s Executive Vice President for Capital Markets since March 2009. Prior to joining Interbank, Mr. Bernasconi served as Director in Strategy and Marketing, Global Markets and Distribution for Latin America and was responsible for Latin American capital markets at BBVA Bancomer in México. From 1997 to 2006, he was the Deputy General Manager for BBVA Banco Continental. He previously served as Treasury Vice President for Citibank Lima. Mr. Bernasconi has a bachelor’s degree in administration from the Pontificia Universidad Católica del Perú.
Zelma Acosta-Rubio Rodr
í
guez
, has served as Interbank’s General Counsel and Secretary of the Board of Directors since April 2007, and Executive Vice President of Corporate and Legal Affairs since 2018. Mrs. Acosta-Rubio also serves as Chief Diversity Officer for Intercorp since 2018, as well as a director of several related companies of Interbank, including, La Fiduciaria S.A. (related under SBS rules), Intertitulos S.A. and Compañía de Servicios Conexos Expressnet S.A.C. Before joining Interbank, Mrs. Acosta-Rubio worked at Clifford Chance in London and Milbank, Tweed, Hadley & McCloy in New York. Mrs. Acosta-Rubio received a law degree from the Universidad Católica Andres Bello in Caracas, a master’s degree in comparative jurisprudence from New York University, a master’s degree in international banking law from Morin Center for Banking and Financial Law at Boston University and a master’s degree in business administration from the Management School at Universidad de Piura. Mrs. Acosta-Rubio is admitted to the New York State Bar.
Julio Del Valle Montero
, has served as Interbank’s Human Resources Manager since January 2019. Mr. Del Valle joined Interbank in 2007 and since then has led teams related to Process Transformation, Procurement and Facility Management. Previously, he worked as Senior Manager at BNSF Railway in Texas, United States. Mr. Del Valle holds a bachelor’s degree in industrial engineering from St. Mary’s University and a master’s degree in business administration from SMU Cox School of Business.

Alfonso Díaz Tordoya
, has served as Interbank’s Vice President of Digital Delivery & Partnerships since January 2022. Prior this position, he served as the Head of Digital Alliances since March 2021, after serving as Vice President of Distribution Channels since December 2016 and as Manager for the Digital Channels Division since May 2013. Mr. Diaz also serves as a director of Interfondos, a subsidiary of Inteligo. Prior to joining Interbank, Mr. Diaz worked in management consulting at A.T. Kearney and in commercial banking at Citigroup Peru. Mr. Diaz is a Licensed Industrial Engineer from Universidad de Lima and a holds a master’s degree in business administration from Harvard Business School.
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
20-F.

Name	Position	Year of Birth	Year Appointed
Felipe Morris Guerinoni	Chairman	1953	1998
Juan Carlos Vallejo Blanco	Director	1964	2012
Carlos Tomás Rodríguez Pastor Persivale	Director	1959	1998
Ramón José Vicente Barúa Alzamora	Director	1946	2000
Raúl Alberto Francisco Musso Vento (1)	Director	1954	2000
Fernando Martín Zavala Lombardi	Director	1971	2019
Luis Felipe Castellanos López Torres	Director	1970	2019
Guillermo Martínez Barros (1)	Director	1958	2008
Carlos Octavio Saco Vértiz Tudela (1)(2)	Alternate Director for Mr. Guillermo Martínez Barros	1961	2013

(1)	Independent director pursuant to Peruvian regulations.
(2)	Carlos Octavio Saco Vértiz is an alternate director.
The following sets forth selected biographical information for each of the members of Interseguro’s board of directors.
Felipe Morris Guerinoni
, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors”.
Juan Carlos Vallejo Blanco,
has served as one of Interseguro’s directors since 2012. In addition, Mr. Vallejo is Chief Executive Officer of InRetail Peru Corp., and serves as director of Supermercados Peruanos, Makro Supermayorista, InRetail Pharma, Tiendas Peruanas, Homecenters Peruanos, Quicorp, Colegios Peruanos S.A., Financiera OH! S.A. and Inmobiliaria Milenia S.A. Mr. Vallejo served as Chief Executive Officer of Interseguro from 1998 until 2012. Mr. Vallejo received a bachelor’s degree in industrial engineering from the Universidad de Chile and a master’s degree in business administration from INCAE Business School in Costa Rica.
Carlos Tomás Rodríguez Pastor Persivale
, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors.”
Ramón José Vicente Barúa Alzamora
, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Interbank–Board of Directors.”
Raul Alberto Francisco Musso Vento
, has served as one of Interseguro’s directors since 2000 and is currently the Chief Executive Officer of Industrias Electro Químicas S.A. Mr. Musso served as a director of Urbi Mercados S.A. from 1999 to 2000, as the General Manager of LP Holding S.A. from 1998-1999 and as the Vice-President of Bankers Trust Company. Mr. Musso received a bachelor’s degree in Economics from the Universidad del Pacífico and a master’s degree in economics from the University of Pittsburgh.
Fernando Martín Zavala Lombardi
, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors”.

Luis Felipe Castellanos López Torres
, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Executive Officers”
Guillermo Martínez Barros
, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors”.
Carlos Octavio Saco Vértiz Tudela
, has served as an alternate director of Interseguro’s since 2004.
Mr. Saco-Vértiz
has also served as a director of Financiera OH! S.A., Tiendas Peruanas S.A., Supermercados Peruanos S.A. and Homecenters Peruanos S.A. In addition,
Mr. Saco-Vértiz
is a Senior Partner at BBGS
Saco-Vértiz &
Landerer law firm.
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
Gonzalo José Basadre Brazzini
, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Executive Officers”.
Juan Carlos Motta Flores
, serves as Interseguro’s Vice President of Operations and Actuarial Studies since 2011. Before joining Interseguro, was the Chief Executive Officer at Penta Seguros de Vida-Penta Hipotecario in Chile for 10 years, and previously as Technical Manager at Consorcio Nacional de Seguro, also in Chile. Mr. Motta holds a bachelor’s degree in economics and a master’s degree in economics from Universidad Católica de Chile.
Patricia Maria Conterno Martinelli
, has served as Interseguro’s Vice President since 2018. In the period from 2018 to 2019, Mrs. Conterno served as Vice President of Digital Development and Analytics, and since 2020 she assumes the leadership of Mass Insurance Management, becoming Vice President of Mass Insurance, Digital and Analytics. Previously, Mrs. Conterno served as Strategy and Digital Development Manager, Bancassurance Sales Manager, and Marketing and Commercial Development Manager. Before joining Interseguro, Mrs. Conterno served as Project Manager at Expedia and as Strategy Consultant at Bain & Company in London. She holds a bachelor’s degree in economics from the Universidad del Pacífico, and a master’s degree in business administration from the Wharton School of Business at the University of Pennsylvania.
Juan Pablo Segura Vegas
, serves as Interseguro’s Vice President of Legal, Administration and Finance since 2019. Previously, Mr. Segura served as Interseguro’s Vice President of Administration and Finance from 2016 to 2017. Prior to joining Interseguro, he was the Executive Director of Corporate Planning at Estee Lauder Companies in New York. He holds a bachelor’s degree in business management from the Florida International University and a master’s degree in business management from The University of North Carolina.
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

Percy Rolando Chávez Castillo
, serves as Interseguro’s Commercial Vice President since November 2020. Before his appointment as Vice President, Mr. Chávez worked as an Annuities Division Manager of Interseguro. He has previously worked in the financial sector, as Territorial Manager of the Commercial Banking Division at Banbif and a Regional Manager for the provincial stores division at Interbank. Mr. Chávez holds a bachelor’s degree in economics from Universidad Nacional de la Plata in Argentina and a master’s degree in marketing intelligence from Escuela Superior de Gestión Comercial y Marketing in Spain.
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
Roberto Hoyle McCallum
, served as Chairman of Inteligo Group since February 2014. He also serves as Chairman of Inteligo Bank Ltd., Chairman of Instituto Cultural Peruano Norteamericano (ICPNA), Director of Inteligo Sociedad Agente de Bolsa S.A., Director of inPeru, Director of Vida Peru, former director and member of the executive committee of Cámara de Comercio de Lima, former Chairman of the Bolsa de Valores de Lima, former Chairman of inPeru and former member of the Executive Committee of FIAB (Federación Iberoamericana de Bolsas). Mr. Hoyle has over 45 years of experience in international banking. He received a bachelor’s degree in business administration and completed the Management Executive Program and the executive master’s degree in business administration of the Universidad de Piura.
Carlos Tomás Rodríguez Pastor Persivale
, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors”.
Ramón José Vicente Barúa Alzamora
, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Interbank–Board of Directors”.
Fernando Zavala Lombardi
, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors”.
Luis Felipe Castellanos
, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—General–Executive Officers.”
Reynaldo Roisenvit Grancelli
, has served as Inteligo Group’s Chief Executive Officer since February 2014. He also serves as Inteligo USA’s sole Director and Chief Executive Officer and Director of Inteligo Bank since 2003. Mr. Roisenvit is also director of the Lima Stock Exchange, member of the Investment Committee of Interseguro and member of various committees, including Corporate Governance Committees, of Inteligo Bank. He previously served as Chief Executive Officer of Inteligo SAB, Deputy Chief Executive Officer of Inteligo SAB, Chief of Research of Interfip Bolsa, Chief Executive Officer of Interfip Bolsa, Products Manager of Private Banking at Interbank and Portfolio Manager of Global Investment Advisory Group at the Compass Group, in New York. Mr. Roisenvit received a bachelor’s degree in economics from the Universidad de Lima and a master’s degree in business administration from Columbia Business School.

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
Reynaldo Roisenvit Grancelli
, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Inteligo—Board of Directors.”
Bruno Ferreccio Del Río
, serves as Inteligo Bank’s Chief Executive Officer since May 2019. Previously, he served as Inteligo SAB´s Chief Executive Officer since July 2019 until September 2021 and as Deputy Chief Executive Officer of Inteligo SAB since April 2017, and before that as Chief Commercial Officer since December 2015. In addition, he served as Inteligo’s Chief Financial Officer and as Inteligo SAB’s Financial Vice President since April 2014. Before joining Inteligo in June 2010 as Inteligo SAB’s Financial Manager and Chief of Products, Mr. Ferreccio was the Vice President of Futures and Derivates in Commodities at AAKOP LLC in New York, and Resident Engineer of HV S.A. CONTRATISTAS in Peru. He received a bachelor’s degree in civil engineering from the University of Texas, Austin, a master’s degree in business administration from the University of Michigan and completed the General Management Program at Harvard Business School.
Victor Vinatea Cámere
, has served as Inteligo’s Chief Operations Officer since 2017. Mr. Vinatea has more than 30 years of banking experience. Before joining Inteligo, Mr. Vinatea held management positions in commercial and retail banking as well as in operations at different banking institutions in Peru. He has been director of La Fiduciaria and Intertítulos. Mr. Vinatea received a degree in business administration from ESAN and holds a master’s degree in business administration in Direction from INCAE and Universidad Adolfo Ibañez and has participated in international seminars related to banking at Harvard Business School.
Gianina Gotuzzo Oliva
, has served as Inteligo SAB’s General Counsel since 2016 and Inteligo’s General Counsel since 2017. She has also served as General Counsel of InRetail Perú Corp. and Legal Counsel of Intercorp Peru from 2010 to 2016. Mrs. Gotuzzo was previously a Senior Associate of Hernández & Cía. Mrs. Gotuzzo was a professor of corporate law at Pontificia Universidad Católica del Peru for seven years, where she received her law degree in 1999. Mrs. Gotuzzo holds an LL.M. from Cornell University and was admitted to the New York Bar in 2002.
Daniel Yagui Yoshimoto
, has served as Chief Executive Officer of Inteligo SAB and Inteligo Peru Holdings S.A.C. since September 2021. He also serves as Chief Financial Officer of Inteligo since August 17, 2020. He has over sixteen years of professional experience in multinational companies, including 10 years of experience in financial departments within several industries such as financial services, retail and consumer products, and over five years of experience leading business consulting projects performed in top companies in Peru, Argentina and Colombia. Mr. Yagui holds a master’s degree in finance from Universidad Torcuato Di Tella in Argentina and a master’s degree in business administration from Universidad Adolfo Ibáñez in Chile.

B.	Compensation
Our articles of incorporation provide that our shareholders are responsible for determining the compensation to be paid to members of our board. Consistent with Peruvian law, we do not disclose to our shareholders, or otherwise make public, information regarding the compensation of our executive officers. For the year ended December 31, 2021, aggregate annual compensation to board members of IFS and subsidiaries totaled S/2.9 million. For the year ended December 31, 2021, in the aggregate, the executive officers of IFS and subsidiaries received compensation from us and our subsidiaries of S/24.8 million.
For the year ended December 31, 2021, no amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and officers. None of our directors or any of the directors of our subsidiaries have entered into any service contracts with our company or our subsidiaries providing for benefits upon termination of their employment. As of the year ended December 31, 2021, we have not adopted any executive long-term incentive plan.

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
IFS
As of December 31, 2021, IFS had no employees. However, its operations are carried out by employees from its subsidiaries and affiliates.
Interbank
As of December 31, 2021, Interbank had 6,176 employees, 2,225 work in financial stores and 3,951 work at the headquarters and in operational centers of Interbank. Of the total employees, 3,232 are dedicated to sales force. We have been optimizing our distributional channels and have reduced full time employees at financial stores. Interbank’s employees are not unionized, are not a party to any collective bargaining agreement and since Interbank’s privatization in 1994, have never been involved in a strike or work stoppage.
Interseguro
As of December 31, 2021, Interseguro had a total of 811 employees, which included officers and administrative staff, as well as sales agents and representatives. Interseguro’s employees are not unionized, are not a party to any collective bargaining agreement and have never been involved in a strike or work stoppage.
Interseguro provides its employees with benefits that exceed the requirements of Peruvian labor laws, including school allowance, specialized training programs, general health base plan and oncology plan, each covered at 100%. Interseguro also provides wellness programs for its employees, as well as a full portfolio of development, family inclusion, and social programs.
Inteligo
As of December 31, 2021, Inteligo and its subsidiaries had 336 employees, which included officers and administrative staff, as well as commercial representatives. Inteligo’s senior management is located in Peru and Panama. Inteligo’s and its subsidiaries’ employees are not unionized, are not a party to any collective bargaining agreement and have never been involved in a strike or work stoppage.

E.	Share Ownership
Except as described under “Item 7. Major Shareholders and Related Party Transactions—Major shareholders”, none of our directors or senior management beneficially owns our common shares other than two directors and two senior executives of IFS, who own a 0.03% interest in IFS.
We do not have any arrangements for involving employees in our capital, including any arrangements that involve the issue or grant of options of our shares or securities.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders
Our only outstanding equity securities are our common shares. As of December 31, 2021, IFS had issued 115,447,705 common shares, of which 71,416,726 were registered in CAVALI and 44,030,979 were registered in DTC. As of December 31, 2021, 63,559 common shares registered in CAVALI were held by 17 U.S. citizens and/or residents in the United States.
The following table sets forth certain information regarding the ownership of outstanding shares as of April 4, 2022 for the following:

•	each person or entity who is known by us to own beneficially more than 5% of our outstanding shares capital or voting rights;

•	our directors and members of our executive management group, as a group.

	Common Shares Owned
Shareholders	Number of Shares	Percentage owned
Intercorp Perú Ltd. (1)(2)	81,532,547	70.6%
Other Directors and Officers (3)	29,210	0.0%
Float	33,885,948	29.4%

Total	115,447,705	100.0%

(1)
International Financial Holdings Group Inc. (“IFH”), representing 77.3% of the voting rights of Intercorp Peru and the right to appoint the majority of the members of the board of directors of Intercorp Peru, has entered into an irrevocable proxy agreement (the “Irrevocable Proxy Agreement”) appointing Carlos Tomás Rodriguez Pastor Persivale, George Pastor and Anne Marie. See (the “Agents”) as its agents, acting by majority vote, with respect to any matters relating to IFH’s ownership interest in Intercorp Peru, including, among other matters, any Intercorp Peru’s shareholder votes that is, any votes by an Intercorp Peru Shareholder, which would include a vote by IFH as a shareholder of Intercorp Peru and separately, any decisions pertaining to the purchase or sale of shares in Intercorp Peru (and through Intercorp Peru, Intercorp Peru’s interest in IFS). The three Agents are siblings. The initial period of the Irrevocable Proxy Agreement was two years commencing June 2019 automatically renewable for six-month
periods unless otherwise terminated upon 90 days’ notice. On May 20, 2021, the Irrevocable Proxy was renewed and ratified with effectiveness as of June 12, 2021 under the same terms originally agreed, including automatic renewals for six-month
periods unless otherwise terminated upon 90 days’ notice. The renewed Irrevocable Proxy is for a two-year
period counted from June 12, 2021. As a result, the three Agents are deemed to beneficially own all of Intercorp Peru’s beneficial ownership in IFS, as well as control Intercorp Peru and IFS. As of the date of this Annual Report on Form
20-F,
the Irrevocable Proxy Agreement had not been terminated.

(2)
IFH Capital Corp. and Intercorp Capital Investments Inc. are the record holders of 9,747,706 and 9,747,707, respectively, of our common shares, or 8.44% each, and are both wholly-owned subsidiaries of Intercorp Peru and therefore Intercorp Peru beneficially owns their shares.

(3)	Excluding Carlos Tomás Rodriguez Pastor Persivale.
There have been no significant changes in the percentage ownership held by our major shareholders over the past three years.
As of December 31, 2021, IFS and its subsidiaries held 30,074 common shares in treasury stock. For more details regarding these shares, see “Item 16E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers” and Note 16(b) to our audited annual consolidated financial statements.

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
During 2019, 2020 and 2021, IFS’s directors, officers and key management had been involved, directly and indirectly, in credit transactions with certain subsidiaries of IFS, as permitted by applicable Peruvian laws and regulations that regulate and limit certain transactions with employees, directors and officers of financial entities. As of December 31, 2021, 2020 and 2019, direct loans by IFS or its subsidiaries to employees, directors, officers, and key management of IFS and its subsidiaries amounted to S/213.0 million, S/222.1 million and S/231.5 million, respectively. These loans are current and accrue interest at market rates. Payment dates vary, and may be monthly, quarterly, or at maturity. See “Item 4. Information on the Company—Business Overview—Regulation and Supervision” for information on the regulation of IFS and its subsidiaries and on the protection of deposits.
Inteligo Bank is operating pursuant to its original license, which commencing in 2020 permits a related party exposure of up to 15% of its capital, a decrease from the prior 25% maximum. As of December 31, 2021, the exposure was 5.47%.
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
IFS
Bonds in InRetail Shopping Malls.
Since September 20, 2019, IFS holds S/39.0 million in bonds of InRetail Shopping Malls. The annual interest rate for these bonds is 7.88% and they mature on July 25, 2034.
Investment in InRetail Perú Corp.
On October 13, 2021, IFS sold 2,396,920 shares that it held in InRetail Perú Corp to Intercorp Peru Ltd. The sale was performed at fair value based on market price, for an amount of US$84.1 million (equivalent to S/341.6 million). As a fair value investment through other comprehensive income, the cumulative gain on valuation was recorded in the caption “retained earnings” of our audited annual consolidated financial statements.

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
The agreed monthly rent is as follows: (i) for stores located inside the premises (Money Markets format) the rent is S/248 per square meter plus taxes, (ii) for stores located outside the premises, the rent is S/165 per square meter plus taxes, (iii) for ATMs located inside the premises, the rent is S/1,800 plus taxes and, (iv) for ATMs located outside the premises, the rent is S/1,300 plus taxes.
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
Loan Agreement between Interbank and GTP Inversionistas S.A.C.
In May 2017, Interbank and GTP Inversionistas S.A.C. an affiliate, pursuant to the criteria of the SBS, entered into a loan agreement under which Interbank disbursed to the latter U.S.$32.6 million for the indirect acquisition of 24.95% of the capital stock of Universidad Tecnológica del Perú S.A.C. (“UTP”). The loan was granted for a term of five years to be repaid in five annual payments with an effective annual interest rate of 7.875%. The collateral granted consisted on a pledge agreement of 24.95% of the capital stock of UTP. In May 2020, the loan agreement was amended, increasing the remaining term to seven years. As of December 31, 2021, the total outstanding debt under such loan agreements amounts to U.S.$19.8 million.
Lease Agreements with Supermercados Peruanos
Interbank and Supermercados Peruanos, a subsidiary of Intercorp, have entered into several lease agreements whereby Interbank leased real estate property, machinery and equipment to Supermercados Peruanos. These lease agreements are amended from time to time, most recently in March 2021. As of December 31, 2021, the outstanding debt under such lease agreements amounts to S/101.9 million.
Loan Agreement with Supermercados Peruanos
On September 27, 2018, Interbank and Supermercados Peruanos entered into a medium-term loan agreement under which Interbank granted a loan for up to S/95 million to be paid in 28 installments at a monthly interest rate of 5.85%. In October 2019, the loan agreement was amended increasing its amount to S/198 million. In March 2021, the interest rate was reduced to 3.99% to be paid on a quarterly basis and the due date was extended to February 2026. As of December 31, 2021, the outstanding debt under such loan agreement amounts to S/198.0 million.
In addition, as of December 31, 2021, the outstanding short-term debt of Supermercados amounts to S/50.1, including factoring and credit cards.
Lease Agreements with Homecenters Peruanos (“HPSA”)
Interbank and HPSA, a subsidiary of Intercorp, have entered into several lease agreements whereby Interbank leased machinery and equipment to HPSA. As of December 31, 2021, the total outstanding debt under such lease agreements amounts to S/50.1 million.
Loan Agreements with HPSA
In November 2019, Interbank and HPSA, a subsidiary of Intercorp, entered into a term loan agreement for S/25 million at annual interest rate of 5.30%. As of December 31, 2021, the loan had been fully disbursed and the total outstanding debt under such loan agreement amounts to S/21.2 million.
Loan Agreement with InRetail Pharma
Interbank and InRetail Pharma, a subsidiary of Intercorp, have entered into a syndicated secured loan agreement for up to S/161.9 million due on April 2025. The collateral granted consisted of mortgage over real estate properties and guarantees (
fianzas solidarias
) granted by several of its subsidiaries. In May 2021, the loan agreement was refinanced by a new syndicated secured loan agreement for up to S/220 million due on March 2026. As of December 31, 2021, the total outstanding debt under such loan agreement amounts to S/220 million at an interest rate of 3.75%.

Loan Agreement with UTP
In September 2018, Interbank and UTP, a subsidiary of Intercorp, entered into a loan agreement under which Interbank disbursed to the latter S/80.0 million at an interest rate of 6.9%. The loan was granted for a term of seven years, which included a two year grace period. The collateral consisted of a mortgage over real estate properties and assignment of surface rights. In September 2020, as a result of the result of the spin-off
of UTP and IDAT, the loan was split and assigned as follows: S/62.0 million to UTP and S/18.0 million to IDAT. In April 2021, UTP’s loan agreement was amended in order to reduce the interest rate to 4.15% and to extend the term for six years, including one year of grace period, as of April 2021. As of December 31, 2021, the aggregate amount outstanding under the loan agreement with UTP amounted to S/56.7 million, excluding interest.
Loan Agreement with La Tinka
In December 2021, Interbank and La Tinka, a subsidiary of Intercorp, entered into a term loan agreement for up to S/66.5 million due on November 2023 to be paid in eight quarterly installments at a monthly interest rate of 4.88%. With this credit, La Tinka cancelled the debt that its Holding NG Entertainment owed Interbank. The collateral granted consisted of mortgage over one real estate property. As of December 31, 2021, the total outstanding debt under such loan agreement amounts to S/66.5 million, excluding interest.
Interseguro
Agreements with Colegios Peruanos S.A. (“CPSA”)
In September 2016, Interseguro and CPSA, a subsidiary of Intercorp, signed a usufruct agreement for a period of 20 years, according to which Interseguro granted in usufruct the property located in Trujillo, Peru in favor of CPSA, in order for CPSA to operate a school under the commercial name of “Innova School”. Interseguro constructed the building in four stages all of which were completed in 2019. Currently, CPSA pays Interseguro a monthly rent which amounts to S/104,171 before taxes, adjusted annually by 3% plus 9.1% on the total investment accumulated on the date incurred by Interseguro on the property. Due to
COVID-19,
payment of the monthly rent for the period between March 2020 and June 2021 was renegotiated such that CPSA paid a percentage of the monthly amount, with the remaining balance for each such month to be paid in a period of 18 months. In addition, the payment of the monthly rent in the period between July 2021 and June 2022 was renegotiated such that CPSA will pay a percentage of the monthly amount without affecting the 2020 agreement.
In October 2017, Interseguro and CPSA signed a usufruct agreement for a period of 25 years, according to which Interseguro leased the property located in Cusco, Peru, in order to operate a school under the commercial name of “Innova School”. Interseguro constructed the building, which was completed in January 2018. In April 2018, CPSA began paying Interseguro a monthly rent. The current rent amounts to S/180,690 before taxes, adjusted annually by 3% plus 9.3% on the total investment accumulated on the date incurred by Interseguro on the property. Due to
COVID-19,
in the period between March 2020 and June 2021, the payment of the monthly rent was renegotiated such that CPSA paid a percentage of the monthly amount, with the remaining balance for each such month in 2020 to be paid in a period of 18 months. In addition, the payment of the monthly rent in the period between July 2021 and June 2022 was renegotiated such that CPSA will pay a percentage of the monthly amount without affecting the 2020 agreement.
In June 2008, Interseguro bought a certificate of participation in the trust Patrimonio en Fideicomiso D.S
093-2002-EF
Interproperties Perú (“Interproperties”), which is managed by Internacional de Titulos Sociedad Titulizadora S.A. (“Intertitulos”), corresponding to a real estate project that was developed in a property located in Ate, Lima, Peru. Also, in October 2012, Interproperties and CPSA signed a surface right agreement, according to which Interproperties granted this property in surface right, in order to operate a school under the commercial name of “Innova Schools”. As of December 31, 2021, the outstanding amount to be collected by Interseguro from CPSA increased to S/6.7 million.

Agreements with HPSA
In November 2012, HPSA, a subsidiary of Intercorp, and Hebraica Asociación Cultural Deportiva y Social (“Hebraica”) signed a surface right agreement according to which Hebraica granted a surface right in favor of HPSA over the commercial space located in Ate, Lima. In October 2015, HPSA assigned its contractual position to Interseguro. In April 2016, Interseguro and HPSA entered into a
30-year
usufruct agreement, according to which HPSA was granted in usufruct the property, in order to operate a home improvement store under the commercial name of “Promart”. The monthly lease payment under agreement since January 2017, is comprised of a payment of S/164,744 before taxes, adjusted annually by 3%, and the payment made by Interseguro to Hebraica for the surface right agreement that both parties signed in October 2015. The current monthly rent amounts to S/233,393 before taxes.
In July 2017, HPSA and Interseguro signed a surface right agreement according to which HPSA granted a surface right in favor of Interseguro over the commercial space located in Ica, Perú. In addition, in July 2017, Interseguro and HPSA signed a usufruct agreement for a period of 30 years, according to which Interseguro granted in usufruct the property located in Ica, Perú, in order to operate a home improvement store under the commercial name of “Promart”. Interseguro constructed the building, and works finished in December 2018. Currently, Homecenters Peruanos pays Interseguro monthly rent equivalent to (i) 9.4% of the total investment accumulated on the date incurred by Interseguro on the property before taxes which is adjusted annually by 3%, and (ii) S/98,889 plus corresponding VAT, adjusted annually by 3%. The current monthly rent amounts to S/252,435 before taxes.
In October 2015, Interseguro contributed in trust the property located in Talara, Piura, Peru in favor of Interproperties, which is managed by Intertitulos. Accordingly, Intertitulos issued in favor of Interseguro a certificate of participation representing 100% of the property ownership. In addition, in October 2015, Interproperties Perú and HPSA signed a usufruct agreement for a period of 30 years, according to which Interproperties granted in usufruct this property, in order to operate a home improvement store under the commercial name of “Promart”. As of December 31, 2021, the fair value of the property amounts to S/32.6 million. In February 2021, Interproperties returned the property in favor of Interseguro, cancelling the certificate of participation for the amount of S/40.2 million, which represented Interseguro’s contribution to the trust assets. The current monthly rent amounts to S/122,874 before taxes.
Agreements with UTP
In June 2018, Interseguro and UTP signed a usufruct agreement for a period of 30 years, according to which Interseguro granted in usufruct to UTP the property located in Ate, Lima, Peru, for it to operate a university campus under the commercial name of “UTP”. The annual rent is equivalent to 8.5% of the total investment before taxes which is adjusted annually according to CPI variation. This annual rent will be paid to Interseguro in four quarterly installments. The current quarterly rent amounts to S/1,751,082 before taxes. Due to
COVID-19,
in 2020, payment of the monthly rent was renegotiated such that UTP will pay a percentage of the monthly amount, with the remaining balance for each such month in 2020 to be paid in a period of 12 months. In 2021, the outstanding balance of unpaid rent during 2020 was fully paid by UTP.
In November 2019, Interseguro and UTP signed an usufruct agreement for a period of 30 years, according to which Interseguro granted in usufruct to UTP the property located in Nuevo Chimbote, Ancash, Peru, for it to operate a university campus under the commercial name of “UTP”. Interseguro finished constructing the building in the last quarter of 2020, and commencing in 2021, UTP will pay an annual rent to Interseguro in four quarterly installments, ascending to S/933,437 before taxes, adjusted annually according to CPI variation.
In April 2020, Interseguro and UTP signed a usufruct agreement for a period of 30 years, pursuant to which Interseguro granted in usufruct to UTP the property located in Piura, Peru, for it to operate a university campus under the commercial name of “UTP”. Since March 2021, the UTP building in Piura (which is about 97% finished) has been operating. UTP agreed to pay to Interseguro a quarterly rent ascending to S/1,652,676 before taxes, adjusted annually according to CPI variation.
Agreements with Supermercados Peruanos
In October 2015, Interseguro contributed in trust the property located in Talara, Piura, Peru in favor of Interproperties, which is managed by Intertitulos. Accordingly, Intertitulos issued in favor of Interseguro a certificate of participation representing 100% of the property ownership. In addition, in January 2016, Interproperties and Supermercados Peruanos signed a usufruct agreement for a period of 30 years, according to which Interproperties granted in usufruct to Supermercados Peruanos this property, for it to operate a home improvement store under the commercial name of “Plaza Vea”. As of December 31, 2021, the fair value of the property amounts to S/32.6 million. In February 2021, Interproperties returned the property in favor of Interseguro, cancelling the certificate of participation for the amount of S/40.2 million, which represented Interseguro’s contribution to the trust assets. The current monthly rent amounts to S/140,989 before taxes.

C.	Interests of Experts and Counsel
Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information
See “Item 17. Financial Statements.”
Legal Proceedings
IFS is not involved in any legal or arbitration proceedings which could have a material adverse effect on its financial position.
Interbank is involved in a number of legal proceedings in the ordinary course of its banking activities. Interbank is also a party to a number of legal proceedings related to labor disputes with former employees and tax disputes with the tax authority. For more information on the tax disputes, see Note 17 to our audited annual consolidated financial statements appearing elsewhere in this Annual Report on Form
20-F.
Interseguro is routinely involved in legal or arbitration proceedings with respect to liabilities that are the subject of policy claims. These liabilities are taken into account in setting Interseguro’s technical reserves.
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
On March 6, 2017, the U.S. Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) dismissed the lawsuit filed by Irving Picard. On February 25, 2019, the U.S. Court of Appeals for the Second Circuit (the “Second Circuit”) issued a decision reversing that dismissal. On May 2, 2019, the Second Circuit granted a motion filed by defendants, including Inteligo Bank, to stay issuance of its mandate in the appeal pending the U.S. Supreme Court’s decision on the defendants’ petition for certiorari. On August 30, 2019, Inteligo Bank, together with other defendants, filed a joint petition for certiorari, seeking U.S. Supreme Court review of the Second Circuit’s decision. On June 1, 2020, the U.S. Supreme Court denied the petition for certiorari, and the Second Circuit issued a mandate remanding these matters to the Bankruptcy Court for further proceedings.
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

On February 25, 2021, the Bankruptcy Court entered an order dismissing the remaining claims against Inteligo Bank for the reasons set forth in its December 14, 2020 decision, and directing that judgment be entered for Inteligo Bank in the action. On March 8, 2021, the Bankruptcy Court entered a final judgment in the liquidators’ lawsuit against Inteligo Bank, which dismissed the proceedings with prejudice. On March 29, 2021, the liquidators filed a notice of appeal in their lawsuit against Inteligo Bank, reflecting their intention to challenge the Bankruptcy Court’s dismissal of the case. On or around the same date, the liquidators filed equivalent notices of appeal in the many other actions in which claims had been dismissed pursuant to the December 14, 2020 decision. The liquidators filed their opening brief in these appeals on July 21, 2021. The defendants’ joint opposition brief was filed on October 19, 2021, and the liquidators’ reply brief was filed on December 3, 2021.
Dividends and Dividends Policy
We are a holding company and, as such, our ability to pay dividends is subject to the ability of our subsidiaries to pay dividends to us.
Our annual dividend is proposed by our board of directors and approved at our annual ordinary meeting of shareholders, in accordance with our dividend policy which for year 2021 consists of distributing to shareholders at least 20% of any profit earned for the relevant year, subject to regulatory capitalization requirements and our financial condition. Dividends are paid to shareholders who held common shares as of the record date preceding the date set for payment of the dividend. The shares go ex-dividend
two business days prior to the record date. Dividends are declared and paid in U.S. dollars.
IFS’s ordinary dividends for the fiscal years ended December 31, 2021, 2020 and 2019 were U.S.$202.0 million (S/751.5 million), U.S.$88.9 million (S/332.1 million) and U.S.$202 million (S/698.2 million), and will be or were paid in May of 2022, 2021, and 2020, respectively. Dividend per share amounted to U.S.$1.75, U.S.$0.77 and U.S.$1.75 for fiscal years 2021, 2020 and 2019, respectively. Moreover, an extraordinary dividend per share in circulation of U.S.$0.65 was paid in December 2021, resulting in a total of U.S.$75,037,758.25 distributed by IFS.
Interbank
Interbank’s dividends are proposed annually by its board of directors and are subject to approval by the general shareholders’ meeting. The 2019 dividend policy established that Interbank will pay dividends of at least twenty percent of its net profits in 2019, 2020 and 2021. However, on November 10, 2020, the shareholder’s meeting amended the dividend policy as follows: At least 20% of the distributable profits of Interbank recorded in the fiscal year will be distributed among the shareholders, provided that the following rules are observed: (a) the profit capitalization commitment agreements adopted by the general shareholders’ meeting or by the board of directors (as delegated by the shareholders’ meeting), are not affected, (b) both the legal requirements applicable to Interbank and its appetite for equity growth are satisfied, in accordance with the board of directors’ proposal, and (c) the board of directors deems such distribution to be advisable based on the economic and financial conditions of Interbank and the business environment. In accordance with the foregoing, if during any year any of the aforementioned rules is not satisfied, the general shareholders’ meeting may agree to distribute a lower percentage of dividends than indicated or decide not to distribute dividends for such year. Any dividends would be distributed within sixty calendar days following their declaration and approval at the general shareholders’ meeting. For the fiscal year ended 2021, Interbank declared and distributed as dividends approximately 56% of its distributable income (net income minus the required legal reserves which may be up to 10% of net profit). For the fiscal year ended 2020, Interbank did not distribute dividends as the general shareholders’ meeting agreed to capitalize all distributable income (net income minus the required legal reserves which may be up to 10% of net profit). For the fiscal year ended 2019, Interbank declared and distributed as dividends approximately 28%, of its distributable income (net income minus the required legal reserves which may be up to 10% of net profit).
Dividends are declared based on Interbank’s financial statements prepared under SBS GAAP. The following table shows Interbank’s distribution of net profit for the three fiscal years ended December 31, 2021, 2020 and 2019 under SBS GAAP.

	For the fiscal years ended December 31,
	2021	2020	2019

	(S/ in millions)
Net profit	1,200.5	264.9	1,221.5
Reserves	120.0	26.5	120.9
Capitalized earnings	480.2	238.4	785.9
Dividends	600.2	—	302.3

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
The following table shows Interseguro’s distribution of net profit for the three fiscal years ended December 31, 2021, 2020 and 2019 under SBS GAAP.

	For the fiscal years ended December 31,
	2021	2020	2019

	(S/ in millions)
Net profit	303.6	256.6	435.9
Reserves	17.5	22.0	16.9
Capitalized earnings (1)	84.2	63.0	48.1
Dividends	201.9	200.0	200.0

(1)	Includes capitalization of earnings net of accumulated losses.
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
The following table shows Inteligo Bank’s distribution of net profit and dividends for the three fiscal years ended December 31, 2021, 2020 and 2019 under IFRS.

	For the fiscal years ended December 31,
	2021	2020	2019

	(S/ in millions)
Net profit	277.6	250.2	193.9
Dividends	209.3	137.6	99.4
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
As of December 31, 2021, there were 264 companies listed on the Lima Stock Exchange. Established in 1970, the Lima Stock Exchange is Peru’s only securities exchange.
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
Substantially all of the transactions on the Lima Stock Exchange are traded on the electronic system. Transactions during the electronic sessions are executed through brokerage firms and stockbrokers on behalf of their clients. The orders must specify the type of security as well as the amount and price of the proposed sale or purchase. The exchange is authorized to halt the trading of certain securities or the whole market, under certain circumstances, for example, when a significant fluctuation occurs with the price of a security, without apparent justification. In this case, the exchange may impose a 15 minutes halt, which may be extended depending on the nature of the event.
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
Certain information regarding trading on the Lima Stock Exchange is set forth in the table below:

	(S/ in millions)
	2017	2018	2019	2020	2021
Market capitalization (1)	526,354	479,301	537,308	599,007	591,734
Volume	29,123	20,208	18,127	19,938	21,766
Average daily trading volume	117	81	72	79	87
Source: Bolsa de Valores de Lima Annual Reports

(1)	End-of-period figures for trading on the Lima Stock Exchange.

D.	Selling Shareholders
Not Applicable.

E.	Dilution
Not Applicable.

F.	Expenses of the Issue
Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital
As of December 31, 2021, our authorized capital consists of 150,000,000 common shares, and our issued capital stock consists of 115,447,705 outstanding common shares, with no par value. All of our common shares are fully paid and
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
Irrevocable Proxy Agreement
On June 12, 2019, International Financial Holdings Group Inc. (“IFH”), representing 77.3% of the voting rights of Intercorp Peru and the right to appoint the majority of the members of the board of directors of Intercorp Peru, entered into an irrevocable proxy agreement (the “Irrevocable Proxy Agreement”) appointing Carlos Tomás Rodriguez Pastor Persivale, George Pastor and Anne Marie See (the “Agents”) as its agents, acting by majority vote, with respect to any matters relating to IFH’s ownership interest in Intercorp Peru, including, among other matters, any Intercorp Peru’s shareholder votes that is, any votes by an Intercorp Peru Shareholder, which would include a vote by IFH as a shareholder of Intercorp Peru and separately, any decisions pertaining to the purchase or sale of shares in Intercorp Peru (and through Intercorp Peru, Intercorp Peru’s interest in IFS). The three Agents are siblings. The initial period of the Irrevocable Proxy Agreement was two years commencing in June 2019, automatically renewable for six-month
periods unless otherwise terminated upon 90 days’ notice. On May 20, 2021, the Irrevocable Proxy was renewed and ratified with effectiveness as of June 12, 2021 under the same terms originally agreed, including automatic renewals for six-month
periods unless otherwise terminated upon 90 days’ notice. The renewed Irrevocable Proxy is for a two-year
period counted from June 12, 2021. As of the date of this Annual Report on Form
20-F,
the Irrevocable Proxy Agreement had not been terminated. “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”
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
The Peruvian
sol
is freely traded in the exchange market. Current Peruvian regulations on foreign investment allow foreign equity holders of Peruvian companies to receive and repatriate 100% of the cash dividends distributed by these companies, except for restrictions applicable to companies that have been convicted or have admitted to and/or acknowledged committing crimes against the Peruvian public administration or money laundering or committing equivalent crimes, as set forth in Law No. 30737 (A law that ensures the immediate payment of the compensation to the State in cases of corruption and other crimes), which restricts the transfer of both local and foreign currency abroad.
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
We are company incorporated under the laws of Panama, accordingly, dividends paid on our common shares will not be subject to a Peruvian withholding.

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
An indirect transfer of Peruvian shares also takes place in the transfer of the shares of a non-Peruvian
entity that owns, directly or indirectly, shares of a Peruvian company provided the aggregate amount of the Peruvian shares being indirectly transferred by the transferor and its related parties in any
12-month
period reaches or exceeds 40,000 Tax Units (the applicable Tax Unit for fiscal year 2021 was S/4,400 and for fiscal year 2022 is S/4,600). This new rule is effective as from January 1, 2019 and applies irrespective if conditions (i) and (ii) abovementioned are not met.
A 5% preferential rate would be applicable if (i) such shares are registered with the SMV; and (ii) such sale is performed through trading sessions (
rueda de bolsa
) of the Lima Stock Exchange.
A further tax exemption would be applicable provided (i) such shares are registered with the SMV; (ii) such sale is performed through trading sessions (
rueda de bolsa
) of the Lima Stock Exchange, (iii) such shares have a stock market presence as of the transfer date (ensuring share liquidity and continuous price quotations); and (iv) the transferor and its related parties have not transferred 10% or more of the aggregate shares issued by the foreign parent company in any
12-month
period. This tax exemption is set to expire in its entirety on December 31, 2022.
Value added tax
Dividends resulting from the shares issued by our Peruvian subsidiaries are not subject to Peruvian Value Added Tax (
Impuesto General a las Ventas
, or “VAT”).
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
Moreover, as discussed below under “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Companies,” we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2021 and current taxable years, and we do not anticipate becoming a PFIC in the future. However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules and our continued qualification for an exception to the PFIC rules for certain foreign banks and insurance companies.
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
Any gain or loss realized by a U.S. Holder on such a sale, exchange or other taxable disposition of our common shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. If any
non-U.S.
income tax is withheld on such sale, exchange or other taxable disposition, a U.S. Holder may not be able to claim a foreign tax credit for such
non-U.S.
tax. However, pursuant to recently issued U.S. Treasury regulations that apply to taxes paid or accrued in taxable years beginning December 28, 2021, any such Peruvian, Panamanian or other foreign income tax would generally not be eligible for a foreign tax credit unless the U.S. Holder elects benefits under an applicable income tax treaty between the United States and the foreign country imposing the tax. Alternatively, the U.S. Holder may take a deduction for any otherwise creditable tax in computing taxable income for U.S. federal income tax purposes, provided that the U.S. Holder elects to deduct all foreign taxes paid or accrued for the taxable year. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit limitation rules to their investment in, and disposition of, our common shares.
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
http://www.sec.gov
. Additional reports and information about us can be downloaded at the SEC’s website.

I.	Subsidiary Information
Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
For quantitative and qualitative information related to market risk, in addition to the information presented below, see Note 30.2 to our audited consolidated financial statements as of and for the year ended December 31, 2021, 2020 and 2019, appearing elsewhere in this Annual Report on Form
20-F.

RISK MANAGEMENT
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
Banking Segment
Main Types of Risks
The main types of risk inherent in Interbank’s businesses are credit, market, liquidity and operational risk.

•	Credit risk : probability of loss due to inability or lack of willingness to pay by debtors, counterparts or third parties bound by contractual obligations.

•
Market risk
: probability of loss in positions on and
off-balance
sheets derived from variations in market conditions. It generally includes the following risk types: exchange rates, interest rates and prices.

•	Liquidity risk : potential inability to meet contractual and contingent obligations, both on- or off-balance sheet, as they come due.

•	Operational risk : probability of loss due to inadequate processes, personnel and information technology failures, or external events.
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
These tools are continuously monitored and periodically validated to ensure that appropriate levels of prediction and performance are being maintained and to take corrective action or adjust to the models when needed.
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

Interbank also uses different models and rating tools for each type of client and/or product. Interbank constantly monitors and reviews these tools to ensure that adequate levels of prediction and performance are maintained and if necessary, to adjust or take corrective measures.
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
Commercial Banking
The following table presents the approval levels required for commercial loan applications at Interbank.

Approval requirement	Amount	Executive required to be present at committee meeting	Minimum quorum
Interbank related companies credit committee	Any transaction with related companies	Two Directors	3

Director credit committee	According to business segment and statistical rating situation Corporate Banking	Two Directors and CEO	3

	-With updated statistical rating AAA-A greater than U.S.$50,000,000 BBB-B greater than U.S.$40,000,000 CCC-C greater than U.S.$30,000,000

	-Without statistical rating updated Greater than U.S.$30,000,000 Medium-sized Banking, Institutional Banking and Real Estate Business Greater than U.S.$30,000,000

Central credit committee	According to business segment and statistical rating situation Corporate Banking	CEO and VP of Risk Management	3

	-With statistical rating updated AAA-A up to

	U.S.$50,000,000 BBB-B up to U.S.$40,000,000

Approval requirement	Amount	Executive required to be present at committee meeting	Minimum quorum
	CCC-C up to U.S.$30,000,000

	-Without statistical rating updated Up to

	U.S.$30,000,000

	Medium-sized Banking, Institutional Banking and Real Estate Business Up to U.S.$30,000,000

Executive credit committee	According to business segment and statistical rating situation Corporate Banking	VP of Risk Management, VP Business and Other VP	3

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
To rate credit risk within the commercial portfolio, Interbank uses a credit risk management system, the Statistical Rating System. This system measures credit risk by classifying companies based on their expected default probability, without considering the facility’s amount, loan conditions or collateral. The Statistical Rating System is supported by a statistical model that predicts default probability from historical default data, based on the company’s qualitative information, financial performance and internal and external credit behavior. Currently, the system is designed to rate companies from our commercial banking business line with at least S/3.0 million in annual sales.
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
The
Non-Performing
Assets Monitoring System monitors the status of
non-performing
loans and defines categories and related strategies. This system allows Interbank to evaluate which companies are overdue and are struggling to pay their loans and focus recovery efforts on those loans. The recovery portfolio is divided into rescheduled and refinanced credit, judicial recoveries and restructured credit.

Credit risk management includes strategies related to proper recovery of defaulted loans. Depending on whether the recovery strategy is based upon the client’s cash flow or collateral foreclosure, loans are assigned to the recovery division. This division has two units, special credit and judicial recovery. Judicial recovery may include the sale of recovered or foreclosed assets, which are managed by the asset sales unit that oversees selling these assets.
Small Business Banking
The following table presents the approval levels required for small business banking loan applications by principal amount in U.S. dollars.

Approval levels	Amount (1)
Vice President of Risk Management	Over U.S.$	257,000
Risk Manager	Up to U.S.$	257,000
Risk Assistant Manager	Up to U.S.$	150,000
Zonal Risk Officer	Up to U.S.$	88,000
Master Risk Analyst	Up to U.S.$	50,000
Senior Risk Analyst	Up to U.S.$	38,000
Risk Analyst	Up to U.S.$	12,000

(1)	Amounts stated in U.S. dollars as of and for the year ended December 31, 2021 have been translated from soles at the exchange rate of S/3.987 = U.S. $1.00.
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
Interbank has developed specific risk management tools to respond efficiently to new schemes and constraints that arise in the market for small business banking. Interbank refers to these tools as the Small Business Banking Management and Monitoring Process, which consist of:

•	Scoring Small Banking Enterprises : is an analysis tool in the credit evaluation process aimed at reducing risk rates and process times and assigning a score to the credit proposal evaluated.

•	Indebted Customers Methodology Small Business Banking : identifies customers who have high leverage exposure.

•
Field Audit and Monitoring
: is used to assess quality by selecting samples of credit loans granted and poor performing portfolios and reviewing supporting documentation, with a final risk report presentation.

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

	Credit Card	Cash Credit	Pay-roll Loans	Loans for Diplomats	With Collateral	Automobile	Mortgage

	Amount
Approval Levels (1)	Greater than	Greater than	Greater than	Greater than	Greater than	Greater than	Greater than
Vice President Risk Management	32,700	75,300	75,300	—	376,300	70,000	800,000
Central Manager	32,700	75,300	75,300	—	376,300	70,000	800,000
Risk Manager	25,100	62,800	62,800	37,700	250,900	60,000	700,000
Risk Assistant Manager	18,900	50,200	50,200	22,600	188,200	50,000	550,000
Risk Officer	15,100	45,200	45,200	22,600	125,500	40,000	350,000
Senior Risk Analyst	11,300	30,100	30,100	15,100	100,400	30,000	250,000
Risk Analyst	6,600	20,100	20,100	7,600	50,200	25,000	150,000
Junior Risk Analyst	3,100	12,600	12,600	5,100	25,100	16,000	100,000

(1)	Amounts stated in U.S. dollars as of and for the year ended December 31, 2021 have been translated from soles at the exchange rate of S/3.987 = U.S.$1.00.
The approval process in retail banking is supported by world class tools, a workflow that includes a parameterized decision-making system, including risk policies and limits, as well as statistical models for all main retail banking products: credit cards, payroll deduction loans, mortgages and consumer loans.
In retail banking, credit approval is determined by the applicant’s repayment ability, credit history and risk profile. An independent unit is responsible for monitoring the performance of the customer’s portfolio, identifying and controlling risk across the customer’s life cycle, keeping track of the performance of credit policies at origination and monitoring behavior in customer management and collections. For this purpose, Interbank uses data mining and cluster analysis, stress testing for likelihood of defaults, vintage and roll rate analysis and credit risk scoring.
During collection of early stage
(1-90
days) due loans in retail banking, Interbank uses collection scores that allow it to choose the appropriate collection strategy: phone collection, text message collection, chatbot, mail or personal collection.
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
Market Risk
Market risk is the probability of loss due to variations in financial market conditions. The main variations to which Interbank is exposed are: (i) exchange rates, (ii) interest rates and, (iii) prices. Said variations can affect the value of financial assets and liabilities. As part of the risk management system, in certain circumstances Interbank uses derivative financial instruments to mitigate the risk exposure which arises from the variations in interest rates and exchange rates.
Exchange Rate
Management sets limits on exposure levels by currency and monitors them on a daily basis. Transactions in foreign currency are accounted for by using exchange rates prevailing on the market.
Interbank manages exchange rates by matching its assets and liabilities, overseeing the global exchange position daily. Interbank’s global foreign exchange position is equivalent to the result of long positions minus short positions in currencies different from the sol
. The global foreign exchange position includes spot positions and derivative positions.

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
Repricing Gap
An analysis of repricing gaps is performed to determine the impact of interest rate movements on the valuation of assets and liabilities into different time gaps.
The following tables summarize Interbank’s exposure to interest rate risks. Financial instruments are presented at book value, classified by the period of the contract’s interest rate repricing or maturity date, whichever occurs first:

	Repricing Gap at December 31, 2021
	1 - Month	1 - 3 Months	3 Months - 1 Year	1 Year - 3 Years	3 Years - 5 Years	Over 5 Years	Past-due loans / Equities	Banking

	(S/ in millions)
Assets
Cash due from banks	10,626.4	419.4	13.2	—	—	—	—	11,059.0
Inter-bank funds	30.0	—	—	—	—	—	—	30.0
Instruments measured at fair value through other comprehensive income	689.1	1,011.6	214.2	966.7	2,349.0	1,497.5	4.7	6,732.8
Investments at amortized cost	—	70.9	—	1,143.4	456.8	1,625.0	—	3,296.0
Loans, net of unearned income	2,927.0	5,706.3	9,354.0	11,688.1	6,351.6	5,739.1	1,603.3	43,369.5
Other assets	52.0	68.5	24.7	347.5	—	—	—	492.7

Total	14,324.5	7,276.7	9,606.2	14,145.7	9,157.3	8,861,6	1,608.0	64,980.0

Deposits and obligations	33,088.1	1,822.0	2,380.8	223.7	42.7	261.3	—	37,818.6
Inter-bank funds	—	—	—	—	—	—	—	—
Due to banks and correspondents	177.6	685.2	1,795.3	4,009.6	479.0	966.0	—	8,112.7
Bonds, notes and other obligations	213.4	23.9	155.3	3,455.0	3,091.5	—	—	6,939.0
Other liabilities	59.5	77.9	63.4	70.4	31.9	14.2	—	317.2

Total	33,538.6	2,609.0	4,394.7	7,758.7	3,645.1	1,241.4	—	53,187.5

Marginal gap	(19,214.0)	4,667.7	5,211.4	6,387.1	5,512.3	7,620.1	1,608.0	11,792.5
Accumulated gap	(19,214.0)	(14,546.4)	(9,334.9)	(2,947.9)	2,564.4	10,184.5	11,792.5	—

	Repricing Gap at December 31, 2020
	1 - Month	1-3 Months	3 Months - 1 Year	1 Year - 3 Years	3 Years -5 Years	Over 5 Years	Past-due loans / Equities	Banking

	(S/ in millions)
Assets
Cash due from banks	14,071.7	162.0	11.9	380.9	—	—	—	14,626.5
Inter-bank funds	18.1	—	—	—	—	—	—	18.1
Instruments measured at fair value through other comprehensive income	865.8	216.3	190.9	569.3	1,053.0	3,169.3	4.2	6,068.7
Investments at amortized cost	—	56.4	—	499.1	652.2	1,499.6	—	2,707.3
Loans, net of unearned income	3,001.0	4,150.1	8,547.8	14,170.3	5,460.1	5,131.7	1,382.4	41,843.7
Other assets	6.5	7.5	3.8	121.2	—	—	—	138.9

Total	17,963.1	4,592.6	8,754.5	15,740.7	7,165.3	9,800.5	1,386.6	65,403.3

Liabilities
Deposits and obligations	31,113.1	1,941.5	2,776.3	345.1	47.7	272.6	—	36,496.2
Inter-bank funds	29.0	—	—	—	—	—	—	29.0
Due to banks and correspondents	13.0	651.6	931.0	6,651.7	235.2	876.6	—	9,359.2
Bonds, notes and other obligations	359.8	23.4	16.2	2,183.0	2,169.2	1,740.3	—	6,491.9
Other liabilities	10.3	18.3	47.4	81.3	38.6	29.6	—	225.5

Total	31,525.2	2,634.8	3,770.9	9,261.1	2,490.7	2,919.2	—	52,601.8

Marginal gap	(13,562.1)	1,957.9	4,983.6	6,479.6	4,674.7	6,881.3	1,386.6	12,801.5
Accumulated gap	(13,562.1)	(11,604.3)	(6,620.7)	(141.0)	4,533.6	11,414.9	12,801.5	—
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
As of December 31, 2021, 2020 and 2019, Interbank’s VaR calculated for its trading book, classified by type of risk, was as follows:

	December 31, 2021	December 31, 2020	December 31, 2019	Change

	(S/ in millions)			Dec 21 / Dec 20	Dec 20 / Dec 19
By type of risk
Exchange rate	1.5	3.3	0.4	(1.8)	2.9
Interest rate	9.9	0.4	1.2	9.6	(0.8)
Price	—	—	—	—	—
Diversification effect	(0.8)	(0.2)	(0.1)	(0.6)	(0.1)

Total	10.6	3.4	1.4	7.2	2.0

Interbank’s VaR increased from S/3.4 million as of December 31, 2020 to S/10.6 million as of December 31, 2021, mainly due to higher interest rate volatility due to the continued political instability in the country.
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
Interbank manages exchange rate risk by matching its assets and liabilities, overseeing the global exchange position on a daily basis. Interbank’s global foreign exchange position is equivalent to the result of long positions minus short positions in currencies different from the sol
. The global foreign exchange position includes spot positions and derivative positions.

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
Interbank also assesses medium-term and long-term liquidity through a structural analysis of its funds inflows and outflows on diverse maturity terms. This process allows it to identify, for each currency, the funding sources, how liquidity needs increase and which terms are mismatched. For both assets and liabilities, Interbank makes assumptions for operations without specific maturity dates, including revolving loans and savings. These assumptions also include the estimated obligations arising from contingent liabilities such as guarantee letters or non-used
credit lines. Based on this information, necessary actions are taken to maintain the target liquidity levels.
Operational Risk
Interbank has launched several initiatives to strengthen its risk culture, adopt international best practices in risk management, and lay the groundwork for adopting Basel standards.
Interbank manages operational risk through a specialized unit that has the following objectives:

•	facilitate operational risk management in accordance with risk appetite and approved risk tolerance;

•	reduce operational losses by identifying potential process risks;

•	identify and manage operational risk in the development of new products and processes; and

•	monitor, measure and report key operational risk matters.
Interbank’s methodology is based on three tools for identifying and measuring risks that calculate the exposure level to risk and facilitate the decision-making process to mitigate exposures within certain limits of risk tolerance: (i) risks and controls self-assessment, (ii) collection of loss event, and (iii) risk indicators.
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
As of December 31, 2021, December 31, 2020 and December 31, 2019, Interseguro’s VaR calculated for its investment portfolio, classified by type of risk, was as follows:

	December 31, 2021	December 31, 2020	December 31, 2019	Change

	(S/ in millions)			Dec 21 / Dec 20	Dec 20 / Dec 19
By type of risk
Exchange rate	11.3	14.0	(1.7)	(2.7)	15.7
Interest rate	633.7	1,123.0	225.9	(489.3)	897.1
Price	56.2	32.6	6.4	23.7	26.1
Diversification effect	(48.3)	(456.9)	0.2	408.6	(457.1)

Total	652.9	712.7	230.9	(59.7)	481.8

Between December 31, 2020 and December 31, 2021, the value of Interseguro’s investment portfolio in financial instruments decreased by more than S/943.6 million, which also led to a decrease in exposure to market risk represented by the VaR, principally in interest rate risk and price risk.

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

	Repricing Gap at December 31, 2021
	1 - Month	1-3 Months	3 Months - 1 Year	1 Year – 3 Years	3 Years – 5 Years	Over 5 Years	Past-due loans / Equities	Insurance

	(S/ in millions)
Interest earning assets
Cash and due from banks	—	574.7	—	—	—	—	—	574.7
Instruments measured at fair value through other comprehensive income.	23.9	25.1	118.6	427.4	465.5	9,843.3	604	11,507.8
Other assets	17.4	69.7	35.4	7.2	10.9	0.2	—	140.9

Total interest earning assets	41.3	669.5	154.0	434.6	476.4	9,843.5	604.0	12,223.4

Interest bearing liabilities
Due to banks and correspondents	226.7	—	—	—	—	—	—	226.7
Bonds, notes and other obligations	—	3.8	—	—	—	259.2	—	262.9
Insurance contract liabilities	93.4	183.2	810.7	1,888.5	1,863.6	6,979.9	—	11,819.3
Other liabilities	58.7	36.0	4.8	3.3	—	—	—	102.7

Total interest bearing liabilities	378.9	222.9	815.6	1,891.7	1,863.6	7,239.0	—	12,411.7

Marginal gap	(337.5)	446.6	(661.6)	(1,457.1)	(1,387.2)	2,604.5	604.0	(188.3)
Accumulated gap	(337.5)	109.1	(552.5)	(2,009.6)	(3,396.9)	(792.3)	(188.3)	—

	Repricing Gap at December 31, 2020
	1 - Month	1-3 Months	3 Months - 1 Year	1 Year – 3 Years	3 Years – 5 Years	Over 5 Years	Past-due loans / Equities	Insurance

	(S/ in millions)
Interest earning assets
Cash and due from banks	148.8	—	—	—	—	—	—	148.8
Instruments measured at fair value through other comprehensive income	16.1	10.5	117.7	436.3	560.6	10,502.2	1,016.9	12,660.2
Other assets	41.9	111.2	19.3	—	7.7	0.3	—	180.5

Total interest earning assets	206.8	121.7	137.0	436.3	568.3	10,502.5	1,016.9	12,989.6

Interest bearing liabilities
Due to banks and correspondents	—	—	1.1	—	—	—	—	1.1
Bonds, notes and other obligations	3.6	—	—	—	—	1,149.1	—	1,152.7
Insurance contract liabilities	88.5	173.9	773.6	1,764.1	1,721.6	7,980.1	—	12,501.7
Other liabilities	77.7	49.4	9.1	3.2	—	—	—	139.5

Total interest bearing liabilities	169.8	223.3	783.8	1,767.4	1,721.6	9,129.2	—	13,795.1

Marginal gap	37.0	(101.5)	(646.9)	(1,331.0)	(1,153.3)	1,373.3	1,016.9	(805.5)
Accumulated gap	37.0	(64.5)	(711.4)	(2,042.4)	(3,195.6)	(1,822.3)	(805.5)	—

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
Credit Risk
In our wealth management segment, only Inteligo Bank is exposed to credit risk. The substantial majority of loans we make are fully collateralized by time deposits or investment securities. Nevertheless, we have implemented strict credit risk management policies, which have contributed to a minimum level of non-performing
loans. As of December 31, 2021, only 0.2% of its loan portfolio was classified as non-performing
loans.
The following table presents the approval levels required for loan applications by total exposure amount in U.S. dollars.

Approval levels	Amount
Board of Directors	Over U.S.$20,000,000
Executive Committee	Up to U.S.$20,000,000
Credit Committee	Up to U.S.$15,000,000
Chief Executive Officer	Up to U.S.$5,000,000
Chief Operating Officer	Up to U.S.$1,500,000
Operations Manager	Up to U.S.$500,000
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
Although Inteligo Bank has a recovery process for the collection of unpaid loans, there have been very few cases of non-performing
or defaulted loans.

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
The primary source of Inteligo’s market risk is Inteligo Bank’s investment portfolio, as it represents over 95% of Inteligo’s VaR results. As of December 31, 2021, December 31, 2020 and December 31, 2019 Inteligo’s VaR, classified by type of risk was as follows:

	December 31, 2021	December 31, 2020	December 31, 2019	Change

By type of risk	(S/ in millions)			Dec 21 / Dec 20	Dec 20 / Dec 19
Exchange rate	1.0	5.4	0.5	(4.4)	4.9
Interest rate	4.0	1.3	(8.4)	2.7	9.6
Price	156.9	213.3	29.2	(56.4)	184.1
Diversification effect	(3.4)	(8.4)	(0.0)	5.0	(8.3)

Total	158.5	211.5	21.3	(53.0)	190.3

Inteligo’s VaR decreased S/53.0 million as of December 31, 2021, mainly due to lower levels of volatility in the financial markets as a result of the development and implementation of vaccine programs in many countries to mitigate the impact of the
COVID-19
pandemic, when compared to December 31, 2020.
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
The following tables summarize Inteligo’s exposure to interest rate risks. Inteligo’s financial instruments are presented at book value, classified by the period of the contract’s interest rate repricing or maturity date, whichever occurs first:

	Repricing Gap at December 31, 2021
	Up to 1 month	From 1 to 3 months	From 3 Months - 1 Year	From 1 Year - 3 Years	From 3 Years - 5 Years	Over 5 Years	Past-due loan/ Equities	Wealth Management

	(S/ in millions)
Interest earning assets
Cash and due from banks	1,125.7	31.5	175.0	—	60.5	—	—	1,392.7
Instruments measured at fair value through other comprehensive income.	0.1	0.4	1.3	75.9	55.0	123.4	17.6	273.7
Loans, net of unearned interest	129.5	327.7	1,144.9	81.7	0.8	12.6	1.3	1,698.4
Other assets	3.6	—	3.1	—	—	—	—	6.7

Total interest earning assets	1,259.0	359.5	1,324.3	157.6	116.2	136.0	18.9	3,371.5

Interest bearing liabilities
Deposits and obligations and deposits from financial entities	162.8	383.6	1,160.0	102.8	—	—	—	1,809.1
Due to banks and correspondents	183.4	—	—	—	—	—	—	183.4

	346.2	383.6	1,160.0	102.8	—	—	—	1,992.6

Marginal gap	912.7	(24.0)	164.3	54.8	116.2	136.0	18.9	1,379
Accumulated gap	912.7	888.7	1,053.0	1,107.8	1,224.1	1,360.1	1,379	—

	Repricing Gap at December 31, 2020
	Up to 1 month	From 1 to 3 months	From 3 Months - 1 Year	From 1 Year - 3 Years	From 3 Years - 5 Years	Over 5 Years	Past-due loan/ Equities	Wealth Management

	(S/ in millions)
Interest earning assets
Cash and due from banks	289.4	32.9	120.0	0.0	25.2	—	—	467.5
Instruments measured at fair value through other comprehensive income.	0.0	1.8	2.0	66.7	66.0	266.9	14.8	418.3
Loans, net of unearned interest	168.2	248.8	1,137.8	100.5	0.3	4.9	—	1,660.5
Other assets	5.2	11.0	—	—	6.2	—	—	22.4

Total interest earning assets	462.9	294.5	1,259.8	167.2	97.7	271.7	14.8	2,568.7

Interest bearing liabilities
Deposits and obligations and deposits from financial entities	214.3	267.1	900.6	145.1	5.5	—	—	1,532.5
Due to banks and correspondents	300.6	—	—	—	—	—	—	300.6

	514.9	267.1	900.6	145.1	5.5	—	—	1,833.1

Marginal gap	(52.0)	27.4	359.3	22.1	92.2	271.7	14.8	735.5
Accumulated gap	(52.0)	(24.6)	334.6	356.8	449.0	720.7	735.5	—
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
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2021.
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
and
15(d)-15(f)
under the U.S. Securities Exchange Act of 1934) as of December 31, 2021. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management concluded that, as of December 31, 2021, the Company’s internal control over financial reporting is effective based on those criteria.
EY Peru, an independent registered public accounting firm, has issued an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting, which is included in this Annual Report on Form
20-F
under “Item 18. Financial Statements—Report of independent registered public accounting firm.”

Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting during 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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
In May 2020, we updated our code of ethics, as defined in Item 16B of Form
20-F
under the Exchange Act which applies to all directors, officers, employees, consultants and contractors without exception. The code is publicly available on the corporate governance section of our website at
https://www.ifs.com.pe/.
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
Audit and
Non-Audit
Fees
The following table sets forth the fees billed to us by our independent auditors, EY Peru, during the fiscal years ended December 31, 2020 and 2021:

	Year ended December 31,
	2021 (1)	2020 (1)

	(S/ in millions)
Audit fees	9.7	11.5
Audit-related fees	0.1	0.1
Tax fees	0.3	0.9

Other fees	0.2	0.2

Total fees	10.3	12.7

(1)	Including taxes.
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
In accordance with Rule
10A-3
of the Exchange Act, our board of directors delegated the approval of the engagement and compensation of the external auditors independent external for 2022 to our audit committee, which delegation was approved by our shareholders at the Annual General Meeting of Shareholders held on March 31, 2022. Furthermore, in connection with such delegation, our audit committee reviewed proposals from various prominent global audit firms with operations in the countries where our subsidiaries operate to act as our external auditors for 2022 or a longer period as may be recommended. After analyzing such proposals received, the audit committee recommended EY Peru to serve as our and our subsidiaries’ independent external auditor for a period of five auditable years (2022-2026). Our board of directors’ agreed with the audit committee’s recommendation to appoint EY Peru for such term, subject to the audit committee’s evaluation of its performance and continued compliance with the SEC’s independence requirements.
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
The following table sets out certain information concerning purchases of our previously issued shares by us or any affiliated purchaser during the fiscal year ended December 31, 2021.

Period	Total number of shares purchased (1)	Average price paid per share (S/) (2)	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
January 2021	—	—	—	—
February 2021	—	—	—	—
March 2021	5,750	123.97	N/A	N/A
April 2021	—	—	—	—
May 2021	—	—	—	—
June 2021	—	—	—	—
July 2021	—	—	—	—
August 2021	—	—	—	—
September 2021	—	—	—	—
October 2021	—	—	—	—
November 2021	—	—	—	—
December 2021	500	95.25	N/A	N/A

Total (3)	6,250	—	—	—

(1)	All shares were purchased other than through a publicly announced plan or program via open-market transactions.
(2)
For convenience purposes only, amounts in soles in this column have been converted from U.S. dollars using a rate of S/3.987 to US$1.00, which was the exchange rate reported for December 31, 2021 by the SBS. These translations should not be construed as representations that the U.S. dollar amounts have been, could have been or could be converted into soles at that or at any other exchange rate.

(3)	As of December 31, 2021, the Company and certain subsidiaries hold an aggregate of 30,074 shares issued by IFS.

ITEM 16F	Change in Registrant’s Certifying Accountant
During the years ended December 31, 2021, 2020, and 2019 and through the date of this Annual Report on Form
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

NYSE Standards	Our Corporate Governance Practices

Director Independence . A majority of the board of directors must be independent, except in the case of a “controlled” issuer. §303A.01 of the NYSE Listed Company Manual	Our articles of incorporation provide for a minimum of three members for our board of directors. Currently, our board of directors is composed of seven members.

The criteria for determining independence under our corporate governance standards has been defined in accordance with Rule 10A-3 under the Exchange Act.

Executive Sessions
.
Non-management
directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03 of the NYSE Listed Company Manual	Under our articles of incorporation and applicable laws non-management directors are not required to meet in executive sessions without management.

NYSE Standards	Our Corporate Governance Practices

Audit committee . An audit committee satisfying the requirements of Rule 10A-3 under the Exchange Act. §303A.06 of the NYSE Listed Company Manual	Our audit committee complies with the criteria set forth under our “Audit Committee Charter,” the rules of the NYSE and Rule
10A-3(b)(1)
of the Exchange Act, each as applicable to foreign private issuers. Our audit committee consists of three directors, all of whom are financially literate and one of whom is a financial expert. Our audit committee is fully independent in compliance with NYSE rules and Rule
10A-3(b)
of the Exchange Act.

Audit committee additional requirements
. §303A.07 of the NYSE Listed Company Manual requires that an audit committee must consist of at least three members, each of whom are financially literate and at least one of whom is a financial expert, and that the audit committee have a written charter outlining the committee’s responsibilities.	Our audit committee complies with the criteria set forth under our “Audit Committee Charter,” the rules of the NYSE and Rule
10A-3(b)(1)
of the Exchange Act, each as applicable to foreign private issuers. Our audit committee consists of three directors, all of whom are financially literate and one of whom is a financial expert. The three members of the audit committee are independent.

Nominating/corporate governance committee
. A nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04 of the NYSE Listed Company Manual	We do not have a nominating/corporate governance committee. Our board of directors has the power to establish such a committee in the future on the terms it deems appropriate.

Compensation committee
. A compensation committee of independent directors is required. The committee must approve executive officer compensation and must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05 of the NYSE Listed Company Manual	We do not have a compensation committee. Our Board of Directors may establish a compensation committee in the future on the terms it deems appropriate.

Code of Ethics. A code of business conduct and ethics are required, as is disclosure of any waiver for directors or executive officers. §303A.10 of the NYSE Listed Company Manual	We have adopted a code of business conduct and ethics, as contemplated by the NYSE. Our board of directors has the obligation to verify compliance with the provisions of such code.

ITEM 16H	Mine Safety Disclosure
Not applicable.

ITEM 16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
PART III

ITEM 17.	FINANCIAL STATEMENTS
Not applicable.

ITEM 18.	FINANCIAL STATEMENTS
Our audited consolidated financial statements are included in this Annual Report on Form
20-F
beginning at page
F-1.
Our financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1*	Legalized Translation of the Articles of Incorporation of the Registrant, as currently in effect (previously filed as Exhibit 3.1 of Form F-1 (File No. 333-232554) as filed with the SEC on July 3, 2019, and incorporated by reference herein).

2.1*	IFS Indenture, dated October 19, 2017, among the Registrant, The Bank of New York Mellon, as Trustee, and The Bank of New York Mellon SA/NV, Luxembourg, as Luxembourg transfer and paying agent (relating to our U.S.$300,000,000 4.125% Senior Notes due 2027) (previously filed as Exhibit 10.1 of Form F-1 (File No. 333-232554) as filed with the SEC on July 3, 2019, and incorporated by reference herein).

2.2*	Description of Securities registered pursuant to Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.2 to our Annual Report on Form 20-F, filed with the SEC on April 26, 2021).

3.1**	Irrevocable Proxy Agreement as of May 20, 2021, by and among International Financial Holdings Group Inc., in favor of George Pastor, Carlos Rodriguez-Pastor, and Anne Marie See.

8.1**	List of Subsidiaries.

12.1**	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS**	Inline XBRL Instance Document

101.SCH**	Inline XBRL Taxonomy Extension Schema Document

101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(*)	Previously filed.
(**)	Filed herewith.
Omitted from the exhibits filed with this Annual Report on Form
20-F
are certain instruments and agreements with respect to our long-term debt, none of which authorizes securities in a total amount that exceeds 10% of our total assets and our subsidiaries on a consolidated basis. We hereby agree to furnish to the SEC copies of any such omitted instruments or agreements as the SEC requests.

SIGNATURE
The registrant, INTERCORP FINANCIAL SERVICES INC., hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this Annual Report on Form
20-F
on its behalf.
Date: April 25, 2022

INTERCORP FINANCIAL SERVICES INC.

By	/s/ Luis Felipe Castellanos López Torres
Name:	Luis Felipe Castellanos López Torres
Title:	Chief Executive Officer

Intercorp Financial Services Inc. and Subsidiaries
Consolidated financial statements as of December 31, 2021 and 2020, together with the Report of Independent Registered Public Accouting Firm

Intercorp Financial Services Inc. and Subsidiaries
Consolidated financial statements as of December 31, 2021 and 2020, together with the Report of Independent Registered Public Accounting Firm
Content

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Intercorp Financial Services Inc.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Intercorp Financial Services Inc. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Accounting Oversight Board (United States) (PCAOB), the Company´s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report date on April 25, 2022 expressed an unqualified opinion thereon.
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

Report of Independent Registered Public Accounting Firm (continue)

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
As described in Note 6(a) to the consolidated financial statements, the amount recognized as impairment allowance for loans is S/2,064,917,000 as of December 31, 2021. Also, as disclosed by management in Notes 3.4(i) and 30.1(d) to the consolidated financial statements, the allowance is calculated using an expected credit loss model (ECL). The ECL model determines the credit losses that are expected to arise for loans as a result of a significant increase in credit risk (SICR) from the initial date of the loan or when there is objective evidence of impairment. ECL allowances are measured at amounts equal to either (i)
12-month
ECL; or (ii) lifetime ECL. The ECL is based upon the probability of default, the exposure to the default and the loss given default; which are based on supportable information about past events, current conditions and forward looking information (FLI). When estimating the ECLs, the Company considers three scenarios (optimistic, base and pessimistic), each of these is associated with different probability of default. Also, the Company has evaluated the specific effects of the current Peruvian economic situation derived principally from
Covid-19
(Omicron variant). The effects mentioned before cannot be reflected in ECL model, and management adjustments were considered in order to capture the uncertainty surrounding the economic impact of the current Peruvian economic situation derived principally from
COVID-19.
Auditing the impairment allowance for loans was complex and required the application of significant judgment and involvement of specialists due to the inherent complexity of the models, assumptions, judgments, the forward-looking nature of key assumptions and the interrelationship of the critical variables in measuring the ECL. Significant assumptions and judgments with respect to the estimation of the allowance for credit losses include (i) the determination of when a loan has experienced a SICR; (ii) the forecast of FLI for multiple economic scenarios and the probability weighting of those scenarios; (iii) the calculation of both
12-month
and lifetime credit losses; and (iv) the application of expert credit judgment, specifically due to the current Peruvian economic situation derived principally from
COVID-19.
The allowance for credit losses is a significant estimate for which variations in model methodology, assumptions and judgments can have a material effect on the measurement of expected credit losses.
How we addressed the matter in our audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over the calculation of the ECL and the significant assumptions described above, including the allowance related to the models and management adjustments due to the current Peruvian economic situation derived principally from
COVID-19.
The

Report of Independent Registered Public Accounting Firm (continue)

controls we tested included, amongst others, controls over the identification of indicators of impairment, the determination of significant changes in credit risk, and management’s review and approval of models used to calculate the ECL, including the data inputs and outputs of those models; testing controls over the risk-rating process, and the governance and oversight controls over the review of the overall ECL.
To test the ECL, our audit procedures included, amongst others, involving our credit risk specialist to assess whether methodology and assumptions used to estimate ECL were consistent with the requirements of IFRS. We assessed significant changes in credit risk triggers, management’s forecasting methodology and compared management’s forward-looking information to publicly available information from independent sources. Also, we assessed management adjustments included due to uncertainty surrounding the current Peruvian economic situation derived principally from
COVID-19,
the probability-weighted scenarios used in the ECL, including performing independent recalculations, and we tested the completeness and accuracy of data used in the measurement of the ECL. We also assessed the adequacy of the related financial statement disclosures.
Valuation of insurance contracts liabilities
Description of the matter
As described in Note 14(a) to the consolidated financial statements, the amount recognized as insurance contracts liabilities was S/11,958,058,000 as of December 31, 2021. This amount includes technical reserves for insurance premiums amounting to S/11,735,995,000 and technical reserves for claims amounting to S/222,063,000. The valuation of these liabilities was made based on the actuarial assumptions and data used in the calculation. The key actuarial economic assumptions used in the valuation of the insurance contracts are critical and include, amongst others, the mortality and morbidity tables and interest rates.
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

Report of Independent Registered Public Accounting Firm (continue)

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
Tanaka, Valdivia, & Asociados S. Civil de R.L.
A member practice of Ernst & Young Global Limited
/s/
Victor Tanaka
We have served as the Company‘s auditor since 2006
Lima, Peru
April 25, 2022

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Intercorp Financial Services Inc.
Opinion on Internal Control Over Financial Reporting
We have audited Intercorp Financial Services Inc. and subsidiaries internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Intercorp Financial Services Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, and the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated on April 25, 2022, expressed an unqualified opinion thereon.
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

Report of Independent Registered Public Accounting Firm (continue)

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
Tanaka, Valdivia, & Asociados S. Civil de R.L.
A member practice of Ernst & Young Global Limited
/s/ Victor Tanaka
Lima, Peru
April 25, 2022

F-8

Intercorp Financial Services Inc. and Subsidiaries
Consolidated statement of financial position
As of December 31, 2021 and 2020

	Note	2021	2020
		S/(000)	S/(000)
Assets
Cash and due from banks	4(a)
Non-interest bearing		3,931,419	3,397,663
Interest bearing		12,488,242	14,750,135
Restricted funds		684,804	617,684

		17,104,465	18,765,482
Inter-bank funds	4(e)	30,002	18,105
Financial investments	5	24,547,294	24,277,115
Loans, net:	6
Loans, net of unearned interest		45,070,500	43,504,274
Impairment allowance for loans		(2,064,917)	(2,984,851)

		43,005,583	40,519,423
Investment property	7	1,224,454	1,043,978
Property, furniture and equipment, net	8	815,118	844,427
Due from customers on acceptances		152,423	16,320
Intangibles and goodwill, net	9	1,044,749	1,042,585
Other accounts receivable and other assets, net	10	1,887,454	1,355,029
Deferred Income Tax asset, net	15	142,367	353,565

Total assets		89,953,909	88,236,029

	Note	2021	2020
		S/(000)	S/(000)
Liabilities and equity
Deposits and obligations	11
Non-interest bearing		9,270,255	9,354,487
Interest bearing		39,627,689	37,794,788

		48,897,944	47,149,275
Inter-bank funds	4(e)	—	28,971
Due to banks and correspondents	12	8,522,849	9,660,877
Bonds, notes and other obligations	13	8,389,672	7,778,751
Due from customers on acceptances		152,423	16,320
Insurance contract liabilities	14	11,958,058	12,501,723
Other accounts payable, provisions and other liabilities	10	2,477,601	2,146,152
Deferred Income Tax liability, net	15	—	11

Total liabilities		80,398,547	79,282,080

Equity, net	16
Equity attributable to IFS’s shareholders:
Capital stock		1,038,017	1,038,017
Treasury stock		(3,363)	(2,769)
Capital surplus		532,771	532,771
Reserves		5,200,000	5,200,000
Unrealized results, net		(168,300)	836,773
Retained earnings		2,904,912	1,303,317

		9,504,037	8,908,109
Non-controlling interest		51,325	45,840

Total equity, net		9,555,362	8,953,949

Total liabilities and equity, net		89,953,909	88,236,029

The accompanying notes are an integral part of these consolidated financial statements.

F-
9

Intercorp Financial Services Inc. and Subsidiaries
Consolidated statement of income
For the years ended December 31, 2021, 2020 and 2019

	Note	2021	2020	2019
		S/(000)	S/(000)	S/(000)
Interest and similar income	19	4,605,625	4,664,967	4,847,216
Interest and similar expenses	19	(1,057,937)	(1,192,284)	(1,423,963)

Net interest and similar income		3,547,688	3,472,683	3,423,253
Impairment loss on loans, net of recoveries	6(d.1) and (d.2)	(381,577)	(2,393,944)	(750,811)
Recovery (loss) due to impairment of financial investments	5(c)	30,898	(32,904)	(6,790)

Net interest and similar income after impairment loss		3,197,009	1,045,835	2,665,652
Fee income from financial services, net	20	823,808	723,500	925,885
Net gain on foreign exchange transactions		423,022	318,422	201,352
Net gain on sale of financial investments	5(b)	288,923	185,383	112,215
Net gain from derecognition of financial assets at amortized cost	5(d)	—	—	8,474
Net gain on financial assets at fair value through profit or loss	5(e) and 10(b)	24,800	165,883	103,210
Net gain on investment property	7(b)	79,399	44,929	96,168
Other income	21	89,498	62,117	70,660

		1,729,450	1,500,234	1,517,964

Insurance premiums and claims
Net premiums earned	22	645,267	514,981	420,633
Net claims and benefits incurred for life insurance contracts and others	23	(917,346)	(794,051)	(700,264)

		(272,079)	(279,070)	(279,631)

Other expenses
Salaries and employee benefits	24	(807,382)	(749,246)	(798,774)
Administrative expenses	25	(965,505)	(748,617)	(786,362)
Depreciation and amortization	8(a) and 9(a)	(279,690)	(268,750)	(262,015)
Other expenses	21	(210,192)	(144,047)	(131,163)

		(2,262,769)	(1,910,660)	(1,978,314)

Income before translation result and Income Tax		2,391,611	356,339	1,925,671
Translation result		(89,320)	(45,723)	17,770
Income Tax	15(c)	(502,112)	72,933	(493,326)

Net profit for the year		1,800,179	383,549	1,450,115

Attributable to:
IFS’s shareholders		1,790,155	383,259	1,441,258
Non-controlling interest		10,024	290	8,857

		1,800,179	383,549	1,450,115

Earnings per share attributable to IFS’s shareholders, basic and diluted (stated in Soles)	26	15.510	3.320	12.778

Weighted average number of outstanding shares (in thousands)	26	115,419	115,447	112,789

The accompanying notes are an integral part of these consolidated financial statements.

F-
10

Intercorp Financial Services Inc. and Subsidiaries
Consolidated statement of other comprehensive income
For the years ended December 31, 2021, 2020 and 2019

	Note	2021	2020	2019
		S/(000)	S/(000)	S/(000)
Net profit for the year		1,800,179	383,549	1,450,115
Other comprehensive income that will not be reclassified to the consolidated statement of income in subsequent periods:
Revaluation of gains on equity instruments at fair value through other comprehensive income	16(e)	146,161	8,176	116,672
Income Tax	16(e)	(31)	(36)	219

Total unrealized gain that will not be reclassified to the consolidated statement of income		146,130	8,140	116,891

Other comprehensive income to be reclassified to the consolidated statement of income in subsequent periods:
Net movement of debt instruments at fair value through other comprehensive income	16(e)	(2,282,111)	635,669	1,263,135
Income Tax	16(e)	8,404	(2,643)	7,878

		(2,273,707)	633,026	1,271,013
Insurance premiums reserve	16(e)	1,392,280	(332,536)	(1,001,073)

Net movement of cash flow hedges	16(e)	97,943	(17,968)	(63,938)
Income Tax	16(e)	(15,696)	3,559	13,052

		82,247	(14,409)	(50,886)
Translation of foreign operations	16(e)	95,674	76,935	(14,507)

Total unrealized (loss) gain to be reclassified to the consolidated statement of income in subsequent periods		(703,506)	363,016	204,547

Other comprehensive income for the year		(557,376)	371,156	321,438

Total comprehensive income for the year, net of Income Tax		1,242,803	754,705	1,771,553

Attributable to:
IFS’s shareholders		1,236,980	752,973	1,762,477
Non-controlling interest		5,823	1,732	9,076

		1,242,803	754,705	1,771,553

The accompanying notes are an integral part of these consolidated financial statements.

F-
11

Intercorp Financial Services Inc. and Subsidiaries
Consolidated statement of changes in equity
For the years ended December 31, 2021, 2020 and 2019

			Attributable to IFS’s shareholders
							Unrealized results, net
	Number of shares						Instruments that will not be reclassified to the consolidated statement of income	Instruments that will be reclassified to the consolidated statement of income
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value	Debt instruments at fair value	Insurance premiums reserves	Cash flow hedges reserve	Translation of foreign operations	Retained earnings	Total	Non- controlling interest	Total equity, net
	(in thousands)	(in thousands)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2019	113,110	(2,418)	963,446	(208,178)	268,077	4,700,000	147,554	(232,337)	75,575	27,911	102,983	1,203,043	7,048,074	40,402	7,088,476
Net profit for the year	—	—	—	—	—	—	—	—	—	—	—	1,441,258	1,441,258	8,857	1,450,115
Other comprehensive income	—	—	—	—	—	—	117,329	1,268,496	(999,430)	(50,669)	(14,507)	—	321,219	219	321,438

Total comprehensive income	—	—	—	—	—	—	117,329	1,268,496	(999,430)	(50,669)	(14,507)	1,441,258	1,762,477	9,076	1,771,553
Initial Public Offering, Notes 1(c), and 16(a) and (b)	2,337	2,418	74,571	208,178	262,379	—	—	—	—	—	—	138,997	684,125	814	684,939
Declared and paid dividends, Note 16(a)	—	—	—	—	—	—	—	—	—	—	—	(654,464)	(654,464)	—	(654,464)
Purchase of treasury stock, Note 16(b)	—	(1)	—	(196)	—	—	—	—	—	—	—	—	(196)	—	(196)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,654)	(3,654)
Dividends received by Subsidiaries on treasury stock	—	—	—	—	—	—	—	—	—	—	—	11,422	11,422	80	11,502
Others	—	—	—	—	—	—	—	—	—	—	—	5,432	5,432	(140)	5,292

Balance as of December 31, 2019	115,447	(1)	1,038,017	(196)	530,456	4,700,000	264,883	1,036,159	(923,855)	(22,758)	88,476	2,145,688	8,856,870	46,578	8,903,448
Net profit for the year	—	—	—	—	—	—	—	—	—	—	—	383,259	383,259	290	383,549
Other comprehensive income	—	—	—	—	—	—	8,175	630,944	(331,990)	(14,350)	76,935	—	369,714	1,442	371,156

Total comprehensive income	—	—	—	—	—	—	8,175	630,944	(331,990)	(14,350)	76,935	383,259	752,973	1,732	754,705
Declared and paid dividends, Note 16(a)	—	—	—	—	—	—	—	—	—	—	—	(698,228)	(698,228)	—	(698,228)
Purchase of treasury stock, Note 16(b)	—	(23)	—	(2,573)	—	—	—	—	—	—	—	—	(2,573)	—	(2,573)
Transfer of retained earnings to reserves, Note 16(g)	—	—	—	—	—	500,000	—	—	—	—	—	(500,000)	—	—	—
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,432)	(2,432)
Sale of equity instruments at fair value through other comprehensive income, Note 5(g)	—	—	—	—	—	—	24,154	—	—	—	—	24,154	—	(40)	(40)
Others	—	—	—	—	2,315	—	—	—	—	—	—	(3,248)	(933)	2	(931)

Balance as of December 31, 2020	115,447	(24)	1,038,017	(2,769)	532,771	5,200,000	297,212	1,667,103	(1,255,845)	(37,108)	165,411	1,303,317	8,908,109	45,840	8,953,949
Net profit for the year	—	—	—	—	—	—	—	—	—	—	—	1,790,155	1,790,155	10,024	1,800,179
Other comprehensive income	—	—	—	—	—	—	145,899	(2,266,729)	1,389,995	81,986	95,674	—	(553,175)	(4,201)	(557,376)

Total comprehensive income	—	—	—	—	—	—	145,899	(2,266,729)	1,389,995	81,986	95,674	1,790,155	1,236,980	5,823	1,242,803
Declared and paid dividends, Note 16(a)	—	—	—	—	—	—	—	—	—	—	—	(633,853)	(633,853)	—	(633,853)
Purchase of treasury stock, Note 16(b)	—	(5)	—	(594)	—	—	—	—	—	—	—	—	(594)	—	(594)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(328)	(328)
Sale of equity instruments at fair value through other comprehensive income, Note 5(g)	—	—	—	—	—	—	(451,898)	—	—	—	—	451,898	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	(6,605)	(6,605)	(10)	(6,615)

Balance as of December 31, 2021	115,447	(29)	1,038,017	(3,363)	532,771	5,200,000	(8,787)	(599,626)	134,150	44,878	261,085	2,904,912	9,504,037	51,325	9,555,362

The accompanying notes are an integral part of these consolidated financial statements.

F-
12

Intercorp Financial Services Inc. and Subsidiaries
Consolidated statement of cash flows
For the years ended December 31, 2021, 2020 and 2019

	2021	2020	2019
	S/(000)	S/(000)	S/(000)
Cash flows from operating activities
Net profit for the year	1,800,179	383,549	1,450,115
Plus (minus) adjustments to net profit
Impairment loss on loans, net of recoveries	381,577	2,393,944	750,811
(Recovery) loss due to impairment of financial investments	(30,898)	32,904	6,790
Depreciation and amortization	279,690	268,750	262,015
Provision for sundry risks	14,872	4,918	3,872
Provision for asset seized	—	—	355
Deferred Income Tax	205,752	(308,067)	38,554
Net gain on sale of financial investments	(288,923)	(185,383)	(112,215)
Net gain from derecognition of financial assets at amortized cost	—	—	(8,474)
Net gain of financial assets at fair value through profit or loss	(24,800)	(165,883)	(103,210)
Net gain for valuation of investment property	(21,969)	(5,438)	(54,493)
Translation result	89,320	45,723	(17,770)
Net loss on sale of investment property	—	—	7,164
(Increase) decrease in accrued interest receivable	(16,108)	(207,474)	3,222
(Decrease) increase in accrued interest payable	(63,839)	(13,692)	48,307
Net changes in assets and liabilities
Net increase in loans	(2,949,964)	(5,663,256)	(4,938,144)
Net increase in other accounts receivable and other assets	(199,227)	(129,457)	(262,882)
Net (increase) decrease in restricted funds	(75,308)	620,292	15,240
Increase in deposits and obligations	1,893,763	9,138,664	4,373,366
(Decrease) increase in due to banks and correspondents	(1,138,320)	5,672,189	(320,775)
Increase in other accounts payable, provisions and other liabilities	2,430,391	1,724,913	841,334
Income Tax paid	(280,412)	(379,963)	(413,001)
(Increase) decrease of investments at fair value through profit or loss	(659,972)	(233,680)	98,583

Net cash provided by operating activities	1,345,804	12,993,553	1,668,764

The accompanying notes are an integral part of these consolidated financial statements.
F-
13

Consolidated statement of cash flows (continued)

	2021	2020	2019
	S/(000)	S/(000)	S/(000)
Cash flows from investing activities
Net (purchase) sale of investments at fair value through other comprehensive income and at amortized cost	(1,911,799)	(3,737,749)	145,888
Purchase of property, furniture and equipment	(87,282)	(52,371)	(68,185)
Purchase of intangible assets	(170,528)	(196,056)	(142,539)
Purchase of investment property	(156,892)	(61,243)	(60,865)
Sale of investment property	—	—	129,800

Net cash (used in) provided by investing activities	(2,326,501)	(4,047,419)	4,099

Cash flows from financing activities
Dividends paid	(633,853)	(698,228)	(654,464)
Issuance of bonds, notes and other obligations	—	1,150,000	2,255,551
Payments of bonds, notes and other obligations	(91,000)	(837,400)	(1,678,604)
Net (increase) decrease in receivable inter-bank funds	(11,897)	66,901	410,031
Net (decrease) increase in payable inter-bank funds	(30,945)	(140,167)	169,138
Initial Public Offering, net of related expenses	—	—	684,125
Purchase of treasury stock, net	(594)	(2,573)	(196)
Dividend payments to non-controlling interest	(30)	(2,202)	(3,245)
Lease payments	(93,379)	(89,162)	(117,463)

Net cash (used in) provided by financing activities	(861,698)	(552,831)	1,064,873

Net (decrease) increase in cash and cash equivalents	(1,842,395)	8,393,303	2,737,736
Translation gain (loss) on cash and cash equivalents	112,787	(99,113)	26,931
Cash and cash equivalents at the beginning of the year	18,145,919	9,851,729	7,087,062

Cash and cash equivalents at the end of the year, Note 3.4(ag)	16,416,311	18,145,919	9,851,729

Supplementary cash flow information:
Cash paid by -
Interest	988,315	1,108,310	1,285,163
Dividends	634,181	700,660	658,117
Income Tax	280,412	379,963	425,651
Cash received from -
Interest	4,483,746	4,349,828	4,772,616
Dividends	108,931	111,097	83,977
The accompanying notes are an integral part of these consolidated financial statements.

F-
14

Intercorp Financial Services Inc. and Subsidiaries
Notes to the consolidated financial statements
As of December 31, 2021 and 2020

1.	Business activity and Initial Public Offering

(a)	Business activity -
Intercorp Financial Services Inc. and Subsidiaries (henceforth “IFS”, “the Company” or “the Group”), is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006, and is a Subsidiary of Intercorp Peru Ltd. (henceforth “Intercorp Peru”), a holding Company incorporated in 1997 in the Commonwealth of the Bahamas. As of December 31, 2021, Intercorp Peru holds directly and indirectly 70.65 percent of the issued capital stock of IFS, equivalent to 70.64 percent of the outstanding capital stock of IFS (70.64 percent of the issued and outstanding capital stock of IFS, as of December 31, 2020).
IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.
As of December 31, 2021 and 2020, IFS holds 99.30 percent of the capital stock of Banco Internacional del Peru S.A.A. – Interbank (henceforth “Interbank”), 99.84 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”), 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”).
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
The consolidated financial statements of IFS and Subsidiaries as of December 31, 2020, and for the year then ended, were approved by the Board of Directors on April 26, 2021. The consolidated financial statements as of December 31, 2021, and for the year then ended, have been approved and authorized for issuance by Management and the Board of Directors on April 25, 2022.

(b)	Global pandemic Covid-19 -

(b.1)	State of National and Sanitary Emergency
Since March 2020, the World Health Organization declared
“Covid-19”
as a global pandemic, which has had a significant impact on the world economy. Many countries imposed travel bans, social isolation, and even people in many places have been and continue to be subject to quarantine measures.
In Peru, in March 2020, the Government declared a State of National and Sanitary Emergency ordering the closure of borders, mandatory social isolation, the closure of businesses considered non-essential
(the exceptions were the production, distribution and commercialization of food and pharmaceuticals, financial services and healthcare), among other measures related to the health and well-being of citizens.

F-
15

Notes to the consolidated financial statements (continued)

In May 2020, through Supreme Decree
No. 080-2020,
the government approved the gradual resumption of economic activities to mitigate the economic negative effects of the pandemic. The proposed reactivation would be in four phases based on the impact of each sector on the economy, being mining and industry, construction, services and tourism and commerce the first ones to restart, followed by manufacturing and agricultural sectors. The last phase had considered the reopening of the entertainment sector with reduced capacity.
During the last months of 2020, with the purpose of continuing to contain and mitigate the spread of
Covid-19,
the Peruvian government issued a series of measures focused on region, traffic restrictions and new rules on social cohabitation abiding by the established attendance capacity. However, at the end of 2020 and during the first months of 2021, the country experienced a new and very high wave of infections which was referred to as the “second wave”. This new wave of infections caused some phases of the economic recovery already implemented to be gradually scaled back.
The progress of the National Vaccination Plan implemented by the Peruvian government since 2021 helped to reduce the mortality rate generated by
Covid-19
in Peru.
Although the vaccination process has been increasing at an accelerated pace as part of the plan designed to face a possible “third wave”, which began in Peru at the beginning of 2022. To protect the citizens’ health, the Peruvian government issued a series of Supreme Decrees extending the National State of Emergency and the National State of Health Emergency up to the end of August 2022.

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
During 2020, the main measures implemented in the financial system were related to facilities for loans rescheduling (payment deferrals), suspension of counting of past due days, partial withdrawal of deposits from compensation from service time accounts, setting of repo operations with the BCRP and the launching of credit programs guaranteed by the Peruvian government, such as “Reactiva Peru”, created through Legislative Decree No. 1455-2020 and expanded through Legislative Decree No. 1485-2020, which has the purpose to secure the continuity of the companies’ payment chain to face the
Covid-19’s
impact.
Such program grants guarantees to companies to obtain working capital loans and thus comply with their short-term obligations to their workers and suppliers of goods and services. This program manages guarantees for the entire Peruvian financial system whose total amounte
d to S/
60,000,000,000
.
During 2020, Interbank
granted loans under this modality for S/6,617,142,000. As of December 31, 2021, Interbank maintained loans of the “Reactiva Peru” program for S/4,976,073,000, including accrued interest for S/79,936,000; out of which S/4,421,999,000 are covered by the Peruvian Government (as of December 31, 2020, it maintained S/6,659,790,000, including accrued interest for S/44,021,000, out of which S/5,855,826,000 are covered by the Peruvian government).

F-1
6

Notes to the consolidated financial statements (continued)

During 2021, the Peruvian government, through the MEF and the SBS, issued a series of Resolutions and Official Letters within the framework of Emergency Decree
No. 026-2021
and an amendment by Emergency Decree
No. 039-2021,
which establishes economic and financial measures with respect to the rescheduling of the loans guaranteed under the “Reactiva Peru” program. In that sense, during 2021, Interbank modified loans of such program for an amount of approximatel
y S/
2,012,855,000
.
 As of December 31, 2021, the balance of rescheduled loans under the “Reactiva Peru” program amounted to approximately
S/1,974,180,000.

At the beginning of 2020, the Peruvian government issued the Emergency Decree
No. 033-2020,
which allowed each worker to withdraw up to S/2,400 from their deposits for severance indemnity (“CTS” by its Spanish acronym). Additionally, through Supreme Decree No.
010-2021-TR,
the government authorized the
one-off
withdrawal of the entirety of such CTS accounts until December 2021, for the purpose of covering the workers’ economic needs caused by the
Covid-19
pandemic.

(b.3)	Measures adopted by the Company and Subsidiaries
Management and the Board of IFS monitor the situation closely and focus on on four fundamental pillars which is going to allow the continuity of its operations: taking the following measures in each one of these pillars:

i)	Liquidity and solvency
Active participation in the BCRP’s daily operations, thus raising funds through loan reporting operations represented by securities. These funds were aimed to loans under the “Reactiva Peru” program and attracted higher levels of deposits. Likewise, to strengthen its capital and regulatory capital to face with the volatile environment, the Group implemented the following measures:
Interbank:

•
The Shareholders’ Meeting held on March 25, 2021, approved the capitalization of profits
(
previously
agreed to
at the Shareholders’ Meeting held on April 3, 2020
)
 and agreed to not distribute dividends.

•
The Shareholders’ Meeting held on April 3, 2020, approved to reduce the percentage of distributable dividends, with the charge to the 2019 fiscal year, from 45 percent to 25 percent. In addition, the net profit generated in the first quarter of 2020 was also agreed to be capitalized.

•	During 2020, Interbank placed international subordinated bonds for US$300,000,000.
Interseguro:

•	In the Board’s Session held on June 30, 2020, Interseguro agreed to the capitalization of S/50,000,000 with charge to the period’s net profit.

•	On September 30, 2020, Interseguro placed subordinated bonds for US$25,000,000.

•	In the Shareholders’ Meeting held on December 24, 2020, Interseguro agreed to the capitalization of S/48,148,000 with charge to the retained earnings.

•	The Shareholders’ Meeting held on March 9, 2021, approved the capitalization of S/62,962,963, which includes the agreed amount from June 2020.

F-1
7

Notes to the consolidated financial statements (continued)

ii)	Operations
To sustain the Group’s operations, the following measures have been taken:

•	Provide employees with technological tools.

•	Implement new protocols for business continuity under the current circumstances.

•	Monitor supplier operations related to the supply of cash.

•	Reinforce IT systems and cybersecurity.

iii)	Distribution channels

•	Financial stores – implement flexible opening hours.

•	ATMs – Maintenance and availability of cash at full capacity.

•	Call center – Increase telephone operators.

•	Apps and home banking.

iv)	Employees

•	Implementation of Covid-19 protocols and health surveillance.

•	Home office implementation (work from home).

•	“Remote First” implementation (option to work remotely; permanently or under a hybrid model – home and office).

•	Implementation of digital services to strengthen health care.
Due to the nature of its operations, the subsidiary Inteligo, was not significantly impacted by the
Covid-19
pandemic.
In Management’s opinion, these and other additional measures implemented by the Group have enabled IFS and Subsidiairies to sufficiently address the negative effects of the
Covid-19
pandemic.

(c)	Initial Public Offering
On July 3, 2019, the Board of IFS approved the filing with the Securities and Exchange Commission of the United States of America (henceforth the “SEC”), of a Registration Statement under Form
F-1
of the Securities Exchange Act of 1933 of the United States of America, in relation with a proposal of an Initial Public Offering (henceforth “Offering”) of IFS’s common shares.
On July 18, 2019, IFS announced its Offering for approximatel
y 9,000,000 common shares at a price of US$46.00
per common share. The sale was performed by (i) IFS, (ii) Interbank, (iii) Intercorp Peru, and (iv) a non-related shareholder. Additionally, IFS granted the Offering placers a 30-day call option for up to 1,350,000 new common shares, as an additional initial issuance.
As result of
the
Offering, IFS sold 2,418,754 common shares held as treasury stock (including shares sold by Interbank), as well as approximately 1,150,000 new common shares to be issued. Intercorp Peru sold 2,531,246 shares, and the non-related
shareholder sold 3,000,000 shares. Additionally, the placers exercised the call option regarding 1,186,841 new common shares.
In this sense, IFS and Subsidiaries combined, sold 4,755,595 shares at US$46.00 per share. The sale value amounted to approximately US$218,757,000 (before issuance expenses).
The total impact of the Offering on the Company’s net equity, after discounting the issuance expenses, amounted to S/684,125,000 (approximately US$208,384,000), mainly explained by:

F-1
8

Notes to the consolidated financial statements (continued)

(i)
Issuance of 2,336,841 shares, for an amount of S/336,950,000, out of which S/74,571,000 correspond to capital stock and S/262,379,000 to capital surplus (net of issuance expenses for S/15,957,000), see Note 16(a).

(ii)
Sale of 2,418,754 share held as treasury stock, including shares sold by Interbank, for a total amount of S/347,175,000, which were recorded in captions “Treasury stock” and “Retained earnings”, as of December 31, 2019, see Note 16(b).

2.	Subsidiaries
IFS’s Subsidiaries include the following:

(a)	Banco Internacional del Peru S.A.A. - Interbank and Subsidiaries -
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
As of December 31, 2021, Interbank had 189 offices (215 offices as of December 31, 2020). Additionally, it holds approximately 100 percent of the shares of the following Subsidiaries:

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
Interproperties Peru (henceforth “Patrimonio Fideicometido – Interproperties Peru”), a structured entity incorporated in April 2008, in which several investors (related parties to the Group) contributed investment properties. Each investor or investors have ownership of and specific control over the contributed investment property. The fair values of the properties contributed by Interseguro, which were included in this structured entity as of December 31, 2021 and 2020, amounted
t
o S/71,302,000 and S/118,892,000,
respectively; see Note 7. For accounting purposes and under IFRS 10 “Consolidated Financial Statements” the assets included in said structure are considered “silos”, because they are ring-fenced parts of the wider structured entity (the Patrimonio Fideicometido - Interproperties Peru). The Group has ownership and decision-making power over these properties and the Group has the exposure or rights to their returns; therefore, the Group has consolidated the silos containing the investment properties that it controls.

In June and September 2019, Interseguro sold the entirety of its participation, equivalent to 15 percent, of the land lot located in Miraflores (Lima) called “Cuartel San Martín” to Urbi Propiedades S.A.C., a related entity, for an amount of S/63,132,000; Note 7(e).
Additionally, in November 2019, Interseguro and Interproperties Peru transferred an investment property (Lillingstone land lot, located in San Isidro) in favor of Interseguro, as well as the annulment of the corresponding certificates of participation. The amount of the transferred property amounted to S/253,557,000.

F-1
9

Notes to the consolidated financial statements (continued)

(c)	Inteligo Group Corp. and Subsidiaries -
Inteligo is an entity incorporated in the Republic of Panama. As of December 31, 2021 and 2020, it holds 100 percent of the shares of the following Subsidiaries:

Entity	Activity
Inteligo Bank Ltd.
It is incorporated in The Commonwealth of the Bahamas and has a branch established in the Republic of Panama that operates under an international license issued by the Superintendence of Banks of the Republic of Panama. Its main activity is to provide private and institutional banking services, mainly to Peruvian citizens.

Inteligo Sociedad Agente de Bolsa S.A.	It is a brokerage firm incorporated in Peru .

Inteligo Peru Holding S.A.C.
It is a financial holdin
g company incorporated in Peru in December 2018. As of December 31, 2021 and 2020, it holds 99.99 percent interest in Interfondos S.A. Sociedad Administradora de Fondos, a company that manages mutual funds and investment funds.

Inteligo USA, Inc.	It was incorporated in the United States of America in January 2019 and provides investment consultancy and related services.

(d)	Negocios e Inmuebles S.A. and Holding Retail Peru S.A. -
These entities were acquired by IFS as part of the purchase of Seguros Sura and Hipotecaria Sura in 2017; Note 9(b). In April 2021, Negocios e Inmuebles S.A. (the absorbing company) merged with Holding Retail Peru S.A. (the absorbed company), the latter being extinguished without liquidation. As of December 31, 2021, Negocios e Inmuebles S.A., hol
ds 8.50 percent of Interseguro’s capital stock (as of December 31, 2020, Negocios e Inmuebles S.A. and Holding Retail Peru S.A. held jointly 8.50 percent of Interseguro’s capital stock).

(e)	San Borja Global Opportunities S.A.C. -
Its corporate purpose is the marketing of products and services through Internet, telephony or related and it operates under the name of Shopstar, an online marketplace, dedicated to the sale of products from different stores locally.

(f)	IFS Digital S.A.C. –
Its corporate purpose is to perform any type of investments and related services and was incorporated in August 2020.

F-
20

Notes to the consolidated financial statements (continued)

The table below presents a summary of the consolidated financial statements of the main Subsidiaries, before adjustments and eliminations for consolidation, as of December 31, 2021 and 2020, in accordance with the IFRS. For information on business segments, see Note 28:

	Interbank and Subsidiaries		Interseguro		Inteligo and Subsidiaries
	2021	2020	2021	2020	2021	2020
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of financial position -
Cash and due from banks	14,390,759	17,702,412	1,055,105	358,035	1,533,043	596,796
Financial Investments	10,062,243	8,966,316	11,951,454	12,895,017	2,314,331	1,881,043
Loans, net	41,307,369	38,859,028	—	—	1,698,397	1,660,526
Investment property	—	—	1,224,454	1,043,978	—	—
Total assets	68,584,019	68,038,621	14,743,405	14,786,389	5,722,539	4,308,618
Deposits and obligations	44,966,330	44,576,836	—	—	4,171,832	2,855,498
Due to banks and correspondents	8,112,667	9,359,157	226,742	1,117	183,441	300,603
Bonds, notes and other obligations	6,938,988	6,491,890	262,933	238,993	—	—
Insurance contract liabilities	—	—	11,819,263	12,362,929	—	—
Total liabilities	61,581,982	61,814,096	13,233,420	13,321,241	4,427,452	3,233,691
Equity attributable to IFS’s shareholders	7,002,037	6,224,525	1,509,985	1,465,148	1,295,087	1,074,927
Consolidated statement of income -
Net interest and similar income	2,743,750	2,783,057	736,912	616,887	114,488	111,762
Impairment loss on loans, net of recoveries	(379,034)	(2,393,923)	—	—	(2,543)	(21)
Loss (recovery) due to impairment of financial investments	(527)	170	33,198	(33,819)	(1,615)	745
Net gain of investment property	—	—	21,969	5,438	—	—
Fee income from financial services, net	677,461	619,842	(6,802)	(6,056)	196,959	163,968
Insurance premiums and claims	—	—	(272,037)	(279,070)	—	—
Net profit (loss) for the year attributable to IFS’s shareholders	1,360,278	(5,672)	339,233	200,826	283,545	243,125
F-
21

Notes to the consolidated financial statements (continued)

3.	Significant accounting policies

3.1	Basis of presentation -
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
The following standards, interpretations or amendments have been adopted for the first time in 2021, but they have not had a significant impact on the Group’s consolidated financial statements:

•	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 “Interest Rate Benchmark Reform – Phase 2”
Phase 2 of the Interest Rate Benchmark Reform includes a series of relief measures and additional disclosures. The relief measures apply to financial instruments when the interest rate benchmarks are replaced by alternate interest rates (practically risk-free rates).

The amendments include the following practical expedients:

•
A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest.

•	Permit changes required by Interbank Offered Rates (henceforth “IBOR”) reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued.

•	Provide temporary relief to entities from having to meet the separately identifiable requirement when the risk-free interest rate instrument is designated as a hedge of a risk component.
As of December 31, 2021, Interbank holds exposure mainly to
USD-London
Interbank Offered Rate (henceforth “LIBOR”), thus the impact will be the change to another benchmark rate. In the United Kingdom, the Financial Conduct Authority (henceforth the “FCA”) is responsible of the regulation of the LIBOR rates. In the United States, the Federal Reserve Bank of New York is leading the transition of the
USD-LIBOR
into the robust rate benchmark Secured Overnight Financial Rate (henceforth “SOFR”).
In March 2021, the FCA informed that all LIBOR rates would stop being published or no longer be representative, defining two dates: the first one, immediately after December 31, 2021, in the case of the sterling pound, the euro, the Swiss franc, the yen and the US dollar, references to one week and two months; and the second one, immediately after June 30, 2023, in the case of the rest of US dollar rates, references to overnight, one, three, six and twelve months. In addition, in July 2021, the Alternative Reference Rates Committee (henceforth the “ARRC”) announced that it was formally recommending the CME Group’s forward-looking Secured Overnight Financing Rate term rates (henceforth the “SOFR Term Rates”) as the benchmark rate.

F-
22

Notes to the consolidated financial statements (continued)

Regarding the exposures, among the items potentially affecting Interbank are commercial loans, funding liabilities and derivative positions. The positions within the balance sheet that accrue interest at the
USD-LIBOR
rate are not significant and represent less tha
n
3

percent of the asset or liability, respectively. In the case of commercial loans, the agreements have been reviewed and the majority corresponds to syndicated loans where the leading banks do not yet define the rate at which to migrate. In the case of liabilities, there are exposures in loans and bonds. In the case of loans, the last date of interest calculation will be before June 30, 2023. In the case of issued bonds, there is an issuance that could pay interest based on LIBOR in the future, but this issuance has a fallback clause, which determines the conditions governing contracts when indices are not available. In derivative products, the “ISDA Protocol”, to which Interbank is expected to adhere to be aligned to the global market standard is under review. Considering that in all Interbank’s products global banks take part, the process of negotiation with clients will develop in line with advances at the global LIBOR level.
No
significant impacts are expected in the future on the Group’s consolidated financial statements.

•	Amendments to IFRS 16 “Leases”: Covid-19-related rent concessions beyond June 30, 2021
On May 2020, the IASB issued amendments to IFRS 16 that provide relief to lessees from applying such standards, which are related to lease modification accounting for rent concessions for the
Covid-19
pandemic. These amendments require a lessee applying the practical expedient, record the
Covid-19
related rent concessions as if they were not a lease modification. A lessee may elect not to assess whether a
Covid-19
related rent concession is a lease modification.
The amendment to IFRS 16 was intended to apply until June 30, 2021, but as the impact of the
Covid-19
pandemic is continuing, on March 31, 2021, the IASB extended the period of application of the practical expedient to June 30, 2022.
These amendments did not have impact on the Group’s consolidated financial statements.
Since January 1, 2019, the Group applies: (i) IFRS 16 “Leases”, whose accounting policies and impacts are described in Notes 3.4(k) and 8(e); and (ii) the first phase of the amendments to IFRS 9 “Financial Instruments”, IAS 39 “Financial Instruments: Recognition and Measurement”, and IFRS 7 “Financial Instruments: Disclosures”, referred to the Interest rate benchmark reform, whose accounting policies and impacts are described in Notes 3.4(ah) and 10(b)(vi).

3.3	Basis of consolidation -
The consolidated financial statements comprise the financial statement of IFS and its Subsidiaries (see Note 2).
For consolidation accounting purposes, control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns. Specifically, the Group controls an investee if and only if the Group has:

•	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);

•	Exposure, or rights, to variable returns from its involvement with the investee; and

•	The ability to use its power over the investee to affect its returns.

F-
23

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
For consolidation purposes, profit and loss and each component of other comprehensive income (henceforth “OCI”) are attributed to the equity holders of the Group’s parent Company and to the non-controlling
interests, even if this results in the
non-controlling
interests having a deficit balance. All assets and liabilities, income, expenses and cash flows relating to transactions between members of the Group are fully eliminated. When necessary, adjustments are made to the financial statement of Subsidiaries to bring their accounting policies into line with the Group’s accounting policies.
The subsequent acquisition of the
non-controlling
interest is directly recorded in the consolidated statement of changes in equity; the difference between the paid amount and the acquired net assets is registered as an equity transaction. Therefore, the Group reports no additional goodwill after the purchase of the non-controlling
interest and recognizes no profit or loss for the sale of the non-controlling
interest.
Assets in custody or managed by the Group, such as investment funds and others, are not part of the Group’s consolidated financial statements; see Note 3.4(ac).

3.4	Summary of significant accounting policies -

(a)	Foreign currency translation -
Functional and presentation currency:
The Group has determined that its functional and presentation currency is the Sol because it reflects the economic substance of the underlying events and circumstances relevant to most of the Group’s entities, insofar as its main operations and/or transactions, such as loans granted, financing obtained, sale of insurance premiums, interest and similar income, interest and similar expenses and an important percentage of purchases are established and settled in Soles. In addition, it corresponds to the functional currency to most of the Subsidiaries, except for Inteligo Bank, whose functional currency is the US Dollar.
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

F-
24

Notes to the consolidated financial statements (continued)

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
Interest income is recorded using the effective interest rate (henceforth “EIR”) method for all financial assets measured at amortized cost, interest rate derivatives for which hedge accounting is applied and the related amortization/recycling effect of hedge accounting. The interest income of financial assets that accrue interests measured at fair value through other comprehensive income according to IFRS 9 is also recorded using the EIR method. Interest expenses are also calculated using the EIR method for all financial liabilities held at amortized cost. The EIR exactly discounts estimated future cash flows through the expected life of the financial instrument or, when appropriate, a shorter period at the net carrying amount of the financial asset.
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
financial assets.

F-
25

Notes to the consolidated financial statements (continued)

When a financial asset becomes impaired, and, therefore, it is classified as Stage 3 (as established in Note 3.4(h)), the Group calculates the interest income by applying the EIR at the amortized cost of the asset. If the financial assets “recover”, as detailed in Note 30.1(d), and is no longer impaired, the Group recalculates the interest income in gross figures.
For purchased or originated credit-impaired (henceforth “POCI”) assets, as established in Note 30.1(d), the Group calculates the interest income by determining the credit-adjusted EIR at the amortized cost of the asset. The credit-adjusted EIR is the interest rate that, in the initial recognition, discounts the estimated future cash flows (including credit losses) at the amortized cost of POCI assets.
The interest income for all trading assets, that is, for those that are measured at fair value through profit or loss, are presented in the caption “Net gain of financial assets at fair value through profit or loss” of the consolidated statement of income.

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

F-2
6

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
Accounting policies for insurance activities:
The Group applies to insurance contracts the existing accounting policies prior to the adoption of IFRS (i.e., accounting standards established by the SBS for financial and insurance entities in Peru) with certain modifications as described below:

•
Incurred but not reported claims reserves (henceforth “IBNR”): These reserves are calculated and applied at each recording period using the Chain Ladder methodology, which considers past experience based on cumulative claims losses to estimate future claims developments.

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
Non-life
insurance contracts mainly include mandatory individual car accident insurance (henceforth “SOAT”) and credit card insurance, among others.

F-2
7

Notes to the consolidated financial statements (continued)

Insurance receivables:
Insurance receivables are initially recognized when due and are measured at the fair value of the consideration received or receivable. Consequently, in its initial recognition, insurance receivables are measured at amortized cost. As of December 31, 2021 and 2020, the carrying value of the insurance receivables is similar to their fair value due to their short-term maturity. The carrying value of insurance receivables is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable, with the impairment loss recorded in the consolidated statement of income.
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
Reinsurance assets are reviewed for impairment at each date of the consolidated statement of financial position or more frequently when necessary. Impairment arises when there is objective evidence the Group cannot receive all the outstanding amounts receivable under the contract terms and the event has a reliably measurable impact on the amounts that the Group will obtain from the reinsurer. Impairment loss is registered in the consolidated statement of income.
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

F-2
8

Notes to the consolidated financial statements (continued)

Insurance claims reserves include reserves for reported claims and an estimate of the IBNR. As of December 31, 2021 and 2020, IBNR reserves were determined on the basis of the Chain Ladder methodology, whereby the weighted average of past claims’ development is projected into the future. Adjustments to the liabilities at each reporting date are recorded in the consolidated statement of income. The liability is derecognized when the contract expires, is discharged or cancelled.
At each reporting date an assessment is made on whether the recognized life insurance liabilities are sufficient, by using an existing liability adequacy test as established by IFRS 4. In the case of annuities and retirement, disability and survival insurance, this test was conducted by using current assumptions for mortality and morbidity tables and interest rates. As of December 31, 2021 and 2020, Management determined that liabilities were sufficient and therefore, it has not recorded any additional life insurance contract liability.
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

F-2
9

Notes to the consolidated financial statements (continued)

(iv)	Acquisition costs
Acquisition costs related to the sale of new policies are recognized when incurred.

(e)	Financial instruments: Initial recognition -

(e.1)	Date of recognition -
Financial assets and liabilities, with the exception of loans, are initially recognized at the trading date. This includes regular transactions of purchases or sales of financial assets that require the delivery of assets within the time frame generally established by regulation or convention on the marketplace. Loans are recognized when the funds are transferred to the customers while deposits and obligations are recognized when the funds are received by the Group.

(e.2)	Initial measurement of financial instruments -
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

(e.3)	Day 1 profit or loss -
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

(e.4)	Measurement categories of financial assets and liabilities -
The Group classifies all of its financial assets based on the business model and the contractual terms, measured at either:

•	Amortized cost, as explained in Note 3.4(f.1).

•	Fair value through other comprehensive income, as explained in Notes 3.4(f.4) and (f.5).

•	Fair value through profit or loss, as explained in Note 3.4(f.7).
The Group classifies and measures its derivative and trading portfolio at fair value through profit or loss as explained in Notes 3.4(f.2) and (f.3). The Group may designate financial instruments at fair value through profit or loss, if so doing eliminates or significantly reduces measurement or recognition inconsistencies, as explained in Note 3.4(f.7).

F-
30

Notes to the consolidated financial statements (continued)

Financial liabilities, other than financial guarantees, are measured at amortized cost or at fair value through profit or loss when they are held for trading, are derivative instruments or the fair value designation is applied, as explained in Note 3.4(f.6). It should be noted that during 2021 and 2020, the Group only presents derivative financial instruments measured in this way.

(f)	Financial assets and liabilities -
The following is a description of the assets and liabilities held by the Group, as well as the criteria for their classification:

(f.1)	Assets measured at amortized cost -
As required by IFRS 9, the Group measure cash and due from banks inter-bank funds, financial investments in debt instruments, loans and other financial assets at amortized cost if the following two conditions are met:

•	The financial asset is held within a business model with the objective to hold financial assets to collect contractual cash flows, and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest (henceforth “SPPI”) on the principal amount outstanding.
The details of these conditions are presented below:

(f.1.1)	Business model assessment -
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
The expected frequency, value and timing of sales are also important aspects of the Group’s assessment. The business model assessment is based on reasonably expected scenarios without taking “worst case” or “stress case”. If cash flows after initial recognition are realized in a way that is different from the Group’s original expectations, the classification of the remaining financial assets that remain in that business model will not be changed, but incorporates such information when assessing newly purchased financial assets going forward.

(f.1.2)	The SPPI test -
As a second step of its classification process, the Group assesses the contractual terms to identify whether they meet the SPPI test.
“Principal”, for the purpose of this test, is defined as the fair value of the financial asset at initial recognition and may change over the life of the financial asset (for example, if there are repayments of principal or amortization of the premium/discount).

F-31

Notes to the consolidated financial statements (continued)

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
The Group enters into derivative transactions with various counterparties, such as: interest rate swaps, cross-currency swaps, foreign currency options and foreign currency forward contracts. Derivatives are recorded at fair value and carried as assets when their fair value is positive and as liabilities when their fair value is negative. The notional amount and fair value of such derivatives are presented separately in Note 10(b). Changes in the fair value of derivatives are included in net trading income unless hedge accounting is applied. Hedge accounting disclosures are presented in Note 3.4(j).

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

F-32

Notes to the consolidated financial statements (continued)

In the case of embedded derivatives in financial assets, they are not separated from the financial asset and, therefore, the classification rules are applied to the hybrid instrument in its entirety, as described in Note 3.4(e.4).
As of December 31, 2021 and 2020, the Group does not present embedded derivatives in its financial liabilities, which are needed to be separated from the host contract.

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
Debt instruments at fair value through other comprehensive income are subsequently measured at fair value through other comprehensive income. Interest income and foreign exchange gains and losses are recognized in profit or loss in the same manner as for financial assets measured at amortized cost, as explained in Note 3.4(f.1). The expected credit loss calculation for debt instruments at at fair value through other comprehensive income is explained in Note 3.4(h)(iii). When the Group holds more than one investment in the same security, they are deemed to be disposed of on a
“first-in
first-out”
basis. On derecognition, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss.

(f.5)	Equity instruments at fair value through other comprehensive income -
Upon initial recognition , the Group occasionally elects to classify irrevocably some of its equity investments as equity instruments at at fair value through other comprehensive income when not held for trading. Such classification is determined on an instrument-by-
instrument basis.
Gains and losses on these equity instruments are never recycled to profit even when the asset is sold. Dividends are recognized in the consolidated statement of income as income when the right of the payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the instrument, in which case, such gains are recorded in other comprehensive income. Equity instruments at fair value through other comprehensive income are not subject to an impairment assessment.

F-
33

Notes to the consolidated financial statements (continued)

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
The Group first establishes whether the instrument is a compound instrument and classifies such instrument’s components separately as financial liabilities, financial assets, or equity instruments in accordance with IAS 32. Classification of the liability and equity components of a convertible instrument is not revised as a result of a change in the likelihood that a conversion option will be exercised, even when exercising the option may appear to have become economically advantageous to some holders. When allocating the initial carrying amount of a compound financial instrument to the equity and liability components, the equity component is assigned as the residual amount after deducting from the entire fair value of the instrument, the amount separately determined for the liability component. The value of any derivative features (such as call options) embedded in the compound financial instrument, other than the equity component (such as an equity conversion option), is included in the liability component. Once the Group has determined the split between equity and liability, it further assesses whether the liability component has embedded derivatives that must be accounted for separately.

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
Financial assets and liabilities at fair value through profit or loss are recorded in the consolidated statement of financial position at fair value. Changes in fair value are recorded in profit and loss with the exception of movements in fair value of liabilities designated at fair value through profit or loss due to changes in the Group’s own credit risk. Such changes in fair value are recorded in other comprehensive income and do not get reclassified to profit or loss. Interest accrued on assets that must be measured at fair value through profit or loss is recorded using the contractual interest rate. Dividend income from equity instruments measured at fair value through profit or loss is recorded in profit or loss as “Interest and similar income”; see Note 19, when the right to the collection has been established.

(f.8)	Financial guarantees and letters of credit -
The Group issues financial guarantees, and letters of credit.

F-
34

Notes to the consolidated financial statements (continued)

Financial guarantees are initially recognized in the consolidated financial statements (within provisions) at fair value, which is equivalent to the commission received. Subsequent to initial recognition, the recognized liability is measured at the higher amount between: a) amount initially recognized less its cumulative amortization and b) an Expected Credit Loss (henceforth “ECL”) provision determined as set out in Note 3.4(h)(ii).
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
The reclassification of financial assets will take place as long as the business model that manages the financial assets is changed. It is expected that this change is very rare. These changes are determined by Management because of external or internal changes and must be significant for the Group’s operations and demonstrable to third parties. Consequently, a change in the Group’s business model will take place only when it begins or ceases to carry out an activity that is significant for its operations. As of December 31, 2021 and 2020, the Group has not reclassified its financial assets after their initial recognition. Financial liabilities are never reclassified.

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
As of December 31, 2021 and 2020, the Group did not keep any repurchase agreements.

(g)	Modification of financial assets and liabilities -

(g.1)	Modification of financial assets -
When the contractual cash flows of a financial asset are renegotiated or otherwise modified as a result of commercial restructuring activity rather than due to credit risk and impairment considerations, the Group performs an assessment to determine whether the modifications result in the derecognition of that financial asset. For financial assets, this assessment is based on qualitative factors.
When assessing whether or not to derecognize a loan to a customer, among others, the Group considers the following factors:

F-
35

Notes to the consolidated financial statements (continued)

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

(g.2)	Modification of financial liabilities -
When the modification of the terms of an existing financial liability is not judged to be substantial and, consequently, does not result in derecognition, the amortized cost of the financial liability is recalculated by computing the present value of estimated future contractual cash flows that are discounted at the financial liability’s original EIR. Any resulting difference is recognized immediately in profit or loss.
Regarding the financial liabilities, the Group considers a substantial amendment based on qualitative factors and provided it exists a difference between the present value of the discounted cash flows under the new conditions and the original book value of the financial liability is larger than ten percent.

(h)	Derecognition of financial assets and liabilities -

(h.1)	Derecognition due to substantial change in terms and conditions -
The Group derecognizes a financial asset, such as a loan to a customer, when the terms and conditions have been renegotiated to the extent that, substantially, it becomes a new loan, with the difference recognized as a derecognition gain or loss, to the extent that an impairment loss has not already been recorded.

(h.2)	Derecognition other than for substantial modification -

(h.2.1)	Financial assets
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when the rights to receive cash flows from the financial asset have expired.

•	The Group has transferred the financial asset if, and only if, either:

•	Has transferred its contractual rights to receive cash flows from the financial asset, or

•	It retains the rights to the cash flows, but has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement.
Pass-through arrangements are transactions whereby the Group retains the contractual rights to receive the cash flows of a financial asset (the ‘original asset’), but assumes a contractual obligation to pay those cash flows to one or more entities (the ‘eventual recipients’), when all of the following conditions are met:

F-3
6

Notes to the consolidated financial statements (continued)

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
The net loss originated as a consequence of the derecognition of financial asset accounts measured at amortized cost is calculated as the difference between the book value (impairment included) and the amount received.
As of December 31, 2021 and 2020, the Group did not recognize net losses as a consequence of derecognition of financial assets accounts.

F-3
7

Notes to the consolidated financial statements (continued)

(h.2.2)	Financial liabilities
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

(i)	Impairment of financial assets -

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
Based on the above mentioned process, IFS groups its loans into “Stage 1”, “Stage 2”, “Stage 3” and purchased or originated credit impaired financial assets (henceforth “POCI”), as described below:
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

F-3
8

Notes to the consolidated financial statements (continued)

POCI: Purchased or originated credit impaired assets are financial assets that are impaired on initial recognition. POCI assets are recorded at fair value at original recognition and interest income is subsequently recognized based on a credit-adjusted EIR. ECLs are only recognized or released to the extent that there is a subsequent change in the expected credit losses. It should be noted that during 2021 and 2020, the Group has not purchased or originated POCI financial assets.
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
In this regard, as of December 31, 2021 and 2020, the Group’s financial assets subject to a correction for expected credit loss include the following:

•	Cash and due from banks.

•	Inter-bank funds.

•	Financial investments; see Notes 3.4(f), 5 and 30.1(e).

•	Loans; see Notes 3.4(f.1), 6 and 30.1(d).

•	Due from customers on acceptances.

•	Other accounts receivable and other assets.
Due to the
Covid-19
pandemic, the Group has been periodically assessing impairment signs to timely identify an increase in the credit loss risk. Thus, for those financial assets other than financial investments and the loan portfolio, Management has estimated the expected credit loss, concluding that it is neither significant nor relevant, given that the maximum period considered for measuring expected credit losses is very small or, even if it implies a longer term, because the main debtor is the Central Reserve Bank (henceforth “BCRP”, by its Spanish acronym) or corresponds to cash in vaults of the Group.

F-3
9

Notes to the consolidated financial statements (continued)

(ii)	Calculation of ECL -
The Group calculates ECL based on three probability-weighted scenarios to measure the expected cash shortfalls, discounted at an approximation to the EIR. A cash shortfall is the difference between the cash flows that are due to an entity in accordance with the contract and the cash flows that the entity expects to receive.
The mechanics of the ECL calculations are described below, and the key elements include the following:

•
Probability of default (henceforth “PD”) is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the assessed period, if the financial asset has not been previously derecognized and is still in the portfolio. The definition of PD is further explained in Note 30.1(d).

•
Exposure at default (henceforth “EAD”) is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdowns on committed facilities, and accrued interest from missed payments. The definition of EAD is further explained in Note 30.1(d).

•
Loss Given Default (henceforth “LGD”) is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral. It is usually expressed as a percentage of the EAD. The definition of LGD is further explained in Note 30.1(d).

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

F-
40

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

•
Stage 3: When there is objective evidence that the financial instrument is impaired, the provision of credit losses will be calculated as the expected credit loss over the life of the asset. The method is similar to that for Stage 2, with the PD set at 100 percent.

It is possible that the inputs and models used to calculate the expected loss do not reflect all the characteristics of the market as of the date of the financial statements. As a result, occasionally, subsequent qualitative adjustments to the model are performed when there are significant differences. See Note 30.1(d.7).
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
The Group calculates the expected losses in a period that reflects the Group’s expectations regarding the client’s behavior, probability of default and the Group’s future risk mitigation procedures that could include the reduction or cancellation of lines of credit. Based on past experience and the Group’s expectations, the period during which the Group calculates the expected lifetime losses of this product until November 2021 was 17 months. From December 2021 it is 16 months.
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

F-
41

Notes to the consolidated financial statements (continued)

(v)	Forward-looking information -
In its expected credit loss models, the Group relies on the following macroeconomic variables as forward-looking information inputs as of December 31, 2021 and 2020:

	2021	2020
GDP growth	X	X
Unemployment rate		X
Gross capital formation	X
Consumer	X	X
Domestic demand	X	X
Purchase capacity		X
Real compensation		X
Unit labor cost		X
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

F-
42

Notes to the consolidated financial statements (continued)

A refinanced asset is initially classified into Stage 2 and there will be no clean-up
period. However, if the financial asset presents a default mark, it will be reclassified from Stage 2 to Stage 3.
During 2020 and due to the
Covid-19
pandemic, Interbank granted reschedulings to its clients, which consisted of modifying payment schedules and/or granting grace periods to mitigate the financial and economic impact. During 2021, Interbank granted reschedulings to clients with loans guaranteed by the “Reactiva Peru” program, which consisted of extending the original grace periods (12 months) to provide for an additional 6 or 12 months and modifying the payment schedules. Such rescheduling turned out to be in lesser proportions compared to those performed during 2020. Likewise, on the basis of a monitoring of the economic situation of the country as a consequence of the
Covid-19
pandemic, increases in the credit risk of said clients were identified and, therefore, additional provisions were constituted through subsequent adjustments to the expected loss model based on expert jugdments for each of the loans types. See Note 30.1(d).

(j)	Hedge derivatives -
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

F-
43

Notes to the consolidated financial statements (continued)

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

(k)	Leases -
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

F-
44

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

•
Estimating the incremental borrowing rate To determine the interest rate implicit in the lease, the Group uses its incremental borrowing rate - “IBR” to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use
asset in a similar economic environment. The IBR therefore reflects what the Group ‘would have to pay’, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency).The Group estimates the IBR using observable inputs such as the free-risk interest rates, Peruvian government yield curves of global bonds (in Dollars) and sovereign bonds (in Soles), and a credit risk differential, using a spread on the most recent debt issuance.

The Group used the exemption proposed by the standard for short term and low value assets; thus, short term and low value lease agreements are kept classified as operating leases, and the disbursements incurred due to these leases are recorded in the caption “Administrative expenses” of the consolidated statement of income.

F-
45

Notes to the consolidated financial statements (continued)

(ii)	The Group as a lessor –
As of December 31, 2021 and 2020, the Group holds the following types of leases:

•	Financial leases –
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
As of December 31, 2021 and 2020, leasing receivables are subject to the financial asset impairment policy; see Notes 3.4(f.1) and (g).

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

(l)	Customer Loyalty Program -
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

F-4
6

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

(m)	Services of purchase-sale of financial investments “principal versus agent”-
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

(n)	Investments in associates -
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

(o)	Investment property -
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

F-4
7

Notes to the consolidated financial statements (continued)

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
During 2021, the Group transferred part of the “Pardo y Aliaga” building, located in San Isidro, Lima, from “Property, furniture and equipment” to “Investment property”, for
S/1,615,000
. Likewise during 2020, considering the new rented spaces, the Group transferred part of the “Orquídeas” building, located in San Isidro, Lima, from “Property, furniture and equipment” to “Investment property”, for S/5,201,000.
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

(p)	Property, furniture and equipment, net -
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

F-
4
8

Notes to the consolidated financial statements (continued)

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

(q)	Assets seized through legal actions -
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

(r)	Intangible assets with finite useful lives -
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
On the other hand, when an insurance contract portfolio is acquired, whether directly from another insurance company, as described in Note 14(b), regarding the purchase of the portfolio of Complementary Accident Insurance for High-risk Activities (henceforth “SCTR” by its Spanish acronym) from Mapfre Peru Vida made in 2020, or as part of a business combination (the acquisition of Seguros Sura, see Note
9
(b)), the difference between the fair value of the insurance contracts liability and the value of the insurance contract liability, as measured with the acquirer’s accounting policies, is recognized as an intangible asset named “Present Value of
In-Force
Business” (henceforth “PVIF”).

The PVIFs resulting from the acquisition of Seguros Sura are recognized in the consolidated statement of financial position at their estimated market value at the acquisition date. After the initial recognition, the PVIF is recorded at cost, minus the cumulative amortization and cumulative impairment loss, if any. The PVIF is amortized on a linear basis over the useful life of the acquired policies, which has been estimated in ten years.
The recoverability of PVIF is considered as part of the liability adequacy test performed at each reporting period. PVIF is derecognized when the related contracts are settled or disposed of.
Changes in the estimated useful life or in the pattern of consumption of the expected future economic benefits embedded in the PVIF are recorded by changing the amortization period or method and are treated as a change in an accounting estimate.
Gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net amount of the disposal of the asset and the book value of this asset and they are recognized in the consolidated statement of income at the derecognition date.

F-
4
9

Notes to the consolidated financial statements (continued)

(s)	Goodwill -
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

(t)	Business combinations -
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
The Group determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical for the capacity to the ability to continue producing outputs , and the inputs acquired include an organized workforce with the necessary skills, knowledge or experience to performe that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without incurring in significant costs, effort or delay in the ability of continue producing outputs.

F-
50

Notes to the consolidated financial statements (continued)

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.
Any contingent consideration to be transferred by the acquirer shall be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 “Financial Instruments: Recognition and Measurement”, is measured at fair value with the changes in the consolidated statement of income or in the consolidated statement of other comprehensive income. If the contingent consideration is not within the scope of IFRS 9, this shall be measured according to the applicable IFRS. The contingent consideration that is classified as equity must not be measured again and its subsequent settlement shall be recorded in equity. As of December 31, 2021 and 2020, there have been no contingencies arising from business combinations.
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

(u)	Impairment of non-financial assets -
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

(v)	Due from customers on acceptances -
Due from customers on acceptances corresponds to accounts receivable from customers for import and export transactions, whose obligations have been accepted by the Group. The obligations that must be assumed by the Group for such transactions are recorded as liabilities.

(w)	Defined contribution pension plan -
The Group only operates a defined contribution pension plan. The defined contribution payable in the pension plan is in proportion to the services rendered to the Group by the employees and it is recorded as an expense in the caption “Salaries and employee benefits” of the consolidated statement of income. Unpaid contributions are recorded as liabilities.

F-
51

Notes to the consolidated financial statements (continued)

(x)	Provisions -
Provisions are recognized when the Group has a present obligation (legal or implicit) as a result of a past event, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the consolidated statement of income, net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a pre-tax
rate that reflects, where appropriate, the specific risks of the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a financial expense.

(y)	Contingencies -
Contingent liabilities are not recognized in the consolidated financial statements, but are disclosed in notes to the consolidated financial statements, unless the probability of an outflow of resources is remote. Contingent assets are not recorded in the consolidated financial statements, but they are disclosed if it is probable that an inflow of economic benefits will emerge.

(z)	Fair value measurement -
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

F-
5
2

Notes to the consolidated financial statements (continued)

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
Fair values of financial instruments measured at amortized cost are disclosed in Note 31(b).

(aa)	Income Tax -
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

F-
5
3

Notes to the consolidated financial statements (continued)

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

(ab)	Segment information -
IFRS 8 “Operating Segments” requires that the information of operating segments be disclosed consistently with information provided by the chief operating decision maker, who allocates resources to the segments and assesses their performance. Segment information is presented in Note 28.

(ac)	Fiduciary activities and management of funds -
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

(ad)	Earnings per share -
The amount of basic earnings per share is calculated by dividing the net profit for the year attributable to common shareholders by the weighted average number of common shares outstanding during the year. As of December 31, 2021 and 2020, the Group does not have financial instruments with dilutive effect, therefore, basic and diluted earnings per share are identical for the years reported.

(ae)	Capital surplus -
It is the difference between the nominal value of shares issued and their public offering price made in 2007 and 2019; see Note 1(c). Capital surplus is presented net of expenses incurred in the issuance of shares.

(af)	Treasury stock -
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

(ag)	Cash and cash equivalents -
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

F-
5
4

Notes to the consolidated financial statements (continued)

(ah)	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: “Interest Rate Benchmark Reform” - Phase 1 -
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

At the end of the periods 2020 and 2021, the Group has exposure to mainly
USD-LIBOR
rates; thus, the impact will be the change into other interest rate benchmark.
The main affected items within the Group are the derivative positions (interest rate swaps – IRS, and cross currency swaps – CCS, outstanding as of the transition date which accrue
USD-LIBOR
interest).
Additionally, the Group holds some financial instruments with exposure to Euro Interbank Offered Rate (henceforth “EURIBOR”). The exposure represents an amount equivalent to approximately 1% of the Interest Rate Swaps portfolio. The calculation methodology of EURIBOR changed during 2019 through the adoption of a hybrid methodology based mainly, to the extent possible, on observable market data and, in case they are not sufficient, on other market price sources, to assure the strength of EURIBOR. The European Securites and Markets Authority (henceforth the “ESMA”) has assumed the Chair of the EURIBOR College from the Belgian Financial Services and Markets Authority (henceforth the “FSMA”). This College is comprised of the supervisors of the credit institutions that contribute to EURIBOR. The Group expects that EURIBOR will continue to exist as benchmark rate in the foreseeable future.
These amendments did not have any significant impact on the Group´s consolidated financial statements.
Note 10(b)(vi) details the nominal value and the average term in years of derivative financial instruments that are subject to the interest rate benchmark reform.

F-
55

Notes to the consolidated financial statements (continued)

(ai)	Reclassifications on financial statements as of December 31, 2019 –
During 2020, the Company’s Management performed an analysis on the nature of the products “Renta Particular Plus” and “Renta Particular Plus - Vitalicio”, considering the important growth they have had during the last years, and which are recorded in the caption “Other accounts payable, provisions and other liabilities”, considering mainly the financial component included in these products. This analysis had the purpose to reflect better the characteristics of such products. In this regard, the product “Renta Particular Plus”, for which a majority of contracts (policies) have an important financial component, remained as a financial liability, while the product “Renta Particular Plus - Vitalicio”, which has a significant insurance component, was determined to be reclassified and presented as an insurance product according to IFRS 4 (Insurance contract liabilities).
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
The following is a description of the new and amended standards and interpretations issued, but which are not yet in force at the date of issuance of these consolidated financial statements. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective:

•	IFRS 17 “Insurance contracts” -
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

F-
5
6

Notes to the consolidated financial statements (continued)

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
IFRS 17 is effective for reporting periods beginning on or after 1 January 2023, with the presentation of comparative figures required. Early application is permitted, provided the entity also applies IFRS 9 and IFRS 15 on or before the date that it first applies IFRS 17. The Group has been applying these two standards since 2018.
Due to the complexity and the requirements established by IFRS 17, Management began the respective implementation procedure through its subsidiary, Interseguro, and must complete said process during the fourth quarter of 2022.

•	Amendments to IAS 1 “Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current” -
In January 2020, the IASB issued amendments to IAS 1 with the purpose of specifying the requisites for the classification of liabilities as current or non-current.
The amendments clarify:

•	What is meant by a right to defer a settlement arrangement.

•	That a right to defer must exist at the end of the reporting period.

•	That liability classification unaffected by the likehood that an entity will exercise its deferral right.

•	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.
The amendments are effective for annual periods beginning on January 1, 2023 and must be applied retrospectively. These amendments are not applicable to the Group because given the nature of its operations (mainly banking and insurance), it does not perform the classification of current and non-current
in its financial statements.

•	Amendments to IFRS 3 “Business Combinations: References to the Conceptual Framework” -
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

F-
5
7

Notes to the consolidated financial statements (continued)

The amendments are effective for annual periods beginning on or after January 1, 2022 and apply prospectively.
It is not expected that the amendments will have a significant impact on the Group’s consolidated financial statements.

•	Amendments to IAS 16 “Property, Plant and Equipment: Proceeds Before Intended Use” -
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
It is not expected that the amendments will have a significant impact on the Group’s consolidated financial statements.

•	Amendments to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets: Onerous Contracts – Cost of Fulfilling a Contract” -
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

F-
5
8

Notes to the consolidated financial statements (continued)

•	IFRS 9 “Financial Instruments – Fees in the ‘10 per cent’ Test for Derecognition of Financial Liabilities” -
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
It is not expected that the amendment will have a significant impact on the Group’s consolidated financial statements.

•	Amendments to IAS 8 “Accounting policies, changes in estimates and errors”: Definition of accounting estimates
In February 2021, the IASB issued amendments to IAS 8, in which it introduces a definition of accounting estimates. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates.
The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is allowed as long as this fact is disclosed.
It is not expected that the amendment will have a significant impact on the Group’s consolidated financial statements.

•	Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies -
In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 “Making Materiality Judgements”, in which it provides guidance and examples to help entities apply materiality judgments to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their “significant” accounting policies with a requirement to disclose their material accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.
The amendments to IAS 1 are applicable for annual periods beginning on or after January 1, 2023, with earlier application permitted. Since the amendments to the IFRS Practice Statement 2 provide non-mandatory
guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary.
As of the date of this report, the Group’s Management is assessing these amendments to determine their impact on the consolidated financial statements.

F-
5
9

Notes to the consolidated financial statements (continued)

3.6	Significant accounting judgments, estimates and assumptions -
The preparation of the consolidated financial statement of the Group requires Management to make judgments, estimates and assumptions that affect the reported amount of income, expenses, assets and liabilities, and the accompanying disclosures, as well as the disclosure of contingent liabilities. In the process of applying the Group’s accounting policies, Management has used judgments and assumptions about the future and other key sources to make its estimates at the reporting date, which have a significant risk that may cause a material adjustment to the value in books of assets and liabilities within the next financial year. The estimates and existing assumptions may change due to circumstances beyond the control of the Group and are reflected in assumptions if they occur. The items with the most impact recognized in the consolidated financial statements with judgements and/or considerable estimates include the following: the calculation of the impairment of the portfolio of loans and financial investments, the measurement of the fair value of the financial investments and investment properties, the assessment of the impairment of the goodwill, the liabilities for insurance contracts and the measurement of the fair value of derivative financial instruments; also, there are other estimates such as provisions for litigation, the estimated useful life of intangible assets, and property, furniture and equipment, and the estimation of assets and liabilities for deferred Income Tax, and the determination of terms and estimation of the interest rate of lease agreements. The accounting criteria used for each of these items are described in Note 3.4.

4.	Cash and due from banks and inter-bank funds

(a)	The detail of cash and due from banks is as follows:

	2021	2020
	S/(000)	S/(000)
Cash and clearing (b)	2,363,326	2,152,432
Deposits in the BCRP (b)	10,445,851	14,102,067
Deposits in banks (c)	3,607,134	1,891,420
Accrued interest	3,350	1,879

	16,419,661	18,147,798
Restricted funds (d)	684,804	617,684

Total	17,104,465	18,765,482

F-
60

Notes to the consolidated financial statements (continued)

(b)
In accordance with rules in force, Interbank is required to maintain a legal reserve to honor its obligations with the public. This reserve is comprised of funds kept in Interbank and in the BCRP and is made up as follows:

	2021	2020
	S/(000)	S/(000)
Legal reserve (*)
Deposits in the BCRP	6,366,151	4,603,067
Cash in vaults	2,171,601	1,958,921

Subtotal legal reserve	8,537,752	6,561,988
Non-mandatory reserve
Overnight BCRP deposits (**)	4,079,700	9,499,000
Cash and clearing	191,673	193,461

Subtotal non-mandatory reserve	4,271,373	9,692,461

Cash balances not subject to legal reserve	52	50

Total	12,809,177	16,254,499

(*)
The legal reserve funds maintained in the BCRP are
non-interest
bearing, except for the part that exceeds the minimum reserve required that accrued interest at a nominal annual rate. As of December 31, 2021 and 2020, the excess in foreign currency accrued interest in US Dollars at an annual average rate of 0.01 percent. During 2021 and 2020, Interbank did not maintain excess reserves in national currency.

In Group Management’s opinion, Interbank has complied with the requirements established by the rules in force related to the computation of the legal reserve.

(**)
As of December 31, 2021, it correspond to five term deposits in local currency that Interbank holds in the BCRP, with maturity in the first days of January 2022 and accrue interest at an annual interest rate of
2.50
percent (as of December 31, 2020, it correspond to six term deposits in local currency that Interbank maintained in the BCRP, matured in the first days of January 2021, and accrue interest at an annual interest rate of
0.25 percent).

(c)	Deposits in domestic banks and abroad are mainly in Soles and US Dollars, they are freely available and accrue interest at market rates.

F-
61

Notes to the consolidated financial statements (continued)

(d)	The Group maintains restricted funds related to:

	2021	2020
	S/(000)	S/(000)
Repurchase agreements with the BCRP (*)	419,410	542,922
Derivative financial instruments, Note 10(b)(i)	121,613	70,559
Inter-bank transfers (**)	141,681	—
Others	2,100	4,203

Total	684,804	617,684

(*)	As of December 31, 2021 and 2020, it correspond to deposits maintained in the BCRP which guarantee agreements with said entity; see Note 12(b).
(**)	Funds held at BCRP to guarantee transfers made through the Electronic Clearing House (henceforth “CCE”, by its Spanish acronym).
Cash and cash equivalents presented in the consolidated statements of cash flows exclude the restricted funds and accrued interest; see Note 3.4(ag).

(e)	Inter-bank funds
These are loans made between financial institutions with maturity, in general, minor than 30 days. As of December 31, 2021, Inter-bank funds assets accrue interest at an annual rate of 2.50 percent in national currency (annual rate of 0.25 percent in foreign currency as of December 31, 2020) and do not have specific guarantees.
As of December 31, 2020, Inter-bank funds liabilities accrue interest at an annual rate of 0.25 percent in foreign currency and did not have specific guarantees.

F-
62

Notes to the consolidated financial statements (continued)

5.	Financial investments

(a)	This caption is made up as follows, as of December 31, 2021 and 2020:

	2021	2020
	S/(000)	S/(000)
Debt instruments measured at fair value through other comprehensive income (b) and (c)	17,629,787	17,902,352
Investments at amortized cost (d)	3,225,174	2,650,930
Investments at fair value through profit or loss (e)	2,706,271	2,042,777
Equity instruments measured at fair value through other comprehensive income (f)	623,718	1,373,548

Total financial investments	24,184,950	23,969,607

Accrued income
Debt instruments measured at fair value through other comprehensive income (b)	291,488	251,140
Investments at amortized cost (d)	70,856	56,368

Total	24,547,294	24,277,115

In the determination of the expected loss for the financial investments’ portfolio, the Group has not needed to apply any subsequent adjustment to the model through the exercise of expert judgment, as it has been in the case of the loan portfolio, see Note 30.1, because the most significant investments held as of December 31, 2021 and 2020 are permanently evaluated by local and international credit-rating agencies, in an individual manner. These agencies periodically modify the ratings of the issuers in accordance with the risk variation of each financial instrument, based on the particular situation of issuers.

F-
63

Notes to the consolidated financial statements (continued)

(b)	The following is a detail of debt instruments measured at fair value through other comprehensive income:

		Unrealized gross amount				Annual effective interest rates
	Amortized cost	Gains	Losses (c)	Estimated fair value	Maturity	S/		US$
	S/(000)	S/(000)	S/(000)	S/(000)		Min	Max	Min	Max
						%	%	%	%
2021
Corporate, leasing and subordinated bonds (*) (***)	8,125,394	326,929	(300,143)	8,152,180	Jan-22 / Feb-97	0.31	12.48	0.74	23.15
Sovereign Bonds of the Republic of Peru (**) (***)	7,374,357	44	(655,048)	6,719,353	Aug - 24 / Feb-55	3.03	6.91	—	—
Variable interest Certificates of Deposit issued by the Central Reserve Bank of Peru	1,440,926	131	(113)	1,440,944	Jan-22 / Mar-22	0.04	0.04	—	—
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	179,815	—	(608)	179,207	Jan-22 / Mar-23	0.31	2.28	—	—
Global Bonds of the Republic of Peru (***)	537,871	—	(11,148)	526,723	Jul-25 / Dec-32	—	—	1.81	2.83
Bonds guaranteed by the Peruvian government	529,142	7,973	(12,710)	524,405	Oct-24 / Oct-33	3.35	5.51	3.53	7.62
Global Bonds of the Republic of Colombia	88,180	—	(1,205)	86,975	Mar-23 / Feb-24	—	—	1.93	2.48

Total	18,275,685	335,077	(980,975)	17,629,787

Accrued interest				291,488

Total				17,921,275

		Unrealized gross amount				Annual effective interest rates
	Amortized cost	Gains	Losses (c)	Estimated fair value	Maturity	S/		US$
	S/(000)	S/(000)	S/(000)	S/(000)		Min	Max	Min	Max
						%	%	%	%
2020
Corporate, leasing and subordinated bonds (*) (***)	8,031,775	1,046,789	(121,797)	8,956,767	Mar-21 / Feb-97	0.04	13.33	0.44	10.73
Sovereign Bonds of the Republic of Peru (**) (***)	5,765,074	589,423	(154)	6,354,343	Aug-24 / Feb-55	0.15	6.13	—	—
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	1,279,644	4,087	(5)	1,283,726	Jan-21 / Mar-23	0.25	2.28	—	—
Bonds guaranteed by the Peruvian government	566,915	79,762	—	646,677	Oct-24 / Jul-34	0.58	2.61	2.64	4.24
Global Bonds of the Republic of Peru (***)	491,791	9,189	—	500,980	Jul-25 / Dec-32	—	—	1.04	1.79
Global Bonds of the Republic of Colombia	157,405	2,454	—	159,859	Jul-21 / Feb-24	—	—	0.25	1.38

Total	16,292,604	1,731,704	(121,956)	17,902,352

Accrued interest				251,140

Total				18,153,492

(*)
As of December 31, 2021 and 2020, Inteligo holds corporate bonds and mutual funds from different entities for approximately S/391,616,000 and S/393,364,000, respectively, which guarantee loans with Credit Suisse First Boston and Bank J. Safra Sarasin; see
 Note 12(d).

(**)
As of December 31, 2021 and 2020, Interbank holds Sovereign Bonds of the Republic of Peru for approximately S/335,529,000 and S/320,713,000, respectively, which guarantee loans with the BCRP, see Note 12(b).

(***)
As of December 2021, 2020 and 2019, the Group recognized net gains from the sale of financial investments for S/288,923,000, S/185,383,000 and S/112,215,000, respectively, due to the sale of sovereign bonds, corporate bonds and global bonds for S/2,116,903,000, S/1,387,643,000 and S/1,497,451,000, respectively, in each of these years.

F-
64

Notes to the consolidated financial statements (continued)

The following table shows the credit quality and maximum exposure to credit risk based on the Group’s internal credit rating of debt instruments measured at fair value through other comprehensive income as of December 31, 2021 and 2020. The amounts presented do not consider impairment.

	2021				2020
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	1,917,827	—	—	1,917,827	7,051,739	—	—	7,051,739
Standard grade	14,815,454	896,506	—	15,711,960	10,638,473	31,939	—	10,670,412
Sub-standard grade (*)	—	—	—	—	—	180,201	—	180,201
Impaired
Individual	—	—	—	—	—	—	—

Total	16,733,281	896,506	—	17,629,787	17,690,212	212,140	—	17,902,352

(*)
As of December 31, 2020,
C
orresponds to the investment in debt instrument issued by Rutas de Lima whose expected loss, amortized cost and unrealized loss amount ing
 to S/61,059,000, S/295,720,000 and S/115,519,000, respectively. As of December 31, 2021, this investment presented an upgrade in its credit rating to “standard”.

(c)
The Group, according to the business model applied to these debt instruments, has the capacity to hold these investments for a sufficient period that allows the early recovery of the fair value, up to the maximum period for the early recovery or the due date.

F-
65

Notes to the consolidated financial statements (continued)

The following table shows the analysis of changes in fair value and the corresponding expected credit loss:

	2021
Gross carrying amount of debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	17,690,212	212,140	—	17,902,352
New originated or purchased assets	4,515,849	—	—	4,515,849
Assets matured or derecognized (excluding write-offs)	(3,104,080)	(149,785)	—	(3,253,865)
Change in fair value	(2,845,868)	608,321	—	(2,237,547)
Transfers to Stage 1	3,979	(3,979)	—	—
Transfers to Stage 2	(217,915)	217,915	—	—
Transfers to Stage 3	—	—	—	—
Write-offs	—	—	—	—
Foreign exchange effect	691,104	11,894	—	702,998

End of year balances	16,733,281	896,506	—	17,629,787

	2021
Movement of the allowance for expected credit losses for debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	9,417	62,143	—	71,560
New originated or purchased assets	2,723	246	—	2,969
Assets matured or derecognized (excluding write-offs)	(3,360)	(27)	—	(3,387)
Transfers to Stage 1	1,058	(1,058)	—	—
Transfers to Stage 2	(857)	857	—	—
Transfers to Stage 3	—	—	—	—
Effect on the expected credit loss due to the change of the stage during the year	—	15,696	—	15,696
Others (*)	80	(46,256)	—	(46,176)
Write-offs	—	—	—	—
Recoveries	—	—	—	—
Foreign exchange effect	395	51	—	446

Expected credit loss at the end of the period	9,456	31,652	—	41,108

(*)	Corresponds mainly to the effects on the expected loss because of changes in investment ratings and which have not necessarily resulted in stage transfers during the year.

F-
6
6

Notes to the consolidated financial statements (continued)

	2020
Gross carrying amount of debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	13,676,854	333,175	—	14,010,029
New originated or purchased assets	6,361,898	7,956	—	6,369,854
Assets matured or derecognized (excluding write-offs)	(3,024,176)	—	(9,780)	(3,033,956)
Change in fair value	388,695	(129,146)	(15,318)	244,231
Transfers to Stage 1	—	—	—	—
Transfers to Stage 2	—	—	—	—
Transfers to Stage 3	(25,098)	—	25,098	—
Write-offs	—	—	—	—
Foreign exchange effect	312,039	155	—	312,194

End of year balances	17,690,212	212,140	—	17,902,352

	2020
Movement of the allowance for expected credit losses for debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	6,849	27,894	—	34,743
New originated or purchased assets	120	—	—	120
Assets matured or derecognized (excluding write-offs)	(811)	—	(8,068)	(8,879)
Transfers to Stage 1	—	—	—	—
Transfers to Stage 2	—	—	—	—
Transfers to Stage 3	(422)	—	422	—
Effect on the expected credit loss due to the change of the stage during the year	—	—	7,646	7,646
Others (*)	(230)	34,247	—	34,017
Write-offs	—	—	—	—
Recoveries	—	—	—	—
Foreign exchange effect	3,911	2	—	3,913

Expected credit loss at the end of the period	9,417	62,143	—	71,560

(*)	Corresponds mainly to the effects on the expected loss because of changes in investment ratings and which have not necessarily resulted in stage transfers during the year.
In the determination of the expected loss for the portfolio of financial investments, for the years 2021 and 2020, it has not been necessary to perform a subsequent adjustment to the model because it captures the expected loss in a satisfactory manner considering the Group portfolio investments.
As a result of the assessment of the impairment of its debt instruments at fair value through other comprehensive income, the Group recorded a reversal of impairment of
S/30,898,000 and expenses amounting to S/32,904,000
during 2021 and 2020, respectively, which are presented in the caption “Recovery (loss) to impairment of financial investments” in the consolidated statement of income. The movement of unrealized results of investments at fair value through other comprehensive income, net of Income Tax and non-controlling
interest, is presented in Notes 16(d) and (e).

F-
6
7

Notes to the consolidated financial statements (continued)

(d)
As of December 31, 2021 and 2020, investments at amortized cost corresponds to Sovereign Bonds of the Republic of Peru issued in Soles, for an amount of S/3,296,030,000 and S/2,707,298,000, respectively, including accrued interest. Said investments present low credit risk and the expected credit loss is not significant.

As of December 31, 2021 and 2020, these investments have maturity dates that range from September 2023 to August 2037, have accrued interest at effective annual rates ranging from 4.29 percent and 6.58 percent, and estimated fair value amounting to approximately S/3,181,392,000 (as of December 31, 2020, their maturity dates ranged from September 2023 to August 2037, accrued interests at effective annual rates between 4.29 percent and 5.15 percent, and its estimated fair value amounted to approximately S/2,988,539,000).
During 2019, the Government of the Republic of Peru performed public offerings to buyback certain sovereign bonds, with the purpose of renewing its debt and funding the fiscal deficit. Considering the purpose of this offering, subsequently to it, there should not be existing remaining sovereign bonds of the repurchased issuances or, in case of existing, they would become illiquid on the market. In that sense, Interbank took part of these public offerings and sold to the Government of the Republic of Peru sovereign bonds classified as investments at amortized cost for approximately S/340,518,000, generating a gain amounting to S/8,474,000, which was recorded in the caption “Net gain from derecognition of financial investments at amortized cost” of the consolidated statement of income. Notwithstanding the aforementioned, and with the purpose of maintaining its asset management strategy,
Interbank

purchased simultaneously other sovereign bonds of the Republic of Peru for approximately S/340,432,000 and classified them as investments at amortized cost. In Management’s opinion and pursuant to IFRS 9, said transaction is congruent with the Group’s business model because although said sales were significant, they were infrequent and were performed with the sole purpose of facilitating the debt renewal and the funding of the fiscal deficit of the Republic of Peru, and thus the business model regarding these assets has always been the collection of the contractual cash flows.
As of December 31, 2021 and 2020, Interbank keeps loans with the BCRP that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/1,643,293,000 and S/1,071,740,000, respectively; see Note 12(b).

F-
6
8

Notes to the consolidated financial statements (continued)

(e)	The composition of financial instruments at fair value through profit or loss is as follows:

	2021	2020
	S/(000)	S/(000)
Equity instruments
Local and foreign mutual funds and investment funds participations	1,830,098	1,260,929
Listed shares	651,813	396,605
Non-listed shares	184,973	122,013
Debt instruments
Indexed Certificates of Deposit issued by the BCRP	—	182,888
Corporate, leasing and subordinated bonds	39,387	80,342

Total	2,706,271	2,042,777

As of December 31, 2021 and 2020, investments at fair value through profit or loss include investments held for trading for approximately S/282,781,000 and S/357,325,000, respectively; and those assets that are necessarily measured at fair value through profit or loss for approximately S/2,423,490,000 and S/1,685,452,000, respectively.
As of December 31, 2021, 2020 and 2019, the Group recognized gains from valuation of instruments at fair value through profit or loss of

approximately S/85,075,000, S/205,090,000 and S/41,027,000, respectively, which are in the
 caption “Net gain from financial assets at fair value through profit or loss” of the consolidated statement of income.

F-6
9

Notes to the consolidated financial statements (continued)

(f)	As of December 31, 2021 and 2020, the composition of equity instruments measured at fair value through other comprehensive income is as follows:

	2021	2020
	S/(000)	S/(000)
Listed shares (g)	583,684	1,337,189
Non-listed shares	40,034	36,359

Total	623,718	1,373,548

As of December 31, 2021 and 2020, it corresponds to investments in shares in the biological sciences, distribution of machinery, energy, telecommunications, financial and massive consumption sectors that are listed on domestic and foreign markets.
During 2021, 2020 and 2019, the Group received dividends from these investments for approximately
S/24,492,000, S/12,822,000 and S/13,716,000, respectively, which are included in the caption “Interest and similar income” in the consolidated statement of income.

(g)
In October 2021, the Group sold the 2,396,920 shares it held in InRetail Peru Corp. (a related entity), which represented 2.33 percent of its capital stock and which were irrevocably designated at fair value through other comprehensive income. The shares are traded on the Lima Stock Exchange, at market value for a total amount of US$84,108,000, equivalent to S/341,646,000. Since the acquisition date, the Group had recorded a cumulative gain on valuation for approximately S/270,993,000. In accordance with the provisions of IFRS 9 and considering the classification of this investment; this gain was recorded as a decrease in the caption “Unrealized results, net” and an increase in the caption “Retained earnings” of the consolidated statements of changes in equity.

In addition, during 2021, the Group
sold 58,330,820
other shares, which were irrevocably designated at fair value through other comprehensive income. The amount of the sale was
S/1,240,052,000 generating total gains for approximately S/180,905,000 (in 2020, the Group sold 994,915 shares for an amount of
S/158,083,000
, generating total losses of approximately
S/24,154,000)
. Said gains and losses were reclassified to caption “Retained Earnings” of the consolidated statement of changes in equity.

F-
70

Notes to the consolidated financial statements (continued)

(h)
The following is the balance of investments at fair value through other comprehensive income (debt and equity instruments) and investments at amortized cost as of December 31, 2021 and 2020 classified by contractual maturity (without including accrued interest):

	2021		2020
	Investments at fair value through other comprehensive income	Investments at amortized cost	Investments at fair value through other comprehensive income	Investments at amortized cost
	S/(000)	S/(000)	S/(000)	S/(000)
Up to 3 months	1,597,490	—	995,001	—
From 3 months to 1 year	185,274	—	188,848	—
From 1 to 3 years	1,126,012	1,143,436	686,905	499,125
From 3 to 5 years	2,418,557	456,784	1,190,562	652,230
From 5 years onwards	12,302,454	1,624,954	14,841,036	1,499,575
Equity instruments (without maturity)	623,718	—	1,373,548	—

Total	18,253,505	3,225,174	19,275,900	2,650,930

(i)	Below are the debt instruments measured at fair value through other comprehensive income and at amortized cost according to the stages indicated by IFRS 9 as of December 31, 2021 and 2020:

	2021
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	9,944,527	—	—	9,944,527
Corporate, leasing and subordinated bonds	7,342,649	809,531	—	8,152,180
Variable interest Certificates of Deposit issued by the BCRP	1,440,944	—	—	1,440,944
Negotiable Certificates of Deposit issued by the BCRP	179,207	—	—	179,207
Global Bonds of the Republic of Peru	526,723	—	—	526,723
Bonds guaranteed by the Peruvian government	524,405	—	—	524,405
Global Bonds of the Republic of Colombia	—	86,975	—	86,975

Total	19,958,455	896,506	—	20,854,961

	2020
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	9,005,273	—	—	9,005,273
Corporate, leasing and subordinated bonds	8,744,627	212,140	—	8,956,767
Negotiable Certificates of Deposit issued by the BCRP	1,283,726	—	—	1,283,726
Bonds guaranteed by the Peruvian government	646,677	—	—	646,677
Global Bonds of the Republic of Peru	500,980	—	—	500,980
Global Bonds of the Republic of Colombia	159,859	—	—	159,859

Total	20,341,142	212,140	—	20,553,282

F-
71

Notes to the consolidated financial statements (continued)

6.	Loan, net

(a)	This caption is made up as follows:

	2021	2020
	S/(000)	S/(000)
Direct loans
Loans (*)	35,490,230	34,718,320
Credit cards and other loans (**)	4,814,758	4,379,884
Leasing	1,110,958	1,211,324
Factoring	867,765	571,994
Discounted notes	572,334	468,664
Advances and overdrafts	40,978	39,414
Refinanced loans	236,520	287,119
Past due and under legal collection loans	1,554,679	1,405,185

	44,688,222	43,081,904

Plus (minus)
Accrued interest from performing loans	404,923	445,122
Unearned interest and interest collected in advance	(22,645)	(22,752)
Impairment allowance for loans (d)	(2,064,917)	(2,984,851)

Total direct loans, net	43,005,583	40,519,423

Indirect loans, Note 18(a)	4,440,458	4,611,931

(*)
As of December 31,
2021
and 2020, Interbank maintains repo operations of loans represented in securities according to the BCRP’s definition. In consequence, loans provided as guarantee amounts to S/4,401,121,000 and S/5,902,540,00, respectively, and is presented in the caption “Loan, net”, and the related liability is presented in the caption “Due to banks and correspondents” of the consolidated statement of financial position; see Note 12(b).

(**)	As of December 31, 2021 and 2020, it includes non-revolving consumer loans related to credit card lines for approximately S/2,536,448,000 and S/2,343,079,000, respectively.

(b)	The classification of the direct loan portfolio is as follows:

	2021	2020
	S/(000)	S/(000)
Commercial loans (c.1)	22,118,918	22,001,567
Consumer loans (c.1)	12,514,499	11,416,175
Mortgage loans (c.1)	8,552,304	7,721,267
Small and micro-business loans (c.1)	1,502,501	1,942,895

Total	44,688,222	43,081,904

During 2020, the balance of the direct loans includes disbursements made by Interbank within the “Reactiva Peru” program for approximately
S/6,617,000,000, out of which S/5,159,000,000 were granted to clients of its commercial loans and S/1,458,000,000 to clients of its small and micro-business loans, see Notes 1(b.2) and 30.1.

F-
7
2

Notes to the consolidated financial statements (continued)

The balance of rescheduled loans under the “Reactiva Peru” program as of December 31, 2021 and 2020 is as follows:

	2021	2020
	S/(000)	S/(000)
Commercial loans	3,848,904	5,158,721
Small and micro-business loans	1,047,233	1,457,047

Total	4,896,137	6,615,768

For purposes of estimating the impairment loss in accordance with IFRS 9, the Group’s loans is segmented into homogeneous groups that share similar risk characteristics; the Group determined these 3 types of portfolios: Retail Banking (consumer and mortgage loans), Commercial Banking (commercial loans) and Small Business Banking (loans to small and micro-business).

F-
7
3

Notes to the consolidated financial statements (continued)

(c)
The following table shows the credit quality and maximum exposure to credit risk based on the Group’s internal credit rating as of December 31, 2021 and 2020. The amounts presented do not consider impairment.

	2021				2020
Direct loans, (c.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	33,465,863	428,269	—	33,894,132	29,056,184	1,268,445	—	30,324,629
Standard grade	4,408,249	371,023	—	4,779,272	4,354,168	1,534,936	—	5,889,104
Sub-standard grade	1,918,709	1,191,914	—	3,110,623	692,669	1,159,438	—	1,852,107
Past due but not impaired	729,660	862,359	—	1,592,019	790,257	1,781,871	—	2,572,128
Impaired
Individually	—	—	41,069	41,069	—	—	7,678	7,678
Collectively	—	—	1,271,107	1,271,107	—	—	2,436,258	2,436,258

Total direct loans	40,522,481	2,853,565	1,312,176	44,688,222	34,893,278	5,744,690	2,443,936	43,081,904

	2021				2020
Contingent Credits: Guarantees and stand-by letters, import and export letters of credit (substantially, all indirect loans correspond to commercial loans)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	3,871,575	347,420	—	4,218,995	3,938,193	460,431	—	4,398,624
Standard grade	79,334	798	—	80,132	104,499	68,379	—	172,878
Sub-standard grade	33,453	82,821	—	116,274	65	10,302	—	10,367
Past due but not impaired	—	—	—	—	—	—	—	—
Impaired
Individually	—	—	12,909	12,909	—	—	22,607	22,607
Collectively	—	—	12,148	12,148	—	—	7,455	7,455

Total indirect loans	3,984,362	431,039	25,057	4,440,458	4,042,757	539,112	30,062	4,611,931

F-
74

Notes to the consolidated financial statements (continued)

(c.1)	The following tables show the credit quality and maximum exposure to credit risk for each classification of the direct loans:

	2021				2020
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	16,535,489	372,946	—	16,908,435	15,876,174	757,184	—	16,633,358
Standard grade	2,229,068	163,143	—	2,392,211	2,902,150	966,358	—	3,868,508
Sub-standard grade	1,094,980	509,141	—	1,604,121	304,843	124,287	—	429,130
Past due but not impaired	376,301	324,017	—	700,318	419,007	414,829	—	833,836
Impaired
Individually	—	—	41,069	41,069	—	—	7,678	7,678
Collectively	—	—	472,764	472,764	—	—	229,057	229,057

Total direct loans	20,235,838	1,369,247	513,833	22,118,918	19,502,174	2,262,658	236,735	22,001,567

	2021				2020
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	9,365,186	53,219	—	9,418,405	6,615,423	209,136	—	6,824,559
Standard grade	1,386,872	75,474	—	1,462,346	798,142	400,173	—	1,198,315
Sub-standard grade	527,381	391,980	—	919,361	135,137	539,175	—	674,312
Past due but not impaired	89,186	270,241	—	359,427	133,187	882,195	—	1,015,382
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	354,960	354,960	—	—	1,703,607	1,703,607

Total direct loans	11,368,625	790,914	354,960	12,514,499	7,681,889	2,030,679	1,703,607	11,416,175

F-
75

Notes to the consolidated financial statements (continued)

	2021				2020
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	6,749,848	1,838	—	6,751,686	5,447,111	24,010	—	5,471,121
Standard grade	715,652	43,702	—	759,354	422,425	145,076	—	567,501
Sub-standard grade	287,750	159,549	—	447,299	217,289	371,910	—	589,199
Past due but not impaired	231,610	93,827	—	325,437	233,595	416,371	—	649,966
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	268,528	268,528	—	—	443,480	443,480

Total direct loans	7,984,860	298,916	268,528	8,552,304	6,320,420	957,367	443,480	7,721,267

	2021				2020
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Not impaired
High grade	815,340	266	—	815,606	1,117,476	278,115	—	1,395,591
Standard grade	76,657	88,704	—	165,361	231,451	23,329	—	254,780
Sub-standard grade	8,598	131,244	—	139,842	35,400	124,066	—	159,466
Past due but not impaired	32,563	174,274	—	206,837	4,468	68,476	—	72,944
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	174,855	174,855	—	—	60,114	60,114

Total direct loans	933,158	394,488	174,855	1,502,501	1,388,795	493,986	60,114	1,942,895

F-
7
6

Notes to the consolidated financial statements (continued)

(d)	The balances of the direct and indirect loan portfolio and th e movement of the respective allowance for expected credit loss, calculated according to IFRS 9, is as follows:
(d.1) Direct loans

	2021				2020
Gross carrying amount of direct loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Beginning of year balances	34,893,278	5,744,690	2,443,936	43,081,904	34,822,014	2,540,245	894,885	38,257,144
New originated or purchased assets	21,545,125	—	—	21,545,125	21,449,051	—	—	21,449,051
Assets matured or derecognized (excluding write-offs)	(14,791,609)	(760,419)	(126,811)	(15,678,839)	(13,398,763)	(484,271)	(68,664)	(13,951,698)
Transfers to Stage 1	4,351,705	(3,843,213)	(508,492)	—	730,043	(728,403)	(1,640)	—
Transfers to Stage 2	(2,064,223)	2,730,130	(665,907)	—	(5,701,687)	5,737,777	(36,090)	—
Transfers to Stage 3	(810,812)	(775,058)	1,585,870	—	(1,105,357)	(1,232,556)	2,337,913	—
Write-offs	—	—	(1,444,538)	(1,444,538)	—	—	(925,960)	(925,960)
Others (*)	(3,593,568)	(316,605)	(16,412)	(3,926,585)	(2,833,086)	(146,760)	216,109	(2,763,737)
Foreign exchange effect	992,585	74,040	44,530	1,111,155	931,063	58,658	27,383	1,017,104

End of year balances	40,522,481	2,853,565	1,312,176	44,688,222	34,893,278	5,744,690	2,443,936	43,081,904

	2021				2020
Changes in the allowance for expected credit losses for direct loans, see (d.1.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Expected credit loss at the beginning of year balances	180,241	1,145,207	1,659,403	2,984,851	461,892	394,773	538,114	1,394,779

Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	397,989	—	—	397,989	451,031	—	—	451,031
Assets matured or derecognized (excluding write-offs)	(114,680)	(65,927)	(43,917)	(224,524)	(83,688)	(59,007)	(33,298)	(175,993)
Transfers to Stage 1	439,400	(438,283)	(1,117)	—	75,293	(74,069)	(1,224)	—
Transfers to Stage 2	(208,937)	428,732	(219,795)	—	(464,875)	480,358	(15,483)	—
Transfers to Stage 3	(116,057)	(271,149)	387,206	—	(78,182)	(364,587)	442,769	—
Impact on the expected credit loss for credits that change stage in the year (***)	(107,177)	(238,805)	239,241	(106,741)	(97,685)	770,405	1,478,591	2,151,311
Others (**)	479,443	(159,658)	13,495	333,280	(86,483)	(17,357)	54,482	(49,358)

Total	769,981	(745,090)	375,113	400,004	(284,589)	735,743	1,925,837	2,376,991
Write-offs	—	—	(1,525,094)	(1,525,094)	—	—	(925,960)	(925,960)
Recovery of written–off loans	—	—	181,969	181,969	—	—	106,395	106,395
Foreign exchange effect	6,234	4,764	12,189	23,187	2,938	14,691	15,017	32,646

Expected credit loss at the end of year balances	956,456	404,881	703,580	2,064,917	180,241	1,145,207	1,659,403	2,984,851

(*)
Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (partial amortizations that did not represent a reduction or derecognized of the loan), and (ii) the execution of contingent loans (conversion of indirect debt into direct debt).

(**)
Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages, and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(***)
With the purpose of reflecting the impact of the uncertainty due to the
Covid-19
pandemic, see Note 1(b), during 2020, the Group decided to apply the expert judgment to perform migrations of clients with higher risk from Stage 1 to Stage 2 and Stage 3, and from Stage 2 to Stage 3. These migrations into higher risk Stages led to incurrence of a higher provision for expected loss. During 2021, the Group decided to apply a new expert judgment, see Note 30.1(d.7).

F-
7
7

Notes to the consolidated financial statements (continued)

(d.1.1)	The following tables show the movement of the allowance for expected credit losses for each classification of the direct loan portfolio:

	2021				2020
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Expected credit loss at beginning of year	71,272	98,040	68,448	237,760	54,693	24,399	67,158	146,250

Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	30,045	—	—	30,045	118,602	—	—	118,602
Assets derecognized or matured (excluding write-offs)	(33,005)	(12,728)	(2,726)	(48,459)	(21,764)	(5,610)	(3,272)	(30,646)
Transfers to Stage 1	26,456	(26,456)	—	—	2,759	(2,759)	—	—
Transfers to Stage 2	(19,847)	19,847	—	—	(40,813)	40,813	—	—
Transfers to Stage 3	(22,205)	(16,355)	38,560	—	(1,112)	(1,772)	2,884	—
Impact on the expected credit loss for credits that change stage in the year (**)	(16,399)	44,934	143,162	171,697	(4,594)	46,314	22,446	64,166
Others (*)	58,996	(50,913)	(44,625)	(36,542)	(39,045)	(14,597)	2,963	(50,679)

Total	24,041	(41,671)	134,371	116,741	14,033	62,389	25,021	101,443
Write-offs	—	—	(27,392)	(27,392)	—	—	(27,817)	(27,817)
Recovery of written–off loans	—	—	1,404	1,404	—	—	1,756	1,756
Foreign exchange effect	5,561	3,731	5,636	14,928	2,546	11,252	2,330	16,128

Expected credit loss at end of year	100,874	60,100	182,467	343,441	71,272	98,040	68,448	237,760

	2021				2020
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Expected credit loss at beginning of year	85,321	901,602	1,426,470	2,413,393	384,989	332,697	340,914	1,058,600

Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	348,647	—	—	348,647	185,014	—	—	185,014
Assets derecognized or matured (excluding write-offs)	(77,181)	(49,433)	(25,906)	(152,520)	(57,327)	(49,644)	(18,275)	(125,246)
Transfers to Stage 1	382,412	(381,300)	(1,112)	—	57,658	(56,434)	(1,224)	—
Transfers to Stage 2	(149,863)	362,940	(213,077)	—	(364,594)	368,484	(3,890)	—
Transfers to Stage 3	(77,865)	(223,051)	300,916	—	(73,702)	(353,230)	426,932	—
Impact on the expected credit loss for loans that change stage in the year (**)	(74,056)	(332,709)	(22,895)	(429,660)	(85,873)	630,793	1,363,177	1,908,097
Others (*)	364,973	(15,296)	109,462	459,139	39,014	26,254	79,720	144,988

Total	717,067	(638,849)	147,388	225,606	(299,810)	566,223	1,846,440	2,112,853
Write-offs	—	—	(1,414,948)	(1,414,948)	—	—	(868,121)	(868,121)
Recovery of written–off loans	—	—	175,287	175,287	—	—	100,760	100,760
Foreign exchange effect	33	466	1,844	2,343	142	2,682	6,477	9,301

Expected credit loss at end of year	802,421	263,219	336,041	1,401,681	85,321	901,602	1,426,470	2,413,393

(*)
Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages, and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(**)
With the purpose of reflecting the impact of the uncertainty due to the
Covid-19
pandemic, see Note 1(b), during 2020, the Group decided to apply the expert judgment to perform migrations of clients with higher risk from Stage 1 to Stage 2 and Stage 3, and from Stage 2 to Stage 3. These migrations into higher risk Stages led to incurrence of a higher provision for expected loss. During 2021, the Group decided to apply a new expert judgment, see Note 30.1(d.7).

F-
7
8

Notes to the consolidated financial statements (continued)

	2021				2020
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Expected credit loss at beginning of year	11,123	62,782	114,079	187,984	9,418	22,788	89,476	121,682

Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	2,357	—	—	2,357	2,125	—	—	2,125
Assets derecognized or matured (excluding write-offs)	(1,787)	(1,038)	(12,929)	(15,754)	(932)	(1,972)	(10,652)	(13,556)
Transfers to Stage 1	9,458	(9,458)	—	—	13,011	(13,011)	—	—
Transfers to Stage 2	(2,896)	9,457	(6,561)	—	(11,306)	22,819	(11,513)	—
Transfers to Stage 3	(1,106)	(1,753)	2,859	—	(430)	(4,667)	5,097	—
Impact on the expected credit loss for credits that change stage in the year (**)	(4,155)	(20,041)	(11,576)	(35,772)	(5,902)	34,008	72,212	100,318
Others (*)	(915)	2,170	11,800	13,055	4,920	2,066	(32,125)	(25,139)

Total	956	(20,663)	(16,407)	(36,114)	1,486	39,243	23,019	63,748
Write-offs	—	—	(2,419)	(2,419)	—	—	(4,350)	(4,350)
Recovery of written–off loans	—	—	—	—	—	—	—	—
Foreign exchange effect	590	562	4,597	5,749	219	751	5,934	6,904

Expected credit loss at end of year	12,669	42,681	99,850	155,200	11,123	62,782	114,079	187,984

	2021				2020
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Expected credit loss at beginning of year	12,525	82,783	50,406	145,714	12,792	14,889	40,566	68,247

Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	16,940	—	—	16,940	145,290	—	—	145,290
Assets derecognized or matured (excluding write-offs)	(2,707)	(2,728)	(2,356)	(7,791)	(3,665)	(1,781)	(1,099)	(6,545)
Transfers to Stage 1	21,074	(21,069)	(5)	—	1,865	(1,865)	—	—
Transfers to Stage 2	(36,331)	36,488	(157)	—	(48,162)	48,242	(80)	—
Transfers to Stage 3	(14,881)	(29,990)	44,871	—	(2,938)	(4,918)	7,856	—
Impact on the expected credit loss for loans that change stage in the year (**)	(12,567)	69,011	130,550	186,994	(1,316)	59,290	20,756	78,730
Others (*)	56,389	(95,619)	(63,142)	(102,372)	(91,372)	(31,080)	3,924	(118,528)

Total	27,917	(43,907)	109,761	93,771	(298)	67,888	31,357	98,947
Write-offs	—	—	(80,335)	(80,335)	—	—	(25,672)	(25,672)
Recovery of written–off loans	—	—	5,278	5,278	—	—	3,879	3,879
Foreign exchange effect	50	5	112	167	31	6	276	313

Expected credit loss at end of year	40,492	38,881	85,222	164,595	12,525	82,783	50,406	145,714

(*)
Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages, and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(**)
With the purpose of reflecting the impact of the uncertainty due to the
Covid-19
pandemic, see Note 1(b), during 2020, the Group decided to apply the expert judgment to perform migrations of clients with higher risk from Stage 1 to Stage 2 and Stage 3, and from Stage 2 to Stage 3. These migrations to higher risk Stages led to incurrence of a higher provision for expected losses. During 2021, the Group decided to apply a new expert judgment, see Note 30.1(d.7).

F-
7
9

Notes to the consolidated financial statements (continued)

(d.2) Indirect loans (substantially, all indirect loans correspond to commercial loans)

	2021				2020
Gross carrying amount of contingent credits, guarantees and stand-by letters, import and export letters of credit	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	4,042,757	539,112	30,062	4,611,931	3,849,152	222,418	30,407	4,101,977
New originated or purchased assets	1,667,947	—	—	1,667,947	1,696,200	—	—	1,696,200
Assets derecognized or matured	(1,887,316)	(139,391)	(13,564)	(2,040,271)	(1,246,157)	(52,739)	(1,721)	(1,300,617)
Transfers to Stage 1	114,321	(114,261)	(60)	—	110,554	(110,554)	—	—
Transfers to Stage 2	(136,230)	136,230	—	—	(502,937)	502,937	—	—
Transfers to Stage 3	(3,065)	(5,325)	8,390	—	(424)	(749)	1,173	—
Others (*)	(14,239)	(15,369)	—	(29,608)	(28,271)	(32,605)	—	(60,876)
Foreign exchange effect	200,187	30,043	229	230,459	164,640	10,404	203	175,247

End of year balances	3,984,362	431,039	25,057	4,440,458	4,042,757	539,112	30,062	4,611,931

	2021				2020
Changes in the allowance for expected credit losses for contingent credits, guarantees and stand-by letters, import and export letters of credit	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S(000)	S(000)	S(000)	S(000)	S(000)	S(000)	S(000)	S(000)

Expected credit loss at beginning of year balances	15,741	18,945	23,037	57,723	16,367	4,720	18,607	39,694

Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	4,016	—	—	4,016	5,816	—	—	5,816
Assets derecognized or matured	(8,737)	(1,222)	(9,991)	(19,950)	(2,859)	(640)	(254)	(3,753)
Transfers to Stage 1	485	(474)	(11)	—	1,681	(1,681)	—	—
Transfers to Stage 2	(1,464)	1,464	—	—	(7,493)	7,493	—	—
Transfers to Stage 3	(754)	(294)	1,048	—	(89)	(32)	121	—
Impact on the expected credit loss for credits that change stage in the year (***)	(138)	542	681	1,085	(1,476)	7,578	596	6,698
Others (**)	(1,198)	(815)	(1,565)	(3,578)	3,085	1,185	3,922	8,192

Total	(7,790)	(799)	(9,838)	(18,427)	(1,335)	13,903	4,385	16,953
Foreign exchange effect	643	346	44	1,033	709	322	45	1,076

Expected credit loss at the end of year balances, Note 10(a)	8,594	18,492	13,243	40,329	15,741	18,945	23,037	57,723

(*)
Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (partial amortizations that did not represent a reduction or derecognized of the loan), and (ii) the execution of contingent loans (conversion of indirect debt into direct debt).

(**)
Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages, and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(***)
With the purpose of reflecting the impact of the uncertainty due to the
Covid-19
pandemic, see Note 1(b), during 2020, the Group decided to apply the expert judgment to perform migrations of clients with higher risk from Stage 1 to Stage 2 and Stage 3, and from Stage 2 to Stage 3. These migrations to higher risk stages led to incur in a higher provision for expected losses. During 2021, the Group decided to apply a new expert judgment, see Note 30.1(d.7).

F-
80

Notes to the consolidated financial statements (continued)

(e)
In Management’s opinion, the allowance for loan losses recorded as of December 31, 2021 and 2020, has been established in accordance with IFRS 9; and it is sufficient to cover incurred losses on the loan portfolio.

(f)
The interest that the loan portfolio generates is freely agreed considering the interest rates prevailing on the market. In March 2021, the government published Act No. 31143, “Act Protecting Consumers of Financial Services from Usury”, through which the Congress of the Republic of Peru established that the BCRP has
 the
ability to establish
maximum and minimum interest rates that
participants in
the Peruvian financial system can charge. In April 2021, the BCRP established the methodology for the calculation of the maximum interest rate for consumer, small and micro-business loans, which shall be updated semi-annually in May and November. The maximum interest rate for the period November 2021-April 2022 is 83.64 percent in national currency and 66.08 percent in foreign currency.

(g)	Interest income from loans classified in Stage 3 is calculated through the effective interest rate adjusted for credit quality at amortized cost.

(h)	The refinanced loans during the 2021 period amounted to approximately S/114,747,000 (S/188,311,000, during 2020) which had no significant impact on the consolidated statement of income.
During 2020, the Group has modified the contractual conditions of a determined number of loans as relief for its clients’ liquidity as
 a

consequence of the
Covid-19
pandemic, for a total of approximately S/12,663,960,000. Said loans are not considered as refinanced loans. As of December 31, 2021 and 2020, the balances of the rescheduled loans amount to approximately S/6,266,601,000 and S/10,489,296,000; see further detail in Note 30(d.5).
Additionally, during 2021, the Group has modified the contractual conditions of a determined number of loans that were granted under the “Reactiva Peru” program, for a total amount of approximately S/2,012,855,000. Said loans were not deemed as refinanced loans. As of December 31, 2021, the balance of rescheduled loans amounts to
 approximately S/1,974,180,000, see further detail in Note 30(d.6).

F-
81

Notes to the consolidated financial statements (continued)

(i)	The table below presents the maturity of direct loan portfolio without including accrued interest, interest to be accrued and interest collected in advance as of December 31, 2021 and 2020:

	2021	2020
	S/(000)	S/(000)
Outstanding
Up to 1 month	3,345,496	3,107,011
From 1 to 3 months	5,935,876	4,197,570
From 3 months to 1 year	10,222,266	9,619,503
From 1 to 5 years	18,131,367	19,720,158
Over 5 years	5,498,538	5,032,477

	43,133,543	41,676,719
Past due and under legal collection loans, see (i.1) -
Up to 4 months	512,669	259,557
Over 4 months	515,237	725,715
Under legal collection	526,773	419,913

	44,688,222	43,081,904

(i.1)	The tables below present past due and under legal collection loans for each classification of the direct loan portfolio:

	2021	2020
	S/(000)	S/(000)

Commercial loans
Up to 4 months	226,342	20,051
Over 4 months	187,670	72,162
Under legal collection	224,948	159,586

	638,960	251,799

Consumer loans
Up to 4 months	77,144	159,745
Over 4 months	205,038	520,026
Under legal collection	83,747	73,726

	365,929	753,497

F-
82

Notes to the consolidated financial statements (continued)

	2021	2020
	S/(000)	S/(000)

Mortgage loans
Up to 4 months	32,230	42,906
Over 4 months	65,878	124,480
Under legal collection	177,418	146,697

	275,526	314,083

Small and micro-business loans
Up to 4 months	176,953	36,855
Over 4 months	56,651	9,047
Under legal collection	40,660	39,904

	274,264	85,806

See credit risk analysis in Note 30.1

(j)
Part of the loan portfolio is collateralized with guarantees received from clients, which mainly consist of mortgages, trust assignments, financial instruments as well as industrial commercial pledges.

F-
83

Notes to the consolidated financial statements (continued)

(k)	The following tables present the maturities of direct and indirect loans of Stages 2 and 3 as of December 31, 2021 and 2020, as follows:

•	Stage 2: Loans with maturity longer or shorter than 30 days, regardless the criteria that caused their classification into Stage 2.

•	Stage 3: Loans with maturity longer or shorter than 90 days, regardless the criteria that caused their classification into Stage 3.

	2021						2020
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	2,825,245	318,953	—	—	2,825,245	318,953	5,718,511	976,357	—	—	5,718,511	976,357
90 days	—	—	1,505	709	1,505	709	—	—	1,136,642	883,880	1,136,642	883,880
Maturity longer than:
30 days	459,359	104,420	—	—	459,359	104,420	565,291	187,795	—	—	565,291	187,795
90 days	—	—	1,335,728	716,114	1,335,728	716,114	—	—	1,337,356	798,560	1,337,356	798,560

Total	3,284,604	423,373	1,337,233	716,823	4,621,837	1,140,196	6,283,802	1,164,152	2,473,998	1,682,440	8,757,800	2,846,592

(k.1)	The following tables present the maturities of direct and indirect loans of Stages 2 and 3 as of December 31, 2021 and 2020, for each classification:

	2021						2020
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Commercial loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	1,663,448	60,842	—	—	1,663,448	60,842	2,769,968	112,532	—	—	2,769,968	112,532
90 days	—	—	134	20	134	20	—	—	28,333	1,108	28,333	1,108
Maturity longer than:
30 days	136,838	17,750	—	—	136,838	17,750	31,802	4,453	—	—	31,802	4,453
90 days	—	—	538,756	195,690	538,756	195,690	—	—	238,464	90,377	238,464	90,377

Total	1,800,286	78,592	538,890	195,710	2,339,176	274,302	2,801,770	116,985	266,797	91,485	3,068,567	208,470

F-
8
4

Notes to the consolidated financial statements (continued)

	2021						2020
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Consumer loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	620,485	195,221	—	—	620,485	195,221	1,598,404	735,773	—	—	1,598,404	735,773
90 days	—	—	578	509	578	509	—	—	984,092	822,442	984,092	822,442
Maturity longer than:
30 days	170,429	67,998	—	—	170,429	67,998	432,275	165,829	—	—	432,275	165,829
90 days	—	—	354,382	335,532	354,382	335,532	—	—	719,515	604,028	719,515	604,028

Total	790,914	263,219	354,960	336,041	1,145,874	599,260	2,030,679	901,602	1,703,607	1,426,470	3,734,286	2,328,072

	2021						2020
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Mortgage loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	246,833	33,713	—	—	246,833	33,713	881,913	55,579	—	—	881,913	55,579
90 days	—	—	232	83	232	83	—	—	123,737	59,910	123,737	59,910
Maturity longer than:
30 days	52,083	8,968	—	—	52,083	8,968	75,454	7,203	—	—	75,454	7,203
90 days	—	—	268,296	99,767	268,296	99,767	—	—	319,743	54,169	319,743	54,169

Total	298,916	42,681	268,528	99,850	567,444	142,531	957,367	62,782	443,480	114,079	1,400,847	176,861

	2021						2020
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Small and micro- business loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	294,479	29,177	—	—	294,479	29,177	468,226	72,473	—	—	468,226	72,473
90 days	—	—	561	97	561	97	—	—	480	420	480	420
Maturity longer than:
30 days	100,009	9,704	—	—	100,009	9,704	25,760	10,310	—	—	25,760	10,310
90 days	—	—	174,294	85,125	174,294	85,125	—	—	59,634	49,986	59,634	49,986

Total	394,488	38,881	174,855	85,222	569,343	124,103	493,986	82,783	60,114	50,406	554,100	133,189

F-
85

Notes to the consolidated financial statements (continued)

(l)	The following tables present the exposure and the expected credit losses by economic sector for direct loans as of December 31, 2021 and 2020:

2021
	Carrying amount				Expected credit loss				Percentage expected credit loss
	Stage1	Stage 2	Stage 3	Total	Stage1	Stage 2	Stage 3	Total	Stage1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Direct loans
Consumer loans	11,368,625	790,914	354,960	12,514,499	802,421	263,219	336,041	1,401,681	7.1%	33.3%	94.7%	11.2%
Mortgage loans	7,984,860	298,916	268,528	8,552,304	12,669	42,681	99,850	155,200	0.2%	14.3%	37.2%	1.8%
Commerce	4,312,851	587,020	288,015	5,187,886	66,774	56,404	128,780	251,958	1.5%	9.6%	44.7%	4.9%
Manufacturing	4,302,980	357,496	90,736	4,751,212	15,944	8,059	29,627	53,630	0.4%	2.3%	32.7%	1.1%
Professional, scientific and technical activities	3,730,237	183,600	95,722	4,009,559	22,647	9,045	31,143	62,835	0.6%	4.9%	32.5%	1.6%
Communications, storage and transportation	1,212,288	201,274	96,227	1,509,789	13,393	8,637	28,837	50,867	1.1%	4.3%	30.0%	3.4%
Agriculture	1,726,488	39,153	11,722	1,777,363	2,547	342	1,672	4,561	0.1%	0.9%	14.3%	0.3%
Electricity, gas, water and oil	863,358	55,895	260	919,513	2,856	439	161	3,456	0.3%	0.8%	61.9%	0.4%
Leaseholds and real estate activities	487,331	172,016	35,160	694,507	3,701	1,789	12,451	17,941	0.8%	1.0%	35.4%	2.6%
Construction and infrastructure	651,956	69,781	50,175	771,912	4,747	9,451	24,781	38,979	0.7%	13.5%	49.4%	5.0%
Others	3,881,507	97,500	20,671	3,999,678	8,757	4,815	10,237	23,809	0.2%	4.9%	49.5%	0.6%

Total direct loans	40,522,481	2,853,565	1,312,176	44,688,222	956,456	404,881	703,580	2,064,917	2.4%	14.2%	53.6%	4.6%

2020
	Carrying amount				Expected credit loss				Percentage expected credit loss
	Stage1	Stage 2	Stage 3	Total	Stage1	Stage 2	Stage 3	Total	Stage1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Direct loans
Consumer loans	7,681,889	2,030,679	1,703,607	11,416,175	85,321	901,602	1,426,470	2,413,393	1.1%	44.4%	83.7%	21.1%
Mortgage loans	6,320,420	957,367	443,480	7,721,267	11,123	62,782	114,079	187,984	0.2%	6.6%	25.7%	2.4%
Commerce	4,507,639	713,080	121,161	5,341,880	24,187	88,353	52,798	165,338	0.5%	12.4%	43.6%	3.1%
Manufacturing	3,620,700	454,798	59,896	4,135,394	10,973	24,617	21,186	56,776	0.3%	5.4%	35.4%	1.4%
Professional, scientific and technical activities	3,744,307	251,939	26,744	4,022,990	15,209	12,549	8,741	36,499	0.4%	5.0%	32.7%	0.9%
Communications, storage and transportation	1,374,402	411,371	51,400	1,837,173	6,146	22,008	16,265	44,419	0.4%	5.3%	31.6%	2.4%
Agriculture	1,379,700	103,184	336	1,483,220	1,726	1,781	119	3,626	0.1%	1.7%	35.4%	0.2%
Electricity, gas, water and oil	757,907	314,483	—	1,072,390	1,291	8,944	—	10,235	0.2%	2.8%	—	1.0%
Leaseholds and real estate activities	837,719	98,070	2,258	938,047	13,063	3,318	1,208	17,589	1.6%	3.4%	53.5%	1.9%
Construction and infrastructure	662,430	245,735	28,218	936,383	3,806	4,683	15,394	23,883	0.6%	1.9%	54.6%	2.6%
Others	4,006,165	163,984	6,836	4,176,985	7,396	14,570	3,143	25,109	0.2%	8.9%	46.0%	0.6%

Total direct loans	34,893,278	5,744,690	2,443,936	43,081,904	180,241	1,145,207	1,659,403	2,984,851	0.5%	19.9%	67.9%	6.9%

F-
8
6

Notes to the consolidated financial statements (continued)

(m)	The following tables present the exposure and the expected credit losses by economic sector for indirect loans as of December 31, 2021 and 2020:

2021
	Carrying amount				Expected credit loss				Percentage expected credit loss
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Indirect loans
Commerce	238,699	1,726	80	240,505	382	78	51	511	0.2%	4.5%	63.8%	0.2%
Manufacturing	409,193	357	—	409,550	288	4	—	292	0.1%	1.1%	0.0%	0.1%
Professional, scientific and technical activities	1,200,833	50,564	402	1,251,799	1,651	992	48	2,691	0.1%	2.0%	11.9%	0.2%
Communications, storage and transportation	565,359	110,311	—	675,670	416	174	—	590	0.1%	0.2%	0.0%	0.1%
Agriculture	3,190	4	16	3,210	2	—	2	4	0.1%	0.0%	12.5%	0.1%
Electricity, gas, water and oil	143,789	—	—	143,789	89	—	—	89	0.1%	0.0%	0.0%	0.1%
Leaseholds and real estate activities	72,809	16,187	—	88,996	412	250	—	662	0.6%	1.5%	0.0%	0.7%
Construction and infrastructure	501,712	168,980	24,559	695,251	4,785	4,721	13,142	22,648	1.0%	2.8%	53.5%	3.3%
Others	848,778	82,910	—	931,688	569	12,273	—	12,842	0.1%	14.8%	0.0%	1.4%

Total indirect loans	3,984,362	431,039	25,057	4,440,458	8,594	18,492	13,243	40,329	0.2%	4.3%	52.9%	0.9%

2020
	Carrying amount				Expected credit loss				Percentage expected credit loss
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Indirect loans
Commerce	189,119	31,163	737	221,019	502	440	283	1,225	0.3%	1.4%	38.4%	0.6%
Manufacturing	238,672	7,790	19	246,481	481	87	13	581	0.2%	1.1%	68.4%	0.2%
Professional, scientific and technical activities	891,772	21,881	2,270	915,923	3,656	477	514	4,647	0.4%	2.2%	22.6%	0.5%
Communications, storage and transportation	603,710	143,854	130	747,694	1,004	274	86	1,364	0.2%	0.2%	66.2%	0.2%
Agriculture	20,679	21	—	20,700	72	1	—	73	0.3%	4.8%	—	0.4%
Electricity, gas, water and oil	152,812	7,986	—	160,798	244	62	—	306	0.2%	0.8%	—	0.2%
Leaseholds and real estate activities	81,405	24,098	—	105,503	1,521	358	—	1,879	1.9%	1.5%	—	1.8%
Construction and infrastructure	750,220	194,386	26,788	971,394	6,486	4,837	22,061	33,384	0.9%	2.5%	82.4%	3.4%
Others	1,114,368	107,933	118	1,222,419	1,775	12,409	80	14,264	0.2%	11.5%	67.8%	1.2%

Total indirect loans	4,042,757	539,112	30,062	4,611,931	15,741	18,945	23,037	57,723	0.4%	3.5%	76.6%	1.3%

The Group decided to apply the expert judgment to perform migrations of clients with higher risk from Stage 1 to Stage 2 and Stage 3, and from Stage 2 to Stage 3 to capture the uncertainty and risks due to the pandemic situation. These migrations to higher risk Stages led to incur in a higher provision for expected losses during 2020. During 2021, the Group decided to apply a new expert judgment; see Note 30.1(d.7).

F-
8
7

Notes to the consolidated financial statements (continued)

7.	Investment property

(a)	This caption is made up as follows:

	2021	2020	Acquisition or construction year	Hierarchy level (i)	Valuation methodology (f) 2021 / 2020
	S/(000)	S/(000)
Land
San Isidro – Lima	281,535	241,112	2009	Level 3	Appraisal
San Martín de Porres – Lima	66,408	79,080	2015	Level 3	Appraisal
Nuevo Chimbote	33,863	—	2021	Level 3	Appraisal
Sullana	19,818	17,703	2012	Level 3	Appraisal
Santa Clara – Lima	17,906	14,162	2017	Level 3	Appraisal
Others	9,680	9,161	—	Level 3	Appraisal / Cost

	429,210	361,218

Completed investment property - “Real Plaza” Shopping Malls
Talara	32,554	34,982	2015	Level 3	DCF

	32,554	34,982

Buildings
Orquídeas - San Isidro – Lima (d)	153,452	158,825	2017	Level 3	DCF
Piura (d)	116,595	107,992	2008/2020	Level 3	DCF/Appraisal
Ate Vitarte – Lima	116,432	109,980	2006	Level 3	DCF/Appraisal
Paseo del Bosque (d)	105,398	—	2021	Level 3	DCF
Chorrillos – Lima (d)	67,043	67,424	2017	Level 3	DCF
Chimbote (d)	44,212	42,805	2015	Level 3	DCF
Maestro – Huancayo	31,965	32,395	2017	Level 3	DCF
Cusco	30,852	31,586	2017	Level 3	DCF
Panorama - Lima	20,509	20,449	2016	Level 3	DCF
Pardo y Aliaga – Lima, Note 3.4(o)	19,569	21,285	2008	Level 3	DCF
Trujillo	17,681	18,111	2016	Level 3	DCF
Cercado de Lima – Lima	16,025	14,697	2017	Level 3	DCF
Others (e) and Note 3.4(o)	22,957	22,229	—	Level 3	DCF

	762,690	647,778

Total	1,224,454	1,043,978

DCF: Discounted cash flow

(i)	During 2021 and 2020, there were no transfers between levels of hierarchy, see Note 3.4(z)
(ii)	As of December 31, 2021 and 2020, there are no liens on investment property.

F-
8
8

Notes to the consolidated financial statements (continued)

(b)	The net gain on investment properties as of December 31, 2021, 2020 and 2019, consists of the following:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)
Income from rental of investment property	57,430	39,491	48,839
Gain on valuation of investment property	21,969	5,438	54,493
Loss on sale of investment property (e)	—	—	(7,164)

Total	79,399	44,929	96,168

(c)	The movement of investment property for the years ended December 31, 2021, 2020 and 2019, is as follows:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)
Beginning of year balances	1,043,978	972,096	986,538
Additions (d)	156,892	61,243	60,865
Sales (e)	—	—	(129,800)
Valuation gain	21,969	5,438	54,493
Net transfers, Note 3.4(o)	1,615	5,201	—

End of year balances	1,224,454	1,043,978	972,096

(d)	During 2021, it mainly corresponds to the purchase of the “Paseo del Bosque” building, which was purchased from a third party.
During 2020, it mainly corresponds to outlays related to the purchase of the “Piura” building, which was purchased from a related entity.
During 2019, main additions are outlays related to the construction of the “Chimbote” and “Chorrillos” educational centers.

(e)
During 2019, Interseguro sold to related entities, in cash and at market value, two land lots located in Lima. Likewise, it sold to third parties, in cash and at market value, an educational center and offices located in Lima. For these sales, the Group reported a net loss of about S/7,164,000.

(f)	Fair value measurement – Investment property and investment property under construction
Valuation techniques -
The discounted cash flow (henceforth “DCF”) method is used for completed shopping malls, buildings and investment property built on land leases and own lands.

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

9

Notes to the consolidated financial statements (continued)

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

	Minimum range	Maximum range	Average
	US$ per m2	US$ per m2	US$ per m2
San Isidro – Lima	7,047	8,800	7,952
San Martin de Porres – Lima	1,800	2,000	1,850
Piura	407	550	489
Ate Vitarte - Lima	800	1,393	1,069
Others	204	302	244
Main assumptions
Below is a brief description of the assumptions considered in the determination of cash flows as of December 31, 2021 and 2020:

•	ERV (Estimated Rental Value) -
Corresponds to the Estimated Rental Value, that is, the amount for which the space could be rented under the market conditions prevailing at the valuation date.

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

F-
90

Notes to the consolidated financial statements (continued)

The main assumptions used in the valuation and estimation of the market value of investment property are detailed below:

	US$ / Percentage
	2021		2020
Average ERV	US$	99.0	US$	82.3
Long-term inflation		2.6%		2.2%
Long-term occupancy rate		98.4%		98.7%
Average growth rate of rental income		2.6%		2.4%
Average NOI margin		93.4%		92.0%
Discount rate		9.3%		8.7%
Sensitivity analysis -
The sensitivity analysis on the valuation of investment property, against changes in factors deemed relevant by Management, is presented below:

		2021	2020
		S/(000)	S/(000)
Average growth rate of rental income (basis) -
Increase	+0.25%	15,291	15,735
Decrease	-0.25%	(14,733)	(15,154)
Long-term inflation (basis) -
Increase	+0.25%	17,592	18,529
Decrease	-0.25%	(16,908)	(17,125)
Discount rate (basis) -
Increase	+0.5%	(48,381)	(44,597)
Decrease	-0.5%	55,881	52,029
Likewise, a significant increase (decrease) in the price per square meter of the land lots could result in a significantly higher (lower) fair value measurement.

(g)	The nominal amounts of the future minimum fixed rental income of the Group’s investment property (operating leases) are as follows:

Year	2021	2020
	S/(000)	S/(000)
Within 1 year	62,880	38,264
After 1 year but not more than 5 years	231,768	175,967
Over 5 years	834,997	840,000

Total	1,129,645	1,054,231

The minimum rental income is computed considering a period between 20 and 25 years.

F-
91

Notes to the consolidated financial statements (continued)

8.	Property, furniture and equipment, net

(a)	The movement of property, furniture and equipment and depreciation for the years ended December 31, 2021, 2020 and 2019, is as follows:

						Right-of-use assets
Description	Land	Buildings, facilities and leasehold improvements	Furniture and equipment	Vehicles	In-transit equipment and work-in-progress	Land	Buildings and facilities	Furniture and equipment	Total 2021	Total 2020	Total 2019
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance as of January 1	185,217	548,014	641,709	1,264	28,187	69,281	305,801	2,292	1,781,765	1,800,466	1,352,599
Effect for adoption of IFRS 16, Note 3.2	—	—	—	—	—	—	—	—	—	—	341,746
Additions	—	33,072	9,831	462	43,917	—	31,692	—	118,974	75,441	135,145
Transfers	—	7,068	7,018	—	(14,086)	—	—	—	—	—	—
Transfer (to) from investment property, Note 3.4(o)	—	(1,457)	(572)	—	—	—	—	—	(2,029)	(4,182)	—
Disposals, write-offs and others (d)	—	(15,487)	(16,298)	(203)	(128)	—	(40,543)	—	(72,659)	(89,960)	(29,024)

Balance as of December 31	185,217	571,210	641,688	1,523	57,890	69,281	296,950	2,292	1,826,051	1,781,765	1,800,466

Depreciation
Balance as of January 1	—	(304,964)	(510,341)	(862)	—	(4,407)	(115,714)	(1,050)	(937,338)	(849,523)	(730,074)
Depreciation of the year	—	(19,098)	(44,018)	(118)	—	(2,344)	(55,781)	(573)	(121,932)	(137,551)	(147,051)
Transfer to (from) investment property, Note 3.4(o)	—	734	304	—	—	—	—	—	1,038	360	—
Disposals, write-offs and others (d)	—	13,785	16,017	156	—	—	17,341	—	47,299	49,376	27,602

Balance as of December 31	—	(309,543)	(538,038)	(824)	—	(6,751)	(154,154)	(1,623)	(1,010,933)	(937,338)	(849,523)

Net book value	185,217	261,667	103,650	699	57,890	62,530	142,796	669	815,118	844,427	950,943

(b)	Financial entities in Peru are prohibited from pledging their fixed assets.

(c)
Management periodically reviews the residual values, useful life and the depreciation method to ensure they are consistent with the economic benefits and life expectation of property, furniture and equipment. In Management’s opinion, there is no evidence of impairment in property, furniture and equipment as of December 31, 2021, 2020 and 2019.

(d)
During the years 2021 and 2020,
it
correspond mainly to assets fully depreciated and
written-off,
except for
righ-of-use
assets.
Right-of-use
write-offs are related to the early termination of lease agreements due to the closing of offices and less ATMs (which were located inside facilities whose operations were interrupted by the
Covid-19
pandemic, see Note 1(b)). In that sense, the Group has derecognized the cost for right-of-use
and the cumulative depreciation of the assets related to early terminated agreements. In the same way, the Group has derecognized the future installments of said obligations, which were recorded as financial lease liabilities; see (e) below. The early termination of these agreements has not had impacts on the Group’s results.

F-
92

Notes to the consolidated financial statements (continued)

(e)	The following table shows the book values of lease liabilities (included in the caption “Other accounts payable, provisions and other liabilties”); see Note 10(a) and the movement of the year:

	2021	2020
	S/(000)	S/(000)
As of January 1	269,755	341,836
Additions	34,052	19,935
Interest expenses, Note 19(a)	14,004	15,288
Disposals (*)	(23,657)	(37,766)
Exchange differences	7,438	5,070
Payments	(66,646)	(74,608)

As of December 31	234,946	269,755

(*) These disposals are related to the early termination of lease agreements; see (d) above.
As of December 31, 2021 and 2020, the amortization schedule of these abligations is as follows:

	2021	2020
	S/(000)	S/(000)
2021	—	50,771
2022	46,142	43,404
2023 onwards	188,804	175,580

Total	234,946	269,755

The following table shows the amounts recognized in the consolidated statement of income:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)
Depreciation expenses of right-of-use assets	58,698	65,815	73,740
Interest expenses of lease liabilities, Note 19(a)	14,004	15,288	16,568
Expenses related to short term and low value assets leases (included in administrative expenses, see Note 25(c))	11,841	6,781	5,072

Total amount recognized in the consolidated statement of income	84,543	87,884	95,380

During 2021, the Group had cash outflows for leases for approximately S/93,379,000, out of which S/66,646,000 correspond to financial lease installments recorded according to IFRS 16 “Leases”, see letter (e) above, and S/26,733,000 correspond to financial lease installments recorded according to IAS 17 “Leases” (as of December 31, 2020, cash outflows for S/89,162,000, related to leases according to IFRS 16 for S/74,608,000 and financial leases according to IAS 17 for S/14,554,000).

F-
93

Notes to the consolidated financial statements (continued)

9.	Intangible assets and goodwill, net

(a)	Intangible assets
The movement of intangible assets and amortization for the years ended December 31, 2021, 2020 and 2019, is as follows:

	2021						2020	2019
Description	Software	In-transit-software	Present value of acquired in-force business (PVIF)	Other intangible assets	Goodwill (b)	Total	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance as of January 1	898,245	199,945	137,900	81,486	430,646	1,748,222	1,553,949	1,414,612
Additions and transfers	143,196	26,481	—	851	—	170,528	196,056	142,539
Disposals and write-offs	(43)	(10,563)	—	—	—	(10,606)	(1,783)	(3,202)

Balance as of December 31	1,041,398	215,863	137,900	82,337	430,646	1,908,144	1,748,222	1,553,949

Amortization
Balance as of January 1	(639,222)	—	(43,668)	(22,747)	—	(705,637)	(574,687)	(460,066)
Amortization of the year	(136,927)	—	(13,790)	(7,041)	—	(157,758)	(131,199)	(114,964)
Disposals and write-offs	—	—	—	—	—	—	249	343

Balance as of December 31	(776,149)	—	(57,458)	(29,788)	—	(863,395)	(705,637)	(574,687)

Net book value	265,249	215,863	80,442	52,549	430,646	1,044,749	1,042,585	979,262

Management assesses periodically the amortization method used with the purpose of ensuring that it is consistent with the economic benefit of the intangible assets. In Management’s opinion, there is no evidence of impairment in the Group’s intangible assets as of December 31, 2021, 2020 and 2019.

F-
94

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
business.
The goodwill recorded by the Group has been allocated to the CGU (cash generated unit) comprised of the merged entity.
The recoverable amount for the CGU was determined based on the income approach, specifically the dividend discount model.
As of December 31, 2021 and 2020, the key assumptions used for the calculation of fair value are:

•	Perpetuity growth rate: 4.5%.

•	Discount rate: 12.5% (2021 and 2020)
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
The key assumptions described above can change if the market conditions and the economy change. As of December 31, 2021 and 2020, the Group estimates that the reasonableness of possible changes in these assumptions would not make the recoverable amount of the CGU decrease to an amount lower than its book value.
As of December 31, 2019, Hipotecaria Sura Empresa Administradora Hipotecaria S.A., company dedicated to grant mortgage loans and acquired as part of the acquisition of the Sura Group in 2017, was extinguished. Due to this, the decrease in its corresponding goodwill was recorded for an amount of
S/2,233,000 in “Other expenses” of the consolidated statement of income; see Note 21.

F-
95

Notes to the consolidated financial statements (continued)

10.	Other accounts receivable and other assets, net, and other accounts payable, provisions and other liabilities

(a)	These captions are comprised of the following:

	2021	2020
	S/(000)	S/(000)
Other accounts receivable and other assets
Financial instruments
Accounts receivable related to derivative financial instruments (b)	793,361	395,249
Other accounts receivable, net	455,060	357,783
Operations in process (d)	86,193	93,933
Assets for technical reserves for claims and premiums by reinsurers	53,104	59,235
Accounts receivable from sale of investments (c)	12,366	111,237
Others	22,749	35,952

	1,422,833	1,053,389

Non-financial instruments
Payments in advance of Income Tax	255,437	149,356
Investments in associates	99,767	70,344
Deferred charges	75,316	52,939
Realizable assets, received as payment and seized through legal actions	26,871	23,224
Prepaid rights to related entity, Note 27(f)	3,399	3,400
Others	3,831	2,377

	464,621	301,640

Total	1,887,454	1,355,029

Other accounts payable, provisions and other liabilities
Financial instruments
Contract liability with investment component, Note 3.4(d)	736,637	505,177
Other accounts payable	547,747	421,364
Accounts payable related to derivative financial instruments (b)	413,797	271,326
Lease liabilities, Note 8(e)	234,946	269,755
Operations in process (d)	169,515	175,194
Workers’ profit sharing and salaries payable	113,874	110,640
Allowance for indirect loan losses, Note 6(d.2)	40,329	57,723
Accounts payable for acquisitions of investments (c)	17,817	185,432
Accounts payable to reinsurers and coinsurers	4,215	7,176

	2,278,877	2,003,787

Non-financial instruments
Taxes payable	76,823	38,853
Provision for other contingencies	64,935	48,711
Deferred income	46,145	46,976
Others	10,821	7,825

	198,724	142,365

Total	2,477,601	2,146,152

F-
9
6

Notes to the consolidated financial statements (continued)

(b)
The following table presents, as of December 31, 2021 and 2020, the fair value of derivative financial instruments recorded as assets or liabilities, including their notional amounts. The notional gross amount is the nominal amount of the derivative’s underlying asset and it is the base over which changes in the fair value of derivatives are measured; see Note 18(a):

2021	Note		Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
			S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading (*) -
Forward exchange contracts			53,421	128,250	8,631,830	—	Between January 2022 and December 2022	—	—
Interest rate swaps			40,139	30,325	2,969,027	—	Between January 2022 and June 2036	—	—
Currency swaps			220,979	162,917	4,162,325	—	Between January 2022 and April 2028	—	—
Cross currency swaps			—	92,299	234,667	—	January 2023	—	—
Options			—	6	1,816	—	Between Janaury 2022 and June 2022	—	—

			314,539	413,797	15,999,665	—
Derivatives held as hedges -
Cash flow hedges:
Cross currency swaps (CCS)	13	(g)	343,535	—	1,758,267	37,251	January 2023	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	13	(i)	135,287	—	599,700	44,735	October 2027	Senior bond	Bonds, notes and obligations outstanding

			478,822	—	2,357,967	81,986

			793,361	413,797	18,357,632	81,986

F-
9
7

Notes to the consolidated financial statements (continued)

2020	Note		Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
			S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading (*) -
Forward exchange contracts			23,512	13,935	3,661,038	—	Between January 2021 and December 2022	—	—
Interest rate swaps			140,906	139,531	4,382,535	—	Between May 2021 and June 2036	—	—
Currency swaps			69,007	50,192	2,520,758	—	Between April 2021 and April 2028	—	—
Cross currency swaps			—	67,523	213,125	—	January 2023	—	—
Options			—	145	22,700	—	Between January 2021 and June 2021	—	—

			233,425	271,326	10,800,156	—
Derivatives held as hedges -
Cash flow hedges:
Cross currency swaps (CCS)	13	(g)	126,839	—	1,596,861	(10,768)	January 2023	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	13	(i)	34,985	—	543,150	(5,904)	October 2027	Senior bonds	Bonds, notes and obligations outstanding
Interest rate swaps (IRS)(**)	12	(h)	—	—	—	964
Interest rate swaps (IRS) (**)	12	(i)	—	—	—	677
Interest rate swaps (IRS) (**)	12	(j)	—	—	—	681

			161,824	—	2,140,011	(14,350)

			395,249	271,326	12,940,167	(14,350)

(*)
As of December 31, 2021, 2020 and 2019, the Group recognized losses of
 S/60,275,000
 and for
S/39,207,000
and a gain of
S/62,183,000, respectively, for valuation of derivative financial instruments held for trading, which were recorded in the caption “Net gain from financial assets at fair value through profit or loss” in the consolidated statement of income.

(**)	As of December 31, 2020, it corresponded to derivative financial instruments whose hedge items were cancelled in 2020.

(i)	As of December 31, 2021 and 2020, certain derivative financial instruments hold collateral deposits; see Note 4(d).

(ii)
For the designated hedging derivatives mentioned in the table above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness in 2021 and 2020. During 2020, there were no discontinued hedges accounting. During 2021 and 2020, there were no discontinued hedges accounting.

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

(iv)
The future effect of current cash flow hedges on the consolidated statement of income, net of the deferred Income Tax, which will be included in the caption “Net gain of financial assets at fair value through profit or loss” when realized, is presented below:

	As of December 31, 2021				As of December 31, 2020
	Up to 1 year	From 1 to 3 years	Over 3 years	Expected effect	Up to 1 year	From 1 to 3 years	Over 3 years	Expected effect
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of income – Income (expense)	1,507	20,871	22,500	44,878	(1,123)	(15,653)	(20,332)	(37,108)

The transfer of net unrealized losses on cash flow hedges to the consolidated statement of income is presented in Note 16(d) and (e).

8

Notes to the consolidated financial statements (continued)

(v)	The gain (loss) for cash flow hedges reclassified to the consolidated statement of income for the year ended as of December 31, 2021 and 2020, is as follows:

	2021	2020
	S/(000)	S/(000)
Interest expenses from cash flow hedges	(71,009)	(80,954)
Interest income from cash flow hedges	57,550	56,208
Expenses for exchange differences from cash flow hedges	(128,820)	(53,058)
Income for exchange differences from cash flow hedges	346,326	234,195

	204,047	156,391

These amounts offset the effects of interest rate risk and exchange rate risk of the hedged item.
The following table shows hedging instruments that the Group uses in its cash flow hedges due to maturities:

December 31, 2021	3 to 12 months	1 to 5 years	Over 5 years	Total
Cross currency swaps (CCS)
Notional	—	1,758,267	599,700	2,357,967
Average interest rate in US Dollars	—	3.38%	—	—
Average interest rate in Soles	—	4.87%	1.88%	—
Average exchange rate Soles / US Dollar	—	3.26	3.24	—

December 31, 2020	3 to 12 months	1 to 5 years	Over 5 years	Total
Cross currency swaps (CCS)
Notional	—	1,596,861	543,150	2,140,011
Average interest rate in US Dollars	—	3.38%	—	—
Average interest rate in Soles	—	4.87%	1.88%	—
Average exchange rate Soles / US Dollar	—	3.26	3.24	—

F-
9
9

Notes to the consolidated financial statements (continued)

(vi)
The following table shows the nominal value and the weighted average maturity of derivative and non-derivative
financial instruments that are subject to the reform of the reference interest rate; see Note 3.4(ah):

	2021		2020
	Derivative nominal value (*) S/(000)	Average term in years (*)	Derivative nominal value (*) S/(000)	Average term in years (*)
Position purchased (LIBOR is paid)
Int erest rate swaps 3-month LIBOR	315,555	5.9	1,430,620	6.5
6-month LIBOR	301,871	9.4	315,045	9.4

	617,426		1,745,665

Cross currency swaps
6-month LIBOR	119,610	2.5	289,680	2.6

Total	737,036		2,035,345

Position sold (LIBOR is received)
Interest rate swaps 3-month LIBOR	473,042	5.0	1,628,689	7.1
6-month LIBOR	373,637	8.3	593,862	3.2

	846,679		2,222,551

Cross currency swaps
6-month LIBOR	231,246	2.7	586,602	2.5

Total	1,077,925		2,809,153

(*)
Balances as of December 31, 2021, calculated
with respect to
the new transition date of
USD-LIBOR
to the benchmark rate (June 2023) for contracts current at said date. As of December 31, 2020, it
corresponds to balances calculated taking
in
reference the prior transition date (December 2021); see Note 3.2.

As of December 31, 2021 and 2020, the Group does not present derivative financial instruments classified as hedge accounting that are subject to the interest rate benchmark reform; see Note 3.4(ah).

(c)
As of December 31, 2021 and 2020,
it
corresponds to accounts receivable and payable for the sale and purchase of financial investments negotiated during the last days of the month, which were settled at the beginning of the following month. As of said dates, the balance corresponds mainly to the purchase and sale of Sovereign Bonds issued by the Peruvian
g
overnment.

(d)
Operations in process include transactions made during the last days of the month and other types of similar transactions that are reclassified to their corresponding accounting accounts in the following month. These transactions do not affect the consolidated statement of income.

F-
100

Notes to the consolidated financial statements (continued)

11.	Deposits and obligations

(a)	This caption is made up as follows:

	2021	2020
	S/(000)	S/(000)
Saving deposits	22,541,822	17,852,282
Demand deposits	14,433,164	13,832,262
Time deposits (e)	10,954,233	13,534,993
Compensation for service time (c)	962,596	1,923,698
Other obligations	6,129	6,040

Total	48,897,944	47,149,275

(b)	Interest rates applied to deposits and obligations are determined based on the market interest rates.

(c)
On April 8, 2021, through Act No. 31171, “Act Authorizing the Withdrawal of Severance Indemnities to Cover Economic Needs Caused by the
Covid-19
Pandemic”, the Peruvian government authorized customers to withdraw, as a one-off
and until December 31, 2021,

100 percent of their
CTS accounts
accumulated until the date of the withdrawal. As of December 31, 2021, 242,000 customers have withdrawn approximately S/1,630,000,000.

On March 27, 2020, the Peruvian government issued the Emergency Decree
No. 033-2020,
according to which, clients could withdraw up
to
S/2,400 of their compensation for service time accounts. As of December 31, 2020, approximately 56,000 clients have withdrawn approximately S/85,493,000.

(d)	As of December 31, 2021 and 2020, approximately S/17,180,174,000 and S/14,020,602,000, respectively, of deposits and obligations are covered by the Peruvian Deposit Insurance Fund.

(e)	The table below presents the balance of time deposits classified by maturity as of December 31, 2021 and 2020:

	2021	2020
	S/(000)	S/(000)
Up to 1 month	4,679,045	6,983,091
From 1 to 3 months	2,205,213	2,208,207
From 3 months to 1 year	3,430,805	3,531,496
From 1 to 5 years	377,889	539,586
Over 5 years	261,281	272,613

Total	10,954,233	13,534,993

F-
101

Notes to the consolidated financial statements (continued)

12.	Due to banks and correspondents

(a)	This caption is comprised of the following:

	2021	2020
	S/(000)	S/(000)
By type -
Banco Central de Reserva del Peru (b)	6,332,527	7,736,322
Promotional credit lines (c)	1,595,405	1,453,397
Loans received from foreign entities (d)	322,947	427,278
Loans received from Peruvian entities	226,713	1,117

	8,477,592	9,618,114
Interest and commissions payable	45,257	42,763

	8,522,849	9,660,877

By term -
Short term	1,068,838	1,769,403
Long term	7,454,011	7,891,474

Total	8,522,849	9,660,877

(b)
As part of the exceptional measures implemented to mitigate the financial and economic impact generated by the
Covid-19
pandemic, see Note 1(b), the BCRP issued a series of regulations related to the loans repurchase agreements. In this sense, during 2021, Interbank took in repurchase agreements of loan portfolio for an amount of S/4,183,571,000 (S/5,887,938,000 during 2020, which was aimed to the “Reactiva Peru” program;
see
Note 1(b)).

As of December 31, 2021,
the repurchase agreement
s
include repurchase operations on loans represented by securities according to which Interbank received a debit in local currency for approximately S/
4,389,903,000
(S/
5,887,938,000
as of December 31, 2020), and gives to commercial and micro and small business loans as guarantee; see Note 6(a). As of December 31, 2021, these obligations had
maturities between
May 2023 and November 2025
, and accrue
d
interest at effective rates
0.50
percent; these operations accrued interest payable for approximately S/
11,218,000
(as of December 31, 2020, these obligations have maturities between
May 2023 and December 2023
, and accrue interest at effective rates between
0.50
 percent and
0.51
 percent; these operations accrued interest payable for S/
14,602,000
)
Likewise, as of December 31, 2021 and 2020,
it
corresponds to currency repurchase operations according to which Interbank receives Soles for approximately S/370,000,000 and S/520,000,000, respectively, and delivers US Dollars to the BCRP (for an amount equivalent to the one received). The US Dollars delivered are recorded as restricted funds; see Note 4(d). As of December 31, 2021, these obligations have maturities in March 2022 and bear an effective interest rate between 2.74 and 3.29 percent; these operations generated interest payable of
approximately S/19,925,000 (as of December 31, 2020,
these obligation
s had
maturities between March 2021 and March 2020, and
had an

effective interest rate between 2.74 and 3.46
percent; these operations generated accrued interest for
approximately S/12,656,000).

F-
102

Notes to the consolidated financial statements (continued)
Additionally, as of December 31, 2021, it includes repurchase agreements whereby Interbank receives Soles for approximately S/1,572,624,000 and delivers securities of its investment portfolio as guarantees. In relation to said operations, Interbank delivered Peruvian Sovereign Bonds as guarantee, which are recorded as investments at fair value through other comprehensive income and investments at amortized cost; see Note 5(b) and (d), respectively. These operations have a maturity between April 2023 and October 2024 and bear interest at effective interest rates between 0.50 percent and 2.04 percent. These operations bear interest payable for approximately S/9,746,000 (as of December 31, 2020, Interbank received a loan in Soles for approximately S/1,328,384,000, and gave as guarantee Peruvian Sovereign Bonds, which are recorded as investments at amortized cost, see Note 5(d), with maturities between March 2021 and July 2024, and bear interest at effective interest rates between 0.50 percent and 2.92 percent, and bear interest payable for approximately S/12,197,000).

(c)
Promotional credit lines are loans in Soles and US Dollars from the Corporación Financiera de Desarrollo (henceforth “COFIDE”) and Fondo Mivivienda (henceforth “FMV”) whose purpose is to promote development in Peru. These liabilities are guaranteed by a loan portfolio up to the amount of the line and include specific agreements on the use of funds, the financial conditions to be met and other management issues. In Management’s opinion, Interbank is meeting these requirements.

As of December 31, 2021, COFIDE’s loans accrued, in local currency, an effective annual interest rate that fluctuated between 7.55 percent and 7.67 percent, and matured in
January 2027 and in foreign currency fluctuated between 5.86 and 8.05 percent, and maturities between December 2029 and October 2034 (as of December 31, 2020, they accrued, in local currency, an effective annual interest rate that fluctuated between 7.55 percent and 7.67 percent, and matured
in January 2027, and in foreign currency fluctuated between 5.99 percent and 8.39 percent, and maturities between October 2029 and October 2034).

As of December 31, 2021, FMV’s loans accrued, in local currency, an effective annual interest rate that fluctuated between 5.00 percent and 8.30 percent, and maturities between January 2022 and December 2046 and in foreign currency, 7.75 percent, and maturities between February 2022 and November 2028 (as of December 31, 2020, accrued in local currency, an effective annual interest rate between 5.00 and 8.30 percent, and maturities between January 2021 and December 2045, and in foreign currency, 7.75 percent and maturities between January 2021 and November 2028).

(d)	As of December 31, 2021 and 2020, it corresponds to the following funding in foreign currency:

Entity	Country	Final maturity	2021	2020
			S/(000)	S/(000)
Credit Suisse First Boston (e)	Switzerland	2022/2021	159,480	217,260
Development Bank of Latin America (f)	Supranational	2022	139,545	126,735
Bank J. Safra Sarasin (g)	Switzerland	2022/2021	23,922	83,283

			322,947	427,278

As of December 31, 2021, the operations with foreign entities accrue interest at effective annual rates between 0.43 and 1.62 percent (effective annual rates between
0.69
 percent and 2.87 percent, as of December 31, 2020).

F-
103

Notes to the consolidated financial statements (continued)

(e)
As of December 31, 2021, it corresponds to a loan received by Inteligo Bank in December 2021 for US$40,000,000, which accrues interest at an effective annual rate of 0.65 percent, guaranteed by corporate bonds. As of December 31, 2020, it corresponded to a loan received by Inteligo Bank in December 2020 for
US$60,000,000, which accrued interest at an effective annual rate of 0.69 percent and it was guaranteed by corporate bonds. See Note 5(b).

(f)
As of December 31, 2021 and 2020, it corresponds to a financing from the Development Bank of Latin America in foreign currency for US$
35,000,000
, equivalent to S/139,545,000 and S/126,735,000, respectively, maturing in 2022, which accrues interest at a
6-month
LIBOR rate plus 0.57 percent.

(g)
As of December 31, 2021, it corresponds to a loan received by Inteligo Bank in December 2021 for US$6,000,000, which accrues interest at an effective annual rate of 0.84 percent, which is guaranteed by corporate bonds. As of December 31, 2020, it corresponded to a loan received by Inteligo Bank in December 2020 for US$23,000,000, which accrued interest at an effective annual rate of 0.85 percent and it was guaranteed by corporate bonds. See Note 5(b).

(h)	As of December 31, 2021 and 2020, maturities include the following:

Year	2021	2020
	S/(000)	S/(000)
2021	—	1,769,403
2022	1,068,838	616,029
2023	3,685,027	6,163,587
2024 onwards	3,768,984	1,111,858

Total	8,522,849	9,660,877

F-
104

Notes to the consolidated financial statements (continued)

13.	Bonds, notes and other obligations

(a)	This caption is comprised of the following:

Issuance	Issuer	Annual interest rate	Interest payment	Maturity	Amount issued	2021	2020
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – first program (b)
Eighth (A series)	Interbank	6.91%	Semi-annually	2022	S/137,900	137,900	137,900
Third (A series) (c)	Interbank	3.50% + VAC (*)	Semi-annually	2023	S/110,000	—	91,000

						137,900	228,900

Subordinated bonds – second program (b)
Second (A series)	Interbank	5.81%	Semi-annually	2023	S/150,000	149,938	149,881
Third (A series)	Interbank	7.50%	Semi-annually	2023	US$50,000	199,175	180,819

						349,113	330,700

Subordinated bonds – third program (b)
Third - single series (d)	Interseguro	4.84%	Semi-annually	2030	US$25,000	99,675	90,525
First - single series	Interseguro	6.00%	Semi-annually	2029	US$20,000	79,663	72,420
Second - single series	Interseguro	4.34%	Semi-annually	2029	US$20,000	79,740	72,420

						259,078	235,365

Corporate bonds – second program
Fifth (A series)	Interbank	3.41% + VAC (*)	Semi-annually	2029	S/150,000	150,000	150,000

Total local issuances						896,091	944,965

International issuances
Subordinated bonds (e)	Interbank	4.000%	Semi-annually	2030	US$300,000	1,188,394	1,078,493
Corporate bonds (f)	Interbank	5.000%	Semi-annually	2026	S/312,000	311,401	311,282
Corporate bonds (g)	Interbank	3.250%	Semi-annually	2026	US$400,000	1,584,288	1,436,818
Corporate bonds (h)	Interbank	3.375%	Semi-annually	2023	US$484,895	1,912,330	1,714,707
Subordinated bonds (i)	Interbank	6.625%	Semi-annually	2029	US$300,000	1,193,461	1,082,915
Senior bonds (j)	IFS	4.125%	Semi-annually	2027	US$300,000	1,178,000	1,065,482

Total international issuances						7,367,874	6,689,697

Total local and international issuances						8,263,965	7,634,662

Interest payable						125,707	144,089

Total						8,389,672	7,778,751

(*)	The Spanish term “Valor de actualización constante“ is referred to amounts in Soles indexed by inflation.

F-
105

Notes to the consolidated financial statements (continued)

(b)	Subordinated bonds do not have specific guarantees and in accordance with SBS rules, qualify as second level equity (Tier 2) in the determination of the effective equity; see Note 16(f).

(c)	The Board of Directors of Interbank session held on July 13, 2021, agreed to redeem the entirety of these subordinated bonds, on September 30, 2021.

(d)
On September 30, 2020, Interseguro issued subordinated bonds denominated “Third Issuance of the Third Program of Subordinated Bonds Interseguro (Single Series)” for the amount of US$25,000,000, recorded in Section “Transferable Securities and Issuance Programs” of the Public Registry of the Stock Market, under the Third Program of Subordinated Bonds of Interseguro.

(e)
On June 30, 2020, Interbank placed subordinated bonds called “4.00% Subordinated Notes due 2030” for an amount of US$300,000,000, under Rule 144A and Regulation S of the U.S. Securities Act of 1933 of the United States of America. The issuance date of these bonds was July 8, 2020.

Starting on July 8, 2025,
with
prior authorization by the SBS, Interbank will be able to redeem the entirety of the bonds, having to pay a redemption price of 100 percent of the issued subordinated bonds. From that date onwards, in case Interbank does not perform the early redemption, the interest rate will increase by 371.1 basis points. After July 8, 2025, with
prior authorization by the SBS, Interbank will be able to redeem the entirety of the bonds, having to pay a redemption price of 100 percent of the issued subordinated bonds plus the present value of each scheduled coupon payment, discounted at the redemption date.

(f)
On September 24, 2019, Interbank placed corporate bonds denominated “5.00% Senior Notes due 2026” for S/312,000,000, under Rule 144A and Regulation S of the U.S. Securities Act of 1993 of the United States of America. These bonds were issued on October 1, 2019.

(g)
On September 25, 2019, Interbank placed corporate bonds denominated “3.25% Senior Notes due 2026” for US$400,000,000, under Rule 144A and Regulation S of the U.S. Securities Act of 1993 of the United States of America. These bonds were issued on October 4, 2019.

As part of said program, on September 19, 2019, Interbank announced of a buyback offering in cash of the senior bonds denominated “5.750% Senior Notes Due 2020”
issued by the Panama Branch. However, as of October 2, 2019, only approximately 37.52 percent of the holders had accepted the buyback offering in cash.
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

(h)
In January 2018, Interbank issued corporate bonds called “3.375 Senior Unsecured Notes” for US$200,000,000, under Rule 144A and Regulation S of the U.S. Securities Act of 1993 of the United States of America.

F-10
6

Notes to the consolidated financial statements (continued)

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
As of December 31, 2021 and 2020, Interbank maintains fourteen cross-currency swaps for a total of US$441,000,000 (equivalent to approximately S/1,758,267,000 and S/1,596,861,000, respectively), see Note 10(b). Through these operations, part of the issued amount by these bonds was economically converted into Soles at a fixed rate of 4.88 percent.
As of December 31, 2021, Management does not intend to redeem these bonds before their maturity date; this situation may change in the future, depending on market conditions.

(i)
Starting in March 2024, the applicable interest rate will be a floating rate of
3-month
LIBOR plus 576 basis points payable quarterly. Starting on that date and on any interest payment date, Interbank can redeem all the notes without penalties.

In accordance with SBS regulation, this issuance qualifies as second level equity (Tier 2) in the determination of the effective equity; see Note 16(f).
As of December 31, 2021, Management does not intend to redeem these bonds before their maturity date; this situation may change in the future, depending on market conditions
.

(j)
From 2018 until July 2027, IFS,
at
 any time, can redeem these bonds, paying a penalty equal to the United States Treasury rate plus 30 basis points. The payment of principal will take place on the maturity date of the bonds or when IFS redeems them.

In October 2017, IFS entered a cross currency swap for US$150,000,000 (equivalent to approximately S/598,050,000 and S/543,150,000, as of December 31, 2021 and 2020, respectively), which was designated as a cash flow hedge, see Note 10(b). Through this operation, part of the issued amount of these bonds was economically converted to Soles at a fix rate of 5.06 percent.
As of December 31, 2021, Management does not intend to redeem these bonds before their maturity date. This situation may change in the future, depending on market conditions.

F-10
7

Notes to the consolidated financial statements (continued)

(k)
The international issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters.

As of December 31, 2021 and 2020, the international issuances maintain mainly this common clause: submit audited financial statements on an annual basis and unaudited financial statements on a quarterly basis (both in Spanish and English). In the opinion of Group Management and its legal advisers, this clause has been met by the Group as of December 31, 2021 and 2020. In addition, Interbank maintains the following additional clauses: (i) limits regarding related party transactions that are not under market conditions and (ii) limits regarding consolidation, merger or transfer of Interbank assets. In the opinion of Interbank Management and its legal advisers, these clauses have been met by Interbank as of December 31, 2021 and 2020.

(l)	As of December 31, 2021 and 2020, the repayment schedule of these obligations is as follows:

Year	2021	2020
	S/(000)	S/(000)
2021	—	104,078
2022	249,609	137,900
2023	2,261,443	2,171,241
2024	—	—
2025 onwards	5,878,620	5,365,532

Total	8,389,672	7,778,751

14.	Insurance contract liabilities

(a)	This caption is comprised of the following:

	2021	2020
	S/(000)	S/(000)
Technical reserves for insurance premiums (b)	11,735,995	12,298,075
Technical reserves for claims (c)	222,063	203,648

	11,958,058	12,501,723

By term -
Short term	949,512	1,035,915
Long term	11,008,546	11,465,808

Total	11,958,058	12,501,723

F-1
0
8

Notes to the consolidated financial statements (continued)

(b)	The movement of technical reserves for insurance premiums (disclosed by type of insurance) for the years ended December 31, 2021, 2020 and 2019, is as follows:

	2021						2020						2019
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	10,448,455	745,292	746,171	38,015	320,142	12,298,075	9,741,241	779,455	630,801	41,073	30,886	11,223,456	8,716,080	715,217	558,347	39,683	27,819	10,057,146
Insurance subscriptions	482,508	115	11,770	30,411	2,562	527,366	249,380	—	2,259	31,808	—	283,447	293,860	—	1,692	36,388	2,112	334,052
Acquisition of Mapfre portofolio (*)	—	—	—	—	—	—	—	—	—	—	292,499	292,499	—	—	—	—	—	—
Time passage adjustments (**)	(1,347,987)	(126,955)	131,533	(28,112)	(62,674)	(1,434,195)	162,654	(34,163)	110,102	(35,167)	(3,326)	200,100	823,644	64,238	122,416	(34,950)	955	976,303
Maturities and recoveries	—	—	(65,587)	—	—	(65,587)	—	—	(50,654)	—	—	(50,654)	—	—	(41,353)	—	—	(41,353)
Exchange differencies	340,703	—	69,105	448	80	410,336	295,180	—	53,663	301	83	349,227	(92,343)	—	(10,301)	(48)	—	(102,692)

End of year balances	9,923,679	618,452	892,992	40,762	260,110	11,735,995	10,448,455	745,292	746,171	38,015	320,142	12,298,075	9,741,241	779,455	630,801	41,073	30,886	11,223,456

(*)
In December 2019, the SBS authorized the transfer of risk insurance contracts from Complementary Insurance for High-risk Activities (henceforth “SCTR”, by its Spanish acronym), of Mapfre Peru Vida Compañía de Seguros y Reaseguros S.A. (henceforth “Mapfre”, an unrelated entity), which became effective on January 2, 2020. The assets received from these contracts included cash and financial debt instruments with a value equivalent to S/246,101,000. Likewise, the Group recognized a liability for technical reserves of premiums for S/292,499,000, the difference amounting to S/46,398,000, was recorded in the caption “Intangibles and goodwill, net”, as part of the “Other Intangibles”, see Note 9(a).

(**)	The table below presents the composition of the adjustments due to time passage as of December 31, 2021, 2020 and 2019:

	2021					2020					2019
	Annuities (***)	Life insurance	General insurance	SCTR	Total	Annuities (***)	Life insurance	General insurance	SCTR	Total	Annuities (***)	Life insurance	General insurance	SCTR	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Interest rate effect (***), Note 3.4(d)	(1,318,573)	—	—	(73,707)	(1,392,280)	333,761	—	—	(1,225)	332,536	1,001,073	—	—	—	1,001,073
Aging insured population effect	(325,914)	131,533	(28,112)	(6,705)	(229,198)	(257,549)	110,102	(35,167)	(7,495)	(190,109)	(168,154)	122,416	(34,950)	955	(79,733)
Inflation and other effects	169,545	—	—	17,738	187,283	52,279	—	—	5,394	57,673	54,963	—	—	—	54,963

Time passage adjustments	(1,474,942)	131,533	(28,112)	(62,674)	(1,434,195)	128,491	110,102	(35,167)	(3,326)	200,100	887,882	122,416	(34,950)	955	976,303

(***)	It includes retirement (disability and survival annuities) and “Renta Particular Plus – Vitalicio”.

(****)
Comprises the variations of the market interest rate in each period. The Company uses market rates. In 2021, 2020 and 2019, the rates for annuities, retirement, disability and survival annuities and SCTR in US Dollars decreased, fluctuating around 3.70 percent, 3.53 percent and 4.54 percent, respectively; whereas for annuities, retirement, disability and survival annuities and SCTR in adjustable S/ increased, fluctuating around 6.84 percent, 5.07 percent and 5.10 percent, respectively; and for annuities, retirement, disability and survival annuities and SCTR in S/ VAC increased, fluctuating around
3.77 percent, 2.05 percent and 1.89 percent, respectively.

9

Notes to the consolidated financial statements (continued)

(c)	Below is the balance of technical reserves for outstanding claims (according to the type of insurance) as of December 31, 2021 and 2020:

	2021						2020
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Reported claims	12,233	61,700	46,411	12,514	5,762	138,620	8,201	71,473	33,093	13,740	6,801	133,308
IBNR	—	18,352	58,911	5,383	797	83,443	—	18,203	50,619	449	1,069	70,340

	12,233	80,052	105,322	17,897	6,559	222,063	8,201	89,676	83,712	14,189	7,870	203,648

The movement of technical reserves for claims for the years ended December 31, 2021, 2020 and 2019, is as follows:

	2021
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	8,201	89,676	83,712	14,189	7,870	203,648
Claims of the period	713,226	75,185	134,615	27,622	15,329	965,977
Adjustments to prior years claims	4,135	(22,096)	26,629	183	(790)	8,061
Payments	(713,309)	(62,713)	(142,013)	(23,877)	(15,850)	(957,762)
Exchange difference	(20)	—	2,379	(220)	—	2,139

End of year balances	12,233	80,052	105,322	17,897	6,559	222,063

	2020
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	3,691	116,130	60,032	13,250	10,072	203,175
Claims of the period	626,106	58,841	64,133	22,278	14,269	785,627
Adjustments to prior years claims	5,011	(17,764)	36,973	(3,064)	(1,482)	19,674
Payments	(626,632)	(67,531)	(78,393)	(18,394)	(14,989)	(805,939)
Exchange difference	25	—	967	119	—	1,111

End of year balances	8,201	89,676	83,712	14,189	7,870	203,648

F-1
10

Notes to the consolidated financial statements (continued)

	2019
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	1,812	214,061	55,873	11,616	10,146	293,508
Claims of the period	594,865	58,252	29,209	13,811	236	696,373
Adjustments to prior years claims	2,436	(25,756)	24,777	7,068	1,408	9,933
Payments	(595,417)	(130,427)	(49,633)	(19,236)	(1,718)	(796,431)
Exchange difference	(5)	—	(194)	(9)	—	(208)

End of year balances	3,691	116,130	60,032	13,250	10,072	203,175

(d)	In Management’s opinion, these balances reflect the exposure of life and general insurance contracts as of December 31, 2021, 2020 and 2019, in accordance with IFRS 4.

(e)	The main assumptions used in the estimation of retirement, disability and survival annuities and individual life reserves as of December 31, 2021 and 2020, include the following:

Type	Mortality table		Interest rate
	2021	2020	2021	2020
Annuities and Lifetime RPP	SPP-S-2017, SPP-I-2017 with improvement factor for mortality		3.70% in US$ 3.77% in S/ VAC 6.84% adjustable in S/	3.53% in US$ 2.05% in S/ VAC 5.07% adjustable in S/
Retirement, disability and survival	SPP-S-2017, SPP-I-2017 with improvement factor for mortality		3.77% in S/ VAC	2.05% in S/ VAC
SCTR insurance	SPP-S-2017, SPP-I-2017 with improvement factor for mortality		3.77% in S/ VAC	2.05% in S/ VAC
Individual life insurance contracts (included linked insurance contracts)	CSO 80 adjustable		4.00 - 5.00%	4.00 - 5.00%

F-1
11

Notes to the consolidated financial statements (continued)

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by life insurance risks; the main variables as of December 31, 2021 and 2020, are the interest rates and the mortality tables. The Group has assessed the changes of the reserves related to its most significant life insurance contracts included in the reserves of annuities, retirement, disability and survival of +/- 100 basis points (bps) in the interest rates and of +/- 500 basis points (bps) of the mortality factors, being the results as follows:

	2021			2020
		Variation in reserves			Variation in reserves
Variables	Reserves	Amount	Percentage	Reserves	Amount	Percentage
	S/(000)	S/(000)%		S/(000)	S/(000)%
Annuities -
Portfolio in S/ and US Dollars - basis amount
Changes in interest rate: + 100 bps	8,995,287	(928,392)	(9.37)	9,363,723	(1,084,732)	(10.38)
Changes in interest rate: - 100 bps	11,041,604	1,117,925	11.27	11,778,806	1,330,351	12.73
Changes in mortality table at 105%	9,823,769	(99,910)	(1.01)	10,333,990	(114,465)	(1.10)
Changes in mortality table at 95%	10,028,431	104,752	1.06	10,568,733	120,278	1.15
Retirements, disability and survival -
Portfolio in S/ – basis amount
Changes in interest rate: + 100 bps	557,818	(60,634)	(9.80)	660,001	(85,291)	(11.44)
Changes in interest rate: - 100 bps	691,971	73,519	11.89	851,384	106,092	14.23
Changes in mortality table at 105%	611,223	(7,229)	(1.17)	735,321	(9,971)	(1.34)
Changes in mortality table at 95%	626,020	7,568	1.22	755,775	10,483	1.41
SCTR insurance -
Portfolio in S/ - basis amount
Changes in interest rate: + 100 bps	228,990	(31,120)	(11.96)	274,323	(45,819)	(14.31)
Changes in interest rate: - 100 bps	299,710	39,600	15.22	380,684	60,542	18.91
Changes in mortality table at 105%	258,161	(1,949)	(0.75)	317,191	(2,951)	(0.92)
Changes in mortality table at 95%	262,143	2,033	0.78	323,233	3,091	0.97

F-1
12

Notes to the consolidated financial statements (continued)

15.	Deferred Income Tax asset and liability

(a)
As indicated in Note 3.4(aa), the net tax position has been met based on the separate financial statement of each Subsidiary domiciled in Peru. The following table presents a summary of the items comprising the Subsidiaries’ deferred Income Tax:

	2021	2020
	S/(000)	S/(000)
Deferred asset
Provision for loan portfolio and other provisions	316,208	457,799
Modification of rescheduled loan cash flows	4,184	39,641
Deferred income from stand-by letters	3,958	3,973
Right-of-use assets	3,281	2,613
Net unrealized losses from fluctuation in investments through other comprehensive income	3,151	—
Unrealized (loss) gain from derivatives	(7,453)	8,688
Leveling of assets and liabilities	(27,773)	427
Recording of past-due and refinanced loans (Stages 1, 2, 3)	(47,746)	(38,368)
Others	30,029	30,261
Deferred liability
Deemed cost of fixed assets	(62,125)	(59,478)
Amortization of intangible assets, net	(69,465)	(81,101)
Unrealized net gain from fluctuation in investments through other comprehensive income	(56)	(5,332)
Others	(3,826)	(5,558)

Total deferred Income Tax asset, net	142,367	353,565

Deferred liability
Others	—	11

Total deferred Income Tax liability, net	—	11

(b)
In Management’s opinion, the deferred Income Tax assets will be recovered from the taxable income that will be generated by each company of the Group over the coming years, including the portion that is recorded in the consolidated statement of changes in equity.

F-1
13

Notes to the consolidated financial statements (continued)

(c)	The table below presents the amounts reported in the consolidated statement of income for the years 2021, 2020 and 2019:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)
Current – Expense	296,360	235,134	454,772
Deferred – Expense (Income)	205,752	(308,067)	38,554

	502,112	(72,933)	493,326

(d)	The table below presents the reconciliation of the effective Income Tax rate to the statutory tax rate for the Group:

	2021		2020		2019
	S/(000)%		S/(000)%		S/(000)%
Income before Income Tax	2,302,291	100.0	310,616	100.0	1,943,441	100.0

Theoretical tax	679,176	29.5	91,632	29.5	573,315	29.5
Decrease in income of Subsidiaries not domiciled in Peru	(39,498)	(1.7)	(54,020)	(17.4)	(18,570)	(1.0)
Non-taxable income, net	(224,780)	(9.8)	(131,595)	(42.4)	(128,623)	(6.6)
Permanent non-deductible expenses	69,367	3.0	28,452	9.2	64,303	3.3
Translation results non-taxable	17,847	0.8	(7,402)	(2.4)	2,901	0.2

Income Tax	502,112	21.8	(72,933)	(23.5)	493,326	25.4

F-1
14

Notes to the consolidated financial statements (continued)

16.	Equity

(a)	Capital stock and distribution of dividends -
IFS’s shares are listed on the Lima Stock Exchange and, since July 2019, they are listed also on the New York Stock Exchange. IFS’s shares have no nominal value and their issuance value was US$9.72 per share.
As a consequence of the Offering detailed in Note 1(c), in July 2019, IFS issued 2,336,841 common shares, thus increasing its capital stock by S/74,571,000 (approximately US$22,714,000). In this sense, as of December 31, 2021 and 2020, IFS’s capital stock is represented by 115,447,705 subscribed and paid-in
common shares.
The General Shareholders’ Meeting of IFS held on March 31, 2022, agreed to distribute dividends for the year 2021 of approximately US$202,025,000 (equivalent to approximately S/751,532,000), equivalent to US$1.75 per share, which will be paid on May 6, 2022.
The Shareholders’ Meeting of IFS held on November 24, 2021, agreed to distribute extraordinary dividends of approximately
US$75,038,000 (equivalent to approximately S/301,757,000), equivalent to US$0.65 per share, which was paid on December 20, 2021.
The General Shareholders’ Meeting of IFS held on March 31, 2021, agreed to distribute dividends for 2020 of
 approximately US$88,891,000 (equivalent to approximately S/332,096,000), equivalent to US$0.77 per share, which were paid on May 6, 2021.
The General Shareholders’ Meeting of IFS held on April 7, 2020, agreed to distribute dividends for 2019 of
 approximately US$202,033,000 (equivalent to approximately S/698,228,000), US$1.75 per share, which were paid on May 6, 2020.
The General Shareholders’ Meeting of IFS held on April 1, 2019, agreed to distribute dividends for 2018
o
f
 approximately US$197,187,000 (equivalent to approximately S/654,464,000), US$1.75 per share, which were paid on May 3, 2019.

(b)	Treasury stock -
As of December 31, 2021 and 2020, the Company and some Subsidiaries h
e
ld 30,074 and 24,824 shares issued by IFS, respectively, with an acquisition cost equivalent to S/3,363,000 and S/2,769,000, respectively.

(c)	Capital surplus -
Corresponds to the difference between the nominal value of the shares issued and their public offerings price, which were performed in 2007 and 2019; see Note 1(c). Capital surplus is presented net of the expenses incurred and related to the issuance of such shares.

F-1
15

Notes to the consolidated financial
statements
(continued)

(d)	Unrealized results, net -
This item is made up as follows:

	Unrealized gain (loss)

	Instruments that will not be reclassified to consolidated statement of income	Instruments to be reclassified to the consolidated statements of income
	Equity instruments at fair value	Debt instruments at fair value	Insurance premiums reserve	Cash flow hedge reserve	Translation of foreign operations	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2019	147,554	(232,337)	75,575	27,911	102,983	121,686
Effect of changes in the discount rates of pension reserves, Note 3.4(d)	—	—	(999,430)	—	—	(999,430)
Unrealized gain from equity instruments at fair value through other comprehensive income, net of unrealized loss	117,329	—	—	—	—	117,329
Unrealized gain for debt instruments at fair value through other comprehensive income, net of unrealized loss	—	1,341,797	—	—	—	1,341,797
Transfer to realized gain from debt instruments at fair value through other comprehensive income, net of unrealized loss	—	(80,080)	—	—	—	(80,080)
Transfer of impairment loss on debt instruments at fair value through other comprehensive income, Note 5(c)	—	6,779	—	—	—	6,779
Variation for net unrealized loss on cash flow hedges	—	—	—	(74,593)	—	(74,593)
Transfer of realized loss on cash flow hedges to consolidated statement of income, net of realized gain	—	—	—	23,924	—	23,924
Translation of foreign operations	—	—	—	—	(14,507)	(14,507)

Balances as of December 31, 2019	264,883	1,036,159	(923,855)	(22,758)	88,476	442,905

Effect of changes in the discount rates of pension reserves, Note 3.4(d)	—	—	(331,990)	—	—	(331,990)
Unrealized gain from equity instruments at fair value through other comprehensive income, net of unrealized loss	8,175	—	—	—	—	8,175
Transfer to retained earnings from realized loss from equity instruments at fair value through other comprehensive income	24,154	—	—	—	—	24,154
Unrealized gain from debt instruments at fair value through other comprehensive income, net of unrealized loss	—	791,762	—	—	—	791,762
Transfer to realized gain from debt instruments at fair value through other comprehensive income, net of unrealized loss	—	(193,683)	—	—	—	(193,683)
Transfer of impairment loss on debt instruments at fair value through other comprehensive income, Note 5(c)	—	32,865	—	—	—	32,865
Variation for net unrealized loss on cash flow hedges	—	—	—	(38,924)	—	(38,924)
Transfer of realized loss on cash flow hedges to consolidated statement of income, net of realized gain	—	—	—	24,574	—	24,574
Translation of foreign operations	—	—	—	—	76,935	76,935

Balances as of December 31, 2020	297,212	1,667,103	(1,255,845)	(37,108)	165,411	836,773
Effect of changes in the discount rates of pension reserves, Note 3.4(d)	—	—	1,389,995	—	—	1,389,995
Unrealized gain from equity instruments at fair value through other comprehensive income, net of unrealized loss	145,899	—	—	—	—	145,899
Transfer to retained earnings from realized gain from equity instruments at fair value through other comprehensive income	(451,898)	—	—	—	—	(451,898)
Unrealized loss from debt instruments at fair value through other comprehensive income, net of unrealized gain	—	(1,986,046)	—	—	—	(1,986,046)
Transfer to realized gain from debt instruments at fair value through other comprehensive income, net of unrealized loss	—	(249,689)	—	—	—	(249,689)
Transfer of impairment recovery on debt instruments at fair value through other comprehensive income, Note 5(c)	—	(30,994)	—	—	—	(30,994)
Variation for net unrealized gain on cash flow hedges	—	—	—	68,615	—	68,615
Transfer of realized gain on cash flow hedges to consolidated statement of income, net of realized loss	—	—	—	13,371	—	13,371
Translation of foreign operations	—	—	—	—	95,674	95,674

Balances as of December 31, 2021	(8,787)	(599,626)	134,150	44,878	261,085	(168,300)

F-1
1
6

Notes to the consolidated financial
statements
(continued)

(e)	Components of other comprehensive income -
The consolidated statement of comprehensive income include: (i) Other comprehensive income that will not be reclassified to the consolidated statement of income in future periods, such as the revaluation of gain (loss) in equity instruments at fair value through other comprehensive income and (ii) Other comprehensive income to be reclassified to the consolidated statement of income in future periods, such as the comprehensive income of financial instruments derivatives used as cash flow hedges, debt instruments at fair value through other comprehensive income and translation for foreign operations. Below is the movement of the caption:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)
Other comprehensive income that will not be reclassified to the consolidated statement of income in future periods:
Equity instruments at fair value through other comprehensive income
Gains on equity instruments at fair value through other comprehensive income, net	145,899	8,175	117,329

Subtotal	145,899	8,175	117,329

Non-controlling interest	231	(35)	(438)
Income Tax	31	36	(219)

Total	146,161	8,176	116,672

Other comprehensive income to be reclassified to the consolidated statement of income in future periods:
Debt instruments at fair value through other comprehensive income
Unrealized net (loss) gain on debt instruments at fair value through other comprehensive income	(1,986,046)	791,762	1,341,797
Transfer to income of unrealized net gain on debt instruments at fair value through other comprehensive income	(249,689)	(193,683)	(80,080)
Transfer to income of (recovery) loss for impairment on debt instruments at fair value through other comprehensive income	(30,994)	32,865	6,779

Subtotal	(2,266,729)	630,944	1,268,496

Non-controlling interest	(6,978)	2,082	2,517
Income Tax	(8,404)	2,643	(7,878)

Total	(2,282,111)	635,669	1,263,135

F
-1
1
7

Notes to the consolidated financial statements (continued)

	2021	2020	2019
	S/(000)	S/(000)	S/(000)
Insurance premiums reserve, Note 14(b)	1,389,995	(331,990)	(999,430)

Non-controlling interest	2,285	(546)	(1,643)

Total	1,392,280	(332,536)	(1,001,073)

Cash flow hedges:
Net gain (loss) from cash flow hedges	68,615	(38,924)	(74,593)
Transfer of net realized loss from cash flow hedge to consolidated statement of income	13,371	24,574	23,924

Subtotal	81,986	(14,350)	(50,669)

Non-controlling interest	261	(59)	(217)
Income Tax	15,696	(3,559)	(13,052)

Total	97,943	(17,968)	(63,938)

Foreign currency translation	95,674	76,935	(14,507)

(f)	Shareholders’ equity for legal purposes (regulatory capital) -
IFS is not required to establish a regulatory capital for statutory purposes. As of December 31, 2021 and 2020, the regulatory capital required for Interbank, Interseguro and Inteligo Bank (a Subsidiary of Inteligo Group Corp.), is calculated based on the separate financial statement of each Subsidiary and prepared following the specifications stated by their regulators (the SBS or the Central Bank of the Bahamas, in the case of Inteligo Bank).
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
However, through Multiple Official Letter No. 27358-2021, the SBS established that in the period between April 2021 and March 2022, the regulatory capital for financial companies shall be equal or higher than 8 percent. Once this period ends, the regulatory capital shall go back to the percentage initially defined (10 percent of the assets and contingent loans weighted by total risks).

F-1
1
8

Notes to the consolidated financial statements (continued)

As of December 31, 2021 and 2020, Interbank maintains the following amounts related to the risk weighted assets and contingent and regulatory capital (basic and supplementary):

	2021	2020
	S/(000)	S/(000)
Total risk weighted assets and credits	57,570,306	51,451,816
Total regulatory capital	9,135,614	8,742,126
Basic regulatory capital (Level 1)	6,262,096	5,930,657
Supplementary regulatory capital (Level 2)	2,873,518	2,811,469
Global capital to regulatory capital ratio	15.87%	16.99%
As of December 31, 2021 and 2020, Interbank has complied with SBS Resolutions No.2115-2009, No.6328-2009 and No.14354-2009, “Regulations for the Regulatory Capital Requirement for Operational Risk”, “Market Risk” and “Credit Risk”, respectively, as amended. These resolutions establish, mainly, the methodologies to be applied by financial entities to calculate the assets and credits weighted per type of risk.
In July 2011, the SBS issued Resolution No. 8425-2011, modified by Resolution SBS
No. 603-2016
and SBS
No. 975-2016,
which states that financial entities must determine an additional regulatory capital level and develop a process to assess the adequacy of their regulatory capital in relation with their risk profile, which must follow the methodology described in said resolution. The additional regulatory capital requirement shall be equivalent to the amount of regulatory capital requirements calculated for each of the following components: economic cycle, concentration risk, market concentration risk and interest rate risk in the bank book, among others. As of December 31, 2021 and 2020, the additional regulatory capital estimated by Interbank amounts to approximately S/587,350,000 and S/341,328,000, respectively.
In December 2021, the SBS issued Resolution No. 3921-2021, through which it establishes the modification to the calculation of the additional regulatory capital requirement for market concentration, considering the criteria of size, interconnection, substitutability and complexity. Likewise, it establishes two years phase-in
period starting in December 2022.
On March 26, 2020, the SBS issued Resolution No. 1264-2020, establishing that the calculation of regulatory capital requirements in relation to the weighting factor for mortgage loans and non-revolving
consumer loans that have been subject to rescheduling where expiration terms have been extended, will not be increased. Likewise, such Resolution authorizes to the financial entities to use the additional regulatory capital accumulated for the economic cycle component; see Note 1(b). In that sense, Interbank has granted loan reschedulings to its clients, such rescheduling consisted of performing changes in payment schedules and/or granting of grace periods so that the original term of loans was postponed; however, according to the SBS’s indications, this term postponement has not generated that Interbank needs higher regulatory capital requirements, by the weighting factor.
In Group Management’s opinion, Interbank has complied with the requirements established by the aforementioned Resolution.

F-1
1
9

Notes to the consolidated financial statements (continued)

Interseguro’s regulatory capital -
In accordance with SBS Resolution No. 1124-2006, and its amendments, Interseguro is required to maintain a level of regulatory capital to maintain a minimum equity to support technical risks and other risks that could affect it. The regulatory capital must be higher than the amount resulting from the sum of the solvency net equity, the guarantee fund and the regulatory capital intended to cover credit risks.
The solvency net equity is represented by the higher amount between the solvency margin and the minimal capital. As of December 31, 2021 and 2020, the solvency net equity is represented by the solvency margin. The solvency margin is the complementary support that insurance entities must maintain to deal with possible situations of excess claims not foreseen in the establishment of technical reserves. The total solvency margin corresponds to the sum of the solvency margins of each branch in which Interseguro operates.
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
As of December 31, 2021 and 2020, Interseguro’s surplus equity is as follows:

	2021	2020
	S/(000)	S/(000)
Regulatory capital	1,387,713	1,359,414
Less
Solvency equity (solvency margin)	672,551	607,841
Guarantee fund	235,393	212,744

Surplus	479,769	538,829

Inteligo Bank’s regulatory capital -
The Central Bank of the Bahamas requires Inteligo Bank to maintain a regulatory capital of not less than 8 percent of its risk weighted assets. Inteligo Bank’s capital ratio as of December 31, 2021 and 2020 is the following:

	2021	2020
	US$(000)	US$(000)
Total eligible capital	287,196	270,709

Total risk weighted assets	1,177,296	953,009

Capital adequacy ratio (in percentage)	24.39	28.41

In Management’s opinion, its Subsidiaries have complied with the requirements set forth by the regulatory entities.

(g)	Reserves -
The General Shareholders’ Meeting of IFS held on March 31, 2022, agreed to constitute reserves for S/800,000,000 charged to retained earnings.

F-1
20

Notes to the consolidated financial statements (continued)
The Board of Directors of IFS session held on April 22, 2020, agreed to constitute reserves for S/500,000,000 charged to retained earnings.

(h)	Subsidiaries’ legal and special reserves -
The Subsidiaries domiciled in Peru are required to establish a reserve equivalent to a certain percentage of their paid-in
capital (20 or 35 percent, depending on their economic activity) through annual transfers of not less than 10 percent of their net income. As of December 31, 2021 and 2020, these reserves amounted to approximately S/1,397,030,000 and S/1,344,250,000, respectively.

17.	Tax situation

(a)
IFS and its Subsidiaries incorporated and domiciled in the Republic of Panama and the Commonwealth of the Bahamas (see Note 2), are not subject to any Income Tax, or any other taxes on capital gains, equity or property. The Subsidiaries incorporated and domiciled in Peru (see Note 2) are subject to the Peruvian Tax legislation; see paragraph (c).

Peruvian life insurance companies are exempt from Income Tax regarding the income derived from assets linked to technical reserves for pension insurance and annuities from the Private Pension Fund Administration System, as well as income generated through assets related to life insurance contracts with savings component.
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
Additionally, as a concurrent condition, it is established that in any period of 12 month
-p
eriod
 shares or participations representing 10
percent or more of the capital of legal persons
non-domiciled
be disposed.

(b)
Legal entities or individuals not domiciled in Peru are subject to an additional tax (equivalent to 5 percent) on dividends received from entities domiciled in Peru. The corresponding tax is withheld by the entity that distributes the dividends. In this regard, since IFS controls the entities that distribute the dividends, it recognizes the amount of the additional Income Tax as expense of the financial year of the dividends. In this sense, as of December 31, 2021 and 2020, the Company has recorded an expense for S/38,538,000 and recovery for S/2,017,000, respectively, in the caption “Income Tax” of the consolidated statement of income. The recovery recognized in 2020 result
ed
from
: (i) the decrease in the percentage of divididends distribution by Interbank in April 2020, as indicated in Note 1(b)(b.3), which generated that IFS recorded in 2020 a rebate of the provision constituted as of December 31, 2019, and (ii) lower recognition of expenses for Income Tax provision over dividends due to a lower income in Interbank for 2020.

(c)
IFS’s Subsidiaries incorporated in Peru are subject to the payment of Peruvian taxes; hence, they must calculate their tax expenses on the basis of their separate financial statements. The Income Tax rate as of December 31, 2021, 2020 and 2019, was 29.5 percent, over the taxable income.

F-1
21

Notes to the consolidated financial statements (continued)

(d)
The Tax Authority (henceforth “SUNAT”, by its Spanish acronym) is legally entitled to perform tax audit procedures for up to four years subsequent to the date at which the tax return regarding a taxable period must be filed.

Below are the taxable periods subject to inspection by the Tax Authority as of December 31, 2021:

•	Interbank: Income Tax returns for the years 2016 to 2021, and Value-Added-Tax returns for the years 2016 to 2021.

•	Interseguro: Income Tax returns for the years 2017 to 2021, and Value-Added-Tax returns for the years 2017 to 2021.

•	Seguros Sura: Income Tax returns for the years 2017 to 2018, and Value-Added-Tax returns for the years 2017 to 2018.
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

Following is the description of the main ongoing tax procedures for the Subsidiaries:
Interbank:
In April 2004, June 2006, February 2007, June 2007, November 2007, October 2008 and December 2010, Interbank received a number of Tax Determination and Tax Penalty notices corresponding mainly to the Income Tax determination for the fiscal years 2000 to 2006. As a result, claims and appeals were filed and subsequent contentious administrative proceedings were started.
Regarding the tax litigations followed by Interbank related to the annual Income Tax returns for the years 2000 to 2006, the most relevant matter subject to discrepancy with SUNAT corresponds to whether the “interest in suspense” are subject to Income Tax or not. In this sense, Interbank considers that the interest in suspense does not constitute accrued income, in accordance with the SBS’s regulations, which is also supported by a ruling by the Permanent Constitutional and Social Law Chamber of the Supreme Court issued in August 2009 and a pronouncement in June 2019.
Notwithstanding the foregoing, in February 2018, the Third Transitory Chamber of Constitutional and Social Law of the Supreme Court issued a ruling regarding a third bank that impacted the original estimation regarding the degree of contingency for this discrepancy. Subsequently, in June 2019, the Permanent Chamber of Constitutional and Social Law of the Supreme Court, in a case followed by another financial entity, but identical to Interbank’s case, ruled in favor of the tax treatment over the interest in suspense followed by said entity. Likewise, on July 6, 2020 and December 28, 2020, the Permanent Chamber of Constitutional and Social Law of the Supreme Court notified to Interbank its ruling regarding Interbank’s Income Tax 2003 and prepaid income tax for 2003, declaring groundless the cassation appeals filed by SUNAT and the MEF, thus reaffirming the position held by Interbank regarding that interest in suspense does not constitute taxable income. The same criterion has been adopted by the aforementioned Chamber regarding the Income Tax for 2002, according to the ruling notified to Interbank on October 7, 2021.

F-1
22

Notes to the consolidated financial statements (continued)
The tax liability requested for this concept and other minor contingencies as of December 31, 2021, amounts to approximately S/425,000,000 (S/382,000,000 as of December 31,2020), wich includes the tax, fines and interest arrears, of which
S/337,000,000
corresponded to the suspended interest and
S/88,000,000
corresponded to other minor repairs. From the tax and legal analysis performed, Interbank’s Management and its external legal advisers consider that there exists sufficient technical support for the prevailing of Interbank’s position; as a consequence, no provision has been recorded for this contingency as of December 31, 2021 and 2020.

On February 3, 2017, SUNAT closed the audit process corresponding to the Income Tax for 2010. Interbank paid the debt under protest and filed a claim procedure. Subsequently, on November 6, 2018, SUNAT closed again the audit process corresponding to the Income Tax 2010, which had been reopened due to invalidity; Interbank filed a claim procedure and afterwards a tax appeal. Currently, the appeal is pending resolution by the Tax Court.
On January 14, 2019, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2013. To such date, the tax debt requested by SUNAT amounts to approximately S/50,000,000
.

T
he main concept observed was the deduction of loan write-offs without proof by the SBS.
On January 25, 2021, the Tax Court notified the Resolution RTF
No. 00088-1-2021,
through which it confirmed, revoked and mandated the resettlement of the aforementioned concepts.
On May 25, 2021, Interbank filed a complaint before the Judiciary against the Resolution, which is in the process of resolution.
As of December 31, 2021 and 2020, the tax debt requested for this concept and other minor contingencies amounts to approximately S/41,000,000 and S/40,000,000, respectively, which is comprised of the tax, penalties and moratorium interest.

In the opinion of Interbank’s Management and its legal advisors, any eventual additional tax settlement would not result in a significant impact on the financial statements as of December 31, 2021 and 2020.
On April 26, 2019, SUNAT notified about the commencement of the definitive audit process on Income Tax withholdings of non-domiciled
entities corresponding to 2018. To date, this audit is under process.
On September 11, 2019, SUNAT notified Interbank about the beginning of the definitive audit process on Income Tax corresponding to 2014.
On November 26, 2021, SUNAT notified Interbank about Resolution of Determination No. 0120030121490, issued regarding the Income Tax on third-category taxable income, corresponding to 2014 without larger amounts, as well as Resolutions of Determination from No. 0120030121503 to No. 0120030121510 issued regarding the application of the additional rate of 4.1 percent of the Income Tax, of which the debt requested by SUNAT as of December 31, 2021 amounts to S/161,000.

On December 23, 2021, Interbank filed a claim procedure.
On December 12, 2019, SUNAT notified Interbank about the beginning of the definitive audit process on Income Tax corresponding to 2015.

F-1
23

Notes to the consolidated financial statements (continued)

On December 28, 2021, SUNAT notified Interbank about Resolution of Determination No. 0120030123003, issued regarding the Income Tax on third-category taxable income, corresponding to 2015 without larger amounts, as well as Resolutions of Determination from No. 0120030122991 to No. 0120030123002 issued regarding advance payments of the Income Tax corresponding from January to December 2015, Resolutions of Fine No. 0120020036593 and No. 0120020036594 issued regarding the months of January and February 2015, due to the declaration of false figures or data, according to SUNAT, and Resolutions from No. 0120030123004 to No. 0120030123008 issued regarding the application of the additional rate of 4.1 percent of the Income Tax.
On January 24, 2022, Interbank filed a claim procedure.
As of December 31, 2021, the tax debt requested by SUNAT in relation to the advance payments of the Income Tax for 2015 and the applying of the Income Tax additional rate of 4.1 percent, amounted to S/13,000,000.
On July 31, 2020, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2012. To date, the tax debt requested by SUNAT amounted to approximately
S/13,000,000
. On August 27, 2020, Interbank filed a complaint appeal which is pending resolution.
In this regard, on April 21, 2021, Interbank was notified with the Intendancy Resolution No. 0150140015891 in which the aforementioned claim was declared valid in part; and, it declared the Determination and Penalty Resolutions null. On May 10, 2021, Interbank filed the respective appeal against the aforementioned Resolution, which is pending resolution.
On September 1, 2021, Interbank was notified of new Determination and Penalty Resolutions for the Income Tax of 2012. On September 28, 2021, Interbank filed a claim procedure which is pending resolution. As of December 31, 2021, the tax debt requested by SUNAT amounts to
S/
13,000,000
.
On May 19, 2020, Interbank was notified with the Resolution of Compliance related to the Income Tax and advance payments of the Income Tax for 2005 (linked to the suspended interest). Through said notification, SUNAT increased the alleged tax debt from
S/1,000,000 to S/35,000,000, on the grounds that as result of the Resolution of Compliance, it rejects some deductions previously acknowledged by the Tax Court.

On June
8
,
2020
, Interbank filed an Appeal against the Resolution of Compliance, which is pending of pronouncement by the Tax Court.
On February 12, 2021, Interbank was notified with the Resolution of Compliance related to the Income Tax and prepaid income tax of 2006 (related to litigations about interest in suspense). Through said notification, SUNAT rejected an excess payment of
S/3,500,000 and determined a tax debt of S/23,000,000.
On December 22, 2021, by letter No.
210011740110-01-SUNAT,
SUNAT notified
Interbank
 about the beginning of the definitive audit process on Income Tax corresponding to 2017.
In the opinion of Interbank´s Management and its legal advisors, any eventual additional tax settlement would not be significant for the financial statements as of December 31, 2021 and 2020.

F-1
24

Notes to the consolidated financial statements (continued)
Interseguro:
On January 4, 2019, Interseguro was notified through a Tax Determination notice about the partial audit of the Income Tax for non-domiciled
entities for Sura corresponding to January 2015; see Note 2. The tax debt requested by SUNAT amounts to approximately S/19,000,000. On January 30, 2019, the Company filed an appeal against the Resolution of Determination claimed by SUNAT. Considering that this debt corresponds to a period prior to the acquisition of Sura by the Group and according to the conditions of the purchase and sale agreement of this entity, this debt, if confirmed after the legal actions that Management is to file, would be assumed by the sellers. On November 12, 2020, the Tax Court issued a favorable opinion to Interseguro, revoking the Determination Resolution issued by SUNAT. As of the date of this report, SUNAT has not appealed the pronouncement by the Tax Court. Therefore, Interseguro has terminated this contentious-administrative procedure claimed by SUNAT.
On May 03, 2021, SUNAT notified Interseguro about the beginning of the partial audit process of the Income Tax corresponding to 2017. On December 24, 2021, Interseguro was notified about the Resolution of Determination regarding the conclusion of the tax audit, which readjusts the loss and does not determine any amount to be paid nor any fine for Interseguro.
In the opinion of Management and its legal advisers, any eventual additional tax would not be significant for the financial statements as of December 31, 2021 and 2020.

(e)
Peruvian life insurance companies are exempted from the Income Tax on income from assets related to technical reserves for the payment of annuities and retirement, disability and survival annuities of the Private Pension Fund Administration System.

(f)
For the purpose of determining the Income Tax, the transfer prices of transactions with related companies and with companies domiciled in countries or territories that are non-cooperating
or low or zero tax countries or territories, or with entities or permanent establishments whose income, revenues or gains from said contracts are subject to a preferential tax regime, must be supported by documented information on the valuation methods used and the criteria considered for their determination. On the basis of the analysis of the operations of the Group, Management and its internal legal advisors believe that, as a consequence of the application of these standards, contingencies of importance will not arise as of December 31, 2021 and 2020.

Through Legislative Decree No. 1312, published on December 31, 2016, the formal obligations for entities included within the scope of application of transfer pricing were modified, thus incorporating three new information requirements: the first is a Local Report; the second is a Master Report; and the third is a Country Report. The first entered into effect since 2017 for the operations that occurred during 2016 and the last two since 2018 for the operations that have occurred since the fiscal year 2017.

(g)
Through Legislative Decree No.1381, published on August 24, 2018, it was incorporated in the Income Tax Act the concept of
“non-cooperating”
countries or territories and preferential tax regimes to which defensive measures already existing for countries and territories with low or zero taxation are imposed.

(h)
In July 2018, Act No. 30823 was published, whereby the Congress delegated power to the Executive Branch to legislate on various issues, including tax and financial matters. In this sense, the main tax regulations issued include the following:

F-1
25

Notes to the consolidated financial statements (continued)

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

(ii)
The rules that regulate the obligation of legal persons and/or legal entities to inform the identification of their final beneficiaries (Legislative Decree No. 1372) were established. These rules are applicable to legal entities domiciled in the country, in accordance with the provisions of Article 7 of the Income Tax Act, and legal entities established in the country. The obligation covers non-domiciled
legal entities and legal entities established abroad, provided that: a) they have a branch, agency or other permanent establishment in the country; b) the natural or juridical person who manages the autonomous patrimony or the investment funds from abroad, or the natural or legal person who has the status of trustee or administrator, is domiciled in the country; and c) any of the members of a consortium is domiciled in the country. This obligation will be fulfilled through the presentation to SUNAT of an informative Sworn Statement, which must contain the information of the final beneficiary and be submitted, in accordance with the regulations and within the deadlines established by Superintendence Resolution issued by SUNAT.

(iii)
The Tax Code was amended with the purpose of offering taxpayers more assurance regarding the application of the general anti-avoidance rule (Rule XVI of the Preliminary Title of the Tax Code), as well as to provide SUNAT with tools for its effective implementation (Legislative Decree No.1422).

As part of this amendment, a new assumption of joint and several liability is envisaged, when the tax debtor is subject to the application of the measures provided by Rule XVI in the event that presumed tax avoidance cases are detected; in such case, the joint and several liability will be attributed to the legal representatives provided that they have collaborated with the design or approval or execution of actions or situations or economic relations viewed as tax avoidance in Rule XVI. In the case of companies that have a Board of Directors, it is up to this corporate body to define the tax strategy of the entity, having to decide on the approval or not of actions, situations or economic relations to be carried out within the framework of tax planning, this power being non-delegable.
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

F-1
2
6

Notes to the consolidated financial statements (continued)

•
Permanent establishments of sole proprietorships, companies and entities of any nature incorporated abroad. For this purpose, new cases of permanent establishment have been included, among them, when the rendering of services in the country occurs, with respect to the same project, service or related one, for a period that exceeds 183 calendar days in total within any period of twelve months.

•
The system of credits against Income Tax for taxes paid abroad, to be included in the indirect tax credit (corporate tax paid by foreign subsidiaries) as credit applicable against the Income Tax of domiciled legal persons, to avoid double economic taxation.

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

(i)
Supreme Decree No.
430-2020-EF,
published on December 31, 2020, approved the Regulation that establishes the financial information that companies of the financial system must provide to SUNAT in the fight against tax evasion and avoidance pursuant to Legislative Decree No. 1434. Such Regulation entered into force on January 1, 2021.

Considering that, said Regulation
e
stablished the concepts that the financial entities must report to SUNAT, which are, among others, cumulative balances and/or amounts, averages or highest amounts and the returns generated in the accounts during the reporting period and are equal or higher than S/30,800 in said period. The information shall be provided to SUNAT semi-annually through informative declarations containing monthly information.

(j)	Law No. 31106 extends until December 31, 2023, the validity of all exemptions in force to date contained in Article 19 of the Income Tax Act.
On this matter, among the extended exemptions that are applicable or related to Interbank’s operations, inclu
de
 the following:

F-12
7

Notes to the consolidated financial statements (continued)

•
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

•
Subparagraph l) of Article 19 which indicates that also, the exemption reaches the capital gains from the sale of tradable securities registered at the Public Registry of the Stock Market, through centralized trading mechanisms pursuant to the Stock Market Act, as well as the capital gains from the sale of tradable securities outside of centralized trading mechanisms provided that the seller is a natural person, an undivided estate or a marital partnership that opted to pay taxes as such.

18.	Off-balance sheet accounts

(a)	The table below presents the components of this caption:

	2021	2020
	S/(000)	S/(000)
Contingent credits - indirect loans (b), Note 6(a)
Guarantees and stand-by letters	4,150,093	4,445,059
Import and export letters of credit	290,365	166,872

	4,440,458	4,611,931

Derivatives
Held for trading: Note 10(b)
Forward foreign currency agreements, see Note 30.2(b)(i):
Forward currency agreements – purchase	3,925,457	2,317,124
Forward currency agreements – sale	4,390,342	947,251
Forward foreign currency agreements in other currencies	316,031	396,663
Foreign currency options	1,816	22,700
Swap agreements, see Note 30.2(b)(ii):
Currency swaps: Foreign currency delivery / receipt in Soles	995,650	1,128,299
Currency swaps: Soles delivery / receipt in foreign currency	3,166,675	1,392,459
Cross currency swaps	234,667	213,125
Interest rate swaps	2,969,027	4,382,535
Designated as hedges: Note 10(b)
Cash flows:
Cross currency swaps	2,357,967	2,140,011

	18,357,632	12,940,167

Responsibilities for credit lines granted (cancellable) (c)	11,213,104	8,843,150
Responsibilities for credit lines – commercial and others (d)	969,113	1,110,408

Total	34,980,307	27,505,656

(b)
In the normal course of its operations, the Group performs contingent operations (indirect loans). These transactions expose the Group to additional credit risks to the amounts recognized in the consolidated statement of financial position.

8

Notes to the consolidated financial statements (continued)

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

(d)
Corresponds to commitments of disbursement of future loans that Interbank has committed to carry out, provided that the borrower complies with the obligations under the corresponding loan agreements. However, they may be cancelled by Interbank.

19.	Interest income and expenses, and similar accounts

(a)	This caption is comprised of the following:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)
Interest and similar income
Interest on loan portfolio	3,274,402	3,769,716	3,830,595
Impact from the modification of contractual cash flows due to the loan rescheduling schemes (*)	120,193	(134,376)	—
Interest on investments at fair value through other comprehensive income	928,660	769,718	723,796
Interest on investments at amortized cost	130,326	116,338	93,454
Dividends on financial instruments	101,736	103,294	74,698
Interest on due from banks and inter-bank funds	46,273	35,906	121,550
Other interest and similar income	4,035	4,371	3,123

Total	4,605,625	4,664,967	4,847,216

Interest and similar expenses
Interest on bonds, notes and other obligations	(433,774)	(390,586)	(455,784)
Interest and fees on deposits and obligations	(334,212)	(522,357)	(705,824)
Interest and fees on obligations with financial institutions	(156,490)	(181,675)	(175,753)
Deposit insurance fund fees	(70,670)	(56,177)	(45,199)
Interest on lease payments, Note 8(e)	(14,004)	(15,288)	(16,568)
Other interest and similar expenses	(48,787)	(26,201)	(24,835)

Total	(1,057,937)	(1,192,284)	(1,423,963)

(*)
For rescheduled loans, during 2020, Interbank recalculated the carrying amount of these financial assets as the present value of the modified contractual cash flows, discounted at the loan’s original effective interest rate. The impact of the recalculation as of December 31, 2020 amounted approximately to S/134,376,000 of lower interest income.

F-1
2
9

Notes to the consolidated financial statements (continued)

During 2021, the recognition of this interest was recorded
as a
 function of the rescheduled term for approximately S/96,627,000. Likewise, as result of the rescheduling of loans under “Reactiv
a
 Peru”, income for approximately S/23,566,000 was recorded. Both amounts are presented as an increase in interest income and similar income.

(b)	The amounts shown in literal (a) above, include interest income and expenses calculated using the effective interest rate (EIR), which are related to the following items:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)
Financial assets measured at amortized cost	3,571,194	3,787,584	4,045,599
Financial assets measured at fair value through other comprehensive income	928,660	769,718	723,796

Total interest from financial assets calculated at EIR	4,499,854	4,557,302	4,769,395

Financial liabilities measured at amortized cost	938,480	1,109,906	1,353,929

F-1
30

Notes to the consolidated financial statements (continued)

20.	Fee income from financial services, net

(a)	For the years ended December 31, 2021, 2020 and 2019, this caption is comprised of the following:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)
Income
Performance obligations at a point in time:
Accounts maintenance, carriage, transfers, and debit and credit card fees	562,542	474,822	651,255
Banking services fees	207,230	192,588	220,207
Brokerage and custody services (b)	8,457	6,858	9,109
Performance obligations over time:
Funds management	184,703	151,356	147,954
Contingent loans fees	64,964	52,156	56,153
Collection services	52,955	41,124	41,010
Commission for loans rescheduling “Reactiva Peru” program	23,722	—	—
Others	37,293	42,207	40,801

Total (c)	1,141,866	961,111	1,166,489

Expenses
Credit cards	(128,580)	(105,772)	(118,675)
Credit life insurance premiums	(60,231)	(59,520)	(48,866)
Local banks fees	(36,836)	(15,828)	(9,307)
Foreign banks fees	(31,767)	(15,105)	(17,172)
Commission for loans rescheduling “Reactiva Peru” program	(26,215)	—	—
Registry expenses	(3,009)	(8,151)	(7,472)
Brokerage and custody services (b)	(824)	(630)	(642)
Others	(30,596)	(32,605)	(38,470)

Total	(318,058)	(237,611)	(240,604)

Net	823,808	723,500	925,885

F-1
31

Notes to the consolidated financial statements (continued)

(b)	As of December 31, 2021, 2020 and 2019, the Group has recognized net income amounting to S/7,633,000, S/6,228,000 and S/8,467,000, respectively, for transactions carried out on behalf of its clients.

(c)	Fee income by geographic information for the years ended December 31, 2021, 2020 and 2019 is presented below:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)
Geographic information
Peru	1,003,858	854,082	1,055,624
Panama	138,008	107,029	110,865

Total income of customers contracts	1,141,866	961,111	1,166,489

F-1
32

Notes to the consolidated financial statements (continued)

21.	Other income and (expenses)

(a)	This caption is comprised of the following:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)
Other income
Income from investments in associates	33,378	9,068	15,647
Gain from sale of written-off-loans (b)	11,848	12,962	11,311
Other technical income from insurance operations	8,115	11,547	13,362
Services rendered to third parties	6,836	7,843	3,859
Income from ATM rentals	4,944	3,971	3,789
Other income	24,377	16,726	22,692

Total other income	89,498	62,117	70,660

Other expenses
Sundry technical insurance expenses	(65,757)	(47,285)	(42,016)
Commissions from insurance activities	(37,920)	(28,390)	(35,266)
Technological failures (c)	(21,934)	(228)	(427)
Provision for sundry risk	(14,872)	(4,918)	(3,872)
Intangible write-offs	(10,371)	(824)	—
Donations	(4,991)	(5,509)	(5,352)
Expenses related to rental income	(4,026)	(1,993)	(3,456)
Administrative and tax penalties	(2,672)	(543)	(932)
Provision for accounts receivable	(1,123)	(7,310)	(3,303)
Provision for assets received as payment and seized assets	(637)	—	(355)
Goodwill write-off, Note 9(b)	—	—	(2,233)
Other expenses (*)	(45,889)	(47,047)	(33,951)

Total other expenses	(210,192)	(144,047)	(131,163)

(*)
During the years 2021 and 2020, other expenses correspond mainly to non-recurring
expenses derived from the
Covid-19
pandemic (implementation of safety protocols and remote working, among others) and it is comprised of different claims, among other minor expenses, during 2019, other expenses correspond mainly to expenses for different claims.

(b)
During the years 2021, 2020 and 2019, Interbank sold in cash to non-related
third parties
written-off
loan portfolios. The nominal value of the credits sold amounted to S/501,540,000, S/625,406,000 and S/587,895 ,000, respectively.

(c)	Correspond to losses that have been recognized as a consequence of the materialization of operational risks due to technological failures in transactions with customers.

F-1
33

Notes to the consolidated financial statements (continued)

22.	Net premiums earned
This caption is comprised of the following:

	Premiums assumed			Adjustment of technical reserves			Gross premiums (*)			Premiums ceded to reinsurers			Net premiums earned
	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities (**)	614,899	248,025	315,519	(291,076)	(56,021)	(196,193)	323,823	192,004	119,326	—	—	—	323,823	192,004	119,326
Group life	136,743	138,360	136,502	(2,189)	281	(62)	134,554	138,641	136,440	(4,779)	(4,890)	(5,463)	129,775	133,751	130,977
Individual life	182,032	139,105	135,810	(76,339)	(61,978)	(82,343)	105,693	77,127	53,467	(5,494)	(4,592)	(4,430)	100,199	72,535	49,037
Retirement (disability and survival) (***)	8,418	9,347	12,282	(9,661)	11,912	15,523	(1,243)	21,259	27,805	(534)	(527)	(3,151)	(1,777)	20,732	24,654
Others	2	3	2	(13,595)	2,085	(3,422)	(13,593)	2,088	(3,420)	—	—	—	(13,593)	2,088	(3,420)

Total life insurance	942,094	534,840	600,115	(392,860)	(103,721)	(266,497)	549,234	431,119	333,618	(10,807)	(10,009)	(13,044)	538,427	421,110	320,574
Total general insurance	109,303	91,092	102,402	(2,405)	2,930	(2,217)	106,898	94,022	100,185	(58)	(151)	(126)	106,840	93,871	100,059

Total general	1,051,397	625,932	702,517	(395,265)	(100,791)	(268,714)	656,132	525,141	433,803	(10,865)	(10,160)	(13,170)	645,267	514,981	420,633

(*)	It includes the annual variation of technical reserves and unearned premiums.
(**)	The variation of the adjustment of technical reserves is due mainly to aging over time; see Note 14(b).
(***)
In April 2016, the Congress of the Republic of Peru approved the amendment of the Private Pension System Act, through which the affiliates of the Pension Fund Administrators (AFPs) who turn 65 and retire, can choose, among other existing retirement modalities, the return of 95.5 percent of the total fund available from their Individual Capitalization Account (henceforth “CIC”, by its Spanish acronym). During 2017, to offset the contraction of retirement income as a result of the aforementioned amendment to the SPP Act, Interseguro launched the products “Renta Particular Plus” and “Renta Particular Plus – Vitalicio”, Note 3.4(ai). During 2021 and 2020, premiums collected for “Renta Particular Plus – Vitalicio” amounted to S/57,479,000 and S/30,310,000, respectively, and for “Renta Particular Plus” amounted to S/219,347,000 and S/117,619,000, respectively. As of December 31, 2021, retirement premiums amounted to S/3,713,000 (in 2020 and 2019, retirement premiums amounted to S/1,750,000 and S/3,841,000, respectively). The liability related to “Renta Particular Plus – Vitalicio“ is presented in the caption “Insurance contracts liabilities” of the consolidated statement of financial position, which contains an important component of insurance. The liability of the “Renta Particular Plus” is presented in the caption “Other accounts payable, provisions and other liabilities” of the consolidated statement of financial position, which does not contain an important insurance component.

23.	Net claims and benefits incurred for life insurance contracts and others
This caption is comprised of the following:

	Gross claims and benefits			Ceded claims and benefits			Net insurance claims and benefits
	2021	2020	2019	2021	2020	2019	2021	2020	2019
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities	(687,208)	(631,117)	(597,301)	—	—	—	(687,208)	(631,117)	(597,301)
Group life	(124,308)	(83,605)	(45,964)	11,222	4,868	3,792	(113,086)	(78,737)	(42,172)
Individual life	(37,049)	(17,495)	(8,010)	8,789	2,393	3,145	(28,260)	(15,102)	(4,865)
Retirement (disability and survival)	(53,089)	(41,076)	(32,496)	6,505	4,206	(747)	(46,584)	(36,870)	(33,243)
Others	(14,539)	(12,794)	(1,656)	11	(216)	65	(14,528)	(13,010)	(1,591)
General insurance	(27,691)	(19,214)	(20,879)	11	(1)	(213)	(27,680)	(19,215)	(21,092)

	(943,884)	(805,301)	(706,306)	26,538	11,250	6,042	(917,346)	(794,051)	(700,264)

F-1
34

Notes to the consolidated financial statements (continued)

24.	Salaries and employee benefits
This caption is comprised of the following:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)
Salaries	567,938	526,909	565,057
Vacations, health insurance and others	74,924	72,405	47,412
Social security and pensions	60,802	55,408	53,840
Workers’ profit sharing	59,441	52,829	90,658
Severance indemnities	44,277	41,695	41,807

Total	807,382	749,246	798,774

The average number of employees for the years 2021, 2020 and 2019 was 7,378, 7,610 and 7,763 respectively.

25.	Administrative expenses

(a)	This caption is comprised of the following:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)
Services received from third parties (b)	909,212	704,255	743,362
Taxes and contributions	44,452	37,581	37,928
Rental expenses (c) and Note 8(e)	11,841	6,781	5,072

Total	965,505	748,617	786,362

(b)
Services received from third parties correspond mainly to computer equipment maintenance services, credit cards associated expenses, securities transportation services, advertising, customer loyalty programs, marketing on digital media, among others.

(c)	During the years 2021, 2020 and 2019 corresponds to disbursements made by the Group for short term and low value assets, see Note 3.4(k).

F-1
35

Notes to the consolidated financial statements (continued)

26.	Earnings per share
The following table presents the calculation of the weighted average number of shares and the basic and diluted earnings per share, determined and calculated based on the earnings attributable to the Group, as described in Note 3.4(ad):

	Outstanding shares	Shares considered in computation	Effective days in the year	Weighted average number of shares
	(in thousands)	(in thousands)		(in thousands)
Year 2019
Balance as of January 1, 2019	110,692	110,692	365	110,692
Initial Public Offering, Notes 1(c) and 16 (a) and (b):
Issuance of new shares	2,337	2,337	161	1,031
Sale of treasury stock	2,418	2,418	161	1,066
Sale of treasury stock	2	2	103	1
Purchase of treasury stock	(3)	(3)	216	(1)

Balance as of December 31, 2019	115,446	115,446		112,789

Net earnings attributable to IFS’s shareholders S/(000)				1,441,258

Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				12.778

Year 2020
Balance as of January 1, 2020	115,446	115,446	365	115,446
Sale of treasury stock	4	4	266	3
Purchase of treasury stock	(27)	(27)	30	(2)

Balance as of December 31, 2020	115,423	115,423		115,447

Net earnings attributable to IFS’s shareholders S/(000)				383,259

Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				3.320

Year 2021
Balance as of January 1, 2021	115,423	115,423	365	115,423
Sale of treasury stock	1	1	267	1
Purchase of treasury stock	(6)	(6)	274	(5)

Balance as of December 31, 2021	115,418	115,418		115,419

Net earnings attributable to IFS’s shareholders S/(000)				1,790,155

Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				15.510

F-1
3
6

Notes to the consolidated financial statements (continued)

27.	Transactions with shareholders, related parties and affiliated entities

(a)	The table below presents the main transactions with shareholders, related parties and affiliated companies as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019:

	2021	2020
	S/(000)	S/(000)
Assets
Instruments at fair value through profit or loss	112,096	107,637
Investments at fair value through other comprehensive income	65,357	394,496
Loans, net (b)	1,323,580	1,196,143
Accounts receivable	131,541	134,228
Accounts receivable from derivative financial instruments	—	4,276
Other assets	8,694	6,921
Liabilities
Deposits and obligations	999,754	849,906
Other liabilities	12,809	567
Off-balance sheet accounts
Indirect loans (b)	105,604	124,366

	2021	2020	2019
	S/(000)	S/(000)	S/(000)
Income (expenses)
Interest and similar income	68,166	70,261	77,186
Rental income	30,873	18,609	22,118
Valuation of financial derivative instruments	180	164	(52)
Administrative expenses	(44,249)	(42,768)	(38,717)
Interest and similar expenses	(3,065)	(7,264)	(17,471)
Loss on sale of investment property	—	—	(7,164)
Others, net	31,392	6,853	15,294
Additionally, as indicated in Note 5(g), during 2021, the Group sold shares that it held in Inretail Peru Corp (to a related entity) which were irrevocably designated at their fair value through other comprehensive income.

F-1
3
7

Notes to the consolidated financial statements (continued)

(b)	As of December 31, 2021 and 2020, the detail of loans is the following:

	2021			2020
	Direct Loans	Indirect Loans	Total	Direct Loans	Indirect Loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Affiliated	1,076,393	45,522	1,121,915	931,746	46,967	978,713
Associates	247,187	60,082	307,269	264,397	77,399	341,796

	1,323,580	105,604	1,429,184	1,196,143	124,366	1,320,509

(c)
As of December 31, 2021 and 2020, the directors, executives and employees of the Group have been involved in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian law, which regulates and limits on certain transactions with employees, directors and executives of financial entities. As of December 31, 2021 and 2020, direct loans to employees, directors and executives amounted to S/212,967,000 and S/222,076,000
, respectively. These loans are repaid monthly and bear interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with shares of any Subsidiary.

(d)	The Group’s key personnel basic remuneration for the years ended December 31, 2021, 2020 and 2019, is presented below:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)
Salaries	24,768	21,859	22,180
Board of Directors’ compensations	2,861	3,719	2,438

Total	27,629	25,578	24,618

(e)
In Management’s opinion, transactions with related companies have been performed under market conditions and within the limits permitted by the SBS. Taxes generated by these transactions and the taxable base used for computing them are those customarily used in the industry and they are determined according to the tax rules in force.

F-1
3
8

Notes to the consolidated financial statements (continued)

28.	Business segments
The Chief Operating Decision Maker (henceforth “CODM”) of IFS is the Chief Executive Officer (henceforth “CEO”). The Group presents three operating segments based on products and services, as follows:
Banking -
Mainly loans, credit facilities, deposits and current accounts.
Insurance -
It provides life annuity products with single-premium payment and conventional life insurance products, as well as other retail insurance products.
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
No revenue from transactions with a single external customer or counterparty exceeded 10 percent of the Group’s total revenues in the years 2021, 2020 and 2019.

F-1
3
9

Notes to the consolidated financial statements (continued)

The following table presents the Group’s financial information by business segments for the years ended December 31, 2021, 2020 and 2019:

	2021
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total income (*)
Third party	4,866,775	1,676,185	487,339	(49,914)	6,980,385
Inter-segment	(45,904)	—	(18,813)	64,717	—

Total income	4,820,871	1,676,185	468,526	14,803	6,980,385

Consolidated statement of income data
Interest and similar income	3,636,810	802,961	154,328	11,526	4,605,625
Interest and similar expenses	(893,060)	(117,531)	(39,840)	(7,506)	(1,057,937)

Net interest and similar income	2,743,750	685,430	114,488	4,020	3,547,688

Impairment loss on loans, net of recoveries	(379,034)	—	(2,543)	—	(381,577)
Recovery (loss) due to impairment of financial investments	(527)	33,198	(1,615)	(158)	30,898

Net interest and similar income after impairment loss on loans	2,364,189	718,628	110,330	3,862	3,197,009

Fee income from financial services, net	677,461	(6,802)	196,959	(43,810)	823,808
Net gain on sale of financial investments	100,867	145,714	42,074	268	288,923
Other income	451,637	89,002	93,978	(17,898)	616,719
Total net premiums earned minus claims and benefits	—	(272,037)	—	(42)	(272,079)
Depreciation and amortization	(245,432)	(25,035)	(14,977)	5,754	(279,690)
Other expenses	(1,542,487)	(325,242)	(128,444)	13,094	(1,983,079)

Income (loss) before translation result and Income Tax	1,806,235	324,228	299,920	(38,772)	2,391,611
Translation result	7,241	(51,493)	(7,570)	(37,498)	(89,320)
Income Tax	(453,198)	—	(8,805)	(40,109)	(502,112)

Net profit (loss) for the year	1,360,278	272,735	283,545	(116,379)	1,800,179

Attributable to:
IFS’s shareholders	1,360,278	272,735	283,545	(126,403)	1,790,155
Non-controlling interest	—	—	—	10,024	10,024

	1,360,278	272,735	283,545	(116,379)	1,800,179

(*)	Corresponds to interest and similar income, other income and net premiums earned.

F-1
40

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

F-1
41

Notes to the consolidated financial statements (continued)

	2019
	Banking	Insurance (***)	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Total income (*)
Third party	5,335,387	1,198,231	390,720	(138,525)	6,785,813
Inter-segment	(80,697)	—	(2,093)	82,790	—

Total income	5,254,690	1,198,231	388,627	(55,735)	6,785,813

Consolidated statement of income data
Interest and similar income	4,073,998	612,549	167,974	(7,305)	4,847,216
Interest and similar expenses	(1,290,055)	(72,485)	(61,465)	42	(1,423,963)

Net interest and similar income	2,783,943	540,064	106,509	(7,263)	3,423,253

Impairment loss on loans, net of recoveries	(750,787)	—	(24)	—	(750,811)
(Loss) recovery due to impairment of financial investments	43	(6,170)	(663)	—	(6,790)

Net interest and similar income after impairment loss on loans	2,033,199	533,894	105,822	(7,263)	2,665,652

Fee income from financial services, net	827,064	(3,980)	164,312	(61,511)	925,885
Net gain on sale of financial investments	30,854	39,234	42,127	—	112,215
Net gain from derecognition of financial assets at amortized cost	8,474	—	—	—	8,474
Other income(**)	394,997	129,784	16,307	(69,698)	471,390
Total net premiums earned minus claims and benefits	—	(279,620)	—	(11)	(279,631)
Depreciation and amortization	(227,070)	(22,396)	(18,321)	5,772	(262,015)
Other expenses	(1,384,432)	(276,350)	(104,996)	49,479	(1,716,299)

Income before translation result and Income Tax	1,683,086	120,566	205,251	(83,232)	1,925,671
Translation result	(5,592)	9,826	1,423	12,113	17,770
Income Tax	(448,956)	—	(6,420)	(37,950)	(493,326)

Net profit for the year	1,228,538	130,392	200,254	(109,069)	1,450,115

Attributable to:
IFS’s shareholders	1,228,538	130,392	200,254	(117,926)	1,441,258
Non-controlling interest	—	—	—	8,857	8,857

	1,228,538	130,392	200,254	(109,069)	1,450,115

(*)	Corresponds to interest and similar income, other income and net premiums earned.
(**)
For the Banking Segment, the caption “Other income” for the year ended December 31, 2019, includes approximately S/52,580,000, before taxes, as gain on the sale of Interfondos to Inteligo Peru Holding S.A.C., which is eliminated in the accounting consolidation process, see Note 2(a). The net profit amounted to approximately S/32,422,000, after taxes.

(***)	As of December 31, 2019, certain balances in the Insurance Segment have been modified due to the reclassifications detailed in Note 3.4(ai).

F-1
42

Notes to the consolidated financial statements (continued)

	2021
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (*)	216,786	157,186	40,114	616	414,702
Total assets	68,584,019	15,254,493	5,722,539	392,858	89,953,909
Total liabilities	61,581,982	14,380,847	4,427,452	8,266	80,398,547

	2020
	Banking	Insurance	Wealth management	Holding and c onsolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (*)	193,113	109,786	6,771	—	309,670
Total assets	68,038,621	15,311,267	4,308,618	577,523	88,236,029
Total liabilities	61,814,096	14,375,950	3,233,691	(141,657)	79,282,080

(*)	It includes the purchase of property, furniture and equipment, intangible assets and investment properties.
The distribution of the Group’s total income based on the location of the customer and its assets, for the year ended December 31, 2021, is S/6,568,484,000 in Peru and S/411,901,000 in Panama (for the year ended December 31, 2020, was S/6,307,987,000 in Peru and S/372,195,000 in Panama). The distribution of the Group’s total assets based on the location of the customer and its assets as of December 31, 2021 is S/84,391,264,000 in Peru and S/5,562,645,000 in Panama (for the year ended December 31, 2020, was S/84,096,653,000 in Peru and S/4,139,376,000 in Panama).

F-1
43

Notes to the consolidated financial statements (continued)

29.	Financial instruments classification
The financial assets and liabilities of the consolidated statement of financial position as of December 31, 2021 and 2020, are presented below.

	As of December 31, 2021
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Financial assets
Cash and due from banks	—	—	—	17,104,465	17,104,465
Inter-bank funds	—	—	—	30,002	30,002
Financial investments	2,706,271	17,921,275	623,718	3,296,030	24,547,294
Loans, net	—	—	—	43,005,583	43,005,583
Due from customers on acceptances	—	—	—	152,423	152,423
Other accounts receivable and other assets, net	793,361	—	—	629,472	1,422,833

	3,499,632	17,921,275	623,718	64,217,975	86,262,600

Financial liabilities
Deposits and obligations	—	—	—	48,897,944	48,897,944
Due to banks and correspondents	—	—	—	8,522,849	8,522,849
Bonds, notes and other obligations	—	—	—	8,389,672	8,389,672
Due from customers on acceptances	—	—	—	152,423	152,423
Insurance contract liabilities	—	—	—	11,958,058	11,958,058
Other accounts payable, provisions and other liabilities	413,797	—	—	1,865,080	2,278,877

	413,797	—	—	79,786,026	80,199,823

F-1
44

Notes to the consolidated financial statements (continued)

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

F-1
45

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
To manage the risks detailed above, every Subsidiary of the Group has a specialized structure and organization in their management, measurement systems, as well as mitigation and coverage processes, according to specific regulatory needs and requirements for the development of its business. The Group and its Subsidiaries, mainly Interbank, Interseguro and Inteligo Bank, operate independently but in coordination with the general provisions issued by the Board of Directors and Management of IFS. The Board of Directors and Management of IFS are ultimately responsible for identifying and controlling risks. The Company has an Audit Committee comprised of three independent directors, pursuant to Rule
10A-3
of the Securities Exchange Act of the United States; and one of them is a financial expert according to the regulations of the New York Stock Exchange. The Audit Committee is appointed by the Board of Directors and its main purpose is to monitor and supervise the preparation processes of financial and accounting information, as well as the audits over the financial statements of IFS and its Subsidiaries.
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

F-14
6

Notes to the consolidated financial statements (continued)
Management is responsible of the preparation, presentation and comprehensiveness of the Group’s consolidated financial statements, the suitability of the principles and accounting policies it uses, the establishment and upkeeping of the internal control over the financial information, as well as the facilitation of communications among external auditors, IFS’s managers, Audit Committee and the Board of Directors.

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
The Board has created several specialized committees to which it has delegated specific tasks to strengthen risk management and internal control.
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
Comprehensive Risk Management Committee
The Comprehensive Risk Management Committee (henceforth “GIR”, by its Spanish acronym) is responsible for approving the policies and organization for comprehensive risk management, as well as the amendments to said policies. This Committee defines the level of tolerance and the exposure degree to risk that Interbank is willing to assume in its business and also decides on the necessary actions aimed at implementing the required corrective measures in case of deviations from the levels of tolerance to risk. The Committee is comprised of two Directors, the Chief Executive Officer and the Vice-Presidents. The Committee reports monthly to the Board of Directors the main issues it has discussed and the resolutions taken in the previous meeting
.

Assets and Liabilities Committee
The main purpose of the Assets and Liabilities Committee (henceforth “ALCO”) is to manage the financial structure of the statement of financial position of Interbank, based on profitability and risk targets. The ALCO is also responsible for the proposal of new products or operations that contain components of market risk. Likewise, it is the communication channel with the units that generate market risk. The ALCO meets monthly and it is comprised of the Chief Executive Officer, the Vice-Presidents of Risks, Commercial, Finance, Operations, Distribution Channels, Capital Market and the Manager of Treasury / Position Desk.

F-14
7

Notes to the consolidated financial statements (continued)
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

8

Notes to the consolidated financial statements (continued)
Due to the
Covid-19
pandemic, that started in March 2020, the Group, through its different risk management bodies, has been monitoring and implementing diverse measures to address and counter the negative effects of the pandemic on its subsidiaries. See Note 1(b.3).

(b)	Risk measurement and reporting systems -
The Group uses different models and rating tools. These tools measure and value the risk with a prospective vision, thus allowing the making of better risk decisions in the different stages or life cycle of client or product.
Said models and tools are permanently monitored and periodically validated to assure that the levels of prediction and performance are being maintained and to make the corrective actions or adjustments, when needed.

(c)	Risk mitigation and risk coverage -
To mitigate its exposure to the various financial risks and provide adequate coverage, the Group has established a series of measures, among which the following stand out:

•	Policies, procedures, methodologies, models and parameters aimed to allow for the identification, measurement, control and reporting of diverse financial risks;

•	Review and assessment of diverse financial risks, through specialized units of risk screening;

•	Timely monitoring and tracking of diverse financial risks and their maintenance within a defined tolerance level;

•	Compliance with regulatory limits and establishment of internal limits for exposure concentration; and

•	Procedures for managing guarantees.
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

(a)
The Group opts for a credit risk policy that ensures sustained and profitable growth in all its products and business segments it operates. In doing so, it applies assessment procedures for the adequate decision-making, and uses tools and methodologies that allow the identification, measurement, mitigation and control of the different risks in the most efficient manner. Likewise, the Group incorporates, develops and reviews regularly management models that allow an adequate measurement, quantification and monitoring of the loans granted by each business unit and also encouraging the continuous improvement of its policies, tools, methodologies and processes. Additionally, as a consequence of the
Covid-19
pandemic, the behavior and performance of the expected credit losses of the retail and commercial clients has been affected, thus requiring a greater monitoring of results, which has also implied to perform certain subsequent adjustments to the expected loss model to be able to capture the effects of the current situation, which has generated a high level of uncertainty in the estimation of the loans expected loss.

In compliance with the policy of monitoring the Group’s credit risk, during 2021 Interbank performed the recalibration process of its risk parameters for the calculation of the expected credit losses.

F-1
4
9

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

Collateral that back loan operations include different goods, property and financial instruments (including cash and securities). Their preferential status depends on the following conditions:

•	Easy convertibility into cash.

•	Proper legal documentation, duly registered with the corresponding public registry.

•	Non-existence previous obligations that could reduce their value.

•	Their fair value must be updated.

F-1
50

Notes to the consolidated financial statements (continued)
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
Settlement risk arises in any situation where a payment in cash, securities or equity is made in the expectation of a corresponding receipt in cash. Daily settlement limits are established for each counterparty to cover the aggregate of all settlement risk arising from the Group’s market transactions on any single day.

(c)	Maximum exposure to credit risk -
As of December 31, 2021 and 2020, Management estimates that the maximum credit risk to which the Group is exposed is represented by the book value of the financial assets which show a potential credit risk and consist mostly of deposits in banks, inter-bank funds, investments, loans (direct and indirect), without considering the fair value of the collateral or guarantees, derivative financial instruments transactions, receivables from insurance transactions and other monetary assets. In this sense, as of December 31, 2021 and 2020, the main captions were formed as follows:

•	77.3 percent and 89.5 percent, respectively, of cash corresponds to amounts deposited in the Group’s vaults or in the BCRP;

•	87.5 percent and 85.5 percent, respectively, of the loan portfolio is classified into the two lower credit risk categories defined by the Group under IFRS 9 (high and standard grade);

•
93.5 percent and 88.4 percent, respectively, of loans is deemed non-past-due
and
non-impaired;
it is worth mentioning that, because of the effects of the
Covid-19
pandemic, the Group has rescheduled loans that met certain requirements. The balance of rescheduled loans as of December 31, 2021 and 2020 amounts approximately to S/6,267,000,000 and S/10,489,000,000
,
respectively.

•
91.8 percent and 89.0
percent, respectively, of investments at fair value through other comprehensive income and investments at amortized cost have at least an investment grade (BBB- or higher) or are debt instruments issued by the BCRP or the Peruvian government; and

•	98.1 percent and 97.6 percent , respectively, of accounts receivable from insurance premiums and leases of the investment properties is deemed non-past due and non-impaired.

•
In addition, as of December 31, 2021 and 2020, the Group holds loans (direct and indirect) and investments in fixed income instruments issued by entities related to the infrastructure sector that, in recent years, have been exposed to local and international events, for an amount of approximately of S/1,055,904,000 (S/334,375,000 in direct loans and S/721,529,000 in indirect loans) and

F-1
51

Notes to the consolidated financial statements (continued)

S/911,756,000, respectively (S/1,257,017,000 (S/351,734,000 in direct loans and S/905,283,000 in indirect loans) and S/1,029,618,000, respectively, as of December 31, 2020).

(d)	Impairment assessment for loan portfolios -
The main objective of the impairment requirements is to recognize expected credit losses during the average life of financial instruments when there has been a significant increase in credit risk after the initial recognition — as evaluated on a collective or individual basis — considering all reasonable and sustainable information, including that which refers to the future. If the financial instrument does not show a significant increase in credit risk after the initial recognition, the provision for credit losses shall be calculated as
12-month
expected credit losses (Stage 1), as defined in Note 3.4(i).
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
Expected losses are calculated under the identification and multiplication of the following risk parameters:

•
Probability of Default (PD): It is the likelihood of a default over a particular time horizon that the counterpart will be unable to meet its debt obligations in a certain term and with it is cataloged as default.

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

F-1
52

Notes to the consolidated financial statements (continued)
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

F-1
5
3

Notes to the consolidated financial statements (continued)

In the case Interbank, Credit Risk Department determines its risk level according to the following classification, as of December 31, 2021 and 2020:

	2021
Banking	Segment	High grade PD less than or equal (*):	Standard grade PD range (*)	Grade lower than standard PD equal to or higher than (*):

	Credit card	7.35%	7.36% - 19.30%	19.31%
	Mortgage	2.57%	2.58% - 7.44%	7.45%
	Payroll loans	2.34%	2.35% - 5.48%	5.49%
Personal Banking	Consumer	10.35%	10.36% - 24.39%	24.40%
	Vehicular	7.51%	7.52% - 17.84%	17.85%
	Segments S1 and S2	20.99%	21.00% - 40.26%	40.27%
Small Business Banking	Segments S3	8.06%	8.07% - 20.32%	20.33%
	Corporate	0.29%	0.29%	0.29%
Commercial Banking	Institutional	1.28%	1.29% - 3.48%	3.49%
	Companies	3.53%	3.53%	3.53%
	Real estate	7.35%	7.36% - 19.30%	19.31%

	2020
Banking	Segment	High grade PD less than or equal to:	Standard grade PD range	Grade lower than standard PD equal to or higher than:

	Credit card	8.01%	8.02% - 20.72%	20.73%
	Mortgage	1.98%	1.99% - 7.41%	7.42%
	Payroll loans	2.27%	2.28% - 5.58%	5.59%
Personal Banking	Consumer	10.04%	10.05% - 23.77%	23.78%
	Vehicular	3.95%	3.96% - 12.62%	12.63%
	Segments S1 and S2	8.73%	8.74% - 21.12%	21.13%
Small Business Banking	Segments S3	6.37%	6.38% - 17.13%	17.14%
	Corporate	1.67%	1.67%	1.67%
Commercial Banking	Institutional	0.42%	0.42%	0.42%
	Companies	3.09%	3.10% - 8.61%	8.62%
	Real estate	6.33%	6.33%	6.33%

(*)
It is worth mentioning that the probability of default are exclusively those determined by the statistical model and, therefore, do not include the subsequent adjustments to the model that have been originated as a consequence of the pandemic, see further detail in 30.1 (d.7)

The main objective is t
o
 generate statistical models that allow forecasting the applicant’s level of credit risk. The development of these models incorporates both qualitative and quantitative information, as well as client specific information that may affect their performance.

F-1
54

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
Likewise, Interbank has implemented a system to monitor its commercial sector clients in a more personalized way, based on warnings, changes in rating, reputation problems, among others
.

F-
1
55

Notes to the consolidated financial statements (continued)

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
The Group considers the changes in credit risk based on the probability that the borrower will fail to comply with the loan agreement.
As of December 31, 2021 and 2020, the Group holds
stand-by
letters and guarantees with entities related to the infrastructure sector that, in recent years, has been exposed to national and international events. To determine the expected losses of these entities, the Group, in a complementary manner, has performed an individual assessment to determine if the operation is in Stage 1, Stage 2 or Stage 3.
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

(d. 2 )	Loss Given Default (LGD):
It is an estimated loss in case of default. It is the difference between contractual cash flows due and those expected to be received, including guarantees. Generally, it is expressed as an EAD percentage.
In the case of Interbank, the calculation of the LGD has been developed under three differentiated methods, which are described below:

•	Closed recoveries
Those in which a client entered and left default (due to debt settlement, application of penalty or refinancing) over a course of up to 74 months and 65 months, as of December 31, 2021 and 2020, respectively.

•	Open recoveries
Those in which a client entered and did not manage to exit default over a course of up to 74 months and 65 months, as of December 31, 2021 and 2020, respectively. This method identifies the adjustment factor that allows to simulate the effect of a closed recovery process. Thus, a recovery curve is built from the information of closed recovery processes and a recovery rate curve is estimated based on the number of months of each process.

F-15
6

Notes to the consolidated financial statements (continued)
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
A calculation methodology has been developed for those portfolios that present a defined schedule, differentiating those transactions that consider prepayment and those that do not consider prepayment, and another methodology that is based on building the credit risk factor for those portfolios allows the client the ability to use a line of credit (revolving products) .Therefore, the percentage of additional use of the credit line that the client could use in the event of a default must be calculated.

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

F-15
7

Notes to the consolidated financial statements (continued)

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
Likewise, the evaluation of the significant risk increase is made by comparing the
12-month
PD to the date of origin and the
12-month
PD to the date of the report adjusted by the forward-looking factor, according to the quantitative criteria of absolute variation and relative variation. The Group has established a range of average absolute variation of 9% and an average relative variation of 433%.
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

On the other hand, the Group monitors the effectiveness of the criteria used to identify significant increases in credit risk through periodic reviews to confirm that:

•	The criteria used is able to identify significant increases in credit risk before an exposure is in default;

•	The average time between the identification of a significant increase in credit risk and default is reasonable;

•	Exposures usually do not transfer directly from the measurement of 12-month expected losses to impaired loans; and

•	There is no unjustified volatility in the allocation of expected credit losses between the measurement of 12-month expected credit losses and lifetime expected credit losses.
Subsequently, the expected loss of each scenario (optimistic, base and pessimistic) is calculated as the sum of the expected loss of each Stage. Finally, the expected loss of the portfolio is calculated by assigning weights to each scenario based on their respective probability of occurrence.

F-15
8

Notes to the consolidated financial statements (continued)
An operation shall migrate from Stage 1 to Stage 2 due to significant risk increase, if comparing the current PD with the PD at the moment it was generated it is observed an increase (relative and absolute variation) in the PD that exceeds the established thresholds.
On the other hand, the methodology introduces the concept of cure for the Mortgage, Corporate and Business portfolios. According to this concept, a loan in Stage 3 that has been recovered through the payment of the debt, does not migrate directly to Stage 1, instead of continuing in Stage 2 during an observation window of 12 months, to secure a consistent behavior in the transaction’s risk, as well as to mitigate the migration volatility between risk stages.

(d.5)	Reactiva Peru
The National Government Guarantees Program “Reactiva Peru”, created by Legislative Decree 1455, and amended by Legislative Decree 1457, aims to provide a quick and effective response to the liquidity needs faced by companies due to the impact of the Covid
-19
pandemic.
Thus, the Program seeks to ensure the continuity of the payment chain, pledging guarantees to micro, small, medium and large companies so that they can access to working capital loans, and, therefore, fulfill their short-term obligations to their workers and suppliers of goods and services.

The Government of Peru, through the Ministry of Economy and Finance, guarantees the loans granted by the Companies of the Financial System (henceforth “ESF” by its Spanish acronym). The program was provided with S/30,000,000,000 in

guarantees
.

Subsequently,
Legislative Decree 1485
increase
d
 the amount of guarantees
by
 S/30,000,000,000, reaching S/60,000,000,000 in total.
The term of the loan guaranteed by “Reactiva Peru” is 36 months, with a
12-month
grace period. The maximum loan amount for each benefited company is S/10,000,000.
Interest is recorded in a cumulative basis and the collateral execution is made 90 calendar days after the first past due payment. The collateral granted by “Reactiva Peru” covers the outstanding balance of the loan, with a coverage which depending on the loan’s amount, ranges between 80% and 98%.
During 2021, the Peruvian government, through the MEF and the SBS, issued a series of Resolutions and Official Letters within the framework of Emergency Decree
No. 026-2021,
which establishes measures aimed to the rescheduling of the loans guaranteed under the “Reactiva Peru” program, through which it sets out, as a one-off,
a new grace period of 6 or 12 months is established in addition to the grace period of the original credit, where payment of interest consists of the original interest rate plus an additional margin not higher than 0.25 percent that corresponds to the rescheduling cost and the funding cost incurred by the entity of the financial system. Additionally, the customer shall pay a 0.02 percent fee of the rescheduled amount, as a one-off,
when the new grace period expires
. In that sense, during 2021, Interbank modified loans of such program for an amount of approximately S/2,012,855,000. As of December 31, 2021, the balance of rescheduled loans under the “Reactiva Peru” program amounted to approximately S/1,974,180,000.

9

Notes to the consolidated financial statements (continued)
Some of the requirements to access this rescheduling include the following:
(i) outstanding loans of up to S/90,000
, (ii) for loans between
S/90,0001
and
S/750,000
, decrease in sales higher or equal to 10
percent in the fourth quarter of 2020, compared to the same period of 2019, and (iii) for loans between
S/750,0001 and S/5,000,000, decrease in sales higher or equal to 20 percent in the fourth quarter of 2020, compared to the same period of 2019.

(d.6)	Rescheduled loans:
Because of the pandemic scenario as a consequence of the
Covid-19
pandemic explained in Note 1(b), the SBS authorized financial entities to grant credit facilities (rescheduling) to clients that meet certain requirements specified by the regulations issued by this regulatory entity. In that sense, Interbank granted repayment facilities to its customers that included: modification of repayment schedules, granting of grace periods, reduction of interest rates, fractioning and downsizing of installments, among others.

Following is the detail of the reschedulings granted by Interbank with the purpose of incorporating the effects of uncertainty and risks generated by the current context of the
Covid-19
pandemic.

(i)	Loans rescheduled during 2021:
Through a series of Resolutions and Multiple Official Letters, within the framework of emergency Decree
No. 026-2021,
the MEF and the SBS establish measures to reschedule the loans guaranteed under the “Reactiva Peru” program. These reschedulings include grace periods of up to 12 months and even the extension of the repayment period. See Note 30.1 (d.5).
Following is the effect of the adjustment (income) performed by Interbank to reflect the impact of the modification of the contractual cash flows as a consequence of the rescheduled loans of the “Reactiva Peru” portfolio as of December 31, 2021:

	Customers	Rescheduled balances	Impairment
	(thousands)	S/(000)	S/(000)
Commercial loans	2	1,392,761	14,003
Consumer loans	10	581,419	9,563

Total	12	1,974,180	23,566

(ii)	Loans rescheduled during 2020:
Through Official Multiple Letters No. 10997-2020, 11150-2020 and 11170-2020, Interbank made three types of rescheduling:

•	Unilateral: loans that Interbank reschedules proactively over part of the loan’s balance.

•	Landing: loans rescheduled at the client’s request over part of the loan’s balance.

•	Structural: loans rescheduled proactively by the Bank or at the client’s request and over the entire loan’s balance.

F-1
60

Notes to the consolidated financial statements (continued)

Following is the negative effect of the adjustment (expense) performed by Interbank to reflect the impact of the modification of the contractual cash flows as a consequence of the rescheduled loans as of December 31, 2020.

	Customers	Rescheduled balances	Impairment
	(thousands)	S/(000)	S/(000)
Commercial loans	5	2,593,219	—
Consumer loans	370	4,727,904	115,274
Mortgage loans	15	2,806,953	19,102
Small and micro-business loans	10	361,220	—

Total	400	10,489,296	134,376

Interbank performed an assessment to define whether these rescheduled contracts represented, or not, a substantial modification under IFRS 9 - Financial Instruments. From that assessment, the new cash flows of the rescheduled loans did not generate substantial nor significant changes in the conditions initially contracted by the client; therefore, the adjustments in the conditions did not generate any substantial modification and, thus, neither a derecognition of the financial asset as of December 31, 2021 and 2020.

(d.7)	Subsequent adjustments to the model
The risks and uncertainties originated by the
Covid-19
pandemic during 2020 and 2021, and the political context of Peru in 2021, have not been adequately reflected by the parameters within the existing statistical models to determine the expected loss of the Group, considering that those events are of extraordinary nature and have not had precedents that would have been used as basis to model them in the calculation of the expected loss. For this reason, Interbank assessed whether to include a series of expert judgments with the purpose of calculating the expected loss pursuant to the requirement established by IFRS 9.
Following is the detail of the subsequent adjustments to the expected loss model performed to include in the calculation the effects of the uncertainty and risks generated by the current events as of December 31, 2021:

(i)	Subsequent adjustments to the model included in 2021
Two expert judgments were set up that seek to stress test the possibility of default from customers due to the political situation in Peru.

•	Stress of the probability of default (PD) for loans in Stage 1 and Stage 2
This judgment is related to the evaluation of the forward-looking factors used in the model, which are built from the macro-economic models and forecasts made by Moody’s
,
 and is based on a more stressed forward-looking scenario for the economy’s performance. Compared against the weighted factors of the expected loss model and the difference between both of them, it represents, for each loan, the additional provision requirement. In this way, the expected loss can be

F-1
61

Notes to the consolidated financial statements (continued)

stressed by applying more severe macro-economic forecasts to the probability of default.

•	Stress for clients in Stage 3
The expert judgment applied for these customers, considers the relative participation of the exposure of clients in Stage 3 regarding the total loan exposure (Stage 3 exposure divided by the total exposure) during a specific period and excluding the
Covid-19
period (March 2020-December
2021
) to avoid biased results of this period given that it shows an atypical tendency resulting from the presented events.
Once this period of analysis is excluded, the series average is calculated and a standard deviation is added, to determine the level of additional provisions for customers that may end up in Stage 3.
The additional provision for the application of this expert judgment results from the difference between the stressed expected loss and the expected loss determined by the model in Stage 3.
In the case of the Corporate, Companies and Institutional portfolio, given that they have historically low probabilities of default, the obtained factors resulted to be very volatile and, for this reason, the expert judgment was not applied for these portfolios.
Additionally, given the current uncertainty context due to the outbreak of the Omicron variant, new expert criteria have been applied for the new wave of infections, that could cause another cycle of loan reschedulings, although to a lesser extent than the previous year.

This criterion has been applied only to the Credit Card portfolio, given that this portfolio was the most affected by the rescheduling process during 2020 and presented a higher impact both in relative and absolute terms and, therefore, is the portfolio that may present a higher sensitivity considering these events.
To determine this expert judgment, the Credit Card portfolio has been segmented by score range and the percentage of structural reschedulings granted during 2020 has been calculated over the direct exposure of the same year. Subsequently, it was determined the amount of actual expenditure of said rescheduled loans and the percentage it represents for each score range. Lastly, the impact on provisions has been determined considering the exposure as of December 31, 2021 and assuming the percentages previously calculated and described. This procedure is aimed to include in the expected loss provision the actual effect that the structural rescheduled loans had on the Credit Card portfolio as of December 31, 2021.

F-1
62

Notes to the consolidated financial statements (continued)
On the other hand, in March 2021, Ministerial Resolution No.
119-2021-EF/15
was published, amending the Operational Regulation of the Reactiva Peru Program. It authorizes the entities of the financial system to grant, as a one-off,
a new grace period for these loans with a maximum of 12 months, additional to the original grace period of 12 months, period during which interest shall have to be paid.

As a consequence of the political situation and the health crisis caused by
Covid-19
on customers who accessed to the “Reactiva Peru” program, and given the Resolution mentioned in the paragraph above, by granting an additional grace period of one year, Interbank considered that there is a risk on these customers that the current expected loss model cannot capture because these loans do not show delinquency in Interbank’s systems (total grace period of 24 months). In this sense, it was considered to apply an expert judgment in relation to the “Reactiva Peru” program, to the Small Business Banking portfolio, because this portfolio presents a greater participation in the Program, higher number of rescheduling and higher provision. That is, this expert judgment seeks to identify the possible impairment of the “Reactiva Peru” portfolio, which default risk is not measured by the expected loss model because these loans have considerably long grace periods.

The Group forecast the balances distributed by default tranches
(past-due
days) based on the transition matrices methodology to include in the calculation of the expected loss the effects of the health crisis on the businesses of customers who accessed this program for the part that is not guaranteed by the Peruvian government.
Following is the amount of the expected loss as of December 31, 2021, as determined by the model and the subsequent adjustments to it, explained in the previous paragraphs:

	Model	Subsequent adjustments to the model	Subsequent adjustments to the model – macro-economic forecasts	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	283,243	60,686	39,841	383,770
Consumer loans	983,592	381,489	36,600	1,401,681
Mortgage loans	145,947	4,109	5,144	155,200
Small and micro-business loans	96,821	59,163	8,611	164,595

Total	1,509,603	505,447	90,196	2,105,246

(ii)	Subsequent adjustments to the model included in 2020
Retail Banking
Expert judgments were established based on the previous experience and the historical information of events that may have some sort of similarity, although restricted to certain sectors and/or geographical areas, with the current scenario such as: Financial Crisis of 2008 and El Niño event of 2016. Thus, an analysis of non-performing
rates was carried out to obtain a risk ranking. This way, the historical non-performing
rates were allocated through transition matrices by number of past due days.

F-1
63

Notes to the consolidated financial statements (continued)

Based on this, the following criteria were defined:

•
Landing rescheduled loans: in relation with Credit Cards and Consumer loans presenting past-due
installments or multiple reschedulings of this type, it was determined the migration of loans from Stage 1 to Stage 2, and from Stage 2 to Stage 3 given that such events would justify a significant increase in the loans risk or in default indicators, respectively. For the rest of portfolios, the statistical model was followed and, therefore, no expert judgment was applied.

•
Structural rescheduled loans: for all portfolios, a percentage of their total balance classified in Stage 1 and Stage 2 migrated to Stage 3. Likewise, the remaining percentage in Stage 1 that was not migrated to Stage 3, due to expert judgment was migrated to Stage 2.

•	Unilateral rescheduled loans: for all portfolios, it was established the automatic migration criteria to the next superior Stage, that is, from Stage 1 to Stage 2 , and from Stage 2 to Stage 3.
Related to mortgage loans, it was considered that their risk profile to mature and impaired because people prioritize the payments of this type of loans over other financial products. Thus, in determining the PD to be used in the migration from Stage 1 to Stage 2, it was considered the smallest PD of Stage 2 because of the nature of the portfolio, which at the time of establishing this methodology corresponded to the refinanced group (43
%).
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
Finally, the expert judgments detailed in the paragraphs above have mainly been applicable to rescheduled loans because for loans that were not rescheduled, the results of the statistical models used by Interbank are within the stability thresholds.
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

Commercial Banking
The expert judgment applied for Commercial Banking consisted of migrating the rescheduled clients from Stage 1 to Stage 2. An analysis of these clients was performed on an individual basis, where client’s sector was considered to assess whether it was seriously affected as it is the case of tourism,

F-1
64

Notes to the consolidated financial statements (continued)
restaurants and textile sectors. Tax liability and protests were also taken into consideration when determing whether the level of sales or financial ratios were negatively impacted.
Subsequent adjustment to the model for all portfolios - Macroeconomic projections
Interbank’s projections anticipated in the last days of 2020, a moderation of the country’s economic growth rate during the first quarter of 2021, mainly due to the acceleration of contagions, the crisis of the health system, the second wave in Europe, the new variant of coronavirus detected in the United Kingdom and the high probability of a new quarantine in the country. Because of this, Interbank revised and adjusted its estimates as of December 31, 2020.
The following is the amount of the expected loss as of December 31, 2020 as determined by the model and the post-model adjustments explained in previous paragraphs:

	Model	Subsequent adjustments to the model	Subsequent adjustments to the model – macro-economic forecasts	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Commercial loans	191,256	2,467	19,520	213,243
Consumer loans	1,166,308	948,819	298,344	2,413,471
Mortgage loans	80,858	101,871	5,250	187,979
Small and micro-business loans	162,171	79,129	(13,419)	227,881

Total	1,600,593	1,132,286	309,695	3,042,574

(d.8)	Prospective information
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

F-
1
65

Notes to the consolidated financial statements (continued)

Within the analysis carried out for the projection of probability of default, the projection period determined is 36 months (3 years). For projections after that period, the same information of that last year is considered, because it is deemed that projections beyond this period lose statistical significance, as evidenced by observing thresholds of confidence levels.
Macroeconomic variables used as of December 31, 2021

	Scenario	2022	2023	2024
Gross domestic product (annual % var.)	Optimistic	10.9%	2.2%	2.2%
	Base	5.4%	2.8%	3.7%
	Pessimistic	(15.2%)	5.8%	7.8%
Consumption (annual % var.)	Optimistic	10.8%	2.2%	2.1%
	Base	5.4%	2.8%	3.6%
	Pessimistic	(13.9%)	2.9%	12.2%
Domestic demand (annual % var.)	Optimistic	9.4%	1.5%	2.1%
	Base	4.1%	2.2%	3.6%
	Pessimistic	(15.6%)	5.8%	7.3%
Gross Capital Formation	Optimistic	11.1%	(0.1%)	1.6%
	Base	4.1%	1.7%	4.0%
	Pessimistic	(25.1%)	21.8%	(4.6%)

Macroeconomic variables used as of December 31, 2020

	Scenario	2021	2022	2023
Gross domestic product (annual % var.)	Optimistic	7.7%	9.9%	6.7%
	Base	5,6%	9.4%	6.5%
	Pessimistic	(9.8%)	9.7%	10,4%
Unemployment rate (annual % var.)	Optimistic	8.3%	7.1%	6.0%
	Base	9.3%	7,7%	6.4%
	Pessimistic	14.5%	12.4%	9.1%
Consumption (annual % var.)	Optimistic	11.3%	15.5%	10.7%
	Base	10.3%	15.0%	10.7%
	Pessimistic	0.9%	21.3%	13.6%
Domestic demand (annual % var.)	Optimistic	11.4%	12.3%	8.4%
	Base	10.8%	11.7%	8.4%
	Pessimistic	0.5%	17.7%	11.1%
Purchasing power (annual % var.)	Optimistic	(6.8%)	9.5%	12.2%
	Base	(8.7%)	8.0%	12.3%
	Pessimistic	(16.3%)	0.4%	13.2%
Real compensation (annual % var.)	Optimistic	8.2%	18.5%	14.0%
	Base	5.3%	18.1%	14.5%
	Pessimistic	(5.1%)	13,7%	19.0%
Unit labor costs	Optimistic	(1.9%)	8.6%	8.4%
	Base	(3.9%)	8.7%	9.0%
	Pessimistic	(5.2%)	(0.7%)	10.3%

F-1
6
6

Notes to the consolidated financial statements (continued)

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
The following tables summarize the impact of multiple scenarios on the expected credit loss of direct and indirect loans (optimistic, base and pessimistic):

	%	Total
		S/(000)
December 31, 2021
Optimistic	30	827,138
Base	40	601,358
Pessimistic	30	676,750

Total		2,105,246

	%	Total
		S/(000)
December 31, 2020
Optimistic	30	890,525
Base	40	1,201,155
Pessimistic	30	950,894

Total		3,042,574

During 2020, the Group, given the recent context, stressed the model of economic projections to capture the uncertainty generated by
the
Covid-19
pandemic and opted to change the pessimist scenario to a more severe scenario, thus the impact of this change was approximately S/23,000,000.

F-1
6
7

Notes to the consolidated financial statements (continued)

Guarantees:
The fair value of the loan guarantees as of December 31, 2021 and 2020, is presented below:

	Fair value of the credit guarantee under the base scenario
As of December 31, 2021	Maximum exposure to credit risk	Cash	Investments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Subject to impairment
Financial assets
Cash and due from banks	17,104,465	—	—	—	—	—	17,104,465	—
Commercial loans	22,118,918	614,039	1,446,894	11,453,465	6,587,461	20,101,859	2,017,059	343,441
Small and micro-business loans	1,502,501	—	—	—	—	—	1,502,501	164,595
Consumer loans	12,514,499	—	—	—	—	—	12,514,499	1,401,681
Mortgage loans	8,552,304	—	—	16,327,398	—	16,327,398	(7,775,094)	155,200

Direct loans	44,688,222	614,039	1,446,894	27,780,863	6,587,461	36,429,257	8,258,965	2,064,917
Debt instruments at amortized cost	3,296,030	—	—	—	—	—	3,296,030	—

Total financial assets at amortized cost	65,088,717	614,039	1,446,894	27,780,863	6,587,461	36,429,257	28,659,460	2,064,917
Debt instruments at fair value through other comprehensive income	17,921,275	—	—	—	—	—	17,921,275	41,108

Total debt instruments at fair value through other comprehensive income	17,921,275	—	—	—	—	—	17,921,275	41,108
Not subject to impairment
Derivative financial instruments - Trading	314,539	174,790	—	—	—	174,790	139,749	—
Derivative financial instruments - Hedges	478,822	—	—	—	—	—	478,822	—
Financial assets at fair value through profit or loss	2,706,271	—	—	—	—	—	2,706,271	—

Total financial instruments at fair value through profit or loss	3,499,632	174,790	—	—	—	174,790	3,324,842	—

	86,509,624	788,829	1,446,894	27,780,863	6,587,461	36,604,047	49,905,577	2,106,025

Financial guarantees (guarantees and stand-by letters)	4,150,093	13,128	62,576	1,750,607	572,428	2,398,739	1,751,354	38,514
Letters of credit for customers	290,365	—	48,591	90,610	100	139,301	151,064	1,815

Indirect loans	4,440,458	13,128	111,167	1,841,217	572,528	2,538,040	1,902,418	40,329

	90,950,082	801,957	1,558,061	29,622,080	7,159,989	39,142,087	51,807,995	2,146,354

F-
16
8

Notes to the consolidated financial statements (continued)

	Fair value of the credit guarantee under the base scenario
As of December 31, 2020	Maximum exposure to credit risk	Cash	Investments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Subject to impairment
Financial assets
Cash and due from banks	18,765,482	—	—	—	—	—	18,765,482	—
Commercial loans	22,001,567	643,364	1,472,805	11,434,918	7,737,944	21,289,031	712,536	237,760
Small and micro-business loans	1,942,895	—	—	—	—	—	1,942,895	145,714
Consumer loans	11,416,175	—	—	—	—	—	11,416,175	2,413,393
Mortgage loans	7,721,267	—	—	14,555,850	—	14,555,850	(6,834,583)	187,984

Direct loans	43,081,904	643,364	1,472,805	25,990,768	7,737,944	35,844,881	7,237,023	2,984,851
Debt instruments at amortized cost	2,707,298	—	—	—	—	—	2,707,298	—

Total financial assets at amortized cost	64,554,684	643,364	1,472,805	25,990,768	7,737,944	35,844,881	28,709,803	2,984,851
Debt instruments at fair value through other comprehensive income	18,153,492						18,153,492	71,560

Total debt instruments at fair value through other comprehensive income	18,153,492						18,153,492	71,560
Not subject to impairment
Derivative financial instruments - Trading	233,425	55,767	—	—	—	55,767	177,658	—
Derivative financial instruments - Hedges	161,824	—	—	—	—	—	161,824	—
Financial assets at fair value through profit or loss	2,042,777	—	—	—	—	—	2,042,777	—

Total financial instruments at fair value through profit or loss	2,438,026	55,767	—	—	—	55,767	2,382,259	—

	85,146,202	699,131	1,472,805	25,990,768	7,737,944	35,900,648	49,245,554	3,056,411

Financial guarantees (guarantees and stand-by letters)	4,587,472	27,205	158,230	1,088,062	572,838	1,846,335	2,741,137	57,723
Letters of credit for customers	24,459	1,421	23,039	—	—	24,460	(1)	—

Indirect loans	4,611,931	28,626	181,269	1,088,062	572,838	1,870,795	2,741,136	57,723

	89,758,133	727,757	1,654,074	27,078,830	8,310,782	37,771,443	51,986,690	3,114,134

F-1
6
9

Notes to the consolidated financial statements (continued)

The following table shows the analysis of the fair values of the guarantees classified in Stage 3:

	Fair value of the credit guarantee under the base scenario
As of December 31, 2021	Maximum exposure to credit risk	Cash	Investments	Guarantees from third parties or governments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	513,833	4	2,123	—	456,732	143,020	601,879	(88,046)	182,467
Small and micro-business loans	174,855	—	—	—	—	—	—	174,855	85,222
Consumer loans	354,960	—	—	—	—	—	—	354,960	336,041
Mortgage loans	268,528	—	—	—	728,333	—	728,333	(459,805)	99,850

Total	1,312,176	4	2,123	—	1,185,065	143,020	1,330,212	(18,036)	703,580

Indirect loans	25,057	—	—	—	—	—	—	25,057	13,243

	1,337,233	4	2,123	—	1,185,065	143,020	1,330,212	7,021	716,823

	Fair value of the credit guarantee under the base scenario
As of December 31, 2020	Maximum exposure to credit risk	Cash	Investments	Guarantees from third parties or governments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	236,735	—	2,779	—	279,261	5,308	287,348	(50,613)	68,448
Small and micro-business loans	60,114	—	—	—	—	—	—	60,114	50,406
Consumer loans	1,703,607							1,703,607	1,426,470
Mortgage loans	443,480	—	—	—	632,284	—	632,284	(188,804)	114,079

Total	2,443,936	—	2,779	—	911,545	5,308	919,632	1,524,304	1,659,403

Indirect loans	30,062	—	26	—	—	—	26	30,036	23,037

	2,473,998	—	2,805	—	911,545	5,308	919,658	1,554,340	1,682,440

(*)	Includes the total fair value of the guarantees held by the Group as of December 31, 2021 and 2020, regardless the balance of the loan it guarantees.

F-1
70

Notes to the consolidated financial statements (continued)

(e)	Credit risk management for investments

(e.1)	Scoring or internal rating and PD:
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

F-
1
71

Notes to the consolidated financial statements (continued)

The Group determines its risk level according to the following classification as of December 31, 2021 and 2020:

	High grade	Standard grade	Grade lower than standard
2021	Rating: from AAA to A	Rating: from BBB to B	Rating: from CCC to C
	PD less than or equal to:	PD range	PD equal or higher to:

Global	0.05% - 0.12%	0.12% - 2.11%	23.55%
Latin America	0.00%	0.11% - 3.06%	25.21%
Sovereigns	0.00%	0.00% - 1.64%	30.77%

	High grade	Standard grade	Grade lower than standard
2020	Rating: from AAA to A	Rating: from BBB to B	Rating: from CCC to C
	PD less than or equal to:	PD range	PD equal or higher to:

Global	0.05% - 0.12%	0.13% - 1.96%	22.12%
Latin America	0.00%	0.12% - 3.00%	23.47%
Sovereigns	0.00%	0.00% - 1.26%	26.47%
Finally, each instrument is assigned a PD according to the transition matrices published by Fitch.

(e.2)	Loss given default (LGD):
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

F-1
72

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

F-1
73

Notes to the consolidated financial statements (continued)

The table below presents the credit risk ratings issued by risk rating agencies of recognized prestige local and international financial investments:

	As of December 31, 2021		As of December 31, 2020
	S/(000)%		S/(000)%
Instruments issued and rated in Peru:
AAA	14,189	0.1	866,735	3.6
AA- / AA+	3,016	0.0	2,894,385	11.9
A- / A+	3,325	0.0	30,177	0.1
BBB- / BBB+	2,410,077	9.8	—	0.0
BB- / BB+	601,978	2.5	11,742	0.0

	3,032,585	12.4	3,803,039	15.6

Instruments issued in Peru and rated abroad:
A- / A+	—	0.0	6,871,126	28.3
BBB- / BBB+	12,224,488	49.8	4,490,804	18.5
BB- / BB+	141,841	0.6	288,526	1.2
B- / B+	204,762	0.8	—	0.0
Less than B-	—	0.0	180,201	0.7

	12,571,091	51.2	11,830,657	48.7

Instruments issued and rated abroad:
AAA	23,619	0.1	—	0.0
AA- / AA+	28,803	0.1	35,191	0.2
A- / A+	248,343	1.0	141,077	0.5
BBB- / BBB+	2,907,882	11.8	3,241,979	13.4
BB- / BB+	380,192	1.5	214,719	0.9
B- / B+	81,638	0.3	60,818	0.3
Less than B-	—	0.0	246	0.0

	3,670,477	14.8	3,694,030	15.3

Unrated
Certificates of deposits with variable interest rates issued by the BCRP	1,440,944	5.9	—	—
Negotiable certificates of deposit issued by the BCRP	179,207	0.7	1,283,726	5.3
Mutual funds and investment funds participations (*)	1,780,519	7.3	1,212,259	5.0
Others	45	0.0	205,060	0.8
Listed shares	1,235,496	5.0	1,733,795	7.1
Non-listed shares and participations	274,586	1.1	207,041	0.8

Total	24,184,950	98.5	23,969,607	98.7

Accrued interest	362,344	1.5	307,508	1.3

Total	24,547,294	100.0	24,277,115	100.0

(*)	It includes mutual and investment funds which do not have risk rating.

F-1
74

Notes to the consolidated financial statements (continued)

(f)	Concentration of financial instruments exposed to credit risk -
Financial instruments exposed to credit risk were distributed according to the following economic sectors:

	As of December 31, 2021
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)

BCRP	—	1,620,151	—	10,866,021		12,486,172
Consumer loans	—	—	—	12,578,669		12,578,669
Financial services	2,720,174	1,942,437	267,611	7,610,629	(*)	12,540,851
Mortgage loans	35,818	—	—	8,558,105		8,593,923
Manufacturing	198,923	736,926	100,697	4,907,086		5,943,632
Commerce	11,754	129,666	—	5,187,887		5,329,307
Construction and infrastructure	6,414	2,677,270	43,180	771,911		3,498,775
Government of Peru	—	7,246,077	—	3,225,174		10,471,251
Electricity, gas, water and oil	54,001	1,234,861	91,915	919,511		2,300,288
Agriculture	7,824	26,198	1,857	1,777,362		1,813,241
Leaseholds and real estate activities	37,608	72,506	4,580	694,506		809,200
Communications, storage and transportation	175,366	355,501	110,608	1,513,062		2,154,537
Mining	8,824	1,030,543	—	681,864		1,721,231
Community services	9,579	—	—	271,464		281,043
Insurance	2,395	—	—	17,416		19,811
Fishing	—	—	3,270	440,009		443,279
Commercial and micro-business loans	—	—	—	1,170,563		1,170,563
Foreign governments	—	86,974	—	—		86,974
Education, health and other services	3,968	104,545	—	285,101		393,614
Medicine and biotechnology	117,396	—	—	189,496		306,892
Public administration and defense	28,847	142,291	—	119,317		290,455
Professional, scientific and technical activities	15,637	223,841	—	4,009,561		4,249,039
Others	65,104	—	—	35,044		100,148

Total	3,499,632	17,629,787	623,718	65,829,758		87,582,895

Impairment allowance for loans						(2,064,917)
Accrued interest						744,622

Total						86,262,600

(*)	It includes mainly the available funds deposited in the vaults of Interbank and in foreign banks; see Note 4.

F-1
75

Notes to the consolidated financial statements (continued)

	As of December 31, 2020
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
BCRP	—	1,283,727	—	14,645,405		15,929,132
Consumer loans	—	—	—	11,465,126		11,465,126
Financial services	1,709,966	1,931,549	575,526	5,163,346	(*)	9,380,387
Mortgage loans	36,781	—	—	7,723,070		7,759,851
Manufacturing	121,387	953,195	87,316	4,169,365		5,331,263
Commerce	3,887	88,894	339,945	5,341,881		5,774,607
Construction and infrastructure	11,515	2,853,982	41,483	936,384		3,843,364
Government of Peru	—	6,855,324	—	2,650,930		9,506,254
Electricity, gas, water and oil	49,786	1,522,877	167,981	1,073,266		2,813,910
Agriculture	7,945	30,177	1,522	1,483,222		1,522,866
Leaseholds and real estate activities	32,654	92,136	4,551	1,057,679		1,187,020
Communications, storage and transportation	100,077	247,774	153,243	1,840,959		2,342,053
Mining	4,710	1,041,323	—	727,361		1,773,394
Community services	6,738	—	—	319,049		325,787
Insurance	2,965	—	—	191,326		194,291
Fishing	2,339	—	1,981	409,878		414,198
Commercial and micro-business loans	—	—	—	1,127,829		1,127,829
Foreign governments	—	159,859	—	—		159,859
Education, health and other services	13,309	101,356	—	420,961		535,626
Medicine and biotechnology	114,147	58,854	—	227,454		400,455
Public administration and defense	183,929	139,498	—	152,114		475,541
Professional, scientific and technical activities	22,305	541,827	—	4,023,030		4,587,162
Others	13,586	—	—	41,246		54,832

Total	2,438,026	17,902,352	1,373,548	65,190,881		86,904,807

Impairment allowance for loans						(2,984,851)
Accrued interest						729,878

Total						84,649,834

(*)	It includes mainly the available funds deposited in the vaults of Interbank and in foreign banks; see Note 4.

6

Notes to the consolidated financial statements (continued)

The table below presents the financial instruments with exposure to credit risk, distributed by geographic area:

	As of December 31, 2021
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Investments at amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
Peru	379,059	13,988,582	259,810	61,482,338		76,109,789
United States of America	1,966,994	243,396	110,608	1,477,418		3,798,416
Mexico	95,933	1,485,744	—	10,384		1,592,061
Cayman Islands	315,925	—	—	125,989		441,914
Canada	7,774	—	—	934,208		941,982
Luxembourg	272,931	15,270	—	23,121		311,322
Colombia	3,459	318,054	—	85,149		406,662
Chile	30,736	673,805	—	62,221		766,762
Panama	—	281,889	—	519,082	(*)	800,971
Brazil	23,617	173,824	—	142,276		339,717
United Kingdom	231,045	383,668	251,188	38,283		904,184
Germany	28,367	—	—	263,223		291,590
Ireland	—	—	—	474		474
Ecuador	—	—	—	57,477		57,477
Belgium	—	—	164	2		166
Others	143,792	65,555	1,948	608,113		819,408

Total	3,499,632	17,629,787	623,718	65,829,758		87,582,895

Impairment allowance for loans						(2,064,917)
Accrued interest						744,622

Total						86,262,600

(*)	It corresponds mainly to the loan portfolio maintained by Inteligo Bank (domiciled in Panama) with Peruvian citizens.

F-
17
7

Notes to the consolidated financial statements (continued)

	As of December 31, 2020
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
Peru	407,853	14,218,981	727,749	62,129,061		77,483,644
United States of America	1,096,229	312,506	285,038	1,069,649		2,763,422
Mexico	11,342	1,502,744	—	6,003		1,520,089
Cayman Islands	239,035	4,532	—	72,420		315,987
Canada	5,682	—	—	257,571		263,253
Luxembourg	264,085	15,247	—	56,445		335,777
Colombia	143	519,087	—	52,378		571,608
Chile	2,303	437,630	—	65,990		505,923
Panama	1,086	93,189	119	442,196	(*)	536,590
Brazil	5,224	446,068	—	166,173		617,465
United Kingdom	198,136	271,361	358,848	30,194		858,539
Germany	22,906	—	—	109,522		132,428
Ecuador	3,277	—	—	93,592		96,869
Belgium	—	—	149	55,343		55,492
Others	180,725	81,007	1,645	584,344		847,721

Total	2,438,026	17,902,352	1,373,548	65,190,881		86,904,807

Impairment allowance for loans						(2,984,851)
Accrued interest						729,878

Total						84,649,834

(*)	It corresponds mainly to the loan portfolio maintained by Inteligo Bank (domiciled in Panama) with Peruvian citizens.

F-
17
8

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
The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (henceforth “ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position, because of such agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle such instruments on a net basis or to realize the assets and settle the liabilities simultaneously.
The Group receives and delivers guarantees in the form of cash with respect to transactions with derivatives; see Note 4.

F-
17
9

Notes to the consolidated financial statements (continued)

(g.1)	Financial assets subject t o offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2021 and 2020, are presented below:

	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities and offset in the consolidated statement of financial position	Net amounts of financial assets presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments (including non-cash guarantees)	Cash guarantees received
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2021
Derivatives, Note 10(b)	793,361	—	793,361	(279,024)	(174,790)	339,547

Total	793,361	—	793,361	(279,024)	(174,790)	339,547

2020
Derivatives, Note 10(b)	395,249	—	395,249	(191,844)	(55,767)	147,638

Total	395,249	—	395,249	(191,844)	(55,767)	147,638

(g.2) Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2021 and 2020, are presented below:
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets and offset in the consolidated statement of financial position	Net amounts of financial liabilities presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments (including non-cash guarantees)	Cash guarantees pledged (Note 4(d))
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2021
Derivatives, Note 10(b)	413,797	—	413,797	(279,024)	(121,613)	13,160

Total	413,797	—	413,797	(279,024)	(121,613)	13,160

2020
Derivatives, Note 10(b)	271,326	—	271,326	(191,844)	(70,559)	8,923

Total	271,326	—	271,326	(191,844)	(70,559)	8,923

F-
1
80

Notes to the consolidated financial statements (continued)

30.2	Market risk management
Market risk is the possibility of loss due to variations in the financial market conditions. The main variations to which the Group is exposed to are exchange rates, interest rates and prices. Said variations can affect the value of the Group’s financial assets and liabilities.
During the
Covid-19
pandemic crisis, market risk was affected by increased volatility. Regarding the Trading Book, the portfolios were affected since March 2020 by increased volatility in asset prices; however, since the Group’s position in the Trading Book is relatively small, the impacts were not significant.
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
The Group separates its exposure to market risk into two blocks: (i) the one that arises from the fluctuation of the value of the trading investment portfolios, due to movements of market rates or prices (henceforth “Trading Book”) and (ii) the one that arises from the changes in the structural positions (henceforth “Banking Book”) due to movements in interest rates, prices and exchange rates.

(a)	Trading Book -
To control and monitor the risks arising from the volatility of risk factors involved within each instrument, maximum exposure limits by currency, by type of investment and
Value-at-Risk
(henceforth “VaR”), which are controlled on a daily basis, have been established.
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

F-
1
81

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
The VaR results of the Group’s portfolio by type of asset are presented below:

	2021	2020
	S/(000)	S/(000)
Equity investments	54,769	49,623
Debt investments	1,704	5,473
Derivatives and/or exchange position	10,790	6,549
Diversification effect	(1,876)	(15,785)

Consolidated VaR by type of asset (*)	65,387	45,860

The Group’s VaR results by type of risk include the following:

	2021	2020
	S/(000)	S/(000)
Exchange rate risk	7,473	7,251
Interest rate risk	10,712	2,648
Price risk	55,381	55,257
Diversification effect	(8,179)	(19,296)

Consolidated VaR by type of risk (*)	65,387	45,860

(*)	The total VaR is lower than the sum of its components due to the benefits of risk diversification.

(b)	Banking Book -
The portfolios which are not for trading are exposed to different financial risks, since they are sensitive to movements of the market rates, which can result in a negative effect on the value of the assets compared to its liabilities; therefore, on its net value.

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
Repricing gap
An analysis of the repricing gaps is performed to determine the impact of the interest rates movements. This analysis consists of assigning the balances of the operations that will change the interest rate into different time gaps. Based on this analysis, the impact of the variation in the valuation of assets and liabilities on each gap is calculated.

F-
1
82

Notes to the consolidated financial statements (continued)

(i.1)
The following table summarizes the Group’s exposure to interest rate risk. The Group’s financial instruments are presented at book value (including interest accrued), classified by the repricing period of the contract’s interest rate or maturity date, whichever occurs first:

	As of December 31, 2021
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	More than 5 years	Non-interest bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	11,898,425	1,025,641	188,458	60,522	—	3,931,419	17,104,465
Inter-bank funds	30,002	—	—	—	—	—	30,002
Investments at fair value through other comprehensive income (debt and equity)	714,470	1,037,091	334,042	4,339,422	11,496,250	623,718	18,544,993
Investments at amortized cost	—	70,856	—	1,600,220	1,624,954	—	3,296,030
Loans, net (*)	3,056,324	6,033,992	10,498,942	18,122,112	5,751,670	(457,457)	43,005,583
Other assets (**)	202,455	138,208	67,572	497,774	245	4,045,772	4,952,026

Total assets	15,901,676	8,305,788	11,089,014	24,620,050	18,873,119	8,143,452	86,933,099

Financial liabilities
Deposits and obligations	33,250,863	2,205,564	3,540,717	369,270	261,275	9,270,255	48,897,944
Due to banks and correspondents	587,776	685,191	1,795,332	4,488,578	965,972	—	8,522,849
Inter-bank funds	—	—	—	—	—	—	—
Bonds, notes and other obligations	213,362	27,690	165,171	6,546,370	1,437,079	—	8,389,672
Insurance contract liabilities	93,427	183,175	810,746	3,752,061	7,118,649	—	11,958,058
Other liabilities (***)	114,629	131,645	92,945	108,032	14,159	1,754,817	2,216,227
Equity	—	—	—	—	—	9,555,362	9,555,362

Total liabilities and equity	34,260,057	3,233,265	6,404,911	15,264,311	9,797,134	20,580,434	89,540,112

Off- balance sheet accounts
Derivatives held as assets	—	—	—	1,758,267	—	599,700	2,357,967
Derivatives held as liabilities	—	—	—	1,758,267	599,700	—	2,357,967

	—	—	—	—	(599,700)	599,700	—

Marginal gap	(18,358,381)	5,072,523	4,684,103	9,355,739	8,476,285	(11,837,282)	(2,607,013)

Cumulative gap	(18,358,381)	(13,285,858)	(8,601,755)	753,984	9,230,269	(2,607,013)	—

(*)	The balance presented in column “Do not accrue interest” corresponds mainly to accrued income from loans, past-due loans, loans under judicial collection and the provision for loan losses.
(**)
Includes investment property, property, furniture and equipment, net, banker’s acceptances, intangibles and goodwill, net, Other accounts receivable and other assets, net (except accounts receivable from derivative financial instruments held for trading), and deferred income tax assets, net.

(***)	Includes banker’s acceptances and other accounts payable, provisions and other liabilities (except accounts payable for derivative financial instruments held for trading).
Investments at fair value through profit or loss and derivatives held for trading are not considered because these instruments are part of the trading book and the methodology used for the measurement of their market risk is VaR.

F-
1
83

Notes to the consolidated financial statements (continued)

	As of December 31, 2020
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	More than 5 years	Non-interest bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	14,634,893	194,871	131,924	406,131	—	3,397,663	18,765,482
Inter-bank funds	18,105		—	—	—	—	18,105
Investments at fair value through other comprehensive income (debt and equity)	881,907	228,550	310,640	2,751,911	13,980,484	1,373,548	19,527,040
Investments at amortized cost	—	56,368	—	1,151,355	1,499,575	—	2,707,298
Loans, net (*)	3,169,078	4,399,328	9,685,594	19,731,211	5,136,520	(1,602,308)	40,519,423
Other assets (**)	81,455	129,760	23,453	261,618	337	3,925,856	4,422,479

Total assets	18,785,438	5,008,877	10,151,611	24,302,226	20,616,916	7,094,759	85,959,827

Financial liabilities
Deposits and obligations	31,165,789	2,208,550	3,604,421	543,414	272,614	9,354,487	47,149,275
Due to banks and correspondents	313,610	651,621	932,139	6,886,860	876,647	—	9,660,877
Inter-bank funds	28,971	—	—	—	—	—	28,971
Bonds, notes and other obligations	363,432	23,403	25,122	4,325,714	3,041,080	—	7,778,751
Insurance contract liabilities	88,452	173,892	773,570	3,485,680	7,980,129	—	12,501,723
Other liabilities (***)	96,267	68,062	60,017	124,526	29,638	1,512,647	1,891,157
Equity	—	—	—	—	—	8,953,949	8,953,949

Total liabilities and equity, net	32,056,521	3,125,528	5,395,269	15,366,194	12,200,108	19,821,083	87,964,703

Off- balance sheet accounts
Derivatives held as assets	—	—	—	1,596,861	—	543,150	2,140,011
Derivatives held as liabilities	—	—	—	1,596,861	543,150	—	2,140,011

	—	—	—	—	(543,150)	543,150	—

Marginal gap	(13,271,083)	1,883,349	4,756,341	8,936,032	7,873,658	(12,183,174)	(2,004,877)

Cumulative gap	(13,271,083)	(11,387,734)	(6,631,393)	2,304,639	10,178,297	(2,004,877)	—

(*)	The balance presented in column “Do not accrue interest” corresponds mainly to accrued income from loans, past-due loans, loans under judicial collection and the provision for loan losses.
(**)
Includes investment property, property, furniture and equipment, net, banker’s acceptances, intangibles and goodwill, net, Other accounts receivable and other assets, net (except accounts receivable from derivative financial instruments held for trading), and deferred income tax assets, net.

(***)	Includes banker’s acceptances and other accounts payable, provisions and other liabilities (except accounts payable for derivative financial instruments held for trading).
Investments at fair value through profit or loss and derivatives held for trading are not considered because these instruments are part of the trading book and the methodology used for the measurement of their market risk is VaR.

F-
1
84

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
In this regard, the effect of movements in interest rates is analyzed based on the Regulatory Model and takes into account: (i) the financial margin for the next 12 months or Earning at Risk (EaR) and (ii) the Equity Value at Risk (EVaR), as detailed below:

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

F-
1
85

Notes to the consolidated financial statements (continued)

The table below presents the sensitivity to a possible change in interest rates, with all other variables kept constant, in the consolidated statement of income and in the consolidated statement of changes in equity, before Income Tax and non-controlling
interest.

	As of December 31, 2021
Currency	Changes in basis points	Sensitivity of net income		Sensitivity of other net comprehensive income
		S/(000)		S/(000)
US Dollar	+/-25	+/-	10,091	+/-	149,172
US Dollar	+/-50	+/-	20,182	+/-	298,698
US Dollar	+/-75	+/-	30,274	+/-	448,883
US Dollar	+/-100	+/-	40,365	+/-	600,165
Sol	+/-50	-/+	20,858	-/+	363,643
Sol	+/-75	-/+	31,287	-/+	546,431
Sol	+/-100	-/+	41,716	-/+	729,860
Sol	+/-150	-/+	62,574	-/+	1,100,408

	As of December 31, 2020
Currency	Changes in basis points	Sensitivity of net income		Sensitivity of other net comprehensive income
		S/(000)		S/(000)
US Dollar	+/-25	+/-	6,182	+/-	141,881
US Dollar	+/-50	+/-	12,363	+/-	284,009
US Dollar	+/-75	+/-	18,541	+/-	426,629
US Dollar	+/-100	+/-	24,717	+/-	569,991
Sol	+/-50	-/+	25,111	-/+	408,975
Sol	+/-75	-/+	37,661	-/+	614,760
Sol	+/-100	-/+	50,207	-/+	821,425
Sol	+/-150	-/+	75,291	-/+	1,239,666
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

F-
18
6

Notes to the consolidated financial statements (continued)

(i.3)	Sensitivity to price variation -
Shares classified as investments at fair value through other comprehensive income, for the years 2021 and 2020, are not considered as part of the investments for interest rate sensitivity calculation purposes. However, a calculation of sensitivity in market prices and the effect on expected unrealized gain or loss in the consolidated statement of other comprehensive income, before Income Tax and non-controlling
interest, as of December 31, 2021 and 2020, is presented below:

	Changes in market price	2021	2020
	%	S/(000)	S/(000)
Sensitivity to market price
Shares	+/-10	62,372	137,355
Shares	+/-25	155,930	343,387
Shares	+/-30	187,115	412,064

F-
18
7

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
As of December 31, 2021, the weighted average exchange rate of free market published by the SBS for transactions in US Dollars was S/3.975 per US$1 bid and S/3.998 per US$1 ask (S/3.618 and S/3.624 as of December 31, 2020, respectively). As of December 31, 2021, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/3.987 per US$1 (S/3.621 as of December 31, 2020).
The table below presents the detail of the Group’s position:

	As of December 31, 2021
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	10,415,166	6,062,879	626,420	17,104,465
Inter-bank funds	—	30,002	—	30,002
Financial investments	8,709,754	15,708,023	129,517	24,547,294
Loans, net	12,086,570	30,919,013	—	43,005,583
Due from customers on acceptances	152,423	—	—	152,423
Other accounts receivable and other assets, net	222,795	1,199,349	689	1,422,833

	31,586,708	53,919,266	756,626	86,262,600

Liabilities
Deposits and obligations	20,003,314	28,382,727	511,903	48,897,944
Due to banks and correspondents	757,039	7,765,810	—	8,522,849
Bonds, notes and other obligations	7,616,634	773,038	—	8,389,672
Due from customers on acceptances	152,423	—	—	152,423
Insurance contract liabilities	5,241,284	6,716,774	—	11,958,058
Other accounts payable, provisions and other liabilities	523,281	1,753,975	1,621	2,278,877

	34,293,975	45,392,324	513,524	80,199,823

Forwards position, net	(378,778)	464,885	(86,107)	—
Currency swaps position, net	2,171,025	(2,171,025)	—	—
Cross currency swaps position, net	2,123,300	(2,123,300)	—	—
Options position, net	(3)	3	—	—

Monetary position, net	1,208,277	4,697,505	156,995	6,062,777

F-
18
8

Notes to the consolidated financial statements (continued)

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

F-
18
9

Notes to the consolidated financial statements (continued)

As of December 31, 2021, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$651,240,000, equivalent to S/2,596,494,000 (US$634,242,000, equivalent to S/2,296,590,000 as of December 31, 2020); see Note 18.
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
The table below shows the analysis of variations of the US Dollar, the main foreign currency to which the Group has exposure as of December 31, 2021 and 2020. The analysis determines the effect of a reasonably possible variation of the exchange rate US Dollar to the Sol, considering all the other variables constant in the consolidated statement of other comprehensive income before Income Tax. A negative amount shows a potential net reduction in the consolidated statement of income, while a positive amount reflects a net potential increase:

Sensitivity analysis	Changes in currency rates	2021	2020
	%	S/(000)	S/(000)
Devaluation
US Dollar	5	(42,218)	(22,242)
US Dollar	10	(84,437)	(44,483)
US Dollar	15	(126,655)	(66,725)
Revaluation
US Dollar	5	42,218	22,242
US Dollar	10	84,437	44,483
US Dollar	15	126,655	66,725

F-
1
90

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
Inteligo Bank’s financial assets include unlisted equity investments, which generally are illiquid. In addition, Inteligo Bank holds investments in closed (unlisted) and open-ended investment funds, which may be subject to redemption restrictions such as “side pockets” and redemption limits. As a result, Inteligo Bank may not be able to settle some of its investments in these instruments in due time to meet its liquidity requirements.

F-
1
91

Notes to the consolidated financial statements (continued)

The following table presents the Group’s undiscounted cash flows payable according to contractual terms agreed (including the payment of future interest):

	As of December 31, 2021
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial liabilities by type -
Deposits and obligations	39,298,408	2,286,838	3,555,643	1,251,449	2,723,645	49,115,983
Inter-bank funds	—	—	—	—	—	—
Due to banks and correspondents	732,010	431,352	2,649,853	4,373,597	1,233,202	9,420,014
Bonds, notes and other obligations	72,423	43,626	378,421	7,322,864	1,678,191	9,495,525
Due from customers on acceptances	56,903	68,083	27,437	—	—	152,423
Insurance contract liabilities	96,757	189,835	840,717	3,752,862	16,407,482	21,287,653
Other accounts payable, provisions and other liabilities	543,673	244,249	104,420	96,525	876,213	1,865,080

Total non-derivative financial liabilities	40,800,174	3,263,983	7,556,491	16,797,297	22,918,733	91,336,678

Derivatives held for trading (*) -
Contractual amounts receivable (inflow)	938,973	926,361	1,782,384	1,874,161	289,991	5,811,870
Contractual amounts payable (outflow)	848,334	999,058	1,727,425	2,093,959	302,650	5,971,426

Total	90,639	(72,697)	54,959	(219,798)	(12,659)	(159,556)

Derivatives held as hedge (**) -
Contractual amounts receivable (inflow)	29,634	—	29,670	1,787,938	113,850	1,961,092
Contractual amounts payable (outflow)	35,742	—	46,619	1,520,104	11,407	1,613,872

Total	(6,108)	—	(16,949)	267,834	102,443	347,220

F-
1
92

Notes to the consolidated financial statements (continued)

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
The table below shows maturity, by contractual term, of the contingent credits (indirect loans) granted by the Group as of the dates of the consolidated statement of financial position:

	2021	2020
	S/(000)	S/(000)
Contingent credits (indirect loans)
Up to 1 month	974,601	1,205,650
From 1 to 3 months	1,242,858	1,169,887
From 3 to 12 months	2,056,381	1,989,466
From 1 to 5 years	166,618	246,928
Over 5 years	—	—

Total	4,440,458	4,611,931

The Group estimates that not all of the contingent loans (indirect) or commitments will be used before the maturity date of the commitments.

F-
1
93

Notes to the consolidated financial statements (continued)

The following table shows the changes in liabilities arising from financing activities according to IAS 7:

	2021
	Balance as of January 1	Dividends payable	Cash flow	Effect of movement in exchange rate	Others	Balance as of December 31
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Inter-bank funds	28,971	—	(30,945)	1,974	—	—
Bonds, notes and other obligations	7,778,751	—	(91,000)	713,744	(11,823)	8,389,672
Lease liability related to right-of-use assets	269,755	—	(66,646)	7,438	24,399	234,946
Dividends payable	921	634,181	(633,883)	—	—	1,219

Total liabilities for financing activities	8,078,398	634,181	(822,474)	723,156	12,576	8,625,837

	2020
	Balance as of January 1	Dividends payable	Cash flow	Effect of movement in exchange rate	Others	Balance as of December 31
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Inter-bank funds	169,138	—	(140,167)	—	—	28,971
Bonds, notes and other obligations	6,890,290	—	312,600	549,801	26,060	7,778,751
Lease liability related to right-of-use assets	341,836	—	(74,608)	5,081	(2,554)	269,755
Dividends payable	691	700,660	(700,430)	—	—	921

Total liabilities for financing activities	7,401,955	700,660	(602,605)	554,882	23,506	8,078,398

F-
1
94

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
The Group’s Management has focused its attention mainly on the implications of the
Covid-19
pandemic (2020 and 2021) on the development of its operations. In this regard, a number of measures were implemented that ensured the remote work of
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
Regarding a portfolio of insurance contracts where the theory of large numbers and probabilities for pricing and provisions is applied, the main risk faced by the insurance business of the Group, managed by Interseguro, is that claims and/or payments of benefits covered by the policies exceed the book value of insurance liabilities. This could happen to the extent that the frequency and/or severity of claims and benefits are higher than estimated. The factors that are considered to perform the assessment of insurance risks include the following:

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
Interseguro has developed its insurance underwriting strategy to diversify the type of insurance risks accepted. Factors that aggravate the insurance risk include lack of risk diversification in terms of type and amount of risk and geographic location. The underwriting strategy aims to ensure that underwriting risks are well diversified in terms of type and amount of risk. Underwriting limits serve to implement the selection criteria for appropriate risk. As of December 31, 2021 and 2020, most of the insurance contracts entered into by Interseguro are located in the city of Lima.
The sufficiency of reserves is a principle of insurance management. Technical reserves for claims and premiums are estimated by Interseguro’s actuaries and reviewed by independent experts when deemed necessary.

F-
1
95

Notes to the consolidated financial statements (continued)

Interseguro’s Management constantly monitors trends in claims, which allows it to perform estimates of IBNR that are supported by recent information.
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
Real estate risk is defined as the possibility of losses due to changes or volatility of market prices of properties; see Note 7. Investment properties are held by Interseguro to manage its long term inflows and match its technical reserves. SBS Resolution No. 2840-2012, dated May 11, 2012, “Regulations on Real Estate Risk Management in Insurance Companies”, requires that insurance companies adequately identify, measure, control and report the real estate risk level they are exposed to.

Additionally, Interseguro has identified the following risks associated with its real estate portfolios:

•	The cost to develop a project may increase if there are delays in the planning process; however, Interseguro receives services from advisors to reduce the risks that may arise in the planning process.

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
The Group manages in an active manner a capital base to cover the risks inherent to its activities. Capital adequacy of the Group is monitored by using regulations and ratios established by the different regulators. See Note 16(f).

F-
19
6

Notes to the consolidated financial statements (continued)

31.	Fair value

(a)	Financial instruments measured at their fair value and fair value hierarchy
The following table presents an analysis of the financial instruments that are measured at their fair value, including the level of hierarchy of fair value. The amounts are based on the balances presented in the consolidated statement of financial position:

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Financial investments
At fair value through profit or loss (*)	978,978	633,400	1,093,893	2,706,271
Debt instruments measured at fair value through other comprehensive income	11,194,459	6,435,328	—	17,629,787
Equity instruments measured at fair value through other comprehensive income	556,162	27,686	39,870	623,718
Derivatives receivable	—	793,361	—	793,361

	12,729,599	7,889,775	1,133,763	21,753,137

Accrued interest				291,488

Total financial assets				22,044,625

Financial liabilities
Derivatives payable	—	413,797	—	413,797

(*)	As of December 31, 2021 and 2020, correspond mainly to participations in mutual funds and investment funds.

	As of December 31, 2020
	Level 1	Level 2	Level 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Financial investments
At fair value through profit or loss (*)	577,438	986,627	478,712	2,042,777
Debt instruments measured at fair value through other comprehensive income	10,247,432	7,654,920	—	17,902,352
Equity instruments measured at fair value through other comprehensive income	1,329,471	7,867	36,210	1,373,548
Derivatives receivable	—	395,249	—	395,249

	12,154,341	9,044,663	514,922	21,713,926

Accrued interest				251,140

Total financial assets				21,965,066

Financial liabilities
Derivatives payable	—	271,326	—	271,326

(*)	As of December 31, 2021 and 2020, correspond s mainly to participations in mutual funds and investment funds.
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

F-
19
7

Notes to the consolidated financial statements (continued)

Financial assets included in Level 3 are valued by using assumptions and data that do not correspond to prices of operations traded on the market. The valuation requires Management to make certain assumptions about the model variables and data, including the forecast of cash flow, discount rate, credit risk and volatility.
During 2021, there
were no transfers of financial instruments to or from level 3 to level 1 or level 2.
During 2020, there were transfers of certain financial instruments from Level 1 to Level 2 for the amount of S/4,116,507,000, because they stopped being actively traded during the year and, therefore, fair values were obtained by using observable market data. There were no transfers of financial instruments from Level 3 to Level 1 or Level 2 or viceversa.
The table below presents a description of significant unobservable data used in valuation:

	Valuation technique	Significant unobservable inputs	Valuation		Sensitivity of inputs to fair value
			2021	2020
Listed shares	Net asset value	NAV	203.53	215.19	10 percent increase (decrease) in the NAVs would result in increase (decrease) in fair value by S/11,199,000 as of December 31, 2021 and S/10,754,000 as of December 31, 2020.

Private Equity Stocks	Net asset value	NAV	Depends on each investment	Depends on each investment	10 percent increase (decrease) in the NAVs would result in increase (decrease) in fair value by S/7,300,000 as of December 31, 2021 and S/1,448,000 as of December 31, 2020.

Private equity funds	Net asset value	NAV	Depends on each investment	Depends on each investment	10 percent increase (decrease) in the NAVs would result in increase (decrease) in fair value by S/78,305,000 as of December 31, 2021 and S/27,983,000 as of December 31, 2020.

Listed shares	Equity method	—	According to price risk	According to price risk	5 percent increase (decrease) of the price would result in increase in fair value of S/1,994,000 as of December 31, 2021 and S/1,811,000 as of December 31, 2020.
Starting in 2020, the Group performed changes in the determination of the estimates for the fair value of these investments considering the nature of themselves, as well as the underlying assets and the information to which it had access on the valuation date, concluding that the best valuation method for these investments is the use of the net asset value (henceforth “NAV”).
The table below includes a reconciliation of fair value measurement of financial instruments classified by the Group within Level 3 of the valuation hierarchy:

	2021	2020
	S/(000)	S/(000)
Initial balance as of January 1	514,922	487,352
Purchases	629,543	155,198
Sales	(237,870)	(272,711)
Gain recognized on the consolidated statement of income	227,168	145,083

Balance as of December 31	1,133,763	514,922

F
-19
8

Notes to the consolidated financial statements (continued)

(b)	Financial instruments not measured at their fair value -
The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value, presented by level of fair value hierarchy:

	As of December 31, 2021					As of December 31, 2020
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	—	17,104,465	—	17,104,465	17,104,465	—	18,765,482	—	18,765,482	18,765,482
Inter-bank funds	—	30,002	—	30,002	30,002	—	18,105	—	18,105	18,105
Investments at amortized cost	3,181,392	—	—	3,181,392	3,296,030	2,988,539	—	—	2,988,539	2,707,298
Loans, net	—	42,892,599	—	42,892,599	43,005,583	—	40,809,701	—	40,809,701	40,519,423
Due from customers on acceptances	—	152,423	—	152,423	152,423	—	16,320	—	16,320	16,320
Other accounts receivable and other assets, net	—	629,472	—	629,472	629,472	—	658,140	—	658,140	658,140

Total	3,181,392	60,808,961	—	63,990,353	64,217,975	2,988,539	60,267,748	—	63,256,287	62,684,768

Liabilities
Deposits and obligations	—	48,914,408	—	48,914,408	48,897,944	—	47,146,077	—	47,146,077	47,149,275
Inter-bank funds	—	—	—	—	—	—	28,971	—	28,971	28,971
Due to banks and correspondents	—	8,274,484	—	8,274,484	8,522,849	—	9,686,361	—	9,686,361	9,660,877
Bonds, notes and other obligations	7,286,082	1,202,219	—	8,488,301	8,389,672	6,831,566	1,430,646	—	8,262,212	7,778,751
Due from customers on acceptances	—	152,423	—	152,423	152,423	—	16,320	—	16,320	16,320
Insurance contract liabilities	—	11,958,058	—	11,958,058	11,958,058	—	12,501,723	—	12,501,723	12,501,723
Other accounts payable and other liabilities	—	1,865,080	—	1,865,080	1,865,080	—	1,732,461	—	1,732,461	1,732,461

Total	7,286,082	72,366,672	—	79,652,754	79,786,026	6,831,566	72,542,559	—	79,374,125	78,868,378

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instrument and they include the following:

(i)
Long-term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of December 31, 2021 and 2020, the book value of loans, net of allowances, was not significantly different from the calculated fair values.

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

F-
19
9

Notes to the consolidated financial statements (continued)

32.	Fiduciary activities and management of funds
The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held in a trust are not included in the consolidated financial statements. These services give rise to the risk that the Group could eventually be held responsible of poor yielding of the assets under its management.
As of December 31, 2021 and 2020, the value of the managed
off-balance
sheet financial assets is as follows:

	2021	2020
	S/(000)	S/(000)
Investment funds	18,669,786	15,008,109
Mutual funds	4,310,914	5,980,724

Total	22,980,700	20,988,833

33.	Events after the reporting period
On March 22, 2022, Interbank’s Board of Directors approved, subject to market conditions, the issuance of unsecured corporate bonds to be placed in the international and/or domestic market under Rule 144A and/or Regulation S of the U.S. Securities Act of 1933, with a maturity of up to 10 years and up to an amount of US$500 million or its equivalent in Soles (“New Bonds”).
Subject to market conditions, these new bonds may be issued (i) through one or more issues in U.S. Dollars and/or Soles, including the reopening of any such new Bond issues, and/or (ii) be issued for the formulation of one or more exchange offers, tender offers and/or redemption options for some or all of the corporate bonds previously issued by the Bank and in circulation (the “Current Bonds”).
On April 13, 2022, IFS closed a transaction by means of which it acquired 50 percent of Procesos de Medios de Pago S.A.’s capital stock (henceforth “PMP”). The aforementioned acquisition, led IFS to hold directly and indirectly 100 percent of the issued capital stock of PMP. Before this transaction, IFS held indirectly 50 percent of PMP’s capital stock through its subsidiary Interbank. As of December 31, 2021, the balance of the investment in PMP is presented within the caption “Investments in associates”, see note 10(a).

F-
200