Form 20-F
period 2022-12-31
Intercorp Financial Services Inc.
filed 2023-04-25
CIK 1615903

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
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

In this Annual Report on Form 20-F, we refer to and the discussion of our business includes the business of our principal subsidiaries as follows: (i) in our banking segment: Banco Internacional del Perú, S.A.A.—Interbank, an open-stock corporation (sociedad anónima abierta) organized under the laws of Peru, as “Interbank”; (ii) in our insurance segment: Interseguro Compañía de Seguros, S.A., a corporation (sociedad anónima) organized under the laws of Peru, as “Interseguro”; (iii) in our wealth management segment: Inteligo Group Corp., a corporation (sociedad anónima) organized under the laws of Panama, as “Inteligo”; Inteligo Bank Ltd., a corporation organized under the laws of The Bahamas, as “Inteligo Bank”; Inteligo Sociedad Agente de Bolsa S.A., a corporation (sociedad anónima) organized under the laws of Peru, as “Inteligo SAB”; Inteligo USA Inc., a corporation organized under the laws of New York, as “Inteligo USA”, and Interfondos S.A. Sociedad Administradora de Fondos, a corporation organized under the laws of Peru, as “Interfondos SAFM” or “Interfondos” and (iv) in our payments segment: Procesos de Medios de Pago S.A., a corporation (sociedad anónima) organized under the laws of Peru, as “PMP” and its subsidiary Izipay S.A.C., a corporation (sociedad anónima) organized under the laws of Peru, as “Izipay”, both of which are IFS’s consolidated subsidiaries since April 2022.

In this Annual Report on Form 20-F, we also refer to our parent company, Intercorp Perú Ltd. (“Intercorp Peru” or “Intercorp”), a holding company for a group of companies operating mainly in Peru under the name “Intercorp”. Intercorp Peru’s main subsidiaries include our company and Intercorp Retail Inc. (“Intercorp Retail”). Intercorp Retail acts as a holding company for the retail and real estate operations of Intercorp Peru in Peru. Through its subsidiary, InRetail Peru Corp., whose shares are listed on the Lima Stock Exchange under the symbol “INRETAILC1,” Intercorp Retail has controlling stakes in (i) Supermercados Peruanos S.A. (“Supermercados Peruanos”), an operating supermarket chain that consolidates other operating companies, primarily operating under the: “Plaza Vea,” “Vivanda”, “MASS” and “Makro” brands, (ii) InRetail Pharma S.A., a holding company consisting of a chain of pharmacies operating under the “Inkafarma” and “MiFarma” brands with a distribution and marketing business as well as manufacturing some pharmaceutical products and (iii) InRetail Real Estate Corp., an owner, developer and operator of shopping malls under the “Real Plaza” brand. Intercorp Retail also controls directly (a) Tiendas Peruanas S.A., a department store chain operating under the “Oechsle” brand that started operations in 2009, (b) Financiera Oh! S.A., a consumer finance company that started operations in 2010, and (c) Homecenters Peruanos S.A. (“Homecenters Peruanos”), a home improvement company operating under the “Promart” brand. Our parent company Intercorp Peru also controls the following companies involved in the private education and healthcare businesses under the following brands: “Innova Schools,” “Zegel IPAE,” “UTP” “IDAT” and “Aviva”.

SUMMARY OF RISK FACTORS

An investment in our common shares is subject to a number of risks, including risks relating to the nature of our business as a holding company of banking, insurance, financial institutions, and payments institutions, our operations in Peru and our common shares. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Risks Relating to Our Businesses

•

We are a holding company and all of our operations are conducted through our subsidiaries. Our ability to pay corporate expenses and to pay dividends, if any, to holders of our common shares will depend on the ability of our subsidiaries to pay dividends and make other distributions to us.

•

As a holding company, our right to receive any distribution of assets of our subsidiaries will be effectively subordinated to the rights of our subsidiaries’ creditors, and holders of our common shares may have limited recourse against our subsidiaries’ assets in case of our liquidation.

•

Global and local health concerns, including in relation to the COVID-19 pandemic or other outbreaks of pandemics or contagious diseases, may adversely affect our and our subsidiaries’ business, financial condition and results of operations.

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

•

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

•	Our failure to effectively anticipate or adapt to emerging technologies or changes in customer behavior could have a material adverse effect on our financial conditions and results of operations.

•

The banking and insurance markets are exposed to macroeconomic shocks that may negatively impact household income and, consequently, could have a material adverse effect on our financial condition and results of operations.

•	We could sustain losses if Interbank’s asset quality declines.

•	Reduced diversification in Interbank’s loan portfolio could have a material adverse effect on our financial condition and results of operations.

•

The allowances of Interbank for impairment losses may not be adequate to cover the future losses to its loan portfolio or other assets, which could have a material adverse effect on our financial condition and results of operations.

•	Our financial results may be negatively affected by changes to IFRS accounting standards.

•	Our financial results may be negatively affected by investment losses.

•	Interest rate changes could have a material adverse effect on our financial condition and results of operations.

•	Interseguro is exposed to the impact of changes in interest rates on other comprehensive income.

•

Actual mortality and morbidity rates and other factors may differ from those assumed in the calculation of technical reserves and may have a material adverse effect on Interseguro’s financial condition and results of operations.

•	Interbank may not be able to obtain the funding required to support growth and implement its strategy.

•	A reduction in our subsidiaries’ credit ratings could increase their cost of borrowing funds and make their ability to raise new funds and renew maturing debt more difficult.

•	Interseguro’s failure to underwrite and price insurance premiums accurately for the products it offers would have a material adverse effect on its financial condition and results of operations.

•	Interbank’s and Interseguro’s reliance on Peruvian sovereign and global bonds in their respective investment portfolios leaves us vulnerable to a default on such debt.

•	Interseguro may suffer losses in its investment portfolio because of risks associated with its real estate investments.

•	Tax exemptions applicable to a substantial portion of Interseguro’s investment earnings could be changed in the future.

•	We and our subsidiaries are dependent on key personnel.

•	Interruption, mismanagement or failure in our subsidiaries’ information technology systems may adversely affect their operations.

•	Cyber-security events could negatively affect our reputation or results of operations and may result in litigation.

•	Our subsidiaries are susceptible to fraud, unauthorized transactions and operational errors.

•	Our existing insurance coverage may be insufficient and future coverage may be difficult or expensive to obtain.

•	Our employees could join labor unions and we could be subject to organized labor actions, including work stoppages that could have a material adverse effect on our business.

•	Our trademarks and trade names may be misappropriated or challenged by others.

•	Any failure to comply with anti-corruption, anti-bribery, anti-money laundering and anti-terrorist financing and antitrust laws and regulations could damage our reputation or expose us to penalties.

•	We and our subsidiaries are subject to litigation and other legal, administrative and regulatory proceedings.

•	Legal restrictions on our clients may reduce the demand for our services.

Risks Relating to Peru

•	Economic, social and political developments in Peru, including political instability, social unrest, persistent inflation and unemployment, could have a material adverse effect on our businesses.

•

Public health crises and epidemics/pandemics, such as that being caused by the COVID-19 pandemic, may materially and adversely affect Peru’s economy. Additionally, the Peruvian government measures adopted in order to address these health crises and epidemic/pandemics, such as the COVID-19 pandemic, may not be sufficient to address their impact.

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

•	The stability of the Peruvian financial system depends on public confidence in Peruvian banking and financial institutions.

•	The Peruvian economy could be adversely affected by economic developments in regional or global markets.

•	A decline in the prices of certain commodities in the international markets could have a material adverse effect on our financial condition and results of operations.

•	The market volatility generated by distortions in the international financial markets may affect the Peruvian capital markets and the Peruvian banking system.

•	The operations of Interbank, Interseguro, Interfondos, Inteligo SAB and Izipay could be adversely affected by earthquakes, floodings or other natural disasters.

•	Corruption and ongoing high profile corruption investigations may hinder the growth of the Peruvian economy and have a negative impact on our business and operations.

•	Changes in tax laws may increase our tax liabilities and, as a result, have a material and adverse effect on us.

•	The dollarization of the Peruvian economy hampers monetary policy, which in turn may have an effect on our business.

Risks Relating to the Common Shares

•	There may be a lack of liquidity and market for our common shares.

•	The price of our common shares may be volatile.

•	We may raise additional capital in the future through the issuance of equity securities, which may result in dilution of the interests of our shareholders.

•

The significant share ownership of our controlling shareholder may conflict with the interests of the holders of our common shares and may have an adverse effect on the future market price of our shares.

•	Holders of our common shares may have fewer and less well-defined rights than shareholders of a company organized in other jurisdictions, such as the United States.

•	Holders of our common shares may have difficulty enforcing judgments against us, our officers and directors.

•	Judgments of Peruvian courts with respect to our common shares will be payable only in soles.

•	We are subject to different corporate disclosure and accounting standards than those holders of our common shares may be familiar with in the United States.

•	We could be considered a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. tax consequences for U.S. investors.

•	One or more of our subsidiaries could be classified as a PFIC for U.S. federal income tax purposes.

•	If we are unable to maintain effective internal control over financial reporting in the future, our results of operations and the price of our common shares could be adversely affected.

•	The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members or executive officers.

•	Our status as a foreign private issuer allows us to follow alternate standards to the corporate governance standards of the NYSE, which may limit the protections afforded to investors.

•	If securities or industry analysts do not actively follow our business, or if they publish unfavorable research about our business, the price and trading volume of our common shares could decline.

•	Future offerings of debt or preferred securities may limit our operating and financial flexibility and may materially adversely affect the market price of, and dilute the value of, the common shares.

•	Peruvian corporations, including our subsidiaries, may be jointly and severally liable for any unpaid Peruvian capital gains tax related to the transfer of the common shares.

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

We have based these forward-looking statements on our management’s current views with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward–looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things:

•	our holding company structure;

•	economic, business and political developments in Peru and globally, including corruption scandals involving the Peruvian government and related political instability;

•	economic and geopolitical developments in regional or global markets, including Russia’s continued invasion of Ukraine;

•	the financial market volatility and market turmoil generated by the recent bank failures in the United States and the emergency sale of Credit Suisse or similar developments in the financial industry;

•

health epidemics and pandemics (including the coronavirus (“COVID-19”) pandemic) and other outbreaks, government measures to contain the spread of these pandemics or outbreaks, their effects on the economy of Peru, and their impact on global and regional economic growth prospects, creditworthiness, counter-party risk, as well as any logistical, operational or labor disruptions, among others;

•	protests and social unrest in Peru against government economic policies and social inequality;

•

changes in Peruvian, Panamanian and Bahamian and other foreign laws and regulations including the adoption of new capital requirements for banks or insurance companies, as well as interest rate caps for banks;

•	the dollarization of the Peruvian economy;

•	increased competition in the Peruvian financial services and insurance markets;

•	increased inflation;

•	exchange rate instability and government measures to control foreign exchange rates;

•	developments affecting the purchasing power of middle-income consumers or consumer spending generally;

•	changes in interest rates;

•	downturns in the capital markets and changes in capital markets in general that affect policies or attitudes towards lending to Peru or Peruvian companies or securities issued by Peruvian companies;

•	our ability to keep up with technological changes and integrate new businesses into our operations;

•	the inability to obtain the capital we need for further expansion of our businesses;

•	the inability to attract and retain key personnel;

•	any future acquisitions may not bring anticipated benefits;

•	changes in tax laws;

•	severe weather, adverse climate changes and natural disasters;

•	changes and volatility in regional or global markets;

•	dependence on sovereign debt in our investment portfolios;

•	credit and other risks of lending, such as increases in defaults of borrowers;

•	increased costs of funding or our inability to obtain additional debt or equity financing on attractive terms or at all;

•	a deterioration in the quality of our assets;

•	allowances for impairment losses may be inadequate;

•	changes to accounting standards;

•	changes in actuarial assumptions upon which our annuity business is based;

•	failure to adequately price insurance premiums;

•	decreases in the spread between investment yields and implied interest rates in annuities;

•	dependence on information technology (“IT”) systems and cybersecurity risks; and

•	other risks and uncertainties described in “Item 3. Key Information—Risk Factors.”

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

In particular, the COVID-19 pandemic has continued to cause uncertainty and disrupt the global economy, including the Peruvian economy, which may impact our business, results of operation and cash flows.

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

PRESENTATION OF FINANCIAL INFORMATION
Our audited annual consolidated financial statements as of December 31, 2022 and 2021 and for each of the three years ended December 31, 2022, 2021 and 2020 included in this Annual Report on Form

20-F

have been prepared in

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
For regulatory purposes, including regulations of the

Banco Central de Reserva del Perú

(the “Central Reserve Bank of Peru”) and regulations and the reporting requirements of the

Superintendencia del Mercado de Valores

(the “SMV”), our Peruvian subsidiaries, Interbank and Interseguro, also prepare in Spanish and make available to shareholders statutory financial statements as prescribed by the Peruvian Superintendency of Banks, Insurance and Private Pension Fund Administrators (
Superintendencia de Banca, Seguros y Administradoras de Fondos de Pensiones
, or “SBS”), hereinafter “SBS GAAP”.
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

See “Item 8 Financial Information—Consolidated Statements and Other Financial Information—Dividends and dividends policy” and “Item 3. Key Information—Risk Factors—We are a holding company and all of our operations are conducted through our subsidiaries. Our ability to pay dividends to holders of our common shares will depend on the ability of our subsidiaries to pay dividends and make other distributions to us.”
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
Change in Accounting Policies and Estimates
Generally, we have only adopted standards, interpretations or amendments that were effective in each year. Therefore, standards, interpretations or amendments that become effective in 2023 or later have not been early adopted.
On January 1, 2022, we adopted the following standards, interpretations, or amendments: (i) in connection with costs of fulfilling a contract, an amendment to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, (ii) amendments to IFRS 3 “Business Combinations”, (iii) in connection with proceeds before intended use of property, plant and equipment, an amendment to IFRS 16 “Leases”, (iv) in connection with a subsidiary as a first time adopter, an amendment to IFRS 1 “First-time Adoption of International Financial Reporting Standards”; and (v) in connection with fees in the “10 per cent” test for derecognition of financial liabilities, an amendment to IFRS 9 “Financial Instruments”. Such standards, interpretations or amendments have not had a significant impact on our consolidated financial statements. See Note 3.2 to our audited annual consolidated financial statements.
On January 1, 2021, we adopted the following standards, interpretations, or amendments: (i) in connection with the interest rate benchmark reform, amendments to IFRS 9 “Financial Instruments”, IAS 39 “Financial Instruments: Recognition and Measurement”, and IFRS 7 “Financial Instruments: Disclosures”, IFRS 4 “Insurance Contracts”, and IFRS 16 “Leases”,– Phase 2; and (ii) in connection with

COVID-19

related rent concessions beyond June 30, 2021, an amendment to IFRS 16 “Leases”. Such standards, interpretations or amendments have not had a significant impact on our consolidated financial statements.

Since January 1, 2020, we have adopted the following standards, interpretations, or amendments: (i) Amendments to IFRS 3 “Business Combinations”, (ii) Amendments to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, (iii) Conceptual Framework for Financial Reporting issued on March 29, 2018, and (iv) Amendments to IFRS 16 “Leases”. Such standards, interpretations or amendments did not have a significant impact on our consolidated financial statements.

Currency Translation

The term “sol” and the symbol “S/” refer to the legal currency of Peru, and the term “U.S. dollar” and the symbol “U.S.$” refer to the legal currency of the United States.

We have translated some of the soles amounts contained in this Annual Report on Form 20-F into U.S. dollars for convenience purposes only. Unless otherwise indicated or the context otherwise requires, the rate used to translate soles amounts to U.S. dollars as of December 31, 2022 was S/3.814 = U.S.$1.00, which was the exchange rate reported for December 31, 2022 by the SBS. The Federal Reserve Bank of New York does not report a noon buying rate for soles. The U.S. dollar equivalent information presented in this Annual Report on Form 20-F is provided solely for convenience of investors and should not be construed as implying that the soles or other currency amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

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

In 2021 and 2022, Interbank has continued to support customers that requested additional relief for their rescheduled loans on a case-by-case basis. Finally, through a series of Resolutions and Multiple Official Letters, within the framework of emergency Decree No. 026-2021, the MEF and the SBS established measures to reschedule the loans guaranteed under the Reactiva Perú program (as defined below). These facilities included grace periods of up to 12 months and also extended the repayment period.

Certain Financial Definitions and Conventions

We present return on assets, or “ROA”, return on equity or “ROE”, net interest margin or “NIM”, risk adjusted net interest margin or “risk adjusted NIM”, cost of risk and efficiency ratio in this Annual Report on Form 20-F. We define our ROA as net profit for the period divided by average total assets; our ROE as net profit for the period divided by average total equity; NIM as (x) net interest and similar income divided (y) average interest earning assets; risk adjusted NIM as net interest margin after impairment loss on loans, net of recoveries; Cost of risk is defined as impairment loss on loans, net of recoveries divided by average gross loans. Efficiency ratio as the division of (x) salaries and employee benefits plus administrative expenses plus depreciation and amortization by (y) net interest and similar income plus other income, plus net premiums earned.

We present average balances and nominal average interest rates in this Annual Report on Form 20-F. Except as otherwise indicated, average balances are based on quarterly balances. Nominal average interest rates have been calculated by dividing interest earned on assets or paid on liabilities by the corresponding average balances on such assets or liabilities.

Non-GAAP Financial Measures

In this Annual Report on Form 20-F, we present adjusted net profit, adjusted ROE and adjusted ROA, which are non-GAAP financial measures. A non-GAAP financial measure does not have a standardized meaning prescribed by IFRS. A non-GAAP financial measure is generally defined as a numerical measure of an issuer’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with IFRS in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

We believe that the presentation of these non-GAAP measures provides additional useful information to investors regarding our performance and trends related to our results of operations. Accordingly, we believe that when non-GAAP financial information is viewed with IFRS financial information, investors are provided with a more meaningful understanding of our ongoing operating performance and financial results.

ROE is calculated by dividing net profit for the year by average total equity. ROA is calculated by dividing net profit for the year by average total assets. Adjusted net profit is defined as net profit excluding non-operating and/or non-recurring gain or losses.

For the years ended December 31, 2020 and 2021, we did not make adjustments to our net profit, ROE or ROA. For the year ended December 31, 2022, we made adjustments to our net profit, to ROE and to ROA, as we defined our adjusted net profit (used for the calculation of adjusted ROE and adjusted ROA) as net profit excluding the gain recognized as a result of the step acquisition of Izipay, which management believes is non-recurring in nature. See note 1(d) to our Audited Annual Consolidated Financial Statements.

We believe that the adjustment to our net profit provided useful metrics because by excluding the fair value adjustment of the 50% ownership interest held by Interbank in Izipay before the acquisition of the remaining 50% equity interest in Izipay in April 2022, it deducted from our net profit pre-acquisition effects that our management believes to be non-operating and/or non-recurring in nature and in so doing, allows us to better assess the performance of our operating activities. Adjusted net income, adjusted ROE and adjusted ROA do not have a standardized meaning and are not recognized measures under IFRS. Adjusted net income, adjusted ROE and adjusted ROA should not each be considered by itself or as a substitute for net income or other measures of operating performance. Our definition of adjusted net income, adjusted ROE and adjusted ROA may differ from those used by other companies.

For a discussion on the non-GAAP financial measures and reconciliation of these measures to IFRS financial measures, see “Item 4. Information on the Company—Business Overview—Non-GAAP Financial Measures” and “Item 5. Operating and Financial Review and Prospects—Operating Results.”

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

There are various regulatory restrictions in Peru and other jurisdictions that may limit our subsidiaries’ ability to pay dividends or make other payments to us, such as their obligations to maintain minimum regulatory capital and minimum liquidity. See “—Global and local health concerns, including in relation to the COVID-19 pandemic or other outbreaks of pandemics or contagious diseases, may adversely affect our and our subsidiaries’ business, financial condition and results of operations”.

In addition, some of our Peruvian subsidiaries pay dividends to us on the basis of the SBS GAAP financial statements, which differ from IFRS. For example, for the year ended December 31, 2022, Interseguro had a net profit of S/248.0 million under IFRS and of S/202.8 million under SBS GAAP, which resulted in a dividend payment to us of S/100.0 million in 2023. Therefore, there is no assurance that the differences in accounting treatment will not render the opposite result, namely that lower or no dividends would be payable to us by any of our Peruvian subsidiaries under SBS GAAP than what it would appear to be able to pay under IFRS, or that dividends will continue to be payable under SBS GAAP in the future.

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

Global and local health concerns, including in relation to the COVID-19 pandemic or other outbreaks of pandemics or contagious diseases, may adversely affect our and our subsidiaries’ business, financial condition and results of operations.

Global and local health concerns, including the outbreak of pandemics or contagious diseases including the COVID-19 pandemic, may disrupt economic activity. The COVID-19 pandemic significantly increased economic uncertainty throughout the world and resulted in a global economic recession, which may adversely affect us. Though widespread outbreaks have become less common, the business of our subsidiaries is dependent upon the willingness and ability of their customers to conduct banking and other financial transactions.

To contain the spread of COVID-19 in Peru, in 2020, 2021 and during the first semester of 2022, the Peruvian government announced and implemented several measures such as declaring a state of emergency and ordering a mandatory lockdown and the total closure of Peru’s borders, while guaranteeing access to essential goods and services, including banking and financial services, pharmacies, food stores and markets, among others. As a result of these measures, the business operations of our subsidiaries were disrupted as a significant portion of their offices and financial stores were closed temporarily. These measures and similar measures have caused significant disruption of regional and global economic activity.

While, for the most part, restrictions have been lifted in connection with the Peruvian government’s approach to re-open the economy, we can offer no assurance that they will not be re-imposed, and changes in existing regulations or implementation of future regulations in response to the COVID-19 or other pandemics may further restrict their existing operations, limit the expansion of their business and require extensive system and operating changes that may be difficult or costly for them to implement. Accordingly, as the cycle of the COVID-19 virus evolves throughout the world, the long-term ramifications of the COVID-19 pandemic remain hard to predict in its duration and effects on the global and Peruvian economy and on our business.

The COVID-19 pandemic also caused significant disruption and volatility in the financial markets globally, leading to sharp fluctuations in equity levels as well as increased volatility in economic indicators, such as exchange rates, interest rates, credit spreads and commodity prices, all of which may recur or worsen in the future to the extent a new health emergency occurs. Moreover, COVID-19 generated a simultaneous shock on supply and demand – a supply shock resulting from the abrupt paralysis of production in multiple sectors and a demand shock as a result of reduced consumption – which amplified the negative effects on the economy. Further shocks or unexpected movements in these market factors could result in financial losses. The evolution of the COVID-19 pandemic and its potential long-term impact on the global economy may affect our ability to meet our financial targets.

As a result of the economic impact of the pandemic, in addition to public health measures, the Peruvian government adopted measures to generate monetary and fiscal stimulus and alleviate the financial stress on households and companies, including the allowance for partial withdrawals from compensation for service time accounts (“CTS”, by its Spanish acronym), as well as partial withdrawals from the pension fund accounts, loan rescheduling measures and an initial S/30 billion credit guarantee program (“Reactiva Perú”). Given the nature of the adopted Reactiva Perú measures, our most affected subsidiary was Interbank. In this regard, as of December 31, 2022, outstanding loans disbursed by Interbank under the Reactiva Perú program amounted to S/2.3 billion (of which S/2.0 billion were covered by a government guarantee), a reduction of 53.0.% compared to the outstanding loans under the Reactiva Perú program as of December 31, 2021 of S/4.9 billion (of which S/4.4 billion were covered by a government guarantee).

During 2020, and in response to the Covid-19 crisis, Interbank offered its clients several payment rescheduling options. As of December 31, 2020, 2021 and 2022, the balance of total rescheduled loans amounted to S/10.5 billion, S/6.3 billion and S/5.0 billion, respectively. The loans granted under the Reactiva Perú program during the years ended December 31, 2021 2022 amounted to approximately S/133.0 million and S/2.0 billion, respectively. As of December 31, 2021 and 2022, the balance of rescheduled loans under the Reactiva Perú program amounted to approximately S/2.0 billion and S/1.5 billion, respectively.

If such measures fail to achieve their intended results, our customers may be unable to meet existing payment or other obligations to us, as well as result in the filing and granting of insurance claims under insurance policies approved by Interseguro, all of which could materially and adversely affect our business, financial condition and results of operations. We cannot predict whether and to what extent new or changes to laws and regulations that affect our subsidiaries’ business will be adopted in response to the COVID-19 pandemic or other new pandemics and what effect such laws and regulations would have on our revenue sources and hence on our financial condition and results of operations.

To the extent the COVID-19 pandemic or other outbreaks of pandemics or contagious diseases adversely affect our business and financial results, it may also have the effect of heightening many of the other risks described in this “Item 3. Key Information—Risk Factors” section, such as those relating to interest rate changes, economic, social and political developments in Peru, the market volatility generated by distortions in the international financial markets, cybersecurity, etc.

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

Similarly, Inteligo’s subsidiaries are regulated by governmental entities and other financial services regulators in The Bahamas, Panama and Peru. Inteligo Bank is subject to the regulation and supervision of the Central Bank of The Bahamas. Additionally, Inteligo Bank’s asset management activities and securities custody and trading activities are subject to supervision by the Securities Commission of The Bahamas. Inteligo Bank holds licenses from the Securities Commission of The Bahamas for dealing in securities as agent or principal, arranging deals, managing securities and advising on securities. Inteligo Bank is licensed to undertake all securities-related activities ancillary to its banking business. Inteligo Bank and its branch are subject to regulation by the Superintendency of Banks of Panama (Superintendencia de Bancos de Panamá). Inteligo Bank is also subject to regulation by the Securities Commission of Panama (Superintendencia del Mercado de Valores de Panama) since June 18, 2021, when it obtained its investment advisory license. On January 3, 2022, Inteligo Bank began its operations under such license. Inteligo SAB and Interfondos are subject to the regulation and supervision of the SMV in Peru. Also, Interbank and Interseguro are subject to the regulations of the SMV. Izipay is subject to the regulations of the Central Bank of Peru and SMV. In addition, IFS, Interbank, Interseguro, Inteligo Bank and Inteligo SAB are subject to other regulations, such as the U.S. Foreign Account Tax Compliance Act (“FATCA”), which could increase compliance costs and, in case of non-compliance could result in liability, additional costs or sanctions imposed by the U.S. Internal Revenue Service.

Changes in the regulation and supervision of Interbank, Interseguro, Inteligo and Izipay or the implementation of future regulations could have a material adverse effect on our financial condition and results of operations by restricting our existing operations, limiting the expansion of our business and requiring extensive system and operating changes that may be difficult or costly to implement. For example, the SBS and the Central Reserve Bank of Peru regulate, and have in the past changed, capital structure and deposit reserve requirements, interest paid on deposit reserves, the amount of deposit reserves for which no interest is payable, rules regarding provisions for loan losses and legal lending limits applicable to Peruvian commercial banks. Furthermore, Interbank could be required to increase its level of provisions in response to pro-cyclical provisioning requirements that could be activated by regulators under certain favorable macroeconomic conditions. Additional changes in the regulation and supervision of our subsidiaries have been imposed as a result of the COVID-19 pandemic, which could affect our results of operations. For example, during 2020, the Central Reserve Bank of Peru took several measures, such as reducing the reference interest rate by 200 basis points from its November 2019 rate of 2.25% to 0.25% in April 2020, which low rate was maintained until July 2021, and approving a new liquidity instrument to provide funds to financial entities, consisting of repurchase operations using Peruvian government guaranteed loans as collateral. Moreover, changes in consumer protection regulation may also affect our business. For example, in March 2021, the Peruvian Congress approved a bill under which (i) the Central Reserve Bank of Peru will semi-annually establish caps on compensatory and moratorium interest rates that banks can charge to consumers and small businesses, and (ii) capitalized interest, commissions or expenses in cases of default are disallowed. Since its approval, such new regulation limiting the interest that can be charged to clients of banking entities, such as Interbank, has negatively impacted Interbank’s financial results. In addition, Interbank could be subject to limits on fees or commissions charged to clients. If legislation or governmental or regulatory action is enacted limiting the amount of ATM fees or surcharges that Interbank may receive or on its ability to charge overdraft or other fees, it could adversely impact our financial results. Furthermore, during 2022, the Peruvian Banking and Insurance Law was amended by Legislative Decree No. 1531 to more closely align the Peruvian regulatory framework and its regulations applicable to the companies of the financial system to the Basel Committee’s 2011 agreement regarding the overall design of the capital and liquidity reform package (now referred to as “Basel III”), including changes related to the composition of the effective equity (which changes to effective equity came into effect as of January 1, 2023). Interbank has already implemented most of these requirements, with no adverse effect to its operations, and it does not anticipate any adverse effect to its financial condition or operations as a result of the implementation of additional requirements imposed by Legislative Decree No. 1531. We cannot make any assurance regarding whether future regulatory changes may increase operational costs or otherwise adversely affect our results of operations and financial condition.

Since 1998, Interseguro has been subjected to strict local regulations that required significant changes in reserve requirements. For example, in March 2018, changes by the SBS to mortality tables used for calculating reserves for new annuities resulted in a higher reserve requirement, which in turn could adversely affect Interseguro’s results of operations or could result in lowered implied interest rates on Interseguro’s annuities. For further information, see Note 3.4(d) to our audited annual consolidated financial statements. New legislation or regulations applicable to the insurance industry may adversely affect Interseguro’s ability to underwrite and price risks accurately as well as affect its revenues and net income. For example, whereas retirees formerly had to choose between remaining with their pension fund or choosing an annuity, since 2016 a law has allowed retirees to withdraw 95.5% of their capital accumulated in cash upon retirement, which has resulted in a significant reduction of annuities sold by Peruvian insurance companies, including Interseguro. In addition, considering that the SBS regulates the types of and limits on eligible investments that insurance companies, such as Interseguro, are allowed to make, in case the SBS enacts new regulations that further restricts such eligible investments, Interseguro could be compelled to liquidate current investments on less favorable terms than if they were held to maturity and restrict Interseguro from making investments that its management deems to be beneficial. Likewise, at the end of 2022, in order to adjust the fair value of real estate investments, the SBS established new requirements for valuation specialists or entities requiring capacitation in specific valuation matters that are not lectured in Peru, which created hurdles to such valuations and increased operating costs. Any failure to comply with these new requirements may increase costs and result in potential sanctions by the SBS. Moreover, in the past and as a response to the COVID-19 pandemic, the Peruvian government permitted companies to suspend employee contracts without pay in certain cases until the end of the COVID-19 pandemic, which caused these companies to stop making the corresponding monthly contribution to the pension funds of their worker, affecting the private pension system. In addition, the Peruvian government eased pension fund regulations, including measures permitting extraordinary withdrawals of funds from the private pension system, which in turn reduced pension funds collected by Interseguro. New legislation or regulations may impact Interseguro’s ability to economically assess risk in a timely manner, which in turn may adversely affect Interseguro’s ability to underwrite and price risks accurately and thus affect our business profitability.

The Bahamas has enacted the Commercial Entities (Substance Requirements) Act, 2018 which requires substantial economic presence in The Bahamas for certain Bahamian entities that conduct relevant activities. A relevant activity includes the business of banking as conducted by Inteligo Bank. Inteligo Bank has made the appropriate registration and it is exempt from the requirements of the Commercial Entities (Substance Requirements) Act, 2018 as it currently fulfills certain disclosure and governance requirements of the applicable legislation. If The Bahamas in the future changes such regulation such that Inteligo Bank is no longer considered to be exempt from registration, it would have to enhance its economic and business presence in The Bahamas in order to comply with the Commercial Entities (Substance Requirements) Act, 2018, which increased presence may result in increased costs—financial, compliance or otherwise, which could impact Inteligo Bank’s profitability and our results of operations.

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

The loss of a license, a breach of the terms of a license by any of our subsidiaries or the failure to obtain any further required licenses in the future could have a material adverse effect on our business, financial condition and results of operations. If any of our subsidiaries loses its licenses or is required to seek additional licenses, then such subsidiary will be unable to perform its operations as it is currently authorized and as it is currently doing.

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

Under the Peruvian Banking and Insurance Law and the regulations thereunder, the SBS may intervene in Interbank’s and Interseguro’s operations upon the occurrence of any of the following events:

•	Interbank or Interseguro suspends payment of its obligations or is unable to pay its obligations as they come due;

•	Interbank or Interseguro breaches any of their respective commitments to the SBS under a surveillance regime (régimen de vigilancia) imposed by the SBS;

•	Interbank’s regulatory capital is less than 50% of the minimum regulatory capital required under the Peruvian Banking and Insurance Law;

•	Interbank or Interseguro experiences a deficit or reduction of more than 50% of its regulatory capital during the preceding 12-month period; or

•	Interseguro experiences a deficit or reduction of the regulatory capital of more than 50% of its solvency equity.

In the event of an intervention, the SBS has the power to institute measures, such as limiting the decisions that could be taken at a shareholders’ meeting, suspending our normal activities and segregating certain of Interbank’s or Interseguro’s assets and liabilities for transfer to third parties, among others. Furthermore, the SBS has the power under the Peruvian Banking and Insurance Law to declare the wind-up or liquidation of any bank or insurance company if an intervention extends for longer than 45 days, which period may be extended one time for another 45 days at the sole discretion of the SBS, and/or upon the occurrence of a wind-up or liquidation pursuant to the Peruvian General Corporations Law (Ley General de Sociedades). For further detail, see “Item 4. Information on the Company—Business Overview—Regulation and Supervision—The Peruvian Financial and Insurance Systems — Intervention by the SBS and Liquidation”.

Under Peruvian capital markets laws and the regulations thereunder, the SMV may revoke the license of Inteligo SAB and/or Interfondos, among others, upon the occurrence of (i) significant irregularities that put the companies at risk to carry out their operations as permitted by law or (ii) significant violations of the law, statutes and regulations promulgated by the SMV.

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

In December 2009, the Basel Committee announced its intention to issue a new framework related to the regulation, supervision and risk management of the banking industry. This was followed by the Basel III principles, which revises and strengthens the three pillars established by Basel II.

In July 2011, the SBS issued SBS Resolution No. 8425-2011 (as amended from time to time), establishing the final methodologies in the calculation and the implementation schedule of the additional capital requirements to be implemented in Peru, which, although not completely consistent with Basel III, includes requirements to cover concentration, interest rate and systemic risk, as well as certain pro-cyclical capital requirements. These additional requirements were fully implemented in July 2016. In March 2022, the Peruvian government issued Legislative Decree 1531, which revised regulatory capital definition rules in the Peruvian Banking and Insurance Law. This legislative decree became effective on January 1, 2023. Changes were aimed to better comply with the standards established by Basel III.

In February 2016, the SBS issued SBS Resolution No. 975-2016 (as amended from time to time), which aimed to improve the quality of the total regulatory capital (patrimonio efectivo) and align Peruvian regulations towards Basel III. This resolution changed the conditions that subordinated debt must meet in order to be considered in the calculation of additional capital and the calculation methodology applicable to risk-weighted assets. In December 2022, as part of the implementation of the Basel III standards, the SBS issued SBS Resolution No. 03950-2022, which updates regulations applicable to subordinated debt related to its computation at the different levels and sublevels of the regulatory capital. This resolution became effective on January 1, 2023 and is applicable to subordinated debt incurred or created from the date of its effectiveness. However, as established in this new regulation, subordinated debt incurred or created prior to its effectiveness will still be considered in the calculation of regulatory capital. Although the main changes became effective January 2023, other relevant regulation were also passed by the SBS by end of 2022 to implement the aforementioned law and provided certain adequacy periods. We cannot assure whether the implementation and further supervision of the above-mentioned new regulations may result in increased costs—financial, compliance or otherwise, which could impact our profitability and our results of operations. For further details, see “Item 4. Information on the Company—Business Overview—Regulation and Supervision—The Peruvian Financial and Insurance Systems”. Interbank expects to continue to be in compliance with these additional capital requirements; however, Interbank’s assumptions with respect to compliance may turn out to be incorrect, and, consequently, have a material adverse effect on its financial condition and results of operations.

With respect to Interseguro, Solvency II, a new regulatory framework for the European insurance industry implemented in early 2016, is under consideration by international regulatory bodies, which could result in the SBS raising solvency ratio requirements for insurance companies in Peru in the future.

With respect to Inteligo Bank, The Central Bank of The Bahamas has adopted a Basel Implementation Program and has effectively implemented Pillar I and Pillar II of the Basel II framework. The Pillar I framework focuses on the capital adequacy ratio requirements and Pillar II focuses on the internal capital adequacy assessment processes (“ICAAP”) (the guidelines in relation to the ICAAP were released in August 2016). In 2016, the Central Bank of The Bahamas rolled out the capital component of the Basel III framework. In November 2020, the Central Bank of The Bahamas released a draft of The Bahamas capital regulations and reforms to the guidelines for the management of capital and the calculation of capital adequacy, which ended its consultation period in January 2021 and was shared with the Bahamian government during the third quarter of 2021 for final endorsement and release. The Central Bank of The Bahamas published its Capital Adequacy Guidelines for the Management of Capital and the Calculation of Capital Adequacy on August 24, 2022, and The Bahamas Capital Regulations 2022 came into effect on July 15, 2022. The Bahamas capital regulations include changes to the methodology for the calculation of risk-weighted assets and Tier 1 capital that could adversely impact Inteligo Bank’s capital adequacy ratio. The regulations and capital adequacy guidelines simplify the Bahamian Basel III framework while remaining consistent with the proportionality principles set out by the Basel Committee. The new regulations set a new capital ratio limit and introduced changes to the credit and operational risk equivalent assets and deductions of high-risk assets from the capital base. Inteligo Bank’s capital ratio as of December 31, 2022, under the new regulations, was 16.49%, while it would amount to 20.41% under the previous regulations. In any case, Inteligo Bank’s capital ratio remains well above the regulatory limit of 12%. Additional changes to this framework could require Inteligo Bank to make revisions to its capital structure and investment which could have an adverse effect on the profitability of Inteligo Bank.

Furthermore, in 2018, the Central Bank of The Bahamas published two discussion papers focused on Minimum Disclosures (Pillar III of the Basel II framework), the net stable funding ratio and the liquidity coverage ratio (main components of Basel III). In 2021, the Central Bank of The Bahamas informed through its quarterly letter that its liquidity framework will be implemented after the completion of the capital framework. The latest update on the Basel II and III implementation was given in The Central Bank of The Bahamas’ 2022 third quarter report of the Bank Supervision Department, which stated that adoption and implementation of the Basel principles continued to progress along with related amendments to other legislation and guidelines that would be impacted by the new capital regulations. Moreover, in 2022, new credit risk guidelines were published by the Central Bank of The Bahamas. While as of the date of this Annual Report on Form 20-F, we believe such guidelines do not materially impact Inteligo Bank’s operations, we cannot make any assurances that the Central Bank of The Bahamas or other government authorities will not make further adjustments to applicable banking regulations which could materially and adversely affect Inteligo Bank’s financial condition and results of operations.

We cannot predict whether and to what extent new guidelines, laws and regulations, or changes to existing guidelines, laws and regulations, affecting our subsidiaries’ business will be adopted in the future, the timing of any such adoption and what effect such events would have on our financial condition or results of operations.

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

If Intercorp Peru fails to comply with these requirements, the SBS may request Intercorp Peru to take certain corrective actions to ensure compliance. If Intercorp Peru fails to take such actions, the SBS could suspend or revoke Interbank’s and Interseguro’s licenses to operate in Peru, which would have a material adverse effect on our financial condition and results of operations. For further details, see “—The operations of our subsidiaries require the maintenance of banking, insurance and other licenses and any non-compliance with applicable license and operating obligations could have a material adverse effect on our business, financial condition and results of operations.”

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

The Peruvian insurance market, particularly the annuity and life insurance sectors, is also highly competitive. Interseguro’s principal competitors are large insurance companies that may have greater resources and offer a wider range of products. These insurance companies may have better access to independent brokers who sell insurance to customers. In addition, Interseguro may also face competition from private pension funds (“AFPs”), which could in the future be allowed to offer annuities. Moreover, under the private pension system, upon retirement, retirees have the option of choosing to remain with their pension fund, choose an annuity or, since 2016, withdraw 95.5% of their capital accumulated in cash, which potentially reduces demand for Interseguro’s annuities. Any adverse impact on Interseguro resulting from increased competition, as well as a reform of the private pension system, could have a material adverse effect on our financial condition and results of operations.

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

Likewise, if Izipay’s competitors are successful in developing market share growth strategies, reduce their customer fees, or gain more customers , then Izipay could be unable to compete successfully and its net income could be threatened. Moreover, if Izipay’s competitors develop a low-cost POS technology and gain efficiency, it could negatively affect Izipay’s operating results.

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

Furthermore, as of December 31, 2021 and 2022, retail banking loans accounted for approximately 49.1% and 53.6% of Interbank’s loan portfolio, respectively. Higher than average exposure to retail banking could be accompanied by greater credit risk due to higher risk profiles compared, particularly, to loans to large corporate customers. Given the significant recent growth of Interbank’s loan portfolio, historical loss experience may not be indicative of future doubtful loan experience. As the COVID-19 pandemic evolves or if there are other outbreaks of pandemics or contagious diseases, Interbank’s retail and commercial clients may be impacted and our risk profile may deteriorate, which could adversely affect our business, financial condition and results of operations.

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

Allowances for impairment losses on loans have significantly increased as a result of the risks and uncertainties associated with the impact of the COVID-19 pandemic, which has resulted in increased monitoring of those loans that have been rescheduled. In 2020, Interbank applied several post-model adjustments for these loan exposures, such as proactive migration of certain clients from Stage 1 to Stage 2, and from Stage 2 to Stage 3, with the aim of more accurately predicting expected credit losses. Due to the political and social uncertainties in Peru during 2021 and 2022, as well as to the outbreak of the Omicron variant in 2021, Interbank decided to apply a new expert judgment to update its expected credit losses. If Interbank’s assessment of and expectations concerning the above-mentioned factors differ from actual developments, or if the quality of its loan portfolio deteriorates or the future actual losses exceed its estimates, Interbank’s allowance for impairment losses may not be adequate to cover actual losses and it may need to make additional allowances for impairment losses, which could have a material adverse effect on our financial condition and results of operations. See “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Classification of Our Loan Portfolio” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Impairment Loss on Loans, Net of Recoveries.”

Our financial results may be negatively affected by changes to IFRS accounting standards.

We report our results and financial position in accordance with IFRS as issued by the IASB. Changes to IFRS thereof may cause our future reported results and financial position to differ from current expectations, or historical results to differ from those previously reported due to the adoption of new accounting standards on a retrospective basis. We monitor potential accounting changes and, when possible, we determine their potential impact and disclose significant future changes in our financial statements that we expect because of those changes. IFRS 17 “Insurance Contracts”, which became effective on January 1, 2023, provides a comprehensive accounting model for all types of insurance contracts that provides a more consistent framework for insurers, covering all relevant aspects as recognition, measurement, presentation and disclosures. As permitted by this new standard, we decided to apply the transition methodology under fair value. On the basis of current preliminary estimates, we expect that the adoption of IFRS 17 may result in a reduction of our net equity that may fluctuate between 8% and 10% as of January 1, 2022. For further information on IFRS 17, see Note 3.5 to our audited annual consolidated financial statements.

Our financial results may be negatively affected by investment losses.

The investment activities of our subsidiaries are subject to factors beyond their control, and losses from their exposures could result in a material adverse effect on our financial condition and results of operations.

As part of its treasury operations, Interbank trades various financial instruments and other assets, including debt, equity, fixed income, currency and related derivatives, as both agent and principal, and derives a proportion of its non-financial income from trading profits. Interbank has established position limits for sol and foreign currency-denominated securities in accordance with its overall risk management policy and with the SBS requirements. However, Interbank is exposed to numerous factors that are beyond its control, including overall market trading activity, interest rate levels, the credit risk of its counterparties and general market volatility. For example, in 2020 and in particular in March 2020, the COVID-19 pandemic increased the volatility of our investment portfolio, which was also increased in 2022 due to global factors such as the Ukraine-Russia conflict and the interest rate hikes by the Federal Reserve of the United States. In addition, a significant part of Interbank’s trading is related to customer transactions, and Interbank could be exposed to a number of risks related to the movement of market prices in the underlying instruments, including the risk of unfavorable market price movements relative to its long or short positions, a decline in the market liquidity of the related instruments, volatility in market prices, interest rates or foreign currency exchange rates relating to these positions, and the risk that the instruments with which Interbank chooses to hedge certain positions do not track the fair value of those positions. If Interbank incurs any further losses from these exposures, it could reduce Interbank’s trading profits or cause it to suffer losses from trading activities, either of which could have a material adverse effect on our financial condition and results of operations.

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

Interbank’s and Inteligo’s financial condition and results of operations depend to a large extent on their financial margin, which in turn depends on their ability to charge interest on interest-earning assets, such as loans to customers, that is higher than the interest they pay on interest-bearing liabilities, such as deposits. Changes in interest rates, could influence not only the interest we receive on loans and securities and the amount of interest we pay on deposits and borrowings, but such changes could also adversely affect our ability to originate loans and obtain deposits. We cannot control or predict with certainty changes in interest rates since market interest rates are sensitive to many factors beyond our control, including the interest rate policies of the Central Reserve Bank of Peru and the U.S. Federal Reserve. In the past year, inflation rates throughout the world have significantly increased to levels not seen in the last two decades. In response to concerns about inflation, the United States Federal Reserve has raised, and may again rise, interest rates. Although as a result of the COVID-19 pandemic, during 2020, the Central Reserve Bank of Peru took several measures, such as reducing the reference interest rate by 200 basis points from 2.25% to 0.25%, the Central Reserve Bank of Peru began to increase rates in 2021 from 0.25% to 7.50% in December 2022. If Interbank or Inteligo are unable to implement commensurate and timely increases in interest rates on loans they originate, their margins would decline.

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

Furthermore, on July 27, 2017, the United Kingdom’s Financial Conduct Authority (“FCA”), which regulates LIBOR, announced that it intended to phase out LIBOR. On March 5, 2021, the FCA announced that all LIBOR settings would either cease to be provided by any administrator or no longer be representative: (a) immediately after December 31, 2021, in the case of the one week and two-month U.S. dollar settings; and (b) immediately after June 30, 2023, in the case of the remaining U.S. dollar settings. The United States Federal Reserve also advised banks to cease entering into new contracts that use USD LIBOR as a reference rate.

Regulators and market participants in various jurisdictions have identified alternative reference rates that are compliant with the standards of the International Organization of Securities Commissions. In the U.S., the Alternative Reference Rates Committee (the “ARRC”), a committee convened by the Federal Reserve that includes market participants, has recommended the Secured Overnight Financing Rate (“SOFR”), a new index calculated by short-term repurchase agreements, backed by Treasury securities, as the alternative benchmark rate for U.S. dollar LIBOR. Publication of SOFR began on April 3, 2018 and it therefore has a limited history. In addition, the future performance of SOFR is impossible to predict and therefore no future performance of SOFR may be inferred from any historical simulations or its limited historical performance.

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

Commercial loans, financial liabilities and derivative positions are some of the financial instruments based on LIBOR benchmarks that may affect IFS or its subsidiaries as a result of the discontinuation of LIBOR.We have analyzed such instruments to determine their respective applicable interest rates, or to determine the Bank’s course of action when fallback provisions are not in place and there is no set replacement rate. We are currently in process of amending certain instruments to replace LIBOR with alternative rates.

Interseguro is exposed to the impact of changes in interest rates on other comprehensive income.

Interseguro estimates its technical reserves under IFRS on the basis of an updated discount risk-free rate calculated using mortality data and a market discount rate, which is affected by volatility in interest rates.

See Note 3.4(d) to our audited annual consolidated financial statements. Such volatility in interest rates is reflected in Interseguro’s balance sheet, under other comprehensive income and could have a material adverse effect on our balance sheet. See Note 14(c) to our audited annual consolidated financial statements.

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

However, in March 2018, the SBS approved Resolution No. 886-2018, which adopted new and updated mortality tables taking into account recent changes in Peruvian life expectancy and longer estimated lives for the calculation of the annuities’ reserves. As a result, starting in 2018, Interseguro adopted the new mortality tables approved by the SBS used to this date, which led to a negative impact of S/144.8 million in technical reserves during the second quarter of 2018. Accordingly, future changes in mortality tables could have a material adverse effect on our financial condition and results of operations.

Interbank may not be able to obtain the funding required to support growth and implement its strategy.

Interbank’s strategy to grow its loan portfolio will require it to continue to have an active funding strategy. Interbank’s access to funding will depend on many factors, including factors beyond our control, such as any credit crunch, public health crises and epidemics/pandemics (such as the COVID-19 pandemic) or other conditions in global capital markets and investors’ perceptions of the risks of investing in Peru and emerging markets generally. The 2008 and 2009 global financial and economic crisis, the debt crisis in Europe and general market volatility, for example, had a negative impact on the liquidity of global financial markets. In the case of similar events, any equity or debt financing, if available at all, may be on terms that are not favorable to Interbank. If access to funding is limited, Interbank may not be able to implement its strategy, which could have a material adverse effect on our financial condition and results of operations.

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

A substantial portion of our investment portfolio consists of Peruvian sovereign and global bonds and Central Reserve Bank of Peru certificates of deposit, which represented 55.1% of our investment portfolio (before accrued interest) as of December 31, 2022. A default on Peruvian sovereign debt could have a material adverse effect on our financial condition and results of operations.

Interseguro may suffer losses in its investment portfolio because of risks associated with its real estate investments.

Interseguro’s investment portfolio includes real estate investments located solely in Peru. As of December 31, 2022, Interseguro’s investments in real estate projects totaled S/1,287.7 million, which represented 10.6% of Interseguro’s total investment portfolio. Real estate investments are relatively illiquid, and Interseguro’s ability to vary its portfolio of properties in response to changes in economic and other conditions is limited. If Interseguro wants or needs to sell a property, it may not be able to do so in the desired time period or on favorable terms, which could have a material adverse effect on our financial condition and results of operations.

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

Moreover, additional regulations or new requirements may emerge related to cybersecurity controls and data quality, as well as contractual commitments in accordance with standards established by the Information Security and Cybersecurity Management regulation (the “Reglamento para la Gestión de la Seguridad de la Información y la Ciberseguridad”), approved by SBS Resolution No. 504-2021 (as amended). Any failure or perceived failure by financial and insurance institutions to comply with such obligations may result in governmental enforcement actions and regulatory penalties, which could have an adverse effect on our reputation. Moreover, in February 2021, the SBS approved amendments to the Plan Business Continuity regulation (the “Reglamento para la Gestión de la Continuidad del Negocio”), aimed to manage the enterprise and business unit levels, with business units identifying, measuring, monitoring, managing, and reporting these and other operational risks at a more detailed level. Failure to comply with these rules could result in a loss a material effect on results of operations and financial losses.

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

The information security risks have shown an incremental trend in recent years due to the proliferation of new technologies and the increasing sophistication and number of cyberattack activities as well as the growing connectivity of equipment and systems to the internet. Data security breaches suffered by numerous companies and institutions around the world have attracted a considerable amount of media attention and are leading different regulators to strengthen the legislation requirements for addressing data security and privacy issues. We depend on a variety of internet-based data processing applications, communication and information exchange platforms, and networks as part of our operations and digital strategy.

In recent years, cybersecurity risks have increased significantly mainly due to remote working arrangements and the increased use of digital channels by our clients. In this regard, we have implemented additional cybersecurity measures to prevent, detect, and respond to these risks. These measures mainly focus on strengthening the security of devices used by our employees working remotely, improving the connection and authentication methods used in remote connections, managing the risks of third parties that are part of our operation more rigorously, increasing the frequency of our cybersecurity awareness programs, and improving the capability of our cybersecurity threat detection, response, and intelligence procedures.

Although we continuously assess and strive to improve the effectiveness and security of our systems by adopting industry-recognized and suggested security standards, given the current cybersecurity dynamics we cannot guarantee to holders of our common shares that all of our systems are free from vulnerabilities or that the measures adopted will be successful in preventing all cyberattack scenarios. In the event of a cyberattack, we may suffer disruptions to our business operations, experience response costs and losses, and may be subject to litigation and reputational harm. A cyberattack could have a material adverse effect on our business, financial condition, and results of operations. For more information on our cybersecurity protections and details of our information technology units, please refer to ““Item 4. Information on the Company—Business Overview—Information Technology Unit” for each of our four business segments.

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

Any failure to comply with anti-corruption, anti-bribery, anti-money laundering and anti-terrorist financing and antitrust laws and regulations could damage our reputation or expose us to penalties.

We are subject to anti-corruption, anti-bribery, anti-money laundering, anti-terrorist financing, antitrust and other international laws and regulations and are required to comply with the applicable laws and regulations of Peru, Panama, Bahamas and certain other jurisdictions. In addition, we are subject to regulatory legal frameworks that restrict our transactions with certain sanctioned countries, individuals and entities. Failure to comply with such laws and regulations may subject us to economic fines, regulatory sanctions or enforcement proceedings

Our subsidiaries are in compliance with the applicable anti-money laundering (“AML”) and anti-terrorist financing laws and regulations and have implemented policies and procedures, including a “know-your-customer” client identification program, monitoring of the Office of Foreign Assets Control (“OFAC”) and International Sanctions List, monitoring clients’ transactions, enhanced their due diligence procedures for high-risk clients, internal controls, and quality assurance programs. Our compliance program is based upon the applicable Peruvian, Panamanian and Bahamian laws and best international practices, such as the recommendations of the Financial Action Task Force (“FATF”). In addition, we perform due diligence on financial institutions to ensure that they have the same stand on anti-money laundering policies and procedures. Although these measures mitigate money laundering and terrorist financing risks, these risks are not fully eliminated. Therefore, when subsidiaries identify suspicious activities, these are reported to the authorities and placed on an internal “black list” to block future transactions and mitigate reputational risk. However, these measures and procedures may not be completely effective in preventing third parties from using any of our subsidiaries (and our correspondent banks) as a conduit for money laundering (including illegal cash operations) or terrorist financing without our (and our correspondent banks’ and reinsurance institutions’) knowledge. If any of our subsidiaries were to be associated with money laundering or terrorist financing, our reputation as a group could suffer and/or they could become subject to fines, sanctions or legal enforcement, including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us, which could have a material adverse effect on our business, financial condition and results of operations.

Our subsidiaries are in compliance with applicable anti-bribery and anti-corruption laws, rules and regulations, including policies regarding government officials and other high-risk stakeholders. Although we have not been subject to fines or other penalties, or suffered business or other reputational impact as a result of alleged money laundering, anti-bribery and anti-corruption activities, there can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by our affiliates, employees, directors, officers, partners, agents and service providers. We may in the future discover instances in which we have failed to comply with applicable laws and regulations or internal controls. If any of our affiliates, employees, directors, agents, officers partners, agents and service providers or other persons with whom we conduct business engage in fraudulent, corrupt or other improper or unethical business practices or otherwise violate applicable laws, regulations or our own internal compliance systems, we could become subject to one or more enforcement actions by Peruvian or foreign authorities (including the U.S. Department of Justice) or otherwise be found to be in violation of such laws, which may result in penalties, fines and sanctions and in turn adversely affect our reputation, business, financial condition and results of operations.

We and our subsidiaries are subject to litigation and other legal, administrative and regulatory proceedings.

We and our subsidiaries are regularly party to litigation and other legal proceedings relating to claims resulting from operations in the normal course of business. The interpretation and enforcement of certain provisions of existing or any additional agreements we may enter into in the future may result in disputes among us and customers or third-parties. Litigation is subject to inherent uncertainties, and unfavorable rulings may occur. We cannot assure holders of our common shares that the legal, administrative and regulatory proceedings in which we and our subsidiaries are involved will not materially and adversely affect our ability to conduct our respective business in the manner that we and they expect or otherwise adversely affect our respective results of operations and financial position should an unfavorable ruling occur.

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

Risks Relating to Peru

Economic, social and political developments in Peru, including political instability, social unrest, persistent inflation and unemployment, could have a material adverse effect on our businesses.

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

Historically, Peru’s GDP growth rates and external surplus, reflect, in part, the strength of Peru’s economic fundamentals. However, ongoing deterioration of the global economy, rising inflation and fuel prices may adversely affect Peru’s economy. In addition, an economic contraction or weak economic growth in Peru’s trading partners may have an adverse effect on Peru’s economy. Despite Peru’s ongoing economic growth and stabilization, social and political tensions and high levels of poverty and unemployment continue. The combination of these factors may be exacerbated by political events, which may lead to intensified economic, social and/or political crises, sparking a wave of protests and social unrest.

Furthermore, Peru has experienced political instability that has included a succession of regimes with differing economic policies and programs, followed by periods of stability. While Peru has been a stable democracy having completed a peaceful transition from the administration of President Ollanta Humala to President Pedro Pablo Kuczynski, who took office in July 2016, starting in 2018, Peru has suffered a series of government institutional crises due to, among other things, several corruption and political scandals involving prominent political figures, which have resulted in resignations and impeachment of various presidents since then, including most recently former President Jose Pedro Castillo in December 2022 following an attempted coup, as well as investigations of certain members of the judicial system and the public ministry who are now facing prosecution.

Peru’s most recent general presidential elections took place in April 2021. Following a run-off between the two top contenders, José Pedro Castillo Terrones (Partido Político Nacional Perú Libre), a far-left candidate, and Keiko Sofia Fujimori Higuchi (Fuerza Popular), a center-right candidate, on June 6, 2021, Pedro Castillo was elected as Peru’s president and sworn in as President on July 28, 2021.

On December 7, 2022, Mr. Castillo announced his intention to dissolve the Peruvian Congress and to intervene, among others, the Peruvian judicial branch and Superior Court. Mr. Castillo’s actions were deemed to constitute an attempted coup, which led to his impeachment and arrest. According to the Peruvian Constitution, Mr. Castillo was succeeded by his then vice-president, Dina Boluarte. Following Mr. Castillo’s impeachment, a wave of protests in support of Mr. Castillo erupted across the country, which led President Boluarte to declare a state of emergency across several regions in Peru on December 12, 2022 and call for congressional approval of a bill to permit early elections in 2024. As of the date of this annual report, the proposal to bring forward the elections in the short-term was rejected by Congress.

Moreover, the mass violent protests in several regions of the country following former President Castillo’s impeachment in December 2022, together with the political uncertainty over the past five years have raised concerns about the ability of the government to implement long-term and consistent economic and social policies required to combat social and economic issues in the future, including those designed to promote economic growth and to counteract the impact of the COVID-19 pandemic. The government’s failure to do address and alleviate these concerns could result in rating agencies downgrading Peru’s sovereign debt rating, which in turn could affect our rating and materially impact our business and operations.

In the past, previous governments have imposed controls on prices, exchange rates, local and foreign investment and international trade, restricted the ability of companies to dismiss employees, expropriated private sector assets and prohibited the remittance of profits to foreign investors. Former President Vizcarra was known for pursuing business-friendly and open-market economic policies, which remained in place during President Sagasti’s term, while former President Castillo was known for having proposed certain tax, fiscal, financial and economic restrictions in line with his party’s left-leaning agenda. Given President Boluarte’s recent appointment and current political conditions in Peru, there is no certainty on what kind of policies she or the next president elected will pursue, or whether those policies will be similar to the ones implemented by former President Castillo or, on the contrary, will be business-friendly and based on open-market economic guidelines that stimulate economic growth and stability. Such political uncertainty, and any future policies that might be implemented by the Peruvian government could impact interest rates and currency volatility, as well as adversely and materially affect the Peruvian economy, which could have a material adverse effect on our financial condition and results of operations. See “—Potential exchange controls implemented by the Peruvian government could adversely affect our ability to pay dividends and have a material adverse effect on our financial condition and results of operations.”

There can be no assurance that Peru will not face continued or new economic, political or social problems in the future or that these problems will not adversely affect our business, financial condition and results of operations. Future government policies to pre-empt or respond to social unrest could include, among other things, declarations of state of national emergency, expropriation, nationalization, suspension of the enforcement of creditors’ rights and new taxation policies.

Public health crises and epidemics/pandemics, such as that being caused by the COVID-19 pandemic, may materially and adversely affect Peru’s economy. Additionally, the Peruvian government measures adopted in order to address these health crises and epidemic/pandemics, such as the COVID-19 pandemic, may not be sufficient to address their impact.

The Peruvian government deployed various economic and public health measures to address the COVID-19 pandemic. These measures were part of an economic stimulus plan that included tax incentives among other tools intended to address the immediate impacts of the national state of emergency invoked by the Peruvian government to attempt to contain spread of the virus and lessen the strain on the health care system and the impact on the overall economy. The MEF, the Central Reserve Bank of Peru, the SBS, as well as other government entities also adopted specific measures to provide economic support to segments of the population, such as vulnerable population and small enterprises, which were most at risk in this crisis.

The COVID-19 pandemic has had a material adverse impact on the Peruvian economy resulting in lower prices for primary goods, volatility in the financial markets, reduced international trade and lower activity in certain of the key drivers of the local economy. In addition, in case new sub-variants emerge, the potential return of social distancing and stay-at-home quarantine measures may affect dynamism of various productive sectors of the economy. Reduced activity in these economic sectors may result in reduced employment and less income for families and companies, which may again generate a simultaneous shock on supply and demand—a supply shock resulting from the abrupt paralysis of production in multiple sectors and on the demand side as a result of reduced consumption, which may amplify the negative effects on the economy. Additionally, Peru has faced in 2022 and onwards a return to a high inflation and higher reference rate environment, which would also undermine Peru’s foreign competitiveness, with negative effects on the level of economic activity and employment that would increase our operating costs and adversely impacting our operating margins

Although Peru committed significant resources to strengthening the public health system and social support to the neediest families to provide a public safety net to soften the economic impact of COVID-19 on Peru’s most vulnerable citizens, there can be no assurance that these measures will be successful or sufficient to address the potential effects of new variants of COVID-19 or its current or future spikes. Over the long-term, we cannot assure you that the measures adopted by the Peruvian government to counteract the effects of the COVID-19 pandemic will be sufficient to restore public confidence in the economy or to restore economic growth. Global economic recession and rising inflation, among other macroeconomic factors, could adversely impact our results of operation in the long term, even despite government-relief measures to mitigate the impacts of the continued COVID-19 pandemic or new public health crises and epidemics/pandemics.

Fluctuations in the value of the sol could have a material adverse effect on our financial condition and results of operations.

As the Peruvian banking system is still partially dollarized, with 7.2% of gross loans and 40.6% of deposits denominated in U.S. dollars as of December 31, 2022, devaluation of the sol against the U.S. dollar could have a negative impact on the ability of Interbank’s clients to repay loans and make premium payments.

We are exposed to currency mismatch risks. Within our insurance segment, a similar adverse effect could occur on Interseguro’s local debt holdings denominated in foreign currency. Despite any devaluation, and absent any change in foreign exchange regulations, Interbank and Interseguro would be required to continue to repay dollar-denominated deposits in U.S. dollars. In addition, while we seek to manage the gap between Interbank’s and Interseguro’s foreign currency-denominated assets and liabilities, by matching, for example, the volumes and maturities of Interbank’s sol-denominated loans against Interbank’s sol-denominated deposits, we may not be successful in doing so. Therefore, any significant devaluation of the sol against the U.S. dollar could have a material adverse effect on our financial condition and results of operations. In addition, a devaluation of the sol against the U.S. dollar would decrease the dollar value of any dividends paid to us by our subsidiaries, and, as a result, our ability to pay dividends could be materially and adversely affected. An appreciation of the sol could also have an adverse impact on our results of operations as reported in soles, as Inteligo’s operations are denominated in U.S. dollars, but our reporting currency is in soles.

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

Any dividends paid to us by Interbank, Interseguro, Inteligo SAB and Izipay will be paid in soles. Peruvian law does not impose any restrictions on the ability of companies having operations in Peru to transfer foreign currencies from Peru to other countries, except for restrictions applicable to companies that have been convicted or have admitted to and/or acknowledged committing crimes against the Peruvian public administration or money laundering or equivalent crimes, as set forth in Urgency Decree No. 003-2017 (Urgency Decree to Ensure Continuity of Public Utility Investment Projects and Safeguard Compensation to the State in Cases of Corruption), which restricts the transfer of both local and foreign currency abroad. Except for the restrictions set forth in such Urgency Decree, companies having operations in Peru may freely transfer foreign currency from Peru to other countries. If the Peruvian government were to implement restrictive exchange rate controls in the future, we might be obligated to seek an authorization from the Peruvian government to make dividend payments. We cannot assure holders of our common shares that such an authorization would be obtained. Any such exchange rate restrictions or the failure to obtain such an authorization could materially and adversely affect our ability to pay our shareholders.

Increased inflation in Peru could have an adverse effect on the Peruvian long-term credit market as well as the Peruvian economy generally and, therefore, on our financial condition and results of operations.

In the past, Peru has suffered through periods of high and hyper-inflation, which has materially undermined the Peruvian economy and the government’s ability to create conditions that support economic growth. In response to increased inflation, the Central Reserve Bank of Peru, which sets the Peruvian basic interest rate, may increase or decrease the basic interest rate in an attempt to control inflation or foster economic growth. Increases in the base interest rate could adversely affect our results of operations, increasing the cost of certain funding. Additionally, a return to a high inflation environment would also undermine Peru’s foreign competitiveness, with negative effects on the level of economic activity and employment, while increasing our operating costs and adversely impacting our operating margins. As of December 31, 2022, the rate of inflation was 8.46%, compared to 6.43% in the year ended December 31, 2021. In response to this spike in inflation, during 2022, the Central Reserve Bank of Peru increased the reference rate 12 times, from 2.50% to 7.50%.

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

The 2008 and 2009 global financial and economic crisis, principally driven by the subprime mortgage market in the United States, substantially affected the international financial system, including Peru’s securities market and economy. Additionally, the debt crisis in Europe, which began with the financial crises in Greece, Spain, Italy and Portugal, reduced the confidence of foreign investors, which caused volatility in the securities markets and affected the ability of companies to obtain financing globally. Doubts about the pace of global growth, particularly in the United States, contributed to already weak international growth in 2011, 2012 and 2013. Moreover, Brexit and regional developments in China and other Asian countries, as well as the market turmoil generated by the recent bank failures in the United States, and the emergency sale of Credit Suisse have contributed to increased volatility and uncertainty in a number of financial markets. In addition, the announcement of rate increases by the U.S. Federal Reserve, the trade war between the United States and China, and, while our direct exposure to Russia is limited, Russia’s large-scale continued military invasion of Ukraine, among other factors, had an impact on the Peruvian economy by adding inflationary pressures, including in respect of high food and energy prices.

Any interruption to the recovery of the developed economies, the continued effects of the global crises, a worsening or resurgence of the debt crisis in Europe, impacts due to Brexit, a new geopolitical tension in Europe resulting in economic and/or financial crisis, or new bank failures in the United States, Peru or other countries, or a combination of the above, could affect the Peruvian economy, and consequently, materially adversely affect our business. Our business is particularly sensitive to economic and market conditions which affect products of various export industries, including textile, fishing, and agriculture. In addition, we are active in the real estate sector, which can also be highly sensitive to macroeconomic developments. Although we have relatively little exposure to the mining sector, a decline in commodity prices could negatively affect the Peruvian economy as a whole. Any increase in the number of delinquencies or defaults would result in higher levels of non-performing assets and provisions for loan losses, which could have a material adverse effect on our financial condition and results of operations.

Additionally, adverse developments in regional or global markets or an increase in the perceived risks associated with investing in emerging markets in the future could adversely affect the Peruvian economy and, as a result, adversely affect our businesses.

Finally, COVID-19 has affected the economy of some of our main trade partners, such as China, the United States and the European Union, which in turn negatively impacted Peru’s revenues from trade activity in 2020 despite the related increase in commodity prices which supported growth in trade activity in 2021 and 2022. Furthermore, other adverse developments in regional or global markets or an increase in the perceived risks associated with investing in emerging markets in the future could adversely affect the Peruvian economy and, as a result, adversely affect our businesses. Moreover, the high inflation combined with the interest rate increase by the Federal Reserve of the United States have impacted our liquidity in the capital markets. The dollar volatility may adversely affect the sol.

A decline in the prices of certain commodities in the international markets could have a material adverse effect on our financial condition and results of operations.

In 2022, traditional exports, in particular mineral products, fishing products, agricultural products and petroleum and its derivatives, represented 71.9% of Peru’s total exports compared to 73.8% in 2021, according to the Central Reserve Bank of Peru figures. A decline in commodity prices in the international markets, especially traditional minerals which represented 57.3% and 62.8% of exports by value in 2022 and 2021, respectively, may have an adverse impact on government finances, which could affect both investor confidence and the sustainability of government expenditure and social programs. Thus, a decline in commodity prices could, ultimately, affect the political environment in Peru, especially as regional and local governments are particularly reliant on tax revenue from mining concerns. By potentially affecting private sector demand and investor confidence, lower commodity prices could also affect the banking and insurance sector, leading to, for example, lower credit demand, deteriorating asset quality and currency devaluation. A decline in commodity prices could also materially affect the finances of some of our clients that rely on revenue from natural resources.

The market volatility generated by distortions in the international financial markets may affect the Peruvian capital markets and the Peruvian banking system.

The global financial and economic crisis of 2008 and 2009 adversely affected and increased the volatility of the performance of the Lima Stock Exchange. In recent years, the Lima Stock Exchange has experienced increased participation from local and international retail investors that react rapidly to the effects from international markets. The general index of the Lima Stock Exchange increased by 1.4% in both 2020 and 2021 and increased by 1.0% in 2022. Volatility in the international markets may adversely affect the Peruvian capital markets and could therefore impact our ability to raise funds from local capital markets at a level necessary to fund our operations.

Although the Peruvian banking system has not experienced any significant liquidity problems in recent years, primarily because the major source of funds for local banks, including Interbank, is represented by the deposit base, future market volatility may affect do so. The occurrence of such volatility could have a material adverse effect on our financial condition and results of operations.

The operations of Interbank, Interseguro, Interfondos, Inteligo SAB and Izipay could be adversely affected by earthquakes, floodings or other natural disasters.

Peru is affected by El Niño, an oceanic and atmospheric phenomenon that causes a warming of temperatures in the Pacific Ocean, resulting in heavy rains off the coast of Peru and various other effects in other parts of the world. The effects of El Niño, which typically occurs every two to seven years, include flooding and the destruction of fish populations and agriculture, and it accordingly can have a negative impact on Peru’s economy. For example, in early 2017, El Niño adversely affected agricultural production, transportation services, tourism and commercial activity, caused widespread damage to infrastructure and displaced people and resulted in a 1.5% drop in GDP growth in 2017 relative to 2016 figures. The Peruvian government estimated that El Niño caused U.S.$2.8 billion in damages in affected regions in the first half of 2017. In particular, El Niño has affected and could in the future affect our loan activity and asset quality, as loan agreements typically allow borrowers to extend payments for a certain amount of time due to El Niño and it could ultimately affect their payment capacity when the extensions run out. Most recently, on March 15, 2022, heavy rainfall led to floods and landslides in the town of Retamas, La Libertad, which caused the destruction of many homes and caused several deaths.

Peru is also located in an area that experiences seismic activity and occasionally is affected by earthquakes. For example, in 2007, an earthquake with a magnitude of 7.9 on the Richter scale struck the central coast of Peru, severely damaging the region south of Lima, and on May 26, 2019, an earthquake with a magnitude of 8.0 struck a remote part of the Amazon in Peru, resulting in collapsed buildings, power failures and two reported deaths. Although Interbank’s, Interseguro’s, Inteligo’s and Izipay’s headquarters and financial stores in Peru have not been materially affected by an earthquake, a major earthquake could damage the infrastructure necessary to their operations.

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

Starting in 2018, Peru has suffered a series of government institutional crises due to, among other things, several corruption scandals involving prominent political figures, which have resulted in resignations and impeachment of various presidents since then, including most recently former President Jose Pedro Castillo in December 2022 following an attempted coup, as well as investigations of certain members of the judicial system and the public ministry who are now facing prosecution. See “—Economic, social and political developments in Peru, including political instability, inflation and unemployment, could have a material adverse effect on our businesses”.

In addition, several corruption scandals regarding authorities at municipal, regional and national government levels are also ongoing, and former and current government officials have been detained. Relatedly, Peruvian authorities are currently conducting several high-profile corruption investigations relating to the activities of certain Brazilian companies and their Peruvian partners in the construction and infrastructure sectors, which have resulted in suspension or delay of important infrastructure projects, which were otherwise operational and permitted. Due to the cooperation agreement signed between the Peruvian government and Odebrecht S.A. in 2019, additional investigations and/or corruption scandals may arise. In recent years, similar corruption scandals have taken place in the majority of Peruvian public institutions, with the involvement of political authorities. We cannot predict how these or future corruption scandals or investigations may affect the Peruvian economy, hinder the growth of the Peruvian economy and indirectly have a material adverse effect on our business, financial condition and results of operations.

Changes in tax laws may increase our tax liabilities and, as a result, have a material and adverse effect on us.

The Peruvian government regularly implements changes to its tax regulations and interpretations. Potential changes may include modifications in the taxable events, the taxable bases or the tax rates, or the enactment of temporary taxes that, in some cases, could become permanent taxes. The Peruvian government has introduced several changes related, among others, to thin capitalization rules (which prevents companies from deducting interests for tax purposes when certain thresholds are exceeded) and to the general anti-avoidance rule or GAAR (which entitles the tax and customs national superintendency to challenge the taxation of certain transactions with a substance-over-form criteria).

On October 27, 2021, President Castillo introduced a bill (N° 583/2021-PE) to the Peruvian Congress, which proposed to delegate to the executive branch the authority to regulate for a 90-day period, certain tax, fiscal, financial and economic matters. This bill was approved and ratified into law as Law No. 31380 on December 27, 2021. During such 90-day period various subsidies and reforms to certain financial system regulations were passed. However, there is no certainty that the current President Dina Boluarte will continue to pursue similar measures or return to business-friendly and open-market economic policies that stimulate economic growth and stability during her term. The effects of any tax reform that could be proposed in the future and any other changes that could result from the enactment of additional reform or changes in interpretation have not been, and cannot be, quantified. Any changes to the Peruvian tax regime or interpretation thereof may result in an increase of our and our subsidiaries’ tax liabilities and/or overall compliance costs, which could have a material adverse impact on our business, financial condition and results of operations. Furthermore, such political uncertainty, or actual policies implemented by the Peruvian government, could also impact interest rates and currency volatility, as well as adversely and materially affect the Peruvian economy, which could have a material adverse effect on our financial condition and results of operations.

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

An active and liquid market for our common shares may not be maintained. Active, liquid trading markets generally result in lower price volatility and respond more efficiently to orders from investors to purchase or sell securities. Liquidity of a securities’ market is often a function of the volume of the underlying shares that are publicly-held by unrelated parties. Our common shares are listed on the Lima Stock Exchange, which is generally a less liquid trading market than the New York Stock Exchange (“NYSE”). Moreover, on March 31, 2023, IFS` shareholders have approved the creation of a share repurchase program for an amount of up to US$100 million of our common shares which, if carried out, would reduce the amount of our common shares available for trading and thus their liquidity.

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

The trading price of our common shares may fluctuate substantially and may be higher or lower than the price holders of our common shares pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause holders of our common shares to lose part or all of their investment in our common shares. The factors that could cause fluctuations include, but are not limited to, the following:

•

overall price and volume fluctuations affecting the stock exchanges on which our common shares are listed, including financial market volatility as a result of Russia’s continued large-scale military invasion of Ukraine;

•	financial market volatility and market turmoil associated with the failure of two U.S. banks and the emergency sale of Credit Suisse or similar developments in the financial industry;

•	significant volatility in the market price and trading volume of banking or insurance company securities generally, which are not necessarily related to the operating performance of these companies;

•	actual or anticipated changes in our earnings, fluctuations in our operating results or the failure to meet the expectations of financial market analysts and investors;

•	risks relating to the global economy and the economies of the United States, Peru and the other countries in which we operate;

•	investors’ perceptions of the banking and insurance industries in general and our company in particular;

•	potential differences between our actual financial condition and results of operations and those expected by investors;

•	additions or departures of key management personnel;

•	announcements by us or our competitors of significant acquisitions, divestitures, strategic partnerships, joint ventures or capital commitments;

•	increase in interest rates in Peru and the United States;

•	reputational issues;

•	the operating and stock performance of comparable companies;

•	general economic conditions and trends;

•	catastrophic events;

•	changes in accounting standards, policies, guidance, interpretation or principles;

•	regulatory changes;

•	loss of external funding sources; or

•	sales of large blocks of our stock or sales by insiders.

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

As of December 31, 2022, our controlling shareholder (Intercorp Peru) owned, directly and indirectly, 70.64% of our outstanding capital stock. Actions by Intercorp Peru with respect to the disposition of any of our common shares that it beneficially owns or the perception that such actions will occur, may negatively affect the trading price of our common shares.

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

We have been advised by our Peruvian counsel that any final and conclusive judgment for a fixed and final sum obtained against us in any foreign court having jurisdiction in respect of any suit, action or proceeding against us for the enforcement of any obligations assumed under our outstanding securities or this Annual Report on Form 20-F would, upon request, will be deemed valid and enforceable in Peru through an exequatur judiciary proceeding (which does not involve the reopening of the case), provided that (a) there is a treaty in effect between the country where said foreign court sits and Peru regarding the recognition and enforcement of foreign judgments or, (b) in the absence of such a treaty, the original judgment is recognized by Peruvian Courts (Cortes de la República del Perú) under such exequatur proceeding, subject to the provisions of the Peruvian Civil Code and the Peruvian Civil Procedure Code, provided further, that the following conditions and requirements are met: (i) the foreign judgment does not resolve matters under the exclusive jurisdiction of Peruvian Courts, (ii) such foreign court had jurisdiction under its own conflicts of law rules and under general principles of international law on jurisdiction, (iii) the defendant was adequately served and was guaranteed due process under the laws of the jurisdiction of the issuing court, (iv) the foreign judgment has the status of res judicata in the jurisdiction of the court rendering such judgment, (v) there is no pending litigation in Peru between the same parties for the same dispute, which shall have been initiated before the commencement of the proceeding that concluded with such foreign judgment, (vi) the foreign judgment is not incompatible with another judgment that fulfills the requirements of recognition and enforceability established by Peruvian law unless such foreign judgment was rendered first, (vii) the foreign judgment is not contrary to public order (orden público) or good morals (buenas costumbres), (viii) it has not been proven that such foreign court denies enforcement of Peruvian judgments or engages in a review of the merits thereof, (ix) the judgment has been (a) duly apostilled by the competent authority of the jurisdiction of the issuing court, in case of jurisdictions that are parties to the Hague Apostille Convention and has not opposed Peru’s accession thereto, or (b) certified by Peruvian consular authorities, in case of jurisdictions that are not parties to the Hague Apostille Convention, or then being a signatory country, opposed Peru’s accession thereto and is accompanied by a certified and officially translated copy of such judgment into Spanish, and (x) the applicable court taxes and filing fees have been paid.

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

Based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, relevant market and shareholder data and our current business plans, we believe that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes with respect to our 2022 and current taxable years, and we do not anticipate becoming a PFIC in the future. Characterization as a PFIC could result in adverse U.S. tax consequences to holders of our common shares if they are U.S. investors. Certain elections may be available to mitigate the consequences if we are treated as a PFIC for U.S. federal income tax purposes. See “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Companies” included elsewhere in this Annual Report on Form 20-F.

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

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements, such as those to comply with the Sarbanes-Oxley Act of 2002, as amended, and related rules implemented by the SEC. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing and we expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming and costly. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers and may divert management’s attention. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common shares, fines, sanctions and other regulatory action and potentially civil litigation which may adversely affect us.

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

The NYSE’s listing standards also require U.S. listed companies to adopt and disclose corporate governance guidelines. In December 2013, the SMV published the new Code of Good Governance for Peruvian Companies. Although we have implemented most of these measures, those principles are not mandatory and therefore we are not legally required to comply with the corporate governance guidelines but are required to disclose whether or not we are in compliance. We are fully compliant with Panamanian corporate law and are part of the Index of Good Corporate Governance (Índice de Buen Gobierno Corporativo) maintained by the Lima Stock Exchange.

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

In accordance with Peruvian income tax laws and regulations, in the case of the direct or indirect transfer by a non-Peruvian resident of shares issued by a Peruvian corporation, the Peruvian corporation whose shares were directly or indirectly transacted will be jointly liable with the non-Peruvian transferor for any unpaid capital gain tax obligations (plus accrued interest and penalties) arising from such sale/purchase, if during any of the 12 months preceding the transaction, inter alia, (i) the non-Peruvian transferor held an indirect or direct interest of more than 10% in the equity of the Peruvian corporation that issued the shares being directly or indirectly transferred, or (ii) the non-Peruvian transferor and the Peruvian corporation that issued the shares being transferred consolidate financial statements , or (iii) the non-Peruvian transferor and Peruvian corporation have had common directors / managers / or administrators that have power of decision in the financial, operational or commercial agreements, or (iv) the non-Peruvian transferor has dominant influence on the decisions of the administrative bodies of the Peruvian corporation, or vice versa. If such a transfer were to occur and the resulting Peruvian capital gains tax were not paid by the transferor, it could have a material adverse effect on our business, financial condition or results of operations.

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

We are the majority owner and controlling shareholder of our subsidiaries, Interbank, Interseguro, Inteligo and Izipay, which comprise our banking, insurance, wealth management and payments segments, respectively. We are responsible for coordinating, supervising and establishing their strategy and management policies. In 2007, we conducted an initial public offering of our common shares publicly in Peru and privately outside of Peru. Our parent company is Intercorp Peru, a holding company for a group of companies operating mainly in Peru under the name “Intercorp”. Intercorp Peru’s main subsidiaries include our company and Intercorp Retail. Intercorp Retail acts as a holding company for the retail and real estate operations of Intercorp Peru in Peru. As of December 31, 2022, Intercorp Peru owns, directly and indirectly, 70.65% of IFS’ capital stock.

Interbank is an open-stock corporation (sociedad anónima abierta). Interbank was incorporated in Lima, Peru in 1897 and formerly conducted business under the names “Banco Internacional del Perú S.A.” and “Interbank”. In August 1994, as part of the government’s privatization efforts, 91% of Interbank’s share capital was acquired by Corporación Interbank, which subsequently transferred its holdings in Interbank to the Rodríguez-Pastor family through Intercorp Peru, a limited liability company organized under the laws of the Commonwealth of The Bahamas that is listed on the Lima Stock Exchange. After Interbank’s acquisition by Intercorp Peru in 1994, Interbank began conducting business under the name “Interbank” as part of a rebranding and modernization effort, and has become a leading universal bank in Peru. As of December 31, 2022, IFS holds 99.30% of the capital stock of Interbank.

Interseguro is a corporation (sociedad anónima) that was incorporated in 1998 by Intercorp Peru, pursuant to an agreement between Intercorp Peru and The Bankers Trust Company (“Bankers Trust”) (at the time the controlling shareholder of Consorcio Nacional de Seguros S.A., the largest insurer in Chile) to benefit from the expansion of the insurance business in Peru. In connection with the sale of Bankers Trust to Deutsche Bank AG in 1999, Bankers Trust’s interest in Interseguro was sold to a group of Chilean investors, and in 2000 Intercorp Peru acquired the portion of Interseguro that it did not own.

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

Interfondos S.A., Sociedad Administradora de Fondos (“Interfondos”) is a corporation (sociedad anónima) that started operations in 1994. It is organized under the laws of Peru and is licensed by the SMV to operate in Peru and conduct mutual funds and investment funds management services.

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

While Interbank has owned 50% of PMP and its subsidiary Izipay for more than a decade, in April 2022, we acquired the remaining 50% ownership interest of PMP and its subsidiary Izipay, consolidating such subsidiaries into our corporate group and creating our payments segment.

Since 2008, we have delivered returns for our shareholders supported by a strong bottom-line generation. In 2022, we paid U.S.$202.0 million in dividends based on 2021 results. In 2021, we paid U.S.$88.9 million in dividends based on 2020 results. Furthermore, in November 2021, IFS agreed to distribute U.S.$75.0 million in extraordinary dividends, which were paid in December 2021 and based on retained earnings. In 2023, we will pay U.S.$136.2 million in dividends based on 2022 results. In addition, our market capitalization has increased from U.S.$1.2 billion in 2007 to U.S.$2.7 billion as of December 31, 2022, based on a price of U.S.$23.50 per share, as reported by the NYSE on the same date.

On March 31, 2023, IFS` shareholders have approved the creation of a share repurchase program for an amount of up to US$100 million of our common shares.

We also continue to make significant digital and physical infrastructure capital expenditure investments in our different segments. For a description of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures Program”.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The materials included in this Annual Report on Form 20-F may be downloaded at the SEC’s website: http://www.sec.gov. Any filings we make are also available to the public over the Internet at the SEC’s website and at our website at https://www.ifs.com.pe. (This URL and other URLs in this Annual Report on Form 20-F are intended to be inactive textual references only. None are intended to be active hyperlinks to websites. Any information which might be accessible through a hyperlink referenced from any URL referenced in this report, is not and shall not be deemed to be incorporated into this Annual Report on Form 20-F.

B.	Business Overview

Overview

IFS is a leading provider of banking, insurance, wealth management services and payments for retail customers and commercial clients in Peru. Our purpose is to empower all Peruvians to achieve financial well-being, and as such, we have built an integrated financial services platform in the fast-growing, underpenetrated and profitable Peruvian financial system. We have invested in building a leading and scalable digital platform (mobile and online), which is rapidly being adopted by existing and new customers. Our digital platform is complemented by one of the largest distribution networks in the country which includes financial stores, ATMs, correspondent agents, dedicated sales forces, financial advisors, call centers and POS network.

We manage our business in four segments, banking, insurance, wealth management, and payments, which complement each other and represent diversified sources of revenue. Our banking segment operates through our subsidiary Interbank, which is the second largest provider of consumer loans in Peru, according to the SBS. Interbank provides a full range of retail banking and commercial banking products, and services to individuals, large companies, and small and medium enterprises. Our insurance segment operates through our subsidiary Interseguro, which is the leading provider of annuities in Peru by premiums and one of the leading life insurance companies in the country according to the SBS. Interseguro provides a wide range of retirement, savings, life, unemployment and other insurance products mainly to retail customers. Our wealth management segment operates mainly through our subsidiaries Inteligo Bank, Inteligo SAB and Interfondos, which together provide wealth management, private banking, financing, brokerage, advisory and other investment services mainly to high-net-worth individuals. Finally, with our acquisition of the remaining 50% ownership interest of PMP and its subsidiary Izipay in April 2022, we have created our payments segment, through which we provide an end-to-end digital ecosystem of financial services and technology solutions to enable consumers, individual entrepreneurs, micro-merchants, small and medium-sized enterprises (SME), in Peru, make and process payments in a safe, seamless, digital, mobile first and affordable manner.

Our key strategic priority is to achieve digital excellence for our customers by providing them with a world-class, flexible and secure digital platform. We believe our digital transformation is vital to our continued growth and profitability, and for this reason we have been investing in developing the capabilities necessary to offer digital products and services to our customers. In December 2022, more than 5,306,100 retail customers used our digital platform compared to more than 600,000 retail customers in December 2017. More than 2,175,500 retail customers no longer utilize physical channels other than ATMs or POSs as of December 2022. We are aiming to allow our customers to have a 100% digital relationship with us in an efficient and secure manner. We have also streamlined our physical presence and reduced the number of branches by approximately 43.4% since its peak in 2016, focusing on educating our customers in the use of our digital platform. To accompany this transformation, we are in the process of redesigning our physical presence in order to better serve the evolving needs of our customers. We have substantially increased migration of low-value-added transactions to more efficient digital channels, and we have increased sales of products to existing customers, as well as increased new customer acquisition of which a growing number are being acquired digitally or “born-digital.”

We aim to be the company that best knows the needs of Peruvians. Our advanced analytics and technology capabilities continue to be enriched with new sources of data and new tools that technology offers, such as cloud, real-time decision, machine learning and artificial intelligence. We believe that a deep knowledge of our current and potential customers allows us to offer them the best solutions for their financial needs across our banking, insurance, wealth management and payments segments. Through this deep knowledge we have also been able to enhance our risk models, helping us to propel growth and continue to improve our profitability.

The following table shows the evolution of our reported net profit, dividends, ROE and ROA and our adjusted net profit, adjusted ROE and adjusted ROA (if any), from 2020 through 2022:

	For the years ended December 31,
	2022	2022	2021	2020
	(U.S. $ in millions)(3)	(S/ in millions)
Net profit	438.0	1,670.7	1,800.2	383.5
Adjusted net profit(1)	379.7	1,448.1	—	—
Dividends declared for the year(2)	136.2	511.8	751.5	332.1
ROE	—	17.7%	19.3%	4.5%
Adjusted ROE(1)	—	15.4%	—	—
ROA	—	1.9%	2.0%	0.5%
Adjusted ROA(1)	—	1.7%	—	—

(1)

Adjusted net profit, adjusted ROA and adjusted ROE for the year ended December 31, 2022 exclude other income of S/222.5 million from the fair value adjustment of the 50% ownership interest held by Interbank in Izipay before the acquisition of the remaining 50% equity interest in Izipay in April 2022 (See Note 1(d) to our Audited Annual Consolidated Financial Statements). Adjusted net profit, adjusted ROA and adjusted ROE are non-GAAP financial measures and should not be considered in isolation or as a substitute for net profit, ROA or ROE, or other performance measures. See “Presentation of Financial Information—Non-GAAP financial measures” and “Item 4. Information on the Company—Business Overview—Non-GAAP Financial Measures.” We did not adjust net profit, ROA or ROE for the years ended December 31, 2021 and 2020, respectively.

(2)

Dividends are declared and paid in U.S. dollars. Except for declaration and payment of extraordinary dividends, dividends declared for fiscal year 2022 will be paid in 2023, dividends declared in 2021 and 2020 were paid in 2022 and 2021 and amounted to U.S.$ 202.0 million and U.S.$89 million, respectively. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends and dividends policy”.

(3)	Amounts stated in U.S. dollars as of and for the year ended December 31, 2022 have been translated from soles at the exchange rate of S/3.814 = U.S.$1.00.

As of December 31, 2022, we had total assets of S/87.5 billion (approximately U.S.$22.9 billion), total gross loans of S/47.0 billion (approximately U.S.$12.3 billion), total deposits and obligations of S/48.5 billion (approximately U.S.$12.7 billion) and shareholders’ equity of S/10.0 billion (approximately U.S.$2.6 billion).

For the year ended December 31, 2022, our consolidated net profit was S/1,670.7 million as compared to S/1,800.2 million in 2021. Net profit deteriorated in 2022 mainly due to (i) higher provisions at Interbank, and (ii) lower revenues across all subsidiaries. We operate the following four business segments:

•

Banking: Interbank is the second largest provider of consumer loans in Peru with a 21.8% market share in terms of total gross consumer loans outstanding as of December 31, 2022, according to the SBS. Interbank is the largest provider (among non-government owned banks) of payroll deduction loans to public sector employees with a 22.3% market share as of December 31, 2022, according to the SBS. Additionally, it is the fourth largest bank in Peru in terms of outstanding retail mortgages and the fourth largest bank in Peru in terms of commercial lending, third in total deposits and fourth in total assets. Interbank has built one of the most convenient and extensive retail banking distribution platforms in Peru including, online banking, mobile applications, a total of 164 financial stores, 1,554 ATMs and 5,672 correspondent agents (includes external network), as of December 31, 2022.

As of and for the year ended December 31, 2022, Interbank represented 76.6% of our total assets.

For the 2022 fiscal year, Interbank declared a dividend of S/585.8 million (or, approximately U.S.$153.6 million) of which S/581.7 million (or, approximately U.S.$152.5 million) will be paid to IFS, which represents 85.3% of total dividends to be received by IFS.

With a significant focus on the emerging middle class, Interbank has a higher percentage of retail loans, which account for 53.6% of its total loan portfolio, compared to the banking system of 36.2% as of December 31, 2022.

Interbank’s CAGR in gross loans, and deposits and obligations between 2018 and 2022 was 8.5 % and 9.3%, respectively. For the year ended December 31, 2022, Interbank reported a profit of S/1,374.1 million attributed to an increase in impairment loss on loans and increases in other income and in net fee income from financial services.

•

Insurance: Interseguro is the leading provider of annuities (excluding private annuities) in Peru, with a 30.0% market share as measured by total premiums collected during 2022, according to the SBS, and is one of the leading life insurance companies in Peru. In addition, Interseguro offers private annuities, individual life insurance, disability and survivorship insurance, as well as low premium retail insurance products, including credit life, mandatory traffic accident insurance (“SOAT”), car insurance and credit card protection insurance, through a comprehensive multi-channel distribution platform which includes Interseguro’s sales force, which is a key component of Interseguro’s sales. Interseguro also distributes through Interbank, retailers and its own digital channels. Due to the COVID-19 pandemic, Interseguro retooled its sales force to provide customers with a 100% remote assistance and digital operation. Prior to the pandemic, sales in annuities and life insurance products were only conducted in-person, but digitalization of these sales was accelerated.

According to the SBS, in 2022, Interseguro was the largest insurance company measured by reserves, driven both by organic growth and the acquisition of Seguros Sura in November 2017, which both improved its ROE and doubled its asset size.

As of and for the year ended December 31, 2022, Interseguro represented 16.2% of our total assets.

For the 2022 fiscal year, Interseguro declared a dividend of S/100 million (or, approximately U.S.$26.2 million), which represents 14.7% of total dividends to be received by IFS. For the year ended December 31, 2022, Interseguro’s net profit was S/248.0 million and its ROE was 26.6%.

•

Wealth management: Inteligo is a provider of wealth management services, which includes banking, financing, brokerage and investing activities for high-net-worth individuals through three operating subsidiaries: Inteligo Bank, Inteligo SAB (brokerage) and Interfondos (mutual funds).

As of and for the year ended December 31, 2022, Inteligo represented 5.8% of our total assets.

For the 2022 fiscal year, Inteligo did not declared a dividend.

Inteligo’s CAGR in assets under management was 3.9% between 2018 and 2022. In addition, for the year ended December 31, 2022, Inteligo’s net loss was S/141.4 million and ROE was 13.6%.

•

Payments: Izipay is a payments company and provider of products and services related to payments acquirer, a correspondent bank and a credit cards processor. Moreover, it provides financial services and technology solutions that enable consumers, individual entrepreneurs, micro-merchants, SMEs, in Peru, to make and/or process payments in a safe, seamless, digital, mobile first and affordable manner. Izipay’s technology solutions allow it to (i) be full acquirer company, with a complete set of payment solutions through Point-of-Sale (“POS”) devices and e-commerce, (ii) provide a digital platform with proprietary solutions for business management such as self check-out,split payments, product and inventory management, business reports, anti-fraud system and CRM, among others.

As of December 31, 2022, Izipay represented 1.0% of our total assets. Since April 2022, when Izipay became a consolidated subsidiary, Izipay had consolidated revenues of S/595.4 million and consolidated net profit of S/41.1 million. As a reference, for the year ended December 31, 2022, including the period prior to its acquisition, Izipay had consolidated revenues of S/754.3 million and consolidated net profit of S/51.2 million. For the year ended December 31, 2022, Izipay’s ROE was 26.1%. For the fiscal year 2022, Izipay did not declare a dividend.

The following tables provide certain financial and other information about our four business segments for the period indicated.

			As of and for the year ended December 31, 2022
	Assets		Equity		Net Profit/(Loss)		Adjusted Net Profit/ (Loss)(3)
	(S/ in millions)%		(S/ in millions)%		(S/ in millions)%		(S/ in millions)%
Banking	66,977.3	76.6%	7,478.8	74.4%	1,374.1	82.3%	1,374.1	94.9%
Insurance	14,134.2	16.2%	984.2	9.8%	248.0	14.8%	248.0	17.1%
Wealth management	5,102.6	5.8%	894.2	8.9%	(141.4)	(8.5%)	(141.4)	(9.8%)
Payments(1)	902.6	1.0%	216.3	2.2%	41.1	2.5%	41.1	2.8%
Holding and eliminations(2)	365.9	0.4%	472.4	4.7%	148.8	8.9%	(73.7)	(5.1%)

Total	87,482.6	100.0%	10,046.0	100.0%	1,670.7	100.0%	1,448.1	100%

(1)	Reflects information for Izipay since the acquisition of the remaining 50% equity interest in Izipay in April 2022.
(2)	Holding and eliminations corresponds to expenses of IFS and elimination of intercompany transactions.
(3)

Adjusted net profit of the holding and eliminations segment, for the year ended December 31, 2022, is calculated excluding other income of S/222.5 million from the fair value adjustment of the 50% ownership interest held by Interbank in Izipay before the acquisition of the remaining 50% equity interest in Izipay in April 2022 (See Note 1(d) to our Audited Annual Consolidated Financial Statements). Adjusted net profit is a non-GAAP financial measure and should not be considered in isolation or as a substitute for net profit or other performance measures. See “Presentation of Financial Information—Non-GAAP financial measures” and “Item 4. Information on the Company—Business Overview—Non-GAAP Financial Measures.” See Note 1(d) to our audited annual consolidated financial statements

The following table provides relevant information about dividends declared by each of our subsidiaries:

	SBS GAAP						IFRS
	Interbank			Interseguro			Izipay(1)			Inteligo Bank

	For the years ended December 31,
	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020

	(S/ in millions)						(S/ in millions)			(U.S.$ in millions)
Net profit for the period(2)	1,171.7	1,200.5	264.9	202.8	303.6	256.6	41.1	—	—	(35.4)	71.5	71.6
Dividends declared(3)	585.8	600.2	—	100.0	201.9	200.0	—	—	—	—	52.5	38.0
Payout ratio	50%	50%	—	49.3%	66.5%	77.9%	—	—	—	—	73.4	53.1%

(1)	Reflects information for Izipay since the acquisition of the remaining 50% equity interest in Izipay in April 2022. Izipay did not pay dividends in 2022.
(2)

For Interbank, Interseguro and Izipay this information is calculated using SBS GAAP. This table is presented in this manner because our Peruvian subsidiaries pay dividends to us based on SBS GAAP and Inteligo pays dividends to us on the basis of IFRS. In all cases, the information is derived from stand-alone information from each entity.

(3)	Represents dividends for the fiscal year which are declared and paid in the following year.

The following tables provide certain financial and other information about our consolidated business:

	As of and for the year ended December 31,
	2022	2022	2021	2020

	(U.S.$in millions)(1) (2)	(S/ in millions)(2)
Balance Sheet and Income Statement Items
Total assets	22,937.2	87,482.6	89,953.9	88,236.0
Total gross loans	12,329.7	47,025.4	44,688.2	43,081.9
Total deposits and obligations	12,724.4	48,530.7	48,897.9	47,149.3
Total equity, net	2,634.0	10,046.0	9,555.4	8,953.9

	As of and for the year ended December 31,
	2022	2022	2021	2020

	(U.S.$in millions)(1) (2)	(S/ in millions)(2)
Net profit (attributable to IFS’ shareholders)	435.4	1,660.6	1,790.2	383.3
Other Information
Adjusted net profit (attributable to IFS’ shareholders)(3)	379.7	1,448.1	—	—

	As of and for the year ended December 31,
	2022	2021	2020
Profitability Ratios
Net interest margin(4)	5.0%	4.1%	4.5%
Risk adjusted NIM(5)	4.0%	3.7%	1.4%
Efficiency ratio(6)	36.1%	34.7%	32.2%
ROA	1.9%	2.0%	0.5%
Adjusted ROA(3)	1.7%	—	—
ROE	17.7%	19.3%	4.5%
Adjusted ROE(3)	15.4%	—	—

	2022	2021	2020
Asset Quality and Capitalization
Past-due-loans as a % of total gross loans(7)	3.0%	3.5%	3.3%
Cost of risk(8)	1.8%	0.9%	5.8%
Core equity Tier 1 ratio of Interbank(9)	12.0%	12.5%	11.5%

	As of and for the year ended December 31,
	2022	2021	2020
Distribution Network and Customers
Financial stores	164.0	189	215
ATMs	1,554.0	1,581	1,640
Correspondent agents (includes external network)	5,672.0	5,825	5,529
Number of digital customers(10)	2,175,532.0	1,717,394.0	1,718,005
Percentage of digital users(10)(11)	70.9%	65.1%	75%

(1)	Amounts stated in U.S. dollars as of and for the year ended December 31, 2022 have been translated from soles at the exchange rate of S/3.814 = U.S.$1.00.

(2)	Except for percentages and ratios and distribution and customer data.

(3)

Adjusted net profit, adjusted ROA and adjusted ROE for the year ended December 31, 2022 exclude other income of S/222.5 million from the fair value adjustment of the 50% ownership interest held by Interbank in Izipay before the acquisition of the remaining 50% equity interest in Izipay in April 2022 (See Note 1(d) to our Audited Annual Consolidated Financial Statements). Adjusted net profit, adjusted ROE and adjusted ROA are non-GAAP financial measures and should not be considered in isolation or as a substitute for net profit, ROE or ROA, or other performance measures. See “Presentation of Financial Information—Non-GAAP financial measures” and “Item 4. Information on the Company—Business Overview—Non-GAAP Financial Measures.” We did not adjust net profit, ROA or ROE for the years ended December 31, 2021 and 2020, respectively. See Note 1(d) to our audited annual consolidated financial statements.

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

The table below presents adjusted net profit, adjusted ROE and adjusted ROA on a consolidated basis and for each of our four business segments, if any, as of and for the year ended December 31, 2022. We did not adjust net profit, ROA or ROE for the years ended December 31, 2021 and 2020, respectively.

	As of December 31, 2022
	Net profit	Adjustment(1)	Adjusted Net Profit	Average total assets	ROA	Adjusted ROA	Average total equity	ROE	Adjusted average total equity	Adjusted ROE
Banking	1,374.1	—	1,374.1	67,172.4	2.0%	2.0%	6,937.6	19.8%	6,937.6	19.8%
Insurance	248.0	—	248.0	14,215.6	1.7%	1.7%	933.9	26.6%	933.9	26.6%
Wealth Management	(141.4)	—	(141.4)	5,275.1	(2.7%)	(2.7%)	1,037.5	(13.6%)	1,037.5	(13.6%)
Payments	41.1	—	41.1	465.6	8.8%	8.8%	157.3	26.1%	157.3	26.1%
Holding and eliminations	148.8	(222.5)	(73.7)	317.4	—	—	364.1	—	319.6	—

Total	1,670.7	(222.5)	1,448.1	87,446.0	1.9%	1.7%	9,430.3	17.7%	9,385.8	15.4%

(1)

Adjusted net profit of the holding and elimination segment, for the year ended December 31, 2022, is calculated excluding other income of S/222.5 million from the fair value adjustment of the 50% ownership interest held by Interbank in Izipay before the acquisition of the remaining 50% equity interest in Izipay in April 2022 (See Note 1(d) to our Audited Annual Consolidated Financial Statements). Adjusted net profit is a non-GAAP financial measure and should not be considered in isolation or as a substitute for net profit, or other performance measures. See “Presentation of Financial Information — Non-GAAP financial measures.” See Note 1(d) to our audited annual consolidated financial statements.

The following table reflects the reconciliation, if any, of adjusted net profit, adjusted ROE and adjusted ROA on a consolidated basis as of and for the year ended December 31, 2022, 2021 and 2020.

	For the year ended December 31,
	2022	2021	2020

	(S/ in millions)
Net profit (A)	1,670.7	1,800.2	383.5
Gain on the fair value adjustment on the previously held ownership by Interbank in Izipay prior to acquiring control(1) (B)	(222.5)	—	—
Adjusted net profit (D) = (A) + (B)	1,448.1	—	—
Average total equity (E)	9,430.3	9,309.5	8.515.1
ROE (A) / (E)	17.7%	19.3%	4.5%
Adjusted average total equity (F)	9,385.8	—	—
Adjusted ROE (D) / (F)	15.4%	—	—
Average total assets (G)	87,446.0	90,231.7	79,880.4
ROA (A) / (G)	1.9%	2.0%	0.5%
Adjusted ROA (D) / (G)	1.7%	—	—

(1)	Management believes to be non-operating and/or non-recurring in nature.

Market Opportunity

We believe that the ongoing growth of the Peruvian economy, the expanding middle class, the growth of private wealth creation in Peru, the low penetration of financial services and the well-capitalized and profitable Peruvian financial system offer significant opportunities for our continued growth despite the increased political uncertainty. Moreover, the economic impact caused by the COVID-19 pandemic and the response measures implemented by the Peruvian government opened up new opportunities to accelerate our digital transformation and growth in deposits and loans, enabling us to efficiently acquire and serve more clients, while providing distinctive and convenient customer service and greater access and inclusion to financial services to previously underserved Peruvians.

Growing economy with solid macroeconomic fundamentals

Although the effects of the COVID-19 pandemic led to a GDP contraction of 11.0% in 2020 in Peru (compared to contractions of 6.8% in Colombia, 6.0% in Chile, 8.2% in Mexico and 4.1% in Brazil), Peru’s GDP increased to 13.3% in 2021 (compared to growth rates of 10.6% in Colombia, 12.0% in Chile, 4.8% in Mexico, and 4.6% in Brazil). In 2022, Peru’s GDP increased to 2.7% (compared to growth rates of 7.5% in Colombia, 2.4% in Chile, 3.1% in Mexico, and 2.9% in Brazil). Moreover, prior to the pandemic, Peru’s average GDP growth rate was 3.2% between 2015 and 2019, according to the World Bank, a higher rate than those of Peru’s peer countries in Latin America during the same period (Colombia at 2.4%, Chile at 2.0%, Mexico at 2.0%, and Brazil at negative 0.6%).

The Peruvian government’s prudent management of the economy, conservative fiscal policy, coupled with the Central Reserve Bank of Peru’s cautious management of inflation and international reserves have contributed to economic development, increased internal consumption and strong macroeconomic fundamentals, including low levels of public debt, low inflation, low fiscal deficit and high levels of international reserves. However, 2022 continued to characterized by global inflationary pressures that have resulted in an inflation rate above the Central Reserve Bank of Peru’s target and higher inflation expectations for 2023 and beyond. Peru’s strong track record of macroeconomic policy credibility, consistency and ability to adapt to changes has helped it to achieve investment grade ratings of Baal by Moody’s Investor Service (“Moody’s”), BBB+ by Standard & Poor’s Rating Services (“S&P”) and BBB by Fitch Ratings Ltd. (“Fitch”) as of December 31, 2022. However, in December 2022 and January 2023, S&P, Fitch and Moody’s have changed Peru’s credit outlook to negative from stable due to higher political risk. In its most recent forecast, as of March 2023, the Central Reserve Bank of Peru has estimated real GDP growth for Peru of 2.6% for 2023 and 3.0% for 2024, as compared to the 2.7% increase registered in 2022 due to higher inflation and political uncertainty.

Evolution of the middle class and affluent population

The core of our customer base is Peru’s middle class and affluent population. According to INEI, the poverty rate in Peru increased to 30% in 2022, attributed to higher inflation and low economic growth, after reaching a historical low of 20.2% in 2019, reaching levels similar to 2010 (30.8%). According to the World Bank, GDP per capita in U.S. dollars has grown from U.S.$5,082 in 2010 to U.S.$7,028 in 2019 but retreated to U.S.$6,127 in 2020 due to the impact of the COVID-19 pandemic. GDP per capita in U.S. dollars was U.S.$6,622 in 2021 and U.S.$4,454 in 2022. For 2022, Peru had a total population of 33.5 million, and according to the Asociación Peruana de Empresas de Investigación de Mercados (APEIM), Peru’s middle and upper socioeconomic segments (segments A, B and C) have significantly expanded and, as of 2022, represented 51% of the population compared to 42% in 2010. We believe that a growing middle class and affluent population creates a greater need for financial services, particularly for increasingly sophisticated banking, insurance, wealth management and payments products. These growing socioeconomic segments support growth and profitability across our business. Additionally, based on macroeconomic trends, we expect the number of high net worth individuals in Peru and the size of their investable assets to continue to grow and further increase the market for wealth management services.

Low financial services penetration

We believe that growth potential in Peru’s financial services sector continues to be significant. Despite sustained recent growth of 7.1% CAGR in total gross loans between 2018 and 2022, banking penetration in Peru, measured as the ratio of loans-to-GDP, was 38.0% as of December 31, 2022, according to the SBS and the Central Reserve Bank of Peru. This represents a decline over the 39.9% registered as of December 31, 2021 and is mainly explained by the base effect resulting from (i) lower balances of Reactiva Perú loans in 2022 as compared to 2021, and (ii) the recovery in GDP growth in 2022. However, this also represents an improvement compared to the 45.4% registered as of December 31, 2020. We believe this general increase demonstrates that it is feasible to rapidly increase financial penetration in Peru through these types of programs. Moreover, within the retail banking segment, we believe that penetration potential is even more significant in mortgages given that as of December 31, 2022, there were approximately 60.3 million mortgages outstanding in Peru for a population of approximately 33.5 million, compared to approximately 1,567.5 million mortgages outstanding in Chile for a population of approximately 19.8 million. Similarly, according to industry sources, insurance penetration in Peru, measured as the ratio of premiums-to-GDP as of December 31, 2021, is estimated to be 2.0%, which is lower than the average ratio of 3.0% for the group of peer countries in Latin America, and less than the ratio of 3.4% for Chile.

Well-capitalized financial system

As a result of sound regulation and prudent management, the Peruvian financial system is well-capitalized, according to figures published by the SBS. Gross loans in Peru (measured in soles) have grown at a CAGR of 7.1% between December 31, 2018 and December 31, 2022, while the banking system’s asset quality has remained strong with a ratio of past-due loans as a percentage of total gross loans of 4.0% and a ratio of impairment allowance for loans as a percentage of past-due loans of 148.5% as of December 31, 2022, according to the SBS. Capitalization of the Peruvian banking system has consistently been well above regulatory requirements with a total capital ratio of the banking system of 14.5% as of December 31, 2022, according to the SBS. Interbank’s capitalization ratio was 15.1% and Interseguro’s regulatory solvency ratio was 138.7%, according to the SBS as of December 31, 2022.

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

Due to improved technology, banks are now able to offer a better value proposition to their customers that include better solutions with features tailored to the customer’s needs, contextual banking (whereby the customer is offered a connected banking experience, including tailored product offerings), enhanced 24-hour customer support and access and faster approval and response times, all at a lower per capita cost. Additionally, banks are now able to reach a broader base of customers both in terms of income levels and geographic locations and will be able to gradually offer them more products and services and make them a part of the banked segment of the Peruvian population, which constitutes a very important growth opportunity in the country.

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

Leading financial services provider focused on retail customers and highly attractive businesses

We target retail customers and growing and profitable businesses in Peru. We have highly recognized and trusted brands in each of our segments, such as Interbank in banking, Interseguro in insurance, Inteligo in wealth management and Izipay in payments. Within our banking segment, Interbank focuses primarily on retail banking, where we believe we are able to obtain higher profitability, with 53.6% of its loan portfolio constituting retail loans, compared to 36.2% for the Peruvian banking system, as of December 31, 2022, according to the SBS. Interbank is the second largest provider of consumer loans among banks in Peru, with a 21.8% market share as measured by gross consumer loans as of December 31, 2022, compared with 26.0% for BCP, 15.0% for Scotiabank and 14.8% for BBVA. Interbank is also the largest privately-owned bank provider of payroll deduction loans to public sector employees, with a 22.3% market share by payroll deduction loans, in each case as of December 31, 2022.

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

Our commercial banking business serves a range of clients spanning large corporates, mid-corporates and small-sized and medium-sized companies (“SMEs”). We continue to focus on increasing our market share in mid-corporates and SMEs while maintaining our large corporate business with a profit-oriented approach. We believe that these segments will continue to provide additional growth opportunities in the coming years. Moreover, our overall commercial loan portfolio provides us with a lower risk component that balances our total loan portfolio.

We believe that Interseguro provides us with a fast-growing and profitable business. In our insurance segment, Interseguro is the leading provider of annuities in Peru, despite the effect of the COVID-19 pandemic and the economic and political uncertainty in Peru during 2021 and 2022, with a market share of total annuities (excluding private annuities) of 30.0% as measured by premiums collected for the year ended December 31, 2022, according to the SBS. We focus on the middle class and affluent population in Peru, a segment we believe is substantially underpenetrated in insurance services. During April 2016, the Peruvian Congress enacted a law that allowed retirees to withdraw up to 95.5% of their accumulated capital in cash in their mandatory pension account upon retirement, resulting in a significant reduction of retirement annuities sold by Peruvian insurance companies, including Interseguro. In this context, in order to keep its position as a leading provider in annuities, in 2016, Interseguro launched its private annuities product which allows retirees to receive a fixed income either for life or a fixed period. As of the date of this Annual Report on Form 20-F, most of the customers of private annuities and their funds originate from retirees who choose to buy a product from an insurance company rather than from a private pension fund. Interseguro is also a leading provider of life insurance and we believe this market provides an additional opportunity for growth. Finally, the company’s digital channels are taking a leading role inside the company’s structure.

Within our wealth management segment, we believe Inteligo is well positioned to capture an increasing share of the number of high-net-worth clients. Inteligo’s CAGR in assets under management was 4.9% between December 31, 2018 and December 31, 2022. We believe that both Inteligo’s position as a provider of tailored wealth management services and its ability to provide its customers with both local and international investment products will help increase its share of wallet among high-net-worth individuals, while delivering high levels of growth and profitability.

Within our payments segment, we believe Izipay is built on a strong foundation designed to drive growth and differentiate us from our competitors. We believe that our competitive strengths include (i) our payments platform connecting merchants and consumers enables Izipay to offer unique end-to-end product experiences while gaining valuable insights into how customers use our platform as well as providing for digital and POS transactions while being both technology and platform agnostic; (ii) our national scale which helps us to drive organic growth, as shown by the increase of merchant active accounts (merchant codes) in Peru from 0.7 million in April 2022, when Izipay became our consolidated subsidiary, to 1 million as of December 31, 2022. Since April 2022, Izipay processed S/50.8 billion in monetary transactions; and (iii) the building and strengthening of the brand Izipay.

Track record of sustained growth supported by our strong and growing market share and high profitability

Our strong track record of growth is supported by our increased market share, improvements in efficiency, and high profitability across our business segments. At Interbank, we have gained significant market share over the years. Our market share in total gross loans has increased from 9.4% in 2007, 11.1% in 2015, to 12.7% in 2022, while our market share in total deposits has grown from 9.3% in 2007, 12.1% in 2015, to 13.5% in 2022. We are focused primarily on retail banking because we believe that it presents significant growth opportunities and higher profitability. In retail banking, Interbank’s outstanding retail loans, including consumer and mortgage loans, increased 15.0% between December 2021 and December 2022, as compared to the 15.4% increase registered for the Peruvian banking system, according to the SBS. Our market share was 21.8% in consumer loans in December 2022, the second largest in the market. In the same period, Interbank has held a strong position across retail products, with market shares of 17.3% and 18.8% of total retail loans in 2016 and December 2022, respectively, according to the SBS. With respect to mortgage loans, Interbank’s market share increased from 13.1% in 2016 to 15.4% in December 2022, according to the SBS. Interbank’s increasing market shares have been accompanied by stable profitability, with ROE averaging 16.9% compared to 14.3% for the Peruvian banking system, from 2018 to 2022. The commercial banking division at Interbank has also grown faster than the Peruvian banking system, and was recently boosted by our participation in the Reactiva Perú program. However, Interbank’s outstanding commercial loans declined 4.3% between December 2022 and December 2021, as compared to the 4.5% decrease registered for the system, according to the SBS.

Interseguro’s positioning in the industry increased, with market shares in annuities by premiums (excluding private annuities) of 22.7% in 2007, 24.5% in 2015 and 30.0% in December 2022. Interseguro’s assets increased at a CAGR of 6.2% compared to 10.1% for the Peruvian insurance industry between 2018 and 2022. Between 2018 and 2022, Interseguro’s ROE averaged 23.8% compared to 13.8% for the Peruvian insurance industry, both according to the SBS. Interseguro’s ROE was 17.5% for the year ended December 31, 2022, according to the SBS.

Inteligo’s assets under management grew at a CAGR of 4.9% between 2018 and 2022. Similarly, net profit declined between December 31, 2018 and December 31, 2022, due to negative mark-to-market valuation of the proprietary portfolio. Inteligo’s ROAE averaged 12.5% for the three-year period ended December 31, 2022. Inteligo’s ROAE was negative 13.6% for the year ended December 31, 2022.

Izipay’s total monetary transactions reached S/39.9 billion from April 2022, when Izipay became a consolidated subsidiary, to December 31, 2022. Izipay is one of the leaders in the physical card payment business in Peru.

Digital financial services platform with rapidly increasing levels of adoption

IFS is striving to reshape the banking space in Peru, creating a new digital experience driven by convenience and simplicity. Although we believe physical channels are still necessary in an underpenetrated financial system like Peru’s, our digital platform has substantially increased our customers’ interactions with Interbank and provided us with new business opportunities to build on consumer loyalty and cross-sell services, as well as accelerate new customer acquisition and inclusion of previously underserved segments of the population, including individuals, entrepreneurs and micro-businesses. The changes in consumer behavior and the accelerated adoption of digital solutions brought in 2020 by COVID-19 continued throughout 2021 and 2022 and our agile digital solutions framework has allowed us to more effectively capture the opportunities brought by increased digitalization. We have a broad and evolving offering of digital products and services for existing and new clients, enabling them to get what they want, when they want it, and how they want it. In 2021, we launched digital payments and credit solutions such as the capability to pay with QR Codes and access credit card information for online purchases, as well as the ability to apply and obtain personal loans and credit cards directly through our app.

We believe our digital platform is one of our competitive advantages and it has driven an increase in our market share. The migration of customer interaction from physical channels like financial stores and contact centers to digital channels, continued to grow in 2022. As of December 2022, 81.9% of Interbank’s retail customers interacted digitally with the bank, up from 78.5% in December 2021, and 100% digital customers reached 70.9% in December 2022, up from 65.1% in December 2021. Our digital transformation allows our customers to interact more frequently with us and customers’ monthly interactions through our digital platform increased substantially, from 24.8 times per month in December 2021 to 30.5 times per month in December 2022, while interactions in branches decreased from 2.22 times to 2.10 times in the same period. Our penetration of digital sales increased to 64.0% from 57.4% in December 2021, while self-service transactions decreased slightly to 69.0% from 69.3% in the same period.

In January 2020, Interbank, in collaboration with BBVA and Scotiabank, launched Plin which consists of a shared directory to enable person to person (“P2P”) and person to microbusiness (“P2MB”) payments among enrolled customers of any of the participant institutions using the customers’ cellphone numbers, or individual QR codes as identifiers. These payments are offered 24/7 and commission free to all enrolled customers who can conveniently access this feature from the Interbank app. From December 2020 to December 2021, total enrolled users in Plin grew from 2.6 million to 5.7 million and participating financial institutions grew from four (Interbank, BBVA, Scotiabank and Banbif) to seven, incorporating Caja Arequipa, Caja Ica and Caja Sullana. From December 2021 to December 2022, total enrolled users in Plin grew from 5.7 million to 9.8 million which includes 1.2 million micro-businesses. As of December 2022, Interbank’s share of Plin enrolled users was of 43%, up from 41% in December 2021.

Furthermore, digital customer acquisition, or clients that were ‘born digital’, reached approximately 61,842 in December 2022, or 57% of new individual clients, compared to approximately 29,300 in December 2021, or 38% of new individual clients. In commercial banking, we developed our digital capabilities for SME and corporate clients by (a) enhancing our value-added proposition functionalities and (b) improving the performance and cybersecurity of our systems. We also believe that the upgrading of some core platforms for business banking during 2023 should enhance our performance and hence allow us to create and launch new products and features faster.

Supported by our digital platform, we have also increased the number of products held by a digital customer. The number of products held by our digital customers has increased 11% from December 2021 to December 2022. As a result of the decline digital sales, the cross-selling ratio for such clients decreased from 3.0 products per digital customer in December 2021 to 2.9 products per digital customer in December 2022. The cross-selling ratio is calculated as the sum of the number of products held by any given group of customers divided by the number of customers in such group. Similarly, the number of products held by our total customers decreased by 19%; however, the cross-selling ratio for total customers increased from 1.70 products per customer in December 2021 to 1.71 products per customer in December 2022. As part of our digital transformation, we have introduced new technologies and processes which enable us to improve time-to-market of new solutions. We have also made significant changes in the way we work. We are currently working with 73 teams using an agile framework on a number of projects, ranging from applications, digital products, new functionalities, and we are currently exploring different solutions targeting new customer segments and piloting new initiatives. For example, we have an innovation lab called “LaBentana”, which focuses on continuous innovation and development of new ideas and pilot initiatives, using design thinking methodologies developed together with the consulting firm IDEO.

In 2021, Interbank accelerated the growth of Tunki, our mobile application targeting unbanked and underbanked consumers and micro-merchants focused on P2P and P2MB transactions. Tunki is a free application that allows users to create a 100% digital mobile wallet to send and receive payments (P2P and P2MB) and that does not require them to previously have an account with Interbank. In 2021, Tunki’s functionality was expanded to enable users to send and receive payments to and/or from the Plin network which enhanced its offering, giving it access to a user base of approximately 9.8 million Plin users across seven financial institutions.

In 2022, we focused on two key aspects of the business: (i) increasing the number of clients and the onboarding of existing clients, and (ii) increasing the balance of funds in clients’ checking accounts thus building a strong financial sources and improving our revenue sources.

Pursuing its first main goal, Interbank focused on simple, faster and secure onboarding of existing clients, as well as on the growth and acquisition of new clients either through digital acquisition or through physical channels, assisting stores, service providers or other customers to accept digital payments. During 2022, Interbank has significantly reduced the cost of acquisition of new digital clients and increased the conversion rate optimization of online customers through the diversification of our digital channels. For instance, in 2021, Interbank received 95.0% of its digital leads from Google, as compared to 2022, when around 40.0% of its leads originated from Google while the remaining 60.0% was originated from other channels like Meta or TikTok. Interbank also implemented artificial intelligence-based models in order to predict the kind of merchants more likely to use its payment solutions. This assisted Interbank on approximately doubling the number of active merchants as of December 31, 2022 as compared to December 31, 2021, achieving activity ratios closer to 43% during the year ended December 31, 2022, compared to 21% during the year ended December 31, 2021. As a result of these efforts, Interbank had, in the year 2022, approximately 200 thousand new SME clients, and over 350 thousand new digital merchant clients.

Pursuing its second goal, Interbank focused on streamlining its tools and systems, aiming at the simple use of money by its clients. In 2022, Interbank trimmed certain functionalities of its app, emphasizing its most relevant functionalities, particularly those related to digital wallets. As a result, we noted that our merchant clients increasingly applied their money towards digital payments (Plin), instead of withdrawing it. These actions boosted the balance in our digital wallets and commercial accounts, and, as of December 31, 2022, the balance of our commercial accounts was S/60 million. Additionally, as of December 31, 2022, the number of Tunki users was 2.5 million compared to 1.6 million as of December 31, 2021.

With the acquisition of the remaining 50% equity interest in Izipay in April 2022, we expanded our growth and influence in the payments segment. Izipay is a fast-growing payments company with three business lines (acquiring, correspondent banking and credit cards processing). We believe that with the increased adoption of mobile devices by merchants and consumers as a form of payment, Izipay offers a safe, seamless, digital, mobile first and affordable solution so that individual entrepreneurs, micro-merchants and SMEs can be self-sufficient at all times and offer payment options to consumers using mobile devices. As of December 31, 2022, the number of Izipay merchant active accounts (merchant codes) in Peru was 1 million compared to 0.7 million as of April 2022.

Convenient and innovative nationwide omni-channel distribution network with a distinctive customer-oriented approach

We believe that our convenient and innovative nationwide retail distribution network together with a dedicated sales force and financial advisors, allow us to better reach our customers, and this combination has differentiated us from our competitors. Interbank has one of the most convenient and extensive retail banking distribution networks in Peru and is currently present in almost all of Peru’s regions. Our focus on digital transformation allows us to help our customers to interact with us in an easier and more efficient way and allows customers to migrate from the use of physical infrastructure to digital platforms. For instance, we have shifted monetary transactions operated through our branches to digital channels. Total monetary transactions have been increasing at a CAGR of 23.6% from 2018 to 2022 driven by monetary transactions through our mobile and internet banking which have increased at a 71.2% CAGR for the corresponding period, even though monetary transactions through our financial stores have been decreasing at a CAGR of 21.1% from 2018 to 2022. We believe this optimization of our distribution footprint has enabled us to reach our clients more efficiently, allowing them to perform transactions when and how they want to, at lower marginal costs for Interbank.

Interbank has built a convenient omni-channel distribution network in Peru, serving over 5.5 million customers. As of December 31, 2022, Interbank had 164 financial stores and operated the third-largest ATM network in Peru with 1,554 ATMs, which includes one of the largest out-of-branch ATM network (under our Global Net brand). Interbank has the largest number of financial stores inside supermarkets in Peru. Moreover, with the intention of providing underserved customers with more convenient services, Interbank operates a network of correspondent agents, called Interbank Agentes. The correspondent agent concept consists of providing third-party commercial establishments with low-cost electronic terminals which allow Interbank’s customers to perform basic cash-based operations such as cash withdrawals, credit card and bill payments, and deposits at a lower marginal cost to Interbank relative to transactions performed in our financial stores. As of December 31, 2022, Interbank had 5,672 correspondent agents (including its external network).

Since 2013 and in line with our strategy, we have implemented a profitability model for financial stores and ATMs which ranks them according to certain profitability metrics relevant to each distribution channel. This has allowed us to identify the less profitable units in order to close them and to prioritize new openings in more strategic locations with higher demand for value-added financial services. As a result, the number of financial stores, which peaked at 290 in 2016, has decreased by 43.4% to 164 as of December 31, 2022, while productivity of financial stores, measured as the volume of retail deposits sold per branch, has decreased. This droves retail deposits per branch to grow from approximately S/12,709.2 million per branch as of December 2017 to approximately S/23,670.0 million per branch as of December 2022. Likewise, Interbank’s market share in retail deposits under SBS GAAP grew from 12.6% as of December 31, 2017 to 14.9% as of December 31, 2022. Additionally, the number of ATMs has decreased to 1,554 in December 2022 from 2,052 in 2017. Furthermore, the number of Interbank and Interseguro sales agents has increased from 961 in 2017 to 1,077 in 2022, while call center agents increased from 321 to 466 in the same period. The COVID-19 related lockdowns accelerated customer adoption of the call center, which has become a more relevant channel to interact with our customers as well as to answer questions regarding assistance to help address the crisis. Likewise attending to queries via Whatsapp also became a common and efficient point of contact with our customers.

Interseguro offers and sells its annuities and individual life insurance products through its own dedicated sales force to ensure the delivery of high-quality service and advice to customers. Interseguro’s specialized sales force is trained to provide a differentiated service for various customer types. As of December 31, 2022, Interseguro employed 94 agents exclusively dedicated to selling annuities and 436 agents to selling life insurance products. Due to the COVID-19 pandemic, Interseguro retooled its sales force to provide customers with a 100% remote assistance and digital operation. Prior to the pandemic, sales in annuities and life insurance products were only conducted in-person, but digitalization of these sales was accelerated.

In addition to its own sales force, Interseguro leverages on the retail distribution capabilities of Interbank and those of Intercorp and of Intercorp Retail to offer simple low-cost premium insurance products, such as credit life insurance, SOAT, card protection, loan protection, extended warranty and accident insurance.

Inteligo has developed a proprietary financial advisory model that has been a key pillar in sustaining its growth. The model considers the financial objectives of its customers and emphasizes risk analysis and continuous monitoring with portfolio rebalancing. Along with this, Inteligo has been able to successfully serve its customer base in order to deliver tailored products and advice.

Izipay has built and developed a well-recognized trusted brand. Izipay’s communication and marketing efforts play an important role in building brand visibility, usage and overall preference among customers. Also, Interbank’s and Intercorp Retail existing clients represent a sizable opportunity to cross-sell products and services with relatively low incremental marketing and advertising expenses for us. We believe that Izipay’s range of services, many of which can be used for both business and personal needs, represents an opportunity to further increase engagement with our existing clients. We plan to continually invest in product development to maintain and increase the attractiveness of our products and services.

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

Interbank’s underwriting procedures are based on strong analytics and proprietary models. Additionally, Interbank’s investments in technology and improvements in its ability to process and apply data have enriched our risk models and enhanced their accuracy and predictiveness. Interbank’s credit risk policies are approved by its risk committee and board of directors. Despite Interbank’s concentration in retail loans, which tend to have higher levels of delinquency, Interbank’s past-due loans as a percentage of total gross loans ratio as of December 31, 2022 was 3.0%, lower than the 4.1% average of the three largest banks in Peru. As of December 31, 2022, Interbank’s past-due loans coverage ratio was 163.9%, as compared to the average for the Peruvian banking system of 148.5%, according to the SBS. In general, coverage ratios for Peruvian banks decreased during 2022 due to the reversal of provisions as improved payment behavior was observed across retail loans.

In June 2021, the SBS issued Official Document No. 27358-2021 which revised Emergency Decree No. 037-2021, and reduced the minimum regulatory capital ratio requirement from 10% to 8% from April 2021 to March 2022. As such, the minimum capitalization ratio required by Peruvian banking regulations is 8.5% as of December 31, 2022, plus an additional capital requirement which depends on certain levels of loan concentration in each institution. For Interbank, this additional capital requirement amounts to 1.3% as of December 31, 2022. Interbank’s core equity Tier 1 ratio was 12.0% as of December 31, 2022. Interbank’s capitalization ratio, which is calculated as Interbank’s regulatory capital divided by its risk-weighted assets, was the highest compared to the other three largest banks. Additionally, as of December 31, 2022, Interbank’s capitalization ratio stood at 15.1% as compared to 14.5% for the Peruvian banking system, according to the SBS.

Interseguro’s investment team and its investment management approach have achieved a 7.5% investment return for the year ended December 31, 2022, compared to the Peruvian insurance industry’s 5.8%, according to the SBS, while maintaining prudent levels of risk and following the SBS risk guidelines. The COVID-19 pandemic and rising global inflation have led to a general decline in the global economy and financial markets. Accordingly, Interseguro’s investment strategy was focused on identifying and reducing potential risks in the portfolio and looking for assets of solid companies with strong credit metrics.

Inteligo’s lending services are offered through Inteligo Bank to complement its wealth management business. The decision to make loans to wealth management customers only results in Inteligo’s loan portfolio being fully collateralized by its customers’ assets. Regarding the management of capital, Inteligo Bank’s capitalization ratio, which is calculated as Inteligo Bank’s regulatory capital divided by its risk-weighted assets, was 20.4% as of December 31, 2022, above the minimum capitalization ratio required by the Central Bank of Bahamas of 8.0%.

Izipay demands a letter of guarantee from payment facilitators, so as to partially cover payment defaults. By doing so, Izipay prevents merchants that are listed by OFAC in its Specially Designated Nationals and Blocked Persons List, as well as any merchants that have breached competition, fraud or brand recognition rules enforced by the Peruvian Antitrust Authority (Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual – “Indecopi”) from signing up to its services.

Diversified funding base with strength in retail deposits

IFS has a competitive funding structure. We have access to diverse sources of funding, including deposits and debt securities placed in local and international capital markets. The majority of our funding comes from low-cost customer deposits, which demonstrate our customers’ trust in our franchise and enables us to achieve attractive lending spreads. At Interbank, as of December 31, 2022, 75.6% of its total funding base was comprised of deposits. Interbank’s deposit base is broad and fragmented, such that it is not dependent on a certain type of customer, which provided Interbank with an average cost of funding of 2.4% for the year ended December 31, 2022 and 1.3% for the year ended December 31, 2021.

Interbank has been a significant player in the Peruvian banking industry with a market share of demand, savings, and term deposits of 10.7%, 17.5%, and 11.7%, respectively, as of December 31, 2022, according to SBS. Moreover, our strategic focus on retail has allowed Interbank to gain market share in retail deposits over the years reaching 14.9% as of December 31, 2022 as compared to 12.8% as of December 31, 2016, providing us with a healthy funding base.

Given our competitive advantage in the retail segment, over the last two years, increased growth in deposits was attributable to an increase in our clients’ liquidity as the result of (i) partial cash withdrawals from CTS accounts systemwide and the private pension system, (ii) commercial deposits related to unused funds from the Reactiva Perú program, and (iii) the widespread adoption of a “savings” mindset, all as a result of the effects of the COVID-19 pandemic.

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

We are focused on attracting, developing and retaining highly qualified personnel and believe that a merit-based culture that emphasizes teamwork enables us to maintain a motivated workforce that delivers high-quality service. Interbank is the only Peruvian company that has been chosen by the Peruvian Great Place to Work Institute as one of the 20 best places to work in Peru for the past 20 consecutive years and one of the top 20 places to work in Latin America in the past nine years. In the most recently available rankings, Interbank was selected number one best company to work for in Peru in the large size category (2022), number one in Latin America (2021), number eleven for women in Peru (2021), number one for work from home in Peru (2021), number seven for diversity and inclusion in Peru in 2021, and number two for millennials in Peru (2021). Similarly, Interseguro was selected as the third best company to work for Peru in the medium-size category (2022) and is the only Peruvian insurance company that has been chosen as one of the top 10 best places to work in Peru (medium-size category) by the Peruvian Great Place to Work Institute. In 2022, Inteligo’s three subsidiaries located in Peru (Inteligo SAB, Inteligo Peru Holdings and Interfondos) participated together under the name “Inteligo Group Peru” and Inteligo Group Peru was selected as the third best company to work for in Peru in the medium-size category. Inteligo Bank’s branch in Panama began participating in the Great Place to Work Institute survey in 2014 and since 2015 has been ranked among the top 10 companies in its category (companies with 30 to 250 employees) in Panama. Similarly, Izipay, as a financial services and payments technology platform that enables digital payments and simplifies commerce experiences, competes for top talent in Peru and the region. We believe that a strong culture focused on employee experiences that enables advancement, learning, and individual career insights is essential to the successful acquisition, development, and retention of diverse talent. To that end, since its acquisition, we have implemented programs at Izipay focused on inclusive hiring practices, enriched virtual new hire experiences, individual coaching and mentorship programs, and ongoing learning opportunities.

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

The alliance’s product offerings include a savings account with payments capabilities (bills, mobile top-ups, cardless ATM withdrawal, interbank in/out transfers, among others), and the first-to-market (and only) PAN-less and name-less debit and credit cards that are delivered as fast as within the hour in locations under Rappi coverage. As of December 2022, RappiBank had 240,191 customers.

Increasingly integrated business platform with synergy potential supported by a strong parent group

Since the introduction of our insurance, wealth management and payments operations alongside our banking operations, we have strived to share and leverage key resources and capabilities across all four segments, which has resulted in enhanced revenues.

Our banking operations remain our core competency that binds together all our operations, while our insurance and wealth management operations are expected to continue supporting our growth. We believe that our continuous efforts to better integrate our four segments, combined with our focus on digital transformation, our existing distribution channels, experience and knowledge of our customer base and the Peruvian market, is a significant competitive advantage.

Furthermore, our parent company, Intercorp Peru, is one of Peru’s largest economic conglomerates, with activities spanning financial services, retail, education and real estate, among others. In 2022 and 2021, Intercorp Peru’s businesses represented approximately 4.0% and 3.5% of Peru’s GDP, respectively, while generating U.S.$9,846 million and U.S.$7,625 million in revenue, respectively. We believe that being part of this group gives us a competitive edge, because of the group’s deep knowledge of the Peruvian consumer, extensive focus and know-how in the Peruvian retail market, highly visible in-country presence and rapid decision-making capabilities. Intercorp provides significant synergy and cross-selling opportunities for IFS. For example, starting in 2018, we, jointly with Intercorp Peru, launched an effort to strengthen our presence and commercial efforts in seven of Peru’s main regions: Arequipa, Cusco, Trujillo, Chiclayo, Ica, Huancayo and Piura, by leveraging on Intercorp’s already established network.

Also, with the acquisition of the remaining 50% equity interest in Izipay in April 2022, we expanded our capacity to cross-sell products and services and benefit from synergies across all our segments, providing a unique value proposition to our customers.

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

Retain top talent with a unique culture, fostering a strong sense of achievement

We believe that a motivated workforce leads to high-quality customer service, which leads to satisfied customers and better results. To foster a motivated workforce and performance-based culture, we have developed multiple drivers aligned to what matters most to our people. This is demonstrated by our first place ranking among Peruvian and Latin American companies in all our core segments by the Great Place to Work Institute and recently also in the specific rankings for women, millennials and remote work arrangements.

In past years, we had focused on changing the way we work to agile methodologies. During 2022, certain teams have defined their objectives and key results and we are focusing on deploying the methodology to the whole organization. Moreover, we believe we are extremely focused on developing digital, analytical and technological capabilities and changing the mindset of our people to align with these objectives. Furthermore, we continue to attract and retain some of the best talent in the region, as well as continuing to focus on diversity, inclusion, innovation and our values.

Therefore, we have introduced a series of initiatives such as LearnIn Day, Expo Analytics and SALTO. We have also created tailor-made training programs including the Law, Risk and Finance Academies, Learning Plus, Interbank Aprende and Tech University. We have also partnered with top institutions such as Udemy to strengthen a continuous learning culture in our organization.

Additionally, as we strongly believe that career opportunities are one of the best ways to develop our people, we have designed Career Paths for our digital, analytical and technological talent and we continue to rotate our employees throughout the organization. We also maintain our programs focused on young talent. In 2022, we launched the sixth class of our Digital Trainee Program (Tribk) and the twenty-seventh class of our Commercial Trainee Program.

Interbank, Interseguro, Inteligo and Izipay will continue their efforts to attract, develop and retain highly qualified personnel and to maintain a performance-based culture that emphasizes teamwork to keep employees motivated and deliver high-quality service and strong results. In this context, the COVID-19 pandemic has given us the opportunity to attract talented people from all around the world as we do not require them to be physically located in Peru and through our flexible work policy called “Interbank Eres” which allows our employees to work from wherever they prefer.

Strategy

Our purpose is to empower all Peruvians to achieve financial well-being. By doing so in our four business segments, we believe that we can help our clients to access the same opportunities to build and assure their futures. We strive to (i) increase our customer base by leveraging data and analytics with sound risk management skills, (ii) provide the best digital experience based on operational excellence and (iii) become the leading digital financial platform to provide profitable solutions with a clear strategic focus on key businesses such as payments, consumer financing, wealth management and life insurance.

To achieve these goals, we continue working on four main pillars:

•	Developing a simple, resilient and scalable technology platform for current and future growth;

•	Becoming a data driven organization with deep understanding of Peruvians and consumer preferences;

•	Attracting and developing the best talent within our remote-fist framework;

•	Becoming a leader in sustainable operations within our segments in Peru.

Growth with strategic focus on key businesses

We have built a financial platform that is very focused on areas in which we believe we can find a unique combination of our own key capabilities, coupled with potential for growth and profitability: Interbank is a universal bank with strategic focus on retail banking; Interseguro is an insurance company focused on life and annuities; Inteligo is an advisory firm for the emerging wealthy; and Izipay is the pillar for building our payments ecosystem.

Interbank is a universal bank with strong market share in retail and a strong focus in consumer finance, which represents 61% of our loans portfolio, compared to 54% of the total loans outstanding within the Peruvian Banking system as of December 2022, according to data from SBS. We are continuously improving our value proposition for different customer segments including improvements to products such as accounts, payments and financing. We have developed several digital features and products to serve different customer needs, such as: the loyalty program Interbank Benefit, the digital wallet Tunki, the budget tool Mis Finanzas, the digital savings account Piggybank. In order to ensure we deliver customer-oriented products, these solutions have been designed together with our innovation lab LaBentana. We have a goal to grow our retail deposits at a faster rate than that of the Peruvian banking system while optimizing our physical distribution channels. As part of this optimization, we have reduced the number of Interbank financial stores by over 40% as of December 31, 2022 from its peak in 2016. Moreover, our expertise and digital strategy in retail banking has allowed to improve our relationship with our customer, while increasing profitability, growing customer, raising cross-selling and boosting operating leverage.

Within commercial banking, our priority is to be the preferred bank for Peruvian businesses with a strong focus on profitability. More than half of our commercial loan portfolio outstanding as of December 31, 2022 was allocated in what we consider to be very low risk corporate clients while the remaining of the portfolio was placed to SMEs, a segment that is riskier but more profitable due to our special knowledge and expertise on key products and industries. In this context, our value proposition for commercial clients is based on (i) delivering customer oriented digital solutions, (ii) building long lasting relationships, (iii) developing strong expertise in relevant sectors, and (iv) having a fast decision-making process. We want to create value for our customers by becoming their transactional bank, connecting and collaborating with their suppliers, customers, employees and communities, co-creating products and services, all focused on their own ecosystem. We aim to provide the best self-service and automated credit experience for commercial clients by offering them with a 100% digital journey focused on cash management solutions such as Cuenta Negocios, sales financing such as CIMA, sustainable loans, and easy and transparent ways of managing payments, such as Cobro Simple, Cuenta Sueldo and through Izipay.

In our insurance segment, Interseguro is strategically focused on life insurance and its life insurance portfolio has had a fast growth rate in recent years. During the year ended December 31, 2022, the premiums earned from life insurance customers represented 89% of Interseguro’s total premiums earned, compared to the average of 52% of life insurance premiums earned over total premiums earned in the industry as of December 2022, according to data from SBS. Within our life insurance practice, we focus on annuities, individual life and retail insurance, directing our efforts towards an end-to-end experience in our customers’ journey, from the issuance of an insurance policy to the after-sale services we offer to clients. In this context, our digital offering is gaining relevance. As an example, digital mandatory auto insurance (Seguro Obligatorio de Accidentes de Tránsito, or “SOAT”) policies accounted for 78% of total SOAT sales in the month of December 2022. Additionally, our after-sale offerings are expected to become a virtual self-service experience, with the aim of ensuring customers have a simple and positive interaction with us and positive development in digital indicators.

In our wealth management segment, Inteligo’s primary focus is to preserve and enhance the wealth created through people’s careers and lifetime. The approach is focused on its value proposition, offering digital onboarding and products and services by segment, with a 360-degree view of its customers. To acquire depth knowledge of the needs of its customers, Inteligo cultivates a culture of closeness with them, while also leveraging the wide array of financial products that can be offered through its subsidiaries, as well as through IFS’ platform. In this context, we have been able to achieve good financial results through a low-intensity capital business model uniting cost efficiencies and diversified sources of revenues over the years, as we complement our products and services across all IFS’ business segments.

Finally, in our payments section, Izipay is a key player to our goal of creating the largest payments ecosystem in Peru. Izipay is a payments company and provider of products and services related to payments acquirer, a correspondent bank and a credit cards processor. Izipay is one of the leaders in the physical card payment business in Peru. At Izipay, we are growing our core business by increasing adoption of our digital payment methods, while increasing synergies with our other segments.

We believe Izipay will strengthen our strategic and competitive positioning in the payments landscape in Peru and will allow us to explore new sources of growth and monetization opportunities. Moreover, it represents additional potential for merchant financing and additional services for merchants, complementing its value proposition with Interbank’s product suite, together with some existing synergies with our banking business. We are currently building and testing the use of Izipay solutions to Interbank’s merchant clients and their micro-loans, providing significant cross-selling opportunities and enhancing customer loyalty.

We aim to become the preferred option for our individual and commercial customers and to help them achieve financial well-being and growth by understanding and anticipating their needs, as well as by offering financial solutions that can be deployed at every contact point with the clients in real time, including in-person and digitally, and in real time. We believe that maintaining a trustworthy and transparent relationship with our customers, together with the superior, simple, mobile, agile and personalized experience that we offer, brings us closer to this goal. Our highly recognized and trusted brands in each of our segments (Interbank in banking, Interseguro in insurance. Inteligo in wealth management and Izipay in payments) are a testament to our focus on this objective. Our subsidiaries are leaders in their respective industries and, by focusing on our strengths, values and solid relationships, we plan to continue evolving and growing.

Create the largest payments ecosystem in Peru

We strive to provide solutions to address the payment needs of people and companies by creating a payment ecosystem that seeks to build a strong bond with our customers, focusing on five pillars: (i) growing number of customers and transactional volumes by extending merchant coverage, improving customer experience and banking the unbanked, (ii) replacing cash by banking unbanked accounts, through pre-paid cards and through our open APIs that allow partners to access our account opening and basic financial-transaction services, (iii) scaling up e-commerce initiatives such as those related to marketplace and our Buy Now Pay Later solution, (iv) creating new consumer finance product offerings based on the information provided by people using our payment initiatives, and (v) offering financing and aggregated services to merchants.

Moreover, our payments ecosystem benefits from having strong solutions on both ends of the market. On the retail customer side, Izipay has a strong market share, as well as knowledge of the traditional and digital card payments. On the merchant side, Izipay complements the role of Interbank’s digital wallet Tunki of interacting with Peru’s unbanked population. It also complements Interbank’s sales financing tool CIMA, while our shared directory Plin allows us to interact with customers from other banks and serves as a bridge between retail customers and micro-merchants. This wholesome ecosystem also allows us to scale up our other initiatives such as our e-commerce solutions, our marketplace Shopstar and the Buy Now, Pay Later solution Divídelo.

Tunki is our digital wallet and is mainly focused on the unbanked population and was built based on a 100% digital experience from onboarding to the customer care experience. It is a free application that allows users to create a digital mobile wallet to send and receive payments, P2P and P2MB, without previously having an account with Interbank. As of December 31, 2022, the number of Tunki users was 2.5 million compared to 1.6 million as of December 31, 2021. While the user base is constantly growing, in numbers and in activity, we plan to strength our value proposition with new financial products to become an “entry-level” bank to unbanked people.

Plin is a P2P and QR code payment solution which interacts with multiple financial institutions and serves as a bridge between the banked and the unbanked through cell phones, as services may be conveniently accessed through the Interbank app. These payments are offered around-the-clock and are commission-free to all enrolled customers. Interbank is currently one of seven financial institutions that are Plin’s partners. As of December 31, 2022, Plin reached 9.8 million users.

CIMA is a 100% digital financing solution with immediate disbursement that allow small merchants to access working capital loans they need to grow their businesses quickly and easily.

Divídelo is the name of our Buy Now, Pay Later solution which is already connected to over 40 e-commerce businesses in Peru and growing.

Shopstar is an online marketplace aiming to become the preferred e-commerce option for IFS customers and a sandbox to evaluate some of our initiatives such as Divídelo. It was created from the insight that many of our customers were not comfortable buying on e-commerce but would be willing to try it in a platform that was supported by Interbank. As of December 31, 2022, Shopstar had approximately 130 thousand users.

Interbank is continuously searching for alliances and opportunities in the digital market as well as in the payment ecosystem.

The best digital experience based on operational excellence

We want to deliver a seamless and superior experience to our customers, while becoming more relevant to them. We believe that acting on these goals will allow us to more effectively serve our customers, enabling them to get what they want, when they want it, and how they want it. We believe that the key to ensure that our customers will have the best experience when interacting with us is to create unique experiences throughout their customer journey, including during new client acquisition, on-boarding, customer development to earn loyalty, and during retention stages. We have been implementing various initiatives to improve the customer relationship cycle.

We seek to build entirely digital solutions for the customer journey and accelerate the growth of our customer base by creating innovative and distinctive tools that deliver financial solutions to people, micro-merchants and all types of business in an accessible and efficient way, throughout all our business segments.

With the Izipay acquisition, we have further expanded our digital ecosystem by becoming a provider of financial services and technology solutions that enable consumers, individual entrepreneurs, micro-merchants, SMEs, in Peru, to make and/or process payments in a safe, seamless, digital, mobile first and affordable manner. Izipay operates a national, two-sided network at scale that helps merchants and consumers connect, transact, and complete payments, whether they are online or in-person. As of December 31, 2022, the number of Izipay merchant active accounts (merchant codes) in Peru was 1 million compared to 0.7 million as of April 2022.

Izipay is one of our accelerated growth initiatives focused on creating the largest payments ecosystem in Peru and is being integrated with Interbank to create a seamless digital journey for customers. Izipay’s approach is focused on providing a best in-class customer experience and expanding our value proposition for merchants and consumers by partnering with merchants to grow and expand their business online and in-store, and providing consumers with simple, secure, and flexible ways to manage and move money across different markets, merchants, and platforms and simplifying their shopping experiences. Our aim is to anticipate user’s needs and make relevant suggestions to support business management and growth.

At Interbank, we have built a seamless digital customer journey with teams dedicated to improving each step of the customer experience. We believe that a strong on-boarding leads to higher engagement from customers while an increase in engagement will create a tangible higher NPS and lower churn. In digital, we are focusing our efforts on expanding the products and self-service interactions, continuing to foster the adoption of digital channels by our customers, adding new features according to their needs, and ensuring that interactions with our customers are safe and secure.

Within commercial banking, we are working on a radical simplification of our products and processes together with digitalizing each point of contact with us. Moreover, one of the most important points of contact for our clients is the post sales division, where we solve inquiries, claims and any operational issues that our customers have, using channels like the WhatsApp for businesses or the virtual chatbot.

Regarding our cash management platform, it has three types of client groups based on sales volume, which allows us to employ different strategies accordingly. For large corporations, we focus our efforts on generation of fees from cash management and corporate finance; for medium-sized companies we focus on growth, productivity and cash management; and for small companies we focus on sustainable growth and productivity with strong support from analytics and collection. For small businesses, since its introduction in August 2018, our Cuenta Negocios, an account that can be opened 100% digitally, has grown to 186,000 accounts as of December 31, 2022.

Within retail banking, we have developed several high impact digital solutions based on customer preferences and needs. These solutions have been designed together with our innovation lab LaBentana based on deep understanding and research, as well as through certain co-creation with our customers. We have decided to make all our solutions available in our Interbank App, which we strongly believe to be our most valuable channel going forward in our relationship with our customers, considering the decrease of in-person interaction. Over the year 2022, the percentage of financial transactions performed on Interbank’s branches over the number of total transactions has continued to decrease, declining 11% compared with the percentage of transactions performed in-person during the year 2021. In contrast, digital sales have increased during the year ended December 31, 2022, reaching 64% of Interbank’s total sales from 57.8% during the year ended December 31, 2021.

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

At Interseguro, we want to be the preferred and most convenient digital insurance company, using active listening mechanisms to improve customer experience and be characterized as a data driven organization to gain a competitive advantage against our peers. In this sense, the digital journey started with the launch of the online sale of SOAT in 2016 and continued with the sale of new digital products such as travel insurance, car insurance and individual life insurance. In addition, Interseguro accelerated the digitalization of its sales of annuities and life insurance products. For example, Vida cash, a 100% digital life insurance, has been gaining relevance in the life insurance business from being inexistent years ago to represent more than 39% of premiums of the individual life policies outstanding in Peru as of December 31, 2022.

At Inteligo, we focus on offshore wealth management services and have launched a digital platform that allows on-boarding, financial planning, and advisory and execution services to be part of our digital customer journey. Moreover, our value proposition is centered on giving what we consider to be the best investment advice possible and to be able to do so, we maintain relationships with our customers to acquire in depth knowledge of their needs. Apart from being knowledgeable about our customers’ needs, we believe we can be more responsive as a result of a horizontal organizational structure and entrepreneurial mindset. Additionally, our competitive edge is adapting to the changing needs of our customers to give them agile solutions. As an example, since 2021, Inteligo Bank has been developing new digital products and services for its clients, complementing the previously existing services provided by their relationship officer under a “phygital” model.

We will continue to focus on our digital transformation to enhance efficiency through the automation of internal processes and use of technology. Our goal is to be more efficient while utilizing fewer resources in our customer interaction.

Resilient, simple and scalable technology

To achieve all of the above, we believe that building a scalable, flexible, trustworthy, stable and secure technological platform is essential. We believe that we have deployed the key initial investments necessary to scale our platform and are committed to continue to improve it by maintaining and updating our current levels of investment in technology.

Our IT strategy is focused on working in collaboration with open technological platforms to transform our operations supporting the digital-only approach. Our focus is based on three main areas of work: (i) resilience, (ii) journey to cloud, and (iii) world-class security. What we refer to ‘resilience’ is maintaining up-to-date critical core applications and high performance and stability of our technological platforms. Our ‘journey to cloud’ refers to the modernization of the main applications towards cloud native versions and the evolution of the cloud operation governance model. Finally, our ‘world-class security’ goal is to have the adequate equipment, processes and tools that allow us to operate in a safe environment on a daily basis.

In this context, Interbank continuously invests in the update of core applications while additional effort and resources are invested in the digitalization and transformation of processes and channels in order to provide an entirely digital experience to all customers.

Moreover, we have moved from working with 17 teams within our agile digital solutions framework in 2017 to more than 110 teams in such framework as of December 31, 2022, allowing us to substantially decrease time-to-market and to develop more innovative ideas.

Additionally, during the year 2022, we have bolstered our investments in cybersecurity as we believe security is essential for our platform to continue to enable our digital transformation. General-purpose technologies have also been implemented to our operations to mitigate cybersecurity risks and these controls are constantly evolving and being aligned with industry trends.

We strongly believe that our IT strategy will allows us to deliver high standards of cybersecurity and compete with high performing players in the region, including financial incumbents and digital disruptors.

Strengthen a data driven organization

Our advanced analytics capabilities are being enriched with new sources of data and new tools that technology offers, such as cloud, real-time decision, machine learning, deep learning, artificial and continuous intelligence and big data. We aim to have a deep understanding of the habits of Peruvians, both individuals and companies, as we believe that a deep knowledge of our current and potential customers’ characteristics and adapting to their behavior is important to better serve them, and to offer them the best solutions according to their needs and risk profile.

In this context, at Interbank, our goal of deepening our understanding of Peruvians focuses on three strategic areas: (i) marketing analytics, (ii) risk, and (iii) collections.

In marketing analytics, we aim to anticipate the needs of our customers with personalized and timely solutions. We are evolving from advanced analytics to artificial intelligence to deliver personalized, real-time experiences to all our customers. At the end of 2022 we had over 300 retail and risk models that use over 2,500 variables, most of which are in the cloud. We are focused on improving time-to-market, as well as increase the number of personalized offers. In this way, we connect with our customers with higher impact in engagement at a more efficient cost.

Secondly, our ability to assess our customers risk profile in the correct manner, together with our balanced portfolio approach, has allowed us to grow in healthy manner. We focus on improving our assessment, through more and better models and using as much information as possible. Furthermore, we have been able to deliver contextual credit offers digitally in real and near real time which allows us to maximize the relationship with strong credit customers, while generating a sense of togetherness and loyalty.

Finally, we also apply advanced analytics to improve our debt collection process, creating an efficient, digital and empathetic experience. As for example, machine learning models have allowed us to improve contestability and response, as well as the contact with customers. This has been important to develop a self-service environment that gives our customers flexibility in an easy and empathetic manner.

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

Through analytics, we are working to become the digital ally in hearts and minds of Peruvians.

Unique working environment to capture and retain the best talent worldwide

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

We also believe that diversity makes us stronger and enhances our innovation. For this purpose, we have introduced a series of initiatives such as Expo Analytics, Interbank Hackathon, Innovaton, Interbank Datathon, as well as Innovation Day at the Intercorp Peru level. We have also created training programs including the Agile Academy, Tribk, and the Interbank Tek program.

As talent is considered by us as one of our main pillars, we seek to capture and retain the best talent worldwide. This is possible because our flexible remote work framework ERES, launched as a response of the pandemic, is a competitive advantage in the context of digital financial services and allows us to stay connected while achieving our goals wherever we are. Our ERES framework has allowed us to attract regional talent on key positions.

We continue building on the pillars of our corporate culture: leadership, horizontality and growth. They help us promote an environment of transparency, openness, and personal and professional development, especially in such areas as data, digital and soft skills. Additionally, we are searching the balance between organizational agility and culture to generate more value in the business and engagement in our teams.

Interbank, Interseguro, Inteligo and Izipay will continue their efforts to attract, develop and retain highly qualified personnel and to maintain a performance-based culture that emphasizes teamwork to keep a motivated workforce that delivers high-quality service and strong results.

An ESG framework embedded in our management

At IFS, we are positively impacting our stakeholders and building an organization focused on sustainability. In this context, our culture is centered on respect for the environment; responsible social practices; encouraging inclusion, equality and diversity; and having world class corporate governance standards.

Moreover, we are adopting stronger and more widespread ESG practices to drive value creation not only for shareholders, but for all stakeholders over the long term. Our ESG initiatives include actions in three areas:

•	Environment:

•	Measuring our carbon footprint, developing sustainable office infrastructure, and implementing recycling, and energy efficiency strategies;

•	Following the guidelines of the Science Based Targets initiative, we are currently defining science-based targets to contribute to Net-Zero by 2030;

•	Following the guidelines of the Science Based Targets initiative, we are currently defining science-based targets to contribute to Net-Zero by 2050;

•	Identification of financial risks on infrastructure derived from climate change.

•	Social:

•	Focus on creating an environment of a great place to work in order to attract, select, retain and develop the best talent;

•	Focus on our zero tolerance policy on sexual harassment, women in leadership and workplace inclusive practices;

•	The creation of a Diversity, Equity and Inclusion Policy approved by the Board;

•	The creation of a Diversity, Equity and Inclusion Committee;

•	Corporate volunteer community program;

•	Digital payments, digital savings accounts, micro-credit, micro lines of credit, financial protection and wellbeing, contributing to financial and sustainable inclusion;

•	Initiatives that support financial education and digital literacy;
•	Governance:

•	Best corporate governance practices in terms of board composition, diversity and transparency of social and environmental indicators;

•	International standards, alignment with PCI DSS/NIST CSF and SBS compliance;

•	Reinforced security protocols for enabling remote work and strong CyberSOC capabilities to prevent, detect, react timely for cyber threats.

Through ESG Finance, IFS offers new financial instruments that will facilitate the transition to a low carbon economy and stimulate sustainable development. As of December 2022, we have disbursed 167 million dollars in sustainability-linked transactions. Moreover, we are currently working with IDB Invest to set in place a scalable ESG Finance Framework.

In 2022, IFS has participated in the S&P Global Corporate Sustainability Assessment and reached a score of 62 points, 9 points above the registered for the first time in 2021 and 16 points above the 2022 industry’s average.

Banking Segment

Overview

Interbank provides retail and commercial banking services to more than 5.5 million total customers as of December 31, 2022, which includes more than 5.3 million retail customers and approximately 152,232 commercial clients. It is the fourth largest bank in Peru in terms of total assets and total loans, and third largest in terms of total deposits, with market shares of 13.3%, 12.7% and 13.5%, respectively, as of December 31, 2022 according to the SBS. Interbank is focused on fast-growing and highly profitable retail banking businesses, such as credit card financing, payroll deduction loans to public employees and mortgages, as well as Peruvian corporates and medium-size companies within commercial banking.

Given this focus, 53.6% of Interbank’s gross loans as of December 31, 2022 correspond to retail banking, compared to 36.2% for the Peruvian banking system, according to the SBS. Interbank is the second largest provider of consumer loans, the leading player among private banks in payroll deduction loans to public sector employees and the third largest bank in retail deposits in Peru. As part of its strategy to serve retail banking customers, Interbank has one of the most convenient and extensive retail banking distribution networks in Peru and is currently present in 23 of Peru’s 25 regions. Interbank serves its customers through 164 financial stores, 1,554 ATMs throughout Peru, which is the third-largest ATM network nationwide and one of the largest out of branch ATM networks, and 5,672 correspondent agents (includes external network), and a digital platform including a mobile app with 70.9% of 100%-digital customers as of December 31, 2022.

In the commercial banking line of business, which represents 46.4% of Interbank’s gross loans as of December 31, 2022 according to the SBS, Interbank focuses on high margin and fee generating products such as leasing, structured finance, cash management, trade finance and factoring in its commercial lending business. These products and services are attractive not only for the financial margins they offer, but also for the fee income they generate. In addition, these products and services enhance customer loyalty and provide significant cross-selling opportunities.

For the years ended December 31, 2022, 2021 and 2020, Interbank’s net results were a net profit of S/1,374.1 million (U.S.$360.3 million), net profit of S/1,360 million (U.S.$341.2 million), and net loss of S/5.7 million (U.S.$1.6 million), respectively. As of December 31, 2022, 2021 and 2020, Interbank had shareholders’ equity of S/7,478.8 million (U.S.$1,960.9 million), S/7,002.0 million (U.S.$1,756.2 million) and S/6,224.5 million (U.S.$1,719.0 million), respectively. Interbank’s ROE and ROA for the year ended December 31, 2022 were 19.8% and 2.0%, respectively. Interbank’s ROE for the years ended December 31, 2021 and 2020 was 21.0% and negative 0.1%, respectively, and ROA for the years ended December 31, 2021 and 2020 was 2.0% and 0.0%, respectively. See “Item 4. Information on the Company—Business Overview—Non-GAAP Financial Measures” for an explanation of the adjustments made in 2020.

COVID-19 Measures

During 2020 and 2021, the Peruvian government implemented extraordinary measures to secure the continuity of the economy’s payment chain. The main measures implemented in the financial system were related to facilities for loans rescheduling (payment deferrals), suspension of counting of past due days, partial or total withdrawal of deposits for CTS, Repo operations with the BCRP and the launch of credit programs guaranteed by the Peruvian Government, such as Reactiva Perú.

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

As of December 31, 2022, retail loans represented 53.6% of Interbank’s total loan portfolio outstanding as compared to 36.2% for the Peruvian banking system under SBS GAAP. Furthermore, Interbank’s strategy also seeks to continue capturing low-cost funding through a stable and diversified deposit base. The following charts show Interbank’s and the Peruvian banking system’s retail gross loans breakdown according to the SBS as of December 31, 2022.

Source: SBS.

Retail Loans

Retail loans consist of consumer and mortgage loans. Interbank classifies its consumer loans into three categories: (1) credit cards and (2) payroll deduction and (3) personal loans.

Consumer Loans

(1) Credit cards. Credit cards represent the largest portion of Interbank’s consumer loan portfolio in terms of outstanding loans. Interbank offers its retail customers two major credit cards: VISA and American Express. Interbank has an exclusivity agreement with American Express for its Centurion line of credit cards in Peru. Interbank also offers credit cards with different value propositions catering to each customer segment.

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

(2) Payroll deduction loans. Payroll deduction loans to public sector employees such as police officers, teachers and army employees, Interbank ranks first among private banks in Peru in terms of payroll deduction loans to public sector employees, with a market share of 22.3% as of December 31, 2022 as compared to 25.2% as of December 31, 2021.

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

(3) Personal loans. Personal loans include cash loans, student loans, and collateralized cash loans. Cash loans have a term of up to 60 months and a grace period of up to two months. In addition, collateralized cash loans allow customers to include savings accounts or real estate as collateral, have a term of up to 60 months and a grace period of up to two months.

Mortgage Loans

Interbank offers fixed rate mortgage loans with a typical term of 20 years and a typical down payment of 20% denominated in either U.S. dollars or soles.

Interbank’s mortgage loans outstanding grew at a CAGR of 9.7% between December 31, 2018 and December 31, 2022 compared to a CAGR of 7.4% for the Peruvian banking system in the same period. Between December 31, 2021 and December 31, 2022, Interbank’s growth in mortgage loans outstanding was 8.6%, compared to 7.6% for the Peruvian banking system over the same period. For 2021, Interbank’s growth in mortgage loans outstanding was 10.5% with respect to 2020, as compared to 8.9% for the Peruvian banking system over the same period. For 2022, Interbank’s mortgage loan balances amounted to S/9,306.2 million, of which 93.1% were denominated in soles and the remaining 6.9% in U.S. dollars. For the year ended December 31, 2021, Interbank’s mortgage loan balances amounted to S/8,572.8 million, of which 90.9% were denominated in soles and the remaining 9.1% in U.S. dollars.

Interbank also provides residential construction loans to real estate developers. Although these loans are reported within the commercial banking portfolio, they are managed together with retail banking mortgages because of the synergies between the businesses. Financing real estate projects provides Interbank with an opportunity to market mortgage loans to home buyers.

In 2001, the Peruvian government launched the Nuevo Crédito Mivivienda program, a social initiative to promote the construction of low-income housing, of which Interbank is an active participant. As of November 2022, the Mivivienda program had successfully disbursed 12,353 loans, mainly to develop multi-family buildings. The Nuevo Crédito Mivivienda program provides direct funding to match each loan underwritten by banks, as well as credit risk coverage for up to two-thirds of any realized loss. Furthermore, the program subsidizes interest rates by rewarding the end customer with direct financial incentives if payments are kept current.

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

Cuenta Millonaria is Interbank’s fastest growing savings account, which may be denominated in soles or U.S. dollars. The Cuenta Millonaria account allows accountholders to participate in sweepstakes to win prizes such as apartments, cars, courses of studies, among other prizes.

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

Investment accounts

Interbank offers time deposits, certificates of deposit (“CDs”) and CTS accounts denominated in soles, U.S. dollars, and Euros (only for time deposits), to customers who may or may not have a checking or savings account with Interbank.

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

Commercial Banking

Interbank’s commercial banking is organized in three business units: (1) corporate; (2) medium-size businesses and (3) small businesses.

As of December 31, 2022, Interbank was the fourth largest bank in terms of commercial loans outstanding, with a total commercial loan portfolio amounting to S/20.9 billion, representing a 9.2% market share, while its past-due loan ratio stood at 3.1%, the second lowest among the largest four banks in Peru.

The following charts show Interbank’s and the Peruvian banking system’s commercial gross loans breakdown according to the SBS as of December 31, 2022:

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

Corporate Banking

Interbank’s corporate banking unit is primarily responsible for providing services to companies with annual sales exceeding S/100.0 million or are part of a large economic group. Interbank’s corporate banking unit provides investment banking, structured finance and other sophisticated banking products to meet the needs of its target clients. Furthermore, Interbank focuses on developing a relationship with each client and promoting fee-related and low-risk products, such as supply chain financing, collections, transfers and foreign exchange services, all tailored to meet the particular requirements of each client.

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

Cuenta Negocios. The only 100% digital current-account for businesses in the Peruvian market. This account can be opened by customers following a very simple process, with no physical documentation required. Cuenta Negocios is the principal client acquisition tool in ourcommercial banking business. It also supports many other of our products, such as factoring.

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

Interbank intends to take advantage of the growing importance of China in Peru’s foreign trade by facilitating trade and investment with both countries. In 2007, Interbank established a Commercial Representative Office in China in order to provide financial services to Peruvian and Chinese companies wishing to trade in either market.

Supply Chain Financing. Interbank’s electronic factoring products enable our clients to pay in advance and at a discount to their suppliers. We have a 100% digital-platform for the onboarding of new providers. New customers can also open a Cuenta Negocios during that same process.

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

Institutional Banking

Interbank’s institutional banking unit serves primarily non-profit public and private organizations, international entities, educational institutions and nongovernmental organizations. As of December 31, 2022, the institutional banking unit had more than 760 clients and S/7.3 billion in current account deposits and S/4.4 billion in time deposits, accounting for 26.2% of Interbank’s total deposits.

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

Distribution Channels

Interbank has built and developed one of the best omni-channel platforms that combine physical and digital presence, serving over 5.3 million customers as well as non-customers across Peru.

In terms of physical presence, Interbank has developed a highly convenient network. As of December 31, 2022, Interbank had 164 financial stores and operated 1,554 ATMs, the third-largest ATM network in Peru and the largest out-of-branch ATM network. Interbank has the largest number of financial stores within retail locations in Peru. We have 58 financial stores in the aggregate across Plaza Vea, Vivanda and shopping malls. Moreover, with the intention of offering greater convenience as well as providing underserved customers with greater access to financial services, Interbank operates a network of over 5,672 correspondent agents (includes external network) as of December 31, 2022, known as Interbank Agente.

In terms of online channels, Interbank provides any customer or non-customer with the option to have a completely digital experience with the bank, from acquisition and onboarding to the use of its financial products. Its website has a strong commercial focus and manages the bank’s digital acquisition of new customers. Its online banking and mobile application give customers immediate access to its day-to-day transactions and after-sales services and uses those interactions to capture cross-sell opportunities. Furthermore, Interbank has developed other channels that serve specific segments or customer needs. For example, a separate website that serves customers under the Interbank Benefit loyalty program, and “Cuenta Sueldo” is a mobile application for payroll account customers that gives access to discounts and benefits.

The following table shows the number of monetary transactions of each distribution channel:

Number of transactions in December, in millions of soles	2018	2019	2020	2021	2022	CAGR 2018-2022
Financial stores	2.6	2.7	1.5	1.2	1.0	(21.1)%
Off-branch	11.3	14.4	18.4	25.3	31.4	29.1%
ATMs	6.7	6.5	5.5	5.9	6.9	0.7%
Correspondent agents	2.0	2.8	3.4	4.0	3.6	15.7%
Mobile banking	2.4	4.9	9.4	15.3	20.8	71.2%
Other	0.1	0.1	0.1	0.1	0.1	(6.3)%

Total	13.9	17.0	19.9	26.5	32.4	23.6%

The following table shows the percentage of use of each distribution channel, reflecting a transition from the use of traditional channels (branches, ATMs and correspondent agents) to mobile banking:

As of December, Percentage of total	2018	2019	2020	2021	2022
Financial stores	18.7%	15.7%	7.5%	4.5%	3.1%
Off-branch	81.3%	84.3%	92.5%	95.5%	96.9%
ATMs	48.4%	38.4%	27.6%	22.3%	21.3%
Correspondent agents	14.5%	16.5%	17.0%	14.9%	11.1%
Mobile banking	17.4%	28.6%	47.4%	57.8%	64.1%
Other	1.0%	0.8%	0.5%	0.4%	0.3%

Total general	100%	100%	100%	100%	100%

Financial Stores

As of December 31, 2022, Interbank had 164 financial stores in Peru. After peaking at 290 financial stores in 2016, the number of financial stores decreased mainly due to the success in transferring basic transactions from the stores to more efficient channels, the use of online banking and mobile applications, and process improvements. However, Interbank maintains the fifth largest network of financial stores among Peruvian banks, covering 23 of Peru’s 25 regions. A large number of the financial stores are located in convenient, high traffic areas, such as supermarkets and shopping malls, to maximize client coverage.

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

In July 2020, Interbank introduced an evolution of the “Imagine” concept, “Xperience”. “Xperience” enables customer to perform digital transaction in stores and also reinforces the role of digital education. This concept was developed into two store models, “Express” and “Universal”. “Express” stores are located inside retailers and they are the first cashless stores, focused on education and new customer acquisition. “Universal” stores transform Interbank financial stores by creating a physical-digital area at the entrance of the store that is specifically dedicated to offer digital solutions to our customers and non-customer. These new stores have offered new and existing customers an assisted onboarding process onto its digital channels. In 2022, 36.9% of new digital users utilized the onboarding process offered at Interbank’s financial stores, which resulted in increased customer satisfaction level by 3pp compared to the traditional model and increased assisted digital sales to represent to 29% of sales per store.

The following chart illustrates Interbank’s financial stores evolution according to the SBS.

ATMs

Interbank’s strategy is to offer its customers increased convenience and as of December 31, 2022, had the third-largest ATM network in Peru with more than 1,554 ATMs located across Peru. Although this number represents a reduction from the 2,159 ATMs in 2016, the streamlining of the network has allowed Interbank to relocate ATMs to higher convenience locations as well as invest in renewing and upgrading its equipment, while monetary transactions kept growing year-over-year in this channel. The reduction of the network in 2019, responds to Interbank’s decision to discontinue the operation of 359 coin-dispensing ATMs, migrating those transactions to more efficient channels like regular ATMs or correspondent agents.

As of December 31, 2022, approximately 67.4% of Interbank’s ATMs are located out-of-branch in high foot traffic areas like shopping malls, supermarket and airports. These 1,048 ATMs make up one of the largest out-of-branch networks in Peru, as reported by ASBANC. The ATM channel is one of the largest channels in Peru in terms of monetary transactions, with a 21% share and has advanced features, including cardless withdrawals, and the ability to receive cash deposits, bill and credit card payments in cash or via debit card, as well as disburse payroll advances. To offer this increased convenience in an efficient way, Interbank operates under the Global Net brand which is also a business line that provides ATM services to other financial institutions in Peru and acquires ATM transactions for all major global brands, including Visa, MasterCard, American Express, JCB, Union Pay, Diners and Discovery.

The following chart illustrates the evolution in number of Interbank’s ATMs according to ASBANC.

Correspondent Agents

This channel operates under the Interbank Agente brand and consists of providing traditional merchants, for example, warehouses, pharmacies, low-cost electronic terminals that allow customers to carry out basic cash transactions, such as withdrawals, deposits and utility bill payments. In order to accelerate and broaden geographic coverage, Interbank incorporated external Correspondent Agents, which currently represent 46% of the total Correspondent Agents, expanding its network from more than 5,713 as of December 31, 2020 to 5,672 as of December 31 2022. We believe that Interbank’s focus on migrating low-value cash transactions from stores to more efficient channels contributed to an increase in transactions in this channel, from 3.4 million to 3.6 million.

The following chart illustrates the evolution of Interbank’s Correspondent Agents according to Interbank’s information.

Mobile Banking

Interbank has developed a robust digital ecosystem that allows its customers to fulfil their financial needs and goals with a 100% digital experience. Its objective is to provide a journey which does not require physical contact so that its clients do not need to physically visit a branch or contact the call center, unless the customer chooses to do so. Interbank offers digital banking to its new and existing customers through its website and its mobile application. In December 2022, Interbank had more than 3.1 million monthly active users and registered over 20.8 million monetary transactions as well as 220.9 million non-monetary transactions. Its mobile application was the highest rated in the Google Play Store among the four largest banks in Peru. In addition to its website and mobile banking channels, Interbank has also developed other digital solutions that address specific customer segments or needs such as Interbank Benefit, a loyalty program, and Cuenta Sueldo APP, where our payroll account customers can access special discounts and benefits. Furthermore, in 2019, Interbank launched Crédito por Convenio APP, which services our public sector payroll deduction loan customers.

Interbank’s website provides general information about the bank and its products and services and has a commercial orientation, allowing non-customers to acquire credit cards and loans or open a savings or transactional account.

Interbank’s mobile banking is available to existing customers and its services include: (i) transactions: account balance and transaction inquiries, transfers between accounts to Interbank and other local and international banks, credit card, bills and loan payments, mutual funds investments and cardless ATM withdrawal requests; (ii) after-sales services: lock your card, enable or disable card usage online or abroad, turn on notifications for card usage, mobile transactions and/or ATM withdrawals and divide card transactions into installments; (iii) product cross-sell: credit cards, credit card line extension, pre-approved loans, savings accounts and insurance products; and (iv) personal financial management tools: view your credit score and tips to improve it, spending, creating a budget. As of December 31, 2022, more than 82.8% of Interbank’s transactions, 67.1% of the after-sales services and 95.5% of Interbank’s products were available online. Furthermore, as part of its strategy to enhance the digital experience and incentivize its customers to migrate to digital channels, Interbank has digital-only services, such as access to the loyalty program “Interbank Benefit”, the digital savings account “Piggy Bank”, the personal financial management tool Mis Finanzas and a personalized credit score based on customers’ financial behavior.

Increased monthly usage of digital solutions among customers is key to Interbank’s strategy as mobile banking customers interact monthly more than eight times the amount that branch customers do, have lower transactional costs and have a better net promoter score and churn indicators as of December 31, 2022.

Furthermore, in December 2022, 70.9% of our retail customers that interacted with the bank through any channel were digital customers, that is, customers that also access Interbank’s services though internet and mobile banking, while monetary transactions in this channel grew by 35.6% from December 2021 to December 2022.

Contact Center

Interbank seeks to prioritize the self-service of our clients, offering the help of service advisors 24/7 who can meet the needs of customers. Our strategy focuses on delivering first contact solutions, generating value in each contact.

Additionally, we seek to generate value in each touch point, with products and benefits to improve customers’ experience and thus their relationship with the bank. In May 2020, Interbank launched their service bot “AVI” offered through the WhatsApp platform. During 2022, Interbank focused on continuing to grow this channel, reaching 250,000 average monthly interactions, approximately 131,000 of which were self-assisted in December 2022, compared to 93,000 self-assisted interactions in January 2022.

Interbank has a state-of-the-art contact center, which managed an average of over 543,000 assisted interactions per month in 2022, answering inquiries from clients, offering assistance and information, and selling new products to customers.

Interbank has a dedicated telephone sales force of 290 employees as of December 31, 2022, which sells credit cards and short loans. The dedicated sales force is a key resource for customer acquisition and for our up-selling and cross-selling campaigns.

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

As part of its cybersecurity strategy, Interbank continued to evolve the maturity level of its cybersecurity capabilities, processes and tools, based on security standards such as the National Institute of Standards and Technology Cybersecurity Framework (NIST), cybersecurity framework, CSF), ISO 27001 and PCI DSS, new industry trends and definitions established by the bank. In 20212022, Interbank focused its cybersecurity strategy on defining and beginning four points:

•	Strengthening the cybersecurity department, evolving the roles and responsibilities of the team and doubling its headcount

•

Continue to implement and develop the Zero Trust approach to address emerging risks through a stronger and more adaptable posture. Along this path, SASE (Security Access Service Edge) architecture capabilities such as CASB (Cloud Access Security Broker), CSPM (Cloud Security Posture Management) and NGSWG (Next Generation Web Gateway) have been implemented. Interbank also advanced its DevSecOps approach through continuous testing in the software development cycle and security automations in the integration and continuous deployment pipelines. During 2022, ZTNA (Zero Trust Network Access) has been implemented for all remote connections, including third-party connections.

•	Implementing new endpoint cybersecurity model through Endpoint Detection and Response (EDR) technologies

•	Evolving detection and response capabilities with new intelligence driven SOC (Security Operations Center) services, mainly supported by artificial intelligence and machine learning technologies.

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

A high percentage of IT investment is aimed at deepening the understanding of the customer to achieve service that exceed their expectations, providing solutions to their problems and enabling a selling platform with contextual and real time offerings. To provide this, Interbank IT

Unit fully utilizes the new technologies that allow the flexibility, scalability and availability required to fulfill customer demands. APIs, micro services and multicloud environments have been implemented since 2018 to reach these objectives. A close relationship with fintechs also helps Interbank to leverage some capabilities and creates opportunities to learn about the way to approach different solutions. An important fact to consider is the transformation of the working model from a waterfall scheme to an agile framework, based on new processes, tools and cultural changes since 2019. In 2020, the development model evolved to allow remote work, redesigning processes and adopting new tools to achieve an optimal work experience for technology teams while taking care of their communication needs, security and productivity. During 2021, our technology teams continued to work remotely, and in 2022, we adopted a hybrid model where technology teams can decide whether they prefer to work remotely or on bank’s premises achieving optimal levels of effectiveness and efficiency.

Insurance Segment

Overview

Interseguro is an insurance company that caters to Peru’s growing middle class. Interseguro is focused on annuities and life insurance, two of the fastest growing insurance market segments in Peru, which are driven by the sale of annuities mostly to individuals that reached retirement or became disabled or died and individuals seeking life protection with savings options. Interseguro has been the leader in the Peruvian annuities (excluding private annuities) segment since 2010, with market shares in terms of premiums of 30% and 32.0% for the years ended December 31, 2022 and 2021, respectively.

For the four-year period ended December 31, 2022, Interseguro’s ROE averaged 23.8% compared to 13.8% for the Peruvian insurance industry. For the year ended December 31, 2022, Interseguro’s premiums (excluding disability and survivorship gross premiums) decreased 4.9% as compared to 2021, according to the SBS, related to lower sales as a result of worse annuities market conditions. During 2022, the survivorship annuities market decreased 9.7% compared to 2021 due to the lower mortality rates from the COVID-19 outbreak, which continued to decrease during 2022 as a result of stability in waves and emergence of variants. This led to Interseguro annuities sales, with survivorship premiums going from S/ 470.6 million in 2021 to S/ 411.2 million in 2022, a decrease of 12.6%. For the year ended December 31, 2021, Interseguro’s premiums (excluding disability and survivorship gross premiums) increased 71.9% as compared to 2020, according to the SBS, related to lower sales as a result of the COVID-19 pandemic.

Interseguro intends to leverage its leading position in annuities, as well as Intercorp Peru’s and Interbank’s retail distribution capacity to continue capturing growth opportunities in the insurance industry. In addition, Interseguro expects to continue developing new products to satisfy increasing demand for insurance products by middle class families in Peru.

The growth of annuities is expected to accelerate as the number of Peruvian private pension system affiliates and the Peruvian salaries average increases. From 2010 to 2022, the growth of Peruvian private pension system affiliates was 90%, according to the SBS, and the annual average growth of Peruvian salaries from 2010 to 2022 was 3%, according to INEI. In Peru, employees may choose to accumulate their mandatory retirement contribution in the public or the private pension system. Under the mandatory private pension system, a retiree has the option of converting the capital accumulated in a personal account maintained with an AFP into an annuity offered by a life insurance company, such as Interseguro. In addition to retirement annuities, Interseguro also offers disability annuities to members of the Peruvian private pension system who have been declared permanently or partially disabled. Moreover, Interseguro offers survivorship annuities to beneficiaries of deceased members of the system. Once an annuity client chooses an insurance company, the decision is irrevocable. Besides private pension system annuities, Interseguro offers private annuities, a product that was launched in 2016 and that is sold to any owner of private funds and is not restricted to members of the system and their accumulated capital. This product is aimed at retirees that choose to withdraw the 95.5% of their pension funds and are looking for an option to capitalize such funds.

Interseguro also offers traditional life insurance products, as well as low-cost premium retail insurance products, including credit life, SOAT, credit card protection insurance, among others, mainly sold through Interbank and Intercorp Peru’s complementary channels, as well as digital channels. Interseguro’s life and retail insurance business lines have grown significantly over the last five years. As of December 31, 2022, Interseguro was the fifth largest consolidated insurance company and the fourth largest life insurance company in Peru in terms of premiums. In addition, in terms of the size of its portfolio, Interseguro was the largest insurance company in Peru as of December 31, 2022.

For the years ended December 31, 2022, 2021 and 2020, Interseguro’s net results were net profit of S/248.0 million (U.S.$65.0 million), net profit of S/272.7 million (U.S.$68.4 million) and net profit of S/141.1million (U.S.$39.0 million), respectively. As of December 31, 2022, 2021 and 2020, Interseguro had shareholders’ equity of S/984.2 million (U.S.$258.0 million), S/873.6 million (U.S.$219.1 million) and S/935.3 million (U.S.$258.3 million), respectively. Interseguro’s ROE for the years ended December 31, 2022, 2021 and 2020 was 26.6%, 28.2% and 18.9%, respectively, while ROA was 1.7%, 1.8% and 1.0%, respectively.

For the years ended December 31, 2022 and 2021, Interseguro’s net profit under SBS GAAP were S/202.8 million and S/303.6 million, respectively. The decrease in Interseguro’s net profit under SBS GAAP for the year ended December 31, 2022 as compared to 2021 was primarily a result of a S/141.1 million decrease in net gain of financial investments. According to SBS, as of December 31, 2022, Interseguro had shareholders’ equity of S/1,186 million as compared to S/1,486 million for 2021. Interseguro’s ROE under SBS GAAP for the year ended December 31, 2022 was 16.9%, as compared to 19.9% for the year ended December 31, 2021. According to the SBS, for the year ended December 31, 2022, Interseguro was the third most profitable insurance company by ROE, when compared to the five other largest insurance companies in Peru.

COVID-19 Measures

Interseguro had what we consider to be a rapid and effective response to the COVID-19 pandemic in 2020 and 2021, deploying response measures targeting its operations, financial profile and investments, and customers and employees.

The main measures implemented by Interseguro were related to the improvements of facilities to work remotely as well as the improvement of digital channels. Interseguro also took a more conservative investment strategy, which resulted in the sale of positions involving higher risk and the purchase of assets we believe have a safer risk-return profile.

These measures allowed Interseguro to continue its operations during 2020 and the following years, without major impacts. Finally, Interseguro is closely monitoring the collection of life insurance premiums and offering rescheduling of payments to life insurance policyholders, while advancing pension payments to annuity clients within the same month during which they were originally due, in order to ensure that the liquidity and security needs of its clients are met.

Interseguro’s Business Lines

Interseguro has three business lines: (1) annuities, (2) retail insurance and (3) individual life.

The following chart shows Interseguro’s and the Peruvian insurance system’s breakdown by life insurance premiums plus collections according to the SBS as of December 31, 2022:

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

The following table shows Interseguro’s Annuity Gross Premiums by type from 2018 to 2022.

Annuities Gross Premiums (S/ in Millions)

Source: Company information.

Interseguro’s annuities products include:

Regular Retirement Annuities

Retirement. The retirement annuity product is directed to members of the Peruvian private pension system who are 65 years of age or older and retiring. This product represented 0.3% of annuities sold by Interseguro for the year ended December 31, 2022 as compared to 0.4% for the years ended December 31, 2021 and 2020.

Early Retirement. The early retirement product was offered to members of the Peruvian private pension system who are not yet 65 years of age, but who are permitted to have access to their Peruvian private pension system accounts if the savings in such accounts allow for a pension of at least 40% of the average last 120 months’ compensation. The early retirement annuity products represented 0.0% of annuities sold by Interseguro for the year ended December 31, 2022 as compared to 0.1% for each of the years ended December 31, 2021 and 2020. Peruvian law was modified and since May 2019, in order to access this product, men must be at least 55 years old and women 50 years old. This change is intended to fill a loophole in the law that allowed affiliates to deliberately increase their funds with additional deposits, in order to access early retirement and withdraw 95.5% of their total pension funds, regardless of age. This modification closing the loophole should positively impact the annuities market slightly, as it helps in retaining affiliates in the private pension system for longer

Special Early Retirement. The special early retirement product was offered until December 2018 to members of the Peruvian private pension system who are 55 years of age or older and male, or 50 years of age or older and female, and are retiring and have not been contributing to the Peruvian private pension system for at least 12 months. Since May 2019, Peruvian law established that this regime is permanent and in order to access this product, if a retiree receives income during the period in which they have not been contributing, total income must be less than or equal to seven UIT (Unidad Impositiva Tributaria).

This product is more flexible than the standard early retirement annuity product. The special early retirement annuity product represented 0.0% of annuities sold by Interseguro for the year ended December 31, 2022 as compared to 0.0% for the years ended December 31, 2021 and 2020, respectively.

Private Annuities. The Private Annuities product was launched in 2016 allowing the recovery of Interseguro’s premiums and collections from the effects of the law No. 30,425, enacted in 2016. This product can be sold to any owner of private funds and is not restricted to members of the system and their accumulated capital. The annuity can have any duration and the lump sum invested can be partially or totally repaid at the end of the annuity, if it has one. As of the date of this Annual Report on Form 20-F, most of the clients and their funds come from retirees that chose to withdraw 95.5% of their accumulated capital. Private Annuities represented 26.9% of annuities sold by Interseguro for the year ended December 31, 2022 as compared to 32.9% and 39.4% for the years ended December 31, 2021 and 2020, respectively.

Disability and Survivorship Annuities

Disability and Survivorship. Under Peruvian law there is a mandatory insurance coverage for all members of the pension system paid monthly in addition to their contribution. In case a member has been declared permanently or partially disabled, or deceased while having legal beneficiaries, this insurance completes the accumulated capital as if the individual had worked until retirement age, allowing a better pension when applying for the retirement. While this insurance is not an annuity, it is closely related to the one we describe next. Disability and survivorship represented 1.3% of annuities sold by Interseguro for the year ended December 31, 2022 as compared to 1.0% and 2.5% for the years ended December 31, 2021 and 2020, respectively.

The SBS conducts a Dutch auction every two years inviting insurance companies to bid to determine which insurance company will be the provider for this insurance in a two-year period. Interseguro was successful in the 2015 auction, and as a result of the merger with Seguros Sura, they were also a provider for 2017. Interseguro participated in the auction for the 2021-2022 years but were not successful; they expect to bid again at the next auction. Although this will represent a decrease in gross premiums in the following years, Interseguro ceded almost 100% of disability and survivorship gross premiums; therefore, the effect on net profit is minimal.

Disability and Survivorship Annuities. The disability and survivorship product is offered to members of the Peruvian private pension system who have been declared permanently or partially disabled and to beneficiaries of deceased members of the Peruvian private pension system. This annuity is offered in conjunction with the disability and survivorship mandatory insurance. Disability and survivorship annuity products accounted for 71.5% annuities sold by Interseguro for the year period ended December 31, 2022 as compared to 65.7% and 57.6% for the years ended December 31, 2021 and 2020, respectively.

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

For the year ended December 31, 2022, Interseguro’s market share by annuity premiums (including Private Annuities and excluding Previsional Insurance) was 24.2%, nearly 3.4 basis points higher than its next competitor’s market share.

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

Interseguro offers the following retail insurance products:

Credit Life Insurance. The credit life insurance product protects against death or disability of the insured and is designed to pay the debt owed by a customer to the financial institution. This product is available for mortgages, credit cards and personal loans. Credit life insurance represented 57.8% of total retail insurance premiums assumed by Interseguro for the year ended December 31, 2022 as compared to 55.4% and 59.7% for the years ended December 31, 2021 and 2020, respectively.

Debit and Credit Card Protection Insurance. The debit and credit card protection insurance product protects the insured against financial loss, medical expenses for hospitalization or accidental death as a result of theft, assault and abduction. Debit and credit card protection insurance represented 6.7% of total retail insurance premiums assumed by Interseguro for the year ended December 31, 2022 as compared to 8.2% and 10.4% for the years ended December 31, 2021 and 2020, respectively.

SOAT (Seguro Obligatorio de Accidentes de Tránsito). The SOAT product protects against the risk of death or injury to occupants and third parties involved in an automobile accident. The SOAT product is mandatory, and coverage is limited to cover personal injury, excluding any physical damage to the vehicle. The SOAT product accounted for 19.8% of total retail insurance premiums assumed by Interseguro for the year ended December 31, 2022 as compared to 20.8% and 19.7% for the years ended December 31, 2021 and 2020, respectively.

Vehicle Insurance. The vehicle insurance coverage includes damage to vehicles due to traffic accidents, total loss, theft, fire, nature risks, strikes or vandalism and civil liability for occupants and third parties. Occupants’ damages such as permanent disability, healing expenses, funeral expenses and death are also covered. In addition, this insurance includes replacement drivers, cranes and mechanical assistance, among others. Vehicle Insurance represented 5.3% and 4.4% of total retail insurance premiums assumed by Interseguro for the years ended December 31, 2022 and 2021, respectively.

Loan Protection Insurance. The loan protection insurance covers a specific number of payments of a loan in case the insured loses his job. Loan protection insurance accounted for 4.9% of total retail insurance premiums assumed by Interseguro for the year ended December 31, 2022 as compared to 5.3% and 3.8% for the years ended December 31, 2021 and 2020, respectively.

Extended Warranty. The extended warranty product extends the product’s original warranty period by about 12–24 months. Extended warranty product accounted for 0.4% of total retail insurance premiums assumed by Interseguro for the year ended December 31, 2022 as compared to 0.6% and 0.5% for the years ended December 31, 2021 and 2020, respectively.

Others. The other products category protects against personal accidents. Other products accounted for 5.6% of total retail insurance premiums assumed by Interseguro for the year ended December 31, 2022 as compared to 5.8% and 2.8% for the years ended December 31, 2021 and 2020, respectively.

Individual Life

Although the individual life insurance market remains relatively small in Peru, the market has grown at a CAGR of 5.5% between December 31, 2018 and December 31, 2022. For the year ended December 31, 2022, the individual life insurance market decreased 6.5% as compared to 2021, primarily due to an economic recovery following less restrictive government mandates by the end of 2021, as well as increased concerns relating to the different waves of COVID-19 which resulted in increased purchases of life insurance. The recovery of the Peruvian economy and digitalization of the sales processes are expected to boost sales of individual life products.

Interseguro offers a variety of individual life insurance products, providing a wide range of coverage for the length of a policyholder’s life. Most of Interseguro’s products also provide savings features.

Interseguro’s strategy in individual life insurance consists in adapting its products to the emerging Peruvian middle class, developing a highly trained sales force, achieving high standards of sales efficiency and leveraging digitalization to increase sales of life insurance. For the year ended December 31, 2022, Interseguro positioned itself as the third largest participant in the individual life insurance market, with a 15.8% market share by individual life premiums.

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

In annuities, Interseguro employed 120 agents, 71 in Lima and 49 outside of Lima as of December 31, 2022. Each salesperson receives continuous training through a multiple-level program, which includes training in macroeconomic background, financial statement analysis, investment policy, marketing techniques and time management. In addition, Interseguro’s annuity sales agents specialize in the sale of different types of annuity products. As a result, Interseguro’s sales force is trained to satisfy each customer’s needs.

In life insurance, Interseguro employed 507 agents, 336 agents in Lima and 171 agents outside of Lima, as of December 31, 2022. In addition, Interseguro employs servicing agents with the aim of servicing existing life insurance policies. We believe that constant training develops effective sales techniques and the skills to assess customer needs, which we believe is one of Interseguro’s critical competitive advantages. Interseguro has a specialized team focused on setting a training curriculum for each salesperson in the first three years with the company as well as in assigning a mentor to each new recruit.

As of December 31, 2022, Interseguro works with six brokers nationwide to offer SOAT. Interseguro also works with insurance brokers to sell SOAT to increase coverage in Peru with limited capital investment. As of December 31, 2022, the brokerage channel accounts for approximately 13.9% of Interseguro’s total SOAT sales.

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

Interseguro’s retail insurance division used the following distribution channels to sell its products as of December 31, 2022:

Strategic Partners	Points of Sale
Interbank	Financial Stores: 164
Plaza Vea: +100 stores
Intercorp Retail	Oechsle: 25 stores

Interseguro’s retail insurance premiums breakdown by distribution channel as of December 31, 2022 is the following:

Strategic Partners	Retail insurance premiums breakdown
Interbank	66.3%
Intercorp Retail (Plaza Vea and Oeschle)	3.9%

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

As of December 31, 2022, Interseguro’s investments amounted to S/ 12,582.8 million, of which S/ 10,544.5 million and S/ 750.5 million were fixed income securities, and equity securities and fund investments, respectively, as compared to S/13,175.9 million, of which S/10.905.6 million and S/1,045.9 million were fixed income securities, and equity securities and fund investments, respectively, for 2021. As of December 31, 2022, investments in real estate projects were S/ 1,287.7 million (approximately U.S.$337.6 million) as compared to S/1,224.4 million (approximately U.S.$307.8 million) for 2021.

The following tables present a breakdown of Interseguro’s investment portfolio by type of investment as of the dates indicated.

Investments by Type

	Book Value as of December 31,
	2022		2021		2020
	S/ in millions	%	S/ in millions	%	S/ in millions	%
Fixed Income	10,544.5	83.8%	10,905.6	82.8%	11,645.1	83.5%
Corporate Bonds	4,837.3	38.4%	4,367.0	33.1%	5,519.6	39.6%
Peruvian Sovereign Bonds	3,126.2	24.8%	3,169.6	24.1%	2,923.8	21.0%
Foreign Bonds	2,581.0	20.5%	3,369.0	25.6%	3,201.7	23.0%
Equity and Funds	750.5	6.0%	1,045.9	7.9%	1,249.9	9.0%
Equity	599.5	4.8%	963.2	7.3%	1,119.0	8.0%
Funds	151.2	1.2%	82.6	0.6%	130.9	0.9%
Real Estate	1,287.74	10.0%	1,224.4	9.3%	1,044.0	7.5%

Total	12,582.8	100.0%	13,175.9	100.0%	13,939.0	100.0%

The following tables present a breakdown of Interseguro’s investment portfolio by currency as of the dates indicated.

Investments by Currency

	Book Value as of December 31,
	2022		2021		2020
Portfolio	S/ in millions	%	S/ in millions	%	S/ in millions	%
Sol(1)	8,542.6	67.9%	8,180.3	62.1%	8,620.1	61.8%
U.S. dollar	4,040.2	32.1%	4,995.6	37.9%	5,318.9	38.2%

Total	12,582.8	100.0%	13,175.9	100.0%	13,939.0	100.0%

(1)	Real estate investments are measured in soles.

The following tables present a breakdown of Interseguro’s investment portfolio by rating as of the dates indicated.

Investments by Rating(1)

	As of December 31,
	2022		2021		2020
	(S/ in millions)%		(S/ in millions)%		(S/ in millions)%
AAA	836.9	27.1%	662.2	21.8%	862.3	22.6%
AA+ to AA-	2,221.0	72.0%	2,351.2	77.3%	2,920.2	76.6%
A+ to A-	25.7	0.8%	27.2	0.9%	31.1	0.8%

Total Local Ratings	3,040.6	100.0	3,040.6	100.0%	3,813.6	100.0%

AAA	0.0	0.0%	0.0	0.0%	0.0	0.0%
AA+ to AA-	26.4	0.4%	29.2	0.4%	35.6	0.5%
A+ to A-	477.3	6.4%	211.4	2.7%	1,311.6	16.7%
BBB+	2,383.4	31.9%	2,655.3	33.8%	2,440.1	31.2%
BBB	2,710.0	36.3%	3,356.3	42.7%	1,738.9	22.2%
BBB-	1,252.4	16.8%	1,161.6	14.8%	1,918.9	24.5%
BB+	262.0	3.5%	143.8	1.8%	0.0	0.0%
BB	0.0	0.0%	0.0	0.0%	206.2	2.6%
BB-	349.5	4.7%	102.7	1.3%	0.0	0.0%
B	0.0	0.0%	204.8	2.6%	0.0	0.0%
CCC+	0.0	0.0%	0.0	0.0%	180.2	2.3%

Total Foreign Rating	7,461.0	100.0	7,865.0	100.0%	7,831.4	100.0%

(1)	Includes only credit rated fixed-income investments.

In regards to fixed income, Interseguro prioritizes the investment in local bonds and foreign bonds with a higher risk rating of AA- and BBB-, respectively.

The following table presents a breakdown of Interseguro’s investment portfolio by maturity as of the dates indicated.

Investments by Maturity

	Book Value as of December 31,
	2022	2021	2020
	S/in millions	S/in millions	S/in millions
Maturity
0-5 years	467.5	121.6	137.4
6-10 years	1,726.1	1,287.6	1,688.1
11-20 years	5,350.3	4,461.3	4,982.6
21+ years	3,000.6	5,035.1	4,837.1
No maturity(1)	2,038.2	2,270.3	2,293.9

Total	12,582.8	13,175.9	13,939.0

(1)	Real-estate and equity investments.

Fixed-Income

The fixed-income securities portfolio is mainly composed of long-term fixed rate debt that are eligible instruments to cover reserves, in compliance with the requirements established by the SBS.

As of December 31, 2022, Interseguro’s fixed-income investments represented 83.8% of its total portfolio, of which 38.4% were corporate bonds, 24.8% were Peruvian sovereign bonds, 20.5% were foreign bonds as compared. As of December 31, 2021 Interseguro’s fixed-income investments represented 82.8% of its total portfolio, of which 40.0% were corporate bonds, 29.1% were Peruvian sovereign bonds and 30.9% were foreign bonds. As of December 31, 2020, Interseguro’s fixed-income investments represented 83.5% of its total portfolio and of which 47.4% were corporate bonds, 25.1% were Peruvian sovereign bonds and 27.5% were foreign bonds.

As of December 31, 2022, 100.0% of bonds with local ratings and 91.8% of bonds with international ratings had investment grade status.

Equity and Funds

Substantially all of Interseguro’s equity and funds portfolio is invested in companies with low beta and relatively stable and predictable cash flows. Interseguro’s equity and funds portfolio is invested across Latin America and the United States. As of December 31, 2022, Interseguro’s equity and funds portfolio represented 6.0% and of its total portfolio, of which 63.3% was invested in foreign securities and 36.7% in local securities. As of December 31, 2021, Interseguro’s equity and funds portfolio represented 7.9% of its total portfolio, of which 74.2% was invested in foreign securities and 25.8% in local securities. As December 31, 2020, Interseguro’s equity and funds portfolio represented 9.0% of its total portfolio, of which 67.6% was invested in foreign securities and 32.4% in local securities.

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

Real estate income derives from the appreciation of real estate property and from rental income from its tenants. Interseguro’s rental income comes primarily from Orquídeas (offices building) and Tabacalera (industrial asset). Tabacalera is an industrial property leased to Teleatento Peru S.A.C, which is a company dedicated to call centers. As of December 31, 2022, Interseguro’s investments in real estate projects represented 10.2% of its total portfolio, as compared to 9.3% and 7.5% for the years ended December 31, 2021 and 2020, respectively.

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

Premiums ceded to reinsurers represented 1.3%, 1.0% and 1.6% of Interseguro’s premiums assumed for the years ended December 31, 2022, 2021 and 2020, respectively (these percentages do not include the reinsurance for the pension-related insurance (disability and survivorship)).

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

Interseguro has undertaken investments in technology with the aim of providing a stable and secure platform to support its rapidly expanding business. In 2012, Interseguro’s insurance company decided to invest in the implementation of an operations system in order to support Interseguro’s planned growth in life and retail insurance, a CRM platform, and business intelligence capabilities, among others. Interseguro invested approximately S/ 1.5 million in projects for the year ended December 31, 2022 and approximately S/1.5 million and S/1.7 million, in projects for the years ended December 31, 2021 and 2020, respectively. Interseguro plans to invest approximately S/10.5 million over the next three years in technology.

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

Wealth Management Segment

Overview

Inteligo is a provider of wealth management services through Inteligo Bank, brokerage services through Inteligo SAB and mutual funds management services through Interfondos. Inteligo Bank primarily focuses on individuals with investable assets in the range of U.S.$500,000 and U.S.$10.0 million, where Inteligo believes there is higher growth potential. Inteligo SAB and Interfondos focus on providing brokerage and mutual funds services to individuals with investable assets under U.S.$500,000. As of December 31, 2022, Inteligo had assets under management of S/21,317.4 million (U.S.$5,589.3 million) as compared to S/22,980.7 million (U.S.$5,763.9 million) in 2021. Inteligo’s assets under management grew at a CAGR of 4.9% between December 31, 2018 and December 31, 2022. Inteligo conducts various types of banking, trust, financing, brokerage and investing activities for high net worth individuals.

Inteligo SAB also provides sales and trading operations for individual and institutional customers primarily in the Peruvian capital markets. As of December 31, 2022, Inteligo SAB was the seventh largest broker by market share in equities trading, according to the SMV. Interfondos is the fourth largest mutual fund manager in Peru with a 15.6% market share based on assets under management, according to the SMV.

Inteligo’s result for the year ended December 31, 2022 was a loss S/141.4 million as compared to net profit S/283.5 million in 2021. As of December 31, 2022, Inteligo had shareholders’ equity of S/894.2 million as compared to S/1,295.1 million in 2021. Inteligo’s ROE for the year ended December 31, 2022 was 13.6% loss as compared to 23.0% in 2021.

COVID-19 Measures

Inteligo had what we consider to be a rapid and effective response to the COVID-19 pandemic in 2020 and 2021, deploying response measures targeting its operations, financial profile and investments and customers and employees.

The main measures implemented in Inteligo were related to facilities for remote work, using technology to maintain frequent communication and to ensure agile execution and improve investment strategy. The measures allowed Inteligo to continue its operations during 2020 and the following years, without major impacts.

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

The strength of Inteligo’s financial advisory services has contributed to the growth of its fee income as a percentage of its revenues. Inteligo’s fee income from financial services, net decreased from S/197.0 million for 2021 to S/ 163.3 million for 2022.

Lending

Inteligo offers lending services through Inteligo Bank to complement its wealth management business only to its existing clients. Most of the loans are categorized as consumer financing.

Inteligo Bank’s loan portfolio was fully collateralized by its clients’ assets as of December 31, 2022. Inteligo’s net loan portfolio totaled S/ 1,784.3 million as of December 31, 2022, increasing 5.1%, from S/1,698.4 million, as of December 31, 2021. Inteligo’s net loan portfolio represented 35.0% of its total assets as of December 31, 2022 as compared to 29.7% for 2021.

Portfolio Investments

Inteligo manages a proprietary portfolio primarily composed of medium-term investments in fixed-income securities and private equity. Inteligo’s investment team uses third-party funds as well as individual fixed income and equity securities.

Inteligo’s investment portfolio as of December 31, 2022, totaled S/ 1,698.2 million, a decrease of 26.6%, from S/2,314.3 million as of December 31, 2021, mainly explained by a depreciation of equity investments. In addition, Inteligo’s investment portfolio represented 33.3% of total assets as of December 31, 2022 as compared to 40.4% for 2021. Inteligo’s investment portfolio represented 40.4% of total assets as of December 31, 2021 as compared to 43.7% for 2020.

The following tables show the composition of Inteligo’s portfolio by asset class as of the dates indicated.

Investments by Asset Class

	As of December 31,
	2022	2021	2020

Asset Class	(S/ in millions)
Fixed income	210.6	260.2	424.9
Equity	217.7	429.9	367.3
Managed accounts (Fixed income)	263.4	286.0	291.2
Managed accounts (Long-Short)	108.1	115.9	103.1
Mutual funds & investment funds	898.4	1,222.3	694.6

Total	1,698.2	2,314.3	1,881.0

Investments by Maturity

	As of December 31,
	2022	2021	2020

Maturity	(S/ in millions)
0-5 years	149.5	211.0	260.1
6-10 years	203.9	236.7	370.1
11+ years	118.7	86.8	70.1
No maturity(1)	1,226.1	1,779.8	1,180.8

Total	1,698.2	2,314.3	1,881.0

(1)	Mutual Funds, equity and private equity investments.

Inteligo’s successful strategy is reflected by the strong growth of its assets under management which had a CAGR of 4.9% between December 31, 2018 and December 31, 2022. For the year ended December 31, 2022, Inteligo’s assets under management decrease 7.2%, as compared to 2021. For the year ended December 31, 2021, Inteligo’s growth in assets under management was 9.5% as compared to 2020.

The following table shows the composition of Inteligo’s assets under management by asset class as of the dates indicated.

Assets under Management by Asset Class

	As of December 31,
	2022	2021	2020

Asset Class	(S/ in millions)
Fixed income	10,286	13,908	11,082
Equity	9,416	7,600	8,993
Alternative investments	1,615	1,472	915

Total	21,317	22,981	20,989

Inteligo’s net profit declined 149.9% between December 31, 2021 and December 31, 2022, supported by strong fees on assets under management, which remained at 0.7% in 2022. For the year ended December 31, 2021, Inteligo’s net profit increased 16.6% as compared to 2020.

Market Segmentation

Inteligo Bank primarily focuses on individuals with investable assets in the range of U.S.$500,000 and U.S.$10 million, where Inteligo believes there is higher growth potential. Inteligo SAB and Interfondos also focus on providing brokerage and mutual funds services to individuals with investable assets under U.S.$500,000. As of December 31, 2022, Inteligo Bank, Inteligo SAB and Interfondos had approximately 4,192, 1,772 and 62,259 clients, respectively, as compared to approximately 4,280, 1,544 and 59,201 clients, respectively, in 2021.

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

Financial Advisory Team

Inteligo serves its customers through its advisory team of approximately 69 people. Through its relationship managers, Inteligo establishes strong client relationships which result in a loyal and growing customer base. Inteligo’s experienced relationship managers team has acquired specialized product knowledge and deep understanding of its customers’ needs.

Information Technology Unit

Inteligo Bank implemented a new core system in 2020 to support its rapidly expanding operations. As of December 31, 2022 and 2021, Inteligo Bank had invested S/2.6 million and S/2.7 million, respectively, in the development of its technology platform, which will allow it to leverage its existing CRM platform and develop stronger business intelligence capabilities.

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

Payments Segment

Overview

In April 2022, we acquired the remaining 50% equity interest in Izipay, a provider of products and services related to payments acquirer, a correspondent bank and credit cards processor. Moreover, Izipay provides financial services and technology solutions that enable consumers, individual entrepreneurs, micro-merchants, SMEs, in Peru, to make and/or process payments in a safe, seamless, digital, mobile first and affordable manner. Izipay’s technology solutions allow it to (i) be full acquirer company, with a complete set of payment solutions through POS devices and e-commerce, (ii) provide a digital platform with proprietary solutions for business management such as self check-out,split payments, product and inventory management, business reports, anti-fraud system and CRM, among others. Izipay operates a national, two-sided network at scale that helps merchants and consumers connect, transact, and complete payments, whether they are online or in person. As of December 31, 2022, the number of Izipay merchant active accounts (merchant codes) in Peru was 1 million compared to 0.7 million as of April 2022. Izipay is one of the leaders in the physical card payment business in Peru.

Since becoming a consolidated subsidiary in April 2022, Izipay had consolidated revenues of S/595.4 million and consolidated net profit of S/41.1 million. As a reference, for the year ended December 31, 2022, including the period prior to its acquisition, Izipay had consolidated revenues of S/754.3 million and consolidated net profit of S/51.2 million. As of December 31, 2022, Izipay had shareholders’ equity of S/ 216.3 million and ROE for the year ended December 31, 2022 of 26.1%.

COVID-19 Measures

Izipay deployed several strategies across the organization to mitigate the remaining impact of the COVID-19 pandemic on both its operations and on its employees.

Business Lines

Izipay has three main business lines: (i) payments acquirer, (ii) correspondent banking and (iii) credit card processing.

Payments acquirer

Izipay offers merchants an end-to-end payments solution that provides authorization and settlement capabilities, helping merchants connect with their customers, process exchanges and returns, and manage risk. This is Izipay’s main activities, accounting for most of its revenues.

For its payments acquirer activities, Izipay generates revenue from credit, debit and prepaid card transactions by charging a merchant discount rate, or MDR, a commission withheld by Izipay from the transaction value paid to the merchant. The transaction amount, less the MDR, is credited to the merchant’s account. Izipay’s MDR pricing model is standardized, easy to understand and transparent. It also offers customized MDR pricing for certain merchants who process large payment volumes.

Correspondent Banking

Izipay offers correspondent services at merchants throughout Peru like pharmacies, libraries and mom-and-pop stores, with exclusive POS terminals leased to banks that allow customers to perform basic cash-based transactions, such as withdrawals, deposits and payment of utility bills.

For its correspondent banking activities, Izipay earns revenues primarily from fees of financial and administrative transactions and fees for each exclusive POS terminal installed.

Credit Card Processing

Izipay uses world-class software (Credit Management Systems) to provide its services. Through this system, we can manage the credit and prepaid card accounts of our clients, who are mainly financial institutions, which allows them to control credit card balances, issue account statements, calculate payment schedules, among other functions.

For its credit card processing activities, Izipay generates revenue mainly from fees by number of total accounts.

Information Technology Unit

During the year 2022, Izipay invested S/104.3 million, in the development of its technology platform (including POSs, Software and Hardware), which will allow it to leverage its existing platform and develop stronger business intelligence capabilities.

As part of its cybersecurity strategy, Izipay has strengthened its preventive, detective, and recovery cybersecurity controls to reduce the occurrence of attacks and mitigate the risk of cyberthreats. This strategy takes as a framework the security requirements of PCI DSS, and other standards such as NIST, ISO 27000 and ISO 27032. Izipay’s cybersecurity strategy includes security improvements on different fronts, included in our e-commerce applications, workstations, cloud or on-premises architectures. Izipay has tools and services based on behavioral analysis and artificial intelligence, that allow detecting and carrying out an exhaustive analysis of known or “0 day” threats that are exposed, allowing your human resources to reduce the time spent on detection and analysis of threats.

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

From December 31, 2018 to December 31, 2022, the banking system in Peru continued to grow steadily, with gross loans expanding at a four-year CAGR of 7.1%, according to the SBS. A significant part of the growth experienced by the Peruvian financial system since 2017 has been generated by the retail banking sector. Retail loans (including consumer loans and mortgages) grew at a four-year CAGR of 7.9% for the period ended December 31, 2022. As of December 31, 2022, approximately 36.2% of the Peruvian banking sector’s total loans were retail loans, down from 35.1% as of December 31, 2018.

According to the SBS, the total number of credit cards issued by the Peruvian Banking system as of December 31, 2022 was approximately 6.7 million.

Although mortgage loans in the Peruvian banking system grew at a four-year CAGR of 7.4% for the period ended December 31, 2022 and 7.6% between December 31, 2021 to December 31, 2022, there is still substantial room for growth, with only approximately 294.7 million mortgages outstanding in Peru among a population of approximately 33.5 million, compared to approximately 1.6 million mortgages outstanding in Chile for a population of 19.8 million, each as of December 31, 2022. A responsible macroeconomic approach, high housing demand and the promotion of housing programs over the past five years have been the main drivers of mortgage loan growth in Peru and are expected to continue fueling mortgage lending.

The Peruvian banking system is highly concentrated in a small number of relatively large participants. The four largest banks accounted for 83.8% of total gross loans and 82.8% of total deposits in the system as of December 31, 2022. Furthermore, foreign banks play a significant role in the Peruvian financial system. As of December 31, 2022, BBVA and Scotiabank, two of the four largest banks in the system, which accounted for a combined 36.6% of total gross loans and 33.0% of total deposits, according to the SBS, were under foreign control. Although other major global banks such as BNP Paribas, Standard Chartered, Intesa, BankBoston, HSBC and Deutsche Bank have ceased operations in Peru over the past 15 years, other foreign banks have entered or have shown interest in entering or increasing their exposure in the Peruvian market.

Interbank is currently the fourth largest bank in Peru, as measured by commercial lending and total assets and third largest bank, as measured by retail lending and total deposits, as of December 31, 2022, and has faced strong competition, including increased pressure on margins, primarily as a result of the presence of commercial banks in the Peruvian market with substantial capital, technology and marketing resources, as well as from Peruvian pension funds that lend to Interbank’s current and potential commercial customers. This increased competition has affected the average interest rates that the Peruvian banking system has been able to charge its customers. Despite being the fourth largest bank in Peru, Interbank continues to be strongly positioned in the consumer sector, being the second largest bank in gross consumer loans as of December 31, 2022, according to the SBS.

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

The following tables show Interbank, the rest of the Peruvian banking system and their respective market shares as of December 31, 2022.

	Assets			As of December 31, 2022 Total Gross Loans			Deposits
	Balance	Market Share (%)	Rank	Balance	Market Share (%)	Rank	Balance	Market Share (%)	Rank

	(S/ in millions)			(S/ in millions)			(S/ in millions)
BCP	178,505	35.5%	1	122,863	34.5%	1	118,340	36.3%	1
BBVA	98,156	19.5%	2	73,120	20.5%	2	66,148	20.3%	2
Scotiabank	73,855	14.7%	3	57,435	16.1%	3	41,313	12.7%	4
Interbank	66,825	13.3%	4	45,270	12.7%	4	44,020	13.5%	3
BanBif	19,246	3.8%	5	13,671	3.8%	6	12,721	3.9%	5
Mibanco	16,944	3.4%	6	13,966	3.9%	5	9,145	2.8%	6
Pichincha	11,201	2.2%	7	9,339	2.6%	7	7,654	2.3%	7
Santander	8,555	1.7%	8	5,892	1.7%	8	5,308	1.6%	9
Citibank	7,191	1.4%	9	1,940	0.5%	11	5,470	1.7%	8
GNB	5,465	1.1%	10	3,440	1.0%	10	4,259	1.3%	10
ICBC	3,576	0.7%	11	1,170	0.3%	14	3,048	0.9%	12
Falabella	5,517	1.1%	12	3,941	1.1%	9	3,897	1.2%	11
Comercio	2,341	0.5%	13	1,915	0.5%	12	1,519	0.5%	14
Ripley	2,578	0.5%	14	1,718	0.5%	13	1,748	0.5%	13
Alfin Banco	1,032	0.2%	15	575	0.2%	15	834	0.3%	15
Bank of China	595	0.1%	16	117	0.0%	17	334	0.1%	16
BCI	552	0.1%	17	213	0.1%	16	234	0.1%	17

Total	502,134	100%		356,585	100.0%		325,990	100.0%

Source: SBS.

(1)	Gross consumer loans do not include mortgage loans.

The following table shows key industry metrics for the four largest banks by assets and the Peruvian banking system.

	As of December 31, 2022
	Gross Consumer Loans(1)
	Balance	Market Share (%)	Rank

	(S/ in millions)
BCP	17,814	26.0%	1
Interbank	14,978	21.8%	2
Scotiabank	10,304	15.0%	3
BBVA	10,154	14.8%	4
Pichincha	3,623	5.3%	5
Falabella	3,940	5.7%	6
BanBif	1,850	2.7%	7
Ripley	1,718	2.5%	8
Comercio	1,556	2.3%	9
GNB	1,533	2.2%	10
Mibanco	529	0.8%	11
Alfin Banco	571	0.8%	12
Santander	4	0.0%	13
Citibank	0	0.0%	14
ICBC	0	0.0%	15

Bank of China	0	0.0%	16
BCI	0	0.0%	17

Total	68,574	100.0%

	2022	2021	2020	2019	2018
ROE
Interbank	17.6%	19.1%	4.3%	22.0%	21.3%
BCP	21.6%	15.9%	4.5%	20.6%	21.4%
BBVA	18.3%	16.3%	7.0%	18.9%	19.0%
Scotiabank	13.7%	10.1%	2.6%	15.9%	15.3%
Peruvian banking system	17.3%	13.3%	4.0%	18.5%	18.5%
ROA
Interbank	1.7%	1.7%	0.4%	2.4%	2.3%
BCP	2.5%	1.6%	0.5%	2.7%	2.6%
BBVA	1.9%	1.5%	0.7%	2.0%	2.0%
Scotiabank	1.9%	1.3%	0.3%	2.1%	2.1%
Peruvian banking system	2.0%	1.4%	0.4%	2.3%	2.2%
Efficiency Ratio(1)
Interbank	42.7%	45.1%	39.4%	38.4%	40.4%
BCP	40.4%	44.7%	40.9%	39.0%	40.1%
BBVA	39.1%	39.3%	40.4%	37.7%	37.5%
Scotiabank	38.7%	42.7%	41.0%	36.1%	37.0%
Peruvian banking system	42.5%	46.6%	43.4%	41.1%	42.2%
Past-Due-Loan Ratio
Interbank	3.0%	3.6%	3.4%	2.6%	2.6%
BCP	4.0%	3.7%	3.2%	2.7%	2.7%
BBVA	4.4%	3.7%	3.2%	3.0%	2.9%
Scotiabank	4.1%	3.9%	5.4%	3.5%	3.5%
Peruvian banking system	4.0%	3.8%	3.8%	3.0%	3.0%
Coverage Ratio
Interbank	163.9%	132.8%	202.3%	176.5%	175.0%
BCP	142.2%	152.5%	192.7%	137.7%	143.0%
BBVA	144.6%	167.2%	192.9%	161.8%	163.4%
Scotiabank	147.4%	154.0%	136.1%	134.7%	128.9%
Peruvian banking system	148.5%	155.5%	177.7%	152.1%	153.6%
Total Capital Ratio
Interbank	15.1%	15.9%	17.0%	15.2%	15.8%
BCP	14.4%	14.9%	14.9%	14.5%	14.2%
BBVA	14.0%	14.1%	13.7%	14.1%	15.0%
Scotiabank	14.0%	14.7%	16.5%	14.5%	14.6%
Peruvian banking system	14.5%	14.9%	15.5%	14.6%	14.7%

Source: SBS.

(1)	Under SBS criteria.

Note: ROE calculated as net income for the period divided by the average of total equity at the end of the last five quarters. ROA calculated as net income for the period divided by the average of total assets at the end of the last five quarters.

The Peruvian banking system’s net profit was S/10,119.2 million in 2022, an increase of 40.2% compared to 2021 due to higher revenues and lower provisions as a result of the activity recovery and base effect of the COVID-19 pandemic. The following chart shows the evolution of the banking system’s net profit between 2018 and 2022.

Banking system’s Net Profit 2018 — 2022 (S/ in millions)

Source: SBS.

The following chart sets forth, for the metrics indicated below, the year-over-year performance as of December 31, 2022 for the four largest banks in Peru under SBS GAAP.

Total Net Profit CAGR (2018 – 2022) and

Year-Over-Year Performance by Net Profit (As of December 31, 2022 vs. As of December 31, 2021)

Source: SBS.

Note: Banks include international branches.

The banking system’s total loans have shown high growth in the past years, reaching a 7.1% four-year CAGR from 2018 to 2022. In 2022, according to the Central Reserve Bank of Peru, loans to the private sector grew 4.5% mainly due to disbursements under the Reactiva Perú program. Excluding the effect of the Reactiva Perú program, loans to the private sector would have increased 11.2% in 2022. The following chart shows the evolution of the Peruvian banking system’s retail and commercial loans between 2018 and 2022 under SBS GAAP.

Banking system’s total loan 2018-2022 (S/ in billion)

Source: SBS.

The following chart sets forth the four-year CAGR from 2018 to 2022 and the year-over-year growth as of December 31, 2022 of total loans under SBS GAAP for the four largest banks in Peru.

Total Loans CAGR (2018 - 2022) and

Year-Over-Year Growth (As of December 31, 2022 vs. As of December 31, 2021)

Source: SBS

Note: Banks include international branches.

The following chart sets forth the CAGR from 2018 to 2022 and the year-over-year growth as of December 31, 2022 of total deposits for the four largest banks in Peru. In 2022, increased in deposits was primarily due to an increase in our clients’ liquidity as the result of (i) partial cash withdrawals from CTS accounts systemwide and the private pension system, (ii) commercial deposits related to unused funds from the Reactiva Perú program, and (iii) the widespread adoption of a “savings” mindset, all as a result of the effects of the COVID-19 pandemic.

Total Deposits CAGR (2018 - 2022) and

Year-Over-Year Growth (As of December 31, 2022 vs. As of December 31, 2021)

Source: SBS.

Note: Banks include international branches.

Interbank’s past-due-loan ratio was the fourth lowest among the four largest Peruvian banks, and higher/lower than the banking system’s average of 4.0%. The following chart sets forth the past-due-loan and coverage ratios under Peruvian SBS GAAP for the four largest banks in Peru as of December 31, 2022.

Past-Due-Loan and Coverage Ratios (As of December 31, 2022)

Source: SBS.

Note: Banks include international branches.

As of December 31, 2022, Interbank’s past-due-loan ratio in retail and consumer loans was the first and third highest, respectively among the four largest Peruvian banks, due to our clients’ profile and the importance of credit cards in our portfolio. The following charts set forth the past-due-loan ratios in retail and consumer loans for the four largest banks in Peru as of December 31, 2022.

Retail Loans Past-Due-Loan Ratio (As of December 31, 2022)

Source: SBS.

Note: Banks include international branches.

Consumer Loans Past-Due-Loan Ratio (As of December 31, 2022)

Source: SBS.

Note: Banks include international branches.

Interbank had the lowest commercial past-due-loan ratio among the four largest Peruvian banks as of December 31, 2022. The following chart sets forth the commercial past-due-loan ratio for the four largest banks as of December 31, 2022.

Commercial Loans Past-Due-Loan Ratio (As of December 31, 2022)

Source: SBS.

Note: Banks include international branches.

Fintech Landscape

In recent years, fintech entities have gained global relevance in financial services, with a focus on financial inclusion, payments solutions for individuals and companies, lending activities, insurance and investment needs. According to industry sources, investments in fintechs on a global basis decreased more than 31.3% between 2021 and 2022, while fintech-related investments in Latin America decreased 37.0% over the same period. In this region, investments in fintech entities have mostly targeted companies in countries like Brazil, Mexico and Colombia, which have critical mass populations. However, in Peru, partnerships between traditional financial institutions and fintech entities have started to occur, which we expect will expand opportunities to share competitive advantages and result in mutually beneficial opportunities to better serve current markets or access new ones. In 2021, Interbank scaled its open banking initiative and integrated with several new partners to offer its financial services through new channels. For example, Interbank announced a partnership with Kambista, a Peruvian fintech which allows users to exchange U.S. dollars to soles through an online currency exchange platform.

Peruvian Insurance Industry and Competition

The Peruvian insurance industry is well-capitalized, with a solvency ratio (patrimonio efectivo / requerimientos patrimoniales) of 132% under Peruvian SBS GAAP as of December 31, 2022, and operates under a well-established regulatory framework. Prior to the COVID-19 pandemic, the industry had experienced strong decrease. Insurance premiums grew at a four-year CAGR of 9.9% for the period ended December 31, 2022. Insurance premiums in Peru reached S/ 18.7 billion for the year ended December 31, 2022, representing a 5.9% year-over-year increase.

Life insurance premiums represented approximately 52.0% of total insurance premiums for the year ended December 31, 2022. In April 2016, a new regulation was approved in Peru, allowing pensioners to withdraw up to 95.5% of their retirement funds. While this measure had a negative impact on market size, life insurance annuities have increased at a CAGR of 16.2% from 2018 to 2022.

Growth of the annuities’ segment is expected to resume as the number of Peruvian private pension system’s retirees and their respective average pension balances increase. Currently, Peru’s private pension system covers eight million citizens, 96.3% of whom are under 65 years (legal retirement age).

According to the SBS, in 2022, approximately 74,286 people retired under the Peruvian private pension system with more than 4.8 million people expected to retire between the next 10 and 30 years.

The table below sets forth the number of members in the Peruvian private pension system as of December 31, 2022.

As of December 31, 2022
Age (years)	Number of Members (in thousands)	Percentage of Total
Less than 25	1,146,544	13.0%
26-35	2,540,612	28.8%
36-45	2,210,051	25.1%
46-55	1,708,022	19.4%
56-65	881,167	10.0%
More than 65	329,908	3.7%

Total	8,816,304	100.0%

Source: SBS

The chart below sets forth Peruvian insurance premiums for the periods indicated.

Insurance Premiums (S/ in Millions)

Source: SBS.

The chart below shows market share by annuities premiums from 2018 to 2022.

Market Share by Annuities (Excluding Private Annuities) Premiums

Source: SBS.

Note: Interseguro’s figures incorporate Seguros Sura starting November 2018.

As of December 31, 2022, a total of 17 companies comprised the Peruvian insurance industry. As of December 31, 2022, in terms of assets on a consolidated basis, the four largest insurance companies had an 78.9% market share, and the leading two insurance companies had a combined market share of 49.7%. The Peruvian insurance industry is largely represented by Peruvian companies with three of the six largest companies controlled by Peruvian economic groups.

The following table presents market shares by assets and premiums of the six largest insurance companies in Peru as of and for the year ended December 31, 2022.

			Total Assets as of December 31, 2022		Total Net Premiums for the year ended December 31, 2022
Company	Life	Non-Life	(S/ in million)	Market Share (%)	(S/ in million)	Market Share (%)
Rimac	✓	✓	19,030	26.5%	5,556	30.5%
Pacífico Seguros	✓	✓	16,737	23.3%	4,445	24.4%
Interseguro	✓	✓	15,020	20.9%	1,209	6.6%
La Positiva(1)	✓	✓	8,171	11.4%	2,282	12.5%
Mapfre(1)	✓	✓	5,947	8.3%	2,023	11.1%
Protecta Security	✓	✓	3,311	4.6%	594	3.3%

Source: SBS

(1)	La Positiva consolidates La Positiva and La Positiva Vida. Mapfre consolidates Mapfre Peru and Mapfre Peru Vida.

The following chart sets forth the ROEs for Interseguro, its main competitors and the Peruvian insurance industry, from 2018 to 2022.

ROE

Source: SBS.

The following chart shows investment portfolio returns for Interseguro and the Peruvian insurance industry from 2018 to 2022.

Investment Portfolio Returns (2018-2022)

Source: SBS.

Note: Annual Investment portfolio returns calculated as return from investments for the period divided by the average of total investments at the last five quarters.

The following chart shows total investments under Peruvian SBS GAAP of the four largest life insurance companies in Peru as of December 31, 2022:

Investment portfolio (S/ in millions)

Source: SBS

Note: La Positiva consolidates La Positiva and La Positiva Vida.

Insurtech Landscape

In the last 10 years, advances in technology and data analytics have been accelerating the potential development of insurtechs in different parts of the value chain of the insurance industry. At a global level, insurtechs have captured almost U.S.$29.1 million in investments from venture capital firms, angel funding and corporate venture capital firms financed by digital-based technology companies and large incumbents during the month of December 2022. There were 49 deals involving insurtech funding in the United States during the year 2022, in the combined amount of U.S.$0.5 billion, while there were 30 deals in Europe, in the combined amount of U.S.$0.2 billion, and 19 deals in Asia, in the combined amount of U.S.$0.2 billion. Other regions such as Latin America & the Caribbean have had one deal in 2022, in the amount of U.S.$10.0 million, Africa had two deals in the combined amount of U.S.$2.0 million, Australia had two deals in the combined amount of U.S.$71.0 million, and Canada had two deals in the combined amount of U.S.$5.0 million. In Peru, investments in the insurtech segment are in the early stages. Nonetheless, many incumbents, including Interseguro, are betting on digital product developments and strategic partnerships that could eventually leverage insurtech capabilities.

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

The following chart sets forth fee income for Inteligo Bank and ASB from 2019 to 2022.

Fee Income (S/ millions)

The following chart sets forth net income in for Inteligo Bank and ASB from 2019 to 2022.

Net Income (S/. millions)

Source: Company information and Credicorp Ltd.’s quarterly reports.

Interfondos provides mutual fund management services in Peru. Interfondos has been the fourth largest mutual fund manager in Peru in each of the last five years according to the SMV. As of December 31, 2022, Interfondos had a 15.6% market share based on assets under management.

Inteligo SAB provides brokerage services, including sales and trading operations, in Peru’s domestic capital markets. As of December 31, 2022, the Peruvian brokerage industry consisted of 20 brokerage firms. Inteligo SAB has ranked among the largest equity trading platforms in the last five years in terms of trading volumes on the Lima Stock Exchange.

Payments

Izipay operates in the highly-competitive and regulated payments industry, competing with a wide range of businesses, even smaller or younger companies and from all form of physical and electronic payments. This is due to the fact that the payments industry is continuously innovating, changing technologies and adapting to fast paced preference and needs of merchants and consumers.

Izipay’s payments acquirer line primarily competes with merchant acquirers, payment gateways, payment facilitators and other financial technology companies who provide businesses with merchant acquiring services and related services. In this segment, Izipay’s main competitors are: Niubiz and Culqi

Izipay’s correspondent banking business line is primarily comprised by three group of players: Izipay, banks and other providers. Izipay offers correspondent services at merchants throughout Peru like pharmacies, libraries and mom-and-pop stores, with exclusive POS terminals leased to banks. Banks partner with merchants to have the POS terminals advertised in stores. Banks provide those services at their own branches and other providers that don’t offer the service for a single customer. In this segment, Izipay’s main competitors are: Full carga, Kasnet, Cyrus, Niubiz and the proprietary solutions of the banks themselves.

Our credit card and prepaid processing business line primarily competes with other third-party payment card processors, the card brands, core banking platform providers, independent software vendors and various other firms that provide products and services to payment card issuers in Peru. Banks do not delegate debit card processing, they do it with their internal core system. Our primary competitors in this space include: Unibanca and Niubiz.

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

The regulatory framework for the operation of the Peruvian financial and insurance sector is set in the Peruvian Banking and Insurance Law (Ley General del Sistema Financiero y del Sistema de Seguros y Orgánica de la Superintendencia de Banca y Seguros) approved by Law No. 26702, which was enacted in December 1996. The Peruvian Banking and Insurance Law regulates Peruvian financial and insurance companies and private pension funds administrators. In accordance with the Peruvian Banking and Insurance Law, the SBS is responsible for issuing banking regulations and for monitoring the Peruvian banking financial and insurance sector. The SBS supervises and regulates financial institutions such as commercial banks, financial companies, financial leasing companies, small business financial companies, savings and loan corporations, financial services companies such as trust companies and investment banks, insurance companies, private pension fund administrators and savings and loans cooperatives (other financial institutions such as stock brokerage houses and mutual fund managers are subject to different legal frameworks and to the supervision of the SMV). The SBS became operational in 1931.

Financial and insurance institutions must seek the authorization of the SBS before initiating operations. The SBS has administrative and financial autonomy, and its head office is located in Lima. The current chairman of the SBS, María del Socorro Heysen Zegarra, was appointed by former President Kuczynski in August 2016.

In June 2008, as a way to facilitate the adoption process to the Basel II standards, the Peruvian Banking and Insurance Law was amended by Legislative Decree No. 1028 and Legislative Decree No. 1052, to comply with the international standards. In June 2011, the Basel Committee announced the issuance of the Basel III principles. The changes introduced have been designed to be implemented progressively. The SBS, by use of its regulatory attributes, has issued several regulations that seek to adapt the Peruvian financial system to the new Basel Capital Accords. This new capital framework revises and strengthens the three pillars established by Basel II. The accord is also extended with new capital buffers (including a capital conservation buffer, a countercyclical capital buffer, and a global systemically important banks buffer), a leverage ratio and liquidity requirements.

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

In March 2022, the Peruvian Banking and Insurance Law was amended by Legislative Decree No. 1531 to adapt the regulations applicable to the companies of the financial system, related to the composition of the effective equity to the Basel III principles. In December 2022 the SBS approved six resolutions aimed at adapting the regulatory framework of the financial system more generally to the Basel III principles. Such legislative decree became effective on January 1, 2023.

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

Pursuant to Article 29 of the Peruvian Banking and Insurance Law, the issued and outstanding shares of Peruvian banks must be registered with the SMV and listed with the BVL. Therefore, according to the Peruvian Securities Market Law and its regulations, listed companies such as banks and insurance companies are required to file with the SMV and the BVL, in Spanish and on a going forward basis, quarterly and annual financial reports.

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

COVID-19 Response

The Peruvian government implemented a number of measures aimed at strengthening the financial sector in response to the COVID-19 pandemic, including, but not limited to:

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

•

Establishing the National Government Guarantee Program for Financial Institutions (Programa de Garantía del Gobierno Nacional a las Empresas del Sistema Financiero) for an amount of S/7,000 million, pursuant to Legislative Decree No. 1508 enacted on May 11, 2020. Financial institutions may apply to this program in order to enter into repurchase agreements with the Central Reserve Bank of Peru in connection with their loan portfolios. The objective of this measure is to provide Peruvian financial institutions with extraordinary liquidity, but only up to 80% of the loan portfolio’s value may be paid by the Peruvian government under the program as per the repurchase agreement. In addition, eligible loan portfolios must have been qualified as “Normal”–as per the SBS categorization–. The term for financial institutions to apply and enter into repurchase agreements with the Central Reserve Bank of Peru within the framework of the program expired on December 31, 2022, and the maximum term to repurchase the corresponding transferred loan portfolio expires on December 31, 2024.

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

•

Establishing that the allowance rate for loan loss reserves applicable to loans guaranteed pursuant to the Reactiva Perú program would be 0%, such that any allowance for loan loss is undertaken by the counterparty granting the guarantee rather than the banks granting the loan, pursuant to SBS Resolution No. 1314-2020 enacted on April 27, 2020. The program, pursuant to Legislative Decree No. 1455 enacted on April 6, 2020, aims to promote the financing of working capital in order to ensure continuity in the chain of payments in the Peruvian economy. The granted guarantee covers an amount that is equal to three months of average monthly sales in 2019 (according to SUNAT’s information), and is channeled through two mechanisms: (i) guarantees to credit portfolios implemented through a trust, and (ii) individual guarantees implemented through a trust commission (comisión de confianza) or other instrument of similar nature. The debtor companies must not pre-pay financial obligations in force before paying off the loans covered by the guarantee, and must not distribute dividends or approve and/or split profits during the term of the loans, except for the amount and/or percentage corresponding to the workers’ profit share.

The term for loans must not exceed thirty-six months, including a twelve-month grace period. The program has a duration of four years counted from the execution of the agreement between COFIDE and the financial institution. Companies will be able to apply for extensions on the term of their loans under this program until June 30, 2023. Any loans which have their terms extended under this program have their principal amount guaranteed by the Peruvian National Government.

•

Establishing the Fondo de Apoyo Empresarial a las MYPE del Sector Turismo (FAE-TURISMO), pursuant to Urgency Decree No. 076-2020, enacted on June 30, 2020. The objective of this fund is to guarantee credits for working capital of SMEs that carry out hospitality activities and accommodation, transport of passengers, tourist transport, travel and tourism agencies, restaurants, leisure activities, organization of conferences, conventions and events, tourist guiding, and production and marketing of handicrafts. The operations guaranteed by FAE-TURISMO are carried out in the form of a loan portfolio. Guarantees granted through FAE-TURISMO covers a maximum amount equivalent to three times the average monthly working capital debt registered by the MYPE in the year 2019 before financial institutions. The loans term must not exceed sixty months, including a 24-month grace period. The term for SMEs to obtain a loan within the framework of the FAE-TURISMO was extended and will expire on June 30, 2023, and the duration of the program is six years from the execution of the respective trust agreement. Because of the emergence of new variants of COVID-19, the government modified the operating rules of the FAE-TURISMO for MYPEs to facilitate working capital loans to these entities.

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

Banking Regulation and Supervision

Banking regulations and capital adequacy in Peru take into account the recommendations of the Basel Committee. The SBS has adopted the principles and guidelines of Basel II and Basel III. Also, the SBS has mandated a minimum regulatory capital requirement for Peruvian banks and, in accordance with Legislative Decree No. 1531’s amendments to the Peruvian Banking and Insurance Law, issued certain resolutions in 2022, completing the three objectives for Basel III (i.e., increased capital, establishment of liquidity standards and improvement in the quality of capital). However, the implementation of other Basel III principles, such as the net stable funding ratio, have yet to be implemented by Peruvian legislation. We cannot provide any assurances regarding whether or as to the extent the SBS may adopt the pending standards.

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

Capital Adequacy Requirements—Basel II

Under the amended provisions of Article 199 of the Peruvian Banking and Insurance Law, and on an unconsolidated basis, the regulatory capital (patrimonio efectivo) may not be lower than 10% of its total weighted assets, the latter being defined as the sum of: (i) the regulatory capital allocated to cover market risks multiplied by the inverse of the overall limit (límite global), (ii) the regulatory capital allocated to cover operational risks multiplied by the inverse of the overall limit (límite global); and (iii) the total amount of credit risk-weighted assets. Notwithstanding, according to SBS Resolution No. 03952-2022, published on December 27, 2022, the SBS established a gradual implementation schedule (from 8.5% for January—March 2023 to 10% for March 2024 and onward).

According to the amended provisions of Articles 184 and 185 of the Peruvian Banking and Insurance Law (as amended by Legislative Decree No. 1531), regulatory capital is defined as the sum of: (i) Tier 1 Regulatory Capital or Basic Capital; and Tier 2 Regulatory Capital.

Tier 1 Regulatory Capital or Basic Capital is comprised of (i) the ordinary capital (which includes common stock and other paid-in capital instruments), capital premiums, dividends, unrealized gains, legal and voluntary reserves, donations and other elements as defined by the SBS and (ii) supplementary Tier 1 Regulatory Capital, which includes capital instruments, capital premiums and certain subordinated debt, premiums, of the above indicated instruments and other elements as defined by the SBS. Basic Capital is subject to, among others, the following deductions: losses of prior years and of the current year, unrealized losses, any provisions deficit, and goodwill resulting from corporate reorganizations and acquisitions; and supplementary Tier 1 Regulatory Capital is subject to, among others, the following deductions: holdings, directly or indirectly, of equity and/or subordinated debt instruments eligible for additional Tier 1 Regulatory Capital, which have been issued by the company itself and which are held in treasury and investments in equity and/or subordinated debt instruments eligible for additional Tier 1 Regulatory Capital, issued by companies of the financial system or the insurance system, domestic or foreign.

Tier 2 Regulatory Capital consists of (i) equity and subordinated debt instruments, not included in Tier 1 Regulatory Capital, that meet the conditions set forth by the SBS, (ii) premiums of the above mentioned instruments, (iii) generic provisions up to 1.25% of the assets and contingencies weighted by credit risk when the standard method is used to determine the regulatory capital requirement for credit risk, and (iv) other elements as defined by the SBS. Tier 2 Regulatory Capital is subject to certain deductions under the law, such as: holdings, directly or indirectly, of equity and/or subordinated debt instruments eligible for additional Tier 2 Regulatory Capital, which have been issued by the company itself and which are held in treasury and investments in equity and/or subordinated debt instruments eligible for additional Tier 2 Regulatory Capital, issued by companies of the financial system or the insurance system, domestic or foreign, etc.

Banks are required to prepare and submit to the SBS, within the first 15 days of each month, a report analyzing the bank’s assets for the previous month and the total amount of the bank’s regulatory capital. Foreign currency denominated assets are valued in soles at an average exchange rate published by the SBS in effect as of the date of such report.

In February 2016, the SBS issued SBS Resolution No. 975-2016, which changed the conditions that subordinated debt must meet in order to be considered in the calculation of additional capital and the calculation methodology applicable to risk-weighted assets. As part of the implementation of the Basel III standards, the SBS issued SBS Resolution No. 03950-2022 in December 2022 regulating new dispositions applicable for subordinated debt, in order to update the form of computation in the different levels and sublevels of the regulatory capital, in accordance with the characteristics of each element. This resolution became effective on January 1, 2023 and is applicable to subordinated debt incurred or created as from such date. However, subordinated debt incurred or created prior to its enactment will still be considered in the calculation of regulatory capital.

In addition, SBS Resolution No. 03950-2022 was enacted mainly to reflect the new composition of the regulatory capital. As a result, non-redeemable subordinated debt is taken into account for the computation of Supplementary Tier 1 Regulatory Capital, as opposed to the previous treatment, which allowed its computation as either Tier 1 or Tier 2 Regulatory Capital. Similarly, redeemable subordinated debt becomes part of the computation of Tier 2 Regulatory Capital only.

In accordance with SBS Resolution No. 03952-2022 (which amended the SBS Resolution No. 14354-2009), the 1,000% factor for risk-weighted assets for intangibles (excluding goodwill), deferred tax assets that originate from operating losses and deferred tax assets that exceed the threshold of 10% of “adjusted total capital” has been removed from the computation of regulatory capital. To replicate the deductions established by Basel III, deferred income tax assets net of deferred income tax liabilities arising from temporary differences that do not exceed the threshold of 10% of Tier 1 Regulatory Capital will receive a weighting factor of 250%.

Implementation of Basel III Principles

In July 2011, the SBS approved SBS Resolution No. 8425-2011 (as amended from time to time), which required additional regulatory capital based on the risk profile of each financial institution in accordance with the guidelines approved by the SBS, to cover risks not contemplated in Pillar I of Basel II. Consistent with certain aspects of Basel III, the SBS Resolution No. 8425-2011 was replaced by SBS Resolution No. 03953-2022 and SBS Resolution No. 03954-2022 in order to update the methodologies for calculating the individual and sector concentration risk buffers (including regional and economic sector concentration) eliminating the capital buffer requirement for risk appetite and maintaining the requirement for measuring the interest rate risk of the banking book. Legislative Decree No. 1531 and SBS Resolution No. 03954-2022 aligned the capital conservation buffer in the Peruvian regulation, to the Basel III principles.

Companies shall complete the regulatory capital requirement for concentration risk by December 2023. This transition applies only to the excess of the required capital over the additional regulatory capital requirement for concentration risk calculated as of December 2022. In addition, the conservation buffer requirement shall be implemented following a specific schedule:

Compliance Date	Conservation Buffer Requirement (% of the total APR)
December 2023	0.625%
December 2024	1.250%
December 2025	1.875%
December 2026	2.500%

As of the date of this Annual Report on Form 20-F, Interbank is in compliance with the additional regulatory capital requirements approved by the SBS.

Liquidity Requirements of Basel III Principles

In December 2012, the SBS approved SBS Resolution No. 9075-2012, requiring a new calculation of the liquidity ratio coverage. The liquidity ratio coverage is a ratio for financial institutions to ensure the maintenance of adequate levels of high-quality liquidity assets (ALAC) that could easily be converted into cash to meet liquidity needs, for a 30-calendar day period, under a stress liquidity scenario. High-quality liquidity assets are defined as assets that are easily and immediately convertible into cash, with minimum or no loss of value during the stress period. In October 2022, the SBS approved SBS Resolution No. 03296-2022 which incorporated, among others, the operational criteria that the high-quality liquidity assets must meet, as well as the categories of such assets.

Pursuant to SBS Resolution No. 6694-2015, the SBS defined a plan for the implementation of this ratio. Since January 2019 and moving forward, companies have been required to implement 100% of the Liquidity Ratio Coverage Ratio. As of the date of this Annual Report on Form 20-F, Interbank is in full compliance with all regulatory limits required by the SBS. In addition, Interbank’s alert system monitors any deviations so Interbank may take any preventive measures.

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

Integral Risk Management

Integral risk management is a process intended to identify potential events that can affect banks and to manage those events according to their nature and risk level. In January 2017, the SBS enacted the SBS Resolution No. 272-2017, which replaced SBS Resolution No. 037-2008. SBS Resolution No. 272-2017 (as amended from time to time) contains guidelines for integral risk management of financial institutions and covers all kinds of risks that could affect a banking operation, such as operational, market, credit, anti-money laundering (“AML”), liquidity and reputational risks. Furthermore, it introduced various changes, focusing on corporate governance practices including the following: (i) two or more independent directors must be appointed when boards are integrated by six or more members, (ii) a remunerations committee must be formed and (iii) concepts such as ‘risk appetite’, ‘risk capacity’ and ‘risk limits’ have been modeled after the Principles for an Effective Risk Appetite Framework of the Financial Stability Board.

In addition, on January 2023, the SBS approved the SBS Resolution No. 00053-2023 (the Model Risk Management Regulation), which establishes minimum guidelines to mitigate the risks derived from the use of models used in the management of credit, market, liquidity, operational, and money laundering and terrorist financing risks of companies in the financial and insurance system. This regulation establishes the definition of model and model risks, the corporate governance framework for model risk management and the minimum guidelines for the development, validation, implementation, use and monitoring of models. Its application will be phased-in commencing in December 2023 through January 2026, given the need to properly implement at the operational level adequate tools to assess the risks that are intended to be managed with the models and the categorization of the models used.

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

Operational Risk

SBS Resolution No. 2115-2009, enacted in April 2009, defined the methodology to be applied, and the requirements to be satisfied, by financial institutions in calculating their regulatory capital requirement for operational risk under the IRB methodology, the alternative standardized methodology and the advanced methodologies. However, as the advanced methodologies approach was part of the Basel II principles, this alternative was eliminated as part of SBS Resolution No. 03955-2022’s updates in alignment with the Basel III principles because internal operational risk models had failed to adequately reflect the risks. The IRB methodology uses a bank’s gross operational margin as an “exposure indicator,” and its application does not require the prior approval by the SBS. Application of the alternative standardized methodology requires compliance with certain provisions included in SBS Resolution No. 2115-2009 (as amended from time to time) and prior approval from the SBS.

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

On July 2018, the SBS issued SBS Resolution No. 2610-2018, which entered into force as of October 1, 2018, and amended the regulation on classification and valuation of investments approved by SBS Resolution No. 7033-2012 and its amendments. The main amendment contained in this resolution is the introduction of standard methodology for the identification of impairment of financial instruments classified as available-for-sale investments and held-to-maturity investments. The annex to this resolution has been amended by SBS Resolution No. 4034-2022 effective as of December 31, 2022.

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

As of December 31, 2022, the minimum legal reserve requirement for local and foreign currency deposits was 6.0% and 9.0%, respectively. Foreign currency deposits collected from the general public are subject to a marginal rate of 35%.for funds that exceed a certain level set by the Central Reserve Bank of Peru. Local and foreign currency borrowings from certain foreign sources with an original maturity of two years or less are subject to a 9% special rate. Financial institutions may satisfy the minimum reserve requirements with funds that they hold in vaults or that they have deposited in their accounts at the Central Reserve Bank of Peru.

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

The Central Reserve Bank of Peru also establishes the interest rate payable on reserves that exceed the minimum legal reserve requirement applicable to both local and foreign currency deposits. The current applicable interest rate: (a) for local currency reserves, different from those described below, is the higher of 0.0% or the overnight deposits interest rate, minus 1.95%; and, (b) for foreign currency deposits, is the higher of (i) 25.0% of the Chicago Mercantile Exchange (“CME”) Term Secured Overnight Financing Rate (“SOFR”) rate at one-month minus 10 basic points and (ii) the CME Term SOFR rate at one-month minus 50 basic points. Currently, no interest rate is payable in respect of local currency deposits to certain foreign sources, such as financial institutions, hedge funds, brokerage firms, pension funds and others with a foreign parent company, except for those authorized by the SBS to collect deposits from the general public in Peru. The applicable interest rate is expected to be periodically revised by the Central Reserve Bank of Peru in accordance with monetary policy objectives. In the past, the Central Reserve Bank of Peru has on numerous occasions changed the deposit reserve requirements applicable to Peruvian commercial banks and both the rate of interest paid on deposit reserves and the amount of deposit reserves on which no interest is payable by the Central Reserve Bank of Peru.

Deposit Insurance Fund

Bank deposits are protected by the Fondo de Seguros de Depósito (Deposit Insurance Fund), against bank failure. Specifically, savings deposit by natural persons, savings deposit accounts maintained by non-profit entities and checking accounts are covered in full up to an amount that is revised quarterly by the SBS. For the period between December 2022 and February 2023, the maximum coverage amount is S/125,603 per person per bank.

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

Anti-Money Laundering Rules

Money laundering is considered a criminal act in Peru. A special legal framework was established in April 2002, which follows the 40 recommendations of FATF, established by the G-7. Since then, this legal framework has been amended in order to improve and increase the efficiency of the Peruvian anti-money laundering system.

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

The government agency responsible for supervising the anti-money laundering system is the Financial Intelligence Unit (Unidad de Inteligencia Financiera del Perú, or “UIF”), which was made part of the SBS in July 2007. The chairman of this agency is appointed by the chairman of the SBS. Additionally, Law No. 30424, enacted in April 2016 and which took effect on January 1, 2018, as amended, attributes criminal liability to legal entities when money laundering, terrorist financing and/or bribery (including multinational bribery) crimes are committed on its behalf or for its benefit by any legal representative or de facto or de iure executive. Such regulation establishes that criminal liability will be exempted or mitigated if the legal entity has adopted an adequate and suitable prevention model following the criteria and minimum guidelines outlined in Law No. 30424. On January 9, 2019, Supreme Decree 002-2019-JUS (Reglamento de la Ley N° 30424) was enacted and took effect, setting forth further regulations and guidelines related to, among other things, the suitable prevention model to be implemented in accordance with Law No. 30424.

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

Insurance companies must also maintain a “solvency equity” (patrimonio de solvencia) which must be higher than (a) the solvency margin, or (b) the minimum capital required by law, or S/8,475,907 in accordance with Circular G-218-2023 for the period between January and March 2023. The required amount of solvency equity is recalculated at least monthly and is adjusted for inflation. If the insurance company has operations subject to credit risk, part of the solvency equity should be segregated for their coverage.

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

Furthermore, insurance companies shall maintain a guarantee reserve from its equity as a guarantee fund, in order to cover risks such as (a) insurance technical risks, and (b) credit risks of certain financial transactions specifically set forth in the Peruvian Banking and Insurance Law.

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

Under SBS GAAP following the adoption of new mortality tables in 2018 the SBS allowed the adjustment of technical reserves to be spread over 10 years. In contrast, our financial statements for the year ended December 31, 2018, under IFRS, recorded a negative impact of S/144.8 million in our technical reserves due to the aggregate effect recorded in technical reserves on insurance policies issued prior to the date of adoption of the new mortality tables.

In addition, SBS Resolution No. 1143-2021 establishes the guidelines regarding the valuation and accounting record of the mathematical reserves for the insurance policies that grant long-term coverage (more than 1 year). As a result of the application of this regulation, Interseguro has recognized an impact for income/private insurance of S/35 million.

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

Pursuant to the Investment of Insurance Companies Regulation approved by SBS Resolution No. 1041-2016 (as amended), Interseguro has implemented a plan to reduce its exposure to related parties and comply with the limits established by Article 13 of the Reglamento de Supervisión Consolidada, approved by Resolution No. 11823-2010 (as amended). In addition, Interseguro limits the amount of exposure to the credit risk in any of the issuers of the financial instruments, which it believes enable it to maintain adequate diversification of its financial investment portfolio.

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

The Peruvian Payment’s System

The payments segment of our group has been conducted through PMP (in which Interbank holds 50%) even prior to the direct acquisition, on April 13, 2022, by IFS of the remaining 50% in such company. As a consequence of such acquisition, IFS now holds all interest in PMP’s wholly-owned subsidiary, Izipay, which is currently our payments processor and the payments facilitator for our subsidiaries operating in Peru. A summary of the Peruvian payment’s system regulatory framework is set forth below.

Payment processors provide technological services to merchants such as by: (a) capturing transactions through a physical network of terminals or payment platforms; and (ii) routing the transaction to the bank or card networks (such as VISA, or Mastercard) for validation (e-commerce). On the other hand, payment facilitators affiliate merchants to accept payment cards on behalf of an acquirer, specializing in the affiliation of merchants with low sales volume, offering them value-added services. PMP acts as payments processor, but it also provides the acquiring services (i.e. the acquirer is the agent in charge of affiliating merchants so that they accept card payments from consumers through a point of sale (physical or virtual), such as POS or website payment buttons).

General Overview

The regulatory authorities for the payment industry include the Central Reserve Bank of Peru; the Peruvian Antitrust Authority (Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual – “Indecopi”), the SBS and Data Privacy Authority (Autoridad Nacional de Datos Personales). The Central Reserve Bank of Peru is the governing body of the payment systems. The SBS regulates and oversees financial system companies and their financial transactions, including the issuance of cards. The Peruvian Antitrust Authority is the competition authority, which, among other duties, has the power to develop market research to identify potential opportunities for improvement related to the development of conditions of competition for a specific sector and issue recommendations. Finally, the Data Privacy Authority is responsible for the overview of compliance with the law on the processing of personal information.

The Central Reserve Bank of Peru is empowered to supervise and regulate payment systems and to determine when a payment agreement should be recognized as a payment system, and as such should be subject to the supervision and regulation of the Central Reserve Bank of Peru.

Law No. 29440 (as amended) (the “Payments and Settlement Law”) regulates the legal regime applicable to payment systems and securities settlement that have a systemic relevance, as well as to payment agreements (Acuerdos de Pago). If a payment system is recognized as such under the Payments and Settlement Law, the operator of the system will have to comply with applicable regulations, be supervised by the Peruvian Central Reserve Bank and subject to sanctions imposed by it.

The Central Reserve Bank of Peru has approved Circular No. 012-2010-BCRP (as amended) (the “Regulations for the Payment Systems”) which sets the criteria for a payment system to be considered subject to the provisions of the Payments and Settlement Law. Section 5 of the Regulations for the Payment Systems establishes that, in order for a payment agreement (Acuerdo de Pago) to be considered a payment system, the following characteristics shall be considered: (a) the value and number of funds transfer orders and (b) the interrelation of the payment agreement with other systems of importance for the transactions of the Peruvian financial system. As described, the criteria included in the Regulations for the Payment Systems is not quantifiable, but it includes general concepts to provide the Central Reserve Bank of Peru broad faculties to determine whether a payment system could have a systematic relevance. Systemic relevance encompasses institutions whose stress or bankruptcy situation could have a significant negative impact on the financial system and cause a deep and prolonged economic recession.

The payment card system in Peru is regulated by the Central Reserve Bank of Peru, since it is recognized as a payment agreement. Currently, the only obligation of acquirers, as part of the payment card system in Peru, is to submit certain information about the nature and volume of their transactions, their functionality and risk control measures. Nonetheless, the Central Reserve Bank of Peru may, in the future, issue new rules, regulations, principles and standards within the payment card system. On the other hand, the participants in the issuing activity are regulated by the SBS in aspects related to security, the handling of fraudulent transactions and the minimum content of contracts between cardholders and card issuers.

As part of its operations, PMP has entered into license agreements with MasterCard and Visa, for which PMP is subject to specific rules and procedures for clearing and settlement of transactions.

Licensing

Service providers (including Izipay), collecting agents or processing agents in the payment industry are not required to obtain prior licenses such as pasarelas de pagos. However, recent regulations imposed certain obligations to such persons (including AML obligations) and required that they register with the Central Reserve Bank of Peru.

Regulation of Payment Services offered by Providers, Payment Agreements and Payment Systems

A special legal framework for the payment’s ecosystem was established in 2022 by the issuance of two key regulations passed by the Central Reserve Bank of Peru: Circular No. 024-2022-BCRP and Circular No. 027-2022-BCRP.

On October 2022, the Central Reserve Bank of Peru issued the Circular No. 024-2022-BCRP, approving the Interoperability Regulation of Payment Services offered by providers, payment agreements and payment systems. This regulation will allow transactions to be made between all digital wallets that operate in Peru. Specifically, interoperability will allow a user to perform a transfer or digital payment to any person or business, regardless of who operates the digital wallet, functionality or mobile application that is being used, or in which financial institution the user maintains its account.

Such regulation establishes the following deadlines for entities to start interoperating and meeting the regulation requirements: (a) March 31, 2023, for digital wallets, and (b) June 30, 2023, for entities that offer immediate payment functionalities, immediate transfers and payments by QR code.

Regulation of Payment Agreements with Cards

In addition, on November 2022, the Central Reserve Bank of Peru issued the Circular No. 027-2022-BCRP, approving the Regulation of Payment Agreements with Cards, which includes the recommendations made by the Indecopi, in order to strengthen competition and provide greater transparency of card payment services, which in turn shall benefit the final users. This regulation establishes the principles and standards that govern payment agreements with cards, the responsibilities and obligations of the administrator, the acquirers and payment facilitators, related to the disclosure on their web pages of exchange rates and discount rates. Likewise, such circular establishes that the entities involved in a payment agreement with cards must register with the Central Reserve Bank of Peru. The regulation became effective on January 1, 2023 and contemplated certain adequacy periods for entities already operating within the Peruvian payment’s ecosystem. As of the date, PMP is duly registered as acquiror and issuing entity, while Izipay is duly registered as payments facilitator, in both cases, before the Central Reserve Bank of Peru.

Anti-Money Laundering Rules

On June 2007, Law No. 29038 set a list of the entities required to comply with anti-money laundering rules, which include debit and/or credit cards processors (such as PMP). On February 2008, the SBS issued SBS Resolution No. 369-2018 establishing a simplified AML system (sistema acotado) which these entities are required to implement, including certain obligations such as the appointment of a compliance officer, the reporting of certain operations, and the implementation of a prevention system, among others.

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

Our principal subsidiaries own or lease the following properties:

Interbank

Interbank owns its headquarters, the Interbank Tower, located at Av. Carlos Villarán 140, Urbanización, Santa Catalina, La Victoria, Lima 13, Peru (approximately 46,585 square meters). Although most of its financial store facilities are leased, Interbank owned 43 financial store facilities as of December 31, 2022.

Interseguro

Interseguro owns its administrative office, located at Av. Javier Prado 492, San Isidro, Lima, Peru (approximately 2,482 square meters), as well as its main commercial office, located at Av. Paseo de la República 3071, San Isidro, Lima 27, Peru (approximately 1,650 square meters). Additionally, Interseguro leases 24 facilities in different provinces of Peru. Most of Interseguro’s facilities outside of Lima are subleased to Interbank.

Inteligo

Inteligo had six offices as of December 31, 2022. Inteligo owns its branch in Panama and leases the rest of the facilities where it operates. Inteligo Bank’s registered headquarters are located at Inteligo Bank—Seventeen Shop Building, First Floor, Collins Avenue & Fourth Terrace, Centreville, Nassau, The Bahamas. Inteligo SAB’s registered headquarters are located at Inteligo SAB—Av. Rivera Navarrete 501, San Isidro, Lima, Peru. Interfondos’ registered headquarters are located at Interfondos—Av. Carlos Villaran 140, Sixth Floor, La Victoria, Lima, Peru.

Izipay

Izipay had 19 offices as of December 31, 2022. Izipay owns one administrative office, located at Calle Porta 111 Piso 7, Miraflores, Lima, Peru, and leases the rest of the facilities where it operates including its main offices at Av. Jorge Chávez 275 Piso 7, Miraflores, Lima, Peru.

SELECTED STATISTICAL INFORMATION

The following tables present certain selected statistical information and ratios for IFS for the periods indicated. The following information is included for analytical purposes and should be read in conjunction with the information included in “Item 5. Operating and Financial Review and Prospects” and our audited annual consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 20-F. The statistical information and discussion and analysis presented below for the fiscal years ended December 31, 2022, 2021 and 2020 reflect our consolidated financial position with our subsidiaries, Inteligo, Interbank, Interseguro and Izipay (since the acquisition of the remaining 50% equity interest in PMP and Izipay in April 2022), for the fiscal years ended December 31, 2022, 2021 and 2020 and their results of operations for the fiscal years ended December 31, 2022, 2021 and 2020.

Average annual balances are based on five quarterly balances. Nominal average interest rates have been calculated by dividing interest earned on assets or paid on liabilities by the corresponding average annual balances on such assets or liabilities.

On January 1, 2022, we adopted the following standards, interpretations, or amendments: (i) in connection with costs of fulfilling a contract, an amendment to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, (ii) amendments to IFRS 3 “Business Combinations”, (iii) in connection with proceeds before intended use of property, plant and equipment, an amendment to IFRS 16 “Leases”, (iv) in connection with a subsidiary as a first time adopter, an amendment to IFRS 1 “First-time Adoption of International Financial Reporting Standards”; and (v) in connection with fees in the “10 per cent” test for derecognition of financial liabilities, an amendment to IFRS 9 “Financial Instruments”. Such standards, interpretations or amendments have not had a significant impact on our consolidated financial statements. See Note 3.2 to our audited annual consolidated financial statements.

On January 1, 2021, we adopted the following standards, interpretations, or amendments: (i) in connection with the interest rate benchmark reform, amendments to IFRS 9 “Financial Instruments”, IAS 39 “Financial Instruments: Recognition and Measurement”, and IFRS 7 “Financial Instruments: Disclosures”, IFRS 4 “Insurance Contracts”, and IFRS 16 “Leases”,– Phase 2; and (ii) in connection with COVID-19 related rent concessions beyond June 30, 2021, an amendment to IFRS 16 “Leases”. Such standards, interpretations or amendments have not had a significant impact on our consolidated financial statements.

Since January 1, 2020, we adopted the following standards, interpretations, or amendments: (i) Amendments to IFRS 3 “Business Combinations”, (ii) Amendments to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, (iii) Conceptual Framework for Financial Reporting issued on March 29,2018 and (iv) Amendments to IFRS 16 “Leases”. Such standards, interpretations or amendments did not have a significant impact on our consolidated financial statements.

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

	For the year ended December 31,
	2022(1)			2021(1)			2020(1)

	(S/ in millions, except for percentages)
	Average Balance	Interest Earned	Nominal Average Rate	Average Balance	Interest Earned	Nominal Average Rate	Average Balance	Interest Earned	Nominal Average Rate
Interest-earning assets:
Cash and due from banks
Soles	3,539.6	55.9	1.6%	8,752.7	38.4	0.4%	5,150.5	10.3	0.2%
Foreign Currency	10,412.5	119.5	1.1%	10,231.2	7.9	0.1%	9,741.6	25.6	0.3%

Total	13,952.1	175.4	1.3%	18,983.9	46.3	0.2%	14,892.0	35.9	0.2%

Investments
Soles	16,373.9	1,121.4	6.8%	14,993.1	795.4	5.3%	13,464.4	625.7	4.6%
Foreign Currency	7,653.1	326.0	4.3%	9,394.1	369.4	3.9%	7,729.9	368.0	4.8%

Total	24,027.1	1,447.4	6.0%	24,387.2	1,164.8	4.8%	21,194.3	993.7	4.7%

Loans
Soles	33,385.0	3,587.3	10.7%	32,502.9	2,878.1	8.9%	30,444.9	3,062.9	10.1%
Foreign Currency	12,630.0	661.2	5.2%	11,492.8	516.5	4.5%	10,878.5	572.4	5.3%

Total	46,015.1	4,248.5	9.2%	43,995.7	3,394.6	7.7%	41,323.4	3,635.3	8.8%

Total interest-earning assets
Soles	53,298.6	4,764.6	8.9%	56,248.7	3,711.8	6.6%	49,059.8	3,699.0	7.5%
Foreign Currency	30,695.7	1,106.7	3.6%	31,118.2	893.8	2.9%	28,350.0	966.0	3.4%

Total	83,994.2	5,871.3	7.0%	87,366.9	4,605.6	5.3%	77,409.7	4,665.0	6.0%

Taxable interest income	—	4,261.2	—	—	3,353.0	—	—	3,591.0	—
Non-taxable interest income	—	1,610.1	—	—	1,252.6	—	—	1,074.0	—
Interest-bearing liabilities:
Deposits and obligations
Soles	28,143.4	(782.9)	(2.8%)	29,976.5	(311.7)	(1.0%)	26,945.7	(462.3)	(1.7)%
Foreign Currency	19,954.4	(158.4)	(0.8%)	19,191.5	(93.1)	(0.5%)	15,487.2	(116.2)	(0.8)%

Total	48,097.7	(941.3)	(2.0%)	49,168.0	(404.9)	(0.8%)	42,433.0	(578.5)	(1.4)%

Due to banks and correspondents(2)
Soles	7,231.3	(214.4)	(3.0%)	8,078.3	(136.1)	(1.7%)	6,508.8	(146.7)	(2.3)%
Foreign Currency	717.2	(20.5)	(2.9%)	865.1	(20.4)	(2.4%)	1,058.7	(35.0)	(3.3)%

Total	7,948.5	(234.8)	(3.0%)	8,943.5	(156.5)	(1.7%)	7,567.5	(181.7)	(2.4)%

Bonds, notes and other obligations
Soles	2,400.3	(169.2)	(7.0%)	2,552.0	(207.7)	(8.1%)	2,459.5	(162.6)	(6.6)%
Foreign Currency	5,643.0	(316.8)	(5.6%)	5,664.0	(288.9)	(5.1%)	4,907.3	(269.5)	(5.5)%

Total	8,043.2	(486.0)	(6.0%)	8,216.0	(496.6)	(6.0%)	7,366.8	(432.1)	(5.9)%

Total Interest-bearing liabilities:
Soles	37,775.0	(1,166.4)	(3.1%)	40,606.8	(655.5)	(1.6%)	35,914.0	(771.6)	(2.1)%
Foreign Currency	26,314.5	(495.7)	(1.9%)	25,720.6	(402.4)	(1.6%)	21,453.2	(420.7)	(2.0)%

Total	64,089.5	(1,662.1)	(2.6%)	66,327.4	(1,057.9)	(1.6%)	57,367.3	(1,192.3)	(2.1)%

(1)

As of and for the years ended December 31, 2022, 2021 and 2020, IFS did not maintain any of the following categories on its balance sheets: (i) federal funds sold, (ii) securities purchased with agreements to resell, (iii) federal funds purchased, (iv) securities sold under agreements to repurchase, or (v) commercial paper.

(2)	Includes inter-bank funds

The following tables set forth, by currency of denomination, average balances for our non-interest earning assets and non-interest bearing liabilities and shareholders’ equity for the periods indicated.

	For the year ended December 31,
	2022	2021	2020

	(S/ in millions)
	Average Balance	Average Balance	Average Balance
Impairment allowance for loans
Soles	(1,958.6)	(2,279.4)	(2,035.2)
Foreign Currency	(83.6)	(214.6)	(309.2)

Total	(2,042.3)	(2,494.0)	(2,344.4)

Investment Property
Soles	1,255.5	1,188.2	1,015.5
Foreign Currency	—	—	—

Total	1,255.5	1,188.2	1,015.5

Property, furniture and equipment, net
Soles	809.1	811.6	901.0
Foreign Currency	—	—	—

Total	809.1	811.6	901.0

Accounts receivable and other assets, net
Soles	1,562.4	1,676.1	1,040.8
Foreign Currency	287.8	295.5	591.6

Total	1,850.2	1,971.6	1,632.4

Intangibles and goodwill, net
Soles	1,322.7	1,034.8	1,019.0
Foreign Currency	—	—	—

Total	1,322.7	1,034.8	1,019.0

Due from customers on acceptances
Soles	—	—	—
Foreign Currency	65.1	94.0	44.1

Total	65.1	94.0	44.1

Deferred Income Tax asset, net
Soles	191.5	258.6	203.0
Foreign Currency	—	—	—

Total	191.5	258.6	203.0

Total non-interest-earning assets:
Soles	3,182.5	2,689.9	2,144.2
Foreign Currency	269.3	174.9	326.5

Total	3,451.8	2,864.8	2,470.7

	For the year ended December 31,
	2022	2021	2020

	(S/ in millions, except for percentages)
	Average Balance	Average Balance	Average Balance
Non-interest-bearing liabilities:
Due from customers on acceptances
Soles	—	—	—
Foreign Currency	65.1	94.0	44.1

Total	65.1	94.0	44.1

Accounts payable, provisions and other liabilities
Soles	1,804.7	1,945.7	1,579.3
Foreign Currency	1,225.7	713.0	616.9

Total	3,030.4	2,658.7	2,196.2

Insurance contract liabilities
Soles	6,696.0	6,876.3	7,346.4
Foreign Currency	4,100.2	4,965.3	4,410.7

Total	10,796.2	11,841.6	11,757.1

Deferred Income Tax Liability, net
Soles	34.6	0.6	0.7
Foreign Currency	—	—	—

Total	34.6	0.6	0.7

Total non-interest-bearing liabilities:
Soles	8,535.2	8,822.6	8,926.3
Foreign Currency	5,391.0	5,772.3	5,071.7

Total	13,926.2	14,594.8	13,998.0

Changes in Net Interest and Similar Income and Net Interest and Similar Expense: Volume and Rate Analysis

The following table sets forth, by currency of denomination, changes in our interest revenue and expenses between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates from the year ended December 31, 2022 to the year ended December 31, 2021 and from the year ended December 31, 2021 to the year ended December 31, 2020. Volume and rate variances have been calculated based on movements in average quarterly balances and changes in nominal interest rates, average interest-earning assets and average interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

	December 31, 2022/2021(1)			December 31, 2021/2020(1)
	Increase (Decrease) Due to Changes in:			Increase (Decrease) Due to Changes in:
	Rate	Volume	Net Change	Rate	Volume	Net Change

	(S/ in millions)
Interest-earning assets:
Cash and due from banks(2)
Soles	99.8	(82.3)	17.5	12.3	15.8	28.1
Foreign Currency	109.6	2.1	111.6	(18.1)	0.4	(17.7)

Total	209.4	(80.2)	129.1	(5.8)	16.2	10.4

Investments
Soles	231.4	94.6	326.0	88.6	81.1	169.7
Foreign Currency	30.8	(74.2)	(43.4)	(64.1)	65.4	1.4

Total	262.2	20.4	282.6	24.5	146.5	171.0

	December 31, 2022/2021(1)			December 31, 2021/2020(1)
	Increase (Decrease) Due to Changes in:			Increase (Decrease) Due to Changes in:
	Rate	Volume	Net Change	Rate	Volume	Net Change

	(S/ in millions)
Loans
Soles	614.5	94.8	709.3	(367.1)	182.2	(184.)
Foreign Currency	85.1	59.5	144.7	(83.5)	27.6	(55.9)

Total	699.6	154.3	853.9	(450.6)	209.8	(240.7)

Total interest-earning assets:
Soles	945.7	107.0	1,052.7	(266.3)	279.1	12.9
Foreign Currency	225.5	(12.5)	212.9	(165.6)	93.4	(72.2)

Total	1,171.2	94.5	1,265.7	(431.9)	372.6	(59.3)

Interest-bearing liabilities: Deposits and obligations
Soles	(522.1)	51.0	(471.2)	182.1	(31.5)	150.6
Foreign Currency	(59.2)	(6.1)	(65.2)	41.1	(18.0)	23.1

Total	(581.3)	44.9	(536.4)	223.1	(49.5)	173.7

Due to banks and correspondents
Soles	(103.4)	25.1	(78.3)	37.1	(26.4)	10.6
Foreign Currency	(4.3)	4.2	(0.1)	10.0	4.6	14.6

Total	(107.7)	29.3	(78.4)	47.1	(21.9)	25.2

Bonds, notes and other obligations
Soles	27.9	10.7	38.6	(37.6)	(7.5)	(45.1)
Foreign Currency	(29.2)	1.2	(28.0)	19.2	(38.6)	(19.4)

Total	(1.3)	11.9	10.6	(18.4)	(46.1)	(64.5)

Total Interest-bearing liabilities:
Soles	(597.7)	86.8	(510.9)	181.6	(65.5)	116.1
Foreign Currency	(92.6)	(0.7)	(93.3)	70.3	(52.0)	18.3

Total	(690.3)	86.1	(604.2)	251.8	(117.5)	134.3

(1)

As of and for the years ended December 31, 2022, 2021 and 2020, IFS did not maintain any of the following categories on its balance sheets: (i) federal funds sold, (ii) securities purchased with agreements to resell, (iii) federal funds purchased, (iv) securities sold under agreements to repurchase, or (v) commercial paper.

(2)	Includes inter-bank funds.

Interest-Earning Assets: Net Interest Margin and Yield Spread

The following table set forth for each of the periods indicated, by currency of denomination, our levels of average interest-earning assets, net interest income, gross yield, net interest margin and yield spread, all on a nominal basis.

	For the year ended December 31,
	2022	2021	2020
Average interest-earning assets
Soles	53,298.6	56,248.7	49,059.8
Foreign Currency	30,695.7	31,118.2	28,350.0

Total	83,994.3	87,366.9	77,409.8

Net interest income(1)
Soles	3,598.2	3,056.3	2,927.4
Foreign Currency	611.0	491.4	545.3

Total	4,209.2	3,547.7	3,472.8

	For the year ended December 31,
	2022	2021	2020
Gross yield(2)
Soles	8.9%	6.6%	7.5%
Foreign Currency	3.6%	2.9%	3.4%

Total	7.0%	5.3%	6.0%

Net interest margin(3)
Soles	6.8%	5.4%	6.0%
Foreign Currency	2.0%	1.6%	1.9%

Total	5.0%	4.1%	4.5%

Yield spread(4)
Soles	5.9%	5.0%	5.4%
Foreign Currency	1.7%	1.3%	1.4%

Total	4.4%	3.7%	3.9%

(1)	“Net interest income” is defined as interest and similar income less interest and similar expense.
(2)	“Gross yield” is defined as interest and similar income divided by average interest-earning assets.
(3)	“Net interest margin” is defined as net interest and similar income divided by average interest-earning assets.
(4)	“Yield spread”, on a nominal basis, represents the difference between gross yield on average interest-earning assets and average cost of interest-bearing liabilities.

Investment Portfolio

The following table sets forth our financial investment portfolio by type on the dates indicated. For more information on our financial investment portfolio as of December 31, 2022 and 2021, see Note 5 to our audited annual consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F.

	As of December 31,
	2022		2021		2020
	S/ in millions	%	S/ in millions	%	S/ in millions	%
Debt instruments measured at fair value through other comprehensive income	16,716.5	74.6%	17,629.8	72.9%	17,902.4	74.7%
Investments at amortized cost	3,231.1	14.4%	3,225.2	13.3%	2,650.9	11.1%
Investments at fair value through profit or loss	1,933.0	8.6%	2,706.2	11.2%	2,042.8	8.5%
Equity instruments measured at fair value through other comprehensive income	512.9	2.3%	623.7	2.6%	1,373.5	5.7%

Total	22,393.5	100.0%	24,184.9	100.0%	23,969.6	100.0%

Plus: Accrued interest	394.1		362.3		307.5

Total investments, net	22,787.6		24,547.3		24,277.1

The following tables set forth the maturities of our financial investment portfolio as of December 31, 2022, before accrued interest.

Maturities of Investment Portfolio - Yields

	1 year or less	Weighted Average Yield(1)	1-5 years	Weighted Average Yield(1)	5-10 years	Weighted Average Yield(1)	Over 10 years	Weighted Average Yield(1)	Total
Instruments measured at fair value through other comprehensive income:
Bonds	278.6	135.6%	1,268.2	7.7%	1,848.5	6.8%	5,233.8	6.7%	8,629.0
Peruvian sovereign and global Bonds	5.9	0.0%	2,220.9	6.4%	1,278.7	8.1%	3,103.3	7.3%	6,608.8
Negotiable bank certificates issued by the Central Reserve Bank of Peru	1,478.7	25.8%	—	—	—	—	—	—	1,478.7

Total Instruments measured at fair value through other comprehensive income	1,763.2	161.5%	3,489.1	14.1%	3,127.2	15.0%	8,337.0	14.0%	16,716.5

Investments at amortized cost:
Peruvian sovereign Bonds	494.9	0.0%	1,084.1	4.6%	741.4	7.8%	910.7	8.6%	3,231.1

Total Investments at amortized cost	494.9	0.0%	1,084.1	4.6%	741.4	7.8%	910.7	8.6%	3,231.1

Total investments	2,258.1	161.5%	4,573.2	18.7%	3,868.6	22.8%	9,247.7	22.5%	19,947.7

%	10.1%	—	20.4%	—	17.3%	—	41.3%	—	89.1%

(1)	The weighted average yield for each range of maturity is calculated by dividing the annual interest income by the book value of the debt securities.

Loan Portfolio

The following table sets forth our loans by type of loan, at the dates indicated.

	As of December 31,
	2022		2021		2020
	S/ in millions	%	S/ in millions	%	S/ in millions	%
Loan Portfolio
Loans	35,977.7	76.5%	35,490.2	79.4%	34,718.3	80.6%
Credit cards	6,239.3	13.3%	4,814.8	10.8%	4,379.9	10.2%
Leasing	1,174.5	2.5%	1,111.0	2.5%	1,211.3	2.8%
Discounted notes	894.6	1.9%	572.3	1.3%	468.7	1.1%
Factoring receivables	1,011.5	2.2%	867.8	1.9%	572.0	1.3%
Advances and overdrafts	38.8	0.1%	41.0	0.1%	39.4	0.1%
Refinanced loans	322.9	0.7%	236.5	0.5%	287.1	0.7%
Past-due and under legal collection loans	1,366.0	2.9%	1,554.7	3.5%	1,405.2	3.3%

Total gross loans	47,025.4	100.0%	44,688.2	100.0%	43,081.9	100.0%

Accrued interest from performing loans	527.6	—	404.9	—	445.1	—
Impairment allowance for loans	(2,027.9)	—	(2,064.9)	—	(2,984.9)	—
Unearned interest and interest collected in advance	(22.1)	—	(22.6)	—	(22.8)	—

Total direct loans, net	45,503.0	—	43,005.6	—	40,519.4	—

Loans by Classification

The following table shows the composition of our loan portfolio by classification for the periods indicated.

	As of December 31,
	2022		2021		2020
	S/ in millions	%	S/ in millions	%	S/ in millions	%
Commercial loans	21,412.1	45.5%	22,118.9	49.5%	22,001.6	51.1%
Consumer loans	14,967.8	31.8%	12,514.5	28.0%	11,416.2	26.5%
Mortgage loans	9,286.9	19.7%	8,552.3	19.1%	7,721.3	17.9%
Small and micro-business loans	1,358.5	2.9%	1,502.5	3.4%	1,942.9	4.5%

Total direct gross loans(1)	47,025.4	100.0%	44,688.2	100.0%	43,081.9	100.0%

(1)	Includes refinanced loans and past due and under legal collection loans for all periods reported.

Loans by Currency

The following table presents our loan portfolio divided by currency at the dates indicated.

	As of December 31,
	2022		2021		2020
	S/ in millions	%	S/ in millions	%	S/ in millions	%
Foreign currency denominated	13,481.9	28.7%	12,088.9	27.1%	10,755.1	25.0%
Sol denominated	33,543.5	71.3%	32,599.4	72.9%	32,326.8	75.0%

Total gross loans	47,025.4	100.0%	44,688.2	100.0%	43,081.9	100.0%

As of December 31, 2022, 2021 and 2020, we did not have foreign loans that exceeded 1% of our total consolidated assets.

Maturity Composition of Our Portfolio of Loans

The following tables set forth an analysis of our portfolio of loans as of December 31, 2022, 2021 and 2020 by type and by the time remaining to maturity. Loan amounts are presented before deduction of allowances for loan losses.

	As of December 31, 2022(1)
	1 month	1-3 months	3 months -1 year	1-5 years	More than 5 years but less than 15 years	More than 15 years	Past-due loans	Total

	(S/ in millions)
Loans	2,979.8	3,432.0	7,688.4	16,061.5	5,522.5	293.5	1,366.0	37,343.7
Credit cards	1,206.4	1,223.6	1,711.9	2,097.4	—	—	—	6,239.3
Leasing	73.4	60.2	475.6	554.7	10.7	—	—	1,174.5
Discounted notes	399.0	412.0	83.6	—	—	—	—	894.6
Factoring receivables	240.0	565.3	206.2	—	—	—	—	1,011.5
Advances and overdrafts	38.8	—	—	—	—	—	—	38.8
Refinanced loans	8.5	15.2	54.4	203.1	37.4	4.3	—	322.9

Total gross loans	4,945.9	5,708.3	10,220.2	18,916.6	5,570.6	297.9	1,366.0	47,025.4

	As of December 31, 2021(1)
	1 month	1-3 months	3 months -1 year	1-5 years	More than 5 years but less than 15 years	More than 15 years	Past-due loans	Total

	(S/ in millions)
Loans	2,049.3	4,114.6	8,069.1	15,818.4	5,240.4	198.4	1,554.7	37,044.9
Credit cards	893.4	915.6	1,379.3	1,622.7	3.7	—	—	4,814.8
Leasing	39.3	113.9	390.1	548.4	19.2	—	—	1,111.0
Discounted notes	196.5	328.6	47.2	—	—	—	—	572.3
Factoring receivables	121.7	454.3	291.8	—	—	—	—	867.8
Advances and overdrafts	41.0	—	—	—	—	—	—	41.0
Refinanced loans	4.2	8.9	44.7	141.8	30.7	6.1	—	236.5

Total gross loans	3,345.5	5,935.9	10,222.3	18,131.4	5,294.0	204.5	1,554.7	44,688.2

	As of December 31, 2020(1)
	1 month	1-3 months	3 months -1 year	1-5 years	More than 5 years but less than 15 years	More than 15 years	Past-due loans	Total

	(S/ in millions)
Loans	2,016.0	2,804.7	7,712.0	17,259.9	4,778.6	147.0	1,405.2	36,123.5
Credit cards	586.2	730.9	1,360.6	1,654.8	47.4	—	—	4,379.9
Leasing	80.5	109.8	369.5	618.7	32.8	—	—	1,211.3
Discounted notes	189.0	237.3	42.4	—	—	—	—	468.7
Factoring receivables	167.0	318.7	86.3	—	—	—	—	572.0
Advances and overdrafts	39.4	—	—	—	—	—	—	39.4
Refinanced loans	5.0	12.1	56.7	186.3	22.7	4.2	—	287.1

Total gross loans	3,083.1	4,213.5	9,627.6	19,719.7	4,881.5	151.2	1,405.2	43,081.9

(1)

Includes the balance of disbursements made by Interbank within the “Reactiva Perú” program. The balance of these loans as of December 31, 2022, December 31, 2021 and December 31, 2020 amounted to S/2,299.9 million, S/4,896.1 million and S/6,615.8, respectively.

Classification of Our Loan Portfolio - Analysis of Substandard and Past Due Loans

The following tables provide the classification of our loans as of December 31, 2022, 2021 and 2020, respectively, calculated under the requirements of IFRS 9:

	As of December 31, 2022
	Stage 1	Stage 2	Stage 3	Total

Direct and indirect Loans	(S/ in millions)
Not impaired
High grade	39,559.3	1,513.8	—	41,073.1
Standard grade	4,295.0	874.8	—	5,169.7
Sub-standard grade	778.7	1,000.3	—	1,779.0
Past due but not impaired	1,124.6	1,150.1	—	2,274.7
Impaired
Individually impaired	—	—	55.2	55.2
Collectively impaired	—	—	1,161.0	1,161.0

Total gross loans	45,757.5	4,539.0	1,216.2	51,512.7

	As of December 31, 2022
	Stage 1	Stage 2	Stage 3	Total

Direct and indirect Loans	(S/ in millions)
Direct loan portfolio	41,798.1	4,037.2	1,190.1	47,025.4
Indirect loan portfolio	3,959.4	501.8	26.1	4,487.3

Total gross loans	45,757.5	4,539.0	1,216.2	51,512.7

	As of December 31, 2021
	Stage 1	Stage 2	Stage 3	Total

Direct and indirect Loans	(S/ in millions)
Not impaired
High grade	37,337.4	775.7	—	38,113.1
Standard grade	4,487.6	371.8	—	4,859.4
Sub-standard grade	1,952.2	1,274.7	—	3,226.9
Past due but not impaired	729.7	862.4	—	1,592.0
Impaired
Individually impaired	—	—	54.0	54.0
Collectively impaired	—	—	1,283.3	1,283.3

Total gross loans	44,506.8	3,284.6	1,337.2	49,128.7

Direct loan portfolio	40,522.5	2,853.6	1,312.2	44,688.2
Indirect loan portfolio	3,984.4	431.0	25.1	4,440.5

Total gross loans	44,506.8	3,284.6	1,337.2	49,128.7

	As of December 31, 2020
Direct and indirect Loans	Stage 1	Stage 2	Stage 3	Total

	(S/ in millions)
Not impaired
High grade	32,994.4	1,728.9	—	34,723.3
Standard grade	4,458.7	1,603.3	—	6,062.0
Sub-standard grade	692.7	1,169.7	—	1,862.5
Past due but not impaired	790.3	1,781.9	—	2,572.1
Impaired
Individually impaired	—	—	30.3	30.3
Collectively impaired	—	—	2,443.7	2,443.7

Total gross loans	38,936.0	6,283.8	2,474.0	47,693.8

Direct loan portfolio	34,893.3	5,744.7	2,443.9	43,081.9
Indirect loan portfolio	4,042.8	539.1	30.1	4,611.9

Total gross loans	38,936.0	6,283.8	2,474.0	47,693.8

Impairment Allowance for Loans

The following tables show the allocation for our impairment allowance for loans as of December 31, 2022, 2021, and 2020:

	As of December 31,
	2022		2021		2020
	(S/ in millions)%		(S/ in millions)%		(S/ in millions)%
Commercial loans	282.4	13.7%	383.2	18.2%	294.7	9.7%
Consumer loans	1,622.4	78.6%	1,401.7	66.6%	2,413.4	79.3%
Mortgage loans	61.6	3.0%	155.2	7.4%	188.0	6.2%
Small and micro-business loans	96.9	4.7%	165.1	7.8%	146.5	4.8%

Total(1)	2,063.4	100.0%	2,105.2	100.0%	3,042.6	100.0%

(1)

Includes impairment allowance for indirect loans amounting to S/35.5 million as of December 31, 2022, S/40.3 million as of December 31, 2021 and S/57.7 million as of December 31, 2020. See Note 6(d.2) to our audited annual consolidated financial statements.

The following table shows the changes in our impairment allowance for loans for the periods indicated.

	For the years ended December 31,
	2022	2021	2020

	(S/ in millions)
Balance as of January 1	2,105.2	3,042.6	1,434.5
Provision	830.6	381.6	2,393.9
Recoveries of written-off loans	155.1	182.0	106.4
Written-off loans and sales	(1,021.5)	(1,525.1)	(926.0)
Translation result and others	(6.0)	24.2	33.7
Balance as of December 31,	2,063.4	2,105.2	3,042.6

Allowances for indirect loans	35.5	40.3	57.7
Allowances for direct loans	2,027.9	2,064.9	2,984.9

Total allowances for loan losses	2,063.4	2,105.2	3,042.6

Allowances for Loan Losses at end of Period as a Percentage of Total Loans	4.4%	4.7%	7.1%
Ratios of Charge-Offs to Average Balance
Commercial loans	0.1%	0.0%	0.1%
Consumer loans	1.8%	3.0%	2.1%
Mortgage loans	0.0%	0.0%	0.0%
Small and micro business loans	0.2%	0.2%	0.1%

The ratio of allowances for loan losses to average loans was 4.4% in 2022 compared to 4.7% in 2021. The lower ratio was mainly explained by lower allowances for direct loans in addition to growth in the average balance of loans.

Lower allowances for direct loans were explained by increase in provision requirements in consumer loans and mortgages. These effects were partially offset by higher allowances for loans in commercial and small and micro-business loans.

The following tables show the changes in our impairment allowance for loans (direct and indirect) by line of business for the period indicated.

	For the Year Ended December 31, 2022
	Commercial loans	Mortgage loans	Consumer loans	Small and micro-business loans	Total

	(S/ in millions)
Balance as of January 1	383.2	155.2	1,401.7	165.1	2,105.2

Provision	(34.1)	(90.1)	966.9	(12.1)	830.6
Recovery of written-off loans	5.9	—	140.4	8.7	155.1
Written-off loans and sales	(68.4)	(2.3)	(886.2)	(64.7)	(1,021.5)
Translation result and others	(4.4)	(1.2)	(0.4)	—	(6.0)

Balance as of	282.4	61.6	1,622.4	96.9	2,063.4

	For the Year Ended December 31, 2021
	Commercial loans	Mortgage loans	Consumer loans	Small and micro-business loans	Total

	(S/ in millions)
Balance as of January 1	294.7	188.0	2,413.4	146.5	3,042.6

Provision	98.6	(36.1)	225.6	93.5	381.6
Recovery of written-off loans	1.4	—	175.3	5.3	182.0
Written-off loans and sales	(27.4)	(2.4)	(1,414.9)	(80.3)	(1,525.1)
Translation result and others	15.9	5.7	2.3	0.2	24.2

Balance as of	383.2	155.2	1,401.7	165.1	2,105.2

	For the Year Ended December 31, 2020
	Commercial loans	Mortgage loans	Consumer loans	Small and micro-business loans	Total

	(S/ in millions)
Balance as of January 1	185.6	121.7	1,058.6	68.6	1,434.5

Provision	118.0	63.7	2,112.9	99.4	2,393.9
Recovery of written-off loans	1.8	—	100.8	3.9	106.4
Written-off loans and sales	(27.8)	(4.4)	(868.1)	(25.7)	(926.0)
Translation result and others	17.2	6.9	9.3	0.3	33.7

Balance as of	294.7	188.0	2,413.4	146.5	3,042.6

Composition of Deposits and Obligations

The following tables provide information on the composition of our deposits obligations for the periods indicated.

	As of December 31,
	2022		2021		2020
	(S/ in millions)%		(S/ in millions)%		(S/ in millions)%
Demand deposits
Soles	7,467.3	15.4%	7,943.1	16.2%	8,836.1	18.7%
Foreign currency	6,357.6	13.1%	6,490.1	13.3%	4,996.1	10.6%

Total	13,824.8	28.5%	14,433.2	29.5%	13,832.3	29.3%

Savings deposits
Soles	12,395.3	25.5%	13,665.4	27.9%	12,212.6	25.9%
Foreign currency	8,516.4	17.5%	8,876.4	18.2%	5,639.7	12.0%

Total	20,911.7	43.1%	22,541.8	46.1%	17,852.3	37.9%

Time deposits
Soles	8,285.3	17.1%	6,060.4	12.4%	7,977.8	16.9%
Foreign currency	4,581.4	9.4%	4,893.8	10.0%	5,557.2	11.8%

Total	12,866.7	26.5%	10,954.2	22.4%	13,535.0	28.7%

Others
Soles	695.6	1.4%	713.8	1.5%	1,492.6	3.2%
Foreign currency	231.9	0.5%	254.9	0.5%	437.1	0.9%

Total	927.5	1.9%	968.7	2.0%	1,929.7	4.1%

Total deposits
Soles	28,843.5	59.4%	28,382.7	58.0%	30,519.2	64.7%
Foreign currency	19,687.2	40.6%	20,515.2	42.0%	16,630.1	35.3%

Total	48,530.7	100.0%	48,897.9	100.0%	47,149.3	100.0%

As of December 31, 2022, 2021 and 2020, we did not have individual material deposits by foreign depositors that exceeded 10% of our total Deposits and Obligations.

The following table provides information on the composition of our domestic and foreign deposits, by average balances and average nominal rate, for the periods indicated.

	For the year ended December 31,
	2022	2021	2020

	(S/ in millions)
Deposits in Domestic Offices
Demand deposits
Average balance
Soles	8,127.6	8,966.5	8,069.7
Foreign currency	4,552.9	4,348.0	3,858.5

Total	12,680.5	13,314.5	11,928.2

Average nominal rate
Soles	3.2%	0.4%	0.8%
Foreign currency	0.5%	0.1%	0.3%

Total	2.2%	0.3%	0.6%

Savings deposits
Average balance
Soles	12,832.2	13,025.1	9,570.5
Foreign currency	8,562.4	7,156.7	5,053.0

Total	21,394.6	20,181.9	14,623.5

Average nominal rate
Soles	1.0%	0.7%	1.0%
Foreign currency	0.4%	0.2%	0.2%

Total	0.7%	0.5%	0.7%

Time deposits
Average balance
Soles	6,469.5	6,876.7	7,892.6
Foreign currency	2,758.7	3,653.5	3,275.1

Total	9,228.2	10,530.2	11,167.8

Average nominal rate
Soles	4.6%	1.1%	2.5%
Foreign currency	1.1%	0.3%	0.8%

Total	3.6%	0.8%	2.0%

Others
Average balance
Soles	714.1	1,108.2	1,413.0
Foreign currency	243.1	358.6	430.4

Total	957.1	1,466.8	1,843.4

Average nominal rate
Soles	6.6%	5.0%	4.9%
Foreign currency	4.1%	1.8%	1.7%

Total	6.0%	4.2%	4.1%

Deposits in Foreign Offices
Demand deposits
Average balance
Soles	—	—	—
Foreign currency	2,004.8	1,990.8	1,194.6

Total	2,004.8	1,990.8	1,194.6

Average nominal rate
Soles	0.0%	0.0%	0.0%
Foreign currency	0.0%	0.0%	0.0%

Total	0.0%	0.0%	0.0%

Time deposits
Average balance

	For the year ended December 31,
	2022	2021	2020
Soles	—	—	—
Foreign currency	1,832.5	1,683.7	1,675.6

Total	1,832.5	1,683.7	1,675.6

Average nominal rate
Soles	0.0%	0.0%	0.0%
Foreign currency	3.1%	1.9%	1.9%

Total	3.1%	1.9%	1.9%

Uninsured Deposits

Uninsured deposits are deposits that are in excess of local deposit insurance fund, see “Regulation and Supervision— Banking regulations and supervision - Deposit Insurance Fund”, calculated based on the respective local regulations, as well as deposits in uninsured accounts. As of December 31, 2022, 2021 and 2020 total estimated uninsured deposits were S/30,520.7 million, S/31,717.8 million and S/33,128.7 million, respectively.

The table below, shows the maturity of estimated uninsured time deposits as of December 31, 2022.

For the year ended December 31, 2022
(S/ in millions)
Uninsured time deposits
Within 3 months	5,034.7
From 3 to 6 months	2,145.1
From 6 to 12 months	2,621.2
Over 12 months	1,091.8

Total uninsured time deposits	10,892.7

	As of December 31, 2022
	1 month	1-3 months	3 months-1 year	1-5 years	More than 5 years	Total

	(S/ in millions)
Maturity of Deposits
Demand deposits	13,824.8	—	—	—	—	13,824.8
Saving deposits	20,911.7	—	—	—	—	20,911.7
Time deposits	2,797.7	1,973.3	6,788.7	1,023.5	283.5	12,866.6

Total	37,534.3	1,973.3	6,778.7	1,023.5	283.5	47,603.2

Percentage of Total	78.8%	4.1%	14.3%	2.2%	0.6%	100.0%

	As of December 31, 2021
	1 month	1-3 months	3 months-1 year	1-5 years	More than 5 years	Total

	(S/ in millions)
Maturity of Deposits
Demand deposits	14,433.2	—	—	—	—	14,433.2
Saving deposits	22,541.8	—	—	—	—	22,541.8
Time deposits	4,679.0	2,205.2	3,430.8	377.9	261.3	10,954.2

Total	41,654.0	2,205.2	3,430.8	377.9	261.3	47,929.2

Percentage of Total	86.9%	4.6%	7.2%	0.8%	0.5%	100.0%

	As of December 31, 2020
	1 month	1-3 months	3 months-1 year	1-5 years	More than 5 years	Total

	(S/ in millions)
Maturity of Deposits
Demand deposits	13,832.3	—	—	—	—	13,832.3
Saving deposits	17,852.3	—	—	—	—	17,852.3
Time deposits	6,983.1	2,208.2	3,531.5	539.6	272.6	13,535.0

Total	38,667.6	2,208.2	3.531.5	539.6	272.6	45,219.5

Percentage of Total	85.5%	4.9%	7.8%	1.2%	0.6%	100.0%

Short-Term Borrowings

The following tables provide information on the composition of our short-term borrowings for the periods indicated.

	As of December 31,
	2022		2021		2020
	(S/in millions)	Average rate	(S/in millions)	Average rate	(S/ in millions)	Average rate
Inter-bank funds	30.0	7.5%	—	0.0%	29.0	0.3%
Due to banks and correspondents	2,107.8	5.0%	822.1	2.5%	1,794.5	1.6%
Bonds, notes and other obligations	—	0.0%	—	0.0%	—	0.0%

Total	2,137.8	5.0%	822.1	2.5%	1,823.4	1.6%

	As of December 31,
	2022	2021	2020

	(S/in millions except for percentages)
Average balance	1,445.1	1,335.0	2,967.2
Maximum quarter-end balance	2,137.8	1,916.2	4,228.2
Weighted-average nominal interest rate	4.7%	1.6%	2.3%

ETHICS AND CORPORATE COMPLIANCE

IFS is firmly committed to promoting a world-class ethics and compliance program (the “Compliance Program”), ensuring a compliance culture within its subsidiaries, to maintain an ethical culture throughout its organizations. Thus, IFS has a corporate compliance policy (the “IFS Corporate Compliance Policy”) based on local and US regulations, international best practices, and our principles and values.

The Compliance Program aims to promote corporate policies and procedures of effective internal controls to prevent, detect and report inappropriate conducts, comply with laws and regulations, and mitigate reputational risk to maintain a sustainable business. In addition, this program is enhanced and strengthened by a sanction program and continuous mandatory training for all employees, including tailored training for the board of directors, front office, and compliance team members to prevent misconduct and reinforce compliance policies.

The Compliance Program is led by the Chief Compliance Officer (“CCO”), who reports directly to the board of directors and indirectly to the CEO and is responsible for overseeing the Compliance Program within the organization. Moreover, each subsidiary has a Compliance Officer who reports to the CCO and to their respective board of directors.

The Compliance Program has a risk-based approach, which focuses on mitigating the risk of misconduct that could negatively impact our reputation. This program includes the following policies:

Anti-Money Laundering / Anti-Terrorist Financing (“AML/ATF”)

IFS has implemented a risk-based AML/ATF program according to regulations pursuant to which each subsidiary operates, as well as international standards, and best practices, including the FATF.

In the context of the digital era, we are continuously working on incorporating knowledge-based systems and tools to help us prevent and detect money laundering and financing of terrorism by using customized algorithms.

The subsidiaries have implemented their policies and procedures in accordance with the IFS Corporate Compliance Policy and local regulation, approved by their respective boards of directors and reviewed on an annual basis, which includes but is not limited to:

•	AML/AFT policy and procedures based on risk assessment.

•	Customer Identification Program (“CIP”), Know Your Customer, and due diligence procedures including monitoring of the OFAC and International Sanctions List.

•	Know your employee and vendor policy.

•	Annual review of high-risk customers.

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

Our program has been designed by understanding IFS’s business model and its risk profile. This program includes, but is not limited to, roles and responsibilities, guidelines, a zero-tolerance policy for any act of bribery or corruption, policies regarding gifts, conflicts of interest, donations, and hiring and appointing employees, officers, and directors, as well as violations reports, and sanctions.

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

IFS and its subsidiaries have a sanction program for non-compliance with data protection laws.

Fiscal Transparency

O.C.D.E. Common Report Standard (“CRS”)

IFS and its subsidiaries are CRS compliant, reporting to their respective Tax Authorities on an annual basis.

U.S. Foreign Account Tax Compliance Act (“FATCA”)

IFS and its subsidiaries are FATCA compliant and are all classified as Reporting Model 1. Intercorp is the lead of the Expanded Affiliated Group.

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

Factors Affecting Our Results of Operations

Substantially all of our subsidiaries’ operations are conducted in Peru. Accordingly, our results of operations and financial condition are dependent on economic conditions, consumer spending and investment levels in Peru. During the 1980s, Peru experienced a severe economic crisis and high levels of inflation. Beginning in the 1990s, however, the Peruvian government implemented a series of structural reforms, which helped stabilize the Peruvian economy and foster continued GDP growth, lower inflation and interest rates, more stable currency and significantly improved public finances. Moreover, and as a result of the financial instability in 2008 and 2009, which was accompanied by a global economic downturn in many decades, and the worst crisis caused by the pandemic COVID-19, the Peruvian economy, while affected, was one of the few economies in Latin America to experience growth in 2009. Peru’s real GDP grew at a rate of 1.0% in 2009, supported by the Peruvian government’s fiscal stimulus programs.

Nonetheless, the country has experienced a slowdown in recent years, mainly explained by lower domestic demand, as a result of a lower growth in private investment. This slowdown was intensified due to several factors, such as (i) a strong El Niño phenomenon, which adversely affected agricultural production, transportation services, tourism and commercial activity, and resulted in a 1.5% drop in GDP growth in 2017; (ii) corruption scandals related to the activities of certain Brazilian and Peruvian companies in the construction sector, which resulted in suspension or delay of important infrastructure projects during 2018; and (iii) political instability, as Peru has suffered a series of government institutional crises starting in 2018 due to, among other things, several corruption scandals involving prominent political figures, which have resulted in resignations and impeachment of various presidents since then, including most recently former President Jose Pedro Castillo in December 2022 following an attempted coup, as well as investigations of certain members of the judicial system and the public ministry who are now facing prosecution. Despite these factors and continued political corruption scandals, the Peruvian economy continued to outperform its peer countries in 2019, supported by solid macroeconomic fundamentals and strong fiscal and monetary policies.

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

At the beginning of 2021, Peru continued to struggle from the effects of the pandemic but started to recover over time as targeted lockdowns decreased and were eventually lifted and the vaccination program accelerated. The recovery was mainly driven by domestic demand-oriented sectors, improved trade terms, higher private consumption, and the base effect of such improvements as compared to 2020. Nevertheless, such improved economic landscape was negatively affected by the uncertainty that arose in the run up to the April 2021 presidential and congressional elections. These political events contributed to a slowdown in GDP growth, volatility of the exchange rate and weakening of the local currency, which in turn also affected inflation. As a result of these factors, the Peruvian GDP grew 13.3% in 2021.

In 2022, political uncertainty and social unrest caused an economic deceleration that drove GDP growth to 2.7%. Sectors such as mining, tourism and agriculture were the most affected ones. As a result, inflation increased up to 8.5% for the year ended December 31, 2022. To curb inflation, the Central Reserve Bank of Peru tightened its monetary policy by elevating the reference policy rate to 7.50% as of December 2022.

The table below sets forth additional details regarding Peru’s recent economic performance.

	2022	2021	2020	2019	2018
Peruvian real GDP growth rate	2.7%	13.3%	(11.0)%	2.2%	4.0%
Domestic demand growth	2.3%	14.4%	(9.5)%	2.2%	4.2%
Private consumption growth	3.6%	11.7%	(9.8)%	3.2%	3.8%
Fixed private investment (real growth)	-0.5%	37.6%	(16.5)%	4.5%	4.1%
Reference interest rate	7.5%	2.5%	0.3%	2.3%	2.8%
Fiscal (deficit) (% of GDP)	-1.6%	(2.6)%	(8.9)%	(1.6)%	(2.3)%
Variation in Consumer Price Index (“CPI”)	8.5%	6.4%	2.0%	1.9%	2.2%
Unemployment rate (Metropolitan Lima)	7.8%	10.7%	13.0%	6.6%	6.7%
Disposable income growth	0.6%	10.3%	(7.5)%	2.8%	3.9%
Public external debt as a percentage of Peruvian GDP	17.5%	19.5%	14.9%	8.5%	8.8%
Net international reserves (U.S.$ in millions)	71,883	78,495	74,707	68,316	60,121

Sources: Central Reserve Bank of Peru and INEI.

In this context, Peru continues to have its sovereign debt rated investment grade by S&P, Fitch and Moody’s. The Peruvian government’s conservative fiscal policy, coupled with the Central Reserve Bank of Peru’s responsible management of inflation and international reserves has helped Peru to maintain its investment grade ratings by Moody’s (Baal), S&P (BBB+) and Fitch (BBB). Peru’s credit ratings are subject to periodic review and may be revised or lowered in the future.

Furthermore, in its most recent forecast as of December, the Central Reserve Bank of Peru has estimated real GDP growth of 2.9% for 2023 and 3.0% for 2024, as compared to a 2.7% increase registered in 2022 and a 13.3% increase registered in 2021. Based on Peru’s strong macroeconomic base, during 2021, the government began to phase out its various expansionary fiscal and monetary policies initially deployed to mitigate the impact of COVID-19 on the Peruvian economy and population. Moreover, during 2022, the Central Reserve Bank of Peru deployed contractive monetary policies to offset inflation.

Interest Rates

In general, increases in prevailing interest rates result in more interest revenue from loans. An increase of prevailing interest rates may, however, adversely affect Interbank as a result of reduced overall demand for loans and greater risk of default by its clients. In addition, relatively high interest rates affect Interbank’s funding costs, and can adversely affect spreads on its loan portfolio if Interbank is unable to pass on the increased funding costs to its clients. On the other hand, a decrease in interest rates can reduce Interbank’s revenue from its loan portfolio. This revenue decrease may be offset by an increase in the volume of loans resulting from higher demand and/or a decrease in Interbank’s funding costs. As a result of the COVID-19 pandemic, on April 9, 2020, the Central Reserve Bank of Peru took several measures, such as reducing the reference interest rate by 200 basis points from 2.25% to 0.25%. This measure has affected both interest income and interest expense. Moreover, the Central Reserve Bank of Peru, similar to other monetary authorities around the world, started to increase its reference rate to mitigate the impacts of inflation in Peru. As of December 31, 2022, the reference interest rate was 7.50%.

In May 2021, the Central Reserve Bank of Peru set the methodology to determine maximum interest rates applicable to three types of loans: (i) ordinary consumer credit; (ii) consumer loans equivalent to two UIT (Unidad Impositiva Tributaria”) or less; and, (iii) credit for small and micro businesses, as ruled by Law 31143. Maximum interest rates are to be set at two times the average rate of consumer loans during the period between two and seven months prior to becoming effective. The interest rate cap was first effective for the period between May and October 2021 at a level of 83.4% for loans denominated in soles and 68.4% for loans denominated in U.S. dollars. For the period between November 2022 and April 2023, the interest rate cap was 87.9% for loans denominated in soles and 68.3% for loans denominated in U.S. dollars. The interest rate cap does not represent a major disruption to Interbank’s results.

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

Likewise, increases in interest rates in Izipay result in lower transactional volumes because of higher cost of debt for the customers. Also, in this context, Izipay’s funding strategy may be affected because of higher financial cost.

Inflation

Our performance may be impacted by inflation, because substantially all of our assets are not adjusted for the effects of inflation. During the 1980s, Peru experienced hyperinflation, negative economic growth and substantial currency devaluation. Inflation rates in Peru began to decrease in the 1990s and in the last 14 years Peru had one of the lowest average inflation rates in the region, partly due to the monetary policy implemented by the Central Reserve Bank of Peru and partly due to the conservative fiscal policy of the Peruvian government. In 2002, in order to maintain low inflation rates, the Central Reserve Bank of Peru established an annual inflation target of 2.5% within a range of one percentage point. In 2007, the target was lowered to 2%, within a range of one percentage point. The Central Reserve Bank of Peru has maintained its target inflation range ever since. The inflation rate in Peru, as measured by changes in the Metropolitan Lima consumer price index published by the INEI, was 12.2% in 2018, 1.9% in 2019, 2.0% in 2020, 6.4% in 2021 and 8.5% in 2022. In its most recent forecast as of December 2022, the Central Reserve Bank of Peru has estimated Peru’s inflation to be 3.0% in 2023 and 2.4% in 2024.

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

In 2015, the sol depreciated significantly against the U.S. dollar and remained relatively stable until the beginning of 2020. However, during 2020, the sol rapidly depreciated against the U.S. dollar as a result of the COVID-19 pandemic, which in 2021 and 2022 continued to depreciate due to political uncertainty in Peru, global market volatility and the rising inflation. In this context, any future changes in the value of the sol against the U.S. dollar and other foreign currencies could adversely affect our financial condition and results of operations to the extent that our subsidiaries maintain a gap between foreign denominated assets and liabilities.

The Peruvian government adopted a policy to encourage the de-dollarization of the Peruvian economy. This policy included promoting the development of a sol capital market and local currency yield curves. The proportion of outstanding loans in the banking system denominated in U.S. dollars has fallen from 51.0% as of December 31, 2011 to 27.4% as of December 31, 2022, according to figures published by the SBS. The percentage of deposits in the banking system denominated in U.S. dollars was approximately 47.3% as of December 31, 2011 compared to 40.6% as of December 31, 2022. Interbank’s proportion of loans in soles increased from 53.2% as of December 31, 2011 to 74.1% as of December 31, 2022, while deposits in soles increased from 56.8% as of December 31, 2011 to 64.8% as of December 31, 2022.

As of December 31, 2022, 67.9% of Interseguro’s investment portfolio was invested in soles and 32.1% was invested in U.S. dollars. According to Interseguro’s investment policy, it allocates the currency of its investment portfolio to mitigate potential currency volatility between its investment assets and its insurance liabilities as observed since the commencement of the COVID-19 outbreak.

Substantially all of Inteligo’s financial assets and liabilities are denominated in U.S. dollars.

Moreover, Izipay’s transactions may be affected by the exchange rate volatility.

Monetary Policy

In April 2010, as a result of significant economic growth, the Central Reserve Bank of Peru began tightening its monetary policy, raising the reference rate. This tightening policy had the goal of mitigating speculative capital inflows and cooling the expansion of credit.

However, since the beginning of 2017, the Central Reserve Bank of Peru started loosening its monetary policy. From January 2017 to December 2020, the reference rate decreased from 4.25% to 0.25%. On March 19, 2020, the Central Reserve Bank of Peru reduced its reference rate by 100 basis points to 1.25%. Furthermore, on April 9, 2020, the Central Reserve Bank of Peru took several measures as a result of the COVID-19 pandemic, including reducing the reference interest rate by another 100 basis points from 1.25% to 0.25%. In response to rising inflationary concerns, in August 2021, the Central Reserve Bank of Peru started tightening its monetary policy, similar to other monetary authorities around the world. As of December 31, 2022, the reference interest rate was 7.50%.

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

However, as of December 2022, the annuities market has continued to stabilize as a result of the introduction of private annuities, a type of annuity created to fill the vacuum left by the law. This product, pioneered by Interseguro in October 2016 and soon followed by other providers, helped the industry recover a portion of the lost market. In 2022, private annuities accounted for 6.0% of the premiums collected in 2022 for the insurance industry. For Interseguro, private annuities represented 27.2% of its S/659.4 million in collections in annuities as of December 31, 2022.

COVID-19 and Subsequent Adjustments to the Expected Loss Model

Due to the risks and uncertainties originated by the COVID-19 pandemic during 2020, as discussed in our Annual Report on Form 20-F for the year ended December 31, 2020 filed with SEC on April 26, 2021 and in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 25, 2022, and which continued throughout 2021, as well as the economic and political uncertainty in Peru, rising inflation and global financial market volatility, Interbank assessed whether to include a series of expert judgments with the purpose of calculating the expected loss pursuant to the requirement established by IFRS 9.

We made adjustments to the expected loss model to include in the calculation the effects of the uncertainty and risks generated by current events as of December 31, 2022. In connection with those adjustments, two expert judgments were established to stress test the possibility of default from customers due to the political situation in Peru, as follows:

(a)	Stress of the probability of default (PD) for loans in Stage 1 and Stage 2; and

(b)	Stress for clients in Stage 3

Adoption of New Standards and Disclosures

Generally, we have only adopted standards, interpretations or amendments that were effective in each year. Therefore, standards, interpretations or amendments that become effective in 2023 or later have not been early adopted.

On January 1, 2022, we adopted the following standards, interpretations, or amendments: (i) in connection with costs of fulfilling a contract, an amendment to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, (ii) amendments to IFRS 3 “Business Combinations”, (iii) in connection with proceeds before intended use of property, plant and equipment, an amendment to IFRS 16 “Leases”, (iv) in connection with a subsidiary as a first time adopter, an amendment to IFRS 1 “First-time Adoption of International Financial Reporting Standards”; and (v) in connection with fees in the “10 per cent” test for derecognition of financial liabilities, an amendment to IFRS 9 “Financial Instruments”. Such standards, interpretations or amendments have not had a significant impact on our consolidated financial statements. See Note 3.2 to our audited annual consolidated financial statements.

On January 1, 2021, we adopted the following standards, interpretations, or amendments: (i) in connection with the interest rate benchmark reform, amendments to IFRS 9 “Financial Instruments”, IAS 39 “Financial Instruments: Recognition and Measurement”, and IFRS 7 “Financial Instruments: Disclosures”, IFRS 4 “Insurance Contracts”, and IFRS 16 “Leases”,– Phase 2; and (ii) in connection with COVID-19 related rent concessions beyond June 30, 2021, an amendment to IFRS 16 “Leases”. Such standards, interpretations or amendments have not had a significant impact on our consolidated financial statements.

Since January 1, 2020, we adopted the following standards, interpretations, or amendments: (i) Amendments to IFRS 3 “Business Combinations”, (ii) Amendments to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, (iii) Conceptual Framework for Financial Reporting issued on March 29, 2018 and (iv) Amendments to IFRS 16 “Leases”. Such standards, interpretations or amendments did not have a significant impact on our consolidated financial statements.

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

We believe that the judgments, estimates and assumptions we have made are appropriate under the circumstances and that our audited annual consolidated financial statements fairly present, in all material respects, the financial positions of IFS as of December 31, 2022 and 2021 and the results of our operations and cash flows for the years ended December 31, 2022, 2021 and 2020 in accordance with IFRS.

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

•

interest and similar expenses includes all financial expenses incurred to fund our operations and is composed of the following line items: (i) interest and fees on deposits and obligations, (ii) interest on bonds, notes and other obligations, (iii) interest and fees on obligations with financial institutions, (iv) deposit insurance fund fees, (v) interest on lease payments, and (vi) other interest and similar expenses. See Note 19(a) to our audited annual consolidated financial statements;

•	impairment loss on loans, net of recoveries includes provisions recognized as expense, net of recoveries. See Note 6(d.1) and (d.2) to our audited annual consolidated financial statements;

•	recovery (loss) due to impairment of financial investments includes impairment loss recognized as expense, net of recoveries. See Note 5(c) to our audited annual consolidated financial statements;

•

fee income from financial services, net includes primarily commissions and other fees we charge to our customers, net from related expenses, and is composed of the following line items: (i) accounts maintenance, carriage, transfers, and debit and credit card fees, (ii) income from services (“acquirer and card issuer roles for Izipay”), (iii) funds management, (iv) banking services fees, (v) contingent loan fees, (vi) collection services, (vii) commission for loans rescheduling “Reactiva Perú” program, and (viii) brokerage and custody services. See Note 20(a) to our audited annual consolidated financial statements;

•

other income includes: (i) gain from sale of written-off loans, (ii) other technical income from insurance operations, (iii) income from investments in associates, (iv) services rendered to third parties; (v) income from ATM rentals, and (vi) other income. See Note 21(a) to our audited annual consolidated financial statements;

•

total net premiums earned minus claims and benefits includes: (i) net premiums earned, adjustment of technical reserves included, and (iii) net claims and benefits incurred for life insurance contracts and others. See Notes 22 and 23 to our audited annual consolidated financial statements; and

•

other expenses include: (i) salaries and employee benefits, (ii) administrative expenses, (iii) depreciation and amortization, (iv) sundry technical insurance expenses and commission from insurance activities and (v) expenses related to rental income. See Notes 8(a), 9(a), 21(a) cost of sale of POS equipment, 24, and 25 to our audited annual consolidated financial statements.

Financial Condition as of December 31, 2022 Compared to December 31, 2021

The following table sets forth the principal components of our consolidated statement of financial position as of December 31, 2022 and December 31, 2021.

	As of December 31, 2022	As of December 31, 2021	Change

	(S/ in millions)		(S/in millions)%
Assets
Cash, due from banks and inter-banks funds	13,489.5	17,134.5	(3,644.9)	(21.3%)
Financial investments	22,787.6	24,547.3	(1,759.7)	(7.2%)
Loans, net of unearned interest	47,530.9	45,070.5	2,460.4	5.5%
Impairment allowance for loans	(2,207.9)	(2,064.9)	37.1	(1.8%)
Investment property	1,287.7	1,224.5	63.3	5.2%
Property, furniture and equipment, net	791.4	815.1	(23.7)	(2.9%)
Intangibles and goodwill, net	1,633.2	1,044.7	588.5	56.3%
Other assets	1,990.2	2,182.2	(192.1)	(8.8%)

Total assets	87,482.6	89,953.9	(2,471.3)	(2.7%)

Liabilities and equity
Deposits and obligations	48,530.7	48,897.9	(367.2)	(0.8%)
Due to banks and correspondents and inter-bank funds	7,130.7	8,522.8	(1,392.2)	(16.3%)
Bonds, notes and other obligations	7,906.3	8,389.7	(483.4)	(5.8%)
Insurance contract liabilities	10,602.4	11,958.1	(1,355.7)	(11.3%)
Other liabilities	3,266.6	2,630.0	636.6	24.2%

Total liabilities	77,436.7	80,398.5	(2,961.9)	(3.7%)

Equity, net
Equity attributable to IFS’s shareholders	9,991.2	9,504.0	487.1	5.1%
Non-controlling interest	54.8	51.3	3.5	6.7%

Total equity, net	10,046.0	9,555.4	490.6	5.1%

Total liabilities and equity net	87,482.6	89,953.9	(2,471.3)	(2.7%)

Our assets were S/87,482.6 million as of December 31, 2022, a 2.7% decrease from S/89,953.9 million as of December 31, 2021. This was mainly driven by a decrease of 21.3% in cash, due to from banks and inter-banks funds, 7.2% in financial investments and 1.8% in impairment allowance for loans. These factors were partially offset by growth of 5.5% in loans, net of unearned interest.

The decrease in cash, due to from banks and inter-banks funds resulted mainly from lower deposits at the Central Reserve Bank of Peru. The decrease in financial investments resulted from lower volumes of sovereign bonds, Central Reserve Bank of Peru Certificates of Deposits (“CDBCR”) and corporate bonds. The decrease in impairment allowance for loans occurred mainly at Interbank. The increase in loans, net of unearned interest was mainly the result of higher retail loans balances at Interbank, which was primarily due to increases in consumer loans and mortgages. This increase was partially offset by lower commercial loan balances due to decreases in short and medium-term lending, as well as lower leasing operations, in both cases across all business segments.

Our liabilities reached S/77,436.7 million as of December 31, 2022, a 3.7% decrease from S/80,398.5 million as of December 31, 2021. This was mainly driven by a 16.3% decrease in due to banks and correspondents and inter-banks funds, 11.3% decrease in insurance contract liabilities, and 5.8% decrease in bonds, notes and other obligations.

Our net equity was S/10,046.0 million as of December 31, 2022, a 5.1% increase from S/9,555.4 million as of December 31, 2021, mainly as a result of higher retained earnings.

For more information of our liquidity, capital resources and commitments and obligations, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Results of Operations for the Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

The following table sets forth the principal components of our consolidated profit for the years ended December 31, 2022 and 2021.

	For the year ended December 31,
	2022	2021	Change

	(S/ in millions)		(S/ in millions)%
Interest and similar income	5,871.3	4,605.6	1,265.7	27.5%
Interest and similar expenses	(1,662.1)	(1,057.9)	(604.2)	57.1%

Net interest and similar income	4,209.2	3,547.7	661.5	18.6%

Impairment loss on loans, net of recoveries	(830.6)	(381.6)	(449.0)	117.7%
Recovery (loss) due to impairment of financial investments	(12.8)	30.9	(43.6)	(141.3%)

Net interest and similar income after impairment loss	3,365.9	3,197	168.9	5.3%

Fee income from financial services, net	1,137.4	823.8	313.6	38.1%
Other income	542.4	905.6	(363.2)	(40.1%)

Total net premiums earned minus claims and benefits	(191.8)	(272.1)	80.3	(29.5%)

Total other expenses	(2,683.9)	(2,262.8)	(421.1)	18.6%

Income before translation result and income tax	2,170.0	2,391.6	(221.6)	(9.3%)
Translation result	(36.8)	(89.3)	52.5	(58.8%)
Income Tax	(462.5)	(502.1)	39.6	(7.9%)

Net profit for the year	1,670.6	1,800.2	(129.5)	(7.2%)

Attributable profit to:
IFS’ shareholders	1,660.6	1,790.2	(129.6)	(7.2%)
Non-controlling interest	10.1	10.0	0.1	0.5%

Our net profit was S/1,670.6 million for the year ended December 31, 2022, a 7.2% decrease as compared to 2021. The deterioration in net profit was mainly driven by a significant increase of S/449.0 million in impairment loss on loans and decrease of S/363.2 million in other income, an increase of S/421.1 million in other expenses, and a decrease of S/43.6 million in loss due to impairment of financial investments. These factors were partially offset by a S/661.5 million increase in net interest and similar income, an increase of S/313.6 in net fee income from financial services, and lower income tax.

Impairment loss on loans, net of recoveries increased from S/381.6 million as of December 31, 2021 to S/830.6 million as of December 31, 2022 mainly due to more than two-fold, compared to the previous year, in which there was a reversion of provisions due to the COVID-19 pandemic. The increase in provision expenses was mainly related to higher requirements in the retail and loan book, partially offset by lower requirements in the commercial loan book, associated with a deterioration of the macroeconomic outlook in Peru. The decrease in other income was mainly due to negative performance in our wealth management segment mainly supported by net gain of foreign exchange transactions and on financial assets at fair value through profit or loss at Interbank.

The increase in other expenses is mainly due to the extraordinary income of S/222.5 million due to Izipay’s acquisition at fair value adjustment of the participation held by Interbank in Izipay, in addition to higher personnel and administrative expenses, as well as higher salaries and employee benefits across all four subsidiaries. The increase in administrative expenses was mainly related to marketing and credit card expenses, and IT services at Interbank.

The increase in net interest and similar income was mainly due to a slightly higher return of the fixed income portfolio at Interseguro and higher interest and similar expenses at Inteligo. This increase was partially offset by an increase in net interest and similar income at Interbank.

The decrease in net fee income from financial services was mainly due to lower fees at Inteligo, partially offset by higher commissions across most products and services at Interbank.

Our ROE was 17.7% in 2022, lower than the 19.3% reported in 2021, mainly due to an increase in impairment loss on loans, net of recoveries and a decrease in other income and net fee income from financial services, partially offset by an increase in net interest and similar income.

Results of Operations by Segment

The following table presents an overview of certain consolidated income statement data for each of our segments for the years ended December 31, 2022 and 2021.

	Banking		Insurance		Wealth Management		Payments (1)		Holding and eliminations		Consolidated
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Interest and similar income	4,774.4	3,636.8	940.9	803.0	155.1	154.3	1.6	—	(0.7)	11.5	5,871.3	4,605.6
Interest and similar expenses	(1,476.9)	(893.1)	(130.5)	(117.5)	(50.3)	(39.8)	(1.3)	—	(3.1)	(7.5)	(1,662.1)	(1,057.9)
Net interest and similar income	3,297.4	2,743.7	810.4	685.4	104.8	114.5	0.3	—	(3.8)	4.0	4,209.2	3,547.7
Impairment loss on loans, net of recoveries	(832.9)	(379.0)	—	—	2.4	(2.5)	—	—	—	—	(830.6)	(381.6)
Recovery (loss) due to impairment of financial investments	(0.7)	(0.5)	—	33.2	(12.0)	(1.6)	—	—	—	(0.2)	(12.8)	30.9
Net interest and similar income after impairment loss	2,463.8	2,364.2	810.4	718.6	95.2	110.3	0.3	—	(3.8)	3.9	3,365.9	3,197.0
Fee income from financial services, net	797.7	677.5	(7.2)	(6.8)	163.3	197.0	258.7	—	(75.2)	(43.8)	1,137.4	823.8

Other income	475.4	552.5	45.9	234.7	(244.5)	136.1	36.0	—	229.5	(17.6)	542.4	905.6

Total net premiums earned minus claims and benefits	—	—	(191.8)	(272.0)	—	—	—	—	—	—	(191.8)	(272.1)

Total other expenses	(1,930.8)	(1,787.9)	(399.0)	(350.3)	(145.5)	(143.4)	(232.8)	—	24.1	18.8	(2,683.9)	(2,262.8)

Income (loss) before translation result and income tax	1,806.1	1,806.2	258.4	324.2	(131.5)	299.9	62.3	—	174.6	(38.8)	2,170.0	2,391.6
Translation result	(22.8)	7.2	(10.4)	(51.5)	(7.1)	(7.6)	2.3	—	1.2	(37.5)	(36.8)	(89.3)
Income tax	(409.2)	(453.2)	—	—	(2.8)	(8.8)	(23.6)	—	(27.0)	(40.1)	(462.5)	(502.1)

	Banking		Insurance		Wealth Management		Payments (1)		Holding and eliminations		Consolidated
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Net profit (loss) for the year	1,374.1	1,360.3	248.0	272.7	(141.4)	283.5	41.1	—	148.8	(116.4)	1,670.7	1,800.2
Attributable to:
IFS’ shareholders	1,374.1	1,360.3	248.0	272.7	(141.4)	283.5	41.1	—	138.8	(126.4)	1,660.6	1,790.2
Non-controlling interest	—	—	—	—	—	—	—	—	10.1	10.0	10.1	10.0

(1)	Reflects information for Izipay since the acquisition of the remaining 50% equity interest in Izipay in April 2022.

The discussion below covers each of our reported segments and corresponds to information before adjustments and eliminations for consolidation, as of and for the years ended December 31, 2022 and 2021, in accordance with IFRS.

Banking

Interbank’s net results were profit of S/1,374.1 million for the year ended December 31, 2022, compared to net profit of S/1,360.3 million for the year ended December 31, 2021. The main factors that contributed to this result were the lower income tax due to the deterioration in profitability, in addition to a 20.2% increase in net interest and similar income, a 17.8% increase in net fee income from financial services and a 14.0% increase in other income. These factors were partially offset by the 119.7% increase in impairment loss on loans and an 8.0% increase in other expenses.

Interbank’s ROE was 19.8% for the year ended December 31, 2022, representing a slight decline in profitability compared to the 21.0% recorded for the year ended December 31, 2021.

Interest and Similar Income

The following table presents the components of interest and similar income for our banking segment for the years ended December 31, 2022 and 2021.

	For the year ended December 31,
	2022	2021	Change

	(S/ in millions)		(S/ in millions)%
Interest and similar income
Interest on loan portfolio	4,171.6	3,330.2	841.4	25.3%
Interest on financial investments	447.5	266.8	180.8	67.8%
Interest on due from banks and inter-bank funds	155.3	39.9	115.4	289.5%

Total	4,774.4	3,636.8	1,137.6	31.3%

Nominal average rate	7.2%	5.3%	—	—

Interest and similar income increased 31.3% due to a 25.3% increase in interest on loan portfolio, a 67.8% increase in interest on financial investment and a 289.5% increase in interest on due from banks and inter-bank funds.

The increase in interest on loan portfolio was mainly due to a 150 basis point increase in the average rate, as well as a 4.7% increase in average volume. The higher average rate on loans, from 7.9% in 2021 to 9.4% in 2022, was due to yield increases in both retail and commercial segments. In retail loans rates increased on other consumer loans and mortgages. In the commercial portfolio, rates increased on all types of loans. The higher average volume of loans was attributable to a 14.4% increase in retail loans, partially offset by a 4.1% decrease in commercial loans. In the retail portfolio, average volumes grew due to a 8.6% increase in mortgages, partially offset by a 18.4% increase in the average balance of consumer loans. In the commercial portfolio, the lower average volume was mainly due to a 12.1% decrease in short and medium-term loans, as well as 4.9% in leasing operations, partially offset by a 26.4% increase in trade finance loans.

Interest due from banks and inter-bank funds increased by S/115.4 million, or 289.5%, primarily as a result of 29.8% decline in the average volume and a 110 basis point increase in the nominal average rate. The decrease in the average volume was explained by lower deposits at the Central Reserve Bank of Peru.

The increase in interest on financial investments was primarily the result of an increase in average volumes, and by a 140 basis point increase in the average yield. The increase in the average volume was mainly the result of higher average balances of CDBCR and corporate bonds from non-financial institutions and sovereign bonds, partially offset by lower positions in global bonds and corporate bonds from financial institutions. The increase in the nominal average rate, from 2.8% in 2021 to 4.2% in 2022, was mainly explained by higher returns on all types of securities, especially CDBCR and corporate bonds from financial institutions.

As a result of the above, the nominal average yield on interest-earning assets increased 190 basis points, from 5.3% for the year ended December 31, 2021 to 7.2% for the year ended December 31, 2022.

Interest and Similar Expenses

The following table presents the components of interest and similar expenses for our banking segment for the years ended December 31, 2022 and 2021.

	For the year ended December 31,
	2022	2021	Change

	(S/ in millions)		(S/ in millions)%
Interest and Similar Expenses
Interest and fees on deposits and obligations	(901.2)	(369.8)	(531.4)	143.7%
Interests on bonds, notes and other obligations	(358.3)	(374.6)	16.2	(4.3%)
Interest and fees on obligations with financial institutions and others	(217.4)	(148.7)	(68.7)	46.2%

Total	(1,476.9)	(893.1)	(583.9)	65.4%

Nominal average rate	2.5%	1.5%	—	—

Interest and similar expense increased 65.4% mainly due to a 143.7% increase in interest on deposits and obligations, and a 46.2% increase in interest on due to banks and correspondents, partially offset by a 4.3% decrease in interest on bonds, notes and other obligations.

Interest and fees on deposits and obligations increased mainly due to a 120 basis point increase in the average cost, from 0.8% in 2021 to 2.0% in 2022 due to higher interest rate environment which resulted in a increase in rates payable on institutional, retail and commercial deposits, partially offset by 2.8% decrease in average volumes across all client segments. By currency, average balances of soles-denominated deposits increased 24.7% while average dollar-denominated deposits increased 29.1%.

Interest and fees on obligations with financial institutions and others increased from 46.2% for the year ended December 31, 2022 as compared to 2021, mainly due to a 120 basis points decrease in the average cost mainly due to higher rates payable on all types of funding, especially that provided by correspondent banks abroad and inter-bank funds, partially offset by 12.6% decrease in the average volume. The decrease in the average volume was due to lower funding provided by the Central Reserve Bank of Peru and COFIDE.

Interest on bonds, notes and other obligations decreased mainly due to 2.3% decrease in the average volume, mainly attributable to a 10 basis point decrease in the nominal average cost. These effects were mostly attributable to the maturity of local subordinated bonds for S/ 137.9 million in June 2022.

The average cost of funds decreased 100 basis points, from 1.5% for the year ended December 31, 2021 to 2.5% for the year ended December 31, 2022, in line with the higher implicit cost of interest-bearing liabilities.

Impairment Loss on Loans, Net of Recoveries

The following table presents the components of impairment loss on loans, net of recoveries for our banking segment for the years ended December 31, 2022 and 2021.

	For the year ended December 31,
	2022	2021	Change

	(S/ in millions)		(S/ in millions)%
Impairment loss on loans, net of recoveries	(832.9)	(379.0)	(453.9)	119.7%
Past-due loan ratio (at period end)	3.0%	3.6%	—	—
Provision expense as a percentage of average total loans	1.9%	0.9%	—	—
Coverage ratio(1)	173.5%	159.4%	—	—
Impairment allowance for loans	2,027.5	2,062.1	—	—

(1)	Coverage ratio is calculated by dividing allowances for loan losses as a percentage of past due loans.

Impairment loss on loans, net of recoveries increased from S/379.0 million for the year ended December 31, 2021, in which there was a reversion of provisions due to the COVID-19 pandemic, to S/832.9 million for the year ended December 31, 2022 mainly reflecting the increase in provision expenses was mainly related to higher requirements in the retail and loan book, partially offset by lower requirements in the commercial loan book, associated with a deterioration of the macroeconomic outlook in Peru.

Interbank’s coverage ratio increased from 159.4% for the year ended December 31, 2021 compared to 173.5 % for the year ended December 31, 2022, as a result of the aforementioned factors.

Fee Income from Financial Services, Net

The following table presents the components of fee income from financial services, net for our banking segment for the years ended December 31, 2022 and 2021.

	For the year ended December 31,
	2022	2021	Change

	(S/ in millions)		(S/ in millions)%
Income
Maintenance and mailing of accounts, transfer fees and commissions on credit and debit card	707.3	561.0	146.3	26.1%
Commissions for banking services	322.8	299.8	23.0	7.7%
Fees from indirect loans	70.0	65.0	5.1	7.8%
Collection services fees	61.0	53.2	7.8	14.7%
Others	48.3	60.4	(12.1)	(20.1%)

Total	1,209.4	1,039.3	170.1	16.4%

Expenses
Credit cards	(164.7)	(128.6)	(36.2)	28.1%
Debtor’s life insurance premiums	(97.4)	(102.8)	5.5	(5.3%)
Fees paid to foreign banks	(24.9)	(31.8)	6.8	(21.6%)
Others	(124.7)	(98.7)	(26.0)	(26.4%)

Total	(411.7)	(361.9)	(49.9)	13.8%

Net	797.7	677.5	120.2	17.8%

The S/120.2 million, or 17.8%, increase in net fee income from financial services for the year ended December 31, 2022 as compared to the year ended December 31, 2021, was mainly due to increases in commissions received across most products and services primarily attributable to the base effect of lower commissions from products and services in 2021 due to decreased business activity as a result of the COVID-19 pandemic.

Other Income

The following table presents the components of other income for our banking segment for the years ended December 31, 2022 and 2021.

	For the year ended December 31,
	2022	2021	Change

	(S/ in millions)		(S/ in millions)%
Net gain on foreign exchange transactions	380.2	423.0	(42.9)	(10.1%)
Net gain on sale of financial investments	(12.3)	100.9	(113.2)	(112.2%)
Net gains on financial assets at fair value through profit or loss	(5.9)	(56.4)	50.5	(89.5%)
Other	113.5	85.0	28.5	33.5%

Other income	475.4	552.5	(77.1)	(14.0%)

Other income decreased by 14% for the year ended December 31, 2022 as compared to the year ended December 31, 2021, mainly due to an decrease in net gain on foreign exchange transactions, as well as lower net results on financial assets at fair value through profit or loss, both effects associated with higher currency volatility.

Other Expenses

The following table presents the components of other expenses for our banking segment for the years ended December 31, 2022 and 2021.

	For the year ended December 31,
	2022	2021	Change

	(S/ in millions)		(S/ in millions)%
Salaries and employee benefits	(656.6)	(618.5)	(38.1)	6.2%
Administrative expenses	(931.0)	(832.8)	(98.2)	11.8%
Depreciation and amortization	(257.2)	(245.4)	(11.8)	4.8%
Other	(86.0)	(91.2)	5.2	(5.7%)

Total other expenses	(1,930.8)	(1,787.9)	(142.9)	8.0%

Other expenses increased 8.0% for the year ended December 31, 2022 as compared to the year ended December 31, 2021, mainly as a result of higher administrative expenses. The increase in administrative expenses was mainly due to higher marketing and credit card expenses and IT services.

Our efficiency ratio was 40.4% for the year ended December 31, 2022 as compared to 42.7% recorded for the year ended December 31, 2021.

Income Before Translation Result and Income Tax

Results before translation result and income tax were S/1,806.1 million for the year ended December 31, 2022, representing an decline compared to the S/1,806.2 million gain recorded for the year ended December 31, 2021, for the reasons discussed above. This result was partially offset by lower effective tax rate in our banking segment.

Insurance

Interseguro’s profit attributable to shareholders for the year ended December 31, 2022 was S/248.0 million compared to a S/272.7 million profit for the year ended December 31, 2021 mainly due to a S/91.8 million increase in net interest and similar income, primarily due to a S/188.8 million decrease in other income, as well as a S/48.7 million increase in other expenses and for a S/33.2 million lower impairment recovery. These effects were partially offset by a S/80.2 million increase in total premiums earned minus claims and benefits, as well as a S/41.1 million increase in translation result.

Net Interest and Similar Income

The following table presents the components of net interest and similar income for our insurance segment for the years ended December 31, 2022 and 2021.

	For the year ended December 31,
	2022	2021	Change

	(S/ in millions)		(S/ in millions)%
Interest and similar income	940.9	803.0	137.9	17.2%
Interest and similar expense	(130.5)	(117.5)	(12.9)	11.0%

Net interest and similar income	810.4	685.4	125.0	18.2%

Net interest and similar income increased 18.2% mainly due to a S/125.0 million increase in interest and similar income primarily attributable to S/137.9 million higher interest and similar income, partially offset by a S/12.9 million higher interest and similar expense.

Other Income, Net

The following table presents the components of other income for our insurance segment for the years ended December 31, 2022 and 2021.

	For the year ended December 31,
	2022	2021	Change

	(S/ in millions)		(S/ in millions)%
Net gain (loss) on sale of financial investments	(6.4)	145.7	(152.1)	n.m
Net gain (loss) on financial assets at fair value through profit or loss	(82.3)	0.2	(82.5)	n.m
Rental income	65.5	57.4	8.1	14.1%
Net gain on investment property valuation	19.1	22.0	(2.8)	(12.8%)
Other	49.9	9.4	40.6	n.m

Other income, net	45.9	234.7	(188.8)	(80.4%)

n.m. means not meaningful.

Other income decreased S/188.8 million, mainly due to S/152.1 million decrease in net gain on sale of financial investments, S/82.5 million decrease in net gain (loss) of financial assets at fair value through profit or loss in rental income and S/2.8 million decrease in net gain on valuation of real estate investments. These factors were partially offset by S/40.6 million increase in other income and S/8.1 million increase in rental income.

Recovery (Loss) due to Impairment of Financial Investments

Recovery (loss) due to impairment of financial investments was negligible for the year ended December 31, 2022, compared to a gain of S/33 million in the previous year, attributable to the greater volatility in the financial markets compared to 2021.

Total Net Premiums Earned Minus Claims and Benefits

The following table presents the components of total premiums earned minus claims and benefits for our insurance segment for the years ended December 31, 2022 and 2021.

	For the year ended December 31,
	2022	2021	Change

	(S/ in millions)		(S/ in millions)%
Premiums assumed	1,027.3	1,051.4	(24.2)	(2.3%)
Premiums ceded to reinsurers	(13.9)	(10.9)	(3.1)	28.3%
Adjustment of technical reserves	(345.1)	(395.3)	50.1	(12.7%)
Net claims and benefits incurred for life insurance contracts and others	(860.0)	(917.3)	57.4	(6.3%)

Total net premiums earned minus claims and benefits	(191.8)	(272.0)	80.3	(29.5%)

n.m. means not meaningful.

Total net premiums earned minus claims and benefits were S/191.8 million for the year ended December 31, 2022, compared to S/272.0 million for the year ended December 31, 2021. These results were primarily due to a S/57.4 million decrease in net claims and benefits incurred and a S/50.1 million decrease in adjustment of technical reserves, partially offset by S/27.3 million decrease in net premiums.

Net Premiums

Net premiums represent the difference between premiums assumed and premiums ceded to reinsurers. The following table presents net premiums by business line for our insurance segment for the years ended December 31, 2022 and 2021.

	For the year ended December 31,
	2022	2021	Change

	(S/ in millions)		(S/ in millions)%
Annuities(1)	486.3	622.8	(136.3)	(21.9%)
Individual Life	218.2	176.5	41.7	23.6%
Retail Insurance	308.7	241.3	67.5	28.0%
Credit Life Insurance	175.7	131.5	44.2	33.6%
Mandatory Traffic Accident (SOAT)	62.1	51.0	11.1	21.8%
Card Protection	36.3	33.1	3.2	9.7%
Others	34.6	25.7	8.9	34.6%

Net Premiums(2)	1,013.4	1,040.6	(27.2)	(2.6%)

(1)	Annuities include premiums from pension-related insurance (disability and survivorship).
(2)	Temporary Private Annuities are not included as premiums assumed. Net premiums are premiums assumed net of premiums ceded.

Net premiums decreased 2.6% mainly due to decreases of (i) S/136.3 million in annuities primarily attributable to a market reduction of survivorship annuities, as a result of lower mortality due to the COVID-19 pandemic, (ii) increase S/41.7 million in individual life primarily explained by a 35% increase in the sales force headcount and continued growth in online sales, and (iii) S/67.5 million in retail insurance premiums primarily due to SOAT recovery and increases in sales from digital products such as car insurance and travel insurance.

Adjustment of Technical Reserves

The following table presents adjustment of technical reserves by business line for our insurance segment for the years ended December 31, 2022 and 2021.

	For the year ended December 31,
	2022	2021	Change

	(S/ in millions)		(S/ in millions)%
Annuities	(256.5)	(301.3)	44.8	(14.8%)
Individual Life	(58.2)	(76.3)	18.1	(23.8%)
Retail Insurance	(30.5)	(17.7)	(12.8)	72.3%

Adjustment of technical reserves	(345.1)	(395.3)	50.2	(12.7%)

n.m. means not meaningful.

Adjustment of technical reserves decreased 12.7% mainly due to a S/44.8 million decrease in annuities, S/18.1 million decrease in individual life, partially offset by S/12.8 million increase in retail insurance. The decrease in technical reserves was mostly related to lower premiums, partially offset by higher technical reserves for inflation indexed annuities due to an increase in the Peruvian inflation rate.

Net Claims and Benefits Incurred for Life Insurance Contracts and Others

The following table presents net claims and benefits incurred for life insurance contracts and others by business line for our insurance segment for the year ended December 31, 2022 and 2021.

	For the year ended December 31,
	2022	2021	Change

	(S/ in millions)		(S/ in millions)%
Annuities(1)	(748.4)	(733.8)	(17.0)	2.3%
Individual Life	(10.9)	(28.2)	17.3	(61.4%)
Retail Insurance	(100.1)	(155.3)	55.2	(35.5%)
Credit Life Insurance	(39.8)	(112.4)	44.2	(52.6%)
Mandatory Traffic Accident (SOAT)	(25.9)	(17.9)	17.3	(40.0%)
Card Protection	(4.7)	(3.0)	1.4	(23.2%)
Others	(29.7)	(22.0)	(7.7)	34.9%

Net claims and benefits incurred(2)	(860.0)	(917.3)	57.3	(6.3%)

(1)	Annuities include claims from pension-related insurance (disability and survivorship).
(2)	Temporary Private Annuities are not included as benefits incurred.

The reduction in net claims and benefits incurred was mainly explained by decreases of S/ 55.2 million in retail insurance claims and S/ 17.3 million in individual life, both associated with higher claims in credit life insurance due to the COVID-19 mortality in Peru in 2021. These factors were partially offset by an increase of S/ 17.0 million in annuity benefits during the year ended December 31, 2022.

Other Expenses

The following table presents the components of other expenses for our insurance segment for the year ended December 31, 2022 and 2021.

	For the year ended December 31,
	2022	2021	Change

	(S/ in millions)		(S/ in millions)%
Salaries and employee benefits	(53.1)	(100.4)	47.4	(47.2%)
Administrative expenses	(61.0)	(64.4)	3.4	(5.3%)
Depreciation and amortization	(23.7)	(25.0)	1.4	(5.4%)
Expenses related to rental income	(7.8)	(4.4)	(3.5)	79.2%
Other	(253.4)	(156.1)	(97.3)	62.4%

Total other expenses	(399.0)	(350.3)	(48.7)	13.9%

Other expenses increased S/48.7 million for the year ended December 31, 2022 when compared to the year ended December 31, 2021, mainly due to increases of S/ 97.3 million third-party commissions, as well as S/ 3.5 million in expenses related to rental income. These factors were partially offset by a decrease of S/47.4 million in salaries and employee’s benefits.

Wealth Management

Inteligo’s net loss was S/141.4 million for the year ended December 31, 2022, a reversal from net profit of S/283.5 for the year ended December 31, 2021. This result was mainly attributable to decrease in other income due to weak investment results for the year, and 17.1% decrease in fee income from financial services, in part supported by the effect of a lower foreign exchange results in these two revenue lines.

Inteligo’s ROE was 13.6% for the year ended December 31, 2022, lower than the 23.0% registered for the year ended December 31, 2021. This was mainly attributable to a decrease in shareholders’ equity which in turn was mainly attributed to decreases in accumulated results and the effect on equity of a lower foreign exchange rate due to the appreciation of the sol against the U.S. dollar in 2022 as compared to 2021.

Interest and Similar Income

The following table presents the components of interest and similar income for our wealth management segment for the years ended December 31, 2022 and 2021.

	For the year ended December 31,
	2022	2021	Change

	(S/ in millions)		(S/ in millions)%
Interest and similar income
Interest on loan portfolios	77.4	64.4	12.9	20.1%
Interest on financial investments	61.8	84.1	(22.2)	(26.4%)
Interest due from banks and inter-bank funds	15.9	5.8	10.1	n.m

Total	155.1	154.3	0.8	0.5%

Nominal average rate	3.0%	2.9%	—	—

n.m. means not meaningful.

Interest and similar income increased 0.5% mainly due to a 26.4% decrease in interest on financial investments, partially offset by a 20.1% increase in interest on loan portfolios and increase in interest due from banks and inter-bank funds.

Interest on loan portfolios increased S/12.9 million mainly due to increase in the average rate despite an decrease in average loans outstanding. Interest on financial investments decreased S/22.2 million mainly due to lower dividends received from equity investments during 2022. Interest due from banks and inter-bank funds increased S/10.1 million, mainly attributable to an increase in the average rate of term deposits.

Interest and Similar Expenses

The following table presents the components of interest and similar expenses for our wealth management segment for the years ended December 31, 2022 and 2021.

	For the year ended December 31,
	2022	2021	Change

	(S/ in millions)		(S/ in millions)%
Interest and similar expenses
Interest and fees on deposits and obligations	(43.9)	(35.6)	(8.2)	23.1%
Interests on bonds, notes and other obligations	(3.1)	(2.4)	(0.6)	25.8%
Interest and fees on obligations with financial institutions and others	(3.4)	(1.8)	(1.6)	90.1%

Total	(50.3)	(39.8)	(10.5)	26.3%

Nominal average rate	1.2%	1.0%	—	—

Interest and similar expenses increased S/10.5 million mainly due to increases of 25.8% in interest and fees on deposits and obligations and 90.1% in interest and fees on obligations with financial institutions and others.

Interest and fees on deposits and obligations increased S/8.2 million due to a increase in the average rate as a consequence of an increase in average non-interest-bearing deposits. Interest and fees on obligations with financial institutions and others increased S/1.6 million due to loan amortizations during the second half of 2022. Interest on bonds, notes and other obligations increased S/0.6 million primarily as a result of the effect of a lower foreign exchange rate on Inteligo’s financial expenses related to leases as they are denominated in U.S. dollars.

Impairment Loss on Loans, Net of Recoveries

Inteligo’s loan portfolio had no delinquencies for the years ended December 31, 2022 and 2021. Inteligo’s impairment gain on loans was S/2.4 million for the year ended December 31, 2022.

Recovery (Loss) due to Impairment of Financial Investments

For the year ended December 31, 2022, Inteligo’s impairment loss on financial investments was S/12.0 million, as compared to a S/1.6 million loss for the year ended December 31, 2021.

Fee Income from Financial Services, Net

The following table presents the components of fee income from financial services, net for our wealth management segment for the years ended December 31, 2022 and 2021.

	For the year ended December 31,
	2022	2021	Change

	(S/ in millions)		(S/ in millions)%
Income
Maintenance and mailing of accounts, transfer fees and commissions on credit and debit card	2.9	1.6	1.3	78.9%
Funds management fees	154.1	186.9	(32.7)	(17.5%)
Brokerage and custody services fees	6.8	9.7	(2.8)	(29.3%)
Others	1.2	0.6	0.6	94.8%

Total	165.1	198.8	(33.7)	(17.0%)

Expenses
Brokerage and custody services	(0.8)	(0.9)	0.1	(11.5%)
Others	(0.9)	(0.9)	(0.0)	4.2%

Total	(1.7)	(1.8)	0.1	(3.9%)

Net	163.3	197.0	(33.6)	(17.1%)

Fee income from financial services, net for the year ended December 31, 2022 was S/163.3 million, a S/33.6 million, or 17.1%, decrease compared to the year ended December 31, 2021. This decrease was mainly attributable to lower fund management fees and lower brokerage fees due to decreased trading volumes, triggered by higher price volatility.

Other Income

The following table presents the components of other income for our wealth management segment for the years ended December 31, 2022 and 2021.

	For the year ended December 31,
	2022	2021	Change

	(S/ in millions)		(S/ in millions)%
Net gain on sale of financial investments	(41.7)	42.1	(83.8)	n.m
Net gain on financial assets at fair value through profit or loss	(201.1)	96.7	(297.8)	n.m
Other	(1.6)	(2.7)	1.1	(40.2%)

Other Income	(244.5)	136.1	(380.5)	n.m

n.m. means not meaningful.

Other income decreased S/380.5 million for the year ended December 31, 2022, mainly attributable to negative mark-to-market valuations on investments.

Other Expenses

The following table presents the components of other expenses for our wealth management segment for the years ended December 31, 2022 and 2021.

	For the year ended December 31,
	2022	2021	Change

	(S/ in millions)		(S/ in millions)%
Salaries and employee benefits	(84.0)	(84.1)	0.1	(0.1%)
Administrative expenses	(45.1)	(41.5)	(3.6)	8.7%
Depreciation and amortization	(15.0)	(15.0)	(0.1)	0.5%
Other	(1.3)	(2.8)	1.5	(53.3%)

Total Other Expenses	(145.5)	(143.4)	(2.1)	1.4%

Total other expenses increased S/2.1 million, or 1.4%, for the year ended December 31, 2022 mainly due to a higher number of employees and higher administrative expenses.

Inteligo’s efficiency ratio is calculated by dividing salaries and employee benefits plus administrative expenses plus depreciation and amortization by net interest and similar income plus net fee income from financial services plus other income. Our wealth management segment’s efficiency ratio deteriorated from 31.6% for the year ended December 31, 2021, mainly due to lower revenues, despite the slight increase in expenses.

Payments

Since the date of its acquisition in April 2022, Izipay had consolidated revenues of S/595.4 million and consolidated net profit of S/41.1 million. As a reference, for the year ended December 31, 2022, including the period prior to its acquisition, Izipay had consolidated revenues of S/754.3 million and consolidated net profit of S/51.2 million.

The positive performance from Izipay during the year 2022 is mainly explained by growth in its net fee income from financial services, as a result of higher income from payments due to the increase of the number of merchants served and monetary transactions recorded, which grew 14% and 10%, respectively, during the last quarter of 2022. The positive results were partly impacted by higher administrative expenses attributed to an increase in customer acquisition, as well as higher salaries and benefits to employees, and depreciation and amortization charges given the sharp rise in business activity. Izipay’s ROE was 26.7% for the period starting in April 2022, when it became a consolidated subsidiary, until December 31, 2022.

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

The increase in loans, net of unearned interest was mainly the result of higher retail loans balances at Interbank, which was primarily due to increases in consumer loans and mortgages. This increase was partially offset by lower commercial loan balances due to decreases in short and medium-term lending, as well as lower leasing operations, in both cases across all business segments. The increase in financial investments resulted from higher volumes of sovereign bonds, Central Reserve Bank of Peru Certificates of Deposits (“CDBCR”) and corporate bonds, while the decrease in cash and due from banks and inter-bank funds resulted mainly from lower deposits at the Central Reserve Bank of Peru. The decrease in impairment allowance for loans occurred mainly at Interbank.

Our liabilities reached S/80.4 billion as of December 31, 2021, a 1.4% increase from S/79.3 billion as of December 31, 2020. This was mainly driven by a 7.9% increase in bonds, notes and obligations and 3.7% in deposits and obligations, partially offset by a decrease of 12.0% in due to banks and correspondents and inter-banks funds and a 4.3% decrease in insurance contract liabilities. The increase in bonds, notes and other obligations was mainly attributable to a 10.1% depreciation in the foreign exchange rate as compared to 2020, partially offset by the execution of the optional redemption with respect to the S/110.0 million local subordinated bonds in September 2021. The annual growth in deposits and obligations was mainly explained by an increase in retail deposits, partially offset by decreases in institutional deposits and commercial deposits. The annual decrease in due to banks and correspondents and inter-bank funds was mainly the result of a decrease in long-term funding provided by the Central Reserve Bank of Peru and COFIDE, associated with a decrease in funds being distributed under the Reactiva Perú Program, in addition to lower long-term funds from correspondent banks abroad. These effects were partially offset by higher short-term funding provided by correspondent banks abroad and COFIDE.

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

The discussion below covers each of our reported segments and corresponds to information before adjustments and eliminations for consolidation, as of and for the years ended December 31, 2021 and 2020, in accordance with IFRS

Banking

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

The decrease in interest on loan portfolio was mainly due to a 110 basis point decrease in the average rate, partially offset by a 6.5% increase in average volume. The lower average rate on loans, from 9.0% in 2020 to 7.9% in 2021, was due to yield reductions in all client segments partly reflecting the effects of low-return loans offered to several commercial clients as part of the Reactiva Perú Program. In retail loans rates decreased on other consumer loans and mortgages. In the commercial portfolio, rates decreased on all types of loans. The higher average volume of loans was attributable to a 12.3% increase in commercial loans and an 0.8% increase in retail loans. In the commercial portfolio, the higher average volume was mainly due to a 14.3% increase in short and medium-term loans, attributable to disbursement of loans under the Reactiva Perú Program, as well as a 10.4% increase in trade finance loans. In the retail portfolio, average volumes grew due to a 10.9% increase in mortgages, partially offset by a 5.2% decrease in the average balance of consumer loans.

Interest due from banks and inter-bank funds increased by S/12.5 million, or 45.5%, primarily as a result of 23.8% growth in the average volume and a relatively stable nominal average rate. The increase in the average volume was explained by higher deposits at the Central Reserve Bank of Peru, partially offset by a lower average balance of inter-bank funding and reserve funds.

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

Interest and fees on obligations with financial institutions and others decreased from 2.4% for the year ended December 31, 2020 to 1.7% for the year ended December 31, 2021, mainly due to a 70 basis point decrease in the average cost mainly due to lower rates payable on all types of funding, especially that provided by correspondent banks abroad and inter-bank funds, partially offset by 18.5% increase in the average volume. The increase in the average volume was due to higher funding provided by the Central Reserve Bank of Peru and COFIDE.

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

	For the year ended December 31,
	2021	2020	Change

	(S/ in millions)		(S/ in millions)%
Impairment loss on loans, net of recoveries	(379.0)	(2,393.9)	2,014.9	(84.2)%
Past-due loan ratio (at period end)	3.6%	3.4%	—	—
Provision expense as a percentage of average total loans	0.9%	6.1%	—	—
Coverage ratio(1)	131.1%	181.5%	—	—
Impairment allowance for loans	2,062.1	2,984.7	—	—

(1)	Coverage ratio is calculated by dividing allowances for loan losses as a percentage of past due loans.

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

	For the year ended December 31,
	2021	2020	Change

	(S/ in millions)		(S/ in millions)%
Annuities(1)	622.8	256.9	366.0	142%
Individual Life	176.5	134.5	42.0	31%
Retail Insurance	241.3	224.4	16.8	8%
Credit Life Insurance	131.5	132.9	(1.4)	(1)%
Mandatory Traffic Accident (SOAT)	51.0	45.2	5.8	13%
Card Protection	33.1	32.7	0.4	1%
Others	25.7	13.6	12.1	89%

Net Premiums(2)	1,040.6	615.8	424.8	69%

(1)	Annuities include premiums from pension-related insurance (disability and survivorship).
(2)	Temporary Private Annuities are not included as premiums assumed. Net premiums are premiums assumed net of premiums ceded.

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

	For the year ended December 31,
	2021	2020	Change

	(S/ in millions)		(S/ in millions)%
Annuities(1)	(733.8)	(668.0)	(65.8)	10%
Individual Life	(28.2)	(15.1)	(13.1)	87%
Retail Insurance	(155.3)	(111.0)	(44.3)	40%
Credit Life Insurance	(112.4)	(78.2)	(34.2)	44%
Mandatory Traffic Accident (SOAT)	(17.9)	(13.0)	(4.9)	38%
Card Protection	(3.0)	(0.9)	(2.1)	232%
Others	(22.0)	(18.9)	(3.1)	17%

Net claims and benefits incurred(2)	(917.3)	(794.1)	(123.2)	16%

(1)	Annuities include claims from pension-related insurance (disability and survivorship).
(2)	Temporary Private Annuities are not included as benefits incurred.

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

Wealth Management

Inteligo’s net profit was S/283.5 million for the year ended December 31, 2021, a 16.6% increase compared to the year ended December 31, 2020. This result was mainly attributable to 27.7% increase in other income due to strong investment results for the year, and 20.1% increase in fee income from financial services, in part supported by the effect of a higher foreign exchange results in these two revenue lines.

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

Recovery (Loss) due to Impairment of Financial Investments

For the year ended December 31, 2021, Inteligo’s impairment loss on financial investments was S/1.6 million, as compared to a S/0.7 million gain for the year ended December 31, 2020

Fee Income from Financial Services, Net

The following table presents the components of fee income from financial services, net for our wealth management segment for the years ended December 31, 2021 and 2020.

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

n.m. means not meaningful.

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

As of December 31, 2022, our outstanding indebtedness included the following:

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

Interbank

The following table presents Interbank’s primary sources of funds as of December 31, 2022 and 2021:

	As of December 31, 2022	As of December 31, 2021	Change

	(S/ in millions)		(S/ in millions)%
Total deposits and obligations	44,597.9	44,966.3	(368.5)	(0.8%)
Due to banks and correspondents and inter-bank funds	6,756.6	8,112.7	(1,356.1)	(16.7%)
Bonds, notes and other obligations	6,571.5	6,939.0	(367.4)	(5.3%)

Total	57,926.0	60,018.0	(2,092.0)	(3.5%)

In our banking segment, our primary sources of funds have traditionally consisted of deposits and obligations, which amounted to S/44,597.9 million as of December 31, 2022. Interbank’s deposits include retail and commercial deposits, generated mainly through its digital channels, financial stores distribution network, and its relationships with commercial clients.

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

Amounts due to banks and correspondents of Interbank (including both short and long-term amounts) decreased S/1,356.1 million, or 16.7%, to S/6,756.6 million as of December 31, 2022 from S/8,112.7 million as of December 31, 2021, as a result of a reduction in the long-term funding provided by the Central Reserve Bank of Peru and COFIDE, associated with a decrease in funds available for the Reactiva Perú Program, in addition to an increase in long-term funds from correspondent banks abroad.

Interbank has issued senior, senior-subordinated, junior-subordinated, mortgage and leasing bonds in the Peruvian and international capital markets.

Outstanding Indebtedness of Interbank

As of December 31, 2022, Interbank’s outstanding indebtedness included the following:

•	U.S.$300.0 million aggregate principal amount of 6.625% subordinated notes due 2029 issued by Interbank on March 18, 2014, and an early redemption date (Call Date) on March 19, 2024.

•

U.S.$200.0 million aggregate principal amount of 3.375% senior notes due 2023 (the “2023 notes”) issued by Interbank on January 18, 2018. Interbank executed an exchange offer that resulted in a further issuance of U.S.$284.9 million of its 2023 notes. The total aggregate amount is U.S.$484.9 million as of December 31, 2022. Furthermore, the exchange did not generate a substantial change in the terms and conditions of the financial liability; therefore, no new financial obligation was recognized. The transactional costs associated with these exchanged bonds will continue to be amortized based on the new issuance schedule.

•

U.S.$400.0 million principal amount of 3.250% senior notes due 2026 issued by Interbank on October 4, 2019, in connection with a tender offer for its 5.750% senior notes due 2020. Following the tender offer, Interbank redeemed the remaining 5.750% senior notes due 2020.

•	S/312.0 million principal amount of 5.000% senior notes due 2026 issued by Interbank on October 1, 2019.

•	U.S.$300.0 million aggregate principal amount of 4.000% subordinated notes due 2030 issued by Interbank on July 8, 2020, and an early redemption date (Reset Date or Call Date) on July 8, 2025.

•

U.S.$30.0 million loan under a credit facility agreement between Interbank and Caixabank dated as of August 2024. The credit facility agreement does not include clauses regarding the compliance of financial ratios.

•

U.S.$30.0 million loan under a credit facility agreement between Interbank and JP Morgan Chase dated as of October 2024. The credit facility agreement does not include clauses regarding the compliance of financial ratios.

•

U.S.$15.0 million loan under a credit facility agreement between Interbank and Banco Estado from Chile dated as of January 2025. The credit facility agreement does not include clauses regarding the compliance of financial ratios.

•

U.S.$10.0 million loan under a credit facility agreement between Interbank and Bank of China Peru dated as of November 2024. The credit facility agreement includes standards clauses regarding the compliance of administrative matters.

Additionally, as of December 31, 2022, the following represents individual amounts of local debt from a total amount of U.S.$128.7 million, which includes local subordinated bonds of S/340.7 million (U.S.$89.3 million) which qualify as second tier equity (“Tier 2”) in the determination of the regulatory capital, according to SBS, S/150 million (U.S.$39.3 million) of local corporate inflation-linked bonds at the nominal exchange rate of S/3.814 as of December 31, 2022.

These bonds do not have specific guarantees:

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

Additionally, on June 25, 2022, Interbank redeemed a subordinated bond for a nominal outstanding amount of S/137.9 million and an annual fixed rate of 6.91%. Interbank issued those bonds on June 25, 2012, for 10 years.

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

Interseguro has issued subordinated bonds in the Peruvian market. As of December 31, 2022, Interseguro had S/247.9 million in bonds outstanding compared to S/259.2 million for 2021. Additionally, Interseguro works with credit lines for promissory notes and letters of guarantee. As of December 31, 2022, the outstanding balance for lines with three major banks in Peru was U.S.$61.0 million.

Inteligo

The following table presents Inteligo’s primary sources of funds as of December 31, 2022 and 2021:

	As of December 31, 2022	As of December 31, 2021	Change

	(S/ in millions)		(S/ in millions)%
Total deposits and obligations	4,098.8	4,171.8	(73.0)	(1.7%)
Due to banks and correspondents and inter-bank funds	53.9	183.4	(129.5)	(70.6%)

Total	4,152.8	4,355.3	(202.5)	(4.6%)

In our wealth management segment, the primary source of funds has consisted of deposits and obligations, which amounted to S/4,098.8 million as of December 31, 2022. Inteligo Bank’s deposits are retail deposits, from its private wealth clients. Retail deposits provide Inteligo with a low-cost, diverse and stable source of funding. Amounts due to banks and correspondents consist of the credit facilities provided to Inteligo Bank.

Deposits and obligations decreased S/73.0 million or 1.7% from December 31, 2021 to December 31, 2022, mainly attributable to migrations from cash positions to investments. Funds due to banks and correspondents decreased S/ 129.5 million or 70.6% from December 31, 2021 to December 31, 2022, mainly explained by the termination of Inteligo Bank’s credit line with Credit Suisse.

Outstanding Indebtedness of Inteligo

As of December 31, 2022, Inteligo’s outstanding indebtedness included the following:

•	U.S.$14 million loan under a credit facility between Inteligo Bank and Banque J. Safra Sarasin SA. The credit agreement includes standard clauses regarding eligible collateral.

Izipay

The following table presents Izipay’s primary sources of funds as of December 31, 2022:

As of December 31, 2022

(S/ in millions)
Cash and cash equivalents	111.1
Net cash provided by operating activities	97.4
Net cash used in investing activities	(109.6)
Net cash provided by (used in) financing activities	(18.8)

Total	80.1

In our payments segment, the primary source our principal sources of liquidity are our cash and cash equivalents.

As of December 31, 2022, we had S/111.1 million of cash and cash equivalents, customer funds cash and cash equivalents. Customer funds cash and cash equivalents are used to meet the obligations set aside for customers.

Outstanding Indebtedness of Izipay

As of December 31, 2022, Izipay’s outstanding indebtedness included the following:

•

U.S.$ 18.6 million loan under a credit facility between Izipay and Scotiabank Perú SAA, Banco Internacional del Perú and Banco de Crédito del Perú. The framework agreement for the facility includes standard clauses regarding eligible collateral, compliance with covenants and other administrative matters.

•	S/0.4 million financial leasing.

•	S/31.0 million loans with local banks.

Regulatory Capital

We are not required to establish a regulatory capital for statutory purposes. However, Interbank and Interseguro are required to maintain minimum regulatory capital pursuant to guidelines issued by the SBS, and Inteligo Bank is required to maintain minimum regulatory capital pursuant to guidelines issued by the Central Bank of The Bahamas. Izipay does not have mandatory capital requirements.

Interbank

As of December 31, 2022, the minimum regulatory capital as a percentage of risk-weighted assets for Interbank was 9.8% and its ratio of regulatory capital to total risk weighted assets was 15.1%, the highest among the four largest banks in Peru, according to the SBS. As of December 31, 2021, the minimum regulatory capital as a percentage of risk-weighted assets for Interbank was 9.0% and its ratio of regulatory capital to total risk weighted assets was 15.9%, the highest among the four largest banks in Peru, according to the SBS. As of December 31, 2020, the minimum regulatory capital as a percentage of risk-weighted assets for Interbank was 10.7% and its ratio of regulatory capital to total risk weighted assets was 17.0%, the highest among the four largest banks in Peru, according to the SBS. See Note 16(f) to our audited annual consolidated financial statements and “Item 4. Information on the Company—Business Overview—Regulation and Supervision” section in this Annual Report on Form 20-F for a discussion of regulatory capital requirements applicable to Interbank.

The following tables present Interbank’s regulatory capital as of December 31, 2022, 2021 and 2020, in accordance with SBS GAAP, as required by the Peruvian Banking and Insurance Law.

	As of December 31, 2022	As of December 31, 2021	Change

	(S/ in (millions)		(S/ in millions)%
Paid-in-capital	5,441.9	4,961.8	480.2	9.7%
Legal and special reserves	1,166.0	1,045.9	120.0	11.5%
Treasury stock	(33.9)	(33.9)	—	—
Earnings pending capitalization(1)	458.1	299.9	158.2	52.7%
Shares of IFS(2)	(1.4)	(1.5)	0.1	(4.3%)
Others	(14.3)	(10.1)	(4.2)	41.4%

Total Tier 1	7,016.4	6,262.1	754.3	12.0%

Subordinated bonds	2,288.4	2,462.1	(173.7)	(7.1%)
Generic allowances for loan losses	465.7	423.1	42.7	10.1%
Shares of IFS(2)	(1.4)	(1.5)	0.1	(4.3%)
Others	(14.3)	(10.1)	(4.2)	41.4%

Total Tier 2	2,738.4	2,873.5	(135.1)	(4.7%)

Total Regulatory Capital	9,754.8	9,135.6	619.2	6.8%

Risk-weighted assets	64,690.1	57,570.3	7,119.8	12.4%
Regulatory capital as a percentage of risk-weighted assets	15.1%	15.9%

(1)	Corresponds to retained earnings to be capitalized as directed by the board of directors.
(2)	Corresponds to 24,324 IFS shares held by Interbank as of December 31, 2022.

	As of December 31, 2021	As of December 31, 2020	Change

	(S/ in (millions)		(S/ in millions)%
Paid-in-capital	4,961.8	4,723.4	238.4	5.0%
Legal and special reserves	1,045.9	1,019.5	26.5	2.6%
Treasury stock	(33.9)	(33.9)	—	n.m.
Earnings pending capitalization(1)	299.9	231.9	68.0	29.3%
Unrealized gains in investments available-for-sale	—	—	—	n.m.
Subordinated bonds	—	—	—	n.m.
Shares of IFS(2)	(1.5)	(1.1)	(0.4)	38.7%
Others	(10.1)	(9.0)	(1.1)	11.8%

Total Tier 1	6,262.1	5,930.7	331.4	5.6%

Subordinated bonds	2,462.1	2,393.5	68.5	2.9%
Generic allowances for loan losses	423.1	428.1	(5.0)	(1.2)%
Shares of IFS(2)	(1.5)	(1.1)	(0.4)	38.7%
Others	(10.1)	(9.0)	(1.1)	11.8%

Total Tier 2	2,873.5	2,811.5	62.0	2.2%

Total Regulatory Capital	9,135.6	8,742.1	393.5	4.5%

Risk-weighted assets	57,570.3	51,451.8	6,118.5	11.9%
Regulatory capital as a percentage of risk-weighted assets	15.9%	17.0%

(1)	Corresponds to retained earnings to be capitalized as directed by the board of directors.
(2)	Corresponds to 24,324 IFS shares held by Interbank as of December 31, 2021.

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

The following tables present Interseguro’s solvency ratio as of December 31, 2022, 2021 and 2020 in accordance with SBS GAAP as required by the Peruvian Banking and Insurance Law.

	As of December 31, 2022	As of December 31, 2021	Change

	(S/ in millions)		(S/ in millions)%
Regulatory capital	1,338.2	1,387.7	(49.5)	(3.6%)
Less:
Solvency equity (solvency margin)(1)	714.9	672.6	42.3	6.3%
Guarantee fund(2)	250.2	235.4	14.8	6.3%
Required capital	965.1	907.9	57.1	6.3%

Surplus	373.2	479.8	(106.6)	(22.2%)
Solvency Ratio(3)	138.7%	152.8%

	As of December 31, 2021	As of December 31, 2020	Change

	(S/ in millions)		(S/ in millions)%
Regulatory capital	1,387.7	1,359.4	28.3	2.1%
Less:
Solvency equity (solvency margin)(1)	672.6	607.8	64.7	10.6%
Guarantee fund(2)	235.4	212.7	22.6	10.6%
Required capital	907.9	820.6	87.3	10.6%

Surplus	479.8	538.8	(59.1)	(11.0)%
Solvency Ratio(3)	152.8%	165.7%

(1)	Corresponds to an amount determined by the level of risk and the risk profile assumed by an insurance company in Peru in accordance with SBS regulations.
(2)	Equal to 35% of solvency margin.
(3)

Solvency ratio for Interseguro is calculated in accordance with SBS guidelines. See “Item 4. Information on the Company—Business Overview—Regulation and Supervision—Insurance Regulation and Supervision—Solvency Requirements and Regulatory Capital”.

Inteligo Bank

The following tables present Inteligo Bank’s risk-weighted assets under the prior standard and regulatory capital as a percentage of risk-weighted assets as of December 31, 2022, 2021 and 2020, respectively.

	As of December 31, 2022	As of December 31, 2021	Change

	(U.S. $/ in millions)		(S/ in millions)%
Total eligible capital	195.8	287.2	(85.9)	(31.8%)
Total risk-weighted assets	959.2	1,177.3	(218.1)	(18.5%)

Capital ratio	20.4%	24.4%

	As of December 31, 2021	As of December 31, 2020	Change

	(U.S. $/ in millions)		(S/ in millions)%
Total eligible capital	287.2	270.7	16.5	6.1%
Total risk-weighted assets	1,177.3	953.0	224.3	23.5%

Capital ratio	24.4%	28.4%

In August 2022, the Central Bank of Bahamas released the Bahamas Capital Regulations 2022. The new regulation set a new capital ratio limit and introduced changes to the credit and operational risk equivalent assets and deductions of high-risk assets from the capital base. According to the new regulation, the Central Bank of Bahamas requires the Inteligo Bank to maintain a capital ratio of not less than 12%. Under this new regulation, Inteligo Bank’s capital ratio at December 31, 2022 was 16.5%.This ratio is not displayed on the tables above because it is not comparable with the ratio of the prior standard. In 2018, the Central Bank of The Bahamas published two discussion papers focused on minimum disclosures (Pillar III of the Basel II framework) and the net stable funding ratio and the liquidity coverage ratio (main components of Basel III), but its liquidity framework will be implemented after the completion of the capital framework.

Risk-weighted assets are the sum of (i) the total amount of credit risk weighted assets and indirect loans, (ii) 10 times the regulatory capital allocated to cover market risk, only if the bank’s market risk position is higher than (a) 5% of the total on- and off-balance sheet assets, or (b) U.S.$100 million, and (iii) 12.5 times the regulatory capital allocated to cover operational risk. As of December 31, 2022, Inteligo Bank’s ratio of regulatory capital to total risk-weighted assets was 20.4%.

In Peru, Inteligo SAB is regulated by the SMV, which is responsible for determining the minimum capital requirement for the companies under its supervision. As of December 31, 2022, the capital requirement for brokerage houses is the sum of (i) the minimum regulatory capital required of S/2.3 million; and (ii) the regulatory capital allocated to cover operational risks. As of December 31, 2022, Inteligo SAB held capital exceeding S/21.7 million.

Izipay

In Peru, Izipay is regulated by Central Bank of Perú.

Commitments and Contractual Obligations

We enter into various commitments and contractual obligations that may require future cash payments, respectively.

The following tables summarize our commitments and contractual obligations as of December 31, 2022 and 2021, respectively:

As of December 31, 2022	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

	(S/ in millions)
Deposits and obligations	47,223.8	956.0	67.5	283.5	48,530.7
Inter-bank funds	30.0	—	—	—	30.0
Due to banks and correspondents	2,433.5	3,220.1	288.8	1,158.3	7,100.6
Bonds, notes and other obligations	2,296.5	—	2,903.4	2,706.4	7,906.3
Due from customers on acceptances	45.8	—	—	—	45.8
Accounts payable, provisions and other liabilities	3,026.4	—	—	—	3,026.4
Lease liabilities	36.6	47.5	22.0	6.5	112.6

Total(1)	55,092.5	4,223.7	3,281.7	4,154.6	66,752.4

As of December 31, 2021	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

	(S/ in millions)
Deposits and obligations	48,258.8	335.2	42.7	261.3	48,897.9
Inter-bank funds	—	—	—	—	n.m.
Due to banks and correspondents	1,068.8	5,324.3	1,163.7	966.0	8,522.9
Bonds, notes and other obligations	249.6	2,261.4	1,895.7	3,982.9	8,389.7
Due from customers on acceptances	152.4	—	—	—	152.4
Accounts payable, provisions and other liabilities	2,242.7	—	—	—	2,242.7
Lease liabilities	46.4	61.4	29.5	97.6	234.9

Total(1)	52,018.7	7,982.4	3,131.6	5,307.8	68,440.5

(1)	For insurance contract liabilities as of December 31, 2022 and 2021, see Note 14 of our audited annual consolidated financial statements.

n.m. means not meaningful.

All contractual obligations included in these tables are recognized as liabilities on our consolidated statement of financial position and represent principal payments on an undiscounted basis without including payment of future interest.

Off-Balance Sheet Arrangements

Our subsidiaries Interbank, Interseguro, Inteligo and Izipay have various contractual arrangements, such as contingent operations, that are not recognized as liabilities in our audited annual consolidated financial statements but are required to be recorded as off-balance sheet items. See Note 18 to our audited annual consolidated financial statements.

We enter into contingent operations to generate fees from guarantees, stand-by letters of credit, import and export letters of credit, due from bank acceptances and foreign currency forward obligations.

Off-Balance Sheet Arrangements as of December 31, 2022 and 2021

The following table presents our consolidated off-balance sheet arrangements as of December 31, 2022 and 2021.

	As of December 31,
	2022	2021	Change
	(S/ in millions)		(S/ in millions)%
Contingent credits—Indirect loans
Guarantees and standby letters	4,001.8	4,150.1	(148.3)	(3.6%)
Import and export letters of credit	485.5	290.4	195.2	67.2%

	4,487.3	4,440.5	46.9	1.1%
Derivatives—Notional amounts Held for trading
Forward currency contracts—buy	1,977.3	3,925.5	(1,948.1)	(49.6%)
Forward currency contracts—sell	4,057.8	4,390.3	(332.5)	(7.6%)
Foreign currency forward contracts on currencies other than sol	292.9	316.0	(23.1)	(7.3%)
Interest rate swaps	2,424.6	2,969.0	(544.5)	(18.3%)
Currency swaps	2,672.5	4,162.3	(1,489.8)	(35.8%)
Cross currency swap	224.5	234.7	(10.2)	(4.3%)
Foreign currency options	80.2	1.8	78.3	n.m
Held as hedges Cash flow hedges:
Interest rate swaps	—	—	—	—
Cross currency swap	2,579.2	2,358.0	221.2	9.4%

	14,309.0	18,357.6	(4,048.7)	(22.1%)

Responsibilities under credit lines agreements	14,758.7	12,182.2	2,576.5	21.1%

Total	33,555.0	34,980.3	(1,425.3)	(4.1%)

n.m. means not meaningful.

Guarantees and standby letters decreased by S/148.3 million, or 3.6%, from S/4,150.1 million as of December 31, 2021 to S/4,001.8 million as of December 31, 2022. Import and export letters of credit increased S/195.2 million.

Foreign currency forwards, including purchase and sale agreements decreased S/23.1 million from S/316.0 million as of December 31, 2021 to S/292.9 million as of December 31, 2022. We also use derivative financial instruments as hedges. See Note 10(b) to our audited annual consolidated financial statements for derivative financial instruments valuation.

Responsibilities under credit line agreements increased S/2,576.5 million for the year ended December 31, 2022, compared to the amount registered as of December 31, 2021. These credit line agreements are cancellable at any time by Interbank.

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

Capital Expenditures Program

We have made significant investments and, in particular, in our banking segment. In fact, Interbank has made substantial investments in recent years targeting both digital and physical infrastructure.

Interbank believes that it is building the foundations to capture current and future market opportunities and continue to grow. It has a capital expenditure plan to ensure the accomplishment of its medium-term strategic plan, as it believes that not only operating efficiency and proximity to its customers, but also digital transformation and innovation, are key competitive advantages. We are investing intensely in our transformation and our technology capital expenditures are double that the one in made in 2015.

While we budget for investments across our subsidiaries, Interbank accounts for the substantial majority or our capital expenditures budget. We budget for year long periods. Interbank’s budget for capital expenditures for the next three years is approximately S/900 million. Of this budget, approximately 84% is related to technology expenditures including investments in our digital platform, aligned with technology as a main pillar at IFS. Some of the key technological expenditures include:

•	significant improvements in our digital platform, including new functionalities aimed to enhance User Experience (UX), in both retail and commercial segments;

•

further improvement in advanced analytical capabilities and personalization approach to better understand our customers through data and analytics, artificial intelligence, machine learning, deep learning, among others, to enrich our understanding of Peruvian clients and strengthen our data driven organization approach;

•	research and development of digital solutions, including products, services, and processes in a fast-changing and competitive environment; and

•	strengthen cybersecurity standards to protect our customers.

Interseguro has invested in technology and projects to support its rapidly expanding operations. It has implemented an operations system in order to support Interseguro’s planned growth in individual life and retail insurance products, a CRM platform, robotic process automation (RPA) to automate processes and look for operational efficiency, in addition to improving such processes and freeing up resources. Interseguro also has introduced its new 100% digital products and solutions such as Rumbo, car insurance, travel insurance, Vida Free and Vida Cash. Interseguro has also implemented and digitized the process of analysis of needs for life insurance products, which allows the company to issue insurance policies without a physical application form.

Additionally, Interseguro continues improving business intelligence capabilities such as Datalake which allows the consolidation of information from different Interseguro systems to generate a unique customer base for the creation of predictive models.

In our wealth management segment, Inteligo SAB and Inteligo Peru Holdings implemented a new core system “SAP Business One” to automate back-office activities like accounting, budgeting and purchasing. Inteligo Bank has continued working on complementing its IT infrastructure and further developing of its technology platform, which will allow it to leverage its existing CRM platform and develop stronger business intelligence capabilities.

In our payments segment, Izipay constantly invests in technology in order to reinforce its network, including POS with Android operative system as well as hardware to increase its capacities and developing software in order to deliver new services to different types of clients. The capital expenditure investment from Izipay for the period 2022 was S/104.3 million.

C.	Research and Development, Patents and Licenses, etc.

Not Applicable.

D.	Trend Information

As of December 31, 2022, we had total assets of S/87.5 billion (approximately U.S.$22.9 billion), total gross loans of S/47.5 billion (approximately U.S.$12.5 billion), total deposits and obligations of S/7.1 billion (approximately U.S.$1.9 billion) and shareholders’ equity of S/10.0 billion (approximately U.S.$2.6 billion).

Substantially all of our subsidiaries’ operations are conducted in Peru. Accordingly, our results of operations and financial condition are dependent on economic conditions, consumer spending and investment levels in Peru.

The economic impacts of the COVID-19 pandemic were compounded by the slowdown that the Peruvian economy has experienced in recent years, which had already intensified due to several factors, including (i) a strong El Niño phenomenon, which adversely affected agricultural production, transportation services, tourism and commercial activity, and resulted in a 1.5% drop in GDP growth in 2017; (ii) corruption scandals related to the activities of certain Brazilian and Peruvian companies in the construction sector, which resulted in suspension or delay of important infrastructure projects during 2018; and (iii) political instability, as Peru has suffered a series of government institutional crises starting in 2018 due to, among other things, several corruption scandals involving prominent political figures, which have resulted in resignations and impeachment of various presidents since then, including most recently former President Jose Pedro Castillo in December 2022 following an attempted coup, as well as investigations of certain members of the judicial system and the public ministry who are now facing prosecution. Despite these factors and continued political corruption scandals, the Peruvian economy continued to outperform its peer countries in 2019, supported by solid macroeconomic fundamentals and strong fiscal and monetary policies.

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

In 2022, Peru had an economic deceleration due political uncertainty and social unrest. This outlook affected directly the mining, tourism and agricultural sectors. As a consequence, inflation remained at 8.5% as of December 2022. To curb inflation, the Central Bank tightened its monetary policy by elevating the reference policy rate to 7.50% as of December 2022. As a result of these factors, the Peruvian GDP grew 2.7% in 2022. For more information, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Trend Information” in our annual report for the year ended December 31, 2021, filed with the SEC on April 25, 2022 and in our annual report for the year ended December 31, 2022, filed with the SEC on April 24, 2023.

In the beginning of 2023, certain bank failures in the United States and the emergency sale of Credit Suisse significantly increased market volatility and caused turmoil in global capital markets. To date, we have not experienced any negative impact from such events, which we believe is due to the quality of our assets, and our strong capital and liquidity position. Nonetheless, similar developments in the financial industry in the future could potentially affect the Peruvian economy, and consequently, materially adversely affect our business.

The following are the most important trends, uncertainties and events that are reasonably likely to affect us or that would cause the financial information disclosed herein not to be indicative of or have a material adverse effect on our future operating results or financial condition:

•	Our businesses and prospects rely on a market-oriented economy, and potential political changes following the upcoming elections may alter the current economic model and business environment.

•	Our subsidiaries are subject to extensive regulation and supervision, and changes in existing regulations or the implementation of future regulations.

•	The adoption of new international banking and insurance guidelines may cause our subsidiaries to require additional capital and could cause their cost of funds to increase.

•	Intense competition from other banking, insurance and financial institutions, and from other players including providers of emerging financial technologies.

•	Financial market volatility and market turmoil associated with the failure of two U.S. banks and the emergency sale of Credit Suisse or similar developments in the financial industry.

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

•

Cybersecurity events, earthquakes, other natural disasters, health epidemics (including the current COVID-19 pandemic) and other outbreaks could negatively affect our reputation and the operations of Interbank, Interseguro, Interfondos, Inteligo SAB and Izipay.

•

The oceanic and atmospheric phenomenon El Niño may have a negative impact on the economy of Peru and on our results. Among other potential impacts, this phenomenon could affect Interbank’s loan activity and asset quality in the future, considering that (i) it may affect the overall payment capacity of Interbank borrowers, and (ii) Interbank loan agreements typically grant borrowers a grace period due to El Niño.

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

General

Our business and affairs are managed by our board of directors in accordance with our articles of incorporation and Panamanian corporate law. Our articles of incorporation provide for a board of directors of no less than three members. Our current board of directors is comprised of seven directors and no alternates. The two-year term of our current board of directors appointed on March 31, 2022 will expire in March 2025.

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

Name	Position	Year of Birth	Year Appointed
Carlos Tomás Rodríguez-Pastor Persivale	Chairman	1959	2007
Fernando Martín Zavala Lombardi	Secretary	1971	2019
Felipe Federico Roy Morris Guerinoni(1)	Treasurer	1953	2007
José Alfonso Bustamante y Bustamante(1)	Director	1941	2007
Lucía Cayetana Aljovín Gazzani	Director	1966	2019
Hugo Antonio Santa María Guzmán	Director	1963	2019
Guillermo Martinez Barros(1)	Director	1958	2019

(1)	Independent director pursuant to Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The following sets forth selected biographical information for each of the members of IFS’s board of directors.

Carlos Tomás Rodríguez-Pastor Persivale has served as IFS’ chairman since 2007. He also serves as Interbank’s chairman since 1995 and was Interbank’s interim Chief Executive Officer during 2010. In addition, Mr. Rodríguez-Pastor serves as Chairman of Intercorp Peru, Supermercados Peruanos, Tiendas Peruanas, Colegios Peruanos, InRetail Peru Corp. and Universidad Tecnológica del Perú, and as director of Inteligo Group Corp., Interseguro, Homecenters Peruanos and Financiera OH! S.A., among others. Mr. Rodríguez-Pastor received a bachelor’s degree in social science from the University of California at Berkeley and a master’s degree in business administration from the Amos Tuck School of Business at Dartmouth College.

Fernando Martin Zavala Lombardi has served as an IFS director since his appointment on April 2019, and has been serving Interbank as director since March 2019. Mr. Zavala also serves as CEO and director of Intercorp Peru Ltd. and Chairman of InRetail Pharma and Homecenters Peruanos, and director of InRetail Peru Corp., Inteligo Group Corp., Universidad Tecnológica del Perú, Colegios Peruanos, Interseguro, Tiendas Peruanas, Supermercados Peruanos, Financiera OH! S.A., Intertítulos, and Inteligo Bank. He previously served as CEO in Peru and Panama of the multinational company SABmiller, as General Manager of Indecopi and has been director of several companies in Peru, and several business guilds and NGOs as well. In the public sector, he has been Prime Minister and Minister of Economy and Finance, the latest twice. Mr. Zavala received a bachelor’s degree in economics from Universidad del Pacífico in Lima, a master’s degree in business management from Universidad de Piura, and a master’s in business administration from University of Birmingham in England.

Felipe Federico Roy Morris Guerinoni has served as one of IFS’ directors since 2007. Mr. Morris also serves as Chairman of Interseguro and Financiera OH!, as Vice-Chairman of Interbank and as Director of Intercorp Peru and Inteligo Bank. Mr. Morris received a bachelor’s degree in economics from the Universidad del Pacífico in Lima, a master’s degree in economics from the University of Pittsburgh and a master’s degree in finance from American University.

José Alfonso Bustamante y Bustamante has served as one of IFS’ and Interbank’s directors since March 2007. Mr. Bustamante is the President of the Board of CFI Holdings S.A. and also serves as a director of Agrícola Cerro Prieto S.A., Irrigadora Cerro Prieto S.A.C., Huaura Power Group S.A. and San Miguel Industrias Pet S.A. Mr. Bustamante was President of the Board of Telefónica del Perú and Banco Santander Central Hispano, formerly known as Bancosur, and of the Asociación de Bancos del Peru – ASBANC. In the public sector, Mr. Bustamante was the Prime Minister of Peru and Minister of Industry, Tourism, Integration and International Trade Negotiations (1993-1994) and was president of COPRI and Prom Perú during the same period. Mr. Bustamante received a bachelor’s degree in agricultural engineering from the Universidad Nacional Agraria La Molina in Lima and pursued his graduate studies at the University of Michigan, Ann Arbor.

Lucía Cayetana Aljovin Gazzani has served as one of IFS’ directors since her appointment in April 2019 and has been serving as Interbank’s director since July 2018. She has also served as Foreign Affairs Minister, Minister of Energy and Mines and Minister of Social Inclusion. Mrs. Aljovin is the President of the National Fishing Society, Vice President of CONFIEP and Vice President of the Arbitral Tribunal of AMCHAM Perú. Previously, she was a partner at Miranda & Amado law firm, a member of the board of directors of the Lima Stock Exchange and served as director of other Peruvian companies and nonprofit organizations. Mrs. Aljovin received a degree in Law from the Pontificia Universidad Católica del Perú and a master’s degree in business administration from Universidad Adolfo Ibanez of Chile. She has also been a journalist and a professor at several Peruvian universities.

Hugo Antonio Santa María Guzmán has served as one of IFS’ directors since his appointment in April 2019, and has been serving as Interbank director since November 2016. Mr. Santa María is partner, manager of economic studies, and chief economist of APOYO Consultoría, where he runs the Business Advisory Service (SAE, for its acronym in Spanish). SAE is the leading economic and business (analysis) service in Peru. He is currently a member of the board of directors of Virú S.A., InRetail Perú Corp. and Colegios Peruanos. Previously, he was a member of the boards of Banco Santander Peru, Grupo ACP, Compañía Minera Atacocha and the Consolidated Reserve Fund (investment fund of the Peruvian public pension system) and independent director and President of the board of Mibanco. Mr. Santa María has been a professor in graduate programs at Universidad del Pacífico, Universidad Peruana de Ciencias Aplicadas and Universidad de Piura. Mr. Santa María holds a bachelor’s degree in economics from Universidad del Pacífico and Ph.D. from Washington University in St. Louis.

Guillermo Martínez Barros has served as one of IFS’s directors since 2019. He has also served as a director of Interseguro since 2008. Mr. Martínez serves as director of Financiera OH! S.A., PrimAmérica S.A. in Chile and is a member of the Direction Committee of Centros de Salud Peruanos S.A.C. Mr. Martínez is also the chairman and owner of Inmobiliaria e Inversiones Siete Mares S.A. and the chairman of Scan S.A. and Ebench S.A. in Chile. Mr. Martínez received a bachelor’s degree in business administration from the Universidad Católica de Chile, a master’s degree in business administration from the University of Chicago and a master’s degree in economics from the London School of Economics.

Executive Officers

The business address of our executive officers is Av. Carlos Villarán 140, Urbanización Santa Catalina, La Victoria, Lima 13, Perú. The following table sets forth certain information about our executive officers. Each member of our management team serves for open-ended terms.

Name	Position	Year of Birth	Year Appointed
Luis Felipe Castellanos López Torres	Chief Executive Officer	1970	2013
Gonzalo José Basadre Brazzini	Deputy Chief Executive Officer	1970	2013
Michela Casassa Ramat	Chief Financial Officer	1973	2012
Liliana Elcira Vera Villacorta	Chief Accounting Officer	1974	2006
Juan Antonio Castro Molina	General Counsel	1971	2006
Carlos Tori Grande	Executive Vice President of Payments	1976	2022
Ernesto Giancarlo Ferrero Merino	Investor Relations Officer	1973	2014
Katia Mercedes Lung Won	Chief Compliance Officer	1968	2016
Peter Roekaert Embrechts	Internal Auditor	1967	2020
Zelma Acosta-Rubio Rodríguez	Chief Sustainability Officer	1965	2022

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

Gonzalo José Basadre Brazznini has served as IFS’ Deputy Chief Executive Officer since April 2013. Mr. Basadre is also the General Manager/Chief Executive Officer of Interseguro since 2012. Previously, he was the Vice President of Investments (Chief Investment Officer) of Interseguro. He received a bachelor’s degree in business administration from the Universidad del Pacífico in Lima and a master’s degree of business administration from Harvard University.

Michela Casassa Ramat has served as IFS’ Chief Financial Officer and as Interbank’s Chief Financial Officer since September 2012. Mrs. Casassa joined Interbank in September 2011 as Head of Strategic Planning. Prior to joining Interbank, she served as Head of Strategy for Corporate and Investment Banking at Banco de Crédito del Perú in Lima and Unicredit in Munich, and Head of Strategy for the International Division of Unicredit in Milan and Istanbul. She has also worked at The Boston Consulting Group in Milan and Citibank in Lima. Mrs. Casassa holds a bachelor’s degree in business administration from the Universidad de Lima and a master’s degree in business administration with a specialization in finance from the SDA Bocconi in Milan.

Liliana Elcira Vera Villacorta has served as IFS’ Chief Accounting Officer since our formation. Ms. Vera served as Accounting Manager of Interbank from 2003 to 2011. From 1998 to 2002, Ms. Vera was a senior analyst at EY Peru. Ms. Vera received a degree in accounting from the Pontificia Universidad Católica del Perú and a master’s degree in business administration from INCAE Business School.

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

Carlos Tori Grande has served as IFS´s Executive Vice President of Payments since June 2022, and as Interbank’s Executive Vice President of Payments Ecosystem since August 2022. At Interbank, he has previously served as Vice President of Retail Banking and Channels since March 2021, as Vice President of Retail Banking since December 2016 and as Vice President for Distribution Channels since February 2014. In addition, Mr. Tori serves as a director of Servitebca and PMP. Mr. Tori joined Interbank in 2009 as Head of the Corporate Finance team. Previously, Mr. Tori had served as a director of Interfondos, Compañía de Servicios Conexos Expressnet and Pagos Digitales Peruanos. Prior to joining Interbank, Mr. Tori worked for Citigroup and BankBoston. Prior to 2009, he served as an Investment Banking Associate at Merrill Lynch’s Financial Institutions Group. Mr. Tori received a bachelor’s degree in business administration from Texas A&M University and a master’s degree in business administration from the Amos Tuck School of Business at Dartmouth College. In addition, he attended the Advanced Management Program at Harvard Business School.

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

Katia Mercedes Lung Won was appointed as IFS’ Chief Compliance Officer in March 2016. She also serves as Chief Compliance Officer of Interbank since 2012. Prior to joining Interbank, Ms. Lung served as Vice President Project Manager for Suntrust Bank in Miami, Florida in the International Wealth Management Division and as Vice President BSA/AML Compliance Officer for BNP Paribas Agency and the General Security Principal (Broker Dealer) for BNP Paribas Investment Services. Ms. Lung holds a bachelor’s degree in business administration from Florida International University (Cum Laude), and a master’s degree in business administration from Nova Southeastern University, as well as a CP/AML FIBA and a Six Sigma Certification—Green Belt.

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

Zelma Acosta-Rubio Rodríguez has served as IFS´ Chief Sustainability Officer since March 2022, as Interbank’s General Counsel and Secretary of the Board of Directors since April 2007, and as Executive Vice President of Corporate and Legal Affairs since 2018. Mrs. Acosta-Rubio also serves as Chief Diversity Officer for Intercorp since 2018, as well as a director of several related companies of Interbank, including, La Fiduciaria S.A. (related under SBS rules) and Intertítulos. Previously, she served as Director at Compañía de Servicios Conexos Expressnet. Before joining Interbank, Mrs. Acosta-Rubio worked at Clifford Chance in London and Milbank, Tweed, Hadley & McCloy in New York. Mrs. Acosta-Rubio received a law degree from the Universidad Católica

Andres Bello in Caracas, a master’s degree in comparative jurisprudence from New York University, a master’s degree in international banking law from Morin Center for Banking and Financial Law at Boston University and a master’s degree in business administration from the Management School at Universidad de Piura. In addition, she attended courses on governance and corporate social responsibility at Harvard Business School.Mrs. Acosta-Rubio is admitted to the New York State Bar.

Interbank

Board of Directors

Interbank’s board of directors consists of ten members, six of whom are independent. The business address of Interbank’s board of directors is Av. Carlos Villarán, Urbanización Santa Catalina, La Victoria, Lima 13, Peru. The following table sets forth certain information about our directors as of the date of this Annual Report on Form 20-F.

Name	Position	Year of Birth	Year Appointed
Carlos Tomás Rodríguez-Pastor Persivale	Chairman	1959	1995
Ramón José Vicente Barúa Alzamora	Director	1946	1994
José Alfonso Bustamante y Bustamante(1)	Director	1941	2007
David Fischman Kalincausky(1)	Director	1958	2003
Carlos Miguel Heeren Ramos(1)	Lead Director	1968	2015
Felipe Federico Roy Morris Guerinoni	Director	1953	2000
Lucía Cayetana Aljovín Gazzani(1)	Director	1966	2018
Hugo Antonio Santa María Guzmán(1)	Director	1963	2016
Fernando Martín Zavala Lombardi	Director	1971	2019
Marcia Nogueira de Mello	Director	1965	2022

(1)	Independent director pursuant to Peruvian regulations.

The following sets forth selected biographical information for each of the members of Interbank’s board of directors.

Carlos Tomás Rodríguez-Pastor Persivale, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors”.

Ramón José Vicente Barúa Alzamora has served as one of Interbank’s directors since 1994. In addition, Mr. Barúa serves as a director of InRetail Pharma, Supermercados Peruanos, Real Plaza, Universidad Tecnológica del Perú, Financiera OH! S.A., Inteligo Group and Interseguro. He has also served as director of Intercorp Perú, IFS, Inretail Peru Corp., Tiendas Peruanas and Homecenters Peruanos and until 2019, he was the Chief Executive Officer of Intercorp Perú. Mr. Barúa received a bachelor’s degree in industrial engineering from the Universidad Nacional de Ingeniería in Lima and a degree in economics from the Université Catholique de Louvain in Belgium.

José Alfonso Bustamante y Bustamante, See “Item 6. Directors, Senior Management and Employees—Directors and senior management—General—Board of Directors”.

David Fischman Kalincausky has served as one of Interbank’s directors since 2003. Mr. Fischman also serves as a director of Supermercados Peruanos. He has served for 17 years as Vice Chancellor of Administration of the Universidad Peruana de Ciencias Aplicadas (UPC) in Lima, of which he is also a funding member. Mr. Fischman is an international consultant on leadership and organizational culture issues. He holds a degree in civil engineering from Georgia Tech University and a master’s degree in business administration from Boston University.

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

Felipe Morris Guerinoni, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors”.

Lucía Cayetana Aljovin Gazzani, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors”.

Hugo Antonio Santa María Guzmán, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors”.

Fernando Martin Zavala Lombardi, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors”.

Marcia Nogueira de Mello has served as one of Interbank’s directors since October 2022. She is co-founder and board member of Revolution Investimentos Ltda. and Volt Partners Investimentos Ltd., independent board member of PagSeguro Digital Ltd. and Leo Meios de Pagamentos Ltd., and member of the advisory board of Banco Letsbank S.A. (formerly Banco Smartbank S.A.). Previously, she served as CEO of Global Payments South America Brasil Serviços de Pagamentos, was member of the advisory board of DMCard Administradora de Cartões de Crédit, commercial director of Elavon do Brasil Soluçoes de Pagamento S.A., country manager and sales director of Verifone do Brasil Ltda., director of channels, strategy and payment solutions at Companhia Brasileira de Meios de Pagamento S.A. (Cielo), and business development manager of EDS Electronic Data Systems do Brasil Ltda. (subsidiary of Hewlett-Packard—HP). Mrs. Nogueira received a degree in Computer Science from the Universidade Presbiteriana Mackenzie in Brazil

Executive Officers

The business address of Interbank’s executive officers is Av. Carlos Villarán 140, Urbanización Santa Catalina, La Victoria, Lima 13, Perú. The following table sets forth certain information about Interbank’s executive officers as of the date of this Annual Report on Form 20-F.

Name	Position	Year of Birth	Year Appointed
Luis Felipe Castellanos López Torres	Chief Executive Officer	1970	2011
Michela Casassa Ramat	Chief Financial Officer	1973	2012
Gabriela Prado Bustamante	Vice President of Risk Management	1970	2008
Carlos Tori Grande	Vice President Payments Ecosystem	1976	2022
César Augusto Andrade Nicoli	Vice President of Retail Banking and Channels	1971	2022
Víctor Cárcamo Palacios	Vice President of Commercial Banking	1972	2016
Alfonso Díaz Tordoya	President of Operations and Technology	1979	2022
Giorgio Bernasconi Carozzi	Vice President of Capital Markets	1961	2009
Zelma Acosta-Rubio Rodríguez	Vice President of Corporate and Legal Affairs	1965	2007
Julio Del Valle Montero	Manager of Human Resources	1977	2019

Luis Felipe Castellanos López Torres, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Executive Officers.”

Michela Casassa Ramat, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Executive Officers.”

Gabriela Prado Bustamante has served as Interbank’s Executive Vice President of Risk Management since July 2008. Previously, Ms. Prado was responsible for Interbank’s Special Asset Management Division and from 2000 to 2004, Ms. Prado served as Manager of Interbank’s Risk Management Division, and responsible for monitoring customer performance. Prior to joining Interbank, Ms. Prado also worked for Santander’s Risk Management Division. Ms. Prado received a bachelor’s degree in business administration from the Universidad de Lima, and a graduate degree in business administration from the INCAE Business School. In addition, she attended the Management Development Program at the Universidad de Piura

Carlos Tori Grande, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Executive Officers.”

César Augusto Andrade Nicoli has served as Interbank’s Executive Vice President of Retail Banking and Channels since August, 2022. He also served as Vice President of Operations and Technology since May 2015. Before joining Interbank, he served as Director of Sales Strategy at LAN Peru and LATAM Airlines Peru, Commercial Director at Telefonica Colombia and Commercial Vice President at Telefónica Peru. Mr. Andrade holds a bachelor’s degree in economics from the Universidad del Pacífico in Lima and a master’s degree in business administration from the Kellogg School of Management.

Víctor Cárcamo Palacios has served as Interbank’s Executive Vice President for Commercial Banking since January 2016. Previously, he served as Head of Corporate Finance and Head of Medium Enterprises Banking at Interbank. He also serves as Director of Intertítulos, Procesos de Medios de Pago and La Fiduciaria S.A.. Before joining Interbank, Mr. Cárcamo was the Executive Director of Capital Markets at Banco Santander in Mexico and Deputy Manager of Retail Products at Banco Santander in Argentina. Mr. Cárcamo holds a bachelor’s degree in economics from the Universidad de Lima and a master’s degree in business administration from the Universidad Adolfo Ibáñez in Chile. Mr. Cárcamo also completed the General Management Program at Harvard Business School.

Alfonso Díaz Tordoya has served as Interbank’s Vice President of Operations and Technology since August, 2022. Mr. Diaz also serves as a Director of Procesos de Medios de Pago and Cámara de Compensación Electrónica – CCE. He also served as Vice President of Digital Delivery & Partnerships, Head of Digital Alliances, Vice President of Distribution Channels and as Manager for the Digital Channels Division. Previously, he served as director at Interfondos, Servitebca and Compañía de Servicios Conexos Expressnet. Prior to joining Interbank, Mr. Diaz worked in management consulting at A.T. Kearney and in commercial banking at Citigroup Peru. Mr. Diaz is a Licensed Industrial Engineer from Universidad de Lima and holds a master’s degree in business administration from Harvard Business School.

Giorgio Bernasconi Carozzi has served as Interbank’s Executive Vice President for Capital Markets since March 2009. Prior to joining Interbank, Mr. Bernasconi served as Director in Strategy and Marketing, Global Markets and Distribution for Latin America and was responsible for Latin American capital markets at BBVA Bancomer in México. From 1997 to 2006, he was the Deputy General Manager for BBVA Banco Continental in Peru. He previously served as Treasury Vice President for Citibank Lima. Mr. Bernasconi has a bachelor’s degree in administration from the Pontificia Universidad Católica del Perú. In addition, he attended the Management Development Program at the Universidad de Piura, the Corporate Leadership and Management Program at the IESE Business School of the Universidad de Navarra, and the Senior Leaders Group Program at the Harvard Business School.

Zelma Acosta-Rubio Rodríguez, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Executive Officers.”

Julio Del Valle Montero has served as Interbank’s Human Resources Manager since January 2019. Mr. Del Valle joined Interbank in 2007 and since then has led teams related to Process Transformation, Procurement and Facility Management. Previously, he worked as Senior Manager at BNSF Railway in Texas, United States. Mr. Del Valle holds a bachelor’s degree in industrial engineering from St. Mary’s University and a master’s degree in business administration from SMU Cox School of Business.

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

Name	Position	Year of Birth	Year Appointed
Felipe Morris Guerinoni	Chairman	1953	1998
Juan Carlos Vallejo Blanco	Director	1964	2012
Carlos Tomás Rodríguez-Pastor Persivale	Director	1959	1998
Ramón José Vicente Barúa Alzamora	Director	1946	2000
Raúl Alberto Francisco Musso Vento(1)	Director	1954	2000
Fernando Martín Zavala Lombardi	Director	1971	2019
Luis Felipe Castellanos López Torres	Director	1970	2019
Guillermo Martínez Barros(1)	Director	1958	2008
Carlos Octavio Saco Vértiz Tudela(1)(2)	Alternate Director for Mr. Guillermo Martínez Barros	1961	2013

(1)	Independent director pursuant to Peruvian regulations.
(2)	Carlos Octavio Saco Vértiz is an alternate director.

The following sets forth selected biographical information for each of the members of Interseguro’s board of directors.

Felipe Morris Guerinoni, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors”.

Juan Carlos Vallejo Blanco has served as one of Interseguro’s directors since 2012. In addition, Mr. Vallejo is Chief Executive Officer of InRetail Peru Corp., and serves as director of Supermercados Peruanos, Makro Supermayorista, InRetail Pharma, Tiendas Peruanas, Homecenters Peruanos, Quicorp, Colegios Peruanos S.A., Financiera OH! S.A. and Inmobiliaria Milenia S.A. Mr. Vallejo served as Chief Executive Officer of Interseguro from 1998 until 2012. Mr. Vallejo received a bachelor’s degree in industrial engineering from the Universidad de Chile and a master’s degree in business administration from INCAE Business School in Costa Rica.

Carlos Tomás Rodríguez-Pastor Persivale, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors.”

Ramón José Vicente Barúa Alzamora, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Interbank–Board of Directors.”

Raul Alberto Francisco Musso Vento has served as one of Interseguro’s directors since 2000 and is currently the Chief Executive Officer of Industrias Electro Químicas S.A. Mr. Musso served as a director of Urbi Mercados S.A. from 1999 to 2000, as the General Manager of LP Holding S.A. from 1998-1999 and as the Vice-President of Bankers Trust Company. Mr. Musso received a bachelor’s degree in Economics from the Universidad del Pacífico and a master’s degree in economics from the University of Pittsburgh.

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

Carlos Octavio Saco Vértiz Tudela has served as an alternate director of Interseguro’s since 2004. Mr. Saco-Vértiz has also served as a director of Financiera OH! S.A., Tiendas Peruanas S.A., Supermercados Peruanos S.A. and Homecenters Peruanos S.A. In addition, Mr. Saco-Vértiz is a Senior Partner at BBGS Saco-Vértiz & Landerer law firm. Mr. Saco-Vértiz received a law degree from the Pontificia Universidad Católica del Perú and graduated from the Senior Management Program (PAD) of the Universidad de Piura.

Executive Officers

The business address of Interseguro’s executive officers is Av. Javier Prado Este No. 492. office No. 2601, San Isidro, Lima 27, Peru. The following table sets forth certain information about Interseguro’s executive officers.

Name	Position	Year of Birth	Year Appointed
Gonzalo José Basadre Brazzini	Chief Executive Officer	1970	2012
Juan Carlos Motta Flores	Vice President, Operations	1963	2011
Juan Pablo Segura Vegas	Vice President, Legal, Administration and Finance	1972	2019
Luciana Camila Olaechea Cadenillas	Vice President, Human Development	1977	2020
Percy Rolando Chávez Castillo	Vice President, Commercial	1971	2020
Ian Scofield Rodriguez- Arnaiz	Vice President, Mass Insurance, Digital and Analytics	1985	2022
Armando Vidal Gastañaga	Vice President, Investment	1983	2022
Sergio Jhasmany Soliz Bilbao	Vice President, Information Technology	1985	2022

Gonzalo José Basadre Brazzini, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Executive Officers”.

Juan Carlos Motta Flores has served as Interseguro’s Vice President of Operations and Actuarial Studies since 2011. Before joining Interseguro, he was the Chief Executive Officer at Penta Seguros de Vida-Penta Hipotecario in Chile for 10 years, and previously he worked as Technical Manager at Consorcio Nacional de Seguros S.A., also in Chile. Mr. Motta holds a bachelor’s degree in economics and a master’s degree in economics from Universidad Católica de Chile.

Juan Pablo Segura Vegas has served as Interseguro’s Vice President of Legal, Administration and Finance since 2019. Previously, Mr. Segura served as Interseguro’s Vice President of Administration and Finance from 2016 to 2017. Prior to joining Interseguro, he was the Executive Director of Corporate Planning at Estee Lauder Companies in New York. He holds a bachelor’s degree in business management from the Florida International University and a master’s degree in business management from The University of North Carolina.

Luciana Camila Olaechea Cadenillas has served as Interseguro’s Human Development Vice President since March 2020. Previously, Mrs. Olaechea served as Interseguro’s Human Development Manager from April 2019 to February 2020. Before joining Interseguro, she served as Manager of Consulting in Management and Human Development, Human Development Manager of Digital Transformation, and Human Development Manager for Retail Banking at Banco de Crédito del Perú, where she remained for 11 years. Mrs. Olaechea holds a bachelor’s degree in psychology from the Universidad de Lima, and a master’s degree in human behavior from the Universidad de Ciencias Aplicadas.

Percy Rolando Chávez Castillo has served as Interseguro’s Commercial Vice President since November 2020. Before his appointment as Vice President, Mr. Chávez worked as an Annuities Division Manager of Interseguro. He previously served as Territorial Manager of the Commercial Banking Division at Banbif and Regional Manager for the provincial stores division at Interbank. Mr. Chávez holds a bachelor’s degree in economics from Universidad Nacional de la Plata in Argentina and a master’s degree in marketing intelligence from Escuela Superior de Gestión Comercial y Marketing in Spain.

Ian Scofield Rodriguez- Arnaiz has served as Interseguro’s Vice President, Mass Insurance, Digital and Analytics since August 2022. Before his appointment as Vice President, Mr. Scofield worked as Commercial Manager of Rímac Seguros. He had previously served as Insurance Manager at Banco Ripley and Commercial Division Manager at BNP Paribas Cardif. Mr. Scofield holds a bachelor’s degree in Economics from Florida International University and a master’s degree in business administration from IE Business School.

Armando Vidal Gastañaga has served as Interseguro’s Vice President of Investments since August 2022. Before joining Interseguro, he held the position of Regional Head of Credit at SURA Investment Management. He also held the position of General Manager at Fondos Sura, and Investment Manager at AFP Integra. He holds a bachelor’s degree in economics from Universidad del Pacífico, and a master’s degree in business administration from IE Business School.

Sergio Jhasmany Soliz Bilbao has served as Interseguro’s Vice President of Technology and Information since August 2022. Before joining Interseguro, Mr. Soliz served as Data & Digital Manager at Hipermercados Tottus Perú & Chile. He also served as Digital Manager at Belcorp Corporation and Head of Information Technology at Belcorp Chile. Mr. Soliz holds a bachelor’s degree in Systems Engineering from Universidad Catolica Boliviana and a master’s degree in Software Engineering from Universidad Autónoma Gabriel Rene Moreno.

Inteligo

Board of Directors

Inteligo’s board of directors consists of five members, none of whom are independent. The business address of Inteligo’s board of directors is Calle 50 con Elvira Méndez, Piso 48 (P.H. Tower Financial Center), Panama City, Panama. The following table sets forth certain information about Inteligo’s directors as of the date of this Annual Report on Form 20-F.

Name	Position	Year of Birth	Year Appointed
Roberto Hoyle McCallum	Chairman	1949	2014
Carlos Tomás Rodríguez-Pastor Persivale	Director	1959	2007
Ramón José Vicente Barúa Alzamora	Secretary	1946	2006
Fernando Zavala Lombardi	Vice President	1971	2019
Luis Felipe Castellanos	Director	1970	2019
Reynaldo Roisenvit Grancelli	Treasurer	1969	2020

The following sets forth selected biographical information for each of the members of Inteligo’s board of directors.

Roberto Hoyle McCallum has served as Chairman of Inteligo Group since February 2014. He also serves as Chairman of Inteligo Bank Ltd., Chairman of Instituto Cultural Peruano Norteamericano (ICPNA), Director of Inteligo Sociedad Agente de Bolsa S.A., Director of inPeru, Director of Vida Peru, former director and member of the executive committee of Cámara de Comercio de Lima, former Chairman of the Bolsa de Valores de Lima, former Chairman of inPeru and former member of the Executive Committee of FIAB (Federación Iberoamericana de Bolsas). Mr. Hoyle has over 45 years of experience in international banking. He received a bachelor’s degree in business administration and completed the Management Executive Program and the executive master’s degree in business administration of the Universidad de Piura.

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

Fernando Zavala Lombardi, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors”.

Luis Felipe Castellanos, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—General–Executive Officers.”

Reynaldo Roisenvit Grancelli has served as Inteligo Group’s Treasurer since 2020 and as Chief Executive Officer since February 2014. He also serves as Inteligo USA’s sole Director and Chief Executive Officer and Director of Inteligo Bank since 2005. Mr. Roisenvit is also director of the Lima Stock Exchange, member of the Investment Committee of Interseguro and member of various committees, including Corporate Governance Committees, of Inteligo Bank. He previously served as Chief Executive Officer of Inteligo SAB, Deputy Chief Executive Officer of Inteligo SAB, Chief of Research of Interfip Bolsa, Chief Executive Officer of Interfip Bolsa, Products Manager of Private Banking at Interbank and Portfolio Manager of Global Investment Advisory Group at the Compass Group, in New York. Mr. Roisenvit received a bachelor’s degree in economics from the Universidad de Lima and a master’s degree in business administration from Columbia Business School.

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

Reynaldo Roisenvit Grancelli, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Inteligo—Board of Directors.”

Bruno Ferreccio Del Río has served as Inteligo Bank’s Chief Executive Officer since May 2019. Previously, he served as Inteligo SAB´s Chief Executive Officer since July 2019 until September 2021 and as Deputy Chief Executive Officer of Inteligo SAB since April 2017, and before that as Chief Commercial Officer since December 2015. In addition, he served as Inteligo’s Chief Financial Officer and as Inteligo SAB’s Financial Vice President since April 2014. Before joining Inteligo in June 2010 as Inteligo SAB’s Financial Manager and Chief of Products, Mr. Ferreccio was the Vice President of Futures and Derivates in Commodities at AAKOP LLC in New York, and Resident Engineer of HV S.A. CONTRATISTAS in Peru. He received a bachelor’s degree in civil engineering from the University of Texas, Austin, a master’s degree in business administration from the University of Michigan and completed the General Management Program at Harvard Business School.

Victor Vinatea Cámere has served as Inteligo’s Chief Operations Officer since 2017. Mr. Vinatea has more than 30 years of banking experience. Before joining Inteligo, Mr. Vinatea held management positions in commercial and retail banking as well as in operations at different banking institutions in Peru. He has been director of La Fiduciaria and Intertítulos. Mr. Vinatea received a degree in business administration from ESAN and holds a master’s degree in business administration in Direction from INCAE and Universidad Adolfo Ibañez and has participated in international seminars related to banking at Harvard Business School.

Gianina Gotuzzo Oliva has served as Inteligo SAB’s General Counsel since 2016 and Inteligo’s General Counsel since 2017. She has also served as General Counsel of InRetail Perú Corp. and Legal Counsel of Intercorp Peru from 2010 to 2016. Mrs. Gotuzzo was previously a Senior Associate of Hernández & Cía. Mrs. Gotuzzo was a professor of corporate law at Pontificia Universidad Católica del Peru for seven years, where she received her law degree in 1999. Mrs. Gotuzzo holds an LL.M. from Cornell University and was admitted to the New York Bar in 2002.

Daniel Yagui Yoshimoto has served as Chief Executive Officer of Inteligo SAB and Inteligo Peru Holdings S.A.C. since September 2021. He also serves as Chief Financial Officer of Inteligo since August 17, 2020. He has over sixteen years of professional experience in multinational companies, including 10 years of experience in financial departments within several industries such as financial services, retail and consumer products, and over five years of experience leading business consulting projects performed in top companies in Peru, Argentina and Colombia. Mr. Yagui holds a master’s degree in finance from Universidad Torcuato Di Tella in Argentina and a master’s degree in business administration from Universidad Adolfo Ibáñez in Chile.

Procesos de Medios de Pago

Board of Directors

PMP’s board of directors consists of seven members, one of whom is independent. The business address of PMP’s board of directors is Calle Jorge Chavez 275, 7th Floor, Miraflores, Lima 18, Peru. The following table sets forth certain information about PMP’s directors as of the date of this Annual Report on Form 20-F.

Name	Position	Year of Birth	Year Appointed
Carlos Tori Grande	Chairman	1976	2015
Michela Casassa Ramat	Director	1973	2022
Ivana Osores Balestra	Director	1970	2022
Víctor Carcamo Palacios	Director	1972	2022
Cesar Andrade Nicoli	Director	1971	2022
Juan Carlos Vallejo Blanco	Director	1964	2022
Bruno Alberto Funcke Ciriani(1)	Director	1967	2020

(1)	Independent director pursuant to Peruvian regulations.

Carlos Tori Grande, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Interbank—Executive Officers”.

Michela Casassa Ramat, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Executive Officers.”

Ivana Osores Balestra, has served as one of PMP’s directors since 2022. She also serves as Director of Compañía de Servicios Conexos Expressnet since February 2019. In addition, since 2019, she has been the Central Chief of Strategy and Technological Transformation of Interbank, in which she previously had other positions such as Central Chief of Strategy and Retail Transformation (2018) and Division Chief of Architecture and Technological Transformation. Prior to joining Interbank, she was the Chief of Architecture and IT Standards, Operations Chief, Chief of Engineering and IT Development and Chief of Information Management at Banco de Crédito del Peru S.A. – BCP. Mrs. Osores holds a bachelor’s degree in industrial engineering from Universidad de Lima, a master’s degree in business administration from ESAN and a master’s degree in IT Project Management from the George Washington University.

Víctor Cárcamo Palacios, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Interbank—Executive Officers.”

Cesar Andrade Nicoli, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Interbank—Executive Officers.”

Juan Carlos Vallejo Blanco, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Intereguro—Board of Directors.”

Bruno Alberto Funcke Ciriani, has served as one of PMP’s directors since 2020. He is also currently the Chairman of the Board of Directors of Grupo Dresden. Previously, he has served as director of Capia Renta Fija S.A.C. (2016 – 2022), independent director of Hipermercados Tottus (2016 – 2021), Tiendas del Mejoramiento del Hogar S.A. (2016 – 2021) and Avla Perú Compañía de Seguros S.A. (2017 – 2018), and Chief Executive Officer of Banco Falabella Perú (2011 – 2016). Mr Funcke holds a bachelor’s degree in administration from Universidad del Pacífico, and a master’s degree in business administration from ESAN.

Executive Officers

The business address of PMP’s executive officers is Calle Jorge Chavez 275, 7th Floor, Miraflores, Lima 18, Peru. The following table sets forth certain information about PMP’s executive officers.

Name	Position	Year of Birth	Year Appointed
Luis Felipe Venturo Denegri	Chief Executive Officer	1970	2015
Jorge Luis Malaga Bekich	Chief Financial Officer	1982	2022
Demian Arturo Ballon Espinoza	Chief Operations Officer	1974	2021
Christian Ramon Alvarado Perez	Chief Marketing, Sales & Product Officer	1975	2016
Jorge Luis Valdivia Chavez	Chief Technology Officer	1962	2015
Paola Rosa Maria Rodriguez Rodriguez	Chief Executive Risks & Compliance Officer	1971	2016
Arnaldo Rivera Velez	Chief Human Resources Officer	1971	2015

Luis Felipe Venturo Denegri has been PMP’s Chief Executive Officer since April 2015. Before joining PMP, he had occupied the position of Retail Banking Vice President at Banco Falabella from 2008 to 2014. He received a bachelor’s degree in Science from Babson College, and a master’s degree in Business Administration, Finance and Marketing from Kellogg Graduate School.

Jorge Luis Malaga Bekich has been PMP’s Chief Financial Officer since April 2022. Before joining PMP, he had been the Strategy Manager in Financiera Oh! from 2017 until 2022, and Financial Planning and Treasury Manager in Banco Falabella Peru from 2011 to 2017. He received a bachelor’s degree in Business and Finance from Universidad Peruana de Ciencias Aplicadas and a master’s degree in Business Administration from Universidad de Piura.

Demian Arturo Ballon Espinoza has been PMP’s Chief Operations Officer since October 2021, having previously been PMP`s Manager of POS Network Operations since September 2020. From 2014 to 2019, Mr. Espinoza was the Controller and Chief Technology Officer at Pesquera Exalmar S.A.A. He received a bachelor’s degree in Business Management from Universidad Ricardo Palma, and a master’s degree in Corporate Finance from Universidad Peruana de Ciencias Aplicadas.

Christian Ramon Alvarado Perez has been PMP’s Chief Marketing, Sales & Product Officer since November 2016. Previously, he had been the Chief of Markets and Marketing of Entel from 2012 to 2016. He received a bachelor’s degree in Business Administration from Universidad del Pacífico, and a master’s degree in Medex Executive MBA from Universidad de Piura

Jorge Luis Valdivia Chavez has been PMP’s Chief Technology Officer since August 2015. Before joining PMP, he was the Chief Technology and Innovation Officer of Unibanca (2012-2014), where he had previously held positions of Chief Systems and Operation Officer (2004-2012), Chief Systems Officer (2002-2003), Systems Deputy (2000- 2002) Support Chief Engineer (1996-2000) and Communication Support Engineer (1994-1995). He received a bachelor’s degree in science with a major in Electronic Engineering from Universidad Nacional de Ingeniería and a master´s degree in Business Administration with a major in Finance from Universidad ESAN.

Paola Rosa Maria Rodriguez Rodriguez has been PMP’s Chief Executive Risks & Compliance Officer since April 2016. She had previously held a position of Accountant and Internal Auditor on Banco de Crédito del Perú S.A. – BCP and in other companies of the Credicorp Group for nineteen years. She received a bachelor’s degree in Accounting from Universidad Ricardo Palma, and a master’s degree in Business Administration from Universidad Adolfo Ibañez.

Arnaldo Rivera Velez has been PMP’s Chief Human Resources Officer since June 2015; having previously been a Non-Monetary Compensation Manager from 2010 to 2015. He received a bachelor’s degree in Accounting from Universidad de Lima, a Master in Business Administration from Centrum PUCP Business School and an International Master in Leadership from EADA Business School.

Izipay

Izipay does not have a Board of Directors.

The business address of Izipay’s executive officers is Calle Jorge Chavez 275, 7th Floor, Miraflores, Lima 18, Peru.

Izipay’s Executive Officers are the same as the PMP’s Executive Officers and they hold the same roles and positions.

B.	Compensation

Our articles of incorporation provide that our shareholders are responsible for determining the compensation to be paid to members of our board. Some of our executive officers are also executive officers in our subsidiaries, and receive compensation for their services from such subsidiaries. Consistent with applicable law, we do not disclose to our shareholders, or otherwise make public, information regarding the individual compensation of our board members or executive officers, or of the board members or executive officers of our subsidiaries. For the year ended December 31, 2022, the aggregate annual compensation to our board members and to board members of our subsidiaries totaled S/2.9 million. For the year ended December 31, 2022, the aggregate annual compensation to our executive officers and executive officers of our subsidiaries totaled S/27.0 million.

For the year ended December 31, 2022, no amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and officers. None of our directors or any of the directors of our subsidiaries have entered into any service contracts with our company or our subsidiaries providing for benefits upon termination of their employment. As of the year ended December 31, 2022, neither we nor our subsidiaries have adopted any executive long-term incentive plan, while Interbank has a retention bonus program for some of its executive officers.

C.	Board Practices

Our board of directors and the board of directors at each of our subsidiaries (Interbank, Interseguro, Inteligo and PMP) is responsible for establishing an appropriate and integrated risk management system and for promoting an internal environment that facilitates the board of directors’ supervision and risk management control. The board of directors is continuously informed about the degree of exposure of the diverse risks managed by each subsidiary and inherent to their businesses.

The boards of directors of Interbank, Interseguro, Inteligo Bank and PMP have created several specialized committees to which they have delegated specific tasks in order to enhance risk management and internal control. We list below the main committees established by the boards of directors of our subsidiaries.

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

Other Committees

Comprehensive Risk Management Committee and Risk Committee

At Interbank, the Integral Risk Management Committee is a corporate body created by resolution of the board of directors. It is responsible for approving the policies and organization of the comprehensive risk management system, as well as any amendments to said policies. The Integral Risk Management Committee defines the risk appetite and level of tolerance that each subsidiary is willing to take in its business and the actions needed to implement the required corrective measures necessary to maintain adequate levels of risk tolerance. The Integral Risk Management Committee is comprised of (i) five members of the board of directors (three of whom are independent directors), out of which three are titular directors and two are alternate directors; and, (ii) the Chief Executive Officer and the Vice-Presidents. The committee reports monthly to the board of directors the main issues it has discussed and the agreements adopted in the previous meeting.

In the case of Inteligo Bank, the Integral Risk Management Committee is comprised of at least two members of the board of directors, one of which must be independent (as defined pursuant to the Bahamian regulation), who will oversee the Committee. Other members are the Chief Executive Officer of the Panamanian Branch, the Finance Manager, the Legal Manager and the Corporate Risk Officer. The Committee reports quarterly to the board of directors the main issues it has discussed and the agreements adopted in the previous meeting.

Instead of an Integral Risk Management Committee, Interseguro has a Risk Committee, which is a corporate body created by resolution of the board of directors, and is responsible for defining risk limits for Interseguro’s business, approving risk policies and approving required corrective measures necessary to maintain adequate levels of risk tolerance. The Risk Committee is comprised of four board members, the Chief Executive Officer and the Risk Manager.

Finally, PMP has a Risk Management Committee comprised by three Directors, the Chief Executive Officer, the Chief Financial Officer and the Chief Executive Risks & Compliance Officer. This Risk Management Committee is responsible for the design, implementation and approval of policies and procedures for risk management, and the definition of PMP’s risk appetite, tolerance and exposure.

Assets and Liabilities Committee

The Assets and Liabilities Committee (the “ALCO”) is a corporate body created by resolution of the board of directors of Interbank and Inteligo. In the case of Interbank, the ALCO is comprised exclusively of officers.

At Interbank, the ALCO’s main purpose is to manage the structure of Interbank’s financial position considering its profitability and risk targets. The ALCO is also responsible for the proposition of new products or operations that contain components of market risk. Additionally, it serves as the communication channel with units that generate market risks. The ALCO meets monthly and is comprised of the Chief Executive Officer, the Vice Presidents of Risks, Retail Banking and Channels, Payments Ecosystem, Commercial, Finance and Capital Markets and the Manager of Treasury/Position Desk.

Inteligo Bank holds positions that are not actively traded, but are part of its assets and liabilities. These positions include a loan portfolio, customer deposits and bank loans. These positions are also exposed to interest rate risk, exchange rate risk and liquidity risk. The main purpose of the ALCO at Inteligo Bank is to manage its financial position, considering its profitability and risk targets. The ALCO meets quarterly and is comprised of at least two board members, one of whom must be independent (as defined pursuant to Bahamian regulations), the Chief Executive Officer of the Panamanian Branch, Finance Manager, Legal Manager and the Corporate Risk Officer.

At Interseguro, the functions of the ALCO committee are assumed by the Investment Committee.

Investment Committee

The Investment Committee is responsible for approving the limits of each security or real estate which could be included in Interseguro’s investment portfolio. This Committee is comprised of several members of the board, the Chief Executive Officer and the Investment-Vice President. The Risk Manager also participates as an advisor.

Inteligo Bank created an Investment Committee in 2017. The Investment Committee is responsible for reviewing and approving the strategy of Inteligo Bank’s investment portfolio and approving new investment products. The Investment Committee meets quarterly and is comprised of one board member, the Chief Executive Officer, the Chief Executive Officer of the Panamanian Branch, the Chief Financial Officer and the Corporate Risk Officer.

Internal Audit

At our segments level, the Internal Audit Division reports to the board of directors at each subsidiary. It supports the Company in meeting its objectives through the application of a systemic and disciplined approach to assess and enhance the efficiency of its governance processes, risk management and control processes.

D.	Employees

IFS

As of December 31, 2022, IFS had no employees. However, its operations are carried out by employees from its subsidiaries and affiliates.

Interbank

As of December 31, 2022, Interbank had 6,162 employees, 1,985 work in financial stores and 4,177 work at the headquarters and in operational centers of Interbank. Of the total employees, 3,110 are dedicated to sales force. We have been optimizing our distributional channels and have reduced full time employees at financial stores. Interbank’s employees are not unionized, are not a party to any collective bargaining agreement and since Interbank’s privatization in 1994, have never been involved in a strike or work stoppage.

Interseguro

As of December 31, 2022, Interseguro had a total of 921 employees, which included officers and administrative staff, as well as sales agents and representatives. Interseguro’s employees are not unionized, are not a party to any collective bargaining agreement and have never been involved in a strike or work stoppage.

Interseguro provides its employees with benefits that exceed the requirements of Peruvian labor laws, including school allowance, specialized training programs, general health base plan and oncology plan, each covered at 100%. Interseguro also provides wellness programs for its employees, as well as a full portfolio of development, family inclusion, and social programs.

Inteligo

As of December 31, 2022, Inteligo and its subsidiaries had 337 employees, which included officers and administrative staff, as well as commercial representatives. Inteligo’s senior management is located in Peru and Panama. Inteligo’s and its subsidiaries’ employees are not unionized, are not a party to any collective bargaining agreement and have never been involved in a strike or work stoppage.

PMP and Izipay

As of December 31, 2022, PMP had 667 employees, which included officers and administrative staff, as well as commercial representatives. PMP’s employees are not unionized, are not a party to any collective bargaining agreement and have never been involved in a strike or work stoppage.

While Izipay does not have any employees, it is provided with managerial services by PMP through an intercompany management services agreement entered into by PMP and Izipay. PMP´s and Izipay’s senior management are located in Peru.

E.	Share Ownership

Except as described under “Item 7. Major Shareholders and Related Party Transactions—Major shareholders”, none of our directors or senior management beneficially owns our common shares other than two directors and two senior executives of IFS, who own a 0.05% interest in IFS.

We do not have any arrangements for involving employees in our capital, including any arrangements that involve the issue or grant of options of our shares or securities.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Our only outstanding equity securities are our common shares. As of December 31, 2022, IFS had issued 115,447,705 common shares, of which 68,290,827 were registered in CAVALI and 47,156,878 were registered in DTC. As of December 31, 2022, 56,903 common shares registered in CAVALI were held by 16 U.S. citizens and/or residents in the United States.

The following table sets forth certain information regarding the ownership of outstanding shares as of April 5, 2023 for the following:

•	each person or entity who is known by us to own beneficially more than 5% of our outstanding shares capital or voting rights;

•	our directors and members of our executive management group, as a group.

	Common Shares Owned
Shareholders	Number of Shares	Percentage owned
Intercorp Perú Ltd.(1)(2)	81,532,547	70.6%
Other Directors and Officers(3)	54,210	0.0%
Float	33,860,948	29.3%

Total	115,447,705	100.0%

(1)

International Financial Holdings Group Inc. (“IFH”), representing 77.3% of the voting rights to appoint the majority of the members of the board of directors of Intercorp Peru, has entered into an irrevocable proxy agreement (the “Irrevocable Proxy Agreement”) appointing Carlos Tomás Rodriguez-Pastor Persivale and two members of his family (the “Agents”) as IFH’s agents, acting by majority vote, with respect to any matters relating to IFH’s ownership interest in Intercorp Peru. The initial period of the Irrevocable Proxy Agreement was two years commencing in June 2019 automatically renewable for six-month periods unless otherwise terminated upon 90 days’ notice. On May 20, 2021, the Irrevocable Proxy was renewed and ratified with effectiveness as of June 12, 2021 under the same terms originally agreed, including automatic renewals for six-month periods unless otherwise terminated upon 90 days’ notice. The renewed Irrevocable Proxy is valid for a two-year period counted from June 12, 2021. As of the date of this Annual Report on Form 20-F, the Irrevocable Proxy Agreement had not been terminated.

(2)

IFH Capital Corp. and Intercorp Capital Investments Inc. are the record holders of 9,747,706 and 9,747,707, respectively, of our common shares, or 8.44% each, and are both wholly-owned subsidiaries of Intercorp Peru and therefore Intercorp Peru beneficially owns their shares.

(3)	Excluding Carlos Tomás Rodriguez-Pastor Persivale.

There have been no significant changes in the percentage ownership held by our major shareholders over the past three years.

As of December 31, 2022, IFS and its subsidiaries held 30,074 common shares in treasury stock. For more details regarding these shares, see “Item 16E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers” and Note 16(b) to our audited annual consolidated financial statements.

B.	Related Party Transactions

In the ordinary course of business, we and our subsidiaries, Interbank, Interseguro, Inteligo and Izipay, engage in a variety of transactions among ourselves and with certain of our affiliates and related parties. All material transactions between us or our subsidiaries and our other affiliates or related parties are evaluated by our senior management and our board in accordance with specific regulations and internal rules applicable to all third-party transactions. These transactions are subject to prevailing market conditions and transfer pricing regulations.

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

During 2020, 2021 and 2022, IFS’s directors, officers and key management had been involved, directly and indirectly, in credit transactions with certain subsidiaries of IFS, as permitted by applicable Peruvian laws and regulations that regulate and limit certain transactions with employees, directors and officers of financial entities. As of December 31, 2022, 2021 and 2020, direct loans by IFS or its subsidiaries to employees, directors, officers, and key management of IFS and its subsidiaries amounted to S/211.7 million, S/213.0 million and S/222.1 million, respectively. These loans are current and accrue interest at market rates. Payment dates vary, and may be monthly, quarterly, or at maturity. See “Item 4. Information on the Company—Business Overview—Regulation and Supervision” for information on the regulation of IFS and its subsidiaries and on the protection of deposits.

Inteligo Bank is operating pursuant to its original license, which commencing in 2020 permits a related party exposure of up to 15% of its capital, a decrease from the prior 25% maximum. As of December 31, 2022, the exposure was 10.82%.

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

Interbank

Lease Agreements between Interbank and Supermercados Peruanos, S.A. (“Supermercados Peruanos”)

During 2020, Interbank and Supermercados Peruanos entered into a lease agreement under which Supermercados Peruanos granted Interbank the right to use supermarket space for the operation of their stores (Money Markets format) and ATMs for a term of five years. Under the terms of such agreement, Supermercados Peruanos agreed to grant an area of 2,000 square meters of floor space for the first three years of the agreement and 1,800 square meters of floor space for the following two years.

In December 2021, an amendment to the agreement was entered into between the parties to reduce the rented area to 1,913.40 square meters of floor space during the period of January 2021 to September 2022, and to 1,713.40 square meters of floor space from October 2022 until the end of the agreement, which will take place on October 1, 2024.

The agreed monthly rent is as follows: (i) for stores located inside the premises (Money Markets format) the rent is S/288.38 per square meter plus taxes, (ii) for stores located outside the premises, the rent is S/191.87 per square meter plus taxes, (iii) for ATMs located inside the premises, the rent is S/2,091.11 plus taxes and, (iv) for ATMs located outside the premises, the rent is S/1,511.69 plus taxes.

In addition, Interbank has made a security deposit of US$0.9 million (approximately S/3.4 million), which shall be applied as a guarantee of payment of the monthly rent. Finally, Supermercados Peruanos has granted an exclusivity right to Interbank for the operation of stores (Money Market format) and for ATMs located inside the supermarket premises. As of December 31, 2022, Interbank was operating in 29 stores (Money Market format) and had 89 ATMs located inside the supermarket premises.

Loan Agreement between Interbank and GTP Inversionistas S.A.C.

In May 2017, Interbank and GTP Inversionistas S.A.C. an affiliate, pursuant to the criteria of the SBS, entered into a loan agreement under which Interbank disbursed to the latter U.S.$32.6 million for the indirect acquisition of 24.95% of the capital stock of Universidad Tecnológica del Perú S.A.C. (“UTP”). The loan was granted for a term of five years to be repaid in five annual payments with an effective annual interest rate of 7.875%. The collateral granted consisted on a pledge agreement of 24.95% of the capital stock of UTP. In May 2020, the loan agreement was amended, increasing the remaining term to seven years. As of December 31, 2022, the total outstanding debt under such loan agreements amounts to U.S.$19.1 million.

Lease Agreements with Supermercados Peruanos

Interbank and Supermercados Peruanos, a subsidiary of Intercorp, have entered into several lease agreements whereby Interbank leased real estate property, machinery and equipment to Supermercados Peruanos. These lease agreements are amended from time to time, most recently in March 2021. As of December 31, 2022, the outstanding debt under such lease agreements amounts to S/85.1 million.

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

In September 2022, Interbank entered into a new medium-term loan agreement with Supermercados Peruanos under which Interbank granted a loan for up to S/ 100 million to be paid in 18 installments at an annual interest rate of 7.99%.

As of December 31, 2022, the outstanding debt under such loan agreements amounts to S/298.0 million.

In addition, as of December 31, 2022, the outstanding short-term debt of Supermercados Peruanos to Interbank amounts to S/38.2 million, including factoring and credit cards.

Lease Agreements with Homecenters Peruanos (“HPSA”)

Interbank and HPSA, a subsidiary of Intercorp, have entered into several lease agreements whereby Interbank leased machinery and equipment to HPSA. As of December 31, 2022, the total outstanding debt under such lease agreements amounts to S/46.9 million.

Loan Agreements with HPSA

In November 2019, Interbank and HPSA, a subsidiary of Intercorp, entered into a term loan agreement for S/25 million at annual interest rate of 5.30%. In September 2022, Interbank and HPSA entered into a new medium – term loan agreement for S/ 80 million at an annual interest rate of 8.55%. As of December 31, 2022, the outstanding debt of HPSA under such loans amounts to S/92.1 million

In addition, as of December 31, 2022, the outstanding short-term debt of HPSA amounts to S/7.3 million, including factoring and credit cards.

Loan Agreement with InRetail Pharma

Interbank and InRetail Pharma, a subsidiary of Intercorp, have entered into a syndicated secured loan agreement for up to S/161.9 million due on April 2025. The collateral granted consisted of mortgage over real estate properties and guarantees (fianzas solidarias) granted by several of its subsidiaries. In May 2021, the loan agreement was refinanced by a new syndicated secured loan agreement for up to S/220 million due on March 2026. As of December 31, 2022, the total outstanding debt under such loan agreement amounts to S/220 million at an interest rate of 3.75%.

In addition, as of December 31, 2022, the outstanding short-term debt of InRetail Pharma amounts to S/52.7 million, including factoring, credit cards and working capital.

Loan Agreement with UTP

In September 2018, Interbank and UTP, a subsidiary of Intercorp, entered into a loan agreement under which Interbank disbursed to the latter S/80.0 million at an interest rate of 6.9%. The loan was granted for a term of seven years, which included a two year grace period. The collateral consisted of a mortgage over real estate properties and assignment of surface rights. In September 2020, as a result of the spin-off of UTP and IDAT, the loan was split and assigned as follows: S/62.0 million to UTP and S/18.0 million to IDAT. In April 2021, UTP’s loan agreement was amended in order to reduce the interest rate to 4.15% and to extend the term to six years, including one year of grace period, as of April 2021. As of December 31, 2022, the aggregate amount outstanding under the loan agreement with UTP amounted to S/51.0 million, excluding interest. As of December 31, 2022, the outstanding amount under the loan agreement with IDAT amounted to S/14.8 million. The last installment of such loans will fall due in March 2027.

Loan Agreement with La Tinka

In December 2021, Interbank and La Tinka, a subsidiary of Intercorp, entered into a term loan agreement for up to S/66.5 million due on November 2023 to be paid in eight quarterly installments at a monthly interest rate of 4.88%. The proceeds of the loan were disbursed to repay La Tinka’s parent company’s, NG Entertainment, debt to Interbank. The collateral granted consisted of a mortgage over one real estate property. As of December 31, 2022, the aggregate amount outstanding under such loan agreement amounted to S/33.3 million, excluding interest.

Lease Agreement with Centros de Salud Peruanos

On December 2022 Interbank entered into several lease agreements with Centros de Salud Peruanos, a subsidiary of Intercorp Peru, by means of which Interbank leased machinery and equipment for the construction of a new clinic located in Cercado de Lima. As of December 31, 2022, the aggregated amount outstanding under such lease agreements amounted to S/58.1 million.

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

In April 2022, as a consequence of the increased number of students registered in 2022, an addendum establishing that the amount of the rent would depend on the number of students was signed. The increase of students registered was 11.25% resulting in S/247,539 plus IGV. Considering that the amount of the rent is variable; the amount to be paid will be reviewed annually.

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

In April 2022 an addendum was signed through which it was established that the rent would depend on the number of students registered in 2022. The number of students increase 11.25%, resulting in S/429,381 plus IGV. It should be that the amount of the rent is variable; therefore, the amount to be paid will be reviewed annually.

In June 2008, Interseguro bought a certificate of participation in the trust Patrimonio en Fideicomiso D.S 093-2002-EF Interproperties Perú (“Interproperties”), which is managed by Internacional de Titulos Sociedad Titulizadora S.A. (“Intertitulos”), corresponding to a real estate project that was developed in a property located in Ate, Lima, Peru. Also, in October 2012, Interproperties and CPSA signed a surface right agreement, according to which Interproperties granted this property in surface right, in order to operate a school under the commercial name of “Innova Schools”. As of December 31, 2022, the outstanding amount to be collected by Interseguro from CPSA increased to S/6.7 million.

Agreements with HPSA

In November 2012, HPSA, a subsidiary of Intercorp, and Hebraica Asociación Cultural Deportiva y Social (“Hebraica”) signed a surface right agreement according to which Hebraica granted a surface right in favor of HPSA over the commercial space with an area of 13,401.99 m², located in Ate, Lima. In October 2015, HPSA assigned its contractual position to Interseguro. In April 2016, Interseguro and HPSA entered into a 30-year usufruct agreement, according to which HPSA was granted in usufruct the property, in order to operate a home improvement store under the commercial name of “Promart”. The monthly lease payment under agreement since January 2017, is comprised of a payment of S/164,744 before taxes, adjusted annually by 3%, and the payment made by Interseguro to Hebraica for the surface right agreement that both parties signed in October 2015. The current monthly rent amounts to S/233,393 before taxes. In July 2022, Interseguro assigned its contractual rights in the surface right agreement to HPSA.

In July 2017, HPSA and Interseguro signed a surface right agreement and an usufruct agreement granting surface and usufruct rights to Interseguro over certain commercial space located in Ica, Perú. In July 2022, HPSA and Interseguro terminated the surface right agreement and the usufruct agreement.

In October 2015, Interseguro contributed in trust the property located in Talara, Piura, Peru in favor of Interproperties, which is managed by Intertitulos. Accordingly, Intertitulos issued in favor of Interseguro a certificate of participation representing 100% of the property ownership. In addition, in October 2015, Interproperties Perú and HPSA signed a usufruct agreement for a period of 30 years, according to which Interproperties granted in usufruct this property, in order to operate a home improvement store under the commercial name of “Promart”. As of December 31, 2022, the fair value of the property amounts to S/46.1 million. In February 2021, Interproperties returned the property in favor of Interseguro, cancelling the certificate of participation for the amount of S/40.2 million, which represented Interseguro’s contribution to the trust assets. The current monthly rent amounts to S/108.577 before taxes.

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

In November 2019, Interseguro and UTP signed an usufruct agreement for a period of 30 years, according to which Interseguro granted in usufruct to UTP the property located in Nuevo Chimbote, Ancash, Peru, for it to operate a university campus under the commercial name of “UTP”. Interseguro finished constructing the building in the last quarter of 2020, and commencing in 2021, UTP will pay an annual rent to Interseguro in four quarterly installments, ascending to S/1,019.626 before taxes, adjusted annually according to CPI variation.

In April 2020, Interseguro and UTP signed a usufruct agreement for a period of 30 years, pursuant to which Interseguro granted in usufruct to UTP the property located in Piura, Peru, for it to operate a university campus under the commercial name of “UTP”. Since March 2021, the UTP building in Piura (which is about 97% finished) has been operating. UTP agreed to pay to Interseguro a quarterly rent ascending to S/1,886.356 before taxes, adjusted annually according to CPI variation.

Agreements with Supermercados Peruanos

In October 2015, Interseguro contributed in trust the property located in Talara, Piura, Peru in favor of Interproperties, which is managed by Intertitulos. Accordingly, Intertitulos issued in favor of Interseguro a certificate of participation representing 100% of the property ownership. In addition, in January 2016, Interproperties and Supermercados Peruanos signed a usufruct agreement for a period of 30 years, according to which Interproperties granted in usufruct to Supermercados Peruanos this property of 5,573 m2, for it to operate a supermarket under the commercial name of “Plaza Vea”. As of December 31, 2022, the fair value of the property amounts to S/46.1 million. In February 2021, Interproperties returned the property in favor of Interseguro, cancelling the certificate of participation for the amount of S/40.2 million, which represented Interseguro’s contribution to the trust assets. The current monthly rent amounts to S/137,019 before taxes.

In July 2022, Supermercados Peruanos assigned its contractual position in the usufruct agreement in favor of its affiliated Compañia Food Retail S.A.C.

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

PMP and Izipay are involved in legal proceedings in the ordinary course of their business, however none of those are material.

Inteligo Bank is involved in legal proceedings in the ordinary course of its banking operations.

The two main lawsuits that Inteligo Bank is a party to jointly seek the return of approximately U.S.$11 million in redemption payments received by Inteligo Bank in connection with investments in Fairfield, a Bernard L. Madoff Investment Securities LLC (“BLMIS”) feeder fund, are the following:

•

A lawsuit filed on September 2, 2010 by the liquidators of Fairfield Sentry Limited (“Fairfield”), which has since been dismissed by the Bankruptcy Court. The Southern District Court of New York upheld the Bankruptcy Court’s dismissal of the liquidator’s complaint against Inteligo Bank and several other defendants. The liquidator appealed to the United States Court of Appeals for the Second Circuit and submitted its briefs on January 6, 2023. As of the date of this Annual Report on Form 20-F, the United States Court of Appeals for the Second Circuit has not ruled on the appeal.

•

A lawsuit filed on October 6, 2011 by Irving Picard, the Trustee for BLMIS. On December 9, 2022, the Bankruptcy Court for the Southern District of New York denied Inteligo Bank’s motion to dismiss the complaint. On December 15, 2022, an amended version of its memorandum decision was issued rejecting the motion, consistent with the court’s prior rejections of similar motions made by other defendants. On February 10, 2023, Inteligo Bank filed its answer to the complaint, and expects to meet with the Trustee to address the discovery.

Dividends and Dividends Policy

We are a holding company and, as such, our ability to pay dividends is subject to the ability of our subsidiaries to pay dividends to us.

Our annual dividend is proposed by our board of directors and approved at our annual ordinary meeting of shareholders, in accordance with our dividend policy which for year 2022 consists of distributing to shareholders at least 20% of any profit earned for the relevant year, subject to regulatory capitalization requirements and our financial condition. Dividends are paid to shareholders who held common shares as of the record date preceding the date set for payment of the dividend. The shares go ex-dividend two business days prior to the record date. Dividends are declared and paid in U.S. dollars.

IFS’s ordinary dividends for the fiscal years ended December 31, 2022, 2021 and 2020 were U.S.$136.2 million (S/511.8 million), U.S.$202.0 million (S/751.5 million), and U.S.$88.9 million (S/332.1 million). Furthermore, in November 2021, IFS agreed to distribute U.S.$75.0 million in extraordinary dividends, which were paid in December 2021 and based on retained earnings. Dividends corresponding to fiscal year 2022 will be paid in May of 2023; while dividends for fiscal years 2021 and 2020 were paid in May of each of 2022 and 2021, respectively. Dividend per share amounted to U.S.$1.18, U.S.$1.75, and U.S.$0.77 for fiscal years 2022, 2021 and 2020, respectively.

Interbank

Interbank’s dividends are proposed annually by its board of directors and are subject to approval by the general shareholders’ meeting. On November 10, 2020, the shareholder’s meeting amended the dividend policy as follows: At least 20% of the distributable profits of Interbank recorded in the fiscal year will be distributed among the shareholders, provided that the following rules are observed: (a) the profit capitalization commitment agreements adopted by the general shareholders’ meeting or by the board of directors (as delegated by the shareholders’ meeting), are not affected, (b) both the legal requirements applicable to Interbank and its appetite for equity growth are satisfied, in accordance with the board of directors’ proposal, and (c) the board of directors deems such distribution to be advisable based on the economic and financial conditions of Interbank and the business environment. In accordance with the foregoing, if during any year any of the aforementioned rules is not satisfied, the general shareholders’ meeting may agree to distribute a lower percentage of dividends than indicated or decide not to distribute dividends for such year. Any dividends would be distributed within sixty calendar days following their declaration and approval at the general shareholders’ meeting. For the fiscal year ended 2022, Interbank declared as dividends approximately 56% of its distributable income (net income minus the required legal reserves which may be up to 10% of net profit). For the fiscal year ended 2021, Interbank declared and distributed as dividends approximately 56% of its distributable income (net income minus the required legal reserves which may be up to 10% of net profit). For the fiscal year ended 2020, Interbank did not distribute dividends as the general shareholders’ meeting agreed to capitalize all distributable income (net income minus the required legal reserves which may be up to 10% of net profit

Dividends are declared based on Interbank’s financial statements prepared under SBS GAAP. The following table shows Interbank’s distribution of net profit for the three fiscal years ended December 31, 2022, 2021 and 2020 under SBS GAAP.

	For the fiscal years ended December 31,
	2022	2021	2020

	(S/ in millions)
Net profit	1,171.7	1,200.5	264.9
Reserves	117.2	120.0	26.5
Capitalized earnings	468.7	480.2	238.4
Dividends	585.8	600.2	—

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

The following table shows Interseguro’s distribution of net profit for the three fiscal years ended December 31, 2022, 2021 and 2020 under SBS GAAP.

	For the fiscal years ended December 31,
	2022	2021	2020

	(S/ in millions)
Net profit	202.8	303.6	256.6
Reserves	—	17.5	22.0
Capitalized earnings(1)	—	84.2	63.0
Dividends	100.0	201.9	200.0

(1)	Includes capitalization of earnings net of accumulated losses.

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

The following table shows Inteligo Bank’s distribution of net profit and dividends for the three fiscal years ended December 31, 2022, 2021 and 2020 under IFRS.

	For the fiscal years ended December 31,
	2022	2021	2020

	(S/ in millions)
Net profit	(135.8)	277.6	250.2
Dividends	—	209.3	137.6

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

PMP and Izipay

PMP’s and Izipay’s dividends are proposed annually by its board of directors and their management, respectively, and are subject to approval by their general shareholders’ meetings. Dividend distributions depend on several factors, including (1) approval of the proposal to distribute dividends by the shareholders of PMP and Izipay, respectively; (2) earnings; and (3) prevailing market conditions and equity growth. Neither PMP nor Izipay paid dividends in 2022.

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

Trading in the Peruvian Securities Market

Lima Stock Exchange

As of December 31, 2022, there were 259 companies listed on the Lima Stock Exchange. Established in 1970, the Lima Stock Exchange is Peru’s only securities exchange.

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

Certain information regarding trading on the Lima Stock Exchange is set forth in the table below:

	(S/ in millions)
	2018	2019	2020	2021	2022
Market capitalization(1)	479,301	537,308	599,007	591,734	451,515
Volume	20,208	18,127	20,107	21,803	14,243
Average daily trading volume	81	72	79	87	56

Source: Bolsa de Valores de Lima Annual Reports

End-of-period figures for trading on the Lima Stock Exchange.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

As of December 31, 2022, our authorized capital consists of 150,000,000 common shares, and our issued capital stock consists of 115,447,705 outstanding common shares, with no par value. All of our common shares are fully paid and non-assessable. Non-residents of Panama may hold and vote shares.

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

Irrevocable Proxy Agreement

IFH, representing 77.3% of the voting rights to appoint the majority of the members of the board of directors of Intercorp Peru, has entered into an irrevocable proxy agreement on June 12, 2019 (the “Irrevocable Proxy Agreement”) appointing Carlos Tomás Rodriguez-Pastor Persivale and two members of his family (the “Agents”) as IFH’s agents, acting by majority vote, with respect to any matters relating to IFH’s ownership interest in Intercorp Peru. The initial period of the Irrevocable Proxy Agreement was two years commencing in June 2019 automatically renewable for six-month periods unless otherwise terminated upon 90 days’ notice. On May 20, 2021, the Irrevocable Proxy was renewed and ratified with effectiveness as of June 12, 2021 under the same terms originally agreed, including automatic renewals for six-month periods unless otherwise terminated upon 90 days’ notice. The renewed Irrevocable Proxy is valid for a two-year period counted from June 12, 2021. As of the date of this Annual Report on Form 20-F, the Irrevocable Proxy Agreement had not been terminated. “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

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

We are a company incorporated under the laws of Panama, accordingly, dividends paid on our common shares will not be subject to a Peruvian withholding.

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

Applicable regulations provide specific rules to determine the fair market value and cost of the shares and the capital stock issued by the foreign parent entity.

There is a rebuttable presumption that both conditions are met if the foreign parent company whose shares are transferred resides in a low-tax, zero-tax or un-cooperative jurisdiction pursuant to Peruvian legislation.

An indirect transfer of Peruvian shares also takes place in the transfer of the shares of a non-Peruvian entity that owns, directly or indirectly, shares of a Peruvian company provided the aggregate amount of the Peruvian shares being indirectly transferred by the transferor and its related parties in any 12-month period reaches or exceeds 40,000 Tax Units (for fiscal year 2022, one Tax Unit equals S/4,600, and for fiscal year 2023, it is equal to S/4,950). This rule applies irrespective if conditions (i) and (ii) abovementioned are not met.

A 5% preferential rate would be applicable on capital gains if (i) such shares are registered with the SMV; and (ii) such sale is performed through trading sessions (rueda de bolsa) of the Lima Stock Exchange.

A further tax exemption would be applicable on capital gains obtained by individuals, either Peruvian or non Peruvian, during 2023 provided (i) such shares are registered with the SMV; (ii) such sale is performed through trading sessions (rueda de bolsa) of the Lima Stock Exchange, (iii) such shares have a stock market presence as of the transfer date (ensuring share liquidity and continuous price quotations); and (iv) the transferor and its related parties have not transferred 10% or more of the aggregate shares issued by the foreign parent company in any 12-month period. This tax exemption applies to all capital gains accrued and received during the year meeting conditions (i) to (iv) abovementioned, regardless of their connection to the transaction, but it is limited to an annual aggregate amount of 100 Tax Units (for fiscal year 2023, one Tax Unit equals S/4,950). Therefore, once the capital gains accrued and received during the year meeting conditions (i) to (iv) abovementioned exceed 100 Tax Units, the excess will be subject to the 5% preferential rate. Applicable regulations set forth how the 100 Tax Units available to the transferor are applied when having multiple sales during the year, either involving the same shares, other shares or even other securities. This tax exemption is set to expire on December 31, 2023.

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

Moreover, as discussed below under “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Companies,” we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2022 and current taxable years, and we do not anticipate becoming a PFIC in the future. However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules and our continued qualification for an exception to the PFIC rules for certain foreign banks and insurance companies.

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

Any gain or loss realized by a U.S. Holder on such a sale, exchange or other taxable disposition of our common shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. If any non-U.S. income tax is withheld on such sale, exchange or other taxable disposition, a U.S. Holder may not be able to claim a foreign tax credit for such non-U.S. tax. However, pursuant to U.S. Treasury regulations that apply to taxes paid or accrued in taxable years beginning on or after December 28, 2021, any such Peruvian, Panamanian or other foreign income tax would generally not be eligible for a foreign tax credit unless the U.S. Holder elects benefits under an applicable income tax treaty between the United States and the foreign country imposing the tax. Alternatively, the U.S. Holder may take a deduction for any otherwise creditable tax in computing taxable income for U.S. federal income tax purposes, provided that the U.S. Holder elects to deduct all foreign taxes paid or accrued for the taxable year. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit limitation rules to their investment in, and disposition of, our common shares.

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

Consequences of PFIC Status

Although the matter is not free from doubt, based on our current expectations regarding our subsidiaries meeting the PFIC exceptions discussed above, the value and nature of the assets of our subsidiaries, the sources and nature of the income of our subsidiaries, relevant market and shareholder data and our current business plans, we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2022 and current taxable years and we do not anticipate becoming a PFIC in the future. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our common shares, such a U.S. Holder would be subject to special rules (and may be subject to increased tax liability) with respect to (a) any gain realized on the sale or other disposition of our common shares, and (b) any “excess distribution” made by us to the U.S. Holder (generally, any distribution during a taxable year in which distributions to the U.S. Holder on our common shares exceed 125% of the average annual distributions the U.S. Holder received on the shares during the preceding three taxable years or, if shorter, the U.S. Holder’s holding period for the shares). Under those rules, (a) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for our common shares, (b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first year in which we became a PFIC would be taxable as ordinary income, (c) the amount allocated to each prior year in which we were a PFIC would be subject to U.S. federal income tax at the highest tax rate in effect for that year and (d) the interest charge generally applicable to underpayments of U.S. federal income tax would be imposed in respect of the tax attributable to each prior year in which we were a PFIC. In addition, in the event that we are classified as a PFIC, similar rules would apply to “excess distributions” or gains with respect to subsidiary PFICs held directly or indirectly by us (“Lower-tier PFICs”), even if the proceeds are not distributed to our shareholders. A U.S. Holder generally will be required to file IRS Form 8621 if it holds our common shares in any year in which we are classified as a PFIC.

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

I.	Subsidiary Information

Not Applicable.

J.	Annual Report to Security Holders

Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For quantitative and qualitative information related to market risk, in addition to the information presented below, see Note 30.2 to our audited consolidated financial statements as of and for the year ended December 31, 2022, 2021 and 2020, appearing elsewhere in this Annual Report on Form 20-F.

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

Commercial Banking

The following table presents the approval levels required for commercial loan applications at Interbank.

Approval requirement	Amount	Executive required to be present at committee meeting	Minimum quorum
Interbank related companies credit committee	Any transaction with related companies	Two Directors	2

Director credit committee	According to business segment and statistical rating situation Corporate Banking	Two Directors	2

	-With updated statistical rating AAA-A greater than U.S.$50,000,000 BBB-B greater than U.S.$40,000,000 CCC-C greater than U.S.$30,000,000

	-Without statistical rating updated Greater than U.S.$30,000,000 Medium-sized Banking, Institutional Banking and Real Estate Business Greater than U.S.$30,000,000

Central credit committee	According to business segment and statistical rating situation Corporate Banking	CEO or VP of Payments, VP of Risk Management, and Other VP.	3

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

Small Business Banking

The following table presents the approval levels required for small business banking loan applications by principal amount in U.S. dollars.

Approval levels	Amount(1)
Vice President of Risk Management	Over U.S.$	268,500
Risk Manager	Up to U.S.$	268,500
Risk Assistant Manager	Up to U.S.$	157,400
Zonal Risk Officer	Up to U.S.$	91,800
Master Risk Analyst	Up to U.S.$	52,500
Senior Risk Analyst	Up to U.S.$	39,400
Risk Analyst	Up to U.S.$	12,600

(1)	Amounts stated in U.S. dollars as of and for the year ended December 31, 2022 have been translated from soles at the exchange rate of S/3.814 = U.S. $1.00.

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

	Credit Card	Cash Credit	Pay-roll Loans	Loans for Diplomats	With Collateral	Automobile	Mortgage

	Amount
Approval Levels(1)	Greater than	Greater than	Greater than	Greater than	Greater than	Greater than	Greater than
Vice President Risk Management	34,100	78,700	78,700	—	393,300	70,000	800,000
Central Manager	34,100	78,700	78,700	—	393,300	70,000	800,000
Risk Manager	26,200	65,500	65,500	39,300	262,200	60,000	700,000
Risk Assistant Manager	19,700	52,400	52,400	23,600	196,600	50,000	550,000
Risk Officer	15,700	47,200	47,200	23,600	131,100	40,000	350,000
Senior Risk Analyst	11,800	31,500	31,500	15,700	104,900	30,000	250,000
Risk Analyst	6,800	21,000	21,000	7,900	52,400	25,000	150,000
Junior Risk Analyst	3,100	13,100	13,100	5,200	26,200	16,000	100,000

(1)	Amounts stated in U.S. dollars as of and for the year ended December 31, 2022 have been translated from soles at the exchange rate of S/3.814= U.S.$1.00.

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

Repricing Gap

	Repricing Gap at December 31, 2022
	1 - Month	1 - 3 Months	3 Months - 1 Year	1 Year - 3 Years	3 Years - 5 Years	Over 5 Years	Past-due loans / Equities	Banking

	(S/ in millions)
Assets
Cash due from banks	7,393.3	—	—	—	—	—	—	7,393.3
Inter-bank funds	296.1	—	—	—	—	—	—	296.1
Instruments measured at fair value through other comprehensive income	614.2	1,112.5	106.8	1,020.8	1,956.4	1,445.2	4.2	6,260.1
Investments at amortized cost	—	71.6	494.49	640.3	443.8	1,652.2	—	3,302.8
Loans, net of unearned income	4,473.4	5,415.6	9,150.7	12,110.5	6,681.7	6,434.6	1,486.5	45,752.9
Other assets	237.3	4.3	16.7	22.1	—	—	—	280.4

Total	13,014.3	6,604.1	9,769.1	13,793.6	9,081.9	9,532.0	1,490.7	63,285.6

Deposits and obligations	30,550.8	1,379.2	4,494.6	899.0	70.1	323.5	—	37,717.3
Inter-bank funds	30.0	—	—	—	—	—	—	30.0
Due to banks and correspondents	303.7	1,237.9	1,011.5	2,725.7	289.6	1,158.3	—	6,726.6
Bonds, notes and other obligations	2,532.6	—	224.9	2,288.4	1,525.6	—	—	6,571.5
Other liabilities	15.1	12.5	56.9	63.8	22.2	5.8	—	176.2

Total	33,432.2	2,629.6	5,787.9	5,976.9	1,907.5	1,487.5	—	51,221.6

Marginal gap	(20,417.9)	3,974.5	3,981.1	7,816.7	7,174.4	8,044.5	1,490.7	12,064.0
Accumulated gap	(20,417.9)	(16,443.4)	(12,462.3)	(4,645.6)	2,528.9	10,573.3	12,064.0	—

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

As of December 31, 2022, 2021 and 2020, Interbank’s VaR calculated for its trading book, classified by type of risk, was as follows:

	December 31, 2022	December 31, 2021	December 31, 2020	Change

	(S/ in millions)			Dec 22 / Dec 21	Dec 21 / Dec 20
By type of risk
Exchange rate	1.2	1.5	3.3	(0.3)	(1.8)
Interest rate	1.7	9.9	0.4	(8.2)	9.6
Price	—	—	—	—	—
Diversification effect	(0.9)	(0.8)	(0.2)	(0.0)	(0.6)

Total	2.0	10.6	3.4	(8.6)	7.2

Interbank’s VaR decreased from S/10.6 million as of December 31, 2021 to S/2.0 million as of December 31, 2022, mainly due to a reduction in volumes of derivatives along with the change from the LIBOR reference rate to the SOFR reference rate.

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

Operational Risk

Operational risk is defined as the possibility of losses due to inadequate processes, faulty personnel, information technology, or external events. To manage these risks, Interbank has established three defense lines:

•	1st line: comprises the business and support units, which perform operations directly and are responsible for the operational risks.

•

2nd line: comprises the units of risks, Fraud Prevention, Cybersecurity, the Portal for Money Laundering and Terrorism Financing Prevention (“PLAFT” by its Spanish acronym), among others, which provide for the methodological support for risk management.

•	3rd line: comprises the Internal Audit unit, which conducts an independent review on the operational risk management.

The management of operational risk by Interbank has the following objectives:

•	to manage risk according to the defined levels of appetite and tolerance;

•	to reduce the level of operational losses;

•	to monitor, measure and report the main risks identified to their respective units;

•	to promote the development and innovation of new products and processes in accordance with the aforementioned objectives; and

•	to maintain an optimal level of readiness in case of any interrupting event that may weaken Interbank’s operations, as well as improve its recovery abilities.

The management of operational risk by Interbank uses the Basel standards as base, and it is constantly being transformed to support Interbank in its process of digital transformation in a manner that is sustainable, streamlined, and straightforward.

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

Insurance Risk

As an insurance company, Interseguro is exposed to the risk that the assumptions it employs to price a particular insurance policy, such as the frequency of losses or the severity of losses may be incorrect. Flaws in these assumptions may lead to premium mispricing and the miscalculation of the amount of funds necessary to cover such insurance policy. Particularly, upon the sale of an annuity, Interseguro records a reserve that is calculated on the basis of a market discount rate and mortality data.

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

The VaR analysis is a statistical measurement that quantifies the maximum loss expected for the investment portfolio for a period of time and a determined significance level under normal market conditions. For VaR calculation Interseguro uses a historical simulation model, with a 10-day period of time and a 99% significance level. The VaR is calculated for the entire market portfolio, and for market risk factors, such as interest rate, equity price and foreign exchange.

The validity of the VaR calculation is proven through back-testing, which uses historical data to ensure that the model adequately estimates the potential losses. Additionally, Interseguro employs sensitivity analysis to show potential portfolio losses derived from price, foreign currency and interest rate fluctuations.

As of December 31, 2022, December 31, 2021 and December 31, 2020, Interseguro’s VaR calculated for its investment portfolio, classified by type of risk, was as follows:

	December 31, 2022	December 31, 2021	December 31, 2020	Change

	(S/ in millions)			Dec 22 / Dec 21	Dec 21 / Dec 20
By type of risk
Exchange rate	6.2	11.3	14.0	(5.1)	(2.7)
Interest rate	534.4	633.7	1,123.0	(99.3)	(489.3)
Price	28.9	56.2	32.6	(27.4)	23.7
Diversification effect	(29.1)	(48.3)	(456.9)	19.1	408.6

Total	540.3	652.9	712.7	(112.7)	(59.7)

Between December 31, 2021 and December 31, 2022, the value of Interseguro’s investment portfolio in financial instruments decreased by more than S/656.3 million, which also led to a decrease in exposure to market risk represented by the VaR, principally in interest rate risk and price risk.

Between December 31, 2020 and December 31, 2021, the value of Interseguro’s investment portfolio in financial instruments decreased by more than S/943.6 million, which also led to a decrease in exposure to market risk represented by the VaR, principally in interest rate risk.

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

	Repricing Gap at December 31, 2022
	1 - Month	1-3 Months	3 Months - 1 Year	1 Year– 3 Years	3 Years – 5 Years	Over 5 Years	Past-due loans / Equities	Insurance
	(S/ in millions)
Interest earning assets
Cash and due from banks	488.0	—	—	—	—	22.1	—	510.1
Instruments measured at fair value through other comprehensive income.	24.7	17.2	167.2	463.6	591.4	9,279.1	492.4	11,035.6
Other assets	34.6	90.7	44.6	14.3	37.2	28.7	—	250.0

Total interest earning assets	547.4	107.8	211.8	477.9	628.6	9,329.9	492.4	11,795.7

Interest bearing liabilities
Due to banks and correspondents	308.2	—	—	—	—	—	—	308.2
Bonds, notes and other obligations	—	3.6	—	—	—	—	—	251.5
Insurance contract liabilities	106.3	208.3	932.9	—	4,417.1	4,798.9	—	10,463.6
Other liabilities	67.9	40.3	19.4	3.5	—	—	—	131.2

Total interest bearing liabilities	482.4	252.2	952.4	3.5	4,417.1	5,046.8	—	11,154.5

Marginal gap	64.9	(144.4)	(740.6)	474.4	(3,788.5)	4,283.0	492.4	641.2
Accumulated gap	64.9	(79.5)	(820.0)	(345.7)	(4,134.2)	148.8	641.2	—

	Repricing Gap at December 31, 2021
	1 - Month	1-3 Months	3 Months - 1 Year	1 Year – 3 Years	3 Years – 5 Years	Over 5 Years	Past-due loans / Equities	Insurance
	(S/ in millions)
Interest earning assets
Cash and due from banks	—	574.7	—	—	—	—	—	574.7
Instruments measured at fair value through other comprehensive income.	23.9	25.1	118.6	427.4	465.5	9,843.3	604	11,507.8
Other assets	17.4	69.7	35.4	7.2	10.9	0.2	—	140.9

Total interest earning assets	41.3	669.5	154.0	434.6	476.4	9,843.5	604.0	12,223.4

Interest bearing liabilities
Due to banks and correspondents	226.7	—	—	—	—	—	—	226.7
Bonds, notes and other obligations	—	3.8	—	—	—	259.2	—	262.9
Insurance contract liabilities	93.4	183.2	810.7	1,888.5	1,863.6	6,979.9	—	11,819.3
Other liabilities	58.7	36.0	4.8	3.3	—	—	—	102.7

Total interest bearing liabilities	378.9	222.9	815.6	1,891.7	1,863.6	7,239.0	—	12,411.7

Marginal gap	(337.5)	446.6	(661.6)	(1,457.1)	(1,387.2)	2,604.5	604.0	(188.3)
Accumulated gap	(337.5)	109.1	(552.5)	(2,009.6)	(3,396.9)	(792.3)	(188.3)	—

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

Real Estate Risk

There are two sources of real estate risk. The first is related to the real estate market, which includes property values and lease demand. The second is the possibility of default on leases.

Interseguro manages the risk associated with its real estate market by adapting its current offer and future projects to the new conditions that arises. Interseguro periodically evaluates the financial position of prospective and current tenants to reduce the risk of losing rental income.

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

Credit Risk

In our wealth management segment, only Inteligo Bank is exposed to credit risk. The substantial majority of loans we make are fully collateralized by time deposits or investment securities. Nevertheless, we have implemented strict credit risk management policies, which have contributed to a minimum level of non-performing loans. As of December 31, 2022, only 0.01% of its loan portfolio was classified as non-performing loans.

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

The decision whether or not to approve an extension of credit takes into account the applicant’s economic environment, its ability to meet its obligations, collateral, management and character. We developed a credit risk scorecard system, which classifies applicants based on several variables such as leverage ratio, debt service as a percentage of monthly income and collateral quality, among others.

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

The primary source of Inteligo’s market risk is Inteligo Bank’s investment portfolio, as it represents over 95% of Inteligo’s VaR results. As of December 31, 2022, December 31, 2021 and December 31, 2020 Inteligo’s VaR, classified by type of risk was as follows:

	December 31, 2022	December 31, 2021	December 31, 2020	Change

By type of risk	(S/ in millions)			Dec 22 / Dec 21	Dec 21 / Dec 20
Exchange rate	2.7	1.0	5.4	1.8	(4.4)
Interest rate	21.4	4.0	1.3	17.4	2.7
Price	137.9	156.9	213.3	(19.0)	(56.4)
Diversification effect	(2.6)	(3.4)	(8.4)	0.8	5.0

Total	159.4	158.5	211.5	1.0	(53.0)

Inteligo’s VaR increased S/1 million as of December 31, 2022, mainly due to higher levels of interest rates due to inflationary pressures in the relevant market that affect Inteligo’s fixed income portfolio, when compared to December 31, 2021.

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

The following tables summarize Inteligo’s exposure to interest rate risks. Inteligo’s financial instruments are presented at book value, classified by the period of the contract’s interest rate repricing or maturity date, whichever occurs first:

	Repricing Gap at December 31, 2022
	Up to 1 month	From 1 to 3 months	From 3 Months - 1 Year	From 1 Year - 3 Years	From 3 Years - 5 Years	Over 5 Years	Past-due loan/ Equities	Wealth Management

	(S/ in millions)
Interest earning assets
Cash and due from banks	971.6	23.8	303.8	6.8	—	—	—	1,306.0
Instruments measured at fair value through other comprehensive income	0.1	0.2	1.1	69.6	58.2	80.5	18.5	228.1
Loans, net of unearned interest	130.3	335.0	1,215.3	92.7	1.7	9.2	0.1	1,784.3
Other assets	897.5	0.2	3.1	—	—	—	—	900.9

Total interest earning assets	1,999.5	359.2	1,523.4	169.1	59.9	89.7	18.6	4,219.3

Interest bearing liabilities
Deposits and obligations and deposits from financial entities	162.4	309.3	1,603.7	63.8	—	—	—	2,139.3
Due to banks and correspondents	0.9	1.7	61.2	8.7	—	—	—	72.5

	163.3	311.1	1,664.9	72.5	—	—	—	2,211.8

Marginal gap	1,836.2	48.1	(141.5)	96.6	59.9	89.7	18.6	2,007.6
Accumulated gap	1,836.2	1,884.3	1,742.9	1,839.4	1,899.3	1,989.0	2,007.6	—

	Repricing Gap at December 31, 2021
	Up to 1 month	From 1 to 3 months	From 3 Months - 1 Year	From 1 Year - 3 Years	From 3 Years - 5 Years	Over 5 Years	Past-due loan/ Equities	Wealth Management

	(S/ in millions)
Interest earning assets
Cash and due from banks	1,125.7	31.5	175.0	—	60.5	—	—	1,392.7
Instruments measured at fair value through other comprehensive income	0.1	0.4	1.3	75.9	55.0	123.4	17.6	273.7
Loans, net of unearned interest	129.5	327.7	1,144.9	81.7	0.8	12.6	1.3	1,698.4
Other assets	3.6	—	3.1	—	—	—	—	6.7

Total interest earning assets	1,259.0	359.5	1,324.3	157.6	116.2	136.0	18.9	3,371.5

Interest bearing liabilities
Deposits and obligations and deposits from financial entities	162.8	383.6	1,160.0	102.8	—	—	—	1,809.1
Due to banks and correspondents	183.4	—	—	—	—	—	—	183.4

	346.2	383.6	1,160.0	102.8	—	—	—	1,992.6

Marginal gap	912.7	(24.0)	164.3	54.8	116.2	136.0	18.9	1,379
Accumulated gap	912.7	888.7	1,053.0	1,107.8	1,224.1	1,360.1	1,379	—

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

Inteligo Bank uses the Standarized Approach for operational risk management under Basel II, according to the Central Bank of The Bahamas’ regulation. In recent years, Inteligo launched several initiatives to strengthen the risk culture among the employees.

Payments Segment

Main Types of Risks

The main types of risk inherent in Izipay’s businesses are fraud and operational risk.

To manage the risks mentioned above, Izipay has a specialized risk management structure, measurement systems and mitigation and remediation processes. This structure is used to manage the risks of the organization, establish preventive control mechanisms and mitigate risks constantly. Izipay’s risk management team proposes and implements action plans to mitigate any identified risks.

These tools are continuously monitored and periodically validated to ensure that appropriate levels of prediction and performance are being maintained and to take corrective action or adjust the models when needed. The risk management indicators are continuously reviewed and assessed to identify possible deviations in risk profile with respect to the established risk appetite and apply timely corrective actions as needed. This information is submitted to the Risk Committee periodically.

Fraud Risk

In our payments segment, Izipay is exposed to fraud risk due to the sales transactions carried out through its systems are susceptible to potentially fraudulent or improper sales, which may be charged back to Izipay. In order to mitigate this risk, Izipay has around-the-clock transactional monitoring for all transactions made in its acquisition network. Izipay has monitoring tools in real time or close to real time, for the pre-clearing of transactions and for the merchants’ settlement.

Additionally, we work in coordination with the Association of Banks (ASBANC) that notifies us about cases of fraud reported by local issuers in order to take swift action in the mitigation of any damage.

Merchants with irregular activity, bad practices, with cases of fraud reported by issuers, among others, are disaffiliated from our system and included in our blocked list so that they cannot affiliate again to our system.

Our efforts to efficiently prevent fraud aim to protect Izipay from financial loss due to claims or disputes and from reputational damage. In addition, it ensures the proper functioning of the ecosystem of payment industry in Peru.

Operational Risk

Operational risk is the probability of loss due to inadequate processes, personnel and information technology failures, or external events. For Izipay, operational risk also includes risks related to information security, cybersecurity and compliance risks.

Izipay has an operational risk team which, jointly with the personnel responsible for a certain task, unit or department (experts), identifies, measures and treats the risks affecting such unit or department, and carries out adequate risk management to mitigate those risks.

Izipay employs a methodology for the evaluation of operational risks, with a series of activities for risk identification, followed by controls, impact measurement and evaluation of probability so as to calculate the residual risks Izipay is exposed to. It identifies the risks as “moderate,” “high,” “extreme,” and “not acceptable,” determining a different set of actions for each type of risk. The method also assigns a person responsible for the proposed mitigation plan and to monitor its execution.

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

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2022.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the U.S. Securities Exchange Act of 1934) as of December 31, 2022. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management concluded that, as of December 31, 2022, the Company’s internal control over financial reporting is effective based on those criteria.

As permitted by Section 404 of the Sarbanes-Oxley Act of 2002, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting for the year ended December 31, 2022 did not include the internal controls of PMP or its subsidiary Izipay, which became consolidated subsidiaries in April 2022. The combined results of PMP and Izipay amounted to 1.0% and 2.2% of our consolidated total assets and net assets, respectively, as of December 31, 2022, and 3.7% and 2.5% of our consolidated interest and similar income and net profit, respectively, for the year then ended. EY Peru’s audit of internal control over financial reporting of IFS also did not include an evaluation of the internal control over financial reporting of PMP and Izipay.

EY Peru, an independent registered public accounting firm, has issued an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting, which is included in this Annual Report on Form 20-F under “Item 18. Financial Statements—Report of independent registered public accounting firm.”

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

As permitted by Section 404 of the Sarbanes-Oxley Act of 2002, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting for the year ended December 31, 2022 did not include the internal controls of PMP or its subsidiary Izipay, which became consolidated subsidiaries in April 2022. The combined results of PMP and Izipay amounted to 1.0% and 2.2% of our consolidated total assets and net assets, respectively, as of December 31, 2022, and 3.7% and 2.5% of our consolidated interest and similar income and net profit, respectively, for the year then ended. EY Peru’s audit of internal control over financial reporting of IFS also did not include an evaluation of the internal control over financial reporting of PMP and Izipay.

ITEM 16.	[RESERVED]

ITEM 16 A	Audit Committee Financial Expert

Our board of directors has determined that Felipe Federico Roy Morris Guerinoni, a member of our audit committee, meets the requirements of an “audit committee financial expert,” as defined by the SEC, and is an independent member of the audit committee under applicable SEC and NYSE rules.

See Item 6: “Directors, Senior Management and Employees—Board Practices—Audit Committee.”

ITEM 16 B	Code of Ethics

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

ITEM 16 C	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, EY Peru, during the fiscal years ended December 31, 2021 and 2022:

	Year ended December 31,
	2022	2021(1)
	(S/ in millions)
Audit fees	10.0	9.7
Audit-related fees	0.1	0.1
Tax fees	0.5	0.3
Other fees	—	0.2

Total fees	10.6	10.3

(1)	Including taxes.

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

“Tax fees” related to tax services which include all services performed by IFS’s independent auditor´s tax personnel, except those services specifically related to the review and preparation of IFS´s financial statements, and which principally consist of tax compliance and advisory service.

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

In accordance with Rule 10A-3 of the Exchange Act, our board of directors delegated the approval of the engagement and compensation of the external auditors independent external for 2022 to our audit committee, which delegation was approved by our shareholders at the Annual General Meeting of Shareholders held on March 31, 2022. Furthermore, in connection with such delegation, our audit committee reviewed proposals from various prominent global audit firms with operations in the countries where our subsidiaries operate to act as our external auditors for 2022 or a longer period as may be recommended. After analyzing such proposals received, the audit committee recommended EY Peru to serve as our and our subsidiaries’ independent external auditor for a period of five auditable years (2022-2026). Our board of directors’ agreed with the audit committee’s recommendation to appoint EY Peru for such term, subject to the audit committee’s continued evaluation of EY Peru’s performance and continued compliance with the SEC’s independence requirements.

Our audit committee’s main duties are disclosed in “Item 6. Directors, Senior Management and Employees—Board Practices.” Furthermore, the authorization to hire external auditors is subject to approval by our shareholders at the ordinary annual shareholders’ meeting although our audit committee is responsible for their appointment and oversight.

ITEM 16 D	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16 E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets out certain information concerning purchases of our previously issued shares by us or any affiliated purchaser during the fiscal year ended December 31, 2022.

Period	Total number of shares purchased(1)	Average price paid per share (S/)(2)	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
January 2022	—	—	—	—
February 2022	—	—	—	—
March 2022	—	—	—	—
April 2022	—	—	—	—
May 2022	—	—	—	—
June 2022	—	—	—	—
July 2022	—	—	—	—
August 2022	—	—	—	—
September 2022	—	—	—	—
October 2022	—	—	—	—
November 2022	—	—	—	—
December 2022	—	—	—	—

Total(3)	—	—	—	—

(1)	As of December 31, 2022, there were not shares purchased by any affiliate.
(2)

For convenience purposes only, amounts in soles in this column have been converted from U.S. dollars using a rate of S/3.814 to US$1.00, which was the exchange rate reported for December 31, 2022 by the SBS. These translations should not be construed as representations that the U.S. dollar amounts have been, could have been or could be converted into soles at that or at any other exchange rate.

(3)	As of December 31, 2022, the Company and certain subsidiaries hold an aggregate of 30,074 shares issued by IFS.

On March 31, 2023, IFS` shareholders have approved the creation of a share repurchase program for an amount of up to US$100 million of our common shares, which is expected to continue until terminated by the Board of Directors. The repurchase may take place simultaneously in both the Lima Stock Exchange and the New York Stock Exchange, and may be carried out in one or several dates at market prices.

ITEM 16 F	Change in Registrant’s Certifying Accountant

During the years ended December 31, 2022, 2021, and 2020 and through the date of this Annual Report on Form 20-F, EY Peru, has not resigned, has not indicated that it will decline to stand for re-election after the completion of its current audit nor has it been dismissed.

ITEM 16 G	Corporate Governance

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

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03 of the NYSE Listed Company Manual	Under our articles of incorporation and applicable laws non-management directors are not required to meet in executive sessions without management.

NYSE Standards	Our Corporate Governance Practices

Audit committee. An audit committee satisfying the requirements of Rule 10A-3 under the Exchange Act. §303A.06 of the NYSE Listed Company Manual	Our audit committee complies with the criteria set forth under our “Audit Committee Charter,” the rules of the NYSE and Rule 10A-3(b)(1) of the Exchange Act, each as applicable to foreign private issuers. Our audit committee consists of three directors, all of whom are financially literate and one of whom is a financial expert. Our audit committee is fully independent in compliance with NYSE rules and Rule 10A-3(b) of the Exchange Act.

Audit committee additional requirements. §303A.07 of the NYSE Listed Company Manual requires that an audit committee must consist of at least three members, each of whom are financially literate and at least one of whom is a financial expert, and that the audit committee have a written charter outlining the committee’s responsibilities.	Our audit committee complies with the criteria set forth under our “Audit Committee Charter,” the rules of the NYSE and Rule 10A-3(b)(1) of the Exchange Act, each as applicable to foreign private issuers. Our audit committee consists of three directors, all of whom are financially literate and one of whom is a financial expert. The three members of the audit committee are independent.

Nominating/corporate governance committee. A nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04 of the NYSE Listed Company Manual	We do not have a nominating/corporate governance committee. Our board of directors has the power to establish such a committee in the future on the terms it deems appropriate.

Compensation committee. A compensation committee of independent directors is required. The committee must approve executive officer compensation and must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05 of the NYSE Listed Company Manual	We do not have a compensation committee. Our Board of Directors may establish a compensation committee in the future on the terms it deems appropriate.

Code of Ethics. A code of business conduct and ethics are required, as is disclosure of any waiver for directors or executive officers. §303A.10 of the NYSE Listed Company Manual	We have adopted a code of business conduct and ethics, as contemplated by the NYSE. Our board of directors has the obligation to verify compliance with the provisions of such code.

ITEM 16 H	Mine Safety Disclosure

Not applicable.

ITEM 16 I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

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

Date: April 24, 2023

INTERCORP FINANCIAL SERVICES INC.

By	/s/ Luis Felipe Castellanos López Torres
Name:	Luis Felipe Castellanos López Torres
Title:	Chief Executive Officer

Intercorp Financial Services Inc. and Subsidiaries
Consolidated financial statements as of December 31, 2022 and 2021, together with the Report of Independent Registered Public Accounting Firm

Intercorp Financial Services Inc. and Subsidiaries
Consolidated financial statements as of December 31, 2022 and 2021, together with the Report of Independent Registered Public Accounting Firm
Content

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Intercorp Financial Services Inc.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Intercorp Financial Services Inc. and subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report date on April 21, 2023 expressed an unqualified opinion thereon.
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
At December 31, 2022, the balance of impairment allowance for loans is S/2,027,855. As disclosed in Notes 3.4(i)(ii), 6 and 30.1(d) to the consolidated financial statements, the impairment allowance for loans is calculated using an expected credit loss (ECL) model. The determination of the ECL is based on the credit losses expected to arise over the life of the asset as a result of a significant increase in credit risk— since origination or when there is objective evidence of impairment. ECL allowances are measured at amounts equal to either
(i) 12-month
ECL; or (ii) lifetime ECL. The ECL calculation is based on key elements as the probability of default, the exposure to the default and the loss given default, which are determined based on macroeconomic variables as forward-looking information inputs. When estimating the ECLs, the Company considers three scenarios (optimistic, base and pessimistic), which are associated with different probability of default. Also, the Company has evaluated the specific effects of the current Peruvian political and economic environment as a post-model adjustment.
Auditing the impairment allowance for loans was complex and required the application of significant judgment and involvement of specialists due to the inherent complexity of the models, assumptions, judgments, the forward-looking nature of key assumptions and the interrelationship of the critical variables in measuring the ECL. Significant assumptions and judgments with respect to the estimation of the allowance for credit losses include (i) the determination of when a loan has experienced a significant increase in credit risk; (ii) the forecast of forward looking information for multiple economic scenarios and the probability weighting of those scenarios; (iii) the calculation of both
12-month
and lifetime credit losses; and (iv) the application of expert credit judgment as post-model adjustment, specifically due to the current Peruvian political and economic situation. The allowance for credit losses is a significant estimate for which variations in model methodology, assumptions and judgments can have a material effect on the measurement of expected credit losses.
How we addressed the matter in our audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over the calculation of the ECL and the significant assumptions described above, including the allowance related to the post-model adjustment due to the current Peruvian political and economic situation. The controls we tested included, amongst others, controls over the identification of indicators of impairment, the determination of significant changes in credit risk, and management’s review and approval of models used to calculate the ECL, including the data inputs and outputs of those models; testing controls over the risk-rating process, and the governance and oversight controls over the review of the overall ECL.
To test the ECL, our audit procedures included, amongst others, involving our credit risk specialist to assess whether methodology and assumptions used to estimate ECL were consistent with the requirements of IFRS. We assessed significant changes in credit risk triggers, management’s forecasting methodology and compared management’s forward-looking information to publicly available information from independent sources. Also, we assessed management post-model adjustment included due to uncertainty surrounding the current Peruvian political and economic situation performed independent recalculations, and we tested the completeness and accuracy of data used in the measurement of the ECL. We also assessed the adequacy of the related financial statement disclosures.
Valuation of technical reserves for annuities
Description of the matter
As described in Note 14(b) to the consolidated financial statements, the balance of technical reserves for annuities was S/8,603,763 as of December 31, 2022. Technical reserves for annuities is determined as the sum of the discounted value of expected future pensions to be paid during a defined or non-defined
period, computed on the basis of current mortality tables and current discount interest rates and using key actuarial economic assumptions.
Auditing the Company’s technical reserves for annuities was complex and required the application of significant auditor judgment and involvement of specialists due to the actuarial models and highly judgmental nature of the actuarial assumptions used by management to estimate the liabilities. Changes in these assumptions could have significant effects on the valuation of the technical reserves for annuities.
How we addressed the matter in our audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of the management’s controls, related to the valuation of technical reserves for annuities. This included testing the governance and oversight controls over the review of the actuarial models, the actuarial assumptions, and the data inputs used.
To test the balance of the technical reserves for annuities, our audit procedures included, amongst others, comparing the methodology, actuarial models and actuarial assumptions used by the Company to recognized actuarial practices and testing the completeness and accuracy of the underlying insurance policy data used in the valuation. We involved our actuarial specialists to assist us in assessing the reasonableness of the assumptions and the appropriateness of the methodologies and models. Our actuarial specialists also performed an independent calculation of the technical reserves for annuities. In addition, our actuarial specialists assessed the reasonableness of the movement of technical reserves for annuities considering changes in the actuarial assumptions in the reporting period. We also assessed the adequacy of the related financial statement disclosures.
/s/ Tanaka, Valdivia, & Asociados S. Civil de R.L.
A member practice of Ernst & Young Global Limited
We have served as the Company‘s auditor since 2006
Lima, Peru
April 24, 2023

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Intercorp Financial Services Inc.
Opinion on Internal Control Over Financial Reporting
We have audited Intercorp Financial Services Inc. and subsidiaries internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Intercorp Financial Services Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.
As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Procesos de Medios de Pago S.A. and Subsidiary, which is included in the 2022 consolidated financial statements of the Company and constituted 1% and 2% of total and net assets, respectively, as of December 31, 2022 and 4% and 2% of interest and similar income and net profit for the year, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Procesos de Medios de Pago S.A. and Subsidiary.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, and the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated on April 24, 2023, expressed an unqualified opinion thereon.
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
/s/ Tanaka, Valdivia, & Asociados S. Civil de R.L.
A member practice of Ernst & Young Global Limited
Lima, Peru
April 24, 2023

Intercorp Financial Services Inc. and Subsidiaries
Consolidated statement of financial position
As of December 31, 2022 and 2021

	Note	2022	2021
		S/(000)	S/(000)
Assets
Cash and due from banks	4(a)
Non-interest bearing		4,012,293	3,931,419
Interest bearing		8,712,874	12,488,242
Restricted funds		468,244	684,804

		13,193,411	17,104,465
Inter-bank funds	4(e)	296,119	30,002
Financial investments	5	22,787,598	24,547,294
Loans, net:	6
Loans, net of unearned interest		47,530,853	45,070,500
Impairment allowance for loans		(2,027,855)	(2,064,917)

		45,502,998	43,005,583
Investment property	7	1,287,717	1,224,454
Property, furniture and equipment, net	8	791,432	815,118
Due from customers on acceptances		45,809	152,423
Intangibles and goodwill, net	9	1,633,202	1,044,749
Other accounts receivable and other assets, net	10	1,778,559	1,887,454
Deferred Income Tax asset, net	15	165,787	142,367

Total assets		87,482,632	89,953,909

	Note	2022	2021
		S/(000)	S/(000)
Liabilities and equity
Deposits and obligations	11
Non-interest bearing		8,684,678	9,270,255
Interest bearing		39,846,030	39,627,689

		48,530,708	48,897,944
Inter-bank funds	4(e)	30,012	—
Due to banks and correspondents	12	7,100,646	8,522,849
Bonds, notes and other obligations	13	7,906,303	8,389,672
Due from customers on acceptances		45,809	152,423
Insurance contract liabilities	14	10,602,372	11,958,058
Other accounts payable, provisions and other liabilities	10	3,138,932	2,477,601
Deferred Income Tax liability, net	15	81,899	—

Total liabilities		77,436,681	80,398,547

Equity, net	16
Equity attributable to IFS’s shareholders:
Capital stock		1,038,017	1,038,017
Treasury stock		(3,363)	(3,363)
Capital surplus		532,771	532,771
Reserves		6,000,000	5,200,000
Unrealized results, net		(613,280)	(168,300)
Retained earnings		3,037,030	2,904,912

		9,991,175	9,504,037
Non-controlling interest		54,776	51,325

Total equity, net		10,045,951	9,555,362

Total liabilities and equity, net		87,482,632	89,953,909

The accompanying notes are an integral part of these consolidated financial statements.

F-
5

Intercorp Financial Services Inc. and Subsidiaries
Consolidated statement of income
For the years ended December 31, 2022, 2021 and 2020

	Note	2022	2021	2020
		S/(000)	S/(000)	S/(000)
Interest and similar income	19	5,871,302	4,605,625	4,664,967
Interest and similar expenses	19	(1,662,098)	(1,057,937)	(1,192,284)

Net interest and similar income		4,209,204	3,547,688	3,472,683
Impairment loss on loans, net of recoveries	6(d.1) and (d.2)	(830,551)	(381,577)	(2,393,944)
(Loss) recovery due to impairment of financial investments	5(c)	(12,752)	30,898	(32,904)

Net interest and similar income after impairment loss		3,365,901	3,197,009	1,045,835
Fee income from financial services, net	20	1,137,386	823,808	723,500
Net gain on foreign exchange transactions		380,154	423,022	318,422
Net (loss) gain on sale of financial investments		(60,448)	288,923	185,383
Net (loss) gain on financial assets at fair value through profit or loss	5(e) and 10(b)	(262,093)	24,800	165,883
Net gain on investment property	7(b)	84,631	79,399	44,929
Other income	21	400,202	89,498	62,117

		1,679,832	1,729,450	1,500,234

Insurance premiums and claims
Net premiums earned	22	668,197	645,267	514,981
Net claims and benefits incurred for life insurance contracts and others	23	(859,991)	(917,346)	(794,051)

		(191,794)	(272,079)	(279,070)

Other expenses
Salaries and employee benefits	24	(852,050)	(807,382)	(749,246)
Administrative expenses	25	(1,179,788)	(965,505)	(748,617)
Depreciation and amortization	8(a) and 9(a)	(336,226)	(279,690)	(268,750)
Other expenses	21	(315,845)	(210,192)	(144,047)

		(2,683,909)	(2,262,769)	(1,910,660)

Income before translation result and Income Tax		2,170,030	2,391,611	356,339
Exchange difference		(36,836)	(89,320)	(45,723)
Income Tax	15(c)	(462,537)	(502,112)	72,933

Net profit for the year		1,670,657	1,800,179	383,549

Attributable to:
IFS’s shareholders		1,660,581	1,790,155	383,259
Non-controlling interest		10,076	10,024	290

		1,670,657	1,800,179	383,549

Earnings per share attributable to IFS’s shareholders, basic and diluted (stated in Soles)	26	14.388	15.510	3.320

Weighted average number of outstanding shares (in thousands)	26	115,418	115,419	115,447

The accompanying notes are an integral part of these consolidated financial statements.

F-
6

Intercorp Financial Services Inc. and Subsidiaries
Consolidated statement of other comprehensive income
For the years ended December 31, 2022, 2021 and 2020

	Note	2022	2021	2020
		S/(000)	S/(000)	S/(000)
Net profit for the year		1,670,657	1,800,179	383,549
Other comprehensive income that will not be reclassified to the consolidated statement of income in subsequent periods:
(Losses) gains on valuation of equity instruments at fair value through other comprehensive income	16(e)	(21,924)	146,161	8,176
Income Tax	16(e)	218	(31)	(36)

Total unrealized (loss) gain that will not be reclassified to the consolidated statement of income		(21,706)	146,130	8,140

Other comprehensive income to be reclassified to the consolidated statement of income in subsequent periods:
Net movement of debt instruments at fair value through other comprehensive income	16(e)	(1,833,856)	(2,282,111)	635,669
Income Tax	16(e)	8,250	8,404	(2,643)

		(1,825,606)	(2,273,707)	633,026
Insurance premiums reserve	16(e)	1,520,980	1,392,280	(332,536)

Net movement of cash flow hedges	16(e)	(62,954)	97,943	(17,968)
Income Tax	16(e)	8,670	(15,696)	3,559

		(54,284)	82,247	(14,409)
Translation of foreign operations	16(e)	(50,165)	95,674	76,935

Total unrealized (loss) gain to be reclassified to the consolidated statement of income in subsequent periods		(409,075)	(703,506)	363,016

Other comprehensive income for the year		(430,781)	(557,376)	371,156

Total comprehensive income for the year, net of Income Tax		1,239,876	1,242,803	754,705

Attributable to:
IFS’s shareholders		1,231,914	1,236,980	752,973
Non-controlling interest		7,962	5,823	1,732

		1,239,876	1,242,803	754,705

The accompanying notes are an integral part of these consolidated financial statements.

F-
7

Intercorp Financial Services Inc. and Subsidiaries
Consolidated statement of changes in equity
For the years ended December 31, 2022, 2021 and 2020

			Attributable to IFS’s shareholders
							Unrealized results, net
	Number of shares						Instruments that will not be reclassified to the consolidated statement of income	Instruments that will be reclassified to the consolidated statement of income
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value	Debt instruments at fair value	Insurance premiums reserves	Cash flow hedges reserve	Translation of foreign operations	Retained earnings	Total	Non- controlling interest	Total equity, net
	(in thousands)	(in thousands)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balances as of January 1, 2020	115,447	(1)	1,038,017	(196)	530,456	4,700,000	264,883	1,036,159	(923,855)	(22,758)	88,476	2,145,688	8,856,870	46,578	8,903,448
Net profit for the year	—	—	—	—	—	—	—	—	—	—	—	383,259	383,259	290	383,549
Other comprehensive income	—	—	—	—	—	—	8,175	630,944	(331,990)	(14,350)	76,935	—	369,714	1,442	371,156

Total comprehensive income	—	—	—	—	—	—	8,175	630,944	(331,990)	(14,350)	76,935	383,259	752,973	1,732	754,705
Declared and paid dividends, Note 16(a)	—	—	—	—	—	—	—	—	—	—	—	(698,228)	(698,228)	—	(698,228)
Purchase of treasury stock, Note 16(b)	—	(23)	—	(2,573)	—	—	—	—	—	—	—	—	(2,573)	—	(2,573)
Transfer of retained earnings to reserves, Note 16(g)	—	—	—	—	—	500,000	—	—	—	—	—	(500,000)	—	—	—
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,432)	(2,432)
Sale of equity instruments at fair value through other comprehensive income, Note 5(g)	—	—	—	—	—	—	24,154	—	—	—	—	(24,154)	—	(40)	(40)
Others	—	—	—	—	2,315	—	—	—	—	—	—	(3,248)	(933)	2	(931)

Balance as of December 31, 2020	115,447	(24)	1,038,017	(2,769)	532,771	5,200,000	297,212	1,667,103	(1,255,845)	(37,108)	165,411	1,303,317	8,908,109	45,840	8,953,949
Net profit for the year	—	—	—	—	—	—	—	—	—	—	—	1,790,155	1,790,155	10,024	1,800,179
Other comprehensive income	—	—	—	—	—	—	145,899	(2,266,729)	1,389,995	81,986	95,674	—	(553,175)	(4,201)	(557,376)

Total comprehensive income	—	—	—	—	—	—	145,899	(2,266,729)	1,389,995	81,986	95,674	1,790,155	1,236,980	5,823	1,242,803
Declared and paid dividends, Note 16(a)	—	—	—	—	—	—	—	—	—	—	—	(633,853)	(633,853)	—	(633,853)
Purchase of treasury stock, Note 16(b)	—	(5)	—	(594)	—	—	—	—	—	—	—	—	(594)	—	(594)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(328)	(328)
Sale of equity instruments at fair value through other comprehensive income, Note 5(g)	—	—	—	—	—	—	(451,898)	—	—	—	—	451,898	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	(6,605)	(6,605)	(10)	(6,615)

Balance as of December 31, 2021	115,447	(29)	1,038,017	(3,363)	532,771	5,200,000	(8,787)	(599,626)	134,150	44,878	261,085	2,904,912	9,504,037	51,325	9,555,362
Net profit for the year	—	—	—	—	—	—	—	—	—	—	—	1,660,581	1,660,581	10,076	1,670,657
Other comprehensive income	—	—	—	—	—	—	(21,663)	(1,821,183)	1,518,484	(54,140)	(50,165)	—	(428,667)	(2,114)	(430,781)

Total comprehensive income	—	—	—	—	—	—	(21,663)	(1,821,183)	1,518,484	(54,140)	(50,165)	1,660,581	1,231,914	7,962	1,239,876
Declared and paid dividends, Note 16(a)	—	—	—	—	—	—	—	—	—	—	—	(751,532)	(751,532)	—	(751,532)
Transfer of retained earnings to reserves, Note 16(g)	—	—	—	—	—	800,000	—	—	—	—	—	(800,000)	—	—	—
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,511)	(4,511)
Sale of equity instruments at fair value through other comprehensive income, Note 5(g)	—	—	—	—	—	—	(16,313)	—	—	—	—	16,313	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	6,756	6,756	—	6,756

Balance as of December 31, 2022	115,447	(29)	1,038,017	(3,363)	532,771	6,000,000	(46,763)	(2,420,809)	1,652,634	(9,262)	210,920	3,037,030	9,991,175	54,776	10,045,951

The accompanying notes are an integral part of these consolidated financial statements.

F-
8

Intercorp Financial Services Inc. and Subsidiaries
Consolidated statement of cash flows
For the years ended December 31, 2022, 2021 and 2020

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Cash flows from operating activities
Net profit for the year	1,670,657	1,800,179	383,549
Plus (minus) adjustments to net profit
Impairment loss on loans, net of recoveries	830,551	381,577	2,393,944
Loss (recovery) due to impairment of financial investments	12,752	(30,898)	32,904
Depreciation and amortization	336,226	279,690	268,750
Provision for sundry risks	12,661	14,872	4,918
Deffered Income Tax	(442)	205,752	(308,067)
Net loss (gain) on sale of financial investments	60,448	(288,923)	(185,383)
Net loss (gain) of financial assets at fair value through profit or loss	262,093	(24,800)	(165,883)
Net gain for valuation of investment property	(19,146)	(21,969)	(5,438)
Disposal of fixed assets	(11,780)	—	—
Fair value adjustment on the participation held by Interbank in Izipay, Note 1(d)	(222,513)	—	—
Exchange difference	36,836	89,320	45,723
Increase in accrued interest receivable	(168,454)	(16,108)	(207,474)
Increase (decrease) in accrued interest payable	121,324	(63,839)	(13,692)
Net changes in assets and liabilities
Net increase in loan portfolio	(3,204,130)	(2,949,964)	(5,663,256)
Net decrease (increase) in other accounts receivable and other assets	331,287	(199,227)	(129,457)
Net decrease (increase) in restricted funds	225,659	(75,308)	620,292
(Decrease) increase in deposits and obligations	(467,213)	1,893,763	9,138,664
(Decrease) increase in due to banks and correspondents	(1,460,227)	(1,138,320)	5,672,189
Increase in other accounts payable, provisions and other liabilities	494,420	2,430,391	1,724,913
Income Tax paid	(334,173)	(280,412)	(379,963)
Decrease (increase) of investments at fair value through profit or loss	481,087	(659,972)	(233,680)

Net cash (used in) provided by operating activities	(1,012,077)	1,345,804	12,993,553

The accompanying notes are an integral part of these consolidated financial statements.
F-
9

Consolidated statement of cash flows (continued)

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Cash flows from investing activities
Purchase of investments at fair value through other comprehensive income and at amortized cost	(857,589)	(1,911,799)	(3,737,749)
Purchase of property, furniture and equipment	(135,036)	(87,282)	(52,371)
Purchase of intangible assets	(227,270)	(170,528)	(196,056)
Purchase of investment property	(34,760)	(156,892)	(61,243)
Sale of property, furniture and equipment	54,313	—	—
Purchase of subsidiaries, net of cash received	(193,215)	—	—

Net cash used in investing activities	(1,393,557)	(2,326,501)	(4,047,419)

Cash flows from financing activities
Dividends paid	(751,532)	(633,853)	(698,228)
Issuance of bonds, notes and other obligations	—	—	1,150,000
Payments of bonds, notes and other obligations	(137,900)	(91,000)	(837,400)
Net (increase) decrease in receivable inter-bank funds	(266,117)	(11,897)	66,901
Net increase (decrease) in payable inter-bank funds	30,482	(30,945)	(140,167)
Purchase of treasury stock, net	—	(594)	(2,573)
Dividend payments to non-controlling interest	(4,174)	(30)	(2,202)
Lease payments	(146,982)	(93,379)	(89,162)

Net cash used in financing activities	(1,276,223)	(861,698)	(552,831)

(Net decrease) net increase in cash and cash equivalents	(3,681,857)	(1,842,395)	8,393,303
Translation (loss) gain on cash and cash equivalents	(26,678)	112,787	(99,113)
Cash and cash equivalents at the beginning of the year	16,416,311	18,145,919	9,851,729

Cash and cash equivalents at the end of the year, Note 3.4(ag)	12,707,776	16,416,311	18,145,919

Supplementary cash flow information:
Cash paid by -
Interest	1,395,673	988,315	1,108,310
Dividends	755,706	634,181	700,660
Income Tax	334,173	280,412	379,963
Cash received from -
Interest	5,620,231	4,483,746	4,349,828
Dividends received	88,236	108,931	111,097
Operations that do not generate cash flow -
Recognition of right-of-use assets	33,178	31,692	29,070
Effect on the participation in Izipay prior to its acquisition, Note 1(d)	(222,513)	—	—
The accompanying notes are an integral part of these consolidated financial statements.

F-
10

Intercorp Financial Services Inc. and Subsidiaries
Notes to the consolidated financial statements
As of December 31, 2022 and 2021

1.	Business activity, current context and acquisition of Subsidiaries

(a)	Business activity -
Intercorp Financial Services Inc. and Subsidiaries (henceforth “IFS”, “the Company” or “the Group”), is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006, and is a Subsidiary of Intercorp Peru Ltd. (henceforth “Intercorp Peru”), a holding Company incorporated in 1997 in the Commonwealth of the Bahamas. As of December 31, 2022 and 2021, Intercorp Peru holds directly and indirectly 70.65 percent of the issued capital stock of IFS, equivalent to 70.64 percent of the outstanding capital stock of IFS
IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.
As of December 31, 2022 and 2021, IFS holds 99.30 percent of the capital stock of Banco Internacional del Peru S.A.A. – Interbank (henceforth “Interbank”), 99.84 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”), 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”) and 100 percent of Procesos de Medios de Pago and its subsidiary Izipay S.A.C (henceforth “Izipay”), acquired in April 2022, see (d).
The operations of Interbank, Interseguro and Izipay are concentrated in Peru, while the operations of Inteligo and its Subsidiaries (Interfondos S.A. Sociedad Administradora de Fondos, Inteligo Sociedad Agente de Bolsa S.A. and Inteligo Bank Ltd.) are mainly concentrated in Peru and Panama.
The main activities of IFS’s Subsidiaries and their assets, liabilities, equity, operating income, net income, balances and other relevant information are presented in Note 2.
The consolidated financial statements of IFS and Subsidiaries as of December 31, 2021, and for the year then ended, were approved by the Board of Directors on April 25, 2022. The consolidated financial statements as of December 31, 2022, and for the year then ended, have been approved and authorized for issuance by Management and the Board of Directors on April 24, 2023.

F-
11

Notes to the consolidated financial statements (continued)

(b)	Political and social context in Peru –
On December 7, 2022, Pedro Castillo, President of Peru, announced the dissolution of Peruvian Congress and the establishment of an emergency government which, as he assured, would rule through decree until a new Parliament with constitutive powers would write a new Constitution. Due to this announcement, the Congress debated and voted in favor of a presidential vacancy motion that ended up in his destitution. He was immediately succeeded by the vice-president, Dina Boluarte, who was designated President of the Republic of Peru.
Since said date, a series of demonstrations and protests have erupted in the country, claiming the resignation of president Boluarte and calling for a new presidential election, among other demands.
In this situation, and with the purpose of maintaining peace and safety in different parts of the country, the Executive Branch declared the state of emergency in certain regions through Supreme Decree No.
009-2023-PCM,
dated January 14, 2023. Similarly, through Supreme Decree No.
010-2023-PCM,
issued on February 18, 2023, the State of Emergency was extended for 60 more days in some provinces of the country.
The Group constantly monitors the implications of this situation and the measures adopted by the government.

(c)	Pandemic Covid-19 -

(c.1)State	of National and Sanitary Emergency
In March 2020, the World Health Organization declared
“Covid-19”
as a global pandemic, with a significant impact on the world economy. In Peru, the Government declared a State of National and Sanitary Emergency with a series of measures that affected both businesses and the population at large. The reopening of economic activities began since mid-2020,
through the establishment of targeted measures by region and new rules of social coexistence.
During 2022, the Peruvian government derogated the National State of Emergency, while extending the National State of Health Emergency until the end of May 2023. It is worth mentioning that, since the first quarter of 2022, economic activities in the country are being carried out with normality and at the same level as before the Covid-19 pandemic.

(c.2)	Economic measures adopted by the Peruvian Government
During 2020 and 2021, the Peruvian government implemented extraordinary measures to secure the continuity of the economy’s payment chain. The main measures implemented in the financial system were related to facilities for loans rescheduling (payment deferrals), suspension of counting of past due days, partial or total withdrawal of deposits for severance indemnity (“CTS” by its Spanish acronym), Repo operations with the Banco Central de Reserva del Peru (henceforth “BCRP” by its Spanish acronym) and the launching of credit programs guaranteed by the Peruvian Government, such as “Reactiva Peru”.

F-1
2

Notes to the consolidated financial statements (continued)

Given the nature of the adopted measures, they had effects mainly of the Subsidiary Interbank. During 2020, and in response to the
Covid-19
crisis, Interbank offered its clients several payment rescheduling options. As of December 31, 2020, the balance of rescheduled loans amounted to S/10,489,296,000. As of December 31, 2022 and 2021, the balance of rescheduled loans amounted to S/5,048,978,000 and S/6,266,601,000, respectively.
On the other hand, under the program “Reactiva Peru”, Interbank granted loans for S/6,617,142,000. As of December 31, 2022, the balance of loans granted under this program amounts to S/2,357,201,000, including accrued interest for S/57,254,000. As of this date, the amount covered by the guarantee of the Peruvian Government was S/2,040,379,000 (as of December 31, 2021, the balance was S/4,976,073,000, including accrued interest for S/79,936,000); while the amount covered by the guarantee of the Peruvian Government was S/4,421,999,000. It should be noted that during 2022 and 2021, Interbank made rescheduling for the “Reactiva Perú” program for an amount of approximately S/133,046,000 and S/2,012,855,000, respectively. As of December 31, 2022 and 2021, the balance of rescheduled loans under the “Reactiva Peru” program amounts to approximately S/1,473,770,000 and S/1,974,180,000, respectively.
Additionally, during 2022 and 2021, the government authorized the one-off
withdrawal of the entirety of the CTS, with the purpose of covering the workers’ economic needs caused by the
Covid-19
pandemic. As part of this benefit, approximately 261,000 clients withdrew the approximate sum of S/767,470,000 during the year 2022 (242,000 clients withdrew the approximate sum of S/1,630,000,000 during the year 2021).

(d)	Acquisition of Procesos de Medios de Pago S.A. and Subsidiary Izipay S.A.C. (“Izipay”)
Until March 2022, the Group (through its subsidiary Interbank) held 50 percent of Izipay. In April 2022, IFS acquired the remaining 50 percent of Izipay’s capital stock, thus completing the 100 percent of its capital stock. The amount paid by IFS amounted to US$83,775,000 (equivalent to approximately S/312,647,000). The economic activity of the acquired companies is explained in greater detail in Note 2(g).
The acquisition made by IFS was recorded using the “Step acquisition” accounting method, pursuant to IFRS 3 “Business Combinations”. According to this method, the acquirer company must readjust to fair value the previously held equity interest in the acquiree entities. Additionally, assets and liabilities must be recorded at their fair values estimated at the acquisition date, including the identified intangible assets and the resulting goodwill that were not recorded in the statements of financial position of each acquired entity.

F-1
3

Notes to the consolidated financial statements (continued)

As a result of the acquisition and pursuant to the accounting regulation in force, the previous held equity interest was adjusted to its fair value resulting in a gain of S/222,513,000, recorded in September 2022 and presented in the caption “Other income and (expenses)” of the consolidated statement of income, see note 21. The expenses associated with the acquisition of approximately S/381,000 were presented in the caption “Administrative expenses” of the consolidated statement of income. The fair values of the assets and liabilities of the acquired entities, are presented below:

Fair value of the acquired entities
S/(000)
Assets -
Cash	119,432
Trade accounts receivable and other receivables	178,982
Inventory	13,600
Deferred assets	102,687
Property, furniture and equipment, Note 8(a)	83,486
Right-of-use assets, Note 8(a)	6,593
Intangibles, Note 9(a)	331,421
Deferred income tax asset	11,014
Other assets	3,903
Liabilities -
Financial obligations	26,251
Trade accounts payable and other payables	319,456
Deferred income	25,190
Lease liability	6,593
Other liabilities	223
Deferred income tax liability, Note 15(a)	86,541

Total identifiable net assets at fair value	386,864

Goodwill, Note 9(a)	238,429
Fair value of acquired entities	625,293

The net cash flow incurred as a result of the acquisition is presented below:

S/(000)
Total price paid	312,647
Cash of acquired companies	(119,432)

193,215

F-1
4

Notes to the consolidated financial statements (continued)

Since the date of its acquisition, Izipay has contributed to the Group with consolidated revenues of S/595,360,000 and consolidated net income of S/41,075,000. If the acquisition had taken place at the beginning of the year, they would have contributed with consolidated revenues of S/754,284,000 and consolidated net income of S/51,182,000.

2.	Subsidiaries
IFS’s Subsidiaries are the following:

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
As of December 31, 2022, Interbank had 164 offices (189 offices as of December 31, 2021). Additionally, it holds approximately 100 percent of the shares of the following Subsidiaries:

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
Interproperties Peru (henceforth “Patrimonio Fideicometido – Interproperties Peru”), that is a structured entity, incorporated in April 2008, and in which several investors (related parties to the Group) contributed investment properties. Each investor or investors have ownership of and specific control over the contributed investment property. The fair values of the properties contributed by Interseguro that were included in this structured entity as of December 31, 2022 and 2021, amounted to S/93,994,000 and S/71,302,000, respectively; see Note 7. For accounting purposes and under IFRS 10 “Consolidated Financial Statements” the assets included in said structure are considered “silos”, because they are ring-fenced parts of the wider structured entity (the Patrimonio Fideicometido - Interproperties Peru). IFS has ownership and decision-making power over these properties and the Group has the exposure or rights to their returns; therefore, IFS consolidates the silos containing the investment properties that it controls.

(c)	Inteligo Group Corp. and Subsidiaries -
Inteligo is an entity incorporated in the Republic of Panama. As of December 31, 2022 and 2021, it holds 100 percent of the shares of the following Subsidiaries:

F-
1
5

Notes to the consolidated financial statements (continued)

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

Inteligo Peru Holding S.A.C.
Financial holding company incorporated in Peru in December 2018.

As of December 31, 2022 and 2021, it holds 99.99 percent interest in Interfondos S.A. Sociedad Administradora de Fondos, company that manages mutual funds and investment funds.

Inteligo USA, Inc.	Incorporated in the United States of America in January 2019, provides investment consultancy and related services.

(d)	Negocios e Inmuebles S.A. and Holding Retail Peru S.A. -
These entities were acquired by IFS as part of the purchase of Seguros Sura and Hipotecaria Sura in the year 2017; Note 9(b). In April 2021, Negocios e Inmuebles S.A. (absorbing company) merged with Holding Retail Peru S.A. (absorbed company), the latter being extinguished without liquidation. As of December 31, 2022 and 2021, Negocios e Inmuebles S.A., holds
8.50 percent of Interseguro’s capital stock .

(e)	San Borja Global Opportunities S.A.C. -
Its corporate purpose is the marketing of products and services through Internet, telephony or related and it operates under the name of Shopstar (online marketplace) dedicated to the sale of products from different stores locally.

(f)	IFS Digital S.A.C. –
Entity incorporated in August 2020, which its corporate purpose is to perform any type of investments and related services.

F-
1
6

Notes to the consolidated financial statements (continued)

(g)	Procesos de Medios de Pago and Izipay (Izipay) –
Both companies were acquired in April 2022, as detailed in Note 1(d). Procesos de Medios de Pago is dedicated to the development, management and operation of the shared service of transaction processing of credit and debit cards, through the acquirer role for the brands MasterCard, Visa and other private brands; also, it renders processing services, through the issuer role, to entities of the financial system. Izipay is dedicated to the facilitation of payments and services, offering its services of technological, operating and safety infrastructure through the affiliation of commercial stores, as well as installation and maintenance of infrastructure for transactions through the electronic commerce modality, interconnected with the networks of payment methods processors.
As indicated in Note 1(d), in April 2022, IFS acquired control of Izipay, and it became a consolidated subsidiary. Therefore, starting in April 2022, Izipay consolidates its financial information together with IFS. The investment that Interbank held in Izipay until March 31, 2022, is presented as investments in associates in the accompanying consolidated financial statements.

F-
1
7

Notes to the consolidated financial statements (continued)

The table below presents a summary of the consolidated financial statements of the main Subsidiaries, before adjustments and eliminations for consolidation, as of December 31, 2022 and 2021, in accordance with the IFRS. Additionally, for information on business segments, see Note 28:

	Interbank and Subsidiaries		Interseguro		Inteligo and Subsidiaries		Izipay
	2022	2021	2022	2021	2022	2021	2022	2021
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of financial position -
Cash and due from banks	11,052,299	14,390,759	631,156	1,055,105	1,457,445	1,533,043	111,087	—
Financial Investments	9,586,343	10,062,243	11,295,068	11,951,454	1,698,229	2,314,331	—	—
Loans, net	43,725,346	41,307,369	—	—	1,784,343	1,698,397	—	—
Investment property	—	—	1,287,717	1,224,454	—	—	—	—
Total assets	66,977,277	68,584,019	13,636,925	14,743,405	5,102,598	5,722,539	902,610	—
Deposits and obligations	44,597,855	44,966,330	—	—	4,098,842	4,171,832	—	—
Due to banks and correspondents	6,726,595	8,112,667	308,164	226,742	53,937	183,441	18,584	—
Bonds, notes and other obligations	6,571,539	6,938,988	251,524	262,933	—	—	—	—
Insurance contract liabilities	—	—	10,463,577	11,819,263	—	—	—	—
Total liabilities	59,498,433	61,581,982	12,046,352	13,233,420	4,208,369	4,427,452	686,292	—
Equity attributable to IFS’s shareholders	7,478,844	7,002,037	1,590,573	1,509,985	894,229	1,295,087	216,318	—
Consolidated statement of income -
Net interest and similar income	3,297,436	2,743,750	861,555	736,912	104,810	114,488	300	—
(Loss) recovery due to impairment on loans, net of recoveries	(832,919)	(379,034)	—	—	2,368	(2,543)	—	—
(Loss) recovery due to impairment of financial investments	(732)	(527)	(26)	33,198	(11,981)	(1,615)	—	—
Net gain of investment property	—	—	19,146	21,969	—	—	—	—
Fee income from financial services, net	797,711	677,461	(7,160)	(6,802)	163,325	196,959	258,728	—
Insurance premiums and claims	—	—	(191,772)	(272,037)	—	—	—	—
Net profit (loss) for the year attributable to IFS’s shareholders	1,374,121	1,360,278	313,000	339,233	(141,395)	283,545	41,074	—

F-
1
8

Notes to the consolidated financial statements (continued)

3.	Significant accounting policies

3.1	Basis of presentation -
The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (henceforth “IFRS”) as issued by International Accounting Standards Board (henceforth “IASB”) and are presented in Soles, which is the functional currency of the Group. All values are rounded to the nearest thousand (S/(000)), except when otherwise indicated.
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
The following standards, interpretations or amendments have been adopted for the first time in 2022, but they have not had a significant impact on the Group’s consolidated financial statements:

•	Amendments to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”: Onerous Contracts – Costs of Fulfilling a Contract
An onerous contract is a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.
The amendments to the aforementioned IAS specify that when assessing whether a contract is onerous or loss-making, an entity needs to include costs that relate directly to a contract to provide goods or services including both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.
The Group amended onerous contracts in which the entities had not fulfilled all of its obligations at the beginning of the reporting period without significant impact on the Group’s consolidated financial statements.

•	Amendments to IFRS 3 “Business Combinations”: Reference to the Conceptual Framework
The amendments replace the reference to a previous version of the IASB’s Conceptual Framework with a reference to the current version issued in March 2018 without significantly changing its requirements.

F-
1
9

Notes to the consolidated financial statements (continued)

Likewise, the amendments add an exception to the recognition principle of IFRS 3 Business Combinations to avoid the issue of potential ‘day 2’ gains or losses arising from liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a current obligation exists at the acquisition date.
The amendments also add a clarification on IFRS 3 regarding the contingent assets that do not qualify for recognition at the acquisition date.
In accordance with the transitional provisions, the Group applies the amendments prospectively, i.e., to business combinations occurring after the beginning of the annual reporting period in which it first applies the amendments (the date of initial application).
These amendments had no impact on the Group’s consolidated financial statements as there were no contingent assets, liabilities, or contingent liabilities within the scope of these amendments that arose during the period.

•	Amendments to IAS 16 “Property, Plant and Equipment” - Proceeds before Intended Use
The amendment prohibits entities from deducting from the cost of an item of property, plant and equipment, any proceeds of the sale of items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.
These amendments had no impact on the Group’s consolidated financial statements as there were no sales of such items produced by property, plant and equipment made available for use on or after the beginning of the earliest period presented.

•	IFRS 1 “First-time Adoption of International Financial Reporting Standards” - Subsidiary as a first-time adopter
The amendment permits a subsidiary that elects to apply paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported in the parent’s consolidated financial statements, based on the parent’s date of transition to IFRS, if no adjustments were made for consolidation procedures and for the effects of the business combination in which the parent acquired the subsidiary. This amendment is also applied to an associate or joint venture that elects to apply paragraph D16(a) of IFRS 1.
These amendments had no impact on the Group’s consolidated financial statements as it is not a first-time adopter of IFRSs.

•	IFRS 9 “Financial Instruments”: Fees in the ’10 per cent’ test for derecognition of financial liabilities
The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. There is no similar amendment proposed for IAS 39 Financial Instruments: Recognition and Measurement.

F-
20

Notes to the consolidated financial statements (continued)

In accordance with the transitional provisions, the Group applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment (the date of initial application).
These amendments had no impact on the consolidated financial statements of the Group as there were no modifications of the Group’s financial instruments during the period.

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

F-
21

Notes to the consolidated financial statements (continued)

The Group assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation with a Subsidiary begins when the Group obtains control over the Subsidiary and ceases when the Group loses control of the Subsidiary. Assets, liabilities, income and expenses of an acquired or disposed subsidiary during the year are included in the consolidated financial statements from the date the Group acquired the control of the subsidiary until the date the Group ceases to have control of the subsidiary.
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
All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are totally eliminated on consolidation.
If the Group ceases to have control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling
interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.
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

F-2
2

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
Under IFRS 9, interest income is recorded using the effective interest rate (“EIR”) method for all financial assets measured at amortized cost, interest rate derivatives for which hedge accounting is applied and the related amortization/recycling effect of hedge accounting. The interest income of financial assets that accrue interests measured at fair value through other comprehensive income according to IFRS 9 is also recorded using the EIR method. Interest expenses are also calculated using the EIR method for all financial liabilities held at amortized cost. EIR is the rate that exactly discounts estimated future cash flows through the expected life of the financial instrument or, when appropriate, a shorter period at the net carrying amount of the financial asset.
The EIR (and therefore, the amortized cost of the financial asset) is calculated by taking into account transaction costs and any discount or premium on the acquisition of the financial asset, as well as fees and costs that are an integral part of the EIR. The Group recognizes interest income using the best estimate of a constant rate of return over the expected life of the financial asset. Therefore, the EIR calculation also considers the effect of potentially different interest rates that may be charged at various stages of the financial asset’s expected life, and other characteristics of the product’s life cycle (including prepayments, penalty interest and charges).

F-2
3

Notes to the consolidated financial statements (continued)

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
The interest income for all trading assets, that is, for those that are measured at fair value through profit or loss, are presented under the caption “Net gain of financial assets at fair value through profit or loss” of the consolidated statement of income.

(c)	Banking services commissions -
The Group earns fee and commission income from a diverse range of financial services it provides to its customers. Fee and commission income are recognized at an amount that reflects the consideration to which the Group expects to be entitled in exchange for providing the services.
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

F-2
4

Notes to the consolidated financial statements (continued)

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

F-
2
5

Notes to the consolidated financial statements (continued)

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

F-
2
6

Notes to the consolidated financial statements (continued)

Insurance receivables:
Insurance receivables are initially recognized when due and are measured at the fair value of the consideration received or receivable. Consequently, in its initial recognition, insurance receivables are measured at amortized cost. As of December 31, 2022 and 2021, the carrying value of the insurance receivables is similar to their fair value due to their short-term maturity. The carrying value of insurance receivables is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable, with the impairment loss recorded in the consolidated statement of income.
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

Notes to the consolidated financial statements (continued)

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
Insurance claims reserves include reserves for reported claims and an estimate of the IBNR. As of December 31, 2022 and 2021, IBNR reserves were determined on the basis of the Chain Ladder methodology, whereby the weighted average of past claims’ development is projected into the future. Adjustments to the liabilities at each reporting date are recorded in the consolidated statement of income. The liability is derecognized when the contract expires, is discharged or cancelled.
At each reporting date an assessment is made on whether the recognized life insurance liabilities are sufficient, by using an existing liability adequacy test as established by IFRS 4. In the case of annuities and retirement, disability and survival insurance, this test was conducted by using current assumptions for mortality and morbidity tables and interest rates. As of December 31, 2022 and 2021, Management determined that liabilities were sufficient and therefore, it has not recorded any additional life insurance contract liability.
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

Notes to the consolidated financial statements (continued)

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

F-
2
9

Notes to the consolidated financial statements (continued)

(e.2)	Initial measurement of financial instruments
The classification of financial instruments at initial recognition depends on the characteristics of the business model and contractual flows for managing the instruments, as described in Notes 3.4(f.1.1) and 3.4(f.1.2). Financial instruments are initially measured at their fair value (as defined in Note 3.4(e.4)), except in the case of financial assets and financial liabilities recorded at fair value through profit or loss, transaction costs are added to, or subtracted from, this amount. Accounts receivables are measured at the transaction price. When the fair value of financial instruments at initial recognition differs from the transaction price, the Group accounts for the Day 1 profit or loss, as described below.

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
Financial liabilities, other than financial guarantees, are measured at amortized cost or at fair value through profit or loss when they are held for trading, are derivative instruments or the fair value designation is applied, as explained in Note 3.4(f.6). It should be noted that during 2022 and 2021, the Group only presents derivative financial instruments measured in this way.

F-
30

Notes to the consolidated financial statements (continued)

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

F-
31

Notes to the consolidated financial statements (continued)

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

F-3
2

Notes to the consolidated financial statements (continued)

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
As of December 31, 2022 and 2021, the Group does not present embedded derivatives in its financial liabilities, which are needed to be separated from the host contract.

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

Notes to the consolidated financial statements (continued)

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
Debt instruments at fair value through other comprehensive income are subsequently measured at fair value through other comprehensive income. Interest income and foreign exchange gains and losses are recognized in profit or loss in the same manner as for financial assets measured at amortized cost, as explained in Note 3.4(f.1). The expected credit loss calculation for debt instruments at fair value through other comprehensive income is explained in Note 3.4(h)(iii). When the Group holds more than one investment in the same security, they are deemed to be disposed of on a
“first-in
first-out”
basis. On derecognition, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss.

(f.5)	Equity instruments at fair value through other comprehensive income -
Upon initial recognition , the Group occasionally elects to classify irrevocably some of its equity investments as equity instruments at fair value through other comprehensive income when not held for trading. Such classification is determined on an instrument-by-
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

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

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
The reclassification of financial assets will take place as long as the business model that manages the financial assets is changed. It is expected that this change is very rare. These changes are determined by Management because of external or internal changes and must be significant for the Group’s operations and demonstrable to third parties. Consequently, a change in the Group’s business model will take place only when it begins or ceases to carry out an activity that is significant for its operations. As of December 31, 2022 and 2021, the Group has not reclassified its financial assets after their initial recognition. Financial liabilities are never reclassified.

Notes to the consolidated financial statements (continued)

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
As of December 31, 2022 and 2021, the Group did not keep any repurchase agreements.

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

F-
3
7

Notes to the consolidated financial statements (continued)

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

F-3
8

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

•
The Group has to remit any cash flows it collects on behalf of the eventual recipients without material delay. In addition, the Group is not entitled to reinvest such cash flows, except for investments in cash or cash equivalents including interests earned, during the period between the collection date and the date of agreed revision with the eventual recipients.

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

F-
3
9

Notes to the consolidated financial statements (continued)

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
As of December 31, 2022 and 2021, the Group did not recognize net losses as consequence of derecognition of financial assets accounts.

(h.2.2)	Financial liabilities
A financial liability is derecognized when the obligation under the liability has been discharged, cancelled or has expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference between the carrying value of the original financial liability and the consideration paid is recognized in profit or loss of the period .

(i)	Impairment of financial assets -

(i)	Overview of the expected credit loss principles -
The Group records an allowance for expected credit losses for all loans and other debt financial assets not held at fair value through profit or loss, together with financial guaranteed contracts. Equity instruments are not subject to impairment under IFRS 9.
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

F-
40

Notes to the consolidated financial statements (continued)

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
Stage 2: When a loan has shown a significant increase in credit risk since inception, the Group records an allowance based on the expected credit loss for the entire lifetime of the financial asset. Stage 2 also includes loans whose credit risk has improved and the loan has been reclassified from Stage 3.
Stage 3: Loans considered credit impaired (as outlined in Note 30.1(d)). The Group records an allowance for the entire lifetime of the financial asset.
POCI: Purchased or originated credit impaired assets are financial assets that are impaired on initial recognition. POCI assets are recorded at fair value at original recognition and interest income is subsequently recognized based on a credit-adjusted EIR. ECLs are only recognized or released to the extent that there is a subsequent change in the expected credit losses. It should be noted that during the years 2022 and 2021, the Group has not purchased or originated POCI financial assets.
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

Notes to the consolidated financial statements (continued)

(ii)	The contractual terms of the financial asset give rise, on specified dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount.

•	Accounts receivable from leases.

•	Assets from contracts.

•	Financial guarantee contracts.
In this regard, as of December 31, 2022 and 2021, the Group’s financial assets subject to a correction for expected credit loss are the following:

•	Cash and due from banks.

•	Inter-bank funds.

•	Financial investments; see Notes 3.4(f), 5 and 30.1(e).

•	Loans; see Notes 3.4(f.1), 6 and 30.1(d).

•	Due from customers on acceptances.

•	Other accounts receivable and other assets.
The Group assesses periodically impairment alerts derived from factors such as
Covid-19,
the political and economic context of the country, and the effects of the international conflicts that may affect Peru, with the purpose of timely identifying an increase in the credit loss risk. Thus, for those financial assets other than financial investments and the loan portfolio, Management has estimated the expected credit loss, concluding that it is neither significant nor relevant, given that the maximum period considered for measuring expected credit losses is very small or, even if it implies a longer term, because the main debtor is the Central Reserve Bank (“BCRP”, by its Spanish acronym) or corresponds to cash in vaults of the Group.

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

It is possible that the inputs and models used to calculate the expected loss do not reflect all the characteristics of the market as of the date of the financial statements. This is why, occasionally, subsequent qualitative adjustments to the model are performed when there are significant differences. See Note 30.1(d.7).
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
The Group calculates the expected losses in a period that reflects the Group’s expectations regarding the client’s behavior, probability of default and the Group’s future risk mitigation procedures that could include the reduction or cancellation of lines of credit. Based on past experience and the Group’s expectations, until October 2021, the period during which the Group calculates the expected lifetime losses of this product was 17 months. From November 2021 onwards, that period was adjusted to 16 months, period that was maintained for 2022.

Notes to the consolidated financial statements (continued)

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
In its expected credit loss models, the Group relies on the following macroeconomic variables as forward-looking information inputs as of December 31, 2022 and 2021:

	2022	2021
GDP growth	X	X
Unemployment rate	X
Gross capital formation		X
Consumer		X
Domestic demand	X	X
Formal labor salary	X
Informal labor salary	X
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

F-
4
5

Notes to the consolidated financial statements (continued)

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

F-
4
6

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

F-
4
7

Notes to the consolidated financial statements (continued)

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

F-
4
8

Notes to the consolidated financial statements (continued)

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

F-4
9

Notes to the consolidated financial statements (continued)

(ii)	The Group as a lessor -
As of December 31, 2022 and 2021, the Group holds the following types of leases:

•	Financial leases -
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
As of December 31, 2022 and 2021, leasing receivables are subject to the financial asset impairment policy; see Notes 3.4(f.1) and (g).

•	Operating leases -
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

F-
50

Notes to the consolidated financial statements (continued)

(l)	Customer Loyalty Program -
The Group has a customer loyalty program, which allows customers to accumulate points that can be exchanged for products. Loyalty points give rise to a separate performance obligation, since they provide a material right to the customer. A part of the transaction price is allocated to the loyalty points granted to customers on the basis of the relative independent selling price and is recognized as a contractual liability until the points are redeemed and presented as “Other accounts payable” in the item “Other accounts payable, provisions and other liabilities” of the consolidated statement of financial position. Expenses are provisioned monthly regardless of the customer’s redemption of products.
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

F-
51

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

F-5
2

Notes to the consolidated financial statements (continued)

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
During 2022, the Group transferred part of the “Orquideas and Andres Reyes” buildings, located in San Isidro, Lima, from caption “Property, furniture and equipment” to caption “Investment property”, for S/9,357,000 (during 2021, the Group transferred part of the “Pardo y Aliaga” building, located in San Isidro, Lima, from caption “Property, furniture and equipment” to caption “Investment property”, for S/1,615,000); see Note 7(c).
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

F-5
3

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

(r)	Intangible assets with finite or indefinite useful lives -
Intangible assets with finite or indefinite useful lives are included in the caption “Intangibles and goodwill, net” of the consolidated statement of financial position. Intangibles assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition.
Intangibles assets with finite useful lives include costs incurred in connection with the acquisition of computer software used in operations and other minor intangible assets. The amortization expense is calculated following the straight-line method over the useful life estimated between 4 and 5 years; see Note 9.
Intangibles assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be sustainable. If not, the charge in useful life from indefinite to finite is made on a prospective basis.
On the other hand, when an insurance contract portfolio is acquired, whether directly from another insurance company, as described in Note 14(b), regarding the purchase of the portfolio of Complementary Accident Insurance for High-risk Activities (“SCTR” by its Spanish acronym) from Mapfre Peru Vida made in 2020, or as part of a business combination (the acquisition of Seguros Sura, see Note 9(b)), the difference between the fair value of the insurance contracts liability and the value of the insurance contract liability, as measured with the acquirer’s accounting policies, is recognized as an intangible asset named “Present Value of
In-Force
Business” (henceforth “PVIF”).

F-5
4

Notes to the consolidated financial statements (continued)

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
Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling
interests, and any previous interest held, if any, over the net identifiable assets acquired and liabilities assumed. If the fair value of net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses
whether it has correctly identified all of the assets acquired and all the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If from the reassessment still results in an excess of fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the consolidated statement of income.
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

F-
5
5

Notes to the consolidated financial statements (continued)

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
Goodwill, recorded by the Group; see Note 9(b), arises from the acquisition of Izipay, allocated to the CGU of Payments business unit and, Seguros Sura, allocated to the CGU of the insurance business unit.

(t)	Business combinations -
Business combinations are accounted for using the acquisition method established by IFRS 3 “Business Combinations”. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at the acquisition date’s fair value, and the amount of any non-controlling
interests in the acquiree. For each business combination, the Group chooses whether to measure the non-controlling
interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in the caption “Administrative expenses” of the consolidated statement of income, see Note 1(d).
The Group determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical for the capacity to the ability to continue producing outputs , and the inputs acquired include an organized workforce with the necessary skills, knowledge or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without incurring in significant costs, effort or delay in the ability of continue producing outputs.
When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

F-
5
6

Notes to the consolidated financial statements (continued)

Any contingent consideration to be transferred by the acquirer shall be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 “Financial Instruments: Recognition and Measurement”, is measured at fair value with the changes in the consolidated statement of income or in the consolidated statement of other comprehensive income. If the contingent consideration is not within the scope of IFRS 9, this shall be measured according to the applicable IFRS. The contingent consideration that is classified as equity must not be measured again and its subsequent settlement shall be recorded in equity. As of December 31, 2022 and 2021, there have been no contingencies arising from business combinations.
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
Property, furniture and
equipment,right-of-use
assets and intangible assets with a finite life are assessed to determine whether there are any indications of impairment as of the closing of each period. If any indication exists, the Group estimates the asset’s recoverable value. The recoverable amount of the assets is the highest between the value of an asset or a CGU less the costs of sale and its use value, and it is determined for an individual asset, unless the asset does not generate cash revenues that are largely independent from those of other assets or groups of assets.
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
Intangible assets with indefinite useful lives, including goodwill, are tested for impairment annually to determine if circumstances indicate that the value of the recoverable amount of the asset or a CGU (or group of CGUs) is greater than its carrying amount or recognize an impairment loss. Impairment losses relating to goodwill cannot be reversed in future periods.

F-
5
7

Notes to the consolidated financial statements (continued)

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
risk.

F-
5
8

Notes to the consolidated financial statements (continued)

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

F-
5
9

Notes to the consolidated financial statements (continued)

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

F-
60

Notes to the consolidated financial statements (continued)

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
The amount of basic earnings per share is calculated by dividing the net profit for the year attributable to common shareholders by the weighted average number of common shares outstanding during the year. As of December 31, 2022 and 2021, the Group does not have financial instruments with dilutive effect, therefore, basic and diluted earnings per share are identical for the years reported.

(ae)	Capital surplus -
It is the difference between the nominal value of shares issued and their public offering price made in 2007 and 2019. Capital surplus is presented net of expenses incurred in the issuance of shares.

F-
61

Notes to the consolidated financial statements (continued)

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

(ah)	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: “Interest Rate Benchmark Reform” - Phase 1 -
Since the year 2019, the Group applies the exceptions of the Interest Rate Benchmark reform to all affected hedging relationships. A hedging relationship will be affected if the reform generates uncertainty about the moment or the amount of the cash flows related to the hedged account of the hedging instrument in the period prior to the replacement of the rate benchmark with the alternate rate benchmark, given that this rate can be almost risk free. With exceptions applied, the Group has the intention of avoiding any disruption in the existing relationships in the hedge accounting of cash flows and the fair value of interest rate risk which, in the absence of these amendments, would result in the ineffectiveness of the hedge and potential inconsistencies in the hedge accounting as result of the interest rate benchmark reform.
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

At the end of the period 2022, the Group has exposure to mainly
USD-LIBOR
rates; thus, the impact was the change to the SOFR reference rate.
The main affected items within the Group are the derivative positions (interest rate swaps – IRS, and cross currency swaps – CCS, outstanding as of the transition date which accrue
USD-LIBOR
interest) as well as USD LIBOR interest-bearing loans.

F-6
2

Notes to the consolidated financial statements (continued)

Additionally, the Group holds some financial instruments with exposure to the inter-bank EURIBOR rate (Euro Interbank Offered Rate). However, said exposure will continue at the indicated rate, since EURIBOR is considered a benchmark based in real transactions. The rate is defined by the European Money Markets Institute (EEMI).
According to the explained above, these amendments, did not have a significant impact on the Group’s consolidated financial statements.

(ai)	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: “Interest Rate Benchmark Reform” - Phase 2 -
Phase 2 of the Reference Interest Rate Reform provides temporary exceptions that address the effects on financial instruments when a benchmark interest rate offered is replaced by an alternative interest rate (virtually risk-free rates).
The amendments include the following practical exceptions:

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

Notes to the consolidated financial statements (continued)

In March 2021, the FCA informed that all LIBOR rates would stop being published or no longer be representative, defining two dates: the first one, immediately after December 31, 2021, in the case of Sterling Pound, Euro, Swiss Franc, Yen and US dollar, references to one week and two months; and the second one, immediately after June 30, 2023, in the case of the rest of US dollar rates, references to overnight, one, three, six and twelve months. In addition, in July 2021, the Alternative Reference Rates Committee (henceforth the “ARRC”) announced that it was formally recommending the CME Group’s forward-looking Secured Overnight Financing Rate term rates (henceforth the “SOFR Term Rates”) as the benchmark rate.
As of December 31, 2022, Interbank maintains exposure to mainly
USD-LIBOR
rates; thus, the impact has been the change to another rate benchmark. In the United Kingdom, the Financial Conduct Authority (henceforth the “FCA”) is responsible of the regulation of the LIBOR rates. In the United States, the Federal Reserve Bank of New York is leading the transition of the
USD-LIBOR
into the robust rate benchmark Secured Overnight Financial Rate (henceforth “SOFR”).
Regarding the exposures, among the items potentially affecting the Group are commercial loans, financing liabilities and derivative positions. The positions within the balance sheet that accrue interest at the
USD-LIBOR
rate are not significant and represents less than 3 percent of the asset or liability, respectively. In the case of commercial loans, the agreements have been reviewed and they are being changed to SOFR or replacement clauses (fallbacks) are being incorporated that imply changing to the SOFR rate before June 30, 2023. In the case of liabilities, there were exposures in loans and bonds. In the case of loans, the last date of interest calculation will be before June 30, 2023. All new loans are already based on SOFR. In the case of issued bonds, there is one issuance that could pay interest based on LIBOR in the future, but this issuance has a fallback clause, which determines the conditions governing contracts when indexes are not available. In derivative products, the Group adhered to the “ISDA Protocol”, to be aligned to the global market standard. Considering the local contracts, progress is being made in the negotiation process with clients and it is expected to finish before the stipulated period.
Note 10(b)(vi) details the nominal value and the average term in years of derivative financial instruments that are subject to the interest rate benchmark reform.

Notes to the consolidated financial statements (continued)

3.5	Standards issued but not yet effective -
Following is the description of the new and amended standards and interpretations issued, but which are not yet in force at the date of issuance of these consolidated financial statements. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective:

•	IFRS 17 “Insurance contracts”
In May 2017, the IASB issued IFRS 17 “Insurance Contracts”, a comprehensive new accounting standard for insurance contracts, covering recognition and measurement, reporting and disclosure. Once effective, this new accounting standard will replace IFRS 4 “Insurance Contracts”, issued in 2005. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life,
direct insurance and
re-insurance),
regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. A few scope exceptions will apply. On the other hand, IFRS 17 introduces new accounting requirements for baking products with insurance features that may affect the determination of which instruments or which components thereof will be in the scope of IFRS 9 or IFRS 17.
IFRS 17 is effective for comparative reporting periods beginning on or after 1 January 2023. Early application is permitted, provided the entity also applies IFRS 9 and IFRS 15 on or before the date that it first applies IFRS 17. The Group is applying these two standards since 2018.
Following is the description of the main impacts from the adoption of IFRS 17:

(a)	Classification and measurement -
The adoption of IFRS 17 has not changed the classification of the Group’s insurance contracts. However, it establishes specific principles for the recognition and measurement of insurance contracts held by the Group.
The key principles of IFRS 17 consider that the Group:

•
Identifies insurance contracts as those under which the entity accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder.

•	Recognizes and separates in insurance contracts investment components and goods or services components from insurance services and records them according to other standards.

•	Divides insurance contracts into groups that it recognizes and measures:

•
A risk-adjusted present value of the future cash flows (fulfillment cash flow, or “FCF”) that incorporates all available information about the fulfilment cash flows in a way that is consistent with observable market information.

•	Plus:

•	An amount representing the unearned profit in the group of contracts (the contractual service margin, or “CSM”).

•
Recognizes profit from a group of insurance contracts over each period the Group provides insurance contract services, as the Group is released from risk. If a group of contracts is expected to be onerous (i.e., loss-making) over the remaining coverage period, the Group recognizes the loss immediately.

(b)	Transition

(b.1)	Transition methodology -

Notes to the consolidated financial statements (continued)

The Group decided to apply the transition methodology under Fair Value, which consists of obtaining the amount under which a liability portfolio could be transferred to a third party. This amount was compared with the balance of the estimate of technical provisions (Best Estimate Liability – “BEL”) and Risk Adjustment existing at the transition date, and the result was the CSM as of said date. Also, it was determined the future benefit provided by the insurance contracts (Contractual Service Margin – CSM), and will be decommitted to the statement of income to the extent that the Group renders its services to the insured. The CSM balance at the date of transition into IFRS 17 was applied retrospectively for the policies in force at said date.

(b.1.1)	Calculation methodology
The calculation methodology that the Group has applied to determine the Fair Value amount of its portfolios in force as of the date of transition into IFRS 17 is the valuation technique of present value. In this sense, the following calculation components are taken into account:

•	An estimation of the future cash flows for the asset or liability subject to valuation.

•	The expectations of possible variations in the amount and the cash flows calendar that represent the uncertainty inherent to cash flows.

•
The time value of money, represented by the interest rate on risk-free monetary assets that present maturity dates or lives that coincide with the periods covered by the cash flows and do not involve neither uncertainty regarding the calendar nor risk of default for the holder (i.e., risk-free interest rate).

•	The price to bear the uncertainty inherent to cash flows (i.e., a risk premium).

•	Other factors that market participants may take into account considering the circumstances.

•	For a liability, the risk of default related to said liability, including the credit risk of the entity (i.e., the debtor).

(b.2)	Impact on the financial statements -
On the basis on current preliminary estimations, it is expected that the adoption of IFRS 17 may result in a reduction of the Group’s net equity that would oscillate between 8 and 10 percent, to be recorded in retained earnings as of January 1, 2022.

•	Amendments to IAS 1 “Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current”
In January 2020, the IASB issued amendments to IAS 1 with the purpose of specifying the requisites for the classification of liabilities as current or non-current.
The amendments clarify:

•	What is meant by a right to defer a settlement arrangement.

•	That a right to defer must exist at the end of the reporting period.

•	That liability classification unaffected by the likelihood that an entity will exercise its deferral right.

•	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

Notes to the consolidated financial statements (continued)

The amendments are effective for annual periods beginning on January 1, 2023 and must be applied in a retrospectively manner. These amendments are not applicable to the Group because given the nature of its operations (mainly banking and insurance), it does not perform the classification of current and non-current
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

F-
6
7

Notes to the consolidated financial statements (continued)

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
non-mandatory
guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary.
As of the date of this report, the Group’s Management is assessing these amendments to determine their impact on their accounting policy information.

•	Amendments to IAS 12 “Income Taxes”: Deferred Tax related to assets and Liabilities arising from a single transaction
In May 2021, the Board issued amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences.
The amendments should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period presented, a deferred tax asset (provided that sufficient taxable profit is available) and a deferred tax liability should also be recognized for all deductible and taxable temporary differences associated with leases and decommissioning obligations.
The Group is currently assessing these amendments to determine their impact on the consolidated financial statements.

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

F-6
8

Notes to the consolidated financial statements (continued)

4.	Cash and due from banks and inter-bank funds

(a)	The detail of cash and due from banks is as follows:

	2022	2021
	S/(000)	S/(000)
Cash and clearing (b)	2,865,251	2,363,326
Deposits in the BCRP (b)	6,918,526	10,445,851
Deposits in banks (c)	2,923,999	3,607,134
Accrued interest	17,391	3,350

	12,725,167	16,419,661
Restricted funds (d)	468,244	684,804

Total	13,193,411	17,104,465

Cash and cash equivalents presented in the consolidated statements of cash flows exclude the restricted funds and accrued interest; see Note 3.4(ag).

(b)
In accordance with rules in force, Interbank is required to maintain a legal reserve to honor its obligations with the public. This reserve is comprised of funds kept in Interbank and in the BCRP and is made up as follows:

	2022	2021
	S/(000)	S/(000)
Legal reserve (*)
Deposits in the BCRP	6,055,726	6,366,151
Cash in vaults	2,719,277	2,171,601

Subtotal legal reserve	8,775,003	8,537,752
Non-mandatory reserve
Overnight deposit in BCRP (**)	762,800	—

F-
6
9

Notes to the consolidated financial statements (continued)

	2022	2021
	S/(000)	S/(000)
Cash and clearing	145,903	191,673
Term deposits in BCRP (***)	100,000	4,079,700

Subtotal non-mandatory reserve	1,008,703	4,271,373

Cash balances not subject to legal reserve	71	52

Total	9,783,777	12,809,177

(*)
The legal reserve funds maintained in the BCRP are
non-interest
bearing, except for the part that exceeds the minimum reserve required that accrued interest at a nominal annual rate. According to the information note “Interest rate of the reserve funds in the Central Reserve Bank of Peru”, starting in February 2022, the rate used for the calculation of interest was the Secured Overnight Financing Rate (“SOFR”) (in the year 2021, the rate used was the London Inter-Bank Offered Rate (LIBOR)). As of December 31, 2022 and 2021, the excess in foreign currency accrued interest in US Dollars at an annual average rate of 3.79 and 0.01 percent. During 2022 and 2021, Interbank did not maintain excess reserves in national currency.

In Group Management’s opinion, Interbank has complied with the requirements established by the rules in force related to the computation of the legal reserve.

(**)
As of December 31, 2022, corresponds to an overnight deposit in foreign currency for US$200,000,000 (approximately equivalent to S/762,800,000) in the BCRP, with maturity in the first days of January 2023 and accrued interest an annual interest rate of 4.39 percent.

(***)
As of December 31, 2022, corresponds to a term deposit in local currency that Interbank maintained in the BCRP, mature in the first days of January 2023, and accrues interest at an annual interest rate of 7.50 percent (five term deposits in local currency that Interbank maintained in the BCRP, matured in the first days of January 2022, and accrued interest at an annual interest rate of 2.50 percent, as of December 31, 2021).

F-
70

Notes to the consolidated financial statements (continued)

(c)	Deposits in domestic banks and abroad are mainly in Soles and US Dollars, they are freely available and accrue interest at market rates.

(d)	The Group maintains restricted funds related to:

	2022	2021
	S/(000)	S/(000)
Inter-bank transfers (*)	431,052	141,681
Derivative financial instruments, Note 10(b)(i)	34,784	121,613
Repurchase agreements with BCRP (**)	—	419,410
Others	2,408	2,100

Total	468,244	684,804

(*)	Funds held at BC RP to guarantee transfers made through the Electronic Clearing House (“CCE”, by its Spanish acronym).
(**)	As of December 31, 2021, correspond to deposits maintained in the BCRP which guarantee agreements with said entity; see Note 12(b).

(e)	Inter-bank funds
These are loans made between financial institutions with maturity, in general, minor than 30 days. As of December 31, 2022, Inter-bank funds assets and liabilities accrue interest at an annual rate of 7.50 percent in local currency (annual rate of 2.50 percent in local currency for Inter-bank funds assets, as of December 31, 2021); and do not have specific guarantees.

F-
71

Notes to the consolidated financial statements (continued)

5.	Financial investments

(a)	This caption is made up as follows, as of December 31, 2022 and 2021:

	2022	2021
	S/(000)	S/(000)
Debt instruments measured at fair value through other comprehensive income (b) and (c)	16,716,517	17,629,787
Investments at amortized cost (d)	3,231,139	3,225,174
Investments at fair value through profit or loss (e)	1,932,993	2,706,271
Equity instruments measured at fair value through other comprehensive income (f)	512,884	623,718

Total financial investments	22,393,533	24,184,950

Accrued income
Debt instruments measured at fair value through other comprehensive income (b)	322,425	291,488
Investments at amortized cost (d)	71,640	70,856

Total	22,787,598	24,547,294

In the determination of the expected loss for the financial investments’ portfolio, the Group has not needed to apply any subsequent adjustment to the model through the expert judgment, as it has been in the case of the loan portfolio, see Note 30.1, because the most significant investments held as of December 31, 2022 and 2021 are permanently evaluated by local and international credit-rating agencies, in an individual manner. Said agencies periodically modify the ratings of the issuers in accordance with the risk variation of each of the financial instrument, based on the particular situation of issuers.

F-7
2

Notes to the consolidated financial statements (continued)

(b)	Following is the detail of debt instruments measured at fair value through other comprehensive income:

		Unrealized gross amount				Annual effective interest rates
	Amortized cost	Gains	Losses (c)	Estimated fair value	Maturity	S/		US$
	S/(000)	S/(000)	S/(000)	S/(000)		Min	Max	Min	Max
						%	%	%	%
2022
Corporate, leasing and subordinated bonds (*)	8,707,969	9,477	(1,143,244)	7,574,202	Jan-23 / Feb-97	1.60	13.26	5.10	13.14
Sovereign Bonds of the Republic of Peru (**)	7,878,445	590	(1,270,254)	6,608,781	Sep-23 / Feb-55	1.89	8.14	—	—
Variable interest Certificates of Deposit issued by the Central Reserve Bank of Peru	1,434,752	89	(5)	1,434,836	Jan-23 / Mar-23	7.29	7.46	—	—
Bonds guaranteed by the Peruvian Government	512,316	1,698	(26,286)	487,728	Oct-24 / Oct-33	3.48	6.01	6.86	8.25
Global Bonds of the Republic of Peru	508,813	—	(55,527)	453,286	Jul-25 / Dec-32	—	—	5.18	5.60
Global Bonds of the Republic of Colombia	82,836	—	(2,026)	80,810	Mar-23 / Feb-24	—	—	6.07	6.23
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	44,234	—	(366)	43,868	Mar-23	2.28	2.28	—	—
Other	39,627	—	(6,621)	33,006	Nov-31 / Feb-34	—	—	3.85	6.06

Total	19,208,992	11,854	(2,504,329)	16,716,517

Accrued interest				322,425

Total				17,038,942

		Unrealized gross amount				Annual effective interest rates
	Amortized cost	Gains	Losses (c)	Estimated fair value	Maturity	S/		US$
	S/(000)	S/(000)	S/(000)	S/(000)		Min	Max	Min	Max
						%	%	%	%
2021
Corporate, leasing and subordinated bonds (*)	8,125,394	326,929	(300,143)	8,152,180	Jan-22 / Feb-97	0.31	12.48	0.74	23.15
Sovereign Bonds of the Republic of Peru (**)	7,374,357	44	(655,048)	6,719,353	Aug-24 / Feb-55	3.03	6.91	—	—
Variable interest Certificates of Deposit issued by the Central Reserve Bank of Peru	1,440,926	131	(113)	1,440,944	Jan-22 / Mar-22	0.04	0.04	—	—
Global Bonds of the Republic of Peru	537,871	—	(11,148)	526,723	Jul-25 / Dec-32	—	—	1.81	2.83
Bonds guaranteed by the Peruvian Government	529,142	7,973	(12,710)	524,405	Oct-24 / Oct-33	3.35	5.51	3.53	7.62
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	179,815	—	(608)	179,207	Jan-22 / Mar-23	0.31	2.28	—	—
Global Bonds of the Republic of Colombia	88,180	—	(1,205)	86,975	Mar-23 / Feb-24	—	—	1.93	2.48

Total	18,275,685	335,077	(980,975)	17,629,787

Accrued interest				291,488

Total				17,921,275

(*)
As of December 31, 2022, Inteligo holds corporate bonds from several entities for approximately S/
116,603
,000, which guarantee loans with Bank J. Safra Sarasin, see Note 12(h). As of December 31, 2021, Inteligo held corporate bonds and mutual funds from several entities for approximately S/
391,616
,000, which guarantee loans with Credit Suisse First Boston and Bank J. Safra Sarasin; see Note 12(h) and (i).

(**)
As of December 31, 2022 and 2021, Interbank holds Sovereign Bonds of the Republic of Peru for approximately S/
1,047,815
,000 and S/
335,529
,000, respectively, which guarantee loans with the BCRP, see Note 12(b).

The following table shows the credit quality and maximum exposure to credit risk based on the Group’s internal credit rating of debt instruments measured at fair value through other comprehensive income as of December 31, 2022 and 2021. The amounts presented do not consider impairment.

F-7
3

Notes to the consolidated financial statements (continued)

	2022				2021
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	2,271,038	—	—	2,271,038	1,917,827	—	—	1,917,827
Standard grade	13,499,740	945,321	—	14,445,061	14,815,454	896,506	—	15,711,960
Sub-standard grade	—	—	—	—	—	—	—	—
Impaired
Individual	—	—	418	418	—	—	—	—

Total	15,770,778	945,321	418	16,716,517	16,733,281	896,506	—	17,629,787

(c)
The Group, according to the business model applied to these debt instruments, has the capacity to hold these investments for a sufficient period that allows the early recovery of the fair value, up to the maximum period for the early recovery or the due date.

F-7
4

Notes to the consolidated financial statements (continued)

The following table shows the analysis of changes in fair value and the corresponding expected credit loss:

	2022
Gross carrying amount of debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	16,733,281	896,506	—	17,629,787
New originated or purchased assets	3,211,041	—	—	3,211,041
Assets matured or derecognized (excluding write-offs)	(1,939,686)	(10,531)	—	(1,950,217)
Change in fair value	(1,906,272)	(14,416)	(9,210)	(1,929,898)
Transfers to Stage 1	—	—	—	—
Transfers to Stage 2	(88,095)	88,095	—	—
Transfers to Stage 3	(2,162)	(7,805)	9,967	—
Write-offs	—	—	—	—
Foreign exchange effect	(237,329)	(6,528)	(339)	(244,196)

End of year balances	15,770,778	945,321	418	16,716,517

	2022
Movement of the allowance for expected credit losses for debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	9,456	31,652	—	41,108
New originated or purchased assets	3,132	—	—	3,132
Assets matured or derecognized (excluding write-offs)	(416)	(46)	—	(462)
Transfers to Stage 1	—	—	—	—
Transfers to Stage 2	(105)	105	—	—
Transfers to Stage 3	(305)	(993)	1,298	—
Effect on the expected credit loss due to the change of the stage during the year	—	3,237	12,311	15,548
Others (*)	(1,186)	(4,282)	—	(5,468)
Write-offs	—	—	—	—
Recoveries	—	—	—	—
Foreign exchange effect	246	(73)	(57)	116

Expected credit loss at the end of the period	10,822	29,600	13,552	53,974

(*)	Corresponds mainly to the effects on the expected loss because of changes in investment ratings and that not necessarily have resulted in stage transfers during the year.

F-
7
5

Notes to the consolidated financial statements (continued)

	2021
Gross carrying amount of debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	17,690,212	212,140	—	17,902,352
New originated or purchased assets	4,515,849	—	—	4,515,849
Assets matured or derecognized (excluding write-offs)	(3,104,080)	(149,785)	—	(3,253,865)
Change in fair value	(2,845,868)	608,321	—	(2,237,547)
Transfers to Stage 1	3,979	(3,979)	—	—
Transfers to Stage 2	(217,915)	217,915	—	—
Transfers to Stage 3	—	—	—	—
Write-offs	—	—	—	—
Foreign exchange effect	691,104	11,894	—	702,998

End of year balances	16,733,281	896,506	—	17,629,787

	2021
Movement of the allowance for expected credit losses for debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	9,417	62,143	—	71,560
New originated or purchased assets	2,723	246	—	2,969
Assets matured or derecognized (excluding write-offs)	(3,360)	(27)	—	(3,387)
Transfers to Stage 1	1,058	(1,058)	—	—
Transfers to Stage 2	(857)	857	—	—
Transfers to Stage 3	—	—	—	—
Effect on the expected credit loss due to the change of the stage during the year	—	15,696	—	15,696
Others (*)	80	(46,256)	—	(46,176)
Write-offs	—	—	—	—
Recoveries	—	—	—	—
Foreign exchange effect	395	51	—	446

Expected credit loss at the end of the period	9,456	31,652	—	41,108

(*)	Corresponds mainly to the effects on the expected loss because of changes in investment ratings and that not necessarily have resulted in stage transfers during the year.
In the determination of the expected loss for the portfolio of financial investments, for the years 2022 and 2021; it has not been necessary to perform a subsequent adjustment to the model because it captures the expected loss in a satisfactory manner considering the Group portfolio investments.
As a result of the assessment of the impairment of its debt instruments at fair value through other comprehensive income, the Group recorded a loss of S/12,752,000 during the year 2022, a reversal of impairment of S/30,898,000 during the year 2021, and an expense of S/32,904,000 during the year 2020, which are presented in the caption “(Loss) recovery to impairment of financial investments” in the consolidated statement of income. The movement of unrealized results of investments at fair value through other comprehensive income, net of Income Tax and non-controlling
interest, is presented in Notes 16(d) and (e).

F-
7
6

Notes to the consolidated financial statements (continued)

(d)
As of December 31, 2022 and 2021, investments at amortized cost corresponds to Sovereign Bonds of the Republic of Peru issued in Soles, for an amount of S/3,302,779,000 and S/3,296,030,000, respectively, including accrued interest. Said investments present low credit risk and the expected credit loss is not significant.

As of December 31, 2022, these investments have maturity dates that range from September 2023 to August 2037, have accrued interest at effective annual rates ranging from 4.29 percent and 6.64 percent, and estimated fair value amounting to approximately S/2,949,507,000 (as of December 31, 2021, their maturity dates ranged from September 2023 to August 2037, accrued interest at effective annual rates between 4.29 percent and 6.58 percent, and its estimated fair value amounted to approximately S/3,181,392,000).
As of December 31, 2022 and 2021, Interbank keeps loans with the BCRP that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/2,310,536,000 and S/1,643,293,000, respectively; see Note 12(b).

(e)	The composition of financial instruments at fair value through profit or loss is as follows:

	2022	2021
	S/(000)	S/(000)
Equity instruments
Local and foreign mutual funds and investment funds participations	1,517,075	1,830,098
Listed shares	315,820	651,813
Non-listed shares	74,430	184,973
Debt instruments
Corporate, leasing and subordinated bonds	25,668	39,387

Total	1,932,993	2,706,271

As of December 31, 2022 and 2021, investments at fair value through profit or loss include investments held for trading for approximately S/209,549,000 and S/282,781,000, respectively; and those assets that are necessarily measured at fair value through profit or loss for approximately S/1,723,444,000 and S/2,423,490,000, respectively.
During the year 2022, the Group recognized losses from valuation of instruments at fair value through profit or loss for approximately S/257,570,000 (during the year 2021 and 2020, recognized gains for S/85,075,000, S/205,090,000, respectively), which are part of caption “Net (loss) gain from financial assets at fair value through profit or loss” of the consolidated statement of income.
During the years 2022, 2021 and 2020, the Group has received dividends from these investments for approximately S/33,897,000, S/2,536,000 and S/2,887,000, respectively, which are presented in the caption “Interest and similar income” of the consolidated statement of income.

F-
7
7

Notes to the consolidated financial statements (continued)

(f)	As of December 31, 2022 and 2021, the composition of equity instruments measured at fair value through other comprehensive income is as follow:

	2022	2021
	S/(000)	S/(000)
Listed shares (g)	474,588	583,684
Non-listed shares	38,296	40,034

Total	512,884	623,718

As of December 31, 2022 and 2021, it corresponds to investments in shares in the biological sciences, distribution of machinery, energy, telecommunications, financial and massive consumption sectors that are listed on the domestic and foreign markets.
During the years 2022, 2021 and 2020, the Group received dividends from these investments for approximately S/45,031,000, S/99,200,000 and S/100,407,000, respectively, which are included in the caption “Interest and similar income” in the consolidated statement of income.

(g)
During
the year 2022, the Group sold shares of several entities, which were irrevocably designated at fair value through other comprehensive income. The total amount of the sales amounted to S/345,791,000 generating total gains for approximately S/16,313,000 (in 2021, the sales amounted to S/1,240,052,000, generating total losses for approximately S/180,905,000; in 2020, the sales amounted to S/158,083,000, generating total losses for approximately S/24,154,000). Said gains were reclassified to caption “Retained Earnings” of the consolidated statement of changes in equity.

In October 2021, the Group sold the 2,396,920 shares it held in InRetail Peru Corp. (a related entity), that represented 2.33 percent of its capital stock, which were irrevocably designated at fair value through other comprehensive income. The sale was trade through Lima Stock Exchange, at market value for a total amount of US$84,108,000, equivalent to S/341,646,000. Since the acquisition date, the Group had recorded a cumulative gain on valuation for approximately S/270,993,000. In accordance with the provisions of IFRS 9 and considering the classification of this investment; said gain was recorded as a decrease in the caption “Unrealized results, net” and an increase in the caption “Retained earnings” of the consolidated statements of changes in equity.

F-7
8

Notes to the consolidated financial statements (continued)

(h)
The following is the balance of investments at fair value through other comprehensive income (debt and equity instruments) and investments at amortized cost as of December 31, 2022 and 2021 classified by contractual maturity (without including accrued interest):

	2022		2021
	Investments at fair value through other comprehensive income	Investments at amortized cost	Investments at fair value through other comprehensive income	Investments at amortized cost
	S/(000)	S/(000)	S/(000)	S/(000)
Up to 3 months	1,610,691	—	1,597,490	—
From 3 months to 1 year	152,533	494,872	185,274	—
From 1 to 3 years	1,160,014	640,314	1,126,012	1,143,436
From 3 to 5 years	2,329,056	443,799	2,418,557	456,784
From 5 years onwards	11,464,223	1,652,154	12,302,454	1,624,954
Equity instruments (without maturity)	512,884	—	623,718	—

Total	17,229,401	3,231,139	18,253,505	3,225,174

(i)	Below are the debt instruments measured at fair value through other comprehensive income and at amortized cost according to the stages indicated by IFRS 9 as of December 31, 2022 and 2021:

	2022
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	9,839,920	—	—	9,839,920
Corporate, leasing and subordinated bonds	6,709,273	864,511	418	7,574,202
Variable interest Certificates of Deposit issued by the BCRP	1,434,836	—	—	1,434,836
Bonds guaranteed by the Peruvian government	487,728	—	—	487,728
Global Bonds of the Republic of Peru	453,286	—	—	453,286
Global Bonds of the Republic of Colombia	—	80,810	—	80,810
Negotiable Certificates of Deposit issued by the BCRP	43,868	—	—	43,868
Others	33,006	—	—	33,006

Total	19,001,917	945,321	418	19,947,656

F-
7
9

Notes to the consolidated financial statements (continued)

	2021
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	9,944,527	—	—	9,944,527
Corporate, leasing and subordinated bonds	7,342,649	809,531	—	8,152,180
Variable interest Certificates of Deposit issued by the BCRP	1,440,944	—	—	1,440,944
Global Bonds of the Republic of Peru	526,723	—	—	526,723
Bonds guaranteed by the Peruvian Government	524,405	—	—	524,405
Negotiable Certificates of Deposit issued by the BCRP	179,207	—	—	179,207
Global Bonds of the Republic of Colombia	—	86,975	—	86,975

Total	19,958,455	896,506	—	20,854,961

6.	Loan, net

(a)	This caption is made up as follows:

	2022	2021
	S/(000)	S/(000)
Direct loans
Loans (*)	35,977,734	35,490,230
Credit cards and other loans (**)	6,239,314	4,814,758
Leasing	1,174,542	1,110,958
Factoring	1,011,496	867,765
Discounted notes	894,588	572,334
Advances and overdrafts	38,763	40,978
Refinanced loans	322,941	236,520
Past due and under legal collection loans	1,365,972	1,554,679

	47,025,350	44,688,222

Plus (minus)
Accrued interest from performing loans	527,615	404,923
Unearned interest and interest collected in advance	(22,112)	(22,645)
Impairment allowance for loans (d)	(2,027,855)	(2,064,917)

Total direct loans, net	45,502,998	43,005,583

Indirect loans, Note 18(a)	4,487,347	4,440,458

(*)
As of December 31, 2022 and 2021, Interbank maintains repo operations of loans represented in securities according to the BCRP’s definition. In consequence, loans provided as guarantee amounts to S/1,909,375,000 and S/4,389,903,000, respectively, and is presented in the caption “Loan, net”, and the related liability is presented in the caption “Due to banks and correspondents” of the consolidated statement of financial position; see Note 12(b).

(**)	As of December 31, 2022 and 2021, it includes non-revolving consumer loans related to credit card lines for approximately S/3,225,874,000 and S/2,536,448,000, respectively.

F-
80

Notes to the consolidated financial statements (continued)

(b)	The classification of the direct loan portfolio is as follows:

	2022	2021
	S/(000)	S/(000)
Commercial loans (c.1)	21,412,126	22,118,918
Consumer loans (c.1)	14,967,799	12,514,499
Mortgage loans (c.1)	9,286,944	8,552,304
Small and micro-business loans (c.1)	1,358,481	1,502,501

Total	47,025,350	44,688,222

Following is the balance of loans under the “Reactiva Peru” program as of December 31, 2022 and 2021:

	2022	2021
	S/(000)	S/(000)
Commercial loans	1,704,203	3,848,904
Small and micro-business loans	595,744	1,047,233

Total	2,299,947	4,896,137

As of December 31, 2022 and 2021, the balance of rescheduled loans as a consequence of the
Covid-19
explained in Note 1(c.2) amounted to S/5,048,978,000 and S/6,266,601,000, respectively.
For purposes of estimating the impairment loss in accordance with IFRS 9, the Group’s loans are segmented into homogeneous groups that share similar risk characteristics; the Group determined these 3 types of portfolios: Retail Banking (consumer and mortgage loans), Commercial Banking (commercial loans) and Small Business Banking (loans to small and micro-business).

F-
81

Notes to the consolidated financial statements (continued)

(c)
The following table shows the credit quality and maximum exposure to credit risk based on the Group’s internal credit rating as of December 31, 2022 and 2021. The amounts presented do not consider impairment.

	2022				2021
Direct loans, (c.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	35,613,991	1,111,421	—	36,725,412	33,465,863	428,269	—	33,894,132
Standard grade	4,282,904	835,217	—	5,118,121	4,408,249	371,023	—	4,779,272
Sub-standard grade	776,603	940,391	—	1,716,994	1,918,709	1,191,914	—	3,110,623
Past due but not impaired	1,124,557	1,150,139	—	2,274,696	729,660	862,359	—	1,592,019
Impaired
Individually	—	—	45,907	45,907	—	—	41,069	41,069
Collectively	—	—	1,144,220	1,144,220	—	—	1,271,107	1,271,107

Total direct loans	41,798,055	4,037,168	1,190,127	47,025,350	40,522,481	2,853,565	1,312,176	44,688,222

	2022				2021
Contingent Credits: Guarantees and stand-by letters, import and export letters of credit (substantially, all indirect loans correspond to commercial loans)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	3,945,307	402,336	—	4,347,643	3,871,575	347,420	—	4,218,995
Standard grade	12,083	39,541	—	51,624	79,334	798	—	80,132
Sub-standard grade	2,051	59,953	—	62,004	33,453	82,821	—	116,274
Past due but not impaired	—	—	—	—	—	—	—	—
Impaired
Individually	—	—	9,330	9,330	—	—	12,909	12,909
Collectively	—	—	16,746	16,746	—	—	12,148	12,148

Total indirect loans	3,959,441	501,830	26,076	4,487,347	3,984,362	431,039	25,057	4,440,458

F-8
2

Notes to the consolidated financial statements (continued)

(c.1)	The following tables show the credit quality and maximum exposure to credit risk for each classification of the direct loans:

	2022				2021
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	16,213,146	914,480	—	17,127,626	16,535,489	372,946	—	16,908,435
Standard grade	1,991,637	230,180	—	2,221,817	2,229,068	163,143	—	2,392,211
Sub-standard grade	380,679	171,648	—	552,327	1,094,980	509,141	—	1,604,121
Past due but not impaired	704,067	398,185	—	1,102,252	376,301	324,017	—	700,318
Impaired
Individually	—	—	45,907	45,907	—	—	41,069	41,069
Collectively	—	—	362,197	362,197	—	—	472,764	472,764

Total direct loans	19,289,529	1,714,493	408,104	21,412,126	20,235,838	1,369,247	513,833	22,118,918

	2022				2021
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	11,331,807	181,066	—	11,512,873	9,365,186	53,219	—	9,418,405
Standard grade	1,139,837	579,625	—	1,719,462	1,386,872	75,474	—	1,462,346
Sub-standard grade	60,415	542,841	—	603,256	527,381	391,980	—	919,361
Past due but not impaired	153,865	526,042	—	679,907	89,186	270,241	—	359,427
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	452,301	452,301	—	—	354,960	354,960

Total direct loans	12,685,924	1,829,574	452,301	14,967,799	11,368,625	790,914	354,960	12,514,499

F-8
3

Notes to the consolidated financial statements (continued)

	2022				2021
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	7,490,495	1,033	—	7,491,528	6,749,848	1,838	—	6,751,686
Standard grade	667,599	15,411	—	683,010	715,652	43,702	—	759,354
Sub-standard grade	334,967	200,226	—	535,193	287,750	159,549	—	447,299
Past due but not impaired	205,728	132,958	—	338,686	231,610	93,827	—	325,437
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	238,527	238,527	—	—	268,528	268,528

Total direct loans	8,698,789	349,628	238,527	9,286,944	7,984,860	298,916	268,528	8,552,304

	2022				2021
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	578,543	14,842	—	593,385	815,340	266	—	815,606
Standard grade	483,831	10,001	—	493,832	76,657	88,704	—	165,361
Sub-standard grade	542	25,676	—	26,218	8,598	131,244	—	139,842
Past due but not impaired	60,897	92,954	—	153,851	32,563	174,274	—	206,837
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	91,195	91,195	—	—	174,855	174,855

Total direct loans	1,123,813	143,473	91,195	1,358,481	933,158	394,488	174,855	1,502,501

F-8
4

Notes to the consolidated financial statements (continued)

(d)	The balances of the direct and indirect loan portfolio and the movement of the respective allowance for expected credit loss, calculated according to IFRS 9, is as follows:

(d.1)	Direct loans

	2022				2021
Gross carrying amount of direct loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	40,522,481	2,853,565	1,312,176	44,688,222	34,893,278	5,744,690	2,443,936	43,081,904
New originated or purchased assets	22,393,323	—	—	22,393,323	21,545,125	—	—	21,545,125
Assets matured or derecognized (excluding write-offs)	(14,636,477)	(1,194,405)	(429,348)	(16,260,230)	(14,791,609)	(760,419)	(126,811)	(15,678,839)
Transfers to Stage 1	1,019,478	(1,014,657)	(4,821)	—	4,351,705	(3,843,213)	(508,492)	—
Transfers to Stage 2	(3,131,710)	3,161,335	(29,625)	—	(2,064,223)	2,730,130	(665,907)	—
Transfers to Stage 3	(401,017)	(317,282)	718,299	—	(810,812)	(775,058)	1,585,870	—
Write-offs	—	—	(960,918)	(960,918)	—	—	(1,444,538)	(1,444,538)
Others (*)	(3,383,889)	575,338	590,017	(2,218,534)	(3,593,568)	(316,605)	(16,412)	(3,926,585)
Foreign exchange effect	(584,134)	(26,726)	(5,653)	(616,513)	992,585	74,040	44,530	1,111,155

End of year balances	41,798,055	4,037,168	1,190,127	47,025,350	40,522,481	2,853,565	1,312,176	44,688,222

	2022				2021
Changes in the allowance for expected credit losses for direct loans, see (d.1.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of year balances	956,456	404,881	703,580	2,064,917	180,241	1,145,207	1,659,403	2,984,851

Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	503,454	—	—	503,454	397,989	—	—	397,989
Assets matured or derecognized (excluding write-offs)	(173,872)	(237,110)	(302,861)	(713,843)	(114,680)	(65,927)	(43,917)	(224,524)
Transfers to Stage 1	166,755	(163,090)	(3,665)	—	439,400	(438,283)	(1,117)	—
Transfers to Stage 2	(259,226)	268,700	(9,474)	—	(208,937)	428,732	(219,795)	—
Transfers to Stage 3	(74,178)	(88,551)	162,729	—	(116,057)	(271,149)	387,206	—
Impact on the expected credit loss for credits that change stage in the year (***)	(129,388)	176,416	340,244	387,272	(107,177)	(238,805)	239,241	(106,741)
Others (**)	(382,355)	375,448	666,581	659,674	479,443	(159,658)	13,495	333,280

Total	(348,810)	331,813	853,554	836,557	769,981	(745,090)	375,113	400,004
Write-offs	—	—	(1,021,539)	(1,021,539)	—	—	(1,525,094)	(1,525,094)
Recovery of written–off loans	—	—	155,070	155,070	—	—	181,969	181,969
Foreign exchange effect	912	592	(8,654)	(7,150)	6,234	4,764	12,189	23,187

Expected credit loss at the end of year balances	608,558	737,286	682,011	2,027,855	956,456	404,881	703,580	2,064,917

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

(***)
During 2022 and 2021, the Group applied its expert judgement with the purpose of reflecting the effects of the political and economic uncertainty that were not considered in the forward-looking model, which led to incur in a higher provision for expected loss, see Note 30.1(d.7).

F-
8
5

Notes to the consolidated financial statements (continued)

(d.1.1)	The following tables show the movement of the allowance for expected credit losses for each classification of the direct loan portfolio:

	2022				2021
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	100,874	60,100	182,467	343,441	71,272	98,040	68,448	237,760

Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	33,506	—	—	33,506	30,045	—	—	30,045
Assets derecognized or matured (excluding write-offs)	(18,984)	(37,865)	(92,529)	(149,378)	(33,005)	(12,728)	(2,726)	(48,459)
Transfers to Stage 1	41,140	(40,152)	(988)	—	26,456	(26,456)	—	—
Transfers to Stage 2	(15,952)	16,311	(359)	—	(19,847)	19,847	—	—
Transfers to Stage 3	(6,603)	(48,516)	55,119	—	(22,205)	(16,355)	38,560	—
Impact on the expected credit loss for credits that change stage in the year (**)	(31,403)	4,752	16,864	(9,787)	(16,399)	44,934	143,162	171,697
Others (*)	(57,822)	91,880	63,218	97,276	58,996	(50,913)	(44,625)	(36,542)

Total	(56,118)	(13,590)	41,325	(28,383)	24,041	(41,671)	134,371	116,741
Write-offs	—	—	(68,362)	(68,362)	—	—	(27,392)	(27,392)
Recovery of written–off loans	—	—	5,942	5,942	—	—	1,404	1,404
Foreign exchange effect	718	801	(7,073)	(5,554)	5,561	3,731	5,636	14,928

Expected credit loss at end of year	45,474	47,311	154,299	247,084	100,874	60,100	182,467	343,441

	2022				2021
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	802,421	263,219	336,041	1,401,681	85,321	901,602	1,426,470	2,413,393

Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	438,109	—	—	438,109	348,647	—	—	348,647
Assets derecognized or matured (excluding write-offs)	(141,201)	(144,553)	(100,740)	(386,494)	(77,181)	(49,433)	(25,906)	(152,520)
Transfers to Stage 1	44,453	(43,487)	(966)	—	382,412	(381,300)	(1,112)	—
Transfers to Stage 2	(229,316)	234,062	(4,746)	—	(149,863)	362,940	(213,077)	—
Transfers to Stage 3	(59,129)	(13,433)	72,562	—	(77,865)	(223,051)	300,916	—
Impact on the expected credit loss for credits that change stage in the year (**)	(35,112)	163,681	293,678	422,247	(74,056)	(332,709)	(22,895)	(429,660)
Others (*)	(286,212)	198,393	580,849	493,030	364,973	(15,296)	109,462	459,139

Total	(268,408)	394,663	840,637	966,892	717,067	(638,849)	147,388	225,606
Write-offs	—	—	(886,200)	(886,200)	—	—	(1,414,948)	(1,414,948)
Recovery of written–off loans	—	—	140,438	140,438	—	—	175,287	175,287
Foreign exchange effect	(8)	(408)	(14)	(430)	33	466	1,844	2,343

Expected credit loss at end of year	534,005	657,474	430,902	1,622,381	802,421	263,219	336,041	1,401,681

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

(**)
During 2022 and 2021, the Group applied its expert judgement with the purpose of reflecting the effects of the political and economic uncertainty that were not considered in the forward-looking model, which led to incur in a higher provision for expected loss, see Note 30.1(d.7).

F-
8
6

Notes to the consolidated financial statements (continued)

	2022				2021
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	12,669	42,681	99,850	155,200	11,123	62,782	114,079	187,984

Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	1,473	—	—	1,473	2,357	—	—	2,357
Assets derecognized or matured (excluding write-offs)	(435)	(763)	(10,957)	(12,155)	(1,787)	(1,038)	(12,929)	(15,754)
Transfers to Stage 1	6,103	(6,103)	—	—	9,458	(9,458)	—	—
Transfers to Stage 2	(778)	4,871	(4,093)	—	(2,896)	9,457	(6,561)	—
Transfers to Stage 3	(467)	(1,254)	1,721	—	(1,106)	(1,753)	2,859	—
Impact on the expected credit loss for credits that change stage in the year (**)	(5,871)	4,342	11,518	9,989	(4,155)	(20,041)	(11,576)	(35,772)
Others (*)	(8,663)	(31,688)	(49,097)	(89,448)	(915)	2,170	11,800	13,055

Total	(8,638)	(30,595)	(50,908)	(90,141)	956	(20,663)	(16,407)	(36,114)
Write-offs	—	—	(2,267)	(2,267)	—	—	(2,419)	(2,419)
Recovery of written–off loans	—	—	—	—	—	—	—	—
Foreign exchange effect	205	199	(1,574)	(1,170)	590	562	4,597	5,749

Expected credit loss at end of year	4,236	12,285	45,101	61,622	12,669	42,681	99,850	155,200

	2022				2021
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	40,492	38,881	85,222	164,595	12,525	82,783	50,406	145,714

Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	30,366	—	—	30,366	16,940	—	—	16,940
Assets derecognized or matured (excluding write-offs)	(13,252)	(53,929)	(98,635)	(165,816)	(2,707)	(2,728)	(2,356)	(7,791)
Transfers to Stage 1	75,059	(73,348)	(1,711)	—	21,074	(21,069)	(5)	—
Transfers to Stage 2	(13,180)	13,456	(276)	—	(36,331)	36,488	(157)	—
Transfers to Stage 3	(7,979)	(25,348)	33,327	—	(14,881)	(29,990)	44,871	—
Impact on the expected credit loss for credits that change stage in the year (**)	(57,002)	3,641	18,184	(35,177)	(12,567)	69,011	130,550	186,994
Others (*)	(29,658)	116,863	71,611	158,816	56,389	(95,619)	(63,142)	(102,372)

Total	(15,646)	(18,665)	22,500	(11,811)	27,917	(43,907)	109,761	93,771
Write-offs	—	—	(64,710)	(64,710)	—	—	(80,335)	(80,335)
Recovery of written–off loans	—	—	8,690	8,690	—	—	5,278	5,278
Foreign exchange effect	(3)	—	7	4	50	5	112	167

Expected credit loss at end of year	24,843	20,216	51,709	96,768	40,492	38,881	85,222	164,595

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

(**)
During 2022 and 2021, the Group applied its expert judgement with the purpose of reflecting the effects of the political and economic uncertainty that were not considered in the forward-looking model, which led to incur in a higher provision for expected loss, see Note 30.1(d.7).

F-
8
7

Notes to the consolidated financial statements (continued)

(d.2)	Indirect loans (substantially, all indirect loans correspond to commercial loans)

	2022				2021
Gross carrying amount of contingent credits, guarantees and stand-by letters, import and export letters of credit	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	3,984,362	431,039	25,057	4,440,458	4,042,757	539,112	30,062	4,611,931
New originated or purchased assets	1,829,985	—	—	1,829,985	1,667,947	—	—	1,667,947
Assets derecognized or matured	(1,470,891)	(168,603)	(9,627)	(1,649,121)	(1,887,316)	(139,391)	(13,564)	(2,040,271)
Transfers to Stage 1	25,315	(25,315)	—	—	114,321	(114,261)	(60)	—
Transfers to Stage 2	(258,992)	258,992	—	—	(136,230)	136,230	—	—
Transfers to Stage 3	(633)	(10,035)	10,668	—	(3,065)	(5,325)	8,390	—
Others (*)	(58,323)	25,454	(22)	(32,891)	(14,239)	(15,369)	—	(29,608)
Foreign exchange effect	(91,382)	(9,702)	—	(101,084)	200,187	30,043	229	230,459

End of year balances	3,959,441	501,830	26,076	4,487,347	3,984,362	431,039	25,057	4,440,458

	2022				2021
Changes in the allowance for expected credit losses for contingent credits, guarantees and stand-by letters, import and export letters of credit	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S(000)	S(000)	S(000)	S(000)	S(000)	S(000)	S(000)	S(000)
Expected credit loss at beginning of year balances	8,594	18,492	13,243	40,329	15,741	18,945	23,037	57,723

Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	5,615	—	—	5,615	4,016	—	—	4,016
Assets derecognized or matured	(4,838)	(2,016)	(6,241)	(13,095)	(8,737)	(1,222)	(9,991)	(19,950)
Transfers to Stage 1	109	(109)	—	—	485	(474)	(11)	—
Transfers to Stage 2	(854)	854	—	—	(1,464)	1,464	—	—
Transfers to Stage 3	(57)	(171)	228	—	(754)	(294)	1,048	—
Impact on the expected credit loss for credits that change stage in the year	(47)	585	623	1,161	(138)	542	681	1,085
Others (**)	(274)	(467)	1,054	313	(1,198)	(815)	(1,565)	(3,578)

Total	(346)	(1,324)	(4,336)	(6,006)	(7,790)	(799)	(9,838)	(18,427)
Foreign exchange effect	106	1,037	29	1,172	643	346	44	1,033

Expected credit loss at the end of year balances, Note 10(a)	8,354	18,205	8,936	35,495	8,594	18,492	13,243	40,329

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

F-
8
8

Notes to the consolidated financial statements (continued)

(e)
In Management’s opinion, the allowance for loan losses recorded as of December 31, 2022 and 2021, has been established in accordance with IFRS 9; and it is sufficient to cover incurred losses on the loan portfolio.

(f)
The interest that the loan portfolio generates is freely agreed considering the interest rates prevailing on the market. In March 2021, the government published Act No. 31143, “Act Protecting Consumers of Financial Services from Usury”, through which the Congress of the Republic of Peru established that the BCRP is the entity responsible for setting the maximum and minimum interest rates that the Peruvian financial system can charge. In April 2021, the BCRP established the methodology for the calculation of the maximum interest rate for consumer, small and micro-business loans, which shall be updated semi-annually in May and November. The maximum interest rate for the period November 2022 - April 2023 is
87.91 percent in national currency and 68.27 percent in foreign currency (the maximum interest rate for the period November 2021 - April 2022 was 83.64 percent in national currency and 66.08 percent in foreign currency, as of December 31, 2021).

(g)	Interest income from loans classified in Stage 3 is calculated through the effective interest rate adjusted for credit quality at amortized cost.

(h)	The refinanced loans during the 2022 period amounted to approximately S/192,045,000 (S/114,747,000, during 2021) which had no significant impact on the consolidated statement of income.
During 2020, the Group modified the contractual conditions of a determined number of loans as relief for its clients’ liquidity as consequence of the
Covid-19
pandemic, for a total of approximately S/12,663,960,000. Said loans are not considered as refinanced loans. As of December 31, 2022 and 2021, the balances of the rescheduled loans amount to approximately S/5,048,978,000 and S/6,266,601,000; see further detail in Note 30.1 (d.6).
Additionally, during 2022 and 2021, the Group modified the contractual conditions of a determined number of loans that were granted under the “Reactiva Peru” program, for a total amount of approximately S/133,046,000 and S/2,012,855,000, respectively. Said loans were not deemed as refinanced loans. As of December 31, 2022 and 2021, the balance of rescheduled loans amounts of approximately S/1,473,770,000 and S/1,974,180,000, respectively, see further detail in Note 30.1 (d.6).

(i)	The table below presents the maturity of direct loan portfolio without including accrued interest, interest to be accrued and interest collected in advance as of December 31, 2022 and 2021:

	2022	2021
	S/(000)	S/(000)
Outstanding
Up to 1 month	4,945,881	3,345,496
From 1 to 3 months	5,708,262	5,935,876

F-
8
9

Notes to the consolidated financial statements (continued)

	2022	2021
	S/(000)	S/(000)
From 3 months to 1 year	10,220,204	10,222,266
From 1 to 5 years	18,916,603	18,131,367
Over 5 years	5,868,428	5,498,538

	45,659,378	43,133,543
Past due and under legal collection loans, see (i.1) -
Up to 4 months	423,906	512,669
Over 4 months	401,508	515,237
Under legal collection	540,558	526,773

	47,025,350	44,688,222

(i.1)	The tables below present past due and under legal collection loans for each classification of the direct loan portfolio:

	2022	2021
	S/(000)	S/(000)
Commercial loans
Up to 4 months	150,607	226,342
Over 4 months	106,081	187,670
Under legal collection	245,786	224,948

	502,474	638,960

Consumer loans
Up to 4 months	143,867	77,144
Over 4 months	220,226	205,038
Under legal collection	108,162	83,747

	472,255	365,929

F-
90

Notes to the consolidated financial statements (continued)

	2022	2021
	S/(000)	S/(000)
Mortgage loans
Up to 4 months	30,484	32,230
Over 4 months	48,316	65,878
Under legal collection	155,587	177,418

	234,387	275,526

Small and micro-business loans
Up to 4 months	98,948	176,953
Over 4 months	26,885	56,651
Under legal collection	31,023	40,660

	156,856	274,264

See credit risk analysis in Note 30.1

(j)
Part of the loan portfolio is collateralized with guarantees received from clients, which mainly consist of mortgages, trust assignments, financial instruments as well as industrial commercial pledges.

F-
91

Notes to the consolidated financial statements (continued)

(k)	The following tables present the maturities of direct and indirect loans of Stages 2 and 3 as of December 31, 2022 and 2021, as follows:

•	Stage 2: Loans with maturity longer or shorter than 30 days, regardless the criteria that caused their classification into Stage 2.

•	Stage 3: Loans with maturity longer or shorter than 90 days, regardless the criteria that caused their classification into Stage 3.

	2022						2021
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	3,934,328	595,372	—	—	3,934,328	595,372	2,825,245	318,953	—	—	2,825,245	318,953
90 days	—	—	1,816	1,583	1,816	1,583	—	—	1,505	709	1,505	709
Maturity longer than:
30 days	604,670	160,119	—	—	604,670	160,119	459,359	104,420	—	—	459,359	104,420
90 days	—	—	1,214,387	689,364	1,214,387	689,364	—	—	1,335,728	716,114	1,335,728	716,114

Total	4,538,998	755,491	1,216,203	690,947	5,755,201	1,446,438	3,284,604	423,373	1,337,233	716,823	4,621,837	1,140,196

(k.1)	The following tables present the maturities of direct and indirect loans of Stages 2 and 3 as of December 31, 2022 and 2021, for each classification:

	2022						2021
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Commercial loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	2,089,059	60,403	—	—	2,089,059	60,403	1,663,448	60,842	—	—	1,663,448	60,842
90 days	—	—	250	214	250	214	—	—	134	20	134	20
Maturity longer than:
30 days	127,264	5,113	—	—	127,264	5,113	136,838	17,750	—	—	136,838	17,750
90 days	—	—	433,930	163,021	433,930	163,021	—	—	538,756	195,690	538,756	195,690

Total	2,216,323	65,516	434,180	163,235	2,650,503	228,751	1,800,286	78,592	538,890	195,710	2,339,176	274,302

F-9
2

Notes to the consolidated financial statements (continued)

	2022						2021
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Consumer loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	1,500,325	511,105	—	—	1,500,325	511,105	620,485	195,221	—	—	620,485	195,221
90 days	—	—	1,356	1,194	1,356	1,194	—	—	578	509	578	509
Maturity longer than:
30 days	329,249	146,369	—	—	329,249	146,369	170,429	67,998	—	—	170,429	67,998
90 days	—	—	450,945	429,708	450,945	429,708	—	—	354,382	335,532	354,382	335,532

Total	1,829,574	657,474	452,301	430,902	2,281,875	1,088,376	790,914	263,219	354,960	336,041	1,145,874	599,260

	2022						2021
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Mortgage loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	271,622	9,266	—	—	271,622	9,266	246,833	33,713	—	—	246,833	33,713
90 days	—	—	—	—	—	—	—	—	232	83	232	83
Maturity longer than:
30 days	78,006	3,019	—	—	78,006	3,019	52,083	8,968	—	—	52,083	8,968
90 days	—	—	238,527	45,101	238,527	45,101	—	—	268,296	99,767	268,296	99,767

Total	349,628	12,285	238,527	45,101	588,155	57,386	298,916	42,681	268,528	99,850	567,444	142,531

	2022						2021
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Small and micro-business loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	73,322	14,598	—	—	73,322	14,598	294,479	29,177	—	—	294,479	29,177
90 days	—	—	210	175	210	175	—	—	561	97	561	97
Maturity longer than:
30 days	70,151	5,618	—	—	70,151	5,618	100,009	9,704	—	—	100,009	9,704
90 days	—	—	90,985	51,534	90,985	51,534	—	—	174,294	85,125	174,294	85,125

Total	143,473	20,216	91,195	51,709	234,668	71,925	394,488	38,881	174,855	85,222	569,343	124,103

F-9
3

Notes to the consolidated financial statements (continued)

(l)	The following tables present the exposure and the expected credit losses by economic sector for direct loans as of December 31, 2022 and 2021:

2022
	Carrying amount				Expected credit loss				Percentage expected credit loss
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Direct loans
Consumer loans	12,685,924	1,829,574	452,301	14,967,799	534,005	657,474	430,902	1,622,381	4.2%	35.9%	95.3%	10.8%
Mortgage loans	8,698,789	349,628	238,527	9,286,944	4,236	12,285	45,101	61,622	0.0%	3.5%	18.9%	0.7%
Commerce	3,837,304	402,454	173,236	4,412,994	31,844	29,009	78,028	138,881	0.8%	7.2%	45.0%	3.1%
Manufacturing	4,346,251	451,393	63,397	4,861,041	8,403	12,389	21,611	42,403	0.2%	2.7%	34.1%	0.9%
Professional, scientific and technical activities	3,529,961	298,534	64,078	3,892,573	12,056	10,186	26,497	48,739	0.3%	3.4%	41.4%	1.3%
Communications, storage and transportation	1,102,988	194,840	75,427	1,373,255	7,047	7,035	23,645	37,727	0.6%	3.6%	31.3%	2.7%
Agriculture	1,747,159	134,545	10,863	1,892,567	1,391	967	1,381	3,739	0.1%	0.7%	12.7%	0.2%
Electricity, gas, water and oil	867,431	55,187	1,652	924,270	886	462	220	1,568	0.1%	0.8%	13.3%	0.2%
Leaseholds and real estate activities	499,385	84,056	23,441	606,882	1,595	1,825	14,518	17,938	0.3%	2.2%	61.9%	3.0%
Construction and infrastructure	415,827	91,910	49,736	557,473	1,667	1,654	32,569	35,890	0.4%	1.8%	65.5%	6.4%
Others	4,067,036	145,047	37,469	4,249,552	5,428	4,000	7,539	16,967	0.1%	2.8%	20.1%	0.4%

Total direct loans	41,798,055	4,037,168	1,190,127	47,025,350	608,558	737,286	682,011	2,027,855	1.5%	18.3%	57.3%	4.3%

2021
	Carrying amount				Expected credit loss				Percentage expected credit loss
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Direct loans
Consumer loans	11,368,625	790,914	354,960	12,514,499	802,421	263,219	336,041	1,401,681	7.1%	33.3%	94.7%	11.2%
Mortgage loans	7,984,860	298,916	268,528	8,552,304	12,669	42,681	99,850	155,200	0.2%	14.3%	37.2%	1.8%
Commerce	4,312,851	587,020	288,015	5,187,886	66,774	56,404	128,780	251,958	1.5%	9.6%	44.7%	4.9%
Manufacturing	4,302,980	357,496	90,736	4,751,212	15,944	8,059	29,627	53,630	0.4%	2.3%	32.7%	1.1%
Professional, scientific and technical activities	3,730,237	183,600	95,722	4,009,559	22,647	9,045	31,143	62,835	0.6%	4.9%	32.5%	1.6%
Communications, storage and transportation	1,212,288	201,274	96,227	1,509,789	13,393	8,637	28,837	50,867	1.1%	4.3%	30.0%	3.4%
Agriculture	1,726,488	39,153	11,722	1,777,363	2,547	342	1,672	4,561	0.1%	0.9%	14.3%	0.3%
Electricity, gas, water and oil	863,358	55,895	260	919,513	2,856	439	161	3,456	0.3%	0.8%	61.9%	0.4%
Leaseholds and real estate activities	487,331	172,016	35,160	694,507	3,701	1,789	12,451	17,941	0.8%	1.0%	35.4%	2.6%
Construction and infrastructure	651,956	69,781	50,175	771,912	4,747	9,451	24,781	38,979	0.7%	13.5%	49.4%	5.0%
Others	3,881,507	97,500	20,671	3,999,678	8,757	4,815	10,237	23,809	0.2%	4.9%	49.5%	0.6%

Total direct loans	40,522,481	2,853,565	1,312,176	44,688,222	956,456	404,881	703,580	2,064,917	2.4%	14.2%	53.6%	4.6%

F-9
4

Notes to the consolidated financial statements (continued)

(m)	The following tables present the exposure and the expected credit losses by economic sector for indirect loans as of December 31, 2022 and 2021:

2022
	Carrying amount				Expected credit loss				Percentage expected credit loss
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Indirect loans
Commerce	264,926	40,527	76	305,529	309	424	49	782	0.1%	1.0%	64.5%	0.3%
Manufacturing	518,115	134,469	—	652,584	487	153	—	640	0.1%	0.1%	0.0%	0.1%
Professional, scientific and technical activities	1,183,657	75,946	485	1,260,088	1,486	700	52	2,238	0.1%	0.9%	10.7%	0.2%
Communications, storage and transportation	467,018	19,117	—	486,135	489	91	—	580	0.1%	0.5%	0.0%	0.1%
Agriculture	4,487	—	—	4,487	7	—	—	7	0.2%	0.0%	0.0%	0.2%
Electricity, gas, water and oil	155,621	—	—	155,621	135	—	—	135	0.1%	0.0%	0.0%	0.1%
Leaseholds and real estate activities	45,037	19,150	—	64,187	193	97	—	290	0.4%	0.5%	0.0%	0.5%
Construction and infrastructure	412,388	130,886	24,956	568,230	4,470	4,463	8,775	17,708	1.1%	3.4%	35.2%	3.1%
Others	908,192	81,735	559	990,486	778	12,277	60	13,115	0.1%	15.0%	10.7%	1.3%

Total indirect loans	3,959,441	501,830	26,076	4,487,347	8,354	18,205	8,936	35,495	0.2%	3.6%	34.3%	0.8%

2021
	Carrying amount				Expected credit loss				Percentage expected credit loss
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Indirect loans
Commerce	238,699	1,726	80	240,505	382	78	51	511	0.2%	4.5%	63.8%	0.2%
Manufacturing	409,193	357	—	409,550	288	4	—	292	0.1%	1.1%	0.0%	0.1%
Professional, scientific and technical activities	1,200,833	50,564	402	1,251,799	1,651	992	48	2,691	0.1%	2.0%	11.9%	0.2%
Communications, storage and transportation	565,359	110,311	—	675,670	416	174	—	590	0.1%	0.2%	0.0%	0.1%
Agriculture	3,190	4	16	3,210	2	—	2	4	0.1%	0.0%	12.5%	0.1%
Electricity, gas, water and oil	143,789	—	—	143,789	89	—	—	89	0.1%	0.0%	0.0%	0.1%
Leaseholds and real estate activities	72,809	16,187	—	88,996	412	250	—	662	0.6%	1.5%	0.0%	0.7%
Construction and infrastructure	501,712	168,980	24,559	695,251	4,785	4,721	13,142	22,648	1.0%	2.8%	53.5%	3.3%
Others	848,778	82,910	—	931,688	569	12,273	—	12,842	0.1%	14.8%	0.0%	1.4%

Total indirect loans	3,984,362	431,039	25,057	4,440,458	8,594	18,492	13,243	40,329	0.2%	4.3%	52.9%	0.9%

During the years 2022, 2021 and 2020, the Group decided to apply the expert judgment, which led to incur in a higher provision for expected losses, see Note 30.1(d.7).

F-
9
5

Notes to the consolidated financial statements (continued)

7.	Investment property

(a)	This caption is made up as follows:

	2022	2021	Acquisition or construction year	Hierarchy level (i)	Valuation methodology (e) 2022 / 2021
	S/(000)	S/(000)
Land
San Isidro – Lima	264,868	281,535	2009	Level 3	Appraisal
San Martín de Porres – Lima	88,182	66,408	2015	Level 3	Appraisal
Nuevo Chimbote	33,747	33,863	2021	Level 3	Appraisal
Santa Clara – Lima	26,352	17,906	2017	Level 3	Appraisal
Sullana	22,689	19,818	2012	Level 3	Appraisal
Others	8,716	9,680	—	Level 3	Appraisal / Cost

	444,554	429,210

Completed investment property - “Real Plaza” shopping malls
Talara	43,728	32,554	2015	Level 3	DCF

	43,728	32,554

Buildings
Ate Vitarte – Lima	149,720	116,432	2006	Level 3	DCF/Appraisal
Orquídeas - San Isidro – Lima	138,643	153,452	2017	Level 3	DCF
Piura (d)	123,508	116,595	2008/2020	Level 3	DCF/Appraisal
Paseo del Bosque (d)	96,194	105,398	2021	Level 3	DCF
Chorrillos – Lima (d)	81,516	67,043	2017	Level 3	DCF
Chimbote	45,069	44,212	2015	Level 3	DCF
Maestro-Huancayo	32,342	31,965	2017	Level 3	DCF
Cusco	27,513	30,852	2017	Level 3	DCF
Panorama – Lima	20,669	20,509	2016	Level 3	DCF
Pardo y Aliaga – Lima, Note 3.4(o)	16,755	19,569	2008	Level 3	DCF
Trujillo	15,815	17,681	2016	Level 3	DCF
Cercado de Lima – Lima	14,543	16,025	2017	Level 3	DCF
Others	37,148	22,957	—	Level 3	DCF

	799,435	762,690

Total	1,287,717	1,224,454

DCF: Discounted cash flow

(i)	During 2022 and 2021, there were no transfers between levels of hierarchy, see Note 3.4(z)
(ii)	As of December 31, 2022 and 2021, there are no liens on investment property.

F-
9
6

Notes to the consolidated financial statements (continued)

(b)	The net gain on investment properties as of December 31, 2022, 2021 and 2020, consists of the following:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Income from rental of investment property	65,485	57,430	39,491
Gain on valuation of investment property	19,146	21,969	5,438

Total	84,631	79,399	44,929

(c)	The movement of investment property for the years ended December 31, 2022, 2021 and 2020, is as follows:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Beginning of year balances	1,224,454	1,043,978	972,096
Additions (d)	34,760	156,892	61,243
Valuation gain	19,146	21,969	5,438
Net transfers, Note 3.4(o)	9,357	1,615	5,201

End of year balances	1,287,717	1,224,454	1,043,978

(d)	During 2022, the main additions correspond to contributions in the participation of a property called “Rex” and disbursements related to the expansion of the educational center called “Chorrillos”.
During 2021, it mainly corresponds to the purchase of the “Paseo del Bosque” building, which was purchased from a third party.
During 2020, it mainly corresponds to outlays related to the purchase of the “Piura” building, which was purchased from a related entity.

(e)	Fair value measurement – Investment property and investment property under construction
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

F-
9
7

Notes to the consolidated financial statements (continued)

	Minimum range	Maximum range	Average
	US$ per m2	US$ per m2	US$ per m2
San Isidro – Lima	5,000	8,800	6,761
San Martin de Porres – Lima	1,050	1,425	1,268
Piura	615	1,000	791
Ate Vitarte - Lima	1,188	1,800	1,619
Others	170	335	222
Main assumptions
Below is a brief description of the assumptions considered in the determination of cash flows as of December 31, 2022 and 2021:

•	ERV (Estimated Rental Value) -
Corresponds to the Estimated Rental Value, that is, the rent under to which the space could be rented under the market conditions prevailing at the valuation date.

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

F-
9
8

Notes to the consolidated financial statements (continued)

The main assumptions used in the valuation and estimation of the market value of investment property are detailed below:

	US$ / Percentage
	2022		2021
Average ERV	US$	125.9	US$	99.0
Long-term inflation		3.1%		2.6%
Long-term occupancy rate		97.1%		98.4%
Average growth rate of rental income		2.9%		2.6%
Average NOI margin		93.7%		93.4%
Discount rate		10.3%		9.3%
Sensitivity analysis -
The sensitivity analysis on the valuation of investment property, against changes in factors deemed relevant by Management, is presented below:

		2022	2021
		S/(000)	S/(000)
Average growth rate of rental income (basis) -
Increase	+0.25%	10,474	15,291
Decrease	-0.25%	(10,107)	(14,733)
Long-term inflation (basis) -
Increase	+0.25%	16,133	17,592
Decrease	-0.25%	(15,017)	(16,308)
Discount rate (basis) -
Increase	+0.5%	(47,957)	(48,381)
Decrease	-0.5%	55,135	55,881
Likewise, a significant increase (decrease) in the price per square meter of the land lots could result in a significantly higher (lower) fair value measurement.

(f)	Below are the nominal amounts of the future minimum fixed rental income of the Group’s investment property (operating leases) are as follows:

Year	2022	2021
	S/(000)	S/(000)
Within 1 year	61,557	62,880
After 1 year but not more than 5 years	241,546	231,768
Over 5 years	865,407	834,997

Total	1,168,510	1,129,645

The minimum rental income is computed considering a period between 20 and 28 years.

F-
9
9

Notes to the consolidated financial statements (continued)

8.	Property, fur nit ure and equipment, net
(a)	The movement of p rop erty, furniture and equipment and depreciation for the years ended December 31, 2022, 2021 and 2020, is as follows:

						Right-of-use assets
Description	Land	Buildings, facilities and leasehold improvements	Furniture and equipment	Vehicles	Assets and work-in-progress	Land	Buildings and facilities	Furniture and equipment	Total 2022	Total 2021	Total 2020
	S/ (000)	S/(000)	S/(000)	S/(000)	S/(000)	S/ (000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost
Balance as of January 1	185,217	571,210	641,688	1,523	57,890	69,281	296,950	2,292	1,826,051	1,781,765	1,800,466
Acquisition of Izipay, Note 1 (d)	347	2,867	76,781	6	3,485	—	6,593	—	90,079	—	—
Additions	—	16,130	97,446	124	21,336	—	33,178	—	168,214	118,974	75,441
Transfers	—	36,526	8,272	—	(44,798)	—	—	—	—	—	—
Transfer (to) from investment property, Note 3.4 (o)	(4,623)	(5,757)	(263)	—	—	—	—	—	(10,643)	(2,029)	(4,182)
Disposals, write-offs and others (d)	(39,735)	(20,808)	(17,858)	(420)	(3,899)	(69,281)	(56,723)	—	(208,724)	(72,659)	(89,960)

Balance as of December 31	141,206	600,168	806,066	1,233	34,014	—	279,998	2,292	1,864,977	1,826,051	1,781,765

Depreciation
Balance as of January 1	—	(309,543)	(538,038)	(824)	—	(6,751)	(154,154)	(1,623)	(1,010,933)	(937,338)	(849,523)
Depreciation of the year	—	(20,739)	(59,661)	(291)	—	(1,119)	(51,442)	(573)	(133,825)	(121,932)	(137,551)
Transfer to (from) investment property, Note 3.4(o)	—	1,253	33	—	—	—	—	—	1,286	1,038	360
Disposals, write-offs and others (d)	—	16,879	15,379	164	—	7,870	29,635	—	69,927	47,299	49,376

Balance as of December 31	—	(312,150)	(582,287)	(951)	—	—	(175,961)	(2,196)	(1,073,545)	(1,010,933)	(937,338)

Net book value	141,206	288,018	223,779	282	34,014	—	104,037	96	791,432	815,118	844,427

(b)	Financial entities in Peru are prohibited from pledging their fixed assets.

(c)
Management periodically reviews the residual values, useful life and the depreciation method to ensure they are consistent with the economic benefits and life expectation of property, furniture and equipment. In Management’s opinion, there is no evidence of impairment in property, furniture and equipment as of December 31, 2022, 2021 and 2020.

(d)
During 2022, includes the sale of a land lot, perf
orm
ed by Interbank to a related entity, for US$14,100,000 (equivalent to approximately S/54,313,000), with a net disposal cost of S/44,374,000. The gain generated from the sale amounted to S/9,939,000, and was recorded as “Gain on sale of Property, furniture and equipment” in the caption “Other income and (expenses)” in the consolidated statement of income; see Note 21. Additionally, includes the sale of two land lots from Interseguro to a related entity, recorded as financial lease according to IFRS 16. This sale implied the derecognition of a right-of-use
asset, net of depreciation, for S/59,051,000, alongside a derecognition of a right-of-use
liability for S/77,305,000 (see Note 8(e)), generating a net disposal cost of S/18,253,000 and a gain amounted to S/1,841,000, presented as “Gain on sale of Property, furniture and equipment” in the caption “Other income and (expenses)” in the consolidated statement of income.

During the years 2021 and 2020, correspond mainly to assets fully depreciated and written-off,
except for right-of-use assets.
Right-of-use
write-offs are related to the early termination of lease agreements due to the closing of offices and less ATMs (which were located inside facilities whose operations were interrupted by the
Covid-19
pandemic, see Note 1(c)). In that sense, the Group has derecognized the cost for right-of-use
and the cumulative depreciation of the assets related to early terminated agreements. In the same way, the Group has derecognized the future installments of said obligations, which were recorded as financial lease liabilities; see (e) below. The early termination of these agreements has not had impacts on the Group’s results.

F-
100

Notes to the consolidated financial statements (continued)

(e)	The following table shows the book values of lease liabilities (included in the caption “Other accounts payable, provisions and other liabilities”); see Note 10(a) and the movement of the year:

	2022	2021
	S/(000)	S/(000)
As of January 1	234,946	269,755
Additions	40,610	34,052
Interest expenses, Note 19(a)	9,283	14,004
Disposals (*)	(106,990)	(23,657)
Exchange differences	(2,948)	7,438
Payments	(62,320)	(66,646)

As of December 31	112,581	234,946

(*) These disposals are related to the early termination of lease agreements; see (d) above.
As of December 31, 2022 and 2021, the amortization schedule of these obligations is as follows:

	2022	2021
	S/(000)	S/(000)
2022	-	46,142
2023	38,095	38,406
2024	27,497	23,972
2025	18,571	15,877
2026 onwards	28,418	110,549

Total	112,581	234,946

The following table shows the amounts recognized in the consolidated statement of income:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Depreciation expenses of right-of-use assets	53,134	58,698	65,815
Interest expenses of lease liabilities, Note 19(a)	9,283	14,004	15,288
Expenses related to short term and low value assets leases (included in administrative expenses, see Note 25(c))	10,958	11,841	6,781

Total amount recognized in the consolidated statement of income	73,375	84,543	87,884

During the year 202
2, t
he Group pa
id i
ts leases for approximately S/146,982,000, out of which S/62,320,000 correspond to financial lease installments recorded according to IFRS 16 “Leases”, see letter (e) above, and S/84,662,000 correspond to financial lease installments recorded according to IAS 17 “Leases” (as of December 31, 2021, payments for S/93,379,000, related to leases according to IFRS 16 for S/66,646,000 and financial leases according to IAS 17 for S/26,733,000).

F-
101

Notes to the consolidated financial statements (continued)

9.	Intangible assets and goodwill, net

(a)	Intangible assets
The movement of intangible assets and amortization for the years ended December 31, 2022, 2021 and 2020, is as follows:

	2022									2021	2020
Description	Software	Software development	Present value of acquired in-force business (PVIF)	Relationship with clients	Brand	Database	Other intangible assets	Goodwill (b)	Total	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance as of January 1	1,041,398	215,863	137,900	—	—	—	82,337	430,646	1,908,144	1,748,222	1,553,949
Acquisition of Izipay, Note 1(d)	41,817	—	—	110,042	82,546	97,016	—	238,429	569,850	—	—
Additions and transfers	222,890	(3,177)	—	—	—	—	7,557	—	227,270	170,528	196,056
Disposals and write-offs, Note 21(a)	(298)	(6,266)	—	—	—	—	(214)	—	(6,778)	(10,606)	(1,783)

Balance as of December 31	1,305,807	206,420	137,900	110,042	82,546	97,016	89,680	669,075	2,698,486	1,908,144	1,748,222

Amortization
Balance as of January 1	(776,149)	—	(57,458)	—	—	—	(29,788)	—	(863,395)	(705,637)	(574,687)
Amortization of the year	(166,291)	—	(13,790)	(8,253)	—	(7,276)	(6,791)	—	(202,401)	(157,758)	(131,199)
Disposals and write-offs	298	—	—	—	—	—	214	—	512	—	249

Balance as of December 31	(942,142)	—	(71,248)	(8,253)	—	(7,276)	(36,365)	—	(1,065,284)	(863,395)	(705,637)

Net book value	363,665	206,420	66,652	101,789	82,546	89,740	53,315	669,075	1,633,202	1,044,749	1,042,585

Management
asse
sses periodically the amortization method used with the purpose of ensuring that it is consistent with the economic benefit of the intangible assets. In Management’s opinion, there is no evidence of impairment in the Group’s intangible assets as of December 31, 2022, 2021 and 2020.

F-10
2

Notes to the consolidated financial statements (continued)

(b)	Goodwill
Seguros Sura:
In 2017, IFS acquired 99.39 percent of Seguros Sura’s capital stock and 99.42 percent of Hipotecaria Sura’s capital stock. In March 2018, Interseguro merged with Seguro Sura, using the method of absorption, originating the transfer of all the assets and liabilities of Seguros Sura to the absorbing company and extinguishing without having to liquidate.
The goodwill resulting from the purchase of Seguros Sura and Hipotecaria Sura equivalent to S/430,646,000 represents the future synergies that are expected to arise from the combination of operations, distribution channels, workforce and other efficiencies not included in the intangible assets of the present value of acquired in-force
business.
The goodwill recorded by the Group has been allocated to the CGU (cash generated unit) comprised of the merged entity.
The recoverable amount for the CGU was determined based on the income approach, specifically the dividend discount model.
As of December 31, 2022 and 2021, the key assumptions used for the calculation of fair value are:

•	Perpetuity growth rate: 4.5%.

•	Discount rate: 12.5% (2022 and 2021)
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
The key assumptions described above can change if the market conditions and the economy change. As of December 31, 2022 and 2021, the Group estimates that the reasonableness of possible changes in these assumptions would not make the recoverable amount of the CGU decrease to an amount lower than its book value.

F-10
3

Notes to the consolidated financial statements (continued)

Izipay:
In April 2022, IFS acquired 50 percent of Izipay, through the method of step acquisitions, adjusting at fair value the previous participation held by IFS in Izipay through its Subsidiary Interbank (50 percent).
The goodwill resulting from the acquisition of Izipay, equivalent to S/ 238,429,000, represents the future synergies that are expected to arise from the combination of operations and other efficiencies not included in the intangibles of the current value of the ongoing business.
The goodwill recorded by the Group has been assigned to the CGU (cash-generating unit) consisting of the acquired entities, Izipay.
The recoverable amount for the CGU has been determined based on the method of discounted cash flows.
As of December 31, 2022, the key assumptions used for the calculation of the fair value are the following:

•	Perpetual growth rate: 3%

•	Discount rate: 13.65%
5-year
cash flows plus an estimation of the value at perpetuity were included in the model of discounted cash flows. The estimated growth rates are based on the historical performance and the expectations of Management over the market development. The long-term perpetual growth rate has been determined considering the upper target range of inflation established by the BCRP.
The discount rate represents the assessment of the CGU’s specific risks. The discount rate was originated considering the data obtained from market information sources.
The key assumptions described before can change if market conditions and the economy change. As of December 31, 2022, the Group estimates that the reasonableness of these possible changes in these assumptions would not originate that the recoverable amount of the CGU decreases below its book value.

F-10
4

Notes to the consolidated financial statements (continued)

10.	Other accounts receivable and other assets, net, and other accounts payable, provisions and other liabilities
(a)	These captions are comprised of the following:

	2022	2021
	S/(000)	S/(000)
Other accounts receivable and other assets
Financial instruments
Other accounts receivable, net	633,926	455,060
Accounts receivable related to derivative financial instruments (b)	515,800	793,361
Operations in process (d)	112,195	86,193
POS Commission accounts receivable	110,906	—
Accounts receivable from sale of investments (c)	37,987	12,366
Assets for technical reserves for claims and premiums by reinsurers	34,596	53,104
Others	24,753	22,749

	1,470,163	1,422,833

Non-financial instruments
Deffered cost of POS affiliation and registration	95,265	—
Deferred charges	92,865	75,316
Realizable assets, received as payment and seized through legal actions	27,266	26,871
Payments in advance of Income Tax	26,759	255,437
Investments in associates	22,728	99,767
POS equipment supplies (*)	18,698	—
Tax credit for General Sales Tax - IGV	17,623	—
Prepaid rights to related entity	3,399	3,399
Others	3,793	3,831

	308,396	464,621

Total	1,778,559	1,887,454

(*) Comprises the Points of Sale (“POS”) required for the rendering of the service. Their supplies are recorded at cost, which is determined by applying the weighted average method.

F-10
5

Notes to the consolidated financial statements (continued)

	2022	2021
	S/(000)	S/(000)
Other accounts payable, provisions and other liabilities
Financial instruments
Contract liability with investment component, Note 3.4(d)	883,268	736,637
Other accounts payable	726,983	547,747
Third party compensation (**)	386,136	—
Accounts payable related to derivative financial instruments (b)	297,038	413,797
Operations in process (d)	184,584	169,515
Workers’ profit sharing and salaries payable	154,460	113,874
Lease liabilities, Note 8(e)	112,581	234,946
Accounts payable for acquisitions of investments (c)	53,905	17,817
Allowance for indirect loan losses, Note 6(d.2)	35,495	40,329
Accounts payable to reinsurers and coinsurers	5,648	4,215

	2,840,098	2,278,877

Non-financial instruments
Taxes payable	138,819	76,823
Provision for other contingencies	79,304	64,935
Deferred income (***)	57,001	46,145
Registration for use of POS	17,029	—
Others	6,681	10,821

	298,834	198,724

Total	3,138,932	2,477,601

(**)
Accounts payable for compensations correspond mainly to outstanding balances payable to affiliated businesses, for the consumptions made by the cards users, net of the respective fee charged by Izipay, which are mainly settled the day after the transaction was made.

(***)
Corresponds mainly to deferred fees for indirect loans (mainly guarantee letters) and the transactions registered in Izipay related to installments pending of accrual within the contract’s term (36 months) with affiliated businesses.

F-1
0
6

Notes to the consolidated financial statements (continued)

(b)
The following table presents, as of December 31, 2022 and 2021, the fair value of derivative financial instruments recorded as assets or liabilities, including their notional amounts. The notional gross amount is the nominal amount of the derivative’s underlying asset and it is the base over which changes in the fair value of derivatives are measured; see Note 18(a):

	Note		Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
			S/(000)	S/(000)	S/(000)	S/(000)
2022
Derivatives held for trading (*) -
Forward exchange contracts			58,201	27,556	6,328,060	—	Between January 2023 and December 2023	—	—
Currency swaps			77,045	141,823	2,672,533	—	Between January 2023 and March 2029	—	—
Interest rate swaps			67,737	38,551	2,424,566	—	Between January 2023 and June 2036	—	—
Cross currency swaps			—	75,489	224,485	—	January 2023	—	—
Options			99	463	80,151	—	Between January 2023 and December 2023	—	—

			203,082	283,882	11,729,795	—
Derivatives held as hedges -
Cash flow hedges:
Cross currency swaps (CCS)	13	(g)	237,438	—	1,681,974	(20,199)	January 2023	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	13	(i)	75,280	—	573,000	(33,565)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	12	(e)	—	3,916	114,420	360	August 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	12	(f)		6,295	114,420	(355)	October 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	12	(g)		931	57,210	(225)	January 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	12	(k)		2,014	38,140	(156)	November 2024	Due to banks	Due to banks and correspondents

			312,718	13,156	2,579,164	(54,140)

			515,800	297,038	14,308,959	(54,140)

F-1
0
7

Notes to the consolidated financial statements (continued)

	Note	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
		S/(000)	S/(000)	S/(000)	S/(000)
2021
Derivatives held for trading (*) -
Forward exchange contracts		53,421	128,250	8,631,830	—	Between January 2022 and December 2022	—	—
Interest rate swaps		40,139	30,325	2,969,027	—	Between January 2022 and June 2036	—	—
Currency swaps		220,979	162,917	4,162,325	—	Between January 2022 and April 2028	—	—
Cross currency swaps		—	92,299	234,667	—	January 2023	—	—
Options		—	6	1,816	—	Between January 2022 and June 2022	—	—

		314,539	413,797	15,999,665	—
Derivatives held as hedges -
Cash flow hedges:
Cross currency swaps (CCS)	13(g)	343,535	—	1,758,267	37,251	January 2023	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	13(i)	135,287	—	599,700	44,735	October 2027	Senior bond	Bonds, notes and obligations outstanding

		478,822	—	2,357,967	81,986

		793,361	413,797	18,357,632	81,986

(*)
During the years 2022, 2021 and 2020, the Group recognized losses for S/4,523,000, S/60,275,000 and S/39,207,000, respectively, for valuation of derivative financial instruments held for trading, which were recorded in the caption “Net (loss) gain from financial assets at fair value through profit or loss” in the consolidated statement of income.

(i)	As of December 31, 2022 and 2021, certain derivative financial instruments hold collateral deposits; see Note 4(d).

(ii)
For the designated hedging derivatives mentioned in the table above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness in 2022 and 2021. During 2022 and 2021, there were no discontinued hedges accounting.

(iii)
Derivatives held for trading are traded mainly to satisfy clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedging accounting requirements.

(iv)
The future effect of current cash flow hedges on the consolidated statement of income, net of the deferred Income Tax, which will be included in the caption “Net (loss) gain of financial assets at fair value through profit or loss” when realized, is presented below:

	As of December 31, 2022				As of December 31, 2021
	Up to 1 year	From 1 to 3 years	Over 3 years	Expected effect	Up to 1 year	From 1 to 3 years	Over 3 years	Expected effect
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of income – Income (expense)	429	(731)	(8,960)	(9,262)	1,507	20,871	22,500	44,878

The transfer of net unrealized losses on cash flow hedges to the consolidated statement of income is presented in Note 16(d) and (e).

F-1
0
8

Notes to the consolidated financial statements (continued)

(v)	The gain (loss) for cash flow hedges reclassified to the consolidated statement of income for the year ended as of December 31, 2022 and 2021, is as follows:

	2022	2021
	S/(000)	S/(000)
Interest expenses from cash flow hedges	(78,300)	(71,009)
Interest income from cash flow hedges	62,158	57,550
Expenses for exchange differences from cash flow hedges	(337,907)	(128,820)
Income for exchange differences from cash flow hedges	225,399	346,326

	(128,650)	204,047

These amounts offset the effects of interest rate risk and exchange rate risk of the hedged item.
The following table shows hedging instruments that the Group uses in its cash flow hedges due to maturities:

December 31, 2022	Up to 1 month	3 to 12 months	1 to 5 years	Over 5 years	Total
Cross currency swaps (CCS)
Notional	1,681,974	—	897,190	—	2,579,164
Average interest rate in US Dollars	3.38%	—	3.80%	—	—
Average interest rate in Soles	4.87%	—	5.03%	—	—
Average exchange rate Soles / US Dollar	3.26	—	3.58	—	—

December 31, 2021	Up to 1 month	3 to 12 months	1 to 5 years	Over 5 years	Total
Cross currency swaps (CCS)
Notional	—	—	1,758,267	599,700	2,357,967
Average interest rate in US Dollars	—	—	3.38%	—	—
Average interest rate in Soles	—	—	4.87%	1.88%	—
Average exchange rate Soles / US Dollar	—	—	3.26	3.24	—

F-1
0
9

Notes to the consolidated financial statements (continued)

(vi)
The following table shows the nominal value and the weighted average maturity of derivative and non-derivative
financial instruments that are subject to the reform of the reference interest rate; see Note 3.4(ah):

Derivative financial instruments	2022		2021
	Derivative nominal value (*) S/(000)	Average term in years (*)	Derivative nominal value (*) S/(000)	Average term in years (*)
Position purchased (LIBOR is paid)
Interest rate swaps 3-month LIBOR	208,002	5.8	315,555	5.9
6-month LIBOR	278,060	8.2	301,871	9.4

	486,062		617,426

Cross currency swaps
6-month LIBOR	114,420	1.5	119,610	2.5

Total	600,482		737,036

Position sold (LIBOR is received)
Interest rate swaps 3-month LIBOR	251,873	5.3	473,042	5.0
6-month LIBOR	346,712	7.1	373,637	8.3

	598,585		846,679

Cross currency swaps
6-month LIBOR	202,142	1.8	231,246	2.7

Total	800,727		1,077,925

(*)	Balances as of December 31, 2022 and 2021, that will change no later than June 30, 2023 to the new benchmark rate.

F-1
10

Notes to the consolidated financial statements (continued)

As of December 31, 2022 and 2021, the Group does not present derivative financial instruments classified as hedge accounting that are subject to the interest rate benchmark reform; see Note 3.4(ah).

	2022		2021
Non-derivative financial instruments	Nominal value	Average term in years	Nominal value	Average term in years
	S/(000)		S/(000)
Assets
Loans 1-month LIBOR	—	—	3,220	6.5
3-month LIBOR	465,494	3.8	573,727	4.1
6-month LIBOR	197,891	11.8	517,590	7.4

Total	663,385		1,094,537

Liabilities
Issuances 3-month LIBOR	1,144,200	5.0	1,196,100	5.0

Total	1,144,200		1,196,100

(c)
As of December 31, 2022 and 2021, corresponds to accounts receivable and payable for the sale and purchase of financial investments negotiated during the last days of the month, which were settled at the beginning of the following month. As of said dates, the balance corresponds mainly to the purchase and sale of Sovereign Bonds issued by the Peruvian Government and Global Bonds issued by the Treasury of the United States of America.

(d)
Operations in process include transactions made during the last days of the month and other types of similar transactions that are reclassified to their corresponding accounting accounts in the following month. These transactions do not affect the consolidated statement of income.

F-1
11

Notes to the consolidated financial statements (continued)

11.	Deposits and obligations

(a)	This caption is made up as follows:

	2022	2021
	S/(000)	S/(000)
Saving deposits	20,911,746	22,541,822
Demand deposits	13,824,824	14,433,164
Time deposits (e)	12,866,602	10,954,233
Compensation for service time (c)	921,288	962,596
Other obligations	6,248	6,129

Total	48,530,708	48,897,944

(b)	Interest rates applied to deposits and obligations are determined based on the market interest rates.

(c)
In May 2022, through Act No. 31480 “Act Authorizing the Withdrawal of Severance Indemnities to Cover Economic Needs Caused by the Covid-19 Pandemic”, the Peruvian government authorized clients, until December 31, 2023, to withdraw one hundred percent of these deposits. As part of this benefit, as of December 31, 2022; approximately
261,000
 clients withdrew approximately

S
/
767,470,000.

In April 2021, through Act No. 31171, the Peruvian government authorized clients to withdraw the 100 percent of these deposits accumulated until December 31, 2021. As part of this benefit, as of December 31, 2021, approximately 242,000 customers withdrew approximately S/1,630,000,000.

(d)
As of December 31, 2022 and 2021, approximately S/18,368,816,000 and S/17,180,174,000, respectively, of deposits and obligations are covered by the Peruvian Deposit Insurance Fund. Likewise, at those dates, the coverage of the Deposit Insurance Fund by each client is up to S/125,603 and S/115,637, respectively.

(e)	The table below presents the balance of time deposits classified by maturity as of December 31, 2022 and 2021:

	2022	2021
	S/(000)	S/(000)
Up to 1 month	2,797,703	4,679,045
From 1 to 3 months	1,973,288	2,205,213
From 3 months to 1 year	6,788,680	3,430,805
From 1 to 5 years	1,023,473	377,889
Over 5 years	283,458	261,281

Total	12,866,602	10,954,233

F-11
2

Notes to the consolidated financial statements (continued)

12.	Due to banks and correspondents

(a)	This caption is comprised of the following:

	2022	2021
	S/(000)	S/(000)
By type -
Banco Central de Reserva del Peru (b)	4,481,138	6,332,527
Promotional credit lines (c)	1,863,482	1,595,405
Loans received from foreign entities (d)	339,446	322,947
Loans received from Peruvian entities (k)	357,770	226,713

	7,041,836	8,477,592
Interest and commissions payable	58,810	45,257

	7,100,646	8,522,849

By term -
Short term	2,433,459	1,068,838
Long term	4,667,187	7,454,011

Total	7,100,646	8,522,849

(b)
As part of the exceptional measures implemented to mitigate the financial and economic impact generated by the
Covid-19
pandemic, see Note 1(c.2), the BCRP issued a series of regulations related to the loans repurchase agreements. In this sense, during 2022, Interbank took in repurchase agreements of loan portfolio for an amount of S/42,461,000 (S/4,183,571,000 during 2021, which was aimed to the “Reactiva Peru” program; Note 1(c.2)).

As of December 31, 2022, includes repurchase operations on loans represented by securities according to which Interbank received a debit in local currency for approximately S/1,909,375,000 (S/4,389,903,000 as of December 31, 2021), and gives to commercial and micro and small business loans as guarantee; see Note 6(a). As of December 31, 2022, these obligations have maturities between May 2023 and November 2025, and accrue interest at effective rates 0.50 percent; these operations accrued interest payable for approximately S/4,049,000 (as of December 31, 2021, these obligations have maturities between May 2023 and November 2025, and accrue interest at effective rates between 0.50 percent; these operations accrued interest payable for S/11,218,000).

F-11
3

Notes to the consolidated financial statements (continued)

Additionally, as of December 31, 2022, it includes repurchase agreements whereby Interbank receives Soles for approximately S/2,571,763,000 and delivers securities of its investment portfolio as guarantees. In relation to said operations, Interbank delivered Peruvian Sovereign Bonds as guarantee, which are recorded as investments at fair value through other comprehensive income and investments at amortized cost; see Note 5(b) and (d), respectively. These operations have a maturity between January 2023 and October 2024 and bear interest at effective interest rates between 0.50 percent and 8.64 percent. These operations bear interest payable for approximately S/45,150,000 (as of December 31, 2021, Interbank received a loan in Soles for approximately S/1,572,624,000, and gave as guarantee Peruvian Sovereign Bonds, which are recorded as investments at fair value through other comprehensive income and at amortized cost, see Note 5(b) and (d), with maturities between April 2023 and October 2024, and bear interest at effective interest rates between 0.50 percent and 2.04 percent, and bear interest payable for approximately S/9,746,000).
Likewise, as of December 31, 2021, corresponded to currency repurchase operations according to which Interbank receives Soles for approximately S/370,000,000, and delivers US Dollars to the BCRP (for an amount equivalent to the one received). The US Dollars delivered are recorded as restricted funds; see Note 4(d). These obligations matured in March 2022 and bore an effective interest rate between 2.74 and 3.29 percent; these operations generated interest payable for approximately S/19,925,000.

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

As of December 31, 2022, COFIDE’s loans accrued, in local currency, an effective annual interest rate that fluctuated between 7.55 percent and 7.67 percent, and maturities in January 2027 and in foreign currency fluctuated between 5.81 and 8.05 percent, and maturities between December 2029 and October 2034 (as of December 31, 2021, they accrued, in local currency, an effective annual interest rate that fluctuated between 7.55 percent and 7.67 percent, and maturities in January 2027, and in foreign currency fluctuated between 5.86 percent and 8.05 percent, and maturities between December 2029 and October 2034).
As of December 31, 2022, FMV’s loans accrued, in local currency, an effective annual interest rate that fluctuated between 5.00 percent and 8.30 percent, and maturities between January 2023 and December 2047 and in foreign currency of 7.75 percent and maturities between January 2023 and November 2028 (as of December 31, 2021, accrued in local currency, an effective annual interest rate between 5.00 and 8.30 percent, and maturities between January 2022 and December 2046, and in foreign currency, 7.75 percent and maturities between February 2022 and November 2028).

F-11
4

Notes to the consolidated financial statements (continued)

(d)	As of December 31, 2022 and 2021, corresponds to the following funding in foreign currency:

Entity	Country	Final maturity	2022	2021
			S/(000)	S/(000)
Caixabank S.A. Barcelona (e)	Spain	2024	114,420	—
JP Morgan Chase Bank NY (f)	United States of America	2024	114,420	—
Banco del Estado de Chile (g)	Chile	2025	57,210	—
Bank J. Safra Sarasin (h)	Switzerland	2023/2022	53,396	23,922
Credit Suisse First Boston (i)	Switzerland	2022	—	159,480
Development Bank of Latin America (j)	Supranational	2022	—	139,545

			339,446	322,947

As of December 31, 2022, the operations with foreign entities accrue interest at effective annual rates between 0.66 and 6.92 percent (effective annual rates between 0.43 percent and 1.62 percent, as of December 31, 2021).

(e)
Corresponds to a loan received in July 2022 for US$30,000,000 that accrues interest at a
6-month
Term SOFR rate plus 1.35 percent. In July 2022, Interbank entered into a currency swap that was designated as cash flow hedge; see Note 10(b), through this operation, the loan was economically converted into a fixed rate of 7.74 percent.

(f)
Corresponds to a loan received in September 2022 for US$30,000,000 thar accrues interest at
6-month
Term SOFR rate plus 1.75 percent. In September 2022, Interbank entered into a currency swap that was designated as cash flow hedge; see Note 10(b). Through this operation, the loan was economically converted into a fixed rate of 8.4 percent.

(g)
Corresponds to a loan received in December 2022 for US$15,000,000 that accrues interest at
6-month
Term SOFR rate plus 1.99 percent. In December 2022, Interbank entered a currency swap that was designated as cash flow hedge; see Note 10(b). Through this operation, the loan was economically converted into a fixed rate of 8.59 percent.

(h)
Corresponds to a loan received by Inteligo Bank in December 2022 for US$14,000,000, which accrues interest at an effective annual rate of 5.61 percent, guaranteed by corporate bonds. As of December 31, 2021, corresponded to a loan received by Inteligo Bank in December 2021 for US$6,000,000, which accrued interest at an effective annual rate of 0.84 percent, and it was guaranteed by corporate bonds. See Note 5(b).

(i)
Corresponded to a loan received by Inteligo Bank in December 2021 for US$40,000,000, which accrues interest at an effective annual rate of 0.65 percent, guaranteed by corporate bonds and was totally canceled IN 2022. See Note 5(b).

F-1
1
5

Notes to the consolidated financial statements (continued)

(j)
Corresponded to a financing from the Development Bank of Latin America in foreign currency for US$35,000,000, equivalent to S/139,545,000, which accrues interest at a
6-month
LIBOR rate plus 0.57 percent and matured in April 2022.

(k)	As of December 31, 2022 and 2021, corresponds to the following funding in local and foreign currency:

	2022
Entity	Maturity	Currency	Book value
			S/(000)
Scotiabank	Jan-23 / Oct-25	PEN	120,718
Banco de Credito del Peru	Jan-23 / Oct-23	PEN	81,644
GNB	Jan-23	PEN	71,500
Bank of China Peru (i)	Nov-24	PEN	38,140
BBVA Continental	Jan-23	USD	45,768

			357,770

	2021
Entity	Maturity	Currency	Book value
			S/(000)
Scotiabank	Jan-22	USD	99,675
GNB	Jan-22	USD	63,194
BBVA Continental	Jan-22	USD	47,844
Banco de Credito del Peru	Jan-22	PEN	16,000

			226,713

(l)
As of December 31, 2022, includes a loan received from Bank of China Peru in October 2022 for US$10,000,000, which accrues interest at a
6-month
Term SOFR rate plus 1.50 percent. In October 2022, Interbank entered into a currency swap, which was designated as cash flow hedge; see Note 10(b). Through this operation, the loan was economically converted to a fixed rate of 8.18 percent.

(m)	As of December 31, 2022 and 2021, maturities are the following:

F-11
6

Notes to the consolidated financial statements (continued)

Year	2022	2021
	S/(000)	S/(000)
2022	—	1,068,838
2023	2,433,459	3,685,027
2024	1,888,657	1,639,319
2025 onwards	2,778,530	2,129,665

Total	7,100,646	8,522,849

13.	Bonds, notes and other obligations

(a)	This caption is comprised of the following:

Issuance	Issuer	Annual interest rate	Interest payment	Maturity	Amount issued	2022	2021
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – first program (b)
Eighth (A series)	Interbank	6.91%	Semi-annually	2022	S/137,900	—	137,900

						—	137,900

Subordinated bonds – second program (b)
Second (A series)	Interbank	5.81%	Semi-annually	2023	S/150,000	149,998	149,938
Third (A series)	Interbank	7.50%	Semi-annually	2023	US$50,000	190,616	199,175

						340,614	349,113

Subordinated bonds – third program (b)
Third - single series (c)	Interseguro	4.84%	Semi-annually	2030	US$25,000	95,350	99,675
First - single series	Interseguro	6.00%	Semi-annually	2029	US$20,000	76,213	79,663
Second - single series	Interseguro	4.34%	Semi-annually	2029	US$20,000	76,280	79,740

						247,843	259,078

Corporate bonds – second program
Fifth (A series)	Interbank	3.41% + VAC (*)	Semi-annually	2029	S/150,000	150,000	150,000

Total local issuances						738,457	896,091

International issuances
Subordinated bonds (d)	Interbank	4.000%	Semi-annually	2030	US$300,000	1,137,691	1,188,394
Corporate bonds (e)	Interbank	5.000%	Semi-annually	2026	S/312,000	311,522	311,401
Corporate bonds (f)	Interbank	3.250%	Semi-annually	2026	US$400,000	1,517,661	1,584,288
Corporate bonds (g)	Interbank	3.375%	Semi-annually	2023	US$484,895	1,849,133	1,912,330
Subordinated bonds (h)	Interbank	6.625%	Semi-annually	2029	US$300,000	1,142,764	1,193,461
Senior bonds (i)	IFS	4.125%	Semi-annually	2027	US$300,000	1,074,396	1,178,000

Total international issuances						7,033,167	7,367,874

Total local and international issuances						7,771,624	8,263,965

Interest payable						134,679	125,707

Total						7,906,303	8,389,672

(*)	The Spanish term “Valor de actualización constante“ is referred to amounts in Soles indexed by inflation.

F-  1
1
7

Notes to the consolidated financial statements (continued)

(b)	Subordinated bonds do not have specific guarantees and in accordance with SBS rules, qualify as second level equity (Tier 2) in the determination of the effective equity; see Note 16(f).

(c)
On September 29, 2020, Interseguro issued subordinated bonds denominated “Third Issuance of the Third Program of Subordinated Bonds Interseguro (Single Series)” for the amount of US$25,000,000, recorded in Section “Transferable Securities and Issuance Programs” of the Public Registry of the Stock Market, under the Third Program of Subordinated Bonds of Interseguro.

(d)
On June 30, 2020, Interbank placed subordinated bonds called “4.00% Subordinated Notes due 2030” for an amount of US$300,000,000, under Rule 144A and Regulation S of the U.S. Securities Act of 1933 of the United States of America. The issuance date of these bonds was July 8, 2020.

Starting on July 8, 2025, prior authorization by the SBS, Interbank will be able to redeem the entirety of the bonds, having to pay a redemption price of 100 percent of the issued subordinated bonds. From that date onwards, in case Interbank does not perform the early redemption, the interest rate will increase by 371.1 basis points. After July 8, 2025, prior authorization by the SBS, Interbank will be able to redeem the entirety of the bonds, having to pay a redemption price of 100 percent of the issued subordinated bonds plus the present value of each scheduled coupon payment, discounted at the redemption date.

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

(g)
In January 2018, Interbank issued corporate bonds called “
3.375
Senior Unsecured Notes” for US$
200,000,000
, under Rule 144A and Regulation S of the U.S. Securities Act of 1993 of the United States of America.

Considering the issuance of bonds in January 2018 and the exchange of bonds previously issued carried out on said date, the total balance of the “3.375 Senior Unsecured Notes” amounted to US$484,895,000.
As of December 31, 2022 and 2021, Interbank maintains fourteen cross-currency swaps for a total of US$441,000,000 (equivalent to approximately S/1,681,974,000 and S/1,758,267,000, respectively), see Note 10(b). Through these operations, part of the issued amount by these bonds was economically converted into Soles at a fixed rate of 4.88 percent.
As of December 31, 2022, Management does not intend to redeem these bonds before their maturity date; said situation may change in the future, depending on market conditions.

(h)	Starting in March 2024, the interest rate changes to 8.625%. Starting on that date and on any interest payment date, Interbank can redeem all the notes without penalties.

F-1
1
8

Notes to the consolidated financial statements (continued)

In accordance with SBS regulation, this issuance qualifies as second level equity (Tier 2) in the determination of the effective equity; see Note 16(f).
As of December 31, 2022, Management does not intend to redeem these bonds before their maturity date; said situation may change in the future, depending on market conditions.

(i)
From 2018 until July 2027, IFS, on any time, can redeem these bonds, paying a penalty equal to the United States of America Treasury rate plus 30 basis points. The payment of principal will take place on the maturity date of the bonds or when IFS redeems them.

In October 2017, IFS entered a cross currency swap for US$150,000,000 (equivalents to approximately S/573,000,000 and S/599,700,000, as of December 31, 2022 and 2021, respectively), which was designated as a cash flow hedge, see Note 10(b); through this operation part of the issued amount of these bonds was economically converted to Soles at a fix rate of 5.06 percent.
As of December 31, 2022, Management does not intend to redeem these bonds before their maturity date; said situation may change in the future, depending on market conditions.

(j)
International issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters.

As of December 31, 2022 and 2021, the international issuances maintain mainly this common clause: submit audited financial statements on an annual basis and unaudited financial statements on a quarterly basis (both in Spanish and English). In the opinion of Group Management and its legal advisers, this clause has been met by the Group as of December 31, 2022 and 2021. In addition, Interbank maintains the following additional clauses: (i) limits regarding related party transactions that are not under market conditions and (ii) limits regarding consolidation, merger or transfer of Interbank assets. In the opinion of Interbank Management and its legal advisers, these clauses has been met by Interbank as of December 31, 2022 and 2021.

F-1
1
9

Notes to the consolidated financial statements (continued)

(k)	As of December 31, 2022 and 2021, the repayment schedule of these obligations is as follows:

Year	2022	2021
	S/(000)	S/(000)
2022	—	249,609
2023	2,296,506	2,261,443
2024	—	—
2025	—	—
2026 onwards	5,609,797	5,878,620

Total	7,906,303	8,389,672

14.	Insurance contract liabilities

(a)	This caption is comprised of the following:

	2022	2021
	S/(000)	S/(000)
Technical reserves for insurance premiums (b)	10,400,667	11,735,995
Technical reserves for claims (c)	201,705	222,063

	10,602,372	11,958,058

By term -
Short term	1,023,856	949,512
Long term	9,578,516	11,008,546

Total	10,602,372	11,958,058

F-1
20

Notes to the consolidated financial statements (continued)

(b)	The movement of technical reserves for insurance premiums (disclosed by type of insurance) for the years ended December 31, 2022, 2021 and 2020, is as follows:

	2022						2021						2020
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	9,923,679	618,452	892,992	40,762	260,110	11,735,995	10,448,455	745,292	746,171	38,015	320,142	12,298,075	9,741,241	779,455	630,801	41,073	30,886	11,223,456
Insurance subscriptions	319,876	—	2,882	40,220	—	362,978	482,508	115	11,770	30,411	2,562	527,366	249,380	—	2,259	31,808	—	283,447
Acquisition of Mapfre portfolio (*)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	292,499	292,499
Time passage adjustments (**)	(1,482,660)	(34,745)	122,237	(27,962)	(16,933)	(1,440,063)	(1,347,987)	(126,955)	131,533	(28,112)	(62,674)	(1,434,195)	162,654	(34,163)	110,102	(35,167)	(3,326)	200,100
Maturities and recoveries	—	—	(66,517)	—	—	(66,517)	—	—	(65,587)	—	—	(65,587)	—	—	(50,654)	—	—	(50,654)
Exchange differencies	(157,132)	—	(34,286)	(283)	(25)	(191,726)	340,703	—	69,105	448	80	410,336	295,180	—	53,663	301	83	349,227

End of year balances	8,603,763	583,707	917,308	52,737	243,152	10,400,667	9,923,679	618,452	892,992	40,762	260,110	11,735,995	10,448,455	745,292	746,171	38,015	320,142	12,298,075

(*)
In December 2019, SBS authorized the transfer of risk insurance contracts from Complementary Insurance for High-risk Activities (“SCTR”, by its Spanish acronym), of Mapfre Peru Vida Compañía de Seguros y Reaseguros S.A. (henceforth “Mapfre”, an unrelated entity), which entered into force on January 2, 2020. The assets received by said contracts were cash and financial debt instruments of a value equivalent to S/246,101,000; also recognized a liability for technical reserves of premiums for S/292,499,000, the difference amounting to S/46,398,000, was recorded in the caption “Intangibles and goodwill, net”, as part of the “Other Intangibles”, see Note 9(a).

(**)	The table below presents the composition of the adjustments due to time passage as of December 31, 2022, 2021 and 2020:

	2022					2021					2020
	Annuities (***)	Life insurance	General insurance	SCTR	Total	Annuities (***)	Life insurance	General insurance	SCTR	Total	Annuities (***)	Life insurance	General insurance	SCTR	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Interest rate effect (****), Note 3.4(d)	(1,484,394)	—	—	(36,586)	(1,520,980)	(1,318,573)	—	—	(73,707)	(1,392,280)	333,761	—	—	(1,225)	332,536
Aging insured population effect	(270,339)	122,237	(27,962)	(8,271)	(184,335)	(325,914)	131,533	(28,112)	(6,705)	(229,198)	(257,549)	110,102	(35,167)	(7,495)	(190,109)
Inflation and other effects	237,328	—	—	27,924	265,252	169,545	—	—	17,738	187,283	52,279	—	—	5,394	57,673

Time passage adjustments	(1,517,405)	122,237	(27,962)	(16,933)	(1,440,063)	(1,474,942)	131,533	(28,112)	(62,674)	(1,434,195)	128,491	110,102	(35,167)	(3,326)	200,100

(***)	It includes retirement (disability and survival annuities) and “Renta Particular Plus – Vitalicio”.

(****)
Comprises the variations of the market interest rate for each period. The Company uses market rates. In 2022, 2021 and 2020, the rates for annuities, retirement, disability and survival annuities and SCTR in US Dollars presented an increase, fluctuating around 6.10 percent, 3.70 percent and 3.53 percent, respectively; whereas for annuities, retirement, disability and survival annuities and SCTR in adjustable S/ presented an increase, fluctuating around 8.14 percent, 6.84 percent and 5.07 percent, respectively; and for of annuities, retirement, disability and survival annuities and SCTR in S/ VAC presented an increase, fluctuating around 4.78 percent, 3.77 percent and 2.05 percent, respectively.

F-1
21

Notes to the consolidated financial statements (continued)

(c)	Below is the balance of technical reserves for outstanding claims (according to the type of insurance) as of December 31, 2022 and 2021:

	2022						2021
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Reported claims	15,673	56,816	42,449	19,399	5,731	140,068	12,233	61,700	46,411	12,514	5,762	138,620
IBNR	—	5,855	50,201	4,984	597	61,637	—	18,352	58,911	5,383	797	83,443

	15,673	62,671	92,650	24,383	6,328	201,705	12,233	80,052	105,322	17,897	6,559	222,063

The movement of technical reserves for claims for the years ended December 31, 2022, 2021 and 2020, is as follows:

	2022
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	12,233	80,052	105,322	17,897	6,559	222,063
Claims of the period	699,977	55,272	57,104	43,343	16,189	871,885
Adjustments to prior years claims	4,027	(16,117)	—	—	(165)	(12,255)
Payments	(700,538)	(56,532)	(68,909)	(36,657)	(16,255)	(878,891)
Exchange difference	(26)	(4)	(867)	(200)	—	(1,097)

End of year balances	15,673	62,671	92,650	24,383	6,328	201,705

	2021
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	8,201	89,676	83,712	14,189	7,870	203,648
Claims of the period	713,226	75,185	134,615	27,622	15,329	965,977
Adjustments to prior years claims	4,135	(22,096)	26,629	183	(790)	8,061
Payments	(713,309)	(62,713)	(142,013)	(23,877)	(15,850)	(957,762)
Exchange difference	(20)	—	2,379	(220)	—	2,139

End of year balances	12,233	80,052	105,322	17,897	6,559	222,063

F-12
2

Notes to the consolidated financial statements (continued)

	2020
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	3,691	116,130	60,032	13,250	10,072	203,175
Claims of the period	626,106	58,841	64,133	22,278	14,269	785,627
Adjustments to prior years claims	5,011	(17,764)	36,973	(3,064)	(1,482)	19,674
Payments	(626,632)	(67,531)	(78,393)	(18,394)	(14,989)	(805,939)
Exchange difference	25	—	967	119	—	1,111

End of year balances	8,201	89,676	83,712	14,189	7,870	203,648

(d)	In Management’s opinion, these balances reflect the exposure of life and general insurance contracts as of December 31, 2022, 2021 and 2020, in accordance with IFRS 4.

(e)	The main assumptions used in the estimation of retirement, disability and survival annuities and individual life reserves as of December 31, 2022 and 2021, are the following:

Type	Mortality table		Interest rate
	2022	2021	2022	2021
Annuities and Lifetime RPP	SPP-S-2017, SPP-I-2017 with improvement factor for mortality		6.10% in US$ 4.78% in S/ VAC 8.14% adjustable in S/	3.70% in US$ 3.77% in S/ VAC 6.84% adjustable in S/
Retirement, disability and survival	SPP-S-2017, SPP-I-2017 with improvement factor for mortality		4.78% in S/ VAC	3.77% in S/ VAC
SCTR insurance	SPP-S-2017, SPP-I-2017 with improvement factor for mortality		4.78% in S/ VAC	3.77% in S/ VAC
Individual life insurance contracts (included linked insurance contracts)	CSO 80 adjustable		4.00 - 5.00%	4.00 - 5.00%

F-12
3

Notes to the consolidated financial statements (continued)

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by life insurance risks; the main variables as of December 31, 2022 and 2021, are the interest rates and the mortality tables. The Group has assessed the changes of the reserves related to its most significant life insurance contracts included in the reserves of annuities, retirement, disability and survival of +/- 100 basis points (bps) in the interest rates and of +/- 500 basis points (bps) of the mortality factors, being the results as follows:

	2022			2021
		Variation in reserves			Variation in reserves
Variables	Reserves	Amount	Percentage	Reserves	Amount	Percentage
	S/(000)	S/(000)%		S/(000)	S/(000)%
Annuities -
Portfolio in S/ and US Dollars - basis amount
Changes in interest rate: + 100 bps	7,890,881	(712,882)	(8.29)	8,995,287	(928,392)	(9.37)
Changes in interest rate: - 100 bps	9,447,412	843,649	9.81	11,041,604	1,117,925	11.27
Changes in mortality table at 105%	8,531,246	(72,517)	(0.84)	9,823,769	(99,910)	(1.01)
Changes in mortality table at 95%	8,679,442	75,678	0.88	10,028,431	104,752	1.06
Retirements, disability and survival -
Portfolio in S/ – basis amount
Changes in interest rate: + 100 bps	531,597	(52,110)	(8.93)	557,818	(60,634)	(9.80)
Changes in interest rate: - 100 bps	645,981	62,274	10.67	691,971	73,519	11.89
Changes in mortality table at 105%	577,279	(6,428)	(1.10)	611,223	(7,229)	(1.17)
Changes in mortality table at 95%	590,423	6,716	1.15	626,020	7,568	1.22
SCTR insurance -
Portfolio in S/ - basis amount
Changes in interest rate: + 100 bps	217,035	(26,117)	(10.74)	228,990	(31,120)	(11.96)
Changes in interest rate: - 100 bps	275,699	32,548	13.39	299,710	39,600	15.22
Changes in mortality table at 105%	241,489	(1,663)	(0.68)	258,161	(1,949)	(0.75)
Changes in mortality table at 95%	244,880	1,728	0.71	262,143	2,033	0.78

F-12
4

Notes to the consolidated financial statements (continued)

15.	Deferred Income Tax asset and liability

(a)
As indicated in Note 3.4(aa), the net tax position has been met based on the separate financial statement of each Subsidiary domiciled in Peru. The following table presents a summary of the items comprising the Subsidiaries’ deferred Income Tax:

	2022	2021
	S/(000)	S/(000)
Deferred asset
Provision for loan portfolio and other provisions	291,634	316,208
Modification of rescheduled loan cash flows	(7,943)	4,184
Deferred income from indirect credits (stand-by letters)	2,319	3,958
Right-of-use assets	3,405	3,281
Net unrealized losses from fluctuation in investments through other comprehensive income	11,688	3,151
Unrealized (loss) gain from derivatives	245	(7,453)
Leveling of assets and liabilities	16,357	(27,773)
Recording of past-due and refinanced loans (Stages 1, 2, 3)	(74,401)	(47,746)
Tax loss	28,054	408
Deferred service income	7,485	—
Others	40,593	29,621
Deferred liability
Deemed cost of fixed assets	(61,403)	(62,125)
Amortization of intangible assets, net	(62,213)	(69,465)
Deferred cost of POS affiliation and registration	(26,980)	—
Others	(3,053)	(3,882)

Total deferred Income Tax asset, net	165,787	142,367

Deferred liability (*)
Higher value of intangibles generated by business combination, Note 1(d)	80,852	—
Higher value of IME and right-of-use generated by business combination, Note 1(d)	1,047	—

Total deferred Income Tax liability, net	81,899	—

(*)	Includes S/4,642,000 in results for the period.

(b)
In Management’s opinion, the deferred Income Tax assets will be recovered from the taxable income that will be generated by each company of the Group over the coming years, including the portion that is recorded in the consolidated statement of changes in equity.

F-1
2
5

Notes to the consolidated financial statements (continued)

(c)	The table below presents the amounts reported in the consolidated statement of income for the years 2022, 2021 and 2020:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Current – Expense	432,392	257,252	236,652
Current – Dividend expense, Note 17(b)	30,587	39,108	(1,518)
Deferred – (Income) expense	(442)	205,752	(308,067)

	462,537	502,112	(72,933)

(d)	The table below presents the reconciliation of the effective Income Tax rate to the statutory tax rate for the Group:

	2022		2021		2020
	S/(000)%		S/(000)%		S/(000)%
Income before Income Tax	2,133,194	100.0	2,302,291	100.0	310,616	100.0

Theoretical tax	629,292	29.5	679,176	29.5	91,632	29.5
Increase (decrease) in income of Subsidiaries not domiciled in Peru	11,412	0.5	(39,498)	(1.7)	(54,020)	(17.4)
Non-taxable income, net	(244,154)	(11.4)	(224,780)	(9.8)	(131,595)	(42.4)
Permanent non-deductible expenses	61,833	2.9	69,367	3.0	28,452	9.2
Non-taxable translation results	4,154	0.2	17,847	0.8	(7,402)	(2.4)

Income Tax	462,537	21.7	502,112	21.8	(72,933)	(23.5)

F-1
2
6

Notes to the consolidated financial statements (continued)

16.	Equity

(a)	Capital stock and distribution of dividends -
IFS’s shares are listed on the Lima Stock Exchange and, since July 2019, they are listed also on the New York Stock Exchange. IFS’s shares have no nominal value and their issuance value was US$9.72 per share.
As of December 31, 2022 and 2021, IFS’s capital stock is represented by 115,447,705 subscribed and paid-in
common shares.
The General Shareholders’ Meeting of IFS held on March 31, 2023, agreed to distribute dividends charged to profits for the year 2022 for approximately US$136,222,000 (equivalent to approximately S/511,788,000); equivalent to US$1.18 per share, which will be paid on May 8, 2023.
The General Shareholders’ Meeting of IFS held on March 31, 2022, agreed to distribute dividends charged to profits for the year 2021 for approximately US$202,025,000 (equivalent to approximately S/751,532,000); equivalent to US$1.75 per share, which were paid on May 6, 2022.
The General Extraordinary Shareholders’ Meeting of IFS held on November 24, 2021, agreed to distribute extraordinary dividends for approximately US$75,038,000 (equivalent to approximately S/301,757,000), equivalent to US$0.65 per share, which was paid on December 20, 2021.
The General Shareholders’ Meeting of IFS held on March 31, 2021, agreed to distribute dividends for the year 2020 for approximately US$88,891,000 (equivalent to approximately S/332,096,000), equivalent to US$0.77 per share, which were paid on May 6, 2021.
The General Shareholders’ Meeting of IFS held on April 7, 2020, agreed to distribute dividends for the year 2019 for approximately US$202,033,000 (equivalent to approximately S/698,228,000), US$1.75 per share, which were paid on May 6, 2020.

(b)	Treasury stock -
As of December 31, 2022 and 2021, the Company and some Subsidiaries hold, 30,074 shares issued by IFS, with an acquisition cost equivalent to S/3,363,000.

(c)	Capital surplus -
Corresponds to the difference between the nominal value of the shares issued and their public offerings price, which were performed in 2007 and 2019. Capital surplus is presented net of the expenses incurred and related to the issuance of such shares.

F-12
7

Notes to the consolidated financial statements (continued)

(d)	Unrealized results, net —
This item is made up as follows:

	Unrealized gain (loss)

	Instruments that will not be reclassified to consolidated statement of income	Instruments to be reclassified to the consolidated statement of income
	Equity instruments at fair value	Debt instruments at fair value	Insurance premiums reserve	Cash flow hedge reserve	Translation of foreign operations	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2020	264,883	1,036,159	(923,855)	(22,758)	88,476	442,905
Effect of changes in the discount rates of pension reserves, Note 3.4(d)	—	—	(331,990)	—	—	(331,990)
Unrealized gain from equity instruments at fair value through other comprehensive income, net of unrealized loss	8,175	—	—	—	—	8,175
Transfer to retained earnings from realized loss from equity instruments at fair value through other comprehensive income	24,154	—	—	—	—	24,154
Unrealized gain from debt instruments at fair value through other comprehensive income, net of unrealized loss	—	791,762	—	—	—	791,762
Transfer to realized gain from debt instruments at fair value through other comprehensive income, net of unrealized loss	—	(193,683)	—	—	—	(193,683)
Transfer of impairment loss on debt instruments at fair value through other comprehensive income	—	32,865	—	—	—	32,865
Variation for net unrealized loss on cash flow hedges	—	—	—	(38,924)	—	(38,924)
Transfer of realized loss on cash flow hedges to consolidated statement of income, net of realized gain	—	—	—	24,574	—	24,574
Translation of foreign operations	—	—	—	—	76,935	76,935

Balances as of December 31, 2020	297,212	1,667,103	(1,255,845)	(37,108)	165,411	836,773

Effect of changes in the discount rates of pension reserves, Note 3.4(d)	—	—	1,389,995	—	—	1,389,995
Unrealized gain from equity instruments at fair value through other comprehensive income, net of unrealized loss	145,899	—	—	—	—	145,899
Transfer to retained earnings from realized loss from equity instruments at fair value through other comprehensive income	(451,898)	—	—	—	—	(451,898)
Unrealized loss from debt instruments at fair value through other comprehensive income, net of unrealized loss	—	(1,986,046)	—	—	—	(1,986,046)
Transfer to realized gain from debt instruments at fair value through other comprehensive income, net of unrealized loss	—	(249,689)	—	—	—	(249,689)
Transfer of impairment recovery on debt instruments at fair value through other comprehensive income	—	(30,994)	—	—	—	(30,994)
Variation for net unrealized loss on cash flow hedges	—	—	—	68,615	—	68,615
Transfer of realized loss on cash flow hedges to consolidated statement of income, net of realized gain	—	—	—	13,371	—	13,371
Translation of foreign operations	—	—	—	—	95,674	95,674

Balances as of December 31, 2021	(8,787)	(599,626)	134,150	44,878	261,085	(168,300)

Effect of changes in the discount rates of pension reserves, Note 3.4(d)	—	—	1,518,484	—	—	1,518,484

F-1
2
8

Notes to the consolidated financial statements (continued)

	Unrealized gain (loss)

	Instruments that will not be reclassified to consolidated statement of income	Instruments to be reclassified to the consolidated statement of income
	Equity instruments at fair value	Debt instruments at fair value	Insurance premiums reserve	Cash flow hedge reserve	Translation of foreign operations	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Unrealized loss from equity instruments at fair value through other comprehensive income, net of unrealized gains	(21,663)	—	—	—	—	(21,663)
Transfer to retained earnings from realized gain from equity instruments at fair value through other comprehensive income	(16,313)	—	—	—	—	(16,313)
Unrealized loss from debt instruments at fair value through other comprehensive income, net of unrealized gain	—	(1,848,192)	—	—	—	(1,848,192)
Transfer to realized loss from debt instruments at fair value through other comprehensive income, net of unrealized gain	—	14,263	—	—	—	14,263
Transfer of impairment recovery on debt instruments at fair value through other comprehensive income	—	12,746	—	—	—	12,746
Variation for net unrealized loss on cash flow hedges	—	—	—	(70,170)	—	(70,170)
Transfer of realized loss on cash flow hedges to consolidated statement of income, net of realized gain	—	—	—	16,030	—	16,030
Translation of foreign operations	—	—	—	—	(50,165)	(50,165)

Balances as of December 31, 2022	(46,763)	(2,420,809)	1,652,634	(9,262)	210,920	(613,280)

F-1
2
9

Notes to the consolidated financial statements (continued)

(e)	Components of other comprehensive income -
The consolidated statement of comprehensive income include: (i) Other comprehensive income that will not be reclassified to the consolidated statement of income in future periods, such as the revaluation of gain (loss) in equity instruments at fair value through other comprehensive income; which will not be reclassified to the consolidated statement of income at the time of its disposal, but will be reclassified to retained earnings; and (ii) Other comprehensive income to be reclassified to the consolidated statement of income in future periods, such as the comprehensive income of financial instruments derivatives used as cash flow hedges, debt instruments at fair value through other comprehensive income and translation for foreign operations. Below is the movement of the caption:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Other comprehensive income that will not be reclassified to the consolidated statement of income in future periods:
Equity instruments at fair value through other comprehensive income
(Losses) gains on equity instruments at fair value through other comprehensive income, net	(21,663)	145,899	8,175

Subtotal	(21,663)	145,899	8,175

Non-controlling interest	(43)	231	(35)
Income Tax	(218)	31	36

Total	(21,924)	146,161	8,176

Other comprehensive income to be reclassified to the consolidated statement of income in future periods:
Debt instruments at fair value through other comprehensive income
Unrealized net (loss) gain on debt instruments at fair value through other comprehensive income	(1,848,192)	(1,986,046)	791,762
Transfer to income of unrealized net loss (gain) on debt instruments at fair value through other comprehensive income	14,263	(249,689)	(193,683)
Transfer to income of loss (recovery) for impairment on debt instruments at fair value through other comprehensive income	12,746	(30,994)	32,865

Subtotal	(1,821,183)	(2,266,729)	630,944

Non-controlling interest	(4,423)	(6,978)	2,082
Income Tax	(8,250)	(8,404)	2,643

Total	(1,833,856)	(2,282,111)	635,669

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Insurance premiums reserve, Note 14(b)	1,518,484	1,389,995	(331,990)

Non-controlling interest	2,496	2,285	(546)

Total	1,520,980	1,392,280	(332,536)

F-1
30

Notes to the consolidated financial statements (continued)

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Cash flow hedges:
Net (loss) gain from cash flow hedges	(70,170)	68,615	(38,924)
Transfer of net realized loss from cash flow hedge to consolidated statement of income	16,030	13,371	24,574

Subtotal	(54,140)	81,986	(14,350)

Non-controlling interest	(144)	261	(59)
Income Tax	(8,670)	15,696	(3,559)

Total	(62,954)	97,943	(17,968)

Foreign currency translation	(50,165)	95,674	76,935

(f)	Shareholders’ equity for legal purposes (regulatory capital) -
IFS is not required to establish a regulatory capital for statutory purposes. As of December 31, 2022 and 2021, the regulatory capital required for Interbank, Interseguro and Inteligo Bank (a Subsidiary of Inteligo Group Corp.), is calculated based on the separate financial statement of each Subsidiary and prepared following the accounting principles and practices of their respective regulators (the SBS or the Central Bank of the Bahamas, in the case of Inteligo Bank).
The regulatory capital required for Interbank, Interseguro and Inteligo Bank is detailed below:
Interbank’s regulatory capital -
According to Legislative Decree No. 1028 and amendments, Interbank’s regulatory capital must be equal to or higher than 10 percent of the assets and contingent credits weighted by total risk represented by the sum of: the regulatory capital requirement for market risk multiplied by 10, the regulatory capital requirement for operational risk multiplied by 10 and the assets and contingent credits weighted by credit risk. However, through Multiple Official Letter No. 27358-2021 and Emergency Decree
003-2022,
the SBS established that in the period between April 2021 and August 2022, the regulatory capital for financial companies shall be equal or higher than 8 percent of total risk-weighted assets and contingencies and for the period between September 2022 and March 2023, it will be of 8.5 percent. Once this period ends, the regulatory capital shall go back to the percentage initially defined (10 percent of the assets and contingent loans weighted by total risks).

F-1
31

Notes to the consolidated financial statements (continued)

As of December 31, 2022 and 2021, pursuant to Legislative Decree No. 1028 and amendments, Interbank maintains the following amounts related to the risk weighted assets and contingent and regulatory capital (basic and supplementary):

	2022	2021
	S/(000)	S/(000)
Total risk weighted assets and credits	64,690,083	57,570,306
Total regulatory capital	9,754,806	9,135,614
Basic regulatory capital (Level 1)	7,016,417	6,262,096
Supplementary regulatory capital (Level 2)	2,738,389	2,873,518
Global capital to regulatory capital ratio	15.08%	15.87%
As of December 31, 2022 and 2021, Interbank has complied with SBS Resolutions No.2115-2009, No.6328-2009, No.14354-2009, No.4128-2014, “Regulations for the Regulatory Capital Requirement for Operational Risk”, “Market Risk” and “Credit Risk”, respectively, as amended. These resolutions establish, mainly, the methodologies to be applied by financial entities to calculate the assets and credits weighted per type of risk.
In July 2011, the SBS issued Resolution No. 8425-2011, modified by Resolution SBS
No. 603-2016
and SBS
No. 975-2016,
through these resolutions establish that, to determine an additional regulatory capital level and develop a process to assess the adequacy of their regulatory capital in relation with their risk profile, which must follow the methodology described in said resolution. The additional regulatory capital requirement shall be equivalent to the amount of regulatory capital requirements calculated for each of the following components: economic cycle, concentration risk, market concentration risk and interest rate risk in the bank book, among others. As of December 31, 2022 and 2021, the additional regulatory capital estimated by Interbank amounts to approximately S/840,914,000 and S/587,350,000, respectively.
In December 2021, the SBS issued Resolution No. 3921-2021, through which it establishes the modification to the calculation of the additional regulatory capital requirement for market concentration, considering the criteria of size, interconnection, substitutability, and complexity. Likewise, it establishes an adaptation period of two years starting in December 2022.
On March 26, 2020, the SBS issued Resolution No. 1264-2020, establishing that, for the calculation of capital requirements in relation to the weighting factor for mortgage loans and non-revolving
consumer loans that have been subject to rescheduling where its expiration term has been extended, will not be increased. Likewise, such Resolution authorizes to the financial entities to use the additional regulatory capital accumulated for the economic cycle component, see Note 1(c).
In that sense, Interbank has granted loan reschedulings to its clients, which consisted of modifications to the payment schedules and/or grace periods so that the original term of loans was postponed; however, according to the SBS’s indications, this term postponement has not generated that Interbank needs higher regulatory capital requirements, by the weighting factor.
In Group Management’s opinion, Interbank has complied with the requirements established by the aforementioned Resolution.

F-13
2

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
The solvency net equity is represented by the higher amount between the solvency margin and the minimal capital. As of December 31, 2022 and 2021, the solvency net equity is represented by the solvency margin. The solvency margin is the complementary support that insurance entities must maintain to deal with possible situations of excess claims not foreseen in the establishment of technical reserves. The total solvency margin corresponds to the sum of the solvency margins of each branch in which Interseguro operates.
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
As of December 31, 2022 and 2021, Interseguro’s surplus equity is as follows:

	2022	2021
	S/(000)	S/(000)
Regulatory capital	1,338,237	1,387,713
Less
Solvency equity (solvency margin)	714,875	672,551
Guarantee fund	250,207	235,393

Surplus	373,155	479,769

Inteligo Bank’s regulatory capital -
The Central Bank of the Bahamas requires Inteligo Bank to maintain a regulatory capital of not less than 8 percent of its risk weighted assets. Inteligo Bank’s capital ratio as of December 31, 2022 and 2021 is the following:

	2022	2021
	US$(000)	US$(000)
Total eligible capital	195,806	287,196

Total risk weighted assets	959,241	1,177,296

Capital adequacy ratio (in percentage)	20.41	24.39

F-13
3

Notes to the consolidated financial statements (continued)

In Management’s opinion, its Subsidiaries have complied with the requirements set forth by the regulatory entities.

(g)	Reserves -
The General Shareholders’ Meeting of IFS held on March 31, 2022, agreed to constitute reserves for S/800,000,000 charged to retained earnings.
The Board of Directors of IFS session held on April 22, 2020, agreed to constitute reserves for S/500,000,000 charged to retained earnings.

(h)	Subsidiaries’ legal and special reserves –
The Subsidiaries domiciled in Peru are required to establish a reserve equivalent to a certain percentage of their paid-in
capital (20 or 35 percent, depending on their economic activity) through annual transfers of not less than 10 percent of their net income. As of December 31, 2022 and 2021, the reserves constituted by the Peruvian subsidiaries amounted to S/1,545,471,000 and S/1,397,030,000, respectively.

17.	Tax situation

(a)
IFS and its Subsidiaries are incorporated and domiciled in the Republic of Panama and the Commonwealth of the Bahamas (see Note 2), and are not subject to any Income Tax, or any other taxes on capital gains, equity or property. The Subsidiaries incorporated and domiciled in Peru (see Note 2) are subject to the Peruvian Tax legislation; see paragraph (c).

Peruvian life insurance companies are exempt from Income Tax regarding the income derived from assets linked to technical reserves for pension insurance and annuities from the Private Pension Fund Administration System; as well as income generated through assets related to life insurance contracts with savings component.
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
Additionally, as a concurrent condition, it is established that in any period of 12 months shares or participations representing 10 percent or more of the capital of legal persons non-domiciled
be disposal.
Also, an indirect disposal assumption arises when the total amount of the shares of the domiciled legal person whose indirect disposal is performed, is equal or greater than 40,000 Taxation Units (henceforth “UIT”, by its Spanish acronym).

F-13
4

Notes to the consolidated financial statements (continued)

(b)
Legal entities or individuals not domiciled in Peru are subject to an additional tax (equivalent to 5 percent) on dividends received from entities domiciled in Peru. The corresponding tax is withheld by the entity that distributes the dividends. In this regard, since IFS controls the entities that distribute the dividends, it records the amount of the Income Tax on dividends as expense of the financial year of the dividends received. In this sense, during 2022 and 2021, the Company has recorded a provision for S/30,587,000 and S/39,108,000, respectively, in the caption “Income Tax” of the consolidated statement of income. The recovery recognized in the year 2020 for S/1,518,000 was consequence of: (i) the decrease in the percentage of dividends distribution by Interbank in April 2020, as part of the measures adopted to alleviate the financial impact of Covid-19, which generated that IFS recorded in the year 2020 a reversal of the provision recorded as of December 31, 2019, and; (ii) lower recognition of expenses for Income Tax provision over dividends due to a lower income in Interbank for the year 2020.

(c)
IFS’s Subsidiaries incorporated in Peru are subject to the payment of Peruvian taxes; hence, they must calculate their tax expenses on the basis of their separate financial statements. The Income Tax rate as of December 31, 2022, 2021 and 2020, was 29.5 percent, over the taxable income.

(d)
The Tax Authority (henceforth “SUNAT”, by its Spanish acronym) is legally entitled to perform tax audit procedures for up to four years subsequent to the date at which the tax return regarding a taxable period must be filed.

Below are the taxable periods subject to inspection by the Tax Authority as of December 31, 2022:

•	Interbank: Income Tax returns for the years 2018 to 2022, and Value-Added-Tax returns for the years 2018 to 2022.

•	Interseguro: Income Tax returns for the years 2018, 2019, 2021 and 2022, and Value-Added-Tax returns for the years 2018 to 2022.

•	Seguros Sura: Income Tax returns for the year 2018, and Value-Added-Tax returns for the year 2018.

•	Procesos de Medios de Pago: Income Tax returns for the years 2018 to 2022, and Value-Added-Tax returns for the years 2018 to 2022.

•	Izipay: Income Tax returns for the years 2018 to 2022, and Value-Added-Tax returns for the years 2018 to 2022.
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
Following is the description of the main ongoing tax procedures for the Subsidiaries:
Interbank:

•
Between 2004 and 2010, Interbank received several Tax Determination and Tax Penalty notices corresponding mainly to the Income Tax determination for the fiscal years 2000 to 2006. As a result, claims and appeals were filed and subsequent contentious administrative proceedings were started.

F-1
3
5

Notes to the consolidated financial statements (continued)

Regarding the tax litigations followed by Interbank related to the annual Income Tax returns for the years 2000 to 2006, the most relevant matter subject to discrepancy with SUNAT corresponds to whether the “interest in suspense” are subject to Income Tax or not. In this sense, Interbank considers that the interest in suspense does not constitute accrued income, in accordance with the SBS’s regulations and International Financial Reporting Standards, which is also supported by a ruling by the Permanent Constitutional and Social Law Chamber of the Supreme Court issued in August 2009 and a pronouncement in June 2019.
As of December 31, 2022 the tax liability requested for this concept and other minor contingencies, amounts to approximately S/290,000,000 w
h
ich includes the tax, fines and interest arrears, of which S/198,000,000 corresponded to interest in suspense and S/92,000,000 corresponded to other minor repairs. As of December 31, 2021, the tax liability amounted to S/425,000,000 and includes taxes, fines and interest arrears; however, during the year 2022, Interbank was notified with some rulings in its favor reaffirming its position that interest in suspense does not constitute taxable income.
From the tax and legal analysis performed, Interbank´s Management and its external legal advisers consider that there exists sufficient technical support for the prevailing of the Interbank’s position; as consequence, no provision has been recorded for this contingency as of December 31, 2022 and 2021.

•
In 2017, SUNAT closed the audit process corresponding to the Income Tax for the year 2010. Interbank paid the debt under protest and filed a claim procedure. Currently, the process has been appealed and it is pending resolution by the Tax Administration.

•
In 2019, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2013., the main concept observed corresponded to the deduction of loan write-offs without proof by the SBS.

During 2021, Interbank filed a claim against the Resolution of the Tax Court (“RTF” by its Spanish acronym) that confirmed, revoked and ordered to resettle the aforementioned concepts. At the end of 2022, the Tax Court reconfirmed its ruling in the aforementioned Resolution.
In December 2022, through Resolution of Coactive Collection No. 0110060065138, SUNAT notified Interbank a deadline of 7 working days to pay the third-category income tax debt corresponding to the period 2013, for approximately S/
62,000,000.
As of December 31, 2022 and 2021, the tax debt requested for this concept and other minor contingencies amounts to approximately S/62,000,000 and S/41,000,000, respectively, which comprises the tax, penalties and moratorium interest. On February 2, 2023, the required payment was made; however, the process continues in the judiciary.
In the opinion of Interbank´s Management and its legal advisors, any additional tax settlement would not be significant for the financial statements as of December 31, 2022 and 2021.

F-1
3
6

Notes to the consolidated financial statements (continued)

•
In April 2019, SUNAT notified about the commencement of the definitive audit process on Income Tax withholdings of non-domiciled
entities corresponding to the year 2018. To date, said audit is under process and no resolutions have been issued by the Tax Administration.

•
In September and December, 2019, SUNAT notified Interbank about the beginning of the definitive audit process on Income Tax corresponding to the year 2014 and 2015, respectively, which are in the appeal stage.

As of December 31, 2022 and 2021, the tax debt requested in relation to the Income Tax advance payments for the period 2015 and to the application of the additional Income Tax rate of 4.1 percent, amounted to S/14,000,000 and S/13,000,000, respectively.

•
In May 2020, Interbank was notified with the Resolution of Compliance related to the Income Tax and advance payments of the Income Tax for the year 2005 (linked to the interest in suspense). Through said notification, SUNAT increased the requested tax debt from S/1,000,000 to S/35,000,000 because as a result of the Resolution of Compliance, certain previously accepted deductions by SUNAT. In June 2020, Interbank filed an Appeal against the Resolution of Compliance, which is pending of pronouncement by the Tax Court.

In December 2022, the Tax Court notified of Resolution
No. 09431-9-2022,
through which it revoked interest in suspense, financial
pro-rata,
advance payments and fines. Interbank is awaiting the Resolution of Compliance.

•
In July 2020, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2012. As of December 31, 2022 and 2021, the tax debt claimed by SUNAT amounted to S/14,000,000 and S/13,000,000, respectively. As of the date of this report, the process is on appeal, pending resolution.

•
In February 2021, Interbank was notified with the Resolution of Compliance related to the Income Tax and prepaid income tax of the year 2006 (related to litigations about interest in suspense). Through said notification, SUNAT rejected an excess payment of S/3,500,000 and determined a tax debt of S/23,000,000.

In December 2022, the Tax Court notified of Resolution
No. 09451-1-2022,
through which it revoked interest in suspense, advance payments coefficient and fines. Interbank is awaiting the Resolution of Compliance.

•
In December 2021, by letter No.
210011740110-01-SUNAT,
SUNAT notified Interbank about the beginning of the definitive audit process on Income Tax corresponding to the year 2017. On October 28, 2022, SUNAT notified of Resolutions of Determination No. 0120030127896 and No. 0120030127908, issued regarding the third-category Income Tax corresponding to the period 2017, without additional amounts to pay.

In November 2022, Interbank filed an appeal recourse against the aforementioned resolutions of determination. The claim appeal is pending resolution by SUNAT.

•
In June and September 2022, the Permanent Constitutional and Social Law Chamber of the Supreme Court notified Interbank of its ruling regarding the Income Tax 2004, which declared unfounded the appeals by SUNAT and the Ministry of Economy and Finance, thus reaffirming the position held by Interbank in the sense that interest in suspense does not constitute taxable income. The same criterion has been adopted by the aforementioned Chamber regarding the 2001 Income Tax, according to the ruling that has been notified to Interbank in December 2022.

F-1
3
7

Notes to the consolidated financial statements (continued)

In the opinion of Interbank´s Management and its legal advisors, any eventual additional tax settlement would not be significant for the financial statements as of December 31, 2022 and 2021.
Interseguro:
On January 4, 2019, Interseguro was notified through a Tax Determination notice about the partial audit of the Income Tax for non-domiciled
entities for Sura corresponding to January 2015. The tax debt requested by SUNAT amounts to approximately S/19,000,000. Considering that this debt corresponds to a period prior to the acquisition of Sura by the Group, if confirmed, would be assumed by the sellers. On November 12, 2020, the Tax Court issued a favorable opinion to Interseguro, revoking the Determination Resolution issued by SUNAT.
On May 03, 2021, SUNAT notified Interseguro about the beginning of the partial audit process of the Income Tax corresponding to the year 2017. On December 24, 2021, Interseguro was notified about the Resolution of Determination regarding the conclusion of the tax audit, which readjusted the loss without additional amounts or penalties payable.
In December 2022, SUNAT notified Interseguro the beginning of the fiscalization process regarding the Income Tax corresponding to the year 2020. As of the date of this report, said inspection is in process.
In the opinion of Management and its legal advisers, any eventual additional tax would not be significant for the financial statements as of December 31, 2022 and 2021.
Izipay:
As of December 31, 2022 and 2021, Izipay maintains carryforward tax losses amounting to S/82,931,174 and S/99,640,144, respectively. In application of current tax regulations, Management opted for system “B” to offset its tax losses. Through this system, the tax loss may be offset against the net income obtained in the following years, up to 50 percent of said income until they are extinguished; therefore, they do not have an expiration date.
In the opinion of Management and its legal advisers, any eventual additional tax would not be significant for the financial statements as of December 31, 2022 and 2021.

(e)
Peruvian life insurance companies are exempted from the Income Tax on income from assets related to technical reserves for the payment of annuities and retirement, disability and survival annuities of the Private Pension Fund Administration System.

(f)
For the purpose of determining the Income Tax, the transfer prices of transactions with related companies and with companies domiciled in countries or territories that are non-cooperating
or low or zero tax countries or territories, or with entities or permanent establishments whose income, revenues or gains from said contracts are subject to a preferential tax regime, must be supported by documented information on the valuation methods used and the criteria considered for their determination. On the basis of the analysis of the operations of the Group, Management and its internal legal advisors believe that, as a consequence of the application of these standards, contingencies of importance will not arise as of December 31, 2022 and 2021.

F-13
8

Notes to the consolidated financial statements (continued)

Through Legislative Decree No. 1312, published on December 31, 2016, the formal obligations for entities included within the scope of application of transfer pricing were modified, thus incorporating three new information requirements: the first is a Local Report; the second is a Master Report; and the third is a Country Report. The first entered into effect since 2017 for the operations that occurred during the year 2016 and the last two since 2018 for the operations that have occurred since the fiscal year 2017.

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

Notes to the consolidated financial statements (continued)

(ii)
The rules that regulate the obligation of legal persons and/or legal entities to inform the identification of their final beneficiaries (Legislative Decree No. 1372) were established. These rules are applicable to legal entities domiciled in the country, in accordance with the provisions of Article 7 of the Income Tax Act, and legal entities established in the country. The obligation covers non-domiciled
legal entities and legal entities established abroad, provided that: a) they have a branch, agency or other permanent establishment in the country; b) the natural or juridical person who manages the autonomous patrimony or the investment funds from abroad, or the natural or legal person who has the status of trustee or administrator, is domiciled in the country; c) any of the members of a consortium is domiciled in the country. This obligation will be fulfilled through the presentation to SUNAT of an informative Sworn Statement, which must contain the information of the final beneficiary and be submitted, in accordance with the regulations and within the deadlines established by SUNAT.

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

Notes to the consolidated financial statements (continued)

(iv)	Amendments to the Income Tax Act were included, effective as of January 1, 2019, to improve the tax treatment applicable to the following (Legislative Decree No. 1424):

•
Income obtained from the indirect transfer of shares of stock or capital representing participations of legal persons domiciled in the country. Among the most significant changes is the inclusion of a new indirect sale assumption, which is triggered when the total amount of the shares of the domiciled legal entity whose indirect disposal is made is equal to or higher than 40,000 UITs.

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

•
The deduction of interest expenses for the determination of corporate Income Tax. In the years 2019 and 2020, it shall be applicable the debt limit set at up to three times the net equity as of December 31 of the previous year will be applicable, both to loans with related parties, and to loans with third parties contracted since September 14, 2018. Beginning in 2021, the limit for the deduction of financial expenses shall be equivalent to 30 percent of the entity’s tax EBITDA. There are some exceptions to this limitation, such as in the case of banks, taxpayers with income lower than 2,500 UITs, infrastructure, public services, among others.

(v)
Regulations have been established for the accrual of income and expenses for tax purposes beginning on January 1, 2019 (Legislative Decree No. 1425). Until the year 2018, there was no rule definition of this concept, so in many cases accounting rules were used for its interpretation. In general terms, with the new criterion, for the purpose of determining the Income Tax, it shall be considered whether the substantial events for the generation of income or expense agreed upon by the parties have occurred, provided they are not subject to a subsequent condition, in which case the recognition shall take place when it is fulfilled and when collection or payment is to take place will not be taken into account; and, if the determination of the consideration depends on a future action or event, the total or part of the corresponding income or expense will be deferred until that action or event occurs.

F-1
41

Notes to the consolidated financial statements (continued)

(i)
Supreme Decree No.
430-2020-EF,
published on December 31, 2020, approved the Regulation that establishes the financial information that companies of the financial system must provide to SUNAT in the fight against tax evasion and avoidance pursuant to Legislative Decree No. 1434. Such Regulation entered into force on January 1, 2021.

Considering that, said Regulation stablished the concepts that the financial entities must report to SUNAT, which are, among others, cumulative balances and/or amounts, averages or highest amounts and the returns generated in the accounts during the reporting period and are equal or higher than S/30,800 in said period. The information shall be provided to SUNAT semi-annually through informative declarations containing monthly information.

(j)	Law No. 31106 extends until December 31, 2023, the validity of all exemptions in force to date contained in Article 19 of the Income Tax Act.
On this matter, among the extended exemptions that are applicable or related to Interbank’s operations, are the following:

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

(k)
Legislative Decree No. 1529 was published on March 3, 2022, amending the Bankarization Act in order to promote the use of means of payment and reduce the minimum amount for the use of means of payment means, according to the following:

•	The minimum amount for the use of means of payment is two thousand Soles (S/ 2,000) or five hundred American Dollars (US$500).

•
With the purpose of improving the coverage of means of payment and thus broaden the range of traceable operations, Article 3 of the Bankarization Act was amended in order to point out that the payment of sums of money in operations included in said article, for amounts equivalent or higher than
1
 UIT, even when the payment is performed partially, can only be performed by using means of payment contemplated by said Act.

F-14
2

Notes to the consolidated financial statements (continued)

•
The payment of obligations to
non-domiciled
natural and/or legal persons that must be performed through the means of payment contemplated by said Act, must be performed through either the Financial System Entities (“FSE”), or non-domiciled
banking or finance companies, in the cases that the subject performs foreign trade operations, including the obligations derived from the acquisition of property and rights related to the holding of shares and other transferable securities.

•
The use of means of payment is deemed complied with only if the payment is performed directly to the lender, supplier and/or service provider, or when said payment is made to a third party designated by the former, provided that such designation is informed to SUNAT prior to the Payment.

•
In no case the obligation to use the means of payment pursuant to the Act is deemed complied with when the payments are performed through banking or finance companies domiciled in either non-cooperating
countries or territories, with low or zero taxation, or permanent establishments (PE) in said countries or territories.

The legislation entered into effect on April 1, 2022, with the exception of the amendment referred to the payment of non-domiciled
FSEs located in low or zero taxation territories, which was set to enter into effect on January 1, 2023.

(l)
On March 26, 2022, Legislative Decree No. 1539 was published. It amends the Income Tax Act in order to incorporate new methods to establish the market value of transferable securities in operations between non-related
third parties. Said legislation was set to enter into effect on January 1, 2023.

18.	Off-balance sheet accounts

(a)	The table below presents the components of this caption:

	2022	2021
	S/(000)	S/(000)
Contingent credits - indirect loans (b), Note 6(a)
Guarantees and stand-by letters	4,001,806	4,150,093
Import and export letters of credit	485,541	290,365

	4,487,347	4,440,458

Derivatives
Held for trading: Note 10(b)
Forward foreign currency agreements, see Note 30.2(b)(i):
Forward currency agreements – purchase	1,977,324	3,925,457
Forward currency agreements – sale	4,057,830	4,390,342
Forward foreign currency agreements in other currencies	292,906	316,031
Foreign currency options	80,151	1,816
Swap agreements, see Note 30.2(b)(ii):
Currency swaps: Foreign currency delivery / receipt in Soles	644,019	995,650
Currency swaps: Soles delivery / receipt in foreign currency	2,028,514	3,166,675
Cross currency swaps	224,485	234,667
Interest rate swaps	2,424,566	2,969,027

F-14
3

Notes to the consolidated financial statements (continued)

	2022	2021
	S/(000)	S/(000)
Designated as hedges: Note 10(b)
Cash flows:
Cross currency swaps	2,579,164	2,357,967

	14,308,959	18,357,632

Responsibilities for credit lines granted (cancellable) (c)	13,213,024	11,213,104
Responsibilities for credit lines – commercial and others (d)	1,545,698	969,113

Total	33,555,028	34,980,307

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

19.	Interest income and expenses, and similar accounts

(a)	This caption is comprised of the following:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Interest and similar income
Interest on loan portfolio	4,207,420	3,274,402	3,769,716
Impact from the modification of contractual cash flows due to the loan rescheduling schemes (*)	41,110	120,193	(134,376)
Interest on investments at fair value through other comprehensive income	1,202,788	928,660	769,718
Interest on due from banks and inter-bank funds	175,401	46,273	35,906
Interest on investments at amortized cost	161,966	130,326	116,338

F-14
4

Notes to the consolidated financial statements (continued)

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Dividends on financial instruments, Note 5(e) and (f)	78,928	101,736	103,294
Others	3,689	4,035	4,371

Total	5,871,302	4,605,625	4,664,967

Interest and similar expenses
Interest and fees on deposits and obligations	(863,335)	(334,212)	(522,357)
Interest on bonds, notes and other obligations	(418,821)	(433,774)	(390,586)
Interest and fees on obligations with financial institutions	(234,842)	(156,490)	(181,675)
Deposit insurance fund fees	(77,920)	(70,670)	(56,177)
Interest on lease payments, Note 8(e)	(9,283)	(14,004)	(15,288)
Others	(57,897)	(48,787)	(26,201)

Total	(1,662,098)	(1,057,937)	(1,192,284)

(*)
For rescheduled loans, during 2020, Interbank recalculated the carrying amount of these financial assets as the present value of the modified contractual cash flows, discounted at the loan’s original effective interest rate. The impact of the recalculation amounted approximately to S/134,376,000 of lower interest income for the year 2020.

During 2022 and 2021, the recognition of this interest was recorded in function of the rescheduled term for approximately S/22,930,000 and S/96,627,000, respectively. Likewise, as result of the rescheduling of loans under “Reactiva Peru” program, income for approximately S/18,180,000 and S/23,566,000, respectively; was recorded. Both amounts are presented as an increase in interest income and similar income.

F-1
4
5

Notes to the consolidated financial statements (continued)

(b)	The amounts shown in literal (a) above, include interest income and expenses calculated using the effective interest rate (EIR), which are related to the following items:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Financial assets measured at amortized cost	4,585,897	3,571,194	3,787,584
Financial assets measured at fair value through other comprehensive income	1,202,788	928,660	769,718

Total interest from financial assets calculated at EIR	5,788,685	4,499,854	4,557,302

Financial liabilities measured at amortized cost	1,526,281	938,480	1,109,906

20.	Fee income from financial services, net

(a)	For the years ended December 31, 2022, 2021 and 2020, this caption is comprised of the following:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Income
Performance obligations at a point in time:
Accounts maintenance, carriage, transfers, and debit and credit card fees	705,188	562,542	474,822
Income from services (acquirer and issuer role) (b)	523,313	—	—
Banking services fees	205,333	207,230	192,588
Brokerage and custody services (c)	5,836	8,457	6,858
Others	34,438	—	—
Performance obligations over time:
Funds management	153,948	184,703	151,356
Contingent loans fees	70,038	64,964	52,156
Collection services	60,931	52,955	41,124
Commission for loans rescheduling “Reactiva Peru” program	16,909	23,722	—
Others	23,259	37,293	42,207

Total (d)	1,799,193	1,141,866	961,111

Expenses
Expenses for services (acquirer and issuer role) (b)	(238,997)	—	—
Credit cards	(164,722)	(128,580)	(105,772)
Commissions Mastercard - Visa	(56,845)	—	—
Credit life insurance premiums	(54,536)	(60,231)	(59,520)
Local banks fees	(50,192)	(36,836)	(15,828)
Foreign banks fees	(24,920)	(31,767)	(15,105)

F-1
4
6

Notes to the consolidated financial statements (continued)

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Commission for loans rescheduling “Reactiva Peru” program	(22,373)	(26,215)	—
Registry expenses	(2,046)	(3,009)	(8,151)
Brokerage and custody services (c)	(961)	(824)	(630)
Others	(46,215)	(30,596)	(32,605)

Total	(661,807)	(318,058)	(237,611)

Net	1,137,386	823,808	723,500

(b)
Corresponds to the management and operation of the shared service of transaction processing of credit and debit cards, for clients of Izipay since April 2022, month in which Izipay became a consolidated subsidiary of IFS.

(c)	As of December 31, 2022, 2021 and 2020, the Group has recognized net income for transactions carried out on behalf of its clients amounting to S/4,875,000, S/7,633,000 and S/6,228,000, respectively.

(d)	Fee income by geographic distribution for the years ended December 31, 2022, 2021 and 2020 is presented below:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Geographic information
Peru	1,678,023	1,003,858	854,082
Panama	121,170	138,008	107,029

Total	1,799,193	1,141,866	961,111

F-1
4
7

Notes to the consolidated financial statements (continued)

21.	Other income and (expenses)

(a)	This caption is comprised of the following:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Other income
Fair value adjustment of the participation held by Interbank in Izipay, note 1(d)	222,513	—	—
Maintenance, installation and sale of POS equipment	22,000	—	—
Gain from sale of written-off-loans (c)	19,177	11,848	12,962
Gain from refunds and penalties	18,783	—	—
Income from investments in associates (b)	18,713	33,378	9,068
Profit from sale of property, furniture and equipment, Note 8(d)	11,780	—	—
Services rendered to third parties	7,611	6,836	7,843
Other technical income from insurance operations	6,489	8,115	11,547
Income from ATM rentals	6,459	4,944	3,971
Others	66,677	24,377	16,726

Total other income	400,202	89,498	62,117

Other expenses
Commissions from insurance activities	(108,597)	(37,920)	(28,390)
Sundry technical insurance expenses	(67,820)	(65,757)	(47,285)
Cost of sale of POS equipment	(27,366)	—	—
Provision for sundry risk	(12,661)	(14,872)	(4,918)
Expenses related to rental income	(7,521)	(4,026)	(1,993)
Administrative and tax penalties	(7,317)	(2,672)	(543)
Write-off of intangibles, Note 9(a)	(6,266)	(10,371)	(824)
Provision for accounts receivable	(5,684)	(1,123)	(7,310)
Donations	(4,712)	(4,991)	(5,509)
Others (*)	(67,901)	(68,460)	(47,275)

Total other expenses	(315,845)	(210,192)	(144,047)

(*)
During the year 2022, corresponds mainly to expenses for operational write-offs and technological failures, among other minor expenses. During 2022 and 2021, correspond mainly to non-recurring
expenses derived from the
Covid-19
pandemic (implementation of safety protocols and remote working, among others).

(b)	As of December 31, 2022, includes S/5,033,000 corresponding to the participation that Interbank held in Izipay until the date of its acquisition, see Note 1(d).

(c)
During the years 2022, 2021

and 2020, Interbank sold
written-off
loan portfolios, in cash and to
non-related
third parties. The nominal value of the credits sold amounted to S/973,966,000, S/501,540,000 and S/625,406,000, respectively.

F-1
4
8

Notes to the consolidated financial statements (continued)

22.	Net premiums earned
This caption is comprised of the following:

	Premiums assumed			Adjustment of technical reserves			Gross premiums (*)			Premiums ceded to reinsurers			Net premiums earned
	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities (**)	478,159	614,899	248,025	(254,567)	(291,076)	(56,021)	223,592	323,823	192,004	—	—	—	223,592	323,823	192,004
Group life	182,944	136,743	138,360	(364)	(2,189)	281	182,580	134,554	138,641	(6,861)	(4,779)	(4,890)	175,719	129,775	133,751
Individual life	224,862	182,032	139,105	(58,204)	(76,339)	(61,978)	166,658	105,693	77,127	(6,614)	(5,494)	(4,592)	160,044	100,199	72,535
Retirement (disability and survival) (***)	8,650	8,418	9,347	(19,734)	(9,661)	11,912	(11,084)	(1,243)	21,259	(422)	(534)	(527)	(11,506)	(1,777)	20,732
Others	2	2	3	(22)	(13,595)	2,085	(20)	(13,593)	2,088	—	—	—	(20)	(13,593)	2,088

Total life insurance	894,617	942,094	534,840	(332,891)	(392,860)	(103,721)	561,726	549,234	431,119	(13,897)	(10,807)	(10,009)	547,829	538,427	421,110
Total general insurance	132,649	109,303	91,092	(12,239)	(2,405)	2,930	120,410	106,898	94,022	(42)	(58)	(151)	120,368	106,840	93,871

Total general	1,027,266	1,051,397	625,932	(345,130)	(395,265)	(100,791)	682,136	656,132	525,141	(13,939)	(10,865)	(10,160)	668,197	645,267	514,981

(*)	It includes the annual variation of technical reserves and unearned premiums.
(**)	The variation of the adjustment of technical reserves is due mainly to aging over time; see Note 14(b).
(***)
In April 2016, the Congress of the Republic of Peru approved the amendment of the Private Pension System Act, through which the affiliates of the Pension Fund Administrators (AFPs) who turn 65 and retire, can choose, among other existing retirement modalities, the return of 95.5 percent of the total fund available from their Individual Capitalization Account (“CIC”, by its Spanish acronym). During 2017, to offset the contraction of retirement income because of the aforementioned amendment to the SPP Act, Interseguro launched the products “Renta Particular Plus” and “Renta Particular Plus – Vitalicio”. During the years 2022 and 2021, premiums collected for “Renta Particular Plus – Vitalicio” amounted to
S/19,123,000 and S/57,479,000, respectively, and for “Renta Particular Plus” amounted to S/160,439,000 and S/219,347,000, respectively. As of December 31, 2022, retirement premiums amounted to S/2,220,000 (in 2021 and 2020 retirement premiums amounted to S/3,713,000 and S/1,750,000, respectively). The liability related to “Renta Particular Plus – Vitalicio“ is presented in the caption “Insurance contracts liabilities” of the consolidated statement of financial position considering that it contains an important component of insurance; and the liability of the “Renta Particular Plus” is presented in the caption “Other accounts payable, provisions and other liabilities” of the consolidated statement of financial position considering that it does not contain an important insurance component.

Notes to the consolidated financial statements (continued)

23.	Net claims and benefits incurred for life insurance contracts and others
This caption is comprised of the following:

	Gross claims and benefits			Ceded claims and benefits			Net insurance claims and benefits
	2022	2021	2020	2022	2021	2020	2022	2021	2020
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities	(703,511)	(687,208)	(631,117)	—	—	—	(703,511)	(687,208)	(631,117)
Group life	(43,360)	(124,308)	(83,605)	2,649	11,222	4,868	(40,711)	(113,086)	(78,737)
Individual life	(13,743)	(37,049)	(17,495)	2,949	8,789	2,393	(10,794)	(28,260)	(15,102)
Retirement (disability and survival)	(39,393)	(53,089)	(41,076)	(5,808)	6,505	4,206	(45,201)	(46,584)	(36,870)
Others	(16,279)	(14,539)	(12,794)	(151)	11	(216)	(16,430)	(14,528)	(13,010)
General insurance	(43,344)	(27,691)	(19,214)	—	11	(1)	(43,344)	(27,680)	(19,215)

	(859,630)	(943,884)	(805,301)	(361)	26,538	11,250	(859,991)	(917,346)	(794,051)

24.	Salaries and employee benefits
This caption is comprised of the following:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Salaries	571,343	567,938	526,909
Workers’ profit sharing	92,042	59,441	52,829
Vacations, health insurance and others	81,581	74,924	72,405
Social security	62,637	60,802	55,408
Severance indemnities	44,447	44,277	41,695

Total	852,050	807,382	749,246

T
he
average number of employees for the years 2022, 2021 and 2020 was 8,076, 7,378 and 7,610 respectively.

25.	Administrative expenses

(a)	This caption is comprised of the following:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Services received from third parties (b)	1,104,822	909,212	704,255
Taxes and contributions	64,008	44,452	37,581
Rental expenses (c) and Note 8(e)	10,958	11,841	6,781

Total	1,179,788	965,505	748,617

(b)
Servi
ces
received from third parties correspond mainly to computer equipment maintenance services, credit cards associated expenses, securities transportation services, advertising, customer loyalty programs, marketing on digital media, among others.

(c)	During the years 2022, 2021 and 2020 corresponds to disbursements made by the Group for of short-term and low value assets, see Note 3.4(k).

F-1
50

Notes to the consolidated financial statements (continued)

26.	Earnings per share
The following table presents the calculation of the weighted average number of shares and the basic and diluted earnings per share, determined and calculated based on the earnings attributable to the Group, as described in Note 3.4(ad):

	Outstanding shares	Shares considered in computation	Effective days in the year	Weighted average number of shares
	(in thousands)	(in thousands)		(in thousands)
Year 2020
Balance as of January 1, 2020	115,446	115,446	365	115,446
Sale of treasury stock	4	4	266	3
Purchase of treasury stock	(27)	(27)	30	(2)

Balance as of December 31, 2020	115,423	115,423		115,447

Net earnings attributable to IFS’s shareholders S/(000)				383,259

Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				3.320

Year 2021
Balance as of January 1, 2021	115,423	115,423	365	115,423
Sale of treasury stock	1	1	267	1
Purchase of treasury stock	(6)	(6)	274	(5)

Balance as of December 31, 2021	115,418	115,418		115,419

Net earnings attributable to IFS’s shareholders S/(000)				1,790,155

Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				15.510

Year 2022
Balance as of January 1, 2022	115,418	115,418	365	115,418

Balance as of December 31, 2022	115,418	115,418		115,418

Net earnings attributable to IFS’s shareholders S/(000)				1,660,581

Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				14.388

F-1
51

Notes to the consolidated financial statements (continued)

27.	Transactions with shareholders, related parties and affiliated entities

(a)	The table below presents the main transactions with shareholders, related parties and affiliated companies as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020:

	2022	2021
	S/(000)	S/(000)
Assets
Instruments at fair value through profit or loss	99	112,096
Investments at fair value through other comprehensive income	58,378	65,357
Loans, net (b)	1,317,453	1,323,580
Accounts receivable	117,273	131,541
Other assets	32,043	8,694
Liabilities
Deposits and obligations	1,040,975	999,754
Other liabilities	3,215	12,809
Off-balance sheet accounts
Indirect loans (b)	89,707	105,604

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Income (expenses)
Interest and similar income	72,334	68,166	70,261
Rental income	31,428	30,873	18,609
Valuation of financial derivative instruments	149	180	164
Administrative expenses	(33,758)	(44,249)	(42,768)
Interest and similar expenses	(16,821)	(3,065)	(7,264)
Others, net	51,241	31,392	6,853

F-15
2

Notes to the consolidated financial statements (continued)

(b)	As of December 31, 2022 and 2021, the detail of loans is the following:

	2022			2021
	Direct Loans	Indirect Loans	Total	Direct Loans	Indirect Loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Affiliated	1,108,276	18,832	1,127,108	1,076,393	45,522	1,121,915
Associates	209,177	70,875	280,052	247,187	60,082	307,269

	1,317,453	89,707	1,407,160	1,323,580	105,604	1,429,184

(c)
As of December 31, 2022 and 2021, the directors, executives and employees of the Group have been involved in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian law, which regulates and limits on certain transactions with employees, directors and executives of financial entities. As of December 31, 2022 and 2021, direct loans to employees, directors and executives amounted to S/211,715,000 and S/212,967,000, respectively; said loans are repaid monthly and bear interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with shares of any Subsidiary.

F-15
3

Notes to the consolidated financial statements (continued)

(d)	The Group’s key personnel basic remuneration for the years ended December 31, 2022, 2021 and 2020, is presented below:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Salaries	26,964	24,768	21,859
Board of Directors’ compensations	3,923	2,861	3,719

Total	30,887	27,629	25,578

(e)	In Management’s opinion, transactions with related companies have been performed under market conditions and within the limits permitted by the SBS.

28.	Business segments
The Chief Operating Decision Maker (“CODM”) of IFS is the Chief Executive Officer (“CEO”). The Group presents four operating segments based on products and services, as follows:
Banking -
Mainly loans, credit facilities, deposits and current accounts.
Insurance -
It provides life annuity products with single-premium payment and conventional life insurance products, as well as other retail insurance products.
Wealth management -
It provides brokerage and investment management services. Inteligo serves mainly Peruvian citizens.
Payments -
It provides mainly administration services, operation and processing of credit and debit cards. Taking into account that Izipay became a subsidiary of IFS since April 2022, the results shown for this segment correspond to the nine-month period ended December 31, 2022.
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
No revenue from transactions with a single external customer or counterparty exceeded 10 percent of the Group’s total revenues in the years 2022, 2021 and 2020.

F-15
4

Notes to the consolidated financial statements (continued)

The following table presents the Group’s financial information by business segments for the years ended December 31, 2022, 2021 and 2020:

	2022
	Banking (*)	Insurance	Wealth management	Payments (**)	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total income (***)
Third party	6,459,232	1,655,036	75,706	595,360	95,802	8,881,136
Inter-segment	(137,253)	(37)	—	—	137,290	—

Total income	6,321,979	1,654,999	75,706	595,360	233,092	8,881,136

Consolidated statement of income data
Interest and similar income	4,774,378	940,894	155,116	1,569	(655)	5,871,302
Interest and similar expenses	(1,476,942)	(130,458)	(50,306)	(1,269)	(3,123)	(1,662,098)

Net interest and similar income	3,297,436	810,436	104,810	300	(3,778)	4,209,204

(Loss) reversal on loans, net of recoveries	(832,919)	—	2,368	—	—	(830,551)
Loss due to impairment of financial investments	(732)	(26)	(11,981)	—	(13)	(12,752)

Net interest and similar income after impairment loss on loans	2,463,785	810,410	95,197	300	(3,791)	3,365,901

Fee income from financial services, net	797,711	(7,160)	163,325	258,728	(75,218)	1,137,386
Net gain on sale of financial investments	(12,341)	(6,360)	(41,747)	—	—	(60,448)
Other income	487,758	52,283	(202,736)	36,040	229,549	602,894
Total net premiums earned minus claims and benefits	—	(191,772)	—	—	(22)	(191,794)
Depreciation and amortization	(257,210)	(23,682)	(15,044)	(30,185)	(10,105)	(336,226)
Other expenses	(1,673,581)	(375,301)	(130,453)	(202,565)	34,217	(2,347,683)

Income (loss) before translation result and Income Tax	1,806,122	258,418	(131,458)	62,318	174,630	2,170,030
Exchange difference	(22,800)	(10,408)	(7,146)	2,316	1,202	(36,836)
Income Tax	(409,201)	—	(2,791)	(23,560)	(26,985)	(462,537)

Net profit (loss) for the year	1,374,121	248,010	(141,395)	41,074	148,847	1,670,657

Attributable to:
IFS’s shareholders	1,374,121	248,010	(141,395)	41,074	138,771	1,660,581
Non-controlling interest	—	—	—	—	10,076	10,076

	1,374,121	248,010	(141,395)	41,074	148,847	1,670,657

(*)	Includes 50 percent of Interbank’s participation in Izipay until March 2022, considering that in April 2022, Izipay became a consolidated subsidiary of the Group, see Note 1(d).
(**)	As of December 31, 2022, the payments segment corresponds to the profit generated by Izipay during the nine-month period ended December 31, 2022.
(***)	Corresponds to interest and similar income, other income and net premiums earned.

F-1
5
5

Notes to the consolidated financial statements (continued)

	2021
	Banking (*)	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total income (**)
Third party	4,866,775	1,676,185	487,339	(49,914)	6,980,385
Inter-segment	(45,904)	—	(18,813)	64,717	—

Total income	4,820,871	1,676,185	468,526	14,803	6,980,385

Consolidated statement of income data
Interest and similar income	3,636,810	802,961	154,328	11,526	4,605,625
Interest and similar expenses	(893,060)	(117,531)	(39,840)	(7,506)	(1,057,937)

Net interest and similar income	2,743,750	685,430	114,488	4,020	3,547,688

Impairment loss on loans, net of recoveries	(379,034)	—	(2,543)	—	(381,577)
(Loss) recovery due to impairment of financial investments	(527)	33,198	(1,615)	(158)	30,898

Net interest and similar income after impairment loss on loans	2,364,189	718,628	110,330	3,862	3,197,009

Fee income from financial services, net	677,461	(6,802)	196,959	(43,810)	823,808
Net gain on sale of financial investments	100,867	145,714	42,074	268	288,923
Other income	451,637	89,002	93,978	(17,898)	616,719
Total net premiums earned minus claims and benefits	—	(272,037)	—	(42)	(272,079)
Depreciation and amortization	(245,432)	(25,035)	(14,977)	5,754	(279,690)
Other expenses	(1,542,487)	(325,242)	(128,444)	13,094	(1,983,079)

Income (loss) before translation result and Income Tax	1,806,235	324,228	299,920	(38,772)	2,391,611
Exchange difference	7,241	(51,493)	(7,570)	(37,498)	(89,320)
Income Tax	(453,198)	—	(8,805)	(40,109)	(502,112)

Net profit (loss) for the year	1,360,278	272,735	283,545	(116,379)	1,800,179

Attributable to:
IFS’s shareholders	1,360,278	272,735	283,545	(126,403)	1,790,155
Non-controlling interest	—	—	—	10,024	10,024

	1,360,278	272,735	283,545	(116,379)	1,800,179

(*)	Includes 50 percent of Interbank’s profit from Izipay, which were recorded in the caption “Other income”.
(**)	Corresponds to interest and similar income, other income and net premiums earned.

F-1
5
6

Notes to the consolidated financial statements (continued)

	2020
	Banking (*)	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total income (**)
Third party	4,900,400	1,365,579	433,941	(19,738)	6,680,182
Inter-segment	(59,267)	—	(3,273)	62,540	—

Total income	4,841,133	1,365,579	430,668	42,802	6,680,182

Consolidated statement of income data
Interest and similar income	3,836,413	654,975	163,414	10,165	4,664,967
Interest and similar expenses	(1,053,356)	(83,992)	(51,652)	(3,284)	(1,192,284)

Net interest and similar income	2,783,057	570,983	111,762	6,881	3,472,683

Impairment loss on loans, net of recoveries	(2,393,923)	—	(21)	—	(2,393,944)
Recovery (loss) due to impairment of financial investments	170	(33,819)	745	—	(32,904)

Net interest and similar income after impairment loss on loans	389,304	537,164	112,486	6,881	1,045,835

Fee income from financial services, net	619,842	(6,056)	163,968	(54,254)	723,500
Net gain (loss) on sale of financial investments	103,773	105,038	(23,428)	—	185,383
Other income	340,372	96,641	129,987	24,351	591,351
Total net premiums earned minus claims and benefits	—	(279,070)	—	—	(279,070)
Depreciation and amortization	(234,479)	(25,590)	(14,478)	5,797	(268,750)
Other expenses	(1,299,027)	(260,405)	(113,564)	31,086	(1,641,910)

Income (loss) before translation result and Income Tax	(80,215)	167,722	254,971	13,861	356,339
Exchange difference	(5,966)	(26,591)	(3,846)	(9,320)	(45,723)
Income Tax	80,509	—	(8,000)	424	72,933

Net profit (loss) for the year	(5,672)	141,131	243,125	4,965	383,549

Attributable to:
IFS’s shareholders	(5,672)	141,131	243,125	4,675	383,259
Non-controlling interest	—	—	—	290	290

	(5,672)	141,131	243,125	4,965	383,549

(*)	Includes 50 percent of Interbank’s profit from Izipay, which were recorded in the caption “Other income”.
(**)	Corresponds to interest and similar income, other income and net premiums earned.

F-1
5
7

Notes to the consolidated financial statements (continued)

	2022
	Banking	Insurance	Wealth management	Payments	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (*)	258,887	41,599	3,443	92,133	1,004	397,066
Total assets	66,977,277	14,134,224	5,102,598	902,610	365,923	87,482,632
Total liabilities	59,498,433	13,150,041	4,208,369	686,292	(106,454)	77,436,681

	2021
	Banking	Insurance	Wealth management	Holding and Consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (*)	216,786	157,186	40,114	616	414,702
Total assets	68,584,019	15,254,493	5,722,539	392,858	89,953,909
Total liabilities	61,581,982	14,380,847	4,427,452	8,266	80,398,547

(*)	It includes the purchase of property, furniture and equipment, intangible assets and investment properties.
The distribution of the Group’s total income based on the location of the customer and its assets, for the year ended December 31, 2022, is S/8,851,175,000 in Peru and S/29,961,000 in Panama (for the year ended December 31, 2021, was S/6,568,484,000 in Peru and S/411,901,000 in Panama). The distribution of the Group’s total assets based on the location of the customer and its assets as of December 31, 2022 is S/82,508,015,000 in Peru and S/4,974,617,000 in Panama (for the year ended December 31, 2021, was S/84,391,264,000 in Peru and S/5,562,645,000 in Panama).

F-1
5
8

Notes to the consolidated financial statements (continued)

29.	Financial instruments classification
The financial assets and liabilities of the consolidated statement of financial position as of December 31, 2022 and 2021, are presented below.

	As of December 31, 2022
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	13,193,411	13,193,411
Inter-bank funds	—	—	—	296,119	296,119
Financial investments	1,932,993	17,038,942	512,884	3,302,779	22,787,598
Loans, net	—	—	—	45,502,998	45,502,998
Due from customers on acceptances	—	—	—	45,809	45,809
Other accounts receivable and other assets, net	515,800	—	—	954,363	1,470,163

	2,448,793	17,038,942	512,884	63,295,479	83,296,098

Financial liabilities
Deposits and obligations	—	—	—	48,530,708	48,530,708
Inter-bank funds	—	—	—	30,012	30,012
Due to banks and correspondents	—	—	—	7,100,646	7,100,646
Bonds, notes and other obligations	—	—	—	7,906,303	7,906,303
Due from customers on acceptances	—	—	—	45,809	45,809
Insurance contract liabilities	—	—	—	10,602,372	10,602,372
Other accounts payable, provisions and other liabilities	297,038	—	—	2,543,060	2,840,098

	297,038	—	—	76,758,910	77,055,948

F-1
5
9

Notes to the consolidated financial statements (continued)

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
60

Notes to the consolidated financial statements (continued)

30.	Financial risk management
It comprises the management of the main risks, that due to the nature of their operations, IFS and its Subsidiaries are exposed to; and correspond to: credit risk, market risk, liquidity risk, insurance risk and real estate risk.

•	Credit risk: possibility of loss due to inability or lack to pay of willingness to pay debtors, counterparts or third parties bound to comply with their contractual obligations.

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
To manage the risks detailed above, every Subsidiary of the Group has a specialized structure and organization in their management, measurement systems, as well as mitigation and coverage processes, according to specific regulatory needs and requirements for the development of its business. The Group and its Subsidiaries, mainly Interbank, Interseguro, Inteligo Bank and Izipay, operate independently but in coordination with the general provisions issued by the Board of Directors and Management of IFS. The Board of Directors and Management of IFS are ultimately responsible for identifying and controlling risks. The Company has an Audit Committee comprised of three independent directors, pursuant to Rule
10A-3
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
Also, the Audit Committee is responsible of assisting the Board of Directors in the monitoring and supervising, thus helping to ensure:

•	The quality and comprehensiveness of IFS’s financial statements, including its disclosures.

•	The existence of adequate procedures to assess, objectively and periodically, the effectiveness of the internal control system over the financial report.

•	The compliance of the legal and regulatory framework.

•	The qualification and independence of external auditors.

•	The performance of external auditors.

•	The implementation by Management of an adequate internal control system, in particular the internal control system over the financial report.
The Company has an Internal Audit Division which is responsible for monitoring the key processes and controls to ensure an adequate low risk control according to the standards defined in the Sarbanes Oxley Act.

F-1
61

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

F-16
2

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

Notes to the consolidated financial statements (continued)

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

(iv)	Izipay -
The Board of Izipay is responsible for the approval of risk management policies. Likewise, in order to monitor the risks to which Izipay is exposed, the Board has created the Risks and Compliance Committee and the Audit Committee.
The Group, through its different risk management bodies, has been monitoring and implementing in its subsidiaries, diverse measures to address and counter the negative effects caused by the political and social context in the country and the pandemic, which began in March 2020.

(b)	Risk measurement and reporting systems -
The Group uses different models and rating tools. These tools measure and value the risk with a prospective vision, thus allowing the making of better risk decisions in the different stages or life cycle of client or product.

Notes to the consolidated financial statements (continued)

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
To mitigate its exposure to the various financial risks and provide adequate coverage, the Group has established a series of measures, among which the following stand out:

•	Policies, procedures, methodologies, models and parameters aimed to allow for the identification, measurement, control and reporting of diverse financial risks;

•	Review and assessment of diverse financial risks, through specialized units of risk screening;

•	Timely monitoring and tracking of diverse financial risks and their maintenance within a defined tolerance level;

•	Compliance with regulatory limits and establishment of internal limits for exposure concentration; and

•	Procedures for the management of guarantees.
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

(a)
The Group opts for a credit risk policy that ensures sustained and profitable growth in all its products and business segments it operates. In doing so, it applies assessment procedures for the adequate decision-making, and uses tools and methodologies that allow the identification, measurement, mitigation and control of the different risks in the most efficient manner. Likewise, the Group incorporates, develops and reviews regularly management models that allow an adequate measurement, quantification and monitoring of the loans granted by each business unit and also encouraging the continuous improvement of its policies, tools, methodologies and processes. Additionally, as consequence of the political, economic and social context that arose during 2022 and 2021, see Note 1(b), and the
Covid-19
pandemic during 2020 and 2021, see Note 1(c), the behavior and performance of the expected credit losses of the retail and commercial clients has been affected, thus requiring a greater monitoring of results, which has also implied to perform certain subsequent adjustments to the expected loss model to be able to capture the effects of the current situation, which has generated a high level of uncertainty in the estimation of the loans expected loss.

Notes to the consolidated financial statements (continued)

In compliance with the policy of monitoring the Group’s credit risk, during 2022 and 2021 Interbank performed the recalibration process of its risk parameters for the calculation of the expected credit losses.

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
The exposure to credit risk is also mitigated, in part, through the obtaining of personal and corporate collateral. Nevertheless, there is a significant part of the financial instruments where said collateral cannot be obtained. Following is a description of the procedures and policies related to collateral management and valuation of collaterals.
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
Collateral that back loan operations include different goods, property and financial instruments (including cash and securities). Their preferential status depends on the following conditions:

•	Easy convertibility into cash.

Notes to the consolidated financial statements (continued)

•	Proper legal documentation, duly registered with the corresponding public registry.

•	Do not have previous obligations that could reduce their value.

•	Their fair value must be updated.
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

F-1
6
7

Notes to the consolidated financial statements (continued)

(c)	Maximum exposure to credit risk -
As of December 31, 2022 and 2021, Management estimates that the maximum credit risk to which the Group is exposed is represented by the book value of the financial assets which show a potential credit risk and consist mostly of deposits in banks, inter-bank funds, investments, loans (direct and indirect), without considering the fair value of the collateral or guarantees, derivative financial instruments transactions, receivables from insurance transactions and other monetary assets. In this sense, as of December 31, 2022 and 2021, the main captions were formed as follows:

•	74.2 percent and 77.3 percent, respectively, of cash corresponds to amounts deposited in the Group’s vaults or in the BCRP;

•	89.8 percent and 87.5 percent, respectively, of the loan portfolio is classified into the two lower credit risk categories defined by the Group under IFRS 9 (high and standard grade);

•
92.6 percent and 93.5 percent, respectively, of loans is deemed non-past-due
and
non-impaired.
It is worth mentioning that, because of the effects of the
Covid-19
pandemic, the Group has rescheduled loans that met certain requirements. The balance of rescheduled loans related to
Covid-19
as of December 31, 2022 and 2021 amounts approximately to S/5,049,000,000 and S/6,267,000,000, respectively. Additionally, as a consequence of “Reactiva Peru” program, the Group has rescheduled loans that meet certain requirements, therefore, the balance of credits rescheduled under this program as of December 31, 2022 and 2021, amounts approximately to S/1,473,770,000 and S/1,974,180,000, respectively.

•
88.0 percent and 91.8 percent, respectively, of investments at fair value through other comprehensive income and investments at amortized cost have at least an investment grade
(BBB-
or higher) or are debt instruments issued by the BCRP or the Peruvian Government; and

•	97.7 percent and 98.1 percent of accounts receivable from insurance premiums and leases of the investment properties is deemed non-past due and non-impaired.

•
In addition, as of December 31, 2022 and 2021, the Group holds loans (direct and indirect) and investments in fixed income instruments issued by entities related to the infrastructure sector that, in recent years, have been exposed to local and international events, for an amount of approximately of S/712,662,000 (S/163,534,000 in direct loans and S/549,128,000 in indirect loans) and S/1,036,763,000, respectively (S/1,055,904,000 (S/334,375,000 in direct loans and S/721,529,000 in indirect loans) and S/911,756,000, respectively, as of December 31, 2021).

F-1
6
8

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

F-1
6
9

Notes to the consolidated financial statements (continued)

In assessing whether a borrower presents default, the Group considers the following indicators:

•	Qualitative: contracts in judicial and prejudicial proceedings.

•	Quantitative: contracts in default for more than 90 days; and

•	Based on data prepared internally and obtained from external sources such as:

•	Significant changes in indicators of credit risk

•	Significant changes in external market indicators

•	Real or expected significant change in the external and/or internal credit rating

•	Existing or forecast adverse changes in the business, economic or financial conditions that are expected to cause a significant change in the borrower’s ability to meet their debt obligations.

•	Real or expected significant change in the operating results of the borrower

•	Existing or future adverse changes in the regulatory, economic or technological environment of the borrower that results in a significant change in their ability to meet their debt obligations.
Likewise, losses recognized in the period are affected by several factors, such as:

•
Financial assets moving from Stage 1 to Stage 2 or Stage 3 because there has been a significant increase in their risk since initial recognition or they present impairment at the analysis date, respectively. As a result, lifetime expected losses are calculated.

•	Impact on the measurement of expected losses due to changes in PD, EAD and LGD resulting from the update of the inputs used.

•	Impact on the measurement of expected losses due to changes in the models and assumptions used.

•	Additional provisions for new financial instruments reported during the period.

•	Periodic reversals of the discount of expected losses due to the passage of time, as they are measured based on the present value.

•	Financial assets written off during the period.

•	Exchange difference arising from financial assets denominated in foreign currency.

(d.1.1)	Internal rating and PD:
The Group’s loans are segmented into homogeneous groups with shared similar credit risk characteristics as detailed below:

•	Personal Banking (credit cards, mortgages, payroll loans, consumer loans and vehicular loans)

•	Small Business Banking (segments S1, S2 and S3)

•	Commercial Banking (Corporate, Institutional, Companies and Real estate)
In the case of Interbank, its Credit Risk Department determines its risk level according to the following classification, as of December 31, 2022 and 2021:

F-1
70

Notes to the consolidated financial statements (continued)

	2022
Banking	Segment	High grade PD less than or equal (*)	Standard grade PD range (*)	Grade lower than standard PD equal to or higher (*)
	Credit card	7.36%	7.37% - 17.52%	17.53%
	Mortgage	1.15%	1.16% - 3.76%	3.77%
	Payroll loans	3.94%	3.95% - 16.89%	16.90%
Personal Banking	Consumer	7.94%	7.95% - 18.15%	18.16%
	Vehicular	3.24%	3.25% - 9.09%	9.10%
Small Business Banking		15.05%	15.06% - 24.59%	24.60%
	Corporate	0.28%	0.28%	0.28%
Commercial Banking	Institutional	0.28%	0.28%	0.28%
	Companies	3.72%	3.73% - 6.84%	6.85%
	Real estate	1.66%	1.66%	1.66%

F-1
71

Notes to the consolidated financial statements (continued)

	2021
Banking	Segment	High grade PD less than or equal	Standard grade PD range	Grade lower than standard PD equal to or higher
	Credit card	7.35%	7.36% - 19.30%	19.31%
	Mortgage	2.57%	2.58% - 7.44%	7.45%
	Payroll loans	2.34%	2.35% - 5.48%	5.49%
Personal Banking	Consumer	10.35%	10.36% - 24.39%	24.40%
	Vehicular	7.51%	7.52% - 17.84%	17.85%
Small Business Banking		20.60%	20.61% - 39.94%	39.95%
	Corporate	0.29%	0.29%	0.29%
Commercial Banking	Institutional	0.29%	0.29%	0.29%
	Companies	1.28%	1.29% - 3.48%	3.49%
	Real estate	3.53%	3.53%	3.53%

(*)
It is worth mentioning that the probability of default is exclusively those determined by the statistical model and, therefore, do not include the subsequent adjustments to the model, detailed in Note 30.1 (d.7)

The main objective of the scoring or rating is to generate statistical models that allow forecasting the applicant’s level of credit risk. The development of these models incorporates both qualitative and quantitative information, as well as client specific information that may affect their performance.
These rating models are monitored on a regular basis because with, the passage of time, some factors may have a negative impact on the model’s discriminating power, and stability due to changes in the population or its characteristics.
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

F-17
2

Notes to the consolidated financial statements (continued)

Given the nature of the portfolios and the availability of historical information, the method to estimate the PD for each portfolio is presented below:

Banking / Segments	Transition matrix	Default ratio
Personal banking:
Credit cards	X
Mortgage	X
Payroll loans		X
Consumer		X
Vehicular		X
Small business banking		X
Commercial banking
Corporate		X
Institutional		X
Companies	X
Real estate		X
Likewise, for commercial sector clients, Interbank has implemented a system that allows it to monitor clients in a more personalized way, based on warnings, changes in rating, reputation problems, among others.
On the other hand, at each reporting date, for indirect loans (contingent), as happens for direct loans, the expected loss is calculated depending on the stage in which each operation is located; that is, if it is in Stage 1, the expected loss is calculated with a
12-month
view. If it is in Stage 2 (if the operation shows a significant risk increase since the initial recognition) or Stage 3 (if the operation has a default), the expected loss is calculated for the remaining life of the asset.
The Group considers the changes in credit risk based on the probability that the borrower will fail to comply with the loan agreement.

F-17
3

Notes to the consolidated financial statements (continued)

As of December 31, 2022 and 2021, the Group holds
stand-by
letters and guarantees with entities related to the infrastructure sector that, in recent years, for circumstantial reasons; have been exposed to national and international events. To determine the expected losses of these entities, the Group, in a complementary manner, has performed an individual assessment to determine if the operation is in Stage 1, Stage 2 or Stage 3.
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
Those in which a client entered and left default (due to debt settlement, application of penalty or refinancing) over a course of up to 88 months and 74 months, as of December 31, 2022 and 2021, respectively.

•	Open recoveries
Those in which a client entered and did not manage to exit default over a course of up to 88 months and 74 months, as of December 31, 2022 and 2021, respectively. This method identifies the adjustment factor that allows to simulate the effect of a closed recovery process. Thus, a recovery curve is built from the information of closed recovery processes and a recovery rate curve is estimated based on the number of months of each process.
This methodology is applied to the Mortgage and Commercial Banking loan portfolios.
In the case of Inteligo Bank, for those credits that are classified in Stage 1 or Stage 2 at the reporting date, the regulatory recoveries of the Central Bank of the Bahamas and the Superintendence of Banks of Panama are used, using stressed scenarios for each type of guarantee.

F-17
4

Notes to the consolidated financial statements (continued)

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
A calculation methodology has been developed for those portfolios that present a defined schedule, differentiating those transactions that consider prepayment and those that do not consider prepayment; and another methodology that is based on building the credit risk factor for those portfolios that allows the client the ability to use a line of credit (revolving products) and, therefore, the percentage of additional use of the credit line that the client could use in the event of a default must be calculated.

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

F-1
7
5

Notes to the consolidated financial statements (continued)

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
Likewise, the evaluation of the significant risk increase is made by comparing the
12-month
PD to the date of origin and the
12-month
PD to the date of the report adjusted by the forward-looking factor, according to the quantitative criteria of absolute variation and relative variation. The Group has established a range of simple average absolute variation of 7% and a simple average relative variation of 588%.
The Group periodically evaluates the following warning signs and criteria to assess whether the placement presents a significant increase in credit risk (Stage 2):

•	Rescheduled loans.

•	Infraction to the covenants.

•	Forced interventions by governments in the primary and secondary markets of obligors.

•	Involvement of the borrower in illicit, political and fraud business.

•	Impairment of guarantees (underlying assets).

•	Arrears or short and frequent failures to pay installments.

•	Significantly adverse macroeconomic, regulatory, social, technological and environmental changes.

•	Other assessments and/or warnings (financial statements, EBIT evaluation, financial indicators by industry, regulatory criteria, others).

F-1
7
6

Notes to the consolidated financial statements (continued)

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
The National Government Guarantees Program “Reactiva Peru”, created by Legislative Decree 1455, and amended by Legislative Decree 1457, aimed to provide a quick and effective response to the liquidity needs faced by companies due to the impact of the Covid
-19
pandemic.
During the year 2020, Interbank granted loans under this modality for S/6,617,142,000. As of December 31, 2022 and 2021, the balance of loans under this program amounted to S/2,414,455,000 and S/5,056,009,000 respectively, including accrued interest.

F-1
7
7

Notes to the consolidated financial statements (continued)

Also, during the years 2022 and 2021, the Peruvian government established measures for the rescheduling of these loans setting new grace periods additional to the grace periods of the original loan. Also, certain requirements were established that the client had to comply with to access to the rescheduling.

(d.6)	Rescheduled loans:

(d.6.1)	Reschedules due to Covid-19
Because of the pandemic scenario as consequence of the
Covid-19
pandemic explained in Note 1(c), the SBS authorized financial entities to grant credit facilities (rescheduling) to clients that meet certain requirements specified by the regulations issued by this regulatory entity. In that sense, Interbank granted repayment facilities to its customers that included: modification of repayment schedules, granting of grace periods, reduction of interest rates, fractioning and downsizing of installments, among others. The effects of such rescheduling have been recorded in the caption “Interest and similar income” of the consolidated income statement, see Note 19.

(d.6.2)	Reschedules “Reactiva Peru”
During 2022 and 2021, the MEF and the SBS establish measures to reschedule the loans guaranteed under the “Reactiva Peru” program. See Note 30.1 (d.5).
As of December 31, 2022 and 2021, the balance of rescheduled credits of the “Reactiva Peru” program amounts to approximately S/1,473,770,000 and S/1,974,180,000, respectively. As a result of such rescheduling, during 2022 and 2021, revenues of approximately S/
18,180,000 and S/23,566,000 were recorded, respectively. Both amounts are presented as an increase in interest and similar income. See Note 19.
Interbank performed an assessment to define whether these rescheduled contracts represented, or not, a substantial modification under IFRS 9 - Financial Instruments. From that assessment, the new cash flows of the rescheduled loans did not generate substantial nor significant changes in the conditions initially contracted by the client; therefore, the adjustments in the conditions did not generate any substantial modification and, thus, neither a derecognition of the asset.

F-1
7
8

Notes to the consolidated financial statements (continued)

(d.7)	Subsequent adjustments to the model
The risks and uncertainties originated by the
Covid-19
pandemic during 2020 and 2021, and the political and economic context of Peru in the year 2021 and 2022, have not been adequately reflected by the existing statistical models which are parameterized to determine the expected loss of the Group, considering that those events are of extraordinary nature and have not had precedents that would have been used as basis to model them in the calculation of the expected loss. For this reason, Interbank incorporated a series of expert judgments with the purpose of calculating the expected loss pursuant to the requirement established by IFRS 9.
Following is the detail of the subsequent adjustments to the expected loss model performed to include in the calculation the effects of the uncertainty and risks as of December 31, 2022, 2021 and 2020:

(i)	Subsequent adjustments to the model included in 2022:
Two expert judgments were set up to stress the possibility of default from customers due to the political and economic situation in Peru, as described in Note 1(b).

•	Stress of the probability of default (PD) for loans in Stage 1 and Stage 2
This judgment includes an additional stress scenario for Stages 1 and 2 based on the uncertainty of the political and economic context, which could not be included in those expected loss models due to the extraordinary nature of events in this context. In this sense, it can be incorporated a stress to the forward-looking factors used in the macroeconomic forecasts, thus increasing the provision for expected loss requirement in Stages 1 and 2, considering the historical behavior of the forward-looking factors during a concrete period and excluding any factor that could skew the results of this period by showing an atypical trend as result of the presented environment.

•	Stress for clients in stage 3
The expert judgement applied to these clients considers the relative participation of the exposure of clients in Stage 3 in function of the total portfolio exposure (Stage 3 exposure divided by the total exposure) during a concrete period and excluding any factors that may bias the results of this period, showing an atypical trend due to the presented environment.

F-1
7
9

Notes to the consolidated financial statements (continued)

Once this period of analysis is excluded, the series average is calculated, and a standard deviation is added with the purpose of determining the level of additional provisions for clients in Stage 3.
Following is the amount of the expected loss as of December 31, 2022, as determined by the model, and the subsequent adjustments to the model explained in previous paragraphs:

	Expected loss (according to Model)	Subsequent adjustments to the model	Expected loss (Total)
	S/(000)	S/(000)	S/(000)
Commercial loans	261,187	21,231	282,418
Consumer loans	1,296,560	325,822	1,622,382
Mortgage loans (*)	61,618	—	61,618
Small and micro-business loans	90,685	6,247	96,932

Total	1,710,050	353,300	2,063,350

(*)	Considering the nature of these loans, it has not been necessary to determine a subsequent adjustment to the model.

(ii)	Subsequent adjustments to the model included in 2021
Two expert judgments were set up that seek to stress the possibility of default from customers due to the political situation in Peru.

•	Stress of the probability of default (PD) for loans in Stage 1 and Stage 2
This judgment is related to the evaluation of the forward-looking factors used in the model, which are built from the macro-economic models and forecasts made by an external supplier; and is based on a more stressed forward-looking scenario for the economy’s performance compared against the weighted factors of the expected loss model and the difference between both of them, it represents, for each loan, the additional provision requirement. In this way, the expected loss can be stressed by applying more severe macro-economic forecasts to the probability of default.

F-1
80

Notes to the consolidated financial statements (continued)

•	Stress for clients in Stage 3
The methodology applied, according to this judgment, is analogous to the one described above for clients in Stage 3, as of December 31, 2022; that is, the expert judgment applied for these clients considers the participation relative to the exposure of Stage 3 clients with respect to the whole portfolio exposure.
Additionally, given the uncertainty context due to the outbreak of the Omicron variant, new expert criteria was applied for the new wave of infections, which could cause another cycle of loan rescheduling, although to a lesser extent than the year 2020. This criterion has been applied only to the Credit Cards portfolio.
On the other hand, it was considered to apply an expert judgment in relation to the “Reactiva Peru” program, to the Small Business Banking portfolio, because this portfolio presents a greater participation in the Program, higher number of rescheduling and higher provision.
Following is the amount of the expected loss as of December 31, 2021, as determined by the model and the subsequent adjustments to it, explained in the previous paragraphs:

	Expected loss (according to Model)	Subsequent adjustments to the model	Expected loss (Total)
	S/(000)	S/(000)	S/(000)
Commercial loans	283,243	100,527	383,770
Consumer loans	983,592	418,089	1,401,681
Mortgage loans	145,947	9,253	155,200
Small and micro-business loans	96,821	67,774	164,595

Total	1,509,603	595,643	2,105,246

(iii)	Subsequent adjustments to the model included in 2020
With the purpose of reflecting the impact of the uncertainty due to the
Covid-19
pandemic, Interbank decided to apply the expert judgment to perform migrations of clients with higher risk from Stage 1 to Stage 2 and Stage 3, and from Stage 2 to Stage 3. These migrations into higher risk Stages led to incur in a higher provision for expected loss for S/1,441,981,000.

F-1
81

Notes to the consolidated financial statements (continued)

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
The Group has defined three possible scenarios for each portfolio: optimistic, base and pessimistic.
Within the analysis carried out for the projection of probability of default, the projection period determined is 36 months (3 years). For projections after that period, the same information of that last year is considered, because it is deemed that projections beyond this period lose statistical significance, as evidenced by observing thresholds of confidence levels.
Macroeconomic variables used as of December 31, 2022

	Scenario	2023	2024	2025
Gross domestic product (annual % var.)	Optimistic	2.6%	3.1%	3.2%
	Base	2.3%	2.5%	2.8%
	Pessimistic	1.3%	2.0%	2.4%
Unemployment rate (annual % var.)	Optimistic	(13.8%)	(3.9%)	(3.6%)
	Base	(10.1%)	(3.7%)	(3.5%)
	Pessimistic	(5.5%)	(3.5%)	(3.3%)
Domestic demand (annual % var.)	Optimistic	1.7%	2.5%	2.8%
	Base	1.1%	1.7%	2.3%
	Pessimistic	(0.1%)	1.0%	1.9%
Formal average salary (annual % var.)	Optimistic	(0.7%)	1.3%	1.4%
	Base	(1.4%)	1.0%	1.2%
	Pessimistic	(3.6%)	(0.7%)	0.5%
Informal average salary (annual % var.)	Optimistic	1.8%	3.4%	3.5%
	Base	1.0%	2.9%	3.0%
	Pessimistic	(1.1%)	1.3%	2.3%

F-18
2

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
The following tables summarize the impact of multiple scenarios on the expected credit loss of direct and indirect loans (optimistic, base and pessimistic):

	%	Total
		S/(000)
December 31, 2022
Optimistic	10	198,113
Base	52	1,050,333
Pessimistic	38	814,904

Total		2,063,350

	%	Total
		S/(000)
December 31, 2021
Optimistic	30	827,138
Base	40	601,358
Pessimistic	30	676,750

Total		2,105,246

F-18
3

Notes to the consolidated financial statements (continued)

Guarantees:
The fair value of the loan guarantees as of December 31, 2022 and 2021, is presented below:

	Fair value of the credit guarantee under the base scenario
As of December 31, 2022	Maximum exposure to credit risk	Cash	Investments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Subject to impairment
Financial assets
Cash and due from banks	13,193,411	—	—	—	—	—	13,193,411	—
Commercial loans	21,412,126	815,190	1,380,441	11,327,344	4,361,481	17,884,456	3,527,670	247,084
Small and micro-business loans	1,358,481	—	—	—	—	—	1,358,481	96,768
Consumer loans	14,967,799	—	—	—	—	—	14,967,799	1,622,381
Mortgage loans	9,286,944	—	—	16,578,513	—	16,578,513	(7,291,569)	61,622

Direct loans	47,025,350	815,190	1,380,441	27,905,857	4,361,481	34,462,969	12,562,381	2,027,855
Debt instruments at amortized cost	3,302,779	—	—	—	—	—	3,302,779	—

Total financial assets at amortized cost	63,521,540	815,190	1,380,441	27,905,857	4,361,481	34,462,969	29,058,571	2,027,855
Debt instruments at fair value through other comprehensive income	17,038,942	—	—	—	—	—	17,038,942	53,974

Total debt instruments at fair value through other comprehensive income	17,038,942	—	—	—	—	—	17,038,942	53,974
Not subject to impairment
Derivative financial instruments - Trading	203,082	235,133	—	—	—	235,133	(32,051)	—
Derivative financial instruments - Hedges	312,718	—	—	—	—	—	312,718	—
Financial assets at fair value through profit or loss	1,932,993	—	—	—	—	—	1,932,993	—

Total financial instruments at fair value through profit or loss	2,448,793	235,133	—	—	—	235,133	2,213,660	—

	83,009,275	1,050,323	1,380,441	27,905,857	4,361,481	34,698,102	48,311,173	2,081,829

Financial guarantees (guarantees and stand-by letters)	4,001,806	17,363	46,810	1,404,684	1,165,573	2,634,430	1,367,376	35,124
Letters of credit for customers	485,541	—	29,588	—	3,814	33,402	452,139	371

Indirect loans	4,487,347	17,363	76,398	1,404,684	1,169,387	2,667,832	1,819,515	35,495

	87,496,622	1,067,686	1,456,839	29,310,541	5,530,868	37,365,934	50,130,688	2,117,324

F-18
4

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

F-1
8
5

Notes to the consolidated financial statements (continued)

The following table shows the analysis of the fair values of the guarantees classified in Stage 3:

	Fair value of the credit guarantee under the base scenario
As of December 31, 2022	Maximum exposure to credit risk	Cash	Investments	Guarantees from third parties or governments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	408,104	10	2,818	—	495,872	66,074	564,774	(156,670)	154,299
Small and micro-business loans	91,195	—	—	—	—	—	—	91,195	51,709
Consumer loans	452,301	—	—	—	—	—	—	452,301	430,902
Mortgage loans	238,527	—	—	—	624,486	—	624,486	(385,959)	45,101

Total	1,190,127	10	2,818	—	1,120,358	66,074	1,189,260	867	682,011

Indirect loans	26,076	—	—	—	—	—	—	26,076	8,936

	1,216,203	10	2,818	—	1,120,358	66,074	1,189,260	26,943	690,947

	Fair value of the credit guarantee under the base scenario
As of December 31, 2021	Maximum exposure to credit risk	Cash	Investments	Guarantees from third parties or governments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	513,833	4	2,123	—	456,732	143,020	601,879	(88,046)	182,467
Small and micro-business loans	174,855	—	—	—	—	—	—	174,855	85,222
Consumer loans	354,960	—	—	—	—	—	—	354,960	336,041
Mortgage loans	268,528	—	—	—	728,333	—	728,333	(459,805)	99,850

Total	1,312,176	4	2,123	—	1,185,065	143,020	1,330,212	(18,036)	703,580

Indirect loans	25,057	—	—	—	—	—	—	25,057	13,243

	1,337,233	4	2,123	—	1,185,065	143,020	1,330,212	7,021	716,823

(*)	Includes the total fair value of the guarantees held by the Group as of December 31, 2022 and 2021, regardless the balance of the loan it guarantees.

F-1
8
6

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

F-1
8
7

Notes to the consolidated financial statements (continued)

The Group determines its risk level according to the following classification as of December 31, 2022 and 2021:

	High grade	Standard grade	Grade lower than standard
2022	Rating: from AAA to A	Rating: from BBB to B	Rating: from CCC to C
	PD less than or equal to:	PD range	PD equal or higher to:
Global	0.05% - 0.11%	0.12% - 2.09%	23.34%
Latin America	0.00%	0.09% - 3.02%	24.64%
Sovereigns	0.00%	0.00% - 1.55%	27.08%

	High grade	Standard grade	Grade lower than standard
2021	Rating: from AAA to A	Rating: from BBB to B	Rating: from CCC to C
	PD less than or equal to:	PD range	PD equal or higher to:
Global	0.05% - 0.12%	0.12% - 2.11%	23.55%
Latin America	0.00%	0.11% - 3.06%	25.21%
Sovereigns	0.00%	0.00% - 1.64%	30.77%
Finally, each instrument is assigned a PD according to the transition matrices published by Fitch.

(e.2)	Loss given default (LGD):
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

F-1
8
8

Notes to the consolidated financial statements (continued)

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

F-1
8
9

Notes to the consolidated financial statements (continued)

The table below presents the credit risk ratings issued by risk rating agencies of recognized prestige local and international financial investments:

	As of December 31, 2022		As of December 31, 2021
	S/(000)%		S/(000)%
Instruments issued and rated in Peru:
AAA	19,125	0.1	14,189	0.1
AA-/ AA+	2,944	0.0	3,016	0.0
A- / A+	—	0.0	3,325	0.0
BBB- / BBB+	2,368,251	10.4	2,410,077	9.8
BB- / BB+	685,424	3.0	601,978	2.5

	3,075,744	13.5	3,032,585	12.4

Instruments issued in Peru and rated abroad:
BBB- / BBB+	11,710,437	51.4	12,224,488	49.8
BB- / BB+	545,868	2.4	141,841	0.6
B- / B+	—	0.0	204,762	0.8

	12,256,305	53.8	12,571,091	51.2

Instruments issued and rated abroad:
AAA	41,198	0.2	23,619	0.1
AA- / AA+	26,077	0.1	28,803	0.1
A- / A+	489,765	2.2	248,343	1.0
BBB- / BBB+	2,247,646	9.9	2,907,882	11.8
BB- / BB+	295,812	1.3	380,192	1.5
B- / B+	61,089	0.3	81,638	0.3
Less than B-	983	0.0	—	0.0

	3,162,570	13.9	3,670,477	14.8

Unrated
Certificates of deposits with variable interest rates issued by the BCRP	1,434,836	6.3	1,440,944	5.9
Negotiable certificates of deposit issued by the BCRP	43,868	0.2	179,207	0.7
Mutual funds and investment funds participations (*)	1,402,848	6.2	1,780,519	7.3
Others	1	0.0	45	0.0
Listed shares	790,408	3.5	1,235,496	5.0
Non-listed shares and participations	226,953	1.0	274,586	1.1

Total	22,393,533	98.3	24,184,950	98.5

Accrued interest	394,065	1.7	362,344	1.5

Total	22,787,598	100.0	24,547,294	100.0

(*)	It includes mutual and investment funds which do not have risk rating.

F-1
90

Notes to the consolidated financial statements (continued)

(f)	Concentration of financial instruments exposed to credit risk -
Financial instruments exposed to credit risk were distributed according to the following economic sectors:

	As of December 31, 2022
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
BCRP	—	1,478,704	—	7,362,737		8,841,441
Consumer loans	—	—	—	15,005,146		15,005,146
Financial services	2,083,648	1,694,266	170,250	7,347,135	(*)	11,295,299
Mortgage loans	22,314	—	—	9,293,900		9,316,214
Manufacturing	74,303	559,581	111,069	4,873,701		5,618,654
Commerce	4,062	170,540	—	4,412,994		4,587,596
Construction and infrastructure	5,915	2,544,815	36,759	557,474		3,144,963
Government of Peru	—	7,062,066	—	3,231,139		10,293,205
Electricity, gas, water and oil	33,518	1,324,234	95,572	924,270		2,377,594
Agriculture	3,085	24,768	3,054	1,892,566		1,923,473
Leaseholds and real estate activities	24,162	156,539	5,246	606,883		792,830
Communications, storage and transportation	143,394	294,171	86,224	1,375,071		1,898,860
Mining	3,917	899,083	—	1,228,508		2,131,508
Community services	9,027	—	—	582,263		591,290
Insurance	6,345	—	—	1,427		7,772
Fishing	—	—	4,710	448,166		452,876
Commercial and micro-business loans	—	—	—	1,065,159		1,065,159
Foreign governments	—	113,816	—	—		113,816
Education, health and other services	885	91,518	—	293,872		386,275
Medicine and biotechnology	3,482	—	—	190,302		193,784
Public administration and defense	23,472	106,068	—	81,371		210,911
Professional, scientific and technical activities	3,482	196,348	—	3,930,939		4,130,769
Others	3,782	—	—	41,168		44,950

Total	2,448,793	16,716,517	512,884	64,746,191		84,424,385

Impairment allowance for loans						(2,027,855)
Accrued interest						899,568

Total						83,296,098

(*)	It includes mainly the available funds deposited in the vaults of Interbank and in foreign banks; see Note 4.

F-1
91

Notes to the consolidated financial statements (continued)

	As of December 31, 2021
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
BCRP	—	1,620,151	—	10,866,021		12,486,172
Consumer loans	—	—	—	12,578,669		12,578,669
Financial services	2,718,146	1,798,502	267,611	7,610,629	(*)	12,394,888
Mortgage loans	35,818	—	—	8,558,105		8,593,923
Manufacturing	196,910	736,926	100,697	4,907,086		5,941,619
Commerce	11,754	129,666	—	5,187,887		5,329,307
Construction and infrastructure	10,785	2,799,391	43,180	771,911		3,625,267
Government of Peru	—	7,246,077	—	3,225,174		10,471,251
Electricity, gas, water and oil	57,231	1,240,807	91,915	919,511		2,309,464
Agriculture	7,824	26,198	1,857	1,777,362		1,813,241
Leaseholds and real estate activities	37,608	94,320	4,580	694,506		831,014
Communications, storage and transportation	173,460	355,501	110,608	1,513,062		2,152,631
Mining	6,353	1,030,543	—	681,864		1,718,760
Community services	10,396	—	—	271,464		281,860
Insurance	2,395	—	—	17,416		19,811
Fishing	—	—	3,270	440,009		443,279
Commercial and micro-business loans	—	—	—	1,170,563		1,170,563
Foreign governments	—	86,974	—	—		86,974
Education, health and other services	3,968	104,545	—	285,101		393,614
Medicine and biotechnology	117,396	—	—	189,496		306,892
Public administration and defense	28,847	136,345	—	119,317		284,509
Professional, scientific and technical activities	15,637	223,841	—	4,009,561		4,249,039
Others	65,104	—	—	35,044		100,148

Total	3,499,632	17,629,787	623,718	65,829,758		87,582,895

Impairment allowance for loans						(2,064,917)
Accrued interest						744,622

Total						86,262,600

(*)	It includes mainly the available funds deposited in the vaults of Interbank and in foreign banks; see Note 4.

F-19
2

Notes to the consolidated financial statements (continued)

The table below presents the financial instruments with exposure to credit risk, by geographic area:

	As of December 31, 2022
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Investments at amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
Peru	152,424	13,579,422	270,166	61,849,912		75,851,924
United States of America	1,734,175	360,279	86,224	1,479,634		3,660,312
Mexico	11,410	1,049,305	—	13,178		1,073,893
Cayman Islands	141,149	—	—	—		141,149
Canada	5,560	—	—	499,111		504,671
Luxembourg	68,553	12,510	—	47,500		128,563
Colombia	95	322,840	—	55,230		378,165
Chile	1	668,122	—	28,100		696,223
Panama	—	206,216	—	333,084	(*)	539,300
Brazil	—	153,977	—	21,258		175,235
United Kingdom	192,112	306,888	154,476	27,577		681,053
Germany	24,947	—	—	175,061		200,008
Ireland	—	—	—	455		455
Ecuador	—	—	—	4,990		4,990
Belgium	—	—	157	3		160
Others	118,367	56,958	1,861	211,098		388,284

Total	2,448,793	16,716,517	512,884	64,746,191		84,424,385

Impairment allowance for loans						(2,027,855)
Accrued interest						899,568

Total						83,296,098

(*)	It corresponds mainly to the loan portfolio maintained by Inteligo Bank (domiciled in Panama) with Peruvian citizens.

F-19
3

Notes to the consolidated financial statements (continued)

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

F-19
4

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

F-
19
5

Notes to the consolidated financial statements (continued)

(g.1)	Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2022 and 2021, are presented below:

	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities and offset in the consolidated statement of financial position	Net amounts of financial assets presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments (including non-cash guarantees)	Cash guarantees received
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2022
Derivatives, Note 10(b)	515,800	—	515,800	(169,050)	(235,133)	111,617

Total	515,800	—	515,800	(169,050)	(235,133)	111,617

2021
Derivatives, Note 10(b)	793,361	—	793,361	(279,024)	(174,790)	339,547

Total	793,361	—	793,361	(279,024)	(174,790)	339,547

(g.2)	Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2022 and 2021, are presented below:

	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets and offset in the consolidated statement of financial position	Net amounts of financial liabilities presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments (including non-cash guarantees)	Cash guarantees pledged (Note 4(d))
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2022
Derivatives, Note 10(b)	297,038	—	297,038	(169,050)	(34,784)	93,204

Total	297,038	—	297,038	(169,050)	(34,784)	93,204

2021
Derivatives, Note 10(b)	413,797	—	413,797	(279,024)	(121,613)	13,160

Total	413,797	—	413,797	(279,024)	(121,613)	13,160

F-
19
6

Notes to the consolidated financial statements (continued)

30.2	Market risk management
Market risk is the possibility of loss due to variations in the financial market conditions. The main variations to which the Group is exposed to are exchange rates, interest rates and prices. Said variations can affect the value of the Group’s financial assets and liabilities.
During 2022, the volatility of interest rates in Soles remained high, but with downward tendency. Also, during the year 2022, interest rates in Soles increased significantly as result of the rise of both the benchmark rate of the BCRP and inflation. This affected the bond prices of the Trading Book, reaching minimum valuations during the third quarter and then recovering by the end of the year.
On the other side, the Banking Book was also affected by the changes in interest rates, especially by the increase of shorter-term rates, which boosted the growth of financial income to a larger extent than expenses, thus resulting in higher margins.
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

F-
19
7

Notes to the consolidated financial statements (continued)

The VaR results of the Group’s portfolio by type of asset are presented below:

	2022	2021
	S/(000)	S/(000)
Equity investments	41,083	54,769
Debt investments	5,088	1,704
Derivatives and/or exchange position	2,925	10,790
Diversification effect	(4,390)	(1,876)

Consolidated VaR by type of asset (*)	44,706	65,387

The Group’s VaR results by type of risk are the following:

	2022	2021
	S/(000)	S/(000)
Exchange rate risk	4,859	7,473
Interest rate risk	4,827	10,712
Price risk	39,359	55,381
Diversification effect	(4,339)	(8,179)

Consolidated VaR by type of risk (*)	44,706	65,387

(*)	The total VaR is lower than the sum of its components due to the benefits of risk diversification.

(b)	Banking Book -
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

F-
19
8

Notes to the consolidated financial statements (continued)

Repricing gap
An analysis of the repricing gaps is performed to determine the impact of the interest rates movements. Said analysis consists of assigning the balances of the operations that will change the interest rate into different time gaps. Based on this analysis, the impact of the variation in the valuation of assets and liabilities on each gap is calculated.

F-
19
9

Notes to the consolidated financial statements (continued)

(i.1)
The following table summarizes the Group’s exposure to interest rate risk. The Group’s financial instruments are presented at book value (including interest accrued), classified by the repricing period of the contract’s interest rate or maturity date, whichever occurs first:

	As of December 31, 2022
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	More than 5 years	Non-interest bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	8,824,601	23,810	303,812	6,815	22,080	4,012,293	13,193,411
Inter-bank funds	296,119	—	—	—	—	—	296,119
Investments at fair value through other comprehensive income (debt and equity)	640,301	1,129,911	275,048	4,159,999	10,833,683	512,884	17,551,826
Investments at amortized cost	—	71,640	494,872	1,084,113	1,652,154	—	3,302,779
Loans, net (*)	4,596,996	5,750,591	10,366,009	18,886,533	6,443,838	(540,969)	45,502,998
Other assets (**)	1,054,346	99,405	69,828	73,523	28,652	4,173,670	5,499,424

Total assets	15,412,363	7,075,357	11,509,569	24,210,983	18,980,407	8,157,878	85,346,557

Financial liabilities
Deposits and obligations	30,713,163	1,688,546	6,098,329	1,022,471	323,521	8,684,678	48,530,708
Due to banks and correspondents	606,091	1,239,640	1,072,666	3,023,988	1,158,261	—	7,100,646
Inter-bank funds	30,012	—	—	—	—	—	30,012
Bonds, notes and other obligations	2,532,625	3,614	233,891	4,895,031	241,142	—	7,906,303
Insurance contract liabilities	106,335	208,257	932,909	4,417,141	4,937,730	—	10,602,372
Other liabilities (***)	464,731	131,845	120,143	90,410	5,762	2,169,867	2,982,758
Equity	—	—	—	—	—	10,045,951	10,045,951

Total liabilities and equity	34,452,957	3,271,902	8,457,938	13,449,041	6,666,416	20,900,496	87,198,750

Off- balance sheet accounts
Derivatives held as assets	1,681,974	—	—	897,190	—	—	2,579,164
Derivatives held as liabilities	1,681,974	—	—	897,190	—	—	2,579,164

	—	—	—	—	—	—	—

Marginal gap	(19,040,594)	3,803,455	3,051,631	10,761,942	12,313,991	(12,742,618)	(1,852,193)

Cumulative gap	(19,040,594)	(15,237,139)	(12,185,508)	(1,423,566)	10,890,425	(1,852,193)	—

(*)	The balance presented in column “Non-interest bearing” corresponds mainly to accrued income from loans, past-due loans, loans under judicial collection and the provision for loan losses.
(**)
Includes investment property, property, furniture and equipment, net, banker’s acceptances, intangibles and goodwill, net, Other accounts receivable and other assets, net (except accounts receivable from derivative financial instruments held for trading), and deferred income tax assets, net.

(***)	Includes banks acceptances and other accounts payable, provisions and other liabilities (except accounts payable for derivative financial instruments held for trading) and income tax liability.
Investments at fair value through profit or loss and derivatives held for trading are not considered because these instruments are part of the trading book and the methodology used for the measurement of their market risk is VaR.

F-
200

Notes to the consolidated financial statements (continued)

	As of December 31, 2021
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	More than 5 years	Non-interest bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	11,898,425	1,025,641	188,458	60,522	—	3,931,419	17,104,465
Inter-bank funds	30,002	—	—	—	—	—	30,002
Investments at fair value through other comprehensive income (debt and equity)	714,470	1,037,091	334,042	4,339,422	11,496,250	623,718	18,544,993
Investments at amortized cost	—	70,856	—	1,600,220	1,624,954	—	3,296,030
Loans, net (*)	3,056,324	6,033,992	10,498,942	18,122,112	5,751,670	(457,457)	43,005,583
Other assets (**)	202,455	138,208	67,572	497,774	245	4,045,772	4,952,026

Total assets	15,901,676	8,305,788	11,089,014	24,620,050	18,873,119	8,143,452	86,933,099

Financial liabilities
Deposits and obligations	33,250,863	2,205,564	3,540,717	369,270	261,275	9,270,255	48,897,944
Due to banks and correspondents	587,776	685,191	1,795,332	4,488,578	965,972	—	8,522,849
Bonds, notes and other obligations	213,362	27,690	165,171	6,546,370	1,437,079	—	8,389,672
Insurance contract liabilities	93,427	183,175	810,746	3,752,061	7,118,649	—	11,958,058
Other liabilities (***)	114,629	131,645	92,945	108,032	14,159	1,754,817	2,216,227
Equity	—	—	—	—	—	9,555,362	9,555,362

Total liabilities and equity, net	34,260,057	3,233,265	6,404,911	15,264,311	9,797,134	20,580,434	89,540,112

Off- balance sheet accounts
Derivatives held as assets	—	—	—	1,758,267	—	599,700	2,357,967
Derivatives held as liabilities	—	—	—	1,758,267	599,700	—	2,357,967

	—	—	—	—	(599,700)	599,700	—

Marginal gap	(18,358,381)	5,072,523	4,684,103	9,355,739	8,476,285	(11,837,282)	(2,607,013)

Cumulative gap	(18,358,381)	(13,285,858)	(8,601,755)	753,984	9,230,269	(2,607,013)	—

(*)	The balance presented in column “Non-interest bearing” corresponds mainly to accrued income from loans, past-due loans, loans under judicial collection and the provision for loan losses.
(**)
Includes investment property, property, furniture and equipment, net, banker’s acceptances, intangibles and goodwill, net, Other accounts receivable and other assets, net (except accounts receivable from derivative financial instruments held for trading), and deferred income tax assets, net.

(***)	Includes banks acceptances and other accounts payable, provisions and other liabilities (except accounts payable for derivative financial instruments held for trading).
Investments at fair value through profit or loss and derivatives held for trading are not considered because these instruments are part of the trading book and the methodology used for the measurement of their market risk is VaR.

F-
201

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
In this regard, the effect of movements in interest rates is analyzed based on the Regulatory Model and takes into account: (i) the financial margin for the next 12 months or Earning at Risk (EaR) and (ii) the Equity Value at Risk (EVaR), as detailed below:

•	Earning at Risk indicator, calculated as a percentage of the Regulatory Capital, the legal limit of 5 percent and an early warning of 4 percent are set.

•	Value at Risk indicator, calculated as a percentage of the effective equity, establishes the internal limit of 15 percent and an early warning of 13 percent.
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
In the case of Interseguro and Inteligo Bank, their Boards establish limits, which are controlled by their respective Investment Risk Unit. Izipay’s Management considers that the risk is not significant because its interest rates do not differ significantly from the market.

F-20
2

Notes to the consolidated financial statements (continued)

The table below presents the sensitivity to a possible change in interest rates, with all other variables kept constant, in the consolidated statement of income and in the consolidated statement of changes in equity, before Income Tax and non-controlling
interest.

	As of December 31, 2022
Currency	Changes in basis points	Sensitivity of net income		Sensitivity of other net comprehensive income
		S/(000)		S/(000)
US Dollar	+/-25	+/-	9,381	+/-	108,457
US Dollar	+/-50	+/-	18,762	+/-	217,095
US Dollar	+/-75	+/-	28,143	+/-	326,095
US Dollar	+/-100	+/-	37,524	+/-	435,640
Sol	+/-50	-/+	40,539	-/+	388,047
Sol	+/-75	-/+	60,809	-/+	582,844
Sol	+/-100	-/+	81,079	-/+	778,196
Sol	+/-150	-/+	121,618	-/+	1,171,915

	As of December 31, 2021
Currency	Changes in basis points	Sensitivity of net income		Sensitivity of other net comprehensive income
		S/(000)		S/(000)
US Dollar	+/-25	+/-	10,091	+/-	149,172
US Dollar	+/-50	+/-	20,182	+/-	298,698
US Dollar	+/-75	+/-	30,274	+/-	448,883
US Dollar	+/-100	+/-	40,365	+/-	600,165
Sol	+/-50	-/+	20,858	-/+	363,643
Sol	+/-75	-/+	31,287	-/+	546,431
Sol	+/-100	-/+	41,716	-/+	729,860
Sol	+/-150	-/+	62,574	-/+	1,100,408
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

F-20
3

Notes to the consolidated financial statements (continued)

(i.3)	Sensitivity to price variation -
Shares classified as investments at fair value through other comprehensive income, for the years 2022 and 2021, are not considered as part of the investments for interest rate sensitivity calculation purposes. However, a calculation of sensitivity in market prices and the effect on expected unrealized gain or loss in the consolidated statement of other comprehensive income, before Income Tax and non-controlling
interest, as of December 31, 2022 and 2021, is presented below:

	Changes in market price	2022	2021
	%	S/(000)	S/(000)
Sensitivity to market price
Shares	+/-10	51,288	62,372
Shares	+/-25	128,221	155,930
Shares	+/-30	153,865	187,115

F-20
4

Notes to the consolidated financial statements (continued)

(ii)	Foreign exchange risk
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
As of December 31, 2022, the weighted average exchange rate of free market published by the SBS for transactions in US Dollars was S/3.808 per US$1 bid and S/3.820 per US$1 ask (S/3.975 and S/3.998 as of December 31, 2021, respectively). As of December 31, 2022, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/3.814 per US$1 (S/3.987 as of December 31, 2021).
The table below presents the detail of the Group’s position:

	As of December 31, 2022
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	10,205,093	2,404,942	583,376	13,193,411
Inter-bank funds	—	296,119	—	296,119
Financial investments	6,860,558	15,884,533	42,507	22,787,598
Loans, net	13,507,125	31,995,873	—	45,502,998
Due from customers on acceptances	45,809	—	—	45,809
Other accounts receivable and other assets, net	306,949	1,162,826	388	1,470,163

	30,925,534	51,744,293	626,271	83,296,098

Liabilities
Deposits and obligations	19,187,300	28,843,457	499,951	48,530,708
Inter-bank funds	—	30,012	—	30,012
Due to banks and correspondents	645,706	6,454,940	—	7,100,646
Bonds, notes and other obligations	7,257,098	649,205	—	7,906,303
Due from customers on acceptances	45,809	—	—	45,809
Insurance contract liabilities	3,666,074	6,936,298	—	10,602,372
Other accounts payable, provisions and other liabilities	1,231,698	1,607,541	859	2,840,098

	32,033,685	44,521,453	500,810	77,055,948

Forwards position, net	(1,993,217)	2,074,784	(81,567)	—
Currency swaps position, net	1,384,495	(1,384,495)	—	—
Cross currency swaps position, net	2,354,679	(2,354,679)	—	—
Options position, net	(172)	172	—	—

Monetary position, net	637,634	5,558,622	43,894	6,240,150

F-20
5

Notes to the consolidated financial statements (continued)

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

F-2
0
6

Notes to the consolidated financial statements (continued)

As of December 31, 2022, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$614,405,000, equivalent to S/2,343,341,000 (US$651,240,000, equivalent to S/2,596,494,000 as of December 31, 2021); see Note 18.
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
The table be
l
ow shows the analysis of variations of the US Dollar, the main foreign currency to which the Group has exposure as of December 31, 2022 and 2021. The analysis determines the effect of a reasonably possible variation of the exchange rate US Dollar to the Sol, considering all the other variables constant in the consolidated statement of other comprehensive income before Income Tax. A negative amount shows a potential net reduction in the consolidated statement of income, while a positive amount reflects a net potential increase:

Sensitivity analysis	Changes in currency rates	2022	2021
	%	S/(000)	S/(000)
Devaluation
US Dollar	5	(19,746)	(42,218)
US Dollar	10	(39,492)	(84,437)
US Dollar	15	(59,237)	(126,655)
Revaluation
US Dollar	5	19,746	42,218
US Dollar	10	39,492	84,437
US Dollar	15	59,237	126,655

F-2
0
7

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
In the case of Interbank, liquidity is managed by the Vice-Presidency of Capital Markets, which chairs the ALCO Committee, in which positions, movements, indicators and limits on liquidity management are presented. Liquidity risk is supervised by the GIR Committee, defining the risk level that Interbank is willing to take and the corresponding indicators, limits and controls are reviewed. The Market Risk Division is in charge of tracking said indicators. Interbank takes short-term deposits and transforms them into longer-term loans. Therefore, its exposure to liquidity risk increases. Interbank maintains a set of deposits that are historically renewed or maintained, and represent a stable funding source.
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
Regarding
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

F-2
0
8

Notes to the consolidated financial statements (continued)

The following table presents the Group’s undiscounted cash flows payable according to contractual terms agreed (including the payment of future interest):

	As of December 31, 2022
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial liabilities by type -
Deposits and obligations	36,674,487	1,842,392	6,642,702	1,523,454	2,392,309	49,075,344
Inter-bank funds	30,012	—	—	—	—	30,012
Due to banks and correspondents	693,550	785,085	2,040,127	2,983,773	1,591,843	8,094,378
Bonds, notes and other obligations	2,059,807	1,155	380,495	5,726,366	435,141	8,602,964
Due from customers on acceptances	18,909	4,854	22,046	—	—	45,809
Insurance contract liabilities	106,399	208,257	932,909	4,417,141	18,196,813	23,861,519
Other accounts payable, provisions and other liabilities	1,356,478	204,843	46,535	1,976	933,228	2,543,060

Total non-derivative liabilities	40,939,642	3,046,586	10,064,814	14,652,710	23,549,334	92,253,086

Derivatives held for trading (*) -
Contractual amounts receivable (inflow)	583,440	711,292	2,059,478	841,875	344,267	4,540,352
Contractual amounts payable (outflow)	604,526	568,112	2,051,065	1,041,851	354,758	4,620,312

Total	(21,086)	143,180	8,413	(199,976)	(10,491)	(79,960)

Derivatives held as hedge (**) -
Contractual amounts receivable (inflow)	1,712,865	3,289	13,772	432,103	—	2,162,029
Contractual amounts payable (outflow)	1,479,047	5,038	28,784	406,806	—	1,919,675

Total	233,818	(1,749)	(15,012)	25,297	—	242,354

F-2
0
9

Notes to the consolidated financial statements (continued)

	As of December 31, 2021
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial liabilities by type -
Deposits and obligations	39,298,408	2,286,838	3,555,643	1,251,449	2,723,645	49,115,983
Inter-bank funds	—	—	—	—	—	—
Due to banks and correspondents	732,010	431,352	2,649,853	4,373,597	1,233,202	9,420,014
Bonds, notes and other obligations	72,423	43,626	378,421	7,322,864	1,678,191	9,495,525
Due from customers on acceptances	56,903	68,083	27,437	—	—	152,423
Insurance contract liabilities	96,757	189,835	840,717	3,752,862	16,407,482	21,287,653
Other accounts payable, provisions and other liabilities	543,673	244,249	104,420	96,525	876,213	1,865,080

Total non-derivative liabilities	40,800,174	3,263,983	7,556,491	16,797,297	22,918,733	91,336,678

Derivatives held for trading (*) -
Contractual amounts receivable (inflow)	938,973	926,361	1,782,384	1,874,161	289,991	5,811,870
Contractual amounts payable (outflow)	848,334	999,058	1,727,425	2,093,959	302,650	5,971,426

Total	90,639	(72,697)	54,959	(219,798)	(12,659)	(159,556)

Derivatives held as hedge (**) -
Contractual amounts receivable (inflow)	29,634	—	29,670	1,787,938	113,850	1,961,092
Contractual amounts payable (outflow)	35,742	—	46,619	1,520,104	11,407	1,613,872

Total	(6,108)	—	(16,949)	267,834	102,443	347,220

(*)	It includes contracts whose future flows agreed to be exchanged are settled on a net basis (non-delivery) and a gross basis (full-delivery).
(**)	It only includes contracts whose future flows agreed to be exchanged are settled on a net basis (non-delivery)
The table below shows maturity, by contractual term, of the contingent credits (indirect loans) granted by the Group as of the dates of the consolidated statement of financial position:

	2022	2021
	S/(000)	S/(000)
Contingent credits (indirect loans)
Up to 1 month	686,403	974,601
From 1 to 3 months	1,358,990	1,242,858
From 3 to 12 months	2,054,523	2,056,381
From 1 to 5 years	387,431	166,618
Over 5 years	—	—

Total	4,487,347	4,440,458

The Group estimates that not all of the contingent loans (indirect) or commitments will be used before the maturity date of the commitments.

F-2
10

Notes to the consolidated financial statements (continued)

The following table shows the changes in liabilities arising from financing activities according to IAS 7:

	2022
	Balance as of January 1	Dividends payable	Cash flow	Effect of variation in exchange rate	Others	Balance as of December 31
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Inter-bank funds	—	—	30,482	(470)	—	30,012
Bonds, notes and other obligations	8,389,672	—	(137,900)	(385,850)	40,381	7,906,303
Lease liability related to right-of-use assets	234,946	—	(62,320)	(2,948)	(57,097)	112,581
Dividends payable	1,219	756,041	(755,706)	—	(93)	1,461

Total liabilities for financing activities	8,625,837	756,041	(925,444)	(389,268)	(16,809)	8,050,357

	2021
	Balance as of January 1	Dividends payable	Cash flow	Effect of movement in exchange rate	Others	Balance as of December 31
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Inter-bank funds	28,971	—	(30,945)	1,974	—	—
Bonds, notes and other obligations	7,778,751	—	(91,000)	713,744	(11,823)	8,389,672
Lease liability related to right-of-use assets	269,755	—	(66,646)	7,438	24,399	234,946
Dividends payable	921	634,181	(633,883)	—	—	1,219

Total liabilities for financing activities	8,078,398	634,181	(822,474)	723,156	12,576	8,625,837

F-2
11

Notes to the consolidated financial statements (continued)

30.4	Operational risk
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
Management has focused its attention on the implementation of a series of measures aimed to ensure the Group’s workers an optimal environment of information technology systems and cybersecurity systems for the execution of their operations within a mixed labor environment (home or office).

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
Interseguro has developed its insurance underwriting strategy to diversify the type of insurance risks accepted. Factors that aggravate the insurance risk include lack of risk diversification in terms of type and amount of risk and geographic location. The underwriting strategy aims to ensure that underwriting risks are well diversified in terms of type and amount of risk. Underwriting limits serve to implement the selection criteria for appropriate risk. As of December 31, 2022 and 2021, most of the insurance contracts entered into by Interseguro are located in the city of Lima.

F-21
2

Notes to the consolidated financial statements (continued)

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

F-21
3

Notes to the consolidated financial s
tate
ments (continued)

30.6	Capital management
The Group manages in an active manner a capital base to cover the risks inherent to its activities. Capital adequacy of the Group is monitored by using regulations and ratios established by the different regulators. See Note 16(f).

F-21
4

Notes to the consolidated financial statements (continued)

31.	Fair value

(a)	Financial instruments measured at their fair value and fair value hierarchy
The following table presents an analysis of the financial instruments that are measured at their fair value, including the level of hierarchy of fair value. The amounts are based on the balances presented in the consolidated statement of financial position:

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Financial investments
At fair value through profit or loss (*)	428,739	564,559	939,695	1,932,993
Debt instruments measured at fair value through other comprehensive income	9,946,427	6,770,090	—	16,716,517
Equity instruments measured at fair value through other comprehensive income	464,556	10,188	38,140	512,884
Derivatives receivable	—	515,800	—	515,800

	10,839,722	7,860,637	977,835	19,678,194

Accrued interest				322,425

Total financial assets				20,000,619

Financial liabilities
Derivatives payable	—	297,038	—	297,038

(*)	As of December 31, 2022 and 2021, correspond mainly to participations in mutual funds and investment funds.

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Financial investments
At fair value through profit or loss (*)	978,978	633,400	1,093,893	2,706,271
Debt instruments measured at fair value through other comprehensive income	11,194,459	6,435,328	—	17,629,787
Equity instruments measured at fair value through other comprehensive income	556,162	27,686	39,870	623,718
Derivatives receivable	—	793,361	—	793,361

	12,729,599	7,889,775	1,133,763	21,753,137

Accrued interest				291,488

Total financial assets				22,044,625

Financial liabilities
Derivatives payable	—	413,797	—	413,797

(*)	As of December 31, 2022 and 2021, correspond mainly to participations in mutual funds and investment funds.

F-2
1
5

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
During the
years
2022 and 2021, there were no transfers of financial instruments to or from level 3 to level 1 or level 2.
The table below presents a description of significant unobservable data used in valuation:

	Valuation technique	Significant unobservable inputs	Valuation		Sensitivity of inputs to fair value
			2022	2021
Listed shares	Net asset value	NAV	—	203.53	10 percent increase (decrease) in the NAVs would result in increase (decrease) in fair value by S/11,199,000 as of December 31, 2021.

Private Equity Stocks	Net asset value	NAV	Depends on each investment	Depends on each investment	10 percent increase (decrease) in the NAVs would result in increase (decrease) in fair value by S/7,022,000 as of December 31, 2022 and S/7,300,000 as of December 31, 2021.

Private equity funds	Net asset value	NAV	Depends on each investment	Depends on each investment	10 percent increase (decrease) in the NAVs would result in increase (decrease) in fair value by S/86,944,000 as of December 31, 2022 and S/90,633,000 as of December 31, 2021.

Listed shares	Equity method	—	According to price risk	According to price risk	5 percent increase (decrease) of the price would result in increase in fair value of S/1,907,000 as of December 31, 2022 and S/1,994,000 as of December 31, 2021.
The table below includes a reconciliation of fair value measurement of financial instruments classified by the Group within Level 3 of the valuation hierarchy:

	2022	2021
	S/(000)	S/(000)
Initial balance as of January 1	1,133,763	514,922
Purchases	180,344	629,543
Sales	(280,297)	(237,870)
(Loss) gain recognized on the consolidated statement of income	(55,975)	227,168

Balance as of December 31	977,835	1,133,763

(b)	Financial instruments not measured at their fair value -
The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value, presented by level of fair value hierarchy:

F-21
6

Notes to the consolidated financial statements (continued)

	As of December 31, 2022					As of December 31, 2021
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	—	13,193,411	—	13,193,411	13,193,411	—	17,104,465	—	17,104,465	17,104,465
Inter-bank funds	—	296,119	—	296,119	296,119	—	30,002	—	30,002	30,002
Investments at amortized cost	2,949,507	—	—	2,949,507	3,302,779	3,181,392	—	—	3,181,392	3,296,030
Loans, net	—	42,932,260	—	42,932,260	45,502,998	—	42,892,599	—	42,892,599	43,005,583
Due from customers on acceptances	—	45,809	—	45,809	45,809	—	152,423	—	152,423	152,423
Other accounts receivable and other assets, net	—	954,363	—	954,363	954,363	—	629,472	—	629,472	629,472
Total	2,949,507	57,421,962	—	60,371,469	63,295,479	3,181,392	60,808,961	—	63,990,353	64,217,975
Liabilities
Deposits and obligations	—	48,464,095	—	48,464,095	48,530,708	—	48,914,408	—	48,914,408	48,897,944
Inter-bank funds		30,012	—	30,012	30,012	—	—	—	—	—
Due to banks and correspondents	—	6,859,664	—	6,859,664	7,100,646	—	8,274,484	—	8,274,484	8,522,849
Bonds, notes and other obligations	6,447,282	990,545	—	7,437,827	7,906,303	7,286,082	1,202,219	—	8,488,301	8,389,672
Due from customers on acceptances	—	45,809	—	45,809	45,809	—	152,423	—	152,423	152,423
Insurance contract liabilities	—	10,602,372	—	10,602,372	10,602,372	—	11,958,058	—	11,958,058	11,958,058
Other accounts payable and other liabilities	—	2,543,060	—	2,543,060	2,543,060	—	1,865,080	—	1,865,080	1,865,080

Total	6,447,282	69,535,557	—	75,982,839	76,758,910	7,286,082	72,366,672	—	79,652,754	79,786,026

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instrument and they include the following:

(i)
Long-term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of December 31, 2022 and 2021, the book value of loans, net of allowances, was not significantly different from the calculated fair values.

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

F-2
1
7

Notes to the consolidated financial statements (continued)

32.	Fiduciary activities and management of funds
The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held as trust are not included in the consolidated financial statements. These services give rise to the risk that the Group could eventually be held responsible of poor yielding of the assets under its management.
As of December 31, 2022 an
d 20
21, the value of the managed
off-balance
sheet financial assets is as follows:

	2022	2021
	S/(000)	S/(000)
Investment funds	16,821,566	18,669,786
Mutual funds	4,495,832	4,310,914

Total	21,317,398	22,980,700

33.	Events after th e r eporting period
On March 31, 2023, IFS’s shareholders have approved the creation of a Share Repurchase Program for an amount of up to US$100,000,000 of
IFS’ common shares, which is expected to continue until terminated by the Board of Directors. The share repurchase program may be carried out simultaneously in the Lima Stock Exchange and the New York Stock Exchange (“NYSE”) in one or several dates, at market prices.

F-2
1
8