Form 20-F
period 2023-12-31
Intercorp Financial Services Inc.
filed 2024-04-26
CIK 1615903

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
December 31, 2023
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
13
,
Peru
(Address of principal executive offices)
Michela Casassa Ramat
Intercorp Financial Services Inc.
Torre Interbank, Av. Carlos Villarán 140
La Victoria
Lima
13
,
Peru
Telephone: (
511
)
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
Shares of common stock
:
114,480,010
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒
No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934. ☐ Yes ☒
No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒
Yes
 ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files) ☒
Yes
 ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	I nternational Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports requir ed
to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

i

ii

iii

INTRODUCTION

All references to “we”, “us”, “our company”, and “IFS” in this Annual Report on Form 20-F are to Intercorp Financial Services Inc., a corporation (sociedad anónima) organized under the laws of the Republic of Panama (“Panama”).

In this Annual Report on Form 20-F, we refer to and the discussion of our business includes the business of our principal subsidiaries as follows: (i) in our banking segment: Banco Internacional del Perú, S.A.A.—Interbank, an open-stock corporation (sociedad anónima abierta) organized under the laws of Peru, as “Interbank”; (ii) in our insurance segment: Interseguro Compañía de Seguros, S.A., a corporation (sociedad anónima) organized under the laws of Peru, as “Interseguro”; (iii) in our wealth management segment: Inteligo Group Corp., a corporation (sociedad anónima) organized under the laws of Panama, as “Inteligo”; Inteligo Bank Ltd., a corporation organized under the laws of The Bahamas, as “Inteligo Bank”; Inteligo Sociedad Agente de Bolsa S.A., a corporation (sociedad anónima) organized under the laws of Peru, as “Inteligo SAB,”; Inteligo USA Inc., a corporation organized under the laws of New York, as “Inteligo USA,” and Interfondos S.A. Sociedad Administradora de Fondos, a corporation organized under the laws of Peru, as “Interfondos SAFM” or “Interfondos” and (iv) in our payments segment: Procesos de Medios de Pago S.A., a corporation (sociedad anónima) organized under the laws of Peru, as “PMP” and its subsidiary Izipay S.A.C., a closed-stock corporation (sociedad anónima cerrada) organized under the laws of Peru, as “Izipay,” both of which are IFS’s consolidated subsidiaries since April 2022. Except otherwise provided, references to Izipay shall include PMP.

In this Annual Report on Form 20-F, we also refer to our parent company, Intercorp Perú Ltd. (“Intercorp Peru” or “Intercorp”), a holding company for a group of companies operating mainly in Peru under the name “Intercorp”. Intercorp Peru’s main subsidiaries include our company and Intercorp Retail Inc. (“Intercorp Retail”). Intercorp Retail acts as a holding company for the retail and real estate operations of Intercorp Peru in Peru. Through its subsidiary, InRetail Peru Corp., whose shares are listed on the Lima Stock Exchange under the symbol “INRETC1,” Intercorp Retail has controlling stakes in (i) Supermercados Peruanos S.A. (“Supermercados Peruanos”), an operating supermarket chain that consolidates other operating companies, primarily operating under the: “Plaza Vea,” “Vivanda,” “MASS” and “Makro” brands, (ii) InRetail Pharma S.A., a holding company consisting of a chain of pharmacies operating under the “Inkafarma” and “MiFarma” brands with a distribution and marketing business as well as manufacturing some pharmaceutical products and (iii) InRetail Real Estate Corp., an owner, developer and operator of shopping malls under the “Real Plaza” brand. Intercorp Retail also controls directly (a) Tiendas Peruanas S.A., a department store chain operating under the “Oechsle” brand that started operations in 2009, (b) Financiera Oh! S.A., a consumer finance company that started operations in 2010, and (c) Homecenters Peruanos S.A. (“Homecenters Peruanos”), a home improvement company operating under the “Promart” brand. Our parent company Intercorp Peru also controls the following companies involved in the private education and healthcare businesses under the following brands: “Innova Schools,” “Zegel,” “UTP,” “IDAT” and “Aviva”.

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

•

Public health crises and epidemics, pandemics or outbreaks of highly infectious or contagious diseases could adversely affect our and our subsidiaries’ business, financial condition and results of operations.

•

Our subsidiaries are subject to extensive regulation and supervision, and changes in existing regulations or the implementation of future regulations may have a material adverse effect on our financial condition and results of operations.

•	Enhanced ESG and climate change disclosure may impose additional costs on us or our subsidiaries.

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

•

The failure of our subsidiaries to effectively anticipate or adapt to emerging technologies or changes in customer behavior could have a material adverse effect on our financial conditions and results of operations.

•	The banking and insurance markets are exposed to macroeconomic shocks that could have a material adverse effect on our financial condition and results of operations.

•	We could sustain losses if Interbank’s asset quality declines.

•	Reduced diversification in Interbank’s loan portfolio could have a material adverse effect on our financial condition and results of operations.

•

Interbank’s provisions for loan losses may not be adequate to cover the future losses to its loan portfolio or other assets, which could have a material adverse effect on our financial condition and results of operations.

•

Interbank may be unable to realize the collateral or guarantees securing its loans to cover the outstanding principal and interest balance of those loans, which may adversely affect our results of operations and financial condition.

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

•	Interbank may not be able to obtain the funding required to support growth and implement its strategy.

•	A reduction in our subsidiaries’ credit ratings could increase their cost of borrowing funds and make their ability to raise new funds and renew maturing debt more difficult.

•	Interseguro’s failure to underwrite and price insurance premiums accurately for the products it offers would have a material adverse effect on its financial condition and results of operations.

•	Interbank’s and Interseguro’s reliance on Peruvian sovereign and global bonds in their respective investment portfolios leaves us vulnerable to a default on such debt.

•	Interseguro may suffer losses in its investment portfolio because of risks associated with its real estate investments.

•	Tax exemptions applicable to a substantial portion of Interseguro’s investment earnings could be changed in the future.

•	We and our subsidiaries are dependent on key personnel.

•	Interruption, mismanagement or failure in our subsidiaries’ information technology systems may adversely affect their operations.

•	Cybersecurity events could negatively affect our reputation or results of operations and may result in litigation.

•	Our subsidiaries are susceptible to fraud, unauthorized transactions and operational errors.

•	Our existing insurance coverage may be insufficient and future coverage may be difficult or expensive to obtain.

•	Our employees could join labor unions and we could be subject to organized labor actions, including work stoppages that could have a material adverse effect on our business.

•	Our trademarks and trade names may be misappropriated or challenged by others.

•	Any failure to comply with anti-corruption, anti-bribery, anti-money laundering and anti-terrorist financing and antitrust laws and regulations could damage our reputation or expose us to penalties.

•	We and our subsidiaries are subject to litigation and other legal, administrative and regulatory proceedings.

•	Legal restrictions on our clients may reduce the demand for our services.

•	Our risk management structure may not be fully effective.

•	Implementation of tax laws related to the global minimum tax may increase our subsidiaries’ tax liabilities, and, as a result, have a material and adverse effect on us.

•	Disruptive innovation by fintechs and insurtechs may result in increased competition, and as a result, have a material and adverse effect on our subsidiaries.

•	Transition to a low-carbon economy may have a material and adverse effect on our subsidiaries’ results of operations.

Risks Relating to Peru

•	Economic, social and political developments in Peru, including political instability, social unrest, persistent inflation and unemployment, could have a material adverse effect on our businesses.

•	Fluctuations in the value of the sol could have a material adverse effect on our financial condition and results of operations.

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

•

The operations of Interbank, Interseguro, Interfondos, Inteligo SAB and Izipay could be adversely affected by earthquakes, floodings or other natural disasters, such as the “El Niño” phenomenon, which causes a warming of temperatures in the Pacific Ocean, resulting in heavy rains off the coast of Peru, among other locations.

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

We have based these forward-looking statements on our management’s current views with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward–looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things:

•	our holding company structure;

•	economic, business and political developments in Peru and globally, including corruption scandals involving the Peruvian government and related political instability;

•	economic and geopolitical developments in regional or global markets, including Russia’s continued invasion of Ukraine and the military conflict between Israel and Hamas;

•	the financial market volatility and market turmoil generated by the recent bank failures in the United States and the emergency sale of Credit Suisse or similar developments in the financial industry;

•

public health crises and epidemics, pandemics or outbreaks of highly infectious or contagious diseases, government measures to contain the spread of thereof, their effects on the economy of Peru, and their impact on global and regional economic growth prospects, creditworthiness, counter-party risk, as well as any logistical, operational or labor disruptions, among others;

•	protests and social unrest in Peru against government economic policies and social inequality;

•

changes in Peruvian, Panamanian and Bahamian and other foreign laws and regulations including the adoption of new capital requirements for banks or insurance companies, as well as interest rate caps for banks;

•	the dollarization of the Peruvian economy;

•	increased competition in the Peruvian financial services and insurance markets;

•	increased inflation;

•	exchange rate instability and government measures to control foreign exchange rates;

•	developments affecting the purchasing power of middle-income consumers or consumer spending generally;

•	changes in interest rates;

•	downturns in the capital markets and changes in capital markets in general that affect policies or attitudes towards lending to Peru or Peruvian companies or securities issued by Peruvian companies;

•	our ability to keep up with technological changes and integrate new businesses into our operations;

•	the inability to obtain the capital we need for further expansion of our businesses;

•	the inability to attract and retain key personnel;

•	any future acquisitions may not bring anticipated benefits;

•	changes in tax laws;

•	severe weather, adverse climate changes and natural disasters (including El Niño);

•	changes and volatility in regional or global markets;

•	dependence on sovereign debt in our investment portfolios;

•	credit and other risks of lending, such as increases in defaults of borrowers, and increases in the provision for loan losses;

•	increased costs of funding or inability of our subsidiaries to obtain additional debt or equity financing on attractive terms or at all;

•	a deterioration in the quality of our assets;

•	our provisions for impairment losses or the provisions from impairment losses of our subsidiaries may be inadequate;

•	changes to accounting standards;

•	changes in actuarial assumptions upon which our annuity business is based;

•	failure to adequately price insurance premiums;

•	decreases in the spread between investment yields and implied interest rates in annuities;

•	dependence on information technology (“IT”) systems and cybersecurity risks; and

•	other risks and uncertainties described in “Item 3. Key Information—Risk Factors.”

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

PRESENTATION OF FINANCIAL INFORMATION
Our audited annual consolidated financial statements as of December 31, 2023 and 2022 and for each of the three years ended December 31, 2023, 2022 and 2021 included in this Annual Report on Form 20-F have been prepared in soles

and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and audited by Tanaka, Valdivia & Asociados Sociedad Civil de Responsabilidad Limitada, PCAOB ID 1315, a member firm of Ernst & Young Global Limited (“EY Peru”).
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
Change in Accounting Policies and Estimates
Generally, we have only adopted standards, interpretations or amendments that were effective in each year. Therefore, standards, interpretations or amendments that become effective in 2024 or later have not been early adopted.
As explained in Note 3.2 to our audited annual consolidated financial statements, we have adopted for the first time IFRS 17 “Insurance Contracts,” effective for annual periods beginning on or after January 1, 2023. IFRS 17 replaces IFRS 4 “Insurance Contracts” for annual periods starting on or after January 1, 2023.The adoption of IFRS 17 did not change the classification of our insurance contracts. However, it provides a comprehensive accounting model for all types of insurance contracts that provides a more consistent framework for insurers, covering all relevant aspects as recognition, measurement, presentation and disclosures. We have applied IFRS 17 retrospectively and restated comparative information for 2022. Comparative information for 2021 has not been restated, so it is reported under IFRS 4. The impact of the first adoption of IFRS 17 amounted to S/820.5 million recorded as a reduction of retained earnings in our net equity as of January 1, 2022. For further information on IFRS 17, see Notes 3.2 and 3.7 to our audited annual consolidated financial statements.
We have also adopted the following standards, interpretation, or amendments: (i) in connection with the definition of Accounting Estimates, an amendment to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors,” (ii) in connection with the disclosure of Accounting Policies, amendments to IAS 1 “Presentation of Financial Statements” and IFRS Practice Statement 2 “Making Materiality Judgements,” (iii) in connection with Deferred Tax related to Assets and Liabilities arising from a Single Transaction, amendments to IAS 12 “Income Taxes,” and (iv) in connection with the International Tax Reform – Pillar Two Model Rules, amendments to IAS 12 “Income Taxes.” Such standards, interpretations or amendments have not had a significant impact on our consolidated financial statements. See Note 3.2 to our audited consolidated financial statements.

On January 1, 2022, we adopted the following standards, interpretations, or amendments: (i) in connection with costs of fulfilling a contract, an amendment to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets,” (ii) amendments to IFRS 3 “Business Combinations,” (iii) in connection with proceeds before intended use of property, plant and equipment, an amendment to IAS 16 “Property, Plant and Equipment,” (iv) in connection with a subsidiary as a first time adopter, an amendment to IFRS 1 “First-time Adoption of International Financial Reporting Standards,” and (v) in connection with fees in the “10 per cent” test for derecognition of financial liabilities, an amendment to IFRS 9 “Financial Instruments.” Such standards, interpretations or amendments have not had a significant impact on our consolidated financial statements.
On January 1, 2021, we adopted the following standards, interpretations, or amendments: (i) in connection with the interest rate benchmark reform, amendments to IFRS 9 “Financial Instruments”, IAS 39 “Financial Instruments: Recognition and Measurement,” and IFRS 7 “Financial Instruments: Disclosures,” IFRS 4 “Insurance Contracts,” and IFRS 16 “Leases”,– Phase 2; and (ii) in connection with COVID-19 related rent concessions beyond June 30, 2021, an amendment to IFRS 16 “Leases”. Such standards, interpretations or amendments have not had a significant impact on our consolidated financial statements.
Currency Translation
The term “
sol
” and the symbol “S/” refer to the legal currency of Peru, and the term “U.S. dollar” and the symbol “U.S.$” refer to the legal currency of the United States.
We have translated some of the

soles

amounts contained in this Annual Report on Form 20-F into U.S. dollars for convenience purposes only. Unless otherwise indicated or the context otherwise requires, the rate used to translate soles

amounts to U.S. dollars as of December 31, 2023 was S/ S/3.709 = U.S.$1.00, which was the exchange rate reported for December 31, 2023 by the SBS. The Federal Reserve Bank of New York does not report a noon buying rate for soles
. The U.S. dollar equivalent information presented in this Annual Report on Form 20-F is provided solely for convenience of investors and should not be construed as implying that the soles

or other currency amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.
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
The rescheduling of loans can involve modifying payment schedules, granting grace periods, and lowering interest rates, among other measures. As showed in the audited financial statements in Note 29.1 (d.6), there were three types of rescheduling: (1) reschedules due to the Covid-19 pandemic, (2) reschedules due to the “Reactiva Peru” program, and (3) rescheduling due to local political and social conflicts.
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
For the years ended December 31, 2023 and 2021, we did not make adjustments to our net profit, ROE or ROA. For the year ended December 31, 2022, we made adjustments to our net profit, to ROE and to ROA, as we defined our adjusted net profit (used for the calculation of adjusted ROE and adjusted ROA) as net profit excluding the gain recognized as a result of the step acquisition of Izipay, which management believes is non-recurring in nature. See Note 1(d) to our Audited Annual Consolidated Financial Statements.
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

There are various regulatory restrictions in Peru and other jurisdictions that may limit our subsidiaries’ ability to pay dividends or make other payments to us, such as their obligations to maintain minimum regulatory capital and minimum liquidity. See “—Public health crises and epidemics, pandemics or outbreaks of highly infectious or contagious diseases could adversely affect our and our subsidiaries’ business, financial condition and results of operations”.

In addition, some of our Peruvian subsidiaries pay dividends to us on the basis of the SBS GAAP financial statements, which differ from IFRS. For example, for the year ended December 31, 2023, Interseguro had a net profit of S/292.1 million under IFRS and of S/315.1 million under SBS GAAP, which resulted in a dividend payment to us of S/150.0 million in 2024. Therefore, there is no assurance that the differences in accounting treatment will not render the opposite result, namely that lower or no dividends would be payable to us by any of our Peruvian subsidiaries under SBS GAAP than what it would appear to be able to pay under IFRS, or that dividends will continue to be payable under SBS GAAP in the future.

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

Public health crises and epidemics, pandemics or outbreaks of highly infectious or contagious diseases could adversely affect our and our subsidiaries’ business, financial condition and results of operations.

Interbank’s business is dependent upon the willingness and ability of the customers to conduct banking and other financial transactions. The spread of a highly infectious or contagious disease, such as COVID-19 beginning in March 2020, could cause severe disruptions and volatility in the world economy, which could in turn disrupt the business, activities, and operations of the customers, as well as Interbank’s business and operations. In order to contain the spread of COVID-19 in Peru, the Peruvian government announced and implemented several measures such as declaring a national state of emergency and ordering mandatory lockdowns and the closure of Peru’s borders, among others, which disrupted Interbank’s business operations and caused them to modify the business activities, including limiting travel, temporarily closing offices and implementing remote work capabilities.

In addition, changes in existing regulations or implementation of future regulations in response to the spread of an infectious or contagious disease may further restrict their existing operations, limit the expansion of their business and require extensive system and operating changes that may be difficult or costly for them to implement. Furthermore, in the event that new sub-variants of COVID-19 emerge, or an outbreak of another contagious disease, and additional government restrictions in response to such outbreaks could also negatively impact the business and operations of third-party service providers who perform critical services for our business.

As a result of the COVID-19 pandemic, in addition to public health measures, the Peruvian government implemented measures to generate monetary and fiscal stimulus and alleviate the financial stress on households and companies, such as loan rescheduling and the provision for partial withdrawals from compensation for service time accounts (“CTS,” for its Spanish acronym), which have impacted Interbank’s interest income and Interbank’s funding base. Similar governmental measures in the future, as a result of new health crises, may impact Interbank’s business, financial condition and results of operations.

To the extent outbreaks of pandemic or contagious diseases adversely affect our business and financial results, it may also have the effect of heightening many of the other risks described in this section.

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

Similarly, Inteligo’s subsidiaries are regulated by governmental entities and other financial services regulators in The Bahamas, Panama and Peru. Inteligo Bank is subject to the regulation and supervision of the Central Bank of The Bahamas. Additionally, Inteligo Bank’s asset management activities and securities custody and trading activities are subject to supervision by the Securities Commission of The Bahamas. Inteligo Bank holds licenses from the Securities Commission of The Bahamas for dealing in securities as agent or principal, arranging deals, managing securities and advising on securities. Inteligo Bank is licensed to undertake all securities-related activities ancillary to its banking business. Inteligo Bank and its branch are subject to regulation by the Superintendency of Banks of Panama (Superintendencia de Bancos de Panamá). Inteligo Bank is also subject to regulation by the Securities Commission of Panama (Superintendencia del Mercado de Valores de Panama) since June 18, 2021, when it obtained its investment advisory license. On January 3, 2022, Inteligo Bank began its operations under such license. Inteligo SAB and Interfondos are subject to the regulation and supervision of the SMV in Peru. Also, Interbank and Interseguro are subject to the regulations of the SMV. PMP and Izipay are mainly subject to the regulations of the Central Reserve Bank of Peru. In addition, IFS, Interbank, Interseguro, Inteligo Bank and Inteligo SAB are subject to other regulations, such as the U.S. Foreign Account Tax Compliance Act (“FATCA”), which could increase compliance costs and, in case of non-compliance could result in liability, additional costs or sanctions imposed by the U.S. Internal Revenue Service.

Changes in the regulation and/or supervision of Interbank, Interseguro, Inteligo and/or Izipay or the implementation of future regulations could have a material adverse effect on our financial condition and results of operations by restricting our existing operations, limiting the expansion of our business and requiring extensive system and operating changes that may be difficult or costly to implement. For example, the SBS and the Central Reserve Bank of Peru regulate, and have in the past changed, capital structure and deposit reserve requirements, interest paid on deposit reserves, the amount of deposit reserves for which no interest is payable, rules regarding provisions for loan losses and legal lending limits applicable to Peruvian commercial banks. Furthermore, Interbank could be required to increase its level of provisions in response to pro-cyclical provisioning requirements or be required to increase capital levels in response to pro-cyclical buffers that could be activated by regulators under certain favorable macroeconomic conditions. As an example, additional changes in the regulation and supervision of our subsidiaries have been imposed as a result of the COVID-19 pandemic and as a result of social unrest, which Interbank complied with, but we cannot predict whether and to what extent new laws and regulations will be imposed in case of other periods of crisis.

Moreover, changes in consumer protection regulation may also affect our business. In March 2021, the Peruvian Congress approved Law No. 31143 under which (i) the Central Reserve Bank of Peru will semi-annually establish caps on interest rates (including default interest rates) that banks can charge to consumers and small businesses, and (ii) in cases of default, the debtor shall only pay interest which may not be capitalized and may not be charged with commissions or additional expenses. Since its approval, such new regulation limiting the interest that can be charged to clients of banking entities, such as Interbank, has negatively impacted its financial results. In addition, Interbank could be subject to limits on fees or commissions charged to clients. If legislation or governmental or regulatory action is enacted limiting the amount of ATM fees or surcharges that Interbank may receive or on its ability to charge overdraft or other fees, it could adversely impact our financial results. Furthermore, during 2022, Legislative Decree No. 1531 amended the Peruvian Banking and Insurance Law (Ley General del Sistema Financiero y del Sistema de Seguros y Orgánica de la Superintendencia de Banca y Seguros), approved by Law No. 26702 (as amended, the “Peruvian Banking and Insurance Law”) to more closely align the Peruvian regulatory framework and its regulations applicable to the companies of the financial system to the Basel Committee’s 2011 agreement regarding the overall design of the capital and liquidity reform package (now referred to as “Basel III”), including changes related to the composition of the effective equity (which changes to effective equity came into effect as of January 1, 2023). Interbank has already implemented most of these requirements, with no adverse effect to its financial condition or operations, but as it continues to implement such additional requirements imposed by Legislative Decree No. 1531 and the other resolutions aimed at adapting the regulatory framework of the financial system more generally to the Basel III principles, we cannot guarantee that no such effects will impact its financial condition or results of operations.

Since 1998, Interseguro has been subjected to strict local regulations that required significant changes in reserve requirements. For example, in March 2018, changes by the SBS to mortality tables used for calculating reserves for new annuities resulted in a higher reserve requirement, which in turn could adversely affect Interseguro’s results of operations or could result in lowered implied interest rates on Interseguro’s annuities. For further information, see Note 3.4(d.2) to our audited annual consolidated financial statements. New legislation or regulations applicable to the insurance industry may adversely affect Interseguro’s ability to underwrite and price risks accurately as well as affect its revenues and net income. For example, whereas retirees formerly had to choose between remaining with their pension fund or choosing an annuity, since 2016 a law has allowed retirees to withdraw 95.5% of their capital accumulated in cash upon retirement, which has resulted in a significant reduction of annuities sold by Peruvian insurance companies, including Interseguro. In addition, considering that the SBS regulates the types of and limits on eligible investments that insurance companies, such as Interseguro, are allowed to make, in case the SBS enacts new regulations that further restricts such eligible investments, Interseguro could be compelled to liquidate current investments on less favorable terms than if they were held to maturity and restrict Interseguro from making investments that its management deems to be beneficial. Likewise, at the end of 2022, in order to adjust the fair value of real estate investments, the SBS established new requirements for valuation specialists or entities requiring capacitation in specific valuation matters that are not lectured in Peru, which created hurdles to such valuations and increased operating costs. Any failure to comply with these new requirements may increase costs and result in potential sanctions by the SBS. Moreover, in the past and as a response to the COVID-19 pandemic, the Peruvian government permitted companies to suspend employee contracts without pay in certain cases until the end of the COVID-19 pandemic, which caused these companies to stop making the corresponding monthly contribution to the pension funds of their worker, affecting the private pension system. In addition, the Peruvian government eased pension fund regulations, including measures permitting extraordinary withdrawals of funds from the private pension system, which in turn reduced pension funds collected by Interseguro. New legislation or regulations may impact Interseguro’s ability to economically assess risk in a timely manner, which in turn may adversely affect Interseguro’s ability to underwrite and price risks accurately and thus affect our business profitability.

The Bahamas has repealed and replaced the Commercial Entities Economic Substance Requirements Act, 2018 with the Commercial Entities (Substance Requirements) Act, 2023 which requires substantial economic presence in The Bahamas for certain Bahamas incorporated or registered entities that conduct relevant activities. A relevant activity includes the business of banking as conducted by Inteligo Bank. Inteligo Bank has made the appropriate registration and it is exempt from the main substance requirements of the Commercial Entities (Substance Requirements) Act, 2023 due to its asserted tax residency outside of The Bahamas. If The Bahamas in the future changes such regulation such that Inteligo Bank is no longer considered to be exempt from the substance requirements, it would have to enhance its economic and business presence in The Bahamas in order to comply with the Commercial Entities (Substance Requirements) Act, 2023, which increased presence may result in increased costs—financial, compliance or otherwise, which could impact Inteligo Bank’s profitability and our results of operations.

We cannot predict whether and to what extent new laws and regulations, or changes to existing laws and regulations, affecting our subsidiaries’ business will be adopted in the future, the timing of any such adoption and what effect such events would have on our financial condition and results of operations.

Enhanced ESG and climate change disclosure may impose additional costs on us or our subsidiaries.

In recent years, various guidelines and regulations have been issued recommending or requiring companies to adopt policies and procedures with the purpose of enhancing the approach to environmental, governance and social (ESG) matters. In March 2024, the SEC adopted rules aimed at enhancing and standardizing climate-related disclosures. The rules require registrants to include certain climate-related information in their registration statements and annual reports, including data regarding greenhouse gas emissions and information regarding climate-related risks and opportunities and related financial impacts, governance and strategy. Several lawsuits have been filed against such rules and, unless they prevail, we will be subject to certain of these requirements commencing with the fiscal year ending on December 31, 2025. On April 4, 2024, the SEC voluntarily stayed the rules, pending judicial review. We cannot rule out that the adoption of new guidelines and regulations on ESG matters could limit our business or the businesses of our subsidiaries, restrict our ability or the ability of our subsidiaries to recruit new customers, increase compliance requirements or result in higher operating or funding costs, among other effects in the future that we cannot predict now, given the still-developing and evolving regulatory environment related to ESG matters.

The operations of our subsidiaries require the maintenance of banking, insurance and other licenses and any non-compliance with applicable license and operating obligations could have a material adverse effect on our business, financial condition and results of operations.

All banks and insurance companies established in Peru require certain authorizations issued by the SBS in order to operate in Peru. In addition, all brokerage firms operating in Peru require certain authorizations issued by the SMV in order to operate in Peru. Service providers (such as Izipay), collecting agents or processing agents in the payment industry are not required to obtain prior licenses. However, recent regulations imposed certain obligations to such entities (including anti-money laundering (“AML”) obligations) and required that they register with the Central Reserve Bank of Peru. In The Bahamas and Panama, all banks require a license to operate. Governmental authorities, such as the SBS or the Central Reserve Bank of Peru, the Central Bank of The Bahamas, or the Superintendency of Banks of Panama, have general administrative responsibilities over banks and other financial institutions, including authority to set loan loss provisions, limits on fees, regulatory capital requirements and other minimum capital adequacy and reserve requirements. In addition, banks are generally required to provide the relevant banking supervisory agency, on a periodic basis, with all information that is necessary to allow for its evaluation of a bank’s financial performance. Insurance companies are regulated and supervised by the SBS which has the ability, among other things, to set reserve requirements for insurance companies. Similarly, the SMV and the Securities Commission of The Bahamas have general administrative responsibilities over brokerage firms, including the authority to set minimum capital requirements.

Our subsidiaries currently have the required licenses or applicable registrations in order to conduct their operations in their corresponding jurisdictions for all of their operations. Although we believe our subsidiaries are currently in compliance with their respective existing material license and reporting obligations, there is no assurance that our subsidiaries will be able to maintain the necessary licenses in the future. We can offer no assurance that future changes to existing laws and regulations, or stricter interpretation or enforcement of existing laws and regulations, will not impair our ability to comply with such laws and regulations and thus with the terms of our licenses.

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

Starting in 2011, the SBS issued different regulations to schedule additional capital requirements to be implemented in Peru, which, although not completely consistent with Basel III, included requirements to cover concentration, interest rate and systemic risk, as well as certain pro-cyclical capital requirements. In March 2022, the Peruvian government issued Legislative Decree 1531, which revised the regulatory capital definition rules in the Peruvian Banking and Insurance Law. This legislative decree became effective on January 1, 2023, aiming at a better alignment with the standards established by Basel III. Consistent with certain aspects of Basel III, the SBS issued in 2022, SBS Resolution No. 03953-2022 and SBS Resolution No. 03954-2022 in order to update the methodologies for calculating the individual and sector concentration risk buffers (including regional and economic sector concentration) eliminating the capital buffer requirement for risk appetite and maintaining the requirement for measuring the interest rate risk of the banking book. Legislative Decree No. 1531 and SBS Resolution No. 03954-2022 aligned the capital conservation buffer in the Peruvian regulation, to the Basel III principles.

In February 2016, the SBS issued SBS Resolution No. 975-2016 (as amended from time to time), which aimed to improve the quality of the total regulatory capital (patrimonio efectivo) and align Peruvian regulations towards Basel III. This resolution changed the conditions that subordinated debt must meet in order to be considered in the calculation of additional capital and the calculation methodology applicable to risk-weighted assets. In December 2022, as part of the implementation of the Basel III standards, the SBS issued SBS Resolution No. 03950-2022, which replaced the regulations applicable to subordinated debt related to its computation at the different levels and sublevels of the regulatory capital. This resolution became effective on January 1, 2023 and is applicable to subordinated debt incurred or created from the date of its effectiveness. However, as established in this new regulation, subordinated debt incurred or created prior to its effectiveness will still be considered in the calculation of regulatory capital. Although the main changes became effective on January 1, 2023, other relevant regulation were also passed by the SBS by end of 2022 to implement the aforementioned law and provided certain adequacy periods until 2026. We cannot assure whether the implementation and further supervision of the above-mentioned new regulations may result in increased costs, financial, compliance or otherwise, which could impact our profitability and our results of operations. For further details, see “Item 4. Information on the Company—Business Overview—Regulation and Supervision—The Peruvian Financial and Insurance Systems”. As of the date of this Annual Report on Form 20-F, Interbank is fully compliant with applicable capital regulatory requirements. While Interbank expects to continue to be in compliance with current and upcoming capital requirements, Interbank’s assumptions with respect to compliance may turn out to be incorrect, and, consequently, have a material adverse effect on its financial condition and results of operations.

With respect to Interseguro, Solvency II, a new regulatory framework for the European insurance industry implemented in early 2016, is under consideration by international regulatory bodies, which could result in the SBS raising solvency ratio requirements for insurance companies in Peru in the future.

With respect to Inteligo Bank, The Central Bank of The Bahamas has adopted a Basel Implementation Program and has effectively implemented Pillar I and Pillar II of the Basel II framework. The Pillar I framework focuses on the capital adequacy ratio requirements and Pillar II focuses on the internal capital adequacy assessment processes (“ICAAP”) (the guidelines in relation to the ICAAP were released in August 2016). The Central Bank of The Bahamas published its Capital Adequacy Guidelines for the Management of Capital and the Calculation of Capital Adequacy on August 24, 2022, and The Bahamas Capital Regulations 2022 came into effect on July 15, 2022. The Bahamas capital regulations include changes to the methodology for the calculation of risk-

weighted assets and Tier 1 capital that could adversely impact Inteligo Bank’s capital adequacy ratio. The regulations and capital adequacy guidelines simplify the Bahamian Basel III framework while remaining consistent with the proportionality principles set out by the Basel Committee. The new regulations set a new capital ratio limit and introduced changes to the credit and operational risk equivalent assets and deductions of high-risk assets from the capital base. Inteligo Bank’s capital ratio as of December 31, 2023, under the new regulations, was 17.4%, while it would amount to 22.8% under the previous regulations. In any case, Inteligo Bank’s capital ratio remains well above the regulatory limit of 12%. Additional changes to this framework could require Inteligo Bank to make revisions to its capital structure and investment which could have an adverse effect on the profitability of Inteligo Bank.

Furthermore, following completion of the capital framework, in 2023, the Central Bank of The Bahamas informed through its quarterly letter that it is in the process of amending the regulations and guidelines to its liquidity framework. The latest update on the Basel III implementation was given in The Central Bank of The Bahamas’ 2022 third quarter report of the Bank Supervision Department, which stated that adoption and implementation of the Basel principles continued to progress along with related amendments to other legislation and guidelines that would be impacted by the new capital regulations. Moreover, in 2022, new credit risk guidelines and guidelines for internal auditors and audit committees were published by the Central Bank of The Bahamas. While as of the date of this Annual Report on Form 20-F, we believe such guidelines do not materially impact Inteligo Bank’s operations, we cannot make any assurances that the Central Bank of The Bahamas or other government authorities will not make further adjustments to applicable banking regulations which could materially and adversely affect Inteligo Bank’s financial condition and results of operations.

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

According to Peruvian regulations, the subsidiaries directly and indirectly owned by Intercorp Peru qualify as a mixed conglomerate in which three different groups are identified: (i) consolidated group of the financial system; (ii) consolidated group of the insurance system; and (iii) financial group. Pursuant to Peruvian regulations, Intercorp Peru must maintain a higher regulatory capital requirement than the regulatory capital requirements for each of such groups.

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

The banking market in Peru is highly competitive. Interbank has experienced strong competition from local and foreign banks and other financial entities, including new entrants attracted by Peru’s low banking penetration and financial inclusion, as well as from department stores that offer credit cards, from emerging financial technology companies that offer digital banking and other services both on a regulated and unregulated basis, and from the local and international capital markets that lend to commercial customers. Competition may reduce the average interest rates that Interbank can charge its customers, increase the average rates Interbank must pay on its deposits, and may negatively affect its loan growth and place pressure on margins. Some of Interbank’s competitors may have access to greater resources and be more successful in the development of products and services that compete directly with Interbank’s products and services. If Interbank’s competitors are successful in developing products and services that are more effective or less expensive than the products and services offered by it, Interbank may be unable to compete successfully. Even if Interbank’s products and services prove to be more effective than those developed by other competitors, such other competitors may be more successful in marketing their products and services because of their greater financial resources or marketing strategies, among other factors. Interbank may not be able to grow or maintain its market share if it is not able to match its competitors’ pricing or keep pace with their development of new products, services and technological innovation and developments, and the integration of these into Interbank’s operations. Any adverse impact on Interbank resulting from increased competition could have a material adverse effect on its financial condition and results of operations.

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

Likewise, if Izipay’s competitors are successful in developing market share growth strategies, reduce their customer fees, or gain more customers , then Izipay could be unable to compete successfully and its net income could be threatened. Moreover, if Izipay’s competitors develop a low-cost POS technology or new technologies and gain efficiency, it could negatively affect Izipay’s operating results.

The failure of our subsidiaries to effectively anticipate or adapt to emerging technologies or changes in customer behavior could have a material adverse effect on our financial conditions and results of operations.

The failure of our subsidiaries to effectively anticipate or adapt to emerging technologies or changes in customer behavior, including among younger customers, could delay or prevent our access to new digital-based markets. Furthermore, the widespread adoption of new technologies, including payment systems, could require substantial expenditures to modify or adapt our existing products and services as we continue to grow our digital capabilities. As a result, our subsidiaries’ customers may choose to conduct business or offer products on alternative or emerging platforms. Such new technologies could negatively impact our investments in infrastructure, equipment and personnel, or if our subsidiaries do not properly anticipate trends, render our existing investments in digital platforms moot. If our subsidiaries fail to adapt quickly, or at all, to changes in technologies or changes in customer behavior, it may have an adverse impact on our subsidiaries resulting from increased competition, which could have a material adverse effect on our financial condition and results of operations.

The banking and insurance markets are exposed to macroeconomic shocks that could have a material adverse effect on our financial condition and results of operations.

Interbank’s business is particularly sensitive to economic and market conditions that affect Interbank’s customers. Although there is limited basis on which to evaluate how Interbank’s business and earnings will perform in the event of an economic crisis, such as a recession or a significant devaluation of the sol, and Interbank’s historical loan loss experience may not be indicative of the performance of Interbank’s loan portfolio in the future, periods of economic contraction could adversely affect Interbank’s customers by limiting their access to jobs. As a result, Interbank’s loan portfolio may become increasingly vulnerable to macroeconomic shocks that could negatively impact the household income of Interbank’s customers and result in increased loan losses which, in turn, could result in higher delinquencies and reduce the number of borrowers eligible for Interbank’s loans. An increase in delinquencies, for instance, could result in a deterioration of Interbank’s risk profile, which could adversely affect Interbank’s business, financial condition and results of operations. Any increase in the number of delinquencies or defaults would result in higher levels of nonperforming assets and provisions for loan losses, which could adversely affect Interbank’s results of operations and financial condition. In particular, the deterioration of the macroeconomic conditions in Peru in 2023, particularly in the second half of the year, has led to higher provision requirements as well as lower provision recoveries, an increase in non-performing loans and a slowdown in the origination of new loans due to more stringent lending requirements that Interbank has put in place. Interbank’s loan provisions have also been impacted amidst higher risk in consumer loans due to the social protests and adverse climate events that took place in Peru at the beginning of 2023. Such an increase in Interbank’s provision expenses, particularly in Interbank’s retail sector, has had a negative impact on Interbank’s cost of risk and profitability, a trend that we expect to continue and accentuate in accordance with Peru’s macroeconomic conditions.

In addition, Interbank’s commercial clients could be negatively affected by global and local macroeconomic trends. As a result, our provisions for loan losses, in particular related to credit cards and/or loans granted to certain sectors of the Peruvian economy, have significantly increased during slowdowns of the Peruvian economy. Additionally, in part due to the de-dollarization policy sponsored by the Peruvian government there is a mismatch between our dollar denominated deposits and sol denominated loans. See “Item 5. Operating and Financial Review and Prospects—Depreciation and Appreciation of the sol”.

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

Furthermore, as of December 31, 2022 and 2023, retail banking loans accounted for approximately 53.6% and 56.0% of Interbank’s loan portfolio, respectively. Higher than average exposure to retail banking could be accompanied by greater credit risk due to higher risk profiles compared, particularly, to loans to large corporate customers. Given the recent growth of Interbank’s loan portfolio, historical loss experience may not be indicative of future doubtful loan experience. If there are outbreaks of pandemics or contagious diseases in the future, such as the COVID-19 pandemic, Interbank’s retail and commercial clients may be impacted and our risk profile may deteriorate, which could adversely affect our business, financial condition and results of operations.

Interbank’s provisions for loan losses may not be adequate to cover the future losses to its loan portfolio or other assets, which could have a material adverse effect on our financial condition and results of operations.

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

Additionally, as consequence of factors such as the political, economic and social uncertainties in Peru during 2022 and 2021, as well as the “El Niño” phenomenon during 2023, we have had to increase our monitoring of the performance results of our retail and commercial clients and make subsequent adjustments of expected loss to our model, which in turn creates a certain level of uncertainty in the estimation of expected losses on loans. See “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Classification of Our Loan Portfolio” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Impairment Loss on Loans, Net of Recoveries.”

Interbank may be unable to realize the collateral or guarantees securing its loans to cover the outstanding principal and interest balance of those loans, which may adversely affect its results of operations and financial condition.

Interbank grants loans that are secured by collateral, including real estate and other assets that are generally located in Peru. The value of collateral may significantly fluctuate or decline due to factors beyond our control, including, for example, economic and political conditions in Peru. An economic slowdown may lead to a downturn in the Peruvian real estate market, which may, in turn, result in declines in the value of real estate securing loans to levels below the principal balances of those loans. Any decline in the value of the collateral securing loans may result in reduced recoveries from collateral realization and have an adverse impact on our results of operations and financial condition.

Interbank may also not have recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of its loans, which may materially and adversely affect its results of operations and financial conditions.

Interbank also grants loans on the basis of guarantees from relatives, affiliates or associated persons of borrowers. To the extent that guarantors encounter financial difficulties due to economic conditions, personal or business circumstances, or otherwise, Interbank’s ability to enforce such guarantees may be impaired.

In addition, Interbank may face difficulties in enforcing its rights as secured creditors against borrowers, collateral or guarantees. In particular, timing delays and procedural problems in realizing against collateral, as well as insolvency laws or judicial interpretations of the law that may be protective of debtors, may make it difficult to foreclose on collateral, realize against guarantees or enforce judgments in our favor, which could materially and adversely affect our results of operations and financial condition.

Our financial results may be negatively affected by changes to IFRS accounting standards.

We report our results and financial position in accordance with IFRS as issued by the IASB. Changes to IFRS thereof may cause our future reported results and financial position to differ from current expectations, or historical results to differ from those previously reported due to the adoption of new accounting standards on a retrospective basis. We monitor potential accounting changes and, when possible, we determine their potential impact and disclose significant future changes in our financial statements that we expect because of those changes. As of December 31, 2023, the new and amended standards and interpretations that have been issued, but not yet effective, are not expected to have potential impact on our consolidated financial statements—see Note 3.5 to our consolidated financial statements.

Our financial results may be negatively affected by investment losses.

The investment activities of our subsidiaries are subject to factors beyond their control, and losses from their exposures could result in a material adverse effect on our financial condition and results of operations.

As part of its treasury operations, Interbank trades various financial instruments and other assets, including debt, equity, fixed income, currency and related derivatives, as both agent and principal, and derives a proportion of its non-financial income from trading profits. Interbank has established position limits for sol and foreign currency-denominated securities in accordance with its overall risk management policy and with the SBS requirements. However, Interbank is exposed to numerous factors that are beyond its control, including overall market trading activity, interest rate levels, the credit risk of its counterparties and general market volatility. For example, in 2020 and in particular in March 2020, the COVID-19 pandemic increased the volatility of our investment portfolio, which was also increased in 2022 and 2023 due to global factors such as the Ukraine-Russia and the Israel-Hamas conflicts and the interest rate increases by the Federal Reserve of the United States. In addition, a significant part of Interbank’s trading is related to customer transactions, and Interbank could be exposed to a number of risks related to the movement of market prices in the underlying instruments, including the risk of unfavorable market price movements relative to its long or short positions, a decline in the market liquidity of the related instruments, volatility in market prices, interest rates or foreign currency exchange rates relating to these positions, and the risk that the instruments with which Interbank chooses to hedge certain positions do not track the fair value of those positions. If Interbank incurs any further losses from these exposures, it could reduce Interbank’s trading profits or cause it to suffer losses from trading activities, either of which could have a material adverse effect on our financial condition and results of operations.

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

Interbank’s and Inteligo’s financial condition and results of operations depend to a large extent on their financial margin, which in turn depends on their ability to charge interest on interest-earning assets, such as loans to customers, that is higher than the interest they pay on interest-bearing liabilities, such as deposits. Changes in interest rates, could influence not only the interest we receive on loans and securities and the amount of interest we pay on deposits and borrowings, but such changes could also adversely affect our ability to originate loans and obtain deposits. We cannot control or predict with certainty changes in interest rates since market interest rates are sensitive to many factors beyond our control, including the interest rate policies of the Central Reserve Bank of Peru and the U.S. Federal Reserve. In the past year, inflation rates throughout the world have significantly increased to levels not seen in the last two decades. In response to concerns about inflation, the United States Federal Reserve has raised, and may again rise, interest rates. Although as a result of the COVID-19 pandemic, during 2020, the Central Reserve Bank of Peru took several measures, such as reducing the reference interest rate by 200 basis points from 2.25% to 0.25%, the Central Reserve Bank of Peru began to increase rates in 2021 from 0.25% to 7.50% in December 2022. Since then, the Central Reserve Bank of Peru has decreased the reference interest rate to 7.00%, 6.75% and 6.25% as of November 30, 2023, December 31, 2023, and March 31, 2024, respectively. If Interbank or Inteligo are unable to implement commensurate and timely increases in interest rates on loans they originate, their margins would decline.

Interbank’s primary sources of funds are retail deposits with no specific or contractual maturity, and a substantial portion of the loans it originates have a longer term. The difference in maturities between deposits and loans could magnify the effect of any interest rate mismatch, as well as pose a liquidity risk if Interbank were not able to obtain funding as its liabilities mature. This, in turn, may lead to a reduction in Interbank’s net interest margin, which could have a significant adverse effect on its results. Furthermore, if interest rates were to increase, this could reduce the demand for credit and Interbank’s ability to generate credit for their clients, particularly retail clients, as well as contribute to an increase in the default rate.

In connection with the phase-out of the London Interbank Offered Rate (“LIBOR”) as a reference rate, in June 2023, the United States Federal Reserve, in conjunction with the Alternative Reference Rates Committee, chose the Secured Overnight Financing Rate (SOFR), and specifically Term SOFR, as the recommended risk-free reference rate for the United States (calculated based on repurchase agreements backed by treasury securities). Prior to the discontinuation of LIBOR, our subsidiaries amended substantially all of their LIBOR-based financing arrangements to transition them to successor rates, primarily Term SOFR. We cannot predict the extent to which Term SOFR will gain widespread acceptance as a replacement for LIBOR, the consequences of the replacement of LIBOR on financial markets generally or the businesses or profitability of our subsidiaries, their financial condition or results of operations specifically. Finally, as a result of such transition, our subsidiaries may be subject to disputes (including with their customers) related thereto, which could have an adverse effect on their results of operations.

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

As a result of the above, the evolution of interest rates could have a material adverse effect on our business, financial condition or results of operations.

Interseguro is exposed to the impact of changes in interest rates on other comprehensive income.

Interseguro estimates its technical reserves under IFRS on the basis of mortality data and discount rates, which are based on a risk-free rate (i.e. interest rates), and the market volatility associated with them. See Note 3.4(d) to our audited annual consolidated financial statements. Such volatility in interest rates is reflected in Interseguro’s balance sheet, under other comprehensive income and, depending on the market situation, could have a material adverse effect on our balance sheet. See Note 29.5(a.1) to our audited annual consolidated financial statements.

Actual mortality and morbidity rates and other factors may differ from those assumed in the calculation of technical reserves and may have a material adverse effect on Interseguro’s financial condition and results of operations.

Actual mortality and morbidity rates may differ from those assumed in the initial calculation of annuity reserves at the time of the issuance of the policy and their periodic adjustments. If Interseguro’s assumptions differ materially from actual mortality and morbidity rates, Interseguro could be required to make payments under its annuities for a longer period of time than originally estimated, and existing reserves could fall short of actual payments. Accordingly, future changes in mortality and morbidity rates could have a material adverse effect on Interseguro`s financial condition and results of operations.

Interbank may not be able to obtain the funding required to support growth and implement its strategy.

Interbank’s strategy to grow its loan portfolio will require it to continue to have an active funding strategy. Interbank’s access to funding will depend on many factors, including factors beyond our control, such as public health crises and epidemics, pandemics or outbreaks of highly infectious or contagious diseases, any credit crunch or other conditions in global capital markets and investors’ perceptions of the risks of investing in Peru and emerging markets generally. The 2008 and 2009 global financial and economic crisis, the debt crisis in Europe and general market volatility, for example, had a negative impact on the liquidity of global financial markets. Similarly, the COVID-19 pandemic and other global factors such as the Ukraine-Russia and the Israel-Hamas conflicts and the interest rate increases by the Federal Reserve of the United States have caused significant disruption and volatility in the financial markets globally, causing equity levels to fluctuate sharply, which may continue to worsen in the future. In the case of similar events, any equity or debt financing, if available at all, may be on terms that are not favorable to Interbank. If access to funding is limited, Interbank may not be able to implement its strategy, which could have a material adverse effect on our financial condition and results of operations.

A reduction in our subsidiaries’ credit ratings could increase their cost of borrowing funds and make their ability to raise new funds and renew maturing debt more difficult.

Our subsidiaries’ credit ratings are an important component of their respective liquidity profile. Among other factors, Interbank’s credit ratings are based on its financial strength, the credit quality and concentrations in its loan portfolio, the level and volatility of its earnings, its capital adequacy, the quality of management, the liquidity of its statement of financial position, the availability of a significant base of core retail and commercial deposits and its ability to access a broad array of funding sources. In addition, our subsidiaries’ lenders may be sensitive to the risk of a ratings downgrade, which could increase the cost of refinancing their existing obligations, raising funds in the capital markets and borrowing funds from private lenders, and could in turn have a material adverse effect on our financial condition and results of operations. Although our subsidiaries’ credit ratings have remained relatively stable over time, our creditors may be sensitive to changes in our credit ratings, and/or outlook. The risk of a future ratings downgrade could increase the cost of refinancing our existing obligations, raising funds in the capital markets and borrowing funds from private lenders, and could in turn have a material adverse effect on our financial condition and results of operations.

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

A substantial portion of our investment portfolio consists of Peruvian sovereign and global bonds and Central Reserve Bank of Peru certificates of deposit, which represented 59.3% of our investment portfolio (before accrued interest) as of December 31, 2023. A default on Peruvian sovereign debt could have a material adverse effect on our financial condition and results of operations.

Interseguro may suffer losses in its investment portfolio because of risks associated with its real estate investments.

Interseguro’s investment portfolio includes real estate investments located solely in Peru. As of December 31, 2023, Interseguro’s investments in real estate projects totaled S/1,298.9 million, which represented 9.2% of Interseguro’s total investment portfolio. Real estate investments are relatively illiquid, and Interseguro’s ability to vary its portfolio of properties in response to changes in economic and other conditions is limited. If Interseguro wants or needs to sell a property, it may not be able to do so in the desired time period or on favorable terms, which could have a material adverse effect on our financial condition and results of operations.

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

Our success and the success of our subsidiaries depend on the efficient and uninterrupted operation of our subsidiaries’ computer and communications hardware systems and our applications, including systems and applications that support the operation of Interbank’s financial stores, ATMs, Interbank Agente (correspondent agents), mobile applications and website, as well as the infrastructure components that support our operations (communication devices, networking, etc.). Our subsidiaries’ computer and communications systems and operations could be damaged or interrupted by fire, flood, power loss, telecommunications failure, sabotage, computer viruses, cyber-attacks, physical or electronic break-ins, acts of war, terrorist attacks and similar events or disruptions. Any of these events could cause system interruptions, delays and losses of critical data and could prevent our subsidiaries from operating at optimal levels or at all.

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

Moreover, additional regulations or new requirements may emerge related to cybersecurity controls and data quality, as well as contractual commitments in accordance with standards established by the Information Security and Cybersecurity Management regulation (the “Reglamento para la Gestión de la Seguridad de la Información y la Ciberseguridad”), approved by SBS Resolution No. 504-2021 (as amended by SBS Resolutions No. 1515-2021 and 3240-2023). Any failure or perceived failure by financial and insurance institutions to comply with such obligations may result in governmental enforcement actions and regulatory penalties, which could have an adverse effect on our reputation. Moreover, in November 2021, the SBS approved amendments to the Plan Business Continuity regulation (the “Reglamento para la Gestión de la Continuidad del Negocio”), approved by SBS Resolution No. 877-2020 (amended by SBS Resolutions No. 1536-2020, 3601-2021 and 3955-2022) aimed to manage the enterprise and business unit levels, with business units identifying, measuring, monitoring, managing, and reporting these and other operational risks at a more detailed level. Failure to comply with these rules could result in a loss a material effect on results of operations and financial losses.

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

Cybersecurity events could negatively affect our reputation or results of operations and may result in litigation.

Information security risks have increased in recent years due to the proliferation of new technologies and the increasing sophistication and number of cyberattack activities as well as the growing connectivity of equipment and systems to the internet. Data security breaches suffered by numerous companies and institutions around the world have attracted considerable amount of media attention and are leading different regulators to strengthen the legislation requirements for addressing data security and privacy issues. Our subsidiaries depend on a variety of internet-based data processing applications, communication and information exchange platforms, and networks as part of their operations and digital strategy.

In recent years, cybersecurity risks have increased significantly mainly due to remote working arrangements and the increased use of digital channels by the clients of our subsidiaries. In this regard, we and our subsidiaries have implemented additional cybersecurity measures to prevent, detect, and respond to these risks. These measures mainly focus on strengthening the security of devices used by our employees working remotely, improving the connection and authentication methods used in remote connections, managing the risk of third parties that are part of our subsidiaries’ operation more rigorously, increasing the frequency of their cybersecurity awareness programs, and improving the capability of their cybersecurity threat detection, response, and intelligence procedures.

Although we and our subsidiaries continuously assess and strive to improve the effectiveness and security of our systems by adopting industry-recognized and suggested security standards, given the current cybersecurity dynamics, we cannot guarantee to holders of our common shares that all of our systems are free from vulnerabilities or that the measures adopted will be successful in preventing cyberattacks scenarios. In the event of a cyberattack, we or our subsidiaries may suffer disruptions to business operations, experience response costs and losses, and may be subject to litigation and reputational harm. A cyberattack could have a material adverse effect on our or our subsidiaries’ business, financial condition, and results of operations. For further information on the cybersecurity protections and details of the information technology units of our subsidiaries, please refer to “Item 4. Information on the Company—Business Overview—Information Technology Unit” for each of our four business segments and “Item 16K. Cybersecurity.”

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

We are subject to anti-corruption, anti-bribery, anti-money laundering, anti-terrorist financing, antitrust and other international laws and regulations and are required to comply with the applicable laws and regulations of Peru, Panama, Bahamas and certain other jurisdictions. In addition, we are subject to regulatory legal frameworks that restrict our transactions with certain sanctioned countries, individuals and entities. Failure to comply with such laws and regulations may subject us to economic fines, regulatory sanctions or enforcement proceedings.

We and our subsidiaries are in compliance with the applicable AML and anti-terrorist financing laws and regulations and have implemented policies and procedures, including a “know-your-customer” client identification program, monitoring of the Office of Foreign Assets Control (“OFAC”), local and international sanctions lists, monitoring clients’ transactions, enhanced due diligence procedures for high-risk clients, internal controls and quality assurance programs. Our compliance program is based upon the applicable Peruvian, Panamanian and Bahamian laws and best international practices, such as the recommendations of the Financial Action Task Force (“FATF”). In addition, we perform due diligence on financial institutions to ensure alignment with anti-money laundering policies and procedures. Although these measures mitigate money laundering and terrorist financing risks, these risks are not fully eliminated. Therefore, when subsidiaries identify suspicious activities, these are reported to the authorities and included in our internal “black list” to block future transactions and mitigate reputational risk. However, these measures and procedures may not be completely effective in preventing third parties from using any of our subsidiaries (and our correspondent banks) as a conduit for money laundering or terrorist financing without our knowledge. If any of our subsidiaries were to be associated with money laundering (including illegal cash operations) or terrorist financing, our reputation as a group could suffer and/or they could become subject to fines, sanctions or legal enforcement, including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us, which could have a material adverse effect on our business, financial condition and results of operations.

We and our subsidiaries are in compliance with applicable anti-bribery and anti-corruption laws, rules and regulations, including policies regarding government officials and other high-risk stakeholders. Despite the fact that our subsidiaries undergo regulatory supervision related to these issues and that neither we nor our subsidiaries have been subject to fines or other penalties, or suffered business or other reputational impact due to alleged money laundering, anti-bribery and anti-corruption activities, there can be no assurance that our internal policies and procedures or the internal policies and procedures of our subsidiaries will be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by our affiliates, employees, directors, officers, partners, agents and service providers. We may, in the future, discover instances in which we have failed to comply with applicable laws and regulations or internal controls. If any of our affiliates, employees, directors, agents, officers, partners, agents and services providers or other persons with whom we conduct business engage in fraudulent, corrupt or other improper or unethical business practices or otherwise violate applicable laws, regulations or our own internal compliance systems, we or our subsidiaries could become subject to one or more enforcement actions by Peruvian or foreign authorities (including the U.S. Department of Justice) or otherwise be found to be in violation of such laws, which may result in penalties, fines and sanctions and in turn adversely affect our reputation, business, financial condition and results of operations.

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

Our risk management structure may not be fully effective.

Our objective is to fully incorporate the risk management process into all of our activities and the activities of our subsidiaries, developing and implementing methodologies, models and other tools for the measurement and control of risks, and looking to continuously improve them in order to mitigate the risks that we identify. However, there may be limitations to this risk management framework in foreseeing and mitigating all the risks to which we or our subsidiaries are subject, including credit, market and operational risks, among others, or those to which we may, in the future, become subject. If our risk management structure is not completely effective in adequately preventing or mitigating risks, we could suffer material unexpected losses, adversely affecting our financial condition and operating results.

Implementation of tax laws related to the global minimum tax may increase our subsidiaries’ tax liabilities, and, as a result, have a material and adverse effect on us.

In 2021, the Organization for Economic Cooperation and Development (“OECD”) published the draft Global Anti-Base Erosion Model Rules aimed at ensuring that multinational enterprises will be subject to a global minimum 15% tax rate. Governments around the world, including in jurisdictions in which our subsidiaries operate, are implementing changes to their tax laws and regulations to ensure such a global minimum tax. For example, The Bahamas announced in 2023 that it is considering possible options for a new corporate income tax regime to support its implementation of the OECD’s global minimum tax rules. Proposed options include a statutory 15% corporate income tax rate for in-scope multinational enterprises. In February 2024, the Prime Minister of The Bahamas communicated that it was the government’s goal to have a draft legislation for the implementation of OECD’s global minimum tax rules by the end of May 2024, which would then go through public consultation before being finalized for submission to Parliament. Any proposed legislation, if adopted, could result in an increase in tax liabilities for Inteligo Bank, which could have a material adverse impact on its business, financial condition and results of operations.

In addition, certain countries in which our affiliates are subject to tax, such as Spain, have proposed to implement the OECD’s global minimum tax rules. In 2023, the Spanish Ministry of Finance proposed legislation to adopt the undertaxed payment/profit rule (UTPR) of the OECD’s global minimum tax rules for taxable years beginning on or after December 31, 2024. The UTPR would apply to multinational groups with annual consolidated revenue of at least EUR 750 million. If implemented by the Spanish government, the UTPR could cause Inteligo Bank’s income in The Bahamas to be subject to tax under the UTPR even if The Bahamas does not implement its own corporate income tax.

Disruptive innovation by fintechs and insurtechs may result in increased competition, and as a result, have a material and adverse effect on our subsidiaries.

Although most fintech and insurtech companies are still in their early stages, and the level of adoption is relatively low compared to the traditional financial system, they represent a disruptive force that is transforming the financial and insurance landscape.

Failure by our subsidiaries to effectively anticipate or adapt to emerging technologies or changes in customer behavior could delay or prevent our access to new digital-based markets. Furthermore, the widespread adoption of new technologies, including payment systems, could require substantial expenditures to modify or adapt our existing products and services as we continue to grow our digital capabilities. As a result, our subsidiaries’ customers may choose to conduct business or offer products on alternative or emerging platforms. Such new technologies could negatively impact our investments in infrastructure, equipment, and personnel, or if our subsidiaries do not properly anticipate trends, render our existing investments in digital platforms moot. If our subsidiaries fail to adapt quickly, or at all, to changes in technologies or changes in customer behavior, it may have an adverse impact on our subsidiaries resulting from increased competition, which could have a material adverse effect on our financial condition and results of operations.

Transition to a low-carbon economy may have a material and adverse effect on our subsidiaries’ results of operations.

The shift towards a lower-carbon economy can create challenges and potential financial losses to us or our subsidiaries if not managed effectively. In the case of Interbank, borrowers in high-emitting sectors might face financial difficulties due to regulatory changes, technological disruptions, or changing consumer preferences. This could lead to loan defaults, impacting banks’ asset quality and profitability. Inteligo can face stranded assets in its investments in companies or assets heavily reliant on fossil fuels, which value could decrease as the transition progresses. In general, we might face higher operational costs due to regulatory changes not only related to climate risk disclosure or carbon pricing, but also to capital requirements related to climate risks, increasing compliance costs and potentially restricting lending activities. The overall impact can lead to decreased profitability and shareholder value.

Risks Relating to Peru

Economic, social and political developments in Peru, including political instability, social unrest, persistent inflation and unemployment, could have a material adverse effect on our businesses.

Substantially all of the operations and customers of our subsidiaries are located in Peru. Accordingly, our financial condition and results of operations will be dependent on the level of economic activity in Peru. Our financial condition and results of operations could be affected by changes in economic conditions (both domestic and international), policies of the Peruvian government (which has exercised and continues to exercise substantial influence over many aspects of the private sector) and by other economic and political developments in Peru, including devaluation, currency exchange controls, limits on interest rates, seizure of private property, financial regulation, inflation, economic downturns, corruption scandals, social unrest and terrorism, among others.

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

Furthermore, Peru has experienced political instability that has included a succession of regimes with differing economic policies and programs, followed by periods of stability. Beginning in 2018, Peru has suffered a series of government institutional crises due to, among other things, several corruption and political scandals involving prominent political figures, which have resulted in resignations and impeachment of various presidents since then.

Peru’s most recent presidential elections took place in April 2021. Following a run-off between the top contenders, José Pedro Castillo Terrones (Partido Político Nacional Perú Libre), a far-left candidate, and Keiko Sofia Fujimori Higuchi (Fuerza Popular), a center-right candidate, on June 6, 2021, Pedro Castillo was elected as Peru’s president and sworn in as President on July 28, 2021.

On December 7, 2022, Mr. Castillo announced his intention to dissolve the Peruvian Congress and to intervene in, among others, the Peruvian judicial branch and Superior Court. Mr. Castillo’s actions were deemed to constitute an attempted coup, which led to his impeachment and arrest. According to the Peruvian Constitution, Mr. Castillo was succeeded by his then vice-president, Dina Boluarte.

Furthermore, on early 2024, the Peruvian Prosecutor’s Office informed the beginning of preliminary investigations to President Boluarte for an alleged illicit enrichment, which led to the filing of motions intending to impeach the President, but the motions did not obtain the required votes to being admitted to debate in the Congress. Moreover, the mass violent protests in several regions of the country following former President Castillo’s impeachment in December 2022, together with the political uncertainty over the past years have raised concerns about the ability of the government to implement long-term and consistent economic and social policies required to combat social and economic issues in the future, including those designed to promote economic growth and to counteract the impact of the COVID-19 pandemic. The government’s failure to address and alleviate these concerns could result in rating agencies downgrading Peru’s sovereign debt rating, which in turn could affect our rating and materially impact our business and operations.

In the past, previous governments have imposed controls on prices, exchange rates, local and foreign investment and international trade, restricted the ability of companies to dismiss employees, expropriated private sector assets and prohibited the remittance of profits to foreign investors. Most recently, former President Vizcarra was known for pursuing business-friendly and open-market economic policies, which remained in place during former President Sagasti’s term, while former President Castillo was known for having proposed certain tax, fiscal, financial and economic restrictions in line with his party’s left-leaning agenda. Given current political conditions in Peru, there is no certainty on what kind of policies President Boluarte will pursue, or whether those policies will be business-friendly and directed at open-market economic policies that stimulate economic growth and stability during her term. Such political uncertainty, and any future policies that might be implemented by the Peruvian government and/or any action taken by the Peruvian Congress could impact interest rates and currency volatility, as well as adversely and materially affect the Peruvian economy, which could have a material adverse effect on our financial condition and results of operations. See “—Potential exchange controls implemented by the Peruvian government could adversely affect our ability to pay dividends and have a material adverse effect on our financial condition and results of operations.” In addition, economic, social and political developments in the region may have an adverse effect on Peru’s economy.

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

As the Peruvian banking system is still partially dollarized, with 26.9% of gross loans and 33.6% of deposits denominated in U.S. dollars as of December 31, 2023, devaluation of the sol against the U.S. dollar could have a negative impact on the ability of Interbank’s clients to repay loans and make premium payments.

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

There can be no assurance that the Peruvian government will not institute restrictive exchange rate policies in the future. Any such restrictive exchange rate policy could have a material adverse effect on our subsidiaries’ business, financial condition and results of operations and adversely affect their ability to repay debt or other obligations and therefore restrict their access to international financing.

Volatility in exchange rates may also result in significant competitive benefits to certain of our subsidiaries’ competitors who incur a greater part of their costs in other currencies than our subsidiaries’ do or increase our subsidiaries’ hedging costs and limit our subsidiaries’ ability to hedge their exchange rate exposure.

Any dividends paid to us by Interbank, Interseguro, Inteligo SAB and Izipay will be paid in soles. Peruvian law does not impose any restrictions on the ability of companies having operations in Peru to transfer foreign currencies from Peru to other countries, except for restrictions applicable to companies that have been convicted or have admitted to and/or acknowledged committing crimes against the Peruvian public administration or money laundering or equivalent crimes, as set forth in Law No. 30737 (a law that provides for the compensation of the governmental entity in cases of corruption and other crimes) and Urgency Decree No. 003-2017 (Urgency Decree to Ensure Continuity of Public Utility Investment Projects and Safeguard Compensation to the State in Cases of Corruption), which restricts the transfer of both local and foreign currency abroad. Except for the restrictions set forth in such regulations, companies having operations in Peru may freely transfer foreign currency from Peru to other countries. If the Peruvian government were to implement restrictive exchange rate controls in the future, we might be obligated to seek an authorization from the Peruvian government to make dividend payments. We cannot assure holders of our common shares that such an authorization would be obtained. Any such exchange rate restrictions or the failure to obtain such an authorization could materially and adversely affect our ability to pay our shareholders.

Increased inflation in Peru could have an adverse effect on the Peruvian long-term credit market as well as the Peruvian economy generally and, therefore, on our financial condition and results of operations.

In the past, Peru has suffered through periods of high and hyper-inflation, which has materially undermined the Peruvian economy and the government’s ability to create conditions that support economic growth. In response to increased inflation, the Central Reserve Bank of Peru, which sets the Peruvian basic interest rate, may increase or decrease the basic interest rate in an attempt to control inflation or foster economic growth. Increases in the base interest rate could adversely affect our results of operations, increasing the cost of certain funding. Additionally, a return to a high inflation environment would also undermine Peru’s foreign competitiveness, with negative effects on the level of economic activity and employment, while increasing our operating costs and adversely impacting our operating margins. As of December 31, 2023, the rate of inflation was 3.24%, compared to 8.46% in the year ended December 31, 2022, and, in its latest estimate, as of December 22, 2023, the Central Reserve Bank of Peru has estimated Peru’s inflation to be 2.2% in 2024.

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

The 2008 and 2009 global financial and economic crisis, principally driven by the subprime mortgage market in the United States, substantially affected the international financial system, including Peru’s securities market and economy. Additionally, the debt crisis in Europe, which began with the financial crises in Greece, Spain, Italy and Portugal, reduced the confidence of foreign investors, which caused volatility in the securities markets and affected the ability of companies to obtain financing globally. Doubts about the pace of global growth, particularly in the United States, contributed to already weak international growth in 2011, 2012 and 2013. Moreover, Brexit and regional developments in China and other Asian countries, as well as the market turmoil generated by the recent bank failures in the United States, and the emergency sale of Credit Suisse have contributed to increased volatility and uncertainty in a number of financial markets. In addition, the announcement of rate increases by the U.S. Federal Reserve, the trade war between the United States and China, and, while our direct exposure to Russia is limited, Russia’s large-scale continued military invasion of Ukraine, the military conflict between Israel and Hamas, among other factors, had an impact on the Peruvian economy by adding inflationary pressures, including in respect of high food and energy prices. Moreover, the high inflation combined with the interest rate increase by the Federal Reserve of the United States have impacted our liquidity in the capital markets.

Any interruption to the recovery of the developed economies, the continued effects of the global crises, a worsening or resurgence of the debt crisis in Europe, a new geopolitical tension in Europe resulting in economic and/or financial crisis, or new bank failures in the United States, Peru or other countries, or a combination of the above, could affect the Peruvian economy, and consequently, materially adversely affect our business. Our business is particularly sensitive to economic and market conditions which affect products of various export industries, including textile, fishing, and agriculture. In addition, we are active in the real estate sector, which can also be highly sensitive to macroeconomic developments. Although we have relatively little exposure to the mining sector, a decline in commodity prices could negatively affect the Peruvian economy as a whole. Any increase in the number of delinquencies or defaults would result in higher levels of non-performing assets and provisions for loan losses, which could have a material adverse effect on our financial condition and results of operations.

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

In 2023, traditional exports, in particular mineral products, fishing products, agricultural products and petroleum and its derivatives, represented 72.3% of Peru’s total exports compared to 71.9% in 2022, according to figures by the Central Reserve Bank of Peru. A decline in commodity prices in the international markets, especially traditional minerals which represented 63.3% and 57.3% of exports by value in 2023 and 2022, respectively, may have an adverse impact on government finances, which could affect both investor confidence and the sustainability of government expenditure and social programs. Thus, a decline in commodity prices could, ultimately, affect the political environment in Peru, especially as regional and local governments are particularly reliant on tax revenue from mining concerns. By potentially affecting private sector demand and investor confidence, lower commodity prices could also affect the banking and insurance sector, leading to, for example, lower credit demand, deteriorating asset quality and currency devaluation. A decline in commodity prices could also materially affect the finances of some of our clients that rely on revenue from natural resources.

The market volatility generated by distortions in the international financial markets may affect the Peruvian capital markets and the Peruvian banking system.

The global financial and economic crisis of 2008 and 2009, and more recently, the COVID-19 pandemic and the market turmoil generated by the recent bank failures in the United States and the emergency sale of Credit Suisse, adversely affected and increased the volatility of the performance of the Lima Stock Exchange. The Lima Stock Exchange was downgraded from an “emerging market” to “frontier market” in September 2020, which may in the future affect trading activity in the Peruvian capital markets. In recent years, the Lima Stock Exchange has experienced increased participation from local and international retail investors that react rapidly to the effects from international markets. The general index of the Lima Stock Exchange increased by 1.4% in 2021, by 1.0% in 2022 and by 21.7% in 2023. Volatility in the international markets may adversely affect the Peruvian capital markets and could therefore impact our ability to raise funds from local capital markets at a level necessary to fund our operations.

Although the Peruvian banking system has not experienced any significant liquidity problems in recent years, primarily because the major source of funds for local banks, including Interbank, is represented by the deposit base, future market volatility may affect do so. The occurrence of such volatility could have a material adverse effect on our financial condition and results of operations.

The operations of Interbank, Interseguro, Interfondos, Inteligo SAB and Izipay could be adversely affected by earthquakes, floodings or other natural disasters, such as the “El Niño” phenomenon, which causes a warming of temperatures in the Pacific Ocean, resulting in heavy rains off the coast of Peru, among other locations.

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

The Peruvian government regularly implements changes to its tax regulations and interpretations. Potential changes may include modifications in the taxable events, the taxable bases or the tax rates, or the enactment of temporary taxes that, in some cases, could become permanent taxes. The Peruvian government has introduced several changes related, among others, to thin capitalization rules (which prevents companies from deducting interest for tax purposes when certain thresholds are exceeded) and to the general anti-avoidance rule or GAAR (which entitles the tax and customs national superintendency to challenge the taxation of certain transactions with a substance-over-form criteria).

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

Dollarization generally refers to the degree to which the U.S. dollar has displaced the local currency in the economy. Despite the positive effect that it may have on reducing cross-border transaction costs and preserving purchasing power, the dollarization of the Peruvian economy has also hampered monetary policy by undermining the Central Reserve Bank of Peru’s ability to control the money supply. Despite the government’s policies and efforts to “solarize” the economy, which have been adopted in the past, the high degree of dollarization of the economy affects the Peruvian financial system by forcing the Central Reserve Bank of Peru to establish high levels of reserve requirements in U.S. dollars while also adding a risk to participating banks’ statements of financial position, including Interbank. An appreciation of the U.S. dollar poses a risk to us and a systemic risk to the Peruvian financial system because of the levels of U.S. dollar-denominated assets and liabilities in the Peruvian financial system. This risk comes from the potential imbalance that a bank’s clients may experience when borrowing in U.S. dollars and earning in soles. As a result, the SBS has been enacting rules aimed to make banks capable of identifying clients with potential imbalances and establishing reserves if necessary.

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

An active and liquid market for our common shares may not be maintained. Active, liquid trading markets generally result in lower price volatility and respond more efficiently to orders from investors to purchase or sell securities. Liquidity of a securities’ market is often a function of the volume of the underlying shares that are publicly-held by unrelated parties. Our common shares are listed on the Lima Stock Exchange, which is generally a less liquid trading market than the New York Stock Exchange (“NYSE”). Moreover, on March 31, 2023, IFS’ shareholders have approved the creation of a share repurchase program for an amount of up to U.S.$100 million of our common shares which is ongoing and has reduced the amount of our common shares available for trading and thus their liquidity.

In addition, investing in securities traded in emerging market countries, such as Peru, frequently involves a greater degree of risk when compared to investments in securities of issuers located in international securities markets with more stable economic, political and/or regulatory conditions and are generally considered being more speculative in nature.

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

The trading price of our common shares may fluctuate substantially and may be higher or lower than the price holders of our common shares pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause holders of our common shares to lose part or all of their investment in our common shares. The factors that could cause fluctuations include, but are not limited to, the following:

•

overall price and volume fluctuations affecting the stock exchanges on which our common shares are listed, including financial market volatility as a result of Russia’s continued large-scale military invasion of Ukraine or the military conflicts between Israel and Hamas;

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

As of December 31, 2023, our controlling shareholder (Intercorp Peru) owned, directly and indirectly, 71.44% of our outstanding capital stock (including treasury stock). Actions by Intercorp Peru with respect to the disposition of any of our common shares that it beneficially owns or the perception that such actions will occur, may negatively affect the trading price of our common shares.

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

We are a corporation organized under the laws of Panama, and the majority of our subsidiaries’ operations are in Peru. Substantially all of our directors, officers and certain of the experts named herein reside outside the United States, and all or substantial portions of our assets are located outside the United States. As a result, it may not be possible for holders of our securities to effect service of process within the United States upon such persons or upon us, including with respect to matters arising under the federal securities laws of the United States, or to enforce against such persons or against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or other laws of the United States or any State thereof.

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

Based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, relevant market and shareholder data and our current business plans, we believe that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes with respect to our 2023 and current taxable years, and we do not anticipate becoming a PFIC in the future. Characterization as a PFIC could result in adverse U.S. tax consequences to holders of our common shares if they are U.S. investors. Certain elections may be available to mitigate the consequences if we are treated as a PFIC for U.S. federal income tax purposes. See “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Companies” included elsewhere in this Annual Report on Form 20-F.

One or more of our subsidiaries could be classified as a PFIC for U.S. federal income tax purposes.

As discussed in more detail in “Taxation—United States Federal Income Tax Considerations,” U.S. investors may face unique U.S. tax issues from indirectly owning interests in a PFIC that may result in adverse U.S. tax consequences to them. See “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Companies” included elsewhere in this Annual Report on Form 20-F.

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

We are the majority owner and controlling shareholder of our subsidiaries, Interbank, Interseguro, Inteligo and Izipay, which comprise our banking, insurance, wealth management and payments segments, respectively. We are responsible for coordinating, supervising and establishing their strategy and management policies. In 2007, we conducted an initial public offering of our common shares publicly in Peru and privately outside of Peru. Our parent company is Intercorp Peru, a holding company for a group of companies operating mainly in Peru under the name “Intercorp”. Intercorp Peru’s main subsidiaries include our company and Intercorp Retail. Intercorp Retail acts as a holding company for the retail and real estate operations of Intercorp Peru in Peru. As of December 31, 2023, Intercorp Peru owned, directly and indirectly, 71.44% of IFS’ capital stock (including treasury stock).

Interbank is an open-stock corporation (sociedad anónima abierta). Interbank was incorporated in Lima, Peru in 1897 and formerly conducted business under the names “Banco Internacional del Perú S.A.” and “Interbank”. In August 1994, as part of the government’s privatization efforts, 91% of Interbank’s share capital was acquired by Corporación Interbank, which subsequently transferred its holdings in Interbank to Intercorp Peru, a limited liability company organized under the laws of the Commonwealth of The Bahamas. After Interbank’s acquisition by Intercorp Peru in 1994, Interbank began conducting business under the name “Interbank” as part of a rebranding and modernization effort, and has become a leading universal bank in Peru. As of December 31, 2023, IFS held 99.30% of the capital stock of Interbank.

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

Interfondos is a corporation (sociedad anónima) that started operations in 1994. It is organized under the laws of Peru and is licensed by the SMV to operate in Peru and conduct mutual funds and investment funds management services.

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

Since 2008, we have delivered returns for our shareholders supported by a strong bottom-line generation. In 2022, we paid U.S.$202.0 million in dividends based on 2021 results. In 2021, we paid U.S.$88.9 million in dividends based on 2020 results. Furthermore, in November 2021, IFS agreed to distribute U.S.$75.0 million in extraordinary dividends, which were paid in December 2021 and based on retained earnings. In 2023, we paid U.S.$136.2 million in dividends based on 2022 results. In April 2024, we will pay U.S.$ 115.4 million in dividends based on 2023 results. In addition, our market capitalization has increased from U.S.$1.2 billion in 2007 to U.S.$2.5 billion as of December 31, 2023, based on a price of U.S.$21.95 per share, as reported by the NYSE on the same date.

On March 31, 2023, IFS’ shareholders have approved the creation of a share repurchase program for an amount of up to U.S.$100 million of our common shares. For details on the repurchases, see “Item 16E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

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

Overview

IFS is a leading provider of banking, insurance, wealth management services and payments for retail customers and commercial clients in Peru. Our purpose is to empower all Peruvians to achieve financial well-being. We have built a financial platform that is very focused on areas with a unique combination of our own key capabilities, coupled with potential for growth and profitability. We strive to (i) become the leading digital financial platform to provide profitable solutions with a clear strategic focus on key businesses, (ii) provide the best digital experience based on operational excellence and (iii) develop analytics, AI capabilities and the best talent as our competitive advantage.We manage our business in four segments, banking, insurance, wealth management, and payments, which complement each other and represent diversified sources of revenue. Our banking segment operates through our subsidiary Interbank, which is the second largest provider of consumer loans in Peru, according to the SBS. Interbank provides a full range of retail banking and commercial banking products, and services to individuals, large companies, and small and medium enterprises. Our insurance segment operates through our subsidiary Interseguro, which is the leading provider of annuities in Peru by premiums and one of the leading life insurance companies in the country according to the SBS. Interseguro provides a wide range of retirement, savings, life, unemployment and other insurance products mainly to retail customers. Our wealth management segment operates mainly through our subsidiaries Inteligo Bank, Inteligo SAB and Interfondos, which together provide wealth management, private banking, financing, brokerage, advisory and other investment services mainly to high-net-worth individuals. Finally, with our acquisition of the remaining 50% ownership interest of PMP and its subsidiary Izipay in April 2022, we have created our payments segment, through which we provide an end-to-end digital ecosystem of financial services and technology solutions to enable consumers, individual entrepreneurs, micro-merchants, small and medium-sized enterprises (SME), in Peru, make and process payments in a safe, seamless, digital, mobile first and affordable manner.

As of December 31, 2023, Interbank’s digital platform and distribution network provide to its 6.1 million customers, as well a potential market of more than 33.7 million Peruvians (total population of Peru), including an employed population of 17.2 million and 3.3 million businesses, with access to its products and services and a distinctive and convenient customer experience.

Our key strategic priority is to achieve digital excellence for our customers by providing them with a world-class, flexible and secure digital platform. We believe our digital transformation is vital to our continued growth and profitability, and for this reason we have been investing in developing the capabilities necessary to offer digital products and services to our customers. We aim to allow our customers to have a 100% digital relationship with us in an efficient and secure manner. We have also streamlined our physical presence by reducing the number of branches by approximately 47% since its peak in 2016, focusing on educating our customers in the use of our digital platform. We have substantially increased migration of low-value-added transactions to more efficient digital channels, and we have increased sales of products to existing customers, as well as increased new customer acquisition of which 53% are being acquired digitally or “born-digital” as of December 31, 2023.

The following table shows the evolution of our reported net profit, dividends, ROE and ROA and our adjusted net profit, adjusted ROE and adjusted ROA (if any), from 2021 through 2023:

	For the years ended December 31,
	2023	2023	2022 (restated)(4)	2021

	(U.S. $ in millions)(3)	(S/ in millions)
Net profit	291.0	1,079.3	1,678.1	1,800.2
Adjusted net profit(1)	—	—	1,455.6	—
Dividends declared for the year(2)	115.4	427.4	511.8	751.5
ROE	—	11.3%	19.1%	19.3%
Adjusted ROE(1)	—	—	16.7%	—
ROA	—	1.2%	1.9%	2.0%
Adjusted ROA(1)	—	—	1.7%	—

(1)

Adjusted net profit, adjusted ROA and adjusted ROE for the year ended December 31, 2022 exclude other income of S/222.5 million from the fair value adjustment of the 50% ownership interest held by Interbank in Izipay before the acquisition of the remaining 50% equity interest in Izipay in April 2022 (See Note 1(d) to our Audited Annual Consolidated Financial Statements). Adjusted net profit, adjusted ROA and adjusted ROE are non-GAAP financial measures and should not be considered in isolation or as a substitute for net profit, ROA or ROE, or other performance measures. See “Presentation of Financial Information—Non-GAAP financial measures” and “Item 4. Information on the Company—Business Overview—Non-GAAP Financial Measures.” We did not adjust net profit, ROA or ROE for the years ended December 31, 2023 and 2021, respectively.

(2)

Dividends are declared and paid in U.S. dollars. Except for declaration and payment of extraordinary dividends, dividends declared for fiscal year 2023 will be paid in 2024, dividends declared in 2022 and 2021 were paid in 2023 and 2022, respectively; and amounted to U.S.$136.2 million and U.S.$202.0 million, respectively. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends and dividends policy”.

(3)	Amounts stated in U.S. dollars as of and for the year ended December 31, 2023 have been translated from soles at the exchange rate of S/ S/3.709 = U.S.$1.00.
(4)

Our consolidated financial information for 2022 was restated as a result of the first adoption of IFRS 17. We have not restated the comparative financial information for 2021 which is presented on an IFRS 4 basis, as previously reported. See Note 3.2 to the audited annual consolidated financial statements.

As of December 31, 2023, we had total assets of S/89.6 billion (approximately U.S.$ 24.2 billion), total gross loans of S/48.2 billion (approximately U.S.$ 13.0 billion), total deposits and obligations of S/49.2 billion (approximately U.S.$ 13.3 billion) and shareholders’ equity of S/10.0 billion (approximately U.S.$ 2.7 billion).

For the year ended December 31, 2023, our consolidated net profit was S/1,079.3 million as compared to S/1,678.1 million in 2022. Net profit deteriorated in 2023 mainly due to an increase of more than two-fold in impairment loss on loans, net of recoveries and 4.7% in other expenses. We operate the following four business segments:

•

Banking: Interbank is the second largest provider of consumer loans (retail loans other than mortgages) in Peru with a 22.2% market share in terms of total gross consumer loans outstanding as of December 31, 2023, according to the SBS. Interbank is the largest provider (among non-government owned banks) of payroll deduction loans to public sector employees with a 21.7% market share as of December 31, 2023, according to the SBS. Additionally, it is the second largest bank in Peru in terms of total consumer loans, the third in total deposit and the fourth in terms of outstanding retail mortgages, commercial lending and total assets, according to the SBS. Interbank has built one of the most convenient and extensive retail banking distribution networks in Peru including: online banking, mobile applications, 153 financial stores, 1,666 ATMs and 7,163 correspondent agents (including its external network of agents), as of December 31, 2023. Moreover, Interbank has developed state-of-the-art and user-friendly digital platforms to better serve its client’s needs.

As of and for the year ended December 31, 2023, Interbank represented 76.4% of our total assets.

For the 2023 fiscal year, Interbank declared a dividend of S/405.2 million (or, approximately U.S.$ 109.2 million) of which S/402.4 million (or, approximately U.S.$ 108.5 million) will be paid to IFS, which represents 69.4% of total dividends to be received by IFS.

With a significant focus on the emerging middle class, Interbank has a higher percentage of retail loans, which account for 56.0% of its total loan portfolio, compared to the banking system of 39.1% as of December 31, 2023.

Interbank’s CAGR in gross loans, and deposits and obligations between 2019 and 2023 was 6.6% and 6.7%, respectively. For the year ended December 31, 2023, Interbank reported a profit of S/856.1 million attributed to the increases of impairment loss on loans, which was partially offset by increases of 12.6% in net interest and 2.0% in net fee income from financial services. For the year ended December 31, 2023, Interbank’s ROE was 11.2%.

•

Insurance: Interseguro is the leading provider of annuities (excluding private annuities) in Peru, with a 27.9% market share as measured by total premiums collected during 2023, according to the SBS, and is one of the leading life insurance companies in Peru. In addition, Interseguro offers private annuities and individual life insurance, as well as low premium retail insurance products, including credit life, mandatory traffic accident insurance (“SOAT”), car insurance and credit card protection insurance, through a comprehensive multi-channel distribution platform which includes Interseguro’s sales force, which is a key component of Interseguro’s sales. Interseguro also distributes through Interbank, brokers and its own digital channels.

According to the SBS, in 2023, Interseguro was the largest insurance company measured by long term reserves, driven both by organic growth and the acquisition of Seguros Sura in November 2017, which both improved its ROE and doubled its asset size.

As of and for the year ended December 31, 2023, Interseguro represented 17.0% of our total assets.

For the 2023 fiscal year, Interseguro declared a dividend of S/150.0 million (or, approximately U.S.$40.4 million), which represents 25.9% of total dividends to be received by IFS. For the year ended December 31, 2023, Interseguro’s net profit was S/315.1 million and its ROE was 25.6%.

•

Wealth management: Inteligo is a provider of wealth management services, which includes banking, financing, brokerage and investing activities for high-net-worth individuals through three operating subsidiaries: Inteligo Bank, Inteligo SAB (brokerage) and Interfondos (mutual funds).

As of and for the year ended December 31, 2023, Inteligo represented 4.9% of our total assets.

For the 2023 fiscal year, Inteligo declared a dividend of U.S.$ 7.5 million, which represents 4.8% of total dividends to be received by IFS.

Inteligo’s CAGR in assets under management was 6.1% between 2019 and 2023. In addition, for the year ended December 31, 2023, Inteligo’s net profit was S/36.2 million and ROE was 4.0%.

•

Payments: Izipay is a payments company and provider of products and services related to payments acquirer, a correspondent bank and a credit cards processor. Moreover, it provides financial services and technology solutions that enable consumers, individual entrepreneurs, micro-merchants, SMEs, in Peru, to make and/or process payments in a safe, seamless, digital, mobile first and affordable manner. Izipay’s technology solutions allow it to (i) be full acquirer company, with a complete set of payment solutions through Point-of-Sale (“POS”) devices and e-commerce, (ii) provide a digital platform with proprietary solutions for business management such as self-check-out, split payments, product and inventory management, business reports, anti-fraud system and CRM, among others.

As of December 31, 2023, Izipay represented 1.3% of our total assets. For the year ended December 31, 2023, Izipay had consolidated revenues of S/815.9 million and consolidated net profit of S/33.1 million, and its ROE was 14.0%. For the fiscal year 2022, Izipay did not declare a dividend.

The following tables provide certain financial and other information about our four business segments for the period indicated.

	As of and for the year ended December 31, 2023
	Assets		Equity		Net Profit/(Loss)
	(S/ in millions)%		(S/ in millions)%		(S/ in millions)%
Banking	68,437.6	76.4%	8,056.7	80.5%	856.1	79.3%
Insurance	15,225.3	17.0%	438.1	4.4%	292.1	27.1%
Wealth management	4,374.3	4.9%	920.9	9.2%	36.2	3.4%
Payments	1,196.0	1.3%	249.4	2.5%	33.1	3.1%
Holding and eliminations(1)	391.6	0.4%	343.0	3.4%	(138.2)	(12.8%)

Total	89,624.8	100.0%	10,008.1	100.0%	1,079.3	100.0%

(1)	Holding and eliminations corresponds to expenses of IFS and elimination of intercompany transactions.

	As of and for the year ended December 31, 2023
	(S/ in millions)
	Net Profit/ (Loss)	Average total assets	ROA	Average total equity	ROE
Banking	856.1	68,007.9	1.3%	7,632.9	11.2%
Insurance	292.1	14,600.3	2.0%	339.0	86.2%
Wealth management	36.2	4,633.2	0.8%	895.6	4.0%
Payments	33.1	911.2	3.6%	235.4	14.0%
Holding and eliminations(1)	(138.2)	410.3	—	430.5	—

Total	1,079.3	88,562.9	1.2%	9,533.4	11.3%

(1)	Holding and eliminations corresponds to expenses of IFS and elimination of intercompany transactions.

The following table provides relevant information about dividends declared by each of our subsidiaries:

	SBS GAAP						IFRS
	Interbank			Interseguro			Izipay(1)			Inteligo Bank

	For the years ended December 31,
	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021

	(S/ in millions)									(U.S.$ in millions)
Net profit for the period(2)	900.5	1,171.7	1,200.5	315.1	202.8	303.6	33.1	41.1	—	7.6	(35.4)	71.5
Dividends declared(3)	405.2	585.8	600.2	150.0	100.0	201.9	—	—	—	7.5	—	52.5
Payout ratio	45.0%	50.0%	50.0%	47.6%	49.3%	66.5%	—	—	—	98.7%	—	73.4%

(1)	Reflects information for Izipay since the acquisition of the remaining 50% equity interest in Izipay in April 2022. Izipay did not pay dividends in 2023 and 2022.
(2)

For Interbank and Interseguro this information is calculated using SBS GAAP. This table is presented in this manner because Interbank and Interseguro pay dividends to us based on SBS GAAP and Izipay and Inteligo pay dividends to us on the basis of IFRS. The information is derived from stand-alone information from each entity, except for Izipay, which is derived from consolidated information.

(3)	Represents dividends for the fiscal year which are declared and paid in the following year.

The following tables provide certain financial and other information about our consolidated business:

	As of and for the year ended December 31,
	2023	2023	2022 (restated)(12)	2021

	(U.S.$ in millions)(1) (2)	(S/ in millions)(2)
Financial Position and Income Statement Items
Total assets	24,164.1	89,624.8	87,482.1	89,953.9
Total gross loans	13,008.7	48,249.2	47,025.4	44,688.2
Total deposits and obligations	13,261.8	49,188.2	48,530.7	48,897.9
Total equity, net	2,698.3	10,008.1	9,426.2	9,555.4
Net profit (attributable to IFS’ shareholders)	289.2	1,072.7	1,668.0	1,790.2
Other Information
Adjusted net profit (attributable to IFS’ shareholders)(3)	—	—	1,455.6	—

	As of and for the year ended December 31,
	2023	2022(restated)(12)	2021
Profitability Ratios
Net interest margin(4)	5.3%	5.0%	4.1%
Risk adjusted NIM(5)	3.0%	4.0%	3.7%
Efficiency ratio(6)	36.2%	34.6%	34.7%
ROA	1.2%	1.9%	2.0%
Adjusted ROA(3)	—	1.7%	—
ROE	11.3%	19.1%	19.3%
Adjusted ROE(3)	—	16.7%	—

	2023	2022	2021
Asset Quality and Capitalization
Past-due-loans as a % of total gross loans(7)	3.4%	3.0%	3.5%
Cost of risk(8)	4.1%	1.8%	0.9%
Core equity Tier 1 ratio of Interbank(9)	11.8%	12.0%	12.5%

	As of and for the year ended December 31,
	2023	2022	2021
Distribution Network and Customers
Financial stores	153.0	164.0	189.0
ATMs	1,666.0	1,554.0	1,581.0
Correspondent agents (includes external network)	7,163.0	5,672.0	5,825.0
Number of digital customers(10)	2,498,568.0	2,175,532.0	1,717,394.0
Percentage of digital users(10)(11)	75.3%	70.9%	65.1%

(1)	Amounts stated in U.S. dollars as of and for the year ended December 31, 2023 have been translated from soles at the exchange rate of S/ S/3.709 = U.S.$1.00.

(2)	Except for percentages and ratios and distribution and customer data.

(3)

Adjusted net profit, adjusted ROA and adjusted ROE for the year ended December 31, 2022 exclude other income of S/222.5 million from the fair value adjustment of the 50% ownership interest held by Interbank in Izipay before the acquisition of the remaining 50% equity interest in Izipay in April 2022 (See Note 1(d) to our Audited Annual Consolidated Financial Statements). Adjusted net profit, adjusted ROE and adjusted ROA are non-GAAP financial measures and should not be considered in isolation or as a substitute for net profit, ROE or ROA, or other performance measures. See “Presentation of Financial Information—Non-GAAP financial measures” and “Item 4. Information on the Company—Business Overview—Non-GAAP Financial Measures.” We did not adjust net profit, ROA or ROE for the years ended December 31, 2023 and 2021, respectively.

(4)	Net interest margin is defined as (x) net interest and similar income divided by (y) average interest-earning assets. See “Item 4. Information on the Company—Selected Statistical Information.”

(5)	Risk adjusted net interest margin is defined as net interest margin after impairment loss on loans, net of recoveries.

(6)

Efficiency ratio for years 2023 and 2022 is calculated by dividing (x) salaries and employee benefits plus administrative expenses plus depreciation and amortization by (y) net interest and similar income plus net fee income from financial services plus other income plus insurance income. Efficiency ratio for year 2021 is calculated by dividing (x) salaries and employee benefits plus administrative expenses plus depreciation and amortization by (y) net interest and similar income plus net fee income from financial services plus other income plus net premiums earned.

(7)	At end of period. See “Presentation of Financial Information—Loan Portfolio Data”.

(8)	Cost of risk is defined as impairment loss on loans, net of recoveries divided by average gross loans.

(9)	Calculated for Interbank only pursuant to SBS regulations.

(10)	In the month of December for each full year.

(11)	Percentage of digital users over total clients that interact with Interbank.

(12)

Our consolidated financial information for 2022 was restated as a result of the first adoption of IFRS 17. We have not restated the comparative financial information for 2021 which is presented on an IFRS 4 basis, as previously reported. See Note 3.2 to the audited annual consolidated financial statements.

Non-GAAP Financial Measures

In this Annual Report on Form 20-F, we use adjusted net profit, adjusted ROE and adjusted ROA. These measures are not calculated in accordance with IFRS and we collectively refer to these as non-GAAP financial measures. For more information, see “Presentation of Financial Information—Non-GAAP Financial Measures”.

The table below presents adjusted net profit, adjusted ROE and adjusted ROA on a consolidated basis and for each of our four business segments, if any, as of and for the year ended December 31, 2022. We did not adjust net profit, ROA or ROE for the years ended December 31, 2023 and 2021, respectively.

	As of December 31, 2022 (restated)(2)
	Net profit	Adjustment(1)	Adjusted Net Profit	Average total assets	ROA	Adjusted ROA	Average total equity	ROE	Adjusted average total equity	Adjusted ROE
Banking	1,374.1	—	1,374.1	67,172.4	2.0%	2.0%	6,937.6	19.8%	6,937.6	19.8%
Insurance	255.5	—	255.5	14,219.9	1.8%	1.8%	276.4	92.4%	276.4	92.4%
Wealth Management	(141.4)	—	(141.4)	5,275.1	(2.7%)	(2.7%)	1,037.5	(13.6%)	1,037.5	(13.6%)
Payments	41.1	—	41.1	465.6	8.8%	8.8%	157.3	26.1%	157.3	26.1%
Holding and eliminations	148.9	(222.5)	(73.6)	317.4	—	—	364.1	—	364.1	—

Total	1,678.1	(222.5)	1,455.6	87,450.3	1.9%	1.7%	8,772.8	19.1%	8,772.8	16.7%

(1)

Adjusted net profit of the holding and elimination segment, for the year ended December 31, 2022, is calculated excluding other income of S/222.5 million from the fair value adjustment of the 50% ownership interest held by Interbank in Izipay before the acquisition of the remaining 50% equity interest in Izipay in April 2022 (See Note 1(d) to our Audited Annual Consolidated Financial Statements). Adjusted net profit is a non-GAAP financial measure and should not be considered in isolation or as a substitute for net profit, or other performance measures. See “Presentation of Financial Information – Non-GAAP financial measures.”

(2)

Our consolidated financial information for 2022 was restated as a result of the first adoption of IFRS 17. We have not restated the comparative financial information for 2021 which is presented on an IFRS 4 basis, as previously reported. See Note 3.2 to the audited annual consolidated financial statements.

The following table reflects the reconciliation, if any, of adjusted net profit, adjusted ROE and adjusted ROA on a consolidated basis as of and for the year ended December 31, 2023, 2022 and 2021.

	For the year ended December 31,
	2023	2022(restated)(2)	2021

	(S/ in millions)
Net profit (A)	1,079.3	1,678.1	1,800.2
Gain on the fair value adjustment on the previously held ownership by Interbank in Izipay prior to acquiring control(1) (B)	—	(222.5)	—
Adjusted net profit (D) = (A) + (B)	—	1,455.6	—
Average total equity (E)	9,533.4	8,772.8	9,309.5
ROE (A) / (E)	11.3%	19.1%	19.3%
Adjusted average total equity (F)	—	8,728.3	—
Adjusted ROE (D) / (F)	—	16.7%	—
Average total assets (G)	88,562.9	87,450.3	90,231.7
ROA (A) / (G)	1.2%	1.9%	2.0%
Adjusted ROA (D) / (G)	—	1.7%	—

(1)	Management believes to be non-operating and/or non-recurring in nature.
(2)

Our consolidated financial information for 2022 was restated as a result of the first adoption of IFRS 17. We have not restated the comparative financial information for 2021 which is presented on an IFRS 4 basis, as previously reported. See Note 3.2 to the audited annual consolidated financial statements.

Market Opportunity

We believe that the potential growth of the Peruvian economy, the expanding middle class, the growth of private wealth creation in Peru, the low penetration of financial services and the well-capitalized and profitable Peruvian financial system offer significant opportunities to accelerate our digital transformation and growth in deposits and loans, enabling us to efficiently acquire and serve more clients, while providing distinctive and convenient customer service and greater access and inclusion to financial services to previously underserved Peruvians.

Solid macroeconomic fundamentals

The effects of the COVID-19 pandemic led to a GDP contraction of 10.9% in 2020 in Peru (compared to contractions of 7.3% in Colombia, 6.1% in Chile, 8.7% in Mexico, 3.3% in Brazil, 7.8% in Ecuador, 6.3% in Uruguay, 0.8% in Paraguay, 8.7% in Bolivia and 9.9% in Argentina). Peru’s GDP growth rate was 13.4% in 2021 (compared to growth rates of 11.0% in Colombia, 11.7% in Chile, 5.8% in Mexico, 5.0% in Brazil, 4.2% in Ecuador, 5.3% in Uruguay, 4.0% in Paraguay, 6.1% in Bolivia and 10.7% in Argentina). In 2022, Peru’s GDP increased 2.7% (compared to growth rates of 7.3% in Colombia, 2.4% in Chile, 3.9% in Mexico, 2.9% in Brazil, 2.2% in Ecuador, 4.9% in Uruguay, 0.1% in Paraguay, 3.5% in Bolivia and 5.0% in Argentina). For the year ended December 31, 2023, Peru’s GDP contracted by 0.6% (compared to growth rates of 0.6% in Colombia, 2.9% in Brazil, and 3.2% in Mexico).

The Peruvian government’s prudent management of the economy, conservative fiscal policy, coupled with the Central Reserve Bank of Peru’s cautious management of inflation and international reserves have contributed to economic development, increased internal consumption and strong macroeconomic fundamentals, including low levels of public debt, low inflation, low fiscal deficit and high levels of international reserves. However, 2022 continued to be characterized by global inflationary pressures that have resulted in an inflation rate above the Central Reserve Bank of Peru’s target and led to higher inflation expectations for 2023. During 2023, the tightening of monetary policy resulted in a trend of lower inflation, and Peru had a rate of 3.2% for inflation during the year. In its most recent forecast as of December 22, 2023, the Central Reserve Bank of Peru has estimated for Peru a 2.3% inflation rate for 2024 and a real GDP growth of 3.0% for 2024.

Nevertheless, Peru’s strong track record of macroeconomic policy credibility, consistency and ability to adapt to changes has helped it to achieve investment grade ratings of Baa1 by Moody’s Investor Service (“Moody’s”), BBB by Fitch Ratings Ltd. (“Fitch”) and BBB by Standard & Poor’s Rating Services (“S&P”) as of December 31, 2022. However, in December 2022 and January 2023, S&P, Fitch and Moody’s have changed Peru’s credit outlook to negative from stable due to higher political risk.

Evolution of the middle class and affluent population

The core of our customer base is Peru’s middle class and affluent population. According to the World Bank, GDP per capita in U.S. dollars has grown from U.S.$5,194 in 2010 to U.S.$7,125 in 2019 but retreated to U.S.$6,304 in 2020 due to the impact of the COVID-19 pandemic, however, 2022 showed a recovery to U.S.$7,125, according to the World Bank.

For 2023, Peru had a total population of 33.7 million according to the Instituto Nacional de Estadística e Investigación (INEI), and according to the Asociación Peruana de Empresas de Investigación de Mercados (APEIM), Peru’s middle and upper socioeconomic segments (segments A, B and C) have remained stable representing 42.1% of the population by 2023, compared to 42% in 2010. This information however may be impacted by the current challenging economic conditions in Peru during 2023. We believe that a growing middle class and affluent population creates a greater need for financial services, particularly for increasingly sophisticated banking. These growing socioeconomic segments in the long term support growth and profitability across our business.

Low financial services penetration

We believe that growth potential in Peru’s financial services sector continues to be significant. Despite the sustained recent growth of 5.2% CAGR in total gross loans between 2019 and 2023, banking penetration in Peru, measured as the ratio of loans-to-GDP, was 35.0% as of December 31, 2023, according to the SBS and the Central Reserve Bank of Peru. This represents a decline over the 38.0% registered as of December 31, 2022 and is mainly explained by the base effect resulting from lower balances of Reactiva Perú loans in 2023 as compared to 2022. Similarly, according to industry sources, insurance penetration in Peru, measured as the ratio of premiums-to-GDP as of December 31, 2023, is estimated to be 2.0%, which is lower than the average ratio of 3.0% for the group of peer countries in Latin America, and less than the ratio of 3.8% for Chile.

Well-capitalized financial system

As a result of sound regulation and prudent management, the Peruvian financial system is well-capitalized, according to figures published by the SBS. Gross loans in the Peruvian banking system (measured in soles) have grown at a CAGR of 5.2% between December 31, 2020 and December 31, 2023, while the system’s asset quality has remained within healthy levels with a ratio of past-due loans as a percentage of total gross loans of 4.3% and a ratio of impairment provisions for loans as a percentage of past-due loans of 2.9% as of December 31, 2023, according to the SBS. Capitalization of the Peruvian banking system has consistently been well above regulatory requirements with a total capital ratio of 16.4% as of December 31, 2023, according to the SBS. Interbank’s capitalization ratio was 15.5% and Interseguro’s regulatory solvency ratio was 127.1%, according to the SBS as of December 31, 2023. Furthermore, Peru’s banking industry has been historically profitable, with a 14.4% ROE for the year ended December 31, 2023.

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

Due to improved technology, banks are now able to offer a better value proposition to their customers that include better solutions with features in our digital platforms tailored to the customer’s needs, contextual banking (whereby the customer is offered a connected banking experience, including tailored product offerings), enhanced 24-hour customer support and access and faster approval and response times, all at a lower per capita cost. Additionally, banks are now able to reach a broader base of customers both in terms of income levels and geographic locations and will be able to gradually offer them more products and services and make them a part of the banked segment of the Peruvian population, which constitutes a very important growth opportunity in the country.

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

Leading financial services provider focused on retail customers and highly attractive businesses

We target retail customers and growing and profitable businesses in Peru. We have highly recognized and trusted brands in each of our segments, such as Interbank in banking, Interseguro in insurance, Inteligo in wealth management and Izipay in payments. Within our banking segment, Interbank focuses primarily on retail banking, where we believe we can obtain higher profitability, with 56.0% of its loan portfolio constituting retail loans, compared to 39.1% for the Peruvian banking system, as of December 31, 2023, according to the SBS. Interbank is the second largest provider of consumer loans among banks in Peru, with a 22.2% market share as measured by gross consumer loans as of December 31, 2023, compared with 24.7% for BCP, 14.5% for Scotiabank and 16.8% for BBVA. Interbank is also the largest privately-owned bank provider of payroll deduction loans to public sector employees, with a 21.7% market share by payroll deduction loans, in each case as of December 31, 2023.

We believe that our focus on the retail market has allowed Interbank to obtain a higher profitable business than the banking system on average. This higher profitability is driven by a balanced consumer loan portfolio where two of our most profitable products are credit cards and payroll deduction loans. Interbank has the highest net interest margins when compared to the three largest banks in Peru, due to its higher weighting in retail banking and consumer loans when compared to its peers. Low delinquency rates on our payroll deduction loans reduce the overall credit risk exposure of our consumer loans portfolio.

Interbank’s gross financial margin to average earning assets was 5.5% as of December 31, 2023, 60 basis points higher than December 31, 2022. Interbank’s commercial banking business serves a range of clients spanning large corporates, mid-corporates and small-sized and medium-sized companies (“SMEs”). Interbank continues to focus on increasing our market share in mid-corporates and SMEs while maintaining our large corporate business with a profit-oriented approach. We believe that these segments will continue to provide additional growth opportunities in the coming years. Moreover, Interbank’s overall commercial loan portfolio provides us with a lower risk component that balances its total loan portfolio.

We believe that Interseguro provides us with a fast-growing and profitable business. In our insurance segment, Interseguro is the leading provider of annuities in Peru, despite the effect of the COVID-19 pandemic and the economic and political uncertainty in Peru during the last three years, with a market share of total annuities (excluding private annuities) of 27.9% as measured by premiums collected for the year ended December 31, 2023, according to the SBS. We focus on the middle class and affluent population in Peru, a segment we believe is substantially underpenetrated in insurance services. During April 2016, the Peruvian Congress enacted a law that allowed retirees to withdraw up to 95.5% of their accumulated capital in cash in their mandatory pension account upon retirement, resulting in a significant reduction of retirement annuities sold by Peruvian insurance companies, including Interseguro. In this context, in order to keep its position as a leading provider in annuities, in 2016, Interseguro launched its private annuities product which allows retirees to receive a fixed income either for life or a fixed period. As of the date of this Annual Report on Form 20-F, most of the customers of private annuities and their funds originate from retirees who choose to buy a product from an insurance company rather than from a private pension fund. Interseguro is also a leading provider of life insurance and we believe this market provides an additional opportunity for growth. Finally, the company’s digital channels are taking a leading role inside the company’s structure.

Within our wealth management segment, we believe Inteligo is well positioned to capture an increasing share of the number of high-net-worth clients. Inteligo’s CAGR in assets under management was 6.1% between December 31, 2019 and December 31, 2023. We believe that both Inteligo’s position as a provider of tailored wealth management services and its ability to provide its customers with both local and international investment products will help increase its share of wallet among high-net-worth individuals, while delivering high levels of growth and profitability.

Within our payments segment, we believe Izipay is built on a strong foundation designed to drive growth and differentiate us from our competitors. We believe that our competitive strengths include (i) our payments platform connecting merchants and consumers enables Izipay to offer unique end-to-end product experiences while gaining valuable insights into how customers use our platform as well as providing for digital and POS transactions while being both technology and platform agnostic; (ii) our national scale which helps us to drive organic growth, as shown by the increase of total merchant in Peru from 0.7 million in April 2022, when Izipay became our consolidated subsidiary, to 1.3 million as of December 31, 2023. During the year ended December 31, 2023, Izipay processed S/57.3 billion in monetary transactions; and (iii) the building and strengthening of the brand Izipay.

Track record of sustained growth supported by our strong and growing market share and high profitability

Our strong track record of growth is supported by our increased market share, improvements in efficiency, and high profitability across our business segments. At Interbank, we have gained significant market share over the years. Our market share in total gross loans has increased from 9.4% in 2007, 11.1% in 2015, to 13.3% in 2023, while our market share in total deposits has grown from 9.3% in 2007, 12.1% in 2015, to 13.5% in 2023. Interbank is focused primarily on retail banking because it believes that it presents significant growth opportunities and higher profitability. In retail banking, Interbank’s outstanding retail loans, including consumer and mortgage loans, increased 7.9% between December 31, 2022 and December 31, 2023, as compared to the 6.3%

increase registered for the Peruvian banking system, according to the SBS. Interbank’s market share was 22.2% in consumer loans in December 2023, the second largest in the market. In the same period, Interbank has held a strong position across retail products, with market share of 18.8% and 19.1% of total retail loans in Peru as of December 31, 2022 and December 31, 2023, respectively, according to the SBS. With respect to mortgage loans in Peru, Interbank’s market share increased from 15.4% as of December 31, 2022 to 15.5% as of December 31, 2023, according to the SBS. Interbank’s annualized ROE for the year ended December 31, 2023 was 11.2% and its annualized ROA for the year ended December 31, 2023 was 1.3% below the banking system. As a result of the economic impact of the pandemic, in addition to public health measures, the Peruvian government adopted measures to generate monetary and fiscal stimulus and alleviate the financial stress on households and companies, including the provisions for partial withdrawals from CTS accounts, as well as partial withdrawals from the pension fund accounts, loan rescheduling measures and a S/60 billion credit guarantee program (“Reactiva Perú”). In this context, our participation in the Reactiva Perú program allowed us to start new business relationships with clients from the mid-corporate and SME segments. Although from 2019 to 2023 the commercial banking division at Interbank also grew faster than the Peruvian banking system, Interbank’s as repayment of Reactiva loans accelerated in line with the economic recovery, our outstanding commercial loans declined 1.9% between December 31, 2022 and December 31, 2023, as compared to the 6.1% decrease registered for the system, according to the SBS.

Interseguro’s positioning in the industry increased, with market shares in annuities by premiums (excluding private annuities) of 22.7% in 2007, 24.5% in 2015 and 27.9% in 2023. Additionally, during the past five years Interseguro’s market share in the individual life insurance policies in Peru has grown from 10.3% in 2019 to 17.4% in 2023. During the period spanning from 2019 to 2023, Interseguro’s ROE averaged 22.5% compared to 17.4% for the Peruvian insurance industry, both according to the SBS. Interseguro’s ROE was 25.6% for the year ended December 31, 2023, according to the SBS.

Inteligo’s assets under management grew at a CAGR of 6.1% between 2019 and 2023. Similarly, net profit declined between December 31, 2019 and December 31, 2023, due to negative mark-to-market valuation of the proprietary portfolio. Inteligo’s ROE averaged 5.7% for the three-year period ended December 31, 2023. Inteligo’s ROE was 4.0% for the year ended December 31, 2023.

Izipay’s total monetary transactions reached S/57.3 billion for the year ended December 31, 2023. Izipay is one of the leaders in the physical card payment business in Peru.

Digital financial services platform with rapidly increasing levels of adoption

Interbank is working hard to reshape the banking space in Peru, creating a new digital experience driven on convenience and simplicity. Although Interbank believes physical channels are still necessary in an underpenetrated financial system like Peru’s, its digital platform has substantially increased its customers’ interactions with Interbank and provided it with new business opportunities to build on consumer loyalty and cross-sell services, as well as accelerate new customer acquisition and inclusion of previously underserved segments of the population, including individuals, entrepreneurs and micro-business.

Interbank’s agile digital solutions framework has allowed it to effectively capture the opportunities resulting from increased digitalization and changes in consumer behavior since the COVID-19 pandemic. Interbank has a broad and evolving offering of digital products and services for existing and new clients, enabling them to get the products and services they want, when they want them, and how they want them. In 2021, we launched digital payments and credit solutions such as the capability to pay with quick response codes (“QR Codes”) and access credit card information for online purchases, as well as the ability to apply and obtain personal loans and credit cards directly through Interbank’s mobile application.

Interbank believes its digital platform is one of its competitive advantages and it has driven an increase in its market share. The migration of customer interaction from physical channels, like financial stores and contact centers to digital channels, continued to grow in 2023. In December 2023, 90.2% of the customers who interacted with Interbank did so digitally, up from 87.3% in December 2022. Similarly, as of December 31, 2023, we have identified 2.5 million customers as digital customers, as compared to 2.2 million customers or an increase of 14.9% compared to 2022. Furthermore, digital customer acquisition, or clients that were ‘born digital’, reached approximately 48,300 users as of December 31, 2023, or 53% of new individual retail clients, while self-service transactions increased from 77.3% in 2022 to 82.2% in 2023.

In line with our digital strategy, our digital sales accounted for 63.0% and 63.6% of total sales that took place in the months of December 2023 and December 2022, respectively. Similarly, digital credit card sales, accounted for 37.2% and 30.8% of total credit card sales in the months of December 2023 and December 2022, respectively. Digital saving accounts sales have also experienced an upward and sustained trend, representing 71.7% and 69.1% of total saving accounts sales in the months of December 2023 and December 2022, respectively. Likewise, the number of digital self-service retail customers increased significantly, representing 82.2% of our total customers as of December 2023, compared to 77.3% as of December 2022.

In commercial banking, Interbank developed its digital capabilities for SME and corporate clients, by (a) enhancing our value-added proposition and features in its digital platforms and (b) improving the performance and cybersecurity of its systems. Interbank also believe that the upgrades to core platforms for business banking during 2023 should enhance its performance and allow it to create and launch new products and features on a faster basis.

Moreover, in January 2020, Interbank, in collaboration with BBVA and Scotiabank, launched Plin, which consists of a shared directory to enable person to person (“P2P”) and person to microbusiness (“P2MB”) payments among enrolled customers of any of the participant institutions using the customers’ cellphone numbers or individual QR codes as identifiers. These payment capabilities are available in real time and 24/7 and make payments which are instantly available to the recipient of the payment. In 2023, the amount of total enrolled users in Plin grew from 9.8 million to 14.2 million. As of December 31, 2023, our share of Plin enrolled users increased from 44.6% to 46.0%.

The Central Reserve Bank of Peru has encouraged an integration of Plin with Yape, another digital wallet available in Peru, created by the Banco de Crédito del Peru. The first phase of interoperability among these digital wallets and among banks in Peru has started in April 2023, and it increased the payment capabilities between accounts of different digital wallets and their use by customers. The increase in interoperability assists the inclusion of more Peruvians into the financial system, reducing the use of cash, which continues to be high in Peru, while increasing the use of Interbank’s own payment solutions. The number of transactions operated by Interbank, has increased to 29.1 million in December of 2023 compared to 8.8 million in April of 2023 (pre-interoperability).

In 2021, Interbank accelerated the growth of Tunki, its mobile application targeting unbanked and underbanked consumers and micro-merchants focused on P2P and P2MB transactions In May 2023, Interbank combined Tunki with the payment solutions of Izipay to launch IzipayYa, a solution targeting micro-merchants with interoperable QR codes and same-day availability of cash. IzipayYa aims to be the preferred solution for merchants for their payment collections through a comprehensive value proposition designed specifically for this segment. As of December 31, 2023, the number of merchants Interbank serves with IzipayYa was 747 thousand compared to 554 thousand served by Tunki as of December 31, 2022.

In 2022 and 2023, Interbank focused on two key aspects of the business: (i) increasing the number of active clients (those that receive at least one payment during that month), and (ii) increasing the amount of funds in clients’ checking accounts thus increasing deposits and improving its revenue sources.

Pursuing Interbank’s first main goal, it focused not only on maintaining its fast growth, but also on growing its activities with the right kind of merchants, those that are more likely to remain active over time and receive a flow of income payments that allows Interbank to build up its revenue streams and reduce its acquisition costs. With that purpose in mind, Interbank built a simple, faster and secure onboarding either through digital acquisition or through physical channels, assisting merchants, service providers or other customers to accept digital payments. During 2022 and 2023, Interbank built a full funnel strategy to be ever present in the mind of its target customers, which included, among other initiatives, the creation of a social media content strategy, mainly in form of short videos (reels), that keep its audience engaged.

During 2023, in order to increase the number of active clients, Interbank also implemented artificial intelligence-based models in order to predict the kind of merchants that would be more likely to use its payment solutions.

Pursuing Interbank’s second goal of increasing deposits, it focused on streamlining its tools and systems, aiming at the simple use of money by its clients. In 2022, Interbank trimmed certain features of its app, emphasizing its most relevant features, particularly those related to digital wallets. As a result, Interbank noted that its merchant clients increasingly used funds for digital payments (Plin), instead of withdrawing it. In 2023, Interbank focused its product development efforts to meet demands that are specific to the merchant segments such as the universal QR code that accepts payments from all digital wallets in Peru. These actions boosted the balance in its digital wallets and commercial accounts.

Convenient and innovative nationwide omni-channel distribution network with a distinctive customer-oriented approach

We believe that Interbank’s convenient and innovative nationwide retail distribution network together with a dedicated sales force and financial advisors, allow it to better reach its customers, and this combination has differentiated Interbank from its competitors. Interbank has one of the most convenient and extensive retail banking distribution networks in Peru and is currently present in almost all of Peru’s regions. Its focus on digital transformation allows it to help its customers to interact with the bank in an easier and more efficient way and allows customers to migrate from the use of physical infrastructure to digital platforms. For instance, Interbank has shifted monetary transactions operated through its branches to digital channels. Total monetary transactions have been increasing at a CAGR of 20.2% from 2019 to 2023 driven by monetary transactions through Interbank’s mobile and internet banking channels, which have increased at a 53.7% CAGR for the corresponding period, even though monetary transactions through its financial stores have been decreasing at a CAGR of 21.3% from 2019 to 2023. Interbank believes this optimization of its distribution footprint has enabled it to reach its clients more efficiently, allowing them to perform transactions when and how they want to, at lower marginal costs for Interbank.

Interbank has built a convenient omni-channel distribution network in Peru, serving over 6.1 million customers. As of December 31, 2023, Interbank had 153 financial stores and operated one of the largest ATM network in Peru with 1,666 ATMs, which includes one of the largest out-of-branch ATM network (under its Global Net brand). Interbank has the largest number of financial stores inside supermarkets in Peru. Moreover, with the intention of providing underserved customers with more convenient services, Interbank operates a network of correspondent agents, called Interbank Agentes. The correspondent agent concept consists of providing third-party commercial establishments with low-cost electronic terminals which allow Interbank’s customers to perform basic cash-based operations such as cash withdrawals, credit card and bill payments, and deposits at a lower marginal cost to Interbank relative to transactions performed in its financial stores. As of December 31, 2023, Interbank had 7,163 correspondent agents (including its external network).

Since 2013 and in line with Interbank’s strategy, it has implemented a profitability model for financial stores and ATMs which ranks them according to certain profitability metrics relevant to each distribution channel. This has allowed Interbank to identify the less profitable units in order to close them and to prioritize new openings in more strategic locations with higher demand for value-added financial services. As a result, the number of financial stores has decreased by 44% to 153 as of December 31, 2023 from 272 in 2017, while the productivity of financial stores, measured as the volume of retail deposits sold per branch, has increased. Likewise, Interbank’s market share in retail deposits by individuals grew from 12.6% as of December 31, 2017 to 15.1% as of December 31, 2023. Additionally, the number of ATMs has decreased to 1,666 as of December 31, 2023 from 2,052 as of December 31, 2017.

Interseguro offers and sells its annuities and individual life insurance products through its own dedicated sales force to ensure the delivery of high-quality service and advice to customers. Interseguro’s specialized sales force is trained to provide a differentiated service for various customer types. As of December 31, 2023, Interseguro employed 87 agents exclusively dedicated to selling annuities and 619 agents to selling life insurance products. Due to the COVID-19 pandemic, Interseguro retooled its sales force to provide customers with a 100% remote assistance and digital operation. Prior to the pandemic, sales in annuities and life insurance products were only conducted in-person, but digitalization of these sales was accelerated.

In addition to its own sales force, Interseguro leverages on the retail distribution capabilities of Interbank and those of Intercorp and of Intercorp Retail to offer simple low-cost premium insurance products, such SOAT, travel insurance, life insurance, card protection, credit protection and low-cost health insurance.

Inteligo has developed a proprietary financial advisory model that has been a key pillar in sustaining its growth. The model considers the financial objectives of its customers and emphasizes risk analysis and continuous monitoring with portfolio rebalancing. Along with this, Inteligo has been able to successfully serve its customer base in order to deliver tailored products and advice.

Izipay has built and developed a well-recognized trusted brand. Izipay’s communication and marketing efforts play an important role in building brand visibility, usage and overall preference among customers. Also, Interbank’s and Intercorp Retail existing clients represent a sizable opportunity to cross-sell products and services with relatively low incremental marketing and advertising expenses for those entities. We believe that Izipay’s range of services, many of which can be used for both business and personal needs, represents an opportunity to further increase engagement with its existing clients. Our subsidiaries plan to continually invest in product development to maintain and increase the attractiveness of their products and services.

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

Interbank’s underwriting procedures are based on strong analytics and proprietary models. Additionally, Interbank’s investments in technology and improvements in its ability to process and apply data have enriched its risk models and enhanced their accuracy and predictiveness. Interbank’s credit risk policies are approved by its risk committee and board of directors. The deterioration of the macroeconomic conditions in Peru in 2023, particularly in the second half of the year, has led to higher provision requirements as well as lower provision recoveries, an increase in non-performing loans and a slowdown in the origination of new loans due to more stringent lending requirements that Interbank has put in place. Interbank’s loan provisions have also been impacted amidst higher risk in consumer loans as confirmed by expert judgment. During the last two years, the expert judgement for the constitution of provisions considered the possible impact of the “El Niño” event and the political and economic uncertainty in Peru in such analysis. However, despite Interbank’s concentration in retail loans, which tend to have higher levels of delinquency, Interbank’s past-due loans as a percentage of total gross loans ratio as of December 31, 2023 was 3.5%, lower than the 4.5% average of the three largest banks in Peru. As of December 31, 2023, Interbank’s past-due loans coverage ratio was 148.7%, as compared to the average for the Peruvian banking system of 144.6%, according to the SBS.

Interbank’s total capital ratio, which is calculated as its regulatory capital divided by its risk-weighted assets, was the third compared to the other three largest banks as of December 31, 2023. As of that date, Interbank’s total capital ratio stood at 15.5% as compared to 16.4% for the Peruvian banking system, according to the SBS. The minimum total capital ratio required by Peruvian banking regulations was 9.0% as of December 31, 2023 In addition, financial institutions must meet additional capital requirements related to conservation, economic cycle and market concentration risk buffers and an additional capital requirement which depends on certain levels of loan concentration in each institution (individual, sectorial and geographical). Interbank’s total additional capital requirement for buffers and additional risks amounted to 2.1% as of December 31, 2023, with a total requirement of 11.1%, well below Interbank’s total capital ratio of 15.5%. Additionally, Interbank’s core equity (“Tier 1”) ratio was 11.8% as of December 31, 2023, above the regulatory requirement. As part of the implementation of the Basel III standards, the SBS has issued several regulations to increase gradually the minimum total capital ratio for financial institutions in Peru until 2026, and Interbank expects to be in compliance with such regulations.

Interseguro’s investment team and its investment management approach have achieved a 6.36% investment return for the year ended December 31, 2023, while maintaining prudent levels of risk and following the SBS risk guidelines. In spite of the gradual reduction in global inflation, volatility in financial markets persisted. Accordingly, Interseguro’s investment strategy was focused on identifying and reducing potential risks in the portfolio and looking for assets of solid companies with strong credit metrics.

Inteligo’s lending services are offered through Inteligo Bank to complement its wealth management business. The decision to make loans to wealth management customers only results in Inteligo’s loan portfolio being fully collateralized by its customers’ assets. Regarding the management of capital, Inteligo Bank’s capitalization ratio, which is calculated as Inteligo Bank’s regulatory capital divided by its risk-weighted assets, was 17.4% as of December 31, 2023, above the minimum capitalization ratio required by the Central Bank of Bahamas of 12%.

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

Diversified funding base with strength in retail deposits

IFS has a competitive funding structure. We have access to diverse sources of funding, including deposits and debt securities placed in local and international capital markets. The majority of Interbank’s funding comes from low-cost customer deposits, which demonstrates its customers’ trust in the Interbank franchise and enables it to achieve attractive lending spreads. At Interbank, as of December 31, 2023, 78% of its total funding base was comprised of deposits. Interbank’s deposit base is broad and diversified, which provided Interbank with an average cost of funding of 3.9% for the year ended December 31, 2023 and 2.4% for the year ended December 31, 2022.

Interbank has been a significant player in the Peruvian banking industry with a market share of demand, savings, and term deposits of 11.0%, 16.1%, and 13.4%, respectively, as of December 31, 2023, according to SBS. Moreover, our strategic focus on retail has allowed Interbank to gain market share in retail deposits over the years reaching 15.1% as of December 31, 2023 as compared to 12.8% as of December 31, 2016, providing Interbank with a healthy funding base.

Interbank’s competitive advantage in the retail segment, over the last two years, was attributable to an increase in its clients’ liquidity as a result of (i) partial cash withdrawals from deposits for severance indemnity (compensación por tiempos de servicio) systemwide and the private pension system, (ii) commercial deposits related to unused funds from the Reactiva Perú program, and (iii) the widespread adoption of a “savings” mindset, all as a result of the effects of the COVID-19 pandemic.

Experienced management team with proven ability to foster a merit-based culture and a highly motivated work force

We believe that the strength of our senior and middle management team has enhanced and will continue to be a key driver of our successful business model. In order to achieve our transformational goals, we are introducing new capabilities required to excel in today’s world. We benefit from an experienced, diverse and talented management team. Most of the members of our senior management have held management positions with other major financial institutions in the United States, Latin America and Europe, bringing relevant knowledge and experience to our company.

We are focused on attracting, developing and retaining highly qualified personnel and believe that a merit-based culture that emphasizes teamwork enables us to maintain a motivated workforce that delivers high-quality service. Interbank is the only Peruvian company that has been chosen by the Peruvian Great Place to Work Institute as one of the 20 best places to work in Peru for the past 20 consecutive years. In the most recently available rankings, Interbank was ranked as follow: #3 Great Place to Work in Latin America (in 2022), #4 Great Place to Work in Peru in 2023, #5 Great Place to Work for women in Peru in 2023, #6 Great Place to Work for sustainable management in 2023, #2 Great Place to Work for millennials in Peru in 2022, #2 Great Place to Work from home in Peru in 2023, and #6 Great Place to Work for diversity and inclusion in Peru in 2022. Furthermore, Interbank achieved first place in Merco Talento 2023, a ranking that evaluates the capacity of attracting and retaining talent. Similarly, Interseguro was selected as the tenth best company to work for Peru in the large-size category (2023) by the Peruvian Great Place to Work Institute. Inteligo’s three subsidiaries located in Peru (Inteligo SAB, Inteligo Peru Holdings and Interfondos) participated together under the name “Inteligo Group Peru” and Inteligo Group Peru was selected as the ninth best company to work for in Peru in the category of companies with less than 250 employees in 2023. Inteligo Bank’s branch in Panama began participating in the Great Place to Work Institute survey in 2014 and since 2015 has been ranked among the top 10 companies in Panama. Similarly, Izipay, as a financial services and payments technology platform that enables digital payments and simplifies commerce experiences, competes for top talent in Peru and the region. We believe that a strong culture focused on employee experiences that enables advancement, learning, and individual career insights is essential to the successful acquisition, development, and retention of diverse talent. To that end, since its acquisition, we have implemented programs at Izipay focused on inclusive hiring practices, enriched virtual new hire experiences, individual coaching and mentorship programs, and ongoing learning opportunities.

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

Furthermore, our parent company, Intercorp Peru, is one of Peru’s largest economic conglomerates, with activities spanning financial services, retail, education and real estate, among others. In 2023 and 2022, Intercorp Peru’s businesses generated U.S.$10,400 million and U.S.$9,846 million in revenue, respectively. We believe that being part of this group gives us a competitive edge, because of the group’s deep knowledge of the Peruvian consumer, extensive focus and know-how in the Peruvian retail market, highly visible in-country presence and rapid decision-making capabilities. Intercorp provides significant synergy and cross-selling opportunities for IFS. For example, starting in 2018, we, jointly with Intercorp Peru, launched an effort to strengthen our presence and commercial efforts in seven of Peru’s main regions: Arequipa, Cusco, Trujillo, Chiclayo, Ica, Huancayo and Piura, by leveraging on Intercorp’s already established network.

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

In order to keep strengthening our advanced analytical capabilities across all of our business segments, in the beginning of 2023 we implemented a centralized Analytics Center of Excellence (“ACoE”). This newly appointed team aims to establish a shared vision and strategy, best practices, talent development and governance around the use of data and analytics, as well as to promote a data-driven mindset throughout the organization.

Our analytics vision is to anticipate needs and offer solutions through personalized, real-time experiences for each customer and potential customer, at scale. We are building upon three pillars to execute our aspiration:

•

Governed and easily available data in a hybrid data hub from diverse and non-traditional data sources that provide rich insights, dashboards for decision making and data streaming capabilities for timely activation.

•

Advanced analytics to anticipate preferences, needs and risk, including real-time decisioning. These analytical efforts include a special focus on better understanding the self-employed segment of the population, which constitute a significant opportunity for financial services given the current low penetration levels. We are working on alternative risk profile models for new customer acquisition.

•	Personalized and real time delivery of communications and campaigns through end-to-end contextual journey orchestration, allowing us to substantially improve our effectiveness and efficiency.

Technological evolution is a key enabler to our strategy. We have well consolidated data infrastructure, including cloud-based services with automated and reusable variables, model processing, machine-learning operations (“MLOps”) and world class marketing technological tools for real-time data activation. Additionally, we are adopting what we consider to be market best practices to ensure compliance with the personal data privacy policy and we have bolstered our investments in cybersecurity as we believe it is fundamental to provide a secure platform to be able to continue with our digital transformation.

The ACoE is also focused on attracting and developing highly skilled transformational and analytical talent that will accelerate our journey towards becoming a fully data-driven organization. This involves designing and communicating an attractive value proposition for talent, as well as continuous upskilling and training.

We are confident that our focus on analytical excellence will allow us to better serve Peruvians and accelerate value-creation.

Attracting and retaining skilled workers with a unique values-based culture, focusing on the development of our employees.

At Interbank, organizational culture is based on the following six values: integrity, collaboration, courage, innovation, passion for service and sense of humor. These values give way to a work environment with a culture that inspires, sets it apart, and allows each employee to reinforce their sense of pride. Accompanied by a culture based on performance recognition, this makes Interbank recognized among the best Peruvian and Latin American companies in all our main segments by the Great Place to Work Institute and in the categories of women, diversity and inclusion. Also, for the second consecutive year, we achieved the 1st place in the Merco ranking of the best companies to attract and retain talent in Peru.

Interbank provides the necessary tools for its employees to become protagonists of their development, based on its “Evoluciona” model composed of three pillars: Experience (70%), Support (20%), and Learning (10%); seeking to provide the tools that allows employees to enhance their development. To implement initiatives to achieve these internal goals, such as opportunities, checkpoints, and learning tools based on the fronts of upskilling and reskilling under the pillars of Data, Digital, and Soft Skills, developing programs such as “Beca 23”, Interbank’s first Level Up reskilling program, Academies for Legal, Finance, Risk, MDC , and on the path to continue to cultivate a digital mindset, we combined our Analytics Expo with the “FerIA”, an event meant to showcase the AI initiatives deployed at Interbank.

Strategies

Our purpose is to empower all Peruvians to achieve financial well-being. By doing so, we believe that we can help our clients to access the same opportunities to build and strengthen their financial futures. We strive to (i) become the leading digital financial platform to provide profitable solutions with a clear strategic focus on key businesses such as payments, consumer financing, wealth management and life insurance, (ii) provide the best digital experience based on operational excellence as a differentiator and (iii) develop analytics, AI capabilities and the best talent as our competitive advantages.

To achieve these goals, we continue working on five main pillars:

•	driving continuous innovation to identify new potential revenue streams through acceleration of current business, business transformation and new market niches opportunities;

•	developing a resilient, secure and scalable technology platform for current and future growth;

•	becoming an AI-driven organization enhancing our risk and commercial management skills, with deep understanding of Peruvians and consumer preferences;

•	attracting and developing the best talent within our remote-fist framework within an agile organization; and

-	becoming a leader in sustainable operations within our segments in Peru.

Grow with strategic focus on key businesses

We have built a financial platform that is focused on areas with a unique combination of our own key capabilities, coupled with potential for growth and profitability through the following four main subsidiaries: Interbank, a universal bank with strategic focus on retail banking; Interseguro. an insurance company focused on life and annuities; Inteligo, an advisory firm for the emerging wealthy; and Izipay, the pillar for building our payments ecosystem.

Interbank is a universal bank with strong market share in retail and a strong focus in consumer finance, which represents 62.4% of our retail loan portfolio, compared to 53.7%within the Peruvian Banking system as of December 31, 2023, according to data from SBS. Continuously improving its value proposition for different customer segments including improvements to products such as accounts, payments and financing. Interbank has developed several digital features and products to serve different customer needs, such as: the loyalty program Interbank Benefit, payment and merchant financing solutions, the budget tool Mis Finanzas and the digital savings account Piggybank. In order to ensure we deliver customer-oriented products and drive continuous innovation, these solutions have been designed together with our innovation lab LaBentana. Interbank has a goal to grow its retail deposits at a faster pace than that of the Peruvian banking system while optimizing its physical distribution channels. As part of this optimization, the number of financial stores has been reduced by over 47% as of December 31, 2023 from its peak in 2016. Moreover, its expertise and digital strategy in retail banking has allowed us to identify and address main demands from our customers, while increasing profitability, growing customer base, raising cross-selling and boosting operating leverage.

Within commercial banking, Interbank’s priority is to be the preferred bank for Peruvian businesses with a strong focus on profitability. In this context, the value proposition for commercial clients is based on (i) delivering customer oriented digital solutions, (ii) building long lasting relationships, (iii) developing strong expertise in relevant sectors, and (iv) having a fast decision-making process. Interbank wants to create value for its customers by becoming their transactional bank, connecting and collaborating with their suppliers, customers, employees and communities, co-creating products and services, all focused on their own ecosystem. With the aim of providing the best self-service and automated credit experience for commercial clients, Interbank offers a 100% digital journey focused on cash management solutions such as Cuenta Negocios, merchant financing, sustainable loans, and easy and transparent ways of managing payments, such as Cobro Simple, Cuenta Sueldo and through Izipay.

In our insurance segment, Interseguro is strategically focused on life insurance, which has had a fast growth in recent years. During the year ended December 31, 2023, the premiums earned from life insurance customers represented 86.7% of Interseguro’s total premiums earned, compared to the average of 51.9% of life insurance premiums earned over total premiums earned in the industry in 2023, according to data from SBS. Within our life insurance practice, Interseguro focuses on annuities, individual life and retail insurance, directing its efforts towards an end-to-end experience in its customers’ journey, from the issuance of an insurance policy to the after-sale services offering to clients. In this context, Interseguro’s digital offering is gaining relevance. As an example, digital mandatory auto insurance (Seguro Obligatorio de Accidentes de Tránsito, or “SOAT”) policies accounted for 72.7% of total SOAT sales in December 2023. Additionally, after-sale offerings are expected to become a virtual self-service experience, with the aim of ensuring customers a simple and positive interaction with us, leading to positive developments in digital indicators.

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

Finally, in our payments segment, Izipay is a key player to our goal of creating a powerful profitable payments ecosystem in Peru. Izipay is a payments company and provider of products and services related to payments acquirer, a correspondent bank and a credit cards processor. Izipay is the leader in the physical card payment business in Peru. At Izipay, we are growing our core business by increasing adoption of our digital payment methods, while increasing synergies with our other segments.

We strive to provide solutions to address the payment needs of people and companies by creating a payment ecosystem that seeks to build a strong bond with our customers, focusing on five pillars: (i) growing number of customers and transactional volumes by extending merchant coverage, improving customer experience and banking the unbanked, (ii) replacing cash by banking unbanked Peruvians, through our open APIs that allow partners to access our account opening and basic financial-transaction services, (iii) scaling up e-commerce initiatives such as those related to marketplace and our Buy Now Pay Later solution, “Divídelo,” (iv) creating new consumer finance product offerings, and (v) offering financing and aggregated services to merchants.

Moreover, our payments ecosystem benefits from having strong solutions on both ends of the market. On the retail customer side, our affiliate Izipay has a strong market share, as well as knowledge of the traditional and digital card payments. On the merchant side, Izipay strengthens our value proposition for micro-merchants through IzipayYa. It also complements Interbank’s financing solution, while our shared directory Plin allows us to interact with customers from other banks and serves as a bridge between retail customers and micro-merchants. This wholesome ecosystem also allows us to scale up our other initiatives such as our e-commerce solutions, our marketplace Shopstar and the Buy Now, Pay Later solution Divídelo.

We aim to become the preferred option for our individual, commercial and merchant customers and to help them achieve financial well-being and growth by understanding and anticipating their needs, as well as by offering financial solutions that can be deployed at every contact point with the clients, including in-person and digitally, in real time. We believe that maintaining a trustworthy and transparent relationship with our customers, together with the superior, simple, mobile, agile and personalized experience that we offer, brings us closer to this goal. Our highly recognized and trusted brands in each of our segments (Interbank in banking, Interseguro in insurance, Inteligo in wealth management and Izipay in payments) are a testament to our focus on this objective. Our subsidiaries are leaders in their respective industries and, by focusing on our strengths, values and solid relationships, we plan to continue evolving and growing.

Create a powerful and profitable payments ecosystem

In May 2023, Tunki plus Izipay combined to launch IzipayYa, a solution targeting micro-merchants with interoperable QR codes and same-day availability of cash. IzipayYa aims to be the preferred solution for merchants for their payment collections through a comprehensive value proposition designed specifically for this segment. As of December 31, 2023, the number of merchants using IzipayYa was approximately 747 thousand compared to approximately 554 thousand merchants that used our Tunki solution as of December 31, 2022.

Plin is a P2P and QR code payment solution which interacts with multiple financial institutions and serves as a bridge between the banked and the unbanked through cell phones, as services may be conveniently accessed through the Interbank app. These payments are offered around-the-clock and are commission-free to all enrolled customers. Interbank is currently one of nine financial institutions that are Plin’s partners. The Central Reserve Bank of Peru has encouraged an integration of Plin with Yape, another digital wallet available in Peru, created by the Banco de Crédito del Perú. The first phase of interoperability among these digital wallets and among banks in Peru has started in April 2023, which increased the payment the use of digital payments between users. The interoperability assists the inclusion of more Peruvians into the financial system, reducing the use of cash, which continues to be high in Peru, while increasing the use of our own payment solutions. The number of monetary transactions sent through Plin, the platform operated by Interbank, has increased to 29.1 million in December of 2023 compared to 8.8 million in April of 2023 (pre-interoperability).

We have also been working on our merchant financing solution with immediate disbursement that allow small merchants to access working capital loans they need to grow their businesses quickly and easily. Our value proposition consists of a 100% digital solution, with suitable repayment options, tailor-made credit, flexible T&Cs, while promoting financial inclusion.

Divídelo is the name of our Buy Now, Pay Later solution which is already connected to over 120 e-commerce businesses in Peru and growing.

Shopstar is an online marketplace aiming to become the preferred e-commerce option for IFS customers and a sandbox to evaluate some of our initiatives such as Divídelo. It was created from the insight that many of our customers were not comfortable buying on e-commerce but would be willing to try it in a platform that was supported by Interbank. As of December 31, 2023, Shopstar had approximately 142 thousand users.

Furthermore, we believe Izipay will strengthen our strategic and competitive positioning in the payments landscape in Peru and will allow us to explore new sources of growth and monetization opportunities. Moreover, it represents additional potential for merchant financing and additional services for merchants, complementing its value proposition with some existing synergies with our banking business and its products suite. We are currently building and testing the use of Izipay solutions to our banking merchant clients and their micro-loans, providing significant cross-selling opportunities and enhancing customer loyalty.

Create the best digital experience based on operational excellence

We want to deliver a seamless and superior experience to our customers, while becoming more relevant to them. We believe that acting on these goals will allow us to more effectively serve our customers, enabling them to get what they want, when they want it, and how they want it. We believe that the key to ensure that our customers will have the best experience when interacting with us is to create unique experiences throughout their customer journey, including customer acquisition, on-boarding, customer development to earn loyalty, and during retention stages. We have been implementing various initiatives to improve the customer relationship cycle.

We seek to build entirely digital solutions for the customer journey and accelerate the growth of our customer base by creating innovative and distinctive tools that deliver financial solutions to people, micro-merchants and all types of business in an accessible and efficient way, throughout all our business segments.

At Interbank, we have built a seamless digital customer journey with teams dedicated to improve each step of the customer experience. We believe that a strong on-boarding leads to higher engagement from customers while an increase in engagement will create a tangible higher NPS and lower churn.

Within retail banking, Interbank is focused on expanding the products and self-service interactions, continuing to foster the adoption of digital channels by customers, adding new features according to their needs, and ensuring that interactions with them are safe and secure.

With this purpose, several high impact digital solutions have been developed based on customer preferences and needs. These solutions have been designed together with our innovation lab LaBentana based on deep understanding and research, though a co-creation process with our banking customers. We have decided to make all solutions available in our Interbank App, which we strongly believe to be our most valuable channel in our relationship with our customers going forward, considering the decrease of in-person interaction. Over the year 2023, the percentage of financial transactions performed on Interbank’s branches over the number of total transactions has continued to decrease, declining 7.9% compared with the percentage of transactions performed in-person during the year 2022. In contrast, retail digital sales have increased and accounted for 63.0% as of December 2023.

Through our banking physical channels, we continue to focus on providing a superior customer experience and are improving productivity and efficiency through digital processes, tools and more advanced analytics. Additionally, we continue to invest in educating our banking customers to encourage the use of digital and other channels. Deposits, withdrawals, bills and credit cards payments are being redirected to other more convenient and cost-efficient channels.

Within commercial banking, Interbank is working on a radical simplification of its products and processes together with digitalizing each point of contact with the bank. Moreover, one of the most important points of contact for its clients is the post sales division, where inquiries, claims and any operational issues that customers might have, are solved using channels like WhatsApp for businesses or the virtual chatbot.

Regarding commercial banking cash management platform, it has three types of client groups based on sales volume, which allows us to employ different strategies accordingly. For large corporations, efforts are focused on generation of fees from cash management and corporate finance; for medium-sized companies on growth, productivity and cash management; and for small companies on sustainable growth and productivity with strong support from analytics and collection. For small businesses, since its introduction in August 2018, Interbank’s Cuenta Negocios, an account that can be opened 100% digitally, has grown to 201,500 accounts as of December 31, 2023.

At Interseguro, we want to be the preferred and most convenient digital insurance company, using active listening mechanisms to improve customer experience and be characterized as a data driven organization to gain a competitive advantage against our peers. In this sense, the digital journey started with the launch of the online sale of SOAT in 2016 and continued with the sale of new digital products such as travel insurance, car insurance and individual life insurance. In addition, Interseguro accelerated the digitalization of its sales of annuities and life insurance products. For instance, Vida cash, a 100% digital life insurance, has been gaining relevance in the life insurance business from being inexistent years ago to represent more than 17% of premiums from Individual Life policies outstanding in Interseguro as of December 31, 2023.

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

Some examples of our new digital product suite is “Erni App”, a product aimed to digitally fulfil client needs for our mutual funds business, or “Octopus”, our in-house digital distribution platform that enables us to deliver automated digital insights across different channels

Izipay’s approach is focused on providing a best in-class customer experience and expanding our value proposition for merchants and consumers by partnering with merchants to grow and expand their business online and in-store, and providing consumers with simple, secure, and flexible ways to manage and move money across different markets, merchants, and platforms and simplifying their shopping experiences. The investment in software development enabled the launch of the integrated payment gateway, Punto Web 2.0, to accept transactions via card, QR, and Apple Pay. Additionally, we launched Tap to Phone within the Izipay app, made available for all brands, and integrated QR functionality into IzipayYa. As of December 31, 2023, the number of Izipay merchant accounts in Peru was 1.3 million compared to 1.1 million as of December 31, 2022.

We will continue to focus on our digital transformation to enhance efficiency through the automation of internal processes and the use of technology. Our goal is to be more efficient while utilizing fewer resources in our customer interaction.

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

Interbank’s IT strategy is focused on working in collaboration with open technological platforms to transform our operations supporting the digital approach. Its focus is based on four main areas of work: (i) resilience, (ii) world class end to end security, (iii) modern architecture and (iv) modular IT architecture and lightweight banking mobile application. Our modular and lightweight digital banking solutions display our evolution in digital banking which accelerates time to market and accessibility. What we refer to ‘resilience’ is maintaining up-to-date critical core applications and high performance and stability of Interbank’s technological platforms. Interbank’s ‘world-class end to end security’ goal is to have the adequate equipment, processes and tools that allow us to operate in a safe environment on a daily basis with a comprehensive security approach. Interbank’s “modern architecture” refers to the upgrading of the main applications towards cloud native versions and the evolution of the cloud operation governance model, as well as laying the foundation to safely scale artificial intelligence at Interbank.

In this context, Interbank continuously invests in the update of core applications while additional effort and resources are invested in the digitalization and transformation of processes and channels in order to provide an entirely digital experience to all customers. Moreover, Interbank has increased the number of teams within its agile digital solutions framework, allowing it to substantially decrease time-to-market and to develop more innovative ideas.

Additionally, during the years 2022 and 2023, Interbank and our other subsidiaries have bolstered our investments in cybersecurity as we believe security is essential for our platform to continue to enable our digital transformation. General-purpose technologies have also been implemented to our operations to mitigate cybersecurity risks and these controls are constantly evolving and being aligned with industry trends.

We strongly believe that our IT strategy will allows us to deliver high standards of cybersecurity and compete with high performing players in the region, including financial incumbents and digital disruptors.

Develop an AI-driven organization

Interbank’s analytics vision is to have a fully deployed online customer management system which relies on real-time data, cloud processing, automated and reusable variables, real-time decision and actions, and an integrated infrastructure to support these new processes.

Our advanced analytics capabilities are being enriched with new sources of data and new tools that technology offers, such as cloud, real-time decision, machine learning, deep learning, artificial and continuous intelligence and big data. Interbank aims to have a deep understanding of the habits of Peruvians, both individuals and companies, as it believes that a deep knowledge of our current and potential customers’ characteristics and adapting to their behavior is important to better serve them, and to offer them the best solutions according to their needs and risk profile.

In this context, at Interbank, our goal of deepening our understanding of Peruvians focuses on three strategic areas: (i) marketing analytics, (ii) risk, and (iii) collections all of these empowered by the adoption of artificial intelligence.

In marketing analytics, Interbank aims to anticipate the needs of our customers with personalized and timely solutions. We are focused on improving time-to-market, as well as increasing the number of personalized offers with further customer engagement.

Secondly, the ability to assess customers’ risk profile in the correct manner, together with a balanced portfolio approach, has allowed Interbank to grow in healthy manner. The bank is focused on improving its assessment, through more and better models and using as much information as possible. Furthermore, we have been able to deliver contextual credit offers digitally in real and near real time which allows us to maximize the relationship with strong credit customers, while generating a sense of togetherness and loyalty.

Finally, Interbank also applies advanced analytics to improve its debt collection process, creating an efficient, digital and empathetic experience. As for example, machine learning models have allowed the bank to improve contestability and response, as well as the contact with its customers. This has been important to develop a self-service environment that gives our banking customers flexibility in an easy and empathetic manner.

Investments in technology represent the pillar of this strategic initiative, and Interbank is working in a variety of areas to achieve this goal, including data and infrastructure, advanced marketing analytics, and risk profiling and pricing models, as well as improving our CRM capabilities, including contextual marketing. With the support of its team of data scientists, Interbank centrally designs and distributes most of its sales campaigns, has substantially improved its campaign effectiveness and is currently employing real-time decision making on certain campaigns. This combination of investments has helped make the bank more dynamic and able to approach customers in real time, by offering easy-to-understand information and agile and transparent processes that generate trust in us.

These efforts also include different actions undertaken to have a better understanding of the self-employed segment of the population, which constitute a significant opportunity for financial services given the current low penetration levels. In addition, Interbank is working on alternative risk profile models for new customer acquisition using new sources and non-traditional sources of data.

Through analytics, we are working to become the digital ally in hearts and minds of Peruvians, as well as to establish best practices and governance around the use of data and analytics initiatives, promoting a data-driven mindset throughout the platform. Such initiatives are assisted by the Analytics Center of Excellence (ACoE), which was implemented at the beginning of 2023.

Attract and develop the best talent within our remote-fist framework in an agile organization

We believe that a motivated workforce leads to high-quality customer service, which leads to satisfied customers and better results. Our commitment to fostering a motivated workforce and performance-based culture is demonstrated by recently being ranked among the top Peruvian and Latin American companies in all our core segments by the Great Place to Work Institute and recently also in the specific rankings for women and millennials.

At Interbank, teams are dedicated to nurturing a culture based on six core values, which we believe is one of the most important drivers to lead high-quality teams who develop in a safe environment. Moreover, it allows the teams to cultivate an innovative culture, and as a result, the creation and improvement of our products and services. We also believe that diversity makes us stronger and enhances our innovation. For this purpose, Interbank has introduced a series of initiatives such as Expo Analytics, #LaFerIA, LaBentana Talks, as well as Innovation Day at Intercorp Peru level. In addition, training programs including the Agile Academy, Tribk, and the Commercial Trainee program have also been created.

Our overarching goal is to attract and retain the best talent worldwide, as it is considered the main pillar. At Interbank, this is possible because its flexible remote work framework ERES, which is considered a competitive advantage in the context of digital financial services and which allows us to stay connected while achieving our goals wherever we are. Our ERES framework has allowed us to attract regional talent in key positions, being an advantage to achieve our strategy.

Furthermore, Interbank continues building on the pillars of our corporate culture: leadership, horizontality and growth. They help us promote an environment of transparency, openness, and personal and professional development, especially in aspects such as data, digital and soft skills. Additionally, it aims for the balance between organizational agility and culture to generate more value in the business and engagement in our teams.

Interbank is also focused on developing new capabilities in response to our digital transformation goals, by refreshing and upgrading the skills and abilities of its workforce, through programs such as Level Up. This program provides talent with training in new and different skills so they can be ready to have new and transformational roles in our group.

Interbank, Interseguro, Inteligo and Izipay will continue their efforts to attract, develop and retain highly qualified personnel and to maintain a performance-based culture that emphasizes teamwork to keep a motivated workforce that delivers high-quality service and strong results.

Our Approach to Sustainability

Sustainability is key to how we conduct our business, and we recognize that sustainability is not only an engine for growth but also a differentiating attribute in our relationship with our stakeholders. The responsible management of sustainability matters is central to our culture and anchored on our purpose, our sustainability statement incorporates a future building approach: “We are side by side with Peruvians so they can reach their dreams, today and build their future”.

We recognize the vital role we play in the transition to a more sustainable world. We also recognize the great opportunity to positively impact the climate in which we develop our activities. In this sense, to strengthen our business model and with a long-term view in mind, we seek to consolidate ourselves as an institution that incorporates responsible business practices into our operations and in our relationship with our stakeholders to promote the sustainable development of Peru. Sustainability is a company-wide responsibility. Our vision and principles are put into practice in our daily operations and activities. Our sustainability strategy considers the major global challenges, macro trends, and our business goals.

We incorporate our sustainability vision into our management and culture, through a set of corporate policies and standards, ongoing management of social and environmental risks and opportunities, and active engagement with our various stakeholders. Thus, we are expanding our offering of financial solutions to support our customers making positive social and environmental impacts as well as supporting our customers in the transition to a less carbon-intensive economy. These solutions aim to serve individuals, entrepreneurs, and large corporations and are complemented by financial literacy programs.

Our responsible business model

At IFS, our responsible business model is ingrained into our purpose of empowering all Peruvians to achieve their financial well-being. We believe that the well-being of our business aligns with that of our clients and community in general, and that the only way Peruvians will be able to truly develop is if they have a prosperous country, now and in the long-term.

We acknowledge the key role that the financial sector plays in the transition to a more sustainable economy, thus we incorporate environmental, social and governance criteria in the way we approach our business. Furthermore, we know that operating as a responsible business is a driver of growth and a differentiating attribute in our relationship with our stakeholders.

At IFS, each subsidiary is responsible for identifying sustainability-related opportunities and risks. Even though our sustainability strategy is embedded in each subsidiary’s daily operations, each of them operates independently while in coordination with the general guidelines issued by our Chief Sustainability Officer and Board of Directors. In 2022, IFS’ Board of Directors approved a Sustainability Policy that includes the following principles: ethics and integrity, human rights, development and inclusion, service and innovation, environmental and climate commitment, and partnership and public engagement.

Pursuant to IFS’ Sustainability Policy, the Board of Directors supervises the application and implementation of such policy within each subsidiary. For such purposes, the following governance measures were put into place:

•

The Chief Sustainability Officer (CSO), appointed in March 2022, is responsible for overseeing the implementation of the sustainability strategy in coordination with all four subsidiaries to ensure their alignment with the Sustainability Policy, and the alignment with any with other related guidelines established by the IFS Board of Directors. The CSO presents the results of this strategy once a year to the Board of Directors.

•

One Sustainability Leader at each subsidiary is responsible for the management and implementation of the Sustainability Policy and guidelines in each of them with the permanent support of the Chief Sustainability Officer and the subsidiary`s Board of Directors, as well as IFS` Board of Directors.

•

An Executive Sustainability Committee, composed by composed by IFS CEO and by each of the four CEOs, one per subsidiary, is responsible for deciding strategic priorities, allocating resources, assigning responsibilities and overseeing the implementation of initiatives at executive level.

Through its sustainable finance strategy, IFS offers new financial instruments that will facilitate the transition to a low carbon economy and stimulate sustainable development. From August 2021 to December 31, 2023, we generated ESG-related loans for up to U.S.$195.7 million. In August 2023, we published our Sustainable Financing Framework verified by a second party opinion issued by Standard & Poor’s which has been a key achievement that builds towards our sustainable finance roadmap.

In 2023, IFS participated in S&P Global’s Corporate Sustainability Assessment and reached a score of 61 points, reaching the 92nd percentile and being included in the S&P Global Sustainability Yearbook for 2024 for the first time. We promote the adoption of voluntary commitments that go beyond legal obligations in our subsidiaries and are aligned with global sustainability standards, such as the Sustainable Development Goals (SDGs) of the United Nations and the UN Global Compact, among others. Our main sustainability efforts include actions in three areas:

Responsibility with the environment:

•	Measuring our carbon footprint, developing sustainable office infrastructure, and implementing waste management, water, and energy efficiency strategies;

•	Building towards a strong sustainable finance strategy that focuses on our commercial client’s climate transition;

•	Progressively adopting the task force on climate-related financial disclosures (“TCFD”) recommendations.

Responsibility with society:

•	Focus on creating the environment of a great place to work in order to attract, select, retain and develop the best talent;

•	Focus on our zero-tolerance policy on sexual harassment, the promotion of women in leadership and inclusive workplace practices;

•

Improving our clients’ financial well-being by offering variety of products and services, including digital payments, digital savings accounts, micro-credit, micro lines of credit, financial protection and well-being;

•	Initiatives that support financial education and digital literacy; having launched our first financial education course focused on women in our digital platform “Aprendemás”.

Responsible governance framework:

•	Best corporate governance practices in terms of board composition, diversity and transparency of social and environmental metrics;

•	International standards, alignment with payment card industry data-security standard (“PCI DSS”)/NIST cybersecurity framework and compliance with SBS requirements;

•	Reinforced security protocols for enabling remote work and strong cybersecurity operation center (“CyberSOC”) capabilities to prevent, detect, react timely for cyber threats.

Banking Segment

Overview

Interbank provides retail and commercial banking services to more than 6.1 million total customers as of December 31, 2023, which includes more than 5.9 million retail customers and approximately 166 thousand commercial clients. It is the fourth largest bank in Peru in terms of total assets and total loans, and the third largest in terms of total deposits, with market shares of 13.3%, 13.3% and 13.5%, respectively, as of December 31, 2023 according to the SBS. Interbank is focused on fast-growing and highly profitable retail banking businesses, such as credit card financing, payroll deduction loans to public employees and mortgages, as well as Peruvian corporates and medium-size companies within commercial banking.

Given this focus, 56.0% of Interbank’s gross loans as of December 31, 2023 correspond to retail banking, compared to 39.1% for the Peruvian banking system, according to the SBS. Interbank is the second largest provider of consumer loans, the leading player among private banks in payroll deduction loans to public sector employees and the third largest bank in retail deposits in Peru. As part of its strategy to serve retail banking customers, Interbank has one of the most convenient and extensive retail banking distribution networks in Peru which is currently present in 23 of Peru’s 25 regions. Interbank serves its customers through online banking, mobile applications, 153 financial stores, 1,666 ATMs throughout Peru and 7,163 correspondent agents (including our external network of agents). Interbank has one of the most convenient and extensive ATM network nationwide and one of the largest out of branch ATM networks in Peru. Interbank’s digital platform, including its mobile app, is regularly used by its customers, and as of December 31, 2023, 90.2% of our monthly active retail customers were engaged through digital channels and our ATM networks only.

The commercial banking line of business represents 44% of Interbank’s gross loans as of December 31, 2023. Interbank focuses on high margin and fee generating products such as leasing, structured finance, cash management, trade finance and factoring in its commercial lending business. These products and services are attractive not only for the financial margins they offer, but also for the fee income they generate. In addition, these products and services enhance customer loyalty and provide significant cross-selling opportunities.

For the years ended December 31, 2023, 2022 and 2021, Interbank’s net results were a net profit of S/856.1 million (U.S.$ 228.7 million), S/1,374.1 million (U.S.$360.3 million) and S/1,360 million (U.S.$341.2 million), respectively. As of December 31, 2023, 2022 and 2021, Interbank had shareholders’ equity of S/8,056.7 million (U.S.$ 2,172.2 million), S/7,478.8 million (U.S.$1,960.9 million) and S/7,002.0 million (U.S.$1,756.2 million), respectively. Interbank’s ROE and ROA for the year ended December 31, 2023 were 11.2% and 1.3%, respectively. Interbank’s ROE for the years ended December 31, 2022 and 2021 was 19.8% and 21.0%, respectively, and ROA for the years ended December 31, 2022 and 2021 was 2.0% and 2.0%, respectively. See “Item 4. Information on the Company—Business Overview—Non-GAAP Financial Measures” for an explanation of the adjustments made in 2020.

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

As of December 31, 2023, retail loans represented 56% of Interbank’s total loan portfolio outstanding as compared to 39.1% for the Peruvian banking system under SBS GAAP. Furthermore, Interbank’s strategy also seeks to continue capturing low-cost funding through a stable and diversified deposit base. The following charts show Interbank’s and the Peruvian banking system’s retail gross loans breakdown according to the SBS as of December 31, 2023.

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

Interbank was the first bank to launch Google Pay, in November 2023. Android clients can now enroll both cards (debit and credit) on their digital wallet through the Interbank application. In December 2023, Interbank reached 54 thousand registered customers and 16 thousand active customers per month. Another milestone reached by Interbank in August 2023, was the commercial agreement that Interbank closed with Hiraoka (a major retail seller of electronics and technology in Peru). With this partnership, the market share of Interbank within the Peruvian market for issued credit and debit cards grew from 17% to 27% and 12% to 13%, respectively.

In November 2019, the SBS issued SBS Resolution No. 5570-2019 which became effective in January 2021. This resolution establishes that the non-revolving financing portion of credit card loans must be presented for regulatory considerations as loans instead of credit card loans. Under SBS GAAP figures, this resulted in a significant reduction to Interbank’s credit card loan balances, market share and a change in its retail loans portfolio mix.

(2) Payroll deduction loans. Payroll deduction loans to public sector employees such as police officers, teachers and army employees, Interbank ranks first among private banks in Peru in terms of payroll deduction loans to public sector employees, with a market share of 21.7% as of December 31, 2023 as compared to 22.3% as of December 31, 2022.

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

Mortgage Loans

Interbank offers fixed rate mortgage loans with a typical term of 20 years and a typical down payment of 10% denominated in either U.S. dollars or soles.

Interbank’s mortgage loans outstanding grew at a CAGR of 8.1% between December 31, 2019 and December 31, 2023 compared to a CAGR of 6.5% for the Peruvian banking system in the same period. Between December 31, 2022 and December 31, 2023, Interbank’s growth in mortgage loans outstanding was 5.9%, compared to 5.1% for the Peruvian banking system over the same period. For 2022, Interbank’s growth in mortgage loans outstanding was 8.6% with respect to 2021, as compared to 7.6% for the Peruvian banking system over the same period. For 2023, Interbank’s mortgage loan balances amounted to S/9,853.0 million, of which 94.2% were denominated in soles and the remaining 5.8% in U.S. dollars. For the year ended December 31, 2022, Interbank’s mortgage loan balances amounted to S/9,306.2 million, of which 93.1% were denominated in soles and the remaining 6.9% in U.S. dollars.

Interbank also provides residential construction loans to real estate developers. Although these loans are reported within the commercial banking portfolio, they are managed together with retail banking mortgages because of the synergies between the businesses. Financing real estate projects provides Interbank with an opportunity to market mortgage loans to home buyers.

In 2001, the Peruvian government launched the Nuevo Crédito Mivivienda program, a social initiative to promote the construction of low-income housing, of which Interbank is an active participant. As of December 31, 2023, the Nuevo Crédito Mivivienda program had 10,681 outstanding loans, mainly to develop multi-family buildings. The Nuevo Crédito Mivivienda program provides direct funding to match each loan underwritten by banks, as well as credit risk coverage for up to two-thirds of any realized loss. Furthermore, the program subsidizes part of the down payment to the end customer to promote real estate acquisition in the country. In addition, by the end of 2023 the Peruvian government launched the Credit Risk Coverage Service (Cobertura de Riesgo Crediticio – CRC), which allows banks to offer own funding home loans with the possibility to maintain credit risk coverage of up to two-thirds of any realized loss.

Retail Deposits

Interbank offers a wide range of sol, U.S. dollar and euro denominated transactional, savings and investment accounts through one of the largest distribution networks, as measured by total financial stores, ATMs and correspondent agents. These products satisfy key consumer needs and position Interbank as an attractive financial institution for retail customers.

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

Cuenta Simple is used by customers for their everyday banking needs and does not have a maintenance fee. Transactions are free of charge for up to a certain number of monthly transactions through physical channels. In addition, all transactions and transfers performed through online banking and other electronic devices are free of charge. This transactional account is of low cost for Interbank as most of the transactions are conducted through electronic channels. Customers are also able to receive incoming wire transfers in this account. This account type was used to make available the funds that were permitted to be withdrawn from the private pension funds as a result of the Peruvian government’s COVID-19 relief measure to provide liquidity to individuals.

Savings accounts

Interbank offers savings accounts with a variety of interest rates, maintenance charges and options for alternative access channels, such as ATM cards, and free online and mobile access.

Cuenta Millonaria is Interbank’s flagship savings account, which may be denominated in soles or U.S. dollars. The Cuenta Millonaria account allows accountholders to participate in sweepstakes to win prizes such as apartments, cars, courses of studies, among other prizes. Cuenta Millonaria also offers an interest rate and free unlimited transactions through electronic channels.

Cuenta Super Tasa offers special interest rates based on clients’ account balances and free unlimited transactions through electronic channels.

Alcancía Virtual is a digitally-enabled feature of a transactional or payroll account in either soles or U.S. Dollars, which encourages Interbank’s customers to save. This virtual piggy bank allows customers to easily transfer or “swipe” in certain amounts from other accounts to their piggy bank, as well as to create up to 3 different categories in order to organize their savings. The funds allocated to the piggy bank are not subject to maintenance fees and benefit from higher rates than those applied to the associated transactional account. Amounts in customers’ piggy bank do not show as funds available for ATM withdrawals or for debit card purchases. As such, money deposited in piggy bank accounts improve Interbank’s funding base. Customers retain full flexibility to transfer any funds in their piggy bank account to their transactional accounts through mobile banking or online banking.

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

As of December 31, 2023, Interbank was the fourth largest bank in terms of commercial loans outstanding, with a total commercial loan portfolio amounting to S/20.6 billion, representing a 9.6% market share, while its past-due loan ratio stood at 3.0%, the lowest among the largest four banks in Peru.

The following charts show Interbank’s and the Peruvian banking system’s commercial gross loans breakdown according to the SBS as of December 31, 2023:

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

Cuenta Negocios. The only 100% digital current-account for businesses in the Peruvian market. This account can be opened by customers following a very simple process, with no physical documentation required. Cuenta Negocios is the principal client acquisition tool in Interbank’s commercial banking business. It also supports many other of Interbank’s products, such as factoring.

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

Interbank intends to take advantage of the growing importance of China in Peru’s foreign trade activities by facilitating trade and investment between the two countries. In 2007, Interbank established a commercial representative office in China in order to provide financial services to Peruvian and Chinese companies wishing to trade in either market.

Supply Chain Financing. Interbank’s electronic factoring products enable Interbank’s clients to pay in advance and at a discount to their suppliers. Interbank has a 100% digital-platform for the onboarding of new providers. New customers can also open a Cuenta Negocios during that same process.

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

Institutional Banking

Interbank’s institutional banking unit serves primarily non-profit public and private organizations, international entities, educational institutions, nongovernmental organizations and local financial institutions. As of December 31, 2023, the institutional banking unit had more than 760 clients, S/7.1 billion in current account deposits and S/5.2 billion in time deposits, accounting for 12.7% of Interbank’s total deposits.

Interbank’s institutional banking unit is strategically important as it provides the bank with a stable and low-cost deposit base, as well as opportunities for fee income generation. Its clients require mainly transactional products, such as digital banking, collection services, automated payroll payment services and investment management. Interbank’s strategy is focused on building customer loyalty with these clients by offering customized services at competitive rates and by providing high-quality customer service.

Securitization Services

In addition, Interbank provides securitization services through its wholly-owned subsidiary, Intertítulos, which is regulated by the SMV. Intertítulos, acting as a trustee, enables its clients to issue securities in order to obtain funds directly from financial markets.

Distribution Channels

Interbank has built and developed one of the best omni-channel platforms that combine physical and digital presence, serving over 5.9 million customers as well as non-customers across Peru.

In terms of physical presence, Interbank has developed a highly convenient network. As of December 31, 2023, Interbank had 153 financial stores and operated 1,666 ATMs, one of the largest ATM network in Peru and the largest out-of-branch ATM network. Interbank has the largest number of financial stores within retail locations in Peru. Interbank has 110 financial stores in the aggregate across Plaza Vea, Vivanda and shopping malls. Moreover, with the intention of offering greater convenience as well as providing underserved customers with greater access to financial services, Interbank operates a network of 7,163 correspondent agents (includes external network) as of December 31, 2023, known as Interbank Agente.

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

The following table shows the number of monetary transactions of each distribution channel:

Number of transactions in December, in millions of soles	2019	2020	2021	2022	2023	CAGR 2019-2023
Financial stores	2.7	1.5	1.2	1.0	0.9	(23.2%)
Off-branch	14.5	18.5	25.4	31.5	30.9	20.7%
ATMs	6.7	5.6	6.0	7.0	6.4	(1.0%)
Correspondent agents	2.8	3.4	4.0	3.6	2.9	0.5%
Mobile banking	4.9	9.4	15.3	20.8	21.5	44.9%
Other	0.1	0.1	0.1	0.1	0.1	(8.7)

Total	17.2	20.0	26.6	32.5	31.8	16.6

The following table shows the percentage of use of each distribution channel, reflecting a transition from the use of traditional channels (branches, ATMs and correspondent agents) to mobile banking:

In December, Percentage of total	2019	2020	2021	2022	2023
Financial stores	15.6%	7.5%	4.5%	3.1%	2.9%
Off-branch	84.4%	92.5%	95.5%	96.9%	97.1%
ATMs	39.0%	28.1%	22.6%	21.5%	20.3%
Correspondent agents	16.4%	16.9%	14.9%	11.1%	9.0%
Mobile banking	28.3%	47.1%	57.6%	63.9%	67.5%
Other	0.8%	0.5%	0.4%	0.3%	0.3%

Total general	100%	100%	100%	100%	100%

Financial Stores

As of December 31, 2023, Interbank had 153 financial stores in Peru. After peaking 290 financial stores in 2016, the number of financial stores decreased mainly due to the success in transferring basic transactions from the stores to more efficient channels, the use of online banking and mobile applications, and process improvements. However, Interbank maintains the fifth largest network of financial stores among Peruvian banks, covering 23 of Peru’s 25 regions. A large number of the financial stores are located in convenient, high traffic areas, such as supermarkets and shopping malls, to maximize client coverage.

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

In July 2020, Interbank introduced an evolution of the “Imagine” concept, “Xperience”. “Xperience” enables customer to perform digital transaction in stores and also reinforces the role of digital education. This concept was developed into two store models, “Express” and “Universal”. “Express” stores are located inside retailers and they are the first cashless stores, focused on education and new customer acquisition. “Universal” stores transform Interbank financial stores by creating a physical-digital area at the entrance of the store that is specifically dedicated to offer digital solutions to its customers and non-customers. These new stores have offered new and existing customers an assisted onboarding process onto its digital channels. In 2023, 46.5% of new digital users utilized the onboarding process offered at Interbank’s financial stores, which resulted in increased customer satisfaction level by 3 percentual points compared to the traditional model and increased assisted digital sales to represent to 38% of sales per store, 8 percentual points higher than the traditional model.

The following chart illustrates Interbank’s financial stores evolution according to the SBS.

ATMs

Interbank’s strategy is to offer its customers increased convenience and as of December 31, 2023, had one of the largest ATM network in Peru with 1,666 ATMs located across Peru. Although this number represents a reduction from the 2,159 ATMs in 2016, the streamlining of the network has allowed Interbank to relocate ATMs to higher convenience locations as well as invest in renewing and upgrading its equipment, while monetary transactions kept growing year-over-year in this channel. The reduction of the network in 2019, responds to Interbank’s decision to discontinue the operation of 359 coin-dispensing ATMs, migrating those transactions to more efficient channels like regular ATMs or correspondent agents.

As of December 31, 2023, 1,666 ATMs make up one of the largest out-of-branch networks in Peru, as reported by ASBANC. The ATM channel is one of the largest channels in Peru in terms of monetary transactions, with a20% share and has advanced features, including cardless withdrawals, and the ability to receive cash deposits, bill and credit card payments in cash or via debit card, as well as disburse payroll advances. To offer this increased convenience in an efficient way, Interbank operates under the Global Net brand which is also a business line that provides ATM services to other financial institutions in Peru and acquires ATM transactions for all major global brands, including Visa, MasterCard, American Express, JCB, Union Pay, Diners and Discovery.

The following chart illustrates the evolution in number of Interbank’s ATMs according to ASBANC.

Correspondent Agents

This channel operates under the Interbank Agente brand and consists of providing traditional merchants, for example, warehouses, pharmacies, low-cost electronic terminals that allow customers to carry out basic cash transactions, such as withdrawals, deposits and utility bill payments. In order to accelerate and broaden geographic coverage, Interbank incorporated external correspondent agents, which currently represent 56% of the total correspondent agents, expanding its network from more than 5,778 as of December 31, 2021 to 7,163 as of December 31 2023. We believe that Interbank’s focus on migrating low-value cash transactions from stores to more efficient channels contributed to have 2.9 million transactions in this channel.

The following chart illustrates the evolution of Interbank’s correspondent agents according to Interbank’s information.

Mobile Banking

Interbank has developed a robust digital ecosystem that allows its customers to fulfil their financial needs and goals with a 100% digital experience. Its objective is to provide a journey which does not require physical contact so that its clients do not need to physically visit a branch or contact the call center, unless the customer chooses to do so. Interbank offers digital banking to its new and existing customers through its website and its mobile application. In December 2023, Interbank had more than 2.7 million monthly active users and registered over 21.5 million monetary transactions as well as 180.1 million non-monetary transactions. Its mobile application was the highest rated in the Google Play Store among the four largest banks in Peru. In addition to its website and mobile banking channels, Interbank has also developed other digital solutions that address specific customer segments or needs such as Interbank Benefit, a loyalty program, and Cuenta Sueldo APP, where our payroll account customers can access special discounts and benefits. Furthermore, in 2019, Interbank launched Crédito por Convenio APP, which services Interbank’s public sector payroll deduction loan customers.

Interbank’s website provides general information about the bank and its products and services and has a commercial orientation, allowing non-customers to acquire credit cards and loans or open a savings or transactional account.

Interbank’s mobile banking is available to existing customers and its services include: (i) transactions: account balance and transaction inquiries, transfers between accounts to Interbank and other local and international banks, credit card, bills and loan payments, mutual fund investments and cardless ATM withdrawal requests; (ii) after-sales services: lock your card, enable or disable card usage online or abroad, turn on notifications for card usage, mobile transactions and/or ATM withdrawals and divide card transactions into installments; (iii) product cross-sell: credit cards, credit card line extension, pre-approved loans, savings accounts and insurance products; and (iv) personal financial management tools: view your credit score and tips to improve it, spending, creating a budget. Furthermore, as part of its strategy to enhance the digital experience and incentivize its customers to migrate to digital channels, Interbank has digital-only services, such as access to the loyalty program “Interbank Benefit”, the digital savings account “Piggy Bank”, the personal financial management tool Mis Finanzas and a personalized credit score based on customers’ financial behavior.

Increased monthly usage of digital solutions among customers is key to Interbank’s strategy as mobile banking customers interact monthly more than eight times the amount that branch customers do, have lower transactional costs and have a better net promoter score and churn indicators as of December 31, 2023.

Furthermore, in December 2023, 75.3% of Interbank’s retail customers that interacted with the bank through any channel were digital customers, that is, customers that also access Interbank’s services though internet and mobile banking, while monetary transactions in this channel grew by 3.4% from December 2022 to December 2023.

Contact Center

Interbank seeks to prioritize the self-service of its clients, offering the help of service advisors 24/7 who can meet the needs of customers. Interbank’s strategy focuses on delivering first contact solutions, generating value in each contact.

Additionally, we seek to generate value in each touch point, with products and benefits to improve customers’ experience and thus their relationship with the bank. In May 2020, Interbank launched their service bot “AVI” offered through the WhatsApp platform. During 2023, Interbank focused on continuing to grow this channel, reaching 327,000 average monthly interactions, approximately 195,000 of which were self-assisted in December 2023, compared to 131,000 self-assisted interactions in December 2022.

Interbank has a state-of-the-art contact center, which managed an average of over 579,000 assisted interactions per month in 2023, answering inquiries from clients, offering assistance and information, and selling new products to customers. Interbank has a dedicated telephone sales force of 245 employees as of December 31, 2023, which sells credit cards and short loans. The dedicated sales force is a key resource for customer acquisition and for Interbank’s up-selling and cross-selling campaigns.

COVID-19 Measures

In March 2020, the World Health Organization declared Covid-19 a global pandemic, which resulted in several restrictive measures. Since May 2020, the gradual resumption of economic activities began, according to the measures stablished by the Government considering that in the first semester of 2022, the economic activities reached levels before the pandemic. During the Covid-19 pandemic, the MEF, Central Reserve Bank of Peru and the SBS issued several resolutions aimed to alleviate the impacts of the pandemic. Interbank offered various payment rescheduling options to its clients to help them overcome the major economic shock related to the pandemic and the lockdown measures implemented by the government. These rescheduling options refer to the following three schemes:

•	Unilateral: loans proactively rescheduled by us on a portion of the loan balance, in consideration of the client’s debt burden.

•	Partial rescheduling: loans rescheduled at client’s request on a portion of the loan balance.

•	Structural: loans proactively rescheduled by us or at client’s request over the entire loan balance.

The rescheduling of loans could involve modifying payment schedules, granting grace periods, and lowering interest rates, among other measures. In 2023, Interbank continued to support customers that requested additional relief for their rescheduled loans under the Reactiva Perú program, on a case-by-case basis.

Special provisions as a result of social unrest and climate phenomenon

On December 7, 2022, Peruvian former President Pedro Castillo announced his intention to dissolve the Peruvian Congress and to intervene in, among others, the Peruvian judicial branch and Superior Court. Mr. Castillo’s actions were deemed to constitute an attempted coup, which led to his impeachment and arrest. According to the Peruvian Constitution, Mr. Castillo was succeeded by his then vice-president, Dina Boluarte. Following Mr. Castillo’s impeachment, a wave of protests in support of Mr. Castillo erupted across the country, which led President Boluarte to declare a state of emergency across several regions in Peru on December 12, 2022. Protests continued until March 2023.

In that context, the SBS approved a series of measures to reschedule retail loans that had been affected by the protests and social unrest in Peru, similar to those implemented to minimize the impact of the COVID-19 pandemic. Pursuant to Oficio Multiple N° 54961-2022, issued on December 22, 2022, the SBS established exceptional measures applicable to retail loans, allowing financial institutions to amend contractual conditions without characterizing them as refinanced loans as long as the amended loan complied with certain loan characteristics.

Additionally, through Oficio Múltiple N° 12174-2023, issued on March 10, 2023, the SBS established exceptional measures applicable to retail clients according to the geographic scope determined by each financial company and prior analysis of the level of impact on its portfolio of debtors, allowing the entities to amend the contractual conditions of the different types of loans for retail debtors, without such amendment being considered a refinancing provided certain criteria was complied with.

Lastly, due to the high uncertainty caused by the intensity of the “El Niño” phenomenon, in 2023 we have had to increase our monitoring of the performance results of our retail and commercial clients and make subsequent adjustments of expected loss to our model, which in turn creates a certain level of uncertainty in the estimation of expected losses on loans.

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

In order to comply with business and regulatory requirements, Interbank has strengthened its IT governance model incorporating best practices for IT quality assurance, risk evaluation, project management and dividing responsibilities within the teams that operate the technology and the teams that develop new solutions. It has also strengthened its business continuity program through increased redundancy programs and upgraded hardware and software components. This model includes establishing operating partnerships with various leading word-class IT vendors.

Interbank has also made significant investments to upgrade its data centers and central technology platforms. These platforms provide a stable and secure environment for Interbank’s operations, a better understanding of cost drivers, and improve its processes.

Interbank’s IT strategy is focused on projects and platforms that add tangible value to the customer and help accelerate the bank’s digital transformation. This includes to customer facing applications that provide a seamless digital experience to internal and external customers through all of its channels. Interbank also invests in back-end and core applications with the aim of keeping them up to date.

A high percentage of IT investment is aimed at deepening the understanding of the customer to achieve service levels that exceed their expectations, providing solutions to their problems and enabling a commercial platform with contextual and real time offerings. To provide this, and foster a data-driven culture, Interbank has invested in making governed data available and developing AI capabilities as well as monitoring and enhancing the decision-making process across different business units.

Interbank IT unit fully utilizes the new technologies that allow the flexibility, scalability and availability required to fulfill customer demands. APIs, micro services and multicloud environments have been implemented since 2018 to reach these objectives. A close relationship with fintechs also helps Interbank to leverage some capabilities and creates opportunities to learn about the way to approach different solutions. An important fact to consider is the transformation of the working model from a waterfall scheme to an agile framework, based on new processes, tools and cultural changes since 2019. In 2020, the development model evolved to allow remote work, redesigning processes and adopting new tools to achieve an optimal work experience for technology teams while taking care of their communication needs, security and productivity. During 2021, Interbank’s technology teams continued to work remotely, and in 2022, Interbank adopted a hybrid model where technology teams can decide whether they prefer to work remotely or on bank’s premises achieving optimal levels of effectiveness and efficiency. In 2023, technology teams continued working in a hybrid model combining remote work with in-person spaces to ensure proper alignments and team integration.

Insurance Segment

Overview

Interseguro is an insurance company that caters to Peru’s growing middle class. Interseguro is focused on annuities and life insurance. Life insurance is the fastest growing insurance market segment in Peru, which is driven by individuals seeking life protection with savings options. Interseguro has been the leader in the Peruvian annuities (excluding private annuities) segment since 2010, with market shares in terms of premiums of 27.9% and 30.0% for the years ended December 31, 2023 and 2022, respectively.

For the four-year period ended December 31, 2023, Interseguro’s ROE averaged 25.6% compared to 22.9% for the Peruvian insurance industry. For the year ended December 31, 2023, Interseguro’s premiums (excluding disability and survivorship annuities gross premiums) increased 12.8% as compared to 2022, according to the SBS, related to higher sales as a result of a growth of individual life and retail insurance market. During 2023, the survivorship annuities market decreased 39.2% compared to 2022 due to annuities market contraction. This led to Interseguro annuities sales, with survivorship premiums going from S/411.2 million in 2022 to S/231.7 million in 2023, a decrease of 43.7%. For the year ended December 31, 2022, Interseguro’s premiums decreased 4.9% as compared to 2021, according to the SBS, related to lower sales as a result of worse annuities market conditions.

Interseguro intends to leverage its leading position in annuities, as well as Intercorp Peru’s and Interbank’s retail distribution capacity to continue capturing growth opportunities in the insurance industry. In addition, Interseguro expects to continue developing new products to satisfy increasing demand for insurance products by middle class families in Peru.

The growth of annuities is expected to accelerate as the number of Peruvian private pension system affiliates and the Peruvian salaries average increases. From 2010 to 2023, the growth of Peruvian private pension system affiliates was 100%, according to the SBS, and the annual average growth of Peruvian salaries from 2010 to 2023 was 4%, according to INEI. In Peru, employees may choose to accumulate their mandatory retirement contribution in the public or the private pension system. Under the mandatory private pension system, a retiree has the option of converting the capital accumulated in a personal account maintained with an AFP into an annuity offered by a life insurance company, such as Interseguro. In addition to retirement annuities, Interseguro also offers disability annuities to members of the Peruvian private pension system who have been declared permanently or partially disabled. Moreover, Interseguro offers survivorship annuities to beneficiaries of deceased members of the system. Once an annuity client chooses an insurance company, the decision is irrevocable. Besides private pension system annuities, Interseguro offers private annuities, a product that was launched in 2016 and that is sold to any owner of private funds and is not restricted to members of the system and their accumulated capital. This product is aimed at retirees that choose to withdraw the 95.5% of their pension funds and are looking for an option to capitalize such funds.

Interseguro also offers traditional life insurance products, as well as low-cost premium retail insurance products, including credit life, SOAT, credit card protection insurance, among others, mainly sold through Interbank and Intercorp Peru’s complementary channels, as well as digital channels. Interseguro’s life and retail insurance business lines have grown significantly over the last five years. As of December 31, 2023, Interseguro was the third largest consolidated insurance company and the fifth largest life insurance company in Peru in terms of premiums. In addition, in terms of the size of its portfolio, Interseguro was the second largest insurance company in Peru as of December 31, 2023.

For the years ended December 31, 2023, and 2022, Interseguro’s net results were net profit of S/292.1 million (U.S.$ 78.7 million) and net profit of S/255.5 million (U.S.$68.8 million). As of December 31, 2023 and 2022, Interseguro had shareholders’ equity of S/438.1 million (U.S.$ 115.2 million) and S/364.5 million (U.S.$98.1 million), respectively. Interseguro’s ROE for the years ended December 31, 2023 and 2022 was 86.2% and 92.4%, respectively, while ROA was 2.0% and 1.8%, respectively.

For the years ended December 31, 2023 and 2022, Interseguro’s net profit under SBS GAAP were S/315.1 million and S/202.8 million, respectively. The increase in Interseguro’s net profit under SBS GAAP for the year ended December 31, 2023 as compared to 2022 was primarily a result of S/55.9 million increase in net gain of financial investments. According to the SBS, as of December 31, 2023, Interseguro had shareholders’ equity of S/1,338 million as compared to S/1,186 million for 2022. Interseguro’s ROE under SBS GAAP for the year ended December 31, 2023 was 25.6%, as compared to 16.9% for the year ended December 31, 2022. According to the SBS, for the year ended December 31, 2023, Interseguro was the second most profitable insurance company by ROE, when compared to the five other largest insurance companies in Peru.

Interseguro’s Business Lines

Interseguro has three business lines: (1) annuities, (2) retail insurance and (3) individual life.

The following chart shows Interseguro’s and the Peruvian insurance system’s breakdown by life insurance premiums plus collections according to the SBS as of December 31, 2023:

Interseguro

Source: SBS.

Insurance system

Source: SBS.

The following chart shows Interseguro’s gross premiums and collections, according to the SBS for the periods indicated.

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

The following table shows Interseguro’s Annuity Gross Premiums by type from 2019 to 2023.

Annuities Gross Premiums (S/ in Millions)

Source: Company information.

Interseguro’s annuities products include:

Regular Retirement Annuities

Retirement. The retirement annuity product is directed to members of the Peruvian private pension system who are 65 years of age or older and retiring. This product represented 0.4% of annuities sold by Interseguro for the year ended December 31, 2023 as compared to 0.3% for the year ended December 31, 2022 and 0.4% for the year ended December 31, 2021.

Early Retirement. The early retirement product was offered to members of the Peruvian private pension system who are not yet 65 years of age, but who are permitted to have access to their Peruvian private pension system accounts if the savings in such accounts allow for a pension of at least 40% of the average last 120 months’ compensation. The early retirement annuity products represented 0.0% of annuities sold by Interseguro for the year ended December 31, 2023 as compared to 0.0% for the year ended December 31, 2022 and 0.1% for the year ended December 31, 2021. Peruvian law was modified and since May 2019, in order to access this product, men must be at least 55 years old and women 50 years old. This change is intended to fill a loophole in the law that allowed affiliates to deliberately increase their funds with additional deposits, in order to access early retirement and withdraw 95.5% of their total pension funds, regardless of age. This modification closing the loophole should positively impact the annuities market slightly, as it helps in retaining affiliates in the private pension system for longer

Special Early Retirement. The special early retirement product was offered until December 2018 to members of the Peruvian private pension system who are 55 years of age or older and male, or 50 years of age or older and female, and are retiring and have not been contributing to the Peruvian private pension system for at least 12 months. Since May 2019, Peruvian law established that this regime is permanent and in order to access this product, if a retiree receives income during the period in which they have not been contributing, total income must be less than or equal to seven UIT (Unidad Impositiva Tributaria).

This product is more flexible than the standard early retirement annuity product. The special early retirement annuity product represented 0.0% of annuities sold by Interseguro for the year ended December 31, 2023 as compared to 0.0% for the years ended December 31, 2022 and 2021, respectively.

Private Annuities. The Private Annuities product was launched in 2016 allowing the recovery of Interseguro’s premiums and collections from the effects of the Law No. 30425, enacted in 2016. This product can be sold to any owner of private funds and is not restricted to members of the system and their accumulated capital. The annuity can have any duration and the lump sum invested can be partially or totally repaid at the end of the annuity, if it has one. As of the date of this Annual Report on Form 20-F, most of the clients and their funds come from retirees that chose to withdraw 95.5% of their accumulated capital. Private Annuities represented 32.4% of annuities sold by Interseguro for the year ended December 31, 2023 as compared to 26.9% and 32.9% for the years ended December 31, 2022 and 2021, respectively.

Disability and Survivorship Annuities

Disability and Survivorship. Under Peruvian law there is a mandatory insurance coverage for all members of the pension system paid monthly in addition to their contribution. In case a member has been declared permanently or partially disabled, or deceased while having legal beneficiaries, this insurance completes the accumulated capital as if the individual had worked until retirement age, allowing a better pension when applying for the retirement. While this insurance is not an annuity, it is closely related to the one we describe next. Disability and survivorship represented 1.6% of annuities sold by Interseguro for the year ended December 31, 2023 as compared to 1.3% and 1.0% for the years ended December 31, 2022 and 2021, respectively.

The SBS conducts a Dutch auction every two years inviting insurance companies to bid to determine which insurance company will be the provider for this insurance in a two-year period. Interseguro was successful in the 2015 auction, and as a result of the merger with Seguros Sura, they were also a provider for 2017. Interseguro participated in the auction for the 2021-2023 years but were not successful; they expect to bid again at the next auction. Although this will represent a decrease in gross premiums in the following years, Interseguro ceded almost 100% of disability and survivorship gross premiums; therefore, the effect on net profit is minimal.

Disability and Survivorship Annuities. The disability and survivorship annuity product is offered to members of the Peruvian private pension system who have been declared permanently or partially disabled and to beneficiaries of deceased members of the Peruvian private pension system. This annuity is offered in conjunction with the disability and survivorship mandatory insurance. Disability and survivorship annuity products accounted for 65.6% annuities sold by Interseguro for the year period ended December 31, 2023 as compared to 71.5% and 65.7% for the years ended December 31, 2022 and 2021, respectively.

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

For the year ended December 31, 2023, Interseguro’s market share by annuity premiums (including Private Annuities and excluding Previsional Insurance) was 18.9%, nearly 3.1 basis points higher than its next competitor’s market share.

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

Interseguro offers the following retail insurance products:

Credit Life Insurance. The credit life insurance product protects against death or disability of the insured and is designed to pay the debt owed by a customer to the financial institution. This product is available for mortgages, credit cards and personal loans. Credit life insurance represented 59.7% of total retail insurance premiums assumed by Interseguro for the year ended December 31, 2023 as compared to 57.6% and 55.1% for the years ended December 31, 2022 and 2021, respectively.

Debit and Credit Card Protection Insurance. The debit and credit card protection insurance product protects the insured against financial loss, medical expenses for hospitalization or accidental death as a result of theft, assault and abduction. Debit and credit card protection insurance represented 15.2% of total retail insurance premiums assumed by Interseguro for the year ended December 31, 2023 as compared to 6.7% and 8.2% for the years ended December 31, 2022 and 2021, respectively.

SOAT (Seguro Obligatorio de Accidentes de Tránsito). The SOAT product protects against the risk of death or injury to occupants and third parties involved in an automobile accident. The SOAT product is mandatory, and coverage is limited to cover personal injury, excluding any physical damage to the vehicle. The SOAT product accounted for 14.3% of total retail insurance premiums assumed by Interseguro for the year ended December 31, 2023 as compared to 14.4% and 20.1% for the years ended December 31, 2022 and 2021, respectively.

Vehicle Insurance. The vehicle insurance coverage includes damage to vehicles due to traffic accidents, total loss, theft, fire, nature risks, strikes or vandalism and civil liability for occupants and third parties. Occupants’ damages such as permanent disability, healing expenses, funeral expenses and death are also covered. In addition, this insurance includes replacement drivers, cranes and mechanical assistance, among others. Vehicle Insurance represented 3.7%, 5.2% and 4.2% of total retail insurance premiums assumed by Interseguro for the years ended December 31, 2023, 2022 and 2021, respectively.

Loan Protection Insurance. The loan protection insurance covers a specific number of payments of a loan in case the insured loses his job. Loan protection insurance accounted for 3.1% of total retail insurance premiums assumed by Interseguro for the year ended December 31, 2023 as compared to 4.8% and 5.0% for the years ended December 31, 2022 and 2021, respectively.

Extended Warranty. The extended warranty product extends the product’s original warranty period by about 12–24 months. Extended warranty product accounted for 0.1% of total retail insurance premiums assumed by Interseguro for the year ended December 31, 2023 as compared to 2.3% and 3.3% for the years ended December 31, 2022 and 2021, respectively.

Others. The other products category protects against personal accidents. Other products accounted for 4.0% of total retail insurance premiums assumed by Interseguro for the year ended December 31, 2023 as compared to 10.2% and 8.4% for the years ended December 31, 2022 and 2021, respectively.

Individual Life

Although the individual life insurance market remains relatively small in Peru, the market has grown at a CAGR of 4.6% between December 31, 2019 and December 31, 2023. For the year ended December 31, 2023, the individual life insurance market increased 11.3% as compared to 2022, primarily due to the recovery of the Peruvian economy and digitalization of sales processes which boosted sales of individual life products.

Interseguro offers a variety of individual life insurance products, providing a wide range of coverage for the length of a policyholder’s life. Most of Interseguro’s products also provide savings features.

Interseguro’s strategy in individual life insurance consists in adapting its products to the emerging Peruvian middle class, developing a highly trained sales force, achieving high standards of sales efficiency and leveraging digitalization to increase sales of life insurance. For the year ended December 31, 2023, Interseguro positioned itself as the third largest participant in the individual life insurance market, with a 17.4% market share by individual life premiums, according to the SBS.

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

In annuities, Interseguro employed 87 agents, 41 in Lima and 46 outside of Lima as of December 31, 2023. Each salesperson receives continuous training through a multiple-level program, which includes training in macroeconomic background, financial statement analysis, investment policy, marketing techniques and time management. In addition, Interseguro’s annuity sales agents specialize in the sale of different types of annuity products. As a result, Interseguro’s sales force is trained to satisfy each customer’s needs.

In life insurance, Interseguro employed 619 agents, 418 agents in Lima and 201 agents outside of Lima, as of December 31, 2023. In addition, Interseguro employs servicing agents with the aim of servicing existing life insurance policies. We believe that constant training develops effective sales techniques and the skills to assess customer needs, which we believe is one of Interseguro’s critical competitive advantages. Interseguro has a specialized team focused on setting a training curriculum for each salesperson in the first three years with the company as well as in assigning a mentor to each new recruit.

As of December 31, 2023, Interseguro works with three brokers nationwide to offer SOAT. Interseguro also works with insurance brokers to sell SOAT to increase coverage in Peru with limited capital investment. As of December 31, 2023, the brokerage channel accounts for approximately 13.8% of Interseguro’s total SOAT sales.

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

Interseguro’s retail insurance division used the following distribution channels to sell its products as of December 31, 2023:

Strategic Partners	Points of Sale
Interbank	Financial Stores: 153
Plaza Vea: 102 stores
Intercorp Retail	Oechsle: 29 stores

Interseguro’s retail insurance premiums breakdown by distribution channel as of December 31, 2023 is the following:

Strategic Partners	Retail insurance premiums breakdown
Interbank	76.7%
Intercorp Retail (Plaza Vea and Oeschle)	1.1%

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

As of December 31, 2023, Interseguro’s investments amounted to S/14,051.4 million, of which S/12,018.2 million and S/735.0 million were fixed income securities, and equity securities and fund investments, respectively, as compared S/12,582.8 million, of which S/10,544.5 million and S/750.5 million were fixed income securities, and equity securities and fund investments, respectively, for 2022. As of December 31, 2023, investments in real estate projects were S/1,298.2 million (approximately U.S.$350.5 million) as compared to S/1,287.7 million (approximately U.S.$337.6 million) for 2022.

The following tables present a breakdown of Interseguro’s investment portfolio by type of investment as of the dates indicated.

Investments by Type

	Book Value as of December 31,
	2023		2022		2021
	S/ in millions	%	S/ in millions	%	S/ in millions	%
Fixed Income	12,018.2	85.5%	10,544.5	83.8%	10,905.6	82.8%
Corporate Bonds	4,926.7	35.1%	4,327.2	34.4%	4,367.0	33.1%
Peruvian Sovereign Bonds	3,785.7	26.9%	3,126.2	24.8%	3,169.6	24.1%
Foreign Bonds	3,305.8	23.5%	3,091.1	24.6%	3,369.0	25.6%
Equity and Funds	735.0	5.2%	750.5	6.0%	1,045.9	7.9%
Equity	611.9	4.4%	670.9	5.3%	963.2	7.3%
Funds	123.1	0.9%	79.6	0.6%	82.6	0.6%
Real Estate	1,298,2	9.2%	1,287.7	10.2%	1,224.4	9.3%

Total	14,051.4	100.0%	12,582.8	100.0%	13,175.9	100.0%

The following tables present a breakdown of Interseguro’s investment portfolio by currency as of the dates indicated.

Investments by Currency

	Book Value as of December 31,
	2023		2022		2021
Portfolio	S/ in millions	%	S/ in millions	%	S/ in millions	%
Sol(1)	9,592.0	68.3%	8,542.6	67.9%	8,180.3	62.1%
U.S. dollar	4,459.3	31.7%	4,040.2	32.1%	4,995.6	37.9%

Total	14,051.3	100.0%	12,582.8	100.0%	13,175.9	100.0%

(1)	Real estate investments are measured in soles.

The following tables present a breakdown of Interseguro’s investment portfolio by rating as of the dates indicated.

Investments by Rating(1)

	As of December 31,
	2023		2022		2021
	(S/ in millions)%		(S/ in millions)%		(S/ in millions)%
AAA	931.7	28.5%	836.9	27.1%	662.2	21.8%
AA+ to AA-	2,238.9	68.4%	2,221.0	72.0%	2,351.2	77.3%
A+ to A-	102.0	3.1%	25.7	0.8%	27.2	0.9%

Total Local Ratings	3,272.6	100.0	3,040.6	100.0	3,040.6	100.0%

AAA	0.0	0.0%	0.0	0.0%	0.0	0.0%
AA+ to AA-	25.5	0.3%	26.4	0.4%	29.2	0.4%
A+ to A-	507.2	5.8%	477.3	6.4%	211.4	2.7%
BBB+	2,758.2	31.5%	2,383.4	31.9%	2,655.3	33.8%
BBB	2,896.9	33.1%	2,710.0	36.3%	3,356.3	42.7%
BBB-	1,798.9	20.6%	1,252.4	16.8%	1,161.6	14.8%
BB+	454.9	5.2%	262.0	3.5%	143.8	1.8%
BB	0.0	0.0%	0.0	0.0%	0.0	0.0%
BB-	94.6	1.1%	349.5	4.7%	102.7	1.3%
B	209.2	2.4%	0.0	0.0%	204.8	2.6%
CCC+	0.0	0.0%	0.0	0.0%	0.0	0.0%

Total Foreign Rating	8,745.5	100.0	7,461.0	100.0	7,865.0	100.0%

(1)	Includes only credit rated fixed-income investments.

In regards to fixed income, Interseguro prioritizes the investment in local bonds and foreign bonds with a higher risk rating of AA- and BBB-, respectively.

The following table presents a breakdown of Interseguro’s investment portfolio by maturity as of the dates indicated.

Investments by Maturity

	Book Value as of December 31,
	2023	2022	2021
	S/ in millions	S/ in millions	S/ in millions
Maturity
0-5 years	690.6	467.6	121.6
6-10 years	2,030.8	1,264.0	1,287.6
11-20 years	6,076.8	5,445.1	4,461.3
21+ years	3,220.0	3,367.9	5,035.1
No maturity(1)	2,033.2	2,038.2	2,270.3

Total	14,051,3	12,582.8	13,175.9

(1)	Real-estate and equity investments.

Fixed-Income

The fixed-income securities portfolio is mainly composed of long-term fixed rate debt that are eligible instruments to cover reserves, in compliance with the requirements established by the SBS.

As of December 31, 2023, Interseguro’s fixed-income investments represented 85.5% of its total portfolio, of which 35.1% were corporate bonds, 26.9% were Peruvian sovereign bonds, 23.5% were foreign bonds. As of December 31, 2022, Interseguro’s fixed-income investments represented 83.8% of its total portfolio, of which 38.4% were corporate bonds, 24.8% were Peruvian sovereign bonds, 20.5% were foreign bonds. As of December 31, 2021, Interseguro’s fixed-income investments represented 82.8% of its total portfolio, of which 40.0% were corporate bonds, 29.1% were Peruvian sovereign bonds and 30.9% were foreign bonds.

As of December 31, 2023, 72.8% of bonds with international ratings and 27.2% of bonds with local ratings had investment grade status.

Equity and Funds

Substantially all of Interseguro’s equity and funds portfolio is invested in companies with low beta and relatively stable and predictable cash flows. Interseguro’s equity and funds portfolio is invested across Latin America and the United States. As of December 31, 2023, Interseguro’s equity and funds portfolio represented 5.2% and of its total portfolio, of which 64% was invested in foreign securities and 36% in local securities. As of December 31, 2022, Interseguro’s equity and funds portfolio represented 6.0% and of its total portfolio, of which 63.3% was invested in foreign securities and 36.7% in local securities. As of December 31, 2021, Interseguro’s equity and funds portfolio represented 7.9% of its total portfolio, of which 74.2% was invested in foreign securities and 25.8% in local securities.

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

Real estate income derives from the appreciation of real estate property and from rental income from its tenants. Interseguro’s rental income comes primarily from Orquídeas (offices building) and Tabacalera (industrial asset). Tabacalera is an industrial property leased to Teleatento Peru S.A.C, which is a company dedicated to call centers. As of December 31, 2023, Interseguro’s investments in real estate projects represented 9.2% of its total portfolio, as compared to 10.2% and 9.3% for the years ended December 31, 2022 and 2021, respectively.

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

Premiums ceded to reinsurers represented 1.6%, 1.3% and 1.0% of Interseguro’s premiums assumed for the years ended December 31, 2023, 2022 and 2021, respectively (these percentages do not include the reinsurance for the pension-related insurance (disability and survivorship)).

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

Interseguro has undertaken investments in technology with the aim of providing a stable and secure platform to support its rapidly expanding business. In 2012, Interseguro’s insurance company decided to invest in the implementation of an operations system in order to support Interseguro’s planned growth in life and retail insurance, a CRM platform, and business intelligence capabilities, among others. Interseguro invested approximately S/1.9 million in projects for the year ended December 31, 2023 and approximately S/1.5 million in projects for each of the years ended December 31, 2022 and 2021. Interseguro plans to invest approximately S/4.5 million over the next three years in technology.

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

Wealth Management Segment

Overview

Inteligo is a provider of wealth management services through Inteligo Bank, brokerage services through Inteligo SAB and mutual funds management services through Interfondos. Inteligo Bank primarily focuses on individuals with investable assets in the range of U.S.$500,000 and U.S.$10.0 million, where Inteligo believes there is higher growth potential. Inteligo SAB and Interfondos focus on providing brokerage and mutual funds services to individuals with investable assets under U.S.$500,000. As of December 31, 2023, Inteligo had assets under management of S/23,181.5 million (U.S.$6,250.1 million) as compared to S/21,317.4 million (U.S.$5,589.3 million) in 2022. Inteligo’s assets under management grew at a CAGR of 6.1% between December 31, 2019 and December 31, 2023. Inteligo conducts various types of banking, trust, financing, brokerage and investing activities for high net worth individuals.

Inteligo SAB also provides sales and trading operations for individual and institutional customers primarily in the Peruvian capital markets. As of December 31, 2023, Inteligo SAB was the sixth largest broker by market share in equities trading, according to the SMV. Interfondos is the fourth largest mutual fund manager in Peru with a 16.2% market share based on assets under management, according to the SMV.

Inteligo’s result for the year ended December 31, 2023 was a net profit of S/36.2 million, as compared to a net loss S/141.4 million in 2022. As of December 31, 2023, Inteligo had shareholders’ equity of S/920.9 million as compared to S/894.2 million in 2022. Inteligo’s ROE for the year ended December 31, 2023 was 4.0% as compared to a 13.6% loss in 2022.

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

The strength of Inteligo’s financial advisory services has contributed to the growth of its fee income as a percentage of its revenues. Inteligo’s fee income from financial services, net decreased from S/163.3 million for 2022 to S/146.2 million for 2023.

Lending

Inteligo offers lending services through Inteligo Bank to complement its wealth management business only to its existing clients. Most of the loans are categorized as consumer financing.

Inteligo Bank’s loan portfolio was fully collateralized by its clients’ assets as of December 31, 2023. Inteligo’s net loan portfolio totaled S/1,519.7 million as of December 31, 2023, decreasing 14.8% from S/1,784.3 million, as of December 31, 2022. Inteligo’s net loan portfolio represented 34.7% of its total assets as of December 31, 2023 as compared to 35.0% for 2022.

Portfolio Investments

Inteligo manages a proprietary portfolio primarily composed of medium-term investments in fixed-income securities and private equity. Inteligo’s investment team uses third-party funds as well as individual fixed income and equity securities.

Inteligo’s investment portfolio as of December 31, 2023, totaled S/1,855.1 million, an increase of 9.2%, from S/1,698.2 million as of December 31, 2021, mainly explained by purchases of fixed income investments. In addition, Inteligo’s investment portfolio represented 42.4% of total assets as of December 31, 2023 as compared to 33.3% and 40.4% as of December 31, 2022 and 2021, respectively.

The following tables show the composition of Inteligo’s portfolio by asset class as of the dates indicated.

Investments by Asset Class

	As of December 31,
	2023	2022	2021
Asset Class	(S/ in millions)
Fixed income	254.0	210.6	260.2
Equity	436.9	217.7	429.9
Managed accounts (Fixed income)	524.0	263.4	286.0
Managed accounts (Long-Short)	127.2	108.1	115.9
Mutual funds & investment funds	512.9	898.4	1,222.3

Total	1,855.1	1,698.2	2,314.3

Investments by Maturity

	As of December 31,
	2023	2022	2021
Maturity	(S/ in millions)
0-5 years	147.4	149.5	211.0
6-10 years	404.9	203.9	236.7
11+ years	164.4	118.7	86.8
No maturity(1)	1,138.3	1,226.1	1,779.8

Total	1,855.1	1,698.2	2,314.3

(1)	Mutual Funds, equity and private equity investments.

Inteligo’s successful strategy is reflected by the strong growth of its assets under management which had a CAGR of 6.1% between December 31, 2019 and December 31, 2023. For the year ended December 31, 2023, Inteligo’s assets under management increased 8.7%, as compared to 2022. For the year ended December 31, 2022, Inteligo’s assets under management decreased 7.2% as compared to 2021.

The following table shows the composition of Inteligo’s assets under management by asset class as of the dates indicated.

Assets under Management by Asset Class

	As of December 31,
	2023	2022	2021
Asset Class	(S/ in millions)
Fixed income	11,761	10,286	13,908
Equity	9,345	9,416	7,600
Alternative investments	2,075	1,615	1,472

Total	23,181	21,317	22,981

Inteligo’s net profit increased U.S$ 177.7 million between December 31, 2023 and December 31, 2022, due to positive mark-to-market valuation of the proprietary portfolio. For the year ended December 31, 2022, Inteligo’s net profit declined 149.9% as compared to 2021.

Market Segmentation

Inteligo Bank primarily focuses on individuals with investable assets in the range of U.S.$500,000 and U.S.$10 million, where Inteligo believes there is higher growth potential. Inteligo SAB and Interfondos also focus on providing brokerage and mutual funds services to individuals with investable assets under U.S.$500,000. As of December 31, 2023, Inteligo Group had approximately 72,735 clients, respectively, as compared to approximately 66,694 clients, respectively, in 2022.

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

Financial Advisory Team

Inteligo serves its customers through its advisory team of approximately 71 people. Through its relationship managers, Inteligo establishes strong client relationships which result in a loyal and growing customer base. Inteligo’s experienced relationship managers team has acquired specialized product knowledge and deep understanding of its customers’ needs.

Information Technology Unit

Inteligo Bank implemented a new core system in 2020 to support its rapidly expanding operations. As of December 31, 2023, 2022 and 2021, Inteligo Bank had invested S/3.8 million, S/2.6 million and S/2.7 million, respectively, in the development of its technology platform, which will allow it to leverage its existing CRM platform and develop stronger business intelligence capabilities.

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

Payments Segment

Overview

In April 2022, we acquired the remaining 50% equity interest in Izipay, a provider of products and services related to payments acquirer, a correspondent bank and credit cards processor. Moreover, Izipay provides financial services and technology solutions that enable consumers, individual entrepreneurs, micro-merchants, SMEs, in Peru, to make and/or process payments in a safe, seamless, digital, mobile first and affordable manner. Izipay’s technology solutions allow it to (i) be full acquirer company, with a complete set of payment solutions through POS devices and e-commerce, (ii) provide a digital platform with proprietary solutions for business management such as self-check-out, split payments, product and inventory management, business reports, anti-fraud system and CRM, among others. Izipay operates a national, two-sided network at scale that helps merchants and consumers connect, transact, and complete payments, whether they are online or in person. As of December 31, 2023, the number of Izipay total merchant codes in Peru was 1.3 million compared to 0.7 million as of April 2022. Izipay is the leader in physical card payment business in Peru.

For the year ended December 31, 2023, Izipay had consolidated revenues of S/815.9 million and consolidated net profit of S/33.1 million, compared to consolidated revenues of S/754.3 million and consolidated net profit of S/51.2 million for the year ended December 31, 2022, including the period prior to its acquisition. As of December 31, 2023, Izipay had shareholders’ equity of S/249.4 million and ROE of 14.0% for the year ended December 31, 2023, as compared to shareholders’ equity of S/216.3 million as of December 31, 2022 and ROE for the year ended December 31, 2022 of 26.1%.

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

Information Technology Unit

During the year 2023, Izipay invested S/89.6 million, in the development of its technology platform (including POSs, Software and Hardware), which will allow it to leverage its existing platform and develop stronger business intelligence capabilities.

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

From December 31, 2019 to December 31, 2023, the banking system in Peru continued to grow steadily, with gross loans expanding at a four-year CAGR of 5.2%, according to the SBS. A significant part of the growth experienced by the Peruvian financial system since 2017 has been generated by the retail banking sector. Retail loans (including consumer loans and mortgages) grew at a four-year CAGR of 6.8% for the period ended December 31, 2023. As of December 31, 2023, approximately 39.1% of the Peruvian banking sector’s total loans were retail loans, down from higher than the 36.8% as of December 31, 2019.

According to the SBS, the total number of credit cards issued by the Peruvian Banking system as of December 31, 2023 was approximately 6,366 million. For the period ended December 31, 2023, the Peruvian banking system’s credit card loans four-year CAGR was positive 2.8%, while credit cards loans increased 11.5% between December 31, 2022 and December 31, 2023 as a result of economic growth and increased consumer spending.

Mortgage loans in the Peruvian banking system grew at a four-year CAGR of 6.5% for the period ended December 31, 2023 and 5.1% between December 31, 2022 to December 31, 2023. A responsible macroeconomic approach, high housing demand and the promotion of housing programs over the past five years have been the main drivers of mortgage loan growth in Peru and are expected to continue fueling mortgage lending.

Despite this growth, the Peruvian banking system remains underpenetrated in comparison to the banking systems from the group of peer countries in Latin America. As of December 31, 2023, Peru’s loans-to-GDP ratio was 35%, less than half the ratio of 83% for Chile. The Peruvian banking system is highly concentrated in a small number of relatively large participants. The four largest banks accounted for 83.4% of total gross loans and 82.2% of total deposits in the system as of December 31, 2023. Furthermore, foreign banks play a significant role in the Peruvian financial system. As of December 31, 2023, BBVA and Scotiabank, two of the four largest banks in the system, which accounted for a combined 36.3% of total gross loans and 32.8% of total deposits, according to the SBS, were under foreign control. Although other major global banks such as BNP Paribas, Standard Chartered, Intesa, BankBoston, HSBC and Deutsche Bank have ceased operations in Peru over the past 15 years, other foreign banks have entered or have shown interest in entering or increasing their exposure in the Peruvian market.

The Peruvian banking system’s net income CAGR from 2019 to 2023 was 0.4%, reaching S/9,266 million in 2023.

As of December 31, 2023, the banking system cost of risk and past due loan (“PDL”) ratio stands at 2.4% and 4.3%, respectively.

Innovation across Peru’s financial system is shifting banks focus to digital transformation, as consumers increasingly prefer digital transactions. According to ASBANC (Asociación de Bancos del Perú), Peru presents itself as a market with high potential for fintechs because of the substantial percentage of people and small/medium size enterprises that do not have access to the financial system. Fintech companies are not just competitors but can also act as potential strategic partners for banks; these companies have a suitable environment to mature for several reasons: a high level of mobile phone penetration; a rising use of digital services and the relatively low cost of technology.

Interbank is currently the fourth largest bank in Peru, as measured by commercial lending and total assets and third largest bank, as measured by retail lending and total deposits, as of December 31, 2023, and has faced strong competition, including increased pressure on margins, primarily as a result of the presence of commercial banks in the Peruvian market with substantial capital, technology and marketing resources, as well as from Peruvian pension funds that lend to Interbank’s current and potential commercial customers. This increased competition has affected the average interest rates that the Peruvian banking system has been able to charge its customers. Despite being the fourth largest bank in Peru, Interbank continues to be strongly positioned in the consumer sector, being the second largest bank in gross consumer loans as of December 31, 2023, according to the SBS.

The following tables show Interbank, the rest of the Peruvian banking system and their respective market shares as of December 31, 2023.

	Assets			As of December 31, 2023 Total Gross Loans			Deposits
	Balance	Market Share (%)	Rank	Balance	Market Share (%)	Rank	Balance	Market Share (%)	Rank

	(S/ in millions)			(S/ in millions)			(S/ in millions)
BCP	179,522	35.0%	1	118,529	33.8%	1	120,351	35.9%	1
BBVA	104,413	20.4%	2	74,840	21.3%	2	69,676	20.8%	2
Scotiabank	70,421	13.7%	3	52,533	15.0%	3	40,239	12.0%	4
Interbank	68,234	13.3%	4	46,788	13.3%	4	45,342	13.5%	3
BanBif	21,103	4.1%	5	14,075	4.0%	5	14,073	4.2%	5
Mibanco	16,584	3.2%	6	13,165	3.8%	6	9,708	2.9%	6
Pichincha	10,859	2.1%	8	8,741	2.5%	7	7,722	2.3%	7
Santander	11,088	2.2%	7	6,440	1.8%	8	7,188	2.1%	8
Citibank	8,625	1.7%	9	1,966	0.6%	11	6,206	1.9%	9
GNB	5,350	1.0%	10	3,597	1.0%	10	4,138	1.2%	10
ICBC	2,294	0.4%	13	1,045	0.3%	14	1,411	0.4%	14
Falabella	4,728	0.9%	11	3,775	1.1%	9	3,002	0.9%	11
Comercio	2,299	0.4%	12	1,884	0.5%	12	1,510	0.5%	12
Ripley	2,112	0.4%	14	1,633	0.5%	13	1,395	0.4%	15
Alfin Banco	1,143	0.2%	17	718	0.2%	16	917	0.3%	16
Bank of China	1,749	0.3%	15	206	0.1%	17	1,466	0.4%	13
BCI	1,695	0.3%	16	928	0.3%	15	909	0.3%	17

Total	512,218	100.0%		350,865	100.0%		335,251	100.0%

Source: SBS.

(1)	Gross consumer loans do not include mortgage loans.

The following table shows key industry metrics for the main banks by assets and the Peruvian banking system.

	As of December 31, 2023
	Gross Consumer Loans(1)
	Balance	Market Share (%)	Rank

	(S/ in millions)
BCP	18,178	24.7%	1
Interbank	16,345	22.2%	2
BBVA	12,386	16.8%	3
Scotiabank	10,697	14.5%	4
Pichincha	4,354	5.9%	5
Falabella	3,772	5.1%	6
BanBif	2,070	2.8%	7
Ripley	1,633	2.2%	8
Comercio	1,515	2.1%	9
GNB	1,351	2.1%	10
Alfin Banco	651	0.9%	11
Mibanco	423	0.6%	12
Santander	24	0.0%	13
Citibank	0	0.0%	14
ICBC	0	0.0%	15
Bank of China	0	0.0%	16
BCI	0	0.0%	17
Total	73,579	100.0%

	2023	2022	2021	2020	2019
ROE
Interbank	12.3%	17.6%	19.1%	4.3%	22.0%
BCP	20.7%	21.6%	15.9%	4.5%	20.6%
BBVA	16.1%	18.3%	16.3%	7.0%	18.9%
Scotiabank	6.4%	13.7%	10.1%	2.6%	15.9%
Peruvian banking system	14.3%	17.3%	13.3%	4.0%	18.5%
ROA
Interbank	1.3%	1.7%	1.7%	0.4%	2.4%
BCP	2.6%	2.5%	1.6%	0.5%	2.7%
BBVA	1.9%	1.9%	1.5%	0.7%	2.0%
Scotiabank	1.0%	1.9%	1.3%	0.3%	2.1%
Peruvian banking system	1.8%	2.0%	1.4%	0.4%	2.3%
Efficiency Ratio(1)
Interbank	39.3%	42.7%	45.1%	39.4%	38.4%
BCP	38.6%	40.4%	44.7%	40.9%	39.0%
BBVA	38.2%	39.1%	39.3%	40.4%	37.7%
Scotiabank	42.5%	38.7%	42.7%	41.0%	36.1%
Peruvian banking system	40.8%	42.5%	46.6%	43.4%	41.1%
Past-Due-Loan Ratio
Interbank	3.5%	3.0%	3.6%	3.4%	2.6%
BCP	4.2%	4.0%	3.7%	3.2%	2.7%
BBVA	4.7%	4.4%	3.7%	3.2%	3.0%
Scotiabank	4.5%	4.1%	3.9%	5.4%	3.5%
Peruvian banking system	4.3%	4.0%	3.8%	3.8%	3.0%
Coverage Ratio
Interbank	148.7%	163.9%	132.8%	202.3%	176.5%
BCP	140.5%	142.2%	152.5%	192.7%	137.7%
BBVA	137.9%	144.6%	167.2%	192.9%	161.8%
Scotiabank	155.6%	147.4%	154.0%	136.1%	134.7%
Peruvian banking system	144.6%	148.5%	155.5%	177.7%	152.1%
Total Capital Ratio
Interbank	15.5%	15.1%	15.9%	17.0%	15.2%
BCP	17.5%	14.4%	14.9%	14.9%	14.5%
BBVA	15.6%	14.0%	14.1%	13.7%	14.1%
Scotiabank	14.9%	14.0%	14.7%	16.5%	14.5%
Peruvian banking system	16.5%	14.5%	14.9%	15.5%	14.6%

Source: SBS.

(1)	Under SBS criteria.

Note: ROE calculated as net income for the period divided by the average of total equity at the end of the last five quarters. ROA calculated as net income for the period divided by the average of total assets at the end of the last five quarters.

The Peruvian banking system’s net profit was S/9,226 million in 2023, a decrease of 8.8% compared to 2022 due to higher provisions. The following chart shows the evolution of the banking system’s net profit between 2019 and 2023.

Banking system’s Net Profit 2019 — 2023 (S/ in millions)

Source: SBS.

The following chart sets forth, for the metrics indicated below, the year-over-year performance as of December 31, 2023 for the four largest banks in Peru under SBS GAAP.

Total Net Profit CAGR (2019 – 2023) and

Year-Over-Year Performance by Net Profit (As of December 31, 2023 vs. As of December 31, 2022)

Source: SBS.

Note: Banks include international branches.

The banking system’s total loans have shown high growth in the past years, reaching a 5.2% four-year CAGR from 2019 to 2023. The following chart shows the evolution of the Peruvian banking system’s retail and commercial loans between 2019 and 2023 under SBS GAAP.

Banking system’s total loan 2019-2023 (S/ in billion)

Source: SBS.

The following chart sets forth the four-year CAGR from 2019 to 2023 and the year-over-year growth as of December 31, 2023 of total loans under SBS GAAP for the four largest banks in Peru.

Total Loans CAGR (2019 — 2023) and

Year-Over-Year Growth (As of December 31, 2023 vs. As of December 31, 2022)

Source: SBS

Note: Banks include international branches.

The following chart sets forth the CAGR from 2019 to 2023 and the year-over-year growth as of December 31, 2023 of total deposits for the four largest banks in Peru. In 2023, the increase in deposits was primarily due to an increase in both retail and commercial deposits given the higher interest rate environment and the widespread adoption of a “savings” mindset.

Total Deposits CAGR (2019—2023) and

Year-Over-Year Growth (As of December 31, 2023 vs. As of December 31, 2022)

Source: SBS.

Note: Banks include international branches.

Interbank’s past-due-loan ratio as of December 31, 2023 was the lowest among the four largest Peruvian banks, and the banking system’s average. The Banking System’s PDL ratio for 2021, 2022 and 2023 was 3.8%, 4.0% and 4.3%, respectively, while our PDL ratio was 3.6%, 3.0% and 3.5%, respectively. The Banking System coverage ratio for 2021, 2022 and 2023 was 155.5%, 148.5% and 144.6% while Interbank’s coverage ratio was 132.8%, 163.9% and 148.7%. The following chart sets forth the past-due-loan and coverage ratios, under the accounting standards prescribed by the SBS (“Peruvian GAAP”), for the four largest banks in Peru as of December 31, 2023.

Past-Due-Loan and Coverage Ratios (As of December 31, 2023)

Source: SBS.

Note: Banks include international branches.

As of December 31, 2023, Interbank’s past-due-loan ratio in retail and consumer loans was the first and third highest, respectively among the four largest Peruvian banks, due to our clients’ profile and the importance of credit cards in our portfolio. The following charts set forth the past-due-loan ratios in retail and consumer loans for the four largest banks in Peru as of December 31, 2023.

Retail Loans Past-Due-Loan Ratio (As of December 31, 2023)

Source: SBS.

Note: Banks include international branches.

Consumer Loans Past-Due-Loan Ratio (As of December 31, 2023)

Source: SBS.

Note: Banks include international branches.

Interbank had the lowest commercial past-due-loan ratio among the four largest Peruvian banks as of December 31, 2023. The following chart sets forth the commercial past-due-loan ratio for the four largest banks in Peru as of December 31, 2023.

Commercial Loans Past-Due-Loan Ratio (As of December 31, 2023)

Source: SBS.

Note: Banks include international branches.

Fintech Landscape

In recent years, fintech entities have gained global relevance in financial services, with a focus on financial inclusion, payments solutions for individuals and companies, lending activities, insurance and investment needs. According to the CB insights, investments in fintechs on a global basis decreased between 2022 and 2023, while fintech-related investments in Latin America decreased 68% over the same period. In this region, investments in fintech entities have mostly targeted companies in countries like Brazil, Mexico and Colombia, which have critical mass populations. However, in Peru, partnerships between traditional financial institutions and fintech entities have started to occur, which we expect will expand opportunities to share competitive advantages and result in mutually beneficial opportunities to better serve current markets or access new ones. In 2021, Interbank scaled its open banking initiative and integrated with several new partners to offer its financial services through new channels. For example, Interbank announced a partnership with Kambista, a Peruvian fintech which allows users to exchange U.S. dollars to soles through an online currency exchange platform.

Peruvian Insurance Industry and Competition

The Peruvian insurance industry is well-capitalized, with a solvency ratio (patrimonio efectivo / requerimientos patrimoniales) of 130% under Peruvian SBS GAAP as of December 31, 2023, and operates under a well-established regulatory framework.

Following the decline of the industry prior to the COVID-19 pandemic, insurance premiums grew at a four-year CAGR of 9.5% for the period ended December 31, 2023. Insurance premiums in Peru reached S/20.3 billion for the year ended December 31, 2023, representing an 8.1% year-over-year increase.

Life insurance premiums represented approximately 51.9% of total insurance premiums in Peru for the year ended December 31, 2023. In April 2016, a new regulation was approved in Peru, allowing pensioners to withdraw up to 95.5% of their retirement funds. While this measure had a negative impact on market size, life insurance annuities have increased at a CAGR of 4.9% from 2019 to 2023.

Growth of the annuities’ segment is expected to resume as the number of Peruvian private pension system’s retirees and their respective average pension balances increase. Currently, Peru’s private pension system covers nine million citizens, 95.9% of whom are under 65 years (legal retirement age). According to the SBS, in 2023, more than 5.4 million people are expected to retire in Peru between the next 10 and 30 years.

The table below sets forth the number of members in the Peruvian private pension system as of December 31, 2023.

As of December 31, 2023
Age (years)	Number of Members (in thousands)	Percentage of Total
Less than 25	5,225.1	56.3%
26-35	2,717.7	29.3%
36-45	947.7	10.2%
46-55	305.4	3.3%
56-65	77.0	0.8%
More than 65	13.3	0.1%

Total	9,286.2	100.0%

Source: SBS

The chart below sets forth Peruvian insurance premiums for the periods indicated.

Insurance Premiums (S/ in Millions)

Source: SBS.

The chart below shows market share by annuities premiums from 2019 to 2023.

Market Share by Annuities (Excluding Private Annuities) Premiums

Source: SBS.

Note: Interseguro’s figures incorporate Seguros Sura starting November 2018.

As of December 31, 2023, a total of 17 companies comprised the Peruvian insurance industry. As of December 31, 2023, in terms of assets on a consolidated basis, the four largest insurance companies had an 81.6% market share, and the leading two insurance companies had a combined market share of 49.6%. The Peruvian insurance industry is largely represented by Peruvian companies with three of the six largest companies controlled by Peruvian economic groups.

The following table presents market shares by assets and premiums of the six largest insurance companies in Peru as of and for the year ended December 31, 2023.

			Total Assets as of December 31, 2023		Total Net Premiums for the year ended December 31, 2023
Company	Life	Non-Life	(S/ in million)	Market Share (%)	(S/ in million)	Market Share (%)
Rimac	✓	✓	20,216	26.2%	5,950	29.4%
Pacífico Seguros	✓	✓	17,995	23.4%	4,911	24.2%
Interseguro	✓	✓	15,480	20.1%	1,144	5.6%
La Positiva(1)	✓	✓	9,217	12.0%	2,651	13.1%
Mapfre(1)	✓	✓	6,166	8.0%	2,790	13.8%
Protecta Security	✓	✓	3,801	4.9%	545	2.7%

Source: SBS

(1)	La Positiva consolidates La Positiva and La Positiva Vida. Mapfre consolidates Mapfre Peru and Mapfre Peru Vida.

The following chart sets forth the ROEs for Interseguro, its main competitors and the Peruvian insurance industry, from 2019 to 2023.

ROE

Source: SBS.

The following chart shows investment portfolio returns for Interseguro and the Peruvian insurance industry from 2019 to 2023.

Investment Portfolio Returns (2019-2023)

Source: SBS.

Note: Annual Investment portfolio returns calculated as return from investments for the period divided by the average of total investments at the last five quarters.

The following chart shows total investments under Peruvian SBS GAAP of the four largest life insurance companies in Peru as of December 31, 2023:

Investment portfolio (S/ in millions)

Source: SBS

Note: La Positiva consolidates La Positiva and La Positiva Vida.

Insurtech Landscape

In the last 10 years, advances in technology and data analytics have been accelerating the potential development of insurtechs in different parts of the value chain of the insurance industry. Despite a slowdown in Insurtech M&A activity compared to previous years, the market remains vibrant. Notably, European investors are expanding their horizons beyond the United States and

United Kingdom, actively pursuing insurtech opportunities in Europe and Asia. This shift reflects a maturing market where funding prioritizes established players seeking growth investments and strategic acquisitions. This trend is evident in the last decade’s significant funding activity, with Europe and Asia catching up to the US in terms of investment volume. Since 2016, there were 309 deals involving insurtech funding in the United States during this period, in the combined amount of U.S.$ 10.4 billion, while there were 960 deals in Europe, in the combined amount of U.S.$ 10.6 billion, and 65 deals in Asia, in the combined amount of U.S.$1.1 billion.

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

The following chart sets forth fee income for Inteligo Bank and ASB from 2020 to 2023.

Fee Income (S/millions)

The following chart sets forth net income in for Inteligo Bank and ASB from 2020 to 2023.

Net Income (S/. millions)

Source: Company information and Credicorp Ltd.’s quarterly reports.

Interfondos provides mutual fund management services in Peru. Interfondos has been the fourth largest mutual fund manager in Peru in each of the last five years according to the SMV. As of December 31, 2023, Interfondos had a 16.2% market share based on assets under management.

Inteligo SAB provides brokerage services, including sales and trading operations, in Peru’s domestic capital markets. As of December 31, 2023, the Peruvian brokerage industry consisted of 19 brokerage firms. Inteligo SAB has ranked among the largest equity trading platforms in the last five years in terms of trading volumes on the Lima Stock Exchange.

Payments

Izipay operates in the highly-competitive and regulated payments industry, competing with a wide range of businesses, even smaller or younger companies and from all form of physical and electronic payments. This is due to the fact that the payments industry is continuously innovating, changing technologies and adapting to fast paced preference and needs of merchants and consumers.

Izipay’s payments acquirer line primarily competes with merchant acquirers, payment gateways, payment facilitators and other financial technology companies who provide businesses with merchant acquiring services and related services. In this segment, Izipay’s main competitors are: Niubiz, Culqi and Open Pay.

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

Our credit card and prepaid processing business line primarily competes with other third-party payment card processors, the card brands, core banking platform providers, independent software vendors and various other firms that provide products and services to payment card issuers in Peru. Banks do not delegate debit card processing, they do it with their internal core system. Our primary competitor in this space is Unibanca.

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

The regulatory framework for the operation of the Peruvian financial and insurance sector is set in the Peruvian Banking and Insurance Law approved by Law No. 26702, which was enacted in December 1996. The Peruvian Banking and Insurance Law regulates Peruvian financial and insurance companies and private pension funds administrators. In accordance with the Peruvian Banking and Insurance Law, the SBS is responsible for issuing banking regulations and for monitoring the Peruvian banking financial and insurance sector. The SBS supervises and regulates financial institutions such as commercial banks, financial companies, financial leasing companies, small business financial companies, savings and loan corporations, financial services companies such as trust companies and investment banks, insurance companies, private pension fund administrators and savings and loans cooperatives (other financial institutions such as stock brokerage houses and mutual fund managers are subject to different legal frameworks and to the supervision of the SMV). The SBS became operational in 1931.

Financial and insurance institutions must seek the authorization of the SBS before initiating operations. The SBS has administrative and financial autonomy, and its head office is located in Lima. The current chairwoman of the SBS, María del Socorro Heysen Zegarra, was appointed by former President Kuczynski in August 2016.

In June 2011, the Basel Committee announced the issuance of the Basel III principles. The changes introduced have been designed to be implemented progressively. The SBS, by use of its regulatory attributes, has issued several regulations that seek to adapt the Peruvian financial system to the new Basel Capital Accords.

On December 27, 2021, SBS Resolution No. 3921-2021 amended requirements to cover market concentration risk and gave financial institutions a term of two years to adequate to new requirements. Consistent with certain aspects of Basel III, the SBS issued in 2022, SBS Resolution No. 03953-2022 and SBS Resolution No. 03954-2022 in order to update the methodologies for calculating the individual and sector concentration risk buffers (including regional and economic sector concentration) eliminating the capital buffer requirement for risk appetite and maintaining the requirement for measuring the interest rate risk of the banking book.

In March 2022, the Peruvian Banking and Insurance Law was amended by Legislative Decree No. 1531 (which became effective on January 1, 2023) to adapt the regulations applicable to the companies of the financial system, related to the composition of the effective equity to the Basel III principles (including but not limited to the alignment of the capital conservation buffer in the Peruvian regulation to the Basel III principles). In December 2022, the SBS approved six resolutions aimed at adapting the regulatory framework of the financial system more generally to the Basel III principles (including issuance of SBS Resolution No. 3950-2022, which amended the regulation applicable to subordinated debt of financial institutions (Reglamento de Deuda Subordinada Aplicable a las Empresas del Sistema Financiero) (the “Subordinated Debt Regulation Applicable to Financial Institutions”) in order to adjust the application of Basel III standards and to reflect recent amendments to the Peruvian Banking and Insurance Law and entered into effect on January 1, 2023, repealing the prior subordinated debt regulation, which had been approved by SBS Resolution No. 975-2016).

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

Its main responsibilities include: (i) reviewing and approving, with the assistance of the Central Reserve Bank of Peru, the establishment, organization and operations of the institutions it regulates and their subsidiaries; (ii) overseeing mergers, dissolutions and reorganizations of banks, financial institutions and insurance companies; (iii) supervising financial, insurance and related companies from which information on an individual or consolidated basis is required, through changes in ownership and management control (this supervision also applies to non-bank holding companies, such as us and Intercorp Peru); (iv) reviewing the by-laws and amendments thereto of these companies; (v) setting forth criteria governing the transfer of bank shares, when permitted by law, for valuation of assets and liabilities and for minimum capital requirements; (vi) controlling the Central de Riesgos (Bank Risk Assessment Center), to which all banks are legally required to provide information regarding all businesses and individuals with whom they deal without regard to the amount of credit risk (the information provided is made available to all banks to allow them to monitor individual borrowers’ overall exposure to Peru’s financial system); and (vii) supervising the anti-money laundering system through the financial intelligence unit (“UIF,” for its Spanish acronym).

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

The highest decision-making authority within the Central Reserve Bank of Peru is its seven-member Board of Directors. Each Director serves a five-year term. Of the seven Directors, four are selected by the Executive Power and three are selected by Congress. The Chairman of the Central Reserve Bank of Peru is one of the Executive Power nominees but must be approved by Congress.

The Central Reserve Bank of Peru Board of Directors develops and oversees monetary policy, establishes reserve requirements for entities within the financial system, and approves guidelines for the management of international reserves. All entities within the financial system are required to comply with the decisions of the Central Reserve Bank of Peru.

In addition, Law N° 29440 (as amended), designated the Central Reserve Bank of Peru as the Peruvian payment system regulatory authority. As such, it has the authority to issue regulation related to the functioning of the Peruvian payment systems. In that role, under Circular No. 024-2022-BCRP, as amended, the Central Reserve Bank of Peru passed rules on the interoperability of payment services. See “— The Peruvian Payment’s System” for a discussion of applicable obligations to the entities participating in the Peruvian payment system.

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

Banking Regulation and Supervision

Banking regulations and capital adequacy in Peru take into account the recommendations of the Basel Committee. The SBS has adopted the principles and guidelines of Basel II and Basel III. Also, the SBS has mandated a minimum regulatory capital requirement for Peruvian banks and, in accordance with the amendments brought by Legislative Decree No. 1531 to the Peruvian Banking and Insurance Law. In 2022, the SBS also issued resolutions that follow the three objectives for Basel III (i.e., increased capital, establishment of liquidity standards and improvement in the quality of capital). However, the implementation of other Basel III principles, such as the net stable funding ratio, have yet to be implemented in Peru. We cannot provide any assurances as to whether or to what extent the SBS may adopt any pending Basel III standards, and whether these standards will be applied exactly as recommended by the Basel Committee.

Since August 2022, the SBS has issued several regulations focused on furthering Basel III compliance, including regulations or amendments to existing regulation related to subordinated debt (SBS Resolution N° 03950-2022), capital requirements (SBS Resolution N° 03951-2022, SBS Resolution N° 03952-2022 and SBS Resolution N° 03953-2022), capital requirements for credit risk market and operational risks (SBS Resolution N° 03954-2022 and SBS Resolution N° 03955-2022).

Capital Adequacy Requirements—Basel III

Under the amended provisions of Article 199 of the Peruvian Banking and Insurance Law, and on an unconsolidated basis, the regulatory capital (patrimonio efectivo) may not be lower than 10% of its total weighted assets, the latter being defined as the sum of: (i) the regulatory capital allocated to cover market risks multiplied by the inverse of the overall limit (límite global), (ii) the regulatory capital allocated to cover operational risks multiplied by the inverse of the overall limit (límite global); and (iii) the total amount of credit risk-weighted assets. Notwithstanding the foregoing, according to SBS Resolution No. 03952-2022 (as amended from time to time), published on December 27, 2022, the SBS established a gradual implementation schedule (from 8.5% for January—March 2023 to 10% for March 2025 and onward). In addition, the amended provisions of Article 199 of the Peruvian Banking and Insurance Law established that (i) ordinary capital Tier 1 shall be equal or higher than 4.5% of its total weighted assets and (ii) Tier 1 Regulatory Capital shall be equal or higher than 6% of its total weighted assets.

According to the amended provisions of Articles 184 and 185 of the Peruvian Banking and Insurance Law (as amended by Legislative Decree No. 1531), regulatory capital is defined as the sum of: (i) Tier 1 Regulatory Capital; and Tier 2 Regulatory Capital.

Tier 1 Regulatory Capital is comprised of (i) the ordinary equity (which includes common stock and other paid-in capital instruments), capital premiums, dividends, unrealized gains, legal and voluntary reserves, donations and other elements as defined by the SBS and (ii) additional Tier 1 Regulatory Capital, which includes capital instruments, capital premiums and certain subordinated debt, premiums, of the above indicated instruments and other elements as defined by the SBS. Tier 1 ordinary capital is subject to, among others, the following deductions: losses of prior years and of the current year, unrealized losses, any provisions deficit, and goodwill resulting from corporate reorganizations and acquisitions, deferred tax assets, investments in Tier 1 Regulatory securities of other financial institutions, investment in own shares (treasury stock) and others as mandated by the SBS, and additional Tier 1 Regulatory Capital is subject to, among others, the following deductions: holdings, directly or indirectly, of equity and/or subordinated debt instruments eligible for additional Tier 1 Regulatory Capital, which have been issued by the company itself and which are held in treasury and investments in equity and/or subordinated debt instruments eligible for additional Tier 1 Regulatory Capital, issued by companies of the financial system or the insurance system, domestic or foreign and others as mandated by the SBS through general regulations.

Tier 2 Regulatory Capital consists of (i) equity and subordinated debt instruments, not included in Tier 1 Regulatory Capital, that meet the conditions set forth by the SBS, (ii) premiums of the above mentioned instruments, (iii) generic provisions up to 1.25% of the assets and contingencies weighted by credit risk when the standard method is used to determine the regulatory capital requirement for credit risk, and (iv) other elements as defined by the SBS. Tier 2 Regulatory Capital is subject to certain deductions under the law, such as: holdings, directly or indirectly, of equity and/or subordinated debt instruments eligible for additional Tier 2 Regulatory Capital, which have been issued by the company itself and which are held in treasury and investments in equity and/or subordinated debt instruments eligible for additional Tier 2 Regulatory Capital, issued by companies of the financial system or the insurance system, domestic or foreign and others as mandated by the SBS through general regulations.

Banks are required to prepare and submit to the SBS, within the first 15 days of each month, a report analyzing the bank’s assets for the previous month and the total amount of the bank’s regulatory capital. Foreign currency denominated assets are valued in soles at an average exchange rate published by the SBS in effect as of the date of such report. The SBS shall establish the periodicity, format and other pertinent conditions of the reports to be submitted by Peruvian banks. The aforementioned reports must include (i) the equity requirement; (ii) the positions affected by the different risks; (iii) financial statements and other matters considered relevant by the SBS.

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

In addition, SBS Resolution No. 03950-2022 was enacted mainly to reflect the new composition of the regulatory capital. As a result, non-redeemable subordinated debt is taken into account for the computation of additional Tier 1 Regulatory Capital, as opposed to the previous treatment, which allowed its computation as either Tier 1 or Tier 2 Regulatory Capital. Similarly, redeemable subordinated debt becomes part of the computation of Tier 2 Regulatory Capital only.

In accordance with SBS Resolution No. 03952-2022 (as amended from time to time) (which amended the SBS Resolution No. 14354-2009) that became effective on January 1, 2023, the 1,000% factor for risk-weighted assets for intangibles (excluding goodwill), deferred tax assets that originate from operating losses and deferred tax assets that exceed the threshold of 10% of “adjusted total capital” were removed from the computation of regulatory capital. To replicate the deductions established by Basel III, deferred income tax assets net of deferred income tax liabilities arising from temporary differences that do not exceed the threshold of 10% of Tier 1 Regulatory Capital will receive a weighting factor of 250%.

Further Implementation of Basel III Principles

Consistent with certain aspects of Basel III, the SBS issued SBS Resolution No. 03953-2022 and SBS Resolution No. 03954-2022 in order to update the methodologies for calculating the individual and sector concentration risk buffers (including regional and economic sector concentration) eliminating the capital buffer requirement for risk appetite and maintaining the requirement for measuring the interest rate risk of the banking book. Legislative Decree No. 1531 and SBS Resolution No. 03954-2022 aligned the capital conservation buffer in the Peruvian regulation, to the Basel III principles.

Subordinated Debt Regulation

In December 2022, Legislative Decree No. 1531 was further regulated by SBS Resolution No. 03950-2022, which approved the Subordinated Debt Regulation Applicable to Financial Institutions. The Subordinated Debt Regulation Applicable to Financial Institutions provided for two Ordinary Tier 1 Regulatory Capital: (i) Ordinary Tier 1 Regulatory Capital equal to or greater than 4.5% of total risk-weighted assets and contingent liabilities, and (ii) Effective Tier 1 Regulatory Capital which, in its entirety and considering ordinary capital and additional ordinary capital, must be equal to or greater than 6.0%. Moreover, the Subordinated Debt Regulation Applicable to Financial Institutions eliminated Tier 3 Regulatory Capital/Subordinated Debt (i.e., Hybrid Instruments) which were used to cover market risk losses and excluded non-redeemable Subordinated Debt from the computation of Tier 2 Regulatory Capital.

With regards to subordinated debt, the Subordinated Debt Regulation Applicable to Financial Institutions made a distinction between two types of subordinated debt: (i) “Tier 1 Non-redeemable Subordinated Debt” (computable to Tier 1 Regulatory Capital only as additional Tier 1 Regulatory Capital) and (ii) “Tier 2 Redeemable Subordinated Debt” (computable to Tier 2 Regulatory Capital). For the purposes of the regulation, non-redeemable debt means that its principal amount is not amortized and generates perpetual periodic return, while redeemable debt means that its principal amount will be redeemed within a specified period of time.

Regulation of Requirement of Conservation, Economic Cycle and Market Concentration Risk Buffers

Moreover, in December 2022, the SBS issued SBS Resolution No. 03954-2022, which approved the “Regulation for the Requirement of Conservation, Economic Cycle and Market Concentration Risk Buffers” (Reglamento para el Requerimiento de Colchones de Conservación, por Ciclo Económico y por Riesgo por Concentractión de Mercado). This new regulation updated the methodologies for calculating the individual and sector concentration risk buffers, in compliance with the Basel III standards, and further regulated article 199 of the Peruvian Banking and Insurance Law. The Regulation for the Requirement of Conservation, Economic Cycle and Market Concentration Risk Buffers describes four types of risk buffers, to be gradually implemented, namely: (i) Capital Conservation Risk Buffer; (ii) Economic Cycle Risk Buffer; (iii) Market Conservation Risk Buffer; and (iv) Combined Risk Buffer.

The Capital Conservation Risk Buffer provides that companies have to accumulate a risk buffer (over the requirements set forth in article 199 of the Peruvian Banking and Insurance Law) to be used when losses have been incurred during periods of stress. The minimum risk buffer established amounts to 2.5% of total risk-weighted assets and contingent liabilities, which is determined based on the methodology described in the Regulation for the Requirement of Conservation, Economic Cycle and Market Concentration Risk Buffers. Non-compliance with the minimum requirement of risk buffers would result in the application of restrictions in connection with (i) the repurchase of shares that qualify as Tier 1 Regulatory Capital, and (ii) the distribution of profits to Tier 1 Regulatory Capital (e.g., dividends), except for distribution of stock dividends charged to the prior year’s earnings (up to 60.0% for deficit less than or equal to 25.0%, 40.0% for deficit greater than 25.0% and less than or equal to 50.0%, 20.0% for deficit greater than 50.0% and less than or equal to 75.0%, deficit greater than 75.0% does not allow distribution).

The Economic Cycle Risk Buffer serves to counteract fluctuations in the economic cycle by recalibrating the marginal weighting factors of credit risk-weighted assets used for the calculation of this buffer based on the Additional Regulatory Capital Requirement Regulation. The operation aspects of the Economic Cycle Risk Buffer can be divided into “accumulation” and “de-accumulation”. Accumulation means that Ordinary Tier 1 Regulatory Capital must be maintained above the minimum requirements of Article 199 of the Peruvian Banking and Insurance Law, for the amount resulting from applying the calculation methodology chosen by the financial institution. In cases of non-compliance, restrictions will apply in connection with (i) the repurchase of shares that count towards Tier 1 Regulatory Capital and (ii) the distribution of profits to Tier 1 Regulatory Capital (e.g., dividends), except for distribution of dividends in shares. “De-accumulation” means that the buffer is no longer required and the requirement is equal to zero and accumulated Tier 1 Regulatory Capital can be used to cover the economic cycle buffer requirement. The calculations related to the Economic Cycle Risk Buffer shall be conducted (i) monthly when the rule is activated and the requirement is in force and (ii) at the time when the rule is deactivated and the requirement is not in force.

The Market Conservation Risk Buffer seeks to counteract negative effects on the stability of the system and Peru’s economic activity resulting from the potential financial deterioration of large, highly interconnected, difficult to substitute and highly complex companies. It employs, for the purposes of its calculation, a Market Concentration Risk Indicator that considers aspects related to size, interconnection, substitutability and financial infrastructure, and the complexity of the companies in the financial system. This Risk Buffer applies to (i) banks, (ii) investment banks, and (iii) Peruvian multiple operating companies that are part of a bank’s economic group.

Finally, the Combined Risk Buffer is the sum of the Conservation, Economic Cycle and Market Concentration Risk Buffer requirements. In addition to compliance with each individual buffer, the combined buffer requirement to be covered with additional Ordinary Tier 1 Regulatory Capital must be met. The methodology for its calculation is as follows: (i) Ordinary Tier 1 Regulatory Capital (after covering the requirement set in Article 199 of the Peruvian Banking and Insurance Law) minus (ii) the portion of Ordinary Tier 1 Regulatory Capital that covers the Conservation, Economic Cycle and Market Concentration Risk Buffer. If a company fails to comply with the abovementioned requirements, it may continue its operations, however it may not (i) repurchase its shares that count towards Tier 1 Regulatory Capital or (ii) distribute profits to Tier 1 Regulatory Capital (e.g., dividends), except for distribution of dividends in shares.

As of the date of this Annual Report on Form 20-F, Interbank is in compliance with the additional regulatory capital requirements approved by the SBS. Interbank is evaluating the impact of such changes to the regulatory capital requirements on its financial results and condition. As of the date of this Annual Report on Form 20-F, Interbank is fully compliant with applicable capital regulatory requirements, and it expects to continue to comply with such regulatory capital requirements, and does not anticipate such regulatory changes to have a material impact on its solvency.

Liquidity Requirements of Basel III Principles

In December 2012, the SBS approved SBS Resolution No. 9075-2012, requiring a new calculation of the liquidity coverage ratio. The liquidity ratio coverage is a ratio for financial institutions to ensure the maintenance of adequate levels of high-quality liquidity assets (ALAC) that could easily be converted into cash to meet liquidity needs, for a 30-calendar day period, under a stress liquidity scenario. High-quality liquidity assets are defined as assets that are easily and immediately convertible into cash, with minimum or no loss of value during the stress period.

Pursuant to SBS Resolution No. 6694-2015, the SBS defined a plan for the implementation of this ratio. Since January 2019 and moving forward, companies have been required to implement 100% of the liquidity coverage ratio. As of the date of this Annual Report on Form 20-F, Interbank is in full compliance with all regulatory limits required by the SBS. In addition, Interbank’s alert system monitors any deviations so Interbank may take any preventive measures.

In October 2022, the SBS approved SBS Resolution No. 03296-2022 which incorporated, among others, the operational criteria that the high-quality liquidity assets must meet, as well as the categories of such assets, adjusting the liquidity coverage ratios to Basel III (taking into consideration the particularities of the local market). SBS Resolution No. 03296-2022 became effective on January 1, 2024.

Classification of the Loan Portfolio

According to SBS regulations, the provision for loan losses is calculated and recorded following SBS Resolution No. 11356-2008, which sets parameters to determine the calculation of provisions which is based on formulas and the use of specific percentages over the balances of loans and collateral received. For example, banks must consider certain criteria with respect to the borrower, including securities; credit category; borrower’s liquidity, borrower’s equity and outstanding debt, among others. Also, it requires constitution of generic provisions based on total loan portfolio, including generic provisions on not-impaired loans. The loan portfolio provisions which result from such classification differ materially from the loan portfolio provisions which result from our application of IFRS. For a discussion of our loan portfolio classification policies and the resulting provisions, see “Item 4. Information on the Company—Selected Statistical Information—Classification of our Loan Portfolio and—Impairment Allowance for Loans” and “Note 29.1 Credit Risk” to our audited annual consolidated financial statements.

Beginning on January 1, 2021, the SBS introduced a reporting rule under Peruvian GAAP whereby non-revolving credit card loans must be reported as other non-revolving consumer loans. This change resulted in a reduction in Interbank’s credit card loan balances and an increase in consumer loans in the same proportion as the credit card balances were reduced.

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

Banks and financial entities that are not able to monitor, control and identify the risk of over-indebtedness are obliged to maintain a special loan loss reserve. Banks and financial entities that comply with the requirements described above are not required to maintain any such specific provision.

Legal Reserve Requirements

Pursuant to Article 67 of the Peruvian Banking and Insurance Law, all banks must create a legal reserve.

Each year a bank must allocate 10% of its net income to its legal reserve until its legal reserve is equal to 35% of its paid-in capital. Any subsequent increases in paid-in capital will imply a corresponding increase in the required level of the legal reserves to be funded as described above.

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

Consumer Lending

As a general rule, interest rates within the Peruvian financial system are freely determined by the market. However, on March 18, 2021, the Peruvian Congress approved Law No. 31143 (Law that Protects Financial Consumers from Usury) which amended certain articles of the Central Reserve Bank of Peru’s organic law, the Peruvian Banking and Insurance Law and Law N° 28587 (Complementary Law to the Consumer Protection Law on Matters of Financial Services) in order to allow the Central Reserve Bank of Peru to establish maximum interest rates, exclusively, for the activities described in literal c) of Article 221 of the Peruvian Banking and Insurance Law, which include consumer lending and lending to small and micro enterprises. The application of interest rates above the aforementioned limit constitutes a criminal offense typified as usury under Article 214 the Peruvian criminal code. As of the date of this Annual Report on Form 20-F, the maximum interest rate is 101.86% for local currency operations and 82.94% for foreign currency operations. These interest rates are expected to be updated on May 1, 2024.

Other changes brought upon by Law N° 31143 provide a wider protection to consumers include the prohibition to capitalize interests and impose penalties or other commissions (in addition to default interest charges) upon default of the consumer. Furthermore, it established that any commissions or expenses charged by financial institutions must involve the provision of services, additional and/or complementary to the operations contracted by users, effectively rendered and which costs are real and provable through a technical report previously reviewed and approved by the SBS.

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

Under SBS Resolution No. 14354-2009 (as amended from time to time), enacted in November 2009, financial institutions are allowed to use the standardized methodology and, with the prior approval of the SBS, IRB methodologies for calculating their regulatory capital requirement for credit risk. Interbank has not decided if it will request approval from the SBS to adopt the IRB methodology.

In addition, according to SBS Resolution No. 3780-2011 (as amended from time to time), financial institutions are required to implement an organizational structure and certain procedures in connection with control on interest management and strategic needs procedures in order to adequately manage credit risk. SBS Resolution No. 8548-2012, enacted in November 2012, establishes new guidelines for calculation of risk weighted assets for personnel (planilla), credit card and mortgage exposure resulting in more capital requirements for credit risk.

Market Risk

Regulations for the supervision of market risks, enacted in May 1998, require banks to establish internal policies and procedures to monitor these risks, as well as market risk exposure limits. Regulations define market risk as the probability of loss derived from exposure to various classes of commodities, securities, foreign exchange, derivative operations or commercial assets that banks may hold in their portfolio, which may, or may not, be accounted for in their statements of financial position. In June

2009, the SBS enacted SBS Resolution No. 6328-2009 (as amended from time to time), which defines the methodology to be applied, and the requirements to be satisfied, to calculate the regulatory capital requirement for market risks under the standard methodology and the IRB methodology.

Operational Risk

SBS Resolution No. 2115-2009 (as amended), enacted in April 2009, defined the methodology to be applied, and the requirements to be satisfied, by financial institutions in calculating their regulatory capital requirement for operational risk under the IRB methodology, the alternative standardized methodology and the advanced methodologies. However, as the advanced methodologies approach was part of the Basel II principles, this alternative was eliminated as part of SBS Resolution No. 03955-2022’s updates in alignment with the Basel III principles because internal operational risk models had failed to adequately reflect the risks. The IRB methodology uses a bank’s gross operational margin as an “exposure indicator,” and its application does not require the prior approval by the SBS. Application of the alternative standardized methodology requires compliance with certain provisions included in SBS Resolution No. 2115-2009 (as amended from time to time) and prior approval from the SBS.

SBS Resolution No. 2116-2009 (as amended), enacted in April 2009, approved the guidelines for managing operational risk, and defined “operational risk” as the possibility of suffering losses due to inadequate procedures, failures of personnel, IT or external events, including, without limitation, legal risks (but excluding strategic and reputational risk). It also established that a bank’s board of directors is responsible for designing the general policies to manage operational risk and that a bank’s management is in charge of implementing such policies. Finally, it provided that each bank is obligated to create a database of all of such bank’s losses due to operational risk, classifying such losses by event.

Model Risk

SBS Resolution No. 00053-2023 (as amended), enacted in January 2023, introduced regulations on how to manage the risks that arise from the use of models to process information in financial institutions. Model risk is defined as the possibility of losses or adverse consequences arising from weaknesses in model development, validation, implementation, use and monitoring. The foregoing resolution further states that model risk can arise from inadequate specifications or methodologies, erroneous estimates, incorrect assumptions, calculation errors, inaccurate, inappropriate or incomplete data, inappropriate, improper or unforeseen use of the model, lack of understanding of the model’s limitations, and inadequate monitoring and/or controls. This regulation will be gradually implemented commencing in June 2024 through May 2026, given the need to properly implement at the operational level adequate tools to assess the risks that are intended to be managed with the models and the categorization of the models used. Financial institutions within its scope, such as the bank, are required to provide the SBS with assessments of their models in accordance with the schedule determined by SBS.

Management of Legal Proceedings

SBS Resolution No. 2451-2021, enacted in August 2021, established minimum procedures for the management, classification, reporting and creation of provisions in relation to legal proceedings. According to this resolution, financial institutions’ boards of directors must approve policies and procedures covering those matters and fulfilling certain minimum requirements as set forth in the resolution. Furthermore, financial institutions must submit reports to the SBS semi-annually with information on all current litigation matters and, in particular, adverse legal proceedings that are classified as “probable”.

The SBS can request, at any time, additional information on any specific litigation matter, make corrections to classifications and provisions when it considers that the legal proceedings present inconsistencies or are insufficiently sustained.

The resolution also amended the Accounting Manual for financial institutions with respect to the accounting treatment of provisions derived from legal proceedings depending on whether they are classified as “probable”, “remote” or “possible”.

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

Pursuant to SBS Resolution No. 7033-2012 (as amended from time to time), investments in financial instruments by Peruvian banks shall be classified into any of the following categories: (a) investments at fair value with changes in results (short-term), (b) investments available-for-sale, (c) investments until maturity (long-term) and (d) investments in subsidiaries and affiliates.

On July 2018, the SBS issued SBS Resolution No. 2610-2018, which became effective as of October 1, 2018, and amended the regulation on classification and valuation of investments approved by SBS Resolution No. 7033-2012 and its amendments. The main amendment contained in this resolution is the introduction of standard methodology for the identification of impairment of financial instruments classified as available-for-sale investments and held-to-maturity investments. The annex to this resolution has been amended by SBS Resolution No. 04034-2022, which became effective on December 31, 2022.

Reserve Requirements from the Central Reserve Bank of Peru

Under the Peruvian Banking and Insurance Law, all financial institutions regulated by the SBS (except for small-business development non-bank institutions) are required to maintain a legal reserve (encaje) for certain obligations. The Central Reserve Bank of Peru may require additional marginal reserves. The exact level and method of calculation of these reserve requirements is set by the Central Reserve Bank of Peru, which has issued different sets of regulations for foreign and local currency-denominated obligations of banks. The following liabilities, among others, are subject to the reserve requirement: demand and time deposits, savings accounts, certain obligations, securities, certain bonds and funds administered by the bank. Subject to certain requirements, the regulation excludes mid-term and long-term funding (i.e., more than two years) from foreign financial institutions, other central banks, governments or multilateral lending agencies.

In April 2004, the Central Reserve Bank of Peru began requiring reserves on amounts due to foreign banks and other foreign financial institutions, which were not previously considered obligations.

As of December 31, 2023, the minimum legal reserve requirement for local and foreign currency deposits was 6.0% and 9.0%, respectively. Local and foreign currency liabilities are subject to marginal rates of 25% and 35% for funds that exceed a certain level set by the Central Reserve Bank of Peru. Local and foreign currency borrowings from certain foreign sources with an original maturity of two years or less are subject to a 9% special rate. Financial institutions may satisfy the minimum reserve requirements with funds that they hold in vaults or that they have deposited in their accounts at the Central Reserve Bank of Peru.

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

The Central Reserve Bank of Peru also establishes the interest rate payable on reserves that exceed the minimum legal reserve requirement applicable to both local and foreign currency deposits. The current applicable interest rate: (a) for local currency reserves, different from those described below, is the higher of 0.0% or the overnight deposits interest rate, minus 1.95%; and (b) for foreign currency deposits, is the higher of (i) 25.0% of the Chicago Mercantile Exchange (“CME”) Term SOFR for one month minus 10 basis points, and (ii) the CME Term SOFR rate for one month minus 50 basis points. The applicable interest rate is expected to be periodically revised by the Central Reserve Bank of Peru in accordance with monetary policy objectives. In the past, the Central Reserve Bank of Peru has on numerous occasions changed the deposit reserve requirements applicable to Peruvian commercial banks and both the rate of interest paid on deposit reserves and the amount of deposit reserves on which no interest is payable by the Central Reserve Bank of Peru.

Special provisions as a result of COVID-19 pandemic

On March 6, 2021, the Peruvian government, through Emergency Decree No. 026-2021 (which was in force until July 15, 2021), authorized, on an exceptional basis, the rescheduling of loans guaranteed by the Reactiva Perú program for up to S/16 billion (then increased to S/19.5 billion) to provide greater payment flexibility to the beneficiaries of this program. On May 13, 2022, through Emergency Decree No. 011-2022, the Peruvian government approved a second rescheduling for up to S/10 billion. For debtors with loans between S/750,000 and S/10 million, the program will only be available if such debtors evidence a decrease in sales equal or higher than 30% for the fourth quarter of 2022 in comparison to the fourth quarter of 2019.

More recently, through Emergency Decree No. 029-2023 and the amendment No. 287-2023-EF/15 to the Ministerial Resolution 134-2020-EF/15 (Reglamento Operativo del Programa Reactiva Perú), the Peruvian government granted a new rescheduling for the loans under the Reactiva Perú program to which companies were able to apply until September 30, 2023.

Special provisions as a result of social unrest and climate phenomenon

On December 7, 2022, Peruvian former President Pedro Castillo announced his intention to dissolve the Peruvian Congress and to intervene in, among others, the Peruvian judicial branch and Superior Court. Mr. Castillo’s actions were deemed to constitute an attempted coup, which led to his impeachment and arrest. According to the Peruvian Constitution, Mr. Castillo was succeeded by his then vice-president, Dina Boluarte. Following Mr. Castillo’s impeachment, a wave of protests in support of Mr. Castillo erupted across the country, which led President Boluarte to declare a state of emergency across several regions in Peru on December 12, 2022. Protests continued until March 2023.

In that context, the SBS approved a series of measures to reschedule retail loans that had been affected by the protests and social unrest in Peru, similar to those implemented to minimize the impact of the COVID-19 pandemic. Pursuant to Oficio Multiple N° 54961-2022, issued on December 22, 2022, the SBS established exceptional measures applicable to retail loans, allowing financial institutions to amend contractual conditions without characterizing them as refinanced loans as long as the amended loan complied with certain loan characteristics.

Additionally, through Oficio Múltiple N° 12174-2023, issued on March 15, 2023, the SBS established exceptional measures applicable to retail clients according to the geographic scope determined by each financial company and prior analysis of the level of impact on its portfolio of debtors, allowing the entities to amend the contractual conditions of the different types of loans for retail debtors, without such amendment being considered a refinancing provided certain criteria was complied with.

Lastly, due to the high uncertainty caused by the intensity of the “El Niño” phenomenon, in 2023 we have had to increase our monitoring of the performance results of our retail and commercial clients and make subsequent adjustments of expected loss to our model, which in turn creates a certain level of uncertainty in the estimation of expected losses on loans.

Deposit Insurance Fund

Bank deposits are protected by the Fondo de Seguros de Depósito (Deposit Insurance Fund), against bank failure. Specifically, savings deposit by natural persons, savings deposit accounts maintained by non-profit entities and checking accounts are covered in full up to an amount that is revised quarterly by the SBS. For the period between March and May 2024, the maximum coverage amount is S/122,420 per person per bank.

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

Anti-Money Laundering Rules

Money laundering is considered a criminal act in Peru. A special legal framework was established in April 2002, which follows the 40 recommendations of the FATF, established by the G-7. Since then, this legal framework has been amended in order to improve and increase the efficiency of the Peruvian anti-money laundering system.

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

On February 17, 2011, the SBS modified current anti-money laundering provisions through SBS Resolution No. 2108-2011, as amended, in order to adapt these provisions to international standards established by the Financial Action Task Force of South America (Grupo de Acción Financiera de Sudamerica, or “GAFISUD”), in relation to due diligence in the identification of clients according to their risk and profile level, among other considerations. On May 14, 2015 and December 6, 2017, the SBS further amended and supplemented the aforementioned provisions through SBS Resolution No. 2660-2015 and SBS Resolution No. 4705-2017 (each as amended). SBS Resolution No. 2018-2011 was replaced by SBS Resolution No. 2891-2018, which became effective on October 1, 2018.

The government agency responsible for supervising the anti-money laundering system is the UIF, which was made part of the SBS in July 2007. The chairman of this agency is appointed by the chairman of the SBS. Additionally, Law No. 30424, enacted in April 2016 and which took effect on January 1, 2018, as amended, attributes criminal liability to legal entities when crimes related to money laundering, terrorist financing, bribery (including multinational bribery), tax fraud and customs offenses are committed on its behalf or for its benefit by any legal representative or de facto or de iure executive. Such regulation establishes that criminal liability will be exempted or mitigated if the legal entity has adopted an adequate and suitable prevention model following the criteria and minimum guidelines outlined in Law No. 30424. On January 9, 2019, Supreme Decree 002-2019-JUS (Reglamento de la Ley N° 30424) was enacted and took effect, setting forth further regulations and guidelines related to, among other things, the suitable prevention model to be implemented in accordance with Law No. 30424.

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

Intervention by the SBS and Liquidation

Pursuant to the Peruvian Banking and Insurance Law, the SBS has the power to interrupt the operations of a bank in order to prevent, or to control and reduce the effects of, a bank failure. Accordingly, the SBS may intervene in a bank’s business by adopting either a temporary surveillance regime or a definitive intervention regime (“Intervention”) depending on how critical the situation is deemed to be by the SBS. Intervention will be taken upon the occurrence of certain events, including (a) suspension of payments, (b) failure to comply with the restructuring plan during the surveillance regime, (c) regulatory capital is less than 50% of the minimum regulatory capital required (global limit) or (d) deficit or reduction of more than 50% of its regulatory capital in a 12-month period. Less drastic measures, such as (1) placing additional requirements, (2) ordering a capital increase or an asset divesture or (3) imposing a financial restructuring plan, may be also adopted by the SBS when the situation allows for them.

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

Second order—Claims for bank deposits and other types of saving instruments provided under the Peruvian Banking and Insurance Law, in the portion not covered by the Deposit Insurance Fund and the contributions and resources used by such Deposit Insurance Fund to cover the above-described claims for bank deposits and other types of saving instruments.

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

Insurance companies must also maintain a “solvency equity”(patrimonio de solvencia) which must be higher than (a) the solvency margin, or (b) the minimum capital required by law, or S/8,387,375 in accordance with Circular G-222-2024 for the period between January and March 2024. The required amount of solvency equity is recalculated at least monthly and is adjusted for inflation. If the insurance company has operations subject to credit risk, part of the solvency equity should be segregated for their coverage.

The Peruvian Banking and Insurance Law provides that insurance companies should have at all times a regulatory capital that should not be lower than the solvency equity detailed above.

The regulatory capital of Peruvian insurance companies used to cover its operations may be conformed by: (a) the insurance company’s paid-in-capital, voluntary and legal reserves and premium for the issue of shares; and (b) the computable portion of the subordinate debt meeting SBS requirements that such entity establishes for such purpose. Article 299 of the Peruvian Banking and Insurance Law provides the following procedure for the determination of the regulatory capital eligible to cover insurance risks: (a) sum of the paid-in-capital, supplementary capital premium and the legal and voluntary reserves, as applicable; (b) sum of the profit of previous fiscal years and the agreed capitalization of profits for the fiscal year in course; (c) subtraction of the amount of all the investment in subordinate bonds and shares of diverse nature made by insurance companies in other insurance companies engaged in different lines of business; (d) subtraction of the losses of the previous fiscal years and the fiscal year in course; and (e) subtraction of the goodwill of the company that comes from the reorganization of the company, as well as the goodwill that comes from the acquisition of investments.

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

SBS Resolution No. 1143-2021 establishes the guidelines regarding the valuation and accounting record of the mathematical reserves for the insurance policies that grant long-term coverage (more than 1 year). As a result of the application of this regulation, Interseguro has recognized an impact for income/private insurance of S/35 million that will be reflected in accumulated results over the next 14 quarters after initial recognition in 2022.

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

Pursuant to the Investment of Insurance Companies Regulation approved by SBS Resolution No. 1041-2016 (as amended), Interseguro has implemented a plan to reduce its exposure to related parties and comply with the limits established by Article 13 of the Reglamento de Supervisión Consolidada, approved by SBS Resolution No. 11823-2010 (as amended). In addition, Interseguro limits the amount of exposure to the credit risk in any of the issuers of the financial instruments, which it believes enable it to maintain adequate diversification of its financial investment portfolio.

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

General Overview

The regulatory authorities for the payment industry include the Central Reserve Bank of Peru; the Peruvian Antitrust Authority (Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual – “Indecopi”), the SBS

and Data Privacy Authority (Autoridad Nacional de Datos Personales). The Central Reserve Bank of Peru is the governing body of the Peruvian payment systems. The SBS regulates and oversees financial system companies and their financial transactions, including the issuance of cards. The Peruvian Antitrust Authority is the competition authority, which, among other duties, has the power to develop market research to identify potential opportunities for improvement related to the development of conditions of competition for a specific sector and issue recommendations. Finally, the Data Privacy Authority is responsible for the overview of compliance with the law on the processing of personal information.

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

On October 2022, the Central Reserve Bank of Peru issued the Circular No. 024-2022-BCRP (as amended), approving the Interoperability Regulation of Payment Services offered by providers, payment agreements and payment systems. This regulation will allow transactions to be made between all digital wallets that operate in Peru. Specifically, interoperability will allow a user to perform a transfer or digital payment to any person or business, regardless of who operates the digital wallet, functionality or mobile application that is being used, or in which financial institution the user maintains its account.

Such regulation established certain deadlines for entities to start interoperating and meeting the regulation requirements. As of the date of this Annual Report on Form 20-F, all phases for interoperating have been already implemented by Interbank.

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

Banking Regulation and Supervision

Banking regulations on capital adequacy and regulatory framework in The Bahamas take into account the recommendations of the Basel Committee. The Central Bank of The Bahamas has adopted a Basel Implementation Program (the “Program”) and has effectively implemented Pillar I, Pillar II and Pillar III of the Basel II framework. The Pillar I framework focuses on the capital adequacy ratio requirements. Pillar II focuses on the ICAAP (the guidelines in relation to the ICAAP were released in August of 2016), and Pillar III relates to Minimum Disclosures. The Central Bank of The Bahamas has rolled out the capital component of the Basel III framework and in 2017, began to implement other elements namely, the capital buffers, the leverage ratio, the net stable funding ratio and the liquidity coverage ratio. The Bahamas Capital Regulation, 2022 and amended Guidelines for the Management of Capital and the Calculation of Capital Adequacy became effective on July 15, 2022. The Bahamas capital regulations include changes to the methodology for the calculation of risk-weighted assets and Tier 1 capital that could adversely impact Inteligo Bank’s capital adequacy ratio. In 2018, the Central Bank of The Bahamas published two discussion papers focused on minimum disclosures (Pillar III of the Basel II framework) and the net stable funding ratio and the liquidity coverage ratio (main components of Basel III), but following completion of the capital framework, its liquidity is still in the process of being amended.

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

Anti-Money Laundering Laws and Regulations

Money laundering is a criminal act in The Bahamas. The laws of The Bahamas concerning money laundering and combatting the financing of terrorism are contained in the following legislation, as amended: (i) the Proceeds of Crime Act, 2018; (ii)

the Anti-Terrorism Act, 2018; (iii) the Financial Transactions Reporting Act, 2018; (iv) the Financial Transaction Reporting Regulations, 2018; (v) the Financial Transactions Reporting (Wire Transfers) Regulations, 2018; (vi) the Financial Intelligence Unit Act, 2000; and (vii) the Financial Intelligence (Transactions Reporting) Regulations, 2001. The Guidelines for Licensees on the Prevention of Money Laundering & Countering the Financing of Terrorism, issued by the Central Bank of The Bahamas, apply specifically to banks and other licensees of the Central Bank of The Bahamas. The guidelines require banks to establish clear responsibilities and accountabilities to ensure that policies, procedures and controls which deter criminals from using their facilities for money laundering or the financing of terrorism, are implemented and maintained, thus ensuring that they comply with their obligations under the law. Banks must have in place sufficient controls and monitoring systems for timely detection and reporting of suspicious activities, proper verification of their customers’ identities, record keeping in accordance with applicable laws, and ongoing education and training for its employees.

The Bahamas has repealed and replaced the Commercial Entities Substance Requirements Act, 2018 with the Commercial Entities (Substance Requirements) Act, 2023 which requires substantial economic presence in The Bahamas for certain Bahamas incorporated or registered entities that conduct relevant activities. A relevant activity includes the business of banking as conducted by Inteligo Bank. Inteligo Bank has made the appropriate registration in order to seek exemption from the main substance requirements under this legislation as it considers itself to be tax resident in another jurisdiction, Panama, despite being a licensed bank in The Bahamas. As a tax resident in Panama, Inteligo Bank would be exempt from the main substance requirements of the Commercial Entities (Substance Requirements) Act, 2023 due to asserted tax residency outside of The Bahamas. If Inteligo Bank is not considered to be tax resident in Panama, or does not fulfill the requirements of the applicable legislation, it will have to enhance its economic and business presence in The Bahamas in order to comply with the Commercial Entities (Substance Requirements) Act, 2023.

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

Our principal subsidiaries own or lease the following properties:

Interbank

Interbank owns its headquarters, the Interbank Tower, located at Av. Carlos Villarán 140, Urbanización, Santa Catalina, La Victoria, Lima 13, Peru (approximately 46,585 square meters). Although most of its financial store facilities are leased, Interbank owned 41 financial store facilities as of December 31, 2023.

Interseguro

Interseguro owns its administrative and commercial office, located at Av. Javier Prado 492, San Isidro, Lima, Peru (approximately 2,482 square meters). As of December 31, 2023, Interseguro leases two facilities in different provinces of Peru. Most of Interseguro’s facilities outside of Lima are subleased to Interbank.

Inteligo

Inteligo has four offices as of December 31, 2023. Inteligo owns its branch in Panama and leases the rest of the facilities where it operates. Inteligo Bank’s registered headquarters are located at Inteligo Bank—Seventeen Shop Building, First Floor, Collins Avenue & Fourth Terrace, Centreville, Nassau, The Bahamas. Inteligo SAB’s and Interfondos’ registered headquarters are located at Av. Rivera Navarrete 501, San Isidro, Lima, Peru.

Izipay

Izipay has 19 offices as of December 31, 2023. Izipay owns one administrative office, located at Calle Porta 111 Piso 7, Miraflores, Lima, Peru, and leases the rest of the facilities where it operates including its main offices at Av. Jorge Chávez 275 Piso 7, Miraflores, Lima, Peru.

SELECTED STATISTICAL INFORMATION

The following tables present certain selected statistical information and ratios for IFS for the periods indicated. The following information is included for analytical purposes and should be read in conjunction with the information included in “Item 5. Operating and Financial Review and Prospects” and our audited annual consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 20-F. The statistical information and discussion and analysis presented below for the fiscal years ended December 31, 2023, 2022 and 2021 reflect our consolidated financial position with our subsidiaries, Inteligo, Interbank, Interseguro and Izipay (since the acquisition of the remaining 50% equity interest in PMP and Izipay in April 2022), for the fiscal years ended December 31, 2023, 2022 and 2021 and their results of operations for the fiscal years ended December 31, 2023, 2022 and 2021.

Average annual balances are based on five quarterly balances. Nominal average interest rates have been calculated by dividing interest earned on assets or paid on liabilities by the corresponding average annual balances on such assets or liabilities.

As explained in Note 3.2 to our audited annual consolidated financial statements, we have adopted for the first time IFRS 17 “Insurance Contracts”, effective for annual periods beginning on or after January 1, 2023. IFRS 17 replaces IFRS 4 “Insurance Contracts” for annual periods starting on or after January 1, 2023.

The adoption of IFRS 17 did not change the classification of our insurance contracts. However, it provides a comprehensive accounting model for all types of insurance contracts that provides a more consistent framework for insurers, covering all relevant aspects as recognition, measurement, presentation and disclosures.

We have applied IFRS 17 retrospectively and restated comparative information for 2022. Comparative information for 2021 has not been restated, so it is reported under IFRS 4. The impact of the first adoption of IFRS 17 amounted to S/820.5 million recorded as a reduction of retained earnings in our net equity as of January 1, 2022. For further information on IFRS 17, see Notes 3.2 and 3.7 to our audited annual consolidated financial statements.

We have also adopted the following standards, interpretation, or amendments: (i) in connection with the definition of Accounting Estimates, an amendment to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors,” (ii) in connection with the disclosure of Accounting Policies, amendments to IAS 1 “Presentation of Financial Statements” and IFRS Practice Statement 2 “Making Materiality Judgements,” (iii) in connection with Deferred Tax related to Assets and Liabilities arising from a Single Transaction, amendments to IAS 12 “Income Taxes,” and (iv) in connection with the International Tax Reform – Pillar Two Model Rules, amendments to IAS 12 “Income Taxes.” Such standards, interpretations or amendments have not had a significant impact on our consolidated financial statements.

On January 1, 2022, we adopted the following standards, interpretations, or amendments: (i) in connection with costs of fulfilling a contract, an amendment to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets,” (ii) amendments to IFRS 3 “Business Combinations,” (iii) in connection with proceeds before intended use of property, plant and equipment, an amendment to IAS 16 “Property, Plant and Equipment,” (iv) in connection with a subsidiary as a first time adopter, an amendment to IFRS 1 “First-time Adoption of International Financial Reporting Standards,” and (v) in connection with fees in the “10 per cent” test for derecognition of financial liabilities, an amendment to IFRS 9 “Financial Instruments.” Such standards, interpretations or amendments have not had a significant impact on our consolidated financial statements.

On January 1, 2021, we adopted the following standards, interpretations, or amendments: (i) in connection with the interest rate benchmark reform, amendments to IFRS 9 “Financial Instruments”, IAS 39 “Financial Instruments: Recognition and Measurement,” and IFRS 7 “Financial Instruments: Disclosures,” IFRS 4 “Insurance Contracts,” and IFRS 16 “Leases”,– Phase 2; and (ii) in connection with COVID-19 related rent concessions beyond June 30, 2021, an amendment to IFRS 16 “Leases”. Such standards, interpretations or amendments have not had a significant impact on our consolidated financial statements.

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

	For the year ended December 31,
	2023(1)			2022(1)			2021(1)

	(S/ in millions, except for percentages)
	Average Balance	Interest Earned	Nominal Average Rate	Average Balance	Interest Earned	Nominal Average Rate	Average Balance	Interest Earned	Nominal Average Rate
Interest-earning assets:
Cash and due from banks
Soles	2,933.4	48.1	1.6%	3,539.6	55.9	1.6%	8,752.7	38.4	0.4%
Foreign Currency	8,776.0	319.0	3.6%	10,412.5	119.5	1.1%	10,231.2	7.9	0.1%

Total	11,709.4	367.2	3.1%	13,952.1	175.4	1.3%	18,983.9	46.3	0.2%

Investments
Soles	18,012.1	1,104.7	6.1%	16,373.9	1,121.4	6.8%	14,993.1	795.4	5.3%
Foreign Currency	6,988.4	323.9	4.6%	7,653.1	326.0	4.3%	9,394.1	369.4	3.9%

Total	25,000.4	1,428.7	5.7%	24,027.1	1,447.4	6.0%	24,387.2	1,164.8	4.8%

Loans
Soles	34,567.2	4,303.2	12.4%	33,385.0	3,587.3	10.7%	32,502.9	2,878.1	8.9%
Foreign Currency	13,836.4	1,021.4	7.4%	12,630.0	661.2	5.2%	11,492.8	516.5	4.5%

Total	48,403.6	5,324.6	11.0%	46,015.1	4,248.5	9.2%	43,995.7	3,394.6	7.7%

Total interest-earning assets
Soles	55,512.7	5,456.0	9.8%	53,298.6	4,764.6	8.9%	56,248.7	3,711.8	6.6%
Foreign Currency	29,600.8	1,664.4	5.6%	30,695.7	1,106.7	3.6%	31,118.2	893.8	2.9%

Total	85,113.4	7,120.4	8.4%	83,994.2	5,871.3	7.0%	87,366.9	4,605.6	5.3%

Taxable interest income	—	5,460.0	—	—	4,261.2	—	—	3,353.0	—
Non-taxable interest income	—	1,660.4	—	—	1,610.1	—	—	1,252.6	—
Interest-bearing liabilities:
Deposits and obligations
Soles	29,603.8	(1,315.6)	(4.4%)	28,143.4	(782.9)	(2.8%)	29,976.5	(311.7)	(1.0%)
Foreign Currency	19,465.3	(427.7)	(2.2%)	19,954.4	(158.4)	(0.8%)	19,191.5	(93.1)	(0.5%)

Total	49,069.0	(1,743.3)	(3.6%)	48,097.7	(941.3)	(2.0%)	49,168.0	(404.9)	(0.8%)

Due to banks and correspondents(2)
Soles	7,212.7	(366.2)	(5.1%)	7,231.3	(214.4)	(3.0%)	8,078.3	(136.1)	(1.7%)
Foreign Currency	1,590.9	(108.2)	(6.8%)	717.2	(20.5)	(2.9%)	865.1	(20.4)	(2.4%)

Total	8,803.6	(474.4)	(5.4%)	7,948.5	(234.8)	(3.0%)	8,943.5	(156.5)	(1.7%)

Bonds, notes and other obligations
Soles	1,497.7	(28.6)	(1.9%)	2,400.3	(169.2)	(7.0%)	2,552.0	(207.7)	(8.1%)
Foreign Currency	4,647.5	(346.1)	(7.4%)	5,643.0	(316.8)	(5.6%)	5,664.0	(288.9)	(5.1%)

Total	6,145.3	(374.7)	(6.1%)	8,043.2	(486.0)	(6.0%)	8,216.0	(496.6)	(6.0%)

Total Interest-bearing liabilities:
Soles	38,314.2	(1,710.4)	(4.5%)	37,775.0	(1,166.4)	(3.1%)	40,606.8	(655.5)	(1.6%)
Foreign Currency	25,703.7	(882.0)	(3.4%)	26,314.5	(495.7)	(1.9%)	25,720.6	(402.4)	(1.6%)

Total	64,017.9	(2,592.4)	(4.0%)	64,089.5	(1,662.1)	(2.6%)	66,327.4	(1,057.9)	(1.6%)

(1)

As of and for the years ended December 31, 2023, 2022 and 2021, IFS did not maintain any of the following categories on its balance sheets: (i) federal funds sold, (ii) securities purchased with agreements to resell, (iii) federal funds purchased, (iv) securities sold under agreements to repurchase, or (v) commercial paper.

(2)	Includes inter-bank funds

The following tables set forth, by currency of denomination, average balances for our non-interest earning assets and non-interest bearing liabilities and shareholders’ equity for the periods indicated.

	For the year ended December 31,
	2023	2022(restated)(1)	2021

	(S/ in millions)
	Average Balance	Average Balance	Average Balance
Impairment allowance for loans
Soles	(2,058.2)	(1,958.6)	(2,279.4)
Foreign Currency	(132.2)	(83.6)	(214.6)

Total	(2,190.4)	(2,042.3)	(2,494.0)

Investment Property
Soles	1,279.5	1,255.5	1,188.2
Foreign Currency	—	—	—

Total	1,279.5	1,255.5	1,188.2

Property, furniture and equipment, net
Soles	793.2	809.1	811.6
Foreign Currency	—	—	—

Total	793.2	809.1	811.6

Accounts receivable and other assets, net
Soles	1,418.9	1,535.1	1,676.1
Foreign Currency	281.2	285.8	295.5

Total	1,700.1	1,820.8	1,971.6

Intangibles and goodwill, net
Soles	1,645.0	1,322.7	1,034.8
Foreign Currency	—	—	—

Total	1,645.0	1,322.7	1,034.8

Insurance contract assets
Soles	27.9	31.8	—
Foreign Currency	0.7	1.7	—
Total	28.6	33.5	—
Due from customers on acceptances
Soles	—	—	—
Foreign Currency	54.9	65.1	94.0

Total	54.9	65.1	94.0

Deferred Income Tax asset, net
Soles	139.7	191.5	258.6
Foreign Currency	—	—	—

Total	139.7	191.5	258.6

Total non-interest-earning assets:
Soles	3,245.9	3,187.0	2,689.9
Foreign Currency	204.6	269.0	174.9

Total	3,450.5	3,455.9	2,864.8

	For the year ended December 31,
	2023	2022(restated)(1)	2021

	(S/ in millions, except for percentages)
	Average Balance	Average Balance	Average Balance
Non-interest-bearing liabilities:
Due from customers on acceptances
Soles	—	—	—
Foreign Currency	54.9	65.1	94.0

Total	54.9	65.1	94.0

Accounts payable, provisions and other liabilities
Soles	2,164.6	1,798.3	1,945.7
Foreign Currency	1,029.9	1,224.3	713.0

Total	3,194.5	3,022.6	2,658.7

Insurance contract liabilities
Soles	7,612.2	6,749.5	6,876.3
Foreign Currency	4,070.4	4,548.5	4,965.3

Total	11,682.5	11,301.5	11,841.6

Deferred Income Tax Liability, net
Soles	80.8	34.6	0.6
Foreign Currency	—	—	—

Total	80.8	34.6	0.6

Total non-interest-bearing liabilities:
Soles	9,857.6	8,582.4	8,822.6
Foreign Currency	5,155.1	5,837.9	5,772.3

Total	15,012.6	14,423.7	14,594.8

(1)

Our consolidated financial information for 2022 was restated as a result of the first adoption of IFRS 17. We have not restated the comparative financial information for 2021 which is presented on an IFRS 4 basis, as previously reported. See Note 3.2 to the audited annual consolidated financial statements.

Changes in Net Interest and Similar Income and Net Interest and Similar Expense: Volume and Rate Analysis

The following table sets forth, by currency of denomination, changes in our interest revenue and expenses between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates from the year ended December 31, 2023 to the year ended December 31, 2022 and from the year ended December 31, 2022 to the year ended December 31, 2021. Volume and rate variances have been calculated based on movements in average quarterly balances and changes in nominal interest rates, average interest-earning assets and average interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

	December 31, 2023/2022(1)			December 31, 2022/2021(1)
	Increase (Decrease) Due to Changes in:			Increase (Decrease) Due to Changes in:
	Rate	Volume	Net Change	Rate	Volume	Net Change

	(S/ in millions)
Interest-earning assets:
Cash and due from banks(2)
Soles	2.2	(9.9)	(7.8)	99.8	(82.3)	17.5

Foreign Currency	259.0	(59.5)	199.5	109.6	2.1	111.6

Total	261.2	(69.4)	191.8	209.4	(80.2)	129.1

	December 31, 2023/2022(1)			December 31, 2022/2021(1)
	Increase (Decrease) Due to Changes in:			Increase (Decrease) Due to Changes in:
	Rate	Volume	Net Change	Rate	Volume	Net Change

	(S/ in millions)
Investments
Soles	(117.1)	100.5	(16.6)	231.4	94.6	326.0
Foreign Currency	28.7	(30.8)	(2.1)	30.8	(74.2)	(43.4)

Total	(88.4)	69.7	(18.7)	262.2	20.4	282.6

Loans
Soles	568.7	147.2	715.8	614.5	94.8	709.3
Foreign Currency	271.2	89.1	360.2	85.1	59.5	144.7

Total	839.8	236.2	1,076.1	699.6	154.3	853.9

Total interest-earning assets:
Soles	453.8	237.7	691.5	945.7	107.0	1,052.7
Foreign Currency	558.9	(1.3)	557.7	225.5	(12.5)	212.9

Total	1,012.7	236.4	1,249.1	1,171.2	94.5	1,265.7

Interest-bearing liabilities: Deposits and obligations
Soles	(467.8)	(64.9)	(532.7)	(522.1)	51.0	(471.2)
Foreign Currency	(280.1)	10.7	(269.3)	(59.2)	(6.1)	(65.2)

Total	(747.9)	(54.2)	(802.1)	(581.3)	44.9	(536.4)

Due to banks and correspondents
Soles	(152.8)	0.9	(151.8)	(103.4)	25.1	(78.3)
Foreign Currency	(28.3)	(59.4)	(87.7)	(4.3)	4.2	(0.1)

Total	(181.0)	(58.5)	(239.5)	(107.7)	29.3	(78.4)

Bonds, notes and other obligations
Soles	123.2	17.2	140.5	27.9	10.7	38.6
Foreign Currency	(103.7)	74.1	(29.6)	(29.2)	1.2	(28.0)

Total	19.5	91.4	110.9	(1.3)	11.9	10.6

Total Interest-bearing liabilities:
Soles	(497.4)	(46.7)	(544.1)	(597.7)	86.8	(510.9)
Foreign Currency	(412.1)	25.5	(386.6)	(92.6)	(0.7)	(93.3)

Total	(909.4)	(21.3)	(930.7)	(690.3)	86.1	(604.2)

(1)

As of and for the years ended December 31, 2023, 2022 and 2021, IFS did not maintain any of the following categories on its balance sheets: (i) federal funds sold, (ii) securities purchased with agreements to resell, (iii) federal funds purchased, (iv) securities sold under agreements to repurchase, or (v) commercial paper.

(2)	Includes inter-bank funds.

Interest-Earning Assets: Net Interest Margin and Yield Spread

The following table set forth for each of the periods indicated, by currency of denomination, our levels of average interest-earning assets, net interest income, gross yield, net interest margin and yield spread, all on a nominal basis.

	For the year ended December 31,
	2023	2022	2021
Average interest-earning assets
Soles	55,512.7	53,298.6	56,248.7
Foreign Currency	29,600.8	30,695.7	31,118.2

Total	85,113.4	83,994.3	87,366.9

	For the year ended December 31,
	2023	2022	2021
Net interest income(1)
Soles	3,745.6	3,598.2	3,056.3
Foreign Currency	782.4	611.3	491.4

Total	4,528.0	4,209.6	3,547.7

Gross yield(2)
Soles	9.8%	8.9%	6.6%
Foreign Currency	5.6%	3.6%	2.9%

Total	8.4%	7.0%	5.3%

Net interest margin(3)
Soles	6.7%	6.8%	5.4%
Foreign Currency	2.6%	2.0%	1.6%

Total	5.3%	5.0%	4.1%

Yield spread(4)
Soles	5.4%	5.9%	5.0%
Foreign Currency	2.2%	1.7%	1.3%

Total	4.3%	4.4%	3.7%

(1)	“Net interest income” is defined as interest and similar income less interest and similar expense.
(2)	“Gross yield” is defined as interest and similar income divided by average interest-earning assets.
(3)	“Net interest margin” is defined as net interest and similar income divided by average interest-earning assets.
(4)	“Yield spread”, on a nominal basis, represents the difference between gross yield on average interest-earning assets and average cost of interest-bearing liabilities.

Investment Portfolio

The following table sets forth our financial investment portfolio by type on the dates indicated. For more information on our financial investment portfolio as of December 31, 2023, 2022 and 2021, see Note 5 to our audited annual consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F.

	As of December 31,
	2023		2022		2021
	S/ in millions	%	S/ in millions	%	S/ in millions	%
Debt instruments measured at fair value through other comprehensive income	20,912.2	79.5%	16,716.5	74.6%	17,629.8	72.9%
Investments at amortized cost	3,383.0	12.9%	3,231.1	14.4%	3,225.2	13.3%
Investments at fair value through profit or loss	1,556.5	5.9%	1,933.0	8.6%	2,706.2	11.2%
Equity instruments measured at fair value through other comprehensive income	444.9	1.7%	512.9	2.3%	623.7	2.6%

Total	26,296.6	100.0%	22,393.5	100.0%	24,184.9	100.0%

Plus: Accrued interest	425.4		394.1		362.3

Total investments, net	26,772.0		22,787.6		24,547.3

The following tables set forth the maturities of our financial investment portfolio as of December 31, 2023, before accrued interest.

Maturities of Investment Portfolio - Yields

	1 year or less	Weighted Average Yield(1)	1-5 years	Weighted Average Yield(1)	5-10 years	Weighted Average Yield(1)	Over 10 years	Weighted Average Yield(1)	Total
Instruments measured at fair value through other comprehensive income:
Bonds	159.7	23.3%	1,659.1	8.9%	2,883.2	9.8%	4,985.3	5.9%	9,687.2
Peruvian sovereign and global Bonds	605.1	0.0%	2,348.6	5.8%	1,080.2	5.7%	3,742.1	7.3%	7,776.0
Negotiable bank certificates issued by the Central Reserve Bank of Peru	3,449.0	29.6%	—	—	—	—	—	—	3,449.0

Total Instruments measured at fair value through other comprehensive income	4,213.7	52.8%	4,007.6	14.7%	3,963.4	15.4%	8,727.4	13.2%	20,912.2

Investments at amortized cost:
Peruvian sovereign Bonds	634.0	0.0%	580.2	2.1%	1,607.4	14.4%	485.6	3.9%	3,307.3

Total Investments at amortized cost	634.0	0.0%	580.2	2.1%	1,607.4	14.4%	485.6	3.9%	3,307.3

Total investments	4,847.8	52.8%	4,587.9	16.8%	5,570.8	29.8%	9,213.0	17.1%	24,219.5

%	18.5%	—	17.5%	—	21.3%	—	35.1%	—	92.4%

(1)	The weighted average yield for each range of maturity is calculated by dividing the annual interest income by the book value of the debt securities.

Loan Portfolio

The following table sets forth our loans by type of loan, at the dates indicated.

	As of December 31,
	2023		2022		2021
	S/ in millions	%	S/ in millions	%	S/ in millions	%
Loan Portfolio
Loans	35,789.1	74.2%	35,977.7	76.5%	35,490.2	79.4%
Credit cards	6,023.8	12.5%	6,239.3	13.3%	4,814.8	10.8%
Leasing	1,495.3	3.1%	1,174.5	2.5%	1,111.0	2.5%
Discounted notes	1,567.4	3.2%	894.6	1.9%	572.3	1.3%
Factoring receivables	1,244.8	2.6%	1,011.5	2.2%	867.8	1.9%
Advances and overdrafts	14.6	0.0%	38.8	0.1%	41.0	0.1%
Refinanced loans	462.0	1.0%	322.9	0.7%	236.5	0.5%
Past-due and under legal collection loans	1,652.2	3.4%	1,366.0	2.9%	1,554.7	3.5%

Total gross loans	48,249.2	100.0%	47,025.4	100.0%	44,688.2	100.0%

Accrued interest from performing loans	657.4	—	527.6	—	404.9	—
Impairment allowance for loans	(2,349.4)	—	(2,027.9)	—	(2,064.9)	—
Unearned interest and interest collected in advance	(36.7)	—	(22.1)	—	(22.6)	—

Total direct loans, net	46,520.4	—	45,503.0	—	43,005.6	—

Loans by Classification

The following table shows the composition of our loan portfolio by classification for the periods indicated.

	As of December 31,
	2023		2022		2021
	S/ in millions	%	S/ in millions	%	S/ in millions	%
Commercial loans	21,155.5	43.8%	21,412.1	45.5%	22,118.9	49.5%
Consumer loans	16,325.5	33.8%	14,967.8	31.8%	12,514.5	28.0%
Mortgage loans	9,834.4	20.4%	9,286.9	19.7%	8,552.3	19.1%
Small and micro-business loans	933.8	1.9%	1,358.5	2.9%	1,502.5	3.4%

Total direct gross loans(1)	48,249.2	100.0%	47,025.4	100.0%	44,688.2	100.0%

(1)	Includes refinanced loans and past due and under legal collection loans for all periods reported.

Loans by Currency

The following table presents our loan portfolio divided by currency at the dates indicated.

	As of December 31,
	2023		2022		2021
	S/ in millions	%	S/ in millions	%	S/ in millions	%
Foreign currency denominated	14,047.7	29.1%	13,481.9	28.7%	12,088.9	27.1%
Sol denominated	34,201.4	70.9%	33,543.5	71.3%	32,599.4	72.9%

Total gross loans	48,249.2	100.0%	47,025.4	100.0%	44,688.2	100.0%

As of December 31, 2023, 2022 and 2021, we did not have foreign loans that exceeded 1% of our total consolidated assets.

Maturity Composition of Our Portfolio of Loans

The following tables set forth an analysis of our portfolio of loans as of December 31, 2023, 2022 and 2021 by type and by the time remaining to maturity. Loan amounts are presented before deduction of allowances for loan losses.

	As of December 31, 2023(1)
	1 month	1-3 months	3 months -1 year	1-5 years	More than 5 years but less than 15 years	More than 15 years	Past-due loans	Total
	(S/ in millions)
Loans	1,988.4	3,226.6	8,078.4	16,516.2	5,614.1	365.5	1,652.2	37,441.3
Credit cards	1,350.9	1,397.7	1,335.3	1,939.7	0.0	—	—	6,023.8
Leasing	31.9	77.3	649.1	726.7	10.3	—	—	1,495.3
Discounted notes	630.8	590.7	344.9	1.0	—	—	—	1,567.4
Factoring receivables	437.6	472.7	334.5	—	—	—	—	1,244.8
Advances and overdrafts	14.6	—	—	—	—	—	—	14.6
Refinanced loans	7.4	16.5	88.9	316.9	26.6	5.7	—	462.0

Total gross loans	4,461.6	5,781.5	10,831.1	19,500.5	5,651.1	371.2	1,652.2	48,249.2

	As of December 31, 2022(1)
	1 month	1-3 months	3 months -1 year	1-5 years	More than 5 years but less than 15 years	More than 15 years	Past-due loans	Total
	(S/ in millions)
Loans	2,979.8	3,432.0	7,688.4	16,061.5	5,522.5	293.5	1,366.0	37,343.7
Credit cards	1,206.4	1,223.6	1,711.9	2,097.4	—	—	—	6,239.3
Leasing	73.4	60.2	475.6	554.7	10.7	—	—	1,174.5
Discounted notes	399.0	412.0	83.6	—	—	—	—	894.6
Factoring receivables	240.0	565.3	206.2	—	—	—	—	1,011.5
Advances and overdrafts	38.8	—	—	—	—	—	—	38.8
Refinanced loans	8.5	15.2	54.4	203.1	37.4	4.3	—	322.9

Total gross loans	4,945.9	5,708.3	10,220.2	18,916.6	5,570.6	297.9	1,366.0	47,025.4

	As of December 31, 2021(1)
	1 month	1-3 months	3 months -1 year	1-5 years	More than 5 years but less than 15 years	More than 15 years	Past-due loans	Total
	(S/ in millions)
Loans	2,049.3	4,114.6	8,069.1	15,818.4	5,240.4	198.4	1,554.7	37,044.9
Credit cards	893.4	915.6	1,379.3	1,622.7	3.7	—	—	4,814.8
Leasing	39.3	113.9	390.1	548.4	19.2	—	—	1,111.0
Discounted notes	196.5	328.6	47.2	—	—	—	—	572.3
Factoring receivables	121.7	454.3	291.8	—	—	—	—	867.8
Advances and overdrafts	41.0	—	—	—	—	—	—	41.0
Refinanced loans	4.2	8.9	44.7	141.8	30.7	6.1	—	236.5

Total gross loans	3,345.5	5,935.9	10,222.3	18,131.4	5,294.0	204.5	1,554.7	44,688.2

(1)

Includes the balance of disbursements made by Interbank within the “Reactiva Perú” program. The balance of these loans as of December 31, 2023, December 31, 2022 and December 31, 2021 amounted to S/802.6 million, S/2,299.9 million and S/4,896.1 million, respectively.

Classification of Our Loan Portfolio - Analysis of Substandard and Past Due Loans

The following tables provide the classification of our loans as of December 31, 2023, 2022 and 2021, respectively, calculated under the requirements of IFRS 9:

	As of December 31, 2023
Direct and indirect Loans	Stage 1	Stage 2	Stage 3	Total
	(S/ in millions)
Not impaired
High grade	39,087.4	1,526.2	—	40,613.6
Standard grade	2,864.7	1,725.7	—	4,590.4
Sub-standard grade	1,370.3	1,481.9	—	2,852.2
Past due but not impaired	1,949.9	1,460.1	—	3,410.0
Impaired
Individually impaired	—	—	42.4	42.4
Collectively impaired	—	—	1,484.1	1,484.1

Total gross loans	45,272.3	6,193.9	1,526.5	52,992.6

Direct loan portfolio	41,248.0	5,490.5	1,510.7	48,249.2
Indirect loan portfolio	4,024.3	703.4	15.8	4,743.5

Total gross loans	45,272.3	6,193.9	1,526.5	52,992.6

	As of December 31, 2022
Direct and indirect Loans	Stage 1	Stage 2	Stage 3	Total
	(S/ in millions)
Not impaired
High grade	39,559.3	1,513.8	—	41,073.1
Standard grade	4,295.0	874.8	—	5,169.7
Sub-standard grade	778.7	1,000.3	—	1,779.0
Past due but not impaired	1,124.6	1,150.1	—	2,274.7
Impaired
Individually impaired	—	—	55.2	55.2
Collectively impaired	—	—	1,161.0	1,161.0

Total gross loans	45,757.5	4,539.0	1,216.2	51,512.7

Direct loan portfolio	41,798.1	4,037.2	1,190.1	47,025.4
Indirect loan portfolio	3,959.4	501.8	26.1	4,487.3

Total gross loans	45,757.5	4,539.0	1,216.2	51,512.7

	As of December 31, 2021
Direct and indirect Loans	Stage 1	Stage 2	Stage 3	Total
	(S/ in millions)
Not impaired
High grade	37,337.4	775.7	—	38,113.1
Standard grade	4,487.6	371.8	—	4,859.4
Sub-standard grade	1,952.2	1,274.7	—	3,226.9
Past due but not impaired	729.7	862.4	—	1,592.0
Impaired
Individually impaired	—	—	54.0	54.0
Collectively impaired	—	—	1,283.3	1,283.3

Total gross loans	44,506.8	3,284.6	1,337.2	49,128.7

Direct loan portfolio	40,522.5	2,853.6	1,312.2	44,688.2
Indirect loan portfolio	3,984.4	431.0	25.1	4,440.5

Total gross loans	44,506.8	3,284.6	1,337.2	49,128.7

Impairment Allowance for Loans

The following tables show the allocation for our impairment allowance for loans as of December 31, 2023, 2022, and 2021:

	As of December 31,
	2023		2022		2021
	(S/ in millions)%		(S/ in millions)%		(S/ in millions)%
Commercial loans	296.2	12.5%	282.4	13.7%	383.2	18.2%
Consumer loans	1,862.4	78.7%	1,622.4	78.6%	1,401.7	66.6%
Mortgage loans	87.2	3.7%	61.6	3.0%	155.2	7.4%
Small and micro-business loans	121.5	5.1%	96.9	4.7%	165.1	7.8%

Total(1)	2,367.4	100.0%	2,063.4	100.0%	2,105.2	100.0%

(1)

Includes impairment allowance for indirect loans amounting to S/17.9 million as of December 31, 2023, S/35.5 million as of December 31, 2022 and S/40.3 million as of December 31, 2021. See Note 6(d.2) to our audited annual consolidated financial statements.

The following table shows the changes in our impairment allowance for loans for the periods indicated.

	For the years ended December 31,
	2023	2022	2021
	(S/ in millions)
Balance as of January 1	2,063.4	2,105.2	3,042.6
Provision	1,981.8	830.6	381.6
Recoveries of written-off loans	138.9	155.1	182.0
Written-off loans and sales	(1,813.7)	(1,021.5)	(1,525.1)
Translation result and others	(3.0)	(6.0)	24.2

Balance as of December 31,	2,367.4	2,063.4	2,105.2

Allowances for indirect loans	17.9	35.5	40.3
Allowances for direct loans	2,349.4	2,027.9	2,064.9

Total allowances for loan losses	2,367.4	2,063.4	2,105.2

Allowances for Loan Losses at end of Period as a Percentage of Total Loans	4.9%	4.4%	4.7%
Ratios of Charge-Offs to Average Balance
Commercial loans	0.1%	0.1%	0.0%
Consumer loans	3.2%	1.8%	3.0%
Mortgage loans	0.0%	0.0%	0.0%
Small and micro business loans	0.3%	0.2%	0.2%

The ratio of allowances for loan losses to average loans was 4.9% in 2023 compared to 4.4% in 2022. The higher ratio was mainly explained by higher allowances for direct loans in addition to growth in the average balance of loans.

Higher allowances for direct loans were explained by increase in provision requirements in consumer loans and mortgages. These effects were partially offset by higher allowances for loans in commercial and small and micro-business loans.

The following tables show the changes in our impairment allowance for loans (direct and indirect) by line of business for the period indicated.

	For the Year Ended December 31, 2023
	Commercial loans	Mortgage loans	Consumer loans	Small and micro-business loans	Total
	(S/ in millions)
Balance as of January 1	282.4	61.6	1,622.4	96.9	2,063.4
Provision	73.9	29.7	1,764.1	114.1	1,981.8
Recovery of written-off loans	5.2	—	123.7	10.0	138.9
Written-off loans and sales	(63.0)	(3.6)	(1,647.6)	(99.6)	(1,813.7)
Translation result and others	(2.3)	(0.5)	(0.2)	(0.0)	(3.0)

Balance as of December 31	296.2	87.2	1,862.4	121.5	2,367.4

	For the Year Ended December 31, 2022
	Commercial loans	Mortgage loans	Consumer loans	Small and micro-business loans	Total
	(S/ in millions)
Balance as of January 1	383.2	155.2	1,401.7	165.1	2,105.2
Provision	(34.1)	(90.1)	966.9	(12.1)	830.6
Recovery of written-off loans	5.9	—	140.4	8.7	155.1
Written-off loans and sales	(68.4)	(2.3)	(886.2)	(64.7)	(1,021.5)
Translation result and others	(4.4)	(1.2)	(0.4)	—	(6.0)

Balance as of December 31	282.4	61.6	1,622.4	96.9	2,063.4

	For the Year Ended December 31, 2021
	Commercial loans	Mortgage loans	Consumer loans	Small and micro-business loans	Total
	(S/ in millions)
Balance as of January 1	294.7	188.0	2,413.4	146.5	3,042.6
Provision	98.6	(36.1)	225.6	93.5	381.6
Recovery of written-off loans	1.4	—	175.3	5.3	182.0
Written-off loans and sales	(27.4)	(2.4)	(1,414.9)	(80.3)	(1,525.1)
Translation result and others	15.9	5.7	2.3	0.2	24.2

Balance as of December 31	383.2	155.2	1,401.7	165.1	2,105.2

Composition of Deposits and Obligations

The following tables provide information on the composition of our deposits obligations for the periods indicated.

	As of December 31,
	2023		2022		2021
	(S/ in millions)%		(S/ in millions)%		(S/ in millions)%
Demand deposits
Soles	8,202.7	16.7%	7,467.3	15.4%	7,943.1	16.2%
Foreign currency	5,173.7	10.5%	6,357.6	13.1%	6,490.1	13.3%

Total	13,376.4	27.2%	13,824.8	28.5%	14,433.2	29.5%

Savings deposits
Soles	11,382.6	23.1%	12,395.3	25.5%	13,665.4	27.9%
Foreign currency	6,373.5	13.0%	8,516.4	17.5%	8,876.4	18.2%

Total	17,756.1	36.1%	20,911.7	43.1%	22,541.8	46.1%

Time deposits
Soles	10,242.0	20.8%	8,285.3	17.1%	6,060.4	12.4%
Foreign currency	7,046.6	14.3%	4,581.4	9.4%	4,893.8	10.0%

Total	17,288.6	35.1%	12,866.7	26.5%	10,954.2	22.4%

Others
Soles	593.5	1.2%	695.6	1.4%	713.8	1.5%
Foreign currency	173.6	0.4%	231.9	0.5%	254.9	0.5%

Total	767.1	1.6%	927.5	1.9%	968.7	2.0%

Total deposits
Soles	30,420.8	61.8%	28,843.5	59.4%	28,382.7	58.0%
Foreign currency	18,767.4	38.2%	19,687.2	40.6%	20,515.2	42.0%

Total	49,188.2	100.0%	48,530.7	100.0%	48,897.9	100.0%

As of December 31, 2023, 2022 and 2021, we did not have individual material deposits by foreign depositors that exceeded 10% of our total Deposits and Obligations.

The following table provides information on the composition of our domestic and foreign deposits, by average balances and average nominal rate, for the periods indicated.

	For the year ended December 31,
	2023	2022	2021
	(S/ in millions)
Deposits in Domestic Offices
Demand deposits
Average balance
Soles	7,582.1	8,127.6	8,966.5
Foreign currency	4,294.4	4,552.9	4,348.0

Total	11,876.5	12,680.5	13,314.5

Average nominal rate
Soles	4.5%	3.2%	0.4%
Foreign currency	1.6%	0.5%	0.1%

Total	3.4%	2.2%	0.3%

Savings deposits
Average balance
Soles	11,259.1	12,832.2	13,025.1
Foreign currency	7,375.7	8,562.4	7,156.7

Total	18,634.8	21,394.6	20,181.9

Average nominal rate
Soles	1.4%	1.0%	0.7%
Foreign currency	0.8%	0.4%	0.2%

Total	1.2%	0.7%	0.5%

Time deposits
Average balance
Soles	10,129.6	6,469.5	6,876.7
Foreign currency	4,060.3	2,758.7	3,653.5

Total	14,189.9	9,228.2	10,530.2

Average nominal rate
Soles	7.1%	4.6%	1.1%
Foreign currency	4.3%	1.1%	0.3%

Total	6.3%	3.6%	0.8%

Others
Average balance
Soles	632.9	714.1	1,108.2
Foreign currency	199.6	243.1	358.6

Total	832.5	957.1	1,466.8

Average nominal rate
Soles	6.8%	6.6%	5.0%
Foreign currency	4.2%	4.1%	1.8%

Total	6.2%	6.0%	4.2%

Deposits in Foreign Offices
Demand deposits
Average balance
Soles	—	—	—
Foreign currency	1,269.1	2,004.8	1,990.8

Total	1,269.1	2,004.8	1,990.8

Average nominal rate
Soles	0.0%	0.0%	0.0%
Foreign currency	0.0%	0.0%	0.0%

Total	0.0%	0.0%	0.0%

Time deposits
Average balance

	For the year ended December 31,
	2023	2022	2021
Soles	—	—	—
Foreign currency	2,266.2	1,832.5	1,683.7

Total	2,266.2	1,832.5	1,683.7

Average nominal rate
Soles	0.0%	0.0%	0.0%
Foreign currency	4.1%	3.1%	1.9%

Total	4.1%	3.1%	1.9%

Uninsured Deposits

Uninsured deposits are deposits that are in excess of local deposit insurance fund, see “Regulation and Supervision—Banking regulations and supervision - Deposit Insurance Fund”, calculated based on the respective local regulations, as well as deposits in uninsured accounts. As of December 31, 2023, 2022 and 2021 total estimated uninsured deposits were S/30,519.8 million, S/30,520.7 million and S/31,717.8 million, respectively.

The table below, shows the maturity of estimated uninsured time deposits as of December 31, 2023.

For the year ended December 31, 2023
(S/ in millions)
Uninsured time deposits
Within 3 months	10,021.0
From 3 to 6 months	3,379.0
From 6 to 12 months	3,078.3
Over 12 months	806.3

Total uninsured time deposits	17,284.6

The following tables provide information on the maturity of our deposits for the periods indicated.

	As of December 31, 2023
	1 month	1-3 months	3 months-1 year	1-5 years	More than 5 years	Total
	(S/ in millions)
Maturity of Deposits
Demand deposits	13,376.4	—	—	—	—	13,376.4
Saving deposits	17,756.1	—	—	—	—	17,756.1
Time deposits	6,131.7	3,890.6	6,458.1	512.3	296.0	17,288.6

Total	37,264.1	3,890.6	6,458.1	512.3	296.0	48,421.1

Percentage of Total	77.0%	8.0%	13.3%	1.1%	0.6%	100.0%

	As of December 31, 2022
	1 month	1-3 months	3 months-1 year	1-5 years	More than 5 years	Total
	(S/ in millions)
Maturity of Deposits
Demand deposits	13,824.8	—	—	—	—	13,824.8
Saving deposits	20,911.7	—	—	—	—	20,911.7

	As of December 31, 2022
	1 month	1-3 months	3 months-1 year	1-5 years	More than 5 years	Total

	(S/ in millions)
Time deposits	2,797.7	1,973.3	6,788.7	1,023.5	283.5	12,866.6

Total	37,534.3	1,973.3	6,778.7	1,023.5	283.5	47,603.2

Percentage of Total	78.8%	4.1%	14.3%	2.2%	0.6%	100.0%

	As of December 31, 2021
	1 month	1-3 months	3 months-1 year	1-5 years	More than 5 years	Total

	(S/ in millions)
Maturity of Deposits
Demand deposits	14,433.2	—	—	—	—	14,433.2
Saving deposits	22,541.8	—	—	—	—	22,541.8
Time deposits	4,679.0	2,205.2	3,430.8	377.9	261.3	10,954.2

Total	41,654.0	2,205.2	3,430.8	377.9	261.3	47,929.2

Percentage of Total	86.9%	4.6%	7.2%	0.8%	0.5%	100.0%

Short-Term Borrowings

The following tables provide information on the composition of our short-term borrowings for the periods indicated.

	As of December 31,
	2023		2022		2021
	(S/in millions)	Average rate	(S/in millions)	Average rate	(S/ in millions)	Average rate
Inter-bank funds	119.7	6.8%	30.0	7.5%	—	0.0%
Due to banks and correspondents	4,485.8	5.1%	2,107.8	5.0%	822.1	2.5%
Bonds, notes and other obligations	0.0	0.0%	—	0.0%	—	0.0%

Total	4,605.5	5.1%	2,137.8	5.0%	822.1	2.5%

	As of December 31,
	2023	2022	2021

	(S/in millions except for percentages)
Average balance	3,349.1	1,445.1	1,335.0
Maximum quarter-end balance	4,669.1	2,137.8	1,916.2
Weighted-average nominal interest rate	5.9%	4.7%	1.6%

ETHICS AND CORPORATE COMPLIANCE

IFS is firmly committed to promoting a world-class ethics and compliance program (the “Compliance Program”), fostering an ethics-driven compliance culture within its subsidiaries. Thus, IFS has a corporate compliance policy (the “IFS Corporate Compliance Policy”) based on local and US regulations, international best practices, and our principles and values.

The Compliance Program aims to promote corporate policies and procedures of effective internal controls designed to prevent, detect, and report inappropriate conducts, comply with laws and regulations, and mitigate reputational risk to maintain a sustainable business. In addition, this program is enhanced and strengthened by a sanction program and continuous mandatory training for all employees, including tailored training for the board of directors, front office, and compliance team members to prevent misconduct and reinforce compliance policies.

The Compliance Program is led by the Chief Compliance Officer (“CCO”), who reports directly to the board of directors and indirectly to the CEO and is responsible for overseeing the Compliance Program within the organization. Moreover, each subsidiary has a Compliance Officer who reports to the CCO and to their respective board of directors.

The Compliance Program has a risk-based approach, which focuses on mitigating the risk of wrongdoing that could negatively impact our reputation. Our program includes the following policies:

Anti-Money Laundering / Anti-Terrorist Financing (“AML/ATF”)

IFS has implemented a risk-based AML/ATF program according to regulations pursuant to which each subsidiary operates, as well as international standards, and best practices, including the Financial Action Task Force (FATF).

In the context of the digital era, we are continuously working on incorporating knowledge-based systems and tools to help us prevent and detect money laundering and financing of terrorism by using customized risk models.

The subsidiaries have implemented their policies and procedures in accordance with the IFS Corporate Compliance Policy and local regulation, approved by their respective boards of directors and reviewed on an annual basis, which includes but is not limited to:

•	AML/AFT policy and procedures based on risk assessment.

•	Due diligence which includes Customer Identification Program (“CIP”), Know Your Customer, and enhanced due diligence (EDD) procedures including monitoring of the OFAC and International Sanctions List.

•	Know your employee, vendor, and counterparty policy.

•	Annual review of high-risk customers.

In addition, the AML Compliance Officer of each subsidiary reviews and reports any suspicious transactions to their local regulatory authority when applicable.

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

Our program has been designed by understanding IFS’s business model and its risk profile. This program includes, but is not limited to, roles and responsibilities, guidelines, a zero-tolerance policy for any bribery or corruption act, policies regarding gifts, conflicts of interest, donations, and hiring and appointing employees, officers, and directors. The program also integrates mechanisms for reporting violations and outlines corresponding sanctions.

The subsidiaries have implemented their respective anti-corruption programs based on the IFS Corporate Compliance Policy and local anti-bribery regulations.

Insider Trading

The IFS insider trading program prohibits any of its directors, officers, or employees who possess material, non-public information concerning IFS or its subsidiaries from engaging in the buying or selling of securities related to the company. Moreover, it forbids these individuals from disclosing such sensitive information to others who might be influenced or encouraged to trade securities based on this undisclosed information.

Consumer Data Privacy Program

In accordance with local regulations and best international practices, IFS is committed to ensuring that any personal data is collected is used and processed in accordance with the purpose for which it has been provided, with the consent of the clients.

This program includes compliance with the legal framework of Law No. 29733 Personal Data Protection Law and its regulation approved by Supreme Decree No. 003-2013-JUS. In addition, the subsidiaries that are subject to this law, have implemented internal controls in accordance with the IFS Corporate Compliance Program.

To maintain accountability and uphold these standards, IFS and its subsidiaries have a sanction program for non-compliance with data protection laws.

Fiscal Transparency

O.C.D.E. Common Report Standard (“CRS”)

IFS and its subsidiaries are CRS compliant. As part of this compliance with CRS, IFS and its subsidiaries regularly provide financial information to their respective tax authorities. This reporting is done periodically according to local regulation, ensuring that the companies disclose relevant financial data as required by the CRS guidelines to maintain transparency and uphold tax regulations.

U.S. Foreign Account Tax Compliance Act (“FATCA”)

IFS and its subsidiaries are FATCA compliant and are all classified as Reporting Model 1. Intercorp is the leader of the Expanded Affiliated Group.

Dodd Frank

IFS, as a counterparty of U.S. banks for operations with derivatives, must adhere to the Dodd Frank Protocol. Such requirements include the settlement of certain operations through a clearinghouse and adherence to the International Swaps and Derivatives Association (“ISDA”) standards to comply, where applicable, with Dodd Frank regulations.

Whistleblower Hotline

IFS and its subsidiaries have implemented a whistleblower hotline that allows employees and stakeholders to report improper conduct, fraudulent practices, violations of internal policies, and unlawful, unethical conduct and any other concerns. These conducts can be reported through the website, e-mail, or phone call, and may be reported anonymously. Moreover, this hotline is managed by a third party to reinforce the confidentiality, anonymity, and data integrity of the complaint. Each subsidiary’s compliance team is responsible for managing the investigations and reports, including but not limited an escalation process up to the IFS’ CEO and/or Audit Committee when allegations are sensitive and/or related to the compliance team or senior management.

ITEM 4A	Unresolved Staff Comments

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Factors Affecting Our Results of Operations

Substantially all of our subsidiaries’ operations are conducted in Peru. Accordingly, our results of operations and financial condition are dependent on economic conditions, consumer spending and investment levels in Peru. During the 1980s, Peru experienced a severe economic crisis and high levels of inflation. Beginning in the 1990s, however, the Peruvian government implemented a series of structural reforms, which helped stabilize the Peruvian economy and foster continued GDP growth, lower inflation and interest rates, more stable currency and significantly improved public finances. Moreover, and as a result of the financial crisis in 2008 and 2009, which was accompanied by a global economic downturn in many decades, the Peruvian economy, while affected, was one of the few economies in Latin America to experience growth in 2009. More recently, the crisis caused by the pandemic COVID-19 impacted economies worldwide, and Peru was not the exception. Peru’s real GDP recovered at a rate of 1.0% in 2009 following the financial crisis and 13.6% in 2021 following the COVID-19 pandemic, supported by the Peruvian government’s stimulus programs.

Nonetheless, the country has experienced a slowdown in recent years, mainly explained by lower domestic demand, as a result of a lower growth in private investment. This slowdown was intensified due to several factors, such as (i) a strong El Niño phenomenon, which adversely affected agricultural production, transportation services, tourism and commercial activity, and resulted in a 1.5% drop in GDP growth in 2017; (ii) corruption scandals related to the activities of certain Brazilian and Peruvian companies in the construction sector, which resulted in suspension or delay of important infrastructure projects during 2018; and (iii) political instability, as Peru has suffered a series of government institutional crises starting in 2018 due to, among other things, several corruption scandals involving prominent political figures. These scandals have resulted in resignations and impeachment of various presidents since then, including most recently former President Jose Pedro Castillo in December 2022 following an attempted coup, as well as investigations of certain members of the judicial system and the public ministry who are now facing prosecution. Despite these factors and continued political corruption scandals, the Peruvian economy continued to outperform its peer countries in 2019, supported by solid macroeconomic fundamentals and strong fiscal and monetary policies.

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

At the beginning of 2021, Peru continued to struggle from the effects of the pandemic but started to recover over time as targeted lockdowns decreased and were eventually lifted and the vaccination program accelerated. The recovery was mainly driven by domestic demand-oriented sectors, improved trade terms, higher private consumption, and the base effect of such improvements as compared to 2020. Nevertheless, such improved economic landscape was negatively affected by the uncertainty that arose in the run up to the April 2021 presidential and congressional elections. These political events contributed to a slowdown in GDP growth, volatility of the exchange rate and weakening of the local currency, which in turn also affected inflation. As a result of these factors, the Peruvian GDP grew 13.6% in 2021.

In 2022, political uncertainty and social unrest caused an economic deceleration that drove GDP growth to 2.7%. The most affected sectors included mining, tourism and agriculture. As a result, inflation increased to 8.5% for the year ended December 31, 2022. To curb inflation, the Central Reserve Bank of Peru tightened its monetary policy by increasing the reference policy rate to 7.50% as of December 2022.

In 2023, as a consequence of social unrest and a climatic phenomenon which took place in the first quarter, and of the possible impact of another climatic phenomenon (El Niño) for the first quarter of 2024, the GDP decreased 0.6% in 2023. As a consequence, the Central Reserve Bank of Peru has decreased the reference interest rate to 7.00% and 6.25% as of November 30, 2023 and March 31, 2024, respectively.

The table below sets forth additional details regarding Peru’s recent economic performance.

	2023	2022	2021	2020	2019
Peruvian real GDP growth rate	(0.6)%	2.7%	13.6%	(11.0)%	2.2%
Domestic demand growth	(1.7)%	2.3%	14.4%	(9.5)%	2.2%
Private consumption growth	0.1%	3.6%	11.7%	(9.8)%	3.2%
Fixed private investment (real growth)	(7.2)%	(0.5)%	37.6%	(16.5)%	4.5%
Reference interest rate	6.8%	7.5%	2.5%	0.3%	2.3%
Fiscal (deficit) (% of GDP)	(2.8)%	(1.6)%	(2.6)%	(8.9)%	(1.6)%
Variation in Consumer Price Index (“CPI”)	3.2%	8.5%	6.4%	2.0%	1.9%
Unemployment rate (Metropolitan Lima)	6.8%	7.8%	10.7%	13.0%	6.6%
Disposable income growth	2.8%	0.5%	10.8%	(7.5)%	2.9%
Public external debt as a percentage of Peruvian GDP	15.8%	17.5%	19.5%	14.9%	8.5%
Net international reserves (U.S.$ in millions)	71,033	71,883	78,495	74,707	68,316

Sources: The Central Reserve Bank of Peru and INEI.

The Peruvian government’s conservative fiscal policy, coupled with the Central Reserve Bank of Peru’s responsible management of inflation and international reserves has helped Peru maintain its investment grade ratings by Moody’s (Baal), S&P (BBB+) and Fitch (BBB). Peru’s credit ratings are subject to periodic review and may be revised or lowered at any time.

Furthermore, in its most recent forecast as of December 22, 2023, the Central Reserve Bank of Peru has estimated real GDP growth of 3.0% for 2024, as compared to a 0.6% decrease in 2023, a 2.7% increase registered in 2022 and a 13.6% increase registered in 2021.

Interest Rates

In general, increases in prevailing interest rates result in more interest revenue from loans. An increase of prevailing interest rates may, however, adversely affect Interbank as a result of reduced overall demand for loans and greater risk of default by its clients. In addition, relatively high interest rates affect Interbank’s funding costs, and can adversely affect spreads on its loan portfolio if Interbank is unable to pass on the increased funding costs to its clients. On the other hand, a decrease in interest rates can reduce Interbank’s revenue from its loan portfolio. This revenue decrease may be offset by an increase in the volume of loans resulting from higher demand and/or a decrease in Interbank’s funding costs. As a result of the COVID-19 pandemic, on April 9, 2020, the Central Reserve Bank of Peru took several measures, such as reducing the reference interest rate by 200 basis points from 2.25% to 0.25%. This measure affected both interest income and interest expense.

In May 2021, the Central Reserve Bank of Peru set the methodology to determine maximum interest rates applicable to three types of loans: (i) ordinary consumer credit; (ii) consumer loans equivalent to two UIT (Unidad Impositiva Tributaria”) or less; and, (iii) credit for small and micro businesses, as ruled by Law 31143. Maximum interest rates are to be set at two times the average rate of consumer loans during the period between two and seven months prior to becoming effective. The interest rate cap was first effective for the period between May and October 2021 at a level of 83.4% for loans denominated in soles and 68.4% for loans denominated in U.S. dollars. For the period between November 2022 and April 2023, the interest rate cap was 87.9% for loans denominated in soles and 68.3% for loans denominated in U.S. dollars. For the period between May and October 2023, the interest rate cap was 96.32% for loans denominated in soles and 77.50% for loans denominated in U.S. dollars. For the period between November 2023 and April 2024, the interest rate cap is 101.86% for loans denominated in soles and 82.94% for loans denominated in U.S. dollars. The interest rate cap does not represent a major disruption to Interbank’s results.

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

Inflation

Our performance may be impacted by inflation, because substantially all of our assets are not adjusted for the effects of inflation. During the 1980s, Peru experienced hyperinflation, negative economic growth and substantial currency devaluation. Inflation rates in Peru began to decrease in the 1990s and in the last 14 years Peru had one of the lowest average inflation rates in the region, partly due to the monetary policy implemented by the Central Reserve Bank of Peru and partly due to the conservative fiscal policy of the Peruvian government. In 2002, in order to maintain low inflation rates, the Central Reserve Bank of Peru established an annual inflation target of 2.5% within a range of one percentage point. In 2007, the target was lowered to 2%, within a range of one percentage point. The Central Reserve Bank of Peru has maintained its target inflation range ever since. The inflation rate in Peru, as measured by changes in the Metropolitan Lima consumer price index published by the INEI, was 12.2% in 2018, 1.9% in 2019, 2.0% in 2020, 6.4% in 2021, 8.5% in 2022 and 3.2% in 2023. In its most recent forecast as of December 22, 2023, the Central Reserve Bank of Peru has estimated Peru’s inflation to be 2.3% in 2024.

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

The Peruvian government adopted a policy to encourage the de-dollarization of the Peruvian economy. This policy included promoting the development of a sol capital market and local currency yield curves. The proportion of outstanding loans in the banking system denominated in U.S. dollars has fallen from 51.0% as of December 31, 2011 to 28.0% as of December 31, 2023, according to figures published by the SBS. The percentage of deposits in the banking system denominated in U.S. dollars was approximately 47.3% as of December 31, 2011 compared to 39.2% as of December 31, 2023. Interbank’s proportion of loans in soles increased from 53.2% as of December 31, 2011 to 73.1% as of December 31, 2023, while deposits in soles increased from 56.8% as of December 31, 2011 to 66.4% as of December 31, 2023.

As of December 31, 2023, 68.3% of Interseguro’s investment portfolio was invested in soles and 31.7% was invested in U.S. dollars. According to Interseguro’s investment policy, it allocates the currency of its investment portfolio to mitigate potential currency volatility between its investment assets and its insurance liabilities as observed since the commencement of the COVID-19 outbreak.

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

However, since the beginning of 2017, the Central Reserve Bank of Peru started loosening its monetary policy. From January 2017 to December 2020, the reference rate decreased from 4.25% to 0.25%. On March 19, 2020, the Central Reserve Bank of Peru reduced its reference rate by 100 basis points to 1.25%. Furthermore, on April 9, 2020, the Central Reserve Bank of Peru took several measures as a result of the COVID-19 pandemic, including reducing the reference interest rate by another 100 basis points from 1.25% to 0.25%. In response to rising inflationary concerns, in August 2021, the Central Reserve Bank of Peru started tightening its monetary policy, similar to other monetary authorities around the world. In response to concerns about inflation, the United States Federal Reserve has raised interest rates. The Central Reserve Bank of Peru began to increase rates in 2021 from 0.25% to 7.50% in December 2022. Since then, the Central Reserve Bank of Peru has decreased the reference interest rate to 7.00% and 6.75% as of November 30, 2023 and December 19, 2023, respectively. As of March 31, 2024, the reference interest rate was 6.25%.

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

However, as of December 2022, the annuities market has continued to stabilize as a result of the introduction of private annuities, a type of annuity created to fill the vacuum left by the law. This product, pioneered by Interseguro in October 2016 and soon followed by other providers, helped the industry recover a portion of the lost market. In 2023, private annuities accounted for 6.8% of the premiums collected in 2023 for the insurance industry. For Interseguro, private annuities represented 32.4% of its S/479.2 million in collections in annuities as of December 31, 2023.

Subsequent Adjustments to the Expected Loss Model

Due to the risks and uncertainties originated by the COVID-19 pandemic during 2020 and which continued throughout 2021, as discussed in our Annual Report on Form 20-F for the year ended December 31, 2020 filed with SEC on April 26, 2021 and in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 25, 2022. Additionally, economic and political uncertainty in Peru, rising inflation and global financial market volatility, as discussed in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with SEC on April 25, 2023. Interbank assessed whether to include a series of expert judgments with the purpose of calculating the expected loss pursuant to the requirement established by IFRS 9.

We made adjustments to the expected loss model to include in the calculation the effects of the uncertainty and risks generated by current events as of December 31, 2023. In connection with those adjustments, an expert judgment was established to stress test of the probability of default (PD) for loans in Stage 1 and Stage 2 as the result of the “El Niño” phenomenon’s potential impacts in Peru.

Adoption of New Standards and Disclosures

Generally, we have only adopted standards, interpretations or amendments that were effective in each year. Therefore, standards, interpretations or amendments that become effective in 2023 or later have not been early adopted.

As explained in Note 3.2 to our audited annual consolidated financial statements, we have adopted for the first time IFRS 17 “Insurance Contracts”, effective for annual periods beginning on or after January 1, 2023. IFRS 17 replaces IFRS 4 “Insurance Contracts” for annual periods starting on or after January 1, 2023.The adoption of IFRS 17 did not change the classification of our insurance contracts. However, it provides a comprehensive accounting model for all types of insurance contracts that provides a more consistent framework for insurers, covering all relevant aspects as recognition, measurement, presentation and disclosures. We have applied IFRS 17 retrospectively and restated comparative information for 2022. Comparative information for 2021 has not been restated, so it is reported under IFRS 4. The impact of the first adoption of IFRS 17 amounted to S/820.5 million recorded as a reduction of retained earnings in our net equity as of January 1, 2022. For further information on IFRS 17, see Notes 3.2 and 3.7 to our audited annual consolidated financial statements.

We have also adopted the following standards, interpretation, or amendments: (i) in connection with the definition of Accounting Estimates, an amendment to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors,” (ii) in connection with the disclosure of Accounting Policies, amendments to IAS 1 “Presentation of Financial Statements” and IFRS Practice Statement 2 “Making Materiality Judgements,” (iii) in connection with Deferred Tax related to Assets and Liabilities arising from a Single Transaction, amendments to IAS 12 “Income Taxes,” and (iv) in connection with the International Tax Reform – Pillar Two Model Rules, amendments to IAS 12 “Income Taxes.” Such standards, interpretations or amendments have not had a significant impact on our consolidated financial statements. For further information, see Note 3.2 to our audited consolidated financial statements.

On January 1, 2022, we adopted the following standards, interpretations, or amendments: (i) in connection with costs of fulfilling a contract, an amendment to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets,” (ii) amendments to IFRS 3 “Business Combinations,” (iii) in connection with proceeds before intended use of property, plant and equipment, an amendment to IAS 16 “Property, Plant and Equipment,” (iv) in connection with a subsidiary as a first time adopter, an amendment to IFRS 1 “First-time Adoption of International Financial Reporting Standards,” and (v) in connection with fees in the “10 per cent” test for derecognition of financial liabilities, an amendment to IFRS 9 “Financial Instruments.” Such standards, interpretations or amendments have not had a significant impact on our consolidated financial statements.

On January 1, 2021, we adopted the following standards, interpretations, or amendments: (i) in connection with the interest rate benchmark reform, amendments to IFRS 9 “Financial Instruments”, IAS 39 “Financial Instruments: Recognition and Measurement,” and IFRS 7 “Financial Instruments: Disclosures,” IFRS 4 “Insurance Contracts,” and IFRS 16 “Leases”,– Phase 2; and (ii) in connection with COVID-19 related rent concessions beyond June 30, 2021, an amendment to IFRS 16 “Leases”. Such standards, interpretations or amendments have not had a significant impact on our consolidated financial statements.

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

We believe that the judgments, estimates and assumptions we have made are appropriate under the circumstances and that our audited annual consolidated financial statements fairly present, in all material respects, the financial positions of IFS as of December 31, 2023 and 2022 and the results of our operations and cash flows for the years ended December 31, 2023, 2022 and 2021 in accordance with IFRS.

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

•	“Note 29.1 Credit Risk” and “Note 29.2 Market Risk management” for a discussion of risk and sensitivity of certain items;

•	“Item 3. Key Information—Risk Factors” of this Annual Report on Form 20-F for more information.

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

•

other income includes: (i) maintenance, installation and sale of POS equipment, (ii) gain from sale of written-off loans, (iii) profit from sale of property, furniture and equipment, (iv) services rendered to third parties; (v) income from ATM rentals, and (vi) other income. See Note 21(a) to our audited annual consolidated financial statements;

•

Result from insurance activities includes: (i) insurance service income, (ii) insurance service expense, (iii) reinsurance income and (iv) financial result of insurance operations. See Note 22 to our audited annual consolidated financial statements; and

•

other expenses include: (i) salaries and employee benefits, (ii) administrative expenses, (iii) depreciation and amortization, (iv) sundry technical insurance expenses and commission from insurance activities and (v) expenses related to rental income, (vi) cost of sale of POS equipment, (vii) administrative and tax penalties and (viii) provision for accounts receivable. See Notes 8(a), 9(a), 21(a), 23, and 24 to our audited annual consolidated financial statements.

Financial Condition as of December 31, 2023 Compared to December 31, 2022

The following table sets forth the principal components of our consolidated statement of financial position as of December 31, 2023 and December 31, 2022.

	As of December 31, 2023	As of December 31, 2022(restated)(1)	Change

	(S/ in millions)		(S/ in millions)%
Assets
Cash, due from banks and inter-bank funds	10,343.6	13,489.5	(3,145.9)	(23.3%)
Financial investments	26,722.0	22,787.6	3.934.4	17.3%
Loans, net of unearned interest	48,869.8	47,530.9	1.339.0	2.8%
Impairment allowance for loans	(2,349.4)	(2,207.9)	(321.6)	15.9%
Investment property	1,298.9	1,287.7	11.2	0.9%
Property, furniture and equipment, net	804.8	791.4	13.4	1.7%
Intangibles and goodwill, net	1,687.1	1,633.2	53.9	3.3%
Reinsurance contract assets	26.3	34.1	(7.8)	(22.8%)
Other assets	2,221.6	1,955.6	266.1	13.6%

Total assets	89,624.8	87,482.1	2.142.7	2.4%

Liabilities and equity
Deposits and obligations	49,188.2	48,530.7	657.5	1.4%
Due to banks and correspondents and inter-bank funds	9,145.6	7,130.7	2.015.0	28.3%
Bonds, notes and other obligations	5,551.6	7,906.3	(2,354.7)	(29.8%)
Insurance and reinsurance contract liabilities	12,207.5	11,231.3	976.2	8.7%
Other liabilities	3,523.6	3,256.9	266.8	8.2%

Total liabilities	79,616.7	78,055.9	1,560.8	2.0%

Equity, net
Equity attributable to IFS’s shareholders	9,950.2	9,372.5	577.8	6.2%
Non-controlling interest	57.9	53.8	4.1	7.7%

Total equity, net	10,008.1	9,426.3	581.9	6.2%

Total liabilities and equity net	89,624.8	87,482.1	2,142.7	2.4%

(1)	Our consolidated financial information for 2022 was restated as a result of the first adoption of IFRS 17.

Our assets were S/89,624.8 million as of December 31, 2023, a 2.4% increase from S/87,482.1 million as of December 31, 2022. This was mainly driven by an increase of 17.3% in financial investments, 2.8% in loans, net of unearned interest and 13.6% in other assets. These factors were partially offset by a decrease of 23.3% in cash, due from banks and an increase of 15.9% in impairment allowance for loans.

The increase in financial investments resulted mainly from higher Central Reserve Bank of Peru Certificates of Deposits (“CDBCR”) and sovereign Bonds. The increase in loans, net of unearned interest was mainly the result of higher retail loans balances at Interbank, which was primarily due to increases in consumer loans and mortgages. This increase was partially offset by lower commercial loan balances due to decreases in short and medium-term lending. The decrease in cash, due from bank and inter-banks funds was mainly due to lower deposits at the Central Reserve Bank of Peru. And finally, the increase in impairment allowance for loans occurred mainly at Interbank.

Our liabilities reached S/79,616.7 million as of December 31, 2023, a 2.0% increase from S/78,055.9 million as of December 31, 2022. This was mainly driven by a 28.3% increase in due to banks and correspondents, 8.7% in insurance contract liabilities, and of 8.2% in other liabilities, partially offset by a decrease of 29.8% in bonds, notes and other obligations.

Our net equity was S/10,008.1 million as of December 31, 2023, a 6.2% increase from S/9,426.3 million as of December 31, 2022, mainly as a result of higher retained earnings.

For more information of our liquidity, capital resources and commitments and obligations, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Results of Operations for the Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

The following table sets forth the principal components of our consolidated profit for the years ended December 31, 2023 and 2022.

	For the year ended December 31,
	2023	2022(restated)(1)	Change

	(S/ in millions)		(S/ in millions)%
Interest and similar income	7,120.4	5,871.3	1,249.1	21.3%
Interest and similar expenses	(2,592.4)	(1,661.7)	(930.7)	56.0%

Net interest and similar income	4,528.0	4,209.2	318.4	7.6%

Impairment loss on loans, net of recoveries	(1,981.8)	(830.6)	(1,151.3)	138.6%
Loss due to impairment of financial investments	(7.5)	(12.8)	5.3	(41.2%)

Net interest and similar income after impairment loss	2,538.7	3,366.3	(827.6)	(24.6%)

Fee income from financial services, net	1,178.5	1,137.4	41.1	3.6%
Other income	557.8	542.4	15.4	2.8%

Result from insurance activities	(178.4)	(252.9)	74.5	(29.5%)

Total other expenses	(2,750.2)	(2,627.1)	(123.0)	4.7%

Income before translation result and income tax	1,346.5	2,166.2	(819.7)	(37.8%)
Translation result	8.4	(25.5)	33.9	(133.1%)
Income Tax	(275.6)	(462.5)	186.9	(40.4%)

Net profit for the year	1,079.3	1,678.2	(598.9)	(35.7%)

Attributable profit to:
IFS’ shareholders	1,072.8	1,668.1	(595.3)	(35.7%)
Non-controlling interest	6.5	10.1	(3.6)	(35.3%)

(1)

Our consolidated financial information for 2022 was restated as a result of the first adoption of IFRS 17. We have not restated the comparative financial information for 2021 which is presented on an IFRS 4 basis, as previously reported. See Note 3.2 to the audited annual consolidated financial statements.

Our net profit was S/1,079.3 million for the year ended December 31, 2023, a 35.7% decrease as compared to 2022. The deterioration in net profit was mainly driven a result of increases of more than two-fold in impairment loss on loans and 4.7% in other expenses. These factors were partially offset by increases of 7.6% in net interest and similar income, 3.6% in net fee income from financial services, 2.8% in other income, in addition to an improvement in insurance and translation results.

Impairment loss on loans, net of recoveries increased from S/830.6 million as of December 31, 2022 to S/1,981.8 million as of December 31, 2023 mainly due to the deterioration of the macroeconomic outlook in Peru, social and climatic events that took place at the beginning of the year and provisions as a result of the impact to the retail and commercial portfolio caused by the “El Niño” phenomenon.

The increase in other expenses was mostly attributed to higher expenses across all our business, and the increase in administrative expenses was mainly related to marketing and credit card expenses, and IT services at Interbank.

The increase in net interest and similar was mainly due to an increase of 12.6% in our banking segment, partially offset by decreases of 10.6% and 18.4% million in our insurance and wealth management segments, respectively.

The increase in net fee income from financial services was mainly due to higher commissions across most products and services in our banking segment and higher fees from payments acquirer in our payments segment, where the number of merchants grew 25.0%. However, lower fees from funds management in our wealth management segment partially compensated the positive performance.

Our ROE was 11.3% in 2023, lower than the 19.1% reported in 2022, mainly due to increases in impairment loss on loans, net of recoveries and other expenses, which were partially compensated by increases in net interest and similar income, fee income from financial services, net, and other income.

Results of Operations by Segment

The following table presents an overview of certain consolidated income statement data for each of our segments for the years ended December 31, 2023 and 2022.

	Banking		Insurance (restated)(2)		Wealth Management		Payments (1)		Holding and eliminations		Consolidated (restated)(2)
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Interest and similar income	6,076.0	4,774.4	851.6	940.9	183.9	155.1	9.3	1.6	(0.4)	(0.7)	7,120.4	5,871.3
Interest and similar expenses	(2,363.8)	(1,476.9)	(126.7)	(130.0)	(98.4)	(50.3)	(4.9)	(1.3)	1.4	(3.1)	(2,592.4)	(1,661.7)

Net interest and similar income	3,712.2	3,297.4	724.9	810.8	85.6	104.8	4.3	0.3	1.0	(3.8)	4,528.0	4,209.6

Impairment loss on loans, net of recoveries	(1,982.0)	(832.9)	—	—	0.2	2.4	—	—	—	—	(1,981.8)	(830.6)
Recovery (loss) due to impairment of financial investments	—	(0.7)	(7.9)	—	0.3	(12.0)	—	—	—	—	(7.5)	(12.8)

Net interest and similar income after impairment loss	1,730.2	2,463.8	717.1	810.8	86.1	95.2	4.3	0.3	1.0	(3.8)	2,538.7	3,366.3

Fee income from financial services, net	813.3	797.7	(13.4)	(7.2)	146.2	163.3	345.6	258.7	(113.2)	(75.2)	1,178.5	1,137.4
Other income	494.8	475.4	122.9	45.9	(40.2)	(244.5)	45.9	36.0	(65.7)	229.5	557.8	542.4
Result from insurance activities	—	—	(178.4)	(252.9)	—	—	—	—	—	—	(178.4)	(252.9)

	Banking		Insurance (restated)(2)		Wealth Management		Payments (1)		Holding and eliminations		Consolidated (restated)(2)
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Total other expenses	(1,949.9)	(1,930.8)	(374.6)	(342.2)	(153.6)	(145.5)	(332.7)	(232.8)	60.6	24.1	(2.750,2)	(2,627.1)
Income (loss) before translation result and income tax	1,088.5	1,806.1	273.6	254.5	38.5	(131.5)	63.2	62.3	(117.3)	174.6	1,346.5	2,166.2
Translation result	(16.0)	(22.8)	18.4	1.0	0.8	(7.1)	(2.3)	2.3	7.6	1.2	8.4	(25.5)
Income tax	(216.4)	(409.2)	—	—	(3.1)	(2.8)	(27.7)	(23.6)	(28.4)	(27.0)	(275.6)	(462.5)

Net profit (loss) for the year	856.1	1,374.1	292.1	255.5	36.2	(141.4)	33.1	41.1	(138.2)	148.8	1,079.3	1,678.1

Attributable to:
IFS’ shareholders	856.1	1,374.1	292.1	255.5	36.2	(141.4)	33.1	41.1	(144.7)	138.8	1,072.7	1,668.0

Non-controlling interest	—	—	—	—	—	—	—	—	6.5	10.1	6.5	10.1

(1)	For the year 2022, reflects information for Izipay since the acquisition of the remaining 50% equity interest in Izipay in April 2022.
(2)	Our consolidated financial information for 2022 was restated as a result of the first adoption of IFRS 17.

The discussion below covers each of our reported segments and corresponds to information before adjustments and eliminations for consolidation, as of and for the years ended December 31, 2023 and 2022, in accordance with IFRS.

Banking

Interbank’s net results were profit of S/856.1 million for the year ended December 31, 2023, compared to net profit of S/1,374.1 million for the year ended December 31, 2022. The main factors that contributed to this result were increases of more than two fold in impairment loss on loans, net of recoveries, and of 1.0% in other expenses. These factors were partially offset by increases of 12.6% in net interest and similar income, 4.1% in other income, and 2.0% in net fee income from financial services. .

Interbank’s ROE was 11.2% for the year ended December 31, 2023, representing lower profitability compared to the 19.8% recorded for the year ended December 31, 2022.

Interest and Similar Income

The following table presents the components of interest and similar income for our banking segment for the years ended December 31, 2023 and 2022.

	For the year ended December 31,
	2023	2022	Change

	(S/ in millions)		(S/ in millions)%
Interest and similar income
Interest on loan portfolio	5,230.9	4,171.6	1,059.3	25.4%
Interest on financial investments	525.6	447.5	78.1	17.5%
Interest on due from banks and inter-bank funds	319.5	155.3	164.2	105.7%

Total	6,076.0	4,774.4	1,301.6	27.3%

Nominal average rate	8.9%	7.2%	—	—

Interest and similar income increased 27.3% due to a 25.4% increase in interest on loan portfolio, a 17.5% increase in interest on financial investment and a 105.7% increase in interest on due from banks and inter-bank funds.

Interest on loan portfolio grew S/1,059.3 million, or 25.4%, due to increases of 180 basis points in the nominal average rate and 5.7% in the average volume. The higher average rate on loans, from 9.4% in 2022 to 11.2% in 2023, was due to yield increases in the commercial and consumer portfolios, and mortgages to a lesser extent. The higher average volume of loans was attributed to growth of 13.4% in retail loans, partially offset by a 3.9% decrease in commercial loans. In the retail portfolio, the higher average volume was mainly due to increases of 17.3% in consumer loans and 7.2% in mortgages. The reduction in commercial loans was attributed to decreases of 7.3% in working capital loans and 4.8% in trade finance loans, partially offset by growth of 16.4% in leasing operations.

Interest on financial investments increased S/78.1 million, or 17.5%, due to growth of 60 basis points in the average yield and 4.6% in the average volume. The higher average yield, from 4.2% in 2022 to 4.8% in 2023, was due to higher returns on CDBCR and corporate bonds, partially offset by lower returns on sovereign bonds. The higher average volume was a result of increases in balances of CDBCR and sovereign bonds, partially compensated by lower positions in global and corporate bonds.

Interest on due from banks and inter-bank funds increased by S/164.2 million, or more than two-fold, explained by a 190 basis point increase in the nominal average rate, from 1.3% in 2022 to 3.2% in 2023, partially offset by a 14.2% decrease in the average volume.

As a result of the above, the nominal average yield on interest-earning assets expanded 170 basis points, from 7.2% for in 2022 to 8.9% in 2023.

Interest and Similar Expenses

The following table presents the components of interest and similar expenses for our banking segment for the years ended December 31, 2023 and 2022.

	For the year ended December 31,
	2023	2022	Change

	(S/ in millions)		(S/ in millions)%
Interest and Similar Expenses
Interest and fees on deposits and obligations	(1,657.6)	(901.2)	(756.4)	83.9%
Interests on bonds, notes and other obligations	(249.4)	(358.3)	108.9	(30.4%)
Interest and fees on obligations with financial institutions and others	(456.8)	(217.4)	(239.4)	110.1%

Total	(2,363.8)	(1,476.9)	(886.9)	60.0%

Nominal average rate	4.0%	2.5%	—	—

Interest and similar expense increased 60.0% mainly due to an 83.9% increase in interest on deposits and obligations, and a 110.1% increase in interest on obligations with financial institutions and others, partially offset by a 30.4% decrease in interest on bonds, notes and other obligations.

Interest and fees on deposits and obligations increased S/756.4 million, or 83.9%, explained by a 160 basis point increase in the average cost, from 2.0% in 2022 to 3.6% in 2023, as a result of higher rates paid to institutional, commercial and retail deposits, associated with higher reference rates globally. The 3.0% increase in the average volume was explained by higher balances of institutional and retail deposits, partially compensated by lower balances of commercial deposits.

Interest and fees on obligations with financial institutions and others increased 110.1% for the year ended December 31, 2022 compared to December 31, 2023, as a result of a 250 basis point increase in the average cost, from 2.9% in 2022 to 5.4% in 2023, as well as an 11.8% increase in the average volume. The higher average cost was due to higher rates in funding provided by correspondent banks abroad and by the Central Reserve Bank of Peru, partially compensated by lower rates in inter-bank funds. The higher average volume was related to higher balances in funding from correspondent banks abroad, COFIDE and inter-bank funds, partially offset by lower funding provided by the Central Reserve Bank of Peru.

Interest on bonds, notes and other obligations decreased mainly due a 27.5% reduction in the average volume, attributable to the maturity and repayment of a senior international bond, as well as local subordinated bonds throughout the year.

The average cost of funding increased 150 basis points, from 2.5% in 2022 to 4.0% in 2023, in line with the higher average cost of deposits and on due to banks and correspondents.

Impairment Loss on Loans, Net of Recoveries

The following table presents the components of impairment loss on loans, net of recoveries for our banking segment for the years ended December 31, 2023 and 2022.

	For the year ended December 31,
	2023	2022	Change

	(S/ in millions)		(S/ in millions)%
Impairment loss on loans, net of recoveries	(1,982.0)	(832.9)	(1,149.1)	138.0%
Past-due loan ratio (at period end)	3.5%	3.0%	—	—
Provision expense as a percentage of average total loans	4.3%	1.9%	—	—
Coverage ratio(1)	156.8%	173.5%	—	—
Impairment allowance for loans	2,349.3	2,027.5	312.8	15.9%

(1)	Coverage ratio is calculated by dividing allowances for loan losses as a percentage of past due loans.

Impairment loss on loans, net of recoveries increased S/1,149.1 million, or more than two-fold when compared to the previous year. The increase in provision expenses was mainly due to the deterioration of the macroeconomic outlook in Peru, social and climatic events that took place at the beginning of the year and provisions as a result of the impact to the retail and commercial portfolio caused by the “El Niño” phenomenon.

Interbank’s coverage ratio decreased from 173.5% for the year ended December 31, 2022 compared to 156.8% for the year ended December 31, 2023, as a result of the aforementioned factors.

Fee Income from Financial Services, Net

The following table presents the components of fee income from financial services, net for our banking segment for the years ended December 31, 2023 and 2022.

	For the year ended December 31,
	2023	2022	Change

	(S/ in millions)		(S/ in millions)%
Income
Maintenance and mailing of accounts, transfer fees and commissions on credit and debit card	752.8	707.3	45.5	6.4%
Commissions for banking services	319.3	322.8	(3.5)	(1.1%)
Fees from indirect loans	68.4	70.0	(1.7)	(2.4%)
Collection services fees	60.7	61.0	(0.3)	(0.5%)
Others	40.8	48.3	(7.5)	(15.5%)

Total	1,242.0	1,209.4	32.6	2.7%

Expenses
Credit cards	(199.5)	(164.7)	(34.7)	21.1%
Debtor’s life insurance premiums	(71.8)	(97.4)	25.6	(26.3%)
Fees paid to foreign banks	(26.3)	(24.9)	(1.4)	5.5%
Others	(131.2)	(124.7)	(6.5)	5.2%

Total	(428.7)	(411.7)	(17.0)	4.1%

Net	813.3	797.7	15.6	2.0%

The S/15.6 million, or 2.0%, increase in net fee income from financial services for the year ended December 31, 2023 as compared to the year ended December 31, 2022, was mainly due to higher commissions across most products and services.

Other Income

The following table presents the components of other income for our banking segment for the years ended December 31, 2023 and 2022.

	For the year ended December 31,
	2023	2022	Change

	(S/ in millions)		(S/ in millions)%
Net gain on foreign exchange transactions	306.4	380.2	(73.7)	(19.4%)
Net gain on sale of financial investments	(0.7)	(12.3)	11.6	(94.6%)
Net gains on financial assets at fair value through profit or loss	80.7	(5.9)	86.6	n.m.
Other	108.3	113.5	(5.2)	(4.6%)

Other income	494.8	475.4	19.3	4.1%

n.m. means not meaningful.

Other income increased by 4.1% for the year ended December 31, 2023 as compared to the year ended December 31, 2022, mainly due to an increase in net gain on financial assets at fair value through profit or loss.

Other Expenses

The following table presents the components of other expenses for our banking segment for the years ended December 31, 2023 and 2022.

	For the year ended December 31,
	2023	2022	Change

	(S/ in millions)		(S/ in millions)%
Salaries and employee benefits	(621.8)	(656.6)	34.8	(5.3%)
Administrative expenses	(977.7)	(931.0)	(46.8)	5.0%
Depreciation and amortization	(271.5)	(257.2)	(14.3)	5.6%
Other	(78.8)	(86.0)	7.2	(8.4%)

Total other expenses	(1,949.9)	(1,930.8)	(19.1)	1.0%

Other expenses increased by 1.0% for the year ended December 31, 2023 as compared to the year ended December 31, 2022, mainly as a result of higher expenses in technology, as well as marketing expenses related to credit cards.

Our efficiency ratio was 37.3% for the year ended December 31, 2023 as compared to 40.4% recorded for the year ended December 31, 2022.

Income Before Translation Result and Income Tax

Income before translation result and income tax was S/1,088.5 million for the year ended December 31, 2023, representing a decline compared to the S/1,806.1 million gain recorded for the year ended December 31, 2022, for the reasons discussed above.

Insurance

Interseguro adopted for the first time IFRS 17 “Insurance Contracts,” effective for annual periods beginning on or after January 1, 2023. IFRS 17 replaces IFRS 4 “Insurance Contracts” for annual periods starting on or after January 1, 2023. We have applied IFRS 17 retrospectively and restated comparative information for 2022.

Interseguro’s profit attributable to shareholders for the year ended December 31, 2023 was S/292.1 million compared to a S/255.5 million profit for the year ended December 31, 2022 a S/77.0 million increase in other income, mostly explained by gains on financial assets at fair value, in addition to a S/74.5 million improvement in insurance results. These factors were partially offset by a decrease of S/85.5 million in net interest and similar income, as well as an increase of S/32.4 million in other expenses.

Net Interest and Similar Income

The following table presents the components of net interest and similar income for our insurance segment for the years ended December 31, 2023 and 2022.

	For the year ended December 31,
	2023	2022(restated)(1)	Change

	(S/ in millions)		(S/ in millions)%
Interest and similar income	851.6	940.9	(89.2)	(9.5%)
Interest and similar expense	(126.7)	(130.0)	3.3	(2.6%)

Net interest and similar income	724.9	810.8	(85.9)	(10.6%)

(1)	Our insurance segment information for 2022 was restated as a result of the first adoption of IFRS 17. See Note 3.2 to the audited annual consolidated financial statements for further information.

Net interest and similar income decreased 10.6%, or S/85.9 million, mainly due to a S/89.2 million decrease in interest and similar income, partially offset by a S/3.3 million decrease in interest and similar expense.

Other Income, Net

The following table presents the components of other income for our insurance segment for the years ended December 31, 2023 and 2022.

	For the year ended December 31,
	2023	2022(restated)(1)	Change

	(S/ in millions)		(S/ in millions)%
Net gain (loss) on sale of financial investments	9.9	(1.6)	11.6	n.m.
Net gain (loss) on financial assets at fair value through profit or loss	19.1	(87.1)	106.2	n.m.
Rental income	66.0	65.5	0.4	0.7%
Net gain on investment property valuation	7.1	19.1	(12.0)	(62.9%)
Other	20.8	49.9	(29.1)	(58.3%)

Other income, net	122.9	45.9	77.0	n.m.

n.m. means not meaningful.

(1)	Our insurance segment information for 2022 was restated as a result of the first adoption of IFRS 17. See Note 3.2 to the audited annual consolidated financial statements.

Other income increased by S/77.0 million, mainly due to S/106.2 million increase in net gain on financial assets at fair value through profit or loss and S/11.6 million increase in net gain on sale of financial investments. These factors were partially offset by S/29.1 million reduction in other income and S/12.0 decrease in net gain on investment property valuation.

Recovery (Loss) due to Impairment of Financial Investments

Recovery (loss) due to impairment of financial investments was negligible for the year ended December 31, 2022, compared to S/7.9 million in the year December 31, 2023.

Insurance Results:

The following table presents the components of the insurance results for the year ended December 31, 2023 and 2022.

	For the year ended December 31,
	2023	2022	Change

	(S/ in millions)		(S/ in millions)%
Insurance income	710.9	673.8	37.1	5.5%
Insurance expenses	(889.3)	(926.7)	37.4	(4.0%)

Total insurance results	(178.4)	(252.9)	74.5	(29.5%)

Insurance Income:

The following table presents the components of the insurance income for the year ended December 31, 2023 and 2022.

	For the year ended December 31,
	2023	2022	Change

	(S/ in millions)		(S/ in millions)%
Annuities	277.3	267.6	9.7	3.6%
Individual life	92.3	76.2	16.1	21.2%
Retail insurance	341.3	330.1	11.2	3.4%

Total insurance income	710.9	673.8	37.1	5.5%

Insurance income was S/ 710.9 million in 2023, an increase of S/ 37.1 million, or 5.5%. The yearly performance was mainly explained by growth of S/ 16.1 million in individual life, S/ 11.2 million in retail insurance and S/ 9.7 million in annuities.

Insurance Expenses:

The following table presents the components of the insurance expenses for the year ended December 31, 2023 and 2022.

	For the year ended December 31,
	2023	2022	Change

	(S/ in millions)		(S/ in millions)%
Annuities	(845.6)	(944.1)	98.6	(10.4%)
Individual life	30.7	74.5	(43.9)	(58.8%)
Retail insurance	(74.3)	(57.1)	(17.3)	(30.2%)

Total insurance expenses	(889.2)	(926.7)	37.4	(4.0%)

Insurance expenses were S/ 889.2 million in 2023, a decrease of S/ 37.4 million, or 4.0%. The yearly decrease was explained by decreases in expenses of S/ 98.6 million in annuities, partially offset by increases of S/ 43.9 million in individual life and S/ 17.3 million in retail insurance.

Other Expenses

The following table presents the components of other expenses for our insurance segment for the year ended December 31, 2023 and 2022.

	For the year ended December 31,
	2023	2022(restated)(1)	Change

	(S/ in millions)		(S/ in millions)%
Salaries and employee benefits	(104.7)	(71.5)	(33.2)	46.5%
Administrative expenses	(74.5)	(61.0)	(13.5)	22.2%
Depreciation and amortization	(21.7)	(23.7)	2.0	(8.5%)
Expenses related to rental income	(6.1)	(7.8)	1.7	(22.3%)
Other	(167.6)	(178.2)	10.6	(6.0%)

Total other expenses	(374.6)	(342.2)	(32.4)	9.5%

(1)	Our insurance segment information for 2022 was restated as a result of the first adoption of IFRS 17. See Note 3.2 to the audited annual consolidated financial statements.

Other expenses increase by S/32.4 million for the year ended December 31, 2023, when compared to the year ended December 31, 2022, mainly due to higher salaries and employee’s benefits, as well as increased administrative expenses. These factors were partially offset by a decrease in other expenses.

Wealth Management

Inteligo’s profit was S/36.2 million in 2023, a positive performance compared to the loss of S/141.4 million reported in 2022. This was mainly attributable to investment portfolio recovery, from reported losses of S/244.5 million in 2022 to S/40.2 million in 2023, due to a lower loss on proprietary portfolio investments held at fair value through profit and loss.

Inteligo’s ROE was 4.0% for the year ended December 31, 2023, a positive result compared to 2022. This was mainly attributable to the recovery of the proprietary portfolio, partially offset by a 18.4% decrease in net interest and similar income, mainly as a result of higher interest expenses, and a 10.5% contraction in net fee income from financial services, due to lower fees from funds management.

Interest and Similar Income

The following table presents the components of interest and similar income for our wealth management segment for the years ended December 31, 2023 and 2022.

	For the year ended December 31,
	2023	2022	Change

	(S/ in millions)		(S/ in millions)%
Interest and similar income
Interest on loan portfolios	94.0	77.4	16.7	21.5%
Interest on financial investments	51.6	61.8	(10.2)	(16.6%)
Interest due from banks and inter-bank funds	38.3	15.9	22.4	140.7%

Total	183.9	155.1	28.8	18.6%

Nominal average rate	4.1%	3.0%	—	—

n.m. means not meaningful.

Interest and similar income increased 18.6% mainly due to increases of 140.7% and 21.5% in interest due from banks and inter-bank funds and interest on loan portfolios, partially offset by a decrease in interest on financial investments of 16.6%.

Interest on loan portfolios increased by S/16.7 million, mainly due to increase in the average rate despite a decrease in average loans outstanding. Interest on financial investments decreased by S/10.2 million, mainly due to lower dividends received from equity investments during 2022. Interest due from banks and inter-bank funds increased S/22.4 million, mainly attributable to an increase in the average rate of term deposits.

Interest and Similar Expenses

The following table presents the components of interest and similar expenses for our wealth management segment for the years ended December 31, 2023 and 2022.

	For the year ended December 31,
	2023	2022	Change

	(S/ in millions)		(S/ in millions)%
Interest and similar expenses
Interest and fees on deposits and obligations	(93.6)	(43.9)	(49.7)	113.3%
Interests on bonds, notes and other obligations	(0.7)	(3.1)	2.4	(78.3%)
Interest and fees on obligations with financial institutions and others	(4.1)	(3.4)	(0.7)	22.1%

Total	(98.4)	(50.3)	(48.1)	95.5%

Nominal average rate	2.7%	1.2%	—	—

Interest and similar expenses decreased S/48.1 million mainly due to decreases of 113.3% in interest and similar expenses and 22.1% in interest and fees on obligations with financial institutions and others.

Interest and similar expenses increased S/49.7 million due to as a result of a higher interest expense on deposits, which was attributed to the increases in the reference interest rate of the US Federal Reserve. Interest on bonds, notes and other obligations decreased S/2.4 million primarily as a result of one-time expenses in 2022. Interest and fees on obligations with financial institutions and others increased S/0.7 million due to an increase in a line of loans in the second half of 2023.

Impairment Loss on Loans, Net of Recoveries

Inteligo’s loan portfolio had no delinquencies for the years ended December 31, 2023 and 2022. Inteligo’s impairment gain on loans was S/0.2 million for the year ended December 31, 2023.

Recovery (Loss) due to Impairment of Financial Investments

For the year ended December 31, 2023, Inteligo’s impairment loss on financial investments was S/0.3 million, as compared to a S/12.0 million loss for the year ended December 31, 2022.

Fee Income from Financial Services, Net

The following table presents the components of fee income from financial services, net for our wealth management segment for the years ended December 31, 2023 and 2022.

	For the year ended December 31,
	2023	2022	Change

	(S/ in millions)		(S/ in millions)%
Income
Maintenance and mailing of accounts, transfer fees and commissions on credit and debit card	2.6	2.9	(0.4)	(12.9%)
Funds management fees	137.3	154.1	(16.9)	(10.9%)
Brokerage and custody services fees	6.8	6.8	(0.1)	(1.1%)
Others	1.1	1.2	(0.1)	(6.5%)

Total	147.7	165.1	(17.4)	(10.5%)

Expenses
Brokerage and custody services	(0.7)	(0.8)	0.2	(18.5%)
Others	(0.8)	(0.9)	0.1	(16.0%)

Total	(1.4)	(1.7)	0.3	(17.2%)

Net	146.2	163.3	(17.1)	(10.5%)

Fee income from financial services, net for the year ended December 31, 2023 was S/146.2 million, a S/17.1 million, or 10.5%, decrease compared to the year ended December 31, 2022. This decrease was mainly attributable to lower fund management fees and lower brokerage fees due to decreased trading volumes.

Other Income, net

The following table presents the components of other income for our wealth management segment for the years ended December 31, 2023 and 2022.

	For the year ended December 31,
	2023	2022	Change

	(S/ in millions)		(S/ in millions)%
Net gain (loss) on sale of financial investments	(2.9)	(41.7)	38.8	(93.1)%
Net gain (loss) on financial assets at fair value through profit or loss	(33.9)	(201.1)	167.2	(83.2)%
Other	(3.5)	(1.6)	(1.8)	n.m.

Other Income	(40.2)	(244.5)	204.2	(83.6)%

n.m. means not meaningful.

Other income, net increased to negative S/40.2 million for the year ended December 31, 2023, mainly attributable to positive mark-to-market valuations on investments.

Other Expenses

The following table presents the components of other expenses for our wealth management segment for the years ended December 31, 2023 and 2022.

	For the year ended December 31,
	2023	2022	Change

	(S/ in millions)		(S/ in millions)%
Salaries and employee benefits	(89.5)	(84.0)	(5.5)	6.5%
Administrative expenses	(46.7)	(45.1)	(1.5)	3.4%
Depreciation and amortization	(15.0)	(15.0)	0.0	(0.2%)
Other	(2.4)	(1.3)	(1.1)	86.2%

Total Other Expenses	(153.6)	(145.5)	(8.1)	5.6%

Total other expenses increased by S/8.1 million, or 5.6%, for the year ended December 31, 2023 mainly due to higher salaries and employee’s benefits, as well as increased administrative expenses.

Inteligo’s efficiency ratio is calculated by dividing salaries and employee benefits plus administrative expenses plus depreciation and amortization by net interest and similar income plus net fee income from financial services plus other income. Our wealth management segment’s efficiency ratio showed a result of 78.9% for the year ended December 31, 2023 from a not meaningful result for the year ended December 31, 2022, mainly due to positive revenues.

Payments

Izipay’s consolidated revenues and net profit for the year ended December 31, 2023 were S/815.9 million and S/33.1 million, respectively, compared to consolidated revenues of S/595.4 million and net profit of S/41.1 million in 2022, since the date of its acquisition in April 2022. As a reference, for the year ended December 31, 2022, including the period prior to its acquisition, Izipay had consolidated revenues of S/754.3 million and consolidated net profit of S/51.2 million.

The positive performance from Izipay during the year 2023 is mainly explained by a 2.0% growth in net fee income from financial services, in turn attributed to higher income from payments acquirer, as a result of increases in the number of merchants and monetary transactions of 25.0% and 12.6%, respectively. The positive results were partly impacted by a 12.9% increase in other expenses, mainly due to higher administrative expenses given the rise in business activity.

Izipay’s ROE was 14.0% for the year ended December 31, 2023, as compared to a ROE of 26.7% for the period starting in April 2022, when it became a consolidated subsidiary, until December 31, 2022.

Financial Condition as of December 31, 2022 Compared to December 31, 2021

The following table sets forth the principal components of our consolidated statement of financial position as of December 31, 2022 and December 31, 2021. The information for the years 2022 and 2021 is reported under IFRS 4 for comparison purposes. The balances under IFRS 4 were also provided in our 2022 Annual Report on Form 20-F.

	As of December 31, 2022	As of December 31, 2021(1)	Change
	(S/ in millions)		(S/ in millions)%
Assets
Cash, due from banks and inter-banks funds	13,489.5	17,134.5	(3,644.9)	(21.3%)
Financial investments	22,787.6	24,547.3	(1,759.7)	(7.2%)
Loans, net of unearned interest	47,530.9	45,070.5	2,460.4	5.5%
Impairment allowance for loans	(2,207.9)	(2,064.9)	37.1	(1.8%)
Investment property	1,287.7	1,224.5	63.3	5.2%
Property, furniture and equipment, net	791.4	815.1	(23.7)	(2.9%)
Intangibles and goodwill, net	1,633.2	1,044.7	588.5	56.3%
Other assets	1,990.2	2,182.2	(192.1)	(8.8%)

Total assets	87,482.6	89,953.9	(2,471.3)	(2.7%)

Liabilities and equity
Deposits and obligations	48,530.7	48,897.9	(367.2)	(0.8%)

	As of December 31, 2022	As of December 31, 2021(1)	Change
	(S/ in millions)		(S/ in millions)%
Due to banks and correspondents and inter-bank funds	7,130.7	8,522.8	(1,392.2)	(16.3%)
Bonds, notes and other obligations	7,906.3	8,389.7	(483.4)	(5.8%)
Insurance contract liabilities	10,602.4	11,958.1	(1,355.7)	(11.3%)
Other liabilities	3,266.6	2,630.0	636.6	24.2%

Total liabilities	77,436.7	80,398.5	(2,961.9)	(3.7%)

Equity, net
Equity attributable to IFS’s shareholders	9,991.2	9,504.0	487.1	5.1%
Non-controlling interest	54.8	51.3	3.5	6.7%

Total equity, net	10,046.0	9,555.4	490.6	5.1%

Total liabilities and equity net	87,482.6	89,953.9	(2,471.3)	(2.7%)

(1)	The comparative financial information for 2021 is reported by IFRS 4. See Note 3.2 to the audited annual consolidated financial statements.

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

Results of Operations for the Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

The following table sets forth the principal components of our consolidated profit for the years ended December 31, 2022 and 2021. Due to the adoption of IFRS 17, the 2021 results of operations are not comparable to those of 2023 and 2022. As such, the commentary for the year 2022 compared to 2021 as shown below is based on our financial information as previously reported under IFRS 4 for comparison purposes. The commentary on this basis was also provided in our 2022 Annual Report on Form 20-F.

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

Interest and fees on deposits and obligations increased mainly due to a 120 basis point increase in the average cost, from 0.8% in 2021 to 2.0% in 2022 due to higher interest rate environment which resulted in an increase in rates payable on institutional, retail and commercial deposits, partially offset by 2.8% decrease in average volumes across all client segments. By currency, average balances of soles-denominated deposits increased 24.7% while average dollar-denominated deposits increased 29.1%.

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

Interest on bonds, notes and other obligations decreased mainly due to 2.3% decrease in the average volume, mainly attributable to a 10 basis point decrease in the nominal average cost. These effects were mostly attributable to the maturity of local subordinated bonds for S/137.9 million in June 2022.

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

	For the yearended December 31,
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

The reduction in net claims and benefits incurred was mainly explained by decreases of S/55.2 million in retail insurance claims and S/17.3 million in individual life, both associated with higher claims in credit life insurance due to the COVID-19 mortality in Peru in 2021. These factors were partially offset by an increase of S/17.0 million in annuity benefits during the year ended December 31, 2022.

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

Other expenses increased S/48.7 million for the year ended December 31, 2022 when compared to the year ended December 31, 2021, mainly due to increases of S/97.3 million third-party commissions, as well as S/3.5 million in expenses related to rental income. These factors were partially offset by a decrease of S/47.4 million in salaries and employee’s benefits.

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

Interest and fees on deposits and obligations increased S/8.2 million due to an increase in the average rate as a consequence of an increase in average non-interest-bearing deposits. Interest and fees on obligations with financial institutions and others increased S/1.6 million due to loan amortizations during the second half of 2022. Interest on bonds, notes and other obligations increased S/0.6 million primarily as a result of the effect of a lower foreign exchange rate on Inteligo’s financial expenses related to leases as they are denominated in U.S. dollars.

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

As of December 31, 2023, our outstanding indebtedness included the following:

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

Interbank

The following table presents Interbank’s primary sources of funds as of December 31, 2023 and 2022:

	As of December 31, 2023	As of December 31, 2022	Change

	(S/ in millions)		(S/ in millions)%
Total deposits and obligations	46,053.6	44,597.9	1,455.8	3.3%
Due to banks and correspondents and inter-bank funds	8,789.0	6,756.6	2,032.4	30.1%
Bonds, notes and other obligations	4,253.2	6,571.5	(2,318.4)	(35.3%)

Total	59,095.8	57,926.0	1,169.8	2.0%

In our banking segment, our primary sources of funds have traditionally consisted of deposits and obligations, which amounted to S/46,053.6 million as of December 31, 2023. Interbank’s deposits include retail and commercial deposits, generated mainly through its digital channels, financial stores distribution network, and its relationships with commercial clients.

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

Amounts due to banks and correspondents and inter-bank funds (including both short and long-term amounts) increased S/2,032.4 million, or 30.1%, to S/8,789.0 million as of December 31, 2023 from S/6,756.6 million as of December 31, 2022, mainly due to a bond maturing and being replaced with the debt due to banks and correspondents.

Interbank has issued senior, senior-subordinated, junior-subordinated, mortgage and leasing bonds in the Peruvian and international capital markets.

Outstanding Indebtedness of Interbank

As of December 31, 2023, Interbank’s outstanding indebtedness included the following:

•	U.S.$300.0 million aggregate principal amount of 6.625% subordinated notes due 2029 issued on March 18, 2014.

•	U.S.$400.0 million principal amount of 3.250% senior notes due 2026 issued on October 4, 2019.

•	S/312.0 million principal amount of 5.000% senior notes due 2026 issued on October 1, 2019.

•	U.S.$300.0 million aggregate principal amount of 4.000% subordinated notes due 2030 issued on July 8, 2020.

•	U.S.$275.0 million in working capital loans under credit facility agreements due between 2024 and 2026.

•	U.S.$237.0 million in trade loans amount under credit facility agreements due 2024.

Additionally, as of December 31, 2023, Interbank had S/150.0 million (U.S.$49.7 million at the nominal exchange rate of S/3.709 per U.S.$1.00 as of December 31, 2023) of local corporate inflation-linked bonds, which have an amortization cost of S/184.5 million. On January 11, 2023, Interbank redeemed the bond with a nominal value of S/150,000,000. Additionally, on January 18, 2023, Interbank redeemed the bond with a nominal value of US$484,895,000, and on December 13, 2023, the bond with a nominal value of US$50,000,000.

On January 16, 2024, Interbank issued U.S.$300.0 million aggregate principal amount of 7.625% subordinated notes due 2034 under Rule 144A and Regulation S of the Securities Act of 1933 of the United States.

As of the date of this Annual Report on Form 20-F, Interbank complies with all the covenants described above and not subject to any other such obligations.

Interseguro

Interseguro’s primary source of funds is premiums collected, carry from fixed income investments, dividends on equity investments and real estate leases.

Outstanding Indebtedness of Interseguro

Interseguro has issued subordinated bonds in the Peruvian market. As of December 31, 2023, Interseguro had S/241.1 million in bonds outstanding compared to S/247.9 million for 2022. Additionally, Interseguro works with credit lines for promissory notes and letters of guarantee.

Inteligo

The following table presents Inteligo’s primary sources of funds as of December 31, 2023 and 2022:

	As of December 31, 2023	As of December 31, 2022	Change

	(S/ in millions)		(S/ in millions)%
Total deposits and obligations	3,311.7	4,098.8	(787.1)	(19.2%)
Due to banks and correspondents and inter-bank funds	84.0	53.9	30.1	55.7%

Total	3,395.7	4,152.8	(757.1)	(18.2%)

In our wealth management segment, the primary source of funds has consisted of deposits and obligations, which amounted to S/3,311.7 million as of December 31, 2023. Inteligo Bank’s deposits are retail deposits, from its private wealth clients. Retail deposits provide Inteligo with a low-cost, diverse and stable source of funding. Amounts due to banks and correspondents and inter-bank funds consist of the credit facilities provided to Inteligo Bank.

Deposits and obligations decreased S/787.1 million or 19.2% from December 31, 2022 to December 31, 2023, mainly attributable to migrations from cash positions to investments. Amounts due to banks and correspondents increased S/30.1 million or 55.7% from December 31, 2022 to December 31, 2023, mainly explained by the credit line increase that Inteligo Bank maintains with Safra Sarasin SA.

Outstanding Indebtedness of Inteligo

As of December 31, 2023, Inteligo’s outstanding indebtedness included the following:

•	U.S.$22 million loan under a credit facility between Inteligo Bank and Banque J. Safra Sarasin SA. The credit agreement includes standard clauses regarding eligible collateral.

Izipay

The following table presents Izipay’s primary sources of funds as of December 31, 2023:

As of December 31, 2023

(S/ in millions)
Cash and cash equivalents	129.3
Net cash provided by operating activities	48.1
Net cash used in investing activities	(93.6)
Net cash provided by (used in) financing activities	32.0

Total	115.8

In our payments segment, the primary source our principal sources of liquidity are our cash and cash equivalents.

As of December 31, 2023, we had S/129.3 million of cash and cash equivalents, customer funds cash and cash equivalents. Customer funds cash and cash equivalents are used to meet the obligations set aside for customers.

Outstanding Indebtedness of Izipay

As of December 31, 2023, Izipay’s outstanding indebtedness included the following:

•

S/61.0 million loan under a credit facility between Izipay and Scotiabank Perú SAA, Banco Internacional del Perú and Banco de Crédito del Perú. The framework agreement for the facility includes standard clauses regarding eligible collateral, compliance with covenants and other administrative matters.

•	S/0.3 million financial leasing.

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

Interbank

As of December 31, 2023, the minimum regulatory capital as a percentage of risk-weighted assets for Interbank was 11.1% and its ratio of regulatory capital to total risk weighted assets was 15.5%, according to the SBS. As of December 31, 2022, the minimum regulatory capital as a percentage of risk-weighted assets for Interbank was 9.8% and its ratio of regulatory capital to total risk weighted assets was 15.1%, the highest among the four largest banks in Peru, according to the SBS. As of December 31, 2021, the minimum regulatory capital as a percentage of risk-weighted assets for Interbank was 9.0% and its ratio of regulatory capital to total risk weighted assets was 15.9%, the highest among the four largest banks in Peru, according to the SBS. See Note 16(f) to our audited annual consolidated financial statements and “Item 4. Information on the Company—Business Overview—Regulation and Supervision” section in this Annual Report on Form 20-F for a discussion of regulatory capital requirements applicable to Interbank.

The following tables present Interbank’s regulatory capital as of December 31, 2023, 2022 and 2021, in accordance with SBS GAAP, as required by the Peruvian Banking and Insurance Law.

	As of December 31, 2023	As of December 31, 2022	Change

	(S/ in (millions)		(S/ in millions)%
Paid-in-capital	5,910.6	5,441.9	468.7	8.6%
Legal and special reserves	1,283.2	1,166.0	117.2	10.0%
Treasury stock	(33.9)	(33.9)	—	—
Others	301.9	442.4	(140.5)	(31.8%)

Total Tier 1	7,461.7	7,016.4	445.3	6.3%

Subordinated bonds	2,225.4	2,288.4	(63.0)	(2.8%)
Generic allowances for loan losses	485.3	465.7	19.5	4.2%
Others	(360.9)	(15.7)	(345.1)	n.m.

Total Tier 2	2,349.8	2,738.4	(388.6)	(14.2%)

Total Regulatory Capital	9,811.5	9,754.8	56.7	0.6%

Risk-weighted assets	63,494.9	64,690.1	(1,195.2)	(1.8%)
Regulatory capital as a percentage of risk-weighted assets	15.5%	15.1%

	As of December 31, 2022	As of December 31, 2021	Change

	(S/ in (millions)		(S/ in millions)%
Paid-in-capital	5,441.9	4,961.8	480.2	9.7%
Legal and special reserves	1,166.0	1,045.9	120.0	11.5%
Treasury stock	(33.9)	(33.9)	—	—
Others	442.4	288.3	154.1	53.4%

Total Tier 1	7,016.4	6,262.1	754.3	12.0%

Subordinated bonds	2,288.4	2,462.1	(173.7)	(7.1%)
Generic allowances for loan losses	465.7	423.1	42.7	10.1%
Others	(15.7)	(11.6)	(4.1)	35.5%

Total Tier 2	2,738.4	2,873.5	(135.1)	(4.7%)

Total Regulatory Capital	9,754.8	9,135.6	619.2	6.8%

Risk-weighted assets	64,690.1	57,570.3	7,119.8	12.4%
Regulatory capital as a percentage of risk-weighted assets	15.1%	15.9%

Interseguro

Interseguro is required to maintain a minimum regulatory capital, also known as solvency equity, pursuant to guidelines issued by the SBS. The capital requirement is the sum of solvency equity and the guarantee fund. Solvency equity is determined by the level of risk and the risk profile assumed by an insurance company in Peru in accordance with SBS regulations. The guarantee fund is equivalent to 35% of solvency equity plus the investment component borne by the company, and 10% of the fair value of real estate. See Note 16(f) to our audited annual consolidated financial statements and “Item 4. Information on the Company—Business Overview—Regulation and Supervision” in this Annual Report on Form 20-F for a discussion of regulatory capital requirements applicable to Interseguro.

The following tables present Interseguro’s solvency ratio as of December 31, 2023, 2022 and 2021 in accordance with SBS GAAP as required by the Peruvian Banking and Insurance Law.

	As of December 31, 2023	As of December 31, 2022	Change

	(S/ in millions)		(S/ in millions)%
Regulatory capital	1,370.2	1,338.2	31.9	2.4%
Less:
Solvency equity (solvency margin)(1)	698.4	714.9	(16.5)	(2.3%)
Guarantee fund(2)	455.3	250.2	205.0	82.0%
Required capital	1,153.7	965.1	188.6	19.5%

Surplus	216.5	373.2	(156.7)	(42.0%)
Solvency Ratio(3)	118.8%	138.7%

	As of December 31, 2022	As of December 31, 2021	Change

	(S/ in millions)		(S/ in millions)%
Regulatory capital	1,338.2	1,387.7	(49.5)	(3.6%)
Less:
Solvency equity (solvency margin)(1)	714.9	672.6	42.3	6.3%
Guarantee fund(2)	250.2	235.4	14.8	6.3%
Required capital	965.1	907.9	57.1	6.3%

Surplus	373.2	479.8	(106.6)	(22.2%)
Solvency Ratio(3)	138.7%	152.8%

(1)	Corresponds to an amount determined by the level of risk and the risk profile assumed by an insurance company in Peru in accordance with SBS regulations.
(2)	Equal to 35% of solvency margin.
(3)

Solvency ratio for Interseguro is calculated in accordance with SBS guidelines. See “Item 4. Information on the Company—Business Overview—Regulation and Supervision—Insurance Regulation and Supervision—Solvency Requirements and Regulatory Capital”.

Inteligo Bank

Inteligo Bank is required to maintain a minimum regulatory capital of not less than 12% of its risk-weighted assets, pursuant to the Bahamas Capital Regulations 2022, released by the Central Bank of Bahamas in August 2022. Risk-weighted assets are the sum of (i) the total amount of credit risk weighted assets and indirect loans, (ii) 10 times the regulatory capital allocated to cover market risk, only if the bank’s market risk position is higher than (a) 5% of the total on- and off-balance sheet assets, or (b) U.S.$100 million, and (iii) 12.5 times the regulatory capital allocated to cover operational risk. As of December 31, 2023, Inteligo Bank’s ratio of regulatory capital to total risk-weighted assets was 17.4%.

The following tables present Inteligo Bank’s risk-weighted assets and regulatory capital as a percentage of risk-weighted assets as of December 31, 2023 and 2022, according to the current capital requirements of the Central Bank of the Bahamas.

	As of December 31, 2023	As of December 31, 2022	Change

	(U.S. $/ in millions)		(S/ in millions)%
Total eligible capital	137.5	195.8	(58.3)	(29.8%)
Total risk-weighted assets	792.4	959.2	(166.8)	(17.4%)

Capital ratio	17.4%	20.4%

	As of December 31, 2022	As of December 31, 2021	Change

	(U.S. $/ in millions)		(S/ in millions)%
Total eligible capital	195.8	287.2	(91.4)	(31.8%)
Total risk-weighted assets	959.2	1,177.3	(218.1)	(18.5%)

Capital ratio	20.4%	24.4%

Prior to 2023, the Central Bank of Bahamas required a minimum regulatory capital of not less than 8% of risk-weighted assets and the methodology to calculate the eligible capital did not include deductions of high-risk assets. The capital adequacy ratio reported by Inteligo Bank according to prior requirements was 24.4% and 20.4% as of December 31, 2021 and 2022, respectively. Using this methodology, the ratio as of December 31, 2023 would have been 22.8%.

In 2018, the Central Bank of The Bahamas published two discussion papers focused on minimum disclosures (Pillar III of the Basel II framework) and the net stable funding ratio and the liquidity coverage ratio (main components of Basel III), but its liquidity framework is still in development.

In Peru, Inteligo SAB is regulated by the SMV, which is responsible for determining the minimum capital requirement for the companies under its supervision. As of December 31, 2023, the capital requirement for brokerage houses is the sum of (i) the minimum regulatory capital required of S/2.5 million; and (ii) the regulatory capital allocated to cover operational risks. As of December 31, 2023, Inteligo SAB held capital exceeding S/24.1 million.

Izipay

In Peru, Izipay is regulated by Central Reserve Bank of Peru but it is not subject to mandatory capital requirements.

Commitments and Contractual Obligations

We enter into various commitments and contractual obligations that may require future cash payments, respectively.

The following tables summarize our commitments and contractual obligations as of December 31, 2023 and 2022, respectively:

As of December 31, 2023	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

	(S/ in millions)
Deposits and obligations	48,385.3	410.1	88.0	304.9	49,188.2
Inter-bank funds	119.7	—	—	—	119.7
Due to banks and correspondents	4,855.6	2,556.0	266.1	1,348.2	9,025.9
Bonds, notes and other obligations	71.7	1,789.6	1,045.2	2,645.2	5,551.6
Due from customers on acceptances	40.6	—	—	—	40.6
Accounts payable, provisions and other liabilities	3,315.8	—	—	—	3,315.8
Lease liabilities	30.4	43.1	14.7	3.5	91.6

Total(1)	56,819.0	4,798.7	1,414.0	4,301.7	67,333.4

As of December 31, 2022	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

	(S/ in millions)
Deposits and obligations	47,223.8	956.0	67.5	283.5	48,530.7

Inter-bank funds	30.0	—	—	—	30.0
Due to banks and correspondents	2,433.5	3,220.1	288.8	1,158.3	7,100.6
Bonds, notes and other obligations	2,296.5	—	2,903.4	2,706.4	7,906.3
Due from customers on acceptances	45.8	—	—	—	45.8
Accounts payable, provisions and other liabilities	3,016.6	—	—	—	3,016.6
Lease liabilities	36.6	47.5	22.0	6.5	112.6

Total(1)	55,082.7	4,223.7	3,281.7	4,154.6	66,742.6

(1)	For insurance contract liabilities as of December 31, 2023 and 2022, see Note 14 of our audited annual consolidated financial statements.

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

Off-Balance Sheet Arrangements as of December 31, 2023 and 2022

The following table presents our consolidated off-balance sheet arrangements as of December 31, 2023 and 2022.

	As of December 31,
	2023	2022	Change
	(S/ in millions)		(S/ in millions)%
Contingent credits—Indirect loans
Guarantees and standby letters	4,302.8	4,001.8	301.0	7.5%
Import and export letters of credit	440.7	485.5	(44.8)	(9.2%)

	4,743.5	4,487.3	256.2	5.7%

Derivatives—Notional amounts Held for trading
Forward currency contracts—buy	1,811.1	1,977.3	(166.2)	(8.4%)
Forward currency contracts—sell	2,316.8	4,057.8	(1,741.0)	(42.9%)
Foreign currency forward contracts on currencies other than sol	747.7	292.9	454.8	n.m.
Interest rate swaps	1,530.5	2,424.6	(894.1)	(36.9%)
Currency swaps	1,370.8	2,672.5	(1,301.7)	(48.7%)
Cross currency swap	—	224.5	(224.5)	(100.0%)
Foreign currency options	279.0	80.2	198.9	247.9%
Held as hedges Cash flow hedges:
Cross currency swap	2,578.5	2,579.2	(0.7)	0.0%

	10,634.4	14,309.0	(3,674.6)	(25.7%)

Responsibilities under credit lines agreements	13,311.1	14,758.7	(1,447.6)	(9.8%)

Total	28,689.2	33,555.0	(4,865.9)	(14.5%)

n.m. means not meaningful.

Guarantees and standby letters increased by S/301.0 million, or 7.5%, from S/4,001.8 million as of December 31, 2022 to S/4,302.8 million as of December 31, 2023. Import and export letters of credit decreased S/44.8 million.

Foreign currency forwards, including purchase and sale agreements increased S/454.8 million from S/292.9 million as of December 31, 2022 to S/747.7 million as of December 31, 2023. We also use derivative financial instruments as hedges. See Note 10(b) to our audited annual consolidated financial statements for derivative financial instruments valuation.

Responsibilities under credit line agreements decreased S/1.447.6 million for the year ended December 31, 2023, compared to the amount registered as of December 31, 2022. These credit line agreements are cancellable at any time by Interbank.

Off-Balance Sheet Arrangements as of December 31, 2022 and 2021

The following table presents our consolidated off-balance sheet arrangements as of December 31, 2022 and 2021.

	As of December 31,
	2022	2021	Change

	(S/ in millions)		(S/ in millions)%
Contingent credits—Indirect loans
Guarantees and standby letters	4,001.8	4,150.1	(148.3)	(3.6%)
Import and export letters of credit	485.5	290.4	195.2	67.2%

	4,487.3	4,440.5	46.9	1.1%

Derivatives—Notional amounts Held for trading
Forward currency contracts—buy	1,977.3	3,925.5	(1,948.1)	(49.6%)
Forward currency contracts—sell	4,057.8	4,390.3	(332.5)	(7.6%)
Foreign currency forward contracts on currencies other than sol	292.9	316.0	(23.1)	(7.3%)
Interest rate swaps	2,424.6	2,969.0	(544.5)	(18.3%)
Currency swaps	2,672.5	4,162.3	(1,489.8)	(35.8%)
Cross currency swap	224.5	234.7	(10.2)	(4.3%)
Foreign currency options	80.2	1.8	78.3	n.m.
Held as hedges Cash flow hedges:
Interest rate swaps	—	—	—	—
Cross currency swap	2,579.2	2,358.0	221.2	9.4%

	14,309.0	18,357.6	(4,048.7)	(22.1%)

Responsibilities under credit lines agreements	14,758.7	12,182.2	2,576.5	21.1%

Total	33,555.0	34,980.3	(1,425.3)	(4.1%)

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

Interbank believes that it is building the foundations to capture current and future market opportunities and continue to grow. It has a capital expenditure plan to ensure the accomplishment of its medium-term strategic plan, as it believes that not only operating efficiency and proximity to its customers, but also digital transformation and innovation, are key competitive advantages. We are investing intensely in our transformation and our technology capital expenditures is two times the amount of our investment made in 2015.

While we budget for investments across our subsidiaries, Interbank accounts for the substantial majority or our capital expenditures budget. Interbank’s budget for capital expenditures for 2024 is approximately S/278 million. Of this budget, approximately 79% is related to technology expenditures including investments in our digital platform, aligned with technology as a main pillar at IFS. Some of the key technological expenditures include:

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

Interseguro also has introduced its new 100% digital products and solutions such as life insurance, auto insurance, travel insurance, and SOAT (obligatory insurance for auto circulation). Interseguro has also implemented and digitized the process of analysis of needs for life insurance products, which allows the company to issue insurance policies without a physical application form.

Additionally, Interseguro continues improving business intelligence capabilities such as Datalake which consolidates information from various Interseguro systems to generate a unique customer base for the creation of predictive models (admission, risk, fraud, purchase propensity). The goal is to generate specific insights that support decision-making across various fronts, including information models, machine learning models, among others.

In our wealth management segment, Inteligo SAB and Inteligo Peru Holdings implemented a new core system “SAP Business One” to automate back-office activities like accounting, budgeting and purchasing in 2022. During 2023, Interfondos also implemented “SAP Business One”. Inteligo Bank has continued working on complementing its IT infrastructure and further developing of its technology platform, which will allow it to leverage its existing CRM platform and develop stronger business intelligence capabilities.

In our payments segment, Izipay constantly invests in technology in order to reinforce its network, including POS with Android operative system as well as hardware to increase its capacity and developing software in order to deliver new services to different types of customers. The capital expenditure investment from Izipay for the period 2023 was S/89.6 million.

C.	Research and Development, Patents and Licenses, etc.

Not Applicable.

D.	Trend Information

As of December 31, 2023, we had total assets of S/89.6 billion (approximately U.S.$ 24.2 billion), total gross loans of S/48.9 billion (approximately U.S.$ 13.2 billion), total deposits and obligations of S/9.0 billion (approximately U.S.$ 2.4 billion) and shareholders’ equity of S/10.0 billion (approximately U.S.$ 2.7 billion).

Substantially all of our subsidiaries’ operations are conducted in Peru. Accordingly, our results of operations and financial condition are dependent on economic conditions, consumer spending and investment levels in Peru.

Peru has suffered from political instability, with a series of government institutional crises starting in 2018 due to, among other things, several corruption scandals involving prominent political figures, which have resulted in resignations and impeachment of various presidents since then, including most recently former President Jose Pedro Castillo in December 2022 following an attempted coup, as well as investigations of certain members of the judicial system and the public ministry who are now facing prosecution. Despite these factors and continued political corruption scandals, the Peruvian economy continued to outperform its peer countries, supported by solid macroeconomic fundamentals and strong fiscal and monetary policies. At the beginning of 2021, Peru continued to struggle from the effects of the pandemic but started to recover over time as targeted lockdowns decreased and were eventually lifted and the vaccination program accelerated. The recovery was mainly driven by domestic demand-oriented sectors, improved trade terms, higher private consumption, and the base effect of such improvements as compared to 2020. Nevertheless, such improved economic landscape was negatively affected by the uncertainty that arose in the run up to the presidential and congressional elections that took place in April 2021. These political events contributed to a slowdown in GDP growth, volatility of the exchange rate and weakening of the local currency, which in turn also affected inflation. As a result of these factors, the Peruvian GDP grew 13.6% in 2021.

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

In 2023, the Peruvian GDP declined 0.6%, amidst social unrest, prolonged inflation, and the climate phenomenon known as “Yaku” that occurred during the first quarter. Furthermore, responding to these challenges, and with inflation under control, the Central Reserve Bank of Peru initiated a series of rate reductions in the latter half of the year, culminating in a reference interest rate decrease to 6.75% by December 31, 2023.

The following are the most important trends, uncertainties and events that are reasonably likely to affect us or that would cause the financial information disclosed herein not to be indicative of or have a material adverse effect on our future operating results or financial condition:

•

Our businesses and prospects rely on a market-oriented economy, and the protests and social unrest in Peru against government economic policies and social inequality, as well as potential political changes may alter the current economic model and business environment.

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

•

Our capital and funding requirements as well as our client activity and our clients’ ability to repay loans could be affected by continued adverse developments and market uncertainties relating to climate phenomena and social unrest in Peru, which has resulted in unexpected volatility in equity and credit markets.

•

Cybersecurity events, earthquakes, other natural disasters, health epidemics and other outbreaks could negatively affect our reputation and the operations of Interbank, Interseguro, Interfondos, Inteligo SAB and Izipay.

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

General

Our business and affairs are managed by our board of directors in accordance with our articles of incorporation and Panamanian corporate law. Our articles of incorporation provide for a board of directors of no less than three members. Our current board of directors is comprised of seven directors and no alternates. The two-year term of our current board of directors appointed on March 31, 2023 will expire in March 2025.

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

Board of Directors

Our board of directors consists of seven members, four of whom are independent. The business address of our board of directors is Av. Carlos Villarán 140, 5th floor Urbanización Santa Catalina, La Victoria, Lima 13, Perú. The following table sets forth certain information about our current directors.

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

Fernando Martin Zavala Lombardi has served as an IFS director since his appointment on April 2019, and has been serving Interbank as director since March 2019. Mr. Zavala also serves as CEO and director of Intercorp Peru Ltd. and Chairman of InRetail Pharma and Homecenters Peruanos, and director of InRetail Peru Corp., Inteligo Group Corp., Universidad Tecnológica del Perú, Colegios Peruanos, Interseguro, Tiendas Peruanas, Supermercados Peruanos, Financiera OH! S.A., Intertítulos, and Inteligo Bank. He previously served as CEO in Peru and Panama of the multinational company SABmiller and has been director of several companies in Peru, and several business guilds and NGOs as well. In the public sector, he has been Prime Minister and Minister of Economy and Finance, the latest twice, as well as General Manager of the Peruvian Antitrust Authority (Indecopi). Mr. Zavala received a bachelor’s degree in economics from Universidad del Pacífico in Lima, a master’s degree in business management from Universidad de Piura, and a master’s in business administration from University of Birmingham in England.

Felipe Federico Roy Morris Guerinoni has served as one of IFS’ directors since 2007. Mr. Morris also serves as Chairman of Interseguro and Financiera OH!, and as Director of Intercorp Peru and Inteligo Bank. Mr. Morris received a bachelor’s degree in economics from the Universidad del Pacífico in Lima, a master’s degree in economics from the University of Pittsburgh and a master’s degree in finance from American University.

José Alfonso Bustamante y Bustamante has served as one of IFS’ directors since March 2007. Mr. Bustamante is the President of the Board of CFI Holdings S.A. and also serves as a director of Agrícola Cerro Prieto S.A., Irrigadora Cerro Prieto S.A.C.and San Miguel Industrias Pet S.A. Mr. Bustamante was President of the Board of Telefónica del Perú and Banco Santander Central Hispano, Bancosur, and of the Asociación de Bancos del Peru – ASBANC and also served as director of Interbank, La Positiva Seguros y Reaseguros S.A., La Positiva Vida Seguros y Reaseguros S.A., Empresa Eléctrica de Piura S.A. (now, Enel Generación Piura S.A.) and Compañía Minera Milpo S.A. (now, Nexa Resources Perú S.A.A). In the public sector, Mr. Bustamante was the Prime Minister of Peru and Minister of Industry, Tourism, Integration and International Trade Negotiations (1993-1994) and was president of COPRI and Prom Perú during the same period. Mr. Bustamante received a bachelor’s degree in agricultural engineering from the Universidad Nacional Agraria La Molina in Lima and pursued his graduate studies at the University of Michigan, Ann Arbor.

Lucía Cayetana Aljovin Gazzani has served as one of IFS’ directors since her appointment in April 2019 and has been serving as Interbank’s director since July 2018. She has also served as Foreign Affairs Minister, Minister of Energy and Mines and Minister of Social Inclusion. Mrs. Aljovin is the President of the Board of Compañía Latinoamericana de Radiodifusión S.A. and Latina Media S.A., Vice President of the Arbitral Tribunal of AMCHAM Perú, and director of Nexa Resources Peru, Nexa Resources Atacocha, Electrodunas, Dunas Energía, JetSMART Holdings Limited, among other companies. Previously, she was President of the National Fishing Society (SNP) and Asociación Civil Perú 2021 (Perú Sostenible), Vice President of CONFIEP, a partner at Miranda & Amado law firm, a member of the board of directors of the Lima Stock Exchange and served as director of other Peruvian companies and nonprofit organizations. Mrs. Aljovin received a degree in Law from the Pontificia Universidad Católica del Perú and a master’s degree in business administration from Universidad Adolfo Ibanez of Chile. She has also been a journalist and a professor at several Peruvian universities.

Hugo Antonio Santa María Guzmán has served as one of IFS’ directors since his appointment in April 2019, and has been serving as Interbank director since November 2016. Mr. Santa María is partner, manager of economic studies, and chief economist of APOYO Consultoría, where he runs the Business Advisory Service (“SAE,” for its acronym in Spanish). SAE is the leading economic and business (analysis) service in Peru. He is currently a member of the board of directors of APOYO Comunicación, Sociedad Agricola Virú S.A., Colegios Peruanos, InRetail Perú Corp., Inretail Pharma and Real Plaza. Previously, he was a member of the boards of Banco Santander Peru, EDPYME Santander Consumo Perú, Compañía Minera Atacocha S.A. (now, Nexa Resources Perú S.A.A.) and the Consolidated Reserve Fund (investment fund of the Peruvian public pension system) as well as independent director and President of the board of Mibanco. Mr. Santa María has been a professor in graduate programs at Universidad del Pacífico, Universidad Peruana de Ciencias Aplicadas and Universidad de Piura. Mr. Santa María holds a bachelor’s degree in economics from Universidad del Pacífico and master and Ph.D. from Washington University in St. Louis.

Guillermo Martínez Barros has served as one of IFS’s directors since 2019. He has also served as a director of Interseguro since 2008. Mr. Martínez serves as director of Financiera OH! S.A. in Peru, PrimAmérica Consultores S.A., Scan S.A. and Ebench S.A. in Chile and is a member of the Direction Committee of Centros de Salud Peruanos S.A.C. Mr. Martínez is also the chairman and owner of Inmobiliaria e Inversiones Siete Mares S.A. Mr. Martínez received a bachelor’s degree in business administration from the Universidad Católica de Chile, a master’s degree in business administration from the University of Chicago and a master’s degree in economics from the London School of Economics.

Executive Officers

The business address of our executive officers is Av. Carlos Villarán 140, Urbanización Santa Catalina, La Victoria, Lima 13, Perú. The following table sets forth certain information about our executive officers. Each member of our management team serves for open-ended terms.

Name	Position	Year of Birth	Year Appointed
Luis Felipe Castellanos López Torres	Chief Executive Officer	1970	2013
Gonzalo José Basadre Brazzini	Deputy Chief Executive Officer	1970	2013
Michela Casassa Ramat	Chief Financial Officer	1973	2012
Liliana Elcira Vera Villacorta	Chief Accounting Officer	1974	2006
Juan Antonio Castro Molina	General Counsel	1971	2006
Carlos José Tori Grande	Executive Vice President of Payments	1976	2022
Cecilia Ramírez Riesco	Investor Relations Officer	1987	2024
Katia Mercedes Lung Won	Chief Compliance Officer	1968	2016
Peter Roekaert Embrechts	Internal Auditor	1967	2020
Zelma Francisca Acosta-Rubio Rodríguez	Chief Sustainability Officer	1965	2022

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

Michela Casassa Ramat has served as IFS’ Chief Financial Officer and as Interbank’s Chief Financial Officer since September 2012. Mrs. Casassa joined Interbank in September 2011 as Head of Strategic Planning. Prior to joining Interbank, she served as Head of Strategy at Banco de Crédito del Perú in Lima, and Head of Strategy for Corporate and Investment Banking at Unicredit in Milan and Istanbul. She has also worked at The Boston Consulting Group in Milan. Mrs. Casassa holds a bachelor’s degree in business administration from the Universidad de Lima and a master’s degree in business administration with a specialization in finance from the SDA Bocconi in Milan.

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

Carlos José Tori Grande has served as IFS´s Executive Vice President of Payments since June 2022, and as Interbank’s Executive Vice President of Payments Ecosystem since August 2022. At Interbank, he has previously served as Vice President of Retail Banking and Channels since March 2021, as Vice President of Retail Banking since December 2016 and as Vice President for Distribution Channels since February 2014. In addition, Mr. Tori serves as a director of Perú Servicio de Transferencia Electrónica de Beneficios y Pagos S.A.C. (“Servitebca”) and PMP. Mr. Tori joined Interbank in 2009 as Head of the Corporate Finance team. Previously, Mr. Tori had served as a director of Interfondos, Compañía de Servicios Conexos Expressnet and Pagos Digitales Peruanos. Prior to joining Interbank, Mr. Tori worked for Citigroup and BankBoston. Prior to 2009, he served as an Investment Banking Associate at Merrill Lynch. Mr. Tori received a bachelor’s degree in business administration from Texas A&M University and a master’s degree in business administration from the Amos Tuck School of Business at Dartmouth College. In addition, he attended the Advanced Management Program at Harvard Business School.

Cecilia Ramírez Riesco was appointed IFS’ Investor Relations Officer in February 2024, effective as of March 1, 2024. Ms. Ramírez previously served as Head of Structural Asset Liability Management at Interbank, a position she continues to hold, having joined the company in January 2023. Prior to joining Interbank, she served as Asset Liability Management Manager at Banco de Crédito del Perú. With over 14 years of experience in the financial services sector, Ms. Ramírez holds a bachelor’s degree in economics from the Universidad de Lima and a master’s degree in finance from the London Business School.

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

Zelma Francisca Acosta-Rubio Rodríguez has served as IFS´ Chief Sustainability Officer since March 2022, as Interbank’s General Counsel and Secretary of the Board of Directors since April 2007, and as Executive Vice President of Corporate and Legal Affairs since 2018. Mrs. Acosta-Rubio also serves as Chief Diversity Officer for Intercorp since 2018, as well as a director of several related companies of Interbank, including, La Fiduciaria S.A. (related under SBS rules) and Intertítulos. Previously, she served as Director at Compañía de Servicios Conexos Expressnet. Before joining Interbank, Mrs. Acosta-Rubio worked at Clifford Chance in London and Milbank, Tweed, Hadley & McCloy in New York. Mrs. Acosta-Rubio received a law degree from the Universidad Católica Andres Bello in Caracas, a master’s degree in comparative jurisprudence from New York University, a master’s degree in international banking law from Morin Center for Banking and Financial Law at Boston University and a master’s degree in business administration from the Management School at Universidad de Piura. In addition, she attended courses on governance and corporate social responsibility at Harvard Business School. Mrs. Acosta-Rubio is admitted to the New York State Bar.

Interbank

Board of Directors

Interbank’s board of directors consists of ten members, six of whom are independent. The business address of Interbank’s board of directors is Av. Carlos Villarán 140, Urbanización Santa Catalina, La Victoria, Lima 13, Peru. The following table sets forth certain information about our directors as of the date of this Annual Report on Form 20-F.

Name	Position	Year of Birth	Year Appointed
Carlos Tomás Rodríguez-Pastor Persivale	Chairman	1959	1995
Ramón José Vicente Barúa Alzamora	Director	1946	1994
Luis Felipe Castellanos López Torres(1)	Director	1970	2024
David Fischman Kalincausky(2)	Director	1958	2003
Carlos Miguel Heeren Ramos(2)	Lead Director	1968	2015
Felipe Federico Roy Morris Guerinoni	2nd Vice-Chairman	1953	2000
Lucía Cayetana Aljovín Gazzani(2)	Director	1966	2018
Hugo Antonio Santa María Guzmán(2)	Director	1963	2016
Fernando Martín Zavala Lombardi	1st Vice-Chairman	1971	2019
Marcia Nogueira de Mello(2)	Director(3)	1965	2022

(1)	Term starts on May 1, 2024.
(2)	Independent director pursuant to Peruvian regulations.
(3)	Director responsible for supervising the efficiency of the information security and cybersecurity systems of Interbank, as required by Peruvian regulations.

The following sets forth selected biographical information for each of the members of Interbank’s board of directors.

Carlos Tomás Rodríguez-Pastor Persivale, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors”.

Ramón José Vicente Barúa Alzamora has served as one of Interbank’s directors since 1994. In addition, Mr. Barúa serves as a director of InRetail Pharma, Supermercados Peruanos, Homecenters Peruanos, Tiendas Peruanas, Real Plaza, Universidad Tecnológica del Perú, Financiera OH! S.A., Inteligo Group and Interseguro. He has also served as director of Intercorp Perú, Intercorp Financial Services Inc., Interfondos, Intertítulos, and Inteligo Bank, and, until 2019, he was the Chief Executive Officer of Intercorp Perú. Mr. Barúa received a bachelor’s degree in industrial engineering from the Universidad Nacional de Ingeniería in Lima and a degree in economics from the Université Catholique de Louvain in Belgium.

Luis Felipe Castellanos López Torres, See “Item 6. Directors, Senior Management and Employees—Directors and senior management—General—Executive Officers”.

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

Carlos Heeren Ramos has served as one of Interbank’s directors since 2015, appointed as Lead Director in 2020 and, as required by the SBS regulation, designated as the Director responsible to supervise the efficiency of the information security and cybersecurity system from 2021 to 2023. In addition, he is CEO of UTEC (Universidad de Ingeniería y Tecnología) and TECSUP (Instituto Superior de Tecnología). He currently serves on the board of a number of companies as well as non-profit organizations. Prior to his current role, he was a partner in the largest consulting firm in Peru, Apoyo Consultoría, where he served as the head of management consulting. He also served as director of Cementos Pacasmayo S.A.A. Additionally, he spent 12 years as a faculty member in the Graduate School of the Universidad del Pacífico. He obtained his bachelor’s degree in economics at the Universidad del Pacífico, and obtained his master’s degree in economics from the University of Texas at Austin.

Felipe Morris Guerinoni, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors”.

Lucía Cayetana Aljovin Gazzani, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors”.

Hugo Antonio Santa María Guzmán, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors”.

Fernando Martin Zavala Lombardi, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors”.

Marcia Nogueira de Mello has served as one of Interbank’s directors since October 2022. As required by the SBS regulation, she has been designated as the Director responsible for supervising the efficiency of Interbank’s information security and cybersecurity system since 2023. She is co-founder and board member of Oasis Capital Ltda. (formerly Volt Partners Investimentos Ltd.), independent board member of PagSeguro Digital Ltd. and Leo Meio de Pagamentos Ltda., and member of the advisory board of Leo Madeiras Maquinas & Ferragens S.A. Previously, she was co-founder and board member of Revolut Investimentos Ltda., served as CEO of Global Payments South America Brasil Soluções de Pagamentos, was member of the advisory boards of Banco Letsbank S.A. (formerly Banco Smartbank S.A.), and DMCard Processamento de Dados e Central de Atendimento Ltda., commercial director of Elavon do Brasil Soluçoes de Pagamento S.A., country manager and sales director of Verifone do Brasil Ltda., director of channels, strategy and payment solutions at Companhia Brasileira de Meios de Pagamento S.A. (Cielo), and business development manager of EDS Electronic Data Systems do Brasil Ltda. (subsidiary of Hewlett-Packard—HP). Mrs. Nogueira received a degree in Computer Science from the Universidade Presbiteriana Mackenzie in Brazil.

Executive Officers

The business address of Interbank’s executive officers is Av. Carlos Villarán 140, Urbanización Santa Catalina, La Victoria, Lima 13, Perú. The following table sets forth certain information about Interbank’s executive officers as of the date of this Annual Report on Form 20-F.

Name	Position	Year of Birth	Year Appointed
Luis Felipe Castellanos López Torres(1)	Chief Executive Officer	1970	2011
Michela Casassa Ramat	Chief Financial Officer	1973	2012
Gabriela Prado Bustamante	Executive Vice President of Risk Management	1970	2008
Carlos José Tori Grande(2)	Executive Vice President of Payments	1976	2022

Name	Position	Year of Birth	Year Appointed
César Augusto Andrade Nicoli	Executive Vice President of Retail Banking and Channels	1971	2022
Víctor Edwin Martín Cárcamo Palacios	Executive Vice President of Commercial Banking	1972	2016
Alfonso Alejandro Díaz Tordoya	Executive Vice President of Operations and Technology	1979	2022
Giorgio Ettore Miguel Bernasconi Carozzi	Executive Vice President of Capital Markets	1961	2009
Zelma Francisca Acosta-Rubio Rodríguez	Executive Vice President of Corporate and Legal Affairs	1965	2007
Julio Antonio Del Valle Montero	Executive Vice President of Human Resources	1977	2023

(1)

In a meeting held on February 21, 2024, the Board of Directors of Interbank agreed to appoint Mr. Carlos José Tori Grande as the new Chief Executive Officer of Interbank, effective as of May 1, 2024. Mr. Luis Felipe Castellanos López Torres will hold the position until April 30, 2024.

(2)	Starting on May 1, 2024, Mr. Carlos José Tori Grande will be Interbank’s Chief Executive Officer.

Luis Felipe Castellanos López Torres, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Executive Officers.” In a meeting held on February 21, 2024, the Board of Directors of Interbank agreed to appoint Mr. Carlos José Tori Grande as the new Chief Executive Officer of Interbank, effective as of May 1, 2024. Mr. Luis Felipe Castellanos López Torres will hold the position until April 30, 2024.

Michela Casassa Ramat, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Executive Officers.”

Gabriela Prado Bustamante has served as Interbank’s Executive Vice President of Risk Management since July 2008. Previously, Ms. Prado was responsible for Interbank’s Special Asset Management Division and from 2000 to 2004, Ms. Prado served as Manager of Interbank’s Risk Management Division, and responsible for monitoring customer performance. Prior to joining Interbank, Ms. Prado also worked for Santander’s Risk Management Division. Ms. Prado received a bachelor’s degree in business administration from the Universidad de Lima, and a graduate degree in business administration from the INCAE Business School. In addition, she attended the Management Development Program at the Universidad de Piura

Carlos José Tori Grande, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Executive Officers.” In a meeting held on February 21, 2024, the Board of Directors of Interbank agreed to appoint Mr. Carlos José Tori Grande as the new Chief Executive Officer of Interbank, effective as of May 1, 2024.

César Augusto Andrade Nicoli has served as Interbank’s Executive Vice President of Retail Banking and Channels since August 2022. After serving as Vice President of Operations and Technology since May 2015. Before joining Interbank, he served as Director of Sales Strategy at LAN Peru and LATAM Airlines Peru, Commercial Director at Telefonica Colombia and Commercial Vice President at Telefónica Peru. Mr. Andrade holds a bachelor’s degree in economics from the Universidad del Pacífico in Lima and has a master’s degree in business administration from the Kellogg School of Management.

Víctor Edwin Martin Cárcamo Palacios has served as Interbank’s Executive Vice President for Commercial Banking since January 2016. Previously, he served as Head of Corporate Finance and Head of Medium Enterprises Banking at Interbank. Until 2020, he served as director of Servitebca. He also serves as Director of Intertítulos, PMP and La Fiduciaria S.A. Before joining Interbank, Mr. Cárcamo was the Executive Director of Capital Markets at Banco Santander in Mexico and Deputy Manager of Retail Products at Banco Santander in Argentina. Mr. Cárcamo holds a bachelor’s degree in economics from the Universidad de Lima and a master’s degree in business administration from the Universidad Adolfo Ibáñez in Chile. Mr. Cárcamo also completed the General Management Program at Harvard Business School.

Alfonso Alejandro Díaz Tordoya has served as Interbank’s Executive Vice President of Operations and Technology since August 2022, after serving as Vice President of Digital Delivery & Partnerships since January 2022. Prior to this position, he served as the Head of Digital Alliances since March 2021, after serving as Vice President of Distribution Channels since December 2016 and as Manager for the Digital Channels Division since May 2013. Mr. Diaz has served as a Director of Procesos de Medios de Pago and Cámara de Compensación Electrónica – CCE as well as Interfondos, Servitebca and Expressnet. Prior to joining Interbank, Mr. Diaz worked in management consulting at A.T. Kearney and in commercial banking at Citigroup Peru. Mr. Diaz is a Licensed Industrial Engineer from Universidad de Lima and holds a master’s degree in business administration from Harvard Business School.

Giorgio Ettore Miguel Bernasconi Carozzi has served as Interbank’s Executive Vice President for Capital Markets since March 2009. Until 2019, he served as director of Interfondos. Prior to joining Interbank, Mr. Bernasconi served as Director in Strategy and Marketing, Global Markets and Distribution for Latin America and was responsible for Latin American capital markets at BBVA Bancomer in México. From 1997 to 2006, he was the Deputy General Manager for BBVA Banco Continental in Peru. He

previously served as Treasury Vice President for Citibank Lima. Mr. Bernasconi has a bachelor’s degree in administration from the Pontificia Universidad Católica del Perú. In addition, he attended the Management Development Program at the Universidad de Piura, the Corporate Leadership and Management Program at the IESE Business School of the Universidad de Navarra, and the Senior Leaders Group Program at the Harvard Business School.

Zelma Francisca Acosta-Rubio Rodríguez, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Executive Officers.”

Julio Antonio Del Valle Montero has served as Interbank’s Human Resources Manager since January 2019 and Executive Vice President of Human Resources since March 2023. Mr. Del Valle joined Interbank in 2007 and since then has led teams related to Process Transformation, Procurement and Facility Management. Previously, he worked as Senior Manager at BNSF Railway in Texas, United States. Mr. Del Valle holds a bachelor’s degree in industrial engineering from St. Mary’s University and a master’s degree in business administration from SMU Cox School of Business.

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

Name	Position	Year of Birth	Year Appointed
Gonzalo José Basadre Brazzini	Chief Executive Officer	1970	2012
Juan Carlos Motta Flores	Vice President, Operations	1963	2011
Claudia Maria Delgado Ehni	Vice President, Legal, Administration and Finance	1978	2023
Luciana Camila Olaechea Cadenillas	Vice President, Human Development	1977	2020
Percy Rolando Chávez Castillo	Vice President, Commercial	1971	2020
Ian Scofield Rodriguez- Arnaiz	Vice President, Mass Insurance, Digital and Analytics	1985	2022
Armando Vidal Gastañaga	Vice President, Investment	1983	2022
Sergio Jhasmany Soliz Bilbao	Vice President, Information Technology	1985	2022

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

Claudia Maria Delgado Ehni has served as Interseguro’s Vice President of Legal, Administration and Finance since 2023. Prior to joining Interseguro, she was the Executive Director of Finance at Credicorp Capital. She holds a bachelor’s degree in economy from the Universidad del Pacifico and a master’s degree in business administration from Harvard Business School.

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

Procesos de Medios de Pago

Board of Directors

PMP’s board of directors consists of seven members, one of whom is independent. As of the date of this Annual Report on Form 20-F, one chair remains vacant after the resignation of César Andrade Nicoli in October 2023. The business address of PMP’s board of directors is Calle Jorge Chavez 275, 7th Floor, Miraflores, Lima 18, Peru. The following table sets forth certain information about PMP’s directors as of the date of this Annual Report on Form 20-F.

Name	Position	Year of Birth	Year Appointed
Carlos José Tori Grande	Chairman	1976	2015
Michela Casassa Ramat	Director	1973	2022
Ivana Osores Balestra	Director	1970	2022
Víctor Edwin Martín Carcamo Palacios	Director	1972	2022
Juan Carlos Vallejo Blanco	Director	1964	2022
Bruno Alberto Funcke Ciriani(1)	Director	1967	2020

(1)	Independent director pursuant to Peruvian regulations.

Carlos José Tori Grande, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Interbank—Executive Officers.”

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

Víctor Edwin Martín Cárcamo Palacios, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Interbank—Executive Officers.”

Juan Carlos Vallejo Blanco, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Interseguro—Board of Directors.”

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

Name	Position	Year of Birth	Year Appointed
Luis Felipe Venturo Denegri	Chief Executive Officer	1970	2015
Virginia Blume Santacroce	Chief Financial Officer	1972	2024
Demian Arturo Ballon Espinoza	Chief Operations Officer	1974	2021
Christian Ramon Alvarado Perez	Chief Marketing, Sales & Product Officer	1975	2016
Jorge Luis Valdivia Chavez	Chief Technology Officer	1962	2015
Paola Rosa Maria Rodriguez	Chief Executive Risks & Compliance Officer	1971	2016
Arnaldo Rivera Velez	Chief Human Resources Officer	1971	2015

Luis Felipe Venturo Denegri has been PMP’s Chief Executive Officer since April 2015. Before joining PMP, he had occupied the position of Retail Banking Vice President at Banco Falabella from 2008 to 2014. He received a bachelor’s degree in Science from Babson College, and a master’s degree in Business Administration, Finance and Marketing from Kellogg Graduate School.

Virginia Blume Santacroce started as PMP’s Chief Financial Officer in February 2024. Before joining PMP, she had been Finance Director for Compañía Peruana de Radiodifusión S.A. (America Televisión) from 2020 until December 2023, and previously CFO for DirecTv Peru from 2011 to 2020. She received a bachelor’s degree in Business Administration from Universidad de Lima and a master’s degree in Business Administration from Eastern Michigan University.

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

Paola Rosa Maria Rodriguez has been PMP’s Chief Executive Risks & Compliance Officer since April 2016. She had previously held a position of Accountant and Internal Auditor on Banco de Crédito del Perú S.A. and in other companies of the Credicorp Group for nineteen years. She received a bachelor’s degree in Accounting from Universidad Ricardo Palma, and a master’s degree in Business Administration from Universidad Adolfo Ibañez.

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

Our articles of incorporation provide that our shareholders are responsible for determining the compensation to be paid to members of our board. Some of our executive officers are also executive officers in our subsidiaries, and receive compensation for their services from such subsidiaries. Consistent with applicable law, we do not disclose to our shareholders, or otherwise make public, information regarding the individual compensation of our board members or executive officers, or of the board members or executive officers of our subsidiaries. For the year ended December 31, 2023, the aggregate annual compensation to our board members and to board members of our subsidiaries totaled S/3.2 million. For the year ended December 31, 2023, the aggregate annual compensation to our executive officers and executive officers of our subsidiaries totaled S/28.3 million.

For the year ended December 31, 2023, no amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and officers. None of our directors or any of the directors of our subsidiaries have entered into any service contracts with our company or our subsidiaries providing for benefits upon termination of their employment. As of the year ended December 31, 2023, neither we nor our subsidiaries have adopted any executive long-term incentive plan, while Interbank has a retention bonus program for some of its executive officers.

On November 8, 2023, IFS’ Board of Directors approved a clawback policy (the “Clawback Policy”), included as an exhibit hereto (see “Item 19. Exhibits.”), in accordance with the applicable provisions of The New York Stock Exchange Listed Company Manual. Pursuant to the Clawback Policy, IFS shall recover, subject to certain exceptions, erroneously awarded compensations received by current or former executive officers of IFS (as determined by IFS’ Board of Directors) in the event IFS is required to prepare an accounting restatement due to IFS’ material noncompliance with any financial reporting requirement under the securities laws in the United States of America. The Clawback Policy has become effective on December 1, 2023.

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

At our segments level, some of our subsidiaries have its own Audit Committee.

At Interbank, the Audit Committee was established in March 2000. According to SBS regulations, the Audit Committee must be comprised of at least three board members who do not hold executive positions, one of whom must be an independent member, who will be designated as its president. Nonetheless, pursuant to Interbank’s internal regulation, at least two board members in the committee must be independent directors.

Pursuant to SBS regulations, the Interbank Audit Committee is responsible for reviewing compliance with the internal auditing program, informing the board of directors about compliance with internal policies and procedures and the internal auditing program and informing the board of directors about any action taken to correct any situation that is not in compliance with the internal auditing program. In addition, the Audit Committee is responsible for defining the criteria for selection and hiring of the external auditors, evaluating their performance and coordinating on a continuous basis with the external auditors any matters relating to the internal auditing program. The Audit Committee also is responsible for defining the criteria for selection and hiring of the manager of the internal audit division, proposing his appointment and dismissal to the Board of Directors.

In the case of Inteligo Bank, the Audit Committee supervises that the internal control system is well documented with the policies, processes and procedures, as well as the administration of information and management of resources, to guaranty that they are aligned with the applicable laws and regulations to achieve Inteligo Bank’s objectives. Inteligo Bank’s Audit Committee is composed by four members, three of them belong to the Board of Directors and do not hold executive positions in the company. Also, one of them is an independent director.

In the case of Interseguro, the principal purpose of the Internal Audit Committee is to monitor that the accounting processes and financial reporting are appropriate. Besides, the Internal Audit Committee evaluates the activities carried out by the internal and external auditors of the company. The members of the Audit Committee are appointed by the Board of Directors and must have the necessary knowledge and experience to perform their duties. This committee is composed of at least three members of the Board of Directors who do not hold executive positions in the company.

In the case of PMP, the Audit Committee is comprised by three Directors, one of whom is independent. This Audit Committee is responsible of monitoring the proper functioning of the internal control system, reviewing and approving the annual Internal Audit plan and monitoring it, Sarbanes Oxley reporting and Statement on Standards for Attestation Engagements 18 (SSAE 18) review progress, as well as following up on corrective measures, among other activities.

Other Committees

Comprehensive Risk Management Committee and Risk Committee

At Interbank, the Integral Risk Management Committee is a corporate body created by resolution of the board of directors. It is responsible for approving the policies and organization of the comprehensive risk management system, as well as any amendments to said policies. The Integral Risk Management Committee defines the risk appetite and level of tolerance that Interbank is willing to take in its business and the actions needed to implement the required corrective measures necessary to maintain adequate levels of risk tolerance. The Integral Risk Management Committee is comprised of (i) up to six members of the board of directors (three of whom are independent directors), out of which three are titular directors and up to three are alternate directors; and, (ii) the Chief Executive Officer and the Vice-Presidents. The committee reports monthly to the board of directors the main issues it has discussed and the agreements adopted in the previous meeting.

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

Finally, PMP has a Risk Management Committee comprised by three directors, as well as the Chief Executive Officer, the Chief Financial Officer and the Chief Executive Risks & Compliance Officer. This Risk Management Committee is responsible for the design, implementation and approval of policies and procedures for risk management, and the definition of PMP’s risk appetite, tolerance and exposure. PMP also has a Compliance Committee that is composed by the same directors as the Risk Management Committee. The Compliance Committee is responsible for the review and approval of the policies related to the PMP’s regulatory compliance as well as its management and awareness in PMP.

Assets and Liabilities Committee

The Assets and Liabilities Committee (the “ALCO”) is a corporate body created by resolution of the board of directors of Interbank and Inteligo. In the case of Interbank, the ALCO is comprised exclusively of officers.

At Interbank, the ALCO’s main purpose is to manage the structure of Interbank’s financial position considering its profitability and risk targets. The ALCO is also responsible for the proposition of new products or operations that contain components of market risk. Additionally, it serves as the communication channel with units that generate market risks. The ALCO meets monthly and is comprised of the Chief Executive Officer, the Vice Presidents of Risks, Commercial Banking, Operations and Technology, Retail Banking and Channels, and Capital Markets and the Manager of Treasury/Position Desk.

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

Inteligo Bank created an Investment Committee in 2017. The Investment Committee is responsible for reviewing and approving the strategy of Inteligo Bank’s investment portfolio and approving new investment products. The Investment Committee meets quarterly and is comprised of one board member, the Chief Executive Officer, the Chief Executive Officer of the Panamanian Branch, the Chief Financial Officer and the Corporate Risk Officer. Recently, the name of such committee at Inteligo Bank changed to Investment and Fiduciary Committee, to guarantee that the activities related to advisory, administration and investment management of the clients’ assets are conducted pursuant to Inteligo Bank’s policies and regulations.

Internal Audit

At our segments level, the Internal Audit Division reports to the board of directors at each subsidiary. It supports the Company in meeting its objectives through the application of a systemic and disciplined approach to assess and enhance the efficiency of its governance processes, risk management and control processes.

D.	Employees

IFS

As of December 31, 2023, IFS had no employees. However, its operations are carried out by employees from its subsidiaries and affiliates.

Interbank

As of December 31, 2023, Interbank had 6,266 employees, 1,808 work in financial stores and 4,458 work at the headquarters and in operational centers of Interbank. Of the total employees, 2,965 are dedicated to sales force. We have been optimizing our distributional channels and have reduced full time employees at financial stores. Interbank’s employees are not unionized, are not a party to any collective bargaining agreement and since Interbank’s privatization in 1994, have never been involved in a strike or work stoppage.

Interseguro

As of December 31, 2023, Interseguro had a total of 1,176 employees, which included officers and administrative staff, as well as sales agents and representatives. Interseguro’s employees are not unionized, are not a party to any collective bargaining agreement and have never been involved in a strike or work stoppage.

Interseguro provides its employees with benefits that exceed the requirements of Peruvian labor laws, including school allowance, specialized training programs, general health base plan and oncology plan, each covered at 100%. Interseguro also provides wellness programs for its employees, as well as a full portfolio of development, family inclusion, and social programs.

Inteligo

As of December 31, 2023, Inteligo and its subsidiaries had 341 employees, which included officers and administrative staff, as well as commercial representatives. Inteligo’s senior management is located in Peru and Panama. Inteligo’s and its subsidiaries’ employees are not unionized, are not a party to any collective bargaining agreement and have never been involved in a strike or work stoppage.

PMP and Izipay

As of December 31, 2023, PMP had 648 employees, which included officers and administrative staff, as well as commercial representatives. PMP’s employees are not unionized, are not a party to any collective bargaining agreement and have never been involved in a strike or work stoppage.

While Izipay does not have any employees, it is provided with managerial services by PMP through an intercompany management services agreement entered into by PMP and Izipay. PMP´s and Izipay’s senior management are located in Peru.

E.	Share Ownership

Except as described under “Item 7. Major Shareholders and Related Party Transactions—Major shareholders”, none of our directors or senior management beneficially owns our common shares other than two directors and two executive officers of IFS, who owned an aggregate 0.05% interest in IFS as of December 31, 2023. As of the date of this Annual Report on Form 20-F, two directors and one executive officer of IFS held an aggregate 0.05% interest in IFS.

We do not have any arrangements for involving employees in our capital, including any arrangements that involve the issue or grant of options of our shares or securities.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Our only outstanding equity securities are our common shares. As of December 31, 2023, IFS had issued 115,447,705 common shares (including treasury stock), of which 68,402,292 were registered in CAVALI and 47,045,413 were registered in DTC. As of December 31, 2023, 55,251 common shares registered in CAVALI were held by 15 U.S. citizens and/or residents in the United States.

The following table sets forth certain information regarding the ownership of outstanding shares as of April 5, 2024 for the following:

•	each person or entity who is known by us to own beneficially more than 5% of our outstanding shares capital or voting rights;

•	our directors and members of our executive management group, as a group.

	Common Shares Owned
Shareholders	Number of Shares	Percentage owned
Intercorp Perú Ltd.(1)(2)	81,507,547	70.6%
Other Directors and Officers(3)	53,810	0.0%
Treasury stock	967,695	0.0%
Float	32,918,653	28.5%

Total	115,447,705	100.0%

(1)

International Financial Holdings Group Inc. (“IFH”), representing 77.3% of the voting rights to appoint the majority of the members of the board of directors of Intercorp Peru, has entered into an irrevocable proxy agreement (the “Irrevocable Proxy Agreement”) appointing Carlos Tomás Rodriguez-Pastor Persivale and two members of his family (the “Agents”) as IFH’s agents, acting by majority vote, with respect to any matters relating to IFH’s ownership interest in Intercorp Peru. The initial period of the Irrevocable Proxy Agreement was two years commencing in June 2019 automatically renewable for six-month periods unless otherwise terminated upon 90 days’ notice. On May 20, 2021, the Irrevocable Proxy was renewed and ratified with effectiveness as of June 12, 2021 under the same terms originally agreed, including automatic renewals for six-month periods unless otherwise terminated upon 90 days’ notice. On May 23, 2023, the Irrevocable Proxy was renewed and ratified with effectiveness as of June 12, 2023 under the same terms originally agreed, including automatic renewals for six-month periods unless otherwise terminated upon 90 days’ notice. The renewed Irrevocable Proxy is valid for a two-year period counted from June 12, 2023. As of the date of this Annual Report on Form 20-F, the Irrevocable Proxy Agreement had not been terminated.

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

As of December 31, 2023, IFS and its subsidiaries held 967,695 common shares in treasury stock. For more details regarding these shares, see “Item 16E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers” and Note 16(b) to our audited annual consolidated financial statements.

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

Peruvian law and SBS regulations also set forth limitations on the amount of credit loans that may be extended to related parties based on Article 201 and Article 202 of the Peruvian Banking and Insurance Law. The law establishes that the total amount of loans to be extended to directors, employees and close relatives of any such persons may not exceed 7.0% of the bank’s regulatory capital. All loans extended to any director or employee of the company (including close relatives of such person) may not exceed 0.35% of the regulatory capital (i.e., 5.0% of the overall 7.0% limit discussed above) per each person, including such person’s spouse and relatives.

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

Peruvian regulations also set forth limits on the investments of insurance companies with any member of its economic group. Pursuant to SBS regulations, the aggregate amount of investments that Interseguro may have with any member of its economic group cannot exceed 7.0% of its technical obligations, being that any excess will be considered as non-eligible investment.

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

During 2023, 2022 and 2021, IFS’s directors, officers and key management had been involved, directly and indirectly, in credit transactions with certain subsidiaries of IFS, as permitted by applicable Peruvian laws and regulations that regulate and limit certain transactions with employees, directors and officers of financial entities. As of December 31, 2023, 2022 and 2021, direct loans by IFS or its subsidiaries to employees, directors, officers, and key management of IFS and its subsidiaries amounted to S/209.7 million, S/211.7 million and S/213.0 million, respectively. These loans are current and accrue interest at market rates.

Payment dates vary, and may be monthly, quarterly, or at maturity. See “Item 4. Information on the Company—Business Overview—Regulation and Supervision” for information on the regulation of IFS and its subsidiaries and on the protection of deposits.

Inteligo Bank is operating pursuant to its original license, which commencing in 2020 permits a related party exposure of up to 15% of its capital, a decrease from the prior 25% maximum. As of December 31, 2023, the exposure was 9.66%.

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

Interbank

Lease Agreement between Interbank and Supermercados Peruanos, S.A. (“Supermercados Peruanos”)

During 2020, Interbank entered into a lease agreement with Supermercados Peruanos under which Supermercados Peruanos granted Interbank the right to use supermarket space for the operation of their stores (Money Markets format) and ATMs for a term of five years. Under the terms of the agreement, Supermercados Peruanos agreed to grant an area of 2,000 square meters of floor space for the first three years of the agreement and 1,800 square meters of floor space for the following two years.

In December 2021, an amendment to the agreement was entered into to reduce the rented area from January 2021 to September 2022 to 1913.40 square meters of floor space, and to 1,713.40 square meters of floor space from October 2022 until the end of the agreement, which will take place on October 1, 2024.

In March 2022, an amendment to the agreement was entered into to reduce the rented area from February 2022 to October 2022 to 1,850.11 square meters of floor space, and to 1,650.11 square meters of floor space from October 2022 until the end of the agreement, which will take place on October 1, 2024.

The agreed monthly rent is as follows: (i) for stores located inside the premises (Money Markets format) the rent is S/302.93 per square meter plus taxes, (ii) for stores located outside the premises, the rent is S/201.55 per square meter plus taxes, (iii) for ATMs located inside the premises, the rent is S/2,198.70 plus taxes and, (iv) for ATMs located outside the premises, the rent is S/1,587.95 plus taxes.

In addition, Interbank has made a security deposit of U.S.$0.9 million (approximately S/3.4 million), which shall be applied as a guarantee of payment of the monthly rent. Additionally, Supermercados Peruanos has granted an exclusivity right to Interbank for the operation of stores (Money Market format) and for ATMs located inside the supermarket premises. As of December 31, 2023, Interbank was operating under this agreement in 25 stores (Money Market format) and with 93 ATMs located inside the supermarket premises.

Loan Agreement between Interbank and GTP Inversionistas S.A.C.

In May 2017, Interbank has entered into a loan agreement with GTP Inversionistas S.A.C., an affiliate, pursuant to the criteria of the SBS, under which Interbank disbursed to the latter U.S.$32.6 million for the indirect acquisition of 24.95% of the capital stock of Universidad Tecnológica del Perú S.A.C. (“UTP”). The loan was granted for a term of five years to be repaid in five annual payments with an effective annual interest rate of 7.875%. The collateral granted consisted of a pledge agreement of 24.95% of the capital stock of UTP. In May 2020, the loan agreement was amended, increasing the remaining term to seven years. As of December 31, 2023, the total outstanding debt under the loan agreement amounts to S/17.6 million), excluding interest.

Lease Agreements with Supermercados Peruanos

Interbank has entered into several lease agreements with Supermercados Peruanos, a subsidiary of Intercorp Peru, whereby Interbank leased real estate property, machinery and equipment to Supermercados Peruanos. These lease agreements are amended from time to time, most recently in March 2021. As of December 31, 2023, the outstanding debt under the lease agreements amounts to S/85.1 million, excluding interest.

Loan Agreements with Supermercados Peruanos

On September 27, 2018, Interbank entered into a medium-term loan agreement with Supermercados Peruanos under which Interbank granted a loan for up to S/95.0 million to be paid in 28 installments at a monthly interest rate of 5.85%. In October 2019, the loan agreement was amended increasing its amount to S/198.0 million, excluding interest. In March 2021, the interest rate was reduced to 3.99% to be paid on a quarterly basis and the due date was extended to February 2026.

In September 2022, Interbank entered into a new medium-term loan agreement with Supermercados Peruanos under which Interbank granted a loan for up to S/100 million to be paid in 18 installments at an annual interest rate of 7.99%. In addition, in the ordinary course of business, Interbank provides Supermercados Peruanos with short-term credit through factoring, short-term notes, and credit card financing.

As of December 31, 2023, the outstanding debt under the loan agreement amounted to S/285.5 million and the outstanding short-term debt of Supermercados Peruanos to Interbank amounted to S/85.5 million, including factoring, short-term notes, and credit cards.

Lease Agreements with Homecenters Peruanos (“HPSA”)

Interbank has entered into several lease agreements with HPSA, a subsidiary of Intercorp Peru, whereby Interbank leased machinery and equipment to HPSA. As of December 31, 2023, the total outstanding debt under such lease agreements amounts to S/45.1 million, excluding interest.

Loan Agreements with HPSA

In November 2019, Interbank entered into a term loan agreement with HPSA, a subsidiary of Intercorp Peru, for S/25.0 million at annual interest rate of 5.30%. In September 2022, Interbank and HPSA entered into a new medium – term loan agreement for S/80 million at an annual interest rate of 8.55%. In September 2023, the loan agreement was amended to reschedule the total outstanding debt of S/67.0 million, at an annual interest rate of 9.45% to be paid on a quarterly basis, and the due date was extended to September 2026. As of December 31, 2023, the loan had been fully disbursed and the total outstanding debt under the loan agreement amounted to S/80.4 million. In addition, in the ordinary course of business, Interbank provides HPSA with short-term credit through factoring and import financing. As of December 31, 2023, the outstanding short-term debt of HPSA amounted to S/5.3 million, excluding interest.

Loan Agreement with InRetail Pharma

Interbank has entered into a syndicated secured loan agreement with InRetail Pharma, a subsidiary of Intercorp Peru, for up to S/161.9 million due in April 2025. The collateral granted consisted of mortgage over real estate properties and guarantees (fianzas solidarias) granted by several of its subsidiaries. In May 2021, the loan agreement was refinanced by a new syndicated secured loan agreement for up to S/220.0 million due on March 2026. As of December 31, 2023, the total outstanding debt under the loan agreement amounts to S/220.0 million (excluding interest) at an interest rate of 3.75%. In addition, in the ordinary course of business, Interbank provides InRetail Pharma with short-term credit through factoring and credit card financing. As of December 31, 2023, the outstanding short-term debt of InRetail Pharma amounted to S/72.8 million (excluding interest), which includes factoring and credit card debt.

Loan Agreement with UTP

In September 2018, Interbank entered into a loan agreement with UTP, a subsidiary of Intercorp Peru, entered into a loan agreement under which Interbank disbursed S/80.0 million at an interest rate of 6.9%. The loan was granted for a term of seven years, which included a two-year grace period. The collateral consisted of a mortgage over real estate properties and assignment of surface rights. In September 2020, as a result of the spin-off of UTP and IDAT, the loan was split and assigned as follows: S/62.0 million to UTP and S/18.0 million to IDAT. In April 2021, UTP’s loan agreement was amended in order to reduce the interest rate to 4.15% and to extend the term for six years, including one year of grace period, as of April 2021. As of December 31, 2023, the aggregate amount outstanding under the loan agreement with UTP amounted to S/39.7 million, excluding interest.

Lease Agreements with Centros de Salud Peruanos

In December 2022 Interbank entered into several lease agreements with Centros de Salud Peruanos, a subsidiary of Intercorp Peru, by means of which Interbank leased machinery and equipment for the construction of a new clinic located in Cercado de Lima. As of December 31, 2023, the aggregated amount outstanding under these lease agreements amounted to S/95.6 million, excluding interest.

Loan Agreement with Intercorp Education Holding Corp.

On September 12, 2023, Interbank entered into a medium-term loan agreement with Intercorp Education Holding Corp., a subsidiary of Intercorp Peru, under which we granted a loan for up to U.S.$51.1 million to be paid in five annual installments at an annual SOFR rate plus 4.02% due in August 2028. The proceeds of the loan were disbursed to pay the acquisition price of 13.10% of NG Education Holding Corp.’s share capital from NG Capital Partner I. The loan is guaranteed by a corporate guaranty granted by Intercorp Peru. As of December 31, 2023, the aggregated amount outstanding under the loan agreement amounted to U.S.$51.1 million, excluding interest.

Interseguro

Agreements with Colegios Peruanos S.A. (“CPSA”)

In September 2016, Interseguro and CPSA, a subsidiary of Intercorp, signed a usufruct agreement for a period of 20 years, according to which Interseguro granted in usufruct the property located in Trujillo, Peru in favor of CPSA, in order for CPSA to operate a school under the commercial name of “Innova School”. Interseguro constructed the building in four stages all of which were completed in 2019. Currently, CPSA pays Interseguro a monthly rent which amounts to S/130,018.06 before taxes, adjusted annually by 3% plus 9.1% on the total investment accumulated on the date incurred by Interseguro on the property. Due to COVID-19, payment of the monthly rent for the period between March 2020 and June 2021 was renegotiated such that CPSA paid a percentage of the monthly amount, with the remaining balance for each such month to be paid in a period of 18 months.

In April 2022, as a consequence of the increased number of students registered in 2022, an addendum establishing that the amount of the rent would depend on the number of students was signed. The increase of students registered was 11.25% resulting in S/247,539 plus IGV. Considering that the amount of the rent is variable; the amount to be paid will be reviewed annually.

In October 2017, Interseguro and CPSA signed a usufruct agreement for a period of 25 years, according to which Interseguro leased the property located in Cusco, Peru, in order to operate a school under the commercial name of “Innova School”. Interseguro constructed the building, which was completed in January 2018. In April 2018, CPSA began paying Interseguro a monthly rent. The current rent amounts to S/225,522.81 before taxes, adjusted annually by 3% plus 9.3% on the total investment accumulated on the date incurred by Interseguro on the property. Due to COVID-19, in the period between March 2020 and June 2021, the payment of the monthly rent was renegotiated such that CPSA paid a percentage of the monthly amount, with the remaining balance for each such month in 2020 to be paid in a period of 18 months.

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

In October 2015, Interseguro contributed in trust the property located in Talara, Piura, Peru in favor of Interproperties, which is managed by Intertitulos. Accordingly, Intertitulos issued in favor of Interseguro a certificate of participation representing 100% of the property ownership. In addition, in October 2015, Interproperties Perú and HPSA signed a usufruct agreement for a period of 30 years, according to which Interproperties granted in usufruct this property, in order to operate a home improvement store under the commercial name of “Promart”. As of December 31, 2023, the fair value of the property amounts to S/10,257,105.49. In February 2021, Interproperties returned the property in favor of Interseguro, cancelling the certificate of participation for the amount of S/40.2 million, which represented Interseguro’s contribution to the trust assets. The current monthly rent amounts to S/117,862.08 before taxes.

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

In November 2019, Interseguro and UTP signed an usufruct agreement for a period of 30 years, according to which Interseguro granted in usufruct to UTP the property located in Nuevo Chimbote, Ancash, Peru, for it to operate a university campus under the commercial name of “UTP”. The current annual rent paid to Interseguro amounts to S/1,116,507.04 before taxes, adjusted annually according to CPI variation.

In April 2020, Interseguro and UTP signed a usufruct agreement for a period of 30 years, pursuant to which Interseguro granted in usufruct to UTP the property located in Piura, Peru, for it to operate a university campus under the commercial name of “UTP”. Since March 2021, the UTP building in Piura has been operating. The current quarterly rent paid to Interseguro amounts to S/2,060,394.61 before taxes, adjusted annually according to CPI variation.

Agreements with Supermercados Peruanos

In October 2015, Interseguro contributed in trust the property located in Talara, Piura, Peru in favor of Interproperties, which is managed by Intertitulos. Accordingly, Intertitulos issued in favor of Interseguro a certificate of participation representing 100% of the property ownership. In addition, in January 2016, Interproperties and Supermercados Peruanos signed a usufruct agreement for a period of 30 years, according to which Interproperties granted in usufruct to Supermercados Peruanos this property of 5,573 m2, for it to operate a supermarket under the commercial name of “Plaza Vea”. As of December 31, 2023, the fair value of the property amounts to S/12,746,386.45. In February 2021, Interproperties returned the property in favor of Interseguro, cancelling the certificate of participation for the amount of S/40.2 million, which represented Interseguro’s contribution to the trust assets. The current monthly rent amounts to S/135,777.94 before taxes.

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

The two main lawsuits that Inteligo Bank is a party to jointly seek the return of approximately U.S.$8.4 million in redemption payments received by Inteligo Bank in connection with investments in Fairfield, a Bernard L. Madoff Investment Securities LLC (“BLMIS”) feeder fund, are the following:

A lawsuit filed on September 2, 2010 by the liquidators of Fairfield Sentry Limited (“Fairfield”), which has since been dismissed by the Bankruptcy Court. The Southern District Court of New York upheld the Bankruptcy Court’s dismissal of the liquidator’s complaint against Inteligo Bank and several other defendants. The liquidator appealed to the United States Court of Appeals for the Second Circuit and Inteligo Bank’s case has been consolidated with similar cases involving other defendants on appeal. As a result, the Second Circuit’s consideration of Inteligo Bank’s appeal has been delayed while a new related appeal was briefed. All briefing was completed on November 17, 2023, and the Second Circuit will likely hear oral argument in early 2024.The liquidator appealed to the United States Court of Appeals for the Second Circuit and submitted its briefs on January 6, 2023. As of the date of this Annual Report on Form 20-F, the United States Court of Appeals for the Second Circuit has not ruled on the appeal.

A lawsuit filed on October 6, 2011 by Irving Picard, the Trustee for BLMIS. On December 9, 2022, the Bankruptcy Court for the Southern District of New York denied Inteligo Bank’s motion to dismiss the complaint. On December 15, 2022, an amended version of its memorandum decision was issued rejecting the motion, consistent with the court’s prior rejections of similar motions made by other defendants. On February 10, 2023, Inteligo Bank filed its answer to the complaint. On September 25, 2023, the Court approved a case management plan, and the parties have begun exchanging documents and information as part of the discovery process. Discovery is currently scheduled to end in December 2025. After the close of discovery, the parties will agree with the Court upon a schedule for filing dispositive motions and, if necessary, a trial.

Dividends and Dividends Policy

We are a holding company and, as such, our ability to pay dividends is subject to the ability of our subsidiaries to pay dividends to us.

Our annual dividend is proposed by our board of directors and approved at our annual ordinary meeting of shareholders, in accordance with our dividend policy which for year 2023 consists of distributing to shareholders at least 20% of any profit earned for the relevant year, subject to regulatory capitalization requirements and our financial condition. Dividends are paid to shareholders who held common shares as of the record date preceding the date set for payment of the dividend. The shares go ex-dividend two business days prior to the record date. Dividends are declared and paid in U.S. dollars.

IFS’ ordinary dividends for the fiscal years ended December 31, 2023, 2022 and 2021 were U.S.$115.4 million (S/427.4 million), U.S.$136.2 million (S/511.8 million) and U.S.$202.0 million (S/751.5 million). Furthermore, in November 2021, IFS agreed to distribute U.S.$75.0 million in extraordinary dividends, which were paid in December 2021 and based on retained earnings. Dividends corresponding to fiscal year 2024 will be paid in late April of 2024; while dividends for fiscal years 2022 and 2021 were paid in May of each of 2023 and 2022, respectively. Dividend per share amounted to U.S.$1.00, U.S.$1.18 and U.S.$1.75 for fiscal years 2023, 2022 and 2021, respectively.

Interbank

Interbank’s dividends are proposed annually by its board of directors and are subject to approval by the general shareholders’ meeting. On November 10, 2020, the shareholder’s meeting amended the dividend policy as follows: At least 20% of the distributable profits of Interbank recorded in the fiscal year will be distributed among the shareholders, provided that the following rules are observed: (a) the profit capitalization commitment agreements adopted by the general shareholders’ meeting or by the board of directors (as delegated by the shareholders’ meeting), are not affected, (b) both the legal requirements applicable to Interbank and its appetite for equity growth are satisfied, in accordance with the board of directors’ proposal, and (c) the board of directors deems such distribution to be advisable based on the economic and financial conditions of Interbank and the business environment. In accordance with the foregoing, if during any year any of the aforementioned rules is not satisfied, the general shareholders’ meeting may agree to distribute a lower percentage of dividends than indicated or decide not to distribute dividends for such year. Any dividends would be distributed within sixty calendar days following their declaration and approval at the general shareholders’ meeting. For the fiscal year ended 2023, Interbank declared as dividends approximately 50% of its distributable income (net income minus the required legal reserves which may be up to 10% of net profit). For the fiscal year ended 2022, Interbank declared as dividends approximately 56% of its distributable income (net income minus the required legal reserves which may be up to 10% of net profit). For the fiscal year ended 2021, Interbank declared and distributed as dividends approximately 56% of its distributable income (net income minus the required legal reserves which may be up to 10% of net profit).

Dividends are declared based on Interbank’s financial statements prepared under SBS GAAP. The following table shows Interbank’s distribution of net profit for the three fiscal years ended December 31, 2023, 2022 and 2021 under SBS GAAP.

	For the fiscal years ended December 31,
	2023	2022	2021

	(S/ in millions)
Net profit	900.5	1,171.7	1,200.5
Reserves	89.9	117.2	120.0
Capitalized earnings	403.4	468.7	480.2
Dividends	405.2	585.8	600.2

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

The following table shows Interseguro’s distribution of net profit for the three fiscal years ended December 31, 2023, 2022 and 2021 under SBS GAAP.

	For the fiscal years ended December 31,
	2023	2022	2021

	(S/ in millions)
Net profit	315.1	202.8	303.6
Reserves	13.0	—	17.5
Capitalized earnings(1)	37.0	—	84.2
Dividends	150.0	100.0	201.9
(1)	Includes capitalization of earnings net of accumulated losses.

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

The following table shows Inteligo Bank’s distribution of net profit and dividends for the three fiscal years ended December 31, 2023, 2022 and 2021 under IFRS.

	For the fiscal years ended December 31,
	2023	2022	2021

	(S/ in millions)
Net profit	28.2	(135.8)	277.6
Dividends	27.8	—	209.3

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

PMP and Izipay

PMP’s and Izipay’s dividends are proposed annually by its board of directors and their management, respectively, and are subject to approval by their general shareholders’ meetings. Dividend distributions depend on several factors, including (1) approval of the proposal to distribute dividends by the shareholders of PMP and Izipay, respectively; (2) earnings; and (3) prevailing market conditions and equity growth. Neither PMP nor Izipay paid dividends in 2023 or in 2022.

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

Trading in the Peruvian Securities Market

Lima Stock Exchange

As of December 31, 2023, there were 249 companies listed on the Lima Stock Exchange. Established in 1970, the Lima Stock Exchange is Peru’s only securities exchange.

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

Certain information regarding trading on the Lima Stock Exchange is set forth in the table below:

	(S/ in millions)
	2019	2020	2021	2022	2023
Market capitalization(1)	537,308	599,007	591,734	540,366	657,589
Volume	18,127	20,107	21,803	14,243	8,405
Average daily trading volume	72	79	87	56	33

Source: Bolsa de Valores de Lima Annual Reports

End-of-period figures for trading on the Lima Stock Exchange.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

As of December 31, 2023, our authorized capital consists of 150,000,000 common shares, and our issued capital stock consists of 115,447,705 outstanding common shares (including treasury stock), with no par value. As of December 31, 2023, IFS and its subsidiaries held 967,695 common shares in treasury stock, with book value of S/84.3 million. All of our common shares are fully paid and non-assessable. Non-residents of Panama may hold and vote shares.

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

Irrevocable Proxy Agreement

IFH, representing 77.3% of the voting rights to appoint the majority of the members of the board of directors of Intercorp Peru, has entered into an irrevocable proxy agreement on June 12, 2019 (the “Irrevocable Proxy Agreement”) appointing Carlos Tomás Rodriguez-Pastor Persivale and two members of his family (the “Agents”) as IFH’s agents, acting by majority vote, with respect to any matters relating to IFH’s ownership interest in Intercorp Peru. The initial period of the Irrevocable Proxy Agreement was two years commencing in June 2019 automatically renewable for six-month periods unless otherwise terminated upon 90 days’ notice. On May 20, 2021, the Irrevocable Proxy was renewed and ratified with effectiveness as of June 12, 2021 under the same terms originally agreed, including automatic renewals for six-month periods unless otherwise terminated upon 90 days’ notice. On May 23, 2023, the Irrevocable Proxy was renewed and ratified with effectiveness as of June 12, 2023 under the same terms originally agreed, including automatic renewals for six-month periods unless otherwise terminated upon 90 days’ notice. The renewed Irrevocable Proxy is valid for a two-year period counted from June 12, 2023. As of the date of this Annual Report on Form 20-F, the Irrevocable Proxy Agreement had not been terminated. “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

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

An indirect transfer of Peruvian shares also takes place in the transfer of the shares of a non-Peruvian entity that owns, directly or indirectly, shares of a Peruvian company provided the aggregate amount of the Peruvian shares being indirectly transferred by the transferor and its related parties in any 12-month period reaches or exceeds 40,000 Tax Units (for fiscal year 2022, one Tax Unit equals S/4,600, for the fiscal year 2023, it is equal to S/4,950, and for the fiscal year 2024, it is equal to S/5,150). This rule applies irrespective if conditions (i) and (ii) abovementioned are not met.

A 5% preferential rate would be applicable on capital gains if (i) such shares are registered with the SMV; and (ii) such sale is performed through trading sessions (rueda de bolsa) of the Lima Stock Exchange.

A further tax exemption was applicable on capital gains obtained by individuals, either Peruvian or non-Peruvian, during 2023 provided (i) such shares were registered with the SMV; (ii) such sale was performed through trading sessions (rueda de bolsa) of the Lima Stock Exchange, (iii) such shares had a stock market presence as of the transfer date (ensuring share liquidity and continuous price quotations); and (iv) the transferor and its related parties had not transferred 10% or more of the aggregate shares issued by the foreign parent company in any 12-month period. This tax exemption applied to all capital gains accrued and received during the year meeting conditions (i) to (iv) abovementioned, regardless of their connection to the transaction, but it was limited to an annual aggregate amount of 100 Tax Units (for the fiscal year 2023, one Tax Unit equaled S/4,950). Therefore, once the capital gains accrued and received during the year meeting conditions (i) to (iv) abovementioned exceed 100 Tax Units, the excess was subject to the 5% preferential rate. Applicable regulations set forth how the 100 Tax Units available to the transferor were applied when having multiple sales during the year, either involving the same shares, other shares or even other securities. This tax exemption expired on December 31, 2023, and no extension has been issued for the fiscal year of 2024.

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

Further, this discussion does not address the U.S. federal estate and gift tax, the alternative minimum tax, or the Medicare tax on net investment income, or any state, local and non-U.S. tax consequences of acquiring, owning and disposing of the common shares.

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

Distributions

Subject to the discussion below under “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Companies,” distributions of cash or property (other than our common shares, if any, distributed pro rata to all of our shareholders) paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) with respect to our common shares, including the net amount of any tax withheld on the distribution, will be includible in gross income as ordinary dividend income on the date the U.S. Holder actually or constructively receives the distribution in accordance with such holder’s regular method of accounting for U.S. federal income tax purposes. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits as determined for U.S. federal income tax purposes, such excess amounts will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s tax basis in our common shares and, thereafter, as capital gain. We do not intend to maintain calculations of our earnings and profits under U.S. federal income tax principles. Unless and until these calculations are made, distributions should be presumed to be taxable dividends for U.S. federal income tax purposes. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

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

Dividends paid to corporate U.S. Holders with respect to our common shares will not be eligible for the dividends received deduction allowed to corporations under the U.S. Code. Dividends received by certain non-corporate U.S. Holders with respect to the common shares will be subject to U.S. federal income tax at preferential rates if the dividends constitute “qualified dividend income” for U.S. federal income tax purposes. Dividends paid on the common shares will be treated as qualified dividend income if (i) the common shares are readily tradable on an established securities market in the United States, (ii) the U.S. Holder satisfies certain holding period and other requirements and (iii) we were not, in the year prior to the year in which the dividend is paid, and are not, in the year in which the dividend is paid, a PFIC.

Our common shares are listed on the NYSE, and therefore we expect that the common shares should qualify as readily tradable on an established securities market in the United States.

Moreover, as discussed below under “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Companies,” we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2023 and current taxable years, and we do not anticipate becoming a PFIC in the future. However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules and our continued qualification for an exception to the PFIC rules for certain foreign banks and insurance companies.

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

Any gain or loss realized by a U.S. Holder on a sale, exchange or other taxable disposition of our common shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Subject to certain generally applicable limitations (including a minimum holding period requirement), any Peruvian, Panamanian or other foreign tax withheld with respect to the sale, exchange or other taxable disposition of our common shares may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. These generally applicable restrictions and conditions include new requirements adopted in U.S. Treasury regulations promulgated in December 2021, and subject to the discussion below, there can be no assurance that any taxes imposed by a non-U.S. jurisdiction will satisfy these requirements. A recent notice from the IRS provides temporary relief from such U.S. Treasury regulations by allowing taxpayers to apply a modified version of the U.S. Treasury regulations for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance), provided that the taxpayer consistently applies such modified version of the U.S. Treasury regulations and complies with specific requirements set forth in a previous notice. In the case of a U.S. Holder that consistently elects to apply the modified version of the U.S. Treasury regulations in the manner described in the preceding sentence, any foreign tax on the sale, exchange or other taxable disposition of our common shares generally will qualify as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to any foreign tax on the sale, exchange or other taxable disposition of our common shares is uncertain and we have not determined whether these requirements have been met. If the foreign tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes, the U.S. Holder may be able to deduct such foreign tax in computing the U.S. Holder’s taxable income for U.S. federal income tax purposes, subject to applicable limitations and requirements. The rules relating to U.S. foreign tax credits are extremely complex and U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit limitation rules to their investment in, and disposition of, our common shares.

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

Consequences of PFIC Status

Although the matter is not free from doubt, based on our current expectations regarding our subsidiaries meeting the PFIC exceptions discussed above, the value and nature of the assets of our subsidiaries, the sources and nature of the income of our subsidiaries, relevant market and shareholder data and our current business plans, we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2023 and current taxable years and we do not anticipate becoming a PFIC in the future. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our common shares, such a U.S. Holder would be subject to special rules (and may be subject to increased tax liability) with respect to (a) any gain realized on the sale or other disposition of our common shares, and (b) any “excess distribution” made by us to the U.S. Holder (generally, any distribution during a taxable year in which distributions to the U.S. Holder on our common shares exceed 125% of the average annual distributions the U.S. Holder received on the shares during the preceding three taxable years or, if shorter, the U.S. Holder’s holding period for the shares). Under those rules, (a) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for our common shares, (b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first year in which we became a PFIC would be taxable as ordinary income, (c) the amount allocated to each prior year in which we were a PFIC would be subject to U.S. federal income tax at the highest tax rate in effect for that year and (d) the interest charge generally applicable to underpayments of U.S. federal income tax would be imposed in respect of the tax attributable to each prior year in which we were a PFIC. In addition, in the event that we are classified as a PFIC, similar rules would apply to “excess distributions” or gains with respect to subsidiary PFICs held directly or indirectly by us (“Lower-tier PFICs”), even if the proceeds are not distributed to our shareholders. A U.S. Holder generally will be required to file IRS Form 8621 if it holds our common shares in any year in which we are classified as a PFIC.

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

For quantitative and qualitative information related to market risk, in addition to the information presented below, see Note 29.2 to our audited consolidated financial statements as of and for the year ended December 31, 2023, 2022 and 2021, appearing elsewhere in this Annual Report on Form 20-F.

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

Small Business Banking

The following table presents the approval levels required for small business banking loan applications by principal amount in U.S. dollars.

Approval levels	Amount(1)
Vice President of Risk Management	Over U.S.$	268,500
Risk Manager	Up to U.S.$	268,500
Risk Assistant Manager	Up to U.S.$	157,400
Zonal Risk Officer	Up to U.S.$	91,800
Master Risk Analyst	Up to U.S.$	52,500
Senior Risk Analyst	Up to U.S.$	39,400
Risk Analyst	Up to U.S.$	12,600

(1)	Amounts stated in U.S. dollars as of and for the year ended December 31, 2023 have been translated from soles at the exchange rate of S/ S/3.709 = U.S. $1.00.

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

	Credit Card	Cash Credit	Pay-roll Loans	Loans for Diplomats	With Collateral	Automobile	Mortgage
	Amount
Approval Levels(1)	Greater than	Greater than	Greater than	Greater than	Greater than	Greater than	Greater than
Vice President Risk Management	35,050	80,884	80.884	—	404,422	70,000	800,000
Central Manager	35,050	80,884	80,884	—	404,422	70,000	800,000
Risk Manager	26,961	67,404	67,404	40,442	269,614	60,000	700,000
Risk Assistant Manager	20,221	53,923	53,923	24,265	202,211	50,000	550,000
Risk Officer	16,177	48,531	48,531	24,265	134,807	40,000	350,000
Senior Risk Analyst	12,133	32,354	32,354	16,177	107,846	30,000	250,000
Risk Analyst	7,010	21,569	21,569	8,088	53,923	25,000	150,000
Junior Risk Analyst	3,235	13,481	13,481	5,392	26,961	16,000	100,000

(1)	Amounts stated in U.S. dollars as of and for the year ended December 31, 2023 have been translated from soles at the exchange rate of S/ S/3.709= U.S.$1.00.

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

The following tables summarize Interbank’s exposure to interest rate risks. Financial instruments are presented at book value, classified by the period of the contract’s interest rate repricing or maturity date, whichever occurs first:

Repricing Gap

	Repricing Gap at December 31, 2023
	1 - Month	1 - 3 Months	3 Months - 1 Year	1 Year - 3 Years	3 Years - 5 Years	Over 5 Years	Past-due loans / Equities	Banking
	(S/ in millions)
Assets
Cash due from banks	5,879.1	—	—	—	—	—	—	5,879.1
Inter-bank funds	524.9	—	—	—	—	—	—	524.9
Instruments measured at fair value through other comprehensive income	451.3	1,540.1	2,216.6	2,174.0	889.1	1,218.8	80.4	8,570.3
Investments at amortized cost	—	86.7	634.0	433.6	146.6	2,093.1	—	3,394.0
Loans, net of unearned income	4,146.2	5,453.2	10,261.0	12,355.4	6,771.1	6,581.6	1,785.5	47,354.1
Other assets	1.6	14.9	16.2	5.2	3.0	—	—	40.8

Total	11,003.2	7,094.8	13,127.8	14,968.2	7,809.8	9,893.5	1,865.9	65,763.2

Deposits and obligations	29,947.4	3,556.3	5,093.9	262.8	88.0	46.9	—	38,995.3
Inter-bank funds	119.7	—	—	—	—	—	—	119.7
Due to banks and correspondents	1,163.0	1,753.1	2,753.4	1,385.4	266.1	1,348.2	—	8,669.3
Bonds, notes and other obligations	200.6	1,134.8	9.5	2,908.3	—	—	—	4,253.2
Other liabilities	8.3	22.4	61.9	59.2	20.6	3.7	—	176.0

Total	31,439.0	6,466.6	7,918.8	4,615.7	374.7	1,398.8	—	52,213.5

Marginal gap	(20,435.9)	628.2	5,209.0	10,352.5	7,435.1	8,494.7	1,865.9	13,549.6
Accumulated gap	(20,435.9)	(19,807.6)	(14,598.6)	(4,246.1)	3,189.0	11,683.7	13,549.6	—

	Repricing Gap at December 31, 2022
	1 - Month	1 - 3 Months	3 Months - 1 Year	1 Year - 3 Years	3 Years - 5 Years	Over 5 Years	Past-due loans / Equities	Banking
	(S/ in millions)
Assets
Cash due from banks	7,393.3	—	—	—	—	—	—	7,393.3
Inter-bank funds	296.1	—	—	—	—	—	—	296.1
Instruments measured at fair value through other comprehensive income	614.2	1,112.5	106.8	1,020.8	1,956.4	1,445.2	4.2	6,260.1
Investments at amortized cost	—	71.6	494.49	640.3	443.8	1,652.2	—	3,302.8
Loans, net of unearned income	4,473.4	5,415.6	9,150.7	12,110.5	6,681.7	6,434.6	1,486.5	45,752.9
Other assets	237.3	4.3	16.7	22.1	—	—	—	280.4

Total	13,014.3	6,604.1	9,769.1	13,793.6	9,081.9	9,532.0	1,490.7	63,285.6

Deposits and obligations	30,550.8	1,379.2	4,494.6	899.0	70.1	323.5	—	37,717.3
Inter-bank funds	30.0	—	—	—	—	—	—	30.0
Due to banks and correspondents	303.7	1,237.9	1,011.5	2,725.7	289.6	1,158.3	—	6,726.6
Bonds, notes and other obligations	2,532.6	—	224.9	2,288.4	1,525.6	—	—	6,571.5
Other liabilities	15.1	12.5	56.9	63.8	22.2	5.8	—	176.2

Total	33,432.2	2,629.6	5,787.9	5,976.9	1,907.5	1,487.5	—	51,221.6

Marginal gap	(20,417.9)	3,974.5	3,981.1	7,816.7	7,174.4	8,044.5	1,490.7	12,064.0
Accumulated gap	(20,417.9)	(16,443.4)	(12,462.3)	(4,645.6)	2,528.9	10,573.3	12,064.0	—

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

As of December 31, 2023, 2022 and 2021, Interbank’s VaR calculated for its trading book, classified by type of risk, was as follows:

	December 31, 2023	December 31, 2022	December 31, 2021	Change

	(S/ in millions)			Dec 23 / Dec 22	Dec 22 / Dec 21
By type of risk
Exchange rate	1.0	1.2	1.5	(0.2)	(0.3)
Interest rate	0.7	1.7	9.9	(1.0)	(8.2)
Price	—	—	—	—	—
Diversification effect	(0.5)	(0.9)	(0.8)	0.4	(0.0)

Total	1.2	2.0	10.6	(0.8)	(8.6)

Interbank’s VaR decreased from S/2.0 million as of December 31, 2022 to S/1.2 million as of December 31, 2023, mainly due to lower interest rate risk and to a lesser extent foreign exchange risk. The rate risk was reduced due to the exit of Interbank’s treasury position and by lower net positions in forwards.

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

Credit Risk

Interseguro holds a large portfolio of debt investments and fixed income securities and is therefore exposed to the risk that the issuer may default on its interest or principal payments. This risk is mitigated through a three-step process. Initially, regulations established by the SBS (1) limit the types of investments Interseguro can make, (2) set minimum credit ratings that securities must have, and (3) limit Interseguro’s investments with respect to a single issuer. Secondly, Interseguro performs a careful analysis on the securities it purchases. Finally, Interseguro’s investment committee, which is comprised of both internal and independent members of its board of directors, is responsible for approving any new investment and periodically reviews Interseguro’s investment portfolio.

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

As of December 31, 2023, December 31, 2022 and December 31, 2021, Interseguro’s VaR calculated for its investment portfolio, classified by type of risk, was as follows:

	December 31, 2023	December 31, 2022	December 31, 2021	Change

	(S/ in millions)			Dec 23 / Dec 22	Dec 22 / Dec 21
By type of risk
Exchange rate	8.0	6.2	11.3	1.8	(5.1)
Interest rate	596.8	534.4	633.7	62.4	(99.3)
Price	38.7	28.9	56.2	9.8	(27.4)
Diversification effect	(37.9)	(29.1)	(48.3)	(8.8)	19.1

Total	605.5	540.3	652.9	65.2	(112.7)

Between December 31, 2022 and December 31, 2023, the value of Interseguro’s investment portfolio in financial instruments increased by more than S/1,458.1 million, which also led to an increase in exposure to market risk represented by the VaR, mainly explained by in interest rate risk and price risk.

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

	Repricing Gap at December 31, 2023
	1 - Month	1-3 Months	3 Months - 1 Year	1 Year - 3 Years	3 Years - 5 Years	Over 5 Years	Past-due loans / Equities	Insurance

	(S/ in millions)
Interest earning assets
Cash and due from banks	204.9	—	—	—	—	—	—	204.9
Instruments measured at fair value through other comprehensive income.	—	—	46.4	35.6	608.6	11,326.4	429.2	12,446.2
Investments at amortized cost	23.6	—	—	—	—	—	—	23.6
Other assets	33.4	55.0	31.3	4.9	35.4	5.6	—	165.7

Total interest earning assets	261.9	55.0	77.7	40.4	644.0	11,331.9	429.2	12,840.3

Interest bearing liabilities
Due to banks and correspondents	215.6	—	—	—	—	—	—	215.6
Bonds, notes and other obligations	—	3.5	—	—	—	241.1	—	244.6
Insurance contract liabilities	52.8	104.0	470.3	1,282.3	1,267.6	8,784.2	105.7	12,066.8
Other liabilities	99.0	60.5	88.7	183.2	223.0	516.4	—	1,170.9

Total interest bearing liabilities	367.3	168.1	558.9	1,465.5	1,490.7	9,541.7	105.7	13,697.9

Marginal gap	(105.4)	(113.0)	(481.2)	(1,425.1)	(846.6)	1,790.3	323.6	(857.5)
Accumulated gap	(105.4)	(218.4)	(699.6)	(2,124.7)	(2,971.4)	(1,181.1)	(857.5)	—

	Repricing Gap at December 31, 2022
	1 - Month	1-3 Months	3 Months - 1 Year	1 Year - 3 Years	3 Years - 5 Years	Over 5 Years	Past-due loans / Equities	Insurance

	(S/ in millions)
Interest earning assets
Cash and due from banks	488.0	—	—	—	—	22.1	—	510.1
Instruments measured at fair value through other comprehensive income.	24.7	17.2	167.2	463.6	591.4	9,279.1	492.4	11,035.6
Other assets	34.6	90.7	44.6	14.3	37.2	28.7	—	250.0

Total interest earning assets	547.4	107.8	211.8	477.9	628.6	9,329.9	492.4	11,795.7

Interest bearing liabilities
Due to banks and correspondents	308.2	—	—	—	—	—	—	308.2
Bonds, notes and other obligations	—	3.6	—	—	—	—	—	251.5
Insurance contract liabilities	106.3	208.3	932.9	—	4,417.1	4,798.9	—	10,463.6
Other liabilities	67.9	40.3	19.4	3.5	—	—	—	131.2

Total interest bearing liabilities	482.4	252.2	952.4	3.5	4,417.1	5,046.8	—	11,154.5

Marginal gap	64.9	(144.4)	(740.6)	474.4	(3,788.5)	4,283.0	492.4	641.2
Accumulated gap	64.9	(79.5)	(820.0)	(345.7)	(4,134.2)	148.8	641.2	—

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

Credit Risk

In our wealth management segment, only Inteligo Bank is exposed to credit risk. The substantial majority of loans we make are fully collateralized by time deposits or investment securities. Nevertheless, we have implemented strict credit risk management policies, which have contributed to a minimum level of non-performing loans. As of December 31, 2023, only 0.01% of its loan portfolio was classified as non-performing loans.

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

The primary source of Inteligo’s market risk is Inteligo Bank’s investment portfolio, as it represents over 95% of Inteligo’s VaR results. As of December 31, 2023, December 31, 2022 and December 31, 2021 Inteligo’s VaR, classified by type of risk was as follows:

	December 31, 2023	December 31, 2022	December 31, 2021	Change

By type of risk	(S/ in millions)			Dec 23 / Dec 22	Dec 22 / Dec 21
Exchange rate	3.5	2.7	1.0	0.8	1.8
Interest rate	12.7	21.4	4.0	(8.7)	17.4
Price	70.5	137.9	156.9	(67.4)	(19.0)
Diversification effect	(0.6)	(2.6)	(3.4)	2.0	0.8

Total	86.1	159.4	158.5	(73.4)	1.0

Inteligo’s VaR decreased S/73.4 million as of December 31, 2023, mainly due to the increase of fixed income assets compared to other assets with greater volatility in the portfolio as well as the sale of specific positions, when compared to December 31, 2022.

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

The following tables summarize Inteligo’s exposure to interest rate risks. Inteligo’s financial instruments are presented at book value, classified by the period of the contract’s interest rate repricing or maturity date, whichever occurs first:

	Repricing Gap at December 31, 2023
	Up to 1 month	From 1 to 3 months	From 3 Months - 1 Year	From 1 Year -3 Years	From 3 Years - 5 Years	Over 5 Years	Past-due loan/ Equities	Wealth Management

	(S/ in millions)
Interest earning assets
Cash and due from banks	319.2	72.6	216.0	26.8	—	—	—	634.6
Instruments measured at fair value through other comprehensive income.	48.6	0.6	30.4	145.1	188.7	293.1	13.6	720.1
Loans, net of unearned interest	105.6	158.0	987.4	265.1	1.0	2.6	—	1,519.7
Other assets	—	9.0	—	—	—	—	—	9.0

Total interest earning assets	473.3	240.2	1,233.9	437.1	189.7	295.7	13.6	2,883.4

Interest bearing liabilities
Deposits and obligations and deposits from financial entities	238.8	338.4	1,508.0	161.5	—	—	—	2,246.7
Due to banks and correspondents	84.0	—	—	—	—	—	—	84.0

	332.8	338.4	1,508.0	161.5	—	—	—	2,330.7

Marginal gap	150.5	(98.2)	(274.2)	275.6	189.7	295.7	13.6	552.7
Accumulated gap	150.5	52.3	(221.9)	53.7	243.4	539.1	552.7	—

	Repricing Gap at December 31, 2022
	Up to 1 month	From 1 to 3 months	From 3 Months - 1 Year	From 1 Year -3 Years	From 3 Years - 5 Years	Over 5 Years	Past-due loan/ Equities	Wealth Management

	(S/ in millions)
Interest earning assets
Cash and due from banks	971.5	23.8	303.8	6.8	—	—	—	1,305.9
Instruments measured at fair value through other comprehensive income.	0.1	0.2	1.1	69.6	58.2	80.5	18.5	228.1
Loans, net of unearned interest	130.3	335.0	1,215.3	92.7	1.7	9.2	0.1	1,784.3
Other assets	3.9	0.2	3.1	—	—	—	—	72

Total interest earning assets	1,105.8	359.2	1,523.4	169.1	59.9	89.7	18.6	3,325.6

Interest bearing liabilities
Deposits and obligations and deposits from financial entities	162.4	309.3	1,603.7	63.8	—	—	—	2,139.3
Due to banks and correspondents	—	—	53.9	—	—	—	—	53.9

	162.4	309.3	1,657.6	63.8	—	—	—	2,193.2

Marginal gap	943.3	49.8	(134.2)	105.3	59.9	89.7	18.6	1,132.4
Accumulated gap	943.3	993.2	859.0	964.3	1,024.1	1,113.8	1,132.4	—

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

Inteligo Bank uses the Standardized Approach for operational risk management under Basel III, according to the Central Bank of The Bahamas’ regulation. In recent years, Inteligo launched several initiatives to strengthen the risk culture among the employees.

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

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2023.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the U.S. Securities Exchange Act of 1934) as of December 31, 2023. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management concluded that, as of December 31, 2023, the Company’s internal control over financial reporting is effective based on those criteria.

EY Peru, an independent registered public accounting firm, has issued an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting, which is included in this Annual Report on Form 20-F under “Item 18. Financial Statements—Report of independent registered public accounting firm.”

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

In November 2022, we updated our code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act which applies to all directors, officers, employees, consultants and contractors without exception. The Code of Ethics is publicly available on the corporate governance section of our website at https://www.ifs.com.pe/. This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this Annual Report on Form 20-F.

ITEM 16 C	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, EY Peru, during the fiscal years ended December 31, 2022 and 2023:

	Year ended December 31,
	2023(1)	2022(1)
	(S/ in millions)
Audit fees	11.2	10.0
Audit-related fees	0.3	0.1
Tax fees	0.7	0.5
Other fees	0.2	—

Total fees	12.4	10.6

(1)	Including taxes.

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

In accordance with Rule 10A-3 of the Exchange Act, our board of directors delegated to our audit committee the approval of the engagement and compensation of the external auditors independent external for 2022 (or for longer periods, as may be recommended, up to the fiscal year of 2026), which delegation was approved by our shareholders at the Annual General Meeting of Shareholders held on March 31, 2022. Furthermore, in connection with such delegation, our audit committee reviewed proposals from various prominent global audit firms with operations in the countries where our subsidiaries operate to act as our external auditors for 2022 or a longer period as may be recommended. After analyzing such proposals received, the audit committee recommended EY Peru to serve as our and our subsidiaries’ independent external auditor for a period of five auditable years (2022-2026). Our board of directors’ agreed with the audit committee’s recommendation to appoint EY Peru for such term, subject to the audit committee’s continued evaluation of EY Peru’s performance and continued compliance with the SEC’s independence requirements.

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

On March 31, 2023, IFS’ shareholders have approved the creation of a share repurchase program for an amount of up to U.S.$100 million of our common shares, which is expected to continue until terminated by the Board of Directors. The repurchase may take place simultaneously in both the Lima Stock Exchange and the New York Stock Exchange, and may be carried out in one or several dates at market prices. The share repurchase program will be effective until it is terminated by the Board of Directors.

The following table sets out certain information concerning purchases of our previously issued shares by us or any affiliated purchaser during the fiscal year ended December 31, 2023.

Period	Total number of shares purchased	Average price paid per share (S/)(1)	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
January 2023	—	—	—	—
February 2023	—	—	—	—
March 2023	—	—	—	—
April 2023	—	—	—	—
May 2023	—	—	—	—
June 2023	325,937	87.79	N/A	N/A
July 2023	716	88.92	N/A	N/A
August 2023	611,718	86.72	N/A	N/A
September 2023	—	—	—	—
October 2023	—	—	—	—
November 2023	—	—	—	—
December 2023	—	—	—	—

Total(2)	938,371	—	—	—

(1)

For convenience purposes only, amounts in soles in this column have been converted from U.S. dollars using a rate of S/ S/3.709 to U.S.$1.00, which was the exchange rate reported for December 31, 2023 by the SBS. These translations should not be construed as representations that the U.S. dollar amounts have been, could have been or could be converted into soles at that or at any other exchange rate.

(2)	As of December 31, 2023, IFS and certain subsidiaries held an aggregate of 967,695 shares issued by IFS.

ITEM 16 F	Change in Registrant’s Certifying Accountant

During the years ended December 31, 2023, 2022, and 2021 and through the date of this Annual Report on Form 20-F, EY Peru, has not resigned, has not indicated that it will decline to stand for re-election after the completion of its current audit nor has it been dismissed.

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

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03 of the NYSE Listed Company Manual	Under our articles of incorporation and applicable laws non-management directors are not required to meet in executive sessions without management.

NYSE Standards	Our Corporate Governance Practices

Audit committee. An audit committee satisfying the requirements of Rule 10A-3 under the Exchange Act. §303A.06 of the NYSE Listed Company Manual	Our audit committee complies with the criteria set forth under our “Audit Committee Charter,” the rules of the NYSE and Rule 10A-3(b)(1) of the Exchange Act, each as applicable to foreign private issuers. Our audit committee consists of three directors, all of whom are financially literate and one of whom is a financial expert. Our audit committee is fully independent in compliance with NYSE rules and Rule 10A-3(b) of the Exchange Act.

Audit committee additional requirements. §303A.07 of the NYSE Listed Company Manual requires that an audit committee must consist of at least three members, each of whom are financially literate and at least one of whom is a financial expert, and that the audit committee have a written charter outlining the committee’s responsibilities.	Our audit committee complies with the criteria set forth under our “Audit Committee Charter,” the rules of the NYSE and Rule 10A-3(b)(1) of the Exchange Act, each as applicable to foreign private issuers. Our audit committee consists of three directors, all of whom are financially literate and one of whom is a financial expert. The three members of the audit committee are independent.

Nominating/corporate governance committee. A nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04 of the NYSE Listed Company Manual	We do not have a nominating/corporate governance committee. Our board of directors has the power to establish such a committee in the future on the terms it deems appropriate.

Compensation committee. A compensation committee of independent directors is required. The committee must approve executive officer compensation and must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05 of the NYSE Listed Company Manual	We do not have a compensation committee. Our Board of Directors may establish a compensation committee in the future on the terms it deems appropriate.

Code of Ethics. A code of business conduct and ethics are required, as is disclosure of any waiver for directors or executive officers. §303A.10 of the NYSE Listed Company Manual	We have adopted a code of business conduct and ethics, as contemplated by the NYSE. Our board of directors has the obligation to verify compliance with the provisions of such code.

ITEM 16 H	Mine Safety Disclosure

Not applicable.

ITEM 16 I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16 J	Insider Trading Policies

Not applicable.

ITEM 16 K	Cybersecurity

As cybersecurity risks increase in both frequency and impact, IFS and its subsidiaries have implemented a cyber resilience strategy designed to protect, identify, and respond to cybersecurity threats, as well as actions for the recovery of technology and operational processes to ensure business continuity in the event of a cybersecurity breach. This strategy includes the implementation of tools, procedures, and teams of cybersecurity experts operating under a management framework based on industry standards such as the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF), ISO 27001, and PCI DSS. It also considers new industry trends, current regulations, and definitions established by IFS and its subsidiaries. The following is a summary of the cybersecurity risk management and strategy in each of our segments.

Banking Segment

Risk management and strategy

While the Cybersecurity Division of Interbank leads the cybersecurity risk management, the function extends across the organization, involving other teams in business, technology, risk, and auditing. Both the strategy and the cybersecurity risk management framework consider business strategy, cybersecurity-related regulations, risk appetite, and the global cybersecurity context.

The cybersecurity risk management framework is designed to establish capabilities and responsibilities at different control layers, including:

Teams, tools, and procedures for the identification, assessment, control, and mitigation of cybersecurity risks;

A governance model that sets the cybersecurity management framework, and provides direction and information to top management for decision-making; and

An independent audit model that supervises the cybersecurity management model definition and execution.

The Cybersecurity Division is responsible for defining methodologies, procedures, and tools for managing cybersecurity risks and for defining policies approved by Interbank’s board of directors. Both Interbank’s board of directors and the executive level are highly involved in cybersecurity risk management, ensuring adequate resource allocation (people, technology, and processes) for this purpose. They also promote the development of a culture around strong cybersecurity habits throughout the organization.

The sophistication of techniques used for attacks, coupled with the hybrid work environment extending the security perimeter to multiple locations and devices, the growing adoption of the cloud, and emerging technologies such as AI, create a challenging and ever-changing environment for cybersecurity management.

Interbank’s strategy to address this environment focuses on strengthening capabilities to provide a secure remote work environment for employees and third parties involved in our operation. Technologies such as Secure Web Gateway (SWG) for web browsing security, Cloud Access Security Broker (CASB) for SaaS access, Cloud Security Posture Management (CSPM) for monitoring cloud instance deployment, and Endpoint Detection and Response (EDR) on stations and servers, have been implemented. This evolution goes beyond traditional antivirus solutions and is part of an advanced strategy for threat identification and response, known as Extended Detection and Response (XDR). Interbank has also enhanced the software development lifecycle through continuous testing, including various dynamic (SAST), static (DAST), and composition (CSA) testing approaches to ensure the security quality of the services provided to customers. Additionally, the strategy includes strengthening capabilities for preventing data leakage (DLP) as a complement to these actions.

In 2023, Interbank took the following main actions to consolidate its cybersecurity strategy:

Consolidated the evolution of the Security Operations Center (SOC) by selecting a leading company in the provision of these services globally. Achievements of this project include the incorporation of new Network Detection and Response (NDR) technologies as part of our XDR strategy. User and Entity Behavior Analytics (UEBA) capabilities were included, along with an approach to automate management and response procedures through Security Orchestration, Automation, and Response (SOAR) technologies;

Strengthened the cyber intelligence and incident response program through new subscriptions to services providing relevant information on the global and local cybersecurity environment;

Implemented new technologies for remote access through a Zero Trust Network Access (ZTNA) approach;

Redefined the Identity and Access Management (IAM) model and defined a roadmap for its evolution;

Strengthened the structure of the Cybersecurity Division with a 3X growth in capacity, allowing the incorporation of new talents in areas such as third-party risk management, incident response, threat intelligence, support for transformation initiatives, and identity and access management; and

Enhanced security mechanisms for digital channels, especially authentication mechanisms for access to these channels, in line with local regulatory provisions.

In 2023, Interbank executed awareness and cybersecurity training actions, including internal campaigns with audiovisual media, informative bulletins, expert-supported talks, security courses, and simulated social engineering attack campaigns. These actions aimed to raise awareness among employees about such threats, measure their ability to detect them, and encourage effective reporting.

During 2023, Interbank did not have any cybersecurity incidents that materially affected it or were reasonably likely to materially affect it.

Governance

Interbank’s board of directors has established oversight committees for cybersecurity risk management, including the Integrated Risk Management Committee and the Information Security and Cybersecurity Committee. These committees monitor the performance of cybersecurity management, provide guidance for policy creation and changes, and make decisions regarding cybersecurity management in the organization. Interbank’s board of directors approves policies and monitors cybersecurity management through reports from these committees. Furthermore, one of Interbank’s directors (Marcia Nogueira de Mello, see “Item 6. Directors, Senior Management and Employees—Directors and senior management—Interbank—Board of Directors”) has been designated as the director responsible for supervising the efficiency of Interbank’s information security and cybersecurity system since 2023, and periodically evaluates performance, provides guidance, and reports to the board on the state of cybersecurity management at Interbank. This governance model ensures proper cybersecurity risk management and keeps the board informed for a clear understanding of the state of cybersecurity, enabling them to make necessary decisions.

Through the Integrated Risk Committee, which includes board members, the board receives information on the cybersecurity risk exposure profile, state of alignment with the defined tolerance level, and adopted mitigation measures. Through the audit committee, which also includes board members, the board receives information on assessments of the cybersecurity management model and compliance with improvement plans related to these assessments.

The Information Security and Cybersecurity Committee is responsible for aligning the cybersecurity strategy with the business strategy and Interbank’s risk appetite and tolerance objectives. It monitors the development of the defined cybersecurity strategy, stays informed about cybersecurity incidents, and ensures that mitigation actions and lessons learned have been taken. This committee ensures that relevant cybersecurity risks and mitigation actions are reported to the board through defined channels. This committee is composed by:

•

Alfonso Alejandro Díaz Tordoya. Executive Vice President of Operations and Technology (see “Item 6. Directors, Senior Management and Employees—Directors and senior management—Interbank—Executive Officers”).

•	Gabriela Prado Bustamante. Executive Vice President of Risk Management (see “Item 6. Directors, Senior Management and Employees—Directors and senior management—Interbank—Executive Officers”).

•	Julio Del Valle Montero. Executive Vice President of Human Resources (see “Item 6. Directors, Senior Management and Employees—Directors and senior management—Interbank—Executive Officers”).

•

Zelma Acosta-Rubio Rodríguez. Executive Vice President of Corporate and Legal Affairs (see “Item 6. Directors, Senior Management and Employees—Directors and senior management—General—Executive Officers”).

•

César Augusto Andrade Nicoli. Executive Vice President of Retail Banking and Channels (see “Item 6. Directors, Senior Management and Employees—Directors and senior management—Interbank—Executive Officers”).

•	Víctor Cárcamo Palacios. Executive Vice President for Commercial Banking (see “Item 6. Directors, Senior Management and Employees—Directors and senior management—Interbank—Executive Officers”).

•	Carlos Tori Grande. Executive Vice President of Payments (see “Item 6. Directors, Senior Management and Employees—Directors and senior management—General—Executive Officers”).

•

Andrés Felipe Castrillón Henao has served as Interbank’s Cybersecurity and Information Security Manager since July 2019 and as its secretary of the Information Security and Cybersecurity Committee. Before joining Interbank, Mr. Castrillón worked for Grupo Bancolombia, where he held the position of Corporate Cybersecurity and Information Security Manager, among other roles in the practice of cybersecurity. In this capacity, he collaborated with the banks of

Grupo Bancolombia in Colombia, Panama, El Salvador, and Guatemala. Mr Castrillón is also member of the Strategic Security Risk Committee of Association of Banks of Peru (ASBANC, by its Spanish acronym). Mr. Castrillón received a bachelor’s degree in systems engineering from Universidad de Antioquia and he has participated in strategic management and business management programs at Universidad de la Sabana. Additionally, he holds certifications as a Certified Information Security Manager (CISM) and a Certified in Risk and Information Systems Control (CRISC) from the Information Systems Audit and Control Association (ISACA).

Insurance Segment

Risk management and strategy

Interseguro has a framework for comprehensive risk management, including cybersecurity risks. The framework establishes procedures for the identification, assessment, mitigation, and communication of cybersecurity risks.

While the Information Security and Cybersecurity unit is responsible for providing methodological support for cybersecurity risk management and defining control policies and procedures, the function extends across business and support units, which are accountable for the risks. Additionally, an audit layer has been established to independently assess the performance of the defined management framework.

Interseguro’s strategy focuses on the implementation of measures to prevent, detect, respond and recover from cybersecurity threats in a global environment where the materialization of cybersecurity risks continues to increase. These measures have primarily centered around improving identity and access management controls, both in preventive aspects and monitoring activities. Additionally, the governance framework has been strengthened through the updating of information security policies and associated procedures, along with the reinforcement of vulnerability identification processes through red team exercises.

In 2023, Interseguro developed the following main cybersecurity initiatives to further consolidate its posture to face cybersecurity risks:

Strengthened systems for threat identification and response on endpoints through Endpoint Detection and Response (EDR) technologies;

Enhanced capabilities for testing the cybersecurity of its systems by expanding the scope of red team exercises in productive environments and new developments; and

Continued improvement of access monitoring controls for information systems with an automation focus, ensuring compliance with target execution times and reducing operational risk.

During 2023, Interseguro did not have any cybersecurity incidents that materially affected it or were reasonably likely to materially affect it.

Governance

Interseguro’s board of directors has established a Risk Committee to oversee risk management within the organization, including cybersecurity risks, with the participation of certain of Interseguro board members. This committee approves and oversees the implementation of the strategy, policies and procedures for cyber risk management, reports information on pertinent vulnerabilities and their corresponding correction plans and communicates incidents as they occur.

The board of directors has also set up an Audit Committee, with the participation of certain board members, to which the Interseguro internal audit unit reports on assessments of the cybersecurity management model and on the compliance with improvement plans related to these assessments.

Additionally, Interseguro’s management has established a Cyber and Information Security Committee which monitors the development of the defined strategy, analyzes information about relevant vulnerabilities and the related correction plans, and to which the occurrence of incidents is communicated. This committee is composed by:

•	Gonzalo José Basadre Brazzini Chief Executive Officer (see “Item 6. Directors, Senior Management and Employees—Directors and senior management—Interseguro—Executive Officers”).

•	Sergio Jhasmany Soliz Bilbao Vice President of Information Technology (see “Item 6. Directors, Senior Management and Employees—Directors and senior management—Interseguro—Executive Officers”).

•

Carlos Vereau Montenegro has served as Risk Manager since July 2011. Mr. Vereau received a bachelor’s degree in economics from Universidad del Pacífico and holds a master´s in administration from Universidad del Pacífico.

•

Carlos Campos Cabrera has served as Interseguro’s Head of Information Security and Cybersecurity since March 2023. Mr. Cabrera received a bachelor’s degree systems engineering from Universidad San Ignacio de Loyola and holds a master´s in business administration from Universidad Peruana de Ciencias Aplicadas. Additionally, he holds certifications as a ISO 27032 Lead Cybersecurity Manager and ISO 27001 ISMS Lead Implementer from the Professional Evaluation and Certification Board (PECB).

Wealth Management Segment

Risk management and strategy

Inteligo has a framework for comprehensive risk management, including cybersecurity risks. The framework establishes procedures for the identification, assessment, mitigation, and communication of cybersecurity risks.

While the Information Security unit is responsible for providing methodological support for cybersecurity risk management and defining control policies and procedures, the function extends across business and support units, which are accountable for the risks. Additionally, an audit layer has been established to independently assess the performance of the defined management framework.

As a part of its cybersecurity strategy, Inteligo has strengthened its identification, protection, detection and action cybersecurity plans, which reduced the occurrence of attacks and mitigated the risk of cyber threats. This strategy is based on the cybersecurity framework of the National Institute of Standards and Technology (NIST), and other standards such as ISO 27000 and 27032. Inteligo’s cybersecurity strategy includes improvements to security on different fronts, including mobile devices, workstations, in the cloud and on premises. Inteligo uses updated technology such as behavior analysis and artificial intelligence, which allow its human resources to reduce time spent on threat detection and analysis.

In 2023, Inteligo implemented the following main cybersecurity initiatives to further strengthen its stance in addressing cybersecurity risks:

Updated the Information Security Management System (ISMS) considering the requirements of the ISO/IEC 27001:2022 standard. This formalized responsibilities for information security management throughout the organization;

Implemented control procedures to ensure Segregation of Duties (SoD) in information systems;

Introduced document labeling to ensure the classification of information across the entire organization; and

Strengthened the cybersecurity incident response program, considering its integration with the organization’s crisis management procedures.

During 2023, Inteligo did not have any cybersecurity incidents that materially affected it or were reasonably likely to materially affect it.

Governance

Inteligo’s board of directors has established a Risk Management Committee to oversee risk management within the organization, including cybersecurity risks, with board members participating. This committee approves and oversees the implementation of the strategy policies and procedures for cyber risk management, reports information on pertinent vulnerabilities and their corresponding correction plans and communicates incidents as they occur.

In addition to the Directors who make up the committee, the following executive officers and managers are committee members:

•

Victor Vinatea Cámere Chief Executive Officer of the Panamanian Branch and Inteligo’s Chief Operations Officer (see “Item 6. Directors, Senior Management and Employees—Directors and senior management—Inteligo—Executive Officers”).

•

Cesar Pasara Ponce has served as Corporate Risk Officer since April 2021. Mr. Pasara received a bachelor’s degree in industrial engineering from Pontificia Universidad Católica del Perú and holds a master´s in business administration from IE Business School.

•

Peter Stanziola has served as Finance Manager from October 2018. Mr. Stanziola received a bachelor’s degree in economics and chemistry from University of Pennsilvania and holds a master´s in business administration from The Fuqua School of Business at Duke University.

The board of directors has also set up an Audit Committee, with the participation of certain board members, to which the Inteligo internal audit unit reports on assessments of the cybersecurity management model and on the compliance with improvement plans related to these assessments.

Additionally, Inteligo’s management has established an Information Security Committee which monitors the development of the defined strategy, analyzes information about relevant vulnerabilities and the related correction plans, and to which the occurrence of incidents is communicated. This committee is composed by:

•

Victor Vinatea Cámere Chief Executive Officer of the Panamanian Branch and Inteligo’s Chief Operations Officer (see “Item 6. Directors, Senior Management and Employees—Directors and senior management—Inteligo—Executive Officers”).

•

Josué Meneses has served as Information Security Manager since January 2010. Mr. Meneses received a bachelor’s degree in systems engineering from Universidad Tecnológica de Panamá and holds a master’s degree in Informatic Management from Universidad Latina de Panamá.

•

Alfredo Castro has served as Information Technology Manager since September 2022. Mr. Castro received a bachelor’s degree in systems engineering from Universidad Latina de Panamá and holds a master’s in business administration from Universidad de Chile.

•

Rogelio Chavez Lopez has served as Risk Manager since December 2013. Mr. Chavez received a bachelor’s degree in economics and finance from Universidad de Panamá and holds a master´s in business administration from Universidad Interamericana de Panamá.

Payment Segment

Risk management and strategy

Izipay has a framework for comprehensive risk management, including cybersecurity risks. The framework establishes procedures for the identification, assessment, mitigation, and communication of cybersecurity risks.

While the Information Security and Cybersecurity unit is responsible for providing methodological support for cybersecurity risk management and defining control policies and procedures, the function extends across business and support units, which are accountable for the risks. Additionally, an audit layer has been established to independently assess the performance of the defined management framework.

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

In 2023, Izipay developed the following main cybersecurity initiatives to further consolidate its posture in facing cybersecurity risks:

Strengthened its capabilities for monitoring cybersecurity events by implementing new use cases to identify patterns of major threats that the organization could be exposed to;

Implemented improvements in access monitoring processes for both critical applications and its technological infrastructure;

Reinforced the security posture of the technological platform supporting Izipay’s services; and

Ensured that cybersecurity was included as an attribute in the development of the organization’s major strategic projects.

With the support of a reputable consulting firm, evaluated the maturity of the cybersecurity management model and defined strategic priorities for the upcoming years.

During 2023, Izipay did not have any cybersecurity incidents that materially affected it or were reasonably likely to materially affect it.

Governance

PMP’s board of directors has established a Risk Management Committee to oversee risk management within the organization, including cybersecurity risks, with board members participating. This committee approves and oversees the implementation of the strategy, policies and procedures for cyber risk management, reports information on pertinent vulnerabilities and their corresponding correction plans and communicates incidents as they occur.

In addition to the Directors who make up the committee, the following executive officers attend to the committee’s sessions:

•	Luis Felipe Venturo Denegri Chief Executive Officer (see “Item 6. Directors, Senior Management and Employees—Directors and senior management—Procesos de Medios de Pago—Executive Officers”).

•	Virginia Blume Santacroce Chief Financial Officer (see “Item 6. Directors, Senior Management and Employees—Directors and senior management—Procesos de Medios de Pago—Executive Officers”).

•

Paola Rosa Maria Rodriguez Rodriguez Chief Executive Risks & Compliance Officer (see “Item 6. Directors, Senior Management and Employees—Directors and senior management—Procesos de Medios de Pago—Executive Officers”).

The board of directors has also set up an Audit Committee, with the participation of certain board members, to which the PMP internal audit unit reports on assessments of the cybersecurity management model and on the compliance with improvement plans related to these assessments.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Our audited consolidated financial statements are included in this Annual Report on Form 20-F beginning at page F-1. Our financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1*	Legalized Translation of the Articles of Incorporation of the Registrant, as currently in effect (previously filed as Exhibit 3.1 of Form F-1 (File No. 333-232554) as filed with the SEC on July 3, 2019, and incorporated by reference herein).

2.1*	IFS Indenture, dated October 19, 2017, among the Registrant, The Bank of New York Mellon, as Trustee, and The Bank of New York Mellon SA/NV, Luxembourg, as Luxembourg transfer and paying agent (relating to our U.S.$300,000,000 4.125% Senior Notes due 2027) (previously filed as Exhibit 10.1 of Form F-1 (File No. 333-232554) as filed with the SEC on July 3, 2019, and incorporated by reference herein).

2.2*	Description of Securities registered pursuant to Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.2 to our Annual Report on Form 20-F, filed with the SEC on April 26, 2021).

3.1*	Irrevocable Proxy Agreement as renewed and ratified on May 23, 2023, by and among International Financial Holdings Group Inc. and the individuals designated therein (previously filed as Exhibit 99.1 to Schedule 13D (File No. 005-91077) as filed with the SEC on September 29, 2023, and incorporated by reference herein).

8.1**	List of Subsidiaries.

12.1**	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1**	Compensation Recovery Policy

101.INS**	Inline XBRL Instance Document

101.SCH**	Inline XBRL Taxonomy Extension Schema Document

101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(*)	Previously filed.
(**)	Filed herewith.

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

Date: Friday, April 26, 2024

INTERCORP FINANCIAL SERVICES INC.

By	/s/ Luis Felipe Castellanos López Torres
Name:	Luis Felipe Castellanos López Torres
Title:	Chief Executive Officer

Intercorp Financial Services Inc. and Subsidiaries
Consolidated financial statements as of December 31, 2023 and 2022, together with the
Report
of Independent Registered Public Accounting Firm

Intercorp Financial Services Inc. and Subsidiaries
Consolidated financial statements as of December 31, 2023 and 2022, together with the Report of Independent Registered Public Accounting Firm
Content

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Intercorp Financial Services Inc.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Intercorp Financial Services Inc. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 26, 2024 expressed an unqualified opinion thereon.
Adoption of IFRS 17 Insurance Contracts
As discussed in Notes 3.2 and 3.7 to the consolidated financial statements, the Company changed its method for accounting for insurance and reinsurance contracts in 2023 and 2022 due to the adoption of IFRS 17, Insurance Contracts.
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
At December 31, 2023, the impairment allowance for loans was S/2,349,425 thousand. As disclosed in Notes 3.4(i)(ii), 6 and 29.1(d) to the consolidated financial statements, the impairment allowance for loans is calculated using an expected credit loss (ECL) model. The determination of the ECL is based on the credit losses expected to arise over the life of the asset as a result of a significant increase in credit risk— since origination or when there is objective evidence of impairment. ECL allowances are measured at amounts equal to either
12-month
or lifetime ECL. The ECL calculation is based on key elements being the probability of default, the exposure to the default and the loss given default, which are determined based on macroeconomic variables as forward-looking information inputs. When estimating ECLs, the Company considers three scenarios (optimistic, base and pessimistic), which are associated with different probability of default. Also, the Company has estimated the uncertainty of the intensity and probability of occurrence of the El Niño event as a post-model adjustment.
Auditing the impairment allowance for loans was complex and required the application of significant judgment due to the inherent complexity of the models, assumptions, judgments, the forward-looking nature of key assumptions and the interrelationship of the critical variables in measuring the ECL. Significant assumptions and judgments with respect to the estimation of the allowance for credit losses include the determination of when a loan has experienced a significant increase in credit risk; the forecast of forward looking information for multiple economic scenarios and the probability weighting of those scenarios; the calculation of both
12-month
and lifetime credit losses; and the application of expert credit judgment as a post-model adjustment. The allowance for credit losses is a significant estimate for which variations in model methodology, assumptions and judgments can have a material effect on the measurement of expected credit losses.
How we addressed the matter in our audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over the calculation of the ECL and the significant assumptions described above, including those related to the post-model adjustment related to the El Niño event. The controls we tested included, amongst others, controls over the identification of indicators of impairment, the determination of significant changes in credit risk, and management’s review and approval of models used to calculate the ECL, including the data inputs and outputs of those models; testing controls over the risk-rating process, and the governance and oversight controls over the review of the overall ECL.

Report of Independent Registered Public Accounting Firm (continue)

To test the ECL, our audit procedures included, amongst others, involving our credit risk specialists to assess whether methodology and assumptions used to estimate ECL were consistent with the requirements of IFRS. We assessed significant changes in credit risk triggers, management’s forecasting methodology and compared management’s forward-looking information to publicly available information from third party sources. Also, we assessed management’s post-model adjustment estimated related to the El Niño event, performed independent recalculations for the expected credit loss and for a sample of portfolio their respective risk parameters, and we tested the completeness and accuracy of data used in the measurement of the ECL. We also assessed the adequacy of the related financial statement disclosures.
Determination of the discount rate used to measure the liability for remaining coverage of the Company’s pension insurance contracts under the general model
Description of the matter
As discussed in Notes 3.4(d) and 14 to the consolidated financial statements, at December 31, 2023, the Company’s insurance and reinsurance contract liabilities were S/12,207,536 thousand, principally comprised of pension insurance contracts that are measured under the general model or building-block approach (BBA). The estimate of this liability is impacted by actuarial assumptions used in the general model, principally by the determination of the discount rate.
Auditing the liability for remaining coverage of the Company’s pension insurance contracts under the general model was complex and required the application of significant auditor judgment and involvement of specialists due to the actuarial models and highly judgmental nature of the most significant actuarial assumption related to the discount rate used by management to estimate the liability. Changes in this assumption could have material effects on the valuation of the remaining coverage of the Company’s pension insurance contract liabilities.
How we addressed the matter in our audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of the management’s controls, related to the valuation of the liability for remaining coverage of the Company’s pension insurance contracts under the general model. This included testing the governance and oversight controls over the review of the actuarial models, the actuarial assumptions including the discount rate and the data inputs used.
To test the balance of this liability, our audit procedures included, among others, comparing the methodology, actuarial models and actuarial assumptions, including the discount rate, used by the Company considering actuarial practices under IFRS 17, and testing the completeness and accuracy of the underlying data used in the valuation. We involved our actuarial specialists to assist us in assessing Management’s assumptions, methodologies and models. Our actuarial specialists also performed an independent calculation of the liability for remaining coverage of the Company’s pension insurance contracts under the general model. In addition, our actuarial specialists performed independent sensitivity analyses over the significant actuarial assumption. We also assessed the adequacy of the related financial statement disclosures.

/s/ Tanaka, Valdivia, & Asociados S. Civil de R.L.
A member practice of Ernst & Young Global Limited
We have served as the Company‘s auditor since 2006
Lima, Peru
April 26, 2024

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Intercorp Financial Services Inc.
Opinion on Internal Control Over Financial Reporting
We have audited Intercorp Financial Services Inc. and subsidiaries internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Intercorp Financial Services Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, and the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated on April 26, 2024, expressed an unqualified opinion thereon.
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
April 26, 2024

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of financial position
As of December 31, 2023 and 2022, and as of January 1, 2022

	Note		2023	2022	01.01.2022
			S/(000)	S/(000) Note 3.7 Restated	S/(000) Note 3.7 Restated
Assets
Cash and due from banks	4	(a)
Non-interest bearing			3,059,226	4,012,293	3,931,419
Interest bearing			6,038,794	8,712,874	12,488,242
Restricted funds			720,691	468,244	684,804

			9,818,711	13,193,411	17,104,465
Inter-bank funds	4	(e)	524,915	296,119	30,002
Financial investments	5		26,721,991	22,787,598	24,547,294
Loans, net	6
Loans, net of unearned interest			48,869,807	47,530,853	45,070,500
Impairment allowance for loans			(2,349,425)	(2,027,855)	(2,064,917)

			46,520,382	45,502,998	43,005,583
Investment property	7		1,298,892	1,287,717	1,224,454
Property, furniture and equipment, net	8		804,832	791,432	815,118
Due from customers on acceptances			40,565	45,809	152,423
Intangibles and goodwill, net	9		1,687,120	1,633,202	1,044,749
Other accounts receivable and other assets, net	10		2,125,148	1,743,963	1,834,483
Reinsurance contract assets	14		26,287	34,053	53,849
Deferred income tax asset, net	15		55,936	165,787	142,367

Total assets			89,624,779	87,482,089	89,954,787

	Note		2023	2022	01.01.2022
			S/(000)	S/(000) Note 3.7 Restated	S/(000) Note 3.7 Restated
Liabilities and equity
Deposits and obligations	11
Non-interest bearing			7,960,318	8,684,678	9,270,255
Interest bearing			41,227,916	39,846,030	39,627,689

			49,188,234	48,530,708	48,897,944
Inter-bank funds	4	(e)	119,712	30,012	—
Due to banks and correspondents	12		9,025,930	7,100,646	8,522,849
Bonds, notes and other obligations	13		5,551,629	7,906,303	8,389,672
Due to customers on acceptances			40,565	45,809	152,423
Insurance and reinsurance contract liabilities	14		12,207,536	11,231,321	12,788,829
Other accounts payable, provisions and other liabilities	10		3,407,360	3,129,164	2,468,242
Deferred income tax liability, net	15		75,712	81,899	—

Total liabilities			79,616,678	78,055,862	81,219,959

Equity	16
Equity attributable to IFS’s shareholders:
Capital stock			1,038,017	1,038,017	1,038,017
Treasury stock			(84,309)	(3,363)	(3,363)
Capital surplus			532,771	532,771	532,771
Reserves			6,000,000	6,000,000	5,200,000
Unrealized results, net			(457,793)	(554,421)	(302,477)
Retained earnings			2,921,531	2,359,464	2,219,902

			9,950,217	9,372,468	8,684,850
Non-controlling interest			57,884	53,759	49,978

Total equity			10,008,101	9,426,227	8,734,828

Total liabilities and equity			89,624,779	87,482,089	89,954,787

The accompanying notes are an integral part of these consolidated financial statements.

F-
8

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of income
For the years ended December 31, 2023, 2022 and 2021

	Note	2023	2022	2021
		S/(000)	S/(000) Note 3.7 Restated	S/(000) Note 3.7
Interest and similar income	19	7,120,411	5,871,302	4,605,625
Interest and similar expenses	19	(2,592,366)	(1,661,689)	(1,057,937)

Net interest and similar income		4,528,045	4,209,613	3,547,688
Impairment loss on loans, net of recoveries	6(d.1) and (d.2)	(1,981,818)	(830,551)	(381,577)
(Loss) recovery due to impairment of financial investments	5(c) and 5(d)	(7,500)	(12,752)	30,898

Net interest and similar income after impairment loss		2,538,727	3,366,310	3,197,009
Fee income from financial services, net	20	1,178,462	1,137,386	823,808
Net gain on foreign exchange transactions		306,431	380,154	423,022
Net gain (loss) on sale of financial investments		6,431	(14,285)	250,626
Net gain (loss) on financial assets at fair value through profit or loss	5(e) and 10(b)	15,181	(308,256)	63,097
Net gain on investment property	7(b)	73,072	84,631	79,399
Other income	21	156,700	400,181	89,498

		1,736,277	1,679,811	1,729,450

Result from insurance activities	22	(178,392)	(252,854)	(272,079)

Other expenses
Salaries and employee benefits	23	(897,275)	(870,480)	(807,382)
Administrative expenses	24	(1,288,862)	(1,179,788)	(965,505)
Depreciation and amortization	8(a) and 9(a)	(379,038)	(336,226)	(279,690)
Other expenses	21	(184,992)	(240,644)	(210,192)

		(2,750,167)	(2,627,138)	(2,262,769)

Income before translation result and Income Tax		1,346,445	2,166,129	2,391,611
Exchange difference		8,427	(25,478)	(89,320)
Income tax	15(c)	(275,596)	(462,537)	(502,112)

Net profit for the year		1,079,276	1,678,114	1,800,179

Attributable to:
IFS’s shareholders		1,072,728	1,668,026	1,790,155
Non-controlling interest		6,548	10,088	10,024

		1,079,276	1,678,114	1,800,179

Earnings per share attributable to IFS’s shareholders, basic and diluted (stated in Soles)	25	9.327	14.452	15.510

Weighted average number of outstanding shares (in thousands)	25	115,012	115,418	115,419

The accompanying notes are an integral part of these consolidated financial statements.

F-
9

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of other comprehensive income
For the years ended December 31, 2023, 2022 and 2021

	Note	2023	2022	2021
		S/(000)	S/(000) Note 3.7 Restated	S/(000) Note 3.7
Net profit for the year		1,079,276	1,678,114	1,800,179
Other comprehensive income that will not be reclassified to the consolidated statement of income in subsequent periods:
Gains (losses) on valuation of equity instruments at fair value through other comprehensive income	16(e)	16,220	(21,924)	146,161
Income tax	16(e)	(157)	218	(31)

Total gain (loss) unrealized that will not be reclassified to the consolidated statement of income		16,063	(21,706)	146,130

Other comprehensive income to be reclassified to the consolidated statement of income in subsequent periods:
Net movement of debt instruments at fair value through other comprehensive income	16(e)	1,134,509	(1,833,856)	(2,282,111)
Income tax	16(e)	(3,645)	8,250	8,404

		1,130,864	(1,825,606)	(2,273,707)
Insurance premiums reserve	16(e)	—	—	1,392,280

Insurance reserves at fair value	16(e)	(970,191)	1,714,334	—

Net movement of cash flow hedges	16(e)	(29,112)	(62,954)	97,943
Income tax	16(e)	6,336	8,670	(15,696)

		(22,776)	(54,284)	82,247
Translation of foreign operations	16(e)	(21,970)	(50,165)	95,674

Total gain (loss) unrealized to be reclassified to the consolidated statement of income in subsequent periods		115,927	(215,721)	(703,506)

Other comprehensive income for the year		131,990	(237,427)	(557,376)

Total comprehensive income for the year, net of Income tax		1,211,266	1,440,687	1,242,803

Attributable to:
IFS’s shareholders		1,202,789	1,432,395	1,236,980
Non-controlling interest		8,477	8,292	5,823

		1,211,266	1,440,687	1,242,803

The accompanying notes are an integral part of these consolidated financial statements.

F-
10

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of changes in equity
For the years ended December 31, 2023, 2022 and 2021

			Attributable to IFS’s shareholders
							Unrealized results, net
	Number of shares						Instruments that will not be reclassified to the consolidated statement of income	Instruments that will be reclassified to the consolidated statement of income
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value	Debt instruments at fair value	Insurance premiums reserves	Cash flow hedges reserve	Translation of foreign operations	Retained earnings	Total	Non- controlling interest	Total equity
	(in thousands)	(in thousands)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2021	115,447	(24)	1,038,017	(2,769)	532,771	5,200,000	297,212	1,667,103	(1,255,845)	(37,108)	165,411	1,303,317	8,908,109	45,840	8,953,949
Net profit for the year	—	—	—	—	—	—	—	—	—	—	—	1,790,155	1,790,155	10,024	1,800,179
Other comprehensive income	—	—	—	—	—	—	145,899	(2,266,729)	1,389,995	81,986	95,674	—	(553,175)	(4,201)	(557,376)

Total comprehensive income	—	—	—	—	—	—	145,899	(2,266,729)	1,389,995	81,986	95,674	1,790,155	1,236,980	5,823	1,242,803
Declared and paid dividends, Note 16(a)	—	—	—	—	—	—	—	—	—	—	—	(633,853)	(633,853)	—	(633,853)
Purchase of treasury stock, Note 16(b)	—	(5)	—	(594)	—	—	—	—	—	—	—	—	(594)	—	(594)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(328)	(328)
Sale of equity instruments at fair value through other comprehensive income, Note 5(g)	—	—	—	—	—	—	(451,898)	—	—	—	—	451,898	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	(6,605)	(6,605)	(10)	(6,615)

Balance as of December 31, 2021, Note 3.7	115,447	(29)	1,038,017	(3,363)	532,771	5,200,000	(8,787)	(599,626)	134,150	44,878	261,085	2,904,912	9,504,037	51,325	9,555,362
Changes due to first adoption of IFRS 17 “Insurance Contracts”, Note 3.7									(134,177)			(685,010)	(819,187)	(1,347)	(820,534)

Balances as of January 1, 2022 - Restated, Note 3.7	115,447	(29)	1,038,017	(3,363)	532,771	5,200,000	(8,787)	(599,626)	(27)	44,878	261,085	2,219,902	8,684,850	49,978	8,734,828
Net profit for the year	—	—	—	—	—	—	—	—	—	—	—	1,668,026	1,668,026	10,088	1,678,114
Other comprehensive income	—	—	—	—	—	—	(21,663)	(1,821,183)	1,711,520	(54,140)	(50,165)	—	(235,631)	(1,796)	(237,427)

Total comprehensive income	—	—	—	—	—	—	(21,663)	(1,821,183)	1,711,520	(54,140)	(50,165)	1,668,026	1,432,395	8,292	1,440,687
Declared and paid dividends, Note 16(a)	—	—	—	—	—	—	—	—	—	—	—	(751,532)	(751,532)	—	(751,532)
Transfer of retained earnings to reserves, Note 16(g)	—	—	—	—	—	800,000	—	—	—	—	—	(800,000)	—	—	—
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,511)	(4,511)
Sale of equity instruments at fair value through other comprehensive income, Note 5(g)	—	—	—	—	—	—	(16,313)	—	—	—	—	16,313	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	6,755	6,755	—	6,755

Balances as of December 31, 2022 - Restated, Note 3.7	115,447	(29)	1,038,017	(3,363)	532,771	6,000,000	(46,763)	(2,420,809)	1,711,493	(9,262)	210,920	2,359,464	9,372,468	53,759	9,426,227
Net profit for the year	—	—	—	—	—	—	—	—	—	—	—	1,072,728	1,072,728	6,548	1,079,276
Other comprehensive income	—	—	—	—	—	—	16,055	1,127,246	(968,599)	(22,671)	(21,970)	—	130,061	1,929	131,990

Total comprehensive income	—	—	—	—	—	—	16,055	1,127,246	(968,599)	(22,671)	(21,970)	1,072,728	1,202,789	8,477	1,211,266
Declared and paid dividends, Note 16(a)	—	—	—	—	—	—	—	—	—	—	—	(511,788)	(511,788)	—	(511,788)
Purchase of treasury stock, Note 16(b)	—	(938)	—	(80,946)	—	—	—	—	—	—	—	—	(80,946)	—	(80,946)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,242)	(4,242)
Sale of equity instruments at fair value through other comprehensive income, Note 5(g)	—	—	—	—	—	—	(33,433)	—	—	—	—	33,433	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	(32,306)	(32,306)	(110)	(32,416)

Balance as of December 31, 2023	115,447	(967)	1,038,017	(84,309)	532,771	6,000,000	(64,141)	(1,293,563)	742,894	(31,933)	188,950	2,921,531	9,950,217	57,884	10,008,101

The accompanying notes are an integral part of these consolidated financial statements.

F-
11

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of cash flows
For the years ended December 31, 2023, 2022 and 2021

	2023	2022	2021
	S/(000)	S/(000) Note 3.7 Restated	S/(000) Note 3.7
Cash flows from operating activities
Net profit for the year	1,079,276	1,678,114	1,800,179
Adjustments to reconcile net profit to net cash flows
Impairment loss on loans, net of recoveries	1,981,818	830,551	381,577
Loss (recovery) due to impairment of financial investments	7,500	12,752	(30,898)
Depreciation and amortization	379,038	336,226	279,690
Provision for sundry risks	4,138	12,661	14,872
Deferred Income tax	102,244	(442)	205,752
Net (gain) loss on sale of financial investments	(6,431)	14,285	(250,626)
Net (gain) loss on financial assets at fair value through profit or loss	(15,181)	308,256	(63,097)
Net gain on valuation of investment property	(7,111)	(19,146)	(21,969)
Gain on sale of fixed assets	(15,300)	(11,780)	—
Fair value adjustment on the participation held by Interbank in Izipay, Note 1(d)	—	(222,513)	—
Exchange difference	(8,427)	25,478	89,320
Increase in accrued interest receivable	(167,468)	(168,454)	(16,108)
Increase (decrease) in accrued interest payable	194,285	121,324	(63,839)
Net changes in assets and liabilities
Net increase in loan portfolio	(2,883,998)	(3,204,130)	(2,949,964)
Net (increase) decrease in other accounts receivable and other assets	(295,748)	331,287	(199,227)
Net (increase) decrease in restricted funds	(246,775)	225,659	(75,308)
Increase (decrease) in deposits and obligations	503,544	(467,213)	1,893,763
Increase (decrease) in due to banks and correspondents	1,837,830	(1,460,227)	(1,138,320)
Increase in other accounts payable, provisions and other liabilities	558,971	498,321	2,430,391
Decrease (increase) of investments at fair value through profit or loss	323,112	481,087	(659,972)
Income tax paid	(450,125)	(334,173)	(280,412)

Net cash provided by (used in) operating activities	2,875,192	(1,012,077)	1,345,804

The accompanying notes are an integral part of these consolidated financial statements.

F-
12

Consolidated statement of cash flows (continued)

	2023	2022	2021
	S/(000)	S/(000) Note 3.7 Restated	S/(000) Note 3.7
Cash flows from investing activities
Purchase of investments at fair value through other comprehensive income and at amortized cost	(3,120,456)	(857,589)	(1,911,799)
Purchase of property, furniture and equipment	(147,645)	(135,036)	(87,282)
Purchase of intangible assets	(280,388)	(227,270)	(170,528)
Purchase of investment property	(16,903)	(34,760)	(156,892)
Sale of property, furniture and equipment	32,667	54,313	—
Purchase of subsidiaries, net of cash received	—	(193,215)	—

Net cash used in investing activities	(3,532,725)	(1,393,557)	(2,326,501)

Cash flows from financing activities
Dividends paid	(511,788)	(751,532)	(633,853)
Payments of bonds, notes and other obligations	(2,189,040)	(137,900)	(91,000)
Net increase in receivable inter-bank funds	(228,796)	(266,117)	(11,897)
Net increase (decrease) in payable inter-bank funds	91,245	30,482	(30,945)
Purchase of treasury stock, net	(80,946)	—	(594)
Dividend payments to non-controlling interest	(4,776)	(4,174)	(30)
Lease payments	(89,334)	(146,982)	(93,379)

Net cash used in financing activities	(3,013,435)	(1,276,223)	(861,698)

Net decrease in cash and cash equivalents	(3,670,968)	(3,681,857)	(1,842,395)
Translation gain (loss) on cash and cash equivalents	37,403	(26,678)	112,787
Cash and cash equivalents at the beginning of the year	12,707,776	16,416,311	18,145,919

Cash and cash equivalents at the end of the year, Note 3.4(ag)	9,074,211	12,707,776	16,416,311

Supplementary cash flow information:
Cash paid by -
Interest	2,253,881	1,395,673	988,315
Dividends	516,564	755,706	634,181
Income tax	450,125	334,173	280,412
Cash received from -
Interest	6,905,711	5,620,231	4,483,746
Dividends received	52,215	88,236	108,931
Non-cash transactions -
Recognition of right-of-use assets	35,901	33, 178	31,692
Effect on the participation in Izipay prior to its acquisition, Note 1(d)	—	(222,513)	—
The accompanying notes are an integral part of these consolidated financial statements.

F-
13

Intercorp Financial Services Inc. and Subsidiaries

Notes to the consolidated financial statements
As of December 31, 2023 and 2022

1.	Business activity, current context and acquisition of Subsidiaries

(a)	Business activity -
Intercorp Financial Services Inc. and Subsidiaries (henceforth “IFS”, “the Company” or “the Group”), is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006, and is a Subsidiary of Intercorp Peru Ltd. (henceforth “Intercorp Peru”), a holding Company incorporated in 1997 in the Commonwealth of the Bahamas. As of December 31, 2023, Intercorp Peru holds directly and indirectly 71.44 percent of the issued capital stock of IFS, equivalent to 71.20 percent of the outstanding capital stock of IFS (70.65 percent of the issued capital stock of IFS, equivalent to 70.64 percent of the outstanding capital stock of IFS as of December 31, 2022).
IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.
As of December 31, 2023 and 2022, IFS holds 99.30 percent of the capital stock of Banco Internacional del Peru S.A.A. – Interbank (henceforth “Interbank”), 99.84 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”), 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”) and 100 percent of Procesos de Medios de Pago and its subsidiary Izipay S.A.C. (henceforth and together “Izipay”), acquired in April 2022, see (d).
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
The consolidated financial statements of IFS and Subsidiaries as of December 31, 2022, and for the year then ended, were approved by the Board of Directors on April 24, 2023. The consolidated financial statements as of December 31, 2023, and for the year then ended, have been approved and authorized for issuance by Management and the Board of Directors on April 26, 2024.

F-
14

Notes to the consolidated financial statements (continued)

(b)	Political and social context in Peru –
In December 2022, Pedro Castillo, then President of Peru, attempted to carry out a coup attempt and to establish a State of Exception. Due to this, the Peruvian Congress, through extraordinary session, approved the Pedro Castillo destitution, and designated Dina Boluarte, as a new President of the Republic of Peru. Following the aforementioned, protests and social upheaval erupted in the country.
Considering this situation, the Superintendence of Banking, Insurance and Private Pension Funds (henceforth “SBS”, by its Spanish acronym) issued Official Multiple Letters that stablished measures related to loan rescheduling aimed to facilitate the debt payment of the financial sector’s clients. Also, the SBS authorized the entities of the financial sector to modify the contractual conditions of retail loans, provided they comply with several requirements. See further detail in Notes 6(h) and 29.1(d.6).

(c)	Pandemic Covid-19 -
In March 2020, the World Health Organization declared Covid-19 a global pandemic, which resulted in several restrictive measures. Since May 2020, the gradual resumption of economic activities began, according to the measures stablished by the Government considering that in the first semester of 2022, the economic activities reached levels before the pandemic. During the Covid-19 pandemic, the Ministry of Economy and Finance (henceforth “MEF”, by its Spanish acronym), Central Reserve Bank of Peru (henceforth “BCRP”, by its Spanish acronym) and the SBS issued several resolutions aimed to alleviate the impacts of the pandemic. These measures are described in further detail in Notes 6(h), 29.1(d.5) and 29.1(d.6).

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
5

Notes to the consolidated financial statements (continued)

As a result of the acquisition and pursuant to the accounting regulation in force, the previous participation was adjusted to its fair value with an effect of S/222,513,000, recorded in September 2022 and presented in the caption “Other income” of the consolidated statement of income, see note 21. The expenses associated with the acquisition of approximately S/381,000 were presented in the caption “Administrative expenses” of the consolidated statement of income. The fair values of the assets and liabilities of the acquired entities as of March 31, 2022, the date closest to the takeover, are presented below:

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

193,215

F-1
6

Notes to the consolidated financial statements (continued)

Since the date of its acquisition until December 31, 2022, Izipay contributed to the Group with consolidated revenues of S/595,360,000 and consolidated net income of S/41,075,000. If the acquisition had taken place at the beginning of the year 2022, they would have contributed with consolidated revenues of S/754,284,000 and consolidated net income of S/51,182,000.

2.	Subsidiaries
IFS’s Subsidiaries are the following:

(a)	Banco Internacional del Peru S.A.A. - Interbank and Subsidiaries -
Interbank is incorporated in Peru and is authorized by the SBS to operate as a universal bank in accordance with Peruvian law. The Interbank’s operations are governed by the General Act of the Banking and Insurance System and Organic Act of the SBS – Act No. 26702 and its amendments (henceforth “the Banking and Insurance Act”), that establishes the requirements, rights, obligations, restrictions and other operating conditions that financial and insurance entities must comply with in Peru.
As of December 31, 2023, Interbank had 153 offices (164 offices as of December 31, 2022). Additionally, it holds approximately 100 percent of the shares of the following Subsidiaries:

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
Interseguro holds participations in Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Peru (henceforth “Patrimonio Fideicometido – Interproperties Peru”), that is a structured entity, incorporated in April 2008, and in which several investors (related parties to the Group) contributed investment properties. Each investor or investors have ownership of and specific control over the contributed investment property. The fair values of the properties contributed by Interseguro that were included in this structured entity as of December 31, 2023 and 2022, amounted to S/85,272,000 and S/93,994,000, respectively; see Note 7. For accounting purposes and under IFRS 10 “Consolidated Financial Statements” the assets included in said structure are considered “silos”, because they are ring-fenced parts of the wider structured entity (the Patrimonio Fideicometido - Interproperties Peru). IFS has ownership and decision-making power over these properties and the Group has the exposure or rights to their returns; therefore, IFS consolidates the silos containing the investment properties that it controls.

F-1
7

Notes to the consolidated financial statements (continued)

(c)	Inteligo Group Corp. and Subsidiaries -
Inteligo is an entity incorporated in the Republic of Panama. As of December 31, 2023 and 2022, it holds 100 percent of the shares of the following Subsidiaries:

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

As of December 31, 2023 and 2022, it holds 99.99 percent interest in Interfondos S.A. Sociedad Administradora de Fondos, company that manages mutual funds and investment funds.

Inteligo USA, Inc.	Incorporated in the United States of America in January 2019, provides investment consultancy and related services.

(d)	Negocios e Inmuebles S.A. and Holding Retail Peru S.A. -
These entities were acquired by IFS as part of the purchase of Seguros Sura and Hipotecaria Sura in year 2017; Note 9(b). In April 2021, Negocios e Inmuebles S.A. (absorbing company) merged with Holding Retail Peru S.A. (absorbed company), the latter being extinguished without liquidation. As of December 31, 2023 and 2022, Negocios e Inmuebles S.A., holds 8.50 percent of Interseguro’s capital stock .

(e)	San Borja Global Opportunities S.A.C. -
Its corporate purpose is the marketing of products and services through Internet, telephony or related and it operates under the commercial name of Shopstar (online Marketplace) dedicated to the sale of products from different stores locally.

(f)	IFS Digital S.A.C. –
Entity incorporated in August 2020, which its corporate purpose is to perform any type of investments and related services.

F-
1
8

Notes to the consolidated financial statements (continued)

(g)	Procesos de Medios de Pago S.A. and subsidiary Izipay S.A.C. (Izipay) –
Both companies were acquired in April 2022, as detailed in Note 1(d). Procesos de Medios de Pago is dedicated to the development, management and operation of the shared service of transaction processing of credit and debit cards, through the acquirer role for the brands MasterCard, Visa and other private brands; also, it renders the processing service, through the issuer role, to entities of the financial system. Izipay is dedicated to the facilitation of payments and services, offering its services of technological, operating and safety infrastructure through the affiliation of commercial stores, as well as installation and maintenance of infrastructure for transactions through the electronic commerce modality, interconnected with the networks of payment methods processors.
As indicated in Note 1(d), in April 2022, IFS acquired control of Izipay, becoming it its Subsidiary. Since this time, Izipay consolidates its financial information together with IFS. The investment that Interbank held in Izipay until March 31, 2022, is presented as investments in associates in the accompanying consolidated financial statements.

F-
1
9

Notes to the consolidated financial statements (continued)

The table below presents a summary of the consolidated financial statements of the main Subsidiaries, before adjustments and eliminations for consolidation, as of December 31, 2023 and 2022, in accordance with the IFRS. Additionally, for information on business segments, see Note 27:

	Interbank and Subsidiaries		Interseguro - Note 3.7		Inteligo and Subsidiaries		Izipay
	2023	2022	2023	2022	2023	2022	2023	2022
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of financial position -
Cash and due from banks	8,598,513	11,052,299	266,311	631,156	844,965	1,457,446	130,149	111,087
Financial Investments	11,964,232	9,586,343	12,776,783	11,295,068	1,855,074	1,698,229	56,459	—
Loans, net	45,004,811	43,725,346	—	—	1,519,659	1,784,343	—	—
Investment property	—	—	1,298,892	1,287,717	—	—	—	—
Total assets	68,437,614	66,977,277	14,741,746	13,636,383	4,374,266	5,102,598	1,196,049	902,610
Deposits and obligations	46,053,607	44,597,855	—	—	3,311,719	4,098,842	—	—
Due to banks and correspondents	8,669,331	6,726,595	215,560	308,164	84,004	53,937	61,024	18,584
Bonds, notes and other obligations	4,253,188	6,571,539	244,599	251,524	—	—	—	—
Insurance contract liabilities	—	—	12,068,741	11,092,526	—	—	—	—
Total liabilities	60,380,895	59,498,433	13,709,303	12,665,533	3,453,408	4,208,369	946,660	686,292
Equity attributable to IFS’s shareholders	8,056,719	7,478,844	1,032,443	970,850	920,858	894,229	249,389	216,318
Consolidated statement of income -
Net interest and similar income	3,712,220	3,297,436	778,649	861,964	85,556	104,810	4,348	300
(Loss) recovery due to impairment on loans, net of recoveries	(1,981,988)	(832,919)	—	—	170	2,368	—	—
Recovery (loss) due to impairment of financial investments	15	(732)	(7,858)	(26)	347	(11,981)	—	—
Net gain of investment property	—	—	7,111	19,146	—	—	—	—
Fee income from financial services, net	813,279	797,711	(13,431)	(7,160)	146,223	163,325	345,583	258,728
Result from insurance activities, before expenses	—	—	(178,379)	(252,854)	—	—	—	—
Net profit (loss) for the year attributable to IFS’s shareholders	856,149	1,374,121	359,550	320,457	36,180	(141,395)	33,069	41,074

F-
20

Notes to the consolidated financial statements (continued)

3.	Significant accounting policies

3.1	Basis of presentation -
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
In these consolidated financial statements, the Group has adopted for the first time the International Financial Reporting Standard 17 “Insurance Contracts” (henceforth “IFRS 17”), effective for periods beginning on or after January 1, 2023. Other standards, interpretations or amendments are also adopted for the first time in 2023, but as of December 31, 2023, they did not have a significant impact on the Group’s consolidated financial statements. The Group has not early adopted any standard, interpretation or amendment that was issued but is not yet effective.

•	First-time adoption of IFRS 17 “Insurance Contracts”
IFRS 17 replaces International Financial Reporting Standard 4 “Insurance Contracts” (henceforth “IFRS 4”) for annual periods beginning on or after January 1, 2023.
As permitted by IFRS 17, the Group reformulated the comparative information of the period 2022 for insurance contracts within the scope of IFRS 17. However, the comparative information of the period 2021 is presented within the scope of IFRS 4 and is not comparable to the information presented in the period 2022. The differences arising due to the adoption of IFRS 17 have been recognized directly in retained earnings as of January 1, 2022, and are disclosed in Note 3.7.
The nature of changes in the accounting policies is presented below:

(a)	Classification and measurement –
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

•
Recognizes and separates in insurance contracts investment components, embedded derivatives and goods or services components from insurance services in insurance contracts, recording them according to other standards.

•	Divides insurance contracts into groups for recognition and measurement:

F-
21

Notes to the consolidated financial statements (continued)

•
At the risk-adjusted present value of the future cash flows (fulfillment cash flow, or “FCF”) that incorporates all available information on cash flows in a manner consistent with observable market information.

Plus:

•	An amount representing the unearned profit in the group of contracts (the contractual service margin, or “CSM”).

•
Recognizes profit on a group of insurance contracts during each period in which the Group provides insurance contract services, as the Group is relieved of risk. If a group of contracts is expected to be onerous (i.e., generate losses) during the remaining coverage period, the Group recognizes the loss immediately.

(b)	Changes in disclosures –
The differences between IFRS 17 and IFRS 4 are presented in Note 3.7, together with the transition disclosures. The detailed qualitative and quantitative information of the valuation of insurance contract groups, such as assumptions and inputs used, are presented in Notes 3.4(d.1) and 3.7.

•	Amendments to IAS 8 “Accounting policies, changes in estimates and errors”: Definition of Accounting Estimates
The amendments to IAS 8 clarify the distinction between changes in accounting estimates, changes in accounting policies and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates.
These amendments had no impact on the Group’s consolidated financial statements.

•	Amendments to IAS 1 “Presentation of Financial Statements” and IFRS Practice Statement 2: Disclosure of Accounting Policies
The amendments to IAS 1 and IFRS Practice Statement 2 “Making Materiality Judgements” provide guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.
The amendments did not have a substantial impact on the Group’s disclosures of accounting policies, and did not have an impact on the measurement, recognition, or presentation of any items in the Group’s consolidated financial statements.

•	Amendments to IAS 12 “Income Taxes”: Deferred Tax related to assets and Liabilities arising from a single transaction
The amendments to IAS 12 “Income Tax” narrow the scope of the initial recognition exception, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences.
The amendments had no impact on the Group’s consolidated financial statements.

•	Amendments to IAS 12 “Income Taxes”: International Tax Reform – Pillar Two Model Rules

Notes to the consolidated financial statements (continued)

The amendments to IAS 12 “Income Taxes” have been introduced in response to the OECD’s Base erosion and profit shifting (BEPS) Pillar Two rules and include:

•	A mandatory temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules; and

•
Disclosure requirements for affected entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date.

The mandatory temporary exception – the use of which is required to be disclosed – applies immediately. The remaining disclosure requirements apply for annual reporting periods beginning on or after January 1, 2023, but not for any interim periods ending on or before December 31, 2023.
In Group Management’s opinion, the amendments had no impact on the consolidated financial statements due to, as of December 31, 2023, and as of the date of this report, the standard has not been adopted in the jurisdictions in which the companies of the Group operate. The Group will monitor the adoption of said standard.

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
The Group assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation with a Subsidiary begins when the Group obtains control over the Subsidiary and ceases when the Group loses control of the Subsidiary. Assets, liabilities, income and expenses of a acquired or disposed subsidiary during the year are included in the consolidated financial statements from the date the Group acquired control until the date the Group ceases the control of the subsidiary.

Notes to the consolidated financial statements (continued)

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
If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.
Assets in custody or managed by the Group, such as investment funds and others, are not part of the Group’s consolidated financial statements; see Note 3.4(ac).

3.4	Summary of material accounting policies -

(a)	Foreign currency translation -
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

F-
24

Notes to the consolidated financial statements (continued)

(b)	Interest income -

(b.1)	Effective interest rate method -
Under IFRS 9, interest income is recorded using the effective interest rate (“EIR”) method for all financial assets measured at amortized cost, interest rate derivatives for which hedge accounting is applied and the related amortization/recycling effect of hedge accounting. The interest income of financial assets that accrue interest measured at fair value through other comprehensive income according to IFRS 9 is also recorded using the EIR method. Interest expenses are also calculated using the EIR method for all financial liabilities held at amortized cost. EIR is the rate that exactly discounts estimated future cash flows through the expected life of the financial instrument or, when appropriate, a shorter period at the net carrying amount of the financial asset.
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
The Group calculates interest income by applying the EIR to the gross carrying amount of non-impaired financial assets.
When a financial asset becomes impaired, and, therefore, it is classified as Stage 3 (as established in Note 3.4(h)), the Group calculates the interest income by applying the EIR at the amortized cost of the asset. If the financial asset “recovers”, as detailed in Note 29.1(d), and is no longer impaired, the Group recalculates the interest income on a gross basis.
For purchased or originated credit-impaired (POCI) assets, as detailed in Note 29.1(d), the Group calculates the interest income by determining the credit-adjusted EIR at the amortized cost of the asset. The credit-adjusted EIR is the interest rate that, at initial recognition, discounts the estimated future cash flows (including credit losses) at the amortized cost of POCI assets.

F-
2
5

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
The fees included in the caption “Fees income from financial services, net” that make up part of the consolidated statement of income include fee income where performance obligations are satisfied at a specific time or over a period of time.
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
Below is the main income from contracts with customers that are recognized in the consolidated statement of financial position:

•
Fees receivable for credit cards and certain fees receivable for letters of guarantee included in the caption “Other accounts receivable and other assets, net”, represent the Group’s right to an unconditional consideration (i.e., it only requires the passing of time for the consideration payment). This asset is measured at amortized cost and is subject to impairment specifications under IFRS 9.

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

F-2
6

Notes to the consolidated financial statements (continued)

(d)	Insurance contracts –

(d.1)	Accounting policies for insurance activities (Policy applicable from January 1, 2023)

(d.1.1)	Insurance contracts -

(d.1.1.1)	Initial recognition -
IFS recognizes, under IFRS 17, a group of insurance contracts when the first of the following events occurs:

•	The beginning of the coverage period of the group of contracts,

•	The date when the first payment from a policyholder in the group becomes due, and

•	For a group of onerous contracts, when the group becomes onerous.
Measurement at initial recognition
At initial recognition, the Group measures a group of insurance contracts by the total of:

•	The fulfillment cash flows, which comprise:

•	Estimates of future cash flows.

•
An adjustment to reflect the time value of money and the financial risks related to the future cash flows, to the extent that the financial risks are not included in the estimates of the future cash flows. and

•	A risk adjustment for non-financial risk.

•	The contractual service margin (“CSM”).
Subsequent measurement
The book value at the end of period of a group of insurance contracts is the sum of:

•	The liability for remaining coverage, which comprises:

•	The fulfillment of cash flows related to future services

•	The contractual service margin or CSM

•	The adjustment rate at market value

•	The claims incurred liability, which comprises the fulfillment cash flows related to future services.

(d.1.1.2)	Levels of aggregation -
Insurance contract portfolios -
The first level of aggregation for insurance contracts consists of determining the portfolio. An insurance portfolio is composed by a group of contracts subject to similar risks and managed together.
The Group has deemed that the following factors are relevant when defining the insurance portfolios in effect:

•
Product lines and their differentiated management, separating the products by pensions, life, and general insurance, and below them, based on the specific covered risks: savings, risk, annuities, and accidents, among others. There are not separations of risks within the same contract because they are jointly managed.

•	Contract limits: differentiating in equal contracts or shorter than one year and longer than four years.

•	Individual or collective insurance policies.

•	Policy currency: differentiating between policies denominated in different currencies. Currently, the currencies considered are the Sol, the US Dollar, and Sol VAC.

F-2
7

Notes to the consolidated financial statements (continued)

•
Funeral expense cover (in currency VAC): a different portfolio is considered because it is understood that its risk management is different from the management of the main risk of the product Annuity (SPP and Private). This criterion is only applicable to funeral VAC of the pensions (SPP and Private).

•	The assessment based on the indicated attributes continues to be performed for the new products that may be designed and marketed in the future.
Cohorts -
The second level of aggregation is the cohort level, whereby the Group does not include in the same group contracts issued more than one year apart. Contracts issued between January 1 and December 31 of each year are included within each cohort for each portfolio.
Grouping by onerosity -
The last grouping level that the Group applies is in function of the expected profitability level or the onerosity at the moment of the contract issuance. Given that the standard requires at least three groups, the Group foresees that the products by level of profitability or onerosity will be grouped into two groups:

•	Groups of contracts that are onerous at initial recognition, if any.

•
Groups of non-onerous contracts: Include contracts that at initial recognition have no significant possibility of becoming onerous subsequently and the remaining non-onerous contracts at initial recognition.

The Group has defined a ratio to differentiate these groups. In this sense, even though it is foreseen that there will be two groups by profitability level, the groups that will eventually be determined will depend on the compliance of the ratio on the predetermined threshold.

(d.1.1.3)	Valuation methods -
The Group applies the following valuation methods in the measurement of insurance contracts:

•	Building Block Approach (“BBA”). This method will be applied by default to insurance contracts unless conditions exist to apply any of the other two methods.

•	Two BBA variants. The first one will be applied compulsorily if the conditions for it are met, and the second one will be applied optionally if conditions are met:

•	Variable Fee Approach (“VFA”)

•	Premium Allocation Approach (“PAA”)
The application of one or the other method affects the measurement of the liability for remaining coverage (“LRC”) because the liability for incurred claims (“LIC”) refers to all cash flows allocated for the payment of claims and related expenses that, although incurred, have not yet been settled. This includes claims that have already occurred, but, for some reason have not been reported yet.
Building Block Approach (BBA) -

Notes to the consolidated financial statements (continued)

This method is applied to contracts with coverage periods longer than one year and whose liability flows do not depend on underlying elements. IFS measures a group of insurance contracts (unit of account) by the total of fulfillment cash flows and the CSM. The following are the elements details of this component group:

•	Fulfillment Cash Flows (“FCF”): the fulfillment cash flows are comprised of the following elements:

•
Estimation of future cash flows: Weighted estimation by the probability of future cash outflows occurrence minus the future cash inflows from the fulfillment of the contract. It is necessary to consider solely the cash flows that are within the limits of the insurance contract and the attributable acquisition expenses must be included.

The Group revises the estimations performed in the preceding valuation period and updates them so that they reflect the conditions at the valuation date, and that the changes made to the estimation represent the modifications of the period’s conditions.
Discount effect: IFRS 17 establishes that the fulfillment cash flows are adjusted to reflect the time value of money and the financial risks related to the future cash flows. The estimation of cash flows and the inclusion of the discount effect may result in the best estimate liability (“BEL”). In the discount rate estimation procedure, observable market values are used; for pensions contracts, the Matching Adjustment Discount Rate is mainly used and for individual life contracts, the Risk Free Rate – USA is mainly used.

•
Risk Adjustment (“RA”): Represents the compensation that an entity requires to bear the non-financial risk that arises from the uncertainty over the cash flows regarding their amount and the moment of payment of the future cash flows, and it is calculated in an explicit and separate manner from the cash flows. Likewise, the risk adjustment also reflects the risk aversion degree and the diversification degrees that the entity includes to determine the compensation to bear such non-financial risks.

•
CSM: Represents the expected profit from the insurance contracts, which is recognized in profit or loss as the service is rendered. The recognition of the CSM throughout the contract’s life is made in a systematic manner and consistently with the rendering of the service provided by the insurance contract in the future.

Variable Fee Approach (VFA) –
The VFA valuation method is intended for insurance contracts with a direct component participation of the insured (the valuation risk is that of the insured) whereby at initial recognition the following conditions are met:

•	The contractual terms specify that the policyholder takes part in a clearly identified set of underlying elements;

Notes to the consolidated financial statements (continued)

•	The entity expects to pay the policyholder an amount equal to a substantial part of the profitability at fair value (market value) of the underlying elements; and

•	The entity expects that a substantial part of any change in the amounts payable to the policyholder varies with the change in fair value of the underlying elements.
The VFA method has the following characteristics:

•	In the CSM, market interest is credited.

•	In the CSM the difference in the value of the funds of the underlying asset’s funds is adjusted.

•	The other components remain the same as the BBA method.
Premium Allocation Approach (PAA) -
The PAA valuation method is a simplification of the general method and its application is optional. The entity only applies the simplified method to contracts if one of the following criteria is met:

•	For contracts longer than one year, the simplification results in a liability for remaining coverage that does not materially differ from that generated by the general model (BBA); or

•	The coverage period of the group of contracts is one year or shorter. The criterion that defines the one-year period must be determined according to the contract limits.
To assign the appropriate valuation method to the insurance contracts issued, the Group has assessed the valuation requirements under each method, as well as the minimum criteria and possible approaches for the eligibility of the PAA method and the VFA method. The following are the valuation methods assigned to each product:

•	Life: BBA, PAA or VFA, depending on the characteristics and evaluation of the contract

•	Pensions: BBA

•	General insurance: BBA or PAA, depending on the characteristics and evaluation of the contract

(d.1.2)	Reinsurance -

(d.1.2.1)	Classification of reinsurance contracts -
An insurance contract issued by one entity (the reinsurer) to compensate another entity for claims arising from one or more insurance contracts issued by that other entity (underlying contracts).

(d.1.2.2)	Levels of aggregation -
Contracts portfolio -

Notes to the consolidated financial statements (continued)

The first level that IFRS 17 establishes for the grouping of reinsurance contracts consists of the determination of portfolios.
The Group will determine the insurance portfolios considering similar risks that are jointly managed. The Company has deemed that the following factors are relevant when defining the reinsurance portfolios in effect:

•
Product lines and their differentiated management, separating in all cases the proportional reinsurance contracts and the non- proportional reinsurance contracts, and below them, based on the specific covered risks: credit life, “Vida Ley”, accidents, Individual life, retirement, CAT.

•	Contract limits, separating in all cases the annual and multi-year reinsurance contracts.

•
Materiality criteria, i.e., when there are individual contracts that do not comply with the previously described conditions to be grouped, the Group will have the possibility of grouping them as long as they are run-off isolated contracts with little relevance to the Company.

•	The assessment based on the indicated attributes will continue to be performed for the new products that may be designed and marketed in the future.
Cohorts -
The second grouping level is the cohort level, whereby the Group does not include in the same group contracts issued more than one year apart.
Cohorts are defined as being equal to the calendar year. i.e., each cohort includes contracts issued between January 1 and December 31 of each year.

(d.1.2.3)	Reinsurance fee -
Fees from reinsurance contracts for ceded premiums are amortized in relation to the validity period of the related insurance contract.

(d.1.3)	Exchange difference in insurance contract liabilities -
According to IAS 21, for the purpose of converting insurance contracts in foreign currency into the functional currency of the Company, they are treated as a monetary item. Exchange differences on remeasurement of the insurance contract liability are recognized in profit or loss, except for exchange differences related to the interest rate effect for contracts under BBA method, which are recognized in “Other comprehensive income” together with the annual movements of the interest rate effect.

(d.1.4)	Recognition of income and expenses -
The Group recognizes income and expenses for the following changes in the book value of the liability for remaining coverage (LRC):

•	Income from ordinary insurance activities: for the decrease in the LRC due to the service rendered in the period.

•	Expenses of the insurance service: for losses in the groups of onerous contracts, and reversions of these losses.

Notes to the consolidated financial statements (continued)

•	Financial expenses and income for insurance activities: for the effect of the time value of money and the financial risk effect.
The Group recognizes income and expenses for the following changes in the book value of the liability for incurred claims (LIC):

•	Expenses of the insurance service: for the increase in liability due to claims and expenses incurred in the period, excluding investment components.

•	Expenses of the insurance service: for the subsequent changes in the cash flows from the compliance related to claims and expenses incurred.

•	Financial expenses and financial income for insurance activities: for the effect of the time value of money and the financial risk effect.

(d.1.5)	Expenses attributable to the fulfillment of contracts -
Attributable expenses are related to the fulfillment of contracts, directly or indirectly.
Expenses directly and indirectly attributable -
The Group classifies expenses directly attributable to those that can be attributable at portfolio level or individual contracts. Indirect expenses are deemed partially attributable if they are necessary for the fulfillment of the insurance contracts, even if they are not directly associated to a portfolio or individual contract. Expenses indirectly attributable must be allocated to groups of contracts by using a systematic and rational method that can be applied in a consistent manner to all expenses with similar characteristics.
The expected attributable expenses (without considering the acquisition costs attributable) are included in the LRC, being released as income in the statement of income and decreasing the LRC when the service is rendered. At the same time, the expenses of the insurance service are recognized based on the actual expenses incurred.

(d.1.6)	Contractual Service Margin (CSM) -
The CSM represents the expected profit from a group of insurance contracts for the services rendered during the coverage period. It is released in the statement of income for each period to reflect the services rendered to the group in that period.

(d.1.6.1)	Initial recognition
For the initial recognition of an insurance contract, the Group accounts for the positive balance of the CSM as part of the LRC for the insurance contracts valued by the BBA method and the VFA method.
At initial recognition of a profitable insurance contract, the CSM does not recognize any income (profit). Income (or profit) must only be recognized to the extent that the insurance contract services are rendered. The CSM cannot be negative, any loss at initial moment or subsequent moments must be recognized in the statement of income and recorded as loss component.

(d.1.6.2)	Subsequent valuation

Notes to the consolidated financial statements (continued)

Once the initial recognition of the contract is made, the groups of contracts or Units of Account (UoA) are formed considering their onerosity degree at that moment (additionally to the portfolio and the cohort they belong to); therefore, the CSM shall be measured in the subsequent valuations for the group of contracts.

(d.1.7)	Loss component
Analogous to the CSM, the loss component (LC) is the estimated contract loss. The recording of these two concepts has a different temporality: while the CSM is deferred throughout the contract’s life, the LC must be recognized immediately, thus generating an expense in the statement of income once its existence is known.

(d.1.7.1)	Determination of the loss component at initial recognition
At initial recognition of a non-profitable insurance contract, the LC must generate an expense in the statement of income once its existence is known.
In the moment at which the existence of an LC is determined, at each subsequent valuation, it shall be necessary to make the following adjustments:

•	It shall be allocated exclusively to the LC, until it is reduced to zero.

•	It shall be allocated in a systematic manner between the LC and the liability for remaining coverage, excluding the LC (LRC excluding the LC); the changes in the fulfillment cash flows of the LRC.

(d.1.7.2)	Subsequent valuation -
Once an LC for a group of onerous contracts has been established, the Group distributes the subsequent changes in the fulfillment cash flows between the LC and the LRC, excluding the LC, by making a systematic allocation between both concepts, as applicable, of the amounts related to:

•	The release of claims and expenses of the LRC expected cash flows.

•	Changes in the risk adjustment (RA) recognized in the income for the period.

•	Financial expenses and income for insurance activities.

(d.1.8)	Risk Adjustment (RA) -
The RA reflects the compensation that the entity requires for assuming the uncertainty that arises from the non-financial risk, over the amount and the moment of payment of the future cash flows of the liability. Under IFRS 17, the RA is an explicit amount and is independent of the estimations of cash flows and discount.
The Group calculates the RA for the portfolios of life, pensions, and general insurance insurances with the purpose of quantifying the non-financial risks associated to the insurance contracts and reflecting the uncertainty of the insurance contracts regarding their amount and validity term. However, in the following cases the RI calculation will not be necessary:

•	In portfolios whose provision for LRC is valued by the PAA method. The products that are valued by the simplified PAA method do not require an explicit RI calculation.

Notes to the consolidated financial statements (continued)

•
In portfolios whose provision for LRC is valued by the VFA method because the insurance component, and thus the non-financial risks component is not material in this typology of product with direct participation of the insured.

(d.2)	Accounting policies for insurance activities (Policy applicable before January 1, 2023)
The Group applied to insurance contracts the existing accounting policies prior to the adoption of IFRS (i.e., accounting standards established by the SBS for financial and insurance entities in Peru) with certain modifications as described below:

•
Incurred but not reported claims reserves (IBNR): These reserves were calculated and applied at each recording period using the Chain Ladder methodology, which considers past experience based on cumulative claims losses to estimate future claims developments.

•
Technical reserves for life annuities and retirement, disability and survival pensions: The Group used the Peruvian mortality tables SPP-S-2017 and SPP-I-2017 (men and women), published by the SBS through Resolution No. 886-2018 dated March 7, 2018, and set the discount interest rate through the Matching Adjustment method plus an illiquidity premium to discount all the pension cash flows.

Product classification:
Insurance contracts were those contracts where the Group (the insurer) has accepted significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder for a specified uncertain future event (the insured event) that adversely affects the policyholder. As a general guideline, the Group determined whether it had significant insurance risk by comparing benefits paid with benefits payable if the insured event did not occur. Insurance contracts may also transfer a financial risk. When the contract had a financial component and transfers no relevant insurance risk as established by IFRS 4 “Insurance Contracts”, the contract was recorded based on IFRS 9 “Financial Instruments”. These contracts were presented in the caption “Other accounts payable, provisions and other liabilities” as “Contract liability with investment component” of the consolidated statement of financial position; see Note 10(a).
Once a contract had been classified as an insurance contract, it remains as an insurance contract for the remainder of its life, even if the insurance risk is reduced significantly during this period, unless all rights and obligations are extinguished or expire.
Life insurance contracts offered by the Group included retirement, disability and survival insurance, annuities and group and individual life. Non-life insurance contracts mainly included SOAT (mandatory individual car accident insurance) and credit card insurance, among others.
Insurance receivables:
Insurance receivables were initially recognized when due and were measured at the fair value of the consideration received or receivable. Consequently, in its initial recognition, insurance receivables were measured at amortized cost. As of December 31, 2021, the carrying value of the insurance receivables was similar to their fair value due to their short-term maturity. The carrying value of insurance receivables was reviewed for impairment whenever events or circumstances indicated that the carrying amount may not be recoverable, with the impairment loss recorded in the consolidated statement of income.

Notes to the consolidated financial statements (continued)

Reinsurance:
The Group ceded the insurance risk in the normal course of its operations mainly due to pension fund risks and life insurance risks (individual and group). The reinsurance assets represented balances due and payable by reinsurance companies. Reinsurance was ceded on a proportional basis.
The amounts recoverable from the contracts with reinsurers were estimated consistently with the loss reserve pending settlement or losses settled and with the premiums ceded, associated with policies ceded, in accordance with the clauses established in the related reinsurance contracts.
Reinsurance assets were reviewed for impairment at each date of the consolidated statement of financial position or more frequently when necessary. Impairment arose when there was objective evidence the Group cannot receive all the outstanding amount’s receivable under the contract terms and the event had a reliably measurable impact on the amounts that the Group obtained from the reinsurer. Impairment loss was registered in the consolidated statement of income.
Reinsurance contracts ceded do not released the Group from its obligations to the insured.
The liabilities from reinsurance contracts represented balances due and payable to reinsurance companies. The amounts payable was estimated consistently with the related reinsurance contract.
Premiums and claims were presented as gross amounts for the reinsurance ceded. Reinsurance assets or liabilities were written off when the contractual rights were extinguished, expired, or when the contract was transferred to a third party.
Reinsurance commissions:
The commissions from the reinsurance contracts for premiums ceded were amortized on a straight-line basis over the term of the related insurance contract.
Insurance contract liabilities:
Life insurance contract liabilities were recognized when contracts were entered into.
The technical reserves for retirement, disability and survival insurance and annuities were determined as the sum of the discounted value of expected future pensions to be paid during a defined or non-defined period, computed on the basis of current mortality and morbidity tables and current discount interest rates.
Individual life technical reserves were determined as the sum of the discounted value of expected future benefits, administration expenses, policyholder options and guarantees and investment income, less the discounted value of the expected premiums that would be required to meet the future cash outflows. Furthermore, the technical reserves for group life insurance contracts comprised the provision for unearned premiums and unexpired risks.

Notes to the consolidated financial statements (continued)

Insurance claims reserves include reserves for reported claims and an estimate of the IBNR. As of December 31, 2022, IBNR reserves were determined on the basis of the Chain Ladder methodology, whereby the weighted average of past claims’ development was projected into the future. Adjustments to the liabilities at each reporting date were recorded in the consolidated statement of income. The liability was derecognized when the contract expired, was discharged or cancelled.
At each reporting date an assessment was made on whether the recognized life insurance liabilities were sufficient, by using an existing liability adequacy test as established by IFRS 4. In the case of annuities and retirement, disability and survival insurance, this test was conducted by using current assumptions for mortality and morbidity tables and interest rates. As of December 31, 2021, Management determined that liabilities were sufficient and therefore, it had not recorded any additional life insurance contract liability.
The accounts payable to reinsurers and coinsurers arose from the ceded premiums issued based on the evaluation of the risk assumed and the losses coming from the reinsurance contracts accepted as well as from the clauses executed for the coinsurance received, and were registered in the item “Accounts payable to reinsurers and coinsurers” that was part of the caption “Other accounts payable, provisions and other liabilities” of the consolidated statement of financial position.
Income recognition:
Life insurance contracts:
Gross premiums on life insurance were recognized as revenue when due from the policyholder. For single premium products, revenue was recognized on the date when the policy is effective. The net premiums earned included the annual variation of technical reserves.
Property, casualty and group life insurance contracts:
Unearned premiums were those proportions of premiums written in a year that related to periods of risk afterwards the reporting date. Unearned premiums were calculated on a daily pro rata basis. The proportion attributable to subsequent periods was deferred as a provision for unearned premiums.
Recognition of benefits, claims and expenses:

(i)	Gross benefits and claims
Gross benefits and claims for life insurance contracts included the cost of all claims arose during the year, including internal and external claims handling costs that were directly related to the processing and settlement of claims.
Death, survival and disability claims were recorded on the basis of notifications received. Annuities payments were recorded when due.

(ii)	Reinsurance premiums
Reinsurance premiums comprised the total premiums payable for the whole coverage provided by contracts entered into in the period and were recognized at the date at which the policy was effective. Unearned ceded premiums were deferred during the period of the related insurance contract.

F-3
6

Notes to the consolidated financial statements (continued)

(iii)	Reinsurance claims
Reinsurance claims were recognized when the re
la
ted gross insurance claim was recognized according to the terms of the relevant contract.

(iv)	Acquisition costs
Acquisition costs related to the sale of new policies were recognized when incurred.

(e)	Financial instruments: Initial recognition -

(e.1)	Date of recognition
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

F-3
7

Notes to the consolidated financial statements (continued)

Financial liabilities, other than financial guarantees, are measured at amortized cost or at fair value through profit or loss when they are held for trading, are derivative instruments or the fair value designation is applied, as explained in Note 3.4(f.6). It should be noted that during 2023 and 2022, the Group only presents derivative financial instruments measured in this way.

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

F-
3
8

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

An embedded derivative is a component of a hybrid instrument that also includes a non-derivative host contract with the effect that some of the cash flows of the combined instrument vary in a way like a stand-alone derivative. An embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided that, in the case of a non-financial variable, it is not specific to a party to the contract. A derivative that is attached to a financial instrument, but is contractually transferable independently of that instrument, or has a different counterparty from that instrument, is not an embedded derivative, but a separate financial instrument.

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

F-
3
9

Notes to the consolidated financial statements (continued)

In the case of embedded derivatives in financial assets, they are not separated from the financial asset and, therefore, the classification rules are applied to the hybrid instrument in its entirety, as described in Note 3.4(e.4).

As of December 31, 2023 and 2022, the Group does not present embedded derivatives in its financial liabilities needed to be separated from the host contract.

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

Upon initial recognition , the Group occasionally elects to classify irrevocably some of its equity investments as equity instruments at at fair value through other comprehensive income when not held for trading. Such classification is determined on an instrument-by-instrument basis.

Gains and losses on these equity instruments are never recycled to profit even when the asset is sold. Dividends are recognized in the consolidated statement of income as income when the right of the payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the instrument, in which case, such gains are recorded in other comprehensive income. Equity instruments at fair value through other comprehensive income are not subject to and impairment assessment.

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

Financial assets and financial liabilities in this category are those that are not held for trading and have been either designated by Management upon initial recognition or are mandatorily required to be measured at fair value under IFRS 9. Management designates an instrument at fair value through profit or loss upon initial recognition when one of the following criteria is met:

•
The designation eliminates, or significantly reduces, the inconsistent treatment that would otherwise arise from measuring the assets or liabilities or recognizing gains or losses on them on a different basis, or

•
The liabilities are part of a group of financial liabilities which are managed and their performance evaluated on a fair-value basis, in accordance with a documented risk management or investment strategy, or

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

The reclassification of financial assets will take place as long as the business model that manages the financial assets is changed. It is expected that this change is very rare. These changes are determined by Management because of external or internal changes and must be significant for the Group’s operations and demonstrable to third parties. Consequently, a change in the Group’s business model will take place only when it begins or ceases to carry out an activity that is significant for its operations. As of December 31, 2023 and 2022, the Group has not reclassified its financial assets after their initial recognition. Financial liabilities are never reclassified.

F-
42

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

As of December 31, 2023 and 2022, the Group did not keep any repurchase agreements.

(g)	Modification of financial assets and liabilities -

(g.1)	Modification of financial assets -

When the contractual cash flows of a financial asset are renegotiated or otherwise modified as a result of commercial restructuring activity rather than due to credit risk and impairment considerations, the Group performs an assessment to determine whether the modifications result in the derecognition of the financial asset. For financial assets, this assessment is based on qualitative factors.

When assessing whether or not to derecognize a loan to a customer, among others, the Group considers the following factors:

•	Change in the loan’s currency.

•	Introduction of an equity feature.

•	Change in customer’s credit risk.

•	If the modification is such that the instrument would no longer meet the SPPI criterion.

In addition, the Group evaluates whether there is a material change based on quantitative factors considering whether the present value of the discounted cash flows under the original effective interest rate and the new conditions differs by at least 10 percent from the discounted present value of the remaining cash flows of the original financial asset. This follows an analogy on the orientation of changes in financial liabilities. This method applies to all contractual changes to financial assets, regardless of the reason for the change.

The Group made modifications to its agreements with its customers as permitted by the SBS, through its subsidiary Interbank, and performed an analysis described above. The results derived from this evaluation are recognized in profit or loss in the account “Impact from the modification of contractual cash flows due to the loan rescheduling schemes”, in the caption “Interest income and similar”, see note 19.

The Group made modifications of its agreements with clients as requested by the SBS and subsequently performed an analysis to assess whether there were cash flows modifications. The amounts resulting from this assessment were recognized as expenses in the impact of the modification of the contractual cash flows due to the rescheduling in the loan payment schemes in Note 19.

F-
43

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

F-
44

Notes to the consolidated financial statements (continued)

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
4
5

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
As of December 31, 2023 and 2022, the Group did not recognize net losses as consequence of derecognition of financial assets accounts.

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
The determination of the expected credit loss is based on the credit losses expected to arise over the life of the asset, unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12-month expected credit loss as described in (ii) below. The policies for determining whether there has been a significant increase in credit risk are set out in Note 29.1(d).
Both lifetime expected credit loss and 12-month expected credit loss are calculated on either an individual basis or a collective basis, depending on the nature of the portfolio. The Group’s policy for grouping financial assets measured on a collective basis is explained in Note 29.1(d).

F-4
6

Notes to the consolidated financial statements (continued)

The Group has established a policy to perform an assessment, at the end of each reporting period, of whether a financial instrument’s credit risk has increased significantly since initial recognition. This is further explained in Note 29.1(d).
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
Stage 3: Loans considered credit impaired (as outlined in Note 29.1(d)). The Group records an allowance for the entire lifetime of the financial asset.
POCI: Purchased or originated credit impaired assets are financial assets that are impaired on initial recognition. POCI assets are recorded at fair value at original recognition and interest income is subsequently recognized based on a credit-adjusted EIR. ECLs are only recognized or released to the extent that there is a subsequent change in the expected credit losses. It should be noted that during the year 2023 and 2022, the Group has not purchased or originated POCI financial assets.
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

F-4
7

Notes to the consolidated financial statements (continued)

(ii)	The contractual terms of the financial asset give rise, on specified dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount.

•	Accounts receivable from leases.

•	Assets from contracts.

•	Financial guarantee contracts.
In this regard, as of December 31, 2023 and 2022, the Group’s financial assets subject to a correction for expected credit loss are the following:

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
The mechanics of the ECL calculations are described below, and the key elements are the following:

•
PD (“Probability of default”) is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the assessed period, if the financial asset has not been previously derecognized and is still in the portfolio. The definition of PD is further explained in Note 29.1(d).

Notes to the consolidated financial statements (continued)

•
EAD (“Exposure at default”) is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdowns on committed facilities, and accrued interest from missed payments. The definition of EAD is further explained in Note 29.1(d).

•
LGD (“Loss Given Default”) is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral. It is usually expressed as a percentage of the EAD. The definition of LGD is further explained in Note 29.1(d).

When estimating the ECLs, the Group considers three scenarios (optimistic, base and pessimistic). Each of these is associated with different PDs, as presented in Note 29.1(d). When relevant, the assessment of multiple scenarios also incorporates how defaulted loans are expected to be recovered, including the probability that the loans will “cure” and the value of collateral or the amount that might be received for selling the asset.
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

It is possible that the inputs and models used to calculate the expected loss do not reflect all the characteristics of the market as of the date of the financial statements. This is why that, occasionally, subsequent qualitative adjustments to the model are performed when there are significant differences. See Note 29.1(d.7).
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
The Group calculates the expected losses in a period that reflects the Group’s expectations regarding the client’s behavior, probability of default and the Group’s future risk mitigation procedures that could include the reduction or cancellation of lines of credit. Based on past experience and the Group’s expectations, the period during which the Group calculates the expected lifetime losses of this product is 16 months for the periods 2023 and 2022.

F-
50

Notes to the consolidated financial statements (continued)

The assessment of whether there has been a significant increase in credit risk for revolving products is similar to other credit products. This is based on changes in the customer’s credit rating, as explained in Note 29.1(d).
The interest rate used to discount the ECL for credit cards is based on the average effective interest rate that is expected to be charged over the expected period of exposure to the facilities. This estimation takes into account that many facilities are repaid in full each month and are consequently not charged interest.

(v)	Forward-looking information -
In its expected credit loss models, the Group relies on the following macroeconomic variables as forward-looking information inputs as of December 31, 2023, and 2022:

	2023	2022
GDP growth		X
Private formal employment	X
Gross capital formation		X
Consumer		X
Real domestic demand	X	X
Real formal salary	X
Real informal salary	X
Real disposable income per capita	X
The inputs and models used, see Note 29.1, for calculating ECLs may not always capture all characteristics of the market at the date of the consolidated financial statements. To reflect this, qualitative adjustments or overlays are occasionally made as temporary adjustments when such differences are significantly material. Detailed information about these inputs are provided in Note 29.1(d).

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
The nominal contract value of the guarantees and the letters of credit not used where the loan was agreed to be granted is in market terms, is not recorded in the consolidated statement of financial position. The nominal values of these instruments together with the corresponding expected losses are disclosed in Note 29.1(d).
To the extent possible, the Group uses active market data for valuing financial assets held as guarantees. Non-financial guarantees, such as real estate, is valued based on data provided by third parties such as appraisers.

F-
51

Notes to the consolidated financial statements (continued)

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
Derivatives can be designated as hedging instruments under hedge accounting and in the event that they qualify, depending upon the nature of the hedged item, the method for recognizing gains or losses from changes in fair value will be different. These derivatives, which are used to hedge exposures to risk or modify the characteristics of financial assets and liabilities and that meet IFRS 9 criteria, are recognized as hedging accounting.
Derivatives not designated as hedging instruments or that do not qualify for hedging accounting are initially recognized at fair value and are subsequently remeasured at their fair value, which is estimated based on the market exchange rate and interest rate. Gains or losses due to changes in their fair value are recorded in the consolidated statement of income, see Note 3.4(f.2).

F-
52

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
For derivatives that are designated and qualify as cash flow hedge, the effective portion of derivative gains or losses is recognized in other comprehensive income for cash flow hedge and reclassified to income in the same period or periods in which the hedge transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or the hedge components excluded from the assessment of effectiveness is recognized immediately in income. Amounts originally recorded in other comprehensive income and subsequently reclassified to income are recorded in the corresponding income or expenses lines in which the related hedged item is reported.
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
53

Notes to the consolidated financial statements (continued)

(k)	Leases -
The determination of whether an arrangement is a lease, or contains a lease, is based on the substance of the arrangement at contract inception: whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset., even if it is not explicitly specified in the contract in exchange for consideration.

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
54

Notes to the consolidated financial statements (continued)

The Group performs accounting estimates related to the determination of terms and rates of the lease agreements, as detailed below:

•
Determination of the lease term for lease contracts with renewal and termination options The Group as a lessee determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control that affects its ability to exercise or not to exercise the option to renew or to terminate (e.g., construction of significant leasehold improvements or significant customization of the leased asset).

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

F-
5
5

Notes to the consolidated financial statements (continued)

(ii)	The Group as a lessor –
As of December 31, 2023 and 2022, the Group holds the following types of leases:

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
As of December 31, 2023 and 2022, leasing receivables are subject to the financial asset impairment policy; see Notes 3.4(f.1) and (g).

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

F-5
6

Notes to the consolidated financial statements (continued)

(l)	Customer Loyalty Program -
The Group has a customer loyalty program, which allows customers to accumulate points that can be exchanged for products. Loyalty points give rise to a separate performance obligation as they provide a material right to the customer. A part of the transaction price is allocated to the loyalty points granted to customers on the basis of the relative independent selling price and is recognized as a contractual liability until the points are redeemed and presented as “Other accounts payable” in the item “Other accounts payable, provisions and other liabilities” of the consolidated statement of financial position. Expenses are provisioned monthly regardless of the customer’s redemption of products.
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

(m)	Services of purchase-sale of financial investments “principal versus agent”-
The Group has contracts with customers to buy and sell, on their behalf, financial investments on the stock market and over-the-counter market. The Group acts as an agent in these agreements.
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
Investment property comprises of land and buildings (mainly shopping malls, educational institutions and offices) that are not occupied substantially for use in the operations of the Group, nor for sale in the ordinary course of business, but are held primarily to earn rental income and capital appreciation. These buildings are substantially rented and not intended to be sold in the ordinary course of business. Investment property comprises completed property and property under construction or re-development.
The Group measures its investment property at fair value according to the requirements of IAS 40 “Investment Property”, as it has chosen to use the fair value model as its accounting policy.

F-5
7

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
Transfers to or from investment property are made only when a change in the asset’s use exists. If a component of property, furniture and equipment is transferred to an investment property, the Group transfers the net cost of the fixed asset to the caption investment property and subsequently measures the asset at fair value, with any gain recognized in “Retained earnings” directly in equity. In the case of a transfer from an investment property to the caption property, furniture and equipment, the reclassified amount corresponds to the fair value of the asset at the date of usage change. The amount recorded in the caption “Retained earnings” of the consolidated statement of changes in equity is recognized in the income of the period as the component of property, furniture and equipment is depreciated; or if said component is disposed, the cumulative balance is recognized directly in the consolidated statement of income.
During 2023, the Group transferred two floors from caption “Investment property” part of the “Orquideas” building, located in San Isidro, Lima, to caption “Property, furniture and equipment” for S/
16,177,000.
Additionally, the Group transferred another floor from caption “Property, furniture and equipment “ part of the “Orquideas” building, located in San Isidro, Lima, to caption “Investment property”, for
 S/3,984,000
(during 2022, the Group transferred from caption “Property, furniture and equipment “ part of the “Orquideas and Andres Reyes “ buildings, located in San Isidro, Lima, to caption “Investment property”, for
S/9,357,000). During 2021, the Group transferred part of the “Pardo y Aliaga” building, located in San Isidro, Lima, from caption “Property, furniture and equipment” to caption “Investment property”, for S/1,615,000; see Note 7(c).
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

F-
5
8

Notes to the consolidated financial statements (continued)

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
Intangibles assets with finite useful lives include costs incurred in connection with the acquisition of computer software used in operations and other minor intangible assets. The amortization expense is calculated following the straight-line method over the useful life estimated between four
and five years; see Note 9.
Intangibles assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be sustainable. If not, the charge in useful life from indefinite to finite is made on a prospective basis.

F-
5
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
Where the goodwill has been allocated to the CGU and part of the operation within that unit is disposed of, the goodwill associated to the disposed operation is included in the carrying amount of the operation when determining the gain or loss of disposal. Goodwill dispensed in these circumstances is measured based on the relative values of the disposed operation and the withheld portion of the CGU retained.
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
60

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
Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 “Financial Instruments: Recognition and Measurement”, is measured at fair value with the changes in the consolidated statement of income or in the consolidated statement of other comprehensive income. If the contingent consideration is not within the scope of IFRS 9, it is measured according to the applicable IFRS. The contingent consideration that is classified as equity must not be remeasured and subsequent settlement is recorded in equity. As of December 31, 2023 and 2022, there have been no contingencies arising from business combinations.
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
Property, furniture and equipment, right-of-use assets and intangible assets with a finite life are assessed to determine whether there are any indications of impairment as of the closing of each period. If any indication exists, the Group estimates the asset’s recoverable value. The recoverable amount of the assets is the highest between the value of an asset or a CGU less the costs of sale and its use value, and it is determined for an individual asset, unless the asset does not generate cash revenues that are largely independent from those of other assets or groups of assets.
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

F-
61

Notes to the consolidated financial statements (continued)

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

F-
62

Notes to the consolidated financial statements (continued)

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
In the case of investment property, the Group has considered the specific requirements relating to highest and best use, valuation of premises and principal (or most advantageous) market. The determination of investment property fair value requires the use of estimations such as the future cash flows of the assets (e.g., leases, sales, fixed rents for the different lessees, variable rents based on the sales percentage, operating costs, construction costs, maintenance costs and the use of discount rates).
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

F-
63

Notes to the consolidated financial statements (continued)

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
IFRS 8 “Operating Segments” requires that the information of operating segments be disclosed consistently with information provided by the chief operating decision maker, who allocates resources to the segments and assesses their performance. Segment information is presented in Note 27.

(ac)	Fiduciary activities and management of funds -
The Group provides trust management, investment management, advisory and custody services to third parties that result in the holding of assets on their behalf. These assets and the income arising thereon are excluded from these consolidated financial statements, as they are not assets of the Group; see Note 31.
Commissions generated from these activities are included in the caption “Fee income from financial services, net” of the consolidated statement of income.

(ad)	Earnings per share -
The amount of basic earnings per share is calculated by dividing the net profit for the year attributable to common shareholders by the weighted average number of common shares outstanding during the year. As of December 31, 2023 and 2022, the Group does not have financial instruments with dilutive effect, therefore, basic and diluted earnings per share are identical for the years reported.

F-
64

Notes to the consolidated financial statements (continued)

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

(ah)	Interest Rate Benchmark Reform -
In recent years, global regulators decided to gradually eliminate LIBOR rates and replace them by an alternative interest rate (risk-free rates). At the end of the period 2022, the Group had exposure to mainly USD-LIBOR rates in the derivative positions (interest rate swaps –IRS, and cross currency swaps –CCS) as well as USD-LIBOR interest-bearing loans. During 2023, the Group managed the transition of all its contracts exposed to the alternative interest rate benchmark Secured Overnight Financial Rate (SOFR). Regarding other interest rate benchmarks, such as EURIBOR, the financial instruments subject to said rate will not need to perform a transition since the rates comply with the strict regulating requirements to qualify as interest rate benchmark.
The exposures that were migrated to other benchmarks included, as mentioned before, commercial loan contracts, liability positions, and derivatives. In the case of commercial loans and liability positions (bonds issued) the new conditions of migration to other benchmark were negotiated or the already existing fallback clauses in the contracts were applied. In the case of derivatives agreed under the framework of the International Swaps and Derivatives Association (ISDA), Interbank signed the ISDA Protocol, which allowed the migration to new benchmarks to follow the standard process defined by said protocol. In the case of derivative contracts agreed outside the ISDA framework, mainly domestic contracts, the transition to the new SOFR benchmark was negotiated one by one.
Also, regarding the derivatives valuation, since June 2023, said valuations ceased to refer to the LIBOR benchmark and instead started to refer to SOFR rates or equivalents.
Regarding the new exposures, since the beginning of 2023, all new contracts refer to liquid standard risk-free rates (SOFR or similar) or are fixed rates, so that no new exposures are generated on the basis of LIBOR rates.
Note 10(b)(vi) details the nominal value and the average term in years of derivative financial instruments that are subject to the new interest rate benchmark SOFR.

F-
65

Notes to the consolidated financial statements (continued)

(ai)	Financial statements as of December 31, 2023 and 2022 -
When necessary, certain amounts from the previous year have been reclassified to make them comparable with the presentation of the current year.

(aj)	Subsequent events -
The events subsequent to the year-end closing that provide additional information about the consolidated financial position of the Group as of the date of the consolidated statement of financial position (adjustment events) are included in the consolidated financial statements. The subsequent events that are important but are not adjustment events are disclosed in the Notes to the consolidated financial statements; see Note 32.

3.5	Standards issued but not yet effective -
Following is the description of the new and amended standards and interpretations issued, but which are not yet in force at the date of issuance of these consolidated financial statements. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective:

•	Amendments to IFRS 16 “Leases”: Lease liability in a sale and leaseback
In September 2022, the IASB issued amendments to IFRS 16 to specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.
The amendments are effective for annual reporting periods beginning on or after 1 January 2024 and must be applied retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16. Earlier application is permitted, and that fact must be disclosed.
Amendments are not expected on the Group’s consolidated financial statements.

•	Amendments to IAS 1 “Presentation of Financial Statements”: Classification of Liabilities as Current or Non-current
In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

•	What is meant by a right to defer settlement.

•	That a right to defer must exist at the end of the reporting period.

•	That classification is unaffected by the likelihood that an entity will exercise its deferral right.

•	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.
In addition, a requirement has been introduced to require disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months.
The amendments are effective for annual reporting periods beginning on or after 1 January 2024 and must be applied retrospectively. The Group is currently assessing the impact the amendments will have on current practice and whether existing loan agreements may require renegotiation.

Notes to the consolidated financial statements (continued)

•	Amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments - Disclosures: Supplier finance arrangements
In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.
The amendments will be effective for annual reporting periods beginning on or after 1 January 2024. Early adoption is permitted but will need to be disclosed.
The amendments are not expected to have a material impact on the Group’s consolidated financial statements.

•	SEC related matters
In recent years, various guidelines and regulations have been issued recommending or requiring companies to adopt policies and procedures with the purpose of enhancing the approach to environmental, governance and social (ESG) matters. In March 2024, the SEC adopted rules aimed at enhancing and standardizing climate-related disclosures. The rules require registrants to include certain climate-related information in their registration statements and annual reports. Several lawsuits have been filed against such rules and, unless they prevail, the Group will be subject to certain of these requirements commencing with the fiscal year ending on December 31, 2025. On April 4, 2024, the SEC voluntarily stayed the rules, pending judicial review. The Group is currently assessing the impact of this rule for disclosure to investors.

3.6	Material accounting judgments, estimates and assumptions -
The preparation of the consolidated financial statement of the Group requires Management to make judgments, estimates and assumptions that affect the reported amount of income, expenses, assets and liabilities, and the accompanying disclosures, as well as the disclosure of contingent liabilities. In the process of applying the Group’s accounting policies, Management has used judgments and assumptions about the future and other key sources to make its estimates at the reporting date, which have a significant risk that may cause a material adjustment to the value in books of assets and liabilities within the next financial year. The estimates and existing assumptions may change due to circumstances beyond the control of the Group and are reflected in assumptions if they occur. The items with the most impact recognized in the consolidated financial statements with judgements and/or considerable estimates are the following: the calculation of the impairment of the portfolio of loans and financial investments, the measurement of the fair value of the financial investments and investment properties, the assessment of the impairment of the goodwill and indefinite-lived intangibles, the liabilities for insurance contracts and the measurement of the fair value of derivative financial instruments. Also, there are other estimates such as provisions for litigation, the estimated useful life of intangible assets, and property, furniture and equipment, and the estimation of assets and liabilities for deferred Income Tax, and the determination of terms and estimation of the interest rate of lease agreements. The accounting criteria used for each of these items are described in Note 3.4.

3.7	Transition disclosures of IFRS 17 –
Transition –
As of January 1, 2022, the Group:

•	Has identified, recognized, and measured each group of insurance contracts as if IFRS 17 had always applied.

•	Derecognized any existing balances that would not exist had IFRS 17 always applied.

•	Recognized any resulting net difference in equity.
Transition methodology –
The transition approach that the standard considers by default is the full retrospective method, which seeks to identify, recognize, and account for the groups of insurance contracts at the transition date as though the standard had always been in effect, unless it is impracticable; after the assessment of information availability and the application of estimates on this information is done. From the assessment performed, the Group identified that the information availability for the application of the full retrospective method is not possible to obtain until January 1, 2022, for the portfolios valued under the general method (BBA) and the VFA without incurring in significant resource and time costs.

Notes to the consolidated financial statements (continued)

Therefore, the Group decided to apply the transition methodology under Fair Value for all portfolios valued under the BBA general method and the VFA method, which consists of obtaining the amount under which a liability portfolio could be transferred to a third party, said methodology is under the IFRS13 “Fair Value” approach. This amount was compared with the balance of the estimate of technical provisions (Best Estimate Liability – “BEL”) and Risk Adjustment existing at the transition date, and the result was the CSM (Contractual Service Margin) as of said date. Also, it was determined the future benefit provided by the insurance contracts CSM and will be decommitted to the statement of income to the extent that the Group renders its services to the insured. The CSM balance at the date of transition into IFRS 17 was applied retrospectively for the policies in force at said date, mainly for Individual life insurance measured under BBA approach.
Calculation methodology –
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
The Group applies the discount rate for the valuation of insurance portfolios that are estimated by the BBA general method. Therefore, when the valuation method applicable is the simplified general method (PAA), the interest rates are not applied. In this sense, the interest rate curve that is applied to contracts valued by the BBA general method corresponds to the risk-free interest rate curve (“RFR”) as defined for IFRS 17.
Changes in presentation and disclosure –
The disclosures that the Group makes regarding this standard include the recording of insurance and reinsurance contracts issued and the reinsurance contracts held in the consolidated statement of financial position, presented separately:

•	Insurance contracts issued that are assets.

•	Insurance contracts issued that are liabilities.

•	Reinsurance contracts held that are assets.

•	Reinsurance contracts held that are liabilities.
Additionally, the descriptions of some captions in the consolidated statement of income and the consolidated statement of other comprehensive income have been significantly modified. Under IFRS 17, it is required the separate presentation of:

•	Income from insurance activities.

Notes to the consolidated financial statements (continued)

•	Expenses of the insurance service.

•	Income or expenses for insurance financing.

•	Income or expenses for reinsurance contracts held.
Also, the Group provides with disaggregated qualitative and quantitative information about:

•	Recognized amounts in the consolidated financial statements from insurance contracts.

•	Significant judgments and changes in said judgments at the application of the standard.
As permitted by IFRS 17, the Group restated the comparative information of the period 2022 for insurance contracts within the scope of IFRS 17. However, the 2021 statement of income has not been restated and is presented on an IFRS 4 basis and is not comparable to the information presented in 2022, see note 3.4(d.2).

Notes to the consolidated financial statements (continued)

This table presents the impact of the adoption of IFRS 17 in the consolidated statements of financial position as of January 1, 2022 and December 31, 2022. In addition, it presents the reconciliation between the book values according to IFRS 4 and the balances reported according to IFRS 17:

	As of December 31, 2022				As of January 1, 2022
	IFRS 4	Adjustments for first adoption of IFRS 17	Ref	IFRS 17	IFRS 4	Adjustments for first adoption of IFRS 17	Ref	IFRS 17
	S/(000)	S/(000)		S/(000)	S/(000)	S/(000)		S/(000)
Asset
Cash and due from banks	13,193,411	—		13,193,411	17,104,465	—		17,104,465
Financial investments	22,787,598	—		22,787,598	24,547,294	—		24,547,294
Loans, net	45,502,998	—		45,502,998	43,005,583	—		43,005,583
Intangibles and goodwill, net	1,633,202	—		1,633,202	1,044,749	—		1,044,749
Other accounts receivable and other assets, net	1,778,559	(34,596)	A	1,743,963	1,887,454	(52,971)	A	1,834,483
Reinsurance contract assets	—	34,053	A	34,053	—	53,849	A	53,849
Other assets	2,586,864	—		2,586,864	2,364,364	—		2,364,364

Total asset	87,482,632	(543)		87,482,089	89,953,909	878		89,954,787

Liability
Deposits and obligations	48,530,708	—		48,530,708	48,897,944	—		48,897,944
Due to banks and correspondents	7,100,646	—		7,100,646	8,522,849	—		8,522,849
Bonds, notes and other obligations	7,906,303	—		7,906,303	8,389,672	—		8,389,672
Insurance and reinsurance contract liabilities	10,602,372	628,949	B	11,231,321	11,958,058	830,771	B	12,788,829
Other accounts payable, provisions and other liabilities	3,138,932	(9,768)	B	3,129,164	2,477,601	(9,359)	B	2,468,242
Other liabilities	157,720	—		157,720	152,423	—		152,423

Total liability	77,436,681	619,181		78,055,862	80,398,547	821,412		81,219,959

Equity
Equity attributable to IFS’s shareholders:
Capital stock, net of treasury stock	1,034,654	—		1,034,654	1,034,654	—		1,034,654
Capital surplus and reserves	6,532,771	—		6,532,771	5,732,771	—		5,732,771
Unrealized results, net	(613,280)	58,859	C	(554,421)	(168,300)	(134,177)	C	(302,477)
Retained earnings	3,037,030	(677,566)	D	2,359,464	2,904,912	(685,010)	D	2,219,902

	9,991,175	(618,707)		9,372,468	9,504,037	(819,187)		8,684,850
Non-controlling interest	54,776	(1,017)		53,759	51,325	(1,347)		49,978

Total equity	10,045,951	(619,724)		9,426,227	9,555,362	(820,534)		8,734,828

Total liabilities and equity	87,482,632	(543)		87,482,089	89,953,909	878		89,954,787

A.	Corresponds to the recording of the insurance contract asset under IFRS 17.
B.	Corresponds to the net reversal amount of insurance contract liabilities under IFRS 4 and the recording of the insurance contract liability under IFRS 17.
C.
As of January 1, 2022, corresponds to the reversal of other comprehensive income resulting from the difference of the discount rate used to discount the flows of insurance contract liabilities. This practice was used for annuities, retirement and SCTR under IFRS 4. This transition approach is in accordance with the guidelines of IFRS 17. As of December 31, 2022, corresponds to the constitution of the “look-in rate” effect versus the market rate.

D.	Corresponds to the impact on retained earnings due to the first adoption of IFRS 17.

F-
70

Notes to the consolidated financial statements (continued)

This table presents the impact of adopting IFRS 17 to the consolidated statement of income for the year ended December 31, 2022:

	IFRS 4	Adjustments for first adoption of IFRS 17	Ref	IFRS 17
	S/(000)	S/(000)		S/(000)
Interest and similar income	5,871,302			5,871,302
Interest and similar expenses	(1,662,098)	409		(1,661,689)

Net interest and similar income	4,209,204	409		4,209,613
Impairment loss on loans, net of recoveries and financial investments	(843,303)	—		(843,303)

Net interest and similar income after impairment loss	3,365,901	409		3,366,310
Total other income	1,679,832	(21)		1,679,811
Insurance premiums and claims
Net premiums earned	668,197	(668,197)	A	—
Net claims and benefits incurred for life insurance contracts and others	(859,991)	859,991	A	—

Total insurance premiums and claims	(191,794)	191,794		—

Result from insurance activities	—	(252,854)	A	(252,854)
Total other expenses	(2,683,909)	56,771		(2,627,138)

Income before translation result and Income Tax	2,170,030	(3,901)		2,166,129
Exchange difference	(36,836)	11,358		(25,478)
Income Tax	(462,537)	—		(462,537)

Net profit for the year	1,670,657	7,457		1,678,114

Attributable to:
IFS’s shareholders	1,660,581	7,445		1,668,026
Non-controlling interest	10,076	12		10,088

	1,670,657	7,457		1,678,114

Earnings per share attributable to IFS’s shareholders, basic and diluted (stated in Soles)	14.388			14.452

Weighted average number of outstanding shares (in thousands)	115,418	—		115,418

A.	Corresponds to the net reversal amount of insurance premiums and claims for insurance contracts under IFRS 4 and the recording of the result from insurance activities under IFRS 17.

F-
71

Notes to the consolidated financial statements (continued)

4.	Cash and due from banks and inter-bank funds

(a)	The detail of cash and due from banks is as follows:

	2023	2022
	S/(000)	S/(000)
Cash and clearing (b)	2,248,845	2,865,251
Deposits in the BCRP (b)	5,215,762	6,918,526
Deposits in banks (c)	1,609,604	2,923,999

Total cash and cash equivalent	9,074,211	12,707,776
Accrued interest	23,809	17,391
Restricted funds (d)	720,691	468,244

Total	9,818,711	13,193,411

(b)
In accordance with rules in force, Interbank is required to maintain a legal reserve to honor its obligations with the public. This reserve is comprised of funds kept in Interbank and in the BCRP and is made up as follows:

	2023	2022
	S/(000)	S/(000)
Legal reserve (*)
Deposits in the BCRP	4,593,592	6,055,726
Cash in vaults	2,005,760	2,719,277

Subtotal legal reserve	6,599,352	8,775,003
Non-mandatory reserve
Overnight deposits in BCRP (**)	622,170	762,800
Cash and clearing	243,029	145,903
Term deposits in BCRP (***)	—	100,000

Subtotal non-mandatory reserve	865,199	1,008,703

Cash balances not subject to legal reserve	56	71

Total	7,464,607	9,783,777

(*)
The legal reserve funds maintained in the BCRP are non-interest bearing, except for the part that exceeds the minimum reserve required that accrued interest at a nominal annual rate, established by the BCRP. Starting in February 2022, the rate used is the Secured Overnight Financing Rate (“SOFR”). As of December 31, 2023 and 2022, the Group presented only excess in foreign currency that accrued interest in US Dollars at an annual average rate of 4.86 and 3.79 percent, respectively.

During the years 2023, 2022 and 2021, the Group recognized income for interest related to the excess of the legal reserve, which amounted to S/194,446,000, S/61,302,000 and S/3,000, respectively, and were recorded in the item “Interest on due from banks and inter-bank funds” of the caption “Interest and similar income” of the consolidated statement of income, see Note 19.

F-
72

Notes to the consolidated financial statements (continued)

In Group Management’s opinion, Interbank has complied with the requirements established by the rules in force related to the computation of the legal reserve.

(**)
As of December 31, 2023, corresponds to an overnight deposit in foreign currency for US$130,000,000 (approximately equivalent to S/482,170,000) and an overnight deposit in local currency for S/140,000,000, with maturity in the first days of January 2024, which accrued interest at
an annual interest rate of 5.33 and 4.0 percent, respectively (as of December 31, 2022, it corresponded to an overnight deposit in foreign currency for US$200,000,000, approximately equivalent to S/762,800,000, with maturity in the first days of January 2023 and accrued interest an annual interest rate of 4.39 percent).

During the years 2023, 2022 and 2021, the Group recognized income for interest on overnight deposits, which amounted to S/68,850,000, S/35,874,000 and S/799,000, respectively, and were recorded in the item “Interest on due from banks and inter-bank funds” of the caption “Interest and similar income” of the consolidated statement of income, see Note 19.

(***)	As of December 31, 2022, corresponded to a term deposit in local currency, matured in the first days of 2023, and accrued interest at an annual interest rate of 7.50 percent.
During the years 2023, 2022 and 2021, the Group recognized interest on time deposits, which amounted to S/36,960,000, S/48,331,000 and S/38,068,000, respectively, and were recorded in the item “Interest on due from banks and inter-bank funds” of the caption “Interest and similar income” of the consolidated statement of income, see Note 19.

(c)	Deposits in domestic banks and abroad are mainly in Soles and US Dollars, they are freely available and accrue interest at market rates.

(d)	The Group maintains restricted funds related to:

	2023	2022
	S/(000)	S/(000)
Inter-bank transfers (*)	694,118	431,052
Derivative financial instruments, Note 10(b)(i) and Note 29.1(g.2)	24,725	34,784
Others	1,848	2,408

Total	720,691	468,244

(*)	Funds held at BCRP to guarantee transfers made through the Electronic Clearing House (“CCE”, by its Spanish acronym).

(e)	Inter-bank funds
These are loans made between financial institutions with maturity, in general, minor than 30 days. As of December 31, 2023, Inter-bank funds assets and liabilities accrue interest at an annual rate of 6.75 percent in local currency and 5.5 in foreign currency (annual rate of 7.50 percent in local currency for Inter-bank funds assets and liabilities, as of December 31, 2022); and do not have specific guarantees.

F-
73

Notes to the consolidated financial statements (continued)

5.	Financial investments

(a)	This caption is made up as follows:

	2023	2022
	S/(000)	S/(000)
Debt instruments measured at fair value through other comprehensive income (b) and (c)	20,912,184	16,716,517
Investments at amortized cost (d)	3,383,014	3,231,139
Investments at fair value through profit or loss (e)	1,556,540	1,932,993
Equity instruments measured at fair value through other comprehensive income (f)	444,878	512,884

Total financial investments	26,296,616	22,393,533

Accrued income
Debt instruments measured at fair value through other comprehensive income (b)	334,385	322,425
Investments at amortized cost (d)	90,990	71,640

Total	26,721,991	22,787,598

In the determination of the expected loss for the financial investments’ portfolio, the Group has not needed to apply any subsequent adjustment to the model through the expert judgment, as it has been in the case of the loan portfolio, see Note 29.1, because the most significant investments held as of December 31, 2023 and 2022 are permanently evaluated by local and international credit-rating agencies, in an individual manner. Said agencies periodically modify the ratings of the issuers in accordance with the risk variation of each of the financial instrument, based on the particular situation of issuers.

F-
74

Notes to the consolidated financial statements (continued)

(b)	Following is the detail of debt instruments measured at fair value through other comprehensive income:

		Unrealized gross amount				Annual effective interest rates
	Amortized cost	Gains	Losses (c)	Estimated fair value	Maturity	S/		US$
	S/(000)	S/(000)	S/(000)	S/(000)		Min	Max	Min	Max
						%	%	%	%
2023
Corporate, leasing and subordinated bonds (*)	9,443,384	83,511	(865,654)	8,661,241	Jan-24 / Feb-97	2.22	14.52	4.00	18.00
Sovereign Bonds of the Republic of Peru (**)	8,320,671	13,599	(558,282)	7,775,988	Aug-24 / Feb-55	0.95	6.82	—	—
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru (***)	3,445,361	3,638	(15)	3,448,984	Jan-24 / Sep-2 4	5.60	6.66	—	—
Bonds guaranteed by the Peruvian Government	475,542	7,810	(9,722)	473,630	Oct-24 / Oct-33	2.81	4.65	7.39	7.92
Global Bonds of the Republic of Peru	498,897	—	(35,564)	463,333	Jul-25 / Dec-32	—	—	4.76	5.23
Treasury Bonds of the United States of America	76,556	26	(3,252)	73,330	Jan-24 / Feb-32	—	—	3.87	5.00
Global Bonds of the United States of Mexico	17,769	—	(2,091)	15,678	Feb-34	—	—	5.51	5.51

Total	22,278,180	108,584	(1,474,580)	20,912,184

Accrued interest				334,385

Total				21,246,569

		Unrealized gross amount				Annual effective interest rates
	Amortized cost	Gains	Losses (c)	Estimated fair value	Maturity	S/		US$
	S/(000)	S/(000)	S/(000)	S/(000)		Min	Max	Min	Max
						%	%	%	%
2022
Corporate, leasing and subordinated bonds (*)	8,707,969	9,477	(1,143,244)	7,574,202	Jan-23 / Feb-97	1.60	13.26	5.10	13.14
Sovereign Bonds of the Republic of Peru (**)	7,878,445	590	(1,270,254)	6,608,781	Sep-23 / Feb-55	1.89	8.14	—	—
Variable interest Certificates of Deposit issued by the Central Reserve Bank of Peru	1,434,752	89	(5)	1,434,836	Jan-23 / Mar-23	7.29	7.46	—	—
Bonds guaranteed by the Peruvian Government	512,316	1,698	(26,286)	487,728	Oct-24 / Oct-33	3.48	6.01	6.86	8.25
Global Bonds of the Republic of Peru	508,813	—	(55,527)	453,286	Jul-25 / Dec-32	—	—	5.18	5.60
Global Bonds of the Republic of Colombia	82,836	—	(2,026)	80,810	Mar-23 / Feb-24	—	—	6.07	6.23
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	44,234	—	(366)	43,868	Mar-23	2.28	2.28	—	—
Treasury Bonds of the United States of America	21,387	—	(3,661)	17,726	Nov-31 / Feb-32	—	—	3.85	3.85
Global Bonds of the United States of Mexico	18,240	—	(2,960)	15,280	Feb-34			6.06	6.06

Total	19,208,992	11,854	(2,504,329)	16,716,517

Accrued interest				322,425

Total				17,038,942

(*)
As of December 31, 2023 and 2022, Inteligo holds corporate bonds from several entities for approximately S/101,215,000 and S/116,603,000, respectively, which guarantee loans with Bank J. Safra Sarasin, see Note 12(d.12).

(**)
As of December 31, 2023 and 2022, Interbank holds Sovereign Bonds of the Republic of Peru for approximately S/887,454,000 and S/1,047,815,000, respectively, which guarantee loans with the BCRP, see Note 12(b). As of December 31, 2023, Interbank holds Sovereign Bonds of the Republic of Peru for approximately S/
629,265
,000, which guarantee loans with foreign banks, see Note 12(d.1).

(***)	As of December 31, 2023, Interbank maintains Negotiable Certificates of Deposits issued by the BCRP for approximately S/785,206,000, which guarantee loans with the BCRP, see Note 12(b).
The following table shows the credit quality and maximum exposure to credit risk based on the Group’s internal credit rating of debt instruments measured at fair value through other comprehensive income as of December 31, 2023 and 2022. The amounts presented do not consider impairment.

F-7
5

Notes to the consolidated financial statements (continued)

	2023				2022
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	4,261,926	—	—	4,261,926	2,271,038	—	—	2,271,038
Standard grade	15,898,382	750,179	—	16,648,561	13,499,740	945,321	—	14,445,061
Sub-standard grade	—	—			—	—
Impaired
Individual	—	—	1,697	1,697	—	—	418	418

Total	20,160,308	750,179	1,697	20,912,184	15,770,778	945,321	418	16,716,517

(c)
The Group, according to the business model applied to these debt instruments, has the capacity to hold these investments for a sufficient period that allows the early recovery of the fair value, up to the maximum period for the early recovery or the due date.

F-7
6

Notes to the consolidated financial statements (continued)

The following table shows the analysis of changes in fair value and the corresponding expected credit loss:

	2023
Gross carrying amount of debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	15,770,778	945,321	418	16,716,517
New originated or purchased assets	5,810,766	—	—	5,810,766
Assets matured or derecognized (excluding write-offs)	(2,175,611)	(80,810)	—	(2,256,421)
Change in fair value	783,826	(58,954)	1,289	726,161
Transfers to Stage 1	161,781	(161,781)	—	—
Transfers to Stage 2	(109,392)	109,392	—	—
Transfers to Stage 3	—	—	—	—
Write-offs	—	—	—	—
Foreign exchange effect	(81,840)	(2,989)	(10)	(84,839)

End of year balances	20,160,308	750,179	1,697	20,912,184

	2023
Movement of the allowance for expected credit losses for debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	10,822	29,600	13,552	53,974
New originated or purchased assets	1,689	—	—	1,689
Assets matured or derecognized (excluding write-offs)	(877)	(116)	—	(993)
Transfers to Stage 1	4,198	(4,198)	—	—
Transfers to Stage 2	(183)	183	—	—
Transfers to Stage 3	—	—	—	—
Effect on the expected credit loss due to the change of the stage during the year	(4,003)	3,414	—	(589)
Others (*)	(1,739)	9,120	—	7,381
Write-offs	—	—	—	—
Recoveries	—	—	—	—
Foreign exchange effect	(30)	(16)	(370)	(416)

Expected credit loss at the end of the period	9,877	37,987	13,182	61,046

(*)	Corresponds mainly to the effects on the expected loss because of changes in investment ratings and that not necessarily have resulted in stage transfers during the year.

F-7
7

Notes to the consolidated financial statements (continued)

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
In the determination of the expected loss for the portfolio of financial investments, for the years 2023 and 2022; it has not been necessary to perform a subsequent adjustment to the model because it captures the expected loss in a satisfactory manner considering the Group portfolio investments.
As a result of the assessment of the impairment of its debt instruments at fair value through other comprehensive income, the Group recorded a loss of S/7,500,000 and S/12,752,000 during the year 2023 and 2022, respectively and a reversal of impairment of S/30,898,000 during the year 2021, which are presented in the caption “(Loss) recovery to impairment of financial investments” in the consolidated statement of income. The movement of unrealized results of investments at fair value through other comprehensive income, net of Income Tax and non-controlling interest, is presented in Notes 16(d) and (e).

F-
7
8

Notes to the consolidated financial statements (continued)

(d)
As of December 31, 2023, investments at amortized cost corresponds mainly to Sovereign Bonds of the Republic of Peru issued in Soles for an amount of S/3,393,962,000, including accrued interest for an amount of S/86,652,000 (as of December 31, 2022, corresponds to Sovereign Bonds of the Republic of Peru issued in Soles for an amount of S/3,304,779,000, including accrued interest for an amount of S/71,640,000). Said investments present low credit risk and the impairment loss is not significant.

As of December 31, 2023, these investments have maturity dates that range from August 2024 to August 2037, have accrued interest at effective annual rates between 4.36 percent and 7.50 percent, and estimated fair value amounting to approximately S/3,277,672,000 (as of December 31, 2022, their maturity dates ranged from September 2023 to August 2037, accrued interest at effective annual rates between 4.29 percent and 6.64 percent, and its estimated fair value amounted to approximately S/2,949,507,000).
Additionally, as of December 31, 2023, term deposits mainly issued in Soles are held, for an amount of S/80,042,000, included accrued interest amounting to S/4,338,000. Said investments present low credit risk and the impairment loss is not material. As of December 31, 2023, the maturity of these investments fluctuates between April 2024 and February 2029, have accrued interest at an annual effective rate between 3.10 percent and 8.80 percent, and their estimated fair value amounts to approximately S/80,042,000.
During 2023, the Government of the Republic of Peru performed public offerings to repurchase certain sovereign bonds, with the purpose of renewing its debt and funding the fiscal deficit. Considering the purpose of this offering, subsequently to it, there should not be existing remaining sovereign bonds of the repurchased issuances or, in case of existing, they would become illiquid on the market. In that sense, Interbank took part of these public offering and sold to the Government of the Republic of Peru sovereign bonds classified as investments at amortized cost for approximately S/482,632,000, generating a loss amounting to S/490,000, which was recorded in the caption “Net gain on sale of financial investments” of the consolidated statement of income. Additionally, with the purpose of maintaining its asset management strategy, Interbank purchased simultaneously other sovereign bonds of the Republic of Peru for approximately S/488,127,000, and classified them as investments at amortized cost. In Management’s opinion and pursuant to IFRS 9, said transaction is congruent with the Group’s business model because although said sales were significant, they were infrequent and were performed with the sole purpose of facilitating the renewal and the funding of the fiscal deficit of the Republic of Peru, and thus the business model regarding these assets has always been to collection of the contractual cash flows.
As of December 31, 2023 and 2022, Interbank holds loans with the BCRP that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/2,058,931,000 and S/2,310,536,000, respectively; see Note 12(b).
As of December 31, 2023, Interbank holds loans with foreign banks that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/445,909,000; see Note 12(d.1) and (d.3).

F-
7
9

Notes to the consolidated financial statements (continued)

(e)	The composition of financial instruments at fair value through profit or loss is as follows:

	2023	2022
	S/(000)	S/(000)
Equity instruments
Local and foreign mutual funds and investment funds participations	1,169,491	1,517,075
Listed shares	253,203	315,820
Non-listed shares	122,482	74,430
Debt instruments
Negotiable Certificates of Deposits	6,075	—
Corporate, leasing and subordinated bonds	5,289	25,668

Total	1,556,540	1,932,993

As of December 31, 2023 and 2022, investments at fair value through profit or loss include investments held for trading for approximately S/194,033,000 and S/209,549,000, respectively; and those assets that are necessarily measured at fair value through profit or loss for approximately S/1,362,507,000 and S/1,723,444,000, respectively.
During the year 2023, the Group recognized losses from valuation of instruments at fair value through profit or loss for approximately S/53,134,000 (during the year 2022 recognized loss for S/303,733,000 and during the year 2021, recognized gains for S/123,372,000), which are part of caption “Net (loss) gain from financial assets at fair value through profit or loss” of the consolidated statement of income.
During the years 2023, 2022 and 2021, the Group has received dividends from these investments for approximately S/8,838,000, S/33,897,000 and S/2,536,000, respectively, which are presented in the caption “Interest and similar income” of the consolidated statement of income.

(f)	The composition of equity instruments measured at fair value through other comprehensive income is as follow:

	2023	2022
	S/(000)	S/(000)
Listed shares (g)	407,636	474,588
Non-listed shares	37,242	38,296

Total	444,878	512,884

As of December 31, 2023 and 2022, it corresponds to investments in shares in the biological sciences, distribution of machinery, energy, telecommunications, financial and general insurance consumption sectors that are listed on the domestic and foreign markets.

F-
80

Notes to the consolidated financial statements (continued)

During the years 2023, 2022 and 2021, the Group received dividends from these investments for approximately S/33,941,000, S/45,031,000 and S/99,200,000, respectively, which are included in the caption “Interest and similar income” in the consolidated statement of income.

(g)
During the year 2023, the Group sold shares of several entities, which were irrevocably designated at fair value through other comprehensive income. The total amount of the sales amounted to S/80,372,000 generating total gains for approximately S/33,433,000 (in 2022, the sales amounted to S/345,791,000, generating total gain for approximately S/16,313,000; in 2021, the sales amounted to S/1,240,052,000, generating total losses for approximately S/180,905,000). In accordance with IFRS 9 and considering the classification of this investment said gains were reclassified to caption “Retained Earnings” of the consolidated statement of changes in equity.

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

F-
81

Notes to the consolidated financial statements (continued)

(h)
The following is the balance of investments at fair value through other comprehensive income (debt and equity instruments) and investments at amortized cost as of December 31, 2023 and 2022 classified by contractual maturity (without including accrued interest):

	2023		2022
	Investments at fair value through other comprehensive income	Investments at amortized cost	Investments at fair value through other comprehensive income	Investments at amortized cost
	S/(000)	S/(000)	S/(000)	S/(000)
Up to 3 months	1,933,761	—	1,610,691	—
From 3 months to 1 year	2,279,986	634,133	152,533	494,872
From 1 to 3 years	2,347,378	485,590	1,160,014	640,314
From 3 to 5 years	1,660,263	146,633	2,329,056	443,799
From 5 years onwards	12,690,796	2,116,658	11,464,223	1,652,154
Equity instruments (without maturity)	444,878	—	512,884	—

Total	21,357,062	3,383,014	17,229,401	3,231,139

(i)	Below are the debt instruments measured at fair value through other comprehensive income and at amortized cost according to the stages indicated by IFRS 9. As of December 31, 2023 and 2022:

	2023
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	11,083,297	—	—	11,083,297
Corporate, leasing and subordinated bonds	7,909,365	750,179	1,697	8,661,241
Negotiable Certificates of Deposit issued by the BCRP	3,448,984	—	—	3,448,984
Bonds guaranteed by the Peruvian government	473,630	—	—	473,630
Global Bonds of the Republic of Peru	463,333	—	—	463,333
Treasury Bonds of the United States of America	73,330	—	—	73,330
Global Bonds of the United States of Mexico	15,678	—	—	15,678
Others	75,705	—	—	75,705

Total	23,543,322	750,179	1,697	24,295,198

F-
82

Notes to the consolidated financial statements (continued)

	2022
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	9,839,920	—	—	9,839,920
Corporate, leasing and subordinated bonds	6,709,273	864,511	418	7,574,202
Variable interest Certificates of Deposit issued by the BCRP	1,434,836	—	—	1,434,836
Bonds guaranteed by the Peruvian government	487,728	—	—	487,728
Global Bonds of the Republic of Peru	453,286	—	—	453,286
Global Bonds of the Republic of Colombia	—	80,810	—	80,810
Negotiable Certificates of Deposit issued by the BCRP	43,868	—	—	43,868
Treasury Bonds of the United States of America	17,726			17,726
Global Bonds of the United States of Mexico	15,280	—	—	15,280

Total	19,001,917	945,321	418	19,947,656

6.	Loan, net

(a)	This caption is made up as follows:

	2023	2022
	S/(000)	S/(000)
Direct loans
Loans (*)	35,789,130	35,977,734
Credit cards and other loans (**)	6,023,769	6,239,314
Discounted notes	1,567,411	894,588
Leasing	1,495,290	1,174,542
Factoring	1,244,795	1,011,496
Advances and overdrafts	14,617	38,763
Refinanced loans	461,995	322,941
Past due and under legal collection loans	1,652,151	1,365,972

	48,249,158	47,025,350

Plus (minus)
Accrued interest from performing loans (f)	657,355	527,615
Unearned interest and interest collected in advance	(36,706)	(22,112)
Impairment allowance for loans (d)	(2,349,425)	(2,027,855)

Total direct loans, net	46,520,382	45,502,998

Indirect loans, Note 18(a)	4,743,480	4,487,347

(*)
As of December 31, 2023 and 2022, Interbank maintains repo operations of loans represented in securities according to the BCRP’s definition. In consequence, loans provided as guarantee amounts to S/504,158,000 and S/1,909,375,000, respectively, and is presented in the caption “Loan, net”, and the related liability is presented in the caption “Due to banks and correspondents” of the consolidated statement of financial position; see Note 12(b).

F-
83

Notes to the consolidated financial statements (continued)

(**)	As of December 31, 2023 and 2022, it includes non-revolving consumer loans related to credit card lines for approximately S/3,149,149,000 and S/3,225,874,000, respectively.

(b)	The classification of the direct loan portfolio is as follows:

	2023	2022
	S/(000)	S/(000)
Commercial loans (c.1)	21,155,476	21,412,126
Consumer loans (c.1)	16,325,460	14,967,799
Mortgage loans (c.1)	9,834,398	9,286,944
Small and micro-business loans (c.1)	933,824	1,358,481

Total	48,249,158	47,025,350

For purposes of estimating the impairment loss in accordance with IFRS 9, the Group’s loans are segmented into homogeneous groups that share similar risk characteristic. In this sense, the Group has determined three types of loan portfolios: Retail Banking (consumer and mortgage loans), Commercial Banking (commercial loans) and Small Business Banking (loans to small and micro-business).

F-
84

Notes to the consolidated financial statements (continued)

(c)
The following table shows the credit quality and maximum exposure to credit risk based on the Group’s internal credit rating as of December 31, 2023 and 2022. The amounts presented do not consider impairment.

	2023				2022
Direct loans, (c.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	35,098,364	1,068,674	—	36,167,038	35,613,991	1,111,421	—	36,725,412
Standard grade	2,832,251	1,510,897	—	4,343,148	4,282,904	835,217	—	5,118,121
Sub-standard grade	1,367,503	1,450,751	—	2,818,254	776,603	940,391	—	1,716,994
Past due but not impaired	1,949,892	1,460,138	—	3,410,030	1,124,557	1,150,139	—	2,274,696
Impaired
Individually	—	—	36,257	36,257	—	—	45,907	45,907
Collectively	—	—	1,474,431	1,474,431	—	—	1,144,220	1,144,220

Total direct loans	41,248,010	5,490,460	1,510,688	48,249,158	41,798,055	4,037,168	1,190,127	47,025,350

	2023				2022
Contingent Credits: Guarantees and stand-by letters, import and export letters of credit (substantially, all indirect loans correspond to commercial loans)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	3,988,999	457,518	—	4,446,517	3,945,307	402,336	—	4,347,643
Standard grade	32,433	214,806	—	247,239	12,083	39,541	—	51,624
Sub-standard grade	2,823	31,101	—	33,924	2,051	59,953	—	62,004
Past due but not impaired	—	—	—	—	—	—	—	—
Impaired
Individually	—	—	6,181	6,181	—	—	9,330	9,330
Collectively	—	—	9,619	9,619	—	—	16,746	16,746

Total indirect loans	4,024,255	703,425	15,800	4,743,480	3,959,441	501,830	26,076	4,487,347

F-8
5

Notes to the consolidated financial statements (continued)

(c.1)	The following tables show the credit quality and maximum exposure to credit risk for each classification of the direct loans:

	2023				2022
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	14,979,356	855,890	—	15,835,246	16,213,146	914,480	—	17,127,626
Standard grade	1,347,961	1,013,803	—	2,361,764	1,991,637	230,180	—	2,221,817
Sub-standard grade	450,577	314,063	—	764,640	380,679	171,648	—	552,327
Past due but not impaired	1,431,064	364,603	—	1,795,667	704,067	398,185	—	1,102,252
Impaired
Individually	—	—	36,257	36,257	—	—	45,907	45,907
Collectively	—	—	361,902	361,902	—	—	362,197	362,197

Total direct loans	18,208,958	2,548,359	398,159	21,155,476	19,289,529	1,714,493	408,104	21,412,126

	2023				2022
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	11,475,514	199,501	—	11,675,015	11,331,807	181,066	—	11,512,873
Standard grade	945,060	452,811	—	1,397,871	1,139,837	579,625	—	1,719,462
Sub-standard grade	717,526	755,121	—	1,472,647	60,415	542,841	—	603,256
Past due but not impaired	217,712	829,119	—	1,046,831	153,865	526,042	—	679,907
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	733,096	733,096	—	—	452,301	452,301

Total direct loans	13,355,812	2,236,552	733,096	16,325,460	12,685,924	1,829,574	452,301	14,967,799

F-8
6

Notes to the consolidated financial statements (continued)

	2023				2022
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	8,093,031	13,283	—	8,106,314	7,490,495	1,033	—	7,491,528
Standard grade	433,968	17,124	—	451,092	667,599	15,411	—	683,010
Sub-standard grade	193,340	348,274	—	541,614	334,967	200,226	—	535,193
Past due but not impaired	261,100	200,873	—	461,973	205,728	132,958	—	338,686
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	273,405	273,405	—	—	238,527	238,527

Total direct loans	8,981,439	579,554	273,405	9,834,398	8,698,789	349,628	238,527	9,286,944

	2023				2022
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	550,463	—	—	550,463	578,543	14,842	—	593,385
Standard grade	105,262	27,159	—	132,421	483,831	10,001	—	493,832
Sub-standard grade	6,060	33,293	—	39,353	542	25,676	—	26,218
Past due but not impaired	40,016	65,543	—	105,559	60,897	92,954	—	153,851
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	106,028	106,028	—	—	91,195	91,195

Total direct loans	701,801	125,995	106,028	933,824	1,123,813	143,473	91,195	1,358,481

F-8
7

Notes to the consolidated financial statements (continued)

(d)	The balances of the direct and indirect loan portfolio and the movement of the respective allowance for expected credit loss, calculated according to IFRS 9, is as follows:

(d.1)	Direct loans

	2023				2022
Gross carrying amount of direct loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	41,798,055	4,037,168	1,190,127	47,025,350	40,522,481	2,853,565	1,312,176	44,688,222
New originated or purchased assets	22,372,321	—	—	22,372,321	22,393,323	—	—	22,393,323
Assets matured or derecognized (excluding write-offs)	(14,406,950)	(977,654)	(72,977)	(15,457,581)	(14,636,477)	(1,194,405)	(429,348)	(16,260,230)
Transfers to Stage 1	762,554	(760,269)	(2,285)	—	1,019,478	(1,014,657)	(4,821)	—
Transfers to Stage 2	(4,664,954)	4,706,631	(41,677)	—	(3,131,710)	3,161,335	(29,625)	—
Transfers to Stage 3	(1,235,354)	(1,054,563)	2,289,917	—	(401,017)	(317,282)	718,299	—
Write-offs	—	—	(1,714,968)	(1,714,968)	—	—	(960,918)	(960,918)
Others (*)	(3,217,003)	(449,390)	(131,273)	(3,797,666)	(3,383,889)	575,338	590,017	(2,218,534)
Foreign exchange effect	(160,659)	(11,463)	(6,176)	(178,298)	(584,134)	(26,726)	(5,653)	(616,513)

End of year balances	41,248,010	5,490,460	1,510,688	48,249,158	41,798,055	4,037,168	1,190,127	47,025,350

	2023				2022
Changes in the allowance for expected credit losses for direct loans, see (d.1.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of year balances	608,558	737,286	682,011	2,027,855	956,456	404,881	703,580	2,064,917

Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	624,484	—	—	624,484	503,454	—	—	503,454
Assets matured or derecognized (excluding write-offs)	(147,086)	(66,329)	(25,445)	(238,860)	(173,872)	(237,110)	(302,861)	(713,843)
Transfers to Stage 1	106,745	(104,939)	(1,806)	—	166,755	(163,090)	(3,665)	—
Transfers to Stage 2	(327,728)	339,051	(11,323)	—	(259,226)	268,700	(9,474)	—
Transfers to Stage 3	(163,156)	(269,881)	433,037	—	(74,178)	(88,551)	162,729	—
Impact on the expected credit loss for credits that change stage in the year (***)	(90,594)	259,309	1,407,191	1,575,906	(129,388)	176,416	340,244	387,272
Others (**)	(65,775)	(60,358)	163,834	37,701	(382,355)	375,448	666,581	659,674

Total	(63,110)	96,853	1,965,488	1,999,231	(348,810)	331,813	853,554	836,557
Write-offs	—	—	(1,813,670)	(1,813,670)	—	—	(1,021,539)	(1,021,539)
Recovery of written–off loans	—	—	138,886	138,886	—	—	155,070	155,070
Foreign exchange effect	(206)	(227)	(2,444)	(2,877)	912	592	(8,654)	(7,150)

Expected credit loss at the end of year balances	545,242	833,912	970,271	2,349,425	608,558	737,286	682,011	2,027,855

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

(***)
The Group applied its expert judgement with the purpose of reflecting the effects of the possible impact of the El Niño event during 2023, and the political and economic uncertainty during 2022, that were not considered in the forward-looking model, that led to incur in a higher provision for expected loss, see Note 29.1(d.7).

F-
8
8

Notes to the consolidated financial statements (continued)

(d.1.1)	The following tables show the movement of the allowance for expected credit losses for each classification of the direct loan portfolio:

	2023				2022
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	45,474	47,311	154,299	247,084	100,874	60,100	182,467	343,441

Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	47,129	—	—	47,129	33,506	—	—	33,506
Assets derecognized or matured (excluding write-offs)	(26,668)	(10,113)	(2,924)	(39,705)	(18,984)	(37,865)	(92,529)	(149,378)
Transfers to Stage 1	2,920	(2,687)	(233)	—	41,140	(40,152)	(988)	—
Transfers to Stage 2	(27,598)	30,826	(3,228)	—	(15,952)	16,311	(359)	—
Transfers to Stage 3	(10,620)	(16,046)	26,666	—	(6,603)	(48,516)	55,119	—
Impact on the expected credit loss for credits that change stage in the year (**)	(1,988)	7,333	40,748	46,093	(31,403)	4,752	16,864	(9,787)
Others (*)	23,154	8,006	6,579	37,739	(57,822)	91,880	63,218	97,276

Total	6,329	17,319	67,608	91,256	(56,118)	(13,590)	41,325	(28,383)
Write-offs	—	—	(62,960)	(62,960)	—	—	(68,362)	(68,362)
Recovery of written–off loans	—	—	5,189	5,189	—	—	5,942	5,942
Foreign exchange effect	(192)	(160)	(1,751)	(2,103)	718	801	(7,073)	(5,554)

Expected credit loss at end of year	51,611	64,470	162,385	278,466	45,474	47,311	154,299	247,084

	2023				2022
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	534,005	657,474	430,902	1,622,381	802,421	263,219	336,041	1,401,681

Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	552,847	—	—	552,847	438,109	—	—	438,109
Assets derecognized or matured (excluding write-offs)	(98,984)	(54,036)	(10,863)	(163,883)	(141,201)	(144,553)	(100,740)	(386,494)
Transfers to Stage 1	95,173	(93,918)	(1,255)	—	44,453	(43,487)	(966)	—
Transfers to Stage 2	(282,373)	287,164	(4,791)	—	(229,316)	234,062	(4,746)	—
Transfers to Stage 3	(135,476)	(231,432)	366,908	—	(59,129)	(13,433)	72,562	—
Impact on the expected credit loss for credits that change stage in the year (**)	(81,051)	221,421	1,263,515	1,403,885	(35,112)	163,681	293,678	422,247
Others (*)	(117,534)	(73,259)	162,060	(28,733)	(286,212)	198,393	580,849	493,030

Total	(67,398)	55,940	1,775,574	1,764,116	(268,408)	394,663	840,637	966,892
Write-offs	—	—	(1,647,576)	(1,647,576)	—	—	(886,200)	(886,200)
Recovery of written–off loans	—	—	123,679	123,679	—	—	140,438	140,438
Foreign exchange effect	(1)	(53)	(162)	(216)	(8)	(408)	(14)	(430)

Expected credit loss at end of year	466,606	713,361	682,417	1,862,384	534,005	657,474	430,902	1,622,381

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

(**)
The Group applied its expert judgement with the purpose of reflecting the effects of the possible impact of the El Niño event during 2023, and the political and economic uncertainty during 2022, that were not considered in the forward-looking model, that led to incur in a higher provision for expected loss, see Note 29.1(d.7).

F-
8
9

Notes to the consolidated financial statements (continued)

	2023				2022
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	4,236	12,285	45,101	61,622	12,669	42,681	99,850	155,200

Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	3,949	—	—	3,949	1,473	—	—	1,473
Assets derecognized or matured (excluding write-offs)	(181)	(833)	(10,625)	(11,639)	(435)	(763)	(10,957)	(12,155)
Transfers to Stage 1	6,414	(6,414)	—	—	6,103	(6,103)	—	—
Transfers to Stage 2	(2,052)	5,115	(3,063)	—	(778)	4,871	(4,093)	—
Transfers to Stage 3	(1,915)	(2,423)	4,338	—	(467)	(1,254)	1,721	—
Impact on the expected credit loss for credits that change stage in the year (**)	(5,956)	15,996	20,982	31,022	(5,871)	4,342	11,518	9,989
Others (*)	2,312	2,040	2,018	6,370	(8,663)	(31,688)	(49,097)	(89,448)

Total	2,571	13,481	13,650	29,702	(8,638)	(30,595)	(50,908)	(90,141)
Write-offs	—	—	(3,580)	(3,580)	—	—	(2,267)	(2,267)
Recovery of written–off loans	—	—	—	—	—	—	—	—
Foreign exchange effect	(13)	(13)	(520)	(546)	205	199	(1,574)	(1,170)

Expected credit loss at end of year	6,794	25,753	54,651	87,198	4,236	12,285	45,101	61,622

	2023				2022
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	24,843	20,216	51,709	96,768	40,492	38,881	85,222	164,595

Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	20,559	—	—	20,559	30,366	—	—	30,366
Assets derecognized or matured (excluding write-offs)	(21,253)	(1,347)	(1,033)	(23,633)	(13,252)	(53,929)	(98,635)	(165,816)
Transfers to Stage 1	2,238	(1,920)	(318)	—	75,059	(73,348)	(1,711)	—
Transfers to Stage 2	(15,705)	15,946	(241)	—	(13,180)	13,456	(276)	—
Transfers to Stage 3	(15,145)	(19,980)	35,125	—	(7,979)	(25,348)	33,327	—
Impact on the expected credit loss for credits that change stage in the year (**)	(1,599)	14,559	81,946	94,906	(57,002)	3,641	18,184	(35,177)
Others (*)	26,293	2,855	(6,823)	22,325	(29,658)	116,863	71,611	158,816

Total	(4,612)	10,113	108,656	114,157	(15,646)	(18,665)	22,500	(11,811)
Write-offs	—	—	(99,554)	(99,554)	—	—	(64,710)	(64,710)
Recovery of written–off loans	—	—	10,018	10,018	—	—	8,690	8,690
Foreign exchange effect	—	(1)	(11)	(12)	(3)	—	7	4

Expected credit loss at end of year	20,231	30,328	70,818	121,377	24,843	20,216	51,709	96,768

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

(**)
The Group applied its expert judgement with the purpose of reflecting the effects of the possible impact of the El Niño event during 2023, and the political and economic uncertainty during 2022, that were not considered in the forward-looking model, that led to incur in a higher provision for expected loss, see Note 29.1(d.7).

F-
90

Notes to the consolidated financial statements (continued)

(d.2)	Indirect loans (substantially, all indirect loans correspond to commercial loans)

	2023				2022
Gross carrying amount of contingent credits, guarantees and stand-by letters, import and export letters of credit	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	3,959,441	501,830	26,076	4,487,347	3,984,362	431,039	25,057	4,440,458
New originated or purchased assets	2,122,067	—	—	2,122,067	1,829,985	—	—	1,829,985
Assets derecognized or matured	(1,606,539)	(135,042)	(1,784)	(1,743,365)	(1,470,891)	(168,603)	(9,627)	(1,649,121)
Transfers to Stage 1	30,259	(30,259)	—	—	25,315	(25,315)	—	—
Transfers to Stage 2	(392,176)	407,454	(15,278)	—	(258,992)	258,992	—	—
Transfers to Stage 3	(12)	(6,687)	6,699	—	(633)	(10,035)	10,668	—
Others (*)	(54,162)	(26,950)	92	(81,020)	(58,323)	25,454	(22)	(32,891)
Foreign exchange effect	(34,623)	(6,921)	(5)	(41,549)	(91,382)	(9,702)	—	(101,084)

End of year balances	4,024,255	703,425	15,800	4,743,480	3,959,441	501,830	26,076	4,487,347

	2023				2022
Changes in the allowance for expected credit losses for contingent credits, guarantees and stand-by letters, import and export letters of credit	Stage 1 S(000)	Stage 2 S(000)	Stage 3 S(000)	Total S(000)	Stage 1 S(000)	Stage 2 S(000)	Stage 3 S(000)	Total S(000)
Expected credit loss at beginning of year balances	8,354	18,205	8,936	35,495	8,594	18,492	13,243	40,329

Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	4,770	—	—	4,770	5,615	—	—	5,615
Assets derecognized or matured	(1,988)	(4,205)	(631)	(6,824)	(4,838)	(2,016)	(6,241)	(13,095)
Transfers to Stage 1	180	(180)	—	—	109	(109)	—	—
Transfers to Stage 2	(1,986)	3,626	(1,640)	—	(854)	854	—	—
Transfers to Stage 3	(1)	(50)	51	—	(57)	(171)	228	—
Impact on the expected credit loss for credits that change stage in the year	(57)	(837)	684	(210)	(47)	585	623	1,161
Others (**)	(2,521)	(12,600)	(28)	(15,149)	(274)	(467)	1,054	313

Total	(1,603)	(14,246)	(1,564)	(17,413)	(346)	(1,324)	(4,336)	(6,006)
Foreign exchange effect	(127)	(20)	(3)	(150)	106	1,037	29	1,172

Expected credit loss at the end of year balances, Note 10(a)	6,624	3,939	7,369	17,932	8,354	18,205	8,936	35,495

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

F-
91

Notes to the consolidated financial statements (continued)

(e)
In Group Management’s opinion, the allowance for loan losses recorded as of December 31, 2023 and 2022, has been established in accordance with IFRS 9; and it is sufficient to cover incurred losses on the loan portfolio.

(f)
During 2023 and 2022, the interest that the loan portfolio generates is freely agreed considering the interest rates prevailing on the market. Notwithstanding the above, Act No. 31143, “Act Protecting Consumers of Financial Services from Usury” established that the BCRP is the entity that determined maximum and minimum interest rates for consumer, small and micro-business loans in financial institutions. As of December 31, 2023, the maximum interest rate for the period November 2023 - April 2024 is 101.86 percent in national currency and 82.94 percent in foreign currency (the maximum interest rate for the period November 2022 - April 2023 was 87.91 percent in national currency and 68.27 percent in foreign currency, as of December 31, 2022).

(g)	Interest income from loans classified in Stage 3 is calculated through the effective interest rate adjusted for credit quality at amortized cost.

(h)	The refinanced loans during the 2023 period amounted to approximately S/132,172,000 (S/192,045,000, during the year 2022) which had no significant impact on the consolidated statement of income.
During 2023, the Group has carried out rescheduling of credits related to social conflicts, natural disasters and other resolutions that amounted to S/1,979,342,000. Said loans are not considered as refinanced loans. See further detail in Note 29.1 (d.6.3).
During 2023, 2022 and 2021, the Group modified the contractual conditions of a determined number of loans that were granted under the “Reactiva Peru” program, for a total amount of approximately S/25,928,000, S/133,046,000 and S/2,012,855,000, respectively. Said loans were not deemed as refinanced loans. As of December 31, 2023 and 2022, the balance of rescheduled loans amounts of approximately S/730,508,000 and S/1,473,770,000, respectively; see further detail in Note 29.1 (d.6.2).
Additionally, during 2020, the Group modified the contractual conditions of a determined number of loans as relief for its clients’ liquidity as consequence of the Covid-19 pandemic, for a total of approximately S/12,663,960,000. Said loans are not considered as refinanced loans. As of December 31, 2023 and 2022, the balances of the rescheduled loans amount to approximately S/3,513,905,000 and S/5,048,978,000, respectively; see further detail in Note 29.1 (d.6.1).

(i)	The table below presents the maturity of the direct loan portfolio without including accrued interest, interest to be accrued and interest collected in advance as of December 31, 2023 and 2022:

	2023	2022
	S/(000)	S/(000)
Outstanding
Up to 1 month	4,461,634	4,945,881
From 1 to 3 months	5,781,509	5,708,262
From 3 months to 1 year	10,831,137	10,220,204
From 1 to 5 years	19,500,481	18,916,603
Over 5 years	6,022,246	5,868,428

	46,597,007	45,659,378

F-
92

Notes to the consolidated financial statements (continued)

	2023	2022
	S/(000)	S/(000)
Past due and under legal collection loans, see (i.1)
Up to 4 months	484,808	423,906
Over 4 months	697,246	401,508
Under legal collection	470,097	540,558

	48,249,158	47,025,350

(i.1)	The tables below present past due and under legal collection loans for each classification of the direct loan portfolio:

	2023	2022
	S/(000)	S/(000)
Commercial loans
Up to 4 months	98,263	150,607
Over 4 months	143,170	106,081
Under legal collection	228,809	245,786

	470,242	502,474

Consumer loans
Up to 4 months	284,954	143,867
Over 4 months	401,164	220,226
Under legal collection	78,290	108,162

	764,408	472,255

Mortgage loans
Up to 4 months	35,934	30,484
Over 4 months	94,568	48,316
Under legal collection	140,018	155,587

	270,520	234,387

Small and micro-business loans
Up to 4 months	65,657	98,948
Over 4 months	58,344	26,885
Under legal collection	22,980	31,023

	146,981	156,856

See credit risk analysis in Note 29.1

F-
93

Notes to the consolidated financial statements (continued)

(j)
Part of the loan portfolio is collateralized with guarantees received from clients, which mainly consist of mortgages, trust assignments, financial instruments as well as industrial commercial pledges.

F-
94

Notes to the consolidated financial statements (continued)

(k)	The following tables present the maturities of direct and indirect loans of Stages 2 and 3 as of December 31, 2023 and 2022, as follows:

•	Stage 2: Loans with maturity longer or shorter than 30 days, regardless of the criteria that caused their classification into Stage 2.

•	Stage 3: Loans with maturity longer or shorter than 90 days, regardless of the criteria that caused their classification into Stage 3.

	2023						2022
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	5,400,087	609,406	—	—	5,400,087	609,406	3,934,328	595,372	—	—	3,934,328	595,372
90 days	—	—	16,219	14,888	16,219	14,888	—	—	1,816	1,583	1,816	1,583
Maturity longer than:
30 days	793,798	228,445	—	—	793,798	228,445	604,670	160,119	—	—	604,670	160,119
90 days	—	—	1,510,269	962,752	1,510,269	962,752	—	—	1,214,387	689,364	1,214,387	689,364

Total	6,193,885	837,851	1,526,488	977,640	7,720,373	1,815,491	4,538,998	755,491	1,216,203	690,947	5,755,201	1,446,438

(k.1)	The following tables present the maturities of direct and indirect loans of Stages 2 and 3 as of December 31, 2023 and 2022, for each classification:

	2023						2022
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Commercial loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	3,155,267	60,877	—	—	3,155,267	60,877	2,089,059	60,403	—	—	2,089,059	60,403
90 days	—	—	2,686	2,259	2,686	2,259	—	—	250	214	250	214
Maturity longer than:
30 days	96,517	7,532	—	—	96,517	7,532	127,264	5,113	—	—	127,264	5,113
90 days	—	—	411,273	167,495	411,273	167,495	—	—	433,930	163,021	433,930	163,021

Total	3,251,784	68,409	413,959	169,754	3,665,743	238,163	2,216,323	65,516	434,180	163,235	2,650,503	228,751

F-
9
5

Notes to the consolidated financial statements (continued)

	2023						2022
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Consumer loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	1,700,558	508,045	—	—	1,700,558	508,045	1,500,325	511,105	—	—	1,500,325	511,105
90 days	—	—	10,295	9,883	10,295	9,883	—	—	1,356	1,194	1,356	1,194
Maturity longer than:
30 days	535,994	205,316	—	—	535,994	205,316	329,249	146,369	—	—	329,249	146,369
90 days	—	—	722,801	672,534	722,801	672,534	—	—	450,945	429,708	450,945	429,708

Total	2,236,552	713,361	733,096	682,417	2,969,648	1,395,778	1,829,574	657,474	452,301	430,902	2,281,875	1,088,376

	2023						2022
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Mortgage loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	463,168	20,311	—	—	463,168	20,311	271,622	9,266	—	—	271,622	9,266
90 days	—	—	546	109	546	109	—	—	—	—	—	—
Maturity longer than:
30 days	116,386	5,442	—	—	116,386	5,442	78,006	3,019	—	—	78,006	3,019
90 days	—	—	272,859	54,542	272,859	54,542	—	—	238,527	45,101	238,527	45,101

Total	579,554	25,753	273,405	54,651	852,959	80,404	349,628	12,285	238,527	45,101	588,155	57,386

	2023						2022
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Small and micro-business loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	81,094	20,173	—	—	81,094	20,173	73,322	14,598	—	—	73,322	14,598
90 days	—	—	2,692	2,637	2,692	2,637	—	—	210	175	210	175
Maturity longer than:
30 days	44,901	10,155	—	—	44,901	10,155	70,151	5,618	—	—	70,151	5,618
90 days	—	—	103,336	68,181	103,336	68,181	—	—	90,985	51,534	90,985	51,534

Total	125,995	30,328	106,028	70,818	232,023	101,146	143,473	20,216	91,195	51,709	234,668	71,925

F-9
6

Notes to the consolidated financial statements (continued)

(l)	The following tables present the exposure and the expected credit losses by the economic sector for direct loans as of December 31, 2023 and 2022:

2023
	Carrying amount				Expected credit loss				Percentage expected credit loss
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Direct loans
Consumer loans	13,355,812	2,236,552	733,096	16,325,460	466,606	713,361	682,417	1,862,384	3.5%	31.9%	93.1%	11.4%
Mortgage loans	8,981,439	579,554	273,405	9,834,398	6,794	25,753	54,651	87,198	0.1%	4.4%	20.0%	0.9%
Commerce	3,220,741	390,704	176,989	3,788,434	24,033	38,186	87,557	149,776	0.7%	9.8%	49.5%	4.0%
Manufacturing	4,357,971	427,950	58,967	4,844,888	11,196	14,568	24,366	50,130	0.3%	3.4%	41.3%	1.0%
Professional, scientific and technical activities	3,727,813	555,988	75,172	4,358,973	15,792	18,725	36,580	71,097	0.4%	3.4%	48.7%	1.6%
Communications, storage and transportation	998,739	167,002	75,474	1,241,215	6,843	7,976	25,450	40,269	0.7%	4.8%	33.7%	3.2%
Agriculture	1,708,377	173,386	12,667	1,894,430	3,209	1,854	1,632	6,695	0.2%	1.1%	12.9%	0.4%
Electricity, gas, water and oil	746,792	188,577	1,466	936,835	784	1,767	346	2,897	0.1%	0.9%	23.6%	0.3%
Leaseholds and real estate activities	457,473	86,954	46,074	590,501	2,628	2,216	20,693	25,537	0.6%	2.5%	44.9%	4.3%
Construction and infrastructure	404,840	113,431	40,799	559,070	1,499	1,163	27,405	30,067	0.4%	1.0%	67.2%	5.4%
Others	3,288,013	570,362	16,579	3,874,954	5,858	8,343	9,174	23,375	0.2%	1.5%	55.3%	0.6%

Total direct loans	41,248,010	5,490,460	1,510,688	48,249,158	545,242	833,912	970,271	2,349,425	1.3%	15.2%	64.2%	4.9%

2022
	Carrying amount				Expected credit loss				Percentage expected credit loss
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Direct loans
Consumer loans	12,685,924	1,829,574	452,301	14,967,799	534,005	657,474	430,902	1,622,381	4.2%	35.9%	95.3%	10.8%
Mortgage loans	8,698,789	349,628	238,527	9,286,944	4,236	12,285	45,101	61,622	0.0%	3.5%	18.9%	0.7%
Commerce	3,837,304	402,454	173,236	4,412,994	31,844	29,009	78,028	138,881	0.8%	7.2%	45.0%	3.1%
Manufacturing	4,346,251	451,393	63,397	4,861,041	8,403	12,389	21,611	42,403	0.2%	2.7%	34.1%	0.9%
Professional, scientific and technical activities	3,529,961	298,534	64,078	3,892,573	12,056	10,186	26,497	48,739	0.3%	3.4%	41.4%	1.3%
Communications, storage and transportation	1,102,988	194,840	75,427	1,373,255	7,047	7,035	23,645	37,727	0.6%	3.6%	31.3%	2.7%
Agriculture	1,747,159	134,545	10,863	1,892,567	1,391	967	1,381	3,739	0.1%	0.7%	12.7%	0.2%
Electricity, gas, water and oil	867,431	55,187	1,652	924,270	886	462	220	1,568	0.1%	0.8%	13.3%	0.2%
Leaseholds and real estate activities	499,385	84,056	23,441	606,882	1,595	1,825	14,518	17,938	0.3%	2.2%	61.9%	3.0%
Construction and infrastructure	415,827	91,910	49,736	557,473	1,667	1,654	32,569	35,890	0.4%	1.8%	65.5%	6.4%
Others	4,067,036	145,047	37,469	4,249,552	5,428	4,000	7,539	16,967	0.1%	2.8%	20.1%	0.4%

Total direct loans	41,798,055	4,037,168	1,190,127	47,025,350	608,558	737,286	682,011	2,027,855	1.5%	18.3%	57.3%	4.3%

F-9
7

Notes to the consolidated financial statements (continued)

(m)	The following tables present the exposure and the expected credit losses by the economic sector for indirect loans as of December 31, 2023 and 2022:

2023
	Carrying amount				Expected credit loss				Percentage expected credit loss
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Indirect loans
Commerce	297,127	40,894	2,230	340,251	512	340	279	1,131	0.2%	0.8%	12.5%	0.3%
Manufacturing	505,674	148,827	—	654,501	548	291	—	839	0.1%	0.2%	0.0%	0.1%
Professional, scientific and technical activities	1,145,646	110,916	982	1,257,544	1,994	788	105	2,887	0.2%	0.7%	10.7%	0.2%
Communications, storage and transportation	541,561	25,927	—	567,488	697	349	—	1,046	0.1%	1.3%	0.0%	0.2%
Agriculture	9,031	37	—	9,068	21	—	—	21	0.2%	0.0%	0.0%	0.2%
Electricity, gas, water and oil	308,428	938	—	309,366	311	6	—	317	0.1%	0.6%	0.0%	0.1%
Leaseholds and real estate activities	41,097	16,276	259	57,632	298	119	48	465	0.7%	0.7%	18.5%	0.8%
Construction and infrastructure	306,042	212,589	12,288	530,919	1,021	1,797	6,932	9,750	0.3%	0.8%	56.4%	1.8%
Others	869,649	147,021	41	1,016,711	1,222	249	5	1,476	0.1%	0.2%	12.2%	0.1%

Total indirect loans	4,024,255	703,425	15,800	4,743,480	6,624	3,939	7,369	17,932	0.2%	0.6%	46.6%	0.4%

2022
	Carrying amount				Expected credit loss				Percentage expected credit loss
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Indirect loans
Commerce	264,926	40,527	76	305,529	309	424	49	782	0.1%	1.0%	64.5%	0.3%
Manufacturing	518,115	134,469	—	652,584	487	153	—	640	0.1%	0.1%	0.0%	0.1%
Professional, scientific and technical activities	1,183,657	75,946	485	1,260,088	1,486	700	52	2,238	0.1%	0.9%	10.7%	0.2%
Communications, storage and transportation	467,018	19,117	—	486,135	489	91	—	580	0.1%	0.5%	0.0%	0.1%
Agriculture	4,487	—	—	4,487	7	—	—	7	0.2%	0.0%	0.0%	0.2%
Electricity, gas, water and oil	155,621	—	—	155,621	135	—	—	135	0.1%	0.0%	0.0%	0.1%
Leaseholds and real estate activities	45,037	19,150	—	64,187	193	97	—	290	0.4%	0.5%	0.0%	0.5%
Construction and infrastructure	412,388	130,886	24,956	568,230	4,470	4,463	8,775	17,708	1.1%	3.4%	35.2%	3.1%
Others	908,192	81,735	559	990,486	778	12,277	60	13,115	0.1%	15.0%	10.7%	1.3%

Total indirect loans	3,959,441	501,830	26,076	4,487,347	8,354	18,205	8,936	35,495	0.2%	3.6%	34.3%	0.8%

During the years 2023, 2022 and 2021, the Group decided to apply the expert judgment, which led to incurring a higher provision for expected losses, see Note 29.1(d.7).

F-
9
8

Notes to the consolidated financial statements (continued)

7.	Investment property

(a)	This caption is made up as follows:

	2023	2022	Acquisition or construction year	Valuation methodology (e) 2023 / 2022
	S/(000)	S/(000)
Land (i)
San Isidro – Lima	269,194	264,868	2009	Appraisal
San Martín de Porres – Lima	77,970	88,182	2015	Appraisal
Nuevo Chimbote	34,724	33,747	2021	Appraisal
Santa Clara – Lima	27,229	26,352	2017	Appraisal
Sullana	23,751	22,689	2012	Appraisal
Others	8,987	8,716	—	Appraisal / Cost

	441,855	444,554

Completed investment property - “Real Plaza” shopping malls (i)
Talara	28,991	43,728	2015	DCF

	28,991	43,728

Buildings (i)
Ate Vitarte – Lima	160,208	149,720	2006	DCF/Appraisal
Piura	131,144	123,508	2008/2020	DCF/Appraisal
Orquídeas - San Isidro - Lima, (d), Note 3.4(o)	128,593	138,643	2017	DCF
Chorrillos – Lima (d)	94,184	81,516	2017	DCF
Paseo del Bosque (d)	87,168	96,194	2021	DCF
Chimbote	47,054	45,069	2015	DCF
Maestro – Huancayo	34,978	32,342	2017	DCF
Cuzco	28,167	27,513	2017	DCF
Panorama – Lima	22,136	20,669	2016	DCF
Trujillo	16,225	15,815	2016	DCF
Cercado de Lima – Lima	15,908	14,543	2017	DCF
Pardo y Aliaga – Lima	14,790	16,755	2008	DCF
Pardo (Vivanda) (d)	12,903	4,004	2021	DCF
Others	34,588	33,144	—	DCF

	828,046	799,435

Total	1,298,892	1,287,717

DCF: Discounted cash flow

(i)	Financial assets classified by the Group as Level 3. During 2023 and 2022, there were no transfers between levels of hierarchy, see Note 3.4(z)
(ii)	As of December 31, 2023 and 2022, there are no liens on investment property.

F-
9
9

Notes to the consolidated financial statements (continued)

(b)	The net gain on investment properties as of December 31, 2023, 2022 and 2021, consists of the following:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)
Income from rental of investment property	65,961	65,485	57,430
Gain on valuation of investment property	7,111	19,146	21,969

Total	73,072	84,631	79,399

(c)	The movement of investment property for the years ended December 31, 2023, 2022 and 2021, is as follows:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)
Beginning of year balances	1,287,717	1,224,454	1,043,978
Additions	16,903	34,760	156,892
Valuation gain	7,111	19,146	21,969
Net transfers, Note 3.4(o)	(12,839)	9,357	1,615

End of year balances	1,298,892	1,287,717	1,224,454

(d)
During 2023, the main additions correspond to the purchase of the “Pardo (Vivanda)” building, which was purchased from a related party, in cash; and disbursements related to the construction of the building “Orquídeas (San Isidro)”, located in Lima.

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

(e)	Fair value measurement – Investment property and investment property under construction
Valuation techniques -
The discounted cash flow (“DCF”) method is used for completed shopping malls, buildings and investment property built on land leases and owned lands.
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
The fair value of land is determined based on the value assigned by an external appraiser. The external appraiser uses the market comparable method. Under this method a property’s fair value is estimated based on comparable transactions.

F-
100

Notes to the consolidated financial statements (continued)

The unit of comparison applied by the Group is the price per square meter. Following are the minimum ranges, maximum ranges and the average price for the land, before any adjustment:

	Minimum range	Maximum range	Average
	US$ per m2	US$ per m2	US$ per m2
San Isidro – Lima	5,400	8,487	7,062
San Martin de Porres – Lima	1,081	1,425	1,254
Piura	650	850	743
Ate Vitarte - Lima	1,268	1,458	1,394
Other minors	156	383	232
Main assumptions
Below is a brief description of the assumptions considered in the determination of cash flows as of December 31, 2023 and 2022:

•	ERV (Estimated Rental Value) -
Corresponds to the Estimated Rental Value, that is, the rent amount under which the space could be rented considering the prevailing market conditions at the valuation date.

•	Long-term inflation -
It is the increase in the general level of prices expected in Peru for the long term.

•	Long-term occupancy rate -
It is the expected occupancy level of lessees in the leased properties.

•	Average growth rate of rental income -
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
It reflects the current market risk and the uncertainty associated with obtaining cash flows.

F-
101

Notes to the consolidated financial statements (continued)

The main assumptions used in the valuation and estimation of the market value of investment property are detailed below:

	US$ / Percentage
	2023		2022
Average ERV	US$	129.3	US$	125.9
Long-term inflation		2.9%		3.1%
Long-term occupancy rate		97.1%		97.1%
Average growth rate of rental income		3.1%		2.9%
Average NOI margin		93.0%		93.7%
Discount rate		9.6%		10.3%
Sensitivity analysis -
The sensitivity analysis on the valuation of investment property, against changes in factors deemed relevant by Management, is presented below:

		2023	2022
		S/(000)	S/(000)
Average growth rate of rental income (basis) -
Increase	+0.25%	20,853	10,474
Decrease	-0.25%	(16,791)	(10,107)
Long-term inflation (basis) -
Increase	+0.25%	17,833	16,133
Decrease	-0.25%	(13,824)	(15,017)
Discount rate (basis) -
Increase	+0.5%	(50,337)	(47,957)
Decrease	-0.5%	62,076	55,135
Likewise, a significant increase (decrease) in the price per square meter of the land lots could result in a significantly higher (lower) fair value measurement.

(f)	Below are the nominal amounts of the future minimum fixed rental income of the Group’s investment property (operating leases):

Year	2023	2022
	S/(000)	S/(000)
Within 1 year	69,078	61,557
After 1 year but not more than 5 years	255,898	241,546
Over 5 years	855,949	865,407

Total	1,180,925	1,168,510

The minimum rental income is computed considering a period between 20 and 27 years as of December 31, 2023 (between 20 and 28 years as of December 31, 2022).

F-
102

Notes to the consolidated financial statements (continued)

8.	Property, furniture and equipment, net

(a)	The movement of property, furniture and equipment and depreciation for the years ended December 31, 2023, 2022 and 2021, is as follows:

						Right-of-use assets
Description	Land	Buildings, facilities and leasehold improvements	Furniture and equipment	Vehicles	Assets and work-in-progress	Buildings and facilities	Furniture and equipment	Total 2023	Total 2022	Total 2021
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance as of January 1	141,206	600,168	806,066	1,233	34,014	279,998	2,292	1,864,977	1,826,051	1,781,765
Acquisition of Izipay, Note 1(d)	—	—	—	—	—	—	—	—	90,079	—
Additions	—	3,684	108,077	—	35,884	35,901	—	183,546	168,214	118,974
Transfers	—	6,974	4,171	—	(26,494)	—	15,349	—	—	—
Transfer (to) from investment property, Note 3.4(o)	(1,231)	13,426	(2)	—	—	—	—	12,193	(10,643)	(2,029)
Disposals, write-offs and others (d)	(14,153)	(11,434)	(27,515)	(17)	(198)	(14,973)	—	(68,290)	(208,724)	(72,659)

Balance as of December 31	125,822	612,818	890,797	1,216	43,206	300,926	17,641	1,992,426	1,864,977	1,826,051

Depreciation
Balance as of January 1	—	(312,150)	(582,287)	(951)	—	(175,961)	(2,196)	(1,073,545)	(1,010,933)	(937,338)
Depreciation of the year	—	(20,599)	(71,113)	(119)	—	(49,209)	(14,983)	(156,023)	(133,825)	(121,932)
Transfer to (from) investment property, Note 3.4(o)	—	—	—	—	—	—	—	—	1,286	1,038
Disposals, write-offs and others (d)	—	7,282	24,642	12	—	10,038	—	41,974	69,927	47,299

Balance as of December 31	—	(325,467)	(628,758)	(1,058)	—	(215,132)	(17,179)	(1,187,594)	(1,073,545)	(1,010,933)

Net book value	125,822	287,351	262,039	158	43,206	85,794	462	804,832	791,432	815,118

(b)	Financial entities in Peru are prohibited from pledging their fixed assets.

(c)
Management periodically reviews the residual values, useful life and the depreciation method to ensure they are consistent with the economic benefits and life expectation of property, furniture and equipment. In Management’s opinion, there is no evidence of impairment in property, furniture and equipment as of December 31, 2023, 2022 and 2021.

(d)
During 2023, transactions includes the sale of a property, performed by Interbank to a third party, for US$
8,552,000 (equivalent to approximately S/32,667,000), with a net disposal cost of S/17,367,000. The gain generated from the sale amounted to S/15,300,000, and was recorded as “Gain on sale of Property, furniture and equipment” in the caption “Other income and (expenses)” in the consolidated statement of income; see Note 21.

During 2022, transactions includes the sale of a land lot, performed by Interbank to a related entity, for US$
14,100,000 (equivalent to approximately S/54,313,000), with a net disposal cost of S/44,374,000. The gain generated from the sale amounted to S/9,939,000, and was recorded as “Gain on sale of Property, furniture and equipment” in the caption “Other income and (expenses)” in the consolidated statement of income; see Note 21. Additionally, includes the sale of two land lots from Interseguro to a related entity, recorded as financial lease according to IFRS 16. This sale implied the derecognition of a right-of-use asset, net of depreciation, for S/59,051,000, alongside a derecognition of a right-of-use liability for S/77,305,000 (see Note 8(e)), generating a net disposal cost of S/18,253,000 and a gain amount ing
to S/1,841,000,
presented as “Gain on sale of Property, furniture and equipment” in the caption “Other income and (expenses)” in the consolidated statement of income; see Note 21.

F-
103

Notes to the consolidated financial statements (continued)

(e)	The following table shows the book values of lease liabilities (included in the caption “Other accounts payable, provisions and other liabilities”); see Note 10(a) and the movement of the year:

	2023	2022
	S/(000)	S/(000)
As of January 1	112,581	234,946
Additions	35,900	40,610
Interest expenses, Note 19(a)	5,562	9,283
Disposals (*)	(5,433)	(106,990)
Exchange differences	(279)	(2,948)
Payments	(57,818)	(62,320)

As of December 31	90,513	112,581

(*) As of December 31, 2022, these withdrawals are mainly related to the sale of land carried out by Interseguro, see (d) above.
As of December 31, 2023 and 2022, the amortization schedule of these obligations is as follows:

	2023	2022
	S/(000)	S/(000)
2023	-	38,095
2024	2,709	27,497
2025	31,956	18,571
2026	20,801	15,698
2027 onwards	35,047	12,720

Total	90,513	112,581

F-
104

Notes to the consolidated financial statements (continued)

The following table shows the amounts recognized in the consolidated statement of income:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)
Depreciation expenses of right-of-use assets	49,305	53,134	58,698
Interest expenses of lease liabilities, Note 19(a)	5,562	9,283	14,004
Expenses related to short-term and low-value assets leases (included in administrative expenses, see Note 24(c))	9,643	10,958	11,841

Total amount recognized in the consolidated statement of income	64,510	73,375	84,543

During year 2023, the Group paid leases for approximately S/89,334,000 (S/146,982,000 during year 2022).

F-10
5

Notes to the consolidated financial statements (continued)

9.	Intangible and goodwill, net

(a)	Intangible assets
The movement of intangible assets and amortization for the years ended December 31, 2023, 2022 and 2021, is as follows:

	2023								2022	2021
Description	Software	Software development	Relationship with clients	Brand	Database	Other intangible	Goodwill (b and c)	Total	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance as of January 1	1,305,807	206,420	110,042	82,546	97,016	227,580	669,075	2,698,486	1,908,144	1,748,222
Acquisition of Izipay, Note 1(d)	—	—	—	—	—	—	—	—	569,850	—
Additions	189,444	85,575	—	—	—	5,369	—	280,388	227,270	170,528
Transfers	105,019	(104,979)	—	—	—	(40)	—	—	—	—
Disposals and write-offs, Note 21(a)	—	—	—	—	—	(3,842)	—	(3,842)	(6,778)	(10,606)

Balance as of December 31	1,600,270	187,016	110,042	82,546	97,016	229,067	669,075	2,975,032	2,698,486	1,908,144

Amortization
Balance as of January 1	(942,142)	—	(8,253)	—	(7,276)	(107,613)	—	(1,065,284)	(863,395)	(705,637)
Amortization of the year	(183,981)	—	(11,004)	—	(9,702)	(18,328)	—	(223,015)	(202,401)	(157,758)
Disposals and write-offs	—	—	—	—	—	387	—	387	512	—

Balance as of December 31	(1,126,123)	—	(19,257)	—	(16,978)	(125,554)	—	(1,287,912)	(1,065,284)	(863,395)

Net book value	474,147	187,016	90,785	82,546	80,038	103,513	669,075	1,687,120	1,633,202	1,044,749

Management assesses periodically the amortization method used with the purpose of ensuring that it is consistent with the economic benefit of the intangible assets. In Management’s opinion, there is no evidence of impairment in the Group’s intangible assets as of December 31, 2023, 2022 and 2021.

F-10
6

Notes to the consolidated financial statements (continued)

(b)	Goodwill of Seguros Sura:
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
The goodwill recorded by the Group has been allocated to the CGU (cash generated unit) comprised of the merged entity.
The recoverable amount for the CGU was determined based on the income approach, specifically the dividend discount model.
As of December 31, 2023 and 2022, the key assumptions used for the calculation of fair value are:

•	Perpetuity growth rate: 6.3% (2023) and 4.5% (2022)

•	Discount rate: 14.3% (2023) and 12.5% (2022)
10-year cash flows plus an estimation of the value at perpetuity were included in the dividend discount model. The estimated growth rates are based on the historical performance and the expectations of Management over the development of the market. Long-term perpetuity growth rate was determined based on reports from the sector.
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
The key assumptions described above can change if the market conditions and the economy change. As of December 31, 2023 and 2022, the Group estimates that the reasonableness of possible changes in these assumptions would not make the recoverable amount of the CGU decrease to an amount lower than its book value.

F-10
7

Notes to the consolidated financial statements (continued)

(c)	Goodwill and indefinite-lived intangible of Izipay:
In April 2022, IFS acquired 50 percent of Izipay, through the method of step acquisitions, adjusting at fair value the previous participation held by IFS in Izipay through its Subsidiary Interbank (50 percent).
The goodwill resulting from the acquisition of Izipay, equivalent to S/ 238,429,000, represents the future synergies that are expected to arise from the combination of operations and other efficiencies not included in the intangibles of the current value of the ongoing business. The value of the brand resulting from the acquisition of Izipay was equivalent to S/82,546,000.
The goodwill and the indefinite-lived brand recorded by the Group has been assigned to the CGU (cash-generating unit) consisting of the acquired entities, Izipay.
The recoverable amount for the CGU has been determined based on the method of discounted cash flows.
As of December 31, 2023, the key assumptions used for the calculation of the fair value are the following:

•	Perpetual growth rate: 3.0% (2023 and 2022)

•	Discount rate: 13.95% (2023) and 13.65% (2022)
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
The key assumptions described before can change if market conditions and the economy change. As of December 31, 2023 and 2022, the Group estimates that the reasonableness of these possible changes in these assumptions would not originate that the recoverable amount of the CGU decreases below its book value.

F-1
0
8

Notes to the consolidated financial statements (continued)

10.	Other accounts receivable and other assets, net, and other accounts payable, provisions and other liabilities

(a)	These captions are comprised of the following:

	2023	2022
	S/(000)	S/(000)
Other accounts receivable and other assets
Financial instruments
Other accounts receivable, net	663,090	622,690
POS commission receivable	420,644	122,142
Accounts receivable related to derivative financial instruments (b)	158,101	515,800
Operations in process (d)	83,640	112,195
Accounts receivable from sale of investments (c)	63,466	37,987
Others	15,640	24,753

	1,404,581	1,435,567

Non-financial instruments
Tax paid to recover	422,248	26,759
Deferred charges	101,551	92,865
Deferred cost of POS affiliation and registration	92,511	95,265
Tax credit for General Sales Tax – IGV	32,482	17,623
Realizable assets, received as payment and seized through legal actions	28,933	27,266
Investments in associates	22,548	22,728
POS equipment supplies (*)	14,854	18,698
Others	5,440	7,192

	720,567	308,396

Total	2,125,148	1,743,963

(*)	Comprises the Points of Sale (“POS”) required for the rendering of the service. Their supplies are recorded at cost, which is determined by applying the weighted average method.

F-1
0
9

Notes to the consolidated financial statements (continued)

	2023	2022
	S/(000)	S/(000)
Other accounts payable, provisions and other liabilities
Financial instruments
Contract liability with investment component, Note 3.4(d)	883,268	873,500
Other accounts payable	855,067	726,983
Third party compensation (**)	763,039	386,136
Operations in process (d)	226,428	184,584
Accounts payable related to derivative financial instruments (b)	145,395	297,038
Accounts payable for acquisitions of investments (c)	106,955	53,905
Workers’ profit sharing and salaries payable	105,734	154,460
Lease liabilities, Note 8(e)	90,513	112,581
Allowance for indirect loan losses, Note 6(d.2)	17,932	35,495
Accounts payable to reinsurers and coinsurers	7,260	5,648

	3,201,591	2,830,330

Non-financial instruments
Taxes payable	80,331	138,819
Provision for other contingencies	70,671	79,304
Registration for use of POS	21,962	17,029
Deferred income (***)	23,490	57,001
Others	9,315	6,681

	205,769	298,834

Total	3,407,360	3,129,164

(**)
Corresponds mainly to outstanding balances payable to affiliated businesses, for the consumptions made by the cards users, net of the respective fee charged by Izipay, which are mainly settled the day after the transaction was made.

(***)
Corresponds mainly to deferred fees for indirect loans (mainly guarantee letters) and the transactions registered in Izipay related to installments pending of accrual within the contract’s term with affiliated businesses.

F-1
1
0

Notes to the consolidated financial statements (continued)

(b)
The following table presents, as of December 31, 2023 and 2022, the fair value of derivative financial instruments recorded as assets or liabilities, including their notional amounts. The notional gross amount is the nominal amount of the derivative’s underlying asset, and it is the base over which changes in the fair value of derivatives are measured; see Note 18(a):

	Note		Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
			S/(000)	S/(000)	S/(000)	S/(000)
2023
Derivatives held for trading (*) -
Forward exchange contracts			36,595	29,517	4,875,692	—	Between January 2024 and December 2025	—	—
Interest rate swaps			40,350	25,196	1,530,493	—	Between March 2024 and June 2036	—	—
Cross swaps			20,982	44,897	1,370,799	—	Between January 2024 and April 2028	—	—
Options			1,172	1,174	279,047	—	Between January 2024 and December 2024	—	—

			99,099	100,784	8,056,031	—
Derivatives held as hedges -
Cash flow hedges:
Cross currency swaps (CCS)	13	(f)	2,958	7,383	1,112,700	(10,199)	October 2026	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	13	(h)	56,044	—	556,950	(3,309)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	12	(d.5)	—	3,020	241,085	(1,374)	Between January 2025 and June 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	12	(d.8)	—	3,823	185,450	(1,234)	May 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	12	(d.9)	—	6,708	111,270	(578)	August 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	12	(d.10)	—	9,442	111,270	(277)	October 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	13	(h)	—	5,245	74,260	(2,401)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	13	(h)	—	5,041	74,260	(1,923)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	12	(d.13)	—	811	74,180	(619)	February 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	12	(e.1)	—	3,138	37,090	(88)	November 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	13	(i)	—	—	—	(669)	—	Corporate bonds	Bonds, notes and obligations outstanding

			59,002	44,611	2,578,515	(22,671)

			158,101	145,395	10,634,546	(22,671)

F-1
1
1

Notes to the consolidated financial statements (continued)

	Note	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
		S/(000)	S/(000)	S/(000)	S/(000)
2022
Derivatives held for trading (*) -
Forward exchange contracts		58,201	27,556	6,328,060	—	Between January 2023 and December 2023	—	—
Interest rate swaps		77,045	141,823	2,672,533	—	Between January 2023 and March 2029	—	—
Currency swaps		67,737	38,551	2,424,566	—	Between January 2023 and June 2036	—	—
Cross currency swaps		—	75,489	224,485	—	January 2023	—	—
Options		99	463	80,151	—	Between January 2023 and December 2023	—	—

		203,082	283,882	11,729,795	—
Derivatives held as hedges -
Cash flow hedges:
Cross currency swaps (CCS)	13(i)	237,438	—	1,681,974	(20,199)	January 2023	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	13(h)	75,280	—	573,000	(33,565)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	12(d.9)	—	3,916	114,420	360	August 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	12(d.10)	—	6,295	114,420	(355)	October 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	12(d.5)	—	931	57,210	(225)	January 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	12(e.1)	—	2,014	38,140	(156)	November 2024	Due to banks	Due to banks and correspondents

		312,718	13,156	2,579,164	(54,140)

		515,800	297,038	14,308,959	(54,140)

(*)
During the years 2023, 2022 and 2021, the Group recognized gains for S/68,315,000 and losses for S/4,523,000 and S/60,275,000, respectively, as a result of the valuation of derivative financial instruments held for trading, which were recorded in the caption “Net (loss) gain from financial assets at fair value through profit or loss” in the consolidated statement of income.

(i)	As of December 31, 2023 and 2022, certain derivative financial instruments hold collateral deposits; see Note 4(d).

(ii)
For the designated hedging derivatives mentioned in the table above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness as of December 31, 2023 and 2022. During 2023 and 2022, there were no discontinued hedges accounting.

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

(iv)
The future effect of current cash flow hedges on the consolidated statement of income, net of the deferred Income Tax, which will be included in the caption “Net (loss) gain of financial assets at fair value through profit or loss” when realized, is presented below:

	As of December 31, 2023				As of December 31, 2022
	Up to 1 year	From 1 to 3 years	Over 3 years	Expected effect	Up to 1 year	From 1 to 3 years	Over 3 years	Expected effect
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of income – (Expense) income	(2,139)	(13,717)	(16,077)	(31,933)	429	(731)	(8,960)	(9,262)

The transfer of net unrealized losses on cash flow hedges to the consolidated statement of income is presented in Note 16(d) and 16(e).

F-1
12

Notes to the consolidated financial statements (continued)

(v)	The gain (loss) for cash flow hedges reclassified to the consolidated statement of income for the years ended as of December 31, 2023 and 2022, is as follows:

	2023	2022
	S/(000)	S/(000)
Interest expenses from cash flow hedges	(116,885)	(78,300)
Interest income from cash flow hedges	92,637	62,158
Expenses for exchange differences from cash flow hedges	(136,625)	(337,907)
Income for exchange differences from cash flow hedges	118,180	225,399

	(42,693)	(128,650)

These amounts offset the effects of interest rate risk and exchange rate risk on the hedged item.
The following table shows hedging instruments that the Group uses in its cash flow hedges due to maturities:

December 31, 2023	Up to 1 month	3 to 12 months	1 to 5 years	Over 5 years	Total
Cross currency swaps (CCS)
Notional	—	259,630	2,318,885	—	2,578,515
Average interest rate in US Dollars	—	3.60%	3.07%	—	—
Average interest rate in Soles	—	8.09%	3.86%	—	—
Average exchange rate Soles / US Dollar	—	3.94	3.66	—	—

December 31, 2022	Up to 1 month	3 to 12 months	1 to 5 years	Over 5 years	Total
Cross currency swaps (CCS)
Notional	1,681,974	—	897,190	—	2,579,164
Average interest rate in US Dollars	3.38%	—	3.80%	—	—
Average interest rate in Soles	4.87%	—	5.03%	—	—
Average exchange rate Soles / US Dollar	3.26	—	3.58	—	—

F-1
13

Notes to the consolidated financial statements (continued)

(vi)
The following table shows the nominal value and the weighted average maturity of derivative and non-derivative financial instruments that were subject to the reform of the reference interest rate, see Note 3.4(ah):

Derivative financial instruments	2022
	Derivative nominal value (*) S/(000)	Average term in years (*)
Position purchased (LIBOR is paid)
Interest rate swaps
3-month LIBOR	208,002	5.8
6-month LIBOR	278,060	8.2

	486,062

Cross currency swaps
6-month LIBOR	114,420	1.5

Total	600,482

Position sold (LIBOR is received)
Interest rate swaps
3-month LIBOR	251,873	5.3
6-month LIBOR	346,712	7.1

	598,585

Cross currency swaps
6-month LIBOR	202,142	1.8

Total	800,727

(*)	Balances as of December 31, 2022, that changed to the new benchmark rate on June 30, 2023.
As of December 31, 2022, the Group does not present derivative financial instruments classified as hedge accounting that are subject to the interest rate benchmark reform; see Note 3.4(ah).

	2022
Non-derivative financial instruments	Nominal value	Average term in years
	S/(000)
Asset
Loans
1-month LIBOR	—	—
3-month LIBOR	465,494	3.8
6-month LIBOR	197,891	11.8

Total	663,385

Liability
Issuances
3-month LIBOR	1,144,200	5.0

Total	1,144,200

F-1
14

Notes to the consolidated financial statements (continued)

(c)
As of December 31, 2023 and 2022, corresponds to accounts receivable and payable for the sale and purchase of financial investments negotiated during the last days of the month, which were settled at the beginning of the following month. As of said dates, the balance corresponds mainly to the purchase and sale of Sovereign Bonds issued by the Peruvian Government and Global Bonds issued by the Treasury of the United States of America.

(d)
Operations in process include transactions made during the last days of the month and other types of similar transactions that are reclassified to their corresponding accounting accounts in the following month. These transactions do not affect the consolidated statement of income.

11.	Deposits and obligations

(a)	This caption is made up as follows:

	2023	2022
	S/(000)	S/(000)
Saving deposits	17,756,097	20,911,746
Time deposits (e)	17,288,629	12,866,602
Demand deposits	13,376,375	13,824,824
Compensation for service time (c)	760,551	921,288
Other obligations	6,582	6,248

Total	49,188,234	48,530,708

(b)	Interest rates applied to deposits and obligations are determined based on the market interest rates.

(c)
In May 2022, through Act No. 31480 “Act Authorizing the Withdrawal of Severance Indemnities to Cover Economic Needs Caused by the Covid-19 Pandemic”, the Peruvian government authorized clients, until December 31, 2023, to withdraw 100 percent of these deposits. As part of this benefit, during 2023 approximately 308,000 clients withdrew approximately S/1,061,734,000 (during 2022, approximately 261,000 clients withdrew approximately S/767,470,000).

(d)
As of December 31, 2023 and 2022, deposits and obligations of approximately S/18,668,431,000 and S/18,368,816,000, respectively, are covered by the Peruvian Deposit Insurance Fund. Likewise, at those dates, the coverage of the Deposit Insurance Fund by each client is up to S/123,810 and S/125,603, respectively.

F-11
5

Notes to the consolidated financial statements (continued)

(e)	The table below presents the balance of time deposits classified by maturity as of December 31, 2023 and 2022:

	2023	2022
	S/(000)	S/(000)
Up to 1 month	6,131,655	2,797,703
From 1 to 3 months	3,890,589	1,973,288
From 3 months to 1 year	6,458,103	6,788,680
From 1 to 5 years	512,280	1,023,473
Over 5 years	296,002	283,458

Total	17,288,629	12,866,602

12.	Due to banks and correspondents

(a)	This caption is comprised of the following:

	2023	2022
	S/(000)	S/(000)
By type -
Banco Central de Reserva del Peru (b)	3,683,687	4,481,138
Promotional credit lines (c)	2,014,600	1,863,482
Loans received from foreign entities (d)	2,895,637	339,446
Loans received from Peruvian entities (e)	309,525	357,770

	8,903,449	7,041,836
Interest and commissions payable	122,481	58,810

	9,025,930	7,100,646

	2023	2022
	S/(000)	S/(000)
By term -
Short term	4,852,495	2,433,459
Long term	4,173,435	4,667,187

Total	9,025,930	7,100,646

(b)
As part of the exceptional measures implemented to mitigate the financial and economic impact generated by the Covid-19 pandemic, see Note 1(c), the BCRP issued a series of regulations related to the loans repurchase agreements. In this sense, during 2022, Interbank took in repurchase agreements of loan portfolios for an amount of S
/42,461,000.

As of December 31, 2023, includes repurchase operations on loans represented by securities according to which Interbank receives a debt in local currency for approximately S/540,158,000 (S/1,909,375,000 as of December 31, 2022), and gives commercial and micro and small business loans as guarantee; see Note 6(a). As of December 31, 2023, these obligations have maturities between July 2024 and November 2025, and accrue interest at effective rates 0.50 percent; these operations accrued interest payable for approximately S/114,000 (as of December 31, 2022, these obligations have maturities between May 2023 and November 2025, and accrued interest at effective rates between 0.50 percent; these operations accrued interest payable for S/4,049,000).
Additionally, as of December 31, 2023, it includes repurchase agreements whereby Interbank receives a debt in Soles for approximately S/3,143,529,000 and delivers securities of its investment portfolio as guarantees. In relation to said operations, Interbank delivered as guarantees Peruvian Sovereign Bonds and Negotiable Certificates of Deposits issued by the BCRP, which are recorded as investments at fair value through other comprehensive income and investments at

F-11
6

Notes to the consolidated financial statements (continued)

amortized cost; see Note 5(b) and (d), respectively. These operations have a maturity between January 2024 and October 2024 and accrue interest at effective interest rates between 0.50 percent and 7.33 percent. These operations accrue interest payable for approximately S/59,864,000 (as of December 31, 2022, Interbank received a debt in Soles for approximately S/2,571,763,000, and gave as guarantee
s
Peruvian Sovereign Bonds, which are recorded as investments at fair value through other comprehensive income and at amortized cost, see Note 5(b) and (d), with maturities between January 2023 and October 2024, and accrued interest at effective interest rates between 0.50 percent and 8.64 percent, and accrued interest payable for approximately S/45,150,000).

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

As of December 31, 2023, COFIDE’s loans accrued, in foreign currency, an effective annual interest rate that fluctuated between 5.81 percent and 10.62 percent, and maturities between December 2029 and October 2034 (as of December 31, 2022, they accrued, in local currency, an effective annual interest rate that fluctuated between 7.55 percent and 7.67 percent, and maturities in January 2027, and
,
in foreign currency
,
fluctuated between 5.81 percent and 8.05 percent, and maturities between December 2029 and October 2034).
As of December 31, 2023, FMV’s loans accrued, in local currency, an effective annual interest rate that fluctuated between 5.0 percent and 8.30 percent, and maturities between January 2024 and December 2048
,
and
,
in foreign currency
,
of 7.75 percent
,
and maturities between January 2024 and November 2028 (as of December 31, 2022, accrued in local currency, an effective annual interest rate between 5.00 and 8.30 percent, and maturities between January 2023 and December 2047, and in foreign currency, 7.75 percent
,
and maturities between January 2023 and November 2028).

F-11
7

Notes to the consolidated financial statements (continued)

(d)	As of December 31, 2023 and 2022, corresponds to the following funding in foreign currency:

Entity	Country	Final maturity	2023	2022
			S/(000)	S/(000)
Standard Chartered Bank London (d.1)	United Kingdom	2026	662,161	—
Wells Fargo (d.2)	United States of America	2024	296,720	—
Citigroup Global Markets Inc. (d.3)	United States of America	2026	289,867	—
Sumitomo Mitsui Banking (d.4)	Japan	2026	259,630	—
Banco del Estado de Chile (d.5)	Chile	2025	241,085	57,210
Bank of America (d.6)	United States of America	2024	203,995	—
Bank of Montreal (d.7)	Canada	2024	185,450	—
Banco Bilbao Vizcaya Argentaria NY Branch (d.8)	Spain	2025	185,450	—
Caixabank S.A. Barcelona (d.9)	Spain	2024	166,905	114,420
JP Morgan Chase Bank NY (d.10)	United States of America	2024	111,270	114,420
Bank of New York (d.11)	United States of America	2024	92,725	—
Bank J. Safra Sarasin (d.12)	Switzerland	2024 / 2023	81,598	53,396
Standard Chartered Bank NY (d.13)	United States of America	2025	74,180	—
HSBC Branch India (d.14)	India	2024	37,090	—
Banco Interamericano de Desarrollo (d.15)	Multilateral	2024	7,511	—

			2,895,637	339,446

During the year 2023, the operations with foreign entities accrued an average interest rate between 6-month Term SOFR plus
0.75 percent and 6-month Term SOFR plus 1.70 percent (between 6-month Term SOFR plus 0.44 percent and 6-month Term SOFR plus 1.99 percent, during the year 2022).

(d.1)
Correspond to two loans received in March and June 2023 for S/281,784,000 and S/380,377,000, respectively, which accrue interest at a nominal annual rate of 7.51 percent and 6.55 percent, respectively.

(d.2)	Correspond to two loans received in July and September 2023 for US$30,000,000 and US$50,000,000, respectively, which accrue interest at the 6-month Term SOFR rate plus 0.73 percent.

(d.3)	Correspond to a loan received in April 2023 for S/289,867,000, which accrues interest at a nominal annual rate of 7.5 percent.

(d.4)	Correspond to a loan received in December 2023 for US$70,000,000, which accrues interest at the 6-month Term SOFR rate plus 1.60 percent.

F-1
1
8

Notes to the consolidated financial statements (continued)

(d.5)
Correspond to two loans received in May 2023 and December 2022 for US$50,000,000 and US$15,000,000, respectively, which accrue interest at the 6-month Term SOFR rate plus 1.70 percent and 6-month Term SOFR rate plus 1.99 percent, respectively. As of December 31, 2023, Interbank holds two cross currency swap contracts for a total of US$65,000,000 (approximately equivalent to S/241,085,000) that were designated as cash flow hedges (a contract for US$15,000,000, approximately equivalent to S/57,210,000, as of December 31, 2022); see Note 10(b). Through these operations, the loans were economically converted to fixed rates of 8.59 percent and 7.88 percent, respectively.

(d.6)
Correspond to two loans received in July and December 2023 for US$20,000,000 and US$35,000,000, respectively, which accrue interest at the 6-month Term SOFR rate plus 0.73 percent and 3-month Term SOFR rate plus 0.78 percent, respectively.

(d.7)	Correspond to a loan received in March 2023 for US$50,000,000, which accrues interest at the 6-month Term SOFR rate plus 0.95 percent.

(d.8)
Correspond to a loan received in April 2023 for US$50,000,000, which accrues interest at the 6-month Term SOFR rate plus

1.70 percent. In April 2023, Interbank signed a cross currency swap contract for a total of US$ 50,000,000 (approximately equivalent to S/185,450,000), which was designated as cash flow hedge; see Note 10(b). Through these operations, the loans were economically converted to a fixed rate of 7.90 percent.

(d.9)
Correspond to two loans received in December 2023 and July 2022 for US$15,000,000 and US$30,000,000, respectively, which accrue interest at the 6-month Term SOFR rate plus 0.74 percent and 6-month Term SOFR rate plus 1.35 percent, respectively. As of December 31, 2023, Interbank holds a cross currency swap contract for an amount of US$30,000,000 (approximately equivalent to S/111,270,000), which was designated as cash flow hedge; (a contract of US$30,000,000, approximately equivalent to S/114,420,000, as of December 31, 2022), see Note 10(b). Through this operation, the loan was economically converted to a fixed rate of 7.74 percent.

(d.10)
Correspond to a loan received in September 2022 for US$30,000,000, which accrue
s
interest at the 6-month Term SOFR rate plus 1.75 percent. As of December 31, 2023, Interbank holds a cross currency swap contract for an amount of US$30,000,000 (approximately equivalent to S/111,270,000), which was designated as cash flow hedge; (a contract of US$30,000,000, approximately equivalent to S/114,420,000, as of December 31, 2022) see Note 10(b). Through this operation, the loan was economically converted to a fixed rate of 8.40 percent.

(d.11)	Correspond to a loan received in October 2023 for US$25,000,000, which accrue s interest at the 6-month Term SOFR rate plus 0.73 percent.

(d.12)
Correspond to two loans received by Inteligo Bank in December 2023 for US$7,000,000 and US$15,000,000, which accrue interest at annual effective rates of 6.53 percent and 6.58 percent, respectively, and are guaranteed by corporate bonds. As of December 31, 2022, corresponded to a loan received by Inteligo Bank in December 22 for US$14,000,000, which accrued interest at the annual effective rate of 5.61 percent, and was guaranteed by corporate bonds; see Note 5(b).

F-1
1
9

Notes to the consolidated financial statements (continued)

(d.13)
Correspond to a loan received in January 2023 for US$20,000,000, which accrue
s
interest at the 3-month Term SOFR rate plus 1.90 percent. As of December 31, 2023, Interbank holds a cross currency swap contract for an amount of US$20,000,000 (approximately equivalent to S/74,180,000), which was designated as cash flow hedge; see Note 10(b). Through this operation, the loan was economically converted to a fixed rate of 8.59 percent.

(d.14)	Correspond to a loan received in March 2023 for US$10,000,000, which accrue s interest at the 12-month Term SOFR rate plus 1.35 percent.

(d.15)	Correspond to a loan received in October 2023 for US$2,025,000, which accrue s interest at the 3-month Term SOFR rate plus 0.75 percent.

(e)	As of December 31, 2023 and 2022, corresponds to the following funding in local and foreign currency:

	2023
Entity	Maturity	Currency	Book value
			S/(000)
Banco de Credito del Peru S.A.	Jan-24 / Jan-26	PEN	127,000
Scotiabank Peru S.A.A.	Jan-24 / Oct-25	PEN	75,465
Bank of GNB Peru S.A.	Jan-24	PEN	69,970
Bank of China (Peru) S.A.(e.1)	Nov-24	USD	37,090

			309,525

	2022
Entity	Maturity	Currency	Book value
			S/(000)
Scotiabank Peru S.A.A.	Jan-23 / Oct-25	PEN	120,718
Banco de Credito del Peru S.A.	Jan-23 / Oct-23	PEN	81,644
Bank of GNB Peru S.A.	Jan-23	PEN	71,500
Bank BBVA Continental	Jan-23	USD	45,768
Bank of China (Peru) S.A. (e.1)	Nov-24	USD	38,140

			357,770

(e.1)
As of December 31, 2023, includes a loan received from Bank of China Peru in October 2022 for US$10,000,000, which accrues interest at a 6-month Term SOFR rate plus 1.50 percent. As of December 31, 2023, Interbank holds a cross currency swap contract for an amount of US$10,000,000 (approximately equivalent to S/37,090,000), which was designated as cash flow hedge (a contract of US$10,000,000, approximately equivalent to S/38,140,000, as of December 31, 2022), see Note 10(b), through this operation, the loan was economically converted to a fixed rate of 8.18 percent.

(f)	As of December 31, 2023 and 2022, maturities are the following:

F-1
20

Notes to the consolidated financial statements (continued)

Year	2023	2022
	S/(000)	S/(000)
2023	—	2,433,459
2024	4,852,495	1,888,657
2025	1,185,753	1,331,489
2026	1,373,363	138,499
2027 onwards	1,614,319	1,308,542

Total	9,025,930	7,100,646

F-1
21

Notes to the consolidated financial statements (continued)

13.	Bonds, notes and other obligations

(a)	This caption is comprised of the following:

Issuance	Issuer	Annual interest rate	Interest payment	Maturity	Amount issued	2023	2022
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – second program (b)
Third (A series)	Interbank	7.50%	Semi-annually	2023	US$50,000	—	190,616
Second (A series)	Interbank	5.81%	Semi-annually	2023	S/150,000	—	149,998

						—	340,614

Subordinated bonds – third program (b)
Third - single series (c)	Interseguro	4.84%	Semi-annually	2030	US$25,000	92,725	95,350
First - single series	Interseguro	6.00%	Semi-annually	2029	US$20,000	74,102	76,213
Second - single series	Interseguro	4.34%	Semi-annually	2029	US$20,000	74,180	76,280

						241,007	247,843

Corporate bonds – second program
Fifth (A series)	Interbank	3.41% + VAC (*)	Semi-annually	2029	S/150,000	150,000	150,000

Total local issuances						391,007	738,457

International issuances
Subordinated bonds (d)	Interbank	4.000%	Semi-annually	2030	US$300,000	1,107,228	1,137,691
Corporate bonds (e)	Interbank	5.000%	Semi-annually	2026	S/312,000	311,644	311,522
Corporate bonds (f)	Interbank	3.250%	Semi-annually	2026	US$400,000	1,477,909	1,517,661
Subordinated bonds (g)	Interbank	6.625%	Semi-annually	2029	US$300,000	1,112,438	1,142,764
Senior bonds (h)	IFS	4.125%	Semi-annually	2027	US$300,000	1,045,258	1,074,396
Corporate bonds (i)	Interbank	3.375%	Semi-annually	2023	US$484,895	—	1,849,133

Total international issuances						5,054,477	7,033,167

Total local and international issuances						5,445,484	7,771,624

Interest payable						106,145	134,679

Total						5,551,629	7,906,303

(*)	The Spanish term “Valor de actualización constante” refers to amounts in Soles indexed by inflation.

F-1
22

Notes to the consolidated financial statements (continued)

(b)	Subordinated bonds do not have specific guarantees and, in accordance with SBS rules, qualify as second level equity (Tier 2) in the determination of the effective equity; see Note 16(f).
On January 11, 2023, Interbank redeemed the bond whose nominal value was S/150,000,000, and on December 13, 2023, redeemed the bond whose nominal value was US$ 50,000,000.

(c)
On September 29, 2020, Interseguro issued subordinated bonds denominated “Third Issuance of the Third Program of Subordinated Bonds Interseguro (Single Series)” for the amount of US$25,000,000, recorded in the Section “Transferable Securities and Issuance Programs” of the Public Registry of the Stock Market, under the Third Program of Subordinated Bonds of Interseguro.

(d)
On June 30, 2020, Interbank placed subordinated bonds called “4.00% Subordinated Notes due 2030” for an amount of US$300,000,000, under Rule 144A and Regulation S of the U.S. Securities Act of 1933 of the United States of America. The issuance date of these bonds was July 8, 2020.

Starting on July 8, 2025, prior
to
authorization by the SBS, Interbank will be able to redeem the entirety of the bonds, having to pay a redemption price of 100 percent of the issued subordinated bonds. From that date onwards, in case Interbank does not perform the early redemption, the interest rate will increase by 371.1 basis points. After July 8, 2025, prior to
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

As of December 31, 2023, Interbank holds four cross currency swap contracts for a total of US$300,000,000 (equivalent to approximately S/1,112,700,000), which were designated as cash flow hedges; see Note 10(b). Through these operations, part of the amount issued of said bonds was economically converted to Soles at rates of
 2.12, 5.10, 5.32 and 4.92 percent.

(g)	Beginning in March 2024, the interest rate changes to 8.625 percent. Since said date, Interbank can redeem the entirety of the bonds without penalties.
According to SBS regulations, this issuance qualifies as second level equity (“Tier 2”) in the determination of the effective equity.
As of December 31, 2023, Management does not have the intention to redeem these bonds before their maturity date; said situation could change in the future depending on the market conditions.

F-1
23

Notes to the consolidated financial statements (continued)

(h)
From 2018 until July 2027, IFS, at any time, can redeem these bonds, paying a penalty equal to the United States of America Treasury rate plus 30 basis points. The payment of principal will take place on the maturity date of the bonds or when IFS redeems them.

In October 2017, IFS entered a cross currency swap for US$150,000,000 (equivalent to approximately S/556,950,000 and S/573,000,000, as of December 31, 2023 and 2022, respectively). Lastly, during January and February 2023, IFS signed two cross currency swap contracts for US$20,000,000 each (equivalent to approximately S/74,260,000 each)
,
 which was designated as a cash flow hedge
;
 see Note 10(b).
As of December 31, 2023, Management does not intend to redeem these bonds before their maturity date; said situation may change in the future, depending on market conditions.

(i)
In January 2018, Interbank issued corporate bonds called “3.375 Senior Unsecured Notes” for US$200,000,000, under Rule 144A and Regulation S of the U.S. Securities Act of 1993 of the United States of America.

As part of said program, Interbank performed a bond swapping offer aimed to the bondholders of the corporate bonds called “5.750% Senior Notes due 2020” issued by its Panama branch, thus swapping bonds for an amount of US$263,322,000, which generated a swapping premium for approximately US$21,573,000, for an amount of US$284,895,000.
Considering the issuance of bonds in January 2018 and the exchange of bonds previously issued carried out on said date, the total balance of the “3.375 Senior Unsecured Notes” amounted to US$484,895,000.
As of December 31, 2022, Interbank held fourteen cross-currency swaps for US$441,000,000 (equivalent to approximately S/1,681,974,000), which were designated as cash flow hedges; see Note 10(b). Through these operations, part of the issued bonds amount was economically converted into Soles at an annual interest rate of

4.88
percent.
On January 18, 2023, the bond was paid according to its maturity date.

(j)
International issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters.

As of December 31, 2023 and 2022, the international issuances maintain mainly this common clause: submit audited financial statements on an annual basis and unaudited financial statements on a quarterly basis (both in Spanish and English). In the opinion of Group Management and its legal advisers, this clause has been met by the Group as of December 31, 2023 and 2022. In addition, Interbank maintains the following additional clauses: (i) limits regarding related party transactions that are not under market conditions and (ii) limits regarding consolidation, merger or transfer of Interbank assets. In the opinion of Interbank Management and its legal advisers, these clauses have been met by Interbank as of December 31, 2023 and 2022.

(k)	As of December 31, 2023 and 2022, the repayment schedule of these obligations is as follows:

F-1
24

Notes to the consolidated financial statements (continued)

Year	2023	2022
	S/(000)	S/(000)
2023	—	2,296,506
2024	71,709	—
2025	—	—
2026	1,789,553	1,829,183
2027 onwards	3,690,367	3,780,614

Total	5,551,629	7,906,303

F-12
5

Notes to the consolidated financial statements (continued)

14.	Assets and Liabilities for insurance and reinsurance contracts

(a)	This caption is comprised of the following:

	2023			2022
	Assets	Liabilities	Net	Assets	Liabilities	Net
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Reinsurance contracts held (*)	(26,287)	1,895	(24,392)	(34,053)	3,476	(30,577)
Insurance contracts issued
Liability for remaining coverage	—	12,000,220	12,000,220	—	11,022,665	11,022,665
Liability for incurred claims	—	205,421	205,421	—	205,180	205,180

Total insurance contracts issued (b) and (c)	—	12,205,641	12,205,641	—	11,227,845	11,227,845

Total insurance contracts issued and reinsurance contracts held	(26,287)	12,207,536	12,181,249	(34,053)	11,231,321	11,197,268

(*)	Correspond to the ceded part of the reinsurance contracts mainly life insurance contracts.
The Group disaggregates the information to provide disclosure regarding the life insurance contracts issued and reinsurance contracts issued separately. This disaggregation has been determined based on how the insurance company is managed.

F-12
6

Notes to the consolidated financial statements (continued)

(b)	The movement of issued insurance contract liabilities is presented below:

	2023
	Liabilities for remaining coverage		Liabilities for incurred claims in contracts measured by the general model (BBA) and variable fee approach (VFA)		Liabilities for incurred claims in contracts measured by the Premium Allocation Approach (PAA)
	Excluding loss component	Loss component	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2023	10,337,035	685,630	151,594	5,411	45,278	2,897	11,227,845
Insurance revenue	(720,636)	—	—	—	—	—	(720,636)
Contracts under fair value, BBA and VFA approach	(495,923)	—	—	—	—	—	(495,923)
Contracts under PAA approach	(224,713)	—	—	—	—	—	(224,713)
Insurance service expenses	127,009	(12,547)	433,958	(81)	106,801	(1,566)	653,574
Incurred claims and other expenses	—	—	965,054	(81)	58,884	(1,566)	1,022,291
Amortization of insurance acquisition cash flows	127,009	—	—	—	—	—	127,009
Losses on onerous contracts and reversals of those losses	—	(12,547)	—	—	—	—	(12,547)
Changes to liabilities for incurred claims	—	—	(531,096)	—	47,917	—	(483,179)

Insurance service result	(593,627)	(12,547)	433,958	(81)	106,801	(1,566)	(67,062)
Insurance financial expenses	1,499,572	29,771	—	—	(545)	—	1,528,798
Insurance financial result	543,941	29,771	—	—	(545)	—	573,167
Interest rate effect (*), see Note 3.4(d.1)	955,631	—	—	—	—	—	955,631
Effect of movements in exchange rates	(135,726)	(3,736)	(447)	(73)	(213)	(53)	(140,248)

Total changes in the statement of income and other comprehensive income	770,219	13,488	433,511	(154)	106,043	(1,619)	1,321,488

Total cash flows and investment component	193,895	(47)	(429,456)	—	(108,084)	—	(343,692)
Premiums received	974,312	—	—	—	—	—	974,312
Claims and other expenses paid	—	—	(996,755)	—	(108,084)	—	(1,104,839)
Insurance acquisition cash flows	(213,118)	(47)	—	—	—	—	(213,165)
Investment component	(567,299)	—	567,299	—	—	—	—

Balance as of December 31, 2023	11,301,149	699,071	155,649	5,257	43,237	1,278	12,205,641

(*)
Comprises the variation in market interest rate. In 2023, the rates for pension business in US Dollars presented a decrease from 6.472 percent in 2022 to 6.409 percent in 2023; whereas rates for pension business in soles presented a decrease from
8.139 percent in 2022 to 6.962
percent in 2023; and rates for pension business in soles VAC presented a decrease, from
4.765
percent in 2022 to 3.722 percent in 2023.

F-12
7

Notes to the consolidated financial statements (continued)

	2022
	Liabilities for remaining coverage		Liabilities for incurred claims in contracts measured by the general model (BBA) and variable fee approach (VFA)		Liabilities for incurred claims contracts measured by the Premium Allocation Approach (PAA)
	Excluding loss component	Loss component	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2022	12,063,449	509,792	164,040	5,936	43,508	1,242	12,787,967
Insurance revenue	(677,175)	—	—	—	—	—	(677,175)
Contracts under fair value, BBA and VFA approach	(462,266)	—	—	—	—	—	(462,266)
Contracts under PAA approach	(214,909)	—	—	—	—	—	(214,909)
Insurance service expenses	118,287	162,882	364,676	(509)	77,012	1,524	723,872
Incurred claims and other expenses	—	—	969,231	130	39,809	16,104	1,025,274
Amortization of insurance acquisition cash flows	118,287	—	—	—	—	—	118,287
Losses on onerous contracts and reversals of those losses	—	162,882	—	—	—	—	162,882
Changes to liabilities for incurred claims	—	—	(604,555)	(639)	37,203	(14,580)	(582,571)

Insurance service result	(558,888)	162,882	364,676	(509)	77,012	1,524	46,697
Insurance financial expenses	(1,251,364)	24,950	5,270	—	10,073	124	(1,210,947)
Insurance financial result	462,970	24,950	5,270	—	10,073	124	503,387
Interest rate effect (*), see Note 3.4(d.1)	(1,714,334)	—	—	—	—	—	(1,714,334)
					—	—
Effect of movements in exchange rates	(227,427)	(11,994)	(894)	(16)	(349)	7	(240,673)

Total changes in the statement of income and other comprehensive income	(2,037,679)	175,838	369,052	(525)	86,736	1,655	(1,404,923)

Total cash flows and investment component	311,265	—	(381,498)	—	(84,966)	—	(155,199)
Premiums received	1,036,338	—	—	—	—	—	1,036,338
Claims and other expenses paid	—	—	(913,330)	—	(84,966)	—	(998,296)
Insurance acquisition cash flows	(193,241)	—	—	—	—	—	(193,241)
Investment component	(531,832)	—	531,832	—	—	—	—

Balance as of December 31, 2022	10,337,035	685,630	151,594	5,411	45,278	2,897	11,227,845

(*)
Comprises the variation in market interest rate. In 2023, the rates for pension business in US Dollars presented an increase from 3.950 percent in 2021 to 6.472 percent in 2022; whereas rates for pension business in soles presented an increase from
6.817 percent in 2021 to 8.139
percent in 2022; and rates for pension business in soles VAC presented an increase, from
 3.734 percent in 2021 to 4.765 percent in 2022.

F-1
2
8

Notes to the consolidated financial statements (continued)

(c)
Following is the movement of the issued insurance contracts’ net assets or liability, showing the present value estimates of future cash flows, risk adjustment and the contractual service margin (CSM) for portfolios included in the life insurance unit:

	2023				2022
	Estimates of the present value of future cash flows	Risk Adjustment	Contractual Service Margin	Total	Estimates of the present value of future cash flows	Risk Adjustment	Contractual Service Margin	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1	10,256,194	277,973	599,799	11,133,966	11,867,379	343,110	491,244	12,701,733
Changes that relate to current services
Contractual service margin recognised for services provided	—	—	(80,622)	(80,622)	—	—	(70,761)	(70,761)
Risk adjustment recognised for the risk expired	—	(306)	—	(306)	—	(3,995)	—	(3,995)
Experience adjustments	(114,952)	—	—	(114,952)	84,129	—	—	84,129
Changes that relate to future services
Contracts initially recognised in the period	(249,907)	9,441	289,323	48,857	(259,667)	12,591	252,526	5,450
Changes in estimates that adjust the contractual service margin	98,096	609	(98,705)	—	109,771	(16,594)	(93,177)	—
Changes in estimates that do not adjust the contractual service margin	70,637	17,930	—	88,567	171,284	(50,137)	—	121,147
Changes that relate to past services
Adjustments to liabilities for incurred claims	2,866	—	—	2,866	(16,698)	—	—	(16,698)

Insurance service result	(193,260)	27,674	109,996	(55,590)	88,819	(58,135)	88,588	119,272
Insurance financial expenses	1,471,337	111	37,712	1,509,160	(1,226,728)	—	27,688	(1,199,040)
Insurance financial result	515,706	111	37,712	553,529	487,606	—	27,688	515,294
Interest rate effect (*), see Note 3.4(d.1)	955,631	—	—	955,631	(1,714,334)	—	—	(1,714,334)
Effect of movements in Exchange rates	(111,021)	(2,994)	(4,637)	(118,652)	(231,240)	(7,002)	(7,721)	(245,963)

Total changes in the statement of income and other comprehensive income	1,167,056	24, 791	143,071	1,334,918	(1,369,149)	(65,137)	108,555	(1,325,731)

Cash flows	(350,975)	—	—	(350,975)	(242,036)	—	—	(242,036)
Premiums received	749,090	—	—	749,090	816,911	—	—	816,911
Claims and other expenses paid	(1,008,640)	—	—	(1,008,640)	(967,912)	—	—	(967,912)
Insurance acquisition cash flows	(91,425)	—	—	(91,425)	(91,035)	—	—	(91,035)

Balance as of December 31	11,072,275	302,764	742,870	12,117,909	10,256,194	277,973	599,799	11,133,966

(*)	Balance does not include PPA movement of LRC and LIC amounting to S/87,732,000 and S/93,879,000 as of December 31, 2023 and 2022, respectively.

F-1
2
9

Notes to the consolidated financial statements (continued)

(d)	Following is the CSM movement for insurance contract portfolios for the periods 2023 and 2022:

	2023	2022
	Total Contracts using the fair value approach	Total Contracts using the fair value approach
	S/(000)	S/(000)
Contractual Service Margin as of January 1	599,799	491,244
Changes that relate to current services
Contractual service margin recognized for services provided	(80,622)	(70,761)
Changes that relate to future services
Contracts initially recognized in the period	289,323	252,526
Changes in estimates that adjust the contractual service margin	(98,705)	(93,177)

Insurance service result	109,996	88,588
Insurance financial expenses	37,712	27,688
Effect of movements in exchange difference	(4,637)	(7,721)

Total changes in the statement of income	143,071	108,555

Other movements	—	—

Balance as of December 31	742,870	599,799

(e)	The following table details the components of the new insurance contracts issued and included in the life insurance unit:

	2023			2022
	Contracts issued			Contracts issued
	Non-onerous	Onerous	Total	Non-onerous	Onerous	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance contract liabilities
Estimate of present value of future cash outflows, excluding insurance acquisition cash flows	683,302	99,200	782,502	740,236	119,087	859,323
Estimates of insurance acquisition cash flows	81,957	8,875	90,832	72,206	9,564	81,770

Estimate of present value of future cash outflows	765,259	108,075	873,334	812,442	128,651	941,093
Estimates of present value of future cash inflows	(1,063,336)	(59,905)	(1,123,241)	(1,076,183)	(124,577)	(1,200,760)
Risk adjustment	8,754	687	9,441	11,215	1,376	12,591
Contractual service margin	289,323	—	289,323	252,526	—	252,526

Losses on onerous contracts at initial recognition	—	48,857	48,857	—	5,450	5,450

F-1
30

Notes to the consolidated financial statements (continued)

(f)	Following is the disclosure of when the CSM is expected to be in profit or loss in future years:

	2023
	Less than a year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Insurance contracts issued -
Pensions	(11,028)	(10,474)	(9,441)	(8,398)	(7,570)	294,707	247,796
Life	(3,681)	(2,111)	(776)	1,271	4,240	347,975	346,918
General insurance	38,088	27,662	19,468	12,920	8,397	41,621	148,156

	23,379	15,077	9,251	5,793	5,067	684,303	742,870

	2022
	Less than a year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Insurance contracts issued -
Pensions	(7,229)	(6,989)	(6,421)	(5,633)	(4,719)	209,288	178,297
Life	(6,205)	(4,417)	(2,444)	(442)	1,991	294,616	283,099
General insurance	29,172	21,900	16,227	11,473	7,830	51,801	138,403

	15,738	10,494	7,362	5,398	5,102	555,705	599,799

(g)
Reconciliation of the amount included in net unrealized income for insurance premium reserves. On transition to IFRS 17, the Group applied the fair value approach for certain groups of contracts with term-life cover and surrender options, see Note 3.7 for further details. The movement in the fair value reserve for related financial assets measured at fair value through other comprehensive income is disclosed below:

	2023	2022
	S/(000)	S/(000)
Cumulative other comprehensive income, opening balance	1,714,334	—
(Loss) Gains recognized in other comprehensive income in the period	(955,631)	1,714,334
Rate effect of “Renta Particular” contract (*)	(14,587)	—

Cumulative other comprehensive income, closing balance	744,116	1,714,334

(*)	Comprises the variation in market interest rate of contracts with investment components recorded in the caption “other accounts payable, provisions and other liabilities”, see Note 10.

F-1
31

Notes to the consolidated financial statements (continued)

15.	Deferred Income Tax asset and liability

(a)
As indicated in Note 3.4(aa), the net tax position has been met based on the separate financial statement of each Subsidiary domiciled in Peru. The following table presents a summary of the items comprising the Subsidiaries’ deferred Income Tax:

	2023	2022
	S/(000)	S/(000)
Deferred asset
Provision for loan portfolio and other provisions	261,713	291,634
Tax loss	23,686	28,054
Net unrealized losses from fluctuation in investments through other comprehensive income	9,853	11,688
Leveling of assets and liabilities	7,474	16,357
Deferred service income	6,975	7,485
Unrealized loss from derivatives	6,407	245
Right-of-use assets	2,787	3,405
Deferred income from indirect credits (stand-by letters)	2,272	2,319
Modification of rescheduled loan cash flows	731	(7,943)
Recording of past-due and refinanced loans	(121,928)	(74,401)
Others	24,543	40,593
Deferred liability
Amortization of intangible assets, net	(79,773)	(62,213)
Deemed cost of fixed assets	(60,731)	(61,403)
Deferred cost of POS affiliation and registration	(25,348)	(26,980)
Others	(2,725)	(3,053)

Total deferred Income Tax asset, net	55,936	165,787

Deferred liability (*)
Higher value of intangibles generated by business combination, Note 1(d)	74,744	80,852
Higher value of property, furniture and equipment and right-of-use generated by business combination, Note 1(d)	968	1,047

Total deferred Income Tax liability, net	75,712	81,899

(*)	During 2022, included S/4,642,000 in results for the period.

(b)
In Management’s opinion, the deferred Income Tax assets will be recovered from the taxable income that will be generated by each company of the Group over the coming years, including the portion that is recorded in the consolidated statement of changes in equity.

F-1
32

Notes to the consolidated financial statements (continued)

(c)	The table below presents the amounts reported in the consolidated statement of income for the years 2023, 2022 and 2021:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)
Current – Expense	140,332	432,392	257,252
Current – Dividend expense, Note 17(b)	33,020	30,587	39,108
Deferred – Expense (income)	102,244	(442)	205,752

	275,596	462,537	502,112

(d)	The table below presents the reconciliation of the effective Income Tax rate to the statutory tax rate for the Group:

	2023		2022		2021
	S/(000)%		S/(000)%		S/(000)%
Income before Income Tax	1,354,872	100.0	2,140,651	100.0	2,302,291	100.0

Theoretical tax	399,687	29.5	631,492	29.5	679,176	29.5
Increase (decrease) in income of Subsidiaries not domiciled in Peru	46,453	3.4	11,412	0.5	(39,498)	(1.7)
Non-taxable income, net	(275,379)	(20.3)	(243,003)	(11.4)	(224,780)	(9.8)
Permanent non-deductible expenses	109,602	8.1	61,833	2.9	69,367	3.0
Non-taxable translation results	(4,767)	(0.4)	803	0.1	17,847	0.8

Income Tax	275,596	20.3	462,537	21.6	502,112	21.8

F-1
3
3

Notes to the consolidated financial statements (continued)

16.	Equity

(a)	Capital stock and distribution of dividends -
IFS’s shares are listed on the Lima Stock Exchange and, since July 2019, they are listed also on the New York Stock Exchange. IFS’s shares have no nominal value and their issuance value was US$9.72 per share. As of December 31, 2023 and 2022, IFS’s capital stock is represented by 115,447,705 subscribed and paid-in common shares.
The General Shareholders’ Meeting of IFS held on April 1, 2024, agreed to distribute dividends charged to profits for the year 2023 for approximately US$115,443,000 (equivalent to approximately S/
427,369,000); equivalent to US$1.00 per share, which will be paid on April 29, 2024.
The General Shareholders’ Meeting of IFS held on March 31, 2023, agreed to distribute dividends charged to profits for the year 2022 for approximately US$136,222,000 (equivalent to approximately S/511,788,000); equivalent to US$1.18 per share, which were paid on May 8, 2023.
The General Shareholders’ Meeting of IFS held on March 31, 2022, agreed to distribute dividends charged to profits for the year 2021 for approximately US$202,025,000 (equivalent to approximately S/751,532,000); equivalent to US$1.75 per share, which were paid on May 6, 2022.
The General Extraordinary Shareholders’ Meeting of IFS held on November 24, 2021, agreed to distribute extraordinary dividends for approximately US$75,038,000 (equivalent to approximately S/301,757,000), equivalent to US$0.65 per share, which were

paid on December 20, 2021.
The General Shareholders’ Meeting of IFS held on March 31, 2021, agreed to distribute dividends for the year 2020 for approximately US$88,891,000 (equivalent to approximately S/332,096,000), equivalent to US$0.77 per share, which were paid on May 6, 2021.

(b)	Treasury stock -
As of December 31, 2023 and 2022, the Company and some Subsidiaries hold 967,000 and 29,000 shares issued by IFS, respectively, with an acquisition cost equivalent to S/84,309,000 and S/3,363,000.
On March 31, 2023, the General Shareholders of IFS approved the Share Repurchase Program for an amount of up to US$100 million of common shares, which may be carried out simultaneously on the Lima Stock Exchange – BVL and New York Stock Exchange – NYSE, on one or more dates at market value. The program is expected to continue until terminated by the Board of Directors.
During 2023, within the framework of this Program, Interbank has purchased 938,371 shares, at their
market values, for the approximate sum of US$21,952,000 (approximately equivalent to S/81,021,000).
On March 29, 2023, Interfondos sold 750 shares for an approximate amount of S/75,000.

(c)	Capital surplus -
Corresponds to the difference between the nominal value of the shares issued and their public offerings price, which were performed in 2007 and 2019. Capital surplus is presented net of the expenses incurred and related to
the issuance of such shares.

F-1
34

Notes to the consolidated financial statements (continued)

(d)	Unrealized results, net -
This item is made up as follows:

	Unrealized gain (loss)

	Instruments that will not be reclassified to consolidated statement of income	Instruments to be reclassified to the consolidated statement of income
	Equity instruments at fair value	Debt instruments at fair value	Insurance premiums reserve	Cash flow hedge reserve	Translation of foreign operations	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balances as of January 1, 2021	297,212	1,667,103	(1,255,845)	(37,108)	165,411	836,773
Effect of changes in the discount rates of pension reserves, Note 3.4(d)	—	—	1,389,995	—	—	1,389,995
Unrealized gain from equity instruments at fair value through other comprehensive income, net of unrealized loss	145,899	—	—	—	—	145,899
Transfer to retained earnings from realized gain from equity instruments at fair value through other comprehensive income, Note 5(g)	(451,898)	—	—	—	—	(451,898)
Unrealized gain from debt instruments at fair value through other comprehensive income, net of unrealized loss	—	(1,986,046)	—	—	—	(1,986,046)
Transfer to realized gain from debt instruments at fair value through other comprehensive income, net of unrealized loss	—	(249,689)	—	—	—	(249,689)
Transfer of impairment gain on debt instruments at fair value through other comprehensive income	—	(30,994)	—	—	—	(30,994)
Variation for net unrealized loss on cash flow hedges	—	—	—	68,615	—	68,615
Transfer of realized loss on cash flow hedges to consolidated statement of income, net of realized gain	—	—	—	13,371	—	13,371
Translation of foreign operations	—	—	—	—	95,674	95,674

Balances as of December 31, 2021	(8,787)	(599,626)	134,150	44,878	261,085	(168,300)

Changes due to first adoption of IFRS 17, see Note 3.7	—	—	(134,177)	—	—	(134,177)

Balances as of January 1, 2022 - Restated (Note 3.7)	(8,787)	(599,626)	(27)	44,878	261,085	(302,477)

Effect of changes in the discount rates of pension reserves, Note 3.4(d)	—	—	1,711,520	—	—	1,711,520
Unrealized gain from equity instruments at fair value through other comprehensive income, net of unrealized loss	(21,663)	—	—	—	—	(21,663)
Transfer to retained earnings from realized loss from equity instruments at fair value through other comprehensive income, Note 5(g)	(16,313)	—	—	—	—	(16,313)
Unrealized loss from debt instruments at fair value through other comprehensive income, net of unrealized loss	—	(1,848,192)	—	—	—	(1,848,192)
Transfer to realized gain from debt instruments at fair value through other comprehensive income, net of unrealized loss	—	14,263	—	—	—	14,263
Transfer of impairment recovery on debt instruments at fair value through other comprehensive income	—	12,746	—	—	—	12,746
Variation for net unrealized loss on cash flow hedges	—	—	—	(70,170)	—	(70,170)
Transfer of realized loss on cash flow hedges to consolidated statement of income, net of realized gain	—	—	—	16,030	—	16,030
Translation of foreign operations	—	—	—	—	(50,165)	(50,165)

Balances as of December 31, 2022 - Restated (Note 3.7)	(46,763)	(2,420,809)	1,711,493	(9,262)	210,920	(554,421)

Effect of changes in the discount rates of pension reserves, Note 3.4(d)	—		(968,599)	—	—	(968,599)

F-1
3
5

Notes to the consolidated financial statements (continued)

	Unrealized gain (loss)

	Instruments that will not be reclassified to consolidated statement of income	Instruments to be reclassified to the consolidated statement of income
	Equity instruments at fair value	Debt instruments at fair value	Insurance premiums reserve	Cash flow hedge reserve	Translation of foreign operations	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Unrealized gain from equity instruments at fair value through other comprehensive income, net of unrealized loss.	16,055	—	—	—	—	16,055
Transfer to retained earnings from realized gain from equity instruments at fair value through other comprehensive income, Note 5(g)	(33,433)	—	—	—	—	(33,433)
Unrealized gain from debt instruments at fair value through other comprehensive income, net of unrealized loss.	—	1,128,206	—	—	—	1,128,206
Transfer to realized gain from debt instruments at fair value through other comprehensive income, net of realized loss.	—	(8,350)	—	—	—	(8,350)
Transfer of impairment recovery on debt instruments at fair value through other comprehensive income	—	7,390	—	—	—	7,390
Variation for net unrealized loss on cash flow hedges	—	—	—	(67,980)	—	(67,980)
Transfer of realized loss on cash flow hedges to consolidated statement of income, net of realized gain	—	—	—	45,309	—	45,309
Translation of foreign operations	—	—	—	—	(21,970)	(21,970)

Balances as of December 31, 2023	(64,141)	(1,293,563)	742,894	(31,933)	188,950	(457,793)

F-13
6

Notes to the consolidated financial statements (continued)

(e)	Components of other comprehensive income -
The consolidated statement of comprehensive income includes: (i) other comprehensive income that will not be reclassified to the consolidated statement of income in future periods, such as the revaluation of gain (loss) in equity instruments at fair value through other comprehensive income; which will not be reclassified to the consolidated statement of income at the time of its disposal, but will be reclassified to retained earnings; and (ii) other comprehensive income to be reclassified to the consolidated statement of income in future periods, such as the comprehensive income of financial instruments derivatives used as cash flow hedges, debt instruments at fair value through other comprehensive income and translation for foreign operations. Below is the movement of the caption:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)
Other comprehensive income that will not be reclassified to the consolidated statement of income in future periods:
Equity instruments at fair value through other comprehensive income
Gains (losses) on equity instruments at fair value through other comprehensive income, net	16,055	(21,663)	145,899

Subtotal	16,055	(21,663)	145,899

Non-controlling interest	8	(43)	231
Income Tax	157	(218)	31

Total	16,220	(21,924)	146,161

Other comprehensive income to be reclassified to the consolidated statement of income in future periods:
Debt instruments at fair value through other comprehensive income
Net gain (loss) unrealized on debt instruments at fair value through other comprehensive income	1,128,206	(1,848,192)	(1,986,046)
Transfer to income of net realized (gain) loss on debt instruments at fair value through other comprehensive income	(8,350)	14,263	(249,689)
Transfer to income of loss (recovery) for impairment on debt instruments at fair value through other comprehensive income	7,390	12,746	(30,994)

Subtotal	1,127,246	(1,821,183)	(2,266,729)

Non-controlling interest	3,618	(4,423)	(6,978)
Income Tax	3,645	(8,250)	(8,404)

Total	1,134,509	(1,833,856)	(2,282,111)

Insurance premiums reserve	—	—	1,389,995
Non-controlling interest	—	—	2,285

Total	—	—	1,392,280

Insurance contracts reserve at fair value, Note 14(b)	(968,599)	1,711,520	—

Non-controlling interest	(1,592)	2,814	—

Total	(970,191)	1,714,334	—

Cash flow hedges:
Net (loss) gain from cash flow hedges	(67,980)	(70,170)	68,615
Transfer of net realized loss from cash flow hedge to consolidated statement of income	45,309	16,030	13,371

Subtotal	(22,671)	(54,140)	81,986

Non-controlling interest	(105)	(144)	261
Income Tax	(6,336)	(8,670)	15,696

Total	(29,112)	(62,954)	97,943

Foreign currency translation	(21,970)	(50,165)	95,674

F-13
7

Notes to the consolidated financial statements (continued)

(f)	Shareholders’ equity for legal purposes (regulatory capital) -
IFS is not required to establish a regulatory capital for statutory purposes. As of December 31, 2023 and 2022, the regulatory capital required for Interbank, Interseguro and Inteligo Bank (a Subsidiary of Inteligo Group Corp.), is calculated based on the separate financial statement of each Subsidiary and prepared following the accounting principles and practices of their respective regulators (the SBS or the Central Bank of the Bahamas, in the case of Inteligo Bank).
The regulatory capital required for Interbank, Interseguro and Inteligo Bank is detailed below:
Interbank’s regulatory capital -
According to Legislative Decree No. 1028, Interbank’s regulatory capital must be equal to or higher than 10 percent of the assets and contingent credits weighted by total risk represented by the sum of the regulatory capital requirement for market risk multiplied by 10, the regulatory capital requirement for operational risk multiplied by 10 and the assets and contingent credits weighted by credit risk.
Through Multiple Official Letter No. 27358-2021 and Emergency Decree 003-2022, it was established that in the period between April 2021 and August 2022, the regulatory capital for financial companies shall be equal or higher than 8 percent of total risk-weighted assets and contingencies, and from September 2022 to March 2023, it will be of 8.5 percent. Once this period ends, the regulatory capital shall go back to be equal or higher than 10 percent determined as or indicated above.
SBS Resolution No. 3952-2022, and its amendments, established that within the period between January and March 2023, the regulatory capital for financial companies must be equal or higher than 8.5 percent of the assets and contingent assets weighted by total risks; equal or higher than 9 percent between April 2023 and February 2024; equal or higher than 9.5 percent between March and August 2024; and 10 percent from September 2024 onwards. This also modifies the regulations for regulatory capital requirements for credit risk, revoking Official Multiple Letter No. 27358-2021-SBS and Emergency Decree No. 003-2022.

F-1
3
8

Notes to the consolidated financial statements (continued)

As of December 31, 2023 and 2022, in application of the provisions of the SBS Resolutions, Interbank maintains the following amounts related to the risk weighted assets and contingent and regulatory capital (basic and supplementary):

	2023	2022
	S/(000)	S/(000)
Total risk weighted assets and credits	63,494,884	64,690,083
Total regulatory capital	9,811,486	9,754,806
Basic regulatory capital (Level 1)	7,461,727	7,016,417
Supplementary regulatory capital (Level 2)	2,349,759	2,738,389
Global capital to regulatory capital ratio	15.45%	15.08%
As of December 31, 2023 and 2022, Interbank has complied with SBS Resolutions No.2115-2009, No.6328-2009, No.14354-2009, No.4128-2014, “Regulations for the Regulatory Capital Requirement for Operational Risk”, “Market Risk” and “Credit Risk”, respectively, and their amendments. These resolutions establish, mainly, the methodologies to be applied by financial entities to calculate the assets and credits weighted per type of risk.
SBS Resolution No. 3953-2022 establishes the calculation of the regulatory capital requirement for additional risks, which shall be equal to the sum of the regulatory capital requirements for concentration risk plus the regulatory capital requirements of interest rate risk in the banking book, thus revoking SBS Resolution No. 8425-2011. Also, it establishes an adaptation period until December 2023. As of December 31, 2023, the regulatory capital requirement for additional risks is approximately S/594,256,000.
Previously, Resolution No. 8425-2011 was in force and, in application of said standard, established the calculation of the additional regulatory capital requirement as the sum of the regulatory capital requirements calculated for each of the following components: economic cycle, concentration risk, market concentration risk, interest rate risk in the banking book and other risks. As of December 31, 2022, the additional regulatory capital requirement estimated by Interbank amounted to approximately
S/840,914,000.
On March 26, 2020, the SBS issued SBS Resolution No. 1264-2020, which establishes that the calculation of regulatory capital requirements will not be increased in relation the weighting factor for mortgage loans and non-revolving consumer loans that have been subject to rescheduling that included the maturity term extension. In that sense, this extension in the loan’s maturity term has not generated that Interbank require higher regulatory capital requirements due to the weighting factor. Also, said Resolution authorizes financial entities to use the cumulative additional regulatory capital for the economic cycle component.
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
The solvency net equity is represented by the higher amount between the solvency margin and the minimal capital. As of December 31, 2023 and 2022, the solvency net equity is represented by the solvency margin. The solvency margin is the complementary support that insurance entities must maintain to deal with possible situations of excess claims not foreseen in the establishment of technical reserves. The total solvency margin corresponds to the sum of the solvency margins of each branch in which Interseguro operates.

F-1
3
9

Notes to the consolidated financial statements (continued)

Also, the guarantee fund represents the additional equity support that insurance companies must maintain to deal with the other risks that can affect them and that are not covered by the solvency net equity, such as
investment risks and other risks. The monthly amount of said fund must be equivalent to 35 percent of
the solvency net equity, calculated in accordance with SBS Resolution No. 1124-2006 and its amendments.
As of December 31, 2023 and 2022, Interseguro’s surplus equity is as follows:

	2023	2022
	S/(000)	S/(000)
Regulatory capital	1,370,151	1,338,237
Less
Solvency equity (solvency margin)	698,409	714,875
Guarantee fund	455,253	250,207

Surplus	216,489	373,155

Inteligo Bank’s regulatory capital -
The Central Bank of the Bahamas requires Inteligo Bank to maintain a regulatory capital of not less than 8 percent of its risk weighted assets. Inteligo Bank’s capital ratio As of December 31, 2023 and 2022 is the following:

	2023	2022
	US$(000)	US$(000)
Total eligible capital	137,460	195,806

Total risk weighted assets	792,352	959,241

Capital adequacy ratio (in percentage)	17.35	20.41

In Management’s opinion, its Subsidiaries have complied with the requirements set forth by the regulatory entities.

(g)	Reserves -
The General Shareholders’ Meeting of IFS held on March 31, 2022, agreed to constitute reserves for S/800,000,000 charged to retained earnings.

(h)	Subsidiaries’ legal and special reserves –
In accordance with Peruvian regulations, the Subsidiaries domiciled in Peru are required to establish a reserve equivalent to a certain percentage of their paid-in capital (20 or 35 percent, depending on their economic activity) through annual transfers of not less than 10 percent of their net income. As of December 31, 2023 and 2022, the reserves constituted by the Peruvian subsidiaries amounted to S/1,670,500,000 and S/1,545,471,000, respectively.

F-1
40

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

Peruvian life insurance companies are exempt from Income Tax regarding the income derived from assets linked to technical reserves for pension insurance and pensions from the Private Pension Fund Administration System, as well as income generated through assets related to life insurance contracts with savings components.
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
In this sense, the Act states that an assumption of indirect transfer of shares arises when in any of the 12 months prior to disposal, the market value of shares or participations of the legal person domiciled is equivalent to 50 percent or more of the market value of shares or participations of the legal person non-domiciled. Additionally, as a concurrent condition, it is established that in any period of 12 months shares or participations representing 10 percent or more of the capital of legal persons non-domiciled be disposed of
.
Also, an indirect disposal assumption arises when the total amount of the shares of the domiciled legal person whose indirect disposal is performed, is equal or greater than 40,000 Taxation Units (henceforth “UIT”, by its Spanish acronym).

(b)
Legal entities or individuals not domiciled in Peru are subject to an additional tax (equivalent to 5 percent) on dividends received from entities domiciled in Peru. The corresponding tax is withheld by the entity that distributes the dividends. In this regard, since IFS controls the entities that distribute the dividends, it records the amount of Income Tax on dividends as an expense for the financial year of the dividends received. In this sense, during 2023, 2022 and 2021, the Company has recorded a provision for S/33,020,000, S/30,587,000 and S/39,108,000, respectively, in the caption “Income Tax” of the consolidated statement of income.

(c)
IFS’s Subsidiaries incorporated in Peru are subject to the payment of Peruvian taxes; hence, they must calculate their tax expenses on the basis of their separate financial statements. The Income Tax rate as of December 31, 2023, 2022 and 2021, was 29.5 percent, over the taxable income.

(d)
The Tax Authority (henceforth “SUNAT”, by its Spanish acronym) is legally entitled to perform tax audit procedures for up to four years subsequent to the date at which the tax return regarding a taxable period must be filed.

Below are the taxable periods subject to inspection by the SUNAT as of December 31, 2023:

•	Interbank: Income Tax returns for the years 2020 to 2023, and Value-Added-Tax returns for the years 2018 to 2023.

•	Interseguro: Income Tax returns for the years 2019, 2021 ,2022 and 2023, and Value-Added-Tax returns for the years 2019 to 2023.

F-1
41

Notes to the consolidated financial statements (continued)

•	Procesos de Medios de Pago: Income Tax returns, and Value-Added-Tax returns for the years 2019 to 2023.

•	Izipay: Income Tax returns and Value-Added-Tax returns for the years 2019 to 2023.
Due to the possible interpretations that the SUNAT may have on the legislation in force, it is not possible to determine at this date whether or not the reviews carried out will result in liabilities for the Subsidiaries; therefore, any higher tax or surcharge that may result from possible tax reviews would be applied to the results of the year in which it is determined.
Following is the description of the main ongoing tax procedures for the Subsidiaries:
Interbank:
Tax periods from 2000 to 2006:
Between 2004 and 2010, Interbank received several Tax Determination and Tax Penalty notices corresponding mainly to the Income Tax determination for the fiscal years 2000 to 2006. As a result, claims and appeals were filed and subsequent contentious administrative proceedings were started.
The most relevant matter subject to discrepancy with SUNAT corresponds to whether the “interest in suspense” are subject to Income Tax or not. In this sense, Interbank considers that the interest in suspense does not constitute accrued income, in accordance with the SBS’s regulations and IFRS, which is also supported by a ruling by the Permanent Constitutional and Social Law Chamber of the Supreme Court issued in August 2009 and a pronouncement in June 2019.
In June and September 2022, the Permanent Constitutional and Social Law Chamber of the Supreme Court declared unfounded the cassation appeals by SUNAT and the Ministry of Economy and Finance, thus reaffirming the position of Interbank in the sense that interest in suspense does not constitute taxable income, both in the 2001 Income Tax and in the 2004 Income Tax.
In January 2023, Interbank was notified with Resolution of Compliance No. 4070150000145, which rectified and resettled the debt contained in Resolutions of Determination No. 0120030012106 and No. 0120030012107 related to advance payments of the Income Tax for the period 2003, without any amount to pay.
In March 2023, Interbank was notified with Resolution of Compliance No. 4070150000186 regarding Income Tax for the period 2003, which
rectified the tax debt contained in the Resolution of Penalty No. 012-002-0011622, thus reducing said penalty from S/69,000,000 to S/25,000,000. Likewise,
Interbank filed the respective Appeal Recourse against Resolution of Compliance No. 4070150000186. In September 2023, Interbank was notified with Tax Court Resolution No. 07915-4-2023, which revokes Resolution No. 4070150000186, dated March 2023, in relation to the updating of the debt contained in Resolution of Penalty No. 012-002-0011622. Thus, SUNAT must proceed according to what said Resolution mandates, and confirm its content. In October 2023, Interbank was notified with Resolution of Compliance No. 4070150000348, and filed a claim recourse that is pending resolution by the Tax Court.
As of December 31, 2023 the tax liability requested for this concept and other minor contingencies, amounts to approximately S/124,000,000 which includes the tax, fines and interest arrears, out of which S/59,000,000 corresponded to interest in suspense and S/65,000,000 corresponded to other repairs. As of December 31, 2022, the tax liability amounted to S/290,000,000 and includes taxes, fines, and interest arrears.

F-1
42

Notes to the consolidated financial statements (continued)

In February 2023, Interbank was notified with the Tax Court Resolution No. 00227-2-2023, which declared null the Resolution of Intendence No. 0150150002380, of May 2020, in relation to the payments of the Income Tax for the period 2004 in the part referring to interest in suspense and related penalties.
In April 2023, Interbank was notified with Resolution No. 4070150000211, issued in compliance with Resolution No. 00227-2-2023, through which it rectified the determination of payments on account of Income Tax for the year 2004. Interbank presented the respective Appeal, which is pending resolution by the Tax Court.
In August 2023, the Cassation Ruling No. 1035-2022 Lima was published, which resolves the claim filed by SUNAT regarding the Income Tax for the period 2004, with judgment favorable for Interbank.
In May 2020, Interbank was notified with the Resolution of Compliance related to the Income Tax and advance payments of the Income Tax for the year 2005 (linked to the interest in suspense). Through said notification, SUNAT increased the requested tax debt from S/1,000,000 to S/35,000,000 because
,
as a result of the Resolution of Compliance, certain previously accepted deductions by SUNAT were rejected
. In June 2020, Interbank filed an Appeal, which is pending of pronouncement by the Tax Court.
In December 2022, the Tax Court notified of Resolution No. 09431-9-2022, through which it revoked interest in suspense, financial pro-rata, advance payments and fines. As of today, Interbank is awaiting the Resolution of Compliance.
In October 2023, Interbank was notified with Resolution No. 4070150000358, issued in compliance with Tax Court Resolution No. 09431-9-2022. In November 2023, the respective Appeal was presented, which is pending resolution by the Tax Court.
In December 2023, Interbank was notified with Resolution No. 4070150000379, issued in compliance with Tax Court Resolution No. 09431-9-2022, and presented the respective Appeal, which is pending resolution by the Tax Court.
In February 2021, Interbank was notified with the Resolution of Compliance related to the Income Tax and prepaid income tax of the year 2006 (related to litigations about interest in suspense). Through said notification, SUNAT rejected an excess payment of S/3,500,000 and determined a tax debt of S/23,000,000.
In December 2022, the Tax Court notified of Resolution No. 09451-1-2022, through which it revoked interest in suspense, advance payments coefficient and fines. As of today, Interbank is awaiting the Resolution of Compliance.
Tax period 2010:
In 2017, SUNAT closed the audit procedure corresponding to the Income Tax for the year 2010. Interbank paid the debt under protest and filed a claim recourse. As of today, the procedure has been appealed and it is pending resolution by the Tax Court.
Tax period 2012:
In July 2020, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2012. As of December 31, 2023 and 2022, the tax debt claimed by the SUNAT amounted to S/14,400,000 and S/14,000,000, respectively. During 2021 and 2022, Interbank filed diverse Appeal Recourses.

F-1
4
3

Notes to the consolidated financial statements (continued)

SUNAT rejected all these recourses. As of the date of this report, the process is on appeal, pending resolution by the Tax Court.
Tax period 2013:
In 2019, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2013.The main concept observed corresponded to the deduction of loan write-offs without proof by the SBS.
During 2021, Interbank filed a claim against the Resolution of the Tax Court. This authority confirmed, revoked, and ordered to resettle the aforementioned concepts. At the end of 2022, the Tax Court reconfirmed its ruling in the aforementioned Resolution. In December 2022, the SUNAT through Resolution of Coactive Collection No. 0110060065138, notified of the payment of the third-category Income Tax debt corresponding to the period 2013, for approximately
S/62,000,000,
which was paid by Interbank on February 2, 2023; however, the process continues in the Judiciary instance. Interbank recorded this payment as account receivable from SUNAT, that was recorded as “Tax paid to recover”, in the caption “Other accounts receivable and other assets, net”; see Note 10(a).
Tax periods 2014 and 2015:
In September and December 2019, SUNAT notified Interbank about the beginning of the definitive audit procedure on Income Tax corresponding to the year 2014 and 2015, respectively. During 2021 and 2022, Interbank filed diverse Appeal Recourses. SUNAT rejected all these recourses.
As of December 31, 2023 and 2022, the tax debt requested in relation to the Income Tax advance payments for the period 2015
,
and to the application of the additional Income Tax rate of 4.1 percent, amounted to S/14,600,000 and S/14,000,000, respectively.
Tax period 2017:
In December 2021, SUNAT notified Interbank about the beginning of the definitive audit procedure on Income Tax corresponding to the year 2017. In October 2022, SUNAT notified of Resolutions of Determination No. 0120030127896 and No. 0120030127908, issued regarding the third-category Income Tax corresponding to the period 2017 and Income Tax advance payments from January to December 2017, without additional amounts to pay related to the third-category Income Tax; however, in November 2022, Interbank filed a claim recourse on other minor concepts, observed by the SUNAT.
In June 2023, Interbank was notified with the Resolution No. 4070140000600 declaring the claim recourse unfounded. In July 2023, Interbank filed the respective Appeal against said Resolution, which is pending of pronouncement by the Tax Court.
Tax period 2018:
In April 2019, SUNAT notified of the start of the final audit process for non-domiciled income tax withholdings corresponding to the year 2018.
In November 2023, SUNAT notified Interbank with Resolution of Determination No. 012-003-0135114, issued regarding the third-category annual Income Tax for the period 2018, Resolutions of Determination No. 012-003-0135102 to No. 012-003-0135113, issued regarding advance payments from January to December 2018 and resolutions of Penalty issued regarding an alleged infringement of Article 178.1 of the Tax Code for the tax and period indicated. The tax debt claimed by SUNAT amounts to S/74,000,000.

F-1
44

Notes to the consolidated financial statements (continued)

In December 2023, the respective claim recourse was filed. To date, said recourse is pending resolution by SUNAT .
Interseguro:
In October 2023, SUNAT completed the fiscalization procedure regarding the Income Tax corresponding to the year 2020, without additional observations.
Izipay:
As of December 31, 2023 and 2022, Izipay maintains carryforward tax losses amounting to S/71,552,053 and S/82,931,174, respectively. In application of current tax regulations, Management opted for system “B” to offset its tax losses. Through this system, the tax loss may be offset against the net income obtained in the following years, up to 50 percent of said income until they are extinguished; therefore, they do not have an expiration date.
In the opinion of IFS Management, its Subsidiaries and its legal advisers, any eventual additional tax would not be significant for the financial statements as of December 31, 2023 and 2022.

(e)
Peruvian life insurance companies are exempted from the Income Tax on income from assets related to technical reserves for the payment of annuities and retirement, disability and survival annuities of the Private Pension Fund Administration System.

(f)
For the purpose of determining the Income Tax, the transfer prices of transactions with related companies and with companies domiciled in countries or territories that are non-cooperating or low or zero tax countries or territories, or with entities or permanent establishments whose income, revenues or gains from said contracts are subject to a preferential tax regime, must be supported by documented information on the valuation methods used and the criteria considered for their determination. On the basis of the analysis of the operations of the Group, Management and its internal legal advisors believe that, as a consequence of the application of these standards, contingencies of importance will not arise for the Subsidiaries domiciled in Peru as of December 31, 2023 and 2022.

Through Legislative Decree No. 1312, published on December 31, 2016, the formal obligations for entities included within the scope of application of transfer pricing were modified, thus incorporating three new information requirements: the first is a Local Report; the second is a Master Report; and the third is a Country Report. The first entered into effect since 2017 for the operations that occurred during year 2016 and the last two since 2018 for the operations that have occurred since the fiscal year 2017.

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

F-14
5

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

F-14
6

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

As part of this amendment, a new assumption of joint and several liability is envisaged when the tax debtor is subject to the application of the measures provided by Rule XVI in the event that presumed tax avoidance cases are detected; in such case, the joint and several liability shall be attributed to the legal representatives, provided that they have collaborated with the design or approval or execution of actions or situations or economic relations viewed as tax avoidance in Rule XVI. In the case of companies that have a Board of Directors, it is up to this corporate body to define the tax strategy of the entity, having to decide on the approval or not of actions, situations or economic relations to be carried out within the framework of tax planning, this power being non-delegable. The actions, situations and economic relations carried out within the framework of tax planning and implemented on the date of entry into force of Legislative Decree No. 1422 (September 14, 2018), and which continue to have effect, must be evaluated by the Board of Directors of the entity for the purpose of ratification or modification until March 29, 2019, without prejudice to the fact that the management or other managers of the company have approved the aforementioned actions, situations and economic relations.
Likewise, it has been established that the application of Rule XVI, regarding the re-characterization of tax avoidance assumptions, will take place in the final inspection procedures in which acts, events or situations produced since July 19, 2012, are reviewed.

F-14
7

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

•
The deduction of interest expenses for the determination of corporate Income Tax. In the years 2019 and 2020, if
the debt limit
is
set at up to three times the net equity as of December 31 of the previous year
, it
will be applicable, both to loans with related parties, and to loans with third parties contracted since September 14, 2018. Beginning in 2021, the limit for the deduction of financial expenses shall be equivalent to 30 percent of the entity’s tax EBITDA. There are some exceptions to this limitation, such as in the case of banks, taxpayers with income lower than 2,500 UITs, infrastructure
 and
public services, among others.

•
Supreme Decree No. 402-2021-EF, published on December 30, 2021, and in effect since December 31, 2021, modified the Regulation of the Income Tax Act that regulates the calculation of the taxable EBITDA regarding the limit of debt interest.

(v)
Regulations have been established for the accrual of income and expenses for tax purposes beginning on January 1, 2019 (Legislative Decree No. 1425). Until year 2018, there was no rule definition of this concept, so in many cases accounting rules were used for its interpretation. In general terms, with the new criterion, for the purpose of determining the Income Tax, it shall be considered whether the substantial events for the generation of income or expense agreed upon by the parties have occurred, provided they are not subject to a subsequent condition, in which case the recognition shall take place when it is fulfilled and when collection or payment is to take place will not be taken into account; and, if the determination of the consideration depends on a future action or event, the total or part of the corresponding income or expense will be deferred until that action or event occurs.

(i)
Supreme Decree No. 430-2020-EF, published on December 31, 2020, approved the Regulation that establishes the financial information that companies of the financial system must provide to SUNAT in the fight against tax evasion and avoidance pursuant to Legislative Decree No. 1434. Such Regulation entered into force on January 1, 2021.

F-1
4
8

Notes to the consolidated financial statements (continued)

Considering that, said Regulation established the concepts that the financial entities must report to SUNAT, which are, among others, cumulative balances and/or amounts, averages or highest amounts and the returns generated in the accounts during the reporting period are equal or higher than
S/30,800 in said period. The information shall be provided to SUNAT semi-annually through informative declarations containing monthly information.

(j)	Law No. 31106 extends until December 31, 2023, the validity of all exemptions in force to date contained in Article 19 of the Income Tax Act.
On this matter, among the extended exemptions that are applicable or related to Interbank’s operations, is the subparagraph (i) of Article 19 which indicates that any type of fixed or variable interest rate, in local or foreign currency, that is paid for any deposit or levy pursuant to Law Banking and Insurance, Law No. 26702, as well as the capital increases of said deposits and levies, in local or foreign currency, except when said income constitutes third category income, shall be exempted.

(k)
Legislative Decree No. 1529 was published on March 3, 2022, amending the Bankarization Act in order to promote the use of payment means and reduce the minimum amount for the use of payment means, according to the following:

•	The minimum amount for the use of Payment Means is two thousand Soles (S/2,000) or five hundred American Dollars (US$500).

•
With the purpose of improving the coverage of payment methods and thus broaden the range of traceable operations, Article 3 of the Bankarization Act was amended in order to point out that payment of amounts of money in operations included in said article, for amounts equivalent or higher than 1 UIT, even when the payment is performed partially, can only be performed by using payment methods contemplated by said Act.

•
The payment of obligations to non-domiciled natural and/or legal persons that must be performed through payment methods contemplated by said Act must be performed through either the Financial System Entities (“FSE”), or non-domiciled banking or finance companies, in the cases that the subject performs foreign trade operations, including the obligations derived from the acquisition of property and rights related to the holding of shares and other transferable securities.

•
The use of payment methods is deemed complied with only if the payment is performed directly to the lender, supplier and/or service provider, or when said payment is made to a third party designated by the former, provided that such designation is informed to SUNAT prior to the Payment.

•
In no case is the obligation to use payment methods pursuant to the Act deemed complied with when the payments are performed through banking or finance companies domiciled in either non-cooperating countries or territories, with low or zero taxation, or permanent establishments (PE) in said countries or territories.

The legislation entered into effect on April 1, 2022, except for the amendment referring to the payment of non-domiciled FSEs located in low or zero taxation territories, which was set to enter into effect on January 1, 2023.

(l)
Supreme Decree No. 137-2023-EF, published on June 29, 2023, amends Article 30 of the Regulation of the Income Tax Act, which regulates the tax rates applicable to operations with non-domiciled parties. The amendment updates the use of the SOFR rate as the predominant preferential rate for the purpose of applying the reduced tax rate of 4.99 percent. Said supreme decree entered into effect on June 30, 2023.

F-
14
9

Notes to the consolidated financial statements (continued)

18.	Off-balance sheet accounts

(a)	The table below presents the components of this caption:

	2023	2022
	S/(000)	S/(000)
Contingent credits - indirect loans (b), Note 6(a)
Guarantees and stand-by letters	4,302,772	4,001,806
Import and export letters of credit	440,708	485,541

	4,743,480	4,487,347

Derivatives
Held for trading: Note 10(b)
Forward foreign currency agreements, see Note 29.2(b)(i):
Forward currency agreements – purchase	1,811,147	1,977,324
Forward currency agreements – sale	2,316,809	4,057,830
Forward foreign currency agreements in other currencies	747,736	292,906
Foreign currency options	279,047	80,151
Swap agreements, see Note 29.2(b)(ii):
Currency swaps: Foreign currency delivery / receipt in Soles	283,648	644,019

F-1
50

Notes to the consolidated financial statements (continued)

	2023	2022
	S/(000)	S/(000)
Currency swaps: Soles delivery / receipt in foreign currency	1,087,151	2,028,514
Cross currency swaps	—	224,485
Interest rate swaps	1,530,493	2,424,566
Designated as hedges: Note 10(b)
Cash flows:
Cross currency swaps	2,578,515	2,579,164

	10,634,546	14,308,959

Responsibilities for credit lines granted (cancellable) (c)	11,295,837	13,213,024
Responsibilities for credit lines – commercial and others (d)	2,015,304	1,545,698

Total	28,689,167	33,555,028

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

(c)	Responsibilities under credit lines agreements include consumer credit lines and other consumer loans that are cancellable by the Interbank.

(d)
Corresponds to commitments of disbursement of future loans that Interbank has committed to carry out; provided that the borrower complies with the obligations under the corresponding loan agreements, however, they may be cancelled by Interbank.

19.	Interest income and expenses, and similar accounts

(a)	This caption is comprised of the following:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)
Interest and similar income
Interest on loan portfolio	5,353,991	4,207,420	3,274,402
Impact from the modification of contractual cash flows due to the loan rescheduling schemes (*)	(29,404)	41,110	120,193
Interest on investments at fair value through other comprehensive income	1,208,823	1,202,788	928,660

F-1
51

Notes to the consolidated financial statements (continued)

	2023	2022	2021
	S/(000)	S/(000)	S/(000)
Interest on due from banks and inter-bank funds	367,167	175,401	46,273
Interest on investments at amortized cost	172,602	161,966	130,326
Dividends on financial instruments, Note 5(e) and (f)	42,779	78,928	101,736
Others	4,453	3,689	4,035

Total	7,120,411	5,871,302	4,605,625

Interest and similar expenses
Interest and fees on deposits and obligations	(1,662,139)	(863,335)	(334,212)
Interest and fees on obligations with financial institutions	(474,362)	(234,842)	(156,490)
Interest on bonds, notes and other obligations	(311,665)	(418,821)	(433,774)
Deposit insurance fund fees	(81,171)	(77,920)	(70,670)
Interest on lease payments, Note 8(e)	(5,562)	(9,283)	(14,004)
Others	(57,467)	(57,488)	(48,787)

Total	(2,592,366)	(1,661,689)	(1,057,937)

(*)
For rescheduled loans, Interbank recalculated the carrying amount of these financial assets as the present value of the modified contractual cash flows, discounted at the loan’s original effective interest rate. During 2023, 2022 and 2021, interest was
recorded according to the rescheduled term for approximately S/9,246,000, S/22,930,000 and S/96,627,000, respectively. Likewise, as result of the rescheduling of loans under the
“Reactiva Peru” program, expenses for approximately S/38,650,000, and income for approximately S/18,180,000 and S/23,566,000, respectively; were recorded.

(b)	The amounts shown in paragraph (a) above, include interest income and expenses calculated using the effective interest rate (EIR), which are related to the following items:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)
Financial assets measured at amortized cost	5,864,356	4,585,897	3,571,194
Financial assets measured at fair value through other comprehensive income	1,208,823	1,202,788	928,660

Total interest from financial assets calculated at EIR	7,073,179	5,788,685	4,499,854

Financial liabilities measured at amortized cost	2,453,728	1,526,281	938,480

F-1
52

Notes to the consolidated financial statements (continued)

20.	Fee income from financial services, net

(a)	For the years ended December 31, 2023, 2022 and 2021, this caption is comprised of the following:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)
Income
Performance obligations at a point in time:
Accounts maintenance, carriage, transfers, and debit and credit card fees	747,568	705,188	562,542
Income from services (acquirer and issuer role) (b)	738,177	523,313	—
Banking service fees	208,420	248,175	249,843
Brokerage and custody services (c)	5,811	5,836	8,457
Others	36,393	34,438	—
Performance obligations over time:
Funds management	137,137	153,948	184,703
Contingent loans fees	68,355	70,038	64,964
Collection services	60,648	60,931	52,955
Commission for loans rescheduling “Reactiva Peru” program	9,343	16,909	23,722
Others	19,414	23,259	37,293

Total (d)	2,031,266	1,842,035	1,184,479

Expenses

F-1
53

Notes to the consolidated financial statements (continued)

	2023	2022	2021
	S/(000)	S/(000)	S/(000)
Expenses for services (acquirer and issuer role) (b)	(339,846)	(238,997)	—
Credit cards	(199,464)	(164,722)	(128,580)
Commissions Mastercard - Visa	(85,741)	(56,845)	—
Credit life insurance premiums	(71,796)	(97,378)	(102,844)
Local banks fees	(58,956)	(50,192)	(36,836)
Foreign banks fees	(26,285)	(24,920)	(31,767)
Commission for loans rescheduling “Reactiva Peru” program	(12,930)	(22,373)	(26,215)
Registry expenses	(1,466)	(2,046)	(3,009)
Brokerage and custody services (c)	(675)	(961)	(824)
Others	(55,645)	(46,215)	(30,596)

Total	(852,804)	(704,649)	(360,671)

Net	1,178,462	1,137,386	823,808

(b)
Corresponds to the management and operation of the shared service of transaction processing of credit and debit cards, for clients of Izipay since April 2022, the month in which Izipay became a Subsidiary of IFS.

(c)	As of December 31, 2023, 2022 and 2021, the Group has recognized net income for transactions carried out on behalf of its clients amounting to S/5,136,000, S/4,875,000 and S/7,633,000, respectively.

(d)	Fee income by geographic distribution for the years ended December 31, 2023, 2022 and 2021 is presented below:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)
Country
Peru	1,931,303	1,720,865	1,046,471
Panama	99,963	121,170	138,008

Total	2,031,266	1,842,035	1,184,479

F-1
54

Notes to the consolidated financial statements (continued)

21.	Other income and (expenses)

(a)	This caption is comprised of the following:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)
Other income
Maintenance, installation and sale of POS equipment	28,743	22,000	—
Gain from sale of written-off-loans (c)	18,770	19,177	11,848
Gain on sale of property, furniture and equipment, Note 8(d)	15,300	11,780	—
Other technical income from insurance operations	10,163	6,489	8,115
Services rendered to third parties	7,512	7,611	6,836
Income from ATM rentals	5,365	6,459	4,944
Gain from refunds and penalties	—	18,783	—
Income from investments in associates (b)	—	18,692	33,378
Fair value adjustment of the participation held by Interbank in Izipay, Note 1(d)	—	222,513	—
Others	70,847	66,677	24,377

Total other income	156,700	400,181	89,498

Other expenses
Commissions from insurance activities	(42,400)	(90,168)	(37,920)
Administrative and tax penalties	(20,198)	(7,317)	(2,672)
Provision for accounts receivable	(13,847)	(5,684)	(1,123)
Cost of sale of POS equipment	(12,819)	(27,366)	—
Sundry technical insurance expenses	(10,066)	(11,048)	(65,757)
Expenses related to rental income	(5,814)	(7,521)	(4,026)
Donations	(4,529)	(4,712)	(4,991)
Provision for sundry risk	(4,138)	(12,661)	(14,872)
Write-off of intangibles, Note 9(a)	(3,455)	(6,266)	(10,371)
Others (*)	(67,726)	(67,901)	(68,460)

Total other expenses	(184,992)	(240,644)	(210,192)

(*)
During the years 2023 and 2022, corresponds mainly to expenses for operational write-offs and technological failures, among other minor expenses. During 2021, corresponds mainly to non-recurring expenses derived from the Covid-19 pandemic (implementation of safety protocols and remote working, among others).

(b)	As of December 31, 2022, includes S/5,033,000 corresponding to the participation that Interbank held in Izipay until the date of its acquisition, see Note 1(d).

(c)
During the years 2023, 2022 and 2021, Interbank sold written-off loan portfolios, in cash and to non-related third parties. The nominal value of the credits sold amounted to S/1,300,296,000, S/973,966,000 and S/501,540,000, respectively.

F-15
5

Notes to the consolidated financial statements (continued)

22.	Result from insurance activities, before expenses

(a)	This caption is comprised of the following:

	2023				2022
	General insurance	Pensions	Life	Total	General insurance	Pensions	Life	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Insurance service income -
Contracts measured under BBA and VFA (*):
CSM recognized for services rendered	49,191	3,609	27,978	80,778	43,496	1,945	25,320	70,761
Change in risk adjustment for non-financial risk	1,476	255	(1,850)	(119)	1,562	(828)	2,014	2,748
Insurance service expenses and expected claims incurred	69,145	273,396	62,348	404,889	76,567	266,433	42,398	385,398
Recovery of cash for insurance acquisition	3,489	273	6,613	10,375	1,159	121	2,078	3,358
Contracts measured under PAA:
Premiums assigned to the period	220,616	—	4,097	224,713	208,446	—	6,464	214,910

	343,917	277,533	99,186	720,636	331,230	267,671	78,274	677,175

Insurance service expenses -
Claims incurred expenses and other expenses	(108,805)	(798,733)	(114,753)	(1,022,291)	(118,621)	(813,703)	(92,950)	(1,025,274)
Onerous contract losses and loss reversion	38,101	(37,190)	11,636	12,547	5,872	(174,608)	5,854	(162,882)
Amortization of insurance acquisition cash flows	(120,123)	(273)	(6,613)	(127,009)	(116,088)	(121)	(2,078)	(118,287)
Changes to liabilities for incurred claims	(58,030)	477,027	64,182	483,179	11,757	521,781	49,033	582,571

	(248,857)	(359,169)	(45,548)	(653,574)	(217,080)	(466,651)	(40,141)	(723,872)

Insurance service results	95,060	(81,636)	53,638	67,062	114,150	(198,980)	38,133	(46,697)

Reinsurance income	—	—	—	(6,889)	—	—	—	(16,417)
Financial result of insurance operations (b)	—	(542,361)	(30,806)	(573,167)	—	(522,725)	19,338	(503,387)

Result from insurance activities (**)	95,060	(623,997)	22,832	(512,994)	114,150	(721,705)	57,471	(566,501)

(*)	BBA Method (Building Block Approach) and VFA Method (Variable Fee Approach).
(**)
Before expenses attributed to the insurance activity that are presented in the caption “Other expenses” in the consolidated statement of income, and that correspond to salaries and employee benefits, administrative expenses, depreciation and amortization and other expenses for S/334,602,000 and S/313,647,000 as of December 31, 2023 and 2022, respectively. See also financial information by segments in Note 27.

F-15
6

Notes to the consolidated financial statements (continued)

(b)	The composition of the financial result of insurance operations is as follows:

	2023			2022
	Pensions	Life	Total	Pensions	Life	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial expenses for issued insurance contracts -
Changes in the obligation to pay the fair value holder of the underlying assets of direct participation agreements due to the investment’s return	—	(10,499)	(10,499)	—	27,284	27,284
Interest credited	(541,468)	(23,088)	(564,556)	(523,539)	(9,526)	(533,065)
Changes in interest rate and other financial hypotheses	(433)	3,257	2,824	754	1,728,374	1,729,128
Effect of changes in current estimates and in CSM adjustment rates in relation to the rates used in the initial recognition	4	(621)	(617)	(16)	(1,729,032)	(1,729,048)

	(541,897)	(30,951)	(572,848)	(522,801)	17,100	(505,701)

Financial income from insurance contracts -
Interest credited	(388)	(1,086)	(1,474)	76	72	148
Effect of changes in interest rates and other financial hypotheses	(76)	1,130	1,054	—	(1,451)	(1,451)
Exchange differences	—	—	—	—	—	—
Effect of changes in current estimates and in CSM adjustment rates in relation to the rates used in the initial recognition	—	101	101	—	3,617	3,617

	(464)	145	(319)	76	2,238	2,314

Result from insurance activities	(542,361)	(30,806)	(573,167)	(522,725)	19,338	(503,387)

F-15
7

Notes to the consolidated financial statements (continued)

(c)	The composition of net premiums for the period 2021, according to IFRS 4, is as follows:

	Premiums assumed	Adjustment of technical reserves	Gross premiums (*)	Premiums ceded to reinsurers	Net premiums earned
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities (**)	614,899	(291,076)	323,823	—	323,823
Group life	136,743	(2,189)	134,554	(4,779)	129,775
Individual life	182,032	(76,339)	105,693	(5,494)	100,199
Retirement (disability and survival) (***)	8,418	(9,661)	(1,243)	(534)	(1,777)
Others	2	(13,595)	(13,593)	—	(13,593)

Total life insurance	942,094	(392,860)	549,234	(10,807)	538,427
Total general insurance	109,303	(2,405)	106,898	(58)	106,840

Total general	1,051,397	(395,265)	656,132	(10,865)	645,267

(*)	It includes the annual variation of technical reserves and unearned premiums.
(**)	The variation in the adjustment of technical reserves is due mainly to aging over time.
(***)
In April 2016, the Congress of the Republic of Peru approved the amendment of the Private Pension System Act, through which the affiliates of the Pension Fund Administrators (AFPs) who turn 65 and retire can choose, among other existing retirement modalities, the return of 95.5 percent of the total fund available from their Individual Capitalization Account (“CIC”, by its Spanish acronym). During 2017, to offset the contraction of retirement income because of the aforementioned amendment to the SPP Act, Interseguro launched the products “Renta Particular Plus” and “Renta Particular Plus – Vitalicio”. During year 2021, premiums collected for “Renta Particular Plus – Vitalicio” amounted to S/57,479,000 and for “Renta Particular Plus” amounted to S/219,347,000. In 2021, retirement premiums amounted to S/3,713,000.

(d)	The composition of net claims and benefits incurred for life insurance contracts and others, according to IFRS 4, is as follows:

	Gross claims and benefits	Ceded claims and benefits	Net insurance claims and benefits
	S/(000)	S/(000)	S/(000)
Life insurance
Annuities	(687,208)	—	(687,208)
Group life	(124,308)	11,222	(113,086)
Individual life	(37,049)	8,789	(28,260)
Retirement (disability and survival)	(53,089)	6,505	(46,584)
Others	(14,539)	11	(14,528)
General insurance	(27,691)	11	(27,680)

	(943,884)	26,538	(917,346)

F-1
5
8

Notes to the consolidated financial statements (continued)

23.	Salaries and employee benefits
This caption is comprised of the following:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)
Salaries	655,665	589,773	567,938
Vacations, health insurance and others	87,996	81,581	74,924
Social security	66,331	62,637	60,802
Severance indemnities	49,265	44,447	44,277
Workers’ profit sharing	38,018	92,042	59,441

Total	897,275	870,480	807,382

The average number of employees
fo
r the years 2023, 2022 and 2021 was 8,333, 8,076 and 7,378 respectively.

24.	Administrative expenses

(a)	This caption is comprised of the following:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)
Services received from third parties (b)	1,202,017	1,104,822	909,212
Taxes and contributions	77,202	64,008	44,452
Rental expenses (c) and Note 8(e)	9,643	10,958	11,841

Total	1,288,862	1,179,788	965,505

(b)
Services received from third parties correspond mainly to computer equipment repair and maintenance services, credit card associated expenses, securities transportation services, agency rentals, advertising and public relations, customer loyalty programs, marketing on digital media, telecommunications and professional fees, among others.

(c)	During the years 2023, 2022 and 2021, corresponds to disbursements made for short-term leases and low value assets, see Note 3.4(k).

F-1
5
9

Notes to the consolidated financial statements (continued)

25.	Earnings per share
The following table presents the calculation of the weighted average number of shares and the basic and diluted earnings per share, determined and calculated based on the earnings attributable to the Group, as described in Note 3.4(ad):

	Outstanding shares	Shares considered in computation	Effective days in the year	Weighted average number of shares
	(in thousands)	(in thousands)		(in thousands)
Year 2021
Balance as of January 1, 2021	115,423	115,423	365	115,423
Sale of treasury stock	1	1	267	1
Purchase of treasury stock	(6)	(6)	274	(5)

Balance as of December 31, 2021	115,418	115,418		115,419

Net earnings attributable to IFS’s shareholders S/(000)				1,790,155

Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				15.510

Year 2022
Balance as of January 1, 2022	115,418	115,418	365	115,418

Balance as of December 31, 2022	115,418	115,418		115,418

Net earnings attributable to IFS’s shareholders-restated S/(000)				1,668,026

Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				14.452

Year 2023
Balance as of January 1, 2023	115,418	115,418	365	115,418
Sale of treasury stock	1	1	277	1
Purchase of treasury stock	(939)	(939)	158	(407)

Balance as of December 31, 2023	114,480	114,480		115,012

Net earnings attributable to IFS’s shareholders S/(000)				1,072,728

Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				9.327

F-1
60

Notes to the consolidated financial statements (continued)

26.	Transactions with related parties and affiliated entities

(a)	The table below presents the main transactions with related parties and affiliated entities as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021:

	2023	2022
	S/(000)	S/(000)
Assets
Instruments at fair value through profit or loss	1,165	99
Investments at fair value through other comprehensive income	64,229	58,378
Loans, net (b)	1,686,288	1,317,453
Accounts receivable	87,902	117,273
Other assets	21,260	32,043
Liabilities
Deposits and obligations	1,066,505	1,040,975
Other liabilities	6,522	3,215
Off-balance sheet accounts
Indirect loans (b)	76,652	89,707

	2023	2022	2021
	S/(000)	S/(000)	S/(000)
Income (expenses)
Interest and similar income	95,604	72,334	68,166
Rental income	25,532	31,428	30,873
Valuation of financial derivative instruments	106	149	180
Interest and similar expenses	(39,749)	(16,821)	(3,065)
Administrative expenses	(38,711)	(33,758)	(44,249)
Others, net	60,312	51,241	31,392

F-1
6
1

Notes to the consolidated financial statements (continued)

(b)	As of December 31, 2023 and 2022, the detail of loans is the following:

	2023			2022
	Direct Loans	Indirect Loans	Total	Direct Loans	Indirect Loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Affiliated	1,389,463	3,557	1,393,020	1,108,276	18,832	1,127,108
Associates	296,825	73,095	369,920	209,177	70,875	280,052

	1,686,288	76,652	1,762,940	1,317,453	89,707	1,407,160

(c)
As of December 31, 2023 and 2022, the directors, executives and employees of the Group have been involved in credit transactions with certain subsidiaries of the Group, between the permitted limits by Peruvian law for financial entities. As of December 31, 2023 and 2022, direct loans to employees, directors and executives amounted to S/209,671,000 and S/211,715,000, respectively; said loans are repaid monthly and bear interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with shares of any Subsidiary.

(d)	The Group’s key personnel basic remuneration for the years ended December 31, 2023, 2022 and 2021, is presented below:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)
Salaries	28,325	26,964	24,768
Board of Directors’ compensations	3,151	3,923	2,861

Total	31,476	30,887	27,629

(e)
As of December 2023, the Group holds participation in different mutual funds that are managed by Interfondos, which are classified as investments at fair value through profit or loss and amount to S/7,358,000.

(f)	In Management’s opinion, transactions with related companies have been performed under market conditions and within the limits permitted by the SBS.

F-1
6
2

Notes to the consolidated financial statements (continued)

27.	Business segments
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
Payments -
It provides mainly administration services, operation and processing of credit and debit cards. Taking into account that Izipay became a subsidiary of IFS in April 2022, the results shown for this segment are considered thereafter.
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
No revenue from transactions with a single external customer or counterparty exceeded 10 percent of the Group’s total revenues in the years 2023, 2022 and 2021.

F-1
6
3

Notes to the consolidated financial statements (continued)

The following table presents the Group’s financial information by business segments for the years ended December 31, 2023, 2022 and 2021:

	2023
	Banking	Insurance	Wealth management	Payments	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total income (*)
Third party	7,812,858	1,695,222	291,408	829,766	(199,126)	10,430,128
Inter-segment	(126,620)	(4,975)	(1,386)	(13,862)	146,843	—

Total income	7,686,238	1,690,247	290,022	815,904	(52,283)	10,430,128

Consolidated statement of income data
Interest and similar income	6,076,020	851,648	183,926	9,255	(438)	7,120,411
Interest and similar expenses	(2,363,800)	(126,704)	(98,370)	(4,907)	1,415	(2,592,366)

Net interest and similar income	3,712,220	724,944	85,556	4,348	977	4,528,045

(Loss) recovery to impairment of loans	(1,981,988)	—	170	—	—	(1,981,818)
(Loss) recovery due to impairment of financial investments	15	(7,858)	347	—	(4)	(7,500)

Net interest and similar income after impairment loss on loans	1,730,247	717,086	86,073	4,348	973	2,538,727

Fee income from financial services, net	813,279	(13,431)	146,223	345,583	(113,192)	1,178,462
Net (loss) gain on sale of financial investments	(660)	9,948	(2,857)	—	—	6,431
Other income (expenses)	495,500	112,990	(37,332)	45,942	(65,716)	551,384
Result from insurance activities, before expenses	—	(178,379)	—	—	(13)	(178,392)
Depreciation and amortization	(271,526)	(21,658)	(15,018)	(55,144)	(15,692)	(379,038)
Other expenses	(1,678,356)	(352,933)	(138,589)	(277,578)	76,327	(2,371,129)

Income (loss) before translation result and Income Tax	1,088,484	273,623	38,500	63,151	(117,313)	1,346,445
Exchange difference	(15,969)	18,430	761	(2,347)	7,552	8,427
Income Tax	(216,366)	—	(3,081)	(27,735)	(28,414)	(275,596)

Net profit (loss) for the year	856,149	292,053	36,180	33,069	(138,175)	1,079,276

Attributable to:
IFS’s shareholders	856,149	292,053	36,180	33,069	(144,723)	1,072,728
Non-controlling interest	—	—	—	—	6,548	6,548

	856,149	292,053	36,180	33,069	(138,175)	1,079,276

(*)	Corresponds to interest income, net profit on the sale of financial investments, other income, income from commissions for banking services and income from insurance services.

F-1
6
4

Notes to the consolidated financial statements (continued)

	2022
	Banking (**)	Insurance	Wealth management	Payments(***)	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total income (*)
Third party	6,459,232	1,663,992	75,706	595,360	138,647	8,932,937
Inter-segment	(125,848)	(3,288)	(1,668)	(12,548)	143,352	—

Total income	6,333,384	1,660,704	74,038	582,812	281,999	8,932,937

Consolidated statement of income data
Interest and similar income	4,774,378	940,894	155,116	1,569	(655)	5,871,302
Interest and similar expenses	(1,476,942)	(130,049)	(50,306)	(1,269)	(3,123)	(1,661,689)

Net interest and similar income	3,297,436	810,845	104,810	300	(3,778)	4,209,613

(Loss) recovery to impairment of loans	(832,919)	—	2,368	—	—	(830,551)
Loss due to impairment of financial investments	(732)	(26)	(11,981)	—	(13)	(12,752)

Net interest and similar income after impairment loss on loans	2,463,785	810,819	95,197	300	(3,791)	3,366,310

Fee income from financial services, net	797,711	(7,160)	163,325	258,728	(75,218)	1,137,386
Net loss on sale of financial investments	(2,891)	(1,613)	(9,781)	—	—	(14,285)
Other income	478,308	47,536	(234,702)	36,040	229,528	556,710
Result from insurance activities, before expenses	—	(252,854)	—	—	—	(252,854)
Depreciation and amortization	(257,210)	(23,682)	(15,044)	(30,185)	(10,105)	(336,226)
Other expenses	(1,673,581)	(318,528)	(130,453)	(202,565)	34,215	(2,290,912)

Income (loss) before translation result and Income Tax	1,806,122	254,518	(131,458)	62,318	174,629	2,166,129
Exchange difference	(22,800)	950	(7,146)	2,316	1,202	(25,478)
Income Tax	(409,201)	—	(2,791)	(23,560)	(26,985)	(462,537)

Net profit (loss) for the year	1,374,121	255,468	(141,395)	41,074	148,846	1,678,114

Attributable to:
IFS’s shareholders	1,374,121	255,468	(141,395)	41,074	138,758	1,668,026
Non-controlling interest	—	—	—	—	10,088	10,088

	1,374,121	255,468	(141,395)	41,074	148,846	1,678,114

(*)	Corresponds to interest income, net profit on the sale of financial investments, other income, income from commissions for banking services and income from insurance services.
(**)	Includes 50 percent of Interbank’s participation in Izipay until March 2022, for the date on which Izipay becomes a subsidiary of the Group, see Note 1(d).
(***)	As of December 31, 2022, the payments segment corresponds to the profit generated by Izipay during the nine-month period ended December 31, 2022.

F-16
5

Notes to the consolidated financial statements (continued)

	2021
	Banking (**)	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total income (*)
Third party	4,866,775	1,676,185	487,339	(49,914)	6,980,385
Inter-segment	(99,094)	(383)	(3,402)	102,879	—

Total income	4,767,681	1,675,802	483,937	52,965	6,980,385

Consolidated statement of income data
Interest and similar income	3,636,810	802,961	154,328	11,526	4,605,625
Interest and similar expenses	(893,060)	(117,531)	(39,840)	(7,506)	(1,057,937)

Net interest and similar income	2,743,750	685,430	114,488	4,020	3,547,688

Impairment loss on loans	(379,034)	—	(2,543)	—	(381,577)
(Loss) recovery due to impairment of financial investments	(527)	33,198	(1,615)	(158)	30,898

Net interest and similar income after impairment loss on loans	2,364,189	718,628	110,330	3,862	3,197,009

Fee income from financial services, net	677,461	(6,802)	196,959	(43,810)	823,808
Net gain on sale of financial investments	99,938	146,797	3,623	268	250,626
Other income	452,566	87,919	132,429	(17,898)	655,016
Total net premiums earned minus claims and benefits	—	(272,037)	—	(42)	(272,079)
Depreciation and amortization	(245,432)	(25,035)	(14,977)	5,754	(279,690)
Other expenses	(1,542,487)	(325,242)	(128,444)	13,094	(1,983,079)

Income (loss) before translation result and Income Tax	1,806,235	324,228	299,920	(38,772)	2,391,611
Exchange difference	7,241	(51,493)	(7,570)	(37,498)	(89,320)
Income Tax	(453,198)	—	(8,805)	(40,109)	(502,112)

Net profit (loss) for the year	1,360,278	272,735	283,545	(116,379)	1,800,179

Attributable to:
IFS’s shareholders	1,360,278	272,735	283,545	(126,403)	1,790,155
Non-controlling interest	—	—	—	10,024	10,024

	1,360,278	272,735	283,545	(116,379)	1,800,179

(*)	Corresponds to interest income, net profit on the sale of financial investments, other income, income from commissions for banking services and income from insurance services.
(**)	Includes 50 percent of Interbank’s profit from Izipay, which were recorded in the caption “Other income”.

F-16
6

Notes to the consolidated financial statements (continued)

	2023
	Banking	Insurance	Wealth management	Payments	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (*)	327,513	21,184	6,430	89,646	163	444,936
Total assets	68,437,614	15,225,254	4,374,266	1,196,049	391,596	89,624,779
Total liabilities	60,380,895	14,787,105	3,453,408	946,660	48,610	79,616,678

	2022
	Banking	Insurance	Wealth management	Payments	Holding and Consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (*)	258,887	41,599	3,443	92,133	1,004	397,066
Total assets	66,977,277	14,133,681	5,102,598	902,610	365,923	87,482,089
Total liabilities	59,498,433	13,769,222	4,208,369	686,292	(106,454)	78,055,862

(*)	Includes the purchase of property, furniture and equipment, intangible assets and investment properties.
The distribution of the Group’s total income based on the location of the customer and its assets, for the year ended December 31, 2023, is S/10,185,755,000 in Peru and S/244,373,000 in Panama (for the year ended December 31, 2022, was S/8,905,940,000 in Peru and S/26,997,000 in Panama). The distribution of the Group’s total assets based on the location of the customer and its assets as of December 31, 2023 is S/85,387,995,000 in Peru and S/4,236,784,000 in Panama (for the year ended December 31, 2022, was S/82,507,472,000 in Peru and S/4,974,617,000 in Panama).

F-16
7

Notes to the consolidated financial statements (continued)

28.	Financial instruments classification
The financial assets and liabilities of the consolidated statement of financial position as of December 31, 2023 and 2022 are presented below.

	As of December 31, 2023
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	9,818,711	9,818,711
Inter-bank funds	—	—	—	524,915	524,915
Financial investments	1,556,540	21,246,569	444,878	3,474,004	26,721,991
Loans, net	—	—	—	46,520,382	46,520,382
Due from customers on acceptances	—	—	—	40,565	40,565
Other accounts receivable and other assets, net	158,101	—	—	1,246,480	1,404,581
Reinsurance contracts assets	—	—	—	26,287	26,287

	1,714,641	21,246,569	444,878	61,651,344	85,057,432

Financial liabilities
Deposits and obligations	—	—	—	49,188,234	49,188,234
Inter-bank funds	—	—	—	119,712	119,712
Due to banks and correspondents	—	—	—	9,025,930	9,025,930
Bonds, notes and other obligations	—	—	—	5,551,629	5,551,629
Due from customers on acceptances	—	—	—	40,565	40,565
Insurance and reinsurance contract liabilities	—	—	—	12,207,536	12,207,536
Other accounts payable, provisions and other liabilities	145,395	—	—	3,056,196	3,201,591

	145,395	—	—	79,189,802	79,335,197

F-1
6
8

Notes to the consolidated financial statements (continued)

	As of December 31, 2022
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	13,193,411	13,193,411
Inter-bank funds	—	—	—	296,119	296,119
Financial investments	1,932,993	17,038,942	512,884	3,302,779	22,787,598
Loans, net	—	—	—	45,502,998	45,502,998
Due from customers on acceptances	—	—	—	45,809	45,809
Other accounts receivable and other assets, net	515,800	—	—	919,767	1,435,567
Reinsurance contacts assets	—	—	—	34,053	34,053

	2,448,793	17,038,942	512,884	63,294,936	83,295,555

Financial liabilities
Deposits and obligations	—	—	—	48,530,708	48,530,708
Inter-bank funds	—	—	—	30,012	30,012
Due to banks and correspondents	—	—	—	7,100,646	7,100,646
Bonds, notes and other obligations	—	—	—	7,906,303	7,906,303
Due from customers on acceptances	—	—	—	45,809	45,809
Insurance and reinsurance contract liabilities	—	—	—	11,231,321	11,231,321
Other accounts payable, provisions and other liabilities	297,038	—	—	2,533,292	2,830,330

	297,038	—	—	77,378,091	77,675,129

F-1
69

Notes to the consolidated financial statements (continued)

29.	Financial risk management
It comprises the management of the main risks, that due to the nature of their operations, IFS and its Subsidiaries are exposed to; and correspond to: credit risk, market risk, liquidity risk, insurance risk and real estate risk.

•	Credit risk: possibility of loss due to inability or failure to pay debtors, counterparts or third parties bound to comply with their contractual obligations.

•
Market risk: probability of loss in positions on and off the consolidated statement of financial position derived from variations in market conditions; generally includes the following types of risk: exchange rate, fair value by interest rate, price, among others.

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
To manage the risks detailed above, every Subsidiary of the Group has a specialized structure and organization in their management, measurement systems, as well as mitigation and coverage processes, according to specific regulatory needs and requirements for the development of its business. The Group and its Subsidiaries, mainly Interbank, Interseguro, Inteligo Bank and Izipay, operate independently but in coordination with the general provisions issued by the Board of Directors and Management of IFS. The Board of Directors and Management of IFS are ultimately responsible for identifying and controlling risks. The Company has an Audit Committee comprised of three independent directors, pursuant to Rule 10A-3 of the Securities Exchange Act of the United States, and one of them is a financial expert according to the regulations of the New York Stock Exchange. The Audit Committee is appointed by the Board of Directors and its main purpose is to monitor and supervise the preparation processes of financial and accounting information, as well as the audits over the financial statements of IFS and its Subsidiaries.
Also, the Audit Committee is responsible for assisting the Board of Directors with monitoring and supervising, thus helping to ensure:

•	The quality and comprehensiveness of IFS’s financial statements, including its disclosures.

•	The existence of adequate procedures to assess, objectively and periodically, the effectiveness of the internal control system over the financial report.

•	The compliance of the legal and regulatory framework.

•	The qualification and independence of external auditors.

•	The performance of external auditors.

•	The implementation by Management of an adequate internal control system, particularly the internal control system over the financial report.
The Company has an Internal Audit Division which is responsible for monitoring the key processes and controls to ensure an adequate low risk control according to the standards defined in the Sarbanes Oxley Act.

F-1
7
0

Notes to the consolidated financial statements (continued)

Management is responsible for the preparation, presentation and comprehensiveness of the Group’s consolidated financial statements, the suitability of the principles and accounting policies it uses, the establishment and upkeeping of the internal control over the financial information, as well as the facilitation of communications among external auditors, IFS’s managers, Audit Committee and the Board of Directors.

(a)	Structure and organization of risk management -
The Group’s risk management structure and organization for each of its Subsidiaries is as follows:

(i)	Interbank -
Board of Directors
Interbank’s Board of Directors is responsible for establishing appropriate and integral risk management and promoting an internal environment that facilitates its development. The Board is continuously informed about the degree of exposure of the various risks managed by Interbank.
The Board has created several specialized committees to which it has delegated specific tasks to strengthen risk management and internal control.
Audit Committee
The Audit Committee’s main purpose is to monitor that the accounting financial reporting processes are appropriate, as well as to evaluate the activities performed by the auditors, both internal and external. The Committee is comprised of three members of the Board and the Chief Executive Officer, the Internal Auditor, the Vice-President of Corporate and Legal Affairs and other executives may also participate, when required. The Committee meets at least six times a year in ordinary sessions and informs the Board about the most relevant issues discussed.

Notes to the consolidated financial statements (continued)

Comprehensive Risk Management Committee
The Comprehensive Risk Management Committee (“GIR”, by its Spanish acronym) is responsible for approving the policies and organization for comprehensive risk management, as well as the amendments to said policies. This Committee defines the level of tolerance and the degree of exposure to risk that Interbank is willing to assume in its business and also decides on the necessary actions aimed at implementing the required corrective measures in case of deviations from the levels of tolerance to risk. The Committee is comprised of two Directors, the Chief Executive Officer and the Vice Presidents. The Committee reports monthly to the Board of Directors the main issues it has discussed and the resolutions taken in the previous meeting.
Assets and Liabilities Committee
The main purpose of the Assets and Liabilities Committee (“ALCO”) is to manage the financial structure of the statement of financial position of Interbank, based on profitability and risk targets. The ALCO is also responsible for the proposal of new products or operations that contain components of market risk. Likewise, it is the communication channel with the units that generate market risk. The ALCO meets monthly and it is comprised of the Chief Executive Officer, the Vice Presidents of Risks, Commercial, Finance, Operations, Distribution Channels, Capital Market and the Manager of Treasury / Position Desk.
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
Audit Committee
The main purpose of the Audit Committee is to monitor that the accounting and financial reporting processes are appropriate, as well as to assess the activities performed by External and Internal Auditors. The Audit Committee is comprised of three Board members who do not fulfil any executive position within Interseguro; at least one of them is an Independent Director who leads the Committee and cannot lead any other Committee within Interseguro. The Committee sessions can be attended by the Chief Executive Officer, the Audit Manager, the External Auditors and other executives when required. The Committee meets at least six times a year in ordinary sessions and informs the Board on the most relevant issues it has addressed.

Notes to the consolidated financial statements (continued)

Risk Committee
The Risk Committee is a corporate body created by the Board. It is responsible for defining the business risk limits of Interseguro through the approval of risk policies and the corrective measures needed to maintain adequate levels of risk tolerance. The Risk Committee is comprised of four Board members, the Risk Manager and the Chief Executive Officer.
Investment Committee
The Investment Committee is responsible for approving the limits for each security or real estate that may be included in Interseguro’s investment portfolio. This Committee is comprised of several Board Members, the Chief Executive Officer and the Vice-President of Investments.
Internal Audit Division
Risk management processes throughout Interseguro are monitored by the Internal Audit Division, which reviews and assesses the design, scope and functioning of the internal control system and verifies the compliance of legal requirements, policies, standards and procedures. The Internal Audit Division discusses the results of all assessments with Management and reports its findings and recommendations to the Audit Committee and Board of Directors.

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
The Group uses different models and rating tools. These tools measure and value the risk within a prospective vision, thus allowing better decision making regarding risk in the different stages or life cycle of client or product.

Notes to the consolidated financial statements (continued)

Said models and tools are permanently monitored and periodically validated to assure that the levels of prediction and performance are being maintained and to make corrective actions or adjustments, when needed.

(c)	Risk mitigation and risk coverage -
To mitigate its exposure to the various financial risks and provide adequate coverage, the Group has established a series of measures, among which the following stand out:

•	Policies, procedures, methodologies, models and parameters aimed to allow for the identification, measurement, control and reporting of diverse financial risks;

•	Review and assessment of diverse financial risks through specialized units of risk screening;

•	Timely monitoring and tracking of diverse financial risks and their maintenance within a defined tolerance level;

•	Compliance with regulatory limits and establishment of internal limits for exposure concentration; and

•	Procedures for managing guarantees.
Likewise, as part of its comprehensive risk management, in certain circumstances the Group uses derivative financial instruments to mitigate its risk exposure, which arises from variations in interest rates and foreign exchange rates.

(d)	Risk concentration -
Through its policies and procedures, the Group has established guidelines and mechanisms needed to prevent excessive risk concentration. In case any concentration risk is identified, the Group works with specialized units that enable it to control and manage said risks.

29.1	Credit risk

(a)
The Group opts for a credit risk policy that ensures sustained and profitable growth in all its products and the business segments it operates. In doing so, it applies assessment procedures for adequate decision-making, and uses tools and methodologies that allow the identification, measurement, mitigation and control of the different risks in the most efficient manner. Likewise, the Group regularly incorporates, develops and reviews management models that allow an adequate measurement, quantification and monitoring of the loans granted by each business unit and also encourages the continuous improvement of its policies, tools, methodologies and processes. Additionally, as a consequence of the political, economic and social context that arose during 2022 and 2021, see Note 1(b), and the high uncertainty of the intensity of the El Niño event in 2023, the behavior and performance of the expected credit losses of the retail and commercial clients has been affected, thus requiring a greater monitoring of results, which has also required certain subsequent adjustments to the expected loss model to be able to capture the effects of the current situation, which has generated a high level of uncertainty in the estimation of the loans expected loss.

Notes to the consolidated financial statements (continued)

In compliance with the policy of monitoring the Group’s credit risk, during 2023, 2002 and 2021 Interbank performed the recalibration process of its risk parameters for the calculation of the expected credit losses.

(b)
The Group is exposed to credit risk, which is the risk that a counterparty causes a financial loss by failing to comply with an obligation. Credit risk is the most important risk for the Group’s business; therefore, Management carefully manages its exposure to credit risk, which arises mainly in lending activities that lead to loans and investment activities that contribute with securities and other financial instruments to the Group’s asset portfolio. There is also credit risk in the financial instruments out of the consolidated statement of financial position, such as contingent credits (indirect loans), which expose the Group to risks similar to those of direct loans, being mitigated with the same control processes and policies. Likewise, credit risk arising from derivative financial instruments is, at any time, limited to those with positive fair values, as recorded in the consolidated statement of financial position.

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
The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower or group of borrowers and geographical and industry segments. Said risks are monitored on a revolving basis and subject to continuous review.
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
As of December 31, 2023 and 2022, Management estimates that the maximum credit risk to which the Group is exposed is represented by the book value of the financial assets which show a potential credit risk and consist mostly of deposits in banks, inter-bank funds, investments, loans (direct and indirect), without considering the fair value of the collateral or guarantees, derivative financial instruments transactions, receivables from insurance transactions and other monetary assets. In this sense, As of December 31, 2023 and 2022, the main captions were formed as follows:

•	76.0 percent and 74.2 percent, respectively, of cash corresponds to amounts deposited in the Group’s vaults or in the BCRP;

•	85.3 percent and 89.8 percent, respectively, of the loan portfolio is classified into the two lower credit risk categories defined by the Group under IFRS 9 (high and standard grade);

•
89.8 percent and 92.6 percent, respectively, of loans is deemed non-past-due and non-impaired. It is worth mentioning that, because of the effects of the Covid-19 pandemic, the Group has rescheduled loans that met certain requirements. The balance of rescheduled loans related to Covid-19 as of December 31, 2023 and 2022 amounts approximately to S/3,513,905,000,000 and S/5,048,978,000, respectively. Additionally, as a consequence of “Reactiva Peru” program, the Group has rescheduled loans that meet certain requirements, therefore
;
the balance of credits rescheduled under this program as of December 31, 2023 and 2022, amounts approximately to S/730,508,000 and S/1,473,770,000, respectively. Likewise, during 2023, the Group made rescheduling to its retail clients that were affected by social conflicts, natural disasters and other resolutions for S/1,979,342,000.

•
90.2 percent and 88.0 percent, respectively, of investments at fair value through other comprehensive income and investments at amortized cost have at least an investment grade (BBB- or higher) or are debt instruments issued by the BCRP or the Peruvian Government; and

•	97.2 percent and 97.7 percent of accounts receivable from insurance premiums and leases of the investment properties are deemed non-past due and non-impaired.

•
In addition, as of December 31, 2023 and 2022, the Group holds loans (direct and indirect) and investments in fixed income instruments issued by entities related to the infrastructure sector that, in recent years, have been exposed to local and international events. As of December 31, 2023 the loans amount approximately to S/588,659,000 (S/200,177,000 in direct loans and S/388,482,000 in indirect loans) and investments in fixed income instruments amount approximately to S/1,011,043,000 (as of December 31, 2022 the loans amount approximately to S/712,662,000 (S/163,534,000 in direct loans and S/549,128,000 in indirect loans) and investments in fixed income instruments amount approximately to S/1,036,763,000).

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

F-17
7

Notes to the consolidated financial statements (continued)

Under some circumstances, entities may not have reasonable and sustainable information available without disproportionate effort or cost to measure the expected credit losses during the lifetime of the asset on an individual instrument basis. In that case, expected credit losses during the asset’s lifetime shall be recognized on a collective basis considering information about the overall credit risk. The financial assets for which the Group calculates the expected loss under a collective assessment include:

•
All direct and indirect (contingent) loans related to stand-by letters, guarantees, bank guarantees and letters of credit; except loans under legal collection do not have a payment agreement and specifically, certain clients that belong to the infrastructure sector.

•	Debt instruments measured at amortized cost or at fair value through other comprehensive income.
The expected credit loss is estimated collectively for each loan portfolio with shared similar risk characteristics. Not only default indicators, but all information such as: macroeconomic projections, type of instrument, credit risk ratings, types of guarantees, date of initial recognition and remaining time to maturity, among other indicators.
For the collective impairment assessment, the financial assets are grouped based on the Group’s internal credit rating system, which considers credit risk characteristics, such as: type of asset, economic sector, geographical location and type of guarantee, among other relevant factors.
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
In assessing whether a borrower is in default, the Group considers the following indicators:

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

F-1
7
8

Notes to the consolidated financial statements (continued)

•	Existing or forecast adverse changes in the business, economic or financial conditions that are expected to cause a significant change in the borrower’s ability to meet its debt obligations.

•	Real or expected significant change in the operating results of the borrower

•	Existing or future adverse changes in the regulatory, economic, or technological environment of the borrower that results in a significant change in its ability to meet its debt obligations.
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
In the case of Interbank, its Credit Risk Department determines its risk level according to the following classification, as of December 31, 2023 and 2022:

F-1
7
9

Notes to the consolidated financial statements (continued)

	2023
Banking	Segment	High grade PD less than or equal (*)	Standard grade PD range (*)	Grade lower than standard PD equal to or higher (*)
Personal Banking	Credit card	7.12%	7.13% - 16.98%	16.99%
	Mortgage	2.07%	2.08% - 6.80%	6.81%
	Payroll loans	2.80%	2.81% - 6.43%	6.44%
	Consumer	9.32%	9.33% - 20.78%	20.79%
	Vehicular	9.13%	9.14% - 22.90%	22.91%
Small Business Banking		15.26%	15.27% - 31.69%	31.70%
	Corporate	0.22%	0.22%	0.22%
Commercial Banking	Institutional	0.55%	0.55%	0.55%
	Companies	5.23%	5.24% - 9.67%	9.68%
	Real estate	3.71%	3.71%	3.71%

F-1
80

Notes to the consolidated financial statements (continued)

	2022
Banking	Segment	High grade PD less than or equal (*)	Standard grade PD range (*)	Grade lower than standard PD equal to or higher (*)
	Credit card	7.36%	7.37% - 17.52%	17.53%
	Mortgage	1.15%	1.16% - 3.76%	3.77%
	Payroll loans	3.94%	3.95% - 16.89%	16.90%
Personal Banking	Consumer	7.94%	7.95% - 18.15%	18.16%
	Vehicular	3.24%	3.25% - 9.09%	9.10%
Small Business Banking		15.05%	15.06% - 24.59%	24.60%
	Corporate	0.28%	0.28%	0.28%
Commercial Banking	Institutional	0.28%	0.28%	0.28%
	Companies	3.72%	3.73% - 6.84%	6.85%
	Real estate	1.66%	1.66%	1.66%

(*)	The probability of default is exclusively determined by the statistical model and, therefore, does not include the subsequent adjustments to the model, detailed in Note 29.1 (d.7)
The main objective of the scoring or rating is to generate statistical models that allow forecasting the applicant’s level of credit risk. The development of these models incorporates both qualitative and quantitative information, as well as client specific information that may affect their performance.
These rating models are monitored on a regular basis because over time, some factors may have a negative impact on the model’s discriminating power, and stability due to changes in the population or its characteristics.
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

F-1
81

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
Likewise, for commercial sector clients, Interbank has implemented a system that allows more personalized monitoring, based on warnings, changes in ratings and reputation problems, among others.
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

F-1
82

Notes to the consolidated financial statements (continued)

As of December 31, 2023 and 2022, the Group holds stand-by letters and guarantees with entities related to the infrastructure sector that, in recent years, for circumstantial reasons; were exposed to national and international events, as well as loans under legal collection that do not have payment agreements. To determine the expected losses of these entities, the Group, in a complementary manner, has performed an individual assessment to determine if the operation is in Stage 1, Stage 2 or Stage 3.
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
In the case of Interbank, the calculation of the LGD has been developed under two differentiated methods, which are described below:

•	Closed recoveries
Those in which a client entered and left default (due to debt settlement, application of penalty or refinancing) over a course of up to 100 months and 88 months, as of December 31, 2023 and 2022, respectively.

•	Open recoveries
Those in which a client entered and did not manage to exit default over a course of up to 100 months and 88 months, as of December 31, 2023 and 2022, respectively. This method identifies the adjustment factor that allows to simulate the effect of a closed recovery process. Thus, a recovery curve is built from the information of closed recovery processes and a recovery rate curve is estimated based on the number of months of each process.
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
A calculation methodology has been developed for those portfolios that present a defined schedule, differentiating those transactions that consider prepayment and those that do not consider prepayment; another methodology is based on building the credit risk factor for those portfolios that allow the client the ability to use a line of credit (revolving products) and, therefore, the percentage of additional use of the credit line that the client could use in the event of a default must be calculated.

(d.4)	Significant increase in credit risk:
The Group has established a framework that incorporates quantitative and qualitative information to determine whether the credit risk on a financial instrument has significantly increased since initial recognition, both for loans and investments. The framework is aligned with the Group’s internal credit risk management process.
In certain cases, using its expert credit judgment and, where possible, with relevant historical experience, the Group may determine that an exposure has experienced a significant increase in credit risk when certain qualitative indicators may not be captured by a timely quantitative analysis.
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
Lifetime expected losses are calculated for the entire remaining life of the asset. For operations with payment schedule, they are calculated in each year of remaining life by multiplying the following risk parameters: 12-month forward-looking PD, the client’s LGD, and the EAD of the corresponding year of remaining life, then the summation is done. For operations without a payment schedule, they are calculated by multiplying the lifetime forward-looking PD, the client’s LGD, and the balance as of the reporting date.

•	Stage 3 -
Expected losses are calculated by multiplying the PD (equal to 100 percent) by the client’s LGD and the balance as of the reporting date.

Notes to the consolidated financial statements (continued)

The Group classifies the operations with a significant increase in the risk of each portfolio such as marked refinanced operations, operations with arrears longer than 30 days (for all portfolios except Mortgages that consider arrears longer than 60 days), or operations marked “Leave” or “Reduce” in the surveillance system for the Commercial Banking portfolio.
Likewise, the evaluation of the significant risk increase is made by comparing the 12-month PD to the date of origin and the 12-month PD to the date of the report adjusted by the forward-looking factor, according to the quantitative criteria of absolute variation and relative variation. As of December 31, 2023, the Group has established a range of simple average absolute variation of 7.5 percent and a simple average relative variation of 417.2 percent (a range of simple average absolute variation of 7 percent and a simple average relative variation of 588 percent, as of December 31, 2022).
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

F-18
5

Notes to the consolidated financial statements (continued)

An operation shall migrate from Stage 1 to Stage 2 due to significant risk increase, if comparing the current PD with the PD at the moment it was generated shows an increase (relative and absolute variation) in the PD that exceeds the established thresholds.
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
The National Government Guarantees Program “Reactiva Peru”, created by Legislative Decree No.1455, and amended by Legislative Decree No.1457, aimed to provide a quick and effective response to the liquidity needs faced by companies due to the impact of the Covid -19 pandemic.
During the year 2020, Interbank granted loans for S/6,617,142,000. As of December 31, 2023 and 2022, the Bank maintains loans from the “Reactiva Perú” program, for a balance of approximately S/848,886,000 and S/2,357,201,000, respectively; including accrued interest amounting to S/46,277,000 and S/57,254,000, respectively. The amounts covered by the Peruvian Government guarantee amounted to S/675,492,000 and S/2,040,379,000, respectively.
Also, during the years 2023 and 2022, the Peruvian government established measures for the rescheduling of these loans setting new grace periods in addition to the grace periods of the original loan. Also, certain requirements were established that the client had to comply with to access to the rescheduling.

(d.6)	Rescheduled loans:

(d.6.1)	Reschedules due to Covid-19
Because of the consequences of the Covid-19 pandemic explained in Note 1(c), the SBS authorized financial entities to grant credit facilities (rescheduling) to clients that meet certain requirements specified by the regulations issued by this regulatory entity. In that sense, Interbank granted repayment facilities to its customers that included: modification of repayment schedules, granting of grace periods, reduction of interest rates and fractioning and downsizing of installments, among others. The effects of these reschedulings have been recorded in the caption “Interest and similar income” of the consolidated income statement, see Note 19.
As of December 31, 2023 and 2022, the balance of said rescheduling amounted to S/3,513,950,000 and S/5,048,978,000, respectively.

F-18
6

Notes to the consolidated financial statements (continued)

(d.6.2)	Reschedules “Reactiva Peru”
During 2023 and 2022, the MEF and the SBS establish measures to reschedule the loans guaranteed under the “Reactiva Peru” program. See Note 29.1 (d.5).
During 2023 and 2022, Interbank performed rescheduling of loans under the “Reactiva Peru” program for an amount of S/25,928,000 and S/133,046,000, respectively. As of December 31, 2023 and 2022, the balance of rescheduled credits of the “Reactiva Peru” program amounts to approximately S/730,508,000 and S/1,473,770,000, respectively. As a result of these reschedulings, during 2023 expenses of approximately S/38,650,000
,
and during 2022 revenues of approximately S/18,180,000 were recorded. Both amounts are presented as a part of interest and similar income. See Note 19.
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

(d.6.3)	Rescheduling due to political and social conflicts
As a result of the social conflicts the country faced, explained in Note 1(b), during 2023, the SBS authorized the entities of the financial sector to modify the contractual conditions of retail loans (consumer, mortgage, micro and small businesses) in order to facilitate the debt payment of the financial sector’s clients, provided they comply with several conditions related to their risk classification, maximum past due days as of the date of the rescheduling and maximum term extensions, among others. The effects of these reschedulings have been recorded in the caption “Interest and similar income” of the consolidated statement of income; see Note 19.
During the year 2023, in application of the aforementioned measures and other Resolutions, Interbank has performed loan rescheduling for an amount of S/1,979,342,000.

(d.7)	Subsequent adjustments to the model
The risks and uncertainties originated by the Covid-19 during the year 2021 and the political and economic context of Peru in the years 2021 and 2022, and the probability of occurrence of the El Niño event in the year 2023, have not been adequately reflected by the existing statistical models which are parameterized to determine the expected loss of the Group, considering that those events are of extraordinary nature and have not had precedents that would have been used as a basis to model them in the calculation of the expected loss. For this reason, Interbank incorporated a series of expert judgments with the purpose of calculating the expected loss pursuant to the requirement established by IFRS 9.

F-18
7

Notes to the consolidated financial statements (continued)

Following are details of the subsequent adjustments to the expected loss model performed to include in the calculation the effects of the uncertainty and risks as of December 31, 2023, 2022 and 2021:

(i)	Subsequent adjustments to the model included in 2023:
An expert judgment was set out that seeks to stress the probability of default from clients due to the uncertainty of the intensity and occurrence probability of the El Niño event.

•	Stress of the probability of default (PD) for loans in Stage 1 and Stage 2
This judgment is related to the reviewing of the forward-looking factors used by the model, which are built from macroeconomic models and forecasts performed by an external provider; and it is based on a more stressed forward-looking scenario of the economy’s performance compared with the weighted factors of the expected loss model. The difference between both represents, for each portfolio, the additional provision requirement. In this sense, it is possible to stress the expected loss by applying more severe macroeconomic forecasts to the probability of default.
Following is the amount of the expected loss to direct and indirect loans as of December 31, 2023, as determined by the model, and the subsequent adjustments to the model explained in previous paragraphs:

	Expected loss (according to model)	Subsequent adjustments to the model	Expected loss (total)
	S/(000)	S/(000)	S/(000)
Commercial loans	278,145	18,107	296,252
Consumer loans	1,709,256	153,126	1,862,382
Mortgage loans	84,731	2,464	87,195
Small and micro-business loans	114,629	6,899	121,528

Total	2,186,761	180,596	2,367,357

(ii)	Subsequent adjustments to the model included in 2022:
Two expert judgments were set up that seek to stress the pro
b
ability of default from c
u
stomers due to the political and economic situation in Peru, as described in Note 1(b).

•	Stress of the probability of default (PD) for loans in Stage 1 and Stage 2
This judgment includes an additional stress scenario for Stages 1 and 2 based on the uncertainty of the political and economic context, and which the expected loss model could not include due to its extraordinary nature. In this sense, it can be incorporated a stress to the forward-looking factors used in the macroeconomic forecasts, thus increasing the provision for expected loss requirement in Stages 1 and 2, considering the historical behavior of the forward-looking factors during a concrete period and excluding any factor that could skew the results of this period by showing an atypical trend as a result of the presented environment.

•	Stress for clients in stage 3
The expert judgement applied to these clients considers the relative participation of the exposure of clients in Stage 3 as a function of the total portfolio exposure (Stage 3 exposure divided by the total exposure) during a concrete period and excluding any factors that may bias the results of this period, showing an atypical trend due to the presented environment.

F-1
8
8

Notes to the consolidated financial statements (continued)

Once this period of analysis is excluded, the series average is calculated, and a standard deviation is added with the purpose of determining the level of additional provisions for clients in Stage 3.
Following is the amount of the expected loss to direct and indirect loans as of December 31, 2022, as determined by the model, and the subsequent adjustments to the model explained in previous paragraphs:

	Expected loss (according to model)	Subsequent adjustments to the model	Expected loss (total)
	S/(000)	S/(000)	S/(000)
Commercial loans	261,187	21,231	282,418
Consumer loans	1,296,560	325,822	1,622,382
Mortgage loans (*)	61,618	—	61,618
Small and micro-business loans	90,685	6,247	96,932

Total	1,710,050	353,300	2,063,350

(*)	Considering the nature of these loans, it has not been necessary to determine a subsequent adjustment in the model.

(iii)	Subsequent adjustments to the model included in 2021
To reflect the impact of Peru’s current political and economic uncertainty, Interbank decided to apply its expert judgment to stress the expected loss by applying more severe macroeconomic forecasts to the probability of default for the entirety of its portfolio.
Additionally, given the uncertain context due to the outbreak of the Omicron variant, new expert criteria were applied for the new wave of infections, that could cause another cycle of loan reschedulings. This criterion has been applied only to the Credit Cards portfolio. On the other hand, an expert judgment in relation to the “Reactiva Peru” program was applied. As of December 31, 2021, the impact of the application of these judgments generated a higher expected loss provision of S/595,643,000.

(d.8)	Prospective information
Expected credit losses consider information about overall credit risk. Information about overall credit risk must incorporate not only information on delinquency, but also all relevant credit information, including forward-looking macroeconomic information.
To comply with the regulatory requirement, it has been determined that the methodology includes the aforementioned effects within the expected loss.

F-1
8
9

Notes to the consolidated financial statements (continued)

The estimation of expected credit losses will always reflect the possibility of a credit loss, even if the most likely result is not credit loss. Therefore, estimates of expected credit losses are required to reflect a weighted, unbiased amount that is determined by evaluating a range of possible outcomes.
To capture these effects, stress models have been used that have been carried out by an external provider and seek to stress the probability of default based on different macroeconomic variable projection scenarios.
The Group has defined three possible scenarios for each portfolio: base, optimistic and pessimistic.
Within the analysis carried out for the projection of probability of default, the projection period determined is 36 months (3 years). For projections after that period, the same information of that last year is considered, because it is deemed that projections beyond this period lose statistical significance, as evidenced by observing thresholds of confidence levels.
Macroeconomic variables used as of December 31, 2023:

	Scenario	2024	2025	2026
Domestic demand (annual % var.)	Optimistic	3.3%	2.9%	2.8%
	Base	3.0%	2.7%	2.4%
	Pessimistic	1.8%	2.8%	2.3%
Private formal employment (annual % var.)	Optimistic	3.0%	3.1%	2.6%
	Base	2.7%	2.9%	2.5%
	Pessimistic	1.8%	2.9%	3.1%
Real disposable income per capita (annual % var.)	Optimistic	2.3%	1.8%	2.9%
	Base	2.0%	1.6%	2.6%
	Pessimistic	0.7%	1.7%	2.3%
Real formal salary (annual % var.)	Optimistic	1.3%	1.7%	2.1%
	Base	1.1%	1.6%	1.9%
	Pessimistic	(2.6%)	0.6%	1.0%
Real informal salary (annual % var.)	Optimistic	3.3%	3.0%	3.1%
	Base	2.9%	2.9%	2.8%
	Pessimistic	(0.1%)	1.8%	2.2%

F-1
90

Notes to the consolidated financial statements (continued)

Macroeconomic variables used as of December 31, 2022:

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
The following tables summarize the impact of multiple scenarios on the expected credit loss of direct and indirect loans (optimistic, base and pessimistic):

	%	Total
		S/(000)
December 31, 2023
Optimistic	7	159,536
Base	49	1,127,461
Pessimistic	44	1,080,360

Total		2,367,357

	%	Total
		S/(000)
December 31, 2022
Optimistic	10	198,113
Base	52	1,050,333
Pessimistic	38	814,904

Total		2,063,350

F-1
91

Notes to the consolidated financial statements (continued)

Guarantees:
The fair value of the loan guarantees as of December 31, 2023 and 2022, is presented below:

	Fair value of the credit guarantee under the base scenario
As of December 31, 2023	Maximum exposure to credit risk	Cash	Investments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Subject to impairment
Financial assets
Cash and due from banks	9,818,711	—	—	—	—	—	9,818,711	—
Commercial loans	21,155,476	665,532	1,242,105	11,585,327	3,202,231	16,695,195	4,460,281	278,466
Small and micro-business loans	933,824	—	—	—	—	—	933,824	121,377
Consumer loans	16,325,460	—	—	—	—	—	16,325,460	1,862,384
Mortgage loans	9,834,398	—	—	17,005,359	—	17,005,359	(7,170,961)	87,198

Direct loans	48,249,158	665,532	1,242,105	28,590,686	3,202,231	33,700,554	14,548,604	2,349,425
Debt instruments at amortized cost	3,474,004	—	—	—	—	—	3,474,004	62

Total financial assets at amortized cost	61,541,873	665,532	1,242,105	28,590,686	3,202,231	33,700,554	27,841,319	2,349,487
Debt instruments at fair value through other comprehensive income	21,246,569	—	—	—	—	—	21,246,569	61,046

Total debt instruments at fair value through other comprehensive income	21,246,569	—	—	—	—	—	21,246,569	61,046
Not subject to impairment
Derivative financial instruments - Trading	99,099	9,755	—	—	—	9,755	89,344	—
Derivative financial instruments - Hedges	59,002	—	—	—	—	—	59,002	—
Financial assets at fair value through profit or loss	1,556,540	—	—	—	—	—	1,556,540	—

Total financial instruments at fair value through profit or loss	1,714,641	9,755	—	—	—	9,755	1,704,886	—

	84,503,083	675,287	1,242,105	28,590,686	3,202,231	33,710,309	50,792,774	2,410,533

Financial guarantees (guarantees and stand-by letters)	4,302,772	37,039	111,984	1,838,666	775,774	2,763,463	1,539,309	17,667
Letters of credit for customers	440,708	4,984	27,936	—	10,000	42,920	397,788	265

Indirect loans	4,743,480	42,023	139,920	1,838,666	785,774	2,806,383	1,937,097	17,932

	89,246,563	717,310	1,382,025	30,429,352	3,988,005	36,516,692	52,729,871	2,428,465

F-1
92

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

F-1
93

Notes to the consolidated financial statements (continued)

The following table shows the analysis of the fair values of the guarantees classified in Stage 3:

	Fair value of the credit guarantee under the base scenario
As of December 31, 2023	Maximum exposure to credit risk	Cash	Investments	Guarantees from third parties or governments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	398,159	—	962	—	608,852	55,610	665,424	(267,265)	162,385
Small and micro-business loans	106,028	—	—	—	—	—	—	106,028	70,818
Consumer loans	733,096	—	—	—	—	—	—	733,096	682,417
Mortgage loans	273,405	—	—	—	679,945	—	679,945	(406,540)	54,651

Total	1,510,688	—	962	—	1,288,797	55,610	1,345,369	165,319	970,271

Indirect loans	15,800	—	275	—	7,451	—	7,726	8,074	7,369

	1,526,488	—	1,237	—	1,296,248	55,610	1,353,095	173,393	977,640

	Fair value of the credit guarantee under the base scenario
As of December 31, 2022	Maximum exposure to credit risk	Cash	Investments	Guarantees from third parties or governments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	408,104	10	2,818	—	495,872	66,074	564,774	(156,670)	154,299
Small and micro-business loans	91,195	—	—	—	—	—	—	91,195	51,709
Consumer loans	452,301	—	—	—	—	—	—	452,301	430,902
Mortgage loans	238,527	—	—	—	624,486	—	624,486	(385,959)	45,101

Total	1,190,127	10	2,818	—	1,120,358	66,074	1,189,260	867	682,011

Indirect loans	26,076	—	—	—	—	—	—	26,076	8,936

	1,216,203	10	2,818	—	1,120,358	66,074	1,189,260	26,943	690,947

(*)	Includes the total fair value of the guarantees held by the Group as of December 31, 2023 and 2022, regardless of the balance of the loan it guarantees.

F-1
94

Notes to the consolidated financial statements (continued)

(e)	Credit risk management for investments

(e.1)	Scoring or internal rating and PD:
For this type of financial instruments, the Group analyzes public information available from international risk rating agencies such as: Fitch, Moody’s and Standard & Poor’s, and assigns a rating to each instrument.
For each rating agency, the ratings associated with higher to lower credit quality are shown:

Fitch	Moody’s	Standard & Poor’s
AAA	Aaa	AAA
AA+	Aa1	AA+
AA	Aa2	AA
AA-	Aa3	AA-
A+	A1	A+
A	A2	A
A-	A3	A-
BBB+	Baa1	BBB+
BBB	Baa2	BBB
BBB-	Baa3	BBB-
BB+	Ba1	BB+
BB	Ba2	BB
BB-	Ba3	BB-
B+	B1	B+
B	B2	B
B-	B3	B-
CCC	Caa1	CCC+

F-19
5

Notes to the consolidated financial statements (continued)

The Group determines its risk level according to the following classification as of December 31, 2023 and 2022:

	High grade	Standard grade	Grade lower than standard
2023	Rating: from AAA to A	Rating: from BBB to B	Rating: from CCC to C
	PD less than or equal to:	PD range	PD equal to or higher than:
Global	0.04% — 0.11%	0.12% — 2.11%	22.97%
Latin America	0.00%	0.09% — 2.91%	22.80%
Sovereigns	0.00%	0.00% — 1.87%	25.45%

	High grade	Standard grade	Grade lower than standard
2022	Rating: from AAA to A	Rating: from BBB to B	Rating: from CCC to C
	PD less than or equal to:	PD range	PD equal to or higher than:
Global	0.05% — 0.11%	0.12% — 2.09%	23.34%
Latin America	0.00%	0.09% — 3.02%	24.64%
Sovereigns	0.00%	0.00% — 1.55%	27.08%
Finally, each instrument is assigned a PD according to the transition matrices published by Fitch.

(e.2)	Loss given default (LGD):
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

F-19
6

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
The Group periodically evaluates the following warning signs and criteria to assess whether the financial instrument presents a significant risk increase (stage 2) at the reporting date:

•	Significant decrease (30 percent of its original value) and prolonged (12 months) of the market value of the investment.

•	Infringements of covenants without a waiver from the bondholders committee.

•	Forced interventions by governments in the primary and secondary markets of the issuers.

•	Linkage of the issuer in illicit, political and fraud activities.

•	Impairment of collaterals (underlying assets) in the case of securitized instruments.

•	Delays or short and frequent breaches in the payment of coupons.

•	Macroeconomic, regulatory, social, technological and environmental changes are significantly adverse.

•	Other evaluations and/or alerts made by each Subsidiary (financial statements, evaluation of EBIT, financial indicators by industry, regulatory criteria, others).

F-19
7

Notes to the consolidated financial statements (continued)

The table below presents the credit risk ratings issued by risk rating agencies of recognized prestige local and international financial investments:

	As of December 31, 2023		As of December 31, 2022
	S/(000)%		S/(000)%
Instruments issued and rated in Peru:
AAA	—	0.0	2,944	0.0
BBB- / BBB+	2,611,807	9.8	2,387,376	10.5
BB- / BB+	652,347	2.4	685,424	3.0
B- / B+	4,770	0.0	—	0.0

	3,268,924	12.2	3,075,744	13.5

Instruments issued in Peru and rated abroad:
BBB- / BBB+	13,174,718	49.3	11,710,437	51.4
BB- / BB+	490,215	1.8	545,868	2.4
B- / B+	214,083	0.8	—	0.0

	13,879,016	51.9	12,256,305	53.8

Instruments issued and rated abroad:
AAA	11,105	0.0	41,198	0.2
AA- / AA+	145,599	0.5	26,077	0.1
A- / A+	656,237	2.5	489,765	2.2
BBB- / BBB+	2,565,054	9.6	2,247,646	9.9
BB- / BB+	228,812	0.9	295,812	1.3
B- / B+	16,190	0.1	61,089	0.3
Less than B-	1,723	0.0	983	0.0

	3,624,720	13.6	3,162,570	13.9

Unrated
Negotiable certificates of deposit issued by the BCRP	3,448,984	12.9	43,868	0.2
Mutual funds and investment funds participations (*)	1,099,282	4.1	1,402,848	6.2
Securitized bonds	3,008	0.0	—	0.0
Others	81,910	0.3	1	0.0
Certificates of deposits with variable interest rates issued by the BCRP	—	0.0	1,434,836	6.3
Listed shares	660,839	2.5	790,408	3.5
Non-listed shares and participations	229,933	0.9	226,953	1.0

Total	26,296,616	98.4	22,393,533	98.3

Accrued interest	425,375	1.6	394,065	1.7

Total	26,721,991	100.0	22,787,598	100.0

(*)	Includes mutual and investment funds which do not have risk rating.

F-
19
8

Notes to the consolidated financial statements (continued)

(f)	Concentration of financial instruments exposed to credit risk -
Financial instruments exposed to credit risk were distributed according to the following economic sectors:

	As of December 31, 2023
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
Consumer loans	—	—	—	16,354,337		16,354,337
Government of Peru	—	8,239,321	—	3,307,309		11,546,630
Mortgage loans	—	—	—	9,844,293		9,844,293
BCRP	—	3,448,984	—	5,926,921		9,375,905
Financial services	1,450,713	1,609,137	121,083	5,834,322	(*)	9,015,255
Manufacturing	79,551	807,805	119,938	4,513,506		5,520,800
Professional, scientific and technical activities	841	207,340	—	4,385,889		4,594,070
Commerce	1,144	224,148	—	3,791,306		4,016,598
Construction and infrastructure	2,915	2,566,009	31,917	559,070		3,159,911
Electricity, gas, water and oil	14,561	1,698,582	81,438	936,836		2,731,417
Mining	1,079	1,125,295	—	1,333,655		2,460,029
Communications, storage and transportation	126,455	496,130	78,384	1,249,526		1,950,495
Agriculture	989	26,339	2,806	1,894,430		1,924,564
Commercial and micro-business loans	—	—	—	804,212		804,212
Leaseholds and real estate activities	15,751	184,898	5,707	590,501		796,857
Fishing	—	—	3,605	600,848		604,453
Community services	871	4,710	—	594,254		599,835
Medicine and biotechnology	—	31,367	—	450,704		482,071
Education, health and other services	2	99,097	—	240,736		339,835
Public administration and defense	16,075	41,187	—	42,714		99,976
Foreign governments	—	89,007	—	—		89,007
Insurance	3,694	8,501	—	2,034		14,229
Others	—	4,327	—	31,727		36,054

Total	1,714,641	20,912,184	444,878	63,289,130		86,360,833

Impairment allowance for loans						(2,349,425)
Accrued interest						1,046,024

Total						85,057,432

(*)	Includes mainly cash and due from banks deposited in the vaults of Interbank and in foreign banks; see Note 4.

F-
19
9

Notes to the consolidated financial statements (continued)

	As of December 31, 2022
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
Consumer loans	—	—	—	15,005,146		15,005,146
Financial services	2,080,295	1,694,266	170,250	7,346,592	(*)	11,291,403
Government of Peru	—	7,062,066	—	3,231,139		10,293,205
Mortgage loans	22,314	—	—	9,293,900		9,316,214
BCRP	—	1,478,704	—	7,362,737		8,841,441
Manufacturing	74,791	559,581	111,069	4,873,701		5,619,142
Commerce	6,471	170,540	—	4,412,994		4,590,005
Professional, scientific and technical activities	3,482	196,348	—	3,930,939		4,130,769
Construction and infrastructure	5,915	2,544,815	36,759	557,474		3,144,963
Electricity, gas, water and oil	33,518	1,324,234	95,572	924,270		2,377,594
Mining	3,917	899,083	—	1,228,508		2,131,508
Agriculture	3,085	24,768	3,054	1,892,566		1,923,473
Communications, storage and transportation	140,499	294,171	86,224	1,375,071		1,895,965
Commercial and micro-business loans	—	—	—	1,065,159		1,065,159
Leaseholds and real estate activities	27,243	156,539	5,246	606,883		795,911
Community services	9,027	—	—	582,263		591,290
Fishing	—	—	4,710	448,166		452,876
Education, health and other services	4,367	91,518	—	293,872		389,757
Public administration and defense	23,472	106,068	—	81,371		210,911
Medicine and biotechnology	—	—	—	190,302		190,302
Foreign governments	—	113,816	—	—		113,816
Insurance	6,615	—	—	1,427		8,042
Others	3,782	—	—	41,168		44,950

Total	2,448,793	16,716,517	512,884	64,745,648		84,423,842

Impairment allowance for loans						(2,027,855)
Accrued interest						899,568

Total						83,295,555

(*)	Includes mainly cash and due from banks deposited in the vaults of Interbank and in foreign banks; see Note 4.

F-
200

Notes to the consolidated financial statements (continued)

The table below presents the financial instruments with exposure to credit risk, by geographic area:

	As of December 31, 2023
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Investments at amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
Peru	118,277	17,289,485	245,411	60,879,122		78,532,295
United States of America	1,311,432	853,799	78,384	516,788		2,760,403
Mexico	15,559	1,054,480	—	17,031		1,087,070
Panama	—	147,198	190	632,672	(*)	780,060
Chile	1	710,106	10,011	46,243		766,361
United Kingdom	64,727	266,974	109,045	32,562		473,308
Canada	12,898	12,095	—	369,993		394,986
Colombia	96	309,994	—	80,764		390,854
Cayman Islands	121,815	4,132	—	101,554		227,501
Brazil	—	150,120	—	41,231		191,351
Ecuador	—	—	—	190,181		190,181
Germany	24,487	582	—	58,025		83,094
Luxembourg	—	14,395	—	60,909		75,304
Ireland	—	—	—	2,896		2,896
Belgium	—	—	152	1		153
Others	45,349	98,824	1,685	259,158		405,016

Total	1,714,641	20,912,184	444,878	63,289,130		86,360,833

Impairment allowance for loans						(2,349,425)
Accrued interest						1,046,024

Total						85,057,432

(*)	Corresponds mainly to the loan portfolio maintained by Inteligo Bank (domiciled in Panama) with Peruvian citizens.

F-
201

Notes to the consolidated financial statements (continued)

	As of December 31, 2022
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
Peru	152,424	13,579,422	270,166	61,849,369		75,851,381
United States of America	1,734,175	360,279	86,224	1,479,634		3,660,312
Mexico	11,410	1,049,305	—	13,178		1,073,893
Chile	1	668,122	—	28,100		696,223
United Kingdom	192,112	306,888	154,476	27,577		681,053
Panama	—	206,216	—	333,084	(*)	539,300
Canada	5,560	—	—	499,111		504,671
Colombia	95	322,840	—	55,230		378,165
Germany	24,947	—	—	175,061		200,008
Brazil	—	153,977	—	21,258		175,235
Cayman Islands	141,149	—	—	—		141,149
Luxembourg	68,553	12,510	—	47,500		128,563
Ecuador	—	—	—	4,990		4,990
Ireland	—	—	—	455		455
Belgium	—	—	157	3		160
Others	118,367	56,958	1,861	211,098		388,284

Total	2,448,793	16,716,517	512,884	64,745,648		84,423,842

Impairment allowance for loans						(2,027,855)
Accrued interest						899,568

Total						83,295,555

(*)	Corresponds mainly to the loan portfolio maintained by Inteligo Bank (domiciled in Panama) with Peruvian citizens.

F-
202

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
The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position, because such agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle such instruments on a net basis or to realize the assets and settle the liabilities simultaneously.
The Group receives and delivers guarantees in the form of cash with respect to transactions with derivatives; see Note 4.

F-
203

Notes to the consolidated financial statements (continued)

(g.1)	Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2023 and 2022, are presented below:

	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities and offset in the consolidated statement of financial position	Net amounts of financial assets presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments (including non-cash guarantees)	Cash guarantees received
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2023
Derivatives, Note 10(b)	158,101	—	158,101	(65,099)	(9,755)	83,247

Total	158,101	—	158,101	(65,099)	(9,755)	83,247

2022
Derivatives, Note 10(b)	515,800	—	515,800	(169,050)	(235,133)	111,617

Total	515,800	—	515,800	(169,050)	(235,133)	111,617

(g.2)	Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2023 and 2022, are presented below:

	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets and offset in the consolidated statement of financial position	Net amounts of financial liabilities presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments (including non-cash guarantees)	Cash guarantees pledged, Note 4(d)
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2023
Derivatives, Note 10(b)	145,395	—	145,395	(65,099)	(24,725)	55,571

Total	145,395	—	145,395	(65,099)	(24,725)	55,571

2022
Derivatives, Note 10(b)	297,038	—	297,038	(169,050)	(34,784)	93,204

Total	297,038	—	297,038	(169,050)	(34,784)	93,204

F-
204

Notes to the consolidated financial statements (continued)

29.2	Market risk management
Market risk is the possibility of loss due to variations in the financial market conditions. The main variations to which the Group is exposed to are exchange rates, interest rates and prices. Said variations can affect the value of the Group’s financial assets and liabilities.
During 2023, interest rates remained lower, in line with the reductions defined by the Central Reserve Bank on the reference rate. These reductions are explained by the favorable evolution of inflation, which is approaching the target range. Regarding sovereign bonds, volatility continued with a downward trend accompanied by an improvement in prices.
On the other side, the Banking Book was also affected by the decreases in interest rates in the second half of the year, affecting both assets and liabilities, particularly in products that appreciate quickly such as time deposits.
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
The Group separates its exposure to market risk into two blocks: (i) one that arises from the fluctuation of the value of the trading investment portfolios, due to movements of market rates or prices (“Trading Book”) and; (ii) one that arises from the changes in the structural positions (“Banking Book”) due to movements in interest rates, prices and exchange rates.

(a)	Trading Book -
To control and monitor the risks arising from the volatility of risk factors involved within each instrument, maximum exposure limits by currency, by type of investment and Value-at-Risk (“VaR”), which are controlled on a daily basis, have been established.
The main measurement technique used to measure and control market risk is VaR, which is a statistical measurement that quantifies the maximum loss expected for a period of time and a determined significance level under normal market conditions. The Group uses the VaR model for a period of one day, and a 99-percent confidence level. VaR is calculated by risk factor: interest rate; price or exchange rate and by type of investment: derivatives, fixed income and variable income.
VaR models are designed to measure the market risk within a normal market environment. Since VaR is based mainly on historical data to provide information and does not clearly predict future changes and modifications in risk factors, the probability of big market movements may be underestimated. VaR can also be underestimated or overestimated due to the hypotheses made on the risk factors and the relation among these factors with the specific instruments. To determine the reliability of VaR models, the actual results are regularly monitored to prove the validity of the assumptions and parameters used in the calculation of VaR.

F-20
5

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
The VaR results of the Group’s portfolio by type of asset are presented below:

	2023	2022
	S/(000)	S/(000)
Equity investments	26,584	41,083
Debt investments	709	5,088
Derivatives and/or exchange position	1,548	2,925
Diversification effect	(237)	(4,390)

Consolidated VaR by type of asset (*)	28,604	44,706

The Group’s VaR results by type of risk are the following:

	2023	2022
	S/(000)	S/(000)
Exchange rate risk	4,813	4,859
Interest rate risk	1,417	4,827
Price risk	25,733	39,359
Diversification effect	(3,359)	(4,339)

Consolidated VaR by type of risk (*)	28,604	44,706

(*)	The total VaR is lower than the sum of its components due to the benefits of risk diversification.

(b)	Banking Book -
The portfolios which are not for trading are exposed to different financial risks, since they are sensitive to movements of the market rates, which can result in a negative effect on the value of the assets compared to its liabilities, and therefore, on its net value.

(i)	Interest rate risk
Interest rates fluctuate permanently on the market. These fluctuations affect the Group in two ways: first, through the change in the valuation of assets and liabilities; and secondly, affecting the cash flows at repricing. The variation in the valuation of assets and liabilities is increasingly sensitive as the term at

F-20
6

Notes to the consolidated financial statements (continued)

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

F-20
7

Notes to the consolidated financial statements (continued)

(i.1)
The following table summarizes the Group’s exposure to interest rate risk. The Group’s financial instruments are presented at book value (including interest accrued), classified by the repricing period of the contract’s interest rate or maturity date, whichever occurs first:

	As of December 31, 2023
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	More than 5 years	Non-interest bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	6,438,844	77,841	216,012	26,788	—	3,059,226	9,818,711
Inter-bank funds	524,915	—	—	—	—	—	524,915
Investments at fair value through other comprehensive income (debt and equity)	501,199	1,540,643	2,293,382	4,041,060	12,870,285	444,878	21,691,447
Investments at amortized cost	23,583	86,652	634,133	636,561	2,093,075	—	3,474,004
Loans, net (*)	4,247,703	5,611,232	11,248,432	19,392,632	6,584,178	(563,795)	46,520,382
Other assets (**)	1,034,215	195,323	262,343	219,298	5,590	4,222,912	5,939,681

Total assets	12,770,459	7,511,691	14,654,302	24,316,339	21,553,128	7,163,221	87,969,140

Financial liabilities
Deposits and obligations	30,185,794	3,894,718	6,601,910	498,592	46,902	7,960,318	49,188,234
Inter-bank funds	119,712	—	—	—	—	—	119,712
Due to banks and correspondents	1,459,377	1,758,037	2,776,380	1,683,940	1,348,196	—	9,025,930
Bonds, notes and other obligations	200,594	1,138,301	18,233	3,960,246	234,255	—	5,551,629
Insurance and reinsurance contract liabilities	52,793	104,011	470,253	2,549,908	8,784,208	246,363	12,207,536
Other liabilities (***)	867,346	142,339	205,445	514,669	520,057	1,172,997	3,422,853
Equity	—	—	—	—	—	10,008,101	10,008,101

Total liabilities and equity	32,885,616	7,037,406	10,072,221	9,207,355	10,933,618	19,387,779	89,523,995

Off- balance sheet accounts
Derivatives held as assets	185,450	111,270	1,576,325	705,470	—	—	2,578,515
Derivatives held as liabilities	185,450	111,270	1,576,325	705,470	—	—	2,578,515

	—	—	—	—	—	—	—

Marginal gap	(20,115,157)	474,285	4,582,081	15,108,984	10,619,510	(12,224,558)	(1,554,855)

Cumulative gap	(20,115,157)	(19,640,872)	(15,058,791)	50,193	10,669,703	(1,554,855)	—

(*)	The balance presented in column “non-interest bearing” corresponds mainly to accrued income from loans, past-due loans, loans under judicial collection and the provision for loan losses.
(**)
Includes investment property, property, furniture and equipment, net, banker’s acceptances, intangibles and goodwill, net, other accounts receivable and other assets, net (except accounts receivable from derivative financial instruments held for trading), reinsurance contract assets, and deferred income tax assets, net.

(***)
Includes banks acceptances and other accounts payable, provisions and other liabilities (except accounts payable for derivative financial instruments held for trading) and deferred income tax liability, net.

Investments at fair value through profit or loss and derivatives held for trading are not considered because these instruments are part of the trading book, and the methodology used for the measurement of their market risk is VaR.

F-2
0
8

Notes to the consolidated financial statements (continued)

	As of December 31, 2022
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	More than 5 years	Non-interest bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	8,824,601	23,810	303,812	6,815	22,080	4,012,293	13,193,411
Inter-bank funds	296,119	—	—	—	—	—	296,119
Investments at fair value through other comprehensive income (debt and equity)	640,301	1,129,911	275,048	4,159,999	10,833,683	512,884	17,551,826
Investments at amortized cost	—	71,640	494,872	1,084,113	1,652,154	—	3,302,779
Loans, net (*)	4,596,996	5,750,591	10,366,009	18,886,533	6,443,838	(540,969)	45,502,998
Other assets (**)	1,054,431	99,411	69,853	73,355	33,726	4,168,105	5,498,881

Total assets	15,412,448	7,075,363	11,509,594	24,210,815	18,985,481	8,152,313	85,346,014

Financial liabilities
Deposits and obligations	30,713,163	1,688,546	6,098,329	1,022,471	323,521	8,684,678	48,530,708
Inter-bank funds	30,012	—	—	—	—	—	30,012
Due to banks and correspondents	606,091	1,239,640	1,072,666	3,023,988	1,158,261	—	7,100,646
Bonds, notes and other obligations	2,532,625	3,614	233,891	4,895,031	241,142	—	7,906,303
Insurance and reinsurance contract liabilities	53,926	107,091	480,885	2,555,889	7,803,150	230,380	11,231,321
Other liabilities (***)	468,255	138,932	165,118	418,962	495,123	1,286,600	2,972,990
Equity	—	—	—	—	—	9,426,227	9,426,227

Total liabilities and equity	34,404,072	3,177,823	8,050,889	11,916,341	10,021,197	19,627,885	87,198,207

Off- balance sheet accounts
Derivatives held as assets	1,681,974	—	—	897,190	—	—	2,579,164
Derivatives held as liabilities	1,681,974	—	—	897,190	—	—	2,579,164

	—	—	—	—	—	—	—

Marginal gap	(18,991,624)	3,897,540	3,458,705	12,294,474	8,964,284	(11,475,572)	(1,852,193)

Cumulative gap	(18,991,624)	(15,094,084)	(11,635,379)	659,095	9,623,379	(1,852,193)	—

(*)	The balance presented in column “non-interest bearing” corresponds mainly to accrued income from loans, past-due loans, loans under judicial collection and the provision for loan losses.
(**)
Includes investment property, property, furniture and equipment, net, banker’s acceptances, intangibles and goodwill, net, other accounts receivable and other assets, net (except accounts receivable from derivative financial instruments held for trading), reinsurance contract assets, and deferred income tax assets, net.

(***)	Includes banks acceptances and other accounts payable, provisions and other liabilities (except accounts payable for derivative financial instruments held for trading).
Investments at fair value through profit or loss and derivatives held for trading are not considered because these instruments are part of the trading book, and the methodology used for the measurement of their market risk is VaR.

F-2
0
9

Notes to the consolidated financial statements (continued)

(i.2)	Sensitivity to changes in interest rates -
The exposure to the interest rate, in the case of Interbank, is supervised by the GIR Committee and the ALCO Committee.
The
GIR Committee approves the various limits applicable to the financial instruments’ management. The ALCO Committee analyzes and monitors the results of the asset and liability management strategies and decisions implemented. Likewise, it defines the strategies and analyzes the sources of financing, as well as the coverage of the balance executed by the Bank. In particular, the latter could be considered to cover the exposure due to the variation in cash flows attributed to changes in variable market rates, to fix the cost of funds considering the global context of future movement of rates in the currencies under evaluation, to transform the cost of funds from foreign currency to the functional currency, among other casuistry as reviewed and approved by the Committee, considering the risk limits.
In this regard, the effect of movements in interest rates is analyzed based on the Regulatory Model and considers: (i) the financial margin for the next 12 months or Earning at Risk (EaR) and (ii) the Equity Value at Risk (EVaR), as detailed below:

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

F-2
10

Notes to the consolidated financial statements (continued)

The table below presents the sensitivity to a possible change in interest rates, with all other variables kept constant, in the consolidated statement of income and in the consolidated statement of changes in equity, before Income Tax and non-controlling interest.

	As of December 31, 2023
Currency	Changes in basis points	Sensitivity of net income		Sensitivity of other net comprehensive income
		S/(000)		S/(000)
US Dollar	+/-25	+/-	105	+/-	103,189
US Dollar	+/-50	+/-	210	+/-	206,551
US Dollar	+/-75	+/-	315	+/-	310,258
US Dollar	+/-100	+/-	421	+/-	414,485
Sol	+/-50	-/+	44,656	-/+	444,244
Sol	+/-75	-/+	66,984	-/+	677,590
Sol	+/-100	-/+	89,313	-/+	904,721
Sol	+/-150	-/+	133,969	-/+	1,362,566

	As of December 31, 2022
Currency	Changes in basis points	Sensitivity of net income		Sensitivity of other net comprehensive income
		S/(000)		S/(000)
US Dollar	+/-25	+/-	9,381	+/-	108,457
US Dollar	+/-50	+/-	18,762	+/-	217,095
US Dollar	+/-75	+/-	28,143	+/-	326,095
US Dollar	+/-100	+/-	37,524	+/-	435,640
Sol	+/-50	-/+	40,539	-/+	388,047
Sol	+/-75	-/+	60,809	-/+	582,844
Sol	+/-100	-/+	81,079	-/+	778,196
Sol	+/-150	-/+	121,618	-/+	1,171,915
The interest rate sensitivities shown in the tables above are only illustrative and are based on simplified scenarios. The figures represent the effect of the pro forma movements in the net interest income based on the projected scenarios yield curve and the Group’s current interest rate risk profile. However, this effect, does not include actions that would be taken by Management to mitigate the impact of this interest rate risk. In addition, the Group seeks proactively to change the interest rate risk profile to minimize losses and optimize net revenues. The above projections also assume that interest rate of all maturities move by the same amount, and therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged. The projections also include assumptions to facilitate calculations, such as the assumption that all positions are held to maturity.
As described in Note 3.4(ah), in previous years, regulators eliminated LIBOR rates and replaced them by an alternative interest rate. During 2023, the Group successfully managed the transition of all its contracts to the alternative interest rate benchmark Secured Overnight Financial Rate (SOFR); the IBOR reform exposes the

F-2
11

Notes to the consolidated financial statements (continued)

Group to various risks, which have been closely managed and monitored. These risks include, among others, the following:

•	Conduct risk arising from discussions with clients and market counterparties due to the amendments required to existing contracts necessary to perform the interest rate benchmark reform;

•	Financial risk to the Group and its clients that markets are disrupted due to interest rate benchmark reform giving rise to financial losses;

•	Pricing risk from the potential lack of market information if liquidity in interest rate benchmarks reduces and new alternative interest rates are illiquid and unobservable;

•	Operational risk arising from changes to the Group’s IT systems and processes, also the risk of payments being disrupted if an interest rate benchmark ceases to be available; and

•	Accounting risk if the Group’s hedging relationships fail and from unrepresentative income statement volatility as financial instruments transition to the alternative interest rate benchmark.
As of December 31, 2023, IFS does not have exposure to USD-LIBOR rates. The contracts that referenced USD-LIBOR were entirely migrated to new references, whether to other rates such as SOFR or fixed-rate exchange.
The exposure to the interest rate in the case of Interseguro is shown in Note 29.5(a.3).

F-2
12

Notes to the consolidated financial statements (continued)

(i.3)	Sensitivity to price variati on -
Shares classified as investments at fair value through other comprehensive income, for the years 2023 and 2022, are not considered as part of the investments for interest rate sensitivity calculation purposes. However, a calculation of sensitivity in market prices and the effect on expected unrealized gain or loss in the consolidated statement of other comprehensive income, before Income Tax and non-controlling interest, as of December 31, 2023 and 2022, is presented below:

	Changes in market price	2023	2022
	%	S/(000)	S/(000)
Sensitivity to market price
Shares	+/-10	44,488	51,288
Shares	+/-25	111,220	128,221
Shares	+/-30	133,463	153,865

F-2
13

Notes to the consolidated financial statements (continued)

(ii)	Foreign exchange risk
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
As of December 31, 2023, the weighted average exchange rate of free market published by the SBS for transactions in US Dollars was S/3.705 per US$1 bid and S/3.713 per US$1 ask (S/3.808 and S/3.820 as of December 31, 2022, respectively). As of December 31, 2023, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/3.709 per US$1 (S/3.814 as of December 31, 2022).
The table below presents the detail of the Group’s position:

	As of December 31, 2023
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	6,745,220	2,710,275	363,216	9,818,711
Inter-bank funds	55,660	469,255	—	524,915
Financial investments	7,090,138	19,569,726	62,127	26,721,991
Loans, net	14,131,543	32,388,839	—	46,520,382
Due from customers on acceptances	40,565	—	—	40,565
Other accounts receivable and other assets, net	242,935	1,161,624	22	1,404,581
Insurance and reinsurance contract assets	166	26,121	—	26,287

	28,306,227	56,325,840	425,365	85,057,432

Liabilities
Deposits and obligations	18,277,393	30,420,832	490,009	49,188,234
Inter-bank funds	63,081	56,631	—	119,712
Due to banks and correspondents	2,342,325	6,683,605	—	9,025,930
Bonds, notes and other obligations	5,049,942	501,687	—	5,551,629
Due from customers on acceptances	40,565	—	—	40,565
Insurance contract liabilities	3,997,075	8,210,461	—	12,207,536
Other accounts payable, provisions and other liabilities	1,272,832	1,928,716	43	3,201,591

	31,043,213	47,801,932	490,052	79,335,197

Forwards position, net	(631,449)	505,661	125,788	—
Currency swaps position, net	951,864	(951,864)	—	—
Cross currency swaps position, net	2,430,155	(2,430,155)	—	—
Options position, net	(51)	51	—	—

Monetary position, net	13,533	5,647,601	61,101	5,722,235

F-2
14

Notes to the consolidated financial statements (continued)

	As of December 31, 2022
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	10,205,093	2,404,942	583,376	13,193,411
Inter-bank funds	—	296,119	—	296,119
Financial investments	6,860,558	15,884,533	42,507	22,787,598
Loans, net	13,507,125	31,995,873	—	45,502,998
Due from customers on acceptances	45,809	—	—	45,809
Other accounts receivable and other assets, net	303,720	1,131,459	388	1,435,567
Insurance and reinsurance contract assets	1,032	33,021	—	34,053

	30,923,337	51,745,947	626,271	83,295,555

Liabilities
Deposits and obligations	19,187,300	28,843,457	499,951	48,530,708
Inter-bank funds	—	30,012	—	30,012
Due to banks and correspondents	645,706	6,454,940	—	7,100,646
Bonds, notes and other obligations	7,257,098	649,205	—	7,906,303
Due from customers on acceptances	45,809	—	—	45,809
Insurance contract liabilities	4,240,359	6,990,962	—	11,231,321
Other accounts payable, provisions and other liabilities	1,229,952	1,599,519	859	2,830,330

	32,606,224	44,568,095	500,810	77,675,129

Forwards, net position	(1,993,217)	2,074,784	(81,567)	—
Currency swaps, net position	1,384,495	(1,384,495)	—	—
Cross currency swaps, net position	2,354,679	(2,354,679)	—	—
Options, net position	(172)	172	—	—

Monetary position, net	62,898	5,513,634	43,894	5,620,426

F-21
5

Notes to the consolidated financial statements (continued)

As of December 31, 2023, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$741,882,000, equivalent to S/2,751,640,000 (US$614,405,000, equivalent to S/2,343,341,000 as of December 31, 2022); see Note 18.
The Group manages the exchange rate risk through the matching of its assets and liabilities operations, supervising its global exchange position daily. The global exchange position of the Group is equivalent to long positions minus short positions in currencies other than the Sol. The global exchange position includes balance positions (spot) and the positions in derivatives, including the positions of derivatives that have been designated as accounting hedges with the purpose of covering the exposure due to the variation of the exchange rate; see Note10(b). Any depreciation/appreciation of the foreign currency would affect the consolidated statement of income. An imbalance in the monetary position would make the Group’s consolidated statement of financial position vulnerable to the fluctuation of the foreign currency (exchange rate “shock”).
The table below shows the analysis of variations of the US Dollar, the main foreign currency to which the Group has exposure as of December 31, 2023 and 2022. The analysis determines the effect of a reasonably possible variation of the exchange rate US Dollar to the Sol, considering all the other variables constant in the consolidated statement of other comprehensive income before Income Tax. A negative amount shows a potential net reduction in the consolidated statement of income, while a positive amount reflects a net potential increase:

Sensitivity analysis	Changes in currency rates	2023	2022
	%	S/(000)	S/(000)
Devaluation
US Dollar	5	8,796	8,991
US Dollar	10	17,592	17,982
US Dollar	15	26,388	26,973
Revaluation
US Dollar	5	(8,796)	(8,991)
US Dollar	10	(17,592)	(17,982)
US Dollar	15	(26,388)	(26,973)
The exposure to the interest rate in the case of Interseguro is shown in Note 29.5(a.3).

F-21
6

Notes to the consolidated financial statements (continued)

29.3	Liquidity risk
Liquidity risk consists in the Group’s inability to comply with the maturity of its obligations, thus incurring in losses that significantly
affect its equity position. This risk may arise as a result of various events, such as the unexpected decrease of funding sources and the inability to rapidly settle assets, among others.
The Group has a set of indicators that are controlled and reported daily, which establish the minimum liquidity levels allowed for the short-term and reflect several risk aspects, such as concentration, stability, position by currency, main depositors, etc.
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
In the case of Interbank, liquidity is managed by the Vice-Presidency of Capital Markets, which chairs the ALCO Committee, in which positions, movements, indicators and limits on liquidity management are presented. Liquidity risk is supervised by the GIR Committee, defining the risk level that Interbank is willing to take, and the corresponding indicators, limits and controls are reviewed. The Market Risk Division is in charge of tracking said indicators. Interbank takes short-term deposits and transforms them into longer-term loans. Therefore, its exposure to liquidity risk increases. Interbank maintains a set of deposits that are historically renewed or maintained, and represent a stable funding source.
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
Regarding long-term insurance contracts, considering the types of products offered and the long-term contractual relationship with clients (the liquidity risk is not material), the emphasis is on sufficient availability of flow of assets, and the term matching of the latter with the liability obligations (mathematical technical reserves), for which there are sufficiency and adequacy indicators.
The exposure to the interest rate in the case of Interseguro is shown in Note 29.5(a.2).
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
Inteligo Bank’s financial assets include unlisted equity investments, which generally are illiquid. In addition, Inteligo Bank holds investments in closed (unlisted) and open-ended investment funds, which may be subject to redemption restrictions, such as “side pockets” and redemption limits. As a result, Inteligo Bank may not be able to settle some of its investments in these instruments in due time to meet its liquidity requirements.

F-21
7

Notes to the consolidated financial statements (continued)

The following table presents the Group’s undiscounted cash flows payable according to contractual terms agreed (including the payment of future interest):

	As of December 31, 2023
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial liabilities by type -
Deposits and obligations	36,150,590	4,042,302	6,874,724	1,212,870	1,473,786	49,754,272
Inter-bank funds	119,712	—	—	—	—	119,712
Due to banks and correspondents	1,310,020	1,522,550	2,452,158	3,310,756	1,918,633	10,514,117
Bonds, notes and other obligations	24,108	1,153,716	133,232	4,280,041	428,712	6,019,809
Due from customers on acceptances	7,080	19,300	14,185	—	—	40,565
Insurance and reinsurance contract liabilities	—	—	821,389	2,908,106	20,449,732	24,179,227
Other accounts payable, provisions and other liabilities	1,568,886	144,250	156,571	133,382	1,053,107	3,056,196

Total non-derivative liabilities	39,180,396	6,882,118	10,452,259	11,845,155	25,323,970	93,683,898

Derivatives held for trading (*) -
Contractual amounts receivable (inflow)	387,872	479,652	1,261,268	993,514	516,340	3,638,646
Contractual amounts payable (outflow)	387,923	479,288	1,274,079	983,356	514,785	3,639,431

Total	(51)	364	(12,811)	10,158	1,555	(785)

Derivatives held as hedge (**) -
Contractual amounts receivable (inflow)	3,763	4,061	323,273	1,750,880	—	2,081,977
Contractual amounts payable (outflow)	6,215	5,065	390,706	1,759,660	—	2,161,646

Total	(2,452)	(1,004)	(67,433)	(8,780)	—	(79,669)

F-2
1
8

Notes to the consolidated financial statements (continued)

	As of December 31, 2022
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial liabilities by type -
Deposits and obligations	36,674,487	1,842,392	6,642,702	1,523,454	2,392,309	49,075,344
Inter-bank funds	30,012	—	—	—	—	30,012
Due to banks and correspondents	693,550	785,085	2,040,127	2,983,773	1,591,843	8,094,378
Bonds, notes and other obligations	2,059,807	1,155	380,495	5,726,366	435,141	8,602,964
Due from customers on acceptances	18,909	4,854	22,046	—	—	45,809
Insurance and reinsurance contract liabilities	—		840,606	2,977,231	20,063,265	23,881,102
Other accounts payable, provisions and other liabilities	1,356,478	204,843	46,535	1,976	923,460	2,533,292

Total non-derivative liabilities	40,833,243	2,838,329	9,972,511	13,212,800	25,406,018	92,262,901

Derivatives held for trading (*) -
Contractual amounts receivable (inflow)	583,440	711,292	2,059,478	841,875	344,267	4,540,352
Contractual amounts payable (outflow)	604,526	568,112	2,051,065	1,041,851	354,758	4,620,312

Total	(21,086)	143,180	8,413	(199,976)	(10,491)	(79,960)

Derivatives held as hedge (**) -
Contractual amounts receivable (inflow)	1,712,865	3,289	13,772	432,103	—	2,162,029
Contractual amounts payable (outflow)	1,479,047	5,038	28,784	406,806	—	1,919,675

Total	233,818	(1,749)	(15,012)	25,297	—	242,354

(*)	It includes contracts whose future flows agreed to be exchanged are settled on a net basis (non-delivery) and a gross basis (full-delivery).
(**)	It only includes contracts wh os e future flows agreed to be exchanged are settled on a net basis (non-delivery)
The table below shows maturity, by contractual term, of the contingent credits (indirect loans) granted by the Group as of the dates of the consolidated statement of financial position:

	2023	2022
	S/(000)	S/(000)
Contingent credits (indirect loans)
Up to 1 month	1,095,339	686,403
From 1 to 3 months	1,062,605	1,358,990
From 3 to 12 months	2,391,145	2,054,523
From 1 to 5 years	193,835	387,431
Over 5 years	556	—

Total	4,743,480	4,487,347

The Group estimates that not all of the contingent loans (indirect) or commitments will be used before the maturity date of the commitments.

F-2
1
9

Notes to the consolidated financial statements (continued)

The following table shows the changes in liabilities arising from financing activities according to IAS 7:

	2023
	Balance as of January 1	Dividends payable	Cash flow	Effect of variation in exchange rate	Others	Balance as of December 31
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Inter-bank funds	30,012	—	91,245	(1,592)	47	119,712
Bonds, notes and other obligations	7,906,303	—	(2,189,040)	(131,024)	(34,610)	5,551,629
Lease liability related to right-of-use assets	112,581	—	(57,818)	(279)	36,029	90,513
Dividends payable	1,461	516,164	(516,564)	—	(150)	911

Total liabilities for financing activities	8,050,357	516,164	(2,672,177)	(132,895)	1,316	5,762,765

	2022
	Balance as of January 1	Dividends payable	Cash flow	Effect of movement in exchange rate	Others	Balance as of December 31
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Inter-bank funds	—	—	30,482	(470)	—	30,012
Bonds, notes and other obligations	8,389,672	—	(137,900)	(385,850)	40,381	7,906,303
Lease liability related to right-of-use assets	234,946	—	(62,320)	(2,948)	(57,097)	112,581
Dividends payable	1,219	756,041	(755,706)	—	(93)	1,461

Total liabilities for financing activities	8,625,837	756,041	(925,444)	(389,268)	(16,809)	8,050,357

F-2
20

Notes to the consolidated financial statements (continued)

29.4	Operational risk
Operational risk is the risk of loss arising from systems failure, human error, fraud or external events. When internal controls fail, operational risks can cause damage to reputations, have legal or regulatory implications, or lead to financial loss. The Group cannot expect to eliminate all operational risks, but through a control framework and by monitoring and responding to potential risks, the Group is able to manage these risks. Controls include mainly the segregation of duties, accesses, authorization and reconciliation procedures, staff training and assessment processes, including the review by Internal Audit.
Management has focused its attention on the implementation of a series of measures aimed to ensure the Group’s workers an optimal environment of information technology systems and cybersecurity systems for the execution of their operations within a mixed labor environment (home or office).

29.5	Insurance risk management
The risk under an insurance contract, in any of its various forms, is the possibility that the insured event occurs; therefore, uncertainty is realized in the amount of the resulting claim. Given the nature of the insurance contract, this risk is aleatory, and therefore, unpredictable.
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
On the other hand, Interseguro has signed contracts of automatic reinsurance coverage mainly in credit life, retirement and life insurances that protect it from losses due to frequency and severity. The objective of this reinsurance negotiation is that the total net insurance losses do not affect the equity and liquidity of Interseguro. Interseguro’s policy is to sign contracts with companies with international rating determined by SBS rules. Pension contracts do not have reinsurance coverage.

Notes to the consolidated financial statements (continued)

(a)	Life insurance contracts -
Interseguro has developed its insurance underwriting strategy to diversify the type of insurance risks accepted. Factors that aggravate the insurance risk include lack of risk diversification in terms of type and amount of risk and geographic location. The underwriting strategy aims to ensure that underwriting risks are well diversified in terms of type and amount of risk. Underwriting limits serve to implement the selection criteria for appropriate risk. As of December 31, 2023 and 2022, most of the insurance contracts entered into by Interseguro are located in the city of Lima.
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
In the particular case of pensions, the risk assumed by Interseguro is that the real life expectancy of the insured population is greater than that estimated when determining income, which would mean a deficit of reserves to comply with the payment of pensions.
On the other hand, insurance products do not have particularly relevant terms or clauses that could have a significant impact or represent significant uncertainties over Interseguro’s cash flows.

Notes to the consolidated financial statements (continued)

(a.1)	Insurance risk –
Sensitivity of life insurance contracts and reinsurance contracts -
The following sensitivity analysis shows the impact (gross and net of the reinsurance held) on the contractual service margin (“CSM”), income before taxes and net equity for the reasonably possible movements in the key assumptions, the rest of the assumptions remaining constant. The correlation of the assumptions will have a significant effect on the determination of the final impacts, but to demonstrate the impact resulting from changes in each assumption, the assumptions had to be changed individually. It is worth noting that the movements of these assumptions are non-linear. When options exist, these are the main reason of the sensitivities’ asymmetry. The method used to obtain information of the sensitivity and the significant hypo theses
did not vary regarding the previous period.
Life insurance contracts issued

		2023				2022
	Change in assumptions	Impact on income before taxes, gross of reinsurance	Impact on income before taxes, net of reinsurance	Impact on net equity, gross of reinsurance	Impact on net equity of reinsurance	Impact on income before taxes, gross of reinsurance	Impact on income before taxes, net of reinsurance	Impact on net equity, gross of reinsurance	Impact on net equity of reinsurance
		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Mortality/morbidity rate	+10%	(13,198)	(12,808)	(5,827)	(5,264)	(14,085)	(13,955)	(4,767)	(4,952)
Longevity	+10%	(210,185)	(210,185)	(172,323)	(172,323)	(197,945)	(197,945)	(130,110)	(130,110)
Expenses	+10%	(32,980)	(32,985)	(28,421)	(28,426)	(37,627)	(37,740)	(29,039)	(29,152)
Expiration and abandonment rate	+10%	11,877	11,699	8,871	8,629	13,773	14,232	5,411	5,897
Mortality/morbidity rate	- 10%	13,048	12,642	6,062	5,488	14,494	14,021	4,995	4,851
Longevity	- 10%	147,670	147,670	114,215	114,215	146,826	146,826	86,496	86,496
Expenses	- 10%	32,960	33,006	28,407	28,453	37,611	37,658	29,024	29,071
Expiration and abandonment rate	- 10%	(12,787)	(12,522)	(9,367)	(9,023)	(14,856)	(14,182)	(5,844)	(5,204)

		2023		2022
	Change in assumptions	Impact on CSM before taxes, gross of reinsurance	Impact on CSM before taxes, net of reinsurance	Impact on CSM before taxes, gross of reinsurance	Impact on CSM before taxes, net of reinsurance
		S/(000)	S/(000)	S/(000)	S/(000)
Mortality/morbidity rate	+10%	(24,696)	(17,314)	(24,079)	(18,190)
Longevity	+10%	(37,318)	(37,318)	(47,424)	(47,424)
Expenses	+10%	(20,613)	(20,608)	(17,552)	(17,439)
Expiration and abandonment rate	+10%	(1,562)	(1,972)	(1,726)	(2,495)
Mortality/morbidity rate	-10%	25,277	18,034	24,135	18,787
Longevity	-10%	77,609	77,609	76,554	76,554
Expenses	-10%	20,591	20,544	17,551	17,504
Expiration and abandonment rate	-10%	1,944	2,375	1,837	1,524

F-2
23

Notes to the consolidated financial statements (continued)

(a.2)	Liquidity risk –
Analysis of maturities of insurance and reinsurance contracts liabilities (present value of the future cash f lows
) –
The following table summarizes the maturity profile of the portfolios of insurance contracts issued and the portfolios of reinsurance contracts held that are liabilities of the Group, based on the estimations of the present value of the future cash flows that are expected to be paid in the following periods:

	2023
	Less than 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance contractual liabilities	849,238	660,864	717,179	751,224	781,239	20,348,966	24,108,710
Life reinsurance contractual liabilities	(27,849)	(577)	(589)	(608)	(626)	(38,029)	(68,278)
Other liabilities	78,253	83,650	118,419	134,337	141,352	858,734	1,414,745

Total	899,642	743,937	835,009	884,953	921,965	21,169,671	25,455,177

	2022
	Less than 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance contractual liabilities	874,518	683,879	727,831	772,743	794,191	19,943,775	23,796,937
Life reinsurance contractual liabilities	(33,911)	(336)	(347)	(359)	(373)	(19,305)	(54,631)
Other liabilities	57,085	74,489	81,473	106,116	129,276	810,573	1,259,012

Total	897,692	758,032	808,957	878,500	923,094	20,735,043	25,001,318

F-2
24

Notes to the consolidated financial statements (continued)

Analysis of maturities of financial assets (based on non-discounted contractual cash flows) –
The following table summarizes the maturity profile of the Group’s financial assets in function of the non-discounted contractual cash flows, including interest receivable.

	2023
	Less than 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and cash equivalents	—	—	—	—	—	—	—
Investments at fair value through profit or loss	97	97	97	97	97	2,888	3,373
Debt instruments at fair value through other comprehensive income	1,020,609	969,034	991,445	1,079,552	1,064,316	18,247,679	23,372,635
Investments at amortized cost	—	—	—	—	—	27,201	27,201

Total	1,020,706	969,131	991,542	1,079,649	1,064,413	18,277,768	23,403,209

	2022
	Less than 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and cash equivalents	—	—	—	—	—	—	—
Investments at fair value through profit or loss	99	99	99	99	99	3,070	3,565
Debt instruments at fair value through other comprehensive income	896,760	940,922	887,257	899,474	982,379	18,010,752	22,617,544
Investments at amortized cost	—	—	—	—	—	—	—

Total	896,859	941,021	887,356	899,573	982,478	18,013,822	22,621,109

F-22
5

Notes to the consolidated financial statements (continued)

(a.3)	Financial risk –
Exchange rate risk –
It is the risk that the fair value of future cash flows of a financial instrument, assets and/or liabilities of insurance contracts may fluctuate due to changes in the exchange rate.
The main operations of the Group are performed in Soles and their exposure to exchange rate risk arises mainly regarding the US Dollar. The Group’s financial assets are mainly denominated in the same currencies as its insurance contracts liabilities.
The Group partially mitigates the foreign currency risk associated with insurance contracts through the holding of reinsurance contracts denominated in the same currencies as its insurance contractual liabilities.
The following table summarizes the financial assets and the insurance contracts assets and liabilities of the Company by main currency:

	2023			2022
	US Dollar	Sol	Total	US Dollar	Sol	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and cash equivalents	48,899	217,411	266,310	419,481	211,676	631,157
Investments at fair value through profit or loss	300,007	7,029	307,036	247,998	11,424	259,422
Debt instruments at fair value through other comprehensive income	4,159,311	8,286,854	12,446,165	3,792,194	7,243,452	11,035,646
Investments at amortized cost	—	23,584	23,584	—	—	—
Insurance contracts assets-
Life insurance issued	—	—	—	—	—	—
Life reinsurance held	166	26,121	26,287	1,032	33,019	34,051
Reinsurance held	—	—	—	—	—	—
Insurance contracts liabilities-
Life insurance issued	3,997,075	8,208,566	12,205,641	4,240,359	6,987,486	11,227,845
Life reinsurance held	—	1,895	1,895	—	3,476	3,476
Reinsurance held	—	—	—	—	—	—

F-22
6

Notes to the consolidated financial statements (continued)

Interest rate risk
It is the risk that the fair value or future cash flows of a financial instrument or insurance or reinsurance contract may fluctuate due to changes in the market interest rates. Instruments at variable interest rates expose the Group to cash flow interest risk, while instruments at fixed interest rates expose the Group to fair value risk. There is not any direct contractual relation between financial assets and insurance contracts. However, the Group’s policy on interest rate risk requires it to manage the scope of the net interest rate risk by keeping an adequate combination of instruments at variable and fixed rates to support the insurance contract liabilities. Said policy also requires it to manage the maturity of financial assets that accrue interest. The Group does not have a significant concentration of the interest rate risk. The Group’s exposure to insurance and reinsurance contracts sensitive to interest rate risk and debt instruments is the following:

	2023	2022
	S/(000)	S/(000)
Insurance contracts assets -
Life insurance issued	—	—
Life reinsurance held	26,287	34,051
Reinsurance held	—	—
Insurance contracts liabilities -
Life insurance issued	12,205,641	11,227,845
Life reinsurance held	1,895	3,476
Reinsurance held	—	—
Debt instruments at fair value through profit or loss	307,036	259,422
Debt instruments at fair value through other comprehensive income	12,446,165	11,035,646
Debt instruments at amortized cost	23,584	—

Total	25,010,608	22,560,440

The following analysis is made for the reasonably possible movements of the key variables, the rest of the variables remaining constant, showing the impact on income before taxes and equity. The correlation of the variables will have a significant effect on the determination of the final impact of the interest rate risk, but to demonstrate the impact due to changes in variables, the variables had to be changed individually. It is worth noting that the movements of these variables are non-linear. The method used to obtain information of the sensitivity and the significant variables did not vary regarding the previous period.

		2023		2022
	Change in basis points	Impact on income before taxes	Impact on equity	Impact on income before taxes	Impact on equity
		S/(000)	S/(000)	S/(000)	S/(000)
Insurance and reinsurance contracts	+100	16,542	1,075,830	15,554	921,286
Debt instruments	+100	(100)	(906,268)	(107)	(796,455)
Insurance and reinsurance contracts	-100	(20,226)	(1,293,888)	(18,703)	(1,096,629)
Debt instruments	-100	115	1,048,722	124	924,796

F-22
7

Notes to the consolidated financial statements (continued)

(b)	Real estate risk management -
Real estate risk is defined as the possibility of losses due to changes or volatility of market prices of properties; see Note 7. Investment properties are held by Interseguro to manage its long-term inflows and match its technical reserves. SBS Resolution No. 2840-2012, dated May 11, 2012, “Regulations on Real Estate Risk Management in Insurance Companies”, requires that insurance companies adequately identify, measure, control and report the real estate risk level they are exposed to.
Additionally, Interseguro has identified the following risks associated with its real estate portfolios:

•	The cost to develop a project may increase if there are delays in the planning process; however, Interseguro receives services from advisors to reduce the risks that may arise in the planning process.

•
A major lessee may become insolvent, thus causing a significant loss in rental income and a reduction in the value of the associated property. To reduce this risk, Interseguro reviews the financial position of all prospective lessees and decides on the appropriate level of safety required, such as lease deposits or guarantees.

•	The fair values of the investment property could be affected by the cash flows generated by the tenants and/or lessees, as well as by the economic conditions of Peru and future expectations.

29.6	Capital management
The Group manages in an active manner a capital base to cover the risks inherent to its activities. Capital adequacy of the Group is monitored by using regulations and ratios established b
y
the diffe
r
ent reg
u
lators.
See
Note 16(f).

F-2
2
8

Notes to the consolidated financial statements (continued)

30.	Fair value

(a)	Financial instruments measured at their fair value and fair value hierarchy
The following table presents an analysis of the financial instruments that are measured at their fair value, including the level of hierarchy of fair value. The amounts are based on the balances presented in the consolidated statement of financial position:

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Financial investments
At fair value through profit or loss (*)	329,609	344,155	882,776	1,556,540
Debt instruments measured at fair value through other comprehensive income	11,779,535	9,132,649	—	20,912,184
Equity instruments measured at fair value through other comprehensive income	397,247	10,541	37,090	444,878
Derivatives receivable	—	158,101	—	158,101

	12,506,391	9,645,446	919,866	23,071,703

Accrued interest				334,385

Total financial assets				23,406,088

Financial liabilities
Derivatives payable	—	145,395	—	145,395

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Financial investments
At fair value through profit or loss (*)	428,739	564,559	939,695	1,932,993
Debt instruments measured at fair value through other comprehensive income	9,946,427	6,770,090	—	16,716,517
Equity instruments measured at fair value through other comprehensive income	464,556	10,188	38,140	512,884
Derivatives receivable	—	515,800	—	515,800

	10,839,722	7,860,637	977,835	19,678,194

Accrued interest				322,425

Total financial assets				20,000,619

Financial liabilities
Derivatives payable	—	297,038	—	297,038

(*)	As of December 31, 2023 and 2022, correspond mainly to participations in mutual funds and investment funds.

F-2
2
9

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
During 2023, there were transfers of certain financial instruments from Level 1 to Level 2 for an amount of S/32,577,000, because they stopped being actively traded during the year, and consequently, fair values were obtained by using observable market data. Likewise, during 2023, there were transfers of certain financial instruments from Level 2 to Level 1 for an amount of
S/717,011,000. During 2023 and 2022, there were no transfers of financial instruments to or from level 3 to level 1 or level 2.
The table below presents a description of significant unobservable data used in valuation:

	Valuation technique	Significant unobservable inputs	Valuation		Sensitivity of inputs to fair value
			2023	2022
Private Equity Stocks	Net asset value	NAV	Depends on each investment	Depends on each investment	10 percent increase (decrease) in the NAVs would result in increase (decrease) in fair value by S/7,678,000 as of December 31, 2023 and S/7,022,000 as of December 31, 2022.

Private equity funds	Net asset value	NAV	Depends on each investment	Depends on each investment	10 percent increase (decrease) in the NAVs would result in increase (decrease) in fair value by S/80,597,000 as of December 31, 2023 and S/86,944,000 as of December 31, 2022.

Listed shares	Equity method	-	According to price risk	According to price risk	5 percent increase (decrease) of the price would result in increase in fair value of S/1,854,000 as of December 31, 2023 and S/1,907,000 as of December 31, 2022.
The table below includes a reconciliation of fair value measurement of financial instruments classified by the Group within Level 3 of the valuation hierarchy:

	2023	2022
	S/(000)	S/(000)
Initial balance as of January 1	977,835	1,133,763
Purchases	85,777	180,344
Sales	(35,625)	(280,297)
Loss recognized on the consolidated statement of income	(108,121)	(55,975)

Balance as of December 31	919,866	977,835

(b)	Financial instruments not measured at their fair value -
The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value, presented by level of fair value hierarchy:

F-2
30

Notes to the consolidated financial statements (continued)

	As of December 31, 2023					As of December 31, 2022
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	—	9,818,711	—	9,818,711	9,818,711	—	13,193,411	—	13,193,411	13,193,411
Inter-bank funds	—	524,915	—	524,915	524,915	—	296,119	—	296,119	296,119
Investments at amortized cost	3,277,672	80,042	—	3,357,714	3,474,004	2,949,507	—	—	2,949,507	3,302,779
Loans, net	—	44,737,995	—	44,737,995	46,520,382	—	42,932,260	—	42,932,260	45,502,998
Due from customers on acceptances	—	40,565	—	40,565	40,565	—	45,809	—	45,809	45,809
Other accounts receivable and other assets, net	—	1,246,480	—	1,246,480	1,246,480	—	919,767	—	919,767	919,767
Reinsurance contract assets	—	26,287	—	26,287	26,287	—	34,053	—	34,053	34,053

Total	3,277,672	56,474,995	—	59,752,667	61,651,344	2,949,507	57,421,419	—	60,370,926	63,294,936

Liabilities
Deposits and obligations	—	49,394,868	—	49,394,868	49,188,234	—	48,464,095	—	48,464,095	48,530,708
Inter-bank funds	—	119,712	—	119,712	119,712	—	30,012	—	30,012	30,012
Due to banks and correspondents	—	9,028,209	—	9,028,209	9,025,930	—	6,859,664	—	6,859,664	7,100,646
Bonds, notes and other obligations	4,587,631	708,643	—	5,296,274	5,551,629	6,447,282	990,545	—	7,437,827	7,906,303
Due from customers on acceptances	—	40,565	—	40,565	40,565	—	45,809	—	45,809	45,809
Insurance and reinsurance contract liabilities	—	12,207,536	—	12,207,536	12,207,536	—	11,231,321	—	11,231,321	11,231,321
Other accounts payable and other liabilities	—	3,056,196	—	3,056,196	3,056,196	—	2,533,292	—	2,533,292	2,533,292

Total	4,587,631	74,555,729	—	79,143,360	79,189,802	6,447,282	70,154,738	—	76,602,020	77,378,091

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instrument and they include the following:

(i)
Long-term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of December 31, 2023 and 2022, the book value of loans, net of allowances, was not significantly different from the calculated fair values.

(ii)
Instruments whose fair value approximates their book value: For financial assets and financial liabilities that are liquid or have short-term maturity (less than 3 months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable-rate financial instruments.

(iii)
Fixed-rate financial instruments: The fair value of fixed-rate financial assets and financial liabilities at amortized cost is determined by comparing market interest rates when they were first recognized with current market rates related to similar financial instruments for their remaining term to maturity. The fair value of fixed-interest-rate deposits is based on discounted cash flows using market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued, the fair value is determined based on quoted market prices. When quotations are not available, a discounted cash flow model is used based on the yield curve of the appropriate interest rate for the remaining term to maturity.

F-2
31

Notes to the consolidated financial statements (continued)

31.	Fiduciary activities and management of funds
The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held as trust are not included in the consolidated financial statements. These services give rise to the risk that the Group could eventually be held responsible for poor yielding of the assets under its management.
As of December 31, 2023 and 2022, the value of the managed off-balance sheet financial assets is as follows:

	2023	2022
	S/(000)	S/(000)
Investment funds	17,829,262	16,821,566
Mutual funds	5,352,241	4,495,832

Total	23,181,503	21,317,398

32.	Subsequent event
On January 16, 2024, Interbank issued subordinated bonds called “7.625 Subordinated Notes due 2034” for the amount of US$300,000,000, under Rule 144A and Regulation S of the U.S. Securities Act of 1933 of the United States of America. This issuance has maturity in January 2034 and the agreed nominal interest rate was 7.625 percent.

F-2
32