Form 20-F
period 2024-12-31
Intercorp Financial Services Inc.
filed 2025-04-25
CIK 1615903

tothFf

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ………………………….

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

Common shares outstanding as of December 31, 2024: 113,288,457

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes ☐ No

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

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files)

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

In this Annual Report on Form 20-F, we refer to and the discussion of our business includes the business of our principal subsidiaries as follows: (i) in our banking segment: Banco Internacional del Perú, S.A.A.—Interbank, an open-stock corporation (sociedad anónima abierta) organized under the laws of Peru, as “Interbank”; (ii) in our insurance segment: Interseguro Compañía de Seguros, S.A., a corporation (sociedad anónima) organized under the laws of Peru, as “Interseguro”; (iii) in our wealth management segment: Inteligo Group Corp., a corporation (sociedad anónima) organized under the laws of Panama, as “Inteligo”; Inteligo Bank Ltd., a corporation organized under the laws of The Bahamas, as “Inteligo Bank”; Inteligo Sociedad Agente de Bolsa S.A., a corporation (sociedad anónima) organized under the laws of Peru, as “Inteligo SAB”; Inteligo USA Inc., a corporation organized under the laws of New York, as “Inteligo USA,” and Interfondos S.A. Sociedad Administradora de Fondos, a corporation organized under the laws of Peru, as “Interfondos SAFM” or “Interfondos”; and (iv) Procesos de Medios de Pago S.A., a corporation (sociedad anónima) organized under the laws of Peru, as “PMP” and its subsidiary Izipay S.A.C., a closed-stock corporation (sociedad anónima cerrada) organized under the laws of Peru, as “Izipay,” both of which are IFS’ consolidated subsidiaries since April 2022. Except otherwise provided, references to Izipay shall include PMP.

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

Risks Relating to Our Businesses

•
We are a holding company and all of our operations are conducted through our subsidiaries. Our ability to pay corporate expenses and to pay dividends, if any, to holders of our common shares depends on the ability of our subsidiaries to pay dividends and make other distributions to us.
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
•
The operations of our subsidiaries require the maintenance of banking, insurance and other licenses and any non-compliance with applicable licenses and operating obligations could have a material adverse effect on our business, financial condition and results of operations.
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
•
We are subject to regulatory capital requirements imposed by the SBS, and failure to comply with these requirements could have a material adverse effect on our financial condition and results of operations.
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
•
Our financial results may be negatively affected by changes to International Financial Reporting Standards ("IFRS Accounting Standards").
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
•
Our subsidiaries' employees could join labor unions and our subsidiaries could be subject to organized labor actions, including work stoppages that could have a material adverse effect on their business.
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
•
Public health crises and epidemics/pandemics could adversely affect our and our subsidiaries’ business, financial condition and results of operations.

Risks Relating to Peru

•
Economic, social and political developments in Peru, including political instability, social unrest, inflation and unemployment, could have a material adverse effect on our businesses.
•
Fluctuations in the value of the sol could have a material adverse effect on our financial condition and results of operations.
•
A downgrade in Peru’s credit ratings may affect the perception of Peru and its economy and consequently adversely affect us.
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
•
The 2026 general elections in Peru may result in political and electoral uncertainty in Peru.

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
•
We could be considered a passive foreign investment company ("PFIC") for U.S. federal income tax purposes, which could result in adverse U.S. tax consequences for U.S. investors.
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
•
economic and geopolitical developments in regional or global markets, including the new administration of the United States, Russia’s continued invasion of Ukraine and the military conflict between Israel and Hamas, as well as between Israel and Iran and Hezbollah;
•
the financial market volatility and market turmoil generated by trade policies, bank failures or similar developments in the United States and other regions;
•
health epidemics and pandemics and other outbreaks, government measures to contain the spread of these pandemics or outbreaks, their effects on the economy of Peru, and their impact on global and regional economic growth prospects, creditworthiness, counter-party risk, as well as any logistical, operational or labor disruptions, among others;
•
protests and social unrest in Peru against government economic policies, violent crime, corruption scandals and social inequality;
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
•
changes in tax laws;
•
severe weather, adverse climate changes and natural disasters (including El Niño and La Niña);
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

PRESENTATION OF FINANCIAL INFORMATION

Our audited annual consolidated financial statements as of December 31, 2024 and 2023 and for each of the three years ended December 31, 2024, 2023 and 2022 included in this Annual Report on Form 20-F have been prepared in soles and in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) and audited by Tanaka, Valdivia & Asociados Sociedad Civil de Responsabilidad Limitada, PCAOB ID 1315, Lima, Peru, a member firm of Ernst & Young Global Limited (“EY Peru”).

For a description of our significant accounting policies, see Note 3 to our audited annual consolidated financial statements.

For regulatory purposes, including regulations of the Banco Central de Reserva del Perú (the “Central Reserve Bank of Peru” or “BCRP”) and regulations and the reporting requirements of the Superintendencia del Mercado de Valores (the “SMV”), our Peruvian subsidiaries, Interbank and Interseguro, also prepare in Spanish and make available to shareholders statutory financial statements as prescribed by the Peruvian Superintendency of Banks, Insurance and Private Pension Fund Administrators (Superintendencia de Banca, Seguros y Administradoras de Fondos de Pensiones, or “SBS”), hereinafter “SBS GAAP”.

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

Certain comparative financial information related to our compound annual growth rate (“CAGR”) included in this Annual Report on Form 20-F has been prepared based on information reported pursuant to SBS GAAP, except for Inteligo. Compound Annual Growth Rate (“CAGR”) is calculated by (i) dividing the value of a variable on year X (ending value) by the value of this same variable on year Y (beginning value), then (ii) raising this to an exponent of one divided by (X-Y) and (iii) subtracting one from the result. In addition, our Peruvian subsidiaries pay dividends to us on the basis of the SBS GAAP financial statements as further described in this Annual Report on Form 20-F. See “Item 8 Financial Information—Consolidated Statements and Other Financial Information—Dividends and dividends policy” and “Item 3. Key Information—Risk Factors—We are a holding company and all of our operations are conducted through our subsidiaries. Our ability to pay dividends to holders of our common shares depends on the ability of our subsidiaries to pay dividends and make other distributions to us.”

IFRS Accounting Standards differs in certain significant respects from SBS GAAP. Consequently, information presented in this Annual Report on Form 20-F in accordance with SBS GAAP or based on information from the SBS or SMV may not be comparable with our financial information prepared in accordance with IFRS Accounting Standards. Unless otherwise indicated, all financial information provided in this Annual Report on Form 20-F has been prepared in accordance with IFRS Accounting Standards.

Change in Accounting Policies and Estimates

Generally, we have only adopted standards, interpretations or amendments that were effective in each year. Therefore, standards, interpretations or amendments that become effective in 2025 or later have not been early adopted.

On January 1, 2024, we adopted the following standards, interpretations, or amendments: (i) in connection with lease liability in a sale and leaseback, amendments to IFRS 16 "Leases," (ii) in connection with classification of liabilities as current or non-current, amendments to IAS 1 "Presentation of Financial Statements” and (iii) in connection with supplier finance arrangements, amendments to IAS 7 "Statements of Cash Flows" and IFRS 7 "Financial instruments: Disclosures". Such standards, interpretations or amendments have not had a significant impact on our consolidated financial statements. See Note 3.2 to our audited annual consolidated financial statements.

On January 1, 2023, we adopted the following standards, interpretations, or amendments: (i) IFRS 17 "Insurance Contracts", (ii) in connection with the definition of Accounting Estimates, an amendment to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors,” (ii) in connection with the disclosure of Accounting Policies, amendments to IAS 1 “Presentation of Financial Statements” and IFRS Practice Statement 2 “Making Materiality Judgements,” (iii) in connection with Deferred Tax related to Assets and Liabilities arising from a Single Transaction, amendments to IAS 12 “Income Taxes,” and (iv) in connection with the International Tax Reform – Pillar Two Model Rules, amendments to IAS 12 “Income Taxes.” Such standards, interpretations or amendments, except for IFRS 17, have not had a significant impact on our consolidated financial statements.

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

We have translated some of the soles amounts contained in this Annual Report on Form 20-F into U.S. dollars for convenience purposes only. Unless otherwise indicated or the context otherwise requires, the rate used to translate soles amounts to U.S. dollars as of December 31, 2024 was S/3.764 = U.S.$1.00, which was the exchange rate reported for December 31, 2024 by the SBS. The Federal Reserve Bank of New York does not report a noon buying rate for soles. The U.S. dollar equivalent information presented in this Annual Report on Form 20-F is provided solely for convenience of investors and should not be construed as implying that the soles or other currency amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

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

Interbank has rescheduled loans, and such rescheduling has involved modifying payment schedules, granting grace periods, and lowering interest rates, among other measures. As showed in the audited financial statements in Note 29.1 (d.7), there were three types of rescheduling: (1) reschedules due to the Covid-19 pandemic, (2) reschedules due to the “Reactiva Peru” program, a credit guarantee program launched by the Peruvian government (“Reactiva Peru”), and (3) rescheduling due to local political and social conflicts.

Changes in Operating Segments

During the second quarter of 2024, we changed the reporting structure of IFS’s operating segments compared with that presented in our annual report on Form 20-F for the year ended December 31, 2023 (the “2023 Form 20-F”), mainly as a consequence of the elimination of the payments segment, since its revenues and income do not meet the thresholds established by IFRS 8 "Operating Segments", as those represent less than 10% of IFS consolidated results. Therefore, since the second quarter 2024, the results of the businesses that previously comprised the payments segment ceased being reported separately to the board and Izipay, our payments subsidiary, was reclassified under “Holding, Other Subsidiaries and Eliminations”. For additional information on our current segments, see “Item 4. Information on the Company-Business Overview” and Note 27 to our audited annual consolidated financial statements.

In order to make the information as of and for the years ended December 31, 2023 and 2022 comparable with the information as of and for the year ended December 31, 2024, as required by IFRS 8 “Information by business segments”, figures as of and for the years ended December 31, 2023 and 2022 were recast in conformity with the new operating segment reporting structure.

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

Non-GAAP Financial Measures

In this Annual Report on Form 20-F, we present adjusted net profit, adjusted ROE and adjusted ROA, which are non-GAAP financial measures. A non-GAAP financial measure does not have a standardized meaning prescribed by IFRS Accounting Standards. A non-GAAP financial measure is generally defined as a numerical measure of an issuer’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with IFRS Accounting Standards in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

We believe that the presentation of these non-GAAP measures provides additional useful information to investors regarding our performance and trends related to our results of operations. Accordingly, we believe that when non-GAAP financial information is viewed with IFRS Accounting Standards' financial information, investors are provided with a more meaningful understanding of our ongoing operating performance and financial results.

ROE is calculated by dividing net profit for the year by average total equity. ROA is calculated by dividing net profit for the year by average total assets. Adjusted net profit is defined as net profit excluding non-operating and/or non-recurring gain or losses.

For the years ended December 31, 2024 and 2023, we did not make adjustments to our net profit, ROE or ROA. For the year ended December 31, 2022, we made adjustments to our net profit, to ROE and to ROA, as we defined our adjusted net profit (used for the calculation of adjusted ROE and adjusted ROA) as net profit excluding the gain recognized as a result of the step acquisition of Izipay, which management believes is non-recurring in nature. See Note 1(b) to our Audited Annual Consolidated Financial Statements.

We believe that the adjustment to our net profit provided useful metrics because by excluding the fair value adjustment of the 50% ownership interest held by Interbank in Izipay before the acquisition of the remaining 50% equity interest in Izipay in April 2022, it deducted from our net profit pre-acquisition effects that our management believes to be non-operating and/or non-recurring in nature and in so doing, allows us to better assess the performance of our operating activities. Adjusted net income, adjusted ROE and adjusted ROA do not have a standardized meaning and are not recognized measures under IFRS Accounting Standards. Adjusted net income, adjusted ROE and adjusted ROA should not each be considered by itself or as a substitute for net income or other measures of operating performance. Our definition of adjusted net income, adjusted ROE and adjusted ROA may differ from those used by other companies.

For a discussion on the non-GAAP financial measures and reconciliation of these measures to IFRS Accounting Standards' financial measures, see “Item 4. Information on the Company—Business Overview—Non-GAAP Financial Measures” and “Item 5. Operating and Financial Review and Prospects—Operating Results.”

There may be limits in the usefulness of these measures to investors. As a result, we encourage readers to consider the consolidated financial statements and other financial information contained in this Annual Report on Form 20-F in their entirety, and not to rely on any single financial measure.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

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

Risks Relating to Our Businesses

We are a holding company and all of our operations are conducted through our subsidiaries. Our ability to pay corporate expenses and to pay dividends, if any, to holders of our common shares depends on the ability of our subsidiaries to pay dividends and make other distributions to us.

As a holding company, all of our operations are conducted through our subsidiaries. Accordingly, our ability to pay corporate expenses and to pay dividends, if any, to holders of our common shares, depends on our receipt of dividends and other distributions from our subsidiaries.

There are various regulatory restrictions in Peru and other jurisdictions that may limit our subsidiaries’ ability to pay dividends or make other payments to us, such as their obligations to maintain minimum regulatory capital and minimum liquidity. See “—Public health crises and epidemics/pandemics could adversely affect our and our subsidiaries’ business, financial condition and results of operations”.

In addition, some of our Peruvian subsidiaries pay dividends to us on the basis of the SBS GAAP financial statements, which differ from IFRS Accounting Standards. For example, for the year ended December 31, 2024, Interseguro had a net profit of S/201.9 million under IFRS Accounting Standards and of S/376.3 million under SBS GAAP, which resulted in a dividend payment to us of S/125.0 million in 2025. Therefore, there is no assurance that the differences in accounting treatment will not render the opposite result, namely that lower or no dividends would be payable to us by any of our Peruvian subsidiaries under SBS GAAP than what it would appear to be able to pay under IFRS Accounting Standards, or that dividends will continue to be payable under SBS GAAP in the future.

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

Changes in the regulation and/or supervision of Interbank, Interseguro, Inteligo and/or Izipay or the implementation of future regulations could have a material adverse effect on our financial condition and results of operations by restricting our existing operations, limiting the expansion of our business and requiring extensive system and operating changes that may be difficult or costly to implement. For example, the SBS and the Central Reserve Bank of Peru regulate, and have in the past changed, capital structure and deposit reserve requirements, interest paid on deposit reserves, the amount of deposit reserves for which no interest is payable, rules regarding provisions for loan losses and legal lending limits applicable to Peruvian commercial banks. Furthermore, Interbank could be required to increase its level of provisions in response to pro-cyclical provisioning requirements or be required to increase capital levels in response to pro-cyclical buffers that could be activated by regulators under certain favorable macroeconomic conditions. As an example, additional changes in the regulation and supervision of our subsidiaries were imposed as a result of the COVID-19 pandemic and as a result of social unrest, which Interbank complied with, but we cannot predict whether and to what extent new laws and regulations will be imposed in case of other periods of crisis.

Moreover, changes in consumer protection regulation and protection of personal data may also affect our business. In March 2021, the Peruvian Congress approved Law No. 31143 under which (i) the Central Reserve Bank of Peru will semi-annually establish caps on interest rates (including default interest rates) that banks can charge to consumers and small businesses, and (ii) in cases of default, the debtor shall only pay interest which may not be capitalized and may not be charged with commissions or additional expenses. Since its approval, such new regulation limiting the interest that can be charged to clients of banking entities, such as Interbank, has negatively impacted its financial results. In addition, Interbank could be subject to limits on fees or commissions charged to clients. If legislation or governmental or regulatory action is enacted limiting the amount of ATM fees or surcharges that Interbank may receive or on its ability to charge overdraft or other fees, it could adversely impact our financial results. Furthermore, during 2022, Legislative Decree No. 1531 amended the Peruvian Banking and Insurance Law (Ley General del Sistema Financiero y del Sistema de Seguros y Orgánica de la Superintendencia de Banca y Seguros), approved by Law No. 26702 (as amended, the “Peruvian Banking and Insurance Law”) to more closely align the Peruvian regulatory framework and its regulations applicable to the companies of the financial system to the Basel Committee’s 2011 agreement regarding the overall design of the capital and liquidity reform package (now referred to as “Basel III”), including changes related to the composition of the effective equity (which changes to effective equity came into effect as of January 1, 2023). Interbank has already implemented most of these requirements, with no adverse effect to its financial condition or operations, but as it continues to implement such additional requirements imposed by Legislative Decree No. 1531 and the other resolutions aimed at adapting the regulatory framework of the financial system more generally to the Basel III principles, we cannot guarantee that no such effects will impact its financial condition or results of operations. Similarly, in September 2024, Legislative Decree No. 1646 amended the Peruvian Banking and Insurance Law mainly to adjust lending limits based on concentration risk according to international standards to safeguard the solvency and stability of the Peruvian financial system. This legislation is expected to come into effect in June 2025 and be implemented in stages and subject to further regulations to be approved by the SBS. Likewise, also in September 2024, Legislative Decree No. 1665 amended Law No. 29440 (the Payments and Securities Settlement Systems Law) to grant new regulatory and sanctioning powers to the Central Reserve Bank of Peru (e.g., imposition of fines, and suspensions and cancellations of licenses, as the governing body of the Peruvian Payments and Securities Settlement Systems System), among other regulatory changes.

Since 1998, Interseguro has been subjected to strict local regulations that required significant changes in reserve requirements. For example, in March 2018, changes by the SBS to mortality tables used for calculating reserves for new annuities resulted in a higher reserve requirement, which in turn could adversely affect Interseguro’s results of operations or could result in lowered implied interest rates on Interseguro’s annuities. New legislation or regulations applicable to the insurance industry may adversely affect Interseguro’s ability to underwrite and price risks accurately as well as affect its revenues and net income. For example, whereas retirees formerly had to choose between remaining with their pension fund or choosing an annuity, since 2016 a law has allowed retirees to withdraw 95.5% of their capital accumulated in cash upon retirement, which has resulted in a significant reduction of annuities sold by Peruvian insurance companies, including Interseguro. In addition, considering that the SBS regulates the types of and limits on eligible investments that insurance companies, such as Interseguro, are allowed to make, in case the SBS enacts new regulations that further restricts such eligible investments, Interseguro could be compelled to liquidate current investments on less favorable terms than if they were held to maturity and restrict Interseguro from making investments that its management deems to be beneficial. Likewise, at the end of 2022, in order to adjust the fair value of real estate investments, the SBS established new requirements for valuation specialists or entities requiring capacitation in specific valuation matters that are not lectured in Peru, which created hurdles to such valuations and increased operating costs. Any failure to comply with these new requirements may increase costs and result in potential sanctions by the SBS. Moreover, in the past and as a response to the COVID-19 pandemic, the Peruvian government permitted companies to suspend employee contracts without pay in certain cases until the end of the COVID-19 pandemic, which caused these companies to stop making the corresponding monthly contribution to the pension funds of their worker, affecting the private pension system. In addition, the Peruvian government eased pension fund regulations, including measures permitting extraordinary withdrawals of funds from the private pension system, which in turn reduced pension funds collected by Interseguro. In September 2024, the Peruvian government enacted Law No. 32123, which established a reform of the Peruvian pension system. This law is expected to become effective in July 2025 and to limit extraordinary withdrawals of funds from the private pension system, which in turn may potentially reduce the demand for Interseguro’s annuities. Furthermore, Interseguro may face competition from private pension funds (Pension Funds Administrators, or “AFPs”) and Peruvian commercial banks, which could be allowed to offer annuities in the future. While this law provides insurance companies with the opportunity to manage private pension funds, any adverse impact on Interseguro resulting from increased competition or reform of the private pension system could have a material adverse effect on our financial condition and results of operations.

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

We cannot predict whether and to what extent new laws and regulations, or changes to existing laws and regulations, affecting our subsidiaries’ business may be adopted in the future, the timing of any such adoption and what effect such events would have on our financial condition and results of operations.

Enhanced ESG and climate change disclosure may impose additional costs on us or our subsidiaries.

In recent years, various guidelines and regulations have been issued recommending or requiring companies to adopt policies and procedures with the purpose of enhancing the approach to environmental, governance and social (ESG) matters. In March 2024, the SEC adopted rules aimed at enhancing and standardizing climate-related disclosures. The rules require registrants to include certain climate-related information in their registration statements and annual reports, including data regarding greenhouse gas emissions and information regarding climate-related risks and opportunities and related financial impacts, governance and strategy. Several lawsuits have been filed against such rules and, unless they prevail, we would be subject to certain of these requirements commencing with the fiscal year ending on December 31, 2025. On April 4, 2024, the SEC voluntarily stayed the rules, pending judicial review, and on March 27, 2025, the SEC dropped the defense of the rules in court.

Although the SEC’s climate rules proposed in 2024 did not prosper, we cannot rule out future attempts to enact rules requiring climate-related disclosures. The adoption of new guidelines and regulations on ESG matters could limit our business or the businesses of our subsidiaries, restrict our ability or the ability of our subsidiaries to recruit new customers, increase compliance requirements or result in higher operating or funding costs, among other effects in the future that we cannot predict now, given the still-developing and evolving regulatory environment related to ESG matters.

The operations of our subsidiaries require the maintenance of banking, insurance and other licenses and any non-compliance with applicable licenses and operating obligations could have a material adverse effect on our business, financial condition and results of operations.

All banks and insurance companies established in Peru require certain authorizations issued by the SBS in order to operate in Peru. In addition, all brokerage firms operating in Peru require certain authorizations issued by the SMV in order to operate in Peru. Service providers (such as Izipay), collecting agents or processing agents in the payment industry are not required to obtain prior licenses. However, recent regulations imposed certain obligations to such entities (including anti-money laundering (“AML”) obligations) and required that they register with the Central Reserve Bank of Peru; furthermore, the Central Reserve Bank of Peru has established minimum quality levels for such entities. In The Bahamas and Panama, all banks require a license to operate. Governmental authorities, such as the SBS or the Central Reserve Bank of Peru, the Central Bank of The Bahamas, or the Superintendency of Banks of Panama, have general administrative responsibilities over banks and other financial institutions, including authority to set loan loss provisions, limits on fees, regulatory capital requirements and other minimum capital adequacy and reserve requirements. In addition, banks are generally required to provide the relevant banking supervisory agency, on a periodic basis, with all information that is necessary to allow for its evaluation of a bank’s financial performance. Insurance companies are regulated and supervised by the SBS which has the ability, among other things, to set reserve requirements for insurance companies. Similarly, the SMV and the Securities Commission of The Bahamas have general administrative responsibilities over brokerage firms, including the authority to set minimum capital requirements.

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

In February 2016, the SBS issued SBS Resolution No. 975-2016 (as amended from time to time), which aimed to improve the quality of the total regulatory capital (patrimonio efectivo) and align Peruvian regulations towards Basel III. This resolution changed the conditions that subordinated debt must meet in order to be considered in the calculation of additional capital and the calculation methodology applicable to risk-weighted assets. In December 2022, as part of the implementation of the Basel III standards, the SBS issued SBS Resolution No. 03950-2022, which replaced the regulations applicable to subordinated debt related to its computation at the different levels and sublevels of the regulatory capital. This resolution became effective on January 1, 2023 and is applicable to subordinated debt incurred or created from the date of its effectiveness. However, as established in this new regulation, subordinated debt incurred or created prior to its effectiveness is still considered in the calculation of regulatory capital. Although the main changes became effective on January 1, 2023, other relevant regulation were also passed by the SBS by end of 2022 to implement the aforementioned law and provided certain adequacy periods until 2026. We cannot assure whether the implementation and further supervision of the above-mentioned new regulations may result in increased costs, financial, compliance or otherwise, which could impact our profitability and our results of operations. For further details, see “Item 4. Information on the Company—Business Overview—Regulation and Supervision—The Peruvian Financial and Insurance Systems”. As of the date of this Annual Report on Form 20-F, Interbank is fully compliant with applicable capital regulatory requirements. While Interbank expects to continue to be in compliance with current and upcoming capital requirements, Interbank’s assumptions with respect to compliance may turn out to be incorrect, and, consequently, have a material adverse effect on its financial condition and results of operations.

With respect to Interseguro, Solvency II, a new regulatory framework for the European insurance industry implemented in early 2016, is under consideration by international regulatory bodies, which could result in the SBS raising solvency ratio requirements for insurance companies in Peru in the future.

With respect to Inteligo Bank, The Central Bank of The Bahamas has adopted a Basel Implementation Program and has effectively implemented Pillar I and Pillar II of the Basel II framework. The Pillar I framework focuses on the capital adequacy ratio requirements and Pillar II focuses on the internal capital adequacy assessment processes (“ICAAP”) (the guidelines in relation to the ICAAP were released in August 2016). The Central Bank of The Bahamas published its Capital Adequacy Guidelines for the Management of Capital and the Calculation of Capital Adequacy on August 24, 2022 (the “capital adequacy guidelines”), and The Bahamas Capital Regulations 2022 came into effect on July 15, 2022 (the “capital regulations”). The capital regulations include changes to the methodology for the calculation of risk-weighted assets and Tier 1 capital that could adversely impact Inteligo Bank’s capital adequacy ratio. The capital regulations and capital adequacy guidelines simplify the Bahamian Basel III framework while remaining consistent with the proportionality principles set out by the Basel Committee. The regulations set a new capital ratio limit and introduced changes to the credit and operational risk equivalent assets and deductions of high-risk assets from the capital base. Inteligo Bank’s capital ratio as of December 31, 2024, under the new regulations, was 19,3%, while it would amount to 25.5% under the previous regulations. In any case, Inteligo Bank’s capital ratio remains well above the regulatory limit of 12%. Additional changes to this framework could require Inteligo Bank to make revisions to its capital structure and investment which could have an adverse effect on the profitability of Inteligo Bank.

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

We cannot predict whether and to what extent new guidelines, laws and regulations, or changes to existing guidelines, laws and regulations, affecting our subsidiaries’ business may be adopted in the future, the timing of any such adoption and what effect such events would have on our financial condition or results of operations.

We are subject to regulatory capital requirements imposed by the SBS, and failure to comply with these requirements could have a material adverse effect on our financial condition and results of operations.

Pursuant to existing applicable regulations, there are minimum capital requirements for financial services holding companies on a fully consolidated basis, which the SBS evaluates on an annual basis. Pursuant to Oficio N° 61578-2024-SBS, after assessing the perimeter for purposes of consolidated supervision of Intecorp's Financial Group (Grupo Financiero), SBS limited such scope to us and our subsidiaries, plus Financiera Oh! This change took effect beginning with the consolidated regulatory information submitted to SBS as of December 2024.

If we fail to comply with these requirements, SBS may request us to take certain corrective actions to ensure compliance. If we fail to take such actions, SBS could suspend or revoke Interbank’s, Interseguro’s and Financiera Oh!'s licenses to operate in Peru, which would have a material adverse effect on our financial condition and results of operations. For further details, see “—The operations of our subsidiaries require the maintenance of banking, insurance and other licenses and any non-compliance with applicable licenses and operating obligations could have a material adverse effect on our business, financial condition and results of operations.”

Our subsidiaries face intense competition from other banking, insurance and financial institutions, and from other players including providers of emerging financial technologies and failure to compete successfully could have a material adverse effect on our financial condition and results of operations.

The banking market in Peru is highly competitive. Interbank has experienced strong competition from local and foreign banks and other financial entities, including new entrants attracted by Peru’s low banking penetration and financial inclusion, as well as from department stores that offer credit cards, from emerging financial technology companies that offer digital banking and other services both on a regulated and unregulated basis, and from the local and international capital markets that lend to commercial customers. In addition, competition may also be influenced by means of legal regulations. For example, Supreme Decree No. 217-2024-EF, issued in November 2024, exceptionally authorized the Banco de la Nación (an state-owned institution) to provide credit lines to microfinance companies, which were to be used exclusively to grant loans to micro and small entrepreneurs for the construction and/or improvement of housing. Competition may reduce the average interest rates that Interbank can charge its customers, increase the average rates Interbank must pay on its deposits, and may negatively affect its loan growth and place pressure on margins. Some of Interbank’s competitors may have access to greater resources and be more successful in the development of products and services that compete directly with Interbank’s products and services. If Interbank’s competitors are successful in developing products and services that are more effective or less expensive than the products and services offered by it, Interbank may be unable to compete successfully. Even if Interbank’s products and services prove to be more effective than those developed by other competitors, such other competitors may be more successful in marketing their products and services because of their greater financial resources or marketing strategies, among other factors. Interbank may not be able to grow or maintain its market share if it is not able to match its competitors’ pricing or keep pace with their development of new products, services and technological innovation and developments, and the integration of these into Interbank’s operations. Any adverse impact on Interbank resulting from increased competition could have a material adverse effect on its financial condition and results of operations.

Likewise, if Izipay’s competitors are successful in developing market share growth strategies, reduce their customer fees, or gain more customers, then Izipay may be unable to maintain its market and its net income could be threatened. Moreover, if Izipay’s competitors develop a low-cost POS technology or new technologies and gain efficiency, it could negatively affect Izipay’s operating results.

The Peruvian insurance market, particularly the annuity and life insurance sectors, is also highly competitive. Interseguro’s principal competitors are large insurance companies that may have greater resources and offer a wider range of products. These insurance companies may have better access to independent brokers who sell insurance to customers. Under the new regulation which established a reform of the Peruvian pension system, Interseguro may also face competition from AFPs, which could in the future be allowed to offer annuities, which in turn may adversely affect Interseguro’s ability to underwrite and price risks accurately and thus affect our business profitability.

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

Interbank’s business is particularly sensitive to economic and market conditions that affect Interbank’s customers. Although there is limited basis on which to evaluate how Interbank’s business and earnings may perform in the event of an economic crisis, such as a recession or a significant devaluation of the sol, and Interbank’s historical loan loss experience may not be indicative of the performance of Interbank’s loan portfolio in the future, periods of economic contraction could adversely affect Interbank’s customers by limiting their access to jobs. As a result, Interbank’s loan portfolio may become increasingly vulnerable to macroeconomic shocks that could negatively impact the household income of Interbank’s customers and result in increased loan losses which, in turn, could result in higher delinquencies and reduce the number of borrowers eligible for Interbank’s loans. An increase in delinquencies, for instance, could result in a deterioration of Interbank’s risk profile, which could adversely affect Interbank’s business, financial condition and results of operations. Any increase in the number of delinquencies or defaults would result in higher levels of nonperforming assets and provisions for loan losses, which could adversely affect Interbank’s results of operations and financial condition.

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

Furthermore, as of December 31, 2023 and 2024, retail banking loans accounted for approximately 56.0% and 52.5% of Interbank’s loan portfolio, respectively. Higher than average exposure to retail banking could be accompanied by greater credit risk due to higher risk profiles compared, particularly, to loans to large corporate customers. Given the recent growth of Interbank’s loan portfolio, historical loss experience may not be indicative of future doubtful loan experience. If there are outbreaks of pandemics or contagious diseases in the future, such as the COVID-19 pandemic, Interbank’s retail and commercial clients may be impacted and our risk profile may deteriorate, which could adversely affect our business, financial condition and results of operations.

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

Additionally, as a consequence of other factors that have arisen and may arise in the future, including, for example, political, economic, social and climate uncertainties, and the effects of new laws allowing the withdrawal of CTS deposits and AFP funds (which have generated excess liquidity), we have had to increase, and may have to further increase in the future, our monitoring of the performance results of our retail and commercial clients and make subsequent adjustments of expected loss to our model, which in turn creates a certain level of uncertainty in the estimation of expected losses on loans. See “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Classification of Our Loan Portfolio” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Impairment Loss on Loans, Net of Recoveries.”

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

We report our results and financial position in accordance with IFRS Accouting Standards as issued by the IASB. Changes to IFRS Accounting Standards thereof may cause our future reported results and financial position to differ from current expectations, or historical results to differ from those previously reported due to the adoption of new accounting standards on a retrospective basis. We monitor potential accounting changes and, when possible, we determine their potential impact and disclose significant future changes in our financial statements that we expect because of those changes. As of December 31, 2024, the new and amended standards and interpretations that have been issued, but not yet effective, are not expected to have potential impact on our consolidated financial statements. See Note 3.5 to our consolidated financial statements.

Our financial results may be negatively affected by investment losses.

The investment activities of our subsidiaries are subject to factors beyond their control, and losses from their exposures could result in a material adverse effect on our financial condition and results of operations.

As part of its treasury operations, Interbank trades various financial instruments and other assets, including debt, equity, fixed income, currency and related derivatives, as both agent and principal, and derives a proportion of its non-financial income from trading profits. Interbank has established position limits for sol and foreign currency-denominated securities in accordance with its overall risk management policy and with the SBS requirements. However, Interbank is exposed to numerous factors that are beyond its control, including overall market trading activity, interest rate levels, the credit risk of its counterparties and general market volatility. For example, in 2022, 2023 and 2024 the volatility of our investment portfolio increased due to global factors such as the Ukraine-Russia and the Israel-Hamas-Iran-Hezbollah conflicts and the interest rate increases by the Federal Reserve of the United States. For further information, see “—The Peruvian economy could be adversely affected by economic developments in regional or global markets.” In addition, a significant part of Interbank’s trading is related to customer transactions, and Interbank could be exposed to a number of risks related to the movement of market prices in the underlying instruments, including the risk of unfavorable market price movements relative to its long or short positions, a decline in the market liquidity of the related instruments, volatility in market prices, interest rates or foreign currency exchange rates relating to these positions, and the risk that the instruments with which Interbank chooses to hedge certain positions do not track the fair value of those positions. Furthermore, potential swings in economic policy as a result of the new administration of the United States may impact capital markets dynamics, which in turn may have a detrimental impact in investments results. Also, the imposition of tariffs or other trade barriers by the United States could adversely affect Peru's export-driven economy, leading to reduced trade volumes, lower foreign exchange earnings, and potential disruptions in key industries. If Interbank incurs any further losses from these exposures, it could reduce Interbank’s trading profits or cause it to suffer losses from trading activities, either of which could have a material adverse effect on our financial condition and results of operations.

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

Interbank’s and Inteligo’s financial condition and results of operations depend to a large extent on their financial margin, which in turn depends on their ability to charge interest on interest-earning assets, such as loans to customers, that is higher than the interest they pay on interest-bearing liabilities, such as deposits. Changes in interest rates, could influence not only the interest we receive on loans and securities and the amount of interest we pay on deposits and borrowings, but such changes could also adversely affect our ability to originate loans and obtain deposits. We cannot control or predict with certainty changes in interest rates since market interest rates are sensitive to many factors beyond our control, including the interest rate policies of the Central Reserve Bank of Peru and the U.S. Federal Reserve. In recent years, inflation rates throughout the world significantly increased to levels not seen in the last two decades. In response to concerns about inflation, the United States Federal Reserve raised, and may again rise, interest rates.

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

In connection with the phase-out of the London Interbank Offered Rate (“LIBOR”) as a reference rate, in June 2023, the United States Federal Reserve, in conjunction with the Alternative Reference Rates Committee, chose the Secured Overnight Financing Rate (SOFR), and specifically Term SOFR, as the recommended risk-free reference rate for the United States (calculated based on repurchase agreements backed by treasury securities). Prior to the discontinuation of LIBOR, our subsidiaries amended substantially all of their LIBOR-based financing arrangements to transition them to successor rates, primarily Term SOFR. We cannot predict the future performance of Term SOFR and other successor rates, and we cannot assure you any other similar reforms and changes, any establishment of alternative reference rates or any other reforms to these rates that may be enacted will not affect financial markets generally or the businesses or profitability of our subsidiaries, their financial condition or results of operations specifically. Finally, as a result of such or similar transitions, our subsidiaries may be subject to disputes (including with their customers) related thereto, which could have an adverse effect on their results of operations.

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

Interseguro estimates its liability for insurance contracts under IFRS Accounting Standards on the basis of our business measurement models and discount rates, which are based on a risk-free rate (i.e. interest rates), and the market volatility associated with them. See Note 3.4(d) to our audited annual consolidated financial statements. Such volatility in interest rates is reflected in Interseguro’s financial position, under other comprehensive income and, depending on the market situation, could have a material adverse effect on our financial position. See Note 29.5(a.1) to our audited annual consolidated financial statements.

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

Interbank’s strategy to grow its loan portfolio requires it to continue to have an active funding strategy. Interbank’s access to funding depends on many factors, including factors beyond our control, such as public health crises and epidemics, pandemics or outbreaks of highly infectious or contagious diseases, any credit crunch or other conditions in global capital markets and investors’ perceptions of the risks of investing in Peru and emerging markets generally. The 2008 and 2009 global financial and economic crisis, the debt crisis in Europe and general market volatility, for example, had a negative impact on the liquidity of global financial markets. Similarly, pandemics, conflicts, interest rate increases by the Federal Reserve of the United States, trade wars, and other global factors such as the Ukraine-Russia and the Israel-Hamas-Iran-Hezbollah conflicts have caused significant disruption and volatility in the financial markets globally, causing equity levels to fluctuate sharply, which may reoccur or continue to worsen in the future. In the case of similar events, any equity or debt financing, if available at all, may be on terms that are not favorable to Interbank. If access to funding is limited, Interbank may not be able to implement its strategy, which could have a material adverse effect on our financial condition and results of operations.

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

A substantial portion of our investment portfolio consists of Peruvian sovereign and global bonds and Central Reserve Bank of Peru certificates of deposit, which represented 56.7% of our investment portfolio (before accrued interest) as of December 31, 2024. A default on Peruvian sovereign debt could have a material adverse effect on our financial condition and results of operations.

Interseguro may suffer losses in its investment portfolio because of risks associated with its real estate investments.

Interseguro’s investment portfolio includes real estate investments located solely in Peru. As of December 31, 2024, Interseguro’s investments in real estate projects totaled S/1,381.8 million, which represented 9.2% of Interseguro’s total investment portfolio. Real estate investments are relatively illiquid, and Interseguro’s ability to vary its portfolio of properties in response to changes in economic and other conditions is limited. If Interseguro wants or needs to sell a property, it may not be able to do so in the desired time period or on favorable terms, which could have a material adverse effect on our financial condition and results of operations.

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

Our development, operation and growth have depended significantly upon the efforts and experience of our and our subsidiaries’ board of directors, senior management and key personnel. Most of the members of our senior management have held management positions with other major financial institutions in the United States, Latin America and Europe. Although we currently expect our and our subsidiaries’ board of directors and other senior managers to remain in their positions, the loss of their services, or our inability to attract and retain qualified personnel to replace them, could have a material adverse effect on our financial condition and results of operations.

Interruption, mismanagement or failure in our subsidiaries’ information technology systems may adversely affect their operations.

Our success and the success of our subsidiaries depend on the efficient and uninterrupted operation of our subsidiaries’ computer and communications hardware systems and our applications, including systems and applications that support the operation of Interbank’s financial stores, ATMs, Interbank Agente (correspondent agents), mobile applications and website, as well as the infrastructure components that support our operations (communication devices, networking, etc.). Our subsidiaries’ computer and communications systems and operations could be damaged or interrupted by fire, flood, power loss, telecommunications failure, sabotage, computer viruses, cyberattacks, physical or electronic break-ins, acts of war, terrorist attacks and similar events or disruptions. Any of these events could cause system interruptions, delays and losses of critical data and could prevent our subsidiaries from operating at optimal levels or at all.

Any failure, interruption or breach in security of our subsidiaries’ information systems could result in failures or interruptions in their risk management, general ledger, deposit servicing, loan organization and/or other important operations, as applicable. Although our subsidiaries have developed back-up systems and a disaster recovery center, and may continue some of their operations in case of emergency, if their information systems fail, even for a short period of time, then they may be unable to serve some or all of their customers’ needs on a timely basis. Likewise, a temporary shutdown of our subsidiaries’ information systems, such as the intermittent interruptions experienced on Interbank’s operating systems on October 30 and 31, 2024, which were promptly addressed and effectively contained, could result in additional costs for information retrieval and verification. In the current competitive landscape, if financial or insurance institutions fail to update and develop their existing information systems as effectively as their competitors, such failure may result in a loss of the competitive advantages that such institutions believe their information systems provide. Furthermore, such institutions may not have adequate insurance coverage or insurance limits to be compensated for losses from a major interruption.

If our subsidiaries experience a data security breach and confidential customer information is disclosed to or accessed by third parties, their customers could be adversely affected. The collection of data and processing of transactions require our subsidiaries to receive and store a large amount of personally identifiable data. This type of data is subject to legislation and regulation in various jurisdictions, including Peru. Data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting U.S. state and federal legislative proposals addressing data privacy and security. Our Peruvian subsidiaries are subject to requirements to protect the personally identifiable information that they process in connection with their services. Our Peruvian subsidiaries may become exposed to potential liabilities with respect to the data that they collect, manage and process, and may incur legal costs if their information security policies and procedures are not effective or if they are required to defend their methods of collection, processing and storage of personal data. In this regard, on October 30, 2024, a third party alleged to have accessed certain confidential information from a group of Interbank’s customers to extort Interbank. However, the event did not compromise the security of Interbank’s computer and communications hardware systems or Interbank’s applications and did not affect the financial products and transactions of Interbank’s clients, and Interbank acted promptly to verify there were no other consequences.

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

Moreover, additional regulations or new requirements may emerge related to cybersecurity controls and data quality, as well as contractual commitments in accordance with standards established by the Information Security and Cybersecurity Management regulation (the “Reglamento para la Gestión de la Seguridad de la Información y la Ciberseguridad”), approved by SBS Resolution No. 504-2021 (as amended by SBS Resolutions No. 1515-2021, 3240-2023 and 2286-2024). Any failure or perceived failure by financial and insurance institutions to comply with such obligations may result in governmental enforcement actions and regulatory penalties, which could have an adverse effect on our reputation. Moreover, in November 2021, the SBS approved amendments to the Plan Business Continuity regulation (the “Reglamento para la Gestión de la Continuidad del Negocio”), approved by SBS Resolution No. 877-2020 (amended by SBS Resolutions No. 1536-2020, 3601-2021 and 3955-2022) aimed to manage the enterprise and business unit levels, with business units identifying, measuring, monitoring, managing, and reporting these and other operational risks at a more detailed level. Failure to comply with these rules could result in a loss a material effect on results of operations and financial losses.

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

Although we and our subsidiaries continue to assess and strive to improve the effectiveness and security of our systems by adopting industry-recognized and suggested security standards, as well as those mandated by Peruvian laws and regulations, given the current cybersecurity dynamics, we cannot guarantee to holders of our common shares that all of our systems are free from vulnerabilities or that the measures adopted will be successful in preventing cyberattacks scenarios. In the event of a cyberattack, we or our subsidiaries may suffer disruptions to business operations, experience response costs and losses, and may be subject to litigation and reputational harm. A cyberattack could have a material adverse effect on our or our subsidiaries’ business, financial condition, and results of operations. For further information on the cybersecurity protections and details of the information technology units of our subsidiaries, please refer to “Item 4. Information on the Company—Business Overview—Information Technology Unit” for each of our three business segments and “Item 16K. Cybersecurity.”

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

Our subsidiaries' employees could join labor unions and our subsidiaries could be subject to organized labor actions, including work stoppages that could have a material adverse effect on their business.

Even though the employees of our subsidiaries are not unionized and have not entered into any collective bargaining agreement, nothing prevents them from doing so in the future. Conflicts with the employees of our subsidiaries and organized labor actions such as work disruptions or stoppages or requirements to increase employee salaries and/or benefits as a result of future collective bargaining agreements, governmental regulations or policies or otherwise could cause us to suffer a material adverse effect on our financial condition and results of operations.

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

We are subject to various international and local regulations, including anti-corruption, anti-bribery, AML, anti-terrorist financing, and antitrust laws in jurisdictions such as the Bahamas, Panama, Peru, the United States, and other countries where we operate. Additionally, regulatory frameworks govern our transactions with sanctioned countries, individuals, and entities. Non-compliance with these laws could lead to substantial economic fines, regulatory sanctions, or enforcement actions.

To mitigate these risks, we have implemented a compliance framework across our subsidiaries, which includes policies and procedures such as:

•
A "know-your-customer" (KYC) client identification program;
•
Ongoing monitoring of the Office of Foreign Assets Control (OFAC), local and international sanctions lists;
•
Continuous transaction monitoring and enhanced due diligence for high-risk clients;
•
An antitrust policy; and
•
Internal controls and quality assurance programs.

Our AML program is based on the laws and regulations of the Bahamas, Panama, Peru, the United States, and international best practices, including the recommendations of the Financial Action Task Force (FATF). We also conduct due diligence on financial institutions to ensure their AML policies align with our standards.

While these measures significantly reduce the risk of money laundering and terrorist financing, they cannot entirely eliminate it. Despite our best efforts, illicit activities may evade detection. When subsidiaries identify suspicious activities, they report them to the relevant authorities and add the entities involved to an internal "blacklist" to prevent future transactions and mitigate reputational risks. However, there is no guarantee that these measures will always be effective in preventing third parties from using our subsidiaries or correspondent banks for illicit purposes. Should any subsidiary be associated with illegal activities, such as money laundering or terrorist financing, it could damage our reputation and result in penalties, sanctions, or inclusion on official "blacklists". Such outcomes could materially and adversely affect our business, financial condition, and operations, limiting our ability to grow and maintain client and partner relationships.

In addition, we adhere to applicable anti-bribery and anti-corruption regulations, particularly in dealings with government officials and other high-risk stakeholders. While we have not faced fines, penalties, or significant business or reputational impact due to alleged violations, there is no assurance that our internal policies and procedures will detect or prevent all instances of fraud, inappropriate practices, or legal violations by employees, directors, officers, partners, agents, or service providers. Despite our ongoing efforts to maintain compliance, we may, in the future, uncover instances where we failed to meet regulatory or internal standards. If any associated party engages in fraudulent or unethical activities, we could face enforcement actions by Peruvian or foreign authorities (including the U.S. Department of Justice), resulting in fines, penalties, sanctions, and reputational damage. These consequences could adversely affect our business, financial condition, and operational results.

Thus, while we remain vigilant and proactive in mitigating these risks, compliance challenges and potential exposure to legal and reputational harm remain inherent to our operations.

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

Our objective is to fully incorporate the risk management process into all of our activities and the activities of our subsidiaries, developing and implementing methodologies, models and other tools for the measurement and control of risks, and looking to improve them in order to mitigate the risks that we identify. However, there may be limitations to this risk management framework in foreseeing and mitigating all the risks to which we or our subsidiaries are subject, including credit, market and operational risks, among others, or those to which we may, in the future, become subject. If our risk management structure is not completely effective in adequately preventing or mitigating risks, we could suffer material unexpected losses, adversely affecting our financial condition and operating results.

Implementation of tax laws related to the global minimum tax may increase our subsidiaries’ tax liabilities, and, as a result, have a material and adverse effect on us.

In 2021, the Organization for Economic Cooperation and Development (“OECD”) published the draft Global Anti-Base Erosion Model Rules aimed at ensuring that multinational enterprises would be subject to a global minimum 15% tax rate. Jurisdictions around the world, including those jurisdictions in which our subsidiaries operate, are implementing changes to their tax regimes to align with global minimum tax rules. For example, The Government of The Bahamas released a document entitled “Green Paper on Corporate Income Tax Strategies for The Bahamas” (the “Green Paper”) in 2023, which stated purpose was to provide the options under consideration for a new corporate income tax regime to support its implementation of the OECD’s global minimum tax rules. The Green Paper outlined a few options, including a statutory 15% corporate income tax rate for in-scope multinational enterprises. In February 2024, the Prime Minister of The Bahamas communicated that The Bahamas would move forward with implementing a Qualified Domestic Minimum Top-Up Tax in accordance with the OECD’s global minimum tax rules. On August 12, 2024, the Government of The Bahamas released its draft Domestic Minimum Top-Up Tax Bill, 2024 for public consultation. The bill was passed on November 28, 2024 by the Parliament of The Bahamas and is deemed to have come into force retroactively on January 1, 2024 (the “Act”) and pursuant to the terms provided in the Act. The Act introduces a Domestic Minimum Top-Up Tax (DMTT) on Multinational Enterprises (MNEs) in accordance with the OECD’s Pillar Two Framework. This new legislation may result in an increase in tax liabilities for Inteligo Bank, which could have a material adverse impact on its business, financial condition, and results of operations.

It is worth mentioning that the DMTT will not apply to Inteligo Bank for the fiscal year ended 31 December 2024, considering the specific provisions in number 2 of the Section “Short Title and Commencement” of the Act. According to the Act, there is no requirement for either the Income Inclusion Rule (IIR) or the Undertaxed Profit Rule (UTPR) to be applicable to the Bahamian entities within the MNE Intercorp Group for 2024. Therefore, since neither of these rules are triggered for Inteligo Bank, the DMTT will not be applicable for the year 2024.

In addition, on December 21, 2024, Spain adopted the Income Inclusion Rule (IIR) and Qualified Domestic Minimum Top-Up Tax (QDMTT) of the OECD's global minimum tax rules for taxable years beginning on December 31, 2023. Spain has also adopted the undertaxed payment/profit rule (UTPR) of the OECD’s global minimum tax rules for taxable years beginning on or after December 31, 2024. The UTPR would apply to multinational groups with annual consolidated revenue of at least EUR 750 million.

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

The shift towards a lower-carbon economy can create challenges and potential financial losses to us or our subsidiaries if not managed effectively. In the case of Interbank, borrowers in high-emitting sectors might face financial difficulties due to regulatory changes, technological disruptions, or changing consumer preferences. This could lead to loan defaults, impacting banks' asset quality and profitability. Inteligo can face stranded assets in its investments in companies or assets heavily reliant on fossil fuels, which value could decrease as the transition progresses. In general, we might face higher operational costs due to regulatory changes not only related to climate risk disclosure or carbon pricing, but also to capital requirements related to climate risks, increasing compliance costs and potentially restricting lending activities. The overall impact can lead to decreased profitability and shareholder value.

Public health crises and epidemics/pandemics could adversely affect our and our subsidiaries’ business, financial condition and results of operations.

Interbank’s business is dependent upon the willingness and ability of the customers to conduct banking and other financial transactions. The spread of a highly infectious or contagious disease could cause severe disruptions and volatility in the world economy, which could in turn disrupt the business, activities, and operations of Interbank’s customers, as well as its business and operations. For example, strong measures to mitigate the COVID-19 contagion were taken by governments all around the world, which included closed international borders and severe mobility restrictions (quarantines). There remains considerable uncertainty as to the effects of future public health epidemics on the global and Peruvian economies.

To the extent outbreaks of pandemic or contagious diseases adversely affect our business and financial results, it may also have the effect of heightening many of the other risks described in this section, such as those relating to Interbank’s high level of indebtedness, its need to generate sufficient cash flows to service its indebtedness and its ability to comply with the financial covenants contained in the agreements that govern its indebtedness.

Risks Relating to Peru

Economic, social and political developments in Peru, including political instability, social unrest, persistent inflation and unemployment, could have a material adverse effect on our businesses.

Substantially all of the operations and customers of our subsidiaries are located in Peru. Accordingly, our financial condition and results of operations are dependent on the level of economic activity in Peru. Our financial condition and results of operations could be affected by changes in economic conditions (both domestic and international), policies of the Peruvian government (which has exercised and continues to exercise substantial influence over many aspects of the private sector) and by other economic and political developments in Peru, including devaluation, currency exchange controls, limits on interest rates, seizure of private property, financial regulation, inflation, economic downturns, corruption scandals, social unrest and terrorism, among others.

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

Furthermore, on early 2024, the Peruvian Prosecutor’s Office informed the beginning of preliminary investigations to President Boluarte for an alleged illicit enrichment, which led to the filing of motions intending to impeach the President, but the motions did not obtain the required votes to being admitted to debate in the Congress. Moreover, the mass violent protests in several regions of the country following former President Castillo’s impeachment in December 2022, together with the political uncertainty over the past years have raised concerns about the ability of the government to implement long-term and consistent economic and social policies required to combat social and economic issues in the future. The government’s failure to address and alleviate these concerns could result in rating agencies downgrading Peru’s sovereign debt rating, which in turn could affect our rating and materially impact our business and operations.

On the other hand, the Peruvian Congress approved modifications to the Peruvian Constitution which include the return to bicameralism (replaced by a unicameral Congress in 1993) and parliamentary re-election (which was prohibited by referendum in 2018).

In the past, previous governments have imposed controls on prices, exchange rates, local and foreign investment and international trade, restricted the ability of companies to dismiss employees, expropriated private sector assets and prohibited the remittance of profits to foreign investors. Former President Vizcarra was known for pursuing business-friendly and open-market economic policies, which remained in place during former President Sagasti’s term, while former President Castillo was known for having proposed certain tax, fiscal, financial and economic restrictions in line with his party’s left-leaning agenda. President Boluarte has also pursued business-friendly and open-market economic policies. However, any future policies that might be implemented by the Peruvian government and/or the next president and/or any action taken by the Peruvian Congress could impact interest rates and currency volatility, as well as adversely and materially affect the Peruvian economy, which could have a material adverse effect on our financial condition and results of operations. See “—Potential exchange controls implemented by the Peruvian government could adversely affect our ability to pay dividends and have a material adverse effect on our financial condition and results of operations.” In addition, economic, social and political developments in the region may have an adverse effect on Peru’s economy.

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

In recent years, the sol has maintained a relatively stable value vis-à-vis U.S. dollars, with periods when it even experienced a revaluation. Despite this stability, this trend could be altered by a heightened perception of political risk, changes in economic fundamentals, or a prolonged or significant downturn in key macroeconomic indicators. Consequently, there is no guarantee that the pace of change of the national exchange rate will remain homogeneous.

As the Peruvian banking system is still partially dollarized, with 27.5% of gross loans and 38.9% of deposits denominated in U.S. dollars as of December 31, 2024, devaluation of the sol against the U.S. dollar could have a negative impact on the ability of Interbank’s clients to repay loans and make premium payments.

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

A downgrade in Peru’s credit ratings may affect the perception of Peru and its economy and consequently adversely affect us.

In December 2022 and January 2023, S&P, Fitch and Moody’s changed Peru’s credit outlook to negative from stable due to higher political risk. In April 2024, S&P downgraded Peru’s credit rating from BBB to BBB-. However, in April, September, and November 2024, S&P, Moody’s, and Fitch, respectively, changed Peru’s credit outlook back to stable. We cannot predict whether Peru’s credit ratings will be further downgraded and what the effects of any such downgrades may be on Peru’s economy, which could have a material adverse effect on our business, financial condition and results of operations. If either or all of S&P, Moody’s, and Fitch further downgrade Peru’s credit ratings, it is likely that our credit rating would also be downgraded. An increase in the perceived risks associated with investments in Peru may adversely affect the Peruvian economy in general and may discourage foreign investment in Peru.

Potential exchange controls implemented by the Peruvian government could adversely affect our ability to pay dividends and have a material adverse effect on our financial condition and results of operations.

Since 1991, the Peruvian economy has undergone a major transformation from a highly protected and regulated system to a free market economy. During this period, protectionist and interventionist laws and policies have been dismantled gradually to create a liberal economy dominated by the private sector. The Peruvian economy has, in general, responded well to this transformation, growing at an average annual rate of 3.5% during the period from 2010 to 2024. Exchange controls and restrictions on remittances of profits, dividends and royalties have ceased. Prior to 1991, Peru exercised control over the foreign exchange markets by imposing multiple exchange rates and placing restrictions on the possession and use of foreign currencies. Currently, foreign exchange rates are determined by market conditions, with regular open-market operations by the Central Reserve Bank of Peru in the foreign exchange market to reduce volatility in the value of Peru’s currency against the U.S. dollar.

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

In the past, Peru has suffered through periods of high and hyper-inflation, which has materially undermined the Peruvian economy and the government’s ability to create conditions that support economic growth. In response to increased inflation, the Central Reserve Bank of Peru, which sets the Peruvian basic interest rate, may increase or decrease the basic interest rate in an attempt to control inflation or foster economic growth. Increases in the base interest rate could adversely affect our results of operations, increasing the cost of certain funding. Additionally, a return to a high inflation environment would also undermine Peru’s foreign competitiveness, with negative effects on the level of economic activity and employment, while increasing our operating costs and adversely impacting our operating margins. As of December 31, 2024, the rate of inflation was 1.97%, compared to 3.24% in the year ended December 31, 2023, and, in its latest estimate, as inflation rates improved in 2023, the BCRP reduced the reference rate four times, from 7.50% to 6.75%, and seven times in 2024, bringing it to 5.00%. As of December 31, 2024, the Central Reserve Bank of Peru has estimated Peru’s inflation to be within its target range in 2025.

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

If depositors withdraw significant holdings from banks generally, including Interbank, there would be a substantial adverse impact on the manner in which financial institutions, including Interbank and Interseguro, conduct their business, on their ability to operate as financial intermediaries and on their financial condition, which could have a material adverse effect on our financial condition and results of operations.

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

Starting in 2020, Brexit and regional developments in China and other Asian countries, as well as the market turmoil generated by the bank failures in the United States, and the emergency sale of Credit Suisse in early 2023, contributed to increased volatility and uncertainty in a number of financial markets. In addition, the announcement of rate increases by the U.S. Federal Reserve, the trade war between the United States and China, and, while our direct exposure to Russia is limited, Russia’s large-scale continued military invasion of Ukraine, the military conflict between Israel and Hamas as well as Iran and Hezbollah, among other factors, had, in the past, and may have, in the future, an impact on the Peruvian economy by adding inflationary pressures, including in respect of high food and energy prices. Moreover, the high inflation combined with the interest rate increase by the Federal Reserve of the United States impacted our liquidity in the capital markets.

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

An additional source of risk are the economic and foreign policies that may be enacted by the new administration of the United States . We cannot assure you that investors’ interest in Peru, or the Peruvian economy will not be negatively affected by the policies of the new administration of the United States. Furthermore, the imposition of tariffs or other trade barriers by the United States could adversely affect Peru's export-driven economy, leading to reduced trade volumes, lower foreign exchange earnings, and potential disruptions in key industries.

During February and March 2025, the U.S. government-imposed tariffs on the import of its trading partners (some of which were subsequently delayed), which, in some cases, resulted in the adoption of retaliatory tariffs. The U.S. government imposed a 10% tariff on Peru imports. These and other policies of the new administration-including fiscal, regulatory, industrial or foreign policies-could slow U.S. or global economic growth (especially, if they give rise to trade wars), increase inflation, affect interest rates or otherwise increase financial and macroeconomic instability, any of which could adversely affect our business, financial condition and results of operations.

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

Peru’s exports are highly concentrated in the mining industry; copper and gold exports share of total exports was around 50% of all shipments as of December 31, 2024. Peruvian trade responds significantly to fluctuations in metal prices, especially copper. In 2024, Peru’s trade surplus increased to a record of U.S.$23.8 billion from U.S.$17.7 billion in 2023, due to an increase of 12.4% in exports, an increase of 4.5% in imports and positive terms of trade. The average copper price for 2024 was U.S.$4.15 per pound, 4% higher than the average of U.S.$3.85 per pound in 2023, while oil prices fell 1.3% over the same period (to U.S.$76.6 per barrel). In addition to changes in prices, Peru is also vulnerable to fluctuations in foreign demand, especially from China and the United States, Peru’s main trading partners. The European Union is also an important buyer of Peruvian goods, especially of non-traditional ones. Consequently, lower growth than forecasted from these countries would pose risks to Peru’s economic growth as it may impact exports and foreign direct investment.

Decreases in commodity prices may have a negative impact on government finances, and consequently regional and local governments may lower their spending on social programs that primarily benefit rural communities. This may result in decreased support for the central government, which could manifest itself through political unrest. In recent years, several provinces have experienced protests, primarily driven by groups opposing private investments, particularly in mining projects. Lower commodity prices could also affect private investment, consumption, and, consequently, the financial system, leading to, for example, lower credit demand, deteriorating asset quality and currency depreciation.

The market volatility generated by distortions in the international financial markets may affect the Peruvian capital markets and the Peruvian banking system.

The global financial and economic crisis of 2008 and 2009, and more recently, the COVID-19 pandemic and the market turmoil generated by the bank failures in the United States and the emergency sale of Credit Suisse, adversely affected and increased the volatility of the performance of the Lima Stock Exchange. The Lima Stock Exchange was downgraded from an “emerging market” to “frontier market” in September 2020. Similar or other unanticipated events may affect trading activity in the Peruvian capital markets. In recent years, the Lima Stock Exchange has experienced increased participation from local and international retail investors that react rapidly to the effects from international markets. The general index of the Lima Stock Exchange increased by 1.0% in 2022, by 21.7% in 2023 and by 11.56% in 2024. Volatility in the international markets may adversely affect the Peruvian capital markets and could therefore impact our ability to raise funds from local capital markets at a level necessary to fund our operations.

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

Peru is affected by El Niño and La Niña. El Niño is, an oceanic and atmospheric phenomenon that causes a warming of temperatures in the Pacific Ocean, resulting in heavy rains off the coast of Peru and various other effects in other parts of the world. La Niña has the opposite effect of El Niño. The effects of El Niño, which typically occurs every two to seven years, include flooding and the destruction of fish populations and agriculture, and it accordingly can have a negative impact on Peru’s economy. For example, in early 2017, El Niño adversely affected agricultural production, transportation services, tourism and commercial activity, caused widespread damage to infrastructure and displaced people and resulted in a 1.5% drop in GDP growth in 2017 relative to 2016 figures. The Peruvian government estimated that El Niño caused U.S.$2.8 billion in damages in affected regions in the first half of 2017. In particular, El Niño has affected and could in the future affect our loan activity and asset quality, as loan agreements typically allow borrowers to extend payments for a certain amount of time due to El Niño and it could ultimately affect their payment capacity when the extensions run out. Most recently, on March 15, 2022, heavy rainfall led to floods and landslides in the town of Retamas, La Libertad, which caused the destruction of many homes and caused several deaths. In 2023, the phenomenon of El Niño returned and buffeted some sectors of the economy, including the fishing, agricultural and textiles sectors. In 2024, however, the dissipation of El Niño was a favorable development. As of the date of this annual report, there is a surveillance status for coastal El Niño effects. However, we cannot assure you that another destructive El Niño or La Niña will not occur in the future, and it is in fact expected that El Niño and La Niña will continue to affect the country from time to time.

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

Although we have in place insurance policies against damage caused by an earthquake and other natural disasters, accidents and other similar events (including coverage for losses due to resulting business interruption), the occurrence of an earthquake in particular and any other natural disasters in general could adversely affect our results of operations and financial condition and we may be subject to further requirements from the SBS in order to provide temporary measures for the victims of the natural disasters, such as re-scheduling their credit payments. Further, any natural disaster would increase the probability of Interseguro having to pay the corresponding indemnification to customers under insurance policies that Interseguro sold, which would negatively affect its operating margins.

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

In addition, several corruption scandals regarding authorities at municipal, regional and national government levels are also ongoing, and former and current government officials have been detained. Relatedly, Peruvian authorities are currently conducting several high-profile corruption investigations relating to the activities of certain Brazilian companies and their Peruvian partners in the construction and infrastructure sectors, which have resulted in suspension or delay of important infrastructure projects, which were otherwise operational and permitted. Although the international judicial cooperation agreement between Peru and Brazil has been suspended, current and future collaboration agreements between Peruvian authorities and certain companies involved (such as Odebrecht S.A. or Ingenieros Civiles y Contratistas Generales S.A. (ICCGSA)) and/or their former officers may give rise to additional investigations and/or corruption scandals. In recent years, similar corruption scandals have taken place in the majority of Peruvian public institutions, with the involvement of political authorities at municipal, regional and national government levels, and former government officials have been detained. In the first quarter of 2024, the Peruvian prosecutor’s office initiated preliminary investigations against President Dina Boluarte for her alleged irregular possession of a collection of luxury watches and jewelry. In addition, further developments have occurred in relation to criminal judicial procedures against three former Presidents of Peru. Alejandro Toledo Manrique was sentenced (in first instance) to 20 years in prison, while oral trials of Ollanta Humala Tasso and Martin Vizcarra Cornejo have begun.

These investigations have resulted in suspension or delay of infrastructure projects and adversely affected economic growth in Peru.

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

The 2026 general elections in Peru may result in political and electoral uncertainty in Peru.

Peru is scheduled to hold general elections in April 2026 to elect a new President and a new Congress. The outcome of these elections could result in significant changes in the country's political and economic policies. Historically, both pre-electoral and electoral periods in Peru have been marked by heightened political uncertainty and volatility.

In this context, there is an increased risk that Congress may adopt populist measures aimed at gaining public support, which could include unsustainable fiscal policies, regulatory overreach, or other short-term political initiatives. Such actions, combined with broader electoral dynamics, may lead to shifts in regulatory, fiscal, or economic policies that could undermine investor confidence, weaken macroeconomic stability, and negatively impact the overall business environment.

These developments could pose risks to the Peruvian economy and adversely affect the performance of our operations. Additionally, a new administration may pursue policies that are detrimental to the Peruvian economy and/or negatively affect our businesses in general, and our results of operations.

Risks Relating to the Common Shares

There may be a lack of liquidity and market for our common shares.

An active and liquid market for our common shares may not be maintained. Active, liquid trading markets generally result in lower price volatility and respond more efficiently to orders from investors to purchase or sell securities. Liquidity of a securities’ market is often a function of the volume of the underlying shares that are publicly-held by unrelated parties. Our common shares are listed on the Lima Stock Exchange, which is generally a less liquid trading market than the New York Stock Exchange (“NYSE”). Moreover, on March 31, 2023, IFS’ shareholders approved the creation of a share repurchase program for an amount of up to U.S.$100 million of our common shares (the “2023 Repurchase Program”). Thereafter, on March 31, 2025, IFS' shareholders approved a new share repurchase program for an amount of up to U.S.$100 million of our common shares which will begin after the 2023 Repurchase Program exhausts its U.S.$100 million limit or after the 2023 Repurchase Program is terminated by the Board of Directors and is expected to reduce the amount of our common shares available for trading. See "Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers" for details on the share repurchase programs.

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

As of December 31, 2024, our controlling shareholder (Intercorp Peru) owned, directly and indirectly, 72.47% of our outstanding capital stock (including treasury stock). Any disposition by Intercorp Peru of any of our common shares that it beneficially owns or the perception by the market that such actions may occur, would negatively affect the trading price of our common shares.

In addition, Intercorp Peru has and will continue to have the ability to elect a majority of the members of our board of directors and thus determine our business strategies, as well as determine the outcome of actions that require shareholder approval, including the approval of mergers and other extraordinary transactions and the payment of dividends. The controlling shareholder of Intercorp Peru may have interests that differ from those of the holders of our common shares and may take actions that may have an adverse effect to their interests. The concentration of ownership may also delay, prevent or deter a change in control of our company; hence, could deprive our shareholders of an opportunity to receive a premium for their common shares as part of a sale of our company and might ultimately affect the market price of our common shares.

In addition, we and our subsidiaries engage in numerous related party transactions with companies controlled by Intercorp Peru as well as other affiliated companies. Peruvian, Panamanian and Bahamian laws regulate the amount of credit exposure our subsidiaries are permitted to enter into in our related parties’ transactions; notwithstanding, conflicts of interest may arise in the future. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

As a corporation organized under the laws of Panama, our corporate affairs are governed by the laws of Panama. In addition, as our common shares are listed on the Lima Stock Exchange and the majority of our subsidiaries’ operations are in Peru, we follow Panamanian and most Peruvian practices concerning corporate governance and intend to continue to do so. Financial reporting and securities disclosure requirements in Panama and Peru differ in certain significant respects from those required in the United States. There are also material differences among IFRS Accounting Standards, SBS GAAP and U.S. GAAP. Accordingly, the information about us available to holders of our common shares will not be the same as the information available to holders of shares issued by a U.S. company.

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

We could be considered a PFIC for U.S. federal income tax purposes, which could result in adverse U.S. tax consequences for U.S. investors.

Based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, relevant market and shareholder data and our current business plans, we believe that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes with respect to our 2024 and current taxable years, and we do not anticipate becoming a PFIC in the future. Characterization as a PFIC could result in adverse U.S. tax consequences to holders of our common shares if they are U.S. investors. Certain elections may be available to mitigate the consequences if we are treated as a PFIC for U.S. federal income tax purposes. See “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Companies” included elsewhere in this Annual Report on Form 20-F.

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

We are a “foreign private issuer” within the meaning of the NYSE corporate governance standards. Under NYSE rules, a foreign private issuer may elect to comply with the practices of its home country and not comply with certain corporate governance requirements applicable to U.S. companies with securities listed on the exchange. We currently follow certain Panamanian and most Peruvian practices concerning corporate governance and intend to continue to do so. Accordingly, holders of our common shares do not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

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

The trading market for our common shares depends, in part, on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades our common shares or publishes unfavorable research about our business, the price of our common shares would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our common shares could decrease, which could cause the price and trading volume of our common shares to decline.

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

In accordance with Peruvian income tax laws and regulations, in the case of the direct or indirect transfer by a non-Peruvian resident of shares issued by a Peruvian corporation, the Peruvian corporation whose shares were directly or indirectly transacted will be jointly liable with the non-Peruvian transferor for any unpaid capital gain tax obligations (plus accrued interest and penalties) arising from such sale/purchase, if during any of the 12 months preceding the transaction, inter alia, (i) the non-Peruvian transferor held an indirect or direct interest of more than 10% in the equity of the Peruvian corporation that issued the shares being directly or indirectly transferred, (ii) the non-Peruvian transferor and the Peruvian corporation that issued the shares being transferred consolidate financial statements, (iii) the non-Peruvian transferor and Peruvian corporation have had common directors / managers / or administrators that have power of decision in the financial, operational or commercial agreements, or (iv) the non-Peruvian transferor has dominant influence on the decisions of the administrative bodies of the Peruvian corporation, or vice versa. If such a transfer were to occur and the resulting Peruvian capital gains tax were not paid by the transferor, it could have a material adverse effect on our business, financial condition or results of operations.

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

We are the majority owner and controlling shareholder of our subsidiaries, Interbank, Interseguro, Inteligo -which comprise our banking, insurance and wealth management segments- and Izipay, our payment services subsidiary. We are responsible for coordinating, supervising and establishing their strategy and management policies. In 2007, we conducted an initial public offering of our common shares publicly in Peru and privately outside of Peru. Our parent company is Intercorp Peru, a holding company for a group of companies operating mainly in Peru under the name “Intercorp”. Intercorp Peru’s main subsidiaries include our company and Intercorp Retail. Intercorp Retail acts as a holding company for the retail and real estate operations of Intercorp Peru in Peru. As of December 31, 2024, Intercorp Peru owned, directly and indirectly, 72.47% of IFS’ capital stock (including treasury stock).

Interbank is an open-stock corporation (sociedad anónima abierta). Interbank was incorporated in Lima, Peru in 1897 and formerly conducted business under the names “Banco Internacional del Perú S.A.” and “Interbank”. In August 1994, as part of the government’s privatization efforts, 91% of Interbank’s share capital was acquired by Corporación Interbank, which subsequently transferred its holdings in Interbank to Intercorp Peru, a limited liability company organized under the laws of the Commonwealth of The Bahamas. After Interbank’s acquisition by Intercorp Peru in 1994, Interbank began conducting business under the name

“Interbank” as part of a rebranding and modernization effort, and has become a leading universal bank in Peru. As of December 31, 2024, IFS held 99.31% of the capital stock of Interbank.

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

In July 2019 we, together with Interbank, Intercorp Peru and a non-related shareholder conducted an SEC-registered initial public offering as a result of which IFS sold 1,150,000 newly-issued common shares and 2,418,754 treasury common shares (including shares sold by Interbank), Intercorp Peru sold 2,531,246 common shares and the non-related shareholder sold 3,000,000 common shares. In addition, the underwriters partially exercised their option to purchase 1,350,000 additional shares, which resulted in the purchase of 1,186,841 newly-issued common shares.

While Interbank has owned 50% of PMP and its subsidiary Izipay for more than a decade, in April 2022, we acquired the remaining 50% ownership interest of PMP and its subsidiary Izipay, consolidating such subsidiaries into our corporate group and consolidating our payments ecosystem.

Since 2008, we have delivered returns for our shareholders supported by a strong bottom-line generation. In 2022, we paid U.S.$202.0 million in dividends based on 2021 results. In 2023, we paid U.S.$136.2 million in dividends based on 2022 results. In April 2024, we paid U.S.$115.4 million in dividends based on 2023 results. In 2025, we intend to pay U.S.$115 million in dividends based on 2024 results. In addition, our market capitalization has increased from U.S.$1.2 billion in 2007 to U.S.$3.4 billion as of December 31, 2024, based on a price of U.S.$29.34 per share, as reported by the NYSE on the same date.

On March 31, 2023, IFS’ shareholders approved the creation of the 2023 Repurchase Program, and on March 31, 2025, a new program was approved for up to U.S.$100 million of our common shares, which will begin after the 2023 Repurchase Program exhausts its U.S.$100 million limit or after the 2023 Repurchase Program is terminated by the Board of Directors. For details on the repurchases, see “Item 16E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

We also continue to make significant digital and physical infrastructure capital expenditure investments in our different segments. For a description of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures Program”.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The materials included in this Annual Report on Form 20-F may be downloaded at the SEC’s website: http://www.sec.gov. Any filings we make are also available to the public over the Internet at the SEC’s website and at our website at https://www.ifs.com.pe. (This URL and other URLs in this Annual Report on Form 20-F are intended to be inactive textual references only. None are intended to be active hyperlinks to websites. Any information which might be accessible through a hyperlink referenced from any URL referenced in this report, is not and shall not be deemed to be incorporated into this Annual Report on Form 20-F).

Recent Developments

On March 31, 2025, IFS held its Annual Shareholders Meeting, and, among others, the following matters were approved:

•
A new share repurchase program for an amount of up to U.S.$100 million of our common shares, which will begin after the 2023 Repurchase Program exhausts its U.S.$100 million limit or after the 2023 Repurchase Program is terminated by the Board of Directors. For details on the repurchases, see “Item 16E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers;”
•
The 2025 dividend policy, mandating the distribution to shareholders of a minimum 20% of the net profits of the Company;
•
The new board of directors of the Company comprised of the members below:
o
Mr. Carlos Rodríguez-Pastor Pesivale, as President (re-elected);
o
Mr. Fernando Martín Zavala Lombardi (re-elected);
o
Mrs. Lucía Cayetana Aljovín Gazzani (re-elected);
o
Mr. Hugo Antonio Santa María Guzmán (re-elected);
o
Mr. Felipe Morris Guerinoni (re-elected);
o
Mr. Guillermo Martínez Barros (re-elected); and
o
Mr. Alejandro Christian Sandoval Zavala.

For information on the members of the board of directors, see “Item 6. Directors, Senior Management and Employees.”

B.
Business Overview

Overview

IFS is a leading provider of banking, insurance, wealth management services and payments for retail customers and commercial clients in Peru. Our purpose is centered around building financial well-being together. We are committed to (i) becoming the leading digital financial platform, with a clear strategic focus on key businesses such consumer financing, wealth management and life insurance; (ii) placing the customer at the center of our decisions, offering a comprehensive suite of services backed by a superior digital experience and analytics as our competitive advantages; and (iii) fostering a unified approach, leveraging the best talent, innovation and a collaborative mindset. We manage our business in three segments, banking, insurance and wealth management, which complement each other and represent diversified sources of revenue. Our banking segment operates through our subsidiary Interbank, which is the second largest provider of consumer loans in Peru, according to the SBS. Interbank provides retail banking and commercial banking products, and services to individuals, large companies, and small and medium enterprises. Complementing our banking segment, our subsidiary Izipay also contributes by generating an end-to-end digital ecosystem of financial services and technology solutions, enabling consumers, individuals entrepreneurs, micro-mercants, and small and medium-sized enterprises (SMEs) in Peru to make and process payments in a safe seamless, digital, mobile-first, and affordable manner. Our insurance segment operates through our subsidiary Interseguro, which is the leading provider of annuities in Peru by premiums and one of the leading life insurance companies in the country according to the SBS. Interseguro provides a wide range of retirement, savings, life, unemployment and other insurance products to retail customers. Finally, our wealth management segment operates mainly through our subsidiaries Inteligo Bank, Inteligo SAB and Interfondos, which together provide wealth management, private banking, financing, brokerage, advisory and other investment services mainly to high-net-worth individuals.

As of December 31, 2024, Interbank’s digital platform and distribution network provide to its 5.6 million customers, as well a potential market of more than 34.4 million Peruvians (total population of Peru), including an employed population of 18 million and 3.4 million businesses, with access to its products and services and a distinctive and convenient customer experience.

Our key strategic priority is to achieve digital excellence for our customers by providing them with a world-class, flexible and secure digital platform. We believe our digital transformation is vital to our continued growth and profitability, and for this reason we have been investing in developing the capabilities necessary to offer digital products and services to our customers. As of December 31, 2024, 81.9% of a total 3.6 million monthly active retail customers are digital customers (customers who do not use our branches)—that is 2.9 million retail customers. We have also streamlined our physical presence by reducing the number of branches by approximately 48% since its peak in 2016, focusing on educating our customers in the use of our digital platform. We have substantially increased migration of low-value-added transactions to more efficient digital channels, and we have increased sales of products to existing customers, as well as increased new customer acquisition of which 51.9% are being acquired digitally or “born-digitally” as of December 31, 2024.

The following table shows the evolution of our reported net profit, dividends, ROE and ROA and our adjusted net profit, adjusted ROE and adjusted ROA (if any), from 2022 through 2024:

		For the year ended December 31,
	2024	2024	2023	2022
	(U.S. $ in millions)(3)	(S/ in millions)
Net profit	347.4	1,307.5	1,079.3	1,678.1
Adjusted net profit(1)	—	—	—	1,455.6
Dividends declared for the year(2)	115.4	420.1	427.4	511.8
ROE	—	12.6%	11.3%	19.1%
Adjusted ROE(1)	—	—	—	16.7%
ROA	—	1.4%	1.2%	1.9%
Adjusted ROA(1)	—	—	—	1.7%

(1)
Adjusted net profit, adjusted ROA and adjusted ROE for the year ended December 31, 2022 exclude other income of S/222.5 million from the fair value adjustment of the 50% ownership interest held by Interbank in Izipay before the acquisition of the remaining 50% equity interest in Izipay in April 2022 (See Note 1(b) to our Audited Annual Consolidated Financial Statements). Adjusted net profit, adjusted ROA and adjusted ROE are non-GAAP financial measures and should not be considered in isolation or as a substitute for net profit, ROA or ROE, or other performance measures. See “Presentation of Financial Information—Non-GAAP financial measures” and “Item 4. Information on the Company—Business Overview—Non-GAAP Financial Measures.” We did not adjust net profit, ROA or ROE for the years ended December 31, 2024 and 2023, respectively.
(2)
Dividends are declared and paid in U.S. dollars. Except for declaration and payment of extraordinary dividends, dividends declared for fiscal year 2024 are expected to be paid in May 2025, dividends declared in 2023 and 2022 were paid in 2024 and 2023, respectively; and amounted to U.S.$115.4 million and U.S.$136.2 million, respectively. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends and dividends policy”.
(3)
Amounts stated in U.S. dollars as of and for the year ended December 31, 2024 have been translated from soles at the exchange rate of S/3.764 = U.S.$1.00.

As of December 31, 2024, we had total assets of S/95.5 billion (approximately U.S.$25.4 billion), total gross loans of S/51.0 billion (approximately U.S.$13.5 billion), total deposits and obligations of S/53.8 billion (approximately U.S.$14.3 billion) and shareholders’ equity of S/11.0 billion (approximately U.S.$2.9 billion).

For the year ended December 31, 2024, our consolidated net profit was S/1,307.5 million as compared to S/1,079.3 million in 2023. Net profit improved in 2024 mainly due to a decrease of S/261.6 million in impairment loss on loans, a S/233.8 million increase in other income, and a S/112.1 million decrease in interest and similar expenses. These effects were partially offset by a S/150.0 million increase in other expenses, a S/38.8 million increase in income tax, and a reduction of S/35.5 million in fee income from financial services.

During the second quarter of 2024, we changed the reporting structure of IFS’s operating segments compared with that presented in our annual report on Form 20-F for the year ended December 31, 2023 (the “2023 Form 20-F”), mainly as a consequence of the elimination of the payments segment, as its revenues and income do not meet the thresholds established by IFRS 8 "Operating Segments", as those represent less than 10% of IFS consolidated results. Therefore, since the second quarter of 2024, the results of the businesses that previously comprised the payments segment ceased being reported separately to the board and Izipay was reclassified under “Holding, Other Subsidiaries and Eliminations”. In order to make the information as of and for the years ended December 31, 2023 and 2022 comparable with the information as of and for the year ended December 31, 2024, as required by IFRS 8 “Information by business segments”, figures as of and for the years ended December 31, 2023 and 2022 were recast in conformity with the new operating segment reporting structure. See Note 27 of our Audited Annual Consolidated Financial Statements.

We operate the following three business segments: banking, insurance and wealth management. In addition, “Holding, Other Subsidiaries and Eliminations” includes those items that have not been allocated to an operating segment. It includes Izipay, among others.

Banking

Interbank is the second largest provider of consumer loans (retail loans other than mortgages) in Peru with a 21.0% market share in terms of total gross consumer loans outstanding as of December 31, 2024, according to the SBS. Interbank is the largest provider (among non-government owned banks) of payroll deduction loans to public sector employees with a 21.2% market share as of December 31, 2024, according to the SBS. Additionally, it is the second largest bank in Peru in terms of total consumer loans, the third in total deposit and loans to mid-sized companies, and the fourth in terms of outstanding retail mortgages, commercial lending and total assets, according to the SBS. Interbank has built one of the most convenient and extensive retail banking distribution networks in Peru including: online banking, mobile applications, 149 financial stores, 1,750 ATMs and 7,501 correspondent agents (including its external network of agents), as of December 31, 2024. Moreover, we believe Interbank has developed state-of-the-art and user-friendly digital platforms to better serve its client’s needs.

As of and for the year ended December 31, 2024, Interbank represented 77.0% of our total assets.

For the 2024 fiscal year, Interbank declared a dividend of S/420.2 million (or, approximately U.S.$111.6 million) of which S/417.3 million (or, approximately U.S.$110.9 million) are expected to be paid to IFS, which represents 65.6% of total dividends to be received by IFS.

With a focus on maintaining a balanced portfolio, Interbank has a higher percentage of retail loans, which account for 52.5% of its total loan portfolio, compared to the banking system of 39.4% as of December 31, 2024.

Interbank’s CAGR in gross loans, and deposits and obligations between 2020 and 2024 was 1.9% and 3.5%, respectively. For the year ended December 31, 2024, Interbank reported a profit of S/1,007.4 million attributed to a decrease of S/262.1 million in impairment loss on loans, net of recoveries, and increases of S/40.2 million in net interest and similar income and of S/18.7 million in other income. These effects where partially offset by an increase of S/107.1 million in other expenses, and S/48.7 million in income tax, and a decrease of S/21.5 million in fee income from financial services, net. For the year ended December 31, 2024, Interbank’s ROE was 12.2%.

Izipay, acquired by us in 2022, serves to complement our three operating segments, but specially our banking segment. Izipay is a payments company and provider of products and services related to payments acquirer, a correspondent bank and a credit cards processor. Moreover, it provides financial services and technology solutions that enable consumers, individual entrepreneurs, micro-merchants, SMEs, in Peru, to make and/or process payments in a safe, seamless, digital, mobile first and affordable manner. Izipay’s technology solutions allow it to (i) be a full acquirer company, with a complete set of payment solutions through Point-of-Sale (“POS”) devices and e-commerce, (ii) provide a digital platform with proprietary solutions for business management such as self-check-out, split payments, product and inventory management, business reports, anti-fraud system and CRM, among others.

Insurance

Interseguro is the leading provider of annuities (excluding private annuities) in Peru, with a 30.5% market share as measured by total premiums collected during 2024, according to the SBS, and is one of the leading life insurance companies in Peru. Also, Interseguro offers private annuities as well as low premium retail insurance products, including credit life, mandatory traffic accident insurance (“SOAT”), car insurance and credit card protection insurance, through a comprehensive multi-channel distribution platform which includes Interseguro’s sales force, which is a key component of Interseguro’s sales. Interseguro also distributes through Interbank, brokers and its own digital channels.

According to the SBS, in 2024, Interseguro was the largest insurance company measured by long term reserves, driven both by organic growth and the acquisition of Seguros Sura in November 2017, which both improved its ROE and doubled its asset size.

As of and for the year ended December 31, 2024, Interseguro represented 16.9% of our total assets.

For the 2024 fiscal year, Interseguro declared a dividend of S/125.0 million (or, approximately U.S.$33.2 million), which represents 19.6% of total dividends to be received by IFS. For the year ended December 31, 2024, Interseguro’s net profit was S/376.3 million under SBS GAAP and its ROE was 41.6%.

Wealth management

Inteligo is a provider of wealth management services, which includes banking, financing, brokerage and investing activities for high-net-worth individuals through three operating subsidiaries: Inteligo Bank, Inteligo SAB (brokerage) and Interfondos (mutual funds).

As of and for the year ended December 31, 2024, Inteligo represented 4.5% of our total assets.

For the 2024 fiscal year, our subsidiaries in the wealth management segment declared a combined dividend of U.S.$25.0 million, which represents 14.8% of total dividends to be received by IFS.

Inteligo’s CAGR in assets under management was 7.0% between 2020 and 2024. In addition, for the year ended December 31, 2024, Inteligo’s net profit was S/137.3 million and ROE was 14.2%.

The following tables provide certain financial and other information about our three business segments for the period indicated.

	As of and for the year ended December 31, 2024
	Assets		Equity		Net Profit/(Loss)
	(S/ in millions)%		(S/ in millions)%		(S/ in millions)%
Banking	73,500.2	77.0%	8,872.9	80.8%	1,007.4	77.0%
Insurance	16,175.9	16.9%	557.6	5.1%	201.9	15.4%
Wealth management	4,316.0	4.5%	1,044.1	9.5%	137.3	10.5%
Holding, other subsidiaries and eliminations(1)	1,511.7	1.6%	503.9	4.6%	(39.1)	(3.0%)
Total	95,503.8	100.0%	10,978.6	100.0%	1,307.5	100.0%

(1)
Holding and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

	As of and for the year ended December 31, 2024
	(S/ in millions)
	Net Profit/ (Loss)	Average total assets	ROA	Average total equity	ROE
Banking	1,007.4	71,854.9	1.4%	8,263.6	12.2%
Insurance	201.9	15,713.5	1.3%	485.0	41.6%
Wealth management	137.3	4,334.3	3.2%	966.1	14.2%
Holding, other subsidiaries and eliminations(1)	(39.1)	1,524.9	—	688.1	—
Total	1,307.5	93,427.6	1.4%	10,402.8	12.6%

(1)
Holding and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

The following table provides relevant information about dividends declared by each of our subsidiaries:

	SBS GAAP						IFRS
	Interbank			Interseguro			Inteligo Bank
	For the year ended December 31,
	2024	2023	2022	2024	2023	2022	2024	2023	2022
	(S/ in millions)						(U.S.$ in millions)
Net profit for the period(1)	933.7	900.5	1,171.7	376.3	315.1	202.8	31.3	7.6	(35.4)
Dividends declared(2)	420.2	405.2	585.8	125.0	150.0	100.0	21.9	7.5	—
Payout ratio	45.0%	45.0%	50.0%	33.2%	47.6%	49.3%	70.0%	98.7%	—

(1)
For Interbank and Interseguro this information is calculated using SBS GAAP. This table is presented in this manner because Interbank and Interseguro pay dividends to us based on SBS GAAP and Inteligo pays dividends to us on the basis of IFRS Accounting Standards. The information is derived from stand-alone information from each entity.
(2)
Represents dividends for the fiscal year which are declared and paid in the following year.

The following tables provide certain financial and other information about our consolidated business:

	As of and for the year ended December 31,
	2024	2024	2023	2022
	(U.S.$ in millions)(1) (2)	(S/ in millions)(2)
Financial Position and Income Statement Items
Total assets	25,372.9	95,503.8	89,624.8	87,482.1
Total gross loans	13,394.1	50,415.4	48,249.2	47,025.4
Total deposits and obligations	14,284.8	53,768.0	49,188.2	48,530.7
Total equity, net	2,916.7	10,978.6	10,008.1	9,426.2
Net profit (attributable to IFS’ shareholders)	345.4	1,300.1	1,072.7	1,668.0
Other Information
Adjusted net profit (attributable to IFS’ shareholders)(3)	—	—	—	1,455.6

	As of and for the year ended December 31,
	2024	2023	2022
Profitability Ratios
Net interest margin(4)	5.1%	5.3%	5.0%
Risk adjusted NIM(5)	2.9%	3.0%	4.0%
Efficiency ratio(6)	35.8%	36.2%	34.6%
ROA	1.4%	1.2%	1.9%
Adjusted ROA(3)	—	—	1.7%
ROE	12.6%	11.3%	19.1%
Adjusted ROE(3)	—	—	16.7%

	2024	2023	2022
Asset Quality and Capitalization
Past-due-loans as a % of total gross loans(7)	2.6%	3.4%	3.0%
Cost of risk(8)	3.5%	4.1%	1.8%
Core equity Tier 1 ratio of Interbank(9)	12.3%	11.8%	12.0%

	As of and for the year ended December 31,
	2024	2023	2022
Distribution Network and Customers
Financial stores	149.0	153.0	164.0
ATMs	1,750.0	1,666.0	1,554.0
Correspondent agents (includes external network)	7,501.0	7,163.0	5,672.0
Number of digital customers(10)	2,916,486.0	2,498,568.0	2,175,532.0
Percentage of digital users(10)(11)	81.9%	75.3%	70.9%

(1)
Amounts stated in U.S. dollars as of and for the year ended December 31, 2024 have been translated from soles at the exchange rate of S/3.764 = U.S.$1.00.
(2)
Except for percentages and ratios and distribution and customer data.
(3)
Adjusted net profit, adjusted ROA and adjusted ROE for the year ended December 31, 2022 exclude other income of S/222.5 million from the fair value adjustment of the 50% ownership interest held by Interbank in Izipay before the acquisition of the remaining 50% equity interest in Izipay in April 2022 (See Note (b) to our Audited Annual Consolidated Financial Statements). Adjusted net profit, adjusted ROE and adjusted ROA are non-GAAP financial measures and should not be considered in isolation or as a substitute for net profit, ROE or ROA, or other performance measures. See “Presentation of Financial Information—Non-GAAP financial measures” and “Item 4. Information on the Company—Business Overview—Non-GAAP Financial Measures.” We did not adjust net profit, ROA or ROE for the years ended December 31, 2024 and 2023, respectively.
(4)
Net interest margin is defined as (x) net interest and similar income divided by (y) average interest-earning assets. See “Item 4. Information on the Company—Selected Statistical Information.”
(5)
Risk adjusted net interest margin is defined as net interest margin after impairment loss on loans, net of recoveries.
(6)
Efficiency ratio for years 2024, 2023 and 2022 is calculated by dividing (x) salaries and employee benefits plus administrative expenses plus depreciation and amortization by (y) net interest and similar income plus net fee income from financial services plus other income plus insurance income.
(7)
At end of period. See “Presentation of Financial Information—Loan Portfolio Data”.
(8)
Cost of risk is defined as impairment loss on loans, net of recoveries divided by average gross loans.
(9)
Calculated for Interbank only pursuant to SBS regulations.
(10)
In the month of December for each full year.
(11)
Percentage of digital users over total clients that interact with Interbank.

Non-GAAP Financial Measures

In this Annual Report on Form 20-F, we use adjusted net profit, adjusted ROE and adjusted ROA. These measures are not calculated in accordance with IFRS Accounting Standards and we collectively refer to these as non-GAAP financial measures. For more information, see “Presentation of Financial Information—Non-GAAP Financial Measures”.

The table below presents adjusted net profit, adjusted ROE and adjusted ROA on a consolidated basis and for each of our three business segments, if any, as of and for the year ended December 31, 2022. We did not adjust net profit, ROA or ROE for the years ended December 31, 2024 and 2023.

	As of December 31, 2022
	Net profit	Adjustment(1)	Adjusted Net Profit	Average total assets	ROA	Adjusted ROA	Average total equity	ROE	Adjusted average total equity	Adjusted ROE
Banking	1,374.1	—	1,374.1	67,172.4	2.0%	2.0%	6,937.6	19.8%	6,937.6	19.8%
Insurance	255.5	—	255.5	14,219.9	1.8%	1.8%	276.4	92.4%	276.4	92.4%
Wealth Management	(141.4)	—	(141.4)	5,275.1	(2.7%)	(2.7%)	1,037.5	(13.6%)	1,037.5	(13.6%)
Holding, other subsidiaries and eliminations	189.9	(222.5)	(32.6)	783.0	—	—	521.4	—	521.4	—
Total	1,678.1	(222.5)	1,455.6	87,450.3	1.9%	1.7%	8,772.8	19.1%	8,772.8	16.7%

(1)
Adjusted net profit of the holding, other subsidiaries and elimination segment, for the year ended December 31, 2022, is calculated excluding other income of S/222.5 million from the fair value adjustment of the 50% ownership interest held by Interbank in Izipay before the acquisition of the remaining 50% equity interest in Izipay in April 2022 (See Note 1(b) to our Audited Annual Consolidated Financial Statements). Adjusted net profit is a non-GAAP financial measure and should not be considered in isolation or as a substitute for net profit, or other performance measures. See “Presentation of Financial Information – Non-GAAP financial measures.”

The following table reflects the reconciliation, if any, of adjusted net profit, adjusted ROE and adjusted ROA on a consolidated basis as of and for the year ended December 31, 2024, 2023 and 2022.

	For the year ended December 31,
	2024	2023	2022
	(S/ in millions)
Net profit (A)	1,307.5	1,079.3	1,678.1
Gain on the fair value adjustment on the previously held ownership by Interbank in Izipay prior to acquiring control(1) (B)	—	—	(222.5)
Adjusted net profit (D) = (A) + (B)	—	—	1,455.6
Average total equity (E)	10,402.8	9,533.4	8,772.8
ROE (A) / (E)	12.6%	11.3%	19.1%
Adjusted average total equity (F)	—	—	8,728.3
Adjusted ROE (D) / (F)	—	—	16.7%
Average total assets (G)	93,427.6	88,562.9	87,450.3
ROA (A) / (G)	1.4%	1.2%	1.9%
Adjusted ROA (D) / (G)	—	—	1.7%

(1)
Management believes to be non-operating and/or non-recurring in nature.

Market Opportunity

We believe that the potential growth of the Peruvian economy, the increase in private investment, the expanding middle class, the growth of private wealth creation in Peru, the low penetration of financial services and the well-capitalized and profitable Peruvian financial system offer significant opportunities to accelerate digital adoption and growth in deposits and loans, enabling us to efficiently acquire and serve more clients, while providing distinctive and convenient customer service and greater access and inclusion to financial services to previously underserved Peruvians.

Solid macroeconomic fundamentals

In 2022, Peru’s GDP increased 2.7% (compared to growth rates of 7.3% in Colombia, 2.4% in Chile, 3.9% in Mexico, 2.9% in Brazil, 2.2% in Ecuador, 4.9% in Uruguay, 0.1% in Paraguay, 3.5% in Bolivia and 5.0% in Argentina). For the year ended December 31, 2023, Peru’s GDP contracted by 0.6% (compared to growth rates of 0.6% in Colombia, 2.9% in Brazil, and 3.2% in Mexico). In 2024, Peru’s GDP increased 3.3% (compared to growth rates of 1.7% in Colombia, 2.5% in Chile, 1.5% in Mexico, 3.8% in Brazil, 0.3% in Ecuador, 3.2% in Uruguay, 4.3% in Paraguay, 2.1% in Bolivia and (1.8%) in Argentina).

The Peruvian government’s prudent management of the economy, conservative fiscal policy, coupled with the Central Reserve Bank of Peru’s cautious management of inflation and international reserves have contributed to economic development, increased internal consumption and strong macroeconomic fundamentals, including low levels of public debt, low inflation, a controlled fiscal deficit and high levels of international reserves. However, 2023 was a challenging year marked by sustained high inflation, low economic growth, and disruptions due to weather and political factors, resulting in a GDP contraction of 0.6%. 2024 was a year of recovery, with GDP growing by 3.3% due to a recovery in various sectors and improved drivers of private investment and consumption. In its most recent forecast as of March 31, 2025, the BCRP has estimated for Peru a real GDP growth of 3.2% for 2025, as compared to the 3.3% increase registered in 2024 due to dynamism of investments and consumption.

Peru’s strong track record of macroeconomic policy credibility, consistency and ability to adapt to changes helped it to achieve investment grade ratings of Baa1 by Moody’s Investor Service (“Moody’s”), BBB by Fitch Ratings Ltd. (“Fitch”) and BBB by Standard & Poor’s Rating Services (“S&P”) as of December 31, 2022. In December 2022 and January 2023, S&P, Fitch and Moody’s changed Peru’s credit outlook to negative from stable due to higher political risk. In April 2024, S&P downgraded Peru’s credit rating from BBB to BBB-. However, in April, September, and November 2024, S&P, Moody’s, and Fitch, respectively, changed Peru’s credit outlook back to stable.

Evolution of the middle class and affluent population

The core of our customer base is Peru’s middle class and affluent population. According to statistics published by each INEI and the World Bank over the years, since 2010, poverty rate in Peru has decreased, with spikes in certain years. For example, in 2023, the poverty rate increased to 29.0%, attributed to economic slowdown, reaching similar levels to 2010 (30.8%) after a historical low of 20.2% in 2019. In terms of the GDP per capita, it was U.S.$7,906.6 and U.S.$8,470.1 for 2023 and 2024 respectively, and in both cases higher than the one reported for the previous year. For 2024, Peru had a total population of 34.0 million, and according to the Peruvian Association of Market Research Companies (Asociación Peruana de Empresas de Investigación de Mercados - APEIM), Peru’s middle and upper socioeconomic segments (segments A, B and C) have significantly expanded and represented 37.7% of the population in 2024 compared to 34.4% in 2013. We believe that a growing middle class and affluent population creates a greater need for financial services, particularly for increasingly sophisticated banking. The growth of these socioeconomic segments can support growth and profitability across our business.

Low financial services penetration

We believe that growth potential in Peru’s financial services sector continues to be significant. Despite the sustained recent growth of 1.9% CAGR in total gross loans between 2020 and 2024, banking penetration in Peru, measured as the ratio of loans-to-GDP, was 32.4% as of December 31, 2024, according to the SBS and the Central Reserve Bank of Peru. This represents a decline over the 35.0% registered as of December 31, 2023 and is mainly explained by an increase in the GDP, while gross loans of the system remained stable. Similarly, according to industry sources, insurance penetration in Peru, measured as the ratio of premiums-to-GDP as of December 31, 2024, is estimated to be 2.1%, which is lower than the average ratio of 3.1% for the group of peer countries in Latin America and Chile.

Well-capitalized financial system

As a result of sound regulation and prudent management, the Peruvian financial system is well-capitalized, according to figures published by the SBS. Gross loans in the Peruvian banking system (measured in soles) have grown at a CAGR of 1.9% between December 31, 2020 and December 31, 2024, while the system’s asset quality has remained within healthy levels with a ratio of past-due loans as a percentage of total gross loans of 3.8% and a ratio of impairment provisions for loans as a percentage of past-due loans of 3.7% as of December 31, 2024, according to the SBS. Capitalization of the Peruvian banking system has consistently been well above regulatory requirements with a total capital ratio of 17.3% as of December 31, 2024, according to the SBS. Interbank’s capitalization ratio was 12.3% and Interseguro’s regulatory solvency ratio was 125.2%, according to the SBS as of December 31, 2024. Furthermore, Peru’s banking industry has been historically profitable, with a 15.3% ROE for the year ended December 31, 2024.

Development of new technologies on expanding financial services

The ongoing digital revolution presents a significant opportunity to enhance productivity and financial inclusion through the adoption of advanced technologies. As outlined by the International Monetary Fund (IMF), Peru has made strides in embracing digital technologies. These advancements include expanding access to internet services, improving the digital payment ecosystem, and enhancing the use of artificial intelligence (AI) in various industries. These recent technological developments are transforming the financial landscape, providing Peruvian banks with significant opportunities to innovate and expand. Banks can now leverage big data, cloud computing, and artificial intelligence to offer personalized and efficient financial services, tailored to individual customer needs.

This digital shift enables banks to streamline their operations, reduce costs, and provide faster, more convenient services, such as 24/7 customer support, rapid loan approvals, and contextual banking solutions.

Furthermore, the adoption of AI and automation can improve operational efficiency, allowing banks to enhance credit risk assessment and fraud detection capabilities. As financial inclusion grows through digital wallets and other innovations, banks can reach previously underserved populations, expanding their market reach across geographic and income segments. This trend is poised to support formalization of the economy, as more individuals gain access to formal financial services, providing banks with an unprecedented opportunity to grow their customer base and offer a broader range of financial products and services.

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

Leading financial services provider focused on key businesses

We target profitable businesses in Peru. We have highly recognized and trusted brands in each of our segments (Interbank in banking, Interseguro in insurance and Inteligo in wealth management), complemented by Izipay's brand as a payments services provider. Within our banking segment, Interbank focuses on having a balanced portfolio, with 52.5% of its loan portfolio constituting retail loans, compared to 39.4% for the Peruvian banking system, as of December 31, 2024, according to the SBS. Interbank is the second largest provider of consumer loans among banks in Peru, with a 21.0% market share as measured by gross consumer loans as of December 31, 2024, compared with 26.0% for BCP, 14.2% for Scotiabank and 18.4% for BBVA. Interbank is also the largest privately-owned bank provider of payroll deduction loans to public sector employees, with a 21.2% market share by payroll deduction loans, in each case as of December 31, 2024. Additionally, it is the third largest bank in loans to mid-sized companies, with an 11% market share as of the same date.

Interbank has significantly reduced the cost of risk of its retail banking products in the last year. We believe this reduction allows Interbank to take advantage of market opportunities for growth at reasonable risk and with high profit margins. Interbank has a balanced consumer loan portfolio where two of our most profitable products are credit cards and personal loans. Additionally, we carry payroll deduction loans, which traditionally have low non-performing loan ratios. Historically, Interbank has observed low delinquency rates on its payroll deduction loans, which reduces its consumer loans portfolio’s overall credit risk exposure.

Interbank’s commercial banking business serves a range of clients spanning large corporates, mid-corporates and small-sized and medium-sized enterprises (“SMEs”). Interbank continues to focus on increasing its market share in mid-corporates and SMEs while maintaining its large corporate business with a profit-oriented approach. We believe that these segments can provide additional growth opportunities in the coming years. Moreover, Interbank’s overall commercial loan portfolio provides us with a lower risk component that balances its total loan portfolio.

Complementing our strategy, we believe Izipay is built on a strong foundation designed to boost our payments ecosystem and differentiate us from our competitors. We believe that our competitive strengths include (i) our payments platform connecting merchants and consumers enables Izipay to offer unique end-to-end product experiences while gaining valuable insights into how customers use our platform as well as providing for digital and POS transactions while being both technology and platform agnostic; (ii) our national scale which helps us to drive organic growth; and (iii) the building and strengthening of the brand Izipay. During the year ended December 31, 2024, Izipay processed S/65.3 billion in monetary transactions

We believe that Interseguro provides us with a fast-growing and profitable business. In our insurance segment, Interseguro is the leading provider of annuities in Peru, with a market share of total annuities (excluding private annuities) of 30.5% as measured by premiums collected for the year ended December 31, 2024, according to the SBS. We focus on the middle class and affluent population in Peru, a segment we believe is substantially underpenetrated in insurance services. During April 2016, the Peruvian Congress enacted a law that allowed retirees to withdraw up to 95.5% of their accumulated capital in cash in their mandatory pension account upon retirement, resulting in a significant reduction of retirement annuities sold by Peruvian insurance companies, including Interseguro. In this context, to keep its position as a leading provider in annuities, in 2016, Interseguro launched its private annuities product which allows retirees to receive a fixed income either for life or a fixed period. As of the date of this Annual Report on Form 20-F, most of the customers of private annuities and their funds originate from retirees who choose to buy a product from an insurance company rather than from a private pension fund. Interseguro is also a leading provider of life insurance, and we believe this market provides an additional opportunity for growth. Finally, the company’s digital channels are taking a leading role inside the company’s structure.

Within our wealth management segment, we believe Inteligo is well positioned to capture an increasing share of the number of high-net-worth clients. Inteligo’s CAGR in assets under management was 8.5% between December 31, 2019 and December 31, 2024. We believe that both Inteligo’s position as a provider of tailored wealth management services and its ability to provide its customers with both local and international investment products may help increase its share of wallet among high-net-worth individuals, while delivering high levels of growth and profitability.

Track record of sustained growth supported by our strong and growing market share and high profitability

Our strong track record of growth is supported by our increased market share, improvements in efficiency, and high profitability across our business segments. At Interbank, we have gained significant market share over time. Our market share in total gross loans has increased from 9.4% in 2007 to 13.9% in 2024, while our market share in total deposits has grown from 9.3% in 2007 to 13.9% in 2024. Interbank has a higher exposure to retail banking because it believes that it presents significant growth opportunities and higher profitability, however, Interbank is also interested in having a balanced portfolio, therefore increasing its commercial banking loans. In retail banking, Interbank’s outstanding retail loans, including consumer and mortgage loans, decreased 2.2% between December 31, 2023 and December 31, 2024, as compared to the 1.0% increase registered for the Peruvian banking system, according to the SBS, as the focus in 2024 was mainly in lower-risk segments. In commercial banking, Interbank’s outstanding commercial loans increased 12.8% between December 2023 and December 2024, as compared to the 0.4% decrease registered for the Peruvian banking system, according to the SBS. Interbank’s market share was 21.0% in consumer loans in December 2024, the second largest in the market. In the same period, Interbank has held a strong position across retail products, with market share of 19.1% and 18.5% of total retail loans in Peru as of December 31, 2023 and December 31, 2024, respectively, according to the SBS. With respect to mortgage loans in Peru, Interbank’s market share increased from 15.5% as of December 31, 2023 to 15.9% as of December 31, 2024, according to the SBS. Interbank’s annualized ROE for the year ended December 31, 2024 was 12.2% and its annualized ROA for the year ended December 31, 2024 was 1.4% below the banking system.

We believe that Interbank’s growing market share and strong profitability throughout economic cycles result from its resilient business model. From 2019 to 2023, Interbank maintained an average annual return on equity (ROE) of 14.6% (and, excluding the year 2020, which was impacted by the COVID-19 pandemic, the average ROE would be 18.3%) and an average annual return on assets (ROA) of 1.5%. As of December 31, 2024, we achieved an annualized ROE of 12.2% and an annualized ROA of 1.4%. This performance underscores our ability to thrive despite fluctuating market conditions. The upward trajectory of the quarterly ROE demonstrates our resilience to changes and sustained performance in diverse economic scenarios. The evolution of our ROE from the fourth quarter of 2023 to the fourth quarter of 2024 was the following: 6.8% during the fourth quarter of 2023, 7.1% during the first quarter of 2024, 11.1% during the second quarter of 2024, 14.4% during the third quarter of 2024, and 16.0% during the fourth quarter of 2024.

Law No. 31658 created the micro, small and medium enterprises (“MSME”) promotion program (“Impulso MYPERU”), through which the national government guarantees loans granted to micro, small and medium enterprises, and also awards borrowers with a track record of timely payments, with a discount over the final principal payments or over the aggregate principal amount of the financing. Interbank’s outstanding commercial loans increased by 12.8% from December 31, 2023 to December 31, 2024, compared to a 0.4% decrease registered for the national banking system during the same period, according to the SBS. Consequently, Interbank’s market share of commercial banking as of December 31, 2024 increased to 10.9% from 9.6% compared to the same period in 2023.

Interseguro has mantained its positioning in the industry as the leader in annuities by premiums (excluding private annuities), with market shares in a range of 27%-32% for the last five years (30.5% in 2024). Additionally, during the same period, Interseguro’s market share in the individual life insurance policies in Peru has grown from 11.7% in 2020 to 16.7% in 2024. During the period spanning from 2020 to 2024, Interseguro’s ROE averaged 20.7% compared to 16.1% for the Peruvian insurance industry, both according to the SBS. Interseguro’s ROE was 27.9% for the year ended December 31, 2024, according to the SBS.

Inteligo’s assets under management grew at a CAGR of 8.5% between 2019 and 2024. Net profit declined between December 31, 2019 and December 31, 2024, due to negative mark-to-market valuation of the proprietary portfolio. Inteligo’s ROE was 14.2% for the year ended December 31, 2024.

Digital financial services platform with rapidly increasing levels of adoption

Interbank is working hard to reshape the banking space in Peru, creating a new digital experience driven on convenience and simplicity. Interbank believes its digital platform is key to develop primary banking relationships, increasing its customers’ interactions with Interbank and providing new business opportunities to build on consumer loyalty and cross-sell services, as well as accelerate new customer acquisition and inclusion of previously underserved segments of the population, including individuals, entrepreneurs and micro-business.

Interbank's digital experience is defined as "everything you need in a single app". Interbank has made relevant progress in its journey towards becoming more digital, and remains focused on developing the necessary capabilities to meet its customers' needs. Interbank has a broad and evolving range of digital products and services for existing and new clients, enabling them to get the products and services they want, when they want them, and how they want them. In 2023 and 2024, our efforts have been focused on improving our mobile application, “UX Experience.”

Interbank believes its digital proposition is one of its competitive advantages and it has driven an increase in its market share. The migration of customer interaction from physical channels, like financial stores and contact centers to digital channels, continued to grow in 2024. In December 2024, 81.9% of the customers who interacted with Interbank did so digitally, up from 75.3%in December 2023. Similarly, as of December 31, 2024, we have identified 2.9 million customers as digital customers, as compared to 2.5 million customers or an increase of 16.7% compared to 2023. Furthermore, digital customer acquisition, or clients that were ‘born-digitally’, reached approximately 45,264 users as of December 31, 2024, or 59% of new individual retail clients.

In January 2020, Interbank, in collaboration with BBVA and Scotiabank, launched Plin, which consists of a shared directory to enable person to person (“P2P”) and QR code payment solution which interacts with multiple financial institutions and serves as a bridge between the banked and the unbanked through cell phones, as services may be conveniently accessed through our app. These payments are offered around-the-clock and are commission-free to all enrolled customers. In 2024, the amount of total monthly active users in Plin grew from 3.9 million to 4.7 million. As of December 31, 2024, our share of Plin monthly active users increased from 48.7% to 50.5%.

The Central Reserve Bank of Peru has encouraged an integration between Plin and Yape, a digital wallet available in Peru, initiated in April 2023, and has increased digital payments and financial inclusion while reducing cash dependency. This interoperability between banks and wallets is part of BCRP’s efforts to promote digital financial inclusion of more Peruvians into the financial system. The number of monetary transactions sent through Plin, plataform operated by Interbank, has increased to 50.1 million in December of 2024 compared to 29.1 million in December of 2023.

In line with our digital strategy, our digital sales accounted for 68.6% and 62.2% of total sales that took place in the months of December 2024 and December 2023, respectively. Additionally, the number of digital self-service retail customers increased significantly, representing 79.7% of our monthly active users as of December 2024, compared to 74.1% as of December 2023.

In commercial banking, Interbank developed its digital capabilities for SME and corporate clients, by (a) enhancing our value-added proposition and features in its digital platforms and (b) improving the performance and cybersecurity of its systems. Interbank also believe that the upgrades to core platforms for business banking during 2024 should enhance its performance and allow it to create and launch new products and features on a faster basis.

In May 2023, Interbank combined Tunki with the payment solutions of Izipay to launch IzipayYa, a solution targeting micro-merchants with interoperable QR codes and same-day availability of cash. IzipayYa aims to be the preferred solution for merchants for their payment collections through a comprehensive value proposition designed specifically for this segment.

As part of Interbank’s digital transformation, the bank have introduced new technologies and processes which enable it to improve time-to-market of new solutions. Interbank has also made significant changes in the way it works. It increased the number of teams working within an agile framework on a number of projects, ranging from applications, digital products, new features in its digital platforms, and it is currently exploring different solutions targeting new customer segments and piloting new initiatives. For example, Interbank has an innovation lab called “LaBentana”, which focuses on innovation and development of new ideas and pilot initiatives, using design thinking methodologies developed together with the consulting firm IDEO.

In 2023 and 2024, Interbank focused on two key aspects of the business: (i) increasing the number of active clients (those that receive at least one payment during that month), and (ii) increasing the amount of funds in clients’ checking accounts thus increasing deposits and improving its revenue sources.

Pursuing Interbank’s first main goal, it focused on acquiring and retaining high-value merchants through both a simplified and secure onboarding while building brand awareness through social media content strategy, reaching an average of 7 million monthly viewers, with an interaction average with such channels of seven times per viewer, according to TikTok analytics.

Pursuing Interbank’s second goal of increasing deposits, it focused on streamlining its tools and systems, aiming at the simple use of money by its clients. In 2023, Interbank focused its product development efforts to meet demands that are specific to the merchant segments such as the universal QR code that accepts payments from all digital wallets in Peru. These actions boosted the balance in its digital wallets and commercial accounts. In 2024, Interbank worked together with Izipay to generate synergies across companies to improve our value proposition for our clients. These actions boosted the balance in our digital wallets and commercial accounts.

In 2024, Interbank received Euromoney awards for “Best Bank”, “Best Digital Bank”, and “Best Bank for Corporate Responsibility”. These honors resulted from the bank's commitment to digitalization, which has experienced rapid customer adoption.

Convenient and innovative nationwide omni-channel distribution network with a distinctive customer-oriented approach

We believe that Interbank’s convenient and innovative nationwide retail distribution network together with a dedicated sales force and financial advisors, allows it to better reach its customers, and this combination has differentiated Interbank from its competitors. Interbank has one of the most convenient and extensive retail banking distribution networks in Peru and is currently present in almost all of Peru’s regions. Its focus on digital transformation allows it to help its customers to interact with the bank in an easier and more efficient way and allows customers to migrate from the use of physical infrastructure to digital platforms. For instance, Interbank has shifted monetary transactions operated through its branches to digital channels. Total monetary transactions have been increasing at a CAGR of 8.5% from 2020 to 2024 driven by monetary transactions through Interbank’s mobile and internet banking channels, which have increased at a 19.5% CAGR for the corresponding period, even though monetary transactions through its financial stores have been decreasing at a CAGR of 14.6% from 2020 to 2024. Interbank believes this optimization of its distribution footprint has enabled it to reach its clients more efficiently, allowing them to perform transactions when and how they want to, at lower marginal costs for Interbank.

Interbank has built a convenient omni-channel distribution network in Peru, serving over 5.4 million customers. As of December 31, 2024, Interbank had 149 financial stores and operated one of the largest ATM network in Peru with 1,750 ATMs, which includes one of the largest out-of-branch ATM network (under its Global Net brand). Interbank has the largest number of financial stores inside supermarkets in Peru. Moreover, with the intention of providing underserved customers with more convenient services, Interbank operates a network of correspondent agents, called Interbank Agentes. The correspondent agent concept consists of providing third-party commercial establishments with low-cost electronic terminals which allow Interbank’s customers to perform basic cash-based operations such as cash withdrawals, credit card and bill payments, and deposits at a lower marginal cost to Interbank relative to transactions performed in its financial stores. As of December 31, 2024, Interbank had 7,501 correspondent agents (including its external network).

Since 2013 and in line with Interbank’s strategy, it has implemented a profitability model for financial stores and ATMs which ranks them according to certain profitability metrics relevant to each distribution channel. This has allowed Interbank to identify the less profitable units in order to close them and to prioritize new openings in more strategic locations with higher demand for value-added financial services. As a result, the number of financial stores has decreased by 45% to 149 as of December 31, 2024 from 272 in 2017, while the productivity of financial stores, measured as the volume of retail deposits sold per branch, has increased. Likewise, Interbank’s market share in retail deposits by individuals grew from 12.6% as of December 31, 2017 to 14.6% as of December 31, 2024.

Interseguro offers and sells its annuities and individual life insurance products through its own dedicated sales force to ensure the delivery of high-quality service and advice to customers. Interseguro’s specialized sales force is trained to provide a differentiated service for various customer types. As of December 31, 2024, Interseguro employed 95 agents exclusively dedicated to selling annuities and 695 agents to selling life insurance products. Interseguro’s sales force provides customers a hybrid model that includes both in-person assistance and fully digital operations. Prior to the pandemic, sales in annuities and life insurance products were only conducted in-person, but digitalization of these sales was accelerated due to COVID-19.

In addition to its own sales force and digital channels, Interseguro leverages the retail distribution capabilities of Interbank, Intercorp and Intercorp Retail to offer simple, low-cost premium insurance products, such as SOAT, travel insurance, vehicle insurance, life insurance, card protection, credit protection and low-cost health insurance.

Inteligo has developed a proprietary financial advisory model that has been a key pillar in sustaining its growth. The model considers the financial objectives of its customers and emphasizes risk analysis and ongoing monitoring with portfolio rebalancing. Along with this, Inteligo has been able to successfully serve its customer base in order to deliver tailored products and advice.

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

Prudent risk management resulting in high asset quality, strong liquidity and high investment returns

Risk management has been and remains a primary focus of our operations and at the center of our culture. Our experienced risk management teams focus on monitoring and managing risks across all business areas, including credit, market, liquidity and operational risks, among others. We believe our risk management expertise has allowed us to achieve strong asset quality and high investment returns. Our prudent management has allowed us to build up sufficient capital to allow us to grow strategically, invest in opportunities and pay dividends to our shareholders.

Interbank’s underwriting procedures are based on strong analytics and proprietary models. Additionally, Interbank’s investments in technology and improvements in its ability to process and apply data have enriched its risk models and enhanced their accuracy and predictiveness. Interbank’s credit risk policies are approved by its risk committee and board of directors. The deterioration of the macroeconomic conditions in Peru in 2023 led to higher provision requirements as well as lower provision recoveries, an increase in non-performing loans and a slowdown in the origination of new loans due to more stringent lending requirements that Interbank has put in place. Interbank’s loan provisions have also been impacted amidst higher risk in consumer loans as confirmed by expert judgment. During the last two years, the expert judgement for the constitution of provisions considered the possible impact of the “El Niño” event and the political and economic uncertainty in Peru in such analysis. This trend peaked in the fourth quarter of 2023, as 2024 had a lower cost of risk and a healthier loan portfolio, accelerated by liquidity events such as pension fund withdrawals, and better payment behavior from clients, generating a positive declining trend in terms of cost of risk going from 4.3% as of December 31, 2023 to 3.6% as of December 31, 2024. As Interbank’s concentration in consumer loans decreased during 2024, Interbank’s past-due loans as a percentage of total gross loans ratio as of December 31, 2024 was 2.7%, lower than the 3.8% average of the three largest banks in Peru, according to data from the SBS. The past-due loans ratio showed quarter-to-quarter improvement, decreasing from 4.5% as of December 31, 2023 to 2.7% as of December 31, 2024. In comparison, the Peruvian banking system’s ratio decreased from 4.3% as of December 31, 2023 to 3.7% as of December 31, 2024. As of December 31, 2024, Interbank’s past-due loans coverage ratio was 95%, as compared to the average for the Peruvian banking system of 92%, according to the SBS.

Interbank’s total capital ratio, which is calculated as its regulatory capital divided by its risk-weighted assets, stood at 15.9% as compared to 17.3% for the Peruvian banking system, as of December 31, 2024, according to the SBS, and its risk-weighted asset density (calculated by dividing risk-weighted assets over total assets) decreased to 87.8% as of December 31, 2024 from 93.1% as of December 31, 2023, as a consequence of lower capital requirements for credit risk. The SBS requires a higher weighting for our assets than that required by Basel III or other regulators, therefore our risk-weighted assets density is higher than that of the Latin American region and other developed markets. The minimum total capital ratio required by Peruvian banking regulations was 9.5% as of December 31, 2024. In addition, financial institutions must meet additional capital requirements related to conservation, economic cycle and market concentration risk buffers and an additional capital requirement which depends on certain levels of loan concentration in each institution (individual, sectorial and geographical). Interbank’s total additional capital requirement for buffers and additional risks were about of 2.2%. Additionally, Interbank’s core equity (“Tier 1”) ratio was 12.3% as of December 31, 2024, above the regulatory requirement. As part of the implementation of the Basel III standards, the SBS has issued several regulations to increase gradually the minimum total capital ratio for financial institutions in Peru until 2026, and Interbank expects to be in compliance with such regulations.

Interseguro’s investment team and its investment management approach have achieved a 6.1% investment return for the year ended December 31, 2024, while maintaining prudent levels of risk and following the SBS risk guidelines. Accordingly, Interseguro’s investment strategy was focused on identifying and reducing potential risks in the portfolio and looking for assets of solid companies with strong credit metrics.

Inteligo’s lending services are offered through Inteligo Bank to complement its wealth management business. The decision to make loans to wealth management customers only results in Inteligo’s loan portfolio being fully collateralized by its customers’ assets. Regarding the management of capital, Inteligo Bank’s capitalization ratio, which is calculated as Inteligo Bank’s regulatory capital divided by its risk-weighted assets, was 19.3% as of December 31, 2024, above the minimum capitalization ratio required by the Central Bank of Bahamas of 12%.

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

Diversified funding base with strength in retail deposits

IFS has a competitive funding structure. We have access to diverse sources of funding, including deposits and debt securities placed in local and international capital markets. The majority of Interbank’s funding comes from low-cost customer deposits, which demonstrates its customers’ trust in the Interbank franchise and enables it to achieve attractive lending spreads. At Interbank, as of December 31, 2024, 81.5% of its total funding base was comprised of deposits. Interbank’s deposit base is broad and diversified, which provided Interbank with an average cost of funding of 3.6% for the year ended December 31, 2024 and 4.0% for the year ended December 31, 2023.

Interbank has been a significant player in the Peruvian banking industry with a market share of demand, savings, and term deposits of 10.3%, 15.6%, and 14.7%, respectively, as of December 31, 2024, according to SBS. Moreover, our strategic focus on retail has allowed Interbank to gain market share in retail deposits by individuals over the years reaching 14.6% as of December 31, 2024 as compared to 12.8% as of December 31, 2016, providing Interbank with a healthy funding base.

Interbank’s competitive advantage in the retail segment, over the last two years, was attributable to an increase in its clients’ liquidity as a result of (i) partial cash withdrawals from deposits for compensation for service time (compensación por tiempos de servicio) systemwide and the private pension system, (ii) commercial deposits related to unused funds from the Reactiva Perú program, and (iii) the widespread adoption of a “savings” mindset, all as a result of the effects of the COVID-19 pandemic.

Experienced management team with proven ability to foster a merit-based culture and a highly motivated work force

We believe that the strength of our senior and middle management team has enhanced and remains a key driver of our successful business model. To achieve our transformational goals, we strive to introduce new capabilities as required to excel in today’s world. We benefit from an experienced, diverse and talented management team. Most of the members of our senior management have held management positions with other major financial institutions in the United States, Latin America and Europe, bringing relevant knowledge and experience to our company.

Interbank is committed to fostering a culture rooted in values that prioritize attracting, developing, and retaining highly qualified personnel. We believe that a merit-based culture that emphasizes teamwork is essential for maintaining a motivated workforce that delivers high-quality service. Interbank has been consistently recognized by the Great Place to Work Institute. Interbank’s most recent rankings highlighted our achievements: #1 Great Place to Work for diversity and inclusion in Peru in 2024 #2 for women in Peru in 2024, #5 overall in 2024, #9 for sustainable management in 2024, #2 for work-from-home policies in 2023, and #2 for millennials in 2022. Additionally, we secured second place in Merco Talento 2024, a ranking that evaluates the attract and retain top talent.

Similarly, Interseguro was selected as the eleventh best company to work for Peru in the large-size category (2024) by the Peruvian Great Place to Work Institute. Inteligo’s three subsidiaries located in Peru (Inteligo SAB, Inteligo Peru Holdings and Interfondos) participated together under the name “Inteligo Group Peru” and Inteligo Group Peru was selected as the third best company to work for in Peru in the category of companies with less than 250 employees in 2024. Inteligo Bank’s branch in Panama began participating in the Great Place to Work Institute survey in 2014 and since 2015 has been ranked among the top 10 companies in Panama.

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

Increasingly integrated business platform with synergy potential supported by a strong parent group

Since the introduction of our insurance, wealth management, and payments operations alongside our banking operations, we have strived to share and leverage key resources and capabilities across all three segments, which has resulted in enhanced revenues.

Our banking operations remain our core competency, binding together all our operations and thriving through our payments ecosystem. Our insurance and wealth management operations are also expected to continue supporting our growth. We believe that our ongoing efforts to better integrate our three segments, combined with our focus on digital transformation, our existing distribution channels, experience and knowledge of our customer base and the Peruvian market, is a significant competitive advantage.

Furthermore, our parent company, Intercorp Peru, is one of Peru’s largest economic conglomerates, with activities spanning financial services, retail, education and real estate, among others. In 2024 and 2023, Intercorp Peru’s businesses generated U.S.$10,800 million and U.S.$10,400 million in revenue, respectively. We believe that being part of this group gives us a competitive edge, because of the group’s deep knowledge of the Peruvian consumer, extensive focus and know-how in the Peruvian retail market, highly visible in-country presence and rapid decision-making capabilities. Intercorp provides significant synergy and cross-selling opportunities for IFS. Also, with the acquisition of the remaining 50% equity interest in Izipay in April 2022, we expanded our capacity to cross-sell products and services and benefit from synergies across all our segments, providing a unique value proposition to our customers.

Analytical excellence as a tool to become the company with the deepest knowledge of Peruvians

We aim to have the deepest understanding of Peruvians, both individuals and companies, as we believe that a deep knowledge of our current and potential customers’ characteristics and adapting to their behavior is important to better serve them by offering the best solutions according to their needs and risk profile.

In 2024, our Analytics Center of Excellence (“ACoE”) focused on enhancing our knowledge in data, advanced analytics, and analytical technological tools in order to capitalize on these capabilities across all our business segments.

Our analytics vision is to anticipate needs and offer solutions through contextual, personalized and real-time experiences for each customer and potential customer, at scale. We are building upon three pillars to execute our aspiration:

•
Governed and easily available data in a hybrid data hub from diverse and non-traditional data sources that provide rich insights, dashboards for decision making and data streaming capabilities for timely activation.
•
Advanced analytics to anticipate preferences, needs and risk, including real-time decisioning. These analytical efforts include a special focus on better understanding the self-employed segment of the population, which constitutes a significant opportunity for financial services given the current low penetration levels. We are working on alternative risk profile models for new customer acquisition.
•
Personalized and real time delivery of communications and campaigns through end-to-end contextual journey orchestration, allowing us to substantially improve our effectiveness and efficiency.

Technological evolution is a key strategic enabler; therefore, our strategy is powered by a robust and consolidated cloud-based data infrastructure, equipped with automated and reusable variables, model processing, machine-learning operations (“MLOps”) and world class marketing technological tools for real-time data activation. Additionally, we prioritized compliance with Artificial Intelligence and personal data local policies and international best practices. For instance, we have reinforced our investments in cybersecurity, as we believe it is fundamental to provide a secure platform to be able to continue with our digital transformation.

The “ACoE” is at the fore front of our transformation, establishing a shared vision, best practices, governance and attracting and developing highly skilled transformational analytical talent that can accelerate our journey towards becoming a fully data-driven organization. This involves designing and communicating an attractive value proposition for talent, as well as ongoing upskilling and training.

We are confident that our focus on analytical excellence allows us to better serve Peruvians and accelerate value-creation.

Attracting and retaining skilled workers with a unique values-based culture, focused on the employee development.

At Interbank, our organizational culture is built on six core values: integrity, collaboration, courage, innovation, passion for service, and sense of humor. These values foster a work environment that inspires, differentiates us, and strengthens employees’ sense of pride. Coupled with a culture that recognizes performance, this has positioned Interbank among the best companies in Peru and Latin America, as recognized by the Great Place to Work Institute, including in categories such as Women, Diversity, and Inclusion. Additionally, we continue to be one of the best companies to attract and retain talent in Peru, according to Merco.

At Interbank, we strongly believe in talent development because it is essential to our vision. For this reason, we constantly focus on initiatives that empower our employees with the tools they need to take ownership of their growth through our “Evoluciona” model, which is structured around three pillars: Experience (70%), Support (20%), and Learning (10%). This framework ensures that employees have access to the necessary resources to support their development.

Each year, we offer more than 50 training programs, delivering approximately 1,500 courses, which have been accessed and completed a total of 37,000 times. As of December 31, 2024, we have successfully trained 100% of our employees in regulatory courses and over 90% in strategic learning programs designed to empower their skills and capabilities, dedicating a total of 84,000 hours to their learning. On average, each employee dedicates 16 hours per year to training, reinforcing their knowledge and preparing them for future challenges.

To implement initiatives that support these internal objectives, we provide learning opportunities, checkpoints, and training tools focused on upskilling and reskilling across the pillars of Data, Digital, and Power Skills. This includes programs such as “Upskilling by Coursera”, “Programa de desarrollo de Líderes”, “Beca 23”, “Banking 1.0", which seeks to reinforce leaders' and employees' understanding of key banking business topics.

Additionally, as part of our journey to cultivate a digital mindset, we have launched events like the Digital Summit, to inspire about digital trends.

Strategy

Our purpose is centered around building financial well-being together, by providing profitable solutions and exceptional support to empower our customers to achieve their financial goals and secure a prosperous future. We strive to (i) become the leading digital financial platform, with a clear strategic focus on key businesses such as payments, consumer financing, wealth management and life insurance; (ii) place the customer at the center of our decisions, offering a comprehensive suite of services backed by digital experience and analytics as our competitive advantages; and (iii) fostering a unified approach, leveraging the best talent, innovation and a collaborative mindset, as we believe that together, we are stronger.

To achieve these goals, we continue working on five main pillars:

•
promoting a culture of innovation and collaboration to uncover new revenue opportunities by accelerating existing businesses, driving transformation, and exploring new market niches, all while capitalizing on synergies across our diverse operations;
•
developing a resilient, secure and scalable technology platform for current and future growth;
•
becoming an AI-driven organization enhancing our risk and commercial management skills, with deep understanding of Peruvians and consumer preferences;
•
attracting and developing the best talent within our remote-first framework within an agile organization; and
•
becoming a leader in sustainable operations within our segments in Peru.

Grow with strategic focus on key businesses

We have built a financial platform centered around areas that we believe can leverage our unique capabilities, combined with significant growth and profitability potential, through the following four main subsidiaries: Interbank, a universal bank with strategic focus on retail banking; Interseguro, an insurance company focused on life and annuities; Inteligo, an advisory firm for the emerging wealthy; and Izipay, the cornerstone of our payments ecosystem.

Interbank is a bank with a strong retail market share and key focus in consumer finance. It aims to enhance its value proposition accross customer segments with ongoing improvements to products such as accounts, payments and financing solutions, alongside the development of digital features and new products to meet different customer needs, including Interbank Benefit loyalty program, payment and merchant financing solutions, and the digital savings account Piggybank. By working together with LaBentana, our innovation lab, we strive to ensure customer-oriented products that drive value and innovation. Additionally, Interbank has a goal to grow its retail deposits at a faster pace than that of the Peruvian banking system while optimizing its physical distribution channels, which has contributed to a decrease in number of financial stores. Moreover, its expertise and digital strategy in retail banking has allowed us to identify and address key customer demands, while increasing profitability, growing customer base, driving cross-selling and boosting operating leverage.

Within commercial banking, Interbank aims to be the preferred bank for Peruvian businesses with a strong focus on profitability. Its value proposition for commercial clients is based on (i) delivering customer oriented digital solutions, (ii) building long lasting relationships, (iii) developing expertise in key sectors, and (iv) enabling fast-decision-making. Interbank seeks to create value for its customers by becoming their transactional bank, connecting and collaborating with their suppliers, customers, employees and communities, co-creating products and services within their ecosystem. We believe that leveraging synergies with Izipay is key to increasing transactional volumes and building primary banking relationships. With the aim of providing the best self-service and automated credit experience for commercial clients, Interbank offers a 100% digital journey focused on cash management solutions such as Cuenta Negocios, merchant financing, sustainable loans, and easy and transparent ways of managing payments, such as Cuenta Sueldo and through Izipay.

Izipay is a key player to our goal of creating a powerful profitable payments ecosystem in Peru, facilitating financial transactions between consumers, merchants and the bank. Izipay is a payments company and provider of products and services related to payments acquirer, a correspondent bank and a credit cards processor. Izipay is the leader in the physical card payment business in Peru. Izipay is growing its core business by (i) increasing adoption of our digital payment methods supported on its innovative capabilities, (ii) developing new value-added services (VAS) that can strengthen our relationship with merchants while providing additional revenue streams, and (iii) leveraging synergies with our other segments.

We strive to provide solutions to address the payment needs of people and companies by creating a payment ecosystem that seeks to build a strong bond with our customers, focusing on five pillars: (i) growing number of customers and transactional volumes by extending merchant coverage and improving customer experience, (ii) replacing cash by banking unbanked Peruvians, through our open APIs that allow partners to access our account opening and basic financial-transaction services, (iii) scaling up e-commerce initiatives such as those related to marketplace and our Buy Now Pay Later solution, “Divídelo,” (iv) creating new consumer finance product offerings, and (v) offering financing and aggregated services to merchants.

Moreover, our payments ecosystem benefits from having strong solutions on both ends of the market. On the retail customer side, Izipay has a strong market share, as well as knowledge of the traditional and digital card payments. On the merchant side, Izipay strengthens our value proposition for small merchants through IzipayYa. It also complements Interbank’s financing solution, while our shared directory Plin allows us to interact with customers from other banks and serves as a bridge between retail customers and small merchants. This wholesome ecosystem also allows us to scale up our other initiatives such as our e-commerce solutions, our marketplace Shopstar and the Buy Now, Pay Later solution Divídelo.

In our insurance segment, Interseguro is strategically focused on life and annuities insurance, which has had a fast growth in recent years. During the year ended December 31, 2024, the premiums earned from life and annuities insurance customers represented 91.0% of Interseguro’s total premiums earned, compared to the average of 54.3% of life insurance premiums earned over total premiums earned in the industry in 2024, according to data from SBS. Interseguro directs its efforts towards an end-to-end experience in its customers’ journey, from the issuance of an insurance policy to the after-sale services offering to clients. In this context, Interseguro’s digital offering is gaining relevance. For example, in 2024, digital life insurance sales represented 22% of total life insurance sales, compared to 0% in 2019. As another example, digital mandatory auto insurance (Seguro Obligatorio de Accidentes de Tránsito, or “SOAT”) policies accounted for 84.2% of total SOAT sales in December 2024. Additionally, after-sale offerings are expected to become a virtual self-service experience, with the aim of ensuring customers a simple and positive interaction with us, leading to positive developments in digital indicators.

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

We aim to become the preferred option for our individual, commercial and merchant customers and build financial well-being together and growth by understanding and anticipating their needs, as well as by offering financial solutions that can be deployed at every contact point with the clients, including in-person and digitally, in real time. We believe that maintaining a trustworthy and transparent relationship with our customers, together with the superior, simple, mobile, agile and personalized experience that we offer, brings us closer to this goal. Our highly recognized and trusted brands in each of our segments (Interbank in banking, Interseguro in insurance and Inteligo in wealth management) are a testament to our focus on this objective. Our subsidiaries are leaders in their respective industries and, by focusing on our strengths, values and solid relationships, we plan to continue evolving and growing.

Develop a powerful and profitable payments ecosystem

In May 2023, Tunki plus Izipay combined to launch IzipayYa, a solution targeting small merchants with interoperable QR codes and same-day availability of cash. IzipayYa aims to be the preferred solution for merchants for their payment collections through a comprehensive value proposition designed specifically for this segment. As of December 31, 2024, the number of merchants using IzipayYa reached more than 1 million compared to approximately 747 thousand merchants that used our Tunki solution as of December 31, 2023.

Plin is a P2P and QR code payment solution which interacts with multiple financial institutions and serves as a bridge between the banked and the unbanked through cell phones, as services may be conveniently accessed through the Interbank app. These payments are offered around-the-clock and are commission-free to all enrolled customers. Interbank is currently one of nine financial institutions that are Plin’s partners. The integration between Plin and Yape, a digital wallet available in Peru, initiated in April 2023, and has increased digital payments and financial inclusion while reducing cash dependency. This interoperability between banks and wallets is part of Central Reserve Bank of Peru’s efforts to promote digital financial inclusion of more Peruvians into the financial system. The number of monetary transactions sent through Plin, platform operated by Interbank, has increased to 50.1 million in December 31, 2024 compared to 29.1 million in December 31, 2023 (pre-interoperability). Thus, we are creating value and primary banking relationships through the positioning of Plin as (i) a single app (not a separate app) that allows our customers to manage all their payments and caters to multiple segments, (ii) a solution backed by Interbank, to provide a more robust value proposition, and (iii) a simple option for our customers, offering a simple and quick experience to assist them with their daily payments.

We have also been working on our merchant financing solution with fast disbursements enabling small merchants to access the working capital loans they need to grow their businesses efficiently. Our value proposition includes digital solutions, phone-based sales, and in-branch offerings with convenient repayment options, tailor-made credit and flexible T&Cs, all while fostering financial inclusion.

Divídelo is the name of our Buy Now, Pay Later solution which is already connected to over 120 e-commerce businesses in Peru and growing.

Shopstar is an online marketplace aiming to become the preferred e-commerce option for IFS customers and a sandbox to evaluate some of our initiatives such as Divídelo. It was created from the insight that many of our customers were not comfortable buying on e-commerce but would be willing to try it in a platform that was supported by Interbank. As of December 31, 2024, Shopstar had approximately 121 thousand users.

Furthermore, we believe Izipay can strengthen our strategic and competitive positioning in Peru´s payments landscape, opening new sources of growth and monetization. Moreover, it offers significant potential for merchant financing and additional services for merchants, complementing its value proposition through synergies with our banking business and its products suite. We are currently developing and testing Izipay solutions for our banking merchant clients, including merchant financing, providing valuable cross-selling opportunities and strengthening customer loyalty.

Create the best digital experience based on operational excellence

We want to deliver a seamless and superior experience to our customers, while becoming more relevant to them. We believe that acting on these goals can allow us to more effectively serve our customers, enabling them to get what they want, when they want it, and how they want it. We believe that the key to ensure that our customers will have the best experience when interacting with us is to create unique experiences throughout their customer journey, including customer acquisition, on-boarding, customer development to earn loyalty, and during retention stages. We have been implementing various initiatives to improve the customer relationship cycle.

We seek to build entirely digital solutions for the customer journey and accelerate the growth of our customer base by creating innovative and distinctive tools that deliver financial solutions to people, small merchants and all types of business in an accessible and efficient way, throughout all our business segments.

At Interbank, we have built a seamless digital customer journey with teams dedicated to improve each step of the customer experience. We believe that a strong on-boarding leads to higher engagement from customers while an increase in engagement can create a tangible higher NPS and lower churn.

Within retail banking, Interbank is focused on expanding the products and self-service interactions, continuing to foster the adoption of digital channels by customers, adding new features according to their needs, and ensuring that interactions with them are safe and secure.

With this purpose, several high impact digital solutions have been developed based on customer preferences and needs. These solutions have been designed together with our innovation lab LaBentana based on deep understanding and research, through a co-creation process with our banking customers. We have decided to make all solutions available in our Interbank App, which we strongly believe to be our most valuable channel in our relationship with our customers going forward, considering the decrease of in-person interaction. Over the year 2024, the percentage of financial transactions performed on Interbank’s branches over the number of total transactions has continued to decrease, declining 21.6% compared with the percentage of transactions performed in-person during the year 2023. In contrast, retail digital sales have increased and accounted for 68.6% as of December 2024.

Through our banking physical channels, we continue to focus on providing a superior customer experience and are improving productivity and efficiency through digital processes, tools and more advanced analytics. Additionally, we continue to invest in educating our banking customers to encourage the use of digital and other channels. Deposits, withdrawals, bills and credit cards payments are being redirected to other more convenient and cost-efficient channels. As a result, the number of Interbank’s express branches reached 22 as of December 31, 2024, an increase of 37.5% compared to December 31, 2023.

Within commercial banking, Interbank is working on a radical simplification of its products and processes together with digitalizing each point of contact with the bank. Moreover, one of the most important points of contact for its clients is the post sales division, where inquiries, claims and any operational issues that customers might have, are addressed through channels such as our proprietary virtual chatbot, Commercial AVI.

Regarding commercial banking cash management platform, it has three types of client groups based on sales volume, which allows us to employ different strategies accordingly. For large corporations, efforts are focused on generation of fees from cash management and corporate finance; for medium-sized companies on growth, productivity and cash management; and for small companies on sustainable growth and productivity with strong support from analytics and collection. For small businesses, since its introduction in August 2018, Interbank’s Cuenta Negocios, an account that can be opened 100% digitally, has grown to 202,967 accounts as of December 31, 2024.

Izipay’s approach is focused on providing a best in-class customer experience and expanding our value proposition for merchants and consumers by partnering with merchants to grow and expand their business online and in-store, and providing consumers with simple, secure, and flexible ways to manage and move money across different markets, merchants, and platforms and simplifying their shopping experiences. The investment in software development allowed us to add additional functionalities to our payment gateway, Punto Web 2.0, which now accepts transactions with Debit/Credit cards, QR, and Apple Pay. Additionally, we added the capability for merchants to accept contactless payments (via physical cards and digital wallets) for all the network brands within the Izipay mobile application. Lastly, we integrated QR functionality into the IzipayYa application.

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

At Inteligo, we specialize in providing wealth management services, with a focus on delivering innovative digital solutions that cater to the evolving needs of our clients. Recently, we launched a digital platform that integrates client onboarding, financial planning, advisory, and execution services, thereby offering a comprehensive digital journey for our customers. Our value proposition is centered around providing what we believe to be the best possible investment advice. To achieve this, we maintain strong, ongoing relationships with our clients to gain a deep understanding of their financial needs and objectives. In addition to our expertise in understanding client needs, we believe that our ability to respond swiftly to changing market dynamics is a key differentiator. Our organizational structure is designed to be horizontal, fostering collaboration across teams and encouraging an entrepreneurial mindset that facilitates agile decision-making and the rapid deployment of solutions.

As part of our digital product offering, we have developed a suite of innovative tools to enhance the client experience. Notable examples of these products include: (i) Erni App, a digital solution specifically designed to address client needs within our mutual fund business, which seeks to provide an accessible and user-friendly platform for managing investments. As of December 31, 2024, 27% of our customer base was registered in Erni and more than 33% were monthly active users. And (ii) Octopus, our proprietary digital distribution platform, which enables us to deliver automated, data-driven insights across multiple channels, enhancing our clients' investment decision-making process and overall user experience. During 2024, we delivered approximately 6,500 insights to Inteligo Bank’s clients. We are actively expanding the scope and depth of insights generation and plan to include Interfondos and Inteligo SAB in this initiative.

We strive to continue to focus on our digital transformation to enhance efficiency through the automation of internal processes and the use of technology. Our goal is to be more efficient while utilizing fewer resources in our customer interaction.

Developing resilient, secure and scalable technology

To achieve all of the above, we believe that building a scalable, flexible, trustworthy, stable and secure technological platform is essential. We believe that we have deployed the key initial investments necessary to scale our platform and are committed to continue to improve it by maintaining and updating our current levels of investment in technology.

Interbank’s IT strategy is focused on working in collaboration with open technological platforms to transform our operations supporting the digital approach. Its focus is based on four main areas of work: (i) resilience, (ii) world class end to end security, (iii) modern architecture and (iv) modular IT architecture and lightweight banking mobile application. Our modular and lightweight digital banking solutions display our evolution in digital banking which accelerates time to market and accessibility. What we refer to ‘resilience’ is maintaining up-to-date critical core applications and high performance and stability of Interbank’s technological platforms. Interbank’s ‘world-class end to end security’ goal is to have the adequate equipment, processes and tools that allow us to operate in a safe environment with a comprehensive security approach. Interbank’s “modern architecture” refers to the upgrading of the main applications towards cloud native versions and the evolution of the cloud operation governance model, as well as laying the foundation to safely scale artificial intelligence at Interbank.

In this context, Interbank invests in the update of core applications while additional effort and resources are invested in the digitalization and transformation of processes and channels in order to provide an entirely digital experience to all customers. Moreover, Interbank has increased the number of teams within its agile digital solutions framework, allowing it to substantially decrease time-to-market and to develop more innovative ideas.

Additionally, during the years 2022, 2023 and 2024, Interbank and our other subsidiaries have bolstered our investments in cybersecurity as we believe security is essential for our platform to continue to enable our digital transformation. General-purpose technologies have also been implemented to our operations to mitigate cybersecurity risks and these controls are evolving and being aligned with industry trends.

Interseguro's IT strategy focuses on allowing the future scalability of our business while adopting a continuous modernization of our platform. In 2024, we completed the migration of 100% of our systems to Google Cloud.

We strongly believe that our IT strategy can allow us to deliver high standards of cybersecurity and compete with high performing players in the region, including financial incumbents and digital disruptors.

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

In this context, at Interbank, we focus on three strategic areas: (i) marketing analytics, (ii) risk, and (iii) collections all of these empowered by the adoption of artificial intelligence.

In marketing analytics, Interbank aims to anticipate the needs of our customers with personalized and timely solutions. We are focused on improving time-to-market, as well as increasing the number of personalized offers with further customer engagement.

Secondly, the ability to assess customers’ risk profile in the correct manner, together with a balanced portfolio approach, has allowed Interbank to grow in a healthy manner. The bank is focused on improving its assessment, through more and better models and using as much information as possible. Furthermore, we have been able to deliver contextual credit offers digitally in real and near real time which allows us to maximize the relationship with strong credit customers, while generating a sense of togetherness and loyalty.

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

During 2024, IFS focused on testing use cases and exploring the potential value of generative artificial intelligence within the organization. By the end of the year, we had developed several proof-of-concept initiatives, with the vast majority centered on enhancing customer experience, alongside efforts to optimize internal processes and drive revenue growth. Additionally, in 2024, we laid the foundation for training and fostering a culture that facilitates the adoption of generative AI, aiming for a significant portion of these pilots to transition to production in 2025.

Promoting a unique working environment to capture and retain the best talent worldwide working within an agile organization

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

At Interbank, teams are dedicated to nurturing a culture based on six core values, which we believe is one of the most important drivers to lead high-quality teams who develop in a safe environment. Moreover, it allows the teams to cultivate an innovative culture, and as a result, the creation and improvement of our products and services. We also believe that diversity makes us stronger and enhances our innovation. For this purpose, Interbank has introduced a series of initiatives such as Expo Analytics, #LaFerIA, LaBentana Talks, as well as Innovation Day at Intercorp Peru level. In addition, training programs including the Agile Academy, Tribk, and the Commercial Trainee program have also been created, as well as Summer and Global internships.

Our overarching goal is to attract and retain the best talent worldwide, as it is considered the main pillar. At Interbank, this is possible because of its flexible remote work framework ERES, which is considered a competitive advantage in the context of digital financial services and which allows us to stay connected while achieving our goals wherever we are. Our ERES framework has allowed us to attract regional talent in key positions, being an advantage to achieve our strategy.

Furthermore, Interbank continues building on the pillars of our corporate culture: leadership, horizontality and growth. They help us promote an environment of transparency, openness, and personal and professional development, especially in aspects such as data, digital and soft skills. Additionally, it aims for a balance between organizational agility and culture to generate more value in business and engagement in our teams.

Interbank is also focused on developing new capabilities in response to our digital transformation goals, by refreshing and upgrading the skills and abilities of its workforce, through programs such as Level Up. This program provides talent with training in new and different skills so they can be ready to have new and transformational roles in our group.

Interbank, Interseguro, Inteligo and Izipay continue their efforts to attract, develop and retain highly qualified personnel and to maintain a performance-based culture that emphasizes teamwork to keep a motivated workforce that delivers high-quality service and strong results.

Our Approach to Sustainability

Sustainability is key to how we conduct our business, and we recognize that sustainability is not only an engine for growth but also a differentiating attribute in our relationship with our stakeholders. The responsible management of sustainability matters is central to our culture and anchored on our purpose: “Building together financial well-being”.

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

We incorporate our sustainability vision into our management and culture, through a set of corporate policies and standards, ongoing management of social and environmental risks and opportunities, and active engagement with our various stakeholders. Thus, we are expanding our offering of financial solutions to support our customers making positive social and environmental impacts as well as supporting our customers in the transition to a less carbon-intensive economy. These solutions aim to serve individuals, entrepreneurs, and large corporations.

Our responsible business model

At IFS, our responsible business model is ingrained into our purpose of building together financial well-being. We believe that the well-being of our business aligns with that of our clients and community in general, and that the only way Peruvians will be able to truly develop is if they have a prosperous country, now and in the long-term.

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

Our Sustainability Policy, updated by the Board of Directors in 2024, includes the following principles: ethics and integrity, human rights, development and inclusion, service and innovation, environmental and climate commitment, and partnership and public engagement.

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
•
An Executive Sustainability Committee, composed by IFS CEO and by each of the four CEOs, one per subsidiary, is responsible for deciding strategic priorities, allocating resources, assigning responsibilities and overseeing the implementation of initiatives at executive level.

Our 2024 sustainability journey

Environmental Dimension

We aim to identify both the direct and indirect impacts of our activities and proactively work to prevent, mitigate, and correct any adverse effects. Our main initiatives during 2024 focused on:

•
Strengthening our Sustainable Finance strategy: We kept building towards a strong sustainable finance strategy that focuses on our commercial clients' climate transition, by offering new financial instruments. As of December 31, 2024, our sustainable finance portfolio totals US$339 million, which includes green loans and sustainability linked loans, of which more than 51.8% represents sustainable agriculture activities and projects.
•
Reducing our carbon footprint: We aim to reduce our carbon emissions and have set Science-Based Targets (SBTi) for 2030 in our banking segment for Scope 1 and 2 emissions. We are also implementing initiatives to improve energy efficiency, water conservation, and waste management in order to achieve our decarbonization goals.
•
Initial steps in climate risk management: We conducted a qualitative assessment of climate-related risks, considering NGFS Climate Scenarios and focusing on credit risk. The credit risk analysis included a collection of sector and geographic exposure data, along with an in-depth review of the sectors to gauge the financial consequences of both physical and transition risks.

Finally, disclosure of climate change opportunities and risks is essential in our effort to be transparent with our stakeholders. Therefore, in 2024, we made significant progress by publishing our inaugural Climate Report, aligned with the Task Force on Climate-related Financial Disclosures (TCFD) recommendations.

Social

We aim to promote financial inclusion, advance gender equality, and support initiatives that reduce social disparities. Our main initiatives during 2024 focused on:

•
Fostering an Inclusive Workplace: We prioritized a diverse and inclusive work environment, promoting gender equality and implementing programs such as GoWomen, Inspira, and Sin Fronteras to empower employees from diverse backgrounds. Annually, we conduct sociodemographic diagnoses to inform our Diversity, Equity, and Inclusion (DEI) strategies.
•
Building towards Financial Inclusion: We expanded access to financial services through initiatives like IzipayYa, a free mobile payment app empowering over 1 million microentrepreneurs, and Vida Cash, an accessible life insurance product designed for the informal sector, requiring no paperwork or prior financial knowledge.
•
Leveraging Analytics for Sustainable Growth: We kept working through Interbank´s Analytics Center of Excellence (ACoE) to create the tools to understand the financial behavior of Peruvians, aiming to drive both financial inclusion and sustainable growth.

Governance

Our corporate governance dimension, guided by ESG principles and policies, enables our responsible business strategy. Our main initiatives during 2024 focused on:

•
Strong Corporate Governance : We approved a new Occupational Health and Safety policy, ensuring the well-being of our employees. Additionally, we updated our Sustainability Policy and revised the Corporate Governance Guidelines, all aligned with best practices and international standards. We believe these updates promote strong board composition, independence, and diversity, fostering a more sustainable and responsible organization.
•
Transparency and Accountability: We remained committed to transparency and accountability, reporting our sustainability performance according to international standards such as GRI, SASB, and TCFD.

Our commitment to sustainability has led to a significant improvement in our 2024 S&P Global’s Corporate Sustainability Assessment score, reaching 69, an increase of 8 points compared to 2023. This has led to our inclusion in the Dow Jones Sustainability MILA Index, recognizing us among the top 7 banks in Peru, Mexico, Chile, and Colombia.

Banking Segment

Overview

Interbank provides retail and commercial banking services to more than 5.5 million total customers as of December 31, 2024, which includes more than 5.0 million retail customers and approximately 100 thousand commercial clients. It is the third largest bank in Peru in terms of total assets and deposits, and the fourth largest in terms of loans, with market shares of 13.5%, 13.5% and 13.9%, respectively, as of December 31, 2024 according to the SBS. Interbank is focused on fast-growing and highly profitable retail banking businesses, such as credit card financing, payroll deduction loans to public employees and mortgages, as well as on increasing our commercial banking business, focused on Peruvian corporates and medium-size companies, where Interbank’s market share has increased to 10.9% as of December 31, 2024, compared to 9.6% as of the same date in 2023.

Given this focus, 52.5% of Interbank’s gross loans as of December 31, 2024 correspond to retail banking, compared to 39.4% for the Peruvian banking system, according to the SBS. Interbank is the second largest provider of consumer loans, the leading player among private banks in payroll deduction loans to public sector employees and the third largest bank in retail deposits in Peru. As part of its strategy, Interbank has one of the most convenient and extensive retail banking distribution networks in Peru which is currently present in 23 of Peru’s 25 regions. Interbank has one of the most convenient and extensive ATM network nationwide and one of the largest out of branch ATM networks in Peru. Interbank’s digital platform, including its mobile app, is regularly used by its customers, and as of December 31, 2024, 81.9% of our monthly active retail customers were engaged through digital channels and our ATM networks only.

The commercial banking line of business represents 47.5% of Interbank’s gross loans as of December 31, 2024. Interbank focuses on high margin and fee generating products such as leasing, structured finance, cash management, trade finance and factoring in its commercial lending business. These products and services are attractive not only for the financial margins they offer, but also for the fee income they generate. In addition, these products and services enhance customer loyalty and provide significant cross-selling opportunities.

For the years ended December 31, 2024, 2023 and 2022, Interbank’s net results were a net profit of S/1,007.4 (U.S.$267.6 million), S/856.1 million (U.S.$228.7 million) and S/1,374.1 million (U.S.$360.3 million), respectively. As of December 31, 2024, 2023 and 2022, Interbank had shareholders’ equity of S/8,872.9 (U.S.$2,357.3 million), S/8,056.7 million (U.S.$2,172.2 million) and S/7,478.8 million (U.S.$1,960.9 million), respectively. Interbank’s ROE and ROA for the year ended December 31, 2024 were 12.2% and 1.4%, respectively. Interbank’s ROE for the years ended December 31, 2023 and 2022 was 11.2% and 19.8%, respectively, and ROA for the years ended December 31, 2023 and 2022 was 1.3% and 2.0%, respectively.

Business Lines

Interbank has three business lines: (1) retail banking, (2) commercial banking and (3) treasury and institutional.

Retail Banking

Interbank’s retail banking business line provides a variety of financial products and services to individuals including retail loans and retail deposits. Interbank’s retail banking strategy consists of providing the best customer experience through convenient, agile and friendly service. Interbank’s key objectives include increasing its market share in its core products through acquiring new clients, increasing its share of wallet and cross-selling products to its existing customers. Interbank seeks to meet the financial service needs of Peru’s growing middle class. After some years of high risk volatility in retail banking, Interbank believes the retail banking sector presents significant opportunities for growth at reasonable risk.

As of December 31, 2024, retail loans represented 52.5% of Interbank’s total loan portfolio outstanding as compared to 39.4% for the Peruvian banking system under SBS GAAP. Furthermore, Interbank’s strategy also seeks to continue capturing low-cost funding through a stable and diversified deposit base. The following charts show Interbank’s and the Peruvian banking system’s retail gross loans breakdown according to the SBS as of December 31, 2024.

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

Interbank launched its benefits hub in August 2024. Clients can now enjoy our entire value proposition in one place through the Interbank application. Interbank reached 77,000 active customers per day using this new development as of December 31, 2024. Another milestone was reached in November 2024, when Interbank doubled its market share for issued credit cards in Hiraoka, a major retail seller of electronics and technology in Peru, to 31% based on a commercial agreement.

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

(2)
Payroll deduction loans. Payroll deduction loans to public sector employees such as police officers, teachers and army employees, Interbank ranks first among private banks in Peru in terms of payroll deduction loans to public sector employees, with a market share of 21.2% as of December 31, 2024 as compared to 21.7% as of December 31, 2023.

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

Interbank’s mortgage loans outstanding grew at a CAGR of 8.1% between December 31, 2020 and December 31, 2024 compared to a CAGR of 6.7% for the Peruvian banking system in the same period. Between December 31, 2023 and December 31, 2024, Interbank’s growth in mortgage loans outstanding was 7.5%, compared to 5.1% for the Peruvian banking system over the same period. For 2023, Interbank’s growth in mortgage loans outstanding was 5.9% with respect to 2022, as compared to 5.1% for the Peruvian banking system over the same period. For 2024, Interbank’s mortgage loan balances amounted to S/10.6 million, of which 95% were denominated in soles and the remaining 5% in U.S. dollars.

Interbank also provides residential construction loans to real estate developers. Although these loans are reported within the commercial banking portfolio, they are managed together with retail banking mortgages because of the synergies between the businesses. Financing real estate projects provides Interbank with an opportunity to market mortgage loans to home buyers.

In 2001, the Peruvian government launched the Nuevo Crédito Mivivienda program, a social initiative to promote the construction of low-income housing, of which Interbank is an active participant. During 2024, the Nuevo Crédito Mivivienda program disbursed 1,381 outstanding loans, mainly to develop multi-family buildings. The Nuevo Crédito Mivivienda program provides direct funding to match each loan underwritten by banks, as well as credit risk coverage for up to two-thirds of any realized loss. Furthermore, the program subsidizes part of the down payment to the end customer to promote real estate acquisition in the country. In addition, by the end of 2023 the Peruvian government launched the Credit Risk Coverage Service (Cobertura de Riesgo Crediticio – CRC), which allows banks to offer own funding home loans with the possibility to maintain credit risk coverage of up to two-thirds of any realized loss.

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

As of December 31, 2024, Interbank was the fourth largest bank in terms of commercial loans outstanding, with a total commercial loan portfolio amounting to S/23.2 billion, representing a 10.9% market share, while its past-due loan ratio stood at 2.0%, the lowest among the largest four banks in Peru.

The following charts show Interbank’s and the Peruvian banking system’s commercial gross loans breakdown according to the SBS as of December 31, 2024:

Source: SBS.

According to the SBS, in general terms, corporate loans are loans offered to companies with annual sales exceeding S/200.0 million in the previous two years; large loans are offered to companies with annual sales between S/20.0 million and S/200.0 million in the previous two years, medium loans are offered to companies with a total debt in the Peruvian financial system above S/300,000 in the last six months that cannot be classified as corporate or large companies; small size loans are offered to companies with a total debt in the Peruvian financial system between S/20,000 and S/300,000 in the last six months; micro-company loans are offered to companies with total debt in the Peruvian financial system no higher than S/20,000 in the last six months. Additionally, in 2024, the Impulso MyPeru program had a significant impact on financing medium-sized and small business banking. This programme was a government-backed initiative aimed at providing accessible loans to businesses that may face difficulties in obtaining traditional financing from commercial banks.

Corporate Banking

Interbank’s corporate banking unit is primarily responsible for providing services to companies with annual sales exceeding S/200.0 million or are part of a large economic group. Interbank’s corporate banking unit provides investment banking, structured finance and other sophisticated banking products to meet the needs of its target clients. Furthermore, Interbank focuses on developing a relationship with each client and promoting fee-related and low-risk products, such as supply chain financing, collections, transfers and foreign exchange services, all tailored to meet the particular requirements of each client.

Medium-Size Business Banking

Interbank’s medium-size business banking unit offers many of the same products as those of the corporate banking unit mainly to medium-size enterprises with annual sales between S/5.0 million and S/200.0 million. The unit primarily provides Interbank’s clients with working capital loans secured by accounts receivable and other products, including financing for medium and long-term investment programs. Medium-size businesses also constitute an important source of deposits.

Medium-size enterprises in Peru generally do not have access to financing through local or international capital markets or to term loans from foreign banks. Interbank expects to capitalize on the significant growth opportunities in this sector and to profit from the margins that it offers when taking into account the reasonable degree of risk involved. We believe that this sector can continue growing along with the Peruvian economy.

Small Business Banking

Interbank’s small business banking unit serves companies with annual sales between S/500,000 and S/5.0 million. Interbank offers working capital loans, fixed asset financing, revolving lines of credit and transactional accounts to small businesses. Interbank has invested in building an experienced team and developing a strong IT platform, with online and automated processes to better serve these customers.

Main Commercial Banking Products

Medium-Term Loans. Interbank offers term loans, which are loans with tenors over 1 year. These loans are usually collateralized with mortgages and/or other assets in order to secure the credit facility. Furthermore, Interbank earns structuring fees from these transactions.

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

Institutional Banking

Interbank’s institutional banking unit serves primarily non-profit public and private organizations, international entities, educational institutions, nongovernmental organizations and local financial institutions. As of December 31, 2024, the institutional banking unit had more than 760 clients, S/7.3 billion in current account deposits and S/5.8 billion in time deposits, accounting for 17.3% of Interbank’s total deposits.

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

Distribution Channels

Interbank has built and developed one of the best omni-channel platforms that combine physical and digital presence, serving over 5.4 million customers as well as non-customers across Peru.

In terms of physical presence, Interbank has developed a highly convenient network. As of December 31, 2024, Interbank had 149 financial stores and operated 1,750 ATMs, one of the largest ATM network in Peru and the largest out-of-branch ATM network. Interbank has the largest number of financial stores within retail locations in Peru. Interbank has 58 financial stores in the aggregate across Plaza Vea, Vivanda and shopping malls, as of December 31, 2024. Moreover, with the intention of offering greater convenience as well as providing underserved customers with greater access to financial services, Interbank operates a network of 7,501 correspondent agents (includes external network) as of December 31, 2024, known as Interbank Agente.

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

The following table shows the number of monetary transactions of each distribution channel:

Number of transactions in December, in millions of soles	2020	2021	2022	2023	2024	CAGR 2020-2024
Financial stores	1.5	1.2	1.0	0.9	0.8	(14.6%)
Off-branch	18.5	25.4	31.5	30.9	27.0	9.9%
ATMs	5.6	6.0	7.0	6.4	5.4	(0.9%)
Correspondent agents	3.4	4.0	3.6	2.9	2.2	(9.9%)
Mobile banking	9.4	15.3	20.8	21.5	19.2	19.5%
Other	0.1	0.1	0.1	0.1	0.2	12.2%
Total	20.0	26.6	32.5	31.8	27.8	8.5%

The following table shows the percentage of use of each distribution channel, reflecting a transition from the use of traditional channels (branches, ATMs and correspondent agents) to mobile banking:

In December, Percentage of total	2020	2021	2022	2023	2024
Financial stores	7.5%	4.5%	3.1%	2.9%	2.9%
Off-branch	92.5%	95.5%	96.9%	97.1%	97.1%
ATMs	28.1%	22.6%	21.5%	20.3%	19.5%
Correspondent agents	16.9%	14.9%	11.1%	9.0%	8.0%
Mobile banking	47.1%	57.6%	63.9%	67.5%	69.1%
Other	0.5%	0.4%	0.3%	0.3%	0.6%
Total general	100%	100%	100%	100%	100.0%

Financial Stores

As of December 31, 2024, Interbank had 149 financial stores in Peru. After peaking 290 financial stores in 2016, the number of financial stores decreased mainly due to the success in transferring basic transactions from the stores to more efficient channels, the use of online banking and mobile applications, and process improvements. However, Interbank maintains the fifth largest network of financial stores among Peruvian banks, covering 23 of Peru’s 25 regions. A large number of the financial stores are located in convenient, high traffic areas, such as supermarkets and shopping malls, to maximize client coverage.

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

ATMs

Interbank’s strategy is to offer its customers increased convenience.As of December 31, 2024, had one of the largest ATM network in Peru with 1,750 ATMs located across the country. This allowed Interbank to place ATMs in higher convenience locations, invest in renewing and updating its equipment, and continue to grow year over year in monetary transactions kept growing year-over-year in this channel. The reduction of the network in 2019, responds to Interbank’s decision to discontinue the operation of 359 coin-dispensing ATMs, migrating those transactions to more efficient channels like regular ATMs or correspondent agents.

As of December 31, 2024, 1,750 ATMs make up one of the largest out-of-branch networks in Peru, as reported by ASBANC. The ATM channel is one of the largest channels in Peru in terms of monetary transactions, with a 19% share and has advanced features, including cardless withdrawals, and the ability to receive cash deposits, bill and credit card payments in cash or via debit card, as well as disburse payroll advances. To offer this increased convenience in an efficient way, Interbank operates under the Global Net brand which is also a business line that provides ATM services to other financial institutions in Peru and acquires ATM transactions for all major global brands, including Visa, MasterCard, American Express, JCB, Union Pay, Diners and Discovery.

The following chart illustrates the evolution in number of Interbank’s ATMs according to ASBANC.

Correspondent Agents

This channel operates under the Interbank Agente brand and consists of providing traditional merchants, for example, warehouses, pharmacies, low-cost electronic terminals that allow customers to carry out basic cash transactions, such as withdrawals, deposits and utility bill payments. In order to accelerate and broaden geographic coverage, Interbank incorporated external correspondent agents, which currently represent 64% of the total correspondent agents, expanding its network from more than 5,698 as of December 31, 2022 to 7,501 as of December 31, 2024. We believe that Interbank’s focus on migrating low-value cash transactions from stores to more efficient channels contributed to have 2.2 million transactions in this channel.

The following chart illustrates the evolution of Interbank’s correspondent agents according to Interbank’s information.

Mobile Banking

Interbank has developed a robust digital ecosystem that allows its customers to fulfil their financial needs and goals with a 100% digital experience. Its objective is to provide a journey which does not require physical contact so that its clients do not need to physically visit a branch or contact the call center, unless the customer chooses to do so. Interbank offers digital banking to its new and existing customers through its website and its mobile application. In December 2024, Interbank had more than 3.5 million monthly active users and registered over 19.2 million monetary transactions as well as 201.5 million non-monetary transactions. Its mobile application was the highest rated in the Google Play Store among the four largest banks in Peru. In addition to its website and mobile banking channels, Interbank has also developed other digital solutions that address specific customer segments or needs such as Interbank Benefit, a loyalty program, and Cuenta Sueldo APP, where our payroll account customers can access special discounts and benefits. Furthermore, in 2019, Interbank launched Crédito por Convenio APP, which services Interbank’s public sector payroll deduction loan customers.

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

Increased monthly usage of digital solutions among customers is key to Interbank’s strategy as mobile banking customers interact monthly more than eight times the amount that branch customers do, have lower transactional costs and have a better net promoter score and churn indicators as of December 31, 2024.

Furthermore, in December 2024, 81.9% of Interbank’s retail customers that interacted with the bank through any channel were digital customers, that is, customers that also access Interbank’s services though internet and mobile banking, while monetary transactions in this channel decreased by 10.6%, mainly in the Interbank App, from December 2023 to December 2024.

Contact Center

Interbank seeks to prioritize the self-service of its clients, offering the help of service advisors 24/7 who can meet the needs of customers. Interbank’s strategy focuses on delivering first contact solutions, generating value in each contact.

Additionally, we seek to generate value in each touch point, with products and benefits to improve customers’ experience and thus their relationship with the bank. In May 2020, Interbank launched their service bot “AVI” offered through the WhatsApp platform. During 2024, Interbank focused on continuing to grow this channel, reaching 388,037 average monthly interactions, approximately 260,296 of which were self-assisted in December 2024, compared to 92,553 self-assisted interactions in December 2023.

Interbank has a state-of-the-art contact center, which managed an average of over 595,275 assisted interactions per month in 2024, answering inquiries from clients, offering assistance and information, and selling new products to customers. Interbank has a dedicated telephone sales force of 210 employees as of December 31, 2024, which sells credit cards and short loans. The dedicated sales force is a key resource for customer acquisition and for Interbank’s up-selling and cross-selling campaigns.

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

Additionally, through Oficio Múltiple N° 11235-2023, issued on March 10, 2023, the SBS established exceptional measures applicable to credit card loans, allowing these to be subject to the provisions set forth in Oficio Multiple N° 54961-2022, Oficio Múltiple N° 03583-2023 and Oficio Múltiple N° 09702-2023, subject to certain conditions. Pursuant to these provisions, financial institutions were also allowed to offer extensions or grace periods as alternatives for minimum payments on credit card loans. The aforementioned rules were repealed in April 2023 by Oficio Multiple N° 17305-2023, but did not affect loans that had already been rescheduled thereunder.

Lastly, the excess liquidity generated by measures during 2024, such as the withdrawal of CTS deposits and pension funds, has led to an improvement in the risk rating scoring (“BURO”), which has affected the regular behavior and performance of expected credit losses in the retail client segment. Under these circumstances, it has been necessary to enhance the monitoring of the expected loss model outcomes and to record subsequent adjustments to the calculations. These adjustments aim to neutralize the temporary improvements in credit scoring and ensure a more accurate risk estimation, considering the current uncertainty in loan performance.

Information Technology Unit

Interbank invests in new technology and the maintenance of its existing equipment and infrastructure aiming to improve the value proposition to its customers, increase its efficiency and support business growth. The Information Technology Unit focuses on assuring 24-hour service availability, enhancing the timeliness of data processing, guaranteeing data protection and anti-fraud security, updating and maintaining hardware platforms and software systems, developing contingency plans and implementing technology projects aligned with the business strategy. Interbank’s IT system processes credit cards, savings accounts, personal and commercial loans, and electronic transactions such as peer to peer and QR Code payments.

To comply with business and regulatory requirements, Interbank has strengthened its IT governance model by incorporating best practices for IT quality assurance, risk evaluation, project management and dividing responsibilities within the teams that operate the technology and the teams that develop new solutions. It has also strengthened its business continuity program through increased redundancy programs and upgraded hardware and software components. This model includes establishing operating partnerships with various leading word-class IT vendors.

The increase in transactions served by Interbank has been steady, with a 56% increment observed when comparing transactions in December 2024 against transactions in December 2023. Interbank continued making significant investments to upgrade its data centers and central technology platforms to provide a stable and secure environment for Interbank’s growing operations, a better understanding of cost drivers, and improve its processes. In December 2024, Interbank renewed the data center outsourcing contract with Kyndryl for a 5 year period.

During 2024, Interbank piloted programs aimed at incorporating AI Tools into its software development and IT operations processes, with the objective of generating efficiencies, minimizing risks and improving time to market through automation. Practices like DevSecOps and Platform Engineering are being adopted by the software development teams.

Interbank’s IT strategy is focused on projects and platforms that add tangible value to the customer and help accelerate the bank’s digital transformation. This includes customer-facing applications that provide a seamless digital experience to internal and external customers through all its channels. Interbank also invests in back-end and core applications to keep them up to date.

Our IT investments are aimed at deepening the understanding of the customer to achieve service levels that exceed their expectations, providing solutions to their needs and enabling a commercial platform with contextual and real time offerings. To provide this, and foster a data-driven culture, Interbank has invested in making governed data available and developing AI capabilities as well as monitoring and enhancing the decision-making process across different business units.

Interbank IT unit fully utilizes the new technologies that allow the flexibility, scalability and availability required to fulfill customer demands. APIs, micro services and multicloud environments have been implemented since 2018 to reach these objectives. A close relationship with fintechs also helps Interbank to leverage some capabilities and creates opportunities to learn about the way to approach different solutions. Our operation model based on an agile framework allow us to adopt a hybrid model where technology teams can work remotely or on bank’s premises achieving optimal levels of effectiveness and efficiency. This hybrid model combines remote work with in-person spaces to ensure proper alignment and team integration and will continue throughout 2025, allowing also to incorporate international talent into the teams.

Insurance Segment

Overview

Interseguro is an insurance company that caters to Peru’s growing middle class and is focused on annuities and life insurance, which is the fastest growing insurance market segment in Peru, driven by individuals seeking life protection with savings options. Interseguro has been the leader in the Peruvian annuities (excluding private annuities) segment since 2010, with market shares in terms of premiums of 30.5% and 27.9% for the years ended December 31, 2024 and 2023, respectively.

For the four-year period ended December 31, 2024, Interseguro’s ROE averaged 21.8% compared to 17.1% for the Peruvian insurance industry. For the year ended December 31, 2024, Interseguro’s premiums increased 18.2% as compared to 2023, according to the SBS, related to higher sales as a result of a growing market in private annuities, individual life and retail insurance products. As of December 31, 2024, Interseguro was the fifth largest consolidated insurance company in Peru. In addition, in terms of the size of its portfolio, Interseguro was the second largest insurance company in Peru as of December 31, 2024.

Interseguro intends to leverage its leading position in annuities, as well as Intercorp Peru’s and Interbank’s retail distribution capacity, and its own sales force, particularly those specializing in life insurance products, to continue capturing growth opportunities in the insurance industry. In addition, Interseguro expects to continue developing new products to satisfy increasing demand for insurance products by middle class families in Peru.

Interseguro offers a range of annuity products:

•
Retirement annuities: offered to members of the Peruvian private pension system who choose to convert their pension personal account into an annuity provided by a life insurance company.
•
Disability annuities: available to members of the Peruvian private pension system who have been declared permanently or partially disabled.
•
Survivorship annuities: offered to beneficiaries of deceased members of the system.

While the demand for these three types of annuities has slowed in recent years, growing by 5% in 2024, Interseguro has also introduced private annuities. These are sold to any owner of private funds and are not restricted to members of the pension system and their accumulated capital. In 2024, the demand for this type of annuities grew by 109%, increasing our market share from 11% in 2023 to 14% in 2024.

Beyond annuities, Interseguro offers traditional life insurance products, which are sold through both, commercial agents and digitally. These products have experienced double-digit growth on average over the past five years, driven by low insurance penetration in Peru. This growth has led to an increase of market share from 10.3% to 16.7%.

Moreover, Interseguro offers products in alliance with Interbank, which aim to address contextual needs of their current clients, such as credit card protection and credit life insurance. Furthermore, Interseguro offers low-cost premium retail insurance products, mainly sold through digital channels, including SOAT, car insurance and travel insurance.

For the years ended December 31, 2024, and 2023, Interseguro’s net results were net profit of S/201.9 (U.S.$53.6 million) and S/292.1 million (U.S.$78.7 million), respectively. As of December 31, 2024 and 2023, Interseguro had shareholders’ equity of S/557.6 million (U.S.$148.1 million) and S/438.1 million (U.S.$115.2 million), respectively. Interseguro’s ROE for the years ended December 31, 2024 and 2023 was 41.6% and 86.2%, respectively, while ROA was 1.3% and 2.0%, respectively.

For the years ended December 31, 2024 and 2023, Interseguro’s net profit under SBS GAAP were S/376.3 million and S/315.1 million, respectively. The increase in Interseguro’s net profit under SBS GAAP for the year ended December 31, 2024 as compared to 2023 was primarily a result of S/206.8 million increase in gross premiums. According to the SBS, as of December 31, 2024, Interseguro had shareholders’ equity of S/1,425 million as compared to S/1,338 million for 2023. Interseguro’s ROE under SBS GAAP for the year ended December 31, 2024 was 27.9%, as compared to 25.6% for the year ended December 31, 2023.

Interseguro’s Business Lines

Interseguro has three business lines: (1) annuities, (2) retail insurance and (3) individual life.

The following chart shows Interseguro’s and the Peruvian insurance system’s breakdown by life insurance premiums plus collections according to the SBS as of December 31, 2024:

Interseguro

Source: SBS.

Insurance system

Source: SBS.

The following chart shows Interseguro’s gross premiums and collections, according to the SBS for the periods indicated.

Gross Premiums and collections (S/ in Millions)

Source: SBS.

(1)
Excluding gross premiums from disability and survivorship.

Annuities

An annuity is a type of insurance policy that, in exchange for an initial lump sum payment, provides regular monthly payments. Interseguro offers three types of annuities by currency: soles, U.S. dollars and soles indexed to CPI, adjusted by 2% per year.

There are also two groups of annuities: (i) Regular Retirement Annuities are the annuities sold under the Peruvian private pension system, and (ii) Private Annuities which include the Renta Privada product. In Peru, employees may choose to deposit their cumulative contributions in the public or the private pension system. Under the private pension system, upon retirement, a retiree has the option of converting the capital accumulated into a personal account maintained with an AFP, collecting 95.5% of their accumulated capital or converting the capital into an annuity offered by an insurance company, such as Interseguro.

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

The following table shows Interseguro’s Annuity Gross Premiums by type from 2020 to 2024.

Annuities Gross Premiums (S/ in Millions)

375
843
668
487
676
9
148
117
99
2
8
277
471
83
4
9
180
411
66
2
8
158
232
88
2
8
330
222
113
4
2020
2021
2022
2023
2024
Regular retirement
Disability
Survivorship
Private Annuities
Previsional Insurance

Source: Company information.

Interseguro’s annuities products include:

Regular Retirement Annuities

Retirement. The retirement annuity product is directed to members of the Peruvian private pension system who are 65 years of age or older and retiring, although the Peruvian Law allows some exceptions for early retirement. This product represented 0.5% of annuities sold by Interseguro for the year ended December 31, 2024 as compared to 0.4% for the year ended December 31, 2023 and 0.3% for the year ended December 31, 2022.

Private Annuities

Private Annuities. The Private Annuities product was launched in 2016 allowing the recovery of Interseguro’s premiums and collections from the effects of the Law No. 30425, enacted in 2016. This product can be sold to any owner of private funds and is not restricted to members of the system and their accumulated capital. The annuity can have any duration and the lump sum invested can be partially or totally repaid at the end of the annuity, if it has one. As of the date of this Annual Report on Form 20-F, most of the clients and their funds come from retirees that chose to withdraw 95.5% of their accumulated capital. Private Annuities represented 48.7% of annuities sold by Interseguro for the year ended December 31, 2024 as compared to 32.4% and 26.9% for the years ended December 31, 2023 and 2022, respectively.

Disability and Survivorship Annuities

Disability and Survivorship. Under Peruvian law there is a mandatory insurance coverage for all members of the pension system paid monthly in addition to their contribution. In case a member has been declared permanently or partially disabled, or deceased while having legal beneficiaries, this insurance completes the accumulated capital as if the individual had worked until retirement age, allowing a better pension when applying for the retirement. While this insurance is not an annuity, it is closely related to the one we describe next. Disability and survivorship represented 1.2% of annuities sold by Interseguro for the year ended December 31, 2024 as compared to 1.6% and 1.3% for the years ended December 31, 2023 and 2022, respectively.

The SBS conducts a Dutch auction every two years inviting insurance companies to bid to determine which insurance company will be the provider for this insurance in a two-year period. Interseguro was successful in the 2015 auction, and as a result of the merger with Seguros Sura, they were also a provider for 2017. After some years of unsuccesful participation in the auction, Interseguro was awarded a fraction of the contract in 2024 for a two-year period.

Disability and Survivorship Annuities. The disability and survivorship annuity product is offered to members of the Peruvian private pension system who have been declared permanently or partially disabled and to beneficiaries of deceased members of the Peruvian private pension system. This annuity is offered in conjunction with the disability and survivorship mandatory insurance. Disability and survivorship annuity products accounted for 49.5% annuities sold by Interseguro for the year period ended December 31, 2024 as compared to 65.6% and 71.5% for the years ended December 31, 2023 and 2022, respectively.

All retirement annuities sold under the Peruvian private pension system offer monthly payments for the life of the policyholder and thus the initial lump sum is never recovered. A retiree’s joint choice of an insurance company, currency denomination and retirement modality is irrevocable.

Product differentiation is limited in the Peruvian annuities sector, as product features are regulated by the SBS. The market position of each insurance company is driven instead by its sales strategy and quality of service. Interseguro’s sales strategy, consisting of providing ongoing sales force training, and implementing innovative control and management mechanisms, has permitted Interseguro to be the market leader in the annuities sector.

For the year ended December 31, 2024, Interseguro’s market share by annuity premiums (including Private Annuities and excluding Previsional Insurance) was 18.9%, nearly 251 basis points higher than its next competitor’s market share.

Retail Insurance

Interseguro offers simple, low-cost premium products targeted to middle class families and sold mainly through Interbank financial stores, as well as digital channels. In 2016, Interseguro expanded its retail insurance portfolio with an online sale for the launch of the digital SOAT and in 2018, with travel insurance and vehicle insurance.

Interseguro offers the following retail insurance products:

Credit Life Insurance. The credit life insurance product protects against death or disability of the insured and is designed to pay the debt owed by a customer to the financial institution. This product is available for mortgages, credit cards and personal loans. Credit life insurance represented 64.5% of total retail insurance premiums assumed by Interseguro for the year ended December 31, 2024 as compared to 59.7% and 57.6% for the years ended December 31, 2023 and 2022, respectively.

Debit and Credit Card Protection Insurance. The debit and credit card protection insurance product protects the insured against financial loss, medical expenses for hospitalization or accidental death as a result of theft, assault and abduction. Debit and credit card protection insurance represented 14.8% of total retail insurance premiums assumed by Interseguro for the year ended December 31, 2024 as compared to 15.2% and 6.7% for the years ended December 31, 2023 and 2022, respectively.

SOAT (Seguro Obligatorio de Accidentes de Tránsito). The SOAT product protects against the risk of death or injury to occupants and third parties involved in an automobile accident. The SOAT product is mandatory, and coverage is limited to cover personal injury, excluding any physical damage to the vehicle. The SOAT product accounted for 13.7% of total retail insurance premiums assumed by Interseguro for the year ended December 31, 2024 as compared to 14.3% and 14.4% for the years ended December 31, 2023 and 2022, respectively.

Vehicle Insurance. The vehicle insurance coverage includes damage to vehicles due to traffic accidents, total loss, theft, fire, nature risks, strikes or vandalism and civil liability for occupants and third parties. Occupants’ damages such as permanent disability, healing expenses, funeral expenses and death are also covered. In addition, this insurance includes replacement drivers, cranes and mechanical assistance, among others. Vehicle Insurance represented 2.4%, 3.7% and 5.2% of total retail insurance premiums assumed by Interseguro for the years ended December 31, 2024, 2023 and 2022, respectively.

Loan Protection Insurance. The loan protection insurance covers a specific number of payments of a loan in case the insured loses his job. Loan protection insurance accounted for 0.8% of total retail insurance premiums assumed by Interseguro for the year ended December 31, 2024 as compared to 3.1% and 4.8% for the years ended December 31, 2023 and 2022, respectively.

Others. The other products category protects against personal accidents. Other products accounted for 3.9% of total retail insurance premiums assumed by Interseguro for the year ended December 31, 2024 as compared to 4.0% and 10.2% for the years ended December 31, 2023 and 2022, respectively.

Individual Life

Although the individual life insurance market remains relatively small in Peru, the market has grown at a CAGR of 13.8% between December 31, 2020, and December 31, 2024. For the year ended December 31, 2024, the individual life insurance market increased 25.3% as compared to 2023, primarily due to an aggressive growth of the three leading companies (with Interseguro being third) by S/377 million.

Interseguro offers a variety of individual life insurance products, providing a wide range of coverage for the length of a policyholder’s life. Most of Interseguro’s products also provide savings features.

Interseguro’s strategy in individual life insurance consists in adapting its products to the emerging Peruvian middle class, developing a highly trained sales force, achieving high standards of sales efficiency and leveraging digitalization to increase sales of life insurance (in 2024, digital sales accounted for 22% of total life insurance sales). For the year ended December 31, 2024, Interseguro positioned itself as the third largest participant in the individual life insurance market, with a 16.7% market share by individual life premiums, according to the SBS.

Sales Force

Interseguro markets its annuities and individual life insurance products through its own dedicated sales force both in Lima and across Peru’s provinces, without a third-party intermediary. Prior to the pandemic, sales in annuities and life insurance products were only conducted in-person, but digitalization of these sales was accelerated.

In annuities, Interseguro employed 95 agents, 46 in Lima and 49 outside of Lima as of December 31, 2024. Each salesperson receives training through a multiple-level program, which includes training in macroeconomic background, financial statement analysis, investment policy, marketing techniques and time management. In addition, Interseguro’s annuity sales agents specialize in the sale of different types of annuity products. As a result, Interseguro’s sales force is trained to satisfy each customer’s needs.

In life insurance, Interseguro employed 695 agents, 470 agents in Lima and 225 agents outside of Lima, as of December 31, 2024. We believe that training develops effective sales techniques and the skills to assess customer needs, which we believe is one of Interseguro’s critical competitive advantages. Interseguro has a specialized team focused on setting a training curriculum for each salesperson in the first three years with the company as well as in assigning a mentor to each new recruit.

As of December 31, 2024, Interseguro works with five brokers nationwide to offer SOAT. Interseguro also works with insurance brokers to sell SOAT to increase coverage in Peru with limited capital investment. As of December 31, 2024, the brokerage channel accounts for approximately 9.3% of Interseguro’s total SOAT sales.

Strategic Partners

Interseguro offers its retail insurance, such as credit life insurance, debit and credit card protection insurance, loan protection insurance and SOAT through non-traditional channels, including partnerships with Interbank and Intercorp Retail.

Through its partner companies, Interseguro reaches a large number of customers, offering a convenient and reliable payment mechanism. This distribution network represents one of Interseguro’s strongest competitive advantages, as it allows for a broad insurance product offering, mainly through 145 financial stores belonging to Interbank.

As of December 31, 2024, Interseguro's retail insurance premiums sold by strategic partners account for 80.3% of total retail sales:

Strategic Partners	Retail insurance premiums breakdown
Interbank	79.9%
Intercorp Retail (Plaza Vea and Oeschle)	0.4%

Investments and Investment Management

Investment Portfolio

Interseguro invests the insurance premiums yet to be paid out in claims in its investment portfolio, based on a policy of capital conservation and adequate diversification.

The main objective of Interseguro’s investment portfolio is to cover its future payment obligations, associated mainly with its annuities business, and, to a lesser extent, its life business. Interseguro maintains a conservative asset liability management approach, matching its obligations by currency and maturity. Interseguro’s portfolio focuses on investment grade fixed-income instruments in U.S. dollars, soles and inflation linked notes, mitigating interest rate, inflation, and currency risks. Interseguro’s obligations consist of technical obligations related to annuities that are sold at a fixed interest rate, thus Interseguro prioritizes the investments on fixed income securities that hedge such obligations. Based on Interseguro’s investment strategy, its portfolio shows asset sufficiency to cover insurance liabilities at a currency, duration, inflation and interest rate levels that hedge against volatility in these factors.

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

As of December 31, 2024, Interseguro’s investments amounted to S/15,026.5 million, of which S/12,286.2 million and S/818.5 million were fixed income securities, and equity securities and fund investments, respectively, as compared to S/14,051.4 million, of which S/12,018.2 million and S/735.0 million were fixed income securities, and equity securities and fund investments, respectively, in 2023. As of December 31, 2024, investments in real estate projects were S/1,381.8 million (approximately U.S.$367.2 million) as compared to S/1,298.2 million (approximately U.S.$350.5 million) for 2023.

The following tables present a breakdown of Interseguro’s investment portfolio by type of investment as of the dates indicated.

Investments by Type

	Book Value as of December 31,
	2024		2023		2022
	S/ in millions	%	S/ in millions	%	S/ in millions	%
Fixed Income	12,826.2	85.4%	12,018.2	85.5%	10,544.5	83.8%
Corporate Bonds	5,613.7	37.4%	4,926.7	35.1%	4,327.2	34.4%
Peruvian Sovereign Bonds	4,013.9	26.7%	3,785.7	26.9%	3,126.2	24.8%
Foreign Bonds	3,198.5	21.3%	3,305.8	23.5%	3,091.1	24.6%
Equity and Funds	818.5	5.4%	735.0	5.2%	750.5	6.0%
Equity	572.8	3.8%	611.9	4.4%	670.9	5.3%
Funds	245.7	1.6%	123.1	0.9%	79.6	0.6%
Real Estate	1,381.8	9.2%	1,298,2	9.2%	1,287.7	10.2%
Total	15,026.5	100.0%	14,051.4	100.0%	12,582.8	100.0%

The following tables present a breakdown of Interseguro’s investment portfolio by currency as of the dates indicated.

Investments by Currency

	Book Value as of December 31,
	2024		2023		2022
Portfolio	S/ in millions	%	S/ in millions	%	S/ in millions	%
Sol(1)	10,488.6	69.5%	9,592.0	68.3%	8,542.6	67.9%
U.S. dollar	4,577.9	30.5%	4,459.3	31.7%	4,040.2	32.1%
Total	15,026.5	100.0%	14,051.3	100.0%	12,582.8	100.0%

(1)
Real estate investments are measured in soles.

The following tables present a breakdown of Interseguro’s investment portfolio by rating as of the dates indicated.

Investments by Rating(1)

	As of December 31,
	2024		2023		2022
	(S/ in millions)%		(S/ in millions)%		(S/ in millions)%
AAA	934.4	23.9%	931.7	28.5%	836.9	27.1%
AA+ to AA-	2,848.6	73.0%	2,238.9	68.4%	2,221.0	72.0%
A+ to A-	120.7	3.1%	102.0	3.1%	25.7	0.8%
Total Local Ratings	3,903.8	100.0	3,272.6	100.0	3,040.6	100.0
AAA	0.0	0.0%	0.0	0.0%	0.0	0.0%
AA+ to AA-	31.3	0.3%	25.5	0.3%	26.4	0.4%
A+ to A-	509.1	4.7%	507.2	5.8%	477.3	6.4%
BBB+	739.4	6.8%	2,758.2	31.5%	2,383.4	31.9%
BBB	5,498.1	50.5%	2,896.9	33.1%	2,710.0	36.3%
BBB-	3,420.7	31.4%	1,798.9	20.6%	1,252.4	16.8%
BB+	0.0	0.0%	454.9	5.2%	262.0	3.5%
BB	595.0	5.5%	0.0	0.0%	0.0	0.0%
BB-	101.0	0.9%	94.6	1.1%	349.5	4.7%
B	0.0	0.0%	209.2	2.4%	0.0	0.0%
CCC+	0.0	0.0%	0.0	0.0%	0.0	0.0%
Total Foreign Rating	10,894.7	100.0	8,745.4	100.0	7,461.0	100.0

(1)
Includes only credit rated fixed-income investments.

In regards to fixed income, Interseguro prioritizes the investment in local bonds and foreign bonds with a higher risk rating of AA- and BBB-, respectively.

The following table presents a breakdown of Interseguro’s investment portfolio by maturity as of the dates indicated.

Investments by Maturity

	Book Value as of December 31,
	2024	2023	2022
	S/ in millions	S/ in millions	S/ in millions
Maturity
0-5 years	1,168.4	690.6	467.6
6-10 years	4,073.2	2,030.8	1,264.0
11-20 years	6,409.6	6,076.8	5,445.1
21+ years	2,971.8	3,220.0	3,367.9
No maturity(1)	2,345.3	2,033.2	2,038.2
Total	16,968.3	14,051.3	12,582.8

(1)
Real-estate and equity investments.

Fixed-Income

In regards to fixed income, Interseguro prioritizes the investment in local bonds and foreign bonds with a risk rating higher than AA- and BBB-, respectively.

As of December 31, 2024, Interseguro’s fixed-income investments represented 85.4% of its total portfolio, of which 37.4% were corporate bonds, 26.7% were Peruvian sovereign bonds, and 21.3% were foreign bonds. As of December 31, 2023, Interseguro’s fixed-income investments represented 85.5% of its total portfolio, of which 35.1% were corporate bonds, 26.9% were Peruvian sovereign bonds, and 23.5% were foreign bonds. As of December 31, 2022, Interseguro’s fixed-income investments represented 83.8% of its total portfolio, of which 38.4% were corporate bonds, 24.8% were Peruvian sovereign bonds, and 20.5% were foreign bonds.

As of December 31, 2024, 100% of bonds with local ratings and 89.4% of bonds with international ratings had investment grade status.

Equity and Funds

Substantially all of Interseguro’s equity and funds portfolio is invested in companies with low beta and relatively stable and predictable cash flows. Interseguro’s equity and funds portfolio is invested across Latin America and the United States. As of December 31, 2024, Interseguro’s equity and funds portfolio represented 5.4% of its total portfolio, of which 59% was invested in foreign securities and 41% in local securities. As of December 31, 2023, Interseguro’s equity and funds portfolio represented 5.2% and of its total portfolio, of which 64% was invested in foreign securities and 36% in local securities. As of December 31, 2022, Interseguro’s equity and funds portfolio represented 6.0% and of its total portfolio, of which 63.3% was invested in foreign securities and 36.7% in local securities.

Real Estate

Interseguro’s investments in real estate are made across the different types of properties: office, industrial, retail and land for development. Real estate income derives from the appreciation of real estate property and from rental income from its tenants. Interseguro’s rental income comes primarily from Orquídeas (offices building) and Tabacalera (industrial asset). Tabacalera is an industrial property leased to Teleatento Peru S.A.C, which is a company dedicated to call centers. As of December 31, 2024, Interseguro’s investments in real estate projects represented 9.2% of its total portfolio, as compared to 9.2% and 10.2% for the years ended December 31, 2023 and 2022, respectively.

Reinsurance

Interseguro transfers risks to reinsurers in order to limit its maximum aggregate potential loss and minimize exposures on large particular individual risks. Reinsurance is placed with reinsurance companies based on its reinsurance policy, which is annually approved by Interseguro’s board of directors and its risk committee. Interseguro’s main reinsurers are four international reinsurance companies: Scor Global Life, Munich Re, Gen Re and Hannover.

Premiums ceded to reinsurers represented 2.3%, 1.6% and 1.3% of Interseguro’s premiums assumed for the years ended December 31, 2024, 2023 and 2022, respectively (these percentages do not include the reinsurance for the pension-related insurance (disability and survivorship)).

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

Interseguro has undertaken investments in technology with the aim of providing a modern, stable and secure platform to support its rapidly expanding business and creating new capacities in data, analytics and artificial intelligence. In line with this, Interseguro completed the migration of all its systems to MS Cloud in 2024. Interseguro invested approximately S/1.6 million in projects for the year ended December 31, 2024 and approximately S/1.9 million and S/1.5 million in projects for each of the years ended December 31, 2023 and 2022, respectively. Interseguro plans to invest approximately S/45.0 million over the next three years in technology.

As a result of the COVID-19 pandemic, cybersecurity risks have increased primarily due to implementation of remote work policies. In response, Interseguro has implemented additional cybersecurity measures to prevent, detect, and respond to these enhanced cybersecurity risks. These measures focus primarily on the improvement of access management processes within the company, implementation of processes to supervise access to the company’s systems, implementation and updates of the company’s information security policies and procedures, and evaluation of new threats in cybersecurity.

Wealth Management Segment

Overview

Inteligo is a provider of wealth management services through Inteligo Bank, brokerage services through Inteligo SAB and mutual funds management services through Interfondos. Inteligo Bank primarily focuses on individuals with investable assets in the range of U.S.$500,000 and U.S.$10.0 million, where Inteligo believes there is higher growth potential. Inteligo SAB and Interfondos focus on providing brokerage and mutual funds services to individuals with investable assets under U.S.$500,000. As of December 31, 2024, Inteligo had assets under management of S/27,460.8 million (U.S.$7,295.6 million) as compared to S/23,181.5 million (U.S.$6,250.1 million) in 2023. Inteligo’s assets under management grew at a CAGR of 8.5% between December 31, 2019 and December 31, 2024. Inteligo conducts various types of banking, trust, financing, brokerage and investing activities for high net worth individuals.

Inteligo SAB also provides sales and trading operations for individual and institutional customers primarily in the Peruvian capital markets. As of December 31, 2024, Inteligo SAB was the sixth largest broker by market share in equities trading, according to the SMV. Interfondos is the fourth largest mutual fund manager in Peru with a 16.45% market share based on assets under management, according to the SMV.

Inteligo’s result for the year ended December 31, 2024 was a net profit of S/137.3 million, as compared to S/36.2 million in 2023. As of December 31, 2024, Inteligo had shareholders’ equity of S/1,044.1 million as compared to S/920.9 million in 2023. Inteligo’s ROE for the year ended December 31, 2024 was 14.2% as compared to 4.0% in 2023.

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

The strength of Inteligo’s financial advisory services has contributed to the growth of its fee income as a percentage of its revenues. Inteligo’s fee income from financial services, net increased from S/146.2 million for 2023 to S/171.0 million for 2024.

Lending

Inteligo offers lending services through Inteligo Bank to complement its wealth management business only to its existing clients. Most of the loans are categorized as consumer financing.

Inteligo Bank’s loan portfolio was fully collateralized by its clients’ assets as of December 31, 2024. Inteligo’s net loan portfolio totaled S/1,622.5 million as of December 31, 2024, increasing 6.8% from S/1,519.7 million, as of December 31, 2023. Inteligo’s net loan portfolio represented 37.6% of its total assets as of December 31, 2024 as compared to 34.7% for 2023.

Portfolio Investments

Inteligo manages a proprietary portfolio primarily composed of medium-term investments in fixed-income securities and private equity. Inteligo’s investment team uses third-party funds as well as individual fixed income and equity securities.

Inteligo’s investment portfolio as of December 31, 2024, totaled S/1,986.4 million, an increase of 7.1%, from S/1,855.1 million as of December 31, 2023, mainly explained by purchases of fixed income investments. In addition, Inteligo’s investment portfolio represented 46.0% of total assets as of December 31, 2024 as compared to 42.4% and 33.3% as of December 31, 2023 and 2022 respectively.

The following tables show the composition of Inteligo’s portfolio by asset class as of the dates indicated.

Investments by Asset Class

	As of December 31,
	2024	2023	2022
Asset Class	(S/ in millions)
Fixed income	240.3	254.0	210.6
Equity	456.1	436.9	217.7
Managed accounts (Fixed income)	576.7	524.0	263.4
Managed accounts (Long-Short)	126.5	127.2	108.1
Mutual funds & investment funds	586.9	512.9	898.4
Total	1,986.4	1,855.1	1,698.2

Investments by Maturity

	As of December 31,
	2024	2023	2022
Maturity	(S/ in millions)
0-5 years	62.1	147.4	149.5
6-10 years	456.2	404.9	203.9
11+ years	356.5	164.4	118.7
No maturity(1)	1,111.6	1,138.3	1,226.1
Total	1,986.4	1,855.1	1,698.2

(1)
Mutual Funds, equity and private equity investments.

Inteligo’s successful strategy is reflected by the strong growth of its assets under management which had a CAGR of 8.5% between December 31, 2019 and December 31, 2024. For the year ended December 31, 2024, Inteligo’s assets under management increased 18.5%, as compared to 2023. For the year ended December 31, 2023, Inteligo’s assets under management increased 8.7% as compared to 2022.

The following table shows the composition of Inteligo’s assets under management by asset class as of the dates indicated.

Assets under Management by Asset Class

	As of December 31,
	2024	2023	2022
Asset Class	(S/ in millions)
Fixed income	15,531	11,761	10,286
Equity	9,514	9,345	9,416
Alternative investments	2,415	2,075	1,615
Total	27,461	23,181	21,317

Inteligo’s net profit increased S/101.2 million between December 31, 2024 and December 31, 2023, due to positive mark-to-market valuation of the proprietary portfolio. For the year ended December 31, 2023, Inteligo’s net profit increased S/177.6 as compared to 2022.

Market Segmentation

Inteligo Bank primarily focuses on individuals with investable assets in the range of U.S.$500,000 and U.S.$10 million, where Inteligo believes there is higher growth potential. Inteligo SAB and Interfondos also focus on providing brokerage and mutual funds services to individuals with investable assets under U.S.$500,000. As of December 31, 2024, Inteligo Group had approximately 83,433 clients, respectively, as compared to approximately 72,735 clients, respectively, in 2023.

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

Financial Advisory Team

Inteligo serves its customers through its advisory team of approximately 76 people. Through its relationship managers, Inteligo establishes strong client relationships which result in a loyal and growing customer base. Inteligo’s experienced relationship managers team has acquired specialized product knowledge and deep understanding of its customers’ needs.

Information Technology Unit

Inteligo Bank implemented a new core system in 2020 to support its rapidly expanding operations. As of December 31, 2024, 2023, 2022 and 2021, Inteligo Bank had invested S/2.5 million, S/3.8 million, S/2.6 million and S/2.7 million, respectively, in the development of its technology platform, which will allow it to leverage its existing CRM platform and develop stronger business intelligence capabilities.

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

However, from 2001 onwards, as macroeconomic conditions improved, the general banking industry indicators in Peru began also to improve and credit expanded.

From December 31, 2020 to December 31, 2024, the banking system in Peru continued to grow, but at a slower pace compared to prior years, with gross loans expanding at a four-year CAGR of 1.9%, according to the SBS. A significant part of the growth experienced by the Peruvian financial system since 2017 has been generated by the retail banking sector. Retail loans (including consumer loans and mortgages) grew at a four-year CAGR of 7.5% for the period ended December 31, 2024. As of December 31, 2024, approximately 39.4% of the Peruvian banking sector’s total loans were retail loans, higher than the 31.8% as of December 31, 2020.

According to the SBS, the total number of credit cards issued by the Peruvian banking system as of December 31, 2024 was approximately 6.3 million. For the period ended December 31, 2024, the Peruvian banking system’s credit card loans had a four-year CAGR of 3.0%, although credit cards loans decreased by 0.8% between December 31, 2023 and December 31, 2024.

Mortgage loans in the Peruvian banking system grew at a four-year CAGR of 6.7% for the period ended December 31, 2024 and 5.1% between December 31, 2023 to December 31, 2024. A responsible macroeconomic approach, high housing demand and the promotion of housing programs over the past five years have been the main drivers of mortgage loan growth in Peru and are expected to continue fueling mortgage lending.

Despite this growth, the Peruvian banking system remains underpenetrated in comparison to the banking systems from the group of peer countries in Latin America. As of December 31, 2024, Peru’s loans-to-GDP ratio was 32.4%, less than Chile's ratio of 32.9%. The Peruvian banking system is highly concentrated, with a small number of relatively large participants. The four largest banks accounted for 84.0% of total gross loans and 83.0% of total deposits in the system as of December 31, 2024. Furthermore, foreign banks play a significant role in the Peruvian financial system. As of December 31, 2024, BBVA and Scotiabank, two of the four largest banks in the system, which accounted for a combined 36.1% of total gross loans and 33.3% of total deposits, according to the SBS, were under foreign control. Although major global banks such as BNP Paribas, Standard Chartered, Intesa, BankBoston, HSBC and Deutsche Bank have ceased operations in Peru over the past 15 years, other foreign banks have entered or have shown interest in entering or increasing their exposure in the Peruvian market.

The Peruvian banking system’s net income CAGR from 2020 to 2024 was 48.7%, reaching S/10,325.4 million in 2024.

As of December 31, 2024, the banking system cost of risk and past due loan (“PDL”) ratio stood at 3.0% and 3.8%, respectively.

Innovation across Peru’s financial system has shifted banks to focus on digital transformation, as consumers increasingly prefer digital channels. According to ASBANC (Asociación de Bancos del Perú), Peru presents itself as a market with high potential for fintechs because of the substantial percentage of people and small/medium size enterprises that do not have access to the financial system. Fintech companies are not just competitors but can also act as potential strategic partners for banks; these companies have a suitable environment to mature for several reasons: a high level of mobile phone penetration; a rising use of digital services and the relatively low cost of technology.

Interbank is currently the third largest bank in Peru, as measured by total assets and by total deposits, and the fourth largest bank, as measured by gross loans, as of December 31, 2024, and has faced strong competition. This increased competition has affected the average interest rates that the Peruvian banking system has been able to charge its customers and to pay for deposits. Despite being the third largest bank in Peru, Interbank continues to be strongly positioned in the consumer sector, being the second largest bank in gross consumer loans as of December 31, 2024, according to the SBS.

The following tables show Interbank, the rest of the Peruvian banking system and their respective market shares as of December 31, 2024.

				As of December 31, 2024
	Assets			Total Gross Loans			Deposits
	Balance	Market Share (%)	Rank	Balance	Market Share (%)	Rank	Balance	Market Share (%)	Rank
	(S/ in millions)			(S/ in millions)			(S/ in millions)
BCP	196,864.9	39.2%	1	119,567.7	34.0%	1	134,808.7	36.2%	1
BBVA	111,229.3	22.2%	2	77,674.6	22.1%	2	78,973.4	21.2%	2
Interbank	73,239.5	14.6%	3	48,848.5	13.9%	4	50,438.0	13.5%	3
Scotiabank	70,414.8	14.0%	4	49,161.2	14.0%	3	45,000.0	12.1%	4
BanBif	21,853.4	4.4%	5	14,542.2	4.1%	5	15,660.3	4.2%	5
Mibanco	16,663.8	3.3%	6	12,131.7	3.5%	6	10,843.7	2.9%	6
Pichincha	10,881.4	2.2%	7	8,380.0	2.4%	7	7,932.4	2.1%	7
Santander	10,165.7	2.0%	8	5,664.0	1.6%	8	6,534.4	1.8%	8
Citibank	9,166.8	1.8%	9	1,592.6	0.5%	12	5,393.0	1.4%	9
GNB	5,718.2	1.1%	10	3,916.1	1.1%	9	4,251.2	1.1%	10
Falabella	5,007.5	1.0%	11	3,491.3	1.0%	10	3,369.2	0.9%	11
Bank of China	2,687.8	0.5%	12	213.4	0.1%	17	2,361.3	0.6%	12
ICBC	2,679.3	0.5%	13	1,000.5	0.3%	15	1,671.5	0.4%	13
Banco BCI	2,535.8	0.5%	14	1,448.2	0.4%	13	1,404.9	0.4%	15
Comercio	2,120.2	0.4%	15	1,769.0	0.5%	11	1,462.2	0.4%	14
Ripley	1,845.2	0.4%	16	1,360.4	0.4%	14	1,333.9	0.4%	16
Alfin	1,282.8	0.3%	17	730.1	0.2%	16	1,002.0	0.3%	17
Total	544,356.4	100.0%		351,491.4	100%		372,440.0	100.0%

Source: SBS.

(1)
Gross consumer loans do not include mortgage loans.

The following table shows key industry metrics for the main banks by assets and the Peruvian banking system.

	As of December 31, 2024
	Gross Consumer Loans(1)
	Balance	Market Share (%)	Rank
	(S/ in millions)
BCP	18,636.0	26.0%	1
Interbank	15,039.7	21.0%	2
BBVA	13,235.2	18.4%	3
Scotiabank	10,168.1	14.2%	4
Pichincha	3,872.2	5.4%	5
Falabella	3,486.6	4.9%	6
BanBif	2,019.1	2.8%	7
GNB	1,560.3	2.2%	8
Comercio	1,403.9	2.0%	9
Ripley	1,360.4	1.9%	10
Alfin Banco	538.5	0.8%	11
Mibanco	362.0	0.5%	12
Santander	65.8	0.1%	13
Citibank	0.0	0.0%	14
ICBC	0.0	0.0%	14
Bank of China	0.0	0.0%	14
BCI	0.0	0.0%	14
Total	71,747.9	100.0%

	2024	2023	2022	2021	2020
ROE
Interbank	11.8%	12.3%	17.6%	19.1%	4.3%
BCP	22.2%	20.7%	21.6%	15.9%	4.5%
BBVA	15.1%	16.1%	18.3%	16.3%	7.0%
Scotiabank	8.4%	6.4%	13.7%	10.1%	2.6%
Peruvian banking system	15.3%	14.3%	17.3%	13.3%	4.0%
ROA
Interbank	1.3%	1.3%	1.7%	1.7%	0.4%
BCP	2.8%	2.6%	2.5%	1.6%	0.5%
BBVA	1.7%	1.9%	1.9%	1.5%	0.7%
Scotiabank	1.4%	1.0%	1.9%	1.3%	0.3%
Peruvian banking system	1.9%	1.8%	2.0%	1.4%	0.4%
Efficiency Ratio(1)
Interbank	40.1%	39.3%	42.7%	45.1%	39.4%
BCP	39.1%	38.6%	40.4%	44.7%	40.9%
BBVA	38.8%	38.2%	39.1%	39.3%	40.4%
Scotiabank	40.9%	42.5%	38.7%	42.7%	41.0%
Peruvian banking system	40.7%	40.8%	42.5%	46.6%	43.4%
Past-Due-Loan Ratio
Interbank	2.7%	3.5%	3.0%	3.6%	3.4%
BCP	3.6%	4.2%	4.0%	3.7%	3.2%
BBVA	3.7%	4.7%	4.4%	3.7%	3.2%
Scotiabank	4.3%	4.5%	4.1%	3.9%	5.4%
Peruvian banking system	3.8%	4.3%	4.0%	3.8%	3.8%
Coverage Ratio
Interbank	152.6%	148.7%	163.9%	132.8%	202.3%
BCP	162.5%	140.5%	142.2%	152.5%	192.7%
BBVA	142.4%	137.9%	144.6%	167.2%	192.9%
Scotiabank	182.8%	155.6%	147.4%	154.0%	136.1%
Peruvian banking system	156.1%	144.6%	148.5%	155.5%	177.7%
Total Capital Ratio
Interbank	16.2%	15.5%	15.1%	15.9%	17.0%
BCP	18.5%	17.5%	14.4%	14.9%	14.9%
BBVA	15.8%	15.6%	14.0%	14.1%	13.7%
Scotiabank	17.1%	14.9%	14.0%	14.7%	16.5%
Peruvian banking system	17.3%	16.5%	14.5%	14.9%	15.5%

Source: SBS.

(1)
Under SBS criteria.

Note: ROE calculated as net income for the period divided by the average of total equity at the end of the last five quarters. ROA calculated as net income for the period divided by the average of total assets at the end of the last five quarters.

The Peruvian banking system’s net profit was S/10,325.4 million in 2024, a increase of 11.9% compared to 2023 due to lower provisions. The following chart shows the evolution of the banking system’s net profit between 2020 and 2024.

Banking system’s Net Profit 2020 — 2024 (S/ in millions)

Source: SBS.

The following chart sets forth, for the metrics indicated below, the year-over-year performance as of December 31, 2024 for the four largest banks in Peru under SBS GAAP.

Total Net Profit CAGR (2020 - 2024) and

Year-Over-Year Performance by Net Profit (As of December 31, 2024 vs. As of December 31, 2023)

Source: SBS.

Note: Banks include international branches.

The banking system’s total loans have shown high growth in the past years, reaching a 1.9% four-year CAGR from 2020 to 2024. The following chart shows the evolution of the Peruvian banking system’s retail and commercial loans between 2020 and 2024 under SBS GAAP.

Banking system’s total loan 2020-2024 (S/ in billion)

Source: SBS.

The following chart sets forth the four-year CAGR from 2020 to 2024 and the year-over-year growth as of December 31, 2024 of total loans under SBS GAAP for the four largest banks in Peru.

Total Loans CAGR (2020 - 2024) and
Year-Over-Year Growth (As of December 31, 2024 vs. As of December 31, 2023)

Source: SBS

Note: Banks include international branches.

The following chart sets forth the CAGR from 2020 to 2024 and the year-over-year growth as of December 31, 2024 of total deposits for the four largest banks in Peru. In 2024, the increase in deposits was primarily due to an increase in both retail and commercial deposits given the higher interest rate environment and the widespread adoption of a “savings” mindset.

Total Deposits CAGR (2020—2024) and
Year-Over-Year Growth (As of December 31, 2024 vs. As of December 31, 2023)

Source: SBS.

Note: Banks include international branches.

Interbank’s past-due-loan ratio as of December 31, 2024 was the lowest among the four largest Peruvian banks, and the banking system’s average. The Banking System’s PDL ratio for 2022, 2023 and 2024 was 4.0%, 4.3% and 3.8%, respectively, while our PDL ratio was 3.0%, 3.5% and 2.7%, respectively. The Banking System coverage ratio for 2022, 2023 and 2024 was 148.5%, 144.6% and 156.1% while Interbank’s coverage ratio was 163.9%, 148.7% and 152.6%. The following chart sets forth the past-due-loan and coverage ratios, under the accounting standards prescribed by the SBS (“Peruvian GAAP”), for the four largest banks in Peru as of December 31, 2024.

Past-Due-Loan and Coverage Ratios (As of December 31, 2024)

Source: SBS.

Note: Banks include international branches.

As of December 31, 2024, Interbank’s past-due-loan ratio in retail and consumer loans was the first highest, respectively among the four largest Peruvian banks, due to our clients’ profile and the importance of credit cards in our portfolio. The following charts set forth the past-due-loan ratios in retail and consumer loans for the four largest banks in Peru as of December 31, 2024.

Retail Loans Past-Due-Loan Ratio (As of December 31, 2024)

Source: SBS.

Note: Banks include international branches.

Consumer Loans Past-Due-Loan Ratio (As of December 31, 2024)

Source: SBS.

Note: Banks include international branches.

Interbank had the lowest commercial past-due-loan ratio among the four largest Peruvian banks as of December 31, 2024. The following chart sets forth the commercial past-due-loan ratio for the four largest banks in Peru as of December 31, 2024.

Commercial Loans Past-Due-Loan Ratio (As of December 31, 2024)

Source: SBS.

Note: Banks include international branches.

Fintech Landscape

The fintech industry in Latin America has experienced remarkable growth in recent years, driven by increased venture capital investment, rising mobile phone penetration, and evolving consumer behavior. Fintechs have capitalized on mobile-first strategies, enhanced user experiences, and open banking regulations to disrupt traditional banking models. These innovations allow financial services to be delivered more efficiently and at lower costs, particularly to underserved populations. The increase of digital banks and fintech solutions has reshaped the financial ecosystem by offering a wide array of services, from digital wallets and payment platforms to lending and insurance solutions.

In Peru, the fintech sector has demonstrated significant potential for growth, with 237 fintech firms recorded by the end of 2024, an increase of 18 companies in the last ten years. The fintech ecosystem in Peru is diverse, covering segments such as digital wallets, lending, currency exchange, and crowdfunding. Digital wallets like Yape and Plin have become increasingly popular due to their interoperability, allowing seamless micropayments across financial institutions. Additionally, lending fintechs have seen substantial growth, offering unsecured loans with simplified approval processes to underserved small businesses and individuals.

The Central Reserve Bank of Peru is actively development innovation through different initiatives, which allows fintech firms to test new financial products in a controlled environment, and the development of a Central Bank Digital Currency (CBDC) aimed at promoting financial inclusion. As fintech continues to mature, it is expected to increase competition, lower costs, and enhance financial inclusion across the country.

Payments Landscape

Izipay operates in the highly-competitive and regulated payments industry, competing with a wide range of businesses, even smaller or younger companies and from all form of physical and electronic payments, given the payments industry increasing innovation, changing technologies and adapting to fast paced preference and needs of merchants and consumers.

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

Peruvian Insurance Industry and Competition

The Peruvian insurance industry is well-capitalized, with a solvency ratio (patrimonio efectivo / requerimientos patrimoniales) of 138.2% under Peruvian SBS GAAP as of December 31, 2024, and operates under a well-established regulatory framework. In the same period, Interseguro's solvency ratio was 125.2%.

Following the decline of the industry prior to the COVID-19 pandemic, insurance premiums grew at a four-year CAGR of 12.2% for the period ended December 31, 2024. Insurance premiums in Peru reached S/22.2 billion for the year ended December 31, 2024, representing a 9.5% year-over-year increase.

Life and annuities insurance premiums represented approximately 54.3% of total insurance premiums in Peru for the year ended December 31, 2024. In April 2016, a new regulation was approved in Peru, allowing pensioners to withdraw up to 95.5% of their retirement funds. While this measure had a negative impact on market size of annuities, it originated a potential market for private annuities, allowing life and annuities premiums to increase at a CAGR of 16.0% from 2020 to 2024.

The table below sets forth the number of members in the Peruvian private pension system as of December 31, 2024.

As of December 31, 2024
Age (years)	Number of Members (in thousands)	Percentage of Total
Less than 25	1,245	12.7%
26-35	2,789	28.5%
36-45	2,388	24.4%
46-55	1,893	19.3%
56-65	1,038	10.6%
More than 65	442	4.5%
Total	9,796	100.0%

Source: SBS

The chart below sets forth Peruvian insurance premiums for the periods indicated.

Insurance Premiums (S/ in Millions)

Source: SBS.

The chart below shows market share by annuities premiums from 2020 to 2024.

Market Share by Regulated Annuities Premiums

Source: SBS.

Note: Interseguro’s figures incorporate Seguros Sura starting November 2018.

As of December 31, 2024, a total of 17 companies comprised the Peruvian insurance industry. As of December 31, 2024, in terms of assets on a consolidated basis, the four largest insurance companies had an 80.9% market share, and the leading two insurance companies had a combined market share of 49.2%. The Peruvian insurance industry is largely represented by Peruvian companies with three of the six largest companies controlled by Peruvian economic groups.

The following table presents market shares by assets and premiums of the six largest insurance companies in Peru as of and for the year ended December 31, 2024.

			Total Assets as of December 31, 2024		Total Net Premiums for the year ended December 31, 2024
Company	Life	Non-Life	(S/ in million)	Market Share (%)	(S/ in million)	Market Share (%)
Rimac	✓	✓	21,585	25.8%	6,209	28.0%
Pacífico Seguros	✓	✓	19,615	23.4%	5,373	24.2%
Interseguro	✓	✓	16,409	19.6%	1,353	6.1%
La Positiva(1)	✓	✓	10,092	12.1%	2,875	13.0%
Mapfre(1)	✓	✓	6,431	7.7%	2,893	13.0%
Protecta Security	✓	✓	4,420	5.3%	682	3.1%

Source: SBS

(1)
La Positiva consolidates La Positiva and La Positiva Vida. Mapfre consolidates Mapfre Peru and Mapfre Peru Vida.

The following chart sets forth the ROEs for Interseguro, its main competitors and the Peruvian insurance industry, from 2020 to 2024.

ROE

Source: SBS.

The following chart shows investment portfolio returns for Interseguro and the Peruvian insurance industry from 2020 to 2024.

Investment Portfolio Returns (2020-2024)

Source: SBS.

Note: Annual Investment portfolio returns calculated as return from investments for the period divided by the average of total investments at the last five quarters.

The following chart shows total investments under Peruvian SBS GAAP of the four largest life insurance companies in Peru as of December 31, 2024:

Investment portfolio (S/ in millions)

15,976
16,477
15,537
7,959
Interseguro
Pacífico
Rimac
La Positiva

Source: SBS

Note: La Positiva consolidates La Positiva and La Positiva Vida.

Insurtech Landscape

The insurtech ecosystem in Latin America demonstrated remarkable resilience in 2024, closing the year with 502 startups in the region despite a challenging economic and financial context. Although annual investment in insurtech dropped by 38%, reaching U.S.$92 million, there was a strong recovery in the second half of the year, with a 156% increase in investment compared to the first semester of the year.

This growth has been driven by greater consolidation of insurtechs in areas like digital distribution, which represents 51% of the companies in the sector, while the remaining 49% focus on enabling and collaborating with traditional insurers. A key aspect has been the internationalization of these startups, especially in countries like Chile and Peru, which stand out as key markets for expansion. Furthermore, the trend toward digitalization and process automation in the insurance sector continues to rise, contributing to greater operational efficiency and improved customer experience.

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

The following chart sets forth fee income for Inteligo Bank and ASB from 2021 to 2024.

Fee Income (S/millions)

The following chart sets forth net income in for Inteligo Bank and ASB from 2021 to 2024.

Net Income (S/. millions)

250.3
277.6
135.9
107.7
52.2
132.8
28.4
84.2
117.4
-135.8
2020
2021
2022
2023
2024
ASB
Inteligo

Source: Company information and Credicorp Ltd.’s quarterly reports.

Interfondos provides mutual fund management services in Peru. Interfondos has been the fourth largest mutual fund manager in Peru in each of the last five years according to the SMV. As of December 31, 2024, Interfondos had a 16.5% market share based on assets under management.

Inteligo SAB provides brokerage services, including sales and trading operations, in Peru’s domestic capital markets. As of December 31, 2024, the Peruvian brokerage industry consisted of 19 brokerage firms. Inteligo SAB has ranked among the largest equity trading platforms in the last five years in terms of trading volumes on the Lima Stock Exchange.

REGULATION AND SUPERVISION

The Peruvian Financial and Insurance Systems

A substantial part of our activities is conducted through Interbank and Interseguro, our banking and insurance subsidiaries, respectively, operating in Peru. A summary of the Peruvian financial and insurance regulatory framework is set forth below.

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

Financial and insurance institutions must seek the authorization of the SBS before initiating operations. The SBS has administrative and financial autonomy, and its head office is located in Lima. The current superintendent of the SBS, Sergio Espinosa Chiroque, assumed office in July 2024, succeeding María del Socorro Heysen Zegarra, who held the position for nearly eight years. Sergio Espinosa was ratified by the Congress by means of Legislative Resolution No. 022-2023-2024-CR.

In June 2011, the Basel Committee announced the issuance of the Basel III principles. The changes introduced have been designed to be implemented progressively. The SBS, by use of its regulatory attributes, has issued several regulations that seek to adapt the Peruvian financial system to the new Basel Capital Accords.

On December, 2021, SBS Resolution No. 03921-2021 amended requirements to cover market concentration risk and gave financial institutions a term of two years to adequate to new requirements. Consistent with certain aspects of Basel III, the SBS issued in 2022, SBS Resolution No. 03953-2022 and SBS Resolution No. 03954-2022 in order to update the methodologies for calculating the individual and sector concentration risk buffers (including regional and economic sector concentration) eliminating the capital buffer requirement for risk appetite and maintaining the requirement for measuring the interest rate risk of the banking book. Legislative Decree No. 1531 and SBS Resolution No. 03954-2022 aligned the capital conservation buffer in the Peruvian regulation, to the Basel III principles.

In March 2022, the Peruvian Banking and Insurance Law was amended by Legislative Decree No. 1531 (which became effective on January 1, 2023) to adapt the regulations applicable to the companies of the financial system, related to the composition of the effective equity to the Basel III principles (including but not limited to the alignment of the capital conservation buffer in the Peruvian regulation to the Basel III principles). In December 2022, the SBS approved six resolutions aimed at adapting the regulatory framework of the financial system more generally to the Basel III principles (including issuance of SBS Resolution No. 3950-2022, which amended the regulation applicable to subordinated debt of financial institutions (Reglamento de Deuda Subordinada Aplicable a las Empresas del Sistema Financiero) (the “Subordinated Debt Regulation Applicable to Financial Institutions”) in order to adjust the application of Basel III standards and to reflect recent amendments to the Peruvian Banking and Insurance Law and entered into effect on January 1, 2023, repealing the prior subordinated debt regulation, which had been approved by SBS Resolution No. 975-2016). Likewise, in September 2024, the Peruvian Banking and Insurance Law was further amended by Legislative Decree No. 1646, which amends the legislation on legal lending limits, among others, to adjust it to international standards. Legislative Decree No. 1646 will come into effect on June 1, 2025.

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

In addition, Law No. 29440 (as amended), designated the Central Reserve Bank of Peru as the Peruvian payment system regulatory authority. As such, it has the authority to issue regulation related to the functioning of the Peruvian payment systems. In that role, under Circular Letter No. 024-2022-BCRP, as amended, the Central Reserve Bank of Peru passed rules on the interoperability of payment services. Furthermore, in September 2024, Legislative Decree No. 1665 amended Law No. 29440 to grant new regulatory and sanctioning powers to the Central Reserve Bank of Peru and introduced other regulatory changes. See “— The Peruvian Payment’s System” for a discussion of applicable obligations to the entities participating in the Peruvian payment system.

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

Banking Regulation and Supervision

Banking regulations and capital adequacy in Peru take into account the recommendations of the Basel Committee. The SBS has adopted the principles and guidelines of Basel II and Basel III. Also, the SBS has mandated a minimum regulatory capital requirement for Peruvian banks and, in accordance with the amendments brought by Legislative Decree No. 1531 to the Peruvian Banking and Insurance Law. In 2022, the SBS also issued resolutions that follow the three objectives for Basel III (i.e., increased capital, establishment of liquidity standards and improvement in the quality of capital). Furthermore, in December 2023, the SBS published SBS Resolution No. 04221-2023, which introduced the new regulation for liquidity risk management incorporating the net stable funding ratio. We cannot provide any assurances as to whether or to what extent the SBS may adopt any pending Basel III standards, and whether these standards will be applied exactly as recommended by the Basel Committee.

Since August 2022, the SBS and the Peruvian government have issued several regulations focused on furthering Basel III compliance, including regulations or amendments to existing regulation related to subordinated debt (SBS Resolution N° 03950-2022), capital requirements (SBS Resolution N° 03951-2022, SBS Resolution N° 03952-2022 and SBS Resolution N° 03953-2022), capital requirements for credit risk market and operational risks (SBS Resolution N° 03954-2022, SBS Resolution N° 03955-2022, and SBS Resolution 1088-2024) and legal lending limits (Legislative Decree N° 1646 and its regulations approved by SBS Resolution No. 00975-2025).

Capital Adequacy Requirements—Basel III

Under the amended provisions of Article 199 of the Peruvian Banking and Insurance Law, and on an unconsolidated basis, the regulatory capital (patrimonio efectivo) may not be lower than 10% of its total weighted assets, the latter being defined as the sum of: (i) the regulatory capital allocated to cover market risks multiplied by the inverse of the overall limit (límite global), (ii) the regulatory capital allocated to cover operational risks multiplied by the inverse of the overall limit (límite global); and (iii) the total amount of credit risk-weighted assets. Notwithstanding the foregoing, according to SBS Resolution No. 03952-2022 (as amended from time to time), published on December 27, 2022, as amended by SBS Resolution No. 274-2024, the SBS established a gradual implementation schedule (from 8.5% for January - March 2023 to 10% for March 2025 and onward). In addition, the amended provisions of Article 199 of the Peruvian Banking and Insurance Law established that (i) ordinary capital Tier 1 ordinary capital shall be equal or higher than 4.5% of its total weighted assets and (ii) Tier 1 Regulatory Capital shall be equal or higher than 6% of its total weighted assets.

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

As part of the implementation of the Basel III standards, the SBS issued SBS Resolution No. 03950-2022 in December 2022 regulating new dispositions applicable for subordinated debt, in order to update the form of computation in the different levels and sublevels of the regulatory capital, in accordance with the characteristics of each element. This resolution became effective on January 1, 2023 and is applicable to subordinated debt incurred or created as from such date. However, subordinated debt incurred or created prior to its enactment is still considered in the calculation of regulatory capital.

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

In accordance with SBS Resolution No. 03952-2022 (as amended from time to time) (which amended the SBS Resolution No. 14354-2009) that became effective on January 1, 2023, the 1,000% factor for risk-weighted assets for intangibles (excluding goodwill), deferred tax assets that originate from operating losses and deferred tax assets that exceed the threshold of 10% of “adjusted total capital” were removed from the computation of regulatory capital. To replicate the deductions established by Basel III, deferred income tax assets net of deferred income tax liabilities (excluding those in connection with goodwill and other intangibles) arising from temporary differences that do not exceed the threshold of 10% of Tier 1 Regulatory Capital received a weighting factor of 250%.

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

Starting in August 2022, the SBS issued a series of regulations focused on Basel III compliance, in accordance with Legislative Decree No. 1531. Focused on the further adequate implementation of Basel III Principles in Peru, the SBS then issued:

•
Subordinated Debt Regulation (Reglamento de Deuda Subordinada), SBS Resolution No. 03950-2022;
•
Regulation for the Regulatory Capital Requirements for Additional Risks, SBS Resolution No. 03953-2022;
•
Regulation that amends the Regulation on Regulatory Capital Requirements for Credit Risk, SBS Resolution No. 03952-2022, as amended by SBS Resolution No. 274-2024;
•
Regulation on the Computation of Reserves, Earnings, Donations and Equity Instruments in Regulatory Capital, SBS Resolution No. 03951-2022;
•
Regulation of Requirement of Conservation, Economic Cycle and Market Concentration Risk Buffers, SBS Resolution No. 03954-2022; and
•
Regulation for the Regulatory Capital Requirement for Market Risk and for Operational Risk, SBS Resolution No. 03955-2022.

In December, 2022, Legislative Decree No. 1531 was further regulated by SBS Resolution No. 03950-2022, which approved the Subordinated Debt Regulation Applicable to Financial Institutions. The Subordinated Debt Regulation Applicable to Financial Institutions in line with Legislative Decree No. 1531, eliminated Tier 3 Regulatory Capital/Subordinated Debt (i.e., Hybrid Instruments) which were used to cover market risk losses and excluded non-redeemable Subordinated Debt from the computation of Tier 2 Regulatory Capital.

With regards to subordinated debt, the Subordinated Debt Regulation Applicable to Financial Institutions made a distinction between two types of subordinated debt: (i) “Tier 1 Non-redeemable Subordinated Debt” (computable to Tier 1 Regulatory Capital only as additional Tier 1 Regulatory Capital) and (ii) “Tier 2 Redeemable Subordinated Debt” (computable to Tier 2 Regulatory Capital). For the purposes of the regulation, non-redeemable debt means that its principal amount is not amortized and generates perpetual periodic return, while redeemable debt means that its principal amount will be redeemed within a specified period of time. Tier 1 Non-redeemable Subordinated Debt has no expiration date or step-up incentives for early redemption, although it may contain a redemption option after 5 years, subject to (A) there being no expectation that the option will be exercised; (B) (x) such debt being previously or simultaneously replaced with another security that meets the characteristics of Additional Tier 1 Regulatory Capital or an instrument that is part of the Ordinary Tier 1 Regulatory Capital or (z) the financial institution demonstrating that after the exercise of the redemption option, the effective Regulatory Capital is above the overall limit and requirement of Additional Regulatory Capital, such calculation being subjected to the review of SBS and approved or rejected at SBS’ discretion. Moreover, Tier 1 Non-redeemable Subordinated Debt must (a) be subordinated to the accounts deposits of all individuals and corporations that maintain banking accounts opened at the relevant financial institution, general creditors and Tier 2 Subordinated Debt creditors and (b) contain a mechanism to absorb losses on a pro rata and pari passu basis through conversion into common shares or temporary or permanent condonation until Ordinary Tier 1 Regulatory Capital between total risk-weighted assets and contingent capital reaches 6.0%. In the event of surveillance, intervention, or dissolution and liquidation of the financial institution, Tier 1 Non-redeemable Debt shall be used to absorb losses after the use of any Ordinary Tier 1 Regulatory Capital and Additional Tier 1 Regulatory Capital (in that order). Tier 2 Redeemable Subordinated Debt shall have a due date of no earlier than 5 years and no step-up benefits (readjustments to interest rate will not be considered as step-up provided that the implicit spread for the initial rate is not increased in respect to the final rate). It may include a redemption option at the issuer’s initiative only after 5 years and provided that (A) there being no expectation that the option will be exercised; (B) (x) such debt being previously or simultaneously replaced with another security that meets the characteristics of Tier 2 Regulatory Capital; or (z) the financial institution demonstrating that the Regulatory Capital is above the overall limit, buffer requirement and requirements of regulatory capital for additional risks, such calculation being subjected to the review of SBS and approved or rejected at SBS’ discretion. During the last 5-year period prior to maturity, a 20% annual discount factor is applied for purposes of computation as Tier 2 Regulatory Capital. In the event of surveillance, intervention, or dissolution and liquidation of the financial institution, Tier 2 Regulatory Capital shall be used to absorb losses after the use of any instruments eligible for Tier 1 Regulatory Capital, and instruments eligible for Tier 2 Regulatory Capital (in that order).

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

Regulation of Requirement of Conservation, Economic Cycle and Market Concentration Risk Buffers

Moreover, in December 2022, the SBS issued SBS Resolution No. 03954-2022, which approved the “Regulation for the Requirement of Conservation, Economic Cycle and Market Concentration Risk Buffers” (Reglamento para el Requerimiento de Colchones de Conservación, por Ciclo Económico y por Riesgo por Concentración de Mercado). This new regulation updated the methodologies for calculating the individual and sector concentration risk buffers, in compliance with the Basel III standards, and further regulated article 199 of the Peruvian Banking and Insurance Law. The Regulation for the Requirement of Conservation, Economic Cycle and Market Concentration Risk Buffers describes four types of risk buffers, to be gradually implemented, namely: (i) Capital Conservation Risk Buffer; (ii) Economic Cycle Risk Buffer; (iii) Market Conservation Risk Buffer; and (iv) Combined Risk Buffer.

The Capital Conservation Risk Buffer provides that companies have to accumulate a risk buffer (over the requirements set forth in article 199 of the Peruvian Banking and Insurance Law) to be used when losses have been incurred during periods of stress. The minimum risk buffer established amounts to 2.5% of total risk-weighted assets and contingent liabilities, which is determined based on the methodology described in the Regulation for the Requirement of Conservation, Economic Cycle and Market Concentration Risk Buffers. Non-compliance with the minimum requirement of risk buffers would result in the application of restrictions in connection with (i) the repurchase of shares that qualify as Tier 1 Regulatory Capital, and (ii) the distribution of profits to Tier 1 Regulatory Capital (e.g., dividends), except for distribution of stock dividends charged to the prior year's earnings (up to 60.0% for deficit less than or equal to 25.0%, 40.0% for deficit greater than 25.0% and less than or equal to 50.0%, 20.0% for deficit greater than 50.0% and less than or equal to 75.0%, deficit greater than 75.0% does not allow distribution).

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

Liquidity Requirements of Basel III Principles

In December 2023, the SBS approved SBS Resolution No. 04221-2023 (as amended), which entered into effect on January 1, 2024, and established new regulations for liquidity risk management, including a new calculation of the liquidity coverage ratio. The liquidity ratio coverage is a ratio for financial institutions to ensure the maintenance of adequate levels of high-quality liquidity assets (ALAC, for its acronym in Spanish) that could easily be converted into cash to meet liquidity needs, for a 30-calendar day period, under a stress liquidity scenario. High-quality liquidity assets are defined as assets that are easily and immediately convertible into cash, with minimum or no loss of value during the stress period.

Pursuant to SBS Resolution No. 4221-2023 (as amended), the net stable funding ratio (RFNE for its acronym in Spanish) was introduced. This new ratio aims to ensure that financial institutions maintain a stable funding profile in relation to the composition of their assets and off-balance sheet (contingent) exposures. RFNE must be equal or greater than 100%. All provisions in relation to its application entered into effect on December 1, 2024. Furthermore, once the RFNE becomes applicable, financial institutions will have an adequacy period to comply with the aforementioned limit, as described below:

Period	RFNE Limit
From December 2024	80%
From December 2025	90%
From December 2026	100%

Classification of the Loan Portfolio

According to SBS regulations, the provision for loan losses is calculated and recorded following SBS Resolution No. 11356-2008, as amended, which sets parameters to determine the calculation of provisions which is based on formulas and the use of specific percentages over the balances of loans and collateral received. For example, banks must consider certain criteria with respect to the borrower, including securities, credit category, borrower’s liquidity, borrower’s equity and outstanding debt, among others. Also, it requires constitution of generic provisions based on total loan portfolio, including generic provisions on not-impaired loans. The loan portfolio provisions which result from such classification differ materially from the loan portfolio provisions which would result had we applied IFRS Accounting Standards. For a discussion of our loan portfolio classification policies and the resulting provisions, see “Item 4. Information on the Company—Selected Statistical Information—Classification of our Loan Portfolio and—Impairment Allowance for Loans” and “Note 29.1 Credit Risk” to our audited annual consolidated financial statements. Similarly, SBS Resolution No. 6941-2008, as amended, sets parameters for managing the risk of over-indebtedness of retail debtors (understood as individuals or legal entities with direct and indirect consumer, microenterprise and/or housing mortgage loans). Its main provisions include the responsibility of companies and their board of directors in the management of the risk, as well as prudential measures to manage the risk of over-indebtedness.

Beginning on January 1, 2021, the SBS introduced a reporting rule under Peruvian GAAP whereby non-revolving credit card loans must be reported as other non-revolving consumer loans. This change resulted in a reduction in Interbank’s credit card loan balances and an increase in consumer loans in the same proportion as the credit card balances were reduced.

In December 2023, the SBS approved SBS Resolution N° 04345-2023 -as amended by SBS Resolution No. 04347-2024- (which is expected to come into effect in March 2026) to amend, among others, SBS Resolution No. 11356-2008 by including definitions and criteria for the management and classification of commitments. As a result, banks were instructed to prepare an adaptation plan, including the actions that will be taken and a schedule to implement them.

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

For purposes of Peruvian Banking and Insurance Law, a single borrower includes an individual or an economic group. An economic group constituting a single or common risk, according to Peruvian Banking and Insurance Law, includes a person, such person’s close relatives and companies in which such person or close relatives have significant share ownership or decision-making capability. According to current regulations, shareholders who own or control directly or indirectly at least 4% of a company’s shares are considered to share common risk with such company. Significant decision-making capability is deemed to be present when, among others, a person or group can exercise material and ongoing influence upon the decisions of a company, when a person or company holds seats on the board of directors or has principal officers in another company, or when it can be assumed that one company or person is the beneficial recipient of credit facilities granted to another company.

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

Nonetheless, Legislative Decree No. 1646 (which is scheduled to come into effect in June 2025) will amend the lending limits described above based on concentration risk according to international standards to safeguard the solvency and stability of the Peruvian financial system. For instance, financings granted to related parties shall not exceed twenty-five percent (25%) of the bank’s Tier 1 Regulatory Capital. Additionally, the new rules introduce the concept of “large exposure”, which is applicable when direct and indirect credits and financings granted in favor of a person equals or exceeds 10% of the bank’s Tier 1 Regulatory Capital. According to Article 203 (as amended by Legislative Decree N° 1646), the SBS will regulate criteria for the calculation of, as well as limits to, the total amount of a bank’s large exposures.

In addition, according to Article 204 (as amended by Legislative Decree No. 1646), the total amount of direct and indirect credits and financings granted in favor of a person shall not exceed 15% of the bank’s Tier 1 Regulatory Capital if there is no collateral. Depending on the type of collateral securing the excess over each limit or whether the exposure is incurred in relation to foreign banking institutions, the limit may be raised to 25%. However, under no circumstances the exposure to a person or group of persons representing a common or single risk shall exceed 25% of the bank’s Tier 1 Regulatory Capital. Furthermore, the financing granted by a bank that must maintain a cushion for market concentration risk to another entity of the financial system that must maintain said cushion and to the members of the group of persons connected by single risk of the latter that are holding companies of its financial group or companies of the local financial system and abroad, may not exceed 15% of the lending bank’s Tier 1 Regulatory Capital.

Under Legislative Decree N° 1646, the SBS was granted a term of 180 days to issue the regulations needed to apply the amended Articles. On March 12, 2025, the SBS approved these regulations by means of SBS Resolution No. 00975-2025. This resolution amends the definition of “Economic Group”, “Control” and “Financial and Mixed Conglomerates”. Additionally, the regulations establish new criteria to define related party borrowings and groups of counterparties connected by single risk, as well as the calculation of lending limits set forth in the “new” articles 201, 202, 203 and 204 of the Peruvian Banking and Insurance Law. Such regulations will come into effect in June 2025.

Furthermore, SBS Resolution No. 00975-2025 includes a timetable to comply with the new limits. The first compliance period spans from June 2025 to December 2026, with subsequent periods measured annually until May 2030 and beyond.

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

However, Legislative Decree No. 1646 (which will come into effect in June 2025), will amend Articles 201 and 202 previously described. Under the amended Article 202, the aggregate amount of financings (whether in the form of loans, investments, contingent financing or other modalities) to related party borrowers may not exceed 25% of a bank’s Tier 1 Regulatory Capital. Furthermore, the amended article grants authority to the SBS to establish the criteria for the global limit applicable to financing of related parties.

In addition, under the amended Article 201 of the Peruvian Banking and Insurance Law, the total amount of financings (whether in the form of loans, investments, contingent financing or other modalities) extended to directors, officers, employees or close relatives of any such persons may not exceed 10% of a bank’s Tier 1 Regulatory Capital. The aforementioned financings must be made on an arm’s-length basis with terms no more favorable than the best terms that we would offer to the public, except for home mortgage loans to employees.

Consumer Lending

As a general rule, interest rates within the Peruvian financial system are freely determined by the market. However, on March 18, 2021, the Peruvian Congress approved Law No. 31143 (Law that Protects Financial Consumers from Usury) which amended certain articles of the Central Reserve Bank of Peru’s organic law, the Peruvian Banking and Insurance Law and Law No. 28587 (Complementary Law to the Consumer Protection Law on Matters of Financial Services) in order to allow the Central Reserve Bank of Peru to establish maximum interest rates, exclusively, for the activities described in literal c) of Article 221 of the Peruvian Banking and Insurance Law, which include consumer lending and lending to small and micro enterprises. The application of interest rates above the aforementioned limit constitutes a criminal offense typified as usury under Article 214 the Peruvian criminal code. As of the date of this Annual Report on Form 20-F, the maximum interest rate is 112.98% for local currency operations and 93.86% for foreign currency operations.

Other changes brought upon by Law No. 31143 provide a wider protection to consumers include the prohibition to capitalize interests and impose penalties or other commissions (in addition to default interest charges) upon default of the consumer. Furthermore, it established that any commissions or expenses charged by financial institutions must involve the provision of services, additional and/or complementary to the operations contracted by users, effectively rendered and which costs are real and provable through a technical report previously reviewed and approved by the SBS.

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

In addition, in January 2023, the SBS approved the SBS Resolution No. 00053-2023 (the Model Risk Management Regulation, as amended by SBS Resolution No. 03884-2024), which establishes minimum guidelines to mitigate the risks derived from the use of models used in the management of credit, market, liquidity, operational, and money laundering and terrorist financing risks of companies in the financial and insurance system. This regulation establishes the definition of model and model risks, the corporate governance framework for model risk management and the minimum guidelines for the development, validation, implementation, use and monitoring of models. Its application will be phased-in commencing in December 2023 through May 2026, given the need to properly implement at the operational level adequate tools to assess the risks that are intended to be managed with the models and the categorization of the models used.

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

SBS Resolution No. 00053-2023 (as amended), enacted in January 2023, introduced regulations on how to manage the risks that arise from the use of models to process information in financial institutions. Model risk is defined as the possibility of losses or adverse consequences arising from weaknesses in model development, validation, implementation, use and monitoring. The foregoing resolution further states that model risk can arise from inadequate specifications or methodologies, erroneous estimates, incorrect assumptions, calculation errors, inaccurate, inappropriate or incomplete data, inappropriate, improper or unforeseen use of the model, lack of understanding of the model’s limitations, and inadequate monitoring and/or controls. This regulation will be gradually implemented. Financial institutions within its scope, such as the bank, are required to provide the SBS with assessments of their models in accordance with the schedule determined by SBS.

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

In July 2018, the SBS issued SBS Resolution No. 2610-2018, which became effective as of October 1, 2018, and amended the regulation on classification and valuation of investments approved by SBS Resolution No. 7033-2012 and its amendments. The main amendment contained in this resolution is the introduction of standard methodology for the identification of impairment of financial instruments classified as available-for-sale investments and held-to-maturity investments. The annex to this resolution has been amended by SBS Resolution No. 04034-2022, which became effective on December 31, 2022.

Reserve Requirements from the Central Reserve Bank of Peru

Under the Peruvian Banking and Insurance Law, all financial institutions regulated by the SBS (except for small-business development non-bank institutions) are required to maintain a legal reserve (encaje) for certain obligations. The Central Reserve Bank of Peru may require additional marginal reserves. The exact level and method of calculation of these reserve requirements is set by the Central Reserve Bank of Peru, which has issued different sets of regulations for foreign and local currency-denominated obligations of banks. The following liabilities, among others, are subject to the reserve requirement: demand and time deposits, savings accounts, certain obligations, securities, certain bonds and funds administered by the bank. Subject to certain requirements, the regulation excludes mid-term and long-term funding (i.e., more than two years) from foreign financial institutions, other central banks, governments or multilateral lending agencies. Since 2004, the Central Reserve Bank of Peru requires reserves on amounts due to foreign banks and other foreign financial institutions.

As of December 31, 2024, the minimum legal reserve requirement for local and foreign currency deposits was 5.50% and 9%, respectively. Local and foreign currency liabilities are subject to a marginal rate of 35% for funds that exceed a certain level set by the Central Reserve Bank of Peru. Local and foreign currency borrowings from certain foreign sources with an original maturity of two years or less are subject to the following special rates: (a) 9% special rate in local currency, and (b) (i) 35% in foreign currency from borrowings incurred from July 1, 2023, and (ii) 9% in foreign currency for borrowings incurred up to June 30, 2023. Financial institutions may satisfy the minimum reserve requirements with funds that they hold in vaults or that they have deposited in their accounts at the Central Reserve Bank of Peru.

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

The Central Reserve Bank of Peru also establishes the interest rate payable on reserves that exceed the minimum legal reserve requirement applicable to both local and foreign currency deposits. The current applicable interest rate: (a) for local currency reserves, different from those described below, is the higher of 0.0% or the overnight deposits interest rate, minus 1.95%; and (b) for foreign currency deposits, is the higher of (i) 25.0% of the Chicago Mercantile Exchange (“CME”) Term SOFR for one month minus 10 basis points, and (ii) the CME Term SOFR rate for one month minus 50 basis points. The applicable interest rate is periodically revised by the Central Reserve Bank of Peru in accordance with monetary policy objectives. In the past, the Central Reserve Bank of Peru has on numerous occasions changed the deposit reserve requirements applicable to Peruvian commercial banks and both the rate of interest paid on deposit reserves and the amount of deposit reserves on which no interest is payable by the Central Reserve Bank of Peru.

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

In that context, the SBS approved a series of measures to reschedule retail loans that had been affected by the protests and social unrest in Peru, similar to those implemented to minimize the impact of the COVID-19 pandemic. Pursuant to Oficio Múltiple N° 54961-2022, issued on December 22, 2022, the SBS established exceptional measures applicable to retail loans, allowing financial institutions to amend contractual conditions without characterizing them as refinanced loans as long as the amended loan complied with certain loan characteristics.

Additionally, through Oficio Múltiple No. 12174-2023, issued on March 15, 2023, the SBS established exceptional measures applicable to retail clients according to the geographic scope determined by each financial company and prior analysis of the level of impact on its portfolio of debtors, allowing the entities to amend the contractual conditions of the different types of loans for retail debtors, without such amendment being considered a refinancing provided certain criteria was complied with.

Due to the high uncertainty caused by the intensity of the “El Niño” phenomenon, in 2023 we had to increase our monitoring of the performance results of our retail and commercial clients and make subsequent adjustments of expected loss to our model, which in turn created a certain level of uncertainty in the estimation of expected losses on loans, which we may face in the future.

Lastly, the excess liquidity generated by measures during 2024, such as the withdrawal of CTS deposits and pension funds, has led to an improvement in the risk rating scoring (“BURO”), which has affected the regular behavior and performance of expected credit losses in the retail client segment. Under these circumstances, it has been necessary to enhance the monitoring of the expected loss model outcomes and to record subsequent adjustments to the calculations. These adjustments aim to neutralize the temporary improvements in credit scoring and ensure a more accurate risk estimation, considering the current uncertainty in loan performance.

Deposit Insurance Fund

Bank deposits are protected by the Fondo de Seguros de Depósito (Deposit Insurance Fund), against bank failure. Specifically, savings deposit by natural persons, savings deposit accounts maintained by non-profit entities and checking accounts are covered in full up to an amount that is revised quarterly by the SBS. The maximum coverage amount is S/121,000 per person per bank for the period March 2025 – May 2025.

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

Changes in the regulation of the pension funds’ private administration system

Pursuant to Law No. 32123, enacted in September 2024, entities of the Peruvian financial system such as the bank will be able to participate directly in the private pension system by administering private pension funds. Currently, only AFPs are authorized to operate in Peru, and only four of them exist to cover the total demand. Thus, the new law seeks to increase the competition in the market in order to improve the conditions for pensioners in Peru. In order to participate in this market, entities of the financial system will need to follow the procedures and meet the requirements that the SBS will approve for such purposes. This reform will allow Interbank to potentially develop a new line of business by offering pension funds administration services to the public; however, it is still unclear when such regulation will be approved and what requirements will be demanded of entities of the financial system for them to participate.

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

On February 17, 2011, the SBS modified current anti-money laundering provisions through SBS Resolution No. 2108-2011, as amended, in order to adapt these provisions to international standards established by the Financial Action Task Force of South America (Grupo de Acción Financiera de Sudamerica, or “GAFISUD”), in relation to due diligence in the identification of clients according to their risk and profile level, among other considerations. On May 14, 2015, and December 6, 2017, the SBS further amended and supplemented the aforementioned provisions through SBS Resolution No. 2660-2015 and SBS Resolution No. 4705-2017 (each as amended). SBS Resolution No. 2018-2011 was replaced by SBS Resolution No. 2891-2018, which became effective on October 1, 2018.

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

Insurance companies must also maintain a “solvency equity” (patrimonio de solvencia) which must be higher than (a) the solvency margin, or (b) the minimum capital required by law, or S/8,237,900 in accordance with Circular G-227-2025 for the period between April and June 2025. The required amount of solvency equity is recalculated at least monthly and is adjusted for inflation. If the insurance company has operations subject to credit risk, part of the solvency equity should be segregated for their coverage.

The Peruvian Banking and Insurance Law provides that insurance companies should have at all times a regulatory capital that should not be lower than the solvency equity detailed above.

Pursuant to Article 299 of the Peruvian Banking and Insurance Law, the regulatory capital intended to cover the operations of the insurance companies may consist of: (a) the insurance company's paid-in-capital, voluntary and legal reserves and premium for the issuance of shares; and (b) the computable portion of the subordinated debt that meets requirements established by the SBS.

In addition, Article 299 of the Peruvian Banking and Insurance Law sets forth the following procedure for the determination of the regulatory capital eligible to cover insurance risks: (a) adding the paid-in-capital, supplementary capital premium and the legal and voluntary reserves, if any; (b) adding the profits of previous fiscal years and the agreed capitalization of profits for the fiscal year in course; (c) subtracting the amount of investments in subordinated bonds and in shares of diverse nature made by insurance companies in other insurance companies engaged in different lines of business; (d) subtracting the losses of previous fiscal years and the fiscal year in course; and (e) subtracting the amount of goodwill resulting from the reorganization of the company, as well as from the acquisition of investments. Pursuant to SBS Resolution No. 3930-2017, the deduction referred to in (c) above shall be applied to: (i) any investment made in shares and instruments representing subordinated debt issued by Peruvian or foreign insurance companies, and (ii) any investment made in shares and instruments representing subordinated debt issued by its subsidiaries, holding companies and other companies with which corresponds to consolidate financial statements.

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

Under SBS GAAP following the adoption of new mortality tables in 2018 the SBS allowed the adjustment of technical reserves to be spread over 10 years. In contrast, our financial statements for the year ended December 31, 2018, under IFRS Accounting Standards, recorded a negative impact of S/144.8 million in our technical reserves due to the aggregate effect recorded in technical reserves on insurance policies issued prior to the date of adoption of the new mortality tables.

SBS Resolution No. 1143-2021 establishes the guidelines regarding the valuation and accounting record of the mathematical reserves for the insurance policies that grant long-term coverage (more than 1 year). As a result of the application of this regulation, Interseguro has recognized an impact for income/private insurance of S/35 million that is being reflected in accumulated results over the subsequent 14 quarters after its initial recognition in 2022.

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

The intervention regime and the liquidation regime are the same as those described above for banking entities. See “Item 4. Information on the Company—Business Overview—Regulation and Supervision—The Peruvian Financial and Insurance System—Intervention by the SBS and Liquidation”. See “Item 4. Information on the Company—Business Overview—Regulation and Supervision—Investment Requirements” for a discussion of investment requirements and technical obligations.

The Peruvian Payment’s System

The payments ecosystem of our group has been complemented through PMP (in which Interbank holds 50%) even prior to the direct acquisition, on April 13, 2022, by IFS of the remaining 50% in such company. As a consequence of such acquisition, IFS now holds all interest in PMP’s wholly-owned subsidiary, Izipay, which is currently our payments processor and the payments facilitator for our subsidiaries operating in Peru. A summary of the Peruvian payment’s system regulatory framework is set forth below.

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

General Overview

The regulatory authorities for the payment industry include the Central Reserve Bank of Peru; the Peruvian Antitrust Authority (Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual – “Indecopi”); the SBS and the Data Privacy Authority (Autoridad Nacional de Datos Personales). The Central Reserve Bank of Peru is the governing body of the Peruvian payment systems. The SBS regulates and oversees financial system companies and their financial transactions, including the issuance of cards. The Peruvian Antitrust Authority is the competition authority, which, among other duties, has the power to develop market research to identify potential opportunities for improvement related to the development of conditions of competition for a specific sector and issue recommendations. Finally, the Data Privacy Authority is responsible for the overview of compliance with the law on the processing of personal information.

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

On October 2022, the Central Reserve Bank of Peru issued the Circular No. 024-2022-BCRP (as amended), approving the Interoperability Regulation of Payment Services offered by providers, payment agreements and payment systems. This regulation allows transactions to be made between all digital wallets that operate in Peru. Specifically, interoperability allows a user to perform a transfer or digital payment to any person or business, regardless of who operates the digital wallet, functionality or mobile application that is being used, or in which financial institution the user maintains its account.

Such regulation established certain deadlines for entities to start interoperating and meeting the regulation requirements. As of the date of this Annual Report on Form 20-F, all phases for interoperating are already in place.

In March 2024, the Central Reserve Bank of Peru issued Circular No. 0009-2024-BCRP (as amended by Circular No. 0005-2025-BCRP) approving the Regulation on the quality levels of Interoperable Payment Services provided by Providers, Payment Agreements, Payment Systems and Technology Providers. The purpose of the regulation is to set out the key performance indicators to be met by such regulated entities offering interoperable payment services, as well as certain guidelines applicable to Service Level Agreements.

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

General Overview of the Bahamian Financial Regulatory Framework

The regulatory framework for the operation of the Bahamian bank and trust industry is set forth in the Central Bank of The Bahamas Act, 2020, as amended (the “BTCRA”), and the Banks and Trust Companies Regulation Act, 2020, as amended, and their related rules and regulations and any related guidance or notices issued by The Central Bank of The Bahamas. The Central Bank of The Bahamas licenses and supervises all of the banks and trust companies in The Bahamas. Its objectives include promoting and maintaining monetary stability and ensuring a sound financial system through the effective application of international regulatory and supervisory standards. All banks must adhere to the Central Bank of The Bahamas’ licensing and prudential requirements, ongoing supervisory programs and regulatory reporting requirements, and are subject to periodic onsite inspections. The regulatory framework for the securities industry in The Bahamas is set forth in the Securities Industry Act, 2024, as amended, and the Securities Industry Regulations, 2012. The relevant regulator for the securities industry is the Securities Commission of The Bahamas.

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

Banking Regulation and Supervision

Banking regulations on capital adequacy and regulatory framework in The Bahamas take into account the recommendations of the Basel Committee. The Central Bank of The Bahamas has adopted a Basel Implementation Program (the “Program”) and has effectively implemented Pillar I, Pillar II and Pillar III of the Basel II framework. The Pillar I framework focuses on the capital adequacy ratio requirements. Pillar II focuses on the ICAAP (the guidelines in relation to the ICAAP were released in August of 2016), and Pillar III relates to Minimum Disclosures. The Central Bank of The Bahamas has rolled out the capital component of the Basel III framework and in 2017, began to implement other elements namely, the capital buffers, the leverage ratio, the net stable funding ratio and the liquidity coverage ratio. The Bahamas Capital Regulation, 2022 and the amended Guidelines for the Management of Capital and the Calculation of Capital Adequacy became effective on July 15, 2022. The Bahamas capital regulations include changes to the methodology for the calculation of risk-weighted assets and Tier 1 capital that could adversely impact Inteligo Bank’s capital adequacy ratio. In 2018, the Central Bank of The Bahamas published two discussion papers focused on minimum disclosures (Pillar III of the Basel II framework) and the net stable funding ratio and the liquidity coverage ratio (main components of Basel III), but following completion of the capital framework, its liquidity is still in the process of being amended.

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

Classification of Impaired Assets

The Guidelines for the Management of Credit Risk, issued by the Central Bank of The Bahamas, provide the Central Bank of The Bahamas’ minimum requirements for the recognition, measurement and classification of impaired assets. An impaired asset is defined as a credit facility for which a significant increase in credit risk has occurred since the purchase or origination of the asset; or there is no longer reasonable assurance of timely collection of the full amount (e.g. principal and interest) without the bank’s realization of collateral, regardless of the number of days the exposure is past due. Banks are required to follow the requirements of the IFRS Accounting Standards relating to impaired assets, in particular International Accounting Standards 36 "Impairment of Assets" and IFRS 9.

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

Our principal subsidiaries own or lease the following properties:

Interbank

Interbank owns its headquarters, the Interbank Tower, located at Av. Carlos Villarán 140, Urbanización, Santa Catalina, La Victoria, Lima 13, Peru (approximately 46,585 square meters). Although most of its financial store facilities are leased, Interbank owned 39 financial store facilities as of December 31, 2024.

Interseguro

Interseguro owns its administrative and commercial office, located at Av. Javier Prado 492, San Isidro, Lima, Peru (approximately 2,482 square meters). As of December 31, 2024, Interseguro leases 20 facilities in different provinces of Peru. Most of Interseguro’s facilities outside of Lima are subleased to Interbank.

Inteligo

Inteligo had four offices as of December 31, 2024. Inteligo owns its branch in Panama and leases the rest of the facilities where it operates. Inteligo Bank’s registered headquarters are located at Inteligo Bank— Balmoral Corporate Centre, Ground Floor, Unit B, Nassau, The Bahamas. Inteligo SAB’s and Interfondos’ registered headquarters are located at Av. Rivera Navarrete 501, San Isidro, Lima, Peru. Inteligo USA signed a lease agreement on September 19, 2024, and received the keys to a new office located at 801 Brickell Avenue, Suite 2320, Miami, FL 33131, on December 16, 2024.

Izipay

Izipay has 19 offices as of December 31, 2024. Izipay owns one administrative office, located at Calle Porta 111 Piso 7, Miraflores, Lima, Peru, and leases the rest of the facilities where it operates including its main offices at Av. Jorge Chávez 275 Piso 7, Miraflores, Lima, Peru.

SELECTED STATISTICAL INFORMATION

The following tables present certain selected statistical information and ratios for IFS for the periods indicated. The following information is included for analytical purposes and should be read in conjunction with the information included in “Item 5. Operating and Financial Review and Prospects” and our audited annual consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 20-F. The statistical information and discussion and analysis presented below for the fiscal years ended December 31, 2024, 2023 and 2022 reflect our consolidated financial position with our subsidiaries, Inteligo, Interbank, and Interseguro, for the fiscal years ended December 31, 2024, 2023 and 2022 and their results of operations for the fiscal years ended December 31, 2024, 2023 and 2022.

Average annual balances are based on five quarterly balances. Nominal average interest rates have been calculated by dividing interest earned on assets or paid on liabilities by the corresponding average annual balances on such assets or liabilities.

On January 1, 2024, we adopted the following standards, interpretations, or amendments: (i) in connection with lease liability in a sale and leaseback, amendments to IFRS 16 "Leases," (ii) in connection with classification of liabilities as current or non-current, amendments to IAS 1 “Presentation of Financial Statements” and (iii) in connection with supplier finance arrangements, amendments to IAS 7 "Statements of Cash Flows" and IFRS 7 "Financial instruments: Disclosures". See Note 3.2 to our audited annual consolidated financial statements.

On January 1, 2023, we adopted the following standards, interpretation, or amendments: (i) IFRS 17 "Insurance Contracts", (ii) in connection with the definition of Accounting Estimates, an amendment to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors,” (iii) in connection with the disclosure of Accounting Policies, amendments to IAS 1 “Presentation of Financial Statements” and IFRS Practice Statement 2 “Making Materiality Judgements,” (iv) in connection with Deferred Tax related to Assets and Liabilities arising from a Single Transaction, amendments to IAS 12 “Income Taxes,” and (v) in connection with the International Tax Reform – Pillar Two Model Rules, amendments to IAS 12 “Income Taxes.” Such standards, interpretations or amendments have not had a significant impact on our consolidated financial statements.

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

	For the year ended December 31,
	2024(1)			2023(1)			2022(1)

	(S/ in millions, except for percentages)
	Average Balance	Interest Earned	Nominal Average Rate	Average Balance	Interest Earned	Nominal Average Rate	Average Balance	Interest Earned	Nominal Average Rate
Interest-earning assets:
Cash and due from banks
Soles	3,875.4	64.8	1.7%	2,933.4	48.1	1.6%	3,539.6	55.9	1.6%
Foreign Currency	8,448.1	307.9	3.6%	8,776.0	319.0	3.6%	10,412.5	119.5	1.1%
Total	12,323.4	372.6	3.0%	11,709.4	367.2	3.1%	13,952.1	175.4	1.3%
Investments
Soles	19,404.2	1,151.6	5.9%	18,012.1	1,104.7	6.1%	16,373.9	1,121.4	6.8%
Foreign Currency	7,504.3	346.9	4.6%	6,988.4	323.9	4.6%	7,653.1	326.0	4.3%
Total	26,908.6	1,498.5	5.6%	25,000.4	1,428.7	5.7%	24,027.1	1,447.4	6.0%
Loans
Soles	35,619.5	4,113.5	11.5%	34,567.2	4,303.2	12.4%	33,385.0	3,587.3	10.7%
Foreign Currency	14,026.0	1,044.7	7.4%	13,836.4	1,021.4	7.4%	12,630.0	661.2	5.2%
Total	49,645.5	5,158.3	10.4%	48,403.6	5,324.6	11.0%	46,015.1	4,248.5	9.2%
Total interest-earning assets
Soles	58,899.1	5,329.9	9.0%	55,512.7	5,456.0	9.8%	53,298.6	4,764.6	8.9%
Foreign Currency	29,978.4	1,699.5	5.7%	29,600.8	1,664.4	5.6%	30,695.7	1,106.7	3.6%
Total	88,877.5	7,029.4	7.9%	85,113.4	7,120.4	8.4%	83,994.2	5,871.3	7.0%
Taxable interest income	—	5,411.0	—	—	5,460.0	—	—	4,261.2	—
Non-taxable interest income	—	1,709.4	—	—	1,660.4	—	—	1,610.1	—
Interest-bearing liabilities:
Deposits and obligations
Soles	32,049.5	(1,119.1)	(3.5%)	29,603.8	(1,315.6)	(4.4%)	28,143.4	(782.9)	(2.8%)
Foreign Currency	19,893.3	(463.5)	(2.3%)	19,465.3	(427.7)	(2.2%)	19,954.4	(158.4)	(0.8%)
Total	51,942.7	(1,582.7)	(3.0%)	49,069.0	(1,743.3)	(3.6%)	48,097.7	(941.3)	(2.0%)
Due to banks and correspondents(2)
Soles	6,458.0	(324.5)	(5.0%)	7,212.7	(366.2)	(5.1%)	7,231.3	(214.4)	(3.0%)
Foreign Currency	2,283.6	(157.9)	(6.9%)	1,590.9	(108.2)	(6.8%)	717.2	(20.5)	(2.9%)
Total	8,741.6	(482.4)	(5.5%)	8,803.6	(474.4)	(5.4%)	7,948.5	(234.8)	(3.0%)
Bonds, notes and other obligations
Soles	1,744.3	(9.7)	(0.6%)	1,497.7	(28.6)	(1.9%)	2,400.3	(169.2)	(7.0%)
Foreign Currency	4,022.9	(405.6)	(10.1%)	4,647.5	(346.1)	(7.4%)	5,643.0	(316.8)	(5.6%)
Total	5,767.1	(415.2)	(7.2%)	6,145.3	(374.7)	(6.1%)	8,043.2	(486.0)	(6.0%)
Total Interest-bearing liabilities:
Soles	40,251.8	(1,453.3)	(3.6%)	38,314.2	(1,710.4)	(4.5%)	37,775.0	(1,166.4)	(3.1%)
Foreign Currency	26,199.7	(1,027.0)	(3.9%)	25,703.7	(882.0)	(3.4%)	26,314.5	(495.7)	(1.9%)
Total	66,451.5	(2,480.3)	(3.7%)	64,017.9	(2,592.4)	(4.0%)	64,089.5	(1,662.1)	(2.6%)

(1)
As of and for the years ended December 31, 2024, 2023 and 2022, IFS did not maintain any of the following categories on its balance sheets: (i) federal funds sold, (ii) securities purchased with agreements to resell, (iii) federal funds purchased, (iv) securities sold under agreements to repurchase, or (v) commercial paper.
(2)
Includes inter-bank funds

The following tables set forth, by currency of denomination, average balances for our non-interest earning assets and non-interest bearing liabilities and shareholders’ equity for the periods indicated.

	For the year ended December 31,
	2024	2023	2022
	(S/ in millions)
	Average Balance	Average Balance	Average Balance
Impairment allowance for loans
Soles	(1,936.0)	(2,058.2)	(1,958.6)
Foreign Currency	(90.2)	(132.2)	(83.6)
Total	(2,026.2)	(2,190.4)	(2,042.3)
Investment Property
Soles	1,343.0	1,279.5	1,255.5
Foreign Currency	—	—	—
Total	1,343.0	1,279.5	1,255.5
Property, furniture and equipment, net
Soles	821.5	793.2	809.1
Foreign Currency	—	—	—
Total	821.5	793.2	809.1
Accounts receivable and other assets, net
Soles	2,354.1	1,418.9	1,535.1
Foreign Currency	328.3	281.2	285.8
Total	2,682.5	1,700.1	1,820.8
Intangibles and goodwill, net
Soles	1,662.0	1,645.0	1,322.7
Foreign Currency	—	—	—
Total	1,662.0	1,645.0	1,322.7
Insurance contract assets
Soles	23.0	27.9	31.8
Foreign Currency	0.9	0.7	1.7
Total	24.0	28.6	33.5
Due from customers on acceptances
Soles	—	—	—
Foreign Currency	17.7	54.9	65.1
Total	17.7	54.9	65.1
Deferred Income Tax asset, net
Soles	25.6	139.7	191.5
Foreign Currency	—	—	—
Total	25.6	139.7	191.5
Total non-interest-earning assets:
Soles	4,293.4	3,245.9	3,187.0
Foreign Currency	256.8	204.6	269.0
Total	4,550.1	3,450.5	3,455.9

	For the year ended December 31,
	2024	2023	2022
	(S/ in millions, except for percentages)
	Average Balance	Average Balance	Average Balance
Non-interest-bearing liabilities:
Due from customers on acceptances
Soles	—	—	—
Foreign Currency	17.7	54.9	65.1
Total	17.7	54.9	65.1
Accounts payable, provisions and other liabilities
Soles	2,634.7	2,164.6	1,798.3
Foreign Currency	1,502.0	1,029.9	1,224.3
Total	4,136.7	3,194.5	3,022.6
Insurance contract liabilities
Soles	8,287.3	7,612.2	6,749.5
Foreign Currency	4,021.3	4,070.4	4,548.5
Total	12,308.6	11,682.5	11,301.5
Deferred Income Tax Liability, net
Soles	110.2	80.8	34.6
Foreign Currency	—	—	—
Total	110.2	80.8	34.6
Total non-interest-bearing liabilities:
Soles	11,032.3	9,857.6	8,582.4
Foreign Currency	5,541.0	5,155.1	5,837.9
Total	16,573.3	15,012.6	14,423.7

Changes in Net Interest and Similar Income and Net Interest and Similar Expense: Volume and Rate Analysis

The following table sets forth, by currency of denomination, changes in our interest revenue and expenses between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates from the year ended December 31, 2024 to the year ended December 31, 2023 and from the year ended December 31, 2023 to the year ended December 31, 2022. Volume and rate variances have been calculated based on movements in average quarterly balances and changes in nominal interest rates, average interest-earning assets and average interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

	December 31, 2024/2023(1)			December 31, 2023/2022(1)
	Increase (Decrease) Due to Changes in:			Increase (Decrease) Due to Changes in:
	Rate	Volume	Net Change	Rate	Volume	Net Change
	(S/ in millions)
Interest-earning assets:
Cash and due from banks(2)
Soles	0.9	15.7	16.6	2.2	(9.9)	(7.8)
Foreign Currency	0.8	(12.0)	(11.2)	259.0	(59.5)	199.5
Total	1.7	3.8	5.5	261.2	(69.4)	191.8
Investments
Soles	(35.8)	82.6	46.8	(117.1)	100.5	(16.6)
Foreign Currency	(0.8)	23.9	23.0	28.7	(30.8)	(2.1)
Total	(36.6)	106.5	69.9	(88.4)	69.7	(18.7)
Loans
Soles	(311.2)	121.5	(189.7)	568.7	147.2	715.8
Foreign Currency	9.2	14.1	23.3	271.2	89.1	360.2
Total	(302.0)	135.6	(166.3)	839.8	236.2	1,076.1
Total interest-earning assets:
Soles	(346.1)	219.9	(126.2)	453.8	237.7	691.5
Foreign Currency	9.1	26.0	35.2	558.9	(1.3)	557.7
Total	(336.9)	245.9	(91.0)	1,012.7	236.4	1,249.1
Interest-bearing liabilities: Deposits and obligations
Soles	281.9	(85.4)	196.5	(467.8)	(64.9)	(532.7)
Foreign Currency	(25.9)	(10.0)	(35.9)	(280.1)	10.7	(269.3)
Total	256.0	(95.4)	160.7	(747.9)	(54.2)	(802.1)
Due to banks and correspondents
Soles	3.8	37.9	41.7	(152.8)	0.9	(151.8)
Foreign Currency	(1.8)	(47.9)	(49.7)	(28.3)	(59.4)	(87.7)
Total	1.9	(10.0)	(8.0)	(181.0)	(58.5)	(239.5)
Bonds, notes and other obligations
Soles	20.3	(1.4)	18.9	123.2	17.2	140.5
Foreign Currency	(122.4)	63.0	(59.5)	(103.7)	74.1	(29.6)
Total	(102.1)	61.6	(40.5)	19.5	91.4	110.9
Total Interest-bearing liabilities:
Soles	306.0	(48.8)	257.1	(497.4)	(46.7)	(544.1)
Foreign Currency	(150.1)	5.1	(145.0)	(412.1)	25.5	(386.6)
Total	155.8	(43.7)	112.1	(909.4)	(21.3)	(930.7)

(1)
As of and for the years ended December 31, 2024, 2023 and 2022, IFS did not maintain any of the following categories on its balance sheets: (i) federal funds sold, (ii) securities purchased with agreements to resell, (iii) federal funds purchased, (iv) securities sold under agreements to repurchase, or (v) commercial paper.
(2)
Includes inter-bank funds.

Interest-Earning Assets: Net Interest Margin and Yield Spread

The following table set forth for each of the periods indicated, by currency of denomination, our levels of average interest-earning assets, net interest income, gross yield, net interest margin and yield spread, all on a nominal basis.

	For the year ended December 31,
	2024	2023	2022
Average interest-earning assets
Soles	58,899.1	55,512.7	53,298.6
Foreign Currency	29,978.4	29,600.8	30,695.7
Total	88,877.5	85,113.4	83,994.3
Net interest income(1)
Soles	3,876.6	3,745.6	3,598.2
Foreign Currency	672.5	782.4	611.3
Total	4,549.1	4,528.0	4,209.6
Gross yield(2)
Soles	9.0%	9.8%	8.9%
Foreign Currency	5.7%	5.6%	3.6%
Total	7.9%	8.4%	7.0%
Net interest margin(3)
Soles	6.6%	6.7%	6.8%
Foreign Currency	2.2%	2.6%	2.0%
Total	5.1%	5.3%	5.0%
Yield spread(4)
Soles	5.4%	5.4%	5.9%
Foreign Currency	1.7%	2.2%	1.7%
Total	4.2%	4.3%	4.4%

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

Investment Portfolio

The following table sets forth our financial investment portfolio by type on the dates indicated. For more information on our financial investment portfolio as of December 31, 2024, 2023 and 2022, see Note 5 to our audited annual consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F.

	As of December 31,
	2024		2023		2022
	S/ in millions	%	S/ in millions	%	S/ in millions	%
Debt instruments measured at fair value through other comprehensive income	20,377.8	77.2%	20,912.2	79.5%	16,716.5	74.6%
Investments at amortized cost	3,784.9	14.3%	3,383.0	12.9%	3,231.1	14.4%
Investments at fair value through profit or loss	1,776.6	6.7%	1,556.5	5.9%	1,933.0	8.6%
Equity instruments measured at fair value through other comprehensive income	458.3	1.7%	444.9	1.7%	512.9	2.3%
Total	26,397.5	100.0%	26,296.6	100.0%	22,393.5	100.0%
Plus: Accrued interest	460.4		425.4		394.1
Total investments, net	26,857.9		26,722.0		22,787.6

The following tables set forth the maturities of our financial investment portfolio as of December 31, 2024, before accrued interest.

Maturities of Investment Portfolio - Yields

	1 year or less	Weighted Average Yield(1)	1-5 years	Weighted Average Yield(1)	5-10 years	Weighted Average Yield(1)	Over 10 years	Weighted Average Yield(1)	Total
Instruments measured at fair value through other comprehensive income:
Bonds	387.3	52.5%	1,742.6	8.8%	3,131.7	10.5%	5,057.0	5.9%	10,318.6
Peruvian sovereign and global Bonds	—	—	2,894.0	5.9%	1,260.8	6.0%	3,790.4	7.7%	7,945.3
Negotiable bank certificates issued by the Central Reserve Bank of Peru	2,113.9	7.3%	—	—	—	—	—	—	2,113.9
Total Instruments measured at fair value through other comprehensive income	2,501.2	59.9%	4,636.6	14.7%	4,392.5	16.5%	8,847.5	13.6%	20,377.8
Investments at amortized cost:
Peruvian sovereign Bonds	—	—	727.6	2.2%	1,847.4	16.0%	1,123.4	9.2%	3,698.4
Total Investments at amortized cost	—	—	727.6	2.2%	1,847.4	16.0%	1,123.4	9.2%	3,698.4
Total investments	2,501.2	59.9%	5,364.2	16.9%	6,239.9	32.5%	9,970.9	22.8%	24,076.2
%	9.5%		20.4%		23.7%		37.9%		91.5%

(1)
The weighted average yield for each range of maturity is calculated by dividing the annual interest income by the book value of the debt securities.

Loan Portfolio

The following table sets forth our loans by type of loan, at the dates indicated.

	As of December 31,
	2024		2023		2022
	S/ in millions	%	S/ in millions	%	S/ in millions	%
Loan Portfolio
Loans	38,456.7	76.3%	35,789.1	74.2%	35,977.7	76.5%
Credit cards	5,386.4	10.7%	6,023.8	12.5%	6,239.3	13.3%
Discounted notes	1,706.9	3.4%	1,567.4	3.2%	894.6	1.9%
Leasing	1,584.4	3.1%	1,495.3	3.1%	1,174.5	2.5%
Factoring receivables	1,411.0	2.8%	1,244.8	2.6%	1,011.5	2.2%
Advances and overdrafts	101.8	0.2%	14.6	0.0%	38.8	0.1%
Refinanced loans	449.4	0.9%	462.0	1.0%	322.9	0.7%
Past-due and under legal collection loans	1,318.8	2.6%	1,652.2	3.4%	1,366.0	2.9%
Total gross loans	50,415.4	100.0%	48,249.2	100.0%	47,025.4	100.0%
Accrued interest from performing loans	569.4	—	657.4	—	527.6	—
Unearned interest and interest collected in advance	(25.1)	—	(36.7)	—	(22.1)	—
Impairment allowance for loans	(1,730.2)	—	(2,349.4)	—	(2,027.9)	—
Total direct loans, net	49,229.4	—	46,520.4	—	45,503.0	—

Loans by Classification

The following table shows the composition of our loan portfolio by classification for the periods indicated.

	As of December 31,
	2024		2023		2022
	S/ in millions	%	S/ in millions	%	S/ in millions	%
Commercial loans	22,770.5	45.2%	21,155.5	43.8%	21,412.1	45.5%
Consumer loans	15,036.4	29.8%	16,325.5	33.8%	14,967.8	31.8%
Mortgage loans	10,571.3	21.0%	9,834.4	20.4%	9,286.9	19.7%
Small and micro-business loans	2,037.2	4.0%	933.8	1.9%	1,358.5	2.9%
Total direct gross loans(1)	50,415.4	100.0%	48,249.2	100.0%	47,025.4	100.0%

(1)
Includes refinanced loans and past due and under legal collection loans for all periods reported.

Loans by Currency

The following table presents our loan portfolio divided by currency at the dates indicated.

	As of December 31,
	2024		2023		2022
	S/ in millions	%	S/ in millions	%	S/ in millions	%
Foreign currency denominated	14,287.2	28.3%	14,047.7	29.1%	13,481.9	28.7%
Sol denominated	36,128.2	71.7%	34,201.4	70.9%	33,543.5	71.3%
Total gross loans	50,415.4	100.0%	48,249.2	100.0%	47,025.4	100.0%

As of December 31, 2024, 2023 and 2022, we did not have foreign loans that exceeded 1% of our total consolidated assets.

Maturity Composition of Our Portfolio of Loans

The following tables set forth an analysis of our portfolio of loans as of December 31, 2024, 2023 and 2022 by type and by the time remaining to maturity. Loan amounts are presented before deduction of allowances for loan losses.

	As of December 31, 2024(1)
	1 month	1-3 months	3 months-1 year	1-5 years	More than 5 years but less than 15 years	More than 15 years	Past-due loans	Total
	(S/ in millions)
Loans	1,790.3	2,975.4	10,360.5	17,247.7	5,709.8	373.0	1,318.8	39,775.4
Credit cards and other loans (1)	1,565.1	973.3	1,211.6	1,636.5	—	—	—	5,386.4
Leasing	44.0	148.0	544.7	844.0	3.8	—	—	1,584.4
Discounted notes	773.1	639.1	294.6	—	—	—	—	1,706.9
Factoring receivables	399.0	563.8	448.2	—	—	—	—	1,411.0
Advances and overdrafts	101.8	—	—	—	—	—	—	101.8
Refinanced loans	20.6	16.1	107.8	272.8	32.0	0.1	—	449.4
Total gross loans	4,693.9	5,315.7	12,967.4	20,000.9	5,745.6	373.1	1,318.8	50,415.4

	As of December 31, 2023(1)
	1 month	1-3 months	3 months-1 year	1-5 years	More than 5 years but less than 15 years	More than 15 years	Past-due loans	Total
	(S/ in millions)
Loans	1,988.4	3,226.6	8,078.4	16,516.2	5,614.1	365.5	1,652.2	37,441.3
Credit cards and other loans (1)	1,350.9	1,397.7	1,335.3	1,939.7	—	—	—	6,023.8
Leasing	31.9	77.3	649.1	726.7	10.3	—	—	1,495.3
Discounted notes	630.8	590.7	344.9	1.0	—	—	—	1,567.4
Factoring receivables	437.6	472.7	334.5	—	—	—	—	1,244.8
Advances and overdrafts	14.6	—	—	—	—	—	—	14.6
Refinanced loans	7.4	16.5	88.9	316.9	26.6	5.7	—	462.0
Total gross loans	4,461.6	5,781.5	10,831.1	19,500.5	5,651.1	371.2	1,652.2	48,249.2

(2)
See Note 6(a) to our audited annual consolidated financial statements.

	As of December 31, 2022(1)
	1 month	1-3 months	3 months -1 year	1-5 years	More than 5 years but less than 15 years	More than 15 years	Past-due loans	Total
	(S/ in millions)
Loans	2,979.8	3,432.0	7,688.4	16,061.5	5,522.5	293.5	1,366.0	37,343.7
Credit cards and other loans (1)	1,206.4	1,223.6	1,711.9	2,097.4	—	—	—	6,239.3
Leasing	73.4	60.2	475.6	554.7	10.7	—	—	1,174.5
Discounted notes	399.0	412.0	83.6	—	—	—	—	894.6
Factoring receivables	240.0	565.3	206.2	—	—	—	—	1,011.5
Advances and overdrafts	38.8	—	—	—	—	—	—	38.8
Refinanced loans	8.5	15.2	54.4	203.1	37.4	4.3	—	322.9
Total gross loans	4,945.9	5,708.3	10,220.2	18,916.6	5,570.6	297.9	1,366.0	47,025.4

(1)
Includes the balance of disbursements made by Interbank within the “Reactiva Perú” program. The balance of these loans as of December 31, 2024, 2023 and 2022 amounted to S/270.2 million, S/802.6 million and S/2,299.9 million, respectively.

Classification of Our Loan Portfolio - Analysis of Substandard and Past Due Loans

The following tables provide the classification of our loans as of December 31, 2024, 2023 and 2022, respectively, calculated under the requirements of IFRS 9:

	As of December 31, 2024
Direct and indirect Loans	Stage 1	Stage 2	Stage 3	Total
	(S/ in millions)
Not impaired
High grade	35,618.9	371.7	—	35,990.6
Standard grade	9,388.4	1,632.8	—	11,021.2
Sub-standard grade	2,977.4	1,714.9	—	4,692.3
Past due but not impaired	1,335.6	1,172.8	—	2,508.3
Impaired
Individually impaired	—	—	29.4	29.4
Collectively impaired	—	—	1,242.2	1,242.2
Total gross loans	49,320.3	4,892.2	1,271.6	55,484.1
Direct loan portfolio	44,558.1	4,609.6	1,247.7	50,415.4
Indirect loan portfolio	4,762.2	282.6	23.9	5,068.7
Total gross loans	49,320.3	4,892.2	1,271.6	55,484.1

	As of December 31, 2023
Direct and indirect Loans	Stage 1	Stage 2	Stage 3	Total
	(S/ in millions)
Not impaired
High grade	39,087.4	1,526.2	—	40,613.6
Standard grade	2,864.7	1,725.7	—	4,590.4
Sub-standard grade	1,370.3	1,481.9	—	2,852.2
Past due but not impaired	1,949.9	1,460.1	—	3,410.0
Impaired
Individually impaired	—	—	42.4	42.4
Collectively impaired	—	—	1,484.1	1,484.1
Total gross loans	45,272.3	6,193.9	1,526.5	52,992.6
Direct loan portfolio	41,248.0	5,490.5	1,510.7	48,249.2
Indirect loan portfolio	4,024.3	703.4	15.8	4,743.5
Total gross loans	45,272.3	6,193.9	1,526.5	52,992.6

	As of December 31, 2022
Direct and indirect Loans	Stage 1	Stage 2	Stage 3	Total
	(S/ in millions)
Not impaired
High grade	39,559.3	1,513.8	—	41,073.1
Standard grade	4,295.0	874.8	—	5,169.7
Sub-standard grade	778.7	1,000.3	—	1,779.0
Past due but not impaired	1,124.6	1,150.1	—	2,274.7
Impaired
Individually impaired	—	—	55.2	55.2
Collectively impaired	—	—	1,161.0	1,161.0
Total gross loans	45,757.5	4,539.0	1,216.2	51,512.7
Direct loan portfolio	41,798.1	4,037.2	1,190.1	47,025.4
Indirect loan portfolio	3,959.4	501.8	26.1	4,487.3
Total gross loans	45,757.5	4,539.0	1,216.2	51,512.7

Impairment Allowance for Loans

The following tables show the allocation for our impairment allowance for loans as of December 31, 2024, 2023 and 2022:

	As of December 31,
	2024		2023		2022
	(S/ in millions)%		(S/ in millions)%		(S/ in millions)%
Commercial loans	189.6	10.9%	296.2	12.5%	282.4	13.7%
Consumer loans	1,372.9	78.7%	1,862.4	78.7%	1,622.4	78.6%
Mortgage loans	93.8	5.4%	87.2	3.7%	61.6	3.0%
Small and micro-business loans	88.2	5.1%	121.5	5.1%	96.9	4.7%
Total(1)	1,744.4	100.0%	2,367.4	100.0%	2,063.4	100.0%

(1)
Includes impairment allowance for indirect loans amounting to S/14.2 million as of December 31, 2024, S/17.9 million as of December 31, 2023 and S/35.5 million as of December 31, 2022. See Note 6(d.2) to our audited annual consolidated financial statements.

The following table shows the changes in our impairment allowance for loans for the periods indicated.

	For the year ended December 31,
	2024	2023	2022
	(S/ in millions)
Balance as of January 1	2,367.4	2,063.4	2,105.2
Provision	1,720.2	1,981.8	830.6
Recoveries of written-off loans	179.7	138.9	155.1
Written-off loans and sales	(2,524.9)	(1,813.7)	(1,021.5)
Translation result and others	2.1	(3.0)	(6.0)
Balance as of December 31,	1,744.4	2,367.4	2,063.4
Allowances for indirect loans	14.2	17.9	35.5
Allowances for direct loans	1,730.2	2,349.4	2,027.9
Total allowances for loan losses	1,744.4	2,367.4	2,063.4
Allowances for Loan Losses at end of Period as a Percentage of Total Loans	3.5%	4.9%	4.4%
Ratios of Charge-Offs to Average Balance
Commercial loans	0.1%	0.1%	0.1%
Consumer loans	4.4%	3.2%	1.8%
Mortgage loans	0.0%	0.0%	0.0%
Small and micro business loans	0.4%	0.3%	0.2%

The ratio of allowances for loan losses to average loans was 3.5% in 2024 compared to 4.9% in 2023. The lower ratio was mainly explained by lower allowances for direct loans both in retail and commercial banking.

Lower allowances for direct loans were explained by improved payment behavior by clients and a shift in the loan portfolio towards lower risk products.

The following tables show the changes in our impairment allowance for loans (direct and indirect) by line of business for the period indicated.

	For the Year Ended December 31, 2024
	Commercial loans	Mortgage loans	Consumer loans	Small and micro-business loans	Total
	(S/ in millions)
Balance as of January 1	296.2	87.2	1,862.4	121.5	2,367.4
Provision	(34.3)	8.0	1,655.2	91.2	1,720.2
Recovery of written-off loans	4.3	—	165.1	10.3	179.7
Written-off loans and sales	(78.2)	(1.8)	(2,310.0)	(134.9)	(2,524.9)
Translation result and others	1.6	0.3	0.2	—	2.1
Balance as of December 31	189.6	93.8	1,372.9	88.2	1,744.4

	For the Year Ended December 31, 2023
	Commercial loans	Mortgage loans	Consumer loans	Small and micro-business loans	Total
	(S/ in millions)
Balance as of January 1	282.4	61.6	1,622.4	96.9	2,063.4
Provision	73.9	29.7	1,764.1	114.1	1,981.8
Recovery of written-off loans	5.2	—	123.7	10.0	138.9
Written-off loans and sales	(63.0)	(3.6)	(1,647.6)	(99.6)	(1,813.7)
Translation result and others	(2.3)	(0.5)	(0.2)	—	(3.0)
Balance as of December 31	296.2	87.2	1,862.4	121.5	2,367.4

	For the Year Ended December 31, 2022
	Commercial loans	Mortgage loans	Consumer loans	Small and micro-business loans	Total
	(S/ in millions)
Balance as of January 1	383.2	155.2	1,401.7	165.1	2,105.2
Provision	(34.1)	(90.1)	966.9	(12.1)	830.6
Recovery of written-off loans	5.9	—	140.4	8.7	155.1
Written-off loans and sales	(68.4)	(2.3)	(886.2)	(64.7)	(1,021.5)
Translation result and others	(4.4)	(1.2)	(0.4)	—	(6.0)
Balance as of December 31	282.4	61.6	1,622.4	96.9	2,063.4

Composition of Deposits and Obligations

The following tables provide information on the composition of our deposits obligations for the periods indicated.

	As of December 31,
	2024		2023		2022
	(S/ in millions)%		(S/ in millions)%		(S/ in millions)%
Demand deposits
Soles	8,252.0	15.3%	8,202.7	16.7%	7,467.3	15.4%
Foreign currency	5,494.6	10.2%	5,173.7	10.5%	6,357.6	13.1%
Total	13,746.7	25.6%	13,376.4	27.2%	13,824.8	28.5%
Savings deposits
Soles	12,468.5	23.2%	11,382.6	23.1%	12,395.3	25.5%
Foreign currency	6,943.2	12.9%	6,373.5	13.0%	8,516.4	17.5%
Total	19,411.7	36.1%	17,756.1	36.1%	20,911.7	43.1%
Time deposits
Soles	12,161.8	22.6%	10,242.0	20.8%	8,285.3	17.1%
Foreign currency	7,729.3	14.4%	7,046.6	14.3%	4,581.4	9.4%
Total	19,891.1	37.0%	17,288.6	35.1%	12,866.7	26.5%
Others
Soles	568.8	1.1%	593.5	1.2%	695.6	1.4%
Foreign currency	149.7	0.3%	173.6	0.4%	231.9	0.5%
Total	718.5	1.3%	767.1	1.6%	927.5	1.9%
Total deposits
Soles	33,451.1	62.2%	30,420.8	61.8%	28,843.5	59.4%
Foreign currency	20,316.9	37.8%	18,767.4	38.2%	19,687.2	40.6%
Total	53,768.0	100.0%	49,188.2	100.0%	48,530.7	100.0%

As of December 31, 2024, 2023 and 2022, we did not have individual material deposits by foreign depositors that exceeded 10% of our total Deposits and Obligations.

The following table provides information on the composition of our domestic and foreign deposits, by average balances and average nominal rate, for the periods indicated.

	For the year ended December 31,
	2024	2023	2022
	(S/ in millions)
Deposits in Domestic Offices
Demand deposits
Average balance
Soles	8,361.2	7,582.1	8,127.6
Foreign currency	4,192.5	4,294.4	4,552.9
Total	12,553.7	11,876.5	12,680.5
Average nominal rate
Soles	2.7%	4.5%	3.2%
Foreign currency	1.5%	1.6%	0.5%
Total	2.3%	3.4%	2.2%
Savings deposits
Average balance
Soles	12,185.1	11,259.1	12,832.2
Foreign currency	6,571.9	7,375.7	8,562.4
Total	18,757.0	18,634.8	21,394.6
Average nominal rate
Soles	1.5%	1.4%	1.0%
Foreign currency	0.6%	0.8%	0.4%
Total	1.2%	1.2%	0.7%
Time deposits
Average balance
Soles	10,917.2	10,129.6	6,469.5
Foreign currency	5,865.5	4,060.3	2,758.7
Total	16,782.7	14,189.9	9,228.2
Average nominal rate
Soles	5.5%	7.1%	4.6%
Foreign currency	3.9%	4.3%	1.1%
Total	5.0%	6.3%	3.6%
Others
Average balance
Soles	585.9	632.9	714.1
Foreign currency	163.6	199.6	243.1
Total	749.5	832.5	957.1
Average nominal rate
Soles	6.9%	6.8%	6.6%
Foreign currency	3.7%	4.2%	4.1%
Total	6.2%	6.2%	6.0%
Deposits in Foreign Offices
Demand deposits
Average balance
Soles	—	—	—
Foreign currency	926.4	1,269.1	2,004.8
Total	926.4	1,269.1	2,004.8
Average nominal rate
Soles	0.0%	0.0%	0.0%
Foreign currency	0.0%	0.0%	0.0%
Total	0.0%	0.0%	0.0%
Time deposits
Average balance
Soles	—	—	—
Foreign currency	2,173.4	2,266.2	1,832.5
Total	2,173.4	2,266.2	1,832.5
Average nominal rate
Soles	0.0%	0.0%	0.0%
Foreign currency	3.9%	4.1%	3.1%
Total	3.9%	4.1%	3.1%

Uninsured Deposits

Uninsured deposits are deposits that are in excess of local deposit insurance fund, see “Regulation and Supervision—Banking regulations and supervision - Deposit Insurance Fund”, calculated based on the respective local regulations, as well as deposits in uninsured accounts. As of December 31, 2024, 2023 and 2022 total estimated uninsured deposits were S/33,790.0 million, S/30,519.8 million, and S/30,520.7 million, respectively.

The table below, shows the maturity of estimated uninsured time deposits as of December 31, 2024.

For the year ended December 31, 2024
(S/ in millions)
Uninsured time deposits
Within 3 months	12,921.8
From 3 to 6 months	2,599.2
From 6 to 12 months	3,662.7
Over 12 months	703.1
Total uninsured time deposits	19,886.9

The following tables provide information on the maturity of our deposits for the periods indicated.

	As of December 31, 2024
	1 month	1-3 months	3 months-1 year	1-5 years	More than 5 years	Total
	(S/ in millions)
Maturity of Deposits
Demand deposits	13,746.7	—	—	—	—	13,746.7
Saving deposits	19,411.7	—	—	—	—	19,411.7
Time deposits	7,744.9	5,179.6	6,263.4	413.0	290.2	19,891.1
Total	40,903.3	5,179.6	6,263.4	413.0	290.2	53,049.5
Percentage of Total	77.1%	9.8%	11.8%	0.8%	0.5%	100.0%

	As of December 31, 2023
	1 month	1-3 months	3 months-1 year	1-5 years	More than 5 years	Total
	(S/ in millions)
Maturity of Deposits
Demand deposits	13,376.4	—	—	—	—	13,376.4
Saving deposits	17,756.1	—	—	—	—	17,756.1
Time deposits	6,131.7	3,890.6	6,458.1	512.3	296.0	17,288.6
Total	37,264.1	3,890.6	6,458.1	512.3	296.0	48,421.1
Percentage of Total	77.0%	8.0%	13.3%	1.1%	0.6%	100.0%

	As of December 31, 2022
	1 month	1-3 months	3 months-1 year	1-5 years	More than 5 years	Total
	(S/ in millions)
Maturity of Deposits
Demand deposits	13,824.8	—	—	—	—	13,824.8
Saving deposits	20,911.7	—	—	—	—	20,911.7
Time deposits	2,797.7	1,973.3	6,788.7	1,023.5	283.5	12,866.6
Total	37,534.3	1,973.3	6,788.7	1,023.5	283.5	47,603.2
Percentage of Total	78.8%	4.1%	14.3%	2.2%	0.6%	100.0%

Short-Term Borrowings

The following tables provide information on the composition of our short-term borrowings for the periods indicated.

	As of December 31,
	2024		2023		2022
	(S/in millions)	Average rate	(S/in millions)	Average rate	(S/ in millions)	Average rate
Inter-bank funds	—	—	119.7	6.8%	30.0	7.5%
Due to banks and correspondents	3,242.9	5.1%	4,485.8	5.1%	2,107.8	5.0%
Bonds, notes and other obligations	—	—	—	—	—	—
Total	3,242.9	5.1%	4,605.5	5.1%	2,137.8	5.0%

	As of December 31,
	2024	2023	2022
	(S/in millions except for percentages)
Average balance	4,191.5	3,349.1	1,445.1
Maximum quarter-end balance	4,669.1	4,669.1	2,137.8
Weighted-average nominal interest rate	5.1%	5.9%	4.7%

ETHICS AND CORPORATE COMPLIANCE

IFS is firmly committed to promoting a world-class culture of ethics within its subsidiaries, which serves as the foundation of our business operations and stakeholder relationships. Guided by our Corporate Code of Ethics, we promote ethical behavior and compliance with applicable laws, regulations, and international standards across our operations.

In April, 2024, we updated our Corporate Code of Ethics to reflect our evolving commitments and sustainability strategy. The revised code incorporates topics such as human rights, community, and environmental responsibility, reinforcing our commitment to integrity and driving a positive impact on society.

In 2024, we strengthened our commitment to human rights by updating our human rights risk assessment to align with global standards and emerging challenges. As part of this progress, we formalized a remediation protocol to address potential breaches of our Human Rights Policy, ensuring a structured response mechanism. Additionally, we integrated human rights considerations into our sustainability initiatives, further solidifying our position as an ESG-focused organization.

The Corporate Compliance Program is designed to prevent, detect through internal controls, and report inappropriate conduct, comply with laws and regulations, and mitigate reputational risk to maintain a sustainable business. IFS has a Corporate Compliance Policy based on local and US regulations, the best international practices, and our principles and values.

IFS conducts periodic risk assessments, as well as independent external and internal audits, to evaluate the effectiveness of its compliance program. Findings are presented to the board of directors to ensure proper oversight and accountability. The program is enhanced through mandatory training for all employees, including specialized sessions tailored for the board of directors, front-office staff, and compliance team members. This training aims to prevent misconduct and reinforce adherence to compliance policies. Additionally, a structured sanction program supports these efforts.

The Compliance Program is led by the Chief Compliance Officer (“CCO”), who reports directly to the board of directors, with a functional reporting line to the CEO and is responsible for overseeing the Compliance Program within the organization. Moreover, each subsidiary has a designated Compliance Officer who reports to the CCO and to their respective board of directors.

The Compliance Program has a risk-based approach, which focuses on mitigation of risks that could negatively affect our reputation. This proactive approach seeks to ensure that our resources are focused on the most critical areas of risk, allowing us to effectively prevent, detect, and address potential issues before they escalate. To support this, our program includes the following policies:

Anti-Money Laundering / Anti-Terrorist Financing (“AML/ATF”)

IFS has implemented a risk-based AML/ATF program focused on fostering a culture of prevention. This program is designed to foster compliance with regulations applicable to each subsidiary, as well as with international standards and best practices, including those set forth by the Financial Action Task Force (FATF).

The subsidiaries have implemented their policies and procedures in alignment with the IFS Corporate Compliance Policy and local regulation, approved by their respective boards of directors and reviewed on an annual basis. The program includes but is not limited to:

•
AML/AFT policy and procedures.
•
AML/CTF Risk assessment to evaluate exposures.
•
Due diligence protocols, including Customer Identification Program (“CIP”), Know Your Customer, and enhanced due diligence (EDD) procedures, which include monitoring the OFAC and International Sanctions List.
•
Know your employee, vendor, and counterparty policies to assess and mitigate risks.
•
Annual review of high-risk customers.
•
Mandatory training for all directors and employees to ensure understanding of compliance responsibilities.

In response to digital transformation, we strive to enhance our capabilities by incorporating technology and analytics to improve efficiency, automate processes, and optimize compliance efforts. These technologies allow us to more effectively prevent and detect money laundering and the financing of terrorism using customized risk models tailored to our specific risk profile and evolving regulatory landscape.

Additionally, the AML Compliance Officer of each subsidiary reviews and reports any suspicious transactions to their local regulatory authority when applicable.

Anti-Corruption Program

IFS is committed to conducting its business in accordance with world-class ethics and compliance standards. As part of this commitment, IFS prohibits its directors, officers and employees from making any political contribution on its behalf or its subsidiaries.

Our Anti-Corruption program is built upon a robust framework of policies and procedures designed to comply with the local and international anti-corruption laws, including the Foreign Corrupt Practices Act (“FCPA”).The program is tailored to IFS’s business model and risk profile, and it encompasses, among other elements, roles and responsibilities, a zero-tolerance policy towards bribery and corruption, guidelines on gifts, conflicts of interest, donations, and hiring and appointing employees, officers, and directors. Reporting mechanisms for violations and corresponding sanctions are integrated into the program.

The subsidiaries have implemented their respective Anti-Corruption programs in alignment with the IFS Corporate Compliance Policy and local anti-bribery regulations.

Insider Trading

The IFS insider trading policy prohibits directors, officers, and employees from engaging in the buying or selling of securities related to the company while in possession of material, non-public information. Moreover, it forbids these individuals from disclosing any sensitive, non-public information to others who might be influenced or encouraged to trade securities based on this undisclosed information. This policy helps ensure the integrity of our financial markets and upholds the highest standards of ethical conduct. For further information on our insider trading policies, please see “Item 16J. Insider Trading Policies.”

Consumer Data Privacy Program

In accordance with local regulations and international best practices, IFS is committed to ensuring that personal data is collected, used and processed in accordance with the purpose for which it was provided, with the consent of the clients.

This program complies with the legal framework set forth by Law No. 29733, Personal Data Protection Law, and its regulation approved by Supreme Decree No. 016-2024-JUS. In addition, subsidiaries subject to this law have implemented internal controls in accordance with the IFS Corporate Compliance Program, ensuring a unified approach to data protection across the organization.

To maintain accountability and uphold these standards, IFS and its subsidiaries have a sanction program for non-compliance with data protection laws, in order for violations to be promptly addressed and rectified.

Fiscal Transparency

O.C.D.E. Common Report Standard (“CRS”)

IFS and its subsidiaries are CRS compliant. In adherence to CRS requirements, IFS and its subsidiaries regularly report financial information to their respective tax authorities. This reporting is done periodically according to local regulation, ensuring that the companies disclose relevant financial data as required by the CRS guidelines. By doing so, we uphold our commitment to transparency and continue working to remain in compliance with global tax regulations.

U.S. Foreign Account Tax Compliance Act (“FATCA”)

IFS and its subsidiaries are committed to global tax transparency and regulatory compliance. As part of this commitment, IFS is FATCA compliant, and all subsidiaries are classified as Reporting Model 1. As part of the Expanded Affiliated Group, Intercorp serves as the lead entity responsible for ensuring that all FATCA reporting and compliance obligations are met across the subsidiaries.

Dodd Frank

As a counterparty to U.S. banks for operations with derivatives, must adhere to the Dodd Frank Protocol. Such requirements include the settlement of certain operations through a clearinghouse and adherence to the International Swaps and Derivatives Association (“ISDA”) standards to comply, where applicable, with Dodd Frank regulations.

Whistleblower Hotline

IFS and its subsidiaries have a confidential and independent reporting channel available 24/7, that allows employees and stakeholders to report concerns such as suspected misconduct, fraudulent practices, policy violations, or unethical or unlawful behavior. Reports can be submitted anonymously through the website, e-mail, or phone call. The hotline is managed by a third party and whistleblowers are protected under our Non-Retaliation Policy to ensure the confidentiality, anonymity, and data integrity of the complaint. Each subsidiary’s compliance team is responsible for managing the investigation and resolution of reported cases. For allegations involving sensitive matters or senior management, escalation protocols are in place, ensuring reports to be directed to the CEO of IFS, the Audit Committee and/or Board of Directors.

ITEM 4A. Unresolved Staff Comments

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.
Operating Results

Factors Affecting Our Results of Operations

Substantially all of our operations are conducted in Peru. Accordingly, our results of operations and financial condition are dependent on economic conditions, consumer spending and investment levels in Peru. During the 1980s, Peru experienced a severe economic crisis and high levels of inflation. Beginning in the 1990s, however, the Peruvian government implemented a series of structural reforms, which helped stabilize the Peruvian economy and foster continued GDP growth, lower inflation and interest rates, more stable currency and significantly improved public finances. In recent years, the country’s economy has experienced a slowdown, mainly explained by lower domestic demand, as a result of a lower growth in private investment. This slowdown was intensified due to several factors, such as (i) a strong El Niño phenomenon; (ii) corruption scandals; and (iii) political instability, which have resulted in resignations and impeachment of various presidents, following an attempted coup, as well as investigations of certain members of the presidential and judicial systems and the public ministry who are now facing prosecution.

Despite the factors mentioned above, the Peruvian economy continued to outperform its peer countries in 2019, supported by solid macroeconomic fundamentals and strong fiscal and monetary policies. Moreover in 2020, Peru experienced an 11.0% GDP contraction as a result of the impact of the COVID-19 pandemic, and the mobility restrictions implemented by the Peruvian government to contain the spread of the pandemic, which in turn resulted in (i) lower employment, (ii) postponement of investment projects, and (iii) restricted access to goods and services. As a result of the reductions in private consumption and gross fixed investment, domestic demand decreased 9.8% during the year.

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

In 2022, political uncertainty and social unrest caused an economic deceleration that drove GDP growth to 2.7%. The most affected sectors included mining, tourism and agriculture. As a result, inflation increased to 8.5% for the year ended December 31, 2022. To curb inflation, the BCRP tightened its monetary policy by increasing the reference policy rate to 7.50% as of December 2022.

In 2023, GDP contracted by 0.6%. Some of the most important drivers were social conflicts and the El Niño weather phenomenon, which led to a contraction of GDP by almost two percentage points, according to the BCRP. In addition to these factors, the Peruvian economy was also affected by: (i) persistent high inflation (especially in the food sector) despite the economic slowdown (which started in the second half of 2023), (ii) real wages that remained below pre-pandemic levels, (iii) real interest rates at two-decade highs due to the BCRP’s effort to control inflation, (iv) political uncertainty, and (v) a decrease in new large projects which are usually drivers for private investment. In Peru, the weakness of domestic demand also had a role in reducing inflation. Domestic demand fell from a peak of 8.8% in June 2022 (highest in 26 years) to 3.2% in December 2023 due to the reversal of supply shocks in the agricultural sector in early 2023, the normalization of global supply chains and lower commodity prices. By the end of 2023, core inflation reached 2.9% (from 8.5% by the end of 2022), returning to the BCRP target range of between 1% - 3%, and the BCRP reference policy rate was reduced to 6.75% as of December 2023 (from 7.50% as of December 2022).

In 2024, the economy showed a recovery compared to 2023. The GDP grew 3.3%, mostly driven by a 3.8% increase in domestic demand and an increase in public investment, particularly in infrastructure, which contributed positively to economic growth. Additionally, primary sectors such as fishing, which benefited because of the open season this year, and the agricultural and livestock sector, which showed a 4.9% increase, had a strong performance. The reference rate decreased by 280 basis points, which is in line with reductions by the Federal Reserve, and inflation remained in line with the BCRP target range at 1.97%. The exchange rate also showed a stable performance. Finally, the economy received positive impacts due to private investment, mostly in infraestructure with projects such us the "Mega Puerto de Chancay", which represents an approximate investment of US$3.4 billion and aims to establish Peru as a key port hub in the South Pacific.

The table below sets forth additional details regarding Peru’s recent economic performance.

	2024	2023	2022	2021	2020
Peruvian real GDP growth rate	3.3%	(0.6)%	2.7%	13.6%	(11.0)%
Domestic demand growth	3.8%	(1.7)%	2.3%	14.4%	(9.5)%
Private consumption growth	2.8%	0.1%	3.6%	11.7%	(9.8)%
Fixed private investment (real growth)	2.6%	(7.2)%	(0.5)%	37.6%	(16.5)%
Reference interest rate	5.0%	6.8%	7.5%	2.5%	0.3%
Fiscal (deficit) (% of GDP)	(3.6)%	(2.8)%	(1.6)%	(2.6)%	(8.9)%
Variation in Consumer Price Index (“CPI”)	2.0%	3.2%	8.5%	6.4%	2.0%
Unemployment rate (Metropolitan Lima)	6.4%	6.8%	7.8%	10.7%	13.0%
Disposable income growth	6.1%	2.8%	0.5%	10.8%	(7.5)%
Public external debt as a percentage of Peruvian GDP	15.5%	15.8%	17.5%	19.5%	14.9%
Net international reserves (U.S.$ in millions)	78,987	71,033	71,883	78,495	74,707

Sources: The Central Reserve Bank of Peru and INEI.

The Peruvian government’s conservative fiscal policy, coupled with the Central Reserve Bank of Peru’s responsible management of inflation and international reserves has helped Peru maintain its investment grade ratings by Moody’s (Baal), S&P (BBB-) and Fitch (BBB). Peru’s credit ratings are subject to periodic review and may be revised or lowered at any time.

Furthermore, in its most recent forecast as of March 31, 2025, the Central Reserve Bank of Peru has estimated real GDP growth of 3.2% for 2025, as compared to a 3.0% growth in 2024, a 0.6% decrease registered in 2023 and a 2.7% increase registered in 2022.

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

In May 2021, the Central Reserve Bank of Peru set the methodology to determine maximum interest rates applicable to three types of loans: (i) ordinary consumer credit; (ii) consumer loans equivalent to two UIT (Unidad Impositiva Tributaria”) or less; and, (iii) credit for small and micro businesses, as ruled by Law 31143. Maximum interest rates are to be set at two times the average rate of consumer loans during the period between two and seven months prior to becoming effective. The interest rate cap was first effective for the period between May and October 2021 at a level of 83.4% for loans denominated in soles and 68.4% for loans denominated in U.S. dollars. For the period between November 2022 and April 2023, the interest rate cap was 87.9% for loans denominated in soles and 68.3% for loans denominated in U.S. dollars. For the period between May and October 2023, the interest rate cap was 96.32% for loans denominated in soles and 77.50% for loans denominated in U.S. dollars. For the period between November 2023 and April 2024, the interest rate cap was 101.86% for loans denominated in soles and 82.94% for loans denominated in U.S. dollars. For the period between May 2024 and October 2025, the interest rate cap is 109.8% for loans denominated in soles and 87.6% for loans denominated in U.S. dollars. The interest rate cap does not represent a major disruption to Interbank’s results.

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

Inflation

Our performance may be impacted by inflation, because substantially all of our assets are not adjusted for the effects of inflation. During the 1980s, Peru experienced hyperinflation, negative economic growth and substantial currency devaluation. Inflation rates in Peru began to decrease in the 1990s and in the last 14 years Peru had one of the lowest average inflation rates in the region, partly due to the monetary policy implemented by the Central Reserve Bank of Peru and partly due to the conservative fiscal policy of the Peruvian government. In 2002, in order to maintain low inflation rates, the Central Reserve Bank of Peru established an annual inflation target of 2.5% within a range of one percentage point. In 2007, the target was lowered to 2%, within a range of one percentage point. The Central Reserve Bank of Peru has maintained its target inflation range ever since. The inflation rate in Peru, as measured by changes in the Metropolitan Lima consumer price index published by the INEI, was 12.2% in 2018, 1.9% in 2019, 2.0% in 2020, 6.4% in 2021, 8.5% in 2022, 3.2% in 2023 and 1.97% in 2024. In its most recent forecast as of December 20, 2024, the Central Reserve Bank of Peru has estimated Peru’s inflation to be 2.0% in 2025.

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

The Peruvian government adopted a policy to encourage the de-dollarization of the Peruvian economy. This policy included promoting the development of a sol capital market and local currency yield curves. The proportion of outstanding loans in the banking system denominated in U.S. dollars has fallen from 51.0% as of December 31, 2011 to 27.5% as of December 31, 2024, according to figures published by the SBS. The percentage of deposits in the banking system denominated in U.S. dollars was approximately 47.3% as of December 31, 2011 compared to 39.1% as of December 31, 2024. Interbank’s proportion of loans in soles increased from 53.2% as of December 31, 2011 to 74.0% as of December 31, 2024, while deposits in soles increased from 56.8% as of December 31, 2011 to 65.9% as of December 31, 2024.

As of December 31, 2024, 69.5% of Interseguro’s investment portfolio was invested in soles and 30.5% was invested in U.S. dollars. According to Interseguro’s investment policy, it allocates the currency of its investment portfolio to mitigate potential currency volatility between its investment assets and its insurance liabilities.

Substantially all of Inteligo’s financial assets and liabilities are denominated in U.S. dollars.

Monetary Policy

From January 2017 to December 2020, the Central Reserve Bank of Peru (BCRP) decreased the reference rate from 4.25% to 0.25%. On March 19, 2020, it reduced its reference rate by 100 basis points to 1.25% and to 0.25% on April 9, 2020 as a result of the COVID-19 pandemic. However, in response to rising inflationary concerns, BCRP started tightening its monetary policy, similar to other monetary authorities around the world, from 0.25% in August 2021 to 7.50% in December 2022. In 2023, the BCRP decreased the rates to 7.00% and 6.75% as of November 30, 2023 and December 19, 2023, respectively. In 2024, the BCRP kept on gradually decreasing rates by 25 basis points until reaching a reference rate of 5.75% in May 2024. In August and September 2024, the BCRP further reduced the reference rate by 25 basis points cuts to reach 5.25%. In November 2024, the BCRP further lowered the reference interest rate 25 basis points. As of December 31, 2024, the reference interest rate was 5.00%. As of March 31, 2025, the reference interest rate was 4.75%.

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

However, as of December 2022, the annuities market has continued to stabilize as a result of the introduction of private annuities, a type of annuity created to fill the vacuum left by the law. This product, pioneered by Interseguro in October 2016 and soon followed by other providers, helped the industry recover a portion of the lost market. In 2024, private annuities accounted for 10.9% of the premiums collected in 2024 for the insurance industry. For Interseguro, private annuities represented 49.4% of its S/667.7 million in collections in annuities as of December 31, 2024.

Subsequent Adjustments to the Expected Loss Model

Due to the risks and uncertainties originated by economic and political uncertainty in Peru, rising inflation, global financial market volatility (as discussed in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with SEC on April 25, 2023) and the “El Niño” phenomenon (as discussed in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with SEC on April 26, 2024) Interbank assessed whether to include a series of expert judgments with the purpose of calculating the expected loss pursuant to the requirement established by IFRS 9.

We adjusted our expected loss model to include in the calculation the effects of the uncertainty and risks generated by current events as of December 31, 2024. In connection with these adjustments, expert judgment was employed to capture the impact of governmental decisions in Peru regarding the withdrawal of CTS deposits and AFP funds on the loan portfolio.

Adoption of New Standards and Disclosures

Generally, we have only adopted standards, interpretations or amendments that were effective in each year. Therefore, standards, interpretations or amendments that become effective in 2025 or later have not been early adopted.

On January 1, 2024, we adopted the following standards, interpretations, or amendments: (i) in connection with lease liability in a sale and leaseback, amendments to IFRS 16 "Leases," (ii) in connection with classification of liabilities as current or non-current, amendments to IAS 1 "Presentation of Financial Statements” and (iii) in connection with supplier finance arrangements, amendments to IAS 7 "Statements of Cash Flows" and IFRS 7 "Financial instruments: Disclosures". See Note 3.2 to our audited annual consolidated financial statements.

On January 1, 2023, we adopted the following standards, interpretations, or amendments: (i) IFRS 17 "Insurance Contracts", (ii) in connection with the definition of Accounting Estimates, an amendment to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors,” (iii) in connection with the disclosure of Accounting Policies, amendments to IAS 1 “Presentation of Financial Statements” and IFRS Practice Statement 2 “Making Materiality Judgements,” (iv) in connection with Deferred Tax related to Assets and Liabilities arising from a Single Transaction, amendments to IAS 12 “Income Taxes,” and (v) in connection with the International Tax Reform – Pillar Two Model Rules, amendments to IAS 12 “Income Taxes.” Such standards, interpretations or amendments have not had a significant impact on our consolidated financial statements.

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

Critical accounting estimates and judgments

In preparing our audited annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the IASB, we apply judgment and make estimates and assumptions that may involve significant uncertainty at the time they are made. We regularly reassess those estimates and assumptions, which encompass historical experience, expectations of the future and other pertinent factors, to determine their continuing relevance based on current conditions, and we update them as necessary.

We believe that the judgments, estimates and assumptions we have made are appropriate under the circumstances and that our audited annual consolidated financial statements fairly present, in all material respects, the financial positions of IFS as of December 31, 2024 and 2023 and the results of our operations and cash flows for the years ended December 31, 2024, 2023 and 2022 in accordance with IFRS.

For more information about our critical accounting estimates and judgments, see: Note 3.4 "Material accounting policies”; Note 3.6 "Significant accounting judgments, estimates and assumptions”; Note 29.1 "Credit Risk”; and Note 29.2 "Market Risk management” to our audited annual consolidated financial statements; and “Item 3. Key Information—Risk Factors” of this Annual Report on Form 20-F for more information.

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
•
fee income from financial services, net includes primarily commissions and other fees we charge to our customers, net from related expenses, and is composed of the following line items: (i) accounts maintenance, carriage, transfers, and debit and credit card fees, (ii) income from services (“acquirer and card issuer roles”), (iii) funds management, (iv) banking services fees, (v) contingent loan fees, (vi) collection services, and (vii) brokerage and custody services. See Note 20(a) to our audited annual consolidated financial statements;
•
other income includes: (i) maintenance, installation and sale of POS equipment, (ii) gain from sale of written-off loans, (iii) profit from sale of property, furniture and equipment, (iv) services rendered to third parties; (v) income from ATM rentals, (vi) income from investments in associates, (vii) other technical income from insurance operations and (viii) other income. See Note 21(a) to our audited annual consolidated financial statements;
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

Financial Condition as of December 31, 2024 Compared to December 31, 2023

The following table sets forth the principal components of our consolidated statement of financial position as of December 31, 2024 and December 31, 2023.

	As of December 31, 2024	As of December 31, 2023	Change
	(S/ in millions)		(S/ in millions)%
Assets
Cash, due from banks and inter-bank funds	12,835.3	10,343.6	2,491.7	24.1%
Financial investments	26,857.9	26,722.0	135.9	0.5%
Loans, net of unearned interest	50,959.6	48,869.8	2,089.8	4.3%
Impairment allowance for loans	(1,730.2)	(2,349.4)	619.3	(26.4%)
Investment property	1,381.8	1,298.9	82.9	6.4%
Property, furniture and equipment, net	814.4	804.8	9.6	1.2%
Intangibles and goodwill, net	1,667.8	1,687.1	(19.4)	(1.1%)
Reinsurance contract assets	18.6	26.3	(7.7)	(29.2%)
Other assets	2,698.5	2,221.6	476.9	21.5%
Total assets	95,503.8	89,624.8	5,879.0	6.6%
Liabilities and equity
Deposits and obligations	53,768.0	49,188.2	4,579.8	9.3%
Due to banks and correspondents and inter-bank funds	7,562.1	9,145.6	(1,583.6)	(17.3%)
Bonds, notes and other obligations	6,075.4	5,551.6	523.8	9.4%
Insurance and reinsurance contract liabilities	12,524.3	12,207.5	316.8	2.6%
Other liabilities	4,595.3	3,523.6	1,071.7	30.4%
Total liabilities	84,525.2	79,616.7	4,908.5	6.2%
Equity, net
Equity attributable to IFS’s shareholders	10,915.2	9,950.2	965.0	9.7%
Non-controlling interest	63.4	57.9	5.5	9.5%
Total equity, net	10,978.6	10,008.1	970.5	9.7%
Total liabilities and equity net	95,503.8	89,624.8	5,879.0	6.6%

Our assets were S/95,503.8 million as of December 31, 2024, a 6.6% increase from S/89,624.8 million as of December 31, 2023. This was mainly driven by a 24.1% increase in cash, due from banks and inter-bank funds, a 4.3% increase in loans, net of unearned interest, a 26.4% reduction in impairment allowance for loans, a 0.5% increase in financial investments and a 6.4% increase in investment property. These factors were partially offset by decreases of 29.2% and of 1.1% in reinsurance contract assets and intangibles and goodwill, net, respectively.

The increase in cash, due from bank and inter-banks funds was mainly due to higher lace funds and deposits at the BCRP. The increase in loans, net of unearned interest, showed a higher balance mostly driven by an increase in the commercial portfolio. The reduction in impairment allowances of loans is mostly explained by a lower exposure to higher risk segments in the banking business, as well as a recovery of the Peruvian economy, which in turn positively impacted the payment behavior.

Our liabilities reached S/84,525.2 million as of December 31, 2024, a 6.2% increase from S/79,616.7 million as of December 31, 2023. This was mainly driven by a 9.3% increase in deposits and obligations, and increases of 30.4% in other liabilities, 9.4% in bonds, notes and other obligations and 2.6% in insurance and reinsurance contract liabilities, which was partially offset by a 17.3% reduction in due to banks and correspondents and inter-bank funds.

Our net equity was S/10,978.6 million as of December 31, 2024, a 9.7% increase from S/10,008.1 million as of December 31, 2023, mainly as a result of higher retained earnings.

For more information of our liquidity, capital resources and commitments and obligations, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Results of Operations for the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

The following table sets forth the principal components of our consolidated profit for the years ended December 31, 2024 and 2023.

	For the year ended December 31,
	2024	2023	Change
	(S/ in millions)		(S/ in millions)%
Interest and similar income	7,029.4	7,120.4	(91.0)	(1.3)%
Interest and similar expenses	(2,480.3)	(2,592.4)	112.1	(4.3)%
Net interest and similar income	4,549.1	4,528.0	21.1	0.5%
Impairment loss on loans, net of recoveries	(1,720.2)	(1,981.8)	261.6	(13.2)%
Loss due to impairment of financial investments	(47.5)	(7.5)	(40.0)	533.6%
Net interest and similar income after impairment loss	2,781.4	2,538.7	242.7	9.6%
Fee income from financial services, net	1,142.9	1,178.5	(35.5)	(3.0)%
Other income	791.6	557.8	233.8	41.9%
Result from insurance activities	(169.8)	(178.4)	8.6	(4.8%)
Total other expenses	(2,900.2)	(2,750.2)	(150.0)	5.5%
Income before translation result and income tax	1,646.0	1,346.5	299.5	22.2%
Translation result	(24.1)	8.4	(32.6)	(386.5%)
Income Tax	(314.4)	(275.6)	(38.8)	14.1%
Net profit for the year	1,307.5	1,079.3	228.2	21.1%
Attributable profit to:
IFS’ shareholders	1,300.1	1,072.8	227.3	21.2%
Non-controlling interest	7.4	6.5	0.8	12.8%

Our net profit was S/1,307.5 million for the year ended December 31, 2024, a 21.1% increase as compared to 2023.

The higher net profit was mainly a result of a decrease of S/261.6 million in impairment loss on loans, a S/233.8 million increase in other income as well as a S/112.1 million decrease in interest and similar expenses. These effects were partially offset by a S/150.0 million increase in other expenses, as well as a S/38.8 million increase in income tax and a S/35.5 million decrease in fee income from financial services.

Net interest and similar income grew S/21.1 million, or 0.5%, mainly due to a decrease of S/112.1 million in interest and similar expenses, mostly related to the downward trend in interest rates in the market, as well as the efficient funding strategy in our banking business. These effects were partially offset by a S/91.0 million decrease in interest and similar income, which was in turn due to a change in the loan portfolio in our banking business.

Impairment loss on loans, net of recoveries decreased S/261.6 million, explained by lower provision requirements in both retail and commercial loan books, associated with the improvement of the macroeconomic outlook in Peru; as well as the change in the loan mix, as lower risk segments such us mortgages, payroll deductible loans and commercial loans, gained relevance. Also, 2024 shows a loss due to impairment of financial investments of S/47.5 million, which is mostly due to a one-off event in the first quarter in our insurance business, as a result of the rating downgrade of a fixed income investment.

Other income showed an increase of S/233.8 million, due to an improvement in the results in our Wealth Management business, from a S/40.2 million loss to a S/80.5 million profit, which in turn is explained by an increase in the mark-to-market valuation on the proprietary investments, an increase of S/127.3 million in net gain on foreign exchange transactions from our banking business and a S/55.1 million increase in investment property, mostly related to our insurance business.

Fee income from financial services showed a decrease of S/35.5 million. This decrease was mostly explained by a reduction of S/34.3 million in Izipay's business, which in turn was related to higher competition and tightening margins, and a S/21.5 million reduction in our banking business. These effects were partially offset by a S/24.7 million increase in fee income from our Wealth Management business, due to the important increase in assets under management (AuMs).

Income tax showed an increase of S/38.8 million, in turn related to an increase in income before translation result and income tax.

The moderate increase in other expenses of S/150 million was mostly attributed to higher expenses in our three businesses. The efficiency ratio was 37.4% as of December 31, 2024, compared to the 36.8% registered in 2023.

IFS’s ROE was 12.2% in 2024, higher than the 11.3% registered in 2023.

Results of Operations by Segment

The following table presents an overview of certain consolidated income statement data for each of our segments for the years ended December 31, 2024 and 2023.

	Banking		Insurance		Wealth Management		Holding, other subsidiaries and eliminations		Consolidated
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Interest and similar income	5,969.6	6,076.0	871.0	851.6	178.2	183.9	10.6	8.8	7,029.4	7,120.4
Interest and similar expenses	(2,217.2)	(2,363.8)	(153.5)	(126.7)	(108.5)	(98.4)	(1.1)	(3.5)	(2,480.3)	(2,592.4)
Net interest and similar income	3,752.4	3,712.2	717.5	724.9	69.7	85.6	9.5	5.3	4,549.1	4,528.0
Impairment loss on loans, net of recoveries	(1,719.9)	(1,982.0)	—	—	(0.3)	0.2	—	—	(1,720.2)	(1,981.8)
Recovery (loss) due to impairment of financial investments	(1.0)	—	(45.9)	(7.9)	(0.6)	0.3	—	—	(47.5)	(7.5)
Net interest and similar income after impairment loss	2,031.5	1,730.2	671.6	717.1	68.8	86.1	9.5	5.3	2,781.4	2,538.7
Fee income from financial services, net	791.8	813.3	(10.6)	(13.4)	171.0	146.2	190.8	232.4	1,142.9	1,178.5
Other income	513.5	494.8	121.2	122.9	85.2	(40.2)	71.7	(19.8)	791.6	557.8
Result from insurance activities	—	—	(169.8)	(178.4)	—	—	—	—	(169.8)	(178.4)
Total other expenses	(2,057.0)	(1,949.9)	(401.2)	(374.6)	(175.5)	(153.6)	(266.5)	(272.1)	(2,900.2)	(2,750.2)
Income (loss) before translation result and income tax	1,279.9	1,088.5	211.3	273.6	149.5	38.5	5.4	(54.1)	1,646.0	1,346.5
Translation result	(7.4)	(16.0)	(9.4)	18.4	(2.1)	0.8	(5.3)	5.2	(24.1)	8.4
Income tax	(265.1)	(216.4)	—	—	(10.1)	(3.1)	(39.2)	(56.1)	(314.4)	(275.6)
Net profit (loss) for the year	1,007.4	856.1	201.9	292.1	137.3	36.2	(39.1)	(105.1)	1,307.5	1,079.3
Attributable to:
IFS’ shareholders	1,007.4	856.1	201.9	292.1	137.3	36.2	(46.4)	(111.6)	1,300.1	1,072.7
Non-controlling interest	—	—	—	—	—	—	7.4	6.5	7.4	6.5

The discussion below covers each of our reported segments and corresponds to information before adjustments and eliminations for consolidation, as of and for the years ended December 31, 2024 and 2023, in accordance with IFRS Accounting Standards.

Banking

Interbank’s profits were S/1,007.4 million for the year ended December 31, 2024, which represented an increase of S/151.3 million, or 17.7%, compared to the profit for the year ended December 31, 2023.

The yearly performance was mainly attributed to a decrease of S/262.1 million in impairment loss on loans, net of recoveries, and increases of S/40.2 million in net interest and similar income and of S/18.7 million in other income. These effects where partially offset by an increase of S/107.1 million in other expenses, of S/48.7 million in income tax and a decrease of S/21.5 million in fee income from financial services, net.

Interbank’s ROE was 12.2% in 2024, representing a lower profitability compared to the 11.2% reported in 2023.

Interest and Similar Income

The following table presents the components of interest and similar income for our banking segment for the years ended December 31, 2024 and 2023.

	For the year ended December 31,
	2024	2023	Change
	(S/ in millions)		(S/ in millions)%
Interest and similar income
Interest on loan portfolio	5,063.9	5,230.9	(166.9)	(3.2%)
Interest on financial investments	566.6	525.6	40.9	7.8%
Interest on due from banks and inter-bank funds	339.1	319.5	19.6	6.1%
Total	5,969.6	6,076.0	(106.4)	(1.8%)
Nominal average rate	8.4%	8.9%	—	—

Interest and similar income decreased 1.8% due to a 3.2% decrease in interest on loan portfolio, partially offset by increases of 7.8% in interest on financial investments and in interest on due from banks and inter-bank funds.

Interest on loan portfolio decreased S/166.9 million, or 3.2%, due to a decrease of 70 basis points in the average rate, partially offset by a 4.2% increase in the average volume. The decrease in the average rate on loans was explained by a reduction of 120 basis points in the retail portfolio, partially offset by an increase of 10 basis points in the commercial portfolio. The average volume of loans increased 4.2% due to a 12.4% increase in the commercial portfolio, mostly driven by the Impulso MyPeru programme, and partially offset by a 2.3% decrease in retail loans. As a result, yield on loans decreased 80 basis points, from 11.3% to 10.5%.

Interest on financial investments increased S/40.9 million, or 7.8%, due to an increase of 5.9% in the average volume, while the average yield remained stable. The higher average volume was mostly explained by a higher mark-to-market valuation.

Interest on due from banks and inter-bank funds increased by S/19.6 million, or more than 6.1%, explained by a 10.1% increase in the average volume, partially offset by a 20 basis points reduction in the average yield.

As a result of the above, the nominal average yield on interest-earning assets contracted 50 basis points, from 8.9% in 2023 to 8.4% in 2024.

Interest and Similar Expenses

The following table presents the components of interest and similar expenses for our banking segment for the years ended December 31, 2024 and 2023.

	For the year ended December 31,
	2024	2023	Change
	(S/ in millions)		(S/ in millions)%
Interest and Similar Expenses
Interest and fees on deposits and obligations	(1,491.0)	(1,657.6)	166.6	(10.0%)
Interests on bonds, notes and other obligations	(263.2)	(249.4)	(13.8)	5.5%
Interest and fees on obligations with financial institutions and others	(462.9)	(456.8)	(6.1)	1.3%
Total	(2,217.2)	(2,363.8)	146.6	(6.2%)
Nominal average rate	3.6%	4.0%	—	—

Interest and similar expenses decreased 6.2% mainly due to a 10.0% decrease in interest and fees on deposits and obligations, partially offset by a 5.5% increase in interest on bonds, notes and other obligations, and a 1.3% increase in interest and fees on obligations with financial institutions and others.

Interest and fees on deposits and obligations decreased S/166.6 million, or 10.0%, explained by a 60 basis point decrease in the average cost, from 3.6% in 2023 to 3.0% in 2024, as a result of a continuous trend of lower rates in the market, as well as the efficient funding policy executed by the bank. The 7.4% increase in the average volume was explained by higher retail, commercial and institutional deposits. The increase in interest and fees on obligations with financial institutions and others was explained by a 2.5% increase in the average volume, while the average cost remained stable.

Interest on bonds, notes and other obligations increased mainly due to an increase of 80 basis points in the average cost, partially offset by a decrease of 8.7% in the average volume.

The average cost of funding decreased 40 basis points, from 4.0% in 2023 to 3.6% in 2024, in line with the continuouos trend of lower market rates and the strategy of efficient funding.

Impairment Loss on Loans, Net of Recoveries

The following table presents the components of impairment loss on loans, net of recoveries for our banking segment for the years ended December 31, 2024 and 2023.

	For the year ended December 31,
	2024	2023	Change
	(S/ in millions)		(S/ in millions)%
Impairment loss on loans, net of recoveries	(1,719.9)	(1,982.0)	262.1	(13.2%)
Past-due loan ratio (at period end)	2.7%	3.5%	—	—
Provision expense as a percentage of average total loans	3.6%	4.3%	—	—
Coverage ratio(1)	140.2%	156.8%	—	—
Impairment allowance for loans	1,730.0	2,349.3	(619.3)	(26.4%)

(1)
Coverage ratio is calculated by dividing allowances for loan losses as a percentage of past due loans.

Impairment loss on loans, net of recoveries decreased S/262.1 million when compared to the previous year. The decrease in provision expenses was mainly due to lower provision requirements in both retail and commercial loan books, associated with the improvement of the macroeconomic outlook in Peru, as well as the change in the loan mix.

Interbank’s coverage ratio decreased from 156.8% for the year ended December 31, 2023 compared to 140.2% for the year ended December 31, 2024, as a result of the aforementioned factors.

Fee Income from Financial Services, Net

The following table presents the components of fee income from financial services, net for our banking segment for the years ended December 31, 2024 and 2023.

	For the year ended December 31,
	2024	2023	Change
	(S/ in millions)		(S/ in millions)%
Income
Maintenance and mailing of accounts, transfer fees and commissions on credit and debit card	761.0	752.8	8.2	1.1%
Commissions for banking services	334.0	319.3	14.7	4.6%
Fees from indirect loans	67.1	68.4	(1.3)	(1.9%)
Collection services fees	56.1	60.7	(4.7)	(7.7%)
Others	31.5	40.8	(9.3)	(22.9%)
Total	1,249.6	1,242.0	7.6	0.6%
Expenses
Credit cards	(177.5)	(199.5)	22.0	(11.0%)
Debtor’s life insurance premiums	(71.2)	(71.8)	0.6	(0.8%)
Fees paid to foreign banks	(25.8)	(26.3)	0.5	(1.9%)
Others	(183.3)	(131.2)	(52.1)	39.7%

Total	(457.8)	(428.7)	(29.1)	6.8%
Net	791.8	813.3	(21.5)	(2.6%)

The S/21.5 million decrease in net fee income from financial services for the year ended December 31, 2024 as compared to the year ended December 31, 2023, was mainly due to lower commissions from saving accounts and transfers, as well as insurance income and other fees. These effects where partially offset by an increase in credit card fees.

Other Income

The following table presents the components of other income for our banking segment for the years ended December 31, 2024 and 2023.

	For the year ended December 31,
	2024	2023	Change
	(S/ in millions)		(S/ in millions)%
Net gain on foreign exchange transactions	433.7	306.4	127.3	41.5%
Net gain on sale of financial investments	13.0	(0.7)	13.7	n.m
Net gains on financial assets at fair value through profit or loss	(8.2)	80.7	(89.0)	(110.2%)
Other	75.1	108.3	(33.3)	(30.7%)
Other income	513.5	494.8	18.7	3.8%

n.m. means not meaningful.

Other income increased by 18.7 million for the year ended December 31, 2024 as compared to the year ended December 31, 2023, mainly due to higher net gain on foreign exchange transactions, partially offset by lower net gain on financial assets at fair value through profit or loss.

Other Expenses

The following table presents the components of other expenses for our banking segment for the years ended December 31, 2024 and 2023.

	For the year ended December 31,
	2024	2023	Change
	(S/ in millions)		(S/ in millions)%
Salaries and employee benefits	(649.4)	(621.8)	(27.5)	4.4%
Administrative expenses	(1,021.9)	(977.7)	(44.1)	4.5%
Depreciation and amortization	(294.5)	(271.5)	(23.0)	8.5%
Other	(91.3)	(78.8)	(12.5)	15.8%
Total other expenses	(2,057.0)	(1,949.9)	(107.1)	5.5%

Other expenses increased by S/107.1 million for the year ended December 31, 2024 as compared to the year ended December 31, 2023, mainly as a result of higher salaries and employee benefits, administrative expenses and depreciation and amortization.

Our efficiency ratio was 38.9% for the year ended December 31, 2024 as compared to 37.3% recorded for the year ended December 31, 2023.

Income Before Translation Result and Income Tax

Income before translation result and income tax was S/1,279.9 million for the year ended December 31, 2024, representing a growth compared to the S/1,088.5 million gain recorded for the year ended December 31, 2023, for the reasons discussed above.

Insurance

Interseguro adopted for the first time in 2023 IFRS 17 “Insurance Contracts,” effective for annual periods beginning on or after January 1, 2023. IFRS 17 replaced IFRS 4 “Insurance Contracts” for annual periods starting on or after January 1, 2023.

Interseguro’s profit attributable to shareholders for the year ended December 31, 2024 was S/201.9 million compared to a S/292.1 million profit for the year ended December 31, 2023, a S/90.2 million decrease. This was mainly due to a S/38.0 million increase in losses due to impairment of financial investments, mostly explained by the rating downgrade of a fixed income investment. In addition, yearly results were negatively impacted by a S/26.6 million increase in other expenses, as well as a S/27.8 million decrease in translation results. These factors were partially offset by a positive development of S/8.6 million in insurance results.

Net Interest and Similar Income

The following table presents the components of net interest and similar income for our insurance segment for the years ended December 31, 2024 and 2023.

	For the year ended December 31,
	2024	2023	Change
	(S/ in millions)		(S/ in millions)%
Interest and similar income	871.0	851.6	19.3	2.3%
Interest and similar expense	(153.5)	(126.7)	(26.8)	21.1%
Net interest and similar income	717.5	724.9	(7.4)	(1.0%)

Net interest and similar income decreased 1.0%, or S/7.4 million, mainly due to a S/26.8 million, or 21.1%, decrease in interest and similar expenses and a S/19.3 million, or 2.3%, increase in interest and similar income.

Other Income, Net

The following table presents the components of other income for our insurance segment for the years ended December 31, 2024 and 2023.

	For the year ended December 31,
	2024	2023	Change
	(S/ in millions)		(S/ in millions)%
Net gain (loss) on sale of financial investments	17.7	9.9	7.7	77.6%
Net gain (loss) on financial assets at fair value through profit or loss	(34.7)	19.1	(53.8)	n.m
Rental income	71.1	66.0	5.1	7.8%
Net gain on investment property valuation	60.3	7.1	53.1	n.m
Other	10.1	20.8	(10.7)	(51.6%)
Other income, net	121.2	122.9	(1.7)	(1.4%)

n.m. means not meaningful.

Other income decreased by S/1.7 million, or 1.4%, mainly due to an extraordinary loss on financial assets at fair value partially offset by an increase in net gain on investment property valuations.

Recovery (Loss) due to Impairment of Financial Investments

Recovery (loss) due to impairment of financial investments was S/45.9 in December 31, 2024, compared to S/7.9 million in the year December 31, 2023, an increase of S/38.0 million due to a one-off event in the first quarter of the year.

Insurance Results:

The following table presents the components of the insurance results for the year ended December 31, 2024 and 2023.

	For the year ended December 31,
	2024	2023	Change
	(S/ in millions)		(S/ in millions)%
Insurance income	753.4	710.9	42.5	6.0%
Insurance expenses	(923.1)	(889.3)	(33.8)	3.8%
Total insurance results	(169.8)	(178.4)	8.6	(4.8%)

Insurance Income:

The following table presents the components of the insurance income for the year ended December 31, 2024 and 2023.

	For the year ended December 31,
	2024	2023	Change
	(S/ in millions)		(S/ in millions)%
Annuities	293.9	277.3	16.6	6.0%
Individual life	106.7	92.3	14.4	15.6%
Retail insurance	352.8	341.3	11.5	3.4%
Total insurance income	753.4	710.9	42.5	6.0%

Insurance income was S/753.4 million in 2024, an increase of S/42.5 million, or 6.0%. The yearly performance was mainly explained by increases of S/16.6 million in annuities and S/14.4 million in individual life, which in turn are related to the higher risk adjustment and best estimate liability (BEL) release, resulting from the fulfillment of certain cash flows estimates. The S/11.5 million increase in retail insurance was mainly explained by higher short-term insurance premiums.

Insurance Expenses:

The following table presents the components of the insurance expenses for the year ended December 31, 2024 and 2023.

	For the year ended December 31,
	2024	2023	Change
	(S/ in millions)		(S/ in millions)%
Annuities	(845.9)	(845.6)	(0.3)	0.0%
Individual life	18.3	30.7	(12.4)	(40.4%)
Retail insurance	(95.5)	(74.3)	(21.2)	28.5%
Total insurance expenses	(923.1)	(889.2)	(33.9)	3.8%

Insurance expenses were S/923.1 million in 2024, an increase of S/33.9 million, or 3.8%. The yearly increase was explained by an increase of S/21.2 million in retail insurance, due to an extraordinary loss component reversal in the last quarter of 2023. Another contributing factor was the decrease in individual life. The S/12.4 million decrease in individual life was due to adjustments of technical reserves of variable fee approach (VFA) insurance contracts. Annuities showed a stable result.

Other Expenses

The following table presents the components of other expenses for our insurance segment for the year ended December 31, 2024 and 2023.

	For the year ended December 31,
	2024	2023	Change
	(S/ in millions)		(S/ in millions)%
Salaries and employee benefits	(121.6)	(104.7)	(16.9)	16.1%
Administrative expenses	(74.3)	(74.5)	0.2	(0.3%)
Depreciation and amortization	(22.1)	(21.7)	(0.4)	2.0%
Expenses related to rental income	(12.6)	(6.1)	(6.5)	106.7%
Other	(170.6)	(167.6)	(3.0)	1.8%
Total other expenses	(401.2)	(374.6)	(26.6)	7.1%

Other expenses increased by S/26.6 million for the year ended December 31, 2024, when compared to the year ended December 31, 2023, mainly due to increases of S/16.9 million in salaries and employee benefits, S/6.5 million in expenses related to rental income, S/3.0 million in other items and S/0.4 million in depreciation and amortization.

Wealth Management

Inteligo’s profits were S/137.3 million in 2024, representing an increase of S/101.1 million compared to 2023. This was mainly attributable to the recovery of the investment portfolio, from reported losses of S/40.2 million in 2023 to a profit of S/85.2 million in 2024, due to a mark-to-market profit on proprietary portfolio investments. Partially offsetting the annual improvement in other income, the company registered a 18.5% decrease in net interest and similar income, mainly as a result of higher interest expenses, and a 14.3% increase in other expenses.

From a business development perspective, Inteligo’s prospection process continued to show positive results in terms of new account openings and assets under management growth in private wealth management and mutual funds. Consequently, Inteligo’s AUM grew 18.5% on a yearly basis.

As a result, Inteligo’s ROE was 14.1% for the year ended December 31, 2024, an increase compared to the 9.9% reported for the year ended December 31, 2023.

Interest and Similar Income

The following table presents the components of interest and similar income for our wealth management segment for the years ended December 31, 2024 and 2023.

	For the year ended December 31,
	2024	2023	Change
	(S/ in millions)		(S/ in millions)%
Interest and similar income
Interest on loan portfolios	94.4	94.0	0.4	0.4%
Interest on financial investments	57.6	51.6	6.0	11.6%
Interest due from banks and inter-bank funds	26.2	38.3	(12.2)	(31.7%)
Total	178.2	183.9	(5.8)	(3.1%)
Nominal average rate	4.3%	4.1%	—	—

Interest and similar income decreased 3.1% mainly due to a S/12.2 million decrease in interest due from banks and inter-bank funds, partially offset by a S/6.0 million increase in interest on financial investments and a S/0.4 million increase in interest on loan portfolios. The decrease in interest due from bank and inter-bank funds was mainly due to lower market rates, which in turn impacted interest income from our deposits in other banks. The increase in interest on financial investment was mainly due to the increase in carry positions in the portfolio and the increase in interest on loan portfolios was mainly due to increases in balances of 6.8%.

Interest and Similar Expenses

The following table presents the components of interest and similar expenses for our wealth management segment for the years ended December 31, 2024 and 2023.

	For the year ended December 31,
	2024	2023	Change
	(S/ in millions)		(S/ in millions)%
Interest and similar expenses
Interest and fees on deposits and obligations	(101.1)	(93.6)	(7.5)	8.1%
Interests on bonds, notes and other obligations	(2.5)	(0.7)	(1.8)	275.3%
Interest and fees on obligations with financial institutions and others	(4.8)	(4.1)	(0.7)	17.6%
Total	(108.5)	(98.4)	(10.1)	10.3%
Nominal average rate	3.3%	2.7%	—	—

Interest and similar expenses increased S/10.1 million mainly due to a S/7.5 million increase in interest and fees on deposits and obligations, a S/1.8 million increase in interest on bonds, notes and other obligations and a S/0.7 million increase in interest and fees on obligations with financial institutions and others.

The increase in interest and fees on deposits and obligations is explained by interest expenses that belonged to deposits established in previous years, in which interest rates where at a higher level. The increase in interest on bonds, notes and other obligations and the increase and fees on obligations with financial institutions and others was mainly due to the change in the composition of the investment portfolio.

Impairment Loss on Loans, Net of Recoveries

Inteligo’s loan portfolio had no delinquencies for the years ended December 31, 2024 and 2023. Inteligo’s impairment gain on loans was S/0.3 million for the year ended December 31, 2024.

Recovery (Loss) due to Impairment of Financial Investments

For the year ended December 31, 2024, Inteligo’s impairment loss on financial investments was S/0.6 million, as compared to a S/0.3 million loss for the year ended December 31, 2023.

Fee Income from Financial Services, Net

The following table presents the components of fee income from financial services, net for our wealth management segment for the years ended December 31, 2024 and 2023.

	For the year ended December 31,
	2024	2023	Change
	(S/ in millions)		(S/ in millions)%
Income
Maintenance and mailing of accounts, transfer fees and commissions on credit and debit card	2.6	2.6	0.0	1.2%
Funds management fees	159.0	137.3	21.8	15.8%
Brokerage and custody services fees	10.2	6.8	3.4	51.1%
Others	0.7	1.1	(0.4)	(36.3%)
Total	172.5	147.7	24.8	16.8%
Expenses
Brokerage and custody services	(0.8)	(0.7)	(0.1)	15.6%
Others	(0.8)	(0.8)	0.0	(0.6%)
Total	(1.5)	(1.4)	(0.1)	6.9%
Net	171.0	146.2	24.7	16.9%

Fee income from financial services, net for the year ended December 31, 2024 was S/171.0 million, a S/24.7 million, or 16.9%, increase compared to the year ended December 31, 2023. This increase was mainly attributable to a S/21.8 million increase in funds management fees, which in turn reflects the 16.9% growth in total assets under management.

Other Income, net

The following table presents the components of other income for our wealth management segment for the years ended December 31, 2024 and 2023.

	For the year ended December 31,
	2024	2023	Change
	(S/ in millions)		(S/ in millions)%
Net gain (loss) on sale of financial investments	(4.1)	(2.9)	(1.3)	44.1%
Net gain (loss) on financial assets at fair value through profit or loss	91.0	(33.9)	124.8	(368.7%)
Other	(1.6)	(3.5)	1.8	(53.0%)
Other Income	85.2	(40.2)	125.4	(312.0%)

Other income, net showed an increase, from negative S/40.2 million for the year ended December 31, 2023 to S/85.2 million for the year ended December 31, 2024, which represents an increase of S/125.4 million. This effect was mostly explained by an increase in the mark-to-market valuation of investments through the year.

Other Expenses

The following table presents the components of other expenses for our wealth management segment for the years ended December 31, 2024 and 2023.

	For the year ended December 31,
	2024	2023	Change
	(S/ in millions)		(S/ in millions)%
Salaries and employee benefits	(96.4)	(89.5)	(6.9)	7.8%
Administrative expenses	(49.6)	(46.7)	(3.0)	6.4%
Depreciation and amortization	(8.7)	(15.0)	6.3	(41.8%)
Other	(20.7)	(2.4)	(18.3)	n.m
Total Other Expenses	(175.5)	(153.6)	(21.9)	14.3%

n.m. means not meaningful.

Total other expenses increased by S/21.9 million, or 14.3%, for the year ended December 31, 2024 mainly due to extraordinary items, as well as increases in salaries and employee benefits and administrative expenses, and partially offset by a decrease in depreciation and amortization.

Inteligo’s efficiency ratio is calculated by dividing salaries and employee benefits plus administrative expenses plus depreciation and amortization by net interest and similar income plus net fee income from financial services plus other income. Our wealth management segment’s efficiency ratio showed a result of 47.5% for the year ended December 31, 2024 compared to 78.9% for the year ended December 31, 2023, mainly due to an increase in revenues, mostly driven by the other income increase.

Financial Condition as of December 31, 2023 Compared to December 31, 2022

The following table sets forth the principal components of our consolidated statement of financial position as of December 31, 2023 and December 31, 2022.

	As of December 31, 2023	As of December 31, 2022	Change
	(S/ in millions)		(S/ in millions)%
Assets
Cash, due from banks and inter-bank funds	10,343.6	13,489.5	(3,145.9)	(23.3%)
Financial investments	26,722.0	22,787.6	3,934.4	17.3%
Loans, net of unearned interest	48,869.8	47,530.9	1,339.0	2.8%
Impairment allowance for loans	(2,349.4)	(2,027.9)	(321.6)	15.9%
Investment property	1,298.9	1,287.7	11.2	0.9%
Property, furniture and equipment, net	804.8	791.4	13.4	1.7%
Intangibles and goodwill, net	1,687.1	1,633.2	53.9	3.3%
Reinsurance contract assets	26.3	34.1	(7.8)	(22.8%)
Other assets	2,221.6	1,955.6	266.1	13.6%
Total assets	89,624.8	87,482.1	2,142.7	2.4%
Liabilities and equity
Deposits and obligations	49,188.2	48,530.7	657.5	1.4%
Due to banks and correspondents and inter-bank funds	9,145.6	7,130.7	2,015.0	28.3%
Bonds, notes and other obligations	5,551.6	7,906.3	(2,354.7)	(29.8%)
Insurance and reinsurance contract liabilities	12,207.5	11,231.3	976.2	8.7%
Other liabilities	3,523.6	3,256.9	266.8	8.2%
Total liabilities	79,616.7	78,055.9	1,560.8	2.0%
Equity, net
Equity attributable to IFS’s shareholders	9,950.2	9,372.5	577.8	6.2%
Non-controlling interest	57.9	53.8	4.1	7.7%
Total equity, net	10,008.1	9,426.3	581.9	6.2%
Total liabilities and equity net	89,624.8	87,482.1	2,142.7	2.4%

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

Our net profit was S/1,079.3 million for the year ended December 31, 2023, a 35.7% decrease as compared to 2022. The deterioration in net profit was mainly a result of increases of more than two-fold in impairment loss on loans and 4.7% in other expenses. These factors were partially offset by increases of 7.6% in net interest and similar income, 3.6% in net fee income from financial services, 2.8% in other income, in addition to an improvement in insurance and translation results.

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

The increase in net fee income from financial services was mainly due to higher commissions across most products and services in our banking segment and higher fees from payments acquirer, where the number of merchants grew 25.0%. However, lower fees from funds management in our wealth management segment partially compensated the positive performance.

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

	Banking		Insurance		Wealth Management		Holding, other subsidiaries and eliminations		Consolidated
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Interest and similar income	6,076.0	4,774.4	851.6	940.9	183.9	155.1	8.8	0.9	7,120.4	5,871.3
Interest and similar expenses	(2,363.8)	(1,476.9)	(126.7)	(130.0)	(98.4)	(50.3)	(3.5)	(4.4)	(2,592.4)	(1,661.7)
Net interest and similar income	3,712.2	3,297.4	724.9	810.8	85.6	104.8	5.3	(3.5)	4,528.0	4,209.6
Impairment loss on loans, net of recoveries	(1,982.0)	(832.9)	—	—	0.2	2.4	—	—	(1,981.8)	(830.6)
Recovery (loss) due to impairment of financial investments	—	(0.7)	(7.9)	—	0.3	(12.0)	—	—	(7.5)	(12.8)
Net interest and similar income after impairment loss	1,730.2	2,463.8	717.1	810.8	86.1	95.2	5.3	(3.5)	2,538.7	3,366.3
Fee income from financial services, net	813.3	797.7	(13.4)	(7.2)	146.2	163.3	232.4	183.5	1,178.5	1,137.4
Other income	494.8	475.4	122.9	45.9	(40.2)	(244.5)	(19.8)	265.6	557.8	542.4
Result from insurance activities	—	—	(178.4)	(252.9)	—	—	—	—	(178.4)	(252.9)
Total other expenses	(1,949.9)	(1,930.8)	(374.6)	(342.2)	(153.6)	(145.5)	(272.1)	(208.6)	(2,750.2)	(2,627.1)
Income (loss) before translation result and income tax	1,088.5	1,806.1	273.6	254.5	38.5	(131.5)	(54.1)	237.0	1,346.5	2,166.2
Translation result	(16.0)	(22.8)	18.4	1.0	0.8	(7.1)	5.2	3.5	8.4	(25.5)
Income tax	(216.4)	(409.2)	—	—	(3.1)	(2.8)	(56.1)	(50.5)	(275.6)	(462.5)
Net profit (loss) for the year	856.1	1,374.1	292.1	255.5	36.2	(141.4)	(105.1)	190.0	1,079.3	1,678.1
Attributable to:
IFS’ shareholders	856.1	1,374.1	292.1	255.5	36.2	(141.4)	(111.6)	179.8	1,072.7	1,668.0
Non-controlling interest	—	—	—	—	—	—	6.5	10.1	6.5	10.1

The discussion below covers each of our reported segments and corresponds to information before adjustments and eliminations for consolidation, as of and for the years ended December 31, 2023 and 2022, in accordance with IFRS Accounting Standards.

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

	For the year ended December 31,
	2023	2022	Change

	(S/ in millions)		(S/ in millions)%
Impairment loss on loans, net of recoveries	(1,982.0)	(832.9)	(1,149.1)	138.0%
Past-due loan ratio (at period end)	3.5%	3.0%	—	—
Provision expense as a percentage of average total loans	4.3%	1.9%	—	—
Coverage ratio(1)	156.8%	173.5%	—	—
Impairment allowance for loans	2,349.3	2,027.5	321.8	15.9%

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

Insurance

Interseguro adopted for the first time IFRS 17 “Insurance Contracts,” effective for annual periods beginning on or after January 1, 2023. IFRS 17 replaced IFRS 4 “Insurance Contracts” for annual periods starting on or after January 1, 2023. We have applied IFRS 17 retrospectively and restated comparative information for 2022.

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

Insurance Results

The following table presents the components of the insurance results for the year ended December 31, 2023 and 2022.

	For the year ended December 31,
	2023	2022	Change
	(S/ in millions)		(S/ in millions)%
Insurance income	710.9	673.8	37.1	5.5%
Insurance expenses	(889.3)	(926.7)	37.4	(4.0%)
Total insurance results	(178.4)	(252.9)	74.5	(29.5%)

Insurance Income

The following table presents the components of the insurance income for the year ended December 31, 2023 and 2022.

	For the year ended December 31,
	2023	2022	Change
	(S/ in millions)		(S/ in millions)%
Annuities	277.3	267.6	9.7	3.6%
Individual life	92.3	76.2	16.1	21.2%
Retail insurance	341.3	330.1	11.2	3.4%
Total insurance income	710.9	673.8	37.1	5.5%

Insurance income was S/710.9 million in 2023, an increase of S/37.1 million, or 5.5%. The yearly performance was mainly explained by growth of S/16.1 million in individual life, S/11.2 million in retail insurance and S/9.7 million in annuities.

Insurance Expenses

The following table presents the components of the insurance expenses for the year ended December 31, 2023 and 2022.

	For the year ended December 31,
	2023	2022	Change
	(S/ in millions)		(S/ in millions)%
Annuities	(845.6)	(944.1)	98.6	(10.4%)
Individual life	30.7	74.5	(43.9)	(58.8%)
Retail insurance	(74.3)	(57.1)	(17.3)	(30.2%)
Total insurance expenses	(889.2)	(926.7)	37.4	(4.0%)

Insurance expenses were S/889.2 million in 2023, a decrease of S/37.4 million, or 4.0%. The yearly decrease was explained by decreases in expenses of S/98.6 million in annuities, partially offset by increases of S/43.9 million in individual life and S/17.3 million in retail insurance.

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

Other Income, net

The following table presents the components of other income for our wealth management segment for the years ended December 31, 2023 and 2022.

	For the year ended December 31,
	2023	2022	Change
	(S/ in millions)		(S/ in millions)%
Net gain (loss) on sale of financial investments	(2.9)	(41.7)	38.8	(93.1%)
Net gain (loss) on financial assets at fair value through profit or loss	(33.9)	(201.1)	167.2	(83.2%)
Other	(3.5)	(1.6)	(1.8)	n.m.
Other Income	(40.2)	(244.5)	204.2	(83.6%)

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

As of December 31, 2024, our outstanding indebtedness included the U.S.$300,000,000 aggregate principal amount of 4.125% senior notes due 2027 issued pursuant to the indenture, dated October 19, 2017 among the Registrant, The Bank of New York Mellon, as trustee, and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Luxembourg transfer and paying agent.

The following discussion of liquidity and capital resources is on a segment basis. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends and dividends policy”.

Interbank

The following table presents Interbank’s primary sources of funds as of December 31, 2024 and 2023:

	As of December 31, 2024	As of December 31, 2023	Change
	(S/ in millions)		(S/ in millions)%
Total deposits and obligations	51,144.4	46,053.6	5,090.7	11.1%
Due to banks and correspondents and inter-bank funds	6,963.7	8,789.0	(1,825.3)	(20.8%)
Bonds, notes and other obligations	4,669.1	4,253.2	415.9	9.8%
Total	62,777.2	59,095.8	3,681.4	6.2%

In our banking segment, our primary sources of funds have traditionally consisted of deposits and obligations, which amounted to S/51,144.4 million as of December 31, 2024. Interbank’s deposits include retail and commercial deposits, generated mainly through its digital channels, financial stores distribution network, and its relationships with commercial clients.

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

Amounts due to banks and correspondents and inter-bank funds (including both short and long-term amounts) decreased S/1,825.3 million, or 20.8%, to S/6,963.7 million as of December 31, 2024 from S/8,789.0 million as of December 31, 2023, mainly due to lower funding provided by the BCRP and interbank funds. This factor was partially offset by an increase in funding provided by COFIDE and correspondent banks abroad.

Interbank has issued senior, senior-subordinated, junior-subordinated, mortgage and leasing bonds in the Peruvian and international capital markets.

Outstanding Indebtedness of Interbank

As of December 31, 2024, Interbank’s outstanding indebtedness included the following:

•
U.S.$400.0 million principal amount of 3.250% senior notes due 2026 issued on October 4, 2019.
•
S/312.0 million principal amount of 5.000% senior notes due 2026 issued on October 1, 2019.
•
U.S.$300.0 million aggregate principal amount of 4.000% subordinated notes due 2030 issued on July 8, 2020.
•
U.S.$305.0 million in working capital loans under credit facility agreements due between 2025 and 2027.
•
U.S.$145.0 million in trade loans under credit facility agreements due 2025.
•
U.S.$300.0 million aggregate principal amount of 7.625% subordinated notes due 2034 issued on January 9, 2024.
•
U.S.$350.0 million aggregate principal amount of 6.397% subordinated notes due 2035 issued on January 30, 2025.

On January 30, 2025, Interbank issued U.S.$350.0 million aggregate principal amount of 6.397% subordinated notes due 2035 under Rule 144A and Regulation S of the Securities Act of 1933 of the United States.

Additionally, as of December 31, 2024, we had U.S.$133.7 million in local debt, which includes S/150.0 million (U.S.$40.4 million at the nominal exchange rate of S/3.764 per U.S.$1.00 as of December 31, 2024) of local corporate inflation linked bonds, which have an amortization cost of S/188.9 million, S/113.0 million (U.S.$30.0 million) of negotiable certificates of deposits due on July 5, 2025, S/138.4 million (U.S.$36.8 million) of negotiable certificates of deposits due on September 5, 2025, and S/102.0 million (U.S.$27.1 million) of negotiable certificates of deposits due on December 8, 2025.

As of the date of this Annual Report on Form 20-F, Interbank complies with all the covenants described above and not subject to any other such obligations.

Interseguro

Interseguro’s primary source of funds is premiums collected, carry from fixed income investments, dividends on equity investments and real estate leases.

Outstanding Indebtedness of Interseguro

Interseguro has issued subordinated bonds in the Peruvian market. As of December 31, 2024, Interseguro had S/333.1 million in bonds outstanding compared to S/241.1 million for 2023. Additionally, Interseguro works with credit lines for promissory notes and letters of guarantee.

Inteligo

The following table presents Inteligo’s primary sources of funds as of December 31, 2024 and 2023:

	As of December 31, 2024	As of December 31, 2023	Change
	(S/ in millions)		(S/ in millions)%
Total deposits and obligations	2,929.3	3,311.7	(382.4)	(11.5%)
Due to banks and correspondents and inter-bank funds	265.8	84.0	181.8	216.4%
Total	3,195.1	3,395.7	(200.6)	(5.9%)

In our wealth management segment, the primary source of funds has consisted of deposits and obligations, which amounted to S/2,929.3 million as of December 31, 2024. Inteligo Bank’s deposits are retail deposits, from its private wealth clients. Retail deposits provide Inteligo with a low-cost, diverse and stable source of funding. Amounts due to banks and correspondents and inter-bank funds consist of the credit facilities provided to Inteligo Bank.

Deposits and obligations decreased S/382.4 million or 11.5% from December 31, 2023 to December 31, 2024, mainly attributable to the decrease of interest rates through the year. Funds due to banks and correspondents increased by S/181.8 million, or 216.4%, from December 31, 2023, to December 31, 2024, mainly due to a new credit line that Inteligo Bank opened with BMO Capital Markets.

Outstanding Indebtedness of Inteligo

As of December 31, 2024, Inteligo’s outstanding indebtedness included the following:

•
U.S.$20.5 million loan under a credit facility between Inteligo Bank and Banque J. Safra Sarasin SA. The credit agreement includes standard clauses regarding eligible collateral.
•
U.S.$50.0 million loan under a credit facility between Inteligo Bank and BMO Capital Markets. The credit agreement includes standard clauses regarding eligible collateral.

Regulatory Capital

Since December 2024, pursuant to existing applicable regulations, there are minimum capital requirements for financial services holding companies on a fully consolidated basis, which the SBS evaluates on an annual basis. Pursuant to Oficio N° 61578-2024-SBS, after assessing the perimeter for purposes of consolidated supervision of Intecorp's Financial Group (Grupo Financiero), SBS limited such scope to us and our subsidiaries, plus Financiera Oh! This change took effect beginning with the consolidated regulatory information. As of Decemeber 2024, we are currently compliant with the applicable regulations.

Additionally, Interbank and Interseguro are required to maintain minimum regulatory capital pursuant to guidelines issued by the SBS, and Inteligo Bank is required to maintain minimum regulatory capital pursuant to guidelines issued by the Central Bank of The Bahamas. Izipay does not have mandatory capital requirements.

Interbank

As of December 31, 2024, the minimum regulatory capital as a percentage of risk-weighted assets for Interbank was 12.3% and its ratio of regulatory capital to total risk weighted assets was 15.9%, according to the SBS. As of December 31, 2023, the minimum regulatory capital as a percentage of risk-weighted assets for Interbank was 11.1% and its ratio of regulatory capital to total risk weighted assets was 15.5%, according to the SBS. As of December 31, 2022, the minimum regulatory capital as a percentage of risk-weighted assets for Interbank was 9.8% and its ratio of regulatory capital to total risk weighted assets was 15.1%, the highest among the four largest banks in Peru, according to the SBS. See Note 16(f) to our audited annual consolidated financial statements and “Item 4. Information on the Company—Business Overview—Regulation and Supervision” section in this Annual Report on Form 20-F for a discussion of regulatory capital requirements applicable to Interbank.

The following tables present Interbank’s regulatory capital as of December 31, 2024, 2023 and 2022, in accordance with SBS GAAP, as required by the Peruvian Banking and Insurance Law.

	As of December 31, 2024	As of December 31, 2023	Change
	(S/ in (millions)		(S/ in millions)%
Paid-in-capital	6,314.1	5,910.6	403.5	6.8%
Legal and special reserves	1,373.0	1,283.2	89.9	7.0%
Treasury stock	(33.9)	(33.9)	—	—
Others	239.2	301.9	(62.7)	(20.8%)
Total Tier 1	7,892.4	7,461.7	430.6	5.8%
Subordinated bonds	2,258.4	2,225.4	33.0	1.5%
Generic allowances for loan losses	477.7	485.3	(7.5)	(1.6%)
Others	(389.2)	(360.9)	(28.3)	7.8%
Total Tier 2	2,346.9	2,349.8	(2.8)	(0.1%)
Total Regulatory Capital	10,239.3	9,811.5	427.8	4.4%
Risk-weighted assets	64,308.3	63,494.9	813.4	1.3%
Regulatory capital as a percentage of risk-weighted assets	15.9%	15.5%

	As of December 31, 2023	As of December 31, 2022	Change
	(S/ in (millions)		(S/ in millions)%
Paid-in-capital	5,910.6	5,441.9	468.7	8.6%
Legal and special reserves	1,283.2	1,166.0	117.2	10.0%
Treasury stock	(33.9)	(33.9)	—	—
Others	301.9	442.4	(140.5)	(31.8%)
Total Tier 1	7,461.7	7,016.4	445.3	6.3%
Subordinated bonds	2,225.4	2,288.4	(63.0)	(2.8%)
Generic allowances for loan losses	485.3	465.7	19.5	4.2%
Others	(360.9)	(15.7)	(345.1)	n.m.
Total Tier 2	2,349.8	2,738.4	(388.6)	(14.2%)
Total Regulatory Capital	9,811.5	9,754.8	56.7	0.6%
Risk-weighted assets	63,494.9	64,690.1	(1,195.2)	(1.8%)
Regulatory capital as a percentage of risk-weighted assets	15.5%	15.1%

Interseguro

Interseguro is required to maintain a minimum regulatory capital, also known as solvency equity, pursuant to guidelines issued by the SBS. The capital requirement is the sum of solvency equity and the guarantee fund. Solvency equity is determined by the level of risk and the risk profile assumed by an insurance company in Peru in accordance with SBS regulations. The guarantee fund is equivalent to 35% of solvency equity plus the investment component borne by the company, spread risk additional equity and a growing percentage of the fair value of real estate, currently standing at 3.3% and projected to going up to 10% by December 2026. See Note 16(f) to our audited annual consolidated financial statements and “Item 4. Information on the Company—Business Overview—Regulation and Supervision” in this Annual Report on Form 20-F for a discussion of regulatory capital requirements applicable to Interseguro.

The following tables present Interseguro’s solvency ratio as of December 31, 2024, 2023 and 2022 in accordance with SBS GAAP as required by the Peruvian Banking and Insurance Law.

	As of December 31, 2024	As of December 31, 2023	Change
	(S/ in millions)		(S/ in millions)%
Regulatory capital	1,509.4	1,370.2	139.2	10.2%
Less:
Solvency equity (solvency margin)(1)	706.9	698.4	8.5	1.2%
Guarantee fund(2)	499.1	455.3	43.8	9.6%
Required capital	1,206.0	1,153.7	52.3	4.5%
Surplus	303.4	216.5	86.9	40.1%
Solvency Ratio(3)	125.2%	118.8%

	As of December 31, 2023	As of December 31, 2022	Change
	(S/ in millions)		(S/ in millions)%
Regulatory capital	1,370.2	1,338.2	31.9	2.4%
Less:
Solvency equity (solvency margin)(1)	698.4	714.9	(16.5)	(2.3%)
Guarantee fund(2)	455.3	250.2	205.0	82.0%
Required capital	1,153.7	965.1	188.6	19.5%
Surplus	216.5	373.2	(156.7)	(42.0%)
Solvency Ratio(3)	118.8%	138.7%

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

Inteligo Bank

Inteligo Bank is required to maintain a minimum regulatory capital of not less than 12% of its risk-weighted assets, pursuant to the Bahamas Capital Regulations 2022, released by the Central Bank of Bahamas in August 2022. Risk-weighted assets are the sum of (i) the total amount of credit risk weighted assets and indirect loans, (ii) 10 times the regulatory capital allocated to cover market risk, only if the bank’s market risk position is higher than (a) 5% of the total on- and off-balance sheet assets, or (b) U.S.$100 million, and (iii) 12.5 times the regulatory capital allocated to cover operational risk. As of December 31, 2024, Inteligo Bank’s ratio of regulatory capital to total risk-weighted assets was 19.3%.

The following tables present Inteligo Bank’s risk-weighted assets and regulatory capital as a percentage of risk-weighted assets as of December 31, 2024 and 2023, according to the current capital requirements of the Central Bank of the Bahamas.

As of December 31, 2024	As of December 31, 2023	Change
(U.S. $/ in millions)	(S/ in millions)%
Total eligible capital	157.2	137.5	19.7	14.3%
Total risk-weighted assets	812.5	792.4	20.2	2.5%
Capital ratio	19.3%	17.4%

As of December 31, 2023	As of December 31, 2022	Change
(U.S. $/ in millions)	(S/ in millions)%
Total eligible capital	137.5	195.8	(58.3)	(29.8%)
Total risk-weighted assets	792.4	959.2	(166.8)	(17.4%)
Capital ratio	17.4%	20.4%

Prior to 2023, the Central Bank of Bahamas required a minimum regulatory capital of not less than 8% of risk-weighted assets and the methodology to calculate the eligible capital did not include deductions of high-risk assets. The capital adequacy ratio reported by Inteligo Bank according to prior requirements was 24.4% and 20.4% as of December 31, 2021 and 2022, respectively. Using this methodology, the ratio as of December 31, 2024 would have been 25.5%.

In 2018, the Central Bank of The Bahamas published two discussion papers focused on minimum disclosures (Pillar III of the Basel II framework) and the net stable funding ratio and the liquidity coverage ratio (main components of Basel III), but its liquidity framework is still in development.

In Peru, Inteligo SAB is regulated by the SMV, which is responsible for determining the minimum capital requirement for the companies under its supervision. As of December 31, 2024, the capital requirement for brokerage houses is the sum of (i) the minimum regulatory capital required of S/2.4 million; and (ii) the regulatory capital allocated to cover operational risks. As of December 31, 2024, Inteligo SAB held capital exceeding S/24.1 million.

Commitments and Contractual Obligations

We enter into various commitments and contractual obligations that may require future cash payments.

The following tables summarize our commitments and contractual obligations as of December 31, 2024 and 2023:

As of December 31, 2024	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(S/ in millions)
Deposits and obligations	53,064.8	356.6	56.4	290.2	53,768.0
Inter-bank funds	—	—	—	—	—
Due to banks and correspondents	3,586.4	2,304.7	279.9	1,391.0	7,562.1
Bonds, notes and other obligations	430.9	2,883.3	188.7	2,572.5	6,075.4
Due from customers on acceptances	9.2	—	—	—	9.2
Accounts payable, provisions and other liabilities	4,174.4	—	—	—	4,174.4
Lease liabilities	32.3	60.9	33.3	18.3	144.8
Total(1)	61,298.0	5,605.6	558.4	4,272.0	71,733.9

As of December 31, 2023	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(S/ in millions)
Deposits and obligations	48,385.3	410.1	88.0	304.9	49,188.2
Inter-bank funds	119.7	—	—	—	119.7
Due to banks and correspondents	4,855.6	2,556.0	266.1	1,348.2	9,025.9
Bonds, notes and other obligations	71.7	1,789.6	1,045.2	2,645.2	5,551.6
Due from customers on acceptances	40.6	—	—	—	40.6
Accounts payable, provisions and other liabilities	3,315.8	—	—	—	3,315.8
Lease liabilities	30.4	43.1	14.7	3.5	91.6
Total(1)	56,819.0	4,798.7	1,414.0	4,301.7	67,333.4

(1)
For insurance contract liabilities as of December 31, 2024 and 2023, see Note 14 of our audited annual consolidated financial statements.

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

Off-Balance Sheet Arrangements as of December 31, 2024 and 2023

The following table presents our consolidated off-balance sheet arrangements as of December 31, 2024 and 2023.

	As of December 31,
	2024	2023	Change
	(S/ in millions)		(S/ in millions)%
Contingent credits—Indirect loans
Guarantees and standby letters	4,695.3	4,302.8	392.6	9.1%
Import and export letters of credit	373.4	440.7	(67.3)	(15.3%)
	5,068.7	4,743.5	325.2	6.9%
Derivatives—Notional amounts Held for trading
Forward currency contracts—buy	2,514.2	1,811.1	703.0	38.8%
Forward currency contracts—sell	4,078.3	2,316.8	1,761.5	76.0%
Foreign currency forward contracts on currencies other than sol	499.5	747.7	(248.2)	(33.2%)
Interest rate swaps	1,742.1	1,530.5	211.6	13.8%
Currency swaps	1,899.3	1,370.8	528.5	38.6%
Foreign currency options	2.5	279.0	(276.5)	(99.1%)
Held as hedges Cash flow hedges:
Cross currency swap	2,334.9	2,578.5	(243.6)	(9.4%)
	13,071.0	10,634.4	2,436.4	22.9%
Responsibilities under credit lines agreements	13,536.3	13,311.1	225.2	1.7%
Total	31,676.0	28,689.2	2,986.8	10.4%

Guarantees and standby letters increased by S/392.6 or 9.1% from 4,302.8 million as of December 31, 2023 to S/4,695.3 million as of December 31, 2024. Import and export letters of credit decreased S/67.3 million.

Foreign currency forwards, including purchase and sale agreements decreased S/248.2 million from S/747.7 million as of December 31, 2023 to S/499.5 million as of December, 2024. We also use derivative financial instruments as hedges. See Note 10(b) to our audited annual consolidated financial statements for derivative financial instruments valuation.

Responsibilities under credit lines agreements increased by S/225.2 million as of December 31, 2023 to S/13,536.3 million as of December 31, 2024. These credit line agreements are cancellable at any time by Interbank.

Off-Balance Sheet Arrangements as of December 31, 2023 and 2022

The following table presents our consolidated off-balance sheet arrangements as of December 31, 2023 and 2022.

	As of December 31,
	2023	2022	Change
	(S/ in millions)		(S/ in millions)%
Contingent credits—Indirect loans
Guarantees and standby letters	4,302.8	4,001.8	301.0	7.5%
Import and export letters of credit	440.7	485.5	(44.8)	(9.2%)
	4,743.5	4,487.3	256.2	5.7%
Derivatives—Notional amounts Held for trading
Forward currency contracts—buy	1,811.1	1,977.3	(166.2)	(8.4%)
Forward currency contracts—sell	2,316.8	4,057.8	(1,741.0)	(42.9%)
Foreign currency forward contracts on currencies other than sol	747.7	292.9	454.8	n.m.
Interest rate swaps	1,530.5	2,424.6	(894.1)	(36.9%)
Currency swaps	1,370.8	2,672.5	(1,301.7)	(48.7%)
Cross currency swap	—	224.5	(224.5)	(100.0%)
Foreign currency options	279.0	80.2	198.9	247.9%
Held as hedges Cash flow hedges:
Cross currency swap	2,578.5	2,579.2	(0.7)	(0.0)%
	10,634.4	14,309.0	(3,674.6)	(25.7%)
Responsibilities under credit lines agreements	13,311.1	14,758.7	(1,447.6)	(9.8%)
Total	28,689.2	33,555.0	(4,865.9)	(14.5%)

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

Responsibilities under credit line agreements decreased S/1,447.6 million for the year ended December 31, 2023, compared to the amount registered as of December 31, 2022. These credit line agreements are cancellable at any time by Interbank.

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

While we budget for investments across our subsidiaries, Interbank accounts for the substantial majority or our capital expenditures budget. Interbank’s budget for capital expenditures for 2024 was approximately S/270 million. Of this budget, approximately 77% is related to technology expenditures including investments in our digital platform, aligned with technology as a main pillar at IFS. Some of the key technological expenditures include:

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

To strengthen its network, Izipay consistently invests in technology, including POS systems with Android operative systems and hardware to increase its capacity. Additionally, Izipay develops software to deliver new services to different types of customers. The capital expenditure investment from Izipay for the period 2024 was S/62.9 million.

Interseguro has invested in technology and projects to support its rapidly expanding operations with the aim of providing a modern, stable and secure platform to support its rapidly expanding business, and creating new capacities in data, analytics and artificial intelligence. In alignment with this strategy, Interseguro completed the migration of all its systems to MS Cloud in 2024. Over the years, Interseguro has also introduced a range of digital products and solutions, such as life insurance, car insurance, travel insurance, and SOAT (obligatory insurance for car circulation). Additionally, Interseguro has implemented and digitized the process of analyzing needs for life insurance products, which allows the company to issue insurance policies without requiring a physical application form.

In our wealth management segment, Inteligo SAB and Inteligo Peru Holdings implemented a new core system, “SAP Business One”, to automate back-office activities such as accounting, budgeting and purchasing in 2022. During 2023, Interfondos also implemented “SAP Business One”. In 2024, Inteligo Bank has continued working on complementing its IT infrastructure and further developing its technology platform, which may allow it to leverage its existing CRM platform and develop stronger business intelligence capabilities.

C.
Research and Development, Patents and Licenses, etc.

Not Applicable.

D.
Trend Information

As of December 31, 2024, we had total assets of S/95.5 billion (approximately U.S.$25.4 billion), total gross loans of S/50.4 billion (approximately U.S.$13.4 billion), total deposits and obligations of S/53.8 billion (approximately U.S.$14.3 billion) and shareholders’ equity of S/11.0 billion (approximately U.S.$2.9 billion).

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

In 2024, the Peruvian GDP grew 3.3%, mostly driven by a 3.8% increase in domestic demand and an increase in public investment, particularly in infrastructure, which contributed positively to economic growth. Additionally, the strong performance of primary sectors such as fishing, which benefited because of the open season this year, and the agricultural and livestock sector, which showed a 4.9% increase, further bolstered the economy.

The following are the most important trends, uncertainties and events that are reasonably likely to affect us or that would cause the financial information disclosed herein not to be indicative of or have a material adverse effect on our future operating results or financial condition:

•
Our businesses and prospects rely on a market-oriented economy, and protests and social unrest in Peru against government economic policies and social inequality, as well as potential political changes may alter the current economic model and business environment.
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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

General

Our business and affairs are managed by our board of directors in accordance with our articles of incorporation and Panamanian corporate law. Our articles of incorporation provide for a board of directors of no less than three members. Our current board of directors is comprised of seven directors and no alternates. The two-year term of our current board of directors appointed on March 31, 2025 will expire in March 2027.

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

Name	Position	Year of Birth	Year Appointed
Carlos Tomás Rodríguez-Pastor Persivale	Chairman	1959	2007
Fernando Martín Zavala Lombardi	Secretary	1971	2019
Felipe Federico Roy Morris Guerinoni(1)	Treasurer	1953	2007
Alejandro Christian Sandoval Zavala(1)	Director	1972	2025
Lucía Cayetana Aljovín Gazzani(1)	Director	1966	2019
Hugo Antonio Santa María Guzmán	Director	1963	2019
Guillermo Martinez Barros(1)	Director	1958	2019

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

Fernando Martin Zavala Lombardi has served as an IFS director since his appointment in April 2019, and has been serving Interbank as director since March 2019. Mr. Zavala also serves as CEO and director of Intercorp Peru Ltd. and Chairman of InRetail Pharma and Homecenters Peruanos, and director of InRetail Peru Corp., Inteligo Group Corp., Universidad Tecnológica del Perú, Colegios Peruanos, Interseguro, Tiendas Peruanas, Supermercados Peruanos, Financiera OH! S.A., Intertítulos, and Inteligo Bank. He previously served as CEO in Peru and Panama of the multinational company SABmiller and has been director of several companies in Peru, and several business guilds and NGOs as well. In the public sector, he has been Prime Minister and Minister of Economy and Finance, the latest twice, as well as General Manager of the Peruvian Antitrust Authority (Indecopi). Mr. Zavala received a bachelor’s degree in economics from Universidad del Pacífico in Lima, a master’s degree in business management from Universidad de Piura, and a master’s in business administration from University of Birmingham in England.

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

Lucía Cayetana Aljovin Gazzani has served as one of IFS’ directors since her appointment in April 2019 and has been serving as Interbank’s director since July 2018. Mrs. Aljovin is the President of the Board of Compañía Latinoamericana de Radiodifusión S.A. and director of Nexa Resources Peru, Nexa Resources Atacocha, JetSMART Holdings Limited, Pesquera Diamante, among other companies. Previously, she was President of the National Fishing Society (SNP) and Asociación Civil Perú 2021 (Perú Sostenible), Vice President of CONFIEP and the Arbitral Tribunal of AMCHAM Peru, a partner at Miranda & Amado law firm, a member of the board of directors of the Lima Stock Exchange and served as director of other Peruvian companies and nonprofit organizations. She has also served as Foreign Affairs Minister, Minister of Energy and Mines and Minister of Social Inclusion. Mrs. Aljovin received a degree in Law from the Pontificia Universidad Católica del Perú and a master’s degree in business administration from Universidad Adolfo Ibanez of Chile. She has also been a journalist and a professor at several Peruvian universities.

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

Alejandro Christian Sandoval Zavala serves as one of IFS’ directors since March 2025. Mr. Sandoval is Vice President of the board of Dinet S.A., Talma Servicios Aeroportuarios S.A. and Aeropuertos del Perú S.A., and also serves as director of Inmobiliaria Koricancha S.A. and DT Dinetperú S.A.C. Mr. Sandoval received a bachelor’s degree in economy from the Universidad del Pacífico in Lima and a master's degree in business administration from the Stanford Graduate School of Business.

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

Luis Felipe Castellanos López Torres has served as IFS’ Chief Executive Officer since April 2013. Mr. Castellanos is also one of Interseguro’s directors since his appointment in April 2019 and one of Interbank's directors since May 2024. Mr. Castellanos served as Interbank’s Chief Executive Officer from January 2011 until May 2024. Mr. Castellanos joined Interbank in 2006 as the Chief Executive Officer of Interfondos. He has served as Interbank’s Vice President for Retail Banking and Manager of the Mortgage and Real Estate Division. Previously, he was a Director in the investment banking division at Citigroup Global Markets in New York. Before joining Citigroup, Mr. Castellanos was responsible for the treasury department at Minera Yanacocha S.A. Mr. Castellanos received a bachelor’s degree in business administration from the Universidad del Pacífico and a master’s degree in business administration from the Amos Tuck School of Business at Dartmouth College.

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

Name	Position	Year of Birth	Year Appointed
Carlos Tomás Rodríguez-Pastor Persivale	Chairman	1959	1995
Ramón José Vicente Barúa Alzamora	Director	1946	1994
Luis Felipe Castellanos López Torres	Director	1970	2024
David Fischman Kalincausky(1)	Director	1958	2003
Carlos Miguel Heeren Ramos(1) (2)	Lead Director	1968	2015
Felipe Federico Roy Morris Guerinoni	2nd Vice-Chairman	1953	2000
Lucía Cayetana Aljovín Gazzani(1)	Director	1966	2018
Hugo Antonio Santa María Guzmán(1)	Director	1963	2016
Fernando Martín Zavala Lombardi	1st Vice-Chairman	1971	2019
Marcia Nogueira de Mello(1) (3)	Director(3)	1965	2022

(1)
Independent director pursuant to Peruvian regulations.
(2)
The Lead Director is the director who coordinates independent directors.
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

Carlos Miguel Heeren Ramos has served as one of Interbank’s directors since 2015, appointed as Lead Director in 2020 and, as required by the SBS regulation, designated as the Director responsible to supervise the efficiency of the information security and cybersecurity system from 2021 to 2023. In addition, he is CEO of UTEC (Universidad de Ingeniería y Tecnología) and TECSUP (Instituto Superior de Tecnología). He currently serves on the board of several companies and non-profit organizations, such as Dinet S.A. and Talma Servicios Aeroportuarios S.A. Prior to his current role, he was a partner in the largest consulting firm in Peru, Apoyo Consultoría, where he served as the head of management consulting. He also served as director of Cementos Pacasmayo S.A.A. and San Fernando S.A. Additionally, he spent 12 years as a faculty member in the Graduate School of the Universidad del Pacífico. He obtained his bachelor’s degree in economics at the Universidad del Pacífico, and obtained his master’s degree in economics from the University of Texas at Austin.

Felipe Morris Guerinoni, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors”.

Lucía Cayetana Aljovin Gazzani, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors”.

Hugo Antonio Santa María Guzmán, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors”.

Fernando Martin Zavala Lombardi, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors”.

Marcia Nogueira de Mello has served as one of Interbank’s directors since October 2022. As required by the SBS regulation, she has been designated as the Director responsible for supervising the efficiency of Interbank’s information security and cybersecurity system since 2023. She is co-founder and board member of Oasis Capital Ltd. (formerly Volt Partners Investimentos Ltd.), independent board member of PagSeguro Digital Ltd. (Wallmine), Leo Madeiras Maquinas & Ferragens S.A. and Leo Meio de Pagamentos Ltd. Previously, she was co-founder and board member of Revolution Investimentos Ltda., served as CEO of Global Payments South America Brasil Serviços de Pagamentos, was member of the advisory board of Banco Letsbank S.A. (formerly Banco Smartbank S.A.), and DMCard Processamento de Dados e Central de Atendimento Ltda., commercial director of Elavon do Brasil Soluçoes de Pagamento S.A., country manager and sales director of Verifone do Brasil Ltda., director of channels, strategy and payment solutions at Companhia Brasileira de Meios de Pagamento S.A. (Cielo), and business development manager of EDS Electronic Data Systems do Brasil Ltda. (subsidiary of Hewlett-Packard - HP). Mrs. Nogueira received a degree in Computer Science from the Universidade Presbiteriana Mackenzie in Brazil.

Executive Officers

The business address of Interbank’s executive officers is Av. Carlos Villarán 140, Urbanización Santa Catalina, La Victoria, Lima 13, Perú. The following table sets forth certain information about Interbank’s executive officers as of the date of this Annual Report on Form 20-F.

Name	Position	Year of Birth	Year Appointed
Carlos José Tori Grande	Chief Executive Officer	1976	2024
Michela Casassa Ramat	Chief Financial Officer	1973	2012
Gabriela Prado Bustamante	Executive Vice President of Risk Management	1970	2008
Alexander Woodman Navarrete(1)	Executive Vice President of Retail Banking and Channels(2)	1974	2024
Víctor Edwin Martín Cárcamo Palacios	Executive Vice President of Commercial Banking	1972	2016
Alfonso Alejandro Díaz Tordoya	Executive Vice President of Operations and Technology	1979	2022
Giorgio Ettore Miguel Bernasconi Carozzi	Executive Vice President of Capital Markets	1961	2009
Zelma Francisca Acosta-Rubio Rodríguez	Executive Vice President of Corporate and Legal Affairs	1965	2007
Julio Antonio Del Valle Montero	Executive Vice President of Human Resources	1977	2023

(1)
Appointment approved by the Board of Directors on October 22, 2024.
(2)
As agreed by the Board of Directors on April 30, 2024, (i) the Vice Presidency of Payments was eliminated, and (ii) its underlying division, the Division of Payments, began reporting to the Vice Presidency of Retail Banking and Channels.

Carlos José Tori Grande has been serving as the Chief Executive Officer of Interbank since May 1, 2024. Prior to this role, he served at Interbank as Executive Vice President of Payments Ecosystem between August 2022 and April 2024, as Vice President of Retail Banking and Channels between March 2021 and July 2022, as Vice President of Retail Banking between December 2016 and March 2021, and as Vice President for Distribution Channels between February 2014 and December 2016. In addition, Mr. Tori serves as a director of PMP. Mr. Tori joined Interbank in 2009 as Head of the Corporate Finance team. Previously, Mr. Tori had served as a director of Interfondos, Compañía de Servicios Conexos Expressnet, Servitebca Perú Servicio de Transferencia Electrónica de Beneficios y Pagos (Servitebca), Cámara de Compensación Electrónica (CCE) and Pagos Digitales Peruanos. Prior to joining Interbank, Mr. Tori worked for Citigroup and BankBoston. He also served as an Investment Banking Associate at Merrill Lynch . Mr. Tori received a bachelor’s degree in business administration from Texas A&M University and a master’s degree in business administration from the Amos Tuck School of Business at Dartmouth College. In addition, he attended the Advanced Management Program at Harvard Business School.

Michela Casassa Ramat, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Executive Officers.”

Gabriela Prado Bustamante has served as Interbank’s Executive Vice President of Risk Management since July 2008. Previously, Ms. Prado was responsible for Interbank’s Special Asset Management Division and from 2000 to 2004, Ms. Prado served as Manager of Interbank’s Risk Management Division, and responsible for monitoring customer performance. Prior to joining Interbank, Ms. Prado also worked for Santander’s Risk Management Division. Ms. Prado received a bachelor’s degree in business administration from the Universidad de Lima, and a graduate degree in business administration from the INCAE Business School. In addition, she attended the Management Development Program at the Universidad de Piura.

Alexander Woodman Navarrete has served as Interbank’s Executive Vice President of Retail Banking and Channels since October 2024. He previously served as Head of Retail Products and Channels since April 2018, after having served as Head of Payment Services and Acquisition since November 2015. In addition, he also serves as director of Cámara de Compensación Electrónica (CCE). Previously, he served as director at Compañía Peruana de Medios de Pago (Niubiz). Before joining Interbank, he served as Head of Strategy and Commercial Management at LATAM Airlines Peru, Manager of Revenue Management and Planning and Control at LATAM Airlines USA, as Service Consultant in Value Added Services at Visa International and Six Sigma Black Belt and Product Manager Services at Bellsouth Perú. Mr. Woodman holds a bachelor’s degree as industrial engineer from Universidad de Lima and holds a master’s degree in business administration from Duke University.

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

Alfonso Alejandro Díaz Tordoya has served as Interbank’s Executive Vice President of Operations and Technology since August 2022, after serving as Vice President of Digital Delivery & Partnerships since January 2022. Prior to this position, he served as the Head of Digital Alliances since March 2021, after serving as Vice President of Distribution Channels since December 2016 and as Manager for the Digital Channels Division since May 2013. Mr. Diaz also serves as a Director of Compañía Peruana de Medios de Pago. Previously, he served as director at Procesos de Medios de Pago, Interfondos, Servitebca, Expressnet and Cámara de Compensación Electrónica – CCE. Prior to joining Interbank, Mr. Diaz worked in management consulting at A.T. Kearney and in commercial banking at Citigroup Peru. Mr. Diaz is a Licensed Industrial Engineer from Universidad de Lima and holds a master’s degree in business administration from Harvard Business School.

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

Interseguro

Board of Directors

Interseguro’s board of directors consists of nine principal members and one alternate member, three of whom are independent. The business address of Interseguro’s board of directors is Avenida Javier Prado Este No. 492, office No. 2601, San Isidro, Lima 27, Peru. The following table sets forth certain information about Interseguro’s directors as of the date of this Annual Report on Form 20-F.

Name	Position	Year of Birth	Year Appointed
Felipe Morris Guerinoni	Chairman	1953	1998
Juan Carlos Vallejo Blanco	Director	1964	2012
Carlos Tomás Rodríguez-Pastor Persivale	Director	1959	1998
Ramón José Vicente Barúa Alzamora	Director	1946	2000
Raúl Alberto Francisco Musso Vento(1)	Director	1954	2000
Fernando Martín Zavala Lombardi	Director	1971	2019
Luis Felipe Castellanos López Torres	Director	1970	2019
Guillermo Martínez Barros(1)	Director	1958	2008
Michela Casassa Ramat	Director	1973	2024
Carlos Octavio Saco Vértiz Tudela(1)(2)	Alternate Director for Mr. Guillermo Martínez Barros	1961	2013

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

Ian Scofield Rodriguez- Arnaiz has served as Interseguro’s Vice President, Mass Insurance, Digital and Analytics since August 2022. Before his appointment as Vice President, Mr. Scofield worked as Commercial Manager of Rímac Seguros. He had previously served as Insurance Manager at Banco Ripley and Commercial Division Manager at BNP Paribas Cardif. Mr. Scofield holds a bachelor's degree in Economics from Florida International University and a master’s degree in business administration from IE Business School.

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

Sergio Jhasmany Soliz Bilbao has served as Interseguro’s Vice President of Technology and Information since August 2022. Before joining Interseguro, Mr. Soliz served as Data & Digital Manager at Hipermercados Tottus Perú & Chile. He also served as Digital Manager at Belcorp Corporation and Head of Information Technology at Belcorp Chile. Mr. Soliz holds a bachelor's degree in Systems Engineering from Universidad Catolica Boliviana and a master's degree in Software Engineering from Universidad Autónoma Gabriel Rene Moreno.

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

Roberto Hoyle McCallum has served as Chairman of Inteligo Group since February 2014. He also serves as Chairman of Inteligo Bank Ltd., Chairman of Instituto Cultural Peruano Norteamericano (ICPNA), Director of inPeru, Director of Vida Peru, former director and member of the executive committee of Cámara de Comercio de Lima, former Chairman of the Bolsa de Valores de Lima, former Chairman of inPeru and former member of the Executive Committee of FIAB (Federación Iberoamericana de Bolsas). Mr. Hoyle has over 55 years of experience in international banking. He received a bachelor’s degree in business administration and completed the Management Executive Program and the executive master’s degree in business administration of the Universidad de Piura.

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

Fernando Zavala Lombardi, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors”.

Luis Felipe Castellanos, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—General–Executive Officers.”

Reynaldo Roisenvit Grancelli has served as Inteligo Group’s Treasurer since 2020. He also serves as Inteligo USA’s sole Director and Director of Inteligo Bank since 2005. Mr. Roisenvit is also member of the Investment Committee of Interseguro and member of various committees, including Corporate Governance Committees, of Inteligo Bank. He previously served as director of the Lima Stock Exchange, Chief Executive Officer of Inteligo Group, Inteligo Bank and Inteligo SAB, Deputy Chief Executive Officer of Inteligo SAB, Chief of Research of Interfip Bolsa, Chief Executive Officer of Interfip Bolsa, Products Manager of Private Banking at Interbank and Portfolio Manager of Global Investment Advisory Group at the Compass Group, in New York. Mr. Roisenvit received a bachelor’s degree in economics from the Universidad de Lima and a master’s degree in business administration from Columbia Business School.

Executive Officers

The business address of Inteligo’s executive officers is Calle 50 con Elvira Méndez, Piso 48 (P.H. Tower Financial Center), Panama City, Panama. The following table sets forth certain information about Inteligo’s executive officers.

Name	Position	Date of Birth	Year Appointed
Bruno Ferreccio Del Río(1)	Chief Executive Officer	1976	2024
Victor Vinatea Cámere	Chief Operations Officer	1962	2017
Gianina Gotuzzo Oliva	General Counsel	1975	2017
Daniel Yagui Yoshimoto	Chief Financial Officer	1980	2020
(1)
Reynaldo Roisenvit Grancelli was Chief Executive Officer until October 2024.

Bruno Ferreccio Del Río has served as Inteligo Group´s Chief Executive Officer since October 2024. He also has served as Inteligo Bank’s Chief Executive Officer since May 2019. Previously, he served as Inteligo SAB´s Chief Executive Officer since July 2019 until September 2021 and as Deputy Chief Executive Officer of Inteligo SAB since April 2017, and before that as Chief Commercial Officer since December 2015. In addition, he served as Inteligo’s Chief Financial Officer and as Inteligo SAB’s Financial Vice President since April 2014. Before joining Inteligo in June 2010 as Inteligo SAB’s Financial Manager and Chief of Products, Mr. Ferreccio was the Vice President of Futures and Derivates in Commodities at AAKOP LLC in New York, and Resident Engineer of HV S.A. CONTRATISTAS in Peru. He received a bachelor’s degree in civil engineering from the University of Texas, Austin, a master’s degree in business administration from the University of Michigan and completed the General Management Program at Harvard Business School.

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

B.
Compensation

Our articles of incorporation provide that our shareholders are responsible for determining the compensation to be paid to members of our board. Some of our executive officers are also executive officers in our subsidiaries, and receive compensation for their services from such subsidiaries. Consistent with applicable law, we do not disclose to our shareholders, or otherwise make public, information regarding the individual compensation of our board members or executive officers, or of the board members or executive officers of our subsidiaries. For the year ended December 31, 2024, the aggregate annual compensation to our board members and to board members of our subsidiaries totaled S/3.5 million. For the year ended December 31, 2024, the aggregate annual compensation to our executive officers and executive officers of our subsidiaries totaled S/32.0 million.

For the year ended December 31, 2024, no amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and officers. None of our directors or any of the directors of our subsidiaries have entered into any service contracts with our company or our subsidiaries providing for benefits upon termination of their employment. As of the year ended December 31, 2024, neither we nor our subsidiaries have adopted any executive long-term incentive plan, while Interbank has a retention bonus program for some of its executive officers.

Clawback policy

On November 8, 2023, IFS’ Board of Directors approved a clawback policy (the “Clawback Policy”), included as an exhibit hereto (see “Item 19. Exhibits.”), in accordance with the applicable provisions of The New York Stock Exchange Listed Company Manual. Pursuant to the Clawback Policy, IFS shall recover, subject to certain exceptions, erroneously awarded compensations received by current or former executive officers of IFS (as determined by IFS’ Board of Directors) in the event IFS is required to prepare an accounting restatement due to IFS’ material noncompliance with any financial reporting requirement under the securities laws in the United States of America. The Clawback Policy became effective on December 1, 2023.

C.
Board Practices

Our board of directors and the board of directors at each of our subsidiaries (Interbank, Interseguro, Inteligo and PMP) is responsible for establishing an appropriate and integrated risk management system and for promoting an internal environment that facilitates the board of directors’ supervision and risk management control. The board of directors is informed from time to time on the degree of exposure of the diverse risks managed by each subsidiary and inherent to their businesses.

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

For more information on board practices, see “Item 6.A. Directors, Senior Management and Employees—Directors and Senior Management—General.”

Audit Committee

Our audit committee is fully independent and complies with the criteria set forth under our “Audit Committee Charter” (as amended from time to time) the rules of the NYSE and Rule 10A-3(b)(1) of the Exchange Act, each as applicable to foreign private issuers. Our audit committee consists of three directors, all of whom are financially literate and one of whom is a financial expert. The current members of our audit committee are Guillermo Martínez Barros, Felipe Federico Roy Morris Guerinoni and Lucía Cayetana Aljovín Gazzani.

Felipe Federico Roy Morris Guerinoni, Guillermo Martínez Barros and Lucía Cayetana Aljovín Gazzani meet the requirements for independence under the listing standards of the NYSE and SEC rules and regulations. In addition, Felipe Federico Roy Morris Guerinoni is a financial expert in accordance with NYSE rules. Our audit committee oversees our corporate accounting and financial reporting process. The audit committee is responsible for:

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

At our segments level, some of our subsidiaries have their own Audit Committee.

At Interbank, the Audit Committee was established in March 2000. According to SBS regulations, the Audit Committee must be comprised of at least three board members who do not hold executive positions, one of whom must be an independent member, who will be designated as its president.

Pursuant to SBS regulations, the Interbank Audit Committee is responsible for reviewing compliance with the internal auditing program, informing the board of directors about compliance with internal policies and procedures and the internal auditing program and informing the board of directors about any action taken to correct any situation that is not in compliance with the internal auditing program. In addition, the Interbank Audit Committee is responsible for defining the criteria for selection and hiring of the external auditors, evaluating their performance and coordinating on an ongoing basis with the external auditors any matters relating to the internal auditing program. The Interbank Audit Committee also is responsible for defining the criteria for selection and hiring of the manager of the internal audit division, proposing his appointment and dismissal to the Board of Directors.

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

Other Committees

Comprehensive Risk Management Committee and Risk Committee

At Interbank, the Integral Risk Management Committee is a corporate body created by resolution of the board of directors. It is responsible for approving the policies and organization of the comprehensive risk management system, as well as any amendments to said policies. The Integral Risk Management Committee defines the risk appetite and level of tolerance that Interbank is willing to take in its business and the actions needed to implement the required corrective measures necessary to maintain adequate levels of risk tolerance. The Integral Risk Management Committee is comprised of (i) up to six members of the board of directors, out of which three are directors and up to three are alternate directors; and, (ii) the Chief Executive Officer and the Vice-Presidents. The committee reports monthly to the board of directors the main issues it has discussed and the agreements adopted in the previous meeting.

In the case of Inteligo Bank, the Integral Risk Management Committee is comprised of at least two members of the board of directors, one of which must be independent (as defined pursuant to the Bahamian regulation), who oversees the Committee. Other members are the Chief Executive Officer of the Panamanian Branch, the Finance Manager, the Legal Manager and the Corporate Risk Officer. The Committee reports quarterly to the board of directors the main issues it has discussed and the agreements adopted in the previous meeting.

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

At Interbank, the ALCO’s main purpose is to manage the structure of Interbank’s financial position considering its profitability and risk targets. The ALCO is also responsible for the proposition of new products or operations that contain components of market risk. Additionally, it serves as the communication channel with units that generate market risks. The ALCO meets monthly and is comprised of the Chief Executive Officer, the Chief Financial Officer, the Executive Vice Presidents of Risks Management, Commercial Banking, Operations and Technology, Retail Banking and Channels, and Capital Markets and the Manager of Treasury/Position Desk.

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

Investment and Fiduciary Committee

The Investment Committee of Interseguro is responsible for approving the limits of each security or real estate which could be included in Interseguro’s investment portfolio. This Committee is comprised of several members of the board, the Chief Executive Officer and the Investment-Vice President. The Risk Manager also participates as an advisor.

Inteligo Bank created an Investment Committee in 2017. The Committee is responsible for reviewing and approving the strategy of Inteligo Bank’s investment portfolio and approving new investment products. The Committee meets quarterly and is comprised of one board member, the Chief Executive Officer, the Chief Executive Officer of the Panamanian Branch, the Chief Financial Officer and the Corporate Risk Officer. Recently, the name of such committee at Inteligo Bank changed to Investment and Fiduciary Committee, to guarantee that the activities related to advisory, administration and investment management of the clients’ assets are conducted pursuant to Inteligo Bank’s policies and regulations.

Internal Audit

At our segments level, the Internal Audit Division reports to the board of directors at each subsidiary. It supports the Company in meeting its objectives through the application of a systemic and disciplined approach to assess and enhance the efficiency of its governance processes, risk management and control processes.

D.
Employees

IFS

As of December 31, 2024, IFS had no employees. However, its operations are carried out by employees from its subsidiaries and affiliates.

Interbank

As of December 31, 2024, Interbank had 6,328 employees, 1,805 work in financial stores and 4,523 work at the headquarters and in operational centers of Interbank. Of the total employees, 3,045 are dedicated to sales force. We have been optimizing our distributional channels and have reduced full time employees at financial stores. Interbank’s employees are not unionized, are not a party to any collective bargaining agreement and since Interbank’s privatization in 1994, have never been involved in a strike or work stoppage.

Interseguro

As of December 31, 2024, Interseguro had a total of 1,274 employees, which included officers and administrative staff, as well as sales agents and representatives. Interseguro’s employees are not unionized, are not a party to any collective bargaining agreement and have never been involved in a strike or work stoppage.

Interseguro provides its employees with benefits that exceed the requirements of Peruvian labor laws, including school allowance, specialized training programs, general health base plan and oncology plan, each covered at 100%. Interseguro also provides wellness programs for its employees, as well as a full portfolio of development, family inclusion, and social programs.

Inteligo

As of December 31, 2024, Inteligo and its subsidiaries had 353 employees, which included officers and administrative staff, as well as commercial representatives. Inteligo’s senior management is located in Peru and Panama. Inteligo’s and its subsidiaries’ employees are not unionized, are not a party to any collective bargaining agreement and have never been involved in a strike or work stoppage.

E.
Share Ownership

Except as described under “Item 7. Major Shareholders and Related Party Transactions—Major shareholders”, none of our directors or senior management beneficially owns our common shares other than two directors and one executive officer of IFS, who owned an aggregate 0.05% interest in IFS as of December 31, 2024. As of the date of this Annual Report on Form 20-F, one director and one executive officer of IFS held an aggregate 0.03% interest in IFS.

We do not have any arrangements for involving employees in our capital, including any arrangements that involve the issue or grant of options of our shares or securities.

F.
Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

Our only outstanding equity securities are our common shares. As of December 31, 2024, IFS had issued 115,447,705 common shares (including treasury stock), of which 64,958,266 were registered in CAVALI and 50,489,439 were registered in DTC. As of December 31, 2024, 14,632 common shares registered in CAVALI were held by 15 U.S. citizens and/or residents in the United States.

The following table sets forth certain information regarding the ownership of outstanding shares as of April 4, 2025 for the following:

•
each person or entity who is known by us to own beneficially more than 5% of our outstanding shares capital or voting rights;

•
our directors and members of our executive management group, as a group.

	Common Shares Owned
Shareholders	Number of Shares	Percentage owned
Intercorp Perú Ltd.(1)(2)	81,507,547	70.6%
Other Directors and Officers(3)	32,810	0.0%
Treasury stock	3,503,924	3.0%
Float	30,403,424	26.3%
Total	115,447,705	100.0%

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

As of December 31, 2024, IFS and its subsidiaries held 2,159,248 common shares in treasury stock. For more details regarding these shares, see “Item 16E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers” and Note 16(b) to our audited annual consolidated financial statements.

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

Peruvian law and SBS regulations also set forth limitations on the amount of credit loans that may be extended to related parties based on Article 201 and Article 202 of the Peruvian Banking and Insurance Law. The law currently establishes that the total amount of loans to be extended to directors, employees and close relatives of any such persons may not exceed 7.0% of the bank’s regulatory capital. All loans extended to any director or employee of the company (including close relatives of such person) may not exceed 0.35% of the regulatory capital (i.e., 5.0% of the overall 7.0% limit discussed above) per each person, including such person’s spouse and relatives.

In addition, under current Article 202 of the Peruvian Banking and Insurance Law, no loans extended to related parties or affiliates may exceed 30.0% of a bank’s regulatory capital. Under these laws, related-party borrowers include any corporation holding, directly or indirectly, 4.0% or more of a bank’s shares, such bank’s directors, certain of its principal executive officers or other persons affiliated with such bank’s management or any individual or entity that is deemed to have a significant influence in its operations. However, pursuant to Legislative Decree N° 1646, as of June 2025, the total amount of financing (whether in the form of loans, investments, contingent financing or other modalities) to be extended to directors, employees and close relatives of any such persons may not exceed 10.0% of the bank’s Tier 1 Regulatory Capital. In addition, pursuant to Legislative Decree N° 1646, as of June 2025, no financing extended to related parties or affiliates may exceed 25.0% of a bank’s Tier 1 Regulatory Capital. Furthermore, the meaning of “related party borrowers” for purposes of this section, will be extended to any entity that is part of the bank’s economic group and any person that is deemed to have a significant influence in the operations of any member of the bank’s economic group.

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

During 2024, 2023 and 2022, IFS’s directors, officers and key management had been involved, directly and indirectly, in credit transactions with certain subsidiaries of IFS, as permitted by applicable Peruvian laws and regulations that regulate and limit certain transactions with employees, directors and officers of financial entities. As of December 31, 2024, 2023 and 2022, direct loans by IFS or its subsidiaries to employees, directors, officers, and key management of IFS and its subsidiaries amounted to S/235.2 million, S/209.7 million and S/211.7 million, respectively. These loans are current and accrue interest at market rates. Payment dates vary, and may be monthly, quarterly, or at maturity. See “Item 4. Information on the Company—Business Overview—Regulation and Supervision” for information on the regulation of IFS and its subsidiaries and on the protection of deposits.

Inteligo Bank is operating pursuant to its original license, which commencing in 2020 permits a related party exposure of up to 15% of its capital, a decrease from the prior 25% maximum. As of December 31, 2024, the exposure was 6.24%.

For additional information about loans, including tabular disclosure, to, and certain other transactions with, related parties and affiliates including directors and officers, see Note 26 to our audited annual consolidated financial statements.

In the normal course of our operations, related party transactions are evaluated in accordance with Peruvian banking and securities regulations, as described in this section. These transactions are subject to prevailing market conditions and transfer pricing regulations. We and our subsidiaries have a number of such transactions with our parent company, subsidiaries of our parent company, affiliates pursuant to the criteria of the SBS and other related parties. See “Presentation of Financial Information” for a brief description of a number of these parties. For additional information including tabular disclosure, about loans, to, and certain other transactions with, related parties and affiliates including directors and officers, see Note 26 to our audited annual consolidated financial statements.

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

In January 2024, an amendment to the agreement was entered into to reduce the rented area from February 2023 to September 2023 to 1,637.05 square meters of floor space, and to 1,599.55 square meters of floor space from October 2023 until the end of the agreement. As of December 31, 2024, Interbank was in the process of negotiating a new amendment to the lease agreement to extend the term until October 1, 2029.

The agreed monthly rent is as follows: (i) for stores located inside the premises (Money Markets format) the rent is S/302.93 per square meter plus taxes, (ii) for stores located outside the premises, the rent is S/201.55 per square meter plus taxes, (iii) for ATMs located inside the premises, the rent is S/2,198.70 plus taxes; and (iv) for ATMs located outside the premises, the rent is S/1,587.95 plus taxes.

In addition, Interbank has made a security deposit of U.S.$0.9 million (approximately S/3.4 million), which shall be applied as a guarantee of payment of the monthly rent. Additionally, Supermercados Peruanos has granted us an exclusivity right for the operation of stores (Money Market format) and for ATMs located inside the supermarket premises. As of December 31, 2024, we are operating under this agreement in 26 stores (Money Market format) and with 104 ATMs located inside the supermarket premises.

Loan Agreement between Interbank and GTP Inversionistas S.A.C.

In May 2017, Interbank has entered into a loan agreement with GTP Inversionistas S.A.C., an affiliate, pursuant to the criteria of the SBS, under which Interbank disbursed to the latter U.S.$32.6 million for the indirect acquisition of 24.95% of the capital stock of Universidad Tecnológica del Perú S.A.C. (“UTP”). The loan was granted for a term of five years to be repaid in five annual payments with an effective annual interest rate of 7.875%. The collateral granted consisted of a pledge agreement of 24.95% of the capital stock of UTP. In May 2020, the loan agreement was amended, increasing the remaining term to seven years. As of December 31, 2024, the total outstanding debt under the loan agreement amounts to S/54.9 million (U.S.$14.6 million), excluding interest.

In September 2023, Interbank entered into a new medium-term loan agreement with GTP Inversionistas S.A.C. under which we granted a loan for up to S/113 million to be paid in 8 annual installments at an annual interest rate of 10.7%. The total outstanding debt as of December 31, 2024 under the loan agreement amounts to S/106.3 million (U.S.$28.3 million), excluding interest.

Lease Agreements with Supermercados Peruanos

Interbank has entered into several lease agreements with Supermercados Peruanos, a subsidiary of Intercorp Peru, whereby Interbank leased real estate property, machinery and equipment to Supermercados Peruanos. These lease agreements are amended from time to time, most recently in March 2021. As of December 31, 2024, the outstanding debt under the lease agreements amounts to S/85 million, excluding interest.

Loan Agreement with Supermercados Peruanos

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

The total outstanding debt as of December 31, 2024 under the loan agreement amounts to S/62.5 million (U.S.$16.6 million), excluding interest.

Lease Agreements with Homecenters Peruanos (“HPSA”)

Interbank has entered into several lease agreements with HPSA, a subsidiary of Intercorp Peru, whereby Interbank leased machinery and equipment to HPSA. As of December 31, 2024, the total outstanding debt under such lease agreements amounts to S/30.9 million, excluding interest.

Loan Agreements with HPSA

In November 2019, Interbank entered into a term loan agreement with HPSA, a subsidiary of Intercorp Peru, for S/24.3 million at annual interest rate of 5.30%. As of December 31, 2024, the total outstanding debt under such loan agreement amounts to S/11.7 million, excluding interest.

In September 2022, Interbank and HPSA entered into a new medium – term loan agreement for S/80 million at an annual interest rate of 8.55%. In September 2023, the loan agreement was amended to reschedule the total outstanding debt of S/67.0 million, at an annual interest rate of 9.45% to be paid on a quarterly basis, and the due date was extended to September 2029. As of December 31, 2024, the total outstanding debt amounts to S/55.9 million.

Loan Agreement with InRetail Pharma

Interbank has entered into a syndicated secured loan agreement with InRetail Pharma, a subsidiary of Intercorp Peru, for up to S/161.9 million due in April 2025. The collateral granted consisted of mortgage over real estate properties and guarantees (fianzas solidarias) granted by several of our subsidiaries. In May 2021, the loan agreement was refinanced by a new syndicated secured loan agreement for up to S/220.0 million due in March 2026. As of December 31, 2024, the total outstanding debt under the loan agreement amounts to S/220.0 million (excluding interest) at an interest rate of 3.75%.

Loan Agreement with UTP

In September 2018, Interbank entered into a loan agreement with UTP, a subsidiary of Intercorp Peru, under which Interbank disbursed S/80.0 million at an interest rate of 6.9%. The loan was granted for a term of seven years, which included a two-year grace period. The collateral consisted of a mortgage over real estate properties and assignment of surface rights. In September 2020, as a result of the spin-off of UTP and IDAT, the loan was split and assigned as follows: S/62.0 million to UTP and S/18.0 million to IDAT. In April 2021, UTP’s loan agreement was amended in order to reduce the interest rate to 4.15% and to extend the term for six years, including one year of grace period. As of December 31, 2024, the amount outstanding under the loan agreement with UTP amounted to S/28.3 million, excluding interest; and the amount outstanding under the loan agreement with IDAT amounted to S/8.2 million, excluding interest.

Loan Agreement with La Tinka

In September 2023, Interbank entered into a new medium-term loan agreement with La Tinka under which Interbank granted a loan for up to S/20 million (U.S.$5.3 million), bullet payment up to 18 months at an annual interest rate of 10.9%.

In December 2024, Interbank entered into a new medium-term loan agreement with La Tinka under which Interbank granted a loan for up to S/20 million (U.S.$5.3 million), bullet payment up to 18 months at an annual interest rate of 8.75%.

Lease Agreement with Centros de Salud Peruanos

In December 2022 Interbank entered into several lease agreements for up to S/112 million with Centros de Salud Peruanos, a subsidiary of Intercorp Peru, by means of which Interbank leased machinery and equipment for the construction of a new clinic located in Cercado de Lima. As of December 31, 2024, the amount outstanding under these lease agreements amounted to S/111.7 million, excluding interest.

In September 2024, we entered into a new medium-term loan agreement with Centros de Salud Peruanos under which we granted a loan for up to S/30 million, bullet payment up to 18 months at an annual interest rate of 7.78%, fully secured by cash collateral.

Loan Agreement with Intercorp Education Holding Corp.

On September 12, 2023, Interbank entered into a medium-term loan agreement with Intercorp Education Holding Corp., a subsidiary of Intercorp Peru, under which we granted a loan for up to U.S.$51.1 million to be paid in 5 annual installments at an annual SOFR rate plus 4.02% due in August 2028. The proceeds of the loan were disbursed to pay the acquisition price of 13.10% of NG Education Holding Corp’s share capital from NG Capital Partner I. The loan is guaranteed by a corporate guaranty granted by Intercorp Peru. As of December 31, 2024, the aggregated amount outstanding under the loan agreement amounted to U.S.$51.1 million, excluding interest.

Loan Agreement with NGR Group

In January 2022, Interbank entered into a syndicated secured loan agreement with NGR Group (Alert del Perú, EP de Restaurantes, EP de Franquicias, Nutra, Bembos and Corporación Peruana de Restaurantes) for up to S/107 million due in August 2025 at an annual interest rate of 9.50%. The collateral granted consisted of a trust over cash flows, pledge over shares and guarantees between companies (fianzas solidarias). In February 2024, the loan agreement was amended to include a new tranche for up to S/110 million, due in February 2029 at an annual interest rate of 11.50%. As of December 31, 2024, the total outstanding debt including first and second tranche amounts to S/59.6 million (U.S.$161.1 million).

Interseguro

Agreements with Colegios Peruanos S.A. (“CPSA”)

Trujillo, Peru

In September 2016, Interseguro and CPSA, a subsidiary of Intercorp, signed a usufruct agreement for a period of 20 years, according to which Interseguro granted in usufruct the property located in Trujillo, Peru in favor of CPSA, in order for CPSA to operate a school under the commercial name of “Innova School”. Interseguro constructed the building in four stages all of which were completed in 2019. Currently, CPSA pays Interseguro a monthly rent which amounts to S/133,918 before taxes, adjusted annually by 3% plus 9.1% on the total investment on the property made by Interseguro accumulated on the date incurred.

In April 2022, we amended the agreement to have rent adjusted pursuant to the number of students. For example, the number of students registered in 2022 increased by 11.25%, resulting in S/272,744 plus IGV. Pursuant to the amended agreement, rent due is variable and reviewed annually.

Cusco, Peru

In October 2017, Interseguro and CPSA signed a usufruct agreement for a period of 25 years, according to which Interseguro leased the property located in Cusco, Peru, in order to operate a school under the commercial name of “Innova School”. Interseguro constructed the building, which was completed in January 2018. In April 2018, CPSA began paying Interseguro a monthly rent. The current rent amounts to S/232,288 before taxes, adjusted annually by 3% plus 9.3% on the total investment on the property made by Interseguro accumulated on the date incurred.

In April 2022, we amended the agreement to have rent adjusted pursuant to the number of students. For example, the number of students registered in 2022 increased by 11.25%, resulting in S/473,089 plus IGV. Pursuant to the amended agreement, rent due is variable and reviewed annually.

Other locations

In June 2008, Interseguro bought a certificate of participation in the trust Patrimonio en Fideicomiso D.S 093-2002-EF Interproperties Perú (“Interproperties”), which is managed by Internacional de Titulos Sociedad Titulizadora S.A. (“Intertitulos”), corresponding to a real estate project that was developed in a property located in Ate, Lima, Peru. Also, in October 2012, Interproperties and CPSA signed a surface right agreement, according to which Interproperties granted this property in surface right, in order to operate a school under the commercial name of “Innova Schools”. As of December 31, 2024, the fair value of the property amounts to S/9,764,679.

Agreements with HPSA

In November 2012, HPSA, a subsidiary of Intercorp, and Hebraica Asociación Cultural Deportiva y Social (“Hebraica”) signed a surface right agreement according to which Hebraica granted a surface right in favor of HPSA over the commercial space with an area of 13,401.99 m², located in Ate, Lima. In October 2015, HPSA assigned its contractual position to Interseguro. In April 2016, Interseguro and HPSA entered into a 30-year usufruct agreement, according to which HPSA was granted in usufruct the property, in order to operate a home improvement store under the commercial name of “Promart”. Since 2022, Interseguro has not been a party to either the surface right agreement or the usufruct agreement.

In July 2017, HPSA and Interseguro signed a surface right agreement and an usufruct agreement granting surface and usufruct rights to Interseguro over certain commercial space located in Ica, Perú. In July 2022, HPSA and Interseguro terminated the surface right agreement and the usufruct agreement.

In October 2015, Interseguro contributed in trust the property located in Talara, Piura, Peru in favor of Interproperties, which is managed by Intertitulos. Accordingly, Intertitulos issued in favor of Interseguro a certificate of participation representing 100% of the property ownership. In addition, in October 2015, Interproperties Perú and HPSA signed a usufruct agreement for a period of 30 years, according to which Interproperties granted in usufruct this property, in order to operate a home improvement store under the commercial name of “Promart”. As of December 31, 2024, the fair value of the property amounts to S/10,776,084. In February 2021, Interproperties returned the property in favor of Interseguro, cancelling the certificate of participation for the amount of S/40.2 million, which represented Interseguro’s contribution to the trust assets. The current monthly rent amounts to S/121,658.46 before taxes.

Agreements with UTP

In June 2018, Interseguro and UTP signed a usufruct agreement for a period of 30 years, according to which Interseguro granted in usufruct to UTP the property located in Ate, Lima, Peru, for it to operate a university campus under the commercial name of “UTP”. The annual rent is equivalent to 8.5% of the total investment before taxes which is adjusted annually according to CPI variation and paid to Interseguro in four quarterly installments.

In November 2019, Interseguro and UTP signed a usufruct agreement for a period of 30 years, according to which Interseguro granted in usufruct to UTP the property located in Nuevo Chimbote, Ancash, Peru, for it to operate a university campus under the commercial name of “UTP”. The current annual rent paid to Interseguro amounts to S/1,170,023 before taxes, adjusted annually according to CPI variation.

In April 2020, Interseguro and UTP signed a usufruct agreement for a period of 30 years, pursuant to which Interseguro granted in usufruct to UTP the property located in Piura, Peru, for it to operate a university campus under the commercial name of “UTP”. Since March 2021, the UTP building in Piura has been operating. The current quarterly rent paid to Interseguro amounts to S/2,176,828 before taxes, adjusted annually according to CPI variation.

Agreements with Supermercados Peruanos

In October 2015, Interseguro contributed in trust the property located in Talara, Piura, Peru in favor of Interproperties, which is managed by Intertitulos. Accordingly, Intertitulos issued in favor of Interseguro a certificate of participation representing 100% of the property ownership. In addition, in January 2016, Interproperties and Supermercados Peruanos signed a usufruct agreement for a period of 30 years, according to which Interproperties granted in usufruct to Supermercados Peruanos this property of 5,573 m2, for it to operate a supermarket under the commercial name of “Plaza Vea”. In February 2021, Interproperties returned the property in favor of Interseguro, cancelling the certificate of participation for the amount of S/40.2 million, which represented Interseguro’s contribution to the trust assets. As of December 31, 2024, the fair value of the property amounts to S/10,990,709 and the current monthly rent amounts to S/139,883.76 before taxes.

In July 2022, Supermercados Peruanos assigned its contractual position in the usufruct agreement in favor of its affiliated Compañia Food Retail S.A.C.

In June 2023, Supermercados Peruanos and Interseguro signed a purchase and sale contract for the land located in Calle Bolognesi N° 110-150, Avenida Jose Pardo N° 715, Miraflores, Lima, Peru. The purchase price paid by Interseguro amounted to U.S.$10.0 million.

In June 2023, Supermercados Peruanos signed a purchase and sale contract for a future asset, Commercial Premises and 76 parking spaces for the property located in in Calle Bolognesi N° 110-150, Avenida Jose Pardo N° 715, Miraflores, Lima, Peru. The price for the transfer of ownership of the Properties amounted to S/14,294,436.76.

C.
Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A.
Consolidated Statements and Other Financial Information

See “Item 17. Financial Statements.”

Legal Proceedings

IFS is not involved in any legal or arbitration proceedings which could have a material adverse effect on its financial position.

Interbank is involved in certain legal proceedings in the ordinary course of its banking activities. Interbank is also a party to legal proceedings related to labor disputes with former employees and tax disputes with the tax authority. For more information on the tax disputes, see Note 17 to our audited annual consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F.

Interseguro is routinely involved in legal or arbitration proceedings with respect to liabilities that are the subject of policy claims. These liabilities are taken into account in setting Interseguro’s technical reserves.

Inteligo Bank has been involved in legal proceedings in the ordinary course of its banking operations.

The two main lawsuits that Inteligo Bank has been a party to jointly sought the return of certain amounts in redemption payments received by Inteligo Bank in connection with investments in Fairfield Sentry Limited, a fund that was primarily invested in Bernard L. Madoff Investment Securities LLC.

On February 24, 2025, Inteligo Bank signed individual settlement agreements and both claimants have dismissed the claims related to the lawsuits described above.

Dividends and Dividends Policy

We are a holding company and, as such, our ability to pay dividends is subject to the ability of our subsidiaries to pay dividends to us.

Our annual dividend is proposed by our board of directors and approved at our annual ordinary meeting of shareholders, in accordance with our dividend policy which for year 2025 consists of distributing to shareholders at least 20% of any profit earned for the relevant year, subject to regulatory capitalization requirements and our financial condition. Dividends are paid to shareholders who held common shares as of the record date preceding the date set for payment of the dividend. The shares go ex-dividend two business days prior to the record date. Dividends are declared and paid in U.S. dollars.

IFS’ ordinary dividends for the fiscal years ended December 31, 2024, 2023 and 2022 were U.S.$115.4 million (S/420.1 million), U.S.$115.4 million (S/427.4 million) and U.S.$136.2 million (S/511.8 million). Dividends corresponding to fiscal year 2024 will be paid in early May 2025; dividends for fiscal year 2023 were paid in April 2024 and dividends for fiscal year 2022 were paid in April 2023. Dividend per share amounted to U.S.$1.00 for fiscal years 2024 and 2023, and U.S.$1.18 for fiscal year 2022.

Interbank

Interbank’s dividends are proposed annually by its board of directors and are subject to approval by the general shareholders’ meeting. On November 10, 2020, the shareholder’s meeting amended the dividend policy as follows: At least 20% of the distributable profits of Interbank recorded in the fiscal year shall be distributed among the shareholders, provided that the following rules are observed: (a) the profit capitalization commitment agreements adopted by the general shareholders’ meeting or by the board of directors (as delegated by the shareholders’ meeting), are not affected, (b) both the legal requirements applicable to Interbank and its appetite for equity growth are satisfied, in accordance with the board of directors’ proposal, and (c) the board of directors deems such distribution to be advisable based on the economic and financial conditions of Interbank and the business environment. In accordance with the foregoing, if during any year any of the aforementioned rules is not satisfied, the general shareholders’ meeting may agree to distribute a lower percentage of dividends than indicated or decide not to distribute dividends for such year. Any dividends would be distributed within sixty calendar days following their declaration and approval at the general shareholders’ meeting. For the fiscal year ended 2024, Interbank declared as dividends approximately 50% of its distributable income (net income minus the required legal reserves which may be up to 10% of net profit). For the fiscal year ended 2023, Interbank declared as dividends approximately 50% of its distributable income (net income minus the required legal reserves which may be up to 10% of net profit). For the fiscal year ended 2022, Interbank declared and distributed as dividends approximately 56% of its distributable income (net income minus the required legal reserves which may be up to 10% of net profit).

Dividends are declared based on Interbank’s financial statements prepared under SBS GAAP. The following table shows Interbank’s distribution of net profit for the three fiscal years ended December 31, 2024, 2023 and 2022 under SBS GAAP.

	For the fiscal years ended December 31,
	2024	2023	2022
	(S/ in millions)
Net profit	933.7	900.5	1,171.7
Reserves	93.4	89.9	117.2
Capitalized earnings	420.2	403.4	468.7
Dividends	420.2	405.2	585.8

Interseguro

Interseguro’s dividends are proposed annually by its board of directors and are subject to approval by the general shareholders’ meeting. Current dividend policy establishes that Interseguro pays at least 20% of its net profits attained in any given year as dividends. Dividend distributions depend on several factors, including (1) approval by Interseguro’s shareholders of the proposal to distribute dividends, (2) Interseguro’s earnings, (3) protection of Interseguro’s equity growth, (4) capital and legal reserve requirements, and (5) prevailing market conditions.

The following table shows Interseguro’s distribution of net profit for the three fiscal years ended December 31, 2024, 2023 and 2022 under SBS GAAP.

	For the fiscal years ended December 31,
	2024	2023	2022
	(S/ in millions)
Net profit	376.3	315.1	202.8
Reserves	13.0	13.0	—
Capitalized earnings(1)	37.0	37.0	—
Dividends	125.0	150.0	100.0

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

The following table shows Inteligo Bank’s distribution of net profit and dividends for the three fiscal years ended December 31, 2024, 2023 and 2022 under IFRS Accounting Standards.

	For the fiscal years ended December 31,
	2024	2023	2022
	(S/ in millions)
Net profit	117.8	28.2	(135.1)
Dividends	82.4	27.8	—

For additional information regarding risks that could materially adversely affect our ability to pay dividends, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—We are a holding company, and all of our operations are conducted by our subsidiaries. Our ability to pay dividends to holders of our common shares depends on the ability of our subsidiaries to pay dividends to us”.

For additional information regarding taxation of dividends, see “Item 10. Additional Information—Taxation—Peruvian Tax Considerations” and “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations—Distributions”.

For additional information regarding risks that could materially adversely affect our ability to pay dividends, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—We are a holding company, and all of our operations are conducted by our subsidiaries. Our ability to pay dividends to holders of our common shares depends on the ability of our subsidiaries to pay dividends to us”.

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

Not Applicable.

C.
Markets

Trading in the Peruvian Securities Market

Lima Stock Exchange

As of December 31, 2024, there were 256 companies listed on the Lima Stock Exchange. Established in 1970, the Lima Stock Exchange is Peru’s only securities exchange.

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

Substantially all of the transactions on the Lima Stock Exchange are traded on the electronic system. Transactions during the electronic sessions are executed through brokerage firms and stockbrokers on behalf of their clients. The orders must specify the type of security as well as the amount and price of the proposed sale or purchase. The exchange is authorized to halt the trading of certain securities or the whole market, under certain circumstances, for example, when a significant fluctuation occurs with the price of a security, without apparent justification. In this case, the exchange may impose a 15-minute halt, which may be extended depending on the nature of the event.

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

Certain information regarding trading on the Lima Stock Exchange is set forth in the table below:

	(S/ in millions)
	2020	2021	2022	2023	2024
Market capitalization(1)	599,007	591,734	540,366	657,589	695,136
Volume	20,107	21,803	14,243	8,405	23,445
Average daily trading volume	79	87	56	33	94

Source: Bolsa de Valores de Lima Annual Reports

End-of-period figures for trading on the Lima Stock Exchange.

D.
Selling Shareholders

Not Applicable.

E.
Dilution

Not Applicable.

F.
Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A.
Share Capital

As of December 31, 2024, our authorized capital consists of 150,000,000 common shares, and our issued capital stock consists of 115,447,705 outstanding common shares (including treasury stock), with no par value. As of December 31, 2024, IFS and its subsidiaries held 2,159,248 common shares in treasury stock, with book value of S/206.9 million. All of our common shares are fully paid and non-assessable. Non-residents of Panama may hold and vote shares.

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

Peruvian Tax Considerations

The following summary of certain Peruvian tax matters as in force on the date of this Annual Report on Form 20-F describes the principal tax consequences of an investment in our common shares or the beneficial interest therein by non-Peruvian shareholders. This summary is not intended to be a comprehensive description of all of the tax considerations that may be relevant to a decision to make an investment in our common shares or the beneficial interest therein. In addition, it does not describe any tax consequences: (i) arising under the laws of any taxing jurisdiction other than Peru or (ii) applicable to anyone different from a non-Peruvian shareholder.

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

An indirect transfer of Peruvian shares also takes place in the transfer of the shares of a non-Peruvian entity that owns, directly or indirectly, shares of a Peruvian company provided the aggregate amount of the Peruvian shares being indirectly transferred by the transferor and its related parties in any 12-month period reaches or exceeds 40,000 Tax Units (the Tax Unit usually increases from one fiscal year to the next, so for the fiscal year 2024, one Tax Unit equaled to S/5,150, and for the fiscal year 2025, one Tax Unit equals to S/5,350). This rule applies irrespective if conditions (i) and (ii) abovementioned are not met.

A 5% preferential rate would be applicable on capital gains if (i) such shares are registered with the SMV; and (ii) such sale is performed through trading sessions (rueda de bolsa) of the Lima Stock Exchange.

A further tax exemption was applicable to capital gains obtained by individuals, either Peruvian or non-Peruvian, from sales performed through trading sessions (rueda de bolsa) of the Lima Stock Exchange, under certain terms and conditions. This tax exemption expired on December 31, 2023, and no extension has been issued.

Value added tax

Dividends resulting from the shares issued by our Peruvian subsidiaries are not subject to Peruvian Value Added Tax (Impuesto General a las Ventas, or “VAT”).

The sale, exchange or disposition of our common shares or of shares issued by our Peruvian subsidiaries is not subject to VAT.

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

Except where specifically described below, this discussion assumes that we are not a PFIC for U.S. federal income tax purposes. Please see the discussion under “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Companies” below.

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

Moreover, as discussed below under “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Companies,” we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2024 and current taxable years, and we do not anticipate becoming a PFIC in the future. However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules and our continued qualification for an exception to the PFIC rules for certain foreign banks and insurance companies.

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

Consequences of PFIC Status

Although the matter is not free from doubt, based on our current expectations regarding our subsidiaries meeting the PFIC exceptions discussed above, the value and nature of the assets of our subsidiaries, the sources and nature of the income of our subsidiaries, relevant market and shareholder data and our current business plans, we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2024 and current taxable years and we do not anticipate becoming a PFIC in the future. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our common shares, such a U.S. Holder would be subject to special rules (and may be subject to increased tax liability) with respect to (a) any gain realized on the sale or other disposition of our common shares, and (b) any “excess distribution” made by us to the U.S. Holder (generally, any distribution during a taxable year in which distributions to the U.S. Holder on our common shares exceed 125% of the average annual distributions the U.S. Holder received on the shares during the preceding three taxable years or, if shorter, the U.S. Holder’s holding period for the shares). Under those rules, (a) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for our common shares, (b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first year in which we became a PFIC would be taxable as ordinary income, (c) the amount allocated to each prior year in which we were a PFIC would be subject to U.S. federal income tax at the highest tax rate in effect for that year and (d) the interest charge generally applicable to underpayments of U.S. federal income tax would be imposed in respect of the tax attributable to each prior year in which we were a PFIC. In addition, in the event that we are classified as a PFIC, similar rules would apply to “excess distributions” or gains with respect to subsidiary PFICs held directly or indirectly by us (“Lower-tier PFICs”), even if the proceeds are not distributed to our shareholders. A U.S. Holder generally will be required to file IRS Form 8621 if it holds our common shares in any year in which we are classified as a PFIC.

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

I.
Subsidiary Information

Not Applicable.

J.
Annual Report to Security Holders

Not Applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For quantitative and qualitative information related to market risk, in addition to the information presented below, see Note 29.2 to our audited consolidated financial statements as of and for the year ended December 31, 2024, 2023 and 2022, appearing elsewhere in this Annual Report on Form 20-F.

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

These tools are monitored and validated on an ongoing basis to ensure that appropriate levels of prediction and performance are being maintained and to take corrective action or adjust to the models when needed.

The risk management indicators are reviewed and assessed from time to time to identify possible deviations in risk profile with respect to the established risk appetite and apply timely corrective actions as needed. This information is submitted to the Risk Management Committee monthly and to the board of directors periodically.

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

Interbank also uses different models and rating tools for each type of client and/or product. Interbank seeks to monitor and review these tools from time to time to ensure that adequate levels of prediction and performance are maintained and if necessary, to adjust or take corrective measures.

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

	-With updated statistical rating AAA-A greater than U.S.$70,000,000 BBB-B greater than U.S.$60,000,000 CCC-C greater than U.S.$40,000,000

	-Without statistical rating updated Greater than U.S.$30,000,000 Medium-sized Banking, Institutional Banking and Real Estate Business Greater than U.S.$30,000,000

Central credit committee	According to business segment and statistical rating situation Corporate Banking	CEO or VP of Payments Ecosystem, VP of Risk Management, and Other VP.	3

	-With statistical rating updated AAA-A up to

	U.S.$70,000,000 BBB-B up to U.S.$60,000,000
	CCC-C up to U.S.$40,000,000

	-Without statistical rating updated Up to

	U.S.$30,000,000

	Medium-sized Banking, Institutional Banking and Real Estate Business Up to U.S.$30,000,000

Executive credit committee	According to business segment and statistical rating situation Corporate Banking	VP of Risk Management, VP Business and Other VP	3

	-With statistical rating updated AAA-A: up to U.S.$40,000,000 BBB-B up to U.S.$30,000,000

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

Small Business Banking

The following table presents the approval levels required for small business banking loan applications by principal amount in U.S. dollars.

Approval levels	Amount(1)
Vice President of Risk Management	Over U.S.	$272,000
Risk Manager	Up to U.S.	$272,000
Risk Assistant Manager	Up to U.S.	$159,400
Zonal Risk Officer	Up to U.S.	$92,900
Master Risk Analyst	Up to U.S.	$53,100
Senior Risk Analyst	Up to U.S.	$39,800
Risk Analyst	Up to U.S.	$12,700

(1)
Amounts stated in U.S. dollars as of and for the year ended December 31, 2024 have been translated from soles at the exchange rate of S/3.764= U.S. $1.00.

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

	Credit Card	Cash Credit	Pay-roll Loans	Loans for Diplomats	With Collateral	Automobile	Mortgage
	Amount
Approval Levels(1)	Greater than	Greater than	Greater than	Greater than	Greater than	Greater than	Greater than
Vice President Risk Management	34,538	79,702	79,702	—	398,512	70,000	800,000
Central Manager	34,538	79,702	79,702	—	398,512	70,000	800,000
Risk Manager	26,567	66,419	66,419	39,851	265,675	60,000	700,000
Risk Assistant Manager	19,926	53,135	53,135	23,911	199,256	50,000	550,000
Risk Officer	15,940	47,821	47,821	23,911	132,837	40,000	350,000
Senior Risk Analyst	11,955	31,881	31,881	15,940	106,270	30,000	250,000
Risk Analyst	6,908	21,254	21,254	7,970	53,135	25,000	150,000
Junior Risk Analyst	3,188	13,284	13,284	5,313	26,567	16,000	100,000

(1)
Amounts stated in U.S. dollars as of and for the year ended December 31, 2024 have been translated from soles at the exchange rate of S/3.764= U.S.$1.00.

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

Unpaid debts with a 90-day stay are deemed defaulted loans. Depending on whether the recovery strategy is based on the client’s cash flow or collateral foreclosure, loans are assigned to Interbank’s recovery division. The recovery division has two units, pre-judicial and judicial stage of recovery. During the judicial stage of recovery, accounts are assigned to recovery attorneys. Recovery may include the sale of foreclosed assets.

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

Market Risk

Market risk is the probability of loss due to variations in financial market conditions. The main variations to which Interbank is exposed are: (i) exchange rates, (ii) interest rates and (iii) prices. Said variations can affect the value of financial assets and liabilities. As part of the risk management system, in certain circumstances Interbank uses derivative financial instruments to mitigate the risk exposure which arises from the variations in interest rates and exchange rates.

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

Interest Rate

Interest rates continuously fluctuate on the market and affect us: (i) first, through the change in the valuation of assets and liabilities; and (ii) second, though cash flows at repricing. The variation in the valuation of assets and liabilities is increasingly sensitive as the term at which the asset or liability repricing increases. This process consists of the assessment of the repricing periods. On the other side, cash flows are affected when the instruments reach maturity, given that they are invested or placed at the new market interest rates.

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

The following tables summarize Interbank’s exposure to interest rate risks. Financial instruments are presented at book value, classified by the period of the contract’s interest rate repricing or maturity date, whichever occurs first:

Repricing Gap

	Repricing Gap at December 31, 2024
	1 - Month	1 – 3 Months	3 Months - 1 Year	1 Year - 3 Years	3 Years - 5 Years	Over 5 Years	Past-due loans / Equities	Banking
	(S/ in millions)
Assets
Cash due from banks	8,025.7	—	—	—	—	—	—	8,025.7
Inter-bank funds	220.1	—	—	—	—	—	—	220.1
Instruments measured at fair value through other comprehensive income	859.2	1,216.6	496.6	1,982.1	1,322.7	1,262.2	240.0	7,379.4
Investments at amortized cost	—	101.1	—	423.0	304.6	2,970.8	—	3,799.5
Loans, net of unearned income	3,950.3	5,206.6	12,644.0	12,838.2	6,678.7	6,585.9	1,434.3	49,337.9
Other assets	4.3	4.6	13.7	—	—	—	—	22.6
Total	13,059.5	6,529.0	13,154.3	15,243.2	8,306.0	10,818.9	1,674.4	68,785.2
Deposits and obligations	33,839.1	4,744.3	5,160.2	237.4	56.4	33.5	—	44,070.9
Inter-bank funds	—	—	—	—	—	—	—	—
Due to banks and correspondents	1,487.2	767.2	1,375.8	1,662.5	279.9	1,391.0	—	6,963.7
Bonds, notes and other obligations	249.9	1.7	1,481.7	1,813.7	1,122.1	—	—	4,669.1
Other liabilities	10.9	12.0	32.6	60.1	34.1	18.4	—	168.1
Total	35,587.1	5,525.3	8,050.3	3,773.7	1,492.5	1,442.9	—	55,871.8
Marginal gap	(22,527.6)	1,003.7	5,104.0	11,469.5	6,813.5	9,376.0	1,674.4	12,913.4
Accumulated gap	(22,527.6)	(21,523.9)	(16,419.9)	(4,950.4)	1,863.1	11,239.0	12,913.4	—

	Repricing Gap at December 31, 2023
	1 - Month	1 – 3 Months	3 Months - 1 Year	1 Year - 3 Years	3 Years - 5 Years	Over 5 Years	Past-due loans / Equities	Banking
	(S/ in millions)
Assets
Cash due from banks	5,879.1	—	—	—	—	—	—	5,879.1
Inter-bank funds	524.9	—	—	—	—	—	—	524.9
Instruments measured at fair value through other comprehensive income	451.3	1,540.1	2,216.6	2,174.0	889.1	1,218.8	80.4	8,570.3
Investments at amortized cost	—	86.7	634.0	433.6	146.6	2,093.1	—	3,394.0
Loans, net of unearned income	4,146.2	5,453.2	10,261.0	12,355.4	6,771.1	6,581.6	1,785.5	47,354.1
Other assets	1.6	14.9	16.2	5.2	3.0	—	—	40.8
Total	11,003.2	7,094.8	13,127.8	14,968.2	7,809.8	9,893.5	1,865.9	65,763.2
Deposits and obligations	29,947.4	3,556.3	5,093.9	262.8	88.0	46.9	—	38,995.3
Inter-bank funds	119.7	—	—	—	—	—	—	119.7
Due to banks and correspondents	1,163.0	1,753.1	2,753.4	1,385.4	266.1	1,348.2	—	8,669.3
Bonds, notes and other obligations	200.6	1,134.8	9.5	2,908.3	—	—	—	4,253.2
Other liabilities	8.3	22.4	61.9	59.2	20.6	3.7	—	176.0
Total	31,439.0	6,466.6	7,918.8	4,615.7	374.7	1,398.8	—	52,213.5
Marginal gap	(20,435.9)	628.2	5,209.0	10,352.5	7,435.1	8,494.7	1,865.9	13,549.6
Accumulated gap	(20,435.9)	(19,807.6)	(14,598.6)	(4,246.1)	3,189.0	11,683.7	13,549.6	—

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

As of December 31, 2024, 2023 and 2022, Interbank’s VaR calculated for its trading book, classified by type of risk, was as follows:

	December 31, 2024	December 31, 2023	December 31, 2022	Change
	(S/ in millions)			Dec 24 / Dec 23	Dec 23 / Dec 22
By type of risk
Exchange rate	0.8	1.0	1.2	(0.2)	(0.2)
Interest rate	0.2	0.7	1.7	(0.5)	(1.0)
Price	—	—	—	—	—
Diversification effect	(0.2)	(0.5)	(0.9)	0.3	0.4
Total	0.9	1.2	2.0	(0.4)	(0.8)

Interbank’s VaR decreased from S/1.2 million as of December 31, 2023 to S/0.9 million as of December 31, 2024, mainly due to lower net exposure in foreign exchange derivatives and lower interest rate risk, derived from lower volatility in both soles and U.S. dollars SOFR curves.

Interbank’s VaR decreased from S/2.0 million as of December 31, 2022 to S/1.2 million as of December 31, 2023, mainly due to a reduction in interest rate risk and, to a lesser extent, foreign exchange risk. The interest rate risk was reduced due to the exit of Interbank's treasury position and a lower net position in forwards.

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

Operational Risk

Operational risk is defined as the possibility of losses due to inadequate processes, faulty personnel, information technology, or external events. To manage these risks, Interbank has established three defense lines:

•
1st line: comprises the business and support units, which perform operations directly and are responsible for the operational risks;
•
2nd line: comprises the units of risks, Fraud Prevention, Cybersecurity, the Portal for Money Laundering and Terrorism Financing Prevention (“PLAFT” by its Spanish acronym), among others, which provide for the methodological support for risk management; and
•
3rd line: comprises the Internal Audit unit, which conducts an independent review on the operational risk management.

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

The management of operational risk by Interbank uses the Basel standards as base and is part of our digital transformation process in a manner that we believe to be sustainable, streamlined, and straightforward.

Insurance Segment

Interseguro has the following risk management objectives:

•
protect shareholder value by monitoring that exposure to probable losses does not exceed approved limits;
•
protect policyholders so that their rights will not be affected by losses that exceed the value of Interseguro’s equity;
•
support the decision-making processes in Interseguro, by providing consistent, reliable and timely risk information; and
•
promote a successful company culture of risk awareness and informed risk-taking.

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

As of December 31, 2024, December 31, 2023 and December 31, 2022, Interseguro’s VaR calculated for its investment portfolio, classified by type of risk, was as follows:

	December 31, 2024	December 31, 2023	December 31, 2022	Change
	(S/ in millions)			Dec 24 / Dec 23	Dec 23 / Dec 22
By type of risk
Exchange rate	(1.4)	8.0	6.2	(9.4)	1.8
Interest rate	600.5	596.8	534.4	3.7	62.4
Price	34.6	38.7	28.9	(4.1)	9.8
Diversification effect	(33.0)	(37.9)	(29.1)	5.0	(8.8)
Total	600.6	605.5	540.3	(4.9)	65.2

Between December 31, 2023 and December 31, 2024, the value of Interseguro’s investment portfolio in financial instruments increased by more than S/891.5 million. Although the portfolio grew, the VaR decreased mainly due to the absence of high-risk instruments in the portfolio compared to 2023.

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

	Repricing Gap at December 31, 2024
	1 - Month	1-3 Months	3 Months - 1 Year	1 Year – 3 Years	3 Years – 5 Years	Over 5 Years	Past-due loans / Equities	Insurance
	(S/ in millions)
Interest earning assets
Cash and due from banks	144.6	—	—	—	—	—	—	144.6
Instruments measured at fair value through other comprehensive income.	30.4	22.9	231.1	710.0	1,054.8	10,775.5	443.1	13,268.0
Investments at amortized cost	—	—	—	—	24.8	—	—	24.8
Other assets	99.3	69.1	17.9	1.8	43.4	(6.7)	—	224.8
Total interest earning assets	274.4	92.1	249.0	711.8	1,123.1	10,768.8	443.1	13,662.3
Interest bearing liabilities
Due to banks and correspondents	301.1	—	—	—	—	—	—	301.1
Bonds, notes and other obligations	1.9	—	—	—	—	333.1	—	335.0
Insurance contract liabilities	47.9	99.7	465.0	1,241.5	1,245.2	9,203.6	82.7	12,385.5
Other liabilities	148.1	28.6	12.2	12.4	—	1,294.3	—	1,495.6
Total interest bearing liabilities	499.1	128.4	477.2	1,253.9	1,245.2	10,831.0	82.7	14,517.3
Marginal gap	(224.7)	(36.3)	(228.1)	(542.0)	(122.1)	(62.2)	360.4	(855.0)
Accumulated gap	(224.7)	(261.0)	(489.1)	(1,031.2)	(1,153.3)	(1,215.4)	(855.0)	—

	Repricing Gap at December 31, 2023
	1 - Month	1-3 Months	3 Months - 1 Year	1 Year – 3 Years	3 Years – 5 Years	Over 5 Years	Past-due loans / Equities	Insurance
	(S/ in millions)
Interest earning assets
Cash and due from banks	204.9	—	—	—	—	—	—	204.9
Instruments measured at fair value through other comprehensive income.	—	—	46.4	35.6	608.6	11,326.4	429.2	12,446.2
Investments at amortized cost	23.6	—	—	—	—	—	—	23.6
Other assets	33.4	55.0	31.3	4.9	35.4	5.6	—	165.7
Total interest earning assets	261.9	55.0	77.7	40.4	644.0	11,331.9	429.2	12,840.3
Interest bearing liabilities
Due to banks and correspondents	215.6	—	—	—	—	—	—	215.6
Bonds, notes and other obligations	—	3.5	—	—	—	241.1	—	244.6
Insurance contract liabilities	52.8	104.0	470.3	1,282.3	1,267.6	8,784.2	105.7	12,066.8
Other liabilities	99.0	60.5	88.7	183.2	223.0	516.4	—	1,170.9
Total interest bearing liabilities	367.3	168.1	558.9	1,465.5	1,490.7	9,541.7	105.7	13,697.9
Marginal gap	(105.4)	(113.0)	(481.2)	(1,425.1)	(846.6)	1,790.3	323.6	(857.5)
Accumulated gap	(105.4)	(218.4)	(699.6)	(2,124.7)	(2,971.4)	(1,181.1)	(857.5)	—

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

Inteligo uses different key risk indicators (“KRI”) to measure its exposure to risk factors. These KRI are monitored on an ongoing basis and reviewed monthly by senior management and quarterly by the Integral Risk Management Committee and the board of directors to identify possible deviations from the stipulated risk appetite and apply timely corrective actions if needed.

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

Credit Risk

In our wealth management segment, only Inteligo Bank is exposed to credit risk. The substantial majority of loans we make are fully collateralized by time deposits or investment securities. Nevertheless, we have implemented strict credit risk management policies, which have contributed to a minimum level of non-performing loans. As of December 31, 2024, only 0.01% of its loan portfolio was classified as non-performing loans.

The following table presents the approval levels required for loan applications by total exposure amount in U.S. dollars.

Approval levels		Amount
Board of Directors	Over U.S.$	20,000,000
Executive Committee	Up to U.S.$	20,000,000
Credit Committee	Up to U.S.$	15,000,000
Chief Executive Officer	Up to U.S.$	5,000,000
Chief Operating Officer	Up to U.S.$	1,500,000
Operations Manager	Up to U.S.$	500,000

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

Market Risk

Market risk is the probability of loss due to variations in financial market conditions. The main variations to which Inteligo is exposed to are: (i) interest rates and (ii) market pricing of financial instruments. Said variations can affect the value of Inteligo’s financial assets and liabilities. Exchange rate risk is minimal because of the small exposure to other currencies.

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

The primary source of Inteligo’s market risk is Inteligo Bank’s investment portfolio, as it represents over 95% of Inteligo’s VaR results. As of December 31, 2024, December 31, 2023 and December 31, 2022, Inteligo’s VaR, classified by type of risk was as follows:

	December 31, 2024	December 31, 2023	December 31, 2022	Change
By type of risk	(S/ in millions)			Dec 24 / Dec 23	Dec 23 / Dec 22
Exchange rate	1.1	3.5	2.7	(2.4)	0.8
Interest rate	9.9	12.7	21.4	(2.8)	(8.7)
Price	39.6	70.5	137.9	(30.8)	(67.4)
Diversification effect	(0.2)	(0.6)	(2.6)	0.4	2.0
Total	50.4	86.1	159.4	(35.7)	(73.4)

Inteligo’s VaR decreased S/35.7 million as of December 31, 2024, mainly due to better stock market conditions led by a resilient economy and easing inflation, which resulted in a significant reduction in the price risk VaR, when compared to December 31, 2023.

Inteligo’s VaR decreased S/73.4 million as of December 31, 2023, mainly due to the increase of fixed income assets compared with other assets with greater volatility in the portfolio as well as the sale of specific positions, when compared to December 31, 2022.

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

The following tables summarize Inteligo’s exposure to interest rate risks. Inteligo’s financial instruments are presented at book value, classified by the period of the contract’s interest rate repricing or maturity date, whichever occurs first:

	Repricing Gap at December 31, 2024
	Up to 1 month	From 1 to 3 months	From 3 Months - 1 Year	From 1 Year - 3 Years	From 3 Years - 5 Years	Over 5 Years	Past-due loan/ Equities	Wealth Management
	(S/ in millions)
Interest earning assets
Cash and due from banks	407.5	17.9	—	—	—	—	—	425.4
Instruments measured at fair value through other comprehensive income.	3.4	6.0	40.4	176.5	227.2	273.0	13.0	739.5
Loans, net of unearned interest	133.1	122.2	1,045.2	283.3	35.6	3.2	—	1,622.5
Other assets	—	—	—	12.3	—	—	—	12.3
Total interest earning assets	544.0	146.1	1,085.6	472.1	262.8	276.2	13.0	2,799.8
Interest bearing liabilities
Deposits and obligations and deposits from financial entities	251.3	437.3	1,275.1	119.3	—	—	—	2,082.9
Due to banks and correspondents	265.8	—	—	—	—	—	—	265.8
Other liabilities	0.3	0.4	6.4	—	—	—	69.7	76.8
	517.4	437.6	1,281.5	119.3	—	—	69.7	2,425.5
Marginal gap	26.6	(291.5)	(195.9)	352.9	262.8	276.2	(56.7)	374.3
Accumulated gap	26.6	(265.0)	(460.9)	(108.0)	154.8	431.0	374.3	—

	Repricing Gap at December 31, 2023
	Up to 1 month	From 1 to 3 months	From 3 Months - 1 Year	From 1 Year - 3 Years	From 3 Years - 5 Years	Over 5 Years	Past-due loan/ Equities	Wealth Management
	(S/ in millions)
Interest earning assets
Cash and due from banks	319.2	72.6	216.0	26.8	—	—	—	634.6
Instruments measured at fair value through other comprehensive income.	48.6	0.6	30.4	145.1	188.7	293.1	13.6	720.1
Loans, net of unearned interest	105.6	158.0	987.4	265.1	1.0	2.6	—	1,519.7
Other assets	—	9.0	—	—	—	—	—	9.0
Total interest earning assets	473.3	240.2	1,233.9	437.1	189.7	295.7	13.6	2,883.4
Interest bearing liabilities
Deposits and obligations and deposits from financial entities	238.8	338.4	1,508.0	161.5	—	—	—	2,246.7
Due to banks and correspondents	84.0	—	—	—	—	—	—	84.0
Other liabilities	0.4	0.3	6.8	0.4	—	—	48.5	56.4
	323.2	338.7	1,514.8	161.9	—	—	48.5	2,387.1
Marginal gap	150.1	(98.5)	(280.9)	275.2	189.7	295.7	(34.9)	496.3
Accumulated gap	150.1	51.6	(229.3)	45.8	235.5	531.2	496.3	—

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

Not Applicable.

D.
American Depositary Shares

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2024.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Management, under the supervision and with the participation of the chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as adopted by IASB and includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards as adopted by IASB, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the U.S. Securities Exchange Act of 1934) as of December 31, 2024. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management concluded that, as of December 31, 2024, the Company’s internal control over financial reporting is effective based on those criteria.

Attestation report of the registered public accounting firm

EY Peru, an independent registered public accounting firm, has issued an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting, which is included in this Annual Report on Form 20-F under “Item 18. Financial Statements—Report of independent registered public accounting firm.”

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit Committee Financial Expert

Our board of directors has determined that Felipe Federico Roy Morris Guerinoni, a member of our audit committee, meets the requirements of an “audit committee financial expert,” as defined by the SEC, and is an independent member of the audit committee under applicable SEC and NYSE rules.

For further information, see "Item 6. Directors, Senior Management and Employees—Board Practices—Audit Committee.”

ITEM 16B. Code of Ethics

In April 2024, we updated our code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act which applies to all directors, officers, employees, consultants, and contractors without exception. The Code of Ethics is available to the public on our web page at www.ifs.com.pe. This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this Annual Report on Form 20-F.

ITEM 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, EY Peru, during the fiscal years ended December 31, 2024 and December 31, 2023:

	Year ended December 31,
	2024(1)	2023(1)
	(S/ in millions)
Audit fees	11.3	11.2
Audit-related fees	0.1	0.3
Tax fees	0.6	0.7
Other fees	0.2	0.2
Total fees	12.2	12.4

(1)
Including taxes.

“Audit fees” in the above table are the aggregate fees billed by EY Peru in connection with the audit of our annual financial statements. This line item includes (i) the audit of our and our subsidiaries’ statutory accounts, (ii) the audit of the consolidated financial statements required by Item 18 of Form 20-F, and (iii) the limited reviews of financial statements of our subsidiaries and procedures related to the issuance of comfort letters.

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

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On March 31, 2025, IFS’ shareholders approved the creation of a new share repurchase program for an amount of up to U.S.$100 million of our outstanding common shares (the “2025 Repurchase Program”). The repurchase may take place simultaneously in both the Lima Stock Exchange and the New York Stock Exchange, and may be carried out in one or several dates at market prices through open market transactions subject to market conditions. The 2025 Repurchase Program will begin after the 2023 Repurchase Program exhausts its U.S.$100 million limit or after the 2023 Repurchase Program is terminated by the Board of Directors, and will remain in force until it is terminated by the Board of Directors as it does not have a fixed expiration date.

Our shareholders authorized management to appoint a broker for the repurchase of our outstanding common shares on our behalf in the open market. Such purchases may benefit from the safe harbors provided by Rule 10b-18 and/or Rule 10b5-1 under the Exchange Act. The actual timing, number, and value of shares repurchased under the 2025 Repurchase Program depend on several factors, including constraints specified in Rule 10b-18, price, general business, and market conditions, and alternative investment opportunities. The 2025 Repurchase Program does not obligate us to acquire any specific number of shares in any period and may be discontinued at any time.

In the first quarter of 2025, we have repurchased a total of 1,257,638 common shares on a weighted-average price of U.S.$30.32 per share, with a total amount of U.S.$38.1 million pursuant to the 2023 Repurchase Program.

In 2024, we repurchased a total of 1,193,553 common shares on a weighted-average price of U.S.$27.57 per share, with a total amount of U.S.$32.8 million pursuant to the 2023 Repurchase Program.

In 2023, we repurchased a total of 938,371 common shares on a weighted-average price of U.S.$23.63 per share, with a total amount of U.S.$22.0 million pursuant to the 2023 Repurchase Program.

The following table sets out certain information concerning purchases of our previously issued common shares by us or any affiliated purchaser during the fiscal year ended December 31, 2024.

Period	Total number of shares purchased	Average price paid per share (S/)(1)	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
January 2024	—	—	—	—
February 2024	—	—	—	—
March 2024	—	—	—	—
April 2024	—	—	—	—
May 2024	1,000	85.48	N/A	N/A
June 2024	1,000	83.14	N/A	N/A
July 2024	—	—	—	—
August 2024	—	—	—	—
September 2024	45,450	99.66	N/A	N/A
October 2024	694,769	100.60	N/A	N/A
November 2024	5,347	101.70	N/A	N/A
December 2024	445,987	109.14	N/A	N/A
Total(2)	1,193,553	—	—	—

(1)
For convenience purposes only, amounts in soles in this column have been converted from U.S. dollars using a rate of S/3.764 to U.S.$1.00, which was the exchange rate reported for December 31, 2024 by the SBS. These translations should not be construed as representations that the U.S. dollar amounts have been, could have been or could be converted into soles at that or at any other exchange rate.
(2)
As of December 31, 2024, IFS and certain subsidiaries held an aggregate of 2,159,248 shares issued by IFS.

ITEM 16F. Change in Registrant’s Certifying Accountant

Since 2022 and through the date of this Annual Report on Form 20-F, EY Peru, has not resigned, has not indicated that it will decline to stand for re-election after the completion of its current audit nor has it been dismissed.

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

ITEM 16H. Mine Safety Disclosure

Not applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16J. Insider Trading Policies

In June 2020, we approved our IFS insider trading policy that governs the trading of our securities by the members of our board, our senior management and employees who due to their job, profession or function, may have access to material non-public information concerning IFS or its subsidiaries. Moreover, it forbids these individuals from disclosing such sensitive information to others who might be influenced or encouraged to trade securities based on this undisclosed information. The IFS insider trading policy and related procedures are reasonably designed to promote compliance with applicable insider trading laws.

A copy of our IFS insider trading policy is included as Exhibit No. 11.1 to this Annual Report on Form 20-F.We intend to disclose future amendments to our insider trading policy on our website or in public filings. Information contained on, or that can be accessed through, our website is not part of, or incorporated by reference into, this Annual Report on Form 20-F, and inclusions of our website address herein are inactive textual references provided only for your informational reference. The information on our website is not incorporated by reference into this Annual Report on Form 20-F, and you should not consider information contained on our website to be a part of this Annual Report on Form 20-F.

ITEM 16K. Cybersecurity

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

•
Teams, tools, and procedures for the identification, assessment, control, and mitigation of cybersecurity risks;
•
A governance model that sets the cybersecurity management framework, and provides direction and information to top management for decision-making; and
•
An independent audit model that supervises the cybersecurity management model definition and execution.

The Cybersecurity Division is responsible for defining methodologies, procedures, and tools for managing cybersecurity risks and for defining policies approved by Interbank’s board of directors. Both Interbank’s board of directors and the executive level seek to ensure adequate resource allocation (people, technology, and processes) for this purpose. They also promote the development of a culture around strong cybersecurity habits throughout the organization.

The sophistication of techniques used for attacks, coupled with the hybrid work environment extending the security perimeter to multiple locations and devices, the growing adoption of the cloud, and emerging technologies such as AI, create a challenging and ever-changing environment for cybersecurity management.

Interbank’s cybersecurity strategy to address this environment focuses on:

•
Strengthening capabilities to enable a secure hybrid work environment for employees and third parties involved in our operations, regardless of their location when accessing organizational resources. Technologies such as Secure Web Gateway (SWG) for web browsing security, Cloud Access Security Broker (CASB) for SaaS access and Zero Trust Network Access (ZTNA) for remote secure access, have been implemented. Additionally, this strategy includes strengthening capabilities for preventing data leakage (DLP) as a complement to these actions.
•
Consolidating a Security Operations Center (SOC), managed by IBM X-Force, which includes capabilities for protection, detection, and response to cybersecurity threats through technologies such as Endpoint and Network Detection and Response (EDR/NDR), Security Information and Event Management (SIEM), and Security Orchestration, Automation, and Response (SOAR), as part of our Extended Detection and Response (XDR) journey.
•
Enhancing our digital channels security, especially authentication mechanisms and their software development lifecycle through testing, including various dynamic (SAST), static (DAST), and composition (CSA) testing approaches to ensure the security quality of the services provided to customers.

In 2024, Interbank took the following main actions to consolidate its cybersecurity strategy:

•
Strengthened the security for public internet services (mobile applications, web applications, and APIs) through the implementation of a Web Application and API Protection (WaaP) architecture, leveraging cloud native technology from one of the market's leading providers in this category. This initiative has strengthened protection capabilities against Distributed Denial of Service (DDoS) attacks and automated bot threats (Bot Management), while integrating advanced functionalities such as Web Application Firewall (WAF) and API Gateway.
•
Implemented behavioral biometrics and Customer Identity and Access Management (CIAM) solutions to reinforce the security of its digital channels. These technologies enhance authentication processes, detect anomalous user behavior, and ensure secure and seamless access, aligning with local regulatory requirements and improving the overall protection of customer interactions.
•
Reinforced its processes for identifying and assessing cybersecurity threats associated with services provided by third parties by conducting security evaluations or requesting external audit reports on the operational effectiveness of the controls implemented by its most critical providers. Furthermore, Interbank assessed their cyber risk posture through security scorecards that evaluated their internet exposure.
•
Implemented Breach and Attack Simulation (BAS) technology to proactively identify vulnerabilities and assess the effectiveness of security controls. This solution enables testing through simulated cyberattacks, providing actionable insights to enhance threat detection, improve defenses, and strengthening the organization's overall cybersecurity posture.

In 2024, Interbank executed awareness and cybersecurity training actions, including internal campaigns with audiovisual media, informative bulletins, expert-supported talks, security courses, and simulated social engineering attack campaigns. These actions aimed to raise awareness among employees about such threats, measure their ability to detect them, and encourage effective reporting. Additionally, Interbank conducted tabletop and cyber range exercises involving senior management and technical incident response teams as part of strengthening the organization's capabilities to respond to potential security breaches.

During 2024, Interbank did not have any cybersecurity incidents that materially affected it or were reasonably likely to materially affect it.

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

The Information Security and Cybersecurity Committee is responsible for aligning the cybersecurity strategy with the business strategy and Interbank's risk appetite and tolerance objectives. It monitors the development of the defined cybersecurity strategy, stays informed about cybersecurity incidents, and ensures that mitigation actions and lessons learned have been taken. This committee ensures that relevant cybersecurity risks and mitigation actions are reported to the board through defined channels. This committee is composed by:

•
Alfonso Alejandro Díaz Tordoya. Executive Vice President of Operations and Technology (see “Item 6. Directors, Senior Management and Employees—Directors and senior management—Interbank—Executive Officers”).
•
Gabriela Prado Bustamante.Executive Vice President of Risk Management (see “Item 6. Directors, Senior Management and Employees—Directors and senior management—Interbank—Executive Officers”).
•
Julio Del Valle Montero.Executive Vice President of Human Resources (see “Item 6. Directors, Senior Management and Employees—Directors and senior management—Interbank—Executive Officers”).
•
Zelma Acosta-Rubio Rodríguez. Executive Vice President of Corporate and Legal Affairs (see “Item 6. Directors, Senior Management and Employees—Directors and senior management—General—Executive Officers”).
•
Alexander Woodman Navarrete. Executive Vice President of Retail Banking and Channels (see “Item 6. Directors, Senior Management and Employees—Directors and senior management—Interbank—Executive Officers”).
•
Víctor Cárcamo Palacios.Executive Vice President for Commercial Banking (see “Item 6. Directors, Senior Management and Employees—Directors and senior management—Interbank—Executive Officers”).
•
Andrés Felipe Castrillón Henao has served as Interbank’s Cybersecurity and Information Security Manager since July 2019 and as its secretary of the Information Security and Cybersecurity Committee. Before joining Interbank, Mr. Castrillón worked for Grupo Bancolombia, where he held the position of Corporate Cybersecurity and Information Security Manager, among other roles in the practice of cybersecurity. In this capacity, he collaborated with the banks of Grupo Bancolombia in Colombia, Panama, El Salvador, and Guatemala. Mr Castrillón is also member of the Strategic Security Risk Committee of Association of Banks of Peru (ASBANC, by its Spanish acronym). Mr. Castrillón received a bachelor's degree in systems engineering from Universidad de Antioquia and he has participated in strategic management and business management programs at Universidad de la Sabana. Additionally, he holds certifications as a Certified Information Security Manager (CISM) and a Certified in Risk and Information Systems Control (CRISC) from the Information Systems Audit and Control Association (ISACA).

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

In 2024, Interseguro developed the following main cybersecurity initiatives to further consolidate its posture to face cybersecurity risks:

•
Following a Zero Trust approach, multi-factor authentication (MFA) has been implemented for all network users to reduce the risk of unauthorized access, and enhance overall identity protection.
•
Security patching procedures have been strengthened in both coverage and frequency, improving vulnerability remediation rates across all workstations.
•
Secure data disposal procedures have been implemented for decommissioned devices to ensure the permanent removal of sensitive information, mitigate the risk of unauthorized access, and ensure compliance with data protection regulations.

•
Hard Disk encryption has been implemented on workstations to enhance information security, ensuring the protection of sensitive data against unauthorized access and mitigating the risk of breaches or data loss.

In 2024, Interseguro carried out awareness initiatives, including internal communications through informative bulletins and simulated social engineering attack campaigns. These efforts aimed to enhance employee awareness of such threats, assess their ability to recognize them, and promote effective reporting. Additionally, Interseguro conducted a tabletop exercise with senior management and technical incident response teams to strengthen the organization's capabilities in responding to potential security breaches.

During 2024, Interseguro did not have any cybersecurity incidents that materially affected it or were reasonably likely to materially affect it.

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
•
Carlos Campos Cabrera has served as Interseguro’s Head of Information Security and Cybersecurity since March 2023. Mr. Campos received a bachelor’s degree systems engineering from Universidad San Ignacio de Loyola and holds a master´s in business administration from Universidad Peruana de Ciencias Aplicadas. Additionally, he holds certifications as a ISO 27032 Lead Cybersecurity Manager and ISO 27001 ISMS Lead Implementer from the Professional Evaluation and Certification Board (PECB).

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

In 2024, Inteligo implemented the following main cybersecurity initiatives to further strengthen its stance in addressing cybersecurity risks:

•
Network Detection and Response (NDR) capabilities have been implemented, strengthening the organization's ability to identify and respond to threats.
•
The detection and response layer of the Security Operations Center (SOC) has been enhanced through improvements in existing EDR, SOAR, and XDR detection and response technologies.
•
Following a Zero Trust approach, Zero Trust Network Access (ZTNA) capabilities have been implemented for third-party connectivity to the corporate network.
•
Privileged Access Management (PAM) coverage has been strengthened.
•
New services have been implemented for brand abuse monitoring and the takedown of fraudulent sites, mitigating the potential impact of phishing vectors targeting customers.
•
A Cyber Risk insurance has been contracted as a risk treatment mechanism to address the potential materialization of a critical incident.

In 2024, Inteligo executed awareness actions including simulated social engineering attack campaigns, and newsletters and informative bulletins.

During 2024, Inteligo did not have any cybersecurity incidents that materially affected it or were reasonably likely to materially affect it.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Our audited consolidated financial statements are included in this Annual Report on Form 20-F beginning at page F-1. Our financial statements have been prepared in accordance with IFRS as issued by the IASB.

ITEM 19. EXHIBITS

Exhibit No.	Description of Document

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

8.1**	List of Subsidiaries.

11.1**	Insider Trading Policy

12.1**	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1*	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to our Annual Report on Form 20-F, filed with the SEC on April 26, 2024)

101.INS**	Inline XBRL Instance Document

101.SCH**	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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

Date: April 25, 2025

INTERCORP FINANCIAL SERVICES INC.

By	/s/ Luis Felipe Castellanos López Torres
Name:	Luis Felipe Castellanos López Torres
Title:	Chief Executive Officer

Intercorp Financial Services Inc. and Subsidiaries

Consolidated financial statements as of December 31, 2024 and 2023, together with the Report of Independent Registered Public Accounting Firm

Intercorp Financial Services Inc. and Subsidiaries

Consolidated financial statements as of December 31, 2024 and 2023, together with the Report of Independent Registered Public Accounting Firm

Content

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Intercorp Financial Services Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Intercorp Financial Services Inc. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 25, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

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

Report of Independent Registered Public Accounting Firm (continued)

Expected credit loss on loan portfolio

Description of the matter

At December 31, 2024, the impairment allowance for loans was S/1,730,167 thousand. As disclosed in Notes 3.4(i)(ii), 6 and 29.1(d) to the consolidated financial statements, the impairment allowance for loans is calculated using an expected credit loss (ECL) model. The determination of the ECL is based on the credit losses expected to arise over the life of the asset as a result of a significant increase in credit risk - since origination or when there is objective evidence of impairment. ECL allowances are measured at amounts equal to either 12-month or lifetime ECLs. The ECL calculation is based on key elements being the probability of default, the exposure to the default and the loss given default, which are determined based on macroeconomic variables as forward-looking information inputs. When estimating ECLs, the Company considers three scenarios (optimistic, base and pessimistic), which are associated with different probability of default. Also, as disclosed in Note 29.1(d.8) to the consolidated financial statements, the Company has estimated the impact of governmental decisions regarding the withdrawal of Compensation for Service Time (CTS) deposits and of funds managed by the Administrators of Private Pension Funds (AFP), which resulted in a one-time improvement of consumers’ credit scores, by including a post-model adjustment to the ECL model.

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

How we addressed the matter in our audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over the calculation of the ECL and the significant assumptions described above, including those related to the post-model adjustment for the impact of CTS deposit and AFP fund withdrawals. The controls we tested included, amongst others, controls over the identification of indicators of impairment, the determination of significant changes in credit risk, and management’s review and approval of models used to calculate the ECL, including the data inputs and outputs of those models; testing controls over the risk-rating process, and the governance and oversight controls over the review of the overall ECL.

To test the ECL, our audit procedures included, amongst others, involving our professionals with specialized skills in credit risk to assess whether the methodology and assumptions used to estimate ECLs were consistent with the requirements of IFRS Accounting Standards. We assessed significant changes in credit risk triggers, management’s forecasting methodology and compared management’s forward-looking information to publicly available information from third party sources. Also, we assessed management’s post-model adjustment estimate for the impact of CTS deposit and AFP fund withdrawals, performed independent recalculations for the expected credit loss and for a sample of portfolio their respective risk parameters, and we tested the completeness and accuracy of data used in the measurement of the ECL. We also assessed the adequacy of the related financial statement disclosures.

Report of Independent Registered Public Accounting Firm (continued)

Determination of the discount rate used to measure the liability for remaining coverage of the Company’s pension insurance contracts under the general model

Description of the matter

As discussed in Notes 3.4(d) and 14 to the consolidated financial statements, at December 31, 2024, the Company’s insurance and reinsurance contract liabilities were S/12,524,320 thousand, principally comprised of pension insurance contracts that are measured under the general model or building-block approach (BBA). The estimate of this liability is impacted by actuarial assumptions used in the general model, principally by the determination of the discount rate.

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

How we addressed the matter in our audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls, related to the valuation of the liability for remaining coverage of the Company’s pension insurance contracts under the general model. This included testing the governance and oversight controls over the review of the actuarial models, the actuarial assumptions including the discount rate and the data inputs used.

To test the balance of this liability, our audit procedures included, among others, comparing the methodology, actuarial models and actuarial assumptions, including the discount rate, used by the Company considering actuarial practices under IFRS 17, and testing the completeness and accuracy of the underlying data used in the valuation. We involved our actuarial specialists to assist us in assessing Management’s assumptions, methodologies and models. Our actuarial specialists also performed an independent calculation of the liability for remaining coverage of the Company’s pension insurance contracts under the general model. In addition, our actuarial specialists performed independent sensitivity analyses over the significant actuarial assumptions. We also assessed the adequacy of the related financial statement disclosures.

/s/ Tanaka, Valdivia, & Asociados S. Civil de R.L.

A member of Ernst & Young Global Limited

We have served as the Company‘s auditor since 2006.

Lima, Peru

April 25, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Intercorp Financial Services Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Intercorp Financial Services Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Intercorp Financial Services Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, and the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated April 25, 2025, expressed an unqualified opinion thereon.

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

Report of Independent Registered Public Accounting Firm (continued)

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

/s/ Tanaka, Valdivia, & Asociados S. Civil de R.L.

A member of Ernst & Young Global Limited

Lima, Peru

April 25, 2025

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of financial position

As of December 31, 2024 and 2023

	Note	2024	2023		Note	2024	2023
		S/(000)	S/(000)			S/(000)	S/(000)

Assets				Liabilities and equity
Cash and due from banks	4(a)			Deposits and obligations	11
Non-interest bearing		4,021,880	3,059,226	Non-interest bearing		7,614,593	7,960,318
Interest bearing		7,973,580	6,038,794	Interest bearing		46,153,435	41,227,916
Restricted funds		619,766	720,691			53,768,028	49,188,234
		12,615,226	9,818,711
				Inter-bank funds	4(e)	-	119,712
Inter-bank funds	4(e)	220,060	524,915	Due to banks and correspondents	12	7,562,057	9,025,930
Financial investments	5	26,857,925	26,721,991	Bonds, notes and other obligations	13	6,075,433	5,551,629
Loans, net	6			Due to customers on acceptances		9,163	40,565
Loans, net of unearned interest		50,959,615	48,869,807	Insurance and reinsurance contract liabilities	14	12,524,320	12,207,536
Impairment allowance for loans		(1,730,167)	(2,349,425)	Other accounts payable, provisions and other liabilities	10	4,445,532	3,407,360
		49,229,448	46,520,382	Deferred income tax liability, net	15	140,653	75,712
				Total liabilities		84,525,186	79,616,678

				Equity	16
				Equity attributable to IFS’s shareholders:
				Capital stock		1,038,017	1,038,017
Investment property	7	1,381,788	1,298,892	Treasury stock		(206,997)	(84,309)
Property, furniture and equipment, net	8	814,432	804,832	Capital surplus		532,771	532,771
Due from customers on acceptances		9,163	40,565	Reserves		8,300,000	6,000,000
Intangibles and goodwill, net	9	1,667,753	1,687,120	Unrealized results, net		(187,830)	(457,793)
Other accounts receivable and other assets, net	10	2,670,178	2,125,148	Retained earnings		1,439,274	2,921,531
Reinsurance contract assets	14	18,602	26,287			10,915,235	9,950,217
Deferred income tax asset, net	15	19,206	55,936	Non-controlling interest		63,360	57,884

				Total equity		10,978,595	10,008,101

Total assets		95,503,781	89,624,779	Total liabilities and equity		95,503,781	89,624,779

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of income

For the years ended December 31, 2024, 2023 and 2022

	Note	2024	2023	2022
		S/(000)	S/(000)	S/(000)

Interest and similar income	19	7,029,391	7,120,411	5,871,302
Interest and similar expenses	19	(2,480,270)	(2,592,366)	(1,661,689)
Net interest and similar income		4,549,121	4,528,045	4,209,613
Impairment loss on loans, net of recoveries	6(d.1) and (d.2)	(1,720,179)	(1,981,818)	(830,551)
Loss due to impairment of financial investments	5(c) and 5(d)	(47,521)	(7,500)	(12,752)
Net interest and similar income after impairment loss		2,781,421	2,538,727	3,366,310
Fee income from financial services, net	20	1,142,943	1,178,462	1,137,386
Net gain on foreign exchange transactions		433,691	306,431	380,154
Net gain (loss) on sale of financial investments		26,544	6,431	(14,285)
Net gain (loss) on financial assets at fair value through profit or loss	5(e) and 10(b)	81,990	15,181	(308,256)
Net gain on investment property	7(b)	128,164	73,072	84,631
Other income	21	121,222	156,700	400,181
		1,934,554	1,736,277	1,679,811

Result from insurance activities	22	(169,789)	(178,392)	(252,854)

Other expenses
Salaries and employee benefits	23	(955,246)	(897,275)	(870,480)
Administrative expenses	24	(1,336,954)	(1,288,862)	(1,179,788)
Depreciation and amortization	8(a) and 9(a)	(413,057)	(379,038)	(336,226)
Other expenses	21	(194,959)	(184,992)	(240,644)
		(2,900,216)	(2,750,167)	(2,627,138)
Income before translation result and Income Tax		1,645,970	1,346,445	2,166,129
Exchange difference		(24,144)	8,427	(25,478)
Income tax	15(c)	(314,365)	(275,596)	(462,537)
Net profit for the year		1,307,461	1,079,276	1,678,114
Attributable to:
IFS’s shareholders		1,300,078	1,072,728	1,668,026
Non-controlling interest		7,383	6,548	10,088
		1,307,461	1,079,276	1,678,114
Earnings per share attributable to IFS’s shareholders, basic and diluted (stated in Soles)	25	11.376	9.327	14.452
Weighted average number of outstanding shares (in thousands)	25	114,287	115,012	115,418

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of other comprehensive income

For the years ended December 31, 2024, 2023 and 2022

	Note	2024	2023	2022
		S/(000)	S/(000)	S/(000)

Net profit for the year		1,307,461	1,079,276	1,678,114
Other comprehensive income that will not be reclassified to the consolidated statement of income in subsequent periods:
Gains (losses) on valuation of equity instruments at fair value through other comprehensive income	16(e)	3,048	16,220	(21,924)
Income tax	16(e)	(1,595)	(157)	218
Total gain (loss) unrealized that will not be reclassified to the consolidated statement of income		1,453	16,063	(21,706)
Other comprehensive income to be reclassified to the consolidated statement of income in subsequent periods:
Net movement of debt instruments at fair value through other comprehensive income	16(e)	286,738	1,134,509	(1,833,856)
Income tax	16(e)	(3,595)	(3,645)	8,250
		283,143	1,130,864	(1,825,606)
Insurance reserves at fair value	16(e)	(61,389)	(970,191)	1,714,334

Net movement of cash flow hedges	16(e)	(18,605)	(29,112)	(62,954)
Income tax	16(e)	1,402	6,336	8,670
		(17,203)	(22,776)	(54,284)

Translation of foreign operations	16(e)	11,747	(21,970)	(50,165)

Total gain (loss) unrealized to be reclassified to the consolidated statement of income in subsequent periods		216,298	115,927	(215,721)
Other comprehensive income for the year		217,751	131,990	(237,427)
Total comprehensive income for the year, net of income tax		1,525,212	1,211,266	1,440,687
Attributable to:
IFS’s shareholders		1,516,304	1,202,789	1,432,395
Non-controlling interest		8,908	8,477	8,292
		1,525,212	1,211,266	1,440,687

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of changes in equity

For the years ended December 31, 2024, 2023 and 2022

						Attributable to IFS’s shareholders
								Unrealized results, net
	Number of shares						Items that will not be reclassified to the consolidated statement of income	Items that will be reclassified to the consolidated statement of income
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value	Debt instruments at fair value	Insurance contracts reserves	Cash flow hedges reserve	Translation of foreign operations	Retained earnings	Total	Non- controlling interest	Total equity, net
	(in thousands)	(in thousands)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2022	115,447	(29)	1,038,017	(3,363)	532,771	5,200,000	(8,787)	(599,626)	(27)	44,878	261,085	2,219,902	8,684,850	49,978	8,734,828
Net profit for the year	—	—	—	—	—	—	—	—	—	—	—	1,668,026	1,668,026	10,088	1,678,114
Other comprehensive income	—	—	—	—	—	—	(21,663)	(1,821,183)	1,711,520	(54,140)	(50,165)	—	(235,631)	(1,796)	(237,427)
Total comprehensive income	—	—	—	—	—	—	(21,663)	(1,821,183)	1,711,520	(54,140)	(50,165)	1,668,026	1,432,395	8,292	1,440,687
Declared and paid dividends, Note 16(a)	—	—	—	—	—	—	—	—	—	—	—	(751,532)	(751,532)	—	(751,532)
Transfer of retained earnings to reserves, Note 16(g)	—	—	—	—	—	800,000	—	—	—	—	—	(800,000)	—	—	—
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,511)	(4,511)
Sale of equity instruments at fair value through other comprehensive income, Note 5(g)	—	—	—	—	—	—	(16,313)	—	—	—	—	16,313	—	—	—
Others	—	—	—	—	—	—	-	—	—	—	—	6,755	6,755	—	6,755
Balance as of December 31, 2022	115,447	(29)	1,038,017	(3,363)	532,771	6,000,000	(46,763)	(2,420,809)	1,711,493	(9,262)	210,920	2,359,464	9,372,468	53,759	9,426,227
Net profit for the year	—	—	—	—	—	—	—	—	—	—	—	1,072,728	1,072,728	6,548	1,079,276
Other comprehensive income	—	—	—	—	—	—	16,055	1,127,246	(968,599)	(22,671)	(21,970)	—	130,061	1,929	131,990
Total comprehensive income	—	—	—	—	—	—	16,055	1,127,246	(968,599)	(22,671)	(21,970)	1,072,728	1,202,789	8,477	1,211,266
Declared and paid dividends, Note 16(a)	—	—	—	—	—	—	—	—	—	—	—	(511,788)	(511,788)	—	(511,788)
Purchase of treasury stock, Note 16(b)	—	(938)	—	(80,946)	—	—	—	—	—	—	—	—	(80,946)	—	(80,946)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,242)	(4,242)
Sale of equity instruments at fair value through other comprehensive income, Note 5(g)	—	—	—	—	—	—	(33,433)	—	—	—	—	33,433	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	(32,306)	(32,306)	(110)	(32,416)
Balances as of December 31, 2023	115,447	(967)	1,038,017	(84,309)	532,771	6,000,000	(64,141)	(1,293,563)	742,894	(31,933)	188,950	2,921,531	9,950,217	57,884	10,008,101
Net profit for the year	—	—	—	—	—	—	—	—	—	—	—	1,300,078	1,300,078	7,383	1,307,461
Other comprehensive income	—	—	—	—	—	—	1,263	281,695	(61,299)	(17,180)	11,747	—	216,226	1,525	217,751
Total comprehensive income	—	—	—	—	—	—	1,263	281,695	(61,299)	(17,180)	11,747	1,300,078	1,516,304	8,908	1,525,212
Declared and paid dividends, Note 16(a)	—	—	—	—	—	—	—	—	—	—	—	(427,369)	(427,369)	—	(427,369)
Transfer of retained earnings to reserves, Note 16(g)	—	—	—	—	—	2,300,000	—	—	—	—	—	(2,300,000)	—	—	—
Purchase of treasury stock, Note 16(b)	—	(1,192)	—	(122,688)	—	—	—	—	—	—	—	—	(122,688)	—	(122,688)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,056)	(3,056)
Sale of equity instruments at fair value through other comprehensive income, Note 5(g)	—	—	—	—	—	—	53,737	—	—	—	—	(53,737)	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	(1,229)	(1,229)	(376)	(1,605)
Balance as of December 31, 2024	115,447	(2,159)	1,038,017	(206,997)	532,771	8,300,000	(9,141)	(1,011,868)	681,595	(49,113)	200,697	1,439,274	10,915,235	63,360	10,978,595

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of cash flows

For the years ended December 31, 2024, 2023 and 2022

	2024	2023	2022
	S/(000)	S/(000)	S/(000)

Cash flows from operating activities
Net profit for the year	1,307,461	1,079,276	1,678,114
Adjustments to reconcile net profit to net cash flows
Impairment loss on loans, net of recoveries	1,720,179	1,981,818	830,551
Loss due to impairment of financial investments	47,521	7,500	12,752
Depreciation and amortization	413,057	379,038	336,226
Provision for sundry risks	29,290	4,138	12,661
Deferred income tax	100,053	102,244	(442)
Net (gain) loss on sale of financial investments	(26,544)	(6,431)	14,285
Net (gain) loss on financial assets at fair value through profit or loss	(81,990)	(15,181)	308,256
Net gain on valuation of investment property	(60,260)	(7,111)	(19,146)
Net loss on sale of investment properties	3,176	—	—
Gain on sale of fixed assets	(12,879)	(15,300)	(11,780)
Fair value adjustment on the participation held by Interbank in Izipay, Note 1(b)	—	—	(222,513)
Exchange difference	24,144	(8,427)	25,478
Decrease (increase) in accrued interest receivable	58,688	(167,468)	(168,454)
(Decrease) increase in accrued interest payable	(120,753)	194,285	121,324
Net changes in assets and liabilities
Net increase in loan portfolio	(4,523,015)	(2,883,998)	(3,204,130)
Net (increase) decrease in other accounts receivable and other assets	(245,377)	(295,748)	331,287
Net decrease (increase) in restricted funds	100,925	(246,775)	225,659
Increase (decrease) in deposits and obligations	4,687,587	503,544	(467,213)
(Decrease) increase in due to banks and correspondents	(1,445,205)	1,837,830	(1,460,227)
Increase in other accounts payable, provisions and other liabilities	1,422,823	558,971	498,321
(Increase) decrease of investments at fair value through profit or loss	(125,386)	323,112	481,087
Income tax paid	(363,463)	(450,125)	(334,173)
Net cash provided by (used in) operating activities	2,910,032	2,875,192	(1,012,077)

Consolidated statement of cash flows (continued)

	2024	2023	2022
	S/(000)	S/(000)	S/(000)

Cash flows from investing activities
Sale (purchase) of investments at fair value through other comprehensive income and at amortized cost	320,182	(3,120,456)	(857,589)
Purchase of property, furniture and equipment	(104,719)	(147,645)	(135,036)
Purchase of intangible assets	(245,334)	(280,388)	(227,270)
Purchase of investment property	(61,812)	(16,903)	(34,760)
Sale of investment property	39,176	—	—
Sale of property, furniture and equipment	45,462	32,667	54,313
Purchase of subsidiaries, net of cash received	—	—	(193,215)
Net cash used in investing activities	(7,045)	(3,532,725)	(1,393,557)
Cash flows from financing activities
Dividends paid	(427,369)	(511,788)	(751,532)
Issuance of securities, bonds and obligations in circulation	1,706,371	-	-
Payments of bonds, notes and other obligations	(1,266,504)	(2,189,040)	(137,900)
Net decrease (increase) in receivable inter-bank funds	304,855	(228,796)	(266,117)
Net (decrease) increase in payable inter-bank funds	(121,438)	91,245	30,482
Purchase of treasury stock, net	(122,688)	(80,946)	—
Dividend payments to non-controlling interest	(2,911)	(4,776)	(4,174)
Lease payments	(82,644)	(89,334)	(146,982)
Net cash used in financing activities	(12,328)	(3,013,435)	(1,276,223)
Net increase (decrease) in cash and cash equivalents	2,890,659	(3,670,968)	(3,681,857)
Translation gain (loss) on cash and cash equivalents	12,496	37,403	(26,678)
Cash and cash equivalents at the beginning of the year	9,074,211	12,707,776	16,416,311
Cash and cash equivalents at the end of the year, Note 3.4(ad)	11,977,366	9,074,211	12,707,776
Supplementary cash flow information:
Cash paid by -
Interest	2,426,411	2,253,881	1,395,673
Dividends	430,280	516,564	755,706
Income tax	363,463	450,125	334,173
Cash received from -
Interest	7,025,584	6,905,711	5,620,231
Dividends received	50,862	52,215	88,236
Non-cash transactions -
Recognition of right-of-use assets	105,860	35,901	33,178
Effect on the participation in Izipay prior to its acquisition, Note 1(b)	—	—	(222,513)

Intercorp Financial Services Inc. and Subsidiaries

Notes to the consolidated financial statements

As of December 31, 2024 and 2023

1.
Business activity
(a)
Business activity -

Intercorp Financial Services Inc. and Subsidiaries (henceforth "IFS", “the Company” or “the Group”), is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006, and is a subsidiary of Intercorp Peru Ltd. (henceforth “Intercorp Peru”), holding of Intercorp Group incorporated in 1997 in the Commonwealth of the Bahamas. As of December 31, 2024, Intercorp Peru holds directly and indirectly 72.47 percent of the issued capital stock of IFS, equivalent to 71.95 percent of the outstanding capital stock of IFS (71.44 percent of the issued capital stock, equivalent to 71.20 percent of the outstanding capital stock as of December 31, 2023).

IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.

As of December 31, 2024 and 2023, IFS holds 99.31 percent and 99.30 percent of the capital stock of Banco Internacional del Peru S.A.A. – Interbank (henceforth “Interbank”), respectively, 99.85 percent and 99.84 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”), respectively, 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”) and 100 percent of Procesos de Medios de Pago and its subsidiary Izipay S.A.C (henceforth and together "Izipay"), acquired in April 2022, see (d).

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

The consolidated financial statements of IFS and Subsidiaries as of December 31, 2023, and for the year then ended, were approved by the Board of Directors on April 26, 2024. The consolidated financial statements as of December 31, 2024, and for the year then ended, have been approved and authorized for issuance by Management and the Board of Directors on April 25, 2025.

(b)
Acquisition of Procesos de Medios de Pago S.A. and Subsidiary Izipay S.A.C. (“Izipay”)

Until March 2022, the Group (through its subsidiary Interbank) held 50 percent of Izipay. In April 2022, IFS acquired the remaining 50 percent of Izipay's capital stock, thus completing the 100 percent of its capital stock. The amount paid by IFS amounted to US$83,775,000 (equivalent to approximately S/312,647,000). The economic activity of the acquired companies is explained in greater detail in Note 2(g).

The acquisition made by IFS was recorded using the “Step acquisition” accounting method, pursuant to IFRS 3 “Business Combinations”. According to this method, the acquirer company must readjust to fair value the previously held equity interest in the acquiree entities. Additionally, assets and liabilities must be recorded at their fair values estimated at the acquisition date, including the identified intangible assets and the resulting goodwill that were not recorded in the statements of financial position of each acquired entity. As of December 31, 2024, goodwill amounts to S/238,429,000.

As a result of the acquisition and pursuant to the accounting regulation in force, the previous participation was adjusted to its fair value with an effect of S/222,513,000, recorded in September 2022 and presented in the caption "Other income” of the consolidated statement of income, see Note 21. The expenses associated with the acquisition of approximately S/381,000 were presented in the caption “Administrative expenses” of the consolidated statement of income.

2.
Subsidiaries

IFS’s subsidiaries are the following:

(a)
Banco Internacional del Peru S.A.A. - Interbank and Subsidiaries -

Interbank is incorporated in Peru and is authorized by the Superintendencia de Banca, Seguros y AFP (henceforth “SBS”) to operate as a universal bank in accordance with Peruvian law. Interbank's operations are governed by the General Act of the Banking and Insurance System and Organic Act of the SBS – Act No. 26702 and its amendments (henceforth “the Banking and Insurance Act”), that establishes the requirements, rights, obligations, restrictions and other operating conditions that financial and insurance entities must comply with in Peru.

As of December 31, 2024, Interbank has 149 offices (153 offices as of December 31, 2023). Additionally, it holds approximately 100 percent of the shares of the following Subsidiaries:

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

Interseguro holds participations in Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Peru (henceforth “Patrimonio Fideicometido – Interproperties Peru”), that is a structured entity, incorporated in April 2008, and in which several investors (related parties to the Group) contributed investment properties. Each investor or investors have ownership of and specific control over the contributed investment property. The fair values of the properties contributed by Interseguro that were included in this structured entity as of December 31, 2024 and 2023, amounted to S/89,124,000 and S/85,272,000, respectively; see Note 7. For accounting purposes and under IFRS 10 “Consolidated Financial Statements” the assets included in said structure are considered “silos”, because they are ring-fenced parts of the wider structured entity (the Patrimonio Fideicometido - Interproperties Peru). IFS has ownership and decision-making power over these properties and the Group has the exposure or rights to their returns; therefore, IFS consolidates the silos containing the investment properties that it controls.

(c)
Inteligo Group Corp. and Subsidiaries -

Inteligo is incorporated in the Republic of Panama. As of December 31, 2024 and 2023, it holds 100 percent of the shares of the following Subsidiaries:

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
Inteligo Peru Holding S.A.C.

Financial holding company incorporated in Peru in December 2018. As of December 31, 2024 and 2023, it holds 99.99 percent interest in Interfondos S.A. Sociedad Administradora de Fondos, company that manages mutual funds and investment funds.

Inteligo USA, Inc.	Incorporated in the United States of America in January 2019, provides investment consultancy and related services.

(d)
Negocios e Inmuebles S.A. -

Negocios e Inmuebles is incorporated in Peru, was acquired by IFS as part of the purchase of Seguros Sura and Hipotecaria Sura in year 2017; Note 9(b). As of December 31, 2024 and 2023, Negocios e Inmuebles S.A., holds 8.50 percent of Interse guro’s capital stock .

(e)
San Borja Global Opportunities S.A.C. -

San Borja Global Opportunities is incorporated in Peru. Its corporate purpose is the marketing of products and services through Internet, telephony or related and it operates under the commercial name of Shopstar (online Marketplace) dedicated to the sale of products from different stores locally.

(f)
IFS Management S.A.C. (before IFS Digital S.A.C.) –

IFS Management is incorporated in Peru. Its corporate purpose is to perform any type of investments and related services.

(g)
Procesos de Medios de Pago S.A. and subsidiary Izipay S.A.C. (Izipay) -

Both companies were acquired in April 2022, as detailed in Note 1(b). Procesos de Medios de Pago is dedicated to the development, management and operation of the shared service of transaction processing of credit and debit cards, through the acquirer role for the brands MasterCard, Visa and other private brands; also, it renders the processing service, through the issuer role, to entities of the financial system. Izipay is dedicated to the facilitation of payments and services, offering its services of technological, operating and safety infrastructure through the affiliation of commercial stores, as well as installation and maintenance of infrastructure for transactions through the electronic commerce modality, interconnected with the networks of payment methods processors.

As indicated in Note 1(b), in April 2022, IFS acquired control of Izipay, becoming it its subsidiary. Since then, Izipay consolidates its financial information together with IFS.

The table below presents a summary of the consolidated financial statements of the main subsidiaries, before adjustments and eliminations for consolidation, as of December 31, 2024 and 2023, in accordance with the IFRS. Additionally, for information on business segments, see Note 27:

	Interbank and Subsidiaries		Interseguro		Inteligo and Subsidiaries
	2024	2023	2024	2023	2024	2023
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of financial position -
Cash and due from banks	11,666,498	8,598,513	203,945	266,311	533,575	844,965
Financial Investments	11,187,487	11,964,232	13,669,514	12,776,783	1,986,408	1,855,074
Loans, net	47,607,947	45,004,811	—	—	1,622,503	1,519,659
Investment property	—	—	1,381,788	1,298,892	—	—
Total assets	73,626,419	68,437,614	15,706,165	14,741,746	4,316,010	4,374,266
Deposits and obligations	51,144,356	46,053,607	—	—	2,929,343	3,311,719
Due to banks and correspondents	6,963,726	8,669,331	301,139	215,560	265,772	84,004
Bonds, notes and other obligations	4,669,116	4,253,188	335,007	244,599	—	—
Insurance contract liabilities	—	—	12,385,525	12,068,741	—	—
Total liabilities	64,753,475	60,380,895	14,526,553	13,709,303	3,271,899	3,453,408
Equity attributable to IFS’s shareholders	8,872,944	8,056,719	1,179,612	1,032,443	1,044,111	920,858
Consolidated statement of income -
Net interest and similar income	3,752,432	3,712,220	771,400	778,649	69,694	85,556
(Loss) recovery due to impairment on loans, net of recoveries	(1,719,913)	(1,981,988)	—	—	(266)	170
(Loss) recovery due to impairment of financial investments	(982)	15	(45,910)	(7,858)	(585)	347
Net gain of investment property	—	—	60,260	7,111	—	—
Fee income from financial services, net	791,815	813,279	(10,628)	(13,431)	170,955	146,223
Result from insurance activities	—	—	(169,750)	(178,379)	—	—
Net profit for the year attributable to IFS’s shareholders	1,007,353	856,149	269,568	359,550	137,336	36,180

3.
Significant accounting policies
3.1.
Basis of presentation -

The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by International Accounting Standards Board (henceforth "IASB") and are presented in Soles, which is the functional currency of the Group. All values are rounded to the nearest thousand (S/(000)), except when otherwise indicated.

The preparation of the consolidated financial statements in conformity with the IFRS Accounting Standards, requires Management to make estimations and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of significant events in the notes to the consolidated financial statements; see Note 3.6.

3.2.
Adoption of new standards and disclosures -

In these consolidated financial statements, the Group has not early adopted any standard, interpretation or amendment that was issued but is not yet effective.

On the other hand, since January 1, 2023, the Group is applying IFRS 17 “Insurance Contracts” (henceforth “IFRS 17”), as allowed by the standard, it was implemented by the Group by restating the comparative information of the period 2022 for insurance contracts within the scope of IFRS 17. Differences arising due to the adoption of IFRS 17 were recognized directly in retained earnings as of January 1, 2022. Therefore, information for 2022 is presented under IFRS 17, whose accounting policy is described in Note 3.4(d) and is comparable to information for 2023 and 2024.

The following standards, interpretations or modifications are applied for the first time in 2024 but, have not had a significant impact on the Group's consolidated financial statements.

- Amendments to IFRS 16 “Leases”: Lease Liability in a Sale and Leaseback

The amendments specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. These amendments had no impact on the Group’s consolidated financial statements.

- Amendments to IAS 1 “Presentation of Financial Statements”: Classification of Liabilities as Current or Non-current

The amendments specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

- What is meant by a right to defer settlement

- That a right to defer must exist at the end of the reporting period

- That classification is unaffected by the likelihood that an entity will exercise its deferral right

- That only if an embedded derivative in a convertible liability is itself an equity instrument, would the terms of a liability not impact its classification

In addition, an entity is required to disclose when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months.

These amendments had no impact on the Group's consolidated financial statements.

- Amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures”: Supplier finance arrangements

The amendments clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. These amendments had no impact on the Group’s consolidated financial statements.

3.3.
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

For consolidation accounting purposes, control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns. Specifically, the Group controls an investee if and only if the Group has:

-	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);

-	Exposure, or rights, to variable returns from its involvement with the investee; and

-	The ability to use its power over the investee to affect its returns.

Generally, it is presumed that a majority of voting rights entitles to control. To support this presumption and when the Group has less than the majority of votes or similar rights in the investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

-	The contractual arrangement with the other vote holders of the investee;

-	Rights arising from other contractual arrangements; and

-	The Group’s voting rights and potential voting rights.

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

3.4.
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

Because Inteligo Bank has a functional currency different from the Sol, its balances were translated for consolidation purposes using the methodology established by IAS 21 “The Effects of Changes in Foreign Exchange Rates”, as follows:

-	Assets and liabilities at the closing rate at the date of each consolidated statement of financial position.

-	Income and expenses, at the average exchange rate for each month.

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

Under IFRS 9 “Financial Instruments”, interest income is recorded using the effective interest rate (“EIR”) method for all financial assets measured at amortized cost, interest rate derivatives for which hedge accounting is applied and the related amortization/recycling effect of hedge accounting. The interest income of financial assets that accrue interest measured at fair value through other comprehensive income according to IFRS 9 is also recorded using the EIR method. Interest expenses are also calculated using the EIR method for all financial liabilities held at amortized cost. EIR is the rate that exactly discounts estimated future cash flows through the expected life of the financial instrument or, when appropriate, a shorter period at the net carrying amount of the financial asset.

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

The fees included in the caption “Fee income from financial services, net” that make up part of the consolidated statement of income include fee income where performance obligations are satisfied at a specific time or over a period of time.

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

-

Fees receivable for credit cards and certain fees receivable for letters of guarantee included in the caption “Other accounts receivable and other assets, net”, represent the Group’s right to an unconditional consideration (i.e., it only requires the passing of time for the consideration payment). This asset is measured at amortized cost and is subject to impairment specifications under IFRS 9.

-

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

(d.1) Insurance contracts -

(d.1.1) Initial recognition -

IFS recognizes, under IFRS 17, a group of insurance contracts when the first of the following events occurs:

- The beginning of the coverage period of the group of contracts,

- The date when the first payment from a policyholder in the group becomes due, and

- For a group of onerous contracts, when the group becomes onerous.

Measurement at initial recognition

At initial recognition, the Group measures a group of insurance contracts by the total of:

-The fulfillment cash flows, which comprise:

- Estimates of future cash flows.

- An adjustment to reflect the time value of money and the financial risks related to the future cash flows, to the extent that the financial risks are not included in the estimates of the future cash flows, and

- A risk adjustment for non-financial risk.

- The contractual service margin (“CSM”).

Subsequent measurement

The carrying amount at the end of period of a group of insurance contracts is the sum of:

- The liability for remaining coverage, which comprises:

- The fulfillment of cash flows related to future services

- The contractual service margin (CSM), applicable to insurance contracts valued under the general method (Building Block Approach or “BBA”) or under the Variable Fee Approach (“VFA”).

-The claims incurred liability, which comprises the fulfillment cash flows related to future services.

(d.1.2) Levels of aggregation -

Insurance contract portfolios-

The first level of aggregation for insurance contracts consists of determining the portfolio. An insurance portfolio is composed by a group of contracts subject to similar risks and managed together.

The Group has deemed that the following factors are relevant when defining the insurance portfolios in effect:

- Products lines and their differentiated management, separating the products by pensions, life, and general insurance, and below them, based on the specific covered risks: savings, risk, annuities, and accidents, among others. There are not separations of risks within the same contract because they are jointly managed.

- Contract limits: differentiating in equal contracts or shorter than one year and longer than four years.

- Individual or collective insurances policies.

- Policy currency: differentiating between policies denominated in different currencies. Currently, the currencies considered are the Sol, the US Dollar, and Sol VAC.

- Funeral expense cover (in currency VAC): a different portfolio is considered because it is understood that its risk management is different from the management of the main risk of the product Annuity (SPP and Private). This criterion is only applicable to funeral VAC of the pensions (SPP and Private), which are adjusted based on the consumer price index published by the regulator.

- The assessment based on the indicated attributes continues to be performed for the new products that may be designed and marketed in the future.

Cohorts -

The second level of aggregation is the cohort level, whereby the Group does include in the same group contracts issued more than one year apart. Contract issued between January 1 and December 31 of each year are included within each cohort for each portfolio.

Grouping by onerosity -

The last grouping level that the Group applies is in function of the expected profitability level or the onerosity at the moment of the contract issuance. Given that the standard requires at least three groups, the Group foresees that the products by level of profitability or onerosity will be grouped into two groups:

-Groups of contracts that are onerous at initial recognition, if any.

-Groups of non-onerous contracts: Include contracts that at initial recognition have no significant possibility of becoming onerous subsequently and the remaining non-onerous contracts at initial recognition.

The Group has defined a ratio to differentiate these groups. In this sense, even though it is foreseen that there will be two groups by profitability level, the groups that will eventually be determined will depend on the compliance of the ratio on the predetermined threshold.

(d.1.3) Valuation methods -

The Group applies the following valuation methods in the measurement of insurance contracts:

-Building Block Approach (“BBA”). This method will be applied by default to insurance contracts unless conditions exist to apply any of the other two methods.

-Two BBA variants. The first one will be applied compulsorily if the conditions for it are met, and the second one will be applied optionally if conditions are met:

- Variable Fee Approach (“VFA”)

- Premium Allocation Approach (“PAA”)

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

Building Block Approach (BBA) -

This method is applied to contracts with coverage periods longer than one year and whose liability flows do not depend on underlying elements. IFS measures a group of insurance contracts (unit of account) by the total of fulfillment cash flows and the CSM. The following are the elements details of this component group:

-Fulfillment Cash Flows (“FCF”): the fulfillment cash flows are comprised of the following elements:

- Estimation of future cash flows: Weighted estimation by the probability of future cash outflows occurrence minus the future cash inflows from the fulfillment of the contract. It is necessary to consider solely the cash flows that are within the limits of the insurance contract and the attributable acquisition expenses must be included.

The Group revises the estimations performed in the preceding valuation period and updates them so that they reflect the conditions at the valuation date, and that the changes made to the estimation represent the modifications of the period’s conditions.

- Discount effect: IFRS 17 establishes that the fulfillment cash flows are adjusted to reflect the time value of money and the financial risks related to the future cash flows. The estimation of cash flows and the inclusion of the discount effect may result in the best estimate liability (“BEL”). In the discount rate estimation procedure, observable market values are used; for pensions contracts, the Matching Adjustment Discount Rate is mainly used and for individual life contracts, the Risk Free Rate – USA is mainly used.

- Risk Adjustment (“RA”): Represents the compensation that an entity requires to bear the non-financial risk that arises from the uncertainty over the cash flows regarding their amount and the moment of payment of the future cash flows, and it is calculated in an explicit and separate manner from the cash flows. Likewise, the risk adjustment also reflects the risk aversion degree and the diversification degrees that the entity includes to determine the compensation to bear such non-financial risks.

- CSM: Represents the expected profit from the insurance contracts, which is recognized in profit or loss as the service is rendered. The recognition of the CSM throughout the contract’s life is made in a systematic manner and consistently with the rendering of the service provided by the insurance contract in the future.

Variable Fee Approach (VFA) –

The VFA valuation method is intended for insurance contracts with a direct component participation of the insured (the valuation risk is that of the insured) whereby at initial recognition the following conditions are met:

- The contractual terms specify that the policyholder takes part in a clearly identified set of underlying elements;

- The entity expects to pay the policyholder an amount equal to a substantial part of the profitability at fair value (market value) of the underlying elements; and

- The entity expects that a substantial part of any change in the amounts payable to the policyholder varies with the change in fair value of the underlying elements.

The VFA method has the following characteristics:

- In the CSM, market interest is credited.

- In the CSM the difference in the value of the funds of the underlying asset's funds is adjusted.

- The other components remain the same as the BBA method.

Premium Allocation Approach (PAA) -

The PAA valuation method is a simplification of the general method and its application is optional. The entity only applies the simplified method to contracts if one of the following criteria is met:

- For contracts longer than one year, the simplification results in a liability for remaining coverage that does not materially differ from that generated by the general model (BBA); or

- The coverage period of the group of contracts is one year or shorter. The criterion that defines the one-year period must be determined according to the contract limits.

To assign the appropriate valuation method to the insurance contracts issued, the Group has assessed the valuation requirements under each method, as well as the minimum criteria and possible approaches for the eligibility of the PAA method and the VFA method. The following are the valuation methods assigned to each product:

- Life: BBA, PAA or VFA, depending on the characteristics and evaluation of the contract

- Pensions: BBA

- General insurance: BBA or PAA, depending on the characteristics and evaluation of the contract

(d.1.4) Accounts receivable from insurance activities -

Accounts receivable from insurance activities of the Group are initially recognized when they are enforceable and are measured at the fair value of the compensation received or receivable. Therefore, at initial recognition, insurance receivables are measured at amortized cost. The carrying amount of insurance receivables is subject to impairment when events or circumstances indicate that the carrying amount cannot be recoverable; the impairment loss is recorded in the consolidated statement of income.

(d.1.5) Insurance contract liability with investment component -

When the contract has a financial component and transfers no relevant insurance risk as established by IFRS 17, the contract is recorded based on IFRS 9. These contracts are presented in the caption “Other accounts payable, provisions and other liabilities” as “Contract liabilities with investment component” of the consolidated statement of financial position; see Note 10(a).

(d.2) Exchange difference in insurance contract liabilities -

According to IAS 21 “Effects of variations in foreign currency exchange rates”, for the purpose of converting insurance contracts in foreign currency into the functional currency of the Company, they are treated as a monetary item. Exchange differences on remeasurement of the insurance contract liability are recognized in the profit or loss, except for exchange differences related to the interest rate effect for contracts under BBA method, which are recognized in “Other comprehensive income” together with the annual movements of the interest rate effect.

(d.3) Recognition of income and expenses -

The Group recognizes income and expenses for the following changes in the carrying amount of the liability for remaining coverage (LRC):

-Income from ordinary insurance activities: for the decrease in the LRC due to the service rendered in the period.

-Expenses of the insurance service: for losses in the groups of onerous contracts, and reversions of these losses.

-Financial expenses and income for insurance activities: for the effect of the time value of money and the financial risk effect.

The Group shall recognize income and expenses for the following changes in the carrying amount of the liability for incurred claims (LIC):

-Expenses of the insurance service: for the increase in liability due to claims and expenses incurred in the period, excluding investment components.

-Expenses of the insurance service: for the subsequent changes in the cash flows from the compliance related to claims and expenses incurred.

-Financial expenses and income for insurance activities: for the effect of the time value of money and the financial risk effect.

(d.4) Expenses attributable to the fulfillment of contracts -

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

Expenses attributable (without considering the acquisition costs attributable) are included in the LRC, being released as income and decreasing the LRC when the service is rendered. The resulting income is recorded in the caption “Results from insurance activities” in the consolidated statement of income. At the same time, the expenses of the insurance service are recognized based on the actual expenses incurred and are presented in the caption “Other expenses” in the consolidated statement of income, see Note 22.

(d.5) Contractual Service Margin (CSM) -

The CSM represents the expected profit from a group of insurance contracts for the services rendered during the coverage period. It is released in the statement of income for each period to reflect the services rendered to the group in that period.

(d.5.1) Initial recognition

For the initial recognition of an insurance contract, the Group accounts for the positive balance of the CSM as part of the LRC for the insurance contracts valued by the BBA method and the VFA method.

At initial recognition of a profitable insurance contract, the CSM does not recognize any income (profit). Income (or profit) must only be recognized to the extent that the insurance contract services are rendered. The CSM cannot be negative, any loss at initial moment or subsequent moments must be recorded as a loss component in the caption “Results from insurance activities” in the consolidated statement of income.

(d.5.2) Subsequent valuation

Once the initial recognition of the contract is made, the groups of contracts or Units of Account (UoA) are formed considering their onerosity at that moment (additionally to the portfolio and the cohort they belong to); therefore, the CSM is measured in the subsequent valuations for the group of contracts. Also, the release of the CSM is made throughout the contract’s life in a systematic manner and consistently with the rendering of the service provided by the insurance contract and is recorded in the caption “Income from insurance activities” in the consolidated statement of income.

(d.6) Loss component -

Analogous to the CSM, the loss component (LC) is the estimated contract loss. The recording of these two concepts has a different temporality: while the CSM is deferred throughout the contract’s life, the LC must be recognized immediately, thus generating an expense in the statement of income once its existence is known.

(d.6.1) Determination of the loss component at initial recognition

At initial recognition of a non-profitable insurance contract, the LC must generate an expense in the statement of income once its existence is known.

In the moment at which the existence of an LC is determined, at each subsequent valuation, it shall be necessary to make the following adjustments:

- It shall be allocated exclusively to the LC, until it is reduced to zero.

- It shall be allocated in a systematic manner between the LC and the liability for remaining coverage, excluding the LC (LRC excluding the LC); the changes in the fulfillment cash flows of the LRC.

(d.6.2) Subsequent valuation

Once an LC for a group of onerous contracts has been established, the Group distributes the subsequent changes in the fulfillment cash flows between the LC and the LRC, excluding the LC, by making a systematic allocation between both concepts, as applicable, of the amounts related to.

- The release of claims and expenses of the LRC expected cash flows.

- Changes in the risk adjustment (RA) recognized in the income for the period.

- Financial expenses and income for insurance activities.

- In some cases, the Loss Component for adjustments in favorable actuarial experience and hypotheses can reach a positive value, in which case it shall be treated as a contract with a CSM component.

(d.7) Risk Adjustment (RA) -

The RA reflects the compensation that the entity requires for assuming the uncertainty that arises from the non financial risk, over the amount and the moment of payment of the future cash flows of the liability. Under IFRS 17, the RA is an explicit amount and is independent of the estimations of cash flows and discount.

The Group calculates the RA for the portfolios of life, pensions, and general insurance insurances with the purpose of quantifying the non-financial risks associated to the insurance contracts and reflecting the uncertainty of the insurance contracts regarding their amount and validity term. However, in the following cases the RI calculation will not be necessary:

- In portfolios whose provision for LRC is valued by the PAA method.

- In portfolios whose provision for LRC is valued by the VFA method.

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

(e.4)	Measurement categories of financial assets and liabilities

The Group classifies all of its financial assets based on the business model and the contractual terms, measured at either:

	Amortized cost, as explained in Note 3.4(f.1).

	Fair value through other comprehensive income, as explained in Notes 3.4(f.4) and (f.5).

	Fair value through profit or loss, as explained in Note 3.4(f.7).

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

As required by IFRS 9, the Group measure cash and due from banks inter-bank funds, financial investments in debt instruments, loans and other financial assets at amortized cost if the following two conditions are met:

	The financial asset is held within a business model with the objective to hold financial assets to collect contractual cash flows, and

	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding.

The details of these conditions are presented below:

(f.1.1)	Business model assessment -

The Group's business model is assessed at a higher level of aggregated portfolios, and not instrument by instrument, and is based on observable factors such as:

	How the performance of the business model and the financial assets held within that business model are assessed and reported to the entity's key management personnel.

	The risks that affect the performance of the business model (and the financial assets held within that business model) and, in particular, the way those risks are managed.

The expected frequency, value and timing of sales are also important aspects of the Group’s assessment. The business model assessment is based on reasonably expected scenarios without taking “worst case” or “stress case”. If cash flows after initial recognition are realized in a way that is different from the Group's original expectations, the classification of the remaining financial assets that remain in that business model will not be changed but incorporates such information when assessing newly purchased financial assets going forward.

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



Its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable; provided that, in the case of a non-financial variable, it is not specific to part of the contract (i.e., the “underlying”).

	It requires no initial net investment or an initial net investment that is smaller than the required for other types of contracts expected to have a similar response to changes in market factors.

	It is settled at a future date.

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

As of December 31, 2024 and 2023, the Group does not present embedded derivatives in its financial liabilities needed to be separated from the host contract.

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

The Group applies the category of debt instruments measured at fair value through other comprehensive income when both of the following conditions are met:

	The instrument is held within a business model, the objective of which is achieved by collecting contractual cash flows and selling financial assets.

	The contractual terms of the financial asset meet the SPPI test.

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



The designation eliminates, or significantly reduces, the inconsistent treatment that would otherwise arise from measuring the assets or liabilities or recognizing gains or losses on them on a different basis, or



The liabilities are part of a group of financial liabilities which are managed and their performance evaluated on a fair-value basis, in accordance with a documented risk management or investment strategy, or

	The liabilities contain one or more embedded derivatives, unless they do not significantly modify the cash flows that would otherwise be required by the contract.

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

The reclassification of financial assets will take place as long as the business model that manages the financial assets is changed. It is expected that this change is very rare. These changes are determined by Management because of external or internal changes and must be significant for the Group's operations and demonstrable to third parties. Consequently, a change in the Group's business model will take place only when it begins or ceases to carry out an activity that is significant for its operations. As of December 31, 2024 and 2023, the Group has not reclassified its financial assets after their initial recognition. Financial liabilities are never reclassified.

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

As of December 31, 2024 and 2023, the Group did not keep any repurchase agreements.

(f.11)	Short sale operations -

The securities sold under repurchase agreements at the specific future date correspond to short sales of securities, that the Group does not hold or acquires through temporary transfer of ownership.

At the date of the short-sale agreement, when initial recognition occurs, the Group records the cash received as an asset in the caption “Cash and due from banks” and, in other cases, an account receivable (equivalent to the amortized cost of the investment), recorded as “Accounts receivable for short-sale operations” in the caption “Other accounts receivable and other assets” of the consolidated statement of financial position; see Note 10(a). Also, the corresponding obligation, is recorded as “Financial liabilities at fair value through profit or loss”, in the caption “Other accounts payable, provisions and other liabilities” of the consolidated statement of financial position; see Note 10(a), reflecting the economic substance of the transaction.

Subsequent measurement, valuation and impairment will be recorded according to IFRS 9 criteria; see Note 3.4(f.3). Derecognition of these financial assets and liabilities will be recorded according to Note 3.4(h).

The difference between the purchase price and the resale price is accrued during the term of the contract by using the effective interest rate method and is recorded in the caption “Interest and similar income” of the consolidated statement of income.

As of December 31, 2024, Interbank agreed on short sale contracts for an amount approximately to S/61,191,000 recorded as “Accounts receivable for short sale operations”, in the caption “Other accounts receivable and other assets” of the consolidated statement of financial situation; see Note 10(a). This transaction allowed the recognition of a liability for an amount approximately to S/61,153,000 recorded as “Financial liabilities at fair value through profit or loss”, in the caption “Other accounts payable, provisions and other liabilities” of the consolidated statement of financial position; see Note 10(a). These instruments were settled in the first days of 2025.

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

When assessing whether or not to derecognize a loan to a customer, among others, the Group considers the following factors:

	Change in the loan’s currency.

	Introduction of an equity feature.

	Change in customer's credit risk.

	If the modification is such that the instrument would no longer meet the SPPI criterion.

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

The Group made modifications to its agreements with its customers as permitted by the SBS, through its subsidiary Interbank, and performed an analysis described above. The results derived from this evaluation are recognized in profit or loss in the account "Impact from the modification of contractual cash flows due to the loan rescheduling schemes", in the caption "Interest income and similar", see Note 19.

If the modification does not result in cash flows that are substantially different, the modification does not result in derecognition. Based on the change in cash flows discounted at the original effective interest rate, the Group records a gain or loss due to modification, to the extent that an impairment loss has not already been recorded.

(g.2)	Modification of financial liabilities -

When the modification of the terms of an existing financial liability is not judged to be substantial and, consequently, does not result in derecognition, the amortized cost of the financial liability is recalculated by computing the present value of estimated future contractual cash flows that are discounted at the financial liability's original EIR. Any resulting difference is recognized immediately in profit or loss.

Regarding the financial liabilities, the Group considers a substantial amendment based on qualitative factors and provided it exists a difference between the present value of the discounted cash flows under the new conditions and the original carrying amount of the financial liability is larger than ten percent.

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

The Group has transferred the financial asset if, and only if, either:

-	Has transferred its contractual rights to receive cash flows from the financial asset, or

-	It retains the rights to the cash flows, but has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement.

Pass-through arrangements are transactions whereby the Group retains the contractual rights to receive the cash flows of a financial asset (the 'original asset'), but assumes a contractual obligation to pay those cash flows to one or more entities (the 'eventual recipients'), when all of the following conditions are met:

-	The Group has no obligation to pay amounts to the eventual recipients unless it has collected equivalent amounts from the original asset.
-	The Group cannot sell or pledge the original asset other than as security to the eventual recipients.
-

The Group has to remit any cash flows it collects on behalf of the eventual recipients without material delay. In addition, the Group is not entitled to reinvest such cash flows, except for investments in cash or cash equivalents including interest earned, during the period between the collection date and the date of agreed revision with the eventual recipients.

A transfer only qualifies for derecognition if either:

-	The Group has transferred substantially all the risks and rewards of the asset, or
-	The Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

The Group considers that control is transferred if, and only if, the transferee has the ability to sell the asset in its entirety to an unrelated third party and is able to exercise that ability unilaterally and without imposing additional restrictions to the transfer.

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

When the continuing involvement takes the form of a written or purchased option (or both) over the transferred asset, the amount of the Group’s continuing involvement will be the amount of the transferred asset that the Group could repurchase. In the case of a written put option on an asset that is measured at fair value, the amount of the Group's continuing involvement will be limited to the lowest between the fair value of the transferred asset and the option exercising Price.

The net loss originated as consequence of the derecognition of financial asset accounts measured at amortized cost is calculated as the difference between the carrying amount (impairment included) and the amount received.

As of December 31, 2024 and 2023, the Group did not recognize net losses as consequence of derecognition of financial assets accounts.

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

POCI: Purchased or originated credit impaired assets are financial assets that are impaired on initial recognition. POCI assets are recorded at fair value at original recognition and interest income is subsequently recognized based on a credit-adjusted EIR. ECLs are only recognized or released to the extent that there is a subsequent change in the expected credit losses. It should be noted that during the year 2024 and 2023, the Group has not purchased or originated POCI financial assets.

For financial assets for which the Group has no reasonable expectations of recovering either the entire outstanding amount, or a proportion thereof, the gross carrying amount of the financial asset is reduced. This is considered a (partial) derecognition of the financial asset.

The Group recognizes a value correction for expected credit losses on the following financial assets:

 Financial assets that are measured at amortized cost.

 Financial assets that are measured at fair value with changes in other comprehensive income if the following two conditions are met:

(i)
The financial asset is maintained within a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets; and
(ii)
The contractual terms of the financial asset give rise, on specified dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount.

 Accounts receivable from leases.

 Assets from contracts.

 Financial guarantee contracts.

In this regard, as of December 31, 2024 and 2023, the Group's financial assets subject to a correction for expected credit loss are the following:

 Cash and due from banks.

 Inter-bank funds.

 Financial investments; see Notes 3.4(f), 5 and 29.1(e).

 Loans; see Notes 3.4(f.1), 6 and 29.1(d).

 Due from customers on acceptances.

 Other accounts receivable and other assets.

The Group assesses periodically impairment alerts derived from factors such as the release of compensation for service time deposits (henceforth "CTS") and private pension funds (henceforth "AFP"), natural disasters, and economic context of the country, and the effects of the international conflicts that may affect Peru, with the purpose of timely identifying an increase in the credit loss risk. Thus, for those financial assets other than the loan portfolio, Management has estimated the expected credit loss, concluding that it is neither significant nor relevant, given that the maximum period considered for measuring expected credit losses is very small or, even if it implies a longer term, because the main debtor is the Central Reserve Bank of Peru (“BCRP”, by its Spanish acronym) or corresponds to cash in vaults of the Group.

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

The mechanics of the ECL calculations are described below, and the key elements are the following:

 PD (“Probability of default”) is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the assessed period, if the financial asset has not been previously derecognized and is still in the portfolio. The definition of PD is further explained in Note 29.1(d).

 EAD (“Exposure at default”) is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdowns on committed facilities, and accrued interest from missed payments. The definition of EAD is further explained in Note 29.1(d).

 LGD (“Loss Given Default”) is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral. It is usually expressed as a percentage of the EAD. The definition of LGD is further explained in Note 29.1(d).

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

The criteria followed for calculating the ECL based on each stage are described below:

 Stage 1: The provision for credit losses of those financial instruments that do not show a significant increase in risk since the initial recognition, will be calculated as the expected credit losses in the following 12 months. The group calculates the expectation that there is a probability of default (PD) in the 12 months after the reporting date. To this probability of default is multiplied and expected loss in case of default (LGD) and exposure on the date of default (EAD) and discounting the original effective interest rate. This calculation is made for each of the three scenarios (optimistic, base and pessimistic) defined by the Group.

 Stage 2: When the financial instrument shows a significant increase in credit risk since initial recognition, the provision of credit losses of this financial instrument will be calculated as the expected credit loss throughout the life of this asset. The calculation method is similar to that for Stage 1, including the use of multiple scenarios, but expected credit loss is estimated over the lifetime of the instrument.

 Stage 3: When there is objective evidence that the financial instrument is impaired, the provision of credit losses will be calculated as the expected credit loss over the life of the asset. The method is similar to that for Stage 2, with the PD set at 100 percent.

It is possible that the inputs and models used to calculate the expected loss do not reflect all the characteristics of the market as of the date of the financial statements. This is why that, occasionally, subsequent qualitative adjustments to the model are performed when there are significant differences. See Note 29.1(d.8).

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

(iv)
Credit cards -

The Group calculates the expected losses in a period that reflects the Group's expectations regarding the client's behavior, probability of default and the Group's future risk mitigation procedures that could include the reduction or cancellation of lines of credit. Based on past experience and the Group's expectations, the period during which the Group calculates the expected lifetime losses of this product is 16 months for the period 2024 and 2023.

The assessment of whether there has been a significant increase in credit risk for revolving products is similar to other credit products. This is based on changes in the customer's credit rating, as explained in Note 29.1(d).

The interest rate used to discount the ECL for credit cards is based on the average effective interest rate that is expected to be charged over the expected period of exposure to the facilities. This estimation takes into account that many facilities are repaid in full each month and are consequently not charged interest.

(v)
Forward-looking information -

In its expected credit loss models, the Group relies on the following macroeconomic variables as forward-looking information inputs as of December 31, 2024 and 2023:

	2024	2023
Private formal employment	X	X
Real domestic demand		X
Real formal salary	X	X
Real informal salary	X	X
Real disposable income per capita	X	X
Unemployment rate	X

The inputs and models used for calculating ECLs may not always capture all characteristics of the market at the date of the consolidated financial statements. To reflect this, qualitative adjustments or overlays are occasionally made as temporary adjustments when such differences are significantly material. Detailed information about these inputs are provided in Note 29.1(d).

(vi)
Valuation of guarantees -

To mitigate the credit risks on financial assets, the Group generally uses three types of guarantees: physical guarantee, personal guarantees and title guarantees.

The guarantee, unless recovered, is not recorded in the Group's consolidated statement of financial position. However, the fair value of the guarantee affects the calculation of the expected losses, and because of that, it is assessed periodically.

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

(iii)
The hedging relationship meets all the following hedge effectiveness requirements:

 There is an economic relationship between the hedged item and the hedging instrument.

 The effect of the credit risk does not dominate the value changes that result from that economic relationship.

 The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of the hedged item.

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

-
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

-
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

-
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

-
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

(ii)
The Group as a lessor –

As of December 31, 2024 and 2023, the Group holds the following types of leases:

-
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

As of December 31, 2024 and 2023, leasing receivables are subject to the financial asset impairment policy; see Notes 3.4(f.1) and (g).

-
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

(l)
Customer Loyalty Program -

The Group has a customer loyalty program, which allows customers to accumulate points that can be exchanged for products. Loyalty points give rise to a separate performance obligation, as they provide a material right to the customer. A part of the transaction price is allocated to the loyalty points granted to customers on the basis of the relative independent selling price and is recognized as a contractual liability until the points are redeemed and presented as "Other accounts payable" in the item "Other accounts payable, provisions and other liabilities" of the consolidated statement of financial position. Expenses are provisioned monthly regardless of the customer’s redemption of products.

By estimating the selling price independent of the loyalty points, the Group considers the probability of a client will use the cumulated points. The Group updates the estimates of points to be monthly redeemed and any adjustment to the liability balance will be recognized in the caption "Administrative expenses" of the consolidated statement of income.

(m)
Services of purchase-sale of financial investments “principal versus agent”-

The Group has contracts with customers to buy and sell, on their behalf, financial investments on the stock market and over-the-counter market. The Group acts as an agent in these agreements.

When another party participates in the supply of services to their client, the Group determines whether it is a principal or an agent in these transactions when evaluating the nature of its agreement with the client. The Group is a principal and records the revenue by gross amounts if it controls the committed services before transferring to the customer. However, if the Group's role is only to arrange for another entity to provide the services, then the Group is an agent and records the revenues for the net amount it retains for its services as an agent.

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

Transfers to or from investment property are made only when a change in the asset’s use exists. If a component of property, furniture and equipment is transferred to an investment property, the Group transfers the net cost of the fixed asset to the caption investment property and subsequently measures the asset at fair value, with any gain recognized in the caption “Retained earnings” of the consolidated statement of changes in equity. In the case of a transfer from an investment property to the caption property, furniture and equipment, the reclassified amount corresponds to the fair value of the asset at the date of usage change. The amount recorded in the caption “Retained earnings” of the consolidated statement of changes in equity is recognized in the income of the period as the component of property, furniture and equipment is depreciated; or if said component is disposed, the cumulative balance is recognized directly in the consolidated statement of income.

During 2023, the Group transferred two floors from caption “Investment property” part of the “Orquideas” building, located in San Isidro, Lima, to caption “Property, furniture and equipment” for S/16,177,000. Additionally, the Group transferred another floor from caption “Property, furniture and equipment “part of the “Orquideas” building, located in San Isidro, Lima, to caption “Investment property”, for S/3,984,000). During 2022, the Group transferred from caption “Property, furniture and equipment “part of the “Orquideas and Andres Reyes” buildings, located in San Isidro, Lima, to caption “Investment property”, for S/9,357,000, see Note 7(c) and 8(a).

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

(q)
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

(r)
Business combinations -

Business combinations are accounted for using the acquisition method established by IFRS 3 "Business Combinations". The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at the acquisition date’s fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group chooses whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in the caption “Administrative expenses” of the consolidated statement of income, see Note 1(b).

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

Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 “Financial Instruments: Recognition and Measurement”, is measured at fair value with the changes in the consolidated statement of income or in the consolidated statement of other comprehensive income. If the contingent consideration is not within the scope of IFRS 9, it is measured according to the applicable IFRS Accounting Standards. The contingent consideration that is classified as equity must not be remeasured and subsequent settlement is recorded in equity. As of December 31, 2024 and 2023, there have been no contingencies arising from business combinations.

A business combination between entities or businesses under common control is beyond the scope of IFRS 3, because it corresponds to a business combination in which all entities or businesses that are combined are ultimately controlled by the same part or parts, both before and after the business combination. In these transactions, the Group recognizes the assets acquired under the method of unification of interest, whereby the assets and liabilities of the combined companies are reflected in their carrying amounts and no commercial credit is recognized as a result of the combination.

(s)
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

(t)
Defined contribution pension plan -

The Group only operates a defined contribution pension plan. The defined contribution payable in the pension plan is in proportion to the services rendered to the Group by the employees and it is recorded as an expense in the caption “Salaries and employee benefits” of the consolidated statement of income. Unpaid contributions are recorded as liabilities.

(u)
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

(v)
Contingencies -

Contingent liabilities are not recognized in the consolidated financial statements, but are disclosed in notes to the consolidated financial statements, unless the probability of an outflow of resources is remote. Contingent assets are not recorded in the consolidated financial statements, but they are disclosed if it is probable that an inflow of economic benefits will emerge.

(w)
Fair value measurement -

Fair value is the price that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

 On the principal market for the asset or liability; or

 In the absence of a principal market, on the most advantageous market for the asset or liability.

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

All assets and liabilities for which the fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy described below:

 Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

 Level 2 - Valuation techniques for input that is significant to the fair value measurement is directly or indirectly observable.

 Level 3 - Valuation techniques for which data and variables of the lowest significant level to measure fair value are unobservable.

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

(x)
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

(y)	Segment information -

IFRS 8 “Operating Segments” requires that the information of operating segments be disclosed consistently with information provided by the chief operating decision maker, who allocates resources to the segments and assesses their performance. Segment information is presented in Note 27.

(z)	Fiduciary activities and management of funds -

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

(aa)	Earnings per share -

The amount of basic earnings per share is calculated by dividing the net profit for the year attributable to common shareholders by the weighted average number of common shares outstanding during the year. As of December 31, 2024 and 2023, the Group does not have financial instruments with dilutive effect, therefore, basic and diluted earnings per share are identical for the years reported.

(ab)	Capital surplus -

It is the difference between the nominal value of shares issued and their public offering price made in 2007 and 2019. Capital surplus is presented net of expenses incurred in the issuance of shares.

(ac)	Treasury stock -

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

(ad)	Cash and cash equivalents -

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

(ae)	Interest Rate Benchmark Reform -

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

(af)	Financial statements as of December 31, 2024 and 2023 –

When necessary, certain amounts from the previous year have been reclassified to make them comparable with the presentation of the current year.

(ag)	Subsequent events -

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

3.5.
Standards issued but not yet effective -

Following is the description of the new and amended standards and interpretations issued, but which are not yet in force at the date of issuance of these consolidated financial statements. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective:

- Amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates”: Lack of Exchangeability

In August 2023, the IASB issued amendments to IAS 21 to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.

The amendments will be effective for annual reporting periods beginning on or after 1 January, 2025. Early adoption is permitted but will need to be disclosed. When applying the amendments, an entity cannot restate comparative information.

The amendments are not expected to have a material impact on the Group’s consolidated financial statements.

- IFRS 18 “Presentation and Disclosure in Financial Statements”

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 “Presentation of Financial Statements”. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.

It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified “roles” of the primary financial statements and the notes to the financial statements.

In addition, narrow-scope amendments have been made to IAS 7 “Statement of Cash Flows”, which include changing the starting point for determining cash flows from operations under the indirect method, from “profit or loss” to “operating profit or loss” and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively.

The Group is currently working to identify all impacts the amendments will have on the primary consolidated financial statements and notes to the consolidated financial statements.

-
IFRS 19 “Subsidiaries without Public Accountability”: Disclosures

In May 2024, the IASB issued IFRS 19, which allows eligible entities to elect to apply its reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. To be eligible, at the end of the reporting period, an entity: (i) must be a subsidiary as defined in IFRS 10 “Consolidated Financial Statements”; (ii) cannot have public accountability; and (iii) must have a parent (ultimate or intermediate) that prepares consolidated financial statements, available for public use, which comply with IFRS accounting standards.

IFRS 19 is effective for reporting periods beginning on 1 January 2027, with early application permitted. As the equity instruments of the Company are publicly traded, it is not eligible to elect to apply IFRS 19.

-
Amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments”: Disclosures: Classification and measurement of financial instruments

In May 2024, the IASB issued amendments referred to the classification and measurement of financial instruments, which:

- Clarifies that a financial liability is derecognized on the “settlement date”; when the related obligation is discharged, cancelled, expires or the liability otherwise qualifies for derecognition. It also introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met.

- Clarified how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features.

- Clarifies the treatment of non-recourse assets and contractually linked instruments.

- Requires additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income.

The amendments will be effective for annual reporting periods beginning on 1 January 2026. Early adoption is permitted for amendments that relate to the classification of financial assets plus the related disclosures. Other amendments can be applied later. The amendments are not expected to have a material impact on the Group’s consolidated financial statements.

3.6.
Material accounting judgments, estimates and assumptions -

The preparation of the consolidated financial statements of the Group requires Management to make judgments, estimates and assumptions that affect the reported amount of income, expenses, assets and liabilities, and the accompanying disclosures, as well as the disclosure of contingent liabilities. In the process of applying the Group's accounting policies, Management has used judgments and assumptions about the future and other key sources to make its estimates at the reporting date, which have a significant risk that may cause a material adjustment to the carrying amounts of assets and liabilities within the next financial year. The estimates and existing assumptions may change due to circumstances beyond the control of the Group and are reflected in assumptions if they occur. The items with the most impact recognized in the consolidated financial statements with judgements and/or considerable estimates are the following: the calculation of the impairment of the portfolio of loans and financial investments, the measurement of the fair value of financial investments and investment properties, the assessment of the impairment of the goodwill and indefinite-lived intangibles, the liabilities for insurance contracts and the measurement of the fair value of derivative financial instruments; also, there are other estimates such as provisions for litigation, the estimated useful life of intangible assets, and property, furniture and equipment, and the estimation of assets and liabilities for deferred income tax, and the determination of terms and estimation of the discount rate of lease agreements. The accounting criteria used for each of these items are described in Note 3.4.

4.
Cash and due from banks and inter-bank funds
(a)
The detail of cash and due from banks is as follows:

	2024	2023
	S/(000)	S/(000)
Cash and clearing (b)	2,853,187	2,248,845
Deposits in the BCRP (b)	7,333,818	5,215,762
Deposits in banks (c)	1,790,361	1,609,604
Total cash and cash equivalent	11,977,366	9,074,211
Accrued interest	18,094	23,809
Restricted funds (d)	619,766	720,691
Total	12,615,226	9,818,711

(b)
In accordance with rules in force, Interbank is required to maintain a legal reserve to honor its obligations with the public. This reserve is comprised of funds kept in Interbank and in the BCRP and is made up as follows:

	2024	2023
	S/(000)	S/(000)
Legal reserve (*)
Deposits in the BCRP	5,969,218	4,593,592
Cash in vaults	2,644,386	2,005,760
Subtotal legal reserve	8,613,604	6,599,352
Non-mandatory reserve
Term deposits in BCRP (**)	800,000	—
Overnight deposits in BCRP (***)	564,600	622,170
Cash and clearing	208,548	243,029
Subtotal non-mandatory reserve	1,573,148	865,199
Cash balances not subject to legal reserve	253	56
Total	10,187,005	7,464,607

(*) The legal reserve funds maintained in the BCRP are non-interest bearing, except for the part that exceeds the minimum reserve required that accrued interest at a nominal annual rate, established by the BCRP. As of December 31, 2024 and 2023, the Group presented only excess in foreign currency that accrued interest in US Dollars at an annual average rate of 3.90 and 4.86 percent, respectively.

During the years 2024, 2023 and 2022, the Group recognized income for interest related to the excess of the legal reserve, which amounted to S/202,637,000, S/194,446,000 and S/61,302,000, respectively, and were recorded in the item "Interest on due from banks and inter-bank funds” of the caption "Interest and similar income" of the consolidated statement of income, see Note 19.

In Group Management’s opinion, Interbank has complied with the requirements established by the rules in force related to the computation of the legal reserve.

(**) As of December 31, 2024, corresponds to overnight deposits in local currency, with maturity in the first days of January 2025, and accrued interest at an annual interest rate of 4.83 percent.

During the years 2024, 2023 and 2022, the Group recognized interest on time deposits, which amounted to S/52,245,000, S/36,960,000 and S/48,331,000, respectively, and were recorded in the item "Interest on due from banks and inter-bank funds” of the caption "Interest and similar income" of the consolidated statement of income, see Note 19.

(***) As of December 31, 2024, corresponds to an overnight deposit in foreign currency for US$150,000,000 (approximately equivalent to S/564,600,000), with maturity in the first days of January 2025, and accrued interest at an annual interest rate of 4.44 percent, (as of December 31, 2023, it corresponded to an overnight deposit in foreign currency for US$130,000,000 (approximately equivalent to S/482,170,000), and an overnight deposit in local currency for S/140,000,000, with maturity in the first days of January 2024, and accrued interest at an annual interest rate of 5.33 and 4.0 percent, respectively).

During the years 2024, 2023 and 2022, the Group recognized income for interest on overnight deposits, which amounted to S/66,989,000, S/68,850,000and S/35,874,000, respectively, and were recorded in the item "Interest on due from banks and inter-bank funds” of the caption "Interest and similar income" of the consolidated statement of income, see Note 19.

(c)
Deposits in domestic banks and abroad are mainly in Soles and US Dollars, they are freely available and accrue interest at market rates.
(d)
The Group maintains restricted funds related to:

	2024	2023
	S/(000)	S/(000)
Inter-bank transfers (*)	596,648	694,118
Derivative financial instruments, Note 10(b)(i) and Note 29.1(g.1)	21,568	24,725
Others	1,550	1,848
Total	619,766	720,691

(*) Funds held at BCRP to guarantee transfers made through the Electronic Clearing House ("CCE", by its Spanish acronym).

(e)
Inter-bank funds

These are loans made between financial institutions with maturity, in general, minor than 30 days. As of December 31, 2024, Inter-bank funds assets accrue interest at an annual rate of 5.00 percent in local currency (annual rate of 6.75 percent in local currency and annual rate of 5.5 in foreign currency for Inter-bank funds assets and liabilities, as of December 31, 2023); and do not have specific guarantees.

5.
Financial investments
(a)
This caption is made up as follows:

	2024	2023
	S/(000)	S/(000)
Debt instruments measured at fair value through other comprehensive income (b) and (c)	20,377,805	20,912,184
Investments at amortized cost (d)	3,784,912	3,383,014
Investments at fair value through profit or loss (e)	1,776,567	1,556,540
Equity instruments measured at fair value through other comprehensive income (f)	458,268	444,878
Total financial investments	26,397,552	26,296,616
Accrued income
Debt instruments measured at fair value through other comprehensive income (b)	347,087	334,385
Investments at amortized cost (d)	113,286	90,990
Total	26,857,925	26,721,991

In the determination of the expected loss for the financial investments’ portfolio, the Group has not needed to apply any subsequent adjustment to the model through expert judgment, because the most significant investments held as of December 31, 2024 and 2023 are continuously evaluated by local and international credit-rating agencies, in an individual manner. Said agencies periodically modify the ratings of the issuers in accordance with the risk variation of each of the financial instrument, based on specific situation of issuers.

(b)
Following is the detail of debt instruments measured at fair value through other comprehensive income:

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated	Maturity	S/		US$
2024	cost	Gains	Losses (c)	fair value		Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
Corporate, leasing and subordinated bonds (*)	9,867,060	111,866	(805,981)	9,172,945	Jan-25 / Feb-97	2.20	14.00	3.70	10.86
Sovereign Bonds of the Republic of Peru (**)	8,331,426	24,387	(410,536)	7,945,277	Aug-26 / Feb-55	2.81	7.12	—	—
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	2,113,571	370	(17)	2,113,924	Jan-25 / Jun-25	4.51	4.68	—	—
Bonds guaranteed by the Peruvian Government	554,359	6,798	(4,603)	556,554	Apr-28 / Oct-33	3.65	4.74	6.37	7.22
Global Bonds of the Republic of Peru	548,697	—	(27,058)	521,639	Jul-25 / Nov-50	—	—	5.00	6.14
Treasury Bonds of the United States of America	57,607	—	(5,082)	52,525	Nov-31 / Aug-34	—	—	4.46	4.53
Global Bonds of the United States of Mexico	18,100	—	(3,159)	14,941	Feb-34	—	—	6.51	6.51
Total	21,490,820	143,421	(1,256,436)	20,377,805
Accrued interest				347,087
Total				20,724,892

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated	Maturity	S/		US$
2023	cost	Gains	Losses (c)	fair value		Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
Corporate, leasing and subordinated bonds (*)	9,443,384	83,511	(865,654)	8,661,241	Jan-24 / Feb-97	2.22	14.52	4.00	18.00
Sovereign Bonds of the Republic of Peru (**)	8,320,671	13,599	(558,282)	7,775,988	Aug-24 / Feb-55	0.95	6.82	—	—
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru (***)	3,445,361	3,638	(15)	3,448,984	Jan-24 / Sep-24	5.60	6.66	—	—
Bonds guaranteed by the Peruvian Government	475,542	7,810	(9,722)	473,630	Oct-24 / Oct-33	2.81	4.65	7.39	7.92
Global Bonds of the Republic of Peru	498,897	—	(35,564)	463,333	Jul-25 / Dec-32	—	—	4.76	5.23
Treasury Bonds of the United States of America	76,556	26	(3,252)	73,330	Jan-24 / Feb-32	—	—	3.87	5.00
Global Bonds of the United States of Mexico	17,769	—	(2,091)	15,678	Feb-34	—	—	5.51	5.51
Total	22,278,180	108,584	(1,474,580)	20,912,184
Accrued interest				334,385
Total				21,246,569

(*) As of December 31, 2024, Inteligo Bank holds corporate bonds from several entities for approximately S/410,509,000, which guarantee loans with BMO Capital Markets Corp and Bank J. Safra Sarasin (Inteligo holds corporate bonds from several entities for approximately S/101,215,000, which guarantee loans with Bank J. Safra Sarasin, as of December 31, 2023), see Note 12(d).

(**) As of December 31, 2024 and 2023, Interbank holds Sovereign Bonds of the Republic of Peru for approximately S/1,027,038,000 and S/629,265,000, respectively, which guarantee loans with foreign banks, see Note 12(d). As of December 31, 2023, Interbank held Sovereign Bonds of the Republic of Peru for approximately S/887,454,000, which guaranteed loans with the BCRP, see Note 12(b).

(***) As of December 31, 2023, Interbank maintained Negotiable Certificates of Deposits issued by the BCRP for approximately S/785,206,000, which guaranteed loans with the BCRP, see Note 12(b).

The following table shows the credit quality and maximum exposure to credit risk based on the Group's internal credit rating of debt instruments measured at fair value through other comprehensive income as of December 31, 2024 and 2023. The amounts presented do not consider impairment.

	2024				2023
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/ (000)	S/ (000)	S/ (000)	S/ (000)	S/ (000)	S/ (000)	S/ (000)	S/ (000)
Not impaired
High grade	2,946,070	—	—	2,946,070	4,261,926	—	—	4,261,926
Standard grade	16,385,685	823,057	—	17,208,742	15,898,382	750,179	—	16,648,561
Sub-standard grade	—	222,993	—	222,993	—	—	—	-
Impaired
Individual	—	—	—	—	—	—	1,697	1,697
Total	19,331,755	1,046,050	—	20,377,805	20,160,308	750,179	1,697	20,912,184

(c)
The Group, according to the business model applied to these debt instruments, has the capacity to hold these investments for a sufficient period that allows the recovery of the fair value, up to the maximum period for the early recovery or the due date.

The following table shows the analysis of changes in fair value and the corresponding expected credit loss:

	2024
Gross carrying amount of debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	20,160,308	750,179	1,697	20,912,184
New originated or purchased assets	4,916,977	—	—	4,916,977
Assets matured or derecognized (excluding write-offs)	(5,166,123)	(101,294)	(1,718)	(5,269,135)
Change in fair value	(218,924)	(28,365)	—	(247,289)
Transfers to Stage 1	—	—	—	—
Transfers to Stage 2	(425,221)	425,221	—	—
Transfers to Stage 3	—	—	—	—
Write-offs	—	—	—	—
Foreign exchange effect	64,738	309	21	65,068
End of year balances	19,331,755	1,046,050	—	20,377,805

	2024
Movement of the allowance for expected credit losses for debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	9,877	37,987	13,182	61,046
New originated or purchased assets	1,095	—	—	1,095
Assets matured or derecognized (excluding write-offs)	(851)	(2,808)	(256)	(3,915)
Transfers to Stage 1	—	—	—	—
Transfers to Stage 2	(1,053)	1,053	—	—
Transfers to Stage 3	—	—	—	—
Effect on the expected credit loss due to the change of the stage during the year	—	8,958	—	8,958
Others (*)	457	40,926	—	41,383
Write-offs	—	—	(13,043)	(13,043)
Recoveries	—	—	—	—
Foreign exchange effect	(142)	(409)	117	(434)
Expected credit loss at the end of the period	9,383	85,707	—	95,090

(*) Corresponds mainly to the effects on the expected loss due to changes in investment ratings that do not necessarily have resulted in stage transfers during the year.

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

(*) Corresponds mainly to the effects on the expected loss due to changes in investment ratings that do not necessarily have resulted in stage transfers during the year.

In the determination of the expected loss for the portfolio of financial investments, for the years 2024 and 2023; it has not been necessary to perform a subsequent adjustment to the model because it captures the expected loss in a satisfactory manner considering the Group's portfolio investments.

As a result of the assessment of the impairment of its debt instruments at fair value through other comprehensive income, the Group recorded a loss of S/47,521,000, S/7,500,000 and S/12,752,000 during the year 2024, 2023 and 2022, which are presented in the caption “Loss to impairment of financial investments” in the consolidated statement of income. The movement of unrealized results of investments at fair value through other comprehensive income, net of income tax and non-controlling interest, is presented in Notes 16(d) and (e).

(d)
As of December 31, 2024, investments at amortized cost corresponds mainly to sovereign bonds of the Republic of Peru issued in Soles for an amount of S/3,799,540,000, including accrued interest for an amount of S/101,143,000 (as of December 31, 2023, corresponded to sovereign bonds of the Republic of Peru issued in Soles for an amount of S/3,393,962,000, including accrued interest for an amount of S/86,652,000). Said investments present low credit risk and the impairment loss is not significant.

As of December 31, 2024, these investments have maturity dates that range from August 2026 to August 2039, have accrued interest at effective annual rates between 4.36 percent and 7.76 percent, and a fair value amounting to approximately S/3,775,935,000 (as of December 31, 2023, their maturity dates ranged from August 2024 to August 2037, accrued interest at effective annual rates between 4.36 percent and 7.50 percent, and a fair value amounted to approximately S/3,277,672,000 ).

Additionally, as of December 31, 2024, term deposits mainly issued in local currency are held, for an amount of S/98,658,000, including accrued interest amounting to S/12,143,000 (as of December 31, 2023, term deposits mainly issued in local currency are held, for an amount of S/80,042,000, included accrued interest amounting to S/4,338,000).Said investments present low credit risk and the impairment loss is not material. As of December 31, 2024, the maturity of these investments fluctuates between January 2025 and February 2029, have accrued interest at effective annual rates between 3.10 percent and 8.80 percent, and their fair value amounts to approximately S/98,658,000 (as of December 31, 2023, the maturity of these investments fluctuated between April 2024 and February 2029, have accrued interest at effective annual rates between 3.10 percent and 8.80 percent, and a fair value amounted to approximately S/80,042,000).

During the years 2024 and 2023, the Government of the Republic of Peru performed public offerings to repurchase certain sovereign bonds, with the purpose of renewing its debt and funding the fiscal deficit. Considering the purpose of this offering, subsequently to it, there should not be existing remaining sovereign bonds of the repurchased issuances or, in case of existing, they would become illiquid on the market. In that sense, during year 2024, Interbank took part of these public offering and sold to the Government of the Republic of Peru, sovereign bonds classified as investments at amortized cost for approximately S/630,749,000, generating a gain amounting to S/866,000 (during year 2023, Interbank sold S/482,632,000, generating a loss amounting to S/490,000), which was recorded in the caption “Net gain (loss) on sale of financial investments” of the consolidated statement of income. Additionally, with the purpose of maintaining its asset management strategy, Interbank, during year 2024, purchased simultaneously other sovereign bonds of the Republic of Peru for approximately S/628,675,000, and classified them as investments at amortized cost (during year 2023, purchased S/488,127,000 and classified them as investments at amortized cost). In Management’s opinion and pursuant to IFRS 9, said transaction is congruent with the Group’s business model because although said sales were significant, they were infrequent and were performed with the sole purpose of facilitating the renewal and the funding of the fiscal deficit of the Republic of Peru, and thus the business model regarding these assets has always been to collection of the contractual cash flows.

As of December 31, 2024 and 2023, Interbank holds loans with the BCRP that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/1,861,524,000 and S/2,058,931,000, respectively, see Note 12(b).

As of December 31, 2024 and 2023, Interbank holds loans with foreign banks that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/435,242,000 and S/445,909,000, respectively; see Note 12(d).

(e)
The composition of financial instruments at fair value through profit or loss is as follows:

	2024	2023
	S/(000)	S/(000)
Equity instruments
Local and foreign mutual funds and investment funds participations	1,396,582	1,169,491
Listed shares	202,054	253,203
Non-listed shares	154,856	122,482
Debt instruments
Negotiable Certificates of Deposits	12,365	6,075
Sovereign Bonds of the Republic of Peru	8,538	-
Corporate, leasing and subordinated bonds	2,172	5,289
Total	1,776,567	1,556,540

As of December 31, 2024 and 2023, investments at fair value through profit or loss include investments held for trading for approximately S/152,755,000 and S/194,033,000, respectively; and those assets that are necessarily measured at fair value through profit or loss for approximately S/1,623,812,000 and S/1,362,507,000, respectively.

During the year 2024, the Group recognized gains from valuation of instruments at fair value through profit or loss for approximately S/95,783,000 (during the year 2023 and 2022 recognized losses for S/53,134,000 and S/303,733,000), which are part of caption “Net gain (loss) from financial assets at fair value through profit or loss” of the consolidated statement of income.

During the years 2024, 2023 and 2022, the Group received dividends from these investments for approximately S/12,084,000, S/8,838,000 and S/33,897,000, respectively, which were recorded as “Dividends on financial instruments” in the caption “Interest and similar income” of the consolidated statement of income, see Note 19.

(f)
The composition of equity instruments measured at fair value through other comprehensive income is as follow:

	2024	2023
	S/(000)	S/(000)
Listed shares (g)	420,474	407,636
Non-listed shares	37,794	37,242
Total	458,268	444,878

As of December 31, 2024 and 2023, it corresponds to investments in shares in the biological sciences, distribution of machinery, energy, telecommunications, financial and general insurance consumption sectors that are listed on the domestic and foreign markets.

During the years 2024, 2023 and 2022, the Group received dividends from these investments for approximately S/37,312,000, S/33,941,000 and S/45,031,000, respectively, which were recorded as “Dividends on financial instruments” in the caption “Interest and similar income” in the consolidated statement of income, see Note 19.

(g)
During the year 2024, the Group sold shares of several entities, which were irrevocably designated at fair value through other comprehensive income. The total amount of the sales amounted to S/40,591,000 generating total losses for approximately S/53,737,000 (in 2023, the sales amounted to S/80,372,000, generating total gains for approximately S/33,433,000; in 2022, the sales amounted to S/345,791,000, generating total gains for approximately S/16,313,000). In accordance with IFRS 9 and considering the classification of this investment said gains or losses were reclassified to caption “Retained Earnings” of the consolidated statement of changes in equity.

(h)
The following is the balance of investments at fair value through other comprehensive income (debt and equity instruments) and investments at amortized cost as of December 31, 2024 and 2023 classified by contractual maturity (without including accrued interest or future interest):

	2024		2023
	Investments at fair value through other comprehensive income	Investments at amortized cost	Investments at fair value through other comprehensive income	Investments at amortized cost
	S/(000)	S/(000)	S/(000)	S/(000)
Up to 3 months	1,973,030	52,301	1,933,761	—
From 3 months to 1 year	528,185	11,413	2,279,986	634,133
From 1 to 3 years	2,431,310	422,956	2,347,378	485,590
From 3 to 5 years	2,205,297	327,432	1,660,263	146,633
From 5 years onwards	13,239,983	2,970,810	12,690,796	2,116,658
Equity instruments (without maturity)	458,268	—	444,878	—
Total	20,836,073	3,784,912	21,357,062	3,383,014

(i)
Below are the debt instruments measured at fair value through other comprehensive income and at amortized cost according to the stages indicated by IFRS 9 as of December 31, 2024 and 2023:

	2024
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	11,643,674	—	—	11,643,674
Corporate, leasing and subordinated bonds	8,126,895	1,046,050	—	9,172,945
Negotiable Certificates of Deposit issued by the BCRP	2,113,924	—	—	2,113,924
Bonds guaranteed by the Peruvian government	556,554	—	—	556,554
Global Bonds of the Republic of Peru	521,639	—	—	521,639
Treasury Bonds of the United States of America	52,525	—	—	52,525
Global Bonds of the United States of Mexico	14,941	—	—	14,941
Term deposits	86,515	—	—	86,515
Total	23,116,667	1,046,050	—	24,162,717

	2023
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	11,083,297	—	—	11,083,297
Corporate, leasing and subordinated bonds	7,909,365	750,179	1,697	8,661,241
Negotiable Certificates of Deposit issued by the BCRP	3,448,984	—	—	3,448,984
Bonds guaranteed by the Peruvian government	473,630	—	—	473,630
Global Bonds of the Republic of Peru	463,333	—	—	463,333
Treasury Bonds of the United States of America	73,330	—	—	73,330
Global Bonds of the United States of Mexico	15,678	—	—	15,678
Term deposits	75,705	—	—	75,705
Total	23,543,322	750,179	1,697	24,295,198

6.
Loan, net
(a)
This caption is made up as follows:

	2024	2023
	S/(000)	S/(000)
Direct loans
Loans (*)	38,456,682	35,789,130
Credit cards and other loans (**)	5,386,427	6,023,769
Discounted notes	1,706,886	1,567,411
Leasing	1,584,357	1,495,290
Factoring	1,410,968	1,244,795
Advances and overdrafts	101,848	14,617
Refinanced loans	449,438	461,995
Past due and under legal collection loans	1,318,758	1,652,151
	50,415,364	48,249,158
Plus (minus)
Accrued interest from performing loans (f)	569,384	657,355
Unearned interest and interest collected in advance	(25,133)	(36,706)
Impairment allowance for loans (d)	(1,730,167)	(2,349,425)
Total direct loans, net	49,229,448	46,520,382
Indirect loans, Note 18(a)	5,068,694	4,743,480

(*) As of December 31, 2024 and 2023, Interbank maintains repo operations of loans represented in securities according to the BCRP’s definition. In consequence, loans provided as guarantee amounts to S/123,772,000 and S/504,158,000, respectively, and is presented in the caption “Loan, net”, and the related liability is presented in the caption “Due to banks and correspondents” of the consolidated statement of financial position; see Note 12(b).

(**) As of December 31, 2024 and 2023, it includes non-revolving consumer loans for approximately S/2,666,284,000 and S/3,149,149,000, respectively.

(b)
The classification of the direct loan portfolio is as follows:

	2024	2023
	S/(000)	S/(000)
Commercial loans (c.1)	22,770,495	21,155,476
Consumer loans (c.1)	15,036,411	16,325,460
Mortgage loans (c.1)	10,571,300	9,834,398
Small and micro-business loans (c.1)	2,037,158	933,824
Total	50,415,364	48,249,158

As explained in further detail in Note 29.1, for purposes of estimating the impairment loss in accordance with IFRS 9, the Group's loans are segmented into homogeneous groups that share similar risk characteristics. In this sense, the Group has determined three types of loan portfolios: Retail Banking (consumer and mortgage loans), Commercial Banking (commercial loans) and Small Business Banking (loans to small and micro-business).

(c)
The following table shows the credit quality and maximum exposure to credit risk based on the Group's internal credit rating as of December 31, 2024 and 2023. The amounts presented do not consider impairment.

	2024				2023
Direct loans, (c.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	32,184,807	340,472	—	32,525,279	35,098,364	1,068,674	—	36,167,038
Standard grade	8,332,692	1,513,955	—	9,846,647	2,832,251	1,510,897	—	4,343,148
Sub-standard grade	2,705,012	1,582,401	—	4,287,413	1,367,503	1,450,751	—	2,818,254
Past due but not impaired	1,335,553	1,172,779	—	2,508,332	1,949,892	1,460,138	—	3,410,030
Impaired
Individually	—	—	23,214	23,214	—	—	36,257	36,257
Collectively	—	—	1,224,479	1,224,479	—	—	1,474,431	1,474,431
Total direct loans	44,558,064	4,609,607	1,247,693	50,415,364	41,248,010	5,490,460	1,510,688	48,249,158

	2024				2023
Contingent Credits: Guarantees and stand by letters, import and export letters of credit (substantially, all indirect loans correspond to commercial loans)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	3,434,095	31,240	—	3,465,335	3,988,999	457,518	—	4,446,517
Standard grade	1,055,740	118,821	—	1,174,561	32,433	214,806	—	247,239
Sub-standard grade	272,352	132,498	—	404,850	2,823	31,101	—	33,924
Past due but not impaired	—	—	—	—	—	—	—	—
Impaired
Individually	—	—	6,181	6,181	—	—	6,181	6,181
Collectively	—	—	17,767	17,767	—	—	9,619	9,619
Total indirect loans	4,762,187	282,559	23,948	5,068,694	4,024,255	703,425	15,800	4,743,480

(c.1) The following tables show the credit quality and maximum exposure to credit risk for each classification of the direct loans:

	2024				2023
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	11,636,968	290,927	—	11,927,895	14,979,356	855,890	—	15,835,246
Standard grade	6,274,653	1,024,426	—	7,299,079	1,347,961	1,013,803	—	2,361,764
Sub-standard grade	1,749,950	356,019	—	2,105,969	450,577	314,063	—	764,640
Past due but not impaired	770,026	345,062	—	1,115,088	1,431,064	364,603	—	1,795,667
Impaired
Individually	—	—	23,214	23,214	—	—	36,257	36,257
Collectively	—	—	299,250	299,250	—	—	361,902	361,902
Total direct loans	20,431,597	2,016,434	322,464	22,770,495	18,208,958	2,548,359	398,159	21,155,476

	2024				2023
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	10,914,268	28,813	—	10,943,081	11,475,514	199,501	—	11,675,015
Standard grade	1,210,504	320,220	—	1,530,724	945,060	452,811	—	1,397,871
Sub-standard grade	593,507	765,324	—	1,358,831	717,526	755,121	—	1,472,647
Past due but not impaired	180,748	508,336	—	689,084	217,712	829,119	—	1,046,831
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	514,691	514,691	—	—	733,096	733,096
Total direct loans	12,899,027	1,622,693	514,691	15,036,411	13,355,812	2,236,552	733,096	16,325,460

	2024				2023
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	8,407,045	20,165	—	8,427,210	8,093,031	13,283	—	8,106,314
Standard grade	528,923	3,714	—	532,637	433,968	17,124	—	451,092
Sub-standard grade	318,802	400,671	—	719,473	193,340	348,274	—	541,614
Past due but not impaired	322,348	244,537	—	566,885	261,100	200,873	—	461,973
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	325,095	325,095	—	—	273,405	273,405
Total direct loans	9,577,118	669,087	325,095	10,571,300	8,981,439	579,554	273,405	9,834,398

	2024				2023
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	1,226,526	567	—	1,227,093	550,463	—	—	550,463
Standard grade	318,612	165,595	—	484,207	105,262	27,159	—	132,421
Sub-standard grade	42,753	60,387	—	103,140	6,060	33,293	—	39,353
Past due but not impaired	62,431	74,844	—	137,275	40,016	65,543	—	105,559
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	85,443	85,443	—	—	106,028	106,028
Total direct loans	1,650,322	301,393	85,443	2,037,158	701,801	125,995	106,028	933,824

(d)
The balances of the direct and indirect loan portfolio and the movement of the respective allowance for expected credit loss, calculated according to IFRS 9, is as follows:

(d.1) Direct loans

	2024				2023
Gross carrying amount of direct loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	41,248,010	5,490,460	1,510,688	48,249,158	41,798,055	4,037,168	1,190,127	47,025,350
New originated or purchased assets	24,385,615	—	—	24,385,615	22,372,321	—	—	22,372,321
Assets matured or derecognized (excluding write-offs)	(14,540,979)	(1,529,947)	(74,309)	(16,145,235)	(14,406,950)	(977,654)	(72,977)	(15,457,581)
Transfers to Stage 1	1,191,935	(1,190,305)	(1,630)	—	762,554	(760,269)	(2,285)	—
Transfers to Stage 2	(3,580,445)	3,607,482	(27,037)	—	(4,664,954)	4,706,631	(41,677)	—
Transfers to Stage 3	(1,051,604)	(1,294,253)	2,345,857	—	(1,235,354)	(1,054,563)	2,289,917	—
Write-offs	—	—	(2,405,564)	(2,405,564)	—	—	(1,714,968)	(1,714,968)
Others (*)	(3,181,151)	(481,308)	(103,405)	(3,765,864)	(3,217,003)	(449,390)	(131,273)	(3,797,666)
Foreign exchange effect	86,683	7,478	3,093	97,254	(160,659)	(11,463)	(6,176)	(178,298)
End of year balances	44,558,064	4,609,607	1,247,693	50,415,364	41,248,010	5,490,460	1,510,688	48,249,158

	2024				2023
Changes in the allowance for expected credit losses for direct loans, see (d.1.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of year balances	545,242	833,912	970,271	2,349,425	608,558	737,286	682,011	2,027,855
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	345,800	—	—	345,800	624,484	—	—	624,484
Assets matured or derecognized (excluding write-offs)	(117,510)	(63,854)	(24,285)	(205,649)	(147,086)	(66,329)	(25,445)	(238,860)
Transfers to Stage 1	115,241	(114,022)	(1,219)	—	106,745	(104,939)	(1,806)	—
Transfers to Stage 2	(142,315)	149,763	(7,448)	—	(327,728)	339,051	(11,323)	—
Transfers to Stage 3	(88,212)	(380,565)	468,777	—	(163,156)	(269,881)	433,037	—
Impact on the expected credit loss for credits that change stage in the year (***)	(98,820)	193,935	1,476,103	1,571,218	(90,594)	259,309	1,407,191	1,575,906
Others (**)	(120,334)	(52,823)	185,680	12,523	(65,775)	(60,358)	163,834	37,701
Total	(106,150)	(267,566)	2,097,608	1,723,892	(63,110)	96,853	1,965,488	1,999,231
Write-offs	—	—	(2,524,919)	(2,524,919)	—	—	(1,813,670)	(1,813,670)
Recovery of written–off loans	—	—	179,683	179,683	—	—	138,886	138,886
Foreign exchange effect	232	290	1,564	2,086	(206)	(227)	(2,444)	(2,877)
Expected credit loss at the end of year balances	439,324	566,636	724,207	1,730,167	545,242	833,912	970,271	2,349,425

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

(***) The Group applied its expert judgement with the purpose of reflecting the effects of the potential impairment that could be caused by the withdrawals of Compensation for Service Time (CTS) deposits and of funds managed by the Administrators of Private Pension Funds (AFP), which resulted in a one-time improvement of consumer' credit scores during 2024, and the possible impact of the El Niño event during 2023, that were not considered in the forward-looking model and led to incur in a higher provision for expected loss, see Note 29.1(d.8).

(d.1.1) The following tables show the movement of the allowance for expected credit losses for each classification of the direct loan portfolio:

	2024				2023
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	51,611	64,470	162,385	278,466	45,474	47,311	154,299	247,084
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	35,739	—	—	35,739	47,129	—	—	47,129
Assets derecognized or matured (excluding write-offs)	(27,765)	(18,765)	(4,083)	(50,613)	(26,668)	(10,113)	(2,924)	(39,705)
Transfers to Stage 1	5,405	(5,405)	—	—	2,920	(2,687)	(233)	—
Transfers to Stage 2	(20,669)	21,431	(762)	—	(27,598)	30,826	(3,228)	—
Transfers to Stage 3	(2,208)	(14,571)	16,779	—	(10,620)	(16,046)	26,666	—
Impact on the expected credit loss for credits that change stage in the year (**)	(4,722)	(1,638)	12,108	5,748	(1,988)	7,333	40,748	46,093
Others (*)	(20,973)	(9,539)	9,402	(21,110)	23,154	8,006	6,579	37,739
Total	(35,193)	(28,487)	33,444	(30,236)	6,329	17,319	67,608	91,256
Write-offs	—	—	(78,217)	(78,217)	—	—	(62,960)	(62,960)
Recovery of written–off loans	—	—	4,254	4,254	—	—	5,189	5,189
Foreign exchange effect	222	175	1,147	1,544	(192)	(160)	(1,751)	(2,103)
Expected credit loss at end of year	16,640	36,158	123,013	175,811	51,611	64,470	162,385	278,466

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

(**) The Group applied its expert judgement with the purpose of reflecting the effects of the potential impairment that could be caused by the withdrawals of Compensation for Service Time (CTS) deposits and of funds managed by the Administrators of Private Pension Funds (AFP), which resulted in a one-time improvement of consumer' credit scores during 2024, and the possible impact of the El Niño event during 2023, that were not considered in the forward-looking model and led to incur in a higher provision for expected loss, see Note 29.1(d.8).

	2024				2023
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	466,606	713,361	682,417	1,862,384	534,005	657,474	430,902	1,622,381
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	219,439	—	—	219,439	552,847	—	—	552,847
Assets derecognized or matured (excluding write-offs)	(75,335)	(38,022)	(8,120)	(121,477)	(98,984)	(54,036)	(10,863)	(163,883)
Transfers to Stage 1	96,900	(95,895)	(1,005)	—	95,173	(93,918)	(1,255)	—
Transfers to Stage 2	(101,634)	104,024	(2,390)	—	(282,373)	287,164	(4,791)	—
Transfers to Stage 3	(73,066)	(338,289)	411,355	—	(135,476)	(231,432)	366,908	—
Impact on the expected credit loss for credits that change stage in the year (**)	(81,900)	174,052	1,369,154	1,461,306	(81,051)	221,421	1,263,515	1,403,885
Others (*)	(47,271)	(44,916)	188,121	95,934	(117,534)	(73,259)	162,060	(28,733)
Total	(62,867)	(239,046)	1,957,115	1,655,202	(67,398)	55,940	1,775,574	1,764,116
Write-offs	—	—	(2,310,032)	(2,310,032)	—	—	(1,647,576)	(1,647,576)
Recovery of written–off loans	—	—	165,081	165,081	—	—	123,679	123,679
Foreign exchange effect	1	101	119	221	(1)	(53)	(162)	(216)
Expected credit loss at end of year	403,740	474,416	494,700	1,372,856	466,606	713,361	682,417	1,862,384

	2024				2023
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	6,794	25,753	54,651	87,198	4,236	12,285	45,101	61,622
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	4,114	—	—	4,114	3,949	—	—	3,949
Assets derecognized or matured (excluding write-offs)	(429)	(1,689)	(9,267)	(11,385)	(181)	(833)	(10,625)	(11,639)
Transfers to Stage 1	9,983	(9,983)	—	—	6,414	(6,414)	—	—
Transfers to Stage 2	(2,348)	6,551	(4,203)	—	(2,052)	5,115	(3,063)	—
Transfers to Stage 3	(2,025)	(3,142)	5,167	—	(1,915)	(2,423)	4,338	—
Impact on the expected credit loss for credits that change stage in the year (**)	(9,606)	16,451	15,411	22,256	(5,956)	15,996	20,982	31,022
Others (*)	(969)	10,001	(15,977)	(6,945)	2,312	2,040	2,018	6,370
Total	(1,280)	18,189	(8,869)	8,040	2,571	13,481	13,650	29,702
Write-offs	—	—	(1,755)	(1,755)	—	—	(3,580)	(3,580)
Recovery of written–off loans	—	—	—	—	—	—	—	—
Foreign exchange effect	9	14	294	317	(13)	(13)	(520)	(546)
Expected credit loss at end of year	5,523	43,956	44,321	93,800	6,794	25,753	54,651	87,198

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

(**) The Group applied its expert judgement with the purpose of reflecting the effects of the potential impairment that could be caused by the withdrawals of Compensation for Service Time (CTS) deposits and of funds managed by the Administrators of Private Pension Funds (AFP), which resulted in a one-time improvement of consumer' credit scores during 2024, and the possible impact of the El Niño event during 2023, that were not considered in the forward-looking model and led to incur in a higher provision for expected loss, see Note 29.1(d.8).

	2024				2023
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	20,231	30,328	70,818	121,377	24,843	20,216	51,709	96,768
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	86,508	—	—	86,508	20,559	—	—	20,559
Assets derecognized or matured (excluding write-offs)	(13,981)	(5,378)	(2,815)	(22,174)	(21,253)	(1,347)	(1,033)	(23,633)
Transfers to Stage 1	2,953	(2,739)	(214)	—	2,238	(1,920)	(318)	—
Transfers to Stage 2	(17,664)	17,757	(93)	—	(15,705)	15,946	(241)	—
Transfers to Stage 3	(10,913)	(24,563)	35,476	—	(15,145)	(19,980)	35,125	—
Impact on the expected credit loss for credits that change stage in the year (**)	(2,592)	5,070	79,430	81,908	(1,599)	14,559	81,946	94,906
Others (*)	(51,121)	(8,369)	4,134	(55,356)	26,293	2,855	(6,823)	22,325
Total	(6,810)	(18,222)	115,918	90,886	(4,612)	10,113	108,656	114,157
Write-offs	—	—	(134,915)	(134,915)	—	—	(99,554)	(99,554)
Recovery of written–off loans	—	—	10,348	10,348	—	—	10,018	10,018
Foreign exchange effect	—	—	4	4	—	(1)	(11)	(12)
Expected credit loss at end of year	13,421	12,106	62,173	87,700	20,231	30,328	70,818	121,377

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

(**) The Group applied its expert judgement with the purpose of reflecting the effects of the potential impairment that could be caused by the withdrawals of Compensation for Servive Time (CTS) deposits and of funds managed by the Administrators of Private Pension Funds (AFP), which resulted in a one-time improvement of consumer' credit scores during 2024, and the possible impact of the El Niño event during 2023, that were not considered in the forward-looking model and led to incur in a higher provision for expected loss, see Note 29.1(d.8).

(d.2) Indirect loans (substantially, all indirect loans correspond to commercial loans)

	2024				2023
Gross carrying amount of contingent credits, guarantees and stand-by letters, import and export letters of credit	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	4,024,255	703,425	15,800	4,743,480	3,959,441	501,830	26,076	4,487,347
New originated or purchased assets	2,669,212	—	—	2,669,212	2,122,067	—	—	2,122,067
Assets derecognized or matured	(2,044,010)	(332,730)	(882)	(2,377,622)	(1,606,539)	(135,042)	(1,784)	(1,743,365)
Transfers to Stage 1	172,930	(172,930)	—	—	30,259	(30,259)	—	—
Transfers to Stage 2	(100,437)	102,899	(2,462)	—	(392,176)	407,454	(15,278)	—
Transfers to Stage 3	(277)	(10,778)	11,055	—	(12)	(6,687)	6,699	—
Others (*)	23,959	(8,766)	436	15,629	(54,162)	(26,950)	92	(81,020)
Foreign exchange effect	16,555	1,439	1	17,995	(34,623)	(6,921)	(5)	(41,549)
End of year balances	4,762,187	282,559	23,948	5,068,694	4,024,255	703,425	15,800	4,743,480

	2024				2023
Changes in the allowance for expected credit losses for contingent credits, guarantees and stand-by letters, import and export letters of credit	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year balances	6,624	3,939	7,369	17,932	8,354	18,205	8,936	35,495
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	2,110	—	—	2,110	4,770	—	—	4,770
Assets derecognized or matured	(3,275)	(1,484)	(330)	(5,089)	(1,988)	(4,205)	(631)	(6,824)
Transfers to Stage 1	1,265	(1,265)	—	—	180	(180)	—	—
Transfers to Stage 2	(697)	961	(264)	—	(1,986)	3,626	(1,640)	—
Transfers to Stage 3	(229)	(91)	320	—	(1)	(50)	51	—
Impact on the expected credit loss for credits that change stage in the year	(1,001)	(109)	1,202	92	(57)	(837)	684	(210)
Others (**)	(2,155)	294	1,035	(826)	(2,521)	(12,600)	(28)	(15,149)
Total	(3,982)	(1,694)	1,963	(3,713)	(1,603)	(14,246)	(1,564)	(17,413)
Foreign exchange effect	21	5	3	29	(127)	(20)	(3)	(150)
Expected credit loss at the end of year balances, Note 10(a)	2,663	2,250	9,335	14,248	6,624	3,939	7,369	17,932

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

(e)
In Group Management’s opinion, the allowance for loan losses recorded as of December 31, 2024 and 2023, has been established in accordance with IFRS 9; and it is sufficient to cover incurred losses on the loan portfolio.
(f)
During 2024 and 2023, the interest that the loan portfolio generates is freely agreed considering the interest rates prevailing on the market. Notwithstanding the above, Act No. 31143, “Act Protecting Consumers of Financial Services from Usury” established that the BCRP is the entity that determined maximum and minimum interest rates for consumer, small and micro-business loans in financial institutions. As of December 31, 2024, the maximum interest rate for the period between November 2024 and April 2025 is 112.98 percent in national currency and 93.86 percent in foreign currency (the maximum interest rate for the period between November 2023 and April 2024 was 101.86 percent in national currency and 82.94 percent in foreign currency, as of December 31, 2023).
(g)
Interest income from loans classified in Stage 3 is calculated through the effective interest rate adjusted for credit quality at amortized cost.
(h)
The refinanced loans during the 2024 period amounted to approximately S/104,173,000 (S/132,172,000, during the year 2023) which had no significant impact on the consolidated statement of income.

During 2024 and 2023, the Group has carried out rescheduling of credits related to social conflicts, natural disasters and other resolutions that amounted to S/853,222,000 and S/1,979,342,000, respectively. Said loans are not considered as refinanced loans. See further detail in Note 29.1 (d.7.3).

During recent years, the Group modified the contractual conditions of a determined number of loans that were granted under the “Reactiva Peru” program, said loans were not deemed as refinanced loans. As of December 31, 2024 and 2023, the balance of rescheduled loans amounts of approximately S/212,398,000 and S/730,508,000, respectively; see further detail in Note 29.1 (d.7.2).

Additionally, during 2020, the Group modified the contractual conditions of a determined number of loans as relief for its clients’ liquidity as consequence of the Covid-19 pandemic, for a total of approximately S/12,663,960,000. Said loans are not considered as refinanced loans. As of December 31, 2024 and 2023, the balances of the rescheduled loans amount to approximately S/2,501,672,000 and S/3,513,905,000, respectively; see further detail in Note 29.1 (d.7.1).

(i)
The table below presents the maturity of the direct loan portfolio without including accrued interest, interest to be accrued and interest collected in advance as of December 31, 2024 and 2023:

	2024	2023
	S/(000)	S/(000)
Outstanding
Within 1 month	4,693,941	4,461,634
Between 1 and 3 months	5,315,685	5,781,509
Between 3 months and 1 year	12,967,405	10,831,137
Between 1 and 5 years	20,000,898	19,500,481
More than 5 years	6,118,677	6,022,246
	49,096,606	46,597,007

Past due and under legal collection loans, see (i.1) -
Up to 4 months	177,367	484,808
Over 4 months	640,853	697,246
Under legal collection	500,538	470,097
	50,415,364	48,249,158

(i.1) The tables below present past due and under legal collection loans for each classification of the direct loan portfolio:

	2024	2023
	S/(000)	S/(000)
Commercial loans
Up to 4 months	33,440	98,263
Over 4 months	84,331	143,170
Under legal collection	217,741	228,809
	335,512	470,242

Consumer loans
Up to 4 months	81,020	284,954
Over 4 months	371,731	401,164
Under legal collection	78,432	78,290
	531,183	764,408

Mortgage loans
Up to 4 months	52,779	35,934
Over 4 months	95,106	94,568
Under legal collection	174,179	140,018
	322,064	270,520

Small and micro-business loans
Up to 4 months	10,128	65,657
Over 4 months	89,685	58,344
Under legal collection	30,186	22,980
	129,999	146,981

See credit risk analysis in Note 29.1

(j)
Part of the loan portfolio is collateralized with guarantees received from clients, which mainly consist of mortgages, trust assignments, financial instruments as well as industrial commercial pledges.

(k)
The following tables present the maturities of direct and indirect loans of Stages 2 and 3 as of December 31, 2024 and 2023, as follows:

- Stage 2: Loans with maturity longer or shorter than 30 days, regardless of the criteria that caused their classification into Stage 2.

- Stage 3: Loans with maturity longer or shorter than 90 days, regardless of the criteria that caused their classification into Stage 3.

	2024						2023
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	4,260,747	450,143	—	—	4,260,747	450,143	5,400,087	609,406	—	—	5,400,087	609,406
90 days	—	—	3,060	2,801	3,060	2,801	—	—	16,219	14,888	16,219	14,888
Maturity longer than:
30 days	631,419	118,743	—	—	631,419	118,743	793,798	228,445	—	—	793,798	228,445
90 days	—	—	1,268,581	730,741	1,268,581	730,741	—	—	1,510,269	962,752	1,510,269	962,752
Total	4,892,166	568,886	1,271,641	733,542	6,163,807	1,302,428	6,193,885	837,851	1,526,488	977,640	7,720,373	1,815,491

(k.1) The following tables present the maturities of direct and indirect loans of Stages 2 and 3 as of December 31, 2024 and 2023, for each classification:

	2024						2023
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Commercial loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	2,169,530	36,418	—	—	2,169,530	36,418	3,155,267	60,877	—	—	3,155,267	60,877
90 days	—	—	6	5	6	5	—	—	2,686	2,259	2,686	2,259
Maturity longer than:
30 days	129,463	1,990	—	—	129,463	1,990	96,517	7,532	—	—	96,517	7,532
90 days	—	—	346,406	132,343	346,406	132,343	—	—	411,273	167,495	411,273	167,495
Total	2,298,993	38,408	346,412	132,348	2,645,405	170,756	3,251,784	68,409	413,959	169,754	3,665,743	238,163

	2024						2023
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Consumer loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	1,299,718	369,516	—	—	1,299,718	369,516	1,700,558	508,045	—	—	1,700,558	508,045
90 days	—	—	2,581	2,373	2,581	2,373	—	—	10,295	9,883	10,295	9,883
Maturity longer than:
30 days	322,975	104,900	—	—	322,975	104,900	535,994	205,316	—	—	535,994	205,316
90 days	—	—	512,110	492,327	512,110	492,327	—	—	722,801	672,534	722,801	672,534
Total	1,622,693	474,416	514,691	494,700	2,137,384	969,116	2,236,552	713,361	733,096	682,417	2,969,648	1,395,778

	2024						2023
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Mortgage loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	539,780	35,542	—	—	539,780	35,542	463,168	20,311	—	—	463,168	20,311
90 days	—	—	—	—	—	—	—	—	546	109	546	109
Maturity longer than:
30 days	129,307	8,414	—	—	129,307	8,414	116,386	5,442	—	—	116,386	5,442
90 days	—	—	325,095	44,321	325,095	44,321	—	—	272,859	54,542	272,859	54,542
Total	669,087	43,956	325,095	44,321	994,182	88,277	579,554	25,753	273,405	54,651	852,959	80,404

	2024						2023
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Small and micro-business loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	251,719	8,667	—	—	251,719	8,667	81,094	20,173	—	—	81,094	20,173
90 days	—	—	473	423	473	423	—	—	2,692	2,637	2,692	2,637
Maturity longer than:
30 days	49,674	3,439	—	—	49,674	3,439	44,901	10,155	—	—	44,901	10,155
90 days	—	—	84,970	61,750	84,970	61,750	—	—	103,336	68,181	103,336	68,181
Total	301,393	12,106	85,443	62,173	386,836	74,279	125,995	30,328	106,028	70,818	232,023	101,146

(l)
The following tables present the exposure and the expected credit losses by the economic sector for direct loans as of December 31, 2024 and 2023:

	2024
	Carrying amount				Expected credit loss				Percentage expected credit loss
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		%	%	%
Direct loans
Consumer loans	12,899,027	1,622,693	514,691	15,036,411	403,740	474,416	494,700	1,372,856	3.1%	29.2%	96.1%	9.1%
Mortgage loans	9,577,118	669,087	325,095	10,571,300	5,523	43,956	44,321	93,800	0.1%	6.6%	13.6%	0.9%
Commerce	392,929	12,365	5,073	410,367	242	389	1,807	2,438	0.1%	3.1%	35.6%	0.6%
Manufacturing	3,888,532	228,696	21,788	4,139,016	3,383	2,963	8,490	14,836	0.1%	1.3%	39.0%	0.4%
Professional, scientific and technical activities	583,931	122,359	8,580	714,870	636	715	3,247	4,598	0.1%	0.6%	37.8%	0.6%
Communications, storage and transportation	1,819,460	105,875	20,939	1,946,274	1,253	2,278	6,328	9,859	0.1%	2.2%	30.2%	0.5%
Agriculture	2,239,264	141,792	12,255	2,393,311	1,260	2,480	2,524	6,264	0.1%	1.7%	20.6%	0.3%
Electricity, gas, water and oil	101,903	20,289	35,649	157,841	364	396	28,281	29,041	0.4%	2.0%	79.3%	18.4%
Leaseholds and real estate activities	398,882	46,199	3,758	448,839	1,137	1,523	2,957	5,617	0.3%	3.3%	78.7%	1.3%
Construction and infrastructure	632,424	118,719	21,022	772,165	1,763	1,675	10,446	13,884	0.3%	1.4%	49.7%	1.8%
Others	12,024,594	1,521,533	278,843	13,824,970	20,023	35,845	121,106	176,974	0.2%	2.4%	43.4%	1.3%
Total direct loans	44,558,064	4,609,607	1,247,693	50,415,364	439,324	566,636	724,207	1,730,167	1.0%	12.3%	58.0%	3.4%

	2023
	Carrying amount				Expected credit loss				Percentage expected credit loss
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		%	%	%
Direct loans
Consumer loans	13,355,812	2,236,552	733,096	16,325,460	466,606	713,361	682,417	1,862,384	3.5%	31.9%	93.1%	11.4%
Mortgage loans	8,981,439	579,554	273,405	9,834,398	6,794	25,753	54,651	87,198	0.1%	4.4%	20.0%	0.9%
Commerce	454,962	18,592	1,867	475,421	736	1,109	1,376	3,221	0.2%	6.0%	73.7%	0.7%
Manufacturing	3,279,555	458,429	24,135	3,762,119	6,700	9,780	9,823	26,303	0.2%	2.1%	40.7%	0.7%
Professional, scientific and technical activities	639,699	4,343	9,422	653,464	1,770	1,265	3,501	6,536	0.3%	29.1%	37.2%	1.0%
Communications, storage and transportation	441,627	109,686	40,207	591,520	2,109	3,570	8,831	14,510	0.5%	3.3%	22.0%	2.5%
Agriculture	1,927,954	233,793	11,067	2,172,814	3,638	2,920	1,658	8,216	0.2%	1.2%	15.0%	0.4%
Electricity, gas, water and oil	113,039	27,827	38,543	179,409	1,463	860	27,611	29,934	1.3%	3.1%	71.6%	16.7%
Leaseholds and real estate activities	277,573	62,852	5,972	346,397	2,156	3,433	4,404	9,993	0.8%	5.5%	73.7%	2.9%
Construction and infrastructure	593,416	84,193	21,834	699,443	2,564	2,422	8,462	13,448	0.4%	2.9%	38.8%	1.9%
Others	11,182,934	1,674,639	351,140	13,208,713	50,706	69,439	167,537	287,682	0.5%	4.1%	47.7%	2.2%
Total direct loans	41,248,010	5,490,460	1,510,688	48,249,158	545,242	833,912	970,271	2,349,425	1.3%	15.2%	64.2%	4.9%

(m)
The following tables present the exposure and the expected credit losses by the economic sector for indirect loans as of December 31, 2024 and 2023:

	2024
	Carrying amount				Expected credit loss				Percentage expected credit loss
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		%	%	%
Indirect loans
Commerce	406,317	23,200	—	429,517	70	11	—	81	0.0%	0.0%	0.0%	0.0%
Manufacturing	825,853	6,734	—	832,587	185	61	—	246	0.0%	0.9%	0.0%	0.0%
Professional, scientific and technical activities	42,476	1,410	—	43,886	50	42	—	92	0.1%	3.0%	0.0%	0.2%
Communications, storage and transportation	547,328	2,209	54	549,591	323	15	45	383	0.1%	0.7%	83.3%	0.1%
Agriculture	13,890	37	—	13,927	16	1	—	17	0.1%	2.7%	0.0%	0.1%
Electricity, gas, water and oil	169,810	16,495	8,474	194,779	409	208	6,819	7,436	0.2%	1.3%	80.5%	3.8%
Leaseholds and real estate activities	90,609	45,051	—	135,660	88	118	—	206	0.1%	0.3%	0.0%	0.2%
Construction and infrastructure	114,457	10,194	—	124,651	45	100	—	145	0.0%	1.0%	0.0%	0.1%
Others	2,551,447	177,229	15,420	2,744,096	1,477	1,694	2,471	5,642	0.1%	1.0%	16.0%	0.2%
Total indirect loans	4,762,187	282,559	23,948	5,068,694	2,663	2,250	9,335	14,248	0.1%	0.8%	39.0%	0.3%

	2023
	Carrying amount				Expected credit loss				Percentage expected credit loss
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		%	%	%
Indirect loans
Commerce	298,440	25,424	—	323,864	266	40	—	306	0.1%	0.2%	0.0%	0.1%
Manufacturing	682,138	145,052	—	827,190	685	275	—	960	0.1%	0.2%	0.0%	0.1%
Professional, scientific and technical activities	44,501	1,448	—	45,949	139	8	—	147	0.3%	0.6%	0.0%	0.3%
Communications, storage and transportation	453,038	12,257	—	465,295	745	92	—	837	0.2%	0.8%	0.0%	0.2%
Agriculture	9,760	37	—	9,797	22	—	—	22	0.2%	0.0%	0.0%	0.2%
Electricity, gas, water and oil	95,956	127,084	8,606	231,646	598	890	6,513	8,001	0.6%	0.7%	75.7%	3.5%
Leaseholds and real estate activities	57,614	50,671	—	108,285	133	214	—	347	0.2%	0.4%	0.0%	0.3%
Construction and infrastructure	72,910	2,053	1	74,964	100	6	—	106	0.1%	0.3%	0.0%	0.1%
Others	2,309,898	339,399	7,193	2,656,490	3,936	2,414	856	7,206	0.2%	0.7%	11.9%	0.3%
Total indirect loans	4,024,255	703,425	15,800	4,743,480	6,624	3,939	7,369	17,932	0.2%	0.6%	46.6%	0.4%

During the years 2024 and 2023, the Group applied its expert judgment, which led incurring in a higher provision for expected losses, see Note 29.1(d.8).

7.
Investment property
(a)
This caption is made up as follows:

	2024	2023	Acquisition or construction year	Valuation methodology (f) 2024 / 2023
	S/(000)	S/(000)
Land (i)
San Isidro – Lima	279,775	269,194	2009	Appraisal
San Martín de Porres – Lima	80,389	77,970	2015	Appraisal
Pardo (Vivanda) (d)	68,200	12,903	2021	Appraisal / Cost
Nuevo Chimbote	37,382	34,724	2021	Appraisal
Ate Vitarte - Lima	32,195	31,510	2006	Appraisal
Santa Clara – Lima	28,613	27,229	2017	Appraisal
Piura (e)	—	39,081	2020	Appraisal
Others	33,982	32,738	-	Appraisal / Cost
	560,536	525,349
Completed investment property - “Real Plaza” shopping malls (i)
Talara	26,720	28,991	2015	DCF
	26,720	28,991
Buildings (i)
Orquídeas - San Isidro - Lima, (d) Note 3.4(o)	150,718	128,593	2017	DCF
Ate Vitarte – Lima	133,768	128,698	2006	DCF
Paseo del Bosque	100,023	87,168	2021	DCF
Chorrillos – Lima	95,849	94,184	2017	DCF
Piura	94,907	92,063	2020	DCF
Chimbote	48,690	47,054	2015	DCF
Maestro – Huancayo	35,004	34,978	2017	DCF
Cuzco	29,843	28,167	2017	DCF
Panorama – Lima	22,474	22,136	2016	DCF
Others	83,256	81,511	-	DCF / Appraisal
	794,532	744,552

Total	1,381,788	1,298,892

DCF: Discounted cash flow

(i)
Investment property portfolio has been classified by the Group as Level 3. During 2024 and 2023, there were no transfers between levels of hierarchy, see Note 3.4(w).
(ii)
As of December 31, 2024 and 2023, there are no liens on investment property.

(b)
The net gain on investment properties as of December 31, 2024, 2023 and 2022, consists of the following:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Income from rental of investment property	71,080	65,961	65,485
Gain on valuation of investment property	60,260	7,111	19,146
Loss on sale (e)	(3,176)	-	-
Total	128,164	73,072	84,631

(c)
The movement of investment property for the years ended December 31, 2024, 2023 and 2022, is as follows:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Beginning of year balances	1,298,892	1,287,717	1,224,454
Additions (d)	61,812	16,903	34,760
Sales (e)	(39,176)	-	-
Valuation gain	60,260	7,111	19,146
Net transfers, Note 3.4(n)	-	(12,839)	9,357
End of year balances	1,381,788	1,298,892	1,287,717

(d)
During 2024 and 2023, the main additions correspond to partial purchases of the “Pardo (Vivanda)” building, which was purchased in its entirety from a related party, in cash; and disbursements related to the construction of the building “Orquideas (San Isidro)”, located in Lima.

(e)
During 2024, Interseguro sold, for cash and at market value, a land located in Piura to a related entity. The loss generated by this sale amounted to S/3,176,000, and was recorded in the caption “Net gain from investment properties” in the consolidated income statement.

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

The fair value of land is determined based on the value assigned by an external appraiser. The external appraiser uses the market comparable method. Under this method, a property’s fair value is estimated based on comparable transactions.

The unit of comparison applied by the Group is the price per square meter. Following are the minimum ranges, maximum ranges and the average price for the main lands, before any adjustment:

	Minimum range	Maximum range	Average
	US$ per m2	US$ per m2	US$ per m2
San Isidro – Lima	3,961	7,987	5,672
Miraflores – Lima	3,589	5,961	4,699
Ate Vitarte - Lima	1,183	1,546	1,357
San Martin de Porres – Lima	1,076	1,398	1,268
Piura	672	797	724

Main assumptions

Below is a brief description of the assumptions considered in the determination of cash flows as of December 31, 2024 and 2023:

-
ERV (Estimated Rental Value) -

Corresponds to the Estimated Rental Value, that is, the rent amount under which the space could be rented considering the prevailing market conditions at the valuation date.

-
Long-term inflation -

It is the increase in the general level of prices expected in Peru for the long term.

-
Long-term occupancy rate -

It is the expected occupancy level of lessees in the leased properties.

-
Average growth rate of rental income -

It is the rate that expresses the rental income growth and includes growth factors of the industry, inflation rates, stable exchange rate, per capita income and increasing expenses.

-
Average Net Operating Income (NOI) margin -

It is projected from the rental income from leasable areas, by property and marketing income, minus costs related to administration fees, other administrative expenses, insurance, taxes and other expenses.

-
Discount rate -

It reflects the current market risk and the uncertainty associated with obtaining cash flows.

The main assumptions used in the valuation and estimation of the market value of investment property are detailed below:

	US$ / Percentage
	2024	2023
Average ERV	US$144.3	US$129.3
Long-term inflation	3.0%	2.9%
Long-term occupancy rate	97.5%	97.1%
Average growth rate of rental income	2.5%	3.1%
Average NOI margin	93.6%	93.0%
Discount rate	9.3%	9.6%

Sensitivity analysis -

The sensitivity analysis on the valuation of investment property, against changes in factors deemed relevant by Management, is presented below:

		2024	2023
		S/(000)	S/(000)
Average growth rate of rental income (basis) -
Increase	+0.25%	3,839	20,853
Decrease	-0.25%	(3,837)	(16,791)
Long-term inflation (basis) -
Increase	+0.25%	15,836	17,833
Decrease	-0.25%	(15,404)	(13,824)
Discount rate (basis) -
Increase	+0.5%	(56,868)	(50,337)
Decrease	-0.5%	66,193	62,076

Likewise, a significant increase (decrease) in the price per square meter of the land lots could result in a significantly higher (lower) fair value measurement.

(g)
Below are the nominal amounts of the future minimum fixed rental income of the Group’s investment property (operating leases):

	2024	2023
Year	S/(000)	S/(000)
Within 1 year	72,831	69,078
After 1 year but not more than 5 years	249,668	255,898
Over 5 years	750,179	855,949
Total	1,072,678	1,180,925

The minimum rental income is computed considering a period between 20 and 26 years as of December 31, 2024 (between 20 and 27 years as of December 31, 2023).

8.
Property, furniture and equipment, net
(a)
The movement of property, furniture and equipment and depreciation for the years ended December 31, 2024, 2023 and 2022, is as follows:

						Right-of-use assets
Description	Land	Buildings, facilities and leasehold improvements	Furniture and equipment	Vehicles	Assets and work-in- progress	Buildings and facilities	Furniture and equipment	Total 2024	Total 2023	Total 2022
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance as of January 1	125,822	612,818	890,797	1,216	43,206	300,926	17,641	1,992,426	1,864,977	1,826,051
Acquisition of Izipay, Note 1(b)	—	—	—	—	—	—	—	—	—	90,079
Additions	—	21,317	55,931	558	26,913	105,860	—	210,579	183,546	168,214
Transfers	6,058	10,837	16,573	—	(33,468)	—	—	—	—	—
Transfer (to) from investment property, Note 3.4(n)	—	—	—	—	—	—	—	—	12,193	(10,643)
Disposals, write-offs and others (d)	(20,286)	(27,696)	(44,104)	(226)	(311)	(34,800)	(1,844)	(129,267)	(68,290)	(208,724)
Balance as of December 31	111,594	617,276	919,197	1,548	36,340	371,986	15,797	2,073,738	1,992,426	1,864,977
Depreciation
Balance as of January 1	—	(325,467)	(628,758)	(1,058)	—	(215,132)	(17,179)	(1,187,594)	(1,073,545)	(1,010,933)
Depreciation of the year	—	(19,794)	(91,004)	(139)	—	(47,434)	(385)	(158,756)	(156,023)	(133,825)
Transfer to (from) investment property, Note 3.4(n)	—	—	—	—	—	—	—	—	—	1,286
Disposals, write-offs and others (d)	—	15,723	38,816	219	—	30,443	1,843	87,044	41,974	69,927
Balance as of December 31	—	(329,538)	(680,946)	(978)	—	(232,123)	(15,721)	(1,259,306)	(1,187,594)	(1,073,545)

Net book value	111,594	287,738	238,251	570	36,340	139,863	76	814,432	804,832	791,432
(b)
Financial entities in Peru are prohibited from pledging their fixed assets.
(c)
Management periodically reviews the residual values, useful life and the depreciation method to ensure they are consistent with the economic benefits and life expectation of property, furniture and equipment. In Management’s opinion, there is no evidence of impairment in property, furniture and equipment as of December 31, 2024, 2023 and 2022.
(d)
During 2024, transactions include the sale of diverse properties, performed by Interbank to third parties, for US$12,090,000 (equivalent to approximately S/45,462,000), with a net disposal cost of S/32,583,000. The gain generated from these sales amounted to S/12,879,000, and was recorded as “Gain on sale of Property, furniture and equipment” in the caption “Other income and (expenses)” in the consolidated statement of income; see Note 21.

During 2023, transactions include the sale of a property, performed by Interbank to a third party, for US$8,552,000 (equivalent to approximately S/32,667,000), with a net disposal cost of S/17,367,000. The gain generated from the sale amounted to S/15,300,000, and was recorded as “Gain on sale of Property, furniture and equipment” in the caption “Other income and (expenses)” in the consolidated statement of income; see Note 21.

During 2022, transactions include the sale of a land lot, performed by Interbank to a related entity, for US$14,100,000 (equivalent to approximately S/54,313,000), with a net disposal cost of S/44,374,000. The gain generated from the sale amounted to S/9,939,000, and was recorded as “Gain on sale of Property, furniture and equipment” in the caption “Other income and (expenses)” in the consolidated statement of income; see Note 21. Additionally, includes the sale of two land lots from Interseguro to a related entity, recorded as financial lease according to IFRS 16. This sale implied the derecognition of a right-of-use asset, net of depreciation, for S/59,051,000, alongside a derecognition of a right-of-use liability for S/77,305,000), generating a net disposal cost of S/18,253,000 and a gain amounting to S/1,841,000, presented as “Gain on sale of Property, furniture and equipment” in the caption “Other income and (expenses)” in the consolidated statement of income; see Note 21.

(e) The following table shows the carrying amounts of lease liabilities (included in the caption “Other accounts payable, provisions and other liabilities”); see Note 10(a) and the movement of the year:

	2024	2023
	S/(000)	S/(000)
As of January 1	90,513	112,581
Additions	105,860	35,900
Interest expenses, Note 19(a)	7,627	5,562
Disposals	(4,908)	(5,433)
Exchange differences	102	(279)
Payments	(55,391)	(57,818)
As of December 31	143,803	90,513

As of December 31, 2024 and 2023, the amortization schedule of these obligations is as follows:

	2024	2023
	S/(000)	S/(000)
2024	—	2,709
2025	35,544	31,956
2026	33,011	20,801
2027	23,621	17,669
2028 onwards	51,627	17,378
Total	143,803	90,513

The following table shows the amounts recognized in the consolidated statement of income:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Depreciation expenses of right-of-use assets	47,819	49,305	53,134
Interest expenses of lease liabilities, Note 19(a)	7,627	5,562	9,283
Expenses related to short-term and low-value assets leases (included in administrative expenses, see Note 24 (c))	5,317	9,643	10,958
Total amount recognized in the consolidated statement of income	60,763	64,510	73,375

During year 2024, the Group paid leases for approximately S/82,644,000 (S/89,334,000 during year 2023).

9.
Intangible and goodwill, net
(a)
Intangible assets

The movement of intangible assets and amortization for the years ended December 31, 2024, 2023 and 2022, is as follows:

	2024								2023	2022
Description	Software	Software development	Relationship with clients	Brand	Database	Other intangible	Goodwill (b and c)	Total	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance as of January 1	1,600,270	187,016	110,042	82,546	97,016	229,067	669,075	2,975,032	2,698,486	1,908,144
Acquisition of Izipay, Note 1(b)	—	—	—	—	—	—	—	—	—	569,850
Additions	186,572	54,519	—	—	—	4,243	—	245,334	280,388	227,270
Transfers	105,652	(72,544)	—	—	—	(33,108)	—	—	—	—
Disposals and write-offs, Note 21(a)	(22,109)	—	—	—	—	(20,731)	—	(42,840)	(3,842)	(6,778)
Balance as of December 31	1,870,385	168,991	110,042	82,546	97,016	179,471	669,075	3,177,526	2,975,032	2,698,486
Amortization
Balance as of January 1	(1,126,123)	—	(19,257)	—	(16,978)	(125,554)	—	(1,287,912)	(1,065,284)	(863,395)
Amortization of the year	(216,370)	—	(11,004)	—	(9,702)	(17,225)	—	(254,301)	(223,015)	(202,401)
Disposals and write-offs	21,712	—	—	—	—	10,728	—	32,440	387	512
Balance as of December 31	(1,320,781)	—	(30,261)	—	(26,680)	(132,051)	—	(1,509,773)	(1,287,912)	(1,065,284)
Net book value	549,604	168,991	79,781	82,546	70,336	47,420	669,075	1,667,753	1,687,120	1,633,202

Management assesses periodically the amortization method used with the purpose of ensuring that it is consistent with the economic benefit of the intangible assets. In Management’s opinion, there is no evidence of impairment in the Group’s intangible assets as of December 31, 2024, 2023 and 2022.

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

As of December 31, 2024 and 2023, the key assumptions used for the calculation of fair value are:

- Perpetuity growth rate: 6.4% (2024) and 6.3% (2023)

- Discount rate: 14.4% (2024) and 14.3% (2023)

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

The key assumptions described above can change if the market conditions and the economy change. As of December 31, 2024 and 2023, the Group estimates that the reasonableness of possible changes in these assumptions would not make the recoverable amount of the CGU decrease to an amount lower than its carrying amount.

(c) Goodwill and indefinite-lived intangible of Izipay:

In April 2022, IFS acquired 50 percent of Izipay, through the method of step acquisitions, adjusting at fair value the previous participation held by IFS in Izipay through its Subsidiary Interbank (50 percent).

The goodwill resulting from the acquisition of Izipay, amounts to S/ 238,429,000, represents the future synergies that are expected to arise from the combination of operations and other efficiencies not included in the intangibles of the current value of the ongoing business. The value of the brand resulting from the acquisition of Izipay was equivalent to S/82,546,000.

The goodwill and the indefinite-lived brand recorded by the Group has been assigned to the CGU (cash-generating unit) consisting of the acquired entities, Izipay.

The recoverable amount for the CGU has been determined based on the method of discounted cash flows.

As of December 31, 2024 and 2023, the key assumptions used for the calculation of the fair value are the following:

- Perpetual growth rate: 3.0% (2024 and 2023)

- Discount rate: 13.47% (2024) and 13.95% (2023)

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

The key assumptions described before can change if market conditions and the economy change. As of December 31, 2024 and 2023, the Group estimates that the reasonableness of these possible changes in these assumptions would not originate that the recoverable amount of the CGU decreases below its carrying amount.

10.
Other accounts receivable and other assets, net, and other accounts payable, provisions and other liabilities
(a)
These captions are comprised of the following:

	2024	2023
	S/(000)	S/(000)

Other accounts receivable and other assets
Financial instruments
Other accounts receivable, net	540,883	660,956
Accounts receivable from sale of investments (c)	432,341	63,466
POS commission receivable	390,126	420,644
Operations in process (d)	149,105	83,640
Accounts receivable related to derivative financial instruments (b)	143,201	158,101
Accounts receivable from short sale operations, Note 3.4(f.11)	61,191	—
Others	14,954	17,774
	1,731,801	1,404,581
Non-financial instruments
Tax paid to recover	673,786	422,248
Deferred charges	99,776	101,551
Deferred cost of POS affiliation and registration	85,006	92,511
Tax credit for General Sales Tax - IGV	35,391	32,482
Investments in associates	24,795	22,548
POS equipment supplies (*)	12,966	14,854
Assets received as payment and seized through legal actions	4,158	28,933
Others	2,499	5,440
	938,377	720,567
Total	2,670,178	2,125,148

(*) Comprises the Points of Sale (“POS”) required for the rendering of the service. Their supplies are recorded at cost, which is determined by applying the weighted average method.

	2024	2023
	S/(000)	S/(000)

Other accounts payable, provisions and other liabilities
Financial instruments
Insurance contract liability with investment component, Note 3.4(d.1.5)	1,308,422	1,010,429
Third party compensation (**)	866,665	763,039
Other accounts payable	665,296	727,906
Operations in process (d)	556,543	226,428
Accounts payable for acquisitions of investments (c)	353,787	106,955
Lease liabilities, Note 8(e)	143,803	90,513
Workers’ profit sharing and salaries payable	109,395	105,734
Accounts payable related to derivative financial instruments (b)	102,288	145,395
Financial liabilities at fair value through profit or loss, Note 3.4(f.11)	61,153	—
Allowance for indirect loan losses, Note 6(d.2)	14,248	17,932
Accounts payable to reinsurers and coinsurers	6,354	7,260
	4,187,954	3,201,591
Non-financial instruments
Provision for other contingencies (e)	107,078	70,671
Taxes payable	87,262	80,331
Deferred income (***)	36,394	23,490
Registration for use of POS	18,005	21,962
Others	8,839	9,315
	257,578	205,769
Total	4,445,532	3,407,360

(**) Corresponds mainly to outstanding balances payable to affiliated businesses, for the consumptions made by the card’s users, net of the respective fee charged by Izipay, which are mainly settled the day after the transaction was made.

(***) Corresponds mainly to deferred fees for indirect loans (mainly guarantee letters) and the transactions registered in Izipay related to installments pending of accrual within the contract’s term with affiliated businesses.

(b)
The following table presents the fair value of derivative financial instruments recorded as assets or liabilities, including their notional amounts, as of December 31, 2024 and 2023. The notional gross amount is the nominal amount of the derivative’s underlying asset, and it is the base over which changes in the fair value of derivatives are measured; see Note 18(a):

	Note	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
		S/(000)	S/(000)	S/(000)	S/(000)
2024
Derivatives held for trading (*) -
Forward exchange contracts		22,336	45,012	7,092,071	—	Between January 2025 and June 2026	—	—
Cross swaps		11,593	13,277	1,899,348	—	Between January 2025 and November 2029	—	—
Interest rate swaps		38,817	28,812	1,742,139	—	Between January 2025 and June 2036	—	—
Options		—	—	2,518	—	Between January 2025 and July 2025	—	—
		72,746	87,101	10,736,076	—
Derivatives held as hedges - Cash flow hedges:
Cross currency swaps (CCS)	13(d)	5,953	3,415	1,129,200	(6,754)	October 2026	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	13(e)	54,218	—	565,500	(10,463)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	12(d)	3,168	—	188,200	1,002	June 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	12(d)	—	404	188,200	742	May 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	13(e)	—	5,518	75,400	(1,418)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	13(e)	—	5,433	75,400	(1,537)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	12(d)	7,116	—	75,280	588	February 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	13(e)	—	417	37,700	(433)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	12(d)	—	—	—	218	-	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	12(d)	—	—	—	632	-	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	12(e)	—	—	—	243	-	Due to banks	Due to banks and correspondents
		70,455	15,187	2,334,880	(17,180)
		143,201	102,288	13,070,956	(17,180)
(c)

	Note	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
		S/(000)	S/(000)	S/(000)	S/(000)
2023
Derivatives held for trading (*) -
Forward exchange contracts		36,595	29,517	4,875,692	—	Between January 2024 and December 2025	—	—
Interest rate swaps		40,350	25,196	1,530,493	—	Between March 2024 and June 2036	—	—
Cross currency swaps		20,982	44,897	1,370,799	—	Between January 2024 and April 2028	—	—
Options		1,172	1,174	279,047	—	Between January 2024 and December 2024	—	—
		99,099	100,784	8,056,031	—
Derivatives held as hedges- Cash flow hedges:
Cross currency swaps (CCS)	13(d)	2,958	7,383	1,112,700	(10,199)	October 2026	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	13(e)	56,044	—	556,950	(3,309)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	12(d)	—	3,020	241,085	(1,374)	Between January 2025 and June 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	12(d)	—	3,823	185,450	(1,234)	May 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	12(d)	—	6,708	111,270	(578)	August 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	12(d)	—	9,442	111,270	(277)	October 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	13(e)	—	5,245	74,260	(2,401)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	13(e)	—	5,041	74,260	(1,923)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	12(d)	—	811	74,180	(619)	February 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	12(e)	—	3,138	37,090	(88)	November 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	-	—	—	—	(669)	-	Corporate bonds	Bonds, notes and obligations outstanding
		59,002	44,611	2,578,515	(22,671)
		158,101	145,395	10,634,546	(22,671)

(*) During the years 2024, 2023 and 2022, the Group recognized losses for S/13,793,000, gains for S/68,315,000 and losses for S/4,523,000 , respectively, as a result of the valuation of derivative financial instruments held for trading, which were recorded in the caption “Net (loss) gain from financial assets at fair value through profit or loss” in the consolidated statement of income.

(i)
As of December 31, 2024 and 2023, certain derivative financial instruments hold collateral deposits; see Note 4(d).
(ii)
For the designated hedging derivatives mentioned in the table above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness as of December 31, 2024 and 2023. During 2024 and 2023, there were no discontinued hedges accounting.
(iii)
Derivatives held for trading are traded mainly to satisfy clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedging accounting requirements.

(iv)
The table below presents the future effect of current cash flow hedges on the consolidated statement of income, net of the deferred Income Tax, which will be included in the caption “Net (loss) gain of financial assets at fair value through profit or loss” when realized:

	As of December 31, 2024				As of December 31, 2023
	Up to 1 year	From 1 to 3 years	Over 3 years	Expected effect	Up to 1 year	From 1 to 3 years	Over 3 years	Expected effect
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of income – (Expense) income	(2,458)	(46,655)	—	(49,113)	(2,139)	(13,717)	(16,077)	(31,933)

The transfer of net unrealized losses on cash flow hedges to the consolidated statement of income is presented in Note 16(d) and 16(e).

(v)
The gain (loss) for cash flow hedges reclassified to the consolidated statement of income for the years ended as of December 31, 2024 and 2023, is as follows:

	2024	2023
	S/(000)	S/(000)
Interest expenses from cash flow hedges	(119,893)	(116,885)
Interest income from cash flow hedges	89,947	92,637
Expenses for exchange differences from cash flow hedges	(133,480)	(136,625)
Income for exchange differences from cash flow hedges	168,835	118,180
	5,409	(42,693)

These amounts offset the effects of interest rate risk and exchange rate risk on the hedged item.

The following table shows hedging instruments that the Group uses in its cash flow hedges due to maturities:

December 31, 2024	1 to 3 months	3 to 12 months	1 to 5 years	Total

Cross currency swaps (CCS)
Notional	75,280	376,400	1,883,200	2,334,880
Average interest rate in US Dollars	4.66%	5.20%	2.17%	—
Average interest rate in Soles	8.59%	7.89%	2.07%	—
Average exchange rate Soles / US Dollar	3.89	3.71	3.66	—

December 31, 2023	1 to 3 months	3 to 12 months	1 to 5 years	Total

Cross currency swaps (CCS)
Notional	—	259,630	2,318,885	2,578,515
Average interest rate in US Dollars	—	3.60%	3.07%	—
Average interest rate in Soles	—	8.09%	3.86%	—
Average exchange rate Soles / US Dollar	—	3.94	3.66	—

(c)
As of December 31, 2024 and 2023, corresponds to accounts receivable and payable for the sale and purchase of financial investments negotiated during the last days of the month, which were settled at the beginning of the following month. As of said dates, the balance corresponds mainly to the purchase and sale of Sovereign Bonds issued by the Peruvian Government and Global Bonds issued by the Treasury of the United States of America.
(d)
Operations in process include transactions made during the last days of the month and other types of similar transactions that are reclassified to their corresponding accounting accounts in the following month. These transactions do not affect the consolidated statement of income.
(e)
As of December 2024, Inteligo Bank has established a provision of US$5,800,000 (equivalent to approximately S/21,831,000) related to the legal proceedings in the ordinary course of its banking operations.

11.
Deposits and obligations
(a)
This caption is made up as follows:

	2024	2023
	S/(000)	S/(000)
Time deposits (e)	19,891,128	17,288,629
Saving deposits	19,411,720	17,756,097
Demand deposits	13,746,684	13,376,375
Compensation for service time (c)	711,806	760,551
Other obligations	6,690	6,582
Total	53,768,028	49,188,234

(b)
Interest rates applied to deposits and obligations are determined based on the market interest rates.
(c)
In May 2024 and 2022, through Act No. 32027 “Act Authorizing workers the free disposal of 100 percent of their severance indemnity deposits in order to cover their needs caused by the economic crises” and Act No. 31480 “Act Authorizing the Withdrawal of Severance Indemnities to Cover Economic Needs Caused by the Covid-19 Pandemic”, respectively, the Peruvian government authorized clients of the financial system, to withdraw 100 percent of these deposits until December 31, 2024 and 2023, respectively. As a result of this benefit, during 2024 approximately 324,000 clients withdrew approximately S/1,014,252,000 (during 2023, approximately 308,000 clients withdrew approximately S/1,061,734,000).

(d)
As of December 31, 2024 and 2023, deposits and obligations of approximately S/19,978,058,000 and S/18,668,431,000, respectively, are covered by the Peruvian Deposit Insurance Fund. Likewise, at those dates, the coverage of the Deposit Insurance Fund by each client is up to S/121,600 and S/123,810, respectively.
(e)
The table below presents the balance of time deposits classified by maturity as of December 31, 2024 and 2023:

	2024	2023
	S/(000)	S/(000)
Within 1 month	7,744,887	6,131,655
Between 1 and 3 months	5,179,603	3,890,589
Between 3 months and 1 year	6,263,412	6,458,103
Between 1 and 5 years	413,031	512,280
More than 5 years	290,195	296,002
Total	19,891,128	17,288,629

12.
Due to banks and correspondents
(a)
This caption is comprised of the following:

	2024	2023
	S/(000)	S/(000)
By type -
Banco Central de Reserva del Peru (b)	1,756,687	3,683,687
Promotional credit lines (c)	2,090,825	2,014,600
Loans received from foreign entities (d)	3,304,169	2,895,637
Loans received from Peruvian entities (e)	332,165	309,525
	7,483,846	8,903,449
Interest and commissions payable	78,211	122,481
	7,562,057	9,025,930
By term -
Short term	3,586,376	4,852,495
Long term	3,975,681	4,173,435
Total	7,562,057	9,025,930

(b)
As part of the exceptional measures implemented to mitigate the financial and economic impact generated by the Covid-19 pandemic, the BCRP issued a series of regulations related to the loans repurchase agreements. In this sense, during 2022, Interbank took in repurchase agreements of loan portfolio for an amount of S/42,461,000.

As of December 31, 2024, includes repurchase operations on loans represented by securities according to which Interbank receives a debt in local currency for approximately S/123,772,000 (S/540,158,000 as of December 31, 2023), and gives commercial and micro and small business loans as guarantee; see Note 6(a). As of December 31, 2024, these obligations have maturities between May 2025 and November 2025 and accrue interest at effective rates of 0.50 percent; these operations accrued interest payable for approximately S/85,000 (as of December 31, 2023, these obligations had maturities between July 2024 and November 2025, and accrued interest at effective rates of 0.50 percent; these operations accrued interest payable for S/114,000).

Additionally, as of December 31, 2024, it includes repurchase agreements whereby Interbank receives a debt in Soles for approximately S/1,632,915,000, and delivers securities of its investment portfolio as guarantees. In relation to these transactions, Interbank delivered as guarantees Peruvian Sovereign Bonds, recorded as restricted investments at amortized cost, see Note 5(d). These transactions have maturities between January 2025 and March 2025 and accrue interest at effective rates between 5.16 and 5.46 percent. These transactions generated interest payable for approximately S/13,489,000 (as of December 31, 2023, it includes repurchase agreements whereby Interbank receives a debt in Soles for approximately S/3,143,529,000 and delivers securities of its investment portfolio as guarantees. In relation to said operations, Interbank delivered as guarantee Peruvian Sovereign Bonds and Negotiable Certificates of Deposits issued by the BCRP, recorded as restricted investments at fair value through other comprehensive income and restricted investments at amortized cost; see Note 5(b) and (d), respectively. These operations had maturities between January 2024 and October 2024 and accrued interest at effective interest rates between 0.50 percent and 7.33 percent. These operations accrued interest payable for approximately S/59,864,000).

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

As of December 31, 2024, COFIDE’s loans accrued interest at an effective annual rate in foreign currency that fluctuated between 5.81 percent and 11.11 percent, and have maturities between December 2029 and October 2034 (as of December 31, 2023, they accrued, in foreign currency, an effective annual interest rate that fluctuated between 5.81 percent and 10.62 percent and had maturities between December 2029 and October 2034).

As of December 31, 2024, FMV’s loans accrued, in local currency, an effective annual interest rate that fluctuated between 5.0 percent and 8.30 percent, and maturities between January 2025 and July 2053 and in foreign currency of 7.75 percent and maturities between January 2025 and November 2028 (as of December 31, 2023, accrued in local currency, an effective annual interest rate between 5.00 percent and 8.30 percent, and maturities between January 2024 and December 2048, and in foreign currency, 7.75 percent and maturities between January 2024 and November 2028).

(d)
As of December 31, 2024 and 2023, corresponds to the following funding in foreign currency:

Entity	Country	Final maturity	2024	2023
			S/(000)	S/(000)
Standard Chartered Bank London	United Kingdom	2026	1,055,140	662,161
China Development Bank Hong Kong Branch	China	2027	376,400	—
Citigroup Global Markets Inc.	United States of America	2026	289,867	289,867
Standard Chartered Bank Hong Kong Ltd.	China	2025	263,480	—
Sumitomo Mitsui Banking	Japan	2026	263,480	259,630
Banco del Estado de Chile, Note 10(b)	Chile	2025	244,660	241,085
BMO Capital Markets Corp.	Canada	2025	188,200	—
Banco Bilbao Vizcaya Argentaria NY Branch, Note 10(b)	Spain	2025	188,200	185,450
Caixabank S.A. Barcelona, Note 10(b)	Spain	2025 / 2024	169,380	166,905
Bank J. Safra Sarasin	Switzerland	2025 / 2024	77,162	81,598
Commerzbank Ag Frankfurt	Germany	2025	75,280	—
Standard Chartered Bank NY, Note 10(b)	United States of America	2025	75,280	74,180
Citibank NA New York	United States of America	2025	37,640	—
Wells Fargo	United States of America	2024	—	296,720
Bank of America	United States of America	2024	—	203,995
Bank of Montreal	Canada	2024	—	185,450
JP Morgan Chase Bank NY, Note 10(b)	United States of America	2024	—	111,270
Bank of New York	United States of America	2024	—	92,725
HSBC Branch India	India	2024	—	37,090
Banco Interamericano de Desarrollo	Multilateral	2024	—	7,511
			3,304,169	2,895,637

During the year 2024, the operations with foreign entities accrued an average interest rate between 6-month Term SOFR plus 0.60 percent and 6-month Term SOFR plus 1.99 percent, 3-month Term SOFR plus 0.70 percent and 3-month Term SOFR plus 1.90 percent and Daily SOFR plus 1.30 percent, and annual fixed rates that fluctuate between 5.16 percent and 7.51 percent (between 6-month Term SOFR plus 0.75 percent and 6-month Term SOFR plus 1.70 percent, and annual fixed rates that fluctuate between 6.53 percent and 7.51 percent during the year 2023).

(e)
As of December 31, 2024 and 2023, corresponds to the following funding in local and foreign currency:

Entity	2024
	Maturity	Currency	Carrying amount
			S/(000)
Banco de Credito del Peru S.A.	Jan-25 / Jan-26	S/	125,171
Bank of GNB Peru S.A.	Jan-25	S/	74,500
Scotiabank Peru S.A.A.	Jan-25 / Oct-25	S/	72,270
Banco BBVA Continental	Jan-25	S/	60,224
			332,165
Entity	2023
	Maturity	Currency	Carrying amount
			S/(000)
Banco de Credito del Peru S.A.	Jan-24 / Jan-26	S/	127,000
Scotiabank Peru S.A.A.	Jan-24 / Oct-25	S/	75,465
Bank of GNB Peru S.A.	Jan-24	S/	69,970
Bank of China (Peru) S.A., Note 10(b)	Nov-24	US$	37,090
			309,525

(f)
As of December 31, 2024 and 2023, maturities are the following:

Year	2024	2023
	S/(000)	S/(000)
2024	—	4,852,495
2025	3,586,376	1,185,753
2026	1,787,212	1,373,363
2027	517,521	133,723
2028 onwards	1,670,948	1,480,596
Total	7,562,057	9,025,930

13.
Bonds, notes and other obligations
(a)
This caption is comprised of the following:

Issuance	Issuer	Annual interest rate	Interest payment	Maturity	Amount issued	2024	2023
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – third program (b)
Fourth - single series	Interseguro	7.09375%	Semi-annually	2034	US$34,780	130,912	—
Third - single series	Interseguro	4.84375%	Semi-annually	2030	US$25,000	94,100	92,725
Second - single series	Interseguro	4.34%	Semi-annually	2029	US$20,000	—	74,180
First - single series	Interseguro	6.00%	Semi-annually	2029	US$20,000	—	74,102
						225,012	241,007
Corporate bonds – fourth program (b)
First (single series)	Interseguro	6.75%	Semi-annually	2034	US$28,706	108,049	—

Negotiable certificates of deposit – second program
First (A series)	Interbank	5.21875%	Annual	2025	S/112,964	110,010	—
First (B Series)	Interbank	4.9375%	Annual	2025	S/138,435	133,852	—
First (C Series)	Interbank	4.59375%	Annual	2025	S/102,000	97,643	—
						341,505	—

Corporate bonds – second program
Fifth (A series)	Interbank	3.41% + VAC (*)	Semi-annually	2029	S/150,000	150,000	150,000

Total local issuances						824,566	391,007
International issuances
Subordinated bonds (c)	Interbank	4.000%	Semi-annually	2030	US$300,000	1,124,502	1,107,228
Corporate bonds	Interbank	5.000%	Semi-annually	2026	S/312,000	311,788	311,644
Corporate bonds (d)	Interbank	3.250%	Semi-annually	2026	US$400,000	1,501,894	1,477,909
Senior bonds (e)	IFS	4.125%	Semi-annually	2027	US$300,000	1,062,514	1,045,258
Subordinated bonds (f)	Interbank	7.625%	Semi-annually	2034	US$300,000	1,122,122	—
Subordinated bonds (g)	Interbank	6.625%	Semi-annually	2029	US$300,000	—	1,112,438
Total international issuances						5,122,820	5,054,477
Total local and international issuances						5,947,386	5,445,484
Interest payable						128,047	106,145
Total						6,075,433	5,551,629

(*) The Spanish term “Valor de actualización constante“ refers to amounts in Soles indexed by inflation.

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
(d)
As of December 31, 2024, Interbank holds fourth cross currency swap contracts for a total of US$300,000,000 (equivalent to approximately S/1,129,200,000), which were designated as cash flow hedges (four cross-currency swap contracts for a total of US$300,000,000 (equivalent to approximately S/1,112,700,000, as of December 31, 2023)), see Note 10(b). Through these operations, part of the amount issued of said bonds was economically converted to Soles at rates of 2.12, 4.92, 5.10 and 5.32 percent.
(e)
From 2018 until July 2027, IFS, at any time, can redeem these bonds, paying a penalty equal to the United States of America Treasury rate plus 30 basis points. The payment of principal will take place on the maturity date of the bonds or when IFS redeems them.

In October 2017, IFS entered a cross-currency swap for US$150,000,000 (equivalent to approximately S/565,500,000 and S/556,950,000, as of December 31, 2024 and 2023, respectively). Later on, during January and February 2023, IFS signed two cross-currency swap contracts for US$20,000,000 each (equivalent to approximately S/75,400,000 and S/74,260,000 each, as of December 31, 2024 and 2023, respectively) and during August 2024, signed another cross-currency swap contract for US$10,000,000 (equivalent to approximately S/37,700,000); which were designated as a cash flow hedges; see Note 10(b).

As of December 31, 2024, Management does not intend to redeem these bonds before their maturity date; said situation may change in the future, depending on market conditions.

(f)
Starting in January 2029, prior to authorization by the SBS, Interbank will be able to redeem the entirety of the bond, without penalties; since that date, the interest rate changes to 5-year U.S. Treasury plus 365.2 basis points. In accordance with SBS regulation, this issuance qualifies as second level equity (Tier 2) in the determination of the regulatory capital.

Also, as part of said program, Interbank announced a repurchase offering in cash aimed to the bondholders of the subordinated bond called “6.625% Subordinated Notes due 2029”; see paragraph (j). On January 17, 2024, Interbank repurchased bonds for an amount of US$194,852,000. Regarding the remaining balance of bondholders that did not accept the repurchase offering, on January 29, 2024, Interbank informed them its decision to early redeem said instruments.

(g)
In accordance with SBS regulation, this issuance qualifies as second level equity (Tier 2) in the determination of the regulatory capital.

In January 2024, Interbank performed a repurchase of part of these bonds; see paragraph (i). On March 19, 2024, Interbank redeemed the entirety of the outstanding bonds for US$105,148,000.

(h)
International issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters, which have been met by the Group as of December 31, 2024 and 2023. In addition, Interbank maintains the following additional clauses: (i) limits regarding related party transactions that are not under market conditions and (ii) limits regarding consolidation, merger or transfer of Interbank assets. In the opinion of Interbank Management and its legal advisers, these clauses has been met by Interbank as of December 31, 2024 and 2023.

(i)
As of December 31, 2024 and 2023, the repayment schedule of these obligations is as follows:

Year	2024	2023
	S/(000)	S/(000)
2024	—	71,709
2025	430,884	—
2026	1,813,682	1,789,553
2027	1,069,661	1,052,011
2028 onwards	2,761,206	2,638,356
Total	6,075,433	5,551,629

14.
Assets and Liabilities for insurance and reinsurance contracts
(a)
This caption is comprised of the following:

	2024			2023
	Assets	Liabilities	Net	Assets	Liabilities	Net
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Reinsurance contracts held (*)	(18,602)	1,968	(16,634)	(26,287)	1,895	(24,392)

Insurance contracts issued
Liability for remaining coverage	—	12,335,922	12,335,922	—	12,000,220	12,000,220
Liability for incurred claims	—	186,430	186,430	—	205,421	205,421
Total insurance contracts issued (b) and (c)	—	12,522,352	12,522,352	—	12,205,641	12,205,641
Total insurance contracts issued and reinsurance contracts held	(18,602)	12,524,320	12,505,718	(26,287)	12,207,536	12,181,249

(*) Correspond to the ceded part of the reinsurance contracts mainly life insurance contracts.

The Group disaggregates the information to provide disclosure regarding the life insurance contracts issued and reinsurance contracts issued separately. This disaggregation has been determined based on how the insurance company is managed.

(b) The movement of issued insurance contract liabilities is presented below:

	2024
	Liabilities for remaining coverage		Liabilities for incurred claims in contracts measured by the general model (BBA) and variable free approach (VFA)		Liabilities incurred claims in contracts measured by the Premium Allocation Approach (PAA)
	Excluding loss component	Loss component	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2024	11,301,149	699,071	155,649	5,257	43,237	1,278	12,205,641
Insurance premiums earned	(768,758)	—	—	—	—	—	(768,758)
Contracts under fair value, BBA and VFA approach	(545,835)	—	—	—	—	—	(545,835)
Contracts under PAA approach	(222,923)	—	—	—	—	—	(222,923)
Insurance service expenses	136,433	6,872	454,446	(990)	101,245	(497)	697,509
Incurred claims and other expenses	—	—	979,959	106	47,549	(497)	1,027,117
Amortization of insurance acquisition cash flows	136,433	—	—	—	—	—	136,433
Losses on onerous contracts and reversals of those losses	—	6,872	—	—	—	—	6,872
Changes to liabilities for incurred claims	—	—	(525,513)	(1,096)	53,696	—	(472,913)
Insurance service result	(632,325)	6,872	454,446	(990)	101,245	(497)	(71,249)
Insurance financial expenses	622,647	32,557	—	—	—	—	655,204
Insurance financial result	563,093	32,557	—	—	—	—	595,650
Interest rate effect (*), see Note 3.4(d.1)	59,554	—	—	—	—	—	59,554
Effect of movements in exchange rates	67,098	3,668	292	4	146	1	71,209
Total changes in the statement of income and other comprehensive income	57,420	43,097	454,738	(986)	101,391	(496)	655,164
Total cash flows and investment component	235,185	—	(462,286)	—	(111,352)	—	(338,453)
Premiums received	1,029,082	—	—	—	—	—	1,029,082
Claims and other expenses paid	—	—	(1,039,615)	—	(111,352)	—	(1,150,967)
Insurance acquisition cash flows	(216,568)	—	—	—	—	—	(216,568)
Investment component	(577,329)	—	577,329	—	—	—	—
Balance as of December 31, 2024	11,593,754	742,168	148,101	4,271	33,276	782	12,522,352

(*) Comprises the variation in market interest rate. In 2024, the rates for pension business in US Dollars presented an increase from 6.409 percent in 2023 to 6.412 percent in 2024; whereas rates for pension business in soles presented a decrease from 6.962 percent in 2023 to 6.922 percent in 2024; and rates for pension business in soles VAC presented a decrease, from 3.722 percent in 2023 to 3.599 percent in 2024.

	2023
	Liabilities for remaining coverage		Liabilities for incurred claims in contracts measured by the general model (BBA) and variable free approach (VFA)		Liabilities incurred claims in contracts measured by the Premium Allocation Approach (PAA)
	Excluding loss component	Loss component	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2023	10,337,035	685,630	151,594	5,411	45,278	2,897	11,227,845
Insurance premiums earned	(720,636)	—	—	—	—	—	(720,636)
Contracts under fair value, BBA and VFA approach	(495,923)	—	—	—	—	—	(495,923)
Contracts under PAA approach	(224,713)	—	—	—	—	—	(224,713)
Insurance service expenses	127,009	(12,547)	433,958	(81)	106,801	(1,566)	653,574
Incurred claims and other expenses	—	—	965,054	(81)	58,884	(1,566)	1,022,291
Amortization of insurance acquisition cash flows	127,009	—	—	—	—	—	127,009
Losses on onerous contracts and reversals of those losses	—	(12,547)	—	—	—	—	(12,547)
Changes to liabilities for incurred claims	—	—	(531,096)	—	47,917	—	(483,179)
Insurance service result	(593,627)	(12,547)	433,958	(81)	106,801	(1,566)	(67,062)
Insurance financial expenses	1,499,572	29,771	—	—	(545)	—	1,528,798
Insurance financial result	543,941	29,771	—	—	(545)	—	573,167
Interest rate effect (*), see note 3.4(d.1)	955,631	—	—	—	—	—	955,631
Effect of movements in exchange rates	(135,726)	(3,736)	(447)	(73)	(213)	(53)	(140,248)
Total changes in the statement of income and other comprehensive income	770,219	13,488	433,511	(154)	106,043	(1,619)	1,321,488
Total cash flows and investment component	193,895	(47)	(429,456)	—	(108,084)	—	(343,692)
Premiums received	974,312	—	—	—	—	—	974,312
Claims and other expenses paid	—	—	(996,755)	—	(108,084)	—	(1,104,839)
Insurance acquisition cash flows	(213,118)	(47)	—	—	—	—	(213,165)
Investment component	(567,299)	—	567,299	—	—	—	—
Balance as of December 31, 2023	11,301,149	699,071	155,649	5,257	43,237	1,278	12,205,641

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

(c) Following is the movement of the issued insurance contracts’ net asset or liability, showing the present value estimates of future cash flows, risk adjustment and the contractual service margin (CSM) for portfolios included in the life insurance unit:

	2024				2023
	Estimates of the present value of future cash flows	Risk Adjustment	Contractual Service Margin (d)	Total	Estimates of the present value of future cash flows	Risk Adjustment	Contractual Service Margin (d)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1	11,072,275	302,764	742,870	12,117,909	10,256,194	277,973	599,799	11,133,966
Changes that relate to current services
Contractual service margin recognized for services provided	—	—	(94,596)	(94,596)	—	—	(80,778)	(80,778)
Risk adjustment recognized for the risk expired	—	(12,257)	—	(12,257)	—	(306)	—	(306)
Experience adjustments	(30,427)	—	—	(30,427)	(114,952)	—	—	(114,952)
Changes that relate to future services
Contracts initially recognized in the period	(260,895)	13,417	269,737	22,259	(249,907)	9,441	289,323	48,857
Changes in estimates that adjust the contractual service margin	101,713	(6,470)	(95,243)	—	98,096	609	(98,705)	—
Changes in estimates that do not adjust the contractual service margin	88,456	(36,502)	—	51,954	70,637	17,930	—	88,567
Changes that relate to past services
Adjustments to liabilities for incurred claims	(6,806)	—	—	(6,806)	2,866	—	—	2,866
Insurance service result	(107,959)	(41,812)	79,898	(69,873)	(193,260)	27,674	109,840	(55,746)
Insurance financial expenses	593,390	15,090	46,348	654,828	1,471,337	111	37,868	1,509,316
Insurance financial result	533,836	15,090	46,348	595,274	515,706	111	37,868	553,685
Interest rate effect (*), see Note 3.4(d.1)	59,554	—	—	59,554	955,631	—	—	955,631

Effect of movements in Exchange rates	68,328	1,242	1,735	71,305	(111,021)	(2,994)	(4,637)	(118,652)
Total changes in the statement of income and other comprehensive income	553,759	(25,480)	127,981	656,260	1,167,056	24,791	143,071	1,334,918
Cash flows	(320,911)	—	—	(320,911)	(350,975)	—	—	(350,975)
Premiums received	812,221	—	—	812,221	737,205	—	—	737,205
Claims and other expenses paid	(1,039,615)	—	—	(1,039,615)	(996,755)	—	—	(996,755)
Insurance acquisition cash flows	(93,517)	—	—	(93,517)	(91,425)	—	—	(91,425)
Balance as of December 31	11,305,123	277,284	870,851	12,453,258	11,072,275	302,764	742,870	12,117,909

(*) Balance does not include PPA movement of LRC and LIC amounting to S/69,094,000 and S/87,732,000 as of December 31, 2024 and 2023, respectively.

(d) Following is the CSM movement for insurance contract portfolios for the periods 2024 and 2023:

	2024	2023
	Total Contracts using the fair value approach	Total Contracts using the fair value approach
	S/(000)	S/(000)
Contractual Service Margin as of January 1	742,870	599,799
Changes that relate to current services
Contractual service margin recognized for services provided	(94,596)	(80,778)
Changes that relate to future services
Contracts initially recognized in the period	269,737	289,323
Changes in estimates that adjust the contractual service margin	(95,243)	(98,705)
Insurance service result	79,898	109,840
Insurance financial expenses	46,348	37,868
Effect of movements in exchange difference	1,735	(4,637)
Total changes in the statement of income	127,981	143,071
Other movements	—	—
Balance as of December 31	870,851	742,870

(e) The following table details the components of the new insurance contracts issued and included in the life insurance unit:

	2024			2023
	Contracts issued			Contracts issued
	Non-onerous	Onerous	Total	Non-onerous	Onerous	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance contract liabilities
Estimate of present value of future cash outflows, excluding insurance acquisition cash flows	652,557	218,540	871,097	683,302	99,200	782,502
Estimates of insurance acquisition cash flows	75,164	17,338	92,502	81,957	8,875	90,832
Estimate of present value of future cash outflows	727,721	235,878	963,599	765,259	108,075	873,334
Estimates of present value of future cash inflows	(1,008,629)	(215,865)	(1,224,494)	(1,063,336)	(59,905)	(1,123,241)
Risk adjustment	11,171	2,246	13,417	8,754	687	9,441
Contractual service margin	269,737	—	269,737	289,323	—	289,323
Losses on onerous contracts at initial recognition	—	22,259	22,259	—	48,857	48,857

(f) Following is the disclosure of when the CSM is expected to be in profit or loss in future years:

	2024
	Less than a year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Insurance contracts issued -
Pensions	(11,923)	(10,803)	(9,509)	(8,481)	(7,654)	350,817	302,447
Life	(3,773)	(3,615)	(2,780)	(877)	1,665	448,532	439,152
General insurance	30,864	23,683	16,570	11,035	6,961	40,139	129,252
	15,168	9,265	4,281	1,677	972	839,488	870,851

	2023
	Less than a year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Insurance contracts issued -
Pensions	(11,028)	(10,474)	(9,441)	(8,398)	(7,570)	294,707	247,796
Life	(3,681)	(2,111)	(776)	1,271	4,240	347,975	346,918
General insurance	38,088	27,662	19,468	12,920	8,397	41,621	148,156
	23,379	15,077	9,251	5,793	5,067	684,303	742,870

(g) Reconciliation of the amount included in net unrealized income for insurance premium reserves. On transition to IFRS 17, the Group applied the fair value approach for certain groups of contracts with term-life cover and surrender options. The movement in the fair value reserve for related financial assets measured at fair value through other comprehensive income is disclosed below:

	2024	2023
	S/(000)	S/(000)
Cumulative other comprehensive income, opening balance	744,116	1,714,334
Losses recognized in other comprehensive income in the period	(59,554)	(955,631)
Rate effect of “Renta Particular” contract (*)	1,065	(14,587)
Others	(2,900)	—
Cumulative other comprehensive income, closing balance	682,727	744,116

(*) Comprises the variation in market interest rate of contracts with investment component recorded in the caption “other accounts payable, provisions and other liabilities”, see Note 10.

15.
Deferred income tax asset and liability
(a)
As indicated in Note 3.4(aa), the net tax position has been met based on the separate financial statement of each subsidiary domiciled in Peru. The following table presents a summary of the items comprising the subsidiaries' deferred income tax:

	2024	2023
	S/(000)	S/(000)
Deferred asset
Tax loss	22,400	23,686
Deferred service income	5,386	6,975
Provision for loan portfolio and other provisions	3,859	261,713
Right-of-use assets	436	2,787
Others	15,402	30,912
Net unrealized losses from fluctuation in investments through other comprehensive income	—	8,263
Leveling of assets and liabilities	—	7,474
Unrealized loss from derivatives	—	6,407
Deferred income from indirect credits (stand-by letters)	—	2,272
Modification of rescheduled loan cash flows	—	731
Deferred liability
Deferred cost of POS affiliation and registration	(22,708)	(25,348)
Deemed cost of fixed assets	(2,950)	(60,731)
Past-due and refinanced loans	—	(121,928)
Amortization of intangible assets, net	—	(84,552)
Others	(2,619)	(2,725)
Total deferred income tax asset, net	19,206	55,936
Deferred asset
Provision for loan portfolio and other provisions	200,241	—
Unrealized loss from derivatives	7,743	—
Net unrealized losses from fluctuation in investments through other comprehensive income	4,542	—
Deferred income from indirect credits (stand-by letters)	3,629	—
Right-of-use assets	2,299	—
Modification of rescheduled loan cash flows	580	—
Others	16,793	—
Deferred liability
Recording of past-due and refinanced loans	(149,111)	—
Amortization of intangible assets, net	(76,149)	—
Higher value of intangibles generated by business combination, Note 1(b)	(68,636)	(74,744)
Deemed cost of fixed assets	(56,481)	—
Leveling of assets and liabilities	(21,741)	—
Higher value of property, furniture and equipment and right-of-use generated by business combination, Note 1(b)	(889)	(968)
Others	(3,473)	—
Total deferred income tax liability, net	(140,653)	(75,712)

(b)
In Management’s opinion, the deferred income tax assets will be recovered from the taxable income that will be generated by each company of the Group over the coming years, including the portion that is recorded in the consolidated statement of changes in equity.
(c)
The table below presents the amounts reported in the consolidated statement of income for the years 2024, 2023 and 2022:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Current – Expense	188,236	140,332	432,392
Current – Dividend expense, Note 17(b)	26,076	33,020	30,587
Deferred – Expense (income)	100,053	102,244	(442)
	314,365	275,596	462,537

(d)
The table below presents the reconciliation of the effective income tax rate to the statutory tax rate for the Group:

	2024		2023		2022
	S/(000)%		S/(000)%		S/(000)%
Income before income tax	1,621,826	100.0	1,354,872	100.0	2,140,651	100.0
Theoretical tax	478,439	29.5	399,687	29.5	631,492	29.5
Increase in income of Subsidiaries not domiciled in Peru	1,299	0.1	46,453	3.4	11,412	0.5
Non-taxable income, net	(284,298)	(17.5)	(275,379)	(20.3)	(243,003)	(11.4)
Permanent non-deductible expenses	115,616	7.1	109,602	8.1	61,833	2.9
Non-taxable translation results	3,309	0.2	(4,767)	(0.4)	803	0.1
Income tax	314,365	19.4	275,596	20.3	462,537	21.6

16.
Equity
(a)
Capital stock and distribution of dividends –

IFS’s shares are listed on the Lima Stock Exchange and, since July 2019, they are listed also on the New York Stock Exchange. IFS’s shares have no nominal value and their issuance value was US$9.72 per share. As of December 31, 2024 and 2023, IFS’s capital stock is represented by 115,447,705 subscribed and paid-in common shares.

The General Shareholders’ Meeting of IFS held on March 31, 2025, agreed to distribute dividends charged to profits for the year 2024 for approximately US$115,443,000 (equivalent to approximately S/420,096,000); equivalent to US$1.00 per share, which will be paid on May 5, 2025.

The General Shareholders’ Meeting of IFS held on April 1, 2024, agreed to distribute dividends charged to profits for the year 2023 for approximately US$115,443,000 (equivalent to approximately S/427,369,000); equivalent to US$1.00 per share, which were paid on April 29, 2024.

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

(b)
Treasury stock -

On March 31, 2023, the General Shareholders of IFS approved the Share Repurchase Program for an amount of up to US$100 million of common shares, which may be carried out simultaneously on the Lima Stock Exchange – BVL and New York Stock Exchange – NYSE, on one or more dates at market value. The program is expected to continue until terminated by the Board of Directors.

During 2024, within the framework of this Program, Interbank has purchased 1,191,553 shares, at their market values, for approximately US$32,847,000, equivalent to approximately S/122,688,000 (during 2023, Interbank has purchased 938,371 shares, at market values, for approximately US$21,952,000 (equivalent to approximately S/81,021,000).

In addition, during 2024, Interfondos acquired 2,000 common shares, at market value, for approximately US$45,000 (equivalent to approximately S/169,000). On November 20, 2024, it sold these shares (during 2023, Interfondos sold 750 shares for approximately S/75,000).

As of December 31, 2024 and 2023, the Company and some Subsidiaries hold, 2,159,000 and 967,000 shares issued by IFS, respectively, with an acquisition cost equivalent to S/206,997,000 and S/84,309,000.

(c)
Capital surplus -

Corresponds to the difference between the nominal value of the shares issued and their public offerings price, which were performed in 2007 and 2019. Capital surplus is presented net of the expenses incurred and related to the issuance of such shares.

(d)
Unrealized results, net -

This item is made up as follows:

	Unrealized gain (loss)
	Instruments that will not be reclassified to consolidated statement of income	Instruments to be reclassified to the consolidated statement of income
	Equity instruments at fair value	Debt instruments at fair value	Insurance contracts reserve	Cash flow hedge reserve	Translation of foreign operations	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2022	(8,787)	(599,626)	(27)	44,878	261,085	(302,477)
Effect of changes in the discount rates of pension reserves, Note 3.4(d)	—	—	1,711,520	—	—	1,711,520
Unrealized loss from equity instruments at fair value through other comprehensive income, net of unrealized gain	(21,663)	—	—	—	—	(21,663)
Transfer to retained earnings from realized gain from equity instruments at fair value through other comprehensive income, Note 5(g)	(16,313)	—	—	—	—	(16,313)
Unrealized loss from debt instruments at fair value through other comprehensive income, net of unrealized gain	—	(1,848,192)	—	—	—	(1,848,192)
Transfer to realized loss from debt instruments at fair value through other comprehensive income, net of unrealized gain	—	14,263	—	—	—	14,263
Transfer of impairment on debt instruments at fair value through other comprehensive income	—	12,746	—	—	—	12,746
Variation for net unrealized loss on cash flow hedges	—	—	—	(70,170)	—	(70,170)
Transfer of realized loss on cash flow hedges to consolidated statement of income, net of realized gain	—	—	—	16,030	—	16,030
Translation of foreign operations	—	—	—	—	(50,165)	(50,165)
Balances as of December 31, 2022	(46,763)	(2,420,809)	1,711,493	(9,262)	210,920	(554,421)
Effect of changes in the discount rates of pension reserves, Note 3.4(d)	—	—	(968,599)	—	—	(968,599)
Unrealized gain from equity instruments at fair value through other comprehensive income, net of unrealized loss.	16,055	—	—	—	—	16,055
Transfer to retained earnings from realized gain from equity instruments at fair value through other comprehensive income, Note 5(g)	(33,433)	—	—	—	—	(33,433)
Unrealized gain from debt instruments at fair value through other comprehensive income, net of unrealized loss.	—	1,128,206	—	—	—	1,128,206
Transfer to realized gain from debt instruments at fair value through other comprehensive income, net of realized loss.	—	(8,350)	—	—	—	(8,350)
Transfer of impairment on debt instruments at fair value through other comprehensive income	—	7,390	—	—	—	7,390
Variation for net unrealized loss on cash flow hedges	—	—	—	(67,980)	—	(67,980)
Transfer of realized loss on cash flow hedges to consolidated statement of income, net of realized gain	—	—	—	45,309	—	45,309
Translation of foreign operations	—	—	—	—	(21,970)	(21,970)
Balances as of December 31, 2023	(64,141)	(1,293,563)	742,894	(31,933)	188,950	(457,793)
Effect of changes in the discount rates of pension reserves, Note 3.4(d)	—	—	(61,299)	—	—	(61,299)
Unrealized gain from equity instruments at fair value through other comprehensive income, net of unrealized loss.	1,263	—	—	—	—	1,263
Transfer to retained earnings from realized loss from equity instruments at fair value through other comprehensive income, Note 5(g)	53,737	—	—	—	—	53,737
Unrealized gain from debt instruments at fair value through other comprehensive income, net of unrealized loss.	—	259,523	—	—	—	259,523
Transfer to realized gain from debt instruments at fair value through other comprehensive income, net of realized loss.	—	(25,325)	—	—	—	(25,325)
Transfer of impairment on debt instruments at fair value through other comprehensive income	—	47,497	—	—	—	47,497
Variation for net unrealized loss on cash flow hedges	—	—	—	(57,848)	—	(57,848)
Transfer of realized loss on cash flow hedges to consolidated statement of income, net of realized gain	—	—	—	40,668	—	40,668
Translation of foreign operations	—	—	—	—	11,747	11,747
Balances as of December 31, 2024	(9,141)	(1,011,868)	681,595	(49,113)	200,697	(187,830)

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

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Other comprehensive income that will not be reclassified to the consolidated statement of income in future periods:
Equity instruments at fair value through other comprehensive income
Gains (losses) on equity instruments at fair value through other comprehensive income, net	1,263	16,055	(21,663)
Subtotal	1,263	16,055	(21,663)
Non-controlling interest	190	8	(43)
Income Tax	1,595	157	(218)
Total	3,048	16,220	(21,924)
Other comprehensive income to be reclassified to the consolidated statement of income in future periods:
Debt instruments at fair value through other comprehensive income
Net gain (loss) unrealized on debt instruments at fair value through other comprehensive income	259,523	1,128,206	(1,848,192)
Transfer to income of unrealized net (gain) loss on debt instruments at fair value through other comprehensive income	(25,325)	(8,350)	14,263
Transfer to income of loss for impairment on debt instruments at fair value through other comprehensive income	47,497	7,390	12,746
Subtotal	281,695	1,127,246	(1,821,183)
Non-controlling interest	1,448	3,618	(4,423)
Income Tax	3,595	3,645	(8,250)
Total	286,738	1,134,509	(1,833,856)
Insurance contracts reserve at fair value, Note 14(b)	(61,299)	(968,599)	1,711,520
Non-controlling interest	(90)	(1,592)	2,814
Total	(61,389)	(970,191)	1,714,334
Cash flow hedges:
Net loss from cash flow hedges	(57,848)	(67,980)	(70,170)
Transfer of net realized loss from cash flow hedge to consolidated statement of income	40,668	45,309	16,030
Subtotal	(17,180)	(22,671)	(54,140)
Non-controlling interest	(23)	(105)	(144)
Income Tax	(1,402)	(6,336)	(8,670)
Total	(18,605)	(29,112)	(62,954)
Foreign currency translation	11,747	(21,970)	(50,165)

(f)
Shareholders’ equity for legal purposes (regulatory capital) -

Within the framework of the Consolidated Supervision set out by the Regulation for the Consolidated Supervision of Financial and Mixed Conglomerates, approved by SBS Resolution No. 11823-2010 and amendments, the Intercorp Group must meet certain capital requirements as well as global and concentration limits, among other requirements, applicable to its Financial Group. As of December 31, 2024, the Financial Group is mainly comprised of Intercorp Financial Services Inc. and its subsidiaries.

On the other hand, as of December 31, 2024 and 2023, the regulatory capital required for Interbank, Interseguro and Inteligo Bank (a Subsidiary of Inteligo Group Corp.), is calculated based on the separate financial statement of each Subsidiary and prepared following the accounting principles and practices of their respective regulators (the SBS or the Central Bank of the Bahamas, in the case of Inteligo Bank).

As of December 31, 2024, the Company and its subsidiaries have complied with the capital requirements and complementary provisions established by their regulators for individual and consolidated supervision purposes, as applicable.

The regulatory capital required for Interbank, Interseguro and Inteligo Bank is detailed below:

Interbank’s regulatory capital -

According to Legislative Decree No. 1028 and amendments, Interbank’s regulatory capital must be equal to or higher than 10 percent of the assets and contingent credits weighted by total risk represented by the sum of: the regulatory capital requirement for market risk multiplied by 10, the regulatory capital requirement for operational risk multiplied by 10 and the assets and contingent credits weighted by credit risk. However, through Multiple Official Letter No. 27358-2021 and Emergency Decree No. 003-2022, it was established that in the period between April 2021 and August 2022, the regulatory capital for financial companies shall be equal or higher than 8 percent of total risk-weighted assets and contingencies and from September 2022 to March 2023, it will be of 8.5 percent, once this period ends, the regulatory capital shall go back to be equal or higher than 10 percent determined as or indicated above. The aforementioned regulations were modified by SBS Resolution No. 3952-2022, establishing that within the period between January and March 2023, the regulatory capital for financial companies must be equal or higher than 8.5 percent of the assets and contingent assets weighted by total risks; equal or higher than 9 percent between April 2023 and August 2024; equal or higher than 9.5 percent between September 2024 and February 2025; and 10 percent from March 2025 onwards.

As of December 31, 2024 and 2023, in application of the current SBS Resolutions, Interbank maintains the following amounts related to the risk weighted assets and contingent and regulatory capital (basic and supplementary):

	2024	2023
	S/(000)	S/(000)
Total risk weighted assets and credits	64,308,282	63,494,884
Total regulatory capital	10,239,304	9,811,486
Basic regulatory capital (Level 1)	7,892,361	7,461,727
Supplementary regulatory capital (Level 2)	2,346,943	2,349,759
Global capital to regulatory capital ratio	15.92%	15.45%

As of December 31, 2024 and 2023, Interbank has complied with SBS Resolutions No.2115-2009, No.6328-2009, No.14354-2009, No.4128-2014, “Regulations for the Regulatory Capital Requirement for Operational Risk”, “Market Risk” and “Credit Risk”, respectively, and their amendments. These resolutions establish, mainly, the methodologies to be applied by financial entities to calculate the assets and credits weighted per type of risk.

SBS Resolution No. 3953-2022 establishes the calculation of the regulatory capital requirement for additional risks, which shall be equal to the sum of the regulatory capital requirements for concentration risk plus the regulatory capital requirements of interest rate risk in the banking book. As of December 31, 2024 and 2023, the regulatory capital requirement for additional risks is approximately S/731,841,000 and S/594,256,000, respectively.

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

The solvency net equity is represented by the higher amount between the solvency margin and the minimal capital. As of December 31, 2024 and 2023, the solvency net equity is represented by the solvency margin. The solvency margin is the complementary support that insurance entities must maintain to deal with possible situations of excess claims not foreseen in the establishment of technical reserves. The total solvency margin corresponds to the sum of the solvency margins of each branch in which Interseguro operates.

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

As of December 31, 2024 and 2023, Interseguro’s surplus equity is as follows:

	2024	2023
	S/(000)	S/(000)
Regulatory capital	1,509,399	1,370,151
Less
Solvency equity (solvency margin)	706,926	698,409
Guarantee fund	499,073	455,253
Surplus	303,400	216,489

Inteligo Bank’s regulatory capital –

The Central Bank of the Bahamas requires Inteligo Bank to maintain a regulatory capital of not less than 8 percent of its risk weighted assets. Inteligo Bank’s capital ratio as of December 31, 2024 and 2023 is the following:

	2024	2023
	US$(000)	US$(000)
Total eligible capital	157,178	137,460
Total risk weighted assets	812,526	792,352
Capital adequacy ratio (in percentage)	19.34	17.35

In Management’s opinion, IFS and its Subsidiaries have complied with the requirements set forth by the regulatory entities.

(g)
Reserves -

The Board of Directors’ Meeting of IFS held on November 12, 2024, agreed to constitute reserves for S/2,300,000,000 charged to retained earnings.

The General Shareholders’ Meeting of IFS held on March 31, 2022, agreed to constitute reserves for S/800,000,000 charged to retained earnings.

(h)
Subsidiaries’ legal and special reserves -

In accordance with Peruvian regulations, the Subsidiaries domiciled in Peru are required to establish a reserve equivalent to a certain percentage of their paid-in capital (20 or 35 percent, depending on their economic activity) through annual transfers of not less than 10 percent of their net income. As of December 31, 2024 and 2023, the reserves constituted by the Peruvian subsidiaries amounted to S/1,779,383,000 and S/1,670,500,000, respectively.

17.
Tax situation
(a)
IFS and its Subsidiaries incorporated and domiciled in the Republic of Panama and the Commonwealth of the Bahamas (see Note 2), are not subject to any Income Tax, or any other taxes on capital gains, equity or property. The Subsidiaries incorporated and domiciled in Peru (see Note 2) are subject to the Peruvian Tax legislation; see paragraph (c).

Peruvian life insurance companies are exempt from Income Tax regarding the income derived from assets linked to technical reserves for pension insurance and pensions from the Private Pension Fund Administration System; as well as income generated through assets related to life insurance contracts with savings component.

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

In this sense, the Act states that an assumption of indirect transfer of shares arises when in any of the 12 months prior to disposal, the market value of shares or participations of the legal person domiciled is equivalent to 50 percent or more of the market value of shares or participations of the legal person non-domiciled. Additionally, as a concurrent condition, it is established that in any period of 12 months shares or participations representing 10 percent or more of the capital of legal persons non-domiciled be disposed of.

Also, an indirect disposal assumption arises when the total amount of the shares of the domiciled legal person whose indirect disposal is performed, is equal or greater than 40,000 Taxation Units (henceforth “UIT”, by its Spanish acronym).

(b)
Legal entities or individuals not domiciled in Peru are subject to an additional tax (equivalent to 5 percent) on dividends received from entities domiciled in Peru. The corresponding tax is withheld by the entity that distributes the dividends. In this regard, since IFS controls the entities that distribute the dividends, it records the amount of Income Tax on dividends as an expense for the financial year of the dividends received. In this sense, during 2024, 2023 and 2022, the Company has recorded a provision for S/26,076,000, S/33,020,000 and S/30,587,000, respectively, in the caption “Income Tax” of the consolidated statement of income.
(c)
IFS’s Subsidiaries incorporated in Peru are subject to the payment of Peruvian taxes; hence, they must calculate their tax expenses on the basis of their separate financial statements. The Income Tax rate as of December 31, 2024, 2023 and 2022, was 29.5 percent, over the taxable income.
(d)
The Tax Authority (henceforth “SUNAT”, by its Spanish acronym) is legally entitled to perform tax audit procedures for up to four years subsequent to the date at which the tax return regarding a taxable period must be filed.

Below are the taxable periods subject to inspection by the SUNAT as of December 31, 2024:

- Interbank: Income Tax returns for the years 2020 to 2023, and Value-Added-Tax returns for the years 2019 to 2024.

- Interseguro: Income Tax returns for the years 2021 to 2024, and Value-Added-Tax returns for the years 2020 to 2024.

- Procesos de Medios de Pago: Income Tax returns for the years 2021 to 2024 and Value-Added-Tax returns for the years 2020 to 2024.

- Izipay: Income Tax returns and Value-Added-Tax returns for the years 2020 to 2024.

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

For these periods, the most relevant matter subject to discrepancy with SUNAT corresponds to whether the “interest in suspense” are subject to Income Tax or not. In this sense, Interbank considers that the interest in suspense does not constitute accrued income, in accordance with the SBS’s regulations and IFRS accounting standards, which is also supported by a ruling by the Permanent Constitutional and Social Law Chamber of the Supreme Court issued in August 2009 and a pronouncement in June 2019.

In June, September and December 2022, the Fifth Constitutional and Social Law Transitory Chamber of the Supreme Court notified of its ruling regarding the Income Tax 2004, advance payments 2004 and Income Tax 2001, respectively, thus reaffirming the aforementioned criterium.

In October 2023, the Fifth Constitutional and Social Law Transitory Chamber of the Supreme Court issued the Resolution through which declared unfounded the cassation appeals filed by SUNAT and the Tax Court against the favorable ruling regarding the Income Tax 2005, thus reaffirming the aforementioned criterium.

Tax period 2003:

In January 2023, Interbank was notified with a Resolution of Compliance which rectified and resettled the debt related to advance payments of the Income Tax for the period 2003, without any amount to pay.

In March 2023, Interbank was notified with a Resolution of Compliance regarding Income Tax for the period 2003, which rectified the tax debt, thus reducing said penalty from S/69,000,000 to S/25,000,000. Likewise, Interbank filed the respective Appeal Recourse against said Resolution of Compliance. In September 2023, Interbank was notified with a Tax Court Resolution, which revokes said Resolution, of Compliance in relation to the updating of the debt, thus, SUNAT must proceed according to what said Resolution mandates, and confirm its content. In October 2023, Interbank was notified with a new Resolution of Compliance, which Interbank has filed an Appeal Recourse against.

In February 2024, the Tax Court issued a Resolution, which ruled to revoke a Resolution of Compliance regarding the updating of the liability, thus, SUNAT must perform a new resettlement. In May 2024, SUNAT issued a Resolution of Compliance, which was appealed by Interbank. In October 2024, Interbank was notified with other Tax Court Resolution, which ruled to confirm the updating contained in Resolution of Compliance issued by the Tax Court.

Also, in October 2024, through Resolution of Coactive Collection, SUNAT notified Interbank the payment of the liability from the third-category Income Tax corresponding the period 2003 for approximately S/17,800,000 (includes taxes, fines and arrears) amount that was paid by Interbank in November 2024; however, the case continues at the Judiciary. This payment was recorded as account receivable from SUNAT, and was recorded as “Recoverable tax” in the caption “Other accounts receivable and other assets, net”; see Note 10(a).

Tax period 2004:

In April 2023, Interbank was notified with a Resolution, through which it rectified the determination of payments on account of Income Tax for the year 2004; this Resolution was appealed by Interbank. In December 2024, Interbank was notified with another Tax Court Resolution, which confirmed the original Resolution of the Intendence.

In October 2024, Interbank was notified with a Resolution of Intendence regarding the third-category Income Tax corresponding to the period 2004, which ruled to rectify and continue with the collection of the tax liability.

Tax period 2005:

In May 2020, Interbank was notified with the Resolution of Compliance related to the Income Tax and advance payments of the Income Tax for the year 2005 (linked to the interest in suspense). Through said notification, SUNAT increased the requested tax debt from S/1,000,000 to S/35,000,000 because as a result of the Resolution of Compliance, certain previously accepted deductions by SUNAT were rejected. In June 2020, Interbank filed an Appeal, which is pending of pronouncement by the Tax Court.

In December 2022, the Tax Court notified to Interbank with a Resolution, through which it revoked interest in suspense, financial pro-rata, advance payments and fines.

In October 2023, Interbank was notified with a Resolution of Intendence, issued in compliance with Tax Court Resolution appealed by Interbank. In April 2024, the Tax Court issued a Resolution, which ruled to partially revoke the previous Resolution of Intendence and ordered the resettlement of the tax, by virtue of which, a Resolution of Compliance was issued for approximately S/23,700,000, against which an Appeal Recourse was filed by Interbank.

In November 2024, Interbank was notified by the Tax Court with a Resolution, related to the advance payments of the Income Tax 2005, which is under compliance phase.

Tax period 2006:

In February 2021, Interbank was notified with the Resolution of Compliance related to the Income Tax and prepaid income tax of the year 2006 (related to litigations about interest in suspense). Through said notification, SUNAT rejected an excess payment of S/3,500,000 and determined a tax debt of S/23,000,000.

In December 2022, the Tax Court revoked the claims over interest in suspense, prepayment quotient and associated penalties. However, in December 2024, the Tax Court ordered to maintain and continue with the updated collection of the tax liability related to the Income Tax 2006, thus confirming previous Resolutions related to claims and penalties. To the date of this report, the case is pending resolution by the Judiciary.

As of December 31, 2024, the tax liability requested for this concept and others minor, amounts to approximately S/84,000,000, and includes taxes, fines and arrears; out of which S/56,000,000 correspond to the concept of interest in suspense, and S/28,000,000 correspond to other claims. As of December 31, 2023, the tax liability requested amounted to S/124,000,000, including taxes, fines and arrears.

Tax period 2010:

In February 2017, SUNAT closed the audit procedure corresponding to the Income Tax for the year 2010. Interbank paid the debt under protest and filed a claim recourse. As of the date of this report, the procedure has been appealed, and it is pending resolution by the Tax Court.

Tax period 2012:

In July 2020, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the third-category Income Tax for the fiscal year 2012. As of December 31, 2024 and 2023, the tax debt claimed by the SUNAT amounted to S/14,600,000 and S/14,400,000, respectively. As of the date of this report, the process is on appeal, pending resolution by the Tax Court.

Tax period 2013:

In January 2019, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2013. As of that date, the tax debt claimed by the Tax Court amounted to approximately S/50,000,000. The main concept observed corresponded to the deduction of loan write-offs without proof by the SBS.

In December 2022, the SUNAT through Resolution of Coactive Collection, notified the payment of the third-category Income Tax debt corresponding to the period 2013, for approximately S/62,000,000 (which includes the tax, fines and interest arrears) sum that was paid by Interbank in February 2023; however, the process continues before the Judiciary instance. This payment was recorded as account receivable from SUNAT, that was recorded as “Tax paid to recover”, in the caption “Other accounts receivable and other assets, net”; see Note 10(a).

Tax period 2014:

In September 2019, Interbank was notified with Resolutions of Determination and Penalty corresponding to the audit of the third-category Income Tax corresponding the period 2014, without additional amounts; as well as with Resolutions of Determination, issued on the application of the additional Income Tax rate of 4.1 percent; regarding this, the tax liability requested by SUNAT as of December 31, 2024 and 2023, amounts to S/178,000 and S/177,000, respectively. To the date of this report, the case is under appeal, pending resolution by the Tax Court.

Tax period 2015:

In December 2021, Interbank was notified with Resolutions of Determination and Penalty corresponding to the audit of the third-category Income Tax of the period 2015.

As of December 31, 2024 and 2023, the tax debt requested in relation to the Income Tax advance payments for the period 2015 and to the application of the additional Income Tax rate of 4.1 percent, amounted to S/14,800,000 and S/14,600,000, respectively. As of the date of this report, the process is under appeal, pending resolution by the Tax Court.

Tax period 2017:

In December 2021, SUNAT notified Interbank about the beginning of the definitive audit procedure on Income Tax corresponding to the year 2017. In October 2022, SUNAT notified through Resolutions of Determination, issued regarding the third-category Income Tax corresponding to the period 2017 and Income Tax advance payments from January to December 2017; however, in November 2022, Interbank filed a claim recourse against the aforementioned determination resolutions. As of the date of this report, the process is under appeal, pending resolution by the Tax Court.

Tax period 2018:

In April 2019, SUNAT notified of the start of the final audit process for non-domiciled income tax withholdings corresponding to the year 2018.

In November 2023, SUNAT notified Interbank with a Resolution of Determination regarding the Income Tax for the fiscal year 2018, Resolutions of Determination, issued regarding advance payments from January to December 2018 and resolutions of Penalty for the tax and period indicated.

As of December 31, 2024 and 2023, the tax liability requested regarding the Income Tax and advance payments of the third-category Income Tax corresponding to the period 2018, amounted to S/78,000,000 and S/74,800,000, respectively. To the date of this report, the case is under appeal, pending resolution by the Tax Court.

Tax period 2019:

In October 2023 and February 2024, SUNAT notified the beginning of the audit process to Interbank regarding the third-category Income Tax corresponding to the period 2019 and Transfer Prices for the period 2019, respectively. As of December 31, 2024, the audit process for the period 2019 is ongoing.

Interseguro:

In October 2023, SUNAT completed the fiscalization procedure regarding the Income Tax corresponding for the period 2020, without additional observations.

Procesos de Medios de Pago:

In December 2024, SUNAT concluded the definite audit procedure of the Income Tax for the period 2020, without material observations.

Izipay:

As of December 31, 2024 and 2023, Izipay maintains carryforward tax losses amounting to S/70,043,812 and S/71,552,053, respectively. In application of current tax regulations, Management opted for system “B” to offset its tax losses. Through this system, the tax loss may be offset against the net income obtained in the following years, up to 50 percent of said income until they are extinguished; therefore, they do not have an expiration date.

In the opinion of IFS Management, its Subsidiaries and its legal advisers, any eventual additional tax would not be significant for the financial statements as of December 31, 2024 and 2023.

(e)
For the purpose of determining the Income Tax, the transfer prices of transactions with related companies and with companies domiciled in countries or territories that are non-cooperating or low or zero tax countries or territories, or with entities or permanent establishments whose income, revenues or gains from said contracts are subject to a preferential tax regime, must be supported by documented information on the valuation methods used and the criteria considered for their determination. The Tax Administration is authorized to request this information from the Group's subsidiaries.

Through Legislative Decree No. 1312,in force since 2017, it was also established that intra-group transactions of low aggregate value cannot have a margin higher than 5 percent of their cost, and regarding services rendered between related companies, taxpayers must comply with the benefit test and with providing the documentation supporting their reality (information on costs and expenses incurred by the service provider, profit margin, among others), as well as the information requested for the deduction of the cost or expense.

Through Legislative Decree No. 1116, it was established that the regulations of Transfer Prices are not applicable for purposes of the Value-Added Tax.

Through Legislative Decree No.1381, in force since 2018, it was incorporated in the Income Tax Act the concept of “non-cooperating” countries or territories and preferential tax regimes to which defensive measures already existing for countries and territories with low or zero taxation are imposed.

Based on the analysis of the operations of the Group, Management and its internal legal advisors believe that, as a consequence of the application of these standards, no contingencies will arise for the Group as of December 31, 2024 and 2023.

(f)
Starting on September 14, 2018, Legislative Decree No. 1422 established that, when an audited entity is subject to the General Anti-Avoidance Clause (“CAG”, by its Spanish acronym), it is automatically deemed that there exists deceit, grave negligence or abuse of powers by the legal representatives, unless proven otherwise. The mentioned joint liability will be attributed to said representatives provided that they have collaborated with the design or approval or execution of actions or situations or economic relations with avoidance purposes.

This legal norm also includes the members of the Board of Directors. It sets out that it is up to this corporate body to define the tax strategy of the entity, having to decide on the approval or not of actions, situations or economic relations to be carried out within the framework of tax planning, this power being non-delegable.

Board members of domiciled entities were given until March 29, 2019, to ratify or modify the actions, situations or economic relations performed within the tax planning framework, and implemented as of September 14, 2018, that continue to have tax effects until now.

Notwithstanding the aforementioned deadline for the compliance of said formal obligation, and considering the referred joint liability attributable to both the legal representatives and the Board members, as well as the lack of definition of the term “tax planning”, it will be critical to review every actions, situation or economic relation that (i) has increased tax attributes; and/or (ii) has generated a lower tax payment for the aforementioned periods in order to avoid the attribution of tax joint liability, at administrative level or even criminal level, depending on the judgment of the auditing agent, in case of application of the CAG to the entity subject to tax intervention by SUNAT.

(g)
Legislative Decree No. 1372, in force since 2018, established the rules that regulate the obligation of legal persons and/or legal entities to inform the identification of their final beneficiaries. These rules are applicable to legal entities domiciled in the country and legal entities established in the country. The obligation covers non-domiciled legal entities and legal entities established abroad, provided that: a) they have a branch, agency or other permanent establishment in the country; b) the natural or juridical person who manages the autonomous patrimony or the investment funds from abroad, or the natural or legal person who has the status of trustee or administrator, is domiciled in the country; and c) any member of a consortium is domiciled in the country. This obligation will be fulfilled through the presentation to SUNAT of an informative sworn statement, which must contain the information of the final beneficiary and be submitted in accordance with the regulations and within the deadlines established by Resolution of Superintendence from SUNAT. Notice that in case some modification has been made to the informative sworn statement submitted by the Company, related to the identification of its final beneficiaries, it has to comply with informing of said updating to SUNAT.

(h)
Legislative Decree No. 1532, published on March 19, 2022, and in force since January 1, 2023, regulated the attribution procedure of the condition of Subject Without Operating Capacity (“SSCO”, by its Spanish acronym), within the framework of the fight against tax avoidance. In that sense, an SSCO was defined as the subject that, although being registered as issuer of payment receipts or complementary documents, does not have economic, financial, material, human or other resources, or they are not suitable for the performing of operations for which said documents are issued. Supreme Decree No. 319-2023-EF approved the regulation on the attribution procedure of the SSCO condition.

On December 31, 2024, SUNAT’s webpage and the Official Bulletin published the roster of SSCOs whose resolutions of attribution have been ratified.

(i)
The use of payment methods is regulated by Act No. 28194 (Act for the Fight Against Tax Avoidance and for the Formalization of the Economy, henceforth, the “Act”), which is referred to the obligation to bankarize certain operations for certain amounts through Entities of the Financial System (“ESF”, by its Spanish acronym).

The Article 4 of the Act, modified by Legislative Decree No. 1529, establishes that the minimum amount for the use of payment methods is two thousand Soles (S/2,000) or five hundred American Dollars (US$500). This means that, in general, every operation above the aforementioned amounts performed by both legal and natural persons have to the channeled through EFSs.

(j)
On June 30, 2023, Supreme Decree No. 137-2023-EF was published, amending Article 30 of the Regulation of the Income Tax Act, through which that regulates the rates applicable to operations with non-domiciled persons. The amendment updates the use of the SOFR rate as the prevailing preferential rate, for the purpose of applying the reduced rate of 4.99 percent. The aforementioned legislation is effective from June 30, 2023.

(k)
On April 22, 2023, Legislative Decree No. 1549 was published. It extends the validity of the exemptions provided by Article 19 of the Income Tax Act until December 31, 2026. Said legislation entered into effect on January 1, 2024.

In this regard, among the aforementioned extended exemptions that are applicable or related to the operations of Interbank, are subsection i) of Article 19, which indicates that shall be exempted any type of fixed or variable interest rate, in local or foreign currency, that is paid for a deposit or levy pursuant to the Banking and Insurance Act (Act No. 26702), as well as the capital increases of said deposits or levies, in local or foreign currency, except when said gains constitute third category income.

(l)
Act No. 32218, published on December 29, 2024, establishes that the following income will be exempted from the Income Tax starting on January 1, 2025: interest and capital gains from repurchase agreements and the sale of participation units of Exchange Traded Funds (ETF), whose underlying assets are instruments issued by the Republic of Peru.
(m)
On December 19, 2023, Act No. 31962 was published. It ordered the use of an interest arrears rate to reconcile the interest payments for the reimbursement of undue or excess payments, and for the cumulative balances of withholdings or perceptions not applied to the tax credit for general sales tax (“IGV”, by its Spanish acronym), as well as in the updating of fines. Likewise, the Act establishes that in the case of unpaid fines, the legal interest rate set out by the BCRP shall be used for their updating and shall be accrued starting on the date that SUNAT requests the payment of the debtor’s fine.

18.
Off-balance sheet accounts
(a)
The table below presents the components of this caption:

	2024	2023
	S/(000)	S/(000)
Contingent credits - indirect loans (b), Note 6(a)
Guarantees and stand-by letters	4,695,331	4,302,772
Import and export letters of credit	373,363	440,708
	5,068,694	4,743,480
Derivatives
Held for trading: Note 10(b)
Forward foreign currency agreements, see Note 29.2(b)(i):
Forward currency agreements – purchase	2,514,195	1,811,147
Forward currency agreements – sale	4,078,348	2,316,809
Forward foreign currency agreements in other currencies	499,528	747,736
Foreign currency options	2,518	279,047
Swap agreements, see Note 29.2(b)(ii):
Currency swaps: Foreign currency delivery / receipt in Soles	156,678	283,648
Currency swaps: Soles delivery / receipt in foreign currency	1,742,670	1,087,151
Interest rate swaps	1,742,139	1,530,493
Designated as hedges: Note 10(b)
Cash flows:
Cross currency swaps	2,334,880	2,578,515
	13,070,956	10,634,546
Responsibilities for credit lines granted (cancellable) (c)	10,564,239	11,295,837
Responsibilities for credit lines – commercial and others (d)	2,972,089	2,015,304
Total	31,675,978	28,689,167

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

(c)
Responsibilities under credit lines agreements include consumer credit lines and other consumer loans that are cancellable by Interbank.

(d)
Corresponds to commitments of disbursement of future loans that Interbank has committed to carry out; provided that the borrower complies with the obligations under the corresponding loan agreements, however, they may be cancelled by Interbank.

19.
Interest income and expenses, and similar accounts
(a)
This caption is comprised of the following:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Interest and similar income
Interest on loan portfolio	5,157,744	5,353,991	4,207,420
Impact from the modification of contractual cash flows due to the loan rescheduling schemes (*)	510	(29,404)	41,110
Interest on investments at fair value through other comprehensive income	1,218,304	1,199,059	1,189,428
Interest on due from banks and inter-bank funds	372,622	367,167	175,401
Interest on investments at amortized cost	217,716	172,602	161,966
Dividends on financial instruments, Note 5(e) and (f)	49,396	42,779	78,928
Others	13,099	14,217	17,049
Total	7,029,391	7,120,411	5,871,302
Interest and similar expenses
Interest and fees on deposits and obligations	(1,495,881)	(1,662,139)	(863,335)
Interest and fees on obligations with financial institutions	(482,392)	(474,362)	(234,842)
Interest on bonds, notes and other obligations	(327,385)	(311,665)	(418,821)
Deposit insurance fund fees	(86,776)	(81,171)	(77,920)
Insurance contract expense with investment component, Note 3.4(d.1.5)	(71,202)	(51,190)	(52,440)
Interest on lease payments, Note 8(e)	(7,627)	(5,562)	(9,283)
Others	(9,007)	(6,277)	(5,048)
Total	(2,480,270)	(2,592,366)	(1,661,689)

(*) For rescheduled loans, Interbank recalculated the carrying amount of these financial assets as the present value of the modified contractual cash flows, discounted at the loan’s original effective interest rate. During 2024, 2023 and 2022, interest was recorded according to the rescheduled term for approximately S/2,165,000, S/9,246,000 and S/22,930,000, respectively. Likewise, as result of the rescheduling of loans under the “Reactiva Peru” program, expenses for approximately S/1,654,000 and S/38,650,000, and income for approximately S/18,180,000, respectively; were recorded.

(b)
The amounts shown in paragraph (a) above, include interest income and expenses calculated using the effective interest rate (EIR), which are related to the following items:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Financial assets measured at amortized cost	5,748,592	5,864,356	4,585,897
Financial assets measured at fair value through other comprehensive income	1,218,304	1,199,059	1,189,428
Total interest from financial assets calculated at EIR	6,966,896	7,063,415	5,775,325
Financial liabilities measured at amortized cost	(2,313,285)	(2,453,728)	(1,526,281)

20.
Fee income from financial services, net
(a)
For the years ended December 31, 2024, 2023 and 2022, this caption is comprised of the following:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Income
Performance obligations at a point in time:
Accounts maintenance, carriage, transfers, and debit and credit card fees	755,432	747,568	705,188
Income from services (acquirer and issuer role) (b)	733,885	738,177	523,313
Banking service fees	196,985	208,420	248,175
Brokerage and custody services	8,116	5,811	5,836
Others	30,370	36,393	34,438

Performance obligations over time:
Funds management	158,928	137,137	153,948
Contingent loans fees	67,045	68,355	70,038
Collection services	55,978	60,648	60,931
Others	18,694	28,757	40,168
Total (d)	2,025,433	2,031,266	1,842,035

Expenses
Expenses for services (acquirer and issuer role) (b)	(343,038)	(339,846)	(238,997)
Credit cards	(177,492)	(199,464)	(164,722)
Credit card processing commissions	(103,838)	(85,741)	(56,845)
Local banks fees	(71,564)	(58,956)	(50,192)
Credit life insurance premiums	(71,239)	(71,796)	(97,378)
Digital services fees	(53,857)	(19,451)	(16,756)
Foreign banks fees	(25,778)	(26,285)	(24,920)
Registry expenses	(1,865)	(1,466)	(2,046)
Brokerage and custody services (c)	(780)	(675)	(961)
Others	(33,039)	(49,124)	(51,832)
Total	(882,490)	(852,804)	(704,649)
Net	1,142,943	1,178,462	1,137,386

(b)
Corresponds to the management and operation of the shared service of transaction processing of credit and debit cards, for clients of Izipay since April 2022, the month in which Izipay became a Subsidiary of IFS.
(c)
Fee income by geographic distribution for the years ended December 31, 2024, 2023 and 2022 is presented below:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Country
Peru	1,919,295	1,931,303	1,720,865
Panama	106,138	99,963	121,170
Total	2,025,433	2,031,266	1,842,035

21.
Other income and (expenses)
(a)
This caption is comprised of the following:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Other income
Maintenance, installation and sale of POS equipment	23,269	28,743	22,000
Gain on sale of property, furniture and equipment, Note 8(d)	12,879	15,300	11,780
Services rendered to third parties	8,223	7,512	7,611
Income from investments in associates (b)	7,447	—	18,692
Income from ATM rentals	5,507	5,365	6,459
Other technical income from insurance operations	4,162	10,163	6,489
Gain from sale of written-off-loans (c)	2,542	18,770	19,177
Gain from refunds and penalties	—	—	18,783
Fair value adjustment of the participation held by Interbank in Izipay, Note 1(b)	—	—	222,513
Others	57,193	70,847	66,677
Total other income	121,222	156,700	400,181
Other expenses
Commissions from insurance activities	(38,780)	(42,400)	(90,168)
Provision for sundry risk	(29,290)	(4,138)	(12,661)
Administrative and tax penalties	(16,277)	(20,198)	(7,317)
Sundry technical insurance expenses	(14,414)	(10,066)	(11,048)
Expenses related to rental income	(12,607)	(5,814)	(7,521)
Provision for accounts receivable	(11,508)	(13,847)	(5,684)
Write-off of intangibles, Note 9(a)	(10,400)	(3,455)	(6,266)
Donations	(4,826)	(4,529)	(4,712)
Cost of sale of POS equipment	(1,154)	(12,819)	(27,366)
Others (*)	(55,703)	(67,726)	(67,901)
Total other expenses	(194,959)	(184,992)	(240,644)

(*) During the years 2024, 2023 and 2022, corresponds mainly to expenses for operational write-offs, among other minor expenses.

(b)
As of December 31, 2022, includes S/5,033,000 corresponding to the participation that Interbank held in Izipay until the date of its acquisition, see Note 1(b).

(c)
During the years 2024, 2023 and 2022, Interbank sold written-off loan portfolios, in cash and to non-related third parties. The nominal value of the credits sold amounted to S/248,249,000, S/1,300,296,000 and S/973,966,000, respectively.

22.
Result from insurance activities

(a) This caption is comprised of the following:

	2024				2023				2022
	General insurance	Pensions	Life	Total	General insurance	Pensions	Life	Total	General insurance	Pensions	Life	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Insurance service income -
Contracts measured under BBA and VFA (*):
CSM recognized for services rendered	61,800	3,970	28,826	94,596	49,191	3,609	27,978	80,778	43,496	1,945	25,320	70,761
Change in Risk adjustment for non-financial risk	3,083	7,756	(358)	10,481	1,476	255	(1,850)	(119)	1,562	(828)	2,014	2,748
Insurance service expenses and expected claims incurred	68,268	282,141	74,944	425,353	69,145	273,396	62,348	404,889	76,567	266,433	42,398	385,398
Recovery of cash for insurance acquisition	4,846	536	10,023	15,405	3,489	273	6,613	10,375	1,159	121	2,078	3,358

Contracts measured under PAA:
Premiums assigned to the period	219,600	—	3,323	222,923	220,616	—	4,097	224,713	208,446	—	6,464	214,910
	357,597	294,403	116,758	768,758	343,917	277,533	99,186	720,636	331,230	267,671	78,274	677,175

Insurance service expenses -
Claims incurred expenses and other expenses	(84,337)	(816,857)	(125,923)	(1,027,117)	(108,805)	(798,733)	(114,753)	(1,022,291)	(118,621)	(813,703)	(92,950)	(1,025,274)
Onerous contract losses and loss reversion	7,095	(13,779)	(188)	(6,872)	38,101	(37,190)	11,636	12,547	5,872	(174,608)	5,854	(162,882)
Amortization of insurance acquisition cash flows	(125,876)	(536)	(10,021)	(136,433)	(120,123)	(273)	(6,613)	(127,009)	(116,088)	(121)	(2,078)	(118,287)
Changes to liabilities for incurred claims	(70,556)	487,468	56,001	472,913	(58,030)	477,027	64,182	483,179	11,757	521,781	49,033	582,571
	(273,674)	(343,704)	(80,131)	(697,509)	(248,857)	(359,169)	(45,548)	(653,574)	(217,080)	(466,651)	(40,141)	(723,872)
Insurance service results	83,923	(49,301)	36,627	71,249	95,060	(81,636)	53,638	67,062	114,150	(198,980)	38,133	(46,697)
Reinsurance income	—	—	—	(14,273)	—	—	—	(6,889)	—	—	—	(16,417)
Financial result of insurance operations (b)	—	(562,413)	(33,237)	(595,650)	—	(542,361)	(30,806)	(573,167)	—	(522,725)	19,338	(503,387)
Result from insurance activities (**)	83,923	(611,714)	3,390	(538,674)	95,060	(623,997)	22,832	(512,994)	114,150	(721,705)	57,471	(566,501)

(*) BBA Method (Building Block Approach) and VFA Method (Variable Fee Approach).

(**) Before expenses attributed to the insurance activity that are presented in the caption “Other expenses” in the consolidated statement of income, and that correspond to salaries and employee benefits, administrative expenses, depreciation and amortization, and other expenses for S/368,885,000, S/334,602,000 and S/313,647,000 as of December 31, 2024, 2023 and 2022, respectively. See also financial information by segments in Note 27.

(b) The composition of the financial result of insurance operations, is as follows:

	2024			2023			2022
	Pensions	Life	Total	Pensions	Life	Total	Pensions	Life	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial expenses for issued insurance contracts -
Changes in the obligation to pay the fair value holder of the underlying assets of direct participation agreements due to the investment’s return	—	96	96	—	(10,499)	(10,499)	—	27,284	27,284
Interest credited	(562,252)	(35,858)	(598,110)	(541,468)	(23,088)	(564,556)	(523,539)	(9,526)	(533,065)
Changes in interest rate and other financial hypotheses	(162)	3,879	3,717	(433)	3,257	2,824	754	1,728,374	1,729,128
Effect of changes in current estimates and in CSM adjustment rates in relation to the rates used in the initial recognition	1	(1,020)	(1,019)	4	(621)	(617)	(16)	(1,729,032)	(1,729,048)
	(562,413)	(32,903)	(595,316)	(541,897)	(30,951)	(572,848)	(522,801)	17,100	(505,701)

Financial income from insurance contracts -
Interest credited	—	(16)	(16)	(388)	(1,086)	(1,474)	76	72	148
Effect of changes in interest rates and other financial hypotheses	—	(373)	(373)	(76)	1,130	1,054	—	(1,451)	(1,451)
Exchange differences	—	—	—	—	—	—	—	—	—
Effect of changes in current estimates and in CSM adjustment rates in relation to the rates used in the initial recognition	—	55	55	—	101	101	—	3,617	3,617
	-	(334)	(334)	(464)	145	(319)	76	2,238	2,314
Result from insurance activities	(562,413)	(33,237)	(595,650)	(542,361)	(30,806)	(573,167)	(522,725)	19,338	(503,387)

23. Salaries and employee benefits

This caption is comprised of the following:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Salaries	672,180	655,665	589,773
Vacations, health insurance and others	111,886	87,996	81,581
Social security	71,573	66,331	62,637
Severance indemnities	52,916	49,265	44,447
Workers’ profit sharing	46,691	38,018	92,042
Total	955,246	897,275	870,480

The average number of employees for the years 2024, 2023 and 2022 was 8,542, 8,333 and 8,076 respectively.

24. Administrative expenses

(a)
This caption is comprised of the following:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Services received from third parties (b)	1,248,183	1,202,017	1,104,822
Taxes and contributions	83,454	77,202	64,008
Rental expenses (c) and Note 8(e)	5,317	9,643	10,958
Total	1,336,954	1,288,862	1,179,788

(b)
Services received from third parties correspond mainly to computer equipment repair and maintenance services, credit cards associated expenses, securities transportation services, agency rentals, advertising and public relations, customer loyalty programs, marketing on digital media, telecommunications and professional fees, among others.
(c)
During the years 2024, 2023 and 2022 corresponds mainly to short-term leases, see Note 3.4(k).

25.
Earnings per share

The following table presents the calculation of the weighted average number of shares and the basic and diluted earnings per share, determined and calculated based on the earnings attributable to the Group, as described in Note 3.4(ad):

	Outstanding shares	Shares considered in computation	Effective days in the year	Weighted average number of shares
	(in thousands)	(in thousands)		(in thousands)
Year 2022
Balance as of January 1, 2022	115,418	115,418	365	115,418
Balance as of December 31, 2022	115,418	115,418		115,418
Net earnings attributable to IFS’s shareholders S/(000)				1,668,026
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				14.452
Year 2023
Balance as of January 1, 2023	115,418	115,418	365	115,418
Sale of treasury stock	1	1	277	1
Purchase of treasury stock	(939)	(939)	158	(407)
Balance as of December 31, 2023	114,480	114,480		115,012
Net earnings attributable to IFS’s shareholders S/(000)				1,072,728
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				9.327
Year 2024
Balance as of January 1, 2024	114,480	114,480	365	114,480
Sale of treasury stock	2	2	41	—
Purchase of treasury stock	(1,194)	(1,194)	59	(193)
Balance as of December 31, 2024	113,288	113,288		114,287
Net earnings attributable to IFS’s shareholders S/(000)				1,300,078
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				11.376

26.
Transactions with related parties and affiliated entities
(a)
The table below presents the main transactions with related parties and affiliated entities as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022:

	2024	2023
	S/(000)	S/(000)
Assets
Instruments at fair value through profit or loss	819	1,165
Investments at fair value through other comprehensive income	72,906	64,229
Loans, net (b)	1,805,083	1,686,288
Accounts receivable	87,889	87,902
Other assets	11,454	21,260

Liabilities
Deposits and obligations	1,084,713	1,066,505
Other liabilities	224,391	225,034

Off-balance sheet accounts
Indirect loans (b)	59,399	76,652

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Income (expenses)
Interest and similar income	117,713	95,604	72,334
Rental income	28,833	25,532	31,428
Valuation of financial derivative instruments	—	106	149
Interest and similar expenses	(32,031)	(39,749)	(16,821)
Administrative expenses	(45,320)	(39,897)	(33,758)
Loss on sale of investment properties, Note 7(b)	(3,176)	—	—
Others, net	59,921	63,626	51,241

(b)
As of December 31, 2024 and 2023, the detail of loans is the following:

	2024			2023
	Direct Loans	Indirect Loans	Total	Direct Loans	Indirect Loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Affiliated	1,502,218	3,409	1,505,627	1,389,463	3,557	1,393,020
Associates	302,865	55,990	358,855	296,825	73,095	369,920
	1,805,083	59,399	1,864,482	1,686,288	76,652	1,762,940

(c)
As of December 31, 2024 and 2023, the directors, executives and employees of the Group have been involved in credit transactions with certain subsidiaries of the Group, between the permitted limits by Peruvian law for financial entities. As of December 31, 2024 and 2023, direct loans to employees, directors and executives amounted to S/235,235,000 and S/209,671,000, respectively; said loans are repaid monthly and bear interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with shares of any Subsidiary.

(d)
The Group’s key personnel basic remuneration for the years ended December 31, 2024, 2023 and 2022, is presented below:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Salaries	32,003	28,325	26,964
Board of Directors’ compensations	3,456	3,151	3,923
Total	35,459	31,476	30,887

(e)
As of December 2024 and 2023, the Group holds participation in different mutual funds that are managed by its subsidiary Interfondos, which are classified as investments at fair value through profit or loss for S/2,364,000 and S/7,358,000, respectively.
(f)
In Management’s opinion, transactions with related companies have been performed under market conditions and within the limits permitted by the SBS.

27.
Business segments

The Chief Operating Decision Maker (“CODM”) of IFS is the Chief Executive Officer (“CEO”).

The business segments monitor the operating results of their business units separately in order to make decisions on the distribution of resources and performance assessment. The segments performance is assessed based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

As of December 31, 2023, the Group presented four operating business segments: Banking, Insurance, Wealth Management and Payments. In the period 2024, the Group performed an assessment of the operating business segments, taking into consideration, among others, relevance criteria regarding revenues, income and the Group’s consolidated assets, and concluded that the segment Payments will no longer be an operating business segment and will be presented jointly with the rest of the Group’s Subsidiaries that are not part of an operating segment. This conclusion is aligned with the thresholds established by IFRS 8 “Operating Segments”, according to which said segment does not exceed the following limits:

- At revenue level: Revenues from the segment Payments do not account for 10 percent or more of the total combined revenues of all operating segments.

- At income level: The absolute income of the segment Payments is not equal or more than 10 percent of the higher amount between: (i) the combined income of all segments that have not presented losses; and (ii) the combined loss of all segments that report losses.

- At asset level: The assets of the segment Payments are not 10 percent or more of the total combined assets of all operating segments.

Accordingly, as of December 31, 2024, the Group presents three operating business segments:

Banking -

Mainly loans, credit facilities, deposits and current accounts.

Insurance -

It provides life annuity products with single-premium payment and conventional life insurance products, as well as other retail insurance products.

Wealth management -

It provides brokerage and investment management services. Inteligo serves mainly Peruvian citizens.

No revenue from transactions with a single external customer or counterparty exceeded 10 percent of the Group’s total revenues in the years 2024, 2023 and 2022.

The following table presents the Group’s financial information by business segments for the years ended December 31, 2024, 2023 and 2022:

	2024
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total income (**)
Third party	7,732,766	1,760,985	435,882	685,558	10,615,191
Inter-segment	(154,329)	(4,517)	(2,355)	161,201	—
Total income	7,578,437	1,756,468	433,527	846,759	10,615,191
Consolidated statement of income data
Interest and similar income	5,969,629	870,993	178,160	10,609	7,029,391
Interest and similar expenses	(2,217,197)	(153,464)	(108,466)	(1,143)	(2,480,270)
Net interest and similar income	3,752,432	717,529	69,694	9,466	4,549,121
Loss due to impairment of loans	(1,719,913)	—	(266)	—	(1,720,179)
Loss due to impairment of financial investments	(982)	(45,910)	(585)	(44)	(47,521)
Net interest and similar income after impairment loss on loans	2,031,537	671,619	68,843	9,422	2,781,421
Fee income from financial services, net	791,815	(10,628)	170,955	190,801	1,142,943
Net gain (loss) on sale of financial investments	12,995	17,664	(4,115)	—	26,544
Other income	500,512	103,571	89,331	71,653	765,067
Result from insurance activities	—	(169,750)	—	(39)	(169,789)
Depreciation and amortization	(294,514)	(22,091)	(8,734)	(87,718)	(413,057)
Other expenses	(1,762,494)	(379,087)	(166,789)	(178,789)	(2,487,159)
Income before translation result and Income Tax	1,279,851	211,298	149,491	5,330	1,645,970
Exchange difference	(7,402)	(9,390)	(2,066)	(5,286)	(24,144)
Income Tax	(265,096)	—	(10,089)	(39,180)	(314,365)
Net profit (loss) for the year	1,007,353	201,908	137,336	(39,136)	1,307,461
Attributable to:
IFS’s shareholders	1,007,353	201,908	137,336	(46,519)	1,300,078
Non-controlling interest	—	—	—	7,383	7,383
	1,007,353	201,908	137,336	(39,136)	1,307,461

(*) Corresponds to financial information of IFS and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

(**) Corresponds to interest income, net profit on the sale of financial investments, other income, income from commissions for banking services and income from insurance services.

	2023 (*)
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (**)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Total income (***)
Third party	7,812,858	1,695,222	291,408	630,640	10,430,128
Inter-segment	(126,620)	(4,975)	(1,386)	132,981	—
Total income	7,686,238	1,690,247	290,022	763,621	10,430,128
Consolidated statement of income data
Interest and similar income	6,076,020	851,648	183,926	8,817	7,120,411
Interest and similar expenses	(2,363,800)	(126,704)	(98,370)	(3,492)	(2,592,366)
Net interest and similar income	3,712,220	724,944	85,556	5,325	4,528,045
(Loss) recovery to impairment of loans	(1,981,988)	—	170	—	(1,981,818)
(Loss) recovery due to impairment of financial investments	15	(7,858)	347	(4)	(7,500)
Net interest and similar income after impairment loss on loans	1,730,247	717,086	86,073	5,321	2,538,727
Fee income from financial services, net	813,279	(13,431)	146,223	232,391	1,178,462
Net (loss) gain on sale of financial investments	(660)	9,948	(2,857)	—	6,431
Other income (expenses)	495,500	112,990	(37,332)	(19,774)	551,384
Result from insurance activities	—	(178,379)	—	(13)	(178,392)
Depreciation and amortization	(271,526)	(21,658)	(15,018)	(70,836)	(379,038)
Other expenses	(1,678,356)	(352,933)	(138,589)	(201,251)	(2,371,129)
Income (loss) before translation result and Income Tax	1,088,484	273,623	38,500	(54,162)	1,346,445
Exchange difference	(15,969)	18,430	761	5,205	8,427
Income Tax	(216,366)	—	(3,081)	(56,149)	(275,596)
Net profit (loss) for the year	856,149	292,053	36,180	(105,106)	1,079,276
Attributable to:
IFS’s shareholders	856,149	292,053	36,180	(111,654)	1,072,728
Non-controlling interest	—	—	—	6,548	6,548
	856,149	292,053	36,180	(105,106)	1,079,276

(*) The 2023 balances have been restated to consider the three operating segments, effective from 2024.

(**) Corresponds to financial information of IFS and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

(***) Corresponds to interest income, net profit on the sale of financial investments, other income, income from commissions for banking services and income from insurance services.

	2022 (*)
	Banking (***)	Insurance	Wealth management	Holding, other subsidiaries and eliminations (****)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Total income (**)
Third party	6,459,232	1,663,992	75,706	734,007	8,932,937
Inter-segment	(125,848)	(3,288)	(1,668)	130,804	—
Total income	6,333,384	1,660,704	74,038	864,811	8,932,937
Consolidated statement of income data
Interest and similar income	4,774,378	940,894	155,116	914	5,871,302
Interest and similar expenses	(1,476,942)	(130,049)	(50,306)	(4,392)	(1,661,689)
Net interest and similar income	3,297,436	810,845	104,810	- 3,478	4,209,613
(Loss) recovery to impairment of loans	(832,919)	—	2,368	—	(830,551)
Loss due to impairment of financial investments	(732)	(26)	(11,981)	(13)	(12,752)
Net interest and similar income after impairment loss on loans	2,463,785	810,819	95,197	(3,491)	3,366,310
Fee income from financial services, net	797,711	(7,160)	163,325	183,510	1,137,386
Net loss on sale of financial investments	(2,891)	(1,613)	(9,781)	—	(14,285)
Other income	478,308	47,536	(234,702)	265,568	556,710
Result from insurance activities	—	(252,854)	—	—	(252,854)
Depreciation and amortization	(257,210)	(23,682)	(15,044)	(40,290)	(336,226)
Other expenses	(1,673,581)	(318,528)	(130,453)	(168,350)	(2,290,912)
Income (loss) before translation result and Income Tax	1,806,122	254,518	(131,458)	236,947	2,166,129
Exchange difference	(22,800)	950	(7,146)	3,518	(25,478)
Income Tax	(409,201)	—	(2,791)	(50,545)	(462,537)
Net profit (loss) for the year	1,374,121	255,468	(141,395)	189,920	1,678,114
Attributable to:
IFS’s shareholders	1,374,121	255,468	(141,395)	179,832	1,668,026
Non-controlling interest	—	—	—	10,088	10,088
	1,374,121	255,468	(141,395)	189,920	1,678,114

(*) The 2023 balances have been restated to consider the three operating segments, effective from 2024.

(**) Corresponds to interest income, net profit on the sale of financial investments, other income, income from commissions for banking services and income from insurance services.

(***) Includes 50 percent of Interbank’s participation in Izipay until March 2022, for the date on which Izipay becomes a subsidiary of the Group, see Note 1(b).

(****) Corresponds to financial information of IFS and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

	2024
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (***)	277,836	65,335	5,879	62,815	411,865
Total assets	73,626,419	16,175,883	4,316,010	1,385,469	95,503,781
Total liabilities	64,753,475	15,618,274	3,271,899	881,538	84,525,186

	2023 (**)
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (***)	327,513	21,184	6,430	89,809	444,936
Total assets	68,437,614	15,225,254	4,374,266	1,587,645	89,624,779
Total liabilities	60,380,895	14,787,105	3,453,408	995,270	79,616,678

(*) Corresponds to financial information of IFS and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

(**) The 2023 balances have been restated to consider the three operating segments, effective from 2024.

(***) Includes the purchase of property, furniture and equipment, intangible assets and investment properties.

The distribution of the Group’s total income based on the location of the customer and its assets, for the year ended December 31, 2024, is S/10,232,012,000 in Peru and S/383,179,000 in Panama (for the year ended December 31, 2023, was S/10,185,755,000 in Peru and S/244,373,000 in Panama). The distribution of the Group’s total assets based on the location of the customer and its assets as of December 31, 2024 is S/91,323,869,000 in Peru and S/4,179,912,000 in Panama (for the year ended December 31, 2023, was S/85,387,995,000 in Peru and S/4,236,784,000 in Panama).

28.
Financial instruments classification

The financial assets and liabilities of the consolidated statement of financial position as of December 31, 2024 and 2023, are presented below.

	As of December 31, 2024
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	12,615,226	12,615,226
Inter-bank funds	—	—	—	220,060	220,060
Financial investments	1,776,567	20,724,892	458,268	3,898,198	26,857,925
Loans, net	—	—	—	49,229,448	49,229,448
Due from customers on acceptances	—	—	—	9,163	9,163
Other accounts receivable and other assets, net	143,201	—	—	1,588,600	1,731,801
Reinsurance contacts assets	—	—	—	18,602	18,602
	1,919,768	20,724,892	458,268	67,579,297	90,682,225
Financial liabilities
Deposits and obligations	—	—	—	53,768,028	53,768,028
Due to banks and correspondents	—	—	—	7,562,057	7,562,057
Bonds, notes and other obligations	—	—	—	6,075,433	6,075,433
Due from customers on acceptances	—	—	—	9,163	9,163
Insurance and reinsurance contract liabilities	—	—	—	12,524,320	12,524,320
Other accounts payable, provisions and other liabilities	163,441	—	—	4,024,513	4,187,954
	163,441	—	—	83,963,514	84,126,955

	As of December 31, 2023
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	9,818,711	9,818,711
Inter-bank funds	—	—	—	524,915	524,915
Financial investments	1,556,540	21,246,569	444,878	3,474,004	26,721,991
Loans, net	—	—	—	46,520,382	46,520,382
Due from customers on acceptances	—	—	—	40,565	40,565
Other accounts receivable and other assets, net	158,101	—	—	1,246,480	1,404,581
Reinsurance contacts assets	—	—	—	26,287	26,287
	1,714,641	21,246,569	444,878	61,651,344	85,057,432
Financial liabilities
Deposits and obligations	—	—	—	49,188,234	49,188,234
Inter-bank funds	—	—	—	119,712	119,712
Due to banks and correspondents	—	—	—	9,025,930	9,025,930
Bonds, notes and other obligations	—	—	—	5,551,629	5,551,629
Due from customers on acceptances	—	—	—	40,565	40,565
Insurance and reinsurance contract liabilities	—	—	—	12,207,536	12,207,536
Other accounts payable, provisions and other liabilities	145,395	—	—	3,056,196	3,201,591
	145,395	—	—	79,189,802	79,335,197

29.
Financial risk management

It comprises the management of the main risks, that due to the nature of their operations, IFS and its Subsidiaries are exposed to; and correspond to: credit risk, market risk, liquidity risk, insurance risk and real estate risk.

 Credit risk: possibility of loss due to inability or failure to pay debtors, counterparts or third parties bound to comply with their contractual obligations.

 Market risk: probability of loss in positions on and off the consolidated statement of financial position derived from variations in market conditions; generally includes the following types of risk: exchange rate; fair value by interest rate, price, among others.

 Liquidity risk: possibility of loss due to noncompliance with the requirements of financing and fund application that arise from mismatches of cash flows.

 Insurance risk: possibility that the actual cost of claims and payments will differ from the estimates.

 Real estate risk: possibility of significant loss in rental income due to the insolvency of the lessee or, a decrease in the market value of real estate investments.

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

Also, the Audit Committee is responsible for assisting the Board of Directors with the monitoring and supervising, thus helping to ensure:

 The quality and comprehensiveness of IFS’s financial statements, including its disclosures.

 The existence of adequate procedures to assess, objectively and periodically, the effectiveness of the internal control system over the financial report.

 The compliance of the legal and regulatory framework.

 The qualification and independence of external auditors.

 The performance of external auditors.

 The implementation by Management of an adequate internal control system, particularly the internal control system over the financial report.

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

Audit Committee

The main purpose of the Audit Committee is to monitor that the accounting and financial reporting processes are appropriate, as well as to assess the activities performed by External and Internal Auditors. The Audit Committee is comprised of three Board members who do not fulfil any executive position within Interseguro; at least one of them is an Independent Director, who leads the Committee and cannot lead any other Committee within Interseguro. The Committee sessions can be attended by the Chief Executive Officer, the Audit Manager, the External Auditors and other executives when required. The Committee meets at least six times a year in ordinary sessions and informs the Board on the most relevant issues it has addressed.

Risk Committee

The Risk Committee is a corporate body created by the Board. It is responsible for defining the business risk limits of Interseguro through the approval of risk policies and the corrective measures needed to maintain adequate levels of risk tolerance. The Risk Committee is comprised of four Board members, the Risk Manager and the Chief Executive Officer.

Investment Committee

The Investment Committee is responsible for approving the limits of each security or real estate that may be included in Interseguro’s investment portfolio. This Committee is comprised of several Board Members, the Chief Executive Officer and the Vice-President of Investments.

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

(b)
Risk measurement and reporting systems -

The Group uses different models and rating tools. These tools measure and value the risk with a prospective vision, thus allowing better decision making regarding risk in the different stages or life cycle of client or product.

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

(c)
Risk mitigation and risk coverage -

To mitigate its exposure to the various financial risks and provide adequate coverage, the Group has established a series of measures, among which the following stand out:

 Policies, procedures, methodologies, models and parameters aimed to allow for the identification, measurement, control and reporting of diverse financial risks;

 Review and assessment of diverse financial risks, through specialized units of risk screening;

 Timely monitoring and tracking of diverse financial risks and their maintenance within a defined tolerance level;

 Compliance with regulatory limits and establishment of internal limits for exposure concentration; and

 Procedures for managing guarantees.

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

29.1.
Credit risk
(a)
The Group opts for a credit risk policy that ensures sustained and profitable growth in all its products and the business segments it operates. In doing so, it applies assessment procedures for the adequate decision-making, and uses tools and methodologies that allow the identification, measurement, mitigation and control of the different risks in the most efficient manner. Likewise, the Group regularly incorporates, develops and reviews management models that allow an adequate measurement, quantification and monitoring of the loans granted by each business unit and also encourages the continuous improvement of its policies, tools, methodologies and processes. Additionally, as a consequence of the political, economic and social context that arose during 2022, and the high uncertainty of the intensity of the El Niño event in 2023, and the excess of liquidity generated by the withdrawal of the CTS and AFP funds, during 2024; the behavior and performance of the expected credit losses of the retail and commercial clients has been affected, thus requiring a greater monitoring of results, which has also required certain subsequent adjustments to the expected loss model to be able to capture the effects of the current situation, which has generated a high level of uncertainty in the estimation of the loans expected loss.

In compliance with the policy of monitoring the Group’s credit risk, during 2024, 2023 and 2022 Interbank performed the recalibration process of its risk parameters for the calculation of the expected credit losses.

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

The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower or groups of borrowers, and geographical and industry segments. Said risks are monitored on a revolving basis and subject to continuous review.

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

Collateral that back loan operations include different goods, property and financial instruments (including cash and securities). Their preferential status depends on the following conditions:

 Easy convertibility into cash.

 Proper legal documentation, duly registered with the corresponding public registry.

 Do not have previous obligations that could reduce their value.

 Their fair value must be updated.

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

(c)
Maximum exposure to credit risk -

As of December 31, 2024 and 2023, Management estimates that the maximum credit risk to which the Group is exposed is represented by the carrying amount of the financial assets which show a potential credit risk and consist mostly of deposits in banks, inter-bank funds, investments, loans (direct and indirect), without considering the fair value of the collateral or guarantees, derivative financial instruments transactions, receivables from insurance transactions and other monetary assets. In this sense, As of December 31, 2024 and 2023, the main captions were formed as follows:

-80.8 percent and 76.0 percent, respectively, of cash corresponds to amounts deposited in the Group’s vaults or in the BCRP;

-84.7 percent and 85.3 percent, respectively, of the loan portfolio is classified into the two lower credit risk categories defined by the Group under IFRS 9 (high and standard grade);

-92.5 percent and 89.8 percent, respectively, of loans is deemed non-past-due and non-impaired. It is worth mentioning that, because of the effects of the Covid-19 pandemic, the Group has rescheduled loans that met certain requirements. The balance of rescheduled loans related to Covid-19 as of December 31, 2024 and 2023 amounts approximately to S/2,501,672,000 and S/3,513,905,000,000, respectively. Additionally, as a consequence of “Reactiva Peru” program, the Group has rescheduled loans that meet certain requirements; therefore, the balance of credits rescheduled under this program as of December 31, 2024 and 2023, amounts approximately to S/212,398,000 and S/730,508,000, respectively. Likewise, during 2024 and 2023, the Group made rescheduling to its retail clients that were affected by social conflicts, natural disasters and other resolutions for S/853,222,000 and S/1,979,342,000, respectively.

-87.2 percent and 90.2 percent, respectively, of investments at fair value through other comprehensive income and investments at amortized cost have at least an investment grade (BBB- or higher) or are debt instruments issued by the BCRP or the Peruvian Government; and

-97.1 percent and 97.2 percent of accounts receivable from insurance premiums and leases of the investment properties are deemed non-past due and non-impaired.

-In addition, as of December 31, 2024 and 2023, the Group holds loans (direct and indirect) and investments in fixed income instruments issued by entities related to the infrastructure sector that, in recent years, have been exposed to local and international events. As of December 31, 2024 the loans amount approximately to S/530,066,000 (S/158,694,000 in direct loans and S/371,372,000 in indirect loans) and investments in fixed income instruments amount approximately to S/939,065,000. (as of December 31, 2023 the loans amount approximately to S/588,659,000 (S/200,177,000 in direct loans and S/388,482,000in indirect loans) and investments in fixed income instruments amount approximately to S/1,011,043,000).

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

Under some circumstances, entities may not have reasonable and sustainable information available without disproportionate effort or cost to measure the expected credit losses during the lifetime of the asset on an individual instrument basis. In that case, expected credit losses during the asset’s lifetime shall be recognized on a collective basis considering information about the overall credit risk. The financial assets for which the Group calculates the expected loss under a collective assessment include:

- All direct and indirect (contingent) loans related to stand-by letters, guarantees, bank guarantees and letters of credit; except loans under legal collection that have or do not have a payment agreement and specifically, certain clients that belong to the infrastructure sector.

- Debt instruments measured at amortized cost or at fair value through other comprehensive income.

The expected credit loss is estimated collectively for each loan portfolio with shared similar risk characteristics. Not only default indicators, but all information such as: macroeconomic projections, type of instrument, credit risk ratings, types of guarantees, date of initial recognition and remaining time to maturity, among other indicators.

For the collective impairment assessment, the financial assets are grouped based on the Group's internal credit rating system, which considers credit risk characteristics, such as: type of asset, economic sector, geographical location and type of guarantee, among other relevant factors.

Expected losses are calculated under the identification and multiplication of the following risk parameters:

- Probability of Default (PD): It is the likelihood of a default over a particular time horizon that the counterpart will be unable to meet its debt obligations in a certain term and with it is cataloged as default.

- Loss Given Default (LGD): Measures the loss in percentage terms on total exposure at default (see Exposure at default).

- Exposure at Default (EAD): Represents the total value that the Group can lose upon default of a counterpart.

(d.1) Definition of default:

In accordance with IFRS 9, the Group determines that there is default on a financial asset when:

- The borrower is unlikely to pay their credit obligations to the Group in full, without recourse by the Group to actions such as realizing guarantee (if applicable); or

- The borrower is past due by more than 90 days on any material credit obligation to the Group.

In assessing whether a borrower is in default, the Group considers the following indicators:

-
Qualitative: contracts in judicial and prejudicial proceedings.
-
Quantitative: contracts in default for more than 90 days; and
-
Based on data prepared internally and obtained from external sources such as:
-
Significant changes in indicators of credit risk
-
Significant changes in external market indicators
-
Real or expected significant change in the external and/or internal credit rating
-
Existing or forecast adverse changes in the business, economic or financial conditions that are expected to cause a significant change in the borrower’s ability to meet its debt obligations.
-
Real or expected significant change in the operating results of the borrower
-
Existing or future adverse changes in the regulatory, economic, or technological environment of the borrower that results in a significant change in its ability to meet its debt obligations.

Likewise, losses recognized in the period are affected by several factors, such as:

-
Financial assets moving from Stage 1 to Stage 2 or Stage 3 because there has been a significant increase in their risk since initial recognition or they present impairment at the analysis date, respectively. As a result, lifetime expected losses are calculated.
-
Impact on the measurement of expected losses due to changes in PD, EAD and LGD resulting from the update of the inputs used.
-
Impact on the measurement of expected losses due to changes in the models and assumptions used.
-
Additional provisions for new financial instruments reported during the period.
-
Periodic reversals of the discount of expected losses due to the passage of time, as they are measured based on the present value.
-
Financial assets written off during the period.
-
Exchange difference arising from financial assets denominated in foreign currency.

(d.1.1) Internal rating and PD:

The Group’s loans are segmented into homogeneous groups with shared similar credit risk characteristics as detailed below:

-
Personal Banking (credit cards, mortgages, payroll loans, consumer loans and vehicular loans)
-
Small Business Banking
-
Commercial Banking (Corporate, Institutional, Companies and Real estate)

In the case of Interbank, its Credit Risk Department determines its risk level according to the following classification, as of December 31, 2024 and 2023:

2024
		High grade	Standard grade	Grade lower than standard
Banking	Segment	PD less than or equal (*)	PD range (*)	PD equal to or higher (*)

	Credit card	5.25%	5.26% - 12.05%	12.06%
	Mortgage	1.12%	1.13% - 3.55%	3.56%
	Payroll loans	2.36%	2.37% - 5.15%	5.16%
Personal Banking	Consumer	7.11%	7.12% - 14.68%	14.69%
	Vehicular	3.76%	3.76%	3.76%

Small Business Banking		8.55%	8.56% - 17.86%	17.87%

	Corporate	0.10%	0.11% - 0.20%	0.21%
Commercial Banking	Institutional	0.66%	0.66%	0.66%
	Companies	3.45%	3.46% - 8.13%	8.14%
	Real estate	2.61%	2.61%	2.61%

2023
		High grade	Standard grade	Grade lower than standard
Banking	Segment	PD less than or equal (*)	PD range (*)	PD equal to or higher (*)

	Credit card	7.12%	7.13% - 16.98%	16.99%
	Mortgage	2.07%	2.08% - 6.80%	6.81%
	Payroll loans	2.80%	2.81% - 6.43%	6.44%
Personal Banking	Consumer	9.32%	9.33% - 20.78%	20.79%
	Vehicular	9.13%	9.14% - 22.90%	22.91%

Small Business Banking		15.26%	15.27% - 31.69%	31.70%

	Corporate	0.22%	0.22%	0.22%
Commercial Banking	Institutional	0.55%	0.55%	0.55%
	Companies	5.23%	5.24% - 9.67%	9.68%
	Real estate	3.71%	3.71%	3.71%

(*) The probability of default is exclusively determined by the statistical model and, therefore, do not include the subsequent adjustments to the model, detailed in Note 29.1 (d.8).

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

-
Transition matrixes

Its objective is to determine the probability of default over a 12-month horizon based on the maturity of the operation, by analyzing the conditional probability of transition from one credit rating state to another. This method is suitable for loans with high exposure and wide data availability. The intention is to calculate the PD based on the maturity of the operation.

-
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

As of December 31, 2024 and 2023, the Group holds stand-by letters and guarantees with entities related to the infrastructure sector that, in recent years, for circumstantial reasons; were exposed to national and international events, as well as loans under legal collection that have or do not have a payment agreements. To determine the expected losses of these entities, the Group, in a complementary manner, has performed an individual assessment to determine if the operation is in Stage 1, Stage 2 or Stage 3.

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

In the case of Interbank, the calculation of the LGD has been developed under two differentiated methods, which are described below:

-
Closed recoveries

Those in which a client entered and left default (due to debt settlement, application of penalty or refinancing) over a course of up to 72 months and 100 months, as of December 31, 2024 and 2023, respectively.

-
Open recoveries

Those in which a client entered and did not manage to exit default over a course of up to 72 months and 100 months, as of December 31, 2024 and 2023, respectively. This method identifies the adjustment factor that allows to simulate the effect of a closed recovery process. Thus, a recovery curve is built from the information of closed recovery processes, and a recovery rate curve is estimated based on the number of months of each process.

This methodology is applied to the Mortgage and Commercial Banking loan portfolios.

In the case of Inteligo Bank, for those credits that are classified in Stage 1 or Stage 2 at the reporting date, the regulatory recoveries of the Central Bank of the Bahamas and the Superintendence of Banks of Panama are used, using stressed scenarios for each type of guarantee.

(d.3) Exposure at default (EAD):

Exposure at default represents the gross carrying amount of financial instruments subject to impairment, which involves both the client's ability to increase exposure as default approaches and possible early repayments. To calculate the EAD of a loan in Stage 1, potential default events are evaluated over a 12- month horizon. For financial assets in Stage 2 and Stage 3, exposure at default is determined over the life of the instrument.

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

(d.4) Significant increase in credit risk:

The Group has established a framework that incorporates quantitative and qualitative information to determine whether the credit risk on a financial instrument has significantly increased since initial recognition, both for loans and investments. The framework is aligned with the Group's internal credit risk management process.

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

-
Stage 1 -

12-month expected losses are calculated. For this, the following risk parameters are multiplied: the 12-month forward-looking PD for year 1 of the remaining life, the client's LGD, and the EAD for year 1 of the remaining life for operations with payment schedule or the balance as of the reporting date for operations without payment schedule.

-
Stage 2 -

Lifetime expected losses are calculated for the entire remaining life of the asset. For operations with payment schedule, they are calculated in each year of remaining life by multiplying the following risk parameters: 12-month forward-looking PD, the client's LGD, and the EAD of the corresponding year of remaining life, then the summation is done. For operations without a payment schedule, they are calculated by multiplying the lifetime forward-looking PD, the client's LGD, and the balance as of the reporting date.

-
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

Likewise, the evaluation of the significant risk increase is made by comparing the 12-month PD to the date of origin and the 12-month PD to the date of the report adjusted by the forward-looking factor, according to the quantitative criteria of absolute variation and relative variation. As of December 31, 2024, the Group has established a range of simple average absolute variation of 8.0 percent and a simple average relative variation of 473.9 percent (a range of simple average absolute variation of 7.5 percent and a simple average relative variation of 417.2 percent, as of December 31, 2023).

The Group periodically evaluates the following warning signs and criteria to assess whether the placement presents a significant increase in credit risk (Stage 2):

-
Rescheduled loans.
-
Infraction to the covenants.
-
Forced interventions by governments in the primary and secondary markets of obligors.
-
Involvement of the borrower in illicit, political and fraud business.
-
Impairment of guarantees (underlying assets).
-
Arrears or short and frequent failures to pay installments.
-
Significantly adverse macroeconomic, regulatory, social, technological and environmental changes.
-
Other assessments and/or warnings (financial statements, EBIT evaluation, financial indicators by industry, regulatory criteria, others).

On the other hand, the Group monitors the effectiveness of the criteria used to identify significant increases in credit risk through periodic reviews to confirm that:

- Criteria are able to identify significant increases in credit risk before an exposure is in default;

- The average time between the identification of a significant increase in credit risk and default is reasonable;

- Exposures usually do not transfer directly from the measurement of 12-month expected losses to impaired loans; and

- There is no unjustified volatility in the allocation of expected credit losses between the measurement of 12-month expected credit losses and lifetime expected credit losses.

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

(d.5) Reactiva Peru

The National Government Guarantees Program “Reactiva Peru”, created in April 2020 by Legislative Decree No.1455, and amended by Legislative Decree No.1457, aimed to secure the continuity of the payment chain from affected companies due to the impact of the Covid -19 pandemic.

During the year 2020, Interbank granted loans for S/6,617,142,000. As of December 31, 2024 and 2023, Interbank maintains loans from the "Reactiva Perú" program, for a balance of approximately S/315,379,000 and S/848,886,000, respectively; including accrued interest amounting to S/45,229,000 and S/46,277,000, respectively. The amounts covered by the Peruvian Government guarantee amounted to S/192,948,000 and S/675,492,000, respectively.

Also, during the years 2024 and 2023, the Peruvian government established measures for the rescheduling of these loans setting new grace periods in addition to the grace periods of the original loan. Also, certain requirements were established that the client had to comply with to access to the rescheduling.

(d.6) Impulso Empresarial MYPE Program:

The Impulso Empresarial MYPE Program (henceforth “Impulso MyPerú”) is an initiative of the Peruvian Government created in the year 2022 with the purpose of granting the recovery and growth of micro, small, medium companies of all productive sectors. This program grants access to working capital loans, fixed assets acquisitions and consolidation of current debts, with favorable conditions such as state guarantees and a reward for be a good payer.

As of December 31, 2024, Interbank holds loans under the “Impulso MyPerú” program for an amount of approximately S/2,780,282,000; including accrued interest amounting to S/13,155,000. The amounts covered by the guarantee of the Peruvian government amount to S/1,797,725,000.

(d.7) Rescheduled loans:

(d.7.1) Reschedules due to Covid-19

Because of the consequences of the Covid-19 pandemic, the SBS authorized financial entities to grant credit facilities (rescheduling) to clients that meet certain requirements specified by the regulations issued by this regulatory entity. In that sense, Interbank granted repayment facilities to its customers that included: modification of repayment schedules, granting of grace periods, reduction of interest rates and fractioning and downsizing of installments, among others. The effects of these reschedulings have been recorded in the caption "Interest and similar income" of the consolidated income statement, see Note 19.

As of December 31, 2024 and 2023, the balance of said rescheduling amounted to S/2,501,672,000 and S/3,513,950,000, respectively.

(d.7.2) Reschedules “Reactiva Peru”

During the last years, the MEF and the SBS established measures to reschedule the loans guaranteed under the “Reactiva Peru” program. See Note 29.1 (d.5).

As of December 31, 2024 and 2023, the balance of rescheduled credits of the “Reactiva Peru” program amounts to approximately S/212,398,000 and S/730,508,000, respectively. As a result of these reschedulings, during the years 2024 and 2023 interest expenses of approximately S/1,655,000 and S/38,650,000 were recorded, respectively. Both amounts are presented as a part of interest and similar income. See Note 19.

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

(d.7.3) Other rescheduling

During the years 2024 and 2023, the SBS authorized the entities of the financial sector to modify the contractual conditions of retail loans (consumer, mortgage, micro and small businesses) in order to facilitate the debt payment of the financial sector’s clients, provided they comply with several conditions related to their risk classification, maximum past due days as of the date of the rescheduling and maximum term extensions, among others. The effects of these rescheduling have been recorded in the caption “Interest and similar income” of the consolidated statement of income; see Note 19.

During the year 2024 and 2023, in application of the aforementioned measures and other Resolutions, Interbank has performed loan reschedulings for an amount of S/853,222,000 and S/1,979,342,000, respectively.

(d.8) Subsequent adjustments to the model

The political and economic context of Peru in the year 2022, and the probability of occurrence of the El Niño event in the year 2023, and the impact of the release of the CTS deposits and AFP funds during 2024, have not been adequately reflected by the existing statistical models which are parameterized to determine the expected loss of the Group, considering that those events are of extraordinary nature and have not had precedents that would have been used as basis to model them in the calculation of the expected loss. For this reason, Interbank incorporated a serie of expert judgments with the purpose of calculating the expected loss pursuant to the requirement established by IFRS 9.

Following are details of the subsequent adjustments to the expected loss model performed to include in the calculation the effects of the uncertainty and risks as of December 31, 2024, 2023 and 2022:

(i)
Subsequent adjustments to the model included in 2024:

An expert judgment was set out to capture the effects of the current economic situation on the estimation of the loan portfolio, considering the impact of governmental decisions regarding the withdrawal of CTS deposits and AFP funds.

As consequence of the liquidity excess generated by these measures, an improvement of the risk rating scoring (“BURO”) has been observed, which has affected the regular behavior and performance of the expected credit losses in the segment of retail clients. Under this situation, it has been necessary to enhance the monitoring of outcomes of the expected loss model and to record subsequent adjustments to the calculation, thus neutralizing the improvements of the credit scoring due to temporary improvements in the aforementioned segment. These adjustments seek to ensure a more representative risk estimation, taking into consideration the uncertainty generated by the current situation of the loans’ performance.

Following is the amount of the expected loss to direct and indirect loans as of December 31, 2024, as determined by the model, and the subsequent adjustments to the model explained in previous paragraphs.

	Expected loss (according to model)	Subsequent adjustments to the model	Expected loss (total)
	S/(000)	S/(000)	S/(000)
Commercial loans	189,557	—	189,557
Consumer loans	1,218,011	154,846	1,372,857
Mortgage loans	80,047	13,750	93,797
Small and micro-business loans	88,204	—	88,204
Total	1,575,819	168,596	1,744,415

(ii) Subsequent adjustments to the model included in 2023:

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

Following is the amount of the expected loss to direct and indirect loans as of December 31, 2023, as determined by the model, and the subsequent adjustments to the model explained in previous paragraphs:

	Expected loss (according to model)	Subsequent adjustments to the model	Expected loss (total)
	S/(000)	S/(000)	S/(000)
Commercial loans	278,145	18,107	296,252
Consumer loans	1,709,256	153,126	1,862,382
Mortgage loans (*)	84,731	2,464	87,195
Small and micro-business loans	114,629	6,899	121,528
Total	2,186,761	180,596	2,367,357

(iii)
Subsequent adjustments to the model included in 2022:

With the purpose of reflecting the impact of the political and economic uncertainty in Peru, Interbank decided to apply its expert judgment to stress the probability of default for its entire client portfolio, except for the mortgage portfolio. As of December 31, 2022, the impact of the application of these criteria generated a higher provision for expected credit loss of S/353,300,000.

(d.9) Prospective information

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

Macroeconomic variables used as of December 31, 2024:

	Scenario	2025	2026	2027

Unemployment rate (annual % var.)	Optimistic	(3.9%)	(4.7%)	(7.6%)
	Base	(2.6%)	(3.4%)	(4.0%)
	Pessimistic	(0.7%)	(0.1%)	(0.4%)
Real disposable income per capita (annual % var.)	Optimistic	1.7%	2.4%	3.2%
	Base	1.1%	2.0%	2.7%
	Pessimistic	(0.7%)	1.3%	2.3%
Real formal average salary (annual % var.)	Optimistic	1.8%	0.9%	1.4%
	Base	1.3%	0.5%	0.7%
	Pessimistic	0.0%	(0.1%)	0.1%
Private formal employment (annual % var.)	Optimistic	3.5%	3.0%	3.2%
	Base	3.0%	2.6%	2.8%
	Pessimistic	2.1%	2.1%	2.3%
Real informal average salary (annual % var.)	Optimistic	1.4%	1.3%	1.2%
	Base	1.0%	0.5%	0.7%
	Pessimistic	0.3%	(0.1%)	0.1%

Macroeconomic variables used as of December 31, 2023:

	Scenario	2024	2025	2026

Domestic demand (annual % var.)	Optimistic	3.3%	2.9%	2.8%
	Base	3.0%	2.7%	2.4%
	Pessimistic	1.8%	2.8%	2.3%
Private formal employment (annual % var.)	Optimistic	3.0%	3.1%	2.6%
	Base	2.7%	2.9%	2.5%
	Pessimistic	1.8%	2.9%	3.1%
Real disposable income per capita (annual % var.)	Optimistic	2.3%	1.8%	2.9%
	Base	2.0%	1.6%	2.6%
	Pessimistic	0.7%	1.7%	2.3%
Real formal salary (annual % var.)	Optimistic	1.3%	1.7%	2.1%
	Base	1.1%	1.6%	1.9%
	Pessimistic	(2.6%)	0.6%	1.0%
Real informal salary (annual % var.)	Optimistic	3.3%	3.0%	3.1%
	Base	2.9%	2.9%	2.8%
	Pessimistic	(0.1%)	1.8%	2.2%

For the determination of these macroeconomic variables, different reputable external sources have been considered. The impact of these macroeconomic variables on the expected loss differs for each portfolio depending on the sensitivity in each of them.

The following tables summarize the impact of multiple scenarios on the expected credit loss of direct and indirect loans (optimistic, base and pessimistic):

December 31, 2024%		Total
		S/ (000)
Optimistic	5	81,557
Base	58	999,681
Pessimistic	37	663,177
Total		1,744,415

December 31, 2023%		Total
		S/ (000)
Optimistic	7	159,536
Base	49	1,127,461
Pessimistic	44	1,080,360
Total		2,367,357

Guarantees:

The fair value of the loan guarantees as of December 31, 2024 and 2023, is presented below:

	Fair value of the credit guarantee under the base scenario
As of December 31, 2024	Maximum exposure to credit risk	Cash	Investments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Subject to impairment
Financial assets
Cash and due from banks	12,615,226	—	—	—	—	—	12,615,226	—
Commercial loans	22,770,495	878,109	1,706,707	11,437,282	3,205,987	17,228,085	5,542,410	175,811
Small and micro-business loans	2,037,158	—	—	—	—	—	2,037,158	87,700
Consumer loans	15,036,411	—	—	—	—	—	15,036,411	1,372,856
Mortgage loans	10,571,300	—	—	18,926,685	—	18,926,685	(8,355,385)	93,800
Direct loans	50,415,364	878,109	1,706,707	30,363,967	3,205,987	36,154,770	14,260,594	1,730,167
Debt instruments at amortized cost	3,784,912	—	—	—	—	—	3,784,912	53
Total financial assets at amortized cost	66,815,502	878,109	1,706,707	30,363,967	3,205,987	36,154,770	30,660,732	1,730,220
Debt instruments at fair value through other comprehensive income	20,377,805	—	—	—	—	—	20,377,805	95,090
Total debt instruments at fair value through other comprehensive income	20,377,805	—	—	—	—	—	20,377,805	95,090
Not subject to impairment
Derivative financial instruments - Trading	72,746	35,645	—	—	—	35,645	37,101	—
Derivative financial instruments - Hedges	70,455	—	—	—	—	—	70,455	—
Financial assets at fair value through profit or loss	1,776,567	—	—	—	—	—	1,776,567	—
Total financial instruments at fair value through profit or loss	1,919,768	35,645	—	—	—	35,645	1,884,123	—

	89,113,075	913,754	1,706,707	30,363,967	3,205,987	36,190,415	52,922,660	1,825,310
Financial guarantees (guarantees and stand-by letters)	4,695,331	21,981	143,731	2,005,957	1,471,778	3,643,447	1,051,884	14,005
Letters of credit for customers	373,363	695	24,442	—	67,752	92,889	280,474	243
Indirect loans	5,068,694	22,676	168,173	2,005,957	1,539,530	3,736,336	1,332,358	14,248

	94,181,769	936,430	1,874,880	32,369,924	4,745,517	39,926,751	54,255,018	1,839,558

	Fair value of the credit guarantee under the base scenario
As of December 31, 2023	Maximum exposure to credit risk	Cash	Investments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Subject to impairment
Financial assets
Cash and due from banks	9,818,711	—	—	—	—	—	9,818,711	—
Commercial loans	21,155,476	665,532	1,242,105	11,585,327	3,202,231	16,695,195	4,460,281	278,466
Small and micro-business loans	933,824	—	—	—	—	—	933,824	121,377
Consumer loans	16,325,460	—	—	—	—	—	16,325,460	1,862,384
Mortgage loans	9,834,398	—	—	17,005,359	—	17,005,359	(7,170,961)	87,198
Direct loans	48,249,158	665,532	1,242,105	28,590,686	3,202,231	33,700,554	14,548,604	2,349,425
Debt instruments at amortized cost	3,474,004	—	—	—	—	—	3,474,004	62
Total financial assets at amortized cost	61,541,873	665,532	1,242,105	28,590,686	3,202,231	33,700,554	27,841,319	2,349,487
Debt instruments at fair value through other comprehensive income	21,246,569	—	—	—	—	—	21,246,569	61,046
Total debt instruments at fair value through other comprehensive income	21,246,569	—	—	—	—	—	21,246,569	61,046
Not subject to impairment
Derivative financial instruments - Trading	99,099	9,755	—	—	—	9,755	89,344	—
Derivative financial instruments - Hedges	59,002	—	—	—	—	—	59,002	—
Financial assets at fair value through profit or loss	1,556,540	—	—	—	—	—	1,556,540	—
Total financial instruments at fair value through profit or loss	1,714,641	9,755	—	—	—	9,755	1,704,886	—

	84,503,083	675,287	1,242,105	28,590,686	3,202,231	33,710,309	50,792,774	2,410,533
Financial guarantees (guarantees and stand-by letters)	4,302,772	37,039	111,984	1,838,666	775,774	2,763,463	1,539,309	17,667
Letters of credit for customers	440,708	4,984	27,936	—	10,000	42,920	397,788	265
Indirect loans	4,743,480	42,023	139,920	1,838,666	785,774	2,806,383	1,937,097	17,932

	89,246,563	717,310	1,382,025	30,429,352	3,988,005	36,516,692	52,729,871	2,428,465

The following table shows the analysis of the fair values of the guarantees classified in Stage 3:

	Fair value of the credit guarantee under the base scenario
As of December 31, 2024	Maximum exposure to credit risk	Cash	Investments	Guarantees from third parties or governments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	322,464	2,936	1,045	—	529,922	26,107	560,010	(237,546)	123,013
Small and micro-business loans	85,443	—	—	—	—	—	—	85,443	62,173
Consumer loans	514,691	2,936	—	—	—	—	2,936	511,755	494,700
Mortgage loans	325,095	—	—	—	782,659	—	782,659	(457,564)	44,321
Total	1,247,693	5,872	1,045	—	1,312,581	26,107	1,345,605	(97,912)	724,207
Indirect loans	23,948	—	—	—	7,561	—	7,561	16,387	9,335
	1,271,641	5,872	1,045	—	1,320,142	26,107	1,353,166	(81,525)	733,542

	Fair value of the credit guarantee under the base scenario
As of December 31, 2023	Maximum exposure to credit risk	Cash	Investments	Guarantees from third parties or governments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	398,159	—	962	—	608,852	55,610	665,424	(267,265)	162,385
Small and micro-business loans	106,028	—	—	—	—	—	—	106,028	70,818
Consumer loans	733,096	—	—	—	—	—	—	733,096	682,417
Mortgage loans	273,405	—	—	—	679,945	—	679,945	(406,540)	54,651
Total	1,510,688	—	962	—	1,288,797	55,610	1,345,369	165,319	970,271
Indirect loans	15,800	—	275	—	7,451	—	7,726	8,074	7,369
	1,526,488	—	1,237	—	1,296,248	55,610	1,353,095	173,393	977,640

(*) Includes the total fair value of the guarantees held by the Group as of December 31, 2024 and 2023, regardless of the balance of the loan it guarantees.

(e) Credit risk management for investments

(e.1) Scoring or internal rating and PD:

For this type of financial instruments, the Group analyzes public information available from international risk rating agencies such as: Fitch, Moody's and Standard & Poor's, and assigns a rating to each instrument.

For each rating agency, the ratings associated with higher to lower credit quality are shown:

Fitch	Moody's	Standard & Poor's
AAA	Aaa	AAA
AA+	Aa1	AA+
AA	Aa2	AA
AA-	Aa3	AA-
A+	A1	A+
A	A2	A
A-	A3	A-
BBB+	Baa1	BBB+
BBB	Baa2	BBB
BBB-	Baa3	BBB-
BB+	Ba1	BB+
BB	Ba2	BB
BB-	Ba3	BB-
B+	B1	B+
B	B2	B
B-	B3	B-
CCC	Caa1	CCC+

The Group determines its risk level according to the following classification as of December 31, 2024 and 2023:

	High grade	Standard grade	Grade lower than standard
2024	Rating: from AAA to A	Rating: from BBB to B	Rating: from CCC to C
	PD less than or equal to:	PD range	PD equal to or higher than:
Global	0.05% - 0.11%	0.12% - 2.03%	23.31%
Latin America	0.00%	0.08% - 3.03%	22.32%
Sovereigns	0.00%	0.00% - 1.78%	26.56%

	High grade	Standard grade	Grade lower than standard
2023	Rating: from AAA to A	Rating: from BBB to B	Rating: from CCC to C
	PD less than or equal to:	PD range	PD equal to or higher than:
Global	0.04% - 0.11%	0.12% - 2.11%	22.97%
Latin America	0.00%	0.09% - 2.91%	22.80%
Sovereigns	0.00%	0.00% - 1.87%	25.45%

Finally, each instrument is assigned a PD according to the transition matrices published by Fitch.

(e.2) Loss given default (LGD):

For those issuers that are classified in Stage 1 or Stage 2 at the reporting date, the Group uses the recovery matrix published by Moody's.

For those investments in Stage 3, an evaluation must be made to determine the severity of the expected loss according to the progress of the recovery process initiated.

(e.3) Exposure at default (EAD):

EAD represents the gross carrying amount of the financial instruments subject to impairment. To calculate the EAD of an investment in Stage 1, possible non-compliance events are evaluated within 12 months. For financial assets in Stage 2 and Stage 3, exposure at default is determined for events throughout the life of the instrument.

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

(ii) Qualitative criteria -

The Group periodically evaluates the following warning signs and criteria to assess whether the financial instrument presents a significant risk increase (stage 2) at the reporting date:

- Significant decrease (30 percent of its original value) and prolonged (12 months) of the market value of the investment.

- Infringements of covenants without a waiver from the bondholders committee.

- Forced interventions by governments in the primary and secondary markets of the issuers.

- Linkage of the issuer in illicit, political and fraud activities.

- Impairment of collaterals (underlying assets) in the case of securitized instruments.

- Delays or short and frequent breaches in the payment of coupons.

- Macroeconomic, regulatory, social, technological and environmental changes are significantly adverse.

- Other evaluations and/or alerts made by each Subsidiary (financial statements, evaluation of EBIT, financial indicators by industry, regulatory criteria, others).

The table below presents the credit risk ratings issued by reputable risk rating agencies of local and international financial investments:

	As of December 31, 2024		As of December 31, 2023
	S/(000)%		S/(000)%
Instruments issued and rated in Peru:
BBB- / BBB+	2,287,880	8.5	2,611,807	9.8
BB- / BB+	1,028,735	3.8	652,347	2.4
B- / B+	111,708	0.4	4,770	0.0
Less de B-	4,664	0.0	—	—
	3,432,987	12.7	3,268,924	12.2
Instruments issued in Peru and rated abroad:
BBB- / BBB+	14,011,438	52.2	13,174,718	49.3
BB- / BB+	774,100	2.9	490,215	1.8
B- / B+	—	0.0	214,083	0.8
Less than B-	218,328	0.8	—	—
	15,003,866	55.9	13,879,016	51.9
Instruments issued and rated abroad:
AAA	9,429	0.0	11,105	0.0
AA- / AA+	111,247	0.4	145,599	0.5
A- / A+	689,996	2.6	656,237	2.5
BBB- / BBB+	2,581,191	9.6	2,565,054	9.6
BB- / BB+	124,581	0.5	228,812	0.9
B- / B+	19,689	0.1	16,190	0.1
Less than B-	—	0.0	1,723	0.0
	3,536,133	13.2	3,624,720	13.6

Unrated
Negotiable certificates of deposit issued by the BCRP	2,113,924	7.9	3,448,984	12.9
Mutual funds and investment funds participations (*)	1,317,625	4.9	1,099,282	4.1
Securitized bonds	—	—	3,008	0.0
Others	98,882	0.4	81,910	0.3

Listed shares	622,528	2.3	660,839	2.5
Non-listed shares and participations	271,607	1.0	229,933	0.9
Total	26,397,552	98.3	26,296,616	98.4
Accrued interest	460,373	1.7	425,375	1.6
Total	26,857,925	100.0	26,721,991	100.0

(*) Includes mutual and investment funds which do not have risk rating.

(f) Concentration of financial instruments exposed to credit risk -

Financial instruments exposed to credit risk were distributed according to the following economic sectors:

	As of December 31, 2024
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
Consumer loans	—	—	—	15,094,313		15,094,313
Government of Peru	—	8,466,916	—	3,698,395		12,165,311
Mortgage loans	—	—	—	10,579,426		10,579,426
Commercial and micro-business loans	—	—	—	10,236,695		10,236,695
BCRP	—	2,113,925	—	7,951,226		10,065,151
Financial services	1,693,571	1,672,720	126,594	6,530,688	(*)	10,023,573
Manufacturing	87,764	797,082	171,920	4,155,680		5,212,446
Mining	2,792	1,234,867	—	2,436,753		3,674,412
Construction and infrastructure	17,203	2,501,203	38,640	772,165		3,329,211
Communications, storage and transportation	55,385	654,287	37,640	1,946,274		2,693,586
Agriculture	87	27,286	3,714	2,393,311		2,424,398
Electricity, gas, water and oil	12,820	1,685,411	74,750	157,841		1,930,822
Commerce	15,754	508,195	—	414,063		938,012
Professional, scientific and technical activities	—	214,358	—	714,871		929,229
Leaseholds and real estate activities	10,980	187,953	—	448,839		647,772
Community services	611	7,509	—	540,084		548,204
Education, health and other services	540	94,202	—	213,206		307,948
Medicine and biotechnology	—	36,138	—	190,510		226,648
Public administration and defense	21,894	91,702	—	7,885		121,481
Fishing	—	—	5,010	79,112		84,122
Foreign governments	—	67,468	—	—		67,468
Insurance	363	12,075	—	4,728		17,166
Others	4	4,507	—	85,863		90,374
Total	1,919,768	20,377,804	458,268	68,651,928		91,407,768
Impairment allowance for loans						(1,730,167)
Accrued interest						1,004,624
Total						90,682,225

(*) Includes mainly cash and due from banks deposited in the vaults of Interbank and in foreign banks; see Note 4.

	As of December 31, 2023
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
Consumer loans	—	—	—	16,354,337		16,354,337
Government of Peru	—	8,239,321	—	3,307,309		11,546,630
Mortgage loans	—	—	—	9,844,293		9,844,293
BCRP	—	3,448,984	—	5,926,921		9,375,905
Financial services	1,450,713	1,609,137	121,083	5,834,322	(*)	9,015,255
Manufacturing	79,551	807,805	119,938	4,513,506		5,520,800
Professional, scientific and technical activities	841	207,340	—	4,385,889		4,594,070
Commerce	1,144	224,148	—	3,791,306		4,016,598
Construction and infrastructure	2,915	2,566,009	31,917	559,070		3,159,911
Electricity, gas, water and oil	14,561	1,698,582	81,438	936,836		2,731,417
Mining	1,079	1,125,295	—	1,333,655		2,460,029
Communications, storage and transportation	126,455	496,130	78,384	1,249,526		1,950,495
Agriculture	989	26,339	2,806	1,894,430		1,924,564
Commercial and micro-business loans	—	—	—	804,212		804,212
Leaseholds and real estate activities	15,751	184,898	5,707	590,501		796,857
Fishing	—	—	3,605	600,848		604,453
Community services	871	4,710	—	594,254		599,835
Medicine and biotechnology	—	31,367	—	450,704		482,071
Education, health and other services	2	99,097	—	240,736		339,835
Public administration and defense	16,075	41,187	—	42,714		99,976
Foreign governments	—	89,007	—	—		89,007
Insurance	3,694	8,501	—	2,034		14,229
Others	—	4,327	—	31,727		36,054
Total	1,714,641	20,912,184	444,878	63,289,130		86,360,833
Impairment allowance for loans						(2,349,425)
Accrued interest						1,046,024
Total						85,057,432

(*) Includes mainly cash and due from banks deposited in the vaults of Interbank and in foreign banks; see Note 4.

The table below presents the financial instruments with exposure to credit risk, by geographic area:

	As of December 31, 2024
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Investments at amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
Peru	138,125	16,843,710	294,034	65,957,138		83,233,007
United States of America	1,499,518	896,372	37,640	823,188		3,256,718
Mexico	17,996	1,017,363	—	10,733		1,046,092
Chile	1	807,524	7,995	32,038		847,558
Panama	461	148,363	277	479,425	(*)	628,526
United Kingdom	94,483	264,082	116,458	135,358		610,381
Bahamas	—	—	—	243,750		243,750
Canada	1,256	15,387	—	219,857		236,500
Ecuador	—	—	—	231,087		231,087
Colombia	79	121,545	—	105,332		226,956
Brazil	—	146,286	—	30,848		177,134
Germany	23,326	587	—	123,436		147,349
Cayman Islands	116,217	1,186	—	—		117,403
Luxembourg	—	15,534	—	68,835		84,369
Suiza	—	4,743	—	56,542		61,285
Venezuela	—	—	—	54,261		54,261
España	—	9,933	—	20,394		30,327
Argentina	—	—	—	19,349		19,349
Ireland	—	553	—	624		1,177
Belgium	—	154	—	1		155
Others	28,306	84,482	1,864	39,732		154,384
Total	1,919,768	20,377,804	458,268	68,651,928		91,407,768
Impairment allowance for loans						(1,730,167)
Accrued interest						1,004,624
Total						90,682,225

(*) Corresponds mainly to the loan portfolio maintained by Inteligo Bank (domiciled in Panama) with Peruvian citizens.

	As of December 31, 2023
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
Peru	118,277	17,289,485	245,411	60,879,122		78,532,295
United States of America	1,311,432	853,799	78,384	516,788		2,760,403
Mexico	15,559	1,054,480	—	17,031		1,087,070
Panama	—	147,198	190	632,672	(*)	780,060
Chile	1	710,106	10,011	46,243		766,361
United Kingdom	64,727	266,974	109,045	32,562		473,308
Canada	12,898	12,095	—	369,993		394,986
Colombia	96	309,994	—	80,764		390,854
Cayman Islands	121,815	4,132	—	101,554		227,501
Brazil	—	150,120	—	41,231		191,351
Ecuador	—	—	—	190,181		190,181
Suiza	—	1,461	—	89,430		90,891
Germany	24,487	582	—	58,025		83,094
Luxembourg	—	14,395	—	60,909		75,304
Venezuela	—	—	—	46,363		46,363
España	—	13,074	—	18,876		31,950
Bahamas	—	—	—	27,563		27,563
Argentina	—	—	—	19,244		19,244
Ireland	—	—	—	2,896		2,896
Belgium	—	—	152	1		153
Others	45,349	84,289	1,685	57,682		189,005
Total	1,714,641	20,912,184	444,878	63,289,130		86,360,833
Impairment allowance for loans						(2,349,425)
Accrued interest						1,046,024
Total						85,057,432

(*) Corresponds mainly to the loan portfolio maintained by Inteligo Bank (domiciled in Panama) with Peruvian citizens.

(g)
Offsetting of financial assets and liabilities

The information contained in the tables below includes financial assets and liabilities that:

 are offset in the statement of financial position of the Group; or

 are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the consolidated statement of financial position or not.

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

(g.1) Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2024 and 2023, are presented below:

		Gross amounts of recognized financial liabilities and offset	Net amounts of financial assets presented in the	Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial assets	in the consolidated statement of financial position	consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2024
Derivatives, Note 10(b)	143,201	—	143,201	(30,231)	(35,645)	77,325
Total	143,201	—	143,201	(30,231)	(35,645)	77,325
2023
Derivatives, Note 10(b)	158,101	—	158,101	(65,099)	(9,755)	83,247
Total	158,101	—	158,101	(65,099)	(9,755)	83,247

(g.2) Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2024 and 2023, are presented below:

		Gross amounts of recognized financial assets and offset in the	Net amounts of financial liabilities presented in the	Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial liabilities	consolidated statement of financial position	consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees pledged, Note 4(d)	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2024
Derivatives, Note 10(b)	102,288	—	102,288	(30,231)	(21,568)	50,489
Total	102,288	—	102,288	(30,231)	(21,568)	50,489
2023
Derivatives, Note 10(b)	145,395	—	145,395	(65,099)	(24,725)	55,571
Total	145,395	—	145,395	(65,099)	(24,725)	55,571

29.2.
Market risk management

Market risk is the possibility of loss due to variations in the financial market conditions. The main variations to which the Group is exposed to are exchange rates, interest rates and prices. Said variations can affect the value of the Group’s financial assets and liabilities.

During years 2024 and 2023, interest rates remained lower, in line with the reductions defined by the Central Reserve Bank on the reference rate. These reductions are explained by the favorable evolution of inflation, which is approaching the target range. Regarding sovereign bonds, volatility continued with a downward trend accompanied by an improvement in prices.

On the other side, the Banking Book results are affected by the decreases in interest rates, particularly in products that appreciate quickly such as time deposits or short-term commercial loans as they mature.

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

The VaR results of the Group’s portfolio by type of asset are presented below:

	2024	2023
	S/(000)	S/(000)
Equity investments	36,036	26,584
Debt investments	131	709
Derivatives and/or exchange position	953	1,548
Diversification effect	(243)	(237)
Consolidated VaR by type of asset (*)	36,877	28,604

The Group’s VaR results by type of risk are the following:

	2024	2023
	S/(000)	S/(000)
Exchange rate risk	2,893	4,813
Interest rate risk	376	1,417
Price risk	37,804	25,733
Diversification effect	(4,196)	(3,359)
Consolidated VaR by type of risk (*)	36,877	28,604

(*) The total VaR is lower than the sum of its components due to the benefits of risk diversification.

(b)
Banking Book -

The portfolios which are not for trading are exposed to different financial risks, since they are sensitive to movements of the market rates, which can result in a negative effect on the value of the assets compared to its liabilities and therefore, on its net value.

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

In the case of the insurance segment, this risk arises from the fluctuation in interest rates and its effect on the repricing rates required for the payment of long-term obligations of insurance contracts. Therefore, Interseguro maintains short-term deposits at preferential rates, and medium and short-term bonds with different amortization structures to achieve a match of cash flows between assets and liabilities, minimizing repricing gap.

(i.1) The following table summarizes the Group’s exposure to interest rate risk. The Group’s financial instruments are presented at carrying amount (including interest accrued), classified by the repricing period of the contract’s interest rate or maturity date, whichever occurs first:

	As of December 31, 2024
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	More than 5 years	Non-interest bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	8,575,399	17,936	11	—	—	4,021,880	12,615,226
Inter-bank funds	220,060	—	—	—	—	—	220,060
Investments at fair value through other comprehensive income (debt and equity)	894,402	1,245,519	768,069	5,473,331	12,343,571	458,268	21,183,160
Investments at amortized cost	61,382	101,450	12,131	752,424	2,970,811	—	3,898,198
Loans, net (*)	4,082,359	5,328,773	13,689,207	19,835,684	6,589,089	(295,664)	49,229,448
Other assets (**)	852,858	152,093	97,488	371,874	(6,718)	5,040,781	6,508,376
Total assets	14,686,460	6,845,771	14,566,906	26,433,313	21,896,753	9,225,265	93,654,468

Financial liabilities
Deposits and obligations	34,089,992	5,181,622	6,435,281	413,041	33,499	7,614,593	53,768,028
Due to banks and correspondents	2,055,726	772,527	1,398,001	1,944,760	1,391,043	—	7,562,057
Bonds, notes and other obligations	251,845	1,680	1,490,591	4,005,402	325,915	—	6,075,433
Insurance and reinsurance contract liabilities	47,878	99,710	464,997	2,486,668	9,203,598	221,469	12,524,320
Other liabilities (***)	952,940	104,144	88,873	160,189	1,312,693	1,828,255	4,447,094
Equity	—	—	—	—	—	10,978,595	10,978,595
Total liabilities and equity	37,398,381	6,159,683	9,877,743	9,010,060	12,266,748	20,642,912	95,355,527

Off- balance sheet accounts
Derivatives held as assets	75,280	—	1,505,600	754,000	—	—	2,334,880
Derivatives held as liabilities	75,280	—	1,505,600	754,000	—	—	2,334,880
	—	—	—	—	—	—	—

Marginal gap	(22,711,921)	686,088	4,689,163	17,423,253	9,630,005	(11,417,647)	(1,701,059)
Cumulative gap	(22,711,921)	(22,025,833)	(17,336,670)	86,583	9,716,588	(1,701,059)	—

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

Investments at fair value through profit or loss, derivatives held for trading and liabilities at fair value through profit or loss, are not considered because these instruments are part of the trading book and the methodology used for the measurement of their market risk is VaR.

	As of December 31, 2023
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	More than 5 years	Non-interest bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	6,438,844	77,841	216,012	26,788	—	3,059,226	9,818,711
Inter-bank funds	524,915	—	—	—	—	—	524,915
Investments at fair value through other comprehensive income (debt and equity)	501,199	1,540,643	2,293,382	4,041,060	12,870,285	444,878	21,691,447
Investments at amortized cost	23,583	86,652	634,133	636,561	2,093,075	—	3,474,004
Loans, net (*)	4,247,703	5,611,232	11,248,432	19,392,632	6,584,178	(563,795)	46,520,382
Other assets (**)	1,034,215	195,323	262,343	219,298	5,590	4,222,912	5,939,681
Total assets	12,770,459	7,511,691	14,654,302	24,316,339	21,553,128	7,163,221	87,969,140
Financial liabilities
Deposits and obligations	30,185,794	3,894,718	6,601,910	498,592	46,902	7,960,318	49,188,234
Inter-bank funds	119,712	—	—	—	—	—	119,712
Due to banks and correspondents	1,459,377	1,758,037	2,776,380	1,683,940	1,348,196	—	9,025,930
Bonds, notes and other obligations	200,594	1,138,301	18,233	3,960,246	234,255	—	5,551,629
Insurance and reinsurance contract liabilities	52,793	104,011	470,253	2,549,908	8,784,208	246,363	12,207,536
Other liabilities (***)	867,346	142,339	205,445	514,669	520,057	1,172,997	3,422,853
Equity	—	—	—	—	—	10,008,101	10,008,101
Total liabilities and equity, net	32,885,616	7,037,406	10,072,221	9,207,355	10,933,618	19,387,779	89,523,995
Off- balance sheet accounts
Derivatives held as assets	185,450	111,270	1,576,325	705,470	—	—	2,578,515
Derivatives held as liabilities	185,450	111,270	1,576,325	705,470	—	—	2,578,515
	—	—	—	—	—	—	—

Marginal gap	(20,115,157)	474,285	4,582,081	15,108,984	10,619,510	(12,224,558)	(1,554,855)
Cumulative gap	(20,115,157)	(19,640,872)	(15,058,791)	50,193	10,669,703	(1,554,855)	—

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

-
Earning at Risk indicator, calculated as a percentage of the Regulatory Capital, the legal limit of 5 percent and an early warning of 4 percent are set.
-
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

For its part, the GIR Committee oversees the approval levels of structural interest-rate risk capacity and appetite, which are detailed in the Bank's Risk Appetite Framework.

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

	As of December 31, 2024
Currency	Changes in basis points	Sensitivity of net income		Sensitivity of other net comprehensive income
		S/(000)		S/(000)
US Dollar	+/-25	+/-	83	+/-	102,859
US Dollar	+/-50	+/-	163	+/-	205,867
US Dollar	+/-75	+/-	245	+/-	309,164
US Dollar	+/-100	+/-	325	+/-	412,907
Sol	+/-50	-/+	48,323	-/+	488,795
Sol	+/-75	-/+	72,484	-/+	733,881
Sol	+/-100	-/+	96,645	-/+	979,797
Sol	+/-150	-/+	144,968	-/+	1,475,267

	As of December 31, 2023
Currency	Changes in basis points	Sensitivity of net income		Sensitivity of other net comprehensive income
		S/(000)		S/(000)
US Dollar	+/-25	+/-	105	+/-	103,189
US Dollar	+/-50	+/-	210	+/-	206,551
US Dollar	+/-75	+/-	315	+/-	310,258
US Dollar	+/-100	+/-	421	+/-	414,485
Sol	+/-50	-/+	44,656	-/+	444,244
Sol	+/-75	-/+	66,984	-/+	677,590
Sol	+/-100	-/+	89,313	-/+	904,721
Sol	+/-150	-/+	133,969	-/+	1,362,566

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

As described in Note 3.4(ae), in previous years, regulators eliminated LIBOR rates and replaced them by an alternative interest rate. During 2024, the Group successfully managed the transition of all its contracts to the alternative interest rate benchmark Secured Overnight Financial Rate (SOFR); therefore; as of December 31, 2024 and 2023, IFS do not have exposure to USD-LIBOR rates.

The exposure to the interest rate in the case of Interseguro is shown in Note 29.5(a.3).

(i.3) Sensitivity to price variation -

Shares classified as investments at fair value through other comprehensive income, for the years 2024 and 2023, are not considered as part of the investments for interest rate sensitivity calculation purposes. However, a calculation of sensitivity in market prices and the effect on expected unrealized gain or loss in the consolidated statement of other comprehensive income, before Income Tax and non-controlling interest, as of December 31, 2024 and 2023, is presented below:

	Changes in market price	2024	2023
Sensitivity to market price	%	S/(000)	S/(000)
Shares	+/-10	45,827	44,488
Shares	+/-25	114,567	111,220
Shares	+/-30	137,480	133,463

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

As of December 31, 2024, the weighted average exchange rate of free market published by the SBS for transactions in US Dollars was S/3.758 per US$1 bid and S/3.770 per US$1 ask (S/3.705 and S/3.713 as of December 31, 2023, respectively). As of December 31, 2024, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/3.764 per US$1 (S/3.709 as of December 31, 2023).

The table below presents the detail of the Group’s position:

	As of December 31, 2024
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	8,615,546	3,676,441	323,239	12,615,226
Inter-bank funds	—	220,060	—	220,060
Financial investments	7,456,057	19,356,325	45,543	26,857,925
Loans, net	14,372,955	34,848,570	7,923	49,229,448
Due from customers on acceptances	9,163	—	—	9,163
Other accounts receivable and other assets, net	405,658	1,326,121	22	1,731,801
Insurance and reinsurance contract assets	207	18,395	—	18,602
	30,859,586	59,445,912	376,727	90,682,225
Liabilities
Deposits and obligations	19,802,404	33,451,094	514,530	53,768,028
Due to banks and correspondents	2,210,040	5,352,017	—	7,562,057
Bonds, notes and other obligations	5,227,805	847,628	—	6,075,433
Due from customers on acceptances	9,163	—	—	9,163
Insurance contract liabilities	3,940,738	8,583,582	—	12,524,320
Other accounts payable, provisions and other liabilities	1,689,640	2,484,247	14,067	4,187,954
	32,879,790	50,718,568	528,597	84,126,955
Forwards position, net	(1,842,468)	1,564,150	278,318	—
Currency swaps position, net	1,849,472	(1,849,472)	—	—
Cross currency swaps position, net	2,071,400	(2,071,400)	—	—
Options position, net	(61)	61	—	—
Monetary position, net	58,139	6,370,683	126,448	6,555,270

	As of December 31, 2023
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	6,745,220	2,710,275	363,216	9,818,711
Inter-bank funds	55,660	469,255	—	524,915
Financial investments	7,090,138	19,569,726	62,127	26,721,991
Loans, net	14,131,543	32,388,839	—	46,520,382
Due from customers on acceptances	40,565	—	—	40,565
Other accounts receivable and other assets, net	242,935	1,161,624	22	1,404,581
Reinsurance contract assets	166	26,121	—	26,287
	28,306,227	56,325,840	425,365	85,057,432
Liabilities
Deposits and obligations	18,277,393	30,420,832	490,009	49,188,234
Inter-bank funds	63,081	56,631	—	119,712
Due to banks and correspondents	2,342,325	6,683,605	—	9,025,930
Bonds, notes and other obligations	5,049,942	501,687	—	5,551,629
Due from customers on acceptances	40,565	—	—	40,565
Insurance and reinsurance contract liabilities	3,997,075	8,210,461	—	12,207,536
Other accounts payable, provisions and other liabilities	1,272,832	1,928,716	43	3,201,591
	31,043,213	47,801,932	490,052	79,335,197
Forwards position, net	(631,449)	505,661	125,788	—
Currency swaps position, net	951,864	(951,864)	—	—
Cross currency swaps position, net	2,430,155	(2,430,155)	—	—
Options position, net	(51)	51	—	—
Monetary position, net	13,533	5,647,601	61,101	5,722,235

As of December 31, 2024, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$770,827,000, equivalent to S/2,901,393,000 (US$741,882,000, equivalent to S/2,751,640,000 as of December 31, 2023); see Note 18.

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

The table below shows the analysis of variations of the US Dollar, the main foreign currency to which the Group has exposure as of December 31, 2024 and 2023. The analysis determines the effect of a reasonably possible variation of the exchange rate US Dollar to the Sol, considering all the other variables constant in the consolidated statement of other comprehensive income before Income Tax. A negative amount shows a potential net reduction in the consolidated statement of income, while a positive amount reflects a net potential increase:

Sensitivity analysis	Changes in currency rates	2024	2023
	%	S/(000)	S/(000)
Devaluation
US Dollar	5	21,165	8,796
US Dollar	10	42,329	17,592
US Dollar	15	63,494	26,388

Revaluation
US Dollar	5	(21,165)	(8,796)
US Dollar	10	(42,329)	(17,592)
US Dollar	15	(63,494)	(26,388)

The exposure to the interest rate in the case of Interseguro is shown in Note 29.5(a.3).

29.3.
Liquidity risk

Liquidity risk consists in the Group’s inability to comply with the maturity of its obligations, thus incurring in losses that significantly affect its equity position. This risk may arise as a result of various events such as: the unexpected decrease of funding sources, and the inability to rapidly settle assets, among others.

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

The following table presents the Group’s undiscounted cash flows payable according to contractual terms agreed (including the payment of future interest):

	As of December 31, 2024
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial liabilities by type -
Deposits and obligations	39,797,251	5,412,063	6,777,915	925,035	1,256,702	54,168,966
Due to banks and correspondents	1,949,333	792,039	733,189	2,465,292	3,831,777	9,771,630
Bonds, notes and other obligations	70,454	2,943	1,652,261	4,665,178	333,061	6,723,897
Due from customers on acceptances	4,691	4,472	—	—	—	9,163
Insurance and reinsurance contract liabilities	116,089	222,826	1,007,404	4,994,624	18,194,009	24,534,952
Other accounts payable, provisions and other liabilities	2,301,897	115,868	150,913	134,248	1,382,740	4,085,666
Total non-derivative liabilities	44,239,715	6,550,211	10,321,682	13,184,377	24,998,289	99,294,274
Derivatives held for trading (*) -
Contractual amounts receivable (inflow)	1,637,115	880,914	1,123,569	1,134,788	176,817	4,953,203
Contractual amounts payable (outflow)	1,605,814	1,088,989	962,496	1,145,555	179,999	4,982,853
Total	31,301	(208,075)	161,073	(10,767)	(3,182)	(29,650)
Derivatives held as hedge (**) -
Contractual amounts receivable (inflow)	—	86,992	414,593	1,230,550	—	1,732,135
Contractual amounts payable (outflow)	1,690	78,266	450,019	1,173,525	—	1,703,500
Total	(1,690)	8,726	(35,426)	57,025	—	28,635

	As of December 31, 2023
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial liabilities by type -
Deposits and obligations	36,150,590	4,042,302	6,874,724	1,212,870	1,473,786	49,754,272
Inter-bank funds	119,712	—	—	—	—	119,712
Due to banks and correspondents	1,310,020	1,522,550	2,452,158	3,310,756	1,918,633	10,514,117
Bonds, notes and other obligations	24,108	1,153,716	133,232	4,280,041	428,712	6,019,809
Due from customers on acceptances	7,080	19,300	14,185	—	—	40,565
Insurance and reinsurance contract liabilities	—	—	821,389	2,908,106	20,449,732	24,179,227
Other accounts payable, provisions and other liabilities	1,568,886	144,250	156,571	133,382	1,053,107	3,056,196
Total non-derivative liabilities	39,180,396	6,882,118	10,452,259	11,845,155	25,323,970	93,683,898
Derivatives held for trading (*) -
Contractual amounts receivable (inflow)	387,872	479,652	1,261,268	993,514	516,340	3,638,646
Contractual amounts payable (outflow)	387,923	479,288	1,274,079	983,356	514,785	3,639,431
Total	(51)	364	(12,811)	10,158	1,555	(785)
Derivatives held as hedge (**) -
Contractual amounts receivable (inflow)	3,763	4,061	323,273	1,750,880	—	2,081,977
Contractual amounts payable (outflow)	6,215	5,065	390,706	1,759,660	—	2,161,646
Total	(2,452)	(1,004)	(67,433)	(8,780)	—	(79,669)

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

(**) It only includes contracts whose future flows agreed to be exchanged are settled on a net basis (non-delivery)

The table below shows maturity, by contractual term, of the contingent credits (indirect loans) granted by the Group as of the dates of the consolidated statement of financial position:

	2024	2023
	S/(000)	S/(000)
Contingent credits (indirect loans)
Up to 1 month	649,837	1,095,339
From 1 to 3 months	1,364,278	1,062,605
From 3 to 12 months	2,644,655	2,391,145
From 1 to 5 years	409,898	193,835
Over 5 years	26	556
Total	5,068,694	4,743,480

The Group estimates that not all of the contingent loans (indirect) or commitments will be used before the maturity date of the commitments.

The following table shows the changes in liabilities arising from financing activities according to IAS 7:

	2024
	Balance as of January 1	Dividends payable	Cash flow	Effect of variation in exchange rate	Others	Balance as of December 31
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Inter-bank funds	119,712	—	(121,438)	1,785	(59)	-
Bonds, notes and other obligations	5,551,629	—	439,867	67,186	16,751	6,075,433
Lease liability related to right-of-use assets	90,513	—	(55,391)	102	108,579	143,803
Dividends payable	911	430,425	(430,280)	—	(98)	958
Total liabilities for financing activities	5,762,765	430,425	(167,242)	69,073	125,173	6,220,194

	2023
	Balance as of January 1	Dividends payable	Cash flow	Effect of variation in exchange rate	Others	Balance as of December 31
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Inter-bank funds	30,012	—	91,245	(1,592)	47	119,712
Bonds, notes and other obligations	7,906,303	—	(2,189,040)	(131,024)	(34,610)	5,551,629
Lease liability related to right-of-use assets	112,581	—	(57,818)	(279)	36,029	90,513
Dividends payable	1,461	516,164	(516,564)	-	(150)	911
Total liabilities for financing activities	8,050,357	516,164	(2,672,177)	(132,895)	1,316	5,762,765

29.4.
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

29.5.
Insurance risk management

The risk under an insurance contract, in any of its various forms, is the possibility that the insured event occurs; therefore, uncertainty is realized in the amount of the resulting claim. Given the nature of the insurance contract, this risk is aleatory and; therefore, unpredictable.

Regarding a portfolio of insurance contracts where the theory of large numbers and probabilities for pricing and provisions is applied, the main risk faced by the insurance business of the Group, managed by Interseguro, is that claims and/or payments of benefits covered by the policies exceed the carrying amount of insurance liabilities. This could happen to the extent that the frequency and/or severity of claims and benefits are higher than estimated. The factors that are considered to perform the assessment of insurance risks are the following:

- Frequency and severity of claims;

- Sources of uncertainty in the calculation of payment of future claims;

- Mortality tables for different coverage plans in the life insurance segment;

- Changes in market rates of investments that directly affect the discount rates to calculate mathematical reserves; and

- Specific requirements established by the SBS according to insurance plans.

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

(a)
Life insurance contracts -

Interseguro has developed its insurance underwriting strategy to diversify the type of insurance risks accepted. Factors that aggravate the insurance risk include lack of risk diversification in terms of type and amount of risk and geographic location. The underwriting strategy aims to ensure that underwriting risks are well diversified in terms of type and amount of risk. Underwriting limits serve to implement the selection criteria for appropriate risk. As of December 31, 2024 and 2023, most of the insurance contracts entered into by Interseguro are located in the city of Lima.

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

(a.1) Insurance risk –

Sensitivity of life insurance contracts and reinsurance contracts -

The following sensitivity analysis shows the impact (gross and net of the reinsurance held) on the contractual service margin (“CSM”), income before taxes and net equity for the reasonably possible movements in the key assumptions, the rest of the assumptions remaining constant. The correlation of the assumptions will have a significant effect on the determination of the final impacts, but to demonstrate the impact resulting from changes in each assumption, the assumptions had to be changed individually. It is worth noting that the movements of these assumptions are non-linear. When options exist, these are the main reason of the sensitivities’ asymmetry. The method used to obtain information of the sensitivity and the significant hypotheses did not vary regarding the previous period.

Life insurance contracts issued

		2024				2023
	Change in assumptions	Impact on income before taxes, gross of reinsurance	Impact on income before taxes, net of reinsurance	Impact on net equity, gross of reinsurance	Impact on net equity of reinsurance	Impact on income before taxes, gross of reinsurance	Impact on income before taxes, net of reinsurance	Impact on net equity, gross of reinsurance	Impact on net equity of reinsurance
	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Mortality/morbidity rate	+10%	(11,560)	(9,942)	(12,038)	(10,420)	(13,198)	(12,808)	(5,827)	(5,264)
Longevity	+10%	(215,592)	(215,592)	(179,819)	(179,819)	(210,185)	(210,185)	(172,323)	(172,323)
Expenses	+10%	(38,400)	(38,274)	(33,987)	(33,862)	(32,980)	(32,985)	(28,421)	(28,426)
Expiration and abandonment rate	+10%	11,536	10,589	7,267	6,320	11,877	11,699	8,871	8,629

Mortality/morbidity rate	-10%	11,150	10,048	11,470	10,368	13,048	12,642	6,062	5,488
Longevity	-10%	157,253	157,253	125,713	125,713	147,670	147,670	114,215	114,215
Expenses	-10%	38,394	38,330	33,980	33,916	32,960	33,006	28,407	28,453
Expiration and abandonment rate	-10%	(12,300)	(11,206)	(7,665)	(6,571)	(12,787)	(12,522)	(9,367)	(9,023)

		2024		2023
	Change in assumptions	Impact on CSM before taxes, gross of reinsurance	Impact on CSM before taxes, net of reinsurance	Impact on CSM before taxes, gross of reinsurance	Impact on CSM before taxes, net of reinsurance
	%	S/(000)	S/(000)	S/(000)	S/(000)
Mortality/morbidity rate	+10%	(32,566)	(21,822)	(24,696)	(17,314)
Longevity	+10%	(40,650)	(40,650)	(37,318)	(37,318)
Expenses	+10%	(26,561)	(26,686)	(20,613)	(20,608)
Expiration and abandonment rate	+10%	(3,941)	(4,485)	(1,562)	(1,972)

Mortality/morbidity rate	-10%	33,422	22,119	25,277	18,034
Longevity	-10%	75,852	75,852	77,609	77,609
Expenses	-10%	26,543	26,606	20,591	20,544
Expiration and abandonment rate	-10%	4,852	5,480	1,944	2,375

(a.2) Liquidity risk –

Analysis of maturities of insurance and reinsurance contracts liabilities (present value of the future cash flows) –

The following table summarizes the maturity profile of the portfolios of insurance contracts issued and the portfolios of reinsurance contracts held that are liabilities of the Group, based on the estimations of the present value of the future cash flows that are expected to be paid in the following periods:

	2024
	Less than 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance contractual liabilities	828,869	662,883	701,260	742,760	787,041	21,797,613	25,520,426
Life reinsurance contractual liabilities	(20,594)	(1,034)	(1,075)	(1,117)	(1,157)	(109,120)	(134,097)
Other liabilities	98,700	137,306	154,129	164,923	265,832	992,608	1,813,498
Total	906,975	799,155	854,314	906,566	1,051,716	22,681,101	27,199,827

	2023
	Less than 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance contractual liabilities	849,238	660,864	717,179	751,224	781,239	20,348,966	24,108,710
Life reinsurance contractual liabilities	(27,849)	(577)	(589)	(608)	(626)	(38,029)	(68,278)
Other liabilities	78,253	83,650	118,419	134,337	141,352	858,734	1,414,745
Total	899,642	743,937	835,009	884,953	921,965	21,169,671	25,455,177

Analysis of maturities of financial assets (based on non-discounted contractual cash flows) –

The following table summarizes the maturity profile of the Group’s financial assets in function of the non-discounted contractual cash flows, including interest receivable.

	2024
	Less than 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and cash equivalents	—	—	—	—	—	—	—
Investments at fair value through profit or loss	98	98	98	98	98	2,834	3,324
Debt instruments at fair value through other comprehensive income	1,057,660	1,067,828	1,152,885	1,162,798	1,283,365	18,332,782	24,057,318
Investments at amortized cost	—	—	—	—	27,201	—	27,201
Total	1,057,758	1,067,926	1,152,983	1,162,896	1,310,664	18,335,616	24,087,843

	2023
	Less than 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and cash equivalents	—	—	—	—	—	—	—
Investments at fair value through profit or loss	97	97	97	97	97	2,888	3,373
Debt instruments at fair value through other comprehensive income	1,020,609	969,034	991,445	1,079,552	1,064,316	18,247,679	23,372,635
Investments at amortized cost	—	—	—	—	—	27,201	27,201
Total	1,020,706	969,131	991,542	1,079,649	1,064,413	18,277,768	23,403,209

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

The following table summarizes the financial assets and the insurance contracts assets and liabilities of the Company by main currency:

	2024			2023
	US Dollar	Sol	Total	US Dollar	Sol	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and cash equivalents	72,053	131,892	203,945	48,899	217,411	266,310
Investments at fair value through profit or loss	372,064	4,585	376,649	300,007	7,029	307,036
Debt instruments at fair value through other comprehensive income	4,205,803	9,062,225	13,268,028	4,159,311	8,286,854	12,446,165
Investments at amortized cost	—	24,838	24,838	—	23,584	23,584

Insurance contracts assets -
Life insurance issued	—	—	—	—	—	—
Life reinsurance held	207	18,395	18,602	166	26,121	26,287
Reinsurance held	—	—	—	—	—	—

Insurance contracts liabilities -
Life insurance issued	3,940,738	8,581,614	12,522,352	3,997,075	8,208,566	12,205,641
Life reinsurance held	—	1,968	1,968	—	1,895	1,895
Reinsurance held	—	—	—	—	—	—

Interest rate risk

The Group has adopted the option of reflecting in other comprehensive income (“OCI”) the fluctuations in the discount rate applicable to insurance contract liabilities, pursuant to IFRS 17, as well as certain financial instruments that are recorded at fair value through OCI, according to IFRS 9. This accounting strategy allows the mitigation of the volatility in the consolidated statement of income because the interest rate fluctuations do not impact directly on the income for the period. As a whole, these decisions protect the reported financial performance against changes in the market environment.

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

	2024	2023
	S/(000)	S/(000)
Insurance contracts assets -
Life insurance issued	—	—
Life reinsurance held	18,602	26,287
Reinsurance held	—	—

Insurance contracts liabilities -
Life insurance issued	12,522,352	12,205,641
Life reinsurance held	1,968	1,895
Reinsurance held	—	—

Debt instruments at fair value through profit or loss	376,649	307,036
Debt instruments at fair value through other comprehensive income	13,268,028	12,446,165
Debt instruments at amortized cost	24,838	23,584
Total	26,212,437	25,010,608

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

		2024		2023
	Change in basis points	Impact on income before taxes	Impact on equity	Impact on income before taxes	Impact on equity
		S/(000)	S/(000)	S/(000)	S/(000)
Insurance and reinsurance contracts	+100	(4,958)	1,113,771	16,542	1,075,830
Debt instruments	+100	(99)	(928,453)	(100)	(906,268)
Insurance and reinsurance contracts	-100	6,210	(1,345,914)	(20,226)	(1,293,888)
Debt instruments	-100	115	1,068,856	115	1,048,722

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

Additionally, Interseguro has identified the following risks associated with its real estate portfolios:

- The cost to develop a project may increase if there are delays in the planning process; however, Interseguro receives services from advisors to reduce the risks that may arise in the planning process.

- A major lessee may become insolvent thus causing a significant loss in rental income and a reduction in the value of the associated property. To reduce this risk, Interseguro reviews the financial position of all prospective lessees and decides on the appropriate level of safety required, such as lease deposits or guarantees.

- The fair values of the investment property could be affected by the cash flows generated by the tenants and/or lessees, as well as by the economic conditions of Peru and future expectations.

29.6.
Capital management

The Group manages in an active manner a capital base to cover the risks inherent to its activities. Capital adequacy of the Group is monitored by using regulations and ratios established by the different regulators. See Note 16(f).

30.
Fair value
(a)
Financial instruments measured at their fair value and fair value hierarchy

The following table presents an analysis of the financial instruments that are measured at their fair value, including the level of hierarchy of fair value. The amounts are based on the balances presented in the consolidated statement of financial position.

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Financial investments
At fair value through profit or loss (*)	304,659	459,767	1,012,141	1,776,567
Debt instruments measured at fair value through other comprehensive income	12,722,114	7,655,691	—	20,377,805
Equity instruments measured at fair value through other comprehensive income	406,778	13,850	37,640	458,268
Derivatives receivable	—	143,201	—	143,201
	13,433,551	8,272,509	1,049,781	22,755,841
Accrued interest				347,087
Total financial assets				23,102,928
Financial liabilities
Derivatives payable	—	102,288	—	102,288
Liabilities at fair value through profit or loss	61,153	—	—	61,153
Total financial liabilities	61,153	102,288	—	163,441

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Financial investments
At fair value through profit or loss (*)	329,609	344,155	882,776	1,556,540
Debt instruments measured at fair value through other comprehensive income	11,779,535	9,132,649	—	20,912,184
Equity instruments measured at fair value through other comprehensive income	397,247	10,541	37,090	444,878
Derivatives receivable	—	158,101	—	158,101
	12,506,391	9,645,446	919,866	23,071,703
Accrued interest				334,385
Total financial assets				23,406,088
Financial liabilities
Derivatives payable	—	145,395	—	145,395

(*) As of December 31, 2024 and 2023, correspond mainly to participations in mutual funds, and investment funds and shares.

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

During 2024 and 2023, there were transfers of certain financial instruments from Level 1 to Level 2 for an amount of S/7,995,000 and S/32,577,000, respectively, because they stopped being actively traded during the year, and consequently, fair values were obtained by using observable market data. Likewise, during 2024 and 2023, there were transfers of certain financial instruments from Level 2 to Level 1 for an amount of S/42,195,000 and S/717,011,000, respectively.

During 2024 and 2023, there were no transfers of financial instruments to or from level 3 to level 1 or level 2.

The table below presents a description of significant unobservable data used in valuation:

	Valuation technique	Significant unobservable inputs	Valuation		Sensitivity of inputs to fair value
			2024	2023
Private Equity Stocks	Net asset value	NAV	Depends on each investment	Depends on each investment	10 percent increase (decrease) in the NAVs would result in an increase (decrease) in fair value by S/8,096,000 as of December 31, 2024 and S/7,678,000 as of December 31, 2023.
Private equity funds	Net asset value	NAV	Depends on each investment	Depends on each investment	10 percent increase (decrease) in the NAVs would result in an increase (decrease) in fair value by S/93,119,000 as of December 31, 2024 and S/80,597,000 as of December 31, 2023.
Not-listed shares	Equity method	-	According to price risk	According to price risk	5 percent increase (decrease) of the price would result in an increase in fair value of S/1,882,000 as of December 31, 2024 and S/1,854,000 as of December 31, 2023.

The table below includes a reconciliation of fair value measurement of financial instruments classified by the Group within Level 3 of the valuation hierarchy:

	2024	2023
	S/(000)	S/(000)
Initial balance as of January 1	919,866	977,835
Purchases	81,369	85,777
Sales	(78,231)	(35,625)
Gain (loss) recognized on the consolidated statement of income	126,777	(108,121)
Balance as of December 31	1,049,781	919,866

(b)
Financial instruments not measured at their fair value -

The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value, presented by level of fair value hierarchy:

	As of December 31, 2024					As of December 31, 2023
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	12,615,226	—	—	12,615,226	12,615,226	9,818,711	—	—	9,818,711	9,818,711
Inter-bank funds	—	220,060	—	220,060	220,060	—	524,915	—	524,915	524,915
Investments at amortized cost	3,775,935	98,658	—	3,874,593	3,898,198	3,277,672	80,042	—	3,357,714	3,474,004
Loans, net	—	48,333,964	—	48,333,964	49,229,448	—	44,737,995	—	44,737,995	46,520,382
Due from customers on acceptances	—	9,163	—	9,163	9,163	—	40,565	—	40,565	40,565
Other accounts receivable and other assets, net	—	1,588,600	—	1,588,600	1,588,600	—	1,246,480	—	1,246,480	1,246,480
Reinsurance contract assets	—	18,602	—	18,602	18,602	—	26,287	—	26,287	26,287
Total	16,391,161	50,269,047	—	66,660,208	67,579,297	13,096,383	46,656,284	—	59,752,667	61,651,344
Liabilities
Deposits and obligations	—	53,770,487	—	53,770,487	53,768,028	—	49,394,868	—	49,394,868	49,188,234
Inter-bank funds	—	—	—	—	—	—	119,712	—	119,712	119,712
Due to banks and correspondents	—	7,706,223	—	7,706,223	7,562,057	—	9,028,209	—	9,028,209	9,025,930
Bonds, notes and other obligations	5,163,150	838,662	—	6,001,812	6,075,433	4,587,631	708,643	—	5,296,274	5,551,629
Due from customers on acceptances	—	9,163	—	9,163	9,163	—	40,565	—	40,565	40,565
Insurance and reinsurance contract liabilities	—	12,524,320	—	12,524,320	12,524,320	—	12,207,536	—	12,207,536	12,207,536
Other accounts payable and other liabilities	—	4,024,513	—	4,024,513	4,024,513	—	3,056,196	—	3,056,196	3,056,196
Total	5,163,150	78,873,368	—	84,036,518	83,963,514	4,587,631	74,555,729	—	79,143,360	79,189,802

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instrument and they include the following:

(i)
Long-term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of December 31, 2024 and 2023, the carrying amount of loans, net of allowances, was not significantly different from the calculated fair values.

(ii)
Instruments whose fair value approximates their carrying amount: For financial assets and financial liabilities that are liquid or have short-term maturity (less than 3 months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable-rate financial instruments.

(iii)
Fixed-rate financial instruments: The fair value of fixed-rate financial assets and financial liabilities at amortized cost is determined by comparing market interest rates when they were first recognized with current market rates related to similar financial instruments for their remaining term to maturity. The fair value of fixed interest-rate deposits is based on discounted cash flows using market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued, the fair value is determined based on quoted market prices. When quotations are not available, a discounted cash flow model is used based on the yield curve of the appropriate interest rate for the remaining term to maturity.

31.
Fiduciary activities and management funds

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

As of December 31, 2024 and 2023, the value of the managed off-balance sheet financial assets is as follows:

	2024	2023
	S/(000)	S/(000)
Investment funds	19,534,337	17,829,262
Mutual funds	7,926,478	5,352,241
Total	27,460,815	23,181,503

32.
Subsequent events

On January 27, 2025, Interbank issued subordinated bonds called “6.397% Subordinated Notes” for an amount of US$350,000,000, under Rule 144-A and/or Regulation S of the U.S. Securities Act of 1933 of the United States of America. This issuance has maturity in January 2035 and the agreed annual interest rate was 6.397 percent.

On March 31, 2025, IFS’s shareholders approved a new Share Repurchase Program for an amount of up to US$100,000,000 of IFS’ common shares, which is expected to continue until terminated by the Board of Directors. The share repurchase program may be carried out simultaneously in the Lima Stock Exchange and the New York Stock Exchange (“NYSE”) in one or several dates, at market prices.