Form 20-F
period 2025-12-31
Intercorp Financial Services Inc.
filed 2026-04-24
CIK 1615903

tothFf

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Common shares outstanding as of December 31, 2025: 111,082,644

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this annual report on Form 20-F:

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

In this Annual Report on Form 20-F, we refer to and the discussion of our business includes the business of our principal subsidiaries as follows: (i) in our banking segment: Banco Internacional del Perú, S.A.A.—Interbank, an open-stock corporation (sociedad anónima abierta) organized under the laws of Peru, as “Interbank”; (ii) in our insurance segment: Interseguro Compañía de Seguros, S.A., a corporation (sociedad anónima) organized under the laws of Peru, as “Interseguro”; (iii) in our wealth management segment: Inteligo Group Corp., a corporation (sociedad anónima) organized under the laws of Panama, as “Inteligo”; Inteligo Bank Ltd., a corporation organized under the laws of The Bahamas, as “Inteligo Bank”; Inteligo Sociedad Agente de Bolsa S.A., a corporation (sociedad anónima) organized under the laws of Peru, as “Inteligo SAB”; Inteligo USA Inc., a corporation organized under the laws of New York, as “Inteligo USA,” and Interfondos S.A. Sociedad Administradora de Fondos, a corporation organized under the laws of Peru, as “Interfondos SAFM” or “Interfondos”; and (iv) Procesos de Medios de Pago S.A., a corporation (sociedad anónima) organized under the laws of Peru, as “PMP” and its subsidiary Izipay S.A.C., a closed-stock corporation (sociedad anónima cerrada) organized under the laws of Peru, as “Izipay.” Except otherwise provided, references to Izipay shall include PMP.

In this Annual Report on Form 20-F, we also refer to our parent company, Intercorp Perú Ltd. (“Intercorp Peru” or “Intercorp”), a holding company for a group of companies operating mainly in Peru under the name “Intercorp." Intercorp Peru’s main subsidiaries include our company and Intercorp Retail Inc. (“Intercorp Retail”). Intercorp Retail acts as a holding company for the retail and real estate operations of Intercorp Peru in Peru. Through its subsidiary, InRetail Peru Corp., whose shares are listed on the Lima Stock Exchange under the symbol “INRETC1,” Intercorp Retail has controlling stakes in (i) Supermercados Peruanos S.A. (“Supermercados Peruanos”), an operating supermarket chain that consolidates other operating companies, primarily operating under the: “Plaza Vea,” “Vivanda,” “MASS” and “Makro” brands, (ii) InRetail Pharma S.A., a holding company consisting of a chain of pharmacies operating under the “Inkafarma” and “MiFarma” brands with a distribution and marketing business as well as manufacturing some pharmaceutical products and (iii) InRetail Real Estate Corp., an owner, developer and operator of shopping malls under the “Real Plaza” brand. Intercorp Retail also controls directly (a) Tiendas Peruanas S.A., a department store chain operating under the “Oechsle” brand that started operations in 2009, and (b) Homecenters Peruanos S.A. (“Homecenters Peruanos”), a home improvement company operating under the “Promart” brand. Our parent company Intercorp Peru also controls the following companies involved in the private education and healthcare businesses under the following brands: “Innova Schools,” “Zegel,” “UTP,” “IDAT” and “Aviva.”

Effective as of April 1, 2026, IFS acquired 50% of the shares representing the corporate capital of IXP Holding Corp., in a joint venture with InRetail Perú Corp., an entity also controlled by Intercorp, who acquired the remaining 50%. See "Item 4. Information on the Company—History and Development of the Company—Recent Developments" for more information on this acquisition.

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
•
Any failure to comply with anti-corruption, anti-bribery, anti-money laundering and countering the financing of terrorism and antitrust laws and regulations could damage our reputation or expose us to penalties.
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
•
Political uncertainty may adversely affect our business, financial condition and results of operations.
•
The 2026 general elections in Peru may result in changes to the political landscape.
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
•
The operations of Interbank, Interseguro, Interfondos, Inteligo SAB and Izipay could be adversely affected by earthquakes, flooding or other natural disasters.
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
•
IFS could be considered a passive foreign investment company ("PFIC") for U.S. federal income tax purposes, which could result in adverse U.S. tax consequences for U.S. investors.
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

We have based these forward-looking statements on our management’s current views with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward–looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things:

•
our holding company structure;
•
economic, business and political developments in Peru and globally, including corruption scandals involving the Peruvian government, related political instability and the upcoming elections;
•
economic and geopolitical developments in regional or global markets, including the effects of trade tariffs and international conflicts;
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

PRESENTATION OF FINANCIAL INFORMATION

Our audited annual consolidated financial statements as of December 31, 2025 and 2024 and for each of the years ended December 31, 2025, 2024 and 2023 included in this Annual Report on Form 20-F have been prepared in soles and in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) and audited by Tanaka, Valdivia, Arribas & Asociados Sociedad Civil de Responsabilidad Limitada, PCAOB ID 1315, Lima, Peru, a member firm of Ernst & Young Global Limited (“EY Peru”).

For a description of our significant accounting policies, see Note 3 to our audited annual consolidated financial statements.

For regulatory purposes, including regulations of the Banco Central de Reserva del Perú (the “Central Reserve Bank of Peru” or “BCRP”) and regulations and the reporting requirements of the Superintendencia del Mercado de Valores (the “SMV”), our Peruvian subsidiaries, Interbank and Interseguro, also prepare in Spanish and make available to shareholders statutory financial statements as prescribed by the Peruvian Superintendency of Banks, Insurance and Private Pension Fund Administrators (Superintendencia de Banca, Seguros y Administradoras de Fondos de Pensiones, or “SBS”), hereinafter “SBS GAAP."

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

Change in Accounting Policies and Estimates

Generally, we have only adopted standards, interpretations or amendments that were effective in each year. In this regard, standards, interpretations or amendments adopted in the last three years have not had a significant impact on our consolidated financial statements. Standards, interpretations or amendments that become effective in 2026 or later have not been early adopted.

Currency Translation

The term “sol” and the symbol “S/” refer to the legal currency of Peru, and the term “U.S. dollar” and the symbol “U.S.$” refer to the legal currency of the United States.

We have translated some of the soles amounts contained in this Annual Report on Form 20-F into U.S. dollars for convenience purposes only. Unless otherwise indicated or the context otherwise requires, the rate used to translate soles amounts to U.S. dollars as of December 31, 2025 was S/3.363 = U.S.$1.00, which was the exchange rate reported for December 31, 2025 by the SBS. The Federal Reserve Bank of New York does not report a noon buying rate for soles. The U.S. dollar equivalent information presented in this Annual Report on Form 20-F is provided solely for convenience of investors and should not be construed as implying that the soles or other currency amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

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

References in this Annual Report on Form 20-F to “peer countries” in Latin America refer to Brazil, Chile, Colombia and Mexico. Certain information about peer countries in Latin America have been derived from the Economist Intelligence Unit (“EIU”), the Chilean Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras, or “SBIF”), the Central Bank of Brazil (Banco Central do Brasil), the Colombian Financial Superintendency (Superintendencia Financiera de Colombia), and the Mexican Commission for Banking and Securities (Comisión Nacional Bancaria y de Valores). References in this Annual Report on Form 20-F to the “four largest banks in Peru” or the “four largest Peruvian banks” refer to Banco de Crédito del Perú (“BCP”), Banco BBVA Perú (“BBVA”), Interbank and Scotiabank Perú S.A.A. (“Scotiabank”).

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

Loan Portfolio Data

Unless otherwise indicated, references in this Annual Report on Form 20-F to performing loans refer to loans in compliance with their original contractual obligations. References to past-due loans refer to overdue loans defined as follows: commercial loans are considered past-due once amortization payments are 15 days overdue; loans to micro-businesses are considered past-due once amortization payments are 30 days overdue; and in the case of consumer, mortgage and leasing loans, the amortization portion of a coupon is considered past-due once 30 days overdue and the total amount of the loan is considered past-due once an amortization payment is 90 days overdue. For IFRS 7 and IFRS 9 “Financial Instruments” disclosure purposes, the entire loan balance is considered past due when debtors have failed to make a payment when contractually due. Past-due loans do not include refinanced and restructured loans. References to total gross loans include total loans outstanding, including past-due loans, refinanced loans and restructured loans, and references to total net loans refer to gross loans plus accrued interest less allowances for loan losses and deferred interest.

Changes in Operating Segments

During the second quarter of 2024, we changed the reporting structure of IFS’s operating segments compared with that presented in our annual report on Form 20-F for the year ended December 31, 2023 (the “2023 Form 20-F”), mainly as a consequence of the elimination of the payments segment, since its revenues and income do not meet the thresholds established by IFRS 8 "Operating Segments", as those represent less than 10% of IFS consolidated results. Therefore, since the second quarter of 2024, the results of the businesses that previously comprised the payments segment ceased being reported separately to the board and Izipay, our payments subsidiary, was reclassified under “Holding, Other Subsidiaries and Eliminations." For additional information on our current segments, see “Item 4. Information on the Company—Business Overview” and Note 27 to our audited annual consolidated financial statements.

In order to make the information as of and for the year ended December 31, 2023 comparable with the information as of and for the years ended December 31, 2024 and 2025, as required by IFRS 8 “Information by business segments”, figures as of and for the year ended December 31, 2023 were recast in conformity with the new operating segment reporting structure.

Certain Financial Definitions and Conventions

We present return on assets, or “ROA,” return on equity or “ROE,” net interest margin or “NIM,” risk adjusted net interest margin or “risk adjusted NIM,” cost of risk and efficiency ratio in this Annual Report on Form 20-F. We define our ROA as net profit for the period divided by average total assets; our ROE as net profit for the period divided by average total equity; NIM as (x) net interest and similar income divided (y) average interest earning assets; risk adjusted NIM as net interest margin after impairment loss on loans, net of recoveries; cost of risk is defined as impairment loss on loans, net of recoveries divided by average gross loans. Efficiency ratio as the division of (x) salaries and employee benefits plus administrative expenses plus depreciation and amortization by (y) net interest and similar income plus other income, plus net premiums earned.

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

There are various regulatory restrictions in Peru and other jurisdictions that may limit our subsidiaries’ ability to pay dividends or make other payments to us, such as their obligations to maintain minimum regulatory capital and minimum liquidity. See “—Public health crises and epidemics/pandemics could adversely affect our and our subsidiaries’ business, financial condition and results of operations."

In addition, some of our Peruvian subsidiaries pay dividends to us on the basis of the SBS GAAP financial statements, which differ from IFRS Accounting Standards. For example, for the year ended December 31, 2025, Interseguro had a net profit of S/274.5 million under IFRS Accounting Standards and of S/429.7 million under SBS GAAP, which will result in a dividend payment to us of S/160.0 million in 2026. Therefore, there is no assurance that the differences in accounting treatment will not render the opposite result, namely that lower or no dividends would be payable to us by any of our Peruvian subsidiaries under SBS GAAP than what it would appear to be able to pay under IFRS Accounting Standards, or that dividends will continue to be payable under SBS GAAP in the future.

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

Similarly, Inteligo’s subsidiaries are regulated by governmental entities and other financial services regulators in The Bahamas, Panama and Peru. Inteligo Bank is subject to the regulation and supervision of the Central Bank of The Bahamas. Additionally, Inteligo Bank’s asset management activities and securities custody and trading activities are subject to supervision by the Securities Commission of The Bahamas. Inteligo Bank holds licenses from the Securities Commission of The Bahamas for dealing in securities as agent or principal, arranging deals, managing securities and advising on securities. Inteligo Bank is licensed to undertake all securities-related activities ancillary to its banking business. Inteligo Bank and its branch are subject to regulation by the Superintendency of Banks of Panama (Superintendencia de Bancos de Panamá). Inteligo Bank is also subject to regulation by the Securities Commission of Panama (Superintendencia del Mercado de Valores de Panamá) since June 18, 2021, when it obtained its investment advisory license. On January 3, 2022, Inteligo Bank began its operations under such license. Inteligo SAB and Interfondos are subject to the regulation and supervision of the SMV in Peru. Also, Interbank and Interseguro are subject to the regulations of the SMV. PMP and Izipay are mainly subject to the regulations of the Central Reserve Bank of Peru. In addition, IFS, Interbank, Interseguro, Inteligo Bank and Inteligo SAB are subject to other regulations, such as the U.S. Foreign Account Tax Compliance Act (“FATCA”), which could increase compliance costs and, in case of non-compliance could result in liability, additional costs or sanctions imposed by the U.S. Internal Revenue Service.

Changes in the regulation and/or supervision of Interbank, Interseguro, Inteligo and/or Izipay or the implementation of future regulations could have a material adverse effect on our financial condition and results of operations by restricting our existing operations, limiting the expansion of our business and requiring extensive system and operating changes that may be difficult or costly to implement. For example, the SBS and the Central Reserve Bank of Peru regulate, and have in the past changed, capital structure and deposit reserve requirements, interest paid on deposit reserves, the amount of deposit reserves for which no interest is payable, rules regarding provisions for loan losses and legal lending limits applicable to Peruvian commercial banks. Furthermore, Interbank could be required to increase its level of provisions in response to pro-cyclical provisioning requirements or be required to increase capital levels in response to pro-cyclical buffers that could be activated by regulators under certain favorable macroeconomic conditions. As an example, additional changes in the regulation and supervision of our subsidiaries were imposed as a result of social unrest, which Interbank complied with, but we cannot predict whether and to what extent new laws and regulations will be imposed in case of other periods of crisis.

Moreover, changes in consumer protection regulation and protection of personal data may also affect our business. In March 2021, the Peruvian Congress approved Law No. 31143 under which (i) the Central Reserve Bank of Peru will semi-annually establish caps on interest rates (including default interest rates) that banks can charge to consumers and small businesses, and (ii) in cases of default, the debtor shall only pay interest which may not be capitalized and may not be charged with commissions or additional expenses. Since its approval, such new regulation limiting the interest that can be charged to clients of banking entities, such as Interbank, has negatively impacted its financial results. In addition, Interbank could be subject to limits on fees or commissions charged to clients. If legislation or governmental or regulatory action is enacted limiting the amount of ATM fees or surcharges that Interbank may receive or on its ability to charge overdraft or other fees, it could adversely impact our financial results. Furthermore, during 2022, Legislative Decree No. 1531 amended the Peruvian Banking and Insurance Law (Ley General del Sistema Financiero y del Sistema de Seguros y Orgánica de la Superintendencia de Banca y Seguros), approved by Law No. 26702 (as amended, the “Peruvian Banking and Insurance Law”) to more closely align the Peruvian regulatory framework and its regulations applicable to the companies of the financial system to the Basel Committee’s 2011 agreement regarding the overall design of the capital and liquidity reform package (now referred to as “Basel III”), including changes related to the composition of the effective equity (which changes to effective equity came into effect as of January 1, 2023). Interbank has already implemented most of these requirements, with no adverse effect to its financial condition or operations, but as it continues to implement such additional requirements imposed by Legislative Decree No. 1531 and the other resolutions aimed at adapting the regulatory framework of the financial system more generally to the Basel III principles, we cannot guarantee that no such effects will impact its financial condition or results of operations. In September 2024, Legislative Decree No. 1665 amended Law No. 29440 (the Payments and Securities Settlement Systems Law) to grant new regulatory and sanctioning powers to the Central Reserve Bank of Peru (e.g., imposition of fines, and suspensions and cancellations of licenses, as the governing body of the Peruvian Payments and Securities Settlement Systems System), among other regulatory changes. In June 2025, Legislative Decree No. 1646 came into effect and amended the Peruvian Banking and Insurance Law mainly to adjust lending limits based on concentration risk according to international standards to safeguard the solvency and stability of the Peruvian financial system. In addition, to give effect to Legislative Decree No. 1646, in March 2025, the SBS approved SBS Resolution No. 00975-2025 (Regulation on Economic Group, Affiliation, Application of Operational Limits referred to in Articles 201 to 204 of the Peruvian Banking and Insurance Law and Major Exposure) according to which some lending limits will be implemented in stages as per the schedule approved by the SBS.

Since 1998, Interseguro has been subjected to strict local regulations that required significant changes in reserve requirements. For example, in March 2018, changes by the SBS to mortality tables used for calculating reserves for new annuities resulted in a higher reserve requirement, which in turn could adversely affect Interseguro’s results of operations or could result in lowered implied interest rates on Interseguro’s annuities. New legislation or regulations applicable to the insurance industry may adversely affect Interseguro’s ability to underwrite and price risks accurately as well as affect its revenues and net income. For example, whereas retirees formerly had to choose between remaining with their pension fund or choosing an annuity, since 2016 a law has allowed retirees to withdraw 95.5% of their capital accumulated in cash upon retirement, which has resulted in a significant reduction of annuities sold by Peruvian insurance companies, including Interseguro. In addition, considering that the SBS regulates the types of and limits on eligible investments that insurance companies, such as Interseguro, are allowed to make, in case the SBS enacts new regulations that further restricts such eligible investments, Interseguro could be compelled to liquidate current investments on less favorable terms than if they were held to maturity and restrict Interseguro from making investments that its management deems to be beneficial. Likewise, at the end of 2022, in order to adjust the fair value of real estate investments, the SBS established new requirements for valuation specialists or entities requiring capacitation in specific valuation matters that are not lectured in Peru, which created hurdles to such valuations and increased operating costs. Any failure to comply with these new requirements may increase costs and result in potential sanctions by the SBS. In addition, the Peruvian government eased pension fund regulations, including measures permitting extraordinary withdrawals of funds from the private pension system, which in turn reduced pension funds collected by Interseguro. In September 2024, the Peruvian government enacted Law No. 32123, which established a reform of the Peruvian pension system. This law became effective in July 2025 and limits extraordinary withdrawals of funds from the private pension system, which in turn may potentially reduce the demand for Interseguro’s annuities. Its regulations came into effect in September 2025, following the publication of Supreme Decree No. 189-2025-EF. Furthermore, Interseguro may face competition from private pension funds (Pension Funds Administrators, or “AFPs”) and Peruvian commercial banks, which could be allowed to offer annuities in the future. While this law provides insurance companies with the opportunity to manage private pension funds, any adverse impact on Interseguro resulting from increased competition or reform of the private pension system could have a material adverse effect on our financial condition and results of operations.

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

In the event of an intervention, the SBS has the power to institute measures, such as limiting the decisions that could be taken at a shareholders’ meeting, suspending our normal activities and segregating certain of Interbank’s or Interseguro’s assets and liabilities for transfer to third parties, among others. Furthermore, the SBS has the power under the Peruvian Banking and Insurance Law to declare the wind-up or liquidation of any bank or insurance company if an intervention extends for longer than 45 days, which period may be extended one time for another 45 days at the sole discretion of the SBS, and/or upon the occurrence of a wind-up or liquidation pursuant to the Peruvian General Corporations Law (Ley General de Sociedades). For further detail, see “Item 4. Information on the Company—Business Overview—Regulation and Supervision—The Peruvian Financial and Insurance Systems — Intervention by the SBS and Liquidation."

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

In December 2022, as part of the implementation of the Basel III standards, the SBS issued SBS Resolution No. 03950-2022, which replaced the regulations applicable to subordinated debt related to its computation at the different levels and sublevels of the regulatory capital. This resolution became effective on January 1, 2023 and is applicable to subordinated debt incurred or created from the date of its effectiveness. However, as established in this new regulation, subordinated debt incurred or created prior to its effectiveness is still considered in the calculation of regulatory capital. While the main changes became effective on January 1, 2023, the SBS also issued additional regulations by the end of 2022 to implement the law, granting certain transition periods through 2026; as of 2025, we are fully compliant. We cannot assure whether the implementation and further supervision of the above-mentioned new regulations may result in increased costs, financial, compliance or otherwise, which could impact our profitability and our results of operations. For further details, see “Item 4. Information on the Company—Business Overview—Regulation and Supervision—The Peruvian Financial and Insurance Systems." As of the date of this Annual Report on Form 20-F, Interbank is fully compliant with applicable capital regulatory requirements. While Interbank expects to continue to be in compliance with current and upcoming capital requirements, Interbank’s assumptions with respect to compliance may turn out to be incorrect, and, consequently, have a material adverse effect on its financial condition and results of operations.

With respect to Interseguro, Solvency II, a new regulatory framework for the European insurance industry implemented in early 2016, is under consideration by international regulatory bodies, which could result in the SBS raising solvency ratio requirements for insurance companies in Peru in the future.

With respect to Inteligo Bank, The Central Bank of The Bahamas has adopted a Basel Implementation Program and has effectively implemented Pillar I and Pillar II of the Basel II framework. The Pillar I framework focuses on the capital adequacy ratio requirements and Pillar II focuses on the internal capital adequacy assessment processes (“ICAAP”) (the guidelines in relation to the ICAAP were released in August 2016). The Central Bank of The Bahamas published its Capital Adequacy Guidelines for the Management of Capital and the Calculation of Capital Adequacy on August 24, 2022 (the “capital adequacy guidelines”), and The Bahamas Capital Regulations 2022 came into effect on July 15, 2022 (the “capital regulations”). The capital regulations include changes to the methodology for the calculation of risk-weighted assets and Tier 1 capital that could adversely impact Inteligo Bank’s capital adequacy ratio. The capital regulations and capital adequacy guidelines simplify the Bahamian Basel III framework while remaining consistent with the proportionality principles set out by the Basel Committee. The regulations set a new capital ratio limit and introduced changes to the credit and operational risk equivalent assets and deductions of high-risk assets from the capital base. Inteligo Bank’s capital ratio as of December 31, 2025, under the new regulations, was 21.7%, while it would amount to 28.1% under the previous regulations. In any case, Inteligo Bank’s capital ratio remains well above the regulatory limit of 12%. Additional changes to this framework could require Inteligo Bank to make revisions to its capital structure and investment which could have an adverse effect on the profitability of Inteligo Bank.

Furthermore, in 2025, the Central Bank of The Bahamas informed through its quarterly letter that it has drafted revisions to its Liquidity Regulations and Guidelines (“Liquidity Framework”) to ensure continued alignment with the standards advanced by the Basel Committee on Banking Supervision. The latest updates on the Basel III implementation were given in The Central Bank of The Bahamas’ 2025 third quarter report of the Bank Supervision Department (BSD), which stated that the consultation process for reviewing the revised drafts of the Liquidity Framework concluded in August 2025. In its fourth quarter report, the BSD informed that it had concluded a Quantitative Impact Study (QIS) in November 2025, which involved the testing and development of a new proposed data return form to ensure sufficient information will be retrieved to adequately assess the revised liquidity requirements associated with the calculation of the Liquid Coverage Ratio and the Net Stable Funding Ratio. While as of the date of this Annual

Report on Form 20-F, we believe such guidelines do not materially impact Inteligo Bank’s operations, we cannot make any assurances that the Central Bank of The Bahamas or other government authorities will not make further adjustments to applicable banking regulations which could materially and adversely affect Inteligo Bank’s financial condition and results of operations.

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

Pursuant to existing applicable regulations, there are minimum capital requirements for financial services holding companies on a fully consolidated basis, which the SBS evaluates on an annual basis. Pursuant to Oficio N° 61578-2024-SBS, after assessing the perimeter for purposes of consolidated supervision of Intercorp's Financial Group (Grupo Financiero), SBS limited such scope to us and our subsidiaries, plus InFinance XP S.A. (formerly Financiera Oh! S.A.). This change took effect beginning with the consolidated regulatory information submitted to SBS as of December 2024.

If we fail to comply with these requirements, SBS may request us to take certain corrective actions to ensure compliance. If we fail to take such actions, SBS could suspend or revoke Interbank’s, Interseguro’s and InFinance XP S.A.'s licenses to operate in Peru, which would have a material adverse effect on our financial condition and results of operations. For further details, see “—The operations of our subsidiaries require the maintenance of banking, insurance and other licenses and any non-compliance with applicable licenses and operating obligations could have a material adverse effect on our business, financial condition and results of operations.”

Our subsidiaries face intense competition from other banking, insurance and financial institutions, and from other players including providers of emerging financial technologies and failure to compete successfully could have a material adverse effect on our financial condition and results of operations.

The banking market in Peru is highly competitive. Interbank has experienced strong competition from local and foreign banks and other financial entities, including new entrants attracted by Peru’s low banking penetration and financial inclusion, as well as from department stores that offer credit cards, from emerging financial technology companies that offer digital banking and other services both on a regulated and unregulated basis, and from the local and international capital markets that lend to commercial customers. In addition, competition may also be influenced by means of legal regulations. For example, Supreme Decree No. 217-2024-EF, issued in November 2024, exceptionally authorized the Banco de la Nación (a state-owned institution) to provide credit lines to microfinance companies, which were to be used exclusively to grant loans to micro and small entrepreneurs for the construction and/or improvement of housing. Other examples are (i) the BCRP’s digital money interoperability plan, which seeks to connect banks, electronic money issuers, and fintechs into a unified, more efficient national system, (ii) the BCRP’s announcement of plans for a public digital payments platform, targeted for rollout in 2026, with the goal of enhancing competition and deepening financial inclusion and (iii) the promotion and development of the National Payments System through the approval by the BCRP of the General Regulation of the National Payments System which became effective on April 1, 2026. These regulations and initiatives have increased competition, which may in turn reduce the average interest rates that we can charge our customers, increase the average rates we must pay on our deposits, and may negatively affect our loan growth and place pressure on margins. Some of our competitors may have access to greater resources and be more successful in the development of products and services that compete directly with our products and services. Additionally, in November 2025, through SBS Resolution No. 04142-2025, the regulator expanded the scope for “novel models” (regulatory sandbox), allowing non-supervised entities to test financial services for up to 18 months, increasing competition from fintech players. If Interbank’s competitors are successful in developing products and services that are more effective or less expensive than the products and services offered by it, Interbank may be unable to compete successfully. Even if Interbank’s products and services prove to be more effective than those developed by other competitors, such other competitors may be more successful in marketing their products and services because of their greater financial resources or marketing strategies, among other factors. Interbank may not be able to grow or maintain its market share if it is not able to match its competitors’ pricing or keep pace with their development of new products, services and technological innovation and developments, and the integration of these into Interbank’s operations. Any adverse impact on Interbank resulting from increased competition could have a material adverse effect on its financial condition and results of operations.

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

In addition, Interbank’s commercial clients could be negatively affected by global and local macroeconomic trends. As a result, our provisions for loan losses, in particular related to credit cards and/or loans granted to certain sectors of the Peruvian economy, have significantly increased during slowdowns of the Peruvian economy. Additionally, in part due to the de-dollarization policy sponsored by the Peruvian government there is a mismatch between our dollar denominated deposits and sol denominated loans. See “Item 5. Operating and Financial Review and Prospects—Depreciation and Appreciation of the sol."

In the event of a macroeconomic shock, the value of Interseguro’s investments may also suffer losses, including in its investment property. In addition, the amount of savings available to potential annuity holders may be negatively impacted by unemployment or a decline in wages. A macroeconomic shock may also negatively impact wealth generation in Peru and, in turn, impact the demand for our wealth management services through Inteligo.

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

Furthermore, as of December 31, 2024 and 2025, retail banking loans accounted for approximately 52.5% and 52.9% of Interbank’s loan portfolio, respectively. Higher than average exposure to retail banking could be accompanied by greater credit risk due to higher risk profiles compared, particularly, to loans to large corporate customers. Given the recent growth of Interbank’s loan portfolio, historical loss experience may not be indicative of future doubtful loan experience. If there are outbreaks of pandemics or contagious diseases in the future, Interbank’s retail and commercial clients may be impacted and our risk profile may deteriorate, which could adversely affect our business, financial condition and results of operations.

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

Additionally, as a consequence of other factors that have arisen and may arise in the future, including, for example, political, economic, social and climate uncertainties, and the effects of new laws allowing the withdrawal of the Compensation for Length of Service (CTS) deposits, a statutory employee benefit in Peru, and Private Pension Fund Administrators (AFPs) funds (which have generated excess liquidity), we have had to increase, and may have to further increase in the future, our monitoring of the performance results of our retail and commercial clients and make subsequent adjustments of expected loss to our model, which in turn creates a certain level of uncertainty in the estimation of expected losses on loans. See “Item 4. Information on the Company—Business Overview—Selected Statistical Information—Classification of Our Loan Portfolio” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Impairment Loss on Loans, Net of Recoveries.”

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

We report our results and financial position in accordance with IFRS Accounting Standards as issued by the IASB. Changes to IFRS Accounting Standards thereof may cause our future reported results and financial position to differ from current expectations, or historical results to differ from those previously reported due to the adoption of new accounting standards on a retrospective basis. We monitor potential accounting changes and, when possible, we determine their potential impact and disclose significant future changes in our financial statements that we expect because of those changes. As of December 31, 2025, the new and amended standards and interpretations that have been issued, but not yet effective, are not expected to have potential impact on our consolidated financial statements. See Note 3.5 to our consolidated financial statements.

Our financial results may be negatively affected by investment losses.

The investment activities of our subsidiaries are subject to factors beyond their control, and losses from their exposures could result in a material adverse effect on our financial condition and results of operations.

As part of its treasury operations, Interbank trades various financial instruments and other assets, including debt, equity, fixed income, currency and related derivatives, as both agent and principal, and derives a proportion of its non-financial income from trading profits. Interbank has established position limits for sol and foreign currency-denominated securities in accordance with its overall risk management policy and with the SBS requirements. However, Interbank is exposed to numerous factors that are beyond its control, including overall market trading activity, interest rate levels, the credit risk of its counterparties and general market volatility. For example, in 2023, 2024 and 2025 the volatility of our investment portfolio increased due to global factors such as the Ukraine-Russia and the conflicts in the Middle East, including the conflict between the U.S., Israel and Iran. In 2025, economic swings and changes in international trade policies by trade partners such as the United States have also threatened Peru’s export-driven economy and certain key industries. For further information, see “—The Peruvian economy could be adversely affected by economic developments in regional or global markets.” In addition, a significant part of Interbank’s trading is related to customer transactions, and Interbank could be exposed to a number of risks related to the movement of market prices in the underlying instruments, including the risk of unfavorable market price movements relative to its long or short positions, a decline in the market liquidity of the related instruments, volatility in market prices, interest rates or foreign currency exchange rates relating to these positions, and the risk that the instruments with which Interbank chooses to hedge certain positions do not track the fair value of those positions. Furthermore, potential swings in economic policy as a result of the current administration of the United States may impact capital markets dynamics, which in turn may have a detrimental impact in investments results. Also, the imposition of tariffs or other trade barriers by the United States could adversely affect Peru’s export-driven economy, leading to reduced trade volumes, lower foreign exchange earnings, and potential disruptions in key industries. If Interbank incurs any further losses from these exposures, it could reduce Interbank’s trading profits or cause it to suffer losses from trading activities, either of which could have a material adverse effect on our financial condition and results of operations.

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

Interseguro estimates its liability for insurance contracts under IFRS Accounting Standards on the basis of our business measurement models and discount rates, which are based on a risk-free rate (i.e. interest rates), and the market volatility associated with them. See Note 3.4(d) to our audited annual consolidated financial statements. Such volatility in interest rates is reflected in Interseguro’s financial position, under other comprehensive income and, depending on the market situation, could have a material adverse effect on our financial position. See Note 29.4(a.1) to our audited annual consolidated financial statements.

Actual mortality and morbidity rates and other factors may differ from those assumed in the calculation of technical reserves and may have a material adverse effect on Interseguro’s financial condition and results of operations.

Actual mortality and morbidity rates may differ from those assumed in the initial calculation of annuity reserves at the time of the issuance of the policy and their periodic adjustments. If Interseguro’s assumptions differ materially from actual mortality and morbidity rates, Interseguro could be required to make payments under its annuities for a longer period of time than originally estimated, and existing reserves could fall short of actual payments. Accordingly, future changes in mortality and morbidity rates could have a material adverse effect on Interseguro’s financial condition and results of operations.

Interbank may not be able to obtain the funding required to support growth and implement its strategy.

Interbank’s strategy to grow its loan portfolio requires it to continue to have an active funding strategy. Interbank’s access to funding depends on many factors, including factors beyond our control, such as public health crises and epidemics, pandemics or outbreaks of highly infectious or contagious diseases, any credit crunch or other conditions in global capital markets and investors’ perceptions of the risks of investing in Peru and emerging markets generally. The 2008 and 2009 global financial and economic crisis, the debt crisis in Europe and general market volatility, for example, had a negative impact on the liquidity of global financial markets. Similarly, pandemics, conflicts, interest rate increases by the Federal Reserve of the United States, trade wars, and other global factors such as the Ukraine-Russia and the conflict between Israel, U.S. and Iran have caused significant disruption and volatility in the financial markets globally, causing equity levels to fluctuate sharply, which may reoccur or continue to worsen in the future. In the case of similar events, any equity or debt financing, if available at all, may be on terms that are not favorable to Interbank. If access to funding is limited, Interbank may not be able to implement its strategy, which could have a material adverse effect on our financial condition and results of operations.

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

A substantial portion of our investment portfolio consists of Peruvian sovereign and global bonds and Central Reserve Bank of Peru certificates of deposit, which represented 57.9% of our investment portfolio (before accrued interest) as of December 31, 2025. A default on Peruvian sovereign debt could have a material adverse effect on our financial condition and results of operations.

Interseguro may suffer losses in its investment portfolio because of risks associated with its real estate investments.

Interseguro’s investment portfolio includes real estate investments located solely in Peru. As of December 31, 2025, Interseguro’s investments in real estate projects totaled S/1,540.6 million, which represented 9.6% of Interseguro’s total investment portfolio. Real estate investments are relatively illiquid, and Interseguro’s ability to vary its portfolio of properties in response to changes in economic and other conditions is limited. If Interseguro wants or needs to sell a property, it may not be able to do so in the desired time period or on favorable terms, which could have a material adverse effect on our financial condition and results of operations.

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

Any failure, interruption or breach in security of our subsidiaries’ information systems could result in failures or interruptions in their risk management, general ledger, deposit servicing, loan organization and/or other important operations, as applicable. Although our subsidiaries have developed back-up systems and a disaster recovery center, and may continue some of their operations in case of emergency, if their information systems fail, even for a short period of time, then they may be unable to serve some or all of their customers’ needs on a timely basis. Likewise, a temporary shutdown of our subsidiaries’ information systems, such as the intermittent interruptions experienced on Interbank’s operating systems on October 30 and 31, 2024, which were promptly addressed and effectively contained, could result in additional costs for information retrieval and verification. Developing our information systems effectively and securely is essential to maintaining our competitive edge. In the current competitive landscape, if financial or insurance institutions fail to update and develop their existing information systems as effectively as their competitors, such failure may result in a loss of the competitive advantages that such institutions believe their information systems provide. Furthermore, such institutions may not have adequate insurance coverage or insurance limits to be compensated for losses from a major interruption.

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

SBS Resolution No. 00814-2025 enacted in March 2025 (as amended by SBS Resolution No. 03231-2025), modified the Plan Business Continuity regulation (the “Reglamento para la Gestión de la Continuidad del Negocio”), approved by SBS Resolution No. 877-2020 and, among others, introduced regulations regarding the management of business continuity and operational resilience in digital channels. Under these regulations, as of January 2026, financial institutions must achieve a Recovery Objective Point (ROP) of zero, and identify the critical products and services offered through digital channels (such as internet banking, mobile applications and digital wallets), define specific timeframes to resume operations in case of interruption of services, and establish clear guidelines under which such services are normally provided. These guidelines must be approved by the financial institution’s board of directors or risk committee. Financial institutions must also implement monitoring systems to detect deviations in the performance of their digital channels, adopt contingency and alternative service mechanisms in the event of interruptions, and develop recovery protocols to ensure that services are restored within the defined timeframes.

Additionally, SBS Resolution No. 00814-2025 establishes that as of June 2025, financial institutions must carry out annual tests to assess the effectiveness of their business continuity and recovery strategies, the results of which must be reported annually as part of the financial institution’s operational risk management framework.

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

Any failure to comply with anti-corruption, anti-bribery, anti-money laundering and countering the financing of terrorism and antitrust laws and regulations could damage our reputation or expose us to penalties.

We are subject to anti-corruption, anti-bribery, anti-money laundering (“AML”), countering the financing of terrorism (“CFT”), antitrust, sanctions, and other applicable laws and regulations in Peru and certain other jurisdictions in which we operate. In addition, we are subject to legal and regulatory frameworks that restrict transactions with certain sanctioned countries, individuals, and entities. Failure to comply with these laws and regulations could result in fines, penalties, sanctions, or other enforcement actions.

We have implemented policies, procedures, and internal controls designed to comply with applicable AML/CFT laws and regulations. These include a know-your-customer (“KYC”) client identification program; screening against the Office of Foreign Assets Control (“OFAC”) and other applicable international sanctions lists; ongoing monitoring of client transactions; enhanced due diligence procedures for higher-risk clients; and quality assurance and oversight mechanisms.

Our compliance framework is based on applicable Peruvian laws and regulations, relevant requirements in other jurisdictions, and international standards, including the recommendations of the Financial Action Task Force (“FATF”). We also conduct due diligence on financial institutions and other relevant counterparties to assess whether their AML/CFT policies and procedures are consistent with our standards. Although these measures are designed to mitigate AML/CFT risks, they cannot fully eliminate such risks. When potentially suspicious activities are identified, they are investigated and, where appropriate, reported to the competent authorities in accordance with applicable laws and regulations, and additional internal risk-mitigation measures may be applied. Nevertheless, these controls and procedures may not be completely effective in preventing third parties from using us, our correspondent banks, or reinsurance institutions as a conduit for money laundering or terrorist financing without our knowledge.

Any actual or perceived association with money laundering or terrorist financing could harm our reputation and expose us to fines, sanctions, or other enforcement actions, including potential inclusion on restrictive or prohibitive lists that could limit our ability to conduct business. Any such event could have a material adverse effect on our business, financial condition, and results of operations.

We are also subject to applicable anti-bribery and anti-corruption laws, rules, and regulations, including those governing interactions with government officials and other high-risk stakeholders. While we have not, to date, been subject to material fines, penalties, or significant reputational harm as a result of violations of AML, anti-bribery, or anti-corruption laws, we cannot provide assurance that our policies, procedures, and internal controls will be sufficient to prevent or detect all improper conduct, fraud, or violations of law. If our subsidiaries, employees, directors, officers, agents, partners, service providers, or other persons with whom we conduct business engage in fraudulent, corrupt, unethical, or otherwise improper activities, or violate applicable laws, regulations, or our internal compliance systems, we could become subject to investigations or enforcement actions by Peruvian or foreign authorities (including the U.S. Department of Justice), which could result in penalties, fines, sanctions, and reputational harm, and could materially adversely affect our business, financial condition, and results of operations.

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

In 2021, the Organization for Economic Cooperation and Development (“OECD”) published the draft Global Anti-Base Erosion Model Rules (Pillar 2) aimed at ensuring that multinational enterprises would be subject to a global minimum 15% tax rate. Jurisdictions around the world, including those jurisdictions in which our subsidiaries operate, are implementing changes to their tax regimes to align with global minimum tax rules.

The Global Anti-Base Erosion Model Rules (Pillar 2) would apply to multinational groups with annual consolidated revenues of at least EUR 750 million in at least two out of the last four years.

On November 29, 2024, the Government of The Bahamas approved the Domestic Minimum Top-Up Tax Bill, 2024 and is deemed to have come into force retroactively on January 1, 2024 (the “Act”) and pursuant to the terms provided in the Act. The Act introduces a Domestic Minimum Top-Up Tax (DMTT) on Multinational Enterprises (MNEs) in accordance with the OECD’s Pillar Two Framework. The DMTT applies to our subsidiaries located in The Bahamas as from January 1, 2025.

In addition, on December 21, 2024, Spain adopted the Income Inclusion Rule (IIR) and Qualified Domestic Minimum Top-Up Tax (QDMTT) of the OECD's global minimum tax rules for taxable years beginning on December 31, 2023. Spain has also adopted the undertaxed payment/profit rule (UTPR) of the OECD’s global minimum tax rules for taxable years beginning on or after December 31, 2024.

Even though we do not currently expect the aforementioned Bahamian and Spanish regulations to negatively impact Intercorp and its subsidiaries, we cannot ensure that such regulations would not impacts our business, financial condition, and results of operations.

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

Furthermore, Peru has experienced political instability that has included a succession of regimes with differing economic policies and programs, followed by periods of stability. Beginning in 2018, Peru has suffered a series of government institutional crises due to, among other things, several corruption and political scandals involving prominent political figures, which have resulted in resignations and impeachment of various presidents.

On April 2021, following a run-off between the top contenders, José Pedro Castillo Terrones (Partido Político Nacional Perú Libre), a far-left candidate, and Keiko Sofia Fujimori Higuchi (Fuerza Popular), a center-right candidate, on June 6, 2021, Pedro Castillo was elected as Peru’s president and sworn in as President on July 28, 2021.

On December 7, 2022, Mr. Castillo announced his intention to dissolve the Peruvian Congress and to intervene in, among others, the Peruvian judicial branch and Superior Court. Mr. Castillo’s actions were deemed to constitute an attempted coup, which led to his impeachment and arrest. According to the Peruvian Constitution, Mr. Castillo was succeeded by his then vice-president, Dina Boluarte to serve the remaining presidential term until 2026. However, on October 10, 2025, Peru’s Congress voted to impeach and remove President Dina Boluarte for permanent moral incapacity following months of investigations and political confrontation. Pursuant to the constitutional line of succession, an interim successor, José Jerí, was sworn in pending the definition of an electoral timetable. However, on February 17, 2026, José Jerí was removed from office by Congress following preliminary investigations over allegations of illegal sponsorship of private interests and influence-peddling to the detriment of the state. In response, Congress elected José María Balcázar, as Peru's new interim president.

On April 12, 2026, Peru held general elections to elect a new President, a Senate and a Chamber of Deputies for a five-year term and, based on vote counts as of the date of this annual report on Form 20-F, Keiko Fujimori appears likely to advance to a runoff election, while the second candidate advancing to the runoff remains to be determined.

Peru has experienced several past administrations that directly intervened in Peru’s economy and social structure, and implemented measures such as controls on prices, exchange rates, local and foreign investment and international trade, restricted the ability of companies to dismiss employees, expropriated private sector assets and prohibited the remittance of profits to foreign investors. Such political uncertainty, and any future policies that might be implemented by the Peruvian government could impact interest rates and currency volatility, as well as adversely and materially affect the Peruvian economy, which could have a material adverse effect on our business, financial condition or results of operations. See “—Potential exchange controls implemented by the Peruvian government could adversely affect our ability to pay dividends and have a material adverse effect on our financial condition and results of operations.” In addition, economic, social and political developments in the region may have an adverse effect on Peru’s economy.

There can be no assurance that Peru will avoid ongoing or emerging economic, political or social challenges in the future or that these challenges will not adversely affect our business, financial condition and results of operations. Future government policies to avoid or respond to social unrest could include, among other things, declarations of state of national emergency, expropriation, nationalization, suspension of the enforcement of creditors’ rights and new taxation policies. Additionally, further impeachment initiatives, constitutional complaints, or changes in the interim administration’s status—such as the calling of early general elections—could disrupt the policy agenda and administrative continuity, potentially affecting regulatory stability and the operating environment.

Political uncertainty may adversely affect our business, financial condition and results of operations.

On October 10, 2025, President Dina Boluarte was removed from office, following corruption inquiries by the Public Ministry and intensified congressional scrutiny. An interim president, José Jerí, assumed office pursuant to the rules of succession set out in the constitution of the Republic of Peru. On February 17, 2026, President José Jerí was removed from office following allegations regarding corruption concerns and on February 18, 2026, José María Balcázar assumed office as interim president. On April 12, 2026, Peru held general elections to elect a new President, a Senate and a Chamber of Deputies for a five-year term and, based on vote counts as of the date of this annual report on Form 20-F, Keiko Fujimori appears likely to advance to a runoff election, while the second candidate advancing to the runoff remains to be determined. Most Peruvian administrations and members of Congress elected in the last 35 years have generally maintained economic policies based on free market and contractual liberty. All these principles are also set forth in the Peruvian Constitution. Nevertheless, a new administration may pursue policies that are detrimental to the Peruvian economy and/or that may negatively affect our business and industry in general, and our results of operations and/or financial condition, in particular.

Although a drastic change in the actual economic model would require the amendment of the economic chapter of the Peruvian Constitution, we cannot assure you that a change to the Peruvian Constitution or policies against free market and subsidiary intervention of the government in the economy will not be promoted by the new authorities. Furthermore, we cannot assure you that new authorities will not enact, amend or repeal laws and regulations currently applicable to us and our business such as could have an adverse effect on our financial condition and our results of operations or the trading price of the notes.

In the past, the possibility that an outsider or candidate from the political fringes could be elected President has fueled political instability in Peru and has generated negative economic consequences. Increased political turmoil or an electoral victory by a Presidential candidate perceived to favor governmental intervention in the economy may have an adverse effect on investors’ perception of the country’s risk. Additionally, any newly elected President and the controlling party of the Senate or the Chamber of Deputies could be from different political parties, or there could even be no outright majority in either chamber, situations that could lead to fragmented forums which may adversely affect the government’s ability to pass legislation to implement policies or address economic or social challenges.

Any decline in the stability of the Peruvian political system or changes to the government’s economic policies may have a negative effect on our business, financial condition and results of operations.

The 2026 general elections in Peru may result in changes to the political landscape.

On April 12, 2026, Peru held general elections to elect a new President, a Senate and a Chamber of Deputies for a five-year term and, based on vote counts as of the date of this annual report on Form 20-F, Keiko Fujimori appears likely to advance to a runoff election, while the second candidate advancing to the runoff remains to be determined. The outcome of these elections could result in significant changes in the country's political and economic policies. Historically, both pre-electoral and electoral periods in Peru have been marked by heightened political uncertainty and volatility.

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

As the Peruvian banking system is still partially dollarized, with 26.1% of gross loans and 35.6% of deposits denominated in U.S. dollars as of December 31, 2025, devaluation of the sol against the U.S. dollar could have a negative impact on the ability of Interbank’s clients to repay loans and make premium payments.

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

In December 2022 and January 2023, S&P, Fitch and Moody’s changed Peru’s credit outlook to negative from stable due to higher political risk. In April 2024, S&P downgraded Peru’s credit rating from BBB to BBB-. However, in April, September, and November 2024, S&P, Moody’s, and Fitch, respectively, changed Peru’s credit outlook back to stable. Such credit ratings have been maintained as of the date of this Annual Report on Form 20-F. We cannot predict whether Peru’s credit ratings will be further downgraded and what the effects of any such downgrades may be on Peru’s economy, which could have a material adverse effect on our business, financial condition and results of operations. If either or all of S&P, Moody’s, and Fitch further downgrade Peru’s credit ratings, it is likely that our credit rating would also be downgraded. An increase in the perceived risks associated with investments in Peru may adversely affect the Peruvian economy in general and may discourage foreign investment in Peru.

Potential exchange controls implemented by the Peruvian government could adversely affect our ability to pay dividends and have a material adverse effect on our financial condition and results of operations.

Since 1991, the Peruvian economy has undergone a major transformation from a highly protected and regulated system to a free market economy. During this period, protectionist and interventionist laws and policies have been dismantled gradually to create a liberal economy dominated by the private sector. The Peruvian economy has, in general, responded well to this transformation, growing at an average annual rate of 3.6% during the period from 2010 to 2025. Exchange controls and restrictions on remittances of profits, dividends and royalties have ceased. Prior to 1991, Peru exercised control over the foreign exchange markets by imposing multiple exchange rates and placing restrictions on the possession and use of foreign currencies. Currently, foreign exchange rates are determined by market conditions, with regular open-market operations by the Central Reserve Bank of Peru in the foreign exchange market to reduce volatility in the value of Peru’s currency against the U.S. dollar.

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

In the past, Peru has suffered through periods of high and hyper-inflation, which has materially undermined the Peruvian economy and the government’s ability to create conditions that support economic growth. In response to increased inflation, the Central Reserve Bank of Peru, which sets the Peruvian basic interest rate, may increase or decrease the basic interest rate in an attempt to control inflation or foster economic growth. Increases in the base interest rate could adversely affect our results of operations, increasing the cost of certain funding. Additionally, a return to a high inflation environment would also undermine Peru’s foreign competitiveness, with negative effects on the level of economic activity and employment, while increasing our operating costs and adversely impacting our operating margins. As of December 31, 2025, the rate of inflation was 1.5%, compared to 1.97% in the year ended December 31, 2024. As of December 31, 2025, the Central Reserve Bank of Peru has estimated Peru’s inflation to be within its target range in 2026.

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

In addition, the announcement of rate increases by the U.S. Federal Reserve, the trade war between the United States and China, and, while our direct exposure to Russia is limited, Russia’s large-scale continued military invasion of Ukraine, the military conflict in the Middle East among other factors, had, in the past, and may have, in the future, an impact on the Peruvian economy by adding inflationary pressures, including in respect of high food and energy prices.

On February 28, 2026, Israel and the United States launched a joint military operation against targets in Iran. In response, Iran carried out missile and drone attacks against targets in Israel, U.S. military assets in the Middle East, and other countries in the region. As of the date of this annual report on Form 20-F, certain military activities relating to this operation remain ongoing, and their outcome and potential implications remain uncertain. The escalation and/or extended duration of this conflict could generate supply shocks, pushing energy and commodity prices upward and inflation higher. In particular, disruptions to global oil supply or transport routes could result in sustained increases in international oil prices and refined fuel costs. For Peru, which is a net importer of oil and refined petroleum products, sustained increases in energy prices could add inflationary pressures and adversely affect consumer purchasing power and increase operating costs for businesses. This, in turn, could lead to tighter monetary conditions, reduced economic activity and deterioration in asset quality. We continue to monitor these developments and their potential impact on our business, financial condition, and results of operations.

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

An additional source of risk are the economic and foreign policies that may be enacted by the current administration of the United States. We cannot assure you that investors’ interest in Peru, or the Peruvian economy will not be negatively affected by the policies of the current administration of the United States. For example, the implementation of import tariffs or other trade restrictions by the U.S., retaliatory actions by the Peruvian government, or unsuccessful trade negotiations between the U.S. and Peru could result in increased trade barriers or restrictions on trade, sanctions, and increased costs. Although the current impact of these events has been limited, they may adversely affect the Peruvian economy and certain of our customers, which could have a negative impact on our financial condition, results of operations and cash flows.

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

Peru’s exports are highly concentrated in the mining industry; copper and gold exports share of total exports was around 55% of all shipments as of December 31, 2025. Peruvian trade responds significantly to fluctuations in metal prices, especially copper. In 2025, Peru’s trade surplus increased to U.S.$34.6 billion from U.S.$23.8 billion in 2024, due to an increase of 22.6% in exports, an increase of 12.3% in imports and positive terms of trade. The average copper price for 2025 was U.S.$4.51 per pound, 8.7% higher than the average of U.S.$4.15 per pound in 2024, while WTI oil prices fell 17.2% over the same period (to U.S.$58 per barrel). In addition to changes in prices, Peru is also vulnerable to fluctuations in foreign demand, especially from China and the United States, Peru’s main trading partners. The European Union is also an important buyer of Peruvian goods, especially of non-traditional ones. Consequently, lower growth than forecasted from these countries would pose risks to Peru’s economic growth as it may impact exports and foreign direct investment.

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

The global financial and economic crisis of 2008 and 2009, and more recently, the COVID-19 pandemic and the market turmoil generated by the bank failures in the United States and the emergency sale of Credit Suisse, adversely affected and increased the volatility of the performance of the Lima Stock Exchange. The Lima Stock Exchange was downgraded from an “emerging market” to “frontier market” in September 2020. Similar or other unanticipated events may affect trading activity in the Peruvian capital markets. In recent years, the Lima Stock Exchange has experienced increased participation from local and international retail investors that react rapidly to the effects from international markets. The general index of the Lima Stock Exchange increased by 21.7% in 2023, by 11.56% in 2024, and by 50.08% in 2025. Volatility in the international markets may adversely affect the Peruvian capital markets and could therefore impact our ability to raise funds from local capital markets at a level necessary to fund our operations.

Although the Peruvian banking system has not experienced any significant liquidity problems in recent years, primarily because the major source of funds for local banks, including Interbank, is represented by the deposit base, future market volatility may affect do so. The occurrence of such volatility could have a material adverse effect on our financial condition and results of operations.

The operations of Interbank, Interseguro, Interfondos, Inteligo SAB and Izipay could be adversely affected by earthquakes, flooding or other natural disasters.

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

In recent years, Peru has continued to experience climate variability associated with El Niño and La Niña events, which has affected certain sectors of the economy, including fishing, agriculture and transportation. As of the date of this annual report on Form 20-F, according to official authorities, no significant El Niño or La Niña event is currently active, although monitoring and alert systems remain in place. However, we cannot assure you that a future El Niño or La Niña event will not occur, and such events may be more frequent or severe due to climate variability and change.

El Niño and La Niña have affected and could in the future affect our loan activity and asset quality, as loan agreements may allow borrowers to extend payments for a certain period of time in connection with natural disasters, which could ultimately affect their payment capacity when such extensions expire.

Peru is also located in an area that experiences seismic activity and is occasionally affected by earthquakes. For example, in 2007, an earthquake with a magnitude of 7.9 on the Richter scale struck the central coast of Peru, severely damaging the region south of Lima, and on May 26, 2019, an earthquake with a magnitude of 8.0 struck a remote part of the Amazon in Peru, resulting in collapsed buildings, power failures and two reported deaths. Although Interbank’s, Interseguro’s, Inteligo’s and Izipay’s headquarters and financial stores in Peru have not been materially affected by an earthquake, a major earthquake could damage the infrastructure necessary to their operations.

Although we have in place insurance policies against damage caused by earthquakes and other natural disasters, accidents and other similar events (including coverage for losses due to resulting business interruption), the occurrence of an earthquake or any other natural disaster could adversely affect our results of operations and financial condition. In addition, we may be subject to regulatory requirements, including from the SBS, to implement temporary relief measures for affected customers, such as rescheduling credit payments. Further, any natural disaster would increase the likelihood of Interseguro having to pay the corresponding indemnification to customers under insurance policies that Interseguro sold, which would negatively affect its operating margins.

Corruption and ongoing high profile corruption investigations may hinder the growth of the Peruvian economy and have a negative impact on our business and operations.

In recent years, corruption scandals have taken place in the majority of Peruvian public institutions, with the involvement of political authorities at municipal, regional and national government levels, and former government officials have been detained. In the first quarter of 2024, the Peruvian prosecutor’s office initiated preliminary investigations against former President Dina Boluarte for her alleged irregular possession of a collection of luxury watches and jewelry. Corruption allegations against, and political confrontation with, former President Dina Boluarte culminated in her removal from office on October 10, 2025. Likewise, on February 17, 2026, Peru's Congress voted to remove former President José Jerí from office following corruption concerns. In addition, further developments have occurred in relation to criminal judicial procedures against three former Presidents of Peru. Alejandro Toledo Manrique was sentenced (in first instance) to 20 years in prison. Likewise, Ollanta Humala Tasso was sentenced (in the first instance) to 15 years in prison, while oral arguments in the case against Martin Vizcarra Cornejo have begun.

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

An active and liquid market for our common shares may not be maintained. Active, liquid trading markets generally result in lower price volatility and respond more efficiently to orders from investors to purchase or sell securities. Liquidity of a securities’ market is often a function of the volume of the underlying shares that are publicly-held by unrelated parties. Our common shares are listed on the Lima Stock Exchange, which is generally a less liquid trading market than the New York Stock Exchange (“NYSE”). Moreover, on March 31, 2023, IFS's shareholders approved the creation of a share repurchase program for an amount of up to U.S.$100 million of our common shares (the “2023 Repurchase Program”). Thereafter, on March 31, 2025, IFS's shareholders approved a new share repurchase program for an amount of up to U.S.$100 million of our common shares, which is expected to reduce the amount of our common shares available for trading. See "Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers" for details on the share repurchase programs.

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

The trading price of our common shares may fluctuate substantially and may be higher or lower than the price holders of our common shares pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause holders of our common shares to lose part or all of their investment in our common shares. The factors that could cause fluctuations include, but are not limited to, the following:

•
overall price and volume fluctuations affecting the stock exchanges on which our common shares are listed, including financial market volatility as a result of Russia’s continued large-scale military invasion of Ukraine or the military conflicts between the U.S., Israel and Iran;
•
financial market volatility and market disruptions, including those arising from actual or perceived instability in financial institutions or segments of the banking sector, such as the bank failures and stress experienced by certain U.S. regional banks in 2023 and similar developments globally;
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

As of December 31, 2025, our controlling shareholder (Intercorp Peru) owned, directly and indirectly, 74.38% of our outstanding capital stock (including treasury stock). Any disposition by Intercorp Peru of any of our common shares that it beneficially owns or the perception by the market that such actions may occur, would negatively affect the trading price of our common shares.

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

Based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, relevant market and shareholder data and our current business plans, we believe that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes with respect to our 2025 and current taxable years, and we do not anticipate becoming a PFIC in the future. Characterization as a PFIC could result in adverse U.S. tax consequences to holders of our common shares if they are U.S. investors. Certain elections may be available to mitigate the consequences if we are treated as a PFIC for U.S. federal income tax purposes. See “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Companies” included elsewhere in this Annual Report on Form 20-F.

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

For example, the NYSE listing standards provide that the board of directors of a U.S. listed company must have a majority of independent directors at the time the company ceases to be a “controlled company." The listing standards for the NYSE also require that U.S. listed companies, at the time they cease to be “controlled companies,” have a nominating/corporate governance committee and a compensation committee (in addition to an audit committee). Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. Under both Panamanian and Peruvian law, companies may, but are not required to, form special governance committees, which may be composed partially or entirely of non-independent directors. In addition, NYSE rules require the independent non-executive directors of U.S. listed companies to meet on a regular basis without management being present. There is no similar requirement under Peruvian and Panamanian law.

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

In addition, in June 2025, the SEC issued a concept release soliciting public comment on potential changes to the definition of “foreign private issuer” under U.S. securities laws. If the SEC were to adopt changes to the “foreign private issuer” definition, we could potentially lose our status as a foreign private issuer. If we were to lose our foreign private issuer status, we would be required to comply with all of the disclosure and procedural requirements applicable to U.S. domestic issuers, including the preparation of financial statements in accordance with U.S. GAAP, more frequent periodic reporting and compliance with Regulation FD, among others. Such compliance would increase our legal, accounting and other expenses and would require our management to devote substantial time and resources to comply with these additional regulatory requirements.

Under current Section 16 of the Exchange Act, executive officers and directors of U.S. public companies, as well as beneficial owners of more than 10% of a public company’s equity securities (collectively, “insiders”), are required to publicly report transactions in company securities within two business days. We, as an FPI, are not currently covered by such requirements. However, the recently enacted “Holding Foreign Insiders Accountable Act” extends Section 16 reporting requirements to directors and officers of FPIs. As a result, our executive officers and directors have been required to report transactions in respect of our equity securities since March 18, 2026. Compliance with these or additional disclosure requirements may result in increased expenses and require the Company’s management to devote time and resources to comply with such regulatory requirements. If we or our directors and officers fail to comply with any applicable disclosure requirements, we may be subject to penalties, and our reputation may be harmed, which in turn may have a negative impact on our business, reputation and the market price of our common shares.

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

We are the majority owner and controlling shareholder of our subsidiaries, Interbank, Interseguro, Inteligo -which comprise our banking, insurance and wealth management segments- and Izipay, our payment services subsidiary. We are responsible for coordinating, supervising and establishing their strategy and management policies. In 2007, we conducted an initial public offering of our common shares publicly in Peru and privately outside of Peru. Our parent company is Intercorp Peru, a holding company for a group of companies operating mainly in Peru under the name “Intercorp." Intercorp Peru’s main subsidiaries include our company and Intercorp Retail. Intercorp Retail acts as a holding company for the retail and real estate operations of Intercorp Peru in Peru. As of December 31, 2025, Intercorp Peru owned, directly and indirectly, 74.38% of IFS's capital stock (including treasury stock).

Interbank is an open-stock corporation (sociedad anónima abierta). Interbank was incorporated in Lima, Peru in 1897 and formerly conducted business under the names “Banco Internacional del Perú S.A.” and “Interbank." In August 1994, as part of the government’s privatization efforts, 91% of Interbank’s share capital was acquired by Corporación Interbank, which subsequently transferred its holdings in Interbank to Intercorp Peru, a limited liability company organized under the laws of the Commonwealth of The Bahamas. After Interbank’s acquisition by Intercorp Peru in 1994, Interbank began conducting business under the name “Interbank” as part of a rebranding and modernization effort, and has become a leading universal bank in Peru. As of December 31, 2025, IFS held 99.31% of the capital stock of Interbank.

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

Since 2008, we have delivered returns for our shareholders supported by a strong bottom-line generation. In 2023, we paid U.S.$136.2 million in dividends based on 2022 results. In 2024, we paid U.S.$115.4 million in dividends based on 2023 results. In 2025, we paid U.S.$115.4 million in dividends based on 2024 results. In 2026, we intend to pay U.S.$207.8 million in dividends based on 2025 results. In addition, our market capitalization has increased from U.S.$1.2 billion in 2007 to U.S.$4.9 billion as of December 31, 2025, based on a price of U.S.$42.36 per share, as reported by the NYSE on the same date.

On March 31, 2023, IFS's shareholders approved the creation of the 2023 Repurchase Program, and on March 31, 2025, a new program was approved for up to U.S.$100 million of our common shares. For details on the repurchases, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

We also continue to make significant digital and physical infrastructure capital expenditure investments in our different segments. For a description of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures Program.”

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

Recent Developments

Annual Shareholders Meeting

On March 31, 2026, IFS held its Annual Shareholders Meeting. In such meeting, the shareholders approved the 2026 dividend policy, which approves distribution to shareholders of a minimum of 20% of the net profits of IFS registered in said period, to be distributed in one or more opportunities; as long as the decision of the distribution of dividends does not affect IFS’s and/or its subsidiaries’ compliance with legal and/or equity requirements, and economic and financial conditions allow it. If the conditions allow it, method and opportunity for dividends payment will be set forth in the corresponding distribution agreement.

In the Annual Shareholders Meeting, the shareholders also approved the appointment of Tanaka, Valdivia, Arribas & Asociados Sociedad Civil de Responsabilidad Limitada, A member of Ernst & Young Global Limited, as external auditors for IFS and its subsidiaries for the period of 2027 to 2029.

Acquisition of InFinance XP S.A. (formerly Financiera Oh! S.A.) in joint venture with InRetail Perú Corp.

On April 6, 2026, IFS and InRetail Perú Corp. entered into a Stock Purchase Agreement with IFH Retail Corp., a related party and subsidiary of Intercorp Perú Ltd., pursuant to which IFS acquired 50% of the shares representing the corporate capital of IXP Holding Corp. and InRetail Perú Corp. acquired the remaining 50%, for a total aggregate purchase price of U.S.$130 million. The transaction, which is effective as of April 1, 2026, has been structured as a joint venture between IFS and InRetail Perú Corp. As a result of this acquisition, IFS and InRetail Perú Corp. indirectly acquired 100% of the shares representing the corporate capital of InFinance XP S.A. (formerly Financiera Oh! S.A.).

InFinance XP S.A. is a consumer finance company operating in Peru with approximately three million customers, S/1.7 billion in total loans and S/1.5 billion in total deposits as of the date of the transaction. It also recently launched SIP, a mobile application that integrates its financial and payments products as well as its loyalty program. The integration of InFinance XP's consumer finance capabilities with IFS's banking, insurance, wealth management and payment services platform and InRetail's retail network of more than 4,000 stores across Peru is expected to enable the creation of a combined ecosystem for payments and consumer financing, expanding access to digital financial solutions for consumers nationwide.

B.
Business Overview

Overview

IFS is a leading provider of banking, insurance, wealth management services and payments for retail customers and commercial clients in Peru. Our purpose is centered around building financial well-being together. IFS is committed to (i) becoming the leading digital financial platform, with a clear strategic focus on key businesses such as consumer financing, wealth management and life insurance; (ii) placing the customer at the center of its decisions, offering a comprehensive suite of services backed by a superior digital experience and analytics as its competitive advantages; and (iii) fostering a unified approach, leveraging the best talent, innovation and a collaborative mindset. We also believe our digital transformation is vital to our continued growth and profitability, and for this reason we have been investing in developing the capabilities necessary to offer digital products and services to our customers. We manage our business in three segments, banking, insurance and wealth management, which complement each other and represent diversified sources of revenue. Our banking segment operates through our subsidiary Interbank, which is the third largest provider of total loans in Peru, according to the SBS. Interbank provides retail banking and commercial banking products, and services to individuals, large companies, and small and medium enterprises. Complementing our banking segment, our subsidiary Izipay also contributes by generating an end-to-end digital ecosystem of financial services and technology solutions, enabling consumers, individual entrepreneurs, micro-merchants, and small and medium-sized enterprises (SMEs) in Peru to make and process payments in a safe seamless, digital, mobile-first, and affordable manner. Our insurance segment operates through our subsidiary

Interseguro, which is the leading provider of annuities in Peru by premiums and one of the leading life insurance companies in the country according to the SBS. Interseguro provides a wide range of retirement, savings, life, unemployment and other insurance products to retail customers. Finally, our wealth management segment operates mainly through our subsidiaries Inteligo Bank, Inteligo SAB, Interfondos and Veltria Advisors, which together provide wealth management, private banking, financing, brokerage, advisory and other investment services mainly to high-net-worth individuals.

As of December 31, 2025, Interbank’s digital platform and distribution network provide to its 5.6 million customers, as well a potential market of more than 34 million Peruvians (total population of Peru), including an employed population of 17.6 million and 3.4 million businesses, with access to its products and services and a distinctive and convenient customer experience.

Our key strategic priority is to achieve digital excellence for our customers by providing them with a world-class, flexible and secure digital platform. We believe our digital efforts are vital to our continued growth and profitability, and for this reason we have been investing in developing the capabilities necessary to offer digital products and services to our customers. As of December 31, 2025, 83.8% of a total 3.8 million monthly active retail customers are digital customers (customers who do not use our branches)—that is 3.2 million retail customers. We have also streamlined our physical presence by reducing the number of branches by approximately 51.9% since its peak in 2016, focusing on educating our customers in the use of our digital platform. We have substantially increased migration of low-value-added transactions to more efficient digital channels, and we have increased sales of products to existing customers, as well as increased new customer acquisition of which 55.5% are being acquired digitally or “born-digitally” as of December 31, 2025.

The following table shows the evolution of our reported net profit, dividends, ROE and ROA, from 2023 through 2025:

		For the year ended December 31,
	2025	2025	2024	2023
	(U.S. $ in millions)(2)	(S/ in millions)
Net profit	577.8	1,943.2	1,307.5	1,079.3
Dividends declared for the year(1)	207.8	724.0	420.1	427.4
ROE		16.8%	12.6%	11.3%
ROA		2.0%	1.4%	1.2%

(1)
Dividends are declared and paid in U.S. dollars. Except for declaration and payment of extraordinary dividends, dividends declared for fiscal year 2025 are expected to be paid in May 2026, dividends declared in 2024 and 2023 were paid in 2025 and 2024, respectively; and amounted to U.S.$115.4 million in both years. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends and dividends policy."
(2)
Amounts stated in U.S. dollars as of and for the year ended December 31, 2025 have been translated from soles at the exchange rate of S/3.363 = U.S.$1.00.

As of December 31, 2025, we had total assets of S/99.1 billion (approximately U.S.$29.5 billion), total gross loans of S/52.4 billion (approximately U.S.$15.6 billion), total deposits and obligations of S/56.0 billion (approximately U.S.$16.7 billion) and shareholders’ equity of S/12.4 billion (approximately U.S.$3.7 billion).

For the year ended December 31, 2025, our consolidated net profit was S/1,943.2 million as compared to S/1,307.5 million in 2024. Net profit improved in 2025 mainly due to a decrease of S/583.5 million in impairment loss on loans, and increases of S/483 million in other income, S/122.0 million in insurance results, S/80.3 million in net interest and similar income. These effects were partially offset by a S/263.0 million increase in other expenses, a S/216.3 million increase in impairment of financial investments, and a S/215.9 million increase in income tax.

We operate the following three business segments: banking, insurance and wealth management. In addition, “Holding, Other Subsidiaries and Eliminations” includes those items that have not been allocated to an operating segment. It includes Izipay, among others.

Banking

Interbank is the third largest provider of consumer loans (retail loans other than mortgages) in Peru with a 19.1% market share in terms of total gross consumer loans outstanding as of December 31, 2025, according to the SBS. Interbank is the largest provider (among non-government owned banks) of payroll deduction loans to public sector employees with a 19.3% market share as of December 31, 2025, according to ASBANC. Additionally, Interbank is the third largest bank in Peru in terms total assets, total loans, total deposits, outstanding retail mortgages and retail deposits, and the fourth largest bank in terms of commercial lending and loans to mid-sized companies, according to the SBS. Furthermore, as of December 31, 2025, Interbank’s market share in commercial loans has decrased to 10.8% from 10.9% as of December 31, 2024. Interbank has built one of the most convenient and extensive retail banking distribution networks in Peru, including: online banking, mobile applications, 146 financial stores, more than 1,638 ATMs and 8,000 correspondent agents (including its external network of agents), as of December 31, 2025. Moreover, we believe Interbank has developed state-of-the-art and user-friendly digital platforms to better serve its clients’ needs.

As of and for the year ended December 31, 2025, Interbank represented 77.5% of our total assets.

For the 2025 fiscal year, Interbank declared a dividend of S/656.3 million (or, approximately U.S.$195.1 million), of which S/651.8 million (or, approximately U.S.$193.8 million) were paid to IFS on April 17, 2026, which represents 69.2% of total dividends to be received by IFS.

With a focus on maintaining a balanced portfolio, Interbank has a higher percentage of retail loans, which account for 52.9% of its total loan portfolio, compared to the banking system of 40.7% as of December 31, 2025.

Interbank’s CAGR in gross loans, and deposits and obligations between 2021 and 2025 was 4.0% and 4.5%, respectively. For the year ended December 31, 2025, Interbank reported a profit of S/1,475.0 million attributed to a decrease of S/583.2 million in impairment loss on loans, net of recoveries, and increases of S/106.7 million in other income, S/92.8 million in fee income from financial services, and S/82.6 million increase in net interest and similar income. These effects were partially offset by an increase of S/192.1 million in other expenses, and S/216.3 million in income tax. For the year ended December 31, 2025, Interbank’s ROE was 15.6%.

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

Insurance

Interseguro is the leading provider of annuities in Peru, with a 25.5% market share as measured by total premiums collected during 2025, according to the SBS, and is one of the leading individual life insurance companies in Peru. Also, Interseguro offers lower-premium retail insurance products, including credit life, mandatory traffic accident insurance (“SOAT”), car insurance and credit card protection insurance, through a comprehensive multi-channel distribution platform which includes Interseguro’s sales force, which represents more than 50% of Interseguro’s sales, Interbank, brokers and its own digital channel.

For the 2025 fiscal year, Interseguro declared a dividend of S/160.0 million (or, approximately U.S.$47.6 million), which represents 17.0% of total dividends to be received by IFS. For the year ended December 31, 2025, Interseguro’s net profit was S/429.7 million under SBS GAAP and its ROE was 28.0%.

Wealth management

Inteligo is a provider of wealth management services, which includes banking, financing, brokerage and investing activities for high-net-worth individuals through four operating subsidiaries: Inteligo Bank, Inteligo SAB (brokerage), Interfondos (mutual funds) and Veltria (multi-family office).

As of and for the year ended December 31, 2025, Inteligo represented 4.2% of our total assets.

For the 2025 fiscal year, our subsidiaries in the wealth management segment declared a combined dividend of U.S.$38.5 million, which represents 13.8% of total dividends received by IFS. The dividend was paid on April 22, 2026.

Inteligo’s CAGR in assets under management was 6.5% between 2020 and 2025. In addition, for the year ended December 31, 2025, Inteligo’s net profit was S/231.1 million and ROE was 21.5%.

The following tables provide certain financial and other information about our three business segments for the period indicated.

	As of and for the year ended December 31, 2025
	Assets		Equity		Net Profit/(Loss)
	(S/ in millions)%		(S/ in millions)%		(S/ in millions)%
Banking	76,763.2	77.5%	10,257.6	82.6%	1,475.0	75.9%
Insurance	17,461.1	17.6%	845.3	6.8%	274.5	14.1%
Wealth management	4,118.5	4.2%	1,099.5	8.9%	231.1	11.9%
Holding, other subsidiaries and eliminations(1)	754.5	0.8%	219.4	1.8%	(37.5)	(1.9%)
Total	99,097.4	100.0%	12,421.8	100.0%	1,943.2	100.0%

(1)
Holding and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

	As of and for the year ended December 31, 2025
	(S/ in millions)
	Net Profit/ (Loss)	Average total assets	ROA	Average total equity	ROE
Banking	1,475.0	75,024.4	2.0%	9,428.0	15.6%
Insurance	274.5	16,749.3	1.6%	695.2	39.5%
Wealth management	231.1	4,355.9	5.3%	1,075.7	21.5%
Holding, other subsidiaries and eliminations(1)	(37.5)	843.5	—	360.7	—
Total	1,943.2	96,973.1	2.0%	11,559.6	16.8%

(1)
Holding and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

The following table provides relevant information about dividends declared by each of our subsidiaries:

	SBS GAAP						IFRS
	Interbank			Interseguro			Inteligo Bank
	For the year ended December 31,
	2025	2024	2023	2025	2024	2023	2025	2024	2023
	(S/ in millions)						(U.S.$ in millions)
Net profit for the period(1)	1,458.5	933.7	900.5	429.7	376.3	315.1	58.4	31.3	7.6
Dividends declared(2)	656.3	420.2	405.2	160.0	125.0	150.0	33.0	21.9	7.5
Payout ratio	45.0%	45.0%	45.0%	37.2%	33.2%	47.6%	56.5%	70.0%	98.8%

(1)
For Interbank and Interseguro this information is calculated using SBS GAAP. This table is presented in this manner because Interbank and Interseguro pay dividends to us based on SBS GAAP and Inteligo pays dividends to us on the basis of IFRS Accounting Standards. The information is derived from stand-alone information from each entity.
(2)
Represents dividends for the fiscal year which are declared and paid in the following year.

The following tables provide certain financial and other information about our consolidated business:

	As of and for the year ended December 31,
	2025	2025	2024	2023
	(U.S.$ in millions)(1) (2)	(S/ in millions)(2)
Financial Position and Income Statement Items
Total assets	29,467.0	99,097.4	95,503.8	89,624.8
Total gross loans	15,411.8	51,829.9	50,415.4	48,249.2
Total deposits and obligations	16,660.0	56,027.6	53,768.0	49,188.2
Total equity, net	3,693.7	12,421.8	10,978.6	10,008.1
Net profit (attributable to IFS’s shareholders)	574.6	1,932.5	1,300.1	1,072.7

	As of and for the year ended December 31,
	2025	2024	2023
Profitability Ratios
Net interest margin(3)	5.0%	5.1%	5.3%
Risk adjusted NIM(4)	3.5%	3.1%	3.0%
Efficiency ratio(5)	36.8%	37.4%	36.8%
ROA	2.0%	1.4%	1.2%
ROE	16.8%	12.6%	11.3%

	2025	2024	2023
Asset Quality and Capitalization
Past-due-loans as a % of total gross loans(6)	2.4%	2.6%	3.4%
Cost of risk(7)	2.2%	3.5%	4.1%
Core equity Tier 1 ratio of Interbank(8)	12.5%	12.3%	11.8%

	As of and for the year ended December 31,
	2025	2024	2023
Distribution Network and Customers
Financial stores	146	149	153
ATMs	1,638	1,750	1,666
Correspondent agents (includes external network)	8,000	7,501	7,163
Number of digital customers(9)	3,167,743	2,916,486	2,498,568
Percentage of digital users(9)(10)	83.8%	81.9%	75.3%

(1)
Amounts stated in U.S. dollars as of and for the year ended December 31, 2025 have been translated from soles at the exchange rate of S/3.363 = U.S.$1.00.
(2)
Except for percentages and ratios and distribution and customer data.
(3)
Net interest margin is defined as (x) net interest and similar income divided by (y) average interest-earning assets. See “Item 4. Information on the Company—Selected Statistical Information.”
(4)
Risk adjusted net interest margin is defined as net interest margin after impairment loss on loans, net of recoveries.
(5)
Efficiency ratio for years 2025, 2024 and 2023 is calculated by dividing (x) salaries and employee benefits plus administrative expenses plus depreciation and amortization by (y) net interest and similar income plus net fee income from financial services plus other income plus insurance income.
(6)
At end of period. See “Presentation of Financial Information—Loan Portfolio Data."
(7)
Cost of risk is defined as impairment loss on loans, net of recoveries divided by average gross loans.
(8)
Calculated for Interbank only pursuant to SBS regulations.
(9)
In the month of December for each full year.
(10)
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

Solid macroeconomic fundamentals

For the year ended December 31, 2023, Peru’s GDP contracted by 0.6% (compared to growth rates of 0.6% in Colombia, 2.9% in Brazil, and 3.2% in Mexico). In 2024, Peru’s GDP increased 3.3% (compared to growth rates of 1.7% in Colombia, 2.5% in Chile, 1.5% in Mexico, 3.8% in Brazil, 0.3% in Ecuador, 3.2% in Uruguay, 4.3% in Paraguay, 2.1% in Bolivia and (1.8%) in Argentina). In 2025, Peru’s GDP increased 3.4% (compared to growth rates of 2.5% in Colombia, 2.5% in Chile, 1.0% in Mexico, 2.4% in Brazil, 3.2% in Ecuador, 2.5% in Uruguay, 4.4% in Paraguay, 0.6% in Bolivia and 4.5% in Argentina).

The Peruvian government’s prudent management of the economy, conservative fiscal policy, coupled with the Central Reserve Bank of Peru’s cautious management of inflation and international reserves have contributed to economic development, increased internal consumption and strong macroeconomic fundamentals, including low levels of public debt, low inflation, a controlled fiscal deficit and high levels of international reserves. However, 2023 was a challenging year marked by sustained high inflation, low economic growth, and disruptions due to weather and political factors, resulting in a GDP contraction of 0.6%. 2024 was a year of recovery, with GDP growing by 3.3% due to a recovery in various sectors and improved drivers of private investment and consumption. In its most recent forecast as of March 20, 2026, the BCRP has estimated for Peru a real GDP growth of 3.2% for 2026, as compared to the 3.4% increase registered in 2025.

Peru’s strong track record of macroeconomic policy credibility, consistency and ability to adapt to changes helped it to achieve investment grade ratings of Baa1 by Moody’s Investor Service (“Moody’s”), BBB by Fitch Ratings Ltd. (“Fitch”) and BBB by Standard & Poor’s Rating Services (“S&P”) as of December 31, 2022. In December 2022 and January 2023, S&P, Fitch and Moody’s changed Peru’s credit outlook to negative from stable due to higher political risk. In April 2024, S&P downgraded Peru’s credit rating from BBB to BBB-. However, in April, September, and November 2024, S&P, Moody’s, and Fitch, respectively, changed Peru’s credit outlook back to stable. Such credit ratings have been maintained as of the date of this Annual Report on Form 20-F.

Evolution of the middle class and affluent population

The core of our customer base is Peru’s middle class and affluent population. According to statistics published by each INEI and the World Bank over the years, since 2010, poverty rate in Peru has decreased, with spikes in certain years. For example, in 2023, the poverty rate increased to 29.1%, attributed to economic slowdown, reaching similar levels to 2010 (30.8%) after a historical low of 20.2% in 2019. In terms of the GDP per capita, it was U.S.$8,689.2 and U.S.$9,925.6 for 2024 and 2025 respectively, and in both cases higher than the one reported for the previous year. For 2025, Peru had a total population of 34.7 million, and according to the Peruvian Association of Market Research Companies (Asociación Peruana de Empresas de Investigación de Mercados - APEIM), Peru’s middle and upper socioeconomic segments (segments A, B and C) have expanded and represented 38.5% of the population in 2025 compared to 34.4% in 2013. We believe that a growing middle class and affluent population creates a greater need for financial services, particularly for increasingly sophisticated banking. The growth of these socioeconomic segments can support growth and profitability across our business.

Low financial services penetration

We believe that growth potential in Peru’s financial services sector continues to be significant. Despite the sustained recent growth of 1.4% CAGR in total gross loans between 2021 and 2025, banking penetration in Peru, measured as the ratio of loans-to-GDP, was 30.6% as of December 31, 2025, according to the SBS and the Central Reserve Bank of Peru. This represents a decline over the 31.7% registered as of December 31, 2024 and is mainly explained by an increase in the GDP, while gross loans of the system remained stable. Similarly, according to industry sources, insurance penetration in Peru, measured as the ratio of premiums-to-GDP as of December 31, 2025, is estimated to be 2.0%, which is lower than the average ratio of 3.2% reported in 2024 for the group of peer countries in Latin America and Chile.

Well-capitalized financial system

As a result of sound regulation and prudent management, the Peruvian financial system is well-capitalized, according to figures published by the SBS. Gross loans in the Peruvian banking system (measured in soles) have grown at a CAGR of 1.4% between December 31, 2021 and December 31, 2025, while the system’s asset quality has remained within healthy levels with a ratio of past-due loans as a percentage of total gross loans of 3.3% and a ratio of impairment provisions for loans as a percentage of past-due loans of 171.0% as of December 31, 2025, according to the SBS. Capitalization of the Peruvian banking system has consistently been well above regulatory requirements with a total capital ratio of 18.2% as of December 31, 2025, according to the SBS. Interbank’s Core Equity Tier 1 ratio was 12.5% and Interseguro’s regulatory solvency ratio was 120.4%, according to the SBS as of December 31, 2025. Furthermore, Peru’s banking industry has been historically profitable, with a 19.0% ROE for the year ended December 31, 2025, according to the SBS.

Development of new technologies on expanding financial services

The ongoing digital revolution presents a significant opportunity to enhance productivity and financial inclusion through the adoption of advanced technologies. As outlined by the International Monetary Fund (IMF), Peru has made strides in embracing digital technologies. These advancements include expanding access to internet services, improving the digital payment ecosystem, and enhancing the use of GEnAI in various industries. These recent technological developments are transforming the financial landscape, providing Peruvian banks with significant opportunities to innovate and expand. Banks can now leverage big data, cloud computing, and artificial intelligence to offer personalized and efficient financial services, tailored to individual customer needs. This digital shift enables banks to streamline their operations, reduce costs, and provide faster, more convenient services, such as 24/7 customer support, rapid loan approvals, and contextual banking solutions.

Furthermore, the adoption of GenAI and automation can improve operational efficiency, allowing banks to enhance credit risk assessment and fraud detection capabilities. As financial inclusion grows through digital wallets and other innovations, banks can reach previously underserved populations, expanding their market reach across geographic and income segments. This trend is poised to support formalization of the economy, as more individuals gain access to formal financial services, providing banks with an unprecedented opportunity to grow their customer base and offer a broader range of financial products and services.

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

Leading financial services provider focused on key businesses

We target profitable businesses in Peru. We have highly recognized and trusted brands in each of our segments (Interbank in banking, Interseguro in insurance and Inteligo in wealth management), complemented by Izipay's brand as a payments services provider. Within our banking segment, Interbank focuses on having a balanced portfolio, with 52.9% of its loan portfolio constituting retail loans, compared to 40.7% for the Peruvian banking system, as of December 31, 2025, according to the SBS. Interbank is the third largest provider of consumer loans among banks in Peru, with a 19.1% market share as measured by gross consumer loans as of December 31, 2025, compared with 25.7% for BCP, 19.6% for BBVA, and 13.2% for Scotiabank. Interbank is also the largest privately-owned bank provider of payroll deduction loans to public sector employees, with a 19.3% market share by payroll deduction loans, in each case as of December 31, 2025. Additionally, it is the fourth largest bank in loans to mid-sized companies, with a 10.7% market share as of the same date in 2024.

Interbank achieved strong profitability and resumed growth in its credit card and personal loan segments, while reducing the cost of risk across its consumer portfolio. In addition, the bank continued to advance the digitalization of its customer base and further strengthened its brand positioning. Interbank has a balanced consumer loan portfolio where two of our most profitable products are credit cards and personal loans. Additionally, we carry payroll deduction loans, which traditionally have low non-performing loan ratios. Historically, Interbank has observed low delinquency rates on its payroll deduction loans, which reduces its consumer loans portfolio’s overall credit risk exposure. Interbank’s gross financial margin to average earnings was 5.2% as of December 31, 2025.

Interbank’s commercial banking business serves a range of clients spanning large corporates, mid-corporates and small-sized and medium-sized enterprises (“SMEs”). Interbank continues to focus on increasing its market share in mid-corporates and SMEs while maintaining its large corporate business with a profit-oriented approach. As of December 31, 2025, its market share in mid-large corporate loans reached 10.7%, up from 10.2% as of December 31, 2024. Its market share in loans to SMEs was 4.2% as of December 31, 2025, an increase from the 3.5% as of December 31, 2024.

Complementing our strategy, we believe Izipay is built on a strong and scalable foundation designed to boost our payments ecosystem and differentiate us from our competitors. We believe that our competitive strengths include (i) our payments platform connecting merchants and consumers which enables Izipay to deliver a unique end-to-end product experiences for digital and POS transactions while being both technology and platform agnostic; (ii) our national scale and merchant network which helps us to drive organic growth; (iii) our ability to offer a bank-acquirer value proposition and (iv) the building and strengthening of the brand Izipay. During the year ended December 31, 2025, Izipay processed S/71.3 billion in monetary transactions, 39% of which generates low-cost funds for Interbank.

We believe that Interseguro provides us with a fast-growing and profitable business. We focus on the middle class and affluent population in Peru, a segment we believe is substantially underpenetrated in insurance services. In our insurance segment, Interseguro is the leading provider of annuities in Peru, with a market share of total annuities (including private annuities) of 25.5% as measured by premiums collected for the year ended December 31, 2025, according to SBS. Interseguro is also growing at double digit in individual life insurance (CAGR 5Y +24%), and we believe this market still has potential since penetration in Peru keeps being under that in other Latin American countries. Also, Interseguro works hand in hand with Intercorp´s companies, especially Interbank, to push new distribution channels that could position us to achieve greater penetration and bring insurance to more Peruvians. Finally, the company’s digital channels are taking a growing role inside the company’s structure with sales of individual life, SOAT, car and travel insurance.

Within our wealth management segment, we believe Inteligo is well positioned to capture an increasing share of the number of high-net-worth clients. Inteligo’s CAGR in assets under management was 6.5% between December 31, 2020 and December 31, 2025. We believe that both Inteligo’s position as a provider of tailored wealth management services and its ability to provide its customers with both local and international investment products may help increase its share of wallet among high-net-worth individuals, while delivering high levels of growth and profitability.

Track record of sustained growth supported by our strong and growing market share and high profitability

Our strong track record of growth is supported by our increased market share, improvements in efficiency, and high profitability across our business segments. At Interbank, we have gained significant market share over time. Our market share in total gross loans has increased from 9.4% in 2007 to 13.6% in 2025, while our market share in total deposits has grown from 9.3% in 2007 to 13.4% in 2025. Interbank has a higher exposure to retail banking because it believes that it presents significant growth opportunities and higher profitability. However, Interbank is also interested in having a balanced portfolio, therefore increasing its commercial banking loans. In accordance with Interbank’s strategy in retail and commercial banking, Interbank’s outstanding retail loans, including consumer and mortgage loans, increased 4.1% between December 31, 2024 and December 31, 2025, as compared to the 8.9% increase registered for the Peruvian banking system, according to the SBS. In commercial banking, Interbank’s outstanding commercial loans increased 2.2% between December 2024 and December 2025, as compared to the 3.1% increase registered for the Peruvian banking system, according to the SBS. Interbank’s market share was 19.1% in consumer loans in December 2025, the third largest in the market. In the same period, Interbank has held a strong position across retail products, with market share of 18.5% and 17.7% of total retail loans in Peru as of December 31, 2024 and December 31, 2025, respectively, according to the SBS. With respect to mortgage loans in Peru, Interbank’s market share increased from 15.9% as of December 31, 2024 to 16.0% as of December 31, 2025, according to the SBS. Interbank’s annualized ROE for the year ended December 31, 2025 was 15.6% and its annualized ROA for the year ended December 31, 2025 was 2.0%.

We believe that Interbank’s growing market share and strong profitability throughout economic cycles result from its resilient business model. From 2019 to 2025, Interbank maintained an average annual return on equity (ROE) of 14.8% and an average annual return on assets (ROA) of 1.6%. As of December 31, 2025, we achieved an annualized ROE of 16.1% and an annualized ROA of 2.0%. This performance underscores our ability to thrive despite fluctuating market conditions. The trajectory of the quarterly ROE demonstrates our resilience to changes and sustained performance in diverse economic scenarios. The evolution of our ROE from the fourth quarter of 2024 to the fourth quarter of 2025 was the following: 16.5% during the fourth quarter of 2024, 16.1% during the first quarter of 2025, 15.1% during the second quarter of 2025, 17.1% during the third quarter of 2025, and 16.7% during the fourth quarter of 2025.

Law No. 31658 created the micro, small and medium enterprises (“MSME”) promotion program (“Impulso MYPERU”), through which the national government guaranteed loans granted to MSMEs. Additionally, MSMEs which were granted Impulso MYPERU loans and made timely repayments of such loans, were awarded a discount over the final principal payments or over the aggregate principal amount of the financing. The Impulso MYPERU program ended in 2024. As of December 31, 2025, Interbank had outstanding Impulso MYPERU loans for more than S/1.3 billion; all of such loans were disbursed in 2024. Interbank’s outstanding commercial loans increased by 2.2% from December 31, 2024 to December 31, 2025, compared to a 3.1% increase registered for the national banking system during the same period, according to the SBS. Consequently, Interbank’s market share of commercial banking as of December 31, 2025 decreased to 10.8% from 10.9% compared to the same period in 2024.

Interseguro has maintained its positioning in the industry as the leader in regulated annuities by premiums, with market shares in a range of 27.9% to 32.0% for the last five years (29.7% in 2025). Also, Interseguro became the market leader in private annuities with 24.5% market share in 2025 (from 15.7% in 2020 and increasing 11 points during last year). Moreover, during the same period, Interseguro’s market share in individual life premiums has grown from 11.7% in 2020 to 15.9% in 2025. This growth history in Interseguro’s main insurance products also has its counterpart in assets with an investment portfolio that reached S/16.9 billion as of December 2025, the second largest in the Peruvian insurance industry, and achieved an average return of 6.3% in the last five years. Finally, during the period spanning from 2021 to 2025, Interseguro’s ROE averaged 23.8% compared to 17.8% for the Peruvian insurance industry, both according to SBS.

Inteligo’s assets under management grew at a CAGR of 6.5% between 2020 and 2025. Net profit declined between December 31, 2020 and December 31, 2025, due to negative mark-to-market valuation of the proprietary portfolio. Inteligo’s ROE was 21.5% for the year ended December 31, 2025.

Digital financial services platform with rapidly increasing levels of adoption

Interbank is striving to reshape the banking space in Peru, creating a new digital experience driven by convenience, simplicity and security. Interbank believes that its digital platform is key to developing primary banking relationships, increasing its customers’ interactions and providing new business opportunities to build on consumer loyalty and cross-sell services, as well as accelerate new customer acquisition and inclusion of previously underserved segments of the population, including individuals, entrepreneurs and small and micro-business.

Interbank’s digital platform provides "everything you need in a single app." Interbank has made progress in its journey towards becoming more digital, and remain focused on developing the necessary capabilities to meet its customers' needs. Interbank has a broad and evolving range of digital products and services for existing and new clients, enabling them to get the products and services they want, when they want them, and how they want them. In 2025, Interbank’s efforts have focused on continuing to build tools, products and services that empower its clients to stay in control, while ensuring the protection of their transactions through IT and cybersecurity tools.

We believe Interbank’s digital platform is one of its competitive advantages and it has driven an increase in its market share. The migration of customer interaction from physical channels, such as financial stores and contact centers to digital channels, continued to grow in 2024 and 2025. In December 2025, 83.8% of Interbank’s total monthly active retail customers interacted digitally with the bank, up from 80.8% in December 2024, which represented a nominal growth of 8.6% on a base of 3.2 million customers as of December 2025. These digital retail customers no longer utilize its branches. Furthermore, digital customer acquisition, or clients that were ‘born digitally’, reached approximately 53,163 as of December 31, 2025, or 55.5% of new individual retail clients. In commercial banking, its percentage of monthly active customers interacting digitally with the bank grew from 72.5% as of December 31, 2024, to 74.2% as of December 31, 2025.

In line with Interbank’s digital strategy, its digital sales accounted for 68.0% and 68.3% of total sales that took place in the months of December 2025 and December 2024, respectively. Additionally, the number of digital self-service retail customers increased, representing 82.4% of its total customer base as of December 2025, up from 78.4% as of December 2024.

Moreover, in January 2020, Interbank, in collaboration with BBVA and Scotiabank, launched Plin, a person to person (“P2P”) and QR code payment solution which interacts with multiple financial institutions and serves as a bridge between the banked and the unbanked through cell phones, as services may be conveniently accessed through its app. These payments are offered around-the-clock and are commission-free to all enrolled customers. Additionally, Plin’s features have improved over time. For example, from 2025, Plin users have been able to reload their Metropolitano cards (accepted in Lima’s urban transportation system) directly through the Bank’s mobile application via the Plin feature, thereby eliminating the need to queue at physical ticket booths. From December 31, 2024 to December 31, 2025, total enrolled users in Plin grew from 10.2 million to 10.5 million. Interbank’s share of Plin users was 42.5% as of December 31, 2024 and 43.2% as of December 31, 2025.

The integration between Plin and Yape, a digital wallet available in Peru, initiated in April 2023 and has increased digital payments and financial inclusion while reducing cash dependency. This interoperability between banks and wallets is part of BCRP's efforts to promote digital financial inclusion of more Peruvians into the financial system. The number of monetary transactions sent through Plin, platform operated by Interbank, has increased to 75.4 million in the month of December 2025 compared to 8.8 million in the month of April 2023 (pre-interoperability).

In May 2023, Interbank launched IzipayYa, a solution targeting micro merchants with interoperable QR codes and same-day availability of cash.

In commercial banking, Interbank developed its digital capabilities for SME and corporate clients, by (a) enhancing its value-added proposition and features in its digital platforms, (b) improving the performance and cybersecurity of its systems, and (c) tailoring its digital transformation to improve the client experience and transactional efficiency. We continue working on the modernization of Interbank’s core business banking platforms, together with the use of generative artificial intelligence (“GenAI”) and the development of application programming interfaces (“APIs”). As part of its digital transformation, Interbank has introduced new technologies and processes which enable it to improve time-to-market of new solutions. Interbank has also made significant changes in the way it works. Interbank increased the number of teams working within an agile framework on a number of projects, ranging from applications, digital products, new features in its digital platforms, and it is currently exploring different solutions targeting new customer segments and piloting new initiatives. For example, Interbank has an innovation lab called “LaBentana”, which focuses on continuous innovation and development of new ideas and pilot initiatives.

In 2025, Interbank has focused on increasing the number of transactions among its primary customers and expanding the use of the Interbank app for the business segment by offering unique features centered on security and convenience. These actions boosted the balance in its digital wallets and commercial accounts.

In 2025, Interseguro continued to focus on enhancing the digital experience for its clients and expanded sales from digital channels. As of December 31, 2025, Interseguro had surpassed 540,000 active customers across digital channels, a 5% increase year-over-year, and digital premiums had grown 25%. Also, the development of internal capabilities has allowed Interseguro to increase digital self-service to 71% in 2025, from 69% in 2024.

Inteligo’s wealth management oriented platform has experienced rapidly increasing levels of digital adoption, driven by targeted enhancements across Inteligo Bank, Interfondos, and Inteligo SAB segments.

In Inteligo Bank, we built and deployed segment-specific service models for the dynamic segment, a more sophisticated client who requests an enhanced investment experience, resulting in an increase in NPS from 43 in 2024 to 69 in 2025. We strengthened digital channels with personalized widgets, real-time pricing, yields, and improved financial visualizations, enhancing client autonomy and interaction.

In Interfondos, we evolved channels into a more intelligent, proactive experience with client-relevant insights and marketing automation tools, delivering significant digital acquisition impact.

Finally, Inteligo SAB's launch of a new website and app marked a digital transformation milestone, modernizing end-to-end client experiences.

Convenient and innovative nationwide omni-channel distribution network with a distinctive customer-oriented approach

We believe that Interbank’s convenient and innovative nationwide retail distribution network together with a dedicated sales force and financial advisors, allows it to better reach its customers, and this combination has differentiated Interbank from its competitors. Interbank has one of the most convenient and extensive retail banking distribution networks in Peru and is currently present in almost all of Peru’s regions. Its focus on digital transformation allows it to help its customers to interact with the bank in an easier and more efficient way and allows customers to migrate from the use of physical infrastructure to digital platforms. For instance, Interbank has shifted monetary transactions operated through its branches to digital channels. Total monetary transactions have been increasing at a CAGR of 3.6% from 2021 to 2025 driven by monetary transactions through Interbank’s mobile and internet banking channels, which have increased at a 11.5% CAGR for the corresponding period, even though monetary transactions through its financial stores have been decreasing at a CAGR of 9.8% from 2021 to 2025. Interbank believes this optimization of its distribution footprint has enabled it to reach its clients more efficiently, allowing them to perform transactions when and how they want to, at lower marginal costs for Interbank.

Interbank has built a convenient omni-channel distribution network in Peru, serving over 5.5 million customers. As of December 31, 2025, Interbank had 146 financial stores and operated the third largest ATM network in Peru with more than 1,638 ATMs, which includes a large out-of-branch ATM network (under its Global Net brand). Interbank has the largest number of financial stores inside supermarkets in Peru. Moreover, with the intention of providing underserved customers with more convenient services, Interbank operates a network of correspondent agents, called Interbank Agentes. The correspondent agent concept consists of providing third-party commercial establishments with low-cost electronic terminals which allow Interbank’s customers to perform basic cash-based operations such as cash withdrawals, credit card and bill payments, and deposits at a lower marginal cost to Interbank relative to transactions performed in its financial stores. As of December 31, 2025, Interbank had 8,000 correspondent agents (including its external network).

Since 2013 and in line with Interbank’s strategy, it has implemented a profitability model for financial stores and ATMs which ranks them according to certain profitability metrics relevant to each distribution channel. This has allowed Interbank to identify the less profitable units in order to close them and to prioritize new openings in more strategic locations with higher demand for value-added financial services. As a result, the number of financial stores has decreased by 46.3% to 146 as of December 31, 2025 from 272 in 2017, while the productivity of financial stores, measured as the volume of retail deposits sold per branch, has increased. This drove retail deposits per branch to grow from approximately S/46.4 million per branch as of December 2017 to approximately S/192.9 million per branch as of December 31, 2025. Likewise, Interbank’s market share in retail deposits by individuals grew from 12.6% as of December 31, 2017 to 14.4% as of December 31, 2025.

Interseguro offers and sells its annuities and individual life insurance products through its own dedicated sales force to ensure delivery of high-quality service and advice to customers. Interseguro’s sales force is specialized in products and is trained to provide a differentiated service. Interseguro’s sales force provides customers with a hybrid model that includes both in-person and digital assistance and fully digital operations.

In addition to its own sales force, Interseguro also offers and sells products through digital channels. The company offers low-cost premium insurance products, such as SOAT, travel insurance, vehicle insurance, and individual life insurance products, simpler than the ones sold by agents. Finally, Interseguro leverages the retail distribution capabilities of Interbank to offer credit life insurance, card protection, credit protection, and low-cost health insurance.

Inteligo has developed a proprietary financial advisory model that has been a key pillar in sustaining its growth. The model considers the financial objectives of its customers and emphasizes risk analysis and ongoing monitoring with portfolio rebalancing. Along with this, Inteligo has been able to successfully serve its customer base in order to deliver tailored products and advice.

Izipay has built and developed a well-recognized trusted brand. Izipay’s communication and marketing efforts play an important role in building brand visibility, usage and overall preference among customers. Also, Interbank’s and Intercorp Retail existing clients represent a sizable opportunity to cross-sell products and services with relatively low incremental marketing and advertising expenses. We believe that Izipay’s range of services represents an opportunity to further increase engagement with its existing clients. Our subsidiaries plan to continually invest in product development to maintain and increase, together, the attractiveness of their products and services among their current network of clients and new ones.

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

Interbank’s underwriting procedures are based on strong analytics and proprietary models. Additionally, Interbank’s investments in technology and improvements in its ability to process and apply data have enriched its risk models and enhanced their accuracy and predictiveness. Its credit risk policies are approved by Interbank’s risk committee and board of directors. The deterioration of the macroeconomic conditions in Peru in 2023 led to higher provision requirements as well as lower provision recoveries, an increase in non-performing loans and a slowdown in the origination of new loans due to more stringent lending requirements that we have put in place. Interbank’s loan provisions have also been impacted amidst higher risk in consumer loans due to the social protests and adverse climate events that took place in Peru at the beginning of 2023. This trend peaked in the fourth quarter of 2023; 2024 and 2025 had a lower cost of risk and a healthier loan portfolio, accelerated by liquidity events such as pension fund withdrawals, and better payment behavior from clients, generating a positive declining trend in terms of cost of risk going from 3.6% as of December 31, 2024 to 2.3% as of December 31, 2025. As Interbank’s concentration in consumer loans decreased during 2024 and 2025, its past-due loans as a percentage of total gross loans ratio as of December 31, 2025 were 2.5%, which is lower than the 3.4% average for the three largest banks in Peru, according to data from the SBS. In 2025, Interbank’s past-due loans ratio has remained relatively stable and lower than the average for the Peruvian banking system, standing at 2.7% as of March 30, 2025, 2.6% as of June 30, 2025, 2.5% as of September 30, 2025, and 2.5% as of December 31, 2025. In comparison, the Peruvian banking system’s ratio was 3.7% as of March 30, 2025, 3.5% as of June 30, 2025, 3.4% as of September 30, 2025, and 3.3% as of December 31, 2025. As of December 31, 2025, Interbank’s past-due loans coverage ratio was 150.2%, compared to the average for the Peruvian banking system of 171.0%, according to the SBS.

Interbank’s total capital ratio, which is calculated as its regulatory capital divided by its risk-weighted assets, stood at 16.0% as compared to 18.1% for the Peruvian banking system, as of December 31, 2025, according to the SBS, and its risk-weighted asset density (calculated by dividing risk-weighted assets over total assets) increased to 90.5% as of December 31, 2025 from 87.8% as of December 31, 2024, as a consequence of a larger loan portfolio and a smaller investment portfolio. The SBS requires a higher weighting for our assets than that required by Basel III or other regulators, therefore our risk-weighted assets density is higher than that of the Latin American region and other developed markets. The minimum total capital ratio required by Peruvian banking regulations was 10% as of December 31, 2025. In addition, financial institutions must meet additional capital requirements related to conservation, economic cycle and market concentration risk buffers and an additional capital requirement which depends on certain levels of loan concentration in each institution (individual, sectorial and geographical). Interbank’s total additional capital requirement for buffers and additional risks were about of 3.6%. Additionally, Interbank’s core equity (“Tier 1”) ratio was 12.5% as of December 31, 2025, above the regulatory requirement. As part of the implementation of the Basel III standards, the SBS has issued several regulations to increase gradually the minimum total capital ratio for financial institutions in Peru until 2026, and Interbank expects to be in compliance with such regulations.

Interseguro’s investment team and its investment management approach have achieved a 5.9% investment return for the year ended December 31, 2025, while maintaining prudent levels of risk and following the SBS risk guidelines. Accordingly, Interseguro’s investment strategy was focused on diversifying asset classes, identifying and reducing potential risks in the portfolio and looking for assets of solid companies with strong credit metrics. Additionally, the investment portfolio is structured to align with the estimated duration of the future obligations contracted with their clients. Finally, Interseguro’s solvency ratio exceeded 1.2 the regulatory minimum set by SBS, which we see as prudent risk management.

Inteligo’s lending services are offered through Inteligo Bank to complement its wealth management business. The decision to make loans to wealth management customers only results in Inteligo’s loan portfolio being fully collateralized by its customers’ assets. Regarding the management of capital, Inteligo Bank’s capitalization ratio, which is calculated as Inteligo Bank’s regulatory capital divided by its risk-weighted assets, was 21.7% as of December 31, 2025, above the minimum capitalization ratio required by the Central Bank of Bahamas of 12.0%.

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

Diversified funding base with strength in retail deposits

IFS has a competitive funding structure. We have access to diverse sources of funding, including deposits and debt securities placed in local and international capital markets. The majority of Interbank’s funding comes from low-cost customer deposits, which demonstrates its customers’ trust in the Interbank franchise and enables it to achieve attractive lending spreads. At Interbank, as of December 31, 2025, 83.0% of its total funding base was comprised of deposits. Interbank’s deposit base is broad and diversified, which provided Interbank with an average cost of funding of 3.1% for the year ended December 31, 2025 and 3.6% for the year ended December 31, 2024. In addition, our low-cost funding represented 32.5% of our total funding in December 2023, 36.2%, in December 2024, and 39.5%, in December 2025, reinforcing our ability to sustain a competitive funding structure.

Interbank has been a significant player in the Peruvian banking industry with a market share of demand, savings, and term deposits of 9.7%, 15.4%, and 15.2%, respectively, as of December 31, 2025, according to SBS. Moreover, its strategic focus on retail has provided Interbank with a healthy funding base and has allowed it to sustain its market share in retail deposits by individuals over the years, even as new competitors have entered the market. Interbank’s market share in retail was 13.5% as of December 31, 2019, 15.1% as of December 31, 2023, 14.6% as of December 31, 2024 and 14.4% as of December 31, 2025. Interbank’s competitive advantage in the retail segment, over the last two years, was attributable to an increase in its clients’ liquidity as a result of partial cash withdrawals from deposits for severance indemnity (compensación por tiempo de servicio or “CTS” by its Spanish acronym) systemwide and the private pension system.

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

Interbank is committed to fostering a culture rooted in core values that prioritize attracting, developing, and retaining highly qualified personnel. We believe that a merit-based culture that emphasizes teamwork is essential for maintaining a motivated workforce that delivers high-quality service. Interbank’s dedication to creating an inclusive and supportive work environment has earned it recognition as one of the best companies to work for in Latin America. Interbank is certified as a top employer for LGBTQ+ talent and recognized as a top performer in providing safe, harassment-free workspaces. Furthermore, it has been acknowledged as a leading company in Peru for gender equity and diversity. Interbank’s commitment to diversity, equity, and inclusion is reflected in its rankings by Great Place To Work: second place for diversity and inclusion, third place for best places for women to work, first place in the ranking for the best companies in Peru, and fifth place in the list of the most sustainable companies. Additionally, Interbank secured third place in the latest Merco Talento 2025 rankings, a ranking that evaluates its ability to attract and retain top talent.

Similarly, Interseguro was selected as the 11th best company to work for Peru in the large-size category (2025) by the Peruvian Great Place to Work Institute. The company also excelled in the categories Women (#7), Diversity, Equity and Inclusion (#9), and Sustainability (#13), reaffirming its commitment to an inclusive, collaborative and development-oriented environment.

Inteligo’s three subsidiaries located in Peru (Inteligo SAB, Inteligo Peru Holdings and Interfondos) participated together under the name “Inteligo Group Peru” and Inteligo Group Peru was selected as the third best company to work for in Peru in the category of companies with less than 250 employees in 2025. Inteligo Bank’s branch in Panama began participating in the Great Place to Work Institute survey in 2014 and was selected as the sixth best company to work for in Panama in 2025.

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

Furthermore, our parent company, Intercorp Peru, is one of Peru’s largest economic conglomerates, with activities spanning financial services, retail, education and real estate, among others. In 2025 and 2024, Intercorp Peru’s businesses generated U.S.$12.7 billion and U.S.$10.8 billion in revenue, respectively. We believe that being part of this group gives us a competitive edge, because of the group’s deep knowledge of the Peruvian consumer, extensive focus and know-how in the Peruvian retail market, highly visible in-country presence and rapid decision-making capabilities. Intercorp provides significant synergy and cross-selling opportunities for IFS. Also, with the acquisition of the remaining 50% equity interest in Izipay in April 2022, we expanded our capacity to cross-sell products and services and benefit from synergies across all our segments, providing a unique value proposition to our customers.

Analytical excellence as a tool to become the company with the deepest knowledge of Peruvians

Our advanced analytics capabilities are being enriched with new data sources and technology tools, such as cloud, real-time decision, machine learning, GenAI, big data and API integration. We aim to have the deepest understanding of Peruvians, both individuals and companies, as we believe that a deep knowledge of our current and potential customers’ characteristics. Adapting to their behavior allows us to better serve them by offering the best solutions according to their needs and risk profile.

Investments in technology represent the pillar of this strategic initiative, and we are working in a variety of areas to achieve this goal, including data and infrastructure, advanced marketing analytics, and risk profiling and pricing models, as well as improving our CRM capabilities, including contextual marketing. With the support of our team of data scientists, we centrally design and distribute most of our sales campaigns. We have substantially improved their effectiveness and we are currently employing real-time decision making on certain campaigns. This combination of investments has helped make us more dynamic and able to approach customers in real time, by offering easy-to-understand information and agile and transparent processes that generate trust in us. Additionally, we have bolstered our investments in cybersecurity to continue enhancing the capabilities that allow us to maintain our clients’ trust and continue to oversee cybersecurity and information technology with the help of a clear governance framework.

These efforts also include different actions undertaken to have a better understanding of the self-employed segment of the population, which constitute a significant opportunity for financial services given the current low penetration levels. We are working on alternative risk profile models for new customer acquisition using new sources and non-traditional sources of data.

Our analytics vision is to have a fully deployed online CRM which relies on real-time data, cloud processing, automated and reusable variables, real-time decision and actions, and an integrated infrastructure to support these new processes. Thus, to establish best practices and governance around the use of data and analytics initiatives, as well as to promote a data-driven mindset throughout the organization, we implemented the ACoE in the beginning of 2023. In 2025 and 2026, through our Analytics Center of Excellence (ACoE), we expect to reaffirm our value proposition by leveraging advanced analytics to better understand Peruvians and businesses, enabling the development of cutting-edge models that predict behaviors and mitigate risks, and delivering personalized solutions at the right time to strengthen primary relationships, all underpinned by a robust data framework, solid infrastructure, and top-tier talent.

At Interseguro, analytics strengthened its strategic role as enablers of business decisions, supporting product development and enhancing customer experience. Efforts focused on optimizing decisions throughout the customer lifecycle, improving better identification of potential customers and enabling greater personalization of offers. The development of analytical capabilities in risk analysis also contributed to the improvement in the performance of strategic products, especially in SOAT and digital individual life insurance. Furthermore, analytics helped reinforce fraud detection, optimized customer communications, and strengthened collaboration within the IFS and Intercorp ecosystem.

Inteligo remains committed to analytical excellence as a strategic pillar for deepening its understanding of its clients and enhancing the rigor of its decision-making processes. Inteligo’s Data Office has strengthened foundational elements of the institution’s data environment, including the establishment of standardized data governance practices, enhanced lineage and traceability controls, and the consolidation of high-quality information assets into cataloged and monitored repositories.

These measures ensure that the insights used for advisory services, risk management, and strategic planning are derived from consistent, governed, and auditable data sources. Building on this foundation, Inteligo is focused on expanding its portfolio of analytical models and data-driven products, incorporating behavioral analysis, segmentation frameworks, and machine-learning-based predictors to develop a more granular and forward-looking view of customer needs, financial patterns, and interaction behaviors. These analytical capabilities are deployed with strong oversight to safeguard data privacy and confidentiality, respecting both regulatory mandates and ethical expectations regarding responsible data use.

Through an integrated approach, combining disciplined data governance, advanced analytics, and robust ethical safeguards, Inteligo seeks to further understand its customers with depth and precision, ultimately strengthening advisory effectiveness, improving customer experience, and supporting long-term institutional integrity.

We are confident that our focus on analytical excellence allows us to better serve Peruvians and accelerate value-creation.

Attracting and retaining skilled workers with a unique values-based culture, focused on the employee development.

At Interbank, our organizational culture is built on six core values: integrity, sense of humor, passion for service, collaboration, innovation, and courage. These values foster a work environment that inspires, differentiates us, and strengthens employees’ sense of pride. Coupled with a culture that recognizes performance, this has positioned Interbank among the best companies in Peru and Latin America, as recognized by the Great Place to Work Institute, including in categories such as Women, Diversity, and Inclusion. Additionally, we continue to be one of the best companies to attract and retain talent in Peru, according to Merco.

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

Each year, we offer more than 50 training programs, delivering approximately 1,500 courses, which have been accessed and completed a total of 37,000 times. As of December 31, 2025, we have successfully trained 100% of our employees in regulatory courses and over 90% in strategic learning programs designed to empower their skills and capabilities, dedicating a total of 119,246 hours to their learning. On average, each employee dedicates 16 hours per year to training, reinforcing their knowledge and preparing them for future challenges.

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

At Interseguro, talent is also a pillar in their strategy. The company manages the work environment through five fundamental dimensions: pride, camaraderie, fairness, credibility, and respect, aiming to provide employees with an excellent work and personal experience which allowed the company to achieve a 91% trust rating in their latest workplace climate survey using the Great Place to Work (GPTW) methodology.

On the development front, we continue to strengthen our leadership programs, launching new initiatives such as the renewed School of Leaders, the Intech Training Program, and Mujeres InPulso. Likewise, to ensure high-impact experience for new hires, the company redesigned its induction and onboarding programs, striving to provide the best possible experience for new employees. On the technology front, we continue to strengthen the TEC community through the acquisition and allocation of e-learning licenses that promote self-directed learning. In data, Interseguro launched the first edition of the Data Champions+ Program, aimed at developing analytical skills and transforming key employees into strategic partners for data-driven decision-making.

In 2025, Inteligo deployed “Cultura Conecta” as the cultural framework that unifies all its subsidiaries under a shared identity, focused on fostering trust, excellence, and long‑term relationships with clients and employees. This culture is grounded in six corporate values that guide Inteligo’s behavior and decision‑making: excellence, customer focus, integrity, teamwork, trust, and flexibility.

Throughout the year, Inteligo developed key initiatives in cultural alignment, leadership, and well-being, incorporating workshops, experiential sessions, a network of cultural ambassadors, recognition programs, and continuous feedback mechanisms. These efforts reinforced internal cohesion, cross‑functional collaboration, and the consistent embodiment of Inteligo’s values.

This cultural strengthening was also reflected in a sustained improvement in organizational climate indicators: 93% overall satisfaction in the GPTW 2025 survey—one of the highest scores in Inteligo’s recent history—and 95% participation, demonstrating high employee engagement.

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

To achieve these goals, we continue working on three main pillars:

•
growing profitably by focusing on key segments and businesses;
•
centering the client by learning to understand and anticipate their needs; and
•
delivering simple, frictionless experiences, enabled by a world-class digital banking experience and top talent empowered with GenAI.

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

Interbank is a bank with a strong retail market share and key focus on consumer finance. It is continuously improving its value proposition for different customer segments including improvements to products such as accounts, payments and financing. Interbank has developed several digital features and products to serve different customer needs, such as: the Interbank Benefit loyalty program, payment and merchant financing solutions, and the digital savings account Piggybank. By working together with LaBentana, its innovation lab, at Interbank, we strive to ensure Peruvians’ access to customer-oriented products that drive value and innovation. Additionally, Interbank has a goal to grow its retail deposits at a faster rate than that of the Peruvian banking system while optimizing its physical distribution channels, which has contributed to a decrease in the number of its financial stores. Moreover, Interbank’s expertise and digital strategy in retail banking has allowed it to identify and address key customer demands, while increasing profitability, growing its customer base, driving cross-selling and boosting operating leverage. In October 2025, Interbank introduced its new WhatsApp payment feature, the first conversational assistant launched by a bank in Peru using AI, enabling users to make transfers and payments easily, quickly, and securely, directly through WhatsApp. As of December 31, 2025, this feature had reached 775 thousand transactions.

Within commercial banking, Interbank’s priority is to be the preferred bank for Peruvian businesses with a strong focus on profitability. In this context, Interbank’s value proposition for commercial clients is based on (i) agile processes which enable a larger number of transactions by its corporate clients, (ii) improving credit agility for its mid-sized corporate clients, and (iii) focusing on proximity and convenience for SMEs. Interbank seeks to create value for its customers by becoming their transactional bank, connecting and collaborating with their suppliers, customers, employees and communities, co-creating products and services within their ecosystems. We believe that leveraging synergies with Izipay is key to increasing transactional volumes and building primary banking relationships. At Interbank, we aim to provide the best self-service and automated credit experience for commercial clients by offering them with a 100% digital journey focused on cash management solutions such as Cuenta Negocios, supply chain financing, merchant financing, sustainable loans, and easy and transparent ways of managing payments, such as Cuenta Sueldo and through our affiliate Izipay.

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

We strive to provide solutions to address the payment needs of people and companies by creating a payment ecosystem that seeks to build a strong bond with our customers, focusing on three pillars: (i) enhancing everyday features to capture value from the issuance and use of payment instruments, (ii) strengthening the value proposition through integration with Izipay, and (iii) optimizing payment channels and driving e-commerce expansion.

Moreover, our payments ecosystem benefits from having strong solutions on both sides of the market. On the retail customer side, Izipay has a strong market share, as well as knowledge of the traditional and digital card payments. On the merchant side, Izipay strengthens our value proposition for micro merchants through IzipayYa. It also complements Interbank’s financing solution, while our shared wallet Plin allows us to interact with customers from other banks and serves as a bridge between retail customers and small merchants. This ecosystem also allows us to scale up our other initiatives such as our e-commerce solutions, our marketplace Shopstar and the Buy Now, Pay Later solution Divídelo.

In our insurance segment, Interseguro is strategically focused on life and annuities insurance, which has had a fast growth in recent years (an increase of 16.0% in the last 5 years). During the year ended December 31, 2025, the premiums earned from life and annuities insurance customers represented 94.1% of Interseguro’s total premiums collected, compared to the average of 58.3% of life and annuities insurance premiums collected over total premiums collected in the industry in 2025, according to data from SBS. Currently, Interseguro offers a comprehensive range of solutions including regulated annuities, individual life insurance, private annuities, retail insurance and bancassurance products, serving more than 3.2 million customers through in-person, remote and digital channels, in partnership with Intercorp Group companies and external strategic partners.

In our wealth management segment, Inteligo’s primary focus is to preserve and enhance the wealth created through people’s careers and lifetime. The approach is focused on its value proposition, offering digital onboarding and products and services by segment, with a 360-degree view of its customers. To acquire depth knowledge of the needs of its customers, Inteligo cultivates a culture of closeness with them, while also leveraging the wide array of financial products that can be offered through its subsidiaries, as well as through IFS's platform. In this context, we have been able to achieve good financial results through a low-intensity capital business model uniting cost efficiencies and diversified sources of revenues over the years, as we complement our products and services across all IFS's business segments.

We aim to become the preferred option for our individual and commercial customers and build financial well-being together and growth by understanding and anticipating their needs, as well as by offering financial solutions that can be deployed at every contact point with the clients in real time, including in-person and digitally, and in real time. We believe that maintaining a trustworthy and transparent relationship with our customers, together with the superior, simple, mobile, agile and personalized experience that we offer, brings us closer to this goal. Our highly recognized and trusted brands in each of our segments (Interbank in banking, Interseguro in insurance and Inteligo in wealth management) are a testament to our focus on this objective. Our subsidiaries are leaders in their respective industries and, by focusing on our strengths, values and solid relationships, we plan to continue evolving and growing.

Develop a powerful and profitable payments ecosystem

We strive to provide solutions to address the payment needs of people and companies by creating a payment ecosystem that seeks to build a strong bond with our customers, focusing on three pillars: (i) enhancing everyday features to capture value from the issuance and use of payment instruments, (ii) strengthening the value proposition through integration with Izipay, and (iii) optimizing payment channels and driving e-commerce expansion.

Moreover, we beçoeve our payments ecosystem benefits from having strong solutions on both sides of the market. On the retail customer side, our affiliate Izipay has a strong market share, as well as knowledge of the traditional and digital card payments. On the merchant side, Izipay has strengthened our value proposition for micro-merchants through IzipayYa. It also complements our financing solution, while our shared directory Plin allows us to interact with customers from other banks and serves as a bridge between retail customers and micro-merchants. We believe this ecosystem also allows us to scale up our other initiatives such as our e-commerce solutions, our marketplace Shopstar and the Buy Now, Pay Later solution Divídelo. In May 2023, launched IzipayYa, targeting micro-merchants with interoperable QR codes and same-day cash availability, aiming to be their preferred payment solution.

In May 2023, we launched IzipayYa, targeting micro-merchants with interoperable QR codes and same-day cash availability, aiming to be their preferred payment solution. As of December 31, 2025, the number of merchants using IzipayYa reached more than 1.3 million compared to approximately 747,000 merchants that used our Tunki solution as of December 31, 2023.

In January 2020, Interbank, in collaboration with BBVA and Scotiabank, launched Plin, a person to person (“P2P”) and QR code payment solution which interacts with multiple financial institutions and serves as a bridge between the banked and the unbanked through cell phones, as services may be conveniently accessed through its app.These payments are offered around-the-clock and are commission-free to all enrolled customers. Interbank is currently one of nine financial institutions that are Plin’s partners. The integration between Plin and Yape, a digital wallet available in Peru, initiated in April 2023 and has increased digital payments and financial inclusion while reducing cash dependency. This interoperability between banks and wallets is part of BCRP's efforts to promote digital financial inclusion of more Peruvians into the financial system. The number of monetary transactions sent through Plin, platform operated by Interbank, has increased to 75.4 million in the month of December of 2025 compared to 8.8 million in the month of April of 2023 (pre-interoperability). Thus, we are creating value and primary banking relationships through the positioning of Plin as (i) a single app (not a separate app) that allows our customers to manage all their payments and caters to multiple segments, (ii) a solution backed by Interbank to provide a more robust value proposition, and (iii) a simple option for our customers that offers a simple and quick experience to assist them with their daily payments.

Building on this foundation, we continue to see strong performance across our payments ecosystem with Plin and Izipay. As of December 31, 2025, Plin active users grew 10.9% year-over-year, while transactions rose 48% year-over-year. Izipay also maintained solid expansion, with flows from small businesses rising 49% year-over-year. The adoption of these platforms by merchants is reflected in a 26% increase in small business deposits year-over-year, highlighting how ecosystem growth is translating into greater engagement from commercial clients. Synergies between Izipay and Interbank improved versus last year, reinforcing our integrated payments strategy. As a result, cash flows directed to Interbank accounts through Izipay grew 8.9%, accompanied by a 35.0% increase in the float. Additionally, Interbank strengthened its leadership in the acquiring market, reaching a 39.0% share of transactions processed through Izipay.

We aim to strengthen our payment ecosystem in partnership with Izipay, enabling us to grow through differentiated strategies across key fronts. In relation to cash-in (deposits), we focus on offering sophisticated and efficient solutions that enhance the payment ecosystem. In relation to cash-out (withdrawals), we seek to become the preferred payment partner for businesses by ensuring a comprehensive and integrated ecosystem. In relation to sales financing, our efforts are centered on achieving sustainable and profitable growth. For small businesses, since its introduction in August 2018, our Cuenta Negocios, an account that can be opened 100% digitally, has grown to approximately 220,000 accounts as of December 31, 2025.

We have also been working on our merchant financing solution with fast disbursements enabling small merchants to access the working capital loans they need to grow their businesses efficiently. Our value proposition is to deliver a best-in-class collections service that builds strong customer relationships through loyalty rewards and efficient management tools.

Divídelo is the name of our Buy Now, Pay Later solution which is already connected to over 185 e-commerce businesses in Peru and growing.

Shopstar is an online marketplace aiming to become the preferred e-commerce option for our customers and a sandbox to evaluate some of our initiatives such as Divídelo. It was created from the insight that many of our customers were not comfortable buying on e-commerce but would be willing to try it in a platform that was supported by Interbank. As of December 31, 2025, Shopstar had approximately 107,000 users.

We are continuously searching for alliances and opportunities in the digital market as well as in the payment ecosystem.

Create the best digital experience based on operational excellence

We want to deliver a seamless and superior experience to our customers, while becoming more relevant to them. We believe that acting on these goals can allow us to more effectively serve our customers, enabling them to get what they want, when they want it, and how they want it. We believe that the key to ensure that our customers have the best experience when interacting with us is to create unique experiences throughout their customer journey, including new client acquisition, on-boarding, customer development to earn loyalty, and during retention stages. We have been implementing various initiatives to improve the customer relationship cycle.

We seek to build entirely digital solutions for the customer journey and accelerate the growth of our customer base by creating innovative and distinctive tools that deliver financial solutions to people, small merchants and all types of business in an accessible and efficient way, throughout all our business segments.

At Interbank, we have built a seamless digital customer journey with teams dedicated to improve each step of the customer experience. We believe that a strong onboarding leads to higher engagement from customers while an increase in engagement can create a tangible higher NPS and lower churn. In digital, we are focusing our efforts on expanding the products and self-service interactions, continuing to foster the adoption of digital channels by our customers, adding new features in our digital platforms according to their needs, and ensuring that interactions with our customers are safe and secure. We also aim to deliver a personalized experience powered by automated decision models that anticipate our customers’ needs and enable consistent execution.

Within commercial banking, Interbank is working on a radical simplification of its products and processes together with digitalizing each point of contact with Interbank. Moreover, one of the most important points of contact for Interbank’s clients is the post sales division, where Interbank solves inquiries, claims and any operational issues that Interbank’s customers might have, through channels such as Interbank’s proprietary virtual chatbot, Commercial AVI.

Within retail banking, at Interbank, we have developed several high impact digital solutions based on customer preferences and needs. These solutions have been designed together with our innovation lab LaBentana based on deep understanding and research, as well as through certain co-creation with Interbank’s customers. Interbank has decided to make all its solutions available in the Interbank App, which we strongly believe to be Interbank’s most valuable channel going forward in Interbank’s relationship with its customers, considering the decrease of in-person interaction. In retail banking, Interbank has an NPS of 51 as of December 31, 2025. In commercial banking, Interbank has an NPS, excluding SMEs, of 83 as of December 31, 2025.

Through its physical channels, Interbank continues to focus on providing superior customer experience and are improving productivity and efficiency through digital processes, tools and more advanced analytics. Additionally, Interbank continues to invest in educating its customers to encourage the use of digital and other channels. Deposits, withdrawals, bills and credit cards payments are being redirected to other more convenient and cost-efficient channels.

Interbank expects to continue advancing the digital transformation of its core businesses to strengthen digitalization, security and agility. Interbank’s goal is to be more efficient while utilizing fewer resources in its customer interaction.

Izipay’s approach is based on delivering the best value proposition by placing the customer at the center of all our decisions. We seek to drive the growth and expansion of the businesses we serve, both in-store and e-commerce, through a payment experience that is designed to optimize usability, conversion, and security in every transaction. We have actively worked to strengthen the digital payment experience through the development of our own payment gateway and payment links, designed with multiple capabilities and differentiated by offering the broadest range of payment methods in the market. These include cards, QR codes, Apple Pay, Click to Pay, Yape QR codes, and IBK Push Payments, enabling an inclusive, flexible experience aligned with consumer preferences. Izipay works with a customer-centric approach, developing a portfolio of digital solutions that addresses our clients’ key pain points and needs, reduces friction in payment processes, and promotes sustainable adoption of our technologies.

Interseguro continued to focus on enhancing the digital experience for their clients and expanded sales from digital channels. As of December 31, 2025, the company had surpassed 540,000 active customers across digital channels, a 5% increase year-over-year, and digital premiums had grown 25%. Also, the development of internal capabilities has allowed Interseguro to increase digital self-service to 71% in 2025, from 69% the previous year. To achieve this, we accelerated key processes for our clients, such as automatic policy issuance and recurring collections for individual life insurance, and payment of simple claims in 24 hours. Furthermore, our Net Promoter Score (NPS) reached 60 points, a 10 point increase year-over-year, driven by the optimization of our WhatsApp channel, the strengthening of our relationship model, and the improvement of our service levels. Thanks to our customer-centric approach, in 2025 we were recognized as the insurance company in Peru that provides the best customer experience, according to the CXI Index ranking conducted by Activa Research in collaboration with CES UAI at Adolfo Ibáñez University.

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

As part of our digital product offering, we have developed a suite of innovative tools to enhance the client experience. Notable examples of these products include: (i) Erni App, a digital solution specifically designed to address client needs within our mutual fund business, which seeks to provide an accessible and user-friendly platform for managing investments. As of December 31, 2025, 34% of our customer base was registered in Erni and more than 30% were monthly active users. And (ii) Octopus, our proprietary digital distribution platform, which enables us to deliver automated, data-driven insights across multiple channels, enhancing our clients' investment decision-making process and overall user experience. In 2025, we delivered approximately 10,962 insights to Inteligo Bank’s clients.

We remain focused on our digital transformation to enhance efficiency through the automation of internal processes and the use of technology. Our goal is to be more efficient while utilizing fewer resources in our customer interaction.

Developing resilient, secure and scalable technology

To achieve all of the above, we believe that building a scalable, flexible, trustworthy, stable and secure technological platform is essential. We believe that we have deployed the key initial investments necessary to scale our platform and are committed to continue to improve it by increasing our levels of investment in technology.

Interbank’s IT strategy is focused on working in collaboration with open technological platforms to transform our operations supporting the digital approach. Its focus is based on five main areas of work: (i) resilience, (ii) world class end to end security, (iii) GenAI, (iv) modern architecture and (v) modular IT architecture and lightweight banking mobile applications. Our modular and lightweight digital banking solutions display our evolution in digital banking which accelerates time to market and accessibility. What we refer to ‘resilience’ is the capacity of IT systems to anticipate, absorb, adapt and recover from disruptions, failures or adverse events ensuring continuity of service to customers and critical business operations. With respect to GenAI, our focus is to accelerate its implementation across the organization implementing high value use cases transforming the experience of the customer and the way we do things. Interbank’s ‘world-class end to end security’ goal is to have the adequate equipment, processes and tools that allow us to operate in a safe environment with a comprehensive security approach. Interbank’s “modern architecture” refers to the upgrading of the main applications towards cloud native versions and the evolution of the cloud operation governance model, as well as laying the foundation to safely scale GenAI at Interbank.

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

Additionally, during the years 2023, 2024 and 2025, Interbank and our other subsidiaries have bolstered our investments in cybersecurity as we believe security is essential for our platform to continue to enable our digital transformation. General-purpose technologies have also been implemented to our operations to mitigate cybersecurity risks and these controls are evolving and being aligned with industry trends.

At Interseguro, IT continued to play a strategic role in driving the company's digital transformation throughout 2025, solidifying its position as a key enabler of business growth, innovation, and operational excellence. Throughout the year, we focused our efforts on strengthening the alignment between technology and business priorities, promoting a culture of agility and responsible data use. In line with our vision of delivering simple, secure, and reliable experiences to our customers, 2025 was marked by the reorganization of our capabilities, the integration of artificial intelligence into our software development processes, and the deepening of a data-driven culture focused on talent development.

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

In this context, at Interbank, we focus on three strategic areas: (i) advanced analytics to better understand Peruvians and businesses, (ii) best-in-class models to predict behavior and reduce risk, and (iii) personalized solutions delivered at the right moment to drive primary banking relationships.

First, Interbank aims to anticipate customer needs through timely and personalized solutions, while modernizing our data infrastructure to scale our analytical capabilities.

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

Finally, Interbank intends to continue to modernize its campaigns with greater efficiency, agility, and an improved online experience. We are focused on reducing time-to-market and increasing the number of personalized offers. In this way, we seek to connect with our customers more effectively, achieve higher engagement at a more efficient cost, and further strengthen our primary banking relationships.

Interbank is working on the development of its infrastructure, advanced marketing analytics, and risk profiling and pricing models, as well as on improving its CRM capabilities, including contextual marketing. With the support of its team of data scientists, Interbank centrally designs and distributes most of its sales campaigns, has substantially improved its campaign effectiveness and is currently employing real-time decision making on certain campaigns.This combination of investments has helped make the bank more dynamic and able to approach customers in real time, by offering easy-to-understand information and agile and transparent processes that generate trust in us.

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

At Interseguro, one of the year's key milestones was the creation and implementation of an AI-powered software development framework, designed as a strategic enabler to strengthen productivity, quality, and security in our technology processes. This framework establishes corporate guidelines for the use of AI tools, as well as development, architecture, security, and documentation standards, integrated across the software lifecycle. It also promotes systematic validation, review, and quality assurance practices, contributing to a more agile, consistent, and reliable delivery of technology solutions. Thanks to this initiative, we have achieved sustained improvement in operational efficiency and the experience of internal and external users, aligning our technological capabilities with the strategic objectives of the business.

Inteligo is advancing a multiyear transformation to become an AI-driven organization, grounded in a governance-first approach that ensures responsible adoption of artificial intelligence across all business units.

Through the leadership of its Data Office, Inteligo has formalized enterprise standards for data quality, model development, and algorithmic oversight, setting a consistent baseline for the safe integration of AI into advisory, operational, and analytical processes. These standards include structured model validation protocols, detailed documentation of data sources and model assumptions, and the implementation of continuous monitoring mechanisms to identify operational risks such as model drift, bias, or data degradation.

Simultaneously, Inteligo is focusing on strengthening its capabilities to ensure business teams correctly understand and use AI tools. The company prioritizes explainability, transparency, and adherence to client protection principles in this effort. Initiatives underway include the development of AI supported analytical products, the deployment of controlled pilot environments that allow for iterative learning, and the establishment of cross functional teams to ensure that AI use cases align with the institution’s risk appetite and regulatory obligations.

Collectively, these efforts position Inteligo to harness AI in a manner that enhances decision-making quality, strengthens operational resilience, and supports sustainable business growth, while maintaining strict adherence to supervisory expectations and ethical standards governing the use of advanced analytics.

Inteligo has implemented AI solutions to improve advisory services, operations, and customer insights. Initiatives include an AI relationship manager assistant for investment insights, models for behavioral segmentation, churn prediction, and prospecting, and tools to analyze client–advisor conversations for meeting preparation and follow-up.

During 2024 and 2025, IFS focused on testing use cases and raising awareness about artificial intelligence in the organization. In 2024, we developed several pilot initiatives, with the vast majority centered on enhancing customer experience, alongside efforts to optimize internal processes and drive revenue growth. Additionally, in 2025, we continued to lay the foundations for cultivating a culture that enables the effective adoption of GenAI, positioning us to scale the technology for specific use cases and with a well-defined governance and operating model. As of December 31, 2025, we have nine GenAI use cases under development, all of which are focused on enhancing customer experience and driving internal efficiency.

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

At Interbank, teams are dedicated to nurturing a culture based on six core values, which we believe is one of the most important drivers to lead high-quality teams who develop in a safe environment. Moreover, it allows the teams to cultivate an innovative culture, and as a result, the creation and improvement of our products and services. We also believe that diversity makes us stronger and enhances our innovation. For this purpose, Interbank has introduced a series of initiatives such as Expo Analytics, #LaFerIa, LaBentanaTalks, GenAIton, as well as Innovation Day at Intercorp Peru level. In addition, training programs including the Agile Academy, Tribk, and the Commercial Trainee program have also been created, as well as summer and global internships.

Our overarching goal is to attract and retain the best talent worldwide, as talent is considered our main pillar. At Interbank, we strive to have the best value proposition for our employees, which consists of offering them opportunities to learn, to challenge themselves constantly, to be rewarded, and to have access to employment advancement opportunities within our corporate group. This value proposition is complemented by our work culture based on values. Everything we do is aligned with our six values: integrity, sense of humor, passion for service, collaboration, innovation, and courage. Additionally, at Interbank, we offer employees a flexible remote work framework, which we have named Interbank Eres. We believe Interbank’s flexible remote work framework is a competitive advantage in the context of digital financial services and allows our employees to achieve our goals and stay connected, regardless of their physical locations. The Interbank Eres framework has allowed Interbank to attract regional talent in key positions and has proven to be advantageous as we work to achieve our strategy.

Interbank continues building on the pillars of our corporate culture: leadership, horizontality and growth. They help us promote an environment of transparency, openness, and personal and professional development, especially in such areas as data, digital and soft skills. Additionally, Interbank searches for a balance between organizational agility and culture to generate more value in business and engagement in our teams.

Interbank is also focused on developing new capabilities in response to its digital transformation goals, by refreshing and upgrading the skills and abilities of its workforce, through programs such as Level Up. This program allows Interbank to train its talent in new and different skills so they can be ready to have new and transformational roles in the company.

At Interseguro, a reorganization of the business's squads took place, with the goal of strengthening the relationship between IT teams and user areas, improving the prioritization of strategic initiatives, and accelerating value delivery. This new operating model enabled greater team autonomy, more timely decision-making, and more efficient execution of the company's key projects. This organizational evolution was built upon the principles of the agile framework adopted in previous years, consolidating a culture of ongoing improvement, multidisciplinary collaboration, and a focus on measurable business results.

Inteligo’s attraction process is defined by transparency, closeness, and active support from the very first contact, ensuring a candidate experience grounded in trust, an essential attribute for the business and clients. Refined and calibrated selection practices, onboarding at both the organizational and role-specific levels, and structured follow up during the first weeks enable us to build strong long-term relationships and reinforce employee value proposition from day one. This approach also ensures that each new team member receives the inputs necessary to accelerate productivity and contribute effectively early on.

In terms of development, Inteligo has consolidated a comprehensive offering aligned with the current and future needs of the business, including specialized technical programs for the financial sector, internal academies, digital and analytical upskilling sprints, and training in critical tools. These initiatives strengthen internal employability, drive mobility, with nearly 18% of employees achieving lateral or vertical growth during 2025, and helps prepare teams to excel in an increasingly regulated, competitive, and fast evolving environment.

Talent management is a strategic pillar that supports the cultural, digital, and human transformation of the business. Through consolidated models for performance evaluation, potential identification, and talent calibration, Inteligo seeks to ensure the continuity of critical capabilities while fostering a merit-based culture that drives sustainable results.

Interbank, Interseguro, Inteligo and Izipay continue their efforts to attract, develop and retain highly qualified personnel and to maintain a performance-based culture that emphasizes teamwork to keep a motivated workforce that delivers high-quality service and strong results.

Our Approach to Sustainability

Sustainability is a fundamental pillar of how we conduct our business. We recognize it as an enabler of long-term value creation and a key differentiator in the way we serve our stakeholders. Our approach is anchored in our purpose — “Building financial well-being together” — and guides the way we integrate environmental, social, and governance considerations into our business model.

As a financial institution, we recognize the vital role we play in driving the transition toward a more sustainable and inclusive economy. This responsibility includes managing the environmental and social impacts of our operations, promoting responsible finance and investment across our value chain, and supporting our customers as they advance toward low-carbon and climate-resilient pathways. With a long-term perspective, we aim to strengthen a business model grounded in responsible practices that contribute to the sustainable development of the markets where we operate.

Our sustainability vision and principles are embedded in our day-to-day operations through corporate-level policies and standards, robust governance structures, ongoing management of ESG-related risks and opportunities, and innovation processes that expand our portfolio of sustainable financial solutions to serve individuals, entrepreneurs, and large corporations. Our strategy reflects major global challenges, emerging trends, and our business priorities, ensuring that sustainability remains central to how we create long-term value.

We have strengthened our efforts to build a strong sustainability culture across our subsidiaries, with a particular focus on climate risks and opportunities, financial inclusion and education, and equity. We are committed to enhancing skills and knowledge throughout the organization, fostering a shared understanding of the sustainability challenges and opportunities that shape our business. This focus on capacity building empowers our employees and leaders to act as change agents who actively contribute to our sustainability agenda and help embed responsible practices across our operations.

Our responsible business model

At IFS, our responsible business model is ingrained into our purpose of building financial well-being together. We recognize that delivering long-term value to our clients and stakeholders requires a business model that incorporates environmental, social, and governance (ESG) considerations as part of core decision-making and corporate governance.

•
Sustainable Business Growth: We foster new business opportunities with a sustainability focus, integrating environmental, social and governance criteria into product development and decision-making to create value for our clients and stakeholders.
•
Climate Action: We are actively addressing climate risks and opportunities by embedding climate considerations into our operations and supporting climate-related transitions, both internally and through the financial solutions we offer.
•
Promote Change Markets: We foster a sustainability-oriented mindset across the organization, strengthening capabilities through capacity building so employees and business leaders can incorporate sustainability into their daily decisions and guidance.
•
Trust and Reputation: We reinforce ethical practices, transparency, and stakeholder engagement to build long-term trust and uphold our commitment to responsible business conduct.

To effectively deploy this strategy, we have established a robust ESG governance structure that oversees and ensures its implementation across our subsidiaries. Our Sustainability Policy, approved by the Board of Directors in 2024, sets out core principles—ethics and integrity, human rights, inclusion and development, service and innovation, environmental and climate commitment, and stakeholder engagement—which frame our actions and responsibilities.

At IFS, each subsidiary is responsible for identifying sustainability-related opportunities and risks. Even though our sustainability strategy is embedded in each subsidiary’s daily operations, each of them operates independently while in coordination with the general guidelines issued by our Chief Sustainability Officer and Board of Directors

Pursuant to IFS's Sustainability Policy, the Board of Directors supervises the application and implementation of such policy within each subsidiary. For such purposes, the following governance measures were put into place:

•
IFS Board of Director: Defines the strategic vision and ensures effective oversight of sustainability matters, aligning them with long-term corporate goals and stakeholder expectations.
•
Chief Sustainability Officer (CSO): Leads implementation of the sustainability strategy and ensures alignment of all subsidiaries’ policies with Board-approved guidelines. The CSO reports on ESG progress at least annually to the Board and informs shareholders during the annual meeting.
•
Sustainability Leaders at each subsidiary: Manage and implement their respective sustainability policies with ongoing support from the CSO and senior management from our subsidiaries.
•
Executive Sustainability Committee: Comprised of subsidiary CEOs and chaired by the IFS CEO, this committee defines strategic priorities, allocates resources, and oversees execution. It meets as convened by the IFS CEO, at least twice a year.

Our 2025 sustainability journey

Environmental Dimension

We aim to identify both the direct and indirect impacts of our activities and proactively work to prevent, mitigate, and correct any adverse effects. Our main initiatives during 2025 focused on:

•
Strengthening our Sustainable Finance strategy: We kept building towards a strong sustainable finance strategy that focuses on our commercial clients' climate transition, by offering new financial instruments. As of December 31, 2025, our sustainable finance portfolio totals U.S.$541 million, which includes green loans and sustainability linked loans, of which more than 45% represents sustainable agriculture activities and projects.
•
Reducing our carbon footprint: We are committed to reducing our carbon emissions and have set Science-Based Targets (SBTi) for 2030, aiming for an 84% reduction in Scope 1 and 2 emissions within our banking operations. Additionally, we are implementing initiatives to enhance energy efficiency, conserve water, and improve waste management to support our decarbonization goals. In 2025, 33 of our financial stores achieved certification under the IREC standard.
•
First financed emission calculation: We conducted, for the first time, the measurement of financed emissions within Interbank’s commercial portfolio, following the Partnership for Carbon Accounting Financials (PCAF) Standard. This assessment focused on the agriculture, fishing, and energy sectors, which together account for approximately 18% of the portfolio as of December 31, 2025.

Social

We aim to promote financial literacy and inclusion, accelerate upskilling and reskilling in AI and analytics across teams to drive innovation and meet our clients’ needs, and foster a workplace rooted in diversity, equity, and inclusion. Our main initiatives during 2025 focused on:

•
Advancing Financial Literacy and Inclusion: We promoted financial education for employees, clients, and non-clients through initiatives such as INpulso Financiero, a project designed to foster a culture of financial education in schools, impacting teachers, students, and parents at Innova Schools. We also launched initiatives like Investment Academy in Inteligo and a financial education fair for employees and their families at Interseguro. In addition, we expanded access to financial services through products such as IzipayYa, a free digital wallet that helps more than 1.2 million microentrepreneurs grow their businesses, and Vida Cash, an accessible life insurance product designed for the informal sector, requiring no paperwork or prior financial knowledge.
•
Accelerating AI and Analytics Capabilities: We focused on upskilling and reskilling our teams, leveraging the potential of GenAI to transform financial services. Additionally, we continued working through Interbank’s Analytics Center of Excellence (ACoE) to develop tools that help us understand the financial behavior of Peruvians, driving both financial inclusion and sustainable growth.

•
Fostering Diversity, Equity, and Inclusion: We prioritized building a diverse and inclusive workplace, promoting gender equality and implementing programs such as Mujeres que INpulsan, GoWomen, Inspira, and Sin Fronteras to empower employees from diverse backgrounds. Every year, we conduct sociodemographic assessments to inform and strengthen our DEI strategies.

Governance

Our corporate governance dimension, guided by ESG principles and policies, enables our responsible business strategy. Our main initiatives during 2025 focused on:

•
Strong Corporate Governance : We strengthened our governance framework by publishing an extract of the IFS Information Security and Cybersecurity Policy, reinforcing our commitment to data protection, confidentiality, and operational resilience.
•
Transparency and Accountability: We remained committed to transparency practices by publishing the sustainability reports of IFS and its subsidiaries, aligned with GRI and SASB standards.

Our commitment to sustainability contributed to a strong performance in S&P Global’s 2025 Corporate Sustainability Assessment (CSA), where we achieved a score of 78, representing a 9-point increase compared to our 2024 score of 69. As a result, IFS was included for the fourth consecutive year in the S&P Global Sustainability Yearbook 2026, being the only Peruvian financial institution recognized within the Banks sector ranking.

Banking Segment

Overview

Interbank provides retail and commercial banking services to more than 5.6 million total customers as of December 31, 2025, which includes more than 5.4 million retail customers and approximately 146 thousand commercial clients. It is the third largest bank in Peru in terms of total assets, deposits, and total loans, with market shares of 13.4%, 13.4% and 13.6%, respectively, as of December 31, 2025 according to the SBS. Interbank is focused on the generally fast-growing and highly profitable retail banking businesses, such as credit card financing, payroll deduction loans to public employees and mortgages, as well as on increasing our commercial banking business, focused on Peruvian corporates and medium-size companies, where Interbank’s market share has decreased to 10.8% as of December 31, 2025, compared to 10.9% as of the same date in 2024.

Given this focus, 52.9% of Interbank’s gross loans as of December 31, 2025 correspond to retail banking, compared to 40.7% for the Peruvian banking system, according to the SBS. Interbank is the third largest provider of consumer loans, the leading player among private banks in payroll deduction loans to public sector employees and the third largest bank in retail deposits in Peru. As part of its strategy, Interbank has one of the most convenient and extensive retail banking distribution networks in Peru which is currently present in 23 of Peru’s 25 regions. Interbank has one of the most convenient and extensive ATM network nationwide and one of the largest out of branch ATM networks in Peru.

The commercial banking line of business represents 47.1% of Interbank’s gross loans as of December 31, 2025. Interbank focuses on high margin and fee generating products such as leasing, structured finance, cash management, trade finance and factoring in its commercial lending business. These products and services are attractive not only for the financial margins they offer, but also for the fee income they generate. In addition, these products and services enhance customer loyalty and provide significant cross-selling opportunities.

For the years ended December 31, 2025, 2024 and 2023, Interbank’s net results were a net profit of S/1,475.0 million (U.S.$438.6 million), S/1,007.4 (U.S.$267.6 million) and S/856.1 million (U.S.$228.7 million), respectively. As of December 31, 2025, 2024 and 2023, Interbank had shareholders’ equity of S/10,257.6 million (U.S.$3,050.1 million), S/8,872.9 million (U.S.$2,357.3 million), and S/8,056.7 million (U.S.$2,172.2 million), respectively. Interbank’s ROE and ROA for the year ended December 31, 2025 were 15.6% and 2.0%, respectively. Interbank’s ROE for the years ended December 31, 2024 and 2023 was 12.2% and 11.2%, respectively, and ROA for the years ended December 31, 2024 and 2023 was 1.4% and 1.3%, respectively.

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

As of December 31, 2025, retail loans represented 52.9% of Interbank’s total loan portfolio outstanding as compared to 40.7% for the Peruvian banking system under SBS GAAP. Furthermore, Interbank’s strategy also seeks to continue capturing low-cost funding through a stable and diversified deposit base. The following charts show Interbank’s and the Peruvian banking system’s retail gross loans breakdown according to the SBS as of December 31, 2025.

Source: SBS.

Retail Loans

Retail loans consist of consumer and mortgage loans. Interbank classifies its consumer loans into three categories: (1) credit cards, (2) payroll deduction and (3) personal loans.

Consumer Loans

(1) Credit cards. Interbank offers its retail customers two primary credit cards options: VISA and American Express. The bank holds an exclusivity agreement with American Express for its Centurion line in Peru. Additionally, Interbank provides a diverse portfolio of credit cards with tailored value propositions designed to meet the needs of different customer segments. This comprehensive strategy has strengthened our market position, achieving a market share of 18.7% as of December 31, 2025.

Interbank launched its Benefits Hub in August 2024, providing customers with seamless access to our full value proposition through the Interbank App. As of December 31, 2025, this innovation recorded 868,000 unique active customers daily with each generating an average of 3.2 views. Another milestone in 2025 was reached when Interbank increased its market share for issued credit cards in Hiraoka, one of Peru’s leading electronics and technology retailers, reaching 27.6% (an increase of 151 bps vs. January 2025).

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

In March 2025, the SBS issued Resolution No. 0890-2025, which established the obligation of financial institutions to offer customers at least one product alternative that is not conditioned on the purchase of debt relief insurance, except in the case of mortgage loans.

(2)
Payroll deduction loans. Payroll deduction loans to public sector employees such as police officers, teachers and army employees, Interbank ranks first among private banks in Peru in terms of payroll deduction loans to public sector employees, with a market share of 19.3% as of December 31, 2025 as compared to 21.2% as of December 31, 2024.

The risk of default under payroll deduction loans is low, particularly because the employer deducts the loan payments from the employee’s salary and makes payments directly to Interbank. These loans are customarily insured against the death and disability of the borrower. However, as per Resolution No. 0890-2025 issued on March 2025 by the SBS, Interbank must offer customers an option that is not conditioned to the purchase of such insurance, except for mortgage loans. When customers do decide to purchase insurance, although customers are free to purchase insurance policies from any provider, Interseguro is by far the most significant player insuring Interbank’s loans, accounting for the vast majority of policies currently outstanding.

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

Interbank’s mortgage loans outstanding grew at a CAGR of 8.0% between December 31, 2020 and December 31, 2025 compared to a CAGR of 6.7% for the Peruvian banking system in the same period. Between December 31, 2024 and December 31, 2025, Interbank’s growth in mortgage loans outstanding was 7.8%, compared to 6.7% for the Peruvian banking system over the same period. For 2024, Interbank’s growth in mortgage loans outstanding was 7.5% with respect to 2023, as compared to 5.1% for the Peruvian banking system over the same period. For 2025, Interbank’s mortgage loan balances amounted to S/11.4 billion, of which 95.8% were denominated in soles and the remaining 4.2% in U.S. dollars.

Interbank also provides residential construction loans to real estate developers. Although these loans are reported within the commercial banking portfolio, they are managed together with retail banking mortgages because of the synergies between the businesses. Financing real estate projects provides Interbank with an opportunity to market mortgage loans to home buyers.

In 2001, the Peruvian government launched the Nuevo Crédito Mivivienda program, a social initiative to promote the construction of low-income housing, of which Interbank is an active participant. In 2025, the Nuevo Crédito Mivivienda program disbursed 702 outstanding loans through Interbank, mainly to develop multi-family buildings. The Nuevo Crédito Mivivienda program provides direct funding to match each loan underwritten by banks, as well as credit risk coverage for up to two-thirds of any realized loss. Furthermore, the program subsidizes part of the down payment to the end customer to promote real estate acquisition in the country. In addition, by the end of 2023 the Peruvian government launched the Credit Risk Coverage Service (Cobertura de Riesgo Crediticio – CRC), which allows banks to offer own funding home loans with the possibility to maintain credit risk coverage of up to two-thirds of any realized loss.

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

Cuenta Simple is used by customers for their everyday banking needs and does not have a maintenance fee. Transactions are free of charge for up to a certain number of monthly transactions through physical channels This transactional account is of low cost for Interbank as most of the transactions are conducted through electronic channels. Customers are also able to receive incoming wire transfers in this account. This account type was used to make available the funds that were permitted to be withdrawn from the private pension funds as a result of the government’s relief measure to provide liquidity to individuals.

Savings accounts

Interbank offers savings accounts with a variety of interest rates, maintenance charges and options for alternative access channels, such as ATM cards, and free online and mobile access.

Cuenta Millonaria is Interbank’s flagship savings account, which may be denominated in soles or U.S. dollars. The Cuenta Millonaria account allows accountholders to participate in sweepstakes to win prizes such as apartments, cars, travels, among other prizes. Cuenta Millonaria also offers an interest rate and free unlimited transactions through electronic channels.

Cuenta Super Tasa offers special interest rates based on clients’ account balances and free unlimited transactions through electronic channels.

Alcancía Virtual is a digitally enabled feature of a transactional or payroll account in either soles or U.S. Dollars, which encourages Interbank’s customers to save. This virtual piggy bank allows customers to easily transfer or “swipe” in certain amounts from other accounts to their piggy bank, as well as to create up to three different categories in order to organize their savings. The funds allocated to the piggy bank are not subject to maintenance fees and benefit from higher rates than those applied to the associated transactional account. Amounts in customers’ piggy bank do not show as funds available for ATM withdrawals or for debit card purchases. As such, money deposited in piggy bank accounts improves Interbank’s funding base. Customers retain full flexibility to transfer any funds in their piggy bank account to their transactional accounts through mobile banking or online banking and can also personalize the piggy bank account according to their goals or saving purpose.

Investment accounts

Interbank offers time deposits, certificates of deposit (“CDs”) and CTS accounts denominated in soles, U.S. dollars, and euros (only for time deposits), to customers who may or may not have a checking or savings account with Interbank.

Interbank offers time deposits and CDs, with maturities ranging from 31 days to two years. Time deposits with maturities of 31 days or more may be opened with a minimum initial balance of S/2,000, U.S.$1,000, or EUR 1,000. Time deposits with maturities ranging from five years to 10 years are only offered in soles and can be opened with a minimum initial balance of S/50,000.

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

Commercial Banking

Interbank’s commercial banking is organized in three business units: (1) corporate; (2) medium-size businesses; and (3) small businesses.

As of December 31, 2025, Interbank was the fourth largest bank in terms of commercial loans outstanding, with a total commercial loan portfolio amounting to S/23.7 billion, representing a 10.8% market share, while its past-due loan ratio stood at 1.7%, the lowest among the largest four banks in Peru. Furthermore, our market share in mid-large companies' loans has decreased to 10.7% as of December 31, 2025 from 11.0% as of December 31, 2024.

The following charts show Interbank’s and the Peruvian banking system’s commercial gross loans breakdown according to the SBS as of December 31, 2025:

Source: SBS.

According to the SBS, in general terms, corporate loans are loans offered to companies with annual sales exceeding S/200.0 million; large loans are offered to companies with annual sales between S/20.0 million and S/200.0 million; medium loans are offered to companies with annual sales between S/5.0 million and S/20.0 million; small size loans are offered to companies with annual sales lower than S/5.0 million and commercial loans exceeding S/20.0 thousand.

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

Medium-size enterprises in Peru generally do not have access to financing through local or international capital markets or to term loans from foreign banks. Interbank expects to capitalize on the significant growth opportunities in this sector and to profit from the margins that it offers when considering the reasonable degree of risk involved. We believe that this sector can continue growing along with the Peruvian economy.

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

Cuenta Negocios. The only 100% digital current-account for businesses in the Peruvian market. This account can be opened by customers following a very simple process, with no physical documentation required. Cuenta Negocios is the principal client acquisition tool in Interbank’s commercial banking business. It also supports many other of Interbank’s products, such as factoring

Cash management. Interbank offers products and services that strengthen its relationship with clients, build loyalty and reduce costs by using electronic channels and by increasing fee income. Services managed by this unit include collection services (automated trade bill collection), automated payments (payroll and payments to suppliers) and digital banking and cash management. Interbank earns fees from cash management services by charging its clients a fixed fee and a variable fee based on the volume and frequency of the transactions.

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

Interbank intends to take advantage of the growing importance of China in Peru’s foreign trade activities by facilitating trade and investment between the two countries. In 2007, Interbank established a commercial representative office in China in order to provide financial services to Peruvian and Chinese companies wishing to trade in either market

Supply Chain Financing. Interbank’s electronic factoring products enable Interbank’s clients to pay in advance and at a discount to their suppliers. Interbank has a 100% digital-platform for the onboarding of new providers. New customers can also open a Cuenta Negocios during that same process.

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

Institutional Banking

Interbank’s institutional banking unit serves primarily non-profit public and private organizations, international entities, educational institutions, nongovernmental organizations and local financial institutions. As of December 31, 2025, the institutional banking unit had more than 780 clients, S/5.7 billion in current account deposits and S/6.8 billion in time deposits, accounting for 23.2% of Interbank’s total deposits.

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

Distribution Channels

Interbank has built and developed one of the best omni-channel platforms that combine physical and digital presence, serving over 5.5 million customers across Peru.

In terms of physical presence, Interbank has developed a highly convenient network. As of December 31, 2025, Interbank had 146 financial stores and operated 1,638 ATMs, representing one of the largest ATM network in Peru and the largest out-of-branch ATM network. Interbank also has the largest number of financial stores within retail locations in Peru. As of December 31, 2025, Interbank operated a total of 60 financial stores across Plaza Vea, Vivanda and shopping malls.

Moreover, with the intention of offering greater convenience as well as providing underserved customers with greater access to financial services, Interbank operates a network of 8,000 correspondent agents (including our external network of agents) as of December 31, 2025, known as Interbank Agente.

In terms of online channels, Interbank provides any customer or non-customer with the option to have a completely digital experience with the bank, from acquisition and onboarding to the use of its financial products. Its website has a strong commercial focus and manages the bank’s digital acquisition of new customers. Its online banking and mobile application give customers immediate access to their day-to-day transactions and after-sales services and use those interactions to capture cross-sell opportunities. Furthermore, Interbank has developed other channels that serve specific segments or customer needs. For example, a separate website that serves customers under the Interbank Benefit loyalty program. In addition, Interbank has integrated the Cuenta Sueldo application into the Interbank App, enabling payroll account customers to access their Cuenta Sueldo benefits directly from a single application, simplifying access and improving the overall digital experience.

The following table shows the number of monetary transactions of each distribution channel:

Number of transactions in December, in millions	2021	2022	2023	2024	2025	CAGR 2021-2025
Financial stores	1.2	1.0	0.9	0.8	0.7	(12.3%)
Off-branch	25.4	31.5	30.9	27.0	29.9	4.1%
ATMs	6.0	7.0	6.4	5.4	4.4	(7.6%)
Correspondent agents	4.0	3.6	2.9	2.2	1.7	(18.7%)
Mobile banking	15.3	20.8	21.5	19.2	23.7	11.5%
Other	0.1	0.1	0.1	0.2	0.1	(6.4%)
Total	26.6	32.5	31.8	27.8	30.6	3.5%

The following table shows the percentage of use of each distribution channel, reflecting a transition from the use of traditional channels (branches, ATMs and correspondent agents) to mobile banking:

In December, Percentage of total	2021	2022	2023	2024	2025
Financial stores	4.5%	3.1%	2.9%	2.9%	2.3%
Off-branch	95.5%	96.9%	97.1%	97.1%	97.7%
ATMs	22.6%	21.5%	20.3%	19.5%	14.3%
Correspondent agents	14.9%	11.1%	9.0%	8.0%	5.7%
Mobile banking	57.6%	63.9%	67.5%	69.1%	77.4%
Other	0.4%	0.3%	0.3%	0.6%	0.3%
Total general	100%	100%	100%	100%	100%

Financial Stores

As of December 31, 2025, Interbank had 146 financial stores in Peru. After peaking 290 financial stores in 2016, the number of financial stores decreased mainly due to the success in transferring basic transactions from the stores to more efficient channels, the use of online banking and mobile applications, and process improvements. However, Interbank maintains the fourth largest network of financial stores among Peruvian banks, covering 23 of Peru’s 25 regions as of December 31, 2025. A large number of the financial stores are located in convenient, high traffic areas, such as supermarkets and shopping malls, to maximize client coverage.

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

In July 2020, Interbank introduced a new store concept called “Xperience”. This concept primarily reinforces the role of digital education and enables customer to perform digital transaction in stores. “Xperience” was developed into two store models, “Express” and “Universal”. “Express” stores are located inside retailers and they are the first cashless bank stores in Peru, focused on digital education and new customer acquisition. “Universal” stores transformed traditional Interbank financial stores by creating a physical-digital area at the entrance, specifically dedicated to offer digital solutions to both customers and non-customers. These new stores provide new and existing customers an assisted onboarding process onto its digital channels.

The following chart illustrates Interbank’s financial stores evolution according to the SBS.

ATMs

Interbank’s strategy is to offer its customers increased convenience. As of December 31, 2025, Interbank had one of the largest ATM network in Peru with 1,638 ATMs located across the country. This allowed Interbank to place ATMs in higher convenience locations, invest in renewing and updating its equipment, and provide a better experience for their customers . The reduction of the network in 2019, responds to Interbank’s decision to discontinue the operation of 359 coin-dispensing ATMs, migrating those transactions to more efficient channels like regular ATMs or correspondent agents.

As of December 31, 2025, approximately 61% of our ATMs are located out-of-branch in high foot traffic areas like shopping malls, supermarket and airports. These 991 ATMs make up one of the largest out-of-branch networks in Peru, as reported by ASBANC. The ATM channel is one of the largest channels in Peru in terms of monetary transactions, with a 14% share and has advanced features, including cardless withdrawals, and the ability to receive cash deposits, bill and credit card payments in cash or via debit card, as well as disburse payroll advances, remittances collections and insurance sales. To offer this increased convenience in an efficient way, Interbank operates under the Global Net brand which is also a business line that provides ATM services to other financial institutions in Peru and acquires ATM transactions for all major global brands, including Visa, MasterCard, American Express, JCB, Union Pay, Diners and Discovery.

The following chart illustrates the evolution in number of Interbank’s ATMs according to ASBANC.

Correspondent Agents

This channel operates under the Interbank Agente brand and consists of providing traditional merchants, for example, warehouses, pharmacies, low-cost electronic terminals that allow customers to carry out basic cash transactions, such as withdrawals, deposits and utility bill payments. In order to accelerate and broaden geographic coverage, Interbank incorporated external correspondent agents, which currently represent 68% of the total correspondent agents, expanding its network from 5,672 as of December 31, 2022 to 8,000 as of December 31, 2025. We believe that Interbank’s focus on migrating low-value cash transactions from stores to more efficient channels contributed to have 1.7 million transactions in this channel.

The following chart illustrates the evolution of Interbank’s correspondent agents according to Interbank’s information.

Mobile Banking

In 2025, Interbank continued to strengthen its digital ecosystem with a strategic focus on centralizing its digital services within the Interbank App, with the objective of providing customers with a seamless, efficient and predominantly digital banking experience. This approach aims to reduce the need for physical interaction, allowing customers to manage their financial needs without visiting branches or contacting the call center, unless they choose to do so.

As part of its digital innovation strategy, Interbank launched Plin WhatsApp, a secure and efficient payment solution that enables customers to make Plin transactions directly through WhatsApp. Through this initiative, Interbank positioned itself as a pioneer in conversational banking in Peru, becoming the first financial institution in the country to introduce this functionality to the market. In parallel, and in line with its customer-centric vision, Interbank integrated the view and management of payroll deduction loans (Créditos por Convenio) for the public sector segment into the Interbank App and centralized customer investment services through the “My Investments” section, enabling a more integrated and accessible management of key financial products.

Additionally, Interbank continued to strengthen the digital customer journey by establishing communication guidelines aimed at ensuring a consistent and customer-centric experience across digital channels, and by developing predictive models to improve the effectiveness of digital adoption initiatives, particularly among customers who have not yet migrated to digital channels. As part of its post-sales and customer protection efforts, Interbank also enabled digital credit card renewal, allowing customers to continue transacting without interruption, and implemented real-time alerts for unrecognized card transactions, enabling customers to promptly identify suspicious activity and take immediate action directly through the app. These initiatives support Interbank’s broader objective of increasing digital engagement while improving operational efficiency and service quality.

Boosting monthly usage of Interbank’s digital solutions is central to its growth strategy. Mobile banking customers engage over eight times more frequently than branch users and at significantly lower transaction costs—unlocking greater efficiency and deeper customer relationships. Furthermore, in December 2025, 83.8% of our total active monthly retail customers that interacted with the bank through any channel were digital customers, up from 80.8% in 2024.

Contact Center

Interbank seeks to prioritize the self-service of its clients, offering the help of service advisors 24/7 who can meet the needs of customers. Interbank’s strategy focuses on delivering first contact solutions, generating value in each contact.

Additionally, we seek to generate value in each touch point, with products and benefits to improve customers’ experience and thus their relationship with the bank. In May 2020, Interbank launched their service bot “AVI” offered through the WhatsApp platform. Between January 2024 and December 2025, Interbank focused on continuing to grow this channel, reaching 405,160 average monthly interactions, approximately 261,218 of which were self-assisted in December 2025, compared to 260,296 self-assisted interactions in December 2024.

Interbank has a state-of-the-art contact center managed an average of over 568,035 assisted interactions per month in 2025, answering inquiries from clients, offering assistance and information, and selling new products to customers. Interbank has a dedicated telephone sales force of 293 employees as of December 31, 2025, which sells credit cards and short-term loans. The dedicated sales force is a key resource for customer acquisition and for Interbank’s up-selling and cross-selling campaigns.

Special provisions as a result of social unrest

Following the political events of December 2022, including the impeachment of former President Pedro Castillo and the subsequent declaration of a state of emergency in several regions of Peru, widespread social unrest affected economic activity through March 2023. In response, the Superintendence of Banking, Insurance and Pension Funds (SBS) implemented a series of exceptional and temporary measures aimed at mitigating the impact of the social unrest on borrowers, allowing financial institutions to reschedule certain retail and credit card loans under more flexible conditions without classifying them as refinanced, subject to specific requirements.

The SBS measures were gradually amended during the first quarter of 2023 to provide additional flexibility to borrowers and were subsequently repealed in April 2023, without affecting loans already rescheduled under such framework. We continue to closely monitor political, social and economic developments in Peru and assess their potential impact on our portfolio, including the need to recognize special provisions when warranted.

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

To comply with business and regulatory requirements, Interbank has strengthened its IT governance model by incorporating best practices for IT quality assurance, risk management, project management and dividing responsibilities within the teams that operate the technology and the teams that develop new solutions. It has also strengthened its business continuity program through increased redundancy programs and upgraded hardware and software components. This model includes establishing operating partnerships with various leading word-class IT vendors.

Digital transactions executed through Interbank’s systems have increased steadily in recent years; for example, there was a 21% increase in transactions executed in December 2025, as compared to transactions executed in December 2024. Interbank continued making significant investments to upgrade its data centers and central technology platforms to provide a stable and secure environment for Interbank’s growing operations, a better understanding of cost drivers, and improve its processes. In December 2024, Interbank renewed the data center outsourcing contract with Kyndryl for a 5-year period.

In 2025, Interbank also piloted programs aimed at incorporating GenAI tools into its software development and IT operations processes, with the objective of generating efficiencies, minimizing risks and improving time to market through automation. Practices like DevSecOps, Platform Engineering, and Agentic AI for Software Development Lifecycle are being adopted by the software development teams, currently achieving a 25% improvement in time to production.

Interbank’s IT strategy is focused on projects and platforms that add tangible value to the customer and help accelerate Interbank’s digital transformation. This includes customer-facing applications that provide a seamless digital experience to internal and external customers through all business channels. Interbank also invests in back-end and core applications to keep them up to date.

Interbank’s IT investments are aimed at deepening the understanding of Interbank’s customers to achieve service levels that exceed their expectations, providing solutions to their needs and enabling a commercial platform with contextual and real time offerings. To provide this, and foster a data-driven culture, Interbank has invested in making governed data available and developing artificial intelligence capabilities as well as monitoring and enhancing the decision-making process across different business units.

Interbank’s IT unit fully utilizes the new technologies that allow the flexibility, scalability and availability required to fulfill customer demands. APIs, micro services and multicloud environments have been implemented since 2018 to reach these objectives. A close relationship with fintechs also helps Interbank to leverage some capabilities and creates opportunities to learn about the way to approach different solutions. Interbank’s operation model based on an agile framework allows Interbank to adopt a hybrid model where technology teams can work remotely or on Interbank’s premises achieving optimal levels of effectiveness and efficiency. This hybrid model combines remote work with in-person spaces to ensure proper alignment and team integration, and Interbank expects to continue this approach throughout 2026, to allow it to incorporate international talent into Interbank’s teams.

Insurance Segment

Overview

Interseguro is an insurance company that caters to Peru’s growing middle class and is focused on annuities and life insurance, which is the fastest growing insurance market segment in Peru, driven by individuals seeking life protection with savings options. During the last five years, life and annuities market premiums grew by 16.0% in average, while Interseguro grew 26.7%, positioning the company to rank 3rd as of December 2025. For the year ended December 31, 2025, Interseguro’s premiums increased 67.2% as compared to 2024, according to the SBS, related to higher sales, mostly as a result of a growing market in private annuities and individual life insurance products.

Additionally, Interseguro offers products in alliance with Interbank, which aim to address contextual needs of their current clients, such as credit card protection and credit life insurance. Also, Interseguro offers low-cost premium retail insurance products, mainly sold through digital channels, including SOAT, car insurance and travel insurance.

Interseguro intends to leverage its leading position in annuities, mostly sold by its own sales force, as well as Intercorp Peru’s and Interbank’s retail distribution capacity, to continue capturing growth opportunities in the insurance industry. In addition, Interseguro expects to continue developing new products to satisfy increasing demand for insurance products by middle class families in Peru.

For the years ended December 31, 2025, and 2024, Interseguro’s net results were net profit of S/274.5 million (U.S.$81.6 million) and S/201.9 million (U.S.$53.6 million), respectively. As of December 31, 2025, and 2024, Interseguro had shareholders’ equity of S/845.3 million (U.S.$251.3 million) and S/557.6 million (U.S.$148.1 million), respectively. As a result, Interseguro’s ROE for the years ended December 31, 2025, and 2024 were 39.5% and 41.6%, respectively.

For the years ended December 31, 2025, and 2024, Interseguro’s net profit under SBS GAAP were S/429.7 million and S/376.3 million, respectively. The increase in Interseguro’s net profit under SBS GAAP for the year ended December 31, 2025, as compared to 2024 was primarily a result of a S/909.4 million growth in gross premiums. According to the SBS, as of December 31, 2025, Interseguro had shareholders’ equity of S/1,734 million as compared to S/1,425 million for 2024. Interseguro’s ROE under SBS

GAAP for the year ended December 31, 2025 was 27.9%, as compared to 27.8% for the year ended December 31, 2024. Compared to the Peruvian insurance industry, we believe Interseguro achieved good results. For the five-year period ended December 31, 2025, Interseguro’s ROE averaged 23.8% compared to 18.0% for the Peruvian insurance industry.

Interseguro’s Business Lines

Interseguro has three business lines: (1) annuities, (2) retail insurance and (3) individual life

The following chart shows Interseguro’s and the Peruvian insurance system’s breakdown in life and annuities premium collections, accident & health, and general insurance and a breakdown within life and annuities for both Interseguro and the Peruvian insurance industry, according to the SBS as of December 31, 2025:

Interseguro

Source: SBS.

Insurance system

Source: SBS.

The following chart shows Interseguro’s gross premiums and collections, according to the SBS for the periods indicated.

Gross Premiums and collections (S/ in Millions)

Source: SBS.

(1)
Excluding gross premiums from disability and survivorship.

Annuities

An annuity is a type of insurance policy that, in exchange for an initial lump sum payment, provides regular monthly payments. There are two groups of annuities:

(i)
Regulated Annuities, which are the annuities sold under the Peruvian private pension system and could be sold in three different currencies: soles, U.S. dollars and soles indexed to CPI. Depending on what originates them, there is a range of products within this group:
a.
Retirement annuities: offered to members of the Peruvian private pension system who, upon retirement, choose to convert their pension personal account into an annuity provided by a life insurance company.
b.
Disability annuities: offered to members of the Peruvian private pension system who have been declared permanently or partially disabled.
c.
Survivorship annuities: offered to beneficiaries of deceased members of the Peruvian private pension system.
d.
Previsional Insurance: Under Peruvian law there is a mandatory insurance coverage for all members of the private pension system paid monthly in addition to their contribution. In case a member has been declared permanently or partially disabled, or deceased while having legal beneficiaries, this insurance completes the accumulated capital as if the individual had worked until retirement age, allowing a better pension when applying for the retirement. SBS conducts a Dutch auction every two years inviting insurance companies to bid to determine which insurance company will be the provider for this insurance in a two-year period. After some years of unsuccessful participation in the auction, Interseguro was awarded a fraction of the contract in 2024 for a two-year period. While this insurance is not an annuity, it is closely related to the ones described before because they are sold in conjunction with this mandatory insurance.
(ii)
Private Annuities, introduced by Interseguro in 2016, when retirees were allowed by law to withdraw up to 95.5% of their accumulated retirement capital in cash upon retirement.

While the demand for regulated annuities has slowed in recent years, growing by 5% in 2024 and decreasing by 18% in 2025, the demand for private annuities grew by 109% and 188%, respectively, increasing our market share from 11% in 2023 to 24.5% in

2025. Even when first originated in order to collect cash withdrawals from retirees, this product is nowadays sold to any owner of accumulated private funds.

The following table shows Interseguro’s Annuity Gross Premiums by type from 2021 to 2025.

Annuities Gross Premiums (S/ in Millions)

Source: Company information.

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

Interseguro has been the leader in the Peruvian regulated annuities (excluding previsional insurance) segment since 2010, with market shares in terms of premiums of 30% in both years ended December 31, 2025 and 2024, respectively. Moreover, Interseguro also became the market leader in private annuities in 2025, achieving an increase of 11 percentage points compared to 2024 and reaching a market share of 24.5%.

Individual life

Beyond annuities, Interseguro offers traditional life insurance products, which are sold through both sales force and digitally. These products have experienced double-digit growth on average over the past five years (+24.7%), driven by low insurance penetration in Peru. This growth has led to an increase of market share from 12.6%, in 2020, to 16.3%, in 2025. In 2025, the individual life insurance market increased 31.5% as compared to 2024, primarily due to an aggressive growth of the three leading companies (with Interseguro being third, according to SBS).

Interseguro offers a variety of individual life insurance products, providing a wide range of coverage for the length of a policyholder’s life. Most of Interseguro’s products also provide savings features. Interseguro’s strategy in individual life insurance consists in adapting its products to the emerging Peruvian middle class, developing a highly trained sales force, achieving high standards of sales efficiency and leveraging digitalization to increase sales of life insurance (in 2025, digital sales accounted for 18.6% of total life insurance sales).

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

Interseguro offers the following retail insurance products:

Credit Life Insurance. The credit life insurance product protects against death or disability of the insured and is designed to pay the debt owed by a customer to the financial institution. This product is available for mortgages, credit cards and personal loans. Credit life insurance represented 68.0% of total retail insurance premiums assumed by Interseguro for the year ended December 31, 2025, as compared to 64.5% and 59.7% for the years ended December 31, 2024, and 2023, respectively.

Debit and Credit Card Protection Insurance. The debit and credit card protection insurance product protects the insured against financial loss, medical expenses for hospitalization or accidental death because of theft, assault and abduction. Debit and credit card protection insurance represented 10.6% of total retail insurance premiums assumed by Interseguro for the year ended December 31, 2025, as compared to 14.8% and 15.2% for the years ending December 31, 2024, and 2023, respectively.

SOAT (Seguro Obligatorio de Accidentes de Tránsito). The SOAT product protects against the risk of death or injury to occupants and third parties involved in an automobile accident. The SOAT product is mandatory, and coverage is limited to cover personal injury, excluding any physical damage to the vehicle. The SOAT product accounted for 14.2% of total retail insurance premiums assumed by Interseguro for the year ending December 31, 2025, as compared to 13.7% and 14.3% for the years ended December 31, 2024, and 2023, respectively.

Vehicle Insurance. The vehicle insurance coverage includes damage to vehicles due to traffic accidents, total loss, theft, fire, nature risks, strikes or vandalism and civil liability for occupants and third parties. Occupants’ damages such as permanent disability, healing expenses, funeral expenses and death are also covered. In addition, this insurance includes replacement drivers, cranes and mechanical assistance, among others. Vehicle Insurance represented 2.1%, 2.4% and 3.7% of total retail insurance premiums assumed by Interseguro for the years ended December 31, 2025, 2024 and 2023, respectively.

Loan Protection Insurance. The loan protection insurance covers a specific number of payments of a loan in case the insured loses his job. Loan protection insurance accounted for 1.7% of total retail insurance premiums assumed by Interseguro for the years ending December 31, 2025, as compared to 0.8% and 3.1% for the years ended December 31, 2024, and 2023, respectively.

Others. The other products category protects against personal accidents. Other products accounted for 3.4% of total retail insurance premiums assumed by Interseguro for the year ended December 31, 2025, as compared to 3.9% and 4.0% for the years ended December 31, 2024, and 2023, respectively.

Sales Force

Interseguro markets its annuities and individual life insurance products through its own dedicated sales force both in Lima and across Peru’s provinces, without a third-party intermediary. Prior to the pandemic, sales in annuities and life insurance products were only conducted in-person, but digitalization of these sales was accelerated.

In annuities, Interseguro employed 93 agents, 48 in Lima and 45 outside of Lima as of December 31, 2025. Each salesperson receives training through a multiple-level program, which includes training in macroeconomic background, financial statement analysis, investment policy, marketing techniques and time management. In addition, Interseguro’s annuity sales agents specialize in the sale of different types of annuity products. As a result, Interseguro’s sales force is trained to satisfy each customer’s needs.

In life insurance, Interseguro employed 991 agents, 656 agents in Lima and 335 agents outside of Lima, as of December 31, 2025. We believe that training develops effective sales techniques and the skills to assess customer needs, which we believe is one of Interseguro’s critical competitive advantages. Interseguro has a specialized team focused on setting a training curriculum for each salesperson in the first three years with the company as well as in assigning a mentor to each new recruit.

Strategic Partners

Interseguro offers its retail insurance, such as credit life insurance, debit and credit card protection insurance, loan protection insurance and SOAT through non-traditional channels, including partnerships with Interbank, Intercorp Retail and insurance brokers.

Through its partner companies, Interseguro reaches a large number of customers, offering a convenient and reliable payment mechanism. This distribution network represents one of Interseguro’s strongest competitive advantages, as it allows for a broad insurance product offering, mainly through 147 financial stores belonging to Interbank.

As of December 31, 2025, Interseguro's retail insurance premiums sold by strategic partners account for 80.6% of total retail sales:

Strategic Partners	Retail insurance premiums breakdown
Interbank	80.4%
Intercorp Retail (Plaza Vea and Oeschle)	0.2%

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

Regarding investment eligibility, to consider an asset as eligible, it must not be affected or be subject to any precautionary measure. The custody agreements of the eligible investment must not contain any clause that allows use of such assets as collateral to back other company obligations and that there are no other measures that limit the free transfer of the assets. Furthermore, eligible investments must comply with certain investment limits, by issuer, economic group, asset and foreign issuers. In addition, assets rated in categories below the investment grade cannot be considered as an eligible investment.

Interseguro’s investment management complies with the limits and requirements indicated in the regulation in order to minimize non-eligible investments and comply with the coverage of its technical reserves, minimum solvency capital required and guarantee fund.

As of December 31, 2025, Interseguro’s investments amounted to S/16,264.6 million, of which S/13,399.2 million and S/1,127.1 million were fixed income securities, and equity securities and fund investments, respectively, as compared to S/15,026.5 million, of which S/12,286.2 million and S/818.5 million were fixed income securities, and equity securities and fund investments, respectively, in 2024. As of December 31, 2025, investments in real estate projects were S/1,738.4 million (approximately U.S.$516.9 million) as compared to S/1,381.8 million (approximately U.S.$367.2 million) for 2024.

The following tables present a breakdown of Interseguro’s investment portfolio by type of investment as of the dates indicated.

Investments by Type

	Book Value as of December 31,
	2025		2024		2023
	S/ in millions	%	S/ in millions	%	S/ in millions	%
Fixed Income	13,399.2	82.4%	12,826.2	85.4%	12,018.2	85.5%
Corporate Bonds	5,833.8	35.9%	5,613.7	37.4%	4,926.7	35.1%
Peruvian Sovereign Bonds	4,458.8	27.4%	4,013.9	26.7%	3,785.7	26.9%
Foreign Bonds	3,106.7	19.1%	3,198.5	21.3%	3,305.8	23.5%
Equity and Funds	1,127.1	6.9%	818.5	5.4%	735.0	5.2%
Equity	554.2	3.4%	572.8	3.8%	611.9	4.4%
Funds	572.9	3.5%	245.7	1.6%	123.1	0.9%
Real Estate	1,738.4	10.7%	1,381.8	9.2%	1,298.2	9.2%
Total	16,264.6	100.0%	15,026.5	100.0%	14,051.4	100.0%

The following tables present a breakdown of Interseguro’s investment portfolio by currency as of the dates indicated.

Investments by Currency

	Book Value as of December 31,
	2025		2024		2023
Portfolio	S/ in millions	%	S/ in millions	%	S/ in millions	%
Sol(1)	11,302.4	69.5%	10,488.6	69.5%	9,592.0	68.3%
U.S. dollar	4,962.3	30.5%	4,577.9	30.5%	4,459.3	31.7%
Total	16,264.6	100.0%	15,026.5	100.0%	14,051.3	100.0%

(1)
Real estate investments are measured in soles.

The following tables present a breakdown of Interseguro’s investment portfolio by rating as of the dates indicated.

Investments by Rating(1)

	As of December 31,
	2025		2024		2023
	(S/ in millions)%		(S/ in millions)%		(S/ in millions)%
AAA	1,135.0	32.3%	934.4	23.9%	931.7	28.5%
AA+ to AA-	2,247.6	64.0%	2,848.6	73.0%	2,238.9	68.4%
A+ to A-	132.1	3.8%	120.7	3.1%	102.0	3.1%
Total Local Ratings	3,514.6	100.0	3,903.8	100.0	3,272.6	100.0
AAA	0.0	0.0%	0.0	0.0%	0.0	0.0%
AA+ to AA-	31.2	0.3%	31.3	0.3%	25.5	0.3%
A+ to A-	498.6	5.0%	509.1	4.7%	507.2	5.8%
BBB+	849.5	8.5%	739.4	6.8%	2,758.2	31.5%
BBB	5,955.4	59.5%	5,498.1	50.5%	2,896.9	33.1%
BBB-	2,161.7	21.6%	3,420.7	31.4%	1,798.9	20.6%
BB+	104.1	1.0%	0.0	0.0%	454.9	5.2%
BB	191.2	1.9%	595.0	5.5%	0.0	0.0%
BB-	142.8	1.4%	101.0	0.9%	94.6	1.1%
B	0.0	0.0%	0.0	0.0%	209.2	2.4%
CC	74.0	0.7%	0.0	0.0%	0.0	0.0%
Total Foreign Rating	10,008.6	100.0	10,894.7	100.0	8,745.4	100.0

(1)
Includes only credit rated fixed-income investments.

In regards to fixed income, Interseguro prioritizes the investment in local bonds and foreign bonds with a higher risk rating of AA- and BBB-, respectively.

The following table presents a breakdown of Interseguro’s investment portfolio by maturity as of the dates indicated.

Investments by Maturity

	Book Value as of December 31,
	2025	2024	2023
	S/ in millions
Maturity
0-5 years	516.2	1,168.4	690.6
6-10 years	3,240.5	4,073.2	2,030.8
11-20 years	6,272.3	6,409.6	6,076.8
21+ years	3,494.3	2,971.8	3,220.0
No maturity(1)	2,865.4	2,345.3	2,033.2
Total	16,388.7	16,968.3	14,051.3

(1)
Real-estate and equity investments.

Fixed-Income

In regards to fixed income, Interseguro prioritizes the investment in local bonds and foreign bonds with a risk rating higher than AA- and BBB-, respectively.

As of December 31, 2025, Interseguro’s fixed-income investments represented 82.4% of its total portfolio, of which 35.9% were corporate bonds, 27.4% were Peruvian sovereign bonds, and 19.1% were foreign bonds. As of December 31, 2024, Interseguro’s fixed-income investments represented 85.4% of its total portfolio, of which 37.4% were corporate bonds, 26.7% were Peruvian sovereign bonds, and 21.3% were foreign bonds. As of December 31, 2023, Interseguro’s fixed-income investments represented 85.5% of its total portfolio, of which 35.1% were corporate bonds, 26.9% were Peruvian sovereign bonds, and 23.5% were foreign bonds.

Equity and Funds

Substantially all of Interseguro’s equity and funds portfolio is invested in companies with low beta and relatively stable and predictable cash flows. Interseguro’s equity and funds portfolio is invested across Latin America and the United States. As of December 31, 2025, Interseguro’s equity and funds portfolio represented 6.9% of its total portfolio, of which 60% was invested in foreign securities and 40% in local securities. As of December 31, 2024, Interseguro’s equity and funds portfolio represented 5.4% and of its total portfolio, of which 59% was invested in foreign securities and 41% in local securities. As of December 31, 2023, Interseguro’s equity and funds portfolio represented 5.2% and of its total portfolio, of which 64% was invested in foreign securities and 36% in local securities.

Real Estate

Interseguro’s investments in real estate are made across the different types of properties: office, industrial, retail and land for development. Real estate income derives from the appreciation of real estate property and from rental income from its tenants. Interseguro’s rental income comes primarily from Orquídeas (offices building) and Tabacalera (industrial asset). Tabacalera is an industrial property leased to Teleatento Peru S.A.C, which is a company dedicated to call centers. As of December 31, 2025, Interseguro’s investments in real estate projects represented 10.7% of its total portfolio, as compared to 9.2% for both of the years ended December 31, 2024 and 2023.

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

Premiums ceded to reinsurers represented 1.8%, 2.3% and 1.6% of Interseguro’s premiums assumed for the years ended December 31, 2025, 2024 and 2023, respectively (these percentages do not include the reinsurance for the pension-related insurance (disability and survivorship)).

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

Interseguro has undertaken investments in technology with the aim of providing a modern, stable and secure platform to support its rapidly expanding business and creating new capacities in data, analytics and artificial intelligence. In line with this, Interseguro completed the migration of all its systems to MS Cloud in 2025.

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

Wealth Management Segment

Overview

Inteligo is a provider of wealth management services through Inteligo Bank, brokerage services through Inteligo SAB and mutual funds management services through Interfondos and Multi-Family office services through Veltria. Inteligo Bank primarily focuses on individuals with investable assets in the range of U.S.$500,000 and U.S.$10.0 million, where Inteligo believes there is higher growth potential. Inteligo SAB and Interfondos focus on providing brokerage and mutual funds services to individuals with investable assets under U.S.$500,000. Veltria focuses on individuals with investable assets over U.S.$20 million. As of December 31, 2025, Inteligo had assets under management of S/28,759.0 (U.S.$8,551.6) as compared to S/27,460.8 million (U.S.$7,295.6 million) in 2024. Inteligo’s assets under management grew at a CAGR of 7.8% between December 31, 2019 and December 31, 2025. Inteligo conducts various types of banking, trust, financing, brokerage and investing activities for high net worth individuals.

Inteligo SAB also provides sales and trading operations for individual and institutional customers primarily in the Peruvian capital markets. As of December 31, 2025, Inteligo SAB was the fifth largest broker by market share in equities trading, according to the SMV. Interfondos is the fourth largest mutual fund manager in Peru with a 15.8% market share based on assets under management, according to the SMV.

Inteligo’s result for the year ended December 31, 2025 was a net profit of S/231.1 million, as compared to S/137.3 million in 2024. As of December 31, 2025, Inteligo had shareholders’ equity of S/1,099.5 million as compared to S/1,044.1 million in 2024. Inteligo’s ROE for the year ended December 31, 2025 was 21.5% as compared to 14.2% in 2024.

Business Lines

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

The strength of Inteligo’s financial advisory services has contributed to the growth of its fee income as a percentage of its revenues. Inteligo’s fee income from financial services, net increased from S/171.0 million for 2024 to S/196.0 million for 2025.

Lending

Inteligo offers lending services through Inteligo Bank to complement its wealth management business only to its existing clients. Most of the loans are categorized as consumer financing.

Inteligo Bank’s loan portfolio was fully collateralized by its clients’ assets as of December 31, 2025. Inteligo’s net loan portfolio totaled S/1,499.2 million as of December 31, 2025, decreasing 7.6% from S/1,622.5 million, as of December 31, 2024. Inteligo’s net loan portfolio represented 36.4% of its total assets as of December 31, 2025 as compared to 37.6% for 2024.

Portfolio Investments

Inteligo manages a proprietary portfolio primarily composed of medium-term investments in fixed-income securities and private equity. Inteligo’s investment team uses third-party funds as well as individual fixed income and equity securities.

Inteligo’s investment portfolio as of December 31, 2025, totaled S/2,012.5 million, an increase of 1.3%, from S/1,986.4 million as of December 31, 2024, mainly explained by purchases of fixed income investments. In addition, Inteligo’s investment portfolio represented 48.9% of total assets as of December 31, 2025 as compared to 46.0% and 42.4% as of December 31, 2024 and 2023 respectively.

The following tables show the composition of Inteligo’s portfolio by asset class as of the dates indicated.

Investments by Asset Class

	As of December 31,
	2025	2024	2023
Asset Class	(S/ in millions)
Fixed income	313.3	240.3	254.0
Equity	450.8	456.1	436.9
Managed accounts (Fixed income)	548.5	576.7	524.0
Managed accounts (Long-Short)	123.2	126.5	127.2
Mutual funds & investment funds	576.6	586.9	512.9
Total	2,012.5	1,986.4	1,855.1

Investments by Maturity

	As of December 31,
	2025	2024	2023
Maturity	(S/ in millions)
0-5 years	—	62.1	147.4
6-10 years	436.8	456.2	404.9
11+ years	364.4	356.5	164.4
No maturity(1)	1,211.3	1,111.6	1,138.3
Total	2,012.5	1,986.4	1,855.1

(1)
Mutual Funds, equity and private equity investments.

Inteligo’s successful strategy is reflected by the strong growth of its assets under management which had a CAGR of 7.8% between December 31, 2019 and December 31, 2025. For the year ended December 31, 2025, Inteligo’s assets under management increased 4.7%, as compared to 2024. For the year ended December 31, 2024, Inteligo’s assets under management increased 18.5% as compared to 2023.

The following table shows the composition of Inteligo’s assets under management by asset class as of the dates indicated.

Assets under Management by Asset Class

	As of December 31,
	2025	2024	2023
Asset Class	(S/ in millions)
Fixed income	15,595	15,531	11,761
Equity	10,402	9,514	9,345
Alternative investments	2,762	2,415	2,075
Total	28,759	27,461	23,181

Inteligo’s net profit increased S/93.8 million between December 31, 2025 and December 31, 2024, due to positive mark-to-market valuation of the proprietary portfolio. For the year ended December 31, 2024, Inteligo’s net profit increased S/101.2 as compared to 2023.

Market Segmentation

Inteligo Bank primarily focuses on individuals with investable assets in the range of U.S.$500,000 and U.S.$10 million, where Inteligo believes there is higher growth potential. Inteligo SAB and Interfondos also focus on providing brokerage and mutual funds services to individuals with investable assets under U.S.$500,000. Veltria offers multi-family office services to individuals with investable assets over U.S.$20 million. As of December 31, 2025, Inteligo had approximately 90,397 clients, respectively, as compared to approximately 83,433 clients, respectively, in 2024.

Inteligo’s strategy consists of establishing long-term relationships with its broad and profitable client base, segmenting its customers effectively and proactively providing financial advisory services. Inteligo’s committed advisory service, supported by a local investment team that possess extensive knowledge of its Peruvian clients’ preferences for financial products, and delivered through an experienced group of relationship managers is a key pillar of Inteligo’s success. Inteligo’s position further benefits from its leading brokerage operation in Peru through Inteligo SAB, an important mutual fund manager in Peru, Interfondos, and from being a part of one of Peru’s leading economic groups. Additionally, Inteligo launched Veltria to provide our clients with access to investment opportunities in the United States.

Financial Advisory Team

Inteligo serves its customers through its advisory team of approximately 81 people, as of December 31, 2025. Through its relationship managers, Inteligo establishes strong client relationships which result in a loyal and growing customer base. Inteligo’s experienced relationship managers team has acquired specialized product knowledge and deep understanding of its customers’ needs.

Information Technology Unit

Inteligo Bank implemented a new core system in 2020 to support its rapidly expanding operations. As of December 31, 2025, 2024, 2023 and 2022, Inteligo Bank had invested S/3.9 million, S/2.5 million, S/3.8 million, and S/2.6 million, respectively, in the development of its technology platform, which will allow it to leverage its existing CRM platform and develop stronger business intelligence capabilities.

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

From December 31, 2021 to December 31, 2025, the banking system in Peru continued to grow, but at a slower pace compared to prior years, with gross loans expanding at a four-year CAGR of 1.4%, according to the SBS. A significant part of the growth experienced by the Peruvian financial system since 2017 has been generated by the retail banking sector. Retail loans (including consumer loans and mortgages) grew at a four-year CAGR of 7.8% for the period ended December 31, 2025. As of December 31, 2025, approximately 40.7% of the Peruvian banking sector’s total loans were retail loans, higher than the 31.9% as of December 31, 2021.

According to the SBS, the total number of credit cards issued by the Peruvian banking system as of December 31, 2025 was approximately 6.8 million. For the period ended December 31, 2025, the Peruvian banking system’s credit card loans had a four-year CAGR of 3.3%, and credit cards loans increased by 8.4% between December 31, 2024 and December 31, 2025.

Mortgage loans in the Peruvian banking system grew at a four-year CAGR of 6.1% for the period ended December 31, 2025, and 6.7% between December 31, 2024 to December 31, 2025. A responsible macroeconomic approach, high housing demand and the promotion of housing programs over the past five years have been the main drivers of mortgage loan growth in Peru and are expected to continue fueling mortgage lending.

Despite this growth, the Peruvian banking system remains underpenetrated in comparison to the banking systems from the group of peer countries in Latin America. As of December 31, 2025, Peru’s loans-to-GDP ratio was 30.6%. The Peruvian banking system is highly concentrated, with a small number of relatively large participants. The four largest banks accounted for 82.3% of total gross loans and 82.5% of total deposits in the system as of December 31, 2025. Furthermore, foreign banks play a significant role in the Peruvian financial system. As of December 31, 2025, BBVA and Scotiabank, two of the four largest banks in the system, which accounted for a combined 35.2% of total gross loans and 32.6% of total deposits, according to the SBS, were under foreign control. Although major global banks such as BNP Paribas, Standard Chartered, Intesa, BankBoston, HSBC and Deutsche Bank have ceased operations in Peru over the past 15 years, other foreign banks have entered or have shown interest in entering or increasing their exposure in the Peruvian market. The banking system’s total loans has shown growth over the past years, reaching a 1.4% four-year CAGR from December 31, 2021 to December 31, 2025.

The Peruvian banking system’s net income CAGR from 2021 to 2025 was 18.3%, reaching S/14,147.1 million in 2025.

As of December 31, 2025, the banking system cost of risk and past due loan (“PDL”) ratio stood at 2.1% and 3.3%, respectively.

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

Interbank is currently the third largest bank in Peru, as measured by total assets, by total deposits, by total loans, and by gross consumer loans, as of December 31, 2025, and has faced strong competition. This increased competition has affected the average interest rates that the Peruvian banking system has been able to charge our customers and to pay for deposits.

The following tables show Interbank, the rest of the Peruvian banking system and their respective market shares as of December 31, 2025.

				As of December 31, 2025
	Assets			Total Gross Loans			Deposits
	Balance	Market Share (%)	Rank	Balance	Market Share (%)	Rank	Balance	Market Share (%)	Rank
	(S/ in millions)			(S/ in millions)			(S/ in millions)
BCP	202,161.9	35.6%	1	124,262.0	33.5%	1	143,893.0	36.5%	1
BBVA	112,361.6	19.8%	2	81,713.6	22.1%	2	82,097.6	20.8%	2
Interbank	76,348.7	13.4%	3	50,390.6	13.6%	3	52,933.1	13.4%	3
Scotiabank	71,724.5	12.6%	4	48,663.0	13.1%	4	46,682.7	11.8%	4
BanBif	23,221.2	4.1%	5	14,507.2	3.9%	5	15,785.8	4.0%	5
Mibanco	18,215.8	3.2%	6	13,475.1	3.6%	6	10,945.9	2.8%	6
Santander	10,808.2	1.9%	7	6,093.4	1.6%	8	6,619.4	1.7%	8
Pichincha	9,830.1	1.7%	8	7,315.6	2.0%	7	7,088.9	1.8%	7
Citibank	8,972.9	1.6%	9	1,168.7	0.3%	16	5,789.2	1.5%	9
GNB	6,111.2	1.1%	10	4,131.6	1.1%	10	4,607.3	1.2%	10
Compartamos banco	5,550.5	1.0%	11	4,688.9	1.3%	9	3,099.9	0.8%	13
Falabella	5,230.6	0.9%	12	3,778.4	1.0%	11	3,439.7	0.9%	11
Banco BCI	5,117.6	0.9%	13	2,526.0	0.7%	12	3,177.4	0.8%	12
Santander Consumer Bank	2,685.5	0.5%	14	2,363.6	0.6%	13	1,253.2	0.3%	18
Bank of China	2,486.6	0.4%	15	119.1	0.0%	19	1,770.0	0.4%	14
ICBC	2,131.1	0.4%	16	1,068.4	0.3%	17	1,490.7	0.4%	15
Comercio	2,088.4	0.4%	17	1,738.2	0.5%	14	1,381.2	0.4%	17
Ripley	2,020.9	0.4%	18	1,457.8	0.4%	15	1,416.3	0.4%	16
Alfin	1,365.5	0.2%	19	977.4	0.3%	18	1,077.7	0.3%	19
Total	568,433.1	100.0%	-	370,438.6	100.0%	-	394,549.1	100.0%	-

Source: SBS.

(1)
Gross consumer loans do not include mortgage loans.

The following table shows key industry metrics for the main banks by assets and the Peruvian banking system.

	As of December 31, 2025
	Gross Consumer Loans(1)
	Balance	Market Share (%)	Rank
	(S/ in millions)
BCP	20,452.7	25.7%	1
BBVA	15,578.9	19.6%	2
Interbank	15,249.2	19.1%	3
Scotiabank	10,509.9	13.2%	4
Falabella	3,775.1	4.7%	5
Pichincha	2,950.9	3.7%	6
Santander Consumer Bank	2,302.9	2.9%	7
BanBif	2,248.2	2.8%	8
GNB	1,776.3	2.2%	9
Ripley	1,457.8	1.8%	10
Comercio	1,399.7	1.8%	11
Compartamos Banco	785.6	1.0%	12
Alfin Banco	712.2	0.9%	13
Mibanco	423.5	0.5%	14
Santander	37.3	0.0%	15
Citibank	0.0	0.0%	16
ICBC	0.0	0.0%	17
Bank of China	0.0	0.0%	18
BCI	0.0	0.0%	19
Total	79,660.1	100.0%	-

	2025	2024	2023	2022	2021
ROE
Interbank	16.1%	11.8%	12.3%	17.6%	19.1%
BCP	26.1%	22.2%	20.7%	21.6%	15.9%
BBVA	17.2%	15.1%	16.1%	18.3%	16.3%
Scotiabank	12.5%	8.4%	6.4%	13.7%	10.1%
Peruvian banking system	19.0%	15.3%	14.3%	17.3%	13.3%
ROA
Interbank	2.0%	1.3%	1.3%	1.7%	1.7%
BCP	3.3%	2.8%	2.6%	2.5%	1.6%
BBVA	2.2%	1.7%	1.9%	1.9%	1.5%
Scotiabank	2.1%	1.4%	1.0%	1.9%	1.3%
Peruvian banking system	2.5%	1.9%	1.8%	2.0%	1.4%
Efficiency Ratio(1)
Interbank	42.2%	40.1%	39.3%	42.7%	45.1%
BCP	38.8%	39.1%	38.6%	40.4%	44.7%
BBVA	40.0%	38.8%	38.2%	39.1%	39.3%
Scotiabank	40.4%	40.9%	42.5%	38.7%	42.7%
Peruvian banking system	41.5%	40.7%	40.8%	42.5%	46.6%
Past-Due-Loan Ratio
Interbank	2.5%	2.7%	3.5%	3.0%	3.6%
BCP	3.1%	3.6%	4.2%	4.0%	3.7%
BBVA	3.2%	3.7%	4.7%	4.4%	3.7%
Scotiabank	3.9%	4.3%	4.5%	4.1%	3.9%
Peruvian banking system	3.3%	3.8%	4.3%	4.0%	3.8%
Coverage Ratio
Interbank	150.2%	152.6%	148.7%	163.9%	132.8%
BCP	176.0%	162.5%	140.5%	142.2%	152.5%
BBVA	150.8%	142.4%	137.9%	144.6%	167.2%
Scotiabank	201.2%	182.8%	155.6%	147.4%	154.0%
Peruvian banking system	171.0%	156.1%	144.6%	148.5%	155.5%
Total Capital Ratio
Interbank	16.0%	16.2%	15.5%	15.1%	15.9%
BCP	19.4%	18.5%	17.5%	14.4%	14.9%
BBVA	15.9%	15.8%	15.6%	14.0%	14.1%
Scotiabank	18.6%	17.1%	14.9%	14.0%	14.7%
Peruvian banking system	18.2%	17.3%	16.5%	14.5%	14.9%

Source: SBS.

(1)
Under SBS criteria.

Note: ROE calculated as net income for the period divided by the average of total equity at the end of the last five quarters. ROA calculated as net income for the period divided by the average of total assets at the end of the last five quarters.

The Peruvian banking system’s net profit was S/14,147.1 million in 2025, an increase of 37.0% compared to 2024 due to lower provisions. The following chart shows the evolution of the banking system’s net profit between 2021 and 2025.

Banking system’s Net Profit 2021 — 2025 (S/ in millions)

Source: SBS.

The following chart sets forth, for the metrics indicated below, the year-over-year performance as of December 31, 2025 for the four largest banks in Peru under SBS GAAP.

Total Net Profit CAGR (2021 - 2025) and

Year-Over-Year Performance by Net Profit (As of December 31, 2025 vs. As of December 31, 2024)

Source: SBS.

Note: Banks include international branches.

The banking system’s total loans have shown high growth in the past years, reaching a 1.4%% four-year CAGR from 2021 to 2025. The following chart shows the evolution of the Peruvian banking system’s retail and commercial loans between 2021 and 2025 under SBS GAAP.

Banking system’s total loan 2021-2025 (S/ in billion)

Source: SBS.

The following chart sets forth the four-year CAGR from 2021 to 2025 and the year-over-year growth as of December 31, 2025 of total loans under SBS GAAP for the four largest banks in Peru.

Total Loans CAGR (2021 - 2025) and
Year-Over-Year Growth (As of December 31, 2025 vs. As of December 31, 2024)

Source: SBS

Note: Banks include international branches.

The following chart sets forth the CAGR from 2021 to 2025 and the year-over-year growth as of December 31, 2025 of total deposits for the four largest banks in Peru. In 2025, the increase in deposits was primarily due to an increase in both retail and commercial deposits given the higher interest rate environment and the widespread adoption of a “savings” mindset.

Total Deposits CAGR (2021—2025) and
Year-Over-Year Growth (As of December 31, 2025 vs. As of December 31, 2024)

Source: SBS.

Note: Banks include international branches.

Interbank’s past-due-loan ratio as of December 31, 2025 was the lowest among the four largest Peruvian banks, and the banking system’s average. The Banking System’s PDL ratio for 2023, 2024 and 2025 was 4.3% 3.8% and 3.3%, respectively, while our PDL ratio was 3.5%, 2.7% and 2.5%, respectively. The Banking System coverage ratio for 2023, 2024 and 2025 was 144.6%, 156.1% and 171.0% while Interbank’s coverage ratio was 148.7%, 152.6% and 150.2%. The following chart sets forth the past-due-loan and coverage ratios, under the accounting standards prescribed by the SBS (“Peruvian GAAP”), for the four largest banks in Peru as of December 31, 2025.

Past-Due-Loan and Coverage Ratios (As of December 31, 2025)

Source: SBS.

Note: Banks include international branches.

As of December 31, 2025, Interbank’s past-due-loan ratio in retail and consumer loans was the highest, respectively among the four largest Peruvian banks, due to our clients’ profile and the importance of credit cards in our portfolio. The following charts set forth the past-due-loan ratios in retail and consumer loans for the four largest banks in Peru as of December 31, 2025.

Retail Loans Past-Due-Loan Ratio (As of December 31, 2025)

Source: SBS.

Note: Banks include international branches.

Consumer Loans Past-Due-Loan Ratio (As of December 31, 2025)

Source: SBS.

Note: Banks include international branches.

Interbank had the lowest commercial past-due-loan ratio among the four largest Peruvian banks as of December 31, 2025. The following chart sets forth the commercial past-due-loan ratio for the four largest banks in Peru as of December 31, 2025.

Commercial Loans Past-Due-Loan Ratio (As of December 31, 2025)

Source: SBS.

Note: Banks include international branches.

Fintech Landscape

Across Latin America, fintech activity continues to accelerate as digital adoption rises and technology‑enabled platforms reshape how individuals and businesses access financial services. The region is entering a phase of consolidation, with business models maturing and regulatory frameworks expanding to support responsible innovation.

Peru’s fintech ecosystem continues to move toward a more mature stage, supported by a growing base of players and the deepening specialization of services. According to the Guía de negocios Fintech 2024&2025 EY, as of 2024, Peru hosted 237 fintechs, reflecting a shift from fast expansion to more sustained, capabilities‑driven growth across lending, enterprise financial solutions, and digital foreign exchange services. This maturation aligns the country with broader regional dynamics and underscores the increasing role of digital channels in everyday financial activity.

Lending‑focused fintechs are adjusting their models as digital credit becomes more widely adopted. Many are using data and analytics, along with embedded‑finance partnerships, to reach underserved segment. At the same time, several platforms are moving toward tighter regulatory alignment as they scale, signalling a sector that is gradually strengthening its governance and long‑term sustainability. FX‑oriented fintechs have also solidified their role in the market. They continue to differentiate themselves through more competitive pricing and user‑friendly digital experiences, adding tools that help individuals and businesses make better‑informed currency decisions. Fintechs offering digital factoring continue to grow as SMEs seek quicker and more convenient access to working capital. Their expansion reflects a broader appetite for financial tools that simplify processes and offer faster, digital‑first alternatives to traditional funding channels.

The competitive landscape is also shifting as international players look toward Peru. Revolut, the UK‑based neobank, has begun the process to enter the market—an entry that could influence how both fintechs and traditional banks compete. Its arrival underscores the growing interest of global digital‑finance platforms in Peru and suggests that other neobanks or BigTech‑affiliated services may follow.

Regulators, meanwhile, remain closely involved in guiding this evolution. The SBS continues to promote controlled environments for testing new financial models and is widening its regulatory sandbox to allow participation from non‑supervised fintechs. These efforts reinforce Peru’s orientation toward an innovation, friendly and internationally aligned regulatory framework, one that supports industry growth while maintaining strong safeguards for consumers and market integrity.

Payments Landscape

Izipay operates in a highly competitive and regulated payments industry, competing with a wide range of businesses, including small and new companies, across all forms of physical and digital payments, in a market driven by constant innovation, evolving technologies, and rapidly changing merchant and consumer preferences.

Izipay’s three business units are acquiring services, correspondent banking services, and card issuing services.

The acquiring operations primarily compete with other established merchant acquirers, as well as payment gateways, payment facilitators, and financial technology companies that offer merchant acquiring and related services. In this segment, its principal competitors include Niubiz, Culqi, and OpenPay.

The correspondent banking business consists of providing banking services at merchants’ establishments, such as pharmacies, bookstores, and small independent retailers, using Izipay’s POS devices leased to banks. Some banks provide these services through their own branches or partner directly with merchants to deploy their own POS solutions. In addition, other third-party providers offer correspondent services to multiple financial institutions. In this segment, Izipay’s principal competitors include KasNet, Cyrus, and Niubiz, as well as proprietary solutions developed by banks.

Izipay’s credit and prepaid card processing business primarily competes with third-party payment card processors, core banking platform providers, independent software vendors, and other firms that offer products and services to payment card issuers in Peru. In the debit segment, banks typically process transactions through their internal core banking systems rather than outsourcing these services. In this space, Izipay’s principal competitor is Unibanca.

Peruvian Insurance Industry and Competition

As of December 31, 2025, a total of 17 companies comprised the Peruvian insurance industry. As of December 31, 2025, in terms of assets on a consolidated basis, the four largest insurance companies had an 78.3% market share, and the leading two insurance companies had a combined market share of 47.1%. The Peruvian insurance industry is largely represented by Peruvian companies with three of the six largest companies controlled by Peruvian economic groups.

The following table presents market shares by assets and premiums of the six largest insurance companies in Peru as of and for the year ended December 31, 2025.

			Total Assets as of December 31, 2025		Total Net Premiums for the year ended December 31, 2025
Company	Life	Non-Life	(S/ in million)	Market Share (%)	(S/ in million)	Market Share (%)
Rimac	✓	✓	21,995	24.6%	6,835	28.4%
Pacífico Seguros	✓	✓	20,033	22.4%	5,425	22.6%
Interseguro	✓	✓	17,286	19.4%	2,262	9.4%
La Positiva(1)	✓	✓	10,618	11.9%	2,946	12.3%
Mapfre(1)	✓	✓	6,649	7.4%	3,122	13.0%
Protecta Security	✓	✓	5,071	5.7%	833	3.5%

Source: SBS

(1)
La Positiva consolidates La Positiva and La Positiva Vida. Mapfre consolidates Mapfre Peru and Mapfre Peru Vida.

Insurance premiums grew at a five-year CAGR of 11.4% for the period ended December 31, 2025. Insurance premiums in Peru reached S/24.0 billion for the year ended December 31, 2025, representing a 8.3% year-over-year increase.

Life and annuities insurance premiums represented approximately 58.3% of total insurance premiums in Peru for the year ended December 31, 2025. Life and annuities premiums have grown at a CAGR of 16.0% in the last five years, being the type of insurance products that grew the most in such period. Accident & Health and General Insurance also grew but to a less extent.

The chart below sets forth Peruvian insurance premiums for the periods indicated.

Insurance Premiums (S/ in Millions)

Source: SBS.

Within Life & Annuities Insurance, Private Annuities has become the main product in terms of relevance (27.6%, after growing 32.7% in average for the last 5 years), and Interseguro has outgrown the market in 2025 to become #1 in the industry in terms of premiums. Other relevant life insurance products are Credit Life Insurance (18.9%), Individual Life Insurance (18.4%), Previsional (13.6%) and Regulated Annuities (6.7%). Interseguro participates in all of them and currently has a remarkable market share (#1 in annuities, #3 in individual life, #4 in credit life).

The table below shows total premiums and CAGRs by life insurance product:

Source: SBS

In terms of Investment Portfolio, Interseguro holds the second largest portfolio of industry with S/16.9 billion, after Pacifico Seguros. Additionally, our return on investment portfolio (ROIP) for the last 5 years reached 6.4% and outperformed the industry and the largest two competitors (in terms of premiums).

The following chart shows total investments under Peruvian SBS GAAP of the three largest insurance companies and the industry in Peru as of December 31, 2025, and its average returns for the last 5 years.

Investment Portfolio Returns (2021-2025)

Source: SBS.

Note: Annual Investment portfolio returns calculated as return from investments for the period divided by the average of total investments at the last five quarters.

In terms of profitability, the Peruvian insurance industry has grown 19% in average for the last 5 years measured by Net Income and the return over equity (ROE) has averaged 18%. In the same period, Interseguro has outperformed the industry in both net income growth and ROE. In terms of competition, as of December 2025, 76.6% of the industry’s net income is concentrated in the five largest insurance companies in terms of premiums.

The following chart sets forth the average ROEs for Interseguro, its main competitors and the Peruvian insurance industry, for the period 2021 to 2025.

ROE

Source: SBS.

Finally, the Peruvian insurance industry is well-capitalized, with a solvency ratio (regulatory capital / capital requirements - patrimonio efectivo / requerimientos patrimoniales) of 29.3% under Peruvian SBS GAAP as of December 31, 2025, and operates under a well-established regulatory framework. In the same period, Interseguro's solvency ratio was 20.4%.

Insurtech Landscape

The insurtech ecosystem in Latin America demonstrated remarkable resilience in 2025, closing December with 536 startups in the region, 35 of which were Peruvian, despite a challenging economic and financial context. Annual investment in insurtech grew by 117% in 2025, reaching U.S.$199 million.

This growth has been driven by greater consolidation of insurtechs in areas like digital distribution, which represents 49% of the companies in the sector, while the remaining 51% focus on enabling and collaborating with traditional insurers. A key aspect has been the internationalization of these startups, especially in Peru, which stand out for having the highest rate of internationalization of 67, as well as a 66% level of attraction, reason why Peru is considered the most open market of the region. Despite this, we believe there is still room to further develop the market by creating a more integrated ecosystem. On the other hand, the trend toward digitalization and process automation in the insurance sector continues to rise, contributing to greater operational efficiency and improved customer experience through the adoption of AI agents and the emergence of new categories such as fraud detection, data analytics, pricing, risk management and subscription-based models.

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

The following chart sets forth fee income for Inteligo Bank and ASB from 2022 to 2025.

Fee Income (S/millions)

The following chart sets forth net income in for Inteligo Bank and ASB from 2022 to 2025.

Net Income (S/. millions)

Source: Company information and Credicorp Ltd.’s quarterly reports.

Interfondos provides mutual fund management services in Peru. Interfondos has been the fourth largest mutual fund manager in Peru in each of the last five years according to the SMV. As of December 31, 2025, Interfondos had a 15.8% market share based on assets under management.

Inteligo SAB provides brokerage services, including sales and trading operations, in Peru’s domestic capital markets. As of December 31, 2025, the Peruvian brokerage industry consisted of 20 brokerage firms. Inteligo SAB has ranked among the largest equity trading platforms in the last five years in terms of trading volumes on the Lima Stock Exchange.

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

The regulatory framework for the operation of the Peruvian financial and insurance sector is set in the Peruvian Banking and Insurance Law, which was enacted in December 1996. The Peruvian Banking and Insurance Law regulates Peruvian financial and insurance companies and private pension funds administrators. In accordance with the Peruvian Banking and Insurance Law, the SBS is responsible for issuing banking regulations and for monitoring the Peruvian banking financial and insurance sector. The SBS supervises and regulates financial institutions such as commercial banks, financial companies, financial leasing companies, small business financial companies, savings and loan corporations, financial services companies such as trust companies and investment banks, insurance companies, private pension fund administrators and savings and loans cooperatives (other financial institutions such as stock brokerage houses and mutual fund managers are subject to different legal frameworks and to the supervision of the SMV). The SBS became operational in 1931.

Financial institutions must seek the authorization of the SBS before initiating operations. The SBS has administrative and financial autonomy, and its head office is located in Lima. The current chairman of the SBS, Sergio Javier Espinosa Chiroque, was appointed by former President Dina Boluarte in July 2024.

In June 2011, the Basel Committee announced the issuance of the Basel III principles. The changes introduced have been designed to be implemented progressively. The SBS, by use of its regulatory attributes, has issued several regulations that seek to adapt the Peruvian financial system to the new Basel Capital Accords.

On December 23, 2021, SBS Resolution No. 03921-2021 amended requirements to cover market concentration risk and gave financial institutions a term of two years to adequate to new requirements. Consistent with certain aspects of Basel III, the SBS issued in 2022, SBS Resolution No. 03953-2022 and SBS Resolution No. 03954-2022 in order to update the methodologies for calculating the individual and sector concentration risk buffers (including regional and economic sector concentration) eliminating the capital buffer requirement for risk appetite and maintaining the requirement for measuring the interest rate risk of the banking book. Legislative Decree No. 1531 and SBS Resolution No. 03954-2022 aligned the capital conservation buffer in the Peruvian regulation, to the Basel III principles.

In March 2022, the Peruvian Banking and Insurance Law was amended by Legislative Decree No. 1531 (which became effective on January 1, 2023) to adapt the regulations applicable to the companies of the financial system, related to the composition of the effective equity to the Basel III principles. In December 2022, the SBS approved SBS resolutions No. 03950-22, 03951-2022, 03952-2022, 03953-2022, 03954-2022 and 03955-2022, all of them aimed at adapting the regulatory framework of the financial system more generally to the Basel III principles.

In December 2022, the SBS issued Resolution No. 03950-2022, which replaced the regulation applicable to subordinated debt of financial institutions (Reglamento de Deuda Subordinada Aplicable a las Empresas del Sistema Financiero)(the “Subordinated Debt Regulation Applicable to Financial Institutions”) in order to adjust the application of Basel III standards and to reflect recent amendments to the Peruvian Banking and Insurance Law. The Resolution No. 3950-2022 entered into effect on January 1, 2023, repealing the prior subordinated debt regulation, which had been approved by SBS Resolution No. 975-2016.

Entities that process personal data within the Peruvian territory — including Peruvian financial and insurance institutions — are subject to the provisions of Law No. 29733 (Ley de Protección de Datos Personales), the Personal Data Protection Law, and its regulations. On March 30, 2025, new regulations to Law No. 29733, approved by Supreme Decree No. 016-2024-JUS, entered into force, introducing certain additional obligations. The main changes include: (i) the obligation to notify the National Authority for the Protection Personal Data and affected data subjects of any data breach within 48 hours of becoming aware of the incident; and (ii) the obligation to appoint a Data Protection Officer (DPO) which became mandatory as of November 30, 2025, and is now fully in effect.

To complement this framework, on December 31, 2025, the General Directorate of Transparency, Access to Public Information and Protection of Personal Data (Dirección General de Transparencia, Acceso a la Información Pública y Protección de Datos Personales - DGTAIPD) issued Directorial Resolution No. 100-2025-JUS-DGTAIPD, which established specific provisions regarding the appointment, performance, and functions of the DPO. Under these regulations, private entities must appoint a DPO if they meet either of the following criteria: (a) they process "large volumes" of personal data—determined by a matrix evaluating the number of data subjects (e.g., 50,000 or more for high level), sensitivity of data, and territorial scope—or (b) their main activity or line of business involves processing sensitive data. Insurance companies are explicitly listed as entities required to appoint a DPO due to the line of business.

The obligations established under Law No. 29733 — such as the registration of data banks, the obtaining of consent, and the implementation of appropriate security measures to safeguard personal data — remain fully in force, as well as the maximum applicable fines set forth therein.

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

In addition, Law No. 29440, designated the Central Reserve Bank of Peru as the governing body of the Peruvian payment system. As such, it has the authority to issue regulation related to the functioning of the Peruvian payment system. In that role, under Circular Letter No. 0024-2022-BCRP, as amended, the Central Reserve Bank of Peru passed rules on the interoperability of payment services, which would be accomplished in three phases. The first phase involved the interoperability of the payment services “Yape” and “Plin” (the latter involving the bank). Phase two, involves other payment services provided by a wider range of participants to the payment system, such as other banks and CMACs, among others. Phase three, which is currently being implemented, involves other participants and providers of the payment system, such as the issuing companies for electronic money (empresas emisoras de dinero electrónico), “Bim,” among others. And finally, phase 4 is expected to facilitate the inclusion of new participants, such as fintechs, to the retail payments ecosystem through a payment initiation model. All phases of interoperability are fully in place.

In March 2024, the Central Reserve Bank of Peru issued additional regulation under Circular Letter No. 0009-2024-BCRP (amended by Circular Letter No. 0005-2025-BCRP) to establish the key performance indicators (KPIs) to be met by Regulated Entities offering interoperable payment services, as well as guidelines for service level agreements (SLAs). The implementation of the indicators and guidelines is currently ongoing, and they ae expected to be gradually implemented in accordance with the phases established by the Central Reserve Bank of Peru.

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

Capital Adequacy Requirements—Basel III

Under the amended provisions of Article 199 of the Peruvian Banking and Insurance Law, and on an unconsolidated basis, the regulatory capital (patrimonio efectivo) may not be lower than 10% of its total weighted assets, the latter being defined as the sum of: (i) the regulatory capital allocated to cover market risks multiplied by the inverse of the overall limit (límite global), (ii) the regulatory capital allocated to cover operational risks multiplied by the inverse of the overall limit (límite global); and (iii) the total amount of credit risk-weighted assets. Notwithstanding the foregoing, according to SBS Resolution No. 03952-2022 (as amended from time to time), published on December 27, 2022, as amended by SBS Resolution No. 274-2024, the SBS established a gradual implementation schedule (from 8.5% for January - March 2023 to 10% for March 2025 and onward). In addition, the amended provisions of Article 199 of the Peruvian Banking and Insurance Law established that (i) Tier 1 ordinary capital shall be equal or higher than 4.5% of its total weighted assets and (ii) Tier 1 Regulatory Capital shall be equal or higher than 6% of its total weighted assets. Furthermore, pursuant to SBS Resolution No. 03954-2022, financial institutions must maintain a Combined Risk Buffer—which includes a Capital Conservation Risk Buffer of 2.5% of total risk-weighted assets and contingent liabilities—in addition to the requirements of Article 199.

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

With regards to subordinated debt, the Subordinated Debt Regulation Applicable to Financial Institutions made a distinction between two types of subordinated debt: (i) “Tier 1 Non-redeemable Subordinated Debt” (computable to Tier 1 Regulatory Capital only as additional Tier 1 Regulatory Capital) and (ii) “Tier 2 Redeemable Subordinated Debt” (computable to Tier 2 Regulatory Capital). For the purposes of the regulation, non-redeemable debt means that its principal amount is not amortized and generates perpetual periodic return, while redeemable debt means that its principal amount will be redeemed within a specified period of time. Tier 1 Non-redeemable Subordinated Debt has no expiration date or step-up incentives for early redemption, although it may contain a redemption option after five years, subject to (A) there being no expectation that the option will be exercised; (B) (x) such debt being previously or simultaneously replaced with another security that meets the characteristics of Additional Tier 1 Regulatory Capital or an instrument that is part of the Ordinary Tier 1 Regulatory Capital or (z) the financial institution demonstrating that after the exercise of the redemption option, the effective Regulatory Capital is above the overall limit and requirement of Additional Regulatory Capital, such calculation being subjected to the review of SBS and approved or rejected at SBS’ discretion. Moreover, Tier 1 Non-redeemable Subordinated Debt must (a) be subordinated to the accounts deposits of all individuals and corporations that maintain banking accounts opened at the relevant financial institution, general creditors and Tier 2 Subordinated Debt creditors and (b) contain a mechanism to absorb losses on a pro rata and pari passu basis through conversion into common shares or temporary or permanent condonation until Ordinary Tier 1 Regulatory Capital between total risk-weighted assets and contingent capital reaches 6.0%. In the event of surveillance, intervention, or dissolution and liquidation of the financial institution, Tier 1 Non-redeemable Debt shall be used to absorb losses after the use of any Ordinary Tier 1 Regulatory Capital and Additional Tier 1 Regulatory Capital (in that order). Tier 2 Redeemable Subordinated Debt shall have a due date of no earlier than five years and no step-up benefits (readjustments to interest rate will not be considered as step-up provided that the implicit spread for the initial rate is not increased in respect to the final rate). It may include a redemption option at the issuer’s initiative only after five years and provided that (A) there being no expectation that the option will be exercised; (B) (x) such debt being previously or simultaneously replaced with another security that meets the characteristics of Tier 2 Regulatory Capital; or (z) the financial institution demonstrating that the Regulatory Capital is above the overall limit, buffer requirement and requirements of regulatory capital for additional risks, such calculation being subjected to the review of SBS and approved or rejected at SBS’ discretion. During the last 5-year period prior to maturity, a 20% annual discount factor is applied for purposes of computation as Tier 2 Regulatory Capital. In the event of surveillance, intervention, or dissolution and liquidation of the financial institution, Tier 2 Regulatory Capital shall be used to absorb losses after the use of any instruments eligible for Tier 1 Regulatory Capital, and instruments eligible for Tier 2 Regulatory Capital (in that order).

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

The Economic Cycle Risk Buffer serves to counteract fluctuations in the economic cycle by recalibrating the marginal weighting factors of credit risk-weighted assets used for the calculation of this buffer based on the Additional Regulatory Capital Requirement Regulation. The operation aspects of the Economic Cycle Risk Buffer can be divided into “accumulation” and “de-accumulation." Accumulation means that Ordinary Tier 1 Regulatory Capital must be maintained above the minimum requirements of Article 199 of the Peruvian Banking and Insurance Law, for the amount resulting from applying the calculation methodology chosen by the financial institution. In cases of non-compliance, restrictions will apply in connection with (i) the repurchase of shares that count towards Tier 1 Regulatory Capital and (ii) the distribution of profits to Tier 1 Regulatory Capital (e.g., dividends), except for distribution of dividends in shares. “De-accumulation” means that the buffer is no longer required and the requirement is equal to zero and accumulated Tier 1 Regulatory Capital can be used to cover the economic cycle buffer requirement. The calculations related to the Economic Cycle Risk Buffer shall be conducted (i) monthly when the rule is activated and the requirement is in force and (ii) at the time when the rule is deactivated and the requirement is not in force.

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

Liquidity Requirements of Basel III Principles

In December 2023, the SBS approved SBS Resolution No. 4221-2023 (as amended), which entered into effect on January 1, 2024, and established new regulations for liquidity risk management, including a new calculation of the liquidity coverage ratio. The liquidity ratio coverage is a ratio for financial institutions to ensure the maintenance of adequate levels of high-quality liquidity assets (ALAC, for its acronym in Spanish) that could easily be converted into cash to meet liquidity needs, for a 30-calendar day period, under a stress liquidity scenario. High-quality liquidity assets are defined as assets that are easily and immediately convertible into cash, with minimum or no loss of value during the stress period.

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

Period	RFNE Limit
From December 2025	90%
From December 2026	100%
From December 2027	100%

Classification of the Loan Portfolio

According to SBS regulations, the provision for loan losses is calculated and recorded following SBS Resolution No. 11356-2008, as amended, which sets parameters to determine the calculation of provisions which is based on formulas and the use of specific percentages over the balances of loans and collateral received. For example, banks must consider certain criteria with respect to the borrower, including securities, credit category, borrower’s liquidity, borrower’s equity and outstanding debt, among others. Also, it requires constitution of generic provisions based on total loan portfolio, including generic provisions on not-impaired loans. The loan portfolio provisions which result from such classification differ materially from the loan portfolio provisions which would result had we applied IFRS Accounting Standards. For a discussion of our loan portfolio classification policies and the resulting provisions, see “Item 4. Information on the Company—Selected Statistical Information—Classification of our Loan Portfolio and—Impairment Allowance for Loans” and Note 29.1 to our audited annual consolidated financial statements. Similarly, SBS Resolution No. 6941-2008, as amended, sets parameters for managing the risk of over-indebtedness of retail debtors (understood as individuals or legal entities with direct and indirect consumer, microenterprise and/or housing mortgage loans). Its main provisions include the responsibility of companies and their board of directors in the management of the risk, as well as prudential measures to manage the risk of over-indebtedness.

Beginning on January 1, 2021, the SBS introduced a reporting rule under Peruvian GAAP whereby non-revolving credit card loans must be reported as other non-revolving consumer loans. This change resulted in a reduction in Interbank’s credit card loan balances and an increase in consumer loans in the same proportion as the credit card balances were reduced.

In December 2023, the SBS approved SBS Resolution N° 04345-2023 -as amended by SBS Resolution No. 04347-2024- (which is expected to come into effect in January 1, 2027) to amend, among others, SBS Resolution No. 11356-2008 by including definitions and criteria for the management and classification of commitments. As a result, banks were instructed to prepare an adaptation plan, including the actions that will be taken and a schedule to implement them.

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

Banks and financial entities that are not able to monitor, control and identify the risk of over-indebtedness are obliged to maintain a special loan loss reserve. Banks and financial entities that comply with the requirements described above are not required to maintain any specific provision.

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

Lending Limits

Prior to the amendment proposed by Legislative Decree No. 1646, as further detailed below, Article 206 of the Peruvian Banking and Insurance Law, established that the total amount of direct and indirect credits and financings granted in favor of a person shall not exceed 10% of the bank’s regulatory capital. A person is defined for the purposes therein as a person or group of persons or entities representing a common or single risk.

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

Nonetheless, Legislative Decree No. 1646 (which came into effect in June 2025) amended the lending limits described above based on concentration risk according to international standards to safeguard the solvency and stability of the Peruvian financial system. For instance, financings granted to related parties shall not exceed twenty-five percent (25%) of the bank’s Tier 1 Regulatory Capital. Additionally, the new rules introduce the concept of “large exposure”, which is applicable when direct and indirect credits and financings granted in favor of a person equals or exceeds 10% of the bank’s Tier 1 Regulatory Capital. According to Article 203 (as amended by Legislative Decree N° 1646), the SBS will regulate criteria for the calculation of, as well as limits to, the total amount of a bank’s large exposures.

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

Under Legislative Decree N° 1646, the SBS was granted a term of 180 days to issue the regulations needed to apply the amended Articles. On March 12, 2025, the SBS approved these regulations by means of SBS Resolution No. 00975-2025. This resolution amends the definition of “Economic Group”, “Control” and “Financial and Mixed Conglomerates." Additionally, the regulations establish new criteria to define related party borrowings and groups of counterparties connected by single risk, as well as the calculation of lending limits set forth in the “new” articles 201, 202, 203 and 204 of the Peruvian Banking and Insurance Law. Such regulations came into effect in June 2025.

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

However, Legislative Decree No. 1646 (which came into effect in June 2025), amended Articles 201 and 202 previously described. Under the amended Article 202, the aggregate amount of financings (whether in the form of loans, investments, contingent financing or other modalities) to related party borrowers may not exceed 25% of a bank’s Tier 1 Regulatory Capital. Furthermore, the amended article grants authority to the SBS to establish the criteria for the global limit applicable to financing of related parties.

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

Consumer Lending

As a general rule, interest rates within the Peruvian financial system are freely determined by the market. However, on March 18, 2021, the Peruvian Congress approved Law No. 31143 (Law that Protects Financial Consumers from Usury) which amended certain articles of the Central Reserve Bank of Peru’s organic law, the Peruvian Banking and Insurance Law and Law No. 28587 (Complementary Law to the Consumer Protection Law on Matters of Financial Services) in order to allow the Central Reserve Bank of Peru to establish maximum interest rates, exclusively, for the activities described in literal c) of Article 221 of the Peruvian Banking and Insurance Law, which include consumer lending and lending to small and micro enterprises. The application of interest rates above the aforementioned limit constitutes a criminal offense typified as usury under Article 214 the Peruvian criminal code. As of the date of this Annual Report on Form 20-F, the maximum interest rate is 113.16% for local currency operations and 95.40% for foreign currency operations.

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

In addition, in January 2023, the SBS approved the SBS Resolution No. 00053-2023 (the Model Risk Management Regulation, as amended by SBS Resolution No. 03884-2024), which establishes minimum guidelines to mitigate the risks derived from the use of models used in the management of credit, market, liquidity, operational, and money laundering and terrorist financing risks of companies in the financial and insurance system. This regulation establishes the definition of model and model risks, the corporate governance framework for model risk management and the minimum guidelines for the development, validation, implementation, use and monitoring of models. Its application has been phased-in commencing in December 2023 through May 2026, given the need to properly implement at the operational level adequate tools to assess the risks that are intended to be managed with the models and the categorization of the models used.

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

SBS Resolution No. 00053-2023 (as amended), enacted in January 2023, introduced regulations on how to manage the risks that arise from the use of models to process information in financial institutions. Model risk is defined as the possibility of losses or adverse consequences arising from weaknesses in model development, validation, implementation, use and monitoring. The foregoing resolution further states that model risk can arise from inadequate specifications or methodologies, erroneous estimates, incorrect assumptions, calculation errors, inaccurate, inappropriate or incomplete data, inappropriate, improper or unforeseen use of the model, lack of understanding of the model’s limitations, and inadequate monitoring and/or controls. This regulation has been gradually implemented. Financial institutions within its scope, such as Interbank, are required to provide the SBS with assessments of their models in accordance with the schedule determined by SBS.

Model Risk

SBS Resolution No. 00053-2023 (as amended), enacted in January 2023, introduced regulations on how to manage the risks that arise from the use of models to process information in financial institutions. Model risk is defined as the possibility of losses or adverse consequences arising from weaknesses in model development, validation, implementation, use and monitoring. The foregoing resolution further states that model risk can arise from inadequate specifications or methodologies, erroneous estimates, incorrect assumptions, calculation errors, inaccurate, inappropriate or incomplete data, inappropriate, improper or unforeseen use of the model, lack of understanding of the model’s limitations, and inadequate monitoring and/or controls. This regulation has been gradually implemented commencing in June 2024 through May 2026, given the need to properly implement at the operational level adequate tools to assess the risks that are intended to be managed with the models and the categorization of the models used. Financial institutions within its scope, such as the bank, are required to provide the SBS with assessments of their models in accordance with the schedule determined by SBS.

Management of Legal Proceedings

SBS Resolution No. 2451-2021, enacted in August 2021, established minimum procedures for the management, classification, reporting and creation of provisions in relation to legal proceedings. According to this resolution, financial institutions’ boards of directors must approve policies and procedures covering those matters and fulfilling certain minimum requirements as set forth in the resolution. Furthermore, financial institutions must submit reports to the SBS semi-annually with information on all current litigation matters and, in particular, adverse legal proceedings that are classified as “probable."

The SBS can request, at any time, additional information on any specific litigation matter, make corrections to classifications and provisions when it considers that the legal proceedings present inconsistencies or are insufficiently sustained.

The resolution also amended the Accounting Manual for financial institutions with respect to the accounting treatment of provisions derived from legal proceedings depending on whether they are classified as “probable”, “remote” or “possible."

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

In July 2018, the SBS issued SBS Resolution No. 2610-2018, which became effective as of October 1, 2018, and amended the regulation on classification and valuation of investments approved by SBS Resolution No. 7033-2012 and its amendments. The main amendment contained in this resolution is the introduction of standard methodology for the identification of impairment of financial instruments classified as available-for-sale investments and held-to-maturity investments. The annex to this resolution has been amended by SBS Resolution No. 04034-2022, which became effective on December 31, 2023.

In August 2025, the SBS approved Resolution No. 02664-2025, a new regulation for the classification and valuation of investments in financial instruments to be aligned with IFRS Accounting Standards. With the same purpose, the SBS approved Resolution No. 02665-2025, to regulate the negotiation and accounting of derivatives by financial entities. Both resolutions will enter into force on January 1, 2027.

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

As of December 31, 2025, the minimum legal reserve requirement for local and foreign currency deposits was 5.50% and 9%, respectively. Local and foreign currency liabilities are subject to a marginal rate of 35% for funds that exceed a certain level set by the Central Reserve Bank of Peru. Local and foreign currency borrowings from certain foreign sources with an original maturity of two years or less are subject to the following special rates: (a) 9% special rate in local currency, and (b) (i) 35% in foreign currency from borrowings incurred from July 1, 2023, and (ii) 9% in foreign currency for borrowings incurred up to June 30, 2023. Financial institutions may satisfy the minimum reserve requirements with funds that they hold in vaults or that they have deposited in their accounts at the Central Reserve Bank of Peru.

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

Special provisions

We applied an expert judgment (i.e., a qualitative adjustment to the expected credit loss model based on management's professional assessment of conditions not yet fully reflected in the model's inputs) to capture the effects of the current economic situation on the estimation of the loan portfolio, considering the impact of governmental decisions regarding the withdrawal of CTS deposits and AFP funds. As consequence of the liquidity excess generated by these measures, we identified an improvement of the risk rating scoring (“BURO”), which has affected the regular behavior and performance of the expected credit losses in the retail clients segment. We also enhanced our monitoring of outcomes from the expected loss model and we also record subsequent adjustments to the calculation, thus neutralizing the improvements of the credit scoring due to temporary improvements in retail clients.

These adjustments seek to ensure a more representative risk estimation, taking into consideration the uncertainty generated by the current situation of the loans’ performance.

Deposit Insurance Fund

Bank deposits are protected by the Fondo de Seguros de Depósito (Deposit Insurance Fund), against bank failure. Specifically, savings deposit by natural persons, savings deposit accounts maintained by non-profit entities and checking accounts are covered in full up to an amount that is revised quarterly by the SBS. The maximum coverage amount is S/117,200 per person per bank for the period March 2026 - May 2026.

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

Changes in the regulation of the pension funds’ private administration system

Pursuant to Law No. 32123, enacted in September 2024, entities of the Peruvian financial system such as the bank will be able to participate directly in the private pension system by administering private pension funds. Currently, only AFPs are authorized to operate in Peru, and only four of them exist to cover the total demand. Thus, the new law seeks to increase the competition in the market in order to improve the conditions for pensioners in Peru. On November 27, 2025, the SBS approved Resolution No. 04225-2025, which sets forth certain operational procedures applicable to financial and insurance entities in order to participate in the Private Pension System (SPP) as AFPs. This regulation provides the framework for separation of assets, accounting requirements, and prudential standards necessary for Interbank to potentially develop a new line of business by offering pension funds administration services to the public.

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

On February 17, 2011, the SBS modified current anti-money laundering provisions through SBS Resolution No. 2108-2011, as amended, in order to adapt these provisions to international standards established by the Financial Action Task Force of South America (Grupo de Acción Financiera de Sudamerica, or “GAFISUD”), in relation to due diligence in the identification of clients according to their risk and profile level, among other considerations. On May 14, 2015, and December 6, 2017, the SBS further amended and supplemented the aforementioned provisions through SBS Resolution No. 2660-2015 and SBS Resolution No. 4705-2017 (each as amended). SBS Resolution No. 2108-2011 was replaced by SBS Resolution No. 2891-2018, which became effective on October 1, 2018.

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

Disclosure of Material Information

All banks that are organized as corporations (the only exception being the Peruvian branches of foreign banks) are listed on the BVL. As a result, they are subject to the disclosure and reporting rules contained in the Peruvian Securities Market Law and the internal regulations of the SMV and the BVL. Banks are also subject to full disclosure and reporting obligations under the banking regulatory framework. See “Regulation and Supervision—The Peruvian Financial and Insurance Systems—The SMV."

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

Insurance companies must also maintain a “solvency equity” (patrimonio de solvencia) which must be higher than (a) the solvency margin, or (b) the minimum capital required by law, or S/20,252,800 in accordance with Circular No. G-231-2026 for the period between January and March 2026. The required amount of solvency equity is recalculated at least monthly and is adjusted for inflation. If the insurance company has operations subject to credit risk, part of the solvency equity should be segregated for their coverage.

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

Disclosure of Relevant Information

All insurance companies that are organized as corporations (the only exception being the Peruvian branches of foreign insurance companies) have their shares listed on the BVL. As a result, they are subject to the disclosure and reporting rules contained in the Peruvian Securities Market Law and the internal regulations of the BVL. Insurance companies are also subject to full disclosure and reporting obligations under the insurance regulatory framework. See “Regulation and Supervision—The Peruvian Financial and Insurance Systems—The SMV."

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

The intervention regime and the liquidation regime are the same as those described above for banking entities. See “Item 4. Information on the Company—Business Overview—Regulation and Supervision—The Peruvian Financial and Insurance System—Intervention by the SBS and Liquidation." See “Item 4. Information on the Company—Business Overview—Regulation and Supervision—Investment Requirements” for a discussion of investment requirements and technical obligations.

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

Anti-Money Laundering Rules

On June 2007, Law No. 29038 set a list of the entities required to comply with anti-money laundering rules, which include debit and/or credit cards processors (such as PMP). On January 2018, the SBS issued SBS Resolution No. 369-2018 establishing a simplified AML system (sistema acotado) which these entities are required to implement, including certain obligations such as the appointment of a compliance officer, the reporting of certain operations, and the implementation of a prevention system, among others.

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

The Bank Supervision Department of the Central Bank of The Bahamas stated in its 2025 Quarterly Letter on Regulatory and Supervisory Developments (“Quarterly Letter”) that the Bank Supervision Department has made significant progress in drafting proposed amendments to the Banks and Trust Companies (Large Exposures) Regulations and revising the Large Exposure Guidelines. Such amendments, if approved, aim to align reporting requirements with international standard principles while providing pertinent information to assist with supervisory oversight of individual and related party exposure.

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

Anti-Money Laundering Laws and Regulations

Money laundering is a criminal act in The Bahamas. The laws of The Bahamas concerning money laundering and combatting the financing of terrorism are contained in the following legislation, as amended: (i) the Proceeds of Crime Act, 2018; (ii) the Anti-Terrorism Act, 2018; (iii) the Financial Transactions Reporting Act, 2018; (iv) the Financial Transaction Reporting

Regulations, 2018; (v) the Financial Transactions Reporting (Wire Transfers) Regulations, 2018; (vi) the Financial Intelligence Unit Act, 2023; and (vii) the Financial Intelligence (Transactions Reporting) Regulations, 2001. The Guidelines for Licensees on the Prevention of Money Laundering & Countering the Financing of Terrorism, issued by the Central Bank of The Bahamas, apply specifically to banks and other licensees of the Central Bank of The Bahamas. The guidelines require banks to establish clear responsibilities and accountabilities to ensure that policies, procedures and controls which deter criminals from using their facilities for money laundering or the financing of terrorism, are implemented and maintained, thus ensuring that they comply with their obligations under the law. Banks must have in place sufficient controls and monitoring systems for timely detection and reporting of suspicious activities, proper verification of their customers’ identities, record keeping in accordance with applicable laws, and ongoing education and training for its employees.

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

Our principal subsidiaries own or lease the following properties:

Interbank

Interbank owns its headquarters, the Interbank Tower, located at Av. Carlos Villarán 140, Urbanización, Santa Catalina, La Victoria, Lima 13, Peru (approximately 46,585 square meters). Although most of its financial store facilities are leased, Interbank owned 39 financial store facilities as of December 31, 2025.

Additionally, on November 14, 2025, Interbank acquired all of the shares of Oporto Inmobiliaria S.A.C., whose sole asset is a building located across from Interbank’s current headquarters. In accordance with the SBS resolution approving the acquisition, Interbank intends to absorb Oporto Inmobiliaria S.A.C., by way of merger, in the near future.

Interseguro

Interseguro owns its administrative and commercial office, located at Av. Javier Prado 492, San Isidro, Lima, Peru (approximately 2,482 square meters). As of December 31, 2025, Interseguro leases 20 facilities in different provinces of Peru. Most of Interseguro’s facilities outside of Lima are subleased to Interbank, but they also sublease to third parties.

Inteligo

Inteligo had four offices as of December 31, 2025. Inteligo owns its branch in Panama and leases the rest of the facilities where it operates. Inteligo Bank’s registered headquarters are located at Inteligo Bank — Balmoral Corporate Centre, Ground Floor, Unit B, Nassau, The Bahamas. Inteligo SAB’s and Interfondos registered headquarters are located at Av. Rivera Navarrete 501, 21st floor, San Isidro, Lima, Peru. Veltria's registered headquarters are located at 801 Brickell Avenue, Miami, Florida.

Izipay

Izipay has 19 offices as of December 31, 2025. Izipay owns one administrative office, located at Calle Porta 111 Piso 7, Miraflores, Lima, Peru, and leases the rest of the facilities where it operates including its main offices at Av. Jorge Chávez 275 Piso 7, Miraflores, Lima, Peru.

SELECTED STATISTICAL INFORMATION

The following tables present certain selected statistical information and ratios for IFS for the periods indicated. The following information is included for analytical purposes and should be read in conjunction with the information included in “Item 5. Operating and Financial Review and Prospects” and our audited annual consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 20-F. The statistical information and discussion and analysis presented below for the fiscal years ended December 31, 2025, 2024 and 2023 reflect our consolidated financial position with our subsidiaries, Inteligo, Interbank, and Interseguro, for the fiscal years ended December 31, 2025, 2024 and 2023 and their results of operations for the fiscal years ended December 31, 2025, 2024 and 2023.

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

	For the year ended December 31,
	2025(1)			2024(1)			2023(1)

	(S/ in millions, except for percentages)
	Average Balance	Interest Earned	Nominal Average Rate	Average Balance	Interest Earned	Nominal Average Rate	Average Balance	Interest Earned	Nominal Average Rate
Interest-earning assets:
Cash and due from banks
Soles	2,948.7	22.4	0.8%	3,875.4	64.8	1.7%	2,933.4	48.1	1.6%
Foreign Currency	10,265.4	275.3	2.7%	8,448.1	307.9	3.6%	8,776.0	319.0	3.6%
Total	13,214.0	297.7	2.3%	12,323.4	372.6	3.0%	11,709.4	367.2	3.1%
Investments
Soles	19,311.7	1,117.3	5.8%	19,404.2	1,151.6	5.9%	18,012.1	1,104.7	6.1%
Foreign Currency	8,130.2	392.9	4.8%	7,504.3	346.9	4.6%	6,988.4	323.9	4.6%
Total	27,441.9	1,510.2	5.5%	26,908.6	1,498.5	5.6%	25,000.4	1,428.7	5.7%
Loans
Soles	37,314.1	4,107.2	11.0%	35,619.5	4,113.5	11.5%	34,567.2	4,303.2	12.4%
Foreign Currency	14,406.2	973.4	6.8%	14,026.0	1,044.7	7.4%	13,836.4	1,021.4	7.4%
Total	51,720.3	5,080.6	9.8%	49,645.5	5,158.3	10.4%	48,403.6	5,324.6	11.0%
Total interest-earning assets
Soles	59,574.4	5,246.8	8.8%	58,899.1	5,329.9	9.0%	55,512.7	5,456.0	9.8%
Foreign Currency	32,801.8	1,641.6	5.0%	29,978.4	1,699.5	5.7%	29,600.8	1,664.4	5.6%
Total	92,376.2	6,888.4	7.5%	88,877.5	7,029.4	7.9%	85,113.4	7,120.4	8.4%
Taxable interest income	—	5,195.1	—	—	5,411.0	—	—	5,460.0	—
Non-taxable interest income	—	1,693.2	—	—	1,709.4	—	—	1,660.4	—
Interest-bearing liabilities:
Deposits and obligations
Soles	34,191.9	(977.6)	(2.9%)	32,049.5	(1,119.1)	(3.5%)	29,603.8	(1,315.6)	(4.4%)
Foreign Currency	20,108.5	(358.8)	(1.8%)	19,893.3	(463.5)	(2.3%)	19,465.3	(427.7)	(2.2%)
Total	54,300.5	(1,336.4)	(2.5%)	51,942.7	(1,582.7)	(3.0%)	49,069.0	(1,743.3)	(3.6%)
Due to banks and correspondents(2)
Soles	5,549.5	(308.3)	(5.6%)	6,458.0	(324.5)	(5.0%)	7,212.7	(366.2)	(5.1%)
Foreign Currency	1,935.9	(105.2)	(5.4%)	2,283.6	(157.9)	(6.9%)	1,590.9	(108.2)	(6.8%)
Total	7,485.4	(413.5)	(5.5%)	8,741.6	(482.4)	(5.5%)	8,803.6	(474.4)	(5.4%)
Bonds, notes and other obligations
Soles	1,885.2	450.2	23.9%	1,744.3	(9.7)	(0.6%)	1,497.7	(28.6)	(1.9%)
Foreign Currency	4,458.7	(959.2)	(21.5%)	4,022.9	(405.6)	(10.1%)	4,647.5	(346.1)	(7.4%)
Total	6,343.9	(509.0)	(8.0%)	5,767.1	(415.2)	(7.2%)	6,145.3	(374.7)	(6.1%)
Total Interest-bearing liabilities:
Soles	41,626.7	(835.7)	(2.0%)	40,251.8	(1,453.3)	(3.6%)	38,314.2	(1,710.4)	(4.5%)
Foreign Currency	26,503.1	(1,423.3)	(5.4%)	26,199.7	(1,027.0)	(3.9%)	25,703.7	(882.0)	(3.4%)
Total	68,129.8	(2,259.0)	(3.3%)	66,451.5	(2,480.3)	(3.7%)	64,017.9	(2,592.4)	(4.0%)

(1)
As of and for the years ended December 31, 2025, 2024 and 2023, IFS did not maintain any of the following categories on its balance sheets: (i) federal funds sold, (ii) securities purchased with agreements to resell, (iii) federal funds purchased, (iv) securities sold under agreements to repurchase, or (v) commercial paper.
(2)
Includes inter-bank funds

The following tables set forth, by currency of denomination, average balances for our non-interest earning assets and non-interest bearing liabilities and shareholders’ equity for the periods indicated.

	For the year ended December 31,
	2025	2024	2023
	(S/ in millions)
	Average Balance	Average Balance	Average Balance
Impairment allowance for loans
Soles	(1,604.9)	(1,936.0)	(2,058.2)
Foreign Currency	(79.1)	(90.2)	(132.2)
Total	(1,683.9)	(2,026.2)	(2,190.4)
Investment Property
Soles	1,450.7	1,343.0	1,279.5
Foreign Currency	—	—	—
Total	1,450.7	1,343.0	1,279.5
Property, furniture and equipment, net
Soles	876.3	821.5	793.2
Foreign Currency	—	—	—
Total	876.3	821.5	793.2
Accounts receivable and other assets, net
Soles	1,877.0	2,354.1	1,418.9
Foreign Currency	350.0	328.3	281.2
Total	2,227.0	2,682.5	1,700.1
Intangibles and goodwill, net
Soles	1,630.3	1,662.0	1,645.0
Foreign Currency	—	—	—
Total	1,630.3	1,662.0	1,645.0
Insurance contract assets
Soles	48.2	23.0	27.9
Foreign Currency	1.1	0.9	0.7
Total	49.3	24.0	28.6
Due from customers on acceptances
Soles	—	—	—
Foreign Currency	19.8	17.7	54.9
Total	19.8	17.7	54.9
Deferred Income Tax asset, net
Soles	27.5	25.6	139.7
Foreign Currency	—	—	—
Total	27.5	25.6	139.7
Total non-interest-earning assets:
Soles	4,305.1	4,293.4	3,245.9
Foreign Currency	291.8	256.8	204.6
Total	4,596.9	4,550.1	3,450.5

	For the year ended December 31,
	2025	2024	2023
	(S/ in millions, except for percentages)
	Average Balance	Average Balance	Average Balance
Non-interest-bearing liabilities:
Due from customers on acceptances
Soles	—	—	—
Foreign Currency	19.8	17.7	54.9
Total	19.8	17.7	54.9
Accounts payable, provisions and other liabilities
Soles	2,545.4	2,634.7	2,164.6
Foreign Currency	1,887.8	1,502.0	1,029.9
Total	4,433.2	4,136.7	3,194.5
Insurance contract liabilities
Soles	8,914.5	8,287.3	7,612.2
Foreign Currency	3,780.8	4,021.3	4,070.4
Total	12,695.3	12,308.6	11,682.5
Deferred Income Tax Liability, net
Soles	135.5	110.2	80.8
Foreign Currency	—	—	—
Total	135.5	110.2	80.8
Total non-interest-bearing liabilities:
Soles	11,595.4	11,032.3	9,857.6
Foreign Currency	5,688.4	5,541.0	5,155.1
Total	17,283.8	16,573.3	15,012.6

Changes in Net Interest and Similar Income and Net Interest and Similar Expense: Volume and Rate Analysis

The following table sets forth, by currency of denomination, changes in our interest revenue and expenses between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates from the year ended December 31, 2025 to the year ended December 31, 2024 and from the year ended December 31, 2024 to the year ended December 31, 2023. Volume and rate variances have been calculated based on movements in average quarterly balances and changes in nominal interest rates, average interest-earning assets and average interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

	December 31, 2025/2024(1)			December 31, 2024/2023(1)
	Increase (Decrease) Due to Changes in:			Increase (Decrease) Due to Changes in:
	Rate	Volume	Net Change	Rate	Volume	Net Change
	(S/ in millions)
Interest-earning assets:
Cash and due from banks(2)
Soles	(35.4)	(7.0)	(42.4)	0.9	15.7	16.6
Foreign Currency	(81.3)	48.7	(32.6)	0.8	(12.0)	(11.2)
Total	(116.7)	41.7	(75.0)	1.7	3.8	5.5
Investments
Soles	(29.0)	(5.4)	(34.3)	(35.8)	82.6	46.8
Foreign Currency	15.7	30.2	46.0	(0.8)	23.9	23.0
Total	(13.3)	24.9	11.6	(36.6)	106.5	69.9
Loans
Soles	(192.9)	186.5	(6.4)	(311.2)	121.5	(189.7)
Foreign Currency	(97.0)	25.7	(71.3)	9.2	14.1	23.3
Total	(289.9)	212.2	(77.7)	(302.0)	135.6	(166.3)
Total interest-earning assets:
Soles	(257.2)	174.1	(83.1)	(346.1)	219.9	(126.2)
Foreign Currency	(162.6)	104.7	(57.9)	9.1	26.0	35.2
Total	(419.8)	278.8	(141.0)	(336.9)	245.9	(91.0)
Interest-bearing liabilities: Deposits and obligations
Soles	202.8	(61.3)	141.6	281.9	(85.4)	196.5
Foreign Currency	108.5	(3.8)	104.7	(25.9)	(10.0)	(35.9)
Total	311.4	(65.1)	246.3	256.0	(95.4)	160.7
Due to banks and correspondents
Soles	(34.3)	50.5	16.2	3.8	37.9	41.7
Foreign Currency	33.7	18.9	52.7	(1.8)	(47.9)	(49.7)
Total	(0.5)	69.4	68.8	1.9	(10.0)	(8.0)
Bonds, notes and other obligations
Soles	426.2	33.7	459.9	20.3	(1.4)	18.9
Foreign Currency	(459.9)	(93.8)	(553.7)	(122.4)	63.0	(59.5)
Total	(33.7)	(60.1)	(93.8)	(102.1)	61.6	(40.5)
Total Interest-bearing liabilities:
Soles	594.7	22.9	617.6	306.0	(48.8)	257.1
Foreign Currency	(317.6)	(78.7)	(396.3)	(150.1)	5.1	(145.0)
Total	277.1	(55.8)	221.3	155.8	(43.7)	112.1

(1)
As of and for the years ended December 31, 2025, 2024 and 2023, IFS did not maintain any of the following categories on its balance sheets: (i) federal funds sold, (ii) securities purchased with agreements to resell, (iii) federal funds purchased, (iv) securities sold under agreements to repurchase, or (v) commercial paper.
(2)
Includes inter-bank funds.

Interest-Earning Assets: Net Interest Margin and Yield Spread

The following table set forth for each of the periods indicated, by currency of denomination, our levels of average interest-earning assets, net interest income, gross yield, net interest margin and yield spread, all on a nominal basis.

	For the year ended December 31,
	2025	2024	2023
Average interest-earning assets
Soles	59,574.4	58,899.1	55,512.7
Foreign Currency	32,801.8	29,978.4	29,600.8
Total	92,376.2	88,877.5	85,113.4
Net interest income(1)
Soles	4,411.1	3,876.6	3,745.6
Foreign Currency	218.3	672.5	782.4
Total	4,629.4	4,549.1	4,528.0
Gross yield(2)
Soles	8.8%	9.0%	9.8%
Foreign Currency	5.0%	5.7%	5.6%
Total	7.5%	7.9%	8.4%
Net interest margin(3)
Soles	7.4%	6.6%	6.7%
Foreign Currency	0.7%	2.2%	2.6%
Total	5.0%	5.1%	5.3%
Yield spread(4)
Soles	6.8%	5.4%	5.4%
Foreign Currency	(0.4%)	1.7%	2.2%
Total	4.1%	4.2%	4.3%

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

Investment Portfolio

The following table sets forth our financial investment portfolio by type on the dates indicated. For more information on our financial investment portfolio as of December 31, 2025, 2024 and 2023, see Note 5 to our audited annual consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F.

	As of December 31,
	2025		2024		2023
	S/ in millions	%	S/ in millions	%	S/ in millions	%
Debt instruments measured at fair value through other comprehensive income	21,299.4	76.9%	20,377.8	77.2%	20,912.2	79.5%
Investments at amortized cost	3,883.6	14.0%	3,784.9	14.3%	3,383.0	12.9%
Investments at fair value through profit or loss	1,966.0	7.1%	1,776.6	6.7%	1,556.5	5.9%
Equity instruments measured at fair value through other comprehensive income	556.1	2.0%	458.3	1.7%	444.9	1.7%
Total	27,705.1	100.0%	26,397.5	100.0%	26,296.6	100.0%
Plus: Accrued interest	468.7		460.4		425.4
Total investments, net	28,173.8		26,857.9		26,722.0

The following tables set forth the maturities of our financial investment portfolio as of December 31, 2025, before accrued interest.

Maturities of Investment Portfolio - Yields

	1 year or less	Weighted Average Yield(1)	1-5 years	Weighted Average Yield(1)	5-10 years	Weighted Average Yield(1)	Over 10 years	Weighted Average Yield(1)	Total
Instruments measured at fair value through other comprehensive income:
Bonds	224.2	85.5%	1,030.4	4.3%	3,867.7	11.6%	5,209.4	5.8%	10,331.7
Peruvian sovereign and global Bonds	1,590.0	—	823.9	1.5%	2,350.2	9.4%	4,145.9	7.6%	8,910.0
Negotiable bank certificates issued by the Central Reserve Bank of Peru	2,057.7	9.5%	—	—	—	—	—	—	2,057.7
Total Instruments measured at fair value through other comprehensive income	3,871.9	95.0%	1,854.3	5.8%	6,217.9	21.0%	9,355.3	13.4%	21,299.4
Investments at amortized cost:
Peruvian sovereign Bonds	411.7	—	300.3	0.8%	1,844.1	12.5%	1,194.5	9.0%	3,750.5
Total Investments at amortized cost	411.7	—	300.3	0.8%	1,844.1	12.5%	1,194.5	9.0%	3,750.5
Total investments	4,283.6	95.0%	2,154.6	6.6%	8,062.0	33.5%	10,549.8	22.4%	25,049.9
%	15.5%		7.8%		29.2%		38.3%		90.9%

(1)
The weighted average yield for each range of maturity is calculated by dividing the annual interest income by the book value of the debt securities.

Loan Portfolio

The following table sets forth our loans by type of loan, at the dates indicated.

	As of December 31,
	2025		2024		2023
	S/ in millions	%	S/ in millions	%	S/ in millions	%
Loan Portfolio
Loans	39,573.4	76.4%	38,456.7	76.3%	35,789.1	74.2%
Credit cards	5,564.5	10.7%	5,386.4	10.7%	6,023.8	12.5%
Discounted notes	1,704.5	3.3%	1,706.9	3.4%	1,567.4	3.2%
Leasing	1,983.6	3.8%	1,584.4	3.1%	1,495.3	3.1%
Factoring receivables	1,273.6	2.5%	1,411.0	2.8%	1,244.8	2.6%
Advances and overdrafts	32.1	0.1%	101.8	0.2%	14.6	0.0%
Refinanced loans	467.7	0.9%	449.4	0.9%	462.0	1.0%
Past-due and under legal collection loans	1,230.6	2.4%	1,318.8	2.6%	1,652.2	3.4%
Total gross loans	51,829.9	100.0%	50,415.4	100.0%	48,249.2	100.0%
Accrued interest from performing loans	544.6	—	569.4	—	657.4	—
Unearned interest and interest collected in advance	(13.3)	—	(25.1)	—	(36.7)	—
Impairment allowance for loans	(1,591.0)	—	(1,730.2)	—	(2,349.4)	—
Total direct loans, net	50,770.2	—	49,229.4	—	46,520.4	—

Loans by Classification

The following table shows the composition of our loan portfolio by classification for the periods indicated.

	As of December 31,
	2025		2024		2023
	S/ in millions	%	S/ in millions	%	S/ in millions	%
Commercial loans	22,897.7	44.2%	22,770.5	45.2%	21,155.5	43.8%
Consumer loans	15,248.7	29.4%	15,036.4	29.8%	16,325.5	33.8%
Mortgage loans	11,400.8	22.0%	10,571.3	21.0%	9,834.4	20.4%
Small and micro-business loans	2,282.8	4.4%	2,037.2	4.0%	933.8	1.9%
Total direct gross loans(1)	51,829.9	100.0%	50,415.4	100.0%	48,249.2	100.0%

(1)
Includes refinanced loans and past due and under legal collection loans for all periods reported.

Loans by Currency

The following table presents our loan portfolio divided by currency at the dates indicated.

	As of December 31,
	2025		2024		2023
	S/ in millions	%	S/ in millions	%	S/ in millions	%
Foreign currency denominated	14,332.1	27.7%	14,287.2	28.3%	14,047.7	29.1%
Sol denominated	37,497.8	72.3%	36,128.2	71.7%	34,201.4	70.9%
Total gross loans	51,829.9	100.0%	50,415.4	100.0%	48,249.2	100.0%

As of December 31, 2025, 2024 and 2023, we did not have foreign loans that exceeded 1% of our total consolidated assets.

Maturity Composition of Our Portfolio of Loans

The following tables set forth an analysis of our portfolio of loans as of December 31, 2025, 2024 and 2023 by type and by the time remaining to maturity. Loan amounts are presented before deduction of allowances for loan losses.

	As of December 31, 2025(1)
	1 month	1-3 months	3 months-1 year	1-5 years	More than 5 years but less than 15 years	More than 15 years	Past-due loans	Total
	(S/ in millions)
Loans	2,391.1	3,236.8	9,034.4	18,043.9	6,490.4	376.7	1,230.6	40,804.0
Credit cards and other loans	1,695.6	1,003.7	1,240.0	1,625.2	0.0	—	—	5,564.5
Leasing	160.7	202.4	809.0	526.9	5.5	—	—	1,704.5
Discounted notes	836.1	851.2	294.6	1.8	—	—	—	1,983.6
Factoring receivables	524.8	382.0	366.7	—	—	—	—	1,273.6
Advances and overdrafts	32.1	—	—	—	—	—	—	32.1
Refinanced loans	21.5	22.2	69.6	278.4	75.8	0.2	—	467.7
Total gross loans	5,661.9	5,698.3	11,814.3	20,476.1	6,571.8	376.9	1,230.6	51,829.9

	As of December 31, 2024(1)
	1 month	1-3 months	3 months-1 year	1-5 years	More than 5 years but less than 15 years	More than 15 years	Past-due loans	Total
	(S/ in millions)
Loans	1,790.3	2,975.4	10,360.5	17,247.7	5,709.8	373.0	1,318.8	39,775.4
Credit cards and other loans	1,565.1	973.3	1,211.6	1,636.5	—	—	—	5,386.4
Leasing	44.0	148.0	544.7	844.0	3.8	—	—	1,584.4
Discounted notes	773.1	639.1	294.6	—	—	—	—	1,706.9
Factoring receivables	399.0	563.8	448.2	—	—	—	—	1,411.0
Advances and overdrafts	101.8	—	—	—	—	—	—	101.8
Refinanced loans	20.6	16.1	107.8	272.8	32.0	0.1	—	449.4
Total gross loans	4,693.9	5,315.7	12,967.4	20,000.9	5,745.6	373.1	1,318.8	50,415.4

	As of December 31, 2023(1)
	1 month	1-3 months	3 months -1 year	1-5 years	More than 5 years but less than 15 years	More than 15 years	Past-due loans	Total
	(S/ in millions)
Loans	1,988.4	3,226.6	8,078.4	16,516.2	5,614.1	365.5	1,652.2	37,441.3
Credit cards and other loans	1,350.9	1,397.7	1,335.3	1,939.7	—	—	—	6,023.8
Leasing	31.9	77.3	649.1	726.7	10.3	—	—	1,495.3
Discounted notes	630.8	590.7	344.9	1.0	—	—	—	1,567.4
Factoring receivables	437.6	472.7	334.5	—	—	—	—	1,244.8
Advances and overdrafts	14.6	—	—	—	—	—	—	14.6
Refinanced loans	7.4	16.5	88.9	316.9	26.6	5.7	—	462.0
Total gross loans	4,461.6	5,781.5	10,831.1	19,500.5	5,651.1	371.2	1,652.2	48,249.2

(1)
See Note 6(i) to our audited annual consolidated financial statements.

Classification of Our Loan Portfolio - Analysis of Substandard and Past Due Loans

The following tables provide the classification of our loans as of December 31, 2025, 2024 and 2023, respectively, calculated under the requirements of IFRS 9:

	As of December 31, 2025
Direct and indirect Loans	Stage 1	Stage 2	Stage 3	Total
	(S/ in millions)
Not impaired
High grade	38,039.9	292.0	—	38,331.9
Standard grade	8,151.3	1,574.5	—	9,725.8
Sub-standard grade	4,183.0	1,846.2	—	6,029.2
Past due but not impaired	1,234.6	903.9	—	2,138.5
Impaired
Individually impaired	—	—	29.1	29.1
Collectively impaired	—	—	1,143.2	1,143.2
Total gross loans	51,608.8	4,616.6	1,172.3	57,397.7
Direct loan portfolio	46,596.2	4,078.4	1,155.4	51,829.9
Indirect loan portfolio	5,012.6	538.2	16.9	5,567.7
Total gross loans	51,608.8	4,616.6	1,172.3	57,397.7

	As of December 31, 2024
Direct and indirect Loans	Stage 1	Stage 2	Stage 3	Total
	(S/ in millions)
Not impaired
High grade	35,618.9	371.7	—	35,990.6
Standard grade	9,388.4	1,632.8	—	11,021.2
Sub-standard grade	2,977.4	1,714.9	—	4,692.3
Past due but not impaired	1,335.6	1,172.8	—	2,508.3
Impaired
Individually impaired	—	—	29.4	29.4
Collectively impaired	—	—	1,242.2	1,242.2
Total gross loans	49,320.3	4,892.2	1,271.6	55,484.1
Direct loan portfolio	44,558.1	4,609.6	1,247.7	50,415.4
Indirect loan portfolio	4,762.2	282.6	23.9	5,068.7
Total gross loans	49,320.3	4,892.2	1,271.6	55,484.1

	As of December 31, 2023
Direct and indirect Loans	Stage 1	Stage 2	Stage 3	Total
	(S/ in millions)
Not impaired
High grade	39,087.4	1,526.2	—	40,613.6
Standard grade	2,864.7	1,725.7	—	4,590.4
Sub-standard grade	1,370.3	1,481.9	—	2,852.2
Past due but not impaired	1,949.9	1,460.1	—	3,410.0
Impaired
Individually impaired	—	—	42.4	42.4
Collectively impaired	—	—	1,484.1	1,484.1
Total gross loans	45,272.3	6,193.9	1,526.5	52,992.6
Direct loan portfolio	41,248.0	5,490.5	1,510.7	48,249.2
Indirect loan portfolio	4,024.3	703.4	15.8	4,743.5
Total gross loans	45,272.3	6,193.9	1,526.5	52,992.6

Impairment Allowance for Loans

The following tables show the allocation for our impairment allowance for loans as of December 31, 2025, 2024 and 2023:

	As of December 31,
	2025		2024		2023
	(S/ in millions)%		(S/ in millions)%		(S/ in millions)%
Commercial loans	174.7	10.9%	189.6	10.9%	296.2	12.5%
Consumer loans	1,269.6	79.2%	1,372.9	78.7%	1,862.4	78.7%
Mortgage loans	75.8	4.7%	93.8	5.4%	87.2	3.7%
Small and micro-business loans	83.2	5.2%	88.2	5.1%	121.5	5.1%
Total(1)	1,603.4	100.0%	1,744.4	100.0%	2,367.4	100.0%

(1)
Includes impairment allowance for indirect loans amounting to, S/12.4 million as of December 31, 2025, S/14.2 million as of December 31, 2024, and S/17.9 million as of December 31, 2023. See Note 6(d.2) to our audited annual consolidated financial statements.

The following table shows the changes in our impairment allowance for loans for the periods indicated.

	For the year ended December 31,
	2025	2024	2023
	(S/ in millions)
Balance as of January 1	1,744.4	2,367.4	2,063.4
Provision	1,136.7	1,720.2	1,981.8
Recoveries of written-off loans	158.3	179.7	138.9
Written-off loans and sales	(1,424.5)	(2,524.9)	(1,813.7)
Translation result and others	(11.6)	2.1	(3.0)
Balance as of December 31,	1,603.4	1,744.4	2,367.4
Allowances for indirect loans	12.4	14.2	17.9
Allowances for direct loans	1,591.0	1,730.2	2,349.4
Total allowances for loan losses	1,603.4	1,744.4	2,367.4
Allowances for Loan Losses at end of Period as a Percentage of Total Loans	3.1%	3.5%	4.9%
Ratios of Charge-Offs to Average Balance
Commercial loans	0.0%	0.1%	0.1%
Consumer loans	2.4%	4.4%	3.2%
Mortgage loans	0.0%	0.0%	0.0%
Small and micro business loans	0.2%	0.4%	0.3%

The ratio of allowances for loan losses to average loans decreased slightly compared to 2024, from 3.5% for the year ended December 31, 2024 to 3.1% for the year ended December 31, 2025.

Allowances for direct loans also decreased to S/1,603.4 million for the year ended December 31, 2025, compared to S/1,744.4 million for the year ended December 31, 2024.

The following tables show the changes in our impairment allowance for loans (direct and indirect) by line of business for the period indicated.

	For the Year Ended December 31, 2025
	Commercial loans	Mortgage loans	Consumer loans	Small and micro-business loans	Total
	(S/ in millions)
Balance as of January 1	189.6	93.8	1,372.9	88.2	1,744.4
Provision	36.6	(12.6)	1,050.9	61.8	1,136.7
Recovery of written-off loans	6.0	—	140.0	12.3	158.3
Written-off loans and sales	(48.7)	(3.7)	(1,293.3)	(78.8)	(1,424.5)
Translation result and others	(8.8)	(1.7)	(0.9)	—	(11.5)
Balance as of December 31	174.7	75.8	1,269.6	83.4	1,603.4

	For the Year Ended December 31, 2024
	Commercial loans	Mortgage loans	Consumer loans	Small and micro-business loans	Total
	(S/ in millions)
Balance as of January 1	296.2	87.2	1,862.4	121.5	2,367.4
Provision	(34.3)	8.0	1,655.2	91.2	1,720.2
Recovery of written-off loans	4.3	—	165.1	10.3	179.7
Written-off loans and sales	(78.2)	(1.8)	(2,310.0)	(134.9)	(2,524.9)
Translation result and others	1.6	0.3	0.2	—	2.1
Balance as of December 31	189.6	93.8	1,372.9	88.2	1,744.4

	For the Year Ended December 31, 2023
	Commercial loans	Mortgage loans	Consumer loans	Small and micro-business loans	Total
	(S/ in millions)
Balance as of January 1	282.4	61.6	1,622.4	96.9	2,063.4
Provision	73.9	29.7	1,764.1	114.1	1,981.8
Recovery of written-off loans	5.2	—	123.7	10.0	138.9
Written-off loans and sales	(63.0)	(3.6)	(1,647.6)	(99.6)	(1,813.7)
Translation result and others	(2.3)	(0.5)	(0.2)	—	(3.0)
Balance as of December 31	296.2	87.2	1,862.4	121.5	2,367.4

Composition of Deposits and Obligations

The following tables provide information on the composition of our deposits obligations for the periods indicated.

	As of December 31,
	2025		2024		2023
	(S/ in millions)%		(S/ in millions)%		(S/ in millions)%
Demand deposits
Soles	8,002.2	14.3%	8,252.0	15.3%	8,202.7	16.7%
Foreign currency	6,082.6	10.9%	5,494.6	10.2%	5,173.7	10.5%
Total	14,084.8	25.1%	13,746.7	25.6%	13,376.4	27.2%
Savings deposits
Soles	15,297.4	27.3%	12,468.5	23.2%	11,382.6	23.1%
Foreign currency	6,637.6	11.8%	6,943.2	12.9%	6,373.5	13.0%
Total	21,934.9	39.2%	19,411.7	36.1%	17,756.1	36.1%
Time deposits
Soles	12,287.9	21.9%	12,161.8	22.6%	10,242.0	20.8%
Foreign currency	6,956.0	12.4%	7,729.3	14.4%	7,046.6	14.3%
Total	19,243.9	34.3%	19,891.1	37.0%	17,288.6	35.1%
Others
Soles	629.4	1.1%	568.8	1.1%	593.5	1.2%
Foreign currency	134.6	0.2%	149.7	0.3%	173.6	0.4%
Total	764.0	1.4%	718.5	1.3%	767.1	1.6%
Total deposits
Soles	36,216.9	64.6%	33,451.1	62.2%	30,420.8	61.8%
Foreign currency	19,810.8	35.4%	20,316.9	37.8%	18,767.4	38.2%
Total	56,027.6	100.0%	53,768.0	100.0%	49,188.2	100.0%

As of December 31, 2025, 2024 and 2023, we did not have individual material deposits by foreign depositors that exceeded 10% of our total Deposits and Obligations.

The following table provides information on the composition of our domestic and foreign deposits, by average balances and average nominal rate, for the periods indicated.

	For the year ended December 31,
	2025	2024	2023
	(S/ in millions)
Deposits in Domestic Offices
Demand deposits
Average balance
Soles	8,098.0	8,361.2	7,582.1
Foreign currency	4,853.9	4,192.5	4,294.4
Total	12,951.9	12,553.7	11,876.5
Average nominal rate
Soles	2.1%	2.7%	4.5%
Foreign currency	1.1%	1.5%	1.6%
Total	1.7%	2.3%	3.4%
Savings deposits
Average balance
Soles	13,216.0	12,185.1	11,259.1
Foreign currency	6,883.7	6,571.9	7,375.7
Total	20,099.7	18,757.0	18,634.8
Average nominal rate
Soles	1.4%	1.5%	1.4%
Foreign currency	0.5%	0.6%	0.8%
Total	1.1%	1.2%	1.2%
Time deposits
Average balance
Soles	12,284.7	10,917.2	10,129.6
Foreign currency	5,424.0	5,865.5	4,060.3
Total	17,708.8	16,782.7	14,189.9
Average nominal rate
Soles	4.3%	5.5%	7.1%
Foreign currency	2.8%	3.9%	4.3%
Total	3.9%	5.0%	6.3%
Others
Average balance
Soles	593.2	585.9	632.9
Foreign currency	140.8	163.6	199.6
Total	733.9	749.5	832.5
Average nominal rate
Soles	6.6%	6.9%	6.8%
Foreign currency	4.4%	3.7%	4.2%
Total	6.2%	6.2%	6.2%
Deposits in Foreign Offices
Demand deposits
Average balance
Soles	—	—	—
Foreign currency	783.4	926.4	1,269.1
Total	783.4	926.4	1,269.1
Average nominal rate
Soles	0.0%	0.0%	0.0%
Foreign currency	0.0%	0.0%	0.0%
Total	0.0%	0.0%	0.0%
Time deposits
Average balance
Soles	—	—	—
Foreign currency	2,022.7	2,173.4	2,266.2
Total	2,022.7	2,173.4	2,266.2
Average nominal rate
Soles	0.0%	0.0%	0.0%
Foreign currency	3.5%	3.9%	4.1%
Total	3.5%	3.9%	4.1%

Uninsured Deposits

Uninsured deposits are deposits that are in excess of local deposit insurance fund, see “Regulation and Supervision—Banking Regulation and Supervision—Deposit Insurance Fund”, calculated based on the respective local regulations, as well as deposits in uninsured accounts. As of December 31, 2025, 2024 and 2023 total estimated uninsured deposits were S/33,888.8 million, S/33,790.0 million, and S/30,519.8 million, respectively.

The table below, shows the maturity of estimated uninsured time deposits as of December 31, 2025.

For the year ended December 31, 2025
(S/ in millions)
Uninsured time deposits
Within 3 months	13,162.1
From 3 to 6 months	2,374.8
From 6 to 12 months	3,053.0
Over 12 months	649.8
Total uninsured time deposits	19,239.7

The following tables provide information on the maturity of our deposits for the periods indicated.

	As of December 31, 2025
	1 month	1-3 months	3 months-1 year	1-5 years	More than 5 years	Total
	(S/ in millions)
Maturity of Deposits
Demand deposits	14,084.8	—	—	—	—	14,084.8
Saving deposits	21,935.0	—	—	—	—	21,935.0
Time deposits	7,030.4	6,134.8	5,428.9	353.8	296.0	19,243.9
Total	43,050.1	6,134.8	5,428.9	353.8	296.0	55,263.7
Percentage of Total	77.9%	11.1%	9.8%	0.6%	0.5%	100.0%

	As of December 31, 2024
	1 month	1-3 months	3 months-1 year	1-5 years	More than 5 years	Total
	(S/ in millions)
Maturity of Deposits
Demand deposits	13,746.7	—	—	—	—	13,746.7
Saving deposits	19,411.7	—	—	—	—	19,411.7
Time deposits	7,744.9	5,179.6	6,263.4	413.0	290.2	19,891.1
Total	40,903.3	5,179.6	6,263.4	413.0	290.2	53,049.5
Percentage of Total	77.1%	9.8%	11.8%	0.8%	0.5%	100.0%

	As of December 31, 2023
	1 month	1-3 months	3 months-1 year	1-5 years	More than 5 years	Total
	(S/ in millions)
Maturity of Deposits
Demand deposits	13,376.4	—	—	—	—	13,376.4
Saving deposits	17,756.1	—	—	—	—	17,756.1
Time deposits	6,131.7	3,890.6	6,458.1	512.3	296.0	17,288.6
Total	37,264.1	3,890.6	6,458.1	512.3	296.0	48,421.1
Percentage of Total	77.0%	8.0%	13.3%	1.1%	0.6%	100.0%

Short-Term Borrowings

The following tables provide information on the composition of our short-term borrowings for the periods indicated.

	As of December 31,
	2025		2024		2023
	(S/in millions)	Average rate	(S/in millions)	Average rate	(S/ in millions)	Average rate
Inter-bank funds	55.0	4.3%	—	—	119.7	6.8%
Due to banks and correspondents	4,238.8	4.6%	3,242.9	5.1%	4,485.8	5.1%
Bonds, notes and other obligations	1,857.9	4.3%	—	—	—	—
Total	6,151.8	4.5%	3,242.9	5.1%	4,605.5	5.1%

	As of December 31,
	2025	2024	2023
	(S/in millions except for percentages)
Average balance	4,244.5	4,191.5	3,349.1
Maximum quarter-end balance	7,836.8	4,669.1	4,669.1
Weighted-average nominal interest rate	5.3%	5.1%	5.9%

ETHICS AND CORPORATE COMPLIANCE

IFS is committed to promoting a strong and consistent culture of ethics and integrity across its subsidiaries, which supports its business operations and relationships with stakeholders. Pursuant to its Corporate Code of Ethics, IFS promotes ethical conduct and compliance with applicable laws, regulations, and internationally recognized standards throughout its operations.

In 2025, IFS strengthened its labor practices by updating the IFS Human Rights Policy to incorporate principles of fair and equitable remuneration, as well as a balanced approach between productivity and employee well-being. These enhancements reinforce internal practices and align our labor standards with a long-term sustainability vision and people-centered growth.

The Corporate Compliance Program is designed to prevent, detect, and report inappropriate conduct through a system of policies, internal controls, and oversight mechanisms, as well as to mitigate legal and reputational risks and support the sustainability of the business. IFS has adopted a Corporate Compliance Policy that is based on applicable local and U.S. regulatory requirements, internationally recognized best practices, and the Company’s principles and values.

IFS conducts periodic compliance risk assessments, as well as internal and independent external audits, to evaluate the effectiveness of its compliance program. The results of these assessments and audits are reported to the board of directors to ensure appropriate oversight and accountability. The program is further supported by mandatory compliance training for all employees, including tailored training for members of the board of directors, front-office employees, and compliance staff. These measures are complemented by a structured disciplinary framework designed to reinforce compliance expectations and address violations.

The Compliance Program has a risk-based approach, which focuses on mitigation of risks that could negatively affect our reputation. This proactive approach seeks to ensure that our resources are focused on the most critical areas of risk, allowing us to effectively prevent, detect, and address potential issues before they escalate. To support this, our program includes the following policies:

Anti-Money Laundering / Countering the Financing of Terrorism (“AML/CFT”)

IFS and its subsidiaries have implemented a risk-based AML/CFT program focused on fostering a strong culture of prevention. The program is designed to foster compliance with regulations applicable to each subsidiary, as well as with international standards and best practices, including those issued by the Financial Action Task Force (FATF).

IFS’s subsidiaries have implemented policies and procedures consistent with the IFS Corporate Compliance Policy and applicable local regulations. These policies are approved by their respective Boards of Directors and reviewed on a periodic basis. The program includes, but is not limited to, the following:

•
AML/CFT Policies and Procedures: comprehensive written policies aligned with applicable laws, regulations, and international standards.

•
AML/CFT Risk Assessment: a documented risk-based approach to identify, assess, and mitigate exposure across products, services, customers, and geographies.
•
Customer Due Diligence (CDD) Protocols: including Customer Identification Program (CIP), Know Your Customer (KYC), standard due diligence (DD), and enhanced due diligence (EDD) for high-risk clients. Procedures should include screening against OFAC and other international sanctions lists.
•
Transaction Monitoring and Reporting: automated systems to detect unusual or suspicious activities, with clear escalation processes and timely regulatory reporting where applicable.
•
Third-Party and Employee Due Diligence: “Know Your Employee,” vendor, and counterparty policies to assess integrity and mitigate associated risks.
•
Ongoing Review of High-Risk Client: periodic reassessment and documentation of customers classified as high risk.
•
Independent Testing and Audits: regular internal and external audits to validate program effectiveness and compliance.
•
Mandatory Training and Awareness: Ongoing e-learning for all employees, complemented by annual and role-specific training for directors, officers, and staff to ensure a clear understanding of AML/CFT obligations and responsibilities.
•
Recordkeeping and Documentation: secure retention of all relevant records for the legally required period, ensuring accessibility for regulatory review.
•
Governance and Oversight: appointment of a designated Compliance Officer with direct reporting lines to the Board and administrative reporting to the CEO.

In response to ongoing digital transformation, IFS seeks to enhance its subsidiaries’ capabilities with technology and data analytics to improve operational efficiency, automate selected processes, and strengthen its compliance framework. These tools support the prevention and detection of money laundering and terrorist financing risks through the application of risk-based models calibrated to our risk profile and evolving regulatory requirements.

In addition, the AML Compliance Officer of each subsidiary is responsible for reviewing potentially suspicious transactions and, where required, report such transactions to the relevant local regulatory authority in accordance with applicable laws and regulations.

Anti-Corruption Program

IFS's Anti-Corruption program is built upon a robust framework of policies and procedures designed to comply with the local and international anti-corruption laws, including the Foreign Corrupt Practices Act (“FCPA”). The program is tailored to IFS’s business model and risk profile, and it encompasses, among other elements, roles and responsibilities, a zero-tolerance policy towards bribery and corruption, guidelines on gifts, conflicts of interest, donations, and hiring and appointing employees, officers, and directors. Reporting mechanisms for violations and corresponding sanctions are integrated into the program. As part of this program, IFS prohibits its directors, officers and employees from making any political contribution on its behalf or its subsidiaries.

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

To maintain accountability and uphold these standards, IFS and its subsidiaries have a sanction program for non-compliance with data protection laws, for violations to be promptly addressed and rectified.

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

Whistleblower Hotline

IFS and its subsidiaries maintain a confidential and independent reporting channel available 24/7, which allows employees and other stakeholders to report concerns, including suspected misconduct, fraud, policy violations, or unethical or unlawful behavior. Reports may be submitted anonymously through multiple channels, including a website, email, or telephone hotline.

The reporting channel is administered by an independent third-party provider. IFS has adopted a non-retaliation policy designed to protect individuals who report concerns in good faith and to support the confidentiality and integrity of the reporting process, in accordance with applicable laws and regulations.

Each subsidiary’s compliance team is responsible for the review, investigation, and resolution of reported matters. Allegations involving sensitive issues or members of senior management are subject to escalation protocols that provide for reporting, as appropriate, to the Chief Executive Officer of IFS, the Audit Committee, and/or the Board of Directors.

ITEM 4A. Unresolved Staff Comments

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.
Operating Results

Factors Affecting Our Results of Operations

Substantially all of our operations are conducted in Peru. Accordingly, our results of operations and financial condition are dependent on economic conditions, consumer spending and investment levels in Peru. During the 1980s, Peru experienced a severe economic crisis and high levels of inflation. Beginning in the 1990s, however, the Peruvian government implemented a series of structural reforms, which helped stabilize the Peruvian economy and foster continued GDP growth, lower inflation and interest rates, more stable currency and significantly improved public finances. Furthermore, Peru’s macroeconomic fundamentals remain solid, the country’s economy has experienced a recovery in the last years, mainly explained by higher domestic demand, as a result of a rebound of private investment and private consumption. This recovery has been despite political instability, which have resulted in resignations and impeachment of various presidents, including most recently former President Dina Boluarte. On October 10, 2025, Peru’s Congress voted to impeach and remove President Dina Boluarte for permanent moral incapacity following months of investigations and political confrontation. Pursuant to the constitutional line of succession, an interim successor, José Jerí, was sworn in pending the definition of an electoral timetable. However, on February 17, 2026, Peru's Congress voted to remove President José Jerí from office after just four months, following allegations regarding corruption concerns. On February 18, 2026, Congress appointed José María Balcázar as interim president. Nonetheless, Peru has a resilient domestic market, with continued optimism among both businesses and consumers. Business expectations remain in optimistic ranges and consumer confidence is stable, supporting domestic demand and employment generation.

In 2023, GDP contracted by 0.6%. Some of the most important drivers were social conflicts and the El Niño weather phenomenon. In addition to these factors, the Peruvian economy was also affected by: (i) persistent high inflation (especially in the food sector) despite the economic slowdown (which started in the second half of 2023), (ii) real wages that remained below pre-pandemic levels, (iii) real interest rates at two-decade highs due to the BCRP’s effort to control inflation, (iv) political uncertainty, and (v) a decrease in new large projects which are usually drivers for private investment. On the other hand, inflation decreased to 3.2% in the year 2023, nearly within BCRP’s target range of 1% - 3%. A factor that contributed to lower inflation was the reduction in domestic demand and private investment, which decreased 1.1% and 6.1%, respectively, during 2023. As a result, the BCRP reference policy rate was reduced to 6.75% as of December 2023 (from 7.50% as of December 2022).

In 2024, the economy showed a recovery compared to 2023. The GDP grew 3.3%, driven by several factors. A 4.0% increase in domestic demand and an increase in public investment, particularly in infrastructure, contributed positively to economic growth. Moreover, Peru enjoyed high export prices for key commodities, as reflected in a yearly growth of the terms of trade of 12.6%. Furthermore, the BCRP decreased the reference rate by 175 basis points during the year and inflation remained in line with the BCRP target range at 2.0%. The exchange rate also showed a stable performance. Additionally, the economy received positive impacts due to private investment, mostly in infrastructure with projects such as the "Mega Puerto de Chancay", which represents a total investment of U.S.$4.8 billion and aims to establish Peru as a key port hub in the South Pacific.

In 2025, the country recorded a GDP growth rate of 3.4%, reflecting sustained economic activity, driven by a strong performance in primary sectors such as agriculture and mining, followed by primary manufacturing, construction, and commerce. Inflation remained contained at 1.5% as of December 31, 2025, comfortably within the BCRP’s target range (1% - 3%), signaling effective monetary policy implementation. Additionally, the Peruvian sol has strengthened more than 10% this year against the U.S. dollar, and the reference rate remains low at 4.25%, maintaining favorable financial conditions for ongoing growth. Furthermore, Peru’s external position remains robust, with net international reserves reaching U.S.$90.2 billion in December 2025, while non-financial public sector debt stands at a low 30.2% of GDP in December 2025. Peru’s economy has demonstrated notable resilience, underpinned by sound macroeconomic fundamentals and prudent policy management.

The table below sets forth additional details regarding Peru’s recent economic performance.

	2025	2024	2023	2022	2021
Peruvian real GDP growth rate	3.4%	3.3%	(0.6)%	2.7%	13.6%
Domestic demand growth	5.8%	3.8%	(1.7)%	2.3%	14.4%
Private consumption growth	3.6%	2.8%	0.1%	3.6%	11.7%
Fixed private investment (real growth)	10.0%	2.6%	(7.2)%	(0.5)%	37.6%
Reference interest rate	4.3%	5.0%	6.8%	7.5%	2.5%
Fiscal (deficit) (% of GDP)	(2.2)%	(3.6)%	(2.8)%	(1.6)%	(2.6)%
Variation in Consumer Price Index (“CPI”)	1.5%	2.0%	3.2%	8.5%	6.4%
Unemployment rate (Metropolitan Lima)	5.9%	6.4%	6.8%	7.8%	10.7%
Disposable income growth	8.6%	6.1%	2.8%	0.5%	10.8%
Public external debt as a percentage of Peruvian GDP	12.9%	15.5%	15.8%	17.5%	19.5%
Net international reserves (U.S.$ in millions)	90,214	78,987	71,033	71,883	78,495

Sources: The Central Reserve Bank of Peru and INEI.

The deterioration of the macroeconomics conditions in Peru in 2023 led to higher provision requirements as well as lower provision recoveries, as increase in non-performing loans and a slowdown in the origination of new loans due to more stringent lending requirements that we have put in place. Our loan provisions have also been impacted amidst higher risk in consumer loans due to the social protests and adverse climate events that took place in Peru at the beginning of 2023.

During 2024, the recovery of economic conditions, the boost from government programs such as Impulso MYPERU, and the liquidity events from the release of CTS and pension fund withdrawals led to better payment behavior among individuals, resulting in a reduction in provisions quarter-to-quarter throughout the year. For the year ended December 31, 2025, originations of retail consumer loans have remained slow, as the credit card and personal loans (including payroll deductible loans) remained stable as a portion of the loan portfolio at around 30% by December 2025 and 2024, increasing by 1.4% year-over-year. Payroll deductible loans decreased by 2% year over year. We observed lower provision requirements from retail and commercial loans, leading to a gradual improvement in the cost of risk and profitability on a quarter-by-quarter basis in 2025. The cost of risk improved each quarter, starting at 2.8% in March 2025, and showing a downward trend through December 2025 at 1.8%.

The Peruvian government’s conservative fiscal policy, coupled with the Central Reserve Bank of Peru’s responsible management of inflation and international reserves has helped Peru maintain its investment grade ratings by Moody’s (Baal), S&P (BBB-) and Fitch (BBB). Peru’s credit ratings are subject to periodic review and may be revised or lowered at any time.

Furthermore, in its most recent forecast as of December 2025, the Central Reserve Bank of Peru has estimated real GDP growth of 3.0% for 2026, as compared to a 3.4% growth in 2025, 3.0% growth in 2024, and a 0.6% decrease registered in 2023.

Interest Rates

In general, increases in prevailing interest rates result in more interest revenue from loans. An increase of prevailing interest rates may, however, adversely affect Interbank as a result of reduced overall demand for loans and greater risk of default by its clients. In addition, relatively high interest rates affect Interbank’s funding costs, and can adversely affect spreads on its loan portfolio if Interbank is unable to pass on the increased funding costs to its clients. On the other hand, a decrease in interest rates can reduce Interbank’s revenue from its loan portfolio. This revenue decrease may be offset by an increase in the volume of loans resulting from higher demand and/or a decrease in Interbank’s funding costs. By the end of 2021, the BCRP increased the reference interest rate to 2.50%, throughout 2022 it continued the gradual rise of the reference rate on a monthly basis, closing the year at 7.50%. By the end of 2023, the BCRP closed the reference interest rate at 6.75%. In 2024, it became the first central bank in the region to lower the reference interest rate, which was reduced in 175 basis points, to 5.00% by the end of the year. In 2025, the reference interest rate continued to decrease by an additional 75bps and, as of February 2026, the reference interest rate is 4.25%.

In May 2021, the Central Reserve Bank of Peru set the methodology to determine maximum interest rates applicable to three types of loans: (i) ordinary consumer credit; (ii) consumer loans equivalent to two UIT (Unidad Impositiva Tributaria) or less; and (iii) credit for small and micro businesses, as ruled by Law No. 31143. Maximum interest rates are to be set at two times the average rate of consumer loans during the period between two and seven months prior to becoming effective. The interest rate cap was first effective for the period between May and October 2021 at a level of 83.4% for loans denominated in soles and 68.4% for loans denominated in U.S. dollars. For the period between November 2023 and April 2024, the interest rate cap was 101.86% for loans denominated in soles and 82.94% for loans denominated in U.S. dollars. For the period between May 2024 and October 2024, the interest rate cap was 109.8% for loans denominated in soles and 87.6% for loans denominated in U.S. dollars. For the period between November 2024 and April 2025, the cap was further increased to 112.98% in soles and 89.6% in U.S. dollars. For the period between May 2025 and October 2025 the interest rate cap was 115.14% for loans denominated in soles and 96.89% for loans denominated in U.S. dollars. For the period between November 2025 and April 2026 the interest rate cap has been decreased to 113.16% in soles and 95.4% in U.S. dollars. The interest rate cap has not represented a major disruption to Interbank’s results.

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

Inflation

Our performance may be impacted by inflation, because substantially all of our assets are not adjusted for the effects of inflation. During the 1980s, Peru experienced hyperinflation, negative economic growth and substantial currency devaluation. Inflation rates in Peru began to decrease in the 1990s and in the last 14 years Peru had one of the lowest average inflation rates in the region, partly due to the monetary policy implemented by the Central Reserve Bank of Peru and partly due to the conservative fiscal policy of the Peruvian government. In 2002, in order to maintain low inflation rates, the Central Reserve Bank of Peru established an annual inflation target of 2.5% within a range of one percentage point. In 2007, the target was lowered to 2%, within a range of one percentage point. The Central Reserve Bank of Peru has maintained its target inflation range ever since. The inflation rate in Peru, as measured by changes in the Metropolitan Lima consumer price index published by the INEI, was 1.8% in 2020, 6.3% in 2021, 7.9% in 2022, 4.0% in 2023, 1.8% in 2024 and 1.5% in 2025. In its most recent forecast as of December , 2025, the Central Reserve Bank of Peru has estimated Peru’s inflation to be 2.0% in 2026.

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

In 2025, the sol has strengthened against the U.S. dollar, primarily due to the latter’s depreciation. This trend has been supported by a combination of factors, including favorable terms of trade for exports, a sound and stable macroeconomic environment, and resilient external accounts. As of December 31, 2025, the exchange rate closed at S/3.363 per U.S.$1.00. Any future changes in the value of the sol against the U.S. dollar and other foreign currencies could adversely affect our financial condition and results of operations to the extent that our subsidiaries maintain a gap between foreign denominated assets and liabilities.

The Peruvian government adopted a policy to encourage the de-dollarization of the Peruvian economy. This policy included promoting the development of a sol capital market and local currency yield curves. The proportion of outstanding loans in the banking system denominated in U.S. dollars has fallen from 51.0% as of December 31, 2011 to 26.1% as of December 31, 2025, according to figures published by the SBS. The percentage of deposits in the banking system denominated in U.S. dollars was approximately 47.3% as of December 31, 2011 compared to 35.6% as of December 31, 2025. Our proportion of loans in soles increased from 53.2% as of December 31, 2011 to 74.4% as of December 31, 2025, while deposits in soles increased from 56.8% as of December 31, 2011 to 67.9% as of December 31, 2025.

As of December 31, 2025, 69.5% of Interseguro’s investment portfolio was invested in soles and 30.5% was invested in U.S. dollars. According to Interseguro’s investment policy, it allocates the currency of its investment portfolio to mitigate potential currency volatility between its investment assets and its insurance liabilities.

Substantially all of Inteligo’s financial assets and liabilities are denominated in U.S. dollars.

Monetary Policy

The BCRP aims to stabilize inflation expectations by setting an inflation target range of 1% to 3%, established in 2007, and makes monetary policy decisions based on a reference rate for interbank market interest rates.

In 2023, the BCRP decreased the rates to 7.00% and 6.75% as of November 30, 2023 and December 19, 2023, respectively. In 2024, the BCRP kept on gradually decreasing rates by 25 basis points until reaching a reference rate of 5.75% in May 2024. In August and September 2024, the BCRP further reduced the reference rate by 25 basis points cuts to reach 5.25%. In November 2024, the BCRP further lowered the reference interest rate 25 basis points. As of December 31, 2024, the reference interest rate was 5.00%. In 2025, BCRP further reduced the reference rate three times by 25 basis point cuts each, in January 2025, May 2025 and September 2025 respectively. As of December 31, 2025, the reference interest rate was 4.25%.

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

However, as of December 2022, the annuities market has continued to stabilize as a result of the introduction of private annuities, a type of annuity created to fill the vacuum left by the law. This product, pioneered by Interseguro in October 2016 and soon followed by other providers, helped the industry recover a portion of the lost market. In 2025, private annuities accounted for 16.1% of the premiums collected in 2025 for the insurance industry. For Interseguro, private annuities represented 77.4% of its S/1,228.0 million in collections in annuities as of December 31, 2025.

Subsequent Adjustments to the Expected Loss Model

We applied an expert judgment (i.e., a qualitative adjustment to the expected credit loss model based on management's professional assessment of conditions not yet fully reflected in the model's inputs) to capture the effects of the current economic situation on the estimation of the loan portfolio, considering the impact of governmental decisions regarding the withdrawal of CTS deposits and AFP funds, in 2024 and 2025. As consequence of the liquidity excess generated by these measures, we identified an improvement of the risk rating scoring (“BURO”), which has affected the regular behavior and performance of the expected credit losses in the retail clients segment. We also enhanced our monitoring of outcomes from the expected loss model and we also record subsequent adjustments to the calculation, thus neutralizing the improvements of the credit scoring due to temporary improvements in retail clients.

These adjustments seek to ensure a more representative risk estimation, taking into consideration the uncertainty generated by the current situation of the loans’ performance.

Adoption of New Standards and Disclosures

Generally, we have only adopted standards, interpretations or amendments that were effective in each year. Therefore, standards, interpretations or amendments that become effective in 2026 or later have not been early adopted.

On January 1, 2025, we adopted the following amendment: in connection with the lack of exchangeability, an amendment to IAS 21 "The effect of changes in foreign exchange rates." See Note 3.2 to our audited annual consolidated financial statements.

On January 1, 2024, we adopted the following standards, interpretations, or amendments: (i) in connection with lease liability in a sale and leaseback, amendments to IFRS 16 "Leases," (ii) in connection with classification of liabilities as current or non-current, amendments to IAS 1 "Presentation of Financial Statements” and (iii) in connection with supplier finance arrangements, amendments to IAS 7 "Statements of Cash Flows" and IFRS 7 "Financial instruments: Disclosures."

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

Financial Condition as of December 31, 2025 Compared to December 31, 2024

The following table sets forth the principal components of our consolidated statement of financial position as of December 31, 2025 and December 31, 2024.

	As of December 31, 2025	As of December 31, 2024	Change
	(S/ in millions)		(S/ in millions)%
Assets
Cash, due from banks and inter-bank funds	14,076.0	12,835.3	1,240.7	9.7%
Financial investments	28,173.8	26,857.9	1,315.9	4.9%
Loans, net of unearned interest	52,361.2	50,959.6	1,401.6	2.8%
Impairment allowance for loans	(1,591.0)	(1,730.2)	139.1	(8.0%)
Investment property	1,540.6	1,381.8	158.8	11.5%
Property, furniture and equipment, net	967.3	814.4	152.9	18.8%
Intangibles and goodwill, net	1,626.1	1,667.8	(41.6)	(2.5%)
Reinsurance contract assets	57.2	18.6	38.6	n.m
Other assets	1,886.3	2,698.5	(812.2)	(30.1%)
Total assets	99,097.4	95,503.8	3,593.6	3.8%
Liabilities and equity
Deposits and obligations	56,027.6	53,768.0	2,259.6	4.2%
Due to banks and correspondents and inter-bank funds	7,221.0	7,562.1	(341.0)	(4.5%)
Bonds, notes and other obligations	5,590.4	6,075.4	(485.0)	(8.0%)
Insurance and reinsurance contract liabilities	13,063.3	12,524.3	538.9	4.3%
Other liabilities	4,773.3	4,595.3	177.9	3.9%
Total liabilities	86,675.6	84,525.2	2,150.4	2.5%
Equity, net
Equity attributable to IFS’s shareholders	12,348.6	10,915.2	1,433.4	13.1%
Non-controlling interest	73.3	63.4	9.9	15.6%
Total equity, net	12,421.8	10,978.6	1,443.2	13.1%
Total liabilities and equity net	99,097.4	95,503.8	3,593.6	3.8%

n.m. means not meaningful.

Our assets were S/99,097.4 million as of December 31, 2025, a 3.8% increase from S/95,503.8 million as of December 31, 2024. This was mainly driven by a 9.7% increase in cash, due from banks and inter-bank funds, a 2.8% increase in loans, net of unearned interest, a 4.9% increase in financial investments, as well as an 8.0% decrease in impairment allowance for loans, and an 11.5% increase in investment property. These factors were partially offset by decreases of 2.5% and of 30.1% in intangibles and goodwill and in other assets, respectively.

The increase in cash, due from bank and inter-banks funds was mainly due to higher lace funds and deposits at the BCRP. The increase in loans, net of unearned interest, showed a higher balance mostly driven by an increase in the commercial and retail portfolio. The reduction in impairment allowances of loans is mostly explained by a lower exposure to higher risk segments in the banking business, as well as a recovery of the Peruvian economy and liquidity events, which in turn positively impacted the payment behavior.

Our liabilities reached S/86,675.6 million as of December 31, 2025, a 2.5% increase from S/84,525.2 million as of December 31, 2024. This was mainly driven by a 4.2% increase in deposits and obligations, and increases of 4.3% in insurance and reinsurance contract liabilities and 3.9% in other liabilities; which were partially offset by a 8.0% decrease in bonds, notes and other obligations and an 4.5% reduction in due to banks and correspondents and inter-bank funds.

Our net equity was S/12,421.8 million as of December 31, 2025, a 13.1% increase from S/10,978.6 million as of December 31, 2024, mainly as a result of higher retained earnings due to increased results of operation in 2025.

For more information of our liquidity, capital resources and commitments and obligations, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Results of Operations for the Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

The following table sets forth the principal components of our consolidated profit for the years ended December 31, 2025 and 2024.

	For the year ended December 31,
	2025	2024	Change
	(S/ in millions)		(S/ in millions)%
Interest and similar income	6,888.4	7,029.4	(141.0)	(2.0%)
Interest and similar expenses	(2,259.0)	(2,480.3)	221.3	(8.9%)
Net interest and similar income	4,629.4	4,549.1	80.3	1.8%
Impairment loss on loans, net of recoveries	(1,136.7)	(1,720.2)	583.5	(33.9%)
Loss due to impairment of financial investments	(263.8)	(47.5)	(216.2)	n.m
Net interest and similar income after impairment loss	3,228.9	2,781.4	447.5	16.1%
Fee income from financial services, net	1,219.6	1,142.9	76.7	6.7%
Other income	1,197.9	791.6	406.3	51.3%
Result from insurance activities	(47.8)	(169.8)	122.0	(71.8%)
Total other expenses	(3,163.2)	(2,900.2)	(263.0)	9.1%
Income before translation result and income tax	2,435.4	1,646.0	789.4	48.0%
Translation result	38.0	(24.1)	62.1	n.m
Income Tax	(530.3)	(314.4)	(215.9)	68.7%
Net profit for the year	1,943.2	1,307.5	635.7	48.6%
Attributable profit to:
IFS’ shareholders	1,932.4	1,300.1	632.3	48.6%
Non-controlling interest	10.7	7.4	3.3	45.3%

n.m. means not meaningful.

Our net profit was S/1,943.2 million for the year ended December 31, 2025, a 48.6% increase compared to 2024.

The higher net profit was mainly a result of a decrease of S/583.5 million in impairment loss on loans, as well as increases of S/406.3 million in other income, S/122.0 million in insurance result, S/80.3 million in net interest and similar income, S/76.7 million in fee income from financial services, and S/62.1 million in translation result. These effects were partially offset by a S/263.0 million increase in other expenses, a S/216.2 increase on loss due to impairment of financial investments, and a S/215.9 million increase in income tax.

Impairment loss on loans, net of recoveries decreased S/583.5 million, explained by lower provision requirements in both retail and commercial loan books, associated with the continued strong payment behavior from our clients. As a result, cost of risk for 2025 stood at 2.3%.

Results from insurance activities increased S/122.0 million due to higher CSM (contractual service margin) release in life and annuities and better-than-expected results from the disability and survivorship portfolio acquired through a two-year bidding process from the Peruvian private pension system.

Other income showed an increase of S/406.3 million, explained mainly by S/280.0 million in net gain on valuation of trading securities, S/75.5 million in net gain on sale securities, and S/40.8 million in valuation gain from investment properties.

Net interest and similar income grew S/80.3 million, or 1.8%, mainly due to a decrease of S/221.3 million in interest and similar expenses, mostly related to the downward trend in interest rates in the market, as well as the efficient funding strategy in our banking business. These effects were partially offset by a S/141.0 million decrease in interest and similar income, which was in turn due to a change in the loan portfolio in our banking business.

Fee income from financial services showed an increase of S/76.7 million. This increase was mostly explained by higher commissions from our banking subsidiary of S/92.8 million, related to a higher number of transactions and higher credit card usage; as well as an increase of S/25.0 million in our wealth management business, which is directly related to the double-digit growth in assets under management. Partially offset by a decreased of S/32.3 million in fee income from Izipay.

The increase in other expenses of S/263.0 million was mostly attributed to by an increase of S/192.1 million in our banking business, mostly related to higher technology expenses and employee salaries; and an increase of S/44.9 million in our insurance business.

The S/216.2 million increase in impairments from financial investments is mainly related to the exposure to Rutas de Lima (RdL) and Integratel Perú (previously Telefónica del Perú) in our insurance company.

Income tax showed an increase of S/215.9 million, mainly due to increase in current income as a consequence of increased results of operations in 2025.

IFS’s ROE was 16.8% in 2025, higher than the 12.6% registered in 2024.

Results of Operations by Segment

The following table presents an overview of certain consolidated income statement data for each of our segments for the years ended December 31, 2025 and 2024.

	Banking		Insurance		Wealth Management		Holding, other subsidiaries and eliminations		Consolidated
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Interest and similar income	5,815.7	5,969.6	921.8	871.0	160.1	178.2	(9.2)	10.6	6,888.4	7,029.4
Interest and similar expenses	(1,980.7)	(2,217.2)	(184.5)	(153.5)	(98.6)	(108.5)	4.7	(1.1)	(2,259.0)	(2,480.3)
Net interest and similar income	3,835.0	3,752.4	737.3	717.5	61.5	69.7	(4.4)	9.5	4,629.4	4,549.1
Impairment loss on loans, net of recoveries	(1,136.7)	(1,719.9)	—	—	0.0	(0.3)	—	—	(1,136.7)	(1,720.2)
Recovery (loss) due to impairment of financial investments	(0.0)	(1.0)	(264.1)	(45.9)	0.4	(0.6)	—	—	(263.8)	(47.5)
Net interest and similar income after impairment loss	2,698.3	2,031.5	473.2	671.6	61.9	68.8	(4.4)	9.5	3,228.9	2,781.4
Fee income from financial services, net	884.6	791.8	(12.6)	(10.6)	196.0	171.0	151.7	190.8	1,219.6	1,142.9
Other income	620.2	513.5	272.0	121.2	162.5	85.2	143.1	71.7	1,197.9	791.6
Result from insurance activities	—	—	(47.8)	(169.8)	—	—	—	—	(47.8)	(169.8)
Total other expenses	(2,249.1)	(2,057.0)	(446.0)	(401.2)	(175.3)	(175.5)	(292.7)	(266.5)	(3,163.2)	(2,900.2)
Income (loss) before translation result and income tax	1,954.0	1,279.9	238.8	211.3	245.1	149.5	(2.4)	5.4	2,435.4	1,646.0
Translation result	2.4	(7.4)	35.7	(9.4)	(1.1)	(2.1)	1.0	(5.3)	38.0	(24.1)
Income tax	(481.4)	(265.1)	—	—	(12.8)	(10.1)	(36.1)	(39.2)	(530.3)	(314.4)
Net profit (loss) for the year	1,475.0	1,007.4	274.5	201.9	231.1	137.3	(37.5)	(39.1)	1,943.2	1,307.5
Attributable to:
IFS’ shareholders	1,475.0	1,007.4	274.5	201.9	231.1	137.3	(48.2)	(46.4)	1,932.5	1,300.1
Non-controlling interest	—	—	—	—	—	—	10.7	7.4	10.7	7.4

The discussion below covers each of our reported segments and corresponds to information before adjustments and eliminations for consolidation, as of and for the years ended December 31, 2025 and 2024, in accordance with IFRS Accounting Standards.

Banking

Interbank’s profits were S/1,475.0 million for the year ended December 31, 2025, which represented an increase of S/467.6 million, or 46.4%, compared to the profit for the year ended December 31, 2024.

The yearly performance was mainly attributed to a decrease of S/583.2 million in impairment loss on loans, net of recoveries, and increases of S/106.7 million in other income, of S/82.6 million in net interest and similar income and of S/92.8 million in fee income from financial services. These effects were partially offset by an increase of S/216.3 million in income tax and of S/192.1 in other expenses.

Interbank’s ROE was 15.6% in 2025, representing a higher profitability compared to the 12.2% reported in 2024.

Interest and Similar Income

The following table presents the components of interest and similar income for our banking segment for the years ended December 31, 2025 and 2024.

	For the year ended December 31,
	2025	2024	Change
	(S/ in millions)		(S/ in millions)%
Interest and similar income
Interest on loan portfolio	4,992.0	5,063.9	(71.9)	(1.4%)
Interest on financial investments	547.6	566.6	(19.0)	(3.3%)
Interest on due from banks and inter-bank funds	276.1	339.1	(63.0)	(18.6%)
Total	5,815.7	5,969.6	(153.9)	(2.6%)
Nominal average rate	7.9%	8.4%	—	—

Interest and similar income decreased 2.6% due to a 1.4% decrease in interest on loan portfolio, as well as a 18.6% decrease in interest on due from banks and inter-bank funds and of 3.3% in interest on financial investments.

Interest on loan portfolio decreased S/71.9 million, or 1.4%, due to a decrease of 50 basis points in the average rate, partially offset by a 4.3% increase in the average volume. The decrease in the average rate on loans was explained by a reduction of 70 basis points in the retail portfolio, as well as a 30 basis points decrease in the commercial portfolio. The average volume of loans increased 4.3% due to an 8.6% increase in the commercial portfolio, and a 0.6% increase in retail loans. As a result, yield on loans decreased 50 basis points, from 10.5% to 10.0%.

Interest on financial investments decreased S/19.0 million, or 3.3%, due to a decrease of 10 basis points in the average yield, while the average volume showed a small reduction of 0.3%.

Interest on due from banks and inter-bank funds decreased by S/63.0 million, or 18.6%, explained by a 70 basis points decrease in the average yield, partially offset by an 8.1% increase in the average volume. The reduction in the average yield has to do with the downward trend in rates.

As a result of the above, the nominal average yield on interest-earning assets contracted 50 basis points, from 8.4% in 2024 to 7.9% in 2025.

Interest and Similar Expenses

The following table presents the components of interest and similar expenses for our banking segment for the years ended December 31, 2025 and 2024.

	For the year ended December 31,
	2025	2024	Change
	(S/ in millions)		(S/ in millions)%
Interest and Similar Expenses
Interest and fees on deposits and obligations	(1,261.5)	(1,491.0)	229.5	(15.4%)
Interests on bonds, notes and other obligations	(321.3)	(263.2)	(58.1)	22.1%
Interest and fees on obligations with financial institutions and others	(397.8)	(462.9)	65.1	(14.1%)
Total	(1,980.7)	(2,217.2)	236.5	(10.7%)
Nominal average rate	3.1%	3.6%	—	—

Interest and similar expenses decreased 10.7% mainly due to a 15.4% decrease in interest and fees on deposits and obligations, as well as a 14.1% decrease in interest and fees on obligations with financial institutions and others, partially offset by an increase of S/58.1 million in interest on bonds, notes and other obligations.

Interest and fees on deposits and obligations decreased S/229.5 million, or 15.4%, explained by a 60 basis point decrease in the average cost, from 3.0% in 2024 to 2.4% in 2025, as a result of a trend of lower rates in the market, as well as the efficient funding policy executed by the bank. The 5.5% increase in the average volume was explained by higher retail, commercial and institutional deposits. The increase in retail deposits was also explained by the capture of funds from the pension funds withdrawals.

The decrease in interest and fees on obligations with financial institutions and others was explained by a 15.8% decrease in the average volume, while the average cost increased 10 basis points.

Interest on bonds, notes and other obligations increased mainly due to an increase of 12.4% in the average volume, as well as a 50 basis points increase in the average cost.

The average cost of funding decreased 50 basis points, from 3.6% in 2024 to 3.1% in 2025, in line with the continuous trend of lower market rates and the strategy of efficient funding.

Impairment Loss on Loans, Net of Recoveries

The following table presents the components of impairment loss on loans, net of recoveries for our banking segment for the years ended December 31, 2025 and 2024.

	For the year ended December 31,
	2025	2024	Change
	(S/ in millions)		(S/ in millions)%
Impairment loss on loans, net of recoveries	(1,136.7)	(1,719.9)	583.2	(33.9%)
Past-due loan ratio (at period end)	2.4%	2.7%	—	—
Provision expense as a percentage of average total loans	2.3%	3.6%	—	—
Coverage ratio(1)	139.2%	140.2%	—	—
Impairment allowance for loans	1,590.9	1,730.0	(139.1)	(8.0%)

(1)
Coverage ratio is calculated by dividing allowances for loan losses as a percentage of past due loans.

Impairment loss on loans, net of recoveries decreased S/583.2 million when compared to the previous year. The decrease in provision expenses was mainly due to lower provision requirements in both retail and commercial loan books, associated with the improvement of the macroeconomic outlook in Peru, as well as the strong payment behavior of our clients.

Interbank’s coverage ratio decreased from 140.2% for the year ended December 31, 2024 compared to 139.2% for the year ended December 31, 2025, as a result of the aforementioned factors.

Fee Income from Financial Services, Net

The following table presents the components of fee income from financial services, net for our banking segment for the years ended December 31, 2025 and 2024.

	For the year ended December 31,
	2025	2024	Change
	(S/ in millions)		(S/ in millions)%
Income
Maintenance and mailing of accounts, transfer fees and commissions on credit and debit card	803.3	761.0	42.2	5.6%
Commissions for banking services	384.8	334.0	50.8	15.2%
Fees from indirect loans	66.0	67.1	(1.1)	(1.6%)
Collection services fees	51.6	56.1	(4.4)	(7.9%)
Others	36.7	31.5	5.2	16.5%
Total	1,342.4	1,249.6	92.7	7.4%
Expenses
Credit cards	(162.6)	(177.5)	14.9	(8.4%)
Debtor’s life insurance premiums	(67.2)	(71.2)	4.0	(5.6%)
Fees paid to foreign banks	(27.8)	(25.8)	(2.0)	7.9%
Others	(200.1)	(183.3)	(16.8)	9.2%

Total	(457.7)	(457.8)	0.1	(0.0%)
Net	884.6	791.8	92.8	11.7%

The S/92.8 million increase in net fee income from financial services for the year ended December 31, 2025 as compared to the year ended December 31, 2024, was mainly due to higher commissions from banking services, as well as of maintenance and mailing of accounts, transfer fees and commissions on credit and debit cards, while expenses remained stable.

Other Income

The following table presents the components of other income for our banking segment for the years ended December 31, 2025 and 2024.

	For the year ended December 31,
	2025	2024	Change
	(S/ in millions)		(S/ in millions)%
Net gain on foreign exchange transactions	409.7	433.7	(24.0)	(5.5%)
Net gain on sale of financial investments	67.5	13.0	54.5	n.m
Net gains on financial assets at fair value through profit or loss	58.6	(8.2)	66.8	n.m
Other	84.4	75.1	9.3	12.5%
Other income	620.2	513.5	106.7	20.8%

n.m. means not meaningful.

Other income increased by S/106.7 million for the year ended December 31, 2025 as compared to the year ended December 31, 2024, mainly due to increases of S/66.8 million in net gains on financial assets at fair value through profit or loss and of S/54.5 million in net gain on sale of financial investments, primarily sovereign bonds, which were partially offset by a S/24.0 million decrease in our net gain on foreign exchange transaction due to the depreciation of the US dollar against the Peruvian sol during 2025.

Other Expenses

The following table presents the components of other expenses for our banking segment for the years ended December 31, 2025 and 2024.

	For the year ended December 31,
	2025	2024	Change
	(S/ in millions)		(S/ in millions)%
Salaries and employee benefits	(776.9)	(649.4)	(127.6)	19.6%
Administrative expenses	(1,109.9)	(1,021.9)	(88.1)	8.6%
Depreciation and amortization	(307.1)	(294.5)	(12.6)	4.3%
Other	(55.2)	(91.3)	36.1	(39.5%)
Total other expenses	(2,249.1)	(2,057.0)	(192.1)	9.3%

Other expenses increased by S/192.1 million for the year ended December 31, 2025 as compared to the year ended December 31, 2024, mainly as a result of higher salaries and employee benefits, administrative expenses, mostly related to technology, and depreciation and amortization.

Our efficiency ratio was 41.1% for the year ended December 31, 2025 as compared to 38.9% recorded for the year ended December 31, 2024.

Income Before Translation Result and Income Tax

Income before translation result and income tax was S/1,954.0 million for the year ended December 31, 2025, representing an increase compared to the S/1,279.9 million gain recorded for the year ended December 31, 2024, for the reasons discussed above.

Insurance

Interseguro’s profit for the year ended December 31, 2025 was S/274.5 million compared to a S/201.9 million profit for the year ended December 31, 2024, a S/72.6 million increase. This was mainly due to a S/150.8 million increase in other income, in turn related to higher mark-to-market valuations mainly on real estate. An improvement of S/122.0 million in insurance results, due to higher CSM (contractual service margin) release in life and annuities and better than expected results from D&S portfolio acquired through a two-year bidding process from the Peruvian private pension system. Also, increases of S/45.1 million in translation result, in line with the FX trend and of S/19.8 million in net interest and similar income, mainly related to higher dividends received.

These effects were partially offset by losses due to impairment of financial investments in Rutas de Lima and Telefonica del Peru of S/218.2 million.

As a result, Interseguro's ROE was 39.5% for 2025, compared to the 41.6% registered in 2024.

Net Interest and Similar Income

The following table presents the components of net interest and similar income for our insurance segment for the years ended December 31, 2025 and 2024.

	For the year ended December 31,
	2025	2024	Change
	(S/ in millions)		(S/ in millions)%
Interest and similar income	921.8	871.0	50.8	5.8%
Interest and similar expense	(184.5)	(153.5)	(31.0)	20.2%
Net interest and similar income	737.3	717.5	19.8	2.8%

Net interest and similar income increased 2.8%, or S/19.8 million, mainly due to a S/50.8 million, or 5.8%, increase in interest and similar income, in turn related to higher dividends received from investments, partially offset by a S/31.0 million, or 20.2%, increase in interest and similar income.

Other Income, Net

The following table presents the components of other income for our insurance segment for the years ended December 31, 2025 and 2024.

	For the year ended December 31,
	2025	2024	Change
	(S/ in millions)		(S/ in millions)%
Net gain (loss) on sale of financial investments	34.9	17.7	17.3	97.8%
Net gain (loss) on financial assets at fair value through profit or loss	41.5	(34.7)	76.2	n.m
Rental income	81.2	71.1	10.1	14.2%
Net gain on investment property valuation	101.1	60.3	40.8	67.8%
Other	13.0	10.1	2.9	28.8%
Other income, net	272.0	121.2	150.8	124.4%

n.m. means not meaningful.

Other income increased by S/150.8 million, or 124.4%, mainly due to an increase in net gain on financial assets at fair value through profit or loss of S/76.2 million, as well as an increase of S/40.8 million in net gain on investment property valuation, in turn related to a higher mark-to-market valuation on real estate. Other positive impacts were an increase of S/17.3 million in net gain on sale of financial investments, as well as a S/10.1 million increase in rental income.

Recovery Loss due to Impairment of Financial Investments

Recovery loss due to impairment of financial investments was S/264.1 in December 31, 2025, compared to S/45.9 million in the year December 31, 2024, an increase of S/218.2 million due to higher provisions mainly due to the exposure to Rutas de Lima and Integratel Perú (previously Telefónica del Perú).

Insurance Results:

The following table presents the components of the insurance results for the year ended December 31, 2025 and 2024.

	For the year ended December 31,
	2025	2024	Change
	(S/ in millions)		(S/ in millions)%
Insurance income	1,104.1	753.4	350.7	46.6%
Insurance expenses	(1,151.8)	(923.1)	(228.7)	24.8%
Total insurance results	(47.8)	(169.8)	122.0	(71.9%)

	For the year ended December 31,
	2025	2024	Change
	(S/ in millions)		(S/ in millions)%
Annuities	(475.5)	(552.0)	76.5	(13.9%)
Individual life	148.7	125.0	23.6	18.9%
Retail insurance	279.1	257.3	21.8	8.5%
Total insurance results	(47.8)	(169.8)	122.0	(71.9%)

Insurance results increased S/122.0 million from a negative result of S/169.8 million in December 31, 2024 to a negative result of S/47.8 million in December 31, 2025, explained by a S/350.7 million, or 46.6%, increase in insurance income, partially offset by a S/228.7 million, or 24.8%, increase in insurance expenses.

The higher insurance result was mainly explained by a S/76.5 million increase in annuities, followed by a S/23.6 million increase in Individual life and of S/21.8 million in retail insurance. The increase in annuities was mainly explained by the D&S portfolio acquisition, while the increases in individual life and retail insurance were mainly due to both higher short term premiums and higher CSM (contractual service margin) release due to adjustments in CSM release patterns.

Other Expenses

The following table presents the components of other expenses for our insurance segment for the year ended December 31, 2025 and 2024.

	For the year ended December 31,
	2025	2024	Change
	(S/ in millions)		(S/ in millions)%
Salaries and employee benefits	(135.7)	(121.6)	(14.1)	11.6%
Administrative expenses	(78.7)	(74.3)	(4.5)	6.0%
Depreciation and amortization	(20.4)	(22.1)	1.7	(7.5%)
Expenses related to rental income	(13.3)	(12.6)	(0.7)	5.4%
Other	(197.9)	(170.6)	(27.3)	16.0%
Total other expenses	(446.0)	(401.2)	(44.9)	11.2%

Other expenses increased by S/44.9 million for the year ended December 31, 2025, when compared to the year ended December 31, 2024, mainly due to increases of S/27.3 million in others, S/14.1 million in salaries and employee benefits and S/4.5 million in administrative expenses.

Wealth Management

Inteligo’s profits were S/231.1 million in 2025, representing an increase of S/93.8 million compared to 2024. This was mainly attributable to higher mark-to-market gains on proprietary portfolio of investments, which increased by S/77.3 million, as well as a S/25.0 million increase in fee income. These positive effects were partially offset by a S/8.2 million decrease in net interest and similar income, mainly as a result of lower yields on due from banks and inter-bank funds and loans.

From a business development perspective, Inteligo’s client acquisition initiatives continued to yield solid results, reflected in sustained growth in new account openings and AUM across both private wealth management and mutual funds, as well as the acquisition of Veltria, a firm focused on supporting high-net-worth families. As of December 31, 2025, total AUM increased 17.2%.

As a result, Inteligo’s ROE was 21.5% for the year ended December 31, 2025, an increase compared to the 14.1% reported for the year ended December 31, 2024.

Interest and Similar Income

The following table presents the components of interest and similar income for our wealth management segment for the years ended December 31, 2025 and 2024.

	For the year ended December 31,
	2025	2024	Change
	(S/ in millions)		(S/ in millions)%
Interest and similar income
Interest on loan portfolios	88.9	94.4	(5.5)	(5.8%)
Interest on financial investments	57.1	57.6	(0.5)	(0.8%)
Interest due from banks and inter-bank funds	14.1	26.2	(12.1)	(46.3%)
Total	160.1	178.2	(18.1)	(10.2%)
Nominal average rate	3.8%	4.3%	—	—

Interest and similar income decreased 10.2% mainly due to a S/12.1 million decrease in interest due from banks and inter-bank funds, as well as a S/5.5 million decrease in interest on loan portfolio, while interest on financial investments remained stable. The decrease in interest due from bank and inter-bank funds was mainly due to lower market rates, which in turn impacted interest income from our deposits in other banks. The decrease in interest on loan portfolios was mainly due to a decrease in balances of 7.6%.

Interest and Similar Expenses

The following table presents the components of interest and similar expenses for our wealth management segment for the years ended December 31, 2025 and 2024.

	For the year ended December 31,
	2025	2024	Change
	(S/ in millions)		(S/ in millions)%
Interest and similar expenses
Interest and fees on deposits and obligations	(87.9)	(101.1)	13.3	(13.1%)
Interests on bonds, notes and other obligations	(2.2)	(2.5)	0.3	(11.5%)
Interest and fees on obligations with financial institutions and others	(8.5)	(4.8)	(3.7)	75.7%
Total	(98.6)	(108.5)	9.9	(9.1%)
Nominal average rate	3.1%	3.3%	—	—

Interest and similar expenses decreased S/9.9 million mainly due to a S/13.3 million decrease in interest and fees on deposits and obligations, a S/0.3 million decrease in interest on bonds, notes and other obligations and a S/3.7 million increase in interest and fees on obligations with financial institutions and others.

The decrease in interest and fees on deposits and obligations is explained by interest expenses that belonged to deposits established in previous years, in which interest rates were at a lower level. The increase in fees on obligations with financial institutions and others was mainly due to the change in the composition of the investment portfolio.

Recovery (Loss) due to Impairment of Financial Investments

For the year ended December 31, 2025, Inteligo’s impairment loss on financial investments was S/0.4 million, as compared to a S/0.6 million loss for the year ended December 31, 2024.

Fee Income from Financial Services, Net

The following table presents the components of fee income from financial services, net for our wealth management segment for the years ended December 31, 2025 and 2024.

	For the year ended December 31,
	2025	2024	Change
	(S/ in millions)		(S/ in millions)%
Income
Maintenance and mailing of accounts, transfer fees and commissions on credit and debit card	2.5	2.6	(0.1)	(3.5%)
Funds management fees	177.9	159.0	18.9	11.9%
Brokerage and custody services fees	16.0	10.2	5.8	56.7%
Others	2.3	0.7	1.6	n.m
Total	198.7	172.5	26.2	15.2%
Expenses
Brokerage and custody services	(1.0)	(0.8)	(0.2)	29.6%
Others	(1.7)	(0.8)	(0.9)	n.m
Total	(2.7)	(1.5)	(1.2)	75.0%
Net	196.0	171.0	25.0	14.6%

n.m. means not meaningful.

Fee income from financial services, net for the year ended December 31, 2025 was S/196.0 million, a S/25.0 million, or 14.6%, increase compared to the year ended December 31, 2024. This increase was mainly attributable to a S/18.9 million increase in funds management fees, which in turn is explained by the 17.2% growth in total assets under management.

Other Income, net

The following table presents the components of other income for our wealth management segment for the years ended December 31, 2025 and 2024.

	For the year ended December 31,
	2025	2024	Change
	(S/ in millions)		(S/ in millions)%
Net gain (loss) on sale of financial investments	(0.4)	(4.1)	3.7	(90.5%)
Net gain (loss) on financial assets at fair value through profit or loss	178.2	91.0	87.2	95.9%
Other	(15.3)	(1.6)	(13.7)	n.m
Other Income	162.5	85.2	77.3	90.7%

n.m. means not meaningful.

Other income, net showed an increase, from S/85.2 million for the year ended December 31, 2024 to S/162.5 million for the year ended December 31, 2025, which represents an increase of S/77.3 million. This effect was mostly explained by an increase in the mark-to-market valuation of investments through the year.

Other Expenses

The following table presents the components of other expenses for our wealth management segment for the years ended December 31, 2025 and 2024.

	For the year ended December 31,
	2025	2024	Change
	(S/ in millions)		(S/ in millions)%
Salaries and employee benefits	(111.1)	(96.4)	(14.7)	15.2%
Administrative expenses	(52.0)	(49.6)	(2.3)	4.7%
Depreciation and amortization	(8.3)	(8.7)	0.4	(5.1%)
Other	(3.9)	(20.7)	16.8	(81.0%)
Total Other Expenses	(175.3)	(175.5)	0.2	(0.1%)

Total other expenses increased by S/0.2 million, or 0.1%, for the year ended December 31, 2025 mainly due to an increase of S/14.7 million in salaries and employee benefits and of S/2.3 million in administrative expenses, partially offset by a S/16.8 million decrease in extraordinary items.

Inteligo’s efficiency ratio is calculated by dividing salaries and employee benefits plus administrative expenses plus depreciation and amortization by net interest and similar income plus net fee income from financial services plus other income. Our wealth management segment’s efficiency ratio showed a result of 40.8% for the year ended December 31, 2025 compared to 47.5% for the year ended December 31, 2024, mainly due to an increase in revenues, mostly driven by the other income increase.

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

Results of Operations for the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

The following table sets forth the principal components of our consolidated profit for the years ended December 31, 2024 and 2023.

	For the year ended December 31,
	2024	2023	Change
	(S/ in millions)		(S/ in millions)%
Interest and similar income	7,029.4	7,120.4	(91.0)	(1.3%)
Interest and similar expenses	(2,480.3)	(2,592.4)	112.1	(4.3%)
Net interest and similar income	4,549.1	4,528.0	21.1	0.5%
Impairment loss on loans, net of recoveries	(1,720.2)	(1,981.8)	261.6	(13.2%)
Loss due to impairment of financial investments	(47.5)	(7.5)	(40.0)	533.6%
Net interest and similar income after impairment loss	2,781.4	2,538.7	242.7	9.6%
Fee income from financial services, net	1,142.9	1,178.5	(35.5)	(3.0%)
Other income	791.6	557.8	233.8	41.9%
Result from insurance activities	(169.8)	(178.4)	8.6	(4.8%)
Total other expenses	(2,900.2)	(2,750.2)	(150.0)	5.5%
Income before translation result and income tax	1,646.0	1,346.5	299.5	22.2%
Translation result	(24.1)	8.4	(32.6)	(386.5%)
Income Tax	(314.4)	(275.6)	(38.8)	14.1%
Net profit for the year	1,307.5	1,079.3	228.2	21.1%
Attributable profit to:
IFS’ shareholders	1,300.1	1,072.8	227.3	21.2%
Non-controlling interest	7.4	6.5	0.8	12.8%

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

Fee income from financial services showed a decrease of S/35.5 million. This decrease was mostly explained by a reduction of S/34.3 million in Izipay's business, which in turn was related to higher competition and tightening margins, and a S/21.5 million reduction in our banking business. These effects were partially offset by a S/24.7 million increase in fee income from our Wealth Management business, due to the important increase in assets under management.

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

The yearly performance was mainly attributed to a decrease of S/262.1 million in impairment loss on loans, net of recoveries, and increases of S/40.2 million in net interest and similar income and of S/18.7 million in other income. These effects were partially offset by an increase of S/107.1 million in other expenses, of S/48.7 million in income tax and a decrease of S/21.5 million in fee income from financial services, net.

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

Interest on loan portfolio decreased S/166.9 million, or 3.2%, due to a decrease of 70 basis points in the average rate, partially offset by a 4.2% increase in the average volume. The decrease in the average rate on loans was explained by a reduction of 120 basis points in the retail portfolio, partially offset by an increase of 10 basis points in the commercial portfolio. The average volume of loans increased 4.2% due to a 12.4% increase in the commercial portfolio, mostly driven by the Impulso MyPeru program, and partially offset by a 2.3% decrease in retail loans. As a result, yield on loans decreased 80 basis points, from 11.3% to 10.5%.

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

Interest and fees on deposits and obligations decreased S/166.6 million, or 10.0%, explained by a 60 basis point decrease in the average cost, from 3.6% in 2023 to 3.0% in 2024, as a result of a trend of lower rates in the market, as well as the efficient funding policy executed by the bank. The 7.4% increase in the average volume was explained by higher retail, commercial and institutional deposits. The increase in interest and fees on obligations with financial institutions and others was explained by a 2.5% increase in the average volume, while the average cost remained stable.

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

(2)
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

The S/21.5 million decrease in net fee income from financial services for the year ended December 31, 2024 as compared to the year ended December 31, 2023, was mainly due to lower commissions from saving accounts and transfers, as well as insurance income and other fees. These effects were partially offset by an increase in credit card fees.

Other Income

The following table presents the components of other income for our banking segment for the years ended December 31, 2024 and 2023.

	For the year ended December 31,
	2024	2023	Change
	(S/ in millions)		(S/ in millions)%
Net gain on foreign exchange transactions	433.7	306.4	127.3	41.5%
Net gain on sale of financial investments	13.0	(0.7)	13.7	n.m.
Net gains on financial assets at fair value through profit or loss	(8.2)	80.7	(89.0)	(110.2%)
Other	75.1	108.3	(33.3)	(30.7%)
Other income	513.5	494.8	18.7	3.8%

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

Other Income, Net

The following table presents the components of other income for our insurance segment for the years ended December 31, 2024 and 2023.

	For the year ended December 31,
	2024	2023	Change
	(S/ in millions)		(S/ in millions)%
Net gain (loss) on sale of financial investments	17.7	9.9	7.7	77.6%
Net gain (loss) on financial assets at fair value through profit or loss	(34.7)	19.1	(53.8)	n.m.
Rental income	71.1	66.0	5.1	7.8%
Net gain on investment property valuation	60.3	7.1	53.1	n.m.
Other	10.1	20.8	(10.7)	(51.6%)
Other income, net	121.2	122.9	(1.7)	(1.4%)

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

Wealth Management

Inteligo’s profits were S/137.3 million in 2024, representing an increase of S/101.1 million compared to 2023. This was mainly attributable to the recovery of the investment portfolio, from reported losses of S/40.2 million in 2023 to a profit of S/85.2 million in 2024, due to a mark-to-market profit on proprietary portfolio investments. Partially offsetting the annual improvement in other income, the company registered an 18.5% decrease in net interest and similar income, mainly as a result of higher interest expenses, and a 14.3% increase in other expenses.

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

The increase in interest and fees on deposits and obligations is explained by interest expenses that belonged to deposits established in previous years, in which interest rates were at a higher level. The increase in interest on bonds, notes and other obligations and the increase and fees on obligations with financial institutions and others was mainly due to the change in the composition of the investment portfolio.

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

Other Expenses

The following table presents the components of other expenses for our wealth management segment for the years ended December 31, 2024 and 2023.

	For the year ended December 31,
	2024	2023	Change
	(S/ in millions)		(S/ in millions)%
Salaries and employee benefits	(96.4)	(89.5)	(6.9)	7.8%
Administrative expenses	(49.6)	(46.7)	(3.0)	6.4%
Depreciation and amortization	(8.7)	(15.0)	6.3	(41.8%)
Other	(20.7)	(2.4)	(18.3)	n.m.
Total Other Expenses	(175.5)	(153.6)	(21.9)	14.3%

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

As of December 31, 2025, our outstanding indebtedness included the U.S.$300,000,000 aggregate principal amount of 4.125% senior notes due 2027 issued pursuant to the indenture, dated October 19, 2017 among the Registrant, The Bank of New York Mellon, as trustee, and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Luxembourg transfer and paying agent.

The following discussion of liquidity and capital resources is on a segment basis. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends and dividends policy."

Interbank

The following table presents Interbank’s primary sources of funds as of December 31, 2025 and 2024:

	As of December 31, 2025	As of December 31, 2024	Change
	(S/ in millions)		(S/ in millions)%
Total deposits and obligations	53,667.2	51,144.4	2,522.9	4.9%
Due to banks and correspondents and inter-bank funds	6,783.1	6,963.7	(180.6)	(2.6%)
Bonds, notes and other obligations	4,289.7	4,669.1	(379.5)	(8.1%)
Total	64,740.0	62,777.2	1,962.8	3.1%

In our banking segment, our primary sources of funds have traditionally consisted of deposits and obligations, which amounted to S/53,704.3 million as of December 31, 2025. Interbank’s deposits include retail and commercial deposits, generated mainly through its digital channels, financial stores distribution network, and its relationships with commercial clients.

Interbank is required to maintain deposits with the Central Reserve Bank of Peru, as legal reserve, in an amount determined by the percentage of deposits and other liabilities owed to its clients. For a description of the legal reserve (encaje) regulations, see “Item 4. Information on the Company—Business Overview—Regulation and Supervision—Banking Regulation and Supervision—Reserve Requirements from the Central Reserve Bank of Peru."

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

Payables from repurchase agreements, and debt and financial obligation decreased in an aggregated amount of S/235.7 million, or 3.38%, to S/6,728.1 million as of December 31, 2025, from S/6,963.7 million as of December 31, 2024, mainly due to a decrease in obligations with foreign entities.

We have corporate, subordinated, mortgage and leasing bonds in the Peruvian and international capital markets. Interest payable accounted for an additional S/3,993.2 million of our bonds and other obligations, as of December 31, 2025. See Note 13 to our audited annual financial statements.

Outstanding Indebtedness of Interbank

As of December 31, 2025, Interbank’s outstanding indebtedness included the following:

•
U.S.$400.0 million principal amount of 3.250% senior notes due 2026 issued on October 4, 2019.
•
S/312.0 million principal amount of 5.000% senior notes due 2026 issued on October 1, 2019.
•
U.S.$315.0 million in working capital loans under credit facility agreements due between 2026 and 2027.
•
U.S.$150.0 million in trade loans under credit facility agreements due 2026.
•
U.S.$300.0 million aggregate principal amount of 7.625% subordinated notes due 2034 issued on January 9, 2024.
•
U.S.$350.0 million aggregate principal amount of 6.397% Subordinated Notes due 2035 issued on January 30, 2025.

On January 15, 2026, Interbank issued U.S.$500.0 million aggregate principal amount of 4.800% senior notes due

2031 under Rule 144A and Regulation S of the Securities Act.

Additionally, as of December 31, 2025, Interbank had U.S.$106.4 million in local debt, which includes S/150.0 million (U.S.$44.6 million at the nominal exchange rate of S/3.363 per U.S.$1.00 as of December 31, 2025) of local corporate inflation-linked bonds, which have an amortization cost of S/191.4 million, S/106.7 million (U.S.$30.7 million) of negotiable certificates of deposits due on July 3, 2026, and S/101.3 million (U.S.$29.2 million) of negotiable certificates of deposits due on September 11, 2026.

Additional outstanding indebtedness is mainly related to short-term bank facilities for working capital and general purposes.

As of the date of this Annual Report on Form 20-F, Interbank is in compliance with all the covenants in our indebtedness described above and is not subject to any other such obligations.

Interseguro

Interseguro’s primary source of funds is premiums collected, carry from fixed income investments, dividends on equity investments and real estate leases.

Outstanding Indebtedness of Interseguro

Interseguro has issued subordinated bonds in the Peruvian market. As of December 31, 2025, Interseguro had S/340.0 million in bonds outstanding compared to S/333.1 million for 2024. Additionally, Interseguro works with credit lines for promissory notes and letters of guarantee.

Inteligo

The following table presents Inteligo’s primary sources of funds as of December 31, 2025 and 2024:

	As of December 31, 2025	As of December 31, 2024	Change
	(S/ in millions)		(S/ in millions)%
Total deposits and obligations	2,632.9	2,929.3	(296.4)	(10.1%)
Due to banks and correspondents and inter-bank funds	315.1	265.8	49.4	18.6%
Total	2,948.1	3,195.1	(247.0)	(7.7%)

In our wealth management segment, the primary source of funds has consisted of deposits and obligations, which amounted to S/2,632.9 million as of December 31, 2025. Inteligo Bank’s deposits are retail deposits, from its private wealth clients. Retail deposits provide Inteligo with a low-cost, diverse and stable source of funding. Amounts due to banks and correspondents and inter-bank funds consist of the credit facilities provided to Inteligo Bank.

Deposits and obligations decreased S/296.4 million or 10.1% from December 31, 2024 to December 31, 2025, mainly attributable to the decreasing exchange rate and lower interest rates through the year. Funds due to banks and correspondents increased by S/49.4 million, or 18.6%, from December 31, 2024, to December 31, 2025, mainly due to increased utilization of credit lines with BMO Capital Markets.

Outstanding Indebtedness of Inteligo

As of December 31, 2025, Inteligo’s outstanding indebtedness included the following:

•
U.S.$24.5 million loan under a credit facility between Inteligo Bank and Banque J. Safra Sarasin SA. The credit agreement includes standard clauses regarding eligible collateral.
•
U.S.$69.0 million loan under a credit facility between Inteligo Bank and BMO Capital Markets. The credit agreement includes standard clauses regarding eligible collateral.

Regulatory Capital

There are minimum capital requirements for financial services holding companies on a fully consolidated basis. Pursuant to Oficio N° 61578-2024-SBS, after assessing the perimeter for purposes of consolidated supervision of Intercorp's Financial Group (Grupo Financiero), SBS limited such scope to us and our subsidiaries, plus InFinance XP S.A. (formerly Financiera Oh! S.A.). This change took effect beginning with the consolidated regulatory information submitted to SBS as of December 2024. As of December 31, 2025, we were compliant with the applicable regulations.

Additionally, Interbank and Interseguro are required to maintain minimum regulatory capital pursuant to guidelines issued by the SBS, and Inteligo Bank is required to maintain minimum regulatory capital pursuant to guidelines issued by the Central Bank of The Bahamas. Izipay does not have mandatory capital requirements.

Interbank

As of December 31, 2025, the minimum regulatory capital as a percentage of risk-weighted assets for Interbank was 12.5% and its ratio of regulatory capital to total risk weighted assets was 16.0%, according to the SBS. As of December 31, 2024, the minimum regulatory capital as a percentage of risk-weighted assets for Interbank was 12.3% and its ratio of regulatory capital to total risk weighted assets was 15.9%, according to the SBS. As of December 31, 2023, the minimum regulatory capital as a percentage of risk-weighted assets for Interbank was 11.1% and its ratio of regulatory capital to total risk weighted assets was 15.5%, according to the SBS. See Note 16(f) to our audited annual consolidated financial statements and “Item 4. Information on the Company—Business Overview—Regulation and Supervision” section in this Annual Report on Form 20-F for a discussion of regulatory capital requirements applicable to Interbank.

The following tables present Interbank’s regulatory capital as of December 31, 2025, 2024 and 2023, in accordance with SBS GAAP, as required by the Peruvian Banking and Insurance Law.

	As of December 31, 2025	As of December 31, 2024	Change
	(S/ in (millions)		(S/ in millions)%
Paid-in-capital	6,734.2	6,314.1	420.2	6.7%
Legal and special reserves	1,466.4	1,373.0	93.4	6.8%
Treasury stock	(33.9)	(33.9)	(0.0)	0.0
Others	474.6	239.2	235.4	98.4%
Total Tier 1	8,641.3	7,892.4	748.9	9.5%
Subordinated bonds	2,186.0	2,258.4	(72.5)	(3.2%)
Generic allowances for loan losses	483.8	477.7	6.1	1.3%
Others	(234.9)	(389.2)	154.2	(39.6%)
Total Tier 2	2,434.8	2,346.9	87.9	3.7%
Total Regulatory Capital	11,076.1	10,239.3	836.8	8.2%
Risk-weighted assets	69,129.8	64,308.3	4,821.5	7.5%
Regulatory capital as a percentage of risk-weighted assets	16.0%	15.9%

	As of December 31, 2024	As of December 31, 2023	Change
	(S/ in (millions)		(S/ in millions)%
Paid-in-capital	6,314.1	5,910.6	403.5	6.8%
Legal and special reserves	1,373.0	1,283.2	89.9	7.0%
Treasury stock	(33.9)	(33.9)	—	—
Others	239.2	301.9	(62.7)	(20.8%)
Total Tier 1	7,892.4	7,461.7	430.6	5.8%
Subordinated bonds	2,258.4	2,225.4	33.0	1.5%
Generic allowances for loan losses	477.7	485.3	(7.5)	(1.6%)
Others	(389.2)	(360.9)	(28.3)	7.8%
Total Tier 2	2,346.9	2,349.8	(2.8)	(0.1%)
Total Regulatory Capital	10,239.3	9,811.5	427.8	4.4%
Risk-weighted assets	64,308.3	63,494.9	813.4	1.3%
Regulatory capital as a percentage of risk-weighted assets	15.9%	15.5%

Interseguro

Interseguro is required to maintain a minimum regulatory capital, also known as solvency equity, pursuant to guidelines issued by the SBS. The capital requirement is the sum of solvency equity and the guarantee fund. Solvency equity is determined by the level of risk and the risk profile assumed by an insurance company in Peru in accordance with SBS regulations. The guarantee fund is equivalent to 35% of solvency equity plus the investment component borne by the company, spread risk additional equity, 6.75% of the investment component covered by the company and a growing percentage of the fair value of real estate projected to gradually going up to 10% by December 2026. See Note 16(f) to our audited annual consolidated financial statements and “Item 4. Information on the Company—Business Overview—Regulation and Supervision” in this Annual Report on Form 20-F for a discussion of regulatory capital requirements applicable to Interseguro.

The following tables present Interseguro’s solvency ratio as of December 31, 2025, 2024 and 2023 in accordance with SBS GAAP as required by the Peruvian Banking and Insurance Law.

	As of December 31, 2025	As of December 31, 2024	Change
	(S/ in millions)		(S/ in millions)%
Regulatory capital	1,657.0	1,509.4	147.6	9.8%
Less:
Solvency equity (solvency margin)(1)	750.4	706.9	43.5	6.1%
Guarantee fund(2)	626.1	499.1	127.0	25.4%
Required capital	1,376.4	1,206.0	170.4	14.1%
Surplus	280.6	303.4	(22.8)	(7.5%)
Solvency Ratio(3)	120.4%	125.2%

	As of December 31, 2024	As of December 31, 2023	Change
	(S/ in millions)		(S/ in millions)%
Regulatory capital	1,509.4	1,370.2	139.2	10.2%
Less:
Solvency equity (solvency margin)(1)	706.9	698.4	8.5	1.2%
Guarantee fund(2)	499.1	455.3	43.8	9.6%
Required capital	1,206.0	1,153.7	52.3	4.5%
Surplus	303.4	216.5	86.9	40.1%
Solvency Ratio(3)	125.2%	118.8%

(1)
Corresponds to an amount determined by the level of risk and the risk profile assumed by an insurance company in Peru in accordance with SBS regulations.
(2)
Equal to 35% of solvency margin.
(3)
Solvency ratio for Interseguro is calculated in accordance with SBS guidelines. See “Item 4. Information on the Company—Business Overview—Regulation and Supervision—Insurance Regulation and Supervision—Solvency Requirements and Regulatory Capital.”

Inteligo Bank

Inteligo Bank is required to maintain a minimum regulatory capital of not less than 12% of its risk-weighted assets, pursuant to the Bahamas Capital Regulations 2022, released by the Central Bank of Bahamas in August 2022. Risk-weighted assets are the sum of (i) the total amount of credit risk weighted assets and indirect loans, (ii) 10 times the regulatory capital allocated to cover market risk, only if the bank’s market risk position is higher than (a) 5% of the total on- and off-balance sheet assets, or (b) U.S.$100 million, and (iii) 12.5 times the regulatory capital allocated to cover operational risk. As of December 31, 2025, Inteligo Bank’s ratio of regulatory capital to total risk-weighted assets was 21.7%.

The following tables present Inteligo Bank’s risk-weighted assets and regulatory capital as a percentage of risk-weighted assets as of December 31, 2025 and 2024, according to the current capital requirements of the Central Bank of the Bahamas.

	As of December 31, 2025	As of December 31, 2024	Change
	(U.S. $/ in millions)		(S/ in millions)%
Total eligible capital	184.2	157.2	27.0	17.2%
Total risk-weighted assets	847.1	812.5	34.6	4.3%
Capital ratio	21.7%	19.3%

	As of December 31, 2024	As of December 31, 2023	Change
	(U.S. $/ in millions)		(S/ in millions)%
Total eligible capital	157.2	137.5	19.7	14.3%
Total risk-weighted assets	812.5	792.4	20.2	2.5%
Capital ratio	19.3%	17.4%

The Bank manages its capital to maintain a strong base that supports future growth while balancing shareholder returns and regulatory requirements. In July 2022, the Central Bank of The Bahamas introduced new Capital Regulations aligned with Basel III, requiring a minimum CET1 ratio of 8% and total capital of 10.5%, along with updated risk and capital deduction rules. Additionally, the Bank complies with the regulatory requirements of the Superintendence of Banks of Panama applicable to its parent company’s jurisdiction.

In Peru, Inteligo SAB is regulated by the SMV, which is responsible for determining the minimum capital requirement for the companies under its supervision. As of December 31, 2025, the capital requirement for brokerage houses is the sum of (i) the minimum regulatory capital required of S/2.4 million; and (ii) the regulatory capital allocated to cover operational risks. As of December 31, 2025, Inteligo SAB held capital exceeding S/24.1 million.

Commitments and Contractual Obligations

We enter into various commitments and contractual obligations that may require future cash payments.

The following tables summarize our commitments and contractual obligations as of December 31, 2025 and 2024:

As of December 31, 2025	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(S/ in millions)
Deposits and obligations	55,377.8	338.7	15.0	296.0	56,027.6
Inter-bank funds	55.0	—	—	—	55.0
Due to banks and correspondents	4,494.2	1,103.0	257.9	1,310.9	7,166.0
Bonds, notes and other obligations	1,932.8	950.1	191.4	2,516.1	5,590.4
Due from customers on acceptances	51.3	—	—	—	51.3
Accounts payable, provisions and other liabilities	4,440.5	—	—	—	4,440.5
Lease liabilities	37.1	56.8	26.8	24.5	145.3
Total(1)	66,388.8	2,448.7	491.1	4,147.6	73,476.2

As of December 31, 2024	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(S/ in millions)
Deposits and obligations	53,064.8	356.6	56.4	290.2	53,768.0
Inter-bank funds	—	—	—	—	—
Due to banks and correspondents	3,586.4	2,304.7	279.9	1,391.0	7,562.1
Bonds, notes and other obligations	430.9	2,883.3	188.7	2,572.5	6,075.4
Due from customers on acceptances	9.2	—	—	—	9.2
Accounts payable, provisions and other liabilities	4,174.4	—	—	—	4,174.4
Lease liabilities	32.3	60.9	33.3	18.3	144.8
Total(1)	61,298.0	5,605.6	558.4	4,272.0	71,733.9

(1)
For insurance contract liabilities as of December 31, 2025 and 2024, see Note 14 of our audited annual consolidated financial statements.

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

Off-Balance Sheet Arrangements as of December 31, 2025 and 2024

The following table presents our consolidated off-balance sheet arrangements as of December 31, 2025 and 2024.

	As of December 31,
	2025	2024	Change
	(S/ in millions)		(S/ in millions)%
Contingent credits—Indirect loans
Guarantees and standby letters	5,149.8	4,695.3	454.5	9.7%
Import and export letters of credit	417.9	373.4	44.5	11.9%
	5,567.7	5,068.7	499.0	9.8%
Derivatives—Notional amounts Held for trading
Forward currency contracts—buy	1,947.2	2,514.2	(567.0)	(22.6%)
Forward currency contracts—sell	4,153.5	4,078.3	75.1	1.8%
Foreign currency forward contracts on currencies other than sol	954.5	499.5	455.0	91.1%
Interest rate swaps	3,418.4	1,742.1	1,676.3	96.2%
Currency swaps	781.2	1,899.3	(1,118.2)	(58.9%)
Foreign currency options	1.9	2.5	(0.6)	(23.7%)
Held as hedges Cash flow hedges:
Cross currency swap	2,018.8	2,334.9	(316.1)	(13.5%)
	13,275.5	13,071.0	204.5	1.6%
Responsibilities under credit lines agreements	14,414.1	13,536.3	877.7	6.5%
Total	33,257.3	31,676.0	1,581.3	5.0%

Guarantees and standby letters increased by S/454.5 million or 9.7% from S/4,695.3 million as of December 31, 2024 to S/5,149.8 million as of December 31, 2025. Import and export letters of credit increased S/44.5 million.

Foreign currency forwards, including purchase and sale agreements increased S/455.0 million from S/499.5 million as of December 31, 2024 to S/954.5 million as of December 31, 2025. We also use derivative financial instruments as hedges. See Note 10(b) to our audited annual consolidated financial statements for derivative financial instruments valuation.

Responsibilities under credit lines agreements increased by S/1,581.3 million from S/31,676.0 million as of December 31, 2024 to S/33,257.3 million as of December 31, 2025. These credit line agreements are cancelable at any time by Interbank.

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

Foreign currency forwards, including purchase and sale agreements decreased S/248.2 million from S/747.7 million as of December 31, 2023 to S/499.5 million as of December 31, 2024. We also use derivative financial instruments as hedges.

Responsibilities under credit lines agreements increased by S/225.2 million as of December 31, 2023 to S/13,536.3 million as of December 31, 2024. These credit line agreements are cancelable at any time by Interbank.

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

We are investing intensely in our transformation and our technology capital expenditures is three times the amount of our investment made in 2015.

While we budget for investments across our subsidiaries, Interbank accounts for the substantial majority or our capital expenditures budget. Interbank’s budget for capital expenditures for 2025 was approximately S/367 million. Of this budget, approximately 86% is related to technology expenditures including investments in our digital platform, aligned with technology as a main pillar at IFS. Some of the key technological expenditures include:

•
developing new business ideas and business models;
•
intensifying analytical capabilities through data, big data, GenAI and real time decision, to enrich our understanding of Peruvian clients;
•
improving customer experience through digital solutions, including products, services, and processes;
•
strengthening operational efficiency and productivity through robotic process automation;
•
developing new initiatives that enhance operational stability and update our cybersecurity standards to protect our customers, and enhance our fraud management capabilities;
•
strengthening our data processing resilience through significant investment in infrastructure and equipment; and
•
migrate and develop new applications through the cloud.

To strengthen its network, Izipay consistently invests in technology, including POS systems with Android operative systems and hardware to increase its capacity. Additionally, Izipay develops software to deliver new services to different types of customers. The capital expenditure investment from Izipay for the period 2025 was S/51 million.

Interseguro has invested in process improvement, automation and technology to support its rapidly expanding operations with the aim of providing a modern, stable and secure platform to support its rapidly expanding business, and creating new capacities in data, analytics and artificial intelligence. In alignment with this strategy, Interseguro completed the migration of all its systems to MS Cloud in 2024. Over the years, Interseguro has also introduced a range of digital products and solutions, such as life insurance, car insurance, travel insurance, and SOAT (obligatory insurance for car circulation). Additionally, Interseguro has implemented and digitized the process of analyzing needs for life insurance products, which allows the company to issue insurance policies without requiring a physical application form. In 2025, Interseguro strengthened the role of analytics and used models to improve risk, pricing and purchase propensity. Furthermore, the development of internal capabilities has allowed Interseguro to increase digital self-service to 71% in 2025, from 69% the previous year.

In our wealth management segment, during 2023, Interfondos implemented “SAP Business One” to automate back-office activities such as accounting, budgeting and purchasing following the earlier adoption of such systems by Inteligo SAB and Inteligo Peru Holdings. In 2024, Inteligo Bank continued working on complementing its IT infrastructure and further developing its technology platform, which may allow it to leverage its existing CRM platform and develop stronger business intelligence capabilities. For 2025, capital expenditure initiatives within the segment include the activation of the digital acquisition and servicing project at Interfondos—which aims to enhance ERNI as both an operational and a customer support tool—as well as improvements to the website of Inteligo SAB to support increased digital transaction activity. Additionally, Inteligo Bank has undertaken an update to its core banking system as part of its ongoing technology modernization.

C.
Research and Development, Patents and Licenses, etc.

Not Applicable.

D.
Trend Information

As of December 31, 2025, we had total assets of S/99.1 billion (approximately U.S.$29.5 billion), total gross loans of S/52.3 billion (approximately U.S.$15.6 billion), total deposits and obligations of S/56.0 billion (approximately U.S.$16.7 billion) and shareholders’ equity of S/12.4 billion (approximately U.S.$3.7 billion).

Substantially all of our subsidiaries’ operations are conducted in Peru. Accordingly, our results of operations and financial condition are dependent on economic conditions, consumer spending and investment levels in Peru.

Peru has suffered from political instability, with a series of government institutional crises starting in 2018 due to, among other things, several corruption scandals involving prominent political figures, which have resulted in resignations and impeachment of various presidents since then, including, most recently, the removal of former President José Jerí from office on February 17, 2026, the removal of former President Dina Boluarte from office on October 10, 2025, and the removal of former President Jose Pedro Castillo in December 2022.

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

In 2025, the Peruvian GDP grew by 3.4%, reflecting a continued recovery supported by higher private and public investment, as well as improved performance in key sectors such as agriculture and services. Inflation declined to approximately 1.5%, remaining within the Central Bank’s target range, while domestic demand expanded by around 5.8%,supported by easing monetary conditions, improving consumer confidence and higher investment activity.

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
•
Financial market volatility and market turmoil generated by trade policies, bank failures or similar developments in the United States and other regions.
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
•
The oceanic and atmospheric phenomenon El Niño and La Niña may have a negative impact on the economy of Peru and on our results. Among other potential impacts, this phenomenon could affect Interbank’s loan activity and asset quality in the future, considering that (i) it may affect the overall payment capacity of Interbank borrowers, and (ii) Interbank loan agreements typically grant borrowers a grace period due to El Niño.

For more information regarding potential economic or regulatory factors that could affect our result of operations or financial condition, see “Item 3. Key Information—Risk Factors”, “Item 4. Information on the Company—Business Overview—Strategy”, “Item 5. Operating and Financial Review and Prospects—Operating Results” and “Forward-Looking Statements.”

E.
Critical Accounting Estimates

For a summary regarding critical accounting estimates and judgments, please refer to “Item 5. Operating and Financial Review and Prospects – Operating Results—Critical accounting estimates and judgments.”

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

If a director resigns or otherwise becomes unable to continue with his or her duties, a majority of our directors may appoint any other person to serve as director for the remaining term of the board.

The board of directors may establish one or more committees, to which it may delegate any or all of its responsibilities. Each committee shall be composed by two or more directors.

The board of directors typically meets in regularly scheduled quarterly meetings and when called by any dignitary (dignatario) or our Chief Executive Officer. Resolutions must be adopted by the majority of the directors present at the meeting.

Board of Directors

Our board of directors consists of seven members, four of whom are independent. The business address of our board of directors is Av. Carlos Villarán 140, 5th floor, Urbanización Santa Catalina, La Victoria, Lima 13, Perú. The following table sets forth certain information about our current directors.

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

Carlos Tomás Rodríguez-Pastor Persivale has served as IFS's chairman since 2007. He also serves as Interbank’s chairman since 1995 and was Interbank’s interim Chief Executive Officer during 2010. In addition, Mr. Rodríguez-Pastor serves as Chairman of Intercorp Peru, Colegios Peruanos, InRetail Peru Corp. and Universidad Tecnológica del Perú, and as director of Inteligo, Interseguro and InFinance XP S.A. (formerly Financiera Oh! S.A.), among others. Mr. Rodríguez-Pastor received a bachelor’s degree in social science from the University of California at Berkeley and a master’s degree in business administration from the Amos Tuck School of Business at Dartmouth College.

Fernando Martin Zavala Lombardi has served as an IFS director since his appointment in April 2019, and has been serving Interbank as director since March 2019. Mr. Zavala also serves as CEO and director of Intercorp Peru Ltd. and Chairman of InRetail Pharma and Homecenters Peruanos, and director of InRetail Peru Corp., Inteligo, Universidad Tecnológica del Perú, Colegios Peruanos, Colegios de Ecuador COLDEC, Interseguro, Tiendas Peruanas, Supermercados Peruanos, InFinance XP S.A. (formerly Financiera Oh! S.A.), Intertítulos, and Inteligo Bank. He previously served as CEO in Peru and Panama of the multinational company SABmiller and has been director of several companies in Peru, and several business guilds and NGOs as well. In the public sector, he has been Prime Minister and Minister of Economy and Finance, the latest twice, as well as General Manager of the Peruvian Antitrust Authority (INDECOPI). Mr. Zavala received a bachelor’s degree in economics from Universidad del Pacífico in Lima, a master’s degree in business management from Universidad de Piura, and a master’s in business administration from University of Birmingham in England.

Felipe Federico Roy Morris Guerinoni has served as one of IFS's directors since 2007. Mr. Morris also serves as Chairman of Interseguro and InFinance XP S.A. (formerly Financiera Oh! S.A.), and as Director of Intercorp Peru and Inteligo Bank. Mr. Morris received a bachelor’s degree in economics from the Universidad del Pacífico in Lima, a master’s degree in economics from the University of Pittsburgh and a master’s degree in finance from American University.

Lucía Cayetana Aljovin Gazzani has served as one of IFS's directors since her appointment in April 2019 and has been serving as Interbank’s director since July 2018. Mrs. Aljovin also serves as Chairman of Compañía Latinoamericana de Radiodifusión, and as director of Nexa Resources Peru, Nexa Resources Atacocha, JetSMART Holdings Limited and Pesquera Diamante, among others. Previously, she was President of the National Fishing Society and Asociación Perú 2021 (Perú Sostenible), Vice President of CONFIEP (Confederación Nacional de Instituciones Empresariales Privadas), a partner at Miranda & Amado law firm, a member of the board of directors of the Lima Stock Exchange and served as director of other Peruvian companies and nonprofit organizations. She has also served as Foreign Affairs Minister, Minister of Energy and Mines and Minister of Social Inclusion. Mrs. Aljovin received a degree in Law from the Pontificia Universidad Católica del Perú and a master’s degree in business administration from Universidad Adolfo Ibanez of Chile. She has also been a journalist and a professor at several Peruvian universities.

Hugo Antonio Santa María Guzmán has served as one of IFS's directors since his appointment in April 2019, and has been serving as Interbank director since November 2016. Mr. Santa María is partner, manager of economic studies, and chief economist of APOYO Consultoría, where he runs the Business Advisory Service (“SAE,” for its acronym in Spanish). SAE is the leading economic and business (analysis) service in Peru. He is currently a member of the board of directors of APOYO Comunicación, Sociedad Agricola Virú S.A., Colegios Peruanos, Supermercados Peruanos, InRetail Perú Corp., InRetail Pharma, Quicorp S.A. and Real Plaza. Previously, he was a member of the boards of Banco Santander Peru, EDPYME Santander Consumo Perú, Compañía Minera Atacocha S.A. (now, Nexa Resources Perú S.A.A.) and the Consolidated Reserve Fund (investment fund of the Peruvian public pension system) as well as independent director and President of the board of Mibanco. Mr. Santa María has been a professor in graduate programs at Universidad del Pacífico, Universidad Peruana de Ciencias Aplicadas and Universidad de Piura. Mr. Santa María holds a bachelor’s degree in economics from Universidad del Pacífico and master and Ph.D. from Washington University in St. Louis.

Guillermo Martínez Barros has served as one of IFS’s directors since 2019. He has also served as a director of Interseguro since 2008. Mr. Martínez serves as director of InFinance XP S.A. (formerly Financiera Oh! S.A.) and Centros de Salud Peruanos S.A.C. in Peru, and PrimAmérica Consultores S.A., Scan S.A. and Ebench S.A. in Chile. Mr. Martínez is also the chairman and owner of Inmobiliaria e Inversiones Siete Mares S.A. Mr. Martínez received a bachelor’s degree in business administration from the Universidad Católica de Chile, a master’s degree in business administration from the University of Chicago and a master’s degree in economics from the London School of Economics.

Alejandro Christian Sandoval Zavala has served as one of IFS's directors since March 2025. He has extensive professional experience serving on the management and boards of leading companies in airport services (Peru, Colombia, Ecuador, and Mexico), logistics (Peru), and real estate (Peru). Currently, he also serves as Vice President of the Board of Aeropuertos del Perú S.A., Talma Servicios Aeroportuarios S.A., and Dinet S.A., and as a director of DT Dinetperú S.A.C. and Inmobiliaria Koricancha S.A. (Lima Cargo City). Previously, he served as director of Sandoval S.A.C., general manager and director of Inmobiliaria Fénix S.A.C., general manager of Inmobiliaria Koricancha S.A., finance manager of Talma Servicios Aeroportuarios S.A., and administration and finance manager of M.G. Rocsa S.A. Mr. Sandoval received a degree in Economics at Universidad del Pacifico and holds a master's degree in business administration from Stanford Graduate School of Business at Stanford University. He also completed the Global Management Program at Stanford University, as well as specialized studies at Columbia University and the Massachusetts Institute of Technology (MIT).

Executive Officers

The business address of our executive officers is Av. Carlos Villarán 140, 5th floor, Urbanización Santa Catalina, La Victoria, Lima 13, Perú. The following table sets forth certain information about our executive officers. Each member of our management team serves for open-ended terms.

Name	Position	Year of Birth	Year Appointed
Luis Felipe Castellanos López Torres	Chief Executive Officer	1970	2013
Michela Casassa Ramat	Chief Financial Officer	1973	2012
Liliana Elcira Vera Villacorta	Chief Accounting Officer	1974	2006

Luis Felipe Castellanos López-Torres has served as IFS's Chief Executive Officer since April 2013. Mr. Castellanos is also one of Interseguro’s directors since his appointment in April 2019 and one of Interbank's directors since May 2024. Mr. Castellanos served as Interbank’s Chief Executive Officer from January 2011 until May 2024. Mr. Castellanos joined Interbank in 2006 as the Chief Executive Officer of Interfondos. He has served as Interbank’s Vice President for Retail Banking and Manager of the Mortgage and Real Estate Division. Previously, he was a Director in the investment banking division at Citigroup Global Markets in New York. Before joining Citigroup, Mr. Castellanos was responsible for the treasury department at Minera Yanacocha S.A. Mr. Castellanos received a bachelor’s degree in business administration from the Universidad del Pacífico and a master’s degree in business administration from the Amos Tuck School of Business at Dartmouth College.

Michela Casassa Ramat has served as IFS's Chief Financial Officer and as Interbank’s Chief Financial Officer since September 2012. She also serves as director of Interseguro, Intertítulos, Inteligo Sociedad Agente de Bolsa, Inteligo Bank, and Procesos de Medios de Pago. She is also a member of The World Economic Forum's Global Future Council on Financial Education. Mrs. Casassa joined Interbank in September 2011 as Head of Strategic Planning. Prior to joining Interbank, she served as Head of Strategy and Business Development at Banco de Crédito del Perú in Lima, and Head of Strategy for Corporate and Investment Banking and Head of Central & Eastern Europe at Unicredit in Milan and Istanbul. She has also worked at the consultancy firms Sapient and The Boston Consulting Group in Milan. Mrs. Casassa holds a bachelor’s degree in business administration from the Universidad de Lima and a master’s degree in business administration with a specialization in finance from the SDA Bocconi in Milan.

Liliana Elcira Vera Villacorta has served as IFS's Chief Accounting Officer since our formation. Ms. Vera served as Accounting Manager of Interbank from 2003 to 2011. From 1998 to 2002, Ms. Vera was a senior analyst at EY Peru. Ms. Vera received a degree in accounting from the Pontificia Universidad Católica del Perú and a master’s degree in business administration from INCAE Business School.

Senior Management

The business address of our senior managers is Av. Carlos Villarán 140, 5th floor, Urbanización Santa Catalina, La Victoria, Lima 13, Perú. The following table sets forth certain information about our senior management. Each member of our management team serves for open-ended terms.

Name	Position	Year of Birth	Year Appointed
Gonzalo José Basadre Brazzini	Deputy Chief Executive Officer	1970	2013
Juan Antonio Castro Molina	General Counsel	1971	2006
Cecilia Ramírez Riesco	Investor Relations Officer	1987	2024
Katia Mercedes Lung Won	Chief Compliance Officer	1968	2016
Peter Roekaert Embrechts	Internal Auditor	1967	2020

Gonzalo José Basadre Brazzini has served as IFS's Deputy Chief Executive Officer since April 2013. Mr. Basadre is also the General Manager/Chief Executive Officer of Interseguro since 2012. Previously, he was the Vice President of Investments (Chief Investment Officer) of Interseguro. He received a bachelor’s degree in business administration from the Universidad del Pacífico in Lima and a master’s degree of business administration from Harvard University.

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

Cecilia Ramírez Riesco was appointed IFS's Investor Relations Officer in February 2024, effective as of March 1, 2024. Ms. Ramírez previously served as Head of Structural Asset Liability Management at Interbank, a position she continues to hold, having joined the company in January 2023. Prior to joining Interbank, she served as Asset Liability Management Manager at Banco de Crédito del Perú. With over 14 years of experience in the financial services sector, Ms. Ramírez holds a bachelor’s degree in economics from the Universidad de Lima and a master’s degree in finance from the London Business School.

Katia Mercedes Lung Won was appointed as IFS's Chief Compliance Officer in March 2016. She also serves as Chief Compliance Officer of Interbank since 2012. Prior to joining Interbank, Ms. Lung served as Vice President Project Manager for Suntrust Bank in Miami, Florida in the International Wealth Management Division and as Vice President BSA/AML Compliance Officer for BNP Paribas Agency and the General Security Principal (Broker Dealer) for BNP Paribas Investment Services. Ms. Lung holds a bachelor’s degree in business administration from Florida International University (Cum Laude), and a master’s degree in business administration from Nova Southeastern University, as well as a CP/AML FIBA and a Six Sigma Certification—Green Belt.

Peter Roekaert Embrechts was appointed as IFS's Internal Auditor in June 2020. Since September 2019 Mr. Roekaert has been in charge of SOX and internal control implementation at IFS and subsidiaries. Previously he served as Interbank’s Head of Credit Risk Monitoring and Recovery – Commercial Banking since December 2006. Prior to that he was Deputy Head of Recovery – Commercial Banking since January 2004 and worked at Interbank’s Corporate Banking Division since July 1996. Mr. Roekaert holds a bachelor’s degree in economics from the Universidad del Pacífico, as well as a master’s degree in business administration from the Johnson Graduate School of Management at Cornell University.

Interbank

Board of Directors

Interbank’s board of directors consists of nine members, five of whom are independent. The business address of Interbank’s board of directors is Av. Carlos Villarán 140, Urbanización Santa Catalina, La Victoria, Lima 13, Peru. The following table sets forth certain information about our directors as of the date of this Annual Report on Form 20-F.

Name	Position	Year of Birth	Year Appointed
Carlos Tomás Rodríguez-Pastor Persivale	Chairman	1959	1995
Luis Felipe Castellanos López-Torres	Director	1970	2024
Carlos Miguel Heeren Ramos(1) (2)	Lead Director	1968	2015
Felipe Federico Roy Morris Guerinoni	2nd Vice-Chairman	1953	2000
Lucía Cayetana Aljovín Gazzani(1)	Director	1966	2018
Hugo Antonio Santa María Guzmán(1)	Director	1963	2016
Fernando Martín Zavala Lombardi	1st Vice-Chairman	1971	2019
Marcia Nogueira de Mello(1) (3)	Director(3)	1965	2022
Alejandro Christian Sandoval Zavala(1)	Director	1972	2025

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

Carlos Tomás Rodríguez-Pastor Persivale, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors."

Luis Felipe Castellanos López-Torres, See "Item 6. Directors, Senior Management and Employees—Directors and senior management—General—Executive Officers."

Carlos Miguel Heeren Ramos has served as one of Interbank’s directors since 2015, appointed as Lead Director in 2020 and as required by the SBS regulation, designated as the Director responsible to supervise the efficiency of the information security and cybersecurity system from 2021 to 2023. In addition, he is CEO of UTEC (Universidad de Ingeniería y Tecnología) and TECSUP (Instituto Superior de Tecnología). He currently serves on the board of several companies and non-profit organizations, such as Dinet S.A. and Talma Servicios Aeroportuarios S.A. Prior to his current role, he was a partner in the largest consulting firm in Peru, Apoyo Consultoría, where he served as the head of management consulting. He also served as director of Cementos Pacasmayo S.A.A. and

San Fernando S.A. Additionally, he spent 12 years as a faculty member in the Graduate School of the Universidad del Pacífico. He obtained his bachelor’s degree in economics at the Universidad del Pacífico, and obtained his master’s degree in economics from the University of Texas at Austin.

Felipe Morris Guerinoni, See "Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors."

Lucía Cayetana Aljovin Gazzani, See "Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors."

Hugo Antonio Santa María Guzmán, See "Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors."

Fernando Martin Zavala Lombardi, See "Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors."

Marcia Nogueira de Mello has served as one of Interbank’s directors since October 2022. As required by the SBS regulation, she has been designated as the Director responsible for supervising the efficiency of Interbank’s information security and cybersecurity system since 2023. She is co-founder and board member of Oasis Capital Ltd. (formerly Volt Partners Investimentos Ltd.), independent board member of PagSeguro Digital Ltd. (Wallmine), Compañía Brasileira de Distribución Ltd., Leo Madeiras Maquinas & Ferragens S.A. and Leo Meio de Pagamentos Ltd. Previously, she was co-founder and board member of Revolution Investimentos Ltda., served as CEO of Global Payments South America Brasil Serviços de Pagamentos, was member of the advisory board of Banco Letsbank S.A. (formerly Banco Smartbank S.A.), and DMCard Processamento de Dados e Central de Atendimento Ltda., commercial director of Elavon do Brasil Soluçoes de Pagamento S.A., country manager and sales director of Verifone do Brasil Ltda., director of channels, strategy and payment solutions at Companhia Brasileira de Meios de Pagamento S.A. (Cielo), and business development manager of EDS Electronic Data Systems do Brasil Ltda. (subsidiary of Hewlett-Packard - HP). Mrs. Nogueira received a degree in Computer Science from the Universidade Presbiteriana Mackenzie in Brazil.

Alejandro Christian Sandoval Zavala, See "Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors."

Executive Officers

The business address of Interbank’s executive officers is Av. Carlos Villarán 140, Urbanización Santa Catalina, La Victoria, Lima 13, Perú. The following table sets forth certain information about Interbank’s executive officers as of the date of this Annual Report on Form 20-F.

Name	Position	Year of Birth	Year Appointed
Carlos José Tori Grande	Chief Executive Officer	1976	2024
Michela Casassa Ramat	Chief Financial Officer	1973	2012
Alexander Woodman Navarrete	Executive Vice President of Retail Banking and Channels	1974	2024
Víctor Edwin Martín Cárcamo Palacios	Executive Vice President of Commercial Banking	1972	2016
Alfonso Alejandro Díaz Tordoya	Executive Vice President of Operations and Technology	1979	2022
Giorgio Ettore Miguel Bernasconi Carozzi	Executive Vice President of Capital Markets	1961	2009
Julio Antonio Del Valle Montero	Executive Vice President of Human Resources	1977	2023
Mauricio Yaya Silva	Executive Vice President of Risk Management	1979	2026
Federico Medeiros Quaggio	Executive Vice President of Retail Risk Management	1980	2026
Claudio Patricio Querol Calderón	Executive Vice President of Data, Analytics and GenAI	1974	2026

Carlos José Tori Grande has been serving as Chief Executive Officer of Interbank since May 2024, and has served as IFS’s Executive Vice President of Payments since his appointment in June 2022. He previously served as Interbank’s Executive Vice President of Payments since August 2022, after serving as Executive Vice President of Retail Banking and Channels since March 2021, as Vice President of Retail Banking since December 2016 and as Vice President for Distribution Channels since February 2014. Mr. Tori joined Interbank in 2009 as Head of the Corporate Finance team. In addition, Mr. Tori serves as Chairman of Procesos de Medios de Pago. He has also served as director of Interfondos, Compañía de Servicios Conexos Expressnet S.A.C. (Expressnet), Servitebca Perú Servicio de Transferencia Electrónica de Beneficios y Pagos S.A.C. (Servitebca) and Pagos Digitales Peruanos S.A. Prior to joining Interbank, Mr. Tori also worked for Citigroup, BankBoston and Merrill Lynch . Mr. Tori received a bachelor’s degree in business administration from Texas A&M University and a master’s degree in business administration from the Amos Tuck School of Business at Dartmouth College. In addition, he attended the Advanced Management Program at Harvard Business School.

Michela Casassa Ramat, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Executive Officers.”

Alexander Woodman Navarrete has served as Interbank’s Executive Vice President of Retail Banking and Channels since October 2024. He previously served as Head of Retail Products and Channels since April 2018, after having served as Head of Payment Services and Acquisition since November 2015. In addition, he also serves as director of Cámara de Compensación Electrónica (CCE). Previously, he served as director at Compañía Peruana de Medios de Pago (Niubiz). Before joining Interbank, he served as Head of Strategy and Commercial Management at LATAM Airlines Peru, Manager of Revenue Management and Planning and Control at LATAM Airlines USA, as Service Consultant in Value Added Services at Visa International and Six Sigma Black Belt and as Product Manager Services at Bellsouth Perú. Mr. Woodman holds a bachelor’s degree as industrial engineer from Universidad de Lima and holds a master’s degree in business administration from Duke University.

Víctor Edwin Martin Cárcamo Palacios has served as Interbank’s Executive Vice President for Commercial Banking since January 2016. Previously, he served as Head of Corporate Finance and Head of Medium Enterprises Banking at Interbank. He also serves as Director of Intertítulos, PMP and La Fiduciaria S.A. Until 2020, he served as director of Servitebca. Before joining Interbank, Mr. Cárcamo was the Executive Director of Capital Markets at Banco Santander in Mexico and Deputy Manager of Retail Products at Banco Santander in Argentina. Mr. Cárcamo holds a bachelor’s degree in economics from the Universidad de Lima and a master’s degree in business administration from the Universidad Adolfo Ibáñez in Chile. Mr. Cárcamo also completed the General Management Program at Harvard Business School.

Alfonso Alejandro Díaz Tordoya has served as Interbank’s Executive Vice President of Operations and Technology since August 2022, after serving as Vice President of Digital Delivery & Partnerships since January 2022. Prior to this position, he served as the Head of Digital Alliances since March 2021, after serving as Vice President of Distribution Channels since December 2016 and as Manager for the Digital Channels Division since May 2013. Mr. Diaz also serves as a Director of Compañía Peruana de Medios de Pago. Previously, he served as director at Procesos de Medios de Pago, Interfondos, Servitebca, Expressnet and CCE. Prior to joining Interbank, Mr. Diaz worked in management consulting at A.T. Kearney and in commercial banking at Citigroup Peru. Mr. Diaz is a Licensed Industrial Engineer from Universidad de Lima and holds a master’s degree in business administration from Harvard Business School.

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

Mauricio Yaya Silva has served as Executive Vice President of Risk Management at Interbank since March 2026. Previously, he served as Central Manager of Risk Transformation and Payment Solutions from June 2025 to March 2026, Payment Solutions Tribe Lead from March 2024 to May 2025, Division Manager of Mortgage and Real Estate Business from May 2021 to February 2024, Division Manager of Corporate Products and Services from June 2017 to May 2021, and Deputy Division Manager of Digital Channels. Prior to joining Interbank, he served as a Senior Analyst in the Corporate Banking Division at Banco de Crédito del

Perú (BCP), Head of Large and Mid-Sized Companies at HSBC Bank Perú, and Senior Associate Consultant in the Financial Services practice at PricewaterhouseCoopers (PwC) Advisory Services LLC. He holds a degree in Economics from Universidad del Pacífico and an MBA from the Booth School of Business of the University of Chicago.

Federico Medeiros Quaggio has served as Executive Vice President of Retail Risk Management at Interbank since March 2026. Previously, he served as Head of Retail Risk from June 2025 to March 2026. Prior to joining Interbank, he served as Wholesale Credit Manager at Banco Itaú Chile S.A. from November 2010 to December 2011, and as Vice President of Credit and Vice President of Risk (Chief Risk Officer) at Banco Itaú Colombia S.A. from January 2012 to October 2024. He holds a degree in Production Engineering from the Escola Politécnica of the University of São Paulo and a Master’s degree in Production Engineering from the same institution.

Claudio Patricio Querol Calderón has served as Executive Vice President of Data, Analytics and GenAI at Interbank since March 2026. Prior to joining Interbank, he served as an Associate Partner at McKinsey & Company from 2021 to 2026, Chief Executive Officer of Axus from 2016 to 2021, and Managing Director at Cisco Systems from 2007 to 2016. He holds a degree in Electronic Engineering from Universidad Peruana de Ciencias Aplicadas (UPC) and an MBA from the Massachusetts Institute of Technology (MIT).

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

Name	Position	Year of Birth	Year Appointed
Felipe Federico Roy Morris Guerinoni	Chairman	1953	1998
Juan Carlos Vallejo Blanco	Director	1964	2012
Carlos Tomás Rodríguez-Pastor Persivale	Director	1959	1998
Raúl Alberto Francisco Musso Vento(1)	Director	1954	2000
Fernando Martín Zavala Lombardi	Director	1971	2019
Luis Felipe Castellanos López-Torres	Director	1970	2019
Guillermo Martínez Barros(1)	Director	1958	2008
Michela Casassa Ramat	Director	1973	2024
Carlos Octavio Saco Vértiz Tudela(1)(2)	Alternate Director for Mr. Guillermo Martínez Barros	1961	2013

(1)
Independent director pursuant to Peruvian regulations.
(2)
Carlos Octavio Saco Vértiz is an alternate director.

The following sets forth selected biographical information for each of the members of Interseguro’s board of directors.

Felipe Federico Roy Morris Guerinoni, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors."

Juan Carlos Vallejo Blanco has served as one of Interseguro’s directors since 2012. In addition, Mr. Vallejo is Chief Executive Officer of InRetail Peru Corp., and serves as director of Supermercados Peruanos, Makro Supermayorista, InRetail Pharma, Tiendas Peruanas, Homecenters Peruanos, Quicorp, Colegios Peruanos S.A., InFinance XP S.A. and Inmobiliaria Milenia S.A. Mr. Vallejo served as Chief Executive Officer of Interseguro from 1998 until 2012. Mr. Vallejo received a bachelor’s degree in industrial engineering from the Universidad de Chile and a master’s degree in business administration from INCAE Business School in Costa Rica.

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

Fernando Martín Zavala Lombardi, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors."

Luis Felipe Castellanos López-Torres, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Executive Officers”

Guillermo Martínez Barros, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors."

Michela Casassa Ramat, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Executive Officers.”

Carlos Octavio Saco Vértiz Tudela has served as an alternate director of Interseguro’s since 2004. Mr. Saco-Vértiz has also served as a director of InFinance XP S.A. (formerly Financiera Oh! S.A.), Tiendas Peruanas S.A., Supermercados Peruanos S.A. and Homecenters Peruanos S.A. In addition, Mr. Saco-Vértiz is a Senior Partner at BBGS Saco-Vértiz & Landerer law firm. Mr. Saco-Vértiz received a law degree from the Pontificia Universidad Católica del Perú and graduated from the Senior Management Program (PAD) of the Universidad de Piura.

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

Gonzalo José Basadre Brazzini, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Executive Officers."

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

Claudia Maria Delgado Ehni has served as Interseguro’s Vice President of Legal, Administration and Finance since 2023. Prior to joining Interseguro, she was the Executive Director of Finance at Credicorp Capital. She holds a bachelor’s degree in economy from the Universidad del Pacífico and a master’s degree in business administration from Harvard Business School.

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

Inteligo

Board of Directors

Inteligo’s board of directors consists of five members, none of whom are independent. The business address of Inteligo’s board of directors is Calle 74 con Calle 50, PH 909, 16th Floor, Panama City, Panama. The following table sets forth certain information about Inteligo’s directors as of the date of this Annual Report on Form 20-F.

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

Roberto Hoyle McCallum has served as Chairman of Inteligo since February 2014. He also serves as Chairman of Inteligo Bank Ltd., Chairman of Instituto Cultural Peruano Norteamericano (ICPNA), Director of inPeru, Director of Vida Peru, former director and member of the executive committee of Cámara de Comercio de Lima, former Chairman of the Bolsa de Valores de Lima, former Chairman of inPeru and former member of the Executive Committee of FIAB (Federación Iberoamericana de Bolsas). Mr. Hoyle has over 55 years of experience in international banking. He received a bachelor’s degree in business administration and completed the Management Executive Program and the executive master’s degree in business administration of the Universidad de Piura.

Carlos Tomás Rodríguez-Pastor Persivale, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors."

Fernando Zavala Lombardi, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—Board of Directors."

Luis Felipe Castellanos, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—General–Executive Officers.”

Reynaldo Roisenvit Grancelli has served as Inteligo’s Treasurer since 2020. He also served as Inteligo’s Chief Executive Officer from 2014 until 2024. He serves as Inteligo USA’s sole Director and Director of Inteligo Bank since 2005. Mr. Roisenvit is also member of the Investment Committee of Interseguro and member of various committees, including Corporate Governance Committees, of Inteligo Bank. He previously served as director of the Lima Stock Exchange, Chief Executive Officer of Inteligo, Inteligo Bank and Inteligo SAB, Deputy Chief Executive Officer of Inteligo SAB, Chief of Research of Interfip Bolsa, Chief Executive Officer of Interfip Bolsa, Products Manager of Private Banking at Interbank and Portfolio Manager of Global Investment Advisory Group at the Compass Group, in New York. Mr. Roisenvit received a bachelor’s degree in economics from the Universidad de Lima and a master’s degree in business administration from Columbia Business School.

Executive Officers

The business address of Inteligo’s executive officers is Calle 74 con Calle 50, PH 909, 16th Floor, Panama City, Panama. The following table sets forth certain information about Inteligo’s executive officers.

Name	Position	Date of Birth	Year Appointed
Bruno Ferreccio Del Río	Chief Executive Officer	1976	2024
Victor Vinatea Cámere	Chief Operations Officer	1962	2017
Gianina Gotuzzo Oliva	General Counsel	1975	2017
Daniel Yagui Yoshimoto	Chief Financial Officer	1980	2020

Reynaldo Roisenvit Grancelli, See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—General—General–Executive Officers.”

Bruno Ferreccio Del Río has served as Inteligo's Chief Executive Officer since October 2024. He also has served as Inteligo Bank’s Chief Executive Officer since May 2019. Previously, he served as Inteligo SAB's Chief Executive Officer since July 2019 until September 2021 and as Deputy Chief Executive Officer of Inteligo SAB since April 2017, and before that as Chief Commercial Officer since December 2015. In addition, he served as Inteligo’s Chief Financial Officer and as Inteligo SAB’s Financial Vice President since April 2014. Before joining Inteligo in June 2010 as Inteligo SAB’s Financial Manager and Chief of Products, Mr. Ferreccio was the Vice President of Futures and Derivates in Commodities at AAKOP LLC in New York, and Resident Engineer of HV S.A. CONTRATISTAS in Peru. He received a bachelor’s degree in civil engineering from the University of Texas, Austin, a master’s degree in business administration from the University of Michigan and completed the General Management Program at Harvard Business School.

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

B.
Compensation

Our articles of incorporation provide that our shareholders are responsible for determining the compensation to be paid to members of our board. Some of our executive officers are also executive officers in our subsidiaries, and receive compensation for their services from such subsidiaries. Consistent with applicable law, we do not disclose to our shareholders, or otherwise make public, information regarding the individual compensation of our board members or executive officers, or of the board members or executive officers of our subsidiaries. For the year ended December 31, 2025, the aggregate annual compensation to our board members and to board members of our subsidiaries totaled S/3.3 million. For the year ended December 31, 2025, the aggregate annual compensation to our executive officers and executive officers of our subsidiaries totaled S/34.7 million.

For the year ended December 31, 2025, no amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and officers. None of our directors or any of the directors of our subsidiaries have entered into any service contracts with our company or our subsidiaries providing for benefits upon termination of their employment. As of the year ended December 31, 2025, neither we nor our subsidiaries have adopted any executive long-term incentive plan, while Interbank has a retention bonus program for some of its executive officers.

Clawback policy

On November 8, 2023, IFS's Board of Directors approved a clawback policy (the “Clawback Policy”), included as an exhibit hereto (see “Item 19. Exhibits”), in accordance with the applicable provisions of The New York Stock Exchange Listed Company Manual. Pursuant to the Clawback Policy, IFS shall recover, subject to certain exceptions, erroneously awarded compensations received by current or former executive officers of IFS (as determined by IFS's Board of Directors) in the event IFS is required to prepare an accounting restatement due to IFS's material noncompliance with any financial reporting requirement under the securities laws in the United States of America. The Clawback Policy became effective on December 1, 2023.

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

At Interbank, the Audit Committee was established in March 2000. As of the date of this annual report on Form 20-F, the Audit Committee is comprised of four board members who do not hold executive positions, one of whom is an independent member, who was designated as its president.

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

In the case of Interseguro, the principal purpose of the Internal Audit Committee is to monitor that the accounting processes and financial reporting are appropriate. Besides, the Internal Audit Committee evaluates the activities carried out by the internal and external auditors of the company. The members of the Audit Committee are appointed by the Board of Directors and must have the necessary knowledge and experience to perform their duties. As of the date of this annual report on Form 20-F, this committee is composed of four members of the Board of Directors who do not hold executive positions in the company.

Other Committees

Integral Risk Management Committee

At Interbank, the Integral Risk Management Committee is a corporate body created by resolution of the board of directors. It is responsible for approving the policies and organization of the comprehensive risk management system, as well as any amendments to said policies. The Integral Risk Management Committee defines the risk appetite and level of tolerance that Interbank is willing to take in its business and the actions needed to implement the required corrective measures necessary to maintain adequate levels of risk tolerance. The Integral Risk Management Committee is comprised of (i) up to six members of the board of directors, out of which three are main directors and up to three are alternate directors; and (ii) the Chief Executive Officer and the Vice-Presidents. The committee reports monthly to the board of directors the main issues it has discussed and the agreements adopted in the previous meeting.

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

At Interbank, the ALCO’s main purpose is to manage the structure of Interbank’s financial position considering its profitability and risk targets. The ALCO is also responsible for the proposition of new products or operations that contain components of market risk. Additionally, it serves as the communication channel with units that generate market risks. The ALCO meets monthly and is comprised of the Chief Executive Officer, the Chief Financial Officer, the Executive Vice Presidents of Risks Management, Commercial Banking, Operations and Technology, Retail Banking and Channels, and Capital Markets and the Manager of Treasury/Position Desk. The manager of Market Risks and the manager of Planning and Management Control are invited to attend the ALCO's meeting, but they cannot vote.

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

Inteligo Bank created an Investment Committee in 2017. The Committee is responsible for reviewing and approving the strategy of Inteligo Bank’s investment portfolio and approving new investment products. The Committee meets quarterly and is comprised of one board member, the Chief Executive Officer, the Chief Executive Officer of the Panamanian Branch, the Chief Financial Officer, the Corporate Risk Officer and as external provider, Inteligo SAB's Asset Management Vice-President. Recently, the name of such committee at Inteligo Bank changed to Investment and Fiduciary Committee, to guarantee that the activities related to advisory, administration and investment management of the clients’ assets are conducted pursuant to Inteligo Bank’s policies and regulations.

Internal Audit

At our segments level, the Internal Audit Division reports to the board of directors at each subsidiary. It supports the Company in meeting its objectives through the application of a systemic and disciplined approach to assess and enhance the efficiency of its governance processes, risk management and control processes.

D.
Employees

IFS

As of December 31, 2025, IFS had no employees. However, its operations are carried out by employees from its subsidiaries and affiliates.

Interbank

As of December 31, 2025, Interbank had 6,742 employees, 2,627 work in financial stores and 3,463 work at the headquarters and in operational centers of Interbank. Of the total employees, 2,967 are dedicated to sales force. We have been optimizing our distributional channels and have reduced full time employees at financial stores. Interbank’s employees are not unionized, are not a party to any collective bargaining agreement and since Interbank’s privatization in 1994, have never been involved in a strike or work stoppage.

Interseguro

As of December 31, 2025, Interseguro had a total of 1,518 employees, which included officers and administrative staff, as well as sales agents and representatives. Interseguro’s employees are not unionized, are not a party to any collective bargaining agreement and have never been involved in a strike or work stoppage.

Interseguro provides its employees with benefits that exceed the requirements of Peruvian labor laws, including school allowance, specialized training programs, general health base plan and oncology plan, each covered at 100%. Interseguro also provides wellness programs for its employees, as well as a full portfolio of development, family inclusion, and social programs.

Inteligo

As of December 31, 2025, Inteligo and its subsidiaries had 397 employees, which included officers and administrative staff, as well as commercial representatives. Inteligo’s senior management is located in Peru and Panama. Inteligo’s and its subsidiaries’ employees are not unionized, are not a party to any collective bargaining agreement and have never been involved in a strike or work stoppage.

E.
Share Ownership

Except as described under “Item 7. Major Shareholders and Related Party Transactions—Major shareholders”, none of our directors or senior management beneficially owns our common shares, as of the date of this Annual Report on Form 20-F.

We do not have any arrangements for involving employees in our capital, including any arrangements that involve the issue or grant of options of our shares or securities.

F.
Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

Our only outstanding equity securities are our common shares. As of December 31, 2025, IFS had issued 115,447,705 common shares (including treasury stock), of which 62,234,199 were registered in CAVALI and 53,213,506 were registered in DTC. As of December 31, 2025, 14,632 common shares registered in CAVALI were held by 15 U.S. citizens and/or residents in the United States.

The following table sets forth certain information regarding the ownership of outstanding shares as of April 6, 2026 for the following:

•
each person or entity who is known by us to own beneficially 5% or more of our outstanding common shares; and
•
our directors, executive officers and senior management as a group.

	Common Shares Owned
Shareholders	Number of Shares	Percentage owned
Intercorp Perú Ltd.(1)(2)	81,507,547	70.6%
Other Directors and Officers(3)	32,810	0.0%
Treasury stock	4,375,066	3.8%
Float	29,532,282	25.6%
Total	115,447,705	100.0%

(1)
International Financial Holdings Group Inc. (“IFH”), representing 77.3% of the voting rights to appoint the majority of the members of the board of directors of Intercorp Peru, has entered into an irrevocable proxy agreement (the “Irrevocable Proxy Agreement”) appointing Carlos Tomás Rodriguez-Pastor Persivale and two members of his family (the “Agents”) as IFH’s agents, acting by majority vote, with respect to any matters relating to IFH’s ownership interest in Intercorp Peru. The initial period of the Irrevocable Proxy Agreement was two years commencing in June 2019 automatically renewable for six-month periods unless otherwise terminated upon 90 days’ notice. On May 23, 2023, the Irrevocable Proxy was renewed and ratified with effectiveness as of June 12, 2023 under the same terms originally agreed, including automatic renewals for six-month periods unless otherwise terminated upon 90 days’ notice. The renewed Irrevocable Proxy was valid for a two-year period counted from June 12, 2023. On June 9, 2025, the Irrevocable Proxy was renewed and ratified with effectiveness as of June 12, 2025 under the same terms originally agreed, including automatic renewals for six-month periods unless otherwise terminated upon 90 days’ notice. The renewed Irrevocable Proxy is valid for a two-year period counted from June 12, 2025. As of the date of this Annual Report on Form 20-F, the Irrevocable Proxy Agreement had not been terminated.
(2)
IFH Capital Corp. and Intercorp Capital Investments Inc. are the record holders of 9,747,706 and 9,747,707, respectively, of our common shares, or 8.44% each, and are both wholly-owned subsidiaries of Intercorp Peru and therefore Intercorp Peru beneficially owns their shares.
(3)
Excluding Carlos Tomás Rodríguez-Pastor Persivale.

Unless otherwise indicated above, the address for each beneficial owner is c/o Intercorp Financial Services Inc., Av. Carlos Villarán 140, 5th Floor, Urbanización Santa Catalina, La Victoria, Lima 13, Peru. There have been no significant changes in the percentage ownership held by our major shareholders over the past three years.

As of December 31, 2025, IFS and its subsidiaries held 4,365,061 common shares in treasury stock. For more details regarding these shares, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” and Note 16(b) to our audited annual consolidated financial statements.

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

In 2025, 2024 and 2023, IFS’s directors, officers and key management had been involved, directly and indirectly, in credit transactions with certain subsidiaries of IFS, as permitted by applicable Peruvian laws and regulations that regulate and limit certain transactions with employees, directors and officers of financial entities. As of December 31, 2025, 2024 and 2023, direct loans by IFS or its subsidiaries to employees, directors, officers, and key management of IFS and its subsidiaries amounted to S/256.4 million, S/235.2 million, and S/209.7 million, respectively. These loans are current and accrue interest at market rates. Payment dates vary, and may be monthly, quarterly, or at maturity. See “Item 4. Information on the Company—Business Overview—Regulation and Supervision” for information on the regulation of IFS and its subsidiaries and on the protection of deposits.

Inteligo Bank is operating pursuant to its original license, which commencing in 2020 permits a related party exposure of up to 15% of its capital; and as of December 31, 2025, the exposure was 7.3%.

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

Interbank

Lease Agreement between Interbank and Compañía Food Retail S.A.C.

In 2020, Interbank entered into a lease agreement with Supermercados Peruanos S.A. ("Supermercados Peruanos") under which Supermercados Peruanos granted Interbank the right to use supermarket space for the operation of their stores (Money Markets format) and ATMs for a term of five years. Under the terms of the agreement, Supermercados Peruanos provided 2,000 square meters of floor space for the first three years of the agreement and 1,800 square meters for the following two years. Pursuant to an agreement entered into in 2022, Supermercados Peruanos assigned its rights under the lease agreement to Compañía Food Retail S.A.C.

In January 2023, the rented area was reduced as follows: from February to September 2023 to 1,637.05 square meters, and from October 2023 until the end of the agreement to 1,599.55 square meters. In January 2024, an amendment to the agreement was executed to formalize such reduction. A subsequent amendment was executed in October 2025, and it set the leased area at 1,637.05 square meters through the end of the agreement, (expected to occur in September 2029).

Effective as of October 2025, the agreed monthly rent is as follows: (i) for stores located inside the premises (Money Markets format) the rent is S/307.30 per square meter plus taxes, (ii) for stores located outside the premises, the rent is S/204.46 per square meter plus taxes, (iii) for ATMs located inside the premises, the rent is S/2,230.42 plus taxes; and (iv) for ATMs located outside the premises, the rent is S/1,610.85 plus taxes.

In addition, Interbank has made a security deposit of U.S.$0.9 million (approximately S/3.4 million), which shall be applied as a guarantee of payment of the monthly rent. Additionally, Compañía Food Retail S.A.C. has granted us an exclusivity right for the operation of stores (Money Market format) and for ATMs located inside the supermarket premises. As of December 31, 2025, we are operating under this agreement in 29 stores (Money Market format) and with 97 ATMs located inside the supermarket premises.

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

In September 2023, Interbank entered into a new medium-term loan agreement with Pizac Inversionistas S. de R.L. that was assigned in 2024 in favor of GTP Inversionistas S.A.C. under which Interbank granted a loan for up to S/113 million to be paid in eight annual installments at a current annual interest rate of 11%. The collateral was amended to reflect a pledge over 23.71% of the capital stock of UTP, implemented through an addendum to the security agreement on July 4, 2017.

On November 26, 2025, Interbank and GTP Inversionistas S.A.C. entered into a new medium-term loan agreement for an aggregate amount of S/332 million. The loan bears an effective annual interest rate of 8.95% and will be amortized through eight annual installments, with final maturity in October 2033. The proceeds of the loan were used to fully repay the outstanding obligations under the two prior financings described above, and the remaining funds were allocated to corporate purposes, in accordance with the agreed use of proceeds.

Lease Agreements with Supermercados Peruanos

Interbank has entered into several lease agreements with Supermercados Peruanos, a subsidiary of Intercorp Peru, whereby Interbank leased real estate property, machinery and equipment to Supermercados Peruanos. The only lease agreement that remains in effect is the one entered into in 2018, for a total amount of S/107.2 million. As of December 31, 2025, the outstanding debt under the lease agreements amounts to S/85 million (U.S.$25.3 million), excluding interest.

Lease Agreement with Operadora de Servicios Logisticos (OSLO)

As part of a corporate reorganization carried out with Supermercados Peruanos in December 2021, Operadora de Servicios Logísticos assumed full control of the operations related to the distribution center. This reorganization included the contractual assignment of a leasing agreement originally held by Supermercados Peruanos, amounting to S/28.8 million. As of December 31, 2025, the outstanding balance of the lease was S/16.8 million (U.S.$5.0 million) and is no longer in force as of the date of this Annual Report on Form 20-F.

Loan Agreement with Supermercados Peruanos

In March 2025, Interbank entered into a medium-term loan agreement with Supermercados Peruanos for up to S/200 million, with a five-year term and a grace period of 47 months on principal. The loan bears an effective annual interest rate of 7.20%, payable quarterly. The proceeds of this loan were used to prepay and refinance the outstanding balances of certain loan agreements entered with Interbank on 2018 and 2022. The loan is secured by a first-ranking mortgage over various real estate properties and a joint and several guarantee granted by affiliated companies. In addition, in the ordinary course of business, Interbank provides Supermercados Peruanos with short-term credit through factoring, short-term notes, and credit card financing.

The total outstanding debt as of December 31, 2025 under the loan agreement amounts to S/200 million (U.S.$40.2 million), excluding interest.

Lease Agreements with Homecenters Peruanos (“HPSA”)

Interbank has entered into several lease agreements with HPSA, a subsidiary of Intercorp Peru, whereby Interbank leased machinery and equipment to HPSA. As of December 31, 2025, the total outstanding debt under such lease agreements amounts to S/19.1 million (U.S.$2.7 million), excluding interest.

In November 2019, Interbank entered into a term loan agreement with HPSA, a subsidiary of Intercorp Peru, for S/5.0 million at an annual interest rate of 5.30%. In December 2019, a second medium-term loan of S/9.3 million was disbursed under the same interest rate. As of December 31, 2025, the total outstanding principal under these loan agreements amounts to S/5.0 million (U.S.$1.5 million), excluding accrued interest.

In September 2022, Interbank and HPSA entered into a new medium – term loan agreement for S/80 million at an annual interest rate of 8.55%. In September 2023, the loan agreement was amended to reschedule the total outstanding debt of S/67.0 million, at an annual interest rate of 9.45% to be paid on a quarterly basis, and the due date was extended to September 2029. As of December 31, 2025, the total outstanding debt amounts to S/46.0 million (U.S.$13.7 million). In addition, in the ordinary course of business, Interbank provides HPSA with short-term credit through factoring. As of December 31, 2025, the outstanding short-term debt of HPSA amounted to S/1.6 million (U.S.$0.5 million), excluding interest.

Loan Agreement with UTP

In September 2018, Interbank entered into a loan agreement with UTP, a subsidiary of Intercorp Peru, under which Interbank disbursed S/80.0 million at an interest rate of 6.9%. The loan was granted for a term of seven years, which included a two-year grace period. The collateral consisted of a mortgage over real estate properties and assignment of surface rights. In September 2020, as a result of the spin-off of UTP and IDAT, the loan was split and assigned as follows: S/62.0 million to UTP and S/18.0 million to IDAT. In April 2021, UTP’s loan agreement was amended in order to reduce the interest rate to 4.15% and to extend the term for six years, including one year of grace period, as of April 2021. As of December 31, 2025, the amount outstanding under the loan agreement with UTP amounted to S/17.0 million (U.S.$5.0 million), excluding interest; and the amount outstanding under the loan agreement with IDAT amounted to S/4.9 million (U.S.$1.5 million).

Loan Agreement with La Tinka

In September 2023, Interbank entered into a new medium-term loan agreement with La Tinka under which Interbank granted an 18-month loan for an aggregate principal amount up to S/20 million (U.S.$5.9 million), bullet repayment at maturity, and an annual interest rate of 10.9%.

In December 2024, Interbank entered into a new medium-term loan agreement with La Tinka under which Interbank granted a loan for up to S/20 million (U.S.$5.9 million), bullet payment up to 18 months at an annual interest rate of 8.75%. As of

December 31, 2025, the outstanding principal under this loan agreement remains at S/20 million (U.S.$5.9 million), excluding accrued interest.

As of December 31, 2025, the outstanding short-term debt of La Tinka amounted to S/7.5 million (U.S.$2.2 million), excluding interest.

Lease Agreement with Centros de Salud Peruanos

Interbank has entered into several lease agreements with Centros de Salud Peruanos S.A.C., a subsidiary of Intercorp Peru, to finance the construction and expansion of its clinics. In March 2018, the first agreement was executed for the construction of the Los Olivos clinic, which was subsequently expanded in May 2019 and October 2021. In December 2022, a new lease agreement was executed for the construction of the clinic located in Cercado de Lima. Most recently, in May 2025, an additional lease agreement was executed for the construction of the San Juan de Miraflores clinic, with a total financed amount of S/75 million. As of December 31, 2025, the outstanding balance under all lease agreements with Centros de Salud Peruanos amounted to S/151.6 million (U.S.$45.0 million), excluding interest.

In September 2024, Interbank entered into a new medium-term loan agreement with Centros de Salud Peruanos under which they granted an 18-month loan for an aggregate principal amount of S/30 million, bullet repayment at maturity, and an annual interest rate of 7.78%, fully secured by cash collateral. As of December 31, 2025, the outstanding principal balance of the S/30 million medium-term loan granted to Centros de Salud Peruanos remains unchanged, with bullet repayment scheduled at maturity.

Loan Agreement with Intercorp Education Holding Corp.

On September 12, 2023, Interbank entered into a medium-term loan agreement with Intercorp Education Holding Corp., a subsidiary of Intercorp Peru, under which we granted a loan for up to U.S.$51.1 million to be paid in 5 annual installments at an annual SOFR rate plus 4.02% due in August 2028. The proceeds of the loan were disbursed to pay the acquisition price of 13.10% of NG Education Holding Corp’s share capital from NG Capital Partner I. The loan is guaranteed by a corporate guaranty granted by Intercorp Peru. As of December 31, 2025, the aggregated amount outstanding under the loan agreement amounted to U.S.$45.9 million, excluding interest.

Loan Agreement San Borja Global Opportunities:

In 2025, San Borja Global Opportunities SAC (Shopstar), a subsidiary of IFS, secured two structured financing facilities with Interbank as lender. The first, disbursed in March 2025, is a medium-term loan of S/3.0 million with a bullet maturity in February 2028. The second facility, disbursed in July 2025, amounted to S/8.2 million with an 18-month tenor, maturing in December 2026. As of December 31, 2025, the combined outstanding balance of both loans stands at S/8.5 million (U.S.$2.5 million). Both transactions are guaranteed by IFS.

Loan Agreement with Tiendas Peruanas

On January 31, 2025, Interbank entered into a medium-term loan agreement with Tiendas Peruanas for up to S/120.0 million. The facility has a five-year term and includes a six-month grace period on principal. The loan bears interest at an effective annual rate of 7.70%, payable quarterly. As of December 31, 2025, the outstanding balance under this agreement amounted to S/114.4 million, excluding interest.

Loan Agreement with Cineplex

In August 2025, Interbank entered into a club deal loan agreement with Cineplex S.A., an indirect wholly owned subsidiary of InRetail Real Estate Corp., which in turn is a subsidiary of Intercorp, in which Interbank participated with S/320 million. The final maturity date is expected to be August 2030, and the loan bears a fixed annual interest rate of 7.80%, including a 12-month grace period for principal repayments. The facility is fully secured through a comprehensive package of guarantees, including pledges over shares of Cineplex and its affiliated entities within the NG Restaurants Group, as well as a conditional assignment of cash flows. As of December 31, 2025, the aggregated amount outstanding under the loan agreement amounted to S/320 million (U.S.$95.1 million), excluding interest.

Loan Agreement with P.F. Interproperties Perú

In August 2025, Interbank executed a medium-term loan agreement with P.F. Interproperties Perú, an indirect wholly owned subsidiary of InRetail Real Estate Corp., which in turn is a subsidiary of Intercorp Perú Ltd., for a total amount of S/285 million. The loan has a final maturity of five years and carries a fixed annual interest rate of 6.85%, including a 47-month grace period for principal repayments. The repayment structure consists of two bullet payments: 40% of the principal at the end of year four and 60% at maturity. The facility is secured by a first-ranking mortgage over three commercial properties located in Chiclayo. As of December

31, 2025, the aggregated amount outstanding under the loan agreement amounted to S/285 million (U.S.$84.7 million), excluding interest.

Lease Agreement with Real Plaza

On August 12, 2025, Interbank executed a financial lease agreement with Real Plaza for the acquisition of advertising equipment. The total financed amount was US$1.2 million (including taxes), with a term of 60 months and an effective annual interest rate of 7.25%. As of December 31, 2025, the outstanding balance under this lease agreement amounted to approximately US$0.9 million, excluding interest.

Lease Agreement with Homecenters Peruanos Oriente

On February 29, 2016, Interbank entered into a financial lease agreement with Homecenters Peruanos Oriente for the acquisition of equipment and infrastructure works for a retail store. The total financed amount was S/9.36 million (including taxes), with a term of 60 months and an effective annual interest rate of 8.55%. As of December 31, 2025, the outstanding balance under this lease agreement amounted to S/0.5 million, excluding interest.

Loan Agreement with Intercorp Retail Inc.

On October 2025, Interbank granted Intercorp Retail Inc. a short-term loan in the amount of US$50 million. The loan bears an annual interest rate of 6.5% and is scheduled to mature in October 2026.

Interseguro

Agreements with Colegios Peruanos S.A. (“CPSA”)

Trujillo, Peru

In September 2016, Interseguro and CPSA, a subsidiary of Intercorp, signed a usufruct agreement for a period of 20 years, according to which Interseguro granted in usufruct the property located in Trujillo, Peru in favor of CPSA, in order for CPSA to operate a school under the commercial name of “Innova School”. Interseguro constructed the building in four stages all of which were completed in 2019. Currently, CPSA pays Interseguro a monthly rent which amounts to S/137,936 before taxes, adjusted annually by 3% plus 9.1% on the total investment on the property made by Interseguro accumulated on the date incurred.

Cusco, Peru

In October 2017, Interseguro and CPSA signed a usufruct agreement for a period of 25 years, according to which Interseguro leased the property located in Cusco, Peru, in order to operate a school under the commercial name of “Innova School”. Interseguro constructed the building, which was completed in January 2018. In April 2018, CPSA began paying Interseguro a monthly rent. The current rent amounts to S/239,257 before taxes, adjusted annually by 3% plus 9.3% on the total investment on the property made by Interseguro accumulated on the date incurred.

Other locations

In April 2008, Interseguro acquired a certificate of participation in the trust Patrimonio en Fideicomiso D.S. 093-2002-EF Interproperties Perú, which is managed by Internacional de Títulos Sociedad Titulizadora S.A. (“Intertítulos”), classified as Class 19. The trust estate (Patrimonio Fideicometido) was established for the purpose of developing the project known as “Rex”, a real estate asset located in the District of San Martín de Porres, Province and Department of Lima.As of December 31, 2025, the fair value of the property amounts to S/86,084,438.

In June 2008, Interseguro bought a certificate of participation in the trust Patrimonio en Fideicomiso D.S 093-2002-EF Interproperties Perú (“Interproperties”), which is managed by Internacional de Titulos Sociedad Titulizadora S.A. (“Intertitulos”), corresponding to a real estate project that was developed in a property located in Ate, Lima, Peru. Also, in October 2012, Interproperties and CPSA signed a surface right agreement, according to which Interproperties granted this property in surface right, in order to operate a school under the commercial name of “Innova Schools”. As of December 31, 2025, the fair value of the property amounts to S/9,243,127.

Agreements with HPSA

In October 2015, Interseguro contributed in trust a property located in Talara, Piura, Peru in favor of Interproperties, which is managed by Intertitulos. Accordingly, Intertitulos issued in favor of Interseguro a certificate of participation representing 100% of the property ownership. In addition, in October 2015, Interproperties Perú and HPSA, a subsidiary of Intercorp, signed a usufruct agreement for a period of 30 years, according to which Interproperties granted in usufruct this property, in order to operate a home improvement store under the commercial name of “Promart”. As of December 31, 2025, the fair value of the property amounts to S/12,620,169.23. In February 2021, Interproperties returned the property in favor of Interseguro, cancelling the certificate of participation for the amount of S/40.2 million, which represented Interseguro’s contribution to the trust assets. The current monthly rent amounts to S/103,820.53 before taxes.

Agreements with UTP

In June 2018, Interseguro and UTP signed a usufruct agreement for a period of 30 years, according to which Interseguro granted in usufruct to UTP the property located in Ate, Lima, Peru, for it to operate a university campus under the commercial name of “UTP”. The annual rent is equivalent to 8.5% of the total investment before taxes which is adjusted annually according to CPI variation and paid to Interseguro in four quarterly installments. The current quarterly rent paid to Interseguro amounts to S/2,410,032.87 before taxes, adjusted annually according to CPI variation.

In November 2019, Interseguro and UTP signed a usufruct agreement for a period of 30 years beginning on July 2020, according to which Interseguro granted in usufruct to UTP the property located in Nuevo Chimbote, Ancash, Peru, for it to operate a university campus under the commercial name of “UTP”. The commencement date of the usufruct (and corresponding lease payments) is July 2020. The current quarterly rent paid to Interseguro amounts to S/1,185,083 before taxes, adjusted annually according to CPI variation.

In April 2020, Interseguro and UTP signed a usufruct agreement for a period of 30 years, pursuant to which Interseguro granted in usufruct to UTP the property located in Piura, Peru, for it to operate a university campus under the commercial name of “UTP”. Since March 2021, the UTP building in Piura has been operating. The current quarterly rent paid to Interseguro amounts to S/2,205,569 before taxes, adjusted annually according to CPI variation.

Agreements with Supermercados Peruanos

In October 2015, Interseguro contributed in trust the property located in Talara, Piura, Peru in favor of Interproperties, which is managed by Intertitulos. Accordingly, Intertitulos issued in favor of Interseguro a certificate of participation representing 100% of the property ownership. In addition, in January 2016, Interproperties and Supermercados Peruanos signed a usufruct agreement for a period of 30 years, according to which Interproperties granted in usufruct to Supermercados Peruanos this property of 5,573 m2, for it to operate a supermarket under the commercial name of “Plaza Vea”. In February 2021, Interproperties returned the property in favor of Interseguro, cancelling the certificate of participation for the amount of S/40.2 million, which represented Interseguro’s contribution to the trust assets. As of December 31, 2025, the fair value of the property amounts to S/12,543,721.44 and the current monthly rent amounts to S/110,031.88 before taxes.

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

Our annual dividend is proposed by our board of directors and approved at our annual ordinary meeting of shareholders, in accordance with our dividend policy which for year 2026 consists of distributing to shareholders at least 20% of any profit earned for the relevant year, subject to regulatory capitalization requirements and our financial condition. Dividends are paid to shareholders who held common shares as of the record date preceding the date set for payment of the dividend. The shares go ex-dividend two business days prior to the record date. Dividends are declared and paid in U.S. dollars.

IFS's ordinary dividends for the fiscal years ended December 31, 2025, 2024 and 2023 were U.S.$207.8 million (S/724.0 million), U.S.$115.4 million (S/420.1 million) and U.S.$115.4 million (S/427.4 million). Dividends corresponding to fiscal year 2025 will be paid in early May 2026; dividends for fiscal year 2024 were paid in May 2025 and dividends for fiscal year 2023 were paid in April 2024. Dividend per share amounted to U.S.$1.80 for fiscal year 2025 and U.S.$1.00 for fiscal years 2024 and 2023.

Interbank

Interbank’s dividends are proposed annually by its board of directors and are subject to approval by the general shareholders’ meeting. On November 10, 2020, the shareholder’s meeting amended the dividend policy as follows: At least 20% of the distributable profits of Interbank recorded in the fiscal year shall be distributed among the shareholders, provided that the following rules are observed: (a) the profit capitalization commitment agreements adopted by the general shareholders’ meeting or by the board of directors (as delegated by the shareholders’ meeting), are not affected, (b) both the legal requirements applicable to Interbank and its appetite for equity growth are satisfied, in accordance with the board of directors’ proposal, and (c) the board of directors deems such distribution to be advisable based on the economic and financial conditions of Interbank and the business environment. In accordance with the foregoing, if during any year any of the aforementioned rules is not satisfied, the general shareholders’ meeting may agree to distribute a lower percentage of dividends than indicated or decide not to distribute dividends for such year. Any dividends would be distributed within sixty calendar days following their declaration and approval at the general shareholders’ meeting. For the three fiscal years ended 2025, 2024 and 2023, Interbank declared as dividends approximately 50% of its distributable income (net income minus the required legal reserves which may be up to 10% of net profit).

Dividends are declared based on Interbank’s financial statements prepared under SBS GAAP. The following table shows Interbank’s distribution of net profit for the three fiscal years ended December 31, 2025, 2024 and 2023 under SBS GAAP.

	For the fiscal years ended December 31,
	2025	2024	2023
	(S/ in millions)
Net profit	1,458.5	933.7	900.5
Reserves	145.9	93.4	89.9
Capitalized earnings	656.3	420.2	403.4
Dividends	656.3	420.2	405.2

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

The following table shows Interseguro’s distribution of net profit for the three fiscal years ended December 31, 2025, 2024 and 2023 under SBS GAAP.

	For the fiscal years ended December 31,
	2025	2024	2023
	(S/ in millions)
Net profit	429.7	376.3	315.1
Reserves	19.4	13.0	13.0
Capitalized earnings(1)	55.6	37.0	37.0
Dividends	160.0	125.0	150.0

(1)
Includes capitalization of earnings net of accumulated losses.

Inteligo

Inteligo's dividends are proposed annually by its board of directors and are subject to approval by the general shareholders’ meeting. Dividend distributions depend on several factors, including (1) approval by Inteligo’s shareholders of the proposal to distribute dividends, (2) Inteligo’s earnings, (3) Inteligo’s capital expenditure program, and (4) prevailing market conditions.

The following table shows Inteligo’s distribution of net profit and dividends for the three fiscal years ended December 31, 2025, 2024 and 2023 under IFRS Accounting Standards.

	For the fiscal years ended December 31,
	2025	2024	2023
	(S/ in millions)
Net profit	196.5	117.8	28.2
Dividends	111.0	82.4	27.8

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

For additional information regarding risks that could materially adversely affect our ability to pay dividends, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—We are a holding company and all of our operations are conducted through our subsidiaries. Our ability to pay corporate expenses and to pay dividends, if any, to holders of our common shares depends on the ability of our subsidiaries to pay dividends and make other distributions to us”.

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

Not Applicable.

C.
Markets

Trading in the Peruvian Securities Market

Lima Stock Exchange

As of December 31, 2025, there were 261 companies listed on the Lima Stock Exchange. Established in 1970, the Lima Stock Exchange is Peru’s only securities exchange.

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

Certain information regarding trading on the Lima Stock Exchange is set forth in the table below:

	(S/ in millions)
	2021	2022	2023	2024	2025
Market capitalization(1)	591,734	540,366	657,589	695,136	896,659
Volume	21,803	14,243	8,405	23,445	15,554
Average daily trading volume	87	56	33	94	62

Source: Bolsa de Valores de Lima Annual Reports

End-of-period figures for trading on the Lima Stock Exchange.

D.
Selling Shareholders

Not Applicable.

E.
Dilution

Not Applicable.

F.
Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A.
Share Capital

As of December 31, 2025, our authorized capital consists of 150,000,000 common shares, and our issued capital stock consists of 115,447,705 outstanding common shares (including treasury stock), with no par value. As of December 31, 2025, IFS and its subsidiaries held 4,365,061 common shares in treasury stock, with book value of S/469.5 million. All of our common shares are fully paid and non-assessable. Non-residents of Panama may hold and vote shares.

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

Irrevocable Proxy Agreement

IFH, representing 77.3% of the voting rights to appoint the majority of the members of the board of directors of Intercorp Peru, has entered into an irrevocable proxy agreement on June 12, 2019 (the “Irrevocable Proxy Agreement”) appointing Carlos Tomás Rodriguez-Pastor Persivale and two members of his family (the “Agents”) as IFH’s agents, acting by majority vote, with respect to any matters relating to IFH’s ownership interest in Intercorp Peru. The initial period of the Irrevocable Proxy Agreement was two years commencing in June 2019 automatically renewable for six-month periods unless otherwise terminated upon 90 days’ notice. On May 20, 2021, the Irrevocable Proxy was renewed and ratified with effectiveness as of June 12, 2021 under the same terms originally agreed, including automatic renewals for six-month periods unless otherwise terminated upon 90 days’ notice. On May 23, 2023, the Irrevocable Proxy was renewed and ratified with effectiveness as of June 12, 2023 under the same terms originally agreed, including automatic renewals for six-month periods unless otherwise terminated upon 90 days’ notice. The renewed Irrevocable Proxy was valid for a two-year period counted from June 12, 2023. On June 9, 2025, the Irrevocable Proxy was renewed and ratified with effectiveness as of June 12, 2025 under the same terms originally agreed, including automatic renewals for six-month periods unless otherwise terminated upon 90 days’ notice. The renewed Irrevocable Proxy is valid for a two-year period counted from June 12, 2025. As of the date of this Annual Report on Form 20-F, the Irrevocable Proxy Agreement had not been terminated.

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

An indirect transfer of Peruvian shares also takes place in the transfer of the shares of a non-Peruvian entity that owns, directly or indirectly, shares of a Peruvian company provided the aggregate amount of the Peruvian shares being indirectly transferred by the transferor and its related parties in any 12-month period reaches or exceeds 40,000 Tax Units (the Tax Unit usually increases from one fiscal year to the next, so for the fiscal year 2025, one Tax Unit equaled to S/5,350, and for the fiscal year 2026, one Tax Unit equals to S/5,500). This rule applies irrespective if conditions (i) and (ii) abovementioned are not met.

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

Moreover, as discussed below under “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Companies,” we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2025 and current taxable years, and we do not anticipate becoming a PFIC in the future. However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules and our continued qualification for an exception to the PFIC rules for certain foreign banks and insurance companies.

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

Any gain or loss realized by a U.S. Holder on a sale, exchange or other taxable disposition of our common shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Subject to certain generally applicable limitations (including a minimum holding period requirement), any Peruvian, Panamanian or other foreign tax withheld with respect to the sale, exchange or other taxable disposition of our common shares may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. These generally applicable restrictions and conditions include requirements adopted in U.S. Treasury regulations promulgated in December 2021, and subject to the discussion below, there can be no assurance that any taxes imposed by a non-U.S. jurisdiction will satisfy these requirements. A notice from the IRS provides temporary relief from such U.S. Treasury regulations by allowing taxpayers to apply a modified version of the U.S. Treasury regulations for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance), provided that the taxpayer consistently applies such modified version of the U.S. Treasury regulations and complies with specific requirements set forth in a previous notice. In the case of a U.S. Holder that consistently elects to apply the modified version of the U.S. Treasury regulations in the manner described in the preceding sentence, any foreign tax on the sale, exchange or other taxable disposition of our common shares generally will qualify as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to any foreign tax on the sale, exchange or other taxable disposition of our common shares is uncertain and we have not determined whether these requirements have been met. If the foreign tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes, the U.S. Holder may be able to deduct such foreign tax in computing the U.S. Holder’s taxable income for U.S. federal income tax purposes, subject to applicable limitations and requirements. The rules relating to U.S. foreign tax credits are extremely complex and U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit limitation rules to their investment in, and disposition of, our common shares.

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

Assets and Income of Interseguro under the PFIC Rules

While passive income generally includes interest, dividends, annuities and other investment income, the PFIC rules provide that income “derived in the active conduct of an insurance business by a qualifying insurance corporation” is not treated as passive income. A qualifying insurance corporation is a foreign corporation (i) which would be taxable as an insurance company if it were a U.S. corporation and (ii) the applicable insurance liabilities of which constitute more than 25% of its total assets, as determined for financial reporting purposes. Additionally, if a corporation meets the first prong of this test, but not the second, a U.S. Holder can still elect to treat the corporation as a qualifying insurance company if at least 10% of its assets are applicable insurance liabilities and it meets certain alternative facts and circumstances tests. Under these tests, the corporation must be predominantly engaged in an insurance business and the failure to meet the 25% test described above must be due solely to run-off related or rating-related circumstances involving such insurance business. Proposed U.S. Treasury regulations were issued in 2019 that provide guidance about the definitions of “active conduct” and “insurance business.” The proposed regulations were finalized in part and withdrawn in part and subsequent U.S. Treasury regulations were proposed in 2021 that provide explanation of the active insurance income exception as modified under changes to the U.S. Code as a result of the Tax Cuts and Jobs Act of 2017. We expect, for purposes of the PFIC rules, that Interseguro will meet the requirements to be considered a qualifying insurance corporation. No assurance can be provided, however, that changes in Interseguro’s business operations or in the application of U.S. federal income tax law, including the finalization of the proposed U.S. Treasury regulations, will not affect the ability of Interseguro to qualify for the active insurance income exception.

Consequences of PFIC Status

Although the matter is not free from doubt, based on our current expectations regarding our subsidiaries meeting the PFIC exceptions discussed above, the value and nature of the assets of our subsidiaries, the sources and nature of the income of our subsidiaries, relevant market and shareholder data and our current business plans, we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2025 and current taxable years and we do not anticipate becoming a PFIC in the future. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our common shares, such a U.S. Holder would be subject to special rules (and may be subject to increased tax liability) with respect to (a) any gain realized on the sale or other disposition of our common shares, and (b) any “excess distribution” made by us to the U.S. Holder (generally, any distribution during a taxable year in which distributions to the U.S. Holder on our common shares exceed 125% of the average annual distributions the U.S. Holder received on the shares during the preceding three taxable years or, if shorter, the U.S. Holder’s holding period for the shares). Under those rules, (a) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for our common shares, (b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first year in which we became a PFIC would be taxable as ordinary income, (c) the amount allocated to each prior year in which we were a PFIC would be subject to U.S. federal income tax at the highest tax rate in effect for that year and (d) the interest charge generally applicable to underpayments of U.S. federal income tax would be imposed in respect of the tax attributable to each prior year in which we were a PFIC. In addition, in the event that we are classified as a PFIC, similar rules would apply to “excess distributions” or gains with respect to subsidiary PFICs held directly or indirectly by us (“Lower-tier PFICs”), even if the proceeds are not distributed to our shareholders. A U.S. Holder generally will be required to file IRS Form 8621 if it holds our common shares in any year in which we are classified as a PFIC.

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

J.
Annual Report to Security Holders

Not Applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For quantitative and qualitative information related to market risk, in addition to the information presented below, see Note 29.2 to our audited consolidated financial statements as of and for the year ended December 31, 2025, 2024 and 2023, appearing elsewhere in this Annual Report on Form 20-F.

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

	-With updated statistical rating AAA-A greater than U.S.$70,000,000 BBB-B greater than U.S.$60,000,000 CCC-C greater than U.S.$40,000,000

	-Without statistical rating updated Greater than U.S.$40,000,000 Medium-sized Banking, Institutional Banking and Real Estate Business Greater than U.S.$30,000,000

Central credit committee	According to business segment and statistical rating situation Corporate Banking	CEO or VP of Payments Ecosystem, VP of Risk Management, and Other VP.	3

	-With statistical rating updated AAA-A up to

	U.S.$70,000,000 BBB-B up to U.S.$60,000,000
	CCC-C up to U.S.$40,000,000

	-Without statistical rating updated Up to

	U.S.$30,000,000

	Medium-sized Banking up to U.S.$40,000,000, Institutional Banking and Real Estate Business Up to U.S.$30,000,000

Executive credit committee	According to business segment and statistical rating situation Corporate Banking	VP of Risk Management, VP Business and Other VP	3

	-With statistical rating updated AAA-A: up to U.S.$40,000,000 BBB-B up to U.S.$30,000,000

	CCC-C up to U.S.$15,000,000

	-Without statistical rating updated Up to U.S.$15,000,000

	Medium-sized Banking up to U.S.$20,000,000, Institutional Banking and Real Estate Business Up to U.S.$15,000,000

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

Small Business Banking

The following table presents the approval levels required for small business banking loan applications by principal amount in U.S. dollars.

Approval levels	Amount(1)
Vice President of Risk Management	Over U.S.	$594,700
Risk Manager	Up to U.S.	$594,700
Risk Assistant Manager	Up to U.S.	$356,800
Zonal Risk Officer	Up to U.S.	$178,400
Master Risk Analyst	Up to U.S.	$74,300
Senior Risk Analyst	Up to U.S.	$44,600

(1)
Amounts stated in U.S. dollars as of and for the year ended December 31, 2025 have been translated from soles at the exchange rate of S/3.363 = U.S.$1.00.

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
•
Financial Statement Analysis and Cash Flow Forecasting: for credit evaluation of long-term loans.
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

Recovery in small business banking occurs in two phases. Early collection is based on and supported by commercial debt collection officers for the first 90 days. During this time, a customer in default is contacted and recovery efforts are made in the form of letters, telephone calls and direct negotiations. After the first 90 days, the defaulted loan is transferred to the Recovery Unit.

Retail Banking

The following table presents the approval levels required for retail loan applications by principal amount in U.S. dollars. Approval levels also vary according to product.

	Credit Card	Cash Credit	Pay-roll Loans	Loans for Diplomats	With Collateral	Mortgage
	Amount
Approval Levels(1)	Greater than	Greater than	Greater than	Greater than	Greater than	Greater than
Central Manager	38,656	89,206	89,206	—	446,030	800,000
Risk Manager	29,735	74,338	74,338	44,603	297,354	700,000
Risk Assistant Manager	22,302	59,471	59,471	26,762	223,015	550,000
Risk Officer	17,841	53,524	59,471	26,762	148,677	350,000
Senior Risk Analyst	13,381	35,682	53,524	17,841	118,941	250,000
Risk Analyst	7,731	23,788	35,682	8,921	59,471	150,000
Junior Risk Analyst	3,568	14,868	23,788	5,947	29,735	100,000

(1)
Amounts stated in U.S. dollars as of and for the year ended December 31, 2025 have been translated from soles at the exchange rate of S/3.363 = U.S.$1.00.

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

The following tables summarize Interbank’s exposure to interest rate risks. Financial instruments are presented at book value, classified by the period of the contract’s interest rate repricing or maturity date, whichever occurs first:

Repricing Gap

	Repricing Gap at December 31, 2025
	1 - Month	1 – 3 Months	3 Months - 1 Year	1 Year - 3 Years	3 Years - 5 Years	Over 5 Years	Past-due loans / Equities	Banking
	(S/ in millions)
Assets
Cash due from banks	10,037.9	—	—	—	—	—	—	10,037.9
Inter-bank funds	40.0	—	—	—	—	—	—	40.0
Instruments measured at fair value through other comprehensive income	892.9	1,175.0	1,863.5	391.4	617.9	2,550.2	620.7	8,111.5
Investments at amortized cost	—	97.7	411.7	142.2	159.6	3,037.0	—	3,848.2
Loans, net of unearned income	4,422.9	6,136.6	11,935.0	12,160.6	7,551.7	7,305.1	1,358.6	50,870.5
Other assets	11.1	35.6	1.7	—	—	—	—	48.4
Total	15,404.9	7,444.9	14,211.9	12,694.1	8,329.1	12,892.3	1,979.3	72,956.5
Deposits and obligations	35,910.6	5,727.3	4,532.3	161.4	15.0	32.9	—	46,379.4
Inter-bank funds	55.0	—	—	—	—	—	—	55.0
Due to banks and correspondents	897.2	1,667.3	2,315.7	279.1	257.9	1,310.9	—	6,728.1
Bonds, notes and other obligations	226.6	1.7	1,885.2	—	2,176.2	—	—	4,289.7
Other liabilities	18.1	47.8	129.4	72.8	27.8	24.7	—	320.7
Total	37,107.5	7,444.1	8,862.6	513.3	2,476.9	1,368.5	—	57,772.9
Marginal gap	(21,702.6)	0.8	5,349.3	12,180.8	5,852.2	11,523.9	1,979.3	15,183.6
Accumulated gap	(21,702.6)	(21,701.8)	(16,352.5)	(4,171.7)	1,680.5	13,204.4	15,183.6	—

	Repricing Gap at December 31, 2024
	1 - Month	1 – 3 Months	3 Months - 1 Year	1 Year - 3 Years	3 Years - 5 Years	Over 5 Years	Past-due loans / Equities	Banking
	(S/ in millions)
Assets
Cash due from banks	8,025.7	—	—	—	—	—	—	8,025.7
Inter-bank funds	220.1	—	—	—	—	—	—	220.1
Instruments measured at fair value through other comprehensive income	859.2	1,216.6	496.6	1,982.1	1,322.7	1,262.2	240.0	7,379.4
Investments at amortized cost	—	101.1	—	423.0	304.6	2,970.8	—	3,799.5
Loans, net of unearned income	3,950.3	5,206.6	12,644.0	12,838.2	6,678.7	6,585.9	1,434.3	49,337.9
Other assets	4.3	4.6	13.7	—	—	—	—	22.6
Total	13,059.5	6,529.0	13,154.3	15,243.2	8,306.0	10,818.9	1,674.4	68,785.2
Deposits and obligations	33,839.1	4,744.3	5,160.2	237.4	56.4	33.5	—	44,070.9
Inter-bank funds	—	—	—	—	—	—	—	—
Due to banks and correspondents	1,487.2	767.2	1,375.8	1,662.5	279.9	1,391.0	—	6,963.7
Bonds, notes and other obligations	249.9	1.7	1,481.7	1,813.7	1,122.1	—	—	4,669.1
Other liabilities	10.9	12.0	32.6	60.1	34.1	18.4	—	168.1
Total	35,587.1	5,525.3	8,050.3	3,773.7	1,492.5	1,442.9	—	55,871.8
Marginal gap	(22,527.6)	1,003.7	5,104.0	11,469.5	6,813.5	9,376.0	1,674.4	12,913.4
Accumulated gap	(22,527.6)	(21,523.9)	(16,419.9)	(4,950.4)	1,863.1	11,239.0	12,913.4	—

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

As of December 31, 2025, 2024 and 2023, Interbank’s VaR calculated for its trading book, classified by type of risk, was as follows:

	December 31, 2025	December 31, 2024	December 31, 2023	Change
	(S/ in millions)			Dec 25 / Dec 24	Dec 24 / Dec 23
By type of risk
Exchange rate	1.2	0.8	1.0	0.4	(0.2)
Interest rate	0.8	0.2	0.7	0.6	(0.5)
Price	—	—	—	—	—
Diversification effect	(0.7)	(0.2)	(0.5)	(0.5)	0.3
Total	1.3	0.9	1.2	0.5	(0.4)

Interbank’s VaR increased from S/0.9 million as of December 31, 2024 to S/1.3 million as of December 31, 2025, mainly due to higher net exposure in foreign exchange derivatives and higher interest risk, derived from higher volatility in both soles and U.S. dollars SOFR curves.

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

As of December 31, 2025, December 31, 2024 and December 31, 2023, Interseguro’s VaR calculated for its investment portfolio, classified by type of risk, was as follows:

	December 31, 2025	December 31, 2024	December 31, 2023	Change
	(S/ in millions)			Dec 25 / Dec 24	Dec 24 / Dec 23
By type of risk
Exchange rate	0.7	(1.4)	8.0	2.2	(9.4)
Interest rate	625.5	600.5	596.8	25.0	3.7
Price	47.2	34.6	38.7	12.7	(4.1)
Diversification effect	(47.9)	(33.0)	(37.9)	(14.9)	5.0
Total	625.6	600.6	605.5	24.9	(4.9)

Between December 31, 2024 and December 31, 2025, the value of Interseguro’s investment portfolio in financial instruments increased by more than S/881.6 million. The VaR increased mainly due to the presence of more financial instruments in the portfolio compared to 2024.

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

	Repricing Gap at December 31, 2025
	1 - Month	1-3 Months	3 Months - 1 Year	1 Year – 3 Years	3 Years – 5 Years	Over 5 Years	Past-due loans / Equities	Insurance
	(S/ in millions)
Interest earning assets
Cash and due from banks	315.2	—	—	—	—	—	—	315.2
Instruments measured at fair value through other comprehensive income.	31.6	24.6	203.0	569.8	1,101.6	11,467.2	554.2	13,952.1
Investments at amortized cost	—	—	—	—	25.9	—	—	25.9
Other assets	9.9	76.2	34.0	48.8	2.2	(9.5)	—	161.6
Total interest earning assets	356.7	100.8	237.0	618.6	1,129.7	11,457.7	554.2	14,454.8
Interest bearing liabilities
Due to banks and correspondents	120.5	—	—	—	—	—	—	120.5
Bonds, notes and other obligations	2.7	—	—	—	—	340.0	—	342.7
Insurance contract liabilities	48.9	135.4	445.2	1,192.4	1,271.3	9,658.2	173.0	12,924.5
Other liabilities	41.2	54.8	11.8	4.2	—	2,117.5	—	2,229.6
Total interest bearing liabilities	213.3	190.2	457.1	1,196.6	1,271.3	12,115.7	173.0	15,617.2
Marginal gap	143.4	(89.4)	(220.0)	(578.0)	(141.6)	(657.9)	381.2	(1,162.4)
Accumulated gap	143.4	54.1	(166.0)	(744.0)	(885.6)	(1,543.5)	(1,162.4)	—

	Repricing Gap at December 31, 2024
	1 - Month	1-3 Months	3 Months - 1 Year	1 Year – 3 Years	3 Years – 5 Years	Over 5 Years	Past-due loans / Equities	Insurance
	(S/ in millions)
Interest earning assets
Cash and due from banks	144.6	—	—	—	—	—	—	144.6
Instruments measured at fair value through other comprehensive income.	30.4	22.9	231.1	710.0	1,054.8	10,775.5	443.1	13,268.0
Investments at amortized cost	—	—	—	—	24.8	—	—	24.8
Other assets	99.3	69.1	17.9	1.8	43.4	(6.7)	—	224.8
Total interest earning assets	274.4	92.1	249.0	711.8	1,123.1	10,768.8	443.1	13,662.3
Interest bearing liabilities
Due to banks and correspondents	301.1	—	—	—	—	—	—	301.1
Bonds, notes and other obligations	1.9	—	—	—	—	333.1	—	335.0
Insurance contract liabilities	47.9	99.7	465.0	1,241.5	1,245.2	9,203.6	82.7	12,385.5
Other liabilities	148.1	28.6	12.2	12.4	—	1,294.3	—	1,495.6
Total interest bearing liabilities	499.1	128.4	477.2	1,253.9	1,245.2	10,831.0	82.7	14,517.3
Marginal gap	(224.7)	(36.3)	(228.1)	(542.0)	(122.1)	(62.2)	360.4	(855.0)
Accumulated gap	(224.7)	(261.0)	(489.1)	(1,031.2)	(1,153.3)	(1,215.4)	(855.0)	—

Foreign Exchange Risk

Interseguro has mainly assets and liabilities denominated in U.S. dollars. Interseguro manages its foreign exchange rate exposure by matching assets and liabilities by currency.

Liquidity Risk

Interseguro controls its liquidity needs in the short, medium and long-term with the application of Asset Adequacy Tests. In simple terms, these are exercises in which the projected flows of the contracted annuities and insurance policies, are compared with the cash flows of the assets allocated for their coverage, and the present value of the surpluses, dynamically calculated, represents the level of liquidity adequacy of Interseguro.

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

Credit Risk

In our wealth management segment, only Inteligo Bank is exposed to credit risk. The substantial majority of loans we make are fully collateralized by time deposits or investment securities. Nevertheless, we have implemented strict credit risk management policies, which have contributed to a minimum level of non-performing loans. As of December 31, 2025, only 0.01% of its loan portfolio was classified as non-performing loans.

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

The primary source of Inteligo’s market risk is Inteligo Bank’s investment portfolio, as it represents over 95% of Inteligo’s VaR results. As of December 31, 2025, December 31, 2024 and December 31, 2023, Inteligo’s VaR, classified by type of risk was as follows:

	December 31, 2025	December 31, 2024	December 31, 2023	Change
By type of risk	(S/ in millions)			Dec 25 / Dec 24	Dec 24 / Dec 23
Exchange rate	0.2	1.1	3.5	(0.9)	(2.4)
Interest rate	(7.3)	9.9	12.7	(17.2)	(2.8)
Price	133.6	39.6	70.5	93.9	(30.8)
Diversification effect	(0.2)	(0.2)	(0.6)	0.0	0.4
Total	126.2	50.4	86.1	75.9	(35.7)

Inteligo’s VaR increased S/75.9 million as of December 31, 2025, mainly due to a sharp increase in market volatility driven by the trade war that impacted global markets, when compared to December 31, 2024.

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

The following tables summarize Inteligo’s exposure to interest rate risks. Inteligo’s financial instruments are presented at book value, classified by the period of the contract’s interest rate repricing or maturity date, whichever occurs first:

	Repricing Gap at December 31, 2025
	Up to 1 month	From 1 to 3 months	From 3 Months - 1 Year	From 1 Year - 3 Years	From 3 Years - 5 Years	Over 5 Years	Past-due loan/ Equities	Wealth Management
	(S/ in millions)
Interest earning assets
Cash and due from banks	310.2	—	—	—	—	—	—	310.2
Instruments measured at fair value through other comprehensive income.	7.7	9.8	55.6	176.6	186.1	302.1	—	737.9
Loans, net of unearned interest	76.8	129.3	419.1	617.7	254.3	2.0	—	1,499.2
Other assets	—	—	3.3	—	—	—	—	3.3
Total interest earning assets	394.7	139.1	478.0	794.3	440.4	304.1	—	2,550.5
Interest bearing liabilities
Deposits and obligations and deposits from financial entities	271.9	415.8	1,034.9	177.4	—	—	—	1,899.9
Due to banks and correspondents	82.5	—	232.7	—	—	—	—	315.1
Other liabilities	0.4	0.6	6.9	—	—	—	62.4	70.4
	354.8	416.4	1,274.5	177.4	—	—	62.4	2,285.4
Marginal gap	39.9	(277.3)	(796.5)	616.9	440.4	304.1	(62.4)	265.1
Accumulated gap	39.9	(237.4)	(1,033.9)	(417.0)	23.4	327.5	265.1	—

	Repricing Gap at December 31, 2024
	Up to 1 month	From 1 to 3 months	From 3 Months - 1 Year	From 1 Year - 3 Years	From 3 Years - 5 Years	Over 5 Years	Past-due loan/ Equities	Wealth Management
	(S/ in millions)
Interest earning assets
Cash and due from banks	407.5	17.9	—	—	—	—	—	425.4
Instruments measured at fair value through other comprehensive income.	3.4	6.0	40.4	176.5	227.2	273.0	13.0	739.5
Loans, net of unearned interest	133.1	122.2	1,045.2	283.3	35.6	3.2	—	1,622.5
Other assets	—	—	—	12.3	—	—	—	12.3
Total interest earning assets	544.0	146.1	1,085.6	472.1	262.8	276.2	13.0	2,799.8
Interest bearing liabilities
Deposits and obligations and deposits from financial entities	251.3	437.3	1,275.1	119.3	—	—	—	2,082.9
Due to banks and correspondents	265.8	—	—	—	—	—	—	265.8
Other liabilities	0.3	0.4	6.4	—	—	—	69.7	76.8
	517.4	437.6	1,281.5	119.3	—	—	69.7	2,425.5
Marginal gap	26.6	(291.5)	(195.9)	352.9	262.8	276.2	(56.7)	374.3
Accumulated gap	26.6	(265.0)	(460.9)	(108.0)	154.8	431.0	374.3	—

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2025.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the U.S. Securities Exchange Act of 1934) as of December 31, 2025. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management concluded that, as of December 31, 2025, the Company’s internal control over financial reporting is effective based on those criteria.

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

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, EY Peru, during the fiscal years ended December 31, 2025 and December 31, 2024:

	Year ended December 31,
	2025(1)	2024(1)
	(S/ in millions)
Audit fees	9.7	9.7
Audit-related fees	0.1	0.1
Tax fees	0.7	0.5
Other fees	0.0	0.2
Total fees	10.5	10.5

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

“Tax fees” related to tax services which include all services performed by IFS’s independent auditor's tax personnel, except those services specifically related to the review and preparation of IFS’s financial statements, and which principally consist of tax compliance and advisory service.

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

On March 31, 2026, IFS' Annual Shareholders' Meeting approved the reappointment of Tanaka, Valdivia, Arribas & Asociados Sociedad Civil de Responsabilidad Limitada (EY Peru) as the external auditors of IFS and its subsidiaries for the 2027–2029 period. This approval followed an evaluation by IFS of the auditors’ independence, experience, quality of services and fee proposal, and was based on the recommendation of IFS’ Management, Audit Committee and Board of Directors.

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

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On March 31, 2025, IFS's shareholders approved the creation of a new share repurchase program for an amount of up to U.S.$100 million of our outstanding common shares (the “2025 Repurchase Program”). The 2025 Repurchase Program will remain in force until it is terminated by the Board of Directors as it does not have a fixed expiration date and may be carried out in one or several dates at market prices through open market transactions subject to market conditions. The 2025 Repurchase Program began after the 2023 Repurchase Program exhausted its U.S.$100 million limit.

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

In the first quarter of 2026, we have repurchased a total of (i) 10,005 common shares on a weighted-average price of U.S.$44.78 per share, with a total amount of U.S.$0.4 million (5,005 common shares pursuant to the 2025 Repurchase Program).

In 2025, we repurchased a total of (i) 1,488,355 common shares on a weighted-average price of U.S.$30.41 per share, with a total amount of U.S.$45.3 million pursuant to the 2023 Repurchase Program; and (ii) 717,458 common shares on a weighted-average price of U.S.$37.43 per share, with a total amount of U.S.$26.9 million (700,458 common shares pursuant to the 2025 Repurchase Program).

In 2024, we repurchased a total of 1,193,553 common shares on a weighted-average price of U.S.$27.57 per share, with a total amount of U.S.$32.8 million pursuant to the 2023 Repurchase Program.

In 2023, we repurchased a total of 938,371 common shares on a weighted-average price of U.S.$23.63 per share, with a total amount of U.S.$22.0 million pursuant to the 2023 Repurchase Program.

The following table sets out certain information concerning purchases of our previously issued common shares by us or any affiliated purchaser during the fiscal year ended December 31, 2025.

Period	Total number of shares purchased	Average price paid per share (S/)(1)	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
January 2025	689,907	97.53	N/A	N/A
February 2025	312,202	107.62	N/A	N/A
March 2025	255,529	107.03	N/A	N/A
April 2025	230,717	104.01	N/A	N/A
May 2025	95,244	116.34	N/A	N/A
June 2025	143,598	118.90	N/A	N/A
July 2025	85,132	120.93	N/A	N/A
August 2025	75,566	123.00	N/A	N/A
September 2025	48,651	133.56	N/A	N/A
October 2025	30,265	134.37	N/A	N/A
November 2025	210,000	133.80	N/A	N/A
December 2025	29,002	134.55	N/A	N/A
Total(2)	2,205,813	—	—	—

(1)
For convenience purposes only, amounts in soles in this column have been converted from U.S. dollars using a rate of S/3.363 to U.S.$1.00, which was the exchange rate reported for December 31, 2025 by the SBS. These translations should not be construed as representations that the U.S. dollar amounts have been, could have been or could be converted into soles at that or at any other exchange rate.
(2)
As of December 31, 2025, IFS and certain subsidiaries held an aggregate of 4,365,061 shares issued by IFS.

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

Banking Segment

Risk management and strategy

While the Cybersecurity Division of Interbank leads the management of cybersecurity risks, this responsibility is shared across the organization and involves close coordination with multiple stakeholders, including Business Units, Technology, Legal, Compliance, Risk Management (including Operational Risk), and Internal Audit.

Both the cybersecurity strategy and the cybersecurity risk management framework are developed and executed considering the business strategy, applicable cybersecurity regulations, the institution's risk appetite, and the global cybersecurity threat landscape, ensuring an integrated and aligned approach to risk management at the organizational level.

The cybersecurity risk management framework is designed to establish capabilities and responsibilities across different layers of control, including:

•
Teams, tools, and procedures for the systematic identification, assessment, treatment, and mitigation of cybersecurity risks;
•
A governance model that defines the cybersecurity management framework and provides guidance, oversight and relevant information to senior management to support informed decision-making; and
•
An independent audit model that oversees the design and effective execution of the cybersecurity management framework.

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
•
Enhancing our digital channels security, especially authentication mechanisms and their software development lifecycle through securing software development lifecycle controls, including static (SAST), dynamic (DAST), and third-party component (SCA) security testing approaches to ensure the security quality of the services provided to customers.
•
Use of AI to evolve across the board our capabilities of detection and response. Applied in different layers, from the network, identity, data and endpoint to analize anomalies and respond in automatic playbooks.

In 2025, Interbank implemented a series of initiatives to further strengthen its cybersecurity strategy. These initiatives included organization-wide cybersecurity awareness and training programs, encompassing internal communication campaigns using audiovisual media, informative bulletins, expert-led sessions, formal security training courses, and simulated social engineering exercises.

These efforts were designed to enhance employee awareness of cybersecurity threats, assess detection capabilities, and promote timely and effective incident reporting. In addition, Interbank conducted tabletop and cyber range exercises involving senior management and technical incident response teams to further strengthen the organization's preparedness and reponse capabilities.

In 2025, Interbank did not experience any cybersecurity incidents that materially affected, or were reasonably likely to materially affect the company.

Governance

Interbank’s board of directors has established oversight committees responsible for the supervision of cybersecurity risk management, including the Integrated Risk Management Committee and the Information Security and Cybersecurity Committee. These committees oversee the effectiveness of cybersecurity management, provide guidance on the development and updates of relevant policies, and support decision-making related to cybersecurity matters. The board of directors approves cybersecurity-related policies and monitors the cybersecurity management program through regular reports from these committees.

In addition, one of Interbank’s directors (Marcia Nogueira de Mello, see “Item 6. Directors, Senior Management and Employees—Directors and senior management—Interbank—Board of Directors”) has been designated, since 2023, as the director responsible for overseeing the effectiveness of Interbank’s information security and cybersecurity framework. In this role, she periodically evaluates performance, provides guidance, and reports to the board on the overall state of cybersecurity management. This governance structure is designed to ensure effective cybersecurity risk oversight and to enable the board of directors to maintain a clear and informed understanding of the organization's cybersecurity posture.

Through the Integrated Risk Management Committee, which includes board members, the board receives information on Interbank's cybersecurity risk exposure profile, the level of alignment with the defined risk appetite and tolerance, and the mitigation measures implemented. Through the Audit Committee, which also includes board members, the board receives information on independent assessments of the cybersecurity management framework and on progress against remediation and improvement plans arising from those assessments.

The Information Security and Cybersecurity Committee is responsible for aligning the cybersecurity strategy with Interbank's business strategy and defined risk appetite and tolerance objectives. This committee monitors the execution of the cybersecurity strategy, remains informed of relevant cybersecurity incidents, and oversees the implementation of mitigation actions and the incorporation of lessons learned. It also ensures that material cybersecurity risks and related mitigation actions are communicated to the board of directors through established reporting channels. This committee is composed of:

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
•
Marcelo do Amaral Fernandes de Sousa currently serving as Chief Information Security Officer(CISO) at Interbank since January 2026. He has held CISO positions at leading Brazilian financial institutions, including Banco Safra, XP Inc., BTG Pactual and B3 (Brazil's stock exchange and main financial market infrastructure company in Latin America).

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

In 2025, Interseguro developed the following main cybersecurity initiatives to further consolidate its posture to face cybersecurity risks:

•
A 360° social engineering program was implemented to strengthen human factor resilience, reducing the success rate of phishing and vishing attacks through simulations.
•
A DLP tool was deployed to bolster control over sensitive information, ensuring asset protection and compliance with personal data protection regulations.
•
Artificial Intelligence was integrated into the secure development lifecycle (S-SDLC) to automate code review, enabling early identification of vulnerabilities from the design phase.

In 2025, Interseguro carried out awareness initiatives, including internal communications through informative bulletins and simulated social engineering attack campaigns. These efforts aimed to enhance employee awareness of such threats, assess their ability to recognize them, and promote effective reporting. Additionally, Interseguro conducted a tabletop exercise with senior management and technical incident response teams to strengthen the organization's capabilities in responding to potential security breaches.

In 2025, Interseguro did not have any cybersecurity incidents that materially affected it or were reasonably likely to materially affect it.

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
•
Carlos Vereau Montenegro has served as Risk Manager since July 2011. Mr. Vereau received a bachelor’s degree in economics from Universidad del Pacífico and holds a master's in administration from Universidad del Pacífico.
•
Carlos Campos Cabrera has served as Interseguro’s Head of Information Security and Cybersecurity since March 2023. Mr. Campos received a bachelor’s degree systems engineering from Universidad San Ignacio de Loyola and holds a master's in business administration from Universidad Peruana de Ciencias Aplicadas. Additionally, he holds certifications as a ISO 27032 Lead Cybersecurity Manager and ISO 27001 ISMS Lead Implementer from the Professional Evaluation and Certification Board (PECB).

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

As a part of its cybersecurity strategy, Inteligo has strengthened its identification, protection, detection and action cybersecurity plans, which reduced the occurrence of attacks and mitigated the risk of cyber threats. This strategy is based on the cybersecurity framework of the National Institute of Standards and Technology (NIST), and other standards such as ISO 27001:2022. Inteligo’s cybersecurity strategy includes improvements to security on different fronts, including mobile devices, workstations, identity, application, in the cloud and on premises. Inteligo uses updated technology such as behavior analysis and artificial intelligence, which allow its human resources to reduce time spent on threat detection and analysis.

In 2025, Inteligo implemented the following main cybersecurity initiatives to further strengthen its stance in addressing cybersecurity risks:

Strengthening cyber resilience, enhancing threat detection and incident response capabilities, protecting critical information and digital assets, and reinforcing cybersecurity governance aligned with internationally recognized frameworks such as NIST and ISO/IEC 27001.

The strategy incorporates security‑by‑design principles across technology and business initiatives, integrates cybersecurity considerations into system architecture and development processes, and is designed to support the organization’s ongoing efforts toward compliance and certification under ISO/IEC 27001:2022.

This approach enables risk‑based decision‑making at executive and board levels and supports preparedness against evolving cyber threats, including ransomware, cloud‑related risks, and third‑party exposures.

In 2025, Inteligo executed awareness actions including simulated social engineering attack campaigns, and newsletters and informative bulletins.

In 2025, Inteligo did not have any cybersecurity incidents that materially affected it or were reasonably likely to materially affect it.

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
•
Cesar Pasara Ponce has served as Corporate Risk Officer since April 2021. Mr. Pasara received a bachelor’s degree in industrial engineering from Pontificia Universidad Católica del Perú and holds a master's in business administration from IE Business School.
•
Nellyreth Reyes has served as Finance and Accounting Manager since January, 2025. Ms. Reyes holds a bachelor’s degree in Banking, Finance, and Accounting from the Universidad Santa María La Antigua in Panama, as well as a master’s degree in Strategic Management with a specialization in International Business and Marketing. In 2011, she earned a certificate from NIFF.
•
Coralia Montenegro, an attorney with over 20 years of experience who has been working in the banking sector since 2010. She has served as Legal Manager at Inteligo Bank since January 2016 and has been responsible for Corporate Governance since January 2024. She holds a certification in Corporate Governance from the Wharton School.

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

Additionally, Inteligo’s management has established an Information Security Committee which monitors the development of the defined strategy, analyzes information about relevant vulnerabilities and the related correction plans, and to which the occurrence of incidents is communicated. This committee is composed by:

•
Victor Vinatea Cámere Chief Executive Officer of the Panamanian Branch and Inteligo’s Chief Operations Officer (see “Item 6. Directors, Senior Management and Employees—Directors and senior management—Inteligo—Executive Officers.”)
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
•
Rogelio Chavez Lopez has served as Risk Manager since December 2013. Mr. Chavez received a bachelor’s degree in economics and finance from Universidad de Panamá and holds a master's in business administration from Universidad Interamericana de Panamá.

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

2.2*	Description of Securities registered pursuant to Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.2 to our Annual Report on Form 20-F, filed with the SEC on April 26, 2021).

3.1**	Irrevocable Proxy Agreement as renewed and ratified on June 9, 2025, by and among International Financial Holdings Group Inc. and the individuals designated therein.

8.1**	List of Subsidiaries.

11.1*	Insider Trading Policy (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F, filed with the SEC on April 25, 2025)

12.1**	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1*	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to our Annual Report on Form 20-F, filed with the SEC on April 26, 2024)

101.INS**	Inline XBRL Instance Document

101.SCH**	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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

Date: April 24, 2026

INTERCORP FINANCIAL SERVICES INC.

By	/s/ Luis Felipe Castellanos López Torres
Name:	Luis Felipe Castellanos López Torres
Title:	Chief Executive Officer

Intercorp Financial Services Inc. and Subsidiaries

Consolidated financial statements as of December 31, 2025 and 2024, together with the Report of Independent Registered Public Accounting Firm

Intercorp Financial Services Inc. and Subsidiaries

Consolidated financial statements as of December 31, 2025 and 2024, together with the Report of Independent Registered Public Accounting Firm

Content

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Intercorp Financial Services Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Intercorp Financial Services Inc. and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS accounting standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 24, 2026 expressed an unqualified opinion thereon.

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

Report of Independent Registered Public Accounting Firm (continued)

Impairment allowance for loans

Description of the matter

At December 31, 2025, the impairment allowance for loans was S/1,591,042 thousand. As disclosed in Notes 3.4(i)(ii) and 6 to the consolidated financial statements, the impairment allowance for loans is calculated using an expected credit loss (ECL) model. The determination of the ECL is based on the credit losses expected to arise over the life of the asset as a result of a significant increase in credit risk - since origination or when there is objective evidence of impairment. ECL allowances are measured at amounts equal to either 12-month or lifetime ECLs. The ECL calculation is based on key elements being the probability of default, the exposure to the default and the loss given default, which are determined based on macroeconomic variables as forward-looking information inputs. When estimating ECLs, the Company considers three scenarios (optimistic, base and pessimistic), which are associated with different probability of default.

Auditing the impairment allowance for loans was complex and required the application of significant judgment due to the inherent complexity of the models, assumptions, judgments, the forward-looking nature of key assumptions and the interrelationship of the critical variables in measuring the ECL. Significant assumptions and judgments with respect to the estimation of the allowance for credit losses include the determination of when a loan has experienced a significant increase in credit risk; the forecast of forward looking information for multiple economic scenarios and the probability weighting of those scenarios; the calculation of both 12-month and lifetime credit losses. The allowance for credit losses is a significant estimate for which variations in model methodology, assumptions and judgments could have a material effect on the measurement of expected credit losses.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over the calculation of the ECL and the significant assumptions described above. The controls we tested included, amongst others, controls over the identification of indicators of impairment, the determination of significant changes in credit risk, and management’s review and approval of models used to calculate the ECL, including the data inputs and outputs of those models; testing controls over the risk-rating process, and the governance and oversight controls over the review of the overall ECL.

To test the ECL, our audit procedures included, amongst others, involving our professionals with specialized skills in credit risk to assess whether the methodology and assumptions used to estimate ECLs were consistent with the requirements of IFRS Accounting Standards. We assessed significant changes in credit risk triggers, management’s forecasting methodology and compared management’s forward-looking information to publicly available information from third party sources. Also, we performed independent recalculations for the expected credit loss and for a sample of portfolio their respective risk parameters, and we tested the completeness and accuracy of data used in the measurement of the ECL. We also assessed the adequacy of the related financial statement disclosures.

Report of Independent Registered Public Accounting Firm (continued)

Determination of the discount rate used to measure the liability for remaining coverage of the Company’s pension insurance contracts under the general model

Description of the matter

As discussed in Notes 3.4(d) and 14 to the consolidated financial statements, at December 31, 2025, the Company’s insurance and reinsurance contract liabilities were S/13,063,254 thousand, principally comprised of pension insurance contracts that are measured under the general model or building-block approach (BBA). The estimate of this liability is impacted by actuarial assumptions used in the general model, principally by the determination of the discount rate.

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

/s/ Tanaka, Valdivia, Arribas & Asociados Sociedad Civil de Responsabilidad Limitada

A member of Ernst & Young Global Limited

We have served as the Company‘s auditor since 2006.

Lima, Peru

April 24, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Intercorp Financial Services Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Intercorp Financial Services Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Intercorp Financial Services Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, and the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated April 24, 2026, expressed an unqualified opinion thereon.

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

/s/ Tanaka, Valdivia, Arribas & Asociados Sociedad Civil de Responsabilidad Limitada

A member of Ernst & Young Global Limited

Lima, Peru

April 24, 2026

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of financial position

As of December 31, 2025 and 2024

	Note	2025	2024		Note	2025	2024
		S/(000)	S/(000)			S/(000)	S/(000)

Assets				Liabilities and equity
Cash and due from banks	4(a)			Deposits and obligations	11
Non-interest bearing		3,196,910	4,021,880	Non-interest bearing		7,759,676	7,614,593
Interest bearing		9,163,129	7,973,580	Interest bearing		48,267,954	46,153,435
Restricted funds		1,675,910	619,766			56,027,630	53,768,028
		14,035,949	12,615,226
				Inter-bank funds	4(e)	55,019	—
Inter-bank funds	4(e)	40,006	220,060	Due to banks and correspondents	12	7,166,014	7,562,057
Financial investments	5	28,173,806	26,857,925	Bonds, notes and other obligations	13	5,590,408	6,075,433
Loans, net:	6			Due to customers on acceptances		51,332	9,163
Loans, net of unearned interest		52,361,192	50,959,615	Insurance and reinsurance contract liabilities	14	13,063,254	12,524,320
Impairment allowance for loans		(1,591,042)	(1,730,167)	Other accounts payable, provisions and other liabilities	10	4,585,800	4,445,532
		50,770,150	49,229,448	Deferred Income Tax liability, net	15	136,126	140,653
				Total liabilities		86,675,583	84,525,186

				Equity	16
				Equity attributable to IFS’s shareholders:
				Capital stock		1,038,017	1,038,017
Investment property	7	1,540,615	1,381,788	Treasury stock		(469,546)	(206,997)
Property, furniture and equipment, net	8	967,293	814,432	Capital surplus		532,771	532,771
Due from customers on acceptances		51,332	9,163	Reserves		9,100,000	8,300,000
Intangibles and goodwill, net	9	1,626,106	1,667,753	Unrealized results, net		(36,034)	(187,830)
Other accounts receivable and other assets, net	10	1,793,116	2,670,178	Retained earnings		2,183,383	1,439,274
Reinsurance contract assets	14	57,182	18,602			12,348,591	10,915,235
Deferred Income Tax asset, net	15	41,872	19,206	Non-controlling interest		73,253	63,360

				Total equity		12,421,844	10,978,595

Total assets		99,097,427	95,503,781	Total liabilities and equity		99,097,427	95,503,781

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of income

For the years ended December 31, 2025, 2024 and 2023

	Note	2025	2024	2023
		S/(000)	S/(000)	S/(000)

Interest and similar income	19	6,888,377	7,029,391	7,120,411
Interest and similar expenses	19	(2,258,971)	(2,480,270)	(2,592,366)
Net interest and similar income		4,629,406	4,549,121	4,528,045
Impairment loss on loans, net of recoveries	6(d.1) and (d.2)	(1,136,707)	(1,720,179)	(1,981,818)
Loss due to impairment of financial investments	5(c)	(263,761)	(47,521)	(7,500)
Net interest and similar income after impairment loss		3,228,938	2,781,421	2,538,727
Fee income from financial services, net	20	1,219,631	1,142,943	1,178,462
Net gain on foreign exchange transactions		409,737	433,691	306,431
Net gain on sale of financial investments		102,055	26,544	6,431
Net gain on financial assets at fair value through profit or loss	5(e) and 10(b)	362,033	81,990	15,181
Net gain on investment property	7(b)	182,588	128,164	73,072
Other income	21	141,463	121,222	156,700
		2,417,507	1,934,554	1,736,277

Result from insurance activities	22	(47,797)	(169,789)	(178,392)

Other expenses
Salaries and employee benefits	23	(1,115,613)	(955,246)	(897,275)
Administrative expenses	24	(1,436,828)	(1,336,954)	(1,288,862)
Depreciation and amortization	8(a) and 9(a)	(450,267)	(413,057)	(379,038)
Other expenses	21	(160,497)	(194,959)	(184,992)
		(3,163,205)	(2,900,216)	(2,750,167)
Income before exchange difference and Income Tax		2,435,443	1,645,970	1,346,445
Exchange difference		38,004	(24,144)	8,427
Income Tax	15(c)	(530,252)	(314,365)	(275,596)
Net profit for the year		1,943,195	1,307,461	1,079,276
Attributable to:
IFS’s shareholders		1,932,470	1,300,078	1,072,728
Non-controlling interest		10,725	7,383	6,548
		1,943,195	1,307,461	1,079,276
Earnings per share attributable to IFS’s shareholders, basic and diluted (stated in Soles)	25	17.299	11.376	9.327
Weighted average number of outstanding shares (in thousands)	25	111,713	114,287	115,012

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of other comprehensive income

For the years ended December 31, 2025, 2024 and 2023

	Note	2025	2024	2023
		S/(000)	S/(000)	S/(000)

Net profit for the year		1,943,195	1,307,461	1,079,276
Other comprehensive income that will not be reclassified to the consolidated statement of income in subsequent periods:
Gains on valuation of equity instruments at fair value through other comprehensive income	16(e)	69,952	3,048	16,220
Income Tax	16(e)	(183)	(1,595)	(157)
Total unrealized gain that will not be reclassified to the consolidated statement of income		69,769	1,453	16,063
Other comprehensive income to be reclassified to the consolidated statement of income in subsequent periods:
Net movement of debt instruments at fair value through other comprehensive income	16(e)	898,804	286,738	1,134,509
Income Tax	16(e)	(4,129)	(3,595)	(3,645)
		894,675	283,143	1,130,864
Insurance reserves at fair value	16(e)	(736,366)	(61,389)	(970,191)

Net movement of cash flow hedges	16(e)	46,601	(18,605)	(29,112)
Income Tax	16(e)	(6,588)	1,402	6,336
		40,013	(17,203)	(22,776)

Translation of foreign operations	16(e)	(101,063)	11,747	(21,970)

Total unrealized gain to be reclassified to the consolidated statement of income in subsequent periods		97,259	216,298	115,927
Other comprehensive income for the year		167,028	217,751	131,990
Total comprehensive income for the year, net of Income Tax		2,110,223	1,525,212	1,211,266
Attributable to:
IFS’s shareholders		2,097,275	1,516,304	1,202,789
Non-controlling interest		12,948	8,908	8,477
		2,110,223	1,525,212	1,211,266

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of changes in equity

For the years ended December 31, 2025, 2024 and 2023

						Attributable to IFS’s shareholders
								Unrealized results, net
	Number of shares						Instruments that will not be reclassified to the consolidated statement of income	Instruments that will be reclassified to the consolidated statement of income
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value	Debt instruments at fair value	Insurance contracts reserves	Cash flow hedges reserve	Translation of foreign operations	Retained earnings	Total	Non- controlling interest	Total equity, net
	(in thousands)	(in thousands)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2023	115,447	(29)	1,038,017	(3,363)	532,771	6,000,000	(46,763)	(2,420,809)	1,711,493	(9,262)	210,920	2,359,464	9,372,468	53,759	9,426,227
Net profit for the year	—	—	—	—	—	—	—	—	—	—	—	1,072,728	1,072,728	6,548	1,079,276
Other comprehensive income	—	—	—	—	—	—	16,055	1,127,246	(968,599)	(22,671)	(21,970)	—	130,061	1,929	131,990
Total comprehensive income	—	—	—	—	—	—	16,055	1,127,246	(968,599)	(22,671)	(21,970)	1,072,728	1,202,789	8,477	1,211,266
Declared and paid dividends, Note 16(a)	—	—	—	—	—	—	—	—	—	—	—	(511,788)	(511,788)	—	(511,788)
Purchase of treasury stock, Note 16(b)	—	(938)	—	(80,946)	—	—	—	—	—	—	—	—	(80,946)	—	(80,946)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,242)	(4,242)
Sale of equity instruments at fair value through other comprehensive income, Note 5(g)	—	—	—	—	—	—	(33,433)	—	—	—	—	33,433	—	—	—
Others	—	—	—	—	—	—	-	—	—	—	—	(32,306)	(32,306)	(110)	(32,416)
Balances as of December 31, 2023	115,447	(967)	1,038,017	(84,309)	532,771	6,000,000	(64,141)	(1,293,563)	742,894	(31,933)	188,950	2,921,531	9,950,217	57,884	10,008,101
Net profit for the year	—	—	—	—	—	—	—	—	—	—	—	1,300,078	1,300,078	7,383	1,307,461
Other comprehensive income	—	—	—	—	—	—	1,263	281,695	(61,299)	(17,180)	11,747	—	216,226	1,525	217,751
Total comprehensive income	—	—	—	—	—	—	1,263	281,695	(61,299)	(17,180)	11,747	1,300,078	1,516,304	8,908	1,525,212
Declared and paid dividends, Note 16(a)	—	—	—	—	—	—	—	—	—	—	—	(427,369)	(427,369)	—	(427,369)
Transfer of retained earnings to reserves, Note 16(g)	—	—	—	—	—	2,300,000	—	—	—	—	—	(2,300,000)	—	—	—
Purchase of treasury stock, Note 16(b)	—	(1,192)	—	(122,688)	—	—	—	—	—	—	—	—	(122,688)	—	(122,688)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,056)	(3,056)
Sale of equity instruments at fair value through other comprehensive income, Note 5(g)	—	—	—	—	—	—	53,737	—	—	—	—	(53,737)	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	(1,229)	(1,229)	(376)	(1,605)
Balance as of December 31, 2024	115,447	(2,159)	1,038,017	(206,997)	532,771	8,300,000	(9,141)	(1,011,868)	681,595	(49,113)	200,697	1,439,274	10,915,235	63,360	10,978,595
Net profit for the year	—	—	—	—	—	—	—	—	—	—	—	1,932,470	1,932,470	10,725	1,943,195
Other comprehensive income	—	—	—	—	—	—	69,079	892,169	(735,284)	39,904	(101,063)	—	164,805	2,223	167,028
Total comprehensive income	—	—	—	—	—	—	69,079	892,169	(735,284)	39,904	(101,063)	1,932,470	2,097,275	12,948	2,110,223
Declared and paid dividends, Note 16(a)	—	—	—	—	—	—	—	—	—	—	—	(420,096)	(420,096)	—	(420,096)
Transfer of retained earnings to reserves, Note 16(g)	—	—	—	—	—	800,000	—	—	—	—	—	(800,000)	—	—	—
Purchase of treasury stock, Note 16(b)	—	(2,206)	—	(262,549)	—	—	—	—	—	—	—	—	(262,549)	—	(262,549)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,097)	(3,097)
Others	—	—	—	—	—	—	(13,009)	—	—	—	—	31,735	18,726	42	18,768
Balance as of December 31, 2025	115,447	(4,365)	1,038,017	(469,546)	532,771	9,100,000	46,929	(119,699)	(53,689)	(9,209)	99,634	2,183,383	12,348,591	73,253	12,421,844

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of cash flows

For the years ended December 31, 2025, 2024 and 2023

	2025	2024	2023
	S/(000)	S/(000)	S/(000)

Cash flows from operating activities
Net profit for the year	1,943,195	1,307,461	1,079,276
Adjustments to reconcile net profit to net cash flows
Impairment loss on loans, net of recoveries	1,136,707	1,720,179	1,981,818
Loss due to impairment of financial investments	263,761	47,521	7,500
Depreciation and amortization	450,267	413,057	379,038
Provision for sundry risks	2,633	29,290	4,138
Deferred Income Tax	(37,490)	100,053	102,244
Net gain on sale of financial investments	(102,055)	(26,544)	(6,431)
Net gain on financial assets at fair value through profit or loss	(362,033)	(81,990)	(15,181)
Net gain on valuation of investment property	(101,104)	(60,260)	(7,111)
Net (gain) loss on sale of investment property	—	3,176	—
Gain on sale of property, furniture and equipment	(2,078)	(12,879)	(15,300)
Exchange difference	(38,004)	24,144	(8,427)
Net changes in assets and liabilities
Net increase in loan portfolio	(2,692,565)	(4,523,015)	(2,883,998)
Net decrease (increase) in other accounts receivable and other assets	508,944	(245,377)	(295,748)
Net (increase) decrease in restricted funds	(1,056,144)	100,925	(246,775)
Increase in deposits and obligations	2,204,284	4,687,587	503,544
Decrease (increase) in accrued interest receivable	22,494	58,688	(167,468)
(Decrease) increase in accrued interest payable	(68,442)	(120,753)	194,285
(Decrease) increase in due to banks and correspondents	(367,271)	(1,445,205)	1,837,830
Increase in other accounts payable, provisions and other liabilities	336,571	1,422,823	558,971
Decrease (increase) of investments at fair value through profit or loss	94,499	(125,386)	323,112
Income Tax paid	(305,590)	(363,463)	(450,125)
Net cash provided by operating activities	1,830,579	2,910,032	2,875,192

Consolidated statement of cash flows (continued)

	2025	2024	2023
	S/(000)	S/(000)	S/(000)

Cash flows from investing activities
(Purchase) sale of investments at fair value through other comprehensive income	(257,231)	722,080	(2,957,858)
Purchase of investments at amortized cost	(98,667)	(401,898)	(162,598)
Purchase of property, furniture and equipment	(301,435)	(104,719)	(147,645)
Purchase of intangible assets	(221,967)	(245,334)	(280,388)
Purchase of investment property	(62,723)	(61,812)	(16,903)
Sale of investment property	—	39,176	—
Sale of property, furniture and equipment	3,461	45,462	32,667
Net cash used in investing activities	(938,562)	(7,045)	(3,532,725)
Cash flows from financing activities
Dividends paid	(406,830)	(427,369)	(511,788)
Issuance of securities, bonds and obligations in circulation	1,625,953	1,706,371	—
Payments of bonds, notes and other obligations	(1,502,749)	(1,266,504)	(2,189,040)
Net decrease (increase) in receivable inter-bank funds	180,054	304,855	(228,796)
Net increase (decrease) in payable inter-bank funds	54,992	(121,438)	91,245
Purchase of treasury stock, net	(262,549)	(122,688)	(80,946)
Dividend payments to non-controlling interest	(3,040)	(2,911)	(4,776)
Lease payments	(83,054)	(82,644)	(89,334)
Net cash used in financing activities	(397,223)	(12,328)	(3,013,435)
Net increase (decrease) in cash and cash equivalents	494,794	2,890,659	(3,670,968)
Translation (loss) gain on cash and cash equivalents	(124,217)	12,496	37,403
Cash and cash equivalents at the beginning of the year	11,977,366	9,074,211	12,707,776
Cash and cash equivalents at the end of the year, Note 3.4(ad)	12,347,943	11,977,366	9,074,211
Supplementary cash flow information:
Cash paid by -
Interest	2,114,166	2,426,411	2,253,881
Dividends	423,136	430,280	516,564
Income Tax	305,590	363,463	450,125
Cash received from -
Interest	6,817,200	7,025,584	6,905,711
Dividends received	81,924	50,862	52,215
Non-cash transactions -
Recognition of right-of-use assets	48,851	105,860	35,901

Intercorp Financial Services Inc. and Subsidiaries

Notes to the consolidated financial statements

As of December 31, 2025 and 2024

1.
Business activity

Intercorp Financial Services Inc. and Subsidiaries (henceforth "IFS", “the Company” or “the Group”), is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006, and is a Subsidiary of Intercorp Peru Ltd. (henceforth “Intercorp Peru”), holding of Intercorp Group, incorporated in 1997 in the Commonwealth of the Bahamas. As of December 31, 2025, Intercorp Peru holds directly and indirectly 74.38 percent of the issued capital stock of IFS, equivalent to 73.38 percent of the outstanding capital stock of IFS (72.47 percent of the issued capital stock, equivalent to 71.95 percent of the outstanding capital stock as of December 31, 2024).

IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.

As of December 31, 2025 and 2024, IFS holds 99.31 percent of the capital stock of Banco Internacional del Peru S.A.A. – Interbank (henceforth “Interbank”), 99.85 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”), 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”) and 100 percent of Procesos de Medios de Pago and its subsidiary Izipay S.A.C (henceforth and together "Izipay").

The operations of Interbank, Interseguro and Izipay are concentrated in Peru, while the operations of Inteligo and its Subsidiaries are mainly concentrated in Peru and Panama, see Note 2.

The main activities of IFS’s Subsidiaries and their assets, liabilities, equity, operating income, net income, balances and other relevant information are presented in Note 2.

The consolidated financial statements of IFS and Subsidiaries as of December 31, 2024, and for the year then ended, were approved and authorized by Management and the Board of Directors on April 25, 2025. The consolidated financial statements as of December 31, 2025, and for the year then ended, have been approved and authorized for issuance by Management and the Board of Directors on April 24, 2026.

2.
Subsidiaries

IFS’s Subsidiaries are the following:

(a)
Banco Internacional del Peru S.A.A. - Interbank and Subsidiaries -

Interbank is incorporated in Peru and is authorized by the Superintendencia de Banca, Seguros y AFP (henceforth “SBS”) to operate as a universal bank in accordance with Peruvian law. The Interbank's operations are governed by the General Act of the Banking and Insurance System and Organic Act of the SBS – Act No. 26702 and its amendments (henceforth “the Banking and Insurance Act”), that establishes the requirements, rights, obligations, restrictions and other operating conditions that financial and insurance entities must comply with in Peru.

As of December 31, 2025, Interbank has 146 offices (149 offices as of December 31, 2024). Additionally, it holds 100 percent of the shares of the following Subsidiaries:

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

Interseguro holds participations in Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Peru (henceforth “Patrimonio Fideicometido – Interproperties Peru”), that is a structured entity, incorporated in April 2008, and in which several investors (related parties to Intercorp Peru) contributed investment properties. Each investor or investors have ownership of and specific control over the contributed investment property. The fair values of the properties contributed by Interseguro that were included in this structured entity as of December 31, 2025 and 2024, amounted to S/95,328,000 and S/89,124,000, respectively; see Note 7. For accounting purposes and under IFRS 10 “Consolidated Financial Statements” the assets included in said structure are considered “silos”, because they are ring-fenced parts of the wider structured entity (the Patrimonio Fideicometido - Interproperties Peru). IFS has ownership and decision-making power over these properties and the Group has the exposure or rights to their returns; therefore, IFS consolidates the silos containing the investment properties that it controls.

(c)
Inteligo Group Corp. and Subsidiaries -

Inteligo is incorporated in the Republic of Panama. As of December 31, 2025 and 2024, it holds 100 percent of the shares of the following Subsidiaries:

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
Inteligo Peru Holding S.A.C.

Financial holding company incorporated in Peru. As of December 31, 2025 and 2024, it holds 99.99 percent participation in Interfondos S.A. Sociedad Administradora de Fondos (henceforth "Interfondos"), company that manages mutual funds and investment funds.

Inteligo USA, Inc.	Incorporated in the United States of America, provides investment advisory and related services.
Veltria Advisors Corp.	Incorporated in the United States of America, provides investment advisory.

(d)
Negocios e Inmuebles S.A. -

Negocios e Inmuebles is incorporated in Peru, was acquired by IFS as part of the purchase of Seguros Sura and Hipotecaria Sura in year 2017; Note 9(b). As of December 31, 2025 and 2024, Negocios e Inmuebles S.A., holds 8.50 percent of Interseguro’s capital stock .

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

(f)
IFS Management S.A.C. (before IFS Digital S.A.C.) –

IFS Management is incorporated in Peru. Its corporate purpose is to provide all types of management, strategic planning, financial, accounting, legal, and other services.

(g)
Procesos de Medios de Pago S.A. and subsidiary Izipay S.A.C. (Izipay) -

Procesos de Medios de Pago e Izipay are incorporated in Peru. Procesos de Medios de Pago is dedicated to the development, management and operation of the shared service of transaction processing of credit and debit cards, through the acquirer role for renowned card networks and other private brands. Also, it renders the processing service, through the issuer role, to entities of the financial system. Izipay is dedicated to the facilitation of payments and services, offering its services of technological, operating and safety infrastructure through the affiliation of commercial stores, as well as installation and maintenance of infrastructure for transactions through the electronic commerce modality, interconnected with the networks of payment methods processors.

The table below presents a summary of the consolidated financial statements of the main Subsidiaries, before adjustments and eliminations for consolidation, as of December 31, 2025 and 2024, in accordance with the IFRS. Additionally, for information on business segments, see Note 27:

	Interbank and Subsidiaries		Interseguro		Inteligo and Subsidiaries
	2025	2024	2025	2024	2025	2024
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of financial position -
Cash and due from banks	12,917,558	11,666,498	482,545	203,945	420,559	533,575
Financial Investments	11,960,351	11,187,487	14,552,181	13,669,514	2,012,524	1,986,408
Loans, net	49,279,580	47,607,947	—	—	1,499,171	1,622,503
Investment property	—	—	1,540,615	1,381,788	—	—
Total assets	76,763,239	73,626,419	17,005,204	15,706,165	4,118,540	4,316,010
Deposits and obligations	53,667,207	51,144,356	—	—	2,632,943	2,929,343
Due to banks and correspondents	6,728,071	6,963,726	120,459	301,139	315,148	265,772
Bonds, notes and other obligations	4,289,662	4,669,116	342,687	335,007	—	—
Insurance and reinsurance contract liabilities	—	—	12,924,459	12,385,525	—	—
Total liabilities	66,505,666	64,753,475	15,625,799	14,526,553	3,019,002	3,271,899
Equity attributable to IFS’s shareholders	10,257,573	8,872,944	1,379,405	1,179,612	1,099,538	1,044,111
Consolidated statement of income -
Net interest and similar income	3,835,008	3,752,432	788,297	771,400	61,504	69,694
(Loss) recovery due to impairment on loans, net of recoveries	(1,136,728)	(1,719,913)	—	—	20	(266)
(Loss) recovery due to impairment of financial investments	(30)	(982)	(264,123)	(45,910)	376	(585)
Net gain of investment property	—	—	101,104	60,260	—	—
Fee income from financial services, net	884,628	791,815	(12,622)	(10,628)	195,956	170,955
Result from insurance activities	—	—	(47,777)	(169,750)	—	—
Net profit for the year attributable to IFS’s shareholders	1,474,997	1,007,353	339,296	269,568	231,136	137,336

3.
Significant accounting policies
3.1.
Basis of presentation -

The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards issued by the International Accunting Standards Board (henceforth “IASB”) and are presented in Soles, which is the functional currency of the Group. All values are rounded to the nearest thousand (S/(000)), except when otherwise indicated.

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

The following standards, interpretations or modifications are applied for the first time in 2025 but have not had a significant impact on the Group's consolidated financial statements.

- Amendments to IAS 21 “Lack of Exchangeability – The effects of changes in Foreign Exchange Rates”

For annual reporting periods beginning on or after January 1, 2025, the amendments specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.

These amendments had no impact on the Group's consolidated financial statements.

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

Assets in custody or managed by the Group, such as investment funds and others, are not part of the Group’s consolidated financial statements; see Note 3.4(z).

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

Foreign currency balances and transactions:

Foreign currency transactions and balances are those performed in currencies different from the functional currency. Transactions in foreign currencies are initially recorded in the functional currency using the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate in effect on the reporting date. The differences between the closing rate at the date of each consolidated statement of financial position presented and the exchange rate initially used to record the transactions in foreign currency are recognized in the consolidated statement of income in the period in which they arise, in the caption “Exchange difference”. Non-monetary assets and liabilities acquired in a foreign currency are recorded at the exchange rate at the date of the initial transaction.

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

When a financial asset becomes impaired, and, therefore, it is classified as Stage 3 (as established in Note 3.4(i)), the Group calculates the interest income by applying the EIR at the amortized cost of the asset. If the financial asset “recovers”, as detailed in Note 29.1(d), and is no longer impaired, the Group recalculates the interest income on a gross basis.

For purchased or originated credit-impaired (POCI) assets, as detailed in Note 29.1(d), the Group calculates the interest income by determining the credit-adjusted EIR at the amortized cost of the asset. The credit-adjusted EIR is the interest rate that, at initial recognition, discounts the estimated future cash flows (including expected credit losses) at the amortized cost of POCI assets.

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

Measurement at initial recognition -

At initial recognition, the Group measures a group of insurance contracts by the total of:

- The fulfillment cash flows, which comprise:

- Estimates of future cash flows.

- An adjustment to reflect the time value of money and the financial risks related to the future cash flows, to the extent that the financial risks are not included in the estimates of the future cash flows, and

- A risk adjustment for non-financial risk.

- The contractual service margin (“CSM”).

Subsequent measurement -

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

The Group has deemed that the following factors are relevant when defining the insurance portfolios in effect:

- Products lines and their differentiated management, separating the products by pensions, life, and general insurance, and below them, based on the specific covered risks: savings, risk, annuities, and accidents, among others. There is not separation of risks within the same contract because they are jointly managed.

- Contract limits: differentiating in equal contracts or shorter than one year and longer than four years.

- Individual or collective insurances policies.

- Policy currency: differentiating between policies denominated in different currencies. Currently, the currencies considered are the Sol, the US Dollar, and Sol VAC ("Valor de Actualización Constante" by its Spanish term).

- Funeral expense cover (in currency VAC): a different portfolio is considered because it is understood that its risk management is different from the management of the main risk of the product Annuity with the Private Pension System (SPP, by its Spanish acronym). This criterion is only applicable to funeral VAC of the pensions (SPP), which are adjusted based on the consumer price index published by the regulator.

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

-Two BBA variants. The first one will be applied compulsorily if the conditions for it are met, and the second one will be applied optionally if conditions are met:

-Variable Fee Approach (“VFA”)

-Premium Allocation Approach (“PAA”)

The application of one or the other method affects the measurement of the liability for remaining coverage (“LRC”). The liability for incurred claims (“LIC”) is valued according to the fulfillment of cash flows related to incurred claims, adjusted for non-financial risk.

Building Block Approach (BBA) -

This method is applied to contracts with coverage periods longer than one year and whose liability flows do not depend on underlying elements. IFS measures a group of insurance contracts (unit of account) by the total of fulfillment cash flows and the CSM. The following are the elements details of this component group:

- Fulfillment Cash Flows (“FCF”): the fulfillment cash flows are comprised of the following elements:

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

- Risk Adjustment (“RA”): Represents the compensation that an entity requires to bear the non-financial risk that arises from the uncertainty over the cash flows regarding their amount and the moment of payment of the future cash flows, and it is calculated in an explicit and separated manner from the cash flows. Likewise, the risk adjustment also reflects the risk aversion degree and the diversification degrees that the entity includes to determine the compensation to bear such non-financial risks.

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

Premium Allocation Approach (PAA) -

The PAA valuation method is a simplification of the general method and its application is optional. The entity only applies the simplified method to contracts if one of the following criteria is met:

- For contracts longer than one year, the simplification results in a liability for remaining coverage that does not materially differ from that generated by the general method model (BBA); or

- The coverage period of the group of contracts is one year or shorter. The criterion that defines the one-year period must be determined according to the contract limits.

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

- Life: BBA, PAA or VFA, depending on the characteristics and evaluation of the contract

- Pensions: BBA

- General insurance: BBA or PAA, depending on the characteristics and evaluation of the contract

(d.1.4) Accounts receivable from insurance activities -

Accounts receivable from insurance activities of the Group are initially recognized when they are enforceable and are measured at the fair value of the compensation received or receivable. Therefore, at initial recognition, insurance receivables are measured at amortized cost. The book value of insurance receivables is subject to impairment when events or circumstances indicate that the book value cannot be recoverable; the impairment loss is recorded in the consolidated statement of income.

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

(d.2) Exchange difference in insurance contract liabilities -

According to IAS 21 “Effects of variations in foreign currency exchange rates”, for the purpose of converting insurance contracts in foreign currency into the functional currency of Interseguro, they are treated as a monetary item. Exchange differences on remeasurement of the insurance contract liability are recognized in profit or loss, except for exchange differences related to the interest rate effect for contracts under BBA method, which are recognized in “Insurance contracts reserves” in the caption “Other comprehensive income” of consolidated statement of changes in equity together with the annual movements of the interest rate effect.

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

-Financial expenses and income for insurance activities: for the effect of the time value of money, the financial risk effect and the effect of inflation adjustment (VAC).

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

Expenses directly and indirectly attributable -

The Group classifies expenses directly attributable to those that can be attributable at portfolio level or individual contracts. Indirect expenses are deemed partially attributable if they are necessary for the fulfillment of the insurance contracts, even if they are not directly associated to a portfolio or individual contract. Expenses indirectly attributable are allocated to groups of contracts by using a systematic and rational method that can be applied in a consistent manner to all expenses with similar characteristics.

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

At initial recognition of a profitable insurance contract, the CSM does not recognize any income (profit). Income (or profit) is only recognized to the extent that the insurance contract services are rendered. The CSM cannot be negative, any loss at initial moment or subsequent moments is recorded as a loss component in the caption “Results from insurance activities” in the consolidated statement of income.

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

(d.6) Loss component -

Analogous to the CSM, the loss component (LC) is the estimated contract loss. The recording of these two concepts has a different temporality: while the CSM is deferred throughout the contract’s life, the LC is recognized immediately, thus generating an expense in the statement of income once its existence is known.

(d.6.1) Determination of the loss component at initial recognition

At initial recognition of a non-profitable insurance contract, the LC generates an expense in the statement of income once its existence is known.

In the moment at which the existence of an LC is determined, at each subsequent valuation, it is necessary to make the following adjustments:

- It is allocated exclusively to the LC, until it is reduced to zero.

- It is allocated in a systematic manner between the LC and the liability for remaining coverage, excluding the LC (LRC excluding the LC); the changes in the fulfillment cash flows of the LRC.

(d.6.2) Subsequent valuation

Once an LC for a group of onerous contracts has been established, the Group distributes the subsequent changes in the fulfillment cash flows between the LC and the LRC, excluding the LC, by making a systematic allocation between both concepts, as applicable, of the amounts related to:

- The release of claims and expenses of the LRC expected cash flows.

- Changes in the risk adjustment (RA) are recognized in the income for the period and in other comprehensive income, due to changes in market rates, and

- Financial expenses and income for insurance activities.

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

The Group calculates the RA for the portfolios of life, pensions, and general insurances with the purpose of quantifying the non-financial risks associated to the insurance contracts and reflecting the uncertainty of the insurance contracts regarding their amount and validity term. However, in the following cases the RI calculation is not necessary:

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

Financial liabilities, other than financial guarantees, are measured at amortized cost or at fair value through profit or loss when they are held for trading, are derivative instruments or the fair value designation is applied, as explained in Note 3.4(f.6). It should be noted that during 2023, the Group only presents derivative financial instruments measured in this way.

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

As of December 31, 2025 and 2024, the Group does not present embedded derivatives in its financial liabilities needed to be separated from the host contract.

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

The reclassification of financial assets will take place as long as the business model that manages the financial assets is changed. It is expected that this change is very rare. These changes are determined by Management because of external or internal changes and must be significant for the Group's operations and demonstrable to third parties. Consequently, a change in the Group's business model will take place only when it begins or ceases to carry out an activity that is significant for its operations. As of December 31, 2025 and 2024, the Group has not reclassified its financial assets after their initial recognition. Financial liabilities are never reclassified.

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

As of December 31, 2025 and 2024, the Group did not keep any repurchase agreements.

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

During the year 2025, Interbank has not agreed to this type of transaction. As of December 31, 2024, Interbank agreed on short sale contracts for an amount approximately to S/61,191,000 recorded as “Accounts receivable for short sale operations”, in the caption “Other accounts receivable and other assets” of the consolidated statement of financial situation; see Note 10(a). This transaction allowed the recognition of a liability for an amount approximately to S/61,153,000 recorded as “Financial liabilities at fair value through profit or loss”, in the caption “Other accounts payable, provisions and other liabilities” of the consolidated statement of financial position; see Note 10(a). These instruments were settled in the first days of 2025.

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

The Group has transferred the financial asset if, and only if, either:

-	Has transferred its contractual rights to receive cash flows from the financial asset, or

-	It retains the rights to the cash flows but has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement.

Pass-through arrangements are transactions whereby the Group retains the contractual rights to receive the cash flows of a financial asset (the 'original asset'), but assumes a contractual obligation to pay those cash flows to one or more entities (the 'eventual recipients'), when all the following conditions are met:

-	The Group has no obligation to pay amounts to the eventual recipients unless it has collected equivalent amounts from the original asset.
-	The Group cannot sell or pledge the original asset other than as security to the eventual recipients.
-

The Group must remit any cash flows it collects on behalf of the eventual recipients without material delay. In addition, the Group is not entitled to reinvest such cash flows, except for investments in cash or cash equivalents including interest earned, during the period between the collection date and the date of agreed revision with the eventual recipients.

A transfer only qualifies for derecognition if either:

-	The Group has transferred substantially all the risks and rewards of the asset, or
-	The Group has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.

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

As of December 31, 2025 and 2024, the Group did not recognize net losses as consequence of derecognition of financial assets accounts.

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

POCI: Purchased or originated credit impaired assets are financial assets that are impaired on initial recognition. POCI assets are recorded at fair value at original recognition and interest income is subsequently recognized based on a credit-adjusted EIR. ECLs are only recognized or released to the extent that there is a subsequent change in the expected credit losses. It should be noted that during the year 2025 and 2024, the Group has not purchased or originated POCI financial assets.

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

 Accounts receivable from leases.

 Assets from contracts.

 Financial guarantee contracts.

In this regard, as of December 31, 2025 and 2024, the Group's financial assets subject to a correction for expected credit loss are the following:

 Cash and due from banks.

 Inter-bank funds.

 Financial investments; see Notes 3.4(f), 5 and 29.1(e).

 Loans; see Notes 3.4(f.1), 6 and 29.1(d).

 Due from customers on acceptances.

 Other accounts receivable and other assets.

The Group assesses periodically impairment alerts derived from factors such as the release of compensation for service time deposits (henceforth "CTS") and private pension funds (henceforth "AFP"), natural disasters, and economic context of the country, and the effects of the international conflicts that may affect Peru, with the purpose of timely identifying an increase in the expected credit loss risk. Thus, for those financial assets other than the loan portfolio, Management has estimated the expected credit loss, concluding that it is neither significant nor relevant, given that the maximum period considered for measuring expected credit losses is very small or, even if it implies a longer term, because the main debtor is the Central Reserve Bank of Peru (“BCRP”, by its Spanish acronym) or corresponds to cash in vaults of the Group.

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

With the exception of credit cards, for which the treatment is separately set out in (iv) below, the maximum period for which the expected credit losses are determined is the contractual life of a financial instrument (considering the prepayments) unless the Group has the legal right to call it earlier.

Impairment losses and reversals are accounted for and disclosed separately from modification losses or gains that are accounted for as an adjustment of the financial asset’s gross carrying value.

The criteria followed for calculating the ECL based on each stage are described below:

 Stage 1: The provision for expected credit losses of those financial instruments that do not show a significant increase in risk since the initial recognition, will be calculated as the expected credit losses in the following 12 months. The group calculates the expectation that there is a probability of default (PD) in the 12 months after the reporting date. To this probability of default is multiplied and expected loss in case of default (LGD) and exposure on the date of default (EAD) and discounting the original effective interest rate. This calculation is made for each of the three scenarios (optimistic, base and pessimistic) defined by the Group.

 Stage 2: When the financial instrument shows a significant increase in credit risk since initial recognition, the provision of expected credit losses of this financial instrument will be calculated as the expected credit loss throughout the life of this asset. The calculation method is similar to that for Stage 1, including the use of multiple scenarios, but expected credit loss is estimated over the lifetime of the instrument.

 Stage 3: When there is objective evidence that the financial instrument is impaired, the provision of expected credit losses will be calculated as the expected credit loss over the life of the asset. The method is similar to that for Stage 2, with the PD set at 100 percent.

It is possible that the inputs and models used to calculate the expected credit loss do not reflect all the characteristics of the market as of the date of the financial statements. This is why that, occasionally, subsequent qualitative adjustments to the model are performed when there are significant differences. See Note 29.1(d.6).

Financial guarantee contracts

The Group measures each financial guarantee as the highest of the amount initially recognized minus cumulative amortization recognized in the consolidated statement of income, and the ECL provision. For this purpose, the Group estimates ECL based on the present value of the expected payments to reimburse the holder for a expected credit loss that it incurs. The deficits are discounted by the risk-adjusted interest rate relevant to the exposure. The ECLs related to financial guarantee contracts are recognized in provisions.

(iii)
Debt instruments measured at fair value through other comprehensive income -

The ECLs for debt instruments measured at fair value through other comprehensive income do not reduce the carrying amount of these financial assets in the consolidated statement of financial position, which remains at fair value. However, the expected credit losses that arise at each measurement date must be reclassified from other comprehensive income to results of the period.

(iv)
Credit cards -

The Group calculates the expected credit losses in a period that reflects the Group's expectations regarding the client's behavior, probability of default and the Group's future risk mitigation procedures that could include the reduction or cancellation of lines of credit. Based on past experience and the Group's expectations, the period during which the Group calculates the expected lifetime credit losses of this product is 16 months for the period 2025 and 2024.

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

(v)
Forward-looking information -

In its expected credit loss models, the Group relies on the following macroeconomic variables as forward-looking information inputs as of December 31, 2025 and 2024:

	2025	2024
Real gross domestic product	X
Average real formal salary	X	X
Average real informal salary	X	X
Real disposable income per capita	X	X
Unemployment rate		X
Private formal employment		X

Detailed information on these inputs is provided in note 29.1(d). The inputs and models used for estimating the expected credit losses, incorporate the best information available at the date of the consolidated financial statements. In some circumstances, as appropriate, Management assesses the effect of extraordinary events, regulatory changes, or unexpected macroeconomic conditions and, when such effects are material, applies temporary qualitative adjustments for inclusion in such estimate. Detailed information about subsequent adjustments to the model are provided in Note 29.1(d.6).

(vi)
Valuation of guarantees -

To mitigate the credit risks on financial assets, the Group generally uses three types of guarantees: physical guarantee, personal guarantees and title guarantees.

The guarantee, unless recovered, is not recorded in the Group's consolidated statement of financial position. However, the fair value of the guarantee affects the calculation of the expected credit losses, and because of that, it is assessed periodically.

The nominal contract value of the guarantees and the letters of credit not used where the loan was agreed to be granted is in market terms, is not recorded in the consolidated statement of financial position. The nominal values of these instruments together with the corresponding expected credit losses are disclosed in Note 29.1(d).

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

(ii)
The Group as a lessor –

As of December 31, 2025 and 2024, the Group holds the following types of leases:

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

As of December 31, 2025 and 2024, leasing receivables are subject to the financial asset impairment policy; see Notes 3.4(f.1) and (g).

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

Transfers to or from investment property are made only when a change in the asset’s use exists. If a component of property, furniture and equipment is transferred to an investment property, the Group transfers the net cost of the fixed asset to the caption investment property and subsequently measures the asset at fair value. In the case of a transfer from an investment property to the caption property, furniture and equipment, the reclassified amount corresponds to the fair value of the asset at the date of usage change.

During 2025, the Group transferred a floor from caption "Investment property", part of the "Orquideas," building located in San Isidro, Lima, to caption "Property, furniture and equipment", for S/5,000,000. It also transferred a property, located in Ate, Lima, from caption "Property, furniture and equipment" to caption "Investment property", for S/276,000. This property was fully depreciated at the time of transfer. During 2023, the Group transferred two floors from caption “Investment property” part of the “Orquideas” building, located in San Isidro, Lima, to caption “Property, furniture and equipment” for S/16,177,000. Additionally, the Group transferred another floor from caption “Property, furniture and equipment “part of the “Orquideas” building, located in San Isidro, Lima, to caption “Investment property”, for S/3,984,000.

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

Goodwill, recorded by the Group; see Note 9(b and c), arises from the acquisition of Izipay, allocated to the CGUs composed of Izipay and Interbank and; Seguros Sura allocated to the CGU of the insurance business unit.

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

Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 “Financial Instruments: Recognition and Measurement”, is measured at fair value with the changes in the consolidated statement of income or in the consolidated statement of other comprehensive income. If the contingent consideration is not within the scope of IFRS 9, it is measured according to the applicable IFRS Accounting Standards. The contingent consideration that is classified as equity must not be remeasured and subsequent settlement is recorded in equity. As of December 31, 2025 and 2024, there have been no contingencies arising from business combinations.

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

The amount of basic earnings per share is calculated by dividing the net profit for the year attributable to common shareholders by the weighted average number of common shares outstanding during the year. As of December 31, 2025 and 2024, the Group does not have financial instruments with dilutive effect, therefore, basic and diluted earnings per share are identical for the years reported.

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

(af)	Subsequent events -

Subsequent events are events that occur between the period end date and the date the financial statements are authorized for issue. They may be adjusting or non-adjusting, depending on whether they provide evidence of conditions existing at the end of the period or of situations that arose subsequently. If they are adjusting, they are included in the consolidated financial statements; otherwise, if they are non-adjusting, they are disclosed in the Notes to the consolidated financial statements, see Note 32.

(ag)	Financial statements as of December 31, 2024 and 2023 -

When necessary, certain amounts from the previous year have been reclassified to make them comparable with the presentation of the current year.

3.5.
Standards issued but not yet effective -

Following is the description of the new standards and interpretations, as well as the amendments that have been issued, but which are not yet in force at the date of issuance of these consolidated financial statements. The Group plans to apply these standards and interpretations, as applicable, when they become effective:

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

The standard also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and it also includes new requirements for aggregation and disaggregation of financial information based on the identified “roles” of the primary financial statements and the notes to the financial statements.

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

The Group is currently working to identify all impacts the amendments will have on the primary consolidated financial statements and notes to the consolidated financial statements. The initial expected material impacts on Gorup’s financial statements are, as follows:

•
Rental income, change in fair value from investment properties and share of profit or an associate and a joint venture will be classified in the investing category within the statement of profit or loss.
•
Foreign exchange differences will be classified in the category where the related income and expense form the item giving rising to the foreign exchange difference.
•
New disclosure will be added: (a) management-defined performance measures; (b) specified expense by nature if expenses are presented by function in the operating category of the statement of profit or loss; and (c) a reconciliation for each line item in the statement of profit or loss between the restated amounts presented applying IFRS 18 and the amounts previously presented applying IAS 1.
•
Interest received and interest paid will be classified in operating activities on the statement of cash flows.

-
IFRS 19 “Subsidiaries without Public Accountability: Disclosures"

This standard allows eligible entities that apply full IFRS but do not have public accountability to use a simplified disclosure regime in their individual financial statements. To be eligible, at the end of the reporting period, an entity: (i) must be a subsidiary as defined in IFRS 10 “Consolidated Financial Statements”; (ii) cannot have public accountability; and (iii) must have a parent (ultimate or intermediate) that prepares consolidated financial statements, available for public use, which comply with IFRS accounting standards.

IFRS 19 will become effective for reporting periods beginning on or after 1 January 2027, with early application permitted. As the equity instruments of the Group are publicly traded, it is not eligible to elect to apply IFRS 19.

-
Classification and measurement of financial instruments - Amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures”

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 regarding the classification and measurement of financial instruments. The amendments include:

•
A clarification that a financial liability is derecognized on the ‘settlement date’ and the introduction of an accounting policy choice (if specific conditions are met) to derecognize financial liabilities settled using an electronic payment system before the settlement date
•
Additional guidance on how the contractual cash flows for financial assets with environmental, social and corporate governance (ESG) and similar features should be assessed
•
Clarifications on what constitute ‘non-recourse features’ and what are the characteristics of contractually linked instruments
•
The introduction of disclosures for financial instruments with contingent features and additional disclosure requirements for equity instruments classified at fair value through other comprehensive income (OCI)

The amendments will be effective for annual reporting periods beginning on 1 January 2026 with early adoption for classification of financial assets and related disclosures only. The amendments are not expected to have a material impact on the Group’s consolidated financial statements.

•
Annual improvements to IFRS Accounting Standards – Volume 11

In July 2024, the IASB issued nine narrow scope amendments as part of its periodic maintenance of IFRS accounting standards. The amendments include clarifications, simplifications, corrections or changes to improve consistency in IFRS 1 “First-time Adoption of International Financial Reporting Standards”, IFRS 7 “Financial instruments: Disclosure and its accompanying Guidance on implementing IFRS 7”, IFRS 9 “Financial Instruments”, IFRS 10 “Consolidated Financial Statements” and IAS 7 “Statements of Cash Flows”.

The amendments will be effective for reporting periods beginning on or after 1 January 2026. Earlier application is permitted and must be disclosed.

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

4.
Cash and due from banks and inter-bank funds
(a)
The detail of cash and due from banks is as follows:

	2025	2024
	S/(000)	S/(000)
Cash and clearing (b)	2,348,756	2,853,187
Deposits in the BCRP (b)	8,490,566	7,333,818
Deposits in banks (c)	1,508,621	1,790,361
Total cash and cash equivalent	12,347,943	11,977,366
Accrued interest	12,096	18,094
Restricted funds (d)	1,675,910	619,766
Total	14,035,949	12,615,226

(b)
In accordance with rules in force, Interbank is required to maintain a legal reserve to honor its obligations with the public. This reserve is comprised of funds kept in Interbank and in the BCRP and is made up as follows:

	2025	2024
	S/(000)	S/(000)
Legal reserve (*)
Deposits in the BCRP	6,149,956	5,969,218
Cash in vaults	2,056,545	2,644,386
Subtotal legal reserve	8,206,501	8,613,604
Non-mandatory reserve
Overnight deposits in BCRP (**)	1,580,610	564,600
Term deposits in BCRP (***)	760,000	800,000
Cash and clearing	292,157	208,548
Subtotal non-mandatory reserve	2,632,767	1,573,148
Cash balances not subject to legal reserve	54	253
Total	10,839,322	10,187,005

(*) The legal reserve funds maintained in the BCRP are non-interest bearing, except for the part that exceeds the minimum reserve required that accrued interest at a nominal annual rate, established by the BCRP. As of December 31, 2025 and 2024, the Group presented only excess in foreign currency that accrued interest in US Dollars at an annual average rate of 3.25 and 3.90 percent, respectively.

During the years 2025, 2024 and 2023, the Group recognized income for interest related to the excess of the legal reserve, which amounted to S/161,596,000, S/202,637,000 and S/194,446,000, respectively, and were recorded as "Interest on due from banks and inter-bank funds” in the caption "Interest and similar income" of the consolidated statement of income, see Note 19.

In Group Management’s opinion, Interbank has complied with the requirements established by the rules in force related to the computation of the legal reserve.

(**) As of December 31, 2025, corresponds to an overnight deposit in foreign currency for US$470,000,000 (approximately equivalent to S/1,580,610,000), with maturity in the first days of January 2026, and accrue interest at an annual interest rate of 3.57 percent (as of December 31, 2024, it corresponded to an overnight deposit in foreign currency for US$150,000,000 (approximately equivalent to S/564,600,000), with maturity in the first days of January 2025, and accrued interest at an annual interest rate of 4.44 percent).

During the years 2025, 2024 and 2023, the Group recognized income for interest on overnight deposits, which amounted to S/87,321,000, S/66,989,000 and S/68,850,000, respectively, and were recorded as "Interest on due from banks and inter-bank funds” in the caption "Interest and similar income" of the consolidated statement of income, see Note 19.

(***) As of December 31, 2025, corresponds to one overnight deposit in local currency, with maturity in the first days of January 2026, and accrue interest at an annual interest rate of 4.00 percent (as of December 31, 2024, corresponded to five overnight deposits in local currency, with maturity in the first days of January 2025, and accrued interest at an annual interest rate between 4.80 and 4.85 percent).

During the years 2025, 2024 and 2023, the Group recognized interest on time deposits, which amounted to S/14,939,000, S/52,245,000 and S/36,960,000, respectively, and were recorded as "Interest on due from banks and inter-bank funds” in the caption "Interest and similar income" of the consolidated statement of income, see Note 19.

(c)
Deposits in domestic banks and abroad are mainly in Soles and US Dollars, they are freely available and accrue interest at market rates.

(d)
The Group maintains restricted funds related to:

	2025	2024
	S/(000)	S/(000)
Inter-bank transfers (*)	1,142,857	596,648
Repurchase agreements with the BCRP (**)	438,436	-
Derivative financial instruments, Note 10(b)(i) and Note 29.1(g.2)	93,021	21,568
Others	1,596	1,550
Total	1,675,910	619,766

(*) Funds held at BCRP to transfers made through the Electronic Clearing House ("CCE", by its Spanish acronym).

(**) As of December 31, 2025, corresponds to deposits in the BCRP that guarantee loans with said entity, see Note 12(b).

(e)
Inter-bank funds

These are loans made between financial institutions with maturity, in general, minor than 30 days. As of December 31, 2025, Inter-bank funds assets accrue interest at an annual rate between 4.25 and 4.30 percent in local currency (annual rate of 5.00 percent in local currency for Inter-bank funds assets, as of December 31, 2024); and do not have specific guarantees.

As of December 31, 2025, Inter-bank funds liabilities accrue interest at an annual rate of 4.25 percent in local currency.

5.
Financial investments
(a)
This caption is made up as follows:

	2025	2024
	S/(000)	S/(000)
Debt instruments measured at fair value through other comprehensive income (b) and (c)	21,299,397	20,377,805
Investments at amortized cost (d)	3,883,579	3,784,912
Investments at fair value through profit or loss (e)	1,965,991	1,776,567
Equity instruments measured at fair value through other comprehensive income (f)	556,149	458,268
Total financial investments	27,705,116	26,397,552
Accrued income
Debt instruments measured at fair value through other comprehensive income (b)	363,254	347,087
Investments at amortized cost (d)	105,436	113,286
Total	28,173,806	26,857,925

(b)
Following is the detail of debt instruments measured at fair value through other comprehensive income:

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated	Maturity	S/		US$
2025	cost	Gains	Losses (c)	fair value		Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
Corporate, leasing and subordinated bonds (*)	9,667,248	213,688	(679,257)	9,201,679	Jan-26 / Feb-97	3.09	41.26	3.23	18.64
Sovereign Bonds of the Republic of Peru (**)	8,855,018	183,759	(128,769)	8,910,008	Aug-26 / Feb-55	2.08	6.58	—	—
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	2,057,974	15	(297)	2,057,692	Jan-26 / Jun-26	3.96	4.04	—	—
Global Bonds of the Republic of Peru	550,343	5,424	(7,727)	548,040	Jan-26 / Nov-50	—	—	3.96	10.58
Bonds guaranteed by the Peruvian Government	473,317	11,098	(1,062)	483,353	Apr-28 / Oct-33	3.35	4.30	5.66	6.64
Treasury Bonds of the United States of America	62,364	81	(2,171)	60,274	Jun-26 / Nov-55	—	—	3.84	4.84
Global Bonds of the United States of Mexico	26,562	165	(1,727)	25,000	May-31 / Feb-34	—	—	4.98	5.62
Global Bonds of the Republic of Chile	11,357	87	(64)	11,380	Jan-29 / Jan-32	—	—	4.13	4.55
Negotiable Certificates of Deposit from financial institutions	1,969	2	—	1,971	Apr-26	5.03	5.03	—	—
Total	21,706,152	414,319	(821,074)	21,299,397
Accrued interest				363,254
Total				21,662,651

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated	Maturity	S/		US$
2024	cost	Gains	Losses (c)	fair value		Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
Corporate, leasing and subordinated bonds (*)	9,867,060	111,866	(805,981)	9,172,945	Jan-25 / Feb-97	2.20	14.00	3.70	10.86
Sovereign Bonds of the Republic of Peru (**)	8,331,426	24,387	(410,536)	7,945,277	Aug-26 / Feb-55	2.81	7.12	—	—
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	2,113,571	370	(17)	2,113,924	Jan-25 / Jun-25	4.51	4.68	—	—
Bonds guaranteed by the Peruvian Government	554,359	6,798	(4,603)	556,554	Apr-28 / Oct-33	3.65	4.74	6.37	7.22
Global Bonds of the Republic of Peru	548,697	—	(27,058)	521,639	Jul-25 / Nov-50	—	—	5.00	6.14
Treasury Bonds of the United States of America	57,607	—	(5,082)	52,525	Nov-31 / Aug-34	—	—	4.46	4.53
Global Bonds of the United States of Mexico	18,100	—	(3,159)	14,941	Feb-34	—	—	6.51	6.51
Total	21,490,820	143,421	(1,256,436)	20,377,805
Accrued interest				347,087
Total				20,724,892

(*) As of December 31, 2025 and 2024, Inteligo Bank holds corporate bonds from several entities for approximately S/367,151,000 and S/410,509,000, respectively, which guarantee loans with BMO Capital Markets Corp. and Bank J. Safra Sarasin, see Note 12(d).

(**) As of December 31, 2025 and 2024, Interbank holds Sovereign Bonds of the Republic of Peru for approximately S/975,609,000 and S/1,027,038,000, respectively, which guarantee loans with foreign banks, see Note 12(d).

The following table shows the credit quality and maximum exposure to credit risk based on the Group's internal credit rating of debt instruments measured at fair value through other comprehensive income as of December 31, 2025 and 2024. The amounts presented do not consider impairment.

	2025				2024
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/ (000)	S/ (000)	S/ (000)	S/ (000)	S/ (000)	S/ (000)	S/ (000)	S/ (000)
Not impaired
High grade	2,888,817	—	—	2,888,817	2,946,070	—	—	2,946,070
Standard grade	17,904,622	424,143	—	18,328,765	16,385,685	823,057	—	17,208,742
Sub-standard grade	—	4,258	77,557	81,815	—	222,993	—	222,993
Impaired
Individual	—	—	—	—	—	—	—	-
Total	20,793,439	428,401	77,557	21,299,397	19,331,755	1,046,050	—	20,377,805

(c)
The Group, according to the business model applied to these debt instruments, has the capacity to hold these investments for a sufficient period that allows the recovery of the fair value, up to the maximum period for the early recovery or the due date.

The following table shows the analysis of changes in fair value and the corresponding expected credit loss:

	2025
Gross carrying amount of debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	19,331,755	1,046,050	—	20,377,805
New originated or purchased assets	5,527,693	—	—	5,527,693
Assets matured or derecognized (excluding write-offs)	(4,013,469)	(164,020)	(46,364)	(4,223,853)
Change in fair value	416,120	(51,589)	(201,569)	162,962
Transfers to Stage 1	78,049	(78,049)	—	—
Transfers to Stage 2	(2,945)	2,945	—	—
Transfers to Stage 3	—	(325,490)	325,490	—
Write-offs	—	—	—	—
Foreign exchange effect	(543,764)	(1,446)	—	(545,210)
End of year balances	20,793,439	428,401	77,557	21,299,397

	2025
Movement of the allowance for expected credit losses for debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	9,383	85,707	—	95,090
New originated or purchased assets	2,140	—	—	2,140
Assets matured or derecognized (excluding write-offs)	(1,977)	(1,229)	—	(3,206)
Transfers to Stage 1	3,371	(3,371)	—	—
Transfers to Stage 2	(7)	7	—	—
Transfers to Stage 3	—	(65,103)	65,103	—
Effect on the expected credit loss due to the change of the stage during the year	(2,935)	58	267,100	264,223
Others (*)	(1,209)	1,813	—	604
Write-offs	(26)	(1,486)	(70,028)	(71,540)
Foreign exchange effect	(80)	(88)	(1)	(169)
Expected credit loss at the end of the period	8,660	16,308	262,174	287,142

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

In the determination of the expected loss for the portfolio of financial investments, for the years 2025 and 2024; it has not been necessary to perform a subsequent adjustment to the model through expert judgment, as the most significant investments are permanently evaluated by local and international risk rating agencies, in an individual manner. Said agencies periodically modify the ratings of the issuers in accordance with the risk variation of each of the financial instruments, based on specific situation of issuers.

As a result of the assessment of the impairment of its debt instruments at fair value through other comprehensive income, the Group recorded a loss of S/263,761,000, S/47,521,000 and S/7,500,000 during the year 2025, 2024 and 2023, which are presented in the caption “Loss to impairment of financial investments” in the consolidated statement of income. The movement of unrealized results of investments at fair value through other comprehensive income, net of Income Tax and non-controlling interest, is presented in Notes 16(d) and (e).

(d)
As of December 31, 2025, investments at amortized cost corresponds mainly to Sovereign Bonds of the Republic of Peru issued in Soles for an amount of S/3,848,175,000, including accrued interest for an amount of S/97,662,000 (as of December 31, 2024, corresponded to Sovereign Bonds of the Republic of Peru issued in Soles for an amount of S/3,799,540,000, including accrued interest for an amount of S/101,143,000). Said investments present low credit risk and the impairment loss is not significant.

As of December 31, 2025 and 2024, these investments have maturity dates that range from August 2026 to August 2039, have accrued interest at effective annual rates between 4.36 percent and 7.76 percent, and a fair value amounting to approximately S/4,026,559,000 and S/3,775,935,000, respectively.

Additionally, as of December 31, 2025, term deposits mainly issued in local currency are held, for an amount of S/140,840,000, including accrued interest amounting to S/7,774,000 (as of December 31, 2024, term deposits mainly issued in local currency were held, for an amount of S/98,658,000, included accrued interest amounting to S/12,143,000).Said investments present low credit risk and the impairment loss is not material. As of December 31, 2025, the maturity of these investments fluctuates between January 2026 and February 2029, have accrued interest at effective annual rates between 3.00 percent and 5.00 percent, and their fair value amounts to approximately S/140,840,000 (as of December 31, 2024, the maturity of these investments fluctuated between January 2025 and February 2029, have accrued interest at effective annual rates between 3.10 percent and 8.80 percent, and a fair value amounted to approximately S/98,658,000).

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

As of December 31, 2025 and 2024, Interbank holds loans with the BCRP that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/1,436,030,000 and S/1,861,524,000, respectively, see Note 12(b).

As of December 31, 2025 and 2024, Interbank holds loans with foreign banks that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/424,005,000 and S/435,242,000, respectively; see Note 12(d).

(e)
The composition of financial instruments at fair value through profit or loss is as follows:

	2025	2024
	S/(000)	S/(000)
Equity instruments
Local and foreign mutual funds and investment funds participations	1,726,722	1,396,582
Listed shares	72,091	202,054
Non-listed shares	162,386	154,856
Debt instruments
Corporate, leasing and subordinated bonds	4,090	2,172
Sovereign Bonds of the Republic of Peru	702	8,538
Sovereign Bonds issued by foreign governments	—	2,431
Negotiable Certificates of Deposits issued by the BCRP	—	9,934
Total	1,965,991	1,776,567

As of December 31, 2025 and 2024, investments at fair value through profit or loss include investments held for trading for approximately S/163,645,000 and S/152,755,000, respectively; and those assets that are necessarily measured at fair value through profit or loss for approximately S/1,802,346,000 and S/1,623,812,000, respectively.

During the years 2025, 2024 and 2023, the Group recognized gains for S/303,906,000, gains for S/95,783,000 and losses for S/53,134,000, respectively, from valuation of instruments at fair value through profit or loss , which were recorded in the caption “Net gain from financial assets at fair value through profit or loss” of the consolidated statement of income.

During the years 2025, 2024 and 2023, the Group has received dividends from these investments for approximately S/20,518,000, S/12,084,000 and S/8,838,000, respectively, which were recorded as “Dividends on financial instruments” in the caption “Interest and similar income” of the consolidated statement of income, see Note 19.

(f)
The composition of equity instruments measured at fair value through other comprehensive income is as follow:

	2025	2024
	S/(000)	S/(000)
Listed shares (g)	522,380	420,474
Non-listed shares	33,769	37,794
Total	556,149	458,268

As of December 31, 2025 and 2024, it corresponds to investments in shares in the biological sciences, distribution of machinery, energy, telecommunications, financial and massive consumption sectors that are listed on the domestic and foreign markets.

During the years 2025, 2024 and 2023, the Group received dividends from these investments for approximately S/56,258,000, S/37,312,000 and S/33,941,000, respectively, which were recorded as “Dividends on financial instruments” in the caption “Interest and similar income” in the consolidated statement of income, see Note 19.

(g)
During the year 2025, the Group sold shares of several entities, which were irrevocably designated at fair value through other comprehensive income. The total amount of the sales amounted to S/28,471,000 generating total losses for approximately S/1,769,000 (in 2024, the sales amounted to S/40,591,000, generating total losses for approximately S/53,737,000; in 2023, the sales amounted to S/80,372,000, generating total gains for approximately S/33,433,000). In accordance with IFRS 9 and considering the classification of this investment said gains or losses were reclassified to caption “Retained Earnings” of the consolidated statement of changes in equity.

(h)
The following is the balance of investments at fair value through other comprehensive income (debt and equity instruments) and investments at amortized cost as of December 31, 2025 and 2024 classified by contractual maturity (without including accrued interest or future interest):

	2025		2024
	Investments at fair value through other comprehensive income	Investments at amortized cost	Investments at fair value through other comprehensive income	Investments at amortized cost
	S/(000)	S/(000)	S/(000)	S/(000)
Up to 3 months	1,954,844	60,408	1,973,030	52,301
From 3 months to 1 year	1,917,043	456,199	528,185	11,413
From 1 to 3 years	620,124	147,236	2,431,310	422,956
From 3 to 5 years	1,234,166	181,190	2,205,297	327,432
From 5 years onwards	15,573,220	3,038,546	13,239,983	2,970,810
Equity instruments (without maturity)	556,149	—	458,268	—
Total	21,855,546	3,883,579	20,836,073	3,784,912

(i)
Below are the debt instruments measured at fair value through other comprehensive income and at amortized cost according to the stages indicated by IFRS 9 as of December 31, 2025 and 2024:

	2025
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	12,660,521	—	—	12,660,521
Corporate, leasing and subordinated bonds	8,695,720	428,402	77,557	9,201,679
Negotiable Certificates of Deposit issued by the BCRP	2,057,692	—	—	2,057,692
Global Bonds of the Republic of Peru	548,040	—	—	548,040
Bonds guaranteed by the Peruvian government	483,353	—	—	483,353
Term deposits	133,066	—	—	133,066
Treasury Bonds of the United States of America	60,274	—	—	60,274
Global Bonds of the United States of Mexico	25,000	—	—	25,000
Global Bonds of the Republic of Chile	11,380	—	—	11,380
Negotiable Certificates of Deposit from financial institutions	1,971	—	—	1,971
Total	24,677,017	428,402	77,557	25,182,976

	2024
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	11,643,674	—	—	11,643,674
Corporate, leasing and subordinated bonds	8,126,895	1,046,050	—	9,172,945
Negotiable Certificates of Deposit issued by the BCRP	2,113,924	—	—	2,113,924
Bonds guaranteed by the Peruvian government	556,554	—	—	556,554
Global Bonds of the Republic of Peru	521,639	—	—	521,639
Term deposits	86,515	—	—	86,515
Treasury Bonds of the United States of America	52,525	—	—	52,525
Global Bonds of the United States of Mexico	14,941	—	—	14,941
Total	23,116,667	1,046,050	—	24,162,717

6.
Loan, net
(a)
This caption is made up as follows:

	2025	2024
	S/(000)	S/(000)
Direct loans
Loans (*)	39,573,400	38,456,682
Credit cards and other loans (**)	5,564,477	5,386,427
Discounted notes	1,704,520	1,706,886
Leasing	1,983,607	1,584,357
Factoring	1,273,562	1,410,968
Advances and overdrafts	32,078	101,848
Refinanced loans	467,669	449,438
Past due and under legal collection loans	1,230,619	1,318,758
	51,829,932	50,415,364
Plus (minus)
Accrued interest from performing loans (f)	544,571	569,384
Unearned interest and interest collected in advance	(13,311)	(25,133)
Impairment allowance for loans (d)	(1,591,042)	(1,730,167)
Total direct loans, net	50,770,150	49,229,448
Indirect loans, Note 18(a)	5,567,722	5,068,694

(*) As of December 31, 2024, Interbank maintained repo operations of loans represented in securities according to the BCRP’s definition. In consequence, loans provided as guarantee amounted to S/123,772,000, and is presented in the caption “Loan, net”, and the related liability is presented in the caption “Due to banks and correspondents” of the consolidated statement of financial position; see Note 12(b).

(**) As of December 31, 2025 and 2024, it includes non-revolving consumer loans for approximately S/2,648,176,000 and S/2,666,284,000, respectively.

(b)
The classification of the direct loan portfolio is as follows:

	2025	2024
	S/(000)	S/(000)
Commercial loans (c.1)	22,897,732	22,770,495
Consumer loans (c.1)	15,248,665	15,036,411
Mortgage loans (c.1)	11,400,784	10,571,300
Small and micro-business loans (c.1)	2,282,751	2,037,158
Total	51,829,932	50,415,364

As explained in further detail in Note 29.1, for purposes of estimating the impairment loss in accordance with IFRS 9, the Group's loans are segmented into homogeneous groups that share similar risk characteristic. In this sense, the Group has determined three types of loan portfolios: Retail Banking (consumer and mortgage loans), Commercial Banking (commercial loans) and Business Banking (loans to small and micro-business).

(c)
The following table shows the credit quality and maximum exposure to credit risk based on the Group's internal credit rating as of December 31, 2025 and 2024. The amounts presented do not consider impairment.

	2025				2024
Direct loans, (c.1) and Note 29(d.1.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	34,551,825	165,769	—	34,717,594	32,184,807	340,472	—	32,525,279
Standard grade	7,309,766	1,331,109	—	8,640,875	8,332,692	1,513,955	—	9,846,647
Sub-standard grade	3,499,980	1,677,609	—	5,177,589	2,705,012	1,582,401	—	4,287,413
Past due but not impaired	1,234,628	903,889	—	2,138,517	1,335,553	1,172,779	—	2,508,332
Impaired
Individually	—	—	22,928	22,928	—	—	23,214	23,214
Collectively	—	—	1,132,429	1,132,429	—	—	1,224,479	1,224,479
Total direct loans	46,596,199	4,078,376	1,155,357	51,829,932	44,558,064	4,609,607	1,247,693	50,415,364

	2025				2024
Contingent Credits: Guarantees and stand-by letters, import and export letters of credit (substantially, all indirect loans correspond to commercial loans)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	3,488,080	126,184	—	3,614,264	3,434,095	31,240	—	3,465,335
Standard grade	841,497	243,410	—	1,084,907	1,055,740	118,821	—	1,174,561
Sub-standard grade	683,009	168,619	—	851,628	272,352	132,498	—	404,850
Past due but not impaired	—	—	—	—	—	—	—	—
Impaired
Individually	—	—	6,182	6,182	—	—	6,181	6,181
Collectively	—	—	10,741	10,741	—	—	17,767	17,767
Total indirect loans	5,012,586	538,213	16,923	5,567,722	4,762,187	282,559	23,948	5,068,694

(c.1) The following tables show the credit quality and maximum exposure to credit risk for each classification of the direct loans:

	2025				2024
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	12,679,767	124,088	—	12,803,855	11,636,968	290,927	—	11,927,895
Standard grade	4,979,506	1,005,364	—	5,984,870	6,274,653	1,024,426	—	7,299,079
Sub-standard grade	2,544,331	479,201	—	3,023,532	1,749,950	356,019	—	2,105,969
Past due but not impaired	582,186	222,031	—	804,217	770,026	345,062	—	1,115,088
Impaired
Individually	—	—	22,928	22,928	—	—	23,214	23,214
Collectively	—	—	258,330	258,330	—	—	299,250	299,250
Total direct loans	20,785,790	1,830,684	281,258	22,897,732	20,431,597	2,016,434	322,464	22,770,495

	2025				2024
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	11,610,675	16,887	—	11,627,562	10,914,268	28,813	—	10,943,081
Standard grade	963,916	183,453	—	1,147,369	1,210,504	320,220	—	1,530,724
Sub-standard grade	676,148	798,920	—	1,475,068	593,507	765,324	—	1,358,831
Past due but not impaired	140,200	386,405	—	526,605	180,748	508,336	—	689,084
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	472,061	472,061	—	—	514,691	514,691
Total direct loans	13,390,939	1,385,665	472,061	15,248,665	12,899,027	1,622,693	514,691	15,036,411

	2025				2024
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	9,092,721	24,178	—	9,116,899	8,407,045	20,165	—	8,427,210
Standard grade	611,790	7,361	—	619,151	528,923	3,714	—	532,637
Sub-standard grade	251,017	364,017	—	615,034	318,802	400,671	—	719,473
Past due but not impaired	455,704	246,961	—	702,665	322,348	244,537	—	566,885
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	347,035	347,035	—	—	325,095	325,095
Total direct loans	10,411,232	642,517	347,035	11,400,784	9,577,118	669,087	325,095	10,571,300

	2025				2024
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	1,168,662	616	—	1,169,278	1,226,526	567	—	1,227,093
Standard grade	754,554	134,931	—	889,485	318,612	165,595	—	484,207
Sub-standard grade	28,484	35,471	—	63,955	42,753	60,387	—	103,140
Past due but not impaired	56,538	48,492	—	105,030	62,431	74,844	—	137,275
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	55,003	55,003	—	—	85,443	85,443
Total direct loans	2,008,238	219,510	55,003	2,282,751	1,650,322	301,393	85,443	2,037,158

(d)
The balances of the direct and indirect loan portfolio and the movement of the respective allowance for expected credit loss, calculated according to IFRS 9, is as follows:

(d.1) Direct loans

	2025				2024
Gross carrying amount of direct loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	44,558,064	4,609,607	1,247,693	50,415,364	41,248,010	5,490,460	1,510,688	48,249,158
New originated or purchased assets	26,171,677	—	—	26,171,677	24,385,615	—	—	24,385,615
Assets matured or derecognized (excluding write-offs)	(17,288,146)	(1,691,470)	(105,892)	(19,085,508)	(14,540,979)	(1,529,947)	(74,309)	(16,145,235)
Transfers to Stage 1	942,375	(941,739)	(636)	—	1,191,935	(1,190,305)	(1,630)	—
Transfers to Stage 2	(3,121,023)	3,157,251	(36,228)	—	(3,580,445)	3,607,482	(27,037)	—
Transfers to Stage 3	(510,401)	(574,385)	1,084,786	—	(1,051,604)	(1,294,253)	2,345,857	—
Write-offs	—	—	(1,355,464)	(1,355,464)	—	—	(2,405,564)	(2,405,564)
Others (*)	(3,876,089)	(467,120)	327,031	(4,016,178)	(3,181,151)	(481,308)	(103,405)	(3,765,864)
Foreign exchange effect	(280,258)	(13,768)	(5,933)	(299,959)	86,683	7,478	3,093	97,254
End of year balances	46,596,199	4,078,376	1,155,357	51,829,932	44,558,064	4,609,607	1,247,693	50,415,364

	2025				2024
Changes in the allowance for expected credit losses for direct loans, see (d.1.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of year balances	439,324	566,636	724,207	1,730,167	545,242	833,912	970,271	2,349,425
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	310,309	—	—	310,309	345,800	—	—	345,800
Assets matured or derecognized (excluding write-offs)	(116,779)	(99,816)	(34,928)	(251,523)	(117,510)	(63,854)	(24,285)	(205,649)
Transfers to Stage 1	97,781	(97,304)	(477)	—	115,241	(114,022)	(1,219)	—
Transfers to Stage 2	(129,357)	136,890	(7,533)	—	(142,315)	149,763	(7,448)	—
Transfers to Stage 3	(43,195)	(133,413)	176,608	—	(88,212)	(380,565)	468,777	—
Impact on the expected credit loss for credits that change stage in the year (***)	(84,502)	114,762	776,733	806,993	(98,820)	193,935	1,476,103	1,571,218
Others (**)	(28,053)	(18,045)	318,899	272,801	(120,334)	(52,823)	185,680	12,523
Total	6,204	(96,926)	1,229,302	1,138,580	(106,150)	(267,566)	2,097,608	1,723,892
Write-offs	—	—	(1,424,484)	(1,424,484)	—	—	(2,524,919)	(2,524,919)
Recovery of written–off loans	—	—	158,309	158,309	—	—	179,683	179,683
Foreign exchange effect	(594)	(1,042)	(9,894)	(11,530)	232	290	1,564	2,086
Expected credit loss at the end of year balances	444,934	468,668	677,440	1,591,042	439,324	566,636	724,207	1,730,167

(*) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (partial amortizations that did not represent a reduction or derecognized of the loan), and (ii) the execution of contingent loans (conversion of indirect debt into direct debt).

(**) Corresponds to the expected credit losses for the period that mainly arise to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(***) The Group applied its expert judgement with the purpose of reflecting the effects of the potential impairment that could be caused by the withdrawals of Indemnity Severance Deposits (CTS) and funds managed by the Administrators of Private Pension Funds (AFP), which generate an “artificial” improvement of the credit score during 2025 and 2024, that were not considered in the forward-looking model and led to incur in a higher provision for expected loss, see Note 29.1(d.6).

(d.1.1) The following tables show the movement of the allowance for expected credit losses for each classification of the direct loan portfolio:

	2025				2024
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	16,640	36,158	123,013	175,811	51,611	64,470	162,385	278,466
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	15,998	—	—	15,998	35,739	—	—	35,739
Assets derecognized or matured (excluding write-offs)	(12,436)	(15,076)	(5,456)	(32,968)	(27,765)	(18,765)	(4,083)	(50,613)
Transfers to Stage 1	3,401	(3,401)	—	—	5,405	(5,405)	—	—
Transfers to Stage 2	(9,071)	9,235	(164)	—	(20,669)	21,431	(762)	—
Transfers to Stage 3	(668)	(1,585)	2,253	—	(2,208)	(14,571)	16,779	—
Impact on the expected credit loss for credits that change stage in the year (**)	(3,310)	(970)	(20,104)	(24,384)	(4,722)	(1,638)	12,108	5,748
Others (*)	(4,151)	(4,805)	88,724	79,768	(20,973)	(9,539)	9,402	(21,110)
Total	(10,237)	(16,602)	65,253	38,414	(35,193)	(28,487)	33,444	(30,236)
Write-offs	—	—	(48,668)	(48,668)	—	—	(78,217)	(78,217)
Recovery of written–off loans	—	—	5,970	5,970	—	—	4,254	4,254
Foreign exchange effect	(537)	(508)	(7,693)	(8,738)	222	175	1,147	1,544
Expected credit loss at end of year	5,866	19,048	137,875	162,789	16,640	36,158	123,013	175,811

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

(**) The Group applied its expert judgement with the purpose of reflecting the effects of the potential impairment that could be caused by the withdrawals of Indemnity Severance Deposits (CTS) and funds managed by the Administrators of Private Pension Funds (AFP), which generate an “artificial” improvement of the credit score during 2025 and 2024, that were not considered in the forward-looking model and led to incur in a higher provision for expected loss, see Note 29.1(d.6).

	2025				2024
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	403,740	474,416	494,700	1,372,856	466,606	713,361	682,417	1,862,384
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	259,855	—	—	259,855	219,439	—	—	219,439
Assets derecognized or matured (excluding write-offs)	(86,482)	(68,352)	(11,918)	(166,752)	(75,335)	(38,022)	(8,120)	(121,477)
Transfers to Stage 1	76,844	(76,388)	(456)	—	96,900	(95,895)	(1,005)	—
Transfers to Stage 2	(111,242)	113,341	(2,099)	—	(101,634)	104,024	(2,390)	—
Transfers to Stage 3	(39,809)	(121,804)	161,613	—	(73,066)	(338,289)	411,355	—
Impact on the expected credit loss for credits that change stage in the year (**)	(64,694)	104,535	756,567	796,408	(81,900)	174,052	1,369,154	1,461,306
Others (*)	(36,907)	(10,020)	208,300	161,373	(47,271)	(44,916)	188,121	95,934
Total	(2,435)	(58,688)	1,112,007	1,050,884	(62,867)	(239,046)	1,957,115	1,655,202
Write-offs	—	—	(1,293,275)	(1,293,275)	—	—	(2,310,032)	(2,310,032)
Recovery of written–off loans	—	—	140,034	140,034	—	—	165,081	165,081
Foreign exchange effect	(3)	(378)	(534)	(915)	1	101	119	221
Expected credit loss at end of year	401,302	415,350	452,932	1,269,584	403,740	474,416	494,700	1,372,856

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

(**) The Group applied its expert judgement with the purpose of reflecting the effects of the potential impairment that could be caused by the withdrawals of Indemnity Severance Deposits (CTS) and funds managed by the Administrators of Private Pension Funds (AFP), which generate an “artificial” improvement of the credit score during 2025 and 2024, that were not considered in the forward-looking model and led to incur in a higher provision for expected loss, see Note 29.1(d.6).

	2025				2024
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	5,523	43,956	44,321	93,800	6,794	25,753	54,651	87,198
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	3,971	—	—	3,971	4,114	—	—	4,114
Assets derecognized or matured (excluding write-offs)	(392)	(2,683)	(9,517)	(12,592)	(429)	(1,689)	(9,267)	(11,385)
Transfers to Stage 1	14,968	(14,968)	—	—	9,983	(9,983)	—	—
Transfers to Stage 2	(1,733)	6,976	(5,243)	—	(2,348)	6,551	(4,203)	—
Transfers to Stage 3	(1,638)	(2,492)	4,130	—	(2,025)	(3,142)	5,167	—
Impact on the expected credit loss for credits that change stage in the year (**)	(14,506)	4,126	9,761	(619)	(9,606)	16,451	15,411	22,256
Others (*)	1,299	(12,441)	7,807	(3,335)	(969)	10,001	(15,977)	(6,945)
Total	1,969	(21,482)	6,938	(12,575)	(1,280)	18,189	(8,869)	8,040
Write-offs	—	—	(3,696)	(3,696)	—	—	(1,755)	(1,755)
Recovery of written–off loans	—	—	—	—	—	—	—	—
Foreign exchange effect	(45)	(91)	(1,557)	(1,693)	9	14	294	317
Expected credit loss at end of year	7,447	22,383	46,006	75,836	5,523	43,956	44,321	93,800

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

(**) The Group applied its expert judgement with the purpose of reflecting the effects of the potential impairment that could be caused by the withdrawals of Indemnity Severance Deposits (CTS) and funds managed by the Administrators of Private Pension Funds (AFP), which generate an “artificial” improvement of the credit score during 2025 and 2024, that were not considered in the forward-looking model and led to incur in a higher provision for expected loss, see Note 29.1(d.6).

	2025				2024
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	13,421	12,106	62,173	87,700	20,231	30,328	70,818	121,377
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	30,485	—	—	30,485	86,508	—	—	86,508
Assets derecognized or matured (excluding write-offs)	(17,469)	(13,705)	(8,037)	(39,211)	(13,981)	(5,378)	(2,815)	(22,174)
Transfers to Stage 1	2,568	(2,547)	(21)	—	2,953	(2,739)	(214)	—
Transfers to Stage 2	(7,311)	7,338	(27)	—	(17,664)	17,757	(93)	—
Transfers to Stage 3	(1,080)	(7,532)	8,612	—	(10,913)	(24,563)	35,476	—
Impact on the expected credit loss for credits that change stage in the year (**)	(1,992)	7,071	30,509	35,588	(2,592)	5,070	79,430	81,908
Others (*)	11,706	9,221	14,068	34,995	(51,121)	(8,369)	4,134	(55,356)
Total	16,907	(154)	45,104	61,857	(6,810)	(18,222)	115,918	90,886
Write-offs	—	—	(78,845)	(78,845)	—	—	(134,915)	(134,915)
Recovery of written–off loans	—	—	12,305	12,305	—	—	10,348	10,348
Foreign exchange effect	(9)	(65)	(110)	(184)	—	—	4	4
Expected credit loss at end of year	30,319	11,887	40,627	82,833	13,421	12,106	62,173	87,700

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

(**) The Group applied its expert judgement with the purpose of reflecting the effects of the potential impairment that could be caused by the withdrawals of Indemnity Severance Deposits (CTS) and funds managed by the Administrators of Private Pension Funds (AFP), which generate an “artificial” improvement of the credit score during 2025 and 2024, that were not considered in the forward-looking model and led to incur in a higher provision for expected loss, see Note 29.1(d.6).

(d.2) Indirect loans (substantially, all indirect loans correspond to commercial loans)

	2025				2024
Gross carrying amount of contingent credits, guarantees and stand-by letters, import and export letters of credit	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	4,762,187	282,559	23,948	5,068,694	4,024,255	703,425	15,800	4,743,480
New originated or purchased assets	2,508,979	—	—	2,508,979	2,669,212	—	—	2,669,212
Assets derecognized or matured	(1,751,701)	(82,291)	(11,347)	(1,845,339)	(2,044,010)	(332,730)	(882)	(2,377,622)
Transfers to Stage 1	22,223	(22,223)	—	—	172,930	(172,930)	—	—
Transfers to Stage 2	(405,008)	405,391	(383)	—	(100,437)	102,899	(2,462)	—
Transfers to Stage 3	(4,050)	(1,000)	5,050	—	(277)	(10,778)	11,055	—
Others (*)	(76,293)	(42,381)	(342)	(119,016)	23,959	(8,766)	436	15,629
Foreign exchange effect	(43,751)	(1,842)	(3)	(45,596)	16,555	1,439	1	17,995
End of year balances	5,012,586	538,213	16,923	5,567,722	4,762,187	282,559	23,948	5,068,694

	2025				2024
Changes in the allowance for expected credit losses for contingent credits, guarantees and stand-by letters, import and export letters of credit	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year balances	2,663	2,250	9,335	14,248	6,624	3,939	7,369	17,932
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	1,663	—	—	1,663	2,110	—	—	2,110
Assets derecognized or matured	(1,218)	(760)	(1,262)	(3,240)	(3,275)	(1,484)	(330)	(5,089)
Transfers to Stage 1	144	(144)	—	—	1,265	(1,265)	—	—
Transfers to Stage 2	(626)	668	(42)	—	(697)	961	(264)	—
Transfers to Stage 3	(154)	(7)	161	—	(229)	(91)	320	—
Impact on the expected credit loss for credits that change stage in the year	(84)	355	369	640	(1,001)	(109)	1,202	92
Others (**)	(376)	(90)	(470)	(936)	(2,155)	294	1,035	(826)
Total	(651)	22	(1,244)	(1,873)	(3,982)	(1,694)	1,963	(3,713)
Foreign exchange effect	(14)	(4)	(2)	(20)	21	5	3	29
Expected credit loss at the end of year balances, Note 10(a)	1,998	2,268	8,089	12,355	2,663	2,250	9,335	14,248

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

(e)
In Group Management’s opinion, the allowance for loan losses recorded as of December 31, 2025 and 2024, has been established in accordance with IFRS 9; and represents the best estimate of expected credit losses on the loan portfolio.
(f)
During 2025 and 2024, the interest that the loan portfolio generates is freely agreed considering the interest rates prevailing on the market. Notwithstanding the above, Act No. 31143, “Act Protecting Consumers of Financial Services from Usury” established that the BCRP is the entity that determined maximum and minimum interest rates for consumer, small and micro-business loans in financial institutions. As of December 31, 2025, the maximum interest rate for the period between November 2025 and April 2026 is 113.16 percent in national currency and 95.40 percent in foreign currency (the maximum interest rate for the period between November 2024 and April 2025 was 112.98 percent in national currency and 93.86 percent in foreign currency, as of December 31, 2024).
(g)
Interest income from loans classified in Stage 3 is calculated through the effective interest rate adjusted for credit quality at amortized cost.
(h)
The refinanced loans during the 2025 period amounted to approximately S/80,944,000 (S/104,173,000, during the year 2024) which had no significant impact on the consolidated statement of income.

(i)
The table below presents the maturity of the direct loan portfolio without including accrued interest, interest to be accrued, interest collected in advance and impairment allowance for loans as of December 31, 2025 and 2024:

	2025	2024
	S/(000)	S/(000)
Outstanding
Within 1 month	5,661,943	4,693,941
Between 1 and 3 months	5,698,338	5,315,685
Between 3 months and 1 year	11,814,257	12,967,405
Between 1 and 5 years	20,476,099	20,000,898
More than 5 years	6,948,676	6,118,677
	50,599,313	49,096,606

Past due and under legal collection loans, see (i.1) -
Up to 4 months	265,127	177,367
Over 4 months	476,146	640,853
Under legal collection	489,346	500,538
	51,829,932	50,415,364

(i.1) The tables below present past due and under legal collection loans for each classification of the direct loan portfolio:

	2025	2024
	S/(000)	S/(000)
Commercial loans
Up to 4 months	47,616	33,440
Over 4 months	91,351	84,331
Under legal collection	178,974	217,741
	317,941	335,512

Consumer loans
Up to 4 months	122,786	81,020
Over 4 months	271,162	371,731
Under legal collection	91,066	78,432
	485,014	531,183

Mortgage loans
Up to 4 months	54,040	52,779
Over 4 months	92,371	95,106
Under legal collection	198,527	174,179
	344,938	322,064

Small and micro-business loans
Up to 4 months	40,685	10,128
Over 4 months	21,262	89,685
Under legal collection	20,779	30,186
	82,726	129,999

See credit risk analysis in Note 29.1

(j)
Part of the loan portfolio is collateralized with guarantees received from clients, which mainly consist of mortgages, trust assignments, financial instruments as well as industrial commercial pledges.

(k)
The following tables present the maturities of direct and indirect loans of Stages 2 and 3 as of December 31, 2025 and 2024, according to the following definitions:

- Stage 2: Loans with maturity longer or shorter than 30 days, regardless of the criteria that caused their classification into Stage 2.

- Stage 3: Loans with maturity longer or shorter than 90 days, regardless of the criteria that caused their classification into Stage 3.

	2025						2024
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days, see Note 29(d.4)	4,146,405	381,618	—	—	4,146,405	381,618	4,260,747	450,143	—	—	4,260,747	450,143
90 days	—	—	3,496	3,355	3,496	3,355	—	—	3,060	2,801	3,060	2,801
Maturity longer than:
30 days	470,184	89,318	—	—	470,184	89,318	631,419	118,743	—	—	631,419	118,743
90 days	—	—	1,168,784	682,174	1,168,784	682,174	—	—	1,268,581	730,741	1,268,581	730,741
Total	4,616,589	470,936	1,172,280	685,529	5,788,869	1,156,465	4,892,166	568,886	1,271,641	733,542	6,163,807	1,302,428

(k.1) The following tables present the maturities of direct and indirect loans of Stages 2 and 3 as of December 31, 2025 and 2024, for each classification:

	2025						2024
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Commercial loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	2,322,142	20,831	—	—	2,322,142	20,831	2,169,530	36,418	—	—	2,169,530	36,418
90 days	—	—	—	—	—	—	—	—	6	5	6	5
Maturity longer than:
30 days	46,755	485	—	—	46,755	485	129,463	1,990	—	—	129,463	1,990
90 days	—	—	298,181	145,964	298,181	145,964	—	—	346,406	132,343	346,406	132,343
Total	2,368,897	21,316	298,181	145,964	2,667,078	167,280	2,298,993	38,408	346,412	132,348	2,645,405	170,756

	2025						2024
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Consumer loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	1,123,709	334,616	—	—	1,123,709	334,616	1,299,718	369,516	—	—	1,299,718	369,516
90 days	—	—	1,529	1,394	1,529	1,394	—	—	2,581	2,373	2,581	2,373
Maturity longer than:
30 days	261,956	80,734	—	—	261,956	80,734	322,975	104,900	—	—	322,975	104,900
90 days	—	—	470,532	451,538	470,532	451,538	—	—	512,110	492,327	512,110	492,327
Total	1,385,665	415,350	472,061	452,932	1,857,726	868,282	1,622,693	474,416	514,691	494,700	2,137,384	969,116

	2025						2024
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Mortgage loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	511,549	17,480	—	—	511,549	17,480	539,780	35,542	—	—	539,780	35,542
90 days	—	—	—	—	—	—	—	—	—	—	—	—
Maturity longer than:
30 days	130,968	4,903	—	—	130,968	4,903	129,307	8,414	—	—	129,307	8,414
90 days	—	—	347,035	46,006	347,035	46,006	—	—	325,095	44,321	325,095	44,321
Total	642,517	22,383	347,035	46,006	989,552	68,389	669,087	43,956	325,095	44,321	994,182	88,277

	2025						2024
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Small and micro-business loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	189,005	8,691	—	—	189,005	8,691	251,719	8,667	—	—	251,719	8,667
90 days	—	—	1,967	1,961	1,967	1,961	—	—	473	423	473	423
Maturity longer than:
30 days	30,505	3,196	—	—	30,505	3,196	49,674	3,439	—	—	49,674	3,439
90 days	—	—	53,036	38,666	53,036	38,666	—	—	84,970	61,750	84,970	61,750
Total	219,510	11,887	55,003	40,627	274,513	52,514	301,393	12,106	85,443	62,173	386,836	74,279
(l)
The following tables present the exposure and the expected credit losses by the economic sector for direct loans as of December 31, 2025 and 2024:

	2025
	Carrying amount				Expected credit loss				Percentage expected credit loss
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		%	%	%
Direct loans
Consumer loans	13,390,939	1,385,665	472,061	15,248,665	401,302	415,350	452,932	1,269,584	3.0%	30.0%	95.9%	8.3%
Mortgage loans	10,411,232	642,517	347,035	11,400,784	7,447	22,383	46,006	75,836	0.1%	3.5%	13.3%	0.7%
Commerce	388,192	13,889	3,524	405,605	299	209	1,718	2,226	0.1%	1.5%	48.8%	0.5%
Manufacturing	3,293,617	266,258	17,208	3,577,083	3,584	1,846	8,185	13,615	0.1%	0.7%	47.6%	0.4%
Professional, scientific and technical activities	817,365	113,332	7,868	938,565	1,139	500	3,470	5,109	0.1%	0.4%	44.1%	0.5%
Communications, storage and transportation	2,201,491	40,763	16,171	2,258,425	1,937	756	8,702	11,395	0.1%	1.9%	53.8%	0.5%
Agriculture	2,267,553	194,684	10,458	2,472,695	785	1,200	1,817	3,802	0.0%	0.6%	17.4%	0.2%
Electricity, gas, water and oil	139,275	24,452	32,565	196,292	315	193	29,715	30,223	0.2%	0.8%	91.2%	15.4%
Leaseholds and real estate activities	500,125	40,003	1,607	541,735	1,430	911	1,473	3,814	0.3%	2.3%	91.7%	0.7%
Construction and infrastructure	513,303	124,820	15,996	654,119	2,153	1,160	8,876	12,189	0.4%	0.9%	55.5%	1.9%
Others	12,673,107	1,231,993	230,864	14,135,964	24,543	24,160	114,546	163,249	0.2%	2.0%	49.6%	1.2%
Total direct loans	46,596,199	4,078,376	1,155,357	51,829,932	444,934	468,668	677,440	1,591,042	1.0%	11.5%	58.6%	3.1%

	2024
	Carrying amount				Expected credit loss				Percentage expected credit loss
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		%	%	%
Direct loans
Consumer loans	12,899,027	1,622,693	514,691	15,036,411	403,740	474,416	494,700	1,372,856	3.1%	29.2%	96.1%	9.1%
Mortgage loans	9,577,118	669,087	325,095	10,571,300	5,523	43,956	44,321	93,800	0.1%	6.6%	13.6%	0.9%
Commerce	392,929	12,365	5,073	410,367	242	389	1,807	2,438	0.1%	3.1%	35.6%	0.6%
Manufacturing	3,888,532	228,696	21,788	4,139,016	3,383	2,963	8,490	14,836	0.1%	1.3%	39.0%	0.4%
Professional, scientific and technical activities	583,931	122,359	8,580	714,870	636	715	3,247	4,598	0.1%	0.6%	37.8%	0.6%
Communications, storage and transportation	1,819,460	105,875	20,939	1,946,274	1,253	2,278	6,328	9,859	0.1%	2.2%	30.2%	0.5%
Agriculture	2,239,264	141,792	12,255	2,393,311	1,260	2,480	2,524	6,264	0.1%	1.7%	20.6%	0.3%
Electricity, gas, water and oil	101,903	20,289	35,649	157,841	364	396	28,281	29,041	0.4%	2.0%	79.3%	18.4%
Leaseholds and real estate activities	398,882	46,199	3,758	448,839	1,137	1,523	2,957	5,617	0.3%	3.3%	78.7%	1.3%
Construction and infrastructure	632,424	118,719	21,022	772,165	1,763	1,675	10,446	13,884	0.3%	1.4%	49.7%	1.8%
Others	12,024,594	1,521,533	278,843	13,824,970	20,023	35,845	121,106	176,974	0.2%	2.4%	43.4%	1.3%
Total direct loans	44,558,064	4,609,607	1,247,693	50,415,364	439,324	566,636	724,207	1,730,167	1.0%	12.3%	58.0%	3.4%

(m)
The following tables present the exposure and the expected credit losses by the economic sector for indirect loans as of December 31, 2025 and 2024:

	2025
	Carrying amount				Expected credit loss				Percentage expected credit loss
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		%	%	%
Indirect loans
Commerce	558,588	22,631	—	581,219	557	117	—	674	0.1%	0.5%	0.0%	0.1%
Manufacturing	808,284	35,415	—	843,699	263	69	—	332	0.0%	0.2%	0.0%	0.0%
Professional, scientific and technical activities	25,746	3,889	—	29,635	12	32	—	44	0.0%	0.8%	0.0%	0.1%
Communications, storage and transportation	346,362	52,179	—	398,541	136	54	—	190	0.0%	0.1%	0.0%	0.0%
Agriculture	42,158	37	—	42,195	10	—	—	10	0.0%	0.0%	0.0%	0.0%
Electricity, gas, water and oil	118,498	47,678	8,603	174,779	44	259	6,184	6,487	0.0%	0.5%	71.9%	3.7%
Leaseholds and real estate activities	60,064	66,496	—	126,560	28	245	—	273	0.0%	0.4%	0.0%	0.2%
Construction and infrastructure	102,925	13,685	—	116,610	33	252	—	285	0.0%	1.8%	0.0%	0.2%
Others	2,949,961	296,203	8,320	3,254,484	915	1,240	1,905	4,060	0.0%	0.4%	22.9%	0.1%
Total indirect loans	5,012,586	538,213	16,923	5,567,722	1,998	2,268	8,089	12,355	0.0%	0.4%	47.8%	0.2%

	2024
	Carrying amount				Expected credit loss				Percentage expected credit loss
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		%	%	%
Indirect loans
Commerce	406,317	23,200	—	429,517	70	11	—	81	0.0%	0.0%	0.0%	0.0%
Manufacturing	825,853	6,734	—	832,587	185	61	—	246	0.0%	0.9%	0.0%	0.0%
Professional, scientific and technical activities	42,476	1,410	—	43,886	50	42	—	92	0.1%	3.0%	0.0%	0.2%
Communications, storage and transportation	547,328	2,209	54	549,591	323	15	45	383	0.1%	0.7%	83.3%	0.1%
Agriculture	13,890	37	—	13,927	16	1	—	17	0.1%	2.7%	0.0%	0.1%
Electricity, gas, water and oil	169,810	16,495	8,474	194,779	409	208	6,819	7,436	0.2%	1.3%	80.5%	3.8%
Leaseholds and real estate activities	90,609	45,051	—	135,660	88	118	—	206	0.1%	0.3%	0.0%	0.2%
Construction and infrastructure	114,457	10,194	—	124,651	45	100	—	145	0.0%	1.0%	0.0%	0.1%
Others	2,551,447	177,229	15,420	2,744,096	1,477	1,694	2,471	5,642	0.1%	1.0%	16.0%	0.2%
Total indirect loans	4,762,187	282,559	23,948	5,068,694	2,663	2,250	9,335	14,248	0.1%	0.8%	39.0%	0.3%

During the years 2025, 2024 and 2023, the Group applied its expert judgment, which led to incurring in a higher provision for expected losses, see Note 29.1(d.6).

7.
Investment property
(a)
This caption is made up as follows:

	2025	2024	Acquisition or construction year	Valuation methodology (f) 2025 / 2024
	S/(000)	S/(000)
Land (i)
San Isidro – Lima	282,247	279,775	2009	Appraisal
Pardo (Vivanda) (d)	127,278	68,200	2021	Appraisal / Cost
San Martín de Porres – Lima	86,084	80,389	2015	Appraisal
Nuevo Chimbote	38,133	37,382	2021	Appraisal
Ate Vitarte – Lima	33,621	32,195	2006	Appraisal
Santa Clara – Lima	28,907	28,613	2017	Appraisal
Others	34,456	33,982	-	Appraisal / Cost
	630,726	560,536
Completed investment property - “Real Plaza” shopping malls (i)
Talara	27,063	26,720	2015	DCF
Buildings (i)
Orquídeas - San Isidro - Lima, Note 3.4(o)	160,093	150,718	2017	DCF
Ate Vitarte – Lima	155,275	133,768	2006	DCF
Chorrillos – Lima	110,166	95,849	2017	DCF
Piura	105,108	94,907	2020	DCF
Paseo del Bosque	100,392	100,023	2021	DCF
Chimbote	55,577	48,690	2015	DCF
Maestro – Huancayo	40,309	35,004	2017	DCF
Cuzco	35,895	29,843	2017	DCF
Panorama – Lima	25,886	22,474	2016	DCF
Others	94,125	83,256	-	DCF / Appraisal
	882,826	794,532

Total	1,540,615	1,381,788

DCF: Discounted cash flow

(i) Investment property portfolio has been classified by the Group as Level 3. During 2025 and 2024, there were no transfers between levels of hierarchy, see Note 3.4(w).

(ii) As of December 31, 2025 and 2024, there are no liens on investment property.

(b)
The net gain on investment properties as of December 31, 2025, 2024 and 2023, consists of the following:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Gain on valuation of investment property	101,104	60,260	7,111
Income from rental of investment property	81,484	71,080	65,961
Loss on sale (e)	-	(3,176)	-
Total	182,588	128,164	73,072

(c)
The movement of investment property for the years ended December 31, 2025, 2024 and 2023, is as follows:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Beginning of year balances	1,381,788	1,298,892	1,287,717
Additions (d)	62,723	61,812	16,903
Sales (e)	-	(39,176)	-
Valuation gain	101,104	60,260	7,111
Net transfers, Note 3.4(n)	(5,000)	-	(12,839)
End of year balances	1,540,615	1,381,788	1,298,892

(d)
During 2025 and 2024, the main additions correspond to disbursements associated with the “Pardo (Vivanda)” building, which was purchased in its entirety from a related party, in cash.

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

The unit of comparison applied by the Group is the price per square meter. Following are the minimum ranges, maximum ranges and the average price for the main lands, before any adjustment:

	Minimum range	Maximum range	Average
	US$ per m2	US$ per m2	US$ per m2
San Isidro – Lima	4,505	8,098	5,722
Miraflores – Lima	4,540	5,318	5,041
San Martin de Porres – Lima	1,247	1,561	1,402
Ate Vitarte - Lima	1,200	1,648	1,428

Main assumptions

Below is a brief description of the assumptions considered in the determination of cash flows as of December 31, 2025 and 2024:

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

-
Discount rate -

It reflects the current market risk and the uncertainty associated with obtaining cash flows.

The main assumptions used in the valuation and estimation of the market value of investment property are detailed below:

	US$ / Percentage
	2025	2024
Average ERV	US$164.9	US$144.3
Long-term inflation	2.7%	3.0%
Long-term occupancy rate	97.5%	97.5%
Average growth rate of rental income	2.4%	2.5%
Average NOI margin	94.4%	93.6%
Discount rate	8.4%	9.3%

Sensitivity analysis -

The sensitivity analysis on the valuation of investment property, against changes in factors deemed relevant by Management, is presented below:

		2025	2024
		S/(000)	S/(000)
Average growth rate of rental income (basis) -
Increase	+0.25%	22,842	3,839
Decrease	-0.25%	(21,966)	(3,837)
Long-term inflation (basis) -
Increase	+0.25%	20,633	15,836
Decrease	-0.25%	(19,874)	(15,404)
Discount rate (basis) -
Increase	+0.5%	(70,400)	(56,868)
Decrease	-0.5%	83,611	66,193

Likewise, a significant increase (decrease) in the price per square meter of the land lots could result in a significantly higher (lower) fair value measurement.

(g)
Below are the nominal amounts of the future minimum fixed rental income of the Group’s investment property (operating leases):

	2025	2024
Year	S/(000)	S/(000)
Within 1 year	73,351	72,831
After 1 year but not more than 5 years	221,826	249,668
Over 5 years	653,610	750,179
Total	948,787	1,072,678

The minimum rental income is computed considering a period between 20 and 25 years as of December 31, 2025 (between 20 and 26 years as of December 31, 2024).

8.
Property, furniture and equipment, net
(a)
The movement of property, furniture and equipment and depreciation for the years ended December 31, 2025, 2024 and 2023, is as follows:

						Right-of-use assets
Description	Land	Buildings, facilities and leasehold improvements	Furniture and equipment	Vehicles	Assets and work-in- progress	Buildings and facilities	Furniture and equipment	Total 2025	Total 2024	Total 2023
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance as of January 1	111,594	617,276	919,197	1,548	36,340	371,986	15,797	2,073,738	1,992,426	1,864,977
Additions (d)	116,909	14,576	125,796	—	44,154	48,851	906	351,192	210,579	183,546
Transfers	—	19,871	8,404	—	(28,275)	—	—	—	—	—
Transfer (to) from investment property, Note 3.4(n)	1,291	3,433	—	—	—	—	—	4,724	—	12,193
Disposals, write-offs, sales and others (e)	(880)	(6,176)	(33,621)	(248)	(563)	(22,492)	(341)	(64,321)	(129,267)	(68,290)
Balance as of December 31	228,914	648,980	1,019,776	1,300	51,656	398,345	16,362	2,365,333	2,073,738	1,992,426
Depreciation
Balance as of January 1	—	(329,538)	(680,946)	(978)	—	(232,123)	(15,721)	(1,259,306)	(1,187,594)	(1,073,545)
Depreciation of the year	—	(20,828)	(121,589)	(189)	—	(46,865)	(348)	(189,819)	(158,756)	(156,023)
Transfer to (from) investment property, Note 3.4(n)	—	276	—	—	—	—	—	276	—	—
Disposals, write-offs, sales and others (e)	—	2,627	29,870	216	—	17,756	340	50,809	87,044	41,974
Balance as of December 31	—	(347,463)	(772,665)	(951)	—	(261,232)	(15,729)	(1,398,040)	(1,259,306)	(1,187,594)

Net book value	228,914	301,517	247,111	349	51,656	137,113	633	967,293	814,432	804,832
(b)
Financial entities in Peru are prohibited from pledging their fixed assets.
(c)
Management periodically reviews the residual values, useful life and the depreciation method to ensure they are consistent with the economic benefits and life expectation of property, furniture and equipment. In Management’s opinion, there is no evidence of impairment in property, furniture and equipment as of December 31, 2025, 2024 and 2023.
(d)
It corresponds to the acquisition of 100 percent of shares and rights about a property located in the city of Lima. The purchase was made in November 2025 from an unrelated third party for approximately US$34,683,000, equivalent to S/116,909,000.
(e)
During 2025, transactions include the sale of diverse properties to third parties, for S/1,162,000 and US$680,000 (equivalent to approximately S/2,298,000), with a total net disposal cost of S/1,382,000. The profit generated from these sales amounted to S/2,078,000, and was recorded as “Profit from sale of Property, furniture and equipment” in the caption “Other income” in the consolidated statement of income; see Note 21.

During 2024, transactions include the sale of diverse properties to third parties, for US$12,090,000 (equivalent to approximately S/45,462,000), with a net disposal cost of S/32,583,000. The profit generated from these sales amounted to S/12,879,000, and was recorded as “Profit from sale of Property, furniture and equipment” in the caption “Other income” in the consolidated statement of income; see Note 21.

During 2023, transactions include the sale of a property to a third party, for US$8,552,000 (equivalent to approximately S/32,667,000), with a net disposal cost of S/17,367,000. The profit generated from the sale amounted to S/15,300,000, and was recorded as “Profit from sale of Property, furniture and equipment” in the caption “Other income and” in the consolidated statement of income; see Note 21.

(f) The following table shows the book values of lease liabilities (included in the caption “Other accounts payable, provisions and other liabilities”); see Note 10(a) and the movement of the year:

	2025	2024
	S/(000)	S/(000)
As of January 1	143,803	90,513
Additions	50,438	105,860
Interest expenses, Note 19(a)	9,545	7,627
Disposals	(4,831)	(4,908)
Exchange differences	(605)	102
Payments	(54,105)	(55,391)
As of December 31	144,245	143,803

As of December 31, 2025 and 2024, the amortization schedule of these obligations is as follows:

	2025	2024
	S/(000)	S/(000)
2025	—	35,544
2026	38,259	33,011
2027	30,265	23,621
2028	24,406	19,472
2029 onwards	51,315	32,155
Total	144,245	143,803

The following table shows the amounts recognized in the consolidated statement of income:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Depreciation expenses of right-of-use assets	47,213	47,819	49,305
Interest expenses of lease liabilities, Note 19(a)	9,545	7,627	5,562
Short-term lease expenses and low-value assets, see Note 24(c)	5,229	5,317	9,643
Total amount recognized in the consolidated statement of income	61,987	60,763	64,510

During year 2025, the Group paid leases for approximately S/83,054,000 (S/82,644,000 during year 2024).

9.
Intangible and goodwill, net
(a)
Intangible

The movement of intangible assets and amortization for the years ended December 31, 2025, 2024 and 2023, is as follows:

	2025								2024	2023
Description	Software	Software development	Relationship with clients	Brand	Database	Other intangible	Goodwill (b and c)	Total	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance as of January 1	1,870,385	168,991	110,042	82,546	97,016	179,471	669,075	3,177,526	2,975,032	2,698,486
Additions	138,363	78,010	—	—	—	5,594	—	221,967	245,334	280,388
Transfers	62,204	(61,003)	—	—	—	(1,201)	—	—	—	—
Disposals and write-offs, Note 21(a)	(1,419)	—	—	—	—	(4,113)	—	(5,532)	(42,840)	(3,842)
Balance as of December 31	2,069,533	185,998	110,042	82,546	97,016	179,751	669,075	3,393,961	3,177,526	2,975,032
Amortization
Balance as of January 1	(1,320,781)	—	(30,261)	—	(26,680)	(132,051)	—	(1,509,773)	(1,287,912)	(1,065,284)
Amortization of the year	(222,758)	—	(11,004)	—	(9,702)	(16,984)	—	(260,448)	(254,301)	(223,015)
Disposals and write-offs, Note 21(a)	992	—	—	—	—	1,374	—	2,366	32,440	387
Balance as of December 31	(1,542,547)	—	(41,265)	—	(36,382)	(147,661)	—	(1,767,855)	(1,509,773)	(1,287,912)
Net book value	526,986	185,998	68,777	82,546	60,634	32,090	669,075	1,626,106	1,667,753	1,687,120

Management assesses periodically the amortization method used with the purpose of ensuring that it is consistent with the economic benefit of the intangible assets. In Management’s opinion, there is no evidence of impairment in the Group’s intangible assets as of December 31, 2025, 2024 and 2023.

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

As of December 31, 2025 and 2024, the key assumptions used for the calculation of fair value are:

- Perpetuity growth rate: 3.0% (2025) and 6.4% (2024)

- Discount rate: 12.86% (2025) and 14.4% (2024)

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

The key assumptions described above can change if the market conditions and the economy change. As of December 31, 2025 and 2024, the Group estimates that the reasonableness of possible changes in these assumptions would not make the recoverable amount of the CGU decrease to an amount lower than its book value.

(c) Goodwill and indefinite-lived intangible of Izipay:

The goodwill resulting from the acquisition of Izipay, amounts to S/ 238,429,000, represents the future synergies that are expected to arise from the combination of operations and other efficiencies not included in the intangibles of the current value of the ongoing business. The value of the brand resulting from the acquisition of Izipay was equivalent to S/82,546,000.

The goodwill and the indefinite-lived brand recorded by the Group, have been assigned to two CGU (cash-generating unit) composed of Izipay and Interbank. The distribution of these assets was made, based on the future economic benefits expected to be generated by each unit for the Group.

The recoverable amount for the CGU has been determined based on the method of discounted cash flows.

As of December 31, 2025 and 2024, the key assumptions used for the calculation of the fair value are the following:

- Perpetual growth rate: 3.0% (2025 and 2024)

- Discount rate: 13.35% (2025) and 13.47% (2024)

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

The key assumptions described before can change if market conditions and the economy change. As of December 31, 2025 and 2024, the Group estimates that the reasonableness of these possible changes in these assumptions would not originate that the recoverable amount of the CGU decreases below its book value.

10.
Other accounts receivable and other assets, net, and other accounts payable, provisions and other liabilities
(a)
These captions are comprised of the following:

	2025	2024
	S/(000)	S/(000)

Other accounts receivable and other assets
Financial instruments
Other accounts receivable, net	474,688	540,883
POS commission receivable	250,501	390,126
Accounts receivable from sale of investments (c)	222,002	432,341
Operations in process (d)	162,517	149,105
Accounts receivable related to derivative financial instruments (b)	120,878	143,201
Accounts receivable from short sale operations, Note 3.4(f.11)	—	61,191
Others	25,654	14,954
	1,256,240	1,731,801
Non-financial instruments
Tax paid to recover	223,248	673,786
Deferred charges	139,215	99,776
Tax credit for General Sales Tax - IGV	59,990	35,391
Deferred cost of POS affiliation and registration	58,243	85,006
Investments in associates	27,257	24,795
POS equipment supplies (*)	12,729	12,966
Others	16,194	6,657
	536,876	938,377
Total	1,793,116	2,670,178

(*) Comprises the Points of Sale (“POS”) equipment required for the rendering of the service and other supplies such as technological and marketing complements required for the operation of such equipment.

	2025	2024
	S/(000)	S/(000)

Other accounts payable, provisions and other liabilities
Financial instruments
Insurance contract liability with investment component, Note 3.4(d.1.5)	2,144,131	1,308,422
Other accounts payable	665,537	665,296
Third party compensation (**)	496,426	866,665
Operations in process (d)	354,032	556,543
Accounts payable related to derivative financial instruments (b)	207,084	102,288
Workers’ profit sharing and salaries payable	171,282	109,395
Accounts payable for acquisitions of investments (c)	167,301	353,787
Lease liabilities, Note 8(e)	144,245	143,803
Accounts payable to reinsurers and coinsurers	16,776	6,354
Allowance for indirect loan losses, Note 6(d.2)	12,355	14,248
Financial liabilities at fair value through profit or loss, Note 3.4(f.11)	—	61,153
	4,379,169	4,187,954
Non-financial instruments
Taxes payable	99,076	87,262
Provision for other contingencies (e)	44,238	107,078
Deferred income (***)	41,382	36,394
Registration for use of POS	8,620	18,005
Others	13,315	8,839
	206,631	257,578
Total	4,585,800	4,445,532

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

(b)
The following table presents the fair value of derivative financial instruments recorded as assets or liabilities, including their notional amounts, as of December 31, 2025 and 2024. The notional gross amount is the nominal amount of the derivative’s underlying asset, and it is the base over which changes in the fair value of derivatives are measured; see Note 18(a):

	Note	Assets	Liabilities	Notional amount Note 18(a)	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
		S/(000)	S/(000)	S/(000)	S/(000)
2025
Derivatives held for trading (*) -
Forward exchange contracts		82,297	34,856	7,055,166	—	Between January 2026 y February 2027	—	—
Interest rate swaps		20,095	11,332	3,418,425	—	Between January 2026 y June 2036	—	—
Cross swaps		6,138	22,626	781,183	—	Between January 2026 y December 2030	—	—
Options		—	—	1,920	—	Between January 2026 y April 2026	—	—
		108,530	68,814	11,256,694	—
Derivatives held as hedges - Cash flow hedges:
Cross currency swaps (CCS)	13(d)	—	97,344	1,008,900	14,700	October 2026	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	13(e)	12,348	—	505,200	18,225	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	12(d)	—	7,403	168,150	(44)	October 2027	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	12(d)	—	8,178	168,150	(141)	September 2027	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	13(e)	—	10,852	67,360	2,669	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	13(e)	—	10,892	67,360	2,545	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	13(e)	—	3,601	33,680	829	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	12(d)	—	—	—	596	October 2027	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	12(d)	—	—	—	492	-	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	12(d)	—	—	—	33	-	Due to banks	Due to banks and correspondents
		12,348	138,270	2,018,800	39,904
		120,878	207,084	13,275,494	39,904

	Note	Assets	Liabilities	Notional amount Note 18(a)	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
		S/(000)	S/(000)	S/(000)	S/(000)
2024
Derivatives held for trading (*) -
Forward exchange contracts		22,336	45,012	7,092,071	—	Between January 2025 and June 2026	—	—
Cross swaps		11,593	13,277	1,899,348	—	Between January 2025 and November 2029	—	—
Interest rate swaps		38,817	28,812	1,742,139	—	Between January 2025 and June 2036	—	—
Options		—	—	2,518	—	Between January 2025 and July 2025	—	—
		72,746	87,101	10,736,076	—
Derivatives held as hedges- Cash flow hedges:
Cross currency swaps (CCS)	13(d)	5,953	3,415	1,129,200	(6,754)	October 2026	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	13(e)	54,218	—	565,500	(10,463)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	12(d)	3,168	—	188,200	1,002	June 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	12(d)	—	404	188,200	742	May 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	13(e)	—	5,518	75,400	(1,418)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	13(e)	—	5,433	75,400	(1,537)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	12(d)	7,116	—	75,280	588	February 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	13(e)	—	417	37,700	(433)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	12(d)	—	—	—	218	-	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	12(d)	—	—	—	632	-	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)		—	—	—	243	-	Due to banks	Due to banks and correspondents
		70,455	15,187	2,334,880	(17,180)
		143,201	102,288	13,070,956	(17,180)

(*) During the years 2025, 2024 and 2023, the Group recognized net gains for S/58,127,000, net losses for S/13,793,000 and net gains for S/68,315,000 , respectively, as a result of the valuation of derivative financial instruments held for trading, which were recorded in the caption “Net gain from financial assets at fair value through profit or loss” in the consolidated statement of income.

(i)
As of December 31, 2025 and 2024, certain derivative financial instruments hold collateral deposits; see Note 4(d).
(ii)
For the designated hedging derivatives mentioned in the table above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness as of December 31, 2025 and 2024. During 2025 and 2024, there were no discontinued hedges accounting.
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

(iv)
The table below presents the future effect of current cash flow hedges on the consolidated statement of income, net of the deferred Income Tax, which will be included in the caption “Net gain of financial assets at fair value through profit or loss” when realized:

	As of December 31, 2025				As of December 31, 2024
	Up to 1 year	From 1 to 3 years	Over 3 years	Expected effect	Up to 1 year	From 1 to 3 years	Over 3 years	Expected effect
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of income – Expense	(2,410)	(6,799)	—	(9,209)	(2,458)	(46,655)	—	(49,113)

The transfer of net unrealized losses on cash flow hedges to the consolidated statement of income is presented in Note 16(d).

(v)
The (loss) gain for cash flow hedges reclassified to the consolidated statement of income for the years ended as of December 31, 2025 and 2024, is as follows:

	2025	2024
	S/(000)	S/(000)
Interest expense from cash flow hedges	(81,211)	(119,893)
Interest income from cash flow hedges	53,666	89,947
Expenses for exchange differences from cash flow hedges	(242,390)	(133,480)
Income for exchange differences from cash flow hedges	14,900	168,835
	(255,035)	5,409

These amounts offset the effects of interest rate risk and exchange rate risk on the hedged item.

The following table shows hedging instruments that the Group uses in its cash flow hedges due to maturities:

December 31, 2025	1 to 3 months	3 to 12 months	1 to 5 years	Total

Cross currency swaps (CCS)
Notional	—	1,008,900	1,009,900	2,018,800
Average interest rate in US Dollars	—	2.17%	3.05%	—
Average interest rate in Soles	—	4.15%	3.04%	—
Average exchange rate Soles / US Dollar	—	3.66	3.59	—

December 31, 2024	1 to 3 months	3 to 12 months	1 to 5 years	Total

Cross currency swaps (CCS)
Notional	75,280	376,400	1,883,200	2,334,880
Average interest rate in US Dollars	4.66%	5.20%	2.17%	—
Average interest rate in Soles	8.59%	7.89%	2.07%	—
Average exchange rate Soles / US Dollar	3.89	3.71	3.66	—

(c)
As of December 31, 2025 and 2024, corresponds to accounts receivable and payable for the sale and purchase of financial investments negotiated during the last days of the month, which were settled at the beginning of the following month. As of said dates, the balance corresponds mainly to the purchase and sale of Sovereign Bonds issued by the Peruvian Government and Global Bonds issued by the Treasury of the United States of America.
(d)
Operations in process include transactions made during the last days of the month and other types of similar transactions that are reclassified to their corresponding accounting accounts in the following month. These transactions do not affect the consolidated statement of income.
(e)
As of December 2024, Inteligo Bank recorded a provision of US$5,800,000 (equivalent to approximately S/21,831,000) related to the legal proceedings in the ordinary course of its banking operations, which was resolved in the first quarter of 2025.

11.
Deposits and obligations
(a)
This caption is made up as follows:

	2025	2024
	S/(000)	S/(000)
Saving deposits	21,934,950	19,411,720
Time deposits (d)	19,243,949	19,891,128
Demand deposits	14,084,761	13,746,684
Compensation for service time	756,949	711,806
Other obligations	7,021	6,690
Total	56,027,630	53,768,028

(b)
Interest rates applied to deposits and obligations are determined based on the market interest rates.
(c)
As of December 31, 2025 and 2024, deposits and obligations of approximately S/22,138,836,000 and S/19,978,058,000, respectively, are covered by the Peruvian Deposit Insurance Fund. Likewise, at those dates, the coverage of the Deposit Insurance Fund by each client is up to S/116,700 and S/121,600, respectively.

(d)
The table below presents the balance of time deposits classified by maturity as of December 31, 2025 and 2024:

	2025	2024
	S/(000)	S/(000)
Within 1 month	7,030,403	7,744,887
Between 1 and 3 months	6,134,833	5,179,603
Between 3 months and 1 year	5,428,902	6,263,412
Between 1 and 5 years	353,762	413,031
More than 5 years	296,049	290,195
Total	19,243,949	19,891,128

12.
Due to banks and correspondents
(a)
This caption is comprised of the following:

	2025	2024
	S/(000)	S/(000)
By type -
Banco Central de Reserva del Peru (b)	1,781,905	1,756,687
Promotional credit lines (c)	1,975,589	2,090,825
Loans received from foreign entities (d)	3,223,243	3,304,169
Loans received from Peruvian entities	122,777	332,165
	7,103,514	7,483,846
Interest and commissions payable	62,500	78,211
	7,166,014	7,562,057
By term -
Short term	4,494,185	3,586,376
Long term	2,671,829	3,975,681
Total	7,166,014	7,562,057

(b)
As of December 31, 2025, the balance mainly includes repurchase agreements whereby Interbank receives a debt in Soles for approximately S/1,331,905,000, and delivers securities of its investment portfolio as guarantees. In relation to these transactions, Interbank delivered as guarantee Peruvian Sovereign Bonds, recorded as restricted investments at amortized cost, see Note 5(d). These transactions have maturities between January 2026 and April 2026 and accrue interest at effective rates between 4.51 and 4.75 percent. These transactions generated interest payable for approximately S/9,147,000 (as of December 31, 2024, it included repurchase agreements whereby Interbank received a debt in Soles for approximately S/1,632,915,000, and delivered as guarantee Peruvian Sovereign Bonds, recorded as restricted investments at amortized cost, see Note 5(d) with maturities between January 2025 and March 2025 and accrued interest at effective rates between 5.16 and 5.46 percent. These transactions generated interest payable for approximately S/13,489,000).

Additionally, as of December 31, 2025, these include currency repurchase agreements under which Interbank receives a debt in Soles for approximately S/450,000,000 and delivers US dollars to the BCRP (for an amount equivalent to that received). The US dollars delivered are recorded as restricted funds, see Note 4(d). As of December 31, 2025, these obligations have maturities between January and April 2026 and accrue interest at an effective rate between 0.70 and 0.92 percent; these operations generated accrued interest payable of approximately S/933,000.

Additionally, as of December 31, 2024, it included portfolio repurchase operations of loans represented by securities, under which Interbank received a debt in Soles for approximately S/123,772,000 (S/123,857,000 including interest). As of December 31, 2025, Interbank did not have these types of operations.

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

As of December 31, 2025, COFIDE’s loans accrued interest at an effective annual rate in foreign currency that fluctuated between 5.81 percent and 10.14 percent, and have maturities between December 2029 and October 2034 (as of December 31, 2024, they accrued, in foreign currency, an effective annual interest rate that fluctuated between 5.81 percent and 11.11 percent, and had maturities between December 2029 and October 2034).

As of December 31, 2025, FMV’s loans accrued, in local currency, an effective annual interest rate that fluctuated between 5.00 percent and 8.30 percent, and maturities between January 2026 and July 2050 and in foreign currency of 7.75 percent and maturities between January 2026 and November 2028 (as of December 31, 2024, accrued in local currency, an effective annual interest rate between 5.00 and 8.30 percent, and maturities between January 2025 and July 2053, and in foreign currency, 7.75 percent and maturities between January 2025 and November 2028).

(d)
As of December 31, 2025 and 2024, corresponds to the following funding in foreign currency:

Entity	Country	Final maturity	2025	2024
			S/(000)	S/(000)
Standard Chartered London	United Kingdom	2026	1,055,140	1,055,140
Caixabank S.A. Barcelona	Spain	2027 / 2025	454,005	169,380
China Development Bank Hong Kong Branch	China	2027	336,300	376,400
Citigroup Global Markets Inc.	United States of America	2026	289,867	289,867
Bank of America NA San Francisco Branch (Note 10(b))	United States of America	2027	269,040	—
Sumitomo Mitsui Banking	Japan	2026	235,410	263,480
BMO Capital Markets Corp.	Canada	2026/2025	232,047	188,200
Bank of China Ltd Grand Cayman Branch (Note 10(b))	Grand Cayman	2027	168,150	—
Wells Fargo Bank Na New York Branch	United States of America	2026	100,890	—
Bank J. Safra Sarasin	Switzerland	2026 / 2025	82,394	77,162
Standard Chartered Bank Hong Kong Ltd.	China	2025	—	263,480
Banco del Estado de Chile, Note 10(b)	Chile	2025	—	244,660
Banco Bilbao Vizcaya Argentaria NY Branch, Note 10(b)	Spain	2025	—	188,200
Commerzbank Ag Frankfurt	Germany	2025	—	75,280
Standard Chartered Bank NY, Note 10(b)	United States of America	2025	—	75,280
Citibank NA New York	United States of America	2025	—	37,640
			3,223,243	3,304,169

During the year 2025, the operations with foreign entities accrued an average interest rate between 6-month Term SOFR plus 0.55 percent and 6-month Term SOFR plus 1.70 percent, 3-month Term SOFR plus 0.50 percent and 3-month Term SOFR plus 1.30 percent and Daily SOFR plus 1.30 percent, and annual fixed rates that fluctuate between 4.43 percent and 7.51 percent (between 6-month Term SOFR plus 0.60 percent and 6-month Term SOFR plus 1.99 percent, 3-month Term SOFR plus 0.70 percent and 3-month Term SOFR plus 1.90 percent and Daily SOFR plus 1.30 percent, and annual fixed rates that fluctuate between 5.16 percent and 7.51 percent during the year 2024).

(e)
As of December 31, 2025 and 2024, maturities are the following:

Year	2025	2024
	S/(000)	S/(000)
2025	—	3,586,376
2026	4,494,185	1,787,212
2027	967,111	517,521
2028	135,919	139,910
2029 onwards	1,568,799	1,531,038
Total	7,166,014	7,562,057

13.
Bonds, notes and other obligations
(a)
This caption is comprised of the following:

Issuance	Issuer	Annual interest rate	Interest payment	Maturity	Amount issued	2025	2024
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – third program (b)
Fourth - single series	Interseguro	7.09375%	Semi-annually	2034	US$34,780	116,965	130,912
Third - single series	Interseguro	4.84375%	Semi-annually	2030	US$25,000	—	94,100
						116,965	225,012
Corporate bonds – fourth program (b)
First (A series)	Interseguro	6.75%	Semi-annually	2034	US$28,706	96,538	108,049
First (B series)	Interseguro	6.50%	Semi-annually	2035	US$18,217	61,264	—
First (C series)	Interseguro	6.1875%	Semi-annually	2035	US$19,386	65,195	—
						222,997	108,049

Negotiable certificates of deposit – second program
First (D series)	Interbank	4.56250%	Annual	2026	S/106,650	104,107	—
First (E series)	Interbank	4.46875%	Annual	2026	S/101,250	98,127	—
First (A series)	Interbank	5.21875%	Annual	2025	S/112,964	—	110,010
First (B Series)	Interbank	4.9375%	Annual	2025	S/138,435	—	133,852
First (C Series)	Interbank	4.59375%	Annual	2025	S/102,000	—	97,643
						202,234	341,505

Corporate bonds – second program
Fifth (A series)	Interbank	3.41% + VAC	Semi-annually	2029	S/150,000	150,000	150,000

Total local issuances						692,196	824,566
International issuances
Corporate bonds	Interbank	5.000%	Semi-annually	2026	S/312,000	311,910	311,788
Corporate bonds (c)	Interbank	3.250%	Semi-annually	2026	US$400,000	1,343,800	1,501,894
Senior bonds (d)	IFS	4.125%	Semi-annually	2027	US$300,000	950,200	1,062,514
Subordinated bonds (e)	Interbank	7.625%	Semi-annually	2034	US$300,000	1,004,174	1,122,122
Subordinated bonds (f)	Interbank	6.397%	Semi-annually	2035	US$350,000	1,172,008	—
Subordinated bonds (g)	Interbank	4.000%	Semi-annually	2030	US$300,000	—	1,124,502
Total international issuances						4,782,092	5,122,820
Total local and international issuances						5,474,288	5,947,386
Interest payable						116,120	128,047
Total						5,590,408	6,075,433

(b)
Subordinated bonds do not have specific guarantees and in accordance with SBS rules, qualify as second level equity (Tier 2) in the determination of the effective equity; see Note 16(f).
(c)
As of December 31, 2025 and 2024, Interbank holds fourth cross currency swap contracts for a total of US$300,000,000 (equivalent to approximately S/1,008,900,000 and S/1,129,200,000, respectively), which were designated as cash flow hedges, see Note 10(b). Through these operations, part of the amount issued of said bonds was economically converted to Soles at annual rate.
(d)
From 2018 until July 2027, IFS can redeem these bonds, at anytime, paying a penalty equal to the United States of America Treasury current rate plus 30 basis points, on the redeemed amount. The payment of principal will take place on the maturity date of the bonds or when IFS redeems them.

In October 2017, IFS entered a cross-currency swap for US$150,000,000 (equivalent to approximately S/505,200,000 and S/565,500,000, as of December 31, 2025 and 2024, respectively). Later on, during January and February 2023, IFS signed two cross-currency swap contracts for US$20,000,000 each (equivalent to approximately S/67,360,000 and S/75,400,000 each, as of December 31, 2025 and 2024, respectively) and during August 2024, signed another cross-currency swap contract for US$10,000,000 (equivalent to approximately S/33,680,000 and S/37,700,000 as of December 31, 2025 and 2024, respectively); which were designated as a cash flow hedges; see Note 10(b).

As of December 31, 2025, Management does not intend to redeem these bonds before their maturity date; said situation may change in the future, depending on market conditions.

(e)
Starting in January 2029, prior to authorization by the SBS, Interbank will be able to redeem the entirety of the bond, without penalties; since that date, the interest rate changes to 5-year U.S. Treasury plus 365.2 basis points. In accordance with SBS regulation, this issuance qualifies as second level equity (Tier 2) in the determination of the regulatory capital.

Also, as part of said program, Interbank announced a repurchase offering in cash aimed to the bondholders of the subordinated bond called “6.625% Subordinated Notes due 2029”, successfully repurchasing bonds on January 17, 2024 for an amount of US$194,852,000. Regarding the remaining balance of bondholders that did not accept the repurchase offering, on January 29, 2024, Interbank informed them of its decision to early redeem said instruments.

(f)
In January 2025, Interbank issued subordinated bonds called “6.397% Subordinated Notes due 2035” for an amount of US$350,000,000, under Rule 144A and/or Regulation S of the U.S. Securities Act of 1933 of the United States of America. The issuance date for these notes was January 30, 2025.

Since April 2030, with prior authorization by the SBS, Interbank will be able to redeem the entirety of the bonds without penalties; from that date forward, the interest rate will change to UST to 5-year rate plus 206.7 basis points. In accordance with SBS regulation, this issuance qualifies as second level equity (Tier 2) in the determination of the regulatory capital.

(g)
On July 8, 2025, prior to authorization by the SBS, Interbank redeemed the entirety of the bonds, paying a redemption price of 100 percent of the issued subordinated bonds.
(h)
International issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters, which have been met by the Group as of December 31, 2025 and 2024. In addition, Interbank maintains the following additional clauses: (i) limits regarding related party transactions that are not under market conditions and (ii) limits regarding consolidation, merger or transfer of Interbank assets. In the opinion of Interbank Management and its legal advisers, these clauses has been met by Interbank as of December 31, 2025 and 2024.

(i)
As of December 31, 2025 and 2024, the repayment schedule of these obligations is as follows:

Year	2025	2024
	S/(000)	S/(000)
2025	—	430,884
2026	1,974,064	1,813,682
2027	950,200	1,069,661
2028	—	—
2029 onwards	2,666,144	2,761,206
Total	5,590,408	6,075,433

14.
Assets and Liabilities for insurance and reinsurance contracts
(a)
This caption is comprised of the following:

	2025			2024
	Assets	Liabilities	Net	Assets	Liabilities	Net
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Reinsurance contracts held (*)	(17,078)	4,482	(12,596)	(18,602)	1,968	(16,634)

Insurance contracts issued
Liability for remaining coverage (**)	(40,104)	12,744,701	12,704,597	—	12,335,922	12,335,922
Liability for incurred claims	—	314,071	314,071	—	186,430	186,430
Total insurance contracts issued (b) and (c)	(40,104)	13,058,772	13,018,668	—	12,522,352	12,522,352
Total insurance contracts issued and reinsurance contracts held	(57,182)	13,063,254	13,006,072	(18,602)	12,524,320	12,505,718

(*) Correspond to the ceded part of the reinsurance contracts mainly life insurance contracts.

(**) In October 2024, the Private Pension System carried out the Eighth Public Auction of the member portfolio for the Pension Insurance for Survivors and Disability. Interseguro was awarded a seventh of the portfolio. As of December 31, 2025, the debit balance corresponds to the estimation of premiums receivable from November and December. During 2026, this balance was fully collected.

The Group disaggregates the information to provide disclosure regarding the life insurance contracts issued and reinsurance contracts issued separately. This disaggregation has been determined based on how the insurance company is managed.

(b) The movement of issued insurance contract liabilities is presented below:

	2025
	Liabilities for remaining coverage		Liabilities for incurred claims in contracts measured by the general model (BBA) and variable fee approach (VFA)		Liabilities for incurred claims in contracts measured by the Premium Allocation Approach (PAA)
	Excluding loss component	Loss component	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2025	11,593,754	742,168	148,101	4,271	33,276	782	12,522,352
Insurance revenue	(1,124,366)	—	—	—	—	—	(1,124,366)
Contracts under fair value, BBA and VFA approach	(627,800)	—	—	—	—	—	(627,800)
Contracts under PAA approach	(496,566)	—	—	—	—	—	(496,566)
Insurance service expenses	171,463	(79,044)	444,236	(2,127)	319,554	5,097	859,179
Incurred claims and other expenses	—	—	971,901	107	208,745	5,097	1,185,850
Amortization of insurance acquisition cash flows	171,463	—	—	—	—	—	171,463
Losses on onerous contracts and reversals of those losses	—	(79,044)	—	—	—	—	(79,044)
Changes to liabilities for incurred claims	—	—	(527,665)	(2,234)	110,809	—	(419,090)
Insurance service result	(952,903)	(79,044)	444,236	(2,127)	319,554	5,097	(265,187)
Insurance financial expenses	1,373,048	76,119	—	—	—	—	1,449,167
Insurance financial result	637,678	76,119	—	—	—	—	713,797
Interest rate effect (*), see Note 3.4(d.1)	735,370	—	—	—	—	—	735,370
Effect of movements in exchange rates	(474,146)	(22,241)	(2,344)	(183)	(796)	(14)	(499,724)
Total changes in the statement of income and other comprehensive income	(54,001)	(25,166)	441,892	(2,310)	318,758	5,083	684,256
Net cash flow and investment component	487,946	—	(459,979)	—	(175,803)	—	(147,836)
Premiums received	1,323,126	—	—	—	—	—	1,323,126
Claims and other expenses paid	—	—	(1,038,800)	—	(175,803)	—	(1,214,603)
Insurance acquisition cash flows	(256,359)	—	—	—	—	—	(256,359)
Investment component	(578,821)	—	578,821	—	—	—	—
Balance as of December 31, 2025 (**)	12,027,699	717,002	130,014	1,961	176,231	5,865	13,058,772

(*) Comprises the variation in market interest rates. In 2025, the rates for pension business in US Dollars presented a decrease from 6.412 percent in 2024 to 5.596 percent in 2025; whereas rates for pension business in Soles presented a decrease from 6.922 percent in 2024 to 6.318 percent in 2025; and rates for pension business in Soles VAC presented a decrease, from 3.599 percent in 2024 to 3.352 percent in 2025.

(**) Balance does not include movement of the asset for S/40,104,000, see Note 14(a).

	2024
	Liabilities for remaining coverage		Liabilities for incurred claims in contracts measured by the general model (BBA) and variable fee approach (VFA)		Liabilities for incurred claims in contracts measured by the Premium Allocation Approach (PAA)
	Excluding loss component	Loss component	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2024	11,301,149	699,071	155,649	5,257	43,237	1,278	12,205,641
Insurance revenue	(768,758)	—	—	—	—	—	(768,758)
Contracts under fair value, BBA and VFA approach	(545,835)	—	—	—	—	—	(545,835)
Contracts under PAA approach	(222,923)	—	—	—	—	—	(222,923)
Insurance service expenses	136,433	(57,777)	454,446	(990)	101,245	(497)	632,860
Incurred claims and other expenses	—	—	979,959	106	47,549	(497)	1,027,117
Amortization of insurance acquisition cash flows	136,433	—	—	—	—	—	136,433
Losses on onerous contracts and reversals of those losses	—	(57,777)	—	—	—	—	(57,777)
Changes to liabilities for incurred claims	—	—	(525,513)	(1,096)	53,696	—	(472,913)
Insurance service result	(632,325)	(57,777)	454,446	(990)	101,245	(497)	(135,898)
Insurance financial expenses	622,313	97,206	—	—	—	—	719,519
Insurance financial result	562,759	97,206	—	—	—	—	659,965
Interest rate effect (*), see note 3.4(d.1)	59,554	—	—	—	—	—	59,554
Effect of movements in exchange rates	67,432	3,668	292	4	146	1	71,543
Total changes in the statement of income and other comprehensive income	57,420	43,097	454,738	(986)	101,391	(496)	655,164
Net cash flow and investment component	235,185	—	(462,286)	—	(111,352)	—	(338,453)
Premiums received	1,029,082	—	—	—	—	—	1,029,082
Claims and other expenses paid	—	—	(1,039,615)	—	(111,352)	—	(1,150,967)
Insurance acquisition cash flows	(216,568)	—	—	—	—	—	(216,568)
Investment component	(577,329)	—	577,329	—	—	—	—
Balance as of December 31, 2024	11,593,754	742,168	148,101	4,271	33,276	782	12,522,352

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

(c) Following is the movement of the issued insurance contracts’ net asset or liability, showing the present value estimates of future cash flows, risk adjustment and the contractual service margin (CSM) for portfolios included in the life insurance unit:

	2025				2024
	Estimates of the present value of future cash flows	Risk Adjustment	Contractual Service Margin (d)	Total	Estimates of the present value of future cash flows	Risk Adjustment	Contractual Service Margin (d)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1	11,305,123	277,284	870,851	12,453,258	11,072,275	302,764	742,870	12,117,909
Changes that relate to current services
Contractual service margin recognized for services provided	—	—	(132,263)	(132,263)	—	—	(94,596)	(94,596)
Risk adjustment recognized for the risk expired	—	(20,797)	—	(20,797)	—	(12,257)	—	(12,257)
Experience adjustments	(62,243)	—	—	(62,243)	(30,427)	—	—	(30,427)
Changes that relate to future services
Contracts initially recognized in the period	(325,501)	18,385	341,071	33,955	(260,895)	13,417	269,737	22,259
Changes in estimates that adjust the contractual service margin	55,515	(2,003)	(53,512)	—	101,713	(6,470)	(95,243)	—
Changes in estimates that do not adjust the contractual service margin	(36,850)	(8,407)	—	(45,257)	23,807	(36,502)	—	(12,695)
Changes that relate to past services
Adjustments to liabilities for incurred claims	(15,548)	(2,322)	—	(17,870)	(6,806)	—	—	(6,806)
Insurance service result	(384,627)	(15,144)	155,296	(244,475)	(172,608)	(41,812)	79,898	(134,522)
Insurance financial expenses	1,356,275	26,873	66,019	1,449,167	658,081	15,090	46,348	719,519
Insurance financial result	620,905	26,873	66,019	713,797	598,527	15,090	46,348	659,965
Interest rate effect, see Note 3.4(d.1)	735,370	—	—	735,370	59,554	—	—	59,554

Effect of movements in Exchange rates	(477,123)	(9,115)	(12,226)	(498,464)	68,286	1,242	1,735	71,263
Total changes in the statement of income and other comprehensive income	494,525	2,614	209,089	706,228	553,759	(25,480)	127,981	656,260
Cash flows	(320,715)	—	—	(320,715)	(320,911)	—	—	(320,911)
Premiums received	825,245	—	—	825,245	812,221	—	—	812,221
Claims and other expenses paid	(1,038,800)	—	—	(1,038,800)	(1,039,615)	—	—	(1,039,615)
Insurance acquisition cash flows	(107,160)	—	—	(107,160)	(93,517)	—	—	(93,517)
Balance as of December 31 (*)	11,478,933	279,898	1,079,940	12,838,771	11,305,123	277,284	870,851	12,453,258

(*) Balance does not include PPA movement of LRC and LIC amounting to S/179,897,000 (liabilities for S/220,001,000 and assets for S/40,104,000) and S/69,094,000 as of December 31, 2025 and 2024, respectively.

(d) Following is the CSM movement for insurance contract portfolios for the periods 2025 and 2024:

	2025	2024
	Total Contracts using the fair value approach	Total Contracts using the fair value approach
	S/(000)	S/(000)
Contractual Service Margin as of January 1	870,851	742,870
Changes that relate to current services
Contractual service margin recognized for services provided	(132,263)	(94,596)
Changes that relate to future services
Contracts initially recognized in the period	341,071	269,737
Changes in estimates that adjust the contractual service margin	(53,512)	(95,243)
Insurance service result	155,296	79,898
Insurance financial expenses	66,019	46,348
Effect of movements in exchange difference	(12,226)	1,735
Total changes in the statement of income	209,089	127,981
Other movements	—	—
Balance as of December 31	1,079,940	870,851

(e) The following table details the components of the new insurance contracts issued and included in the life insurance unit:

	2025			2024
	Contracts issued			Contracts issued
	Non-onerous	Onerous	Total	Non-onerous	Onerous	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance contract liabilities
Estimate of present value of future cash outflows, excluding insurance acquisition cash flows	747,034	231,589	978,623	652,557	218,540	871,097
Estimates of insurance acquisition cash flows	81,917	16,719	98,636	75,164	17,338	92,502
Estimate of present value of future cash outflows	828,951	248,308	1,077,259	727,721	235,878	963,599
Estimates of present value of future cash inflows	(1,185,466)	(217,294)	(1,402,760)	(1,008,629)	(215,865)	(1,224,494)
Risk adjustment	15,444	2,941	18,385	11,171	2,246	13,417
Contractual service margin	341,071	—	341,071	269,737	—	269,737
Losses on onerous contracts at initial recognition	—	33,955	33,955	—	22,259	22,259

(f) Following is the disclosure of when the CSM is expected to be in profit or loss in future years:

	2025
	Less than a year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Insurance contracts issued -
Pensions	(2,750)	713	3,822	5,936	7,322	334,959	350,002
Life	32,149	29,727	28,627	28,227	28,437	419,014	566,181
General insurance	45,484	33,955	24,251	16,028	9,555	34,484	163,757
	74,883	64,395	56,700	50,191	45,314	788,457	1,079,940

	2024
	Less than a year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Insurance contracts issued -
Pensions	(11,923)	(10,803)	(9,509)	(8,481)	(7,654)	350,817	302,447
Life	(3,773)	(3,615)	(2,780)	(877)	1,665	448,532	439,152
General insurance	30,864	23,683	16,570	11,035	6,961	40,139	129,252
	15,168	9,265	4,281	1,677	972	839,488	870,851

(g) Reconciliation of the amount included in net unrealized income for insurance premium reserves. On transition to IFRS 17, the Group applied the fair value approach for certain groups of contracts with term-life cover and surrender options. The movement in the fair value reserve for related financial assets measured at fair value through other comprehensive income is disclosed below:

	2025	2024
	S/(000)	S/(000)
Cumulative other comprehensive income, opening balance	682,727	744,116
Losses recognized in other comprehensive income in the period	(735,370)	(59,554)
Rate effect of “Renta Particular” contract (*)	(1,850)	1,065
Others	725	(2,900)
Cumulative other comprehensive income, closing balance	(53,768)	682,727

(*) Comprises the variation in market interest rate of contracts with investment component recorded in the caption “other accounts payable, provisions and other liabilities”, see Note 10(a).

15.
Deferred Income Tax asset and liability
(a)
As indicated in Note 3.4(aa), the net deferred tax position has been met based on the separate financial statement of each Subsidiary domiciled in Peru. The following table presents a summary of the items comprising the Subsidiaries' deferred Income Tax:

	2025	2024
	S/(000)	S/(000)
Deferred asset
Tax loss	32,403	22,400
Provision for loan portfolio and other provisions	4,479	3,859
Deferred service income	2,621	5,386
Right-of-use assets	227	436
Others	20,221	15,402
Deferred liability
Deferred cost of POS affiliation and registration	(14,383)	(22,708)
Deemed cost of fixed assets	(1,118)	(2,950)
Others	(2,578)	(2,619)
Total deferred Income Tax asset, net	41,872	19,206
Deferred asset
Provision for loan portfolio and other provisions	212,594	200,241
Deferred income from indirect credits (stand-by letters)	2,946	3,629
Right-of-use assets	2,780	2,299
Unrealized gain from derivatives	1,082	7,743
Modification of rescheduled loan cash flows	714	580
Net unrealized gain from fluctuation in investments through other comprehensive income	360	4,542
Others	24,752	16,793
Deferred liability
Interest of past-due and refinanced loans	(170,965)	(149,111)
Amortization of intangible assets, net	(63,783)	(76,149)
Higher value of intangibles generated by business combination	(62,527)	(68,636)
Deemed cost of fixed assets	(58,056)	(56,481)
Leveling of assets and liabilities	(20,331)	(21,741)
Higher value of property, furniture and equipment and right-of-use generated by business combination	(810)	(889)
Others	(4,882)	(3,473)
Total deferred Income Tax liability, net	(136,126)	(140,653)

(b)
In Management’s opinion, the deferred Income Tax assets will be recovered from the taxable income that will be generated by each company of the Group over the coming years, including the portion that is recorded in the consolidated statement of changes in equity.
(c)
The table below presents the amounts reported in the consolidated statement of income for the years 2025, 2024 and 2023:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Current – Expense	526,913	188,236	140,332
Income tax on dividends, Note 17(b)	40,829	26,076	33,020
Deferred – (Income) Expense	(37,490)	100,053	102,244
	530,252	314,365	275,596

(d)
The table below presents the reconciliation of the effective Income Tax rate to the statutory tax rate for the Group:

	2025		2024		2023
	S/(000)%		S/(000)%		S/(000)%
Income before Income Tax	2,473,447	100.0	1,621,826	100.0	1,354,872	100.0
Theoretical tax	729,667	29.5	478,439	29.5	399,687	29.5
(Decrease) increase in income of Subsidiaries not domiciled in Peru	(40,397)	(1.6)	1,299	0.1	46,453	3.4
Non-taxable income, net	(272,937)	(11.0)	(284,298)	(17.5)	(275,379)	(20.3)
Permanent non-deductible expenses	123,501	5.0	115,616	7.1	109,602	8.1
Non-taxable exchange difference	(9,582)	(0.4)	3,309	0.2	(4,767)	(0.4)
Income Tax	530,252	21.5	314,365	19.4	275,596	20.3

16.
Equity
(a)
Capital stock and distribution of dividends –

IFS’s shares are listed on the Lima Stock Exchange and, since July 2019, they are listed also on the New York Stock Exchange. IFS’s shares have no nominal value and their issuance value was US$9.72 per share. As of December 31, 2025 and 2024, IFS’s capital stock is represented by 115,447,705 subscribed and paid-in common shares.

The General Shareholders’ Meeting of IFS held on March 31, 2026, agreed to distribute dividends charged to profits for the year 2025 for approximately US$207,797,000 (equivalent to S/723,965,000); equivalent to US$1.80 per share, which will be paid on May 5, 2026.

The General Shareholders’ Meeting of IFS held on March 31, 2025, agreed to distribute dividends charged to profits for the year 2024 for approximately US$115,443,000 (equivalent to S/420,096,000); equivalent to US$1.00 per share, which were paid on May 5, 2025.

The General Shareholders’ Meeting of IFS held on April 1, 2024, agreed to distribute dividends charged to profits for the year 2023 for approximately US$115,443,000 (equivalent to S/427,369,000); equivalent to US$1.00 per share, which were paid on April 29, 2024.

The General Shareholders’ Meeting of IFS held on March 31, 2023, agreed to distribute dividends charged to profits for the year 2022 for approximately US$136,222,000 (equivalent to S/511,788,000); equivalent to US$1.18 per share, which were paid on May 8, 2023.

(b)
Treasury stock -

On March 31, 2023, IFS’s shareholders approved the Share Repurchase Program. This program authorized the acquisition of up to US$100 million of common shares, being carried out simultaneously on the Bolsa de Valores de Lima (BVL) and the New York Stock Exchange (NYSE), on one or more dates and at market prices. The program remained in effect until April 17, 2025. Within the framework of this Program, as of December 31, 2025 Interbank holds a total of 3,618,000 shares with an approximate value of S/372,017,000. During the years 2025, 2024 and 2023, Interbank acquired 1,488,000, 1,192,000 and 938,000 shares. The approximate amounts of these acquisitions were S/168,308,000, S/122,688,000 and S/81,021,000, respectively.

On March 31, 2025, IFS’s shareholders approved a new Share Repurchase Program, maintaining a limit of up to US$100 million of common shares under the same conditions as the previous program. This new program will remain in effect until the Board of Directors decides otherwise. Within this new Program, as of December 31, 2025, Interbank holds 700,000 shares with an approximate value of S/91,915,000.

In 2025, Inteligo acquired 18,000 shares of IFS, at market value, for an amount of approximately US$656,000 (equivalent to approximately S/2,326,000).

In 2024, Interfondos acquired 2,000 common shares of IFS, at market value, for an amount of approximately US$45,000 (equivalent to approximately S/169,000). On November 20, 2024, Interfondos sold these shares.

As of December 31, 2025 and 2024, the Company and some Subsidiaries, all together, hold 4,365,000 and 2,159,000 shares issued by IFS, with an acquisition cost of US$127,821,000 (equivalent to S/469,546,000) and US$55,704,000 (equivalent to S/206,997,000), respectively.

(c)
Capital surplus -

Corresponds to the difference between the nominal value of the shares issued and their public offerings price, which were performed in 2007 and 2019. Capital surplus is presented net of the expenses incurred and related to the issuance of such shares.

(d)
Unrealized results, net -

This item is made up as follows:

	Unrealized gain (loss)
	Instruments that will not be reclassified to consolidated statement of income	Instruments to be reclassified to the consolidated statement of income
	Equity instruments at fair value	Debt instruments at fair value	Insurance contracts reserve	Cash flow hedge reserve	Translation of foreign operations	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2023	(46,763)	(2,420,809)	1,711,493	(9,262)	210,920	(554,421)
Effect of changes in the discount rates of pension reserves, Note 3.4(d)	—	—	(968,599)	—	—	(968,599)
Unrealized gain from equity instruments at fair value through other comprehensive income, net of unrealized loss	16,055	—	—	—	—	16,055
Transfer to retained earnings from realized gain from equity instruments at fair value through other comprehensive income, Note 5(g)	(33,433)	—	—	—	—	(33,433)
Unrealized gain from debt instruments at fair value through other comprehensive income, net of unrealized loss	—	1,128,206	—	—	—	1,128,206
Transfer to realized gain from debt instruments at fair value through other comprehensive income, net of realized loss	—	(8,350)	—	—	—	(8,350)
Transfer of impairment on debt instruments at fair value through other comprehensive income	—	7,390	—	—	—	7,390
Variation for net unrealized loss on cash flow hedges	—	—	—	(67,980)	—	(67,980)
Transfer of realized loss on cash flow hedges to consolidated statement of income, net of realized gain	—	—	—	45,309	—	45,309
Translation of foreign operations	—	—	—	—	(21,970)	(21,970)
Balances as of December 31, 2023	(64,141)	(1,293,563)	742,894	(31,933)	188,950	(457,793)
Effect of changes in the discount rates of pension reserves	—	—	(61,299)	—	—	(61,299)
Unrealized gain from equity instruments at fair value through other comprehensive income, net of unrealized loss	1,263	—	—	—	—	1,263
Transfer to retained earnings from realized loss from equity instruments at fair value through other comprehensive income, Note 5(g)	53,737	—	—	—	—	53,737
Unrealized gain from debt instruments at fair value through other comprehensive income, net of unrealized loss	—	259,523	—	—	—	259,523
Transfer to realized gain from debt instruments at fair value through other comprehensive income, net of realized loss	—	(25,325)	—	—	—	(25,325)
Transfer of impairment on debt instruments at fair value through other comprehensive income	—	47,497	—	—	—	47,497
Variation for net unrealized loss on cash flow hedges	—	—	—	(57,848)	—	(57,848)
Transfer of realized loss on cash flow hedges to consolidated statement of income, net of realized gain	—	—	—	40,668	—	40,668
Translation of foreign operations	—	—	—	—	11,747	11,747
Balances as of December 31, 2024	(9,141)	(1,011,868)	681,595	(49,113)	200,697	(187,830)
Effect of changes in the discount rates of pension reserves	—	—	(735,284)	—	—	(735,284)
Unrealized gain from equity instruments at fair value through other comprehensive income, net of unrealized loss	69,079	—	—	—	—	69,079
Unrealized gain from debt instruments at fair value through other comprehensive income, net of unrealized loss.	—	730,337	—	—	—	730,337
Transfer to realized gain from debt instruments at fair value through other comprehensive income, net of realized loss.	—	(101,536)	—	—	—	(101,536)
Transfer of impairment on debt instruments at fair value through other comprehensive income	—	263,368	—	—	—	263,368
Variation for net unrealized gain on cash flow hedges	—	—	—	92,950	—	92,950
Transfer of realized gain on cash flow hedges to consolidated statement of income, net of realized loss	—	—	—	(53,046)	—	(53,046)
Translation of foreign operations	—	—	—	—	(101,063)	(101,063)
Other movements	(13,009)	—	—	—	—	(13,009)
Balances as of December 31, 2025	46,929	(119,699)	(53,689)	(9,209)	99,634	(36,034)

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

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Other comprehensive income that will not be reclassified to the consolidated statement of income in future periods:
Equity instruments at fair value through other comprehensive income
Gains on equity instruments at fair value through other comprehensive income, net	69,079	1,263	16,055
Subtotal	69,079	1,263	16,055
Non-controlling interest	690	190	8
Income Tax	183	1,595	157
Total	69,952	3,048	16,220
Other comprehensive income to be reclassified to the consolidated statement of income in future periods:
Debt instruments at fair value through other comprehensive income
Net gain unrealized on debt instruments at fair value through other comprehensive income	730,337	259,523	1,128,206
Transfer to income of net realized gain on debt instruments at fair value through other comprehensive income	(101,536)	(25,325)	(8,350)
Transfer to income of loss for impairment on debt instruments at fair value through other comprehensive income	263,368	47,497	7,390
Subtotal	892,169	281,695	1,127,246
Non-controlling interest	2,506	1,448	3,618
Income Tax	4,129	3,595	3,645
Total	898,804	286,738	1,134,509
Insurance contracts reserve at fair value	(735,284)	(61,299)	(968,599)
Non-controlling interest	(1,082)	(90)	(1,592)
Total	(736,366)	(61,389)	(970,191)
Cash flow hedges:
Net gain (loss) from cash flow hedges	92,950	(57,848)	(67,980)
Transfer of net realized (gain) loss from cash flow hedge to consolidated statement of income	(53,046)	40,668	45,309
Subtotal	39,904	(17,180)	(22,671)
Non-controlling interest	109	(23)	(105)
Income Tax	6,588	(1,402)	(6,336)
Total	46,601	(18,605)	(29,112)
Foreign currency translation	(101,063)	11,747	(21,970)

(f)
Shareholders’ equity for legal purposes (regulatory capital) -

Within the framework of the Consolidated Supervision regulated by the SBS through the Regulation for the Consolidated Supervision of Financial and Mixed Conglomerates, approved by SBS Resolution No. 11823-2010 and amendments, the Intercorp Group must meet certain capital requirements as well as global and concentration limits, among other requirements, applicable to its Financial Group, which is defined by the SBS. As of December 31, 2025 and 2024, the Financial Group is comprised of Intercorp Financial Services Inc., its subsidiaries and InFinance XP S.A. (formerly Financiera Oh! S.A.), a related entity, subsidiary of Intrecorp Peru.

On the other hand, as of December 31, 2025 and 2024, the regulatory capital required for Interbank, Interseguro and Inteligo Bank (a Subsidiary of Inteligo Group Corp.), is calculated based on the separate financial statement of each Subsidiary and prepared following the accounting principles and practices of their respective regulators (the SBS or the Central Bank of the Bahamas, in the case of Inteligo Bank).

As of December 31, 2025 and 2024, the Company and its subsidiaries have complied with the capital requirements and complementary provisions established by their regulators for individual and consolidated supervision purposes, as applicable.

The regulatory capital required for Interbank, Interseguro and Inteligo Bank is detailed below:

Interbank’s regulatory capital -

According to Legislative Decree No. 1028 and amendments, Interbank’s regulatory capital must be equal to or higher than 10 percent of the assets and contingent credits weighted by total risk represented by the sum of: the regulatory capital requirement for market risk multiplied by 10, the regulatory capital requirement for operational risk multiplied by 10 and the assets and contingent credits weighted by credit risk. SBS Resolution No. 3952-2022 and its amendments, establishing that within the period between January and March 2023, the regulatory capital for financial companies must be equal or higher than 8.5 percent of the assets and contingent assets weighted by total risks; equal or higher than 9 percent between April 2023 and August 2024; equal or higher than 9.5 percent between September 2024 and February 2025; and higher or equal 10 percent from March 2025 onwards, accordingly, the regulation for the capital requirement for credit risk is also amended, superseding Multiple Official Letter No. 27358-2021-SBS and Emergency Decree No. 003-2022.

As of December 31, 2025 and 2024, in application of the current SBS Resolutions, Interbank maintains the following amounts related to the risk weighted assets and contingent and regulatory capital (basic and supplementary):

	2025	2024
	S/(000)	S/(000)
Total risk weighted assets and credits	69,129,765	64,308,282
Total regulatory capital	11,076,092	10,239,304
Basic regulatory capital (Level 1)	8,641,287	7,892,361
Supplementary regulatory capital (Level 2)	2,434,805	2,346,943
Global capital to regulatory capital ratio	16.02%	15.92%

As of December 31, 2025 and 2024, Interbank has complied with SBS Resolutions No.2115-2009, No.6328-2009, No.14354-2009, No.4128-2014, “Regulations for the Regulatory Capital Requirement for Operational Risk”, “Market Risk” and “Credit Risk”, respectively, and their amendments. These resolutions establish, mainly, the methodologies to be applied by financial entities to calculate the assets and credits weighted per type of risk.

SBS Resolution No. 3953-2022 establishes the calculation of the regulatory capital requirement for additional risks, which shall be equal to the sum of the regulatory capital requirements for concentration risk plus the regulatory capital requirements of interest rate risk in the banking book, repealing SBS Resolution No. 8425-2011. As of December 31, 2025 and 2024, the regulatory capital requirement for additional risks is approximately S/829,445,000 and S/731,841,000, respectively.

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

The solvency net equity is represented by the higher amount between the solvency margin and the minimal capital. As of December 31, 2025 and 2024, the solvency net equity is represented by the solvency margin. The solvency margin is the complementary support that insurance entities must maintain to deal with possible situations of excess claims not foreseen in the establishment of technical reserves. The total solvency margin corresponds to the sum of the solvency margins of each branch in which Interseguro operates.

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

As of December 31, 2025 and 2024, Interseguro’s surplus equity is as follows:

	2025	2024
	S/(000)	S/(000)
Regulatory capital	1,657,014	1,509,399
Less
Solvency equity (solvency margin)	750,377	706,926
Guarantee fund	626,067	499,073
Surplus	280,570	303,400

Inteligo Bank’s regulatory capital –

The Central Bank of the Bahamas requires Inteligo Bank to maintain a regulatory capital of not less than 8 percent of its risk weighted assets. Inteligo Bank’s capital ratio as of December 31, 2025 and 2024 is the following:

	2025	2024
	US$(000)	US$(000)
Total eligible capital	184,221	157,178
Total risk weighted assets	847,099	812,526
Capital adequacy ratio (in percentage)	21.75	19.34

In Management’s opinion, IFS and its Subsidiaries have complied with the requirements set forth by the regulatory entities.

(g)
Reserves -

The Board of Directors’ Meeting of IFS held on March 31, 2025, agreed to constitute reserves for S/800,000,000 charged to retained earnings.

The Board of Directors’ Meeting of IFS held on November 12, 2024, agreed to constitute reserves for S/2,300,000,000 charged to retained earnings.

(h)
Subsidiaries’ legal and special reserves -

In accordance with Peruvian regulations, the Subsidiaries domiciled in Peru are required to establish a reserve equivalent to a certain percentage of their paid-in capital (20 or 35 percent, depending on their economic activity) through annual transfers of not less than 10 percent of their net income. As of December 31, 2025 and 2024, the reserves constituted by the Peruvian subsidiaries amounted to S/1,893,313,000 and S/1,779,383,000, respectively.

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

(b)
Individuals domiciled in Peru, as well as individuals and legal entities not domiciled in Peru are subject to an additional tax (equivalent to 5 percent) on dividends received from entities domiciled in Peru. In this regard, the dividends paid by Peruvian subsidiaries to IFS are subject to the aforementioned withholding, which IFS records as an expense of the year. In this sense, during 2025, 2024 and 2023, the Company has recorded a provision for S/40,829,000, S/26,076,000 and S/33,020,000, respectively, in the caption “Income Tax” of the consolidated statement of income.

(c)
IFS’s Subsidiaries incorporated in Peru are subject to the payment of Peruvian taxes; hence, they must calculate their tax expenses on the basis of their separate financial statements. The Income Tax rate as of December 31, 2025 and 2024, was 29.5 percent, over the taxable income.
(d)
With regard to subsidiaries domiciled in Peru, the Tax Authority (henceforth “SUNAT”, by its Spanish acronym) is legally entitled to perform tax audit procedures for up to four years subsequent to the date at which the tax return regarding a taxable period must be filed.

Following are the Income Tax periods subject to inspection by the main subsidiaries, in force as of December 31, 2025:

Subsidiary	Years subject to review
Interbank	From 2021 to 2024
Interseguro	From 2021 to 2024
Izipay	From 2021 to 2024
Procesos de Medios de Pago	From 2021 to 2024

Due to the possible interpretations that the SUNAT may have on the legislation in force, it is not possible to determine at this date whether or not the reviews performed will result in liabilities for the Subsidiaries; therefore, any higher tax or surcharge that may result from possible tax reviews would be applied to the results of the year in which it is determined.

In the normal course of their operations, some subsidiaries maintain various tax processes related to their activities in Peru. The most relevant tax processes for the main businesses are described below:

Interbank:

Tax periods from 2003 to 2006:

For these periods, the most relevant matter subject to discrepancy with SUNAT corresponds to whether the “interest in suspense” are subject to Income Tax or not. In this sense, Interbank considers that the interest in suspense does not constitute accrued income, in accordance with the SBS’s regulations and IFRS accounting standards, which is also supported by a ruling by the Permanent Constitutional and Social Law Chamber of the Supreme Court issued in August 2009 and a statement from the month of June 2019.

In this context, regarding the tax period corresponding to 2003 and after a prolonged claims process in various instances, through a Resolution of Coactive Collection issued in October 2024, SUNAT required Interbank to pay the debt of the Third Category Income Tax for approximately S/17,800,000 (including taxes, fines and arrears), an amount that was paid by Interbank in November 2024; however, the process continues in the Judiciary.

Regarding the tax period corresponding to 2004, through a Resolution of Coactive Collection issued in May 2025, SUNAT required Interbank to pay the debt of the advance payments of Income Tax corresponding to the periods of March to December 2004 for approximately S/7,000,000 (including taxes, fines and arrears), an amount that was paid by Interbank in May 2025; however, the process continues in the Judiciary.

Regarding the tax period corresponding to 2005, through a Resolution of Coactive Collection issued in March 2025, SUNAT required Interbank to pay the debt of the Third Category Income Tax and the advance payments of the Income Tax corresponding to the periods of January and February 2005 for approximately S/11,300,000 (including taxes, fines and arrears), an amount that was paid by Interbank in April 2025; however, the process continues in the Judiciary.

On the other hand, regarding the tax period corresponding to 2006, through Resolutions of Coactive Collection issued in May and June of 2025, SUNAT required Interbank to pay the debt of the Third Category Income Tax and the advance payments of the Income Tax corresponding to the periods February to December 2006 for approximately S/3,100,000 and S/28,800,000, respectively, amounts that were paid by Interbank in June of 2025; however, the process continues in the Judiciary.

Tax period 2010:

In February 2017, SUNAT closed the audit procedure corresponding to the Income Tax for the year 2010. Interbank paid the debt under protest and filed an appeal which is pending resolution by the Tax Court.

Tax period 2012:

In July 2020, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the third-category Income Tax for the fiscal year 2012. As of December 31, 2025 and 2024, the tax debt claimed by the SUNAT amounted to S/14,700,000 and S/14,600,000, respectively. As of the date of this report, the process is on appeal, pending resolution by the Tax Court.

Tax period 2013:

In December 2022, SUNAT through Resolution of Coactive Collection, notified the payment of the third-category Income Tax debt corresponding to the period 2013, for approximately S/62,000,000 (which includes the tax, fines and interest arrears), an amount that was paid by Interbank in February 2023; however, the process continues before the Judiciary.

In November 2025, SUNAT, through a Compliance Resolution, notified Interbank of a new tax debt amounting to S/35,800,000; however, it is currently under appeal before the Tax Court and the Judiciary.

Tax periods 2014, 2015 and 2018:

The tax audits for the 2014, 2015, and 2018 tax years are under appeal. The alleged tax debt related to Income Tax amounts to a total of S/96,279,000 and S/92,978,000 as of December 31, 2025 and 2024, respectively; pending resolution by the Tax Court.

Tax period 2019:

In October 2023 and February 2024, SUNAT notified of the beginning of the audit process to Interbank regarding the third-category Income Tax and Transfer Prices corresponding to the period 2019, respectively. In May 2025, Interbank was notified with Resolutions of Determination and Penalty corresponding to Income Tax and advance payments of the third category Income Tax for the 2019 fiscal year for approximately S/9,700,000, of which Interbank paid S/5,000,000. As of the date of this report, the Claim Appeal is pending resolution.

Tax period 2020:

As of the date of this report, the 2020 tax period is under audit.

Interbank has recorded accounts receivable for payments made to the Tax Administration, which, in the opinion of Interbank's Management and its legal advisors, have a probability of recovery

Procesos de Medios de Pago:

In December 2024, SUNAT concluded the definite audit procedure of the Income Tax for the period 2020, without material observations.

Izipay:

As of December 31, 2025 and 2024, Izipay maintains carryforward tax losses amounting to S/104,290,500 and S/70,043,812, respectively. In application of current tax regulations, Izipay opted for system “B” to offset its tax losses. Through this system, the tax loss may be offset against the net income obtained in the following years, up to 50 percent of said income until they are extinguished; therefore, they do not have an expiration date.

In the opinion of IFS Management, its Subsidiaries and its legal advisers, any eventual additional tax would not be significant for the consolidated financial statements as of December 31, 2025 and 2024.

(e)
In 2024, The Bahamas implemented a Qualified Domestic Minimum Top-Up Tax ("QDMTT") pursuant to the rules of the global minimum corporate tax rate, published by the Organization for Economic Cooperation and Development (“OECD”). For companies incorporated in the Bahamas belonging to the Intercorp Group, the QDMTT is applicable from the 2025 fiscal year onwards.

On December 21, 2024, Spain adopted the Income Inclusion Rule (“IIR”) and the QDMTT in accordance with the OECD global minimum tax rules, applicable to the fiscal years starting December 31, 2023. Spain also adopted the Undertaxed Profits Rule (“UTPR”), in accordance with the OECD global minimum tax rules for the fiscal years starting December 31, 2024.

These taxes are applicable to multinational groups with annual consolidated income of at least 750 million euros, which will be subject to a minimum effective tax rate of 15 percent.

In the opinion of IFS’ Management and its legal advisors, the application of this regulation would not have a significant impact on the Group's consolidated financial statements.

(f)
For the purpose of determining the Income Tax, the transfer prices of transactions with related companies and with companies domiciled in countries or territories that are non-cooperating or low or zero tax countries or territories, or with entities or permanent establishments whose income, revenues or gains from said contracts are subject to a preferential tax regime, must be supported by documented information on the valuation methods used and the criteria considered for their determination. The Tax Administration is authorized to request this information from the IFS's subsidiaries.

Through the aforementioned Legislative Decree No. 1312, specific rules were established for services received from related parties. Specifically, it was established that expenses related to such transactions would only be deductible if taxpayers comply with, among others, the following requirements: i) having a Benefit Test demonstrating the economic and commercial value provided by the service received; ii) having all supporting documentation to prove the actual rendering and authenticity of the services; iii) having the documented breakdown of the costs and expenses incurred by the service provider; iv) 'low value-added' services may not have a margin exceeding 5 percent over their costs and expenses (any excess may be considered non-deductible).

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

(g)
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

(h)
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
(i)
The use of payment methods is regulated by Act No. 28194 (Act for the Fight Against Tax Avoidance and for the Formalization of the Economy, henceforth, the “Act”), which is referred to the obligation to bankarize certain operations for certain amounts through Entities of the Financial System (“ESF”, by its Spanish acronym). In effect, the Article 4 of the Act, modified by Legislative Decree No. 1529, establishes that the minimum amount for the use of payment methods is two thousand Soles (S/2,000) or five hundred American Dollars (US$500). This means that, in general, every operation above the aforementioned amounts performed by both legal and natural persons have to the channeled through EFSs.
(j)
Legislative Decree No. 1535, in effect since 2022, creates de “compliance profile” of taxpayers according to their tax-payment record, thus classifying them into five levels. This rating influences the lead times to rectify tax returns and minimum payments. It is assigned quarterly and affects controls and penalties by SUNAT. However, Supreme Decree No. 018-2025-EF extended from four (as it originally was) to eight the test ratings of the tax compliance profiles. To date, it is under trial period until the second quarter of 2026.

(k)
Legislative Decree No. 1623, in effect since 2024 and which modifies the IGV Act, establishes a mechanism for the collection of taxes related to the use of digital services and the import of intangible goods when the user o buyer is a natural person domiciled in Peru and does not perform any business activity. Additionally, Supreme Decree No. 157-2024-EF, regulates some aspects for the better application of the mechanism of tax collection, among which are the following: (i) identification of entities of the Peruvian financial system that will act as payment facilitators; (ii) definition of underlying transaction for purposes of intermediation services; and (iii) the dynamics for the tax clearing of IGV collection and withholding that have been made inadequately or in excess.

Based on the analysis of the operations of IFS subsidiaries, Management and its legal advisors believe that, as a result of the application of these standards, no significant contingencies will arise for IFS and its Subsidiaries as of December 31, 2025 and 2024.

18.
Off-balance sheet accounts
(a)
The table below presents the components of this caption:

	2025	2024
	S/(000)	S/(000)
Contingent credits - indirect loans (b), Note 6(a)
Guarantees and stand-by letters	5,149,829	4,695,331
Import and export letters of credit	417,893	373,363
	5,567,722	5,068,694
Derivatives
Held for trading: Note 10(b)
Forward foreign currency agreements, see Note 29.2(b)(i):
Forward currency agreements – purchase	1,947,184	2,514,195
Forward currency agreements – sale	4,153,473	4,078,348
Forward foreign currency agreements in other currencies	954,509	499,528
Foreign currency options	1,920	2,518
Swap agreements, see Note 29.2(b)(ii):
Currency swaps: Foreign currency delivery / receipt in Soles	115,284	156,678
Currency swaps: Soles delivery / receipt in foreign currency	665,899	1,742,670
Interest rate swaps	3,418,425	1,742,139
Designated as hedges: Note 10(b)
Cash flows:
Cross currency swaps	2,018,800	2,334,880
	13,275,494	13,070,956
Responsibilities for credit lines granted (cancellable) (c)	11,406,827	10,564,239
Responsibilities for credit lines – commercial and others (d)	3,007,226	2,972,089
Total	33,257,269	31,675,978

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

19.
Interest income and expenses, and similar accounts
(a)
This caption is comprised of the following:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Interest and similar income
Interest on loan portfolio	5,080,562	5,158,254	5,324,587
Interest on investments at fair value through other comprehensive income	1,186,037	1,218,304	1,199,059
Interest on due from banks and inter-bank funds	297,662	372,622	367,167
Interest on investments at amortized cost	230,445	217,716	172,602
Dividends on financial instruments, Note 5(e) and (f)	76,776	49,396	42,779
Others	16,895	13,099	14,217
Total	6,888,377	7,029,391	7,120,411
Interest and similar expenses
Interest and fees on deposits and obligations	(1,245,794)	(1,495,881)	(1,662,139)
Interest and fees on due to banks and correspondents	(413,547)	(482,392)	(474,362)
Interest on bonds, notes and other obligations	(386,383)	(327,385)	(311,665)
Insurance contract expense with investment component, Note 3.4(d.1.5)	(103,962)	(71,202)	(51,190)
Deposit insurance fund fees	(90,604)	(86,776)	(81,171)
Interest on lease payments, Note 8(f)	(9,545)	(7,627)	(5,562)
Others	(9,136)	(9,007)	(6,277)
Total	(2,258,971)	(2,480,270)	(2,592,366)

(b)
The amounts shown in paragraph (a) above, include interest income and expenses calculated using the effective interest rate (EIR), which are related to the following items:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Financial assets measured at amortized cost	5,608,669	5,748,592	5,864,356
Financial assets measured at fair value through other comprehensive income	1,186,037	1,218,304	1,199,059
Total interest from financial assets calculated at EIR	6,794,706	6,966,896	7,063,415
Financial liabilities measured at amortized cost	(2,055,269)	(2,313,285)	(2,453,728)

20.
Fee income from financial services, net
(a)
This caption is comprised of the following:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Income
Performance obligations at a point in time:
Accounts maintenance, carriage, transfers, and debit and credit card fees	797,419	755,432	747,568
Income from services (acquirer and issuer role) (b)	718,192	733,885	738,177
Banking service fees	241,186	196,985	208,420
Brokerage and custody services	12,196	8,116	5,811
Others	24,433	30,370	36,393

Performance obligations over time:
Funds management	177,450	158,928	137,137
Contingent loans fees	65,988	67,045	68,355
Collection services	51,520	55,978	60,648
Others	27,376	18,694	28,757
Total (c)	2,115,760	2,025,433	2,031,266

Expenses
Expenses for services (acquirer and issuer role) (b)	(346,441)	(343,038)	(339,846)
Credit cards	(162,571)	(177,492)	(199,464)
Credit card processing commissions	(114,604)	(103,838)	(85,741)
Local banks fees	(75,522)	(71,564)	(58,956)
Digital services fees	(71,059)	(53,857)	(19,451)
Credit life insurance premiums	(67,244)	(71,239)	(71,796)
Foreign banks fees	(27,809)	(25,778)	(26,285)
Registry expenses	(2,380)	(1,865)	(1,466)
Others	(28,499)	(33,819)	(49,799)
Total	(896,129)	(882,490)	(852,804)
Net	1,219,631	1,142,943	1,178,462

(b)
Corresponds to the management and operation of the shared service of transaction processing of credit and debit cards, for clients of Izipay.

(c)
Fee income by geographic distribution for the years ended December 31, 2025, 2024 and 2023 is presented below:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Country
Peru	2,005,345	1,919,295	1,931,303
Panama	110,415	106,138	99,963
Total	2,115,760	2,025,433	2,031,266

21.
Other income and (expenses)
(a)
This caption is comprised of the following:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Other income
Gain from sale of written-off-loans (b)	39,255	2,542	18,770
Maintenance, installation and sale of POS equipment	21,296	23,269	28,743
Other technical income from insurance operations	9,342	4,162	10,163
Income from investments in associates	7,612	7,447	—
Services rendered to third parties	6,800	8,223	7,512
Income from ATM rentals	5,545	5,507	5,365
Profit from sale of property, furniture and equipment, Note 8(e)	2,078	12,879	15,300
Others	49,535	57,193	70,847
Total other income	141,463	121,222	156,700
Other expenses
Commissions from insurance activities	(61,066)	(38,780)	(42,400)
Administrative and tax penalties	(17,675)	(16,277)	(20,198)
Expenses related to rental income	(13,294)	(12,607)	(5,814)
Sundry technical insurance expenses	(11,458)	(14,414)	(10,066)
Provision for accounts receivable	(8,673)	(11,508)	(13,847)
Donations	(4,418)	(4,826)	(4,529)
Write-off of intangibles, Note 9(a)	(3,166)	(10,400)	(3,455)
Provision for sundry risk	(2,633)	(29,290)	(4,138)
Cost of sale of POS equipment	(1,024)	(1,154)	(12,819)
Others (*)	(37,090)	(55,703)	(67,726)
Total other expenses	(160,497)	(194,959)	(184,992)

(*) During the year 2025, 2024 and 2023, corresponds mainly to expenses for operational write-offs, among other minor expenses.

(b)
During the years 2025, 2024 and 2023, Interbank sold written-off loan portfolios, in cash and to non-related third parties. The nominal value of the credits sold amounted to S/2,839,642,000, S/248,249,000 and S/1,300,296,000, respectively.

22.
Result from insurance activities

(a) This caption is comprised of the following:

	2025				2024				2023
	General insurance	Pensions	Life	Total	General insurance	Pensions	Life	Total	General insurance	Pensions	Life	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Insurance service income -
Contracts measured under BBA and VFA (*):
CSM recognized for services rendered	56,979	11,416	63,868	132,263	61,800	3,970	28,826	94,596	49,191	3,609	27,978	80,778
Change in Risk adjustment for non-financial risk	2,826	15,208	1,594	19,628	3,083	7,756	(358)	10,481	1,476	255	(1,850)	(119)
Insurance service expenses and expected claims incurred	70,961	287,259	97,386	455,606	68,268	282,141	74,944	425,353	69,145	273,396	62,348	404,889
Recovery of cash for insurance acquisition	5,028	923	14,352	20,303	4,846	536	10,023	15,405	3,489	273	6,613	10,375

Contracts measured under PAA:
Premiums assigned to the period	241,217	251,447	3,902	496,566	219,600	—	3,323	222,923	220,616	—	4,097	224,713
	377,011	566,253	181,102	1,124,366	357,597	294,403	116,758	768,758	343,917	277,533	99,186	720,636

Insurance service expenses -
Claims incurred expenses and other expenses	(93,054)	(951,035)	(141,761)	(1,185,850)	(84,337)	(816,857)	(125,923)	(1,027,117)	(108,805)	(798,733)	(114,753)	(1,022,291)
Onerous contract losses and loss reversion	944	75,101	2,999	79,044	7,095	50,870	(188)	57,777	38,101	66,230	11,636	115,967
Amortization of insurance acquisition cash flows	(156,188)	(923)	(14,352)	(171,463)	(125,876)	(536)	(10,021)	(136,433)	(120,123)	(273)	(6,613)	(127,009)
Changes to liabilities for incurred claims	(58,636)	422,727	54,999	419,090	(70,556)	487,468	56,001	472,913	(58,030)	477,027	64,182	483,179
	(306,934)	(454,130)	(98,115)	(859,179)	(273,674)	(279,055)	(80,131)	(632,860)	(248,857)	(255,749)	(45,548)	(550,154)
Insurance service results	70,077	112,123	82,987	265,187	83,923	15,348	36,627	135,898	95,060	21,784	53,638	170,482
Reinsurance income	(957)	(2,527)	(4,955)	(8,439)	(4,009)	(3,166)	(7,432)	(14,607)	(4,868)	2,986	(5,326)	(7,208)
Financial result of insurance operations (b)	—	(652,135)	(61,662)	(713,797)	—	(627,062)	(32,903)	(659,965)	—	(645,317)	(30,951)	(676,268)
Result from insurance activities (**)	69,120	(542,539)	16,370	(457,049)	79,914	(614,880)	(3,708)	(538,674)	90,192	(620,547)	17,361	(512,994)

(*) BBA Method (Building Block Approach) and VFA Method (Variable Fee Approach).

(**) Before expenses attributed to the insurance activity that are presented in the caption “Other expenses” in the consolidated statement of income, and that correspond to salaries and employee benefits, administrative expenses, depreciation and amortization, and other expenses for S/409,252,000, S/368,885,000 and S/334,602,000 as of December 31, 2025, 2024 and 2023, respectively. See also financial information by segments in Note 27.

(b) The composition of the financial result of insurance operations, is as follows:

	2025			2024			2023
	Pensions	Life	Total	Pensions	Life	Total	Pensions	Life	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial expenses for issued insurance contracts -
Changes in the obligation to pay the fair value holder of the underlying assets of direct participation agreements due to the investment’s return	—	(13,571)	(13,571)	—	96	96	—	(10,499)	(10,499)
Interest credited	(566,646)	(43,705)	(610,351)	(562,252)	(35,858)	(598,110)	(541,468)	(23,088)	(564,556)
Changes in interest rate and other financial hypotheses	(63,245)	3,894	(59,351)	(64,811)	3,879	(60,932)	(103,853)	3,257	(100,596)
Effect of changes in current estimates and in CSM adjustment rates in relation to the rates used in the initial recognition	(22,244)	(8,280)	(30,524)	1	(1,020)	(1,019)	4	(621)	(617)
	(652,135)	(61,662)	(713,797)	(627,062)	(32,903)	(659,965)	(645,317)	(30,951)	(676,268)

Financial income from insurance contracts -
Interest credited	—	—	-	—	—	-	—	—	-
Effect of changes in interest rates and other financial hypotheses	—	—	-	—	—	-	—	—	-
Exchange differences	—	—	—	—	—	—	—	—	—
Effect of changes in current estimates and in CSM adjustment rates in relation to the rates used in the initial recognition	—	—	-	—	—	-	—	—	-
	-	-	-	-	-	-	-	-	-
Result from insurance activities	(652,135)	(61,662)	(713,797)	(627,062)	(32,903)	(659,965)	(645,317)	(30,951)	(676,268)

23. Salaries and employee benefits

This caption is comprised of the following:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Salaries	753,114	672,180	655,665
Vacations, health insurance and others	112,912	111,886	87,996
Workers’ profit sharing	111,775	46,691	38,018
Social security	79,588	71,573	66,331
Severance indemnities	58,224	52,916	49,265
Total	1,115,613	955,246	897,275

The average number of employees for the years 2025, 2024 and 2023 was 9,229, 8,542 and 8,333 respectively.

24. Administrative expenses

(a)
This caption is comprised of the following:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Services received from third parties (b)	1,348,347	1,248,183	1,202,017
Taxes and contributions	83,252	83,454	77,202
Rental expenses (c) and Note 8(e)	5,229	5,317	9,643
Total	1,436,828	1,336,954	1,288,862

(b)
Services received from third parties correspond mainly to computer equipment repair and maintenance services, credit cards associated expenses, transportation services of securities, agency rentals, advertising and public relations, customer loyalty programs, marketing on digital media, telecommunications and professional fees, among others.
(c)
During the years 2025, 2024 and 2023 correspond mainly to short-term leases, see Note 3.4(k).

25.
Earnings per share

The following table presents the calculation of the weighted average number of shares and the basic and diluted earnings per share, determined and calculated based on the earnings attributable to the Group, as described in Note 3.4(ad):

	Outstanding shares	Shares considered in computation	Effective days in the year	Weighted average number of shares
	(in thousands)	(in thousands)		(in thousands)
Year 2023
Balance as of January 1, 2023	115,418	115,418	365	115,418
Sale of treasury stock	1	1	277	1
Purchase of treasury stock	(939)	(939)	158	(407)
Balance as of December 31, 2023	114,480	114,480		115,012
Net earnings attributable to IFS’s shareholders S/(000)				1,072,728
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				9.327
Year 2024
Balance as of January 1, 2024	114,480	114,480	365	114,480
Sale of treasury stock	2	2	41	0
Purchase of treasury stock	(1,194)	(1,194)	59	(193)
Balance as of December 31, 2024	113,288	113,288		114,287
Net earnings attributable to IFS’s shareholders S/(000)				1,300,078
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				11.376
Year 2025
Balance as of January 1, 2025	113,288	113,288	365	113,288
Purchase of treasury stock	(2,206)	(2,206)	261	(1,575)
Balance as of December 31, 2025	111,082	111,082		111,713
Net earnings attributable to IFS’s shareholders S/(000)				1,932,470
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				17.299

26.
Transactions with related parties and affiliated entities
(a)
The table below presents the main transactions with related parties and affiliated entities as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023:

	2025	2024
	S/(000)	S/(000)
Assets
Instruments at fair value through profit or loss	353	819
Investments at fair value through other comprehensive income	74,104	72,906
Loans, net (b)	2,272,336	1,805,083
Accounts receivable	105,897	87,889
Other assets	9,606	11,454

Liabilities
Deposits and obligations	1,430,409	1,084,713
Other liabilities	120,612	224,391

Off-balance sheet accounts
Indirect loans (b)	65,778	59,399

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Income (expenses)
Interest and similar income	138,448	117,713	95,604
Rental income	37,685	28,833	25,532
Valuation of financial derivative instruments	—	—	106
Interest and similar expenses	(25,449)	(32,031)	(39,749)
Administrative expenses	(42,530)	(45,320)	(39,897)
Loss on sale of investment properties, Note 7(b)	—	(3,176)	—
Others, net	65,219	61,889	63,626

(b)
As of December 31, 2025 and 2024, the detail of loans is the following:

	2025			2024
	Direct Loans	Indirect Loans	Total	Direct Loans	Indirect Loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Affiliated	1,581,492	15,908	1,597,400	1,502,218	15,731	1,517,949
Associates	690,844	49,870	740,714	302,865	43,668	346,533
	2,272,336	65,778	2,338,114	1,805,083	59,399	1,864,482

(c)
As of December 31, 2025 and 2024, the directors, executives and employees of the Group have been involved in credit transactions with certain subsidiaries of the Group, between the permitted limits by Peruvian law for financial entities. As of December 31, 2025 and 2024, direct loans to employees, directors and executives amounted approximately to S/256,398,000 and S/235,235,000, respectively; said loans are repaid monthly and bear interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with shares of any Subsidiary.

(d)
The Group’s key personnel basic remuneration for the years ended December 31, 2025, 2024 and 2023, is presented below:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Salaries	34,736	32,865	28,325
Board of Directors’ compensations	3,276	3,456	3,151
Total	38,012	36,321	31,476

(e)
As of December 2025 and 2024, the Group holds participation in different mutual funds that are managed by its subsidiary Interfondos, which are classified as investments at fair value through profit or loss for S/184,000 and S/2,364,000, respectively.
(f)
In Management’s opinion, transactions with related companies have been performed under market conditions and within the limits permitted by the SBS.

27.
Business segments

The Chief Operating Decision Maker (“CODM”) of IFS is the Chief Executive Officer (“CEO”).

The business segments monitor the operating results of their business units separately to make decisions on the distribution of resources and performance assessment. Segments performance is assessed based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

As of December 31, 2023, the Group had four operating business segments: Banking, Insurance, Wealth Management and Payments. In 2024, the Group performed an assessment of the operating business segments, taking into consideration, among others, relevance criteria regarding revenues, income and the Group’s consolidated assets, and concluded that the segment Payments will no longer be an operating business segment and will be presented jointly with the rest of the Group’s Subsidiaries that are not part of an operating segment. This conclusion is in line with the thresholds established by IFRS 8 “Operating Segments”, according to which said segment does not exceed the following limits:

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

Accordingly, as of December 31, 2025 and 2024, the Group presents three operating business segments:

Banking -

Mainly loans, credit facilities, deposits and current accounts.

Insurance -

It provides life annuity products with single-premium payment and conventional life insurance products, as well as other retail insurance products.

Wealth management -

It provides brokerage and investment management services. Inteligo serves mainly Peruvian citizens.

No revenue from transactions with a single external customer or counterparty exceeded 10 percent of the Group’s total revenues in the years 2025, 2024 and 2023.

The following table presents the Group’s financial information by business segments for the years ended December 31, 2025, 2024 and 2023:

	2025
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total income (**)
Third party	7,778,285	2,318,167	521,218	708,709	11,326,379
Inter-segment	(173,018)	(5,614)	(4,450)	183,082	—
Total income	7,605,267	2,312,553	516,768	891,791	11,326,379
Consolidated statement of income
Interest and similar income	5,815,687	921,779	160,076	(9,165)	6,888,377
Interest and similar expenses	(1,980,679)	(184,452)	(98,572)	4,732	(2,258,971)
Net interest and similar income	3,835,008	737,327	61,504	(4,433)	4,629,406
(Loss) recovery due to impairment of loans	(1,136,728)	—	20	1	(1,136,707)
(Loss) recovery due to impairment of financial investments	(30)	(264,123)	376	16	(263,761)
Net interest and similar income after impairment loss on loans	2,698,250	473,204	61,900	(4,416)	3,228,938
Fee income from financial services, net	884,628	(12,622)	195,956	151,669	1,219,631
Net gain (loss) on sale of financial investments	67,504	34,942	(391)	—	102,055
Other income	552,739	237,079	162,869	143,134	1,095,821
Result from insurance activities	—	(47,777)	—	(20)	(47,797)
Depreciation and amortization	(307,101)	(20,427)	(8,285)	(114,454)	(450,267)
Other expenses	(1,942,038)	(425,609)	(166,997)	(178,294)	(2,712,938)
Income (expense) before exchange diference and Income Tax	1,953,982	238,790	245,052	(2,381)	2,435,443
Exchange difference	2,438	35,747	(1,137)	956	38,004
Income Tax	(481,423)	—	(12,779)	(36,050)	(530,252)
Net profit (loss) for the year	1,474,997	274,537	231,136	(37,475)	1,943,195
Attributable to:
IFS’s shareholders	1,474,997	274,537	231,136	(48,200)	1,932,470
Non-controlling interest	—	—	—	10,725	10,725
	1,474,997	274,537	231,136	(37,475)	1,943,195

(*) Corresponds to financial information of IFS and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

(**) Corresponds to interest income, net profit on the sale of financial investments, other income, income from commissions for banking services and income from insurance services.

	2024
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Total income (**)
Third party	7,732,766	1,760,985	435,882	685,558	10,615,191
Inter-segment	(154,329)	(4,517)	(2,355)	161,201	—
Total income	7,578,437	1,756,468	433,527	846,759	10,615,191
Consolidated statement of income
Interest and similar income	5,969,629	870,993	178,160	10,609	7,029,391
Interest and similar expenses	(2,217,197)	(153,464)	(108,466)	(1,143)	(2,480,270)
Net interest and similar income	3,752,432	717,529	69,694	9,466	4,549,121
Loss due to impairment of loans	(1,719,913)	—	(266)	—	(1,720,179)
Loss due to impairment of financial investments	(982)	(45,910)	(585)	(44)	(47,521)
Net interest and similar income after impairment loss on loans	2,031,537	671,619	68,843	9,422	2,781,421
Fee income from financial services, net	791,815	(10,628)	170,955	190,801	1,142,943
Net gain (loss) on sale of financial investments	12,995	17,664	(4,115)	—	26,544
Other income	500,512	103,571	89,331	71,653	765,067
Result from insurance activities	—	(169,750)	—	(39)	(169,789)
Depreciation and amortization	(294,514)	(22,091)	(8,734)	(87,718)	(413,057)
Other expenses	(1,762,494)	(379,087)	(166,789)	(178,789)	(2,487,159)
Income before exchange diference and Income Tax	1,279,851	211,298	149,491	5,330	1,645,970
Exchange difference	(7,402)	(9,390)	(2,066)	(5,286)	(24,144)
Income Tax	(265,096)	—	(10,089)	(39,180)	(314,365)
Net profit (loss) for the year	1,007,353	201,908	137,336	(39,136)	1,307,461
Attributable to:
IFS’s shareholders	1,007,353	201,908	137,336	(46,519)	1,300,078
Non-controlling interest	—	—	—	7,383	7,383
	1,007,353	201,908	137,336	(39,136)	1,307,461

(*) Corresponds to financial information of IFS and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

(**) Corresponds to interest income, net profit on the sale of financial investments, other income, income from commissions for banking services and income from insurance services.

	2023 (*)
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (**)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Total income (***)
Third party	7,812,858	1,695,222	291,408	630,640	10,430,128
Inter-segment	(126,620)	(4,975)	(1,386)	132,981	—
Total income	7,686,238	1,690,247	290,022	763,621	10,430,128
Consolidated statement of income
Interest and similar income	6,076,020	851,648	183,926	8,817	7,120,411
Interest and similar expenses	(2,363,800)	(126,704)	(98,370)	(3,492)	(2,592,366)
Net interest and similar income	3,712,220	724,944	85,556	5,325	4,528,045
(Loss) recovery due to impairment of loans	(1,981,988)	—	170	—	(1,981,818)
(Loss) recovery due to impairment of financial investments	15	(7,858)	347	(4)	(7,500)
Net interest and similar income after impairment loss on loans	1,730,247	717,086	86,073	5,321	2,538,727
Fee income from financial services, net	813,279	(13,431)	146,223	232,391	1,178,462
Net (loss) gain on sale of financial investments	(660)	9,948	(2,857)	—	6,431
Other income (expenses)	495,500	112,990	(37,332)	(19,774)	551,384
Result from insurance activities	—	(178,379)	—	(13)	(178,392)
Depreciation and amortization	(271,526)	(21,658)	(15,018)	(70,836)	(379,038)
Other expenses	(1,678,356)	(352,933)	(138,589)	(201,251)	(2,371,129)
Income (expense) before exchange diference and Income Tax	1,088,484	273,623	38,500	(54,162)	1,346,445
Exchange difference	(15,969)	18,430	761	5,205	8,427
Income Tax	(216,366)	—	(3,081)	(56,149)	(275,596)
Net profit (loss) for the year	856,149	292,053	36,180	(105,106)	1,079,276
Attributable to:
IFS’s shareholders	856,149	292,053	36,180	(111,654)	1,072,728
Non-controlling interest	—	—	—	6,548	6,548
	856,149	292,053	36,180	(105,106)	1,079,276

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

	2025
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (**)	461,646	65,369	7,859	51,251	586,125
Total assets	76,763,239	17,461,132	4,118,540	754,516	99,097,427
Total liabilities	66,505,666	16,615,842	3,019,002	535,073	86,675,583

	2024
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (**)	277,836	65,335	5,879	62,815	411,865
Total assets	73,626,419	16,175,883	4,316,010	1,385,469	95,503,781
Total liabilities	64,753,475	15,618,274	3,271,899	881,538	84,525,186

(*) Corresponds to financial information of IFS and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

(**) Includes the acquisition of property, furniture and equipment, intangible assets and investment properties.

The distribution of the Group’s total income based on the location of the customer and its assets, for the year ended December 31, 2025, is S/10,876,215,000 in Peru and S/450,164,000 in Panama (for the year ended December 31, 2024, was S/10,232,012,000 in Peru and S/383,179,000 in Panama). The distribution of the Group’s total assets based on the location of the customer and its assets as of December 31, 2025 is S/95,125,697,000 in Peru and S/3,971,730,000 in Panama (for the year ended December 31, 2024, was S/91,323,869,000 in Peru and S/4,179,912,000 in Panama).

28.
Financial instruments classification

The financial assets and liabilities of the consolidated statement of financial position as of December 31, 2025 and 2024, are presented below.

	As of December 31, 2025
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	14,035,949	14,035,949
Inter-bank funds	—	—	—	40,006	40,006
Financial investments	1,965,991	21,662,651	556,149	3,989,015	28,173,806
Loans, net	—	—	—	50,770,150	50,770,150
Due from customers on acceptances	—	—	—	51,332	51,332
Other accounts receivable and other assets, net	120,878	—	—	1,135,362	1,256,240
Reinsurance contracts assets	—	—	—	57,182	57,182
	2,086,869	21,662,651	556,149	70,078,996	94,384,665
Financial liabilities
Deposits and obligations	—	—	—	56,027,630	56,027,630
Inter-bank funds	—	—	—	55,019	55,019
Due to banks and correspondents	—	—	—	7,166,014	7,166,014
Bonds, notes and other obligations	—	—	—	5,590,408	5,590,408
Due from customers on acceptances	—	—	—	51,332	51,332
Insurance and reinsurance contract liabilities	—	—	—	13,063,254	13,063,254
Other accounts payable, provisions and other liabilities	207,084	—	—	4,172,085	4,379,169
	207,084	—	—	86,125,742	86,332,826

	As of December 31, 2024
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	12,615,226	12,615,226
Inter-bank funds	—	—	—	220,060	220,060
Financial investments	1,776,567	20,724,892	458,268	3,898,198	26,857,925
Loans, net	—	—	—	49,229,448	49,229,448
Due from customers on acceptances	—	—	—	9,163	9,163
Other accounts receivable and other assets, net	143,201	—	—	1,588,600	1,731,801
Reinsurance contracts assets	—	—	—	18,602	18,602
	1,919,768	20,724,892	458,268	67,579,297	90,682,225
Financial liabilities
Deposits and obligations	—	—	—	53,768,028	53,768,028
Due to banks and correspondents	—	—	—	7,562,057	7,562,057
Bonds, notes and other obligations	—	—	—	6,075,433	6,075,433
Due from customers on acceptances	—	—	—	9,163	9,163
Insurance and reinsurance contract liabilities	—	—	—	12,524,320	12,524,320
Other accounts payable, provisions and other liabilities	163,441	—	—	4,024,513	4,187,954
	163,441	—	—	83,963,514	84,126,955

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

The Company has an Internal Audit Division which is responsible for monitoring the key processes and controls to ensure adequate low risk control according to the standards defined in the Sarbanes Oxley Act.

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

Audit Committee

The Audit Committee’s main purpose is to monitor that the accounting financial reporting processes are appropriate, as well as to evaluate the activities performed by the auditors, both internal and external. The Committee is comprised of four members of the Board and the Chief Executive Officer, the Internal Auditor, the Vice-President of Corporate and Legal Affairs and other executives may also participate, when required. The Committee meets at least six times a year in ordinary sessions and informs the Board about the most relevant issues discussed.

Comprehensive Risk Management Committee

The Comprehensive Risk Management Committee (“GIR”, by its Spanish acronym) is responsible for approving the policies and organization for comprehensive risk management, as well as the amendments to said policies. This Committee defines the level of tolerance and the degree of exposure to risk that Interbank is willing to assume in its business and also decides on the necessary actions aimed at implementing the required corrective measures in case of deviations from the levels of tolerance to risk. The Committee is comprised of three Directors, the Chief Executive Officer and the Vice-Presidents. The Committee reports monthly to the Board of Directors the main issues it has discussed and the resolutions taken in the previous meeting.

Assets and Liabilities Committee

The main purpose of the Assets and Liabilities Committee (“ALCO”) is to manage the financial structure of the statement of financial position of Interbank, based on profitability and risk targets. The ALCO is also responsible for the proposal of new products or operations that contain components of market risk. Likewise, it is the communication channel with the units that generate market risk. The ALCO meets monthly and it is comprised of the Chief Executive Officer, the Vice-Presidents of Risks, Commercial, Finance, Operations, Distribution Channels, Capital Market and the Manager of Treasury / Position Desk, the Market Risk Manager and the Planning and Management Control Manager are permanent guests.

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

Audit Committee

The main purpose of the Audit Committee is to monitor that the accounting and financial reporting processes are appropriate, as well as to assess the activities performed by External and Internal Auditors. The Audit Committee is comprised of four Board members who do not fulfil any executive position within Interseguro, at least one of them is an Independent Director, who leads the Committee and cannot lead any other Committee within Interseguro. The Committee sessions can be attended by the Chief Executive Officer, the Audit Manager, the External Auditors and other executives when required. The Committee meets at least six times a year in ordinary sessions and informs the Board on the most relevant issues it has addressed.

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

(b)
Risk measurement and reporting systems -

The Group uses different models and rating tools. These tools measure and value the risk within a prospective vision, thus allowing better risk-taking decisions in the different stages or life cycle of client or product.

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

29.1.
Credit risk
(a)
The Group opts for a credit risk policy that ensures sustained and profitable growth in all its products and the business segments it operates. In doing so, it applies assessment procedures for adequate decision-making, and uses tools and methodologies that allow the identification, measurement, mitigation and control of the different risks in the most efficient manner. Likewise, the Group regularly incorporates, develops and reviews management models that allow an adequate measurement, quantification and monitoring of the loans granted by each business unit and also encourages the continuous improvement of its policies, tools, methodologies and processes. Additionally, as a consecquence of the high uncertainty of the intensity of the El Niño event in 2023, the excess of liquidity generated by the withdrawal of the CTS and AFP funds, during 2024 and 2025; the behavior and performance of the expected credit losses of the retail and non-retail clients has been affected, thus requiring a greater monitoring of results, which has also required certain subsequent adjustments to the expected loss model to be able to capture the effects of the current situation, which has generated a high level of uncertainty in the estimation of the loans expected loss.

In compliance with the policy of monitoring the Group’s credit risk, during the years 2025, 2024 and 2023 Interbank performed the recalibration process of its risk parameters for the calculation of the expected credit losses.

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

The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower or groups of borrowers and geographical and industry segments. Said risks are monitored on a revolving basis and subject to continuous review.

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

 Their fair value must be updated.

Long-term loans and fundings granted to corporate entities, as well as mortgage loans are generally guaranteed. Consumer loans granted to small companies are not generally guaranteed.

Management monitors the fair value of collateral, and with the purpose of mitigating expected credit losses, requests additional collateral to the counterparty as soon as impairment evidence exists. The proceeds from the settlement of the collateral obtained are used to reduce or repay the outstanding claim.

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

(c)
Maximum exposure to credit risk -

As of December 31, 2025 and 2024, Management estimates that the maximum credit risk to which the Group is exposed is represented by the book value of the financial assets which show a potential credit risk and consist mostly of deposits in banks, inter-bank funds, investments, loans (direct and indirect), without considering the fair value of the collateral or guarantees, derivative financial instruments transactions, receivables from insurance transactions and other monetary assets. In this sense, as of December 31, 2025 and 2024, the main captions were formed as follows:

- 77.2 percent and 80.8 percent, respectively, of cash and due from banks corresponds to amounts deposited in the Group’s vaults or in the BCRP;

- 83.7 percent and 84.7 percent, respectively, of the loan portfolio is classified into the two lower credit risk categories defined by the Group under IFRS 9 (high and standard grade);

- 93.6 percent and 92.5 percent, respectively, of loans is deemed non-past-due and non-impaired.

- 89.7 percent and 86.9 percent, respectively, of investments at fair value through other comprehensive income and investments at amortized cost have at least an investment grade (BBB- or higher) or are debt instruments issued by the BCRP or the Peruvian Government; and

- 97.9 percent and 97.1 percent of accounts receivable from insurance premiums and leases of the investment properties are deemed non-past due and non-impaired.

- In addition, as of December 31, 2025 and 2024, the Group holds loans (direct and indirect) and investments in fixed income instruments issued by entities related to the infrastructure sector that, in recent years, have been exposed to local and international events. As of December 31, 2025 the loans amounted approximately to S/395,794,000 (S/132,878,000 in direct loans and S/262,916,000 in indirect loans) and investments in fixed income instruments amounted approximately to S/735,403,000 (as of December 31, 2024 the loans amounted approximately to S/530,066,000 (S/158,694,000 in direct loans and S/371,372,000 in indirect loans) and investments in fixed income instruments amounted approximately to S/939,065,000).

(d)
Impairment assessment for loan portfolios -

The main objective of the impairment requirements is to recognize expected credit losses during the average life of financial instruments when there has been a significant increase in credit risk after the initial recognition — as evaluated on a collective or individual basis —considering all reasonable and sustainable information, including that which refers to the future. If the financial instrument does not show a significant increase in credit risk after the initial recognition, the provision for expected credit losses shall be calculated as 12-month expected credit losses (Stage 1), as defined in Note 3.4(i).

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

For the collective impairment assessment, the financial assets are grouped based on the Group's internal credit rating system, which considers credit risk characteristics, such as type of asset, economic sector, geographical location and type of guarantee, among other relevant factors.

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
•
Periodic reversals of the discount on expected losses due to the passage of time, as they are measured based on the present value.
•
Financial assets written-off during the period.

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
-
Business Banking
-
Commercial Banking (Corporate, Institutional, Companies and Real estate)

In the case of Interbank, its Credit Risk Department determines its risk level according to the following classification, as of December 31, 2025 and 2024:

2025
		High grade	Standard grade	Grade lower than standard
Banking	Segment	PD less than or equal (*)	PD range (*)	PD equal to or higher (*)

	Credit card	4.55%	4.56% - 10.32%	10.33%
	Mortgage	1.51%	1.52% - 4.93%	4.94%
	Payroll loans	2.63%	2.64% - 6.13%	6.14%
Personal Banking	Consumer	6.81%	6.82% - 14.93%	14.94%
	Vehicular	5.88%	5.88%	5.88%

Small Business Banking		5.20%	5.21% - 14.24%	14.25%

	Corporate	0.22%	0.23% - 0.44%	0.45%
Commercial Banking	Institutional	0.31%	0.31%	0.31%
	Companies	0.79%	0.80% - 2.31%	2.32%
	Real estate	0.31%	0.31%	0.31%

2024
		High grade	Standard grade	Grade lower than standard
Banking	Segment	PD less than or equal (*)	PD range (*)	PD equal to or higher (*)

	Credit card	5.25%	5.26% - 12.05%	12.06%
	Mortgage	1.12%	1.13% - 3.55%	3.56%
	Payroll loans	2.36%	2.37% - 5.15%	5.16%
Personal Banking	Consumer	7.11%	7.12% - 14.68%	14.69%
	Vehicular	3.76%	3.76%	3.76%

Small Business Banking		8.55%	8.56% - 17.86%	17.87%

	Corporate	0.10%	0.11% - 0.20%	0.21%
Commercial Banking	Institutional	0.66%	0.66%	0.66%
	Companies	3.45%	3.46% - 8.13%	8.14%
	Real estate	2.61%	2.61%	2.61%

(*) The probability of default is exclusively determined by the statistical model and, therefore, does not include the subsequent adjustments to the model, detailed in Note 29.1 (d.8).

The main objective of scoring or rating is to generate statistical models that allow forecasting the applicant’s level of credit risk. The development of these models incorporates both qualitative and quantitative information, as well as client specific information that may affect their performance.

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

As of December 31, 2025 and 2024, the Group holds stand-by letters and guarantees with entities related to the infrastructure sector that, in recent years, for circumstantial reasons; were exposed to national and international events, as well as loans under legal collection that have or do not have a payment agreements. To determine the expected losses of these entities, the Group, in a complementary manner, has performed an individual assessment to determine if the operation is in Stage 1, Stage 2 or Stage 3.

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

In the case of Interbank, the calculation of the LGD has been developed under two differentiated methods, which are described below:

-
Closed recoveries

Those in which a client entered and left default (due to debt settlement, application of penalty or refinancing) over a course of up to 60 months and 72 months, as of December 31, 2025 and 2024, respectively.

-
Open recoveries

Those in which a client entered and did not manage to exit default over a course of up to 60 months and 72 months, as of December 31, 2025 and 2024, respectively. This methodology identifies the adjustment factor that allow to simulate the effect of a closed recovery process. Thus, a recovery curve is built from the information of closed recovery processes, and a recovery rate curve is estimated based on the number of months of each process.

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

(d.4) Significant increase in credit risk:

The Group has established a framework that incorporates quantitative and qualitative information to determine whether the credit risk on a financial instrument has significantly increased since initial recognition, both for loans and investments. The framework is in line with the Group's internal credit risk management process.

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

Likewise, the evaluation of the significant risk increase is made by comparing the 12-month PD to the date of origin and the 12-month PD to the date of the report adjusted by the forward-looking factor, according to the quantitative criteria of absolute variation and relative variation. As of December 31, 2025, the Group has established a range of simple average absolute variation of 9.6 percent and a simple average relative variation of 490.7 percent (a range of simple average absolute variation of 8.0 percent and a simple average relative variation of 473.9 percent, as of December 31, 2024).

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

- Criteria can identify significant increases in credit risk before an exposure is in default;

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

(d.5) Impulso Empresarial MYPE Program:

The Impulso Empresarial MYPE Program (henceforth “Impulso MyPeru”) is an initiative of the Peruvian Government created in the year 2022 with the purpose of granting the recovery and growth of micro, small, medium companies of all productive sectors. This program grants access to working capital loans, fixed assets acquisitions and consolidation of current debts, with favorable conditions such as state guarantees and a reward for being a good payer.

During 2024, Interbank granted loans under this modality for an approximate amount of S/2,996,207,000; as of December 31, 2025, the program remains in effect; however, during 2025, Interbank did not participate in this program. As of December 31, 2025, Interbank holds loans under the “Impulso MyPeru” program for an amount of approximately S/1,304,815,000; including accrued interest amounting to S/9,806,000. The amounts covered by the guarantee of the Peruvian government amount to S/914,339,000. (as of December 31, 2024, Interbank held an amount of approximately S/2,780,282,000; including accrued interest amounting to S/13,155,000. The amounts covered by the guarantee of the Peruvian government amounted to S/1,797,725,000).

(d.6) Subsequent adjustments to the model

The probability of occurrence of the El Niño event in the year 2023, the impact of the release of the CTS deposits and AFP funds during 2024 and 2025, have not been adequately reflected by the existing statistical models which are parameterized to determine the expected loss of the Group, considering that those events are of extraordinary nature and have not had recurrent characteristics precedents that would have been used as a basis to model them in the calculation of the expected loss. For this reason, Interbank incorporated a series of expert judgments with the purpose of the expected credit loss estimate reflects the existing risks to the requirement established by IFRS 9.

Following are details of the subsequent adjustments to the expected loss model performed to include in the calculation the effects of the uncertainty and risks as of December 31, 2025, 2024 and 2023:

(i)
Subsequent adjustments to the model included in 2025 and 2024:

An expert judgment was set out to capture the effects of the current economic situation on the estimation of the loan portfolio, considering the impact of governmental decisions regarding the withdrawal of CTS deposits and AFP funds.

As consequence of the liquidity excess generated by these measures, an improvement of the risk rating scoring (“BURO”) has been observed, which has affected the regular behavior and performance of the expected credit losses in the segment of retail clients. Under this situation, it has been necessary to enhance the monitoring of outcomes of the expected loss model and to record subsequent adjustments to the calculation, thus neutralizing the improvements of the credit scoring due to temporary improvements in retail clients. These adjustments seek to ensure a more representative risk estimation, taking into consideration the uncertainty generated by the current situation of the loans’ performance.

Following is the amount of the expected loss to direct and indirect loans as of December 31, 2025 and 2024, as determined by the model, and the subsequent adjustments to the model explained in previous paragraphs:

	2025
	Expected loss (according to model)	Subsequent adjustments to the model	Expected loss (total)
	S/(000)	S/(000)	S/(000)
Commercial loans	159,186	15,547	174,733
Consumer loans	1,142,086	127,498	1,269,584
Mortgage loans	67,834	8,002	75,836
Small and micro-business loans	83,244	—	83,244
Total	1,452,350	151,047	1,603,397

	2024
	Expected loss (according to model)	Subsequent adjustments to the model	Expected loss (total)
	S/(000)	S/(000)	S/(000)
Commercial loans	189,557	-	189,557
Consumer loans	1,218,011	154,846	1,372,857
Mortgage loans (*)	80,047	13,750	93,797
Small and micro-business loans	88,204	-	88,204
Total	1,575,819	168,596	1,744,415

(ii)
Subsequent adjustments to the model included in 2023:

With the purpose of reflecting the impact of the uncertainty of the intensity and occurrence probability of the El Niño event, Interbank decided to apply its expert judgment to stress the probability of default for its entire client portfolio. As of December 31, 2023, the impact of applying these criteria led to an increased expected loss provision of S/180,596,000.

(d.7) Prospective information

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

Macroeconomic variables used as of December 31, 2025:

	Scenario	2026	2027	2028

Gross domestic product (annual % var.)	Optimistic	3.3%	3.0%	3.5%
	Base	3.0%	2.6%	3.1%
	Pessimistic	2.2%	2.0%	2.5%
Real formal average salary (annual % var.)	Optimistic	3.7%	2.1%	2.7%
	Base	2.0%	1.1%	1.4%
	Pessimistic	0.6%	(0.1%)	0.6%
Real informal average salary (annual % var.)	Optimistic	3.7%	2.1%	2.4%
	Base	1.8%	1.1%	1.3%
	Pessimistic	0.8%	0.0%	0.0%
Real disposable income per capita (annual % var.)	Optimistic	5.7%	3.0%	4.4%
	Base	4.6%	2.2%	3.5%
	Pessimistic	2.5%	1.7%	2.9%

Macroeconomic variables used as of December 31, 2024:

	Scenario	2025	2026	2027

Unemployment rate (annual % var.)	Optimistic	(3.9%)	(4.7%)	(7.6%)
	Base	(2.6%)	(3.4%)	(4.0%)
	Pessimistic	(0.7%)	(0.1%)	(0.4%)
Real disposable income per capita (annual % var.)	Optimistic	1.7%	2.4%	3.2%
	Base	1.1%	2.0%	2.7%
	Pessimistic	(0.7%)	1.3%	2.3%
Real formal average salary (annual % var.)	Optimistic	1.8%	0.9%	1.4%
	Base	1.3%	0.5%	0.7%
	Pessimistic	0.0%	(0.1%)	0.1%
Private formal employment (annual % var.)	Optimistic	3.5%	3.0%	3.2%
	Base	3.0%	2.6%	2.8%
	Pessimistic	2.1%	2.1%	2.3%
Real informal average salary (annual % var.)	Optimistic	1.4%	1.3%	1.2%
	Base	1.0%	0.5%	0.7%
	Pessimistic	0.3%	(0.1%)	0.1%

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

The following tables summarize the impact of multiple scenarios on the expected credit loss of direct and indirect loans (optimistic, base and pessimistic):

December 31, 2025%		Total
		S/ (000)
Optimistic	4	59,337
Base	62	986,908
Pessimistic	34	557,152
Total		1,603,397

December 31, 2024%		Total
		S/ (000)
Optimistic	5	81,557
Base	58	999,681
Pessimistic	37	663,177
Total		1,744,415

Guarantees:

The fair value of the loan guarantees as of December 31, 2025 and 2024, is presented below:

	Fair value of the credit guarantee under the base scenario
As of December 31, 2025	Maximum exposure to credit risk	Cash	Investments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Subject to impairment
Financial assets
Cash and due from banks	14,035,949	—	—	—	—	—	14,035,949	—
Commercial loans	22,897,732	801,481	1,682,815	12,582,634	2,822,552	17,889,482	5,008,250	162,789
Small and micro-business loans	2,282,751	—	—	—	—	—	2,282,751	82,833
Consumer loans	15,248,665	—	—	—	—	—	15,248,665	1,269,584
Mortgage loans	11,400,784	—	—	17,753,719	—	17,753,719	(6,352,935)	75,836
Direct loans	51,829,932	801,481	1,682,815	30,336,353	2,822,552	35,643,201	16,186,731	1,591,042
Debt instruments at amortized cost	3,883,579	—	—	—	—	—	3,883,579	—
Total financial assets at amortized cost	69,749,460	801,481	1,682,815	30,336,353	2,822,552	35,643,201	34,106,259	1,591,042
Debt instruments at fair value through other comprehensive income	21,299,397	—	—	—	—	—	21,299,397	287,142
Total debt instruments at fair value through other comprehensive income	21,299,397	—	—	—	—	—	21,299,397	287,142
Not subject to impairment
Derivative financial instruments - Trading	108,530	60,063	—	—	—	60,063	48,467	—
Derivative financial instruments - Hedges	12,348	—	—	—	—	—	12,348	—
Financial assets at fair value through profit or loss	1,965,991	—	—	—	—	—	1,965,991	—
Total financial instruments at fair value through profit or loss	2,086,869	60,063	—	—	—	60,063	2,026,806	—

	93,135,726	861,544	1,682,815	30,336,353	2,822,552	35,703,264	57,432,462	1,878,184
Financial guarantees (guarantees and stand-by letters)	5,149,829	35,735	122,777	2,023,139	1,325,502	3,507,153	1,642,676	11,941
Import and export letters of credit	417,893	—	38,653	—	—	38,653	379,240	414
Contingent loans - indirect loans	5,567,722	35,735	161,430	2,023,139	1,325,502	3,545,806	2,021,916	12,355

	98,703,448	897,279	1,844,245	32,359,492	4,148,054	39,249,070	59,454,378	1,890,539

	Fair value of the credit guarantee under the base scenario
As of December 31, 2024	Maximum exposure to credit risk	Cash	Investments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Subject to impairment
Financial assets
Cash and due from banks	12,615,226	—	—	—	—	—	12,615,226	—
Commercial loans	22,770,495	878,109	1,706,707	11,437,282	3,205,987	17,228,085	5,542,410	175,811
Small and micro-business loans	2,037,158	—	—	—	—	—	2,037,158	87,700
Consumer loans	15,036,411	—	—	—	—	—	15,036,411	1,372,856
Mortgage loans	10,571,300	—	—	18,926,685	—	18,926,685	(8,355,385)	93,800
Direct loans	50,415,364	878,109	1,706,707	30,363,967	3,205,987	36,154,770	14,260,594	1,730,167
Debt instruments at amortized cost	3,784,912	—	—	—	—	—	3,784,912	53
Total financial assets at amortized cost	66,815,502	878,109	1,706,707	30,363,967	3,205,987	36,154,770	30,660,732	1,730,220
Debt instruments at fair value through other comprehensive income	20,377,805	—	—	—	—	—	20,377,805	95,090
Total debt instruments at fair value through other comprehensive income	20,377,805	—	—	—	—	—	20,377,805	95,090
Not subject to impairment
Derivative financial instruments - Trading	72,746	35,645	—	—	—	35,645	37,101	—
Derivative financial instruments - Hedges	70,455	—	—	—	—	—	70,455	—
Financial assets at fair value through profit or loss	1,776,567	—	—	—	—	—	1,776,567	—
Total financial instruments at fair value through profit or loss	1,919,768	35,645	—	—	—	35,645	1,884,123	—

	89,113,075	913,754	1,706,707	30,363,967	3,205,987	36,190,415	52,922,660	1,825,310
Financial guarantees (guarantees and stand-by letters)	4,695,331	21,981	143,731	2,005,957	1,471,778	3,643,447	1,051,884	14,005
Import and export letters of credit	373,363	695	24,442	—	67,752	92,889	280,474	243
Contingent loans - indirect loans	5,068,694	22,676	168,173	2,005,957	1,539,530	3,736,336	1,332,358	14,248

	94,181,769	936,430	1,874,880	32,369,924	4,745,517	39,926,751	54,255,018	1,839,558

The following table shows the analysis of the fair values of the guarantees classified in Stage 3:

	Fair value of the credit guarantee under the base scenario
As of December 31, 2025	Maximum exposure to credit risk	Cash	Investments	Guarantees from third parties or governments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	281,258	2,627	264	—	399,849	13,217	415,957	(134,699)	137,875
Small and micro-business loans	55,003	—	—	—	—	—	—	55,003	40,627
Consumer loans	472,061	—	—	—	—	—	—	472,061	452,932
Mortgage loans	347,035	—	—	—	723,164	—	723,164	(376,129)	46,006
Total	1,155,357	2,627	264	—	1,123,013	13,217	1,139,121	16,236	677,440
Indirect loans	16,923	—	668	—	6,756	—	7,424	9,499	8,089
	1,172,280	2,627	932	—	1,129,769	13,217	1,146,545	25,735	685,529

	Fair value of the credit guarantee under the base scenario
As of December 31, 2024	Maximum exposure to credit risk	Cash	Investments	Guarantees from third parties or governments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	322,464	2,936	1,045	—	529,922	26,107	560,010	(237,546)	123,013
Small and micro-business loans	85,443	—	—	—	—	—	—	85,443	62,173
Consumer loans	514,691	2,936	—	—	—	—	2,936	511,755	494,700
Mortgage loans	325,095	—	—	—	782,659	—	782,659	(457,564)	44,321
Total	1,247,693	5,872	1,045	—	1,312,581	26,107	1,345,605	(97,912)	724,207
Indirect loans	23,948	—	—	—	7,561	—	7,561	16,387	9,335
	1,271,641	5,872	1,045	—	1,320,142	26,107	1,353,166	(81,525)	733,542

(*) Includes the total fair value of the guarantees held by the Group as of December 31, 2025 and 2024, regardless of the balance of the loan it guarantees.

(e) Credit risk management for investments

(e.1) Scoring or internal rating and PD:

For this type of financial instruments, the Group analyzes public information available from international risk rating agencies such as: Fitch, Moody's and Standard & Poor's, and assigns a rating to each instrument.

For each rating agency, the ratings associated with higher to lower credit quality are shown:

Fitch	Moody's	Standard & Poor's
AAA	Aaa	AAA
AA+	Aa1	AA+
AA	Aa2	AA
AA-	Aa3	AA-
A+	A1	A+
A	A2	A
A-	A3	A-
BBB+	Baa1	BBB+
BBB	Baa2	BBB
BBB-	Baa3	BBB-
BB+	Ba1	BB+
BB	Ba2	BB
BB-	Ba3	BB-
B+	B1	B+
B	B2	B
B-	B3	B-
CCC	Caa1	CCC+

The Group determines its risk level according to the following classification as of December 31, 2025 and 2024:

	High grade	Standard grade	Grade lower than standard
2025	Rating: from AAA to A	Rating: from BBB to B	Rating: from CCC to C
	PD less than or equal to:	PD range	PD equal to or higher than:
Global	0.05% - 0.11%	0.12% - 2.02%	23.87%
Latin America	0.00%	0.08% - 2.98%	22.47%
Sovereigns	0.00%	0.00% - 1.71%	25.00%

	High grade	Standard grade	Grade lower than standard
2024	Rating: from AAA to A	Rating: from BBB to B	Rating: from CCC to C
	PD less than or equal to:	PD range	PD equal to or higher than:
Global	0.05% - 0.11%	0.12% - 2.03%	23.31%
Latin America	0.00%	0.08% - 3.03%	22.32%
Sovereigns	0.00%	0.00% - 1.78%	26.56%

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

The table below presents the credit risk ratings issued by risk rating agencies of recognized prestige local and international financial investments:

	As of December 31, 2025		As of December 31, 2024
	S/(000)%		S/(000)%
Instruments issued and rated in Peru:
BBB- / BBB+	2,621,105	9.2	2,287,880	8.5
BB- / BB+	773,621	2.8	1,028,735	3.8
B- / B+	130,996	0.5	111,708	0.4
Less than B-	3,536	0.0	4,664	0.0
	3,529,258	12.5	3,432,987	12.7
Instruments issued in Peru and rated abroad:
BBB- / BBB+	15,354,696	54.5	14,011,438	52.2
BB- / BB+	440,946	1.6	774,100	2.9
Less than B-	78,279	0.3	218,328	0.8
	15,873,921	56.4	15,003,866	55.9
Instruments issued and rated abroad:
AAA	8,320	0.0	9,429	0.0
AA- / AA+	143,289	0.5	111,247	0.4
A- / A+	679,515	2.4	689,996	2.6
BBB- / BBB+	2,642,879	9.4	2,581,191	9.6
BB- / BB+	93,243	0.3	124,581	0.5
B- / B+	24,550	0.1	19,689	0.1
	3,591,796	12.7	3,536,133	13.2

Unrated
Negotiable certificates of deposit issued by the BCRP	2,057,692	7.3	2,123,858	8.0
Mutual funds and investment funds participations (*)	1,726,722	6.1	1,396,582	5.2
Term deposits	133,066	0.5	86,515	0.3
Others	2,035	0.0	2,433	0.0
	3,919,515	13.9	3,609,388	13.5

Listed shares (**)	594,471	2.1	622,528	2.3
Non-listed shares	196,155	0.7	192,650	0.7
Subtotal	27,705,116	98.3	26,397,552	98.3
Accrued interest	468,690	1.7	460,373	1.7
Total	28,173,806	100.0	26,857,925	100.0

(*) Includes mutual and investment funds which do not have risk rating.

(**) Includes instruments at fair value through profit or loss, see Note 5(e), and instruments at fair value through other comprehensive income, see Note 5(f).

(f) Concentration of financial instruments exposed to credit risk -

Financial instruments exposed to credit risk were distributed according to the following economic sectors:

	As of December 31, 2025
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Investments at amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
Consumer loans	—	—	—	15,287,338		15,287,338
Government of Peru	—	9,458,048	—	3,750,513		13,208,561
Mortgage loans	—	—	—	11,408,187		11,408,187
Commercial and micro-business loans	—	—	—	10,063,824		10,063,824
BCRP	—	2,057,692	—	8,941,024		10,998,716
Financial services	1,681,876	1,476,980	109,795	6,400,724	(*)	9,669,375
Manufacturing	194,542	942,150	209,750	3,577,083		4,923,525
Mining	1,994	1,312,651	—	2,779,607		4,094,252
Communications, storage and transportation	56,368	688,801	33,631	2,258,425		3,037,225
Construction and infrastructure	27,813	2,169,122	59,030	699,079		2,955,044
Agriculture	—	27,642	1,698	2,472,695		2,502,035
Electricity, gas, water and oil	20,250	1,820,016	142,245	196,292		2,178,803
Professional, scientific and technical activities	72,185	226,645	—	938,565		1,237,395
Commerce	3,940	537,330	—	415,935		957,205
Leaseholds and real estate activities	4,578	268,511	—	541,735		814,824
Community services	904	6,571	—	496,505		503,980
Education, health and other services	—	80,149	—	201,180		281,329
Medicine and biotechnology	—	34,330	—	235,634		269,964
Insurance	19	13,284	—	174,266		187,569
Foreign governments	—	96,654	—	—		96,654
Fishing	—	—	—	90,530		90,530
Public administration and defense	22,400	81,543	—	5,879		109,822
Private activities (employer and/or producer)	—	—	—	98,322		98,322
Others	—	1,278	—	—		1,278
Total	2,086,869	21,299,397	556,149	71,033,342		94,975,757
Impairment allowance for loans						(1,591,042)
Accrued interest						999,950
Total						94,384,665

(*) Includes mainly cash and due from banks deposited in the vaults of Interbank and in foreign banks; see Note 4.

	As of December 31, 2024
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Investments at amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
Consumer loans	—	—	—	15,094,313		15,094,313
Government of Peru	—	8,466,916	—	3,698,395		12,165,311
Mortgage loans	—	—	—	10,579,426		10,579,426
Commercial and micro-business loans	—	—	—	10,236,695		10,236,695
BCRP	—	2,113,925	—	7,951,226		10,065,151
Financial services	1,693,571	1,672,720	126,594	6,530,688	(*)	10,023,573
Manufacturing	87,764	797,082	171,920	4,155,680		5,212,446
Mining	2,792	1,234,867	—	2,436,753		3,674,412
Construction and infrastructure	17,203	2,501,203	38,640	772,165		3,329,211
Communications, storage and transportation	55,385	654,287	37,640	1,946,274		2,693,586
Agriculture	87	27,286	3,714	2,393,311		2,424,398
Electricity, gas, water and oil	12,820	1,685,411	74,750	157,841		1,930,822
Commerce	15,754	508,195	—	414,063		938,012
Professional, scientific and technical activities	—	214,358	—	714,871		929,229
Leaseholds and real estate activities	10,980	187,953	—	448,839		647,772
Community services	611	7,509	—	540,084		548,204
Education, health and other services	540	94,202	—	213,206		307,948
Medicine and biotechnology	—	36,138	—	190,510		226,648
Public administration and defense	21,894	91,702	—	7,885		121,481
Fishing	—	—	5,010	79,112		84,122
Foreign governments	—	67,468	—	—		67,468
Insurance	363	12,075	—	4,728		17,166
Private activities (employer and/or producer)	—	—	—	85,863		85,863
Others	4	4,507	—	—		4,511
Total	1,919,768	20,377,804	458,268	68,651,928		91,407,768
Impairment allowance for loans						(1,730,167)
Accrued interest						1,004,624
Total						90,682,225

(*) Includes mainly cash and due from banks deposited in the vaults of Interbank and in foreign banks; see Note 4.

The table below presents the financial instruments with exposure to credit risk, by geographic area:

	As of December 31, 2025
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Investments at amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
Peru	66,904	17,709,665	412,723	68,115,007		86,304,299
United States of America	1,626,883	867,587	33,631	618,154		3,146,255
Mexico	1,988	1,054,343	—	13,288		1,069,619
Chile	2	775,432	—	26,061		801,495
Panama	—	146,000	310	600,317	(*)	746,627
United Kingdom	101,668	247,148	107,818	58,419		515,053
Luxembourg	42,730	15,093	—	342,413		400,236
Brazil	—	286,358	—	19,160		305,518
Canada	57,655	16,583	—	229,109		303,347
Cayman Islands	100,712	410	—	134,520		235,642
Ecuador	—	—	—	206,740		206,740
Bahamas	—	—	—	169,073		169,073
Colombia	71	96,348	—	54,390		150,809
Germany	25,334	528	—	70,403		96,265
Ireland	24,574	589	—	45,377		70,540
Suiza	—	4,382	—	62,785		67,167
Venezuela	—	—	—	66,159		66,159
Spain	5,125	673	—	24,001		29,799
Argentina	—	—	—	16,844		16,844
Others	33,223	78,258	1,667	161,122		274,270
Total	2,086,869	21,299,397	556,149	71,033,342		94,975,757
Impairment allowance for loans						(1,591,042)
Accrued interest						999,950
Total						94,384,665

(*) Corresponds mainly to the loan portfolio maintained by Inteligo Bank (domiciled in Panama) with Peruvian citizens.

	As of December 31, 2024
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Investments at amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
Peru	138,125	16,843,710	294,034	65,957,138		83,233,007
United States of America	1,499,518	896,372	37,640	823,188		3,256,718
Mexico	17,996	1,017,363	—	10,733		1,046,092
Chile	1	807,524	7,995	32,038		847,558
Panama	461	148,363	277	479,425	(*)	628,526
United Kingdom	94,483	264,082	116,458	135,358		610,381
Bahamas	—	—	—	243,750		243,750
Canada	1,256	15,387	—	219,857		236,500
Ecuador	—	—	—	231,087		231,087
Colombia	79	121,545	—	105,332		226,956
Brazil	—	146,286	—	30,848		177,134
Germany	23,326	587	—	123,436		147,349
Cayman Islands	116,217	1,186	—	—		117,403
Luxembourg	—	15,534	—	68,835		84,369
Suiza	—	4,743	—	56,542		61,285
Venezuela	—	—	—	54,261		54,261
Spain	—	9,933	—	20,394		30,327
Argentina	—	—	—	19,349		19,349
Ireland	—	553	—	624		1,177
Belgium	—	154	—	1		155
Others	28,306	84,482	1,864	39,732		154,384
Total	1,919,768	20,377,804	458,268	68,651,928		91,407,768
Impairment allowance for loans						(1,730,167)
Accrued interest						1,004,624
Total						90,682,225

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

(g.1) Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2025 and 2024, are presented below:

		Gross amounts of recognized financial liabilities and offset	Net amounts of financial assets presented in the	Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial assets	in the consolidated statement of financial position	consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2025
Derivatives, Note 10(b)	120,878	—	120,878	(31,633)	(60,063)	29,182
Total	120,878	—	120,878	(31,633)	(60,063)	29,182
2024
Derivatives, Note 10(b)	143,201	—	143,201	(30,231)	(35,645)	77,325
Total	143,201	—	143,201	(30,231)	(35,645)	77,325

(g.2) Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2025 and 2024, are presented below:

		Gross amounts of recognized financial assets and offset in the	Net amounts of financial liabilities presented in the	Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial liabilities	consolidated statement of financial position	consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees pledged, Note 4(d)	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2025
Derivatives, Note 10(b)	207,084	—	207,084	(31,633)	(93,021)	82,430
Total	207,084	—	207,084	(31,633)	(93,021)	82,430
2024
Derivatives, Note 10(b)	102,288	—	102,288	(30,231)	(21,568)	50,489
Total	102,288	—	102,288	(30,231)	(21,568)	50,489

29.2.
Market risk

Market risk is the possibility of loss due to variations in the financial market conditions. The main variations to which the Group is exposed to are exchange rates, interest rates and prices. Said variations can affect the value of the Group’s financial assets and liabilities.

During 2025, the BCRP's interest rates, both in Soles and US Dollar, continued to show a downward trend, driven by the inflation control, which stayed within the targeted range. The reduction of these interest rates favored the valuation of bonds, although it affected the interest rates of term deposits or short-term loans. The Peruvian Sol strengthened against the US Dollar, following the global trend.

During 2024, interest rates remained lower, in line with the favorable evolution of inflation. Regarding sovereign bonds, volatility continued with a downward trend accompanied by an improvement in prices.

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

The VaR results of the Group’s portfolio by type of asset are presented below:

	2025	2024
	S/(000)	S/(000)
Equity investments	38,170	36,036
Debt investments	116	131
Derivatives and/or exchange position	12,322	953
Diversification effect	(8,832)	(243)
Consolidated VaR by type of asset (*)	41,776	36,877

The Group’s VaR results by type of risk are the following:

	2025	2024
	S/(000)	S/(000)
Exchange rate risk	5,374	2,893
Interest rate risk	952	376
Price risk	36,324	37,804
Diversification effect	(874)	(4,196)
Consolidated VaR by type of risk (*)	41,776	36,877

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

(i.1) The following table summarizes the Group’s exposure to interest rate risk. The Group’s financial instruments are presented at book value (including interest accrued), classified by the repricing period of the contract’s interest rate or maturity date, whichever occurs first:

	As of December 31, 2025
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	More than 5 years	Non-interest bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	10,825,339	8,000	5,700	—	—	3,196,910	14,035,949
Inter-bank funds	40,006	—	—	—	—	—	40,006
Investments at fair value through other comprehensive income (debt and equity)	933,604	1,209,375	2,122,067	3,036,679	14,360,926	556,149	22,218,800
Investments at amortized cost	57,847	109,974	451,184	332,983	3,037,027	—	3,989,015
Loans, net (*)	4,491,049	6,265,940	12,354,108	20,584,227	7,307,132	(232,306)	50,770,150
Other assets (**)	380,019	329,598	111,680	152,671	(9,482)	5,004,500	5,968,986
Total assets	16,727,864	7,922,887	15,044,739	24,106,560	24,695,603	8,525,253	97,022,906

Financial liabilities
Deposits and obligations	36,179,084	6,135,106	5,567,137	353,772	32,855	7,759,676	56,027,630
Due to banks and correspondents	1,102,456	1,667,301	2,548,362	536,995	1,310,900	—	7,166,014
Inter-bank funds	55,019	—	—	—	—	—	55,019
Bonds, notes and other obligations	229,334	1,703	1,893,027	3,126,381	339,963	—	5,590,408
Insurance and reinsurance contract liabilities	48,895	135,358	445,243	2,463,739	9,658,216	311,803	13,063,254
Other liabilities (***)	362,658	339,515	189,550	159,869	2,142,201	1,510,651	4,704,444
Equity	—	—	—	—	—	12,421,844	12,421,844
Total liabilities and equity	37,977,446	8,278,983	10,643,319	6,640,756	13,484,135	22,003,974	99,028,613

Off- balance sheet accounts
Derivatives held as assets	—	336,300	1,008,900	673,600	—	—	2,018,800
Derivatives held as liabilities	—	—	1,008,900	1,009,900	—	—	2,018,800
	—	336,300	—	(336,300)	—	—	—

Marginal gap	(21,249,582)	(19,796)	4,401,420	17,129,504	11,211,468	(13,478,721)	(2,005,707)
Cumulative gap	(21,249,582)	(21,269,378)	(16,867,958)	261,546	11,473,014	(2,005,707)	—

(*) The balance presented in column “non-interest bearing” corresponds mainly to accrued income from loans, past-due loans, loans under judicial collection and the provision for loan losses.

(**) Includes investment property, property, furniture and equipment, net, due from customers on acceptances, intangibles and goodwill, net, other accounts receivable and other assets, net (except accounts receivable from derivative financial instruments held for trading), reinsurance contract assets, and deferred income tax assets, net.

(***) Includes due from customers on acceptances and other accounts payable, provisions and other liabilities (except accounts payable for derivative financial instruments held for trading) and deferred income tax liability, net.

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

(**) Includes investment property, property, furniture and equipment, net, due from customers on acceptances, intangibles and goodwill, net, other accounts receivable and other assets, net (except accounts receivable from derivative financial instruments held for trading), reinsurance contract assets, and deferred income tax assets, net.

(***) Includes due from customers on acceptances and other accounts payable, provisions and other liabilities (except accounts payable for derivative financial instruments held for trading) and deferred income tax liability, net.

Investments at fair value through profit or loss, derivatives held for trading and liabilities at fair value through profit or loss, are not considered because these instruments are part of the trading book and the methodology used for the measurement of their market risk is VaR, to measure the market risks.

(i.2) Sensitivity to changes in interest rates -

The exposure to the interest rate, in the case of Interbank, is supervised by the GIR Committee and the ALCO Committee. The GIR Committee approves the various limits applicable to the financial instruments’ management. The ALCO Committee analyzes and monitors the results of the asset and liability management strategies and decisions implemented. Likewise, it defines the strategies and analyzes the sources of financing, as well as the coverage of the balance executed by Interbank. In particular, the latter could be considered to cover the exposure due to the variation in cash flows attributed to changes in variable market rates, to fix the cost of funds considering the global context of future movement of rates in the currencies under evaluation, to transform the cost of funds from foreign currency to the functional currency, among other casuistry as reviewed and approved by the Committee, considering the risk limits.

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

- Value at Risk indicator, calculated as a percentage of the Regulatory Capital, establishes the internal limit of 15 percent and an early warning of 13 percent.

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

For its part, the GIR Committee oversees the approval levels of structural interest-rate risk capacity and appetite, which are detailed in the Interbank's Risk Appetite Framework.

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

	As of December 31, 2025
Currency	Changes in basis points	Sensitivity of net income		Sensitivity of other net comprehensive income
		S/(000)		S/(000)
US Dollar	+/-25	+/-	1,569	+/-	139,317
US Dollar	+/-50	+/-	3,139	+/-	278,784
US Dollar	+/-75	+/-	4,709	+/-	418,550
US Dollar	+/-100	+/-	6,279	+/-	558,764
Sol	+/-50	-/+	44,542	-/+	656,467
Sol	+/-75	-/+	66,813	-/+	985,415
Sol	+/-100	-/+	89,084	-/+	1,315,229
Sol	+/-150	-/+	133,627	-/+	1,978,637

	As of December 31, 2024
Currency	Changes in basis points	Sensitivity of net income		Sensitivity of other net comprehensive income
		S/(000)		S/(000)
US Dollar	+/-25	+/-	83	+/-	129,434
US Dollar	+/-50	+/-	163	+/-	259,018
US Dollar	+/-75	+/-	245	+/-	388,891
US Dollar	+/-100	+/-	325	+/-	519,209
Sol	+/-50	-/+	48,323	-/+	624,757
Sol	+/-75	-/+	72,484	-/+	937,824
Sol	+/-100	-/+	96,645	-/+	1,251,722
Sol	+/-150	-/+	144,968	-/+	1,883,154

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

The exposure to the interest rate in the case of Interseguro is shown in Note 29.4(a.3).

(i.3) Sensitivity to price variation -

Shares classified as investments at fair value through other comprehensive income, for the years 2025 and 2024, are not considered as part of the investments for interest rate sensitivity calculation purposes. However, a calculation of sensitivity in market prices and the effect on expected unrealized gain or loss in the consolidated statement of other comprehensive income, before income tax and non-controlling interest, as of December 31, 2025 and 2024, is presented below:

	Changes in market price	2025	2024
Sensitivity to market price	%	S/(000)	S/(000)
Shares	+/-10	55,615	45,827
Shares	+/-25	139,037	114,567
Shares	+/-30	166,845	137,480

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

As of December 31, 2025, the weighted average exchange rate of free market published by the SBS for transactions in US Dollars was S/3.358 per US$1 bid and S/3.368 per US$1 ask (S/3.758 and S/3.770 as of December 31, 2024, respectively). As of December 31, 2025, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/3.363 per US$1 (S/3.764 as of December 31, 2024).

The table below presents the detail of the Group’s position:

	As of December 31, 2025
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	9,784,117	3,963,653	288,179	14,035,949
Inter-bank funds	—	40,006	—	40,006
Financial investments	7,731,572	20,387,567	54,667	28,173,806
Loans, net	14,424,941	36,345,209	—	50,770,150
Due from customers on acceptances	51,332	—	—	51,332
Other accounts receivable and other assets, net	240,769	1,014,491	980	1,256,240
Reinsurance contract assets	2,056	55,126	—	57,182
	32,234,787	61,806,052	343,826	94,384,665
Liabilities
Deposits and obligations	19,301,489	36,216,857	509,284	56,027,630
Inter-bank funds	—	55,019	—	55,019
Due to banks and correspondents	2,049,531	5,116,483	—	7,166,014
Bonds, notes and other obligations	4,879,304	711,104	—	5,590,408
Due from customers on acceptances	51,332	—	—	51,332
Insurance and reinsurance contract liabilities	3,609,743	9,453,511	—	13,063,254
Other accounts payable, provisions and other liabilities	1,929,823	2,438,585	10,761	4,379,169
	31,821,222	53,991,559	520,045	86,332,826
Forwards position, net	(2,443,784)	2,206,289	237,495	—
Currency swaps position, net	718,766	(718,766)	—	—
Cross currency swaps position, net	1,850,650	(1,850,650)	—	—
Options position, net	(66)	66	—	—
Monetary position, net	539,131	7,451,432	61,276	8,051,839

	As of December 31, 2024
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	8,615,546	3,676,441	323,239	12,615,226
Inter-bank funds	—	220,060	—	220,060
Financial investments	7,456,057	19,356,325	45,543	26,857,925
Loans, net	14,372,955	34,848,570	7,923	49,229,448
Due from customers on acceptances	9,163	—	—	9,163
Other accounts receivable and other assets, net	405,658	1,326,121	22	1,731,801
Reinsurance contract assets	207	18,395	—	18,602
	30,859,586	59,445,912	376,727	90,682,225
Liabilities
Deposits and obligations	19,802,404	33,451,094	514,530	53,768,028
Due to banks and correspondents	2,210,040	5,352,017	—	7,562,057
Bonds, notes and other obligations	5,227,805	847,628	—	6,075,433
Due from customers on acceptances	9,163	—	—	9,163
Insurance and reinsurance contract liabilities	3,940,738	8,583,582	—	12,524,320
Other accounts payable, provisions and other liabilities	1,689,640	2,484,247	14,067	4,187,954
	32,879,790	50,718,568	528,597	84,126,955
Forwards position, net	(1,842,468)	1,564,150	278,318	—
Currency swaps position, net	1,849,472	(1,849,472)	—	—
Cross currency swaps position, net	2,071,400	(2,071,400)	—	—
Options position, net	(61)	61	—	—
Monetary position, net	58,139	6,370,683	126,448	6,555,270

As of December 31, 2025, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$1,050,880,000, equivalent to S/3,534,108,000 (US$770,827,000, equivalent to S/2,901,393,000 as of December 31, 2024); see Note 18.

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

The table below shows the analysis of variations of the US Dollar, the main foreign currency to which the Group has exposure as of December 31, 2025 and 2024. The analysis determines the effect of a reasonably possible variation of the exchange rate US Dollar to the Sol, considering all the other variables constant in the consolidated statement of other comprehensive income before Income Tax. A negative amount shows a potential net reduction in the consolidated statement of income, while a positive amount reflects a net potential increase:

Sensitivity analysis	Change in exchange rate	2025	2024
	%	S/(000)	S/(000)
Devaluation
US Dollar	5	20,665	21,165
US Dollar	10	41,330	42,329
US Dollar	15	61,994	63,494

Revaluation
US Dollar	5	(20,665)	(21,165)
US Dollar	10	(41,330)	(42,329)
US Dollar	15	(61,994)	(63,494)

The exposure to the interest rate in the case of Interseguro is shown in Note 29.4(a.3).

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

The exposure to the interest rate in the case of Interseguro is shown in Note 29.4(a.2).

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

The following table presents the Group’s undiscounted cash flows payable according to contractual terms agreed (including the payment of future interest):

	As of December 31, 2025
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial liabilities by type -
Deposits and obligations	41,664,775	6,430,086	5,688,525	1,388,051	1,128,206	56,299,643
Inter-bank funds	55,019	—	—	—	—	55,019
Due to banks and correspondents	1,092,767	1,166,490	2,177,827	1,082,178	3,629,176	9,148,438
Bonds, notes and other obligations	41,403	2,937	2,074,773	3,832,413	339,962	6,291,488
Due from customers on acceptances	17,717	31,889	1,726	—	—	51,332
Insurance and reinsurance contract liabilities	133,500	258,161	1,153,588	6,277,806	18,083,247	25,906,302
Other accounts payable, provisions and other liabilities	1,274,168	153,895	340,229	194,085	2,209,708	4,172,085
Total non-derivative liabilities	44,279,349	8,043,458	11,436,668	12,774,533	25,390,299	101,924,307
Derivatives held for trading (*) -
Contractual amounts receivable (inflow)	653,321	522,073	925,197	594,077	252,636	2,947,304
Contractual amounts payable (outflow)	632,958	543,862	849,053	624,174	300,277	2,950,324
Total	20,363	(21,789)	76,144	(30,097)	(47,641)	(3,020)
Derivatives held as hedge (**) -
Contractual amounts receivable (inflow)	—	6,606	1,040,782	347,131	—	1,394,519
Contractual amounts payable (outflow)	—	8,036	1,170,242	384,964	—	1,563,242
Total	—	(1,430)	(129,460)	(37,833)	—	(168,723)

	As of December 31, 2024
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial liabilities by type -
Deposits and obligations	39,797,251	5,412,063	6,777,915	925,035	1,256,702	54,168,966
Due to banks and correspondents	1,949,333	792,039	733,189	2,465,292	3,831,777	9,771,630
Bonds, notes and other obligations	70,454	2,943	1,652,261	4,665,178	333,061	6,723,897
Due from customers on acceptances	4,691	4,472	—	—	—	9,163
Insurance and reinsurance contract liabilities	116,089	222,826	1,007,404	4,994,624	18,194,009	24,534,952
Other accounts payable, provisions and other liabilities	2,301,897	115,868	150,913	134,248	1,382,740	4,085,666
Total non-derivative liabilities	44,239,715	6,550,211	10,321,682	13,184,377	24,998,289	99,294,274
Derivatives held for trading (*) -
Contractual amounts receivable (inflow)	1,637,115	880,914	1,123,569	1,134,788	176,817	4,953,203
Contractual amounts payable (outflow)	1,605,814	1,088,989	962,496	1,145,555	179,999	4,982,853
Total	31,301	(208,075)	161,073	(10,767)	(3,182)	(29,650)
Derivatives held as hedge (**) -
Contractual amounts receivable (inflow)	—	86,992	414,593	1,230,550	—	1,732,135
Contractual amounts payable (outflow)	1,690	78,266	450,019	1,173,525	—	1,703,500
Total	(1,690)	8,726	(35,426)	57,025	—	28,635

(*) It includes contracts whose future flows agreed to be exchanged are settled on a net basis (non-delivery) and a gross basis (full-delivery).

(**) It only includes contracts whose future flows agreed to be exchanged are settled on a net basis (non-delivery).

The table below shows maturity, by contractual term, of the contingent credits (indirect loans) granted by the Group as of the dates of the consolidated statement of financial position:

	2025	2024
	S/(000)	S/(000)
Contingent credits (indirect loans)
Up to 1 month	1,258,273	649,837
From 1 to 3 months	1,238,443	1,364,278
From 3 to 12 months	2,751,311	2,644,655
From 1 to 5 years	319,669	409,898
Over 5 years	26	26
Total	5,567,722	5,068,694

The Group estimates that not all of the contingent loans (indirect) or commitments will be used before the maturity date of the commitments.

The following table shows the changes in liabilities arising from financing activities according to IAS 7:

	2025
	Balance as of January 1	Declared dividends payable	Dividends received on treasury shares in the Group	Cash flow	Effect of variation in exchange rate	Others	Balance as of December 31
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Inter-bank funds	—	—	—	54,992	8	19	55,019
Bonds, notes and other obligations	6,075,433	—	—	123,204	(600,058)	(8,171)	5,590,408
Lease liability related to right-of-use assets	143,803	—	—	(54,105)	(605)	55,152	144,245
Dividends payable of IFS	—	420,096	(13,266)	(406,830)	—	—	—
Dividends payable to minority	958	3,097	—	(3,040)	—	3,019	4,034
Total liabilities for financing activities	6,220,194	423,193	(13,266)	(285,779)	(600,655)	50,019	5,793,706

	2024
	Balance as of January 1	Dividends payable	Cash flow	Effect of variation in exchange rate	Others	Balance as of December 31
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Inter-bank funds	119,712	—	(121,438)	1,785	(59)	—
Bonds, notes and other obligations	5,551,629	—	439,867	67,186	16,751	6,075,433
Lease liability related to right-of-use assets	90,513	—	(55,391)	102	108,579	143,803
Dividends payable	911	430,425	(430,280)	—	(98)	958
Total liabilities for financing activities	5,762,765	430,425	(167,242)	69,073	125,173	6,220,194

29.4.
Insurance risk

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

(a)
Life insurance contracts -

Interseguro has developed its insurance underwriting strategy to diversify the type of insurance risks accepted. Factors that aggravate the insurance risk include lack of risk diversification in terms of type and amount of risk and geographic location. The underwriting strategy aims to ensure that underwriting risks are well diversified in terms of type and amount of risk. Underwriting limits serve to implement the selection criteria for appropriate risk. As of December 31, 2025 and 2024, most of the insurance contracts entered into by Interseguro are located in the city of Lima.

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

(a.1) Sensitivity of life insurance contracts and reinsurance contracts -

The following sensitivity analysis shows the impact (gross and net of the reinsurance held) on the contractual service margin (“CSM”), income before taxes and net equity for the reasonably possible movements in the key assumptions, the rest of the assumptions remaining constant. The correlation of the assumptions will have a significant effect on the determination of the final impacts, but to demonstrate the impact resulting from changes in each assumption, the assumptions had to be changed individually. It is worth noting that the movements of these assumptions are non-linear. When options exist, these are the main reason of the sensitivity's asymmetry. The method used to obtain information about the sensitivity and the significant hypotheses did not vary regarding the previous period.

Life insurance contracts issued

		2025				2024
	Change in assumptions	Impact on income before taxes, gross of reinsurance	Impact on income before taxes, net of reinsurance	Impact on net equity, gross of reinsurance	Impact on net equity of reinsurance	Impact on income before taxes, gross of reinsurance	Impact on income before taxes, net of reinsurance	Impact on net equity, gross of reinsurance	Impact on net equity of reinsurance
	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Mortality/morbidity rate	+10%	(11,635)	(5,508)	(13,831)	(7,705)	(11,560)	(9,942)	(12,038)	(10,420)
Longevity	+10%	(209,615)	(209,615)	(202,358)	(202,358)	(215,592)	(215,592)	(179,819)	(179,819)
Expenses	+10%	(36,563)	(36,568)	(36,824)	(36,829)	(38,400)	(38,274)	(33,987)	(33,862)
Expiration and abandonment rate	+10%	10,238	8,779	9,527	8,067	11,536	10,589	7,267	6,320

Mortality/morbidity rate	+10%	11,670	8,410	13,713	10,453	11,150	10,048	11,470	10,368
Longevity	+10%	133,505	133,505	127,307	127,307	157,253	157,253	125,713	125,713
Expenses	+10%	36,361	36,317	36,611	36,566	38,394	38,330	33,980	33,916
Expiration and abandonment rate	+10%	(10,900)	(9,291)	(9,936)	(8,326)	(12,300)	(11,206)	(7,665)	(6,571)

		2025		2024
	Change in assumptions	Impact on CSM before taxes, gross of reinsurance	Impact on CSM before taxes, net of reinsurance	Impact on CSM before taxes, gross of reinsurance	Impact on CSM before taxes, net of reinsurance
	%	S/(000)	S/(000)	S/(000)	S/(000)
Mortality/morbidity rate	+10%	(43,274)	(31,820)	(32,566)	(21,822)
Longevity	+10%	(38,516)	(38,516)	(40,650)	(40,650)
Expenses	+10%	(34,322)	(34,317)	(26,561)	(26,686)
Expiration and abandonment rate	+10%	(6,127)	(6,684)	(3,941)	(4,485)

Mortality/morbidity rate	+10%	43,664	29,152	33,422	22,119
Longevity	+10%	92,190	92,190	75,852	75,852
Expenses	+10%	34,501	34,545	26,543	26,606
Expiration and abandonment rate	+10%	7,535	8,262	4,852	5,480

(a.2) Analysis of maturities of insurance and reinsurance contracts liabilities (present value of the future cash flows) –

The following table summarizes the maturity profile of the portfolios of insurance contracts issued and the portfolios of reinsurance contracts held that are liabilities of the Group, based on the estimations of the present value of the future cash flows that are expected to be paid in the following periods:

	2025
	Less than 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance contractual liabilities	732,197	621,125	638,880	696,011	749,969	22,271,639	25,709,821
Life reinsurance contractual liabilities	(13,692)	(4,573)	(2,433)	(2,203)	(2,020)	(146,871)	(171,792)
Other liabilities	179,582	199,518	422,607	297,110	636,793	1,116,144	2,851,754
Total	898,087	816,070	1,059,054	990,918	1,384,742	23,240,912	28,389,783

	2024
	Less than 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance contractual liabilities	828,869	662,883	701,260	742,760	787,041	21,797,613	25,520,426
Life reinsurance contractual liabilities	(20,594)	(1,034)	(1,075)	(1,117)	(1,157)	(109,120)	(134,097)
Other liabilities	98,700	137,306	154,129	164,923	265,832	992,608	1,813,498
Total	906,975	799,155	854,314	906,566	1,051,716	22,681,101	27,199,827

Analysis of maturities of financial assets (based on non-discounted contractual cash flows) –

The following table summarizes the maturity profile of the Group’s financial assets in function of the non-discounted contractual cash flows, including interest receivable.

	2025
	Less than 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and cash equivalents	—	—	—	—	—	—	—
Investments at fair value through profit or loss	88	88	88	88	88	2,444	2,884
Debt instruments at fair value through other comprehensive income	1,064,804	1,055,793	1,054,406	1,307,692	1,259,962	18,492,436	24,235,093
Investments at amortized cost	—	—	—	—	25,904	—	25,904
Total	1,064,892	1,055,881	1,054,494	1,307,780	1,285,954	18,494,880	24,263,881

	2024
	Less than 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and cash equivalents	—	—	—	—	—	—	—
Investments at fair value through profit or loss	98	98	98	98	98	2,834	3,324
Debt instruments at fair value through other comprehensive income	1,057,660	1,067,828	1,152,885	1,162,798	1,283,365	18,332,782	24,057,318
Investments at amortized cost	—	—	—	—	27,201	—	27,201
Total	1,057,758	1,067,926	1,152,983	1,162,896	1,310,664	18,335,616	24,087,843

(a.3) Exchange rate risk –

It is the risk that the fair value of future cash flows of a financial instrument, assets and/or liabilities of insurance contracts may fluctuate due to changes in the exchange rate.

The main operations of the Group are performed in Soles and their exposure to exchange rate risk rises mainly regarding the US Dollar. The Group’s financial assets are mainly denominated in the same currencies as its insurance contracts liabilities.

The Group partially mitigates the foreign currency risk associated with insurance contracts through the holding of reinsurance contracts denominated in the same currencies as its insurance contractual liabilities.

The following table summarizes the financial assets and the insurance contracts assets and liabilities of the Company by main currency:

	2025			2024
	US Dollar	Sol	Total	US Dollar	Sol	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and cash equivalents	181,399	301,145	482,544	72,053	131,892	203,945
Investments at fair value through profit or loss	570,928	3,292	574,220	372,064	4,585	376,649
Debt instruments at fair value through other comprehensive income	4,391,332	9,560,725	13,952,057	4,205,803	9,062,225	13,268,028
Investments at amortized cost	—	25,904	25,904	—	24,838	24,838

Insurance contracts assets -
Life insurance issued	—	—	—	—	—	—
Life reinsurance held	2,056	15,022	17,078	207	18,395	18,602
Reinsurance held	—	—	—	—	—	—

Insurance contracts liabilities -
Life insurance issued	3,604,846	9,453,926	13,058,772	3,940,738	8,581,614	12,522,352
Life reinsurance held	4,898	(416)	4,482	—	1,968	1,968
Reinsurance held	—	—	—	—	—	—

Interest rate risk

The Group has adopted the option of reflecting in other comprehensive income (“OCI”) the fluctuations in the discount rate applicable to insurance contract liabilities, pursuant to IFRS 17, as well as certain financial instruments that are recorded at fair value through OCI, according to IFRS 9. This accounting strategy allows the mitigation of the volatility in the consolidated statement of income because the interest rate fluctuations do not impact directly on the income for the period. These decisions, altogether, protect the reported financial performance against changes in the market environment.

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

	2025	2024
	S/(000)	S/(000)
Insurance contracts assets -
Life insurance issued	—	—
Life reinsurance held	17,078	18,602
Reinsurance held	—	—

Insurance contracts liabilities -
Life insurance issued	13,058,772	12,522,352
Life reinsurance held	4,482	1,968
Reinsurance held	—	—

Debt instruments at fair value through profit or loss	574,220	376,649
Debt instruments at fair value through other comprehensive income	13,952,057	13,268,028
Debt instruments at amortized cost	25,904	24,838
Total	27,632,513	26,212,437

The following analysis is made for the reasonably possible movements of the key variables, the rest of the variables remaining constant, showing the impact on income before taxes and equity. The correlation of the variables will have a significant effect on the determination of the final impact of the interest rate risk, but to demonstrate the impact due to changes in variables, the variables had to be changed individually. It is worth noting that the movements of these variables are non-linear. The method used to obtain information about the sensitivity and the significant variables did not vary regarding the previous period.

		2025		2024
	Change in basis points	Impact on income before taxes	Impact on equity	Impact on income before taxes	Impact on equity
		S/(000)	S/(000)	S/(000)	S/(000)
Insurance and reinsurance contracts	+100	(7,229)	1,206,193	(4,958)	1,113,771
Debt instruments	+100	(111)	(979,197)	(99)	(928,453)
Insurance and reinsurance contracts	-100	9,094	(1,469,217)	6,210	(1,345,914)
Debt instruments	-100	128	1,125,978	115	1,068,856

29.5 Real estate risk management -

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

29.6 Operational risk

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

Group’s Management has focused its attention on the implementation of a series of measures aimed to ensure the Group’s workers an optimal environment of information technology systems and cybersecurity systems for the execution of their operations within a mixed labor environment (home or office).

29.7 Capital management

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

	As of December 31, 2025
	Quoted price in active markets	Significant observable inputs	Significant unobservable inputs
	Level 1	Level 2	Level 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Financial investments
At fair value through profit or loss (*)	247,299	666,443	1,052,249	1,965,991
Debt instruments measured at fair value through other comprehensive income	13,732,571	7,566,826	—	21,299,397
Equity instruments measured at fair value through other comprehensive income	518,843	3,675	33,631	556,149
Derivatives receivable	—	120,878	—	120,878
	14,498,713	8,357,822	1,085,880	23,942,415
Accrued interest				363,254
Total financial assets				24,305,669
Financial liabilities
Derivatives payable	—	207,084	—	207,084
Total financial liabilities	—	207,084	—	207,084

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Financial investments
At fair value through profit or loss (*)	304,659	459,767	1,012,141	1,776,567
Debt instruments measured at fair value through other comprehensive income	12,722,114	7,655,691	—	20,377,805
Equity instruments measured at fair value through other comprehensive income	406,778	13,850	37,640	458,268
Derivatives receivable	—	143,201	—	143,201
	13,433,551	8,272,509	1,049,781	22,755,841
Accrued interest				347,087
Total financial assets				23,102,928
Financial liabilities
Derivatives payable	—	102,288	—	102,288
Liabilities at fair value through profit or loss	61,153	—	—	61,153
Total financial liabilities	61,153	102,288	—	163,441

(*) As of December 31, 2025 and 2024, correspond mainly to participation in mutual funds, and investment funds and shares.

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

During 2025, there were no transfers to or from level 1 to level 2. During 2024, there were transfers of certain financial instruments from Level 1 to Level 2 for an amount of S/7,995,000, because they stopped being actively traded during the year, and consequently, fair values were obtained by using observable market data. Likewise, during 2025 and 2024, there were transfers of certain financial instruments from Level 2 to Level 1 for an amount of S/19,763,000 and S/42,195,000, respectively.

During 2025 and 2024, there were no transfers of financial instruments to or from level 3 to level 1 or level 2.

The table below presents a description of significant unobservable data used in valuation:

	Valuation technique	Significant unobservable inputs	Valuation		Sensitivity of inputs to fair value
			2025	2024
Private Equity Stocks	Net asset value	NAV	Depends on each investment	Depends on each investment	10 percent increase (decrease) in the NAVs would result in an increase (decrease) in fair value by S/12,086,000 as of December 31, 2025 and S/8,096,000 as of December 31, 2024.
Private equity funds	Net asset value	NAV	Depends on each investment	Depends on each investment	10 percent increase (decrease) in the NAVs would result in an increase (decrease) in fair value by S/93,138,000 as of December 31, 2025 and S/93,119,000 as of December 31, 2024.
Non-listed shares	Equity method	-	According to price risk	According to price risk	5 percent increase (decrease) of the price would result in an increase in fair value of S/1,682,000 as of December 31, 2025 and S/1,882,000 as of December 31, 2024.

The table below includes a reconciliation of fair value measurement of financial instruments classified by the Group within Level 3 of the valuation hierarchy:

	2025	2024
	S/(000)	S/(000)
Initial balance as of January 1	1,049,781	919,866
Purchases	103,912	81,369
Sales	(122,565)	(78,231)
Gain recognized on the consolidated statement of income	54,752	126,777
Balance as of December 31	1,085,880	1,049,781

(b)
Financial instruments not measured at their fair value -

The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value, presented by level of fair value hierarchy:

	As of December 31, 2025					As of December 31, 2024
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	14,035,949	—	—	14,035,949	14,035,949	12,615,226	—	—	12,615,226	12,615,226
Inter-bank funds	—	40,006	—	40,006	40,006	—	220,060	—	220,060	220,060
Investments at amortized cost	4,026,559	140,840	—	4,167,399	3,989,015	3,775,935	98,658	—	3,874,593	3,898,198
Loans, net	—	50,189,528	—	50,189,528	50,770,150	—	48,333,964	—	48,333,964	49,229,448
Due from customers on acceptances	—	51,332	—	51,332	51,332	—	9,163	—	9,163	9,163
Other accounts receivable and other assets, net	—	1,135,362	—	1,135,362	1,135,362	—	1,588,600	—	1,588,600	1,588,600
Reinsurance contract assets	—	57,182	—	57,182	57,182	—	18,602	—	18,602	18,602
Total	18,062,508	51,614,250	—	69,676,758	70,078,996	16,391,161	50,269,047	—	66,660,208	67,579,297
Liabilities
Deposits and obligations	—	56,042,175	—	56,042,175	56,027,630	—	53,770,487	—	53,770,487	53,768,028
Inter-bank funds	—	55,019	—	55,019	55,019	—	—	—	—	—
Due to banks and correspondents	—	7,183,314	—	7,183,314	7,166,014	—	7,706,223	—	7,706,223	7,562,057
Bonds, notes and other obligations	4,976,125	710,793	—	5,686,918	5,590,408	5,163,150	838,662	—	6,001,812	6,075,433
Due from customers on acceptances	—	51,332	—	51,332	51,332	—	9,163	—	9,163	9,163
Insurance and reinsurance contract liabilities	—	13,063,254	—	13,063,254	13,063,254	—	12,524,320	—	12,524,320	12,524,320
Other accounts payable and other liabilities	—	4,172,085	—	4,172,085	4,172,085	—	4,024,513	—	4,024,513	4,024,513
Total	4,976,125	81,277,972	—	86,254,097	86,125,742	5,163,150	78,873,368	—	84,036,518	83,963,514

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instrument and they include the following:

(i)
Long-term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of December 31, 2025 and 2024, the book value of loans, net of allowances, was not significantly different from the calculated fair values.

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

As of December 31, 2025 and 2024, the value of the managed off-balance sheet financial assets is as follows:

	2025	2024
	S/(000)	S/(000)
Investment funds	19,418,061	19,534,337
Mutual funds	9,340,950	7,926,478
Total	28,759,011	27,460,815
32.
Subsequent event

On January 15, 2026, Interbank issued senior notes called “Senior Notes due 2031” for a total of US$500,000,000, under Rule 144-A and/or Regulation S of the U.S. Securities Act of 1933 of the United States of America. This issuance matures in July 2031 and carries a nominal annual interest rate of 4.80 percent.

On April 1, 2026, IFS and InRetail Peru Corp. formed a joint venture to acquire 100 percent of a related entity; InFinance XP S.A. (formerly Financiera Oh! S.A.) for US$130,000,000, each holding a 50 percent stake. InFinance XP S.A., a consumer finance company in Peru with a large customer base, loans, and deposits, is expected to enhance the integration of digital payments and consumer financing by combining its capabilities with IFS’s financial services platform and InRetail’s extensive retail network.